Form 20-F
period 2000-12-31
AMERICA MOVIL SA DE CV/
filed 2001-07-02
CIK 1129137

     As filed with the Securities and Exchange Commission on July 2, 2001

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               _________________

                                   FORM 20-F
                               _________________

                     Annual Report Pursuant to Section 13
                    of the Securities Exchange Act of 1934
                  for the fiscal year ended December 31, 2000

               Commission file number for securities registered
                pursuant to Section 12(b) of the Act:  0-32245

               Commission file number for securities registered
                pursuant to Section 12(g) of the Act:  1-16269

                          AMERICA MOVIL, S.A. DE C.V.
            (exact name of registrant as specified in its charter)

                                America Mobile
                (translation of registrant's name into English)

                             United Mexican States
                        (jurisdiction of incorporation)

         Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico
                   (address of principal executive offices)

Securities registered pursuant to                    Name of each exchange
Section 12(b) of the Act:                            on which registered:

American Depositary Shares, each representing        New York Stock Exchange
20 Series L Shares, without par value

Series L Shares, without par value                   New York Stock Exchange
                                                     (for listing purposes only)
Securities registered pursuant to
Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2000:

                         3,266.2 million    AA Shares
                           339.1 million    A Shares
                        10,404.6 million    L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  X          No_____
                          ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                      Item 17_____    Item 18 X
                                             ---
================================================================================

                               TABLE OF CONTENTS

Item 1-2.     Not Applicable.
Item 3.       Key Information...................................................................   1
                Selected Financial Data.........................................................   1
                Exchange Rate Information.......................................................   3
                Risk Factors....................................................................   4
                Forward-Looking Statements......................................................  16
Item 4.       Information on the Company........................................................  17
                The Company.....................................................................  17
                Business of Telcel..............................................................  21
                Subsidiaries....................................................................  33
                Telecom Americas................................................................  38
                Other Investments...............................................................  48
                Capital Expenditures............................................................  53
                The Spin-off....................................................................  54
Item 5.       Operating and Financial Review and Prospects......................................  55
Item 6.       Directors, Senior Management and Employees........................................  64
Item 7.       Major Shareholders and Related Party Transactions.................................  70
                Major Shareholders..............................................................  70
                Related Party Transactions......................................................  72
Item 8.       Financial Information.............................................................  74
                Dividends.......................................................................  74
                Legal Proceedings...............................................................  74
Item 9.       The Offer and Listing.............................................................  76
                Description of Securities.......................................................  76
                Trading Markets.................................................................  76
                Trading on the Mexican Stock Exchange...........................................  77
Item 10.      Additional Information............................................................  79
                Bylaws..........................................................................  79
                Certain Contracts...............................................................  79
                Exchange Controls...............................................................  79
                Taxation........................................................................  80
                Documents on Display............................................................  84
Item 11.      Quantitative and Qualitative Disclosures about Market Risk........................  85
                Exchange Rate and Interest Rate Risks...........................................  85
                Sensitivity Analysis Disclosures................................................  85
Items 12-17.  Not Applicable.
Item 18.      Financial Statements..............................................................  85
Item 19.      Exhibits..........................................................................  86

                                    PART I

Item 3.  Key Information

                            SELECTED FINANCIAL DATA

     This annual report includes under Item 18 our audited financial statements as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000. The audited financial statements as of December 31, 2000 and for the year ended December 31, 2000 have been prepared on a consolidated basis. The audited financial statements as of December 31, 1999 and for the years ended December 31, 1998 and 1999 have been prepared on a combined basis from the historical accounting records of Telefonos de Mexico, S.A. de C.V. (Telmex) and represent the combined historical operations of the entities that Telmex transferred to us in the spin-off that established America Movil in September 2000. See "The Spin-off" under Item 4.

     Our financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

     Pursuant to Mexican GAAP, in the financial statements and the selected financial information set forth below:

     . nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation,

     . gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income, and

     . all financial statements are restated in constant pesos as of December 31, 2000.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to our audited financial statements.

     The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member of Ernst & Young International, independent auditors. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

                                                              As of and for the year ended December 31,
                                               -----------------------------------------------------------------------------
                                                     1996            1997            1998           1999            2000
                                               --------------   -------------  --------------    -----------    ------------
                                                      (millions of constant pesos as of December 31, 2000)(1)
Income Statement Data:
Mexican GAAP
Operating revenues........................     Ps.  5,113      Ps.  5,705      Ps.  9,414     Ps.  15,696    Ps.  29,190
Operating costs and expenses..............          7,434           5,722           7,598          13,468         26,371
Operating (loss) income...................         (2,321)            (16)          1,816           2,228          2,819
Net income................................            226           1,595           3,899           4,366            877
Net income per share(2)...................          0.015           0.110           0.269           0.301          0.062

U.S. GAAP
Operating revenues........................     Ps.  5,113      Ps.  5,705      Ps.  9,414     Ps.  15,696    Ps.  29,190
Operating income (loss)...................         (2,415)            193           1,456           1,608          1,935
Net income (loss).........................            101           1,863           2,935           2,703           (410)
Net income (loss) per share(2)............          0.006           0.128           0.202           0.187         (0.029)

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net........     Ps.  4,351      Ps.  4,898      Ps.  6,574     Ps.  12,733    Ps.  33,148
Total assets..............................         44,376          46,306          52,190          67,104         89,016
Long-term debt(3).........................            739             187              86           2,468          1,183
Minority interest.........................             --              --              --             677          2,142
Total stockholders' equity................         42,038          44,370          49,843          57,061         66,314

U.S. GAAP
Total assets..............................    Ps.  44,634     Ps.  46,956     Ps.  52,941    Ps.  67,783       Ps.89,666
Long-term debt(3).........................            739             187              86          2,468           1,183
Minority interest.........................             --              --              --            677           2,142
Total stockholders' equity................         42,045          44,887          49,215         54,651          61,909

___________
(1)  Except per share data.
(2) For 1999 and prior years, based on 14,485 million shares outstanding at September 25, 2000, the date America Movil was established. For 2000, based on the average weighted number of America Movil shares outstanding during the year, assuming 14,485 million shares outstanding for the period prior to September 25, 2000. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3) Long-term debt at December 31, 1999 includes long-term debt owed to related parties. See Notes 11 and 14 to our audited financial statements.

                           EXCHANGE RATE INFORMATION

     Mexico has had a free market for foreign exchange since 1991. Since December 1994, the Mexican government has allowed the peso to float freely against the U.S. dollar. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but has been relatively stable in 1999, 2000 and in 2001 to date. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.


Period                                               High            Low           Average(1)          Period End
------                                             --------        --------      --------------      --------------
1996                                               Ps.  7.3250     Ps.  8.0450     Ps.  7.6347        Ps.  7.8810
1997..........................................          7.7172          8.4100          7.9674             8.0700
1998..........................................          8.0400         10.6300          9.2425             9.9010
1999..........................................          9.2430         10.6000          9.5630             9.4800
2000..........................................          9.1830         10.0870          9.4717             9.6180

2000:
  January.....................................          9.4020          9.6400
  February....................................          9.3540          9.5970
  March.......................................          9.1830          9.3630
  April.......................................          9.2900          9.5010
  May.........................................          9.3340          9.6270
  June........................................          9.4900         10.0870
  July........................................          9.3290          9.5570
  August......................................          9.1830          9.3880
  September...................................          9.2080          9.4750
  October.....................................          9.3990          9.6960
  November....................................          9.3710          9.6480
  December....................................          9.3700          9.6180

2001:
  January.....................................          9.6790          9.8850
  February....................................          9.6570          9.7800
  March.......................................          9.4850          9.7060
  April.......................................          9.1870          9.4225
  May.........................................          8.9460          9.2915
  June (through June 28)......................          9.0450          9.1800

______________
(1)    Average of month-end rates.

          On June 28, 2001, the noon buying rate was Ps.9.0875 to U.S.$1.00.

                                  RISK FACTORS

Risks Relating to Our Mexican Wireless Business

  Substantial and increasing competition in the Mexican wireless industry could adversely affect our business

     We face substantial competition in the Mexican wireless industry, and we expect competition to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services and the auction of additional spectrum.

     Our subsidiary Telcel holds concessions in all nine regions in Mexico to operate both a cellular network using the 800 megahertz (Band B) radio spectrum and a personal communications services (PCS) network using the 1900 megahertz (Band D) radio spectrum. We face competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Our competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless, Pegaso Telecomunicaciones, S.A. de C.V. and several companies that Telefonica S.A. recently acquired from Motorola.

     We anticipate that market prices for two-way wireless services generally will decline in the future due to increased competition. We also expect that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. All of this may lead to greater choices for customers, possible consumer confusion and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

     Our ability to compete successfully also will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability will decline.

  We may not be able to build out and upgrade our network on a timely basis

     We are in the process of building out and upgrading our wireless network in Mexico. In order to build out our network, we must obtain cell and switch sites; obtain rights of way, government approvals and permits for network construction; complete radio frequency design for each developing area; design and install switching systems, radio systems, interconnection facilities and operating support systems; expand and maintain customer care, network management and management and administrative systems; and obtain additional radio spectrum frequencies. Over the next several years, we intend to upgrade our network to implement the next generation of wireless technology.

     We cannot guarantee you that we will successfully execute these tasks, many of which are not under our control, on a timely basis or at all. Our ability to develop our network is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political and regulatory factors and currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our wireless network, or do so in a timely manner, we could lose current and potential customers to competitors, one or more of our concessions could be terminated and our results and financial condition could suffer.

  We require substantial capital to build out our wireless network and for other purposes, and we may not be able to raise sufficient capital on a timely basis or at all

     We require substantial capital to operate and build out our wireless network. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new wireless technologies and potentially to acquire and invest in other communications companies. Telcel has budgeted capital expenditures of approximately U.S.$1.3 billion for the four quarters ending December 31, 2001, principally for the build-out of its cellular network. To meet these requirements, we have relied, and expect to continue to rely, in part on the approximately U.S.$2.5 billion in cash and short-term investments we had at December 31, 2000. However, our international businesses also have substantial capital requirements, and to date we have provided a substantial portion of these funds to Telecom Americas, our joint venture with Bell Canada International Inc. and SBC International, Inc., and to certain of our other international subsidiaries and joint ventures. We may also decide to finance new investments outside Mexico. If these funds are insufficient to meet our budgeted capital requirements for Telcel, we may not be able to raise capital to finance any shortfall on a timely basis, or at all.

     In addition, we may not be able to respond quickly, or at all, to new, unexpected capital requirements, which could impede our business and development. Some of the factors that could cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from our business plan.

     Historically, Telcel relied on assistance from its former parent company, Telmex, to help satisfy its capital requirements. Telmex no longer provides us with resources or provides financial or other support to Telcel if we cannot meet our own capital needs.

     Failure to obtain adequate capital in a timely fashion could result in the delay or abandonment of our development and expansion plans or the failure to meet regulatory build-out requirements.

  Regulatory developments in Mexico could hurt our business and could result in the termination of our concessions

     Telcel's business is subject to extensive government regulation, principally by an independent agency within the Mexican Communications Ministry known as Cofetel, and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

     The Mexican General Communications Law and Telcel's concessions include various provisions under which the concessions may be terminated by Cofetel before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards. The loss of any one concession could have a material adverse impact on our business and results of operations.

     In addition, the Communications Ministry is authorized to impose specific rate requirements on any wireless operator that is determined by the Federal Competition Commission to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements on us.

Risks Relating to our International Subsidiaries and Joint Ventures

  We are dependent on relationships with our partners, and disagreements with our partners could hurt our international businesses and favor our competitors

     We cannot assure you that all of our relationships with our partners will be harmonious and successful. Certain of our international businesses, including our operations in Guatemala, Ecuador and Argentina, are conducted through subsidiaries in which we own a majority, but less than 100%, ownership interest. As a result, we are required to obtain the consent and cooperation of our partners with respect to certain matters in order to implement and expand upon our business strategies. See "Subsidiaries" under Item 4.

     Certain of our other international businesses, including the investments we hold through Telecom Americas, our joint venture with Bell Canada International Inc. and SBC International, Inc., as well as our investment in Puerto Rico, are conducted through joint ventures in which we do not own a majority ownership interest or a controlling voting interest. As a result, we have limited control over the business strategies of these companies. For instance, approval of operating and capital expenditure budgets and distributions to and capital contributions from shareholders typically require the consent of our partners. Moreover, the refusal of any of these partners to approve funding or to fund their pro rata share of capital contributions could force us to contribute on a disproportionate basis in situations where we are unable to receive a corresponding increase in our ownership percentage. Disagreements with our partners could adversely affect the business prospects of these companies or result in the termination of the joint venture arrangements under which we hold our ownership interests. See "Telecom Americas" and "Other Investments" under Item 4.

  Telecom Americas, our joint venture with BCI and SBCI, presents risks relating to the international investments we hold through it

     Telecom Americas, our joint venture with Bell Canada International, Inc.
(BCI) and SBC International, Inc. (SBCI), holds investments in the telecommunications sector in Brazil, Colombia and Venezuela and is expected to serve as our principal vehicle for expansion in Latin America. See "Telecom Americas" under Item 4.

     We have a 44.277% interest in Telecom Americas, and the joint venture is subject to complex provisions governing the rights of each venturer with respect to management. In general, these provisions effectively require agreement between America Movil and BCI in order to make significant decisions about the joint venture. With respect to certain limited matters, the agreement of SBCI is also required. As a result, our success in achieving our objectives through Telecom Americas will depend on our ability to reach agreement with BCI and SBCI.

     Each of the companies in which the joint venture has interests is independently managed. Each of these companies presents a variety of risks, including operational, commercial, financial and management risks, that could adversely affect the value of our investment in the joint venture.

  Telecom Americas does not have voting control of many of its important operating companies

     Due to governmental regulations and other restrictions, Telecom Americas does not have voting control of any of ATL-Algar Telecom Leste S.A., Tess S.A., Americel S.A., Telet S.A. or Canbras Communications Corp. in Brazil or Comunicacion Celular S.A. (Comcel) or Occidente y Caribe Celular S.A. (Occel) in Colombia. Although we expect that Telecom Americas will eventually acquire voting control over these operating companies, we can provide no assurances that this will occur.

     The arrangements through which Telecom Americas holds its interests in its Brazilian operating companies are subject to extensive government regulation. Although the Brazilian regulatory authorities reviewed and approved the transactions in which Telecom Americas acquired its interests in the Brazilian operating companies, we can provide no assurances that the regulatory environment in Brazil will not change in the future. Existing and future Brazilian regulatory restrictions could have a material adverse effect on the ability of Telecom Americas to obtain voting control of its Brazilian investments, to transfer its interests in its Brazilian operating companies or to maximize the proceeds from any such transfer.

  Our international businesses may not be able to build out and upgrade their networks on a timely basis

     Our international wireless businesses need to complete the build-out of their wireless networks and, in the next several years, to implement upgrades to their networks to access the next generation of digital technology. In addition, our subsidiary in Guatemala, Telecomunicaciones de Guatemala, S.A. (Telgua), is in the process of building out its fixed-line network. We cannot guarantee you that we will successfully execute these tasks on a timely basis or at all. Our ability to develop networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political or regulatory factors and foreign currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our networks, or do so in a timely manner, we could lose current and potential customers to competitors, one or more of our concessions could be terminated and our revenues could suffer.

  Our international businesses require substantial capital to build out their networks and for other purposes, and they may not be able to raise sufficient capital on a timely basis or at all

     Our international businesses require substantial capital resources to continue their growth and development, and if we decline to assist them with our resources at some time in the future, particularly during an economic crisis in Latin America, any problems these businesses encounter in addressing capital shortfalls will be aggravated. Historically, we relied on assistance from Telmex to help satisfy our capital requirements. Following the spin-off, Telmex no longer provides us with resources or to provide financial or other support to our subsidiaries and joint ventures if they cannot meet their own capital needs.

     We have budgeted capital expenditures of approximately U.S.$1,570.5 million for the four quarters ending December 31, 2001 for our international businesses. As of December 31, 2000, we were required to provide U.S.$1,007.5 million to Telecom Americas as the requirements of the joint venture arise. In addition, we have budgeted approximately U.S.$263 million for other capital expenditures for our international subsidiaries and affiliates. To meet these requirements, we have relied, and expect to continue to rely, in part on the approximately U.S.$2.5 billion in cash and short-term investments we had at December 31, 2000, but we also expect to use a portion of these funds to finance capital expenditures of Telcel and to finance new international investments.

     If we or our partners decide not to contribute capital to our international businesses, they may be obliged to raise capital through external borrowings or other external financing activities. These companies may not be able to arrange any needed additional financing to fund their capital requirements on acceptable terms, or at all.

     Increased indebtedness may have a number of negative effects on the operations of our international businesses, including increased difficulty in obtaining future financing, allocation of increasing amounts of income to debt repayments and restrictions imposed by lenders on these businesses' capital resources or operations.

  Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our international businesses

     Our international wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We expect that competition will intensify in the future, both from new entrants and existing competitors, and that market prices for wireless services will continue to decline and customer churn will increase due to increased competition. Among other things, our competitors could provide increased handset subsidies, provide free services, such as Internet access, expand their networks faster and develop and deploy improved wireless technologies faster.

     If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, the revenues and profitability of our international businesses will decline. In addition, the cost of adding new customers may continue to increase, reducing profitability even if customer growth continues.

  We may not be able to obtain or maintain favorable roaming arrangements

     In countries where our businesses do not have nationwide coverage, roaming is an important feature to some of their customers. To the extent competitors have, or are perceived to have, better roaming features than our businesses, those businesses may lose customers to their competitors. Our customers can access another provider's wireless system only if our customers' handsets are compatible with the other provider's system and the other provider allows them to roam on its network. We rely on agreements to provide roaming capability to customers in Latin America, the United States and elsewhere in areas that our networks do not serve. Some competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. Also, competitors may be able to obtain roaming rates that are lower than rates obtained by our Latin American companies, giving these competitors a pricing advantage. In addition, the quality of service that another wireless provider delivers during a roaming call may be inferior to the quality of service our companies provide.

     Our companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers' customers roam in the companies' territories. If these roaming agreements were to terminate, or if the other providers deploy incompatible technologies, revenues would decrease.

  Government regulation could hurt our international businesses

     Our international businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect us. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. Many of the laws, regulations and instruments that regulate our businesses, including in Brazil, Argentina and Ecuador, were only recently adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.

     Many Latin American countries are executing programs to deregulate and privatize the provision of communications services, including wireless services. However, these programs are still developing, and we cannot guarantee that changes in political administrations will not lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our Latin American operations. Such restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could cause losses of revenues and capital investments. Some restrictions currently exist, generally in the form of percentage limits on our equity ownership in joint ventures in foreign markets.

  Our international businesses have concessions that are subject to termination

     The terms of the licenses or concessions under which our international wireless businesses operate typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. Failure to comply with these criteria could result in the revocation of licenses, the imposition of fines or other government actions. We cannot assure you that our international business will be able to comply fully with the terms of their licenses.

  We have invested in businesses and countries in which we have no previous experience, and we may be unsuccessful in addressing the new challenges and risks they present

     We have invested in a growing number of businesses outside our core activity of providing wireless telecommunications services in Mexico, and we plan to continue doing so, especially in the rest of Latin America and in businesses related to the Internet, information technology and wireless telecommunications. These investments involve risks to which we have not previously been exposed and countries in which we have no previous experience. Some of the investments are in countries that, like Guatemala, Ecuador, Brazil, Colombia, Argentina and Venezuela, may present different or greater country risk than Mexico. Some are in sectors in which we have limited prior experience. Many of them are start-up or development-stage companies that will require substantial investments. There can be no assurance that these investments will ultimately be successful.

  The Guatemalan government is seeking the reversal of the privatization of our subsidiary Telgua

     The Guatemalan government has commenced certain proceedings against our subsidiary Telecomunicaciones de Guatemala, S.A. (Telgua). In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations state that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the privatization. Telgua was formally notified of these proceedings on October 6, 2000. We are contesting the proceedings and expect that we will have an opportunity to be heard. Although we do not currently expect that the judicial proceeding will ultimately have consequences that are materially adverse to America Movil's interests, we are unable to predict the outcome of the proceedings. If the government ultimately prevails and pursues the most aggressive remedies, we may be required to transfer our interest in Telgua to Guatel or another agency of the Guatemalan government.

Risks Relating to the Wireless Industry Generally

  Changes in the wireless industry could affect us in ways we cannot predict

     The wireless communications industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in customer demand, and as to the extent to which prices for airtime and line rental may continue to decline. As a result, our future prospects remain uncertain.

  Our technology may not be compatible with the next generation of wireless technology

     There are three existing digital technologies for wireless communications, none of which is compatible with the others. Telcel and certain of our international businesses currently use time division multiple access (TDMA) technology for their digital networks. However, a number of other wireless service providers, including certain of our other international businesses, use code division multiple access (CDMA) as their digital wireless technology, and still other wireless providers use global system for mobile communications (GSM) technology. The next generation wireless technology that gains widespread acceptance might not be compatible with the technologies currently used by Telcel and our international businesses. If it is not, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure. Such increased capital requirements could materially adversely affect our financial condition and prospects.

  We may have difficulty collecting amounts due from other communications carriers

     In most of the markets in which we operate, including Mexico, the calling party pays for the airtime on a call to a wireless number. If a subscriber of another cellular service provider places a call to one of our Telcel customers in Mexico, Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. In 2000, 21.8% of America Movil's operating revenues and 24.6% of Telcel's operating revenues were attributable to interconnection charges and roaming charges.

     Telcel and our other wireless businesses may encounter difficulties collecting such amounts from some communications companies. Some of these companies may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations.

  We are dependent upon a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected

     Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment, for example because it ceased to provide timely or cost-effective equipment or service, the transition to another supplier would entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

     Telcel relies primarily on Ericsson for the supply of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson and Cellular Express.

  We may incur significant costs from wireless fraud

     Our wireless businesses incur costs associated with the unauthorized use of their wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In 2000, Telcel refunded its customers approximately Ps.8.5 million due to wireless fraud. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

     Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the customer.

  Concerns about health risks relating to the use of wireless handsets may adversely affect our prospects

     Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets in Mexico or the other countries in which we conduct business, which could have a material adverse effect on our results of operations. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and Telcel and our international businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risks Relating to the Spin-off of America Movil from Telmex

  Our historical performance may not be representative of our performance as a separate company

     Our combined financial statements for 1998 and 1999 have been carved out from the consolidated financial statements of Telmex using the historical results of operations and historical bases of the assets and liabilities of the former Telmex businesses that we comprise. Our historical performance might have been different if we had been a separate, consolidated entity during the periods presented.

     The historical financial information included in this annual report is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of our separation from Telmex, including increased costs associated with reduced economies of scale and with being a publicly traded, stand-alone company.

  We are a new company and, until recently, have never operated independently of Telmex

     America Movil is a new company and, prior to the spin-off, has never operated independently of Telmex. Our ability to function as a new company will suffer if we do not develop our own administrative infrastructure quickly and cost-effectively. Telmex is providing us with certain legal, financial, accounting, investor relations and other administrative services on an interim basis while we develop the personnel and systems necessary to provide these services ourselves. We expect to be dependent on Telmex for these services through at least January 2002.

     After the expiration of these various arrangements, we may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those we received from Telmex. In addition, in order to establish ourselves successfully as an independent company, we need to attract and retain personnel to provide the administrative services that Telmex is temporarily providing. If we fail to do so, our business could suffer.

  We may become an investment company, and if so we will be subject to severe restrictions on our access to financing

     We are currently relying on a temporary exemption under the Investment Company Act of 1940 that will expire in September 2001. The Investment Company Act applies to any "investment company," and we fall within one of the statutory definitions of an investment company, primarily because of the large amount of financial assets we received in the spin-off from Telmex to provide us with resources to meet our capital expenditure requirements. We are not, however, engaged in the business of investing in investment securities (as defined in the Act), and accordingly we may rely on the temporary exemption provided by Rule 3a-2 under the Act. The temporary exemption is available for no longer than one year, so in order to remain exempt from the provisions of the Act, by September 2001 we must either cease to be within the statutory definition or fall within the exemption provided by Rule 3a-1 under the Act. We expect that we will be able to do so, primarily because we expect to reduce our financial assets through capital expenditures.

     If we are an investment company after September 2001, we will be subject to the provisions of the Investment Company Act that prohibit an unregistered foreign investment company from offering or selling securities in the United States. This prohibition would be likely to severely restrict our access to capital, which would impair our ability to invest to meet competitive challenges and to expand our business.

Risks Relating to Our Controlling Shareholders and Capital Structure

  We are controlled by one shareholder

     As of May 31, 2001, 61.6% of the voting shares of America Movil was directly or indirectly owned by Carso Global Telecom, S.A. de C.V., which is controlled by a trust for the benefit of Carlos Slim Helu and members of his immediate family. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. On June 5, 2001, Carso Global Telecom announced its intention to spin off a separate company that would hold its current interest in America Movil. The spin-off is subject to shareholder and regulatory approval.

  The protections afforded to minority shareholders in Mexico are different from those in the United States

     Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of America Movil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

  We have significant transactions with affiliates, particularly Telmex, that create potential conflicts of interest

     We engage in transactions with Telmex, which is also controlled by Carso Global Telecom, and with certain other subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., which are under common control with Carso Global Telecom. Our transactions with Telmex include certain agreements implementing the spin-off and providing for transitional services, as well ongoing commercial relationships. See "Related Party Transactions" under Item
7. Transactions with affiliates may create the potential for conflicts of interest. We have not established specific procedures applicable to transactions with affiliates to guard against conflicts of interest.

  Holders of L Shares and L Share ADSs have limited voting rights

     Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of America Movil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

  Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

     Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders' meeting or to appoint a proxy to do so.

  You may not be entitled to participate in future preemptive rights offerings

     Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in America Movil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Commission and any other factors that we consider important to determine whether we will file such a registration statement.

     We cannot assure you that we will file a registration statement with the Commission to allow holders of ADSs or holders of L Shares or A Shares in the United States to participate in a preemptive rights offering. As a result, the equity interest of such holders in America Movil may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

  Our bylaws restrict transfers of shares in some circumstances

     Our bylaws provide that any transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire more than 10% of our capital stock, you will not be able to transfer such stock without the approval of the Board of Directors.

  Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

     As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in America Movil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in America Movil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

  Our bylaws may only be enforced in Mexico

     Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, if may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

  It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

     America Movil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States.
In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

  Economic and political developments in Mexico may adversely affect our business

     Our principal business operations are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

  Mexico has experienced adverse economic conditions

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 1999, Mexico's gross domestic product, or GDP, increased 3.7% and inflation was 12.3%. In 2000, GDP growth was 6.9% and inflation declined to 8.9%. The Mexican government has estimated that GDP growth in 2001 will be 4.5% and inflation will be 6.5%, but these estimates may prove not to be accurate. The current slowdown in the U.S. economy may also adversely affect the Mexican economy.

     If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for wireless communications services may decrease and consumers may find it difficult to pay for the services we offer.

  Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

     We are affected by fluctuations in the value of the peso because a significant portion of our financial assets (46.7% at December 31, 2000) and all of our indebtedness is denominated in foreign currencies, principally U.S. dollars. In the past, we have had more foreign currency-denominated assets than liabilities, so we have had exchange gains when the peso depreciated and exchange losses when the peso appreciated.

     As of December 31, 2000, we had more foreign currency-denominated liabilities than assets, and we expect that this will continue to be the case. Accordingly, we expect to recognize exchange losses when the peso depreciates against foreign currencies.

     Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

  High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

     Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999 and 8.9% for 2000. Inflation for the first five months of 2001 was 1.9%. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 24.5% in 1998, 21.4% in 1999 and 15.3% in 2000. On May 31, 2001, the 28-day Cetes rate was 10.8%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

  Political events in Mexico, including the recent transition to a new presidential administration, could affect Mexican economic policy and our operations

     Mexican political events may also affect significantly our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition National Action Party (Partido Accion Nacional or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (the Partido Revolucionario Institucional or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

     President Fox assumed office on December 1, 2000 and although he has announced his intention to ensure a smooth transition from the previous administration, there is a possibility that this change within the Mexican government may result in changes in Mexico's economic policies that could adversely affect our business. Although members of the PAN have governed several states and municipalities, the PAN has not previously governed on a national level. In the recent past, the transfer of power after presidential elections has been accompanied by a significant deterioration of the economy. A transfer of power could also trigger, among other events, currency instability. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operation. In addition, we are unable to predict the impact that the new presidential administration of Vicente Fox may have on the Mexican telecommunications regulatory environment.

  Developments in other emerging market countries may adversely affect our business or the market price of our securities

     Many of our investments and joint ventures and a substantial portion of our total assets are located in other emerging market countries, including Guatemala, Ecuador, Brazil, Colombia and Argentina. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

     In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. There can be no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

                           FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

     . projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

     . statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

     . statements about our future economic performance or that of Mexico or other countries in which we operate; and

     .  statements of assumptions underlying such statements.

     Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 4, include our short history of operations as an independent company, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4.  Information on the Company

                                  THE COMPANY

     We are the leading provider of wireless communications services in Mexico. Through our subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trademark "Telcel," we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 28.2% of the geographical area of Mexico, including all major cities, and approximately 87.1% of Mexico's population. As of March 31, 2001, Telcel had 11.7 million cellular subscribers and a 74% share of the Mexican wireless market.

     We have subsidiaries and joint ventures in the telecommunications sector in Guatemala, Ecuador, Brazil, Colombia, Venezuela, Argentina, the United States, Puerto Rico, Mexico and Spain. In November 2000, together with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI), we formed Telecom Americas Ltd., a joint venture company that holds a number of our international investments and that will serve as our principal vehicle for expansion in Latin America. See "Subsidiaries," "Telecom Americas" and "Other Investments."

     We expect to have opportunities to further expand our presence outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through Telecom Americas or through direct investments or other strategic alliances. We can make no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

     America Movil, S.A. de C.V. is a sociedad anonima de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Colonia Anahuac, 11320, Mexico D.F., Mexico. The telephone number of America Movil at this location is (522) 581-4409 or 4411.

History

     America Movil was established in September 2000 in a spin-off from Telefonos de Mexico, S.A. de C.V. (Telmex), the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called escision or "split-up." The shares of America Movil were delivered to Telmex shareholders on February 7, 2001. See "The Spin-off."

     Our wireless business in Mexico is conducted through our subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turistica, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turistica a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turistica changed its name to Radiomovil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

     Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey and the metropolitan area of the Federal District, and in 1990 Telcel began offering cellular services in all nine regions in Mexico.

     In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico. Telcel launched PCS service in Mexico City in 1999 and currently offers the service in all nine regions.

     Our international subsidiaries and our investments in Telecom Americas and our other international affiliates were acquired during 1999, 2000 and 2001. See "Subsidiaries," "Telecom Americas" and "Other Investments."

Significant Subsidiaries and Affiliates

     The tables below and the diagram that follows set forth our significant subsidiaries and affiliates as of the date of this annual report. For a complete list of our subsidiaries and affiliates, see Exhibit 8.1 under Item 19.

                                                                           Jurisdiction
                                                                                of             Ownership
Name of Company                                                           Establishment       Interest(1)
---------------                                                           -------------       -----------
Sercotel, S.A. de C.V.................................................      Mexico               100.0%
  Radiomovil Dipsa, S.A. de C.V.......................................      Mexico               100.0
     Cellular Communications of Puerto Rico, Inc. (CCPR)(2)...........      Puerto Rico           50.0
     SubDipsa Treasury LLC............................................      Delaware             100.0
     Inmobiliaria Los Cantaros, S.A. de C.V...........................      Mexico               100.0
  ARBROS Communications, Inc.(3)......................................      Maryland              24.9
     Comm South Companies, Inc.(4)....................................      Texas                 24.9
  TracFone Wireless, Inc..............................................      Florida               97.8
  Global Central America, S.A. de C.V (GCA)...........................      Mexico                96.4
  Speedy Movil, S.A. de C.V...........................................      Mexico                85.0
  Telecomunicaciones de Guatemala, S.A................................      Guatemala             91.8
  Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL...........      Ecuador               61.3
  Techtel--LMDS Comunicaciones Interactivas, S.A.(5)..................      Argentina             60.0
  Telstar S.A.(5).....................................................      Uruguay               60.0
  Empresas Cablevision, S.A. de C.V...................................      Mexico                49.0
  CompUSA, Inc........................................................      Delaware              49.0
  Telecom Americas Ltd................................................      Bermuda               44.3

______________
(1) Percentage of equity owned by America Movil directly or indirectly through subsidiaries or affiliates.
(2) We hold our interest in CCPR through SBC International Puerto Rico, Inc., a joint venture with SBC International, Inc.
(3) We have agreed to acquire an indirect 24.9% interest in ARBROS and hold warrants to purchase additional shares, the exercise of which would increase our ownership interest to 45.0%. The acquisition is in two steps, with the second step scheduled to close in July 2001.
(4) Comm South is a wholly-owned subsidiary of ARBROS.
(5) We have agreed to contribute our interests in Techtel--LMDS Comunicaciones Interactivas and Telstar S.A. to Telecom Americas Ltd. See "Telecom Americas."

     The table below sets forth the significant subsidiaries and investments in affiliated companies held by Telecom Americas as of the date of this annual report.

                                                                           Jurisdiction
                                                                               of              Economic
Name of Company                                                           Establishment       Interest(1)
---------------                                                           -------------       -----------
ATL--Algar Telecom Leste S.A.(2)......................................       Brazil               50.0%
Tess S.A.(3)..........................................................       Brazil              100.0
Americel S.A.(4)......................................................       Brazil               32.7
Telet S.A.(4).........................................................       Brazil               32.7
Canbras Communications Corp.(5).......................................       Canada               76.0
Comunicacion Celular S.A. (Comcel)(6).................................       Colombia             73.1
  Occidente y Caribe Celular S.A. (Occel)(6)..........................       Colombia             56.0
Genesis Telecom, C.A..................................................       Venezuela            56.8

______________________

(1) Economic interest of Telecom Americas, including shares owned directly or indirectly and shares subject to options or other contractual rights (which may be subject to regulatory or other conditions) in favor of Telecom Americas.
(2) Telecom Americas holds a 19.9% voting interest in the holding company through which it holds its interests in ATL. SBCI indirectly holds a controlling voting interest in this holding company. America Movil has entered into an agreement to acquire the remaining 50% economic interest in ATL from the Williams Communications Group, Inc. Completion of the transaction is subject to regulatory approvals.
(3) Telecom Americas indirectly holds a 19.9% voting interest in Tess.
(4) Telecom Americas holds a 19.9% voting interest in the holding company through which it holds its interests in Americel and Telet. BCI indirectly holds a controlling voting interest in this holding company.
(5) Telecom Americas holds a 49.9% voting interest in the holding company through which it holds its interests in Canbras. BCI holds a controlling voting interest in this holding company.
(6) Telecom Americas holds a 49.9% voting interest in the holding company through which it holds its interests in Comcel and Occel. BCI indirectly holds a controlling voting interest in this holding company. Comcel holds a 76.5% equity interest in Occel.

[Chart showing significant subsidiaries and affiliates of America Movil as of the date of this annual report.]

                              BUSINESS OF TELCEL

     Telcel is the leading provider of wireless communications services in Mexico. As of March 31, 2001, Telcel's cellular network covered 28.2% of the geographical area of Mexico, including all major cities, and 87.1% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band
D) radio spectrums.

     In 2000, Telcel had revenues of Ps.22,539 million, representing 77.2% of the consolidated revenues of America Movil for such period, and net income of Ps.2,011 million. At December 31, 2000, Telcel had total assets of Ps.60,620 million, representing 68.1% of the total assets of America Movil as of such date. As of March 31, 2001, Telcel had 11.7 million cellular subscribers and a 74% share of the Mexican wireless market. Approximately 25% of Telcel's cellular subscribers are located in the Mexico City area.

     Where roaming agreements are in place, Telcel is able to offer service to customers of other wireless providers when they travel through its service area, and Telcel subscribers can roam through other wireless providers' service areas. Telcel continues to expand its cellular communications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand.

     The following table sets forth information on Telcel's subscriber base, coverage and related matters at the dates and for the periods indicated:

                                                                        December 31,                         March 31,
                                                    ------------------------------------------------------
                                                      1996       1997      1998       1999         2000         2001
                                                    -------    -------   -------    -------    -----------   -----------
Cellular lines in service (thousands):
    Prepaid subscribers.........................       261         661     1,465      4,450        9,488     10,703
    Postpaid subscribers........................       396         452       648        822          874      1,011
        Total...................................       657       1,113     2,113      5,272       10,462     11,714
Subscriber growth during preceding 12 months....      64.7%       69.3%     89.8%     149.4%        98.4%      80.3%
Cellular penetration(1).........................       0.7%        1.2%      2.2%       5.4%        10.7%      12.0%
Percentage of population covered(2).............      79.8%       80.2%     80.6%      82.3%        86.3%      87.1%
Average monthly minutes of use per
 subscriber during preceding 12 months..........       115         100        96         90           86         84
Average monthly revenues per subscriber
 during preceding 12 months(3)..................   Ps. 815     Ps. 542   Ps. 504    Ps. 345      Ps. 228    Ps. 224
Cellular call minutes for the preceding 12
 months (millions)..............................       750       1,026     1,784      3,513        7,891      8,959

___________
(1) Number of Telcel cellular lines in service divided by the population of Mexico.
(2) Percentage of population that can access Telcel's cellular telephone signal.
(3) In constant pesos as of December 31, 2000.

       The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry (Secretaria de Comunicaciones y Transportes) and the Federal Telecommunications Commission (Comision Federal de Telecomunicaciones or Cofetel). The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication, the Telecommunications Regulations adopted under such law, the Federal Law of Telecommunications and the concessions and license agreements granted by the Communications Ministry. See "--Regulation."

Services and Products

  Voice Services

     Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid"--where the customer is billed monthly for the previous month--or "prepaid"--where the customer pays in advance for a specified volume of use over a specified period.

     Telcel's postpaid plans include the following charges:

     . monthly charges, which usually include a number of free minutes of use, . usage charges, for usage in excess of the specified number of minutes included in the monthly charge, and
     . additional charges, including charges for call forwarding, call waiting and call blocking.

     Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In 2000, approximately 44% of Telcel's operating revenues were derived from postpaid customers of Telcel.

     Telcel adjusts its rates based on inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans did not increase in 2000, and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10 p.m. to 8 a.m. during the week, and anytime on weekends) are less expensive than calls made during the remaining, or peak, hours.

     Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although less comprehensive than those available under postpaid plans. Telcel plans to offer short message services (SMS) and cellular digital packet data (CDPD) services to prepaid customers in the second half of 2001. Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children. In 2000, approximately 56% of Telcel's operating revenues were generated by prepaid customers of Telcel.

     The number of Telcel's prepaid customers grew by 113% in the 12-month period ended December 31, 2000, compared with a growth rate of 18% in postpaid subscribers. Telcel believes the prepaid market represents a large and growing under-penetrated market and an opportunity to improve margins because compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower cost to acquire subscribers and no billing costs, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

     In May 1999, pursuant to a decision of Cofetel, Mexico changed to the "calling party pays" system for cellular service, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so.

  Data Services

     Message services

     Telcel began to offer data services in the form of short message services
(SMS) to its postpaid customers in April 1998, and plans to offer these services to prepaid subscribers in the second half of 2001. SMS offers a one-way paging service as well as a variety of information services pre-selected by customers, including weather reports, financial quotes and entertainment news.

     Internet

     Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, services available through WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

     Telcel launched its WAP gateway for the major cities in all nine regions in Mexico in September 2000, enabling mobile telephone users in those regions to access e-mail, banking, a variety of reservation and other types of electronic commerce services.

     Data transmission

     In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions. Telcel plans to make CDPD services available to its prepaid subscribers in the second half of 2001. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

     Telcel's CDPD services are able to accommodate such industry-specific applications as:

     . Telemetry--Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control. Telemetry can also be applied in medicine to monitor patients within and away from the hospital.

     . Wireless credit card validation--Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.

     . Dispatch applications--Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.

     . Public safety applications--States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.

     . Automated vehicle location--Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

     Telcel plans to offer circuit switch data (CSD) and general packet radio services (GPRS) through its new GSM network, expected to be launched in the third quarter of 2001. See "--Wireless Network."

  Products

     Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an Amigo Kit, which includes a handset, a charger and other accessories at a subsidized price. New postpaid customers also receive a handset at a subsidized price.

     In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums.

Interconnection

     Telcel earns interconnection revenues from any call to one of its subscribers, or to a roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is used in connection with the call. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute.

     The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is Ps.0.31 per minute.

     Telcel has entered into interconnection agreements with Telmex and other service providers in connection with its TDMA network, and expects to enter into similar agreements in connection with its new GSM network shortly. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "--Regulation-- Interconnection."

Roaming

     Telcel offers domestic as well as international roaming services to participating subscribers. Subscribers who pay the domestic roaming rates gain access to the nationwide Telcel network, while subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into 77 such agreements, 54 of them with U.S. cellular service providers, 9 with Canadian providers, 13 with Central and South American providers and one with operators of worldwide satellites. Under the roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. Conversely, when a Telcel subscriber makes a cellular call outside a covered region, Telcel must pay the applicable charges to the cellular service provider in whose region the call originates. These payments are channeled through Telecommunication Services International, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

Marketing

     Telcel develops customer awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and its Internet services.

     Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers a free or subsidized handset when they subscribe, which the postpaid customers may keep after 12 months' service.

     Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

Sales and Distribution

     Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In 2000, approximately 86% of Telcel's sales of handsets were generated by the cellular distributors, with approximately 12% from sales in company-owned stores, and approximately 2% from direct sales to corporate accounts.

     Telcel has relationships with a broad network of approximately 781 exclusive distributors, who sell Telcel's services and products. A distributor receives a first commission each time a new customer is signed up, another commission if the customer stays for a specific period, and an additional amount based on the total number of cellular customers Telcel has at a particular time. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

     Telcel's company-owned retail stores offer one-stop-shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 99 customer sales and service centers throughout the nine regions and will continue to open new service centers in order to offer its products directly to subscribers in more effective ways.

     In addition, Telmex distributes Telcel's prepaid cards and handsets, the latter as part of "Amigo kits" consisting of handsets and either 100 or 300 minutes of free airtime, through its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the commercial terms given to other cellular distributors.

     To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

     Telcel is currently developing a project to sell and distribute its products and services over the Internet, and began to offer the Amigo Kit package of handsets and accessories on its website in January 2001.

Billing and Collection

     Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges. Customers may pay their bills with a credit card, through a bank

(including its Internet website), or in person at Telcel retail stores. Telcel expects to provide its customers with the option of paying bills through its Internet website in the third quarter of 2001.

     If a postpaid customer's payment is more than 17 days past due, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past-due are considered doubtful accounts. Prepaid customers may continue to receive calls for up to 180 days after they exhaust the prepaid credits, but must purchase additional credits within 60 days of the previous prepayment to make outgoing calls.

Customer Service

     Telcel places a high priority on providing its customers with quality customer care and support. Approximately 60% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the 99 company-owned retail stores located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may access information about their account balance, learn about the various offered rate plans, products and promotions, as well as subscribe for additional services.

Wireless Network

     Telcel's wireless networks use both analog and digital technologies. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra, and expects to launch a new network using global system for mobile communications
(GSM) digital technology in the 1900 megahertz (Band B) frequency spectrum in the third quarter of 2001. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. Compared to analog technology, TDMA makes voice signals harder to intercept, increases traffic volume and offers improved voice quality. GSM is a digital standard used in Europe, North America and elsewhere. Compared to TDMA, GSM provides access to a better developed path toward third generation wireless technologies and, because it is so widely used, faster availability of new products and services and a wider variety of suppliers. CDMA is an alternative digital technology that divides radio spectrum using codes, rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum, but it is less mature and less well supported by suppliers and the path from CDMA to third generation technologies is not as developed as for GSM.

     In the fourth quarter of 2000, Telcel introduced data services based on CDPD technology that is designed to improve data transmission services on its TDMA network and to bridge the gap between second and third generation wireless technologies. In the third quarter of 2001, Telcel plans to offer CSD and GPRS date services through its new GSM network.

  Analog and digital technologies

     Telcel offers both analog and digital cellular service. Digital service is currently provided using the TDMA service standard and will also soon be provided using the GSM service standard. Telcel believes that digital technology offers many advantages over analog technology, including substantially increased network capacity, greater call privacy, enhanced services and features, lower operating costs, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. Digital service also enables Telcel to provide added benefits and services to its customers, including SMS, extended battery life and caller ID.

     As Telcel grows, it will need to increase its capacity in order to support higher network traffic. Digital voice paths require less radio frequency spectrum capacity than do analog voice paths. In addition to enhancing capacity, digital technology also gives Telcel a cost advantage by allowing Telcel to produce network minutes with less capital and operating expense than analog technology. Not only is the cost of digital network equipment lower per voice path than analog network equipment, but also fixed costs, such as towers, shelters and other common equipment, are reduced by spreading them over a larger geographical area.

     Telcel is in the process of digitalizing its radio base stations, and at December 31, 2000, 40.8% of Telcel's total network traffic used the TDMA digital cellular service. Telcel uses digital switches and transmission equipment, and is in the process of digitalizing its traffic channels. All of Telcel's radio bases are currently equipped with digital and analog traffic channels. Converting from analog to digital service requires the subscriber to purchase a dual-mode handset that costs approximately U.S.$125 to U.S.$230. Telcel sells some digital handsets below cost to induce subscribers to convert from analog to digital service.

  TDMA network

     Telcel currently uses TDMA technology for its digital network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel Networks Corporation. A number of other wireless service providers have chosen CDMA or GSM as their digital wireless technology, and Telcel is launching a new GSM network in the third quarter of 2001.

  GSM Network

     Ericsson has agreed with Telcel to build, install and transfer to Telcel a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico. The first phase of the new network is scheduled to be in commercial operation in the third quarter of 2001. The new GSM network will allow Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including CSD, high-speed CSD and CPRS, and is currently the most widely used and tested wireless system in the world. GSM technology is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

     In its first stage, Telcel's GSM network will offer service in all nine regions, but will not provide coverage in all cities in those regions. As Telcel rolls out the GSM network, it plans to expand GSM coverage throughout the nine regions while continuing to expand the TDMA network, but at a slower rate. The continued development and upgrading of the TDMA network will allow Telcel to support its growing number of subscribers and provide it with an increased ability to expand coverage and variety and quality of service.

  CDPD technology

     The cellular digital packet data (CDPD) platform is an industry standard that allows most applications written for the Internet as well as many corporate applications to run efficiently over the network without modification. Using CDPD, data files and transactions are divided into small packets and sent on a dedicated wireless channel. In many data applications, data is sent in bursts with intermittent quiet periods. Packet transmission technologies take advantage of this fact and allow user data to be efficiently carried on the same network channel. As a result, relative to data services carried over circuit-switched analog or digital wireless networks, the packet-switched CDPD service is a significantly more cost-effective means of sending data for the majority of applications because it allows many users to share the same channel. The use of packet switching capabilities on existing digital networks through CDPD is considered to be the first level of the transitional stage in the wireless industry between second and third generation technologies, referred to as 2.5G. Telcel rolled out its CDPD service in all nine regions using its TDMA network in September 2000.

  CSD and HSCSD technology

     Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

     High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Telcel plans to offer CSD as well as HSCSD services in all nine regions through its new GSM network.

  GPRS technology

     General packet radio services (GPRS) is a system for the transmission of data in packets using the GSM platform. It allows for the high-speed transmission of information and accommodates a variety of handsets, offering some third generation services but using different bands, hardware and software. GPRS allows GSM operators to offer new Internet protocol services and provide more attractive Wireless Internet Applications to a wide group of users. It offers customers efficient access to the Internet, allowing several users to share the same air-interface resources. Operators using GPRS are able to charge their customers based on the amount of transferred data rather than air time, making GPRS a more attractive option for short transmissions of data. GPRS is similar to the CDPD technology offered through Telcel's TDMA network, but it allows greater capacity than CDPD. Together with CSD and HSCSD services, GPRS services will allow Telcel's GSM to select data services suited to their specific needs.

  Third generation development strategy

     Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD, CSD and GSM/GPRS have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

     Telcel is considering choosing enhanced data rates for global evolution
(EDGE) as the intergeneration wireless architecture that will facilitate its ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at higher speeds and in more places. EDGE is currently being developed by Ericsson, Nokia, Nortel, Lucent and Motorola.

     The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has recently agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

     As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies, and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by regulators. To this end, Telcel is encouraging regulators to establish the new set of frequencies necessary for the deployment of W-CDMA.

  Spectrum

     Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and is the only wireless provider in Mexico with a functioning nationwide network. Two other companies also hold concessions for nationwide service using the 1900 megahertz spectrum. While Cofetel has not indicated which frequency spectrum it will auction to deploy the third generation technology system or when such auction will occur, Telcel expects to actively participate in such auction if and when it occurs to ensure that its network meets the consumer demand and that we retain our leading competitive position.

  Fixed Wireless

     Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

     Telcel provides fixed wireless voice services to Telmex's Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected to Telcel's cellular network. Telcel also provides fixed wireless service to Telmex's Ladatel public telephone network.

Property

     Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations) and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). At December 31, 2000, Telcel owned and operated 99 customer sales and service centers, a total of 2,158 radio base stations, 110 repeaters and 48 switching centers. Telcel owns certain properties for commercial and administrative offices and the installation of some of its equipment, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

     Telcel currently relies on Ericsson for the supply of more than 75% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson and Cellular Express.

Competition

     Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon, Pegaso Telecomunicaciones, S.A. de C.V. and several companies that Telefonica S.A. recently acquired from Motorola. Telcel estimates that its share of the Mexican cellular market was 74% at March 31, 2001.

     Concessions in the same nine regions have also been granted to permit the provision of PCS services using the A, B, D and E bands. Telcel uses Band D to provide PCS services and competes with other PCS services providers using the A, B and E bands in each of the nine regions.

     The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates.

Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Regulation

     Set forth below is a summary of certain provisions of the General Communications Law, the Telecommunications Law, the Telecommunications Regulations and the various concessions held by Telcel.

  General

     The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law, but those provisions of the General Communications Law not specifically addressed in the Telecommunications Law remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

     Under the Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

     The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

  Regulatory Oversight

     The Communications Ministry is the government agency principally responsible for regulating telecommunications services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program, and Telcel must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

     The Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

     The General Communications Law gives certain rights to the Government in its relations with concessionaires, including the right to take over the management of America Movil in cases of imminent danger to national security or the national economy. The General Communications Law also provides that Telcel may not sell or transfer any of its assets unless it gives the Government a right of first refusal. If the Government declines to exercise its right, Telcel's unions also have a right of first refusal.

     The Telecommunications Law provides that if a company is determined by the Federal Competition Commission to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, there has been no indication that Telcel may be considered a dominant provider, although there can be no assurance that proceedings to make such a determination will not be initiated in the future.

  Rates

     The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose their rates for cellular service to the Communications Ministry and are prohibited from setting rates below cost. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined by the Federal Competition Commission to have substantial market power. No such determination has been made with respect to the market for cellular telecommunications services.

  Concessions

     Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and up to 10% elsewhere. The 1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees.

     The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 and 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The 1900 megahertz concessions were granted in 1998 for an initial term of 20 years that will expire in 2018.

  Expansion and Modernization Requirements

     Telcel's concessions impose a number of requirements for expansion and modernization of its network. For both cellular service provided within the 800 megahertz frequency and PCS services provided within the 1900 megahertz frequency, the concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. We are in compliance with these requirements.

  Service Quality Requirements

     The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including maximum rates of incomplete and dropped calls and connection time. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Cofetel adopted a resolution giving cellular users certain bonus time during April and May of 2000. Service problems have not, however, had any material adverse regulatory impact.

  Competition

     The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

  Interconnection

     Terms of interconnection (including fees) are negotiated between Telcel and other service providers. In the event they are unable to agree, the Communications Ministry may impose terms on Telcel and the other providers. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute.

  Termination of the Concessions

     The General Communications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the General Communications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

     . failure to expand telephone services at the rate specified in the concession;
     . interruption of all or a material part of the services provided by Telcel;
     . transfer or assignment without Ministry approval of the concession or any asset used to provide service;
     . violation of the prohibition against ownership of shares of Telcel by foreign states;
     . any material modification of the nature of Telcel's services without prior Ministry approval; and
     .  breach of certain other obligations under the General Communications
        Law.

     In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

     . a material and continuing violation of any of the conditions set forth in the concessions;
     . material failure to meet any of the service expansion requirements under the concessions;
     . material failure to meet any of the requirements under the concession for improvement in the quality of service;
     . engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;
     . following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or
     .  bankruptcy of Telcel.

The General Communications Law provides that in the event of early termination of one of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is substantial doubt as to whether the provisions of the concessions and the Telecommunications Regulations regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination.

                                 SUBSIDIARIES

     We have subsidiaries in the telecommunications sector in Guatemala, Ecuador, the United States and Argentina. Our principal subsidiaries are described below. The revenues of our subsidiaries other than Telcel represented 22.8% of our consolidated revenues for 2000.

Telgua

     Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Through certain affiliates, Telgua also provides wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We indirectly own 91.8% of the stock of Telgua and 96.4% of the stock of the affiliates. A portion of our interest in the affiliates was acquired in May 1999 through our subsidiary Global Central America, S.A. de C.V. (GCA). Our interest in Telgua and the balance of our interest in the affiliates was acquired in March 2000. We use the term "Telgua" below to refer to Telgua and the affiliates together.

     In 2000, Telgua had combined revenues of Ps.4,111 million and a combined net income of Ps.85 million. The combined revenues of Telgua from April 2000, when we began consolidating Telgua, through the end of 2000 represented 11.9% of the consolidated revenues of America Movil for 2000. At December 31, 2000, Telgua had total assets of Ps.10,940 million, representing 11.9% of the total assets of America Movil as of such date.

     Business and strategy. At March 31, 2001, Telgua had approximately 659,000 fixed-line subscribers, representing approximately 5.8 lines per 100 inhabitants and a market share of approximately 96%. At March 31, 2001, Telgua had 3,132 employees.

     Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and covers approximately 26% of the geographical area of Guatemala and approximately 54% of its population. At March 31, 2001, Sercom had approximately 283,600 wireless subscribers, representing a market share of approximately 39%. At March 31, 2001, Sercom had 354 employees. Sercom invested approximately U.S.$65.2 million to expand its wireless network in 2000 and plans to invest an additional U.S.$32.7 million by the end of 2001.

     Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication and dispatch applications, or "trunking," and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. Telgua's marketing strategy emphasizes the quality and reliability of services and products.

     Competition. Telgua continues to be the principal provider of fixed-line services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel) and Telefonica. In addition, BellSouth recently commenced wireless operations in Guatemala.

     Regulatory environment. Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones de Guatemala) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See "Legal Proceedings" under Item 8 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

Conecel

     Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We own a 61.3% interest in Conecel through a company in which the remaining 38.7% interest is owned by an Ecuadorian investor. Our interest in Conecel was acquired in March 2000. In 2000, Conecel had revenues of Ps.431 million and a net loss of Ps.276 million. At December 31, 2000, Conecel had total assets of Ps.1,646 million, representing 1.8% of the total assets of America Movil as of such date.

     Business and strategy. Conecel's cellular network uses TDMA digital technology and covers approximately 65% of the geographical area of Ecuador and approximately 85% of its population. At March 31, 2001, Conecel had approximately 289,000 subscribers, representing a 55% share of the Ecuadorian wireless market. At March 31, 2001, Conecel had 865 employees.

     Conecel offers both prepaid and postpaid wireless services. In addition to wireless telephone service, Conecel provides Internet, paging and data transmission services. Conecel's marketing strategy is to target its service plans to selected segments of the market. Conecel is currently engaged in a promotional effort to gain new subscribers through the sale of prepaid plans. In addition, Conecel aims to expand the number of its postpaid subscribers by promoting its postpaid plans in both the individual and the corporate segments. Conecel conducts general advertising campaigns to promote its products and services and to establish its brand.

     Conecel aims to expand its coverage to 85% of the geographical area of Ecuador by the end of 2001 by building out its network first in areas already covered by its competitors and then in areas not currently covered by any provider. Conecel has budgeted capital expenditures of approximately U.S.$36.2 million in 2001 to finance the installation of 55 new cell sites and two new switching centers.

     Competition. Conecel's principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. BellSouth Ecuador's cellular network currently exceeds that of Conecel. Conecel does not expect that additional competitors will be permitted to enter the wireless market before 2003, but there can be no assurances that the government of Ecuador will not grant additional wireless concessions before such time.

     Andinatel S.A. and Pacifitel S.A. hold exclusive concessions for the provision of fixed-line telephone services in Ecuador. The Ecuadorian government is expected to privatize these companies by the end of 2001.

     Regulatory environment. Beginning in 1995, the government of Ecuador undertook a comprehensive reform of Ecuador's telecommunications sector adopting new laws that provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Emetel, the former state telecommunications monopoly. The new laws established:

     . the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or Conatel), which is responsible for policy-making in the telecommunications area;

     . the National Telecommunications Secretariat (Secretaria Nacional de Telecomunicaciones), which is responsible for executing Conatel's resolutions; and

     . the Telecommunications Agency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions.

The reforms also introduced specified interconnection rates as well as a system of concessions for the operation of private networks, the use of frequencies and the resale of telecommunications services and value-added services.

     Concessions. Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2009.

TracFone

     TracFone Wireless, Inc., formerly Topp Telecom, Inc., is engaged in the sale and distribution of prepaid wireless phones and wireless service throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 97.8% of the capital stock of TracFone. We acquired a majority interest in TracFone in February 1999 and increased our interest during 1999 and 2000 through capital contributions. In 2000, TracFone had revenues of Ps.1,956 million, representing 6.7% of the consolidated revenues of America Movil for such period, and a net loss of Ps.1,617 million. At December 31, 2000, TracFone had total assets of Ps.1,688 million, representing 1.9% of the total assets of America Movil as of such date.

     Business and Strategy. TracFone currently offers its prepaid telephone cards and wireless handsets throughout the United States using an extensive distribution network. At March 31, 2001, TracFone had approximately 1.6 million subscribers and an estimated 16% share of the U.S. prepaid cellular market. TracFone's subscriber base has increased more than 385% since January 1, 2000. At March 31, 2001, TracFone had 1,169 employees.

     TracFone does not own any wireless telecommunications facilities or hold any licenses. The company purchases cellular air time for resale in the form of prepaid cards or codes under the terms of more than 40 agreements with the principal U.S. national cellular service providers, including Verizon Wireless, Cingular Wireless and ALLTEL. Through these agreements, TracFone is able to offer nationwide wireless coverage.

     TracFone's prepaid cards may be used only in conjunction with handsets installed with TracFone's patented, proprietary software. TracFone has its own handset brand and has entered into agreements with manufacturers, including Nokia and Motorola, for the installation of this software into their handsets. TracFone expects to enter into agreements with additional handset manufacturers for the installation of its prepaid software.

     TracFone sells handsets through a variety of major U.S. retail stores and sells its prepaid cards through approximately 34,000 large- and medium-sized independent retailers throughout the United States.

     TracFone expects that the U.S. prepaid wireless market will grow significantly in the future, and it aims to grow its subscriber base and increase its market share by taking advantage of its nationwide coverage and broad distribution network. TracFone's strategy is to maintain low prices for its handsets and air time, offering competitive value to its target markets, which include low-income and teenage customers.

     Competition. TracFone's principal competitors are major U.S. wireless operators, including Verizon Wireless, AT&T Wireless, Sprint PCS, VoiceStream Wireless and Cingular Wireless. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future.

     Regulatory Environment. As a U.S. reseller of cellular service, TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission
(FCC) and to U.S. telecommunications laws and regulations. TracFone does not require licenses to carry out its business.

Techtel

     Techtel-LMDS Comunicaciones Interactivas, S.A. operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and expects to launch local fixed-line voice services by the third quarter of 2001. We currently own a 60% interest in Techtel through a company in which the remaining interest is owned by an affiliate of Techint Compania Tecnica Internacional S.A.C.I., one of Argentina's largest industrial groups. Our interest in Techtel was acquired in July 2000. We expect to contribute our interest in Techtel to Telecom Americas by the end of 2001. See "Telecom Americas." In 2000, Techtel had revenues of Ps.26 million and a net loss of Ps.144 million. At December 31, 2000, Techtel had total assets of Ps.1,081 million, representing 1.2% of the total assets of America Movil as of such date.

     Business and strategy. Techtel's network covers Argentina's eight major metropolitan areas and approximately 50% of its population. At March 31, 2001 Techtel had 287 employees.

     Techtel's strategic objective is to establish itself in Argentina's long-distance voice services market. The company launched long-distance voice services in December 2000, and, if it has access to sufficient capital resources, expects to invest approximately U.S.$400 million in its business over the next five years. Techtel has budgeted capital expenditures of approximately U.S.$38.3 million through the end of 2001 to complete the build-out of its network (which will include 1,780 kilometers of fiber optics and LMDS connection). America Movil contributed U.S.$24 million to Techtel in March 2001, which, together with funds contributed by a subsidiary of Techint, will fund Techtel's capital expenditure plan for 2001. Upon completion of its build-out plan, Techtel believes that it will have a significant competitive advantage over its current competitors because of the speed and quality of its fiber optic network.

     Competition. Techtel's principal competitors are Telefonica de Argentina S.A. and Telecom S.A., both of which provide data and video services, as well as local and long-distance fixed-line voice services. In addition, a number of new competitors are entering the Argentine market for local and long-distance voice services, including Movicom and CTI, the first cellular companies to obtain general licenses for voice services. Other competitors in data services, such as Impsat, Comsat and Metrored, have announced plans to expand into voice services and have already obtained the requisite licenses.

     Regulatory environment. In 1990, the government of Argentina granted Telefonica de Argentina S.A. and Telecom S.A. the exclusive right to provide local and long-distance fixed-line services, following the privatization of Entel, the former state-owned telecommunications company. In 1998, the government announced a timetable for the entry of additional telecommunications services providers, giving the Communications Secretariat (Secretaria de Comunicaciones) the power to grant and regulate telecommunications licenses. In November 1999, Movicom and CTI were granted entry into the market, and in November 2000 the Argentine telecommunications market was opened to any interested participant, subject to the licensing terms and conditions set out by the Communications Secretariat. The National Communications Commission (Comision Nacional de Comunicaciones) is responsible for general regulatory oversight of the communications sector. Both the Communications Secretariat and the National Communications Commission may issue technical and administrative regulations and grant licenses to service providers.

     Concessions and licenses. Techtel holds licenses to offer data transmission, video-conferencing and local and long-distance fixed-line telecommunications services as well as to provide radio signal transmission service throughout Argentina. Techtel is authorized to operate on the 38 gigahertz (Band G) radio spectrum in the Buenos Aires region, on the 10.5 gigahertz (Band A) radio spectrum in certain other metropolitan areas of Argentina and on the 28 gigahertz (Band A) radio spectrum throughout Argentina. These licenses and authorizations were granted by the Secretary of Communications and do not have termination dates. Under the terms of its licenses and authorizations, Techtel has committed to certain investment targets for network development and other undertakings, and as of the date of this annual report Techtel is complying with these commitments. In addition, Techtel is generally required to pay a monthly fee for the use of radio spectrum.

Telstar

     Telstar S.A. is building an LMDS network to provide data transmission services in Montevideo, Uruguay. We own a 60% interest in Telstar through the same company that holds Techtel. Our interest in Telstar was acquired for approximately U.S.$5 million in November 2000. We expect to contribute our interest in Telstar to Telecom Americas during 2001. See "Telecom Americas."

     Telstar holds a non-exclusive license to install and operate a wireless broadband network throughout Uruguay to provide data transmission services. Telstar is authorized to operate on the 10.5 gigahertz (Band A) radio spectrum. Telstar has paid the monthly charges required under the terms of its license and authorization for the entire years of 2000 and 2001.

Speedy Movil

     Speedy Movil, S.A. de C.V. is a new Mexican company that develops mobile data solutions for SMS, wireless internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments. We own an 85% interest in Speedy Movil, and Ericsson owns the remaining 15% interest. Our interest in Speedy Movil was acquired in February 2001, when the company was created. Under the terms of a joint venture agreement with Ericsson, we are committed to provide U.S.$8.5 million in capital contributions to the company as its needs arise, of which we have contributed nearly U.S.$3 million.

     In addition to developing mobile data applications, Speedy Movil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. Other development and media companies include StarMedia, whose major shareholder is BellSouth; Terra, which is the Internet division of Telefonica of Spain; Vizzavi, which is controlled by Vodafone; and BT Genie, which is controlled by British Telecom. No concessions or licenses are necessary for Speedy Movil's operations.

                               TELECOM AMERICAS

     In November 2000, together with Bell Canada International Inc. (BCI) and SBC International Inc. (SBCI), we formed Telecom Americas Ltd., a joint venture company that holds investments in the telecommunications sector in Brazil, Colombia and Venezuela. We expect that Telecom Americas will serve as our principal vehicle for expansion in Latin America.

     Telecom Americas is owned 44.277% by each of America Movil and BCI and 11.446% by SBCI. BCI is a subsidiary of BCE Inc., Canada's largest telecommunications company, and SBCI is a subsidiary of SBC Communications Inc., a global communications company operating in the United States and 19 other countries worldwide.

     In connection with the formation of Telecom Americas, we entered into a joint venture agreement with BCI and SBCI pursuant to which each party made contributions to the joint venture at closing, which occurred on November 16, 2000. Under the agreement:

     . America Movil contributed to Telecom Americas its interest in ATL-Algar Telecom Leste S.A., a Brazilian Band B wireless operator, and approximately U.S.$1.17 billion in promissory notes. In addition, we agreed to contribute our interests in Techtel-LMDS Comunicaciones Interactivas S.A. and Telstar S.A., broadband wireless operators in Argentina. If we are unable to contribute Techtel and Telstar, we will be required to contribute additional cash in order to maintain our 44.277% ownership interest in Telecom Americas.

     . BCI contributed to Telecom Americas its interests in Comunicacion Celular S.A. and Occidente y Caribe Celular S.A., Colombian wireless operators; Americel S.A. and Telet S.A., Brazilian Band B wireless operators; Canbras Communications Corp., a Brazilian cable television and Internet access service provider; and Genesis Telecom, C.A., a Venezuelan broadband wireless operator. In addition, BCI contributed approximately U.S.$964 million in promissory notes.

     . SBCI contributed to Telecom Americas a portion of its interest in ATL and agreed to contribute the balance of its interest upon the expiration or removal of certain regulatory restrictions in Brazil.

     Telecom Americas is subject to complex provisions governing the rights of each shareholder with respect to management. In general, these provisions effectively require agreement between America Movil and BCI in order to make significant decisions about Telecom Americas. With respect to certain limited matters, the agreement of SBCI is also required.

     Since its formation, Telecom Americas has continued to invest in its operating companies and to make new acquisitions. In March 2001, Telecom Americas increased its economic ownership interest in each of Americel and Telet to 32.7% through an acquisition of shares from TeleSystem International Wireless, Inc. See "--Americel" and "--Telet." In April 2001, Telecom Americas acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., a Brazilian Band B wireless operator in the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo). Telecom Americas has granted to BellSouth International, Inc. an option to purchase 50% of its interest in Tess. See "--Tess."

     With respect to certain of the companies held through Telecom Americas, we expect to make additional investments in the future to develop operations and infrastructure, to repay indebtedness, to increase our ownership or for other purposes. In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through

Telecom Americas or through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Business Overview

     Telecom Americas' wireless properties in Brazil include the Band B cellular operations of ATL, Tess, Telet and Americel. ATL operates in the states of Rio de Janeiro and Espirito Santo; Tess operates in the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo); Telet operates in the state of Rio Grande do Sul; and Americel operates in seven states in the central-west and northern regions of Brazil. As of March 31, 2001, these companies together served approximately 3.5 million subscribers and covered approximately 60 million licensed points of presence (POPs).

     Telecom Americas' Colombian properties comprise the wireless operations of Comcel, in the eastern region of Colombia, and Occel, in the western region. As of March 31, 2001, Comcel and Occel together served approximately 1.2 million subscribers and covered approximately 34 million licensed POPs.

     The following table summarizes Telecom Americas' principal operating companies and certain related operating data as of March 31, 2001.

                                  Estimated                          Average       Average Monthly
                                   Licensed          Total          Minutes of         Revenues
    Company                          POPs         Subscribers     Use per Month      per User(1)      Monthly Churn(2)
 -------------                  --------------  ---------------  ---------------  -----------------  ------------------
                                  (millions)
Brazil Wireless
   Tess.....................         18.4           924,500             114           Ps.157.0              2.4%
   ATL......................         17.5         1,664,943             116              137.4              1.2
   Telet....................         10.2           600,837              98              133.4              2.5
   Americel.................         14.2           421,593             122              164.9              5.2

Colombia Wireless
   Comcel...................         34.6         1,216,020             108              178.5              1.7

Brazil Broadband
   Canbras--video...........          1.9           185,948              --              213.0               --

   Canbras--Internet........                                                             220.6

Venezuela Broadband
   Genesis(3)...............         22.0               205              --            6,711.0               --

____________________
(1)  Constant pesos as of March 31, 2001.
(2) Churn rates represent the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when customers fail to pay their bills), divided by the average number of customers during the period.
(3) Average monthly revenues per user represents a blended average for large business subscribers (Ps.37,643) and small- to medium-size business subscribers (Ps.4,960).


     Telecom Americas' principal operating companies are described below. Financial information provided for these operating companies has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2000.

ATL

     ATL-Algar Telecom Leste S.A. is the Band B cellular concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil. Telecom Americas indirectly holds a 50.0% economic interest in ATL. Telecom Americas' interest in ATL was acquired by Telmex and SBCI in January 2000. America Movil has entered into an agreement to acquire the remaining 50.0% economic interest in ATL from Williams Communications Group, Inc. for U.S.$400 million, payable in part in 2001 and in part in 2002, but completion of the transaction is subject to regulatory approvals. Algar Telecom S.A. holds a controlling voting interest in ATL, which Telecom Americas has the right to acquire upon the expiration or removal of certain Brazilian regulatory restrictions. In 2000, ATL had revenues of Ps.3,189 million and a net loss of Ps.1,562 million. At December 31, 2000, ATL had total assets of Ps.12,080 million.

     In March 2001, Telecom Americas invested U.S.$300 million in ATL for the purpose of making the final installment payment on ATL's licenses. The investment was made through a non-interest bearing advance that will be converted to equity under the expiration of certain regulatory restrictions.

     Business and strategy. ATL began operations in January 1999. ATL's cellular network uses TDMA digital technology and covers approximately 60% of the geographical area of Rio de Janeiro and 29% of the geographical area of Espirito Santo. ATL's network covers approximately 92% of the combined population of these states. At March 31, 2001, ATL had approximately 1,665,000 subscribers and a 39.5% share of the wireless market in the states in which it operates. At March 31, 2001, ATL had 1,474 employees.

     ATL offers wireless voice services through a variety of rate plans. At March 31, 2001, prepaid subscriber accounted for approximately 83% of ATL's subscribers. ATL also offers additional services such as voicemail, call waiting, caller ID, conferencing services and short message services. ATL rolled out wireless Internet (WAP) and data transmission services in January 2001. ATL distributes its services and handsets through four large independent retailers (accounting for approximately 70% of handset sales), 380 independent dealers, 15 company stores and telemarketing. ATL also uses agents who work on commission to support its corporate customers.

     ATL's business strategy is to:

     . compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;

     . use lower costs as a competitive advantage for building and broadening its customer base; and

     . increase the prepaid subscriber base through mass market distribution and numerous points of sale.

     Competition. ATL's principal competitor is Telefonica do Brasil, the Band A concessionaire that operates in several regions in Brazil, including Rio de Janeiro and Espirito Santo, and that is owned by Telefonica of Spain. Nextel, a joint venture between Motorola and Nextel Communications, Inc., competes with ATL for private line service to the corporate segment in the Rio de Janeiro metropolitan area.

     During the first half of 2001, the Brazilian authorities auctioned two PCS licenses for the 1800 megahertz radio spectrum, allowing new competitors to enter the market in early 2002. The Brazilian authorities are expected to auction a third such license by the end of 2001, allowing another competitor to enter the market in 2003.

     Regulatory environment. In conjunction with the breakup and privatization of the Telecomunicacoes Brasileiras S.A.--Telebras telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, 10 cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebras breakup and that were subsequently auctioned to private enterprises. In 1997, Brazil revised its telecommunications code to promote competition among service providers and establish an independent regulatory agency, Agencia Nacional de Telecomunicacoes--ANATEL (Anatel), to regulate its telecommunications industry. Anatel issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. Anatel has the authority to grant concessions and licenses for public telecommunications services. Beginning in 1999, the entire Brazilian telecommunications sector has been opened to competition.

     In September 2000, Anatel published guidelines for the implementation of PCS (Servico Movel Pessoal) operations in Brazil. The guidelines enable communication between mobile stations, as well as from mobile stations to non-mobile stations within the same PCS registration area. In addition, calls originated within a registration area and having a destination point outside that registration area will be treated as switched fixed telephone service for national and international long distance.

     The guidelines establish rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Under the guidelines, Brazil is divided into three regions for PCS operation, as opposed to 10 regions for the current cellular service providers. Each of the three regions should have three new competitors in addition to the existing two competitors, which currently operate on Bands A and B. The current Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. Upon migration to PCS, ATL will have the right to acquire additional radio spectrum to enable it to offer the same services as PCS providers, to apply for long distance services licenses and to consolidate its licenses and operations with other wireless providers.

     There are no restrictions on the participation of companies organized and based in Brazil, even if they are foreign-owned. Interested companies may compete in each of the three regions. The same provider, however, may not provide cellular or PCS, or both, through more than one authorization or concession in the same service area.

     Concessions. ATL holds a 15-year wireless service concession granted by Anatel in April 1998, covering the states of Rio de Janeiro (91 cities) and Espirito Santo (77 cities), with an option to extend the concession for an additional 15 years, provided that ATL migrates to PCS and agrees with the Brazilian Ministry on renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Tess

     On April 9, 2001, Telecom Americas, through its wholly owned subsidiary Telecom Americas Investments Ltd. (TAIL), acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., the Band B cellular concessionaire in the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo). The majority of the voting shares of Tess are controlled by the Swedish telecommunications company Telia. In 2000, Tess had revenues of Ps.165.6 million and a net loss of Ps.261.8 million. At December 31, 2000, Tess had total assets of Ps.11.1 million.

     The purchase price for the Tess acquisition comprised U.S.$318.7 million in cash and U.S.$631.3 million in three-year promissory notes issued to the selling shareholders by TAIL and guaranteed by BCI. The promissory notes are payable in three equal installments, on the first, second and third anniversaries of the closing, and bear interest at LIBOR. Under the terms of the Tess purchase agreement, the selling shareholders may require TAIL to consummate an offering of debt securities in order to refinance the promissory notes they hold. Upon the closing of the offering, TAIL will be required to prepay and discharge the notes in full for an aggregate amount equal to the gross proceeds of the offering.

     In connection with the acquisition, Telecom Americas also acquired an option to acquire control of the remaining voting interests in Tess. The option is subject to approval by the Brazilian regulatory agency Anatel for the transfer of control of Tess to Telecom Americas (or the absence of a requirement for such approval), or conversion of Tess' Band B cellular concession to a PCS (Servico Movel Pessoal) license in accordance with Anatel regulations.

     Prior to the closing of the Tess acquisition, on March 28, 2001, Telecom Americas made a loan to Tess in a principal amount of U.S.$230.3 million, the proceeds of which were used by Tess to make the final license payment to the Brazilian Ministry of Communications pursuant to the terms of its concession contract. The loan will be converted to non-voting preferred equity in Tess prior to July 31, 2001.

     Telecom Americas has granted to BellSouth International, Inc. an option to purchase 50% of its interest in Tess at a price based on 50% of the cost to Telecom Americas of its investment in Tess. The option is exercisable until October 2001 and is subject to applicable regulatory approvals in Brazil. We can give no assurance that BellSouth International will exercise this option.

     Business and strategy. Tess began operations in January 1999. Tess' cellular network uses TDMA technology and covers approximately 26% of the geographical area of the state of Sao Paulo. Tess' network covers approximately 65% of the population of the state. At March 31, 2001, Tess had approximately 925,000 subscribers and a 36.6% share of the wireless market in the state in which it operates. At March 31, 2001, Tess had 962 employees.

     Tess offers wireless voice services through a variety of rate plans. At March 31, 2001, prepaid subscribers accounted for approximately 90% of Tess' subscribers. Tess also offers additional value-added services such as voicemail, call waiting, caller ID, conferencing services and short message services. Tess intends to introduce wireless Internet (WAP) and data transmission services in 2001. Tess distributes its services and handsets through 25 large independent retailers (accounting for approximately 65% of handset sales), 445 independent dealers, 450 company stores and telemarketing. Tess also uses agents who work on commission to support its corporate customers.

     Tess offers eight types of plans for the retail segment. Six different plans are offered to postpaid customers, each requiring a 12-month contract. Two additional plans are offered exclusively to prepaid customers: "Plano Tess Pre-pago" and "Plano Noturno." Tess intends to introduce the "Plano Minutos" prepaid service in 2001, which will be Tess's premium prepaid product featuring monthly automatic recharge. Currently, prepaid customers have several recharge options, including vouchers, bank ATMs, Tess machines, payment by credit card and national lottery points of sale, where a customer pays cash and receives a PIN number. Together, these options allow Tess' prepaid customers to recharge easily their prepaid accounts.

     Tess's business strategy is to:

     . compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;

     . use lower costs as a competitive advantage for building and broadening its customer base; and

     . increase the prepaid subscriber base through mass market distribution and numerous points of sale.

     Competition. Tess' principal competitor is Telesp Celular, which is controlled by Portugal Telecom.

     Regulatory environment.  See "--ATL--Regulatory environment."

     Concessions. Tess holds a 15-year wireless service concession granted by Anatel in March 1998, covering the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo), with an option to extend the concession for an additional 15 years, provided that Tess migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. Tess' concession, which has been fully paid, is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Americel

     Americel S.A. is a Band B cellular concessionaire operating in seven states in central-western Brazil, including the city of Brasilia, the capital of Brazil. Telecom Americas holds a 32.7% economic interest in Americel. Telecom Americas' initial interest in Americel was acquired in November 2000 and was increased in March 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. In 2000, Americel had revenues of Ps.935 million and a net loss of Ps.1,429 million. At December 31, 2000, Americel had total assets of Ps.3,594 million.

     Business and strategy. Americel's cellular network uses TDMA digital technology and covers approximately 60% of the population of the states in which it operates. At March 31, 2001, Americel had approximately 422,000 subscribers and a 21% share of the wireless market in the states in which it operates. At March 31, 2001, Americel had 956 employees.

     Americel offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. Americel's prepaid card, marketed under the brand name "Legal," is used by more than 70% of its customer base. Americel offers bundled prepaid products, which include handsets as well as air time, and, for customers who already have their own handsets, prepaid airtime marketed under the brand name "Virou Legal." At March 31, 2001, prepaid subscribers accounted for approximately 73% of Americel's subscribers. Americel's strategy is to continue to expand its customer base through the build-out of its network.

     Competition. Americel competes with Tele Centro Oeste, which provides wireless service in certain of the states in central-western Brazil, and Companhia de Telecomunicacoes do Brasil Central--CTBC Telecom, which offers wireless service in some cities located in the state of Goias. Tele Centro Oeste was formed in the 1998 reorganization of subsidiaries of Telebras, the formerly state-owned wireless and fixed-line telecommunications operator.

     Regulatory environment.  See "--ATL--Regulatory environment."

     Concessions. Americel holds a 15-year wireless service concession granted by Anatel in 1997, covering central-western and northern Brazil, with an option to extend the concession for an additional 15 years, provided that Americel migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Telet

     Telet S.A. is the Band B cellular concessionaire operating in the state of Rio Grande do Sul in Brazil. Telecom Americas holds a 32.7% economic interest in Telet. Telecom Americas' initial interest in Telet was acquired in November 2000 and was increased in March 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. In 2000, Telet had revenues of Ps.935.7 million and a net loss of Ps.1,178.1 million. At December 31, 2000, Telet had total assets of Ps.5,119 million.

     Business and strategy. Telet began operations in February 1999. Telet's cellular network uses TDMA digital technology and covers approximately 17% of the geographical area of Rio Grande do Sul and approximately 82% of its population. At March 31, 2001, Telet had 601,000 subscribers and a 27% share of the wireless market in the state of Rio Grande do Sul. At March 31, 2001, Telet had 901 employees.

     Telet offers postpaid wireless services under the "Claro Digital" brand name, prepaid services under the "Claro Expresso" brand name, Internet service under the "Claro Net" brand name and international roaming service under the "Claro Mundi" brand name. At March 31, 2001, prepaid subscribers accounted for approximately 82% of Telet's subscribers. Telet also offers additional services such as voicemail, call waiting, three-way calling, call forwarding and call blocking. Telet's principal business strategy is to continue to expand its customer base through the build-out of its network.

     Competition. Telet's only significant competitor is CRT Celular, which is owned by Telefonica of Spain.

     Regulatory environment.  See "--ATL--Regulatory environment."

     Concessions. Telet holds a 15-year wireless service concession granted by Anatel in 1998, covering the state of Rio Grande do Sul, with an option to extend the concession for an additional 15 years, provided that Telet migrates to PCS and agrees with the Brazilian Ministry on the renewal license fees. The concession, which has been fully paid, is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Canbras

     Canbras Communications Corp. provides cable television and Internet access services in Brazil. Telecom Americas holds a 76.0% economic interest in Canbras. Telecom Americas' initial interest in Canbras was acquired in November 2000 and was increased to its current level through capital contributions in February 2001. In 2000, Canbras had revenues of Ps.468 million and a net loss of Ps.279 million. At March 31, 2001, Canbras had total assets of Ps.1,334 million.

     Business and strategy. Canbras has operated broadband communications systems in Brazil since 1994 and developed and managed cable television and other telecommunications investments in Brazil since 1995. Canbras provides cable television and Internet access service in metropolitan Sao Paulo, several nearby cities in the coastal area of Sao Paulo state, and four cities in the southern state of Parana. In addition to its current cable programming packages, Canbras is planning to launch an addressable premium programming package in the latter part of 2001 and is also considering providing programming on a pay-per-view basis. Canbras' network includes approximately 3,260 kilometres of fiber optic and coaxial cable. At March 31, 2001, Canbras had approximately 138,000 cable television subscribers. At March 31, 2001, Canbras had 729 employees.

     In early 2000, Canbras launched a high-speed Internet access service over its cable networks, linking residential and corporate consumers to Internet service providers. Canbras expects to offer high-speed Internet access service to all but two small cities in its licensed areas in the Sao Paulo cluster by the end of 2001. In addition, in July 2000, through its wholly-owned subsidiary CanbrasNet, Canbras launched its own Internet service provider aimed primarily at small- and medium-sized businesses. At March 31, 2001, CanbrasNet had 2,768 residential subscribers and 93 commercial subscribers, representing a total in excess of 7,000 traffic points.

     Canbras has also been providing wholesale data transport services since 1997, allowing small- and medium-sized businesses to establish central office-to-central office links and central office-to-end-customer links, and is considering offering telephony services over its broadband network in 2002 when the provision of such services is anticipated to be deregulated and additional licenses granted.

     In addition, Canbras operates in the private fixed-line telephone resale sector through its subsidiary, Teleminio Servicos de Telematica Ltda. (TST).
TST provides private telephone resale services to residential condominiums and commercial complexes primarily in the states of Sao Paulo and Rio de Janeiro. Canbras does not consider these operations to be core to its broadband communications services business. In the third quarter of 2000, Canbras announced that it was evaluating all of its options with respect to TST, including the possible sale or other disposition of all or part of its telephone resale operations. At March 31, 2001, TST serviced 41,527 subscribers in some 817 condominium buildings located primarily in the states of Sao Paulo, Rio de Janeiro, Espirito Santo and Minas Gerais.

     Competition. Canbras holds exclusive licenses in all regions in which it operates except for Santos in Sao Paulo. Although Canbras remains the sole provider of wireless cable television services in all of its licensed areas except one, Canbras competes with providers of pay television services using direct-to-home or satellite service, as well as providers of off-air broadcast television in most of its service areas.

     In the Internet market, Canbras' principal competitors are AOL Brazil, a joint-venture between America Online Inc. and the Cisneros Group of Argentina; Universo Online S.A. (UOL), which is controlled by two Brazilian publishing groups; Abril S.A. and Folha de Sao Paulo S.A.; and ZAZ, which is indirectly controlled by Telefonica Internacional--TISA.

     Regulatory environment. The telecommunications industry in Brazil is regulated by Anatel. See "--ATL--Regulatory environment." In late 1999, Anatel adopted regulations permitting cable television operators to provide high-speed local Internet access using cable modems and two-way cable television networks. Cable television operators are limited to providing connection to Internet service providers and are not permitted to directly provide content on or final connection to the Internet. Cable television operators are required to grant equal access to all Internet service providers who request use of the operators' networks.

     Concessions. Canbras owns 22 licenses for the operation of cable television services in the state of Sao Paulo and 4 such licenses for the state of Parana. 10 of the Sao Paulo licenses were acquired in 1996, have a 15-year term and are renewable for an additional 15 years, subject to certain conditions. The remaining licenses have expiration dates ranging from 2009 to 2015.

     No registration or license is necessary for the installation, operation and maintenance of private telephone resale systems in Brazil.

Comcel and Occel

     Comunicacion Celular S.A. (Comcel) and its subsidiary Occidente y Caribe Celular S.A. (Occel) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country and Occel in the western region. Telecom Americas holds a 73.1% economic interest in Comcel, which holds a 76.5% interest in Occel. Occel operates under the "Comcel" brand, and we use the term "Comcel" below to refer to Comcel and Occel together. Telecom Americas' initial interest in Comcel was acquired in November 2000 and was increased to its current level through capital contributions in the first quarter of 2001. In 2000, Comcel had revenues of Ps.1,954 million and a net loss of Ps.1,293 million. At December 31, 2000, Comcel had total assets of Ps.11,447 million.

     Business and strategy. Comcel's network uses analog and TDMA digital technology and covers approximately 72% of Colombia's population. At March 31, 2001, Comcel had approximately 1.2 million subscribers and believed it had a 54.2% share of the Colombian wireless market.

     Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel has recently begun to market some of its products and services through non-traditional distribution channels, such as Blockbuster Video stores. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

     Competition. Comcel is one of only two cellular service providers in each of the eastern and western regions of Colombia and competes with BellSouth. Comcel also competes with traditional fixed-line telephone service operators, including Empresa de Telecomunicaciones de Santa Fe de Bogota and

Empresa Nacional de Telecommunicaciones in the eastern region, and Empresas Publicas de Medellin and Empresas Municipales de Cali in the western region. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

     Regulatory environment. The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations. Comcel's activities are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

     Concessions. Comcel holds 10-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern and western regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew the Comcel concessions through 2014.

Genesis

     Genesis Telecom, C.A. is a new broadband wireless operator in Venezuela. Telecom Americas holds a 56.8% interest in Genesis. Telecom Americas' interest in Genesis was acquired in November 2000 and was increased to its current level through capital contributions in March 2001. In 2000, Genesis had revenues of Ps.3.6 million and a net loss of Ps.99.2 million. At December 31, 2000, Genesis had total assets of Ps.253.9 million.

     Business and strategy. Genesis began operations in Caracas in March 2000, providing high-speed, broadband wireless services. These services will include data, voice, video and Internet services. Genesis' network uses LMDS digital technology supplied by Nortel. At March 31, 2001, Genesis had 313 business subscribers.

     Competition. Compania Anonima Nacional Telefonos de Venezuela is the incumbent provider of local, domestic, and international fixed-line telephone services within Venezuela. Genesis also competes with other wireless providers in Venezuela and expects competition to increase as additional wireless and LMDS licenses are auctioned.

     Regulatory environment. The Venezuelan telecommunications industry is regulated by the Ministry of Transportation and Communications through the National Commission of Telecommunications (Conatel). Maximum and minimum tariffs for the provision of certain telecommunications services are determined by the Venezuelan government.

     Concessions. In July 1997, Genesis was granted a concession to install and operate a private network. The term of the concession is 10 years, renewable at the option of Genesis for an additional 10-year period. Under the terms of the concession, which is fully paid, Genesis is required to pay the Venezuelan government 0.5% of gross invoicing for services rendered annually and a tax of 5% of gross invoicing for services rendered.

     In March 1998, Conatel granted to Genesis a concession to provide various value-added services. The term of the license is also for 10 years, renewable at the option of Genesis for an additional 10-year period. Under the terms of the concession, Genesis is required to pay the Venezuelan Government 0.5% of gross invoicing for services rendered annually and a tax of 5% of gross invoicing for services rendered.

     In January and February 2001, Genesis secured new wireless local loop licenses on a nationwide basis, enabling it to provide a range of data and voice services. At present, Genesis' network coverage is limited to the business district of Caracas.

                               OTHER INVESTMENTS

     Our principal investments in affiliates other than our subsidiaries and Telecom Americas are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2000. With respect to certain of these companies, we expect to make additional investments in the future to develop operations and infrastructure, to repay indebtedness, to increase our ownership or for other purposes. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

CompUSA

     CompUSA, Inc. is a retailer of personal computing equipment based in Dallas, Texas. We own a 49% interest in CompUSA. Our interest in CompUSA was acquired in March 2000, following the completion of a tender offer in which Telmex and Grupo Sanborns, S.A. de C.V. acquired 100% of the capital stock of CompUSA. Sanborns is a subsidiary of Grupo Carso, S.A. de C.V., which is an affiliate of America Movil. The remaining interest in CompUSA is owned by Sanborns. In 2000, CompUSA had revenues of Ps.39,081 million and a net loss of Ps.457 million. At December 31, 2000, CompUSA had total assets of Ps.19,615 million.

     Business and strategy. CompUSA operates 217 CompUSA Computer Superstores in 84 metropolitan areas throughout the United States, spanning a total of 44 states. In addition, CompUSA operates seven "small market" concept stores, which are smaller stores offering products targeted to the communities in which they operate. At March 31, 2001, CompUSA had 18,873 employees.

     CompUSA is one of the leading U.S. retailers and resellers of personal computers and related products and services, operating principally through its Computer Superstores. Its other activities include direct sales and providing comprehensive training and technical services to corporate, government, and education customers.

     CompUSA offers personal computer hardware and software and related products and accessories. In addition to its in-store selection, CompUSA also offers customers the ability to special order approximately 30,000 additional products. Prices and services are typically determined centrally, but managers have the authority to adjust in-store prices in response to local competitive conditions within guidelines established and controlled centrally. CompUSA's strategy includes development and growth of its Internet retail business.

     Competition. CompUSA competes with a variety of resellers of personal computers and related products and services. As to product sales, CompUSA competes with large format consumer electronics and office supply retailers, manufacturers and distributors that sell directly to the public, other large format computer retailers, Internet-based retailers, mail order houses, mass merchants, discounters, specialty electronics retailers, software specialty retailers, other personal computer retailers, outbound dealers and value-added resellers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

     The personal computer industry is undergoing significant change. Rapid technological advances, combined with an increasingly computer-literate population, have increased the use and popularity of personal computers, resulting in the emergence and growth of a variety of distribution channels. CompUSA believes that customers have become increasingly price sensitive and this results in widespread and intense competition among personal computer product retailers and resellers.

CCPR

     Cellular Communications of Puerto Rico, Inc. (CCPR) offers wireless, paging and long-distance services under the "Cingular Wireless" (formerly "Cellular One") brand in Puerto Rico and the U.S. Virgin Islands. We own a 50% interest in CCPR, and the remaining 50% interest is held by Cingular, a joint venture between SBCI and BellSouth. Our interest in CCPR was acquired in August 1999. In 2000, CCPR had revenues of Ps.2,186 million and a net loss of Ps.316 million. At December 31, 2000, CCPR had total assets of Ps.10,255 million.

     Business and strategy. CCPR's network uses TDMA digital technology and covers approximately 84% of the geographical area of Puerto Rico and the Virgin Islands, and approximately 90% of their population. At March 31, 2001, CCPR had approximately 550,000 subscribers and a 40% share of the combined Puerto Rican and Virgin Islands wireless market. At March 31, 2001, CCPR had 766 employees.

     CCPR offers cellular and paging services, and also resells capacity on its digital network to customers who wish to bypass local exchange carriers in setting up private networks. In 1997, CCPR introduced prepaid services, designed primarily for low-usage individual customers. In addition to direct sales, CCPR uses a network of independent dealers and large retailers who work on commission to distribute the company's products and services. Cingular customers and new subscribers may purchase handsets, accessories and prepaid as well as postpaid services through the Cingular e-Store on the company's secure web site.

     CCPR aims to differentiate itself from its competitors by offering premium services at attractive prices. The company directs significant efforts toward maintaining a high level of customer service and technical excellence, as well as offering advanced calling features.

     CCPR's sales and marketing strategy is to attract subscribers through direct and indirect distribution channels and aggressive advertising. The company targets the individual and corporate segments by developing tailored pricing plans designed to appeal to those segments. CCPR is currently engaged in new advertising campaigns to promote a modern and professional image and the Cingular Wireless brand and on June 28, 2001 launched a print and radio campaign to promote its Cingular e-Store. In an effort to increase its postpaid customer base, CCPR is planning an aggressive advertising campaign focusing on how favorably Cingular Wireless rates and quality of products and services compare to those of its competitors. With respect to prepaid cards, CCPR plans to leverage its extensive distribution network by creating additional distribution venues, including existing ATM machines.

     CCPR's growth strategy is to continue to build out its digital network. At present, approximately 96% of CCPR's network traffic is digital. CCPR plans to install more than 30 new cell sites before the end of the year in order to meet the demand of its growing subscribers and to extend coverage to the mountainous inner part of Puerto Rico which, due to topographical conditions, requires additional cell sites. As of the date of this annual report, CCPR has installed 16 of these new cell sites.

     Competition. CCPR holds one of two authorized cellular service licenses for each of Puerto Rico and the Virgin Islands. The Puerto Rico Telephone Company, which is the sole fixed-line provider for Puerto Rico, holds the second cellular license for Puerto Rico. VitelCellular, Inc., an affiliate of the fixed-line Virgin Islands Telephone Company, holds the second cellular license for the Virgin Islands.

     A number of companies hold PCS licenses for the Puerto Rico and Virgin Islands markets. Centennial has offered PCS under its license since 1996. In 1999, Telecorp, an affiliate of AT&T, launched PCS under the commercial name "Suncom," and Clear Comm, Inc., which recently announced a partnership with an affiliate of Telefonica S.A., launched PCS under the commercial name "Movistar." In addition, the Puerto Rico Telephone Company, VitelCom, Inc. (an affiliate of VitelCellular, Inc.), Sprint PCS and Omnipoint Corp. hold PCS licenses but are not currently operating. Sprint PCS is expected to launch service in August 2001.

     Regulatory environment. The telecommunications sector in Puerto Rico and the Virgin Islands is subject to the jurisdiction of the U.S. Federal Communications Commission (FCC) and to U.S. telecommunications laws and regulations. The U.S. Communications Act of 1934, as amended, requires cellular, paging and microwave station operators such as CCPR to obtain authorization from the FCC prior to conducting or operating their systems. Although the FCC has the ability to require wireless service providers to file tariffs for their services, it has never required CCPR to file such tariffs.

     The Puerto Rico Telecommunications Act of 1996 created a local board with primary regulatory jurisdiction in Puerto Rico over all telecommunications services, service providers, and persons with a direct or indirect interest in such services or providers. This Act requires all telecommunications service providers, except commercial mobile radio service providers, to obtain certification to do business in Puerto Rico, and it directs the board to adopt regulations specifying the form, content and procedures for such certification.

     Licenses. CCPR holds various licenses issued by the FCC for cellular, paging and international long-distance resale services in Puerto Rico and the Virgin Islands, operating on the 800 megahertz (Band A) radio spectrum. Some of these licenses were acquired from the original licensees, and others were obtained directly by CCPR. In addition, certain subsidiaries of CCPR hold point-to-point common carrier microwave licenses to transport CCPR's network traffic.

     CCPR has renewed a number of these licenses and is in the process of renewing others through the FCC's "Expected Renewal" process. Under "Expected Renewal," license holders may renew their licenses as long as they have been operating in good standing under FCC rules, with no significant complaints or failures in providing service. All of CCPR's licenses are fully paid.

ARBROS

     ARBROS Communications, Inc. is a provider of voice, data and other telecommunications services to small- and medium-size businesses and wholesale customers in the northeastern United States. We have agreed to acquire an indirect 24.9% interest in ARBROS and hold warrants to purchase additional shares, the exercise of which would increase our interest to 45.0%. The acquisition is in two steps, with the second step scheduled to close in July 2001. At December 31, 2000, ARBROS had total assets of Ps.1,378 million.

     Business and strategy. ARBROS began operations in March 1999. ARBROS has entered into long-term agreements with various local exchange carriers to use their networks to provide customized voice and data services. At present, ARBROS' service area includes the major metropolitan markets in the northeastern United States. At March 31, 2001, ARBROS had 485 employees.

     In addition, ARBROS is in the process of building up its own network throughout the northeastern United States. By the end of 2001, ARBROS expects to rely predominantly on its own network and plans to use other networks only where necessary to broaden market reach.

     ARBROS aims to differentiate itself from its competitors by offering superior customer service to its clients, including commitments to deliver specified levels of service, with financial penalties for non-performance. ARBROS' growth strategy is to continue to build its own network and eventually provide a full range of voice, data and Internet services.

     Competition. ARBROS competes with various incumbent local exchange carriers and competitive local exchange carriers throughout the northeastern United States.

     Regulatory Environment. ARBROS is subject to the jurisdiction of the U.S. Federal Communications Commission, various state public utility commissions and to U.S. telecommunications laws and regulations.

Comm South

     Comm South Companies, Inc. offers prebilled local telephone services to residential customers in 42 U.S. states. ARBROS will acquire a 100% interest in Comm South from TracFone in the two-step transaction in which we are acquiring our interest in ARBROS.

     In 2000, Comm South had revenues of Ps.836 million and a net loss of Ps.335 million. At December 31, 2000, Comm South had total assets of Ps.130 million.

     Business and strategy. Comm South purchases dial-tone time from BellSouth, SBC Communications and other carriers, and resells it to approximately 150,000 customers around the United States. Comm South's customers, who tend to be low-income consumers without credit cards, bank accounts or telephone service at home, can subscribe to these local telephone services in one of the approximately 1,800 Comm South agent stores around the nation. At March 31, 2001, Comm South had 413 employees. Comm South currently earns most of its revenues in 20 states and plans to focus on expanding its activity in the other 22 states in which it is authorized to operate.

     Regulatory Environment. Comm South is subject to the jurisdiction of the U.S. Federal Communications Commission, various state public utility commissions and to U.S. telecommunications laws and regulations.

Network Access

     Network Access Solutions Corporation is a provider of high-speed data communications services to business customers. We own common shares and convertible preferred shares representing a 5.9% equity interest in Network Access. We acquired our interest in the common shares in June 1999 and our interest in the preferred shares in March 2000. In 2000, Network Access had revenues of Ps.293.9 million and a net loss of Ps.1,137.6 million. At December 31, 2000, Network Access had total assets of Ps.1,633.6 million.

     Network Access operates a broadband network using digital subscriber line
(DSL) technology under the "CopperNet" trademark in the cities of Baltimore, Boston, New York, Philadelphia, Washington, Norfolk, Pittsburgh, Richmond and Wilmington. In addition to providing high-speed data communications services, Network Access sells telecommunications equipment, designs networks for its customers, installs the equipment and provides consulting and related services. At March 31, 2001, Network Access had approximately 3,600 subscribers representing 12,776 lines billed.

Cablevision

     Empresas Cablevision, S.A. de C.V. is the cable subsidiary of Grupo Televisa, S.A. de C.V., which is the largest supplier of television programming in Mexico. We indirectly own a 49% interest in Cablevision and the remaining interest is owned by Televisa. Cablevision is in the process of exploring a variety of possible transactions through which America Movil could significantly reduce its equity interest in Cablevision. In 2000, Cablevision had revenues of Ps.888.6 million and net income of Ps.105.4 million. At December 31, 2000, Cablevision had total assets of Ps.1,906.2 million.

     Cablevision provides cable television and internet access services in the Mexico City metropolitan area. At March 31, 2001, Cablevision had more than 407,000 subscribers out of a total of approximately 1.3 million homes passed in Mexico City. At December 31, 2000, Cablevision had 895 employees.

     Cablevision uses fiber optic cable to carry video, data and voice signals over extended distances and coaxial cable to deliver these signals to individual customers. Cablevision invested approximately Ps.105 million in its cable infrastructure in 2000 and it has budgeted capital expenditures of U.S.$120.0 million through 2003 to further build out and upgrade its network.

     Cablevision's principal competitors in the Mexico City area are Multivision, which uses multi-channel microwave distribution service (a wireless broadband technology for Internet access), and Sky and DirecTV, which use direct-to-home technology (in which programming is transmitted via satellite directly into small receiving antennas located in viewers' homes).

     Cable television operators in Mexico are regulated by Cofetel and are subject to the General Communications Law, the Telecommunications Law and the Telecommunications Regulations.

Cablevision holds a 30-year concession to provide cable television services in the Mexico City metropolitan area, with an option to renew for an additional 30 years. This concession was granted by the Communications Ministry in September 1999.

FirstMark

     FirstMark Comunicaciones Espana, S.A. is a new broadband wireless company in Spain. We own a 17.5% interest in FirstMark. Our interest in FirstMark was acquired in November 1999. In 2000, FirstMark had revenues of Ps.11 million and a net loss of Ps.110 million. At December 31, 2000, FirstMark had total assets of Ps.880 million.

     FirstMark launched Internet access and other Internet-related services in 26 cities in Spain in February 2001. FirstMark continues to test and deploy its network, which uses LMDS and fiber optic technology. FirstMark holds a concession to operate its broadband wireless network on the 3.5 gigahertz radio spectrum throughout Spain. This concession expires in 2020, and may be renewed for an additional 10-year period. FirstMark also holds licenses to offer voice, Internet access and other Internet-related services throughout Spain.

     Under the terms of its concession, FirstMark is required to pay annual fees. Effective May 2001, the Spanish fiscal authorities granted FirstMark a suspension of these fees pending the outcome of a suit filed by the company in April 2001 challenging a substantial recent increase in the fees. FirstMark's competitors have filed similar suits.

     FirstMark has net budgeted capital expenditures of approximately Ptas.31.9 million through 2003 to build out its network and to finance the commercial launch of its services.

     FirstMark's competitors include Retevision, Alo 2000, Abranet, Uni2, Banda 26, Skypoint and Broadnet. Like FirstMark, each of these companies holds licenses to provide broadband wireless services using LMDS technology.

                             CAPITAL EXPENDITURES

     The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2000.


                                                                             Year ended December 31,
                                                               ---------------------------------------------
                                                                   1998             1999             2000
                                                               -----------      -----------      -----------
                                                                           (millions of constant pesos
                                                                             as of December 31, 2000)
Transmission and switching equipment.....................      Ps.   1,878      Ps.   6,359      Ps.  13,399
Computer equipment.......................................              110              280              462
Licenses.................................................            1,705               --               87
Investment in subsidiaries and affiliates................               --            4,545           15,985
Other....................................................               35              107            1,187
                                                               -----------      -----------      -----------
  Total capital expenditures.............................      Ps.   3,728      Ps.  11,291      Ps.  31,120
                                                               ===========      ===========      ===========

     Telcel has budgeted capital expenditures of approximately U.S.$1,313 million for the four quarters through December 31, 2001, principally for the build-out of our cellular network. In December 2000, we entered into an agreement with Ericsson for the deployment of a GSM network in Mexico under which we are committed to pay approximately U.S.$963 million through 2003. We currently expect the overall level of capital expenditures at Telcel to decline after 2001, but capital expenditures will continue to be substantial. Competitive, technical or market developments could require increased capital expenditure.

     As of December 31, 2000, we were required to provide U.S.$1,007.5 million to Telecom Americas as the requirements of the joint venture arise. As of the date of this annual report, substantially all of this amount has been funded. See "Telecom Americas."

     We have budgeted approximately U.S.$176 million through the end of 2001 to build out our cellular networks at Telgua, Conecel and some of our other subsidiaries and affiliates. In addition to this amount, we have contractual commitments to make contributions of approximately U.S.$87 million to our international subsidiaries through the end of 2001 and to pay U.S.$300 million in 2001 toward the purchase of Williams' interest in ATL. See "Subsidiaries" and "Other Investments."

                                 THE SPIN-OFF

     America Movil was established in a spin-off of the wireless business and certain international businesses of Telmex, the largest provider of local and long-distance telephone services in Mexico.

     The spin-off was approved by Telmex shareholders at an extraordinary shareholders' meeting on September 25, 2000, at which time each holder of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class, and on February 7, 2001 the shares of America Movil were delivered to Telmex shareholders and America Movil American Depositary Shares
(ADSs) were delivered to holders of Telmex ADSs. Prior to that date, Telmex shares and America Movil shares could only be owned and transferred together.

     Telmex and America Movil continue to be controlled by the same group of shareholders. See "Major Shareholders" under Item 7. Neither Telmex nor America Movil owns any capital stock of the other.

Description of the Spin-off

     The spin-off was implemented using a procedure under Mexican corporate law called escision, or "split-up." In an escision, an existing company is divided, creating a new company or new companies to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. The escision was approved by Telmex shareholders at an extraordinary shareholders meeting on September 25, 2000, at which time America Movil was created and certain assets and liabilities of Telmex were allocated to America Movil.

     Prior to the spin-off, Telmex conducted an internal reorganization. Following the reorganization, a subsidiary of Telmex called Sercotel, S.A. de C.V. directly or indirectly owned the shares of Telcel and the subsidiaries that conduct our international businesses and hold our international investments. Also as a result of the reorganization, subsidiaries of Telcel were allocated Ps.17.1 billion of Telmex commercial paper and Ps.10.9 billion of other liquid assets in order to help America Movil meet its capital requirements following the spin-off.

     Effective on September 25, 2000:

     . America Movil was established as a separate company and our initial Board of Directors was elected at the same extraordinary meeting that approved the spin-off.

     .  The shares of Sercotel were transferred to America Movil.

     . Each holder of Telmex shares became entitled to an equal number of America Movil shares of the corresponding class.

     The shareholders' resolution from the extraordinary meeting was notarized on September 29, 2000, published in the Diario Oficial (Official Gazette) on October 5, 2000 and registered in the Mexican Public Registry of Commerce on October 13, 2000.

Certain Relationships between America Movil and Telmex

     There are a variety of contractual relationships between America Movil and Telmex, both to accomplish the separation of the spin-off and to provide for ongoing commercial relationships. These relationships are described in "Related Party Transactions" under Item 7.

Item 5.  Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report under
Item 18. The audited financial statements as of December 31, 2000 and for the year ended December 31, 2000 have been prepared on a consolidated basis. The audited financial statements as of December 31, 1999 and for the years ended December 31, 1998 and 1999 have been prepared on a combined basis from Telmex's historical accounting records and represent the combined historical operations of the entities that were transferred to America Movil by Telmex in the spin-off.

     The financial statements have been prepared in accordance with Mexican GAAP, which differ in certain important respects from U.S. GAAP. Note 19 to our audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

     Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular,

     . nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation,

     . gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income, and

     . all financial statements are restated in constant pesos as of December 31, 2000.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to our audited financial statements.

Results of Operations

  Overview

     Our operating revenues consist of:

     . usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network under the "calling party pays" system beginning May 1, 1999,

     .  monthly subscription charges,

     .  long-distance charges,

     .  revenues from sales of cellular handsets and accessories, and

     . other revenues, which include roaming charges and charges for call forwarding, call waiting and call blocking.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when prepaid cards expire, and are included under usage charges. Monthly fees for postpaid service are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used.

     The principal factors affecting our operating revenues are rates and the volumes of usage of wireless services. The effect of rates on revenues is analyzed in terms of constant pesos of December 31, 2000, and accordingly, unless nominal rates increase by at least the rate of inflation, real rates will decline over time.

     Our results of operations for 1998, 1999 and 2000 have been affected by continued rapid growth in the number of our cellular subscribers, particularly prepaid subscribers of Telcel. The increase in subscribers in 1999 and 2000 was attributable in part to the introduction of the "calling party pays" system in Mexico in May 1999, which also led to an increase in average minutes of incoming calls to new and existing subscribers. The growth in our subscriber base has been offset in part by a decline in average monthly revenues per subscriber, due to declining real rates and growth in the number of prepaid customers. Our 1999 and 2000 results of operations reflect the consolidation of TracFone beginning in February 1999 and Global Central America beginning in May 1999. Our 2000 results of operations also reflect the consolidation of Telgua and Conecel beginning in April 2000 and Techtel beginning in July 2000. See "Subsidiaries" under Item 4.

     The effects of competition have been extensive, and have included lower market share and downward pressure on prices for cellular service. We believe that we are well-positioned to continue competing successfully in Mexico and in the other countries in which we operate, but we can make no assurances as to the effects of competition on our results of operations and financial condition.

     Our results of operations will also continue to be affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase in allowance for doubtful accounts. Devaluation of the peso, such as occurred most recently in 1998, also results in exchange losses on our foreign-currency denominated indebtedness. In 1999 and 2000, Telcel has continued to grow in terms of lines in service and minutes of usage, partly because of the strong performance of the Mexican economy. However, we can make no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations.

     Two developments adversely affected our results in 2000. First, a change in Mexican accounting for deferred taxes resulted in a significant increase in our effective tax rate, which was 62.2% in 2000 (compared to 21.4% in 1999) as a result of a deferred tax charge of Ps.1,559 million. Second, our extensive international investments in 1999 and 2000 resulted in a charge of Ps.1,000 million in 2000 representing our equity in the losses of investees for which we account on the equity method.

     These adverse effects were partly offset by a gain of Ps.973 million that we recognized when we contributed our investment in ATL to Telecom Americas. This gain, which is recorded under comprehensive financing (income) cost, is deferred under U.S. GAAP.

  Summary of Operating Income

     The following table sets forth, for each of the years in the three-year period ended December 31, 2000, our operating revenues, operating costs and expenses and operating income.

                                                     Year ended December 31,                   % Change
                                                ----------------------------------  -----------------------------
                                                   1998        1999        2000      1998-1999       1999-2000
                                                ----------  ----------  ----------  -------------   -------------
                                                   (millions of constant pesos
                                                     as of December 31, 2000)
Operating revenues:
  Usage charges...............................  Ps.  3,663  Ps.  7,416  Ps. 16,626          102.4%          124.2%
  Monthly subscription charges................       2,869       3,739       4,316           30.3            15.4
  Long-distance charges.......................         821       1,370       2,799           66.9           104.3
  Sales of handsets and accessories...........       1,344       2,470       3,287           83.8            33.1
  Other(1)....................................         717         701       2,162           (2.2)          208.4
                                                ----------  ----------  ----------
     Total operating revenues.................       9,414      15,696      29,190           66.7            86.0
                                                ----------  ----------  ----------
Operating costs and expenses:
  Cost of sales and services..................       3,703       7,345      14,919           98.3           103.1
  Commercial, administrative and general......       3,106       4,609       8,456           48.4            83.5
  Depreciation and amortization...............         789       1,514       2,996           92.0            97.9
                                                ----------  ----------  ----------
     Total operating costs and expenses.......       7,598      13,468      26,371           77.3            95.8
                                                ----------  ----------  ----------
Operating income..............................  Ps.  1,816  Ps.  2,228  Ps.  2,819           22.6            26.5
                                                ==========  ==========  ==========

____________________
(1) Other revenues include roaming charges and charges for call forwarding, call waiting and call blocking.

  Summary of Net Income

     The following table sets forth, for each of the years in the three-year period ended December 31, 2000, our operating income, comprehensive financing (income) cost, provisions and equity in results of equity-method affiliates.

                                                       Year ended December 31,                    % Change
                                                ------------------------------------   -------------------------------
                                                    1998        1999         2000        1998-1999        1999-2000
                                                -----------  ----------   ----------   -------------   ---------------
                                                    (millions of constant pesos
                                                      as of December 31, 2000)
Operating income..............................  Ps.  1,816   Ps.  2,228   Ps.  2,819            22.6%            26.5%
Comprehensive financing (income) cost:
  Interest income.............................      (9,835)      (9,137)      (4,898)           (7.1)           (46.4)
  Interest expense............................          28          161        1,083           475.0            572.7
  Exchange (gain) loss, net...................        (137)       1,123         (232)         (919.7)              --
  Monetary effect.............................       6,764        4,788        2,990           (29.2)           (37.6)
  Other (income) loss.........................          --           --         (973)             --               --
                                                ----------   ----------  -----------
                                                    (3,180)      (3,065)      (2,030)           (3.6)           (33.8)
                                                ----------   ----------  -----------
Income before income tax and employee                4,996        5,293        4,849             5.9             (8.4)
 profit sharing...............................
Provisions for:
  Income tax..................................       1,100        1,131        3,016             2.8            166.7
  Employee profit sharing.....................          77          115          165            49.3             43.5
                                                ----------   ----------  -----------
                                                     1,177        1,246        3,181             5.8            155.3
                                                ----------   ----------  -----------
Income before equity in results of affiliates        3,819        4,047        1,668             5.9            (58.8)
 and minority interest........................
Equity in results of affiliates...............          80           15       (1,001)          (81.2)              --
Minority interest in loss of subsidiaries.....          --          304          211              --            (30.6)
                                                ----------   ----------  -----------
Net income....................................  Ps.  3,899   Ps.  4,366     Ps.  878            12.0            (79.9)
                                                ==========   ==========  ===========

  Operating Revenues

     Operating revenues increased by 66.7% in 1999 and 86.0% in 2000. These increases in revenues were driven principally by growth in Telcel's subscriber base, offset in part by a decline in monthly revenues per subscriber. The average number of Telcel subscribers increased by 149.4% in 1999 and 98.4% in 2000, largely due to the growth in prepaid subscribers. The average number of prepaid subscribers increased by 203.8% in 1999 and 157.5% in 2000. As of December 31, 2000, Telcel had a total of 10.5 million subscribers, 9.5 million of which were prepaid subscribers.

     Average monthly revenues per Telcel subscriber decreased from Ps.504 in 1998 to Ps.345 in 1999 to Ps.228 in 2000. The decrease in average monthly revenues was due to the decline in real rates and to the growth in prepaid customers.

     Usage charges

     Usage charges increased by 102.4% in 1999 and 124.2% in 2000. The increases in each period were due principally to growth in the number of Telcel's subscribers, offset in part by a decline in real rates. The increases in 1999 and 2000 were partly attributable to the introduction of the "calling party pays" system in Mexico in May 1999, which led to an increase in subscribers. To a lesser extent, the increases were also due to the consolidation of the revenues of TracFone and GCA beginning in the first half of 1999 and of Conecel and Telgua beginning in April 2000.

     Monthly subscription charges

     Monthly subscription charges increased by 30.3% in 1999 and 15.4% in 2000. The increase in each period was due to growth in the number of Telcel's postpaid subscribers. Monthly subscription charges did not increase as rapidly as the number of subscribers because an increasing portion of new subscribers were prepaid customers, who do not pay monthly subscription charges.

     Long-distance charges

     Long-distance charges increased by 66.9% in 1999 and 104.3% in 2000. These increases were primarily due to subscriber growth, offset in part by a decline in real rates.

     Sales of handsets and accessories

     Sales of handsets and accessories increased by 83.8% in 1999 and 33.1% in 2000. These increases were attributable to growth in the number of subscribers, which was partly offset by declines in prices and increased subsidies. The comparatively lower rate of growth in 2000 was due to increased handset subsidies in that year.

     Other

     Other revenues decreased by 2.2% in 1999 and increased by 208.4% in 2000. The increase in 2000 was principally due to growth in the number of subscribers and in the use of value-added services, and was also attributable to the consolidation of other revenues of Telgua. The decrease in 1999 was primarily due to the elimination in that year of required handset deposits for new Telcel subscribers. Handset deposits result in revenues if they are not claimed by subscribers within a prescribed period of time.

  Operating Costs and Expenses

     Costs of sales and services

     Costs of sales and services increased by 98.3% in 1999 and 103.1% in 2000. The increases during these periods were primarily due to growth in sales of cellular handsets and higher cost of interconnection with other cellular operators following the introduction of "calling party pays" in May

1999. The increased costs were also attributable in part to the consolidation of TracFone, Conecel, GCA and Telgua.

     Commercial, administrative and general

     Commercial, administrative and general expenses increased by 48.4% in 1999 and 83.5% in 2000. These increases were due primarily to commissions paid to cellular distributors, to advertising and other promotional expenses as a result of greater competition, and, to a lesser extent, to increases in wages and salaries.

     Depreciation and amortization

     Depreciation and amortization increased by 92.0% in 1999 and 97.9% in 2000. Under Mexican GAAP, we have elected to restate imported fixed assets based in part on the exchange rate between the peso and the currency of the country of origin, and as a result changes in exchange rates affect the amount of depreciation. Depreciation increased in 1999 primarily due to the inclusion of the assets of newly-acquired subsidiaries in the calculation of consolidated depreciation and to the amortization of goodwill ensuing from the purchases of TracFone and GCA. The increase in 1999 was also attributable to the amortization of Telcel's PCS licenses, which were acquired in October 1998. The increase in depreciation in 1999 was offset in part because the rate of Mexican inflation exceeded the rate of devaluation of the peso. The increase in depreciation and amortization in 2000 was due primarily to increased investments in telephone equipment and to the amortization of goodwill associated with newly-acquired subsidiaries. The increase in amortization in 2000 was offset in part by our decision to change the amortization period of goodwill from 5 years to 10 years. Had we maintained our previous policy, amortization in 2000 would have been Ps.582 million higher. See Note 2(l) to our audited financial statements.

  Operating Margin

     Operating margin (operating income as a percentage of operating revenues) was 19.3% in 1998, 14.2% in 1999 and 9.7% in 2000. The lower operating margins in 1999 and 2000 were due to increases in sales commissions, growth in sales of handsets, higher discounts on sales of handsets at below cost and the consolidation of TracFone, Conecel, GCA and Telgua.

  Comprehensive Financing (Income) Cost

     Under Mexican GAAP, comprehensive financing (income) cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary assets and liabilities. We have substantial liquid assets in the form of cash and short-term investments (Ps.24.1 billion at December 31, 2000), so we have significant interest income, and because our monetary assets exceed our monetary liabilities, we generally report a net loss from monetary position. A significant portion of our financial assets (46.7% at December 31, 2000) is denominated in foreign currencies, principally U.S. dollars, so depreciation of the peso results in foreign exchange gain and higher interest income with respect to these assets. Substantially all of our indebtedness (100% at December 31, 2000) is denominated in foreign currencies, so depreciation of the peso results in foreign exchange loss and higher interest expense with respect to indebtedness.

     Comprehensive financing (income) cost was a net credit of Ps.3,180 million in 1998, a net credit of Ps.3,065 million in 1999 and a net credit of Ps.2,030 million in 2000. The credits were attributable principally to interest income on our financial assets, offset in part by the monetary effect on our net monetary asset position and, in 2000, to gain on the contribution of ATL to Telecom Americas. The changes in each component were as follows:

     . Interest income decreased by 7.1% in 1999 and 46.4% in 2000, due to lower average levels of interest bearing assets.

     . Interest expense increased by 475.0% in 1999 and 572.7% in 2000. The increases in 1999 and 2000 were due to increasing indebtedness, attributable in part to the acquisition of new subsidiaries.

     . In 1999, the impact of the appreciation of the peso in the second half of the year on our U.S. dollar-denominated monetary assets resulted in a net exchange loss of Ps.1,123 million. The 0.8% depreciation of the peso in 2000 resulted in a net exchange gain of Ps.232 million.

     . In 1998, 1999 and 2000, average monetary assets exceeded average monetary liabilities, resulting in a substantial net loss from monetary position. The decreases in 1999 and 2000 reflected lower rates of inflation and lower average net monetary assets.

     . In 2000, we recognized a gain of Ps.973 million when we contributed our interest in ATL to Telecom Americas. The gain reflects the valuation of ATL on which the partners in Telecom Americas agreed for purposes of valuing their respective investments in the joint venture.

  Income Tax and Employee Profit-sharing

     The statutory rate of the Mexican corporate income tax was 34% in 1998 and 35% in 1999 and 2000. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 22.0%, 21.3% and 62.2% for 1998, 1999 and 2000, respectively. The increase in the effective rate in 2000 was principally due to a change in Mexican accounting principles applicable to deferred income tax. We expect the effective tax rate in 2001 to decline, as changes in our deferred tax balance sheet will favorably affect our provisions for deferred tax.

     Mexican Accounting Principles Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing" went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the computation of deferred income tax. It generally requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred income tax was recognized only on temporary differences that were considered to be nonrecurring and that would reverse within a definite period. The cumulative effect of the adoption of this bulletin at the beginning of 2000 was applied to stockholders' equity without restating the financial statements for prior years. The effect on stockholders' equity was a reduction of 3.1%. Under Bulletin D-4, our deferred tax accounting under Mexican GAAP in 2000 is similar to U.S. GAAP.

     Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its taxable income. The amount payable increased by 47.7% in 1999 and 53.7% in 2000. Bulletin D-4 does not affect accounting for employee profit-sharing.

  Equity in Results of Affiliates

     Equity in results of affiliates represented net profits of Ps.80 million and Ps.15 million in 1998 and 1999, respectively, attributable primarily to earnings at Cablevision, offset in part in 1999 by losses at CCPR. Equity in results of affiliates represented a net loss of Ps.1,001 million in 2000, attributable primarily to results at Telecom Americas, CCPR and CompUSA. We expect to have a growing level of net loss attributable to equity in results of affiliates in 2001, primarily as a result of our investments in Telecom Americas, CCPR and CompUSA. See "Telecom Americas" and "Other Investments" under
Item 4.

  Minority Interests

     Minority interest represented a net credit of Ps.304 million in 1999 reflecting minority interest in losses at TracFone, Conecel and GCA. Minority interest represented a net credit of Ps.211 million in

2000 due to minority interest in losses at TracFone and Conecel, offset in part by minority interest in earnings at Telgua and GCA.

  Net Income

     In 1999, net income increased by 12.0% due to a 22.6% increase in operating income, reflecting higher operating revenues and stable margins. Net income decreased by 79.9% in 2000 due to:

     . a decrease in comprehensive financing income mainly as a result of lower interest income,

     . an increase in income tax provisions due to a change in Mexican accounting principles, and

     . a net loss of Ps.1,001 million attributable to equity in results of affiliates due principally to losses at Telecom Americas, CCPR and CompUSA.

Liquidity and Capital Resources

     We will need substantial amounts of capital to finance investments at Telcel and each of our international businesses. In addition, we may need capital to take advantage of new investment opportunities. These requirements will be met in part using the liquid assets we received in the spin-off. We also expect to rely on operating cash flows, particularly at Telcel, and on borrowings, particularly supplier credits.

     The following table summarizes our expected capital requirements from January 1, 2001 through December 31, 2001:

                                                                            (millions of U.S.$)
                                                                            ------------------
          Telcel network                                                          U.S.$1,313.0
          Telecom Americas funding commitment...........................               1,007.5
          Networks of other subsidiaries................................                 176.0
          Other capital commitments.....................................                 387.0
                                                                                  ------------
             Total......................................................          U.S.$2,883.5
                                                                                  ============

     We intend to meet these requirements in part by using the Ps.24.1 billion in liquid assets we held at December 31, 2000, which was equivalent to approximately U.S.$2.5 billion at that date, and in part by using operating cash flow and borrowings. In the past, the capital requirements of Telcel were met to a substantial extent by funding supplied by its former parent company Telmex, but following the spin-off, with the exception of certain transitional arrangements discussed below, Telmex will not provide further funding to Telcel. This should be kept in mind in using our historical financial performance to evaluate how we will meet our capital expenditure requirements.

  Capital Requirements

     We have budgeted approximately U.S.$1,313 million for 2001 to build out Telcel's wireless network. In December 2000, we entered into an agreement with Ericsson for the deployment of a GSM network in Mexico under which we are committed to pay approximately U.S.$963 million through 2003.

     As of December 31, 2000, we were required to provide U.S.$819 million to Telecom Americas as the requirements of the joint venture arise. As of the date of this annual report, substantially all of this amount has been funded. See "Telecom Americas" under Item 4.

     We have budgeted approximately U.S.$176 million through the end of 2001 to build out our cellular networks at Telgua, Conecel and some of our other subsidiaries and affiliates. In addition to this amount, we have contractual commitments to make contributions of approximately U.S.$87 million to our international subsidiaries through the end of 2001 and to pay U.S.$300 million in 2001 toward the purchase of Williams' interest in ATL. See "Subsidiaries," "Other Investments" and "Capital Expenditures" under Item 4.

     We expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through Telecom Americas or through direct investments or other strategic alliances. Future international investments may involve substantial capital requirements. We can give no assurance as to the extent, timing or cost of such investments, and they may involve risks to which we have not previously been exposed.

     We may also use funds to pay dividends or to repurchase our shares.

  Capital resources

     The capital requirements of Telcel will be met in part from Telcel's operating cash flow. America Movil's resources provided by operating activities (which are primarily attributable to Telcel) were Ps.7,043 million in 1999 and Ps.7,585 million in 2000. Of our other operating subsidiaries, Telgua generates operating cash flows that will meet a material portion of its capital requirements. Conecel, TracFone, Techtel, and Speedy Movil do not generate enough operating cash flows to meet their capital requirements and will rely primarily or entirely on borrowings or on funding provided by America Movil.

     In addition to using our liquid assets and operating cash flow, we expect to increase our level of debt to finance part of the cost of our capital expenditures. We expect to have access to supplier credits at Telcel and at each of our international businesses. We are negotiating a syndicated loan of U.S.$500 million, which we currently expect to close in the third quarter of 2001. As described below, some of our international businesses have used guarantees of Telmex or Telcel to support their borrowings in the past, and we expect that guarantees of America Movil or Telcel may be necessary in the future. Following the spin-off, with the exception of certain transitional arrangements described below, we do not expect that Telmex will continue to provide guarantees to support borrowings by us or our subsidiaries or joint ventures.

     If we seek to raise funds by issuing stock, our bylaws require that we issue stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our stock, unless we issue more AA shares, which are an unlisted class of voting shares currently held only by Carso Global Telecom and SBC International, Inc. However, as of May 31, 2001, we had approximately 347,612,100 L Shares in treasury and could offer these shares to investors through the capital markets.

  Existing Indebtedness and Contingent Liabilities

     Our subsidiary that owns 95% of the shares of Telgua, America Central Tel, S.A. (ACT, formerly Luca S.A.), is obligated to pay approximately U.S.$463 million in October 2001 to a trustee on behalf of the Guatemalan government. This amount is the balance of the purchase price ACT agreed to pay for the shares of Telgua when Telgua was privatized in November 1998, plus interest. The shares of Telgua are pledged to the trustee to secure the obligations of ACT. ACT also has U.S.$70 million outstanding under a floating rate promissory note maturing in October 2001. The promissory note is guaranteed by Telcel.

     Our subsidiary Sercom has U.S.$44 million outstanding under a U.S.$90 million floating rate credit facility maturing in September 2001. Sercom's obligations under the facility are guaranteed by Telcel.

     Our subsidiary Conecel currently has U.S.$7.74 million outstanding under a fixed-rate credit facility maturing in 2002, and it has supplier credits totaling U.S.$2.38 million. In addition, Conecel has outstanding U.S.$1.99 million principal amount of its 14% Notes due 2002. The balance of the Notes was purchased by a company controlled by Telmex in connection with the acquisition of Conecel and contributed to Conecel.

     At December 31, 2000, all of our indebtedness was denominated in foreign currencies.

     At December 31, 2000, 71.4% of our debt obligations bore interest at floating rates. Our weighted average cost of all borrowed funds in 2000 (including interest and reimbursement of certain lenders for Mexican taxes withheld) was approximately 8.6%.

     Telmex and other shareholders of ATL have provided a guarantee of a loan facility granted to ATL by the Brazilian development bank Banco de Desenvolvimento Economico e Social--BNDES. The obligations of Telmex in this respect are limited to U.S.$100 million. We have agreed to reimburse and indemnify Telmex against any claim of creditors of ATL, up to Telmex's U.S.$100 million maximum obligation. See "Related Party Transactions" under Item 7.

     We are a holding company, so we depend entirely on dividends and advances from our subsidiaries to pay dividends and to meet our obligations.

U.S. GAAP Reconciliation

     We had net income under U.S. GAAP of Ps.2,935 million in 1998 and Ps.2,703 million in 1999 and a net loss under U.S. GAAP of Ps.410 million in 2000.

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of deferred income taxes (prior to the adoption of Bulletin D-4 in 2000) and deferred employee profit sharing, the restatement of plant, property and equipment, pension plan costs, capitalization and depreciation of interest relating to assets under construction and the treatment of accrued vacation costs. For a discussion of these differences, see Note 19 to our audited financial statements. See also "--Results of Operations--Income Tax and Employee Profit-Sharing." In addition, in 2000, we recognized a gain of Ps.973 million under Mexican GAAP when we contributed our investment in ATL to Telecom Americas. This gain, which is reported under comprehensive financing (income) cost under Mexican GAAP, is deferred under U.S. GAAP.

Item 6.  Directors, Senior Management and Employees

Directors

     Management of our business is vested in our Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors and allow for the appointment of alternate directors. A majority of our directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

     All of the current members of the Board of Directors were elected or ratified at the shareholders' meeting on April 27, 2001, with 8 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, in proportion to their respective share ownership.

     Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside America Movil are as follows:


Carlos Slim Helu                        Born:                           1940
  Chairman and member of the            First elected:                  2000
     Executive Committee                Term expires:                   2001
                                        Principal occupation:           Honorary chairman of the board
                                                                        of directors of Grupo Carso, S.A. de C.V.
                                        Other directorships and         Chairman of the board of directors
                                        business experience:            of Telmex and Grupo Financiero Inbursa,
                                                                        S.A. de C.V.

Daniel Hajj Aboumrad                    Born:                           1966
  Director and member of the            First elected:                  2000
     Executive Committee                Term expires:                   2001
                                        Principal occupation:           Chief executive officer of Telcel
                                        Other directorships:            Director of Carso Global Telecom
                                                                        and Grupo Carso, S.A. de C.V.
                                        Business experience:            Chief executive officer of Hulera
                                                                        Euzkadi, S.A. de C.V.

Jaime Chico Pardo                    Born:                   1950
  Director                           First elected:          2000
                                     Term expires:           2001
                                     Principal occupation:   Chief executive officer of Telmex
                                     Other directorships:    Vice-chairman of the board of directors
                                                             of Telmex
                                     Business experience:    Chief executive officer of Grupo
                                                             Condumex, president of Corporacion
                                                             Industrial Llantera (Euzkadi General Tire
                                                             de Mexico)

Alejandro Soberon Kuri               Born:                   1960
  Director                           First elected:          2000
                                     Term expires:           2001
                                     Principal occupation:   Chairman and chief executive officer
                                                             of Corporacion Interamericana
                                                             de Entretenimiento, S.A. de C.V.

Maria Asuncion Aramburuzabala L.     Born:                   1963
  Director                           First elected:          2000
                                     Term expires:           2001
                                     Principal occupation:   Vice-president of the board of directors
                                                             and member of the executive committee
                                                             of Grupo Modelo, S.A. de C.V.
                                     Business experience:    President of Integracion y Verification
                                                             Analitica, S.A. de C.V.

Rafael Robles Miaja                  Born:                   1965
  Director and Secretary             First elected:          2000
                                     Term expires:           2001
                                     Principal occupation:   Partner, Franck, Galicia y Robles, S.C.

Drew Roy                             Born:                   1946
  Director and member of the         First elected:          2000
    Executive Committee              Term expires:           2001
                                     Principal occupation:   President of international operations
                                                             of SBC International, Inc.
                                     Other directorships:    Director of the Oklahoma State Chamber
                                                             of Commerce and Industry
                                     Business experience:    Vice president in charge of consumer market
                                                             at SBC Communications Inc., president of
                                                             Cellular One

Royce S. Caldwell                       Born:                      1938
  Director                              First elected:             2000
                                        Term expires:              2001
                                        Principal occupation:      Vice-chairman of SBC Communications Inc.
                                        Business experience:       President in charge of operations at SBC
                                                                   Communications Inc., president
                                                                   of Southwestern Bell Telephone

Claudio X. Gonzalez Laporte             Born:                      1934
  Director                              First elected:             2000
                                        Term expires:              2001
                                        Principal occupation:      Chief executive officer of Kimberly Clark
                                                                   de Mexico, S.A. de C.V.
                                        Other directorships:       Director of the Kimberly Clark
                                                                   Corporation, Kellog Company, IBM Latin
                                                                   America and Grupo Carso, S.A. de C.V.
                                        Business experience:       Various positions at the Kimberly Clark
                                                                   Corporation

David Ibarra Munoz                      Born:                      1930
  Director                              First elected:             2000
                                        Term expires:              2001
                                        Principal occupation:      Consultant to CEPAL and the United
                                                                   Nations
                                        Other directorships:       Director of Grupo Dina, S.A. de C.V. and
                                                                   Grupo Financiero Inbursa, S.A. de C.V.
                                        Business experience:       Chief executive officer of Nacional
                                                                   Financiera, served in the Mexican
                                                                   Ministry of Finance and Public Credit

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helu.

Executive Committee

     Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within 10 days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within 10 days, the Board of Directors is authorized to act without such recommendation.

     The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). As of May 31, 2001, the Executive Committee comprises three members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders" under Item 7. The current members of the Executive Committee are Carlos Slim Helu and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Drew Roy, named by SBC International, Inc.

Senior Management

     The names, responsibilities and prior business experience of our senior officers are as follows:


     Daniel Hajj Aboumrad                 Appointed:                 2000
  Chief Executive Officer                 Business Experience:       Director of Telmex's Mexican
                                                                     subsidiaries, chief executive officer of
                                                                     Compania Hulera Euzkadi, S.A. de C.V.

Carlos Jose Garcia Moreno Elizondo        Appointed:                 2001
  Chief Financial Officer                 Business Experience:       General director of Public Credit at
                                                                     Mexican Ministry of Finance and Public
                                                                     Credit, managing director of SBC
                                                                     Warburg, associate director of financing
                                                                     at Petroleos Mexicanos, S.A. de C.V.
                                                                     (Pemex)

Carlos Cardenas Blasquez                  Appointed:                 2000
  Latin American Operations               Business Experience:       Various positions at Telmex, including
                                                                     Operating manager for the paging service
                                                                     Company Buscatel, S.A. de C.V. and vice-
                                                                     President of operations for Telmex USA,
                                                                     Manager at Grupo Financiero Inbursa,
                                                                     S.A. de C.V.

Jose Elias Briones Capetillo              Appointed:                 2001
  Administration and Finance              Business Experience:       Comptroller of Telcel

Alejandro Cantu Jimenez                   Appointed:                 2001
  General Counsel                         Business Experience:       Associate at Mijares, Angoitia, Cortes y
                                                                     Fuentes, S.C., associate at Fried, Frank,
                                                                     Harris, Shriver & Jacobson

Alfonso Gallardo Sosa                     Appointed:                 2001

  Treasurer                               Business Experience:       Investment Banking Director at UBS
                                                                     Warburg

Walter Lopez Burgoa                       Appointed:                 2001
  Comptroller                             Business Experience:       Chief financial officer of Scala Azteca,
                                                                     S.A. de C.V.

Victor Manuel Martinez Aguilar            Appointed:                 2001
  Investor Relations                      Business Experience:       Capital Markets Research Manager of
                                                                     Nacional Financiera, S.N.C.

     Mr. Carlos Cardenas Blasquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

     Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

     .    call ordinary or extraordinary general meetings,

     . place items on the agenda for meetings of shareholders or the Board of Directors,

     . attend meetings of shareholders, the Board of Directors or the Executive Committee, and

     .    generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:


Name                                      Position
----                                      --------
Francisco Alvarez del Campo               Statutory Auditor
Agustin Aguilar Laurents                  Alternate Statutory Auditor

Compensation of Directors and Senior Management

     The aggregate compensation paid to our senior management in 2000 was Ps.96,000. We did not pay any compensation to our directors in 2000. The aggregate compensation paid to the senior management of Telcel in 2000 was approximately Ps.57.1 million.

     As of the date of this annual report, we have not made provisions to provide pension, retirement or similar benefits for our directors and senior management.

Share Ownership

     Carso Global Telecom, S.A. de C.V., our controlling shareholder, is controlled by a trust for the benefit of Carlos Slim Helu and certain members of his immediate family. See "Major Shareholders" under Item 7. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Employees

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2000:

                                                       December 31,
                                           ----------------------------------
                                             1998         1999         2000
                                           --------     --------     --------
Number of employees..................        2,532        6,059       13,450
Category of activity:
  Wireless...........................        2,532        5,218        8,789
  Fixed..............................           --          841        4,661

Geographic location:
  Mexico.............................        2,532        4,510        6,452
  United States......................           --          829        1,543
  Other Latin America................           --          720        5,455

     As of December 31, 2000, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicacion y Transporte de la Republica Mexicana) represented approximately 84% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2000, Telcel and the union agreed to a 12% nominal increase in basic wages, retroactive to March 2000.

     Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

     Our subsidiary Telgua has two active employee unions--the Telecommunications Union (Sindicato de las Telecomunicaciones y Similares), which had 410 members, representing 13% of Telgua's employees, at December 31, 2000, and the Telgua Workers Union (Sindicato de los Trabajadores de la Empresa TELGUA, S.A.), which had 328 members, representing 10% of Telgua's employees, at December 31, 2000. All management positions at Telgua are held by non-union employees. Under Guatemalan law, Guatemalan companies are required to negotiate only with the largest of its employees' unions. In October 1999, Telgua and the Telecommunications Union agreed to a wage increase for administrative and operative personnel, effective December 1, 1999. Telgua's labor agreement with the Telecommunications Union expires in the third quarter of 2001, at which time Telgua expects to renegotiate its terms.

     Management considers its current relations with our workforce to be good.

Item 7.  Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

     The AA Shares represented 92.0% of the full voting shares (AA Shares and A Shares) and 27.9% of the total capital stock of America Movil as of May 31, 2001. The AA Shares are owned by Carso Global Telecom, S.A. de C.V., SBC International Inc. (SBCI), a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of May 31, 2001.


                                   AA Shares Owned      Percent of          Percent of
Shareholder                           (millions)          Class          Voting Shares(1)
-----------                        ---------------   ---------------    ------------------
Carso Global Telecom.............          2,500.0              65.7%               60.4%
SBCI.............................          1,059.9              27.8                25.6
Other Mexican investors..........            246.9               6.5                 6.0
                                           -------             -----                ----
  Total..........................          3,806.8             100.0%               92.0%
                                           =======             =====                ====

______________
(1)    AA Shares and A Shares.

     Carso Global Telecom holds interests in the telecommunications sector and was spun off from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the Securities and Exchange Commission, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa are controlled by a trust for the benefit of Mr. Carlos Slim Helu and members of his immediate family.

     Carso Global Telecom and SBCI are parties to an agreement entered into in December 2000 relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" under Item 6 and "--Related Party Transactions."

     The following table identifies each owner of more than 5% of any class of our shares as of May 31, 2001. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.


                                        AA Shares(1)          A Shares(2)           L Shares(3)
                                       --------------       --------------        --------------
                                                                                                       Percent
Shareholder                           Shares    Percent     Shares    Percent     Shares    Percent       of
----------                            Owned        of       Owned        of       Owned        of       Voting
                                    (millions)   Class    (millions)   Class    (millions)   Class     Shares(4)
                                    ----------   -----    ----------   -----    ----------   -----     ---------
Carso Global Telecom(5)...........    2,500.0      65.7%       48.1      14.6%    1,626.7      17.1%     61.6%
SBCI..............................    1,059.9      27.8          --        --          --        --      25.6
Capital Group International,
 Inc.(6)..........................         --        --        22.8       6.9          --        --       0.6
Franklin Resources, Inc.(6).......         --        --          --        --       627.0       6.6        --
Janus Capital Corporation(7)......         --        --          --        --        57.2       0.6        --

(1) As of May 31, 2001, there were approximately 3,806.8 million AA Shares outstanding, representing 92.0% of the total full voting shares (AA Shares and A Shares).
(2) As of May 31, 2001, there were approximately 329.3 million A Shares outstanding, representing 8.0% of the total full voting shares (AA Shares and A Shares).
(3) As of May 31, 2001, there were approximately 9,505.5 million L Shares outstanding.
(4) AA Shares and A Shares.
(5) As of May 31, 2001, Carlos Slim Helu and members of his immediate family may be deemed to have beneficial ownership of 2,500.0 million AA Shares, 48.1 million A Shares and 1,632.7 million L Shares (including shares owned by Carso Global Telecom and Grupo Carso, S. A. de C.V. and L Shares held in the form of L Share ADSs).
(6) Derived from reports of beneficial ownership of Telmex shares filed with the Securities and Exchange Commission, adjusted to reflect the two-for-one stock split of Telmex A Shares and L Shares effective February 1, 2000.
(7) Derived from a report of beneficial ownership of our shares filed with Securities and Exchange Commission on June 11, 2001.

     None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

     As of May 31, 2001, 83.9% of the outstanding L Shares were represented by America Movil L Share ADSs, each representing the right to receive 20 America Movil L Shares, and 99.1% of the America Movil L Share ADSs were held by 17,495 holders (including The Depositary Trust Company) with registered addressees in the United States. 28.0% of the A Shares were held in the form of America Movil A Share ADSs, each representing the right to receive 20 America Movil A Shares. Each A Share may be exchanged at the option of the holder for one L Share.

     We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps.5,000 million. As of May 31, 2001, we had repurchased 347.6 million L Shares and 0.8 million A Shares, with an aggregate value of approximately Ps.2,833.8 million.

                           RELATED PARTY TRANSACTIONS

Transactions with Telmex

     We have or will have a variety of contractual relationships with Telmex and its subsidiaries. These include agreements arising out of the spin-off, certain transitional arrangements and continuing commercial relationships.

  Implementation of the Spin-off

     The creation of America Movil and the transfer of assets and liabilities to us was effected by the action of the extraordinary shareholders' meeting of Telmex held on September 25, 2000. Neither we nor Telmex has made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

     We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

     . We agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off.

     . Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off.

     . The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the spin-off or in order to achieve the purposes of the spin-off.

     . Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

     . Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off.

     . Each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.

     . Each party releases the other from certain claims arising prior to the spin-off. Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

     . With respect to undertakings Telmex has given for the benefit of creditors of subsidiaries and affiliates that were transferred to us, we and Telmex agree to use our best efforts to replace each of these undertakings with undertakings of America Movil or our subsidiaries.

     With respect to Telmex's guarantee of the loan facility granted to ATL by the Brazilian development bank Banco de Desenvolvimento Economico e Social-- BNDES, we have entered into an agreement with Telmex under which:

     . we will reimburse and indemnify Telmex against any claim of creditors of ATL, up to Telmex's U.S.$100 million maximum obligation,

     .  we will pay Telmex a guarantee fee of 0.25% per annum, and

     . we and Telmex agree to transfer these obligations to us as soon as reasonably practicable.

See "Liquidity and Capital Resources" under Item 5.

  Transitional Services

     We and Telmex have entered into an agreement under which Telmex will provide certain services to America Movil on an interim basis while we develop the personnel and systems necessary to provide these services itself. The services will generally be provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They include legal, financial, administrative, accounting and investor relations services. We expect to be dependent on Telmex for these services through January 2002.

  Continuing Commercial Relationships

     Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex's private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements, which, for the most part, were in place prior to the spin-off and will continue in effect without being significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

     Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Business of Telcel- -Sales and Distribution" under Item 4.

Transactions with Other Affiliates

     We own 49% of the shares of CompUSA, and the other 51% is owned by Grupo Sanborns, S.A. de C.V., which is under common control with our controlling shareholder Carso Global Telecom.

     Telcel purchases materials or services from a variety of companies that are under common control with our controlling shareholder Carso Global Telecom. These include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Item 8.  Financial Information

         See "Item 18--Financial Statements" and pages F-1 through F-[55].

                                   DIVIDENDS

         The declaration, amount and payment of dividends by America Movil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. In an ordinary shareholders meeting held on April 27, 2001, our shareholders resolved to pay a dividend of Ps.0.04 per share, payable in four installments of Ps.0.01 per share, for each AA, A and L Share outstanding on the payment dates of June 28, 2001, September 27, 2001, December 27, 2001 and March 28, 2002.

         We cannot assure you that we will pay dividends in the future on a continuous and regular basis. Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws--Dividend Rights" and "Bylaws--Preferential Rights of L Shares" under Item 10.

                               LEGAL PROCEEDINGS

Telcel

         In December 1995, Telcel's cellular competitor Grupo Iusacell, S.A. de C.V. commenced proceedings against Telmex and Telcel before the Mexican Competition Commission, claiming that Telmex engaged in anti-competitive practices such as cross-subsidization, predatory pricing and discrimination in access for the benefit of Telcel. In the petition, Iusacell requested that the Competition Commission impose sanctions against Telmex, including fines, an order requiring Telmex to sell Telcel and an order nullifying certain provisions in the interconnection agreement between Iusacell and Telmex. In January 2001, Telmex and Telcel reached an agreement with Iusacell, which, among others, confirmed the parties' acceptance of interconnection rates imposed by Cofetel for long distance calls and provided for the payment of outstanding unpaid fees by each party. As a result, the parties agreed to withdraw their outstanding legal proceedings.

Telgua

         The Guatemalan government has commenced certain proceedings against our subsidiary Telgua. See "Subsidiaries--Telgua" under Item 4. In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations state that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the privatization. Telgua was formally notified of these proceedings on October 6, 2000. We are contesting the proceedings and expect that we will have an opportunity to be heard. Although we do not currently expect that the judicial proceeding will ultimately have consequences that are materially adverse to our interests, we are unable to predict the outcome of the proceedings. If the government ultimately prevails and pursues the most aggressive remedies, we may be required to transfer our interest in Telgua to Guatel or another agency of the Guatemalan government.

CompUSA

         In January 2000, COC Services Ltd. filed a lawsuit against our affiliate CompUSA in the District Court of Dallas County, Texas asserting various contractual and tort claims against CompUSA arising out of a letter of intent concerning franchise retail stores in Mexico. See "Other Investments-- CompUSA" under Item 4. The lawsuit also asserted claims against other defendants, including Grupo Carso, Sanborns and Carlos Slim Helu. COC Services sought actual damages of U.S.$150 million from CompUSA for breach of contract, tortious interference with contract and prospective contract and conspiracy claims, U.S.$2 million in damages for a fraud claim, and U.S.$300 million in exemplary damages. COC Services also sought to recover interest, attorneys' fees and court costs.

          The lawsuit was transferred to the 116th District Court in Dallas County, Texas where it was tried to a jury in January and February 2001. In February 2001, the jury returned a verdict finding all defendants liable on various claims and awarding compensatory and punitive damages against each defendant. The actual damages awarded were U.S.$90 million, for which each defendant was responsible to some degree. The jury awarded COC Services punitive damages against the defendants as follows: U.S.$175.5 million against James Halpin, the former president and chief executive officer of CompUSA, U.S.$94.5 million against CompUSA, $67.5 million against Mr. Slim, U.S.$13.5 million against Grupo Carso and U.S.$13.5 million against Sanborns. Based on these jury findings, the parties submitted briefing to the court concerning a variety of legal issues affecting the final judgment.

          On May 18, 2001, a judgment was entered against Grupo Carso, Sanborns and Mr. Slim in the amount of U.S.$121.5 million in compensatory and punitive damages. No damages were awarded against CompUSA or Mr. Halpin in this judgment. Grupo Carso, Sanborns and Mr. Slim have also filed a motion seeking a new trial, which is still pending before the court. COC Services has filed a notice of its intent to appeal the final judgment. Although it is not possible to assess the outcome of any ultimate appeals, COC Services and defendants Grupo Carso, Sanborns and Mr. Slim are expected to appeal the judgment to the Texas appellate courts.

Item 9.  The Offer and Listing

                           DESCRIPTION OF SECURITIES

          Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value, and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

          As of May 31, 2001, our capital structure was as follows:

                                                                      Number of                     Percentage
                                                                       Shares      Percentage of       of
                  Class                                              (millions)       Capital        Voting(1)
                  ---------                                          ----------    -------------    ----------
                  L Shares (no par value)(2)...................       9,505.5           69.7              --
                  AA Shares (no par value).....................       3,806.8           27.9            92.0
                  A Shares (no par value)(3)...................         329.3            2.4             8.0
                                                                     --------          -----           -----
                    Total......................................      13,641.6          100.0%          100.0%
                                                                     ========          =====           =====

             ___________________
             (1) Except on limited matters for which L Shares have voting rights.
             (2) Excluding approximately 347.6 million L Shares we held in treasury as of May 31, 2001.
             (3) Excluding approximately 0.8 million A Shares we held in treasury as of May 31 2001.

          AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances. Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of America Movil capital stock. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See "Bylaws" under Item 10.

          Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares.

          Morgan Guaranty Trust Company of New York, as depositary, has issued L Share ADSs, each representing 20 L Shares, and A Share ADSs, each representing 20 A Shares.

                                TRADING MARKETS

          Our shares and ADSs have been listed or quoted on the following markets since February 7, 2001, but there can be no assurances as to the continuity of trading of our shares or ADSs on any market.

               L Shares.....................        Mexican Stock Exchange--
                                                    Mexico City Mercado de
                                                    Valores Latinoamericanos en
                                                    Euros (LATIBEX)--Madrid,
                                                    Spain

               L Share ADSs.................        New York Stock Exchange--New
                                                    York Frankfurt Stock
                                                    Exchange--Frankfurt

               A Shares.....................        Mexican Stock Exchange--
                                                    Mexico City

               A Share ADSs.................        NASDAQ National Market
                                                    System--New York

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

                                                Mexican Stock Exchange         New York Stock Exchange
                                                ----------------------         -----------------------
                                                 High            Low             High            Low
                                                 ----            ---             ----            ---
                                                 (pesos per L Share)        (U.S. dollars per L Share ADS)

Quarterly highs and lows
2001:
 First quarter (starting February 7)......     Ps. 11.32     Ps.  6.61       U.S.$23.29      U.S.$13.93
 Second quarter (through June 27).........         10.44          6.76            23.00           14.20

Monthly highs and lows
2001:
 February (starting February 7)...........     Ps. 11.32     Ps.  8.58       U.S.$23.29      U.S.$17.70
 March....................................          8.92          6.61            18.60           13.93
 April....................................          8.55          6.76            18.50           14.20
 May......................................         10.44          8.60            23.00           17.95
 June (through June 27)...................         10.25          9.98            22.47           22.00

     The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

                                                 Mexican Stock Exchange                 NASDAQ
                                                 ----------------------                 ------
                                                  High            Low            High            Low
                                                  ----            ---            ----            ---
                                                  (pesos per A Share)       (U.S. dollars per A Share ADS)

Quarterly highs and lows
2001:
  First quarter (starting February 7)......    Ps. 11.28     Ps.  6.62       U.S.$23.63      U.S.$13.88
  Second quarter (through June 27).........        10.32          6.75            22.71           14.06

Monthly highs and lows
2001:
  February (starting February 7)...........    Ps. 11.28     Ps.  8.50       U.S.$23.63      U.S.$17.50
  March....................................         8.80          6.62            18.00           13.88
  April....................................         8.40          6.75            18.35           14.06
  May......................................        10.32          8.70            22.71           17.20
  June (through June 27)...................        10.20         10.10            22.43           21.70

                     TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C. V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission
(CNBV). Most securities traded on the Mexican Stock Exchange, including those of America Movil, are on deposit with Institucion para el Deposito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10.  Additional Information

                                    BYLAWS

     Reference is made to the description of our bylaws under Item 10 of our registration statements on Form 20-F/A filed with the Securities and Exchange Commission on February 5, 2001. Certain provisions of our bylaws, mainly relating to the powers and duties of the Executive Committee, were amended at our extraordinary shareholders meeting held on April 27, 2001. See "Executive Committee" under Item 6.

     Certain amendments to our bylaws are required to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the Diario Oficial (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

                               CERTAIN CONTRACTS

     Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See "Business of Telcel--Regulation" under Item
4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Subsidiaries," "Telecom Americas" and "Other Investments" under Item 4.

     We have entered into a joint venture agreement with BCI and SBCI with respect to Telecom Americas. See "Telecom Americas" under Item 4.

     Our agreements with related parties are described in "Related Party Transactions" under Item 7.

                               EXCHANGE CONTROLS

     Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rate Information" under Item 3.

                                   TAXATION

     The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

     The Convention for the Avoidance of Double Taxation and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

     The summary is based upon tax laws of Mexico and the United States as in effect on the date of this annual report including the Tax Treaty, which are subject to change, including changes that may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

     The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

     For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it was incorporated in Mexico or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a non-resident of Mexico is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable laws.

  Tax Treaties

     Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

     Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payment of dividends on shares or ADSs may be subject. Holders of shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

     Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

  Payment of Dividends

     Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to Shares represented by ADSs will be subject to 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, which produces a net tax effect of approximately 7.7%. In accordance with rules issued by the Ministry of Finance and Public Credit, the applicable factor is 1.515 for profits resulting from the previous net tax profit account (cuenta de utilidad fiscal neta or CUFIN) at December 31, 1999. A Mexican corporation will not be subject to any tax if the amount maintained in its previous net reinvested tax profit account (cuenta de utilidad fiscal neta reinvertida or CUFINRE, required for corporations that have elected to defer a portion of their income taxes) and CUFIN exceeds the dividend payment to be made. However, corporations that have elected to defer their income taxes are required to pay such deferred taxes by applying the rate of 5% to the amount of the dividend multiplied by a factor of 1.5385. Mexican corporations must first exhaust the balance in their CUFINRE before they can utilize CUFIN balances.

     If we pay a dividend in an amount greater than our CUFINRE and CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 35% income tax on an amount equal to the product of the portion of the grossed-up amount which exceeds such balance times 1.5385. A portion of Telmex's CUFINRE and CUFIN balance was allocated to America Movil in the spin-off.

  Taxation of Dispositions

     The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     The sale of shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Sales or other dispositions of shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

     Under the Mexican Income Tax Law, gains realized by a nonresident holder of shares on the sale or disposition of shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 40% rate on the gain on such disposition of shares.

     Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax except that Mexican taxes may apply if:

     . 50% or more of the assets of America Movil consist of fixed assets situated in Mexico,

     . such U.S. holder owned 25% or more of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition, or

     . the gain is attributable to a permanent establishment or fixed base of the U.S. holder in Mexico.

  Other Mexican Taxes

     A non-resident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a non-resident holder with respect to shares or ADSs.

  U.S. Federal Income Tax Considerations

     The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their Shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

     .  a citizen or resident of the United States of America,

     . a corporation organized under the laws of the United States of America or any state thereof, or

     . otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

     Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

  Treatment of ADSs

     In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

  Taxation of Distributions

     In this discussion, we use the term "dividends" to mean distributions (including any amounts withheld in respect of Mexican withholding tax) paid out of our current or accumulated earnings and profits (including earnings and profits that accrued to Telmex and were attributed to us in connection with the spin-off) with respect to Shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

     Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     Dividends paid on shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income. The Mexican withholding tax that is imposed on such dividends will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder's U.S. federal income tax liability or, at the U.S. holder's election, for deduction from gross income in computing the U.S. holder's taxable income.

     The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

     Under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

  Taxation of Dispositions

     A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 20%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

  Exchange of Shares

     A U.S. holder's exchange of AA Shares or A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged AA Shares or A Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the AA Shares or A Shares before such shares were exchanged.

     A U.S. holder's exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, effective beginning January 1, 2001, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder's holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange.

  Information Reporting and Backup Withholding

     Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the rate of 31% unless the holder:

     .  establishes that it is a corporation or other exempt holder, or

     . provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

  U.S. Tax Consequences for Non-U.S. holders

     Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

     Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless

     . such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or

     . in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

                             DOCUMENTS ON DISPLAY

     America Movil is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is required to file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

                     EXCHANGE RATE AND INTEREST RATE RISKS

     We are exposed to market risk from changes in currency exchange rates and interest rates. Interest rate risk exists principally with respect to our financial assets and liabilities with short terms or that bear interest at floating rates. At December 31, 2000, we had Ps.5.7 billion of indebtedness bearing interest at floating rates.

     Exchange rate risk exists principally with respect to our financial asset and liabilities denominated in currencies other than Mexican pesos. As of December 31, 2000, indebtedness denominated in foreign currencies was Ps.7.9 billion, substantially all of which Ps.7.9 billion was denominated in U.S. dollars.

     We will regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. We may from time to time enter into hedging transactions with respect to indebtedness denominated in foreign currencies other than the U.S. dollar. We expect to use such transactions, which may be foreign exchange forward contracts or options, to hedge against changes in the exchange rate between such foreign currencies and the U.S. dollar, but not against changes in exchange rates between any foreign currency and the Mexican peso.

                       SENSITIVITY ANALYSIS DISCLOSURES

     At December 31, 2000, our assets denominated in U.S. dollars exceeded our liabilities denominated in U.S. dollars. The potential loss in fair value of financial instruments held at December 31, 2000 that would have resulted from a hypothetical, instantaneous 10% appreciation of the peso against the U.S. dollar would have been approximately Ps.582 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps.42 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currencies of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

     The potential loss in fair market value of financial instruments held at December 31, 2000 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.28 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2000 would have resulted in an additional interest expense of approximately Ps.942 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.


Item 18.  Financial Statements

     See pages F-1 through F-55, incorporated herein by reference.

Item 19. Exhibits

          Documents filed as exhibits to this annual report:

    1.1   Bylaws (estatutos sociales) of America Movil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F (File No.
          1-16269) filed on December 8, 2000).

    2.1   L Share Deposit Agreement (incorporated by reference to our registration statement on Form
          F-6 filed on December 8, 2000).

    2.2   A Share Deposit Agreement (incorporated by reference to our registration statement on Form
          F-6 filed on December 8, 2000).

    3.1   Shareholders Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de
          C.V. and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

    4.1   Shareholders Agreement dated November 16, 2000 and amended December 5, 2000 among Bell
          Canada International Investments Limited, AM Latin America, LLC, SBC International--
          Brazil Holding, Ltd. and Telecom Americas Ltd. (incorporated by reference to our registration statement on Form 20-F (File No. 1-16269) filed on December 8, 2000).*

    4.2   Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de
          C.V. and America Movil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F (File No. 1-16269)) filed on February 5,
          2001.

    8.1   Significant subsidiaries (incorporated by reference to our registration statement on Form 20-F
          (File No. 1-16269) filed on December 8, 2000).

______________
* Portions of this agreement were omitted from our registration statement on Form 20-F (File No. 1-16269) pursuant to confidential treatment request filed on December 8, 2000 and granted on February 5, 2001.

          Omitted from the exhibits filed with this annual report are certain promissory notes and other instruments and agreements with respect to long-term debt of America Movil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of America Movil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

                                  SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       America Movil, S.A. de C.V.

                                       By:     /s/ Daniel Hajj Aboumrad
                                           ---------------------------------
                                           Name: Daniel Hajj Aboumrad
                                           Title: Chief Executive Officer

     Date:  July 2, 2001

                        REPORT OF INDEPENDENT AUDITORS



To the Stockholders of
America Movil, S.A. de C.V.


We have audited the accompanying consolidated balance sheets of America Movil, S.A. de C.V. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain of the subsidiaries at December 31, 2000, which statements reflect approximately 9% and 10% of total operating revenues and total assets, respectively, of the related consolidated totals at such date. Also, we did not audit the financial statements of Telecom Americas, Ltd., (a corporation in which the Company has an 44.3% interest), investment that is stated at Ps. 4,780,758, at December 31, 2000, and the Company's equity in the net income of Telecom Americas, Ltd. is stated at Ps. (311,010) for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for such subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 2000, the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America Movil, S.A. de C.V. and subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

As described in Note 2 to the accompanying consolidated financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican Accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants (see Note 16).




                                                      Mancera, S.C.
                                                        Member of
                                               Ernst & Young International


                                             /s/ Francisco Alvarez Del Campo

                                             C.P.C. Francisco Alvarez Del Campo




Mexico City, Mexico
April 6, 2001

                               Auditors' Report


To the Board of Directors and Shareholders of Telecom Americas Ltd.

We have audited the accompanying consolidated balance sheet of Telecom Americas Ltd. as of December 31, 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the 186 day period then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2000 and the consolidated results of its operation and its cash flows for the 186 day period then ended in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ Deloitte & Touche LLP


                                        Chartered Accountants
                                        Montreal, Canada

                                        January 25, 2001, except as to Note 19
                                        which is as of March 13, 2001

                         Independent Auditors' Report
                         ----------------------------


To the Board of Directors
Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL
(A Wireless Ecuador, LLC Subsidiary),
Guayaquil, Ecuador


We have audited the accompanying balance sheet of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL (A Wireless Ecuador, LLC Subsidiary), as of December 31, 2000 and the related statements of operations, stockholders' equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL (A Wireless Ecuador, LLC Subsidiary), as of December 31, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with the United States of America generally accepted accounting principles.



                                                  /s/ BDO Stern

                                                  January 31, 2001

                     Report of the Independent Accountants




To the Board of Directors of
America Central Tel, S.A.
and Subsidiary

We have audited the accompanying consolidated balance sheet of America Central Tel, S.A. and Subsidiary, as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flow for the year ended December 31, 2000. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Guatemala and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with generally accepted auditing standards in Guatemala, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of America Central Tel, S.A., and Subsidiary as of December 31, 2000, and the consolidated results of their operations, changes in stockholders' equity and cash flow for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Guatemala.

Generally accepted accounting principles in Guatemala vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for the year ended December 31, 2000 and the determination of consolidated stockholders' equity as of December 31, 2000 to the extent summarized in Note 15 to the consolidated financial statements.

                                                      /s/ PriceWaterhouseCoopers

                                                                  April 23, 2001

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

       (Thousands of Constant Pesos as of December 31, 2000, except for earnings per share)


                                                                              Year ended December 31,
                                                         -------------------------------------------------------------------
                                                                                                               Millions of
                                                                                                              U.S. dollars
                                                                 1998              1999              2000         2000
                                                         -------------------------------------------------------------------
Operating revenues:
  Services:
     Usage charges                                       Ps.    3,662,962 Ps.    7,416,408 Ps.    16,626,337  $      1,732
     Monthly rent                                               2,869,018        3,738,742         4,316,453           450
     Long-distance                                                821,150        1,369,693         2,799,044           292
     Other services                                                61,600          484,622           818,579            85
  Telephone equipment sales and other:
     Sales of handsets and accessories                          1,344,479        2,469,599         3,287,006           342
     Other revenues                                               654,686          217,537         1,342,703           140
                                                         -------------------------------------------------------------------
                                                                9,413,895       15,696,601        29,190,122         3,041
                                                         -------------------------------------------------------------------
Operating costs and expenses:
  Cost of sales                                                 2,794,479        6,073,982        11,666,002         1,215
  Cost of sales for services with related parties
    (Note 14)                                                     909,238        1,271,289         3,253,555           339
  Commercial, administrative and general                        2,980,324        4,390,799         8,056,811           840
  Commercial, administrative and general with
     related parties (Note 14)                                    125,620          218,538           399,251            42
  Depreciation and amortization (Notes 6, 7 and 8)
     (includes Ps. 649,280, Ps. 1,162,554 and
     Ps. 1,935,180 for the years ended December 31
     1998, 1999 and 2000 respectively not included in
     cost of sales)                                               788,540        1,513,654         2,996,022           312
                                                         -------------------------------------------------------------------
                                                                7,598,201       13,468,262        26,371,641         2,748
                                                         -------------------------------------------------------------------
Operating income                                                1,815,694        2,228,339         2,818,481           293
                                                         -------------------------------------------------------------------
Comprehensive financing (income) cost:
  Interest income                                              (9,834,658)      (9,136,763)       (4,897,821)         (510)
  Interest expense                                                 16,408           72,051           785,221            82
  Interest expense with related parties (Note 14)                  11,047           89,605           298,259            31
  Exchange (gain) loss, net                                      (137,038)       1,122,610          (232,140)          (24)
  Monetary loss                                                 6,764,429        4,787,525         2,990,324           312
  Other income                                                                                      (973,195)         (102)
                                                         -------------------------------------------------------------------
                                                               (3,179,812)      (3,064,972)       (2,029,352)         (211)
                                                         -------------------------------------------------------------------
Income before income tax and employee profit sharing            4,995,506        5,293,311         4,847,833           504
                                                         -------------------------------------------------------------------
Provisions for:
  Income tax (Note 16)                                          1,100,087        1,131,180         3,015,938           314
  Employee profit sharing                                          76,928          114,577           164,804            17
                                                         -------------------------------------------------------------------
                                                                1,177,015        1,245,757         3,180,742           331
                                                         -------------------------------------------------------------------
Income before equity in results of affiliates and
  Minority interest                                             3,818,491        4,047,554         1,667,091           173
Equity in results of affiliates                                    79,974           15,176        (1,000,722)         (104)
                                                         -------------------------------------------------------------------
Income before minority interest                                 3,898,465        4,062,730           666,369            69
Minority interest in loss of subsidiaries                                          303,773           211,133            22
                                                         -------------------------------------------------------------------
Majority net income                                      Ps.    3,898,465 Ps.    4,366,503 Ps.       877,502  $         91
                                                         ===================================================================
Common shares outstanding (in millions) (Note 15)                  14,485           14,485            14,222        14,222
                                                         ===================================================================
Majority net income per share (Note 15)                  Ps.        0.269 Ps.        0.301 Ps.         0.062  $      0.006
                                                         ===================================================================

                            See accompanying notes.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

             (Thousands of Constant Pesos as of December 31, 2000)

                                                                                    December 31,
                                                              ---------------------------------------------------------
                                                                                                         Millions of
                                                                                                        U.S. dollars
                                                                       1999                2000              2000
                                                              ---------------------------------------------------------
Assets
Current assets:
   Cash and short-term investments                            Ps.     37,838,166   Ps.     22,481,383  $        2,342
   Marketable securities (Note 3)                                      4,442,310            1,618,640             169
   Accounts receivable, net (Note 4)                                   1,782,293            4,900,815             511
   Related parties (Note 14)                                             546,116              354,910              37
   Inventories, net (Note 5)                                           2,200,099            3,589,104             374
   Prepaid expenses and other assets                                     326,706              567,475              59
                                                              ---------------------------------------------------------
Total current assets                                                  47,135,690           33,512,327           3,492
Plant, property and equipment, net (Note 6)                           12,732,857           33,147,541           3,453
Licenses, net (Note 7)                                                 2,072,459            2,413,551             251
Investments in affiliates and others (Note 8)                          3,256,201           12,844,614           1,338
Goodwill, net (Note 8)                                                 1,907,209            7,097,477             739
                                                              ---------------------------------------------------------
Total assets                                                  Ps.     67,104,416   Ps.     89,015,510  $        9,273
                                                              =========================================================

Liabilities and stockholders' equity
Current liabilities:
    Short-term debt and current portion of long-term
        debt (Note 11)                                        Ps.        401,126   Ps.      6,739,064  $          702
    Accounts payable and accrued liabilities (Notes 9 and 10)          5,264,126           10,526,101           1,097
    Taxes payable                                                        667,366              528,000              55
    Related parties (Note 14)                                            459,587               19,453               2
    Deferred revenues                                                    702,626            1,102,032             115
                                                              ---------------------------------------------------------
Total current liabilities                                              7,494,831           18,914,650           1,971

Long-term debt (Note 11)                                                  88,291            1,183,499             123
Related parties (Note 14)                                              2,379,393
Deferred taxes (Note 16)                                                                    2,556,732             266
Deferred credits                                                          80,082               46,444               5
                                                              ---------------------------------------------------------
Total liabilities                                                     10,042,597           22,701,325           2,365
                                                              ---------------------------------------------------------

Stockholders' equity (Note 15):
    Parent investment                                                 48,686,193
    Capital stock                                                                          27,557,519           2,871
    Capital contributions                                                                  29,449,366           3,068
Retained earnings:
  Unappropriated earnings of prior years                               3,993,598            6,549,666             662
  Net income for the year                                              4,366,503              877,502              91
                                                              ---------------------------------------------------------
                                                                       8,360,101            7,427,168             753
(Deficit) excess from restatement of stockholders' equity               (591,770)             327,598              54
Effect of translation of foreign entities                                (69,420)            (589,256)            (61)
                                                              ---------------------------------------------------------
Total majority stockholders' equity                                   56,385,104           64,172,395           6,685
Minority interest                                                        676,715            2,141,790             223
                                                              ---------------------------------------------------------
Total stockholders' equity                                            57,061,819           66,314,185           6,908
                                                              ---------------------------------------------------------
Total liabilities and stockholders' equity                    Ps.     67,104,416   Ps.     89,015,510  $        9,273
                                                              =========================================================

                            See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              (Thousands of Constant Pesos as of December 31, 2000)

                                          ------------------------------------------------------------------------------
                                                                                                      Retained earnings
                                                                                           -----------------------------

                                           Investment of     Capital           Capital        Legal
                                          parent company      stock         contributions    reserve    Unappropriated
                                          ------------------------------------------------------------------------------
Balances at January 1, 1998               Ps. 45,011,872                                   Ps.  40,167  Ps.     54,966
Increase in parent investment, net             1,247,988
Surplus from holding nonmonetary assets
Net income for the year                                                                                      3,898,465
                                          ------------------------------------------------------------------------------
Balances at December 31, 1998                 46,259,860                                        40,167       3,953,431
Increase in legal reserve                                                                       94,453         (94,453)
Increase in investment of parent company       2,426,333
Effect of translation of foreign entities
Minority interest
Deficit from holding nonmonetary assets
Majority net income                                                                                          4,366,503
                                          ------------------------------------------------------------------------------
Balances at December 31, 1999                 48,686,193                                       134,620       8,225,481
Accumulated effect of deferred income tax
  at beginning of year                                                                                      (1,810,435)
Increase in legal reserve                                                                      148,349        (148,349)
Increase in investment of parent company       8,320,692
Effect of spin-off (Notes 1 and 15)          (57,006,885)  Ps. 27,557,519  Ps. 29,449,366
Effect of translation of foreign entities
Minority interest
Effect of current year deferred income tax
  on stockholders' equity accounts
  (Note 16)
Gain from holding nonmonetary assets
Majority net income                                                                                            877,502
                                          ------------------------------------------------------------------------------
Balances at December 31, 2000                              Ps. 27,557,519  Ps. 29,449,366  Ps. 282,969  Ps.  7,144,199
                                          ==============================================================================

                                          ------------------------------------------------------------------------------------

                                          -----------
                                                           (Deficit) excess
                                                           from restatement    Effect of
                                                                  of          translation     Total majority
                                                             stockholders'     of foreign     stockholders'       Minority
                                              Total            equity          entities          equity           interest
                                          ------------------------------------------------------------------------------------
Balances at January 1, 1998               Ps.      95,133 Ps.     (736,440)                Ps.    44,370,565
Increase in parent investment, net                                                                 1,247,988
Surplus from holding nonmonetary assets                            326,612                           326,612
Net income for the year                         3,898,465                                          3,898,465
                                          ------------------------------------------------------------------------------------
Balances at December 31, 1998                   3,993,598         (409,828)                       49,843,630
Increase in legal reserve
Increase in investment of parent company                                                           2,426,333
Effect of translation of foreign entities                                   Ps.    (69,420)          (69,420)
Minority interest                                                                                             Ps.    676,715
Deficit from holding nonmonetary assets                           (181,942)                         (181,942)
Majority net income                             4,366,503                                          4,366,503
                                          ------------------------------------------------------------------------------------
Balances at December 31, 1999                   8,360,101         (591,770)        (69,420)       56,385,104         676,715
Accumulated effect of deferred income tax
  at beginning of year                         (1,810,435)         292,634                        (1,517,801)
Increase in legal reserve
Increase in investment of parent company                                                           8,320,692
Effect of spin-off (Notes 1 and 15)
Effect of translation of foreign entities                                         (519,836)         (519,836)
Minority interest                                                                                                  1,465,075
Effect of current year deferred income tax
  on stockholders' equity accounts
  (Note 16)                                                        454,420                           454,420
Gain from holding nonmonetary assets                               172,314                           172,314
Majority net income                               877,502                                            877,502
                                          ------------------------------------------------------------------------------------
Balances at December 31, 2000             Ps.   7,427,168 Ps.      327,598  Ps.   (589,256)Ps.    64,172,395  Ps.  2,141,790
                                          ====================================================================================

                                          ------------------




                                                Total
                                            stockholders'
                                               equity
                                          ------------------
Balances at January 1, 1998               Ps.   44,370,565
Increase in parent investment, net               1,247,988
Surplus from holding nonmonetary assets            326,612
Net income for the year                          3,898,465
                                          -----------------
Balances at December 31, 1998                   49,843,630
Increase in legal reserve
Increase in investment of parent company         2,426,333
Effect of translation of foreign entities          (69,420)
Minority interest                                  676,715
Deficit from holding nonmonetary assets           (181,942)
Majority net income                              4,366,503
                                          -----------------
Balances at December 31, 1999                   57,061,819
Accumulated effect of deferred income tax
  at beginning of year                          (1,517,801)
Increase in legal reserve
Increase in investment of parent company         8,320,692
Effect of spin-off (Notes 1 and 15)
Effect of translation of foreign entities         (519,836)
Minority interest                                1,465,075
Effect of current year deferred income tax
  on stockholders' equity accounts
  (Note 16)                                        454,420
Gain from holding nonmonetary assets               172,314
Majority net income                                877,502
                                          -----------------
Balances at December 31, 2000             Ps.   66,314,185
                                          =================

                            See accompanying notes.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

             (Thousands of Constant Pesos as of December 31, 2000)

                                                                                  Year ended December 31,
                                                            --------------------------------------------------------------------
                                                                                                                   Millions of
                                                                                                                  U.S. dollars
                                                                  1998              1999              2000            2000
                                                            --------------------------------------------------------------------
Operating activities:
  Majority net income                                       Ps.    3,898,465  Ps.    4,366,503 Ps.       877,502  $         91
  Add (deduct) items not requiring the use of resources:
    Depreciation                                                     703,086         1,158,948         2,179,957           227
    Amortization                                                      85,454           354,706           816,065            85
    Deferred income tax                                                                                1,559,279           161
    Deferred employee profit sharing                                                                      19,740             2
    Equity in results of affiliates                                  (79,974)          (15,176)        1,000,722           104
    Minority interest in results of subsidiaries                                      (303,773)         (211,133)          (22)
  Changes in operating assets and liabilities:
    Accounts receivable                                             (362,185)         (454,286)       (1,595,937)         (166)
    Prepaid expenses                                                                  (111,890)         (116,320)          (12)
    Inventories                                                     (218,766)       (1,789,979)       (1,135,244)         (118)
    Accounts payable and accrued liabilities                          36,322         3,876,718         3,508,640           365
    Related parties                                                  (21,754)         (220,686)         (373,271)          (39)
    Deferred revenues                                                206,042            65,023           399,406            42
    Taxes payable                                                    420,491           117,176          (312,039)          (32)
                                                            --------------------------------------------------------------------
Resources provided by operating activities                         4,667,181         7,043,284         6,617,367           688
                                                            --------------------------------------------------------------------

Financing activities:
  New loans                                                           10,848         2,619,401         9,957,626         1,037
  Repayment of loans                                                (190,453)         (200,777)       (9,006,831)         (938)
  Effect of inflation and of exchange rate differences
    on debt                                                            8,521           (21,064)         (129,480)          (13)
  Related parties                                                                                     (2,819,527)         (294)
  Increase in investment of parent company                         1,247,988         2,426,333         8,320,692           867
                                                            --------------------------------------------------------------------
Resources provided by financing activities                         1,076,904         4,823,893         6,322,480           659
                                                            --------------------------------------------------------------------

Investing activities:
  Investment in telephone plant, property and equipment           (2,023,686)       (6,745,912)      (15,048,675)       (1,567)
  Equity investment in subsidiaries and affiliated
    companies                                                                       (5,309,720)      (16,367,241)       (1,705)
  Initial cash from companies acquired                                                 764,446           382,306            40
  Investment in licenses                                          (1,704,581)                            (86,690)           (9)
  Investment in marketable securities                                               (4,442,310)        2,823,670           294
                                                            --------------------------------------------------------------------
Resources used in investing activities                            (3,728,267)      (15,733,496)      (28,296,630)       (2,947)
                                                            --------------------------------------------------------------------

Net increase (decrease) in cash and short-term investments         2,015,818        (3,866,319)      (15,356,783)       (1,600)
Cash and short-term investments at beginning of the
  Year                                                            39,688,667        41,704,485        37,838,166         3,942
                                                            --------------------------------------------------------------------
Cash and short-term investments at end of the year          Ps.   41,704,485  Ps.   37,838,166 Ps.    22,481,383  $      2,342
                                                            ====================================================================

                             See accompanying notes.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (Thousands of Constant Pesos as of December 31, 2000)



1. Description of Business

a) Telmex Spin-off

     The spin-off by Telefonos de Mexico, S.A. de C.V. (Telmex) of the entities comprising America Movil, S.A. de C.V. and its subsidiaries (collectively, the Company or America Movil) was approved by Telmex stockholders at an extraordinary stockholders' meeting held on September 25, 2000, at which time each holder of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class. As a result of the spin-off, America Movil was established as a new Mexican corporation, independent of Telmex, to which specified assets, liabilities and equity were transferred.

     Prior to the spin-off, the entities that comprise America Movil operated on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the spun-off entities were charged to the appropriate entity. Because Telmex and Radiomovil Dipsa, S.A. de C.V. (Telcel) provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of switching equipment on premises owned by Telmex; use by Telcel of transmission capacity on Telmex's network; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements, which, for the most part, were in place prior to the spin-off and have continued in effect without significant modification following the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

     Other than these ongoing operational agreements, the relationship between Telmex and America Movil will be limited to: a) agreements related to the implementation of the spin-off and b) certain transitional agreements that will continue, until America Movil has its own administrative structure in place.

     Neither Telmex nor America Movil owns any capital stock in the other; however, both companies are controlled by the same group of shareholders.

     Prior to the incorporation of America Movil, the Company's operations were conducted through subsidiaries of Telmex. The financial statements for periods prior to the year ended December 31, 2000, are presented on a combined basis prepared from Telmex's historical accounting records, and include the historical operations of the entities transferred to America Movil by Telmex in the spin-off. In this context, no historical direct ownership relationship existed among the various entities comprising America Movil prior to the spin-off; accordingly, Telmex and its subsidiaries' net investment in America Movil has been included in these financial statements at Telmex's indexed cost plus its equity in the undistributed earnings or losses of the spun-off entities.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



b) Operations

     America Movil was established on September 25, 2000 in conjunction with the spin-off of the wireless business and certain international operations of Telmex.

     America Movil is a leading provider of wireless communications services in Mexico. Through its subsidiary Radiomovil Dipsa, which operates under the trademark "Telcel," America Movil provides Mexico's only nationwide cellular telecommunications service.

     America Movil also has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Colombia, Venezuela, Argentina, Puerto Rico, Spain and the United States.

     America Movil equity interest in its principal subsidiaries and affiliated companies as of December 31, 1999 and 2000 is as follows:

                                                                          Equity interest    Equity interest
                                                                          at December 31,    at December 31,
                  Name of Company                          Location             1999               2000
-----------------------------------------------------  -----------------  -----------------  -----------------
Subsidiaries:
Sercotel, S.A. de C.V.                                 Mexico                  100.0%             100.0%
  Radiomovil Dipsa, S.A. de C.V. (Telcel)              Mexico                  100.0              100.0
     SubDipsa Treasury,  L.L.C.                        Delaware                                   100.0
     Inmobiliaria Los Cantaros, S.A. de C.V.           Mexico                                     100.0
     SubDipsa, LLC                                     Delaware                                   100.0
     Diseno y Publicidad Celular, S.A. de C.V.         Mexico                                     100.0
  TracFone Wireless, Inc.                              Florida                  88.3               97.4
     Comm South Companies, Inc.                        Texas                    88.3               97.4
  Global Central America, S.A. de C.V. (GCA)           Mexico                   51.0               90.8
  Telecomunicaciones de Guatemala, S.A.
     (TELGUA)                                          Guatemala                                   81.3
Techtel-LMDS Comunicaciones Interactivas, S.A.         Argentina                                   60.0
Telstar, S.A.                                          Uruguay                                     60.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A.
CONECEL (Conecel)                                      Ecuador                                     60.0
Inmobiliaria El Recuerdo, S.A. de C.V.                 Mexico                                     100.0
Inmobiliaria Las Trufas, S.A. de C.V.                  Mexico                                     100.0

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)

                                                                            Equity interest    Equity interest
                                                                            at December 31,    at December 31,
                   Name of Company                           Location             1999               2000
-------------------------------------------------------  -----------------  -----------------  -----------------
Affiliates:
Telecom Americas, Ltd.                                   Bermuda                                     44.3
   ATL-Algar Telecom Leste, S.A.                         Brazil                                      22.1
   Americel, S.A.                                        Brazil                                       7.2
   Telet, S.A.                                           Brazil                                       7.2
   Canbras Communications Corp.                          Canada                                      31.3
   Comunicacion Celular, S.A.                            Colombia                                    22.4
   Occidente y Caribe Celular, S.A.                      Colombia                                    19.4
   Genesis Telecom, C.A.                                 Venezuela                                   30.3
CompUSA, Inc.                                            Delaware                                    49.0
Cellular Communications of Puerto Rico, Inc.             Puerto Rico              50.0               50.0
Empresas Cablevision, S.A. de C.V.                       Mexico                   49.0               49.0
FirstMark Comunicaciones Espana, S.A.                    Spain                                       17.5
Network Access Solutions                                 Delaware                                     5.9

     America Movil through its subsidiaries, Telcel, GCA and Conecel, has licenses to install, operate and manage mobile telecommunication services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015. The licenses in Ecuador and Guatemala will expire between the years 2009 and 2014, respectively. As payment for the licenses awarded in Mexico (except as mentioned in the next paragraph), the Mexican federal government receives a percentage of Telcel's revenues, ranging from 4% to 10% of annual gross revenues generated in Mexico.

     In 1997 and 1998, the Mexican federal government awarded Telcel licenses to operate a nationwide wireless network using the 800-megahertz (Band B) radio spectrum and to use the 1800-1900 megahertz (Band D) radio spectrum to provide personal communication services (PCS) in the nine regions into which Mexico is divided. The licenses are for 20 years and required a single payment of Ps. 44,090 and Ps. 1,724,669, respectively. The term of these licenses may be extended at the discretion of the federal government.

     Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom), GCA's subsidiary, holds licenses in Guatemala to operate its cellular network on different frequencies for 15 years. GCA paid approximately US$ 20 million for these licenses.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



     Since 1994, Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) has held licenses to operate a cellular network and provide teleport services in Ecuador for a period of 15 years. In 1998 Conecel paid in advance US$ 53 million for the concession rights.

     Under the terms of licenses granted to Telcel, and under the Mexican Federal Telecommunications Law, the Company may freely set rates for licensed services. Rates do not require authorization from the Communications Ministry; however, the Company must publish and register them with the Ministry.

     Revenues of Telcel, Telgua and Conecel include usage charges, monthly charges, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

     TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone's software. TracFone does not own any cellular facilities but purchases airtime from carriers throughout the United States. Revenues derived from the sale of cellular telephones are incidental to TracFone's main business of reselling cellular airtime. TracFone services are provided within the continental United States.

     Comm South Companies, Inc., TracFone's subsidiary, resells local telephone service to customers on a prepaid basis. Revenue is derived from the resale of local dial tone and ancillary services such as call-waiting. Comm South does not own any telephone service facilities, but purchases local telephone service from carriers in its markets of operation. Comm South services are provided in the southeast of the United States.


2. Significant Accounting Policies

     The most important accounting policies observed by the Company in the preparation of its consolidated financial statements are described below:

a) Consolidation

     The consolidated financial statements include the accounts of America Movil and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

     All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

     The minority interest relates to the Company's foreign subsidiaries.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



b) Basis of translation of financial statements of foreign subsidiaries

     The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Argentina, Brazil, Puerto Rico and the United States, which in the aggregate account for approximately 10% and 23% of the Company's total operating revenues and approximately 5% and 31% of the Company's total assets in 1999 and 2000, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 (Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations), issued by the Mexican Institute of Public Accountants (MIPA), as follows:

     The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

     All balance sheet amounts, except for capital stock and retained earnings, were translated at the prevailing exchange rate at year-end; capital stock and retained earnings were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material.

     At December 31, 1999 and 2000, translation effects aggregated Ps. 69,420 and Ps. 519,836, respectively, and are included in stockholders' equity. No translation effects were required for prior years because these subsidiaries and affiliates were acquired during 1999.

     Under Mexican GAAP, the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period, are translated following the guidelines of Bulletin B-15. This bulletin requires that the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period be translated into constants Mexican pesos by restating the balances to constant units in the local currency, using the inflation rate of the country in which the subsidiary or affiliate is located, before being translated into Mexican pesos at the rate of exchange at the end of the reporting period.

     In the Company's financial statements for each of the two years in the period ended December 31, 2000, such restatements were made based on the inflation in Mexico.

     The application of Bulletin B-15 in the Company's 2001 financial statements will have the effect of decreasing revenues of periods prior to the current period and increasing (decreasing) net income and stockholders' equity of periods prior to the most recent period whenever its foreign operations incur net losses or report net income, respectively.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



c) Revenue recognition

     Revenues are recognized at the time services are provided.

     All services provided by Telcel, Telgua and Conecel are billed monthly based on the rates approved by the regulatory authorities in the respective countries.

     Revenue from the sale of prepaid plans (calling cards) are deferred and recognized as a customer uses the airtime or when the card expires. Revenues from postpaid plans are billed in the month prior to service and recognized as revenues in the month the service is provided. Telcel, Conecel and Telgua recognize revenues from minutes over the maximum allotted at the time the service is provided.

     Telcel generally does not charge activation fees to its customers; however, in certain regions of Mexico, depending upon market and competition strategies, certain activation fees are charged. Telcel recognizes these fees, as well as the cost incurred to obtain a customer, in the statement of income when the fees are billed. Telgua's revenues from telephone line installation fees are deferred based on the estimated useful life of subscribers.

     TracFone's sales of airtime are deferred and recognized as revenues when a customer uses the airtime.

     Sales of handsets and accessories are recorded as revenue upon shipment, provided that no Company obligation remains and that collection of the resulting receivable is deemed probable by management.

     Comm South bills for local service in the month prior to service and recognizes revenues in the month the service is provided.

d) Recognition of the effects of inflation

     The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10 (Accounting Recognition of the Effects of Inflation on Financial Information), as amended, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of December 31, 2000. The December 31, 2000 restatement factors applied to the financial statements at December 31, 1998 and 1999 were 22.38% and 8.96%, respectively, (which represent the annual rates of inflation for 1998 and 1999 up to December 2000) based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank). Accordingly, the financial statements have been restated as follows:

     The consolidated balance sheets and the consolidated statements of changes in stockholders' equity and changes in financial position have been restated in constant pesos as of December 31, 2000 using the NCPI.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



     Consolidated income statements for the current and prior years have been restated in constant pesos as of December 31, 2000, using the NCPI for the month in which the transactions (income and expenses) occurred.

     The NCPI (with a base of 100 for the year 1994) at the respective balance sheet dates was as follows:

            December 31, 1997...........................   231.886
            December 31, 1998...........................   275.038
            December 31, 1999...........................   308.919
            December 31, 2000...........................   336.596

     The important inflation accounting concepts are described below:

-  Plant, property and equipment

     Plant, property and equipment and construction in progress were restated as described in Note 6.

-  Inventories

     Inventories are presented at estimated replacement cost, not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

-  Restatement of stockholders' equity

     Capital stock, retained earnings and deficit from restatement of stockholders' equity were restated based on the NCPI.

-  (Deficit) excess from the restatement of stockholders' equity

     The (deficit) excess from the restatement of stockholders' equity consists of (i) the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied (Ps. 14,537 at December 31, 2000); and (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-cost method through 1996 and the alternate method of specific-indexation (see Note 6) effective January 1997, compared to restatement based on the NCPI.

-  Monetary loss

     This represents the impact of inflation on monetary assets and liabilities. The net monetary position loss of each year is included in the statements of income as a part of the comprehensive financing (income).

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



-  Statement of changes in financial position

         Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

e)  Cash, short-term investments and restricted investments

         Cash and short-term investments, represented principally by bank deposits and highly liquid investments with maturities of three months or less, are stated at cost plus accrued interest. The stated value is not in excess of market value.

         In order to comply with agreements entered with certain United States national airtime carriers, TracFone has placed funds on deposit with commercial banks in the form of certificates of deposits with maturities between six months and one year. Because the amounts involved are not material (Ps. 31,302 and Ps. 28,885 at December 31, 1999 and 2000, respectively), these amounts have been included under cash and short-term investments on the consolidated balance sheets.

f)  Marketable securities

         Marketable securities are held for trading purposes and include foreign government bonds and equity securities.

g)  Allowance for doubtful accounts

         The Company provides an allowance for doubtful accounts for accounts receivable that are more than 90 days past due.

h)  Telephone plant, property and equipment

         Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

         Average annual depreciation rates are as follows:

           Telephone plant                                     10% to 33%
           System performance monitoring equipment
             included in telephone plant                           33%
           Buildings                                               3%
           Other assets                                        10% to 25%

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         The cost of installed telephone equipment used to provide cellular telephone service in rural areas and fixed cellular telephone service in urban areas is depreciated over a three-year period, based on the estimated useful lives of the telephone equipment.

i)  Leasehold improvements

         These investments are restated based on the NCPI and consist of costs incurred in remodeling the building where the Company's offices are located. Amortization is computed over the term of the lease.

j)  Licenses

         The licenses to operate wireless telecommunications networks in Mexico are restated using the NCPI. Amortization is computed using the straight-line method over the initial term of the license. The wireless mobile (PCS) licenses to operate in Guatemala and Ecuador are being amortized at 6% annually.

k)  Equity investments in affiliates

         The investment in shares of affiliates in which the Company holds an equity interest of 10% or more is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are determined (see Note 8).

l)  Goodwill

         As previously described, during 1999 and 2000, the Company has expanded its business through acquisitions of wireless telecommunications companies which operate in established markets, where the estimated useful lives of the acquired assets are approximately 10 years; based on this, the Company decided to change the amortization period of goodwill to ten years. Had the Company continued with its previous policy, amortization expense would have increased by Ps. 581,698; and net income would have decreased by the same amount (reduction of Ps. 0.041 of net income per share).

         In addition, the ten-year amortization period is consistent with amortization practices in the wireless telecommunications industry.

         Through December 31, 1999, the Company amortized goodwill derived from the acquisition of subsidiaries and affiliates over a period of five years.

m)  Exchange rate differences

         Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



n)  Labor obligations

         The cost of seniority premiums is recognized during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, Labor Obligations, (see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

o)  Advertising

         All advertising costs are expensed as incurred. Advertising expense amounted to approximately Ps. 345,841, Ps. 580,706 and Ps. 1,436,842 for the years ended December 31, 1998, 1999 and 2000, respectively.

p)  Income tax and employee profit sharing

         Requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, went into effect on January 1, 2000. The new Bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time.

         Consequently, the income tax provision for 2000 includes both current year and deferred income tax. In 1999, deferred taxes were recognized only on certain temporary differences (see Note 16).

         The new Bulletin D-4 does not significantly change how deferred employee profit sharing in accounted for.

q)  Earnings per share

         The Company determined earnings per share by dividing current year net income by the average weighted number of shares outstanding during the year as specified in Mexican accounting Bulletin B-14, Earnings per share, issued by the MIPA. For the periods prior to the incorporation of the Company, earnings per share are determined based on the number of shares issued and outstanding (14,485 million) at September 25, 2000, the date America Movil was established.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



r)  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

s)  Concentration of risk

         The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any losses in its cash and short-term investments. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse.

         The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

         Approximately 92%, 92% and 96% of the Company's aggregate expenditures in its cellular network for the years ended December 31, 1998, 1999 and 2000, respectively, represented purchases from one supplier; approximately 79% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 75% of telephone plant purchases were made from one supplier.

         If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results of operations could be adversely affected.

t)  Convenience translation

         United States dollar amounts as of December 31, 2000 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2000, as a matter of mathematical computation only, at an exchange rate of Ps. 9.5997 to US$ 1.00, the December 31, 2000 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

u)  Reclassifications

         Some amounts shown in the 1998 and 1999 financial statements have been reclassified for uniformity of presentation with 2000.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



3.  Marketable Securities

         The following is a summary of marketable securities, all of which were classified as trading securities, as of December 31, 1999 and 2000:


                                                    1999                               2000
                                      ---------------------------------------------------------------------
                                            Cost          Fair Value          Cost           Fair Value
                                      ---------------------------------------------------------------------
Ecuador government bonds              Ps.   2,249,596  Ps.   2,285,777  Ps.    1,404,609  Ps.    1,480,143
Equity securities                           2,425,066        2,156,533           140,747           138,497
                                      ---------------------------------------------------------------------
                                      Ps.   4,674,662  Ps.   4,442,310  Ps.    1,545,356  Ps.    1,618,640
                                      =====================================================================

         The Company has recognized net unrealized gains in its income statement for the year ended December 31, 2000 in the amount of Ps. 73,284 (Ps. 49,126 for 1999). Net realized gains on trading securities for 2000 totaled Ps. 49,710 (Ps. 242,004 for 1999). The Company did not trade securities in 1998.

         The December 31, 1999 investments in equity securities and bonds were realized in 2000, producing a gain of Ps. 184,849.


4.  Accounts Receivable

         Accounts receivable consist of the following:

                                                                       1999                  2000
                                                                -----------------------------------
Subscribers and interconnection receivables from
  cellular operators                                            Ps.   1,161,209  Ps.    1,726,151
Retailers                                                               172,180           460,764
ARBROS Communications, Inc.                                                               479,985
Williams International, Ltd.                                                              676,802
Creditable taxes                                                        265,909         1,374,730
Other receivables                                                       336,018           512,445
                                                                -----------------------------------
                                                                      1,935,316         5,230,877
Less: Allowance for doubtful accounts                                  (153,023)         (330,062)
                                                                -----------------------------------
Net                                                             Ps.   1,782,293  Ps.    4,900,815
                                                                ===================================

         Activity in the allowance for doubtful accounts for the years ended December 31, 1998, 1999 and 2000 was as follows:

                                                         1998               1999               2000
                                                  ----------------------------------------------------------
Opening balance as of December 31                 Ps.       (216,767) Ps.       (135,535) Ps.      (153,023)
Additions charged to costs and expenses                     (137,386)           (210,823)          (304,250)
Deductions to reserve for write-offs                         218,618             193,335            127,211
                                                  ----------------------------------------------------------
Ending balance                                    Ps.       (135,535) Ps.       (153,023) Ps.      (330,062)
                                                  ==========================================================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



5.  Inventories

         Inventories consist of the following:

                                                   1999              2000
                                            ------------------------------------
Cellular telephones and accessories         Ps.   2,216,475   Ps.   3,601,062
Less:
  Reserve for obsolete inventory                    (16,376)          (11,958)
                                            ------------------------------------
Net                                         Ps.   2,200,099   Ps.   3,589,104
                                            ====================================


6.  Telephone Plant, Property and Equipment

a)  Telephone plant, property and equipment consist of the following:

                                                        1999           2000
                                                --------------------------------
Telephone plant and equipment                   Ps.  11,225,829  Ps.  25,510,189
Land and buildings                                      106,039          921,776
Other assets                                          1,548,227        2,501,651
                                                --------------------------------
                                                     12,880,095       28,933,616
Less:
  Accumulated depreciation                           (3,841,423)      (6,977,879)
                                                --------------------------------
Net                                                   9,038,672       21,955,737
Construction in progress and advances to
  equipment suppliers                                 3,290,476        7,544,412
Inventories for use in construction of the
  telephone plant                                       403,709        3,647,392
                                                --------------------------------
Total                                           Ps.  12,732,857  Ps.  33,147,541
                                                ================================

         Included in plant, property and equipment are the following assets held under capital leases:

                                                     1999              2000
                                              ----------------------------------
Assets under capital leases                   Ps.    124,021   Ps.     42,517
Less:
  Accumulated depreciation                           (27,586)         (13,314)
                                              ----------------------------------
                                              Ps.     96,435   Ps.     29,203
                                              ==================================

b) Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was Ps. 703,086, Ps. 1,158,948 and Ps. 2,179,957, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment in the financial statements, plant, property and equipment was restated as follows at December 31, 1999 and 2000:

         The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

         The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

         At December 31, 2000, approximately 90% of the value of the telephone plant, property and equipment (85% in 1999) has been restated using specific indexation factors.

         Telephone plant, property and equipment at December 31, 1999 and 2000, restated on the basis of the NCPI (starting with the appraisal values at December 31, 1996), in accordance with disclosure requirements of the NBSC with respect to the restatement of fixed assets based on specific indexation factors, is as follows:

                                                      1999              2000
                                               ---------------------------------
Telephone plant and equipment                  Ps.  11,706,489  Ps.  25,881,522
Land and buildings                                     106,039          922,854
Other assets                                         1,656,985        2,501,651
                                               ---------------------------------
                                                    13,469,513       29,306,027
Less:
  Accumulated depreciation                          (4,094,853)      (7,270,139)
                                               ---------------------------------
Net                                                  9,374,660       22,035,888
Construction in progress and advances
  to equipment suppliers                             3,319,530        7,551,429
Inventories for use in construction of the
  telephone plant                                      403,709        3,647,392
                                               ---------------------------------
Total                                          Ps.  13,097,899  Ps.  33,234,709
                                               =================================


7.  Licenses

         As of December 31, 1999 and 2000 licenses are as follows:

                                                1999                2000
                                      ----------------------------------------
Investment                            Ps.    2,626,338      Ps.    3,201,797
Less:
  Accumulated amortization                    (553,879)             (788,246)
                                      ----------------------------------------
Net                                   Ps.    2,072,459      Ps.    2,413,551
                                      ========================================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         Amortization expense for the years ended December 31, 1998, 1999 and 2000 was Ps. 85,454, Ps. 156,862 and Ps. 234,367, respectively, and are excluded from cost of sales.


8.  Investments

         An analysis at December 31, 1999 and 2000 is as follows:

                                               1999              2000
                                           --------------------------------
Investments in:
  Affiliates                               Ps. 3,154,651     Ps. 11,949,961
  Other investments                              101,550            894,653
                                           --------------------------------
         Total                             Ps. 3,256,201     Ps. 12,844,614
                                           ================================

-  Investments in affiliates

         An analysis of the equity investments in affiliated companies at December 31, 1999 and 2000, and a brief description of major acquisitions is as follows:

                                                    1999              2000
                                               --------------------------------
Telecom Americas, Ltd.                                           Ps.  4,780,758
CompUSA, Inc.                                                         3,944,350
SBC International Puerto Rico, Inc.            Ps. 2,448,223          2,397,525
Empresas Cablevision, S.A. de C.V.                   706,428            734,336
First Mark Comunicaciones Espana, S.A.                                   92,992
                                               --------------------------------
    Total                                      Ps. 3,154,651     Ps. 11,949,961
                                               ================================

         Financial statements highlights of the affiliated companies as of December 31, 2000 are as follows:

                                  Telecom Americas,                     SBC International
                                         Ltd.          CompUSA, Inc.    Puerto Rico, Inc.
                                  ----------------------------------------------------------
Balance sheet:
 Current assets                   Ps.   10,783,900   Ps.    8,521,932  Ps.      801,268
 Noncurrent assets                      23,784,831         11,092,885         9,510,797
 Current liabilities                     2,345,514          6,941,370         4,101,625
 Noncurrent liabilities                  6,861,021          4,600,618         2,016,023
 Minority interest                         217,654
Statement of operations:
 Revenues                                  243,410         39,081,099         2,186,754
 Gross profit (loss)                      (147,375)         7,692,412           (90,170)
 Net loss                                 (702,420)          (456,821)         (356,398)

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Telecom Americas

         The Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Americas, Ltd., a new Company that will serve the three parties as the major vehicle for expansion in Latin America. The agreement was signed by Telmex on September 25, 2000 and assigned to America Movil on November 7, 2000. The transaction was finalized on November 16, 2000. Under this agreement, America Movil contributed to Telecom Americas at the end of the year approximately US$ 164,950 in cash and US$ 1,007,500 in notes.

         In addition, the Company contributed its equity interest in ATL-Algar Telecom Leste, S.A. and agreed to contribute its interest in Techtel-LMDS Comunicaciones Interactivas, S.A. subject to obtaining certain authorizations of a regulatory nature. If no agreement is reached, the Company must make a cash contribution to maintain its 44.277% equity interest in Telecom Americas. The goodwill of Ps. 225,380 will be amortized over a period of ten years.

         The equity investment in Telecom Americas amounts to Ps. 16,180,882. Such amount is shown in the financial statements at December 31, 2000 net of a note payable to Telecom Americas of Ps. 11,400,124, (US$ 1,187,550). At the date of issuance of these financial statements, the Company has paid approximately US$ 866,602 of this note.

         BCI contributed notes for approximately US$ 964 million to Telecom Americas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbras Communications Corp., S.A. a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicacion Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Genesis Telecom, C.A. a broadband cellular operator in Venezuela.

         SBCI contributed a portion of its equity interest in ATL to Telecom Americas and agreed to contribute the balance once restrictive regulations in Brazil expire or are amended.

         America Movil and BCI each have a 44.277% equity interest in the capital stock of Telecom Americas and SBCI has an equity interest of 11.446%. Telecom Americas is subject to provisions regulating the rights of each stockholder with respect to management. In general, these provisions require a consensus by the three stockholders on important decisions affecting Telecom Americas.

ATL

         Through Telecom Americas, America Movil holds a 22.1% equity interest in ATL-Algar Telecom Leste, S.A., a cellular B band licensee operating in the states of Rio de Janeiro and Espiritu Santo in Brazil. The equity interest of America Movil in ATL was acquired in January 2000 for approximately US$ 248.2 million.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



CompUSA

         The equity interest in CompUSA was acquired in March 2000 for approximately US$ 458.9 million as a result of an offer made by Telmex and Grupo Sanborns, S.A. de C.V. (Sanborns) to acquire 100% of the common stock of CompUSA. America Movil holds a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas. Sanborns is a subsidiary of Grupo Carso, an affiliate of America Movil. Goodwill of Ps. 221,217 will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 is Ps. 205,242.

SBC International Puerto Rico

         In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico), for a total consideration of approximately US$ 244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the U.S. Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

Empresas Cablevision

         In 1995, the Company acquired 49% of the capital stock of Empresas Cablevision, S.A. de C.V. and subsidiaries (Cablevision). Cablevision provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

Network Access

         In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation (Network Access) a provider of broadband network access services. In March 2000, the Company made additional capital contributions to Network Access and as a result, increased its equity interest to 5.9%. The investment in Network Access is included in the caption other investments. Total equity investments in Network Access were approximately US$
79.0 million.

     -Goodwill

         An analysis of goodwill at December 31, 1999 and 2000 is as follows:

                                        1999                  2000
                                  --------------------------------------
Goodwill:
      Subsidiaries                Ps. 2,048,529           Ps. 7,462,681
      Affiliates                         56,524                 446,597
                                  --------------------------------------
                                      2,105,053               7,909,278
Accumulated amortization               (197,844)               (811,801)
                                  --------------------------------------
                                  Ps. 1,907,209           Ps. 7,097,477
                                  ======================================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         Amortization expense for the years ended December 31, 1999 and 2000 was Ps. 197,844 and Ps. 581,698, respectively.

-  Investments in subsidiaries

         Following is a summary of the most important equity investments in subsidiaries during 1999 and 2000:

TracFone

         In February 1999, the Company acquired a 55.5% equity interest in TracFone, which is engaged in the resale of prepaid cellular telephone service in the United States. In the period June through September 1999, the Company made additional capital contributions to TracFone and, as a result, increased its equity interest to 88.3%.

         From June through October 2000, America Movil made additional capital contributions to TracFone. As a result of these transactions, as of April 6, 2001, America Movil owns 97.45% of outstanding common stock.

         The goodwill of Ps. 1,277,276 generated on these acquisitions will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 1,078,114.

         Total equity investments in TracFone made in 1999 and 2000 amounted to approximately US$ 352.6 million.

Comm South

         In 1999 and 2000, through TracFone, the Company acquired in a step acquisition a 100% equity interest in Comm South for a total consideration of approximately US$ 79.0 million. Comm South is engaged in the resale of prepaid local telephone service in the United States. The goodwill of Ps. 713,157 generated on this acquisition will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 635,898.

Global Central America

         In May 1999, the Company established a subsidiary called Global Central America, S.A. de C.V., to which it contributed US$ 65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of US$ 12.4 million and US$ 15.7 million, respectively.

         Through GCA, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. The goodwill from these acquisitions amounted Ps. 163,949 and is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 137,990.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Conecel

         America Movil is the majority stockholder in Conecel, a supplier of cellular telecommunications services in Ecuador. The Company holds directly a 60% equity interest in Conecel and local investors hold the rest. The equity interest in Conecel was acquired in March 2000 for approximately US$ 217 million. In the years ended December 31, 1999 and 2000, Conecel had revenues of Ps. 677 million and Ps. 332 million, respectively. The goodwill of Ps. 2,523,651 generated on this acquisition will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 2,334,283.

Telgua

         In March 2000, the Company acquired an 85.6% equity interest in America Central Tel, S.A. (America Central, formerly Luca, S.A.), which holds a 95% equity interest in Telgua, a wireless and fixed line telecommunications operator in Guatemala for approximately US$ 171.5 million. In connection with the acquisition of the shares of Telgua, America Central agreed to pay US$ 350 million in October 2001 to a trustee on behalf of the Guatemalan Government. Such amount bears interest at the LIBOR rate plus 3.00%. The shares of Telgua are pledged to the trustee to secure the obligations of America Central. The goodwill of Ps. 617,822 generated on these acquisitions will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 572,380.

Techtel

         In July 2000, America Movil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), a partnership with Techint, one of the largest industrial groups in Argentina, for approximately US$ 148.5 million. Telcel Argentina controls Techtel a company that provides video and data transfer, as well as added value telecommunications services. The goodwill of Ps. 936,195 generated on this acquisition will be amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 was Ps. 897,187.

Telstar

         Telstar, S.A. provides data transmission services in Montevideo, Uruguay. America Movil holds a 60% equity interest in Telstar through the same company that owns Techtel. America Movil's equity interest in Telstar was acquired in November 2000 for US$ 5 million. Subject to meeting the necessary regulatory requirements, the Company will contribute its equity interest in Telstar to Telecom Americas.

         Other minor acquisitions made by the Company amounted to Ps. 499,633 at December 31, 2000.

         The results of operations of the acquisitions made in 1999 and 2000 have been included in the Company's financial statements from the month following the date of acquisition through the end of the period presented.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         All of acquisitions were recorded pursuant to the purchase method of accounting.

         The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

         The following pro forma unaudited consolidated financial data for the years ended December 31, 1999 and 2000 is based upon the historical financial statements of the Company adjusted to give effect to (i) the acquisitions as described above during 1999 and 2000; and (ii) certain purchase accounting adjustments related to the amortization of goodwill, a reduction in interest income for the loss of interest on the amounts expended for the above acquisitions and adjustments for depreciation of amounts allocated to adjust to fair value of the net assets of the acquired entities.

         The pro forma adjustments assume that the acquisitions were made at the beginning of each year and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data does not purport to represent what the Company's operations would have actually been had such transactions in fact occurred or to predict the Company's results of operations.

                                                           Unaudited Pro Forma Consolidated
                                                                     America Movil
                                                           For the years ended December 31,
                                            ----------------------------------------------------------------
                                                   1998                  1999                   2000
                                            -------------------- ---------------------- ---------------------
Operating revenues                          Ps.      10,706,743  Ps.      19,920,839    Ps.   29,935,807
Net income                                            3,194,242            3,414,470             878,414
Earnings per share (in Mexican Pesos)                     0.220                0.236               0.062


9.  Employee Benefits Obligations

         In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums. It adopted the policy of making contributions to the fund as they were deemed necessary. During 1998 contributions to the fund totaled Ps. 286. No contributions were made to the fund in 1999 and 2000.

         The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

         In 1998, 1999 and 2000, seniority premium expense totaled Ps. 352, Ps. 643 and Ps. 902, respectively.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         An analysis of the net period cost for 1998, 1999 and 2000 is as follows:

                                                                1998            1999             2000
                                                          --------------------------------------------------
Service cost                                              Ps.       403    Ps.       657   Ps.       834
Interest cost on projected benefit obligations                       87              126             144
Expected return on plan assets                                     (133)            (153)           (160)
Amortization of past service costs                                   (7)              (6)            (16)
Recognized net actuarial loss                                        (8)
                                                          --------------------------------------------------
Net period cost                                           Ps.       342    Ps.       624   Ps.       802
                                                          ==================================================

         The change in the pension plan benefit obligation is as follows:

                                                                       1999                 2000
                                                                -----------------------------------------
Benefit obligation at the beginning of the year                 Ps.          1,872  Ps.          2,323
Service cost                                                                   657                 834
Interest cost                                                                  126                 144
Actuarial gain (loss)                                                         (293)               (251)
Benefits paid                                                                  (39)                (13)
                                                                -----------------------------------------
Benefit obligation at the end of the year                       Ps.          2,323  Ps.          3,037
                                                                =========================================

         An analysis of the seniority premium reserve at December 31, 1999 and 2000 is as follows:

                                              1999                 2000
                                      -------------------------------------
Projected benefit obligation          Ps.      2,323       Ps.       3,037
Plan assets                                   (2,085)               (2,233)
Transition asset                                  69                    62
Actuarial gain                                   482                   780
                                      -------------------------------------
Net projected liability                          789                 1,646
Additional liability                               0                     0
                                      -------------------------------------
Reserve for seniority premiums        Ps.        789       Ps.       1,646
                                      =====================================
Accumulated benefit obligation        Ps.      2,323       Ps.       3,037
                                      =====================================

         The change in employee benefit plan assets and plan funded status is as follows:

                                                          1999           2000
                                                      --------------------------
Fair value of plan assets at beginning of year        Ps.   1,892     Ps.  2,085
Real investment return                                        193            148
                                                      --------------------------
Fair value of plan assets at end of year              Ps.   2,085     Ps.  2,233
                                                      ==========================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



                                                  1999            2000
                                              ----------------------------
Funded status                                 Ps.      (238) Ps.     (804)
Unrecognized net actuarial loss                        (482)         (780)
Unrecognized net transition asset                       (69)          (62)

                                              ----------------------------
Accrued benefit cost                          Ps.      (789) Ps.   (1,646)
                                              ============================

         The current net liability was included in the balance sheet in the caption other accounts payable and accrued liabilities.

         The net of inflation rates used to determine the actuarial present values of the benefit obligations at December 31, 1998, 1999 and 2000 are presented below for each of the economic assumptions.

                                         1998           1999          2000
                                     ------------------------------------------
Discount rate                              6.9%          6.9%          7.8%
Expected return on plan assets             6.9           6.9           6.8
Rate of compensation increase              0.9           0.9           1.9


10.  Accounts Payable and Accrued Liabilities

         Accounts payable and accrued liabilities consist of the following:

                                            1999                 2000
                                     -------------------------------------
Suppliers                            Ps.     4,237,421   Ps.     8,771,388
Accrued expenses                               250,190              31,111
Guarantee deposits                             317,592             333,472
Vendors                                        344,887             477,047
Interest payable                                                   670,117
Others                                         114,036             242,966
                                     -------------------------------------
         Total                       Ps.     5,264,126   Ps.    10,526,101
                                     =====================================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



11.  Analysis of Short-term debt and Long-term debt

         The Company's long-term debt consists of the following:

                                                                                     Balance at
                                                             Maturities             December 31,
                                  Average interest rates     from 2000    ---------------------------------
                                    1999         2000*        through          1999             2000
                                 --------------------------------------------------------------------------
Banks, guaranteed by an
  affiliated company             Libor +1.5      8.25           2005      Ps.    277,056     Ps. 2,530,695
Marconi                                          8.01           2001                               442,949
Citibank                            7.79         8.06           2001              13,488             8,544
Other banks                         16.0         8.57           2003             100,271             2,596
Government of Guatemala (1)                    Libor +3         2001                             3,361,789
Credit extended by suppliers                     8.03           2001                             1,510,862
Financial leases                    16.5        20.48           2004              98,602            65,128
                                                                          ---------------------------------
Total                                                                            489,417         7,922,563
Less: short- term debt and
  current portion of long- term
  debt                                                                           401,126         6,739,064
                                                                          ---------------------------------
Long-term debt                                                            Ps.     88,291     Ps. 1,183,499
                                                                          =================================

         * Subject to variances in international and local rates.

(1)      Secured by a pledge of Telgua's shares.

         The Company's weighted average cost of borrowed funds at December 31, 2000 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 8.61% (10.72% at December 31, 1999).

         The Company's weighted average interest rate of the various short-term borrowings at December 31, 1999 and 2000 was approximately 10.04% and 8.60%, respectively.

         An analysis of the foreign-currency denominated debt at December 31, 2000 is as follows:

                                             Exchange rate at      Pesos with
                           Foreign          December 31, 2000   purchasing power
                           Currency        (pesos per unit of    as of December
                         (thousands)        foreign currency)       31, 2000
                       ---------------------------------------------------------
U.S. dollar                   821,891       Ps.    9.5997         Ps. 7,889,912
Guatemalan quetzal             26,224              1.2451                32,651
                                                                  --------------
Total                                                             Ps. 7,922,563
                                                                  ==============

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



        Long-term debt maturities at December 31, 2000 are as follows:

                       Year ended December 31,           Amount
                  ------------------------------------------------

                                 2002                Ps.   440,647
                                 2003                       50,078
                                 2004                       44,313
                                 2005                      648,461
                                                     -------------
                                Total                Ps. 1,183,499
                                                     =============

12.  Foreign-Currency Position and Transactions

a) At December 31, 1999 and 2000, America Movil had the following foreign-currency denominated assets and liabilities:


                                       Thousands of foreign currency
                                     1999                   2000
                                -------------------------------------
Assets
  U.S. dollar                        1,854,053              5,051,478
  Guatemalan quetzal                   377,514              2,128,818

Liabilities
  U.S. dollar                         (381,975)            (1,004,036)
  Guatemalan quetzal                  (632,075)            (1,857,575)

         The exchange rates used to translate the above-mentioned amounts into Mexican pesos were Ps. 9.5222 and Ps. 9.5997 per U.S. dollar at December 31, 1999 and 2000, respectively, and Ps. 1.2492 and Ps. 1.2451 per quetzal at December 31, 1999 and 2000, respectively. At April 6, 2001, the exchange rates of the Mexican peso relative to the U.S. dollar and the Guatemalan quetzal were Ps. 9.4278 per U.S. dollar and Ps. 1.2274 per quetzal.

b) In the years ended December 31, 1998, 1999 and 2000, the Mexican subsidiaries of the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.




                                           Thousands of U.S. dollars
                                 ---------------------------------------------
                                     1998             1999            2000
                                 ---------------------------------------------
Net settlement revenues          $    11,287      $     6,150      $     1,160
Interest income                      115,705          247,462           52,046
Interest expense                       1,635              500              773
Operating costs and expenses         168,251          454,307          801,096

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



13.  Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2000, the Company had the following commitments under non-cancelable leases:

                   Year ended December 31,                       Amount
               --------------------------------------------------------------

               2001                                          Ps.       40,243
               2002                                                    29,473
               2003                                                     1,550
               2004                                                     1,475
                                                             ----------------
               Total                                         Ps.       72,741
               Less interest                                            7,613
                                                             ----------------
               Present value of net minimum lease payments             65,128
               Less current installments                               40,065
                                                            -----------------
               Long-term obligations at December 31, 2000    Ps.       25,063
                                                            =================

b) As of December 31, 2000, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years. Rent charged to expenses was Ps. 58,584 in 1998, Ps. 110,177 in 1999 and Ps. 166,797 in 2000. Following is an
analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

                      Year ended December 31,             Amount
                  ---------------------------------------------------

                  2001                            Ps.          61,685
                  2002                                         61,685
                  2003                                         61,685
                  2004                                         61,685
                  2005                                         61,685
                                                  -------------------
                                                  Ps.         308,425
                                                  ===================


c) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to America Movil pursuant to the spin-off for a period of three years beginning on September 25, 2000, the spin-off date. Such liability does not however extend to any other obligation to creditors that have given their express consent, relieving Telmex from its obligations and approving the spin-off. In addition, Telmex has the following specific obligations:

 . Creditors of Telgua under a line of credit with an outstanding balance of US$
  48 million at December 31, 2000, may, in the event of default by Telgua, take the shares of certain subsidiaries and sell such shares to Telmex at a price equal to the total unpaid principal amount of the line of credit. America Movil has agreed that should this option be exercised, it will acquire the shares from Telmex.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



 .    Telmex intends to obtain the consent of the creditors to transfer its obligations to America Movil; however, this requires unanimous consent and there is no assurance that it will be obtained.

 .    Telmex has guaranteed the indebtedness of ATL under certain lines of credit up to US$ 100 million. America Movil has agreed to indemnify Telmex for any amounts paid by Telmex pursuant to the above obligations.

 .    Telmex has provided a guarantee relating to certain performance obligations of FistMark, limited to 5,358.8 million Spanish pesetas.

 .    Telmex has agreed with Techint, the other major stockholder of Techtel, that each of the two companies shall contribute an equity interest of US$ 25 million in March 2002. America Movil will make the contribution.

d) In December 1995, a competitor that provides cellular telephone services reported Telmex and Telcel to the Cofeco for alleged monopolistic practices.

         The Company's external lawyers believe that the probabilities are great that the complaint will be declared unfounded. Although the accusation makes reference to different amounts of damages, there is no mention of the total amount of the claim. Also, the Commission is only empowered to impose fines, the total amount of which cannot be determined at the present time. Accordingly, the financial statements do not include any provision for this contingency.

e) In January 2000, COC Services Limited, through its representatives, filed a lawsuit against CompUSA and other co-defendants, including the Company and the former chief executive officer of CompUSA, Mr. James Halpin, for an alleged breach of contract, tortuous interference and conspiracy. A jury trial began on January 16, 2001 and concluded on February 8, 2001. The jury verdict required CompUSA to pay actual damages of US$ 90 million in cash and exemplary damages of US$ 94.5 million. The verdict also required Mr. Halpin to pay US$ 175.5 million and the other co-defendants (including the Company) US$ 94.5 million in exemplary damages. No other matter pertaining to compensation by Mr. Halpin has been determined. On March 15, 2001, CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. The court has not yet ruled on this motion. If the motion is denied by the judge in the case, CompUSA intends to vigorously appeal the verdict and any resulting judgment. The management of CompUSA and its legal advisers are of the opinion that the verdict handed down by the jury was wrong as a matter of law, accordingly, they believe they have the necessary elements for a successful appeal, if this proves necessary. Consequently, no reserve in this connection has been established at December 31, 2000.

f) In June 2000, the executive branch of the Guatemalan government issued declarations concerning the privatization of Telgua. The declarations state that certain actions taken are contrary to the interest of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other related parties involved in the privatization, alleging improprieties in connection with the privatization and seeking reversal of the process. Telgua was formally notified of such proceedings on October 6, 2000.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)


         The Company's management is protesting and expects to prevail. However, if the Guatemalan government ultimately prevails and pursues the most aggressive remedies, the Company could be required to transfer its interest in Telgua to Guatel or another agency of the Guatemalan government.

g) Telecom Americas has entered into agreements to invest as much as US$ 218 million as a contribution for future capital increases, primarily in Comcel.

h) TracFone was a defendant in a lawsuit alleging among other items patent and trademark infringement. Pursuant to a settlement agreement dated July 14, 2000 between TracFone and the plaintiff, TracFone agreed to pay the plaintiff a total of US$750 thousand in exchange for the license rights without limitation, to use the patented software technology in the functions currently existing and being utilized by TracFone. The settlement also released the plaintiff from all and any other claims brought against it by the TracFone and released TracFone from all and any other claims brought against it by the plaintiff.

14.  Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 1999 and 2000. All of the companies are considered as America Movil's affiliates, as the Company's principal owners are also directly or indirectly, shareholders of these related parties.

                                                          1999            2000
                                                   ----------------------------
Trade receivables:
   Sanborns Hermanos, S.A. de C.V.                 Ps.   56,204    Ps.   43,753
   Telefonos del Noroeste, S.A. de C.V.                  22,149          23,356
   Telmex                                               244,399         268,619
                                                   ----------------------------
                                                        322,752         335,728
Other receivables:
   Telecomunicaciones de Guatemala, S.A. de C.V.        152,027
   Telecosmos de Honduras, S.A. (2)                      14,886
   Telecosmos de El Salvador, S.A. (2)                   11,272
   Seguros Inbursa, S.A. de C.V.                         27,616           9,873
   Others                                                17,563           9,309
                                                   ----------------------------
                                                        223,364          19,182
                                                   ----------------------------
                                                   Ps.  546,116    Ps.  354,910
                                                   ============================

Accounts payable:
   Telmex (1)                                      Ps.   37,880
   Others                                                17,156    Ps.   19,453
                                                   ----------------------------
                                                         55,036          19,453
Current portion of long-term debt:
   Telmex                                               404,551
                                                   ----------------------------
                                                   Ps.  459,587    Ps.   19,453
                                                   ============================
Long-term debt:
   Telmex                                          Ps.2,379,393
                                                   ============================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



(1) Borrowings through drawings on Telmex's lines of credit with the following financial institutions: Societe Generale, Bank of America, Export Development Credit and Ericsson Telecom.

(2)  Working capital borrowings.

         The debt due to Telmex consists of the following:

                                                                                      Balance at
                                            Average interest   Maturities from    December 31, 1999
                                                rate 1999        1999 through
                                          -----------------------------------------------------------
Current portion of long-term debt                 7.84%              2000         Ps.       404,551
Long-term debt                                    7.84%              2006                 2,379,393
                                                                                  -------------------
Debt denominated in foreign currency                                              Ps.     2,783,944
                                                                                  ===================

b) As a result of the spin-off from Telmex, America Movil received accounts due from Telcel of Ps. 6,911,987 (including a long-term liability of Ps. 2,783,944 at December 31, 1999, see preceding table), which were subsequently capitalized in Sercotel, which is the direct holder of all the Company's investments.

c) The Company has included in cash and short-term investments in 1999 and 2000, Ps. 19,240,841 and Ps. 10,848,201, respectively, of commercial paper issued by affiliated parties.

         Interest earned for the years ended December 31, 1998, 1999 and 2000 was Ps. 5,305,201 Ps. 5,641,370 and Ps. 2,944,367, respectively.

d) In the years ended December 31, 1998, 1999 and 2000 the Company had the following significant transactions with related parties, mainly with Telmex:

                                                           1998          1999               2000
                                                   -----------------------------------------------
Revenues:
   CPP interconnection fees (1)                                   Ps. 1,796,949      Ps. 5,468,382
                                                   -----------------------------------------------
Costs and expenses:
  Payments of long-distance,
     circuits and others (2)                       Ps. 909,238        1,271,289          3,253,555
                                                   -----------------------------------------------
Commercial, administrative and general:
  Advertising                                           98,472          203,226            130,573
  Others, net                                           27,148           15,312            268,678
                                                   -----------------------------------------------
                                                       125,620          218,538            399,251
                                                   -----------------------------------------------
Interest expense                                        11,047           89,605            298,259
                                                   -----------------------------------------------

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



(1) Interconnection fee from the "Calling Party Pays" program (CPP): incoming calls from a fixed line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed line network.

(2) Long-distance: payments for the use of national and international long-distance.

(2)    Includes buildings and other cellular space leases.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repetitor space, and is able to install its interconnection equipment.

f) Telcel purchases materials and services from a variety of companies that are under common control with Carso Global Telecom, S.A. de C.V., which is the controlling stockholder of America Movil. These include insurance and banking services provided by Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties.

15.  Stockholders' Equity

a) The shares of America Movil were authorized and issued pursuant to the Telmex stockholders' meeting on September 25, 2000 approving the spin-off (see note 1a). Capital stock at September 25, 2000 and December 31, 2000, is represented by 14,485 and 14,010 million common shares with no par value, respectively representing the fixed portion of capital respectively.

         An analysis of the shares at December 31, 2000 is as follows:

                          3,266 Million series AA shares
                            339 Million series A shares
                         10,405 Million series L shares
                 --------------
                         14,010 Total shares
                 ==============

b) Based on the minutes of the extraordinary stockholders' meeting of Telmex held on September 25, 2000, the restated capital stock of America Movil is Ps. 27,557,519.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         As shown in the statement of changes in stockholders' equity at December 31, 2000, the amount shown under the caption investment of parent company was redistributed to present the above-indicated capital stock. The difference between the parent company's total investment and the total amount of capital stock is presented as capital contributions that basically corresponds to other equity contributed surplus.

c) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of capital stock. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock. The Company's bylaws contemplate the possibility of the holders of series L shares exchanging such shares, in certain circumstances, for series AA shares, commencing January 1, 2001 and ending January 31, 2001.

         Of the full voting stock of the Company, series AA shares represented 91% and series A shares represented 9% at December 31, 2000.

d) America Movil has not paid dividends since its establishment in September 2000. Dividends, if any, will be declared and paid in Mexican pesos.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

f) At a regular stockholders' meeting held on March 30, 2001, it was decided to establish a reserve of five billion pesos for the purchase of the Company's own shares.

16.  Income Tax, Asset Tax and Employee Profit Sharing

a)  Mexico

1) The amount shown under income tax in the consolidated statements of income corresponds to income tax or asset tax determined individually by each of the consolidated subsidiaries.

         America Movil is in the process of obtaining an authorization from the Ministry of Finance and Public Credit to file consolidated tax returns of its Mexican subsidiaries, effective in fiscal year 2001. Management believes that such authorization will be granted.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



2) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, the Company has the option of deferring a portion so that the tax payable will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This is basically to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

         Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax (3% for 1999).

         Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

         In addition, effective January 1, 1999, cash dividends obtained by individuals or residents abroad will be subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

3) The accumulated effect of the adoption of new Bulletin D-4 at the beginning of the year 2000 was the recognition of a deferred tax liability and a debit to stockholders' equity in the amount of Ps. 1,517,801. The financial statements for the year ended December 31, 1999 were not restated. The current year effect was charged to results of operations, increasing the tax provision by Ps. 1,559,279.

         Had Bulletin D-4 been adopted in prior years, net income for the periods ended , December 31, 1998 and 1999 would have been reduced by approximately Ps. 805,732 and Ps. 1,313,525, respectively.

         An analysis of income tax charged to results of operations for the years ended December 31, 1998, 1999 and 2000 is as follows:

                                                        1998                1999               2000
                                                 -------------------- ------------------ ------------------
Current year income tax of Mexican
  Subsidiaries                                   Ps.      1,100,087   Ps.    1,123,841   Ps.    1,337,177
Current year income tax of foreign
  Subsidiaries                                                                   7,339            119,482
Deferred income tax of Mexican operations
                                                                                                1,559,279
                                                 -------------------- ------------------ ------------------
Total                                            Ps.      1,100,087   Ps.    1,131,180   Ps.    3,015,938
                                                 ==================== ================== ==================

         Employee profit sharing as shown in the December 31, 2000 income statement includes Ps. 19,740 of deferred employee profit sharing. No deferred profit sharing was generated in prior years.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         Foreign subsidiaries account for deferred taxes based on SFAS-109. Valuation allowances for deferred tax assets of these companies have been established. (see note 19)

4) The following items represent the principal reasons for the differences between Mexican income taxes computed at the statutory tax rate and the Company's provision for income tax:

                                                               Year ended December 31,
                                                  ---------------------------------------------------
                                                        1998             1999             2000
                                                  ---------------------------------------------------
Statutory income tax rate                                34.0%             35.0%            35.0%
Depreciation                                             (8.3)             (5.8)             7.5
Financing costs                                          19.7               5.4             (2.0)
Licenses (PCS)                                          (28.0)              0.0              0.6
Inventories                                                                                 12.2
Others                                                    4.6              (1.1)             4.5
Tax loss carryforwards                                    0.0             (12.2)             1.9
                                                  ----------------- ---------------- ----------------
Provision for income tax attributable
  to Mexican operations                                  22.0              21.3             59.7
Provision for income tax attributable
  to foreign operations                                   0.0               0.0              2.5
                                                  ----------------- ---------------- ----------------
Per income statement                                     22.0               21.3            62.2
                                                  ----------------- ---------------- ----------------

5) The following table shows the activity in deferred taxes applied to stockholders' equity in the year ended December 31, 2000, based on the requirements of the new Mexican accounting Bulletin D-4, including the accumulated effect for the change in stockholders' equity at the beginning of the period.


Accumulated effect of accounting change as of January 1, 2000:

Applied to stockholders' equity for temporary differences from prior
  years, other than those mentioned in the following line                              Ps.        (1,810,435)
Deferred income tax on differences between indexed cost and
  replacement cost of fixed assets and inventories applied to
  stockholders' equity                                                                               292,634
                                                                                       ----------------------
                                                                                                  (1,517,801)
Deferred income tax on difference between indexed cost and replacement cost of inventories and fixed assets attributable to
  2000, net of inflation                                                                             454,420
                                                                                       ----------------------
Deferred tax included in stockholders' equity (in captions retained earnings and deficit from restatement of stockholders' equity) at
  December 31, 2000                                                                    Ps.        (1,063,381)
                                                                                       ======================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Movement in deferred tax liability for the year ended December 31, 2000:

Accumulated effect of accounting change as of January 1, 2000                          Ps.        1,517,801
Deferred income tax of the period                                                                 1,559,279
Monetary effect for deferred taxes recognized in statement of income                                (65,928)
Deferred income tax on the difference between indexed cost and replacement cost of fixed assets and inventories applied to
  stockholders' equity, net of effects of inflation                                                (454,420)
                                                                                       --------------------
Balance at December 31, 2000                                                           Ps.        2,556,732
                                                                                       ====================

         An analysis of the effects of temporary differences on deferred tax liabilities (assets) is as follows:

                                             January 1, 2000         December 31, 2000
                                          ---------------------------------------------
Deferred tax assets
-------------------
Liability provisions                      Ps.         (189,744)   Ps.      (193,950)
Other                                                  (10,473)             (26,647)
Deferred revenues                                     (194,769)            (143,133)
Tax losses from prior years                           (399,375)
                                          ---------------------------------------------
                                                      (794,361)            (363,730)
Deferred tax liabilities
------------------------
Fixed assets                                         1,073,455            1,206,633
Inventories                                            661,111            1,154,963
Licenses                                               577,596              558,866
                                          ----------------------------------------------
                                                     2,312,162            2,920,462
                                          ----------------------------------------------
Deferred income tax                       Ps.        1,517,801    Ps.     2,556,732
                                          ==============================================

6) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 1998, 1999 and 2000 was 10% of taxable income, after eliminating certain effects of inflation and the indexing of depreciation expenses.

7) Asset tax, which is a minimum income tax is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax. Asset tax for the years ended December 31, 1998, 1999 and 2000 was Ps. 60,583, Ps. 47,195 and Ps. 68,373, respectively.

         In conformity with a decree issued on December 24, 1996, companies that determined accelerated depreciation in 1997, based on purchases of property and equipment made during that year have the option of crediting the statutory 34% tax rate corresponding to the accelerated tax depreciation against asset tax. Since Telcel computed accelerated tax depreciation in 1997 on the purchases of property and equipment made in that same year, it applied the credit for 1998 and 1999 for Ps. 60,583 and Ps. 47,195, respectively, thereby eliminating the asset tax provision for those years. In the year ended December 31, 2000, Telcel did not apply this credit because it had an income tax base.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)


         The remaining creditable amount of depreciation at December 31, 2000 was Ps. 113,859, which may be recovered, restated for inflation based on the NCPI, in any of the next three years.

b)  Foreign Subsidiaries

         The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The consolidated pretax income (loss) and tax provisions of these subsidiaries in 1999 and 2000 were Ps. 23,589 and Ps. (1,198,688) and Ps. 7,339 and Ps. 119,482, respectively.

17.  Segments

         America Movil operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations as of December 31, 1999, in three different geographic regions: (i) Mexico, (ii) United States and Puerto Rico and (iii) Central and South America.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

     The following summary shows the most important segment information:



                                                           United         Central and       Consolidated
                                          Mexico           States        South America          total
                                     -----------------------------------------------------------------------
December 31, 1998
Operating revenues                   Ps.   9,413,895                                     Ps.     9,413,895
Depreciation and amortization                788,540                                               788,540
Operating income                           1,815,694                                             1,815,694
Interest expense                              27,455                                                27,455
Capital expenditures                       3,728,267                                             3,728,267
Segment assets                            52,190,076                                            52,190,076
Telephone plant, property and
  equipment, net                           6,573,481                                             6,573,481
Licenses, net                              1,924,499                                             1,924,499

December 31, 1999
Operating revenues                        14,137,995    Ps.   997,389    Ps.   561,217          15,696,601
Depreciation and amortization              1,370,975           25,828          116,851           1,513,654
Operating income                           2,805,837         (287,055)        (290,443)          2,228,339
Interest expense                             104,242           16,910           40,504             161,656
Capital expenditures                      11,085,938        3,376,556        1,271,002          15,733,496
Segment assets                            63,352,597        1,409,593        2,342,226          67,104,416
Telephone plant, property and
  equipment, net                          11,598,572          227,218          907,067          12,732,857
Goodwill, net                                995,447          911,762                            1,907,209
Licenses, net                              1,790,782                           281,677           2,072,459

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)


                                                           United         Central and       Consolidated
                                          Mexico           States        South America          total
                                     -----------------------------------------------------------------------
December 31, 2000
Operating revenues                        22,553,276      3,140,558        3,496,288            29,190,122
Depreciation and amortization              1,460,509        345,445        1,190,068             2,996,022
Operating income                           5,022,470     (2,044,014)        (159,975)            2,818,481
Interest expense                             516,696         91,653          475,131             1,083,480
Capital expenditures                       9,962,325      2,147,020       16,187,285            28,296,630
Segment assets                            61,033,142      7,550,346       20,432,022            89,015,510
Telephone plant, property and
  equipment, net                          24,092,814        337,618        8,717,109            33,147,541
Goodwill, net                              1,086,922      1,658,647        4,351,908             7,097,477
Licenses, net                              1,747,212                         666,339             2,413,551

18.  Subsequent Events

a) On December 11, 2000, the Company, together with its subsidiaries AM Comm Solutions, LLC (AM Comm) and Comm South signed a letter of intet with Linsang Partners, LLC (Linsang), the parent Company of ARBROS Communications, Inc. (ARBROS), whereby it was agreed, among other things, that ARBROS would acquire 100% of the common stock of Comm South. In the agreement, it was also specified that AM Comm would acquire a 24.9% equity interest in ARBROS plus options to acquire an additional 20.1% interest.

     On February 20, 2001, ARBROS, Linsang, America Movil, Sercotel and AM Comm entered into a share exchange agreement whereby ARBROS would acquire from AM Comm 100% of the Common stock of Comm South in exchange for the issuance by ARBROS of 8,373,107 common shares to AM Comm plus options to acquire an additional 31,963,232 shares of ARBROS at a price of US$ .001 per share. In addition, on December 11, 2000, ARBROS and Sercotel entered into a convertible loan agreement under which, when ARBROS acquires 100% of the common stock of Comm South, ARBROS will issue 13,406,826 common shares to Sercotel in exchange for a note held by Sercotel in respect of a US$50 million loan to ARBROS.

b) On February 12, 2001, Telecom Americas entered into an agreement to acquire a 100% economic interest and a 19.9% voting interest in Tess, S.A. (Tess) for US$ 950 million. Tess is one of the two B band cellular operators in the Brazilian state of Sao Paulo. Under the terms of the agreement the sellers retain certain voting rights.

c) On February 28, 2001, Canbras Communications concluded an offering of rights to the holders of common stock for US$ 66 million. Telecom Americas acquired all of the rights. As a result of this offering, Telcom Americas increased its economic interest in Canbras Communications from 70.7% to 75.6%.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



d) On March 13, 2001, Telecom Americas entered into agreements to acquire an additional 65% (approximately) economic interest in Americel and Telet for approximately US$ 580 million. These transactions are expected to be concluded in the second quarter of 2001, increasing Telecom America's economic interest in both companies to approximately 81%, subject to approval by various regulatory authorities.


19.  Differences between Mexican and U.S. GAAP

         The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP).

         The accompanying reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Income Statement Information:

         Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of Ps. 1,867,264, Ps. 3,777,329 and Ps. 6,494,305 for the years ended December 31, 1998, 1999 and 2000, respectively.

Cash Flow Information:

         Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No.95 (SFAS No. 95), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

         If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:


                                                                   Year ended December 31,
                                                         1998               1999                2000
                                                   ---------------------------------------------------------
Operating activities:
      Net income (loss)                            Ps.   2,934,692    Ps.   2,702,509    Ps.    (410,049)
      Depreciation                                         757,788          1,307,117          2,442,785
      Amortization                                          85,454            354,706            816,065
      Deferred taxes                                     1,200,542          1,839,603          1,909,699
      Monetary effect                                    6,647,170          4,571,526          2,927,149
      Equity in results of affiliates, minority
        Interest and others                                (79,974)          (318,949)           789,589
      Effect of exchange rate differences on debt         (189,742)           (20,004)          (129,480)
      Marketable securities                                                (4,442,310)         2,647,871
Change in operating assets and liabilities                 271,243          1,540,433            878,120
                                                   -----------------  -----------------  -------------------
Resources provided by operating activities              11,627,173          7,534,631         11,871,749
                                                   -----------------  -----------------  -------------------
Financing activities:
      New loans                                             10,848          2,619,401          9,957,626
      Repayment of loans                                  (190,453)          (200,777)       (10,491,318)
      Increase in parent investment                      1,247,988          2,426,333          8,320,692
                                                   -----------------  -----------------  -------------------
Resources provided by financing activities               1,068,383          4,844,957          7,787,000
                                                   -----------------  -----------------  -------------------
Resources used in investing activities                  (3,821,631)       (11,401,413)       (32,386,835)
                                                   -----------------  -----------------  -------------------
Effect of inflation accounting                          (6,858,107)        (4,844,494)        (2,628,697)
                                                   ---------------------------------------------------------
Net increase (decrease) in cash and short term
  Investments                                            2,015,818         (3,866,319)       (15,356,783)
Cash and short-term investments at beginning
  of year                                               39,688,667         41,704,485         37,838,166
                                                   -----------------  -----------------  ------------------
Cash and short-term investments at end of year     Ps.  41,704,485    Ps.  37,838,166    Ps.  22,481,383
                                                   =================  =================  ===================

         Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

                                            Year ended December 31,
                                   1998               1999            2000
                            ----------------------------------------------------

Interest expense            Ps.     154,126    Ps.     247,804    Ps.    651,221
Income tax                        1,993,488            597,999           896,566
Employee profit sharing              56,771             65,666            93,115

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         Cash flows from purchases and sales of trading securities during 2000 were Ps. 1,980,724 and Ps. 4,806,886, respectively. Cash Flows from purchases and sales of trading securities during 1999 were Ps. 9,244,132 and Ps. 5,286,182, respectively. During 1998, the company did not make any sale of trading securities.

Capitalized Interest:

         Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of Plant, Property and Equipment:

         As previously discussed in Note 6, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment.

         The alternate restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 6, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliation's subsequently presented.

         As a result of this comparison, plant, property and equipment and stockholders' equity increased by Ps. 365,042 in 1999 and Ps. 87,168 in 2000 and depreciation expense increased by Ps. 29,097 in 1998, Ps. 111,517 in 1999 and Ps. 213,134 in 2000, respectively.

Accrued Vacation Pay:

         For purposes of the attached consolidated financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 1998, 1999 and 2000, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Excess of contributed company over cost

         Under Mexican GAAP the excess value of ATL when contributed to Telecom Americas was considered a gain and included under comprehensive financial income. For U.S. GAAP purposes this excess is considered as negative goodwill.

Deferred Income Tax and Deferred Employee Profit Sharing:

         As explained in Notes 2 and 16, the accounting for deferred income tax was changed in 2000 with the issuance of Bulletin D-4. Through December 31, 1999, under Mexican GAAP, deferred income tax was determined by the partial liability method of accounting, under which deferred income tax is provided for identifiable, non-recurring temporary differences (i.e., those that are expected to reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse.

         The new Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheets accounts for financing and tax reporting purposes. The cumulative effect derived from the adoption of Bulletin D-4 at the beginning of 2000 for Ps. 1,517,801 was charged to stockholders' equity.

         Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes," requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

         The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. The new Bulletin D-4 did not significantly change the accounting for employee profit sharing, of which the deferred portion is determined by the partial liability method of accounting referred to above. To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense have been included under the caption of operating expenses.

         The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican and U.S. GAAP for purposes of the income statement were as follows:

         1998.........................Ps.   1,074,345
         1999.........................Ps.   1,781,147
         2000.........................Ps.     525,449

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



         The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 1999 and 2000 that increased (decreased) equity were Ps. 211,984, and Ps. (27,972), respectively.

         The deferred tax adjustment included in the net income and stockholders' equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

         The yearly changes in the accumulated amount for deferred taxes applied to equity from 1998 through 2000 are the following:

         1998     Ps.        11,038
         1999     Ps.       237,318
         2000     Ps.      (239,956)

         In 1998, 1999 and 2000, monetary gains (losses) of Ps. 5,258, Ps. (7,658) and Ps. 8,657, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories were taken to equity, netted as part of the change of the year.

         Significant components of deferred taxes under U.S. GAAP at December 31, 2000 and 1999 are as follows:

                                               1999                                              2000
                          -----------------------------------------------  -------------------------------------------------
                                             Employee                                         Employee
                              Income          Profit         Deferred         Income           Profit          Deferred
                                Tax          Sharing          Taxes             Tax           Sharing            Taxes
                          --------------------------------------------------------------------------------------------------
Deferred tax assets:
Allowances for bad
 debts                     Ps.    55,746   Ps.  10,800    Ps.    66,546    Ps.    52,784     Ps.  10,555     Ps.     63,339
Tax loss carry forwards          399,385                        399,385        1,138,006                          1,138,006
Accrued liabilities              165,910        43,415          209,325          115,626          27,323            142,949
NOL carryforward                 295,028                        295,028
Deferred revenues                212,226        60,629          272,855          389,308          96,543            485,851
Others                                                                             9,551                              9,551
                          ---------------  -------------  ---------------  --------------   -------------   ----------------
Valuation allowance             (323,017)                      (323,017)      (1,221,745)                        (1,221,745)
                          ---------------  -------------  ---------------  --------------   -------------   ----------------
Total deferred tax
 assets                          805,278       114,844          920,122          483,530         134,421            617,951
                          ---------------  -------------  ---------------  --------------   -------------   ----------------

Deferred  tax
 liabilities:
Fixed assets                  (1,194,703)     (339,909)      (1,534,612)      (1,953,750)       (556,795)        (2,510,545)
Inventories                     (661,130)     (188,893)        (850,023)      (1,154,963)       (329,990)        (1,484,953)
Capitalized interest
 or net
 financing cost                 (109,814)      (31,376)        (141,190)        (197,103)        (56,315)          (253,418)
Licenses                        (577,613)     (165,032)        (742,645)        (558,866)       (159,676)          (718,542)
Others                                                                            (8,092)                            (8,092)
                          ---------------  -------------  ---------------  --------------   -------------   ----------------
Total deferred tax
  liabilities                 (2,543,260)     (725,210)      (3,268,470)      (3,872,774)     (1,102,776)        (4,975,550)
                          ---------------  -------------  ---------------  --------------   -------------   ----------------
Net deferred tax
 liabilities              Ps. (1,737,982)  Ps.(610,366)   Ps.(2,348,348)   Ps.(3,389,244)   Ps. (968,355)    Ps. (4,357,599)
                          ===============  =============  ===============  ==============   =============   ================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)


         For Mexican GAAP purposes, as earlier discussed in Note 16, deferred income tax liabilities of Ps. 2,556,732 was recognized at December 31, 2000.

Employee Benefits Obligations:

         The Company accrues expenses for the seniority premium plan on the basis of actuarial computations. The Company's funding policy has been in accordance with the projected unit credit method based on the provisions of bulletin D-3 issued by the Mexican Institute of Public Accountants for recording labor obligations by employers. This bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87. The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments:

         To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Disclosure about Fair Value of Financial Instruments:

         In accordance with Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

         The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

         The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities at December 31, 2000. As of December 31, 1999, the carrying value of total debt is Ps. 390,815 in 1999 and Ps. 7,857,435 in 2000; the fair value is Ps. 391,164 at December 31, 1999 and Ps. 7,856,476 at December 31, 2000.

Impairment of Assets:

         Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Based on current circumstances, it was not necessary to record any adjustment to the carrying value of the Company's long-lived assets.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Impairment of Goodwill:

         Excess cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over a ten-year period. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flow of the entity acquired over the remaining amortization period, the Company's carrying value of goodwill will be reduce by the estimated shortfall of cash flow.

Minority Interest:

         Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, minority interest is generally presented out of stockholders' equity.

         As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps. 676,715 and Ps. 2,141,790 at December 31, 1999 and 2000, respectively.

Reporting Comprehensive Income:

         The Company has adopted for purposes of the U.S. GAAP reconciliations Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. However, such adoption had no impact on the Company's net income or stockholders' equity. Statement No. 130 requires the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost and effect of translation of foreign entities, to be included in other comprehensive income.

         Cumulative effects of the deficit from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost and effect of translation of foreign entities included in comprehensive income at December 31, 2000, are Ps. 75,541, Ps. (27,972) and Ps. (589,256),
which increased (decreased) stockholders' equity, respectively.

Accounting for the Cost of Computer Software Developed or Obtained for Internal
Use:

         In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1, which was effective beginning on January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. Because the Company was already capitalizing such costs, SOP 98-1 did not have any significant effect on U.S. GAAP earnings or financial position.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Accounting for the Costs of Start-Up Activities:

         In April 1998, the AICPA issued SOP 98-5, "Reporting the Cost of Start-Up Activities." The effective date of the SOP was January 1, 1999. It requires that start-up costs capitalized prior to January 1, 1999, be written-off and any future start-up costs be expensed as incurred. Because the Company is expensing such costs as incurred, the adoption of this guideline did not affect U.S. GAAP earnings or financial position.

Accounting for Derivative Instruments and Hedging Activities:

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedge item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Since the Company did not have derivative instruments at December 31, 2000, the adoption of Statement No. 133 on January 1, 2001 had no impact on net income or in other comprehensive income.

SAB-101 Revenue Recognition:

         Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101) was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The adoption of this Bulletin had no impact on the Company's net income or stockholders' equity.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)



Summary

         Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                      Year ended December 31,
                                                         1998                1999                 2000
                                                   --------------------------------------------------------
Net income as reported under Mexican GAAP          Ps. 3,898,465       Ps. 4,366,503        Ps.   877,502
Approximate U.S. GAAP adjustments:
Capitalized interest or net financing cost                93,363             110,229              299,103
Depreciation of capitalized interest                     (25,605)            (36,652)             (49,694)
Excess of contributed company over cost                                                          (973,195)
Accrued vacation pay                                     (11,869)            (31,709)             (83,126)
Deferred income tax on U.S. GAAP adjustments             (31,891)            (24,678)              42,216
Deferred income tax                                     (826,242)         (1,430,287)
Deferred employee profit sharing on U.S. GAAP
 adjustments                                              (8,760)             (7,051)             (20,293)
Deferred employee profit sharing                        (207,452)           (319,131)            (352,603)
Difference between the restatement of
 depreciation expense based on specific
 indexation factors and on the basis of the
 NCPI                                                    (29,097)           (111,517)            (213,134)
Effects of inflation accounting on U.S. GAAP                                                -----------------
 adjustments                                              83,780             186,802               63,175
                                                   -----------------   ------------------   -----------------
Total approximate U.S. GAAP adjustments, net            (963,773)         (1,663,994)          (1,287,551)
                                                   -----------------   ------------------   ------------------
Approximate net income (loss) per share under
 U.S. GAAP                                         Ps. 2,934,692       Ps. 2,702,509        Ps.  (410,049)
                                                   =================   ==================   ==================
Common shares outstanding as of December
 31, 2000 (in millions):                                  14,485              14,485               14,222
                                                   =================   ==================   ==================
Approximate net income (loss) per share under
 U.S. GAAP (in pesos):                             Ps.     0.203       Ps.     0.187        Ps.    (0.029)
                                                   =================   ==================   ==================

         After giving effect to the foregoing approximate adjustments for accrued vacation pay, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled Ps. 1,455,983, Ps. 1,607,702 and Ps. 1,934,827 in 1998, 1999 and 2000, respectively.

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             (Thousands of Constant Pesos as of December 31, 2000)

                                                                             December 31,
                                                                      1999                  2000
                                                               -----------------------------------------
Total stockholders' equity under Mexican GAAP                  Ps.  57,061,819        Ps.   66,314,185
Approximate U.S. GAAP adjustments, net of effects
  of inflation on monetary items:
Capitalized interest or net financing cost                             419,960                 719,063
Accumulated depreciation of capitalized interest or
  net financing cost                                                  (106,208)               (155,902)
Excess of contributed company over cost                                                       (973,195)
Accrued vacation pay                                                   (64,511)               (139,177)
Deferred income tax from US GAAP                                       (87,234)                (63,701)
Deferred income tax                                                 (1,815,629)
Deferred employee profit sharing from US GAAP                          (24,924)                (42,397)
Deferred employee profit sharing                                      (632,545)               (919,742)
Deferred taxes on the difference between the indexed
  cost and replacement cost valuation of fixed assets
  and inventories                                                      211,984                 775,027)
Minority interest                                                     (676,715)             (2,141,790)
Difference between the restatement of fixed assets and
  inventories based on specific indexation factors and
  on the basis of the NCPI                                             365,042                  87,168
                                                               -------------------    ------------------
Total approximate U.S. GAAP adjustments, net                        (2,410,780)             (4,404,700)
                                                               -------------------    ------------------

Approximate total stockholders' equity under U.S. GAAP         Ps.  54,651,039        Ps.   61,909,485
                                                               ===================    ==================

                 AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
          Consolidated Statements of Changes in Stockholders' Equity
              Under U.S. GAAP at December 31, 1998, 1999 and 2000
  (Thousands of Constant Pesos with purchasing power as of December 31, 2000)


                                                                                                     Retained earnings
                                                                                            ----------------------------------

                                     Parent investment   Capital Stock   Capital surplus    Legal reserve     Unappropriated
                                     -----------------------------------------------------------------------------------------
Balances at January 1, 1998          Ps.    45,011,872                                      Ps.    40,167    Ps.     176,968
Increase in parent investment, net           1,247,988
Comprehensive income:
  Net income for the year                                                                                          2,934,692
  Other comprehensive income:
    Deferred taxes allocated to
     equity, net of inflation
    Deficit from holding
     nonmonetary assets
Total comprehensive income


                                     ----------------------------------------------------------------------  -----------------
Balances at December 31, 1998               46,259,860                                             40,167          3,111,660
Increase in legal reserve                                                                          94,453            (94,453)
Increase in parent investment                2,426,333
Comprehensive income:
  Net income for the year                                                                                          2,702,509
  Other comprehensive income:
    Effect of conversion in foreign
     entities of the year
    Deferred taxes allocated to
     equity, net of inflation
    Surplus from holding
     nonmonetary assets
Total comprehensive income


                                     ----------------------------------------------------------------------  -----------------
Balances at December 31, 1999               48,686,193                                            134,620          5,719,716
Increase in legal reserve                                                                         148,349           (148,349)
Increase in parent investment                8,320,692
Effect of spin-off                         (57,006,885) Ps.  27,557,519  Ps.  29,449,366
Allocation of the effect of the
 spin-off (Notes 1 and 15)
Comprehensive income:
  Net loss for the year                                                                                             (410,049)
  Other comprehensive income:
    Effect of conversion in foreign
     entities of the year
    Deferred taxes allocated to
     equity, net of inflation
    Surplus from holding
     nonmonetary assets
Total comprehensive income



                                     ----------------------------------------------------------------------  -----------------
Balances at December 31, 2000                           Ps.  27,557,519  Ps.  29,449,366    Ps.   282,969    Ps.   5,161,318
                                     ======================================================================  =================

                                                           Accumulated
                                     ------------------       other
                                                          Comprehensive      Comprehensive         Total
                                            Total             income            income
                                     --------------------------------------------------------------------------
Balances at January 1, 1998          Ps.       217,135  Ps.    (341,639)                    Ps.44,887,368
Increase in parent investment, net                                                               1,247,988
Comprehensive income:
  Net income for the year                    2,934,692                   Ps.   2,934,692        2,934,692
  Other comprehensive income:
    Deferred taxes allocated to
     equity, net of inflation                                    11,038           11,038           11,038
    Deficit from holding
     nonmonetary assets                                         134,513          134,513          134,513
                                                                         -----------------
Total comprehensive income                                               Ps.   3,080,243
                                                                         =================

                                      -----------------                                     ----------------
Balances at December 31, 1998                3,151,827         (196,088)                       49,215,599
Increase in legal reserve
Increase in parent investment                                                                   2,426,333
Comprehensive income:
  Net income for the year                    2,702,509                         2,702,509        2,702,509
  Other comprehensive income:
    Effect of conversion in foreign
     entities of the year                                       (69,420)         (69,420)         (69,420)
    Deferred taxes allocated to
     equity, net of inflation                                   237,318          237,318           237,318
    Surplus from holding
     nonmonetary assets                                         138,700          138,700           138,700
                                                                         -----------------
Total comprehensive income                                               Ps.   3,009,107
                                                                         =================

                                      ----------------- ---------------                     ----------------
Balances at December 31, 1999                5,854,336          110,510                        54,651,039
Increase in legal reserve
Increase in parent investment                                                                   8,320,692
Effect of spin-off
Allocation of the effect of the
 spin-off (Notes 1 and 15)
Comprehensive income:
  Net loss for the year                       (410,049)                         (410,049)        (410,049)
  Other comprehensive income:
    Effect of conversion in foreign
     entities of the year                                      (519,836)        (519,836)        (519,836)
    Deferred taxes allocated to
     equity, net of inflation                                  (239,956)        (239,956)        (239,956)
    Surplus from holding
     nonmonetary assets                                         107,595          107,595          107,595
                                                                         -----------------
Total comprehensive income                                               Ps.  (1,062,246)
                                                                         =================

                                       ---------------- ----------------                    ----------------
Balances at December 31, 2000          Ps.   5,444,287  Ps.    (541,687)                    Ps.61,909,485
                                       ================ ================                    ================