Form 20-F
period 2001-12-31
AMERICA MOVIL SA DE CV/
filed 2002-07-02
CIK 1129137

      As filed with the Securities and Exchange Commission on July 2, 2002

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                               ------------------

                                    FORM 20-F

                               ------------------

                      Annual Report Pursuant to Section 13
                     of the Securities Exchange Act of 1934
                   for the fiscal year ended December 31, 2001

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

         Series A Shares, without par value

         The number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2001:

                         3,807 million       AA Shares
                           315 million       A Shares
                         9,077 million       L Shares

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes               X       No
                            ---------                ---------

         Indicate by check mark which financial statement item the registrant has elected to follow.


                         Item 17                   Item 18    X
                                ---------                 ---------

================================================================================

                                TABLE OF CONTENTS

Item 1-2.         Not Applicable.
Item 3.           Key Information................................................................................1
                     Selected Financial Data.....................................................................1
                     Exchange Rates..............................................................................3
                     Forward-Looking Statements..................................................................4
                     Risk Factors................................................................................5
Item 4.           Information on the Company....................................................................16
                     The Company................................................................................16
                     Mexican Operations.........................................................................19
                     Non-Mexican Operations.....................................................................32
                     Telecom Americas...........................................................................39
                     Other Investments..........................................................................46
                     Capital Expenditures.......................................................................48
Item 5.           Operating and Financial Review and Prospects..................................................49
Item 6.           Directors, Senior Management and Employees....................................................58
Item 7.           Major Shareholders and Related Party Transactions.............................................67
                     Major Shareholders.........................................................................67
                     Related Party Transactions.................................................................69
Item 8.           Financial Information.........................................................................71
                     Dividends..................................................................................71
                     Legal Proceedings..........................................................................71
Item 9.           The Offer and Listing.........................................................................74
                     Trading Markets............................................................................74
                     Trading on the Mexican Stock Exchange......................................................77
Item 10.          Additional Information........................................................................78
                     Bylaws.....................................................................................78
                     Certain Contracts..........................................................................83
                     Exchange Controls..........................................................................83
                     Taxation...................................................................................84
                     Documents on Display.......................................................................88
Item 11.          Quantitative and Qualitative Disclosures about Market Risk....................................89
                     Exchange Rate and Interest Rate Risks......................................................89
                     Sensitivity Analysis Disclosures...........................................................89
Items 12-17.      Not Applicable.
Item 18.          Financial Statements..........................................................................90
Item 19.          Exhibits......................................................................................91

                                     PART I

Item 3.  Key Information

                             Selected Financial Data

         This annual report includes our audited financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001. The audited financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 have been prepared on a consolidated basis. The audited financial statements for the year ended December 31, 1999 have been prepared on a combined basis from the historical accounting records of Telefonos de Mexico, S.A. de C.V. (Telmex) and represent the combined historical operations of the entities that Telmex transferred to us in the spin-off that established America Movil in September 2000.

         Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(c) to our audited financial statements.

         Mexican GAAP differs in certain respects from U.S. GAAP. Note 19 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

         Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

         o nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation,

         o gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income, and

         o all financial statements are restated in constant pesos as of December 31, 2001.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to the audited financial statements.

         This annual report also includes audited financial statements of Telecom Americas as of December 31, 2000 and 2001 and the 186-day period ended December 31, 2000 and the year ended December 31, 2001. The audited financial statements of Telecom Americas have been prepared on a consolidated basis in accordance with U.S. GAAP and presented in U.S. dollars.

         References herein to "U.S. dollars" or "U.S.$" are to the lawful currency of the United States. References herein to "pesos," "P." or "Ps." are to the lawful currency of Mexico.

         The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member of Ernst & Young International, independent auditors. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

                                                          As of and for the year ended December 31,
                                   --------------------------------------------------------------------------------------
                                        1997          1998         1999          2000          2001            2001
                                   ------------  -------------  -----------   ----------- ------------   ----------------
                                          (millions of constant pesos as of December 31, 2001)(1)          (millions of
                                                                                                          U.S. dollars)

Income Statement Data:
Mexican GAAP
Operating revenues ................ Ps.   5,882   Ps.   9,706  Ps.  16,183   Ps.  30,095  Ps.  41,364    U.S.$ 4,524
Operating costs and expenses ......       5,899         7,833       13,886        27,189       35,290          3,860
Operating income ..................         (17)        1,873        2,297         2,906        6,074            664
Net income (loss) .................       1,644         4,020        4,502           905         (828)           (91)
Net income (loss) per share(2) ....       0.113         0.277        0.311         0.063       (0.060)        (0.006)

U.S. GAAP
Operating revenues ................ Ps.   5,956   Ps.   9,828  Ps.  16,387   Ps.  30,474  Ps.  41,364    U.S.$ 4,524
Operating income (loss) ...........         201         1,520        1,678         2,020        5,588            611
Net income (loss) .................       1,945         3,064        2,821          (428)        (610)           (66)

Net income (loss) per share(2) ....       0.134         0.211        0.195        (0.030)      (0.046)        (0.005)

Balance Sheet Data:
Mexican GAAP
Property, plant and
   equipment, net ................. Ps.   5,050   Ps.   6,778  Ps.  13,128   Ps.  34,175  Ps.  39,978    U.S.$ 4,373
Total assets ......................      47,741        53,808       69,184        91,775       92,663         10,135
Short-term debt and current
   portion of long-term debt ......          --            --           --         6,948        6,304            690
Long-term debt ....................         193            89        2,544         1,220       15,173          1,660
Minority interest .................          --            --          696         2,208          748             82
Total stockholders' equity ........      45,745        51,389       58,831        68,370       56,629          6,194

U.S. GAAP
Total assets ...................... Ps.  49,022   Ps.  55,270  Ps.  70,765   Ps.  93,611  Ps.  96,449    U.S.$10,550
Short-term debt and current
   portion of long-term debt ......          --            --           --         7,036        6,304            690
Long-term debt ....................         195            90        2,577         1,235       15,173          1,660
Minority interest .................          --            --          707           (28)         748             82
Total stockholders' equity ........      46,862        51,381       57,056        64,633       56,976          6,232

Other Data:
EBITDA(3) .........................         852         2,400        3,413         4,570       12,530          1,371

----------------
(1)  Except per share data.
(2) For 1999 and prior years, based on 14,485 million shares outstanding at September 25, 2000, the date America Movil was established. For 2000, based on the average weighted number of America Movil shares outstanding during the year, assuming 14,485 million shares outstanding for the period prior to September 25, 2000. For 2001, based on the average weighted number of America Movil shares outstanding during the year. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3) EBITDA is defined as operating income plus depreciation and amortization and, in 2001, an impairment charge. EBITDA should not be construed as an alternative to operating income, or net income, as determined in accordance with Mexican GAAP or U.S. GAAP, as an indicator of our operating performance as an alternative to cash flows from operating activities, as determined in accordance with Mexican GAAP or U.S. GAAP, or as a measure of liquidity. EBITDA is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance. Because all companies do not calculate EBITDA identically, the presentation of EBITDA in this annual report is not necessarily comparable to similarly entitled measures of other companies.

                                 EXCHANGE RATES

         Mexico has had a free market for foreign exchange since 1991. Since December 1994, the Mexican government has allowed the peso to float freely against the U.S. dollar. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but has been relatively stable since 1999. The peso appreciated against the U.S. dollar in 2001, but it has depreciated in 2002 to date. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period                                                     High             Low         Average(1)      Period End
------                                                --------------- --------------- --------------- ---------------
1997 ...........................................      Ps.     7.7172  Ps.     8.4100  Ps.     7.9674  Ps.     8.0700
1998 ...........................................              8.0400         10.6300          9.2425          9.9010
1999 ...........................................              9.2430         10.6000          9.5630          9.4800
2000 ...........................................              9.1830         10.0870          9.4717          9.6180
2001 ...........................................              9.0270          9.8850          8.9386          9.1560
2001:
     January ...................................              9.6790          9.8850
     February ..................................              9.6570          9.7800
     March .....................................              9.4850          9.7060
     April .....................................              9.1870          9.4225
     May .......................................              8.9460          9.2915
     June ......................................              9.0450          9.1800
     July ......................................              9.0270          9.3600
     August ....................................              9.0850          9.2170
     September .................................              9.1990          9.4910
     October ...................................              9.2000          9.5890
     November ..................................              9.1480          9.3090
     December ..................................              9.0900          9.2450
2002:

     January ...................................              9.0950          9.2500
     February ..................................              9.0480          9.1700
     March .....................................              9.0010          9.1140
     April .....................................              9.0020          9.3750
     May .......................................              9.4080          9.7130
     June ......................................              9.6050          9.9560

-------------
(1)  Average of month-end rates.

         On June 28, 2002, the noon buying rate was Ps.9.800 to U.S.$1.00.

                           Forward-Looking Statements

         This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

       o projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

       o statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

       o statements about our future economic performance or that of Mexico or other countries in which we operate; and

       o statements of assumptions underlying such statements.

         We use words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

         Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 5, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

         Our subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trade name "Telcel," holds concessions in all nine regions in Mexico to operate both a cellular network using the 800 megahertz (Band B) radio spectrum and a personal communications services (PCS) network using the 1900 megahertz (Band D) radio spectrum. We face competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Our competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless and Vodafone, four regional operators controlled by Telefonica S.A., Pegaso Comunicaciones y Sistemas, S.A. de C.V., and Operadora Unefon, S.A. de C.V. According to the Federal Telecommunications Commission, an independent agency within the Mexican Communications Ministry, which is known as Cofetel, Telcel's share of the Mexican cellular market was approximately 77.6% at March 31, 2002.

         We anticipate that market prices for two-way wireless services generally will decline in the future due to increased competition. We also expect that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. All of this may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

         Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability will decline.

     We may not be able to build out and upgrade our network on a timely basis

         We are in the process of building out and upgrading our wireless networks in Mexico. In order to build out our networks, we must obtain cell and switch sites; obtain rights of way, government approvals and permits for network construction; complete radio frequency design for each developing area; design and install switching systems, radio systems, interconnection facilities and operating support systems; expand and maintain customer care, network management and management and administrative systems; and obtain additional radio spectrum frequencies. Over the next several years, we intend to continue to upgrade our network to implement the next generation of wireless technology.

         We cannot guarantee you that we will successfully execute these tasks, many of which are not under our control, on a timely basis or at all. Our ability to develop our networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political and regulatory factors and currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our wireless networks, or do so in a timely manner, we could lose current and potential customers to competitors, one or more of our concessions could be terminated and our results and financial condition could suffer.

     We require substantial capital to build out our wireless network and for other purposes, and we may not be able to raise sufficient capital on a timely basis or at all

         We require substantial capital to operate and build out our wireless networks. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new wireless technologies and potentially to acquire and invest in other communications companies. We have budgeted capital expenditures of approximately U.S.$900 million at Telcel for the year ending December 31, 2002, principally for the build-out and upgrade of its cellular networks. To meet these requirements, we have relied on borrowings from banks and cash flow from operations. However, our international businesses also have substantial capital requirements, and we may also decide to finance new investments outside Mexico. If available funds are insufficient to meet our budgeted capital requirements for Telcel, we may not be able to raise capital to finance any shortfall on a timely basis, or at all.

         In addition, we may not be able to respond quickly, or at all, to new, unexpected capital requirements, which could impede our business and development. Some of the factors that could cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from our business plan.

         Historically, Telcel relied on assistance from its former parent company, Telefonos de Mexico, S.A. de C.V. (Telmex) to help satisfy its capital requirements. Telmex no longer provides us with resources or provides financial or other support to Telcel if we cannot meet our own capital needs.

         Failure to obtain adequate capital in a timely fashion could result in the delay or abandonment of our development and expansion plans or the failure to meet regulatory build-out requirements.

    Regulatory developments in Mexico could hurt our business and could result in the termination of our concessions

         Telcel's business is subject to extensive government regulation, principally by Cofetel, and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

         The Mexican Telecommunications Law and Telcel's concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards. The loss of any one concession could have a material adverse impact on our business and results of operations.

         In addition, the Communications Ministry is authorized to impose specific rate requirements on any wireless operator that is determined by the Federal Competition Commission to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulation on us. Any such new regulation could have a material impact on our operations.

Risks Relating to our International Subsidiaries and Joint Ventures

     We are dependent on relationships with our partners, and disagreements with our partners could hurt our international businesses and favor our competitors

         We cannot assure you that all of our relationships with our partners will be harmonious and successful. Certain of our international businesses, including our operations in Brazil, Argentina and

Ecuador, are conducted through subsidiaries in which we own a majority, but less than 100%, ownership interest. As a result, we are required to obtain the consent and cooperation of our partners with respect to certain matters in order to implement and expand upon our business strategies. See "Non-Mexican Operations" under Item 4.

     We have agreed to buy out BCI's interest in Telecom Americas, but there are significant conditions to be met before we can complete the purchase

         Telecom Americas, our joint venture with Bell Canada International, Inc. (BCI) and SBC International, Inc. (SBCI), holds investments in the telecommunications sector in Brazil. See "Telecom Americas" under Item 4.

         We have a 52.8% interest in Telecom Americas. On May 31, 2002, we agreed to acquire BCI's interest in Telecom Americas for approximately U.S.$366 million in cash and notes. In June 2002, we exercised an option to acquire SBCI's interest in Telecom Americas. Following the closing of these transactions and capital contributions currently being made, America Movil will have a 94.5% interest in Telecom Americas. There are substantial conditions to be met before the closing of the BCI transaction, including approval by the shareholders and certain creditors of BCI. We cannot assure you that these approvals will be obtained or that the transactions will close as contemplated.

     Telecom Americas does not have voting control of its operating companies

         Due to governmental regulations in Brazil and other restrictions, Telecom Americas does not have voting control of any of ATL-Algar Telecom Leste S.A., Tess S.A., Americel S.A. or Telet S.A. in Brazil. Although we expect that Telecom Americas will eventually acquire voting control over these operating companies, we can provide no assurances that this will occur.

         The arrangements through which Telecom Americas holds its interests in its operating companies are subject to extensive government regulation. Although the Brazilian regulatory authorities reviewed and approved the transactions in which Telecom Americas acquired its interests in the operating companies, we can provide no assurances that the regulatory environment in Brazil will not change in the future. Existing and future Brazilian regulatory restrictions could have a material adverse effect on the ability of Telecom Americas to obtain voting control of its investments, to transfer its interests in its operating companies or to maximize the proceeds from any such transfer.

     Our international businesses may not be able to build out and upgrade their networks on a timely basis

         Our international wireless businesses need to complete the build-out of their wireless networks and, in the next several years, to implement upgrades to their networks to access the next generation of digital technology. In addition, our subsidiary in Guatemala, Telecomunicaciones de Guatemala, S.A. (Telgua), plans to make substantial capital expenditures on its fixed-line network. We cannot guarantee you that we will successfully execute these tasks on a timely basis or at all. Our ability to develop networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political or regulatory factors and foreign currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our networks, or do so in a timely manner, we could lose current and potential customers to competitors, one or more of our concessions could be terminated and our revenues could suffer.

     Our international businesses require substantial capital to build out their networks and for other purposes, and they may not be able to raise sufficient capital on a timely basis or at all

         Our international businesses require substantial capital resources to continue their growth and development, and if we decline to assist them with our resources at some time in the future, particularly during an economic crisis in Latin America, any problems these businesses encounter in addressing capital shortfalls will be aggravated. Historically, we relied on assistance from Telmex to help satisfy our capital requirements. Following the spin-off, Telmex no longer provides us with resources or financial or other support to our subsidiaries and joint ventures if they cannot meet their own capital needs.

         We have budgeted capital expenditures of approximately U.S.$500 million for 2002 for our international businesses. To meet these requirements, we have relied, and expect to continue to rely, on loans from banks and cash flow from operations, but we also expect to use a substantial portion of our available funds to finance capital expenditures of Telcel and to finance new international investments.

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

     Government regulation could hurt our international businesses

         Our international businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect us. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. Many of the laws, regulations and instruments that regulate our businesses, including in Brazil, Argentina, Uruguay, Guatemala and Ecuador, were only recently adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, Brazil's federal and state elections, slated to take place in October 2002, could result in political and economic policy changes that could have a material adverse effect on the Brazilian economy and on our businesses in Brazil.

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

     We have invested in businesses and countries in which we have no previous experience, and we may be unsuccessful in addressing the new challenges and risks they present

         We have invested in a growing number of businesses outside our core activity of providing wireless telecommunications services in Mexico, and we plan to continue doing so, especially in the rest of Latin America and in businesses related to wireless and broadband telecommunications. These investments involve risks to which we have not previously been exposed and countries in which we have no previous experience. Some of the investments are in countries that, like Guatemala, Ecuador, Brazil, Colombia, Argentina and Venezuela, may present different or greater country risk than Mexico. Many of them are start-up or development-stage companies that will require substantial investments. There can be no assurance that these investments will ultimately be successful.

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

     Our technology may not be compatible with the next generation of wireless technology

         There are three existing digital technologies for wireless communications, none of which is compatible with the others. Telcel and certain of our international businesses currently use time division multiple access
(TDMA) technology for their digital networks. However, a number of other wireless service providers, including certain of our other international businesses, use code division multiple access (CDMA) as their digital wireless technology, and still other wireless providers use global system for mobile communications (GSM) technology. Telcel expects to launch GSM service in the second half of 2002. The next generation wireless technology that gains widespread acceptance might not be compatible with the technologies currently used by Telcel and our international businesses. If it is not, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure. Such increased capital requirements could materially adversely affect our financial condition and prospects.

     We may have difficulty collecting amounts due from other communications carriers

         In most of the markets in which we operate, including Mexico, the calling party pays for the airtime on a call to a wireless number. If a subscriber of another cellular service provider places a call to one of our Telcel customers in Mexico, Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. In the year ended December 31, 2001, 22% of America Movil's operating revenues and 24% of Telcel's operating revenues were attributable to interconnection charges and roaming charges.

         Telcel and our other wireless businesses may encounter difficulties collecting such amounts from some communications companies. Some of these companies face financial difficulties and may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations.

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

         Telcel relies primarily on Ericsson for the supply of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson, Motorola, Brightstar and Cellular Express.

     We may incur significant costs from wireless fraud

         Our wireless businesses incur costs associated with the unauthorized use of their wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2001, Telcel refunded its customers approximately Ps.3.9 million due to wireless fraud. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

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

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

     We are controlled by one shareholder

         As of May 31, 2002, 62.5% of the voting shares of America Movil was directly or indirectly owned by America Telecom, S.A. de C.V., which was established in November 2001 in a spin-off from Carso Global Telecom, S.A. de C.V. America Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

     We have significant transactions with affiliates, particularly Telmex, that create potential conflicts of interest

         We engage in transactions with Telmex, which is controlled by Carso Global Telecom, as well as with certain other subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which may be viewed as affiliates of America Telecom. Transactions with affiliates may create the potential for conflicts of interest. We are currently in the process of developing specific procedures to review transactions with related parties.

     The protections afforded to minority shareholders in Mexico are different from those in the United States

         Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of America Movil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the U.S.

     Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

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

     You may not be entitled to participate in future preemptive rights offerings

         Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in America Movil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

         We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in America Movil be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

     Our bylaws restrict transfers of shares in some circumstances

         Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

     Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

         As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in America Movil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in America Movil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

     Our bylaws may only be enforced in Mexico

         Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

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

Risks Relating to Developments in Mexico and Other Emerging Market Countries

     Economic and political developments in Mexico may adversely affect our business

         Our principal business operations are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments or changes in law in Mexico.

     Mexico has experienced adverse economic conditions

         Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and Argentina and other emerging markets have adversely affected the Mexican economy and could do so again. In 2000, GDP grew by 6.9% and inflation declined to 8.9%. In 2001, GDP decreased by 0.3% as a result of the U.S. recession, while inflation declined to 4.4%. The Mexican government has estimated GDP in 2002 to be 1.7% and inflation to be 4.5%. These estimates may not prove to be accurate. Economic conditions in Mexico are heavily influenced by conditions in the United States. If the U.S. economy does not recover, Mexican economic growth will be adversely affected.

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

     Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations

         We are affected by fluctuations in the value of the peso because a significant portion of our financial assets (14.0% at December 31, 2001) and our indebtedness (74.4% at December 31, 2001) is denominated in foreign currencies, principally U.S. dollars. We have generally had more foreign currency-denominated assets than liabilities, so we report exchange gains when the peso depreciates and exchange losses when the peso appreciates.

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

     High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

         Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999, 8.9% for 2000 and 4.4% for 2001.
Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 24.5% in 1998, 21.4% in 1999, 15.3% in 2000 and 11.3% in 2001. On May 31, 2002, the
28-day Cetes rate was 6.6%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

     Political events in Mexico could affect Mexican economic policy and our operations

         The Mexican national elections held in July 2000 ended 71 years of rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party or PRI) with the election of president Vicente Fox, a member of the Partido Accion Nacional (National Action Party or PAN). The elections resulted in increased representation by opposition parties in mayoral, gubernatorial, and legislative positions throughout Mexico. Neither the PRI nor the PAN currently has a majority in the Congress or Senate.

         Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could have a material adverse effect on our operations. In addition, the lack of a majority party in the legislature and the lack of political alignment between the legislature and the presidency has resulted in deadlock that could prevent the timely implementation of economic policy, which in turn could have a material adverse effect on the Mexican economy and on our business.

     Mexican taxes on services we offer could affect our results of operations

         Legislation adopted in 2002 imposes a special 10% tax applicable to certain telecommunications services, which may be passed on to customers. Special taxes on the services we provide could be imposed, as have been imposed on other telecommunications services. If a tax of this nature were applied to us or to the services we provide, it could adversely affect our business and our results of operations.

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

         In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. In recent months, prices of Mexican securities have been adversely affected by the economic crisis in Argentina. If the current economic situation in Argentina continues to deteriorate, or if adverse economic or political events occur in other emerging market countries, there can be no assurance that the market value of our securities would not be adversely affected.

Item 4.  Information on the Company

                                   THE COMPANY

         We are the leading provider of wireless communications services in Mexico. Through our subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trademark "Telcel," we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 34% of the geographical area of Mexico, including all major cities, and approximately 90% of Mexico's population. As of March 31, 2002, Telcel had 17.9 million subscribers.

         We have subsidiaries in the telecommunications sector in Guatemala, Ecuador, Brazil, Colombia, Argentina, the United States and Mexico. We recently acquired control of Telecom Americas, a joint venture formed in November 2000 between us, Bell Canada International Inc. (BCI) and SBC International, Inc.
(SBCI), Telecom Americas has interests in four wireless operators in Brazil. In May 2002, we agreed to acquire BCI's interest in Telecom Americas, and in June 2002, we exercised an option to acquire SBCI's interest in Telecom Americas. We acquired Comcel and Occel, Colombian wireless operators, from Telecom Americas in February 2002. As of March 31, 2002, we had a total subscriber base of 27.4 million. See "Mexican Operations," "Non-Mexican Operations" and "Telecom Americas."

         America Movil, S.A. de C.V. is a sociedad anonima de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anahuac, 11320, Mexico D.F., Mexico. The telephone number of America Movil at this location is (5255) 2581-4411.

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

         Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the cities of Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey and the Mexico City metropolitan area, and in 1990 Telcel began offering cellular services in all nine regions in Mexico.

         In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico. Telcel launched PCS service in Mexico City in 1999 and currently offers the service in all nine regions.

         Our international subsidiaries and our investments in Telecom Americas and our other international affiliates were acquired during 1999, 2000 and 2001. See "Mexican Operations," "Non-Mexican Operations," "Telecom Americas" and "Other Investments."

Major Subsidiaries and Affiliates

         The tables below and the diagram that follows set forth our major subsidiaries and affiliates as of June 30, 2002.

                                                                                 Jurisdiction of  Ownership
Name of Company                                                                  Establishment    Interest(1)
---------------                                                                  -------------    -----------
 Sercotel, S.A. de C.V. .....................................................     Mexico             100.0%
     Inmobiliaria los Cantaros, S.A. de C.V. ................................     Mexico             100.0
     AM Treasury, LLC .......................................................     Delaware           100.0
     Radiomovil Dipsa, S.A. de C.V. .........................................     Mexico             100.0
          SubDipsa Treasury LLC .............................................     Delaware           100.0
     TracFone Wireless, Inc. ................................................     Florida             97.8
     Occidente y Caribe Celular S.A. (Occel) ................................     Colombia            95.5
     Comunicacion Celular S.A. (Comcel) .....................................     Colombia            94.6
     Telecomunicaciones de Guatemala, S.A. ..................................     Guatemala           94.4
          Servicios de Comunicaciones Personales Inalambricas, S.A. .........     Guatemala           94.4
     Speedy Movil, S.A. de C.V. .............................................     Mexico              85.0
     Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL ..............     Ecuador             80.6
     Techtel--LMDS Comunicaciones Interactivas, S.A. ........................     Argentina           60.0
     Telstar, S.A. ..........................................................     Uruguay             60.0
     Telecom Americas Ltd(2). ...............................................     Bermuda             52.8
     CompUSA, Inc. ..........................................................     Delaware            49.0

-------------
(1) Percentage of equity owned by America Movil directly or indirectly through subsidiaries or affiliates.
(2) Following the closing of our acquisitions of BCI's and SBCI's interests and capital contributions currently being made, we will hold a 94.5% interest in Telecom Americas.

         The table below sets forth the major subsidiaries held by Telecom Americas as of June 30, 2002.


                                                                                    Jurisdiction of  Economic
Name of Company                                                                     Establishment    Interest(1)
---------------                                                                     -------------    -----------
ATL--Algar Telecom Leste S.A.(2) ...............................................       Brazil           100.0%
Tess S.A.(3) ...................................................................       Brazil           100.0
Americel S.A.(4) ...............................................................       Brazil            77.4
Telet S.A.(4) ..................................................................       Brazil            77.5

------------
(1) Economic interest of Telecom Americas, including shares owned directly or indirectly and shares subject to options or other contractual rights (which may be subject to regulatory or other conditions) in favor of Telecom Americas.
(2) Telecom Americas holds a 19.9% voting interest in the holding company through which it holds its interests in ATL. SBCI indirectly holds a controlling voting interest in this holding company.
(3)  Telecom Americas indirectly holds a 19.9% voting interest in Tess.
(4) Telecom Americas holds a 19.9% voting interest in the holding company through which it holds its interests in Americel and Telet. BCE Inc. indirectly holds a controlling voting interest in this holding company.

                             [GRAPHIC REMOVED HERE]

                               MEXICAN OPERATIONS

         Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2001, Telcel's cellular network covered 34% of the geographical area of Mexico, including all major cities, and 89.9% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band D) radio spectrums. As of March 31, 2002, Telcel had 17.9 million cellular subscribers and, according to Cofetel, an approximately 78% share of the Mexican wireless market. Approximately 20% of Telcel's cellular subscribers are located in the Mexico City area.

         In 2001, Telcel had revenues of Ps.32,268 million, representing 78.0% of the consolidated revenues of America Movil for such period, and net income of Ps.1,949 million. At December 31, 2001, Telcel had total assets of Ps.51,642 million, representing 55.7% of the total assets of America Movil as of such date.

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

         The following table sets forth information on Telcel's subscriber base, coverage and related matters at the dates and for the periods indicated:

                                                                            December 31,
                                               ------------------------------------------------------------------------
                                                  1997           1998            1999           2000           2001
                                               ------------------------------------------------------------------------
Revenues(1) .................................. Ps.   6,252    Ps.  10,043       Ps.14,760    Ps.  23,531    Ps.  32,268
Average monthly revenues per subscriber
   during preceding 12 months(2) .............         550            475             295            223            183
Net income(1) ................................         229          1,972           3,011          2,100          1,949
Total assets .................................       6,961         10,595          18,048         63,287         51,642
Cellular lines in service (thousands):
     Prepaid subscribers .....................         661          1,465           4,450          9,488         15,806
     Postpaid subscribers ....................         452            648             822            974          1,160
         Total ...............................       1,113          2,113           5,272         10,462         16,965
Subscriber growth during preceding
   12 months .................................        69.3%          89.8%          149.4%          98.4%          62.2%
Cellular penetration(3) ......................         1.2%           2.2%            5.4%          10.7%          16.9%
Percentage of population covered(4) ..........        80.2%          80.6%           82.3%          86.3%          89.9%
Average monthly minutes of use per
   subscriber during preceding 12 months .....         100             96              90             86             73
Cellular call minutes for the preceding 12
   months (millions) .........................       1,026          1,784           3,513          7,891         11,677
Employees ....................................       1,966          2,532           4,510          6,452          7,644

-----------
(1) In millions of constant pesos as of December 31, 2001.
(2) In constant pesos as of December 31, 2001.
(3) Number of Telcel cellular lines in service divided by the population of Mexico.
(4) Percentage of population that can access Telcel's cellular telephone signal.

         The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, the Federal Telecommunications Commission (Comision Federal de Telecomunicaciones or Cofetel) and the Federal Competition Commission (Comision Federal de Competencia or COFECO). The Communications Ministry is part of the executive branch of the

Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. COFECO is an independent agency of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Telecommunications Regulations adopted under such law, the Federal Law of Telecommunications, the Federal Economic Competition Law and the concessions and license agreements granted by the Communications Ministry. See "--Regulation."

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

         Telcel's postpaid plans include the following charges:

         o monthly charges, which usually include a number of free minutes of use,

         o usage charges, for usage in excess of the specified number of minutes included in the monthly charge, and

         o additional charges, including charges for voicemail, caller ID, call waiting, call blocking and general information.

         Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In 2001, approximately 39% of Telcel's operating revenues were derived from postpaid customers of Telcel.

         Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans did not increase in 2000 or in 2001, and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10 p.m. to 7 a.m. during the week, and anytime on weekends) are less expensive than calls made during the remaining, or peak, hours.

         Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001 and short message services (SMS) in January 2002. Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children. In 2001, approximately 61% of Telcel's operating revenues were generated by prepaid customers of Telcel.

         The number of Telcel's prepaid customers grew by 67% in the 12-month period ended December 31, 2001, compared with a growth rate of 19% in postpaid subscribers. Telcel believes the prepaid market represents a large and growing under-penetrated market and an opportunity to improve margins because compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower cost to acquire subscribers and no billing costs, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

         Mexico uses the "calling party pays" system for cellular service, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so.

     Data Services

         Message services

         Telcel began to offer data services in the form of one-way short message services (SMS) to its postpaid customers in April 1998. SMS offers a one-way paging service as well as a variety of information services pre-selected by customers, including weather reports, financial quotes and entertainment news. In 2002, Telcel began to offer two-way paging services, allowing its prepaid and postpaid customers to send and receive short text messages using TDMA and GSM technology.

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

         Telcel launched its WAP gateway for the major cities in all nine regions in Mexico in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, a variety of reservation and other types of electronic commerce services. In September 2001, Telcel introduced its Datum Internet website, allowing customers to access various services such as e-mail and financial news through a PDA connected to a wireless modem.

         Data transmission

         In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions. As of November 2001, these services were available to Telcel's prepaid customers. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

         Telcel's CDPD services are able to accommodate such industry-specific applications as:

o Telemetry--Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control.

           Telemetry can also be applied in medicine to monitor patients within and away from the hospital.

         o Wireless credit card validation--Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.

         o Dispatch applications--Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.

         o Public safety applications--States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.

         o Automated vehicle location--Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

         Telcel began to offer circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its new GSM network. Telcel plans to extend its GPRS services to prepaid users in the second half of 2002. See "--Wireless Network."

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

         Telcel has entered into interconnection agreements with Telmex and other service providers in connection with its TDMA network, and expects to enter into similar agreements in connection with its new GSM network shortly. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "--Regulation--Interconnection."

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

         Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers a free or subsidized handset when they subscribe, which the postpaid customers may keep when their service agreement expires.

         Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

Sales and Distribution

         Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2001, approximately 89% of Telcel's sales of handsets were generated by the cellular distributors, with approximately 10% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts.

         Telcel has relationships with a broad network of approximately 875 exclusive distributors, who sell Telcel's services and products. For postpaid services, a distributor receives a first commission each time a new customer is signed up and another commission if the customer stays for a specific period. For prepaid services, a distributor receives either a first commission followed by another commission each time a customer recharges his account with a prepaid card (after three recharges) or a commission representing the remaining profit between the retail price and the customer price, depending on the type of plan sold. Distributors receive an additional commission under all plans based on the volume of sales registered. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

         Telcel's company-owned retail stores offer one-stop-shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 121 customer sales and service centers throughout the nine regions and will continue to open new service centers in order to offer its products directly to subscribers in more effective ways.

         In addition, Telcel distributes prepaid cards and handsets, the latter as part of "Amigo kits" consisting of handsets and free airtime ranging from 20 to 200 minutes, through distributors that include Telmex and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the commercial terms given to other cellular distributors.

         To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

         Telcel is currently developing a project to sell and distribute its products and services over the Internet, and began to offer the Amigo Kit package of handsets and accessories on its website in January 2001.

Billing and Collection

         Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel's Internet website.

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

Customer Service

         Telcel places a high priority on providing its customers with quality customer care and support. Approximately 60% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services.

Wireless Network

         Telcel's wireless networks use both analog and digital technologies. As a proportion of total traffic, digital traffic measured 61.8% in March 2002. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra, and expects to launch a new network using global system for mobile communications
(GSM) digital technology in the 1900 megahertz (Band B) frequency spectrum in the second half of 2002. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. Compared to analog technology, TDMA makes voice signals harder to intercept, increases traffic volume and offers improved voice quality. GSM is a digital standard used in Europe, North America and elsewhere. Compared to TDMA, GSM provides access to a better developed path toward third generation wireless technologies and, because it is so widely used, faster availability of new products and services and a wider variety of suppliers. CDMA is an alternative digital technology that divides radio spectrum using codes, rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum, but it is less mature and less well supported by suppliers and the path from CDMA to third generation technologies is not as developed as for GSM.

         In the fourth quarter of 2000, Telcel introduced data services based on CDPD technology that is designed to improve data transmission services on its TDMA network and to bridge the gap between second and third generation wireless technologies. In the second half of 2002, Telcel plans to offer GPRS data services through its new GSM network.

    Analog and digital technologies

         Telcel offers both analog and digital cellular service. Digital service is currently provided using the TDMA service standard and is expected to be provided using the GSM service standard in the second half of 2002. Telcel believes that digital technology offers many advantages over analog technology, including substantially increased network capacity, greater call privacy, enhanced services and features, lower operating costs, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. Digital service also enables Telcel to provide added benefits and services to its customers, including SMS, extended battery life and caller ID.

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

         At December 31, 2001, 100% of Telcel's total network traffic used TDMA digital cellular service. Telcel uses digital switches and transmission equipment, and is in the process of digitalizing its traffic channels. All of Telcel's radio bases are currently equipped with both digital and analog traffic channels, and Telcel is in the process of converting its radio bases to use digital traffic channels only. Converting from analog to digital service requires the subscriber to purchase a dual-mode handset that costs approximately U.S.$125 to U.S.$400. Telcel sells some digital handsets below cost to induce subscribers to convert from analog to digital service.

     TDMA network

         Telcel currently uses TDMA technology for its digital network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel.

     GSM Network

         Ericsson has agreed with Telcel to build, install and transfer to Telcel a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico. The first phase of the new network is scheduled to be in commercial operation in the second half of 2002. The new GSM network will allow Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

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

     GPRS technology

         General packet radio services (GPRS) is a system for the transmission of data in packets using the GSM platform. It allows for the high-speed transmission of information and accommodates a variety of handsets, offering some third generation services but using different bands, hardware and software. GPRS allows GSM operators to offer new Internet protocol services and provide more attractive Wireless Internet Applications to a wide group of users. It offers customers efficient access to the Internet, allowing several users to share the same air-interface resources. Operators using GPRS are able to charge their customers based on the amount of transferred data rather than airtime, making GPRS a more attractive option for short transmissions of data. GPRS is similar to the CDPD technology offered through Telcel's TDMA network, but it allows greater capacity than CDPD. Together with CSD and HSCSD services, GPRS services will allow Telcel's GSM to select data services suited to their specific needs.

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

         Telcel is considering choosing enhanced data rates for global evolution
(EDGE) as the intergeneration wireless architecture that will facilitate its ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgradetheir equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at higher speeds and in more places. EDGE is currently being developed by Ericsson, Nokia, Nortel, Lucent and Motorola.

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

         As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies, and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel.

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

Property

         Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or "cells"), microcells (small cells covered by low-power base stations) and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). At December 31, 2001, Telcel owned and operated 114 customer sales and service centers, a total of 3,147 radio base stations, 65 repeaters and 56 switching centers. Telcel owns certain properties for commercial and administrative offices and the installation of some of its equipment, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

         Telcel currently relies on Ericsson for the supply of more than 70% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from Nokia, Brightpoint, Ericsson, Motorola, Brightstar and Cellular Express.

Competition

         Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless and Vodafone, four regional operators controlled by Telefonica S.A., Pegaso Comunicaciones y Sistemas, S.A. de C.V., and Operadora Unefon, S.A. de C.V. According to Cofetel, Telcel's share of the Mexican cellular market was approximately 77.6% at March 31, 2002.

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

     General

         The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law, and only those provisions of the General Communications Law not opposed to the Telecommunications Law remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

         Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

         The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

         In October 2001, the Mexican Congress announced the beginning of a process to reform the Federal Telecommunications Law. Some of the proposals that have been discussed, such as strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition, could have a material effect on our operations. We are unable to predict whether or when such amendments may be implemented and, if implemented, their effect on our business.

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

         The Telecommunications Law gives certain rights to the Government in its relations with concessionaires, including the right to take over the management of Telecel's networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The General Communications Law also provides that Telcel may not sell or transfer any of its assets unless it gives the Government a right of first refusal. If the Government declines to exercise its right, Telcel's unions also have a right of first refusal.

         The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Law of Economic Competition, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

     Rates

         The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose their rates for cellular service to the Communications Ministry. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

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

     Service Quality Requirements

         The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems, as a result of which Cofetel adopted a resolution giving cellular users certain bonus time during April and May of 2000. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel.

     Competition

         The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

     Interconnection

         Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, the Communications Ministry may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our cellular line is Ps.1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is Ps.0.31 per minute.

     Termination of the Concessions

         The General Communications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the General Communications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

         o failure to expand telephone services at the rate specified in the concession;

         o interruption of all or a material part of the services provided by Telcel;

         o transfer or assignment without Ministry approval of the concession or any asset used to provide service;

         o violation of the prohibition against ownership of shares of Telcel by foreign states;

         o any material modification of the nature of Telcel's services without prior Ministry approval; and

         o breach of certain other obligations under the General Communications Law.

         In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

         o a material and continuing violation of any of the conditions set forth in the concessions;

         o material failure to meet any of the service expansion requirements under the concessions;

         o material failure to meet any of the requirements under the concession for improvement in the quality of service;

         o engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;

         o following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or

         o bankruptcy of Telcel.

The General Communications Law provides that in the event of early termination of one of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is doubt as to whether the provisions of the concessions and the Telecommunications Regulations regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

Speedy Movil

         Speedy Movil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments. We own an 85% interest in Speedy Movil, and Ericsson owns the remaining 15% interest. Under the terms of a joint venture agreement with Ericsson, we are committed to provide U.S.$8.5 million in capital contributions to the company as its needs arise, of which we have contributed nearly U.S.$3.5 million.

         In addition to developing mobile data applications, Speedy Movil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Movil's operations.

                             NON-MEXICAN OPERATIONS

         We have subsidiaries in the telecommunications sector in Guatemala, Colombia, Ecuador, the United States, Argentina and Uruguay. Our principal subsidiaries are described below. The revenues of our subsidiaries other than Telcel represented 21.9% of our consolidated revenues for 2001.

         In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

         The following table sets forth financial and operating information for our non-Mexican operations for the periods indicated:

                                                                       December 31,
                                                             ---------------------------------
                                                             1999           2000          2001
                                                             ----           ----          ----
Telgua
    Combined revenues(1) .............................. Ps. 2,566      Ps. 3,605     Ps. 4,009
    Average monthly revenues per subscriber during
       preceding 12 months(2) .........................       261            219           150
    Combined net income(1) ............................      (600)           (29)          446
    Total assets(1) ...................................     8,096          7,763         9,039
    Lines in service (thousands):
       Fixed ..........................................       571            647           715
       Cellular .......................................        76            261           420
       Prepaid ........................................        17            179           371
       Postpaid .......................................        58             82            49
    Employees
       Fixed ..........................................     3,650          3,209         2,844
       Cellular .......................................       136            325           361

Comcel and Occel
    Combined revenues(1) ..............................     2,162          1,897         2,695
    Average monthly revenues per subscriber during
       preceding 12 months(2) .........................       247            198           137
    Combined net income(1) ............................    (1,899)        (1,667)         (915)
    Total assets(1) ...................................     9,408          9,509         9,445
    Cellular lines in service (thousands):
       Prepaid ........................................       321            740         1,451
       Postpaid .......................................       429            290           433
    Employees .........................................     1,381          1,342         1,207

Conecel
    Revenues(1) .......................................       698            359           776
    Average monthly revenues per subscriber during
       preceding 12 months(2) .........................       276            145           127
    Combined net income(1) ............................      (698)          (285)          (83)
    Total assets(1) ...................................     2,409          1,697         1,813
    Cellular lines in service (thousands):
       Prepaid ........................................       131            207            66
       Postpaid .......................................        67             48           418
    Employees .........................................       906            885           878

----------------
(1)  In millions of constant pesos as of December 31, 2001.
(2)  In constant pesos as of December 31, 2001.


                                                                       December 31,
                                                             ---------------------------------
                                                             1999          2000           2001
                                                             ----          ----           ----
TracFone
    Revenues(1) ............................................  943         1,883          3,981
    Average monthly revenues per subscriber during
       preceding 12 months(2) ..............................  349           301            190
    Net income(1) .......................................... (357)       (1,912)        (1,285)
    Total assets(1) ....................................... 1,205         1,970          1,359
    Cellular lines in service (thousands):
       Prepaid ............................................   234         1,136          1,913
    Employees ..............................................  572         1,128            646

Techtel
    Revenues(1) ............................................  6.3          27.3          140.6
    Net income(1) ..........................................  (44)         (148)          (667)
    Total assets(1) ........................................  374         1,115          1,237
    Employees ..............................................   43           249            342

----------------
(1)  In millions of constant pesos as of December 31, 2001.
(2)  In constant pesos as of December 31, 2001.

Telgua

         Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own 94.4% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders. We use the term "Telgua" below to refer to Telgua and the affiliates together.

         Business and strategy. At March 31, 2002, Telgua had approximately 741,400 fixed-line subscribers, representing approximately 6.3 lines per 100 inhabitants and a market share of approximately 96.1%.

         Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom). Sercom's cellular network uses CDMA digital technology and covers approximately 68% of its population. At March 31, 2002, Sercom had approximately 458,000 wireless subscribers, representing a market share of approximately 42.8%. Sercom invested approximately U.S.$65.2 million to expand its wireless network in 2000 and approximately U.S.$47.7 million in 2001.

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

         Competition. Telgua continues to be the principal provider of fixed-line services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel), Telefonica of Spain and BellSouth.

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

Comcel and Occel

         Comunicacion Celular S.A. (Comcel) and Occidente y Caribe Celular S.A. (Occel) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country and Occel in the western region. We acquired our interests in Comcel and Occel in 2002 from Telecom Americas and certain other shareholders and increased them to their present levels through a series of capitalized investments in 2002. Currently, we hold a 94.6% interest in Comcel and a 95.5% interest in Occel. Occel operates under the "Comcel" brand, and we use the term "Comcel" below to refer to Comcel and Occel together.

         Business and strategy. Comcel's network uses analog and TDMA digital technology and covers approximately 72% of Colombia's population. At March 31, 2002, Comcel had approximately 2.1 million subscribers and believed it had a 67% share of the wireless market in the regions in which it operates.

         Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarket chains such as Exito and Carrefour for the distribution of all of Comcel's basic products as well as the provision of technical service and assistance. The Amigo prepaid card is available in various chain stores nationwide. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

         Competition. Comcel is one of only two cellular service providers in each of the eastern and western regions of Colombia and competes with BellSouth. Comcel also competes with traditional fixed-line telephone service operators, including Empresa de Telecomunicaciones de Santa Fe de Bogota and Empresa Nacional de Telecommunicaciones in the eastern region, and Empresas Publicas de Medellin, Empresas de Telecomunicaciones de Cali S.A. E.S.P. and Empresas Municipales de Cali in the western region. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

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

Conecel

         Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000, and gave the other investors the right to sell to us up to 50%, 75% and 95% of their shares during specified periods following the second, fourth and sixth anniversaries of our acquisition, subject to certain conditions. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%.

         Business and strategy. Conecel's cellular network uses TDMA digital technology and covers approximately 77% of the geographical area of Ecuador and approximately 85% of its population. At March 31, 2002, Conecel had approximately 546,000 subscribers, representing a 57% share of the Ecuadorian wireless market.

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

         Conecel aims to expand its coverage to 75% of the geographical area of Ecuador by the end of 2001 by building out its network first in areas already covered by its competitors and then in areas not currently covered by any provider. Conecel has budgeted capital expenditures of approximately U.S.$36.2 million in 2001 to finance the installation of 35 new cell sites and one new switching center.

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

         Andinatel S.A. and Pacifitel S.A. hold exclusive concessions for the provision of fixed-line telephone services in Ecuador. The Ecuadorian government is expected to privatize these companies or open them to private investment in the near future.

         Regulatory environment. Beginning in 1995, the government of Ecuador undertook a comprehensive reform of Ecuador's telecommunications sector adopting new laws that provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Emetel, the former state telecommunications monopoly. The new laws established:

         o the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or Conatel), which is responsible for policy-making in the telecommunications area;

         o the National Telecommunications Secretariat (Secretaria Nacional de Telecomunicaciones), which is responsible for executing Conatel's resolutions; and

         o the Telecommunications Agency (Superintendencia de
           Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions.

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

TracFone

         TracFone Wireless, Inc., formerly Topp Telecom, Inc., is engaged in the sale and distribution of prepaid wireless phones and wireless service throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 97.8% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

         Business and Strategy. TracFone currently offers its prepaid telephone cards and wireless handsets throughout the United States using an extensive distribution network. At March 31, 2002, TracFone had approximately 1.9 million subscribers and an estimated 17.4% share of the U.S. prepaid cellular market. TracFone's subscriber base increased more than 68.4% in 2001. In 2002, subscriber growth is lower as a result of an improving focus on profitability over growth in subscribers, and the number of subscribers declined in the first quarter of 2002.

         TracFone does not own any wireless telecommunications facilities or hold any licenses. The company purchases cellular airtime for resale in the form of prepaid cards or codes under the terms of approximately 42 agreements with the principal U.S. national cellular service providers, including Verizon Wireless, Cingular Wireless and ALLTEL. Through these agreements, TracFone is able to offer nationwide wireless coverage.

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

         TracFone sells handsets through a variety of major U.S. retail stores and sells its prepaid cards through approximately 50,000 large- and medium-sized independent retailers throughout the United States.

         TracFone expects that the U.S. prepaid wireless market will grow significantly in the future, and it aims to grow its subscriber base and increase its market share by taking advantage of its nationwide coverage and broad distribution network. TracFone's strategy is to maintain low prices for its handsets and airtime, offering competitive value to its target markets, which include low-income and teenage customers.

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

Techtel

         Techtel-LMDS Comunicaciones Interactivas, S.A. operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001.

         We own a 60% interest in Techtel through a company in which the remaining interest is owned by an affiliate of Techint Compania Tecnica Internacional S.A.C.I., one of Argentina's largest industrial groups. We acquired our interest pursuant to the February 2002 reorganization of Telecom Americas.

         Business and strategy. Techtel's data network covers Argentina's eight major metropolitan areas and approximately 50% of its population. Techtel's voice network covers 43 cities.

         Techtel's strategic objective is to establish itself in Argentina's long-distance voice services market, where it launched long-distance voice services in December 2000. In 2001, Techtel invested approximately U.S.$68 million in capital expenditures for the build-out of its domestic and international network, including 16,340 kilometers of fiber optics and LMDS connection, of which 14,332 kilometers are fully operational. America Movil contributed U.S.$28.2 million to Techtel in 2001, which, together with funds contributed by a subsidiary of Techint, funded Techtel's capital expenditure plan for 2001. We expect Techtel to be adversely affected by the current economic climate in Argentina.

         Competition. Techtel's principal competitors are Telefonica de Argentina S.A. and Telecom S.A., both of which provide data and video services, as well as local and long-distance fixed-line voice services. In addition, a number of new competitors are entering the Argentine market for local and long-distance voice services, including Movicom and CTI, the first cellular companies to obtain general licenses for voice services. Other data services providers, such as Impsat, Comsat and Metrored, compete with Techtel in the long distance market principally through small shares of the business segment.

         Regulatory environment. In 1990, the government of Argentina granted Telefonica de Argentina S.A. and Telecom S.A. the exclusive right to provide local and long-distance fixed-line services, following the privatization of Entel, the former state-owned telecommunications company. In 1998, the government announced a timetable for the entry of additional telecommunications services providers, giving the Communications Secretariat (Secretaria de Comunicaciones) the power to grant and regulate telecommunications licenses. In November 1999, Movicom and CTI were granted entry into the market, and in November 2000 the Argentine telecommunications market was opened to any interested participant, subject to the licensing terms and conditions set out by the Communications Secretariat. The National Communications Commission (Comision Nacional de Comunicaciones) is responsible for general regulatory oversight of the communications sector. The Communications Secretariat grants licenses to service providers, and each of the Communications Secretariat and the National Communications Commission may issue technical and administrative regulations.

         Concessions and licenses. Techtel holds licenses to offer data transmission, video-conferencing and local and long-distance fixed-line voice telecommunications services as well as to provide radio signal transmission service throughout Argentina. Techtel is authorized to operate on the 38 gigahertz (Band G) radio spectrum in the Buenos Aires region, on the 10.5 gigahertz (Band A) radio spectrum in certain other metropolitan areas of Argentina and on the 28 gigahertz (Band A) radio spectrum throughout Argentina. These licenses and authorizations were granted by the Secretary of Communications and do not have termination dates. Under the terms of its licenses and authorizations,

Techtel has committed to certain investment targets for network development and other undertakings, and as of the date of this prospectus Techtel is complying with these commitments.

Telstar

         Telstar S.A. is building an LMDS network to provide data transmission services in Montevideo, Uruguay. We own a 60% interest in Telstar through the same company that holds Techtel. We acquired our interest pursuant to the February 2002 reorganization of Telecom Americas.

         Telstar holds a non-exclusive license to install and operate a wireless broadband network throughout Uruguay to provide data transmission services. Telstar is authorized to operate on the 10.5 gigahertz (Band A) radio spectrum. Telstar has paid the monthly charges required under the terms of its license and authorization for 2000 and 2001. Jointly with other telecommunications providers in Uruguay, Telstar filed a petition for the reduction of these monthly charges with Uruguay regulatory authorities in 2002 and is currently awaiting a response. Telstar's payments of such monthly charges for 2002 are not due until the matter is resolved.

                                TELECOM AMERICAS

         Telecom Americas Ltd. owns investments in four operating companies in the wireless telecommunications sector in Brazil. Telecom Americas is currently owned 52.8% by America Movil, 32.2% by Bell Canada International Inc. (BCI), 9.1% by SBC International, Inc. (SBCI) and 5.7% by a financial investor. BCI is a subsidiary of BCE Inc., Canada's largest telecommunications company, and SBCI is a subsidiary of SBC Communications Inc., a global communications company operating in the United States and 19 other countries worldwide. We agreed to acquire BCI's interest in Telecom Americas in May 2002, and exercised an option to acquire SBCI's interest in Telecom Americas in June 2002. We expect the SBCI transaction to close in July 2002 and the BCI transaction to close in August 2002. Pursuant to amendments to the Telecom Americas shareholders' agreement that we entered into concurrently with the agreement to acquire BCI's shares, we have effective control over Telecom Americas.

History

         Telecom Americas was established as a joint venture in November 2000. Under the joint venture agreement:

         o America Movil contributed to Telecom Americas its 25% interest in ATL-Algar Telecom Leste S.A., a Brazilian Band B wireless operator, and approximately U.S.$1.17 billion in promissory notes. In addition, we agreed to contribute our interests in Techtel-LMDS Comunicaciones Interactivas S.A. and Telstar S.A., broadband wireless operators in Argentina. These interests were contributed in August 2001.

         o BCI contributed to Telecom Americas its economic interests in Comcel and Occel; Americel S.A. and Telet S.A., Brazilian Band B wireless operators; Canbras Communications Corp., a Brazilian cable television and Internet access service provider; and Genesis Telecom, C.A., a Venezuelan broadband wireless operator. In addition, BCI contributed approximately U.S.$964 million in promissory notes.

         o SBCI contributed to Telecom Americas its 25% economic interest in ATL.

         In a series of transactions in 2001:

         o Telecom Americas increased its economic ownership interests in each of Americel and Telet to 77.4% and 77.5%, respectively.

         o Telecom Americas acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., a Brazilian Band B wireless operator in the state of Sao Paulo.

         Telecom Americas was reorganized in February 2002. In concurrent transactions:

         o We acquired Telecom Americas' 77.1% interest in Comcel and Occel.

         o We paid U.S.$80 million in cash.

         o We sold our 50% interest in ATL to Telecom Americas.

         o BCI acquired Telecom Americas' 75.6% interest in Canbras.

         o We acquired Telecom Americas' interest in Techtel and Telstar.

         o Telecom Americas transferred its 59% interest in Genesis equally to BCI and America Movil.

         In January 2002, SBCI granted us an option to acquire its interest in Telecom Americas. We acquired this as part of a transaction in which we sold our 50% interest in Cellular Communications of

Puerto Rico, Inc. to SBCI. The exercise of our option to acquire SBCI's interest in Telecom Americas does not entail the payment of any further consideration on our part. We exercised the option in June 2002 and expect to acquire the shares in July 2002.

         In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing 6.9% of the capital stock of Telecom Americas at the time of issuance. The preferred shares may be converted to common shares at the holder's option at any time. The preferred shares are entitled to dividends per share equal to 1.5 times the amount of any dividends per share declared on the common shares, and to preference over the common shares in the return of capital upon liquidation up to an aggregate amount of U.S.$300 million. The preferred shares have no voting rights and no right to representation on the board of directors. A holder has the right to require that its shares be included for sale in a registered offering by Telecom Americas, including demand registration rights exercisable beginning in 2006, and in some circumstances to require that its shares be included if we sell more than 20% of the shares of Telecom Americas. Holders have the right to sell half of the shares to us beginning in 2006 at a price based on the amount of the liquidation preference for such shares plus interest at a nominal interest rate, and we have the right to acquire half of the shares beginning in 2006 at the same price.

         In May 2002, we agreed to acquire all of BCI's shares of Telecom Americas for cash and a note. The cash payment is U.S.$150 million, discounted if the closing occurs before October 1, 2002. If the closing occurs in August, it will be approximately U.S.$146 million. The note will be for U.S.$220 million and will be payable in March 2003, without interest. Following the closing of this transaction and capital contributions currently being made, America Movil will have a 94.5% interest in Telecom Americas.

         BCI is seeking approval for the transaction from its shareholders and the holders of certain debt securities, and it is seeking a court order approving a plan of arrangement under which BCI will dispose of all its assets, including the Telecom Americas shares, and ultimately liquidate. The conditions precedent to closing of the transaction include, in addition to customary matters, a court order approving the sale. We understand that it may be possible for this condition to be satisfied in time for a closing in late July or early August 2002, but that there can be no assurances in this regard.

          The shares we are acquiring are held as collateral by lenders to BCI under its principal bank financing, which matures on August 9, 2002. If our purchase of the shares from BCI does not close by the time the syndicated loan matures, the lenders will be contractually entitled to enforce their security interest in the shares. We have entered into an option agreement with the lenders under this facility, which provides that if they obtain title to the BCI shares, they are entitled to require us to purchase the shares. If the option is exercised on or prior to March 1, 2003, the consideration will be substantially the same as under our purchase agreement with BCI. If the option is exercised after March 1 but before June 30, 2003, the consideration will be equal to the fair market value of the shares, but not less than the outstanding indebtedness under the loan facility or more than U.S.$370 million. The lenders' option will expire if it is not exercised on or before June 30, 2003, and after that date we will have the right to purchase the shares at fair market value, but not less than the outstanding indebtedness under the loan facility.

Business Overview

         Telecom Americas' wireless properties in Brazil include the Band B cellular operations of ATL, Tess, Telet and Americel. ATL operates in the states of Rio de Janeiro and Espirito Santo; Tess operates in the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo); Telet operates in the state of Rio Grande do Sul; and Americel operates in seven states in the central-west and northern regions of Brazil. As of March 31, 2002, these companies together served approximately 4.5 million subscribers and covered approximately 60.3 million licensed points of presence (POPs).

         The following table summarizes Telecom Americas' principal operating companies and certain related operating data as of March 31, 2002 and for the year ended December 31, 2001.

                                                                            Average
                                Estimated                     Average       Monthly
                                Licensed        Total       Minutes of      Revenues     Monthly
Company                           POPs       Subscribers   Use per Month   per User(1)   Churn(2)
-------                         ---------    -----------   -------------   -----------   --------
                                (millions)   (thousands)
 Brazil Wireless
     Tess ......................... 17.8         1,078           94          Ps.124.4       1.9%
     ATL .......................... 17.5         1,935          116             118.5       1.4%
     Telet ........................ 10.2           851           96             117.3       3.1%
     Americel ..................... 14.7           640          122             153.2       3.3%

----------------
(1)  Constant pesos as of December 31, 2001.
(2) Churnrates represent the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when customers fail to pay their bills), divided by the average number of customers during the period.

         Telecom Americas' principal operating companies are described below. Financial information provided for these operating companies has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2001.

ATL

         ATL-Algar Telecom Leste S.A. is the Band B cellular concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil. Telecom Americas indirectly holds a 100% economic interest in ATL. Telecom Americas' interest in ATL was acquired by Telmex and SBCI in January 2000. In August 2001, America Movil acquired the remaining economic interest in ATL from Williams Communications Group, Inc. for U.S.$398.4 million, payable in part in 2001 and in part in 2002. In the reorganization of Telecom Americas that closed on February 8, 2002, we transferred our interest in ATL to Telecom Americas. Algar Telecom S.A. holds a controlling voting interest in ATL, which Telecom Americas has the right to acquire upon the expiration or removal of certain Brazilian regulatory restrictions. In 2001, ATL had revenues of Ps.3,603.6 million and a net loss of Ps.1,307.9 million. At December 31, 2001, ATL had total assets of Ps.10,325.9 million.

         Business and strategy. ATL began operations in January 1999. ATL's cellular network uses TDMA digital technology and covers approximately 70% of the geographical area of Rio de Janeiro and 30% of the geographical area of Espirito Santo. ATL's network covers approximately 93% of the combined population of these states. At March 31, 2002, ATL had approximately 1.9 million subscribers and a 40% share of the wireless market in the states in which it operates. At March 31, 2002, ATL had 1,464 employees.

         ATL offers wireless voice services through a variety of rate plans. At March 31, 2002, prepaid subscribers accounted for approximately 84% of ATL's subscribers. ATL also offers additional services such as voicemail, call waiting, caller ID, conferencing services and short message services. ATL rolled out wireless Internet (WAP) and data transmission services in January 2001. ATL distributes its services and handsets through four large independent retailers (accounting for approximately 80% of handset sales), 274 independent dealers, 20 company stores and telemarketing. ATL also uses agents who work on commission to support its corporate customers.

         ATL's business strategy is to:

         o compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;

         o use lower costs as a competitive advantage for building and broadening its customer base; and

         o increase the prepaid subscriber base through mass market distribution and numerous points of sale.

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

         During the first half of 2001, the Brazilian authorities auctioned two PCS licenses for the 1800 megahertz radio spectrum, allowing new competitors to enter the market in early 2002. The Brazilian authorities are expected to auction a third such license at a future time to be announced. No bidders came forward for an attempted auction of the third PCS license in August 2001, when current operators were prohibited from bidding.

         Regulatory environment. In conjunction with the breakup and privatization of the Telecomunicacoes Brasileiras S.A.--Telebras telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, 10 cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebras breakup and that were subsequently auctioned to private enterprises. In 1997, Brazil revised its telecommunications code to promote competition among service providers and establish an independent regulatory agency, Agencia Nacional de Telecomunicacoes--ANATEL (Anatel), to regulate its telecommunications industry. Anatel issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. Anatel has the authority to grant concessions and licenses for public telecommunications services. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

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

Tess

         In April 2001, Telecom Americas, through its wholly owned subsidiary Telecom Americas Investments Ltd. (TAIL), acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., the Band B cellular concessionaire in the state of Sao Paulo (other than the city and metropolitan region of Sao Paulo). The majority of the voting shares of Tess is controlled by the Swedish telecommunications company Telia. In 2000, Tess had revenues of Ps.2,195.2 million and a net loss of Ps.1,545.7 million. In 2001, Tess had revenues of Ps.2,106.5 million and a net loss of Ps.1,707.2 million. At December 31, 2001, Tess had total assets of Ps.10,032.5 million.

         The purchase price for the Tess acquisition comprised U.S.$318.7 million in cash and U.S.$631.3 million in three-year promissory notes issued by TAIL. The promissory notes are payable in three equal installments, on the first, second and third anniversaries of the closing, and bear interest at LIBOR. The remaining principal amount of the TAIL notes is U.S.$420 million after the April 2002 payment. Half of the TAIL notes is guaranteed by America Movil, and we acquired these notes at a discount at the initial closing in April 2001. The other half of the TAIL notes is guaranteed by BCI. These notes were acquired during 2001 by certain affiliates of America Movil, which have agreed to release BCI from its guarantees in connection with the closing of our acquisition of BCI's interest in Telecom Americas.

         In connection with the acquisition, Telecom Americas also acquired an option to acquire control of the remaining voting interests in Tess. The option is subject to approval by the Brazilian regulatory agency Anatel for the transfer of control of Tess to Telecom Americas (or the absence of a requirement for such approval), or conversion of Tess' Band B cellular concession to a PCS (Servico Movel Pessoal) license in accordance with Anatel regulations. As part of the acquisition, Telecom Americas granted Bell South International, Inc. an option to purchase 50% of its interest in Tess. The option was not exercised by Bell South International, Inc., and expired in October 2001.

         Business and strategy. Tess began operations in January 1999. Tess' cellular network uses TDMA technology and covers approximately 13% of the geographical area for which it holds a concession in the state of Sao Paulo. Tess' network covers approximately 74% of the population of this area. At March 31, 2002, Tess had approximately 1.1 million subscribers and a 35% share of the wireless market in the state in which it operates. At March 31, 2002, Tess had 872 employees.

         Tess offers wireless voice services through a variety of rate plans. At March 31, 2002, prepaid subscribers accounted for approximately 87% of Tess' subscribers. Tess also offers additional value-added services such as voicemail, call waiting, caller ID, conferencing services and short message services. Tess introduced Wireless Internet Access data transmission service to corporate clients in August 2000, and made Wireless Internet (WAP) and data transmission service available to all subscribers in December 2000. Tess distributes its services and handsets through 19 large independent retailers (accounting for approximately 440 points of sale), 372 independent dealers, 12 company stores and telemarketing. Tess also uses agents who work on commission to support its corporate customers.

         Tess offers eighteen types of calling plans. Fifteen different plans are offered to postpaid customers, all but one requiring a 12-month contract. Three additional plans are offered exclusively to prepaid customers: "Plano Tess Pre-pago," "Plano Noturno" and "Plano Corporativo." Tess intends to introduce the "Plano Minutos" prepaid service in 2002, which will be a premium prepaid product featuring monthly automatic recharge. Currently, prepaid customers have several recharge options, including vouchers, bank ATMs, Tess calling card machines, payment by credit card and national lottery points of sale, where customers pay cash and receive a PIN number. Together, these options allow Tess's prepaid customers to easily recharge their prepaid account.

         Tess's business strategy is to:

         o compete with the other cellular providers in its service area based on both price and quality of customer service, with the goal of increasing market penetration;

         o use lower costs as a competitive advantage for building and broadening its customer base; and

         o increase the prepaid subscriber base through mass market distribution and numerous points of sale.

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

Americel

         Americel S.A. is a Band B cellular concessionaire operating in seven states in central-western Brazil, including the city of Brasilia, the capital of Brazil. Telecom Americas holds an indirect 77.4% economic interest in Americel. Telecom Americas' initial interest in Americel was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds. In 2000, Americel had revenues of Ps.1,126.7 million and a net loss of Ps.621.9 million. In 2001, Americel had revenues of Ps.1,345.5 million and a net loss of Ps.660.3 million. At December 31, 2001, Americel had total assets of Ps.4,092.9 million.

         Business and strategy. Americel's cellular network uses TDMA digital technology and covers approximately 67% of the population of the states in which it operates. At March 31, 2002, Americel had approximately 640,000 subscribers and a 23% share of the wireless market in the states in which it operates. At March 31, 2002, Americel had 648 employees.

         Americel offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. Americel's prepaid card, marketed under the brand name "Legal," is used by more than 65% of its prepaid customer base. Americel offers bundled prepaid products, which include handsets as well as airtime, and, for customers who already have their own handsets, prepaid airtime marketed under the brand name "Virou Legal." At March 31, 2002, prepaid subscribers accounted for approximately 83% of Americel's subscribers. Americel's strategy is to continue to expand its customer base through the build-out of its network.

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

Telet

         Telet S.A. is the Band B cellular concessionaire operating in the state of Rio Grande do Sul in Brazil. Telecom Americas holds a 77.5% economic interest in Telet. Telecom Americas' initial interest in Telet was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds. In 2000, Telet had revenues of Ps.1,104.9 million and a net loss of Ps.799.7 million. In 2001, Telet had revenues of Ps.1,375.5 million and a net loss of Ps.1,069.4 million. At December 31, 2001, Telet had total assets of Ps.5,669 million.

         Business and strategy. Telet began operations in February 1999. Telet's cellular network uses TDMA digital technology and covers approximately 17% of the geographical area of Rio Grande do Sul and approximately 86% of its population. At March 31, 2002, Telet had 851,000 subscribers and a 31% share of the wireless market in the state of Rio Grande do Sul. At March 31, 2002, Telet had 721 employees.

         Telet offers postpaid wireless services under the "Claro Digital" brand name, prepaid services under the "Claro Expresso" brand name, Internet service under the "Claro Net" brand name and international roaming service under the "Claro Mundi" brand name. At March 31, 2002, prepaid subscribers accounted for approximately 83% of Telet's subscribers. Telet also offers additional services such as voicemail, call waiting, three-way calling, call forwarding and call blocking. Telet's principal business strategy is to continue to expand its customer base through the build-out of its network.

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

                                Other Investments

         Our principal investments in affiliates other than our subsidiaries and Telecom Americas are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2001. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

CompUSA

         CompUSA, Inc. is a retailer of personal computing equipment based in Dallas, Texas. We own a 49% interest in CompUSA. Our interest in CompUSA was acquired in March 2000, following the completion of a tender offer in which Telmex and Grupo Sanborns, S.A. de C.V. acquired 100% of the capital stock of CompUSA. Sanborns is a subsidiary of Grupo Carso, S.A. de C.V., which is an affiliate of America Movil. The remaining interest in CompUSA is currently owned by Tenedora U.S., S.A. de C.V., a Mexican company spun off in February 2002 by Sanborns. In 2000, CompUSA had revenues of Ps.40,347 million and a net loss of Ps.471 million. In 2001, CompUSA had revenues of Ps.37,885.3 million and a net loss of Ps.955.1 million. At December 31, 2001, CompUSA had total assets of Ps.16,127 million.

         Business and strategy. CompUSA operates 217 CompUSA Computer Superstores in 90 metropolitan areas throughout the United States, spanning a total of 44 states. In addition, CompUSA operates eight "small market" concept stores, which are smaller stores offering products targeted to the communities in which they operate. At March 31, 2002, CompUSA had 14,006 employees.

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

Other

         Genesis. We own a 29.5% interest in Genesis Telecom, C.A., a broadband wireless operator in Venezuela. We acquired our direct interest in Genesis in the reorganization of Telecom Americas that closed on February 8, 2002, in which Telecom Americas transferred its 59.0% in Genesis equally to BCI and America Movil. Telecom Americas' interest in Genesis was acquired in November 2000 and was subsequently increased through capital contributions in 2001. Genesis has ceased operations and is in the process of winding up its affairs. We have fully written off our investment in Genesis. We provided loans to Genesis during 2001 and 2002 totaling U.S.$6.2 million for general working capital purposes, and expect to capitalize these loans in the near future.

         ARBROS. We own an indirect 24.9% interest in ARBROS Communications, Inc. and hold warrants to purchase additional shares, the exercise of which would increase our indirect interest to 45%. Our interest in ARBROS was acquired in a two-step transaction, the second step of which closed in July 2001. Since the July 2001 closing, ARBROS has continued to report substantial losses and has had difficulty meeting its cash requirements. Recently, ARBROS substantially ceased its regular operations. ARBROS is now in the process of disposing of its assets in order to settle the claims of its creditors.

         In addition to our equity investment, our subsidiaries, Telcel and Sercotel, hold two of the largest creditor claims against ARBROS, with claims of U.S.$100 million and U.S.$40 million respectively. Telcel's claim resulted from its May 2002 payment in full as guarantor on a loan made by Credit Suisse First Boston to ARBROS, which we charged to income in the first quarter of 2002. Sercotel's claim is in respect of a loan made by Sercotel to ARBROS in October 2001. Given ARBROS' financial condition, there can be no assurance that any portion of Telcel's or Sercotel's claims against ARBROS will be paid. We have fully written off our investment in ARBROS.

         Network Access. We own convertible preferred shares representing a small equity interest in Network Access Solutions Corporation, a provider of high-speed data communications services to business customers on the East Coast of the United States. Our original investment was made in March 2000. In August 2001, we exchanged a large portion of our preferred shares of Network Access for certain warrants that, upon exercise, would give us an 8.8% interest on a fully diluted basis in Armillaire Technologies, Inc. We have fully written off our investment in Network Access.

         Armillaire. We own warrants to purchase shares of Armillaire Technologies, Inc., the exercise of which would give us an 8.8% interest in the company on a fully diluted basis. Armillaire is a Delaware corporation that develops telecommunications solutions for unified voice, data and video networks, with its headquarters and principal place of business located in Bethesda, Maryland. As of the date of this annual report, Armillaire has suspended operations. We have fully written off our investment in Armillaire.

         CCPR. In January 2002, we sold our 50% interest in Cellular Communications of Puerto Rico, Inc. (CCPR) to SBCI in exchange for U.S.$106.3 million and the option to acquire SBCI's interest in Telecom Americas. CCPR offers wireless, paging and long-distance services under the "Cingular Wireless" (formerly "Cellular One") brand in Puerto Rico and the U.S. Virgin Islands. We reported a gain of Ps.218 million in the first quarter of 2002 as a result of this sale.

         Cablevision. In April 2002, we sold our 49% interest in Empresas Cablevision, S.A. de C.V. in an initial public offering on the Mexican Stock Exchange for approximately U.S.$200 million. Cablevision provides cable television and internet access services in the Mexico City metropolitan area. The remaining interest in Cablevision continues to be owned by Grupo Televisa, S.A., which is the largest supplier of television programming in Mexico. We reported a gain of Ps.1,283 million in the first quarter of 2002 resulting from this sale.

         Telvista. We own an indirect 44.2% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which Telmex, Grupo Carso and America Movil have a joint interest. Telvista is a Delaware corporation that operates four call centers with approximately 2,600 positions in the United States.

         Iberbanda. We own an 18.6% interest in Iberbanda S.A. (formerly FirstMark Comunicaciones Espana, S.A.), which we acquired in November 1999. Iberbanda provides broadband wireless services in Spain. We have fully written off our investment in Iberbanda.

                              Capital Expenditures

         The following table sets forth our capital expenditures, before retirements, for each year in the four-year period ended December 31, 2001.

                                                                        Year ended December 31,
                                                        ----------------------------------------------------
                                                              1999               2000                2001
                                                              ----               ----                ----
                                                        (millions of constant pesos as of December 31, 2001)
Transmission and switching equipment ..................   Ps.   6,556        Ps.  13,814         Ps.  12,285
Computer equipment ....................................           289                476                 598
Licenses ..............................................            --                 90                 310
Investment in subsidiaries and affiliates .............         4,686             16,453               7,124
Other .................................................           110              1,224               2,759
                                                          -----------        -----------         -----------
     Total capital expenditures .......................   Ps.  11,641        Ps.  32,057         Ps.  23,076
                                                          ===========        ===========         ===========

         We estimate capital expenditures of approximately U.S.$1.4 billion for the year ending December 31, 2002, including capital expenditures at Telecom Americas and Comcel. Approximately two-thirds of our capital expenditures will be applied principally for the build-out and improvement of Telcel's cellular networks.

Item 5. Operating and Financial Review and Prospects

         The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report. The statement of operations for the year ended December 31, 1999 was prepared on a combined basis from historical accounting records of Telmex and represents the combined historical operations of the entities that were transferred to America Movil by Telmex in the spin-off.

         Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 19 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

         Pursuant to Mexican GAAP, in our financial statements:

         o nonmonetary assets (including property, plant and equipment) and stockholders' equity are restated for inflation and, in the case of imported telephone plant, for devaluation;

         o gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

         o  all amounts are restated in constant pesos as of December 31, 2001.

Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to the audited financial statements.

Background

     Effects of 1999 and 2000 Acquisitions

         We made acquisitions in 1999 and 2000 that affected our financial performance. Our audited financial statements reflect the consolidation of the following major subsidiaries from the following dates:

TracFone ...................................................... February 1999
Guatemalan wireless business .................................. May 1999
Telgua ........................................................ April 2000
Conecel ....................................................... April 2000

These acquisitions resulted in increased revenues and net income. We also recognized goodwill on these acquisitions, which amounted to Ps.3,608 million (net of accumulated amortization) at December 31, 2001. In 2001, we recognized Ps.630 million in amortization of goodwill attributable to these acquisitions.

     Other Investments

         At December 31, 2001, we had Ps.22,879 million in investments in affiliates for which we accounted on the equity method because we had more than 10% of the shares and exerted significant influence, but we did not have control. The largest components of this amount were our investments in Telecom Americas, ATL, CompUSA, CCPR and Cablevision.

         Our equity in losses of these affiliates had a substantial adverse effect on our financial performance. Our equity in net results of affiliates was a loss of Ps.3,701 million in 2001 and a loss of Ps.1,032 million in 2000. In both years, the largest element in the net loss was attributable to our interest in Telecom Americas. In 2000, our equity in net losses of affiliates was partly offset by gain we recognized upon contributing our interest in ATL to Telecom Americas.

         In the reorganization of Telecom Americas in February 2002, we acquired Comcel and Techtel in exchange for our interest in ATL and other consideration. In June 2002, we acquired a majority and controlling interest in Telecom Americas. Also in 2002, we sold our entire interest in CCPR and our entire interest in Cablevision. As of the date of this annual report, our only substantial remaining equity method investment is CompUSA. We will, however, report equity in net losses of Telecom Americas, CCPR and Cablevision through the dates of their respective dispositions.

         We also hold investments in several other non-strategic associated companies, including ARBROS, Iberbanda S.A. (formerly FirstMark Comunicaciones Espana, S.A.), Network Access and Armillaire. In 2001, we wrote off the entire balance of our investment in these four entities, resulting in an impairment charge to income of Ps.1,941 million.

     Effects of 2002 Acquisitions

         Our financial performance in 2002 and future years will be affected by the acquisitions we made in February 2002, as part of the reorganization of Telecom Americas, and by the full consolidation of Telecom Americas beginning in July 2002. Beginning in 2002, our financial statements will reflect the consolidation of the following major subsidiaries from the following dates:

Comcel and Occel ............................................ February 2002
Telecom Americas ............................................ July 2002

These acquisitions will have a material impact on our consolidated financial performance in 2002, resulting in increased revenue, EBITDA and debt.

     Geographic Segments

         In 2000 and 2001, we had fully consolidated subsidiaries operating in Mexico (Telcel), the United States (TracFone), Guatemala (Telgua) and Ecuador (Conecel). Of our consolidated 2001 revenues, Mexico accounted for 78.0%, the United States for 10.4%, Guatemala for 9.7% and Ecuador for 1.9%.

         In 2002, we will also have fully consolidated subsidiaries operating in Brazil (Telecom Americas), Colombia (Comcel and Occel), Argentina (Techtel) and Uruguay (Telstar). As a result, the proportion of our revenues and earnings attributable to Mexico will decrease, although we expect that Mexico will still account for approximately two-thirds of consolidated revenues after we begin consolidating Telecom Americas.

         The factors that drive financial performance are different for our operations in different countries. Each of them differs in its business model, competitive situation, regulatory environment, capital expenditure requirements, debt profile and many other factors. Our results of operations in each period accordingly reflect a combination of different effects in the different countries.

     Effects of Economic Conditions

         Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services might be adversely affected. In 2002, our performance could be affected by economic developments not only in Mexico, but in other countries in which we operate, and especially in Brazil, which is undergoing economic difficulties.

         Devaluation of the peso against the U.S. dollar, such as occurred most recently in 1998, results in exchange losses on our net U.S. dollar-denominated indebtedness. Our results from our non-Mexican operations, as stated in net pesos, are also affected by the exchange rate between the local currency and the peso. For example, in the first quarter of 2002, results of our non-Mexican operations as stated in pesos were adversely affected by appreciation of the peso against their currencies.

     Nature of Revenues

         Our operating revenues include service revenues (88.0% of the total in 2001), sales revenues and other revenues.

         Of our service revenues, the largest portion (70.5% in 2001) is usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which in turn is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (a) monthly subscription charges paid by postpaid customers, (b) long-distance charges and (c) charges for other services, such as roaming, call forwarding, call waiting and call blocking.

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

         We also have sales revenues from selling handsets and other equipment, primarily to our subscribers. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. In most of our subscriber packages, we do not profit on the sale of the handset, which is priced near or beneath cost, so in the aggregate, on sales of handsets to new customers our cost of sales exceeds our revenues.

Results of Operations

     Operating Revenues

         Our revenues for 1999, 2000 and 2001 have been affected by continued rapid growth in the number of our wireless subscribers, especially prepaid subscribers, in all countries in which we operate. At December 31, 2001, we had 63.3% more wireless subscribers than at year-end 2000. The rate of growth year-on-year was similar in all the countries in which we operate: 62.2% in Mexico, 61.0% in Guatemala, 89.8% in Ecuador and 68.4% in the United States. In our fixed-line operations in Guatemala, subscriber growth was 10.5% in 2001. In 2002, subscriber growth has generally continued, except that in the United States it is lower as a result of a focus on profitability rather than customer growth.

         Operating revenues increased by 86.0% in 2000 and 37.4% in 2001. Of the increase from 2000 to 2001, Ps.9,005 million was attributable to Mexico, Ps.404 million was attributable to Guatemala, Ps.1,442 million was attributable to the United States and Ps.417 million was attributable to Ecuador. In each case, increases in revenues were driven principally by growth in subscribers and traffic.

         Mexico--Operating revenues were up 59.5% in 2000 and 37.1% in 2001. The increase in 2001 reflected a 38% increase in total traffic, resulting from the growth in subscribers. The average number of Telcel subscribers increased by 98.4% in 2000 and 62.2% in 2001. In 2001, revenues were adversely affected by the effects of the U.S. economic slowdown on the Mexican economy and, in the fourth quarter, by the temporary negative impact on traffic of the introduction of

         10-digit dialing in November. Equipment sales revenues were especially high in the fourth quarter, reflecting year-end holidays and promotions.

         Guatemala--We began fully consolidating Telgua in April 2000. Operating revenues were up 11.2% in 2001. Fixed-line operations represented 82% of revenues in 2001, and are not experiencing the same growth as wireless operations.

         United States--Operating revenues were up 179.9% in 2000 and 50.0% in 2001. The increase in 2000, from a low level in 1999, reflects a major step-up in marketing efforts. The increase in 2001 was in services revenues, reflecting growth in the number of subscribers. Sales revenues were down slightly in 2001, as the number of additions of new customers remained at a level similar to 2000.

         Ecuador--We began consolidating Conecel in April 2000. Operating revenues were up 116.0% in 2001, reflecting the growth in subscribers.

     Operating Costs and Expenses

         Costs of sales and services

         Costs of sales and services increased by 103.1% in 2000 and 15.3% in 2001. The increase in both years was due to the growth in traffic, increase in the number of customers and higher sales of handsets. The increased costs in 2000 were also attributable in part to the consolidation of Conecel and Telgua.

         Commercial, administrative and general

         Commercial, administrative and general expenses increased by 83.5% in 2000 and 27.7% in 2001. These increases were due primarily to commissions paid to cellular distributors, to advertising and other promotional expenses as a result of greater competition, and, to a lesser extent, to increases in wages and salaries.

         Depreciation and amortization

         Depreciation and amortization increased by 97.9% in 2000 and 44.9% in 2001. Under Mexican GAAP, we have elected to restate imported fixed assets based in part on the exchange rate between the peso and the currency of the country of origin, and as a result changes in exchange rates affect the amount of depreciation. The increase in 2001 was due to increased investments in plant, property and equipment, including the new GSM network in Mexico and acquisition of facilities we previously rented. The increase in depreciation and amortization in 2000 was due primarily to increased investments in telephone equipment and to the amortization of goodwill associated with newly-acquired subsidiaries, offset in part by our decision to change the amortization period of goodwill from 5 years to 10 years. Had we maintained our previous policy, amortization in 2000 would have been Ps.600 million higher. See Note 2(l) to our audited financial statements.

         Impairment charge

         In 2001, we recognized a charge of Ps.1,941 million for impairment of our investments in four telecommunications companies. These were non-strategic investments in small companies, three in the United States and one in Spain, whose prospects have been adversely affected by the crisis in the telecommunications sector. The charge reduced the carrying value of these investments to zero, and accordingly we do not expect further charges.

     Operating Income and EBITDA

         Operating income increased by 26.5% in 2000 and 109.0% in 2001. Without the impairment charge in 2001, operating income would have been Ps. 8,014 million, or 176% higher than in 2000. In

2001, the increase in operating income reflected revenue growth and an improved operating margin. Excluding the impairment charges, operating income increased by Ps.3,637 million in Mexico and Ps.927 million in Guatemala, while operating loss decreased by Ps.413 million in the United States. In 2000, the effect of revenue growth was partly offset by a lower operating margin.

         Operating margin (operating income as a percentage of operating revenues) was 14.2% in 1999, 9.7% in 2000 and 14.7% in 2001. Without the impairment charge in 2001, our operating margin would have been 19.4%. The increase in our operating margin in 2001 reflected greater efficiency due to the larger number of customers, cost-control measures and an improved focus on profitability rather than growth. The decrease in our operating margin in 2000 was due to increases in sales commissions, growth in sales of handsets, higher discounts on sales of handsets at below cost and the consolidation of Conecel and Telgua.

         EBITDA (operating income plus depreciation and amortization and, in 2001, the impairment charge) was Ps.12,491 million in 2001, compared to Ps.5,995 million in 2000. EBITDA margin (EBITDA as a percentage of revenues) was 30.2% in 2001, compared to 19.9% in 2000. Our EBITDA is attributable largely to our Mexican operations, as EBITDA is small in Guatemala, slightly positive in Ecuador and negative in the United States. Our U.S. operations reduced their negative EBITDA substantially during 2001, due to the focus on profitability rather than growth.

     Comprehensive Financing (Income) Cost

         Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary assets and liabilities. We have had substantial liquid assets in the form of cash and short-term investments (Ps.12,426 million at December 31, 2001), resulting in significant interest income. Because our average monetary assets exceed our average monetary liabilities, we reported a net loss from monetary position in 2001 and 2000, but we expect this to change in 2002 because of the increase in our debt. We have more financial liabilities than financial assets denominated in foreign currencies, so depreciation of the peso results in foreign exchange loss and higher interest expense.

         We had comprehensive financing cost of Ps.220 million in 2001 and comprehensive financing income of Ps.2,092 million in 2000. The credit in 2000 was attributable principally to interest income on our financial assets, offset in part by the monetary effect on our net monetary asset position and gain on the contribution of ATL to Telecom Americas. In 2001, we had a lower level of interest-bearing assets and a higher level of debt, and the resulting increase in net cost was only partly offset by exchange gain due to the appreciation of the peso. We expect that in 2002, we will report a higher net comprehensive financing cost, due to the higher level of debt.

     Income Tax and Employee Profit-sharing

         The statutory rate of the Mexican corporate income tax was 35% in 1999, 2000 and 2001. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 21.3%, 62.2% and 51.2% for 1999, 2000 and 2001, respectively. Our effective tax rate exceeds the statutory rate because losses in our non-Mexican operations are not deductible against our Mexican taxable income. The Mexican tax rate will decrease to 32% from 2003 through 2005, but the reduction will not have a material effect on us.

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

         Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its taxable income, subject to certain adjustments. The amount payable increased by 53.7% in 2000 and 10.9% in 2001. Bulletin D-4 does not affect accounting for employee profit-sharing.

     Equity in Results of Affiliates

         Our proportionate share of the results of equity-method affiliates represented net losses of Ps.1,032 million in 2000 and Ps.3,701 million in 2001, attributable primarily to results at Telecom Americas. We expect to continue to report a net loss attributable to equity in results of affiliates in 2002, reflecting our investment in CompUSA, and the performance of Telecom Americas prior to full consolidation in July 2002.

         Telecom Americas reported a net loss of U.S.$944 million in 2001. This includes a U.S.$280 million charge for impairment of its investments in Comcel, Techtel, Genesis and Canbras, and our share of this charge accounts for Ps.1,168 million of the total of our equity in net losses. Most of the balance of the loss was accounted for by the Colombian and Brazilian wireless operations that we will fully consolidate in 2002. In 2002, we will recognize gains from the sale of our interests in CCPR and Cablevision, and a loss from our payment of U.S.$100 million under a guarantee to creditors of Arbros.

     Minority Interests

         Minority interest represented a net credit of Ps.204 million in 2001 due to minority interest in losses at TracFone and Conecel. Minority interest represented a net credit of Ps.218 million in 2000 due to minority interest in losses at TracFone and Conecel, offset in part by minority interest in earnings at Telgua and GCA.

     Net Income

         In 2001, we had a net loss of Ps.828 million due to Ps.3,701 million of equity in losses of affiliates, principally Telecom Americas, and the impairment charge of Ps.1.941 million. But for the effect of equity in losses in both years, our net income would have increased by 48.3% from 2000 to 2001, as a result of increased operating income, partly offset by higher comprehensive financing cost.

         Net income decreased by 79.9% in 2000 due to a decrease in comprehensive financing income mainly as a result of lower interest income; an increase in income tax provisions due to a change in Mexican accounting principles; and net losses of Ps.1,032 million attributable to equity in results of affiliates due principally to losses at Telecom Americas, CCPR and CompUSA.

Liquidity and Capital Resources

     Capital Requirements

         We have substantial requirements for capital, primarily for the following purposes:

            o We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2001, we invested Ps.11,069 million in plant, property and equipment. We estimate capital expenditures for 2002 at approximately U.S.$1.4 billion. See "Capital Expenditures" under Item 4. Of this amount, approximately Ps.5,605 million is contractually committed. We expect our capital expenditure requirements to decrease in subsequent years, and do not have material contractual commitments for years after 2002.

            o We pay dividends, and we may also repurchase our own shares. We paid Ps.566 million in dividends in 2001, and we are paying dividends quarterly in 2002. We also spent Ps.6,845 million repurchasing our own shares in the open market in 2001, and we have repurchased shares periodically during 2002 and expect to continue to do so.

         We have used substantial amounts of cash to provide funding to Telecom Americas during 2001 and 2002 to date. These funds have been used to reduce the indebtedness of Telecom Americas. See "--Indebtedness of Telecom Americas" below. In addition, we used cash to pay for the purchase of an interest in ATL, which we paid partly in 2001 and partly in 2002. We also received more than U.S.$300 million in cash in 2002 from the sale of our interests in CCPR and Cablevision.

         We could have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because the telecommunications sector currently is undergoing consolidation in an environment of low asset prices and financial instability for many participants. We can give no assurance as to the extent, timing or cost of such investments.

         Our commitments as of December 31, 2001 are summarized in the following table.

                                                                     Payments Due
                                   ---------------------------------------------------------------------------------
                                                                                                           2006 and
                                      Total          2002          2003          2004          2005       thereafter
                                   -----------   -----------   -----------   -----------   -----------   -----------
                                                    (millions of constant December 31, 2001 pesos)
Contractual obligations as of December 31, 2001:

   Equipment leases .............  Ps.   2,196   Ps.   1,175   Ps.   1,002   Ps.      19            --            --
   Real estate leases ...........  Ps.     896   Ps.     179   Ps.     179   Ps.     179   Ps.     179   Ps.     538
   Long-term debt ...............  Ps.  17,427   Ps.   2,254   Ps.   2,903   Ps.   1,130   Ps.   5,047   Ps.   6,092
   Short-term debt ..............  Ps.   4,050   Ps.   4,050            --            --            --            --
   Capital expenditures .........  Ps.   5,605   Ps.   5,605            --            --            --            --

     Capital Resources

         We generate substantial resources from our operations. In 2001, Telcel, Telgua and Conecel had net resources provided by operating activities, while at Tracfone there was substantial net resources used by operating activities. On a consolidated basis, operating activities provided Ps.8,016 million in 2001. Telecom Americas also generates cash from operations, with U.S.$142 million in net cash from continuing operations in 2001.

         If we seek to raise funds by issuing stock, our bylaws require that we issue stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by America Telecom and SBCI. However, as of May 31, 2002, we had approximately 862,507,302 L Shares in treasury that we are free to resell.

         During 2001 and 2002, we have used available cash and new borrowings to fund acquisitions and investments, particularly in Telecom Americas, and to provide funding to repay indebtedness of our non-Mexican subsidiaries. We have relied on a combination of equipment financing, other borrowings from international banks, and borrowings in the Mexican capital markets. When we begin consolidating Telecom Americas in July 2002, our consolidated net debt (indebtedness less cash and marketable securities) will be approximately U.S.$3.75 billion, excluding the amount payable to BCI for its interest in Telecom Americas. We do not expect the level of net debt to increase materially for the balance of 2002.

     Outstanding Indebtedness

         At December 31, 2001, we had total indebtedness of Ps.21,477 million. At December 31, 2001, approximately 74.4% of our indebtedness was denominated in foreign currencies, and approximately 80% of our debt obligations bore interest at floating rates. Our weighted average cost of all borrowed funds in 2001 (including interest and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.23%.

         Our major categories of indebtedness are as follows:

         o Equipment financing facilities. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. The largest is for up to U.S.$878 million and was concluded in October 2001. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of America Movil, Telcel or Sercotel.

         o Other bank loans. Our largest bank loan is a July 2001 syndicated loan agreement for U.S. $500 million. This loan includes a U.S.$400 million tranche maturing in January 2005 and bearing interest at LIBOR plus a margin determined based on debt to EBITDA ratios. We are the borrower and Telcel is the guarantor. We are required to add as a guarantor any other controlled subsidiary that provides a specified percentage of our consolidated EBITDA.

         o Peso-denominated notes and commercial paper. In 2001, we issued Ps.5.0 billion in senior notes in the Mexican market. In 2002 to date, we have issued a further Ps.5.0 billion in senior notes and approximately Ps.1.3 billion in commercial paper.

         We are subject to financial and operating covenants under our loan agreements. They limit our ability to pledge our assets, to effect a merger or a sale of all or substantially all of our assets, and to permit restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. The most restrictive financial covenants require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to us. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as America Telecom or its present controlling shareholders continue to control a majority of our voting stock.

     Indebtedness of Comcel

         We have recapitalized Comcel and Occel since acquiring them in February 2002. During the first quarter, Comcel and Occel prepaid in full, for a total amount of approximately U.S.$630 million, all their bank debt and their outstanding public debt securities--the 14.125% senior deferred coupon bonds due 2005 of Comcel and the 14% senior discount notes of Occel.

     Indebtedness of Telecom Americas

         In 2002, we have recapitalized Telecom Americas. It had more than U.S.$3.5 billion in debt at December 31, 2001. Its debt was reduced as a result of the February 2002 reorganization, the issuance of preferred stock in April 2002, and the application of additional shareholder contributions. Following our agreement with BCI, we made further advances and capital contributions to Telecom Americas, which were also applied to reduce debt. When Telecom Americas is consolidated with us, all its indebtedness to us and our subsidiaries will be eliminated in consolidation.

         As a result of these measures, the total indebtedness of Telecom Americas to third parties, as of the commencement of full consolidation with us in July 2002, will be approximately U.S.$775 million. It will consist of the following:

         o Equipment financing at ATL for a principal amount of U.S.$211 million. This facility is due in October 2005 and bears interest at LIBOR plus 400 basis points.

         o Brazilian bank facilities at ATL, Tess and Americel. Each of these facilities includes a tranche under which the Brazilian development bank BNDES is the lender, and a syndicated bank tranche. They are primarily denominated in reais, with part indexed to the U.S. dollar. The aggregate principal amounts are approximately R$750 million plus the equivalent in reais of approximately U.S.$77 million. They amortize monthly through final maturity in 2006 and 2007.

         o Debentures of ATL. These are in a principal amount of R$350 million and bear interest at a spread over a Brazilian money market rate. They are due in March 2003.

         o Additional short-term vendor financing for approximately R$200 million.

Telecom Americas has pledged substantially all the assets and part of the shares of ATL, Tess and Americel. The debt instruments also contain extensive financial and operating covenants applicable to each subsidiary separately. Except for the ATL debentures and the short-term vendor financing, through a variety of arrangements we have effectively guaranteed all of the Telecom Americas debt listed above.

U.S. GAAP Reconciliation

         We had a net loss under U.S. GAAP of Ps.610 million in 2001 and Ps.428 million in 2000, and net income under U.S. GAAP of 2,281 million in 1999. Compared to Mexican GAAP, net loss under U.S. GAAP was 26.3% lower in 2001. In 2000, we had a loss under U.S. GAAP and net income under Mexican GAAP, while in 1999, net income under U.S. GAAP was 37.3% lower.

         There are several differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders' equity. The most significant in its effect on 2001 net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In recent years, this has resulted in lower net income under U.S. GAAP, because Mexican inflation has exceeded the rate of depreciation of the Mexican peso against foreign currencies, particularly the U.S. dollar.

         Other differences that affected 2001 net income relate to pension and seniority premium plan costs, interest on assets under construction, and deferred income tax and employee profit sharing. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect these same matters, and also reflect some matters for which accounting differed in prior years but has since converged. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements.

         In 2000, we recognized a gain of Ps.1,003 million under Mexican GAAP when we contributed our investment in ATL to Telecom Americas. This gain, which is reported under comprehensive financing (income) cost under Mexican GAAP, is deferred under U.S. GAAP.

Use of Estimates in Certain Accounting Policies

         In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

         The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

         Estimated useful lives of plant, property and equipment

         We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a very significant element of our costs, amounting in 2001 to Ps.3,568 million, or 10.1% of our operating costs and expenses, under Mexican GAAP, and Ps.4,092 million, or 11.4% of our operating costs and expenses, under U.S. GAAP. See notes 6 and 19 to our consolidated financial statements.

         The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

         Impairment

         We carry substantial amounts on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods.

Item 6.  Directors, Senior Management and Employees

                                   MANAGEMENT

Directors

         Management of our business is vested in our Board of Directors. Our bylaws provide for the Board of Directors to consist of between 5 and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA

Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

         All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders' meeting held on April 30, 2002, with 8 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. America Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by America Telecom and SBC International, respectively, in proportion to their respective share ownership.

         Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their dates of birth, and information on their committee membership and principal business activities outside America Movil are as follows:

Carlos Slim Helu                           Born:                       1940
     Chairman and member of the            First elected:              2000
        Executive Committee                Term Expires:               2003
                                           Principal occupation:       Honorary chairman of the board
                                                                       of directors of Grupo Carso, S.A. de C.V.
                                           Other directorships and     Chairman of the board of directors
                                             business experience:      of Telmex and Grupo Financiero Inbursa, S.A.
                                                                       de C.V.

Daniel Hajj Aboumrad                       Born:                       1966
     Director and member of the            First elected:              2000
        Executive Committee                Term Expires:               2003
                                           Principal occupation:       Chief executive officer of Telcel
                                           Other directorships:        Director of Carso Global Telecom
                                                                       and Grupo Carso, S.A. de C.V.
                                           Business experience:        Chief executive officer of Hulera
                                                                       Euzkadi, S.A. de C.V.

Jaime Chico Pardo                          Born:                       1950
     Director and member of the            First elected:              2000
       Compensation Committee              Term Expires:               2003
                                           Principal occupation:       Chief executive officer of Telmex
                                           Other directorships:        Vice-chairman of the board of directors
                                                                       of Telmex; director of America Telecom, S.A.
                                                                       de C.V., Carso Global Telecom, S.A. de C.V.,
                                                                       Grupo Carso, S.A. de C.V. and Honeywell
                                                                       International
                                           Business experience:        Chief executive officer of Grupo
                                                                       Condumex, president of Corporacion
                                                                       Industrial Llantera (Euzkadi General Tire
                                                                       de Mexico)


Alejandro Soberon Kuri                     Born:                       1960
     Director and chairman of the          First elected:              2000
       Audit Committee                     Term Expires:               2003
                                           Principal occupation:       Chairman and chief executive officer
                                                                       of Corporacion Interamericana
                                                                       de Entretenimiento, S.A. de C.V.
                                           Other Directorships         Director of Telmex, Bolsa Mexicana de Valores,
                                                                       S.A. de C.V. and Corporacion Interamericana de
                                                                       Entretenimiento, S.A. de C.V.



Maria Asuncion Aramburuzabala L.           Born:                       1963
     Director                              First elected:              2000
                                           Term Expires:               2003
                                           Principal occupation:       Chief executive officer of Tresalia Capital,
                                                                       S.A. de C.V.
                                           Other Directorships:        Director of Grupo Modelo, S.A. de C.V., Grupo
                                                                       Televisa, S.A., Grupo Financiero
                                                                       Banamex-Accival, S.A. de C.V. and KIO Networks
                                           Business experience:        President of Integracion y Verificacion
                                                                       Analitica, S.A. de C.V.

Rafael Robles Miaja                        Born:                       1965
     Director and Corporate Secretary      First elected:              2000
                                           Term Expires:               2003
                                           Principal occupation:       Partner, Franck, Galicia y Robles, S.C.
                                           Other Directorships:        Corporate Secretary of Carso Global Telecom,
                                                                       S.A. de C.V., Sears Roebuck de Mexico, S.A. de
                                                                       C.V., America Telecom, S.A. de C.V., Nacional
                                                                       Automotriz, S.A. de C.V. and Parras Cone de
                                                                       Mexico, S.A. de C.V.

Drew A. Roy                                Born:                       1946
     Director and member of the            First elected:              2000
        Executive, Audit and               Term Expires:               2003
          Compensation Committees
                                           Principal occupation:       President of International Operations
                                                                       of SBC International, Inc.
                                           Other directorships:        Director of Belgacom, S.A., Telkom S.A.,
                                                                       Limited, ADSB Telecommunications B.V. and TDC
                                                                       A/S

Richard D. McCormick                       Born:                       1949
     Director                              First elected:              2002
                                           Term Expires:               2003
                                           Principal occupation:       Executive Director of International Operations
                                                                       of SBC International, Inc.
                                           Business experience:        President and chief executive officer of
                                                                       TransAsia Telecommunications

Claudio X. Gonzalez Laporte                Born:                       1934
     Director                              First elected:              2000
                                           Term Expires:               2003
                                           Principal occupation:       Chief executive officer of Kimberly Clark
                                                                       de Mexico, S.A. de C.V.
                                           Other directorships:        Director of the Kimberly Clark Corporation,
                                                                       Kellogg Company, IBM Latin America and Grupo
                                                                       Carso, S.A. de C.V.
                                           Business experience:        Various positions at the Kimberly Clark
                                                                       Corporation

David Ibarra Munoz                         Born:                       1930
     Director and member of the Audit      First elected:              2000
     Committee
                                           Term Expires:               2003
                                           Other directorships:        Director of Grupo Financiero Inbursa, S.A. de
                                                                       C.V.
                                           Business experience:        Chief executive officer of Nacional
                                                                       Financiera, served in the Mexican Ministry of
                                                                       Finance and Public Credit

         Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helu.

Executive Committee

         Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within 10 calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within 10 calendar days, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

         The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). As of May 31, 2001, the Executive Committee comprises three members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See "Major Shareholders." The current members of the Executive Committee are Carlos Slim Helu and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Drew A. Roy, named by SBC International, Inc.

Other Committees

         In January 2000, a Mexican commission of business leaders (Consejo Coordinador Empresarial), with the support of the Comision Nacional Bancaria y de Valores (CNBV), issued a Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Subsequently, the Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. The Board of Directors created an Audit Committee on July 10, 2001, and a Compensation Committee on March 13, 2001.

         The Audit Committee consists of Messrs. Alejandro Soberon Kuri, chairman, David Ibarra Munoz and Drew A. Roy. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, it is required (a) to assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement, (b) to assist the Executive Committee in monitoring the performance of our auditors and re-evaluating the terms of their engagement, (c) to recommend procedures for preparing financial statements and internal controls, (d) to monitor internal controls and to monitor accounting for specified types of matters, (e) to propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements, (f) to review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements, (g) to report to the Board of Directors on its activities, (h) to opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions and (i) to perform any other functions the Board of Directors may delegate to the Audit Committee. In addition, pursuant to our bylaws and Mexican law, (i) the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders and
(ii) the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business.

         The Compensation Committee consists of Messrs. Jaime Chico Pardo and Drew A. Roy. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required (a) to recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives, (b) to propose criteria for evaluating executive performance, (c) to analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors, (d) to review new executive compensation programs and the operations of existing programs, (e) to establish contracting practices to avoid excessive payments to executives, (f) to assist the Board of Directors in developing appropriate personnel policies, (g) to participate with the Board of Directors in developing a plan for employees to invest in our L Shares, and to review the implementation of such plan, (h) to report to the Board of Directors on its activities and (i) to perform any other functions the Board of Directors may delegate to the Compensation Committee.

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
     Chief Financial Officer                  Business Experience:        General director of Public Credit at
                                                                          Mexican Ministry of Finance and Public
                                                                          Credit, managing director of UBS Warburg,
                                                                          associate director of financing at Petroleos
                                                                          Mexicanos, S.A. de C.V. (Pemex)

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

Statutory Auditors

         Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders' meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

         o   call ordinary or extraordinary general meetings,

         o place items on the agenda for meetings of shareholders or the Board of Directors,

         o attend meetings of shareholders, the Board of Directors or the Executive Committee, and

         o   generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

Name                                             Position
----                                             --------
Agustin Aguilar Laurents                         Statutory Auditor
Francisco Alvarez del Campo                      Alternate Statutory Auditor

         According to our bylaws and Mexican law, any holder or group of holders of at least 10% of our capital stock is entitled to name one statutory auditor. The appointment of statutory auditors elected as described above may only be revoked if the appointment of statutory auditors elected by the majority of the holders of our common shares is also revoked.

Compensation of Directors and Senior Management

         The aggregate compensation paid to our senior management and directors in 2001 was approximately Ps.12.5 million and Ps.1.7 million, respectively. The aggregate compensation paid to the senior management of Telcel in 2001 was approximately Ps.62.7 million. Provisions to provide pension, retirement or similar benefits for our directors and senior management were approximately Ps.1,237 million.

         During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 Series L Shares from our treasury. The subscription price for the 2001 plan is Ps.1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003 and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, however, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted by us. As of May 31, 2002, a total of 256,250 Series L Shares have been acquired by our employees under our stock option plan.

Share Ownership

         According to beneficial ownership reports filed with the SEC, Carlos Slim Helu, the chairman of our Board of Directors, and certain members of his immediate family together own a majority of the voting stock of America Telecom, S.A. de C.V., our controlling shareholder. See "Major Shareholders."

To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

                                    Employees

         The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001:

                                                                 December 31,
                                                   --------------------------------------------
                                                    1999               2000               2001
                                                   ------            -------            -------
Number of employees .............................  6,059             13,450             14,786
Category of activity:
     Wireless ...................................  5,218              8,789             11,942
     Fixed ......................................    841              4,661              2,844

Geographic location:
     Mexico .....................................  4,510              6,452              7,644
     United States ..............................    829              1,543                646
     Other Latin America ........................    720              5,455              6,496

         As of December 31, 2001, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicacion y Transporte de la Republica Mexicana) represented approximately 83.4% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2002, Telcel and the union agreed to a 5.5% nominal increase in basic wages, retroactive to March 2002.

         Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

         Our subsidiary Telgua has three active employee unions--the Telecommunications Union (Sindicato de las Telecomunicaciones y Similares), which had 517 members, representing 24.8% of Telgua's employees, at December 31, 2001, the Telgua Workers Union (Sindicato de los Trabajadores de la Empresa TELGUA, S.A.), which had 605 members, representing 29% of Telgua's employees, at December 31, 2001 and the Guatel Workers' Union (Sindicato de los Trabajadores de la Empresa Guatel), which had 154 members, representing 7.4% of Telgua's employees, at December 31, 2001. All management positions at Telgua are held by non-union employees. Under Guatemalan law, Guatemalan companies are required to negotiate only with the largest of its employees' unions. In October 2001, Telgua and the Telecommunications Union entered into a new two-year labor agreement.

         Our subsidiaries Comcel and TracFone have no active employee unions.

         We believe that we have good current relations with our workforce.

Item 7.  Major Shareholders and Related Party Transactions

                               Major Shareholders

         The AA Shares represented 92.4% of the full voting shares (AA Shares and A Shares) and 28.7% of the total capital stock of America Movil as of May 31, 2002. The AA Shares are owned by America Telecom, S.A. de C.V., SBC International Inc. (SBCI), a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of May 31, 2002.

                                                AA Shares                            Percent of
                                                  Owned             Percent of        Voting
Shareholder                                     (millions)             Class          Shares(1)
-----------                                     ----------          ----------       ----------
America Telecom ................................   2,500               66.4%            61.3%
SBCI ...........................................   1,059               28.1             26.0
Other Mexican investors ........................     207                5.5              5.1
                                                 -------             ------           ------
     Total .....................................   3,766              100.0%            92.4%

----------------------
(1)  AA Shares and A Shares.

         America Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escision or "split-up." Carso Global Telecom holds interests in the telecommunications sector and was spun off from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the Securities and Exchange Commission, Carlos Slim Helu and certain members of his immediate family together own a majority of the voting stock of America Telecom.

         America Telecom, as successor to Carso Global Telecom, and SBCI are parties to an agreement entered into in December 2000 relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See "Directors" and "Executive Committee" and "Related Party Transactions."

         The following table identifies each owner of more than 5% of any class of our shares as of May 31, 2002. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.

                                         AA Shares(1)           A Shares(2)           L Shares(3)
                                     -------------------   --------------------  --------------------      Percent
                                       Shares    Percent     Shares     Percent    Shares     Percent        of
                                       Owned       of         Owned       of       Owned        of         Voting
Shareholder                          (millions)   Class    (millions)    Class   (millions)    Class       Shares(4)
-----------------------------------  ----------  -------   ----------   -------  ----------   -------      ---------
America Telecom(5) ................     2,500      66.3%        48        15.5%    1,624       17.9%        62.5%
SBCI ..............................     1,059      28.1         --        --          --       --           25.9
Brandes Investment Partners .......        --      --           --        --         858        9.5         --
Capital International, Inc. .......        --      --           --        --         794.1      8.7         --
Capital Research Management .......        --      --           --        --         684        7.5         --

---------------
(1) As of May 31, 2002, there were approximately 3,767 million AA Shares outstanding, representing 92.4% of the total full voting shares (AA Shares and A Shares).

(2) As of May 31, 2002, there were approximately 309 million A Shares outstanding, representing 7.6% of the total full voting shares (AA Shares and A Shares).

(3) As of May 31, 2002, there were approximately 9,046 million L Shares outstanding.

(4)  AA Shares and A Shares.

(5) As of May 31, 2002, Carlos Slim Helu and certain members of his immediate family may be deemed to have beneficial ownership of 2,500 million AA Shares, 48 million A Shares and 1,644 million L Shares (including shares owned by America Telecom and Grupo Financiero Inbursa, S.A.).

         As of May 30, 2002, 80% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the L Share ADSs were held by 16,103 holders (including The Depositary Trust Company) with registered addressees in the United States. 26.7% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares. Each A Share may be exchanged at the option of the holder for one L Share.

         We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps.5,000 million and in July 2001, we were authorized to repurchase an additional Ps.5,000 million, for a total aggregate value of Ps.10,000 million. As of May 31, 2002, we had repurchased 862.7 million L Shares and 4.3 million A Shares, with an aggregate value of approximately Ps.7,117 million.

                           Related Party Transactions

Transactions with Telmex

         We have and will likely continue to have a variety of contractual relationships with Telmex and its subsidiaries. These include agreements arising out of the spin-off and certain transitional arrangements.

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

         These operational relationships between Telcel and Telmex are material to our financial performance. In 2001, 18.5% of our total revenues (Ps.7,663 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps.586 million in accounts receivable from Telmex and subsidiaries at December 31, 2001. Also in 2001, 9.8% of our operating costs (Ps.3,477 million) was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and colocation agreements with Telmex.

         Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Mexican Operations--Sales and Distribution" under Item 4.

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

         We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

         o We agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off.

         o Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off.

         o The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the spin-off or in order to achieve the purposes of the spin-off.

         o Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

         o Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off.

         o Each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.

         o Each party releases the other from certain claims arising prior to the spin-off. Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

         o With respect to undertakings Telmex has given for the benefit of creditors of subsidiaries and affiliates that were transferred to us, we and Telmex agree to use our best efforts to replace each of these undertakings with undertakings of America Movil or our subsidiaries.

         Telmex has guaranteed two loan facilities granted to ATL by Brazilian banks, and, we have entered into an agreement with Telmex under which:

         o we will reimburse and indemnify Telmex against any claim of creditors of ATL, up to Telmex's U.S.$104 million maximum obligation,

         o   we will pay Telmex a guarantee fee of 0.25% per annum, and

         o we and Telmex agree to transfer these obligations to us as soon as reasonably practicable.

See "Liquidity and Capital Resources."

     Transitional Services

         Following the spin-off, Telmex provided certain services to America Movil on an interim basis while we developed the personnel and systems necessary to provide these services ourselves. The services were generally provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They include legal, financial, administrative, accounting and investor relations services. Telmex no longer provides these transitional services.

Transactions with Other Affiliates

         At December 31, 2001, we held financial instruments issued by equity method investees in the aggregate principal amount of Ps.6,770 million. All of these investees will be consolidated in 2002.

         We own 49% of the shares of CompUSA. The remaining interest in CompUSA is currently owned by Tenedora U.S., S.A. de C.V., a Mexican company spun off in February 2002 by Grupo Sanborns, S.A. de C.V. According to beneficial ownership reports filed with the Securities and Exchange Commission, Grupo Sanborns is under common control with our controlling shareholder America Telecom.

         Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the Securities and Exchange Commission, are under common control with our controlling shareholder America Telecom. These include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Item 8.  Financial Information

         See "Item 18--Financial Statements" and pages F-1 through F-85.

                                    Dividends

         The declaration, amount and payment of dividends by America Movil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. In an ordinary shareholders meeting held on April 30, 2002, our shareholders resolved to pay a dividend of Ps.0.044 per share, payable in four installments of Ps.0.011 per share, for each AA, A and L Share outstanding on the payment dates of June 27, 2002, September 26, 2002, December 26, 2002 and March 27, 2003.

         Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Bylaws--Dividend Rights" and "Bylaws--Preferential Rights of L Shares" under
Item 10.

                                Legal Proceedings

Telcel

         In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to COFECO, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, COFECO ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices. Telmex appealed this ruling, and its appeal was denied.

         Administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. If we are unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

Telgua

         The Guatemalan government has commenced certain proceedings against our subsidiary Telgua. See "Non-Mexican Operations--Telgua" under Item 4. In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State.

         In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization, alleging improprieties in connection with the privatization and seeking reversal of the privatization.

         In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement between the Guatemalan State, Telgua, Guatel and America Central Tel, S.A. (ACT, formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

         Under the terms of the settlement agreement, which was executed on October 31, 2001, Telgua agreed, among other things, (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzales (approximately U.S .$246 million) and (ii) to establish a total of 380,000 public, mobile and rural telephones lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel a sum of U.S.$350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

         On October 31, 2001, (i) ACT paid Guatel a total of U.S.$452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date and (ii) Guatel instructed Citibank N.A. to release the collateral of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of the payment of the sale price for the shares of Telgua.

         Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua have agreed to abandon all litigation and related actions with respect to this matter. At the date hereof, for reasons attributable to the status of the related legal actions and proceedings, the abandonment of proceedings had not been undertaken in the competent Guatemala courts.

         In addition, judicial proceeding were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc (ITI) against Generadora Electrica de Oriente, S.A.
(GEDO), Antonio Jorge Alvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement.

         On March 26, 2002, the court granted Telgua's motion to dismiss the case against it for lack of personal jurisdiction, finding that Telgua has insufficient contacts with New York to subject it to jurisdiction in that forum. On May 28, 2002, the court denied ITI's motion for reargument of the case. ITI or GEDO may appeal the decision to the United States Court of Appeals for the Second Circuit once a final judgment is rendered following trial of the remaining issues in the case. The court has not yet scheduled a trial date.

Comcel

         The Colombian tax authorities have challenged portions of Comcel's 1994 and 1995 returns relating to taxes payable on value-added services. The authorities contend that Comcel has not charged customers value-added taxes on cellular activation fees. The amount claimed by the tax authorities as of December 31, 2001, including fines and interest, amounted to approximately Colombian Ps.35 billion. In the opinion of its management and legal counsel, Comcel has appropriately filed and paid the value-added tax for all the periods in question. Comcel has made no provisions in its financial statements as of December 31, 2001 against these proceedings.

         On March 13, 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps.5.2 billion. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. Comcel requested an administrative review of the decision, which was denied in June 2000. Comcel's appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001, and it remains pending in the Colombian courts. The long distance operators estimated their damages to be U.S.$70 million, an assertion currently being evaluated by the SIC. A final decision is expected in March 2003.

CompUSA

         In 2000, a lawsuit was filed against our affiliate CompUSA and certain other defendants, including James Halpin, its former chief executive officer, on behalf of COC Services Ltd. asserting various contractual and tort claims. See "Other Investments--CompUSA" under Item 4. A jury trial concluded in February 2001, with a jury verdict against CompUSA for U.S.$90 million in actual damages and U.S.$94.5 million in exemplary damages. The jury also awarded actual and punitive damages totalling U.S.$175.5 million against Mr. Halpin. In May 2001, the court entered a judgment that COC take nothing from CompUSA or Mr. Halpin, having granted motions for judgment notwithstanding the verdict. The trial court entered judgment against the remaining defendants. COC has appealed the take nothing verdict in favor of CompUSA and Mr. Halpin. The other defendants have appealed the judgment against them. If CompUSA or Mr. Halpin are not successful in defense of their position on appeal, the financial condition and results of operations of CompUSA could be materially and adversely affected.

         Item 9.  The Offer and Listing

                                 Trading Markets

         Our shares and ADSs are listed or quoted on the following markets:

             L Shares ........... Mexican Stock Exchange--Mexico City
                                   Mercado de Valores Latinoamericanos en Euros
                                  (LATIBEX)--Madrid, Spain

             L Share ADSs .......  New York Stock Exchange--New York

                                   Frankfurt Stock Exchange--Frankfurt

             A Shares ...........  Mexican Stock Exchange--Mexico City

             A Share ADSs .......  NASDAQ National Market System--New York

         The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.


                                                          Mexican Stock Exchange             New York Stock Exchange
                                                          High              Low              High              Low
                                                          -----             ---              ----              ---
                                                                                            (U.S. dollars per
                                                         (pesos per L Share)                 L Share ADS)

Annual highs and lows
2001                                                  Ps.  11.32       Ps.   5.69      U.S.$23.29       U.S.$11.75
Quarterly highs and lows
2001:
   First quarter (starting February 7) ...............Ps.  11.32       Ps.   6.61      U.S.$23.29       U.S.$13.95
   Second quarter ....................................     10.44             6.76           23.00            14.20
   Third quarter .....................................      9.88             5.69           21.65            11.75
   Fourth quarter ....................................      9.06             6.40           19.79            13.75

Monthly highs and lows

2001:

   February (starting February 7)                     Ps.  11.32       Ps.   8.58      U.S.$23.29       U.S.$17.70
   March ............................................       8.92             6.61           18.60            13.95
   April ............................................       8.55             6.76           18.50            14.20
   May ..............................................      10.44             8.37           23.00            18.35
   June .............................................      10.25             8.87           22.47            19.50
   July .............................................       9.88             8.52           21.65            18.51
   August ...........................................       9.40             7.7            20.47            16.84
   September ........................................       7.82             5.69           16.95            11.75
   October ..........................................       7.28             6.40           15.68            13.75
   November .........................................       8.01             6.91           17.45            14.97
   December .........................................       9.06             7.80           19.79            16.95
2002:

   January ........................................ Ps.     9.29     Ps.     8.24      U.S.$20.35       U.S.$18.15
   February .......................................         9.06             7.90           19.90            17.00
   March ..........................................         9.30             8.26           20.48            18.09
   April ..........................................         9.06             8.35           20.00            18.00
   May ............................................         9.11             8.36           19.30            17.36
   June                                                     6.86             6.65           13.33            13.85


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


                                                         Mexican Stock Exchange                     NASDAQ
                                                         High              Low              High              Low
                                                         ----              ---              ----              ---
                                                                                               (U.S. dollars per
                                                          (pesos per A Share)                   A Share ADS)


Annual highs and lows
2001                                                  Ps.  11.28       Ps.   5.80      U.S.$23.63       U.S.$11.17
Quarterly highs and lows
2001:
   First quarter (starting February 7) .............. Ps.  11.28       Ps.   6.62      U.S.$23.63       U.S.$13.88
   Second quarter ...................................      10.32             6.75           22.71            14.06
   Third quarter ....................................       9.80             5.80           21.50            11.17
   Fourth quarter ...................................       9.00             6.46           19.60            13.56

Monthly highs and lows
2001:
   February (starting February 7) ................... Ps.  11.28       Ps.   8.50      U.S.$23.63       U.S.$17.50
   March ............................................       8.80             6.62           18.00            13.88
   April ............................................       8.40             6.75           18.35            14.06
   May ..............................................      10.32             8.33           22.71            18.00
   June .............................................      10.20             8.95           22.43            19.40
   July .............................................       9.80             8.58           21.50            18.50
   August ...........................................       9.35             7.76           20.40            16.70
   September ........................................       7.72             5.80           16.80            11.17
   October ..........................................       7.25             6.46           15.60            13.56
   November .........................................       8.20             7.00           17.20            14.56
   December .........................................       9.00             8.95           19.60            16.25
2002:
   January .......................................... Ps.   9.25       Ps.   8.36      U.S.$20.20       U.S.$17.95
   February .........................................       8.82             8.06           19.90            16.80
   March ............................................       9.25             8.30           20.26            17.75
   April ............................................       9.02             8.40           20.00            17.65
   May ..............................................       9.10             8.38           18.91            17.25
   June .............................................       6.80             6.70           13.58            13.25

                      Trading On The Mexican Stock Exchange

         The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C. V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit. Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

Item 10.  Additional Information

                                     Bylaws

         Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see "Item 6--Directors, Senior Management and Employees."

         We amended our bylaws in July 2001 in order to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the Diario Oficial (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

Organization and Register

         America Movil is a sociedad anonima de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Voting Rights

         Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

     o  the transformation of America Movil from one type of company to another,

     o any merger in which America Movil is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of America Movil,

     o  the extension of our corporate life,

     o  our voluntary dissolution,

     o  a change in our corporate purpose,

     o  a change in our state of incorporation,

     o removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and

     o any action that would prejudice the rights of holders of L Shares and not prejudice the other classes of shares similarly.

         A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

         Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

         General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

         A special meeting of the holders of L Shares must be held each year for the election or ratification of directors and statutory auditors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and statutory auditors and to determine the allocation of the profits of the preceding year.

         The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

         Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders

    o who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and

    o whose shares were not represented when the action was taken or, if represented, were voted against it.

         Shareholders' meetings may be called by the Board of Directors, its chairman, its secretary, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the Diario Oficial (Official Gazette) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so

ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

Dividend Rights

         At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

         All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "--Preferential Rights of L Shares."

Preferential Rights of L Shares

         Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of America Movil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

     o first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and

     o second, to the payment of dividends with respect to all classes of America Movil shares such that the dividend per share is equal.

     Upon liquidation of America Movil, holders of L Shares will be entitled to a liquidation preference equal to:

     o  accrued but unpaid L Share preferred dividends, plus

     o 0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

         Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, in any remaining amounts payable in respect of our capital stock.

Limitation on Capital Increases

         Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

         In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Diario Oficial (Official Gazette) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible. See "Description of American Depositary Shares--Share Dividends and Other Distributions" under Item 12.

Limitations on Share Ownership

         Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock.

         AA shares can only be held or acquired by:

    o          Mexican citizens,

    o Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,

    o Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,

    o          Mexican credit and insurance companies,

    o Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and

    o Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee's rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

         If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

         Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. SBCI, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

Restrictions on Certain Transactions

         Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Other Provisions

         Variable capital. We are permitted to issue shares constituting fixed capital and L Shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital L Shares, unlike the issuance of fixed-capital L Shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital L Shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of:

            o 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and

            o the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

         Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in America Movil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

         Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

         Duration. America Movil's existence under the bylaws continues indefinitely.

         Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

         Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with America Movil's may be liable for damages, but only if the transaction would not have been approved without its vote.

         Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from America Movil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

         The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Shareholders' Meetings."

         As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

         In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange and NASDAQ, including the requirements concerning audit committees and independent directors.

Enforceability of Civil Liabilities

         America Movil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

                                Certain Contracts

         Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See "Mexican Operations--Regulation" under Item
4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Mexican Operations," "Non-Mexican Operations," "Telecom Americas" and "Other Investments" under Item 4.

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

         The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

         This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

         For Mexican income tax purposes, the following principles apply regarding residency:

         o a natural person may be treated as a resident of Mexico if he has established his home in Mexico, unless he resided in another country for more than 183 calendar days during one year and can demonstrate that he has become a resident of that country for tax purposes;

         o a legal entity is a resident of Mexico if it is established under Mexican law, or it has established its principal place of management in Mexico;

         o a Mexican citizen is presumed to be a resident of Mexico unless he can demonstrate otherwise; and

         o a permanent establishment in Mexico of a foreign individual or entity is required to pay Mexican taxes for income attributable to such permanent establishment.

     Tax Treaties

         Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

         Mexico has also entered into and is negotiating with other countries similar tax treaties that may reduce the amount of Mexican tax attributable to income derived from an investment in shares or ADSs. Holders of shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

         Effective January 1, 2002, the Mexican Income Tax Law provides that in order for a foreign holder to be entitled to the benefits under any tax treaties entered into by Mexico, it is necessary for such foreign holder to meet the procedural requirements established in such law. Procedural requirements include the obligation to prove tax treaty residence, present tax calculations made by authorized certified public accountants and appoint representatives in Mexico for taxation purposes.

     Payment of Dividends

         Under the Mexican Income Tax Law in effect since January 1, 2002, dividends, either in cash or in any other form, paid with respect to the L Shares, A Shares, AA Shares, L Share ADSs, A Share ADSs or AA Share ADSs will not be subject to any Mexican withholding tax.

     Taxation of Dispositions

         In the past, Mexican tax regulations have provided a specific exemption from Mexican tax for the sale or other disposition of ADSs by a nonresident of Mexico. Under the Mexican tax regulations currently in force, the continued applicability of this exemption is uncertain. We cannot be certain that regulations or other guidance clarifying the tax treatment of these transactions will be issued. In the absence of any exemption, the sale or other disposition of ADSs should be treated for Mexican tax purposes as though it were a sale or other disposition of the underlying shares.

         Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

         In general terms, the sale of shares by a nonresident individual will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or any other stock exchange authorized pursuant to the Mexican Securities Market Law and certain requirements set forth by the Mexican Income Tax Law are complied with. A sale or other disposition of shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

         On April 10, 2002, a general ruling was issued by the Mexican Ministry of Finance and Public Credit allowing a nonresident legal entity to elect not to pay the income tax if the sale or disposition of shares is carried out through the Mexican Stock Exchange and certain requirements set forth by the Mexican Income Tax Law are complied with. On May 30, 2002 the Mexican Ministry of Finance and Public Credit extended the effective date of this ruling until February 28, 2003, but the Mexican Ministry of Finance and Public Credit may withdraw this tax benefit at any time.

         If the exemption described above for a sale or other disposition of shares carried out through the Mexican Stock Exchange is not available, a nonresident individual or entity will be subject to a 5% tax on the gross income obtained on the sale or other disposition of shares, if the transaction is carried out through the Mexican Stock Exchange and certain requirements set forth by the Mexican Income Tax Law are complied with. In this case, a nonresident individual or entity may elect to pay a 20% tax on the gain realized on the sale or other disposition of shares.

         A sale or other disposition of shares by a nonresident individual or entity not carried out through the Mexican Stock Exchange is subject to a 25% tax on the gross income obtained on the sale or other disposition. In this case, a nonresident of Mexico that is not resident in a low tax jurisdiction (as defined by the Mexican Income Tax Law) may elect to designate a resident of Mexico to act as its representative for tax purposes, in which case taxes would be payable at a 35% rate on the gain realized on such sale or other disposition of shares. In accordance with the current Mexican Income Tax Law, this rate will be reduced to 34% during 2003, 33% during 2004 and 32% during 2005.

         If an individual or entity is a resident in a low tax jurisdiction (as defined by the Mexican Income Tax Law), then the sale or other disposition of shares by that individual or entity is subject to a 40% tax on the gross income obtained, regardless of whether or not the sale or disposition is carried out through the Mexican Stock Exchange or any other stock exchange authorized pursuant to the Mexican Securities Market Law.

         Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax, except that Mexican taxes may apply if such U.S. holder owned 25% or more of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

         Gains realized by other holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part or subject to a reduced tax rate. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

     Other Mexican Taxes

   Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

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

         For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

         o   a citizen or resident of the United States of America,

         o a corporation organized under the laws of the United States of America or any state thereof, or

         o otherwise subject to U.S. federal income taxation on a net income basis withrespect to the shares or ADSs.

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

     Taxation of Distributions

         In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits (including earnings and profits that accrued to Telmex and were attributed to us in connection with the spin-off) with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

         Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     Taxation of Dispositions

         A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or

ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

         Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

     Exchange of Shares

         A U.S. holder's exchange of AA Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged AA Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the AA Shares before such shares were exchanged.

     Information Reporting and Backup Withholding

         Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

         o   establishes that it is a corporation or other exempt holder, or

         o provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

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

         Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless

         o such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or

         o in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

         Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

                              Documents On Display

         We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and in Chicago, at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the SEC by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

                      Exchange Rate And Interest Rate Risks

         We are exposed to market risk from changes in currency exchange rates and interest rates. Interest rate risk exists principally with respect to our financial assets and liabilities with short terms or that bear interest at floating rates. Interest rate risk also exists with respect to the fair market value of fixed-rate financial assets and liabilities, which is affected by changes in interest rates. Exchange rate risk exists principally with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos.

         We regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. We may from time to time enter into hedging transactions with respect to indebtedness denominated in foreign currencies.

         The consolidation of Comcel and Telecom Americas in 2002 will increase the total amount of our financial assets and liabilities denominated in currencies other than Mexican pesos, and we will monitor opportunities to manage these risks.

                        Sensitivity Analysis Disclosures

         At December 31, 2001, we had approximately Ps.11.7 billion in financial assets denominated in U.S. dollars, principally consisting of cash, short-term investments and marketable securities, and approximately Ps.16.1 billion in financial liabilities denominated in U.S. dollars, consisting of debt. At December 31, 2001, we had approximately Ps.20.1 billion of indebtedness bearing interest at floating rates.

         At December 31, 2001, our financial liabilities denominated in U.S. dollars exceeded our financial assets denominated in U.S. dollars. The potential loss in fair value of financial instruments held at December 31, 2001 that would have resulted from a hypothetical, instantaneous 10% depreciation of the peso against the U.S. dollar would have been approximately Ps.446 million. Such a change in currency exchange rates would have resulted in additional interest income of approximately Ps.47 million per year due to the fact that our financial assets bear interest at a higher rate than our financial liabilities, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currencies of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the U.S. dollar.

         The potential loss in the fair market value of fixed-rate financial assets at December 31, 2001 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.145 million. The potential impact on the fair market value of fixed-rate financial liabilities at December 31, 2001 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.53 million.

         A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities at December 31, 2001 would have resulted in additional interest expense of approximately Ps.140 million per year, assuming no change in the principal amount of such indebtedness.

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

Item 18.  Financial Statements

         See pages F-1 through F-85, incorporated herein by reference.

Item 19.  Exhibits

         Documents filed as exhibits to this annual report:

   1.1 Amended and restated bylaws (estatutos sociales) of America Movil, S.A. de C.V., dated as of August 20, 2001 (together with an English translation).

   2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

   2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

   3.1 Shareholders Agreement dated December 20, 2000 between America Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16,
       2001).

   4.1 Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F (File No. 1-16269) filed on February 5, 2001).

   4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation).

   4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation).

   8.1 List of certain subsidiaries of America Movil, S.A. de C.V.

        Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of America Movil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of America Movil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Financial Statements of America Movil, S.A de C.V.                                              Page
---------------------------------------------------------------                                              ----
Report of Mancera, S.C.....................................................................................  F-1
Report of Deloitte and Touche..............................................................................  F-3
Report of PricewaterhouseCoopers...........................................................................  F-4
Report of Arthur Andersen LLP..............................................................................  F-5
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999 ................  F-6
Consolidated Balance Sheets as at December 31, 2001 and 2000 ..............................................  F-7
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and
1999 ......................................................................................................  F-8
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2001, 2000 and
1999 ......................................................................................................  F-9
Notes to the Consolidated Financial Statements ............................................................  F-10


Consolidated Financial Statements of Telecom Americas Ltd.                                                   Page
----------------------------------------------------------                                                   ----
Report of Deloitte and Touche..............................................................................  F-58
Consolidated Statement of Operations for the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000 .........................................................................................  F-59
Consolidated Statement of Stockholders' Equity for the year ended December 31, 2001 and for the 186-day period ended December 31, 2000 ............................................................................  F-60
Consolidated Balance Sheets as at December 31, 2001 and 2000 ..............................................  F-61
Consolidated Statement of Cash Flows for the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000 .........................................................................................  F-62
Notes to the Consolidated Financial Statements ............................................................  F-63

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
America Movil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of America Movil, S.A. de C.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 10% in 2000 and 11% in 2001, and total revenues constituting 9% in 2000 and 10% in 2001 of the related consolidated totals. Also, we did not audit the financial statements of certain affiliates which statements reflect approximately 10% and 21% of total assets as of December 31, 2000 and 2001, respectively, and 97% and 90% of total equity in results of affiliates for the years then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of America Movil, S.A. de C.V. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

As described in Note 2 to the accompanying consolidated financial statements, effective January 1, 2000, the Company adopted the requirements of Mexican Accounting Principles Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. The effects are described in Note 16.


                                                         Mancera, S.C.
                                                     A member practice of
                                                     Ernst & Young Global



                                              /s/ Francisco Alvarez
                                              C.P.C. Francisco Alvarez



Mexico City, Mexico
March 22, 2002

Deloitte and Touche

Independent Auditors' Report



To the Board of Directors and Shareholders of Telecom Americas, Ltd.



We have audited the accompanying consolidated balance sheets of Telecom Americas Ltd. as at December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2001 and the 186-day period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits.

We concluded our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for the year ended December 31, 2001 and the 186-day period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche S.P.C.


Montreal, Canada

January 31, 2002, except as to notes 1 and 25 which are as of February 12, 2002

PricewaterhouseCoopers

Report of the Independent Accountants




To the Board of Directors and Shareholder of America Central Tel, S. A.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of America Central Tel, S. A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Guatemala. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States and in Guatemala which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in Guatemala vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Guatemalan Quetzales for each of the two years in the period ended December 31, 2001, and the determination of consolidated stockholders' equity also expressed in Guatemalan Quetzales as of December 31, 2001 and 2000 to the extent summarized in Note 14 to the consolidated financial statements.


/s/PricewaterhouseCoopers



Guatemala City, Guatemala, C.A.

March 19, 2002

 THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP AND
            THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

Report of Independent Public Accountants

To the Board of Directors of CompUSA Inc.:

We have audited the accompanying consolidated balance sheets of CompUSA Inc., a Delaware corporation, and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 29, 2001, and for the period from February 27, 2000, to December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CompUSA Inc. and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of its operations and its cash flows for the year ended December 29, 2001, and for the period from February 27, 2000, to December 30, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP

Dallas, Texas,
        March 7, 2002 (except with respect to the matter discussed in Note 9, as to which the date is March 28, 2002)

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001, except for earnings per share)

                                                                                Year ended December 31,
                                                           ----------------------------------------------------------
                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                                                         2001, except
                                                                                                         for earnings
                                                               1999            2000            2001       per share
                                                           ----------------------------------------------------------
Operating revenues:
 Services:
  Usage charges                                            P. 7,646,317   P. 17,141,754   P. 25,680,609    $ 2,809
  Monthly rent                                                3,854,643       4,450,263       5,090,312        557
  Long-distance                                               1,412,153       2,885,814       3,850,847        421
  Other services                                                499,645         843,955       1,786,606        195
 Telephone equipment sales and other:
  Sales of handsets and accessories                           2,546,157       3,388,903       3,618,970        396
  Other revenues                                                224,281       1,384,327       1,336,569        146
                                                           ----------------------------------------------------------
                                                             16,183,196      30,095,016      41,363,913      4,524
                                                           ----------------------------------------------------------
Operating costs and expenses:
 Cost of sales                                                6,262,275      12,027,648      14,264,029      1,560
 Cost of sales for services with related parties (Note 14)    1,310,699       3,354,415       3,477,349        380
 Commercial, administrative and general                       4,526,914       8,306,572      10,800,307      1,182
 Commercial, administrative and general with
  related parties (Note 14)                                     225,313         411,628         331,062         36
 Impairment of investments in affiliates (Note 8)                                             1,940,557        212
 Depreciation and amortization (Notes 6, 7 and 8)
  (includes P. 1,198,593, P. 1,995,170 and
  P. 3,357,881 for the years ended December 31
  1999, 2000 and 2001, respectively not included in
  cost of sales)                                              1,560,577       3,088,899       4,477,174        490
                                                           ----------------------------------------------------------
                                                             13,885,778      27,189,162      35,290,478      3,860
                                                           ----------------------------------------------------------
Operating income                                              2,297,418       2,905,854       6,073,435        664
                                                           ----------------------------------------------------------
Comprehensive financing income (cost):
 Interest income                                              9,420,003       5,049,653       1,940,004        212
 Interest expense                                               (74,285)       (809,563)     (1,447,414)      (158)
 Interest expense with related parties (Note 14)                (92,383)       (307,505)         (5,995)        (1)
 Exchange (loss) gain, net                                   (1,157,411)        239,336        (347,632)       (38)
 Monetary loss                                               (4,935,938)     (3,083,024)       (743,985)       (81)
 Other income                                                                 1,003,364         385,101         42
                                                           ----------------------------------------------------------
                                                              3,159,986       2,092,261        (219,921)       (24)
                                                           ----------------------------------------------------------
Income before income tax and employee profit sharing          5,457,404       4,998,115       5,853,514        640
                                                           ----------------------------------------------------------
Provisions for:
 Income tax (Note 16)                                         1,166,247       3,109,432       2,993,988        327
 Employee profit sharing                                        118,128         169,913         190,795         21
                                                           ----------------------------------------------------------
                                                              1,284,375       3,279,345       3,184,783        348
                                                           ----------------------------------------------------------
Income before equity in results of affiliates and
 minority interest                                            4,173,029       1,718,770       2,668,731        292
Equity in net results of affiliates                              15,646      (1,031,744)     (3,700,658)      (405)
                                                           ----------------------------------------------------------
Income (loss) before minority interest                        4,188,675         687,026      (1,031,927)      (113)
Minority interest in loss of subsidiaries                       313,190         217,678         203,853         22
                                                           ----------------------------------------------------------
Majority net income (loss)                                 P. 4,501,865   P.    904,704   P.   (828,074)   $   (91)
                                                           ==========================================================
Common shares outstanding (in million) (Note 15)                 14,485          14,222          13,199     13,199
                                                           ==========================================================
Majority net income (loss) per share (Note 15)             P.     0.311   P.      0.063   P.     (0.060)   $(0.006)
                                                           ==========================================================

See accompanying notes

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                                                                    December 31,
                                                              ---------------------------------------------------------
                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                      2000                2001               2001
                                                              ---------------------------------------------------------
                           ASSETS
Current assets:
   Cash and short-term investments                            P.    23,178,306   P.      2,527,224     $          276
   Marketable securities (Note 3)                                    1,668,818           9,898,965              1,083
   Accounts receivable, net (Note 4)                                 4,557,876           4,383,641                479
   Related parties (Note 14)                                           860,776           1,674,030                183
   Inventories, net (Note 5)                                         3,700,367           3,408,221                373
   Prepaid expenses and other assets                                   585,066             628,793                 69
                                                              ---------------------------------------------------------
Total current assets                                                34,551,209          22,520,874              2,463
Plant, property and equipment, net (Note 6)                         34,175,114          39,977,826              4,373
Licenses, net (Note 7)                                               2,488,372           2,474,352                271
Investments in affiliates and others (Note 8)                       13,242,797          23,432,861              2,563
Goodwill, net (Note 8)                                               7,317,499           4,257,251                465
                                                              ---------------------------------------------------------
Total assets                                                  P.    91,774,991   P.     92,663,164     $       10,135
                                                              =========================================================

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Short-term debt and current portion of long-term
        debt (Note 11)                                        P.     6,947,975   P.      6,304,020     $          690
    Accounts payable and accrued liabilities (Notes 9 and 10)       10,852,410           9,550,025              1,045
    Taxes payable                                                      544,369           1,185,716                130
    Related parties (Note 14)                                           20,056             322,207                 35
    Deferred revenues                                                1,136,195           1,478,060                161
                                                              ---------------------------------------------------------
Total current liabilities                                           19,501,005          18,840,028              2,061

Long-term debt (Note 11)                                             1,220,187          15,172,670              1,660
Deferred taxes (Note 16)                                             2,635,991           2,004,592                219
Deferred credits                                                        47,884              16,782                  1
                                                              ---------------------------------------------------------
Total liabilities                                                   23,405,067          36,034,072              3,941
                                                              ---------------------------------------------------------

Stockholders' equity (Note 15):
Capital stock                                                       28,411,802          28,391,094              3,105
Retained earnings:
  Prior years                                                       37,115,002          30,629,581              3,350
  Net income (loss) for the year                                       904,704            (828,074)               (91)
                                                              ---------------------------------------------------------
                                                                    38,019,706          29,801,507              6,364
Accumulated other comprehensive loss                                  (269,770)         (2,311,343)              (252)
                                                              ---------------------------------------------------------
Total majority stockholders' equity                                 66,161,738          55,881,258              6,112
Minority interest                                                    2,208,186             747,834                 82
                                                              ---------------------------------------------------------
Total stockholders' equity                                          68,369,924          56,629,092              6,194
                                                              ---------------------------------------------------------
Total liabilities and stockholders' equity                    P.    91,774,991   P.     92,663,164     $       10,135
                                                              =========================================================


See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                          ------------------------------------------------------------------------------------------
                                                                                            Retained earnings
                                                                          ----------------------------------------------------------
                                                                           Reserve for
                                                                           purchase of
                                           Investment of     Capital      Company's own     Legal
                                          parent company      Stock          shares        Reserve     Unappropriated       Total
                                          ------------------------------------------------------------------------------------------
Balances at January 1, 1999               P.  47,693,916                                P.    41,412    P. 4,075,987   P. 4,117,399
Increase in legal reserve                                                                     97,381         (97,381)
Increase in investment of parent
 company                                       2,501,549
Minority interest
Comprehensive income:
 Net income for the year                                                                                   4,501,865      4,501,865
 Other comprehensive income:
   Effect of translation of foreign
    entities
   Results from holding nonmonetary
    assets

Comprehensive income:
                                          ------------------------------------------------------------------------------------------
Balances at December 31, 1999                 50,195,465                                     138,793       8,480,471      8,619,264
Cumulative effects of accounting
 change                                                                                                   (1,866,558)    (1,866,558)
Increase in legal reserve                                                                    152,948        (152,948)
Increase in investment of parent
 company                                       8,578,633
Effect of spin-off (Notes 1 and 15)          (58,774,098  P.28,411,802                                    30,362,296     30,362,296
Minority interest
Comprehensive income:
 Net income for the year                                                                                     904,704        904,704
 Other comprehensive income:
   Effect of translation of foreign
    entities
   Effect of current year deferred
    income tax on stockholders'
    equity accounts
   Results from holding nonmonetary
    assets

Comprehensive income:
                                          ------------------------------------------------------------------------------------------
Balances at December 31, 2000 (Note 15)                     28,411,802                       291,741      37,727,965     38,019,706
Increase in legal reserve                                                                     82,772         (82,772)
Increase in reserve for purchase of
 Company's own shares                                                     P.10,210,500                   (10,210,500)
Minority interest
Dividends paid                                                                                              (566,274)      (566,274)
Cash purchase of Company's own shares                          (20,708)     (6,823,851)                                  (6,823,851)
Comprehensive income:
 Net loss for the year                                                                                      (828,074)      (828,074)
 Other comprehensive income:
   Effect of translation of foreign
    entities
   Effect of current year deferred
    income tax on stockholders'
    equity accounts
   Results from holding nonmonetary
    assets

Comprehensive income:
                                          ------------------------------------------------------------------------------------------
Balances at December 31, 2001 (Note 15)   P.              P.28,391,094    P. 3,386,649  P.   374,513    P.26,040,345   P.29,801,507
                                          ==========================================================================================
                                          ----------------------------------------------------------------------------------------


                                          Accumulated other   Comprehensive    Total majority                      Total
                                            comprehensive         income       stockholders'      Minority     stockholders'
                                                 loss             (loss)           equity         interest         equity
                                          ------------------------------------------------------------------------------------
Balances at January 1, 1999                 P.  (422,533)                     P.   51,388,782                 P.  51,388,782
Increase in legal reserve
Increase in investment of parent
 company                                                                            2,501,549                      2,501,549
Minority interest                                                                              P.    697,693         697,693
Comprehensive income:
 Net income for the year                                     P.    4,501,865        4,501,865                      4,501,865
 Other comprehensive income:
   Effect of translation of foreign
    entities                                     (71,572)            (71,572)         (71,572)                       (71,572)
   Results from holding nonmonetary
    assets                                      (187,582)           (187,582)        (187,582)                      (187,582)
                                                             -----------------
Comprehensive income:                                        P.    4,242,711
                                          -------------------=================------------------------------------------------
Balances at December 31, 1999                   (681,687)                          58,133,042        697,693      58,830,735
Cumulative effects of accounting
 change                                          301,706                           (1,564,852)                    (1,564,852)
Increase in legal reserve
Increase in investment of parent
 company                                                                            8,578,633                      8,578,633
Effect of spin-off (Notes 1 and 15)
Minority interest                                                                                  1,510,493       1,510,493
Comprehensive income:
 Net income for the year                                     P.      904,704          904,704                        904,704
 Other comprehensive income:
   Effect of translation of foreign
    entities                                    (535,952)           (535,952)        (535,952)                      (535,952)
   Effect of current year deferred
    income tax on stockholders'
    equity accounts                              468,507             468,507          468,507                        468,507
   Results from holding nonmonetary
    assets                                       177,656             177,656          177,656                        177,656
                                                             -----------------
Comprehensive income:                                        P.    1,014,915
                                          -------------------=================------------------------------------------------
Balances at December 31, 2000 (Note 15)         (269,770)                          66,161,738      2,208,186      68,369,924
Increase in legal reserve
Increase in reserve for purchase of
 Company's own shares
Minority interest                                                                                 (1,460,352)     (1,460,352)
Dividends paid                                                                       (566,274)                      (566,274)
Cash purchase of Company's own shares                                              (6,844,559)                    (6,844,559)
Comprehensive income:
 Net loss for the year                                       P.     (828,074)        (828,074)                      (828,074)
 Other comprehensive income:
   Effect of translation of foreign
    entities                                    (343,665)           (343,665)        (343,665)                      (343,665)
   Effect of current year deferred
    income tax on stockholders'
    equity accounts                              316,866             316,866          316,866                        316,866
   Results from holding nonmonetary
    assets                                    (2,014,774)         (2,014,774)      (2,014,774)                    (2,014,774)
                                                             -----------------
Comprehensive income:                                        P.   (2,869,647)
                                          -------------------=================------------------------------------------------
Balances at December 31, 2001 (Note 15)   P.  (2,311,343)                     P.   55,881,258  P.    747,834  P.  56,629,092
                                          ===================                 ================================================

See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                                                                  Year ended December 31,
                                                            ---------------------------------------------------------------------
                                                                                                                    Millions of
                                                                                                                   U.S. dollars
                                                                  1999              2000              2001             2001
                                                            ---------------------------------------------------------------------
Operating activities:
  Majority net income (loss)                                P.   4,501,865    P.     904,704   P.      (828,074)  $        (91)
  Add (deduct) items not requiring the use of resources:
    Depreciation                                                 1,194,875         2,247,536          3,568,137            391
    Amortization                                                   365,702           841,363            909,037             99
    Deferred income tax                                                            1,607,617           (273,247)           (30)
    Deferred employee profit sharing                                                  20,352
    Impairment on affiliates                                                                          1,940,557            212
    Equity in results of affiliates                                (15,646)        1,031,744          3,700,658            405
    Minority interest in results of subsidiaries                  (313,190)         (217,678)          (203,853)           (22)
  Changes in operating assets and liabilities:
    Accounts receivable                                           (468,369)       (1,645,411)           174,235             19
    Prepaid expenses                                              (115,359)         (119,926)           (43,727)            (5)
    Inventories                                                 (1,845,468)       (1,170,437)           292,146             32
    Accounts payable and accrued liabilities                     3,996,896         3,617,408         (1,933,784)          (211)
    Related parties                                               (227,527)         (384,842)          (511,103)           (56)
    Deferred revenues and credits                                   67,039           411,788            310,763             34
    Taxes payable                                                  120,808          (321,712)           914,594            100
                                                            ---------------------------------------------------------------------
Resources provided by operating activities                       7,261,626         6,822,506          8,016,339            877
                                                            ---------------------------------------------------------------------

Financing activities:
  New loans                                                      2,700,602        10,266,312         19,995,844          2,187
  Repayment of loans                                              (207,001)       (9,286,042)        (6,049,993)          (663)
  Decrease in capital stock and retained earnings due to
    purchase of Company's own shares                                                                 (6,844,559)          (749)
  Cash dividends paid                                                                                  (566,274)           (62)
  Effect of inflation and exchange rate differences
    on debt                                                        (21,717)         (133,494)          (637,323)           (68)
  Related parties                                                                 (2,906,932)
  Increase in investment of parent company                       2,501,549         8,578,633
                                                            ---------------------------------------------------------------------
Resources provided by financing activities                       4,973,433         6,518,477          5,897,695            645
                                                            ---------------------------------------------------------------------

Investing activities:
  Investment in plant, property and equipment                   (6,955,035)      (15,515,183)       (11,068,757)        (1,211)
  Investment in subsidiaries and affiliated companies           (5,474,321)      (16,874,625)       (15,001,680)        (1,641)
  Investment in marketable securities                           (4,580,022)        2,911,204         (8,230,147)          (900)
  Initial cash from companies acquired                             788,144           394,156
  Investment in licenses                                                             (89,378)          (264,532)           (29)
                                                            ---------------------------------------------------------------------
Resources used in investing activities                         (16,221,234)      (29,173,826)       (34,565,116)        (3,781)
                                                            ---------------------------------------------------------------------

Net decrease in cash and short-term investments                 (3,986,175)      (15,832,843)       (20,651,082)        (2,259)
Cash and short-term investments at beginning of the year        42,997,324        39,011,149         23,178,306          2,535
                                                            ---------------------------------------------------------------------
Cash and short-term investments at end of the year          P.  39,011,149    P.  23,178,306   P.     2,527,224   $        276
                                                            =====================================================================

See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


1.  Description of Business

a)  Telmex Spin-off

         The spin-off by Telefonos de Mexico, S.A. de C.V. (Telmex) of the entities comprising America Movil, S.A. de C.V. and its subsidiaries (collectively, the Company or America Movil) was approved by Telmex stockholders at an extraordinary stockholders' meeting held on September 25, 2000, at which time each holder of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class. As a result of the spin-off, America Movil was established as a Mexican corporation, independent of Telmex, to which specified assets, liabilities and equity were transferred.

         Prior to the spin-off, the entities comprising America Movil operated independently of Telmex. Costs and expenses incurred or paid by Telmex on behalf of these entities were passed on to the respective Company. Telmex and Radiomovil Dipsa, S.A. de C.V. (Telcel), a significant subsidiary of America Movil, have extensive operational relationships including, among others, the interconnection of their respective networks and the use of facilities, particularly the colocation of switching equipment on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the spin-off and have continued in effect without significant modification following the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

         Neither Telmex nor America Movil owns any capital stock in the other; however, both companies are controlled by the same group of shareholders. The relationship between Telmex and America Movil is limited to: a) agreements related to the implementation of the spin-off and b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as described above.

         Prior to the incorporation of America Movil, the Company's operations were conducted through subsidiaries of Telmex. The financial statements for the year ended December 31, 1999, are presented on a combined basis prepared from Telmex's historical accounting records, and include the historical operations of the entities transferred to America Movil by Telmex in the spin-off. In this context, no historical direct ownership relationship existed among the various entities comprising America Movil prior to the spin-off; accordingly, Telmex and its subsidiaries' net investment in America Movil has been included in these financial statements at Telmex's indexed cost plus its equity in the undistributed earnings or losses of the spun-off entities.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


b) Operations

         America Movil is a leading provider of wireless communications services in Mexico through its subsidiary Radiomovil Dipsa, S.A. de C.V. which operates under the trademark "Telcel". America Movil provides Mexico's only nationwide cellular telecommunications services.

         America Movil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Spain, Puerto Rico and the United States.

         America Movil equity interest in its principal subsidiaries and affiliated companies as of December 31, 2000 and 2001 is as follows:

-------------------------------------------------------------------------------------------------------
                                                                       Equity interest at December 31,
                   Name of Company                       Location          2000               2001
-------------------------------------------------------------------------------------------------------
Subsidiaries:
Sercotel, S.A. de C.V.                                Mexico              100.0%             100.0%
  Radiomovil Dipsa, S.A. de C.V.                      Mexico              100.0              100.0
  TracFone Wireless, Inc.                             USA                  97.4               97.8
  America Central Tel, S.A. (ACT)                     Guatemala            85.6               94.9
     Telecomunicaciones de Guatemala, S.A.
       (TELGUA)                                       Guatemala            81.3               93.8
     Servicios de Comunicaciones Personales
       Inalambricas, S.A., (Sercom)                   Guatemala            90.8               93.8
  Consorcio Ecuatoriano de Telecomunicaciones,
       S.A. CONECEL (Conecel)                         Ecuador              60.0               61.3
   Techtel-LMDS Comunicaciones Interactivas, S.A.     Argentina            60.0

Affiliates:
Telecom Americas, Ltd.                                Bermuda              44.3               45.5
   ATL-Algar Telecom Leste, S.A.                      Brazil               22.1               26.8
   Americel, S.A.                                     Brazil                7.2               34.1
   Telet, S.A.                                        Brazil                7.2               35.3
   Tess, S.A.                                         Brazil                                  45.5
   Techtel-LMDS Comunicaciones Interactivas, S.A.     Argentina                               27.3
   Canbras Communications Corp.                       Canada               31.3               34.6
   Comunicacion Celular, S.A.                         Colombia             30.3               35.3
   Occidente y Caribe Celular, S.A.                   Colombia             22.9               28.6
   Genesis Telecom, C.A.                              Venezuela            22.5               26.8
ATL-Algar Telecom Leste, S.A.                         Brazil                                  41.0
CompUSA, Inc.                                         USA                  49.0               49.0
SBC International Puerto Rico, Inc.                   Puerto Rico          50.0               50.0
Empresas Cablevision, S.A. de C.V.                    Mexico               49.0               49.0
Organizacion Recuperadora de Cartera S.A. C.V.        Mexico                                  45.0
Iberbanda, S.A. (formerly FirstMark
Comunicaciones Espana, S.A.)                          Spain                17.5               18.6
Network Access Solutions                              USA                   5.9                2.0

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         America Movil through its subsidiaries, Telcel, Sercom and Conecel, has licenses to install, operate and manage mobile telecommunication services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015. The licenses in Ecuador and Guatemala will expire between the years 2009 and 2014, respectively. As payment for the licenses awarded in Mexico (except as mentioned in the next paragraph), the Mexican federal government receives a percentage of Telcel's revenues, ranging from 4% to 10% of annual gross revenues derived from the licenses and generated in Mexico.

         In 1997 and 1998, the Mexican federal government awarded Telcel additional licenses to those mentioned in the preceding paragraph to operate a nationwide wireless network using the 800-megahertz (Band B) radio spectrum and to use the 1800-1900 megahertz (Band D) radio spectrum to provide personal communication services (PCS) in the nine regions into which Mexico is divided. The licenses are for 20 years and required a single payment of P. 45,457 and P. 1,778,134, respectively. The term of these licenses may be extended at the discretion of the federal government.

         Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom), ACT's subsidiary, holds licenses in Guatemala to operate its cellular network on different frequencies for 15 years. Sercom paid approximately U.S.$ 20 million for these licenses.

         Since 1994, Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) has held licenses to operate a cellular network and provide teleport services in Ecuador for a period of 15 years. In May 1998, Conecel paid in advance U.S.$ 53 million for the concession rights.

         Under the terms of licenses granted to Telcel, and under the Mexican Federal Telecommunications Law, the Company may freely set rates for licensed services. Rates do not require authorization from the Communications Ministry; however, the Company must publish and register them with the Ministry.

         Revenues of Telcel, Telgua Sercom and Conecel include usage charges, monthly rent, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

         TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone's software. TracFone does not own cellular infrastructure but purchases airtime from carriers throughout the United States. Revenues derived from the sale of cellular telephones are incidental to TracFone's main business of reselling cellular airtime. TracFone services are provided within the continental United States.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


2.  Significant Accounting Policies

         The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a)  Consolidation

         The consolidated financial statements include the accounts of America Movil and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

         All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

         The minority interest relates to the Company's foreign subsidiaries.

b)  Revenue recognition

         Revenues are recognized at the time services are provided. All services provided by Telcel, Telgua, Sercom and Conecel are billed monthly based on the rates approved by the regulatory authorities in the respective countries.

         Revenues from the sale of prepaid plans (calling cards) are deferred and recognized as a customer uses the airtime or when the card expires. Basic monthly rent under other than prepayment plans is billed in the month prior to service and recognized as revenues in the month the service is provided. Revenues from minutes over the maximum allotted are recognized at the time the service is provided.

         Telcel generally does not charge activation fees to its customers; however, in certain regions of Mexico, depending upon market and competition strategies, certain activation fees are charged. Telcel recognizes these fees, as well as the cost incurred to obtain a customer, in the statement of operations when the fees are billed. Telgua's revenues from telephone line installation fees are deferred based on the estimated useful life of subscribers.

         TracFone's sales of airtime are deferred and recognized as revenues when a customer uses the airtime.

         Sales of handsets and accessories are recorded as revenue upon shipment, provided that no Company obligation remains and that collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under other than prepayment plans is charged to income at the time the respective agreements are signed.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


c)  Basis of translation of financial statements of foreign subsidiaries

         The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Argentina, Brazil, Spain, Puerto Rico and the United States, which in the aggregate account for approximately 23% and 22% of the Company's total operating revenues and approximately 31% and 35% of the Company's total assets in 2000 and 2001, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (MIPA), as follows:

         The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

         All balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations accounts were translated at the weighted average exchange rate for the year. The exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income. Translations adjustments are reflected in a separate stockholders' equity caption known as "Effect of translation of foreign subsidiaries."

         At December 31, 1999, 2000 and 2001, translation losses aggregated P. 71,572, P. 535,952 and P. 343,665, respectively, and are included in stockholders' equity under the caption other accumulated comprehensive income items.

         Previously reported 1999 and 2000 consolidated financial statements are presented in constant currency at December 31, 2001, using a common restatement factor of 3.10%, which was determined based on the weighted average revenues for each of the currencies included in the financial statements.

d)  Recognition of the effects of inflation

         The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information", issued by the MIPA. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of December 31, 2001. Accordingly, the financial statements have been restated as follows:

         Plant, property and equipment and construction in progress were restated as described in Note 6.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         Inventories are presented at estimated replacement cost, not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

         Capital stock, retained earnings and other nonmonetary assets were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico.

         Included in Accumulated other comprehensive income, is the deficit from restatement of stockholder's equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2001 aggregates P. 14,988, the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, and the effect of translation of foreign entities.

         The net monetary loss represents the impact of inflation on monetary assets and liabilities. The relative amounts were included in the statements of operations as a part of the comprehensive financing income (cost).

         Mexican accounting Bulletin B-12, "Statement of Changes in Financial Position" specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

e)  Cash, short-term investments and restricted investments

         Cash and short-term investments, represented principally by bank deposits and highly liquid investments with maturities of three months or less, are stated at cost plus accrued interest. The stated value is not in excess of market value.

         In order to comply with agreements entered with certain United States national airtime carriers, TracFone has placed funds on deposit with commercial banks in the form of certificates of deposits with maturities between six months and one year. Because the amounts involved are not material (P. 29,780 and P. 11,784 at December 31, 2000 and 2001, respectively), these amounts have been included under cash and short-term investments on the consolidated balance sheets.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


f)  Marketable securities

         Marketable securities, presented at market value, are held for trading purposes and include corporate and foreign government bonds, notes and equity securities.

g)  Allowance for doubtful accounts

         The Company provides an allowance for doubtful accounts for accounts receivable that are more than 90 days past due.

h)  Plant, property and equipment

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
            Other assets                                 10% to 25%

         Telcel's cost of installed telephone equipment used to provide cellular telephone service in rural areas and fixed cellular telephone service in urban areas is depreciated over a 3 year period, based on the estimated useful lives of the telephone equipment.

i)  Leasehold improvements

         These investments are restated based on the NCPI and consist of costs incurred in remodeling the building where the Company's offices are located. Amortization is computed over a 3 year period which in general corresponds to the term of the lease agreement.

j)  Licenses

         The licenses to operate wireless telecommunications networks in Mexico are restated using the NCPI. Amortization is computed based on the restated value, using the straight-line method over the initial term of the license. The wireless mobile (PCS) licenses to operate in Guatemala and Ecuador are being amortized at 6% annually.

k)  Equity investments in affiliates

         The investment in shares of affiliates in which the Company holds an equity interest of 10% or more and has significant influence, is accounted for using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are determined (see Note 8).

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


l)  Goodwill

         As described in Note 8, during 1999 and 2000, the Company expanded its business through acquisitions of wireless telecommunications companies which operate in established markets, where the estimated useful lives of the acquired assets are approximately 10 years; based on this, the Company decided to change the amortization period of goodwill to ten years. Had the Company continued with its previous policy, amortization expense for the years ended December 31, 2000 and 2001 would have increased by P. 599,730 and P.630,485 and net income would have decreased by the same amount (reduction of P. 0.042 and P. 0.050 of net income per share).

         In addition, the ten-year amortization period is consistent with amortization practices in the wireless telecommunications industry.

         Through December 31, 1999, the Company amortized goodwill derived from the acquisition of subsidiaries and affiliates over a period of five years.

m)  Exchange differences

         Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

n)  Employee benefits obligations

         The cost of seniority premiums is recognized during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, issued by the MIPA, (see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

o)  Income tax and employee profit sharing

         Effective January 1, 2000, requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the MIPA, went into effect. This Bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, this Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time. Consequently, the income tax provision for 2000 and 2001 includes both current year and deferred income tax (see Note 16).

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         Bulletin D-4 does not significantly change how deferred employee profit sharing in accounted for.

p)  Advertising

         All advertising costs are expensed as incurred. Advertising expense amounted to approximately P. 598,708, P. 1,481,384 and P. 1,722,407, for the years ended December 31, 1999, 2000 and 2001, respectively.

q)  Comprehensive income

         Requirements of Mexican accounting Bulletin B-4, "Comprehensive Income", issued by the MIPA, went into effect on January 1, 2001. The Company's comprehensive income is the net income (loss) for the year presented in the statement of operations plus the result from holding nonmonetary assets, the effects of translation of foreign entities and the effect of deferred taxes applied directly to stockholders' equity.

r)  Earnings per share

         The Company determined earnings per share by dividing current year net results by the average weighted number of shares issued and outstanding during the period as specified in Mexican accounting Bulletin B-14, "Earnings per share", issued by the MIPA. For the year ended December 31, 1999, earnings per share were determined based on the number of shares issued and outstanding (14,485 million) at September 25, 2000, the date America Movil was incorporated.

         To determine the average weighted number of shares issued and outstanding in 2001, the shares held by the Company have been excluded from the computation.

s)  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

t)  Concentration of risk

         The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. America Movil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

         Approximately 92%, 60% and 67% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 1999, 2000 and 2001, respectively, represented services rendered from one supplier; approximately 79%, 75% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 75%, 90% and 90% of telephone plant purchases were made from two suppliers.

         If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results of operations could be adversely affected.

u)  Financial instruments

         Requirements of the new Mexican Accounting Principles Bulletin C-2, "Financial Instruments", issued by the MIPA, went into effect on January 1, 2001. This new bulletin establishes the basic rules to be observed by issuers of and the investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (including derivatives) be recognized as assets and liabilities and that the gains and losses on such instruments be credited and charged, respectively, to income, except for asset and liability hedges. The Company enters into short-term exchange-rate hedges to offset the risk of loss on certain U.S. dollar denominated transactions. The gains or losses on these hedges are credited or charged to income using the accrual method, net of the gains or losses on the related assets or liabilities. In 2001, the observance of the requirements of Bulletin C-2 had no material effects, nor were there any equivalent transactions of importance in 1999 and 2000.

v)  Convenience translation

         United States dollar amounts as of December 31, 2001 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2001, as a matter of mathematical computation only, at an exchange rate of P. 9.1423 to U.S.$ 1.00, the December 31, 2001 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

w)  Reclassifications

         Some amounts shown in the 1999 and 2000 financial statements have been reclassified for uniformity of presentation with 2001.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


3.  Marketable Securities

         The following is a summary of marketable securities, all of which were classified as trading, as of December 31, 2000 and 2001:

                                                    2000                               2001
                                      ---------------------------------------------------------------------
                                            Cost          Fair Value          Cost           Fair Value
                                      ---------------------------------------------------------------------
Corporate bonds                                                          P.    2,828,629  P.     3,031,953
Notes                                                                          5,528,472         5,682,811
Foreign government bonds              P.   1,448,152   P.     1,526,027          746,466           762,983
Equity securities                            145,110            142,791          421,218           421,218
                                      ---------------------------------------------------------------------
                                      P.   1,593,262   P.     1,668,818  P.    9,524,785  P.     9,898,965
                                      =====================================================================

         The Company included for 2001, under comprehensive financing cost, unrealized gains in its marketable securities of P. 374,180, of which 357,663 are from available-for-sale securities (P. 50,649 and P. 75,556 in 1999 and 2000, respectively). Net realized gains on trading securities for 2001 totaled
P. 272,777 (P. 249,506 and P. 51,251 in 1999 and 2000).

         The December 31, 1999 investments in equity securities and bonds were realized in 2000, producing a gain of P. 190,579. During 2001, the Company sold part of its foreign government bonds that held at December 31, 2000, producing a loss of P. 573,512.

4.  Accounts Receivable

         Accounts receivable consist of the following:

                                                                            2000                2001
                                                                    ---------------------------------------
Subscribers                                                         P.     1,623,106     P.     2,217,499
Interconnection receivables from cellular operators                          156,556              318,967
Retailers                                                                    475,048            1,529,583
Williams International, Ltd.                                                 697,783
Creditable taxes                                                           1,417,347              121,895
Other receivables                                                            528,330              338,368
                                                                    ---------------------------------------
                                                                           4,898,170            4,526,312
Less: Allowance for doubtful accounts                                       (340,294)            (142,671)
                                                                    ---------------------------------------
Net                                                                 P.     4,557,876     P.     4,383,641
                                                                    =======================================

         Activity in the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001 was as follows:

                                                         1999               2000                 2001
                                                  ---------------------------------------------------------
Opening balance as of December 31                 P.   (139,737)     P.    (157,767)      P.    (340,294)
Additions charged to costs and expenses                (217,359)           (313,682)            (140,191)
Deductions to reserve for write-offs                    199,329             131,155              337,814
                                                  ---------------------------------------------------------
Ending balance                                    P.   (157,767)     P.    (340,294)      P.    (142,671)
                                                  =========================================================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


5.  Inventories

         Inventories consist of the following:

                                                                        2000                 2001
                                                                ---------------------------------------
             Cellular telephones and accessories                P.       3,712,695   P.     3,434,960
             Less:
             Reserve for obsolete inventory                                (12,328)           (26,739)
                                                                ---------------------------------------
             Net                                                P.       3,700,367   P.     3,408,221
                                                                =======================================

6.  Plant, Property and Equipment

a)  Plant, property and equipment consist of the following:

                                                                       2000                 2001
                                                                ---------------------------------------
             Telephone plant and equipment                      P.      26,301,005   P.    32,966,811
             Land and buildings                                            950,351          4,540,649
             Other assets                                                2,579,202          6,694,803
                                                                ---------------------------------------
                                                                        29,830,558         44,202,263
             Accumulated depreciation                                   (7,194,193)       (13,365,067)
                                                                ---------------------------------------
             Net                                                        22,636,365         30,837,196
             Construction in progress and advances to
               equipment suppliers                                       7,778,289          7,124,127
             Inventories for use in construction of the
               telephone plant                                           3,760,460          2,016,503
                                                                ---------------------------------------
             Total                                              P.      34,175,114   P.    39,977,826
                                                                =======================================

         Included in plant, property and equipment are the following assets held under capital leases:

                                                                       2000                 2001
                                                                ---------------------------------------
             Assets under capital leases                        P.          43,835   P.        43,835
             Accumulated depreciation                                      (13,727)           (37,669)
                                                                ---------------------------------------
                                                                P.          30,108   P.         6,166
                                                                =======================================

b) Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was
P. 1,194,875, P. 2,247,536 and P. 3,568,137, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)



         Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2000 and 2001 this caption was restated as follows:

         . The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

         . The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

         At December 31, 2001, approximately 88% of the value of the telephone plant, property and equipment (90% in 2000) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2000 and 2001, restated on the basis of the 2001 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

                                                                       2000              2001
                                                                ---------------------------------
Telephone plant and equipment                                   P.   26,683,849  P.   35,490,271
Land and buildings                                                      951,462        4,908,137
Other assets                                                          2,579,202        6,975,764
                                                                ---------------------------------
                                                                     30,214,513       47,374,172
Accumulated depreciation                                             (7,495,513)     (13,639,717)
                                                                ---------------------------------
Net                                                                  22,719,000       33,734,455
Construction in progress and advances
  to equipment suppliers                                              7,785,525        7,124,127
Inventories for use in construction of the
  telephone plant                                                     3,760,460        2,016,503
                                                                ---------------------------------
Total                                                           P.   34,264,985  P.   42,875,085
                                                                =================================

7.  Licenses

         As of December 31, 2000 and 2001 licenses are as follows:

                                                                       2000              2001
                                                                ---------------------------------
Investment                                                      P.    3,301,054  P.    3,565,586
Accumulated amortization                                               (812,682)      (1,091,234)
                                                                ---------------------------------
Net                                                             P.    2,488,372  P.    2,474,352
                                                                =================================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         Amortization expense for the years ended December 31, 1999, 2000 and 2001 was P. 161,725, P. 241,633 and P. 278,552, respectively.


8.  Investments

         An analysis at December 31, 2000 and 2001 is as follows:

                                                                  2000                    2001
                                                         --------------------------------------------
Investments in:
  Affiliates                                             P.    12,320,410       P.    22,879,542
  Other investments                                               922,387                553,319
                                                         --------------------------------------------
         Total                                           P.    13,242,797       P.    23,432,861
                                                         ============================================

I.  Investments in affiliates

         An analysis of the equity investments in affiliated companies at December 31, 2000 and 2001, and a brief description of major acquisitions is as follows:

                                                                  2000                    2001
                                                         ---------------------------------------------
Telecom Americas, Ltd.                                   P.     4,928,961       P.    12,964,146
ATL-Algar Telecom Leste, S.A. (1)                                                      2,836,215
CompUSA, Inc.                                                   4,066,625              3,914,892
SBC International Puerto Rico, Inc.                             2,471,848              2,072,828
Empresas Cablevision, S.A. de C.V.                                757,100                665,103
Organizacion Recuperadora de Cartera S.A. de C.V.                                        426,358
Iberbanda, S.A.                                                    95,876
                                                         -------------------------------------------
    Total                                                P.    12,320,410       P.    22,879,542
                                                         ===========================================

(1) Net of a note payable of U.S.$ 90 million.

         Financial statements highlights of the affiliated companies as of December 31, 2000 and 2001 are as follows:

                                                                  December 31, 2000
                                              --------------------------------------------------------
                                                  Telecom                           SBC International
                                               Americas, Ltd.      CompUSA, Inc.    Puerto Rico, Inc.
                                              --------------------------------------------------------
Balance sheet:
 Current assets                               P.  11,118,200     P.    8,786,112     P.      826,107
 Noncurrent assets                                24,522,161          11,436,764           9,805,632
 Current liabilities                               2,418,225           7,156,552           4,228,775
 Noncurrent liabilities                            7,073,713           4,743,237           2,078,520
 Minority interest                                   224,401
Statement of operations:
 Revenues                                            250,956          40,292,613           2,254,543
 Gross (loss) profit                                (151,944)          7,930,877             (92,965)
 Net loss                                           (724,195)           (470,982)           (367,446)

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                                                December 31, 2001
                                              -----------------------------------------------------
                                                  Telecom.                       SBC International
                                               Americas, Ltd.    CompUSA, Inc.   Puerto Rico, Inc.
                                              -----------------------------------------------------
Balance sheet:
 Current assets                               P.    8,190,705   P.   6,610,953    P.    1,920,797
 Noncurrent assets                                 58,412,897        9,564,272          8,894,333
 Current liabilities                               25,355,602        5,281,690          5,236,837
 Noncurrent liabilities                            17,154,959        3,313,910          1,781,203
 Minority interest                                  1,343,580
Statement of operations:
 Revenues                                           4,326,200       37,962,944          2,455,823
 Gross (loss) profit                               (2,307,709)        (771,345)         1,770,077
 Net loss                                          (8,632,370)        (969,047)          (216,032)

Telecom Americas

a) In November 2000, The Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Americas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

         America Movil contributed to Telecom Americas approximately U.S.$ 164.9 million in cash and U.S.$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste, S.A. ("ATL") (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina. The goodwill of P. 232,367 generated is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 232,367 and P. 193,177, respectively.

         BCI contributed notes for approximately U.S.$ 964 million to Telecom Americas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbras Communications Corp., S.A. a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicacion Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Genesis Telecom, C.A. a broadband cellular operator in Venezuela.

         SBCI contributed its equity interest in ATL.

         As a result of the contributions mentioned above, America Movil and BCI each had a 44.27% equity interest in the capital stock of Telecom Americas and SBCI had an equity interest of 11.46%. Telecom Americas is subject to provisions regulating the rights of each stockholder with respect to management. Basically, these provisions require agreement between America Movil and BCI on important decisions affecting Telecom Americas.

b) As mentioned previously, as part of the formation of Telecom Americas, BCI and America Movil contributed notes for U.S.$ 964 million and U.S.$ 1,007.5 million, respectively, subject to cancellation at June 30, 2001. On July 13, 2001, BCI and America Movil cancelled notes for a total of U.S.$ 275 million and U.S.$ 141 million, respectively.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         In addition, during the first half of 2001 America Movil, BCI and SBCI contributed U.S.$ 107 million, U.S.$ 97 million and U.S.$ 30 million, respectively, to Telecom Americas.

         As a result of these cancellations and contributions, BCI's equity interest in Telecom Americas was reduced to 41.7% (from 44.27%); America Movil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.46%).

c) On February 7, 2002, Telecom Americas was reorganized to maintain exclusively investments in cellular companies in Brazil. Telecom Americas transfered its 77.1% equity interest in Comcel and 60% equity interest in Techtel to America Movil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to America Movil and BCI. America Movil also transfered to Telecom Americas an additional 41% equity interest in the Brazilian ATL plus U.S.$80 million in cash. BCI, SBCI and America Movil's equity interest in Telecom Americas did not change as a result of the restructuring.

d) On February 12, 2002, Telecom Americas signed an agreement with a financial investor for an equity investment of U.S.$ 300 million, which is subject to customary closing conditions and is expected to close in April 2002. Taking into account the proposed U.S.$ 300 million investment, America Movil's interest in Telecom Americas would be reduced approximately to 42.4%.

e) In January 2002, America Movil acquired in various transactions a minority equity interest of 14% in Comcel for approximately U.S.$ 55 million. Most of this minority interest was acquired from Empresa de Telecomunicaciones de Bogota, S.A. As a result of the restructuring in Telecom Americas described in the preceding paragraph and the acquisition of the 14% minority interest, America Movil's equity interest in Comcel was increased to 93%. Due to the above-mentioned agreements, America Movil will start the consolidation of Comcel in its results of operations commencing February 2002.

         Unaudited subsequent events

a) On April 9, 2002, America Movil sold its 49% equity interest in Cablevision, through an IPO in the Mexican Stock Exchange. Proceeds of the sale amounted to approximately U.S.$ 200 million.

b) As mentioned on paragraph d) above, on April 19, 2002, the U.S.$ 300 million equity contribution in Telecom Americas by a financial investor was closed. As a result, BCI, America Movil and SBCI's equity interest in Telecom Americas was reduced to 39.1%, 42.4% and 11.1%, respectively.

c) In April 2002, America Movil increased its interest in Conecel from 61.3% to 80.6% for a total consideration of approximately U.S.$ 70.3 million.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


d) On June 3, 2002, America Movil reached a definitive agreement with BCI, which is expected to close in August 2002, for the purchase of BCI's 39.1% interest in Telecom Americas. The purchase price will be approximately U.S.$ 366 million and will be paid in two installments, one upon closing of the agreement for approximately U.S.$ 146 million and another one for U.S.$ 220 million on March 1, 2003. Upon the closing of this transaction, America Movil will also exercise its call option on SBCI's 11.1% interest in Telecom Americas. The exercise of this option will not entail any payment by America Movil. America Movil's interest in Telecom Americas will rise from 42.2% to 93% as a result of the above-mentioned transactions.

ATL-Algar Telecom Leste

         At December 31, 2000, America Movil through Telecom Americas indirectly held a 59% economic interest in ATL. America Movil's interest in ATL was acquired in January 2000 for approximately U.S.$ 248.2 million. Ameriva Movil's in interest in ATL was contributed at fair market value to Telecom Americas in November 2000, resulting in a gain of P. 1,003,364.

         In August 2001, America Movil acquired from Williams Communications Group, Inc. and additional 41% economic interest in ATL, for a purchase price of U.S.$ 400 million. The first U.S.$ 300 million were paid at the closing of the transaction in August 2001, and the remaining U.S.$ 100 million provided on the form of a promissory note maturing in May 2002.

Techtel-LMDS Comunicaciones Interactivas

         In July 2000, America Movil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), a partnership with Techint, an Argentinean industrial group, for approximately U.S.$ 148.5 million. Telcel Argentina holds a 100% equity interest in Techtel, a company that provides video and data transfer services, as well as added value telecommunications services. America Movil's interest in Techtel was contributed at fair market value to Telecom Americas in August 2001, resulting in a gain of P. 385,101.

CompUSA

         In March 2000, the Company acquired a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas for approximately U.S.$ 458.9 million. Goodwill of P. 228,075 generated on this acquisition is amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 211,604 and P. 176,394 respectively.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


SBC International Puerto Rico

         In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico), for a total consideration of approximately U.S.$ 244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the U.S. Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

         In January 2002, the Company sold its 50% interest in SBC International Puerto Rico to SBCI for U.S.$ 106 million in cash plus an option agreement under which the Company may elect to acquire SBCI's 12.8% interest in Telecom Americas or an amount in cash equal to the fair market value of such interest. The option expires in 2005 but may be exercised earlier if America Movil reaches a 50% equity interest in Telecom Americas.

Empresas Cablevision

         In 1995, the Company acquired 49% of the capital stock of Empresas Cablevision, S.A. de C.V. and subsidiaries (Cablevision). Cablevision provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

Organizacion Recuperadora de Cartera S.A. de C.V.

         At the end of June 2001, America Movil jointly with Telmex and Grupo Carso completed the constitution of Organizacion Recuperadora de Cartera, S.A. de C.V. (ORCA). ORCA, through a subsidiary, groups together four call centers in the United States. America Movil owns a 45% interest participation in ORCA, to which it contributed approximately U.S.$ 46.8 million.

Network Access Solutions

         In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation (Network Access) a provider of broadband network access services. In March 2000, the Company made additional capital contributions to Network Access and as a result, increased its equity interest to 5.9%. Total equity investments in Network Access were approximately US$ 79 million. No additional contributions were made in 2001.

         In December 2001, America Movil, through Sercotel exchanged 412,500 shares of the preferred stock of Network Access Solutions Corporation for warrants to purchase 9,728,774 common shares of Armillaire Technologies, Inc. (Armillaire) owned by Linsang Partners, LLC, representing 10.08% of the common stock of Armillaire. No gain or loss was recognized on this transaction.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The investment in Network Access at December 31, 2000 is included under the caption other investments.

         Other minor acquisitions made by the Company during 2000 and 2001 aggregated P. 515,122 and P. 82,886, respectively.

         At December 31, 2001, the Company recognized an impairment equal to 100% of the carrying value of its equity investments in non-strategic associated companies (ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire) through a charge to operations of P. 1,940,557.

         The equity in the net loss of Telecom Americas includes the equity share of the impairment on the value of its subsidiaries, as recognized by Telecom Americas of P. 1,168,292, which is presented in the statement of operations under the caption equity in net results of affiliates.

II.  Investments in subsidiaries

         Following is a summary of the most important equity investments in subsidiaries during 2000 and 2001:

TracFone Wireless

         In February 1999, the Company acquired a 55.5% equity interest in TracFone, which is engaged in the resale of prepaid cellular telephone service in the United States. From June 1999 through December 2001, America Movil has made additional capital contributions to TracFone. As a result of these transactions, as of December 31, 2000 and 2001, America Movil owns 97.4% and 97.8%, respectively, of the outstanding common stock.

         The goodwill of P. 1,316,871 generated on these acquisitions is being amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 1,111,535 and P. 1,009,245, respectively.

         At December 31, 2001, total equity investments in TracFone amounted to approximately U.S.$ 452.6.

Conecel

         In March 2000, America Movil acquired a 60% interest in Conecel, a supplier of cellular telecommunications services in Ecuador for approximately U.S.$ 217 million. During 2001, the Company increased to 61.3% its equity participation. The goodwill of P. 2,601,884 generated on this acquisition is amortized over a ten-year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 2,406,645 and P. 1,985,970, respectively .

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


Telgua

         In March 2000, the Company acquired an 85.6% equity interest in America Central Tel, S.A. (America Central, formerly Luca, S.A.), which holds a 95% equity interest in Telgua, a wireless and fixed line telecommunications operator in Guatemala for approximately U.S.$ 171.5 million. In connection with the acquisition of the shares of Telgua, America Central paid U.S.$ 350 million in October 2001 to the Guatemalan Government and U.S.$ 101.7 million to cover 36 months of financing (See Note 11). During 2001, the Company increased to 94.9% its equity participation in America Central Tel, S.A. and acquired an additional direct 3.65% equity interest in Telgua. The goodwill of P. 636,975 generated on these acquisitions is amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 590,124 and P. 486,270, respectively.

Global Central America

         In May 1999 the Company through Sercotel established Global Central America (GCA) to which it contributed U.S.$ 65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of U.S.$ 12.4 million and U.S.$ 15.7 million, respectively.

         Through GCA, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. During 2001, Sercotel transferred its equity participation in GCA and its Guatemalan subsidiaries to ACT. The goodwill from these acquisitions amounted P. 169,031 and is amortized over a ten year period. The unamortized balance of goodwill at December 31, 2000 and 2001 was P. 142,268 and P. 126,950, respectively.

         The results of operations of the acquisitions made in 1999, 2000 and 2001 have been included in the Company's financial statements from the month following the date of acquisition through the end of the period presented.

         All of acquisitions were recorded pursuant to the purchase method of accounting.

         The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

         The following pro forma unaudited consolidated financial data for the years ended December 31, 1999, 2000 and 2001 is based upon the historical financial statements of the Company adjusted to give effect to (i) the acquisitions as described above during 1999, 2000 and 2001; and (ii) certain purchase accounting adjustments related to the amortization of goodwill, a reduction in interest income for the loss of interest on the amounts expended for the above acquisitions and adjustments for depreciation of amounts allocated to adjust to fair value of the net assets of the acquired entities.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The pro forma adjustments assume that the acquisitions were made at the beginning of the earliest period presented and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data does not purport to represent what the Company's operations would have actually been had such transactions in fact occurred or to predict the Company's results of operations.

                                                        Unaudited Pro Forma Consolidated
                                                                 America Movil
                                                        For the years ended December 31,
                                            ----------------------------------------------------------
                                                  1999                2000                   2001
                                            ----------------------------------------------------------
Operating revenues                          P. 20,538,385        P. 30,863,817          P. 41,363,913
Net income (loss)                               3,520,318              905,645             (1,288,118)
Earnings (loss) per share (in Mexican
 Pesos)                                             0.243                0.063                 (0.098)

III.  Goodwill

         An analysis of goodwill at December 31, 2000 and 2001 is as follows:

                                                                      2000                   2001
                                                                 -------------------------------------
Goodwill:
      Subsidiaries                                               P.  7,694,024          P.  4,895,120
      Affiliates                                                       460,442                460,442
                                                                 -------------------------------------
                                                                     8,154,466              5,355,562
Accumulated amortization                                              (836,967)            (1,098,311)
                                                                 -------------------------------------
                                                                 P.  7,317,499          P.  4,257,251
                                                                 =====================================

     Amortization expense for the years ended December 31, 1999, 2000 and 2001 was P. 203,977, P. 599,730 and P. 630,485, respectively.

9.  Employee Benefits Obligations

         In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. No contributions were made to the fund in 1999, 2000 and 2001.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)



         The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

         An analysis of the net period cost for 1999, 2000 and 2001 is as follows:

                                                             1999         2000         2001
                                                          --------------------------------------
Service cost                                              P.    677    P.    860     P.   1,254
Interest cost on projected benefit obligations                  130          148            203
Expected return on plan assets                                 (158)        (165)          (194)
Amortization of past service costs                               (6)         (16)           (26)
                                                          --------------------------------------
Net period cost                                           P.    643    P.    827     P.   1,237
                                                          ======================================

         The change in the pension plan benefit obligation is as follows:

                                                                          2000         2001
                                                                       -------------------------
Benefit obligation at the beginning of the year                        P.  2,395     P.   3,131
Service cost                                                                 860          1,254
Interest cost                                                                148            203
Actuarial (loss)                                                            (259)            (4)
Benefits paid                                                                (13)            25
                                                                       -------------------------
Benefit obligation at the end of the year                              P.  3,131     P.   4,609
                                                                       =========================

         An analysis of the seniority premium reserve at December 31, 2000 and 2001 is as follows:

                                                                          2000         2001
                                                                       -------------------------
Projected benefit obligation                                           P.  3,131     P.   4,609
Plan assets                                                               (2,302)        (2,479)
Transition asset                                                              64             58
Actuarial gain                                                               804            832
                                                                       -------------------------
Net projected liability                                                    1,697          3,020
Additional liability                                                           0              0
                                                                       -------------------------
Reserve for seniority premiums                                         P.  1,697     P.   3,020
                                                                       =========================
Accumulated benefit obligation                                         P.  3,131     P.   4,609
                                                                       =========================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The change in employee benefit plan assets and plan funded status is as follows:

                                                           2000            2001
                                                       ---------------------------
Fair value of plan assets at beginning of year         P.    2,150     P.   2,302
Real investment return                                         152            177
                                                       ---------------------------
Fair value of plan assets at end of year               P.    2,302     P.   2,479
                                                       ===========================

                                                           2000            2001
                                                       ---------------------------
Funded status                                          P.     (829)    P.  (2,130)
Unrecognized net actuarial gain                               (804)          (832)
Unrecognized net transition asset                              (64)           (58)
                                                       ---------------------------
Accrued benefit cost                                   P.   (1,697)    P.  (3,020)
                                                       ===========================

         The current net liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

         The net of inflation rates used to determine the actuarial present values of the benefit obligations at December 31, 1999, 2000 and 2001 are presented below for each of the economic assumptions.

                                              1999         2000            2001
                                            --------------------------------------
Discount rate                                  6.9%         6.8%            7.8%
Expected return on plan assets                 6.9          6.8             6.8%
Rate of compensation increase                  0.9          1.9             1.9%

10.  Accounts Payable and Accrued Liabilities

         Accounts payable and accrued liabilities consist of the following:

                                                           2000            2001
                                                       ---------------------------
Suppliers                                              P. 9,043,301   P. 8,237,249
Guarantee deposits                                          343,810        397,324
Accrued expenses                                            491,835        688,564
Interest payable                                            690,891        212,276
Others                                                      282,573         14,612
                                                       ---------------------------
Total                                                  P.10,852,410   P. 9,550,025
                                                       ===========================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


11.  Debt

         The Company's long-term debt consists of the following:

                                                                   Maturities
                                           Interest rate           From 2002      Balance at December 31,
                                        2000          2001          Through          2000             2001
                                    -----------------------------------------------------------------------
Debt denominated in foreign
currency:
Lines of credit for the acquisition
 of telephone plant and equipment                  LIBOR+0.20        2008                     P.  4,722,099
Syndicated loans                                     LIBOR+1         2005                         4,571,150
Government of Guatemala (1)            LIBOR+3                                  P. 3,466,004
                                                      From
                                                  LIBOR+0.6
                                                     up to
Other direct loans                      8.25        LIBOR+1.5        2007          2,620,632      4,031,582
Lines of credit for the
 acquisition of handsets                              2.89           2002                         1,828,460
Credits extended by suppliers           8.03          8.76           2004          2,014,379        821,293
Financial leases                        20.48         8.75           2004             67,147          2,106
                                                                                ----------------------------
Total                                                                              8,168,162     15,976,690
Debt denominated in Mexican pesos:
Domestic senior notes
("Certificados Bursatiles")                          11.14           2006                         5,000,000
Lines of credit                                       7.98           2002                           500,000
                                                                                ----------------------------
Total                                                                                             5,500,000
                                                                                ----------------------------
Total debt                                                                         8,168,162     21,476,690
Less: short-term debt and current
 portion of long-term debt                                                         6,947,975      6,304,020
                                                                                ----------------------------
Long-term debt                                                                  P. 1,220,187  P. 15,172,670
                                                                                ============================

(1)  Repaid in October 2001 (See Note 8).

     The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2001 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.23% (8.61% at December 31, 2000).

     Short-term debt as of December 31, 2001 amounted to P. 4,049,584 comprised of P. 2,328,461 of lines of credit, P. 914,230 of syndicated loans and P. 806,893 of banks and other direct loans (P. 3,931,853 in 2000, comprised of P. 3,466,004 due to the Guatemalan Government and P. 465,849 of banks and other direct loans); with a weighted averaged interest rate of 4.21% (8.5% in 2000).

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


     An analysis of the foreign currency denominated debt at December 30, 2001 is as follows:

                                     Exchange rate at
                    Foreign          December 31, 2001            Pesos with
                   Currency         (pesos per unit of         purchasing power
                  (thousands)        foreign currency)     as of December 31, 2001
                  ----------------------------------------------------------------
U.S. dollar        1,747,557         P.        9.1423      P.        15,976,690

         Long-term debt maturities at December 31, 2001 are as follows:

          Year ended December 31,                Amount
         -----------------------------------------------------
                    2003                P.       2,903,109
                    2004                         1,130,693
                    2005                         5,046,766
                    2006                         4,639,855
            2007 and thereafter                  1,452,247
                                        ----------------------
                   Total                P.      15,172,670
                                        ======================

Credit facilities for the acquisition of cellular communications equipment

         During the last quarter of 2001, the Company established credit facilities of up to U.S.$ 878 million guaranteed by Telcel (Facility "A" up to U.S.$678 million, supported by the Swedish Export Credits Guarantee Board "EKN" and Facility "B" up to U.S.$ 200 million), to purchase cellular communications equipment and services.

         At December 31, 2001, the Company has used approximately U.S.$ 528 million from Facility "A", of which U.S.$ 269 million is to be repaid in 14 equal semi-annual installments commencing September 15, 2001. The remaining amount of Facility "A" is to be repaid in 14 equal semi-annual installments commencing March 2002. Interest is payable semi-annually at the LIBOR rate plus 0.20% per annum.

         In January 2002, The Company used U.S.$ 200 million available under Facility "B" with maturity in May 2005. Interest is payable annually at the LIBOR rate plus an appropriate margin that will be determined on debt/EBITDA ratios.

Syndicated loan agreement

         In July 2001, the Company entered into a syndicated loan agreement with certain lenders and Citibank, N.A. as administrative agent, for U.S.$ 500 million divided into two tranches. The first tranche is in an aggregate principal amount of U.S.$ 100 million, with maturity in one year and bearing interest at the LIBOR rate plus 0.625%.

         The second tranche is in an aggregate principal amount of U.S.$ 400 million, with maturity in January 2005 and bearing interest at the LIBOR rate plus an appropriate margin that will be determined based on debt/EBITDA ratios.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


Lines of credit for the acquisition of handsets

         During the third quarter of 2001, the Company opened two lines of credit, for up to U.S.$ 100 million each, guaranteed by Telcel, for the acquisition of handsets.

Loan Agreement for the acquisition of cellular equipment

         During the first half of 2001, Telcel entered into loan agreements for approximately U.S.$ 277.5 million to purchase cellular telecommunications equipment and services guaranteed by America Movil. The facilities are to be repaid in fourteen consecutive semi-annual installments for equal amounts. Interest is payable semi-annually at the LIBOR rate plus 0.20% for U.S.$ 171 million and LIBOR plus 1.65% for U.S. 106.5 million.

Domestic Senior Notes ("Certificados Bursatiles")

         On August 9, 2001, the National Banking and Securities Commission authorized the Company's program to issue domestic senior notes guaranteed by Telcel, for as much as P. 5,000 million.

         On August 10, 2001, the Company made the first issuance under the program for P. 1,500 million, maturing in five years, and bearing semi-annual interest at an annual rate of 11.33%.

         In October 2001, the Company made the second and third issuances of the domestic senior notes for P. 3,500 million (P. 1,750 million each), maturing in April 2003 and October of 2006, respectively; bearing interest at the "TIIE" rate plus 0.35% and the CETES rate plus 1.20%, respectively.

Line of Credit in Mexican pesos

         During the second quarter of 2001, the Company obtained a revolving line of credit guaranteed by Telcel for up to P. 500 million bearing interest at variable rates.

         The above-mentioned loans contain certain restrictive covenants, including among others, the maintenance of certain financial ratios, restrictions on incurring additional debt and restrictions on the sale of the group's assets. As of December 31, 2001, the Company has complied with such covenants.

12.  Foreign-Currency Position and Transactions

a) At December 31, 2000 and 2001, America Movil had the following foreign-currency denominated assets and liabilities:

                                           Thousands of foreign currency
                                            2000                    2001
                                       ------------------------------------
Assets
  U.S. dollar                             5,051,478              4,551,767
  Guatemalan quetzal                      2,128,818              8,484,625
Liabilities
  U.S. dollar                            (1,004,036)            (2,495,612)
  Guatemalan quetzal                     (1,857,575)            (1,067,537)

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The exchange rates used to translate the above-mentioned amounts into Mexican pesos were P. 9.59 and P. 9.14 per U.S. dollar at December 31, 2000 and 2001, respectively, and P. 1.24 and P. 1.15 per quetzal at December 31, 2000 and 2001, respectively. At March 22, 2002 the exchange rates of the Mexican peso relative to the U.S. dollar and the quetzal were P. 9.01 per U.S. dollar and
P. 1.19 per quetzal.

b) In the years ended December 31, 1999, 2000 and 2001, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

                                           Thousands of U.S. dollars
                                  -----------------------------------------
                                    1999            2000             2001
                                  -----------------------------------------
Operating revenues                  6,341          684,211          609,910
Interest income                   255,133           52,046          176,635
Interest expense                      516           58,431          102,130
Operating costs and expenses      468,391          801,096        1,350,872

13.  Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2001, the Company had the following commitments under non-cancelable leases:

                    Year ended December 31,        Amount
-----------------------------------------------------------
                             2002                 P. 1,175
                             2003                    1,002
                             2004                       19
                                                 ----------
Total                                                2,196
Less interest                                          (90)
                                                 ----------
Present value of net minimum lease payments          2,106
Less current installments                            1,100
                                                 ----------
Long-term obligations at December 31, 2001        P. 1,006
                                                 ==========

b) As of December 31, 2001, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within five to ten years. Rent charged to expenses in 1999, 2000 and 2001 aggregated, P. 113,592, P. 171,968 and P. 225,271, respectively.
Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

            Year ended December 31,                     Amount
          --------------------------------------------------------
          2002                                     P.    179,217
          2003                                           179,217
          2004                                           179,217
          2005                                           179,217
          2006 and thereafter                            537,650
                                                   ---------------
                                                   P.  1,254,518
                                                   ===============

c) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to America Movil pursuant to the spin-off for a period of three years beginning on September 25, 2000, the spin-off date. However, such liability does not extend to any obligation with a creditor that has given its express consent, relieving Telmex of such liability and approving the spin-off.

         In conformity with clause eleven of the post spin-off master agreement between Telmex and America Movil, Telmex binds itself to indemnify and hold America Movil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex's Spin-off; and America Movil binds itself to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by America Movil as a result of Telmex's spin-off.

d) In November 1995, a competitor that provides cellular telephone services reported Telmex and Telcel to the Comision Federal de Competencia (Cofeco) for alleged monopolistic practices.

         In July 2001, the COFECO ruled that Telmex was responsible for the related monopolistic practices and Telcel was found innocent of all monopolistic practices.

e) In January 2000, COC Services Limited filed a lawsuit against CompUSA in the Dallas County District Court for various alleged breaches of contract and civil liability derived from a letter of intent with respect to retail store franchises in Mexico. The lawsuit also extended to other co-defendants, including among others, Grupo Carso and Grupo Sanborns. COC Services sought payment of U.S.$ 150 million in exemplary damages by CompUSA caused by the breach of contract, tortuous interference under the contract and a conspiracy lawsuit for damages in the amount of U.S.$ 2 million for fraud and punitive damages of U.S.$ 300 million. COC Services also sought to collect interest, as well as legal and court costs.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         The case was brought before a jury in January and February 2001. In February 2001, the jury handed down its verdict finding against all the co-defendants and requiring each of the co-defendants to pay compensatory and punitive damages. The actual amount awarded to COC Services for punitive damages payable by the defendants are as follows: U.S.$ 175.5 million by James Halpin, former chairman and chief executive officer of CompUSA; U.S.$ 94.5 million by CompUSA; U.S.$ 67.5 million by other co-defendants; U.S.$ 13.5 million by Grupo Carso; and U.S.$ 13.5 million by Grupo Sanborns. Based on the verdicts handed down by the jury, the parties filed a brief with the court concerning various legal aspects that affect the final verdict.

         On May 18, 2001, the judge reduced the damages payable by Grupo Carso, Grupo Sanborns, and other co-defendants from U.S.$ 454 million to U.S.$ 121.5 million, or a reduction of 73% with respect to the original award.

         COC Services, Grupo Carso, Grupo Sanborns and the other co-defendants have all appealed the judgment to the Texas courts of appeals.

f) In June 2000, the executive branch of the Guatemalan government made statements concerning the privatization of Telgua, affirming that the actions taken are contrary to the interests of the Guatemalan State. In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, America Central Tel, S.A. (formerly Luca, S.A.) and certain other related parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the process. In October 2001, the Guatemalan State announced an agreement by the President of the Guatemalan State and the cabinet Ministers establishing the basic terms and conditions of the settlement agreements between the Guatemalan State, ACT and Telgua. Under such government agreement, the Guatemalan State ordered the Attorney General to extend and sign in the name and on behalf of the Guatemalan State the settlement agreement to conclude litigious proceedings undertaken by the Guatemalan State during 2000 to reverse the process whereby Telgua was privatized. On October 31, 2001, the parties signed the aforesaid settlement agreement, whereby Telgua agreed, among other things, to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a three year period consisting of an investment of at least 1,950 million quetzals (approximately U.S.$ 246 million) and the installation of a total of 380,000 public, mobile and rural telephone lines.

         In addition, as part of the settlement agreement, ACT agreed to pay Empresa Guatemalteca de Telecomunicaciones (Guatel) the sum of U.S.$ 350 million, which was the balance owed under the agreement for the sale of Telgua shares entered into by and between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment. On October 31, 2001, ACT paid Guatel the sum of U.S.$ 452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares previously mentioned, plus accrued interest at such date.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         On this same date, Guatel instructed Citibank NA, as secured creditor, to release the 1998 pledge (guarantee) of 95% of the shares representing the capital stock of Telgua to guarantee payment of the sales price of such shares. As a result of the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigious proceedings and whatsoever other actions related thereto. At December 31, 2001, for reasons attributable to the status of the related legal actions and proceedings, the abandonment of proceedings had not been undertaken in the competent Guatemala courts.

g) In May 2001, America Movil guaranteed a bank loan to ARBROS for U.S.$ 100 million maturing in May 2002.

h) In the final quarter of 2001, the Company replaced Williams Communications, Inc. as guarantor of one third of a loan granted by Banco Nacional de Desenvolvimiento Economico y Social of Brazil "BNDES" for ATL.

14.  Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2000 and 2001. All of the companies are considered as America Movil's affiliates, as the Company's principal owners are also directly or indirectly, shareholders of these related parties.

                                                           2000              2001
                                                      ------------------------------
Accounts receivable:
Telecom Americas, Ltd.                                                P.   1,087,565
ARBROS Communications, Inc.                           P.   494,865
Telefonos de Mexico, S.A. de C.V.                          276,946           504,006
Sanborns Hermanos, S.A. de C.V.                             45,109            39,903
Sears Roebuck, S.A. de C.V.                                                   24,127
Telefonos del Noroeste, S.A. de C.V.                        24,080            10,783
Seguros Inbursa, S.A. de C.V.                               10,179             3,753
Others                                                       9,597             3,893
                                                      --------------------------------
                                                      P.   860,776    P.   1,674,030
                                                      ================================
Accounts payable:
Alquiladora de Casas, S.A. de C.V.                                    P.     224,634
Carso Global Telecom, S.A. de C.V.                                            39,542
Compania de Telefonos Bienes y Raices, S.A. de
   C.V.                                                                        8,412
Others                                                P.    20,056            49,619
                                                      --------------------------------
Total                                                 P.    20,056    P.     322,207
                                                      ================================


b) Marketable securities in 2001, include P. 5,682,811 and P. 1,791,039 of notes and corporate bonds issued by affiliated parties, respectively.

c) Cash and short-term investments in 2000, include P. 11,184,495 of commercial paper issued by affiliated parties, which was realized during 2001.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         Interest earned in such instruments for the years ended December 31, 1999, 2000 and 2001 were P. 5,816,252, P. 3,094,530 and P. 365,595, respectively.

d) In the years ended December 31, 1999, 2000 and 2001 the Company had the following significant transactions with related parties, mainly with Telmex:

                                                          1999               2000               2001
                                                   -------------------------------------------------------
Revenues:
  CPP interconnection fees (1)                     P.   1,852,654      P.  5,637,902     P.  7,662,976
                                                   -------------------------------------------------------
Costs and expenses:
  Payments of long-distance,
     circuits and others (2)                            1,310,699          3,354,415         3,477,349
                                                   -------------------------------------------------------
Commercial, administrative and general:
  Advertising                                             209,526            134,621           431,049
  Others, net                                              15,787            277,007           (99,987)
                                                   -------------------------------------------------------
                                                          225,313            411,628           331,062
                                                   -------------------------------------------------------
Interest expense                                           92,383            307,505             5,995
                                                   -------------------------------------------------------

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

(2) Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed line network; b) Long-distance: payments for the use of national and international long-distance;
c) Leases of buildings and other cellular space.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repeater space, and is able to install its interconnection equipment.

f) The company believes that its purchases of materials and services from related parties are on terms no less favorable than it could obtain from unaffiliated parties. These include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and its subsidiaries.

15.  Stockholders' Equity

a) The shares of America Movil were authorized and issued pursuant to the Telmex stockholders' meeting on September 25, 2000 approving the spin-off (see note 1a). Capital stock at December 31, 2000 and 2001, is represented by 14,010 million and 13,199 million common shares with no par value, respectively representing the fixed portion of capital.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         An analysis of the shares at December 31, 2001 is as follows:

                          Million of
                            shares

                             3,807  series AA shares
                               315  series A shares
                             9,077  series L shares
                            ------
                            13,199  Total shares
                            ======

b) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the combined AA shares and A shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of capital stock. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock.

         The Company's bylaws permit the holders of series L shares to exchange such shares, in certain circumstances, for series AA shares, commencing January 1, 2001. During 2001, a total of 605 million series L shares were exchanged for series AA shares.

         Of the full voting stock of the Company, series AA shares represented 92.5% and series A shares represented 7.5% at December 31, 2001.

c) On April 27, 2001, the stockholders approved a dividend of P. 0.04 per share, to be paid in four installments of P. 0.01 per share in June, September and December 2001 and in March 2002.

d) At a regular stockholders' meeting held on March 30, 2001, it was decided to establish a reserve of five billion pesos (historical amount) for the purchase of the Company's own shares. On July 31, 2001, the stockholders approved an increase of additional five billion pesos (historical amount) to the reserve.

         At December 31, 2001, the Company purchased 807 million series "L" shares for P. 6,804,190 (P. 6,662,635 historical) and 4 million series "A" shares for P. 40,369 (P. 38,999 historical).

         Under the Securities Trading Act, amended starting June 1, 2001, it is no longer required to create a reserve for the repurchase of the Company's own shares. The Company's own shares that have been purchased since this change were acquired using the reserve.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

16.  Income Tax, Asset Tax and Employee Profit Sharing

a)  Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized America Movil to consolidate the group tax returns of its Mexican subsidiaries. GCA is excluded from this tax consolidation.

2) The amount shown under income tax in the consolidated statements of income corresponds to income tax or asset tax determined individually by each of the consolidated subsidiaries.

3) The statutory income tax rate of 1999, 2000 and 2001 was 35%, However, corporate tax payers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income (32% in 1999). The deferred portion of the tax had to be controlled in the so-called "net reinvested tax profit account" (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax.

         Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax (3% for 1999). Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax, was eliminated.

         Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax.

         In addition, from January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385.

4) The cumulative effect of the adoption of Bulletin D-4 at the beginning of the year 2000 was the recognition of a deferred tax liability and a debit to stockholders' equity in the amount of P. 1,564,852.

         Had Bulletin D-4 been adopted in prior years, net income for the year ended December 31, 1999 would have been reduced by approximately P. 1,354,244.

         An analysis of income tax charged to results of operations for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                              1999             2000             2001
                                         ------------------------------------------------
Current year income tax of Mexican
 subsidiaries                            P. 1,158,680     P. 1,378,629     P. 3,158,109
Current year income tax of foreign
 subsidiaries                                   7,567          123,186          109,126
Deferred income tax of Mexican
 operations                                                  1,607,617         (273,247)
                                         ------------------------------------------------
Total                                    P. 1,166,247     P. 3,109,432     P. 2,993,988
                                         ================================================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         Employee profit sharing as shown in the December 31, 2000 income statement includes P. 20,352 of deferred employee profit sharing.

         Foreign subsidiaries account for deferred taxes based on Statement of Financial Accounting Standards No. 109 (SFAS-109). Valuation allowances for deferred tax assets of these companies have been established (see Note 19).

5) The following items represent the principal reasons for the differences between Mexican income taxes computed at the statutory tax rate and the Company's provision for income tax:

                                                                         Year ended December 31
                                                           -----------------------------------------------
                                                                1999            2000             2001
                                                           -----------------------------------------------
Statutory income tax rate in Mexico                            35.0%            35.0%            35.0%
Financing costs                                                 5.2              3.8              1.8
Goodwill                                                        0.2              0.2              0.7
Impairment on affiliates                                                                          1.0
Others                                                         (7.0)             5.4              5.4
Tax loss carry forwards                                       (12.2)
                                                           -----------------------------------------------
Effective tax rate for Mexican operations                      21.2             44.4             43.9
                                                           -----------------------------------------------
Revenues and costs from foreign subsidiaries                    0.1             17.8              7.3
                                                           -----------------------------------------------
Effective tax rate                                             21.3             62.2%            51.2%
                                                           -----------------------------------------------

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2000 and 2001, were as follows:

                                                                              December 31,
                                                                     2000                   2001
                                                           -----------------------------------------------
Deferred tax assets
-------------------
Liability provisions                                        P.     (199,962)        P.    (441,898)
Other                                                               (27,473)               (76,447)
Deferred revenues                                                  (147,571)              (322,739)
                                                           -----------------------------------------------
                                                                   (375,006)              (841,084)
Deferred tax liabilities
------------------------
Fixed assets                                                      1,244,039              1,296,264
Inventories                                                       1,190,767                993,114
Licenses                                                            576,191                556,298
                                                           -----------------------------------------------
                                                                  3,010,997              2,845,676
                                                           -----------------------------------------------
Deferred income tax                                         P.    2,635,991         P.   2,004,592
                                                           ===============================================

         On January 1, 2002, a annual one-percentage point decrase in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect this change will have in succeeding years has not yet been determined, although it is not expected to be material.

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 1999, 2000 and 2001 was 10% of taxable income, after eliminating certain effects of inflation and the indexing of depreciation expenses.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


8) Asset tax, which is a minimum income tax is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax. Asset tax for the years ended December 31, 1999, 2000 and 2001 was P. 48,658, P. 70,493 and P. 104,480, respectively.

b)  Foreign Subsidiaries

     The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The consolidated pretax income (loss) and tax provisions of these subsidiaries in 1999, 2000 and 2001 were P. 24,320, P. (1,235,847) and P.
(2,229,335) and P. 7,567, P. 123,186 and P. 109,126, respectively.

17.  Segments

         America Movil operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations, in three different geographic regions: (i) Mexico, (ii) United States and (iii) Central and South America. The accounting policies of the segments are the same as those described in Note 2.

         The following summary shows the most important segment information:

                                                                  Central and
                                                    United           South        Consolidated
                                      Mexico        States          America           total
                                 -------------------------------------------------------------
December 31, 1999
Operating revenues               P. 14,576,273   P. 1,028,308    P.   578,615    P. 16,183,196
Depreciation and amortization        1,413,475         26,629         120,473        1,560,577
Operating income (loss)              2,892,818       (295,953)       (299,447)       2,297,418
Interest expense                       107,474         17,434          41,760          166,668
Capital expenditures                11,429,602      3,481,229       1,310,403       16,221,234
Segment assets                      65,316,528      1,453,290       2,414,835       69,184,653
Telephone plant, property and
 equipment, net                     11,958,128        234,262         935,186       13,127,576
Goodwill, net                        1,026,306        940,027                        1,966,333
Licenses, net                        1,846,296                        290,409        2,136,705

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                                                     Central and
                                                        United          South                            Consolidated
                                      Mexico            States         America         Eliminations         total
                                     --------------------------------------------------------------------------------
December 31, 2000
Operating revenues                    23,252,429       2,878,870       3,963,717                          30,095,016
Depreciation and amortization          1,505,785         356,154       1,321,785          (94,825)         3,088,899
Operating income (loss)                5,450,452      (2,034,915)       (341,526)        (168,157)         2,905,854
Interest expense                       1,902,836          18,376         565,978       (1,370,122)         1,117,068
Capital expenditures                  10,271,157       2,213,578      16,689,091                          29,173,826
Segment assets                       116,667,037      10,376,917      18,102,040      (53,371,003)        91,774,991
Telephone plant, property and
 equipment, net                       24,839,691         348,084       8,987,339                          34,175,114
Goodwill, net                          1,120,617       1,710,065       4,986,407         (499,590)         7,317,499
Licenses, net                          1,801,376                         686,996                           2,488,372

December 31, 2001
Operating revenues                    34,344,650       4,320,928       4,785,114       (2,086,779)        41,363,913
Depreciation and amortization          2,580,573         320,717       1,606,879          (30,995)         4,477,174
Operating income (loss)                6,319,450      (2,853,496)        725,231        1,882,250          6,073,435
Interest expense                       5,836,344          (4,463)        606,638       (4,985,110)         1,453,409
Capital expenditures                  16,075,394       7,222,308      11,267,414                          34,565,116
Segment assets                       157,223,920      17,085,212      29,642,857     (111,288,825)        92,663,164
Telephone plant, property and
 equipment, net                       30,967,742         471,207       8,538,877                          39,977,826
Goodwill, net                          1,465,908         662,682       2,592,076         (463,415)         4,257,251
Licenses, net                          1,683,125                         791,227                           2,474,352

18.  Subsequent Events

a) On January 31, 2002, America Movil made a public placement on the Mexican capital market of P. 500 million in fixed-rate securities redeemable in five years plus an additional P. 1,250 million in floating rate securities, redeemable in five years. These instruments were issued as part of the new P. 5,000 million program recorded by America Movil with the NBSC.

b) On January 1, 2002, the Mexican Congress approved a tax package which, among other things provides for a new cellular telecommunications service tax. This tax will affect rental payments, as well as payments associated with outgoing calls made by post-payment subscribers. "The calling-party pays," long-distance calls, interconnection traffic and rural telephone service are exempt from the new tax. The Company is assessing the impact that this new tax will have, as well as possible measures it may take.

c) See Note 8 to the financial statements for a description of subsequent events as they relate to transactions with associated companies.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


19.  Differences between Mexican and U.S. GAAP

         The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

         The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Income Statement Information:

         Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 3,894,426, P. 6,695,628 and
P. 7,655,638 for the years ended December 31, 1999, 2000 and 2001, respectively.

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

         Statement of Financial Accounting Standards No. 95 (SFAS No. 95), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


         If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

                                                                   Year ended December 31,
                                                          1999               2000               2001
                                                   ---------------------------------------------------------
Operating activities:
  Net income (loss)                                P.    2,821,418    P.     (428,090)   P.    (609,794)
  Depreciation                                           1,364,630          2,550,267          4,091,921
  Amortization                                             370,313            851,971            909,037
  Excess of contributed company over cost                                                        (97,320)
  Deferred taxes                                         1,920,545          1,993,725           (729,913)
  Monetary effect                                        4,772,673          3,055,944            743,985
  Equity in results of affiliates, minority
   interest and others                                    (332,982)           824,331          3,496,805
  Effect of exchange rate differences on debt              (20,884)          (135,177)          (637,323)
  Marketable securities                                 (4,637,772)         2,764,378            484,617
Change in operating assets and liabilities               1,608,213            916,756           (796,876)
                                                   ---------------------------------------------------------
Resources provided by (used in) operating
 activities                                              7,866,154         12,394,105          6,855,139
Financing activities:
  New loans                                              2,734,654         10,395,761         19,995,844
  Repayment of loans                                      (209,610)       (10,952,935)        (6,049,993)
  Increase in parent investment                          2,533,091          8,686,802
  Purchase of Company's own shares and cash
   dividend paid                                                                              (7,116,815)
                                                   ---------------------------------------------------------
Resources provided by financing activities               5,058,135          8,129,628          6,829,036
                                                   ---------------------------------------------------------
Resources used in investing activities                 (11,903,075)       (33,811,855)       (34,692,070)
                                                   ---------------------------------------------------------
Effect of inflation accounting                          (5,057,651)        (2,744,359)            64,556
                                                   ---------------------------------------------------------
Net decrease in cash and short term Investments         (4,036,437)       (16,032,481)       (20,943,339)
Cash and short-term investments at beginning
 of year                                                43,539,481         39,503,044         23,470,563
                                                   ---------------------------------------------------------
Cash and short-term investments at end of year     P.   39,503,044    P.   23,470,563    P.    2,527,224
                                                   =========================================================

         Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

                                                                   Year ended December 31,
                                                          1999               2000               2001
                                                   ---------------------------------------------------------
Interest expense                                   P.      258,707    P.      679,874    P.        498,445
Income tax                                                 624,310            936,014            2,134,358
Employee profit sharing                                     68,555             97,212              140,359

Cash flows from purchases and sales of trading securities during 1999 were P. 9,650,874 and P. 5,518,784, respectively. Cash flows from purchases an sales of trading securities during 2000 were P. 2,067,875 and P. 5,018,389, respectively. Cash flows from purchases an sales of trading securities during 2001 were P. 9,669,500 and P. 1,617,635, respectively.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


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

Valuation of Plant, Property and Equipment:

         As previously discussed in Note 6, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the NBSC. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment.

         The restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 6, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

         As a result of this comparison, plant, property and equipment and stockholders' equity increased by P. 91,004 in 2000 and P. 2,897,259 in 2001 and depreciation expense increased by P. 116,424 in 1999, P. 222,512 in 2000 and P. 434,907 in 2001, respectively.

Accrued Vacation Pay:

         For purposes of the attached consolidated financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 1999, 2000 and 2001, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

Excess of contributed company over cost

         Under Mexican GAAP the excess value of ATL when contributed to Telecom Americas in the amount of P. 1,016,016, was considered as a gain and included under comprehensive financial income. For U.S. GAAP purposes, the Company is amortizing this negative goodwill over a ten-year period.

         As a result of the application of Statement 141 in 2002, the Company will include as a cumulative effect adjustment in the 2002 U.S. GAAP reconciliation the write off the unamortized negative goodwill at December 31, 2001, which amounts to P. 914,414.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


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

         Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financing and tax reporting purposes. The cumulative effect derived from the adoption of Bulletin D-4 at the beginning of 2000 for P. 1,564,852 was charged to stockholders' equity.

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

         The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Bulletin D-4 did not significantly change the accounting for employee profit sharing, of which the deferred portion is determined by the partial liability method of accounting referred to above. To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense have to be considered as operating expenses.

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

         The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican and U.S. GAAP for purposes of the income statement were as follows:

                           1999.........P. (1,859,518)
                           2000.........P.   (345,230)
                           2001.........P.    456,666

         The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 2000 and 2001 that decreased equity were P. (809,128), and P. (1,021,013), respectively.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)



     The yearly changes in the accumulated amount for deferred taxes applied to equity from 1999 through 2001 are the following:

     1999  P.   247,760
     2000  P.(1,030,439)
     2001  P.  (211,885)

     In 1999, 2000 and 2001, monetary (losses) gains of P. (7,995), P. 9,038 and
P. 5,018, respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories were taken to equity, as part of the change of the year.

     Significant components of deferred taxes under U.S. GAAP at December 31, 2000 and 2001 are as follows:

                                                  2000                                            2001
                              --------------------------------------------    --------------------------------------------
                                                Employee                                        Employee
                                 Income          Profit         Deferred         Income          Profit         Deferred
                                  Tax           Sharing          Taxes             Tax           Sharing          Taxes
                              --------------------------------------------------------------------------------------------
Deferred tax assets:
Allowances for bad debts      P.    55,106    P.    11,020    P.    66,126    P.    21,727    P.     6,208    P.    27,935
Tax loss carry forwards          1,188,078                       1,188,078         167,265          75,269         242,534
Accrued liabilities                120,714          28,525         149,239         359,028         102,580         461,608
NOL carryforward                                                                   200,246          90,111         290,357
Deferred revenues                  406,438         100,791         507,229         322,739          92,211         414,950
Others                               9,971                           9,971           4,539           2,043           6,582
                              ------------    ------------    ------------    ------------    ------------    ------------
Valuation allowance             (1,275,502)                     (1,275,502)       (370,702)       (166,816)       (537,518)
                              ------------    ------------    ------------    ------------    ------------    ------------
Total deferred tax assets          504,805         140,336         645,141         704,842         201,606         906,448
                              ------------    ------------    ------------    ------------    ------------    ------------
Deferred tax liabilities:
Fixed assets                    (2,006,478)       (581,294)     (2,587,772)     (1,578,745)       (451,292)     (2,030,037)
Inventories                     (1,205,781)       (344,510)     (1,550,291)       (993,113)       (283,747)     (1,276,860)
Capitalized interest or net
 financing cost                   (205,776)        (58,792)       (264,568)       (311,265)        (88,933)       (400,198)
Licenses                          (583,456)       (166,702)       (750,158)       (556,298)       (158,942)       (715,240)
Others                              (8,448)                         (8,448)        (72,625)        (20,750)        (93,375)
                              ------------    ------------    ------------    ------------    ------------    ------------
Total deferred tax
 Liabilities                    (4,009,939)     (1,151,298)     (5,161,237)     (3,512,046)     (1,003,664)     (4,515,710)
                              ------------    ------------    ------------    ------------    ------------    ------------
Net deferred tax liabilities  P.(3,505,134)   P.(1,010,962)   P.(4,516,096)   P.(2,807,204)   P. ( 802,058)   P.(3,609,262)
                              ============    ============    ============    ============    ============    ============

     For Mexican GAAP purposes, as earlier discussed in Note 16, deferred income tax liabilities of P. 2,635,991 and P. 2,004,592 were recognized at December 31, 2000 and 2001.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


Employee Benefits Obligations:

     The Company recognizes the cost for seniority premiums on the basis of actuarial computations. The Company's funding policy has been in accordance with the projected unit credit method based on the provisions of bulletin D-3 issued by the Mexican Institute of Public Accountants for recording labor obligations by employers. This bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87. The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

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

     The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2001 and 2000. As of December 31, 2000, the carrying value of total debt is P. 8,101,015 and P. 21,261,343 in 2001; the fair value is P. 8,202,161 at December 31, 2000 and P. 21,630,083 at December 31, 2001.

Impairment of Assets:

     Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. As mentioned in Note 8, during the year, the Company recognized an impairment equal to 100% of the carrying value of its equity investments in ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire through a charge to operations of P. 1,940,557.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


     In addition, the equity in the net loss of Telecom Americas includes the equity share of the impairment on the value of its subsidiaries, as recognized by Telecom Americas of P. 1,168,292, which is presented in the statement of operations under the caption equity in result of affiliates companies.

Minority Interest:

     Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under U.S. GAAP, minority interest is generally presented out of stockholders' equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by P. 2,236,029 and P. 747,834 at December 31, 2000 and 2001, respectively.

Translation of Financial Statements of Foreign Subsidiaries

     As explained in Note 2, in accordance with Mexican GAAP, the financial statements for the years ended December 31, 1999 and 2000 were restated to constant pesos as of December 31, 2001, based on Mexican accounting Bulletin B-15, applying the common restatement factor of 3.10% to consolidated amounts at such dates. The factor was determined on the weighted average in relations to revenues for each of the currencies included in the financial statements.

     Under U.S. GAAP, the financial information for foreign subsidiaries of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico. Accordingly, a reconciling item for the difference in methodologies of restating prior year balances is included in the GAAP reconciliation of majority net income and consolidated majority stockholders' equity. Additionally, all other U.S. GAAP adjustments affected by the use of the B-15 methodology have been determined based on the U.S. GAAP methodology described above.

     Summarized consolidated financial information on U.S. GAAP basis as of December 31, 2000 and for the years ended December 31, 1999 and 2000 after restatement to present all amounts in thousands of constant Mexican Pesos of equivalent purchasing power as of December 31, 2001 is as follows:

                                                           December 31,
                                                       1999            2000
                                                  ------------------------------
Operating revenues                                P. 16,387,251    P. 30,474,487
Operating costs and expenses                         14,708,810       28,454,529
Net income (loss)                                     2,821,418         (428,090)

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)

                                                                   December 31,
                                                                       2000
                                                                  --------------
Current assets                                                    P.  34,986,869
Non-current assets                                                    58,624,267
Current liabilities                                                   19,892,196
Non-Current liabilities                                                6,849,410
Minority interest                                                      2,236,029

Reporting Comprehensive Income:

         Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. Statement No. 130 requires the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities, to be included in other comprehensive income.

         Cumulative effects of the deficit from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost, effect of translation of foreign entities and unrealized gains on securities included in comprehensive income at December 31, 2001, that increased (decreased) stockholder's equity are P. 640,374, P. (241,088), P. (958,849) and
P. 357,663, respectively.

Accounting for the Cost of Computer Software Developed or Obtained for Internal
Use:

         In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1, which was effective beginning on January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. Because the Company capitalizes such costs, the adoption of SOP 98-1 in 1999 did not have any significant effect on U.S. GAAP earnings or financial position.

Accounting for the Costs of Start-Up Activities:

         In April 1998, the AICPA issued SOP 98-5, "Reporting the Cost of Start-Up Activities." The SOP requires that start-up costs capitalized prior to January 1, 1999, be written-off and any future start-up costs be expensed as incurred. Because the Company expensed such costs as incurred, adoption did not affect U.S. GAAP earnings or financial position.

Accounting for Derivative Instruments and Hedging Activities:

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which was required to be adopted in years beginning after June 15, 2000. Because of the Company's limited use of derivatives, the adoption of this Statement did not have a significant effect on earnings or the financial position of the Company.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


SAB-101 Revenue Recognition:

         Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101) was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The adoption of this Bulletin had no impact on the Company's net income or stockholders' equity.

Business Combinations and Goodwill and Other Intangible Assets:

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations, including intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

         The Company will apply Statement 142 in 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of approximately P. 535,556 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment test of goodwill and indefinite lived intangible assets as of January 1, 2002 during 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of the adoption of Statement 142. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Asset Retirement Obligations:

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company's financial position or results of operations.

Unrealized gains and losses

         In accordance with Statements of Financial Accounting Standard No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities" unrealized gains for available-for-sale securities shall be excluded from earnings and reported as a net amount in a separate component of Stockholders' equity until realized.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)


Impairment or Disposal of Long-Lived Assets:

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and has not yet determined the effect of these new standard.

Summary

         Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                    Year ended December 31,
                                                          1999             2000               2001
                                                   -----------------------------------------------------
Net income (loss) as reported under Mexican
  GAAP                                             P.  4,501,865     P.    904,704      P.   (828,074)
U.S. GAAP adjustments:
Effects of applying B-15                                  56,764            11,408
Capitalized interest or net financing cost               115,079           312,264            390,181
Depreciation of capitalized interest                     (38,265)          (51,881)           (88,877)
Excess of contributed company over cost                                 (1,016,016)           101,602
Accrued vacation pay                                     (33,104)          (86,784)           (34,456)
Deferred income tax on U.S. GAAP adjustments             (25,764)           44,074            294,463
Deferred income tax                                   (1,493,220)
Deferred  employee profit sharing on U.S. GAAP
adjustments                                               (7,361)          (21,186)            91,882
Deferred employee profit sharing                        (333,173)         (368,118)            70,321
Difference between the restatement of
  depreciation expense based on specific
  indexation factors and on the basis of the
  NCPI                                                  (116,424)         (222,512)          (434,907)
Unrealized gains on securities                                                               (357,663)
Effects of inflation accounting on U.S. GAAP
  Adjustments                                            195,021            65,957            185,734
                                                   ---------------   ----------------   ----------------
Total U.S. GAAP adjustments, net                      (1,680,447)       (1,332,794)           575,943
                                                   ---------------   ----------------   ----------------
Net income (loss) under U.S. GAAP                  P.  2,821,418     P.   (428,090)     P.   (609,794)
                                                   ===============   ================   ================
Common shares outstanding as of December
  31, 2001 (in million):                                  14,485            14,222             13,199
                                                   ===============   ================   ================
Net income (loss) per share under U.S. GAAP
  (in pesos):                                      P.      0.195     P.     (0.030)     P.     (0.046)
                                                   ===============   ================   ================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

    (Amounts in thousands of Constant Mexican Pesos as of December 31, 2001)



         After giving effect to the foregoing adjustments for accrued vacation pay, amortization of the excess of contributed company over cost, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 1,678,441, P. 2,019,958 and P. 5,588,205 in 1999, 2000 and 2001,
respectively.

                                                                           December 31,
                                                                      2000                2001
                                                               ------------------------------------
Total stockholders' equity under Mexican GAAP                  P.   68,369,924     P.   56,629,092
U.S. GAAP adjustments, net of effects of inflation on
  monetary items:
Capitalized interest or net financing cost                             750,702           1,140,883
Accumulated depreciation of capitalized interest or
  net financing cost                                                  (162,762)           (251,639)
Excess of contributed company over cost                             (1,016,016)           (914,414)
Accrued vacation pay                                                  (145,301)           (172,181)
Deferred income tax from U.S. GAAP                                     (66,504)            219,505
Deferred employee profit sharing from U.S. GAAP                        (44,262)             47,580
Deferred employee profit sharing                                      (960,211)           (850,742)
Deferred taxes on the difference between the indexed
  cost and replacement cost valuation of fixed assets
  and inventories                                                     (809,128)         (1,021,013)
Minority interest                                                   (2,208,186)           (747,834)
Minority interest from U.S. GAAP                                       (27,843)
Difference between the restatement of fixed assets and
  inventories based  on  specific indexation factors and
  on the basis of the NCPI                                              91,004           2,897,259
Effect of applying B-15                                                862,084
                                                               -----------------   ----------------
Total U.S. GAAP adjustments, net                                    (3,736,423)            347,404
                                                               -----------------   ----------------

Total stockholders' equity under U.S. GAAP                     P.   64,633,501     P.   56,976,496
                                                               =================   ================

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
               Under U.S. GAAP at December 31, 1999, 2000 and 2001
  (Thousands of Constant Pesos with purchasing power as of December 31, 2001)

                                                                                               Retained earnings
                                                                    ----------------------------------------------------------------
                                                                     Reserve for
                                        Parent          Capital      purchase of         Legal
                                      investment         Stock      Company's own       reserve    Unappropriated         Total
                                    ------------------------------------------------------------------------------------------------
Balances at January 1, 1999         P. 48,295,294                                    P.   41,934    P.  3,248,573    P.   3,290,507
Increase in legal reserve                                                                 98,609          (98,609)
Increase in parent investment           2,533,092
Comprehensive income:
  Net income for the year                                                                               2,821,418         2,821,418
  Other comprehensive income:
    Effect of translation in
     foreign entities
    Deferred taxes allocated
     to equity, net of inflation
    Surplus from holding
     nonmonetary assets
Comprehensive income
                                    ------------------------------------------------------------------------------------------------
Balances at December 31, 1999          50,828,386                                        140,543        5,971,382         6,111,925
Increase in legal reserve                                                                154,876         (154,876)
Increase in parent investment           8,686,802
Effect of spin-off                    (59,515,188)   P.28,770,050                                      30,745,138        30,745,138
Comprehensive income:
  Net loss for the year                                                                                  (428,090)         (428,090)
  Other comprehensive income:
    Effect of translation in
     foreign entities
    Deferred taxes allocated
     to equity, net of inflation
    Surplus from holding
     nonmonetary assets
Comprehensive income
                                    ------------------------------------------------------------------------------------------------
Balances at December 31, 2000                          28,770,050                        295,419       36,133,554        36,428,973
Increase in legal reserve                                                                 82,772          (82,772)
Increase in reserve for purchase
 of Company's own shares                                            P.(10,210,500)                     10,210,500
Cash purchase of Company's own
 shares                                                   (20,708)     (6,823,851)                                       (6,823,851)
Dividends paid                                                                                           (566,274)         (566,274)
Comprehensive income:
  Net loss for the year                                                                                  (609,794)         (609,794)
  Other comprehensive income:
    Effect of translation in
     foreign entities
    Unrealized gains on securities
    Deferred taxes allocated
     to equity, net of inflation
    Surplus from holding
     nonmonetary assets
Comprehensive income
                                    ------------------------------------------------------------------------------------------------
Balances at December 31, 2001       P.               P.28,749,342   P.  3,386,649    P.  378,191    P. 24,664,214    P.  28,429,054
                                    ================================================================================================


                                    Other accumulated     Comprehensive
                                      comprehensive           income
                                          income              (loss)             Total
                                    --------------------------------------------------------
Balances at January 1, 1999         P.       (204,715)                      P.  51,381,086
Increase in legal reserve
Increase in parent investment                                                    2,533,092
Comprehensive income:
  Net income for the year                                 P.   2,821,418         2,821,418
  Other comprehensive income:
    Effect of translation in
     foreign entities                         (72,474)           (72,474)          (72,474)
    Deferred taxes allocated
     to equity, net of inflation              247,760            247,760           247,760
    Surplus from holding
     nonmonetary assets                       144,803            144,803           144,803
                                                          -----------------
Comprehensive income                                      P.   3,141,507
                                    ----------------------=================------------------
Balances at December 31, 1999                 115,374                           57,055,685
Increase in legal reserve
Increase in parent investment                                                    8,686,802
Effect of spin-off
Comprehensive income:
  Net loss for the year                                   P.    (428,090)         (428,090)
  Other comprehensive income:
    Effect of translation in
     foreign entities                        (542,710)          (542,710)         (542,710)
    Deferred taxes allocated
     to equity, net of inflation             (250,515)          (250,515)         (250,515)
    Surplus from holding
     nonmonetary assets                       112,329            112,329           112,329
                                                          -----------------
Comprehensive income                                      P.  (1,108,986)
                                    ----------------------=================------------------
Balances at December 31, 2000                (565,522)                          64,633,501
Increase in legal reserve
Increase in reserve for purchase
 of Company's own shares
Cash purchase of Company's own
 shares                                                                         (6,844,559)
Dividends paid                                                                    (566,274)
Comprehensive income:
  Net loss for the year                                   P.    (609,794)         (609,794)
  Other comprehensive income:
    Effect of translation in
     foreign entities                        (343,665)          (343,665)         (343,665)
    Unrealized gains on securities            357,663            357,663           357,663
    Deferred taxes allocated
     to equity, net of inflation             (211,885)          (211,885)         (211,885)
    Surplus from holding
     nonmonetary assets                       561,509            561,509           561,509
                                                          -----------------
Comprehensive income                                      P.    (246,172)
                                    ----------------------=================------------------
Balances at December 31, 2001       P.       (201,900)                      P.  56,976,496
                                    ======================                  =================

Deloitte and Touche

Independent Auditors' Report



To the Board of Directors and Shareholders of Telecom Americas, Ltd.



We have audited the accompanying consolidated balance sheets of Telecom Americas Ltd. as at December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2001 and the 186-day period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits.

We concluded our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for the year ended December 31, 2001 and the 186-day period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche S.P.C.


Montreal, Canada

January 31, 2002, except as to notes 1 and 25 which are as of February 12, 2002

TELECOM AMERICAS LTD.
Consolidated Statement of Operations
For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000
(in thousands of U.S. dollars)

------------------------------------------------------------------------------------------
                                                     Notes          2001           2000
------------------------------------------------------------------------------------------
                                                                                (186 days)
Revenues                                                       $  473,207     $       -

Cost of sales                                                     220,786             -
Selling, general and administrative expenses                      139,179            28
Depreciation and amortization                                     248,280             -
                                                               ----------     ---------

Operating loss from continuing operations                        (135,038)           28

Equity in loss of joint venture investees            9,24         (98,885)      (21,459)
Foreign exchange loss                                 24          (17,081)            -
Interest expense                                      18         (246,751)            -
Other income                                                       29,895             8
                                                               ----------     ---------
Loss from continuing operations before
   minority interest                                             (467,860)      (21,423)

Minority interest                                                  36,772             -
                                                               ----------     ---------
Net loss from continuing operations                              (431,088)      (21,423)
Discontinued operations                                3         (513,135)      (51,748)
                                                               ----------     ---------
Net loss                                                       $ (944,223)    $ (73,171)
                                                               ==========     =========



TELECOM AMERICAS LTD.
Consolidated Statement of Comprehensive loss
For the year ended and for the 186-day period ended December 31
(in thousands of U.S. dollars)

------------------------------------------------------------------------------------------
                                                                    2001           2000
------------------------------------------------------------------------------------------
                                                                                (186 days)
Net loss                                                      $   (944,223)   $   (73,171)
Other comprehensive loss:
Foreign currency translation adjustment
   net of income taxes of nil                                     (192,545)       (24,986)
                                                              ------------    -----------
                                                              $ (1,136,768)   $    98,157
                                                              ============    ===========


TELECOM AMERICAS LTD.
Consolidated Statement of Stockholders' Equity
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(in thousands of U.S. dollars, except number of shares)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                                          Accumulated
                                                    Common stock           Additional                        other
                                            ---------------------------     paid-in                      comprehensive
                                               Shares        Par value      capital        Deficit            loss         Total
                                            --------------------------------------------------------------------------------------
Balance at beginning of period                        -     $     -     $          -    $         -      $        -     $        -
  Issuance of common stock (Note 17)         12,000.000          12                -              -               -             12
  Cancellation of shares pursuant to
   reorganization of the Corporation's
   share capital (Note 17)                  (12,000.000)        (12)               -              -               -            (12)
  Issuance of shares of new common
   stock (Note 17)                           22,309.858          22        3,629,990                                     3,630,012
  Foreign currency translation loss                   -           -                -              -         (24,986)       (24,986)
  Net loss                                            -           -                -        (73,171)                       (73,171)
                                            --------------------------------------------------------------------------------------
Balances at December 31, 2000                22,309.858          22        3,629,990        (73,171)        (24,986)     3,531,855

Issuance of common stock (Note 17)            1,439.298           2          234,184              -               -        234,186
Cancellation of shares (Note 17)               (865,956)         (1)        (140,898)             -               -       (140,899)
Foreign currency translation loss                     -           -                -              -        (192,545)      (192,545)
Net loss                                              -           -                -       (944,223)              -       (944,223)
                                            --------------------------------------------------------------------------------------
Balances at December 31, 2001                22,883.200     $    23      $(3,723,276)   $(1,017,394)     $ (217,531)    $2,488,374
                                            ======================================================================================

TELECOM AMERICAS LTD.
Consolidated Balance Sheets
As at December 31,
(in thousands of U.S. dollars)

------------------------------------------------------------------------------------------
                                                     Notes          2001           2000
------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                              4       $  552,245     $   65,814
Notes receivable                                       5           11,415      2,151,690
Accounts receivable, net                               6          204,163         69,091
Inventory                                                          93,410         19,330
Prepaid expenses and other current assets                          34,680          4,983
                                                               ----------     ----------
                                                                  895,913      2,310,908

Goodwill, net                                        7,8        3,033,791        947,968
Investments, at equity                                 9                -        947,193
Fixed assets, net                                     10        1,429,092        268,638
Licenses, net                                         11        1,821,297        286,699
Other assets                                                      105,120         27,166
                                                               ----------     ----------
                                                               $7,285,213     $4,788,572
                                                               ==========     ==========

Current liabilities
Short-term loan facilities                            12          896,063     $   64,790
Accounts payable and accrued liabilities              13          753,913        106,876
Notes payable                                         14          143,693          5,090
Long-term debt due within one year                    15          979,769         67,576
                                                               ----------     ----------
                                                                2,773,438        244,332

Long-term debt                                        15        1,748,898        714,712
Other long-term liabilities                           16          127,540              -
                                                               ----------     ----------
                                                                4,649,876        959,044
                                                               ----------     ----------
Minority interest                                                 146,963         22,673
                                                               ----------     ----------
Series C Preferred Stock                              17                -        275,000
                                                               ----------     ----------
Commitments and contingencies                         22

Stockholders' equity
Common stock                                          17               23             22
Additional paid-in capital                            17        3,723,276      3,629,990
Deficit                                                        (1,017,394)       (73,171)
Accumulated other comprehensive loss                             (217,531)       (24,986)
                                                               ----------     ----------
                                                                2,488,374      3,531,855
                                                               ----------     ----------
                                                               $7,285,213     $4,788,572
                                                               ==========     ==========

On behalf of the Board of Directors



Director                                                        Director

TELECOM AMERICAS LTD.
Consolidated Statement of Cash Flows
For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000
(in thousands of U.S. dollars)

------------------------------------------------------------------------------------------
                                                     Notes          2001           2000
------------------------------------------------------------------------------------------
                                                                                (186 days)
Operations

Net loss from continuing operations                            $ (431,088)    $  (21,422)
Items not affecting cash
   Depreciation and amortization                                  248,280              -
   Unrealized foreign exchange losses                              62,957              -
   Accreted interest on long-term debt                             52,894              -
   Minority interest                                              (36,772)             -
   Equity in net loss of associated company                        98,885         21,459
   Amortization of discount on notes                  15           21,771              -
Changes in working capital items                                  125,219            (92)
                                                               ----------     ----------
Cash provided by (used for)
   continuing operations                                          142,146            (55)
                                                               ----------     ----------

Investing activities
   Acquisition of subsidiaries (net of cash)                     (616,877)             -
   Investments                                                   (146,891)        (8,386)
   Notes receivable                                             1,436,147              -
   Capital expenditures                                          (136,667)
   Other long-term assets                                         (33,801)             -
                                                               ----------     ----------
Cash provided by (used for) continuing
   investing activities                                           501,911         (8,386)
                                                               ----------     ----------
Financing activities
   Short-term loan facilities                                       9,229              -
   Increase in notes payable                                      172,846              -
   Addition of long-term debt                                     391,502              -
   Reduction of long-term debt                                   (516,753)             -
   Issuance of common shares                                      234,186              -
   Other long-term liabilities                                     56,194              -
   Shareholder contributions (including
      subsidiaries' cash of $19,108,000 in 2000)                        -        159,307
                                                               ----------     ----------
Cash provided by continuing
   financing activities                                           347,204        159,307
                                                               ----------     ----------

Foreign exchange loss on cash held in
   foreign currencies                                              (5,131)             -
                                                               ----------     ----------
Cash used for discontinued operations                            (499,699)       (85,052)
                                                               ----------     ----------
Net increase in cash and cash equivalents                         486,431         65,814
Cash and cash equivalents, beginning of period                     65,814              -
                                                               ----------     ----------
Cash and cash equivalents, end of period               4       $  522,245     $   65,814
                                                               ==========     ==========

See Note 21 for supplementary cash flow information

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

1.   Description of business and basis of presentation

     Ivey Holdco Ltd. was incorporated under the Companies Act 1981 of Bermuda on June 28, 2000, and on November 8, 2000, changed its name to Telecom Americas Ltd. ("Telecom Americas").

     Telecom Americas, through joint ventures and subsidiaries (collectively the "Corporation") is a communications company.

      a)  FORMATION OF TELECOM AMERICAS

          On November 16, 2000, pursuant to a joint venture agreement entered into by America Movil S.A. de C.V. ("America Movil"), Bell Canada International Inc. ("BCI") and SBC International Inc. ("SBC"), Telecom Americas received the following contributions in exchange for 22,309.858 shares of Common stock and 1,690.142 shares of Series C Preferred stock (see Note 16):

          (i) BCI contributed certain of its equity interests in Latin American investments and promissory notes payable in the amount of $964,140,000 and;

          (ii) America Movil and SBC contributed their respective equity interests in ATL - Algar Telecom Leste S.A. ("ATL") and America Movil contributed $164,950,000 in cash, $1,007,500,000 in promissory notes payable and a $180,050,000 commitment to contribute its 60% economic interest in an Argentine broadband company, Techtel LMDS Communicaciones Interativas S.A. ("Techtel"). America Movil undertook to contribute Techtel upon the receipt of the necessary regulatory approvals.

     The results of operations and cash flows reflect the operations of the companies contributed as of the effective dates of their contribution to the Corporation which reflect approximately one month of operations for such companies in 2000.

     The following table summarizes the Corporation's principal operations, along with the accounting treatment for such operations as of December 31, 2001.


                                                                 Equity            Accounting
     Company                                     Operations      Interest (1)      Treatment
     --------------------------------------------------------------------------------------------------
     CONTINUING OPERATIONS

     Brazil Mobile
        ATL-Algar Telecom Leste S.A. ("ATL")      Cellular         59.0%        Consolidation
        Tess S.A. ("Tess")                        Cellular        100.0%        Consolidation
        Telet S.A. ("Telet")                      Cellular         77.6%        Consolidation
        Americel S.A. ("Americel")                Cellular         76.7%        Consolidation

     DISCONTINUED OPERATIONS

     Brazil Broadband
        Canbras Communications                    Broadband cable
          Corporation ("Canbras")                 and ISP          75.6%        Discontinued operation

     Spanish Americas Broadband
        Techtel-LMDS Comunicaciones               Broadband, Long
        Interativas S.A. ("Techtel")              Distance Carrier 60.0%        Discontinued operation
        Genesis Telecom C.A. ("Genesis")          LMDS             59.1%        Discontinued operation

     Spanish Americas Mobile
        Comunicacion Celular S.A. - Comcel
        S.A. ("Comcel")                           Cellular         77.1%        Discontinued operation

     (1) Figures represent Telecom Americas' economic interests in the operating companies listed.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

1.   Description of business and basis of presentation (cont'd)

      b)  TELECOM AMERICAS REORGANIZATION
          In order to address the funding requirements of Telecom Americas, on February 8, 2002, BCI, America Movil and SBC completed the reorganization (the "Reorganization") of Telecom Americas. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil, with reduced consolidated indebtedness.

          The Reorganization included the following transactions (see Note 3):

          . Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;

          . America Movil transferred cash U.S.$80 million and its 41% indirect interest in ATL to Telecom Americas;

          . Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;

          . Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and

          . Telecom Americas will distribute its 60% indirect interest in Techtel to America Movil upon the receipt of regulatory approvals.

      c) In January 2002, America Movil agreed to sell its investment in Cellular Communications of Puerto Rico, a cellular property, to SBC for cash and a note redeemable for SBC's investment in Telecom Americas.

2.   Summary of significant accounting policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      a)  INVESTMENTS
          The financial statements of entities which are controlled by the Corporation are consolidated and entities which are jointly controlled by the Corporation, referred to as joint venture investees, are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

      b)  REVENUE RECOGNITION
          Revenues from airtime, monthly fixed charges, prepaid cards, and cable subscriber fees are recognized when services are provided. Revenues from sales of equipment are recognized upon shipment to third party distributors or direct sales to subscribers. Activation revenues are deferred and amortized over the expected period of benefit.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd.)

     c)   TRANSLATION OF FOREIGN CURRENCIES
          The financial statements of Telecom Americas' subsidiaries and joint venture investees which have a functional currency other than the U.S. dollar are translated into U.S. dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation". Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting translation gains or losses are accumulated and reported in other comprehensive income or loss.

     d)   CASH AND CASH EQUIVALENTS
          Cash and cash equivalents represent cash and highly-liquid investments with a maturity of three months or less at the date of acquisition.

     e)   INVENTORY
          Inventory consists mainly of mobile telephones held for resale and is recorded at the lower of weighted average cost or market.

     f)   FIXED ASSETS
          Fixed assets are recorded at cost and are depreciated and amortized over their expected useful lives, using principally the straight-line method. The annual depreciation and amortization rates by fixed asset category are as follows:

          Buildings                                       20 - 25 years
          Network equipment                                3 - 15 years
          Other equipment                                  3 - 10 years
          Leasehold improvements                           5 - 10 years

          Costs that are directly attributable to the construction of a network, including materials, direct labour, construction overhead and interest are capitalized and are included in network equipment.

     g)   LICENSES
          Licenses are recorded at cost and are amortized over their terms ranging from 15 to 20 years using the straight-line method.

     h)   HANDSET SUBSIDIES
          The excess of cost over the selling price of handsets is expensed upon subscriber activation.

     i)   GOODWILL
          Goodwill represents the excess of the purchase price over the estimated fair values of the net assets of subsidiaries and joint venture investees at the dates of acquisition. Goodwill is amortized on a straight-line basis over the estimated useful lives ranging between 9 and 17 years. For acquisitions recorded after June 30, 2001, the Corporation did not amortize the associated goodwill in accordance with the new Standards of the Financial Accounting Standards Board ("FASB"). (See Note 2n).

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd.)

     j)   IMPAIRMENT OF LONG-LIVED ASSETS
          The Corporation evaluates the carrying value of its long-lived assets, including goodwill, on an ongoing basis. In order to determine whether an impairment exists, management compares the undiscounted cash flows estimated to be generated by those assets with their carrying amount. If such assets are considered to be impaired, the impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Any permanent impairment in the carrying value of assets is charged against income in the period an impairment is determined (See Note 2n).

     k)   INCOME TAXES
          The Corporation accounts for income taxes under the liability method. Deferred taxes relate to the expected future tax consequences of temporary differences between the carrying amount of balance sheet items and their corresponding tax values. Deferred tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the deferred tax assets will be realized. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

          Telecom Americas is not liable for income taxes in Bermuda. It has been given assurance from the appropriate authorities that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any of the aforementioned taxes shall not be applicable until March 28, 2016.

     l)   COMPREHENSIVE INCOME (LOSS)
          Comprehensive income (loss) is comprised entirely of foreign currency translation adjustments, net of income taxes.

     m)   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
          To manage interest rate exposure, the Corporation enters into interest rate swap agreements. Furthermore, the Corporation manages exposure to fluctuations in foreign exchange rates by creating offsetting positions principally through the use of foreign exchange swaps. The Corporation enters into foreign exchange swaps to hedge certain short-term loan facilities. The Corporation does not use financial instruments for trading or speculative purposes.

          In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", the Corporation records derivatives on the balance sheet as assets or liabilities measured at fair value. For those derivatives representing effective hedges of risks and exposures, unrealized gains or losses resulting from changes in the fair values are presented either in net earnings or as a component of comprehensive income (loss), depending upon the nature of the hedge.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (cont'd.)

     n)   RECENT ACCOUNTING PRONOUNCEMENT

          The FASB recently issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. The Corporation is currently evaluating the impact of the adoption of the new standards, and therefore has not yet finalized their effect on its consolidated financial statements. However, a substantial amount of goodwill on the consolidated balance sheet at January 1, 2002 may be found to be impaired.

          The FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets (including discontinued operations). An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other then a sale for cash are to be accounted for and reported like assets being held or used, except that the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. The results of operations of discontinued operations must be reported in the period in which they occur. In addition, depreciation is to cease at the same time. The Corporation's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

3.   Discontinued operations

     Discontinued operations are comprised of the following:

     Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband

     Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. On February 8, 2002, Comcel, Canbras, Genesis and Techtel were disposed of at management's best estimate of fair value as part of the Reorganization, as described in Note 1. As at December 31, 2001, a provision was recorded for the expected loss on disposal.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2002 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     3.  Discontinued operations (cont'd.)

                                                                        Years ended December 31
                                                                     -----------------------------
                                                                         2001                2000
                                                                     ----------          ---------
                                                                                         (186 days)
          Revenues applicable to discontinued operations,
            excluded from consolidated revenues                      $  355,100          $  25,356
          ----------------------------------------------------------------------------------------
          Net operating loss from discontinued operations, net         (252,086)           (53,424)
            of tax:

          Provision for loss on disposal                               (280,754)                 -
          Minority interest                                              19,705              1,676
          ----------------------------------------------------------------------------------------
          Net loss from discontinued operations                      $ (513,135)         $ (51,748)
          ----------------------------------------------------------------------------------------

         Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

                                                                        Years ended December 31
                                                                     -----------------------------
                                                                         2001                2000
                                                                     ----------          ---------
          Current assets                                             $  153,892         $  124,470
          Fixed assets, net                                             434,194            268,637
          Licenses, net                                                 290,079            286,699
          Goodwill                                                    1,023,693            947,968
          Other assets                                                   61,040)            26,971
                                                                     ----------         ----------
                                                                      1,962,898          1,654,745

          Current liabilities                                           673,594            244,154
          Long-term debt                                                543,754            714,712
                                                                     ----------         ----------
          Total liabilities                                           1,217,348            958,866
                                                                     ----------         ----------
          Net assets                                                 $  745,550         $  695,879
                                                                     ==========         ==========

         Cash flows from discontinued operations are as follows:

                                                                        Years ended December 31
                                                                     -----------------------------
                                                                         2001                2000
                                                                     ----------          ---------
                                                                                         (186 days)
          Operating activities                                       $  (35,059)         $ (46,274)
          Investing activities                                         (334,958)            (4,792)
          Financing activities                                         (128,171)           (36,999)
          Foreign exchange (loss) gain on cash
            held in foreign currencies                                   (1,511)             3,013
                                                                     ----------          ---------
          Cash flows from discontinued operations                    $ (499,699)         $ (85,052)
                                                                     ==========          =========

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

4.   Cash and cash equivalents

     Cash and cash equivalents at December 31, 2001 include $351,633,000 of restricted cash. This amount represents cash not available for use other than to collateralize short-term bank loans of certain subsidiaries of the Corporation.

5.   Notes receivable

                                               2001           2000
                                             --------      -----------
     Shareholders(1)                         $      -      $ 2,151,690
     Other                                     11,415                -
                                             --------      -----------
                                             $ 11,415      $ 2,151,690
                                             ========      ===========


     (1) These notes are non-interest bearing, payable on demand and include $180,050,000 receivable from America Movil representing its commitment to contribute its 60% economic interest in Techtel (see Note 1).

6.   Accounts receivable

                                               2001           2000
                                             --------      -----------
     Third parties                          $ 195,759      $    65,482
       Customers                               24,058            7,855
       Other                                ---------      -----------
                                              219,817           73,337
       Allowance for doubtful accounts        (15,837)          (4,350)
                                            ---------      -----------
       Net                                    203,980           68,987
     Related parties
       Associated company(1)                      183              104
                                            ---------      -----------
                                            $ 204,163      $    69,091
                                            =========      ===========


     (1) An associated company is a company where the Corporation or any one of the Corporation's shareholders exercises significant influence.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

7.   Investments in subsidiaries

     During the year ended December 31, 2001 the Corporation completed several acquisitions.

     The results of operations for each of the acquisitions are included in the consolidated statements of earnings as of the effective date of acquisition. Each acquisition was accounted for using the purchase method.

     2001

     The allocation of the purchase price to the estimated fair value of net assets acquired is as follows:


                                                     ATL(b)      Americel(c)     Telet(c)       Tess(d)      Techtel(e)       Total
     -------------------------------------------------------------------------------------------------------------------------------
     Current assets
     (including cash of $405,078,000)               408,420        53,814         39,462        107,345        17,491        626,532
     Fixed assets                                   245,604       151,310        208,447        296,389        94,946        996,696
     License                                        721,119        94,807        135,693        736,526        26,114      1,714,259
     Other assets                                     1,173        12,542          7,843          5,409        36,020         62,987
     -------------------------------------------------------------------------------------------------------------------------------
                                                  1,376,316       312,473        391,445      1,145,669       174,571      3,400,474

     Less:
     Current liabilities                             97,260       266,546        299,991        528,151        16,994      1,208,942
     Long-term debt                                 980,144        70,308        102,118        393,660        53,209      1,599,439
     Minority interest                              122,573             -              -              -        41,748        164,321
     -------------------------------------------------------------------------------------------------------------------------------
     Net assets (liabilities) acquired              176,339       (24,381)       (10,664)       223,858        62,620        427,772
     Goodwill                                       123,661       232,939        193,079        667,491       147,430      1,364,600
     -------------------------------------------------------------------------------------------------------------------------------
     Consideration paid                             300,000       208,558        182,415        891,349       210,050      1,792,372
     -------------------------------------------------------------------------------------------------------------------------------
     Goodwill amortization period                  12 years      11 years       11 years       12 years           N/A

     a) On February 28, 2001 Canbras completed a rights offering amounting to $66,058,000 (CDN$99,105,000). The Corporation exercised all rights issued to it, as well as all remaining rights which were unexercised at the expiry of the offering, for a total investment of $54,373,000 (CDN$81,575,000) and which resulted in an increase of its economic interest in Canbras from 70.7% to 75.6%.

     b) On March 27, 2001, the Corporation invested U.S.$300,000,000 in ATL, increasing its total economic interest from 50% to 59% and changed its basis of accounting for ATL from the equity method to consolidation as of that date.

     c) On March 30, 2001, the Corporation acquired an additional 16.3% economic interest in each of Americal and Telet for an aggregate purchase price of $153,311,000.

          On September 25, 2001, the Corporation acquired an additional 42.7% and 43.4% economic interest in each of Americel and Telet, respectively, for an aggregate purchase price of $376,364,000 including acquisition costs and changed its basis of accounting for Americel and Telet from the equity method to consolidation as of that date.

          On December 5, 2001, the Corporation acquired an additional 1.3% and 1.5% in Americel and Telet, respectively for an aggregate purchase price of $14,612,000.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

7.   Investments in subsidiaries (cont'd)

     d) On April 9, 2001, the Corporation acquired, for total consideration of approximately $950,000,000 a 100% economic interest in Tess, one of two B Band cellular companies operating in the Brazilian state of Sao Paulo. The consideration consisted of $318,725,000 in cash and $631,275,000 in notes payable (see Note 14), which had an estimated fair value of $571,275,000, resulting in an effective purchase price of approximately $890,000,000 before related costs of acquisition.

          The following table summarizes the results of the Corporation as if it had acquired Tess at January 1, 2001:


                                                     2001
                                               --------------
          Revenues                             $   523,867
          Net loss                              (1,005,355)

     e) On August 31, 2001, the Corporation acquired, for a total consideration of $210,050,000, a 60% economic interest in Techtel, an Argentine broadband company. Techtel was contributed to Telecom Americas by America Movil in exchange for shares pursuant to the joint venture agreement entered into in November 2000 (see Note 1).

     f) During 2001, the Corporation invested amounts totalling $187,117,000 in Comcel resulting in an increase in its economic interest from 68.5% to 77.1%

     g) During November 2001, the Corporation invested $14,471,000 in Genesis, resulting in an increase in its economic interest from 51.0% to 59.06%.

     2000

     During the 186-day period ended December 31, 2000, the Corporation either directly, through subsidiaries or operating companies, completed several transactions as follows:

     a) During December 2000, the Corporation converted, through a subsidiary, a note receivable in the amount of $17,083,000 (CDN$25,590,000) into common shares of Canbras Communications, resulting in an additional 6.2% effective economic interest for the Corporation. The transaction resulted in additional goodwill of $2,648,000.

     b) During December 2000, the Corporation, through a subsidiary, invested $116,000,000, resulting in a 9.33% increase in the Corporation's effective economic interest in Comcel. The net equity investment of the minority interest shareholders of Comcel is Nil as a result of accumulated losses experienced by Comcel. Consequently, the Corporation does not allocate losses to the minority interest shareholders.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

8.   Goodwill, net

                                         Accumulated       Net book
                              Cost       amortization       value
                          -----------    ------------    -----------
     2001                 $ 3,199,520     $  165,729     $ 3,033,791
                          ===========     ==========     ===========
     2000                 $   953,866     $    5,898     $   947,968
                          ===========     ==========     ===========

9.   Investments, at equity

     As at December 31, 2000, investments at equity comprised the following joint venture investees (see Notes 7 b) and c)):


                                                      2000
                                                   ----------
     ATL                                           $  806,374
     Americel                                          66,932
     Telet                                             73,887
                                                   ----------
                                                   $  947,193
                                                   ==========

     During 2000, the Corporation made cash investments in the aggregate of $8,386,000 to fund its pro-rata share of its joint venture investees' operations. These investments did not change the Corporation's economic interest in such operations.

     The table below sets out the financial position and results of operations of investments for the periods during which they were accounted for using the equity method:


                                   2001                2000
                                ----------          ----------
     Balance sheet
       Total assets                                $ 2,103,997(1)
       Total liabilities                             1,996,695


     Statement of operations
       Revenues                 $  263,029         $    68,338
       Net loss                 $ (313,481)        $   (61,976)

     (1) Includes approximately $899,793,000 of goodwill (net of accumulated amortization).

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

10.  Fixed assets, net

     2001

                                                                 Accumulated
                                                                 depreciation/     Net book
                                                    Cost         amortization       value
                                                 ----------      -------------   -----------
     Land                                        $    8,604      $        -      $     8,604
     Buildings                                       39,614           2,827           36,787
     Network equipment                              861,469         223,399          638,070
     Other equipment                                494,025         158,103          335,922
     Network equipment under construction           323,686               -          323,686
     Leasehold improvements                         109,687          23,664           86,023
                                                -----------      ----------      -----------
                                                $ 1,837,085         407,993      $ 1,429,092
                                                ===========      ==========      ===========

     2000

                                                                 Accumulated
                                                                 depreciation/     Net book
                                                    Cost         amoritization      value
                                                 ----------      -------------   -----------
     Land                                       $     2,899      $        -      $     2,899
     Buildings                                        6,543           1,332            5,211
     Network equipment                              246,269          85,054          161,215
     Other equipment                                 57,672          15,841           41,831
     Network equipment under construction            55,120               -           55,120
     Leasehold improvements                           3,357             995            2,362
                                                -----------      ----------      -----------
                                                $   371,860      $  103,222      $   268,638
                                                ===========      ==========      ===========

11.  Licenses

                                                                  Accumulated     Net book
                                                    Cost         amoritization      value
                                                 ----------      -------------   -----------
     2001                                       $ 2,319,616      $  498,319      $ 1,821,297
                                                ===========      ==========      ===========
     2000                                       $   402,043      $  115,344      $   286,699
                                                ===========      ==========      ===========

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------


12.  Short-term loan facilities

     The Corporation's principal short-term loan facilities are as follows:

     COMCEL

     At December 31, 2001, Comcel had $33,081,000 owing to banks, bearing interest at variable rates. Effective interest rates at December 31, 2001 on these loans ranged from Colombian fixed-term deposit rate plus 1.67% to Colombian fixed-term deposit rate plus 7% on peso denominated loans ($22,523,000), and at LIBOR plus 4.5% on U.S. dollar denominated loans ($10,558,000). The LIBOR and the Colombian fixed-term deposit rates were 2.44% and 10.75%, respectively, as at December 31, 2001.

     ATL

     At December 31, 2001, ATL had $79,063,000 owing to banks, bearing interest at variable rates. Effective interest rates at December 31, 2001 on these loans ranged from 102.4% of the Interbank Certificate Deposit rate ("CDI") to 118% of CDI on real denominated loans ($33,240,000) and from 7.4% to 12.35% on foreign exchange variation rate ("FE") loans denominated in U.S. dollars ($45,823,000). The CDI and FE rates were 19.02% and 7.45% respectively as at December 31, 2001. Included in the real denominated loans are $41,865,000, which were swapped from U.S. dollars to real. (See
     Note 24)

     TESS

     At December 31, 2001, Tess had $175,888,000 owing to banks, bearing interest at variable and fixed rates. Effective interest rates at December 31, 2001 on these loans ranged from 2% to 12.35% on FE loans denominated in U.S. dollars ($119,583,000) and from 101% of CDI to 140% of CDI and fixed rates of 17.8% to 26.08% on real denominated loans ($56,304,000). Included in the real denominated loans are $23,588,000, which were swapped from U.S. dollars to real. (See Note 24)

     AMERICEL

     At December 31, 2001, Americel had $196,306,000 owing to banks bearing interest at variable rates. Effective interest rates at December 31, 2001 on these loans ranged from 104% of CDI to 130% of CDI on Real denominated loans ($142,448,000) and from 4.5% to 12% on FE loans denominated in U.S. dollars ($53,858,000). Included in the real denominated loans are $11,298,000, which were swapped from U.S. dollars to real. (See Note 24)

     TELET

     At December 31, 2001, Telet had $408,030,000 owing to banks, bearing interest at variable rates. Effective interest rates at December 31, 2001 on these loans ranged from 5% to 19% on FE loans ($280,091,000) and from 104% of CDI to 134% of CDI on real denominated loans ($127,939,000).

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------


13.  Accounts payable and accrued liabilities

                                                                          2001          2000
                                                                        --------      --------
     Third parties
       Trade                                                            $227,498      $ 48,316
       Accrued liabilities                                               242,761        56,234
                                                                        --------      --------
                                                                         470,259       104,550
     Provision for loss on disposal (see Note 3)                         280,754            --
                                                                        --------      --------
                                                                         751,013       104,550
                                                                        --------      --------
     Related parties
       Shareholder                                                            --         1,688
       Affiliated companies/(1)/                                           2,900           638
                                                                        --------      --------
                                                                           2,900         2,326
                                                                        --------      --------
                                                                        $753,913      $106,876
                                                                        ========      ========

/(1)/ Affiliated companies are companies controlled by the Corporation's shareholders.


14.  Notes payable

                                                                          2001          2000
                                                                        --------      --------
     Third parties                                                      $  3,076      $  5,090
     Shareholders/(1)/                                                   140,617            --
                                                                        --------      --------
                                                                        $143,693      $  5,090
                                                                        ========      ========

/(1)/ Notes payable to shareholders, bearing interest at various rates up to 6.75%, maturing February 8, 2002.

15.  Long-term debt

                                                                           2001          2000
                                                                        --------      --------
     CONTINUING OPERATIONS

     ATL:

     Equipment financing, bearing interest at LIBOR plus 2.50% to
     LIBOR plus 3.75%, repayable in varying amounts ending in 2002      $215,769            --

     Bank loans (R$295,253,000), bearing interest at the long-term
     Brazilian Development bank prime rate ("TJLP") plus 3.00% to TJLP
     plus 4.50%, due in 2007                                             239,288            --

     Debentures (R$573,230,000), bearing interest at CDI plus 1.20%
     repayable in 2003                                                   151,485

     Other                                                                13,601            --
                                                                        --------      --------
                                                                         620,143            --
                                                                        --------      --------

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

15.  Long-term debt (cont'd)

                                                                             2001          2000
                                                                           --------      --------
     CONTINUING OPERATIONS (CONT'D)

     TESS:

     Equipment financing, bearing interest at LIBOR plus 6.50%,
     repayable in varying amounts ending in 2002                           $271,301      $     --
     Bank loans (R$227,543,000) bearing interest at TJLP plus 2.80%
     to TJLP plus 4.30%, due in 2006                                         99,448            --

     Bank loans, bearing interest at FE 4.30%, due in 2006                   16,678            --
                                                                           --------      --------
                                                                            387,427            --
                                                                           --------      --------
     AMERICEL:

     Bank loan (R$181,517,000) bearing interest at TJLP plus 3.0%
     repayable in varying amounts beginning in 2002 and ending in 2006     $ 79,408      $     --
     Other                                                                       --            --
                                                                           --------      --------
                                                                             79,408            --
                                                                           --------      --------

     TELET:

     Equipment financing, bearing interest at LIBOR plus 3.75%, due in
     2002                                                                  $ 40,504      $     --
     Other                                                                   12,392            --
                                                                           --------      --------
                                                                             52,896            --
                                                                           --------      --------

     Discounted OPERATIONS

     COMCEL:

     14.125% senior deferred coupon bonds, due in 2005                     $280,370      $281,103

     Senior term loan, bearing interest at LIBOR plus a variable margin
     (3.25% to 4.25%), repayable in varying payments ending in 2002          92,832       164,513

     14% senior discount notes, due in 2004                                 185,495       178,903

     Bank loans, bearing interest at LIBOR plus 2.70% to LIBOR plus
     3.75%, repayable in varying amounts ending in 2004                      21,319        33,584

     Bank loans (2001 -- Cols Ps 53,099,440,000, 2000 -- Col Ps
     82,574,300,000), bearing interest at 15.00% to 17.00%, repayable
     in varying amounts ending in 2002                                       24,110        36,932

     Other                                                                   17,796        24,617
                                                                           --------      --------
                                                                            621,922       719,652
                                                                           --------      --------

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

15. Long-term debt (cont'd)

                                                                                     2001         2000
                                                                                  ----------    --------
    DISCONTINUED OPERATIONS (CONT'D)

     TECHTEL:

     Other                                                                        $   65,417    $      -
                                                                                  ----------    --------
     CANBRAS:

     Floating rate note facility, bearing interest at LIBOR plus 4.50% to
     LIBOR plus 7.50%, due in 2007                                                $   27,752    $ 27,735

     Bank loan repaid in 2001                                                              -      16,664

     Other                                                                             2,946       9,276
                                                                                  ----------    --------
                                                                                      30,698      53,675
                                                                                  ----------    --------
     GENESIS TELECOM:

     Equipment financing, bearing interest at LIBOR plus 8.00% to
     LIBOR plus 10.00%, repayable in varying amounts ending 2004                  $    7,695    $  8,735

     Other                                                                                 -         226
                                                                                  ----------    --------
                                                                                       7,695       8,961
                                                                                  ----------    --------
    TELECOM AMERICAS:

     Tess Note (see Notes a) and b)):

      Series A Notes bearing interest at LIBOR, payable annually, with principal repayable in three equal annual installments
      ending in April 2004                                                        $  315,638    $      -

      Series B Notes bearing interest at an average rate of 3.62%, payable semi-annually, with principal repayable in three equal
      annual installments ending in April 2004                                       315,638           -

      Discount on Series A and Series B Notes (see Note 7 d)                         (38,229)          -
                                                                                  ----------    --------
                                                                                     593,047           -
     Loan payable to a shareholder, bearing interest at 12%
     per year, maturing June 15, 2004                                                198,619           -

     Loan payable to a shareholder, bearing interest at 12% per year, maturing
     June 15, 2004, repayable in shares of Telecom Americas (see Note c)              71,395           -
                                                                                  ----------    --------
                                                                                     863,061           -
                                                                                  ----------    --------

                                                                                   2,728,667     782,288
                                                                                  ----------    --------
     Less: due within one year                                                       979,769      67,576
                                                                                  ----------    --------
                                                                                  $1,748,898    $714,712
                                                                                  ==========    ========

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

15.  Long-term debt (cont'd)

     Estimated principal repayments of long-term debt outstanding at December 31, 2001 over the next five years are as follows:

        2002            2003            2004            2005            2006
     ---------       ---------       ---------       ---------       ---------
      979,769         469,304         756,274         390,251          78,251

     a) TESS NOTES

        The Tess Notes were purchased by an affiliate of America Movil from the vendors of Tess.

     b) CHANGE OF CONTROL COVENANTS

        The covenants of the Tess Notes, Series A and B include change of control clauses in respect of the ownership of BCI by its ultimate parent company. If these clauses were to be breached, the repayment of the outstanding amounts under these financial obligations could be accelerated.

     c) 12% LOAN REPAYABLE IN SHARES OF TELECOM AMERICAS

        During December 2001, the Corporation received a loan facility in the amount of U.S.$120,000,000, bearing interest at 12%, repayable on June 15, 2004 in shares of Telecom Americas at a price of $47,353.06 per share.

     d) COLLATERAL

        In general, substantially all of the assets of the Corporation's operating companies have been pledged to secure short-term and long-term loan facilities.

16.  Other long-term liabilities

     Other long-term liabilities are comprised of disputed amounts related to license fee instalments payable to Agencia Nacional de Telecomunicacoes ("Anatel") for ATL ($78,781,000) and Tess ($48,759,000). The amounts in dispute reflect a difference in the application of inflation indexing in the computation of the license instalments payable in March, 1999, 2000 and 2001 and interest thereon. The dispute is not expected to be resolved within the next twelve months.

TELECOM AMERICAS LTD.
Notes to the Consolidated Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17  Preferred and Common stock

    Authorized
    46,309.858/(1)/  Common stock, par value $1.00 per share
    1,690.142        Series C Preferred stock, par value $1.00 per share,
                     voting, cancelled during 2001.

    (1) As of June 30, 2001, the share capital of Telecom Americas consists of a single class of Common Stock.

                                                                    2001    2000
                                                                    ----    ----
    Issued and outstanding
      22,883.200 in 2001 (22,309.858 in 2000) Common stock          $ 23    $ 22
      Nil in 2001 (1,690.142 in 2000) Series C Preferred stock         -       2
                                                                    ----    ----
                                                                    $ 23    $ 24
                                                                    ====    ====

On July 13, 2001, BCI and America Movil each tendered shares of Telecom Americas to redeem $275,000,000 and $140,898,191, respectively, of notes due to Telecom Americas. As a result, 1,690.142 Series C Preferred stock in the amount of $275,000,000 and 865.956 shares of Common stock, having a par value of $1.00, in the amount of $140,898,191 were cancelled.

On September 19, 2001, Telecom Americas issued 1,439.298 shares of Common Stock having a par value of $1.00 per share, in exchange for cash consideration of $234,186,349.

On June 28, 2000, in connection with its incorporation, Telecom Americas issued 12,000 shares of Common stock in exchange for cash consideration of $12,000.

On November 16, 2000, Telecom Americas issued redeemable Preferred stock Series A through G (100 shares for each of Series A, B, D, E, F and G of Preferred stock, par value $1.00 per share and 1,690.142 shares of Series C preferred stock, par value $1.00 per share). Series A, B, D, E, F and G of Preferred stock were non-voting and non-convertible. In exchange for the issuance of shares of Preferred stock, the Corporation received $164,950,000 in cash, $2,151,690,000 in promissory notes and equity interests in certain investments having an aggregate fair value of $1,588,360,000. Also on November 16, 2000, in connection with a reorganization of the Corporation's authorized and issued share capital, the Series A, B, D, E, F and G of Preferred stock and 12,000 shares of Common stock outstanding at that time were exchanged for 22,309.858 shares of new Common stock having a par value of $1.00 per share. As a result of this reorganization of share capital, all authorized and unissued Preferred stock series, A, B, D, E, F and G were cancelled.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

17.  Preferred and Common stock (Cont'd)

     Outstanding Common Stock at December 31, 2001 are owned as follows:


                              Number       Ownership
                            ---------      ---------
     BCI                    9,536.138          41.7%
     America Movil         10,415.643          45.5%
     SBC                    2,931.419          12.8%
                           ----------      ---------
                           22,883.200       100.000%

18.  Interest expense


                                                    2001            2000
                                                 ---------       ----------
                                                                 (186 days)
     Interest expense - long-term debt           $  83,554       $        -
     Interest expense - other                      163,197                -
                                                 ---------       ----------
                                                 $ 246,751       $        -
                                                 =========       ==========

19.  Income taxes

     As at December 31, future income taxes are as follows:


                                                    2001            2000
                                                 ---------       ----------
     Deferred tax assets:
       Tax benefits on losses                    $ 807,255       $  183,664
     Deferred tax liabilities:
       Current assets                               11,523            1,284
       Other assets                                  9,851           41,861
       Current liabilities                          39,999            4,391
                                                 ---------       ----------
     Total deferred tax liabilities                 61,373           47,536
                                                 ---------       ----------
                                                   745,882          136,128
     Valuation Allowance                          (745,882)        (136,128)
                                                 ---------       ----------
     Deferred taxes, net                         $       -       $        -
                                                 =========       ==========

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

19.  Income taxes (cont'd.)

     The Corporation has Brazilian non-capital tax losses from continuing operations carried forward amounting to approximately $1,847,000,000 that can be used to offset future years' taxable income indefinitely. A significant portion of these losses was accumulated in the foreign operations prior to them being contributed to or acquired by the Corporation (see Notes 1 and 7). The benefit of these losses has not been reflected in the consolidated financial statements except to the extent of future income tax liabilities.

     The valuation allowance as at December 31, 2001 and 2000 represents primarily tax benefits on losses carryforwards that may remain indefinitely unutilized.

20.  Segmented information

     As of December 31, 2001, the Corporation's continuing operations are in only one operating segment: Brazil Mobile, which is comprised of four cellular companies in Brazil.

21.  Supplementary cash flow information


                                                             2001              2000
                                                          ----------        ----------
                                                                            (186 days)
     a) Changes in working capital items
          Increase (decrease) in current assets of
            continuing operations
            Accounts receivable                           $   (7,584)       $     (299)
            Inventory                                        (25,556)                -
            Prepaid expenses and other current assets          1,156                28
            Decrease in accounts payable and
              accrued liabilities                            157,203               179
                                                          ----------        ----------
          Decrease in working capital items               $  125,219        $      (92)
                                                          ==========        ==========

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

21.  Supplementary cash flow information

                                                                2001             2000
                                                             ---------       ------------
                                                                              (186 days)
     b) Non-cash investing and financial activities
        Investing activities
          Increase in promissory notes receivable
            from shareholders                                $       -       $ (2,151,690)
          Shareholder contributions                                  -         (1,588,360)
     Non-cash consideration paid for subsidiaries              841,325                  -
                                                             ---------       ------------
     Financing activities                                    $ 841,325       $ (3,740,050)
                                                             =========       ============
          Issuance of shares of common stock and of
            Preferred Series C stock (including
            additional paid-in capital)                      $       -       $  3,740,050
          Redemption of shares                                 415,898                  -
                                                             ---------       ------------
                                                             $ 415,898       $  3,740,050
                                                             =========       ============
     c) Other cash flow information
          Interest paid                                      $ 173,628       $          -
                                                             =========       ============
          Income taxes paid                                  $       -       $          -
                                                             =========       ============

22.  Commitments and contingencies

     a) At December 31, 2001, the Corporation is committed in the aggregate amount of $81,400,000 under the terms of operating leases with various expiration dates for the rental of premises and equipment.

          Annual lease payments in 2001 amounted to $19,349,000. Future payments will be as follows:

             2002         2003      2004      2005       2006
           -------      -------    ------    ------     ------
           $18,849      $11,597    $7,730    $5,883     $5,511

     b) Pursuant to the joint venture agreement relating to the formation of Telecom Americas,BCI agreed to increase the amount of the promissory notes it contributed to Telecom Americas to the extent Comcel is required to pay damages in excess of U.S.$5 million as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over Internet protocol (VOIP). Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately U.S.$70 million. While Comcel's Colombian counsel believes the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defense.

          As part of the Telecom Americas Reorganization (see Note 1) which closed on February 8, 2002, the parties agreed to modify the existing indemnification obligation of BCI. BCI has agreed: (i) that BCI shall indemnify Comcel for the initial U.S.$5 million of damages; (ii) Comcel shall be responsible for damages in excess of U.S.$5 million up to and including U.S.$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of U.S.$7.5 million.

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------


22.  Commitments and contingencies (continued)

     c) The Corporation's consolidated long-term debt includes certain debt of ATL and Tess ($215,769,000 and $217,301,000, respectively), maturing in 2002 (see Note 15). Management of ATL and Tess are currently renegotiating the repayment terms of such debt.

          The accounts of ATL and Tess have been included in these consolidated financial statements on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. The continuation of ATL and Tess as going concerns is dependent upon their ability to successfully renegotiate the terms of the long-term debt referred to above, the ability to generate sufficient future cash flows to meet their obligations on a timely basis and the continuing financial support of Telecom Americas.

          Should ATL and Tess not be able to continue as going concerns, the recoverability by the Corporation of the net assets included in these consolidated financial statements is in doubt. In addition, the Corporation guarantees the majority of these subsidiaries long-term bank loans and equipment financings.

          Management believes that the terms of the long-term debt will be successfully renegotiated.

     The net assets at December 31, 2001 related to each of ATL and Tess included in these consolidated financial statements are as follows:

                                     ATL             Tess           Total
     Assets                      $1,738,631      $1,597,079      $3,335,710

     Liabilities                    919,628       1,549,935       2,469,563
                                 ------------------------------------------
     Net assets                  $  819,003      $   47,144      $  866,147
                                 ==========================================

23.  Related party transactions

     In the normal course of business, the Corporation had transactions which were measured at exchange amounts with its shareholders and affiliated companies as follows:

                                            2001        2000
                                          --------     ------
     Interest expense                     $43,511      $6,977

TELECOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------


24.  Financial Instruments

     a)   CURRENCY RISK

          The Corporation is exposed to market risks from changes in foreign currency rates.

     b)   CONCENTRATION OF CREDIT RISK

          Financial instruments which potentially subject the Corporation to concentration of credit risk consist principally of accounts receivable from customers and distributors. The Corporation's customers from continuing operations are located in Brazil. The ability of the customers to pay their debt depends, in part, upon the general condition of the Brazilian economy. Generally, the Corporation does not require collateral or other security to support receivables.

     c)   FAIR VALUE OF FINANCIAL INSTRUMENTS

          Fair values approximate amounts at which financial instruments could be exchanged for instruments of similar risk, principal and remaining features. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments. Estimated fair value of the Corporation's financial instruments, where the fair value differs from the carrying amounts in the financial statements as at December 31, 200 are as follows:

                                    2001                     2000
                          -----------------------       ---------------------
                           Carrying     Estimated       Carrying    Estimated
                             value     fair value         value    fair value
                          ----------   ----------       --------   ----------
     Long-term debt       $2,728,667   $2,624,240       $782,288    $690,542
                          ==========   ==========       ========    ========

TELCOM AMERICAS LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2001 and for the 186-day period ended
December 31, 2000
(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)
--------------------------------------------------------------------------------

24.  Financial Instruments (continued)

     c)   FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

          The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, short-term loan facilities, notes payable and accounts payable, in the consolidated balance sheet, approximate their estimated fair values.

          In addition, the fair value of the foreign exchange swaps utilized by the Corporation as hedges for certain short-term loan facilities (see
          Note 12) amounts to $6,296,000 ($Nil in 2000) and is included in short-term loan facilities in these consolidated financial statements. Foreign exchange loss and equity loss of joint venture investees for the year ended December 31, 2001 includes $13,419,000 and $2,369,000, respectively, ($Nil in 2000) relating to realized and unrealized fair value gains on foreign exchange swaps.

     d)   INTEREST RATE RISK

          The Corporation is exposed to market risks from changes in interest rates on its long-term debt and does not currently hold any financial instruments that mitigate this risk.

25.  Subsequent events

     On February 12, 2002, the Corporation entered into an agreement with a private investor relating to the purchase of U.S.$300 million of common shares in Telecom Americas. The proceeds will be used to retire debt. The transaction is expected to close in the first quarter of 2002, and is subject to a number of conditions.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   AMERICA MOVIL, S.A. de C.V.

                                   By: /s/ Carlos Jose Garcia Moreno Elizondo
                                      ----------------------------------------
                                      Name:  Carlos Jose Garcia Moreno Elizondo
                                      Title: Chief Financial Officer


                                   By: /s/ Alejandro Cantu Jimenez
                                      ----------------------------------------
                                      Name:  Alejandro Cantu Jimenez
                                      Title: General Counsel




Date: July 2, 2002

                                  EXHIBIT INDEX

 1.1 Amended and restated bylaws (estatutos sociales) of America Movil, S.A. de C.V., dated as of August 20, 2001 (together with an English translation).

 2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

 2.2 A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 filed on December 8, 2000).

 3.1 Shareholders Agreement dated December 20, 2000 between America Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

 4.1 Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F (File No. 1-16269) filed on February 5, 2001).

 4.2 First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation).

 4.3 Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Telefonos de Mexico, S.A. de C.V. and America Movil, S.A. de C.V. (together with an English translation).

 8.1 List of certain subsidiaries of America Movil, S.A. de C.V.