Form 20-F
period 2002-12-31
AMERICA MOVIL SA DE CV/
filed 2003-06-11
CIK 1129137

As filed with the Securities and Exchange Commission on June 11, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13

of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
American Depositary Shares, each representing	New York Stock Exchange
20 Series L Shares, without par value
Series L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to

Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2002:

3,647 million	AA Shares
291 million	A Shares
8,978 million	L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

    i

PART I

Item 3.    Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002. Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(c) to our audited financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 20 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2002.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 20 to the audited financial statements.

This annual report also includes audited financial statements of Telecom Americas as of December 31, 2001 and the 186-day period ended December 31, 2000 and the year ended December 31, 2001. The audited financial statements of Telecom Americas have been prepared on a consolidated basis in accordance with U.S. GAAP and presented in U.S. dollars.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, independent auditors. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

	As of and for the year ended December 31,
	1998(1)		1999(1)		2000		2001		2002		2002
	(millions of constant pesos as of December 31, 2002)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican GAAP
Operating revenues	Ps.	10,259	Ps.	17,105	Ps.	31,810	Ps.	43,722	Ps.	57,461	U.S.$	5,572
Operating costs and expenses		8,279		14,677		28,739		37,302		44,977		4,361
Operating income		1,979		2,428		3,071		6,420		12,485		1,211
Majority net income (loss)		4,249		4,758		956		(875)		4,601		446
Majority net income (loss) per share(3)		0.293		0.328		0.067		(0.066)		0.350		0.033
Dividends per share(4)		—		—		—		0.040		0.044		0.004

U.S. GAAP
Operating revenues	Ps.	10,388	Ps.	17,321	Ps.	32,211	Ps.	43,722	Ps.	57,461	U.S.$	5,572
Operating costs and expenses		8,782		15,547		30,112		37,815		44,657		4,330
Operating income (loss)		1,606		1,774		2,099		5,906		12,804		1,242
Net income (loss)		3,238		2,982		(452)		(645)		5,807		563
Net income (loss) per share(3)		0.224		0.206		(0.032)		(0.049)		0.442		0.043

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net	Ps.	7,164	Ps.	13,876	Ps.	36,123	Ps.	42,257	Ps.	60,589	U.S.$	5,875
Total assets		56,875		73,127		97,006		97,945		113,050		10,962
Short-term debt and current portion of long-term debt		—		—		7,344		6,663		10,231		992
Long-term debt		94		2,689		1,289		16,038		35,971		3,488
Total stockholders’ equity(5)		54,318		62,184		72,267		59,857		49,193		4,770

U.S. GAAP
Property, plant & equipment, net	Ps.	7,336	Ps.	14,279	Ps.	36,219	Ps.	45,319	Ps.	61,691	U.S.$	5,982
Total assets		58,420		74,799		98,947		101,946		115,012		11,153
Short-term debt and current portion of long-term debt		—		—		7,437		6,663		10,231		992
Long-term debt		95		2,724		1,305		16,038		35,971		3,488
Minority interest		—		747		2,334		790		1,178		114
Total stockholders’ equity		54,309		60,308		68,318		60,224		48,465		4,670

Other Data:
EBITDA(6)	Ps.	2,839	Ps.	4,078	Ps.	6,336	Ps.	13,203	Ps.	20,802	U.S.$	2,017

(1)	Prepared on a consolidated basis from the historical accounting records of Teléfonos de México, S.A. de C.V. (Telmex), representing the combined historical operations of the entities that Telmex transferred to us in the spin-off that established América Móvil in September 2000.
(2)	Except per share data.
(3)	For 1998 and 1999, based on 14,485 million shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, based on the average weighted number of América Móvil shares outstanding during the year, assuming 14,485 million shares outstanding for the period prior to September 25, 2000. For 2001 and 2002, based on the average weighted number of América Móvil shares outstanding during the year. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(5)	Includes minority interest.
(6)	We determine EBITDA as shown in the reconciliation below, by adding charges that do not affect cash to operating income. EBITDA is a non-GAAP financial measure and is not how our performance or our liquidity is measured in accordance with GAAP. We use EBITDA as a rough indicator of the cash component of our operating income. Lenders and others routinely examine EBITDA, and some of our lenders require that we maintain certain leverage ratios based on the relationship between EBITDA and debt or EBITDA and interest expense. Because not all companies calculate EBITDA identically, the presentation of EBITDA in this annual report is not necessarily comparable to similarly titled measures of other companies. A reconciliation between operating income determined in accordance with Mexican GAAP and EBITDA is provided below:

	Year ended December 31,
	1998	1999	2000	2001	2002
	(millions of constant pesos as of December 31, 2002)
Operating income	1,979	2,428	3,071	6,420	12,485
Plus:
Depreciation	767	1,263	2,376	3,771	6,180
Amortization	93	387	889	961	2,098
Impairment charges	—	—	—	2,051	39

EBITDA	2,839	4,078	6,336	13,203	20,802

EXCHANGE RATES

Mexico has a free market for foreign exchange and the Mexican government allows the peso to float freely against the U.S. dollar. For much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain Latin American countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable from 1999 until 2001. In 2002 and early 2003 the peso declined significantly, but in March 2003, it began to rise in value. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High		Low		Average(1)		Period End
1998	Ps.	8.0400	Ps.	10.6300	Ps.	9.2425	Ps.	9.9010
1999		9.2430		10.6000		9.5630		9.4800
2000		9.1830		10.0870		9.4717		9.6180
2001		9.0270		9.8850		8.9386		9.1560
2002		9.0000		10.4250		9.6630		10.4250

2002:
January		9.0950		9.2500
February		9.0480		9.1700
March		9.0010		9.1140
April		9.0020		9.3750
May		9.4080		9.7130
June		9.6050		9.9800
July		9.6100		9.9700
August		9.7380		9.9620
September		9.9550		10.3500
October		9.9470		10.2220
November		10.0920		10.3420
December		10.1030		10.4250

2003:
January		10.3210		10.9780
February		10.7740		11.0640
March		10.6610		11.2350
April		10.3080		10.7700
May		10.1130		10.4240

(1)	Average of month-end rates.

On June 10, 2003, the noon buying rate was Ps.10.7350 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

RISK FACTORS

Risks Relating to Our Business

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

We face substantial competition in the Mexican wireless industry, and we expect competition to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services and the auction of additional spectrum. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trade name “Telcel,” holds concessions in all nine regions in Mexico to operate both a cellular network using the 800 megahertz (Band B) radio spectrum and a personal communications services (PCS) network using the 1900 megahertz (Band D) radio spectrum. We face competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Our competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon Wireless and Vodafone, Movistar (a brand used by a group of companies controlled by Telefónica Móviles S.A. de C.V., an affiliate of the Telefónica Group of Spain) and Operadora Unefon, S.A. de C.V. According to the Federal Telecommunications Commission (which is known as Cofetel), an independent agency within the Mexican Communications Ministry, Telcel’s share of the Mexican cellular market was approximately 77.4% at December 31, 2002. Our international wireless businesses also face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers.

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

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

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

Our international wireless businesses need to complete the build-out of their wireless networks and to implement upgrades to their networks to access the next generation of digital technology. In addition, our subsidiary in Guatemala, Telecomunicaciones de Guatemala, S.A. (Telgua), plans to make substantial capital expenditures on its fixed-line network.

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

Our businesses require substantial capital to build out their networks and for other purposes, and they may not be able to raise sufficient capital on a timely basis or at all

We require substantial capital to operate and build out our wireless networks. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new wireless technologies and potentially to acquire and invest in other communications companies. To meet these requirements, we have relied, and expect to continue to rely, on borrowings and cash flow from operations, but we also expect to use a substantial portion of our available funds to finance new international investments.

Increased indebtedness may have a number of negative effects on the operations of our businesses, including increased difficulty in obtaining future financing, allocation of increasing amounts of income to debt repayments and restrictions imposed by lenders on these businesses’ capital resources or operations. If available funds are insufficient to meet our budgeted capital requirements, we may not be able to raise capital to finance any shortfall on a timely basis, or at all.

Government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect us. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel’s business is subject to extensive government regulation, principally by Cofetel, and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

Many Latin American countries are executing programs to deregulate and privatize the provision of communications services, including wireless services, and many of the laws, regulations and instruments that regulate our businesses, including in Brazil, Argentina, Colombia, Guatemala and Ecuador, were only recently adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. These programs and laws are still developing, and we cannot guarantee that changes in political administrations will not lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our Latin American operations. Such restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could cause losses of revenues and capital investments. Some restrictions currently exist, generally in the form of percentage limits on our equity ownership in joint ventures in foreign markets.

Our businesses have concessions that are subject to termination

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

In Mexico, Mexican Telecommunications Law and Telcel’s concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. The loss of any one concession could have a material adverse impact on our business and results of operations.

In addition, the Communications Ministry is authorized to impose specific rate and other requirements on any wireless operator that is determined by the Federal Competition Commission to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulation on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material impact on our operations.

Telecom Americas does not own the majority of the voting stock of four of its operating companies

Due to governmental regulations in Brazil and other restrictions, Telecom Americas does not own the majority of the voting stock of any of ATL-Algar Telecom Leste S.A., Tess S.A., Americel S.A. or Telet S.A. in Brazil. The regulatory considerations that prevented it from doing so no longer apply because these companies have changed the licenses under which they operate, and Telecom Americas has begun seeking approval to acquire the majority of the voting stock of these operating companies. We have contractual arrangements that permit us to acquire the majority of the voting stock of these companies once final regulatory approvals are obtained.

We may not be able to obtain or maintain favorable roaming arrangements

To the extent competitors have, or are perceived to have, better roaming features than our businesses, those businesses may lose customers to their competitors. Our customers can access another provider’s wireless system only if our customers’ handsets are compatible with the other provider’s system and the other provider allows them to roam on its network. We rely on agreements to provide roaming capability to customers in Latin America, the United States and elsewhere in areas that our networks do not serve. Some competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. Also, competitors may be able to obtain roaming rates that are lower than rates obtained by our Latin American companies, giving these competitors a pricing advantage. In addition, the quality of service that another wireless provider delivers during a roaming call may be inferior to the quality of service our companies provide.

Our companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers’ customers roam in the companies’ territories. If these roaming agreements were to terminate, or if the other providers deploy incompatible technologies, revenues would decrease.

We have invested in businesses and countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of businesses outside our core activity of providing wireless telecommunications services in Mexico, and we plan to continue doing so, especially in the rest of Latin America and in businesses related to wireless and broadband telecommunications. These investments involve risks to which we have not previously been exposed and countries in which we have no previous experience. Some of the investments are in countries that, like Guatemala, Ecuador, Brazil, Colombia, Argentina and Nicaragua, may

present different or greater country risk than Mexico. Many of them are start-up or development-stage companies that will require substantial investments. There can be no assurance that these investments will ultimately be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse affect on our results, financial condition and prospects. In Mexico, Telcel is subject to a number of proceedings for alleged monopolistic practices. It is difficult to predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our business. These restrictions, which could be imposed by means of a special regulation, may include significant limitations on our ability to conduct business as currently conducted. Other outstanding litigation includes challenges to the acquisition of our Guatemalan subsidiary, tax and anticompetitive behavior claims in Colombia and disputes regarding the calculation of inflation-related adjustment payments under two of our concessions in Brazil.

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

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in our largest markets. Telcel launched GSM service in October 2002. We plan to launch GSM service in Colombia, Ecuador and Brazil in the second half of 2003. If future wireless technologies that gains widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We may have difficulty collecting amounts due from other communications carriers

In most of the markets in which we operate, including Mexico, the calling party pays for the airtime on a call to a wireless number. If a subscriber of another cellular service provider places a call to one of our Telcel customers in Mexico, Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of Telcel’s concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. In the year ended December 31, 2002, 23% of América Móvil’s operating revenues and 25% of Telcel’s operating revenues were attributable to interconnection charges and roaming charges.

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

We are dependent upon a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected

Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment, for example because it ceased to provide timely or cost-effective equipment or service, the transition to another supplier could entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

Telcel relies primarily on Ericsson for the supply of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

We may incur significant costs from wireless fraud

Our wireless businesses incur costs associated with the unauthorized use of their wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2002, Telcel refunded its customers approximately Ps. 2 million due to wireless fraud. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the customer.

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

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

As of December 31, 2002, 64.7% of the voting shares of América Móvil was directly or indirectly owned by América Telecom, S.A. de C.V., which was established in November 2001 in a spin-off from Carso Global Telecom, S.A. de C.V. América Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

We have significant transactions with affiliates, particularly Telmex, that create potential conflicts of interest

We engage in transactions with Telmex, which is controlled by Carso Global Telecom, as well as with certain other subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which may be viewed as affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and are subject to telecommunications regulations. Transactions with affiliates may create the potential for conflicts of interest.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of the Board of Directors.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Economic and political developments may adversely affect our business

Our business may be significantly affected by the general condition of the economy in the countries where we operate and especially in Mexico, by devaluation of the local currency in those countries, by inflation and high interest rates in those countries, or by political developments or changes in law in those countries. Exchange rate variations between the currencies in which our subsidiaries operate and the currencies in which their debt is denominated, especially the U.S. dollar, result in exchange gain or loss. Exchange rate variations between the Mexican peso and the currencies of our non-Mexican subsidiaries also affect our results as reported in Mexican pesos.

Mexico has experienced adverse economic conditions

Mexico has experienced a prolonged period of slow growth since 2001 primarily as a result of the downturn in the U.S. economy. In recent years, economic crises in Asia, Russia, Brazil and Argentina and other emerging markets have also adversely affected the Mexican economy and could do so again. In 2002, Mexico’s gross domestic product, or GDP, grew by 0.9% and inflation rose to 5.7%. In 2001, GDP declined by 0.3% while inflation decreased to 4.4%. For 2003, the Mexican government has estimated that GDP growth will be 3.0% and inflation is expected to be 3.0%, though these estimates may not prove to be accurate.

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

Political events in Mexico could affect Mexican economic policy and our operations

The Mexican national elections held in July 2000 ended 71 years of rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party or PRI) with the election of president Vicente Fox, a member of the Partido Acción Nacional (National Action Party or PAN). The elections resulted in increased representation by opposition parties in mayoral, gubernatorial, and legislative positions throughout Mexico. Neither the PRI nor the PAN currently has a majority in the Congress or Senate.

Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could have a material adverse effect on our operations. In addition, the lack of a majority party in the legislature and the lack of political alignment between the legislature and the presidency has resulted in deadlock that could prevent the timely implementation of economic policy, which in turn could have a material adverse effect on the Mexican economy and on our business. New legislative elections will be held in July 2003, and the effects on the political situation in Mexico are uncertain.

Additional Mexican taxes on services we offer could affect our results of operations

Taxes applicable to certain telecommunications services have been imposed in the recent past in Mexico. Additional taxes of this nature could adversely affect our business and our results of operations.

Developments in other emerging market countries may adversely affect our business or the market price of our securities

Many of our investments and joint ventures and a substantial portion of our total assets are located in other emerging market countries, including Guatemala, Ecuador, Brazil, Colombia, Nicaragua and Argentina. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. More recently, prices of Mexican securities have been adversely affected by the economic crisis in Argentina. If the current economic situation in Argentina deteriorates further, or if adverse economic or political events occur in other emerging market countries, there can be no assurance that the market value of our securities would not be adversely affected.

Item 4.    Information on the Company

GENERAL

With over 31 million wireless subscribers in seven countries at year-end 2002, we are the largest provider of wireless communications services in Latin America and one of the ten largest in the world. Through our Mexican subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 34% of the geographical area of Mexico, including all major cities, and approximately 90% of Mexico’s population. As of December 31, 2002, Telcel had 20.1 million subscribers.

In addition, we have operations in the telecommunications sector in the following countries:

•	Brazil. In 2002, we acquired Telecom Americas, a company formed as a joint venture in November 2000 between us, Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI). Through Telecom Americas, we have interests in five wireless operators in Brazil, and we are the second largest wireless operator in the country measured by the number of subscribers.

•	Guatemala. Through our Guatemalan subsidiary, Telgua, and its affiliate, Sercom, we provide fixed-line, wireless, Internet, cable television, paging, data transmission and other services in Guatemala. Our Guatemalan telecommunications operations are the largest in the country measured by the number of fixed-line and wireless subscribers.

•	Colombia. We acquired Comcel and Occel, Colombian wireless operators, from Telecom Americas in February 2002. With Comcel’s recent acquisition of Celcaribe S.A. (Celcaribe), we are the largest wireless operator in the country.

•	Ecuador. Conecel, our subsidiary in Ecuador, provides wireless, national and international long distance, Internet, public telephony, paging and data transmission services and is the largest wireless operator in the country measured by the number of subscribers.

•	United States. Our U.S. subsidiary, Tracfone, is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico, and the U.S. Virgin Islands.

•	Argentina. Techtel, our subsidiary in Argentina, operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina and provides local and long-distance fixed-line voice services.

•	Nicaragua. Our Nicaraguan subsidiary, Sercom Nicaragua, launched wireless services in December 2002.

América Móvil, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. The telephone number of América Móvil at this location is (5255) 2581-4411.

We make our annual reports on Form 20-F and our quarterly earnings releases available through our website at http://www.americamovil.com, as soon as reasonably practicable after we electronically file the annual reports with the SEC or distribute the releases to the press.

History

América Móvil was established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V. (Telmex), the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called escisión or “split-up.” The shares of América Móvil were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In

1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark “Telcel.”

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the cities of Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey and the Mexico City metropolitan area, and in 1990 Telcel began offering cellular services in all nine regions in Mexico. In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico. Telcel launched PCS service in Mexico City in 1999 and currently offers the service in all nine regions. In October 2002, Telcel launched its GSM network, which covered 70 cities as of December 31, 2002.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. See “Mexican Operations,” “Non-Mexican Operations” and “Other Investments.”

Major Subsidiaries and Affiliates

The tables below and the diagram that follows set forth our major subsidiaries and affiliates as of the date of this annual report.

Name of Company	Jurisdiction of Establishment	Ownership Interest(1)
Sercotel, S.A. de C.V.	Mexico	100.0%
AM Treasury, LLC	Delaware	100.0
Telcel (Radiomóvil Dipsa, S.A. de C.V.)	Mexico	100.0
SubDipsa Treasury LLC	Delaware	100.0
TracFone Wireless, Inc.	Florida	97.8
Telecom Americas Ltd.(2)	Bermuda	97.4
ATL—Algar Telecom Leste S.A.(3)	Brazil	97.4
Tess S.A.(3)	Brazil	97.4
Americel S.A.(3)	Brazil	79.5
Telet S.A.(3)	Brazil	79.4
BSE S.A.	Brazil	82.0
Albra Telecomunicaçoes Ltda.	Brazil	97.4
Alecan Telecomunicaçoes Ltda.	Brazil	97.4
Stemar Telecomunicaçoes Ltda.	Brazil	97.4
Comunicación Celular S.A. (Comcel)	Colombia	95.7
Occidente y Caribe Celular S.A. (Occel) (4)	Colombia	95.8
Celcaribe S.A.(5)	Colombia	94.0
Telecomunicaciones de Guatemala, S.A.	Guatemala	97.3
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	97.3
Servicios de Comunicaciones de Nicaragua, S.A..	Nicaragua	97.3
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL	Ecuador	80.6
Techtel—LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0
Telstar, S.A.	Uruguay	60.0
Speedy Móvil, S.A. de C.V.	Mexico	85.0
CompUSA, Inc.	Delaware	49.0

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	For interests held through Telecom Americas, Ownership Interest includes shares owned directly or indirectly and shares subject to options or other contractual rights (which may be subject to regulatory or other conditions) in favor of Telecom Americas.
(3)	Telecom Americas directly or indirectly holds a 19.9% voting interest in ATL, Tess, Americel and Telet. Although we do not own a majority of the voting stock of these entities, we consolidate them because we own substantially all of their economic interests and effectively control them. Accordingly, we believe consolidation is necessary to present fairly our financial position and results of operations.
(4)	Comcel holds directly 36.6% of Occel and América Móvil holds indirectly 60.8% of Occel.
(5)	Comcel holds directly 93.3% of Celcaribe and América Móvil holds indirectly 4.7% of Celcaribe.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2002, Telcel’s cellular network covered 34% of the geographical area of Mexico, including all major cities, and 90% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band D) radio spectrums. As of December 31, 2002, Telcel had 20.1 million cellular subscribers and, according to Cofetel, an approximately 77.4% share of the Mexican wireless market. Approximately 21% of Telcel’s cellular subscribers are located in the Mexico City area.

In 2002, Telcel had revenues of Ps.40.8 billion, representing 71% of the consolidated revenues of América Móvil for such period, and net income of Ps.4,488 million. At December 31, 2002, Telcel had total assets of Ps.77,014 million, representing 47.24% of the total assets of América Móvil as of such date.

The following table sets forth information on Telcel’s subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	1998		1999		2000		2001		2002
Revenues(1)	Ps.	10,615	Ps.	15,601	Ps.	24,872	Ps.	34,107	Ps.	40,789
Average monthly revenues per subscriber during preceding 12 months(2)		502		312		235		193		159
Total assets(1)		11,199		19,077		66,894		72,267		77,014
Cellular lines in service (thousands):
Prepaid subscribers		1,465		4,450		9,488		15,806		18,725
Postpaid subscribers		648		822		974		1,160		1,342
Total		2,113		5,272		10,462		16,965		20,067
Subscriber growth during preceding 12 months		89.8%		149.4%		98.4%		62.2%		18.3%
Cellular penetration(3)		2.2%		5.4%		10.7%		16.9%		19.7%
Percentage of population covered(4)		80.6%		82.3%		86.3%		89.9%		89.9%
Average monthly minutes of use per subscriber during preceding 12 months		96		90		86		73		67
Cellular call minutes for the preceding 12 months (millions).		1,784		3,513		7,891		11,677		15,062
Employees		2,532		4,510		6,452		7,644		7,943

(1)	In millions of constant pesos as of December 31, 2002.
(2)	In constant pesos as of December 31, 2002. Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.
(3)	Number of Telcel cellular lines in service divided by the population of Mexico.
(4)	Percentage of population that can access Telcel’s cellular telephone signal.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones or Cofetel) and the Federal Competition Commission (Comisión Federal de Competencia or COFECO). The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. COFECO is an independent agency of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Telecommunications Regulations adopted under such law, the Federal Law of Telecommunications, the Federal Economic Competition Law and the concessions and license agreements granted by the Communications Ministry. See “—Regulation.”

Services and Products

Voice Services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid”—where the customer is billed monthly for the previous month—or “prepaid”  —where the customer pays in advance for a specified volume of use over a specified period.

Telcel’s postpaid plans include the following charges:

•	monthly charges, which usually include a number of free minutes of use,

•	usage charges, for usage in excess of the specified number of minutes included in the monthly charge, and

•	additional charges, including charges for voicemail, caller ID, call waiting, call blocking and general information.

Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In 2002, approximately 39.6% of Telcel’s operating revenues were derived from postpaid customers of Telcel.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10 p.m. to 7 a.m. during the week or anytime on weekends) are less expensive than calls made during the remaining, or peak, hours.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001 and short message services (SMS) in January 2002. Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children. In 2002, approximately 60.4% of Telcel’s operating revenues were generated by prepaid customers of Telcel.

The number of Telcel’s prepaid customers grew by 18.5% in the 12-month period ended December 31, 2002, compared with a growth rate of 15.7% in postpaid subscribers. Telcel believes the prepaid market represents a large and growing under-penetrated market and an opportunity to improve margins because compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower cost to acquire subscribers and no billing costs, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the “calling party pays” system for cellular service, under which subscribers only pay for outgoing calls. This replaced “mobile party pays,” under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their cellular telephone number to do so.

Data Services

Message services

Telcel began to offer data services in the form of one-way short message services (1W-SMS) to its postpaid customers in April 1998. 1W-SMS offers a one-way paging service as well as a variety of information services pre-selected by customers, including weather reports, financial quotes and entertainment news. In 2002, Telcel began to offer two-way paging services (SMS), allowing its prepaid and postpaid customers to send and receive short text messages using TDMA and GSM technology.

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, services available through WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network enabling users to scroll through different pages of information on the Internet.

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

Data transmission

In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions. As of November 2001, these services were available to Telcel’s prepaid customers. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

Telcel’s CDPD services are able to accommodate such industry-specific applications as:

•	Telemetry—Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control. Telemetry can also be applied in medicine to monitor patients within and away from the hospital.

•

Wireless credit card validation—Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.

•	Dispatch applications—Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.

•	Public safety applications—States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.

•	Automated vehicle location—Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

Telcel began to offer circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its new GSM network. Telcel extended its GPRS services to prepaid users in October 2002. See “—Wireless Network.”

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

Interconnection

Telcel earns interconnection revenues from any call to one of its subscribers, or to a roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is used in connection with the call. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See “—Regulation—Interconnection.”

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into 160 such agreements covering TDMA and GSM networks around the world. Roaming payments are channeled through Telecommunication Services International for TDMA and Electronic Data Systems Corporation for GSM, which function as central international clearing houses that collect and redistribute roaming fees from and to the participating providers.

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

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2002, approximately 80% of Telcel’s sales of handsets were generated by the cellular distributors, with approximately 17% from sales in company-owned stores, and approximately 3% from direct sales to corporate accounts. Telcel also sells and distributes its products and services over the Internet.

Telcel has relationships with a broad network of approximately 893 exclusive distributors, who sell Telcel’s services and products and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 124 customer sales and service centers throughout the nine regions and will continue to open new service centers in order to offer its products directly to subscribers in more effective ways.

In addition, Telcel distributes prepaid cards and handsets, the latter as part of “Amigo kits” consisting of handsets and free airtime ranging from 20 to 200 minutes, through distributors that include Telmex and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the commercial terms given to other cellular distributors.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel’s Internet website.

If a postpaid customer’s payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases a prepaid card has 60 days from the date of activation of the card to use the airtime. After 60 days, the customer can no longer use that airtime for outgoing calls unless he activates a new card. After 180 days, unless the customer activates a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 44.5% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services.

Wireless Network

Telcel’s wireless networks use principally digital technologies. As a proportion of total traffic, digital traffic measured 68.6% in December 2002. Over the last seven years, Telcel has converted its network from analog to digital and most of its customers have migrated to digital service. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002 Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz (Band B) frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than does TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies.

An alternative digital technology, CDMA, divides radio spectrum using codes rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum but is less mature and less well supported by suppliers. Because of GSM’s advantages over both TDMA and CDMA technologies, Telcel considers developing a GSM network to be the logical step to maintaining its leadership in the wireless market.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. The new GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

In its first stage, Telcel’s GSM network offers service in all nine regions, but does not provide coverage in all cities in those regions. As of December 31, 2002, Telcel covered 70 cities with the GSM network, and

Telcel’s GSM subscriber base amounted to approximately 500,000. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

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

GPRS technology

General packet radio services (GPRS) is a system for the transmission of data in packets using the GSM platform. It allows for the high-speed transmission of information and accommodates a variety of handsets, offering some third generation services but using different bands, hardware and software. GPRS allows GSM operators to offer new Internet protocol services and provide more attractive Wireless Internet Applications to a wide group of users. It offers customers efficient access to the Internet, allowing several users to share the same air-interface resources. Operators using GPRS are able to charge their customers based on the amount of transferred data rather than airtime, making GPRS a more attractive option for short transmissions of data. GPRS is similar to the CDPD technology offered through Telcel’s TDMA network, but it allows greater capacity than CDPD. Together with CSD and HSCSD services, GPRS services allow Telcel’s GSM subscribers to select data services suited to their specific needs.

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

Telcel provides fixed wireless voice services to, among others, Telmex’s Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected to Telcel’s cellular network. Telcel also provides fixed wireless service to Telmex’s Ladatel public telephone network.

Property

Telcel’s wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or “cells”), microcells (small cells covered by low-power base stations) and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network equipment. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment and 124 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See “Related Party Transactions” under Item 7.

Telcel currently relies on Ericsson for the supply of more than 60% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel’s competitors in Mexico include Grupo Iusacell, S.A. de C.V. (which is controlled by Verizon Wireless and Vodafone), Movistar (a brand used by a group of companies controlled by Telefónica Móviles S.A. de C.V., an affiliate of the Telefónica Group of Spain) and Operadora Unefon, S.A. de C.V. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 77.4% at December 31, 2002.

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

Regulatory Oversight

The Communications Ministry is the government agency principally responsible for regulating telecommunications services. The Ministry’s approval is required for any change in Telcel’s bylaws. It also has broad powers to monitor Telcel’s compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program, and Telcel must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

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

The Telecommunications Law gives certain rights to the Government in its relations with concessionaires, including the right to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The General Communications Law also provides that Telcel may not sell or transfer any of its assets unless it gives the Government a right of first refusal. If the Government declines to exercise its right, Telcel’s unions also have a right of first refusal.

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

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and between 5% and 10% elsewhere. The 1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees.

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

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limits Telcel to provide the services to its wireless subscribers for the first two years, which term can be extended by COFETEL.

Expansion and Modernization Requirements

Telcel’s concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. We are in compliance with these requirements.

Service Quality Requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel’s service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems, as a result of which Cofetel adopted a resolution giving cellular users certain bonus time during April and May of 2000. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel.

Competition

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, the Communications Ministry may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our cellular line is Ps.1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Termination of the Concessions

The General Communications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the General Communications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

•	failure to expand telephone services at the rate specified in the concession;

•	interruption of all or a material part of the services provided by Telcel;

•	transfer or assignment without Ministry approval of the concession or any asset used to provide service;

•	violation of the prohibition against ownership of shares of Telcel by foreign states;

•	any material modification of the nature of Telcel’s services without prior Ministry approval; and

•	breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the concessions;

•	material failure to meet any of the service expansion requirements under the concessions;

•	material failure to meet any of the requirements under the concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel’s network; or

•	bankruptcy of Telcel.

The General Communications Law provides that in the event of early termination of one of Telcel’s cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel’s PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is doubt as to whether the provisions of the concessions and the Telecommunications Regulations regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

Speedy Móvil

Speedy Móvil, S.A. de C.V. is a Mexican company that develops mobile data solutions for SMS, wireless internet (WAP) and voice-activated data applications for Telcel and our other subsidiaries and investments. We own an 85% interest in Speedy Móvil and Ericsson owns the remaining 15% interest. Under the terms of a joint venture agreement with Ericsson, we are committed to provide U.S.$8.5 million in capital contributions to the company as its needs arise, of which we have contributed nearly U.S.$3.5 million.

In addition to developing mobile data applications, Speedy Móvil evaluates content and application providers and enters into contracts with them in order to provide our wireless providers with content and applications. No concessions or licenses are necessary for Speedy Móvil’s operations.

NON-MEXICAN OPERATIONS

We have subsidiaries in the telecommunications sector in Brazil, Guatemala, Colombia, Ecuador, Argentina, the United States, Uruguay and Nicaragua. Our principal subsidiaries are described below. The revenues of our subsidiaries other than Telcel represented 29% of our consolidated revenues for 2002.

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

The following table sets forth financial and operating information for our non-Mexican operations for the periods indicated. For some countries, as specified in the notes to the table, we have included data for periods prior to dates on which we acquired these operations. We provide this information to show the trends in these businesses, but it is not reflected in our financial statements, which consolidate each operation from the date on which we acquired it.

	December 31,
	2000		2001		2002
	(constant pesos as of December 31, 2002, except lines in service and employees)
Telecom Americas(1) (Brazil)
Consolidated operating revenues from continuing operations (millions)			Ps.	7,470	Ps.	7,060
Average monthly revenues per subscriber during preceding 12 months(2)			Ps.	143	Ps.	118
Operating loss (millions)			Ps.	(4,928)	Ps.	(108)
Total assets (millions)			Ps.	29,386	Ps.	40,260
Cellular lines in service (thousands):
Prepaid				3,647		4,392
Postpaid				686		800
Employees				3,733		3,679

Telgua(3) (Guatemala)
Combined operating revenues (millions)	Ps.	3,810	Ps.	4,238	Ps.	4,444
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	232	Ps.	159	Ps.	161
Operating income (millions)	Ps.	302	Ps.	1,292	Ps.	1,202
Total assets (millions)	Ps.	9,088	Ps.	11,238	Ps.	11,326
Lines in service (thousands):
Fixed		647		715		804
Cellular		261		420		628
Prepaid		179		371		567
Postpaid		82		49		61
Employees
Fixed		3,209		2,844		2,604
Cellular		325		361		412

Comcel (Colombia)(4)
Combined operating revenues (millions)	Ps.	2,005	Ps.	2,849	Ps.	3,595
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	209	Ps.	145	Ps.	137

	December 31,
	2000		2001		2002
	(constant pesos as of December 31, 2002, except lines in service and employees)
Operating income (loss) (millions)	Ps.	64	Ps.	(341)	Ps.	244
Total assets (millions)	Ps.	10,051	Ps.	9,984	Ps.	9,019
Cellular lines in service (thousands):
Prepaid		740		1,451		1,926
Postpaid		290		433		896
Employees		1,342		1,207		1,223

Conecel (Ecuador)(5)
Operating revenues (millions)	Ps.	469	Ps.	683	Ps.	1,277
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	153	Ps.	134	Ps.	122
Operating income (loss) (millions)	Ps.	(356)	Ps.	(8)	Ps.	164
Total assets (millions)	Ps.	1,794	Ps.	1,933	Ps.	2,254
Cellular lines in service (thousands):
Prepaid		207		418		846
Postpaid		48		66		77
Employees		885		878		903

Techtel (Argentina)
Operating revenues (millions)	Ps.	29	Ps.	242	Ps.	162
Operating loss (millions)	Ps.	(77)	Ps.	(294)	Ps.	(101)
Total assets (millions)	Ps.	1,179	Ps.	1,267	Ps.	779
Employees		249		342		323

TracFone (United States)
Operating revenues (millions)	Ps.	1,991	Ps.	4,208	Ps.	4,258
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	318	Ps.	201	Ps.	161
Operating loss (millions)	Ps.	(1,780)	Ps.	(1,366)	Ps.	(262)
Total assets (millions)	Ps.	2,082	Ps.	1,436	Ps.	1,246
Cellular lines in service (thousands):
Prepaid		1,136		1,913		1,968
Employees		1,128		646		466

(1)	No information is provided for 2000 since Telecom Americas was formed in November 2000 and information would not be comparable. Financial information is presented as if the acquisition of Tess had occurred on January 1, 2001, and all assets transferred by Telecom Americas pursuant to the 2002 restructuring are treated as discontinued operations. Accordingly, continuing operations consist of Tess, ATL, Telet and Americel. We began consolidating Telecom Americas in July 2002. Excludes BSE, which was acquired in May 2003.
(2)	Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.
(3)	We began consolidating Telgua in April 2000.
(4)	Includes Comcel and Occel but excludes Celcaribe, which was acquired in February 2003. We began consolidating Comcel and Occel in February 2002.
(5)	We began consolidating Conecel in April 2000.

Telecom Americas (Brazil)

Telecom Americas Ltd. owns investments in five operating companies in the wireless telecommunications sector in Brazil and has recently acquired three licenses to operate in other regions in Brazil. We currently own approximately 97% of Telecom Americas and a financial investor owns the balance. Telecom Americas was organized in November 2000 as a joint venture among Bell Canada International Inc. (BCI), SBC International, Inc. (SBCI) and us. In 2002, we acquired control of Telecom Americas pursuant to the transactions described below.

History

Telecom Americas was established as a joint venture in November 2000. Under the joint venture agreement:

•	América Móvil contributed to Telecom Americas its 25% interest in ATL-Algar Telecom Leste S.A., a Brazilian Band B wireless operator, and approximately U.S.$1.17 billion in promissory notes and cash. In addition, we agreed to contribute our interests in Techtel-LMDS Comunicaciones Interactivas S.A. and Telstar S.A., broadband wireless operators in Argentina. These interests were contributed in August 2001.

•	BCI contributed to Telecom Americas its economic interests in Comcel and Occel; Americel S.A. and Telet S.A., Brazilian Band B wireless operators; Canbrás Communications Corp., a Brazilian cable television and Internet access service provider; and Genesis Telecom, C.A., a Venezuelan broadband wireless operator. In addition, BCI contributed approximately U.S.$964 million in promissory notes.

•	SBCI contributed to Telecom Americas a portion of its interest in ATL and agreed to contribute the remaining portion upon the expiration or removal of restrictions in Brazil.

In a series of transactions in 2001:

•	Telecom Americas increased its economic ownership interests in each of Americel and Telet to 77.4% and 77.5%, respectively.

•	Telecom Americas acquired 19.9% of the voting shares and 100% of the non-voting preferred shares of Tess S.A., a Brazilian Band B wireless operator in the state of São Paulo.

Telecom Americas was reorganized in February 2002. In concurrent transactions in February 2002:

•	We acquired Telecom Americas’ 77.1% interest in Comcel and Occel.

•	We paid U.S.$80 million in cash.

•	We sold our 50% interest in ATL to Telecom Americas.

•	BCI acquired Telecom Americas’ 75.6% interest in Canbrás.

•	We acquired Telecom Americas’ interest in Techtel and Telstar.

•	Telecom Americas transferred its 59% interest in Genesis equally to BCI and América Móvil.

In July 2002, we acquired all of BCI’s shares of Telecom Americas. We paid $364 million for the shares, of which $194 million was paid in 2002 and the remainder was paid in March 2003. Also in July 2002, we acquired SBCI’s interest in Telecom Americas pursuant to a transaction in which we also sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI.

In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing 6.9% of the capital stock of Telecom Americas at the time of issuance. The preferred shares may be converted to common shares at the holder’s option at any time. The preferred shares are entitled to dividends per share equal to 1.5 times the amount of any dividends per share declared on the common shares, and to preference over the common shares in the return of capital upon liquidation up to an aggregate amount of U.S.$300 million. The preferred shares have no voting rights and no right to representation on the board of directors. A holder has the right to require that its shares be included for sale in a registered offering by Telecom Americas, including demand registration rights exercisable beginning in 2006, and in some circumstances to require that its shares be included if we sell more than 20% of the shares of Telecom Americas. Holders have the right to sell half of the shares to us beginning in 2006 at a price based on the amount of the liquidation preference for such shares plus interest at a nominal interest rate, and we have the right to acquire half of the shares at the same price beginning in 2006 and until July 31, 2007.

Business Overview

Telecom Americas’ wireless properties in Brazil include ATL, Tess, Telet and Americel, and since May 2003, BSE. All of these companies are licensed to operate under the PCS (Serviço Móvel Pessoal) regime, having changed in 2003 from the Band B regime under which they previously were licensed. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the state of Rio Grande do Sul; and Americel operates in seven states in the central-west and northern regions of Brazil. As of December 31, 2002, these companies together served approximately 5.2 million subscribers and covered approximately 60 million licensed points of presence (POPs).

In November 2002, Telecom Americas, through its recently incorporated wholly owned subsidiaries, Alecan Telecomunicações Ltda., Stemar Telecomunicações Ltda. and Albra Telecomunicações Ltda., was awarded three PCS licenses on the 1800 megahertz radio spectrum (Bands D and E). With these licenses, we are authorized to provide wireless services in certain municipalities located in the state of São Paulo (including metropolitan São Paulo) and the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe, increasing our coverage in Brazil to 110 million POPs. These licenses do not have fixed termination dates and are regulated under the PCS regime. The cost of these licenses was Reais 429 million (approximately Ps.1.2 billion), of which Reais 150.5 million has been paid and the remainder is payable in six equal annual installments starting November 2005. These payments bear interest at a rate of 12% per annum and are subject to adjustment based on the Brazilian general price index. Telecom Americas plans to begin operations under these new licenses during 2003, offering services in all regions covered by the licenses and operating under a unified brand name.

In May 2003, we acquired 95% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. BSE provides mobile telecommunications services in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas and has approximately one million subscribers. With the acquisition of BSE, our coverage increased to 135 million POPs. The net enterprise value of BSE used for the acquisition was U.S.$180 million.

The following table summarizes Telecom Americas’ principal operating companies and certain related operating data as of December 31, 2002 and for the year ended December 31, 2002.

Company	Estimated Licensed POPs	Total Subscribers	Average Minutes of Use per Month	Average Monthly Revenues per User(1)	Monthly Churn(2)
	(millions)	(thousands)
Telecom Americas
ATL	17.5	2,106	98	Ps.104	1.6%
Tess	17.8	1,175	88	123	1.6%
Americel	14.7	868	110	131	2.3%
Telet	10.2	1,043	88	103	2.0%

(1)	Constant pesos as of December 31, 2002. Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.
(2)	Churn rates represent the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when customers fail to pay their bills), divided by the average number of customers during the period.

Telecom Americas’ principal operating companies are described below. Financial information provided for these operating companies has been prepared in accordance with U.S. GAAP and restated in constant pesos as of December 31, 2002.

ATL

ATL-Algar Telecom Leste S.A. is a PCS-authorized company operating in the states of Rio de Janeiro and Espírito Santo in Brazil. América Móvil directly and through Telecom Americas indirectly holds a 97.4% economic interest in ATL. Telecom Americas’ interest in ATL was acquired by Telmex and SBCI in January 2000. In August 2001, América Móvil acquired the remaining economic interest in ATL from Williams Communications Group, Inc. for U.S.$398.4 million, paid in part in 2001 and in part in 2002. In the reorganization of Telecom Americas that closed on February 8, 2002, we transferred our interest in ATL to Telecom Americas. Árvore Telecom Participações, S.A., through its controlled company Algar Telecom Participações S.A., holds a controlling voting interest in ATL, which Telecom Americas has the right to acquire upon regulatory approval by the Agência Nacional de Telecomunicações—ANATEL (Anatel).

ATL began operations in January 1999. ATL’s cellular network uses TDMA digital technology and covers approximately 70% of the geographical area of Rio de Janeiro and 30% of the geographical area of Espírito Santo. ATL’s network covers approximately 93% of the combined population of these states. At December 31, 2002, ATL had approximately 2.1 million subscribers and a 35.4% share of the wireless market in the states in which it operates. At December 31, 2002, ATL had 1,610 employees.

ATL’s principal competitor is Telefônica do Brasil, a PCS-authorized company that operates in several regions in Brazil, including Rio de Janeiro and Espírito Santo, and that is owned by Telefónica of Spain. In early 2002, two holders of licenses under the PCS regime, Telecom Italia Mobile (TIM) and TNL PCS S.A. (Oi), which is controlled by Telemar, began providing services in ATL’s geographic area. Nextel, a joint venture between Motorola and Nextel Communications, Inc., competes with ATL for private line service to the corporate segment in the Rio de Janeiro metropolitan area.

On February 3, 2003, ATL switched its original Band B cellular concession, which was granted by Anatel in April 1998, for a 15-year PCS authorization covering the states of Rio de Janeiro (91 cities) and Espírito Santo (77 cities). This change will allow ATL to exercise an option to extend the life of the license for an additional 15 years, upon payment of a certain fee.

Tess

In April 2001, Telecom Americas, through its wholly owned subsidiary Telecom Americas Investments Ltd. (TAIL), acquired 19.9% of the voting shares and 97.4% of the non-voting preferred shares of Tess S.A., a PCS-authorized company operating in the state of São Paulo (other than the city and metropolitan region of São Paulo and certain other municipalities that Telecom Americas is authorized to cover through one of the recently acquired PCS licenses). On February 3, 2003, Tess switched its original Band B cellular concession granted by Anatel in March 1998 for a 15-year PCS authorization. This change will allow Tess to exercise an option to extend the life of the license for an additional 15 years, upon payment of a certain fee. The majority of the voting shares of Tess is controlled by the Swedish telecommunications company Telia.

The purchase price for the Tess acquisition comprised U.S.$318.7 million in cash and U.S.$631.3 million in three-year promissory notes issued by TAIL bearing interest at LIBOR. The remaining principal amount of the TAIL notes is U.S.$105 million after the 2002 and 2003 payments, and they are owned by certain affiliates of América Móvil.

In connection with the acquisition, Telecom Americas also acquired an option to acquire control of the remaining voting interests in Tess. The option is subject to approval by the Brazilian regulatory agency Anatel for the transfer of control of Tess to Telecom Americas.

Tess began operations in January 1999. Tess’ cellular network uses TDMA technology and covers approximately 13% of the geographical area for which it holds a concession in the state of São Paulo. Tess’ network covers approximately 74% of the population of this area. At December 31, 2002, Tess had approximately 1.2 million subscribers and a 34.5% share of the wireless market in the state in which it operates. At December 31, 2002, Tess had 856 employees and prepaid subscribers accounted for approximately 86% of Tess’ subscribers.

Tess’ principal competitor is Telesp Celular, which is controlled by Portugal Telecom. In early 2002, TIM, which also holds a license under the PCS regime, began to provide service in Tess’ geographic area. Nextel also competes with Tess for private line service to the corporate segment in several regions of the state of São Paulo.

Americel

Americel S.A. is a PCS-authorized company operating in seven states in central-western Brazil, including the city of Brasília, the capital of Brazil. On February 3, 2003, Americel switched its original Band B cellular concession, granted by Anatel in July 1997 for a 15-year PCS authorization. This change will allow Americel to exercise an option to extend the life of the license for an additional 15 years, upon payment of a certain fee. Telecom Americas holds an indirect 79.5% economic interest in Americel. Telecom Americas’ initial interest in Americel was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds.

Americel’s cellular network uses TDMA digital technology and covers approximately 67% of the population of the states in which it operates. At December 31, 2002, Americel had approximately 868,000 subscribers and a 26% share of the wireless market in the states in which it operates. At December 31, 2002, Americel had 563 employees.

Americel offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. Americel’s prepaid card, marketed under the brand name “Legal,” is used by more than 65% of its prepaid customer base. Americel offers bundled prepaid products, which include handsets as well as airtime, and, for customers who already have their own handsets, prepaid airtime marketed under the brand name “Virou Legal.” At December 31, 2002, prepaid subscribers accounted for approximately 87% of Americel’s subscribers.

Americel competes with Tele Centro Oeste, which provides wireless service in certain of the states in central-western Brazil, and Companhia de Telecomunicações do Brasil Central—CTBC Telecom, which offers wireless service in some cities located in the states of Goiás and Mato Grosso do Sul. Tele Centro Oeste was formed in the 1998 reorganization of subsidiaries of Telebrás, the formerly state-owned wireless and fixed-line telecommunications operator. In the first quarter of 2003, Tele Centro Oeste was acquired by a joint venture between Portugal Telecom and Telefónica of Spain. Recently, TIM, which holds a license under the PCS regime, has also entered the market.

Telet

Telet S.A. is a PCS-authorized company operating in the state of Rio Grande do Sul in Brazil. On February 3, 2003, Telet switched its original Band B cellular concession, granted by Anatel in April 1998, for a 15-year

PCS authorization. This change will allow Telet to exercise an option to extend the life of the license for an additional 15 years, upon payment of a certain fee. Telecom Americas holds a 79.4% economic interest in Telet. Telecom Americas’ initial interest in Telet was acquired in November 2000 and was increased in 2001 through an acquisition of shares from TeleSystem International Wireless, Inc. and a group of investment and pension funds.

Telet began operations in February 1999. Telet’s cellular network uses TDMA digital technology and covers approximately 17% of the geographical area of Rio Grande do Sul and approximately 86% of its population. At December 31, 2002, Telet had approximately 1.0 million subscribers and a 32.5% share of the wireless market in the state of Rio Grande do Sul. At December 31, 2002, Telet had 650 employees.

Telet offers postpaid wireless services under the “Claro Digital” brand name, prepaid services under the “Claro Expresso” brand name, Internet service under the “Claro Net” brand name and international roaming service under the “Claro Mundi” brand name. At December 31, 2002, prepaid subscribers accounted for approximately 83% of Telet’s subscribers.

Telet’s principal competitor is CRT Celular, which is owned by Telefónica of Spain. Recently, competition has increased as TIM has entered the market. Nextel offers competition for the private line service to the corporate segment in the city of Porto Alegre.

GSM network

Telecom Americas plans to launch commercially a new GSM network during 2003. Initially, coverage will be limited to certain major urban areas. Telecom Americas intends to focus its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. Telecom Americas expects GSM to become its principal wireless technology within the next two to five years.

Regulatory environment

In conjunction with the breakup and privatization of the Telecomunicaçoes Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises, including Telesp Celular S.A., which is now controlled by Brasilcel, a joint venture company owned by Portugal Telecom and Telefônica Móbiles, in São Paulo; Tele Sudeste Celular S.A., which is also controlled by Brasilcel, in Rio de Janeiro and Espírito Santo; and Tele Centro Oeste Celular S.A., which is also controlled by Brasilcel, in Brasília and other central cities. Accordingly, there were two cellular service providers in all markets in Brazil, including the city of São Paulo, one operating in subfrequency Band A and another in subfrequency Band B.

In 1997, Brazil enacted the General Telecommunications Law (Lei Geral de Telecomunicações) to promote competition among service providers and establish an independent regulatory agency, Anatel, to regulate its telecommunications industry. Anatel issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. Anatel has the authority to grant concessions and licenses for public telecommunications services. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In September 2000, Anatel published guidelines for the implementation of PCS (Serviço Móvel Pessoal) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. The guidelines enable communication between mobile stations, as well as from mobile stations to non-mobile stations within the same PCS registration area. In addition, calls originating within a registration area and having a destination point outside that registration area will be treated as switched fixed telephone service for national and international long distance.

Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. In some states, both concessionaires have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band.

The September 2000 guidelines also established rules regarding the selection of up to three wireless providers per region, corresponding to Bands C, D and E, in addition to the original Band A and Band B wireless providers. Any company organized and based in Brazil, even if foreign-owned, may bid for a PCS license. Interested companies may bid for PCS licenses in each of the three regions, and are permitted to acquire PCS licenses for all three regions. However, each provider, whether cellular or PCS, is limited to only one license per service area.

Beginning in February 2001, Anatel initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, Anatel implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 45 megahertz per service provider, through which each of Telecom Americas’ principal operating companies acquired bandwidth.

To further facilitate the migration from cellular to PCS, Anatel issued a regulation in September 2002 which mandates that migrating companies begin observing certain PCS regulations. Among other things, these regulations (i) require that migrating companies adopt PCS service plans and (ii) provide for the establishment of charges for the use of one operator’s network by another. Anatel issued additional PCS-specific regulations regarding service quality in April 2003.

Telgua (Guatemala)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own 97.3% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders. We use the term “Telgua” below to refer to Telgua and the affiliates together.

At December 31, 2002, Telgua had approximately 804,000 fixed-line subscribers, representing approximately 6.7 lines per 100 inhabitants and a market share of approximately 96%.

Telgua’s wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalambricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and covers approximately 68% of its population. At December 31, 2002, Sercom had approximately 628,000 wireless subscribers, representing a market share of approximately 43.3%. To expand its wireless network, Sercom invested approximately U.S.$69.3 million in 2000, approximately U.S.$50.7 million in 2001 and approximately U.S.$15.6 million in 2002.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication and dispatch applications, or “trunking,” and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. Telgua’s marketing strategy emphasizes the quality and reliability of services and products.

Telgua continues to be the principal provider of fixed-line services in Guatemala. Telgua’s principal competitors in the wireless sector are Millicom (Comcel), Telefónica of Spain and BellSouth.

Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones de Guatemala) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See “Legal Proceedings” under Item 8 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

Comcel, Occel and Celcaribe (Colombia)

Comunicación Celular S.A. (Comcel), Occidente y Caribe Celular S.A. (Occel), and Celcaribe S.A. (Celcaribe) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country, Occel in the western region and Celcaribe principally in the Caribbean region. We acquired our interests in Comcel and Occel in 2002 from Telecom Americas and certain other shareholders and increased them to their present levels through a series of capitalized investments in 2002. Comcel acquired its interest in Celcaribe from Millicom International Cellular in February 2003. This acquisition allows us to provide nationwide coverage in Colombia. Currently, we hold a 95.7% interest in Comcel, a 95.8% interest in Occel and a 94% interest in Celcaribe. Occel operates under the “Comcel” brand, and we use the term “Comcel” below to refer to Comcel and Occel together. Celcaribe has begun to operate under the Comcel brand.

Comcel’s network uses analog and TDMA digital technology and covers approximately 68% of Colombia’s population. On December 20, 2002, the Ministry of Communications and Comcel entered into an amendment to the Concession Agreement, allowing Comcel to migrate to GSM technology. In December 2002, we reached an agreement with Nokia to deploy a GSM network in Colombia. At December 31, 2002, Comcel had approximately 2.8 million subscribers and believed it had a 69.2% share of the wireless market in the regions in which it operates.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarket chains such as Éxito and Carrefour for the distribution of all of Comcel’s basic products as well as the provision of technical service and assistance. The Amigo prepaid card is available in various chain stores nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

Celcaribe’s network uses TDMA technology. At December 31, 2002, it had approximately 249 thousand subscribers and had a 47.95% share of the wireless market in the regions in which it operates. Celcaribe offers services such as data transmission, Internet services and short message services, among others.

Comcel is one of only two cellular service providers in each of the eastern and western regions of Colombia. In each region, we compete with BellSouth. Comcel also competes with traditional fixed-line telephone service operators. On January 20, 2003, Colombia Móvil, a consortium of two Colombian private-sector, fixed-line operators, won a license to provide PCS services. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services. Celcaribe is one of only two service providers in the Caribbean region of Colombia and competes with BellSouth.

The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel and Celcaribe are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern and western regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew the Comcel concessions through 2014. Celcaribe holds 20-year concessions, acquired in 1994, to provide cellular services in the Caribbean region of Colombia.

Conecel (Ecuador)

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

Conecel’s cellular network uses TDMA digital technology and covers approximately 78% of the geographical area of Ecuador. At December 31, 2002, Conecel had approximately 923,000 subscribers, representing a 58% share of the Ecuadorian wireless market.

During 2003, Conecel aims to expand its coverage of the geographical area of Ecuador, increasing the TDMA network by 9 cell sites and implementing a new GSM network that will have 180 cell sites and two switching centers. Conecel has budgeted capital expenditures of approximately U.S.$74 million in 2003 to finance these projects.

Conecel’s principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. BellSouth Ecuador’s cellular network currently exceeds that of Conecel. Conecel expects an additional competitor to enter the wireless market in 2003.

Andinatel S.A. and Pacifitel S.A. hold exclusive concessions for the provision of fixed-line telephone services in Ecuador. The Ecuadorian government is expected to privatize these companies or open them to private investment in the near future.

Beginning in 1995, the government of Ecuador undertook a comprehensive reform of Ecuador’s telecommunications sector adopting new laws that provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Emetel, the former state telecommunications monopoly. The new laws established:

•	the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or Conatel), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones), which is responsible for executing Conatel’s resolutions; and

•	the Telecommunications Agency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions.

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

Conecel expects to commercially launch its new GSM network by the end of the first half of 2003, using a network acquired from Nokia. The GSM network will cover the same area as the existing TDMA network. Conecel intends to focus its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

Techtel (Argentina)

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

We own a 60% interest in Techtel through a company in which the remaining interest is owned by an affiliate of Techint Compañía Técnica Internacional S.A.C.I., one of Argentina’s largest industrial groups. We acquired our interest pursuant to the February 2002 reorganization of Telecom Americas.

Techtel’s data network covers Argentina’s eight major metropolitan areas and approximately 50% of its population. Techtel’s voice network covers 43 cities.

Techtel’s strategic objective is to establish itself in Argentina’s long-distance voice services market, where it launched long-distance voice services in December 2000. In 2002, Techtel invested approximately U.S.$3.0 million in capital expenditures for the build-out of its domestic and international network, including 16,352 kilometers of fiber optics and LMDS connection, of which 14,344 kilometers are fully operational. América Móvil contributed approximately U.S.$12 million to Techtel in 2002. We expect Techtel to be adversely affected by the current economic climate in Argentina.

Techtel’s principal competitors are Telefónica de Argentina S.A. and Telecom S.A., both of which provide data and video services, as well as local and long-distance fixed-line voice services. In addition, a number of new competitors are entering the Argentine market for local and long-distance voice services, including Movicom and CTI, the first cellular companies to obtain general licenses for voice services. Other data services providers, such as Impsat, Comsat and Metrored, compete with Techtel in the long distance market principally through small shares of the business segment.

The National Communications Commission (Comisión Nacional de Comunicaciones) is responsible for general regulatory oversight of the communications sector. The Communications Secretariat grants licenses to service providers, and each of the Communications Secretariat and the National Communications Commission may issue technical and administrative regulations.

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

Telstar (Uruguay)

Telstar S.A. has completed an LMDS network to provide data transmission services in Montevideo, Uruguay. We own a 60% interest in Telstar through the same company that holds Techtel. We acquired our interest pursuant to the February 2002 reorganization of Telecom Americas.

Telstar holds non-exclusive licenses to install and operate a wireless broadband network throughout Uruguay to provide data transmission services, international data transmission services and long distance services. Telstar is authorized to operate on the 10.5 gigahertz (Band A) radio spectrum. Telstar has paid the monthly charges required under the terms of its license and authorization for 2000, 2001 and 2002.

Sercom (Nicaragua)

We own a 97.3% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom) and launched wireless services in Nicaragua in December 2002. Sercom’s cellular network uses GSM technology to provide service to its customer base. As of December 31, 2002, after only seven days of operations, Sercom had 864 subscribers.

Sercom entered the market as the third mobile operator, joining BellSouth and Enitel Móvil, the cellular branch of Enitel, the incumbent fixed line operator in Nicaragua. Sercom’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency (Instituto Nicaragüense de Telecommunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicos Postales).

TracFone (United States)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 97.8% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2002, TracFone had approximately two million subscribers and is one of the three largest operations in the U.S. prepaid cellular market. TracFone’s subscriber base increased 3% in 2002.

TracFone does not own any wireless telecommunications facilities or hold any licenses. Instead, it purchases airtime through agreements it has with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant capital expenditure.

TracFone sells handsets through a variety of major U.S. retail stores and sells its prepaid airtime through approximately 60,000 large- and medium-sized independent retailers throughout the United States.

TracFone competes with the major U.S. wireless operators. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future.

TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission (FCC) and to U.S. telecommunications laws and regulations. TracFone does not require licenses to carry out its business.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries and Telecom Americas are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2002. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

CompUSA

CompUSA, Inc. is a provider of technology solutions and a retailer of personal computing equipment, based in Dallas, Texas. We own a 49% interest in CompUSA, which we acquired in March 2000. The remaining interest in CompUSA is currently owned indirectly by U.S. Commercial Corp., S.A. de C.V., which is an affiliate of América Móvil. In 2001, CompUSA had revenues of Ps.40,127 million and a net loss of Ps.1,024 million. In 2002, CompUSA had revenues of Ps.39,615 million and a net loss of Ps.4,160 million. At December 31, 2002, CompUSA had total assets of Ps.13,264 million.

Business and strategy.    CompUSA operates 227 CompUSA Computer Superstores in 90 metropolitan areas throughout the United States, spanning a total of 44 states. At December 31, 2002, CompUSA had 14,220 employees.

CompUSA is one of the leading U.S. retailers and resellers of personal computers and related products and services, operating principally through its Computer Superstores. Its other activities include direct sales and providing comprehensive training and technical services to corporate, government, and education customers.

CompUSA offers personal computer hardware and software and related products and accessories. In addition to its in-store selection, CompUSA also offers customers the ability to special order approximately 30,000 additional products. Prices and services are typically determined centrally, but managers have the authority to adjust in-store prices in response to local competitive conditions within guidelines established and controlled centrally. CompUSA’s strategy includes development and growth of its Internet retail business.

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

Other

CCPR.  In January 2002, we sold our 50% interest in Cellular Communications of Puerto Rico, Inc. (CCPR) to SBCI in exchange for U.S.$106.3 million and the option to acquire SBCI’s interest in Telecom Americas. CCPR offers wireless, paging and long-distance services under the “Cingular Wireless” (formerly “Cellular One”) brand in Puerto Rico and the U.S. Virgin Islands. We reported a gain of Ps.10.7 million in the first quarter of 2002 as a result of this sale.

Cablevisión.    In April 2002, we sold our 49% interest in Empresas Cablevisión, S.A. de C.V. in an initial public offering on the Mexican Stock Exchange for approximately U.S.$200 million. Cablevisión provides cable television and internet access services in the Mexico City metropolitan area. We reported a gain of Ps.1,283 million in the first quarter of 2002 resulting from this sale.

Telvista.    We own an indirect 44.2% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which Telmex, Grupo Carso and América Móvil have a joint interest. Telvista is a Delaware corporation that operates four call centers with approximately 2,600 positions in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures for each year in the three-year period ended December 31, 2002.

	Year ended December 31,
	2000		2001		2002
	(millions of constant pesos as of December 31, 2002)
Transmission and switching equipment	Ps.	14,490	Ps.	12,886	Ps.	9,021
Other		1,782		3,521		1,800

Total capital expenditures	Ps.	16,272	Ps.	16,407	Ps.	10,821

We have budgeted capital expenditures of approximately U.S.$1.1 billion for the year ending December 31, 2003, but this could increase as we re-evaluate our expenditure needs during the year. In 2002, we launched services under a new GSM network in Mexico. We are in the process of completing the rollout of that network, which we expect to occur in December 2003. We are building GSM networks in Colombia, Ecuador and Brazil. We expect capital expenditures associated with the construction of these networks to be substantially completed by the end of 2003.

Item 5.    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 20 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2002.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 20 to the audited financial statements.

Background

Effects of Recent Acquisitions

Our audited financial statements reflect the consolidation of Comcel beginning in February 2002 and Telecom Americas beginning in July 2002.

These acquisitions have contributed to the increase in our revenues and operating income, and in 2002 Comcel and Telecom Americas together accounted for 9.9% of consolidated revenues. In addition, the increase in our debt from Ps.22,701 million at December 31, 2001 to Ps.46,202 million at December 31, 2002 primarily reflects the consolidation of debt of Comcel and Telecom Americas after we acquired a majority of each in 2002. The effects of the 2002 acquisitions on our balance sheet are summarized in note 8 to our consolidated financial statements.

In connection with our acquisitions of Telecom Americas and Comcel, some of the goodwill of Telecom Americas and Comcel was reallocated to trademarks and to plant, property and equipment, based on valuations of those assets; as a result, at December 31, 2002, we had no goodwill with respect to Telecom Americas and Ps. 2,986 million with respect to Comcel. Goodwill is amortized over ten years under Mexican GAAP, resulting in amortization charges of Ps.1,613 million in 2002. Investment in licenses is amortized under both Mexican and U.S. GAAP, resulting in amortization charges of Ps.484 million in 2002.

In 2003, we have acquired Celcaribe and BSE. Celcaribe is fully consolidated beginning in February 2003. In 2002, Celcaribe had revenues of Ps.400 million and a net loss of Ps.269 million. BSE is fully consolidated beginning in May 2003. In 2002, BSE had revenues of Ps.4,252 million and a net loss of Ps.2,996 million.

Geographic Segments

We operate in nine countries, which are grouped for financial reporting in seven geographic segments, up from four geographic segments in 2001 as a result of acquisitions. Segment information is presented in note 18 to our consolidated financial statements. Mexico accounted for 71.0% of 2002 revenues and 95.0% of 2002 operating income. These percentages may decrease somewhat in 2003 as a result of new acquisitions and a full year of consolidating our Brazilian subsidiaries.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, capital expenditure requirements, debt profile and many other factors. Our results of operations in each period accordingly reflect a combination of different effects in the different countries.

Effects of Economic Conditions

Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services might be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Devaluation of the peso against the U.S. dollar, such as occurred in 2002, may result in exchange losses on our net U.S. dollar-denominated indebtedness. In 2002, this resulted in a net exchange loss of Ps.1,468 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos.

Our non-Mexican subsidiaries and affiliates accounted for approximately 29% of our 2002 operating revenues and 50.6% of our year-end 2002 assets.

Trends in Operating Results

Apart from acquisitions, the principal factors affecting our operating income and EBITDA relate to growth in subscribers and traffic. The markets we serve provide opportunities for continued growth, and as subscribers and traffic increase we generally expect to report higher revenue, with lower average revenue per subscriber, and higher operating margin as a result of economies of scale. This effect was primarily responsible for the improvement in our operating margin in 2002. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change. As a result, it is difficult to predict overall trends in our operating performance.

Nature of Revenues

Most of our revenues (87.9% in 2002) came from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which in turn is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (a) monthly subscription charges paid by postpaid customers, (b) long-distance charges and (c) charges for other services, such as roaming, call forwarding, call waiting and call blocking.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. For postpaid service, monthly fees are billed in the month prior to service, and are deferred and recognized in the month that service is provided. Revenues from airtime used by postpaid subscribers above the amount covered by their monthly fees are recognized as airtime is used.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to profiting in handset sales, because it also takes account of the service revenues that are expected to result when the handset is used.

Investments in Affiliated Companies

At December 31, 2002, we had Ps.2,799 million in investments in affiliates for which we accounted using the equity method, principally our 49% interest in CompUSA. This compares to Ps.24,184 million in equity-method investments in affiliates at December 31, 2001. The reduction reflects (a) our acquisitions of Comcel and Techtel in February 2002 and Telecom Americas in July 2002, all of which were previously equity-method affiliates, and (b) the sale of our entire interest in CCPR in February 2002 and the sale of our entire interest in Cablevisión in April 2002.

In both 2002 and 2001, our equity in losses of our equity-method affiliates had a substantial adverse effect on our financial performance. In 2002, despite the consolidation of Telecom Americas and Comcel, we recognized a loss of Ps.4,011 million in equity in net results of affiliates. This was due to our equity in the loss at CompUSA, which accounted for Ps.2,056 million of our equity in net loss of affiliates, and to the losses of Telecom Americas and Comcel in the period prior to their full consolidation. The net loss at CompUSA was U.S.$403 million, primarily attributable to a write-off of U.S.$410 million of goodwill that CompUSA recognized in 2002 upon adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. In 2001, our equity in losses of equity-method affiliates was Ps.3,912 million, attributable primarily to our interest in losses at Telecom Americas, which then included the Colombian and Brazilian operations. See “Non-Mexican Operations—Telecom Americas—History” under Item 4.

In 2001, we wrote off the entire balance of our investment in four non-strategic associated companies, resulting in an impairment charge to income of Ps.2,051 million. These were non-strategic investments in small companies, three in the United States and one in Spain, whose prospects have been adversely affected by the crisis in the telecommunications sector. In 2002, we paid U.S.$100 million on a guarantee we had given on behalf of one of these companies.

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 31.4% in 2002 and by 37.4% in 2001. The Ps.13,740 million increase in revenues in 2002 was due primarily to an increase in revenues in Mexico (up by Ps.6.6 million), and the consolidation of revenues from Colombia (Ps.3,095 million) and Brazil (Ps.2,593 million). Excluding Brazil and Colombia, which were consolidated for the first time in 2002, operating revenues would have increased by 15.6%. The increase in 2001 was also due primarily to increased revenues in Mexico. In each case, revenue growth was attributable primarily to subscriber growth.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 42.5% of operating revenues in 2002 and 42.9% of operating revenues in 2001. Cost of services was Ps.12,823 in 2002. Cost of sales was Ps.11,589 in 2002, and primarily represents the cost of handsets sold to subscribers. Cost of sales and services increased by 30.2% in 2002 and by 15.3% in 2001. The increase in 2002 was in line with the growth in revenues, and reflects subscriber growth, increased traffic and the consolidation of our Colombian and Brazilian subsidiaries. Excluding Brazil and Colombia, cost of sales and services would have increased by 27.6%. The increase in 2001 reflects the same factors but was slower than the growth in revenues.

Commercial, administrative and general—Commercial, administrative and general expenses represented 21.3% of operating revenues in 2002 and 26.9% of operating revenues in 2001. On an absolute basis,

commercial, administrative and general expenses increased by 4.1% in 2002 and 27.7% in 2001. These costs have increased more slowly than our revenues, as a result of increasing scale and cost control measures in each country in which we operate.

Depreciation and amortization—Depreciation and amortization represented 14.4% of operating revenues in 2002 and 10.8% of operating revenues in 2001. Depreciation and amortization increased by 74.9% in 2002 and 44.9% in 2001. The increase in 2002 was due primarily to our acquisitions of Comcel and Telecom Americas and substantial investments in our networks in all countries. The increase in depreciation and amortization in 2001 was due to capital expenditures and acquisition of facilities we previously rented.

Operating Income

Operating income increased by 94.5% in 2002 and 109.0% in 2001, reflecting revenue growth and improved operating margins. Without the impairment charge of Ps. 2,051 million in 2001, operating income in 2001 would have been Ps.8,471 million, and the increase in operating income would have been 47.4% in 2002 and 175.8% in 2001.

Operating margin (operating income as a percentage of operating revenues) was 21.7% in 2002, 14.7% in 2001 and 9.7% in 2000. On a consolidated level, the improvement in our operating margin in both 2002 and 2001 reflected greater efficiency due to the larger number of customers, cost-control measures and lower subscriber acquisition costs as a percentage of revenues. Without the impairment charge in 2001, our operating margin would have been 19.4% for that year.

EBITDA

EBITDA was Ps.20,802 million in 2002, compared to Ps.13,203 million in 2001. EBITDA margin (EBITDA as a percentage of revenues) was 36.2% in 2002, compared to 30.2% in 2001. Approximately 75% of our EBITDA is attributable to our Mexican operations, with the remainder divided among our other subsidiaries, except in the case of our U.S. operations, which had negative EBITDA. Our U.S. operations reduced their negative EBITDA substantially during 2001 and 2002, due to the focus on profitability rather than growth.

We determine EBITDA as shown in the reconciliation below, by adding charges that do not affect cash to operating income. EBITDA is a non-GAAP financial measure and is not how our performance or our liquidity is measured in accordance with GAAP. We use EBITDA as a rough indicator of the cash component of our operating income. Lenders and others routinely examine EBITDA and some of our lenders require that we maintain certain leverage ratios based on the relationship between EBITDA and debt or EBITDA and interest expense. Because not all companies calculate EBITDA identically, the presentation of EBITDA in this annual report is not necessarily comparable to similarly titled measures of other companies. A reconciliation between operating income determined in accordance with Mexican GAAP and EBITDA is provided below:

	Year ended December 31,
	2001	2002
	(millions of constant pesos as of December 31, 2002)
Operating income	6,420	12,485
Plus:
Depreciation	3,771	6,180
Amortization	961	2,098
Impairment charges	2,051	39

EBITDA	13,203	20,802

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing cost of Ps.984 million in 2002 and Ps.640 million in 2001 and comprehensive financing income of Ps.1,151 million in 2000. The 53.9% increase in 2002 reflects a combination of factors—higher net interest expense and foreign exchange loss and a gain on monetary position.

For 2001 and 2002, changes in the components of comprehensive financing cost were as follows:

•	In 2002 and 2001, we had net interest expense of Ps.998 million and Ps.244 million, respectively, due primarily to growth in our level of debt.

•	We had net exchange losses of Ps.1,468 million in 2002 and Ps.367 million in 2001. The net exchange loss in 2002 was mainly due to the depreciation of the Mexican peso and the Brazilian real relative to the U.S. dollar. During 2001, the peso appreciated against the U.S. dollar, but we reported a net exchange loss since our average monetary assets denominated in foreign currencies exceeded our average monetary liabilities denominated in foreign currencies.

•	In 2002, as a result of the increase in our debt, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain from monetary position. In 2001 and 2000, our average monetary assets exceeded our average monetary liabilities, resulting in a net loss from monetary position.

•	In 2002, we reported a net other financing cost of Ps.1,225 million, primarily resulting from commissions and other costs of financing and fair-value gains and losses on investments. In 2001, we reported a net other financing income of Ps.765 million, primarily resulting from fair-value gains in financial assets.

Income Tax and Employee Profit-sharing

The statutory rate of Mexican corporate income tax was 35% in 2000, 2001 and 2002. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 62.2%, 51.2% and 26.3% for 2000, 2001 and 2002, respectively. In 2000 and 2001, our effective tax rate exceeded the statutory rate because we had pretax losses in our non-Mexican operations that were not deductible against our Mexican taxable income. In 2002, our effective tax rate decreased substantially because the pre-tax losses of our non-Mexican operations decreased. The Mexican tax rate will decrease annually by one percentage point, from 35% to 32% from 2003 through 2005.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its taxable income. The amount payable decreased by 3.5% in 2002 and increased by 12.3% in 2001.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps.4,011 million in 2002 and Ps.3,912 million in 2001. The net losses in 2002 resulted primarily from the impairment of goodwill recognized by CompUSA and the losses incurred by Telecom Americas before we began to consolidate it. The net losses in 2001 were attributable primarily to results of Telecom Americas.

Net Income

In 2002, we had majority net income of Ps.4,601 million, compared to a majority net loss of Ps.875 million in 2001 and majority net income of Ps.956 million in 2000. The improvement in 2002 majority net income reflects improvements in revenues and earnings from all our major subsidiaries, including Comcel and Telecom Americas, which were first consolidated in February 2002 and July 2002. These companies reported significant aggregate losses in 2001, of which our proportionate share was reflected under equity in results of affiliates. Our equity in the 2001 net losses of these companies and an impairment charge for the write-off of our investment in four non-strategic telecommunication companies are the principal reasons for us reporting a majority net loss in 2001 despite experiencing improvements in revenues and earnings from all our then major subsidiaries.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets, after eliminating the effects of inter-company transactions and, in the case of Mexico, the consolidation of certain subsidiaries that provide corporate services, such as treasury services, to the group. All amounts discussed below are presented in accordance with Mexican GAAP and restated in constant pesos as of December 31, 2002, based on the Mexican rate of inflation.

As required by Mexican GAAP, we translate the results of operations of our non-Mexican operations at the weighted average exchange rate between the Mexican peso and the local currency for the applicable year. Accordingly, exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. The following table sets forth the weighted average exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	2000	2001	% Change	2002	% Change
Guatemalan quetzal	1.2451	1.1576	-7.03%	1.3498	16.6%
U.S. dollar(1)	9.5997	9.1423	-4.76%	10.3125	12.80%
Brazilian real	4.9242	3.9492	-19.80%	2.9161	-26.15%
Colombian peso	0.0042	0.0041	-6.52%	0.0035	-10.33%

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Mexico

Operating revenues increased by 19.6% in 2002 and 37.1% in 2001. In 2002, the number of Telcel subscribers increased by 18.3%, to approximately 20.1 million, and there was an increase in total traffic of 29.0%. In 2001, the number of Telcel subscribers increased by 62.2%, to approximately 17.0 million, and there was an increase in total traffic of 48.0%. Subscriber growth was slower in 2002 than in 2001 as a result of higher penetration rates in Mexico and relatively weak economic conditions. As penetration rates increase in Mexico, we expect to record lower levels of subscriber growth than in the past. Our average monthly revenues per subscriber have declined significantly over the past years as our subscriber growth comes primarily from prepaid customers with lower usage than our existing customers.

Operating income increased by 24.9% in 2002 and 72.2% in 2001. Our operating margin was 29.1% in 2002 and 28.0% in 2001.

Guatemala

Operating revenues increased by 4.8% in 2002 and by 11.2% in 2001. In 2002, the number of Telgua subscribers increased by 26.1%, to approximately 1.4 million, and there was an increase in total traffic of 5.1%. In 2001, the number of Telgua subscribers increased by 25%, to approximately 1.1 million, and there was an increase in total traffic of 23.6%. The slower growth in 2002 reflects a reduction of long distance rates applicable to both incoming and outgoing calls and the booking at the end of 2001 of certain extraordinary revenues resulting from the settlement of a legal dispute. Fixed-line operations represented 82.4% of revenues in 2002 and 78.5% of revenues in 2001, and we are experiencing slower growth than in wireless operations. Telgua began offering wireless services in Nicaragua in December 2002. Nicaraguan operations in 2002 did not materially impact Telgua’s operating revenues.

Operating income decreased by 6.96% in 2002 and increased by 327.8% in 2001. Our operating margin was 27.04% in 2002 and 30.5% in 2001.

Ecuador

Operating revenues increased by 87% in 2002 and 45.6% in 2001. In 2002, the number of Conecel subscribers increased by 90.8%, to approximately 923 thousand, and there was an increase in total traffic of 67%. In 2001, the number of Conecel subscribers increased by 89.8%, to approximately 484 thousand, and there was an increase in total traffic of 38%. In addition to the increase in subscribers, growth in 2002 was also attributable to an expansion in equipment revenues.

Operating income was Ps.164 million in 2002, as compared to an operating loss of Ps.8 million in 2001. Our operating margin was 12.8% in 2002.

United States

Operating revenues increased by 1.19% in 2002 and by 111.36% in 2001. But for the effects of foreign currency translation, there would have been a slight decline in revenues in 2002 resulting in part from a change in Tracfone’s revenue-deferment methodology, implemented in September 2002, meant to ensure that revenues more closely mirror the actual consumption levels of prepaid cards sold by Tracfone. In 2002, the number of Tracfone subscribers increased by 2.9%, to approximately 2.0 million, and there was an increase in total traffic of 11.6%. In 2001, the number of Tracfone subscribers increased by 68.4%, to approximately 1.9 million, and there was an increase in total traffic of 144%.

Operating loss decreased by 91.3% in 2002 and increased by 69.4% in 2001.

Brazil

We began consolidating Telecom Americas in July 2002, so our consolidated financial statements do not reflect revenues or operating income from Brazil prior to that date (except for our equity in the net loss of Telecom Americas). To measure the operating performance of Telecom Americas, we compare its operating revenues and operating income in 2002 and in 2001, in each case for continuing operations only. On that basis, Telecom Americas’ operating revenues from continuing operations decreased by 5.48% in 2002. In 2002, the number of Telecom Americas subscribers increased by 19.8%, to approximately 5.2 million, and there was an increase in total traffic of 9%. Telecom Americas was formed in November 2000, and thus no comparable information is available for 2000.

Operating loss decreased by 97.8% in 2002.

Colombia

We began consolidating Comcel in February 2002, so our consolidated financial statements do not reflect revenues or operating income from Colombia prior to that date (except for our equity in the net loss of Telecom Americas). To measure the operating performance of Comcel, we compare its operating revenues and operating income in 2002 and in 2001. On that basis, Comcel’s operating revenues increased by 26.18% in 2002 and 42.09% in 2001. In 2002, the number of Comcel subscribers increased by 49.7%, to approximately 2.8 million, and there was an increase in total traffic of 43.7%. In 2001, the number of Comcel subscribers increased by 83%, to approximately 1.9 million, and there was an increase in total traffic of 44.7%.

Operating income was Ps. 244 million in 2002, as compared to an operating loss of Ps. 341 million in 2001. Our operating margin was 6.7% in 2002.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

•	We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2002, we invested Ps.10,821 million in plant, property and equipment. We estimate capital expenditures for 2003 at approximately U.S.$1.1 billion. See “Capital Expenditures” under Item 4.

•	We pay dividends, and we may also repurchase our own shares. We paid Ps.595 million in dividends in 2002, and we are paying dividends quarterly in 2003. We also spent Ps.2,108 million repurchasing our own shares in the open market in 2002. Our shareholders have authorized additional repurchases, but we have not made any in 2003 to date, and whether we do so will depend on considerations including the market price and our other capital requirements.

The following table summarizes certain contractual liabilities as of December 31, 2002. The table does not include short-term debt, accounts payable or pension liabilities:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(millions of constant pesos as of December 31, 2002)
Contractual obligations as of December 31, 2002:
Equipment leases	Ps.	1,183	Ps.	1,161	Ps.	22		—		—
Real estate leases	Ps.	1,316	Ps.	276	Ps.	780	Ps.	260		—
Long-term debt	Ps.	45,314	Ps.	10,231	Ps.	28,373	Ps.	5,122	Ps.	1,588
Purchase of licenses	Ps.	888		—		296	Ps.	296	Ps.	296

Total	Ps.	48,701	Ps.	11,668	Ps.	29,471	Ps.	5,678	Ps.	1,884

In connection with the rollout of new GSM networks in Mexico, Brazil, Colombia and Ecuador, we have entered or expect to enter shortly into significant contracts for the purchase of equipment. We have initially budgeted approximately U.S. $1.1 billion for capital expenditures in 2003, principally relating to the new GSM networks. Other than for those contracts and other contracts entered into in the ordinary course of business, we had no other outstanding material purchase commitments as of December 31, 2002.

We have acquired companies with significant capital expenditure requirements and a high level of indebtedness. As a result, our capital requirements have increased. In 2003, the acquisitions of Celcaribe and BSE increased our net debt by U.S.$278 million.

We could have further opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because the telecommunications sector currently is continuing to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures.

Capital Resources

We generate substantial resources from our operations. In 2002, all of our subsidiaries other than Tracfone generated net resources provided by operating activities. On a consolidated basis, operating activities provided Ps.18,667 million in 2002.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and investments. We have relied on a combination of equipment financing, other borrowings from international banks, and borrowings in the Mexican capital markets. Many of the companies we have acquired have had substantial indebtedness. During 2002, we sought to reduce their indebtedness by incurring additional debt at our Mexican companies, which reduces our borrowing costs.

If we seek to raise funds by issuing stock, our bylaws require that we issue stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI.

Outstanding Indebtedness

At December 31, 2002, we had total indebtedness of Ps.46,202 million, as compared to Ps.22,701 million at December 31, 2001. This 103.5% increase was due primarily to consolidation of the debt of Comcel and Telecom Americas. Approximately 77% of our indebtedness at December 31, 2002 was denominated in currencies other than Mexican pesos (approximately 68% in U.S. dollars and 9% in other currencies, principally in reais), and approximately 90% of our debt obligations bore interest at floating rates. Our weighted average cost of all borrowed funds at December 31, 2002 (including interest, commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 7.98%.

Our major categories of indebtedness are as follows:

•	Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel. The aggregate amount outstanding under equipment financing facilities at December 31, 2002 was U.S.$820 million.

•	Other bank loans. At December 31, 2002, we had U.S.$2.3 billion outstanding under a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in our financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors. For certain of these facilities, Telgua is also a guarantor.

•	Peso-denominated notes. At December 31, 2002, we had Ps.10 billion in senior notes in the Mexican market. In 2003 to date, we have issued a further Ps.1 billion in senior notes.

•	BNDES. ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian federal development bank. These loans are principally denominated in reais, with a portion indexed to U.S. dollars. At December 31, 2002, the aggregate principal amount of these loans was approximately R$750 million plus the equivalent in reais of approximately US$73 million in foreign currencies.

We are subject to financial and operating covenants under our loan agreements. They limit our ability to pledge our assets, to effect a merger or a sale of all or substantially all of our assets, and to permit restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. The most restrictive financial covenants require us to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. In the event of a default under certain material provisions of some of our bank loans, we are prohibited from paying dividends to our shareholders.

Off-Balance Sheet Arrangements

We have obligations to purchase additional shares of our subsidiaries Telecom Americas and Conecel at the option of their minority shareholders. In the case of Telecom Americas, its minority shareholder has the right to sell half of his shares to us beginning in 2006 for U.S.$150 million plus interest at a nominal interest rate. The other investors in Conecel have the right to sell virtually all of their shares to us in two tranches in 2004 and 2006, subject to certain conditions. The purchase price is fixed and represents approximately U.S.$48.2 million for the 2004 put and, assuming the 2004 put is exercised in full, U.S.$15.3 million for the 2006 put.

New Item 5.E of Form 20-F, which will be applicable to our annual report next year, will require us to disclose certain off-balance sheet arrangements. Except for the contingent purchase obligations described above, as of December 31, 2002, we had no such off-balance sheet arrangements.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps.5,807 million in 2002 and a net loss of Ps.645 million in 2001. Compared to Mexican GAAP, net income under U.S. GAAP was 26.2% higher in 2002. In 2001, net loss under U.S. GAAP was 26.4% lower compared to Mexican GAAP.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders’ equity. In 2002, for U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. As a result, for U.S. GAAP purposes we wrote off in 2002 the unamortized negative goodwill at December 31, 2001 and we no longer amortize goodwill and other intangible assets with indefinite useful lives. Another significant difference between U.S. and Mexican GAAP is how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In 2001 and 2002, this resulted in lower net income under U.S. GAAP, because Mexican inflation exceeded the rate used to restate fixed assets of non-Mexican origin. Other differences that affected 2001 and 2002 net income relate to unrealized gains on securities, interest on assets under construction, and deferred income tax and employee profit sharing. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 20 to our consolidated financial statements.

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

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a very significant element of our costs and expenses, amounting in 2002 to Ps.6,180 million, or 13.7% of our operating costs and expenses, under Mexican GAAP, and Ps.6,724 million, or 15.1% of our operating costs and expenses, under U.S. GAAP. See notes 6 and 20 to our consolidated financial statements.

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

Impairment

We carry substantial amounts on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2002 did not result in any significant impairment of our consolidated goodwill or plant, property and equipment.

Our equity-method affiliate CompUSA wrote-off goodwill by U.S.$410 million in 2002 upon adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

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

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders’ meeting held on April 7, 2003, with 8 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by América Telecom and SBC International, respectively, in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their dates of birth, and information on their committee membership and principal business activities outside América Móvil are as follows:

Carlos Slim Helú	Born:	1940
Chairman and Member of the Executive Committee	First elected: Term Expires:	2000 2004
	Principal occupation:	Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee	First elected: Term Expires:	2000 2004
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo	Born:	1950
Director	First elected:	2000
	Term Expires:	2004
	Principal occupation:	Chief Executive Officer of Telmex
	Other directorships:	Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri	Born:	1960
Director and chairman of the Audit Committee	First elected: Term Expires:	2000 2004
	Principal occupation:	Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other Directorships	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.

María Asunción Aramburuzabala Larregui	Born:	1963
Director and Member of the Audit Committee	First elected: Term Expires:	2000 2004
	Principal occupation:	Chief Executive Officer of Tresalia Capital
	Other Directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital

Rafael Robles Miaja	Born:	1965
Director and Corporate Secretary	First elected:	2000
	Term Expires:	2004
	Principal occupation:	Partner, Franck, Galicia y Robles, S.C.
	Other Directorships:	Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V. and Parras Cone de México, S.A. de C.V.

Jonathan P. Klug	Born:	1956
Director	First elected:	2003
	Term Expires:	2004
	Principal occupation:	Vice-president Finance of SBC International Inc.
	Other directorships:	Director of Belgacan, S.A., Telkom SA Limited, ADSB Telecommunications B.V. and TDA A/S.

James W. Callaway	Born:	1946
Director and Member of the	First elected:	2003
Executive Committee	Term Expires:	2004
	Principal occupation:	Group President – SBC Communications, Inc.
	Business experience:	Director of Belgacan, S.A., TDC A/S and Teléfonos de México, S.A. de C.V.

Claudio X. González Laporte	Born:	1934
Director and Member of the	First elected:	2000
Compensation Committee	Term Expires:	2004
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation

David Ibarra Muñoz	Born:	1930
Director and Member of the	First elected:	2000
Audit Committee	Term Expires:	2004
	Other directorships:	Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently compromised of three members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See “Major Shareholders.” The current members of the Executive Committee are Carlos Slim Helú and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and James Callaway, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and María Asunción Aramburuzabala Larregui. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, it is required (a) to assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement, (b) to assist the Executive Committee in monitoring the performance of our auditors and re-evaluating the terms of their engagement, (c) to recommend procedures for preparing financial statements and internal controls, (d) to monitor internal controls and to monitor accounting for specified types of matters, (e) to propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements, (f) to review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements, (g) to report to the Board of Directors on its activities, (h) to opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions and (i) to perform any other functions the Board of Directors may delegate to the Audit Committee. In addition, pursuant to our bylaws and Mexican law, (i) the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders and (ii) the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law. Each member of the Audit Committee is also independent, as audit committee member independence is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required (a) to recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives, (b) to propose criteria for evaluating executive performance, (c) to analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors, (d) to review new executive compensation programs and the operations of existing programs, (e) to establish contracting practices to avoid excessive payments to executives, (f) to assist the Board of Directors in developing appropriate personnel policies, (g) to participate with the Board of Directors in developing a plan for employees to invest in our L Shares, and to review the implementation of such plan, (h) to report to the Board of Directors on its activities and (i) to perform any other functions the Board of Directors may delegate to the Compensation Committee.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business Experience:	Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business Experience:	General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)

Carlos Cárdenas Blásquez	Appointed:	2000
Latin American Operations	Business Experience:

Various positions at Telmex, including

Operating Manager for the paging service

Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA,

Manager at Grupo Financiero Inbursa, S.A. de C.V.

José Elias Briones Capetillo	Appointed:	2001
Administration and Finance	Business Experience:	Comptroller of Telcel

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business Experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

Alfonso Gallardo Sosa	Appointed:	2001
Treasurer	Business Experience:	Investment Banking Director at UBS Warburg

Walter Lopez Burgoa	Appointed:	2001
Comptroller	Business Experience:	Chief Financial Officer of Scala Azteca, S.A. de C.V.

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders’ meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

•	call ordinary or extraordinary general meetings,

•	place items on the agenda for meetings of shareholders or the Board of Directors,

•	attend meetings of shareholders, the Board of Directors or the Executive Committee, and

•	generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

Name	Position
Agustín Aguilar Laurents	Statutory Auditor
Francisco Álvarez del Campo	Alternate Statutory Auditor

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our senior management and directors in 2002 was approximately Ps.14.7 million and Ps.1.6 million, respectively. The aggregate compensation paid to the senior management of Telcel in 2002 was approximately Ps.62.7 million. Provisions to provide pension, retirement or similar benefits for management were approximately Ps.1.77 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 Series L Shares from our treasury. The subscription price for the 2001 plan is Ps.1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003 and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, however, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted by us. During 2002, we established a second plan, which functions under the same rules as the 2001 plan, with a one-year lag. An additional 2,939,000 Series L Shares from our treasury were reserved. As of May 31, 2003, a total of 1,319,750 Series L Shares have been acquired by our employees under our stock option plan.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See “Major Shareholders.” To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002:

	December 31,
	2000	2001	2002
Number of employees	13,450	14,786	17,553
Category of activity:
Wireless	8,789	11,942	14,949
Fixed	4,661	2,844	2,604
Geographic location:
Mexico	6,452	7,644	7,943
United States	1,128	646	466
Other Latin America	5,455	6,496	9,144

As of December 31, 2002, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana) represented approximately 83.05% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2002, Telcel and the union agreed to a 5.5% nominal increase in basic wages, retroactive to March 2002.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Telecom Americas has eight active employee unions: the Telecommunications Union of Rio de Janeiro (Sindicato de Telecomunicações do Rio de Janeiro); the Telecommunications Union of Campinas—São Paulo (Sindicato de Telecomunicações de Campinas—São Paulo); the Telecommunications Union of Rio Grande do Sul (Sindicato de Telecomunicações do Rio Grande do Sul); Federation Union of Brasília, Amapa, Rondonia, Tocantis e Roraima (Federação dos Sindicatos de Brasília, Amapa, Rondonia, Tocantis e Roraima); the Telecommunications Union of Mato Grosso do Sul (Sindicato de Telecomunicações do Mato Grosso do Sul); the Telecommunications Union of Goias (Sindicato de Telecomunicação de Goias); the Telecommunications Union of Acre (Sindicato de Telecomunicaçãom do Acre) and the Telecommunications Union of Espirito Santo (Sindicato de Telecomunicação do Espirito Santo). As of December 31, 2002, 6% of the Telecom Americas employees are members of these unions. Salaries and certain benefits are renegotiated every year. All management positions at Telecom Americas are held by non-union employees.

Telgua has three active employee unions: the Telecommunications Union (Sindicato de las Telecomunicaciones y Similares), which had 393 members representing 15% of Telgua’s employees as of December 31, 2002; the Telgua Worker’s Union (Sindicato de los Trabajadores de las Empresa Telgua S.A.), which had 511 members representing 19.6% of Telgua’s employees as of December 31, 2002; and the Guatemalan Telecommunications Workers’ Union (Sindicato de los Trabajadores Guatemaltecos de Telecomunicaciones), which had 172 members representing 6.6% of Telgua’s employees as of December 31, 2002. All management positions at Telgua are held by non-union employees. Under Guatemalan law, Guatemalan companies are required to negotiate only with the largest of its employees’ unions.

Our subsidiaries Comcel and TracFone have no active employee unions.

We believe that we have good current relations with our workforce.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 92.61% of the full voting shares (AA Shares and A Shares) and 28.23% of the total capital stock of América Móvil as of December 31, 2002. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (SBCI), a subsidiary of the U.S. telecommunications company SBC Communications, Inc. and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of April 30, 2003.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(1)
América Telecom	2,500	68.5%	63.5%
SBCI	984	26.9	25.0
Other Mexican investors	163	4.4	4.1

Total	3,647	100.0%	92.6%

(1)	AA Shares and A Shares.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or “split-up.” Carso Global Telecom holds interests in the telecommunications sector and was spun off from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the Securities and Exchange Commission, Carlos Slim Helú and certain members of his immediate family together own a majority of the voting stock of América Telecom.

América Telecom, as successor to Carso Global Telecom, and SBCI are parties to an agreement entered into in December 2000 relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions.”

The following table identifies each owner of more than 5% of any class of our shares as of April 30, 2003. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares(1)		A Shares(2)		L Shares(3)
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Percent of Voting Shares(4)
América Telecom(5)	2,500	68.5%	46	16.0%	1,789	19.9%	64.7%
SBCI	984	26.9	—	—	—	—	25.0
Brandes Investment Partners(6)	—	—	—	—	1,070	11.9	—

(1)	As of April 30, 2003, there were approximately 3,647 million AA Shares outstanding, representing 92.7% of the total full voting shares (AA Shares and A Shares).
(2)	As of April 30, 2003, there were approximately 287 million A Shares outstanding, representing 7.24% of the total full voting shares (AA Shares and A Shares).
(3)	As of April 30, 2003, there were approximately 8,982 million L Shares outstanding, which represents 69.5% of the capital stock outstanding.
(4)	AA Shares and A Shares.

(5)	As of December 31, 2002, Carlos Slim Helú and certain members of his immediate family may be deemed to have beneficial ownership of 2,500 million AA Shares, 48 million A Shares and 1,712 million L Shares (including shares owned by América Telecom and Grupo Financiero Inbursa, S.A.).
(6)	As of December 31, 2002, as reported in an amendment to Schedule 13G, filed by Brandes Investment Partners on February 14, 2003.

As of March 15, 2003, 80.6% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.6% of the L Share ADSs were held by 15,395 holders (including The Depositary Trust Company) with registered addressees in the United States. 26.5% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.9% of the A Share ADSs were held by 4,204 holders with registered addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps.5,000 million; in July 2001, we were authorized to repurchase an additional Ps.5,000 million; and in April 2003 we were authorized to repurchase an additional Ps.5,000 million, for a total aggregate value of Ps.15,000 million. As of March 15, 2003, we had repurchased 1,087 million L Shares and 6 million A Shares, with an aggregate value of approximately Ps.8,617 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have and will likely continue to have a variety of contractual relationships with Telmex and its subsidiaries. These include agreements arising out of the spin-off and certain transitional arrangements.

Continuing Commercial Relationships

Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex’s private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements, which, for the most part, were in place prior to the spin-off and will continue in effect without being significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

These operational relationships between Telcel and Telmex are material to our financial performance. In 2002, 13.57% of our total revenues (Ps.8,412 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps.480 million in accounts receivable from Telmex and subsidiaries at December 31, 2002. Also in 2002, 10.63% of our operating costs (Ps.3,498 million) was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and colocation agreements with Telmex.

Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See “Mexican Operations—Sales and Distribution” under Item 4.

Implementation of the Spin-off

The creation of América Móvil and the transfer of assets and liabilities to us was effected by the action of the extraordinary shareholders’ meeting of Telmex held on September 25, 2000. Neither we nor Telmex has made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

•	We agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off.

•	Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off.

•	The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the spin-off or in order to achieve the purposes of the spin-off.

•	Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

•	Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off.

•	Each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.

•	Each party releases the other from certain claims arising prior to the spin-off. Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

•	With respect to undertakings Telmex has given for the benefit of creditors of subsidiaries and affiliates that were transferred to us, we and Telmex agree to use our best efforts to replace each of these undertakings with undertakings of América Móvil or our subsidiaries.

Telmex has guaranteed two loan facilities granted to ATL by Brazilian banks, and, we have entered into an agreement with Telmex under which:

•	we will reimburse and indemnify Telmex against any claim of creditors of ATL, up to Telmex’s U.S.$104 million maximum obligation,

•	we will pay Telmex a guarantee fee of 0.25% per annum, and

•	we and Telmex agree to transfer these obligations to us as soon as reasonably practicable.

See “Liquidity and Capital Resources” under Item 5.

Transitional Services

Following the spin-off, Telmex provided certain services to América Móvil on an interim basis while we developed the personnel and systems necessary to provide these services ourselves. The services were generally provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They include legal, financial, administrative, accounting and investor relations services. Telmex no longer provides these transitional services.

Transactions with Other Affiliates

We own 49% of the shares of CompUSA. The remaining interest in CompUSA is currently owned by U.S. Commercial Corp. S.A. de C.V., which is an affiliate of América Móvil.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the Securities and Exchange Commission, are under common control with our controlling shareholder América Telecom. These include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms. In addition, we obtain consulting services from América Telecom from time to time.

Item 8.    Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-75.

DIVIDENDS

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2002 of Ps.0.044 for A shares and AA shares, payable in four equal installments of Ps.0.011 per share in June, September and December 2002 and March 2003. In an ordinary shareholders meeting held on April 7, 2003, our shareholders resolved to pay a dividend of Ps.0.06 per share, payable in four installments of Ps.0.015 per share, for each AA, A and L Share outstanding on the payment dates of June 26, 2003, September 25, 2003, December 24, 2003 and March 25, 2004.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

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

Administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, COFECO ruled against this appeal. Telcel filed a lawsuit against this ruling in January 2003, the resolution of which is still pending.

With respect to the administrative proceedings commenced in June 2001, COFECO ruled against Telcel in January 2003, and Telcel appealed this ruling. In May 2003, COFECO ruled against Telcel in connection with this proceeding and Telcel plans to file a lawsuit shortly in federal court challenging this ruling. In March 2003, COFECO issued a resolution favorable to Telcel with respect to the administrative proceedings commenced in July 2001. We expect that this resolution will be appealed by the company that filed the claim that led COFECO to open proceedings.

If we are unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

Telgua

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Te, S.A. (ACT, formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of the settlement agreement, which was executed on October 2001, Telgua agreed, among other things, (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzals (approximately U.S.$246 million), and (ii) to establish a total of 380,000 public, mobile and rural telephone lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel a sum of U.S.$350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

In October 2001, (i) ACT paid Guatel a total of U.S.$452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date, and (ii) Guatel instructed Citibank N.A. to release the collateral of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of the payment of the sale price for the shares of Telgua.

Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigation and related actions with respect to this matter. While the competent court held that as a procedural matter the attorney for the Guatemalan State could not withdraw the State’s claims, it recognized the settlement agreement and ordered the files closed. The State’s lawyers have filed a compulsory appeal, which we expect the court to deny. In addition, certain third parties to the litigation have filed petitions seeking clarification of the effect of the court’s decision. We do not expect these proceedings to affect the substance of the settlement agreement.

During 2002, certain former government officials presented claims to the Guatemalan courts challenging the validity of the October 2001 settlement agreement on the grounds that they should have been included as parties. These actions are pending.

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. In May 2002, the court denied ITI’s motion for reargument of the case. In December 2002, the court entered a default judgment against GEDO and Mr. Álvarez, and assigned the case to a magistrate judge to determine damages. The magistrate is expected to issue a ruling on damages within the next two months. Once damages have been established by the court, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

Comcel

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2002 totaled approximately Colombian Ps.19.6 billion for Comcel and Ps. 2.7 billion for Occel.

In the opinion of its management, Comcel and Occel have appropriately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2002 against these proceedings.

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps.234 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. As a result, an appeals court is currently reviewing the merits of the decision regarding Comcel’s alleged anti-competitive behavior.

CompUSA

In January 2000, a lawsuit was filed against our affiliate CompUSA and certain other defendants, including James Halpin, its former chief executive officer, on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortious interference and conspiracy. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of U.S.$90 million in actual damages and U.S.$94.5 million in exemplary damages. The verdict also awarded actual and punitive damages in the amount of U.S.$90 million and U.S.$175 million against Mr. Halpin. Actual and punitive damages were also awarded against the remaining defendants.

In March 2001, CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin.

COC has appealed the judgment in favor of CompUSA and Mr. Halpin, and the Court of Appeals heard arguments in April 2003. No timetable for the Court of Appeals decision has been set.

Telecom Americas

Anatel has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with Anatel. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but Anatel has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL in October 2001 and subsequently ATL filed appeals, which are pending. No ruling has been made to date in respect of the action filed by Tess. The aggregate contested amounts were approximately R$378 million (including potential penalties and interest) (Ps.1,102 million) at December 31, 2002.

Item 9.    The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain

L Share ADSs	New York Stock Exchange—New York Frankfurt Stock Exchange—Frankfurt

A Shares	Mexican Stock Exchange—Mexico City

A Share ADSs	NASDAQ National Market—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				New York Stock Exchange
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2001	Ps.	11.26	Ps.	5.83	U.S.$	23.20	U.S.$	12.29
2002		9.23		5.72		20.39		11.54

Quarterly highs and lows
2001:
First quarter (starting February 7)	Ps.	11.26	Ps.	6.69	U.S.$	23.20	U.S.$	14.10
Second quarter		10.14		6.83		22.30		14.20
Third quarter		9.83		5.83		21.65		12.29
Fourth quarter		8.96		6.46		19.60		14.01
2002:
First quarter	Ps.	9.23	Ps.	8.17	U.S.$	20.39	U.S.$	17.00
Second quarter		9.11		5.96		19.79		11.89
Third quarter		7.11		5.72		14.52		11.54
Fourth quarter		7.73		6.06		15.35		11.88

Monthly highs and lows
2002:
January	Ps.	9.19	Ps.	8.49	U.S.$	20.05	U.S.$	18.40
February		8.72		8.17		18.97		17.00
March		9.23		8.43		20.39		18.45
April		8.97		8.40		19.79		18.25
May		9.11		8.36		19.30		17.36
June		8.28		5.96		17.04		11.89
July		7.03		6.25		14.52		12.55
August		6.96		5.72		14.13		11.54
September		7.11		6.19		14.35		12.08
October		6.95		6.06		13.99		11.88
November		7.64		6.59		15.15		12.93
December		7.73		7.30		15.35		14.36
2003:
January	Ps.	8.12	Ps.	7.53	U.S.$	15.62	U.S.$	13.88
February		7.78		6.99		14.30		12.50
March		7.76		7.27		14.07		13.31
April		8.73		7.29		16.89		13.61
May		9.45		8.67		18.26		16.74

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2001	Ps.	11.23	Ps.	5.80	U.S.$	23.00	U.S.$	11.70
2002		9.20		5.60		20.20		11.60

Quarterly highs and lows
2001:
First quarter (starting February 7)	Ps.	11.23	Ps.	6.62	U.S.$	23.00	U.S.$	13.87
Second quarter		10.15		6.80		22.43		14.26
Third quarter		9.80		5.80		21.50		11.70
Fourth quarter		8.95		6.50		19.35		13.86
2002:
First quarter	Ps.	9.20	Ps.	8.12	U.S.$	20.20	U.S.$	17.00
Second quarter		9.10		5.90		19.35		12.10
Third quarter		7.15		5.60		14.59		11.60
Fourth quarter		7.75		6.15		15.60		11.75

Monthly highs and lows
2002:
January	Ps.	9.20	Ps.	8.44	U.S.$	20.20	U.S.$	17.95
February		8.82		8.12		19.00		17.00
March		9.10		8.30		19.75		17.80
April		8.88		8.40		19.35		18.00
May		9.10		8.38		18.91		17.25
June		8.20		5.90		16.95		12.10
July		7.00		6.20		14.59		12.51
August		7.00		5.60		14.00		11.60
September		7.15		6.50		14.06		11.96
October		6.95		6.15		13.82		11.75
November		7.65		6.50		15.60		12.99
December		7.75		7.25		15.05		13.90
2003:
January	Ps	8.02	Ps	7.45	U.S.$	15.50	U.S.$	13.50
February		7.75		6.94		14.04		12.57
March		7.70		7.31		14.60		13.05
April		8.70		7.20		16.91		13.50
May		9.40		8.70		18.20		16.50

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C. V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit. Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10.    Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and statutory auditors, see “Item 6—Directors, Senior Management and Employees.”

We amended our bylaws in July 2001 in order to comply with the amendments to the Securities Market Law and the National Banking and Securities Commission Law published on June 1, 2001 in the Diario Oficial (Official Gazette), which are designed, among other things, to protect the rights of minority shareholders.

On March 19, 2003, the CNBV published new general rules, the New Rules, for Mexican issuers, which codify the principal rules applicable to issuers and public offerings. The New Rules increased the obligations and responsibilities of the Audit Committee by requiring the committee’s opinion to delist or cancel the registration of the shares of a company and to authorize any changes to the accounting policies and practices, among other important provisions.

Pursuant to the New Rules, we must amend certain articles of our bylaws no later than December 31, 2003, principally to comply with the new requirements for the delisting and cancellation of the registration of our shares.

Organization and Register

América Móvil is a sociedad anónima de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of América Móvil from one type of company to another,

•	any merger of América Móvil,

•	the extension of our corporate life,

•	our voluntary dissolution,

•	a change in our corporate purpose,

•	a change in our state of incorporation,

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and

•	any action that would prejudice the rights of holders of L Shares and not prejudice the other classes of shares similarly.

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

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

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

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action, and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the Board of Directors, its chairman, its secretary, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the

Diario Oficial de la Federación (Official Gazette of the Federation) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

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

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See “—Preferential Rights of L Shares.”

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

•	first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and

•	second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon liquidation of América Móvil, holders of L Shares will be entitled to a liquidation preference equal to:

•	accrued but unpaid L Share preferred dividends, plus

•	0.025 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

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

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Diario Oficial de la Federación (Official Gazette of the Federation) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible. See “Description of American Depositary Shares—Share Dividends and Other Distributions” under Item 12.

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock.

AA shares can only be held or acquired by:

•	Mexican citizens,

•	Mexican corporations whose capital stock is held completely by Mexican citizens and whose articles of incorporation contain a foreigner exclusion clause,

•	Mexican corporations whose articles of incorporation provide that at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens, (ii) Mexican corporations whose articles of incorporation contain a foreigner exclusion clause or (iii) Mexican corporations that allow minority foreign participation,

•	Mexican credit and insurance companies,

•	Mexican investment companies operating under the Investment Companies Law and Mexican institutional investors as defined in the Mexican Securities Market Law, and

•	Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

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

Other Provisions

Variable capital.    We are permitted to issue shares constituting fixed capital and L Shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital L Shares, unlike the issuance of fixed-capital L Shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital L Shares, any holder of such shares would be entitled to redeem them at the holder’s option at any time at a redemption price equal to the lower of:

•	95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and

•	the book value of such shares at the end of the fiscal year in which the exercise of the option is effective.

The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

Forfeiture of shares.    As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction.    Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration.    América Móvil’s existence under the bylaws continues indefinitely.

Purchase of our own shares.    According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest.    A shareholder that votes on a business transaction in which its interest conflicts with América Móvil’s may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights.    Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Restrictions on Deregistration in Mexico.    Our shares are registered with the National Registry for Securities in Mexico, as required under the Securities Market Law and regulations issued by the CNBV. If we wish to cancel this registration, or if it is cancelled by the CNBV, stockholders holding the majority of our voting shares or having the power, on any basis, to control decisions at shareholders meetings or appoint the majority of the Board of Directors, will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price must be the higher of: (i) the average of the closing price for the shares on the Mexican Stock Exchange during the previous 30 trading days, and (ii) the book value of the shares in accordance with the most recent quarterly report submitted by us to the CNBV and the Mexican Stock Exchange. Within the five days prior to the commencement of the public offer, the Board of Directors, after taking into account the opinion of the Audit Committee, must publish its opinion regarding the offer price. In order to comply with the New Rules, we must amend certain articles of our bylaws by December 31, 2003.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “Shareholders’ Meetings.”

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that beginning in July 2005 we will be subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002.

Enforceability of Civil Liabilities

América Móvil is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See “Mexican Operations—Regulation” under Item 4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See “Mexican Operations,” “Non-Mexican Operations—Telecom Americas” and “Other Investments” under Item 4.

Our agreements with related parties are described in “Related Party Transactions” under Item 7.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Exchange Rates” under Item 3.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto (the “Tax Treaty”) between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it was incorporated in Mexico or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a nonresident of Mexico is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable laws.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs.

The sale of shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, LATIBEX or other securities markets approved by the Mexican Ministry of Finance and certain additional requirements are met. Sales or other dispositions of shares made in other circumstances generally would be subject to Mexican tax, except to the extent that a holder is eligible for benefits under an income tax treaty to which Mexico is a party.

The Mexican tax rules governing the taxation of gains of nonresident holders on dispositions of their shares or ADSs were amended during 2002. Nonresident holders who disposed of their shares or ADSs during 2002 should consult their own Mexican tax advisors on the Mexican tax treatment of such dispositions.

Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of shares, even if the sale is not carried out through an approved stock exchange, will not be subject to Mexican income tax, except that Mexican taxes may apply if such U.S. holder owned at least 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

For nonresident holders that do not meet the requirements referred to above, gross income realized on the sale or other disposition of shares will be subject to a 5% tax if the transaction is carried out through the Mexican Stock Exchange. Under certain circumstances, nonresident holders, alternatively, may elect to pay a 20% tax on the net income earned on these transactions.

If a corporation is a resident in a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained.

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

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America,

•	a corporation organized under the laws of the United States of America or any state thereof, or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder’s own tax advisor concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits (including earnings and profits that accrued to Telmex and were attributed to us in connection with the spin-off) with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividends tax rate in the light of their own particular circumstances. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The net amount of long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual U.S. holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is a corporation or other exempt holder, or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions.    A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions.    A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business, or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding.    Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2002, we had approximately Ps. 7.9 billion in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 36.9 billion in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 88% of our non-peso indebtedness was denominated in U.S. dollars. At December 31, 2002, we had approximately Ps. 38.6 billion of indebtedness bearing interest at floating rate. The consolidation of Comcel and Telecom Americas during 2002 significantly increased our financial assets and liabilities denominated in currencies other than Mexican pesos as compared to 2001 and consequently increased our exposure to interest rate and currency exchange risks.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2003, we have entered into interest rate swaps to hedge interest payments starting in 2005 under our U.S. dollar-denominated indebtedness bearing interest at floating rates. We have only hedged exposures associated with financial assets and liabilities.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss that would have resulted from a hypothetical, instantaneous 10% depreciation of the peso against all other currencies in which we hold our non-peso financial assets and liabilities as of December 31, 2002, would have been approximately Ps.2.9 billion. Such depreciation would have also resulted in additional interest expense of approximately Ps.27.5 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, instantaneous increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2002 would have resulted in additional interest expense of approximately Ps.332 million per year, assuming no change in the principal amount of such indebtedness.

The potential loss in the fair value of our fixed-rate financial assets at December 31, 2002, that would have resulted from the hypothetical, instantaneous increase of 100 basis points in the interest rates applicable to such financial instruments would have been approximately Ps.90 million. This potential loss would have been offset by a potential increase in the fair value of our fixed-rate financial liabilities at December 31, 2002 of approximately Ps.145 million, which would have resulted from that same increase in interest rates.

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

Item 15.    Controls and Procedures

Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

Item 18.    Financial Statements

See pages F-1 through F-75, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1

Amended and restated bylaws (estatutos sociales) of América Móvil, S.A. de C.V., dated as of August 20, 2001 (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-72960, filed on December 8, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-12962, filed on December 8, 2000).

3.1

Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1

Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F, File No. 001-16269, filed on February 5, 2001).

4.2

First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.3

Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

8.1	List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted instruments or agreements as the Commission requests.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements collectively account for 11% and 10% of total assets at December 31, 2001 and 2002, respectively, and 9%, 10% and 8% of total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively, of the related consolidated amounts, as well as the financial statements of certain affiliates in which the Company’s investment is stated at P. 20,568,442 at December 31, 2001, and the Company’s equity in their net loss is stated at P. 1,057,835 and P. 3,520,436 in 2000 and 2001. Those statements were examined by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the financial information of such subsidiaries and investees, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in México and the United States of América. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 20).

As described in Note 2 to the accompanying consolidated financial statements, effective January 1, 2000, the Company adopted the requirements of Mexican Accounting Principles Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. The effects are described in Note 17.

Mancera, S.C. A Member Practice of Ernst & Young Global /S/ FRANCISCO ALVAREZ DEL CAMPO C.P.C. Francisco Alvarez Del Campo

Mexico City, Mexico

February 25, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of América Central Tel, S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of América Central Tel, S.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these financial statements in accordance with International Auditing Standards and with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 2 to the consolidated financial statements at December 31, 2002, the company prepared these consolidated financial statements for the first time in conformity with International Accounting Standards (IAS), and, as required by provisions issued by the Standing Committee on Interpretations of IAS, it restated both its financial statements and retained earnings as of December 31, 2001. As more fully explained in note 2 to the consolidated financial statements, the effect of the mentioned restatement was charged to retained earnings.

International Accounting Standards (IAS) vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Guatemalan Quetzales for the years ended December 31, 2002 and 2001 and the determination of consolidated stockholders’ equity and consolidated cash flows also expressed in Guatemalan Quetzales at December 31, 2002 and 2001 to the extent summarized in Note 17 to the consolidated financial statements.

February 20, 2003, except for Note 17, which is dated March 4, 2003.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002, except for earnings per share)

	Year ended December 31,
	2000		2001		2002		Million of U.S. dollars 2002
Operating revenues:
Services:
Usage charges	P.	18,118,833	P.	27,144,404	P.	31,600,539	$3,064
Monthly rent		4,703,927		5,380,460		10,353,323	1,004
Long-distance		3,050,305		4,070,345		4,762,061	462
Other services		2,355,293		3,301,196		3,825,042	371
Telephone equipment sales:
Sales of handsets and accessories		3,582,070		3,825,251		6,920,417	671

		31,810,428		43,721,656		57,461,382	5,572

Operating costs and expenses:
Cost of sales		12,713,222		15,077,080		20,913,853	2,028
Cost of sales for services with related parties (Note 15)		3,545,617		3,675,557		3,498,696	339
Commercial, administrative and general		8,780,047		11,415,924		11,615,070	1,126
Commercial, administrative and general with related parties (Note 15)		435,090		349,932		632,120	61
Impairment of investments in affiliates (Note 8)				2,051,169		39,236	4
Depreciation and amortization (Notes 6 to 8) (includes P. 2,108,895, P. 3,549,280 and P. 5,776,978, for the years ended December 31 2000, 2001 and 2002, respectively not included in cost of sales)		3,264,966		4,732,373		8,277,641	803

		28,738,942		37,302,035		44,976,616	4,361

Operating income		3,071,486		6,419,621		12,484,766	1,211

Comprehensive financing income (cost):
Interest income		5,337,483		850,400		1,347,988	131
Interest expense		(855,708)		(1,094,963)		(2,346,022)	(227)
Interest expense with related parties (Note 15)		(325,032)		(6,337)		(55,031)	(5)
Exchange gain (loss), net		252,978		(367,447)		(1,468,135)	(143)
Monetary (loss) gain		(3,258,756)		(786,392)		2,762,316	268
Other financing income (cost), net				765,230		(1,225,106)	(119)

		1,150,965		(639,509)		(983,990)	(95)

Other income, net		1,060,555		407,052		259,752	24

Income before income tax and employee profit sharing		5,283,006		6,187,164		11,760,528	1,140

Provisions for:
Income tax (Note 17)		3,286,669		3,164,645		3,088,688	300
Employee profit sharing		179,598		201,670		194,580	18

		3,466,267		3,366,315		3,283,268	318

Income before equity in results of affiliates		1,816,739		2,820,849		8,477,260	822
Equity in net results of affiliates		(1,090,552)		(3,911,596)		(4,010,537)	(389)

Net income (loss)	P.	726,187	P.	(1,090,747)	P.	4,466,723	$433

Distribution of net income (loss)
Majority interest	P.	956,272	P.	(875,274)	P.	4,601,036	$446
Minority interest		(230,085)		(215,473)		(134,313)	(13)

Net income (loss)	P.	726,187	P.	(1,090,747)	P.	4,466,723	$433

Weighted average of common shares outstanding (in million)		14,222		13,199		13,123	13,123

Majority net income (loss) earnings per share	P.	0.067	P.	(0.066)	P.	0.350	$0.033

See accompanying notes

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

	December 31,
	2001		2002		Million of U.S. dollars 2002
ASSETS
Current assets:
Cash and short-term investments	P.	2,671,276	P.	9,149,736	$887
Marketable securities (Note 3)		10,463,206		1,452,440	141
Accounts receivable, net (Note 4)		4,633,509		6,273,627	608
Related parties (Note 15)		1,769,450		586,129	57
Inventories, net (Note 5)		3,602,490		3,007,784	292
Prepaid expenses and other current assets		664,634		890,213	86

Total current assets		23,804,565		21,359,929	2,071

Investments in affiliates and others (Note 8)		24,768,534		3,165,159	307
Plant, property and equipment, net (Note 6)		42,256,562		60,588,631	5,875
Licenses, net (Note 7)		2,615,390		15,374,134	1,491
Trademarks (Note 8)				6,537,011	634
Goodwill, net (Note 8)		4,499,914		6,024,696	584

Total assets	P.	97,944,965	P.	113,049,560	$10,962

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 12)	P.	6,663,349	P.	10,230,843	$992
Accounts payable and accrued liabilities (Notes 10 and 11)		10,094,376		10,941,355	1,061
Taxes payable		1,253,303		1,847,722	179
Related parties (Note 15)		340,573		105,996	10
Deferred revenues		1,562,309		2,699,863	262

Total current liabilities		19,913,910		25,825,779	2,504

Long-term debt (Note 12)		16,037,512		35,971,372	3,488
Deferred taxes (Note 17)		2,118,854		2,058,951	200
Deferred credits		17,739		552	—

Total liabilities		38,088,015		63,856,654	6,192

Stockholders’ equity (Note 16):
Capital stock		30,009,386		30,002,093	2,910
Retained earnings:
Prior years		32,375,467		28,804,499	2,793
Net (loss) income for the year		(875,274)		4,601,036	446

		31,500,193		33,405,535	3,239
Other accumulated comprehensive loss items		(2,443,090)		(15,392,718)	(1,493)

Total majority stockholders’ equity		59,066,489		48,014,910	4,656
Minority interest		790,461		1,177,996	114

Total stockholders’ equity		59,856,950		49,192,906	4,770

Total liabilities and stockholders’ equity	P.	97,944,965	P.	113,049,560	$10,962

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

	Investment of parent company		Capital Stock		Retained earnings								Other accumulated compre- hensive Loss items		Total majority stockholders’ equity		Minority interest		Compre- hensive income loss		Total stock- holders’ equity
					Reserve for pur- chase of company’s own shares		Legal reserve		Unappropriated		Total
Balances at December 31, 1999	P.	53,056,606					P.	146,704	P.	8,963,859	P.	9,110,563	P.	(720,543)	P.	61,446,626	P.	737,462			P.	62,184,088
Cumulative effects of accounting change										(1,972,951)		(1,972,951)		318,903		(1,654,048)						(1,654,048)
Increase in legal reserve								161,666		(161,666)
Increase in investment of parent company		9,067,614														9,067,614						9,067,614
Effect of spin-off (Note 1)		(62,124,220)	P.	30,031,274						32,092,946		32,092,946
Comprehensive income:
Net income for the year										956,272		956,272				956,272		(230,085)	P.	726,187		726,187
Other comprehensive income:
Effect of translation of foreign entities														(566,501)		(566,501)				(566,501)		(566,501)
Results from holding nonmonetary assets														187,783		187,783				187,783		187,783
Effect of current year deferred income tax on stockholders’ equity accounts														495,211		495,211				495,211		495,211
Minority interest																		1,826,676		1,826,676		1,826,676

Comprehensive income:																			P.	2,669,356

Balances at December 31, 2000				30,031,274				308,370		39,878,460		40,186,830		(285,147)		69,932,957		2,334,053				72,267,010
Increase in legal reserve								87,490		(87,490)
Increase in reserve for purchase of Company’s own shares					P.	10,792,499				(10,792,499)
Dividends paid										(598,552)		(598,552)				(598,552)						(598,552)
Cash purchase of Company’s own shares				(21,888)		(7,212,811)						(7,212,811)				(7,234,699)						(7,234,699)
Comprehensive income:
Net loss for the year										(875,274)		(875,274)				(875,274)		(215,473)	P.	(1,090,747)		(1,090,747)
Other comprehensive income:
Effect of translation of foreign entities														(363,254)		(363,254)				(363,254)		(363,254)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Cont.)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

	Investment of parent company	Capital Stock		Retained earnings								Other accumulated compre- hensive Loss items		Total majority stockholders’ equity		Minority interest		Compre- hensive income loss		Total stock- holders’ equity
				Reserve for pur- chase of company’s own shares		Legal reserve		Unappropriated		Total
Results from holding nonmonetary assets													(2,129,616)		(2,129,616)				(2,129,616)		(2,129,616)
Effect of current year deferred income tax on stockholders’ equity accounts													334,927		334,927				334,927		334,927
Minority interest																	(1,328,119)		(1,328,119)		(1,328,119)

Comprehensive income:																		P.	(4,576,809)

Balances at December 31, 2001			30,009,386		3,579,688		395,860		27,524,645		31,500,193		(2,443,090)		59,066,489		790,461				59,856,950
Dividends paid									(594,687)		(594,687)				(594,687)						(594,687)
Cash purchase of Company’s own shares			(7,293)		(2,101,007)						(2,101,007)				(2,108,300)						(2,108,300)
Comprehensive income:
Net income for the year									4,601,036		4,601,036				4,601,036		(134,313)	P.	4,466,723		4,466,723
Other comprehensive income:
Effect of translation of foreign entities													(14,485,059)		(14,485,059)				(14,485,059)		(14,485,059)
Results from holding nonmonetary assets													1,960,888		1,960,888				1,960,888		1,960,888
Effect of current year deferred income tax on stockholders’ equity accounts													(425,457)		(425,457)				(425,457)		(425,457)
Minority interest																	521,848		521,848		521,848

Comprehensive income:																		P.	(7,961,057)

Balances at December 31, 2002 (Note 16)		P.	30,002,093	P.	1,478,681	P.	395,860	P.	31,530,994	P.	33,405,535	P.	(15,392,718)	P.	48,014,910	P.	1,177,996			P.	49,192,906

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

	Year ended December 31,
	2000		2001		2002		Million of U.S. dollars 2002
Operating activities:
Net income (loss)	P.	726,187	P.	(1,090,747)	P.	4,466,723	$433
Add (deduct) items not requiring the use of resources:
Depreciation		2,375,645		3,771,521		6,180,189	599
Amortization		889,321		960,852		2,097,452	204
Deferred income tax		1,699,251		(288,822)		(366,412)	(36)
Deferred employee profit sharing		21,512
Impairment in affiliates				2,051,169		39,236	4
Equity in results of affiliates		1,090,552		3,911,596		4,010,537	389
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(1,739,199)		184,166		(1,640,118)	(160)
Prepaid expenses		(126,761)		(46,219)		(225,579)	(22)
Inventories		(1,237,151)		308,798		594,706	58
Increase (decrease) in:
Accounts payable and accrued liabilities		3,823,600		(2,044,010)		846,979	82
Related parties		(406,777)		(540,236)		948,744	92
Deferred revenues and credits		435,259		328,476		1,120,367	109
Taxes payable		(340,049)		966,726		594,419	58

Resources provided by operating activities		7,211,390		8,473,271		18,667,243	1,810

Financing activities:
New loans		10,851,491		21,135,607		40,252,863	3,903
Repayment of loans		(9,815,346)		(6,394,843)		(14,844,142)	(1,439)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares				(7,234,699)		(2,108,300)	(204)
Cash dividends paid				(598,552)		(594,687)	(58)
Effect of inflation and exchange rate differences on debt		(141,102)		(673,650)		(1,907,367)	(185)
Related parties		(3,072,627)
Increase in investment of parent company		9,067,614

Resources provided by financing activities		6,890,030		6,233,863		20,798,367	2,017

Investing activities:
Investment in plant, property and equipment		(16,399,548)		(11,699,676)		(24,512,258)	(2,377)
Investment in subsidiaries and affiliated companies		(17,836,478)		(15,856,776)		792,140	77
Investment in marketable securities		3,077,142		(8,699,265)		9,010,766	874
Initial cash from companies acquired		416,620				1,502,253	146
Investments in trademarks						(6,537,011)	(634)
Investment in licenses		(94,472)		(279,610)		(13,243,040)	(1,285)

Resources used in investing activities		(30,836,736)		(36,535,327)		(32,987,150)	(3,199)

Net (decrease) increase in cash and short-term investments		(16,735,316)		(21,828,193)		6,478,460	628
Cash and short-term investments at beginning of the year		41,234,785		24,499,469		2,671,276	259

Cash and short-term investments at end of the year	P.	24,499,469	P.	2,671,276	P.	9,149,736	$887

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

1.    Description of Business

a)    Telmex Spin-off

The spin-off by Teléfonos de México, S.A. de C.V. (Telmex) of the entities comprising América Móvil, S.A. de C.V. and its subsidiaries (collectively, the Company or América Móvil) was approved by Telmex stockholders at an extraordinary stockholders’ meeting held on September 25, 2000, at which time each holder of Telmex shares became the owner of an equal number of América Móvil shares of the corresponding class. As a result of the spin-off, América Móvil was established as a Mexican corporation, independent of Telmex, to which specified assets, liabilities and equity were transferred.

Prior to the spin-off, the entities comprising América Móvil operated independently of Telmex. Costs and expenses incurred or paid by Telmex on behalf of these entities were passed on to the respective companies. Telmex and Radiomóvil Dipsa, S.A. de C.V. (Telcel), a significant subsidiary of América Móvil, have extensive operational relationships including, among others, the interconnection of its respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the spin-off and have continued in effect without significant modification following the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

Neither Telmex nor América Móvil owns any capital stock in the other; however, both companies are controlled by the same group of shareholders. The relationship between Telmex and América Móvil is limited to: a) agreements related to the spin-off and b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as describe above.

b)    Acquisition of subsidiaries

During 2002 América Móvil, Bell Canada International, Inc. (BCI) and SBC International, Inc. (SBCI) initiated a restructuring of Telecom Américas, Ltd., exclusively for the purpose of maintaining equity investments in Brazilian cellular phone companies. Among other consequences, this restructuring resulted in the acquisition of Comunicación Celular, S.A. de C.V. and subsidiaries (Comcel) as of February 2002, as well as the Company’s acquisition of BCI and SBCI’s equity interest in Telecom Américas as of July 2002; consequently, the financial statements of Comcel and Telecom Américas have been consolidated with those of América Móvil since February and July, respectively. See Note 8 for additional information.

c)    Operations

América Móvil is a leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V. which operates under the trademark “Telcel”. América Móvil provides Mexico’s nationwide cellular telecommunications services.

Additionally, América Móvil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia and the United States.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

At December 31, 2001 and 2002 América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

Name of company	Location	Equity interest at December 31,
		2001	2002
Subsidiaries: (1)
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	100.0
TracFone Wireless, Inc.	USA	97.8	97.8
Telecom Américas, Ltd.: (2)	Bermuda	45.5	96.5
ATL-Algar Telecom Leste, S.A.	Brazil	26.8	96.5
Americel, S.A.	Brazil	34.1	78.1
Telet, S.A.	Brazil	35.3	78.6
Tess, S.A.	Brazil	45.5	96.5
América Central Tel, S.A. (ACT): (3)	Guatemala	94.9	96.9
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	93.8	96.0
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	93.8	96.0
Telglob, S.A.	Guatemala	99.9	99.9
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	99.9	99.9
Comunicación Celular, S.A. (Comcel): (4)	Colombia	35.3	95.7
Occidente y Caribe Celular, S.A.(Occel)	Colombia	28.6	95.2
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	61.3	80.6
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	27.3	60.0
Affiliates: (1)
CompUSA, Inc.	USA	49.0	49.0
Organización Recuperadora de Cartera, S.A. de C.V.	Mexico	45.0	45.0
Genesis Telecom C.A.	Venezuela	26.8	25.0
Iberbanda, S.A.	Spain	18.6	18.6
Network Access Solutions	USA	2.0	2.0
SBC International Puerto Rico, Inc.	Puerto Rico	50.0
Empresas Cablevisión, S.A. de C.V.	Mexico	49.0
ATL-Algar Telecom Leste, S.A.	Brazil	41.0

(1)	See Note 8 for a description of movements in subsidiaries and affiliates
(2)	The name “Telecom Américas” as used herein refers collectively to the companies ATL, Americel, Telet and Tess
(3)	Includes Nicaragua operations
(4)	The name “Comcel” as used herein refers to the companies Comcel and Occel

América Móvil through its subsidiaries has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Ecuador, Colombia, Argentina and Brazil. Such licenses will expire on various dates between the years 2008 and 2018.

Except as mentioned in the following paragraphs, the licenses granted to the company do not require royalty payments to the respective governments.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

As payment for the 800-megahertz (Band B) licenses awarded in Mexico, the Mexican Federal government receives a percentage of Telcel’s gross annual revenues ranging from 5% to 10% derived from the licenses awarded to Telcel in Mexico.

Under the terms of the concessions granted in Colombia, Comcel is required to make quarterly royalty payments to that country’s Ministry of Communications based on a percentage of its total revenues.

The subsidiary Telgua provides fixed-line telephone service.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States. TracFone’s revenues are also derived from the sale of cellular telephones and accessories. TracFone provides services within the continental United States.

In December 2002, the Mexican Federal government awarded Telcel a license to install, operate and manage basic radiotelephone domestic and international long-distance and data transmission services in Mexico. The term of the license is for 15 years, which may be extended at the discretion of the government.

In February 2003, ATL, Americel, Telet and Tess switched its original Band B cellular concessions, granted in 1997 and 1998 by the National Telecommunications Agency in Brazil (Anatel), from a mobile cellular communications system (SMC) to mobile access system (PCS). This change will allow those companies to exercise an option to extend the life of the licenses for an additional 15 years, upon payment of a certain fee.

2.    Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a)    Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Minority interest relates to the Company’s foreign subsidiaries.

b)    Revenue recognition

The Company’s revenues includes: usage charges, monthly rent, incoming interconnection, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid plans (calling cards) or under contract (post-payment), in both cases, airtime sales revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Except for Mexico and Colombia, monthly basic rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Revenues from interconnections, which consist of calls of other carriers that enter the Company’s own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue upon shipment, provided that there are no outstanding Company obligations and that collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Telgua’s revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

TracFone’s sales of airtime are deferred and recognized as revenues when a customer uses the air time. Revenues on the sale of handsets and accessories are recorded as described above.

c)    Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Colombia, Argentina, Brazil and the United States, which in the aggregate account for approximately 23%, 22% and 29% of the Company’s total operating revenues in 2000, 2001 and 2002 and approximately 35% and 58% of the Company’s total assets in 2001 and 2002, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

All balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations accounts were translated at the weighted average exchange rate for the year. The exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income. Translations adjustments are reflected in a separate stockholders’ equity caption known as “Effect of translation of foreign subsidiaries.”

At December 31, 2000, 2001 and 2002, translation losses aggregated P. 566,501, P. 363,254 and P. 14,485,059, respectively, and are included in stockholders’ equity under the caption other accumulated comprehensive income items.

The Company’s financial statements at December 31, 2000 and 2001, were restated to constant Mexican pesos with purchasing power at December 31, 2002 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

d)    Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the MIPA. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 6. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Average annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included In telephone plant	33%
Buildings	3%
Other assets	10 to 25%

Inventories are restated based on the Mexican National Consumer Price Index (NCPI), published by Banco de México. Due to the high turnover, it is estimated that inventories are presented at its replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other non-monetary assets were restated based on the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2002 aggregates Ps. 15,842, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, deferred taxes allocated to equity, net of inflation and the effect of translation of foreign entities.

The net monetary position (loss) gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of operations under the caption Comprehensive financing income (cost).

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

e)    Cash and short-term investments

Cash and short-term investments are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired, stated at cost plus accrued interest, not in excess of market value.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

f)    Marketable securities

This caption includes government bonds and equity securities held for trading purposes and valued at market. In 2001, also includes notes and corporate bonds which were classified as available-for-sale securities carried at market value, with the unrealized gains and losses reported in the statement of operations.

g)    Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

h)    Leasehold improvements

These investments are restated based on the NCPI and consist of costs incurred in remodeling the building where the Company’s offices are located. Amortization is computed over a 3-year period which in general corresponds to the term of the lease agreement.

i)    Licenses

The licenses to operate wireless telecommunications networks are amortized using the straight-line method over the term of the license. The licenses to operate wireless mobile (PCS) in México, Guatemala, Ecuador, Colombia, Brazil and Argentina are being amortized in periods ranging from 15 to 20 years.

j)    Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent expert using the discounted cash-flow techniques. Trademarks relate principally to subsidiaries over which the Company acquired control in 2002 (Telecom Américas and Comcel trademarks) See Note 8.

k)    Equity investments in affiliates

The investment in shares of affiliates in which the Company has significant influenced and holds an equity interest of 10% or more is valued using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and the stockholders’ equity of the investees at the time such results are determined. See Note 8.

l)    Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of acquired subsidiaries and affiliates and is amortized using the straight-line method over a ten-year period.

m)    Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

n)    Employee benefits obligations

The cost of seniority premiums is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit -credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, issued by the Mexican Institute of Public Accountants (see Note 10). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

o)    Income tax and employee profit sharing

Requirements of Mexican Accounting Principles Bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing”, issued by the MIPA, went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 17 for additional information.

The new bulletin did not significantly affect how employee profit sharing is accounted for.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

p)    Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P. 1,565,823, P. 1,820,584 and P. 1,485,927, for the years ended December 31, 2000, 2001 and 2002, respectively.

q)    Comprehensive income (loss)

In conformity with Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive loss in América Móvil consists of current year net income or loss shown in the statement of operations plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, minority interest and the effect of deferred taxes applied directly to stockholders’ equity.

r)    Earnings per share

The Company determined earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, Earnings per share, issued by the MIPA. To determine the average weighted number of shares issued and outstanding in 2001 and 2002, the number of shares held by the Company have been excluded from the computation.

s)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

t)    Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Móvil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company’s customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 60%, 67% and 56% of the Company’s aggregate interconnection expenditures in its cellular network for the years ended December 31, 2000, 2001 and 2002, respectively, represented services rendered from one supplier; approximately 75%, 75% and 80% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 90% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

u)    Financial instruments

The Company follows the requirements of Bulletin C-2, Financial Instruments, issued by the MIPA, which, established the rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for those instruments that are considered to be and that actually function as asset and liability hedges.

With the aim of reducing its financing costs, the Company uses derivatives such as cross currency swaps. Those instruments have been recorded at their market value, and changes on the market value have been taken to income.

v)    Recent pronouncements

In January 2002, the MIPA issued the new Bulletin C-8, Intangible Assets (C-8), which is effective for fiscal years beginning on or after January 1, 2003, and defines intangible assets as costs incurred and rights or privileges acquired that generate a future economic benefit. Bulletin C-8 defines research and development expenses and specifies that only development expense may be amortized into expenses of a future period.

Also, this Bulletin specifies that intangible assets with indefinite useful lives, excluding those that have been recorded previously are not to be amortized, but instead evaluated annually for impairment. Goodwill and intangible assets with defined useful lives must be amortized over such useful lives.

The Company will adopt the requirements of Bulletin C-8 in 2003, and has concluded that its trademarks have an undefined useful life and, accordingly, they will be evaluated annually for impairment. Consequently, the effects of adopting this new accounting bulletin are not expected to have an important effect on the Company’s financial position or on its results of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

In December 2001, the MIPA issued Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, which is effective for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin C-9 replaces the previous Bulletin C-9, Liabilities, and Bulletin C-12, Contingencies and Commitments, and, among other things, is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new debt issue.

Although the effects of adopting this new accounting pronouncement have not been quantified, management does not believe they will have a material effect on the Company’s financial position or on its results of operations.

w)    Convenience translation

United States dollar amounts as of December 31, 2002 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2002, as a matter of mathematical computation only, at an exchange rate of P. 10.3125 to US$ 1.00, the December 31, 2002 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

x)    Reclassifications

Some amounts shown in the 2000 and 2001 financial statements have been reclassified for uniformity of presentation with 2002.

3.    Marketable Securities

A summary of marketable securities as of December 31, 2001 and 2002 is as follows:

	2001		2002
	Cost	Fair Value	Cost	Fair Value
Corporate bonds	P. 2,989,861	P. 3,204,774
Notes	5,843,595	6,006,732
Government bonds	789,015	806,473	P. 1,167,839	P. 1,247,525
Equity securities	445,227	445,227	463,307	204,915

	P.10,067,698	P. 10,463,206	P. 1,631,146	P. 1,452,440

During 2002, net unrealized losses on marketable securities were P. 178,706. Net unrealized gains of P. 395,508 in 2001, of which P.378,050 were from available-for-sale securities (P. 79,863 in 2000). Net realized gains on trading securities for 2002 totaled P. 115,924 (P. 263,728 and P. 288,325 in 2000 and 2001).

In 2003, the Company sold its government bonds. A net gain of P. 29.2 million was realized. During 2001, the Company sold part of its government bonds that held at December 31, 2000, producing a loss of P. 606,202.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

4.    Accounts Receivable

Accounts receivable consists of the following:

	2001		2002
Subscribers	P.	2,343,896	P.	2,995,495
Cellular operators for interconnections		337,148		391,486
Retailers		1,616,769		2,502,712
Creditable taxes		128,843		347,568
Other		357,656		460,177

		4,784,312		6,697,438
Less: Allowance for doubtful accounts		(150,803)		(423,811)

Total	P.	4,633,509	P.	6,273,627

Activity in the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 was as follows:

	2000		2001		2002
Opening balance as of December 31	P.	(166,760)	P.	(359,691)	P.	(150,803)
Additions charged to costs and expenses		(331,562)		(148,181)		(643,189)
Deductions to reserve for write-offs		138,631		357,069		370,181

Ending balance	P.	(359,691)	P.	(150,803)	P.	(423,811)

5.    Inventories

Inventories consist of the following:

	2001		2002
Cellular telephones and accessories	P.	3,630,753	P.	3,039,824
Less:
Reserve for obsolete inventory		(28,263)		(32,040)

Net	P.	3,602,490	P.	3,007,784

6.    Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2001		2002
Telephone plant and equipment	P.	34,845,919	P.	65,256,053
Land and buildings		4,799,466		6,762,094
Other assets		7,076,407		11,558,170

		46,721,792		83,576,317
Accumulated depreciation		(14,126,876)		(27,816,895)

Net		32,594,916		55,759,422
Construction in progress and advances to equipment suppliers		7,530,202		3,858,628
Inventories for use in construction of the telephone plant		2,131,444		970,581

Total	P.	42,256,562	P.	60,588,631

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Included in plant, property and equipment are the following assets held under capital leases:

	2001		2002
Assets under capital leases	P.	46,334	P.	43,361
Accumulated depreciation		(39,816)		(42,352)

	P.	6,518	P.	1,009

b) Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was P. 2,375,645, P. 3,771,521 and P.6,180,189, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2001 and 2002 this caption was restated as follows:

•	The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

•	The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2002, approximately 74% of the value of the telephone plant, property and equipment (88% in 2001) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2001 and 2002, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2001		2002
Telephone plant and equipment	P.	37,513,216	P.	67,037,473
Land and buildings		5,187,901		6,022,435
Other assets		7,373,383		11,585,348

		50,074,500		84,645,256
Accumulated depreciation		(14,417,181)		(27,784,330)

Net		35,657,319		56,860,926
Construction in progress and advances to equipment suppliers		7,530,202		3,858,628
Inventories for use in construction of the telephone plant		2,131,444		970,581

Total	P.	45,318,965	P.	61,690,135

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

7.    Licenses

As of December 31, 2001 and 2002 licenses are as follows:

	2001		2002
Investment	P.	3,768,824	P.	19,209,187
Accumulated amortization		(1,153,434)		(3,835,053)

Total	P.	2,615,390	P.	15,374,134

The increase in licenses, is due to the valuation of licenses obtained as a result of corporate acquisitions during 2002 (See Note 8).

Amortization expense for the years ended December 31, 2000, 2001 and 2002 was P. 255,407, P. 294,429 and P. 484,296, respectively.

8.    Investments

An analysis at December 31, 2001 and 2002 is as follows:

	2001		2002
Investments in:
Affiliates	P.	24,183,676	P.	2,799,484
Other investments		584,858		365,675

Total	P.	24,768,534	P.	3,165,159

I.    Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2001 and 2002, and a brief description of major acquisitions is as follows:

	2001		2002
CompUSA, Inc.	P.	4,138,041	P.	2,341,627
Organización Recuperadora de Cartera S.A. de C.V. (ORCA)		450,660		457,857
Telecom Américas Ltd.(1)		13,703,102
ATL-Algar Telecom Leste, S.A.(1)		2,997,879
SBC International Puerto Rico, Inc.		2,190,979
Empresas Cablevisión, S.A. de C.V.		703,015

Total	P.	24,183,676	P.	2,799,484

(1)	See equity investments in subsidiaries.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Financial statements highlights of the affiliated companies as of December 31, 2001 and 2002 are as follows:

	December 31, 2001
	Telecom Américas, Ltd.		CompUSA, Inc.		SBC International Puerto Rico, Inc.
Balance sheet:
Current assets	P.	8,657,575	P.	6,987,777	P.	2,030,282
Noncurrent assets		61,742,432		10,109,436		9,401,310
Current liabilities		26,800,871		5,582,746		5,535,337
Noncurrent liabilities		18,132,792		3,502,803		1,882,732
Minority interest		1,420,164
Statement of operations:
Revenues		4,572,793		40,126,832		2,595,805
Gross profit (loss)		2,439,248		(815,312)		1,870,971
Net loss		(9,124,415)		(1,024,283)		(228,346)

	December 31, 2002
	CompUSA, Inc		ORCA (unaudited)
Balance sheet:
Current assets	P.	7,084,203	P.	335,359
Noncurrent assets		6,179,570		861,884
Current liabilities		5,907,650		166,781
Noncurrent liabilities		2,966,483		12,990
Minority interest
Statement of operations:
Revenues		39,614,860		1,262,195
Gross profit		8,458,766		968,963
Net loss		(4,160,166)		(112,140)

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico) to SBCI for US$ 106 million in cash and an option for US$ 173 million expiring in three years to acquire from SBCI its interest in Telecom Américas.

In June 2002, the Company exercised the option and in July 2002 it acquired 11.9% of the shares of Telecom Américas owned by SBCI at that date. This acquisition required no payment by the Company. A gain of P. 10,790 was recognized as a result of this transaction which is included under the caption “Other income net” in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49% equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries in a public offering through the Mexican Stock Exchange for P. 1,987,087, realizing a gain of P. 1,283,130 on the sale, which is included under the caption “Other income net” in the statement of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

At December 31, 2001 and 2002, the Company charged P. 2,051,169 and P. 39,236, respectively, to results of operations for the impairment in the value of non-strategic affiliates ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire in 2001 and Eurotec, S.A. in 2002.

The equity in the 2001 net loss of Telecom Américas includes an impairment to the value of this company’s subsidiaries in the amount of P. 1,234,885, which is presented under the caption equity in net results of affiliates.

The Company’s equity in the net loss of CompUSA at December 31, 2002 includes an impairment of its goodwill as reported in its financial statements of P. 2,055,608, which is included in the caption “Equity in net results of affiliates”.

II.    Investments in subsidiaries

An analysis of the most important equity investments in subsidiaries is as follows:

As explained in detail in subsequent paragraphs, during 2002, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company’s financial statements in the month following the acquisition date through December 31, 2002.

All of the Company acquisitions were recorded using the purchase method. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	Historical amount at acquisition date
	Telecom Américas		Comcel		Total
Current assets	P.	2,435,731	P.	1,768,050	P.	4,203,781
Fixed assets		7,799,518		2,425,596		10,225,114
Licenses		11,503,294		2,463,257		13,966,551
Other assets		3,640,325		378,190		4,018,515
Goodwill		15,902,141		2,347,431		18,249,572
Less:
Current liabilities		8,034,752		2,826,944		10,861,696
Long-term debt		4,891,172		7,000,347		11,891,519

Net assets (liabilities)	P.	28,355,085	P.	(444,767)	P.	27,910,318

% participation acquired		51%		93.42%

Net assets acquired	P.	14,461,093	P.	—	P.	14,461,093
Amount paid		5,190,734		4,904,010		10,094,744

Goodwill negative (positive) generated	P.	9,270,359	P.	(4,904,010)	P.	4,366,349

Through appraisals made by independent experts, the Company determined the fair value of its plant and equipment and the value of trademarks acquired. Consequently, goodwill in both Telecom Americas and Comcel and the negative and (positive) goodwill shown in the preceding table were applied as follows:

	Historical amount at acquisition date
	Telecom Américas		Comcel
Goodwill at the beginning	P.	15,902,141	P.	2,347,431
Goodwill (negative) positive generated for the acquisitions		(9,270,359)		4,904,010
Amount applied to trademarks		(4,558,125)		(1,788,488)
Amount applied to plant and equipment		(2,073,657)		(2,477,090)

Remaining goodwill	P.	—	P.	2,985,863

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

a) Telecom Américas

a) Incorporation and additional capital contributions

In November 2000, the Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Américas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture.

América Móvil contributed to Telecom Américas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste S.A. (“ATL”) (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina.

BCI contributed notes for approximately US$ 964 million to Telecom Américas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A., a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Génesis Telecom, C.A. a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As mentioned previously, as part of the formation of Telecom Américas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1,007.5 million, respectively, subject to cancellation. On July 13, 2001, BCI and América Móvil cancelled notes for a total of US$ 275 million and US$ 141 million, respectively.

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$ 107 million, US$ 97 million and US$ 30 million, respectively, to cover obligations of its affiliates through Telecom Américas.

As a result of these transactions, BCI’s equity interest in Telecom Américas was reduced to 41.7% (from 44.27%); América Móvil’s equity interest was increased to 45.5% (from 44.27%) and SBCI’s equity interest was increased to 12.8% (from 11.46%).

b) Restructuring and additional capitalizations

In February 2002, Telecom Américas was restructured to maintain exclusively investments in cellular companies in Brazil. According to the agreement, América Móvil transferred to Telecom Américas its 41% equity interest in the Brazilian ATL plus US$ 80 million in cash; Telecom Américas transferred its 77.1% and 60% equity interest in Comcel and Techtel respectively to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. BCI, SBCI and AM’s equity interest in TA did not change as a result of the restructuring.

In April 2002, Telecom Américas issued to a financial investor 1,844 convertible preferred shares with no voting rights, which at that date represented 6.9% of the capital stock of Telecom Américas. The preferred shares may be converted to common shares at any time at option of the holder. Preferred share have no voting rights, or right to representation in the board of directors meetings. As of 2006, holders will have the right to sell half the preferred shares back to Telecom Américas at a price based on the preferred settlement plus interest at a nominal rate and, likewise, as of 2006, the Company will have the right to purchase half of the share at the same price.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

c) Purchase of the equity investments of BCI and SBCI

As previously mentioned, in January 2002, SBCI provided the Company the option to acquire SBCI’s equity investment in Telecom Américas. America Móvil exercised this option in June 2002 and acquired a 11.9% equity interest in Telecom Américas.

In May 2002, América Móvil acquired BCI’s 39.1% equity interest in Telecom Américas at that date. The purchase price was approximately US$ 370 million, which consisted of US $150 million in cash and a non-bearing interest promissory note in the amount of US $220 million payable in March 2003.

The early payment of its obligations to BCI enabled the Company to obtain a discount of US $8 million which is included under the caption “Other income net”.

As a result of the previously mentioned transactions and new capitalizations, at December 31, 2002, América Móvil has a 96.5% equity interest in Telecom Américas.

The wireless property of Telecom Américas in Brazil includes the Band B cellular operations of ATL, Tess, Telet and Americel. ATL operates in the states of Río de Janeiro and Espírito Santo; Tess operates in the State of Sao Paulo (both in the outlying areas and in metropolitan Sao Paulo); Telet operates in the State of Rio Grande do Sul; and Americel operates in seven states in the Midwestern and northern regions of Brazil.

In November 2002, Telecom Américas incorporated three new companies in Brazil—Alecan Telecomunicaciones, Ltda., Albra Telecomunicaciones, Ltda. and Stemar Telecomunicaciones, Ltda—to operate and manage the new D and E band licenses awarded by the Brazilian government.

b) Comcel

Comunicación Celular S.A. (Comcel) and Occidente y Caribe S.A. (Occel) provide wireless telecommunications service in Colombia’s eastern and western regions, respectively. América Móvil acquired its investment in Comcel and Occel in 2002 as a result of the restructuring of Telecom Américas and increased its interest to the present levels through a series of capitalized investments made in 2002. The Company currently holds a 95.7% equity interest in Comcel and a 95.9% equity investment in Occel. Occel operates under the trade name “Comcel”.

c) Techtel—LMDS Comunicaciones Interactivas

América Móvil holds a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), which, in turn, controls Techtel, a company that provides video and data transfer, as well as added value telecommunications services. América Móvil acquired its equity interest in Techtel in 2002 as a result of the restructuring of Telecom Américas.

During 2002, America Móvil invested approximately US$ 154 million to acquire minority interests in Conecel, Comcel, and ACT. As a result, the Company increased its equity interest in these subsidiaries by approximately 19.3%, 11.6% and 2.0%, respectively.

Other minor acquisitions made by the Company in 2001 and 2002 aggregated P. 87,610 and P. 340,000, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

The results of operations of the acquisitions made in 2000, 2001 and 2002 have been included in the Company’s financial statements from the month following the date of acquisition through the end of the period presented.

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2000, 2001 and 2002 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information is not intended to indicate what the effect on the Company would have been had the transactions in question actually occurred, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated América Móvil for the years ended December 31,
	2000	2001	2002
Operating revenues	P. 32,623,054	P. 48,670,726	P. 61,694,350
Net income (loss)	957,267	(5,996,350)	4,223,816
Earnings (loss) per share (in Mexican Pesos)	0.067	(0.454)	0.321

III.    Goodwill

An analysis of goodwill at December 31, 2001 and 2002 is as follows:

	2001		2002
Goodwill:
Subsidiaries	P	.5,174,142	P	.8,889,162
Affiliates		486,687

		5,660,829		8,889,162
Accumulated amortization		(1,160,915)		(2,864,466)

	P	.4,499,914	P	.6,024,696

Amortization expense for the years ended December 31, 2000, 2001 and 2002 was P. 633,914, P. 666,423 and P.1,613,156, respectively.

9.    Financial Instruments

As part of its currency hedging strategy, the Company uses derivative instruments to minimize the potential impact of exchange differences. During 2002, the Company acquired short-term exchange hedges in the amount of USD 175 million; the Company recognized a charge on these hedges in current year results of operations in the amount of P. 156,600 recorded under the caption exchange (gain) loss, net.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

With the aim of reducing its financing costs, the Company has contracted cross currency swaps whereby, during the terms of the agreements or on previously established dates, cash flows are exchanged between the parties in the amount obtained by applying the agreed rates to the specified base amount. Swaps are recorded in results of operations at their market value. At December 31, 2002, the Company had cross currency swaps for a base amount of US$ 208.8 million. The Company had no instruments of this type at December 31, 2000 and 2001.

10.    Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. No contributions were made to the fund in 2000, 2001 and 2002.

The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel’s employees.

An analysis of the net period cost for 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Service cost	P.909	P.1,325	P.1,699
Financial cost of projected benefit obligations	156	215	327
Expected return on plan assets	(174)	(205)	(236)
Amortization of actuarial gain	(17)	(27)	(21)

Net period cost	P.874	P.1,308	P.1,769

The change in the pension plan benefit obligation is as follows:

	2001	2002
Benefit obligation at the beginning of the year	P.3,310	P.4,872
Service cost	1,325	1,699
Interest cost	215	327
Actuarial gain	(4)	(393)
Benefits paid	26	(28)

Benefit obligation at the end of the year	P.4,872	P.6,477

An analysis of the seniority premium reserve at December 31, 2001 and 2002 is as follows:

	2001	2002
Projected benefit obligation	P.4,872	P.6,477
Plan assets	(2,620)	(2,648)
Transition asset	61	53
Actuarial gain	879	1,014

Net projected liability	P.3,192	P.4,896

Unfunded accumulated benefit obligation	P.2,252	P.3,829

Accumulated benefit obligation	P.4,872	P.6,477

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

The current net liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2001	2002
Fair value of plan assets at beginning of year	P.2,433	P.2,620
Real investment return	187	28

Fair value of plan assets at end of year	P.2,620	P.2,648

	2001	2002
Funded status	P.(2,252)	P.(3,829)
Unrecognized net actuarial gain	(879)	(1,014)
Unrecognized net transition asset	(61)	(53)

Net amount recognized	P.(3,192)	P.(4,896)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2000, 2001 and 2002 are presented below:

	2000	2001	2002
Discount rate	6.8%	6.8%	6.8%
Expected return on plan assets	6.8	6.8	6.8%
Rate of compensation increase	1.9	1.9	1.9%

11.    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2001	2002
Suppliers	P.8,706,772	P. 7,104,892
Guarantee deposits	419,971	329,168
Accrued expenses	727,812	2,583,287
Interest payable	224,376	894,456
Others	15,445	29,552

Total	P.10,094,376	P.10,941,355

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

12.    Debt

The Company’s long-term debt consists of the following:

	2001					2002
Currency	Items	Rate	Maturity from 2002 to	Total 2001		Rate	Maturity from 2003 to	Total 2002
Dollars
	Credits with exim Banks	L+.20 to L+1.65	2008		P.7,290,227	L+.20 to L+1.65	2009	P.	8,452,503
	Syndicated loans(3)	L+.625 to L+1.00	2005		4,831,705	L+.75 to L+1.35	2007		10,312,500
	Fix rate securities(1)					3.62%	2004		3,748,635
	Lines of Credits	L+.625 to L+1.50	2006		4,192,551	L-.34 to L+1.50	2006		7,378,588
	Suppliers	4.98% to 7.81%	2003		570,652	3.1675% to 10%	2004		619,049
	Others					UMBNDES 4.5% to UMBNDES 5.0%	2008		752,810

	Subtotal Dollars				16,885,135				31,264,085
Mexican Pesos
	Domestic senior notes (“Certificados Bursátiles”)	(5)	2006		5,285,000	(4)	2009		10,001,352
	Lines of Credit	8.02%	2003		528,500	TIIE28 +.70	2004		800,000

	Subtotal Mexican Pesos				5,813,500				10,801,352
Reais
	Syndicated loans					TJLP + 2.80% to TJLP +5.00%	2007		2,186,250
	Fix rate securities					CDI + 1.20	NA		890,196
	Purchase of Licenses					12% + Inflation	2010		887,463

	Subtotal Reais								3,963,909
Others Currencies(2)
	Lines of Credit					9%	2003		171,717
	Financial Leasing	8.75%	2003		2,226	13%	2004		1,152

	Subtotal Other currencies				2,226				172,869

	Total Debt				22,700,861				46,202,215
	Less: short-term debt and current portion of long-term debt				6,663,349				10,230,843

	Long term debt			P	.16,037,512			P.	35,971,372

1)	Includes BCI’s note for P. 1,753,125, which does not bear interest and was paid in March 2003.
2)	Other currencies includes Quetzales.
3)	The syndicated loan for US $ 400 million is guaranteed by Telcel, América Móvil and Telgua.
4)	10.40% a 11.33%; TIIE28 + .35; Cetes91 + 1.05 a Cetes91 + 1.08; Cetes182 + 1.00 a Cetes182 + 1.20
5)	11.33%; TIIE28 + .35; Cetes182 + 1.20

The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at December 31, 2002 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 7.98% (5.23% at December 31, 2001).

The short-term debt at December 31, 2002 in the aggregate amount of P. 7,109,454 consists of Domestic Senior Notes in the amount of P. 1,750,000, fixed rent securities of P. 2,643,221, syndicated and other loans of

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

P. 2,716,233, at a weighted average interest rate of 6.7% (P. 4,280,410 in 2001, consisting of lines of credit of P. 2,461,183, syndicated loans of P. 966,341 and other loans of P. 852,886, at a weighted average interest rate of 4.21%).

Maturities of long-term debt at December 31, 2002 are as follows:

Years	Amount
2004	P.	8,425,312
2005		12,405,937
2006		7,837,500
2007		4,650,937
2008 and thereafter		2,651,686

Total	P.	35,971,372

Lines of credit guaranteed by Export Credits Agencies

During 2001 and 2002, the Company opened lines of credit up to US$ 1,080 million guaranteed by Export Credit Agencies to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at the LIBOR rate plus 0.20% or LIBOR plus 1.25% and have maturities between 2005 and 2009.

Syndicated loans

During 2001 and 2002, the Company entered into syndicated loan agreements for US$500, US$ 200 and US$ 400 million.

With respect to the first loan of US$ 500 million, US$ 100 million was repaid in 2002 and the remaining US$ 400 million is due in January 2005, bearing interest at the LIBOR rate plus 1.0%.

The second loan for US$ 200 million is due in May 2005, bearing interest at the LIBOR rate plus 1.0%.

The last loan for US$ 400 million has been structured into three tranches (credits A, B and C for US$121, US$137 and US$142 million, respectively) with maturities in 2003, 2005 and 2007, bearing interest at the LIBOR rate plus 0.75%, LIBOR rate plus 1.10% and LIBOR rate plus 1.35%, respectively.

BNDES

At December 31, 2002, ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Brazilian development bank Banco Nacional de Desenvolvimiento Económico e Social (“BNDES”). These loans are principally denominated in reais, with a portion indexed to US dollars. The principal amount of the loan is approximately R$750 million plus the equivalent in reais of approximately US$ 73 million in foreign currencies. Maturity dates of credits in reais are from 2006 to 2008 and bear interest at a floating rate established by the Brazilian Central Bank (TJLP) plus a spread from 2.80% to 5.0%.

Purchase of licenses

As previously mentioned (see Note 8), in November de 2002 the Company purchased from the Brazilian government licenses to operate and manage wireless communications services in the “D” and “E” bands. The

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

equivalent price for such licenses was US$ 116.7 million, of which the Company has paid the equivalent of P. 421.8 million. The outstanding balance will be paid in six equal annual installments. The first payment will be made in November 2005, restated based on the Brazilian general price index and bears interest at the annual rate of 12%.

Domestic Senior Notes (“Certificados Bursatiles”)

In August 2001 and January 2002, the National Securities Commission authorized the Company to establish two programs for the issuance of domestic senior notes guaranteed by Telcel for Ps. 5,000 million each.

During 2001, the Company made three issues of the first program of P. 1,500, P. 1,750 and P. 1,750 million, with maturities in 2006, 2003 and 2006 respectively, bearing interest at the annual rate of 11.33%, “TIIE” rate at 28 days plus 0.35% and CETES at 182 days plus 1.20%, respectively.

During 2002, the Company made seven issues of the second program for amounts ranging from P. 400 to P. 1,250 million, with maturities ranging from 3 to 7 years. Three issuances bear a fixed annual interest rate ranging from 10.40% to 10.45% and the remaining four issuances bear a floating interest rate established as a percentage of the CETES rate.

The above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios, taking on additional debt and selling off certain Group assets, among others. At December 31, 2002, the Company has met all of these requirements.

At December 31, 2002, 84% of total outstanding consolidated debt is guaranteed by Telcel.

13.    Foreign-Currency Position and Transactions

a) At December 31, 2001 and 2002, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency
	2001	2002
Assets
US dollar	1,753,925	379,641
Quetzal	1,007,472	431,953
Reais		1,941,403
Colombian peso		240,504,850
Liabilities
US dollar	(2,422,604)	(3,709,686)
Quetzal	(1,067,537)	(1,107,026)
Reais		(1,540,374)
Colombian peso		(288,604,674)

The exchange rates used to translate the above-mentioned amounts into Mexican pesos were P. 9.14 and P. 10.31 per US dollar at December 31, 2001 and 2002, respectively, and P. 1.15 and P. 1.34 per quetzal; P. 3.94 and P. 2.91 per real and P. 0.0041 and P. 0.0035 and per Colombian peso, respectively. At February 25, 2003 the exchange rate of the Mexican peso relative to the US dollar, quetzal, real and Colombian peso were P. 11.05 per US dollar, P. 1.40 per quetzal, P. 3.06 per real and P. 0.004 per Colombian peso.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

b) In the years ended December 31, 2000, 2001 and 2002, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (reais, quetzals and Colombian pesos) were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars
	2000	2001	2002
Net settlement revenues	648,211	1,048,464	1,711,259
Interest income	52,046	62,867	108,469
Interest expense	58,431	90,514	147,529
Operating costs and expenses	801,096	1,655,682	2,423,335
Other products (expense), net		95,808	(110,778)

14.    Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Amount
2003	P.	1,161
2004		22
2005

Total		1,183
Less interest		(31)

Present value of minimum rental payments		1,152
Less current installments		1,130

Long-term obligations at December 31, 2002	P.	22

b) As of December 31, 2002, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years. Rent charged to expenses in 2000, 2001 and 2002 aggregated, P. 181,770, P. 238,111 and P. 331,518, respectively. Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

Year ended December 31,	Amount
2003	P.	275,755
2004		260,067
2005		260,035
2006		260,035
2007 and thereafter		260,035

	P.	1,315,927

c) Under Mexican legislation, Telmex remains jointly and severally liable for any obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning September 25, 2000, the spin-off

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telmex of such liability and approving the spin-off. In addition, Telmex has the following specific obligations:

Telmex has guaranteed the indebtedness of ATL Algar Telecom Leste, S.A. under certain credit facilities, for up to US$104.3 million. América Móvil has agreed to indemnify Telmex for any liability under these guarantees.

Telmex has guaranteed certain obligations of Iberbanda, S.A.(formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. América Móvil has agreed to indemnify Telmex for any liability derived from these guarantees.

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex is obligated to indemnify and hold America Movil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex’s spin-off; and America Movil is obligated to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by América Móvil as a result of Telmex’s spin-off.

Telcel

d) In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to COFECO, the Mexican Federal Competition Commission, for alleged monopolistic practices. In July 2001, COFECO ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Certain administrative proceedings were commenced in January, June and July 2001 by COFECO against Telcel for alleged monopolistic practices related to the wireless telecommunications industry. In May 2002, COFECO ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, COFECO ruled against such appeal. Telcel filed a lawsuit against such ruling in January 2003, resolution of which is still pending.

With respect to the administrative proceeding commenced in June, COFECO ruled against Telcel in January 2003. Telcel will appeal such ruling shortly.

Finally, with respect to the administrative proceeding commenced in July, COFECO will issue its ruling shortly.

If Telcel is unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

CompUSA

e) In 2000, COC Service Limited filed a lawsuit against CompUSA and other defendants, including James Halpin, the Company’s former CEO. The suit alleges, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for the case commenced on January 16, 2001 and concluded on February 8, 2001, with the jury ruling against CompUSA and requiring payment of actual damages of US $ 90 million and exemplary damages of US $ 94.5 million. The verdict also awarded actual and punitive damages of US $ 90 million and US $ 175 million against Mr. Halpin. Actual and punitive damages were also awarded against the other defendants.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

In March 2001, CompUSA appealed this judgment and in May 2001, the court issued a ruling in favor of CompUSA indicating that COC was not entitled to payment of any damages by either CompUSA or Mr. Halpin, having granted the motion for judgment notwithholding the verdict.

The court ruled against the other defendants. COC has appealed the court ruling in favor of CompUSA and Mr. Halpin. The other defendants have appealed the judgment against them. CompUSA and its legal counsel believe that CompUSA has significant grounds for a successful defense of COC’s appeal.

At December 2002, no amount has been accrued for this matter as it is not possible to estimate the possible loss or range of loss that might be incurred.

If CompUSA or Mr. Halpin are not successful in defense of their position on appeal, the financial position and results of operations of CompUSA could be materially and adversely affected.

Telgua

f) In June 2000, the executive branch of the Guatemalan government issued statements concerning Empresa Guatemalteca de Telecomunicaciones (“Guatel”), the Guatemalan state agency that conducted the privatization of Telgua. The statements indicated that certain actions of Guatel during the privatization of Telgua were contrary to the interests of the Guatemalan State.

In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, and certain other parties involved in the privatization of Telgua seeking reversal of such privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and American Central Tel, S.A. (“ACT,” formerly Luca, S.A.), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of this settlement agreement, which was executed on October 31, 2001, Telgua agreed, among other things: (i) to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years, to consist of an investment of at least 1,950 million quetzales (approximately US $ 246 million), and (ii) to establish a total of 380,000 public, mobile and rural telephone and internet lines. In addition, as part of the settlement agreement, ACT agreed to pay Guatel the sum of US $ 350 million, which was the balance owed under the agreement for the sale of Telgua shares between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment.

On October 31, 2001, (i) ACT paid Guatel a total of US$ 452 million, corresponding to the balance owed under the agreement for the sale of Telgua shares, plus accrued interest as of such date, and (ii) Guatel instructed Citibank N.A. to release the collateral consisting of 95% of the capital stock of Telgua, which was pledged in 1998 as guarantee of payment of the sales price for the shares of Telgua.

Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua have agreed to abandon all pending litigation and related actions with respect to this matter.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

ITI-GEDO

Judicial proceedings were commenced in the United States District Court for the Sourthern District of New York in March 2001 by International Telecom, Inc (“ITI”) against Generadora Eléctrica de Oriente, S.A. (“GEDO”), Antonio Jorge Alvarez and Telgua, alleging breach of contract, tortuous interference with contract and fraud in connection with an international telecommunications service agreement. On March 26, 2002, the court granted Telgua’s motion to dismiss the case against it for lack of jurisdiction, finding that Telgua has insufficient contacts with New York to subject it to jurisdiction in that forum. On May 28, 2002, the court denied ITI’s motion for reargument of the case. In December 2002, the court entered a default judgment against GEDO and Mr. Álvarez, and assigned the case to a magistrate judge to determine damages. The magistrate is expected to issue a ruling on damages by June 2003. Once damages have been established by the court, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

Comcel

Value Added Tax

g) The Colombian tax authorities have required Comcel to amend its income tax returns in connection with sales reported during 1994 and 1995, contending that Comcel has not declared the value-added taxes on cellular activation fees. The amount claimed by the tax authorities as of December 31, 2002, including fines and interest, amounted to approximately 19 billion Colombian pesos. In the opinion of Comcel, all the income has been appropriately declared and the Company has paid the value-added tax for all the periods in question; therefore, Comcel has made no provisions for this contingency.

Voice/IP

On March 13, 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of 234 million Colombian pesos. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. Comcel requested an administrative review of the decision, which was denied in June 2000. Comcel’s appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001, and it remains pending in the Colombian courts. The long distance operators estimated their damages to be US $70 million, an assertion currently being evaluated by the SIC. A final decision is expected in March 2003. At December 31, 2002, Comcel has booked a US$ 3 million provision for this contingency as Comcel believes that could be the possible loss or range of loss that might be incurred.

Nokia Guaranty

On December 31, 2002, América Móvil and Sercotel granted a payment guarantee to Nokia OYJ with respect to payment of obligations assumed by Comcel under the Agreement to Provide Equipment and Render Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology executed by and between Comcel and Nokia OYJ. The total amount guaranteed is of approximately US$80 million.

Conecel

Nokia Guaranty

h) On December 31, 2002, América Móvil and Sercotel granted a payment guarantee to Nokia OYJ with respect to payment obligations assumed by Conecel under the Agreement to Provide Equipment and Render Related Services for a Cellular Telephone Network using GSM/GPRS/EDGE Technology Agreement executed among Conecel and Nokia OYJ. The total amount guaranteed is of approximately US$45 million.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Minority Put Option

Pursuant to the Put Option Agreement dated as of March 8, 2000, minority stockholders are entitled to require the Company to acquire their interest in Wireless Ecuador, LLC subject to certain conditions. As of December 2002, such minority stockholders are still entitled to require the Company to acquire (i) during the first quarter of 2004, up to 75% of their interest in Wireless Ecuador, LLC at the put option exercise date; and (ii) during the first quarter of 2006, up to 95% of their interest in Wireless Ecuador, LLC at the put exercise date.

The exercise price shall be the price per capital unit (“Unit”) valid at the time the option is exercised, multiplied by the number of Units that Cempresa sells to the Company. If there are no events that modify the price per unit, such price shall be US$363.00, which is the result of multiplying US$1.21 (price per share of Conecel) by the result of dividing 300,000,000 (the number of shares owned by Wireless Ecuador of Conecel) by 1,000,000 (the number of Units of Wireless Ecuador). The following are considered events that modify the price per Unit: (i) The merger or consolidation of Wireless Ecuador or Conecel; (ii) the spin-off or split-up of Wireless Ecuador or Conecel; and (iii) the capitalization or change in the type of Units or shares of Wireless Ecuador or Conecel which modifies the number or value of such shares.

ATL—Algar Telecom Leste

i) In the final quarter of 2001, the Company replaced Williams Communications, Inc. as Guarantor of one third of a loan granted by Banco Nacional de Desenvolvimiento Económico y Social of Brazil “BNDES” to ATL.

Tess and ATL—Algar Telecom Leste

j) There is a dispute between the Brazilian Agência Nacional de Telecomunicações-ANATEL (“ANATEL”) and the affiliates Tess S.A. (“Tess”) and ATL—Algar Telecom Leste S.A. (“ATL”) with respect to the calculation of inflation-related adjustments due under such companies’ concession agreements. Payment of the concession price under each of such agreements was due 40% upon execution of the agreement and 60% in three equal annual installments (subject to inflation-related adjustments and interest) starting in 1999. Both companies have made the concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged differences. The companies have filed actions in the Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL in October 2001 and subsequently ATL filed appeals, which are pending. No ruling has been handed down to date in respect of the action filed by Tess. The aggregate contested amounts were approximately R$378 million (including potential penalties and interest) (P. 1,102) at December 31, 2002.

Arbros

k) In May 2001, América Móvil guaranteed a bank loan to ARBROS for up to US$100 million. In May 2002, the Company had to face such liability and paid US$100 million to Credit Suisse, which were recorded under the caption other income, net. The Company has substituted in all the rights of Credit Suisse under such credit agreement and currently analyzes different actions for the recovery of part or the totality of such amount.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

15.    Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2001 and 2002. All of the companies are considered as América Móvils’ affiliates, as the Company’s principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,
	2001		2002
Accounts receivable:
Telecom Americas, Ltd.	P.	1,149,556
Teléfonos de México, S.A. de C.V.		532,734	P.	486,864
Sanborns Hermanos, S.A. de C.V.		42,177		60,860
Sears Roebuck, S.A. de C.V.		25,502		20,272
Teléfonos del Noroeste, S.A. de C.V.		11,398		16,156
Seguros Inbursa, S.A. de C.V.		3,967
Others		4,116		1,977

	P.	1,769,450	P.	586,129

Accounts payable:
América Telecom, S.A. de C.V.			P.	44,473
Fuerza Guardina Inbursa, S.A. de C.V.				22,560
Consorcio Red Uno, S.A. de C.V.				18,151
Alquiladora de Casas, S.A. de C.V.	P.	237,438		206
Carso Global Telecom, S.A. de C.V.		41,796
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.		8,891		318
Others		52,448		20,288

Total	P.	340,573	P.	105,996

b) Marketable securities in 2001, include P. 6,006,732 and P. 1,893,128 of notes and corporate bonds issued by related parties.

Interest earned on such instruments for the years ended December 31, 2000, 2001 and 2002 were P. 3,270,918, P. 386,433 and P. 78,240, respectively.

c) In the years ended December 31, 2000, 2001 and 2002 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2000		2001		2002
Revenues:
CPP interconnection fees(1)	P.	5,959,262	P.	8,099,766	P.	8,412,366
Costs and expenses:
Payments of long-distance, circuits and others(2)		3,545,617		3,675,557		3,498,696
Commercial, administrative and general:
Advertising		142,294		455,618		449,904
Others, net		292,796		(105,686)		182,216
Interest expense		325,032		6,337		55,031

(1)

Interconnection fees from the “Calling Party Pays” program (CPP): incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2)	Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; c) leases of buildings and other cellular space.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space, and has the right to install its interconnection equipment.

e) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain subsidiaries.

16.    Stockholders’ Equity

a) The shares of América Móvil were authorized and issued pursuant to the Telmex stockholders’ meeting on September 25, 2000 approving the spin-off (see note 1a). Capital stock at December 31, 2000, 2001 and 2002, is represented by 14,010 million, 13,199 million and 12,916 million common shares with no par value, respectively, representing the fixed portion of capital.

An analysis of the shares at December 31, 2002 is as follows:

Millions of shares
3,647	Series AA voting shares
291	Series A voting shares
8,978	Series L limited voting rights

12,916

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

The Company’s bylaws permit the holders of series L shares to exchange such shares, in certain circumstances, for series AA shares, commencing January 1, 2001. During 2001, a total of 605 million series L shares were exchanged for series AA shares.

Of the full voting stock of the Company, series AA shares represented 92.61% and series A shares represented 7.3% at December 31, 2002.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

c) On April 27, 2001, the stockholders approved a dividend of P. 0.040 per share, to be paid in four installments of P. 0.010 per share in June, September and December 2001 and in March 2002.

On April 27, 2002 the stockholders declared a dividend of P. 0.044 per share, to be paid in four installments of P. 0.011 per share, respectively, in June, September and December 2002 and in March 2003.

d) At a regular stockholders’ meeting held on March 30, 2001, it was decided to establish a reserve of five billion pesos (historical amount) for the purchase of the Company’s own shares. On July 31, 2001, the stockholders approved an increase of additional five billion pesos (historical amount) to the reserve.

At December 31, 2001 and 2002, the Company purchased 807 and 281.6 million, respectively, series “L” shares for P. 7,192,029 and P. 2,095,310 (P. 6,662,635 and P. 2,038,972 historical) and 4 and 1.9 million series “A” shares for P. 42,670 and P. 12,990 (P. 38,999 and P. 12,641, historical).

Under the Securities Trading Act, amended starting June 1, 2001, it is no longer required to create a reserve for the repurchase of the Company’s own shares. The Company’s own shares that have been purchased since this change were acquired using the reserve.

e) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

17.    Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V. (the Company’s subsidiary) is excluded from this tax consolidation.

2) Asset tax for the years ended December 31, 2000, 2001 and 2002 was P. 74,511, P. 110,435 and P. 1,304,913, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the year ended December 31, 2002, was determined on a consolidated basis.

3) The statutory income tax rate for 2000, 2001 and 2002 was 35%, However, corporate taxpayers had the option of deferring a portion, so that the tax payable in 2000 and 2001 represented 30% of taxable income. The deferred portion of the tax had to be controlled in the so-called “net reinvested tax profit account” (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax, was eliminated.

Since in 2000 and 2001, the Company opted for this tax deferral, earnings will be considered to be distributed first from the “CUFINRE” account and any excess will be paid from the “net tax profit account” (“CUFIN”) so as to pay the 5% deferred tax.

At December 31, 2002, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 25,673,184, P. 6,234,073, respectively. These amounts are for América Móvil, computed on a stand a lone basis.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

In addition, through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385.

The cumulative effect of the adoption of Bulletin D-4 at the beginning of the year 2000 was the recognition of a deferred tax liability and a debit to stockholders’ equity in the amount of P. 1,654,048.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000		2001		2002
Current year income tax of Mexican Subsidiaries	P.	1,457,211	P.	3,338,121	P.	3,183,201
Current year income tax of foreign Subsidiaries		130,207		115,346		271,899
Deferred income tax of Mexican Operations		1,699,251		(288,822)		(366,412)

Total	P.	3,286,669	P.	3,164,645	P.	3,088,688

5) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31
	2000	2001	2002
Statutory income tax rate in Mexico	35.0%	35.0%	35.0%
Financing costs	3.8	1.8	0.2
Goodwill	0.2	0.7	0.5
Impairment on affiliates		1.0
Sale of affiliates			(4.5)
Others	5.4	5.4	(2.9)

Effective tax rate for Mexican operations	44.4	43.9	28.3

Revenues and costs from foreign subsidiaries	17.8	7.3	(2.0)

Effective tax rate	62.2%	51.2%	26.3%

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:

	December 31,
	2001		2002
Deferred tax assets
Liability provisions	P.	(467,086)	P.	(1,155,073)
Other		(80,803)		(66,804)
Deferred revenues		(341,135)		(469,774)
Tax loss carryforwards		(388,459)		(5,455,178)

		(1,277,483)		(7,146,829)
Deferred tax liabilities
Fixed assets		1,376,373		1,811,578
Inventories		1,049,721		696,148
Licenses		588,006		561,364

		3,014,100		3,069,090
Valuation allowance		382,237		6,136,690

Deferred income tax liability	P.	2,118,854	P.	2,058,951

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

The Company’s foreign subsidiaries account for deferred taxes based on Statement of Financial Accounting Standards No. 109 (SFAS-109). Valuation allowances for deferred tax assets of these companies have been established (see Note 20).

On January 1, 2002, a annual one-percentage point decrease in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect of this tax rate change on the determination of deferred taxes in future years will represent a credit to result of operations of approximately P. 130 million.

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2000, 2001 and 2002 was 10% of taxable income.

b)    Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax (loss) income and tax provisions of these subsidiaries in 2000, 2001 and 2002 were P. (1,306,290), P. (2,356,407) and P. 1,279,846 and P. 130,207, P. 115,346 and P. 271,899, respectively.

At December 31, 2002, America Móvil’s foreign subsidiaries, principally Telecom Américas and Comcel, have available tax loss carryforwards in conformity with the tax regulations of their respective countries aggregating approximately P. 13,860 and P. 4,971 million, respectively.

The available tax loss carryforward in Brazil has no expiration date; however, the carryforward in a given year may be for no more that 30% of taxable income.

Tax losses in Colombia will expire in 2003 and 2007.

18.    Segments

América Móvil operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations in Mexico, Guatemala, Ecuador, Brazil, Argentina, Colombia and United States. The accounting policies of the segments are the same as those described in Note 2.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

The following summary shows the most important segment information

	Mexico Corporate	Mexico (Telcel)		Guatemala (includes Nicaraguan operations)		Ecuador		Colombia	Brazil	Argentina		U.S.A.		Eliminations	Consolidated total

December 31, 2000

Operating revenues	P. 15,705	P.	24,562,107	P.	3,810,139	P.	362,201			P.	17,310	P.	3,042,966	P.	P.	31,810,428

Depreciation and amortization	133,190		1,458,424		931,536		465,591						376,455	(100,230)		3,264,966

Operating loss income	(186,219)		5,228,613		302,587		(447,129)				(120,635)		(2,151,504)	445,773		3,071,486

Interest paid	11,059		2,000,238		517,782		73,025				7,432		19,423	(1,448,219)		1,180,740

Segment assets	100,378,040		37,141,931		9,699,807		4,224,137						1,968,401	(56,406,151)		97,006,165

Plant, property and equipment, net	219,413		26,036,141		7,765,266		1,734,352						367,923			36,123,095

Goodwill, net	1,184,492				1,888,263		4,035,129						1,154,779	(528,067)		7,734,596

Licenses, net			1,904,054		326,615		399,540									2,630,209

December 31, 2001

Operating revenues	25,344		36,276,951		4,237,925		819,940						4,567,221	(2,205,725)		43,721,656

Depreciation and amortization	147,666		2,580,000		1,076,898		621,573						338,998	(32,762)		4,732,373

Operating loss income	(432,064)		7,111,722		1,292,326		(525,756)						(3,016,145)	1,989,538		6,419,621

Interest paid	1,034,651		4,699,411		518,639		122,577							(5,273,978)		1,101,300

Segment assets	72,118,097		110,690,539		27,298,614		4,033,886						1,436,117	(117,632,288)		97,944,965

Plant, property and equipment, net	580,440		32,152,464		7,723,645		1,301,948						498,065			42,256,562

Goodwill, net	1,066,772		482,693		789,497		1,950,328						700,454	(489,830)		4,499,914

Licenses, net			1,779,063		517,354		318,973									2,615,390

December 31, 2002

Operating revenues	48,835		46,007,279		7,260,372		1,251,027	3,692,183	3,189,924		47,164		4,079,664	(8,115,058)		57,461,382

Depreciation and amortization	288,837		3,833,522		1,241,304		456,935	898,948	1,767,320				245,948	(455,173)		8,277,641

Operating loss income	(283,341)		11,866,614		1,683,649		317,432	342,302	(717,669)		42,615		(332,453)	(434,383)		12,484,766

Interest paid	4,951,837		7,871,648		737,496		53,956	306,064	10,768		9,711			(11,540,427)		2,401,053

Segment assets	244,603,297		120,085,034		25,825,335		4,223,079	9,125,522	40,260,000		778,792		1,245,959	(333,097,458)		113,049,560

Plant, property and equipment, net	858,154		38,190,447		9,144,358		1,479,622	2,739,859	6,466,195		899,155		404,155	406,686		60,588,631

Goodwill, net	1,574,868				2,851,470		1,968,660	1,557,629			264,210		482,141	(2,674,282)		6,024,696

Trade marks and patents	6,537,011															6,537,011

Licenses, net			1,630,064		574,939		293,521	2,196,878	10,678,511		221					15,374,134

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

19.    Subsequent Events

a) In January, 2003, América Móvil made a public placement on the Mexican capital market of P. 1,000 million in floating-rate securities redeemable in three years. These instruments were issued as part of a third P. 5,000 million program registered by América Móvil with the NBSC.

b) On January 29, 2003, the Company issued the equivalent of P. 701.2 million of long-term bonds in the Colombian market. These bonds bear annual interest at the real rate of 7.5%.

c) In February 2003, the Company acquired from Millicom Cellular International a 95% equity interest in the Colombian mobile telephone company Celcaribe, S.A, which operates in the Caribbean region of Colombia, for approximately P. 990 million.

d) In February 2003, Telcel obtained final relief from the proceedings filed against it with respect to the non-deductibility of certain items. As a result, the Company will receive an income tax refund for those items paid in excess in 2001 of approximately P. 817 million.

e) In March 2003, the Company closed an agreement with BellSouth Corporation and Verbier to acquired from these companies a 95% equity interest in BSE, S.A., which operates in the northeast region of Brazil, for approximately P. 1,908 million.

20.    Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

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

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and resources provided by operating and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 7,077,279, P. 8,092,009 and P. 11,589,429, for the years ended December 31, 2000, 2001 and 2002, respectively.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

(including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards No.95 (SFAS No. 95), “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2000		2001		2002
Operating activities:
Net (loss) income	P.	(452,492)	P.	(644,552)	P.	5,806,700
Depreciation		2,665,679		4,325,161		6,723,903
Amortization		889,321		960,852		1,103,296
Excess of contributed company over cost				(102,867)		(966,536)
Deferred taxes		2,064,160		(771,517)		116,519
Monetary effect		3,258,756		786,392		(2,762,316)
Equity in results of affiliates, minority interest and others		860,467		3,696,123		3,876,224
Effect of exchange rate differences on debt		(141,102)		(673,650)		(1,907,367)
Marketable securities		3,077,142		512,240		9,010,766
Change in operating assets and liabilities		408,922		(842,300)		2,239,518

Resources provided by operating activities		12,630,853		7,245,882		23,240,707
Financing activities:
New loans		10,851,491		21,135,607		40,252,863
Repayment of loans		(12,887,973)		(6,394,843)		(14,844,142)
Increase in parent investment		9,181,950
Purchase of Company’s own shares and cash dividend paid				(7,522,473)		(2,502,987)

Resources provided by financing activities		7,145,468		7,218,291		22,905,734

Resources used in investing activities		(35,739,131)		(36,669,518)		(38,592,111)

Effect of inflation accounting		(983,522)		68,236		(1,075,870)

Net (decrease) increase in cash and short term investments		(16,946,332)		(22,137,109)		6,478,460
Cash and short-term investments at beginning of year		41,754,717		24,808,385		2,671,276

Cash and short-term investments at end of year	P.	24,808,385	P.	2,671,276	P.	9,149,736

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2000		2001		2002
Interest expense	P.	718,627	P.	526,856	P.	2,425,916
Income tax		989,367		2,256,016		3,810,269
Employee profit sharing		102,753		148,359		193,144

Cash flows from purchases and sales of trading securities during 2000 were P. 2,185,744 and P. 5,304,437, respectively. Cash flows from purchases and sales of trading securities during 2001 were P. 10,220,661 and P. 1,709,840, respectively. Cash flows from purchases and sales of trading securities during 2002 were P. 1,460,590 and P. 10,121,356, respectively.

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

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

As a result of this comparison, plant, property and equipment and stockholders’ equity increased by P. 3,062,392 in 2001 and P. 1,101,504 in 2002 and depreciation expense increased by P. 235,196 in 2000, 459,697 in 2001 and P. 400,966 in 2002.

Accrued Vacation Pay:

For purposes of the attached consolidated financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2000, 2001 and 2002, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Excess of contributed company over cost

In 2000, under Mexican GAAP, the excess value of ATL when contributed to Telecom Américas, in the amount of P. 1,073,928, was considered as a gain and included under the caption other income, net. For U.S. GAAP purposes, the Company was amortizing this negative goodwill over a ten-year period, until December 31, 2001.

As a result of the application of Statement 141 in 2002, the Company included as a cumulative effect of accounting change in the 2002 U.S. GAAP reconciliation the write off the unamortized negative goodwill at December 31, 2001, which amounts to P. 966,536.

Also, in 2002 the remaining percentage of América Móvil’s interest in ATL was contributed to Telecom Américas. Under Mexican GAAP, the excess value of ATL in the amount of P. 619,000 was considered as a gain and included under the caption other income, net. For US GAAP purposes since this is considered as a step acquisition, this excess was considered as negative goodwill and netted with the positive goodwill of the other ATL shares acquired in previous years.

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Note 2 under Mexican GAAP, Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financing and tax reporting purposes. The cumulative effect derived from the adoption of Bulletin D-4 at the beginning of 2000 for P. 1,654,048 was charged to stockholders’ equity.

Statement of Financial Accounting Standards No. 109 (SFAS No. 109) “Accounting for Income Taxes,” requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Bulletin D-4 did not significantly change the accounting for employee profit sharing, of which the deferred portion is determined by the partial liability method of accounting under which deferred employee profit sharing is provided for identifiable, non-recurring temporary differences (i.e., those that are expected to reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse. To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense have to be considered as operating expenses.

The deferred tax adjustments included in the net income and stockholders’ equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The effect of income tax and employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets is applied as an adjustment to stockholders’ equity. The related accumulated amount at December 31, 2001 and 2002 that decreased equity was P. (1,079,211).

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Significant components of deferred taxes under U.S. GAAP at December 31, 2001 and 2002 are as follows:

	2001						2002
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes

Deferred tax assets:

Tax loss carry forwards	P.	388,459	P.	174,806	P.	563,265	P.	5,455,178			P.	5,455,178

Accrued liabilities		379,493		108,428		487,921		1,261,305	P.	136,793		1,398,098

Deferred revenues		341,135		97,467		438,602		469,774		134,221		603,995

Others		27,763		8,722		36,485		70,135		9,849		79,984

Valuation allowance		(391,832)		(176,325)		(568,157)		(6,136,690)		(84,247)		(6,220,937)

Total deferred tax assets		745,018		213,098		958,116		1,119,702		196,616		1,316,318

Deferred tax liabilities:

Fixed assets		(1,997,740)		(571,018)		(2,568,758)		(3,281,057)		(608,178)		(3,889,235)

Inventories		(1,049,720)		(299,921)		(1,349,641)		(696,148)		(198,900)		(895,048)

Licenses		(588,007)		(168,002)		(756,009)		(561,365)		(160,390)		(721,755)

Others		(76,766)		(21,932)		(98,698)		(3,933)		(1,124)		(5,057)

Total deferred tax Liabilities		(3,712,233)		(1,060,873)		(4,773,106)		(4,542,503)		(968,592)		(5,511,095)

Net deferred tax liabilities	P.	(2,967,215)	P.	(847,775)	P.	(3,814,990)	P.	(3,422,801)	P.	(771,976)	P.	(4,194,777)

For Mexican GAAP purposes, as earlier discussed in Note 17, deferred income tax liabilities of P. 2,118,854 and P. 2,058,951 were recognized at December 31, 2001 and 2002.

Employee Benefits Obligations:

The Company recognizes the cost for seniority premiums on the basis of actuarial computations. The Company’s funding policy has been in accordance with the projected unit credit method based on the provisions of Bulletin D-3 issued by the Mexican Institute of Public Accountants for recording labor obligations by employers. This bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87. The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

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

Disclosure about Fair Value of Financial Instruments:

In accordance with Statement of Financial Accounting Standards No. 107 (SFAS No. 107), “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2001 and 2002. As of December 31, 2001, the carrying value of total debt is P. 22,698,635 and P. 46,201,063 in 2002; the fair value is P. 22,862,998 at December 31, 2001 and P. 44,394,604 at December 31, 2002.

As of December 31, 2002, the estimated fair value of the cross currency swaps and the short-term exchanged hedges amounts to P. 2,137,456 and P. 1,715,253 , respectively. The Company had no instruments of this type at December 31, 2000 and 2001.

Impairment of Assets:

Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. As mentioned in Note 8, during 2001, the Company recognized an impairment equal to 100% of the carrying value of its equity investments in ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire through a charge to operations of P. 2,051,169.In addition, the equity in the 2001 net loss of Telecom Américas includes the equity share of the impairment on the value of its subsidiaries, as recognized by Telecom Américas of P. 1,234,885, which is presented in the statement of operations under the caption equity in result of affiliates companies.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No.144 supersedes FAS No.121 but retains SFAS No. 121’s fundamental provisions for (i) recognition/measurement of long lived assets to be held and used and (ii) measurement of long-lived assets to be disposed. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, “Reporting the results of operations” for a disposal of a segment business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. As mention in Note 8, during 2002, the Company recognized an impairment equal to 100% of the carrying value of its equity investment in Eurotec, S.A. through a charge to operations of P. 39,236.

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders’ equity, immediately after total majority stockholders’ equity. Under US GAAP, minority interest is generally presented out of stockholders’ equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders’ equity, decreasing its total stockholders’ equity by P. 790,461 and P. 1,177,996 at December 31, 2001 and 2002, respectively. In addition, minority interest as reported under Mexican GAAP in the statement of operations by P. 230,085, P. 215,473 and P. 134,313 in 2000, 2001 and 2002, respectively has been excluded from the income statement reconciliation.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Reporting Comprehensive Income:

Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. Statement No. 130 requires the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities, to be included in other comprehensive income.

Cumulative effects of the deficit from restatement of stockholder’s equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities included in comprehensive income at December 31, 2002, that increased (decreased) stockholder’s equity are P. 676,875, P. (254,830) and P. (15,498,562), respectively.

Accounting for Derivative Instruments and Hedging Activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a “hedge” as defined in SFAS 133 for which certain special accounting treatment is permitted.

The principal difference between SFAS 133 and Bulletin C-2 affecting the company relates to the requirements to apply for hedge accounting. SFAS 133 provides very specific requirements to qualify for hedge accounting at inception and during the term of the hedging relationship. Under Bulletin C-2, hedge accounting is permitted when the Company has the intent to hedge and the derivative instrument has similar risk characteristics to the underlying asset or liability being hedged.

As of December 31, 2002, the were no differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company, due to the fact that for US GAAP purposes, the Company’s derivatives instruments did not qualify as a hedge; therefore, the fair value must be recorded in the balance sheet and the changes in fair value recognized directly to earnings.

Unrealized gains and losses

In accordance with Statements of Financial Accounting Standard No.115 (SFAS No. 115) “Accounting for Certain Investments in Debt and Equity Securities” unrealized gains for available-for-sale securities shall be excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain is realized it is recognized in the statement of operations.

Net Gain on sale to affiliate

In 2002, the Company recognized its equity in results of affiliates a gain P. 219,301 (América Móvil’s equity interest) derived from the sale of assets from CompUSA to Organización Recuperadora de Cartera, S.A. (ORCA). Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain is considered as additional paid in capital for US GAAP purposes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

In addition, the excess value paid by ORCA on such sale, was considered as goodwill and is being amortized over a ten-year period. During 2002, ORCA amortized P. 54,292 (América Móvil’s equity interest); therefore, a net adjustment of P. 165,009, is included in the US GAAP reconciliation.

Business Combinations and Goodwill and Other Intangible Assets:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations, including intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company applied Statement 142 in 2002. Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of P. 1,613,156. Had the Company adopted FAS 142 in 2000 and 2001, the nonamortization of goodwill in such years would have decrease the net loss by P. 633,914 and P. 666,423 respectively.

Additionally, the equity in the net loss of CompUSA at December 31, 2002, includes an impairment of its goodwill as reported in its financial statements of P. 2,055,608, which is included under the caption equity in net results of affiliates.

Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company’s financial position or results of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2000		2001		2002
Net income (loss) as reported under Mexican GAAP	P.	726,187	P.	(1,090,747)	P.	4,466,723
U.S. GAAP adjustments:
Capitalized interest or net financing cost		330,063		412,421		63,622
Depreciation of capitalized interest		(54,838)		(93,943)		(142,748)
Accrued vacation pay		(91,730)		(36,420)		(34,590)
Deferred income tax on U.S. GAAP adjustments		46,586		311,247		(580,944)
Deferred employee profit sharing on U.S. GAAP adjustments		(22,394)		97,119		(169,152)
Deferred employee profit sharing		(389,101)		74,329		267,165
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(235,196)		(459,697)		(400,966)
Minority interest		230,085		215,473		134,313
Unrealized gains on securities				(378,050)		378,050
Excess of contributed company over cost, net		(1,073,928)		107,393
Non-amortization of goodwill						1,613,156
Application of additional negative goodwill of ATL to goodwill						(619,000)
Net gain on sale to affiliate						(165,009)
Effect of accounting change						966,536
Effects of inflation accounting on U.S. GAAP Adjustments		81,774		196,323		29,544

Total U.S. GAAP adjustments, net		(1,178,679)		446,195		1,339,977

Net (loss) income under U.S. GAAP	P.	(452,492)	P.	(644,552)	P.	5,806,700

Weighted average of common shares outstanding as of December 31, (in million):		14,222		13,199		13,123

Net (loss) income per share under U.S. GAAP (in pesos):	P.	(0.032)	P.	(0.049)	P.	0.442

After giving effect to the foregoing adjustments for accrued vacation pay, amortization of the excess of contributed company over cost, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill and the application of additional goodwill, as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 2,098,630, P. 5,906,732 and P. 12,804,051 in 2000, 2001 and 2002, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2002)

	December 31,
	2001		2002
Total stockholders’ equity under Mexican GAAP	P.	59,856,950	P.	49,192,906
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		1,205,924		1,269,535
Accumulated depreciation of capitalized interest or net financing cost		(265,982)		(408,730)
Accrued vacation pay		(181,995)		(205,780)
Deferred income tax from US GAAP		232,017		(348,098)
Deferred employee profit sharing from US GAAP		50,292		(103,410)
Deferred employee profit sharing		(899,234)		(605,107)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		(1,079,211)		(1,079,211)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		3,062,392		1,101,504
Minority interest		(790,461)		(1,177,996)
Non-amortization of goodwill				1,613,156
Application of additional negative goodwill of ATL to Goodwill				(619,000)
Net gain on sale to affiliate				(165,009)
Excess of contributed company over cost		(966,536)

Total U.S. GAAP adjustments, net		367,206		(728,146)

Total stockholders’ equity under U.S. GAAP	P.	60,224,156	P.	48,464,760

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Under U.S. GAAP at December 31, 2001 and 2002

(Thousands of Constant Pesos with purchasing power as of December 31, 2002)

					Retained earnings
	Parent investment		Capital Stock		Reserve for purchase of Company’s own		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income (loss)		Comprehensive (loss)		Total
Balances at December 31, 1999	P.	53,725,604					P.	148,554	P.	6,311,751	P.	6,460,305	P.	121,950			P.	60,307,859
Increase in legal reserve								163,704		(163,704)
Increase in parent investment		9,181,950																9,181,950
Effect of spin-off		(62,907,554)	P.	30,409,943						32,497,611		32,497,611
Comprehensive income:
Net loss for the year										(452,492)		(452,492)			P.	(452,492)		(452,492)
Other comprehensive income:
Effect of translation of foreign entities														(573,644)		(573,644)		(573,644)
Surplus from holding nonmonetary assets														118,732		118,732		118,732
Deferred taxes allocated to equity, net of inflation														(264,795)		(264,795)		(264,795)

Comprehensive income															P.	(1,172,199)

Balances at December 31, 2000				30,409,943				312,258		38,193,166		38,505,424		(597,757)				68,317,610
Increase in legal reserve								87,490		(87,490)
Increase in reserve for purchase of Company’s own shares					P.	10,792,499				(10,792,499)
Cash purchase of Company’s own shares				(21,888)		(7,212,811)						(7,212,811)						(7,234,699)
Dividends paid										(598,552)		(598,552)						(598,552)
Comprehensive income:
Net loss for the year										(644,552)		(644,552)			P.	(644,552)		(644,552)
Other comprehensive income:
Effect of translation of foreign entities														(363,254)		(363,254)		(363,254)
Unrealized gains on securities														378,050		378,050		378,050
Surplus from holding nonmonetary assets														593,515		593,515		593,515
Deferred taxes allocated to equity, net of inflation														(223,962)		(223,962)		(223,962)

Comprehensive income															P.	(260,203)

Balances at December 31, 2001				30,388,055		3,579,688		399,748		26,070,073		30,049,509		(213,408)				60,224,156
Cash purchase of Company’s own shares				(7,293)		(2,101,007)						(2,101,007)						(2,108,300)
Dividends paid										(594,687)		(594,687)						(594,687)
Comprehensive income:
Net income for the year										5,806,700		5,806,700			P.	5,806,700		5,806,700
Other comprehensive income:
Effect of translation of foreign entities														(14,485,059)		(14,485,059)		(14,485,059)
Unrealized gains on securities														(378,050)		(378,050)		(378,050)

Comprehensive income

Balances at December 31, 2002			P.	30,380,762	P.	1,478,681	P.	399,748	P.	31,282,086	P.	33,160,515	P.	(15,076,517)	P.	(9,056,409)	P.	48,464,760

DELOITTE AND TOUCHE

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Telecom Americas, Ltd.

We have audited the accompanying consolidated balance sheets of Telecom Americas Ltd. as at  December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the years ended December 31, 2001 and the 186-day period ended December 31, 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits.

We concluded our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/S/    DELOITTE & TOUCHE S.P.C.

Montreal, Canada

January 31, 2002, except as to notes 1 and 25 which are as of February 12, 2002

TELECOM AMERICAS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(in thousands of U.S. dollars)

	Notes	2001	2000
			(186 days)
Revenues		$473,207	$—
Cost of sales		220,786	—
Selling, general and administrative expenses		139,179	28
Depreciation and amortization		248,280	—

Operating loss from continuing operations		(135,038)	28
Equity in loss of joint venture investees	9,24	(98,885)	(21,459)
Foreign exchange loss	24	(17,081)	—
Interest expense	18	(246,751)	—
Other income		29,895	8

Loss from continuing operations before minority interest		(467,860)	(21,423)
Minority interest		36,772	—

Net loss from continuing operations		(431,088)	(21,423)
Discontinued operations	3	(513,135)	(51,748)

Net loss		$(944,223)	$(73,171)

TELECOM AMERICAS LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended and for the 186-day period ended December 31

(in thousands of U.S. dollars)

	2001	2000
		(186 days)
Net loss	$(944,223)	$(73,171)
Other comprehensive loss:
Foreign currency translation adjustment net of income taxes of nil	(192,545)	(24,986)

	$(1,136,768)	$98,157

TELECOM AMERICAS LTD.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(in thousands of U.S. dollars, except number of shares)

	Common stock		Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
	Shares	Par value
Balance at beginning of period	—	$—	$—	$—	$—	$—
Issuance of common stock (Note 17)	12,000.000	12	—	—	—	12
Cancellation of shares pursuant to reorganization of the Corporation’s share capital (Note 17)	(12,000.000)	(12)	—	—	—	(12)
Issuance of shares of new common stock (Note 17)	22,309.858	22	3,629,990			3,630,012
Foreign currency translation loss	—	—	—	—	(24,986)	(24,986)
Net loss	—	—	—	(73,171)		(73,171)

Balances at December 31, 2000	22,309.858	22	3,629,990	(73,171)	(24,986)	3,531,855
Issuance of common stock (Note 17)	1,439.298	2	234,184	—	—	234,186
Cancellation of shares (Note 17)	(865,956)	(1)	(140,898)	—	—	(140,899)
Foreign currency translation loss	—	—	—	—	(192,545)	(192,545)
Net loss	—	—	—	(944,223)	—	(944,223)

Balances at December 31, 2001	22,883.200	$23	$(3,723,276)	$(1,017,394)	$(217,531)	$2,488,374

TELECOM AMERICAS LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31,

(in thousands of U.S. dollars)

	Notes	2001	2000
Current assets
Cash and cash equivalents	4	$552,245	$65,814
Notes receivable	5	11,415	2,151,690
Accounts receivable, net	6	204,163	69,091
Inventory		93,410	19,330
Prepaid expenses and other current assets		34,680	4,983

		895,913	2,310,908
Goodwill, net	7,8	3,033,791	947,968
Investments, at equity	9	—	947,193
Fixed assets, net	10	1,429,092	268,638
Licenses, net	11	1,821,297	286,699
Other assets		105,120	27,166

		$7,285,213	$4,788,572

Current liabilities
Short-term loan facilities	12	896,063	$64,790
Accounts payable and accrued liabilities	13	753,913	106,876
Notes payable	14	143,693	5,090
Long-term debt due within one year	15	979,769	67,576

		2,773,438	244,332
Long-term debt	15	1,748,898	714,712
Other long-term liabilities	16	127,540	—

		4,649,876	959,044

Minority interest		146,963	22,673

Series C Preferred Stock	17	—	275,000

Commitments and contingencies	22

Stockholders’ equity
Common stock	17	23	22
Additional paid-in capital	17	3,723,276	3,629,990
Deficit		(1,017,394)	(73,171)
Accumulated other comprehensive loss		(217,531)	(24,986)

		2,488,374	3,531,855

		$7,285,213	$4,788,572

On behalf of the Board of Directors

Director	Director

TELECOM AMERICAS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(in thousands of U.S. dollars)

	Notes	2001	2000
			(186 days)
Operations
Net loss from continuing operations		$(431,088)	$(21,422)
Items not affecting cash
Depreciation and amortization		248,280	—
Unrealized foreign exchange losses		62,957	—
Accreted interest on long-term debt		52,894	—
Minority interest		(36,772)	—
Equity in net loss of associated company		98,885	21,459
Amortization of discount on notes	15	21,771	—
Changes in working capital items		125,219	(92)

Cash provided by (used for) continuing operations		142,146	(55)

Investing activities
Acquisition of subsidiaries (net of cash)		(616,877)	—
Investments		(146,891)	(8,386)
Notes receivable		1,436,147	—
Capital expenditures		(136,667)
Other long-term assets		(33,801)	—

Cash provided by (used for) continuing investing activities		501,911	(8,386)

Financing activities
Short-term loan facilities		9,229	—
Increase in notes payable		172,846	—
Addition of long-term debt		391,502	—
Reduction of long-term debt		(516,753)	—
Issuance of common shares		234,186	—
Other long-term liabilities		56,194	—
Shareholder contributions (including subsidiaries’ cash of $19,108,000 in 2000)		—	159,307

Cash provided by continuing financing activities		347,204	159,307

Foreign exchange loss on cash held in foreign currencies		(5,131)	—

Cash used for discontinued operations		(499,699)	(85,052)

Net increase in cash and cash equivalents		486,431	65,814
Cash and cash equivalents, beginning of period		65,814	—

Cash and cash equivalents, end of period	4	$522,245	$65,814

See Note 21 for supplementary cash flow information

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

1.    Description of Business and Basis of Presentation

Ivey Holdco Ltd. was incorporated under the Companies Act 1981 of Bermuda on June 28, 2000, and on November 8, 2000, changed its name to Telecom Americas Ltd. (“Telecom Americas”).

Telecom Americas, through joint ventures and subsidiaries (collectively the “Corporation”) is a communications company.

a)  Formation of Telecom Americas

On November 16, 2000, pursuant to a joint venture agreement entered into by America Movil S.A. de C.V. (“America Movil”), Bell Canada International Inc. (“BCI”) and SBC International Inc. (“SBC”), Telecom Americas received the following contributions in exchange for 22,309.858 shares of Common stock and 1,690.142 shares of Series C Preferred stock (see Note 16):

(i) BCI contributed certain of its equity interests in Latin American investments and promissory notes payable in the amount of $964,140,000 and;

(ii) America Movil and SBC contributed their respective equity interests in ATL—Algar Telecom Leste S.A. (“ATL”) and America Movil contributed $164,950,000 in cash, $1,007,500,000 in promissory notes payable and a $180,050,000 commitment to contribute its 60% economic interest in an Argentine broadband company, Techtel LMDS Communicaciones Interativas S.A. (“Techtel”). America Movil undertook to contribute Techtel upon the receipt of the necessary regulatory approvals.

The results of operations and cash flows reflect the operations of the companies contributed as of the effective dates of their contribution to the Corporation which reflect approximately one month of operations for such companies in 2000.

The following table summarizes the Corporation’s principal operations, along with the accounting treatment for such operations as of December 31, 2001.

Company	Operations	Equity Interest(1)	Accounting Treatment
Continuing Operations

Brazil Mobile
ATL-Algar Telecom Leste S.A. (“ATL”)	Cellular	59.0%	Consolidation
Tess S.A. (“Tess”)	Cellular	100.0%	Consolidation
Telet S.A. (“Telet”)	Cellular	77.6%	Consolidation
Americel S.A. (“Americel”)	Cellular	76.7%	Consolidation

Discontinued Operations

Brazil Broadband
Canbras Communications Corporation (“Canbras”)	Broadband cable and ISP	75.6%	Discontinued operation

Spanish Americas Broadband
Techtel-LMDS Comunicaciones Interativas (“Techtel”) S.A.	Broadband, Long Distance Carrier	60.0%	Discontinued operation
Genesis Telecom C.A. (“Genesis”)	LMDS	59.1%	Discontinued operation

Spanish Americas Mobile
Comunicacion Celular S.A.—Comcel S.A. (“Comcel”)	Cellular	77.1%	Discontinued operation

(1)	Figures represent Telecom Americas’ economic interests in the operating companies listed.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

b)  Telecom Americas Reorganization

In order to address the funding requirements of Telecom Americas, on February 8, 2002, BCI, America Movil and SBC completed the reorganization (the “Reorganization”) of Telecom Americas. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil, with reduced consolidated indebtedness.

The Reorganization included the following transactions (see Note 3):

•	Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;

•	America Movil transferred cash U.S.$80 million and its 41% indirect interest in ATL to Telecom Americas;

•	Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;

•	Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and

•	Telecom Americas will distribute its 60% indirect interest in Techtel to America Movil upon the receipt of regulatory approvals.

c)  In January 2002, America Movil agreed to sell its investment in Cellular Communications of Puerto Rico, a cellular property, to SBC for cash and a note redeemable for SBC’s investment in Telecom Americas.

2.    Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

c)  Translation of Foreign Currencies

The financial statements of Telecom Americas’ subsidiaries and joint venture investees which have a functional currency other than the U.S. dollar are translated into U.S. dollars in accordance with Statement of

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting translation gains or losses are accumulated and reported in other comprehensive income or loss.

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

f)  Fixed Assets

Fixed assets are recorded at cost and are depreciated and amortized over their expected useful lives, using principally the straight-line method. The annual depreciation and amortization rates by fixed asset category are as follows:

Buildings	20-25 years
Network equipment	3-15 years
Other equipment	3-10 years
Leasehold improvements	5-10 years

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

i)  Goodwill

Goodwill represents the excess of the purchase price over the estimated fair values of the net assets of subsidiaries and joint venture investees at the dates of acquisition. Goodwill is amortized on a straight-line basis over the estimated useful lives ranging between 9 and 17 years. For acquisitions recorded after June 30, 2001, the Corporation did not amortize the associated goodwill in accordance with the new Standards of the Financial Accounting Standards Board (“FASB”). (See Note 2n).

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, the Corporation records derivatives on the balance sheet as assets or liabilities measured at fair value. For those derivatives representing effective hedges of risks and exposures, unrealized gains or losses resulting from changes in the fair values are presented either in net earnings or as a component of comprehensive income (loss), depending upon the nature of the hedge.

n)  Recent Accounting Pronouncement

The FASB recently issued SFAS No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. The Corporation is currently evaluating the impact of the adoption of the new standards, and therefore has not yet finalized their effect on its consolidated financial statements. However, a substantial amount of goodwill on the consolidated balance sheet at January 1, 2002 may be found to be impaired.

The FASB recently issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets (including discontinued operations). An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset’s carrying amount and estimated fair value. Long-lived assets to be disposed of by other then a sale for cash are to be accounted for and reported like assets being held or used, except that the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. The results of operations of discontinued operations must be reported in the period in which they occur. In addition, depreciation is to cease at the same time. The Corporation’s management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

3.    Discontinued Operations

Discontinued operations are comprised of the following:

Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband

Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. On February 8, 2002, Comcel, Canbras, Genesis and Techtel were disposed of at management’s best estimate of fair value as part of the Reorganization, as described in Note 1. As at December 31, 2001, a provision was recorded for the expected loss on disposal.

	Years ended December 31
	2001	2000
		(186 days)
Revenues applicable to discontinued operations, excluded from consolidated revenues	$355,100	$25,356

Net operating loss from discontinued operations, net of tax:	(252,086)	(53,424)
Provision for loss on disposal	(280,754)	—
Minority interest	19,705	1,676

Net loss from discontinued operations	$(513,135)	$(51,748)

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

	Years ended December 31
	2001	2000
Current assets	$153,892	$124,470
Fixed assets, net	434,194	268,637
Licenses, net	290,079	286,699
Goodwill	1,023,693	947,968
Other assets	61,040)	26,971

	1,962,898	1,654,745
Current liabilities	673,594	244,154
Long-term debt	543,754	714,712

Total liabilities	1,217,348	958,866

Net assets	$745,550	$695,879

Cash flows from discontinued operations are as follows:

	Years ended December 31
	2001	2000
		(186 days)
Operating activities	$(35,059)	$(46,274)
Investing activities	(334,958)	(4,792)
Financing activities	(128,171)	(36,999)
Foreign exchange (loss) gain on cash held in foreign currencies	(1,511)	3,013

Cash flows from discontinued operations	$(499,699)	$(85,052)

4.    Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2001 include $351,633,000 of restricted cash. This amount represents cash not available for use other than to collateralize short-term bank loans of certain subsidiaries of the Corporation.

5.    Notes Receivable

	2001	2000
Shareholders(1)	$—	$2,151,690
Other	11,415	—

	$11,415	$2,151,690

(1)	These notes are non-interest bearing, payable on demand and include $180,050,000 receivable from America Movil representing its commitment to contribute its 60% economic interest in Techtel (see Note 1).

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

6.    Accounts Receivable

	2001	2000
Third parties
Customers	$195,759	$65,482
Other	24,058	7,855

	219,817	73,337
Allowance for doubtful accounts	(15,837)	(4,350)

Net	203,980	68,987
Related parties
Associated company(1)	183	104

	$204,163	$69,091

(1)	An associated company is a company where the Corporation or any one of the Corporation’s shareholders exercises significant influence.

7.    Investments in Subsidiaries

During the year ended December 31, 2001 the Corporation completed several acquisitions.

The results of operations for each of the acquisitions are included in the consolidated statements of earnings as of the effective date of acquisition. Each acquisition was accounted for using the purchase method.

2001

The allocation of the purchase price to the estimated fair value of net assets acquired is as follows:

	ATL(b)	Americel(c)	Telet(c)	Tess(d)	Techtel(e)	Total
Current assets (including cash of $405,078,000)	408,420	53,814	39,462	107,345	17,491	626,532
Fixed assets	245,604	151,310	208,447	296,389	94,946	996,696
License	721,119	94,807	135,693	736,526	26,114	1,714,259
Other assets	1,173	12,542	7,843	5,409	36,020	62,987

	1,376,316	312,473	391,445	1,145,669	174,571	3,400,474
Less:
Current liabilities	97,260	266,546	299,991	528,151	16,994	1,208,942
Long-term debt	980,144	70,308	102,118	393,660	53,209	1,599,439
Minority interest	122,573	—	—	—	41,748	164,321

Net assets (liabilities) acquired	176,339	(24,381)	(10,664)	223,858	62,620	427,772
Goodwill	123,661	232,939	193,079	667,491	147,430	1,364,600

Consideration paid	300,000	208,558	182,415	891,349	210,050	1,792,372

Goodwill amortization period	12 years	11 years	11 years	12 years	N/A

a)	On February 28, 2001 Canbras completed a rights offering amounting to $66,058,000 (CDN$99,105,000). The Corporation exercised all rights issued to it, as well as all remaining rights which were unexercised at the expiry of the offering, for a total investment of $54,373,000 (CDN$81,575,000) and which resulted in an increase of its economic interest in Canbras from 70.7% to 75.6%.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

d)	On April 9, 2001, the Corporation acquired, for total consideration of approximately $950,000,000 a 100% economic interest in Tess, one of two B Band cellular companies operating in the Brazilian state of Sao Paulo. The consideration consisted of $318,725,000 in cash and $631,275,000 in notes payable (see Note 14), which had an estimated fair value of $571,275,000, resulting in an effective purchase price of approximately $890,000,000 before related costs of acquisition.

The following table summarizes the results of the Corporation as if it had acquired Tess at January 1, 2001:

2001
Revenues	$523,867
Net loss	(1,005,355)

e)	On August 31, 2001, the Corporation acquired, for a total consideration of $210,050,000, a 60% economic interest in Techtel, an Argentine broadband company. Techtel was contributed to Telecom Americas by America Movil in exchange for shares pursuant to the joint venture agreement entered into in November 2000 (see Note 1).

f)	During 2001, the Corporation invested amounts totalling $187,117,000 in Comcel resulting in an increase in its economic interest from 68.5% to 77.1%

g)	During November 2001, the Corporation invested $14,471,000 in Genesis, resulting in an increase in its economic interest from 51.0% to 59.06%.

2000

During the 186-day period ended December 31, 2000, the Corporation either directly, through subsidiaries or operating companies, completed several transactions as follows:

a)	During December 2000, the Corporation converted, through a subsidiary, a note receivable in the amount of $17,083,000 (CDN$25,590,000) into common shares of Canbras Communications, resulting in an additional 6.2% effective economic interest for the Corporation. The transaction resulted in additional goodwill of $2,648,000.

b)	During December 2000, the Corporation, through a subsidiary, invested $116,000,000, resulting in a 9.33% increase in the Corporation’s effective economic interest in Comcel. The net equity investment of the minority interest shareholders of Comcel is Nil as a result of accumulated losses experienced by Comcel. Consequently, the Corporation does not allocate losses to the minority interest shareholders.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

8.    Goodwill, Net

	Cost	Accumulated amortization	Net book value
2001	$3,199,520	$165,729	$3,033,791

2000	$953,866	$5,898	$947,968

9.    Investments, At Equity

As at December 31, 2000, investments at equity comprised the following joint venture investees (see Notes 7 b) and c)):

2000
ATL	$806,374
Americel	66,932
Telet	73,887

$947,193

During 2000, the Corporation made cash investments in the aggregate of $8,386,000 to fund its pro-rata share of its joint venture investees’ operations. These investments did not change the Corporation’s economic interest in such operations.

The table below sets out the financial position and results of operations of investments for the periods during which they were accounted for using the equity method:

	2001	2000
Balance sheet
Total assets		$2,103,997	(1)
Total liabilities		1,996,695
Statement of operations
Revenues	$263,029	$68,338
Net loss	$(313,481)	$(61,976)

(1)	Includes approximately $899,793,000 of goodwill (net of accumulated amortization).

10.    Fixed Assets, Net

2001

	Cost	Accumulated depreciation/ amortization	Net book value
Land	$8,604	$—	$8,604
Buildings	39,614	2,827	36,787
Network equipment	861,469	223,399	638,070
Other equipment	494,025	158,103	335,922
Network equipment under construction	323,686	—	323,686
Leasehold improvements	109,687	23,664	86,023

	$1,837,085	407,993	$1,429,092

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

2000

	Cost	Accumulated depreciation/ amortization	Net book value
Land	$2,899	$—	$2,899
Buildings	6,543	1,332	5,211
Network equipment	246,269	85,054	161,215
Other equipment	57,672	15,841	41,831
Network equipment under construction	55,120	—	55,120
Leasehold improvements	3,357	995	2,362

	$371,860	$103,222	$268,638

11. Licenses
	Cost	Accumulated amortization	Net book value
2001	$2,319,616	$498,319	$1,821,297

2000	$402,043	$115,344	$286,699

12.    Short-term Loan Facilities

The Corporation’s principal short-term loan facilities are as follows:

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

ATL

At December 31, 2001, ATL had $79,063,000 owing to banks, bearing interest at variable rates. Effective interest rates at December 31, 2001 on these loans ranged from 102.4% of the Interbank Certificate Deposit rate (“CDI”) to 118% of CDI on real denominated loans ($33,240,000) and from 7.4% to 12.35% on foreign exchange variation rate (“FE”) loans denominated in U.S. dollars ($45,823,000). The CDI and FE rates were 19.02% and 7.45% respectively as at December 31, 2001. Included in the real denominated loans are $41,865,000, which were swapped from U.S. dollars to real. (See Note 24)

Tess

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

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

13.    Accounts Payable and Accrued Liabilities

	2001	2000
Third parties
Trade	$227,498	$48,316
Accrued liabilities	242,761	56,234

	470,259	104,550
Provision for loss on disposal (see Note 3)	280,754	—

	751,013	104,550

Related parties
Shareholder	—	1,688
Affiliated companies(1)	2,900	638

	2,900	2,326

	$753,913	$106,876

(1)	Affiliated companies are companies controlled by the Corporation’s shareholders.

14.    Notes Payable

	2001	2000
Third parties	$3,076	$5,090
Shareholders(1)	140,617	—

	$143,693	$5,090

(1)	Notes payable to shareholders, bearing interest at various rates up to 6.75%, maturing February 8, 2002.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

15.    Long-term Debt

	2001	2000
Continuing Operations
ATL:
Equipment financing, bearing interest at LIBOR plus 2.50% to LIBOR plus 3.75%, repayable in varying amounts ending in 2002	$215,769	—
Bank loans (R$295,253,000), bearing interest at the long-term Brazilian Development bank prime rate (“TJLP”) plus 3.00% to TJLP plus 4.50%, due in 2007	239,288	—
Debentures (R$573,230,000), bearing interest at CDI plus 1.20% repayable in 2003	151,485
Other	13,601	—

	620,143	—

Tess:
Equipment financing, bearing interest at LIBOR plus 6.50%, repayable in varying amounts ending in 2002	$271,301	$—
Bank loans (R$227,543,000) bearing interest at TJLP plus 2.80% to TJLP plus 4.30%, due in 2006	99,448	—
Bank loans, bearing interest at FE 4.30%, due in 2006	16,678	—

	387,427	—

Americel:
Bank loan (R$181,517,000) bearing interest at TJLP plus 3.0% repayable in varying amounts beginning in 2002 and ending in 2006	$79,408	$—
Other	—	—

	79,408	—

Telet:
Equipment financing, bearing interest at LIBOR plus 3.75%, due in 2002	$40,504	$—
Other	12,392	—

	52,896	—

Discounted Operations
Comcel:
14.125% senior deferred coupon bonds, due in 2005	$280,370	$281,103
Senior term loan, bearing interest at LIBOR plus a variable margin (3.25% to 4.25%), repayable in varying payments ending in 2002	92,832	164,513
14% senior discount notes, due in 2004	185,495	178,903
Bank loans, bearing interest at LIBOR plus 2.70% to LIBOR plus 3.75%, repayable in varying amounts ending in 2004	21,319	33,584
Bank loans (2001—Cols Ps 53,099,440,000, 2000—Col Ps 82,574,300,000), bearing interest at 15.00% to 17.00%, repayable in varying amounts ending in 2002	24,110	36,932
Other	17,796	24,617

	621,922	719,652

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

	2001	2000
Techtel:
Other	$65,417	$—

Canbras:
Floating rate note facility, bearing interest at LIBOR plus 4.50% to LIBOR plus 7.50%, due in 2007	$27,752	$27,735
Bank loan repaid in 2001	—	16,664
Other	2,946	9,276

	30,698	53,675

Genesis Telecom:
Equipment financing, bearing interest at LIBOR plus 8.00% to LIBOR plus 10.00%, repayable in varying amounts ending 2004	$7,695	$8,735
Other	—	226

	7,695	8,961

Telecom Americas:
Tess Note (see Notes a) and b)):
Series A Notes bearing interest at LIBOR, payable annually, with principal repayable in three equal annual installments ending in April 2004	$315,638	$—
Series B Notes bearing interest at an average rate of 3.62%, payable semi-annually, with principal repayable in three equal annual installments ending in April 2004	315,638	—
Discount on Series A and Series B Notes (see Note 7 d)	(38,229)	—

	593,047	—
Loan payable to a shareholder, bearing interest at 12% per year, maturing June 15, 2004	198,619	—
Loan payable to a shareholder, bearing interest at 12% per year, maturing June 15, 2004, repayable in shares of Telecom Americas (see Note c)	71,395	—

	863,061	—

	2,728,667	782,288

Less: due within one year	979,769	67,576

	$1,748,898	$714,712

Estimated principal repayments of long-term debt outstanding at December 31, 2001 over the next five years are as follows:

2002	2003	2004	2005	2006
979,769	469,304	756,274	390,251	78,251

a)  Tess Notes

The Tess Notes were purchased by an affiliate of America Movil from the vendors of Tess.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

d)  Collateral

In general, substantially all of the assets of the Corporation’s operating companies have been pledged to secure short-term and long-term loan facilities.

16.    Other Long-Term Liabilities

Other long-term liabilities are comprised of disputed amounts related to license fee instalments payable to Agencia Nacional de Telecomunicacoes (“Anatel”) for ATL ($78,781,000) and Tess ($48,759,000). The amounts in dispute reflect a difference in the application of inflation indexing in the computation of the license instalments payable in March, 1999, 2000 and 2001 and interest thereon. The dispute is not expected to be resolved within the next twelve months.

17.    Preferred and Common Stock

Authorized
Common stock, par value $1.00 per share	46,309.858	(1)
Series C Preferred stock, par value $1.00 per share, voting, cancelled during 2001.	1,690.142

(1)	As of June 30, 2001, the share capital of Telecom Americas consists of a single class of Common Stock.

	2001	2000
Issued and outstanding
22,883.200 in 2001 (22,309.858 in 2000) Common stock	$23	$22
Nil in 2001 (1,690.142 in 2000) Series C Preferred stock	—	2

	$23	$24

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

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

On June 28, 2000, in connection with its incorporation, Telecom Americas issued 12,000 shares of Common stock in exchange for cash consideration of $12,000.

On November 16, 2000, Telecom Americas issued redeemable Preferred stock Series A through G (100 shares for each of Series A, B, D, E, F and G of Preferred stock, par value $1.00 per share and 1,690.142 shares of Series C preferred stock, par value $1.00 per share). Series A, B, D, E, F and G of Preferred stock were non-voting and non-convertible. In exchange for the issuance of shares of Preferred stock, the Corporation received $164,950,000 in cash, $2,151,690,000 in promissory notes and equity interests in certain investments having an aggregate fair value of $1,588,360,000. Also on November 16, 2000, in connection with a reorganization of the Corporation’s authorized and issued share capital, the Series A, B, D, E, F and G of Preferred stock and 12,000 shares of Common stock outstanding at that time were exchanged for 22,309.858 shares of new Common stock having a par value of $1.00 per share. As a result of this reorganization of share capital, all authorized and unissued Preferred stock series, A, B, D, E, F and G were cancelled.

Outstanding Common Stock at December 31, 2001 are owned as follows:

	Number	Ownership
BCI	9,536.138	41.7%
America Movil	10,415.643	45.5%
SBC	2,931.419	12.8%

	22,883.200	100.000%

18.    Interest Expense

	2001	2000
		(186 days)
Interest expense—long-term debt	$83,554	$—
Interest expense—other	163,197	—

	$246,751	$—

19.    Income Taxes

As at December 31, future income taxes are as follows:

	2001	2000
Deferred tax assets:
Tax benefits on losses	$807,255	$183,664
Deferred tax liabilities:
Current assets	11,523	1,284
Other assets	9,851	41,861
Current liabilities	39,999	4,391

Total deferred tax liabilities	61,373	47,536

	745,882	136,128
Valuation Allowance	(745,882)	(136,128)

Deferred taxes, net	$—	$—

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

The Corporation has Brazilian non-capital tax losses from continuing operations carried forward amounting to approximately $1,847,000,000 that can be used to offset future years’ taxable income indefinitely. A significant portion of these losses was accumulated in the foreign operations prior to them being contributed to or acquired by the Corporation (see Notes 1 and 7). The benefit of these losses has not been reflected in the consolidated financial statements except to the extent of future income tax liabilities.

The valuation allowance as at December 31, 2001 and 2000 represents primarily tax benefits on losses carryforwards that may remain indefinitely unutilized.

20.    Segmented Information

As of December 31, 2001, the Corporation’s continuing operations are in only one operating segment: Brazil Mobile, which is comprised of four cellular companies in Brazil.

21.    Supplementary Cash Flow Information

	2001	2000
		(186 days)
a) Changes in working capital items
Increase (decrease) in current assets of continuing operations
Accounts receivable	$(7,584)	$(299)
Inventory	(25,556)	—
Prepaid expenses and other current assets	1,156	28
Decrease in accounts payable and accrued liabilities	157,203	179

Decrease in working capital items	$125,219	$(92)

b) Non-cash investing and financial activities
Investing activities
Increase in promissory notes receivable from shareholders	$—	$(2,151,690)
Shareholder contributions	—	(1,588,360)
Non-cash consideration paid for subsidiaries	841,325	—

Financing activities	$841,325	$(3,740,050)
Issuance of shares of common stock and of Preferred Series C stock (including additional paid-in capital)	$—	$3,740,050
Redemption of shares	415,898	—

	$415,898	$3,740,050

c) Other cash flow information
Interest paid	$173,628	$—

Income taxes paid	$—	$—

22.    Commitments and Contingencies

a)	At December 31, 2001, the Corporation is committed in the aggregate amount of $81,400,000 under the terms of operating leases with various expiration dates for the rental of premises and equipment.

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

Annual lease payments in 2001 amounted to $19,349,000. Future payments will be as follows:

2002	2003	2004	2005	2006
$18,849	$11,597	$7,730	$5,883	$5,511

b)	Pursuant to the joint venture agreement relating to the formation of Telecom Americas, BCI agreed to increase the amount of the promissory notes it contributed to Telecom Americas to the extent Comcel is required to pay damages in excess of U.S.$5 million as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over Internet protocol (VOIP). Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately U.S.$70 million. While Comcel’s Colombian counsel believes the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defense.

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

c)	The Corporation’s consolidated long-term debt includes certain debt of ATL and Tess ($215,769,000 and $217,301,000, respectively), maturing in 2002 (see Note 15). Management of ATL and Tess are currently renegotiating the repayment terms of such debt.

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

Management believes that the terms of the long-term debt will be successfully renegotiated.

The net assets at December 31, 2001 related to each of ATL and Tess included in these consolidated financial statements are as follows:

	ATL	Tess	Total
Assets	$1,738,631	$1,597,079	$3,335,710
Liabilities	919,628	1,549,935	2,469,563

Net assets	$819,003	$47,144	$866,147

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2001 and for the 186-day period ended December 31, 2000

(all tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

23.    Related Party Transactions

In the normal course of business, the Corporation had transactions which were measured at exchange amounts with its shareholders and affiliated companies as follows:

	2001	2000
Interest expense	$43,511	$6,977

24.    Financial Instruments

a)  Currency Risk

The Corporation is exposed to market risks from changes in foreign currency rates.

b)  Concentration of Credit Risk

Financial instruments which potentially subject the Corporation to concentration of credit risk consist principally of accounts receivable from customers and distributors. The Corporation’s customers from continuing operations are located in Brazil. The ability of the customers to pay their debt depends, in part, upon the general condition of the Brazilian economy. Generally, the Corporation does not require collateral or other security to support receivables.

c)  Fair Value of Financial Instruments

Fair values approximate amounts at which financial instruments could be exchanged for instruments of similar risk, principal and remaining features. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments. Estimated fair value of the Corporation’s financial instruments, where the fair value differs from the carrying amounts in the financial statements as at December 31, 200 are as follows:

	2001		2000
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Long-term debt	$2,728,667	$2,624,240	$782,288	$690,542

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

TELECOM AMERICAS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Dated: June 11, 2003

AMÉRICAMÓVIL, S.A. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

CERTIFICATION

I, Daniel Hajj Aboumrad, certify that:

1.	I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

c.	presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 11, 2003

/s/ DANIEL HAJJ ABOUMRAD
Daniel Hajj Aboumrad Chief Executive Officer

CERTIFICATION

I, Carlos José García Moreno Elizondo, certify that:

1.	I have reviewed this annual report on Form 20-F of América Móvil, S.A. de C.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

c.	presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 11, 2003

/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Carlos José García Moreno Elizondo Chief Financial Officer