Form 20-F
period 2003-12-31
AMERICA MOVIL SA DE CV/
filed 2004-06-30
CIK 1129137

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13

of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange
Series L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to

Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value

Series A Shares, without par value

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2003:

3,647 million	AA Shares
279 million	A Shares
8,910 million	L Shares

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

PART I

Item 3.    Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003. Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 23 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2003.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 23 to the audited financial statements.

This annual report also includes audited financial statements of Telecom Americas for the year ended December 31, 2001 and, for comparative purposes only, for the 186-day period ended December 31, 2000. The audited financial statements of Telecom Americas have been prepared on a consolidated basis in accordance with U.S. GAAP and presented in U.S. dollars.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 11.2360 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2003.

The selected financial and operating information set forth below has been derived in part from our audited financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, independent auditors. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements.

	As of and for the year ended December 31,
	1999(1)		2000		2001		2002		2003		2003
	(millions of constant pesos as of December 31, 2003)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican GAAP
Operating revenues	Ps.	18,010	Ps.	33,073	Ps.	45,457	Ps.	59,743	Ps	.85,941	U.S.$	7,649
Operating costs and expenses		15,453		29,880		38,783		46,762		67,981		6,050
Depreciation and amortization		1,737		3,395		4,920		8,606		13,878		1,235
Operating income (loss)		2,557		3,193		6,674		12,980		17,960		1,599
Comprehensive financing cost (income)		(3,517)		(1,196)		665		1,023		(2,123)		(189)
Majority net income (loss)		5,010		994		(910)		4,784		15,032		1,338
Majority net income (loss) per share:
Basic(3)		0.35		0.07		(0.07)		0.36		1.16		0.10
Diluted(4)		0.35		0.07		(0.07)		0.36		1.16		0.10
Dividends declared per share(5)		—		—		0.040		0.044		0.060		0.005
Dividends paid per share(6)		—				0.030		0.043		0.056		0.005
Weighted average number of shares outstanding (millions):
Basic		—		—		13,199		13,123		12,912		—
Diluted		—		—		13,199		13,123		12,914		—

U.S. GAAP
Operating revenues	Ps.	18,237	Ps.	33,490	Ps.	45,457	Ps.	59,743	Ps.	85,941	U.S.$	7,649
Operating costs and expenses		16,369		31,308		39,316		46,431		67,405		5,999
Depreciation and amortization		1,931		3,696		5,496		8,138		13,368		1,190
Operating income (loss)		1,868		2,182		6,141		13,312		18,536		1,650
Comprehensive financing cost (income)		(3,602)		(1,482)		727		712		(1,973)		(176)
Majority net income (loss)		3,140		(470)		(670)		6,037		14,899		1,326
Majority net income (loss) per share:
Basic(3)		0.21		(0.03)		(0.05)		0.46		1.15		0.10
Diluted(4)		0.21		(0.03)		(0.05)		0.46		1.15		0.10

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net	Ps.	14,610	Ps.	37,557	Ps.	43,934	Ps.	62,994	Ps.	71,162	U.S.$	6,333
Total assets		76,995		100,857		101,833		117,538		149,979		13,349
Short-term debt and current portion of long-term debt		460		7,636		6,928		10,637		12,108		1,078
Long-term debt		2,831		1,340		16,674		37,399		37,205		3,311
Total stockholders’ equity(7)		65,472		75,136		62,233		51,146		69,212		6,160
Capital stock		—		31,224		31,201		31,193		31,191		2,776
Number of outstanding shares (millions):
Series AA		—		3,266		3,807		3,647		3,647		3,647
Series A		—		339		315		291		279		279
Series L		—		10,405		9,077		8,978		8,910		8,910

U.S. GAAP
Property, plant & equipment, net	Ps.	15,034	Ps.	37,657	Ps.	47,118	Ps.	64,139	Ps.	76,893	U.S.$	6,843
Total assets		78,756		102,875		105,993		120,611		158,586		14,114
Short-term debt and current portion of long-term debt		—		7,732		6,928		10,637		12,108		1,078
Long-term debt		2,868		1,357		16,674		37,399		37,205		3,311
Minority interest		786		2,427		822		1,225		5,099		454
Total stockholders’ equity		63,498		71,030		62,615		50,389		71,167		6,334
Capital stock		—		31,617		31,594		31,587		31,585		2,811

Subscriber Data:
Number of subscribers (in thousands)				17,124		26,594		31,600		43,725		—
Subscriber growth				—		55.3%		18.8%		38.4%		—

(see footnotes on following page)

(1)	Prepared on a consolidated basis from the historical accounting records of Teléfonos de México, S.A. de C.V. (Telmex), representing the combined historical operations of the entities that Telmex transferred to us in the spin-off that established América Móvil in September 2000.
(2)	Except per share data.
(3)	For 1999, based on 14,485 million shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	For 1999, based on 14,485 million diluted shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million diluted shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(5)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(6)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financials—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(7)	Includes minority interest.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable from 1999 until 2001. In 2002 and 2003, the peso declined in value against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
1999	9.2430	10.6000	9.5630	9.4800
2000	9.1830	10.0870	9.4717	9.6180
2001	9.0270	9.8850	8.9386	9.1560
2002	9.0000	10.4250	9.6630	10.4250
2003	10.1130	11.4060	10.8463	11.2420

2003:
January	10.3210	10.9780
February	10.7740	11.0640
March	10.6610	11.2350
April	10.3080	10.7700
May	10.1130	10.4240
June	10.2240	10.7390
July	10.3390	10.5850
August	10.5900	11.0600
September	10.8600	11.0400
October	10.9690	11.3180
November	10.9790	11.3950
December	11.1730	11.4060

2004:
January	10.8050	11.0970
February	10.9095	11.2450
March	10.9180	11.2290
April	11.1570	11.4315
May	11.3815	11.6350

(1)	Average of month-end rates.

On June 25, 2004, the noon buying rate was Ps. 11.3150 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

RISK FACTORS

Risks Relating to Our Businesses

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies.

We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction in each of the jurisdictions in which we operate of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel’s business is subject to extensive government regulation, principally by the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission, or “Cofetel”) and the Comisión Federal de Competencia (Federal Competition Commission, or “Cofeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Many Latin American countries are in the process of deregulating and privatizing the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses, including in Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua, became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM services. In order to utilize less spectrum, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

The Mexican government has not auctioned additional spectrum since 1998. In 2003, we decided to acquire capacity services from Operadora Unefon in the 1900 megahertz spectrum for a period of 16 years. The Mexican government has announced that it intends to auction 1900 megahertz spectrum during 2004, and we expect to participate in any such auction. Prior to participating in any auction for spectrum, each participant must obtain an authorization from Cofeco. A separate authorization is required for each auction, and spectrum for each region is auctioned separately. Cofeco has broad discretion in granting such authorizations, and Cofeco may take into account factors such as competition and capacity utilization prior to granting any authorization to Telcel to participate in any auction.

In 1998, Cofeco did not allow Telcel to participate in certain spectrum auctions, but we believe that the reasons for Cofeco’s denial are no longer applicable given the entry of new competitors in the Mexican market and our spin-off from Telmex. Although we believe that Cofeco should authorize Telcel to participate in future spectrum auctions, we can give no assurance that it will do so. We cannot assure you that, if additional spectrum is awarded to us by the Mexican government, a third party will not appeal the result of such bidding process. Any restrictions on our ability to acquire or use spectrum may have a material effect on our business.

Our concessions and licenses are subject to termination

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be revocation of our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure you that our international businesses will be able to comply fully with the terms of their concessions or licenses.

In Mexico, the Mexican telecommunications law and Telcel’s concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Mexican telecommunications law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua. Many of these businesses are start-up or development-stage companies with unproven business models and inexperienced management that in some cases will require substantial investments in the near future. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted. Other significant litigation is described in “Legal Proceedings” under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines;

•	power surges or outages;

•	software defects; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate for the twelve-month period ended December 31, 2003 was 2.9% as compared to 3.2% for the twelve-month period ended December 31, 2002. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential subscribers.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant change. These changes include, among others, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we began offering GSM services in Argentina, Brazil, Colombia, Ecuador and Guatemala during 2003. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We are dependent upon a limited number of suppliers and vendors to provide us with services or equipment on a timely and cost-effective basis

Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment because, for example, it ceased to provide timely or cost-effective equipment or service, the transition to another supplier could entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2003, Telcel refunded to its customers approximately Ps. 1.53 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. Stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Media and other reports have linked radio frequency emissions from wireless handsets and base stations to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, which could have a material adverse effect on our results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

As of April 30, 2004, 64.49% of our voting shares was directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, the Chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A. de C.V., or “Telmex,” and certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the countries where we operate, particularly Mexico and Brazil. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business is especially affected by conditions in Mexico and Brazil. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2003, Mexico’s gross domestic product, or “GDP,” grew by 1.3% in real terms. In 2002, GDP grew by 0.9%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 4.0% for 2003.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 9.4% in 2001, 14.7% in 2002 and 10.4% in 2003. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2003, changes in currency exchange rates led us to report a foreign exchange gain of Ps. 1,355 million (an amount that is equal to 7.5% of our operating income in 2003), while in 2002 we reported a foreign exchange loss of Ps. 1,526 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government an annual fee ranging from 5% to 10% of the gross revenues under such concessions whereas concessionaires for the 1900 megahertz (Band D) radio spectrum are not required to pay annual fees. Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees are payable in respect of all spectrum bands. The application of this fee to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our current concessions until 2010, but, if permitted, we intend to participate in any auctions for the acquisition of additional spectrum in Mexico.

Item 4.    Information on the Company

GENERAL

With 43.7 million wireless subscribers in nine countries at December 31, 2003 (compared to 31.6 million at year-end 2002), we are the largest provider of wireless communications services in Latin America and one of the ten largest in the world. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had approximately 1.6 million fixed lines in Guatemala and El Salvador at December 31, 2003, making us the largest fixed-line operator in Central America. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua, and are in the process of deploying a GSM network in Argentina.

Our principal operations are:

•	Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 35% of the geographical area of Mexico, including all major cities, and approximately 81% of Mexico’s population. At December 31, 2003, Telcel had 23.4 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.

•	Argentina. In 2003, we acquired CTI, the fourth largest wireless operator in Argentina measured by the number of subscribers. CTI provides nationwide wireless services in Argentina.

•	Brazil. With approximately 9.5 million subscribers at December 31, 2003, we are the second largest provider of wireless telecommunications services in Brazil. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, “Claro.” During 2003, we significantly expanded our coverage in Brazil by acquiring BCP S.A. and BSE S.A. BCP is the second largest wireless provider in the São Paulo metropolitan area. Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro) and approximately 140 licensed points of presence.

•	Central America. We provide fixed-line and wireless services in Guatemala and El Salvador, through our subsidiaries Telgua and CTE. We provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua. The wireless business of Telgua and Sercom Nicaragua operate under the “PCS Digital” and, for prepaid services, “Alo” brands. We acquired a controlling interest in CTE in 2003. CTE operates under the “Telecom” brand.

•	Colombia. Our three operating subsidiaries in Colombia—Comcel, Occel and Celcaribe—operate under the “Comcel” brand. We are the largest wireless operator in the country measured by the number of subscribers.

•	Ecuador. Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the “Porta” brand.

•	United States. Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

América Móvil, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

Our Markets

We operate pursuant to concessions or licenses to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua, and we are in the process of deploying a GSM network in Argentina. In 2003, we invested Ps. 13.7 billion in our networks in capital expenditures. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and the second largest in Brazil, based on the number of subscribers at December 31, 2003. Telcel and Telecom Americas combined represented 74.3% of our operating revenues in 2003. In 2003, the Mexican Finance Ministry estimates that the Mexican economy grew at a rate of 1.5% per annum and has projected economic growth of 3.5% for 2004. In Brazil, the economy contracted at a rate of 0.2% in 2003 according to the Brazilian Ministry of Economy, and economic growth in 2004 is projected at 3.5%. We believe that economic growth in these two key countries will enhance our operating revenues.

We believe our countries of operation offer considerable growth potential. Mexico, Brazil, Argentina, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua represent a combined estimated population of 362 million, or 67% of the total estimated population of Latin America of 540 million in 2003. Our markets are characterized by relatively low fixed line and wireless penetration rates as compared to the United States and Europe.

In most of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers.

Our Strategy

We intend to capitalize on our position as the leader in wireless telecommunications in Latin America to continue to expand our subscriber base, both by development of our existing businesses and selected strategic acquisitions in the region. We seek to become a leader in each of our markets by providing better coverage and services and benefiting from economies of scale. We closely monitor our costs and expenses, and we will continue to explore alternatives to further improve our operating margins.

History

We were established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V., also known as Telmex, the largest provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called escisión or “split-up.” The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turística a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark “Telcel.”

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. In 1998, Telcel was awarded the 1900 megahertz (Band D) frequency spectrum for personal communications services (PCS) in all nine regions in Mexico in an auction held by the Mexican government. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network, which covered approximately 400 cities as of December 31, 2003. In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long-distance services, as well as data transmission services. This concession limits Telcel to provide these services to its wireless subscribers for the first two years, which term can be extended by Cofetel.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates.

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments.”

Major Subsidiaries and Affiliates

The table below sets forth our principal subsidiaries and affiliates, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
Telcel (Radiomóvil Dipsa, S.A. de C.V.)	Mexico	100.0	Wireless
SubDipsa Treasury LLC	Delaware	100.0	Treasury
CTI Holdings, S.A.	Argentina	92.0	Holding company
CTI PCS, S.A.	Argentina	92.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	92.0	Wireless
AM Latin America LLC	Delaware	100.0	Holding company
Telecom Americas Ltd.	Bermuda	97.5	Holding company
ATL—Algar Telecom Leste S.A.	Brazil	97.5	Wireless
Tess S.A.	Brazil	97.5	Wireless
Americel S.A.	Brazil	96.0	Wireless
Telet S.A.	Brazil	96.5	Wireless
BSE S.A.	Brazil	97.5	Wireless
BCP S.A.	Brazil	97.5	Wireless
Stemar Telecomunicaões Ltda.	Brazil	97.5	Wireless
Alecan Telecomunicações Ltda.	Brazil	97.5	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.0	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.0	Wireless
Servicios de Comunicaciones de Nicaragua, S.A	Nicaragua	99.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	52.6	Fixed-line/Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)(2)	Nicaragua	49.0	Fixed-line/Wireless
Comunicación Celular S.A. (Comcel)	Colombia	95.7	Wireless
Occidente y Caribe Celular S.A. (Occel) (3)	Colombia	93.4	Wireless
Celcaribe S.A.(4)	Colombia	94.0	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL)	Ecuador	100.0	Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
U.S. Commercial Corp, S.A. de C.V.	Mexico	29.7	Holding company
CompUSA, Inc.	Delaware	29.7	Technology solutions/Retailer

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	In January 2004, we acquired a non-controlling 49% interest in ENITEL. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL. See “—Non-Mexican Operations—Central America.”
(3)	Comcel holds directly 93.8% of Occel, and América Móvil holds indirectly 3.6% of Occel.
(4)	Comcel holds directly 93.3% of Celcaribe, and América Móvil holds indirectly 4.7% of Celcaribe.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2003, Telcel’s cellular network covered 35% of the geographical area of Mexico, including all major cities, and 81% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Band D) radio spectrums. As of December 31, 2003, Telcel had approximately 23.4 million cellular subscribers and, according to Cofetel, as of October 2003, an approximately 79% share of the Mexican wireless market. Approximately 15.6 million or 29.8% of Telcel’s total cellular subscribers are located in the Mexico City area.

In 2003, Telcel had revenues of Ps. 52,466 million (U.S.$4,669 million), representing 61.0% of our consolidated revenues for such period. As of December 31, 2003, Telcel accounted for approximately 53.6% of our total wireless subscribers.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	1999	2000	2001	2002	2003
	(peso amounts in millions of constant pesos as of December 31, 2003)
Revenues	Ps.16,221	Ps.25,861	Ps.35,461	Ps.42,408	Ps.52,466
Average monthly revenues per subscriber during preceding 12 months(1)	324	244	201	165	176
Operating income(2)	3,500	5,965	9,838	12,290	17,695
Cellular lines in service (in thousands)	5,272	10,462	16,965	20,067	23,444
Subscriber growth during preceding 12 months	149.4%	98.4%	62.2%	18.3%	16.8%
Company penetration(3)	5.4%	10.7%	16.9%	19.7%	22.1%
Average monthly minutes of use per subscriber during preceding 12 months	90	86	73	67	81
Cellular call minutes for the preceding 12 months (in millions)	3,513	7,891	11,677	15,062	20,858
Employees	4,510	6,452	7,644	7,943	8,624

(1)	Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.
(2)	See Note 21 to our audited financial statements.
(3)	Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel and Cofeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco is an independent agency of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Federal Law of Telecommunications, the Telecommunications Regulations adopted under both the General Communications Law and the Federal Law of Telecommunications, the Federal Economic Competition Law, and the concessions and license agreements granted by the Communications Ministry. See “—Regulation.”

Services and Products

Voice services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Telcel’s postpaid plans include the following charges:

•	monthly charges, which usually include a number of minutes of use that are included in the monthly service change;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly charge; and

•	additional charges, including charges for data services, voicemail, caller ID, call waiting, call blocking, short text messaging and general information.

Certain plans include the cost of roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. The minimum term of our postpaid plans is one year.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10:00 p.m. to 7:00 a.m. during the week or anytime on weekends) are less expensive than calls made during the remaining, or peak, hours. During 2003, Telcel offered promotions that included effective price-per-minute reductions. These promotions helped increase Telcel’s average monthly revenues per subscriber during 2003.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001, short message services (SMS) to its own customers (prepaid and postpaid) in January 2002 and GSM data services over circuit switched technology (CSD) in October 2002 and to exchange SMS services with other cellular operators in December 2003.

Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Telcel believes the prepaid market represents a large and growing under-penetrated market in Mexico and an opportunity to improve margins because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and no billing expenses, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the “calling party pays” system for cellular service, under which subscribers only pay for outgoing calls. This replaced “mobile party pays,” under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their cellular telephone number to do so.

Data services

Short Message Services (SMS)

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003.

Premium SMS and Content Community

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other premium services include personalized ring tones and games. To further enhance its premium SMS offerings with well-known brands and content, Telcel has built a “Content Community” through agreements and special alliances with other companies, such as MTV, Universal Music, the Cartoon Network and the Discovery Channel.

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Data transmission

In September 2000, Telcel rolled out a data service network based on the cellular digital packet data (CDPD) platform available to postpaid subscribers in the major cities in all nine regions in Mexico. As of November 2001, these services were available to Telcel’s prepaid customers. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

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

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its new GSM network. Telcel extended its GPRS services to prepaid users in October 2002. See “—Wireless Network.”

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an “Amigo Kit,” which includes a handset, a charger and other accessories at a discounted price. New postpaid customers also receive a handset at a discounted price, if they enter into a long-term contract with Telcel.

In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers, or to an international roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is used in connection with the call. The current interconnection charge in Mexico for calls made from either a fixed line or a cellular line to another cellular line is Ps. 1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See “—Regulation—Interconnection.”

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 270 such agreements covering TDMA and GSM networks around the world. Roaming payments are channeled through Telecommunication Services International for TDMA and Electronic Data Systems Corporation for GSM, which function as central international clearing houses that collect and redistribute roaming fees from and to the participating providers.

Marketing

Telcel develops customer awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit, its Internet services and certain value-added services such as SMS.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers either a complimentary handset or a handset at a discounted price when they subscribe, which the postpaid customers may keep when their service agreement expires in accordance with its terms.

Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe to postpaid plans that include services such as voicemail, call waiting and caller ID.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2003, approximately 90% of Telcel’s sales of handsets were generated by cellular distributors, with approximately 9% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts. Telcel also sells and distributes its products and services over the Internet.

Telcel has relationships with a network of approximately 912 exclusive distributors, who sell Telcel’s services and products and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 129 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through a bank (including its Internet website), in person at Telcel retail stores and, since July 2001, through Telcel’s Internet website.

If a postpaid customer’s payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases a prepaid card has 60 days from the date of activation of the card to use the airtime. After 60 days, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. After 180 days, unless the customer activates a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 48.2% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel’s wireless networks use principally digital technologies. As a proportion of total traffic, digital traffic measured 83.4% in December 2003. Over the last several years, Telcel has converted its network from analog to digital, and most of its customers have migrated to digital service. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz (Band B) and the 1900 megahertz (Band D) frequency spectra. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002 Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz (Band D) frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies.

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

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. The new GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, in its first stage of deployment, Telcel’s GSM network offers service in all nine regions in Mexico, but does not provide coverage in all cities in those regions. As of December 31, 2003, Telcel covered approximately 400 cities with the GSM network, and Telcel’s GSM subscriber base amounted to approximately four million. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

CSD and HSCSD technology

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information, it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Telcel plans to offer CSD as well as HSCSD services in all nine regions through its new GSM network.

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

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel and there is demand in Mexico for services requiring this technology.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and is the only wireless provider in Mexico with a functioning nationwide network. Two other companies also hold concessions for nationwide service using the 1900 megahertz spectrum. The Mexican government has announced that it intends to auction 1900 megahertz spectrum during 2004. Telcel expects to actively participate in such auction whenever it occurs to ensure that its network meets consumer demand and that we retain our leading competitive position. We cannot be sure, however, that we will be granted additional spectrum in any such auction or that Cofeco will authorize Telcel to participate in any such auction. In 1998, Cofeco did not allow Telcel to participate in certain spectrum auctions, but we believe that the reasons for Cofeco’s denial are no longer applicable given the entry of new competitors in the Mexican market and our spin-off from Telmex.

In September 2003, Telcel entered into a service agreement with Mexican wireless operator Operadora Unefon, S.A. de C.V. (“Unefon”) to acquire capacity services from Unefon in the 1900 megahertz spectrum. The agreement has a 16-year term, and in September and October 2003, Telcel made two payments to Unefon amounting in the aggregate to U.S.$267.7 million, in prepayment of all amounts owed by Telcel to Unefon over the life of the agreement. Telcel is currently negotiating an amendment to this service agreement in order to receive more services from Unefon. Telcel does not expect to make any additional payments for these additional services.

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

Property

Telcel’s wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or “cells”), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network equipment, except for certain equipment that Telcel sold for Ps. 950 million to an unrelated financial institution during 2003 and subsequently leased back for a period of three years. Telcel has the option to reacquire such property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 129 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See “Related Party Transactions” under Item 7.

Telcel currently relies on Ericsson for the supply of more than 60% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel’s competitors in Mexico include Grupo Iusacell, S.A. de C.V. (which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V. and Unefon), Movistar (a brand used by a group of companies controlled by Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V.). We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 79% in October 2003.

Concessions in the nine regions of Mexico have also been granted to permit the provision of PCS services using the A, B, D and E bands. Telcel uses Band D to provide PCS services and competes with other PCS services providers using the A, B and E bands in each of the nine regions of Mexico.

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

Regulation

The following is a summary of certain provisions of the General Communications Law, the Telecommunications Law and the Telecommunications Regulations applicable to Telcel and of the various concessions held by Telcel.

General

The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law and established that only those provisions of the General Communications Law not opposed to the Telecommunications Law would remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The main objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

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

The Mexican Congress is in the process of considering a new Telecommunications Law. Some of the draft proposals for this new law include provisions aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. If passed, the new Telecommunications Law could have a material effect on our operations. We are unable to predict whether or when such new law may be enacted and its effect on our business. As of the date of this annual report, a new Telecommunications Law has not been enacted.

Furthermore, the executive branch of the Mexican government also is considering the enactment of a new decree and regulations pertaining to Cofetel. If enacted, the provisions of this proposed decree and these regulations would limit Cofetel’s current authority and transfer some of Cofetel’s oversight to the Communications Ministry.

Regulatory oversight

The Mexican Communications Ministry, through Cofetel, is the government agency principally responsible for regulating telecommunications services. The Ministry’s approval is required for any change in Telcel’s bylaws. It also has broad powers to monitor Telcel’s compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program and must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel’s concessions, the Mexican government has a right of first refusal to acquire Telcel’s assets. See “—Termination of the Concessions.”

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

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for cellular service. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees (aprovechamientos) determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and the states of Mexico, Morelos and Hidalgo and between 5% and 10% in other regions. The 1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees (aprovechamientos).

Pursuant to the Federal Contributions Law (Ley Federal de Derechos), owners of concessions granted before January 1, 2003 and acquired for a fixed amount are not required to pay continuing fees (derechos) for the use and exploitation of radio spectrum bands. However, owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) charged would depend on the relevant region and radio spectrum band. Such annual fees (derechos) can be substantially high in amount and are payable irrespective of the amount of fees (approvechamientos) paid.

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

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limits Telcel to provide these services to its wireless subscribers for the first two years, which term can be extended by Cofetel.

Expansion and modernization requirements

Telcel’s concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

Service quality requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel’s service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Service problems have not, however, had any material adverse regulatory impact. Telcel monitors service quality for compliance with the requirements of the concessions and has shown marked improvement according to recent measurements conducted by Cofetel. Telcel has filed an injunction against the application to it of the Fundamental Technical Plan for Quality of Local Mobile Services and other related laws and acts promulgated by Cofetel, seeking protection from the provisions of this Technical Plan. It remains uncertain that Telcel will succeed in obtaining an injunction, and currently, Telcel remains subject to the provisions of the Technical Plan.

Competition

The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Mexican Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our cellular line is Ps. 1.90 per minute. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Termination of the concessions

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including:

•	failure to exercise rights under a concession during the 180 days after that concession is granted;

•	failure to expand telephone services at the rate specified in the concession;

•	interruption of all or a material part of the services provided by Telcel;

•	acts by Telcel with the effect of impeding the operations of other concessionaires;

•	refusing interconnection arrangements with other concessionaires;

•	change of jurisdiction by Telcel;

•	transfer, assignment of, or grant of liens to, Telcel’s concessions or any asset used to provide service without Ministry approval;

•	failure to pay certain government fees;

•	violation of the prohibition against ownership of shares of Telcel by foreign states;

•	any material modification of the nature of Telcel’s services without prior Ministry approval; and

•	breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the concessions;

•	material failure to meet any of the service expansion requirements under the concessions;

•	material failure to meet any of the requirements under the concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel’s network; or

•	bankruptcy of Telcel.

The General Communications Law (and one of Telcel’s cellular concessions in respect of that concession) provide that in the event of early termination of Telcel’s cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel’s PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is doubt as to whether the provisions of the concessions and the Telecommunications Law regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties may require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

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

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala and Nicaragua), Colombia, Ecuador and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 39.0% of our consolidated revenues for 2003.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. For some countries, as specified in the notes to the table, we have included data for periods prior to dates on which we acquired these operations. We provide this information to show the trends in these businesses, but it is not reflected in our financial statements, which consolidate each operation from the date on which we acquired it. We have presented separately the results of the companies acquired during 2003—CTI, BCP, BSE, CTE and Celcaribe. The table presents full year 2003 data for these companies, although we did not own these companies on January 1, 2003 and did not consolidate them in our financial statements until after their respective acquisition dates.

	December 31,
	2001		2002		2003
	(in constant Mexican pesos as of December 31, 2003, except lines in service)
ARGENTINA
CTI(1) (full year 2003 data)
Operating revenues (millions)		—		—	Ps.	2,700
Average monthly revenues per subscriber during preceding 12 months(2)		—		—	Ps.	182
Operating income (millions)		—		—	Ps.	677
Cellular lines in service (thousands)		—		—		1,411
BRAZIL
Telecom Americas(3)
Consolidated operating revenues from continuing operations (millions)	Ps.	5,074	Ps.	7,340	Ps.	11,397
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	149	Ps.	123	Ps.	119
Operating income (loss) (millions)	Ps.	(525)	Ps.	(197)	Ps.	(2,134)
Cellular lines in service (thousands)		4,333		5,192		9,521
BCP and BSE (combined full year 2003 data)(4)
Combined operating revenues (millions)		—		—	Ps.	7,212
Average monthly revenues per subscriber during preceding 12 months(2)		—		—	Ps.	121
Operating income (loss) (millions)		—		—	Ps.	(419)
Cellular lines in service (thousands)		—		—		3,050
CENTRAL AMERICA
Telgua (Guatemala and Nicaragua)(5)
Combined operating revenues (millions)	Ps.	4,406	Ps.	4,620	Ps.	5,663
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	154	Ps.	152	Ps.	178
Operating income (loss) (millions)	Ps.	1,343	Ps.	1,250	Ps.	1,706

	December 31,
	2001		2002		2003
	(in constant Mexican pesos as of December 31, 2003, except lines in service)
Lines in service (thousands):
Fixed		715		804		930
Cellular		420		628		970
CTE (El Salvador)(6)
Combined operating revenues (millions)		—		—	Ps.	4,241
Average monthly revenues per subscriber during preceding 12 months(2)		—		—	Ps.	209
Operating income (millions)		—		—	Ps.	1,139
Lines in service (thousands):
Fixed		—		—		704
Cellular		—		—		216
COLOMBIA
Comcel, Occel and Celcaribe (as from February 2003)(7)
Combined operating revenues (millions)	Ps.	2,962	Ps.	3,738	Ps.	5,770
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	136	Ps.	147	Ps.	123
Operating income (loss) (millions)	Ps.	(355)	Ps.	254	Ps.	592
Cellular lines in service (thousands)		1,884		2,822		3,674
Celcaribe(8)
Operating revenues (millions)		—		—	Ps.	549
Average monthly revenues per subscriber during preceding 12 months(2)		—		—	Ps.	125
Operating income (loss) (millions)		—		—	Ps.	3
Cellular lines in service (thousands)		—		—		414
ECUADOR
Conecel
Operating revenues (millions)	Ps.	852	Ps.	1,301	Ps.	2,717
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	139	Ps.	116	Ps.	130
Operating income (loss) (millions)	Ps.	(547)	Ps.	(110)	Ps.	549
Cellular lines in service (thousands)		484		923		1,537
UNITED STATES
TracFone
Operating revenues (millions)	Ps.	4,748	Ps.	4,242	Ps.	6,246
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	209	Ps.	167	Ps.	189
Operating income (loss) (millions)	Ps.	(1,694)	Ps.	(257)	Ps.	200
Cellular lines in service (thousands)		1,913		1,968		2,952

(1)	We began consolidating the results of CTI in November 2003.
(2)	Average for the year of the amount obtained each month by dividing service revenues by the number of customers. The figure includes both prepaid and postpaid customers and excludes equipment sales revenue.
(3)	Financial information is presented as if the acquisition of Tess had occurred on January 1, 2001, and all assets transferred by Telecom Americas pursuant to the 2002 restructuring are treated as discontinued operations. Accordingly, continuing operations consist of Tess, ATL, Telet and Americel, and starting in 2003, include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe. We began consolidating the results of Telecom Americas in July 2002.

(4)	We began consolidating the results of BSE and BCP in May and December 2003, respectively.
(5)	Includes Sercom Nicaragua, which began operations in December 2002.
(6)	We began consolidating the results of CTE in November 2003.
(7)	Includes Comcel, Occel and Celcaribe (as from February 2003). We began consolidating Comcel and Occel in February 2002.
(8)	We began consolidating the results of Celcaribe in February 2003.

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the “CTI Móvil” brand name, through its wholly-owned subsidiaries CTI Interior and CTI PCS. We own a 92% interest in CTI, which we acquired through a series of transactions in 2003, and the remaining 8% interest is owned by Techint Compañía Técnia Internacional S.A.C.I., or “Techint Group,” one of Argentina’s largest industrial groups. We began including the results of CTI in our consolidated financial statements in November 2003. The Techint Group has the right to require us to purchase all of their interest in CTI for U.S.$17.1 million at any time during the two years following the completion of the restructuring of CTI’s unsecured indebtedness. We have the right to require the Techint Group to sell us their interest in CTI at any time during such period for U.S.$18.8 million.

We paid approximately U.S.$221.5 million for the acquisition of our interests in CTI Holdings. This transaction involved the purchase by us and our partner of approximately U.S.$600 million in principal amount of secured indebtedness of CTI’s operating subsidiaries. At the time of the acquisition, CTI had U.S.$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial, or “APE”) in Argentina, which was approved by the court in December 2003. Pursuant to the APE, the notes were cancelled in exchange for an aggregate cash payment of approximately U.S.$37.1 million.

At December 31, 2003, CTI had approximately 1.4 million subscribers, and CTI had approximately a 19.8% share of the Argentine wireless market as of October 2003. Approximately 81% of CTI’s subscribers at December 31, 2003 resided in the interior of Argentina and the balance in the greater Buenos Aires region. During 2003, CTI reported consolidated revenues of Ps. 2,700 million and operating income of Ps. 677 million, based on Mexican GAAP.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. In addition, CTI offers long distance and value added services.

CTI’s cellular network uses analog and CDMA technology and covers approximately 95% of Argentina’s population. CTI has been authorized to develop a GSM network, and in December 2003 CTI reached an agreement with Nokia to deploy a nationwide GSM network. We have already deployed the GSM network in Buenos Aires and currently expect the network to be fully deployed by the summer of 2005. At December 31, 2003, CTI had 1,215 full-time employees.

CTI’s principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia; Unifon, a subsidiary of Telefónica Móviles of Spain; and Movicom, which is controlled by BellSouth.

CTI Interior and CTI PCS hold licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry (Secretaría de Comunicaciones de la Nación) is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

Brazil (Telecom Americas)

General

Telecom Americas is the second largest provider of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2003, of approximately 21%. Telecom Americas provides services in Brazil under a unified brand name, “Claro,” and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2003, Telecom Americas served approximately 9.5 million subscribers compared to 5.2 million subscribers at December 31, 2002 and covered approximately 140 million licensed points of presence (POPs).

Telecom Americas owns and operates cellular networks that use TDMA digital technology. In addition, in 2003, it launched a new GSM network in certain major urban areas. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. We expect GSM to gradually become our principal wireless technology.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and recently began to operate in two other regions in Brazil pursuant to new licenses acquired in November 2002. As discussed further below, these companies were acquired by Telecom Americas in a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003. Until the fall of 2003, these companies were required to operate under different brands, but they now operate under the unified “Claro” brand. We are in the process of integrating their marketing efforts and product offerings, but each company is required by law to maintain certain separate administrative and reporting functions. At December 31, 2003, the Telecom Americas operating companies had approximately 5,705 employees.

Telecom Americas’ wireless properties in Brazil include ATL, Tess, Telet, Americel, BSE and BCP. We acquired our interests in BSE and BCP during 2003. All of these companies are licensed to operate under the PCS (Serviço Móvel Pessoal) regime. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the state of Rio Grande do Sul; Americel operates in seven states in the central-west and northern regions of Brazil; BSE operates in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; and BCP operates in the metropolitan area of São Paulo. In addition, in 2003, Telecom Americas, through its subsidiaries, Stemar Telecomunicações Ltda. and Albra Telecomunicações Ltda., began operating in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe pursuant to new PCS licenses acquired in November 2002. BCP is the second largest wireless provider in the metropolitan region of São Paulo. As a result of the acquisition of our interests in BCP, Alecan Telecomunicações Ltda., a subsidiary of Telecom Americas, waived its rights to the PCS license that it acquired in November 2002 for the 1800 megahertz radio spectrum (Bands D and E) in the state of São Paulo.

All of these companies are wholly-owned and controlled subsidiaries of Telecom Americas, except for each of Americel and Telet in which BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds in the aggregate approximately 1.5% and 1.0% of the share capital, respectively. In November 2003, the National Telecommunications Agency of Brazil, or “ANATEL,” approved the acquisition of voting control by Telecom Americas of ATL, Tess, Americel and Telet, and Telecom Americas has by now acquired voting control of all these companies. Prior to that time, Telecom Americas owned substantially all of their economic interests (other than certain minority interests in each of Americel and Telet), but was not permitted to acquire control of the majority of their voting shares.

We are currently implementing a major restructuring of our ownership of Telecom Americas. As a part of this restructuring; in November 2003, Alecan Telecomunicações spun off its equipment assets to Americel, and Albra Telecomunicações merged into Telet.

We currently own approximately 97.5% of Telecom Americas. Telecom Americas was organized in November 2000 as a joint venture among us, Bell Canada International Inc. (“BCI”) and SBC International, Inc. (“SBCI”). Telecom Americas was initially organized to hold certain of the partners’ telecom interests throughout South America, but was reorganized in February 2002 to focus on the Brazilian wireless sector. In July 2002, we acquired all of BCI’s shares of Telecom Americas. We paid approximately U.S.$370 million for the shares, of which U.S.$194 million was paid in 2002 and the remainder was paid in March 2003. Also in July 2002, we acquired SBCI’s interest in Telecom Americas pursuant to a transaction in which we also sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI.

In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. The preferred shares may be converted to common shares at the holder’s option at any time. The preferred shares are entitled to dividends per share equal to 1.5 times the amount of any dividends per share declared on the common shares and to preference over the common shares in the return of capital upon liquidation up to an aggregate amount of U.S.$300 million. The preferred shares have no voting rights and no right to representation on the board of directors. A holder has the right to require that half of these shares be included for sale in a registered offering by Telecom Americas, including demand registration rights exercisable beginning in 2006, and in some circumstances to require that half of these shares be included if we sell more than 20% of the shares of Telecom Americas. Holders have the right to sell half of the shares to us beginning in 2006 at a price based on the amount of the liquidation preference for such shares plus interest at a nominal interest rate, and we have the right to acquire half of the shares at the same price beginning in 2006 and until July 31, 2007.

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are two other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the companies that were created upon the breakup of Telebrás. The other is Telecom Italia Mobile (TIM). Oi, which is owned by Telemar, is also an important competitor, with a significant presence in Rio de Janeiro and other areas. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

Recent acquisitions

Telecom Americas acquired its interests in ATL, Americel and Telet primarily through contributions from us and our former partners in transactions that were undertaken in 2000 and 2002. Telecom Americas acquired its interests in Tess from Telia Overseas AB, Telia AB and Algar Telecom S.A. in 2001 for U.S.$950.0 million, consisting of U.S.$318.7 million in cash and U.S.$631.3 million in promissory notes. Telecom Americas made the final payment of principal under the promissory notes in March 2004.

In May 2003, Telecom Americas acquired 97.5% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. The purchase price was based on a net enterprise value of BSE of U.S.$180 million. Later in 2003, Telecom Americas acquired the remaining interests in BSE held by minority investors, thereby increasing its interest to 100%. In 2003, BSE reported consolidated revenues of Ps. 2,247 million and consolidated operating income of Ps. 108 million, based on Mexican GAAP. We began including the results of BSE in our consolidated financial statements in May 2003. BSE had approximately one million subscribers at the time of the acquisition.

In November 2003, Telecom Americas acquired 100% of the shares of BCP S.A. from certain lenders to BCP, who had acquired the shares formerly held by affiliates of BellSouth and the Safra family and local minority investors. The purchase price was U.S.$643 million. All of BCP’s outstanding long-term indebtedness prior to the acquisition was cancelled or acquired by us in connection with the transaction. In 2003, BCP reported consolidated revenues of Ps. 4,965 million and consolidated operating loss of Ps. 525 million, based on Mexican GAAP. We began including the results of BCP in our consolidated financial statements in December 2003. BCP had approximately 1.7 million subscribers at the time of the acquisition. In connection with our bid for BCP, we granted Telemar an option to acquire a minority interest in BCP, subject to certain conditions. In October 2003, the option was cancelled, and we agreed to pay Telemar U.S.$35 million during the second quarter of 2004.

Regulatory environment

In conjunction with the breakup and privatization of the Telecomunicações Brasileiras S.A.—Telebrás telecommunications monopoly, Brazil opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebrás breakup and that were subsequently auctioned to private enterprises. Accordingly, there were two cellular service providers in all markets in Brazil, including the city of São Paulo, one operating in subfrequency Band A and another in subfrequency Band B. Starting in 1999, the entire Brazilian telecommunications sector has been open to competition.

In 1997, Brazil enacted the General Telecommunications Law (Lei Geral de Telecomunicações) to promote competition among service providers and establish an independent regulatory agency, ANATEL, to regulate its telecommunications industry. ANATEL issues licenses for both wireless and wireline operators. ANATEL has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

In September 2000, ANATEL published guidelines for the implementation of PCS (Serviço Móvel Pessoal) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator’s network by another. During 2003, all of the Telecom Americas operating companies exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. This change will allow the operating companies to extend the life of the license for an additional 15 years, upon the payment of a fee.

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Any company organized and based in Brazil, even if foreign-owned, was allowed to bid for a PCS license. Interested companies were permitted to bid for PCS licenses in each of the three regions, and were permitted to acquire PCS licenses for all three regions. However, each provider, whether cellular or PCS, is limited to only one license per service area.

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

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase rates only for inflation and on an annual basis. Under extraordinary conditions, licensees can request ANATEL for approval of real increases in rates, but there is no assurance that ANATEL would grant such authorization.

There have been recent press reports about the possibility of ANATEL enacting new regulations regarding the method of determining interconnection fees by cellular providers. Currently, operators determine interconnection fees by agreement, subject to ANATEL approval of the agreed rates. It is anticipated that, if enacted, these new regulations would provide for a cost-based method of determining interconnection fees and include a transition period. Because ANATEL has not published any information regarding these possible new regulations, we are not able to determine the impact, if any, that these possible new regulations may have on our results or operations.

Central America

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 98.8% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders during 2001, 2002 and 2003. We use the term “Telgua” below to refer to Telgua and the affiliates together.

At December 31, 2003, Telgua had approximately 930,000 fixed-line subscribers compared to 804,000 at December 31, 2002, a market share of approximately 95%.

Telgua’s wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology, which covers approximately 78% of its population. At December 31, 2003, Sercom had approximately 870,000 wireless subscribers, representing a market share of approximately 45.3%.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication, and dispatch applications, or “trunking,” and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua’s principal competitors in the wireless sector are Millicom (Comcel), Telefónica of Spain and BellSouth.

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

Nicaragua (Sercom and ENITEL)

We own a 99.0% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom) and launched wireless services in Nicaragua in December 2002. Sercom’s cellular network uses GSM technology to provide service to its customer base. As of December 31, 2003, Sercom had approximately 100,000 subscribers.

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

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. At December 31, 2003, ENITEL had approximately 120,000 wireless and 200,000 fixed-line subscribers. We consummated the acquisition of the 49% interest in ENITEL in January 2004.

In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors. We also agreed to acquire from these investors all of the shares of Megatel de Honduras, S.A. de C.V., which provides wireless and other telecommunications services in Honduras. At March 31, 2004, Megatel de Honduras had approximately 61 thousand wireless subscribers. The acquisition of Megatel de Honduras closed on June 29, 2004. The acquisition of the additional 50.03% interest in ENITEL is subject to a number of conditions, including receipt of regulatory approvals, and is expected to close in July 2004.

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) provides fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. Subsequently, we acquired an additional 1.2% interest in CTE from minority shareholders at the end of 2003 and the beginning of 2004. As part of the acquisition, we acquired the right to receive a management fee equal to 5% of CTE’s EBITDA and 2% of CTE’s net sales until at least 2008. For the purpose of calculating the fee, each of EBITDA and net sales is defined in the management agreement. The Salvadoran government holds approximately 43% of CTE’s share capital, and approximately 6% is held by employees or former employees. During 2003, CTE reported consolidated sales of Ps. 4,241 million and consolidated operating income of Ps. 209 million, based on Mexican GAAP. We began including the results of CTE in our consolidated financial statements in November 2003.

At December 31, 2003, CTE had approximately 704,000 fixed-line subscribers and a market share of approximately 90%.

CTE’s wireless business is operated by its subsidiary CTE Telecom Personal S.A. de C.V. Personal’s cellular network uses GSM digital technology and covers approximately 67% of the Salvadorean population. At December 31, 2003, Personal had approximately 212,000 wireless subscribers, which we estimate represents a market share of approximately 24%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2003, CTE and its subsidiaries had approximately 2,563 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 44%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, and Digicel, which is owned by a consortium of international investors.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and a nationwide PCS 1900 license to operate its cellular network.

Colombia (Comcel, Occel and Celcaribe)

Comunicación Celular S.A. (Comcel), Occidente y Caribe Celular S.A. (Occel) and Empresa Regional de Communicaciones Celulares de la Costa Atlántica S.A. (Celcaribe) provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country, Occel in the western region, and Celcaribe principally in the Caribbean region. We acquired our interests in Comcel and Occel in 2002 from Telecom Americas and certain other shareholders and increased them to their present levels through a series of capitalized investments in 2002. Comcel acquired its interest in Celcaribe from Millicom International Cellular in February 2003. This acquisition allowed us to provide nationwide coverage in Colombia. We hold a 95.7% interest in Comcel, a 93.4% interest in Occel and a 94.0% interest in Celcaribe. Occel and Celcaribe operate under the “Comcel” brand, and we use the term “Comcel” below to refer to Comcel, Occel and Celcaribe together.

Comcel’s network uses analog and TDMA digital technology and covers approximately 74.0% of Colombia’s population. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2003, Comcel had approximately 3.7 million subscribers, compared to 2.8 million subscribers at December 31, 2002, and believed it had a 59.0% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in various chain stores nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

In each of the three regions of Colombia, we compete with BellSouth and Colombia Móvil, a consortium of two Colombian public-sector, fixed-line operators. Colombia Móvil started nationwide commercial operations in November 2003. In March 2004, BellSouth reached an agreement to sell its assets in Latin America to Telefónica Móviles of Spain. This transaction, if completed, may increase competition in Colombia. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce, which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

Comcel, Occel and Celcaribe hold ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, each of Comcel, Occel and Celcaribe is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew their concessions through 2014.

Ecuador (Conecel)

Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) is a wireless telecommunications operator in Ecuador. We acquired a 60% interest in Conecel in March 2000 and gave the other investors certain rights to sell us their shares. In April 2002, the other investors exercised their first put rights, and we paid approximately U.S.$70.3 million to increase our interest to 80.6%. In July 2003, we acquired the remaining interests in Conecel for an identical amount, increasing our interest in Conecel to 100%.

At December 31, 2003, Conecel had approximately 1.5 million subscribers, compared to approximately 923,000 at December 31, 2002, representing a 64% share of the Ecuadorian wireless market.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 80% of the geographic area of Ecuador. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

Conecel’s principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. At December 31, 2003, BellSouth Ecuador had approximately 860,000 subscribers, representing a 35% share of the Ecuadorian wireless market. In March 2004, BellSouth reached an agreement to sell its assets in Latin America to Telefónica Móviles of Spain. This transaction, if completed, may increase competition in Ecuador.

Conecel is subject to regulation from:

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

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2017.

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2003, TracFone had approximately 3.0 million subscribers and is one of the three largest operators in the U.S. prepaid cellular market. TracFone’s subscriber base increased by 50.0% in 2003.

TracFone does not own any wireless telecommunications facilities or hold any licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant capital expenditure. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States. TracFone competes with the major U.S. wireless operators. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or “FCC,” and to U.S. telecommunications laws and regulations. TracFone is not required to procure licenses to carry out its business.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2003. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Techtel (Argentina)

Pursuant to the February 2002 reorganization of Telecom Americas, we acquired a 60% interest in Techtel-LMDS Comunicaciones Interactivas, S.A., which operates a local multipoint distribution services (LMDS) and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel began providing long-distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In April 2004, we sold our interests in Techtel to Telmex. See “Related Party Transactions” under Item 7.

Telstar (Uruguay)

We acquired a majority interest in Telstar S.A. pursuant to the February 2002 reorganization of Telecom Americas. Telstar has completed an LMDS network to provide data transmission services in Montevideo, Uruguay. In April 2004, we sold our interests in Telstar to Telmex. See “Related Party Transactions” under Item 7.

U.S. Commercial Corp.—CompUSA

We acquired a 49% interest in CompUSA, Inc. in March 2000. In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA for a 29.7% interest in US Commercial Corp., S.A. de C.V. and Ps. 180 million. U.S. Commercial Corp. is a Mexican company with shares listed on the Mexican stock exchange. Its principal asset is 100% of the shares of CompUSA. We recorded a loss of Ps. 279 million on the transaction. In 2004, we reclassified our investment in U.S. Commercial Corp. as available for sale. The controlling shareholder of US Commercial Corp. is an affiliate of América Telecom, our controlling shareholder. See “Related Party Transactions” under Item 7.

CompUSA is a provider of technology solutions and a retailer of personal computing equipment, based in Dallas, Texas, and operates a number of CompUSA Computer Superstores throughout the United States. CompUSA competes with a variety of resellers of personal computers and related products and services, including large format computer retailers, Internet-based retailers, manufacturers and distributors that sell directly to the public, and other personal computer retailers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

Telvista

We own an indirect 44.2% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which we, Telmex and Grupo Carso have a joint interest. Telvista is a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures for each year in the three-year period ended December 31, 2003

	Year ended December 31,
	2001		2002		2003
	(millions of constant pesos as of December 31, 2003)
Transmission and switching equipment	Ps.	13,398	Ps.	9,379	Ps.	11,685
Other		3,661		1,871		1,968

Total capital expenditures	Ps.	17,059	Ps.	11,250	Ps.	13,653

Our capital expenditures during 2003 related primarily to the completion of the rollout of a GSM network in Mexico and the rollout of new GSM networks in Brazil, Colombia and Ecuador. We have budgeted capital expenditures of approximately U.S.$1.4 billion for the year ending December 31, 2004, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. We expect that our capital expenditures during 2004 will primarily relate to the completion of the rollout of a new GSM network in Argentina and the expansion of GSM coverage in Mexico and Brazil. We expect to make approximately 35% of our 2004 budgeted capital expenditures in Mexico, which represents a decrease from prior years.

Item 5.    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 23 to the audited financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2003.

Background

Effects of Recent Acquisitions

In 2002 and 2003, we acquired a total of seven companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results and will continue to affect comparability in 2004, particularly as the more significant of our 2003 acquisitions were not consolidated until the fourth quarter of 2003.

During 2003, we completed the acquisition of five companies. Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Celcaribe (as from February 2003);

•	BSE (as from May 2003);

•	CTE (as from November 2003);

•	CTI (as from November 2003); and

•	BCP (as from December 2003).

As a result of these acquisitions, we acquired 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The revenues of these companies that are included in our consolidated financial statements together accounted for 4.5% of our operating revenues in 2003.

Our 2002 audited financial statements reflect the consolidation of Comcel beginning in February 2002 and Telecom Americas beginning in July 2002. Comcel and Telecom Americas together accounted for 20.0% of consolidated revenues in 2003 and 12.0% in 2002. Prior to their consolidations, our audited financial statements reflected their net results under the equity method. We acquired control of Comcel as part of the reorganization of Telecom Americas in February 2002, and we acquired control of Telecom Americas when we acquired the interests held by our former partners pursuant to a series of transactions ending in July 2002.

The following table sets forth the full-year revenues of the companies we acquired in 2002 and 2003 in millions of constant pesos as of December 31, 2003, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our consolidated financial statements.

	Annual Revenues
	2002	% consolidated	2003	% consolidated
Comcel(1)	Ps.4,302	91.6%	Ps.5,770	100.0%
Telecom Americas(2)	7,032	46.8	11,397	100.0
Celcaribe	—	—	549	92.5
BSE	—	—	2,247	70.0
CTE	—	—	4,241	19.0
CTI	—	—	2,700	19.8
BCP	—	—	4,965	9.0

(1)	Includes Celcaribe (as from February 2003).
(2)	Includes BSE (as from February 2003) and BCP (as from December 2003).

Geographic Segments

We have significant operations in nine countries, which are grouped for financial reporting purposes in eight geographic segments. Segment information is presented in Note 21 to our consolidated financial statements included in this annual report. Mexico accounted for 61.0% of our total operating revenues in 2003, down from 71.0% in 2002. This percentage may decrease somewhat in 2004 as a result of a full year of consolidating the companies acquired during 2003.

Our subsidiaries report significantly different operating margins, with Mexico, Central America and Ecuador showing margins higher than or similar to our consolidated operating margin in 2003 and the remainder showing lower margins or, in the case of Brazil, an operating loss.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, capital expenditure requirements, debt profile and many other factors. Accordingly, our results of operations in each period accordingly reflect a combination of different effects in the different countries.

Effects of Economic Conditions

Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2003, changes in currency exchange rates led us to report a foreign exchange gain of Ps. 1,355 million (an amount that is equal to 7.5% of our operating income), whereas in 2002 we reported a foreign exchange loss of Ps. 1,526 million.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 39% of our 2003 operating revenues and 65% of our year-end 2003 assets, as compared to 29% and 58%, respectively, in 2002.

Trends in Operating Results

Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. The markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change. As a result, it is difficult to predict overall trends in our operating performance.

At December 31, 2003, we had approximately 43.7 million wireless subscribers, as compared to 31.6 million at December 31, 2002. The 12.1 million, or 38.4%, increase in subscribers in 2003 includes 4.2 million subscribers resulting from acquisitions we consummated in that year.

Composition of Revenues

Most of our revenues (86.0% in 2003) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes account of the service revenues that are expected to result when the handset is used.

Consolidated Results of Operations

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 17 to our consolidated financial statements included in this annual report.

Operating Revenues

Operating revenues increased by 43.9% in 2003 and by 31.4% in 2002. The Ps. 26,198 million increase in revenues in 2003 principally reflects the following factors:

•	organic growth in all of our geographic segments, particularly Mexico which reported an increase in revenues of Ps. 10,058 million (or 23.7%);

•	the consolidation of the results of the five companies acquired during 2003, accounting for approximately 14.8% of the increase; and

•	the full-year consolidation of the results of Telecom Americas and Comcel in 2003.

In 2002, our operating revenues increased by Ps. 14,285 million, or 31.4%, as compared to 2001. This increase was due primarily to an increase in revenues in Mexico (up by Ps. 6,947 million), and the consolidation of revenues from Colombia (Ps. 3,943 million) and Brazil (Ps. 3,377 million). Excluding Brazil and Colombia, which were consolidated for the first time in 2002, operating revenues would have increased by 15.7%.

The increase in operating revenues in 2003 also includes a Ps. 4,874 million, or 67.7%, increase in equipment revenues reflecting subscriber growth and the introduction of GSM services in some of our markets. Equipment revenues as a percentage of total revenues increased from 12% in 2002 to 14% in 2003.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 43.6% of operating revenues in 2003 and 42.5% of operating revenues in 2002. Cost of services and equipment increased by 47.6% in 2003 and by 30.2% in 2002. This increase in 2003 reflects both growth in subscribers and acquisitions.

Cost of equipment was Ps. 19,223 million in 2003, and primarily represents the cost of handsets sold to subscribers. The 59.5% increase in 2003 compares favorably to the 67.7% increase in equipment revenues. Cost of equipment increased more slowly than our equipment revenues, primarily as a result of our efforts to centralize the purchase of handsets leading to lower equipment unit costs and a change in mix from TDMA to GSM equipment, which is generally less expensive than TDMA equipment. Cost of equipment increased by 43.2% in 2002 as compared to 2001.

Cost of services increased by 36.7% in 2003, to Ps. 18,251 million. This increase in cost of services was slower than the growth in service revenues, which increased by 40.6% in 2003. These costs have increased more slowly than our service revenues, as a result of increasing scale, cost control measures and higher usage of GSM services. Cost of services increased by 23.2% in 2002 as compared to 2001.

Commercial, administrative and general—Commercial, administrative and general expenses represented 19.3% of operating revenues in 2003 and 21.3% of operating revenues in 2002. On an absolute basis, commercial, administrative and general expenses increased by 30.6% in 2003 and 4.1% in 2002. This increase in 2003 reflects both growth in subscribers and acquisitions. These costs have increased more slowly than our revenues, as a result of increasing scale and cost control measures in each country in which we operate.

Depreciation and amortization—Depreciation and amortization represented 16.1% of operating revenues in 2003 and 14.5% of operating revenues in 2002. Depreciation and amortization increased by 61.3% in 2003 and by 74.9% in 2002. Apart from the consolidation of our recently acquired companies in 2003, the increases in depreciation and amortization in 2003 and 2002 reflect the substantial investments made in our networks, particularly in connection with the launch of GSM services in Mexico, Brazil, Colombia, Ecuador and Guatemala.

Operating Income

Operating income increased by 38.4% in 2003 and 94.5% in 2002, reflecting revenue growth and in 2002 improved operating margins. All of our subsidiaries, except for Telecom Americas, reported operating income in 2003.

Operating margin (operating income as a percentage of operating revenues) was 20.9% in 2003, 21.7% in 2002 and 14.7% in 2001. The significant increase in depreciation and amortization caused our operating margin to decrease slightly in 2003. The improvement in our operating margin in 2002 reflected greater efficiency due to the larger number of customers, cost-control measures and lower subscriber acquisition costs as a percentage of revenues.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing income of Ps. 2,123 million in 2003 and comprehensive financing cost of Ps. 1,023 million in 2002 and Ps. 665 million in 2001. The change between 2003 and 2002 reflects a combination of factors—principally, a foreign exchange gain in 2003 as opposed to a foreign exchange loss in 2002 and a decline in other financing costs.

For 2003 and 2002, changes in the components of comprehensive financing cost were as follows:

•	In 2003 and 2002, we had net interest expense of Ps. 1,393 million and Ps. 1,095 million, respectively. The increase was attributable primarily to the depreciation of the Mexican peso against the U.S. dollar during 2003, which caused the reported amount of our debt as reported in pesos to increase.

•	We had a foreign exchange gain of Ps. 1,355 million in 2003, as compared to a loss of Ps. 1,526 million in 2002. The net exchange gain in 2003 was mainly due to the increase in value of the Brazilian real relative to the U.S. dollar. The net exchange loss recorded in 2002 was mainly due to the depreciation of the Mexican peso and the Brazilian real relative to the U.S. dollar.

•	In 2003 and 2002, our average monetary liabilities exceeded our average monetary assets, resulting in a net gain from monetary position.

•	We reported a net other financing cost of Ps. 189 million in 2003 and of Ps. 1,274 million in 2002. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments.

Income Tax and Employee Profit-Sharing

The statutory rate of Mexican corporate income tax was 34% in 2003 and 35% in 2002 and 2001. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 51.2%, 26.3% and 17.2% for 2001, 2002, and 2003, respectively. In 2001, our effective tax rate exceeded the statutory rate because we had pre-tax losses in our non-Mexican operations that were not deductible against our Mexican taxable income. In 2002 and 2003, our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 33% in 2004 and 32% in 2005.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. The amount payable increased by 22.6% to Ps. 247.9 million in 2003 and decreased by 3.5% in 2002.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 130 million in 2003 and Ps. 4,170 million in 2002. The net losses in 2002 resulted primarily from an impairment of goodwill recognized by CompUSA and the losses incurred by Telecom Americas before we began to consolidate it in July 2002. In 2003, the net loss reflects principally our share of the net loss reported by CompUSA.

Other Income (Loss), Net

In 2003, we recorded other net loss of Ps. 1,045 million. This loss reflects primarily losses recorded in connection with a sale-leaseback transaction entered into by Telcel and losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., S.A. de C.V. and cash. See “Related Party Transactions” under Item 7.

Majority Net Income

We had majority net income of Ps. 15,032 million in 2003 and Ps. 4,784 million in 2002, compared to a majority net loss of Ps. 910 million in 2001. The significant increase in majority net income in 2003 reflected increased revenues and operating income, as well as improved comprehensive financing income and equity in results of affiliates. The improvement in majority net income in 2002 reflected improvements in revenues and earnings from all our major subsidiaries.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets other than Argentina and El Salvador. We are not discussing operating results in Argentina and El Salvador because we did not have material operations in those countries in 2002. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2001 and 2002 are restated at constant pesos as of December 31, 2003 based on the annual rate of inflation in Mexico.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2001	2002	% Change	2003	% Change
Guatemalan quetzal	1.1576	1.3498	16.6%	1.3975	3.5%
U.S. dollar(1)	9.1423	10.3125	12.80	11.2360	9.0
Brazilian real	3.9492	2.9161	(26.15)	3.8890	33.36
Colombian peso	0.0041	0.0035	(10.33)	0.0040	15.55

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 21 to our consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

Mexico

Operating revenues increased by 23.7% in 2003 and by 19.6% in 2002. In 2003, the number of Telcel subscribers increased by 16.8%, to approximately 23.4 million, and there was an increase in total traffic of 38.5%. In 2002, the number of Telcel subscribers increased by 18.3%, to approximately 20.1 million, and total traffic increased by 29.0%. We have experienced declining rates of subscriber growth in recent years as penetration rates increase in Mexico. We expect this trend to continue in the future. Telcel’s average monthly revenues per subscriber increased by 10.7% in 2003 as a result of a decrease in the percentage of Telcel’s subscriber base represented by new subscribers and promotions that led to higher usage. New subscribers tend to have lower usage than existing customers.

Operating income increased by 44.0% in 2003 and by 24.9% in 2002. Our operating margin was 33.7% in 2003 and 29.0% in 2002. The increase in operating margin in 2003 reflects greater efficiency resulting from increasing scale and cost control measures, lower licensing fees and the reversal of a provision established in 2002 in connection with a Mexican tax applicable to certain telecommunication services.

Brazil

We began consolidating the results of Telecom Americas in July 2002, such that our consolidated financial statements do not reflect revenues or operating income from Brazil prior to that date (except for our equity in the net results of Telecom Americas). To measure the operating performance of Telecom Americas, we compare its operating revenues and operating income for continuing operations using its full-year 2002 and 2001 results. On that basis, Telecom Americas’ operating revenues from continuing operations increased by 55.3% in 2003 and by 44.7% in 2002. The 2003 results include BSE from May 2003 and BCP from December 2003. Approximately 50.0% of the increase in 2003 operating revenues resulted from the consolidation of BSE and BCP. In 2003, the number of Telecom Americas subscribers increased by 4.3 million subscribers, to approximately 9.5 million subscribers, and there was an increase in total traffic of 26.8%. Of the increase in subscribers in 2003, approximately 1.6 million resulted from organic growth and approximately 2.7 million from the acquisition of BCP and BSE. In 2002, the number of Telecom Americas subscribers increased by 19.9%, to approximately 5.2 million, and there was an increase in total traffic of 9%.

Telecom Americas reported an operating loss of Ps. 2,134 million in 2003, as compared to a Ps. 197 million operating loss in 2002. The increased operating loss in 2003 reflects expenses incurred in connection with the launch of a unified brand name “Claro,” the deployment of the new GSM network, the integration of BCP and BSE and the start-up of operations in the regions of Bahia-Sergipe and Paraná-Santa Catarina, as well as increased depreciation expenses.

Central America—Guatemala and Nicaragua

Operating revenues increased by 22.6% in 2003 and by 4.9% in 2002. In 2003, the number of wireless subscribers in Guatemala increased by 38.5%, to approximately 870,000, and the number of wireless subscribers in Nicaragua reached approximately 100,000. Telgua began providing wireless services in Nicaragua in December 2002. Traffic increased by 44.1% in 2003. In 2002, the number of wireless subscribers increased by 49.4%, to approximately 628,000, and there was an increase in total traffic of 5.1%. The number of Telgua’s fixed lines in Guatemala reached approximately 929,700 at December 31, 2003, a 15.7% increase from December 31, 2002.

Operating income increased by 36.5% in 2003 and decreased by 6.9% in 2002. Our operating margin was 30.1% in 2003 and 27.0% in 2002. During 2002, we reduced the long distance rates applicable to incoming and outgoing rates.

Colombia

We began consolidating Comcel in February 2002, such that our consolidated financial statements do not reflect revenues or operating income from Colombia prior to that date (except for our equity in the net results of Telecom Americas). To measure the operating performance of Comcel, we compare its operating revenues and operating income using its full-year 2002 and 2001 results. On that basis, Comcel’s operating revenues increased by 54.4% in 2003 and by 26.2% in 2002. In 2003, the number of Comcel subscribers increased by 30.2%, to approximately 3.7 million, and total traffic increased by 54.6%. The consolidation of Celcaribe accounted for approximately 25% of Comcel’s subscriber growth in 2003. In 2002, the number of Comcel subscribers increased by 49.7%, to approximately 2.8 million, and there was an increase in total traffic of 43.7%.

Operating income increased by 133.1% in 2003. Operating income was Ps. 592 million in 2003 and Ps. 254 million in 2002, as compared to an operating loss of Ps. 355 million in 2001. Our operating margin was 10.3% in 2003 and 6.7% in 2002.

Ecuador

Operating revenues increased by 108.9% in 2003 and by 52.6% in 2002. In 2003, the number of Conecel subscribers increased by 66.5%, to approximately 1.5 million, and there was an increase in total traffic of 35.0%. During 2003, we reached agreement with cetain operators on interconnection fees for calling party pay and recorded income with respect to fees for prior years and fees accrued after the agreement date. In 2002, the number of Conecel subscribers increased by 90.8%, to approximately 923,000, and total traffic increased by 67%.

Operating income was Ps. 548 million, as compared to losses of Ps. 110 million in 2002 and Ps. 547 million in 2001. Our operating margin was 20.2% in 2003.

United States

Operating revenues increased by 47.3% in 2003 and decreased by 10.7% in 2002. In 2003, the number of TracFone subscribers increased by 50%, to approximately 3.0 million, and total traffic increased by 60.4%. In 2002, the number of TracFone subscribers increased by 2.9%, to approximately 2.0 million, and total traffic increased by 11.6%. The decline in revenues in 2002 resulted in part from a change in TracFone’s revenue-deferment methodology, implemented in September 2002, meant to ensure that revenues more closely mirror the actual consumption levels of prepaid cards sold by TracFone.

In 2003, for the first time in its history, TracFone reported operating income, of Ps. 200.2 million. In addition to subscriber growth, the improvement reported in 2003 reflects certain discounts on airtime obtained by TracFone as a result of achieving certain operating targets. TracFone’s digital traffic continues to expand, and digital traffic is more profitable than analog traffic. Operating loss decreased by 177.9% in 2002.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

•	We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2003 and 2002, we invested approximately Ps. 13.7 billion and Ps. 11.3 billion in plant, property and equipment. We have budgeted capital expenditures for 2004 to be approximately U.S.$1.4 billion (Ps. 15.7 billion). See “Capital Expenditures” under Item 4.

•	We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 794 million in dividends in 2003 and Ps. 618 million in 2002, and we are paying dividends quarterly in 2004. We also spent (including commissions and value-added taxes) Ps. 975 million repurchasing our own shares in the open market in 2003 and Ps. 2,192 million in 2002. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2004. In a shareholders’ meeting held on April 27, 2004, our shareholders resolved to pay a dividend of Ps. 0.12 per share and authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional shares, thereby increasing our reserve to Ps. 25,000 million.

•	During 2003, we spent approximately Ps. 18.2 billion in order to acquire new companies and increase our interest in some of our subsidiaries.

The following table summarizes certain contractual liabilities as of December 31, 2003. The table does not include accounts payable or pension liabilities:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(millions of constant pesos as of December 31, 2003)
Contractual obligations as of December 31, 2003:
Equipment leases	Ps.	993	Ps.	37	Ps.	956		—		—
Real estate leases		6,820		752		2,360	Ps.	1,311	Ps.	2,397
Long-term debt		40,156		3,917		30,191		5,101		947
Short-term debt		8,164		8,164		—		—		—
Other (1)		4,050		1,547		2,503		—		—

Total	Ps.	60,183	Ps.	14,417	Ps.	36,010	Ps.	6,412	Ps.	3,344

(1)	See discussion below.

We have entered into agreements to purchase equipment for the rollout of GSM networks in Argentina, Brazil, Colombia and Ecuador. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$325.5 million (Ps. 3,657 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers’ compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2003. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, especially in Latin America, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may have substantial debt and may require significant funding for capital expenditures.

Working Capital

At December 31, 2003, we had a working capital deficit (excess of current liabilities over current assets) of Ps. 10,230 million, as compared to a working capital deficit of Ps. 4,643 million at December 31, 2002. This increase in 2003 principally reflected the extension of favorable payment terms obtained by us from equipment suppliers during 2003. We have substantial capital resources, including funds generated from operations and borrowing capacity, to meet our short-term obligations as they become due and payable.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 29,038 million in 2003 and Ps. 19,408 million in 2002. All of our geographic segments (other than the United States in 2002 and Brazil in 2003) generated net resources from operations in 2003 and 2002.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and investments. We have relied on a combination of equipment financing, other borrowings from international banks, and borrowings in the Mexican capital markets. Many of the companies we acquired during 2002 had substantial indebtedness. During 2002 and 2003, we sought to reduce their indebtedness by incurring additional debt at our Mexican companies, which reduces our borrowing costs.

We were able to fund our capital requirements during 2003 principally through resources generated by our operations, and acquisitions made during 2003 did not significantly increase our indebtedness.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI.

Outstanding Indebtedness

At December 31, 2003, we had total consolidated indebtedness of Ps. 49,313 million, as compared to Ps. 48,036 million at December 31, 2002. Cash and cash equivalents amounted to Ps. 10,082 million at December 31, 2003 and Ps. 11,023 million at December 31, 2002. Approximately 76% of our indebtedness at December 31, 2003 was denominated in currencies other than Mexican pesos (approximately 67% in U.S. dollars and 9% in other currencies, principally in reais), and approximately 42% of our consolidated debt obligations (after taking into account interest swaps) bore interest at floating rates. The weighted average cost of all our third-party debt at December 31, 2003 (including interest, commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.19%.

Our major categories of indebtedness are as follows:

•	Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel. The aggregate amount outstanding under equipment financing facilities at December 31, 2003 was U.S.$795 million (Ps. 8,933 million).

•	Other bank loans. At December 31, 2003, we had approximately U.S.$1.7 billion (Ps. 19.1 billion) outstanding under a number of dollar-denominated bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in our financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors. For certain of these facilities, Telgua is also a guarantor. At December 31, 2003, we also had bank loans denominated in currencies other than U.S. dollars, including pesos, in an aggregate amount of Ps. 3,409 million.

•	Peso-denominated notes. At December 31, 2003, we had Ps. 11.25 billion in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel.

•	BNDES. ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”, the Brazilian federal development bank. These loans are principally denominated in reais, with a portion indexed to U.S. dollars. At December 31, 2003, the aggregate principal amount of these loans was approximately R$618 million plus the equivalent in reais of approximately U.S.$60 million in foreign currencies.

We are subject to financial and operating covenants under our loan agreements. They limit our ability to pledge our assets, to effect a merger or a sale of all or substantially all of our assets, and to permit restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. The most restrictive financial covenants require us to maintain a consolidated ratio of debt to EBITDA (as defined in the loan agreements) not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América

Móvil. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. In the event of a default under certain material provisions of some of our bank loans, we are prohibited from paying dividends to our shareholders.

At December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million), excluding debt owed to us or our other subsidiaries. At such date, Sercotel, our wholly-owned subsidiary that holds directly or indirectly the shares of all our operating subsidiaries, had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 28,896 million (U.S.$2,572 million). In addition, at December 31, 2003, our operating subsidiaries other than Telcel had indebtedness of Ps. 5,336 million (U.S.$474.9 million).

On March 9, 2004, we issued U.S.$500 million in principal amount of 4.125% senior notes due 2009 and U.S.$800 million in principal amount of 5.500% senior due 2014. In addition, on April 20, 2004, we issued U.S.$300 million in principal amount of floating rate notes due 2007, bearing interest at a rate equal to three-month Libor plus 0.625%. These notes are guaranteed by Telcel. The notes were sold in the United States to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S. The net proceeds from the sale of the notes, after initial purchasers’ fees, were approximately U.S.$1,590 million. As of the date of this annual report, we had paid approximately U.S.$1,446 million of debt, including approximately U.S.$1,310 million of U.S. dollar-denominated debt, using the net proceeds from the sale of the notes. We have agreed to use our reasonable best efforts to offer to the holders of notes the opportunity to exchange their notes for an equal principal amount of notes to be issued pursuant to a registration statement filed with the SEC. If we fail to satisfy our registration obligations by October 31, 2004 with respect to the fixed rate notes or December 31, 2004 with respect to the floating rate notes, the annual interest rate applicable to the notes will, until such obligations are satisfied, be increased by 0.50% per year.

Off-Balance Sheet Arrangements

We have obligations to purchase additional shares of our subsidiaries Telecom Americas and CTI at the option of their minority shareholders. In the case of Telecom Americas, the minority shareholder has the right to sell half of its shares to us beginning in 2006 for U.S.$150 million plus interest. In the case of CTI, the minority shareholder has the right to sell all of its shares to us within a specified period after the completion of the restructuring of the indebtedness of CTI for U.S.$17.1 million.

In connection with an investment in a small Spanish company that was transferred to us in our spin-off from Telmex, we have agreed to indemnify Telmex for up to euro 13.7 million in respect of a guarantee given by Telmex to other interest holders in that company. In 2001, we wrote off the entire balance of our investment in that company.

Except for the obligations described above, as of December 31, 2003, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 14,899 million in 2003 and Ps. 6,037 million in 2002, as compared to a net loss of Ps. 670 million in 2001. Compared to Mexican GAAP, net income under U.S. GAAP was 0.88% lower in 2003 and 26.2% higher in 2002.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders’ equity. The most significant differences in their effect on 2003 net income related to the recording of deferred income taxes and the reversal of the amortization of goodwill reported under Mexican

GAAP. In 2002, for U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. As a result, for U.S. GAAP purposes we no longer amortize goodwill and other intangible assets with indefinite useful lives. Another significant difference between U.S. and Mexican GAAP is how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate. In 2002 and 2003, this resulted in lower net income under U.S. GAAP, because Mexican inflation exceeded the rate used to restate fixed assets of non-Mexican origin. Other differences that affected 2003 net income relate to accrued vacation pay, capitalized interest on assets under construction, deferred employee profit sharing, net gains (losses) on sales to affiliates and the presentation of minority interests. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect principally these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 23 to our consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

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

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2003 to Ps. 9,727 million, or 14.3% of our operating costs and expenses. See Note 7 to our consolidated financial statements.

The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases, it can result in our recognizing an impairment charge to reflect a write-down in value.

Impairment

We carry substantial balances on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2003 and 2002 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

Our equity-method affiliate CompUSA wrote-off goodwill by U.S.$410 million in 2002 upon adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Item 6.    Directors, Senior Management and Employees

MANAGEMENT

Directors

Management of our business is vested in our Board of Directors. The Board of Directors has broad authority to manage our company. Actions requiring the approval of our board of directors include:

•	a change of control of the company;

•	transactions with related parties (as defined in the Mexican Securities Market Law);

•	acquisitions or sales of assets equal in value to, or greater in value than, 10% of the value of the company’s assets;

•	guarantees of amounts exceeding 30% of the value of the company’s assets; and

•	any other transaction in an amount greater than 1% of the value of the company’s assets.

Our bylaws provide for the Board of Directors to consist of between five and 20 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders’ meeting held on April 27, 2004, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Carlos Slim Helú	Born:	1940
Chairman and Member of the Executive Committee	First elected: Term expires:	2000 2005
	Principal occupation:	Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee	First elected: Term expires:	2000 2005
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo	Born:	1950
Director	First elected:	2000
	Term expires:	2005
	Principal occupation:	Chief Executive Officer of Telmex
	Other directorships:	Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri	Born:	1960
Director and Chairman of the Audit Committee	First elected: Term expires:	2000 2005
	Principal occupation:	Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other directorships:	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.

María Asunción Aramburuzabala Larregui	Born:	1963
Director and Member of the Audit Committee	First elected: Term expires:	2000 2005
	Principal occupation:	Chief Executive Officer of Tresalia Capital
	Other directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital

Rafael Robles Miaja	Born:	1965
Director and Corporate Secretary	First elected:	2000
	Term expires:	2005
	Principal occupation:	Partner, Franck, Galicia y Robles, S.C.
	Other directorships:	Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V. and Parras Cone de México, S.A. de C.V.

Jonathan P. Klug	Born:	1956
Director	First elected:	2003
	Term expires:	2005
	Principal occupation:	Vice-President Finance of SBC International Inc.
	Other directorships:	Director of Belgacan, S.A., Telkom SA Limited, ADSB Telecommunications B.V. and TDA A/S.

James W. Callaway	Born:	1946
Director and Member of the Executive Committee	First elected: Term expires:	2003 2005
	Principal occupation:	Group President of SBC Communications, Inc.
	Other directorships:	Director of Belgacan, S.A., TDC A/S and Teléfonos de México, S.A. de C.V.

Claudio X. González Laporte	Born:	1934
Director and Member of the Compensation Committee	First elected: Term expires:	2000 2005
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation

David Ibarra Muñoz	Born:	1930
Director and Member of the Audit Committee and the Compensation Committee	First elected: Term expires:	2000 2005
	Other directorships:	Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit

Patrick Slim Domit	Born:	1969
Director	First elected:	2004
	Term expires:	2005
	Other directorships:	Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director	First elected:	2004
	Term expires:	2005
	Other directorships:	Director of Grupo Financiero Value, S.A. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú, and Patrick Slim Domit is the son of Carlos Slim Helú.

Executive Committee

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Helú and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. James W. Callaway, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, and David Ibarra Muñoz and Ms. María Asunción Aramburuzabala Larregui. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to:

•	assist the Board of Directors in selecting candidates for our auditors and reviewing the scope and terms of their engagement;

•	assist the Executive Committee in monitoring the performance of our auditors and re-evaluating the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;

•	report to the Board of Directors on its activities;

•	opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions; and

•	perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws and Mexican law, the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders, and the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

•	recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan;

•	report to the Board of Directors on its activities; and

•	perform any other functions the Board of Directors may delegate to the Compensation Committee.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)

Carlos Cárdenas Blásquez	Appointed:	2000
Latin American Operations	Business experience:	Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.

José Elias Briones Capetillo	Appointed:	2001
Administration and Finance	Business experience:	Comptroller of Telcel

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Statutory Auditors

Under our bylaws, the holders of a majority of our outstanding common shares (AA Shares and A Shares) may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors, who serve until a successor is elected. Statutory auditors are normally elected or ratified at the annual general shareholders’ meetings. The primary role of the statutory auditors is to report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to:

•	call ordinary or extraordinary general meetings;

•	place items on the agenda for meetings of shareholders or the Board of Directors;

•	attend meetings of shareholders, the Board of Directors or the Executive Committee; and

•	generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are: Francisco Álvarez del Campo and Agustín Aguilar Laurents, respectively.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors and senior management in 2003 was approximately Ps. 2.1 million and Ps. 89 million, respectively. Provisions to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.04 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from our treasury. The subscription price for the 2001 plan is Ps. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted by us. During 2002 and 2003, we established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan has a one-year lag and the third plan has a two-year lag and a subscription price of Ps. 7.00 per share. In 2002, 2,939,000 additional L Shares, and in 2003 2,565,000 additional L Shares, were reserved from our treasury for such plans. As of December 31, 2003, a total of 3,355,750 L Shares have been acquired by our employees under our stock option plans.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See “Major Shareholders.” In addition, according to beneficial ownership reports filed with the SEC, as of June 14, 2004, Carlos Slim Helú held 40,000 of our A shares and 100,000 of our L Shares directly, and Patrick Slim Domit held 8,134 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003:

	December 31,
	2001	2002	2003
Number of employees	14,786	17,553	24,860
Category of activity:
Wireless	11,942	14,949	20,165
Fixed	2,844	2,604	4,695

Geographic location:
Mexico	7,644	7,943	8,624
United States	646	466	356
Other Latin America	6,496	9,144	15,880

As of December 31, 2003, the Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana (Progressive Union of Communication and Transport Workers of the Mexican Republic) represented approximately 83% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2004, Telcel and the union agreed to a 4.3% nominal increase in basic wages, retroactive to March 2004.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2004:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	8,729	69.00%	—
AA Shares (no par value)	3,647	28.83	93.00%
A Shares (no par value)	274	2.17	7.00

Total	12,650	100.00%	100.00%

(*)	Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.00% of the full voting shares (AA Shares and A Shares) and 28.83% of the total capital stock of América Móvil as of April 30, 2004. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company SBC Communications, Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of April 30, 2004.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom	2,529	69.34%	64.49%
SBC International	956	26.22	24.39
Other Mexican holders of AA shares	162	4.44	4.12

Total	3,647	100.00%	93.00%

(*)	Except on limited matters for which L Shares have voting rights.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or “split-up.” According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom.

América Telecom and SBCI are parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions.”

The following table identifies each owner of more than 5% of any class of our shares as of April 30, 2004. Except as described below, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares		A Shares		L Shares		Percent of Voting Shares
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
América Telecom(1)	2,529	69.3%	48	17.5%	2,192	25.11%	65.71%
SBC International	956	26.2	—	—	—	—	24.3
JPMorgan Chase & Co.(2)	—	—	—	—	690	7.9	—
Capital Group International, Inc.(3)	—	—	—	—	559	6.41	—

(1)	According to beneficial ownership reports filed with the SEC, América Telecom has the obligation to purchase approximately 1,132.5 million additional L Shares under forward share purchase transactions maturing between October 2005 and May 2009. As of June 14, 2004, according to beneficial ownership reports filed with the SEC, América Telecom was deemed a beneficial owner of 15.9% of our A Shares and 35.9% (including L Shares under the forward share purchase agreements described above) of our L Shares.
(2)	Beneficial ownership, as of March 31, 2004, as reported in a Schedule 13G, filed by JPMorgan Chase & Co.
(3)	Beneficial ownership, as of March 31, 2004, as reported in a Schedule 13G, filed by Capital Group International, Inc.

As of April 30, 2004, 76.70% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.99% of the L Share ADSs were held by 14,280 holders (including The Depositary Trust Company) with registered addresses in the United States. 25.68% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.99% of the A Share ADSs were held by 4,483 holders with registered addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 5,000 million; in July 2001, we were authorized to repurchase an additional Ps. 5,000 million; in April 2003, we were authorized to repurchase an additional Ps. 5,000 million: and in April 2004, we were authorized to repurchase an additional Ps. 10,000 million, for a total aggregate value of Ps. 25,000 million. As of April 30, 2004, we had repurchased 1,322 million L Shares and 6 million A Shares, with an aggregate value of approximately Ps. 13,356 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex is under common control with our controlling shareholder América Telecom.

Continuing Commercial Relationships

Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex’s private circuits; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

These operational relationships between Telcel and Telmex are material to our financial performance. In 2003, 17% of our total revenues (Ps. 52,466 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 498 million in accounts receivable from Telmex and subsidiaries at December 31, 2003. Also in 2003, Ps. 3,902 million of our cost of sales was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and colocation agreements with Telmex.

Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See “Mexican Operations—Sales and Distribution” under Item 4.

Implementation of Spin-off

The creation of América Móvil and the transfer of assets and liabilities to us were effected by the action of an extraordinary shareholders’ meeting of Telmex held on September 25, 2000. Neither we nor Telmex made any promises to the other regarding the value of any of the assets we received in the spin-off. Under the shareholder resolutions adopted at the meeting, we are obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the spin-off.

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

•	we agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off;

•	Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off;

•	each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off;

•	each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws;

•	each party releases the other from certain claims arising prior to the spin-off—Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

Other Transactions

In April 2004, we sold our interests in Techtel and Telstar to Telmex for U.S.$75 million in the aggregate. See “Other Investments” under Item 4.

Transactions with Other Affiliates

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.9% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 180 million. We recorded a loss of Ps. 279 million on the transaction.

Certain affiliates of América Telecom purchased approximately U.S.$316 million in principal amount of the notes used to finance the acquisition of Tess by Telecom Américas in 2001. Telecom Americas made final payment of principal outstanding under the notes in March 2004.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with our controlling shareholder América Telecom. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

We have agreements to receive consulting services from each of América Telecom and SBC. In 2003, we paid U.S.$10.0 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. Our audit committee has approved an increase to U.S.$15.0 million in the fees paid to América Telecom annually.

Item 8.    Financial Information

See “Item 18—Financial Statements” and pages F-[•] through F-[•].

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2003	Ps.	0.056	U.S.$	0.005
2002		0.043		0.004
2001		0.030		0.003

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2002 of Ps.0.044 per share, payable in four equal installments of Ps.0.011 per share in June, September and December 2002 and March 2003. We declared a dividend in April 2003 of Ps.0.06 per share, payable in four installments of Ps.0.015 per share in June, September and December 2003 and March 2004. In an ordinary shareholders meeting held on April 27, 2004, our shareholders resolved to pay a dividend of Ps. 0.12 per share, payable in four installments of Ps. 0.03 per share, for each AA, A and L Share outstanding on the payment dates of June 24, 2004, September 23, 2004, December 23, 2004 and March 23, 2005.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements. Our concessions are generally subject to early termination for violations of certain service, quality and coverage standards and in the case of our fixed-line operations, of certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions. Below is a summary of the most significant legal proceedings in which we are currently involved.

Telcel

In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to Cofeco, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, Cofeco ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, the ruling of which is pending. If we are unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

We have received requests for information from the Mexican Banking and Securities Commission (the Comisión Nacional Bancaria y de Valores or the CNBV) and the SEC regarding Telcel’s entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. We are cooperating with the authorities.

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 8%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability.

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

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, which was executed on October 2001, Telgua agreed, among other things, to undertake a fixed, mobile, rural and Internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzals (approximately U.S.$246 million), and to establish a total of 380,000 public, mobile and rural telephone lines. Pursuant to the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigation and related actions with respect to this matter. While the competent court held that as a procedural matter the attorney for the Guatemalan State could not withdraw the State’s claims, it recognized the settlement agreement and ordered the files closed. During 2002, certain former government officials presented claims to the Guatemalan courts challenging the validity of the October 2001 settlement agreement on the grounds that they should have been included as parties. These actions are pending.

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. After a final judgment is issued, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

Comcel

The Colombian tax authorities have demanded that Comcel and Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Comcel and Occel have challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Comcel and Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2003 totaled approximately Colombian Ps. 19.6 billion for Comcel and Colombian Ps. 2.7 billion for Occel (approximately Ps. 79.2 million and Ps. 10.9 million, respectively). In the opinion of its management, Comcel and Occel have appropriately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2003 against these proceedings.

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian Ps. 234 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. However, in 2003, an appeals court decided to revoke the decision of the Consejo Superior de la Judicatura, and the Tribunal Superior de Bogotá currently is reverting the procedure back to the SIC in order to continue the damages claim.

Telecom Americas

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 422 million (including potential penalties and interest) (U.S.$146 million) at December 31, 2003. We have made provisions in our financial statements for these potential liabilities.

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. More recently, in May 2004, Telecom Americas was served with an official notice from BNDESPar, whereby BNDESPar demanded that Telecom Americas purchase the shares of Americel and Telet that are held by BNDESPar based on a price used for transactions occurring in June 2001, which according to the notice would amount to approximately U.S.160 million. To our knowledge, BNDESPar has not commenced judicial action against us or any of our subsidiaries. We do not believe that BNDESPar has a valid claim against us or our subsidiaries under the agreements, and we do not intend to voluntarily purchase those shares at that price.

In Brazil, our operating subsidiaries are subject to certain significant legal proceedings affecting the wireless telecommunications industry in general regarding property rights over caller id technology and the application of certain gross revenue taxes. We believe that the likelihood of these claims being resolved against our interest is remote. However, any such adverse resolution may have a material adverse effect on our results of operations and financial condition. We have made no provisions in our financial statements with respect to these proceedings.

CompUSA

In January 2000, a lawsuit was filed in Texas against CompUSA on behalf of COC Services, Ltd. (“COC”) alleging, among other things, breach of contract, tortious interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. The lawsuit also named as defendants James Halpin, CompUSA’s former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of U.S.$90 million in actual damages. The verdict also awarded punitive damages in the amount of U.S.$94.5 million against CompUSA and U.S.$175.5 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. COC has appealed the judgment, and the Court of Appeals heard arguments in April 2003. The case has been briefed and argued and awaits the decision of the Court of Appeals. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants have appealed seeking discharge from all claims.

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

	Mexican Stock Exchange				New York Stock Exchange
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2001	Ps.	11.26	Ps.	5.83	U.S.$	23.20	U.S.$	12.29
2002		9.23		5.72		20.39		11.54
2003		15.46		6.99		27.34		12.50

Quarterly highs and lows
2002:
First quarter	Ps.	9.23	Ps.	8.17	U.S.$	20.39	U.S.$	17.00
Second quarter		9.11		5.96		19.79		11.89
Third quarter		7.11		5.72		14.52		11.54
Fourth quarter		7.73		6.06		15.35		11.88
2003:
First quarter	Ps.	8.12	Ps.	6.99	U.S.$	15.62	U.S.$	12.50
Second quarter		9.84		7.29		18.80		13.61
Third quarter		12.99		9.99		23.68		19.16
Fourth quarter		15.46		12.40		27.34		22.20

Monthly highs and lows
2003:
January	Ps.	8.12	Ps.	7.53	U.S.$	15.62	U.S.$	13.88
February		7.78		6.99		14.30		12.50
March		7.76		7.27		14.07		13.31
April		8.73		7.29		16.89		13.61
May		9.45		8.67		18.26		16.74
June		9.84		9.37		18.80		17.60
July		11.89		9.99		22.74		19.16
August		12.79		11.29		23.08		20.78
September		12.99		12.64		23.68		23.00
October		13.17		12.40		23.80		22.20
November		14.81		13.69		26.12		24.59
December		15.46		14.55		27.34		25.84
2004:
January	Ps.	18.23	Ps.	15.72	U.S.$	33.48	U.S.$	28.32
February		20.09		17.85		26.89		31.95
March		21.85		19.43		39.08		34.99
April		22.28		19.30		39.73		33.80
May		20.66		18.29		36.37		31.35

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2001	Ps.	11.23	Ps.	5.80	U.S.$	23.00	U.S.$	11.70
2002		9.20		5.60		20.20		11.60
2003		15.35		6.94		27.05		12.57

Quarterly highs and lows
2002:
First quarter	Ps.	9.20	Ps.	8.12	U.S.$	20.20	U.S.$	17.00
Second quarter		9.10		5.90		19.35		12.10
Third quarter		7.15		5.60		14.59		11.60
Fourth quarter		7.75		6.15		15.60		11.75
2003:
First quarter	Ps.	8.02	Ps.	6.94	U.S.$	15.50	U.S.$	12.57
Second quarter		9.80		7.20		19.10		13.50
Third quarter		12.92		9.90		23.44		18.83
Fourth quarter		15.35		12.72		27.05		22.00

Monthly highs and lows
2003:
January	Ps.	8.02	Ps.	7.45	U.S.$	15.50	U.S.$	13.50
February		7.75		6.94		14.04		12.57
March		7.70		7.31		14.60		13.05
April		8.70		7.20		16.91		13.50
May		9.40		8.70		18.20		16.50
June		9.80		9.26		19.10		17.45
July		11.83		9.90		22.50		18.83
August		12.56		11.15		22.99		20.76
September		12.92		12.61		23.44		22.26
October		13.20		12.72		23.65		22.00
November		14.60		13.60		26.50		23.82
December		15.35		14.50		27.05		24.50
2004:
January	Ps.	18.60	Ps.	15.45	U.S.$	34.50	U.S.$	28.00
February		20.03		17.80		37.00		31.26
March		21.75		19.20		40.00		34.92
April		22.20		19.80		39.75		33.91
May		20.60		19.00		35.95		31.02

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

Pursuant to the New Rules, we amended certain articles of our bylaws on December 8, 2003 principally to comply with the new requirements for the delisting and cancellation of the registration of our shares.

Organization and Register

América Móvil is a sociedad anónima de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Share Capital

Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under—Voting Rights. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See—Limitations on Share Ownership.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. The AA Shares represented 93.00% of the full voting shares (AA Shares and A Shares) and 30.99% of the total capital stock of América Móvil as of April 30, 2004.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of América Móvil from one type of company to another,

•	any merger of América Móvil,

•	the extension of our corporate life,

•	our voluntary dissolution,

•	a change in our corporate purpose,

•	a change in our state of incorporation,

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange, and

•	any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

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

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Securities Market Law and regulations issued by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, the stockholders having the majority of the ordinary shares or that may, on any basis, impose decisions at shareholders’ meetings, or appoint the majority of the Board of Directors of the Company at that time will be required to make a public offer to purchase all outstanding shares prior to such cancellation.

Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

In order to comply with the Rules, at the extraordinary shareholders meeting held in December 8, 2003, we amended certain articles of our bylaws. Some of the amendments were made to comply with certain new requirements for the delisting and cancellation of the registration of the shares of the company. As a result, our bylaws now provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, the shareholders that control América Móvil will be required to create a trust for a period of six months, into which such controlling shareholders will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital.    We are permitted to issue shares constituting fixed capital and shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if we issued variable-capital shares, any holder of such shares would be entitled to redeem them at the holder’s option at any time at a redemption price equal to the lower of:

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

Purchase of our own shares.    According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing our outstanding capital stock by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements above mentioned, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in—U.S. Federal Income Tax Considerations) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

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

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for 2004 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The net amount of long-term capital gain recognized by an individual U.S. holder after May 6, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual U.S. holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

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

At December 31, 2003, we had approximately Ps. 6.3 billion in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 37.3 billion in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 88.1% of our non-peso indebtedness was denominated in U.S. dollars.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2003, we entered into interest rate swaps to hedge interest payments under our U.S. dollar and Mexican Peso denominated indebtedness bearing interest at floating rates and with maturity dates starting in 2005. See Note 11 to our consolidated financial statements included in this annual report. We have only used derivative instruments to hedge exposures associated with financial assets and liabilities.

During 2003, we also entered into currency swaps between the Mexican peso and the U.S. dollar in order to finance some of our U.S. dollar obligations and assets at more attractive rates than we could have obtained by accessing the U.S. dollar market directly.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss that would have resulted from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 2.97 billion. Such depreciation would have also resulted in additional interest expense of approximately Ps. 96.1 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2003 would have resulted in additional interest expense of approximately Ps. 133.2 million per year, assuming no change in the principal amount of such indebtedness. The potential loss in the fair value of our fixed-rate financial assets at December 31, 2003, that would have resulted from the hypothetical, immediate increase of 100 basis points in the interest rates applicable to such financial instruments would have been approximately Ps. 85.5 million. This potential loss would have been offset by the potential reduction in the fair value of our fixed-rate financial liabilities at December 31, 2003 of approximately Ps. 818.1 million, which would have resulted from that same increase in interest rates.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

Items 12-14.    Not Applicable

Item 15.    Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Board of Directors has determined that María Asunción Aramburuzabala Larregui qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.    Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global (“Mancera”), during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002		2003
	(thousands of constant pesos as of December 31, 2003)
Audit fees	Ps.	9,799	Ps.	17,300
Audit-related fees		39		1,067
Tax fees		9,337		13,242
Other fees		289		62

Total fees		19,464		31,671

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to the Mexican Federal Telecommunications Commission, the review of our interim financial statements and attestation services that are not required by statute or regulation in 2003.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or us.

Item 17.    Not Applicable

Item 18.    Financial Statements

See pages F-1 through F-87, incorporated herein by reference.

Item 19.    Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A. de C.V., dated as of December 8, 2003 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-72960, filed on December 8, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-12962, filed on December 8, 2000).

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

4.4	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V.

4.5	First Amendment dated January 13, 2003 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V.

4.6

Second Amendment dated October 29, 2003 to Management Services Agreement dated February 27, 2002 among SBC International Management Services, Inc., Radiomóvil Dipsa, S.A. de C.V., and América Móvil, S.A. de C.V.

4.7	Third Amendment dated January 1, 2004 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.8	Operating and Administrative Services Agreement dated January 2, 2004 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

8.1	List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1	Certification of Chief Executive Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of América Central Tel, S.A. and subsidiaries, which statements collectively account for 10% of total assets at December 31, 2002, and 10% and 8% of total operating revenues for the years ended December 31, 2001 and 2002, respectively, of the related consolidated amounts, as well as the financial statements of Telecom Américas, Ltd, in which the Company’s equity in their net loss is stated at P. 3,660,197 in 2001. Those financial statements, presented in accordance with International Accounting Standards and accounting principles generally accepted in the United States of America, respectively, were examined by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the financial information utilized by Company’s management (before conversion to accounting principles generally accepted in Mexico) of such subsidiary and investee in the consolidated financial statements of América Móvil, S.A. de C.V. and subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company’s conversion of the financial statements of América Central Tel, S.A. and Telecom Américas, Ltd, to accounting principles generally accepted in Mexico) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America. (See Note 23)

Mancera, S.C. A Member Practice of Ernst & Young Global C.P.C. Francisco Alvarez Del Campo

Mexico City, Mexico

February 23, 2004,

(except for Note 23 as to which the date is March 16, 2004)

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

February 20, 2003, except for Note 17, which is dated March 4, 2003.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003, except for earnings per share)

	Year ended December 31,
	2001		2002		2003		Million of U.S. dollars 2003
Operating revenues:
Services:
Usage charges	P.	28,223,945	P.	32,855,080	P.	48,849,771	$4,348
Monthly rent		5,594,442		10,764,349		11,639,345	1,036
Long-distance		4,232,224		4,951,114		7,385,984	657
Other services		3,429,410		3,976,896		5,996,308	534
Sales of handsets and accessories		3,977,383		7,195,157		12,069,564	1,074

		45,457,404		59,742,596		85,940,972	7,649

Operating costs and expenses:
Cost of sales		15,675,640		21,744,132		33,572,259	2,988
Cost of sales and services with related parties (Note 17)		3,821,476		3,637,594		3,902,024	347
Commercial, administrative and general		11,869,136		12,076,188		16,099,680	1,433
Commercial, administrative and general with related parties (Note 17)		363,824		657,215		529,053	47
Impairment of investments in affiliates (Note 10)		2,132,600		40,793
Depreciation and amortization (Notes 7 to 10) (includes P. 3,690,186, P. 6,006,324 and P.10,295,050 for the years ended December 31 2001, 2002 and 2003, respectively not included in cost of sales)		4,920,248		8,606,263		13,877,861	1,235

		38,782,924		46,762,185		67,980,877	6,050

Operating income		6,674,480		12,980,411		17,960,095	1,599

Comprehensive financing (cost) income:
Interest income		884,160		1,401,503		2,382,557	212
Interest expense		(1,138,433)		(2,439,159)		(3,780,072)	(336)
Interest (expense) income with related parties, net (Note 17)		(6,588)		(57,215)		4,706
Exchange (loss) gain, net		(382,034)		(1,526,419)		1,354,786	121
Monetary (loss) gain		(817,611)		2,871,978		2,350,798	209
Other financing income (cost), net		795,609		(1,273,744)		(189,395)	(17)

		(664,897)		(1,023,056)		2,123,380	189

Other income (loss), net		423,211		270,064		(1,044,944)	(93)

Income before income tax and employee profit sharing		6,432,794		12,227,419		19,038,531	1,695

Provisions for:
Income tax (Note 19)		3,290,281		3,211,308		3,277,526	292
Employee profit sharing		209,677		202,304		247,938	22

		3,499,958		3,413,612		3,525,464	314

Income before equity in results of affiliates		2,932,836		8,813,807		15,513,067	1,381
Equity in net results of affiliates		(4,066,886)		(4,169,755)		(129,582)	(11)

Net (loss) income	P.	(1,134,050)	P.	4,644,052	P.	15,383,485	$1,370

Distribution of net (loss) income
Majority interest	P.	(910,023)	P.	4,783,697	P.	15,031,636	$1,338
Minority interest		(224,027)		(139,645)		351,849	32

Net (loss) income	P.	(1,134,050)	P.	4,644,052	P.	15,383,485	$1,370

Weighted average of common shares outstanding (in million)		13,199		13,123		12,912	12,912

Net (loss) income earnings per share	P.	(0.07)	P.	0.36	P.	1.16	$0.10

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	December 31,
	2002		2003		Million of U.S. dollars 2003
ASSETS
Current assets:
Cash and cash equivalents	P.	9,512,980	P.	9,287,162	$826
Marketable securities (Note 3)		1,510,101		794,873	71
Accounts receivable, net (Note 4)		6,522,689		11,414,686	1,016
Related parties (Note 17)		609,398		647,805	58
Inventories, net (Note 5)		3,127,193		5,229,256	465
Prepaid expenses (Note 6)				184,797	16
Other current assets		925,554		1,994,831	178

Total current assets		22,207,915		29,553,410	2,630

Investments in affiliates and others (Note 10)		3,290,815		2,548,599	227
Plant, property and equipment, net (Note 7)		62,993,999		71,161,642	6,333
Prepaid expenses (Note 6)				2,696,527	240
Licenses, net (Note 8)		15,984,487		25,807,951	2,297
Trademarks (Note 9)		6,796,530		7,884,781	702
Goodwill, net (Note 10)		6,263,876		8,028,349	715
Other non current assets (Note 7)				2,297,288	205

Total assets	P.	117,537,622	P.	149,978,547	$13,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 14)	P.	10,637,007	P.	12,108,296	$1,078
Accounts payable and accrued liabilities (Notes 12 and 13)		11,375,726		19,944,699	1,775
Taxes payable		1,921,075		2,978,044	265
Related parties (Note 17)		110,204		129,523	12
Deferred revenues		2,807,047		4,623,301	411

Total current liabilities		26,851,059		39,783,863	3,541
Long-term debt (Note 14)		37,399,435		37,204,549	3,311
Deferred taxes (Note 19)		2,140,691		3,648,855	325
Deferred credits		573		129,409	12

Total liabilities		66,391,758		80,766,676	7,189

Stockholders’ equity (Note 18):
Capital stock		31,193,176		31,191,463	2,776
Retained earnings:
Prior years		29,948,037		32,673,511	2,908
Net income for the year		4,783,697		15,031,636	1,338

		34,731,734		47,705,147	4,246
Other accumulated comprehensive loss items		(16,003,808)		(14,783,458)	(1,316)

Total majority stockholders’ equity		49,921,102		64,113,152	5,706
Minority interest		1,224,762		5,098,719	454

Total stockholders’ equity		51,145,864		69,211,871	6,160

Total liabilities and stockholders’ equity	P.	117,537,622	P.	149,978,547	$13,349

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Capital Stock		Retained earnings								Other accumulated compre- hensive loss items		Total majority stockholders’ equity		Minority interest		Compre- hensive (loss) income		Total stock- holders’ equity
			Reserve for pur- chase of Company’s own shares		Legal Reserve		Unappropriated		Total
Balances at December 31, 2000	P.	31,223,515			P.	320,612	P.	41,461,633	P.	41,782,245	P.	(296,469)	P.	72,709,291	P.	2,426,715			P.	75,136,006
Increase in legal reserve						90,963		(90,963)
Increase in reserve for purchase of Company’s own shares			P.	11,220,961				(11,220,961)
Dividends paid								(622,314)		(622,314)				(622,314)						(622,314)
Cash purchase of Company’s own shares		(22,756)		(7,499,159)						(7,499,159)				(7,521,915)						(7,521,915)
Comprehensive income:
Net loss for the year								(910,023)		(910,023)				(910,023)		(224,027)	P.	(1,134,050)		(1,134,050)
Other comprehensive income:
Effect of translation of foreign entities												(377,675)		(377,675)				(377,675)		(377,675)
Results from holding nonmonetary assets												(2,214,161)		(2,214,161)				(2,214,161)		(2,214,161)
Current year deferred income tax on stockholders’ equity accounts												348,223		348,223				348,223		348,223

Comprehensive income																	P.	(3,377,663)

Minority interest																(1,380,845)				(1,380,845)

Balances at December 31, 2001		31,200,759		3,721,802		411,575		28,617,372		32,750,749		(2,540,082)		61,411,426		821,843				62,233,269
Dividends paid								(618,296)		(618,296)				(618,296)						(618,296)
Cash purchase of Company’s own shares		(7,583)		(2,184,416)						(2,184,416)				(2,191,999)						(2,191,999)
Comprehensive income:
Net income for the year								4,783,697		4,783,697				4,783,697		(139,645)	P.	4,644,052		4,644,052
Other comprehensive income:
Effect of translation of foreign entities												(15,060,115)		(15,060,115)				(15,060,115)		(15,060,115)
Results from holding nonmonetary assets												2,038,736		2,038,736				2,038,736		2,038,736
Current year deferred income tax on stockholders’ equity accounts												(442,347)		(442,347)				(442,347)		(442,347)

Comprehensive income:																	P.	(8,819,674)

Minority interest																542,564				542,564

Balances at December 31, 2002		31,193,176		1,537,386		411,575		32,782,773		34,731,734		(16,003,808)		49,921,102		1,224,762				51,145,864

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Cont.)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Capital Stock		Retained earnings								Other accumulated compre- hensive loss items		Total majority stockholders’ equity		Minority interest		Compre- hensive (loss) income		Total stock- holders’ equity
			Reserve for pur- chase of Company’s own shares		Legal Reserve		Unappropriated		Total
Cumulative effect of adoption of a new accounting principle (Note 2w)								(112,074)		(112,074)				(112,074)			P.	(112,074)		(112,074)
Excess of the book value over price paid to acquire minority interests								(178,478)		(178,478)				(178,478)						(178,478)
Increase in reserve for purchase of Company’s own shares				5,122,000				(5,122,000)
Dividends paid								(793,915)		(793,915)				(793,915)						(793,915)
Cash purchase of Company’s own shares		(1,713)		(973,756)						(973,756)				(975,469)						(975,469)
Comprehensive income:
Net income for the year								15,031,636		15,031,636				15,031,636		351,849		15,383,485		15,383,485
Other comprehensive income:
Effect of translation of foreign entities												6,991,002		6,991,002				6,991,002		6,991,002
Results from holding nonmonetary assets												(5,711,524)		(5,711,524)				(5,711,524)		(5,711,524)
Current year deferred income tax on stockholders’ equity accounts												(59,128)		(59,128)				(59,128)		(59,128)

Comprehensive income:																	P.	16,491,761

Minority interest																3,522,108				3,522,108

Balances at December 31, 2003 (Note 18)	P.	31,191,463	P.	5,685,630	P.	411,575	P.	41,607,942	P.	47,705,147	P.	(14,783,458)	P.	64,113,152	P.	5,098,719			P.	69,211,871

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Year ended December 31,
	2001		2002		2003		Million of U.S. dollars 2003
Operating activities:
Net (loss) income	P.	(1,134,050)	P.	4,644,052	P.	15,383,485	$1,370
Add (deduct) items not requiring the use of resources:
Depreciation		3,921,251		6,425,542		9,726,756	866
Amortization		998,997		2,180,721		4,151,105	369
Amortization of loss on sale and lease back						134,042	12
Amortization of prepaid expenses						75,428	7
Deferred income tax		(300,288)		(380,958)		80,235	7
Impairment in affiliates		2,132,600		40,793
Equity in results of affiliates		4,066,886		4,169,755		129,582	11
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		191,477		(1,705,230)		(4,891,997)	(435)
Prepaid expenses		(48,053)		(234,534)		(3,015,366)	(268)
Inventories		321,057		618,315		(2,102,063)	(187)
Others						(3,554,066)	(318)
Increase (decrease) in:
Accounts payable and accrued liabilities		(2,125,157)		880,604		8,568,973	763
Related parties		(561,683)		986,409		(19,088)	(2)
Deferred revenues and credits		341,516		1,164,845		1,945,090	173
Taxes payable		1,005,105		618,017		2,425,770	216

Resources provided by operating activities		8,809,658		19,408,331		29,037,886	2,584

Financing activities:
New loans		21,974,690		41,850,901		22,512,225	2,004
Repayment of loans		(6,648,718)		(15,433,454)		(19,959,537)	(1,776)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(7,521,915)		(2,191,999)		(975,469)	(87)
Cash dividends paid		(622,314)		(618,296)		(793,915)	(71)
Effect of inflation and exchange rate differences on debt		(700,393)		(1,983,089)		(1,276,286)	(114)

Resources provided by (used in) financing activities		6,481,350		21,624,063		(492,982)	(44)

Investing activities:
Investment in plant, property and equipment		(12,164,153)		(25,485,394)		(22,359,571)	(1,991)
Investment in subsidiaries and affiliated companies		(16,486,290)		823,587		(2,112,067)	(188)
Investment in marketable securities		(9,044,625)		9,368,493		715,228	64
Minority interest						3,343,630	298
Initial cash from companies acquired				1,561,893		871,378	78
Investments in trademarks				(6,796,530)		(1,807,928)	(161)
Investment in licenses		(290,710)		(13,768,788)		(7,421,392)	(661)

Resources used in investing activities		(37,985,778)		(34,296,739)		(28,770,722)	(2,561)

Net (decrease) increase in cash and cash equivalents		(22,694,770)		6,735,655		(225,818)	(21)
Cash and cash equivalents at beginning of the year		25,472,095		2,777,325		9,512,980	847

Cash and cash equivalents at end of the year	P.	2,777,325	P.	9,512,980	P.	9,287,162	$826

See accompanying notes.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

1.    Description of Business and Operations

América Móvil, S.A. de C.V. and subsidiaries (collectively, the “Company” or América Móvil) is the leading provider of wireless communications services in Latin America. The Company was established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V. (Telmex).

América Móvil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia and the United States. In Mexico, through its subsidiary Radiomóvil Dipsa, S.A. de C.V. which operates under the trademark “Telcel”, América Móvil provides nationwide cellular telecommunications services.

At December 31, 2002 and 2003 América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		Equity interest at December 31,
Name of company	Location	2002	2003
Subsidiaries: (1)
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	100.0
TracFone Wireless, Inc.	USA	97.8	98.2
Telecom Américas, Ltd: (2)	Bermuda	96.5	97.5
ATL-Algar Telecom Leste, S.A.	Brazil	96.5	97.5
Americel, S.A.	Brazil	78.1	96.0
Telet, S.A.	Brazil	78.6	96.5
Tess, S.A.	Brazil	96.5	97.5
BSE, S.A.	Brazil		97.5
BCP, S.A.	Brazil		97.5
América Central Tel, S.A. (ACT): (3)	Guatemala	96.9	100.0
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	96.0	98.8
Newcotel, S.A.	Guatemala	96.0	98.8
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	96.0	98.8
Telglob, S.A.	Guatemala	96.0	98.8
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	96.0	98.8
Estel, LLC	Delaware		100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4)	El Salvador		51.0
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador		51.0
Cablenet, S.A. de C.V. (Cablenet)	El Salvador		51.0
Telecomoda, S.A.de C.V. (Telecomoda)	El Salvador		51.0
Publicom, S.A. de C.V. (Publicom)	El Salvador		51.0
Comunicación Celular, S.A. (Comcel): (5)	Colombia	95.7	95.67
Occidente y Caribe Celular, S.A. (Occel)	Colombia	95.2	93.4
Celcaribe, S.A.	Colombia		94.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	80.6	100.0
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0	60.0

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

		Equity interest at December 31,
Name of company	Location	2002	2003
CTI Holdings, S.A. (6)	Argentina		92.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina		92.0
CTI PCS, S.A. (CTI PCS)	Argentina		92.0
Affiliates: (1)
Organización Recuperadora de Cartera, S.A. de C.V.	Mexico	45.0	45.0
US Commercial Corporation, S.A. de C.V.	Mexico		29.7
Génesis Telecom., S.A.	Venezuela	25.0	25.0
Iberbanda, S.A.	Spain	18.6	17.8
Network Access Solutions	USA	2.0	2.0
CompUSA, Inc.	USA	49.0

(1)	See Note 10 for a description of activity in subsidiaries and affiliates.
(2)	The name “Telecom Américas” as used hereinafter will refer collectively to the companies ATL, Americel, Telet, Tess, BSE and BCP.
(3)	Includes Nicaragua operations.
(4)	The name “CTE” as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Multicom.
(5)	The name “Comcel” as used hereinafter will refer collectively to the companies: Comcel, Occel and Celcaribe.
(6)	The name “CTI” as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.

América Móvil through its subsidiaries has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina and Brazil. These licenses will expire on various dates between the years 2008 and 2018.

Except as mentioned in the following paragraphs, the licenses granted to the Company do not require royalty payments to the respective governments.

As payment for the 800-megahertz (Band B) licenses awarded in Mexico, the Mexican Federal government receives a percentage of Telcel’s gross annual revenues ranging from 5% to 10%.

Licenses awarded in Brazil, Colombia, Argentina and Ecuador generate the payment of contributions to their respective governments, based in some cases on revenues and in other cases on the number of channels in operation.

Telgua and CTE provide fixed-line telephone services.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States. TracFone’s revenues are also derived from the sale of cellular telephones and accessories. TracFone provides services throughout the United States, Puerto Rico and the Virgin Islands.

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

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

In February 2003, Telecom Américas switched its original Band B cellular concessions, from a mobile cellular communications system (SMC) to mobile access system (PCS). This change will allow these companies to exercise an option to extend the life of the licenses for an additional 15 years, upon payment of a certain fee.

2.    Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a)    Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries referred in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements

Minority interest relates to the Company’s foreign subsidiaries.

b)    Revenue recognition

The Company’s revenues include: usage charges, monthly rent, incoming interconnection, long-distance charges, value added services and proceeds from sales of handsets and accessories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

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

Telgua and CTE´s revenues from telephone line installation fees are deferred and recognized over the expected period during which telephone services will be performed.

c)    Cost of cellular telephone equipment

Costs related to cellular telephone equipment are charged to operations at the time the telephones are delivered to the distributor or customer.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

d)    Interconnection costs

Interconnection costs represent the costs of calls of other carriers that enter the Company’s own cellular network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e)    Commissions paid to distributors

Commissions paid to distributors for activations are charged to income at the time of activation of new customers, which corresponds to the time the distributor is paid. Commissions for loyalty and activation volumes are accrued based on factors determined by the Company.

f)    Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (“MIPA”). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003. Accordingly, the financial statements have been restated as follows:

Plant, property and equipment and construction in progress were restated as described in Note 7. Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10 to 25

In Mexico, inventories were restated based on factors derived from the Mexican National Consumer Price Index (NCPI) published by Banco de México. Due to the high turnover, it was estimated that inventories were presented at their replacement cost, which is not in excess of market value. Foreign subsidiaries recorded their inventories at replacement value, not in excess of market. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other non-monetary assets were restated based on the NCPI.

Other accumulated comprehensive loss items include the deficit restatement of stockholders’ equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2003 aggregates P. 16,471, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, deferred taxes allocated to equity, net of inflation and the effect of translation of foreign entities.

The net monetary position (loss) gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of operations under the caption Comprehensive financing (cost) income.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g)    Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Nicaragua, El Salvador, Ecuador, Colombia, Argentina, Brazil and the United States, which in the aggregate account for approximately 22%, 29% and 39% of the Company’s total operating revenues in 2001, 2002 and 2003 and approximately 58% and 65% of the Company’s total assets in 2002 and 2003, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”, issued by the MIPA, as follows:

•	The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

•	The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of operations accounts were translated at the exchange rate at the end of the reporting period.

•	Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of operations.

At December 31, 2001, 2002 and 2003, translation (loss) income aggregated P. (377,675), P. (15,060,115) and P. 6,991,002, respectively, and is included in stockholders’ equity under the caption other accumulated comprehensive loss items, effect of translation of foreign entities.

The Company’s financial statements at December 31, 2001 and 2002, were restated to constant Mexican pesos with purchasing power at December 31, 2003 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h)    Cash, cash equivalents and marketable securities

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less; and marketable securities are represented by equity securities and foreign government bonds held for trading purposes. Both are valued at market.

i)    Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

j)    Licenses

Licenses to operate wireless telecommunications networks are amortized using the straight-line method over the term of the license. The licenses to operate wireless mobile (PCS) in Mexico, Guatemala, Ecuador, Colombia, Brazil and Argentina are being amortized over periods ranging from 15 to 20 years.

k)    Trademarks

Trademarks were recorded at their market values at the date acquired, as determined by independent expert using the discounted cash-flow techniques and are amortized using the straight-line method over their estimated useful lives. Trademarks relate principally to subsidiaries over which the Company acquired control in 2002 and 2003. (See Note 9)

l)    Equity investments in affiliates

The investment in shares of affiliates in which the Company has significant influence and holds an equity interest of 10% or more is accounted for using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 10)

m)    Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized using the straight-line method over a ten-year period.

n)    Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

o)    Employee benefits obligations

The cost of seniority premiums, where applicable, is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit -credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, Labor Obligations issued by the MIPA (See Note 12). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

p)    Income tax and employee profit sharing

Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the MIPA, requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 19 for additional information.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences that are considered to be non-recurring and that have a known turnaround time.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

q)    Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P. 1,892,861, P. 1,544,918 and P. 2,627,498, for the years ended December 31, 2001, 2002 and 2003, respectively.

r)    Comprehensive income (loss)

In conformity with Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive income (loss) in América Móvil consists of current year net income or loss shown in the statement of operations plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, minority interest and the effect of deferred taxes applied directly to stockholders’ equity.

s)    Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, Earnings per share, issued by the MIPA. To determine the weighted average number of shares issued and outstanding in 2001, 2002 and 2003, the number of shares held by the Company have been excluded from the computation.

t)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

u)    Concentration of risk

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

Approximately 67%, 56% and 34% of the Company’s aggregate interconnection expenditures in its cellular network for the years ended December 31, 2001, 2002 and 2003, respectively, represented services rendered from one supplier; approximately 85%, 75% and 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 90%, 90% and 65% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

v)    Financial instruments

The Company follows the requirements of Bulletin C-2, Financial Instruments, issued by the MIPA, which, establishes the rules to be observed by issuers of and investors in financial instruments when valuing, presenting

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income.

With the aim of reducing its financing costs, the Company uses derivatives such as interest-rate swaps and cross currency swaps. Those instruments have been recorded at their market value, and changes in the market value have been taken to income.

w)    Recent pronouncements

Intangible Assets.- Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-8, Intangible Assets issued by the MIPA, which, among other things, specifies that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets. Pre-operating costs are to be recognized as an expense of the period and intangible assets with indefinite useful lives are not to be amortized, but instead evaluated annually for impairment. Unamortized balances of pre-operating expenses capitalized in terms of the previous Bulletin C-8 are to be amortized as specified in such bulletin. The adoption of these new rules did not have any effect on the Company’s financial statements.

Liabilities, Provisions, Contingent Assets and Liabilities and Commitments.- Effective January 1, 2003, the Company also adopted the requirements of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, issued by the MIPA which is more precise in defining provisions, accrued liabilities and contingent liabilities, and it contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a new issues. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions.

As a result of the application of Bulletin C-9, the Company recorded a provision at present value of P. 155,830 for costs related to retirement of assets. The amount of such provision was estimated using prevailing prices in each country in which, the Company operates. The initial effect of the application of this new accounting pronouncement represented an adjustment of P. 112,074 to the balance of retained earnings at the beginning of the year.

Rates used to discount the provision to present value were computed by each subsidiary considering, among other factors, the economic situation of their respective countries (country risk), cost of debt and free rate risk.

Accounting for the Impairment or Disposal of Long-Lived Assets.- In March 2003, the MIPA issued Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets, the observance of which is compulsory for fiscal years beginning on or after January 1, 2004. Bulletin C-15 defines the rules for the computation and recognition of asset impairment losses and their reversal, as well as for the presentation and disclosure of both assets whose values have been impaired and of discontinued operations. The Company early adopted this new Bulletin in 2003. Adoption of this guideline did not affect the Company’s earnings or financial position.

x)    Convenience translation

U.S dollar amounts as of December 31, 2003 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2003,

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

as a matter of mathematical computation only, at an exchange rate of P.11.24 to US$ 1.00, the December 31, 2003 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

y)    Reclassifications

Some amounts shown in the 2001 and 2002 financial statements have been reclassified for uniformity of presentation with 2003.

3.    Marketable Securities

A summary of marketable securities as of December 31, 2002 and 2003 is as follows:

	2002				2003
	Cost		Fair Value		Cost		Fair Value
Government bonds	P.	1,214,202	P.	1,297,051	P.	355,439	P.	371,221
Equity securities		481,700		213,050		469,674		423,652

	P.	1,695,902	P.	1,510,101	P.	825,113	P.	794,873

At December 31, 2001, 2002 and 2003, net unrealized gains (losses) on marketable securities were P. 411,210, P. (185,801) and P. (30,240), respectively. Net realized gains were P. 274,198, P. 299,771 and P. 487,244, in 2001, 2002 and 2003, respectively.

4.    Accounts Receivable

Accounts receivable consists of the following:

	2002		2003
Subscribers	P.	3,114,416	P.	8,746,157
Retailers		2,602,069		1,571,312
Cellular operators for interconnections		407,027		949,935
Recoverable taxes		361,366		1,178,713
Other		478,446		848,984

		6,963,324		13,295,101
Less: Allowance for doubtful accounts		(440,635)		(1,880,415)

Total	P.	6,522,689	P.	11,414,686

Activity in the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003 was as follows:

	2001		2002		2003
Opening balance as of December 31	P.	(373,970)	P.	(156,789)	P.	(440,635)
Increases charged to costs and expenses		(154,063)		(668,723)		(855,969)
Effect of acquired companies						(1,252,315)
Decreases to reserve for write-offs		371,244		384,877		668,504

Ending balance	P.	(156,789)	P.	(440,635)	P.	(1,880,415)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

5.    Inventories

Inventories consist of the following:

	2002		2003
Cellular telephones and accessories	P.	3,160,505	P.	5,427,107
Less:
Reserve for obsolete inventory		(33,312)		(197,851)

Net	P.	3,127,193	P.	5,229,256

6.    Prepaid Expenses

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agrees to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band “A”) radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P. 2,925 million (US$ 267.7 million) that represented the present value of the amounts due over the term of the contract and which is being amortized using the straight-line method over a 16-year period.

Current portion of prepaid expenses amounts to P.184,797 and long-term portion of prepaid expense amounts to P.2,696,527.

7.    Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2002		2003
Telephone plant and equipment	P.	67,846,718	P.	83,725,347
Land and buildings		7,030,549		7,050,009
Other assets		12,017,029		14,832,107

		86,894,296		105,607,463
Accumulated depreciation		(28,921,225)		(40,909,625)

Net		57,973,071		64,697,838
Construction in progress and advances to equipment suppliers		4,011,815		5,557,136
Inventories for use in construction of the telephone plant		1,009,113		906,668

Total	P.	62,993,999	P.	71,161,642

b) Included in plant, property and equipment are the following assets held under capital leases:

	2002		2003
Assets under capital leases	P.	45,082	P.	1,022,071
Accumulated depreciation		(44,033)		(60,853)

	P.	1,049	P.	961,218

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

c) In 2003, Telcel entered into a three year P. 950 million sale and lease back agreement of a portion of its telephone plant with an unrelated party. This transaction gave rise to a loss of approximately P. 2,784 million, which in conformity with Mexican accounting Bulletin D-5, Leases, issued by the MIPA, was deferred and is being amortized based on the remaining useful life of the asset. The Company recorded the telephone plant under the sale and leaseback agreement as a capital lease and the corresponding liabilities are represented by minimum future payments (see Note 16). Derived from the transaction mentioned above, the Company also recorded a deferred tax liability of approximately P. 889 million.

Current portion of the deferred charge amounts to P. 397,250 and was included under the caption other current assets and long-term portion of the deferred charge amounts to P. 2,297,288.

d) Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was P. 3,921,251, P. 6,425,542 and P. 9,726,756, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission (“CNBV)”.

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2002 and 2003 this caption was restated as follows:

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

At December 31, 2003, approximately 89% of the value of the telephone plant, property and equipment (74% in 2002) has been restated using specific indexation factors.

f) Following are the plant, property and equipment amounts at December 31, 2002 and 2003, restated on the basis of the 2003 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2002		2003
Telephone plant and equipment	P.	69,698,860	P.	93,511,069
Land and buildings		6,261,525		6,242,065
Other assets		12,045,286		14,785,466

		88,005,671		114,538,600
Accumulated depreciation		(28,887,367)		(44,109,760)

Net		59,118,304		70,428,840
Construction in progress and advances to equipment suppliers		4,011,815		5,557,136
Inventories for use in construction of the telephone plant		1,009,113		906,668

Total	P.	64,139,232	P.	76,892,644

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

8.    Licenses

As of December 31, 2002 and 2003 licenses are as follows:

	2002		2003
Investment:
Opening balance as of December 31	P.	2,719,221	P.	16,488,010
Effect of acquired companies		13,768,789		8,142,931
Effect of translation of foreign entities				5,204,148
Cancellation				(1,479,999)
Other increases				758,460

		16,488,010		29,113,550

Amortization:
Opening balance as of December 31				(503,523)
Amortization of the year		(503,523)		(2,333,703)
Effect of translation of foreign entities				(468,373)

		(503,523)		(3,305,599)

Ending balance, net	P.	15,984,487	P.	25,807,951

Amortization expense for the year ended December 31, 2001 was P. 306,118.

9.    Trademarks

As of December 31, 2002 and 2003 trademarks are as follows:

	2002		2003
Investment:
Opening balance as of December 31			P.	6,796,530
Effect of acquired companies	P.	6,796,530		1,807,928

		6,796,530		8,604,458

Amortization:
Opening balance as of December 31
Amortization of the year				(719,677)

				(719,677)

Ending balance, net	P.	6,796,530	P.	7,884,781

10.    Investments

An analysis at December 31, 2002 and 2003 is as follows:

	2002		2003
Investments in:
Affiliates	P.	2,910,623	P.	2,192,355
Other investments		380,192		356,244

Total	P.	3,290,815	P.	2,548,599

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

I.    Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2002 and 2003, and a brief description of major acquisitions is as follows:

	2002		2003
CompUSA, Inc.	P.	2,434,589
Organización Recuperadora de Cartera S.A. de C.V. (ORCA)		476,034	P.	425,355
US Commercial Corporation, S.A. de C.V.				1,767,000

Total	P.	2,910,623	P.	2,192,355

CompUSA

In December 2003, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., (“USCO”). The Company received an additional P. 180 million on the exchange.

At the time of the sale, the affiliate’s book value was P. 2,226,016, and based on the amounts of the transaction described in the preceding paragraph, a loss of P. 279,016, was included as part of the caption other income (loss), net.

In January 2004, the Company changed the classification of its investment in USCO from equity investee to available for sale.

The Company’s equity in the net loss of CompUSA at December 31, 2002 includes an impairment on its goodwill of P.2,137,216, which is included under equity in net results of affiliates in the statement of operations.

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. to SBC International, Inc. (SBCI) in US$ 106 million in cash and its 11.9% equity interest in Telecom Américas. A gain of P. 11,218 was recognized as a result of this transaction, which is, included under the caption other income (loss), net in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49% equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries in a public offering through the Mexican Stock Exchange for P. 2,065,974 , realizing a gain of P. 1,334,070 on the sale, which is included under the caption other income (loss), net in the statement of operations.

Other

At December 31, 2001 and 2002, the Company charged P. 2,132,600 and P. 40,793, respectively, to results of operations for the impairment in the value of non-strategic affiliates ARBROS Communications, Inc, Iberbanda, Network Access and Armillaire in 2001 and Eurotec, S.A. in 2002.

The equity in the 2001 net loss of Telecom Américas includes an impairment to the value of this company’s subsidiaries in the amount of P. 1,283,910, which is presented under equity in net results of affiliates in the statement of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

II.    Investments in subsidiaries

An analysis of the Company most important equity investments in subsidiaries is as follows:

As explained in detail in subsequent paragraphs, during 2003 and 2002, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company’s financial statements in the month following the acquisition date.

2003 Acquisitions

All of the Company acquisitions were recorded using the purchase method. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	Historical amounts at acquisition date in thousands of US Dollars
	Celcaribe		BSE		CTE	CTI		BCP		Total
Current Assets		$13,795		$36,550	$168,503		$110,469		$114,829	$444,146
Fixed assets		17,696		112,714	409,011		93,331		152,713	785,465
Licences		82,205		101,602	23,640		55,271		494,417	757,135
Trademarks					93,666		90,336			184,002
Other assets					25,055		2,859		5,792	33,706
Less:
Current liabilities		13,408		38,980	173,420		71,186		106,947	403,941
Long term debt				2,000	51,250		40,298		17,435	110,983

Fair value of net assets acquired		$100,288		$209,886	$495,205		$240,782		$643,369	$1,689,530

% participation acquired		98.08%		97.55%	51.00%		92.00%		100.00%

Net assets acquired		98,362		204,744	252,055		221,519		643,369	1,420,049
Amount paid		98,362		204,744	417,000		221,519		643,369	1,584,994

Goodwill generated	$		$		$164,945	$		$		$164,945

Through appraisals made by independent experts, the Company determined the fair value of Trademarks. The Company made estimations in order to determine the fair value of licenses, based on market values of licenses with similar characteristics.

a) CELCARIBE (Colombia)

In February 2003, the Company, through Comcel, acquired from Millicom Cellular International a 98.08% equity interest in Celcaribe, S.A. for approximately US$ 98.3 million. As a result, América Móvil has expanded its capacity to provide services throughout Colombia. Celcaribe provides in addition to cellular services, data transmission, internet and short-message services.

b) BSE (Brazil)

In May 2003, the Company, through Telecom Américas, acquired from BellSouth Corporation and Verbier a 89.45% equity interest in BSE, S.A., for approximately US$ 180 million. Through additional capitalization in May 2003, of approximately US$25 million the Company increased its equity interest in BSE to 97.55%. BSE provides cellular telecommunications services to approximately one million subscribers in the Ceará, Piauí, Río Grande do Norte, Paraiba, Pernambuco and Alagoas states in Brazil.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

c) CTE (El Salvador)

In October 2003, América Móvil acquired from France Telecom and other investors a 51% equity interest in Compañía de Telecomunicaciones de El Salvador (CTE), for approximately US$ 417 million. CTE provides fixed mobile and other telecommunications services in El Salvador and has approximately 700 thousand fixed line subscribers and 166 thousand cellular subscribers.

d) CTI (Argentina)

As a result of the October 2003 debt restructuring agreement in CTI Holdings, S.A. (“CTI”), the controlling company of CTI PCS, S.A. (“CTI PCS”) and CTI Compañía de Teléfonos del Interior, S.A. (“Interior”), América Móvil acquired a 64% equity interest in such companies. In November 2003, América Móvil increased such equity interest to 92% by purchasing additional shares from various minority stockholders. The total purchase price was US$ 221.5 million. The remaining 8% interest in CTI is owned by Techint Compañía Técnica Internacional S.A.C.I., or Techint Group, which, has the right to require the Company to purchase all of their interest in CTI for US$17.1 million at any time during the two years following the completion of the restructuring of CTI’s unsecured indebtedness. América Móvil has the right to require the Techint Group to sell their interest in CTI at any time during such period for US$18.8 million. CTI provides nationwide PCS wireless services in Argentina.

At the time of the acquisition, CTI had US$263 million in principal amount of senior notes due 2008, which were in default. These notes are subject to an out-of-court reorganization agreement (acuerdo preventivo extrajudicia, or “APE”) in Argentina, which was approved by the court in December 2003. Pursuant to this agreement, the notes will be cancelled in exchange for an aggregate cash payment of approximately US$37.1 million. The judgment approving the APE has been challenged by a creditor of one of CTI’s operating subsidiaries. The Company believes the appeal has no merit. In February 2004, the judge allowed the appeal to proceed but did not suspend the effect of his order approving the APE. Accordingly, The Company decided to make payment under the APE, and expects to make this payment on March 1, 2004. If the appeal were successful, CTI’s obligations under the notes would be reinstated. As of the date of this report only US$43.5 million in principal amount of the notes remain outstanding in the hands of third parties.

e) BCP (Brazil)

In November 2003, the Company, through Telecom Américas acquired from certain lenders to BCP, which had acquired the shares formerly held by affiliates of Bell South Corporation, the Safra Family and local minority investors, a 100% equity interest in BCP, S.A., for approximately US$ 643.3 million. BCP provides cellular telecommunications services to approximately 1.7 million subscribers in the Sao Paulo metropolitan area.

f) ENITEL (Nicaragua)

On December 17, 2003, the Nicaraguan government accepted América Móvil’s public bid to purchase 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (“ENITEL”) for a total purchase price of US$ 49.6 million. The closing date was January 2004. ENITEL is the sole provider of fixed telephone services in Nicaragua and has approximately 200 thousand phone lines. ENITEL also provides cellular telephone services to 120 thousand fixed-wire lines.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

2002 Acquisitions

a) Telecom Américas (Brazil)

Telecom Américas was incorporated in November of 2000, as a joint venture among América Móvil, Bell Canada International (BCI) and SBC Internacional Inc. (SBCI), as a vehicle that would serve the three parties in their expansion in Latin America, with approximately the following equity interests: América Móvil, 44.3%; BCI, 44.3%, and SBCI, 11.4%.

At December 31, 2001, as a result of a series of transactions involving the cancellation of contributions payable to Telecom Américas and additional capitalizations by the shareholders, the ownership interest was as follows: América Móvil, 45.5%; BCI, 41.7%, and SBCI, 12.8%.

In February of 2002, Telecom Américas was reorganized to maintain investments in cellular companies solely in Brazil. According to an agreement executed for this purpose, América Móvil transferred to Telecom Américas its 41% equity interest in ATL plus US$ 80 million in cash; Telecom Américas transferred its 77.1% and 60% equity interest in Comcel and Techtel respectively to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally to América Móvil and BCI. BCI, SBCI and América Móvil’s equity interest in Telecom Américas did not change as a result of the restructuring.

In April 2002, Telecom Américas issued to a financial investor 1,844 convertible preferred shares with no voting rights, which at that date represented 6.9% of the capital stock of Telecom Américas. The preferred shares may be converted to common shares at any time at the option of the holder. Preferred shares have no voting rights, or right to representation in the board of directors. As of 2006, the holders will have the right to sell half the preferred shares back to Telecom Américas for US$ 150 million plus interest at a nominal rate and, likewise, as of 2006, the Company will have the right to purchase half of the shares at the same price.

In May of 2002, América Móvil acquired BCI´s 39.1% equity interest for approximately US$ 370 million, and in June of 2002, it acquired SBCI’s 11.9% equity interests for approximately US$ 173 million.

As a result of the aforementioned transactions, at December 31, 2002, América Móvil’s equity interest in Telecom Américas increased to 96% approximately from 45% at December 31, 2001.

At December 31, 2003, as a result of additional capitalizations by the shareholders, América Móvil’s ownership interest in Telecom Américas was 97.55%.

At December 31, 2003, Telecom América’s cellular holdings in Brazil include: ATL, Tess, Telet, Americel, BSE and BCP band B cellular operators in the states of Rio de Janeiro, Sao Paulo, Rio Grande do Sul and various states in the northern part of Brazil. During the fourth of quarter 2003, América Móvil launched its new Claro brand throughout Brazil.

b) Comcel (Colombia)

Comunicación Celular S.A. (“Comcel”) and Occidente y Caribe Celular S.A. (“Occel”) provide wireless telecommunications service in Colombia’s eastern and western regions, respectively. América Móvil acquired its investment in Comcel and Occel in 2002 as a result of the restructuring of Telecom Américas and increased its interest to the present levels through a series of capitalized investments made in 2002 and 2003. The Company currently holds a 95.67% equity interest in Comcel and a 93.4% equity investment in Occel.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

At December 31, 2003, Comcel’s cellular holdings in Colombia include: Comcel, Occel and Celcaribe band B cellular operators.

c) Techtel—LMDS Comunicaciones Interactivas (Argentina)

América Móvil holds a 60% equity interest in Telcel Wireless Argentina, LLC (“Telcel Argentina”), which, in turn, wholly owns Techtel, a company that provides video and data transfer, as well as value added telecommunications services. América Móvil acquired its equity interest in Techtel in 2002 as a result of the restructuring of Telecom Américas.

Other acquisitions

During 2003, América Móvil invested approximately US$ 77 million (US$ 154 million in 2002) to acquire minority interests in Conecel (Ecuador) and ACT (Guatemala). As a result, the Company increased its equity interest in these subsidiaries to 100%, from 80.6% and 96.9%, respectively.

Other minor acquisitions made by the Company in 2002 aggregated approximately P. 353,498.

The results of operations of the companies acquired in 2001, 2002 and 2003 have been included in the Company’s financial statements from the month following the date of acquisition through the end of the period presented.

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2001, 2002 and 2003 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of the previously-mentioned purchases and adjustments to depreciation of the net fixed assets of the acquired companies.

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

	Unaudited pro forma consolidated América Móvil for the years ended December 31,
	2001		2002		2003
Operating revenues	P.	70,569,931	P.	75,602,854	P.	97,201,553
Net (loss) income		(12,016,422)		(7,241,816)		17,416,198
(Loss) earnings per share (in Mexican Pesos)		(0.91)		(0.55)		1.35

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

III.    Goodwill

An analysis of goodwill at December 31, 2002 and 2003 is as follows:

	2002		2003
Investment:
Opening balance as of December 31	P.	5,683,069	P.	9,242,062
Effect of acquired companies		3,104,433		1,853,322
Effects of translation of foreign entities		635,662		1,503,222
Cancellations		(181,102)

		9,242,062		12,598,606

Amortization:
Opening balance as of December 31		(1,143,693)		(2,978,186)
Amortization of the year		(1,677,198)		(1,097,725)
Effects of translation of foreign entities		(157,295)		(494,346)

		(2,978,186)		(4,570,257)

Ending balance, net	P.	6,263,876	P.	8,028,349

Amortization expense for the year ended December 31, 2001 was P. 692,879.

11.    Financial Instruments

To hedge its exposure to financial risks, in 2003, the Company entered into US dollar and Mexican peso interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the Libor variable interest rate at various terms plus a differential and the CETES variable interest rate at various terms plus a differential and to pay a fixed rate, for the US dollar and Mexican peso interest-rate swaps, respectively.

At December 31, 2003 the Company has US dollar and Mexican peso interest-rate swaps for a total base amount of US$ 1,426.4 million and P. 6,000 million, respectively. The Company had no instruments of this type at December 31, 2002.

Additionally, at December 31, 2002 and 2003, the Company had contracted cross currency swaps for an outstanding base amount of US$ 208.8 and US$ 310.4 million, respectively.

Interest-rate swaps and cross-currency swaps are recorded in results of operations at the respective market interest rates. Gains on these swaps for 2003 were credited to operations as part of the caption comprehensive cost of financing for the year in the amount of P. 118,894 (losses of P. 167,817 were charged in 2002).

12.    Employee Benefits Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. No contributions were made to the fund in 2001, 2002 and 2003.

The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel’s employees.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

An analysis of the net period cost for 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Service cost	P.1,377	P.1,766	P.1,870
Financial cost of projected benefit obligations	223	339	451
Expected return on plan assets	(213)	(245)	(252)
Amortization of actuarial gain	(28)	(21)	(23)

Net period cost	P.1,359	P.1,839	P.2,046

The change in the pension plan benefit obligation is as follows:

	2002		2003
Benefit obligation at the beginning of the year	P.	5,065	P.	6,733
Service cost		1,766		1,870
Interest cost		339		451
Actuarial gain		(408)		(465)
Benefits paid		(29)		(32)

Benefit obligation at the end of the year	P.	6,733	P.	8,557

An analysis of the seniority premium reserve at December 31, 2002 and 2003 is as follows:

	2002		2003
Projected benefit obligation	P.	6,733	P.	8,557
Plan assets		(2,752)		(4,581)
Transition asset		55		47
Actuarial gain		1,055		1,275

Net projected liability	P.	5,091	P.	5,298

Unfunded accumulated benefit obligation	P.	3,981	P.	3,976

Accumulated benefit obligation	P.	6,733	P.	8,557

The current net liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2002		2003
Fair value of plan assets at beginning of year	P.	2,724	P.	2,752
Real investment return		28		1,829

Fair value of plan assets at end of year	P.	2,752	P.	4,581

	2002		2003
Funded status	P.	(3,981)	P.	(3,976)
Unrecognized net actuarial gain		(1,055)		(1,275)
Unrecognized net transition asset		(55)		(47)

Net amount recognized	P.	(5,091)	P.	(5,298)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2001, 2002 and 2003 are presented below:

	2001	2002	2003
Discount rate	6.8%	6.8%	6.8%
Expected return on plan assets	6.8	6.8	6.8
Rate of compensation increase	1.9	1.9	1.9

13.    Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2002		2003
Suppliers	P.	7,386,956	P.	12,618,896
Sundry creditors		1,140,138		2,857,896
Contingencies		1,253,871		2,709,105
Interest payable		929,965		923,120
Accrued expenses		291,834		260,075
Guarantee deposits		342,235		316,574
Retirement of assets provision				155,830
Others		30,727		103,203

Total	P.	11,375,726	P.	19,944,699

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

14.    Debt

The Company’s debt consists of the following:

Currency	2002		Maturity from 2002 to	Total 2002		2003	Maturity from 2003 to	Total 2003
	Items	Rate				Rate
U.S Dollars
	Exim Banks	L+.20 to L+1.65	2009	P.	8,788,067	L+.20 to L+1.65	2009	P.	8,934,407
	Syndicated loans	L+.75 to L+1.35	2007		10,721,906	L+.75 to L+1.35	2007		11,236,000
	Fixed-rate securities	3.62%	2004		3,897,456	3.3990%	2004		347,033
	Bank loans	L+.34 to L+1.50	2006		7,671,518	L+.30 to L+1.50	2006		8,212,954
	Suppliers	3.1675% to 10%	2004		643,625	3.1675% to 10%	2004		149,619
	BNDES	UMBNDES 4.5% to UMBNDES 5.0%	2008		782,697	UMBNDES+4.5% to UMBNDES+5.05	2008		675,565
	Leasing								11,445
	Others					L+4.50; 11.25%	2008		527,321

	Subtotal Dollars				32,505,269				30,094,344
Mexican Pesos
	Domestic senior notes (“Certificados Bursátiles”)	Various	2009		10,398,405	Various	2009		11,250,000
	Syndicated loans					TIIE + .80	2008		1,750,000
	Bank loans	TIIE28 +.70	2004		831,760	TIIE	2004		1,000,000
	Leasing					TIIE + .55	2006		950,000

	Subtotal Mexican Pesos				11,230,165				14,950,000
Reais
	BNDES	TJLP + 2.80% to TJLP +5.00%	2007		2,273,044	TJLP + 2.80% to TJLP + 5.00%	2007		2,402,875
	Bank loans	CDI + 1.20			925,537	CDI +.90	2005		60,607
	Licenses	12% + Inflation	2010		922,695	12% + Inflation	2010		365,788

	Subtotal Reais				4,121,276				2,829,270
Colombian pesos
	Bond					IPC + 7.50%	2010		808,866

	Subtotal Colombian pesos								808,866
Others Currencies
	Bank loans	9%	2003		178,534	6.50%	2004		598,868
	Financial Leasing	13%	2004		1,198	7.00%	2004		31,497

	Subtotal Other currencies				179,732				630,365

	Total Debt				48,036,442				49,312,845
	Less: short-term debt and current portion of long-term debt				10,637,007				12,108,296

	Long term debt			P.	37,399,435			P.	37,204,549

1)	L = LIBOR
2)	UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3)	TIIE = Mexican Equilibrium Funding Rate
4)	TJLP =Long Term Interest Rate
5)	CDI =Financial Certificate of Deposit

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld. The Company’s weighted average interest rate cost on borrowed funds at December 31, 2003 was approximately 5.19% (5.45% at December 31, 2002).

In addition to this rate, The Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withheld, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2002 and 2003 consists of the following:

Concept	2002		2003
Domestic senior notes	P.	1,819,475
Fixed-rate securities		2,748,157	P.	347,033
Syndicated loans		1,297,351		1,241,578
Other loans		1,526,717		6,602,879

Total	P.	7,391,700	P.	8,191,490

Weighted average interest rate		6.7%		3.05%

Maturities of long-term debt at December 31, 2003 are as follows:

Years	Amount
2005	P.14,606,800
2006	10,955,100
2007	5,595,528
2008	3,269,676
2009 and thereafter	2,777,445

Total	P.37,204,549

Lines of credit guaranteed by Export Credit Agencies.-    The Company has a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to the Company or to operating subsidiaries, usually with guarantees from one or more of América Móvil, Telcel or Sercotel.

During 2002 and 2003, the Company established lines of credit up to US$ 250 million with the Export Development Corporation (EDC) of Canada to purchase telecommunications equipment. Drawings on these lines of credit are repayable semiannually and bear interest at LIBOR plus 0.95% to LIBOR plus 1.25% with maturities between 2004 and 2009.

Syndicated loans.-    During 2001 and 2002, the Company entered into syndicated loan agreements for US$ 500, US$ 200 and US$ 400 million. With respect to the first loan of US$ 500 million, US$ 100 million was repaid in 2002 and the remaining US$ 400 million is due in January 2005, bearing interest at LIBOR plus 1.0%. The US$ 200 million syndicated loan is due in May 2005, bearing interest at LIBOR plus 1.0%.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

The US$ 400 million syndicated loan has been structured into three tranches (credits A, B and C for US$ 121 million, US$ 137 million and US$ 142 million, respectively) with maturities in 2003, 2005 and 2007, bearing interest at LIBOR plus 0.75%, LIBOR plus 1.10% and LIBOR plus 1.35%, respectively. In 2003, the Company has renewed tranche A for US$110.5 million for an additional six month period.

BNDES.-    At December 31, 2002, ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Brazilian development bank Banco Nacional de Desenvolvimiento Económico e Social (“BNDES”). These loans are principally denominated in reais, with a portion indexed to US dollars. The principal amount of the loan is approximately R$ 618 million plus approximately US$ 60 million.

Purchase of licenses.-    As of December 2003, the Company owed the Brazilian Government P. 365.7 million in reais- denominated obligations. These are indexed based on factors derived from Brazilian Consumer Price Index and carry a coupon of 12%. They are payable over 8 years in equal annual amortization beginning in August 2005.

Domestic Senior Notes (certificados bursatiles).-    The CNBV has authorized the Company to establish three programs for the issuance of domestic senior notes guaranteed by Telcel for P. 5,000 million each.

During 2002, the Company made seven issues of the second program for amounts ranging from P. 400 to P. 1,250 million, with maturities ranging from 3 to 7 years. Three issues bear a fixed annual interest rate ranging from 10.40% to 10.45% and the remaining four issues bear a floating interest rate established as a percentage of the CETES rate.

During 2003, the Company made three issues of the third program each for an amount of P.1,000 million, the first one with maturity in 2006 at a rate of Cetes 91 plus 1.20% and the other two maturing in 2008 at a rate of Cetes 182 plus 0.90% and Cetes 91 plus 0.89%, respectively.

As of December 31, 2003, the Company had a total of P. 11,250 million outstanding in the market.

General

At December 31, 2003, the Company had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in the Company´s financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors. For certain of these facilities, Telgua is also a guarantor.

Additionally, the Company has available two commercial paper programs for P. 2,000 and P. 5,000 million. As of December 31, 2003, the Company had no outstanding commercial paper debt.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and to permit restrictions on the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, the Company is prohibited from paying dividends to the shareholders. At December 31, 2003, the Company was in compliance with all of these requirements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

At December 31, 2003, 87% of total outstanding consolidated debt is guaranteed by Telcel.

15.    Foreign-Currency Position and Transactions

a) At December 31, 2002 and 2003, América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	2002	Exchange Rate	2003	Exchange Rate
		At December 31 2002		At December 31 2003
Assets
US dollar	380	10.31	1,326	11.23
Quetzal	432	1.34	702	1.39
Reais	1,942	2.91	2,356	3.89
Colombian peso	240,505	0.0035	290,163	0.004
Argentinean peso			380	3.83
Euro			1	14.11
Liabilities
US dollar	(3,710)	10.31	(3,726)	11.23
Quetzal	(1,107)	1.34	(1,330)	1.39
Reais	(1,540)	2.91	(4,160)	3.89
Colombian peso	(288,605)	0.0035	(781,447)	0.004
Argentinean peso			(395)	3.83

At February 23, 2004 the exchange rate of the Mexican peso relative to the US dollar, quetzal, real, Colombian peso, Argentinean peso and Euro was P. 11.04 per US dollar, P. 1.36 per quetzal, P. 3.73 per real, P. 0.004 per Colombian peso, P. 3.78 per Argentinean peso and P. 13.8 per Euro.

b) In the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (reais, quetzals, Colombian pesos, Argentinean peso and Euro) were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars
	2001	2002	2003
Net revenues	1,048,464	1,711,259	3,037,013
Operating costs and expenses	1,655,682	2,423,335	4,103,468
Interest income	62,867	108,469	141,484
Interest expense	90,514	147,529	298,075
Other income (expense), net	95,808	(110,778)	260,394

16.    Commitments and Contingencies

a) As of December 31, 2003, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

The Company leases certain equipment used in its operations under capital leases. At December 31, 2003, the Company had the following commitments under non-cancelable leases:

Years ended December 31,	Capital lease		Operating lease
2004	P.	27,915	P.	752,771
2005		493,205		769,516
2006		492,557		790,920
2007				800,905
2008 and thereafter				3,705,691

Total		1,013,677	P.	6,819,803

Less interest		(20,735)

Present value of minimum rental payments		992,942
Less current installments		37,401

Long-term obligations at December 31, 2003	P.	955,541

Rent charged to expenses in 2001, 2002 and 2003 aggregated, P. 247,564, P. 344,679 and P. 1,091,415, respectively.

b) Certain Telmex Obligations Iberbanda

Telmex has guaranteed certain obligations of Iberbanda, S.A.(formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros (P. 194 million). América Móvil has agreed to indemnify Telmex for any liability derived from this guarantee.

Post Spin-Off Agreement

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex is obligated to indemnify and hold América Móvil harmless from any and all claims resulting from any liability or contingency which was to be paid by Telmex as a result of the spin-off of América Móvil from Telmex and América Móvil is obligated to indemnify and hold Telmex harmless from any liability or contingency which was expressly transferred to América Móvil as a result of the spin-off América Móvil from Telmex.

c) Payment Guarantees With Suppliers

At December 31, 2003, some of the Companies subsidiaries had commitments to acquire equipment comprising their GSM networks, for as much as approximately US$ 580 million (approximately P. 6,516 million), which amounts have been guaranteed by America Móvil.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Telcel

d) Antitrust Proceedings

In November 1995, a competitor of Telcel that provides cellular telephone services reported Telmex and Telcel to Cofeco, the Federal Competition Commission, for alleged monopolistic practices. In July 2001, Cofeco ruled that Telmex was responsible for the alleged monopolistic practices. The ruling did not find Telcel responsible for such practices.

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with certain actions carried out by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, the resolution of which is pending. If the Company is unsuccessful in challenging these proceedings, they may result in fines or specific regulations applicable to Telcel.

e) Administrative Investigation

The Company has received requests for information from the CNBV and the SEC regarding Telcel’s entry into a capacity services agreement with Operadora Unefon in September 2003. The investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The Company is cooperating with the authorities.

f) Interconnection

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 8%. The Company believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. The Company is currently disputing these issues in an administrative proceeding, but have made provisions in the financial statements with respect to this potential liability.

CompUSA

g) In January 2000, COC Services, LTD. (“COC Services”) filed with the District Court for the County of Dallas, Texas, a lawsuit against CompUSA, Inc. (“CompUSA”) alleging breach of contract and civil liability on the part of CompUSA in connection with certain letter of intent relating to the franchises granted to various Mexican retailers. The lawsuit also named Grupo Carso, Grupo Sanborns and Carlos Slim Helú as additional defendants. In the lawsuit, COC Services sought to recover from CompUSA US$150 million (approximately P. 1,685.4) in actual damages for breach of contract, tortious interference with a contract or prospective contract, and conspiracy, as well as US$2 million (approximately P. 22.4) in damages for fraud and US$300 million (approximately P. 3,370.8) in punitive damages, plus interest and the reimbursement of all legal fees and expenses. The lawsuit was turned over to the 116th District Court for the County of Dallas, Texas, and a jury trial

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

was held in January and February 2001. The jury trial concluded in February 2001 with a verdict against all the defendants in respect of several COC claims. The veredict awarded to COC Services actual and punitive damages from the various defendants, as follows: punitive damages of US$175.5 million (approximately P. 1,971.9) from James Halpin, CompUSA’s former Chief Executive Officer, US$94.5 million (approximately P. 1,061.8) from CompUSA, US$67.5 million (approximately P. 758.4) from Carlos Slim Helú, US$13.5 million (approximately P. 151.6) from Grupo Carso and US$13.5 million (approximately P. 151.6) from Grupo Sanborns. The defendants filed with the court a motion challenging various legal aspects of the final award.

On May 18, 2001, the court reduced the amount of the damages awarded by the jury veredict against Grupo Carso, Grupo Sanborns, Carlos Slim Helú, CompUSA and James Halpin, from US$454.0 million (approximately P. 5,101.1) to US$121.5 million (approximately P. 1,365.1), which represented a 73% reduction. In addition, the court vacated the jury award against CompUSA and James Halpin. Grupo Carso, Grupo Sanborns and Carlos Slim Helú have filed various motions in connection with these proceedings, and have filed an appeal with the competent courts of the State of Texas. Such actions are pending and we cannot predict their outcome, but we have posted with the court a bond to guarantee the payment of any amounts that may be awarded by a final resolution. Although the amount of the jury veredict has been reduced, we plan to continue pursuing all legal avenues available before the competent courts, for so long as it may be necessary, in order to obtain the dismissal of the pending accusations. COC Services has appealed the judgment, seeking to obtain the payment of damages in an amount closer than that stipulated in the jury veredict, and to reinstate CompUSA and James Halpin as defendants. The appeals have been processed and all arguments have been heard. The final resolution of the court of appeals is currently pending.

Telgua

h) Reversal of Privatization

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (“Guatel”), a Guatemalan state agency that conducted the privatization of Telgua. The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (“ACT”), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State.

Under the terms of the settlement agreement, which was executed on October 2001, Telgua agreed, among other things, to undertake a fixed, mobile, rural and Internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzals (approximately US$246 million), and to establish a total of 380,000 public, mobile and rural telephone lines.

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

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

i) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York in March 2001 by International Telecom, Inc. (“ITI”) against Generadora Eléctrica de Oriente, S.A. (“GEDO”), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. After a final judgment is issued, ITI, GEDO or Mr. Álvarez may appeal the decision dismissing Telgua from the litigation to the United States Court of Appeals for the Second Circuit.

Comcel

j) Value Added Tax

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

The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2003 totaled approximately Colombian P. 19.6 billion for Comcel and P. 2.7 billion for Occel (approximately P. 79.2 million and P. 10.9 million, respectively). In the opinion of its management, Comcel and Occel have appropriately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2003 against these proceedings.

k) Voice/IP

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of Colombian P. 234 million for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Consejo Superior de la Judicatura ratified this decision. However, in 2003, an appeals court decided to revoke the decision of the Consejo Superior de la Judicatura, and the Tribunal Superior de Bogotá currently is reverting the procedure back to the SIC in order to continue the damages claim.

Telecom Americas

l) Tess and ATL-Telecom Leste

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

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately R$422 million (including potential penalties and interest) (US$146 million) at December 31, 2003. We have made provisions in our financial statements with respect to this potential liability.

m) BNDESPAR

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, the Company increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. To the Company´s knowledge, BNDESPar has not commenced judicial action against us or any of our subsidiaries. The Company does not believe that BNDESPar has a valid claim against us or our subsidiaries under the agreements. Moreover, does not believe that any such possible actions, even if successful, could result in a material adverse effect on our business, results or liquidity, but it is difficult for to predict the outcome of any such possible actions since a lawsuit has not yet been filed.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

17.    Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2002 and 2003. All of the companies are considered América Móvils’ affiliates, as the Company’s principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,
	2002		2003
Accounts receivable:
Teléfonos de México, S.A. de C.V.	P.	506,192	P.	497,629
Sanborns Hermanos, S.A. de C.V.		63,276		69,306
Sears Roebuck, S.A. de C.V.		21,076		40,665
Teléfonos del Noroeste, S.A. de C.V.		16,797		27,081
Seguros Inbursa, S.A. de C.V.				7,414
Others		2,057		5,710

	P.	609,398	P.	647,805

Accounts payable:
América Telecom, S.A. de C.V.	P.	46,238	P.	48,455
Fianza Guardiana Inbursa, S.A. de C.V.		23,455		26,511
Consorcio Red Uno, S.A. de C.V.		18,872		3,634
Alquiladora de Casas, S.A. de C.V.		215		450
Carso Global Telecom, S.A. de C.V.				21,767
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.		331		16,631
Others		21,093		12,075

Total	P.	110,204	P.	129,523

b) Neither Telmex nor América Móvil owns any capital stock in the other; however, both companies are controlled by the same group of stockholders. The relationship between Telmex and América Móvil is limited to commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator including, among others, the interconnection of their respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the spin-off and have continued in effect without significant modification following the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

c) In 2001, marketable securities included notes and corporate bonds issued by related parties, interest earned on such instruments for the years ended December 31, 2001 and 2002 were P. 401,774 and P. 81,346, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

d) In the years ended December 31, 2001, 2002 and 2003 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2001		2002		2003
Revenues:
Calling Party Pays (CPP) interconnection fees and other(1)	P.	8,421,326	P.	8,746,336	P.	9,553,850
Costs and expenses:
Payments of long-distance, circuits and others(2)		3,821,476		3,637,594		3,902,024
Commercial, administrative and general:
Advertising		473,706		467,765		533,662
Others, net		(109,882)		189,450		(4,609)
Interest expense (income)		6,588		57,215		(4,706)

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space, and has the right to install its interconnection equipment.

f) The Company purchases materials and services from related parties under terms no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain other subsidiaries.

18.    Stockholders’ Equity

a) The shares of América Móvil were authorized and issued pursuant to the Telmex stockholders’ meeting on September 25, 2000 approving the spin-off. Capital stock at December 31, 2001, 2002 and 2003, is represented by 13,199 million, 12,916 million and 12,836 million common shares with no par value, respectively, representing the fixed portion of capital.

An analysis of the shares at December 31, 2003 is as follows:

Millions of shares
3,647	Series AA voting shares
279	Series A voting shares
8,910	Series L limited voting rights

12,836

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

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

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

c) In April 2002 and 2003, the stockholders approved payment of a cash dividend of Ps. 0.044 and Ps. 0.060 per share, respectively, payable in four installments of Ps. 0.011 and Ps. 0.015 each in June, September and December of 2002 and 2003 and in March 2003 and 2004.

During the three year period ended December 31, 2003, the Company has purchased the following shares:

Year	Number of shares in million			Amount in thousands of Mexican pesos				Historical amounts in thousands of Mexican pesos
	“L” Shares	“A” Shares		“L” Shares		“A” Shares		“L” Shares		“A” Shares
2001	807		4	P.	7,477,552	P.	44,363	P.	6,662,635	P.	38,999
2002	281.6	1.	9	P.	2,178,493	P.	13,506	P.	2,038,972	P.	12,641
2003	66.2	0.	2	P.	975,119	P.	350	P.	1,009,870	P.	330

Under the Mexican Securities Trading Act, amended starting June 1, 2001, it is no longer required to create a reserve for the repurchase of the Company’s own shares. The Company’s own shares that have been purchased since this change were acquired using the reserve.

d) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

19.    Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries is excluded from this tax consolidation.

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2001, 2002 and 2003 was P. 114,819, P. 1,356,718 and P. 1,076,528, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the years ended December 31, 2002 and 2003, was determined on a consolidated basis.

3) The statutory income tax rate for 2002 and 2003 was 35% and 34% respectively, However, corporate taxpayers had the option of deferring a portion, so that the tax payable in 2001 represented 30% of taxable income. The deferred portion of the tax had to be controlled in the so-called “net reinvested tax profit account” (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax, was eliminated.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Since in 2001, the Company opted for this tax deferral, earnings will be considered to be distributed first from the “CUFINRE” account and any excess will be paid from the “net tax profit account” (“CUFIN”) so as to pay the 5% deferred tax.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax.

At December 31, 2003, the balance of the restated contributed capital account (CUCA) and CUFIN was P. 29,665,720,and P. 30,905,823, respectively.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
Current year income tax of Mexican Subsidiaries	P.	3,470,644	P.	3,309,574	P.	2,642,174
Current year income tax of foreign Subsidiaries		119,925		282,692		555,117
Deferred income tax of Mexican Operations		(300,288)		(380,958)		80,235

Total	P.	3,290,281	P.	3,211,308	P.	3,277,526

The current year income tax of Mexican subsidiaries includes a tax credit of P. 864 million resulting from the favorable ruling handed down in an appeal against the tax authority’s rejection of certain deductions in connection with the fiscal treatment on the loss of sale of subsidiaries.

5) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31
	2001	2002	2003
Statutory income tax rate in Mexico	35.0%	35.0%	34.0%

Financing costs	1.8	0.2	8.80
Goodwill	0.7	0.5	1.42
Impairment on affiliates	1.0
Sale of affiliates		(4.5)
Recoverably taxes			(7.4)
Asset tax		5.2	7.5
Royalties			(10.4)
Others	5.4	(8.1)	3.6

Effective tax rate for Mexican operations	43.9	28.3	37.5

Revenues and costs from foreign subsidiaries	7.3	(2.0)	(20.3)

Effective tax rate	51.2%	26.3%	17.2%

On January 1, 2002, a annual one-percentage point decrease in the income tax rate was approved, starting in 2003, so that in 2005 the rate will be 32%. The effect of this tax rate change on the determination of deferred taxes for the year represented a credit to result of operations in 2003, of approximately P. 130 million. The effect of this change is included in each of the concepts presented.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2003, were as follows:

	December 31,
	2002		2003
Deferred tax assets
Liability provisions	P.	(387,727)	P.	(434,134)
Other		(164,987)		(153,419)
Deferred revenues		(488,424)		(782,689)
Tax loss carryforwards		(5,671,749)		(19,383,420)

		(6,712,887)		(20,753,662)
Deferred tax liabilities
Fixed assets		1,883,497		2,539,064
Inventories		723,785		935,909
Licenses		583,650		651,778
Sale and lease back				889,290

		3,190,932		5,016,041
Valuation allowance		5,662,646		19,386,476

Deferred income tax liability	P.	2,140,691	P.	3,648,855

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2001, 2002 and 2003 was 10% of taxable income.

b)    Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax (loss) income and tax provisions of these subsidiaries in 2001, 2002 and 2003 were P. (2,449,956), P. 1,330,656, P.3,759,371 and P. 119,925, P. 282,692 and P. 555,117, respectively.

At December 31, 2003, America Móvil’s foreign subsidiaries, have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

Million of pesos at December 31, 2003
Years	Brazil		Argentina		USA		Colombia		Ecuador
1997	P.	45			P.	12
1998		1,540				408
1999		11,116	P.	83		390			P.	81
2000		7,721		949		1,786	P.	1,243		460
2001		9,125		517		1,223		1,180		348
2002		7,758		5,191		94		162		116
2003		4,628		641						46

	P.	41,933	P.	7,381	P.	3,913	P.	2,585	P.	1,051

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

Up to 2002, tax losses incurred in Colombia, may be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year maybe carryforwards only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

Tracfone experienced a change in ownership as defined by U.S. Internal Revenue Code section 382, under which, there is an annual limitation on Tracfone’s ability to realize the benefit of its loss carryforwards. As a result, some or all of the Tracfone’s loss carryforwards may never be realized.

In Ecuador the tax loss of a given year maybe carryforwards only against the taxable earnings of the succeeding five years, not exceeding 25% of the earnings generated in each of those years.

In Guatemala and El Salvador there is no carryforward of tax losses against earnings of future years.

20.    Stock option plan

During 2001, the Company established a stock option plan for most of its senior executives. The Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from treasury. The subscription price for the 2001 plan is P. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted. During 2002 and 2003, the Company established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan established in 2002 has a one-year lag while the third plan established in 2003 has a two-year lag. Additional L Shares from treasury were reserved for such plans. As of December 31, 2003, a total of 3,355,750 L Shares have been acquired by employees under the stock option plans. At December 31, 2003, the Company has expensed the difference between the market value of the total authorized shares and the subscription price.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

21.    Segments

América Móvil operates primarily in one segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia and United States. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information:

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Eliminations	Consolidated total
December 31, 2001
Operating revenues		35,460,890	4,406,171	852,491				4,748,540		(10,688)	45,457,404
Depreciation and amortization	241,566	2,697,582	1,119,651	646,249				264,418		(49,218)	4,920,248
Operating loss income	(1,890,874)	9,837,962	1,343,631	(546,628)				(1,694,227)		(375,384)	6,674,480
Interest paid	1,075,726	5,063,565	539,228	127,443						(5,660,941)	1,145,021
Segment assets	74,981,185	75,136,512	11,018,358	4,194,031				1,493,131		(64,989,837)	101,833,380
Plant, property and equipment, net	603,483	33,497,338	7,961,852	1,353,635				517,839			43,934,147
Goodwill, net	2,319,822	501,856	325,688	2,027,756						(496,562)	4,678,560
Licenses, net		1,849,691	537,892	331,637							2,719,220
December 31, 2002
Operating revenues		42,407,871	4,620,722	1,300,688	3,838,763	3,316,564	49,032	4,241,627		(32,671)	59,742,596
Depreciation and amortization	247,794	3,913,562	1,244,856	226,293	914,357	1,897,828	(60,392)	166,969		54,996	8,606,263
Operating loss income	212,035	12,290,269	1,108,690	(109,613)	355,889	(901,876)	44,303	(256,908)		237,622	12,980,411
Interest paid	4,587,479	8,761,004	392,879	56,954	425,896	686,420	10,092			(12,424,350)	2,496,374
Segment assets	267,439,076	80,072,447	11,776,136	4,390,739	9,380,478	4,058,989	809,708	1,295,424		(261,685,375)	117,537,622
Plant, property and equipment, net	860,426	35,422,658	9,507,389	1,538,363	5,681,460	9,430,259	934,851	420,200		(801,607)	62,993,999
Goodwill, net	2,138,671		441,709	2,046,822	1,619,466		274,717			(257,509)	6,263,876
Trademarks					1,974,142	4,822,388					6,796,530
Licenses, net		1,694,775	597,764	305,174	2,284,094	11,102,448	232				15,984,487
December 31, 2003
Operating revenues		52,465,905	5,662,567	2,716,700	5,769,694	11,397,248	889,348	6,246,478	811,906	(18,874)	85,940,972
Depreciation and amortization	1,133,875	4,719,971	1,360,255	452,536	1,398,657	4,319,775	96,371	196,350	160,321	39,750	13,877,861
Operating loss income	(1,204,704)	17,695,289	1,706,214	548,529	592,468	(2,134,005)	70,451	200,179	269,429	216,245	17,960,095
Interest paid	5,927,629	5,555,664	412,117	69,406	475,909	1,730,162	225,440		529	(10,621,490)	3,775,366
Segment assets	263,073,070	43,673,117	10,775,727	5,357,175	12,763,467	61,315,156	4,839,104	2,399,293	8,911,217	(263,128,779)	149,978,547
Plant, property and equipment, net	1,148,449	28,364,683	7,799,619	2,370,918	6,917,840	18,026,807	1,455,481	359,566	4,718,279		71,161,642
Goodwill, net	3,061,521		577,091	1,849,132	2,831,175		287,871			(578,441)	8,028,349
Trademarks					1,782,692	4,034,641	1,015,015		1,052,433		7,884,781
Licenses, net		1,553,455	638,732	256,289	2,623,521	19,894,324	639,971		327,528	(125,869)	25,807,951

22.    Subsequent Events

The Company has issued and privately offered senior notes in an amount of US$ 1.6 billion (See Note 24)

23.    Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

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

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 8,413,262, P. 12,049,529 and P. 19,222,816, for the years ended December 31, 2001, 2002 and 2003, respectively.

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

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2001		2002		2003
Operating activities:
Net (loss) income	P.	(670,140)	P.	6,037,225	P.	14,898,894
Depreciation		4,496,868		6,990,841		10,314,852
Amortization		998,997		1,147,097		3,053,380
Amortization of loss of sale and lease back						134,042
Amortization of prepaid expenses						75,428
Excess of contributed company over cost		(106,950)		(1,004,907)
Deferred taxes		(802,146)		121,144		1,348,836
Monetary effect		817,611		(2,871,978)		(2,350,798)
Equity in results of affiliates, minority interest and others		3,842,859		4,030,110		481,431
Effect of exchange rate differences on debt		(700,393)		(1,983,089)		(1,276,286)
Marketable securities		532,575		9,368,493		715,228
Change in operating assets and liabilities		(875,738)		2,328,427		(678,747)

Resources provided by operating activities		7,533,543		24,163,363		26,716,260
Financing activities:
New loans		21,974,690		41,850,901		22,512,225
Repayment of loans		(6,648,718)		(15,433,454)		(19,959,537)
Purchase of Company’s own shares and cash dividend paid		(7,821,115)		(2,602,356)		(1,749,584)

Resources provided by financing activities		7,504,857		23,815,091		803,104

Resources used in investing activities		(38,125,297)		(40,124,217)		(29,191,090)

Effect of inflation accounting		70,945		(1,118,582)		1,445,908

Net (decrease) increase in cash and cash equivalents		(23,015,952)		6,735,655		(225,818)
Cash and cash equivalents at beginning of year		25,793,277		2,777,325		9,512,980

Cash and cash equivalents at end of year	P.	2,777,325	P.	9,512,980	P.	9,287,162

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2001		2002		2003
Interest expense	P.	47,772	P.	2,522,224	P.	2,551,943
Income tax		2,345,579		3,961,536		3,171,943
Employee profit sharing		154,248		200,811		182,348

Cash flows from purchases and sales of trading securities during 2001 were P. 10,626,421 and P. 1,777,721, respectively. Cash flows from purchases and sales of trading securities during 2002 were P. 1,518,575 and P. 10,523,173, respectively. Cash flows from purchases and sales of trading securities during 2003 were P. 370,593 and P. 1,528,591, respectively.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings, and qualifying expenditures during each of the years presented.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 7, through December 31, 1996, items comprising telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the NBSC. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment.

The restatement method required by the Bulletin B-10, which was adopted in 1997 by the Company as described in Note 7e, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations.

As a result of this comparison, plant, property and equipment and stockholders’ equity increased by P. 1,145,233 in 2002 and P. 6,856,757 in 2003 and depreciation expense increased by P. 477,944 in 2001, P. 416,884 in 2002 and P. 438,141 in 2003.

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Note 2 under Mexican GAAP, Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financing and tax reporting purposes. Statement of Financial Accounting Standards No. 109 (SFAS No. 109) “Accounting for Income Taxes,” requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable. Consequently, the main differences between SFAS 109 and D-4, as they relate to the Company, which were included as reconciling items are:

•	the effect of income tax on the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets is applied as an adjustment to stockholders’ equity, and

•	the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Bulletin D-4 did not significantly change the accounting for employee profit sharing.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense are considered as operating expenses.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Significant components of deferred taxes under U.S. GAAP at December 31, 2002 and 2003 are as follows:

	2002						2003
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	P.	5,671,748			P.	5,671,748	P.	18,067,265			P.	18,067,265
Accrued liabilities		1,311,378	P.	142,223		1,453,601		1,583,287	P.	401,695		1,984,982
Deferred revenues		488,424		139,549		627,973		1,059,670		237,178		1,296,848
Others		72,919		10,240		83,159		195,202		14,271		209,473

Valuation allowance		(6,380,316)		(87,592)		(6,467,908)		(17,817,858)				(17,817,858)

Total deferred tax assets		1,164,153		204,420		1,368,573		3,087,566		653,144		3,740,710

Deferred tax liabilities:
Fixed assets		(3,411,314)		(632,322)		(4,043,636)		(5,487,947)		(533,004)		(6,020,951)
Inventories		(723,785)		(206,796)		(930,581)		(938,336)		(283,609)		(1,221,945)
Sale and lease back								(889,290)		(269,481)		(1,158,771)
Licenses		(583,650)		(166,757)		(750,407)		(940,381)		(136,503)		(1,076,884)
Others		(4,090)		(1,169)		(5,259)		(747,273)				(747,273)

Total deferred tax Liabilities		(4,722,839)		(1,007,044)		(5,729,883)		(9,003,227)		(1,222,597)		(10,225,824)

Net deferred tax liabilities	P.	(3,558,686)	P.	(802,624)	P.	(4,361,310)	P.	(5,915,661)	P.	(569,453)	P.	(6,485,114)

For Mexican GAAP purposes, net deferred income tax liabilities of P. 2,140,691 and P. 3,648,855 were recognized at December 31, 2002 and 2003.

Business Combinations, Goodwill and Other Intangible Assets:

In 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations, including intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted SFAS 142 in 2002. Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of P. 1,677,198 and P.1,097,725 in 2002 and 2003, respectively. Had the Company adopted SFAS 142 in 2001, the nonamortization of goodwill in such year would have decrease the net loss by P. 692,879.

Additionally, as mentioned in Note 10, the equity in the net loss of CompUSA at December 31, 2002, includes an impairment of its goodwill as reported in its financial statements of P. 2,137,216, which is included in the caption “Equity in net results of affiliates” in the Mexican GAAP Consolidated Statements of Operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

In 2003, the Company performed the required impairment tests of goodwill and indefinite-lived intangible assets, and the tests did not result in an impairment charge.

Negative Goodwill:

In 2000, under Mexican GAAP, the excess value of ATL when contributed to Telecom Américas, in the amount of P. 1,116,563 was considered as a gain and included under the caption other income, net. For U.S. GAAP purposes, the Company accounted for this excess value as negative goodwill which was being amortized over a ten-year period until December 31, 2001. Amortization for the year ended December 31, 2001 was P. 111,656.

In 2002 as a result of the application of SFAS 141, the Company included in the U.S. GAAP reconciliation, as a cumulative effect of an accounting change the write off of the unamortized negative goodwill at December 31, 2001, which amounted to P. 1,004,907.

Also in 2002 the remaining percentage of América Móvil´s interest in ATL was contributed to Telecom Américas. Under Mexican GAAP, the excess value of ATL in the amount of P. 643,574 was considered a gain and included under the caption other income, net. For US GAAP purposes since this was considered a step acquisition, this excess was accounted for as negative goodwill and netted with the positive goodwill of ATL in the U.S. GAAP reconciliation acquired in previous years.

Net Gain (loss) on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P. 228,007 (América Móvil’s equity interest) derived from the sale of assets by CompUSA to Organización Recuperadora de Cartera, S.A. (ORCA). Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by ORCA on such sale, was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2002 and 2003, ORCA amortized P. 56,448 and P. 50,000, respectively (América Móvil’s equity interest); therefore, net adjustments of P. 171,559 and P. 50,000 in 2002 and 2003, respectively, were included in the US GAAP reconciliation.

In 2003, as mentioned in Note 10, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., (“USCO”). The Company received an additional P.180 million on the exchange. As a result of this transaction, a loss of P. 279,016 was recognized under Mexican GAAP. For US GAAP purposes, this transaction was considered a transaction between entities under common control; therefore, the loss is accounted for as a reduction of paid in capital.

Accrued Vacation Pay:

Up to December 31, 2002, for Mexican GAAP, the expense for vacation pay was recognized when paid rather than during the period in which it was earned by employees. For U.S. GAAP purposes, the Company determined the accrued liability for vacation pay at December 31, 2001 and 2002, and accordingly, adjusted the expense for vacation pay for the periods then ended. Beginning 2003, under Mexican GAAP the Company has accounted for vacation pay using the accrual method.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Unrealized gains and losses

In accordance with Statements of Financial Accounting Standard No.115 “Accounting for Certain Investments in Debt and Equity Securities” unrealized gains for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain is realized it is recognized in the statement of operations.

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

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders’ equity, immediately after total majority stockholders’ equity. Under U.S. GAAP, minority interest is generally presented out of stockholders’ equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders’ equity, decreasing its total stockholders’ equity by P. 1,224,762 and P. 5,098,719 at December 31, 2002 and 2003, respectively. In addition, minority interest as reported under Mexican GAAP in the statement of operations of P. 224,027, P. 139,645 and P. (351,849) in 2001, 2002 and 2003, respectively has been excluded from the income statement reconciliation.

Reporting Comprehensive Income:

Statement of Financial Accounting Standards No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. SFAS No. 130 requires the deficit from restatement of stockholders’ equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities, to be included in other comprehensive income.

Cumulative effects of the surplus from restatement of stockholder’s equity, deferred taxes on the difference between indexed cost and replacement cost and the effect of translation of foreign entities included in comprehensive income at December 31, 2003, that increased (decreased) stockholder’s equity are P. 703,747, P. 683,762 and P. (9,122,853), respectively.

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

As of December 31, 2002 and 2003, there were no differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Asset Retirement Obligations:

Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires that legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. As mentioned in Note 2, under the requirements of the new Mexican Bulletin C-9, the Company recognized a provision at present value of P. 155,830 for cost related to retirement of assets; therefore, no reconciling item is included in the US GAAP reconciliation.

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

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2001		2002		2003
Net (loss) income as reported under Mexican GAAP	P.	(1,134,050)	P.	4,644,052	P.	15,383,485
U.S. GAAP adjustments:
Capitalized interest or net financing cost		428,794		66,147
Depreciation of capitalized interest		(97,673)		(148,415)		(149,955)
Accrued vacation pay		(37,866)		(35,963)		213,949
Deferred income tax on U.S. GAAP adjustments		323,603		(604,007)		(1,368,770)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(477,944)		(416,884)		(438,141)
Deferred employee profit sharing on U.S. GAAP adjustments		100,974		(175,867)		142,506
Deferred employee profit sharing		77,280		277,771		(42,337)
Minority interest		224,027		139,645		(351,849)
Unrealized gains on securities		(393,058)		393,058
Amortization of the excess of contributed company over cost		111,656
Non-amortization of goodwill				1,677,198		1,097,725
Application of additional negative goodwill of ATL to goodwill				(643,574)
Net (gain) loss on sale to affiliate, net				(171,559)		329,016
Effect of accounting change				1,004,907
Effects of inflation accounting on U.S. GAAP Adjustments		204,117		30,716		83,265

Total U.S. GAAP adjustments, net		463,910		1,393,173		(484,591)

Net (loss) income under U.S. GAAP	P.	(670,140)	P.	6,037,225	P.	14,898,894

Weighted average of common shares outstanding as of December 31, (in million):		13,199		13,123		12,912

Net (loss) income per share under U.S. GAAP (in pesos):	P.	(0.05)	P.	0.46	P.	1.15

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

After giving effect to the foregoing adjustments for accrued vacation pay, amortization of the excess of contributed company over cost, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill and the application of additional goodwill, as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 6,141,230, P. 13,312,374 and P.18,535,904 in 2001, 2002 and 2003, respectively.

	December 31,
	2002		2003
Total stockholders’ equity under Mexican GAAP	P.	51,145,864	P.	69,211,871
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		1,319,936		1,319,936
Accumulated depreciation of capitalized interest or net financing cost		(424,957)		(574,912)
Accrued vacation pay		(213,949)
Deferred income tax from US GAAP		(688,897)		(1,537,169)
Deferred employee profit sharing from US GAAP		(107,515)		77,440
Deferred employee profit sharing		(629,129)		(640,580)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		(795,078)		(735,950)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		1,145,233		6,856,757
Minority interest		(1,224,762)		(5,098,719)
Non-amortization of goodwill		1,677,198		2,774,923
Application of additional negative goodwill of ATL to Goodwill		(643,574)		(643,574)
Net gain on sale to affiliate		(171,559)		157,457

Total U.S. GAAP adjustments, net		(757,053)		1,955,609

Total stockholders’ equity under U.S. GAAP	P.	50,388,811	P.	71,167,480

Other Recent Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the Company’s financial statements since it has no investments in variable interest entities.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

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

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2002 and 2003. As of December 31, 2002 and 2003, the carrying value of total debt is P. 48,035,245 and P.48,319,903, respectively. The fair value is P. 46,157,069 at December 31, 2002 and P. 49,808,470 at December 31, 2003.

As of December 31, 2002 and 2003, the estimated fair value of the cross currency swaps amounts to P. 149,124 and P. 235,192, respectively. The Company had no instruments of this type at December 31, 2001.

Additionally, at December 31, 2003, the Company has interest-rate swaps with and estimated fair value of P. 235,509.

Stock options:

Under local GAAP, due to immateriality of the amounts involved, the Company has expensed the difference between the market value of the total authorized shares and the subscription price for P. 16,212 and P. 67,484 in 2002 and 2003, respectively. Under U.S. GAAP the Company recognizes a compensation expense which amounted to P. 4,605, P. 4,385 and P. 9,477 for the years ended December 31, 2001, 2002 and 2003, respectively, using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, “Accounting for stock issued to employees,” as allowed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for stock based compensation.”

The fair value for the options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2002 and 2003: risk-free interest rate of 15.30%, 11.44% and 7.15%; dividend yield of 0.39%, 0.60% and 0.45%; expected volatility factor of 41.2%, 40.0% and 35.3%; and expected option life of 1.8, 2.3 and 2.8 years, respectively. The fair value of each option at the date of granted in 2001, 2002 and 2003 was P. 5.99, P. 5.92 and P. 18.51, respectively.

Information related to options is summarized below:

	Number of stock options (in millions)	Weighted average exercise price
Outstanding at January 1, 2001
Granted	3.215	5.99
Exercised
Outstanding at December 31, 2001	3.215	5.99

Granted	2.939	5.92
Exercised	2.035	7.58
Outstanding at December 31, 2002	4.119	6.49

Granted	2.565	18.51
Exercised	1.321	14.59
Outstanding at December 31, 2003	5.363	13.19

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

For purposes of pro forma disclosure, if the Company were to account for its employee stock options granted under the fair value method of SFAS 123, the estimated fair value of the options at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the Company’s U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31,
	2001		2002		2003
Net income	P.	(670,140)	P.	6,037,225	P.	14,898,894
Stock-based compensation cost included in net income		4,605		4,385		9,477
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards
Pro forma net income as if the fair value based method had been applied to all awards	P.	4,820	P.	9,171	P.	21,044
Earnings per share (in pesos):	P.	(670,355)	P.	6,032,439	P.	14,887,327
Basic:
As reported	P.	(0.05)	P.	0.46	P.	1.15
Pro forma	P.	(0.05)	P.	0.46	P.	1.15
Diluted:
As reported	P.	(0.05)	P.	0.46	P.	1.13
Pro forma	P.	(0.05)	P.	0.46	P.	1.13

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Under U.S. GAAP at December 31, 2002 and 2003

(Thousands of Constant Pesos with purchasing power as of December 31, 2003)

	Capital Stock		Retained earnings							Other accumulated comprehensive income (loss)		Comprehensive (loss)		Total
			Reserve for purchase of Company’s own	Legal reserve		Unappropriated		Total
Balances at December 31, 2000	P.	31,617,217		P.	324,654	P.	39,709,434	P.	40,034,088	P.	(621,489)			P.	71,029,816
Increase in legal reserve					90,963		(90,963)
Increase in reserve for purchase of Company’s own shares			11,220,961				(11,220,961)
Cash purchase of Company’s own shares		(22,756)	(7,499,159)						(7,499,159)						(7,521,915)
Dividends paid							(622,314)		(622,314)						(622,314)
Comprehensive income:
Net loss for the year							(670,140)		(670,140)			P.	(670,140)		(670,140)
Other comprehensive income:
Effect of translation of foreign entities											(377,675)		(377,675)		(377,675)
Unrealized gains on securities											393,058		393,058		393,058
Surplus from holding nonmonetary assets											617,077		617,077		617,077
Deferred taxes allocated to equity, net of inflation											(232,853)		(232,853)		(232,853)

Comprehensive income													(270,533)

Balances at December 31, 2001		31,594,461	3,721,802		415,617		27,105,056		31,242,475		(221,882)				62,615,054
Cash purchase of Company’s own shares		(7,583)	(2,184,416)						(2,184,416)						(2,191,999)
Dividends paid							(618,296)		(618,296)						(618,296)
Comprehensive income:
Net income for the year							6,037,225		6,037,225			P.	6,037,225		6,037,225
Other comprehensive income:
Effect of translation of foreign entities											(15,060,115)		(15,060,115)		(15,060,115)
Unrealized gains on securities											(393,058)		(393,058)		(393,058)

Comprehensive income													(9,415,948)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity—(Cont.)

Under U.S. GAAP at December 31, 2002 and 2003

(Thousands of Constant Pesos with purchasing power as of December 31, 2003)

	Capital Stock		Retained earnings								Other accumulated comprehensive income (loss)		Comprehensive (loss)		Total
			Reserve for purchase of Company’s own		Legal reserve		Unappropriated		Total
Balances at December 31, 2002		31,586,878		1,537,386		415,617		32,523,985		34,476,988		(15,675,055)				50,388,811
Cumulative effect of adoption of a new accounting principle								(112,074)		(112,074)			P.	(112,074)		(112,074)
Excess of the book value over price paid to acquired minority Interest								(178,478)		(178,478)						(178,478)
Increase in reserve for purchase of Company’s own shares				5,122,000				(5,122,000)
Cash purchase of Company’s own shares		(1,713)		(973,756)						(973,756)						(975,469)
Dividends paid								(793,915)		(793,915)						(793,915)
Comprehensive income:
Net income for the year								14,898,894		14,898,894				14,898,894		14,898,894
Other comprehensive income:
Effect of translation of foreign entities												6,991,002		6,991,002		6,991,002
Deferred taxes allocate to equity, net of effect of inflation												948,709		948,709		948,709

Comprehensive income													P.	22,726,531

Balances at December 31, 2003	P.	31,585,165	P.	5,685,630	P.	415,617	P.	41,216,412	P.	47,317,659	P.	(7,735,344)			P.	71,167,480

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

24.- Supplemental Guarantor Information

On March 9, 2004, the Company concluded the issuance of US$ 500 million in principal amount of 4.125% senior notes due 2009 and US$ 800 million in principal amount of 5.50% senior notes due 2014. In addition on April 20, 2004, the Company issued US$ 300 million in principal amount of floating rate notes due 2007, bearing interest at a rate equal to three-month Libor plus 0.625%. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Statements

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2002 and 2003 and condensed consolidating statements of operations and cash flows for each of the three years in the period ended December 31, 2003 of the Company and Telcel These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial statements for the (i) Company; (ii) its wholly-owned subsidiary (Telcel on stand alone basis) which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
December 31, 2002
Current assets:
Cash and cash equivalents	P.	1,885	P.	1,358,853	P.	8,152,242			P.	9,512,980
Marketable securities						1,510,101				1,510,101
Accounts receivable, net		11,356		3,287,429		3,223,904				6,522,689
Related parties		9,551,278		1,130,113		33,791,700	P.	(43,863,693)		609,398
Inventories, net				2,128,781		998,412				3,127,193
Other current assets				210,508		715,046				925,554
Plant property and equipment, net				27,827,610		35,166,389				62,993,999
Investments		51,269,878		41,296,123		3,290,815		(92,566,001)		3,290,815
Licenses, net				1,694,775		14,289,712				15,984,487
Trademarks						6,796,530				6,796,530
Goodwill, net						6,263,876				6,263,876
Total assets	P.	60,834,397	P.	78,934,192	P.	114,198,727	P.	(136,429,694)	P.	117,537,622
Liabilities:
Short-term debt	P.	1,819,475	P.	425,131	P.	8,392,401			P.	10,637,007
Current liabilities		514,889		11,249,770		17,185,686	P.	(12,736,293)		16,214,052

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
December 31, 2002
Long-term debt		8,578,931		1,700,523		27,119,981				37,399,435
Other non-current liabilities				33,227,769		40,895		(31,127,400)		2,141,264
Total liabilities		10,913,295		46,603,193		52,738,963		(43,863,693)		66,391,758
Total majority stockholders’ equity		49,921,102		32,330,999		60,235,002		(92,566,001)		49,921,102
Minority interest						1,224,762				1,224,762
Total stockholders’ equity under Mexican GAAP		49,921,102		32,330,999		61,459,764		(92,566,001)		51,145,864
Total liabilities and stockholders’ equity	P.	60,834,397	P.	78,934,192	P.	114,198,727	P.	(136,429,694)	P.	117,537,622

December 31, 2003
Current assets:
Cash and cash equivalents	P.	60,265	P.	1,344,896	P.	7,882,001			P.	9,287,162
Marketable securities						794,873				794,873
Accounts receivable, net		11,487		3,008,532		8,394,667				11,414,686
Related parties		9,658,533		1,065,774		35,779,947	P.	(45,856,449)		647,805
Inventories, net				2,836,089		2,393,167				5,229,256
Other current assets				919,626		1,260,002				2,179,628
Plant property and equipment, net				21,677,989		49,483,653				71,161,642
Investments		66,328,617		22,801,769		2,548,599		(89,130,386)		2,548,599
Licenses, net				1,539,859		24,268,092				25,807,951
Trademarks						7,884,781				7,884,781
Goodwill, net						8,028,349				8,028,349
Other assets				4,993,815						4,993,815
Total assets	P.	76,058,902	P.	60,188,349	P.	148,718,131	P.	(134,986,835)	P.	149,978,547
Liabilities:
Short-term debt	P.	510,486	P.	452,578	P.	11,145,232			P.	12,108,296
Current liabilities		185,264		17,208,376		27,899,813	P.	(17,617,886)		27,675,567
Long-term debt		11,250,000		2,567,445		23,387,104				37,204,549
Other non-current liabilities				29,882,193		2,134,634		(28,238,563)		3,778,264
Total liabilities		11,945,750		50,110,592		64,566,783		(45,856,449)		80,766,676
Total majority stockholders’ equity		64,113,152		10,077,757		79,052,629		(89,130,386)		64,113,152
Minority interest						5,098,719				5,098,719
Total stockholders’ equity under Mexican GAAP		64,113,152		10,077,757		84,151,348		(89,130,386)		69,211,871
Total liabilities and stockholders’ equity	P.	76,058,902	P.	60,188,349	P.	148,718,131	P.	(134,986,835)	P.	149,978,547

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Condensed consolidated statements of operations:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2001
Total revenues			P.	35,460,890	P.	12,282,261	P.	(2,285,747)	P.	45,457,404
Total cost and expenses operating	P.	63,284		27,220,234		13,990,511		(2,491,105)		38,782,924
Operating (loss) income		(63,284)		8,240,656		(1,708,250)		205,358		6,674,480
Interest income		319,290		142,627		6,017,702		(5,595,459)		884,160
Interest expense		(276,579)		(5,439,075)		(1,024,826)		5,595,459		(1,145,021)
Exchange loss, net		16		(583,957)		201,907				(382,034)
Monetary effect, net		166,953		1,426,125		(2,410,689)				(817,611)
Other financing income (cost), net						795,609				795,609
Other income (loss), net		238,102		(437,835)		828,302		(205,358)		423,211
Tax provision		55,842		1,715,891		1,728,225				3,499,958
Equity in results of affiliates		(1,238,679)		508,734		(4,066,886)		729,945		(4,066,886)
Majority net (loss) income	P.	(910,023)	P.	2,141,384	P.	(2,871,329)	P.	729,945	P.	(910,023)
Minority net (loss) income	P.		P.		P.	(224,027)	P.		P.	(224,027)

For the year ended December 31, 2002
Total revenues			P.	42,407,871	P.	22,814,057	P.	(5,479,332)	P.	59,742,596
Total cost and expenses operating	P.	32,841		34,572,514		17,789,397		(5,632,567)		46,762,185
Operating (loss) income		(32,841)		7,835,357		5,024,660		153,235		12,980,411
Interest income		1,345,078		203,985		6,852,219		(6,999,779)		1,401,503
Interest expense		(1,042,352)		(5,726,450)		(2,727,351)		6,999,779		2,496,374
Exchange loss, net		(239)		(2,358,811)		832,631				(1,526,419)
Monetary effect, net		25,098		1,758,143		1,088,737				2,871,978
Other financing income (cost), net						(1,273,744)				(1,273,744)
Other income (loss), net				(1,500,804)		1,924,103		(153,235)		270,064
Tax provision		109,492		425,209		2,878,911				3,413,612
Equity in results of affiliates		4,598,445		4,119,062		(4,169,755)		(8,717,507)		(4,169,755)
Majority net income (loss)	P.	4,783,697	P.	3,905,273	P.	4,812,234	P.	(8,717,507)	P.	4,783,697
Minority interest net income (loss)	P.		P.		P.	(139,645)	P.		P.	(139,645)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2003
Total revenues			P.	52,465,905	P.	42,337,578	P.	(8,862,511)	P.	85,940,972
Total cost and expenses operating	P.	86,276		42,078,637		34,685,988		(8,870,024)		67,980,877
Operating (loss) income		(86,276)		10,387,268		7,651,590		7,513		17,960,095
Interest income		1,306,972		106,658		10,321,293		(9,352,366)		2,382,557
Interest expense		(1,070,648)		(5,536,804)		(3,739,511)		6,571,597		(3,775,366)
Exchange loss, net		15		(4,405,787)		2,979,789		2,780,769		1,354,786
Monetary effect, net		49,663		1,467,803		833,332				2,350,798
Other financing income (cost), net						(189,395)				(189,395)
Other (loss) income, net		(323)		(589,657)		(447,451)		(7,513)		(1,044,944)
Tax provision		90,522		(563,050)		3,997,992				3,525,464
Equity in results of affiliates		14,922,755		5,160,528		(129,582)		(20,083,283)		(129,582)
Majority net income (loss)	P.	15,031,636	P.	7,153,059	P.	12,930,224	P.	(20,083,283)	P.	15,031,636
Minority net income (loss)	P.		P.		P.	351,849	P.		P.	351,849

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Condensed consolidated statements of changes in financial position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2001
Operating activities:
Net (loss) income	P.	(910,023)	P.	2,141,384	P.	(2,871,329)	P.	729,945	P.	(910,023)
Non-cash items		1,238,678		1,729,580		8,581,133		(729,945)		10,819,446
Changes in operating assets and liabilities:		(6,153,111)		4,198,522		854,824				(1,099,765)
Resources (used in) provided by operating activities		(5,824,456)		8,069,486		6,564,628				8,809,658
Financing activities:
Bank loans, net		5,494,815		566,760		8,564,004				14,625,579
Dividends paid		(622,314)								(622,314)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(7,521,915)		2,569,637				(2,569,637)		(7,521,915)
Resources (used in) provided by financing activities		(2,649,414)		3,136,397		8,564,004		(2,569,637)		6,481,350
Investing activities:
Investment in telephone plant				(6,979,685)		(5,184,468)				(12,164,153)
Investment in subsidiaries and affiliated companies		8,473,989		(4,515,920)		(23,013,996)		2,569,637		(16,486,290)
Marketable securities						(9,044,625)				(9,044,625)
Investment in licenses						(290,710)				(290,710)
Resources provided by (used in) investing activities		8,473,989		(11,495,605)		(37,533,799)		2,569,637		(37,985,778)
Net increase (decrease) in cash and cash equivalents		119		(289,722)		(22,405,167)				(22,694,770)
Cash and cash equivalents at beginning of the Period				735,527		24,736,568				25,472,095
Cash and cash equivalents at end of the period	P.	119	P.	445,805	P.	2,331,401	P.		P.	2,777,325

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Condensed consolidated statements of changes in financial position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2002
Operating activities:
Net income	P.	4,783,697	P.	3,905,273	P.	4,812,234	P.	(8,717,507)	P.	4,783,697
Non-cash items		(4,598,445)		(1,301,298)		9,618,089		8,717,507		12,435,853
Changes in operating assets and liabilities:		(2,894,634)		568,185		4,654,875				2,328,426
Resources (used in) provided by operating activities		(2,709,382)		3,172,160		19,085,198				19,547,976
Financing activities:
Bank loans, net		4,903,590		(358,763)		19,889,531				24,434,358
Dividends paid		(618,296)								(618,296)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(2,191,999)		65,835				(65,835)		(2,191,999)
Resources provided by (used in) financing activities		2,093,295		(292,928)		19,889,531		(65,835)		21,624,063

For the year ended December 31, 2002
Investing activities:
Investment in telephone plant				(1,250,399)		(24,234,995)				(25,485,394)
Investment in subsidiaries and affiliated companies		617,853		(715,785)		2,277,932		65,835		2,245,835
Marketable securities						9,368,493				9,368,493
Investments in trademarks						(6,796,530)				(6,796,530)
Investment in licenses						(13,768,788)				(13,768,788)
Resources provided by (used in) investing activities		617,853		(1,966,184)		(33,153,888)		65,835		(34,436,384)
Net increase decrease in cash and cash equivalents		1,766		913,048		5,820,841				6,735,655
Cash and cash equivalents at beginning of the period		119		445,805		2,331,401				2,777,325
Cash and cash equivalents at end of the period	P.	1,885	P.	1,358,853	P.	8,152,242	P.		P.	9,512,980

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2003
Operating activities:
Net income	P.	15,031,636	P.	7,153,059	P.	12,930,224	P.	(20,083,283)	P.	15,031,636
Non-cash items		(14,922,755)		(2,015,312)		11,151,932		20,083,283		14,297,148
Changes in operating assets and liabilities:		72,244		(2,812,513)		2,097,522				(642,747)
Resources provided by operating activities		181,125		2,325,234		26,179,678				28,686,037
Financing activities:
Bank loans, net		852,946		894,369		(470,913)				1,276,402
Dividends paid		(793,915)		(3,540,271)				3,540,271		(793,915)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(975,469)								(975,469)
Resources provided by financing activities		(916,438)		(2,645,902)		(470,913)		3,540,271		(492,982)
Investing activities:
Investment in telephone plant				2,328,007		(24,687,578)				(22,359,571)
Investment in subsidiaries and affiliated companies		793,693		(2,021,296)		3,879,034		(3,540,271)		(888,840)
Marketable securities						715,228				715,228
Minority interest						3,343,630				3,343,630
Investments in trademarks						(1,807,928)				(1,807,928)
Investment in licenses						(7,421,392)				(7,421,392)
Resources used in investing activities		793,693		306,711		(25,979,006)		(3,540,271)		(28,418,873)
Net increase (decrease) in cash and cash equivalents		58,380		(13,957)		(270,241)				(225,818)
Cash and cash equivalents at beginning of the period		1,885		1,358,853		8,152,242				9,512,980
Cash and cash equivalents at end of the period	P.	60,265	P.	1,344,896	P.	7,882,001	P.		P.	9,287,162

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2003)

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 23, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 23, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates. Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2001		2002		2003
Net income as reported under Mexican GAAP	P.	2,141,384	P.	3,905,273		P.7,153,059
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		331,121		(82,268)		(149,955)
Accrued vacation pay		(37,866)		(35,963)		213,949
Deferred income tax and employee profit sharing adjustments		537,469		(588,511)		575,343
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(477,944)		(129,326)		2,041
Effects of U.S. GAAP adjustments on subsidiaries, net		(34,702)		100,453		(877,597)
Effects of inflation accounting on U.S. GAAP Adjustments		203,207		25,377		120,765

Total U.S. GAAP adjustments, net		521,285		(710,238)		(115,454)

Net (loss) income under U.S. GAAP	P.	2,662,669	P.	3,195,035	P.	7,037,605

	December 31,
	2002		2003
Total stockholders’ equity under Mexican GAAP	P.	32,330,999	P.	10,077,757
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net		894,979		745,024
Accrued vacation pay		(213,949)
Deferred income tax and employee profit sharing Adjustments		(744,796)		(120,468)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		162,601		437,613
Effect of U.S. GAAP adjustments on subsidiaries, net		(506,761)		(921,783)

Total U.S. GAAP adjustments, net		(407,926)		140,386

Total stockholders’ equity under U.S. GAAP	P.	31,923,073	P.	10,218,143

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

Dated: June 30, 2004

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	General Counsel