Form 20-F/A
period 2003-12-31
AMERICA MOVIL SA DE CV/
filed 2004-07-23
CIK 1129137

As filed with the Securities and Exchange Commission on July 23, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This amended annual report on Form 20-F/A dated July 23, 2004 is being filed to:

(1)     amend “Item 18—Financial Statements” to replace the accountants reports with respect to América Central Tel, S.A. for the years ended December 31, 2002 and 2001 and Telecom Americas Ltd. for the year ended December 31, 2001 and the 186-day period ended December 31, 2000 with reports that expressly state that the audits referred to therein were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States); and

(2)     add the inadvertently omitted page references in the cross reference, at the top of page 67 of the annual report on Form 20-F filed on June 30, 2004, which shall read “See Item 18—Financial Statements and pages F-1 through F-87.”

Other than the foregoing items and conforming changes related thereto, and the correction of certain minor typographical errors and ommissions, no part of the annual report on Form 20-F filed on June 30, 2004 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2004.

1

Item 18. Financial Statements

See pages F-1 through F-87, incorporated herein by reference.

2

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of América Central Tel, S.A. and subsidiaries, which statements collectively account for 10% of total assets at December 31, 2002, and 10% and 8% of total operating revenues for the years ended December 31, 2001 and 2002, respectively, of the related consolidated amounts, as well as the financial statements of Telecom Américas Ltd, in which the Company’s equity in their net loss is stated at P. 3,660,197 in 2001. Those financial statements, presented in accordance with International Accounting Standards and accounting principles generally accepted in the United States of America, respectively, were examined by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the financial information utilized by Company’s management (before conversion to accounting principles generally accepted in Mexico) of such subsidiary and investee in the consolidated financial statements of América Móvil, S.A. de C.V. and subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company’s conversion of the financial statements of América Central Tel, S.A. and Telecom Américas Ltd, to accounting principles generally accepted in Mexico) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America. (See Note 23).

Mancera, S.C.

A Member Practice of

Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

Mexico City, Mexico

February 23, 2004,

(except for Note 23 as to which the date is March 16, 2004)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of América Central Tel, S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of América Central Tel, S.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Telecom Américas Ltd.

We have audited the accompanying consolidated balance sheets of Telecom Américas Ltd. as at December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2001 and the 186-day period ended December 31, 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 23, 2004

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	General Counsel