Form 20-F
period 2004-12-31
AMERICA MOVIL SA DE CV/
filed 2005-06-30
CIK 1129137

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2004

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

Series A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$500,000,000 4.125% Senior Notes due 2009

U.S.$800,000,000 5.500% Senior Notes due 2014

U.S.$300,000,000 Floating Rate Senior Notes due 2007

U.S.$500,000,000 5.750% Senior Notes due 2015

U.S.$1,000,000,000 6 3/8% Senior Notes due 2035

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2004:

3,647 million	AA Shares
265 million	A Shares
8,352 million	L Shares

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

    Item 17  ☐    Item 18  ☒

i

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004. Our financial statements have been prepared in accordance with Mexican GAAP and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited consolidated financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2004.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 22 to our audited consolidated financial statements.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 11.2648 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2004.

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(millions of constant pesos as of December 31, 2004)(1)					(millions of U.S. dollars)(1)
Income Statement Data:
Mexican GAAP
Operating revenues	Ps. 34,789	Ps. 47,816	Ps. 62,843	Ps. 90,401	Ps. 134,747	U.S.$	11,962
Operating costs and expenses	31,431	40,796	49,189	71,509	111,253		9,876
Depreciation and amortization	3,571	5,175	9,053	14,598	18,595		1,651
Operating income	3,358	7,020	13,654	18,892	23,494		2,086
Comprehensive financing cost (income)	(1,258)	700	1,076	(2,233)	(1,908)		(169)
Net income (loss)	1,046	(957)	5,032	15,812	16,513		1,466
Net income (loss) per share:
Basic(2)	0.07	(0.07)	0.38	1.22	1.32		0.12
Diluted(3)	0.07	(0.07)	0.38	1.22	1.32		0.12
Dividends declared per share(4)	—	0.040	0.044	0.060	0.120		0.011
Dividends paid per share(5)	—	0.030	0.043	0.056	0.105		0.009

Weighted average number of shares outstanding (millions):
Basic	—	13,199	13,123	12,912	12,502		—
Diluted	—	13,199	13,123	12,914	12,506		—

U.S. GAAP
Operating revenues(6)	Ps. 31,559	Ps. 43,095	Ps. 58,589	Ps. 86,058	Ps. 126,696	U.S.$	11,247
Operating costs and expenses	29,264	36,635	44,586	66,560	104,417		9,269
Depreciation and amortization	3,888	5,781	8,560	14,282	18,250		1,620
Operating income	2,295	6,460	14,003	19,498	22,279		1,978
Comprehensive financing cost (income)	(1,559)	765	749	(2,075)	(2,364)		(210)
Net income (loss)	(494)	(705)	6,350	15,672	16,663		1,479
Net income (loss) per share:
Basic(2)	(0.03)	(0.05)	0.48	1.21	1.33		0.12
Diluted(3)	(0.03)	(0.05)	0.48	1.21	1.33		0.12

(see footnotes on following page)

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004	2004
	(millions of constant pesos as of December 31, 2004)(1)					(millions of U.S. dollars)(1)
Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net	Ps. 39,506	Ps. 46,214	Ps. 66,263	Ps. 74,855	Ps. 84,913	U.S.$	7,538
Total assets	106,091	107,118	123,638	157,762	194,621		17,277
Short-term debt and current portion of long-term debt	8,032	7,288	11,189	12,737	5,392		479
Long-term debt	1,410	17,539	39,340	39,135	56,067		4,977
Total stockholders’ equity(7)	79,036	65,463	53,800	72,804	77,568		6,885
Capital stock	32,845	32,820	32,812	32,810	32,795		2,911
Number of outstanding shares (millions):
Series AA	3,266	3,807	3,647	3,647	3,647		—
Series A	339	315	291	279	265		—
Series L	10,405	9,077	8,978	8,910	8,352		—

U.S. GAAP
Property, plant & equipment, net	Ps. 39,611	Ps. 49,563	Ps. 67,468	Ps. 80,884	Ps. 95,116	U.S.$	8,444
Total assets	108,214	111,494	126,871	166,817	208,166		18,479
Short-term debt and current portion of long-term debt	8,133	7,288	11,189	12,737	5,392		479
Long-term debt	1,427	17,539	39,340	39,135	56,067		4,977
Minority interest	2,553	865	1,288	5,363	1,659		147
Total stockholders’ equity	74,716	65,865	53,004	74,861	85,145		7,558
Capital stock	33,258	33,234	33,226	33,224	33,209		2,948

Subscriber Data:
Number of subscribers (in thousands)	17,124	26,594	31,600	43,725	61,107		—
Subscriber growth	—	55.3%	18.8%	38.4%	39.8%		—

(1)	Except per share, share capital and subscriber data.
(2)	For 2000, assumes 14,485 million shares outstanding for the period prior to September 25, 2000, the date América Móvil was established. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3)	For 2000, assumes 14,485 million diluted shares outstanding for the period prior to September 25, 2000, the date América Móvil was established. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(5)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financials – Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	The differences between our Mexican and U.S. GAAP operating revenues include (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer”, which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican GAAP to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See note 22 to our audited consolidated financial statements.
(7)	Includes minority interest.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable from 1999 until 2001. From 2002 to 2004, the peso generally declined in value against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2000	9.1830	10.0870	9.4717	9.6180
2001	8.9500	9.9700	9.3300	9.1560
2002	9.0000	10.4250	9.6630	10.4250
2003	10.1130	11.4060	10.8463	11.2420
2004	10.8050	11.6350	11.3095	11.1540

2004:
January	10.8050	11.0970
February	10.9095	11.2450
March	10.9180	11.2290
April	11.1570	11.4315
May	11.3815	11.6350
June	11.3030	11.5380
July	11.3790	11.5350
August	11.3450	11.4550
September	11.2415	11.6030
October	11.2415	11.5150
November	11.2411	11.5290
December	11.1110	11.3285

2005:
January	11.1715	11.4110
February	11.0430	11.2060
March	10.9755	11.3295
April	11.0360	11.2298
May	10.8850	11.0330

(1)	Average of month-end rates.

On June 28, 2005, the noon buying rate was Ps. 10.8415 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

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

RISK FACTORS

Risks Relating to Our Businesses

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies. Competition in our markets has intensified in recent periods.

We expect that competition will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. In January 2005, Telefónica Móviles completed the acquisition from BellSouth of wireless operators in Venezuela, Colombia, Argentina, Chile, Ecuador, Panama, Peru, Guatemala, Uruguay and Nicaragua. With this acquisition, Telefónica Móviles, which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the near future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel’s business is subject to extensive government regulation, principally by the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission, or “Cofetel”) the Comisión Federal de Competencia (Federal Competition Commission, or “Cofeco”) and the Procuraduría Federal del Consumidor (Federal Consumer Bureau, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

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

Cofetel is currently considering adopting regulations that would extend the “calling party pays” system to all calls terminating in mobile phones in Mexico. Currently, the “calling party pays” system applies to calls within a local area. Under the proposal, all airtime regardless of the location within Mexico of the recipient of the call would be paid by the calling party. It is unclear how these regulations, if adopted, would affect our business and results. The regulations could increase usage and number of subscribers, but could reduce revenues per call.

Many Latin American countries have recently deregulated and privatized the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses, including in Argentina, Brazil, Colombia, Ecuador, Uruguay, El Salvador, Guatemala, Honduras and Nicaragua, became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, the Brazilian national telecommunications agency (ANATEL) has initiated hearings to discuss the possible adoption of cost-based methods for determining interconnection fees charged by operators belonging to an economic group with significant market power. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of this proposed regulation. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power. If these methods are ultimately adopted and we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

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

In 2005, we acquired 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction. We also bid for and were awarded an additional 10 megahertz of capacity in three principal regions, but that additional capacity has not been delivered to us due to restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We have challenged this restriction in court. We cannot assure you that we will be able to acquire this additional spectrum. In addition, Cofeco or other third parties may seek annulment of the results of the overall bidding process if these restrictions are not upheld by the courts.

Participation in spectrum auctions requires prior governmental authorization. Any restrictions on our ability to acquire or use spectrum may have a material effect on our business.

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

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.5% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 47.2% of our total wireless subscribers as of December 31, 2004 and 52.6% of our consolidated revenues during 2004. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE and BCP, increased its share of our total wireless subscribers from 16.4% as of December 31, 2002 to 22.3% as of December 31, 2004, and it accounted for 17.1% of our consolidated revenues during 2004. These investments outside Mexico have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in “Legal Proceedings” under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines;

•	power surges or outages;

•	limitations on the use of our radiobases;

•	software defects; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month periods ended December 31, 2004 and 2003 was 2.9%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential subscribers.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant change. These changes include, among others, regulatory changes, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we have since launched GSM services in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2004, Telcel refunded to its customers approximately Ps. 5 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

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

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

As of May 31, 2005, 65.9% of our voting shares were directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that América Telecom will not take actions that are inconsistent with your interests.

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

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in América Móvil may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the countries where we operate, particularly Mexico, Brazil and countries in Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2004, Mexico’s gross domestic product, or “GDP,” grew by 4.4% in real terms. In 2003, GDP grew by 1.3%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 5.2% for 2004.

Brazil has also experienced slow economic growth over the past several years, although Brazil’s GDP grew by an estimated 5.2% in real terms in 2004, compared to a growth rate of 0.5% in 2003. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 14.7% in 2002, 9.3% in 2003 and an estimated 7.6% in 2004. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2004 and 2003, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,444 million (an amount that is equal to 10.4% of our operating income in 2004) and Ps. 1,425 million, respectively. In 2002, however, we reported foreign exchange losses of Ps. 1,605 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future.

Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico, including changes to previously established fiscal regimes. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government an annual fee (aprovechamiento) ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay annual fees. Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of annual fees based on gross revenues (aprovechamientos). Currently, we are not required to pay derechos in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay fees in respect of the additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. Based on the current terms of the law, these fees amount to Ps. 255 million annually for 20 years.

The application of this fee (derechos) to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our concessions until 2010, but, if permitted, we intend to participate in any auctions for the acquisition of additional spectrum in Mexico. See “—Risks Relating to Our Business—We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services.”

Item 4. Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on equity subscribers. As of December 31, 2004, we had 61.1 million subscribers in eleven countries, compared to 43.9 million at year-end 2003. On an equity basis (representing our economic interest in our subsidiaries’ subscribers), we had 60.6 million subscribers as of December 31, 2004. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had approximately 1.9 million fixed lines in Guatemala, Nicaragua and El Salvador at December 31, 2004, making us the largest fixed-line operator in Central America. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Argentina, Uruguay and Honduras.

Our principal operations are:

•	Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico. At December 31, 2004, Telcel had 28.9 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.

•	Argentina. In 2003, we acquired CTI, which provides nationwide wireless services in Argentina. CTI operates under the “CTI Móvil” brand.

•	Brazil. With approximately 13.7 million subscribers at December 31, 2004, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, “Claro.” Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro).

•	Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua, through our subsidiaries Telgua, CTE and ENITEL. We provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua and in Honduras through our subsidiary Sercom Honduras. The wireless business of Telgua and Sercom Nicaragua operate under the “PCS Digital” and, for prepaid services, “Alo” brands. We acquired a controlling interest in CTE in 2003 and increased our interest to 94.9% in December 2004. CTE operates under the “Telecom” brand for fixed line services and “Personal” for wireless services. We acquired ENITEL in two transactions that closed in January and August 2004 and Sercom Honduras in a transaction that closed in June 2004.

•	Colombia. We provide wireless telecommunications service in Colombia through Comcel, S.A. under the “Comcel” brand. We are the largest wireless operator in the country measured by the number of subscribers.

•	Ecuador. Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the “Porta” brand.

•	United States. Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

In March 2005, we acquired a 20-year license to provide nationwide wireless services in Peru, and in May 2005, we reached an agreement with Hutchison Telecommunications International Ltd. to purchase its wireless operations in Paraguay, which operate under the brand name “Porthable.” The consummation of this agreement is subject to certain conditions.

América Móvil, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

Our Markets

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, Nicaragua, Argentina, Uruguay, El Salvador and Honduras. In 2004, we invested Ps. 22.4 billion in our networks in capital expenditures. We have recently begun providing in our markets many of the voice and data services supported by GSM technology, such as SMS, CSD, high-speed CSD and GPRS. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2004. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which the person who initiates the call is billed for that call. Telcel and Telecom Americas combined represented 70% of our operating revenues in 2004.

We believe our countries of operation offer considerable growth potential. Our markets are characterized by relatively low fixed line and wireless penetration rates as compared to the United States and Europe.

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

Operating Information

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or “churned,” and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Throughout this annual report, we make reference to certain operating data, such as average revenues per subscriber (also referred to as “ARPUs”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by the average total subscribers for such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

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

Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network. Since December 2002, Telcel has been authorized to provide long-distance services.

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 5 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2004, more than half of our wireless subscribers were located outside Mexico.

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments.”

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
Telcel (Radiomóvil Dipsa, S.A. de C.V.)	Mexico	100.0	Wireless
SubDipsa Treasury LLC	Delaware	100.0	Treasury
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AM Latin America LLC	Delaware	100.0	Holding company
Telecom Americas Ltd.	Bermuda	98.9	Holding company
ATL-Algar Telecom Leste S.A.	Brazil	98.9	Wireless
Tess S.A.	Brazil	98.9	Wireless
Americel S.A.	Brazil	97.4	Wireless
Telet S.A.	Brazil	97.9	Wireless
BSE S.A.	Brazil	98.9	Wireless
BCP S.A.	Brazil	98.9	Wireless
Stemar Telecomunicações Ltda.	Brazil	98.9	Wireless
Alecan Telecomunicações Ltda	Brazil	98.9	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.1	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.1	Wireless
Servicios de Comunicaciones de Nicaragua, S.A	Nicaragua	99.1	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.7	Fixed-line/Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.2	Fixed-line/Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V	Honduras	100.0	Wireless
Comunicación Celular S.A. (Comcel)	Colombia	99.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL)	Ecuador	100.0	Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
AMOV Perú, S.A.	Peru	100.0	Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2004, Telcel’s cellular network covered 36% of the geographical area of Mexico, including all major cities, and 86% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Bands A, D and F) radio spectrums. As of December 31, 2004, Telcel had approximately 28.9 million cellular subscribers and, according to Cofetel, as of December 2004, an approximately 75% share of the Mexican wireless market. Approximately 93.7% of Telcel’s cellular subscribers as of December 31, 2004 were prepaid customers.

In 2004, Telcel had revenues of Ps. 70,822 million (U.S.$ 6,287 million), representing 52.6% of our consolidated revenues for such period. As of December 31, 2004, Telcel accounted for approximately 47.2% of our total wireless subscribers.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2000		2001		2002		2003		2004
	(peso amounts in constant Mexican pesos as of December 31, 2004)
Operating revenues (millions)	Ps.	27,203	Ps.	37,301	Ps.	44,609	Ps.	55,189	Ps.	70,822
Average monthly revenues per subscriber during preceding 12 months(1)	Ps.	257	Ps.	211	Ps.	174	Ps.	186	Ps.	194
Operating income (millions) (2)	Ps.	6,275	Ps.	10,349	Ps.	12,928	Ps.	18,614	Ps.	25,537
Cellular lines in service (thousands)		10,462		16,965		20,067		23,444		28,851
Subscriber growth during preceding 12 months		98.4%		62.2%		18.3%		16.8%		23.1%
Company penetration(3)		10.7%		16.9%		19.7%		22.1%		27.3%
Average monthly minutes of use per subscriber during preceding 12 months		86		73		67		81		99
Churn rate (4)		2.4		3.1		3.5		3.9		3.0
Employees		6,452		7,644		7,943		8,624		9,354

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	See Note 21 to our audited consolidated financial statements.
(3)	Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.
(4)	Total number of customer deactivations for the period divided by average total subscribers for such period.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel, Cofeco and Profeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco and Profeco are independent agencies of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law, the Federal Law of Telecommunications, the Telecommunications Regulations adopted under both the General Communications Law and the Federal Law of Telecommunications, the Federal Economic Competition Law, the Federal Customer Protection Law and the concessions and license agreements granted by the Communications Ministry. See “—Regulation.”

Services and Products

Voice services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Telcel’s postpaid plans include the following charges:

•	monthly charges, which usually include a number of minutes of use and short text messages that are included in the monthly service change;

•	usage charges, for usage in excess of the specified number of minutes or short text messages included in the monthly charge; and

•	additional charges, including charges for data services, voicemail and general information.

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers customized services to its corporate clients. The minimum term of our postpaid plans is one year.

Telcel adjusts its rates based on competitive conditions, inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10:00 p.m. to 7:00 a.m. during the week or anytime on weekends) are less expensive than calls made during the remaining, or peak, hours. During 2003 and 2004, Telcel offered promotions that included effective price-per-minute reductions.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans. Telcel began to offer cellular digital packet data (CDPD) services to prepaid customers in October 2001, short message services (SMS) to its own customers (prepaid and postpaid) in January 2002 and GSM data services over circuit switched technology (CSD) in October 2002 and to exchange SMS services with other cellular operators in December 2003. In 2004, Telcel began to offer push-to-talk services over its GSM network.

Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

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

Mexico uses the “calling party pays” system for cellular calls within a local area, under which subscribers only pay for outgoing calls. This replaced “mobile party pays,” under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their cellular telephone number to do so. Cofetel is considering regulations that would extend the “calling party pays” system to all calls within Mexico. Under the proposal, all airtime fees regardless of the recipient’s location within Mexico would be paid by the calling party.

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

Internet

Wireless application protocol (WAP) is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP including e-mail, data and information services and electronic commerce transactions. The standard allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network enabling users to scroll through different pages of information on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Data transmission

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its postpaid users through its GSM network. Telcel is in the process of making certain GPRS services, such as MMS services, available to its prepaid customers as well.

GPRS is a non-voice value added service that allows information to be sent and received across a mobile telephone network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. This efficient use of scarce radio resources means that large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore lets Telcel maximize the use of its network resources.

GPRS facilitates faster connections than previous technologies, such as CSD. No dial-up modem connection is necessary. The speed of GPRS is an important feature for time critical applications, and Telcel’s GPRS services are able to accommodate corporate applications such as:

•	Transmission of Still Images – Still images such as photographs, pictures, postcards, greeting cards and presentations and static web pages can be sent and received over the mobile network as they are across fixed telephone networks. GPRS permits users to post images from a digital camera connected to a GPRS radio device directly to an Internet site, allowing near real-time desktop publishing.

•	Transmission of Moving Images – The capacity of GPRS to facilitate transmission of moving images has market applications such as monitoring parking lots or building sites for intruders and sending images of patients from ambulances to hospitals.

•	Web Browsing – GPRS permits more rapid web browsing and enhanced access to web images.

•	Document Sharing – GPRS facilitates document sharing and remote collaboration, permitting people in different locations to work on the same document at the same time.

•	Job Dispatch – GPRS can be used to communicate assignments from office-based staff to mobile field staff. These job dispatch applications can then be combined with vehicle positioning applications to allow the nearest available suitable personnel to be deployed to serve a customer.

•	Corporate Email and Remote LAN Access – GPRS facilitates the extension of corporate email systems beyond an employee’s office PC. Remote LAN applications provide an employee with remote access to desk-top applications, such as intranet, corporate e-mail and database applications.

•	Internet Email – Users of internet e-mail can receive direct notification on their mobile phone of incoming mail.

•	Vehicle Positioning – Vehicle positioning applications integrate satellite positioning systems with nonvoice mobile services. These applications can be used to deliver services including remote vehicle diagnostics and ad-hoc stolen vehicle tracking.

•	File Transfer – Users can download large files from the mobile network, such as presentation documents, appliance manuals or software applications.

•	Home Automation – Home automation applications will permit customers to monitor home security from outside of the office and perform other functions, such as operating certain home appliances.

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

In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are either dual-mode dual-band, which can operate in both analog and digital modes and can switch between the 800 and 1900 megahertz radio spectrums or tri-band, which can also operate in the 900 megahertz radio spectrum.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers, or to an international roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is used in connection with the call. The current interconnection charge in Mexico for calls made from either a fixed line or a cellular line to another cellular line is Ps. 1.71 per minute. Some fixed-line operators have challenged this fee and are seeking a reduction. See “—Regulation—Interconnection” under this Item 4 and “Legal Proceedings—Telcel—Interconnection Fees” under Item 8. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See “—Regulation—Interconnection.”

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 325 such agreements covering GSM and TDMA networks around the world. As of the date of this annual report, Telcel had roaming agreements covering 119 countries. Roaming payments are channeled through Telecommunication Services International for TDMA and Electronic Data Systems Corporation for GSM, which function as central international clearing houses that collect and redistribute roaming fees from and to the participating providers.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit, its Internet services and certain value-added services such as SMS. In October 2003, Telcel launched a loyalty awards program for its postpaid customers, called Círculo Azul.

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

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2004, approximately 90% of Telcel’s sales of handsets were generated by cellular distributors, with approximately 9% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts. Telcel also sells and distributes its products and services over the Internet.

Telcel has relationships with a network of approximately 1,000 exclusive distributors, who sell Telcel’s services and products through approximately 33,000 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. Telcel owns and operates 154 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that pre-paid cards are available through approximately 127,000 points of sale in Mexico.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 48.9% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel’s wireless networks use principally digital technologies. As a proportion of total traffic, digital traffic measured 89.3% in December 2004. Over the last several years, Telcel has converted its network from analog to digital, and most of its customers have migrated to digital service. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz frequency spectrum. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies.

An alternative digital technology, CDMA, divides radio spectrum using codes rather than time slots. Compared to TDMA and GSM, it permits more subscribers to use the same spectrum but is less mature and less well supported by suppliers. Because of GSM’s advantages over both TDMA and CDMA technologies, Telcel considers developing a GSM network to be the logical step to maintaining its leadership in the wireless market in Mexico.

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

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, but does not provide coverage in all cities in those regions. As of December 31, 2004, Telcel covered approximately 660 cities with the GSM network, and Telcel’s GSM subscriber base accounted for approximately 38.9% of Telcel’s total subscribers as of December 31, 2004. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

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

Telcel is currently in the process of upgrading the GSM/GPRS network with Enhanced Data Rates for Global Evolution (EDGE) technology. It has already implemented EDGE technology in the capital city of each of the nine regions in Mexico and Ciudad Juarez. Telcel plans to cover 47 additional cities during 2005. Telcel expects that EDGE will facilitate the ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The wireless industry has agreed to converge towards a common standard called wideband CDMA (W-CDMA) for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel is launching EDGE with the existing cellular or PCS technologies and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by Cofetel and there is demand in Mexico for services requiring this technology.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Three other companies also hold concessions for nationwide service using the 1900 megahertz spectrum.

Telcel currently holds 28.4 megahertz of capacity in the 1900 megahertz spectrum in each of Mexico’s nine regions. It acquired 10 megahertz of this capacity in 1998 and 10 megahertz in 2005, in each case through public auctions. Telcel acquired 8.4 megahertz as a result of the assignment of capacity from Unefon during 2005. This assignment, which was approved by Cofeco and the Ministry of Communications, cancelled the 16-year term service agreement entered into with Unefon in September 2003. No consideration – in addition to the U.S.$267.7 million paid to Unefon in 2003 for the service agreement – was paid for the assignment.

As part of the late 2004 / early 2005 auction process, we also bid for and were awarded an additional 10 megahertz of capacity in three regions, but that additional capacity has not been delivered to us due to restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We are challenging this restriction in court. We cannot assure you that we will be able to acquire this additional spectrum.

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

Property

Telcel’s wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or “cells”), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network routing and switching equipment. During 2003 and 2004, Telcel sold its reception and transmission equipment for Ps. 4,484 million to unrelated financial institutions and subsequently leased back this property for periods of three to four years. Telcel has the option to reacquire this property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 154 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See “Related Party Transactions” under Item 7.

Telcel currently relies on Ericsson for the supply of more than 71% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, Siemens and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V., Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 75% in 2004.

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

In addition, we are subject to regulation from Profeco under the Federal Consumer Protection Law. This law regulates the quality of services required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for cellular service prior to implementing such rates. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Law of Economic Competition. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions require Telcel to pay continuing fees (aprovechamientos) determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and the states of Mexico, Morelos and Hidalgo and between 5% and 10% in other regions. The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (aprovechamientos).

Pursuant to the Federal Contributions Law (Ley Federal de Derechos), owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) charged depend on the relevant region and radio spectrum band. These annual fees (derechos) can be high and are payable irrespective of the amount of fees (aprovechamientos) paid. The 1900 megahertz (Band F) concessions, which we acquired during 2005, require the payment of annual fees (derechos) of Ps. 255 million annually for 20 years, but do not require the payment of fees (aprovechamientos).

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 or 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms.

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limits Telcel to provide these services only to its wireless subscribers until December 2005, which term can be extended by Cofetel.

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

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The current interconnection charge payable to us by another operator for a call from its customer to our network is Ps. 1.71 per minute. This charge is scheduled to decrease to Ps. 1.54 in 2006 and Ps. 1.39 in 2007. These charges have been agreed with all cellular operators and three fixed-line operators, including Telmex. The remaining four fixed-line operators have challenged these charges, seeking to reduce them. See “Legal Proceedings—Telcel—Interconnection Fees” under Item 8. In addition, Telmex and the other cellular operators have agreed to apply the Ps. 1.39 per minute charge through 2010. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

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

The General Communications Law and all but one of Telcel’s 800 megahertz concessions provide that in the event of early termination of Telcel’s cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of any of Telcel’s PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel’s 800 megahertz concessions. There is doubt as to whether the provisions of the concessions and the Telecommunications Law regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination. In the case of foreign investors, NAFTA and other similar international treaties may require compensation as mitigation for provisions of the General Communications Law that could result in measures tantamount to expropriation.

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

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala, Honduras and Nicaragua), Colombia, Ecuador, Uruguay and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 47.4% of our consolidated revenues for 2004.

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

	December 31,
	2002		2003		2004
	(in constant Mexican pesos as of December 31, 2004, except lines in service, minutes of use and churn)
ARGENTINA
CTI(1)
Operating revenues (millions)		—	Ps.	2,840	Ps.	5,573
Average monthly revenues per subscriber during preceding 12 months(2)		—	Ps.	191	Ps.	169
Operating income (loss) (millions)		—	Ps.	712	Ps.	(403)
Cellular lines in service (thousands)		—		1,411		3,587
Average monthly minutes of use per subscriber during preceding 12 months		—		144		163
Churn rate (3)		—		1.5%		2.0%
BRAZIL
Telecom Americas(4)
Consolidated operating revenues from continuing operations (millions)	Ps.	7,721	Ps.	11,989	Ps.	22,988
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	129	Ps.	143	Ps.	119
Operating income (loss) from continuing operations (millions)	Ps.	(207)	Ps.	(2,245)	Ps.	(6,580)
Cellular lines in service (thousands)		5,192		9,521		13,657
Average monthly minutes of use per subscriber during preceding 12 months		95		91		98
Churn rate (3)		1.8%		2.3%		2.7%
CENTRAL AMERICA(5)
Telgua (Guatemala and Sercom Nicaragua)
Combined operating revenues (millions)	Ps.	4,860	Ps.	5,957	Ps.	7,168
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	160	Ps.	195	Ps.	181
Operating income (millions)	Ps.	1,166	Ps.	1,795	Ps.	2,355
Lines in service (thousands):
Fixed		804		930		933
Cellular		628		970		1,526
Average monthly minutes of use per subscriber during preceding 12 months		219		209		202
Churn rate (3)		1.5%		1.4%		1.6%
CTE (El Salvador)(6)
Combined operating revenues (millions)		—	Ps.	4,461	Ps.	4,720
Average monthly revenues per subscriber during preceding 12 months(2)		—	Ps.	234	Ps.	189
Operating income (millions)		—	Ps.	1,198	Ps.	1,610
Lines in service (thousands):
Fixed		—		704		781
Cellular		—		216		518
Average monthly minutes of use per subscriber during preceding 12 months		—		128		127
Churn rate(3)		—		2.4%		2.6%
COLOMBIA
Comcel(7)
Combined operating revenues (millions)	Ps.	3,932	Ps.	6,069	Ps.	9,338
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	155	Ps.	130	Ps.	142
Operating income (millions)	Ps.	267	Ps.	623	Ps.	612
Cellular lines in service (thousands)		2,822		3,674		5,814
Average monthly minutes of use per subscriber during preceding 12 months		78		82		114
Churn rate (3)		2.1%		3.1%		2.9%
ECUADOR
Conecel
Operating revenues (millions)	Ps.	1,369	Ps.	2,858	Ps.	4,287
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	122	Ps.	170	Ps.	145
Operating income (loss) (millions)	Ps.	(116)	Ps.	577	Ps.	885
Cellular lines in service (thousands)		923		1,537		2,326
Average monthly minutes of use per subscriber during preceding 12 months		61		54		50
Churn rate (3)		3.3%		3.4%		3.7%
UNITED STATES
TracFone
Operating revenues (millions)	Ps.	4,462	Ps.	6,570	Ps.	8,959
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	176	Ps.	180	Ps.	164
Operating income (loss) (millions)	Ps.	(270)	Ps.	210	Ps.	318
Cellular lines in service (thousands)		1,968		2,952		4,394
Average monthly minutes of use per subscriber during preceding 12 months		43		54		59
Churn rate (3)		5.4%		4.0%		4.2%

(1)	Although we began consolidating the results of CTI in our financial statements in November 2003, data provided for 2003 is for the full year.

(2)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(3)	Total number of customer deactivations for a period divided by average total subscribers for such period.
(4)	All assets transferred by Telecom Americas pursuant to the 2002 restructuring are treated as discontinued operations. Accordingly, continuing operations consist of Tess, ATL, Telet and Americel, and starting in 2003, include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe. Although we began consolidating the results of Telecom Americas in our financial statements in July 2002, data provided for 2002 is for the full year.
(5)	For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services.
(6)	Although we began consolidating the results of CTE in our financial statements in November 2003, data provided for 2003 is for the full year.
(7)	Although we began consolidating the results of Comcel in our financial statements in February 2002, data for 2002 is for the full year. In February 2003, Comcel began consolidating the results of Celcaribe.

As from 2004, we also have operations in Nicaragua (ENITEL), Honduras and Uruguay, which are not presented in the table above. The operations are presented under the caption “Others” in our segment information included in note 21 to our audited consolidated financial statements. We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the “CTI Móvil” brand name, through its wholly-owned subsidiaries CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) and CTI PCS, S.A. (CTI PCS). We own a 100% interest in CTI, which we acquired through a series of transactions in 2003 and 2004. We began including the results of CTI in our audited consolidated financial statements in November 2003. Since the acquisition, CTI’s subscriber base has grown significantly, from 1.3 million in October 2003 to 3.6 million at December 31, 2004.

We paid approximately U.S.$238.6 million for the acquisition of our interests in CTI Holdings. In a series of transactions in 2003, we acquired a 92% in interest in CTI and approximately U.S.$600 million in principal amount of secured indebtedness of CTI’s operating subsidiaries. At the time of the acquisition, CTI had U.S.$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial, or “APE”) in Argentina, which was approved by the court in December 2003. Pursuant to the APE, the notes were cancelled in exchange for an aggregate cash payment of approximately U.S.$37.1 million. In July 2004, we acquired the remaining 8% interest in CTI from Techint Compañía Técnia Internacional S.A.C.I., or the “Techint Group.”

At December 31, 2004, CTI had approximately a 26% share of the Argentine wireless market. Approximately 67% of CTI’s subscribers at December 31, 2004 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 85% of CTI’s total subscribers as of December 31, 2004. In addition, CTI offers long distance and value added services.

CTI’s cellular network uses GSM, AMPS and CDMA technology and covers approximately 95% of Argentina’s population. CTI is deploying a nationwide GSM network in Argentina. The GSM network, when completed, is expected to cover approximately 98% of Argentina’s population. At December 31, 2004, CTI had 1,717 employees.

CTI’s principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia; Unifon, a subsidiary of Telefónica Móviles of Spain; and Movicom. Movicom was acquired by Telefónica Móviles from Bell South in January 2005. Telefónica Móviles has announced that it plans to combine the operations of Unifon and Movicom, creating the largest wireless operator in Argentina.

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

Brazil (Telecom Americas)

General

Telecom Americas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2004, of approximately 21%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Americas provides services in Brazil under a unified brand name, “Claro,” and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2004, Telecom Americas served approximately 13.7 million subscribers compared to 9.5 million subscribers at December 31, 2003 and covered approximately 144 million licensed points of presence (POPs). At December 31, 2004, approximately 82.4% of Telecom Americas’ subscribers were prepaid customers.

Telecom Americas owns and operates cellular networks using both GSM and TDMA digital technology. It launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2004, the GSM network covered more than 1,520 cities and was used by 34% of Telecom Americas’ wireless subscribers. We continue rolling out the GSM network in 2003 with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. We expect GSM to gradually become our principal wireless technology.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and recently began to operate in the metropolitan region of São Paulo and in the states of Bahia, Sergipe and Paraná (except for the cities of Londrina and Tamarana). As discussed further below, Telecom Americas built its operations through a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003 and the acquisition of a license in the Minas Gerais region in 2004.

Telecom Americas’ wireless properties in Brazil include ATL, Tess, Telet, Americel, BSE, BCP and Stemar Telecomunicações. All of these companies are licensed to operate under the PCS (Serviço Móvel Pessoal) regime. ATL operates in the states of Rio de Janeiro and Espírito Santo; Tess operates in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet operates in the states of Rio Grande do Sul, Santa Catarina and Paraná (except for the cities of Londrina and Tamarana; Americel operates in seven states in the central-west and northern regions of Brazil; BSE operates in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; and BCP operates in the metropolitan area of São Paulo. In addition, in 2003, Telecom Americas, through its subsidiary Stemar Telecomunicações Ltda., began operating in the states of Bahia and Sergipe pursuant to PCS licenses acquired in November 2002. BCP is the second largest wireless provider in the metropolitan region of São Paulo. In July 2004, Telecom Americas’ subsidiary Stemar Telecomunicações was awarded a license to operate wireless services in the Minas Gerais region. Until the fall of 2003, these companies were required to operate under different brands, but they now operate under the unified “Claro” brand. At December 31, 2004, the Telecom Americas operating companies had approximately 6,432 employees. We own all of our network equipment in Brazil.

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

We currently own approximately 98.9% of Telecom Americas. Telecom Americas was organized in November 2000 as a joint venture among us, Bell Canada International Inc. (“BCI”) and SBC International, Inc. (“SBCI”). Telecom Americas was initially organized to hold certain of the partners’ telecom interests throughout South America, but was reorganized in February 2002 to focus on the Brazilian wireless sector. In July 2002, we acquired all of BCI’s shares of Telecom Americas. We paid approximately U.S.$370 million for the shares, of which U.S.$194 million was paid in 2002 and the remainder was paid in March 2003. Also in July 2002, we acquired SBCI’s interest in Telecom Americas pursuant to a transaction in which we also sold our 50% interest in Cellular Communications of Puerto Rico, Inc. to SBCI.

In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. We acquired half of these preferred shares in March 2005. The remaining shares have been converted into common shares, and the holder has the right to sell these shares to us beginning in 2006 for U.S.$150 million plus interest.

Sales and Distribution

Claro markets its wireless services primarily through retail chains (approximately 4,325 points of sale) and exclusive distributors (dealers) (approximately 2,765 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2004, approximately 60% of Claro’s sales of handsets were generated by retail chains, 30% by exclusive distributors (dealers) and approximately 10% from sales in company-owned stores, of which there are approximately 120. Claro also sells and distributes its products and services over the internet.

Claro has implemented permanent training and evaluation programs for dealers to help maintain the level of service quality.

Claro’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, prepaid plans, purchase prepaid cards and purchase handsets. Claro’s stores serve as customer sales and service centers and Claro expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Claro has a corporate sales group to service the needs of its large corporate and other high-usage customers.

Billing and Collection

Claro bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office, outlets of Casas Lotéricas (federal lottery houses) or some of Claro’s stores.

If a postpaid customer’s payment is overdue, service may be suspended until the payment for outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are categorized as doubtful accounts.

Depending on the value of a prepaid card, a prepaid customer who purchases a card has between 30 and 90 days from the date of activation of the card to use the airtime. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. Sixty days after the card expires, unless the customer activates a new card, the balance on the card, if any, is recognized as revenue.

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are four other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM), Oi, and TeleAmazônia Celular and Telemig Celular. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

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

In May 2003, Telecom Americas acquired 97.5% of the shares of BSE S.A. from a subsidiary of BellSouth Corporation and from holding companies of the Safra family. The purchase price was based on a net enterprise value of BSE of U.S.$180 million. Later in 2003, Telecom Americas acquired the remaining interests in BSE held by minority investors, thereby increasing its interest to 100%. We began including the results of BSE in our audited consolidated financial statements in May 2003. BSE had approximately one million subscribers at the time of the acquisition.

In November 2003, Telecom Americas acquired 100% of the shares of BCP S.A. from certain lenders to BCP, who had acquired the shares formerly held by affiliates of BellSouth and the Safra family and local minority investors. The purchase price was U.S.$643.3 million. All of BCP’s outstanding long-term indebtedness prior to the acquisition was cancelled or acquired by us in connection with the transaction. We began including the results of BCP in our audited consolidated financial statements in December 2003. BCP had approximately 1.7 million subscribers at the time of the acquisition. In connection with our bid for BCP, we granted Telemar an option to acquire a minority interest in BCP, subject to certain conditions. In October 2003, the option was cancelled, and we paid Telemar U.S.$35 million during the second quarter of 2004.

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

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase basic plan rates only for inflation and on an annual basis. However, operators are allowed to create non-basic plans and modify them, without prior ANATEL approval. Discounts from existing service plans, both basic and non-basic, are allowed without ANATEL approval.

ANATEL has called for public hearings on possible new regulations regarding the method of determining interconnection fees by cellular providers. Currently, operators determine interconnection fees by agreement, subject to ANATEL intervention only in case of disputes. The proposed new regulations would provide for a fully allocated cost-based method of determining interconnection fees charged by operators belonging to an economic group with significant market power, and would include a transition period for such operators. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of these proposed regulations. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power.

Another change in the interconnections regime is expected for 2005-2006, relating to the introduction of bill and keep for the settlement of interconnection fees between mobile operators with respect to local calls. Current regulations provide for the effectiveness of the new regime by July 1, 2005, but it is expected that ANATEL may postpone this date to January 2006 or even retain the current regime as a result of objections by industry participants during ANATEL’s public hearings regarding the matter.

Central America

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99% of the stock of Telgua. We acquired a portion of our interest in the subsidiaries in May 1999. We acquired the majority of our interest in Telgua and the balance of our interest in the subsidiaries in March 2000 and increased these interests to their present levels through a series of acquisitions of shares from minority shareholders during 2001, 2002, 2003 and 2004. We use the term “Telgua” below to refer to Telgua and the affiliates together.

At December 31, 2004, Telgua had approximately 933,000 fixed-line subscribers compared to approximately 930,000 at December 31, 2003, a market share of approximately 94%.

Telgua’s wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua’s network covers approximately 63% of its population. At December 31, 2004, Sercom had approximately 1.3 million wireless subscribers, representing a market share of approximately 48%.

Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission, cable television, two-way communication systems used mainly for group communication, and dispatch applications, or “trunking,” and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic fixed-line telephony, such as prepaid calling cards and handsets.

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua’s principal competitors in the wireless sector are Millicom (Comcel), and Telefónica Móviles.

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

Nicaragua (Sercom and ENITEL)

We own a 99% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua) and launched wireless services in Nicaragua in December 2002. Sercom’s cellular network uses GSM technology to provide service to its customer base. At December 31, 2004, Sercom Nicaragua had approximately 221,234 wireless subscribers, representing approximately 30.7% of the wireless market in Nicaragua.

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In June 2004, we signed an agreement to acquire an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million. We consummated this acquisition in August 2004.

At December 31, 2004, ENITEL had approximately 231,266 wireless subscribers, which we estimate represents approximately 32% of the wireless market in Nicaragua, and approximately 214,000 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL’s wireless network uses GSM digital technology and covers approximately 48% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2004, ENITEL had 1,828 employees.

The principal competitor of Sercom Nicaragua and ENITEL in the Nicaraguan wireless sector is Telefónica Movistar, which has a market share of approximately 37%.

Sercom Nicaragua’s and ENITEL’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency (Instituto Nicaragüense de Telecommunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicos Postales).

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) provides fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador for approximately U.S.$294.9 million. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 94.9% interest in CTE at December 31, 2004. We began including the results of CTE in our audited consolidated financial statements in November 2003.

At December 31, 2004, CTE had approximately 781,000 fixed-line subscribers and a market share of approximately 89%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal’s cellular network uses GSM digital technology and covers approximately 86% of the Salvadorean population. At December 31, 2004, Personal had approximately 518,000 wireless subscribers, which we estimate represents a market share of approximately 33%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2004, CTE and its subsidiaries had approximately 2,482 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 34%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, and Digicel, which is owned by a consortium of international investors.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and a nationwide PCS 1900 license to operate its cellular network.

Honduras (Sercom Honduras)

In the same transaction in which we agreed to purchase the additional 50.03% of ENITEL, we also agreed to acquire all of the shares of Megatel de Honduras, S.A. de C.V., now called Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras), which provides wireless and other telecommunications services in Honduras. The acquisition of Megatel de Honduras, S.A. de C.V. closed in June 2004.

At December 31, 2004, Sercom Honduras had approximately 198,000 wireless subscribers, representing approximately 28% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2004, Sercom Honduras had approximately 251 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicon International, which has a market share of approximately 72%.

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones (CONATEL)) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Colombia (Comcel)

Comunicación Celular S.A. (Comcel) provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. As of December 31, 2004, following the purchase of a 3.84% interest in August 2004 for U.S.$25.1 million, we had a 99.92% interest in Comcel.

Comcel’s network uses GSM and TDMA technology and covers approximately 79% of Colombia’s population. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2004, Comcel had approximately 5.8 million subscribers, compared to 3.7 million subscribers at December 31, 2003, and believed it had a 56.5% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 75.4% of Comcel’s total subscribers as of December 31, 2004. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 90,000 locations nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

In each of the three regions of Colombia, we compete with Telefónica Móviles (which bought the BellSouth properties in Colombia in 2004) and Colombia Móvil, a consortium of two Colombian public-sector, fixed-line operators. Colombia Móvil started nationwide commercial operations in November 2003. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

In 2004, as part of an internal reorganization, we merged all our operating subsidiaries in Colombia into Comcel.

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

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, each of Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in March 2004, the Ministry of Communications has agreed to renew Comcel’s concessions through 2014.

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

At December 31, 2004, Conecel had approximately 2.3 million subscribers, compared to approximately 1.5 million at December 31, 2003, representing a 65.4% share of the Ecuadorian wireless market. Prepaid customers represented 91.2% of Conecel’s total subscribers as of December 31, 2004.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 93% of Ecuador’s population. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

Conecel’s principal competitor is Telefónica Móviles, which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

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

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2004, TracFone had approximately 4.4 million subscribers, all of which are prepaid subscribers, and is one of the three largest operators in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 49% in 2004.

TracFone does not own any wireless telecommunications facilities or hold any licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

TracFone competes with the major U.S. wireless operators and other mobile virtual network operators. TracFone expects that many of these entities will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or “FCC,” and to U.S. telecommunications laws and regulations. TracFone is not required to procure licenses to carry out its business.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$13.6 million. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, a subsidiary of CTI. AM Wireless Uruguay uses GSM technology to provide service to its customer base. As of December 31, 2004, AM Wireless Uruguay had approximately 5,000 wireless subscribers.

Other

In March 2005, we paid U.S.$21.1 million in a government auction for a 20-year license to provide nationwide wireless services in Peru, and in May 2005, we reached an agreement with Hutchison Telecommunications International Ltd. to purchase for U.S.$25 million its wireless operations in Paraguay, which operate under the brand name “Porthable.” Porthable operates a GSM network and has a 2% share of the Paraguayan wireless market. The closing of the Porthable acquisition is subject to various conditions, including receipt of regulatory authorizations.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2004. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

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

U.S. Commercial Corp.—CompUSA

We acquired a 49% interest in CompUSA, Inc. in March 2000. In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA for a 29.7% interest in US Commercial Corp., S.A. de C.V. and Ps. 189 million. U.S. Commercial Corp. is a Mexican company with shares listed on the Mexican stock exchange. Its principal asset is 100% of the shares of CompUSA. We recorded a loss of Ps. 293 million on the transaction. In 2004, we reclassified our investment in U.S. Commercial Corp. as available for sale. The controlling shareholder of US Commercial Corp. is an affiliate of América Telecom, our controlling shareholder. See “Related Party Transactions” under Item 7.

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

Telvista

We own an indirect 45.0% interest in Telvista, which we acquired in June 2001 from Technology and Internet Holding Co., a company in which we, Telmex and Grupo Carso have a joint interest. Telvista is a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures for each year in the three-year period ended December 31, 2004.

	Year ended December 31,
	2002		2003		2004
	(millions of constant pesos as of December 31, 2004)
Transmission and switching equipment	Ps.	9,866	Ps.	12,291	Ps.	20,175
Other		1,968		2,070		2,242

Total capital expenditures	Ps.	11,834	Ps.	14,362	Ps.	22,417

Our capital expenditures during 2004 related primarily to the rollout of a new GSM network in Argentina and the expansion of GSM coverage in Mexico and Brazil. We have budgeted capital expenditures of approximately U.S.$2.4 billion for the year ending December 31, 2005, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. This amount does not include expenditures necessary to build or expand networks in Peru or Paraguay or in connection with any acquisition that we may decide to pursue. We estimate that we would need to spend approximately U.S.$200 million to build a network in Peru over the next three years. This estimate is preliminary, and we have not yet determined how this amount would be allocated among periods. We expect that our capital expenditures during 2005 will primarily relate to the expansion and upgrading of our GSM networks. We expect to spend approximately 55% of our 2005 budgeted capital expenditures in South America, 32% in North America (principally Mexico) and 13% in Central America.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2004.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPUs”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that is not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by the average total subscribers for such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPUs and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors. Accordingly, this additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We continue to count prepaid subscribers for so long as they continue to use our service, and then for a prescribed period of time thereafter, which differs according to the particular market. When a subscriber voluntarily disconnects his service, or there is a payment default, the subscriber is cancelled or “churned,” and we no longer count the subscriber. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (49.1% in 2004 and 43.9% in 2003) and operating income (24.4% in 2004 and 38.4% in 2003) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due to competitive pressures, we have not increased prices in recent periods.

At December 31, 2004, we had approximately 61.1 million wireless subscribers, as compared to 43.9 million at December 31, 2003, a 39.3% increase. Subscriber growth during 2004 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions. During 2003, we experienced a 12.1 million or 38.4% increase in wireless subscribers, but almost one third of that increase was attributable to acquisitions of operating companies.

We believe that the markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. Each of our markets has different competitive and economic conditions. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last three years, we acquired a total of nine companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Comcel (as from February 2002);

•	Telecom Americas (as from July 2002);

•	Celcaribe (as from February 2003);

•	BSE (as from May 2003);

•	CTE (as from November 2003);

•	CTI (as from November 2003);

•	BCP (as from December 2003);

•	Sercom Honduras (as from July 2004); and

•	ENITEL (as from August 2004).

Prior to the consolidation of Comcel and Telecom Americas in 2002, our 2002 audited consolidated financial statements reflected their net results under the equity method. We acquired control of Comcel in February 2002, and of Telecom Americas in July 2002.

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2004, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues
	2002	% consolidated	2003	% consolidated	2004	% consolidated
Comcel(1)	Ps. 4,525	91.6%	Ps. 6,069	100.0%	Ps. 9,338	100.0%
Telecom Americas(2)	7,397	46.8	11,989	100.0	22,988	100.0
Celcaribe	—	—	577	92.5	908	100.0
BSE	—	—	2,364	70.0	2,703	100.0
CTE	—	—	4,461	19.0	4,720	100.0
CTI	—	—	2,840	19.8	5,573	100.0
BCP	—	—	5,223	9.0	4,946	100.0
Sercom Honduras	—	—	—	—	474	65.0
ENITEL	—	—	—	—	1,686	43.8

(1)	Includes Celcaribe (as from February 2003).
(2)	Includes BSE (as from February 2003) and BCP (as from December 2003).

The comparability of our results during the periods discussed below is particularly affected by our 2003 acquisitions. As a result of the acquisitions, we obtained 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The most significant of the 2003 acquisitions were consummated during the last quarter of 2003. As a result, our 2003 financial statements only include the results of these acquired companies for a limited number of months, whereas our 2004 financial statements include them for the full year.

Geographic Segments

We have operations in eleven countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 21 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 52.6% of our total operating revenues in 2004 and 47.2% of our total wireless subscribers at December 31, 2004. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (71.0% in 2002 and 61.0% in 2003) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance. During 2004, we experienced faster subscriber growth from our non-Mexican operations than from our Mexican operations. We believe this reflects to a large extent the economic recovery in South America during recent years.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 17.1 % of our total operating revenues in 2004 and 22.3% of our total wireless subscribers at December 31, 2004. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results. The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2002		2003		2004
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Argentina	—	—	1.0%	3.2%	4.1%	5.9%
Brazil	5.6%	16.4%	13.3	21.7	17.1	22.3
Guatemala(2)	7.7	2.0	6.6	2.0	5.3	2.1
Colombia	6.4	8.9	6.7	8.4	6.9	9.5
Ecuador	2.2	2.9	3.2	3.5	3.2	3.8
El Salvador	—	—	0.9	0.5	3.5	0.8
Mexico	71.0	63.5	61.0	53.4	52.6	47.2
United States	7.1	6.3	7.3	6.7	6.6	7.2
Other(3)	—	—	—	0.7	0.7	1.1

(1)	As of December 31.

(2)	Includes Sercom Nicaragua.
(3)	Includes Honduras, Nicaragua (ENITEL) and Uruguay.

Our subsidiaries report significantly different operating margins, with Mexico, Central America and Ecuador showing margins higher than or similar to our consolidated operating margin in 2004 and the remainder showing lower margins or, in the case of Argentina and Brazil, operating losses.

The factors that drive financial performance can differ for our operations in different countries, depending on the business model, competitive situation, regulatory environment, economic factors, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. We recorded a foreign exchange gain of Ps. 2,444 million in 2004, principally as a result of the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar. We also reported a foreign exchange gain in 2003 (Ps. 1,425 million), but reported a foreign exchange loss (Ps. 1,606 million) in 2002. Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 47.4% of our 2004 operating revenues and 65% of our year-end 2004 assets, as compared to 39% and 65%, respectively, in 2003.

We record monetary gains or losses reflecting the effects of inflation on our net monetary assets or liabilities. During the past three years, our monetary liabilities have exceeded our monetary assets, and as a result, we have reported net gains from monetary position. Our levels of net monetary liabilities and inflation have been relatively stable during the last three years, and accordingly, our gains from monetary position have not fluctuated significantly from year to year. This may change, however, if inflation or our level of net monetary liabilities fluctuates significantly in the future.

Composition of Operating Revenues

Most of our operating revenues (82.2% in 2004) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe this is driven by the Christmas shopping season.

Consolidated Results of Operations

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 16 to our audited consolidated financial statements included in this annual report.

Operating Revenues

Operating revenues increased by 49.1% in 2004 and by 43.9% in 2003. The Ps. 44,345 million increase in revenues in 2004 reflects principally subscriber growth, as well as acquisitions. We experienced subscriber growth in all of our markets during 2004. The rate of subscriber growth in Mexico during 2004 (23.1%) was lower than that in the rest of our principal markets, reflecting higher overall penetration in the Mexican cellular market by Telcel and its competitors.

We made important acquisitions during the second half of 2003 (CTE, CTI and BCP). These companies were not consolidated until the latter part of 2003. If the companies acquired during 2003 had been consolidated for the full year 2003, we estimate that our revenue growth for 2004 would have been approximately 32%.

In 2004, and to a lesser extent in 2003, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. For example, in Mexico, average MOUs per subscriber increased by 22.2% in 2004, while ARPUs increased by only 4.3%.

Service revenues accounted for Ps, 33,016 million of the Ps. 44,345 million increase in operating revenues in 2004. This represents a 42.5% increase in service revenues between 2003 and 2004. We have seen an increase in revenues from data-services, such as SMS messaging, and other value-added services. Revenues from other services increased by 84% in 2004 to Ps. 11,611 million, and as a percentage of service revenues increased to 10.4% in 2004 from 8.1% in 2003.

The increase in operating revenues in 2004 includes a Ps. 11,330 million, or 89.2%, increase in equipment revenues reflecting subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues increased from 14.0% in 2003 to 17.8% in 2004.

In 2003, our operating revenues increased by Ps. 27,558 million, or 43.9% compared to 2002. This increase reflects organic growth in all of our geographic segments, the consolidation of the results of the five companies acquired during 2003, which accounted for approximately 15% of the increase, and the full-year consolidation of the results of Telecom Americas and Comcel, which also accounted for approximately 15% of the increase.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 48.5% of operating revenues in 2004, 43.6% of operating revenues in 2003 and 42.5% of operating revenues in 2002. Cost of services and equipment increased by 66.0% in 2004 and by 47.6% in 2003. This increase in 2004 reflects primarily increased subscriber acquisition costs, particularly equipment costs. Our organic subscriber growth greatly accelerated during 2004. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 39,007 million in 2004, and primarily represents the cost of handsets sold to subscribers. The 92.1% increase in equipment costs in 2004 slightly outpaced the 89.2% increase in equipment revenues for the same period. This reflects our practice of subsidizing the cost of equipment for new subscribers. Cost of equipment increased by 59.5% in 2003 as compared to 2002, and equipment revenues increased 67.7% for the same period. We have centralized our equipment purchases, which has helped us contain equipment unit costs in recent periods.

Cost of services increased by 37.5% in 2004, to Ps. 26,409 million. This increase in cost of services was slower than the growth in service revenues, which increased by 42.5% in 2004. These costs have increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services. Cost of services increased by 36.7% in 2003 as compared to 2002.

Commercial, administrative and general—Commercial, administrative and general expenses represented 20.2% of operating revenues in 2004, 19.3% of operating revenues in 2003 and 21.3% of operating revenues in 2002. On an absolute basis, commercial, administrative and general expenses increased by 55.7% in 2004 and 30.6% in 2003. Notwithstanding our cost control measures and increasing scale, these expenses outpaced revenue growth in 2004 due to increased subscriber acquisition costs, including commissions and marketing expenses.

Depreciation and amortization—Depreciation and amortization represented 13.8% of operating revenues in 2004 and 16.1% of operating revenues in 2003. Depreciation and amortization increased by 27.4% in 2004 and by 61.3% in 2003. Apart from the consolidation of our acquired companies in 2003, the increases in depreciation and amortization in 2004 and 2003 reflect the substantial investments made in our networks, particularly in connection with the launch of GSM services in Mexico, Brazil, Argentina, Colombia, Ecuador, Guatemala and elsewhere.

Under a recent change in Mexican GAAP, we will no longer amortize goodwill beginning in 2005. In 2004, the amortization of goodwill was Ps. 1,100 million.

Operating Income

Operating income increased by 24.4% in 2004 and 38.4% in 2003, reflecting principally the growth in our operating revenues. With the exception of Telecom Americas and CTI, all of our subsidiaries reported operating income in 2004. In 2003, all of our subsidiaries other than Telecom Americas reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 17.4% in 2004, 20.9% in 2003 and 21.7% in 2002. The significant increases in our cost of equipment and our commercial, administrative and general expenses (as explained above) caused our operating margin to decrease in 2004. The decrease in our operating margin in 2003 resulted primarily from the significant increase in our depreciation and amortization expenses during that year.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing income of Ps. 1,908 million in 2004 and Ps. 2,234 million in 2003 and comprehensive financing cost of Ps. 1,076 million in 2002. The decrease in comprehensive financing income between 2004 and 2003 reflects increases in net interest and other financial expenses, which were partially offset by higher foreign exchange gains and gains from monetary position. The change between 2003 and 2002 reflects a combination of factors – principally, a foreign exchange gain in 2003 as opposed to a foreign exchange loss in 2002 and a decline in other financing costs.

For 2004 and 2003, changes in the components of comprehensive financing cost were as follows:

•	In 2004 and 2003, we had interest income of Ps. 2,316 million and Ps. 2,506 million, respectively.

•	In 2004 and 2003, we had interest expense of Ps. 4,594 million and Ps. 3,971 million, respectively. The increase was primarily a result of a higher percentage of our total average debt represented by longer-term debt, fixed rate debt and non-U.S. dollar-denominated variable rate debt in 2004 as compared to 2003.

•	We had a foreign exchange gain of Ps. 2,444 million in 2004, as compared to a gain of Ps. 1,425 million in 2003. The foreign exchange gain in 2004 was primarily due to the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar, whereas the gain in 2003 was principally attributable to the appreciation of the Brazilian real relative to the U.S. dollar. During both 2004 and 2003, the Mexican peso depreciated against the U.S. dollar, albeit at a higher rate in 2003 than in 2004. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar, and not just on the basis of changes between the Mexican peso and the U.S. dollar. During 2002, we reported a foreign exchange loss of Ps. 1,606 million mainly as a result of the depreciation of the Mexican peso and the Brazilian real relative to the U.S. dollar.

•	Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. The increase in net gain from monetary position of Ps. 479 million to Ps. 2,952 million during 2004 resulted primarily from an increase in our average level of net monetary liabilities.

•	We reported a net other financing cost of Ps. 1,210 million in 2004 and of Ps. 199 million in 2003. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. Our net financing costs in 2004 are principally attributable to a combination of factors, including commissions paid in connection with our offerings of senior notes and fair value losses.

Income Tax and Employee Profit-Sharing

The statutory rate of Mexican corporate income tax was 33% in 2004, 34% in 2003 and 35% in 2002. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 31.4%, 17.2% and 26.3% for 2004, 2003 and 2002, respectively. The increase in our effective tax rate in 2004 reflects principally an increase in deferred taxes relating mainly to our operations in Mexico. These deferred taxes recognized in Mexico were recorded principally in connection with losses or expenses arising from the sale and leaseback of telephone plant in December 2004, licensing payments made in respect of our trademarks and an increase in inventories. In 2003 and 2002, our effective tax rate was below the corporate income tax rate primarily because our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 30% in 2005, 29% in 2006 and 28% in 2007.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. The amount payable increased by 107% to Ps. 540 million in 2004 and increased by 22.6% in 2003.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 93 million in 2004, Ps. 136 million in 2003 and Ps. 4,386 million in 2002. The net losses in 2004 reflect our share of the net losses reported by Televista. The net losses in 2003 reflect principally our share of net losses in CompUSA, which we reported under the equity method until the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp. in December 2003. The net losses in 2002 resulted primarily from the impairment of goodwill recognized by CompUSA and the losses incurred by Telecom Americas before we began to consolidate it in July 2002.

Other Income (Loss), Net

In 2004, we recorded other net income of Ps. 89 million, compared to other net loss of Ps. 1,099 million in 2003. The loss in 2003 reflects primarily losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., and cash. See “Related Party Transactions” under Item 7.

Net Income

We had net income of Ps. 16,513 million in 2004, Ps. 15,812 million in 2003, and Ps. 5,032 million in 2002. The increase in net income in 2004 principally reflects the increase in revenues, which offset the increase in operating expenses and income taxes. The increase in net income in 2003 reflected increased revenues and operating income, as well as improved comprehensive financing income and equity in results of affiliates.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2002 and 2003 are restated at constant pesos as of December 31, 2004 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2003 was restated in constant pesos as of December 31, 2004 by applying a factor of 1.0519.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2002	2003	% Change	2004	% Change
Guatemalan quetzal	1.3498	1.3975	3.5%	1.4525	3.9%
U.S. dollar(1)	10.3125	11.2360	9.0	11.2648	0.3
Brazilian real	2.9161	3.8890	33.4	4.2438	9.1
Colombian peso	0.0035	0.0040	14.3	0.0047	17.5
Argentine peso	—	3.8300	—	3.7814	(1.3)
El Salvador colones	—	1.2841	—	1.2874	0.3

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 21 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

Mexico

Telcel’s operating revenues increased by 28.3% in 2004 and by 23.7% in 2003, benefiting from subscriber growth and increases in average MOUs per subscriber and, to a lesser extent, ARPUs during both periods. We experienced an acceleration in subscriber growth in 2004 after declining rates of subscriber growth in previous years. In 2004, the number of Telcel subscribers increased by 23.1% to approximately 28.9 million, compared to an increase of approximately 16.8% to approximately 23.4 million in 2003. We do not expect this acceleration to continue in the future as penetration rates increase in Mexico.

We experienced increases in average MOUs per subscriber of approximately 22.2% in 2004 and approximately 20.9% in 2003, and increases in ARPUs of approximately 4.3% in 2004 and approximately 6.9% in 2003. During 2003 and 2004, we lowered the effective price of some of our services in Mexico, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. Telcel’s churn rate dropped during 2004, from approximately 3.9% in 2003 to 3.0% in 2004.

Operating income increased by 37.2% in 2004 and by 44.0% in 2003. Our operating margin was 36.1% in 2004 and 33.7% in 2003. The increase in operating margin in 2004 reflects a combination of factors, including greater efficiency resulting from increasing scale. During 2004, we won a judicial claim challenging the application of a 10% gross revenue tax on certain of our services, and as a result, reversed the charges that we had accrued in 2003 in respect of this tax. We estimate that the reversal accounted for approximately one third of the increase in operating margins during 2004. GSM traffic is an increasing component of our total traffic in Mexico, and GSM traffic is not subject to the royalties (aprovechamientos) payable in respect of services under our 800 megahertz (Band B) concessions.

Reductions in interconnection fees for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction is of 10% in 2005, increasing to 19% in 2006 and 27.1% in 2007, in each case as compared to 2004 rates. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. We do not expect, however, that this reduction will have a material adverse impact on our or Telcel’s results of operations, in part because we expect that the planned fee reduction should result in higher usage.

Brazil

Telecom Americas’ operating revenues from continuing operations increased by 91.7% in 2004 and by 55.3% in 2003. To calculate the increase in 2003, we have used the full-year results for Telecom Americas for 2002, even though we did not begin consolidating the results of Telecom Americas until July 2002 (except for our equity in the net results of Telecom Americas). In addition, the 2003 results include BSE from May 2003 and BCP from December 2003. If we had consolidated BCP and BSE for the full year 2003, our operating revenues in 2004 would have increased by 29.3%. Approximately 50% of the increase in 2003 operating revenues resulted from the consolidation of BSE and BCP.

Apart from acquisitions, the increases in operating revenues in 2004 and 2003 were attributable primarily to subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 10% of the increase. In 2004, the number of Telecom Americas subscribers increased by 4.1 million subscribers, to approximately 13.7 million subscribers. In 2003, the number of Telecom Americas subscribers increased by 4.3 million subscribers, to approximately 9.5 million subscribers. Of the increase in subscribers in 2003, approximately 1.6 million resulted from organic growth and approximately 2.7 million from the acquisition of BCP and BSE. Average monthly MOUs per subscriber increased by 7.7% in 2004 (reversing a slight decline in 2003), while ARPUs declined by 16.8% in 2004 and we experienced an increase in our churn rate, from 2.3% in 2003 to 2.7% in 2004. The decline in ARPUs during 2004 was primarily attributable to subscriber growth, a change in the accounting for interconnection fees and lower revenues per subscriber from long-distance services. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. As from July 2003, as a result of new regulations in Brazil, we started recognizing interconnection revenues on a net basis (after deducting interconnection fees paid to other carriers), whereas before such date, interconnection revenues were recognized on a gross basis. Also beginning in July 2003, customers in Brazil have been able to select their long-distance provider, which bills them directly for the service.

Telecom Americas reported an operating loss of Ps. 6,580 million in 2004, as compared to a Ps. 2,245 million operating loss in 2003. The increased operating loss in 2004 reflects higher subscriber acquisition costs. High subscriber acquisition costs resulting from rapid subscriber growth and competition continue to adversely impact our margins in Brazil.

Argentina

We began consolidating the results of CTI in November 2003, such that our audited consolidated financial statements do not reflect revenues or operating income from Argentina prior to that date. To measure the operating performance of CTI, we compare its operating revenues and operating income for continuing operations using its full-year 2003 results. On that basis, CTI’s operating revenues from continuing operations increased by 96.2% in 2004. The increase in 2004 was attributable primarily to subscriber growth. In 2004, the number of CTI subscribers increased by 2.2 million subscribers, to approximately 3.6 million subscribers. Average monthly MOUs per subscriber increased by 13.2% in 2004 compared to 2003, while ARPUs declined by 11.5% during the same period, and we experienced an increase in our churn rate, from 1.5% in 2003 to 2.0% in 2004. The decline in ARPUs in 2004 principally reflects subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage.

CTI reported an operating loss of Ps. 403 million in 2004, as compared to operating income in 2003 of Ps. 712 million. The operating loss in 2004 resulted principally from higher subscriber acquisition costs.

Central America—Guatemala (Telgua) and Sercom Nicaragua

Operating revenues for Telgua and Sercom Nicaragua increased by 20.3% in 2004 and by 22.5% in 2003. In 2004, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 57.3%, to approximately 1.5 million, and the number of fixed line subscribers increased to approximately 933 thousand from 930 thousand as of December 31, 2003. In 2003, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 54.4%, to approximately 970 thousand and the number of fixed-line subscribers increased by 15.7%, to approximately 930 thousand. For the year ended December 31, 2004, wireless services accounted for approximately 43.3% of our operating revenues for Telgua and Sercom Nicaragua, and fixed-line and other services for approximately 56.7%.

Operating income for Telgua and Sercom Nicaragua increased by 31.2% in 2004 and by 36.5% in 2003. The region’s operating margin was 32.9% in 2004 and 30.1% in 2003. The increase in operating margin is attributable principally to the fixed line business.

Central America—El Salvador

We began consolidating the results of CTE in November 2003, such that our audited consolidated financial statements do not reflect revenues or operating income from El Salvador prior to that date. To measure the operating performance of CTE, we compare its operating revenues and operating income for continuing operations using its full-year 2003 results. On that basis, CTE’s operating revenues from continuing operations increased by 5.8% in 2004. The increase in 2004 was attributable primarily to subscriber growth. In 2004, the number of CTE wireless subscribers increased by 302 thousand subscribers, to approximately 518 thousand subscribers, and the number of fixed-line subscribers increased by 77 thousand subscribers, to approximately 781 thousand subscribers. For the year ended December 31, 2004, wireless services accounted for approximately 17.4% of CTE’s operating revenues, and fixed-line and other services for approximately 82.6%.

CTE reported an operating income of Ps. 1,610 million in 2004, a 34.4% increase compared to operating income of Ps. 1,198 million in 2003. CTE’s operating margin was 34.1% in 2004. CTE’s operating margin in 2004 remained relatively stable as compared to 2003.

Colombia

Comcel’s operating revenues from continuing operations increased by 53.9% in 2004 and by 54.4% in 2003. The relative appreciation of the Colombian peso compared to the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 33% of the increase. To calculate the increase in 2003, we have used the full-year results for Comcel for 2002, even though we didn’t begin consolidating the results of Comcel until February 2002.

Apart from exchange effects, the increase in operating revenues from continuing operations in 2004 and 2003 was attributable principally to subscriber growth and increased traffic. In 2004, the number of Comcel subscribers increased by 58.2% to approximately 5.8 million, and total traffic increased by 79%. In 2003, the number of Comcel subscribers increased by 30.2%, to approximately 3.7 million, and total traffic increased by 54.6%. The consolidation of Celcaribe accounted for approximately 25% of Comcel’s subscriber growth in 2003. Comcel’s operating revenue in 2004 benefited from an increase in average MOUs per subscriber of approximately 39.0% after remaining relatively flat in 2003. ARPUs (in local currency) decreased slightly in 2004 compared to 2003, and we experienced a decrease in our churn rate, from 3.1% in 2003 to 2.9% in 2004. The decline in ARPUs in 2004 principally reflects subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage.

Comcel’s operating income decreased by 1.8% in 2004. Comcel’s operating income was Ps. 612 million in 2004, Ps. 623 million in 2003, and Ps. 267 million in 2002. Comcel’s operating margin was 6.6% in 2004 and 10.3% in 2003. The decrease in operating income during 2004 resulted from an increase in subscriber acquisition costs resulting from faster subscriber growth.

Ecuador

Conecel’s operating revenues increased by 50.0% in 2004 and by 108.9% in 2003. The increase in 2004 was attributable principally to increases in subscriber growth and traffic. Equipment revenues were the fastest growing part of revenues. In 2004, the number of Conecel subscribers increased by 51.3%, to approximately 2.3 million, and there was an increase in total traffic of 43%. In 2003, the number of Conecel subscribers increased by 66.5%, to approximately 1.5 million, and there was an increase in total traffic of 35.0%. Both ARPUs and MOUs per subscriber decreased during 2004, by approximately 14.7% (10% in local currency) and 7%, respectively. Our churn rate increased from 3.4% in 2003 to 3.7% in 2004. The decline in ARPUs reflects a combination of factors, including the recognition in 2003 of interconnection fees in respect of prior years as a result of an agreement with certain operators, a decrease in interconnection revenues per subscriber resulting from lower interconnection rates and subscriber growth, as well as exchange rate differences. The negotiation of interconnection fees with certain operators is ongoing, and some operators are seeking to reduce fees even further from current levels.

Conecel’s operating income was Ps. 885 million in 2004 and Ps. 577 million in 2003, as compared to an operating loss of Ps. 116 million in 2002. Our operating margin was 20.6% in 2004 and 20.2% in 2003.

United States

Tracfone’s operating revenues increased by 36.3% in 2004 and by 47.3% in 2003. The increase in operating revenues in 2004 was attributable principally to subscriber growth and an increase in total traffic. In 2004, the number of TracFone subscribers increased by 48.9%, to approximately 4.4 million, and total traffic increased by 62.7%. In 2003, the number of TracFone subscribers increased by 50%, to approximately 3.0 million, and total traffic increased by 60.4%. Although average MOUs per subscriber increased in 2004 as compared to 2003, ARPUs declined by approximately 8.8% in 2004 (5% in local currency) compared to 2003. The churn rate increased from 4.0% in 2003 to 4.2% in 2004. This decline in ARPUs in 2004 principally reflected the increasing portion of Tracfone’s traffic that is comprised of digital traffic, which generates lower revenues per minute than analog traffic.

Tracfone’s operating income was Ps. 318 million in 2004 and Ps. 210 million in 2003, as compared to an operating loss of Ps. 270 million in 2002. Tracfone’s operating margin increased from 3.2% in 2003 to 3.5% in 2004. The improved operating margin principally reflected the increasing portion of Tracfone’s traffic that is comprised of digital traffic, which is more profitable than analog traffic.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

•	We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2004 and 2003, we invested approximately Ps. 22.4 billion and Ps. 14.3 billion in plant, property and equipment. We have budgeted capital expenditures for 2005 to be approximately U.S.$2.4 billion (Ps. 27.0 billion). See “Capital Expenditures” under Item 4.

•	We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 1,572 million in dividends in 2004 and Ps. 835 million in 2003, and we are paying dividends quarterly in 2005. We also spent (including commissions and value-added taxes) Ps. 12,428 million repurchasing our own shares in the open market in 2004 and Ps. 1,026 million in 2003. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2005. In a shareholders’ meeting held in April 2005, our shareholders resolved to declare a dividend of Ps. 0.21 per share (a significant increase over the Ps. 0.12 dividend per share declared in 2004) and authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional shares, thereby increasing our reserve to Ps. 30,000 million.

•	During 2004 and 2003, we spent approximately Ps. 6.1 billion and Ps. 19.1 billion, respectively, in order to acquire new companies and licenses and increase our interest in some of our subsidiaries.

•	We must repay indebtedness at maturity, and we may elect to repay debt before maturity. As explained below, during 2004 we refinanced a significant portion of our indebtedness. During 2004, we used Ps. 35,405 million to repay debt, as compared to Ps. 20,995 million in 2003.

The following table summarizes certain contractual liabilities as of December 31, 2004. Our purchase obligations and approximately 65% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(millions of constant pesos as of December 31, 2004)
Contractual obligations as of December 31, 2004:
Equipment leases	Ps.	4,906	Ps.	861	Ps.	1,386	Ps.	2,659	Ps.	—
Real estate leases		15,185		1,837		6,464		2,753		4,131
Long-term debt		59,029		2,961		25,828		14,851		15,389
Short-term debt		2,431		2,431		—		—		—
Purchase obligations(1)		5,771		4,814		957		—		—

Total		Ps.87,322		Ps. 12,904		Ps. 34,635		Ps. 20,263		Ps. 19,520

(1)	See discussion below.

We have entered into agreements to purchase equipment for the expansion of our GSM networks. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$512 million (Ps. 5,771 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers’ compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2004. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions acquired in Mexico during 2005, however, we are required to pay Ps. 255 million annually for 20 years.

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

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 37,836 million in 2004 and Ps. 30,545 million in 2003. We were able to satisfy our capital requirements during 2003 and 2004 without significantly increasing our net debt (total debt minus cash and cash equivalents) by relying principally on resources generated from operations to fund our capital expenditures.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and investments and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican capital market. In 2004, as further discussed below, we accessed for the first time the international dollar debt markets, with offerings totaling U.S.$2.1 billion, and in December 2004, we established a shelf registration for up to U.S.$2.0 billion of debt securities with the U.S. Securities and Exchange Commission, which we first used in February 2005.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock, unless we issue more AA Shares, which are an unlisted class of voting shares currently held only by América Telecom and SBCI.

Outstanding Indebtedness

At December 31, 2004, we had total consolidated indebtedness of Ps. 61,460 million, as compared to Ps. 51,872 million at December 31, 2003. Cash and cash equivalents amounted to Ps. 16,518 million at December 31, 2004 and Ps. 9,769 million at December 31, 2003. Approximately 72% of our indebtedness at December 31, 2004 was denominated in currencies other than Mexican pesos (approximately 65% in U.S. dollars and 7% in other currencies, principally in Brazilian reais and Colombian pesos), and approximately 57.3% of our consolidated debt obligations bore interest at floating rates.

During 2004, taking advantage of a favorable interest rate environment, we refinanced a significant portion of our indebtedness (including a significant portion of our dollar-denominated bank financings) with the proceeds from the offerings of four different tranches of U.S. dollar denominated senior notes in the international capital markets. The total principal amount of these offerings was U.S.$2.1 billion, and approximately 86% of these notes bear interest at fixed rates. As a result, we were able to extend the average life of our indebtedness at attractive rates. Our ability to access the international debt capital markets on these terms has been largely a function of the credit ratings given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated BBB by Standard and Poor’s Rating Group and A3 by Moody’s Investors Service, which ratings are generally considered to connote “investment grade” debt with moderate to low credit risk. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. There are only a few Mexican companies with an investment grade rating, and the ability of those companies, including us, to maintain an investment grade rating is in large part contingent on Mexico maintaining its investment grade rating which it attained in 2000. We believe that the new maturity profile of our indebtedness is compatible with our cash flow generation, and that as a result, we have significantly mitigated our exposure to refinancing risks. Our assessment may change in the future as a result of, among other things, changed economic, market or monetary conditions or new transactions. The weighted average cost of all our third-party debt at December 31, 2004 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 7.05%, as compared to 5.19% at December 31, 2003. This increase reflects that a higher percentage of our debt at December 31, 2004 as compared to December 31, 2003 was represented by longer-term debt, fixed rate debt and non-U.S. dollar denominated variable rate debt, as well as increases in short-term interest rates during 2004.

Our major categories of indebtedness at December 31, 2004 are as follows:

•	U.S. dollar-denominated senior notes. At December 31, 2004, we had approximately U.S.$2.1 billion (Ps. 23,577 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets during 2004:

•	U.S.$498 million (Ps. 5,610 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;

•	U.S.$795 million (Ps. 8,956 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$500 million (Ps. 5,632 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%; and

•	U.S.$300 million (Ps. 3,379 million) senior notes due 2007, bearing interest at a floating rate of LIBOR plus 0.625%.

The senior notes are all guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

•	Mexican peso-denominated notes. At December 31, 2004, we had Ps. 13.0 billion in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel, between 2002 and 2004, and have varying maturities, ranging from 2005 through 2010. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

•	Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are generally medium- to long-term, with periodic amortization and interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, usually with guarantees from one or more of América Móvil or Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2004 was U.S.$653 million (Ps. 7,358 million). We have repaid substantially all of this debt during 2005.

•	Bank loans. At December 31, 2004, we had approximately U.S.$795 million (Ps. 8,958 million) outstanding under a number of dollar-denominated bank facilities bearing interest at LIBOR plus a spread. We have repaid substantially all of this debt during 2005.

•	Sale and leasebacks. During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2004, lease payment obligations under these contracts amounted to Ps. 4,484 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in December 2004, Conecel entered into a sale and leaseback transaction with respect to a portion of its telephone plant. At December 31, 2004, lease payment obligations under the contract amounted to U.S.$35.6 million (Ps. 401.0 million). Payments are due on a monthly basis through 2008 and bear interest at a fixed rate.

•	Colombian peso-denominated notes. In 2003 and 2004, Comcel issued Colombian peso-denominated notes in the Colombian capital markets in three different series. At December 31, 2004, the aggregate principal amount outstanding was Ps. 2,121 million. These notes bear interest at a variable rate based on the IPC (the Colombian consumer price index rate) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil.

•	BNDES. ATL, Tess and Americel have outstanding syndicated loans provided with resources of the Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”, the Brazilian federal development bank. These loans are principally denominated in reais, with a portion indexed to U.S. dollars. At December 31, 2004, the aggregate principal amount of these loans was approximately R$250 million plus the equivalent in reais of approximately U.S.$10 million in foreign currencies. We have repaid all of this debt during 2005.

At December 31, 2004, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 54,646 million (U.S.$4,851 million), excluding subordinated debt owed to us or our other subsidiaries. At such date, Sercotel, our wholly-owned subsidiary that holds directly or indirectly the shares of all our operating subsidiaries, had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 10,217 million (U.S.$907 million). In addition, at December 31, 2004, our operating subsidiaries other than Telcel had indebtedness of Ps. 6,815 million (U.S.$605 million).

On February 25, 2005, we issued U.S.$1,000 million in principal amount of 6 3/8% senior notes due 2035. These notes are guaranteed by Telcel and have terms as to covenants similar to those of our other U.S. dollar-denominated senior notes. We used the net proceeds from this offering to repay indebtedness.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2004, after taking into account derivative transactions, approximately 52.1% of our total debt was effectively denominated in U.S. dollars and approximately 35.2% was effectively subject to floating rates.

As of December 31, 2004, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$650 million of our total U.S. dollar-denominated debt. Under these swaps, we have effectively replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

As of December 31, 2004, we had entered into Mexican peso-U.S. dollar cross currency swaps in respect of Ps.$1,000 million of our total Mexican peso-denominated debt. Under these swaps we have effectively replaced our obligation to make payment in Mexican pesos with an obligation to make payment in U.S. dollars.

A substantial portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2004, the aggregate notional amount of domestic interest rate swaps was Ps. 5,000 million.

We have also covered part of our exposure to U.S. dollar debt that bears interest at floating rates. The aggregate notional amount of U.S. dollar interest rate swaps as of December 31, 2004 was approximately U.S.$489 million. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest.

We have also entered into interest rate swaps with respect to some of our Mexican peso indebtedness that modify the periodicity of interest payments under this indebtedness. As of December 31, 2004, the aggregate notional amount of interest rate swaps with respect to such indebtedness was Ps. 1,000 million.

All of our derivative instruments described served as hedges to specific liabilities, and were valued using the same criteria applied to the hedged liability. The net effect of such instruments was recorded as part of interest expense or foreign exchange, depending on the hedged liability.

In addition, as of December 31, 2004, we had U.S. dollar-Mexican peso cross currency and interest rate swaps with an aggregate notional amount of U.S.$350.9 million that were not at the time hedging any underlying liability. We had originally entered into these instruments to hedge underlying risks arising from debt, but during 2004 we repaid the underlying debt as part of the refinancings described above under “Outstanding Indebtedness” and decided to maintain the derivative instruments. We record any fair value gains or losses from these instruments on our income statement, under the caption “other financing cost, net.”

The aggregate effect of all of our derivative instruments during 2004 was a gain of Ps.125.1 million reflected as part of our comprehensive financing income, as compared to a gain of Ps.79.8 million in 2003.

Off-Balance Sheet Arrangements

We have an obligation to purchase additional shares of our subsidiary Telecom Americas from its minority shareholder. The minority shareholder has the right to sell its shares to us beginning in 2006 for U.S.$150 million plus interest.

Except for the obligation described above, as of December 31, 2004, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 16,663 million in 2004, Ps. 15,672 million in 2003, and Ps. 6,351 million in 2002. Compared to Mexican GAAP, net income under U.S. GAAP was 0.90% higher in 2004 and 0.88% lower in 2003.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders’ equity. The most significant differences in their effect on 2004 net income related to the reversal of the amortization of goodwill reported under Mexican GAAP and the recording of deferred employee profit sharing. In 2002, for U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. As a result, for U.S. GAAP purposes we no longer amortize goodwill and other intangible assets with indefinite useful lives. Under Mexican GAAP, we only record deferred employee profit sharing in respect of certain temporary differences in assets and liabilities between fiscal and financial reporting, whereas under U.S. GAAP we record deferred employee profit sharing on all such differences. In 2004, we recorded a significant loss for fiscal purposes, but not for financial reporting purposes, in respect of certain sale and leaseback transactions. Other differences that had a significant effect on 2004 net income relate to capitalized interest on assets under construction, net gains (losses) on sales to affiliates, the presentation of minority interests, the adoption of EITF 00-21 (relating to revenue arrangements with multiple deliverables), the effect of inflation accounting on U.S. GAAP adjustments and how the carrying value of plant, property and equipment is restated to reflect effects of inflation. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect principally these same matters, as well as the recording of deferred income taxes. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 22 to our audited consolidated financial statements.

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

Purchase accounting – purchase price allocation

During 2004, 2003 and 2002, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of independent experts to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2004 to Ps. 12,257 million, or 11.0% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

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

Impairment

We carry substantial balances on our balance sheet for long-lived assets, including plant, property and equipment, licenses and trademarks and goodwill. These balances are based on historical costs net of accumulated depreciation and amortization and are restated for inflation. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. Recoverability for assets identifiable to individual locations, such as plant, property and equipment and licenses and trademarks, is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets’ net carrying value. The amount of impairment loss, if any, is measured as the difference between net book value of the assets and their estimated market value. Because the analysis we perform requires that we estimate the future cash flows attributable to these assets, we are required to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2004 and 2003 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods. We reverse in the current year deferred tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax-loss year. If we estimate that timing differences of a current year will be reversed in a later tax-loss year, we do not record deferred tax assets and liabilities for those timing differences. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2004, we had a valuation allowance covering approximately 90.0% of our deferred tax assets of Ps. 22.1 million.

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

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders’ meeting held on April 27, 2005, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

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

Carlos Slim Helú Honorary Lifetime Chairman	Born: First elected: Term expires: Principal occupation:	1940 2000 2006 Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit Chairman and Member of the Executive Committee	Born: First elected: Term expires: Other directorships:	1969 2004 2006 Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A. de C.V.

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1966 2000 2006 Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Director	Born: First elected: Term expires: Principal occupation: Other directorships:

1950

2000

2006

Chief Executive Officer of Telmex

Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International

	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born: First elected: Term expires: Principal occupation:	1960 2000 2006 Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other directorships:	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.

María Asunción Aramburuzabala Larregui Director	Born: First elected: Term expires: Principal occupation:	1963 2000 2006 Chief Executive Officer of Tresalia Capital
	Other directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital

Rafael Robles Miaja Director and Corporate Secretary	Born: First elected: Term expires:	1965 2000 2006
	Principal occupation:	Partner, Franck, Galicia y Robles, S.C.
	Other directorships:	Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V. and Parras Cone de México, S.A. de C.V.

Rayford Wilkins Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1951 2005 2006 Group President SBC Communications, Inc. International operations.
	Other directorships:	Various positions in the wireless industry at SBC Group.

John Stephens Director	Born: First elected: Term expires: Principal occupation:	1959 2005 2006 Vice President and comptroller of SBC Communications, Inc.

Claudio X. González Laporte Director and Member of the Compensation Committee	Born: First elected: Term expires: Principal occupation:	1934 2000 2006 Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation

David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born: First elected: Term expires: Other directorships:	1930 2000 2006 Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit

Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born: First elected: Term expires: Other directorships: Business experience:	1960 2004 2006 Director of Grupo Financiero Value, S.A. de C.V. Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by Mexican controlling shareholders and one member by SBC International, Inc. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Mr. Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

•	select our auditors, review the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	pre-approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors an audit report that includes a discussion of critical accounting policies used by the Company, any alternative treatments within generally accepted accounting principles for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	opine on transactions with related parties as defined in the Securities Market Law and propose consulting independent specialists to opine on such transactions;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws and Mexican law, the Audit Committee is required to submit an annual report to the Board of Directors and to our shareholders, and the Board must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business. Each member of the Audit Committee is independent, as independence is defined in the Mexican Securities Market Law and under Rule 10A-3 of the U.S. Securities and Exchange Act of 1934.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Claudio X. González Laporte. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

•	recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan;

•	report to the Board of Directors on its activities; and

•	perform any other functions the Board of Directors may delegate to the Compensation Committee.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:	2001 General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)

Carlos Cárdenas Blásquez Latin American Operations	Appointed: Business experience:

2000

Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.

José Elias Briones Capetillo Administration and Finance	Appointed: Business experience:	2001 Comptroller of Telcel

Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Mijares, Angoitia, Cortés y Fuentes, S.C.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors and senior management in 2004 was approximately Ps. 2.6 million and Ps. 106 million, respectively. Provisions to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.2 million.

During 2001, we established a stock option plan for our most senior executives. Our Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from our treasury. The subscription price for the 2001 plan was Ps. 1.00 per share. Participants under the plan were entitled to exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. During 2002 and 2003, we established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan has a one-year lag and the third plan has a two-year lag and a subscription price of Ps. 7.00 per share. In 2002, 2,939,000 additional L Shares, and in 2003 2,565,000 additional L Shares, were reserved from our treasury for such plans. No options were awarded during 2004, and in December 2004, as a result of certain changes in Mexican regulations, we allowed all participants to exercise all outstanding options, whether or not vested under the original terms of the plans. As of December 31, 2004, a total of 8,621,500 L Shares have been acquired by our employees under our stock option plans.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the chairman of our Board of Directors, and certain members of his immediate family, including his son and member of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See “Major Shareholders.” In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú holds 40,000 of our A Shares and 100,000 of our L Shares directly, and Patrick Slim Domit holds 8,134 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

	December 31,
	2002	2003	2004
Number of employees	17,553	24,860	23,303
Category of activity:
Wireless	14,949	20,165	16,624
Fixed	2,604	4,695	6,679

Geographic location:
Mexico	7,943	8,624	9,354
United States	466	356	428
Other Latin America	9,144	15,880	13,521

As of December 31, 2004, the Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana (Progressive Union of Communication and Transport Workers of the Mexican Republic) represented approximately 83% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2005, Telcel and the union agreed to a 4.5% nominal increase in basic wages, retroactive to March 2005.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, ENITEL, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of May 31, 2005:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	8,291	67.96%	—
AA Shares (no par value)	3,647	29.89	93.33%
A Shares (no par value)	260	2.13	6.66

Total	12,199	100.00%	100.00%

(*)	Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.33% of the full voting shares (AA Shares and A Shares) and 29.89% of the total capital stock of América Móvil as of May 31, 2005. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company SBC Communications, Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of May 31, 2005.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom	2,529	69.34%	64.72%
SBC International	956	26.22	24.47
Other Mexican holders of AA shares	162	4.44	4.14

Total	3,647	100.00%	93.33%

(*)	Except on limited matters for which L Shares have voting rights.

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

The following table identifies each owner of more than 5% of any class of our shares as of May 31, 2005. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares		A Shares		L Shares		Percent of Voting Shares(*)
Shareholder(1)	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
América Telecom(2)	2,529	69.3%	48	18.4%	2,362	28.49%	64.72%
SBC International	956	26.2	—	—	—	—	24.4

(*)	Except on limited matters for which L Shares have voting rights.
(1)	Based on beneficial ownership reports on Schedule 13G filed with the SEC, we believe that as of December 31, 2004, Brandes Investment Partners, LP and J.P. Morgan Chase & Co. were the beneficial owners of ADSs representing approximately 1,070.2 million and 628.5 million of our L Shares, respectively. These holdings would have represented approximately 12.9% and 7.6% of our outstanding L Shares as of May 31, 2005. We do not know whether these institutions have changed their investments in our L shares since December 31, 2004.
(2)	According to beneficial ownership reports filed with the SEC, América Telecom has the obligation to purchase approximately 1,218.8 million additional L Shares under forward share purchase transactions maturing between October 2005 and September 2009. As of August 30, 2004, according to beneficial ownership reports filed with the SEC, América Telecom was deemed a beneficial owner of 36.1% (including L Shares under the forward share purchase agreements described above) of our L Shares.

As of May 31, 2005, 77.29% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.99% of the L Share ADSs were held by 13,234 holders (including The Depositary Trust Company) with registered addresses in the United States. As of such date, 24.79% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.83% of the A Share ADSs were held by 5,234 holders with registered addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In March 2001, we were authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 5,000 million; in July 2001, we were authorized to repurchase an additional Ps. 5,000 million; in April 2003, we were authorized to repurchase an additional Ps. 5,000 million; in April 2004, we were authorized to repurchase an additional Ps. 10,000 million; and in April 2005, we were authorized to repurchase an additional Ps. 5,000 million; for a total aggregate value of Ps. 30,000 million. As of May 31, 2005, we had repurchased 1,780 million L Shares and 9 million A Shares, with an aggregate value of approximately Ps. 23,772 million.

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

These operational relationships between Telcel and Telmex are material to our financial performance. In 2004, 15.9% of Telcel’s total operating revenues (Ps. $70,822 million) was attributable to interconnection with Telmex, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 704 million in accounts receivable from Telmex and subsidiaries at December 31, 2004. Also in 2004, Ps. 4,269 million of our cost of sales was attributable to payments to Telmex, primarily representing interconnection payments for long-distance calls carried by Telmex and use of facilities under leases and collocation agreements with Telmex.

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

Transactions with Other Affiliates

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.69% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 189 million. We recorded a loss of Ps. 296.9 million on the transaction.

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

We have agreements to receive consulting services from each of América Telecom and SBC. In 2003, we paid U.S.$10.0 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. In 2004, we paid U.S.$15 million to América Telecom and U.S.$10 million to SBC in compensation for their respective services. Our board of directors has approved the payment of U.S.$30 million in fees to América Telecom during 2005 for consulting services.

In June 2005, we sold our 40.3% interest in Technology and Internet, LLC and 25.0% interest in Technology Fund I, LLC to Grupo Condumex, S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder), for an aggregate amount of U.S.$3.0 million. We recorded a loss of Ps. 139 million on the transaction.

Item 8. Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-64.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2004	Ps.	0.105	U.S.$	0.009
2003		0.056		0.005
2002		0.043		0.004

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2002 of Ps.0.044 per share, payable in four equal installments of Ps.0.011 per share in June, September and December 2002 and March 2003. We declared a dividend in April 2003 of Ps.0.06 per share, payable in four installments of Ps.0.015 per share in June, September and December 2003 and March 2004. We declared a dividend in April 2004 of Ps. 0.12 per share, payable in four installments of Ps. 0.030 per share in June, September and December 2003 and March 2004. In an ordinary shareholders meeting held in April 27, 2005, our shareholders resolved to pay a dividend of Ps. 0.21 per share, payable in four installments of Ps. 0.0525 per share, for each AA, A and L Share outstanding on the payment dates of June 24, 2005, September 23, 2005, December 23, 2005 and March 23, 2006.

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

Telcel

Cofeco

Administrative proceedings were commenced in January and June 2001 by Cofeco against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, which is pending. In December 2004, Telcel was notified of the initiation of further administrative proceedings in connection with the alleged anti-competitive behavior by certain distributors. The same month, Telcel filed a lawsuit (demanda de amparo) challenging Cofeco’s rights to initiate these proceedings. If we are unsuccessful in challenging any of the aforementioned proceedings, they may result in fines or specific regulations applicable to Telcel. We have not made provisions in our financial statements for these potential liabilities because at the time our most recent financial statements were published, we could not reasonably determine the amount of such contingencies.

Interconnection Fees

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction in interconnection fees charged under the “calling party pays” system from the 2004 rate of U.S.$1.90 per minute to U.S.$1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by Cofetel. Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter.

These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they were not resolved in our favor. Interconnection fees may decrease further as a result of these actions, which may affect our revenues since we have traditionally received more revenues from such fees than we have had to pay to other operators for interconnection services.

CNBV

During 2003, we received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the SEC regarding Telcel’s entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. We cooperated with the authorities.

Short Message Services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability.

Telgua

Reversal of the Privatization (Lesividad)

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

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, Telgua agreed, among other things, to invest approximately U.S.$246 million in certain plant and equipment by 2004, which investments have been completed. This settlement was challenged in 2002 by certain former government officials, but the challenge was withdrawn in June 2004. Following this withdrawal, an order of the administrative court approving the settlement and terminating all related litigation became final and non appealable.

ITI-Gedo

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the “District Court”) in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over U.S.$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004. In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit challenging, among other things, the District Court’s March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. We cannot assure you that the Appeals Court will affirm the District Court’s dismissal of Telgua. We have not made provisions in our financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Superintendencia de Industria y Comercio (SIC) issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, which amount is substantially than the amount estimated by the long distance service providers. We have made provisions in our financial statements with respect to this potential liability on the basis of our counsel’s opinion. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with our counsel’s opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately U.S.$30 million from Comcel. We have made provisions in our financial statements with respect to this potential liability.

Telecom Americas

Anatel Inflation-Related Adjustments

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 486 million (including potential penalties and interest) (U.S.$183 million) at December 31, 2004. We have made provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas will defend itself vigorously against these claims. There can be no assurance, however, that we will ultimately prevail. We have not made provisions in our financial statements for these potential liabilities.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of our other operating subsidiaries in Brazil. Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel may still file a motion requesting the reversal of this decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. We intend to vigorously defend ourselves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case is now required to request the commencement of proceedings for execution of the judgment, seeking to prevent Americel from providing caller id services and to determine monetary damages for alleged past infringements. At this time, Americel does not know how the plaintiff intends to request that damages be determined. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. We have not made any provisions in the financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

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

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages,

Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

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

	Mexican Stock Exchange				New York Stock Exchange
	High		Low		High	Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2002	Ps.	9.23	Ps.	5.72	U.S.$ 20.39	U.S.$ 11.54
2003		15.46		6.99	27.34	12.50
2004		29.46		15.72	52.46	28.32

Quarterly highs and lows
2003:
First quarter	Ps.	8.12	Ps.	6.99	U.S.$ 15.62	U.S.$ 12.50
Second quarter		9.84		7.29	18.80	13.61
Third quarter		12.99		9.99	23.68	19.16
Fourth quarter		15.46		12.40	27.34	22.20

2004:
First quarter	Ps.	21.85	Ps.	15.72	U.S.$ 39.08	U.S.$ 28.32
Second quarter		22.28		18.29	39.73	31.35
Third quarter		22.25		18.64	39.03	32.68
Fourth quarter		29.46		21.95	52.46	38.51

Monthly highs and lows
2004:
January	Ps.	18.23	Ps.	15.72	U.S.$ 33.48	U.S.$ 28.32
February		20.09		17.85	26.89	31.95
March		21.85		19.43	39.08	34.99
April		22.28		19.30	39.73	33.80
May		20.66		18.29	36.37	31.35
June		21.34		19.60	37.73	34.26
July		21.03		20.15	36.78	35.00
August		20.56		18.64	36.06	32.68
September		22.25		19.63	39.03	34.00
October		25.47		21.95	44.00	38.51
November		26.11		24.62	46.71	43.10
December		29.46		25.91	52.46	46.47

2005:
January	Ps.	30.05	Ps.	26.82	U.S.$ 53.45	U.S.$ 47.89
February		32.67		30.32	58.90	54.41
March		32.59		28.54	58.50	50.55
April		29.42		26.71	52.98	48.44
May		31.31		27.51	57.70	49.95

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2002	Ps.	9.20	Ps.	5.60	U.S.$	20.20	U.S.$	11.60
2003		15.35		6.94		27.05		12.57
2004		29.30		15.45		52.04		28.00

Quarterly highs and lows
2003:
First quarter	Ps.	8.02	Ps.	6.94	U.S.$	15.50	U.S.$	12.57
Second quarter		9.84		7.29		19.10		13.50
Third quarter		12.92		9.99		23.44		18.83
Fourth quarter		15.35		12.72		27.05		22.00

2004:
First quarter	Ps.	21.75	Ps.	15.45	U.S.$	40.00	U.S.$	28.00
Second quarter		22.20		19.00		39.75		31.02
Third quarter		22.23		18.60		38.58		31.51
Fourth quarter		29.30		22.00		52.04		38.01

Monthly highs and lows
2004:
January	Ps.	18.60	Ps.	15.45	U.S.$	34.50	U.S.$	28.00
February		20.03		17.80		37.00		31.26
March		21.75		19.20		40.00		34.92
April		22.20		19.80		39.75		33.91
May		20.60		19.00		35.95		31.02
June		21.10		19.85		37.50		33.42
July		21.00		20.00		38.00		35.00
August		20.25		18.60		35.36		31.51
September		22.23		19.55		38.58		34.11
October		25.25		22.00		43.97		38.01
November		26.20		24.50		47.00		43.07
December		29.30		25.80		52.04		45.25

2005:
January	Ps.	30.00	Ps.	27.50	U.S.$	53.37	U.S.$	47.51
February		32.60		30.30		59.89		54.25
March		32.50		28.50		58.84		50.00
April		29.40		27.00		52.50		48.05
May		31.23		27.40		57.50		49.90

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

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —Voting Rights. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See —Limitations on Share Ownership.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. The AA Shares represented 93.33% of the full voting shares (AA Shares and A Shares) and 29.89% of the total capital stock of América Móvil as of May 31, 2005.

In an ordinary shareholders meeting held on April 27, 2005, our shareholders approved a three-for-one stock split applicable to all classes of our capital stock. We expect the split to become effective during the third quarter of 2005.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that beginning in July 2005 we will be subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the New York Stock Exchange and NASDAQ, see “Corporate Governance” under this Item 10.

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

CERTAIN CONTRACTS

Telcel has entered into concession agreements with the Mexican Communications Ministry with respect to its licenses in each of the nine regions in Mexico. See “Mexican Operations—Regulation” under Item 4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See “Mexican Operations,” “Non-Mexican Operations—Telecom Americas” and “Other Investments” under Item 4.

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

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards. This table includes only a brief summary description of our corporate governance practices. Some of our practices are summarized in further detail above under Item 6.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Distribution of Annual and Interim Reports. Annual reports must be distributed to shareholders no later than 120 days after the close of each fiscal year. §203.01	Distribution of Annual and Interim Reports. Annual reports must be filed with NASDAQ and distributed to shareholders prior to a listed company’s annual meeting. Rule 4350(b)

Distribution of Annual and Interim Reports. We make available an annual report containing audited consolidated financial statements during our annual meeting of shareholders. We distribute a copy of the report containing a reconciliation of net income and shareholders equity to U.S. GAAP to our ADS holders of record. We must make this distribution no later than 225 days after fiscal year end, but we typically make it prior to or shortly after our annual shareholders meeting. We also file an annual report on Form 20-F with the SEC. This filing is required to be made within six months after fiscal year end.

We publish our quarterly interim results within 45 days after quarter end. Our interim results are not reconciled to U.S. GAAP. A copy of our interim results is submitted to the SEC on Form 6-K. We make our annual and interim reports available to shareholders at our corporate headquarters and on our website.

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent as defined under the Mexican Securities Market Law. Our board of directors is not required to make a determination as to the

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5).	independence of our directors. We do not and are not required to identify our independent directors.

The definition of independence under Mexican law differs from that under NYSE and NASDAQ standards. Under Article 14 Bis of the Mexican Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company (one-year cooling off period);

(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a consultant, or partner or employee of a consultant, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important where its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from the company represent more than 15% of the debtor’s or creditor’s total sales or purchases;

(v) an employee of a non-profit entity that receives contributions from the company that represent more than 15% of the total contributions received;

(vi) a CEO or other high ranking officer of another company in which the issuer’s

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
CEO or other high ranking officer is a member of the board of directors; or (vii) a “family member” related to any of the persons mentioned above in (i) through (vi).

“Family member” includes a person’s spouse, concubine or other relative of up to three degrees of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to one degree of consanguinity or affinity in the case of (iii) through (vi) above.

Our bylaws provide for an executive committee of our board of directors. The executive committee is currently composed of three members, and the applicable Mexican rules do not require any of the members to be independent. The executive committee may generally exercise the powers of our board of directors, subject to certain exceptions, and our board of directors is required to consult with the executive committee with respect to certain matters. Our Chief Executive Officer is a member of our board of directors and the executive committee.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4) & (c)(5).

Nominating Committee. We do not have a nominating committee or corporate governance committee. We are not required to have a nominating/corporate governance committee.

As a controlled company, we would be exempt from these NYSE and NASDAQ standards if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 4350(c)(3) & (c)(5).

Compensation Committee. We are not required to have a compensation committee. As recommended by the Mexican Code of Best Corporate Practices, we have a compensation committee comprised solely of independent directors under the Mexican Securities Market Law.

The compensation committee makes recommendations to the Board of Directors regarding executive compensation.

As a controlled company, we would be exempt from these NYSE and NASDAQ standards if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members, each of which is independent under each of Rule 10A-3 and the Mexican Securities Market Law. One of our audit committee members qualifies as an “audit committee financial expert” under Item 16A of Form 20-F, and we believe that all our current audit committee members are able to read and understand fundamental financial statements prepared in accordance with Mexican GAAP. Our audit committee members are not required to satisfy the additional independence and suitability standards required by the NYSE and NASDAQ. Our audit committee operates pursuant to a written charter adopted by our board of directors, and the charter provides

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
that the committee must review and reassess the adequacy of the formal written charter on an annual basis. The responsibilities of our audit committee include all those required by Rule 10A-3, as well as all those required by the Mexican Securities Market Law or recommended by the Mexican Code of Best Corporate Practices. For a more detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees-Audit Committee.

We also have an internal audit department.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).	Equity Compensation Plans. Shareholder approval is not expressly required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 4350(i)(1)(B)-(D).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval prior to any issuance of equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our web site: www.americamovil.com.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).	Conflicts of Interest. In accordance with Mexican law and our bylaws, our board of directors is required to seek the opinion of our audit committee regarding any transaction with a related party that is outside of the ordinary course of business.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).	Solicitation of Proxies. We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

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

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in —U.S. Federal Income Tax Considerations) from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to the 2003 or 2004 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxed at reduced rates of tax. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2004, we had approximately Ps. 13,782.5 million (as compared to Ps. 6,668.5 million as of December 31, 2003) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 44,251.2 million (as compared to Ps. 39,286.6 million as of December 31, 2003) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 90.2% of our non-peso indebtedness as of December 31, 2004 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2004, we had Ps.21,634 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. Our hedging practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See “Risk Management” under Item 5. We have also used derivative instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2004, after taking into account derivative transactions, approximately 52.1% of our total debt was effectively denominated in U.S. dollars and approximately 35.2% was effectively subject to floating rates.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss that would have resulted as a December 31, 2004 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 1.9 billion. Such depreciation would have also resulted in additional interest expense of approximately Ps. 146.7 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2004 would have resulted in additional interest expense of approximately Ps. 194.8 million per year, assuming no change in the principal amount of such indebtedness. The potential loss in the fair value of our fixed-rate financial assets at December 31, 2004, that would have resulted from the hypothetical, immediate increase of 100 basis points in the interest rates applicable to such financial instruments would have been approximately Ps. 13.4 million. This potential loss would have been offset by the potential reduction in the fair value of our fixed-rate financial liabilities at December 31, 2004 of approximately Ps. 1,416.3 million, which would have resulted from that same increase in interest rates.

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

Items 12-14. Not Applicable

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global (“Mancera”), during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003		2004
	(thousands of constant pesos as of December 31, 2003)
Audit fees	Ps.	18,198	Ps.	20,908
Audit-related fees		1,122		2,649
Tax fees		13,929		11,071
Other fees		65		57

Total fees	Ps.	33,315	Ps.	34,684

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel and attestation services that are not required by statute or regulation in 2004.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2004:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share		Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2004	55,385,200	Ps.	17.15	55,385,200	Ps.	4,412,317
February 2004	84,243,200		18.74	32,000,000		3,827,571
March 2004	103,213,300		20.22	64,880,200		2,509,757
April 2004	36,600,000		21.57	36,600,000		11,720,092
May 2004	91,423,900		19.44	82,193,000		10,103,593
June 2004	71,460,150		20.70	71,460,150		8,581,457
July 2004	28,333,200		20.71	28,333,200		7,994,586
August 2004	34,150,000		19.41	34,150,000		7,331,663
September 2004	104,893,550		21.42	66,179,750		5,914,047
October 2004	85,603,300		22.70	63,683,400		4,468,785
November 2004	32,757,812		25.35	32,349,800		3,653,821
December 2004	14,026,750		35.10	14,026,750		3,161,452
Total/Average	742,090,362		20.69	581,241,450		73,679,141

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 160,848,912 L Shares were purchased by our affiliated purchasers in 2004. These shares were purchased through open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2005, our shareholders authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 30,000 million.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2004:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share		Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2004	569,400	Ps.	17.60	569,400	Ps.	4,412,317
February 2004	0		—	0		3,827,571
March 2004	0		—	0		2,509,757
April 2004	0		—	0		11,720,092
May 2004	0		—	0		10,103,593
June 2004	2,132,100		20.06	2,132,100		8,581,457
July 2004	0		—	0		7,994,586
August 2004	0		—	0		7,331,663
September 2004	0		—	0		5,914,047
October 2004	116,600		22.73	116,600		4,468,785
November 2004	0		—	0		3,653,821
December 2004	0		—	0		3,161,452
Total/Average	2,818,100		19.67	2,818,100		73,679,141

(1)	No A Shares were purchased by our affiliated purchasers in 2004, and no A Shares were purchased by us in 2004 other than through our share repurchase program.

(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2005, our shareholders authorized a Ps. 5,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 30,000 million.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17. Not Applicable

Item 18. Financial Statements

See pages F-1 through F-64, incorporated herein by reference.

Item 19. Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A. de C.V., dated as of June 16, 2005 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-72960, filed on December 8, 2000).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-12962, filed on December 8, 2000).

3.1	Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1	Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our registration statement on Form 20-F, File No. 001-16269, filed on February 5, 2001).

4.2	First Amendment dated March 15, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.3	Second Amendment dated April 30, 2001 to Post-spin-off Master Agreement dated January 18, 2001 between Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2002).

4.4	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.5	First Amendment dated January 13, 2003 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.6	Second Amendment dated October 29, 2003 to Management Services Agreement dated February 27, 2002 among SBC International Management Services, Inc., Radiomóvil Dipsa, S.A. de C.V., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.7	Third Amendment dated January 1, 2004 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004)

4.8	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.9	Operating and Administrative Services Agreement dated January 3, 2005 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation)

8.1	List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Mancera S.C.

14.2	Consent of PricewaterhouseCoopers

14.3	Consent of BDO Seidman, LLP

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

Dated: June 30, 2005

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of América Central Tel, S.A. and subsidiaries, which statements collectively accounted for 8% of total operating revenues for the year ended December 31, 2002, as well as the financial statements of TracFone Wireless, Inc, which statements accounted for 1% of total assets and 7% of total operating revenues at December 31, 2004 and for the year then ended, of the related consolidated amounts. Those financial statements, presented in accordance with International Financial Reporting and accounting principles generally accepted in the United States of America, respectively, were examined by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the financial information utilized by Company’s management (before conversion to accounting principles generally accepted in Mexico) of such subsidiaries in the consolidated financial statements of América Móvil, S.A. de C.V. and subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company’s conversion of the financial statements of foreign subsidiaries to accounting principles generally accepted in Mexico) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America. (See Note 22)

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Agustin Aguilar Laurents
C.P.C. Agustin Aguilar Laurents

Mexico City, Mexico

February 25, 2005,

(except for Note 20 b) as to which the date is March 9, 2005)

Report of Independent Accountants

To the Board of Directors and

    Shareholders of America Central Tel, S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of America Central Tel, S.A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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

February 20, 2003, except for Note 17, which is dated March 4, 2003.

Report of Independent Registered Public Accounting Firm

Board of Directors

TracFone Wireless, Inc.

We have audited the accompanying balance sheet of TracFone Wireless, Inc. and subsidiary as of December 31, 2004, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tracfone Wireless, Inc. and subsidiary, as of December 31, 2003, were audited by other auditors whose report dated July 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Miami, Florida

January 31, 2005

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004, except for earnings per share)

	Year ended December 31,
	2002		2003		2004		Million of U.S. dollars 2004
Operating revenues:
Services:
Usage charges	P.	34,560,258	P.	51,385,074	P.	70,180,060	$6,230
Monthly rent		11,323,018		12,243,427		18,147,241	1,611
Long-distance		5,208,076		7,769,316		10,782,733	957
Other services		4,183,296		6,307,516		11,611,124	1,031
Sales of handsets and accessories:		7,568,585		12,695,974		24,025,639	2,133

		62,843,233		90,401,307		134,746,797	11,962

Operating costs and expenses:
Cost of sales		22,872,652		35,314,659		61,147,278	5,428
Cost of sales and services with related parties (Note 16)		3,826,385		4,104,539		4,268,679	379
Commercial, administrative and general		12,702,942		16,935,253		26,505,586	2,353
Commercial, administrative and general with related parties (Note 16)		691,324		556,510		736,495	65
Impairment of investments in affiliates (Note 9)		42,910
Depreciation and amortization (Notes 7 and 8) (includes P. 6,318,052, P. 10,829,363 and P. 13,388,473 for the years ended December 31 2002, 2003 and 2004, respectively not included in cost of sales)		9,052,928		14,598,121		18,595,102	1,651

		49,189,141		71,509,082		111,253,140	9,876

Operating income		13,654,092		18,892,225		23,493,657	2,086

Comprehensive financing (cost) income:
Interest income		1,474,241		2,506,211		2,315,642	206
Interest expense		(2,565,751)		(3,976,257)		(4,592,941)	(408)
Interest (expense) income with related parties, net (Note 16)		(60,184)		4,950		(661)	(1)
Exchange (loss) gain, net		(1,605,640)		1,425,099		2,444,331	217
Monetary gain, net		3,021,033		2,472,804		2,952,305	262
Other financing cost, net		(1,339,851)		(199,224)		(1,210,282)	(107)

		(1,076,152)		2,233,583		1,908,394	169

Other income (loss), net		284,080		(1,099,176)		88,875	8

Income before income tax and employee profit sharing		12,862,020		20,026,632		25,490,926	2,263

Provisions for:
Income tax (Note 18)		3,377,974		3,447,629		7,991,676	709
Employee profit sharing		212,803		260,805		539,770	49

		3,590,777		3,708,434		8,531,446	758

Income before equity in results of affiliates		9,271,243		16,318,198		16,959,480	1,505
Equity in net results of affiliates		(4,386,165)		(136,312)		(92,763)	(8)

Net income before minority interest		4,885,078		16,181,886		16,866,717	1,497
Minority interest		146,892		(370,109)		(353,399)	(31)

Net income	P.	5,031,970	P.	15,811,777	P.	16,513,318	$1,466

Weighted average of common shares outstanding (in million)		13,123		12,912		12,502	12,502

Net income earnings per share	P	0.38	P	1.22	P	1.32	$0.12

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	December 31,
	2003		2004		Million of U.S. dollars 2004
ASSETS
Current assets:
Cash and cash equivalents	P.	9,769,165	P.	16,518,146	$1,466
Marketable securities (Note 3)		836,126		2,590,038	230
Accounts receivable, net (Note 4)		12,007,108		20,807,599	1,847
Related parties (Note 16)		681,426		977,298	87
Inventories, net (Note 5)		5,500,654		11,243,231	998
Prepaid expenses (Note 6)		194,387		173,258	15
Other current assets, net (Note 7)		2,098,362		3,002,894	267

Total current assets		31,087,228		55,312,464	4,910

Investments in affiliates and others (Note 9)		2,680,871		652,070	58
Plant, property and equipment, net (Note 7)		74,854,931		84,913,441	7,538
Prepaid expenses (Note 6)		2,836,476		2,425,611	215
Licenses, net (Note 8)		27,147,383		27,971,131	2,483
Trademarks, net (Note 8)		8,294,001		7,057,238	627
Goodwill, net (Note 8)		8,445,020		9,523,412	845
Other non current assets, net (Note 7)		2,416,517		6,765,661	601

Total assets	P.	157,762,427	P.	194,621,028	$17,277

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	P.	12,736,716	P.	5,392,488	$479
Accounts payable and accrued liabilities (Note 12)		20,979,828		36,569,984	3,246
Taxes payable		3,132,604		5,367,950	477
Related parties (Note 16)		136,245		157,164	14
Deferred revenues		4,863,250		7,082,045	629

Total current liabilities		41,848,643		54,569,631	4,845

Long-term debt (Note 13)		39,135,465		56,067,353	4,977
Deferred taxes (Note 18)		3,838,230		6,193,385	550
Deferred credits		136,124		222,770	20

Total liabilities		84,958,462		117,053,139	10,392

Stockholders’ equity (Note 17):
Capital stock		32,810,299		32,795,120	2,911
Retained earnings:
Prior years		34,369,266		36,214,535	3,215
Net income for the year		15,811,777		16,513,318	1,466

		50,181,043		52,727,853	4,681
Other accumulated comprehensive loss items		(15,550,719)		(9,614,498)	(854)

Total majority stockholders’ equity		67,440,623		75,908,475	6,738
Minority interest		5,363,342		1,659,414	147

Total stockholders’ equity		72,803,965		77,567,889	6,885

Total liabilities and stockholders’ equity	P.	157,762,427	P.	194,621,028	$17,277

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	Capital Stock		Retained earnings								Other accumulated comprehensive loss items		Total majority stockholders’ equity		Minority interest		Comprehensive (loss) income		Total stockholders’ equity
			Reserve for purchase of Company’s own shares		Legal Reserve		Unappropriated		Total
Balances at December 31, 2001	P.	32,820,078	P.	3,914,964	P.	432,935	P.	30,102,613	P.	34,450,512	P.	(2,671,912)	P.	64,598,678	P.	864,496				P. 65,463,174
Dividends paid								(650,385)		(650,385)				(650,385)						(650,385)
Cash purchase of Company’s own shares		(7,976)		(2,297,787)						(2,297,787)				(2,305,763)						(2,305,763)
Minority interest related to current year acquisitions																1,161,045				1,161,045

Comprehensive income:
Net income for the year								5,031,970		5,031,970				5,031,970		(146,892)	P.	4,885,078		4,885,078
Other comprehensive income items:
Effect of translation of foreign entities												(15,841,734)		(15,841,734)		(616,661)		(16,458,395)		(16,458,395)
Results from holding nonmonetary assets, net of deferred taxes												1,679,242		1,679,242		26,339		1,705,581		1,705,581

Comprehensive loss:																	P.	(9,867,736)

Balances at December 31, 2002		32,812,102		1,617,177		432,935		34,484,198		36,534,310		(16,834,404)		52,512,008		1,288,327				53,800,335
Cumulative effect of adoption of a new accounting principle (Note 2o)								(117,890)		(117,890)				(117,890)			P.	(117,890)		(117,890)
Excess of the book value over price paid to acquire minority interests								(187,741)		(187,741)				(187,741)						(187,741)
Increase in reserve for purchase of Company’s own shares				5,387,831				(5,387,831)
Dividends paid								(835,119)		(835,119)				(835,119)						(835,119)
Cash purchase of Company’s own shares		(1,803)		(1,024,294)						(1,024,294)				(1,026,097)						(1,026,097)
Minority interest related to current year acquisitions																3,447,512				3,447,512
Comprehensive income:
Net income for the year								15,811,777		15,811,777				15,811,777		370,109		16,181,886		16,181,886
Other comprehensive income:
Effect of translation of foreign entities												7,353,835		7,353,835		330,633		7,684,468		7,684,468
Results from holding nonmonetary assets, net of deferred taxes												(6,070,150)		(6,070,150)		(73,239)		(6,143,389)		(6,143,389)

Comprehensive income:																	P.	17,605,075

Balances at December 31, 2003		32,810,299		5,980,714		432,935		43,767,394		50,181,043		(15,550,719)		67,440,623		5,363,342				72,803,965
Transactions between entities under common control (Note 9)								18,235		18,235				18,235						18,235
Increase in reserve for purchase of Company’s own shares				10,341,000				(10,341,000)
Dividends paid								(1,571,949)		(1,571,949)				(1,571,949)						(1,571,949)
Cash purchase of Company’s own shares		(15,179)		(12,412,794)						(12,412,794)				(12,427,973)						(12,427,973)
Minority interest related to current year acquisitions																(4,304,854)				(4,304,854)

Comprehensive income:
Net income for the year								16,513,318		16,513,318				16,513,318		353,399	P.	16,866,717		16,866,717
Other comprehensive income:
Effect of translation of foreign entities												8,420,671		8,420,671		255,244		8,675,915		8,675,915
Results from holding nonmonetary assets, net of deferred taxes												(2,484,450)		(2,484,450)		(7,717)		(2,492,167)		(2,492,167)

Comprehensive income:																	P.	23,050,465

Balances at December 31, 2004 (Note 17)	P.	32,795,120	P.	3,908,920	P.	432,935	P.	48,385,998	P.	52,727,853	P.	(9,614,498)	P.	75,908,475	P.	1,659,414			P.	77,567,889

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2004)

	Year ended December 31,
	2002		2003		2004		Million of U.S. dollars 2004
Operating activities:
Net income before minority interest	P.	4,885,078	P.	16,181,886	P.	16,866,717	$1,497
Add (deduct) items not requiring the use of resources:
Depreciation		6,759,028		10,231,574		12,256,787	1,088
Amortization		2,293,900		4,366,547		5,595,918	497
Amortization of loss on sale and lease back				140,998		483,491	43
Amortization of prepaid expenses				79,342		258,906	23
Deferred income tax and employee profit sharing		(400,730)		84,399		2,665,933	237
Impairment in affiliates		42,910
Equity in results of affiliates		4,386,165		136,312		92,763	8

		17,966,351		31,221,058		38,220,515	3,393
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(1,793,731)		(5,145,891)		(8,800,491)	(781)
Prepaid expenses		(246,706)		(3,171,863)		173,088	15
Inventories		650,406		(2,211,160)		(5,742,577)	(510)
Other assets				(3,738,522)		(5,737,167)	(509)
Increase (decrease) in:
Accounts payable and accrued liabilities		926,307		9,013,702		15,590,156	1,384
Related parties		1,037,603		(20,078)		(274,953)	(24)
Deferred revenues and credits		1,225,300		2,046,040		2,305,441	204
Taxes payable		650,092		2,551,663		2,102,390	186

Resources provided by operating activities		20,415,622		30,544,949		37,836,402	3,358

Financing activities:
New loans		44,022,962		23,680,609		47,888,467	4,251
Repayment of loans		(16,234,450)		(20,995,436)		(35,404,928)	(3,143)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(2,305,763)		(1,026,097)		(12,427,973)	(1,103)
Cash dividends paid		(650,385)		(835,119)		(1,571,949)	(140)
Effect of inflation and exchange rate differences on debt		(2,086,011)		(1,342,525)		(2,895,879)	(257)

Resources provided by (used in) financing activities		22,746,353		(518,568)		(4,412,262)	(392)

Investing activities:
Investment in plant, property and equipment		(26,808,086)		(23,520,032)		(21,228,862)	(1,884)
Investment in subsidiaries and affiliated companies		866,331		(2,221,683)		584,107	52
Investment in marketable securities		9,854,717		752,348		(1,753,912)	(156)
Minority interest				3,517,164		(4,057,327)	(360)
Initial cash from companies acquired		1,642,955		916,602		322,083	29
Investments in trademarks		(7,149,269)		(1,901,759)
Investment in licenses		(14,483,388)		(7,806,562)		(541,248)	(48)

Resources used in investing activities		(36,076,740)		(30,263,922)		(26,675,159)	(2,367)

Net increase (decrease) in cash and cash equivalents		7,085,235		(237,541)		6,748,981	599
Cash and cash equivalents at beginning of the year		2,921,471		10,006,706		9,769,165	867

Cash and cash equivalents at end of the year	P.	10,006,706	P.	9,769,165	P.	16,518,146	$1,466

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2004, except when indicated otherwise)

1. Description of business and operations

América Móvil, S.A. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) is the leading provider of wireless communications services in Latin America.

América Móvil has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Mexico, Guatemala, Nicaragua, El Salvador, Ecuador, Brazil, Argentina, Colombia, Honduras, Uruguay and the United States.

At December 31, 2003 and 2004 América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		Equity interest at December 31,
Name of company	Location	2003	2004
Subsidiaries: (1)
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (Tracfone)	USA	98.2	98.2
Telecom Américas, Ltd: (2)	Bermuda	97.5	97.8
Alecan Telecomunicacoes, Ltda.	Brazil	97.5	97.8
ATL-Telecom Leste, S.A.	Brazil	97.5	97.8
Americel, S.A.	Brazil	96.0	96.3
Telet, S.A.	Brazil	96.5	96.8
Tess, S.A.	Brazil	97.5	97.8
BSE, S.A.	Brazil	97.5	97.8
BCP, S.A.	Brazil	97.5	97.8
Stemar Telecomunicacoes, S.A.	Brazil	97.5	97.8
América Central Tel, S.A. (ACT): (3)	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	98.8	99.0
Newcotel, S.A.	Guatemala	98.8	99.0
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	98.8	99.0
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	98.8	99.0
Telglob, S.A.	Guatemala	98.8	99.0
Telefonía Publica de Guatemala, S.A. (Publitel)	Guatemala	98.8	99.0
Arrendadora en Telecomunicaciones, S.A.	Guatemala		98.3
AMX El Salvador, LLC	Delaware	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (4)	El Salvador	51.0	94.9
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	51.0	94.9
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	51.0	94.9
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	51.0	94.9
Publicom, S.A. de C.V. (Publicom)	El Salvador	51.0	94.9
Comunicación Celular, S.A. (Comcel): (5)	Colombia	95.6	99.2
Occidente y Caribe Celular, S.A. (Occel)	Colombia	93.4
Celcaribe, S.A.	Colombia	94.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	60.0

		Equity interest at December 31,
Name of company	Location	2003	2004
CTI Holdings, S.A. (6)	Argentina	92.0	100.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	92.0	100.0
CTI PCS, S.A. (CTI PCS)	Argentina	92.0	100.0
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua		99.0
Megatel de Honduras, S.A. (Megatel) (7)	Honduras		100.0
AM Wireless Uruguay, S.A.	Uruguay		100.0
Affiliates: (1)
Grupo Telvista, S.A. de C.V. (formerly Organización Recuperadora de Cartera, S.A. de C.V.)	Mexico	45.0	45.0
Génesis Telecom., S.A.	Venezuela	25.0	25.0
Iberbanda, S.A.	Spain	17.8	17.8
Network Access Solutions	USA	2.0	2.0
US Commercial Corp, S.A. de C.V. (USCO)	Mexico	29.7

(1)	See Note 9 for a description of activity in subsidiaries and affiliates.
(2)	The name “Telecom Américas” as used hereinafter will refer collectively to the companies Alecan, ATL, Americel, Telet, Tess, BSE, BCP, and STEMAR.
(3)	Includes Nicaragua operations.
(4)	The name “CTE” as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.
(5)	On December 31, 2004, Occidente y Caribe Celular, S.A. (Occel) and Celcaribe, S.A. were merged into Comunicación Celular, S.A. (Comcel), the surviving company. The merger gave rise to no important effects. All merged entities will hereinafter be referred to as Comcel.
(6)	The name “CTI” as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.
(7)	In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A.

América Móvil has licenses to install, operate and manage mobile telecommunications services in Mexico, Guatemala, Nicaragua, Honduras, Uruguay, El Salvador, Ecuador, Colombia, Argentina and Brazil. These licenses will expire on various dates between the years 2008 and 2028.

Except for Guatemala and El Salvador, licenses awarded in Mexico, Brazil, Colombia, Argentina, Ecuador, Nicaragua, Honduras and Uruguay generate the payment of contributions to their respective governments, based in some cases on a percentage of revenue and in other cases on the number of channels in operation.

Telgua, CTE and Enitel provide fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from carriers throughout the United States.

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

2. Significant accounting policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Móvil and those of the subsidiaries referred to in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the Company’s foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue at the time the associated risks and benefits are transferred to such distributors.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not material to the Company’s financial statements.

Telgua and CTE’s revenues from telephone line installation fees are deferred and recognized over the period during which telephone services are expected to be performed.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in results at the time the corresponding income is recognized.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company’s cellular network to other carriers’ network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the Company’s records and may begin using the Company’s network. Commissions paid with respect to the activation of prepaid customer are recognized as deductions in the revenues received from such customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information maintained by the Company regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, “Accounting Recognition of the Effects of Inflation on Financial Information”, issued by the Mexican Institute of Public Accountants (“MIPA”). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004. Accordingly, the financial statements have been restated as follows:

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

Inventories are valued at average cost and are presented at their estimated replacement cost, which is not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets have been restated based on the Mexican National Consumer Price Index (NCPI).

Other accumulated comprehensive loss items include the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2004 aggregates P. 17,326, the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, deferred taxes allocated to equity, net of inflation and the effect of translation of foreign entities.

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of operations under the caption Comprehensive financing (cost) income.

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

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 29%, 39% and 48% of the Company’s total operating revenues in 2002, 2003 and 2004, respectively, and approximately 65% of the Company’s total assets in each of 2003 and 2004, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”, issued by MIPA, as follows:

•	The financial statements as reported by the subsidiaries abroad are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

•	The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

•	Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called “Effect of translation of foreign entities” and it is included in stockholders’ equity under the caption “other accumulated comprehensive loss items.” At December 31, 2002, 2003 and 2004, translation (loss) income aggregated P. (16,458,395), P. 7,684,468 and P. 8,675,915, respectively.

The Company’s financial statements at December 31, 2002 and 2003, were restated to constant Mexican pesos with purchasing power at December 31, 2004 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h) Cash, cash equivalents and marketable securities

Cash and cash equivalents are represented principally by bank deposits and highly liquid investments with maturities of three months or less at the date acquired; marketable securities are represented by equity securities and foreign government bonds held for trading purposes; and available for sale securities are represented by equity securities. All are valued at market.

i) Allowance for doubtful accounts

Doubtful accounts are provided for based on the operating conditions of each subsidiary. Accounts are provided for when they are between 90 and 120 days old.

j) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value, adjusted to conform to Mexican GAAP as described in notes 2(f) and 2(g) above and amortized using the straight-line method over the initial term of the license. Licenses to operate wireless mobile services in Mexico, Guatemala, Nicaragua, Ecuador, Colombia, Brazil, Honduras, Uruguay and Argentina are being amortized over periods ranging from 15 to 25 years.

k) Trademarks

Trademarks were recorded at their market values at the date acquired, as determined by independent experts using the discounted cash-flow techniques and are amortized using the straight-line method over a ten-year period.

l) Equity investments in affiliates

The investment in shares of affiliates (in which the Company has significant influence) are accounted for using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 9).

m) Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized using the straight-line method over a ten-year period. (See Note 8).

n) Impairment of assets

Possible impairment losses to long-lived assets are evaluated annually, including goodwill, licenses and trademarks. An impairment loss is recorded if the net book value of said assets is not recoverable, and exceeds its recovery value; the amount of such loss corresponds to the difference between both values. Recovery of the amount of assets identified with specific locations, such as licenses and trademarks, among others, is determined comparing budgeted discounted cash flows generated by those assets, against their net book value. At December 31, 2002, 2003, and 2004, there are no impairment losses.

o) Liabilities, provisions, contingent assets and liabilities and commitments

Effective January 1, 2003, the Company adopted the requirements of Mexican accounting Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (C-9), which, among other aspects, is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of present value and the early retirement of debt securities or their replacement by new issues. Bulletin C-9 also specifies the rules for the valuation, presentation and disclosure of liabilities and provisions.

As a result of the application of Bulletin C-9, the Company recorded at December 31 2003, a provision at present value of P. 163,917, for costs related to dismantling retired assets. Such amount was computed based on existing prices in each country where the Company operates. The initial accumulated effect of the application of this accounting pronouncement in the amount of P. 117,890 represented an adjustment to the balance of retained earnings at the beginning of 2003.

Starting in 2004, the Company recorded a provision for its rewards plan for post-payment customers. The amount of the provision was computed based on an actuarial study conducted by independent experts (See Note 12).

p) Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

q) Employee benefit obligations

The cost of seniority premiums is recognized during the years of service of employees based on actuarial computations made by independent actuaries using the projected unit-credit method and financial hypotheses net of inflation. (See Note 11). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

r) Income tax and employee profit sharing

Bulletin D-4, “Accounting for Income Tax, Asset Tax and Employee Profit Sharing”, issued by the MIPA, requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of the financial statements or the rate approved at said date that will be in force at the time deferred tax assets and liabilities are expected to be recovered or paid, respectively.

Deferred tax assets are evaluated periodically, providing, if necessary, an estimate for those amounts of doubtful recovery.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences that are considered to be non-recurring and that have a known turnaround time.

s) Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P. 1,625,099, P. 2,763,865 and P. 4,260,828, for the years ended December 31, 2002, 2003 and 2004, respectively.

t) Comprehensive (loss) income

Comprehensive (loss) income of América Móvil consists of current year net income or loss shown in the income statement plus the current year result from holding non-monetary assets, the effects of translation of foreign entities and the effect of deferred taxes applied directly to stockholders’ equity.

u) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. The number of shares held by the Company have been excluded from the computation.

v) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

w) Concentration of risk

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

Approximately 56%, 34% and 40% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2002, 2003 and 2004, respectively, represented services rendered by one supplier; approximately 75%, 75% and 70% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately more than 90%, 65% and 70% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

x) Financial instruments

With the intention of reducing its financing costs, the Company uses derivatives such as interest-rate swaps and cross currency swaps, which are valued using the same method as the one used to value the assets and liabilities being hedged. The valuation effect of such instruments is recognized in the statement of income, including costs, expenses or income derived from the hedged assets and liabilities. Derivative instruments not acting as hedges are presented at market value and gains and losses resulting from changes in such market values are recorded in results of operations.

y) Recent pronouncements

Business Combinations - In May 2004, the MIPA issued Mexican accounting Bulletin B-7, “Business Combinations”, the observance of which is compulsory for fiscal years beginning on or after January 1, 2005. Among other things, Bulletin B-7:

a)	Requires that all business combinations be accounted for using the purchase method of accounting.

b)	Provides specific rules related to the acquisition of minority interests and to the transfer of net assets or exchange of equity interests between entities under common control.

c)	Eliminates the amortization of goodwill.

Adoption of this new accounting pronouncement will increase the Company’s net income by approximately P. 1,100 million in 2005, derived from the non-amortization of goodwill.

Financial instruments - In April 2004, the MIPA amended Mexican accounting Bulletin C-2, “Financial Instruments”. The amendments establish that changes in the fair value of instruments classified as available for sale be recognized in stockholders’ equity until such instruments are sold, thereby modifying the rules of Bulletin C-2. The amended Bulletin C-2 also provides requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The observance of the amendments to Bulletin C-2 is compulsory for fiscal years beginning on or after January 1, 2005, although earlier observance is permitted. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company’s financial position or on its results of operations.

Accounting for derivative instruments and hedging activities - In April 2004, the MIPA issued Bulletin C-10, “Accounting for Derivative Instruments and Hedging Activities”. Bulletin C-10 establishes the defining characteristics that financial instruments must have to be considered derivatives, as well as the conditions that must be met for specifically designating derivatives as hedges. Bulletin C-10 also provides guidelines for assessing the effectiveness of hedging derivatives and the rules for their valuation and the accounting for changes in their fair value. Finally, this bulletin provides guidelines for disclosing and presenting hedges in the financial statements. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company’s financial position or on its results of operations.

Labor obligations - In January 2004, the MIPA issued a revised version of accounting Bulletin D-3, “Labor Obligations”. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, thus nullifying the provisions of Circular 50. Bulletin D-3 also provides rules applicable to employee termination pay.

The observance of these new rules is compulsory for fiscal years beginning on or after January 1, 2005. Management does not believe the adoption of this new accounting requirement will have a material effect on the Company’s financial position or on its results of operations.

z) Convenience translation

U.S dollar amounts as of December 31, 2004 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2004, as a matter of mathematical computation only, at an exchange rate of P.11.26 to US$ 1.00, the December 31, 2004 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

z.1) Reclassifications

Certain amounts shown in the 2002 and 2003 financial statements have been reclassified for uniformity of presentation with 2004.

3. Marketable securities

A summary of marketable securities as of December 31, 2003 and 2004 is as follows:

	2003				2004
	Cost		Fair Value		Cost		Fair Value
Marketable securities
Government bonds	P.	373,886	P.	390,486	P.	533,825	P.	635,439
Equity securities		494,050		445,640		175,484		183,799

		867,936		836,126		709,309		819,238
Available for sale securities
USCO						1,767,000		1,770,800

	P.	867,936	P.	836,126	P.	2,476,309	P.	2,590,038

At December 31, 2002, 2003 and 2004, net unrealized (losses) gains on marketable securities were P. (195,444), P. (31,810) and P. 109,929, respectively. Net realized gains were P. 315,329, P. 512,532 and P. 219,841, in 2002, 2003 and 2004, respectively.

At December 31, 2004, the unrealized gain on investments classified as available for sale amounted to P. 3,800. In previous years, there were no investments of this type.

4. Accounts receivable

	December 31,
	2003		2004
Subscribers	P.	9,200,082	P.	14,193,426
Retailers		1,652,863		2,356,915
Cellular operators for interconnections (1)		999,236		2,141,013
Recoverable taxes		1,239,888		2,503,146
Other		893,046		2,728,431

		13,985,115		23,922,931
Less: Allowance for doubtful accounts		(1,978,007)		(3,115,332)

Total	P.	12,007,108	P.	20,807,599

(1)	Includes interconnection cost for approximately P. 120 million with Embratel Participacoes, S.A. (related party) at December 31, 2004.

Activity in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 was as follows:

	2002		2003		2004
Opening balance as of December 31	P.	(164,926)	P.	(463,504)	P.	(1,978,007)
Increases charged to costs and expenses		(703,430)		(900,394)		(1,662,457)
Effect of acquired companies				(1,317,310)		(148,611)
Decreases to reserve for write-offs		404,852		703,201		673,743

Ending balance	P.	(463,504)	P.	(1,978,007)	P.	(3,115,332)

At December 31, 2004, the caption retailers, includes a reserve for bad debts for P. 128,022.

Also at December 31, 2004, the caption, other, includes an account receivable from third parties in the amount of P. 1,254,000, derived from the sale and lease-back of telephone plant (see Note 7).

5. Inventories

Inventories consist of the following:

	December 31,
	2003		2004
Cellular telephones and accessories	P.	5,708,773	P.	11,510,879
Less:
Reserve for obsolete inventory		(208,119)		(267,648)

Total	P.	5,500,654	P.	11,243,231

6. Prepaid expenses

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agrees to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band “A”) radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P. 3,077 million (US$ 267.7 million) that represented the present value of the amounts due over the term of the contract and which is being amortized using the straight-line method over a 16-year period.

At December 31, 2003 and 2004, the current portion of prepaid expenses amounts to P. 194,387 and P. 173,258 and the long-term portion amounts to P. 2,836,476 and P. 2,425,611, respectively.

7. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	December 31,
	2003		2004
Telephone plant and equipment	P.	88,070,692	P.	97,538,865
Land and buildings		7,415,904		6,896,107
Other assets		15,601,893		18,696,446

		111,088,489		123,131,418
Less: Accumulated depreciation		(43,032,833)		(48,649,343)

Net		68,055,656		74,482,075
Construction in progress and advances to equipment suppliers		5,845,551		8,967,291
Inventories for use in construction of the telephone Plant		953,724		1,464,075

Total	P.	74,854,931	P.	84,913,441

b) Included in plant, property and equipment are the following assets held under capital leases:

	2003		2004
Assets under capital leases	P.	1,075,116	P.	4,928,023
Accumulated depreciation		(64,011)		(179,348)

	P.	1,011,105	P.	4,748,675

c) In 2003 and 2004, the Company sold part of its telephone plant to unrelated parties for P. 999 million and P. 3,934 million, respectively, which the Company then leased again under sale and leaseback agreements. Such transactions gave rise to a book loss of approximately P. 2,928 million in 2003 and P. 5,615 million in 2004, which are being amortized based on the remaining useful life of the assets. At December 31, 2004, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P. 1,194,495 and P. 6,765,661, which are included as part of the caption other assets in the balance sheet (P. 417,867 and P. 2,416,517 at December 31, 2003).

Amortization expense for the years ended December 31, 2003 and 2004 was P. 140,998 and P. 483,491, respectively.

d) Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was P. 6,759,028, P. 10,231,574 and P. 12,256,787, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission (“NBSC”).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2003 and 2004 this caption was restated as follows:

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

At December 31, 2004, approximately 96% of the value of the telephone plant, property and equipment (89% in 2003) has been restated using specific indexation factors.

f) Following are the plant, property and equipment amounts at December 31, 2003 and 2004, restated on the basis of the 2004 NCPI (starting with the appraised values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2003		2004
Telephone plant and equipment	P.	98,364,293	P.	109,130,369
Land and buildings		6,566,028		10,678,498
Other assets		15,552,831		20,252,866

		120,483,152		140,061,733
Accumulated depreciation		(46,399,056)		(56,888,947)

Net		74,084,096		83,172,786
Construction in progress and advances to equipment suppliers		5,845,551		8,967,291
Inventories for use in construction of the telephone plant		953,724		1,464,075

	P.	80,883,371	P.	93,604,152

8. Intangible assets

A summary of intangible assets is as follows:

	December 31, 2004
	Useful life	Balance at January 1		Increases	Effects of translation of foreign subsidiaries, net	Cancellations	Amortization expense	Balance at December 31
Licenses	15 to 25 years	P.	24,352,476	548,748		(7,500)		P	. 24,893,724
Effects of translation			5,779,384		3,950,313				9,729,697
Accumulated amortization			(2,984,477)				(3,667,813)		(6,652,290)

Net		P.	27,147,383	548,748	3,950,313	(7,500)	(3,667,813)	P.	27,971,131

Trademarks	10 years	P.	9,051,029					P.	9,051,029
Effects of translation					(408,690)				(408,690)
Accumulated amortization			(757,028)				(828,073)		(1,585,101)

Net		P.	8,294,001		(408,690)		(828,073)	P.	7,057,238

Goodwill	10 years	P.	11,671,234	1,307,623		(259,540)		P.	12,719,317
Effects of translation			840,896		1,130,341				1,971,237
Accumulated amortization			(4,067,110)				(1,100,032)		(5,167,142)

Net		P.	8,445,020	1,307,623	1,130,341	(259,540)	(1,100,032)	P.	9,523,412

	December 31, 2003
Licenses	15 to 20 years	P.	17,343,737	8,565,549		(1,556,810)		P.	24,352,476
Effects of translation					5,779,384				5,779,384
Accumulated amortization			(529,655)				(2,454,822)		(2,984,477)

Net		P.	16,814,082	8,565,549	5,779,384	(1,556,810)	(2,454,822)	P.	27,147,383

Trademarks	10 years	P.	7,149,270	1,901,759				P.	9,051,029
Effects of translation
Accumulated amortization							(757,028)		(757,028)

Net		P.	7,149,270	1,901,759			(757,028)	P.	8,294,001

Goodwill	10 years	P.	9,721,725	1,949,509				P.	11,671,234
Effects of translation					840,896				840,896
Accumulated amortization			(2,912,413)				(1,154,697)		(4,067,110)

Net		P.	6,809,312	1,949,509	840,896		(1,154,697)	P.	8,445,020

b) Licenses and goodwill amortization expenses in 2002 amounted to P. 529,655 and P. 1,764,245, respectively.

9. Investments

An analysis at December 31, 2003 and 2004 is as follows:

	2003		2004
Investments in:
Affiliates	P.	2,306,138	P.	362,382
Other investments		374,733		289,688

Total	P.	2,680,871	P.	652,070

I. Investments in affiliates

An analysis of equity investments in affiliated companies at December 31, 2003 and 2004, is as follows:

	2003		2004
Grupo Telvista, S. A. de C.V.	P.	447,431	P.	362,382
USCO		1,858,707

Total	P.	2,306,138	P.	362,382

USCO

In December 2003, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in USCO and P. 189 million, giving rise to a loss of P. 293,496, which was included as part of the caption other income (loss), net.

The Company’s equity in the net loss of CompUSA at December 31, 2002 includes an impairment on its goodwill of P. 2,248,138, which is included under equity in net results of affiliates in the statement of income.

In order to facilitate an eventual divestiture of its investment in USCO and in light of the Company’s focus on expanding its wireless services throughout Latin America, in January 2004, the Company changed the classification of its investment in USCO from equity investee to available for sale.

SBC International Puerto Rico

In January 2002, the Company sold its 50% equity interest in SBC International Puerto Rico, Inc. to SBC International, Inc. (SBCI) for US$ 106 million in cash and its 11.9% equity interest in Telecom Américas. A gain of P. 11,800 was recognized as a result of this transaction, which is included under the caption other income (loss), net in the statement of operations.

Empresas Cablevisión

In April 2002, the Company sold its 49% equity interest in Empresas Cablevisión, S.A. de C.V. and subsidiaries for P. 2,173,198, realizing a gain of P. 1,403,308 on the sale, which is included under the caption other income (loss), net in the statement of operations.

Other

At December 31, 2002, the Company charged P. 42,910 to results of operations for the impairment in the value of its equity investment in the non-strategic affiliate Eurotec, S.A.

II. Investments in subsidiaries

During 2003 and 2004, the Company made several acquisitions. The results of operations of the acquired entities were incorporated into the Company’s financial statements in the month following the acquisition date. All acquisitions were recorded using the purchase method. Through appraisals made by independent experts, the Company determined the fair value of trademarks. The Company made estimates in order to determine the fair value of licenses based on market values of licenses with similar characteristics.

The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	2004 Acquisitions
	Historical amounts at acquisition date in thousands of US Dollar
	Enitel	Megatel	Total
Current assets	$63,883	$7,615	$71,498
Fixed assets	107,878	36,526	144,404
Licenses		6,785	6,785
Other assets	7,936	2,569	10,505
Less:
Current liabilities	48,849	11,115	59,964
Long term debt	37,640	2,248	39,888

Fair value of net assets acquired	$93,208	$40,132	$133,340

% participation acquired	99.03%	100.00%

Net assets acquired	92,304	40,132	132,436
Amount paid	177,637	81,703	259,340

Goodwill generated	$85,333	$41,571	$126,904

	2003 Acquisitions
	Historical amounts at acquisition date in thousands of US Dollars
	Celcaribe		BSE		CTE	CTI		BCP		Total
Current Assets		$13,795		$36,550	$168,503		$110,469		$114,829	$444,146
Fixed assets		17,696		112,714	409,011		93,331		152,713	785,465
Licenses		82,205		101,602	23,640		55,271		494,417	757,135
Trademarks					93,666		90,336			184,002
Other assets					25,055		2,859		5,792	33,706
Less:
Current liabilities		13,408		38,980	173,420		71,186		106,947	403,941
Long term debt				2,000	51,250		40,298		17,435	110,983

Fair value of net assets acquired		$100,288		$209,886	$495,205		$240,782		$643,369	$1,689,530

% participation Acquired		98.08%		97.55%	51.00%		92.00%		100.00%

Net assets acquired		98,362		204,744	252,055		221,519		643,369	1,420,049
Amount paid		98,362		204,744	417,000		221,519		643,369	1,584,994

Goodwill generated	$		$		$164,945	$		$		$164,945

2004 Acquisitions

a) ENITEL (Nicaragua)

In January 2004, the Company acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a total purchase price of US$ 49.6 million. In June 2004, the Company agreed to purchase an additional 50% equity interest at an additional cost of US$ 128 million. The sale closing date was August 2004. ENITEL is the sole provider of fixed telephone services in Nicaragua.

b) MEGATEL (Honduras)

In June 2004, América Móvil agreed to acquire 100% of the shares of Megatel, S.A. (Megatel), a Honduran cellular phone company. The sale was closed in July 2004 for a final sale price of US$ 81.7 million.

c) AM Wireless Uruguay (Uruguay)

In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of US$ 1 million.

d) CTE (El Salvador)

In October 2003, América Móvil acquired from France Telecom and other investors a 51% equity interest in Compañía de Telecomunicaciones de El Salvador (CTE), for approximately US$ 417 million. CTE provides fixed mobile and other telecommunications services in El Salvador.

In December 2004, América Móvil purchased from the minority shareholders an additional 41.54% equity interest in CTE for which it paid US$ 294.9 million. Subsequent to such acquisition, plus additional purchases from minority shareholders during 2004, the Company’s equity interest in CTE increased to 94.9% at December 31, 2004. The purchase of the additional 41.54% was made based on the fair value of CTE’s assets at November 2004, giving rise to a negative goodwill of approximately US$ 25.9 million, which, since this was considered a step acquisition, was netted from CTE’s positive goodwill generated in the previous year.

e) CTI (Argentina)

In October 2003, América Móvil acquired a 64% equity participation in CTI Holdings, S.A. (“CTI”). In November 2003, América Móvil increased such equity interest to 92% by purchasing additional shares from various minority stockholders. The total purchase price was US$ 221.5 million. In July 2004, América Móvil acquired the remaining 8% equity interest in CTI owned by Techint for a total consideration of US$ 17.1 million, increasing its total equity interest in CTI to 100%.

The above-mentioned purchase was made based on the net fair value of CTI’s assets at June 2004, giving rise to a negative goodwill of approximately P. 76,641.

At the time of the acquisition, CTI had US$263 million in principal amount of senior notes due 2008, which were in default. These notes were subject to an out-of-court reorganization agreement (acuerdo preventivo extrajudicial, or “APE”) in Argentina, which was approved by the court in December 2003 and ratified in May 2004. Pursuant to this agreement, the notes were cancelled in exchange for an aggregate cash payment of approximately US$37.1 million.

The settlement of the APE gave rise to a gain in 2004 of P. 258,862, which was included in the statement of income as part of the caption other income (expense), net. Such gain is derived from the difference between the amount paid under the APE and the fair value recognized for CTI’s debt at the time it was acquired by América Móvil.

f) Techtel–LMDS Comunicaciones Interactivas (Argentina)

In May 2004, the Company sold its 60% equity interest in Techtel to Teléfonos de México, S.A. de C.V. (Telmex) for P. 845,250 (US$ 75 million). Such sale gave rise to a gain of P. 18,235, which was recognized in stockholders’ equity, since the sale was made between entities under common control.

2003 Acquisitions

a) CELCARIBE (Colombia)

In February 2003, the Company, through Comcel, acquired from Millicom Cellular International a 98.08% equity interest in Celcaribe, S.A. for approximately US$ 98.3 million. As a result, América Móvil expanded its capacity to provide services throughout Colombia. Celcaribe provides in addition to cellular services, data transmission, internet and short-message services.

b) BSE (Brazil)

In May 2003, the Company, through Telecom Américas, acquired from BellSouth Corporation and Verbier a 89.45% equity interest in BSE, S.A., for approximately US$ 180 million. Through an additional capitalization in May 2003, of approximately US$25 million, the Company increased its equity interest in BSE to 97.55%. BSE provides cellular telecommunications services in the Ceará, Piauí, Río Grande do Norte, Paraiba, Pernambuco and Alagoas states in Brazil.

c) BCP (Brazil)

In November 2003, the Company, through Telecom Américas, acquired from certain lenders to BCP, which had acquired the shares formerly held by affiliates of Bell South Corporation, the Safra Family and local minority investors, a 100% equity interest in BCP, S.A., for approximately US$ 643.3 million. BCP provides cellular telecommunications services in the Sao Paulo metropolitan area.

Other acquisitions

During 2004, América Móvil invested approximately US$ 39 million in the purchase of minority interest shares in Comcel (Colombia), CTE (El Salvador), and Telgua (Guatemala), giving rise to a negative goodwill of approximately US$ 30 million and increasing the Company’s equity interest in each company at December 31, 2004, to 99.2%, 94.9% and 99.0%, respectively.

During 2003, América Móvil invested approximately US$ 77 million to acquire minority interests in Conecel (Ecuador) and ACT (Guatemala). As a result, the Company increased its equity interest in these subsidiaries at December 31 2003, to 100%, from 80.6% and 96.9%, respectively.

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

The following consolidated pro forma financial data for the years ended December 31, 2002, 2003 and 2004 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses, a reduction in interest income derived from the decrease in cash as a result of these purchases and adjustments to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the purchases were made at the beginning of the acquisition year and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated América Móvil for the years ended December 31,
	2002	2003	2004
Operating revenues	P. 64,110,075	P. 92,060,131	P. 135,859,603
Net income	5,104,604	15,886,038	16,475,082
Earnings per share (in Mexican Pesos)	0.39	1.23	1.32

10. Financial instruments

To hedge its exposure to financial risks, the Company has entered into US dollar and Mexican peso interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the Libor variable interest rate at various terms plus a differential and the CETES variable interest rate at various terms plus a differential and to pay a fixed rate, for the US dollar and Mexican peso interest-rate swaps, respectively.

At December 31, 2003 and 2004, the Company had US dollar and Mexican peso interest-rate swaps for a total base amount of US$ 1,426.4 and US$ 826 million and P. 6,000 million and P. 6,000 million, respectively.

Additionally, at December 31, 2003 and 2004, the Company had contracted cross currency swaps for an outstanding base amount of US$ 310.4 and US$ 774.3 million, respectively.

All financial instruments were valued at market, and their effect included in comprehensive financing cost, for P.125,064 and P.79,831 in 2003 and 2004, respectively (losses of P.167,817 were recognized in results in 2002).

11. Employee Benefit Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. During 2003 and 2004, the Company contributed P. 1,848 and P. 2,065, respectively (no contributions were made to the fund in 2002).

The transition asset, past services and variances in assumptions are amortized over a twenty-five year period, which is the estimated average remaining working lifetime of Telcel’s employees.

An analysis of the net period cost for 2002, 2003 and 2004 is as follows:

	2002		2003		2004
Service cost	P.	1,858	P.	1,967	P.	2,108
Financial cost of projected benefit obligations		359		474		603
Expected return on plan assets		(258)		(265)		(398)
Amortization of actuarial gain		(22)		(24)		(26)

Net period cost	P.	1,937	P.	2,152	P.	2,287

The change in the pension plan benefit obligation is as follows:

	2003		2004
Benefit obligation at the beginning of the year	P.	7,080	P.	9,001
Service cost		1,967		2,108
Interest cost		474		603
Actuarial gain		(489)		(534)
Benefits paid		(31)		(69)

Benefit obligation at the end of the year	P.	9,001	P.	11,109

An analysis of the seniority premium reserve at December 31, 2003 and 2004 is as follows:

	2003		2004
Projected benefit obligation	P.	9,001	P.	11,109
Plan assets		(4,819)		(6,996)
Transition asset		50		42
Actuarial gain		1,341		1,499

Net projected liability	P.	5,573	P.	5,654

Unfunded accumulated benefit obligation	P.	4,182	P.	4,113

Accumulated benefit obligation	P.	9,001	P.	11,109

The accumulated benefit obligation was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2003		2004
Fair value of plan assets at beginning of year	P.	2,895	P.	4,819
Real investment return		1,924		2,177

Fair value of plan assets at end of year	P.	4,819	P.	6,996

	2003		2004
Funded status	P.	(4,182)	P.	(4,113)
Unrecognized net actuarial gain		(1,341)		(1,499)
Unrecognized net transition asset		(50)		(42)

Net amount recognized	P.	(5,573)	P.	(5,654)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2002, 2003 and 2004 are presented below:

	2002	2003	2004
Discount rate	6.81%	6.84%	6.82%
Expected return on plan assets	6.81	6.84	6.82
Rate of compensation increase	1.90	1.85	0.96

12. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,
	2003		2004
Suppliers	P.	13,273,816	P.	26,853,421
Sundry creditors		3,006,224		3,434,272
Interest payable		971,029		1,083,131
Expenses and other provisions		3,287,196		4,606,116
Guarantee deposits		333,004		335,441
Others		108,559		257,603

Total	P.	20,979,828	P.	36,569,984

b) At December 31, 2003 and 2004, accounts payable and accrued liabilities includes the following expense and other provision accounts:

	Balance at December 31, 2003		Increase of the year		Payments		Write-offs		Balance at December 31, 2004
Vacations premium	P.	66,958	P.	1,436,153	P.	(1,247,549)			P.	255,562
Vacations		56,968		663,200		(636,071)				84,097
General expenses		74,571		436,201		(342,015)	P.	(24)		168,733
Fees		75,075		1,314,903		(1,222,020)		(9,579)		158,379
Retirement of assets provision		163,917		57,452		(24,736)				196,633
Royalty rewards provision				321,800						321,800
Contingencies		2,849,707		571,205						3,420,912

	P.	3,287,196	P.	4,800,914	P.	(3,472,391)	P.	(9,603)	P.	4,606,116

13. Debt

The Company’s debt consists of the following:

Currency	Items	2003	Maturity from 2003 to	Total 2003		2004	Maturity from 2004 to	Total 2004
		Rate				Rate
U.S Dollars
	Exim Banks	L+.20 to L+1.65 (1)	2009	P	9,398,103	L+.20 to L+1.25	2010	P.	7,357,555
	Syndicated loans	L+.75 to L+1.35	2007		11,819,148	L+.60	2009		3,379,440
	Fixed-rate Senior Notes	3.3990%	2004		365,044	4.125% to 5.75%	2015		20,197,786
	Senior Notes					L+.6250	2007		3,379,440
	Fixed rate lines of credit					2.7100	2009		252,710
	Lines of credit	L+.30 to L+1.50	2006		8,639,206	L+.225 to L+1.60	2009		4,674,892
	Suppliers	3.1675% to 10%	2004		157,384
	BNDES	UMBNDES+4.5% to (2) UMBNDES+5.05	2008		710,627	UMBNDES+4.3%	2008		121,268
	Leasing				12,039	8.01	2008		422,247
	Others	L+4.50; 11.25%	2008		554,689	L+.20 to L1.35%	2009		351,665

	Subtotal Dollars				31,656,240				40,137,003
Mexican Pesos
	Domestic senior notes (“Certificados Bursátiles”)	Others	2009		11,833,875	Various	2010		13,001,352
	Syndicated loans	TIIE + .80 (3)	2008		1,840,825
	Bank loans	TIIE	2004		1,051,900
	Leasing	TIIE + .55	2006		999,305	TIIE + .40 to TIIE +.55%	2008		4,484,000

	Subtotal Mexican Pesos				15,725,905				17,485,352
Reais
	BNDES	TJLP + 2.80% to (4) TJLP +5.00%	2007		2,527,584	TJLP + 2.80% to TJLP + 4.00%	2007		1,064,452
	Fixed rate securities	CDI +.90 (5)	2005		63,752	12.00%	2005		849
	Licenses	12% + Inflation	2010		384,772

	Subtotal Reais				2,976,108				1,065,301
Colombian pesos
	Lines of credit					DTF + 1.70% to DTF + 2.60%	2005		367,676
	Senior Notes	IPC + 7.50	2010		850,847	IPC + 7.50%	2013		2,121,209

	Subtotal Colombian pesos				850,847				2,488,885
Others Currencies
	Lines of credit	6.50%	2004		629,949	6.50%	2005		283,300
	Leasing	7.00%	2004		33,132

	Subtotal Other currencies				663,081				283,300

	Total Debt				51,872,181				61,459,841
	Less: short-term debt and current portion of long- term debt				12,736,716				5,392,488

	Long term debt			P.	39,135,465			P.	56,067,353

1)	L = LIBOR
2)	UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3)	TIIE = Mexican Equilibrium Funding Rate
4)	TJLP = Long Term Interest Rate
5)	CDI = Financial Certificate of Deposit

Except for fixed-rate senior notes, the above-mentioned interest rates are subject to variances in international and local rates. The Company’s weighted average interest rate cost of borrowed funds at December 31, 2004 was approximately 7.05% (5.19% at December 31, 2003).

In addition to the rates above, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withheld, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2003 and 2004 consists of the following:

Concept	2003		2004
Domestic senior notes			P.	450,000
Fixed-rate securities	P.	365,044		849
Syndicated loans		1,306,016
Other loans		6,945,568		1,981,048

Total	P.	8,616,628	P.	2,431,897

Weighted average interest rate		3.05%		8.19%

Maturities of long-term debt at December 31, 2004 are as follows:

Years	Amount
2006	P.	6,799,649
2007		12,729,424
2008		6,298,886
2009		10,172,606
2010 and thereafter		20,066,788

Total	P.	56,067,353

Senior Notes.- On March 9, 2004, the Company issued senior notes of US$ 500 million and US $800 million, maturing respectively in 2009 and 2014 and bearing annual interest of 4.125% and 5.50%, which is payable semiannually. In 2004, accrued interest on the notes was P. 607,075.

Additionally, on April 20, 2004, América Móvil issued senior notes of US$ 300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly beginning on July 27, 2004. In 2004, accrued interest on the notes was P. 52,478.

On October 28, 2004, the Company issued senior notes of US$ 500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. In 2004, accrued interest on the notes was P. 53,420.

Resources from the mentioned issues were primarily applied to the payment of debt maturing principally in 2004 and 2005, which increased the average life and reduced the cost of interest on the debt. All debt was refinanced at its nominal value and, consequently, no gains or losses were generated. All senior notes are unconditionally guaranteed by Telcel.

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

The Company has a line of credit up to US$ 250 million with the Export Development Corporation (EDC) of Canada to purchase telecommunications equipment. Drawings on this line of credit are repayable semiannually and bear interest at LIBOR plus 0.95% to LIBOR plus 1.25% with maturities between 2005 and 2010. At December 31, 2003 and 2004 outstanding balances under such line of credit were US$ 250 and US$ 152 million, respectively.

Syndicated loans.- In April 2004, the Company obtained a loan of US$ 300 million that matures in May 2009 and bears interest at the LIBOR + 0.6%. Interest is payable quarterly. In 2004, accrued interest on this loan was P. 51,948.

At December 31, 2003, the Company had entered into syndicated loan agreements for approximately US$ 1,000 million with maturities between 2005 and 2007; bearing interest at LIBOR plus 0.75% to LIBOR plus 1.35%. At December 31, 2004, the Company had paid these loans with the resources obtained from the issuance of the aforementioned senior notes.

BNDES.- At December 31, 2004, ATL, Tess and Americel had outstanding syndicated loans provided with resources of the Brazilian development bank Banco Nacional de Desenvolvimiento Económico e Social (“BNDES”). These loans are principally denominated in reais, with a portion indexed to US dollars. The outstanding principal amount of the loan is approximately R$ 250 million plus approximately US$ 10 million.

Domestic Senior Notes (certificados bursatiles).- The CNBV has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P. 5,000 million each. At December 31, 2004, the Company has made various issues under such programs for amounts ranging from P. 400 to P. 1,250 million, with maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, the Company has a commercial paper program authorized by the CNBV for P. 3,000 million. As of December 31, 2004, the Company had no outstanding commercial paper debt.

General

At December 31, 2004, the Company had a number of bank facilities bearing interest at LIBOR plus a spread. For certain of the facilities, the spread over LIBOR can vary if there is a deterioration in the Company´s financial condition. The facilities have similar terms as to covenants, and under all of the facilities América Móvil, Sercotel and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and do not permit the Company to restrict the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements).

Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. In the event of a default under certain material provisions of some of the bank loans, the Company is prohibited from paying dividends to the shareholders. At December 31, 2004, the Company was in compliance with all of these requirements.

At December 31, 2004, 89% of total outstanding consolidated debt is guaranteed by Telcel.

14. Foreign-Currency Position and Transactions

a) América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	2003	Exchange Rate	2004	Exchange Rate
	At December 31 2003		At December 31 2004
Assets
US dollar	1,326	11.23	2,621	11.26
Quetzal	702	1.39	1,886	1.45
Reais	2,356	3.89	3,437	4.24
Colombian peso	290,163	0.004	405,016	0.004
Argentinean peso	380	3.83	615	3.78
Uruguayan peso			85	0.427
Cordoba			376	0.687
Lempira			168	0.584
Euro	1	14.11	3	15.32
Liabilities
US dollar	(3,726)	11.23	(4,908)	11.26
Quetzal	(1,330)	1.39	(1,442)	1.45
Reais	(4,160)	3.89	(6,104)	4.24
Colombian peso	(781,447)	0.004	(1,484,520)	0.004
Argentinean peso	(395)	3.83	(987)	3.78
Uruguayan peso			(118)	0.427
Cordoba			(199)	0.687
Lempira			(297)	0.584

At February 25, 2005, exchange rates of the Mexican peso are as follows:

Foreign currency	Exchange rate
US Dollar	11.08
Quetzal	1.43
Reais	4.20
Colombian peso	0.004
Argentinean peso	3.77
Uruguayan peso	0.437
Cordoba	0.673
Lempira	0.584
Euro	14.70

b) In the years ended December 31, 2002, 2003 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar (reais, quetzals, Colombian pesos, Argentinean pesos and Euros) were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars
	2002	2003	2004
Net revenues	1,711,259	3,037,013	5,683,036
Operating costs and expenses	2,423,335	4,103,468	6,048,179
Interest income	108,469	141,484	182,143
Interest expense	147,529	298,075	319,309
Other income (expense), net	(110,778)	260,394	(39,602)

15. Commitments and Contingencies

a) As of December 31, 2004, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based either on the NCPI or on the appraisal value of the property.

The Company leases certain equipment used in its operations under capital leases. At December 31, 2004, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2005	P.	983,763	P.	1,836,861
2006		891,758		2,020,414
2007		372,039		2,171,462
2008		3,829,100		2,272,572
2009				2,752,807
2010 and thereafter				4,130,867

Total		6,076,660	P.	15,184,983

Less interest		(1,170,413)

Present value of minimum rental payments		4,906,247
Less current installments		860,705

Long-term obligations at December 31, 2004	P.	4,045,542

Rent charged to expenses in 2002, 2003 and 2004 aggregated P. 362,568, P. 1,148,059 and P. 1,835,044, respectively.

b) Payment Guarantees With Suppliers

At December 31, 2004, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$ 512 million (approximately P. 5,770 million). Such amounts have been guaranteed by America Móvil.

Telcel

c) COFECO

Administrative proceedings were commenced in January and June 2001 by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia or Cofeco) against Telcel for alleged anti-competitive behavior in connection with actions by certain distributors of Telcel in 2001. In May 2002, Cofeco ruled against Telcel in connection with the proceeding begun in January 2001. Telcel appealed this ruling in June 2002. In September 2002, Cofeco ruled against this appeal. Telcel filed a lawsuit (demanda de nulidad) against this ruling in January 2003, the resolution of which is still pending. With respect to the administrative proceedings commenced in June 2001, Cofeco ruled against Telcel in December 2002, and Telcel appealed this ruling. In May 2003, Cofeco ruled against this appeal. In August 2003, Telcel filed a lawsuit (demanda de nulidad) against this ruling, which is pending. In December 2004, Telcel was notified of the initiation of further administrative proceedings in connection with the alleged anti-competitive behavior by certain distributors. The same month, Telcel filed a lawsuit (demanda de amparo) challenging Cofeco’s rights to initiate these proceedings. If Telcel is unsuccessful in challenging any of the aforementioned proceedings, they may result in fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

d) Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007.

The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was approved by the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or Cofetel). Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter.

Given the current status of the negotiations with dissenting operators, it is not possible to predict what effect a ruling against the Company could have on its financial condition.

e) CNVB

During 2003, América Móvil, S.A. de C.V. (América Móvil) received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the Securities and Exchange Commission (SEC) regarding Telcel’s entry into a capacity services agreement with Operadora Unefon in September 2003. To América Móvil’s knowledge, the investigation regards the alleged use by Operadora Unefon of the US$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon.

The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities.

f) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay a royalty on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but Telcel has made provisions in its financial statements with respect to this potential liability.

Telgua

g) Reversal of privatization

In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones (Guatel), a Guatemalan state agency that conducted the privatization of Telecomunicaciones de Guatemala, S.A. (Telgua). The declarations stated that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan State. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization of Telgua seeking reversal of the privatization.

In October 2001, the Guatemalan State announced a governmental accord issued by the President of Guatemala and the Cabinet Ministers establishing the principal terms and conditions of a settlement agreement among the Guatemalan State, Telgua, Guatel and America Central Tel S.A. (ACT), and ordering the Attorney General of Guatemala to enter into such agreement in the name and on behalf of the Guatemalan State. Under the terms of the settlement agreement, Telgua agreed, among other things, to invest approximately US$246 million in certain plant and equipment by 2004, which investments have been completed. This settlement was challenged in 2002 by certain former government officials, but the challenge was withdrawn in June 2004. Following this withdrawal, an order of the administrative court approving the settlement and terminating all related litigation became final and non appealable.

h) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the “District Court”) in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortuous interference with contract and fraud in connection with an international telecommunications service agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over US$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004.

In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit (the “Appeals Court”) challenging, among other things, the District Court’s March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. Neither America Movil or Telgua can assure you that the Appeals Court will affirm the District Court’s dismissal of Telgua. Telgua has not made provisions in its financial statements for these potential liabilities.

Comcel

i) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers.

Comcel has made provisions in its financial statements with respect to this potential liability on the basis of its counsel’s opinion. Neither America Móvil nor Comcel can assure that the amount of damages ultimately determined by the SIC will be consistent with Comcel’s counsel opinion. Comcel expects to continue exploiting all available legal actions after a decision on damages is rendered.

j) Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$30 million from Comcel. Comcel has made provisions in its financial statements with respect to this potential liability.

Telecom Americas

k) Tess and ATL-Telecom Leste

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or ANATEL) has challenged each of Tess, S.A. (Tess) and ATL-Telecom Leste, S.A. (ATL) regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately Reais 486 million (including potential penalties and interest) (approximately US$183 million) at December 31, 2004. Tess and ATL have made provisions in their financial statements for these potential liabilities.

l) BNDESPAR

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas will defend itself vigorously against these claims. Neither America Móvil or Telecom Americas can assure, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

m) Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against 23 other defendants, including all of our other operating subsidiaries in Brazil.

Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel may still file a motion requesting the reversal of this decision. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be removed on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. America Móvil and its Brazilian subsidiaries will continue vigorously defending their selves from these claims, and do not expect that there will be a resolution of these other cases within the next couple of years.

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case is now required to request the commencement of proceedings for execution of the judgment, seeking to prevent Americel from providing caller id services and to determine monetary damages for alleged past infringements. At this time, Americel does not know how the plaintiff intends to request that damages be determined. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. Americel has not made any provisions in its financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

CompUSA

n) COC Services

In January 2000, a lawsuit was filed in Texas against our affiliate CompUSA, Inc. (CompUSA) on behalf of COC Services, Ltd. (COC) alleging, among other things, breach of contract, tortuous interference and conspiracy in connection with a letter of intent for the franchising of retail stores in Mexico. In addition to our affiliate CompUSA, the lawsuit named as defendants James Halpin, CompUSA’s former chief executive officer, Mr. Carlos Slim Helú, our chairman, and certain other persons. The jury trial concluded in February 2001 with a jury verdict against CompUSA in the amount of US$90 million in actual damages. The verdict also awarded punitive damages in the amount of US$94.5 million against CompUSA and US$175 million against Mr. Halpin. Damages were also awarded against the remaining defendants.

In March 2001, our affiliate CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against our affiliate CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC has appealed this decision and the appeal is pending.

16. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2003 and 2004. All of the companies are considered América Móvils’ affiliates, as the Company’s principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,
	2003		2004
Accounts receivable:
Teléfonos de México, S.A. de C.V.	P	523,456	P.	704,376
Sanborns Hermanos, S.A. de C.V.		72,903		127,122
Sears Roebuck, S.A. de C.V.		42,776		62,655
Teléfonos del Noroeste, S.A. de C.V.		28,487		34,096
Seguros Inbursa, S.A. de C.V.		7,799
Others		6,005		49,049

	P	681,426	P.	977,298

	December 31,
	2003		2004
Accounts payable:
América Telecom, S.A. de C.V.	P	50,970	P	64,773
Fianza Guardiana Inbursa, S.A. de C.V.		27,887		65,172
Carso Global Telecom, S.A. de C.V.		22,897
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.		17,494
Seguros Inbursa S.A de C.V.				22,600
Others		16,997		4,619

Total	P	136,245	P	157,164

b) Neither Telmex nor América Móvil owns any capital stock in the other; however, both companies are controlled by the same group of stockholders. The relationship between Telmex and América Móvil principally consists of commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator including, among others, the interconnection of their respective networks and the use of facilities, particularly the co-location on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the Telmex’s spin-off and have continued in effect without significant modification following the spin-off. Many of these operational relationships are subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other unaffiliated parties.

c) In the years ended December 31, 2002, 2003 and 2004 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2002		2003		2004
Revenues:
Calling Party Pays (CPP) interconnection fees and other (1)	P.	9,200,271	P.	10,049,695	P.	11,290,894
Costs and expenses:
Payments for long-distance, circuits and others (2)		3,826,385		4,104,539		4,268,679
Commercial, administrative and general:
Advertising		492,042		561,359		659,653
Others, net		199,282		(4,849)		76,842
Interest expense (income), net		60,184		(4,950)		661

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space, and has the right to install its interconnection equipment.

e) The Company purchases materials and services from related parties under terms that it believes are no less favorable than it could obtain from unaffiliated parties. Such materials and services include insurance and bank services provided by Grupo Financiero Inbursa, S.A. and certain other related entities.

17. Stockholders’ Equity

a) Capital stock at December 31, 2002, 2003 and 2004, is represented by 12,916 million, 12,836 million and 12,264 million common shares with no par value, respectively, representing the fixed portion of capital.

An analysis of the shares at December 31, 2004 is as follows:

Millions of shares
3,647	Series AA voting shares
265	Series A voting shares
8,352	Series L limited voting rights

12,264

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

c) In April 2003 and 2004, the stockholders approved payment of a cash dividend of P. 0.060 and P. 0.12 per share, respectively, payable in four installments of P. 0.015 and P. 0.03 each in June, September and December of 2003 and 2004 and in March 2004 and 2005, respectively.

In 2000, América Móvil initiated a program to purchase its own shares. A charge is made to the reserve for purchase of the Company’s own shares for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

During the three year period ended December 31, 2004, the Company has purchased the following shares:

Year	Number of shares in million		Amount in thousands of Mexican pesos				Historical amounts in thousands of Mexican pesos
	“L” Shares	“A” Shares	“L” Shares		“A” Shares		“L” Shares		“A” Shares
2002	281.6	1.9	P.	2,291,556	P.	14,207	P.	2,038,972	P.	12,641
2003	66.2	0.2	P.	1,025,729	P.	368	P.	1,009,870	P.	330
2004	581.2	2.8	P.	12,370,533	P.	57,440	P.	12,155,736	P.	55,459

d) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

18. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. As part of the tax reforms passed in 2004, starting on January 1, 2005, tax consolidation may be comprehensive at 100% of the tax losses and taxable earnings of Mexican subsidiaries.

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2002, 2003 and 2004 was P. 1,427,131, P. 1,132,399 and P. 995,464, respectively. Such amounts were paid by crediting income tax paid in such years. Asset tax for the years ended December 31, 2002, 2003 and 2004, was determined on a consolidated basis.

3) The statutory income tax rate for 2002, 2003 and 2004 was 35%, 34% and 33% respectively.

As part of the tax reforms passed in 2004, starting on January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point a year until it reaches 28% in 2007 and succeeding years.

The effect of this gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a credit to operations of approximately P. 300 million.

At December 31, 2004, the balance of the restated contributed capital account (CUCA) and CUFIN was P. 38,373,794, and P. 28,379,721, respectively.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002		2003		2004
Current year income tax of Mexican Subsidiaries	P.	3,481,340	P.	2,779,302	P.	4,004,319
Current year income tax of foreign Subsidiaries		297,364		583,928		1,606,821
Deferred income tax of Mexican Operations		(400,730)		84,399		2,680,570
Effect of change in effective tax rate						(300,034)

Total	P.	3,377,974	P.	3,447,629	P.	7,991,676

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

The 2003 year income tax of Mexican subsidiaries includes a tax credit of P. 909 million (P. 864 million nominal) resulting from the favorable ruling handed down in an appeal against the tax authority’s rejection of certain deductions in connection with the fiscal treatment on the loss of sale of subsidiaries.

5) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31
	2002	2003	2004
Statutory income tax rate in Mexico	35.0%	34.0%	33.0%
Financing costs	0.2	2.9	3.5
Goodwill	0.5	1.42	0.7
Effect of change in effective tax rate			(0.4)
Sale of affiliates	(4.5)
Recoverably taxes		(7.4)
Asset tax	5.2	7.5
Royalties		(10.4)	(6.6)
Others	(8.1)	(2.4)	7.5

Effective tax rate for Mexican operations	28.3	25.6	37.7

Revenues and costs from foreign subsidiaries	(2.0)	(8.4)	(6.3)

Effective tax rate	26.3%	17.2%	31.4

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2003 and 2004, were as follows:

	December 31,
	2003		2004
Deferred tax assets
Liability provisions	P.	(1,100,942)	P.	(565,877)
Other		(83,792)		(248,051)
Deferred revenues		(1,114,666)		(1,131,344)
Tax loss carryforwards		(20,389,419)		(20,160,132)

		(22,688,819)		(22,105,404)

Deferred tax liabilities
Fixed assets		2,670,841		2,394,330
Inventories		987,035		1,530,363
Licenses		989,186		627,120
Sale and lease back		935,444		2,206,290
Royalties prepayment				1,298,864

		5,582,506		8,056,967
Valuation allowance		20,944,543		19,956,425

Deferred income tax liability		3,838,230		5,907,988
Deferred employee profit sharing liability				285,397

Deferred tax liability	P.	3,838,230	P.	6,193,385

7) The Company is legally required to pay employee profit sharing in addition to the compensations and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2001, 2002 and 2003 was 10% of taxable income.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico.

b) Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income and tax provisions of these subsidiaries in 2002, 2003 and 2004 were P. 1,399,717, P. 3,954,482, and P. 1,505,863; and P. 297,364, P. 583,928 and P. 1,606,821 respectively.

At December 31, 2004, America Móvil’s foreign subsidiaries have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

Millions of pesos at December 31, 2004
Years	Brazil		Argentina		USA		Colombia		Ecuador
1997	P.	46
1998		1,557			P.	308
1999		11,720
2000		7,721				650	P.	1,297	P.	389
2001		9,024				1,226		1,427		349
2002		7,474	P.	4,674		94		669		117
2003		4,726						853		22
2004		2,264		748

	P.	44,532	P.	5,422	P.	2,278	P.	4,246	P.	877

In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

Up to 2002, tax losses incurred in Colombia, may be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

Tracfone experienced a change in ownership as defined by U.S. Internal Revenue Code section 382, under which there is an annual limitation on Tracfone’s ability to realize the benefit of its loss carryforwards. As a result, some or all of Tracfone’s loss carryforwards may never be realized.

In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

In Guatemala and El Salvador there is no carryforward of tax losses against earnings of future years.

19. Stock option plan

During 2001, the Company established a stock option plan for most of its senior executives. The Compensation Committee and Board of Directors authorized the plan, reserving a total of 3,215,000 L Shares from the treasury. The subscription price for the 2001 plan is P. 1.00 per share. Participants under the plan may exercise 25% of the options during 2001, 25% during 2002, 25% during 2003, and the remaining 25% during 2004. Because the options do not expire if not exercised in a particular year, a participant could wait until the fourth anniversary of the plan to exercise 100% of the options granted. During 2002 and 2003, the Company established second and third plans, respectively, each of which functions under the same rules as the 2001 plan, except that the second plan established in 2002 has a one-year lag while the third plan established in 2003 has a two-year lag. Additional L Shares from treasury were reserved for such plans.

At December 31, 2003, 3,335,750 series “L” shares had been exercised, and in 2004, the participating executives exercised the reminder of their assigned options. The related charges to results of operations in 2002, 2003 and 2004 were P. 17,053, P. 70,986 and P. 49,216, respectively.

20. Subsequent events

a) On February 17, 2005, the Company issued senior notes in the amount of US$ 1,000 million (under the debt shelf program for US$ 2,000 million registered with the Securities and Exchange Commission on Form F-3, dated November 22, 2004) that matures in March 2035 and bears fixed interest of 6 3/8%. Interest is payable semiannually on September 1 and March 1 of each year. The notes are unconditionally guaranteed by Telcel.

b) On March 9, 2005, the Company determined to submit for the consideration of the General Shareholders’ Meeting, to be held on or about April 30th of 2005, the proposal to: (i) split the “AA”, “A” and “L” shares representative of its capital stock by a ratio of three to one; (ii) pay of a cash dividend from the net profit account for the amount of $0.21 (twenty one peso cents per share), (before the aforementioned split takes place), in four installments, for each of the “AA”, “A” and “L” shares representative of the company’s capital stock (which shall include the preferential dividend for the “L” shares); and (iii) increase the maximum amount of the resources which may be destined towards the repurchase of company shares during the 2005 fiscal year by five billion pesos.

21. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia and the United States. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information: A summary of the information by geographical segment, which is the way management analyzes results, is as follows. Honduras and Nicaragua are included in the concept of others, in accordance with generally accepted accounting principles.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2002
Operating revenues		44,608,840	4,860,537	1,368,194	4,037,995	3,488,694	51,577	4,461,767			(34,371)	62,843,233
Depreciation and amortization	260,655	4,116,676	1,309,464	238,038	961,812	1,996,325	(63,526)	175,635			57,849	9,052,928
Operating (loss) income	223,040	12,928,134	1,166,231	(115,302)	374,360	(948,683)	46,602	(270,242)			249,952	13,654,092
Interest expense, net	4,825,569	9,215,700	413,269	59,910	448,000	722,045	10,616				(13,069,174)	2,625,935
Segment assets	281,319,164	84,228,207	12,387,317	4,618,618	9,867,325	4,269,651	851,732	1,362,657			(275,266,846)	123,637,825
Plant, property and equipment, net	905,082	37,261,094	10,000,822	1,618,204	5,976,328	9,919,689	983,370	442,008			(843,210)	66,263,387
Goodwill, net	2,249,668		464,634	2,153,052	1,703,516		288,975				(270,874)	6,588,971
Trademarks					2,076,600	5,072,670						7,149,270
Licenses, net		1,782,734	628,788	321,013	2,402,638	11,678,665	244					16,814,082
December 31, 2003
Operating revenues		55,188,885	5,956,454	2,857,697	6,069,141	11,988,765	935,505	6,570,670	854,044		(19,854)	90,401,307
Depreciation and Amortization	1,192,723	4,964,937	1,430,852	476,023	1,471,247	4,543,971	101,373	206,541	168,642		41,812	14,598,121
Operating (loss) income	(1,267,228)	18,613,674	1,794,767	576,998	623,217	(2,244,760)	74,107	210,568	283,412		227,470	18,892,225
Interest expense, net	6,235,273	5,844,003	433,506	73,008	500,609	1,819,957	237,140		556		(11,172,745)	3,971,307
Segment assets	276,726,562	45,939,752	11,334,987	5,635,212	13,425,891	64,497,413	5,090,253	2,523,816	9,373,709		(276,785,168)	157,762,427
Plant, property and equipment, net	1,208,054	29,836,810	8,204,419	2,493,969	7,276,876	18,962,398	1,531,020	378,227	4,963,158			74,854,931
Goodwill, net	3,220,414		607,042	1,945,102	2,978,113		302,812				(608,463)	8,445,020
Trademarks					1,875,214	4,244,039	1,067,694		1,107,054			8,294,001
Licenses, net		1,634,079	671,882	269,590	2,759,682	20,926,839	673,185		344,527		(132,401)	27,147,383

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2004
Operating revenues		70,822,028	7,168,099	4,287,025	9,337,975	22,987,748	5,573,471	8,958,969	4,719,806	1,086,598	(194,922)	134,746,797
Depreciation and Amortization	1,148,819	5,081,770	1,444,813	575,681	1,873,690	6,699,219	438,857	200,564	1,007,947	157,140	(33,398)	18,595,102
Operating (loss) Income	(1,289,921)	25,537,168	2,355,022	884,736	611,834	(6,579,721)	(403,127)	317,662	1,610,453	163,491	286,060	23,493,657
Interest expense, net	6,607,196	5,764,401	562,171	109,279	460,991	2,589,009	43,972		10,929	33,888	(11,588,234)	4,593,602
Segment assets	287,268,672	81,744,690	14,321,704	7,394,595	21,734,606	58,369,170	7,078,466	3,922,382	10,621,925	4,504,177	(302,339,359)	194,621,028
Plant, property and equipment, net	713,513	27,256,972	9,784,975	3,151,512	10,061,253	24,239,666	2,605,018	355,151	5,019,513	1,725,868		84,913,441
Goodwill, net	2,944,273		384,553	1,558,282	3,184,143					1,452,161		9,523,412
Trademarks					1,618,182	3,578,355	913,514		947,188			7,057,238
Licenses, net		1,520,598	652,565	142,287	3,994,570	22,053,909	623,288		353,612	240,699	(1,610,397)	27,971,131

22. Differences between Mexican and U.S. GAAP

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

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P. 12,674,899, P. 20,220,480 and P. 39,006,829, for the years ended December 31, 2002, 2003 and 2004, respectively.

Cash Flow Information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these securities are disclosed as cash provided by (used in) operating activities.

Statement of Financial Accounting Standards (SFAS) No.95, “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the changes in trading securities, the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2002		2003		2004
Operating activities:
Net income	P.	6,350,557	P.	15,672,147	P.	16,663,423
Depreciation		7,353,666		10,850,191		13,011,771
Amortization		1,206,630		3,211,850		4,495,886
Amortization of loss of sale and lease back				140,998		483,491
Amortization of prepaid expenses				79,342		258,906
Effect of accounting change		(1,057,061)
Deferred taxes		127,431		1,418,840		3,321,518
Monetary effect		(3,053,342)		(2,560,390)		(3,146,049)
Equity in results of affiliates, minority interest and others		4,239,273		506,421		446,162
Effect of exchange rate differences on debt		(1,225,661)		1,465,864		3,293,672
Marketable securities		9,854,717		752,348		(1,753,912)
Change in operating assets and liabilities		2,449,271		(676,109)		(384,113)

Resources provided by operating activities		26,245,481		30,861,502		36,690,755
Financing activities:
New loans		44,022,962		23,680,609		47,888,467
Repayment of loans		(16,234,450)		(20,995,436)		(35,404,928)
Purchase of Company’s own shares and cash dividends paid		(2,956,148)		(1,861,216)		(13,999,922)

Resources provided by financing activities		24,832,364		823,957		(1,516,383)

Investing activities:
Investment in plant property and equipment		(26,609,861)		(22,003,115)		(20,042,119)
Investment in trademarks		(6,941,707)		(1,807,928)
Investment in licenses		(13,768,789)		(7,421,392)		(500,003)
Initial cash from companies acquired		1,642,955		916,602		322,083
Other investments		866,331		1,295,481		(3,473,220)

Resources used in investing activities		(44,811,071)		(29,020,352)		(23,693,259)

Effect of inflation accounting		818,461		(2,902,648)		(4,732,132)

Net increase (decrease) in cash and cash equivalents		7,085,235		(237,541)		6,748,981
Cash and cash equivalents at beginning of year		2,921,471		10,006,706		9,769,165

Cash and cash equivalents at end of year	P.	10,006,706		9,769,165	P.	16,518,146

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2002		2003		2004
Interest expense	P.	2,653,127	P.	2,684,388	P.	2,686,494
Income tax		4,167,139		3,336,566		1,956,304
Employee profit sharing		211,233		191,811		203,085

Cash flows from purchases of trading securities during 2002, 2003 and 2004 were P. 1,597,389, P. 389,827 and P. 6,744,317, respectively. Cash flows from sales of trading securities during 2002, 2003 and 2004 were P. 11,069,326, P. 1,607,925, and P. 5,229,025, respectively.

Capitalized Interest:

Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for US GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

Accrued Vacation Pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, and accordingly, has adjusted the expense for vacation pay during the period then ended. As stated in Note 2, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 7, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 7, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, plant, property and equipment and stockholders’ equity increased by P. 7,506,117 in 2003 and P. 8,959,955 in 2004 and depreciation expense increased by P. 438,520 in 2002, P. 460,880 in 2003 and P. 604,669 in 2004.

Deferred Income Tax and Deferred Employee Profit Sharing:

As explained in Note 2 under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items are:

•	the effect of income tax on the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets is applied as an adjustment to stockholders’ equity, and,

•	the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense under Mexican GAAP (included under the caption provisions in the income statement) are considered as operating expenses.

Significant components of deferred taxes under U.S. GAAP at December 31, 2003 and 2004 are as follows:

	2003						2004
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	P.	19,004,956			P.	19,004,956	P.	20,160,132			P.	20,160,132
Accrued liabilities		1,000,942	P.	422,543		1,423,485		565,877	P.	113,435		679,312
Deferred revenues		1,114,666		249,488		1,364,154		1,265,448		392,475		1,657,923
Other		205,332		15,012		220,344		248,051		23,945		271,996

Valuation allowance		(18,742,603)				(18,742,603)		(20,197,251)				(20,197,251)

Total deferred tax assets		2,583,293		687,043		3,270,336		2,042,257		529,855		2,572,112

Deferred tax liabilities:
Fixed assets		(5,772,771)		(560,667)		(6,333,438)		(5,278,046)		(503,134)		(5,781,180)
Inventories		(987,035)		(298,328)		(1,285,363)		(1,530,363)		(285,397)		(1,815,760)
Sale and lease back		(935,444)		(283,467)		(1,218,911)		(2,206,290)		(743,915)		(2,950,205)
Licenses		(989,186)		(143,588)		(1,132,774)		(627,120)		(134,174)		(761,294)
Royalties paid in advance								(1,298,864)				(1,298,864)
Others		(121,540)				(121,540)

Total deferred tax Liabilities		(8,805,976)		(1,286,050)		(10,092,026)		(10,940,683)		(1,666,620)		(12,607,303)

Net deferred tax liabilities	P.	(6,222,683)	P.	(599,007)	P.	(6,821,690)	P.	(8,898,426)	P.	(1,136,765)	P.	(10,035,191)

For Mexican GAAP purposes, net deferred income tax liabilities of P. 3,838,230 and P. 6,193,385 were recognized at December 31, 2003 and 2004.

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders’ equity, immediately after total majority stockholders’ equity. Under U.S. GAAP, minority interest is generally not presented as a component of stockholders’ equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders’ equity, decreasing its total stockholders’ equity by P. 5,363,342 and P. 1,659,414 at December 31, 2003 and 2004, respectively. In addition, minority interest as reported in the income statement under Mexican GAAP in the statement of operations of P.146,892, P. (370,109) and P. (353,399) in 2002, 2003 and 2004, respectively have been excluded from the income statement reconciliation.

Unrealized gains and losses

In accordance with Statements of Financial Accounting Standard No.115 “Accounting for Certain Investments in Debt and Equity Securities” unrealized gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain is realized it is recognized in the statement of operations.

Goodwill and other intangibles assets:

SFAS No. 142, “Goodwill and Other Intangible Assets” prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually (See note 2m). Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted SFAS 142 in 2002. Application of the nonamortization provisions of Statement 142 resulted in an increase in net income of P. 1,764,245, P. 1,154,697 and P. 1,100,032 in 2002, 2003 and 2004, respectively.

In 2002, 2003 and 2004, the Company performed the required impairment tests of goodwill and indefinite-lived intangible assets, and the tests did not result in an impairment charge.

Negative Goodwill:

In 2000, under U.S. GAAP, the excess value of ATL when contributed to Telecom Américas, was considered negative goodwill and was being amortized over a ten-year period. In 2002 as a result of the application of SFAS No. 141, the Company included in the U.S. GAAP reconciliation, as a cumulative effect of an accounting change the write off of the unamortized balance of such negative goodwill in the amount of P. 1,057,061.

Also in 2002 the remaining percentage of América Móvil´s interest in ATL was contributed to Telecom Américas. Under Mexican GAAP, the excess value of ATL in the amount of P. 676,975 was considered a gain and included under the caption other income, net. For US GAAP purposes since this was considered a step acquisition, this excess was accounted for as negative goodwill and netted against the previously acquired positive goodwill of ATL in the U.S. GAAP reconciliation.

Net Gain (loss) on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P. 239,840 (América Móvil’s equity interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by Grupo Telvista on such sale, was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2002, 2003 and 2004, Grupo Telvista amortized P. 59,378, P. 52,596 and P. 80,058, respectively (América Móvil’s equity interest); therefore, net adjustments of P. 180,462, P. 52,596 and P. 80,058 in 2002, 2003 and 2004, respectively, are included in the US GAAP reconciliation.

In 2003, as mentioned in Note 9, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., (“USCO”). As a result, a loss of P. 293,496 was recognized under Mexican GAAP. For US GAAP purposes, this transaction was considered a transaction between entities under common control; therefore, the loss is accounted for as a reduction of retained earnings.

Employee Benefit Obligations:

As previously mentioned in note 2, the Company recognizes the cost for seniority premiums on the basis of actuarial computations as required by Mexican Bulletin D-3. This Bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87.

The differences between D-3 and SFAS 87, as they relate to the Company are not presented because such information is considered to be immaterial in relation to the consolidated financial statements taken as a whole.

Reporting Comprehensive Income:

Cumulative effects of the surplus from restatement of stockholder’s equity, deferred taxes on the difference between indexed cost and replacement cost, the effect of translation of financial statements foreign entities and unrealized gains on securities included in comprehensive income at December 31, 2004, that increased (decreased) stockholder’s equity are P. 740,273, P. 1,154,679, P. (2,140,040) and P. 3,800 respectively.

Accounting for Derivative Instruments and Hedging Activities:

For U.S. GAAP reporting, the Company has adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value recognized immediately in earnings, unless the derivative qualifies as a “hedge” as defined in SFAS 133 for which certain special accounting treatment is permitted.

As of December 31, 2002, 2003 and 2004, there were no differences in accounting for derivative instruments between Mexican and U.S. GAAP, as they relate to the Company.

Asset Retirement Obligations:

As mentioned in Note 2(o) and as shown in Note 12, under the requirements of Mexican Bulletin C-9, the Company recognized a provision at present value of P. 196,633 for cost related to retirement of assets; therefore, no reconciling item is included in the US GAAP reconciliation.

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

Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

Accounting for Consideration Given by a Vendor to a Customer

EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (EITF 01-9) addresses the income statement characterization of consideration given by a vendor to a customer. EITF 01-9 is relevant to the Company particularly in respect to accounting for commissions paid to distributors with respect to the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period. Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P. 4,254,500, P. 4,343,187 and P. 7,632,140 at December 31, 2002, 2003 and 2004, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 “Accounting for revenue arrangements with multiple deliverables” addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. Adoption of EITF 00-21 represented a reduction of net income of P. 243,065 net of taxes in 2004.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments. The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the domestic senior notes at December 31, 2003 and 2004. As of December 31, 2003 and 2004, the carrying value of total debt is P. 50,827,705 and P. 56,553,594, respectively. The fair value is P. 52,393,530 at December 31, 2003 and P. 54,694,193 at December 31, 2004.

As of December 31, 2002, 2003 and 2004, the estimated fair value of the cross currency swaps amounts to P. 156,864, P. 247,398 and P. 297,357, respectively. Additionally, at December 31, 2003 and 2004, the Company has interest-rate swaps with and estimated fair value of P. 247,732 and P. (17,799), respectively.

Stock options:

As mentioned in Note 19, in December 2004, the Company allowed all participants under the stock options plans to exercise all outstanding options whether or not vested under the original terms of the plans and cancelled such plans. Under local GAAP, due to the immateriality of the amounts involved, the Company has expensed the difference between the market value of the total authorized shares and the subscription price. Differences between the amount expensed under Mexican GAAP and the stock based compensation expense that would have been included in net income for US GAAP purposes, if the fair value based method had been applied to all awards are immaterial to the accompanying financial statements.

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2002		2003		2004
Net income as reported under Mexican GAAP	P.	4,885,078	P.	16,181,886	P.	16,866,717
U.S. GAAP adjustments:
Capitalized interest or net financing cost		69,580				609,716
Depreciation of capitalized interest		(156,118)		(157,737)		(150,315)
Accrued vacation pay		(37,829)		225,053

Deferred income tax on U.S. GAAP adjustments		(635,354)		(1,439,809)		(54,244)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(438,520)		(460,880)		(604,669)
Deferred employee profit sharing on U.S. GAAP adjustments		107,193		105,368		(601,341)
Minority interest		146,892		(370,109)		(353,399)
Unrealized losses (gains) on available-for-sale securities		413,457				(3,800)
Non-amortization of goodwill		1,764,245		1,154,697		1,100,032
Application of additional negative goodwill of ATL to goodwill		(676,975)
Net loss on sale to affiliate				293,496
Net (gain) loss on sale to affiliate, net		(180,462)		52,596		80,058
Effect of accounting change		1,057,061
Effect of adoption of EITF 00-21						(419,076)
Effects of inflation accounting on U.S. GAAP Adjustments		32,309		87,586		193,744

Total U.S. GAAP adjustments, net		1,465,479		(509,739)		(203,294)

Net income under U.S. GAAP	P.	6,350,557	P.	15,672,147	P.	16,663,423

Weighted average of common shares outstanding as of December 31, (in million):		13,123		12,912		12,502

Net income per share under U.S. GAAP (in pesos):	P.	0.48	P.	1.21	P.	1.33

After giving effect to the foregoing adjustments for accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill and the application of additional negative goodwill of ATL to goodwill in 2002, as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 14,003,285, P. 19,497,921 and P. 22,278,518 in 2002, 2003 and 2004, respectively.

	December 31,
	2003		2004
Total stockholders’ equity under Mexican GAAP	P.	72,803,965	P.	77,567,889
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		1,388,440		1,998,156
Accumulated depreciation of capitalized interest or net financing cost		(604,749)		(755,064)
Deferred income tax from US GAAP		(1,616,948)		(1,753,073)
Deferred employee profit sharing from US GAAP		(592,367)		(1,136,765)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		(774,147)		(951,970)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		7,506,117		8,959,955
Minority interest		(5,363,342)		(1,659,414)
Non-amortization of goodwill		2,918,942		4,018,974
Application of additional negative goodwill of ATL to Goodwill		(676,974)		(676,974)
Effect of adoption EITF 00-21				(419,076)
Net gain on sale to affiliate		(127,866)		(47,808)

Total U.S. GAAP adjustments, net		2,057,106		7,576,941

Total stockholders’ equity under U.S. GAAP	P.	74,861,071	P.	85,144,830

Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”. This statement clarifies that the definition of cost as applied to inventories is understood to mean acquisition and production costs and that other items such as abnormal freight, handling costs and spoilage require treatment as current period charges rather than inventory cost. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the impact of the adoption of SFAS No. 151 to have a material effect on the results of operations or financial position.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Under U.S. GAAP at December 31, 2003 and 2004

(Thousands of Constant Pesos with purchasing power as of December 31, 2004)

			Retained earnings
	Capital Stock		Reserve for purchase of Company’s own		Legal reserve		Unappropriated		Total		Other accumulated comprehensive income (loss)		Comprehensive (loss)		Total
Balances at December 31, 2001	P.	33,234,211	P.	3,914,963	P.	437,187	P.	28,511,808	P.	32,863,958	P.	(233,397)			P.	65,864,772
Cash purchase of Company’s own shares		(7,976)		(2,297,787)						(2,297,787)						(2,305,763)
Dividends paid								(650,385)		(650,385)						(650,385)
Comprehensive income:
Net income for the year								6,350,557		6,350,557			P.	6,350,557		6,350,557
Other comprehensive income:
Effect of translation of foreign entities												(15,841,734)		(15,841,734)		(15,841,734)
Unrealized gains on securities												(413,457)		(413,457)		(413,457)

Comprehensive income														(9,904,634)

Balances at December 31, 2002		33,226,235		1,617,176		437,187		34,211,980		36,266,343		(16,488,588)				53,003,990
Cumulative effect of adoption of a new accounting principle								(117,890)		(117,890)						(117,890)
Excess of the book value over price paid to acquired minority Interest								(187,741)		(187,741)						(187,741)
Increase in reserve for purchase of Company’s own shares				5,387,831				(5,387,831)
Cash purchase of Company’s own shares		(1,803)		(1,024,294)						(1,024,294)						(1,026,097)
Dividends paid								(835,119)		(835,119)						(835,119)
Comprehensive income:
Net income for the year								15,672,147		15,672,147			P.	15,672,147		15,672,147
Other comprehensive income:
Effect of translation of foreign entities												7,353,835		7,353,835		7,353,835
Deferred taxes allocate to equity, net of effect of inflation												1,291,442		1,291,442		1,291,442
Net loss on sale of affiliate to an entity under common control								(293,496)		(293,496)						(293,496)

Comprehensive income													P.	24,317,424

Balances at December 31, 2003		33,224,432		5,980,713		437,187		43,062,050		49,479,950		(7,843,311)				74,861,071
Transaction between entities under common control								18,235		18,235						18,235
Increase in reserve for purchase of Company’s own shares				10,341,000				(10,341,000)
Cash purchase of Company’s own shares		(15,179)		(12,412,794)						(12,412,794)						(12,427,973)
Dividends paid								(1,571,949)		(1,571,949)						(1,571,949)
Comprehensive income:
Net income for the year								16,663,423		16,663,423			P.	16,663,423		16,663,423
Other comprehensive income:
Effect of translation of foreign entities												7,456,289		7,456,289		7,456,289
Unrealized gains on securities												3,800		3,800		3,800
Deferred taxes allocate to equity, net of effect of inflation												141,934		141,934		141,934

Comprehensive income													P.	24,265,446

Balances at December 31, 2004	P.	33,209,253	P.	3,908,919	P.	437,187	P.	47,830,759	P.	52,176,865	P.	(241,288)			P.	85,144,830

23.- Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the American market. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Statements

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2003 and 2004 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2004 of the Company and Telcel. These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial statements for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2003
Current assets:
Cash and cash equivalents	P.	63,393	P.	1,414,696	P.	8,291,076			P.	9,769,165
Marketable securities						836,126				836,126
Accounts receivable, net		12,083		3,164,675		8,830,350				12,007,108
Related parties		10,159,810		1,121,088		37,636,926	P.	(48,236,398)		681,426
Inventories, net				2,983,282		2,517,372				5,500,654
Other current assets				967,354		1,325,395				2,292,749
Plant property and equipment, net				22,803,076		52,051,855				74,854,931
Investments		69,771,072		23,985,180		2,680,871		(93,756,252)		2,680,871
Intangible assets, net				6,872,770		42,266,627				49,139,397
Total assets	P.	80,006,358	P.	63,312,121	P.	156,436,598	P.	(141,992,650)	P.	157,762,427
Liabilities:
Short-term debt	P.	536,980	P.	476,066	P.	11,723,670			P.	12,736,716
Current liabilities		194,879		18,101,490		29,347,811	P.	(18,532,254)		29,111,927
Long-term debt		11,833,875		2,700,695		24,600,895				39,135,465
Other non-current liabilities				31,433,078		2,245,420		(29,704,144)		3,974,354
Total liabilities		12,565,734		52,711,329		67,917,796		(48,236,398)		84,958,462
Total majority stockholders’ equity		67,440,624		10,600,792		83,155,460		(93,756,253)		67,440,623
Minority interest						5,363,342				5,363,342
Total stockholders’ equity under Mexican GAAP		67,440,624		10,600,792		88,518,802		(93,756,253)		72,803,965
Total liabilities and stockholders’ equity	P.	80,006,358	P.	63,312,121	P.	156,436,598	P.	(141,992,651)	P.	157,762,427

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
December 31, 2004
Current assets:
Cash and cash equivalents	P.	328	P.	7,598,985	P.	8,918,833			P.	16,518,146
Marketable securities						2,590,038				2,590,038
Accounts receivable, net				5,480,079		15,327,520				20,807,599
Related parties		35,121,974		2,178,350		24,833,919	P.	(61,156,945)		977,298
Inventories, net				5,373,275		5,869,956				11,243,231
Other current assets		2,593		3,062,060		111,499				3,176,152
Plant property and equipment, net				18,157,999		66,755,442				84,913,441
Investments		81,975,038		22,959,514		652,070		(104,934,552)		652,070
Intangible assets, net		105,287		9,329,373		44,308,393				53,743,053
Total assets	P.	117,205,220	P.	74,139,635	P.	169,367,670	P.	(166,091,497)	P.	194,621,028
Liabilities:
Short-term debt	P.	450,000	P.	750,183	P.	4,192,305			P.	5,392,488
Current liabilities		2,108,469		19,426,785		60,740,271	P.	(32,918,382)		49,177,143
Long-term debt		38,663,158		3,553,366		13,870,829				56,067,353
Other non-current liabilities		75,118		32,922,645		1,656,955		(28,238,563)		6,416,155
Total liabilities		41,296,745		56,452,979		80,460,360		(61,156,945)		117,053,139
Total majority stockholders’ equity		75,908,475		17,686,656		87,247,896		(104,934,552)		75,908,475
Minority interest						1,659,414				1,659,414
Total stockholders’ equity under Mexican GAAP		75,908,475		17,686,656		88,907,310		(104,934,552)		77,567,889
Total liabilities and stockholders’ equity	P.	117,205,220	P.	74,139,635	P.	169,367,670	P.	(166,091,497)	P.	194,621,028

Condensed consolidated statements of operations:

For the year ended December 31, 2002
Total revenues			P.	44,608,839	P.	23,998,105	P.	(5,763,711)	P.	62,843,233
Total cost and expenses operating	P.	34,545		36,366,827		18,712,666		(5,924,897)		49,189,141
Operating (loss) income		(34,545)		8,242,012		5,285,439		161,186		13,654,092
Interest income (expense), net		318,437		(5,809,081)		4,338,949				(1,151,694)
Exchange loss, net		(251)		(2,481,233)		875,844				(1,605,640)
Monetary effect, net		26,400		1,849,390		1,145,242				3,021,033
Other financing income (cost), net						(1,339,851)				(1,339,851)
Other (loss) income, net				(1,578,697)		2,023,963		(161,186)		284,080
Tax provision		115,174		447,277		3,028,326				3,590,777
Equity in results of affiliates		4,837,101		4,332,841		(4,386,165)		(9,169,943)		(4,386,165)
Net income	P.	5,031,970	P.	4,107,956	P.	5,061,987	P.	(9,169,943)	P.	5,031,970
Minority net (loss) income					P.	(146,892)			P.	(146,892)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2003
Total revenues			P.	55,188,885	P.	44,534,897	P.	(9,322,475)	P.	90,401,307
Total cost and expenses operating	P.	90,753		44,262,517		36,486,190		(9,330,378)		71,509,082
Operating (loss) income		(90,753)		10,926,368		8,048,707		7,902		18,892,225
Interest income (expense), net		248,589		(5,711,971)		6,923,377		(2,925,091)		(1,465,096)
Exchange gain, net		15		4,634,447		3,134,441		2,925,090		1,425,099
Monetary effect, net		52,240		1,543,981		876,581				2,472,804
Other financing cost, net						(199,224)				(199,224)
Other loss, net		(339)		(620,260)		(470,673)		(7,903)		(1,099,176)
Tax provision		95,220		(592,272)		4,205,487				3,708,434
Equity in results of affiliates		15,697,245		5,428,359		(136,307)		(21,125,605)		(136,312)
Net income	P.	15,811,777	P.	7,524,302	P.	13,601,302	P.	(21,125,605)	P.	15,811,777
Minority interest net income (loss)					P.	370,109			P.	370,109

For the year ended December 31, 2004
Total revenues			P.	70,822,028	P.	73,912,760	P.	(9,987,991)	P.	134,746,797
Total cost and expenses operating	P.	128,031		55,355,447		65,799,483		(10,029,821)		111,253,140
Operating (loss) income		(128,031)		15,466,581		8,113,277		41,830		23,493,657
Interest (expense) income, net		(1,708,823)		(4,934,124)		4,364,987				(2,277,960)
Exchange (loss) gain, net		(243,838)		440,701		2,247,468				2,444,331
Monetary effect, net		244,870		1,697,037		1,010,398				2,952,305
Other financing cost, net						(1,210,282)				(1,210,282)
Other (loss) income, net		(22,244)		125,935		27,014		(41,830)		88,875
Tax provision		(321,925)		4,125,509		4,727,862				8,531,446
Equity in results of affiliates		18,049,459		3,884,622		(92,763)		(21,934,081)		(92,763)
Net income	P.	16,513,318	P.	12,555,243	P.	9,732,237	P.	(21,934,081)	P.	16,866,717
Minority net income (loss)					P.	(353,399)			P.	(353,399)

Condensed consolidated statements of changes in financial position:

December 31, 2002
Operating activities:
Net income	P.	4,885,078	P.	4,107,956	P.	5,061,989	P.	(9,169,945)	P.	4,885,078
Non-cash items		(4,837,104)		(1,368,835)		10,117,267		9,169,945		13,081,273
Changes in operating assets and liabilities:		(3,044,866)		597,674		4,896,463				2,449,271
Resources (used in) provided by operating activities		(2,996,892)		3,336,795		20,075,719				20,415,622
Financing activities:
Bank loans, net		5,158,085		(377,381)		20,921,797				25,702,501
Dividends paid		(650,385)								(650,385)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(2,305,763)		69,251				(69,251)		(2,305,763)
Resources (used in) provided by financing activities		2,201,937		(308,130)		20,921,797		(69,251)		22,746,353

	Parent	Wholly-owned Guarantor Subsidiary	Combined non- guarantor Subsidiaries	Eliminations	Consolidated Total
Investing activities:
Investment in telephone plant		(1,315,294)	(25,492,792)		(26,808,086)
Investment in subsidiaries and affiliated companies	796,813	(752,934)	2,396,156	69,251	2,509,286
Marketable securities			9,854,717		9,854,717
Investment in licenses			(21,632,657)		(21,632,657)
Resources provided by (used in) investing activities	796,813	(2,068,228)	(34,874,576)	69,251	(36,076,740)
Net increase (decrease) in cash and cash equivalents	1,858	960,437	6,122,940		7,085,235
Cash and cash equivalents at beginning of the Period	124	468,940	2,452,407		2,921,471
Cash and cash equivalents at end of the period	P. 1,982	P. 1,429,377	P. 8,575,347		P. 10,006,706

For the year ended December 31, 2003

Operating activities:
Net income	P. 16,181,886	P. 7,524,302	P. 13,601,302	P. (21,125,605)	P. 16,181,886
Non-cash items	(15,697,245)	(2,119,906)	11,730,717	21,125,605	15,039,171
Changes in operating assets and liabilities:	75,993	(2,958,483)	2,206,384		(676,107)
Resources (used in) provided by operating activities	560,633	2,445,913	27,538,403		30,544,949
Financing activities:
Bank loans, net	897,216	940,786	(495,354)		1,342,648
Dividends paid	(835,119)	(3,724,011)		3,724,011	(835,119)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares	(1,026,097)				(1,026,097)
Resources provided by (used in) financing activities	(964,000)	(2,783,225)	(495,354)	3,724,011	(518,568)

Investing activities:
Investment in telephone plant		2,448,830	(25,968,863)		(23,520,033)
Investment in subsidiaries and Affiliated companies	464,776	(2,126,201)	4,080,356	(3,724,011)	(1,305,080)
Marketable securities			752,348		752,348
Investments in trademarks			3,517,164		3,517,164
Investment in licenses			(9,708,321)		(9,708,321)
Resources provided by (used in) investing activities	464,776	322,629	(27,327,316)	(3,724,011)	(30,263,922)
Net increase decrease in cash and cash equivalents	61,409	(14,683)	(284,267)		(237,541)
Cash and cash equivalents at beginning of the period	1,983	1,429,379	8,575,344		10,006,706
Cash and cash equivalents at end of the period	P. 63,392	P. 1,414,696	P. 8,291,077		P. 9,769,165

	Parent		Wholly-owned Guarantor Subsidiary		Combined non- guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2004
Operating activities:
Net income	P.	16,513,318	P.	12,555,243	P.	9,732,237	P.	(21,934,081)	P.	16,866,717
Non-cash items		(18,049,459)		3,692,181		13,776,995		21,934,081		21,353,798
Changes in operating assets and liabilities:		(23,604,812)		(10,050,557)		33,271,256				(384,113)
Resources provided by operating activities		(25,140,953)		6,196,867		56,780,488				37,836,402
Financing activities:
Bank loans, net		27,277,861		1,124,446		(18,814,647)				9,587,660
Dividends paid		(1,571,949)		(4,796,723)				4,796,723		(1,571,949)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,427,973)		(1,475,811)				1,475,811		(12,427,973)
Resources provided by financing activities		13,277,939		(5,148,088)		(18,814,647)		6,272,534		(4,412,262)
Investing activities:
Investment in telephone plant				225,221		(21,454,083)				(21,228,862)
Investment in subsidiaries and affiliated companies		11,799,951		4,910,288		(9,531,515)		(6,272,534)		906,190
Marketable securities						(4,057,327)				(4,057,327)
Investments in trademarks						(1,753,912)				(1,753,912)
Investment in licenses						(541,248)				(541,248)
Resources used in investing activities		11,799,951		5,135,509		(37,338,085)		(6,272,534)		(26,675,159)
Net increase (decrease) in cash and cash equivalents		(63,063)		6,184,288		627,756				6,748,981
Cash and cash equivalents at beginning of the period		63,393		1,414,696		8,291,076				9,769,165
Cash and cash equivalents at end of the period	P.	330	P.	7,598,984	P.	8,918,832			P.	16,518,146

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 22, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 22, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2002	2003	2004
Net income as reported under Mexican GAAP	P. 4,107,956	P. 7,524,302	P. 12,555,243
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net	(86,538)	(157,738)	(141,658)
Accrued vacation pay	(37,829)	225,052

Deferred income tax and employee profit sharing adjustments	(619,055)	605,203	419,397
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(136,038)	2,147	(9,138)
Effect of adoption of EITF 00-21			(157,154)
Effects of inflation accounting on U.S. GAAP Adjustments	26,695	127,034	170,819
Effects of U.S. GAAP adjustments on subsidiaries, net	105,666	(923,143)	(1,259,441)

Total U.S. GAAP adjustments, net	(747,099)	(121,445)	(977,175)

Net income under U.S. GAAP	P. 3,360,857	P. 7,402,857	P. 11,578,068

	December 31,
	2003	2004
Total stockholders’ equity under Mexican GAAP	P. 10,600,792	P. 17,686,656
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net	783,690	642,032
Deferred income tax and employee profit sharing adjustments	(2,073,762)	(1,591,175)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI	203,317	886,788
Effect of adoption of EITF 00-21		(157,154)
Effect of U.S. GAAP adjustments on subsidiaries, net	1,234,428	7,203

Total U.S. GAAP adjustments, net	147,673	(212,306)

Total stockholders’ equity under U.S. GAAP	P. 10,748,465	P. 17,474,350