Form 20-F
period 2005-12-31
AMERICA MOVIL SA DE CV/
filed 2006-06-30
CIK 1129137

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2005

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

Series A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2005:

10,915 million	AA Shares
761 million	A Shares
24,570 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

PART I

Item 3.    Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005. Our financial statements have been prepared in accordance with Mexican GAAP and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(g) to our audited consolidated financial statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 20 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2005.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 20 to our audited consolidated financial statements.

On July 18, 2005, we effected a three-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 10.71 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2005.

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

	As of and for the year ended December 31,
	2001		2002		2003		2004		2005		2005
	(millions of constant pesos as of December 31, 2005)(1)										(millions of U.S. dollars)(1)
Income Statement Data:
Mexican GAAP
Operating revenues	Ps.	49,408	Ps.	64,936	Ps.	93,412	Ps.	139,234	Ps.	182,153	U.S.$	17,006
Operating costs and expenses		42,155		50,827		73,891		114,958		148,457		13,860
Depreciation and amortization		5,347		9,354		15,084		19,214		21,264		1,985
Operating income		7,253		14,109		19,521		24,276		33,696		3,146
Comprehensive financing cost (income)		723		1,112		(2,307)		(1,972)		1,194		112
Net income (loss)		(989)		5,200		16,338		17,063		31,641		2,955
Net income (loss) per share:
Basic(2)		(0.02)		0.13		0.42		0.45		0.87		0.08
Diluted(3)		(0.02)		0.13		0.42		0.45		0.87		0.08
Dividends declared per share(4)		0.013		0.015		0.020		0.040		0.37		0.034
Dividends paid per share(5)		0.010		0.014		0.019		0.035		0.37		0.034
Weighted average number of shares outstanding (millions):
Basic		39,597		39,369		38,736		37,506		36,538
Diluted		39,597		39,369		38,742		37,518		36,538

U.S. GAAP
Operating revenues(6)	Ps.	44,530	Ps.	60,540	Ps.	88,924	Ps.	130,915		169,906	U.S.$	15,864
Operating costs and expenses		37,855		46,071		68,776		107,894		138,723		12,952
Depreciation and amortization		5,974		8,845		14,758		18,858		23,193		2,165
Operating income		6,675		14,469		20,148		23,021		31,183		2,911
Comprehensive financing cost (income)		790		774		(2,144)		(2,443)		(1,261)		(118)
Net income (loss)		(728)		6,562		16,194		17,218		31,618		2,952
Net income (loss) per share:
Basic(2)		(0.017)		0.16		0.42		0.46		0.87		0.081
Diluted(3)		(0.017)		0.16		0.42		0.46		0.87		0.081

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net	Ps.	47,753	Ps.	68,470	Ps.	77,348	Ps.	87,741	Ps.	111,841	U.S.$	10,442
Total assets		110,685		127,755		163,015		201,102		229,994		21,473
Short-term debt and current portion of long-term debt		7,531		11,562		13,161		5,572		17,007		1,588
Long-term debt		18,123		40,650		40,438		57,934		51,530		4,811
Total stockholders’ equity(7)		67,643		55,592		75,228		80,151		85,661		7,998
Capital stock		33,913		33,905		33,903		33,887		33,878		3,163
Number of outstanding shares (millions):
Series AA		11,421		10,941		10,941		10,941		10,915
Series A		945		873		837		795		761
Series L		27,231		26,934		26,730		25,056		24,570

U.S. GAAP
Property, plant & equipment, net	Ps.	51,213	Ps.	69,715	Ps.	83,577	Ps.	98,283	Ps.	126,789	U.S.$	11,837
Total assets		115,207		131,096		172,372		215,098		247,880		23,144
Short-term debt and current portion of long-term debt		7,531		11,562		13,161		5,572		17,007		1,588
Long-term debt		18,123		40,650		40,438		57,934		51,530		4,811
Minority interest		894		1,331		5,542		1,714		1,022		95
Total stockholders’ equity		68,058		54,769		77,354		87,980		98,950		9,238
Capital stock		34,341		34,333		34,331		34,315		34,305		3,203

Subscriber Data:
Number of subscribers (in thousands)		26,594		31,600		43,725		61,107		93,329
Subscriber growth		55.3%		18.8%		38.4%		39.8%		52.7%

(see footnotes on following page)

(1)	Except per share, share capital and subscriber data.
(2)	We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3)	We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(5)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financials – Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	The differences between our Mexican and U.S. GAAP operating revenues include (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer”, which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican GAAP to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See note 20 to our audited consolidated financial statements.
(7)	Includes minority interest.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2001	9.9720	8.9460	9.32540	9.1560
2002	10.4250	9.0020	9.7458	10.4250
2003	11.4063	10.1130	10.8463	11.2420
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275

2005
July	10.8010	10.5855
August	10.8950	10.5750
September	10.8880	10.6800
October	10.9380	10.6870
November	10.7700	10.5700
December	10.7725	10.4135

2006
January	10.6430	10.4369
February	10.5286	10.4315
March	10.9475	10.4620
April	11.1600	10.8560
May	11.3050	10.8410

(1)	Average of month-end rates.

On June 21, 2006, the noon buying rate was Ps. 11.4230 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and, as a result, can also affect the market price of the ADSs.

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

We anticipate that competition will lead to increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the near future, including Mexico and Brazil. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

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

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel’s business is subject to extensive government regulation, principally by the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), the Federal Competition Commission (Comisión Federal de Competencia, or “Cofeco”) and the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry (Secretaría de Comunicaciones y Transportes) is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Cofetel recently issued regulations that, effective October 2006, extend the “calling party pays” system to all calls terminating in mobile phones in Mexico. Currently, the “calling party pays” system applies to calls within a local area. Under the new regulations, all airtime regardless of the location within Mexico of the recipient of the call will be paid by the calling party. It is unclear how these regulations will affect our business and results. We believe these regulations could result in an increase in usage and number of subscribers, but could reduce revenues per call.

Many Latin American countries have recently deregulated and privatized the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, the Brazilian national telecommunications agency (ANATEL) has initiated hearings to discuss the possible adoption of cost-based methods for determining interconnection fees charged by operators belonging to an economic group with significant market power. It is not yet clear how the determination of whether an operator belongs to an economic group with significant market share would be made for purposes of this proposed regulation. Given the size of our operations in Brazil, we may be deemed to belong to an economic group with significant market power. If these methods are ultimately adopted and we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

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

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction. We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but subsequent to the auction Cofeco challenged the award of this additional spectrum based on restrictions imposed by Cofeco on the amount of overall spectrum that could be awarded to bidders. We challenged Cofeco’s determination in court, and recently lost (as well as Telefónica Móviles). As a result, we will not be able to acquire the right to use this additional spectrum, which may now be offered by Cofetel to other bidders in future auctions. We cannot assure that we will be allowed to participate in any such new auctions.

Participation in spectrum auctions requires prior governmental authorization (including prior approval from Cofeco).

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

In Mexico, the Mexican federal telecommunications law (Ley Federal de Telecomunicaciones, or the “Telecommunications Law”) and Telcel’s concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Telecommunications Law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.5% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 38.5% of our total wireless subscribers as of December 31, 2005 and 49.2% of our consolidated revenues during 2005. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE and BCP, increased its share of our total wireless subscribers from 16.4% as of December 31, 2002 to 20% as of December 31, 2005, and it accounted for 16.8% of our consolidated revenues during 2005. These investments outside Mexico have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries (including Telcel) are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted or require us to divest of assets. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in “Legal Proceedings” under Item 8.

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

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month periods ended December 31, 2005 and 2004 was 2.81% and 2.90%, respectively. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we have since launched GSM services in Argentina, Brazil, Colombia, Ecuador, Guatemala, Uruguay, Honduras, Nicaragua and El Salvador and are currently deploying or expanding GSM networks in Paraguay, Chile and Peru. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2005, Telcel refunded to its customers approximately Ps. 1.8 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

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

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

We are controlled by one shareholder

A majority of our voting shares are directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and chairman of our board of directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that América Telecom will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A. de C.V., or “Telmex,” and certain of its subsidiaries and with certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

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

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or “SEC”, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Chile, Peru and Mexico, are expected to hold elections during 2006. We cannot predict whether changes in current administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2005, Mexico’s gross domestic product, or “GDP,” grew by 2.7% in real terms. In 2004, GDP grew by 4.4%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 3.3% for 2005.

Presidential elections in Mexico are scheduled for July 2006. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. President Vicente Fox from the National Action Party (Partido Acción Nacional, or “PAN”), won the presidency on July 2, 2000, but his party has not succeeded in securing a majority in the Mexican congress. The presidential race is highly contested among a number of different parties, including the Institutional Revolutionary Party (Partido Revolucionario Institucional, or “PRI”), which governed for more than 70 years prior to the election of President Fox, the PAN, and the Party of the Democratic Revolution (Partido de la Revolución Democrática, or “PRD”), each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.

Brazil has also experienced slow economic growth over the past several years. Brazil’s GDP grew by an estimated 2.3% in real terms in 2005, compared to a growth rate of 4.9% in 2004. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 9.3% in 2003, 7.6% in 2004 and an estimated 5.7% in 2005. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2005, 2004 and 2003, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,940 million (an amount that is equal to 9.3% of our net income in 2005), Ps. 2,526 million and Ps. 1,473 million, respectively. In prior years, however, we have reported foreign exchange losses. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

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

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government a semi-annual fee (aprovechamiento) ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay semi-annual fees. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against a one time payment of Ps. 2,122 million. Telcel was able to credit against this payment, semi-annual fees totaling Ps. 1,980 million paid by Telcel from 2000 to 2005.

Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of semi-annual fees based on gross revenues (aprovechamientos). Currently, we are not required to pay derechos in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay fees in respect of the right to use additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. We have challenged our obligation to pay such annual fee as we believe it is contrary to certain provisions of the Mexican Telecommunications Law. We obtained a preliminary injunction against the payment of these fees, which is currently subject to appeal by the authorities. Based on the current terms of the law, the fees applicable to the 10 megahertz acquired during 2005 amount to approximately Ps. 255 million (subject to adjustment for inflation) annually for 20 years for all 9 regions.

The application of this fee (derechos) to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our concessions until 2010.

Item 4.    Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2005, we had 93.3 million subscribers in fourteen countries, compared to 61.1 million at year-end 2004. On an equity basis (representing our economic interest in our subsidiaries’ subscribers), we had 92.7 million subscribers as of December 31, 2005. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 2.0 million fixed lines in Guatemala, Nicaragua and El Salvador at December 31, 2005, making us the largest fixed-line operator in Central America based on the number of subscribers. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Argentina, Uruguay and Honduras and are currently deploying or expanding GSM networks in Paraguay, Chile and Peru.

Our principal operations are:

•	Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico. At December 31, 2005, Telcel had 35.9 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico.

•	Argentina. In 2003, we acquired CTI, which provides nationwide wireless services in Argentina. CTI operates under the “CTI Móvil” brand. With approximately 6.6 million subscribers as of December 31, 2005, we are the second largest wireless operator in Argentina measured by the number of subscribers.

•	Brazil. With approximately 18.7 million subscribers at December 31, 2005, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, “Claro.” Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro).

•	Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua, through our subsidiaries Telgua, CTE and ENITEL. We also provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua and in Honduras through our subsidiary Sercom Honduras. Telgua, Sercom Nicaragua and Sercom Honduras offer prepaid wireless services under the “Aló” brand, CTE offers wireless services under the “Personal” brand and ENITEL offers wireless services under the “ENITEL” brand.

•	Chile. In August 2005, we began providing wireless services in Chile through Smartcom, S.A. With approximately 1.9 million wireless subscribers as of December 31, 2005, Smartcom S.A. is the third largest wireless operator in Chile measured by the number of subscribers. Smartcom operates under the “Smartcom” brand.

•	Colombia. We provide wireless telecommunications service in Colombia through Comcel, S.A. under the “Comcel” brand. With approximately 13.8 million subscribers as of December 31, 2005, we are the largest wireless operator in the country measured by the number of subscribers.

•	Ecuador. With approximately 4.1 million subscribers as of December 31, 2005, Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the “Porta” brand.

•	Paraguay. In July 2005, we began providing wireless services in Paraguay. As of December 31, 2005, AMX Paraguay had approximately 172,000 subscribers and was the fourth largest operator in the country measured by number of subscribers. We offer services in Paraguay under the “CTI Móvil” brand.

•	Peru. As from August 2005, we offer wireless services in Peru, more recently under the “Claro” brand. América Móvil Perú had approximately 2.0 million wireless subscribers and was the second largest operator in Peru measured by number of subscribers at December 31, 2005.

•	United States. Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

América Móvil, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 1, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4411.

Our Markets

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In recent years, we have deployed or upgraded GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala, Nicaragua, Argentina, Uruguay, El Salvador and Honduras and are currently deploying GSM networks in Paraguay, Chile and Peru. In 2005, we invested Ps. 38.7 billion in our networks in capital expenditures. We have recently begun providing in our markets many of the voice and data services supported by GSM technology, such as SMS, CSD, high-speed CSD and GPRS. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2005. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which the person who initiates the call is billed for that call. Telcel and Telecom Americas combined represented 66% of our operating revenues in 2005.

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

Recent Acquisitions

On April 2, 2006, by means of three separate agreements, we agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, C. por A. (“Verizon Dominicana”), Telecomunicaciones de Puerto Rico, Inc. (“TELPRI”) and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de

Venezuela (“CANTV”). Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and we expect to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. Each of the acquisition agreements is subject to termination if the applicable closing conditions are not satisfied or waived by a specified date.

We agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of U.S.$2,062 million. This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. Verizon Dominicana is the largest telecommunications provider in the Dominican Republic. According to information provided to us, Verizon Dominicana had over 752 thousand wireline subscribers and 1.8 million wireless subscribers as of December 31, 2005.

We agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of U.S.$939 million. This price assumes that TELPRI’s net indebtedness will not exceed U.S.$523 million at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. We agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price, and subject to the terms and conditions as set forth in our agreement with Verizon (including purchase price adjustments). The Puerto Rico Telephone Authority, an entity of the Commonwealth of Puerto Rico, holds 28% of the share capital of TELPRI, Popular, Inc. holds 13% and an employee stock ownership plan holds the remaining 7%. Popular, Inc. has agreed to sell to us its 13% holding, but to date we have not yet received notice from the other holders of TELPRI on whether they will sell their shares to us. The purchase of the entire 47.99% held by these entities would require us to pay an additional U.S.$866.4 million (of which U.S.$234 million would be paid to Popular, Inc.). TELPRI is Puerto Rico’s largest telecommunications service provider and second largest wireless service provider. According to information publicly reported by TELPRI, TELPRI had 1.1 million access lines and 485,000 wireless customers as of December 31, 2005.

Our joint venture with Telmex agreed to acquire control of Verizon’s equity interest in CANTV for a purchase price of U.S.$676.6 million. The purchase price represents U.S.$3.01 per ordinary share of CANTV or U.S.$21.10 per American Depositary Shares of CANTV. Each American Depositary Share represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon’s equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, and, subject to receipt of regulatory approvals, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon. CANTV is the leading provider of telecommunications services in Venezuela. According to information publicly reported by CANTV, it had approximately 3.1 million wireline subscribers and over 5.1 million wireless subscribers as of December 31, 2005.

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

Throughout this annual report, we make reference to certain operating data, such as average revenues per subscriber (also referred to as “ARPUs”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

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

History

We were established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V., also known as Telmex, a leading provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called escisión or “split-up.” The shares of our company were delivered to Telmex shareholders on February 7, 2001.

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

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 5 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2005, approximately 62% of our wireless subscribers were located outside Mexico.

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments.”

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
AMX Tenedora, S.A de C.V. .	Mexico	100.0%	Holding company
Sercotel, S.A. de C.V.	Mexico	100.0	Holding company
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
Telecom Americas Ltd.	Bermuda	98.9	Holding company
Americel S.A.	Brazil	99.2	Wireless
Telet S.A.	Brazil	99.2	Wireless
BCP S.A.	Brazil	99.9	Wireless
Smartcom, S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (Comcel).	Colombia	99.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL).	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.8	Fixed-line/Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.1	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.1	Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.3	Fixed-line/Wireless
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	100.0	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2005, Telcel’s cellular network covered 62% of the geographical area of Mexico, including all major cities, and 86% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz (Band B) and 1900 megahertz (Bands A, D and F) radio spectrums. As of December 31, 2005, Telcel had approximately 35.9 million cellular subscribers and, according to Cofetel, as of December 2005, an approximately 77% share of the Mexican wireless market. Approximately 93.4% of Telcel’s cellular subscribers as of December 31, 2005 were prepaid customers.

In 2005, Telcel had revenues of Ps. 89,586 million (U.S.$8,365 million), representing 49.2% of our consolidated revenues for such period. As of December 31, 2005, Telcel accounted for approximately 38.5% of our total wireless subscribers, as compared to 47.2% at December 31, 2004.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2001	2002	2003	2004	2005
	(peso amounts in constant Mexican pesos as of December 31, 2005)
Operating revenues (millions)	Ps. 38,544	Ps. 46,096	Ps. 57,027	Ps. 73,180	Ps. 89,586
Average monthly revenues per subscriber during preceding 12 months(1)	Ps. 218	Ps. 180	Ps. 192	Ps. 200	Ps. 192
Operating income (millions)(2)	Ps. 10,694	Ps. 13,359	Ps. 19,234	Ps. 26,388	Ps. 34,413
Cellular lines in service (thousands)	16,965	20,067	23,444	28,851	35,914
Subscriber growth during preceding 12 months	62.2%	18.3%	16.8%	23.1%	24.5%
Company penetration(3)	16.9%	19.7%	22.1%	27.3%	34.8%
Average monthly minutes of use per subscriber during preceding 12 months	73	67	81	99	103
Churn rate(4)	3.1	3.5	3.9	3.0	3.1
Employees	7,644	7,943	8,624	9,354	11,129

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	See Note 19 to our audited consolidated financial statements.
(3)	Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.
(4)	Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Communications Ministry, Cofetel, Cofeco and Profeco. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the Communications Ministry. Cofeco and Profeco are independent agencies of the Ministry of Economy. Regulation and oversight are governed by the General Communications Law (Ley de Vías Generales de Comunicación), the Telecommunications Law, the Telecommunications Regulations adopted under both the General Communications Law and Telecommunications Law, the Federal Economic Competition Law (Ley Federal de Competencia Económica), the Federal Customer Protection Law (Ley Federal de Protección del Consumidor) and the concessions and license agreements granted by the Communications Ministry. See “—Regulation.”

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

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers customized services to its corporate clients. Postpaid customers may terminate plans at any time, except customers that receive a handset as part of subscribing to a plan, which must remain with the plan for at least one year.

Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. In recent periods, Telcel has offered postpaid plans that include effective price-per-minute reductions. In addition, Telcel offers discounts that reduce the effective rates paid by its customers for calls to fixed lines or other Telcel wireless customers.

Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans.

Prepaid customers typically generate lower levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Basic rates for prepaid plans have remained unchanged since 2002. However, Telcel offers effective price-per-minute seasonal discounts and effective discounts under certain “friends and family” programs. Beginning in 2006, Telcel offers a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls.

Telcel believes the prepaid market represents a large and growing under-penetrated market in Mexico. Compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Mexico uses the “calling party pays” system for cellular calls within a local area, under which subscribers only pay for outgoing calls. This replaced “mobile party pays,” under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their cellular telephone number to do so. Cofetel recently issued regulations, which will be effective in October 2006, that extend the “calling party pays” system to all calls within Mexico. Under the new regulations, all airtime fees regardless of the recipient’s location within Mexico would be paid by the calling party.

Data services

Short Message Services (SMS)

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003. Since December 2004 postpaid customers may send and receive short messages to and from users of networks in the United States and more recently to and from 18 other countries.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003.

Premium SMS and Content Community

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other content services include personalized ring tones and games. To further enhance its content offerings with well-known brands, Telcel has built a “Content Community” through agreements and special alliances with other companies, such as MTV, Universal Music, Warner Music and the Discovery Channel.

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

Data transmission

Telcel offers circuit switch data (CSD) to all its users and general packet radio services (GPRS) to its users through its GSM network.

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

GPRS facilitates faster connections than previous technologies, such as CSD. No dial-up modem connection is necessary. The speed of GPRS is an important feature for time critical applications, and Telcel’s GPRS services are able to accommodate corporate applications such as:

•	Transmission of Still Images—Still images such as photographs, pictures, postcards, greeting cards and presentations and static web pages can be sent and received over the mobile network as they are across fixed telephone networks. GPRS permits users to post images from a digital camera connected to a GPRS radio device directly to an Internet site, allowing near real-time desktop publishing.

•	Transmission of Moving Images—The capacity of GPRS to facilitate transmission of moving images has market applications such as monitoring parking lots or building sites for intruders and sending images of patients from ambulances to hospitals.

•	Web Browsing—GPRS permits more rapid web browsing and enhanced access to web images.

•	Document Sharing—GPRS facilitates document sharing and remote collaboration, permitting people in different locations to work on the same document at the same time.

•	Job Dispatch—GPRS can be used to communicate assignments from office-based staff to mobile field staff. These job dispatch applications can then be combined with vehicle positioning applications to allow the nearest available suitable personnel to be deployed to serve a customer.

•	Corporate Email and Remote LAN Access—GPRS facilitates the extension of corporate email systems beyond an employee’s office PC. Remote LAN applications provide an employee with remote access to desk-top applications, such as intranet, corporate e-mail and database applications.

•	Internet Email—Users of internet e-mail can receive direct notification on their mobile phone of incoming mail.

•	Vehicle Positioning—Vehicle positioning applications integrate satellite positioning systems with nonvoice mobile services. These applications can be used to deliver services including remote vehicle diagnostics and ad-hoc stolen vehicle tracking.

•	File Transfer—Users can download large files from the mobile network, such as presentation documents, appliance manuals or software applications.

•	Home Automation—Home automation applications will permit customers to monitor home security from outside of the office and perform other functions, such as operating certain home appliances.

Push-to-Talk Services

In 2004, Telcel began to offer push-to-talk services over its GSM network. Postpaid customers may use “push-to-talk over cellular” (or POC) to communicate with other Telcel customers that subscribe to this service across Mexico at no cost in addition to the fixed monthly charge.

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an “Amigo Kit,” which includes a handset, a charger and other accessories at a discounted price. New postpaid customers also receive a handset complimentary or at a discounted price, if they enter into a long-term contract with Telcel.

Most of the handsets that Telcel currently offers are dual-band, which can switch between the 800 and 1900 megahertz radio spectrums. In addition, Telcel offers tri-band and four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog handsets.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers that originate with another service provider in the same local area within Mexico (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is used in connection with the call. Telcel must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers (cellular and fixed) in the same local area within Mexico. See “—Regulation—Interconnection” under this Item 4.

Under the new “calling party pays” system, Telcel will start earning revenues from any national and international long distance calls made to any of its subscribers that originate from another service provider.

Telcel has interconnection agreements with Telmex and other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See “—Regulation—Interconnection.”

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 353 such agreements covering GSM and TDMA networks around the world. As of the date of this annual report, Telcel had roaming agreements covering 132 countries. Roaming payments are channeled through Cibernet Corporation, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

In November 2005, we signed a cooperation agreement with Vodafone, pursuant to which both groups will deliver international roaming services to their customers. This agreement extends to Telcel and all our subsidiaries in Latin America. Initially, the services offered pursuant to the agreement include voice and GPRS roaming services, preferred roaming and virtual home environment. The parties also plan to offer pre-paid roaming and pre-paid roaming top-up services at a later stage.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and related products, certain GSM postpaid plans and certain value-added services. In October 2003, Telcel launched a loyalty awards program for its postpaid customers, called Círculo Azul.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2005, approximately 88% of Telcel’s sales of handsets were generated by cellular distributors, with approximately 11% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts.

Telcel has relationships with a network of approximately 1,047 exclusive distributors, who sell Telcel’s services and products through approximately 43,570 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. Telcel owns and operates 164 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that pre-paid cards are available through approximately 135,000 points of sale in Mexico.

Telcel sells prepaid airtime principally through the sale of cards. Telcel also offers customers the option of buying airtime through other means.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks (including through banks’ Internet websites), at Telcel retail stores and other designated retail stores, and through Telcel’s Internet website.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 53% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

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

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as SMS, extended battery life, added call security and improved voice quality.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, MMS, CSD, high-speed CSD and GPRS, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel’s GSM network offers service in all nine regions in Mexico. As of December 31, 2005, Telcel covered approximately 741 cities with the GSM network, and Telcel’s GSM subscriber base accounted for approximately 62.6% of Telcel’s total subscribers as of December 31, 2005. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

CSD and HSCSD technology

Circuit switch data (CSD) is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology.

High-speed CSD (HSCSD) offers the same service as CSD, using voice channels for data transmission, but by joining several slots of information, it offers increased capacity and speed, making it better suited to the needs of users transmitting large amounts of information. Since the last quarter of 2004, Telcel offers CSD as well as HSCSD services in all nine regions through its new GSM network.

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

Telcel is currently in the process of upgrading the GSM/GPRS network with Enhanced Data Rates for Global Evolution (EDGE) technology. It has implemented EDGE technology in more than 57,000 localities, including all the major cities in Mexico. Telcel expects that EDGE will facilitate the ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

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

As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use consumers or corporate users. Telcel is launching EDGE with the existing GSM technology and plans to migrate to the W-CDMA third generation technology using the existing 850 megahertz and/or 900 megahertz spectrum, and, if made available by Cofetel, a new set of broadband frequencies.

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

Telcel provides public fixed wireless services in rural, semi-urban and urban regions in Mexico.

Property

Telcel’s wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or “cells”), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network routing and switching equipment. During 2003 and 2004, Telcel sold its reception and transmission equipment for Ps. 4,633 million to unrelated financial institutions and subsequently leased back this property for periods of three to four years. Telcel has the option to reacquire this property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 154 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See “Related Party Transactions” under Item 7.

Telcel currently relies on Ericsson for the supply of more than 65% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, BenQ and Samsung.

Competition

Telcel faces competition from other cellular providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Movil@ccess, an affiliate of Grupo Salinas, S.A. de C.V., Telefónica Móviles and Unefon, which is an affiliate of Grupo Iusacell, S.A. de C.V. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 77% in 2005.

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

During April 2006, the Mexican Congress enacted amendments to the Telecommunications Law aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. All members of Cofetel resigned upon effectiveness of the amendments, and new members were recently elected. We are unable to predict the effect that the new provisions will have on our business.

Additionally, the amendments to the Telecommunications Law and the Federal Radio and Television Law (Ley Federal de Radio y Televisión) allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

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

Cofetel is an independent agency within the Communications Ministry, with five commissioners appointed by the President of Mexico and ratified by the Senate, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

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

The Telecommunications Law provides that if a company is determined to be dominant in a relevant market according to the Federal Economic Competition Law, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. To date, Telcel has not been declared a dominant provider, although there can be no assurance that such a determination will not be made in the future.

In addition, we are subject to regulation from Profeco under the Federal Consumer Protection Law. This law regulates the quality of services required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services within the limits of their concessions. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for cellular service prior to implementing such rates. The

Communications Ministry is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Economic Competition Law. Although no such determination has been made with respect to the market for cellular telecommunications services, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions, except for Region 9 which covers Mexico City and the states of Mexico, Morelos and Hidalgo, require Telcel to pay semi-annual continuing fees (aprovechamientos) determined as a percentage of gross revenues derived from the concessioned services. The percentage is between 5% and 10%. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for Region 9 the obligation to make this semi-annual payment, against a one time payment of Ps. 2,122 million. Telcel was able to credit against this payment, semi-annual fees totaling Ps. 1,980 million paid by Telcel from 2000 to 2005. The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (aprovechamientos).

Pursuant to the Federal Contributions Law (Ley Federal de Derechos), owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) charged depend on the relevant region and radio spectrum band. These annual fees (derechos) can be high and are payable irrespective of the amount of fees (aprovechamientos) paid. Currently, we are not required to pay derechos in respect of our Bands A, B and D concessions since they were awarded prior to 2003. The 1900 megahertz (Band F) concessions, which we acquired during 2005, require the payment of annual fees (derechos) of Ps. 255 million (subject to adjustment for inflation) annually for 20 years for all 9 regions, but do not require the payment of fees (aprovechamientos). We have challenged our obligation to pay such annual fee as we believe it is contrary to certain provisions of the Mexican Telecommunications Law. We obtained a preliminary injunction against the payment of such fees, which is currently subject to appeal by the authorities.

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

In December 2002, the Communications Ministry granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited Telcel to provide these services only to its wireless subscribers until December 2005. Beginning in 2006, Telcel may offer national and international long distance services to non-subscribers.

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

In April 2006, the Mexican Congress amended the Federal Economic Competition Law. The amendment strengthens the authority of the Federal Competition Commission, expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Federal Competition Commission will exercise stricter enforcement of the Federal Economic Competition Law, which could restrict our operations and increase competition.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. The interconnection charge payable to us by another local operator for a call from its customer to our network was Ps. 1.71 in 2005 and is currently Ps. 1.54 per minute. This charge is scheduled to decrease to Ps. 1.39 in 2007 and thereafter remain constant through 2010. These charges have been agreed with all cellular operators and various fixed-line operators, including Telmex. Three fixed-line operators have challenged these charges, seeking to reduce them. See “Legal Proceedings—Telcel—Interconnection Fees” under Item 8. The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is U.S.$0.00975 per minute.

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

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Argentina, Brazil, Central America (El Salvador, Guatemala, Honduras and Nicaragua), Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay and the United States. Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 50.8% of our consolidated revenues for 2005.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances. On April 2, 2006, we agreed to acquire the equity interests of Verizon in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela. See “Information on the Company—General—Recent Acquisitions” under Item 4 for more information about these transactions. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

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

	December 31,
	2003		2004		2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)
ARGENTINA
CTI(1)
Operating revenues (millions)	Ps.	2,935	Ps.	5,759	Ps.	11,219
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	191	Ps.	176	Ps.	155
Operating income (loss) (millions)	Ps.	736	Ps.	(417)	Ps.	578
Cellular lines in service (thousands)		1,411		3,587		6,627
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	144	Ps.	163	Ps.	145
Churn rate(3)		1.5%		2.0%		2.3%
BRAZIL
Telecom Americas(4)
Consolidated operating revenues from continuing operations (millions)	Ps.	12,388	Ps.	23,753	Ps.	30,564
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	158	Ps.	127	Ps.	114
Operating loss from continuing operations (millions)	Ps.	(2,320)	Ps.	(6,799)	Ps.	(8,780)
Cellular lines in service (thousands)		9,521		13,657		18,659
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	91	Ps.	98	Ps.	81
Churn rate(3)		2.3%		2.7%		2.7%

	December 31,
	2003		2004		2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)
CENTRAL AMERICA(5)
Telgua (Guatemala and Sercom Nicaragua)
Combined operating revenues (millions)	Ps.	6,155	Ps.	7,407	Ps.	7,269
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	177	Ps.	176	Ps.	134
Operating income (millions)	Ps.	1,854	Ps.	2,433	Ps.	2,413
Lines in service (thousands):
Fixed		930		933		953
Cellular		970		1,526		2,214
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	209	Ps.	202	Ps.	216
Churn rate(3)		1.4%		1.6%		1.2%
CTE (El Salvador)(6)
Combined operating revenues (millions)	Ps.	4,610	Ps.	4,877	Ps.	4,942
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	242	Ps.	198	Ps.	151
Operating income (millions)	Ps.	1,238	Ps.	1,664	Ps.	1,786
Lines in service (thousands):
Fixed		704		781		808
Cellular		212		518		859
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	127	Ps.	27	Ps.	106
Churn rate(3)		2.4%		2.6%		1.0%
COLOMBIA
Comcel(7)
Combined operating revenues (millions)	Ps.	6,272	Ps.	9,649	Ps.	15,565
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	140	Ps.	149	Ps.	115
Operating income (millions)	Ps.	643	Ps.	632	Ps.	1,221
Cellular lines in service (thousands)		3,674		5,814		13,775
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	82	Ps.	114	Ps.	119
Churn rate(3)		3.1%		2.9%		1.5%
ECUADOR
Conecel
Operating revenues (millions)	Ps.	2,953	Ps.	4,430	Ps.	6,865
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	177	Ps.	150	Ps.	134
Operating income (millions)	Ps.	596	Ps.	914	Ps.	1,083
Cellular lines in service (thousands)		1,537		2,326		4,100
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	54	Ps.	50	Ps.	45
Churn rate(3)		3.4%		3.7%		2.9%

	December 31,
	2003		2004		2005
	(in constant Mexican pesos as of December 31, 2005, except lines in service, minutes of use and churn)
UNITED STATES
TracFone
Operating revenues (millions)	Ps.	6,789	Ps.	9,257	Ps.	10,968
Average monthly revenues per subscriber during preceding 12 months(2)	Ps.	189	Ps.	171	Ps.	155
Operating income (millions)	Ps.	218	Ps.	328	Ps.	714
Cellular lines in service (thousands)		2,952		4,394		6,135
Average monthly minutes of use per subscriber during preceding 12 months	Ps.	54	Ps.	59	Ps.	63
Churn rate(3)		4.0%		4.2%		4.6%

(1)	Although we began consolidating the results of CTI in our financial statements in November 2003, data provided for 2003 is for the full year.
(2)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(3)	Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.
(4)	Starting in 2003, our operations in Brazil include BSE (as from May 2003), BCP (as from December 2003) and new operations started in the states of Santa Catarina, Paraná (excluding the municipalities of Londrina and Tamarana), Bahia and Sergipe.
(5)	For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. In March 2006, Sercom Nicaragua was sold to ENITEL.
(6)	Although we began consolidating the results of CTE in our financial statements in November 2003, data provided for 2003 is for the full year.
(7)	In February 2003, Comcel began consolidating the results of Celcaribe.

We also have operations in Nicaragua (ENITEL), Honduras and Uruguay (CTI Móvil) as from 2004 and in Chile, Paraguay and Peru as from 2005, which are not presented in the table above. The operations are presented under the caption “Others” in our segment information included in note 19 to our audited consolidated financial statements included in this annual report. We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the “CTI Móvil” brand name, through its wholly-owned subsidiaries CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) and CTI PCS, S.A. (CTI PCS). We own a 100% interest in CTI, which we acquired through a series of transactions in 2003 and 2004. We paid approximately U.S.$238.6 million for the acquisition of our interests in CTI. We began including the results of CTI in our audited consolidated financial statements in November 2003. Since the acquisition, CTI’s subscriber base has grown significantly, from 1.3 million in October 2003 to 6.6 million at December 31, 2005.

At December 31, 2005, CTI had approximately a 32% share of the Argentine wireless market. Approximately 73% of CTI’s subscribers at December 31, 2005 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 88% of CTI’s total subscribers as of December 31, 2005. In addition, CTI offers long distance and value added services.

CTI’s cellular network uses GSM, AMPS and CDMA technology and covers approximately 96% of Argentina’s population. CTI is deploying a nationwide GSM network in Argentina. The GSM network, when completed, is expected to cover approximately 98% of Argentina’s population. At December 31, 2005, CTI had 1,763 employees.

CTI’s principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia, and Movistar, a subsidiary of Telefónica Móviles of Spain. Movistar is the company resulting from the merger in 2005 of Unifon and Movicom, which was acquired in January 2005 by Telefónica Móviles from Bell South.

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

Brazil (Telecom Americas)

General

Telecom Americas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2005, of approximately 22%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Americas provides services in Brazil under a unified brand name, “Claro,” and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2005, Telecom Americas served approximately 18.7 million subscribers compared to 13.7 million subscribers at December 31, 2004 and covered approximately 168 million licensed points of presence (POPs). At December 31, 2005, approximately 84% of Telecom Americas’ subscribers were prepaid customers.

Telecom Americas owns and operates cellular networks using both GSM and TDMA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Telecom Americas launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2005, the GSM network covered more than 2,233 cities and was used by 72% of Telecom Americas’ wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. GSM is gradually becoming our principal wireless technology in Brazil.

Telecom Americas has owned companies with operations in Brazil since shortly after Brazil allowed competition in the wireless industry in 1997 and 1998 and in 2003 began to operate in the metropolitan region of São Paulo and in the states of Bahia, Sergipe and Paraná (except for the cities of Londrina and Tamarana). As discussed further below, Telecom Americas built its operations through a number of transactions commencing in 2000 and ending with the acquisitions of BSE and BCP during 2003 and the acquisition of a license in the Minas Gerais region in 2004.

Prior to an internal reorganization of our Brazilian operations effected on December 31, 2005, Telecom Americas’ wireless properties in Brazil included ATL Telecom Leste S.A., Tess S.A., Telet S.A., Americel S.A.,

BSE S.A., BCP S.A. and Stemar Telecomunicações Ltda. Each of these companies is or was licensed to operate in a specific state or area of Brazil: ATL in the states of Rio de Janeiro and Espírito Santo; Tess in the state of São Paulo (other than the city and metropolitan region of São Paulo); Telet in the states of Rio Grande do Sul, Santa Catarina and Paraná (except for the cities of Londrina and Tamarana); Americel in seven states in the central-west and northern regions of Brazil; BSE in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas; BCP in the metropolitan area of São Paulo; and Stemar in the states of Bahia and Sergipe. Effective December 31, 2005, ATL, Tess, Stemar and BSE were merged into BCP, and BCP now operates in the regions previously covered by ATL, Tess, Stemar and BSE. We expect to merge Americel and Telet into BCP during 2006. In April 2005, Stemar was awarded a license to operate wireless services in the Minas Gerais region. At December 31, 2005, the Telecom Americas operating companies had approximately 7,682 employees. We own all of our network equipment in Brazil.

Telecom Americas owns more than 99.9% of the share capital of BCP. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.62% and 0.74% of the share capital of Americel and Telet, respectively.

We currently own approximately 98.9% of Telecom Americas. In April 2002, Telecom Americas issued to a financial investor 1,844 nonvoting convertible preferred shares, representing approximately 2% of the capital stock of Telecom Americas. We acquired half of these preferred shares in March 2005. The remaining shares have been converted into common shares, and the holder has the right to sell these shares to us beginning in October 2006 for U.S.$150 million plus interest.

Sales and Distribution

Claro markets its wireless services primarily through retail chains (approximately 5,210 points of sale) and exclusive distributors (dealers) (approximately 3,836 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2005, approximately 57% of Claro’s sales of handsets were generated by retail chains, 33% by exclusive distributors (dealers) and approximately 11% from sales in company-owned stores, of which there are approximately 121. Claro also sells and distributes its products and services over the internet.

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

Billing and Collection

Claro bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office, outlets of federal lottery houses (Casas Lotéricas) or some of Claro’s stores.

If a postpaid customer’s payment is overdue, service may be suspended until the payment for outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 180 days past due are categorized as doubtful accounts.

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

In 1997, Brazil enacted the General Telecommunications Law (Lei Geral de Telecomunicações) to promote competition among service providers and establish an independent regulatory agency, the National Telecommunications Agency of Brazil, or “ANATEL,” to regulate its telecommunications industry. ANATEL has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

In September 2000, ANATEL published guidelines for the implementation of PCS (Serviço Móvel Pessoal) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. Under the September 2000 guidelines, the Band A and Band B cellular providers have the option to switch to PCS, and migration to PCS is a condition for the extension of their concessions. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator’s network by another. During 2003, our operating companies in Brazil exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. This change will allow the operating companies to extend the life of the license for an additional 15 years, upon the payment of a fee.

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

Another change in the interconnections regime is expected for 2005-2006, relating to the introduction of bill and keep for the settlement of interconnection fees between mobile operators with respect to local calls. ANATEL has postponed the effective date of the new proposed regime, which was originally scheduled for July 2005, as a result of objections by industry participants. ANATEL has not announced a new date for effectiveness of the proposed regime or whether it intends to proceed with the implementation of the proposed regime.

Central America

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.1% of the stock of Telgua.

At December 31, 2005, Telgua had approximately 953,000 fixed-line subscribers compared to approximately 933,000 at December 31, 2004, a market share of approximately 94%.

Telgua’s wireless business is operated by its wholly-owned subsidiary Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua’s network covers approximately 68% of its population. At December 31, 2005, Sercom had approximately 1.9 million wireless subscribers, representing a market share of approximately 48%.

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

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua’s principal competitors in the wireless sector are Millicom (Comcel) and Telefónica Móviles.

At December 31, 2005, Telgua had 2,773 employees.

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

Nicaragua (Sercom and ENITEL)

We own a 99.1% interest in Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua), which launched wireless services in Nicaragua in December 2002. Sercom’s cellular network uses GSM technology to provide service to its customer base. At December 31, 2005, Sercom Nicaragua had approximately 301,000 wireless subscribers, representing approximately 28% of the wireless market in Nicaragua.

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a price of U.S.$49.6 million. We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million.

At December 31, 2005, ENITEL had approximately 446,000 wireless subscribers, which we estimate represents approximately 41% of the wireless market in Nicaragua, and approximately 235,000 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL’s wireless network uses GSM digital technology and covers approximately 51% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

At December 31, 2005, ENITEL and Sercom Nicaragua had 1,904 employees.

The principal competitor of Sercom Nicaragua and ENITEL in the Nicaraguan wireless sector is Telefónica Móviles (Movistar), which has a market share of approximately 33%.

In March 2006, we sold our interest in Sercom Nicaragua to ENITEL. ENITEL plans to consolidate its wireless services with those of Sercom Nicaragua.

Sercom Nicaragua’s and ENITEL’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency (Instituto Nicaragüense de Telecommunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicos Postales).

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. We acquired a 51% interest in CTE from France Telecom and certain other investors in October 2003 for an aggregate purchase price of U.S.$417 million. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador for approximately U.S.$294.9 million. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2005. We began including the results of CTE in our audited consolidated financial statements in November 2003.

At December 31, 2005, CTE had approximately 808,000 fixed-line subscribers and a market share of approximately 87%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal’s cellular network uses GSM digital technology and covers approximately 87% of the Salvadorean population. At December 31, 2005, Personal had approximately 859,000 wireless subscribers, which we estimate represents a market share of approximately 33%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2005, CTE and its subsidiaries had approximately 2,515 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 33%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, Digicel, which is owned by a consortium of international investors and Intelfon.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Personal holds a nationwide PCS 1900 concession to operate its cellular network.

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

At December 31, 2005, Sercom Honduras had approximately 427,000 wireless subscribers, representing approximately 36% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2005, Sercom Honduras had approximately 345 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicon International, which has a market share of approximately 64%.

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones (CONATEL)) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Chile (Smartcom)

In August 2005, we began providing wireless services in Chile through Smartcom, S.A.

Smartcom, S.A. provides nationwide wireless service in Chile under the “Smartcom” brand name. We own a 100% interest in Smartcom, which we acquired in August 2005 from Endesa Participadas, S.A. for U.S.$505.00 million (Ps. 5,454 million). We began including the results of Smartcom in our audited consolidated financial statements in September 2005. Smartcom had approximately 1.7 million wireless subscribers as of June 30, 2005 and approximately 1.9 million wireless subscribers as of December 31, 2005.

At December 31, 2005, Smartcom had approximately a 17% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Smartcom was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the Chilesat PCS brand, which was changed in 1999 to “Smartcom.” Smartcom offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 86% of Smartcom’s total subscribers as of December 31, 2005. In addition, Smartcom offers long distance and value added services.

Smartcom’s cellular network uses CDMA technology and covers approximately 93% of Chile’s population. Smartcom is currently deploying a nationwide GSM network in Chile. At December 31, 2005, Smartcom had 677 employees.

Smartcom’s principal competitors are Entel PCS and Movistar.

Smartcom holds a concession covering the entire Chilean territory. The concession was awarded in June 1997 and covers a 30-year period. The concession contains coverage, reporting and service requirements. The Chilean Transportation and Communications Ministry (Ministerio de Transporte y Telecomunicaciones) is in charge of supervising the telecommunications industry in Chile. It is authorized to foreclose and sell the shares of a concessionaire in case of specified breaches of the terms of the concession.

Colombia (Comcel)

Comunicación Celular S.A. (Comcel) provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. As of December 31, 2005, we had a 99.2% interest in Comcel.

Comcel’s network uses GSM and TDMA technology and covers approximately 83% of Colombia’s cities and municipalities. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2005, Comcel had approximately 13.8 million subscribers, compared to 5.8 million subscribers at December 31, 2004, and believed it had a 63% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 85% of Comcel’s total subscribers as of December 31, 2005. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 100,000 locations nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2005, Comcel had 2,317 employees.

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

At December 31, 2005, Conecel had approximately 4.1 million subscribers, compared to approximately 2.3 million at December 31, 2004, representing a 65% share of the Ecuadorian wireless market. Prepaid customers represented 91% of Conecel’s total subscribers as of December 31, 2005.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 89% of Ecuador’s population. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

At December 31, 2005, Conecel had 1,171 employees.

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

Paraguay (AMX Paraguay)

In July 2005, we began providing wireless services in Paraguay through AMX Paraguay.

AMX Paraguay provides nationwide wireless service in Paraguay under the “CTI Móvil” brand. We own 100 % interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom for U.S.$25 million (Ps. 273 million). We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 119,000 wireless subscribers as of June 30, 2005 and approximately 172,000 wireless subscribers as of December 31, 2005.

At December 31, 2005, AMX Paraguay had approximately 10% share of the Paraguayan wireless market and was the fourth largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay began providing nationwide services in Paraguay in 2000. AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepraid customers represented 73% of AMX Paraguay’s total subscribers as of December 31, 2005. In addition, AMX Paraguay offers value added services.

AMX Paraguay’s cellular network uses GSM technology and covers approximately 74% of Paraguay’s population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. At December 31, 2005, AMX Paraguay had 164 employees.

AMX Paraguay’s principal competitors are: Telcel (Milicom International), Nucleo, a subsidiary of Personal, the wireless operator of Telecom Argentina, and Hola Paraguay.

AMX Paraguay holds a PCS 1900 spectrum license and a data transmission license covering Paraguays’ three most populated cities, Asunción, Encarnación and Ciudad del Este. The licenses were granted in December 2003 and October 2004, respectively, and each covers a 5-year period. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C.

América Móvil Perú provides nationwide wireless service in Peru under the “Claro” brand. We own 100 % interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for € 330 million (Ps. 4,431 million) (based on an enterprise value of € 407 million). We began including the results of América Móvil Perú in our audited consolidated financial statements in September 2005. América Móvil Perú had approximately 1.4 million wireless subscribers as of June 30, 2005 and approximately 2.0 million wireless subscribers as of December 31, 2005.

At December 31, 2005, América Móvil Perú had approximately 35% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepraid customers represented 88% of América Móvil Perú’s total subscribers as of December 31, 2005. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú’s cellular network uses GSM technology and covers approximately 64% of Peru’s population. América Móvil Perú is in the process of expanding its GSM network. At December 31, 2005, América Móvil Perú had 1,611 employees.

América Móvil Perú’s principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide PCS, long-distance and value added services covering 24 departments and 72 cities in Perú. The concessions were awarded by the Ministry of Transportation and Communications (Ministerio de Transportación y Communicaciones) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Amov Peru S.A., our wholly-owned subsidiary, holds a Band C 30 megahertz license covering the entire Peruvian territory. We expect to transfer this license to América Móvil Peru during 2006. We have received governmental approval for the transfer.

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2005, TracFone had approximately 6.1 million subscribers, all of which are prepaid subscribers, and is one of the three largest operators in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 39.6% in 2005.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 40 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is monitored using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia and Motorola to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2005, TracFone had 515 employees.

TracFone competes with the major U.S. wireless operators and other mobile virtual network operators. TracFone expects that many of these entities will increase their focus on prepaid wireless services in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or “FCC,” and to U.S. telecommunications laws and regulations. TracFone is not required to procure wireless licenses to carry out its business.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$13.6 million. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, a subsidiary of CTI. AM Wireless Uruguay uses GSM technology to provide service to its customer base. As of December 31, 2005, AM Wireless Uruguay had approximately 168,000 wireless subscribers. AM Wireless Uruguay had 85 employees at December 31, 2005.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2005. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

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

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2005. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2005, 2004 and 2003 amounted to Ps. 10,769 million, Ps. 7,802 million and Ps. 19,736 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” under Item 5.

	Year ended December 31,
	2003	2004	2005
	(millions of nominal pesos)
Transmission and switching equipment	Ps.11,685	Ps.20,175	Ps.34,807
Other	1,968	2,242	3,867

Total capital expenditures	Ps.13,653	Ps. 22,417	Ps.38,674

Our capital expenditures during 2005 related primarily to the expansion and upgrading of our GSM networks in terms of geographic coverage and capacity. We have budgeted capital expenditures of approximately U.S.$3.04 billion for the year ending December 31, 2006, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. This amount excludes payments in connection with the acquisitions of Verizon Dominicana, TELPRI and CANTV. We expect that our capital expenditures during 2006 will primarily relate to expanding the capacity of our GSM networks, since we have substantially completed our current GSM network coverage expansion plans throughout our principal markets in Latin America. In addition, we are deploying or expanding GSM networks in Paraguay, Peru and Chile. We expect to spend approximately 65% of our 2006 budgeted capital expenditures in South America (principally in Brazil and Colombia), 25% in North America (principally in Mexico) and 10% in Central America.

We expect to finance our capital expenditures for 2006 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 20 to the audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total stockholders’ equity, a description of how operating income under U.S. GAAP was determined and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2005.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPUs”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that is not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

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

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (30.8% in 2005 and 49.1% in 2004) and operating income (38.8% in 2005 and 24.4% in 2004) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due to competitive pressures, we have not increased prices in recent periods.

At December 31, 2005, we had approximately 93.3 million wireless subscribers, as compared to 61.1 million at December 31, 2004, a 52.7% increase. During 2004, we experienced a 17.2 million or 39.8% increase in wireless subscribers. Subscriber growth during 2005 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions of new companies.

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

Effects of Recent Acquisitions

During the last three years, we acquired a total of ten companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Celcaribe (as from February 2003);

•	BSE (as from May 2003);

•	CTE (as from November 2003);

•	CTI (as from November 2003);

•	BCP (as from December 2003);

•	Sercom Honduras (as from July 2004);

•	ENITEL (as from August 2004);

•	AMX Paraguay (as of August 2005);

•	Smartcom, S.A. (as of September 2005); and

•	América Móvil Perú, S.A.C. (as of September 2005).

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2005, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues (peso amounts in millions of constant Mexican pesos as of December 31, 2005)
	2003		% consolidated	2004		% consolidated	2005		% consolidated
Celcaribe(1)	Ps.	596	92.5%	Ps.	938	100.0%		N/A	100%
BSE(2)		2,443	70.0		2,793	100.0	Ps.	3,662	100
CTE		4,610	19.0		4,877	100.0		4,942	100
CTI		2,935	19.8		5,759	100.0		11,219	100
BCP		5,397	9.0		5,111	100.0		7,118	100
Sercom Honduras		—	—		490	65.0		854	100
ENITEL		—	—		1,742	43.8		1,984	100
AMX Paraguay		—	—		—	—		229	46.9
Smartcom		—	—		—	—		3,251	36.37
América Móvil Perú		—	—		—	—		3,089	39.6

(1)	Effective December 31, 2004, Celcaribe was merged into Comcel.
(2)	Effective December 31, 2005, BSE was merged into BCP.

The comparability of our results during the periods discussed below is particularly affected by our 2003 acquisitions. As a result of the acquisitions, we obtained 4.2 million new wireless subscribers during 2003, representing approximately 35% of our subscriber growth during 2003. The most significant of the 2003 acquisitions were consummated during the last quarter of 2003. As a result, our 2003 financial statements only include the results of these acquired companies for a limited number of months, whereas our 2004 financial statements include them for the full year. Acquisitions accounted for approximately 10% of our wireless subscriber growth during 2005.

As discussed under Item 4 of this annual report, on April 2, 2006, by means of three separate agreements, we agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico, or TELPRI, and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela, or CANTV. Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and we expect to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. Each of the acquisition agreements is subject to termination if the applicable closing conditions are not satisfied or waived by a specified date. The consummation of these transactions would affect the comparability of our future results.

We agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of U.S.$2,062 million. This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments for changes in net indebtedness and working capital through closing. Verizon Dominicana is the largest telecommunications provider in the Dominican Republic. According to information provided to us, Verizon Dominicana had over 752 thousand wireline subscribers and 1.8 million wireless subscribers as of December 31, 2005 and recorded revenues of U.S.$916 million, operating income of U.S.$358 million and net income of U.S.$276 million for 2005 (in each case under U.S. GAAP).

We agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of U.S.$939 million. This price assumes that TELPRI’s net indebtedness will not exceed U.S.$523 million at closing and is subject to adjustment for changes in net indebtedness and working capital through closing. We agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price, and subject to the terms and conditions as set forth in our agreement with Verizon (including purchase price adjustments). The Puerto Rico Telephone Authority, an entity of the Commonwealth of Puerto Rico, holds 28% of the share capital of TELPRI, Popular, Inc. holds 13% and an employee stock ownership plan holds the remaining 7%. Popular, Inc. has agreed to sell to us its 13% holding, but to date we have not yet received notice from the other holders of TELPRI on whether they will sell their shares to us. The purchase of the entire 47.99% held by these entities would require us to pay an additional U.S.$866.4 million (of which U.S.$234 million would be paid to Popular, Inc.). TELPRI is Puerto Rico’s largest telecommunications service provider and second largest wireless service provider. According to information publicly reported by TELPRI, TELPRI had 1.1 million access lines and 485,000 wireless customers as of December 31, 2005 and recorded revenues of U.S.$1,253 million, operating income of U.S.$177 million and net income of U.S.$79 million for 2005 (in each case under U.S. GAAP).

Our joint venture with Telmex agreed to acquire control of Verizon’s equity interest in CANTV for a purchase price of U.S.$676.6 million. The purchase price represents U.S.$3.01 per ordinary share of CANTV OR U.S.$21.10 PER American Depositary of CANTV. Each American Depositary Shares represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon’s equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, and, subject to regulatory approval, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon. CANTV is the leading provider of telecommunications services in Venezuela. According to information publicly reported by CANTV, it had approximately 3.1 million switched access lines and over 5.1 million wireless subscribers as of December 31, 2005 and recorded revenues of Venezuelan Bs. 1,525.6 billion, operating income of Venezuelan Bs. 135.8 billion and net income of Venezuelan Bs. 137.7 billion for 2005 (in each case in accordance with IFRS).

We expect to finance these acquisitions with a combination of cash from operations and new debt financings.

Geographic Segments

We have operations in fourteen countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 49.2% of our total operating revenues in 2005 and 38.5% of our total wireless subscribers at December 31, 2005. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (61.0% in 2003 and 52.6% in 2004) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance. During 2005 and 2004, we experienced faster subscriber growth from our non-Mexican operations than from our Mexican operations. We believe this reflects to a large extent the economic recovery in South America during recent years.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 16.8% of our total operating revenues in 2005 and 20.0% of our total wireless subscribers at December 31, 2005. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian operations have experienced accelerated subscriber growth in recent years, and as a result Colombia has become our third largest market in terms of revenues and subscribers. During 2005, Comcel registered the largest wireless subscriber growth, both in relative and absolute terms, among our geographic operations.

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2003		2004		2005
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Argentina	1.0%	3.2%	4.1%	5.9%	6.2%	7.1%
Brazil	13.3	21.7	17.1	22.3	16.8	20.0
Guatemala(2)	6.6	2.0	5.3	2.1	4.0	2.4
Colombia	6.7	8.4	6.9	9.5	8.5	14.8
Ecuador	3.2	3.5	3.2	3.8	3.8	4.4
El Salvador	0.9	0.5	3.5	0.8	2.7	0.9
Mexico	61.0	53.4	52.6	47.2	49.2	38.5
United States	7.3	6.7	6.6	7.2	6.0	6.6
Other(3)	—	0.6	0.7	1.2	2.8	5.3

(1)	As of December 31.
(2)	Includes Sercom Nicaragua.
(3)	Includes Chile, Honduras, Nicaragua (ENITEL), Paraguay, Peru and Uruguay.

Our subsidiaries report significantly different operating margins, with Mexico and Central America showing margins higher than our consolidated operating margin in 2005 and the remainder showing lower margins or, in the case of Brazil, operating losses.

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

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. We recorded a foreign exchange gain of Ps. 2,940 million in 2005, principally as a result of the appreciation of the Brazilian real and the Mexican peso relative to the U.S. dollar during the first six months of 2005. We also reported a foreign exchange gain in 2004 (Ps. 2,526 million) and in 2003 (Ps. 1,473 million). Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 50.8% of our 2005 operating revenues and 78% of our year-end 2005 assets, as compared to 47.4% and 65%, respectively, in 2004.

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

Composition of Operating Revenues

Most of our operating revenues (81.2% in 2005) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

Operating Revenues

Operating revenues increased by 30.8% in 2005 and by 49.1% in 2004. The Ps. 42,919 million increase in revenues in 2005 reflects principally subscriber growth and increased traffic. We experienced subscriber growth in all of our markets during 2005. The rate of subscriber growth in Mexico during 2005 (24.5%) was lower than that in the rest of our principal markets, reflecting higher overall penetration in the Mexican cellular market by Telcel and its competitors.

In 2005 and 2004, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. In addition, our average revenues per subscriber were affected during 2005 by lower effective rates in some of our principal markets resulting from regulatory changes and by a higher portion of our total subscriber base represented by prepaid subscribers, which generate on average lower revenues than postpaid subscribers.

Service revenues accounted for Ps. 33,675 million of the Ps. 42,919 million increase in operating revenues in 2005. This represents a 29.4% increase in service revenues between 2004 and 2005. We have experienced an increase in revenues from other services, such as data-services, including SMS messaging, and other value-added services. Revenues from other services increased by 74.2% in 2005 to Ps. 20,903 million, and as a percentage of service revenues increased to 14.1% in 2005 from 10.4% in 2004.

The increase in operating revenues in 2005 includes a Ps. 9,244 million, or 37.2%, increase in equipment revenues reflecting subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues increased from 17.8% in 2004 to 18.7% in 2005.

In 2004, our operating revenues increased by Ps. 45,822 million, or 49.1%, compared to 2003. This increase reflected principally subscriber growth, as well as acquisitions. We made important acquisitions during the second half of 2003 (CTE, CTI and BCP). These companies were not consolidated until the latter part of 2003. If the companies acquired during 2003 had been consolidated for the full year 2003, we estimate that our revenue growth for 2004 would have been approximately 30.7%.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 48.9% of operating revenues in 2005, 48.6% of operating revenues in 2004 and 43.6% of operating revenues in 2003. Cost of services and equipment increased by 32.0% in 2005 and by 66.0% in 2004. The increases in cost of services and equipment relative to revenues in 2005 and 2004 compared to 2003 reflect primarily increased subscriber acquisition costs, particularly equipment costs. We experienced rapid subscriber growth during 2005 and 2004. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 54,104 million in 2005 and Ps. 40,306 million in 2004, and primarily represents the cost of handsets sold to subscribers. Equipment costs increased by 34.2% in 2005 and by 92.1% in 2004. Our cost of equipment significantly exceeded our equipment revenues during 2005 and 2004, since we subsidize the cost of equipment for new subscribers. As a percentage of our cost of equipment, equipment revenues were 62.9% in 2005 and 61.6% in 2004. This decline reflects a reduction in our average cost of handsets and a higher proportion of our equipment revenues represented by sales of SIM cards, which are not subsidized.

Cost of services increased by 28.7% in 2005, to Ps. 35,110 million. This increase in cost of services was slower than the growth in service revenues, which increased by 29.4% in 2005. Cost of services increased by 37.5% in 2004 as compared to 2003, while service revenues increased by 42.5% during the same period. These costs have increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services.

Commercial, administrative and general—Commercial, administrative and general expenses represented 20.9% of operating revenues in 2005, 20.2% of operating revenues in 2004 and 19.3% of operating revenues in 2003. On an absolute basis, commercial administrative and general expenses increased by 34.9% in 2005 and 55.7% in 2004. Notwithstanding our cost control measures and increasing scale, these expenses outpaced revenue growth in 2005 and 2004 due principally to increased subscriber acquisition costs, including commissions and marketing expenses.

Depreciation and amortization—Depreciation and amortization represented 11.7% of operating revenues in 2005, as compared to 13.8% in 2004, reflecting principally the rapid growth of our revenues and the non-amortization of goodwill in Mexico since January 1, 2005. Depreciation and amortization increased by 10.7% in 2005 and by 27.4% in 2004. The increases in depreciation and amortization in 2005 and 2004 reflect the substantial investments made in our networks, particularly in connection with the launch and expansion of GSM services in many of our markets.

In accordance with a recent change in Mexican GAAP, as from January 1, 2005 we no longer amortize goodwill. In 2004, the amortization of goodwill was Ps. 1,137 million. If we had continued recording amortization of goodwill during 2005, we would have reported Ps. 1,074 million in additional depreciation and amortization expense.

Operating Income

Operating income increased by 38.8% in 2005 and 24.4% in 2004. With the exception of Telecom Americas, all of our subsidiaries reported operating income in 2005. In 2004, all of our subsidiaries other than Telecom Americas and CTI reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 18.5% in 2005, 17.4% in 2004 and 20.9% in 2003. The improvement in our operating margin during 2005 reflects principally a decrease in our depreciation and amortization expenses relative to our operating revenues. The decrease in our operating margin in 2004 resulted primarily from significant increases in our cost of equipment and our commercial, administrative and general expenses.

Comprehensive Financing (Income) Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing cost of Ps. 1,194 million in 2005, as compared to comprehensive financing income of Ps. 1,972 million in 2004 and Ps. 2,308 million in 2003. The change in our comprehensive financing results between 2005 and 2004 reflects principally significant increases in our interest expense and other financing costs. The decrease in comprehensive financing income between 2004 and 2003 reflects increases in net interest and other financial expenses, which were partially offset by higher foreign exchange gains and gains from monetary position.

For 2005 and 2004, changes in the components of comprehensive financing cost were as follows:

•	In 2005 and 2004, we had interest income of Ps. 3,198 million and Ps. 2,393 million, respectively. The increase was primarily related to an increase in our average cash balance during 2005, as compared to 2004.

•	In 2005 and 2004, we had interest expense of Ps. 7,110 million and Ps. 4,747 million, respectively. The increase was primarily a result of an increase in our total indebtedness, as well as an increase in the percentage of our total debt represented by longer term debt.

•	We had a foreign exchange gain of Ps. 2,940 million in 2005, as compared to a gain of Ps. 2,526 million in 2004. The foreign exchange gain in 2005 was primarily due to the appreciation of the Mexican peso and the Brazilian real against the U.S. dollar during the first six months of 2005, whereas the gain in 2004 was principally attributable to the appreciation of the Brazilian real and the Colombian peso relative to the U.S. dollar. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar, and not just on the basis of changes between the Mexican peso and the U.S. dollar.

•	Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. In 2005, we reported a Ps. 3,088 million net monetary gain, as compared to Ps. 3,051 million in 2004.

•	We reported a net other financing cost of Ps. 3,309 million in 2005 and of Ps. 1,251 million in 2004. Net other financing costs include commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. Our net financing costs in 2005 are principally attributable to fair value losses recorded on derivative instruments held by the Company and certain financing costs relating to the purchase of equipment in Brazil.

Income Tax and Employee Profit-Sharing

The statutory rate of Mexican corporate income tax was 30% in 2005, 33% in 2004 and 34% in 2003. Our effective rates of provisions for corporate income tax as a percentage of pretax income were 1.05%, 31.4% and 16.7% for 2005, 2004 and 2003, respectively. The decrease in our effective tax rate in 2005 principally reflects lower provisions as a result of significant tax losses recognized in Mexico as a result of an internal corporate reorganization undertaken during the fourth quarter of 2005. As part of this reorganization, AM Latin America LLC, a Delaware limited liability company through which we held our interests in the non-Mexican operations, sold its interests in our non-Mexican operations to other subsidiaries generally located in our different geographic markets. The one-time capital loss recorded in connection with this reorganization resulted in a reduction of Ps. 10,110 million to our income tax expense during 2005. See note 18 a) to our audited consolidated financial statements included in this annual report. The increase in our effective tax rate in 2004 reflects principally an increase in deferred taxes relating mainly to our operations in Mexico. These deferred taxes recognized in Mexico were recorded principally in connection with losses or expenses arising from the sale and leaseback of telephone plant in December 2004, licensing payments made in respect of our trademarks and an increase in inventories. In 2003, our effective tax rate was below the corporate income tax rate primarily because our non-Mexican operators reported improved results, and some of them enjoyed benefits from net loss carryforwards. The Mexican corporate income tax rate is scheduled to decrease to 29% in 2006 and 28% in 2007.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income.

Other Income (Loss), Net

In 2005, we recorded other net loss of Ps. 408 million, compared to other net income of Ps. 92 million in 2004 and other net loss of Ps. 1,136 million in 2003. The loss in 2005 reflects losses on the sale of plant by Telcel. The loss in 2003 reflects primarily losses recorded in connection with the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp., and cash. See “Related Party Transactions” under Item 7.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net losses of Ps. 42 million in 2005, Ps. 96 million in 2004 and Ps. 141 million in 2003. The net losses in 2005 and 2004 reflect principally our share of the net losses reported by Telvista. The net losses in 2003 reflect principally our share of net losses in CompUSA, which we reported under the equity method until the exchange of our interest in CompUSA for an interest in U.S. Commercial Corp. in December 2003.

Net Income

We had net income of Ps. 31,641 million in 2005, Ps. 17,063 million in 2004, and Ps. 16,338 million in 2003. The increase in net income in 2005 principally reflects the increase in operating income and the decrease in income tax expense. The increase in net income in 2004 reflected the increase in revenues, which offset the increase in operating expenses and income taxes.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican GAAP. Note 2(g) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2003 and 2004 are restated at constant pesos as of December 31, 2005 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2004 was restated in constant pesos as of December 31, 2005 by applying a factor of 1.0333.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2003	2004	% Change	2005	% Change
Guatemalan quetzal	1.3975	1.4525	3.9%	1.4092	(3.0)%
U.S. dollar(1)	11.2360	11.2648	0.3	10.7109	(4.9)
Brazilian real	3.8890	4.2438	9.1	4.5759	7.8
Colombian peso	0.0040	0.0047	17.5	0.0047	(0.0)
Argentine peso	3.8300	3.7814	(1.3)	3.5326	(6.6)
El Salvador colones	1.2841	1.2874	0.3	1.2241	(4.9)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

Mexico

Telcel’s operating revenues increased by 22.4% in 2005 and by 28.3% in 2004, benefiting from subscriber growth and increases in traffic during both periods. In 2005, the number of Telcel subscribers increased by 24.5% to approximately 35.9 million, compared to an increase of approximately 23.1% to approximately 28.9 million in 2004. We do not expect this acceleration of subscriber growth to continue in the future as penetration rates increase in Mexico.

We experienced increases in average MOUs per subscriber of approximately 4.0% in 2005 and approximately 22.2% in 2004, while ARPUs decreased slightly in 2005, by approximately 4.0%, and increased by 4.2% in 2004. During 2005 and 2004, we lowered the effective price of some of our services in Mexico, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. In addition, in 2005, our ARPUs were negatively affected by a reduction in interconnection tariffs and an increase in the share of our total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction was of 10% in 2005, increasing to 19% in 2006 and 27.1% in 2007, in each case as compared to 2004 rates. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. Telcel’s churn rate increased from approximately 3.0% in 2004 to 3.1% in 2005.

Operating income increased by 30.4% in 2005 and by 37.2% in 2004. Our operating margin was 38.4% in 2005 and 36.1% in 2004. The increase in operating margin in 2005 reflects a combination of factors, including lower cost of equipment per subscriber and greater efficiency resulting from increasing scale. During 2005, Telcel experienced a reduction in its average cost of handsets and a higher proportion of equipment revenues represented by sales of SIM cards, which are not subsidized. In addition, GSM traffic is an increasing component of our total traffic in Mexico, and GSM traffic is not subject to the royalties (aprovechamientos) payable in respect of services under our 800 megahertz (Band B) concessions. Finally, with the growth in its subscriber base, Telcel’s depreciation and amortization expenses have decreased as a percentage of its operating revenues, from 7.18% in 2004 to 6.72% in 2005.

Brazil

Telecom Americas’ operating revenues increased by 28.7% in 2005 and by 91.7% in 2004. Telecom America’s 2003 results include BSE from May 2003 and BCP from December 2003. If we had consolidated BCP and BSE for the full year 2003, our operating revenues in 2004 would have increased by 29.3%. Apart from the acquisitions of BCP and BSE, the increases in operating revenues in 2005 and 2004 were attributable primarily to subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2005 compared to 2004 and in 2004 compared to 2003 contributed to the increase in operating revenues in both years. In 2005, the number of Telecom Americas subscribers increased by five million subscribers, to approximately 18.7 million subscribers. In 2004, the number of Telecom Americas subscribers increased by 4.1 million subscribers, to approximately 13.6 million subscribers.

During 2005, average MOUs per subscriber declined by 17.3% and ARPUs declined by 10.2%, as compared to 2004. The decline in both MOUs and ARPUs during 2005 was primarily attributable to subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. In addition, ARPUs were negatively affected by lower interconnection revenues per subscriber and more conservative recognition policies regarding delinquent subscribers. Our churn rate remained constant between 2004 and 2005, at 2.7%.

Telecom Americas reported an operating loss of Ps. 8,780 million in 2005, as compared to a Ps. 6,799 million operating loss in 2004. The increased operating loss in 2005 reflected principally higher subscriber acquisition costs. High subscriber acquisition costs resulting from rapid subscriber growth and competition continue to adversely impact our margins in Brazil. In addition, during 2005, Telecom Americas’ operating income was affected by more conservative policies regarding the recording of reserves.

Argentina

CTI’s operating revenues increased by 94.8% in 2005. The increase in 2005 was attributable primarily to subscriber growth. In 2005, the number of CTI subscribers increased by 3.0 million subscribers, to approximately 6.6 million subscribers. Average MOUs per subscriber decreased by 11.0% in 2005 compared to 2004, while ARPUs declined by 11.9% during the same period, and we experienced an increase in our churn rate, from 2.0% in 2004 to 2.3% in 2005. The decline in MOUs and ARPUs in 2005 principally reflected subscriber growth. New subscribers generally generate lower average revenues than existing subscribers as a result of traffic subsidies and lower usage. In addition, ARPUs in 2005 were negatively affected by an increase in the share of total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services.

CTI reported operating income of Ps. 578 million in 2005, as compared to operating loss in 2004 of Ps. 417 million. This reflected both the increased scale of our business in Argentina and lower acquisition costs per subscriber, principally lower average handset acquisition costs.

Central America—Guatemala (Telgua) and Sercom Nicaragua

Operating revenues for Telgua and Sercom Nicaragua decreased by 1.9% in 2005 and increased by 20.3% in 2004. The decrease reflected a decline in revenue from Telgua’s fixed line business, principally from long-distance services, as well as the impact of the depreciation in value of the Guatemalan quetzal against the Mexican peso during 2005 on our reported results. In 2005, the number of wireless subscribers for Telgua and

Sercom Nicaragua increased by 45.1%, to approximately 2.2 million, and the number of fixed line subscribers increased to approximately 953 thousand from 933 thousand as of December 31, 2004. In 2004, the number of wireless subscribers for Telgua and Sercom Nicaragua increased by 57.3%, to approximately 1.5 million and the number of fixed-line subscribers increased from 930 thousand as of December 31, 2003, to approximately 933 thousand. During 2005, average MOUs per wireless subscriber were positively affected, and ARPUs per wireless subscriber were negatively affected, by a reduction in tariffs. For the year ended December 31, 2005, wireless services accounted for approximately 49.70% of our operating revenues for Telgua and Sercom Nicaragua, and fixed-line and other services for approximately 50.30%, as compared to 43.3% and 56.7%, respectively, in 2004.

Operating income for Telgua and Sercom Nicaragua decreased slightly in 2005, to Ps. 2,413 million from Ps. 2,433 in 2004, and increased by 31.2% in 2004. Operating margin was 33.2% in 2005 and 32.9% in 2004.

Central America—El Salvador

CTE’s operating revenues from continuing operations increased by 1.3% in 2005. The increase in 2005 was attributable primarily to subscriber growth. In 2005, the number of CTE wireless subscribers increased by 341 thousand subscribers, to approximately 859 thousand subscribers, and the number of fixed-line subscribers increased by 27 thousand subscribers, to approximately 808 thousand subscribers. For the year ended December 31, 2005, wireless services accounted for approximately 25.8% of CTE’s operating revenues, and fixed-line and other services for approximately 74.2%, as compared to 17.4% and 82.6%, respectively, in 2004.

CTE reported operating income of Ps. 1,786 million in 2005, a 7.3% increase compared to operating income of Ps. 1,664 million in 2004. CTE’s operating margin was 36.1% in 2005 and 34.1% in 2004. The increase in operating margin was principally attributable to the fixed line business.

Colombia

Comcel’s operating revenues increased by 61.3% in 2005 and by 53.8% in 2004. The relative appreciation of the Colombian peso compared to the Mexican peso in 2004 compared to 2003 contributed to the increase in operating revenues in 2004, accounting for approximately 33% of the increase.

Apart from exchange effects in 2004, the increase in operating revenues in 2005 and 2004 was attributable principally to subscriber growth and increased traffic. In 2005, the number of Comcel subscribers increased by 137% to approximately 13.8 million. In 2004, the number of Comcel subscribers increased by 58.2%, to approximately 5.8 million. Comcel experienced increases in average MOUs per subscriber of approximately 4.4% in 2005 and approximately 39.0% in 2004, while ARPUs decreased by approximately 22.8% in 2005 and increased by 6.4% in 2004. The decline in ARPUs during 2005 reflected principally subscriber growth and a reduction in interconnection tariffs beginning in the fourth quarter of 2005. Comcel’s churn rate decreased from approximately 2.9% in 2004 to 1.5% in 2005.

Comcel’s operating income increased by 93.2% in 2005. Comcel’s operating margin was 7.8% in 2005 and 6.6% in 2004. The increase in operating margin during 2005 resulted principally from lower depreciation and amortization expenses, which in turn were mainly due to the non-amortization of goodwill starting in 2005.

Ecuador

Conecel’s operating revenues increased by 55.0% in 2005 and by 50.0% in 2004. The increase in 2005 was attributable principally to increases in subscriber growth. In 2005, the number of Conecel subscribers increased by 76.3%, to approximately 4.1 million. In 2004, the number of Conecel subscribers increased by 51.3%, to approximately 2.3 million. Both ARPUs and MOUs declined during 2005, by approximately 10.7% and 10.0%, respectively. The decline in ARPUs and MOUs reflected principally subscriber growth. In addition, ARPUs were negatively affected during 2005 by a decrease in interconnection tariffs. Conecel’s churn rate decreased from 3.7% in 2004 to 2.9% in 2005.

Conecel’s operating income was Ps. 1,083 million in 2005 and Ps. 914 million in 2004. Our operating margin was 15.8% in 2005 and 20.6% in 2004. This decline in margin reflected principally higher subscriber acquisition costs.

United States

Tracfone’s operating revenues increased by 18.5% in 2005 and by 36.3% in 2004. The increase in operating revenues in 2005 was attributable principally to subscriber growth and increased traffic. In 2005, the number of TracFone subscribers increased by 39.6%, to approximately 6.1 million, and in 2004, the number of TracFone subscribers increased by 48.9%, to approximately 4.4 million. Although average MOUs per subscriber increased in 2005 as compared to 2004 (by 6.8%), ARPUs declined by approximately 9.4% in 2005 compared to 2004. The churn rate increased from 4.2% in 2004 to 4.6% in 2005.

Tracfone’s operating income was Ps. 714 million in 2005 and Ps. 328 million in 2004. Tracfone’s operating margin increased from 3.5% in 2004 to 6.5% in 2005. The improved operating margin principally reflected greater efficiency resulting from increasing scale, as well as lower average handset acquisition costs.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes:

•	We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2005 and 2004, we invested approximately Ps. 38.7 billion (nominal amounts) and Ps. 22.4 billion (nominal amounts), respectively, in plant, property and equipment. We have budgeted capital expenditures for 2006 to be approximately U.S.$3.04 billion. See “Capital Expenditures” under Item 4.

•	We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 13,943 million in dividends in 2005 and Ps. 1,624 million in 2004, and we are paying dividends quarterly in 2006. Dividends for 2005 include an extraordinary dividend of Ps. 0.30 per share paid in December 2005, for a total of Ps. 10,877 million. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, payable in July 2006. We also spent (including commissions and value-added taxes) Ps. 6,549 million repurchasing our own shares in the open market in 2005 and Ps. 12,842 million in 2004. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2006.

•	During 2005 and 2004, we spent approximately Ps. 10,769 million and Ps. 7,802 million, respectively, in order to acquire new companies and licenses and increase our interests in some of our subsidiaries.

•	During 2005, we used Ps. 26,058 million to repay debt, as compared to Ps. 36,584 million in 2004.

The following table summarizes certain contractual liabilities as of December 31, 2005. Our purchase obligations and approximately 60% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(millions of constant pesos as of December 31, 2005)
Contractual obligations as of December 31, 2005:
Equipment leases	Ps.	4,756	Ps.	713	Ps.	4,043	Ps.	—	Ps.	—
Real estate leases		9,145		1,615		4,272		1,148		2,110
Long-term debt		51,530		285		18,775		2,091		30,379
Short-term debt		16,722		16,722		—		—		—
Purchase obligations (1)		9,694		1,607		8,087		—		—

Total	Ps.	91,847	Ps.	20,942	Ps.	35,177	Ps.	3,239	Ps.	32,489

(1)	See discussion below.

We have entered into agreements to purchase equipment for the expansion of our GSM networks. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$755 million (Ps. 8,087 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers’ compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. In addition, we are obligated, at the option of the counterparty, to purchase all of the shares of our subsidiary Telecom Americas that are not already owned by us. The minority shareholder has the right to sell its shares to us beginning in October 2006 for U.S.$150 million plus interest at an annual rate of 3%. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2005. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 megahertz acquired during 2005.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures. On April 2, 2006, we agreed to acquire the equity interests of Verizon in certain companies through which it beneficially owns shares in Verizon Dominicana, Telecomunicaciones de Puerto Rico and, through an equally owned joint venture with our affiliate Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela. See the discussion included earlier in this Item 5 under “Overview – Effects of Recent Acquisitions” for more information about these transactions.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 60,538 million in 2005 and Ps. 39,114 million in 2004.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and capital expenditures and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican capital market. In March 2004, we accessed for the first time the international dollar debt markets, with offerings totaling U.S.$2.1 billion. During 2005, we issued U.S.$1.0 billion and Ps. 5,000 million principal amount of senior notes in the international debt capital markets.

If we seek to raise funds by issuing capital stock, our bylaws require that we issue capital stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our capital stock. However, pursuant to our bylaws, holders of AA and A Shares may exchange their AA and A Shares for L Shares on a one-to-one basis.

Outstanding Indebtedness

At December 31, 2005, we had total consolidated indebtedness of Ps. 68,537 million, as compared to Ps. 63,506 million at December 31, 2004. Cash and cash equivalents amounted to Ps. 11,277 million at December 31, 2005 and Ps. 17,068 million at December 31, 2004. Approximately 60% of our indebtedness at December 31, 2005 was denominated in currencies other than Mexican pesos (approximately 55.2% in U.S. dollars and 4.6% in other currencies, principally in Colombian pesos), and approximately 40.6% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2005, Ps. 17,007 million (or 24.8%) was classified as short-term.

Our net debt (total debt minus cash and cash equivalents) at December 31, 2005 increased by 23.3% as compared to December 31, 2004. This principally reflects increased amounts spent during 2005 for capital expenditures, acquisitions and dividends.

Since 2004, we have relied on the international debt markets as a principal source of financing, and in December 2004, we established a shelf registration for up to U.S.$2 billion of debt securities with the U.S. Securities and Exchange Commission. We have issued six series of senior notes in the international debt markets; U.S.$3.1 billion in dollar-denominated senior notes and Ps. 5,000 million in peso-denominated senior notes. As a result of these offerings, we were able to extend the average life of our indebtedness at attractive rates. Our ability to access the international debt capital markets on these terms has been largely a function of the credit ratings given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated A3 by Moody’s Investors Service, BBB+ by Standard and Poor’s Rating Group and BBB+ by Fitch Ratings, which ratings are generally considered to connote “investment grade” debt with moderate to low credit risk. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. There are only a few Mexican companies with an investment grade rating, and the ability of those companies, including us, to maintain an investment grade rating is in large part contingent on Mexico maintaining its investment grade rating which it attained in 2000. The weighted average cost of all our third-party debt at December 31, 2005 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 8.19%, as compared to 8.25% at December 31, 2004.

Our major categories of indebtedness at December 31, 2005 are as follows:

•	U.S. dollar-denominated senior notes. At December 31, 2005, we had approximately U.S.$3.1 billion (Ps. 33,129 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets during 2004 and 2005:

•	U.S.$498 million (Ps. 5,334 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;

•	U.S.$795 million (Ps. 8,515 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$500 million (Ps. 5,355 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%; and

•	U.S.$300 million (Ps. 3,213 million) senior notes due 2007, bearing interest at a floating rate of LIBOR plus 0.625%; and

•	U.S.$1.0 billion (Ps. 10,771 million) senior notes due 2035, bearing interest at a fixed rate of 6 3/8%.

The senior notes are all guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

•	Mexican peso-denominated senior notes. On October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016, which were issued under our SEC shelf registration and sold in the international and Mexican debt capital markets. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures. These notes are guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

•	Mexican peso-denominated notes (certificados bursatiles). At December 31, 2005, we had Ps. 12,550 million in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel, between 2001 and 2004, and have varying maturities, ranging from 2006 through 2010. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

•	Bank loans. At December 31, 2005, we had approximately Ps. 10,742 million outstanding under a number of bank facilities bearing interest principally at variable rates based on TIIE or LIBOR.

•	Sale and leasebacks. During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2005, lease payment obligations under these contracts amounted to Ps. 4,009 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in 2004 and 2005, Conecel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2005, lease payment obligations under the contract amounted to U.S.$70 million (Ps. 747 million). Payments are due on a monthly basis through 2008 and bear interest at LIBOR plus a spread.

•	Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes in the Colombian capital markets in three different series. At December 31, 2005, the aggregate principal amount outstanding was Ps. 2,110 million. These notes bear interest at a variable rate based on the IPC (the Colombian consumer price index rate) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil.

At December 31, 2005, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 63,617 million (U.S.$5,939 million), excluding subordinated debt owed to us or our other subsidiaries. In addition, at December 31, 2005, our operating subsidiaries other than Telcel had indebtedness of Ps. 4,920 million (U.S.$459 million).

In April 2006, we borrowed U.S.$2,000 million under a syndicated loan facility. The loan matures in April 2011, bears interest at LIBOR plus a spread and is guaranteed by Telcel. The proceeds from the loan are being used to prepay indebtedness, principally bank loans, and for general corporate purposes. The facility limits our ability to incur secured debt and pledge assets, to effect a merger or sell substantially all of our assets, to sell control of Telcel or to permit restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the facility require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. The loan is subject to acceleration if there is a change of control.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2005, after taking into account derivative transactions, approximately 12.1% of our total debt was effectively denominated in U.S. dollars and approximately 26% was effectively subject to floating rates.

As of December 31, 2005, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$800 million of our total U.S. dollar-denominated debt. Under these swaps, we have effectively replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

As of December 31, 2005, we had entered into Mexican peso-U.S. dollar cross currency and interest rate swaps in respect of Ps.$1,000 million of our total Mexican peso at a variable rate denominated debt. Under these swaps we have effectively replaced our obligation to make payment in Mexican pesos at a variable rate with an obligation to make payment in U.S. dollars at a variable rate. In addition, we had entered into U.S. dollar-Mexican peso forwards for a total of U.S.$1,475 million to hedge our exposure to our U.S. dollar-denominated debt.

A significant portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2005, the aggregate notional amount of domestic interest rate swaps was Ps. 5,000 million.

We have also covered part of our exposure to U.S. dollar debt that bears interest at floating rates. The aggregate notional amount of U.S. dollar interest rate swaps as of December 31, 2005 was approximately U.S.$1.03 billion. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest.

In addition, as of December 31, 2005, we had U.S. dollar-Mexican peso cross currency and interest rate swaps with an aggregate notional amount of U.S.$400 million that were not at the time hedging any underlying liability. We had originally entered into these instruments to hedge underlying risks arising from debt, but during 2004 or 2005 we refinanced the underlying debt and decided to maintain the derivative instruments.

The aggregate effect of all of our derivative instruments during 2005 was a loss of Ps.1,120 million reflected as part of our comprehensive financing income and a loss of Ps. 92.9 million recorded as part of shareholders’ equity under the caption other comprehensive loss items, as compared to a gain of Ps. 503.8 million in 2004 reflected as part of our comprehensive financing income.

As of December 31, 2005, the fair value of our derivative instruments was Ps. (1,862.7) million.

Off-Balance Sheet Arrangements

We have an obligation to purchase all of the shares of our subsidiary Telecom Americas that are not already owned by us from its minority shareholder. The minority shareholder has the right to sell its shares to us beginning in October 2006 for U.S.$150 million plus interest at an annual rate of 3%.

Except for the obligation described above, as of December 31, 2005, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 31,618 million in 2005, Ps. 17,218 million in 2004, and Ps. 16,194 million in 2003. Compared to Mexican GAAP, net income under U.S. GAAP was approximately 0.29% lower in 2005 and 0.9% higher in 2004.

There are several differences between Mexican GAAP and U.S. GAAP that significantly affect our net income and stockholders’ equity. The most significant differences in their effect on 2005 net income related to the recording of deferred income taxes, the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation and the recognition and depreciation of capitalized interest on assets under construction. Under Mexican GAAP, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restate its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restate nonmonetary assets based on the Mexican National Consumer Price Index. During 2005, restatement based on the Mexican National Consumer Price Index would have resulted in a higher carrying value for our plant and equipment and higher depreciation expenses, and the corresponding U.S. GAAP reconciliation adjustments resulted in decreases in our net income and increases in our stockholders’ equity under U.S. GAAP as compared to Mexican GAAP. Under Mexican GAAP, we expense net financing costs on assets under construction, whereas for U.S. GAAP purposes, these costs must be capitalized in property, plant and equipment and depreciated over the lives of the related assets. During 2004 and 2005, we had significant financing costs with respect to assets under construction, particularly in Mexico and Brazil, and the corresponding U.S. GAAP reconciliation adjustments resulted in increases to our net income and stockholders’ equity under U.S. GAAP as compared to Mexican GAAP. Finally, during 2005, for U.S. GAAP purposes, we recorded significant deferred income tax expenses in respect of some of our reconciliation adjustments, principally on the restatement of the carrying value of property, plant and equipment. Other differences that had a significant effect on 2005 net income relate to the recording of deferred employee profit sharing, the accounting for acquisitions or divestitures between entities under common control, the presentation of minority interests, the adoption of EITF 00-21 (relating to revenue arrangements with multiple deliverables) and the effect of inflation accounting on U.S. GAAP adjustments. The differences in stockholders’ equity under Mexican GAAP and U.S. GAAP reflect principally these same matters, as well as the reversal of the amortization of goodwill under Mexican GAAP through 2004 and of net gains on sales to affiliates. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 20 to our audited consolidated financial statements.

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

Purchase accounting – purchase price allocation

During 2005, 2004 and 2003, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of independent experts to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2005 to Ps. 15,340 million, or 10.3% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

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

Impairment

We carry substantial balances on our balance sheet for long-lived assets, including plant, property and equipment, licenses and trademarks and goodwill. These balances are based on historical costs net of accumulated depreciation and amortization and are restated for inflation. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. Recoverability for assets identifiable to individual locations, such as plant, property and equipment and licenses and trademarks, is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets’ net carrying value. The amount of impairment loss, if any, is measured as the difference between net book value of the assets and their estimated market value. Because the analysis we perform requires that we estimate the future cash flows attributable to these assets, we are required to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2005 and 2004 did not result in any significant impairment of our plant, property and equipment or consolidated goodwill.

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

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2005, we had a valuation allowance covering approximately 86.01% of our deferred tax assets of Ps. 25,704 million.

Derivative Instruments

On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), went into effect, and the Company adopted the provisions of Bulletin C-10 on a prospective basis. Accordingly, the Company values and records all derivative instruments and hedging activities in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative instruments are recorded each year in the income statement or as part of other comprehensive income within stockholders equity, based on the type of hedging instrument and the effectiveness of the hedge.

Bulletin C-10 classifies hedges as fair value hedges, cash flow hedges or hedges of net investment in a foreign subsidiary. In a fair value hedge, the changes in the fair value of both the hedge and the underlying hedged item are recognized in the income statement. In a cash flow hedge, the effective portion of the changes in the fair value of the hedge is recognized as part of other comprehensive income within stockholders equity, while any ineffective portion is recorded in the income statement as part of comprehensive financing cost on a current basis. The deferred gain or loss in stockholders equity is reclassified to the income statement during the period in which the underlying hedged item affects income.

Bulletin C-10 provides criteria to determine the effectiveness of the hedge and requires an evaluation by the Company of the effectiveness of the hedge at the time of inception and periodically. Hedges considered as effective are those in which the fair value or cash flows of the hedged item are offset on a period by period or cumulative basis by changes in the fair value or cash flow of the hedge by a range of between 80% and 125%.

Item 6.    Directors, Senior Management and Employees

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. Actions requiring the approval of our board of directors include:

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

All of the current members of the Board of Directors and of the Executive, Audit and Compensation Committees were elected or ratified at a shareholders’ meeting held in April 2006, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed. América Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by each of them in proportion to their respective share ownership.

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

Carlos Slim Helú Honorary Lifetime Chairman	Born: First elected: Term expires: Principal occupation:	1940 2000 Lifetime Honorary Chairman of the Board of Directors of Grupo Carso, S.A. de C.V.
	Other directorships and business experience:	Honorary Lifetime Chairman of the Board of Directors of Telmex and Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit Chairman and Member of the Executive Committee	Born: First elected: Term expires: Other directorships:	1969 2004 2007 Director of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A. de C.V.

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1966 2000 2007 Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Director	Born: First elected: Term expires: Principal occupation: Other directorships:

1950

2000

2007

Chief Executive Officer of Telmex

Vice-chairman of the Board of Directors of Telmex; Director of América Telecom, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International

	Business experience:	Chief Executive Officer of Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born: First elected: Term expires: Principal occupation:	1960 2000 2007 Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V.
	Other directorships:	Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.

María Asunción Aramburuzabala Larregui Director	Born: First elected: Term expires: Principal occupation:	1963 2000 2007 Chief Executive Officer of Tresalia Capital
	Other directorships:	Director of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital

Rayford Wilkins Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1951 2005 2007 Group President AT&T
	Other directorships:	Various positions in the wireless industry at SBC Group

John Stephens Director	Born: First elected: Term expires: Principal occupation:	1959 2005 2007 Senior Vice President and Controller AT&T

Claudio X. González Laporte Director and Member of the Compensation Committee	Born: First elected: Term expires: Principal occupation:	1934 2000 2007 Chief Executive Officer of Kimberly Clark de México, S.A. de C.V.
	Other directorships:	Director of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V.
	Business experience:	Various positions at the Kimberly Clark Corporation

David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born: First elected: Term expires: Other directorships:	1930 2000 2007 Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera S.N.C., served in the Mexican Ministry of Finance and Public Credit

Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born: First elected: Term expires: Other directorships: Business experience:	1960 2004 2007 Director of Grupo Financiero Value, S.A. de C.V. Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary, and Rafael Robles Miaja as Alternate Corporate Secretary.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Our controlling shareholders have agreed that two of its members shall be named by our Mexican controlling shareholders and one member by SBC International, Inc. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, named by SBC International, Inc.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Mr. Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

•	select our auditors, review the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	pre-approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors an audit report that includes a discussion of critical accounting policies used by the Company, any alternative treatments within generally accepted accounting principles for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	opine on transactions with related parties as defined in the Securities Market Law and propose independent consulting specialists to opine on such transactions;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees; and

•	perform any other functions the Board of Directors may delegate to the Audit Committee.

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

Investments Committee

In February 2006, the Board of Directors created an Investments Committee, with a mandate to analyze, approve and execute the terms and conditions of proposed investments and acquisitions. The Investments Committee is composed of the following members: Patrick Slim Domit, Daniel Hajj Aboumrad, Claudio X. Gonzalez Laporte, Alejandro Soberón Kuri, David Ibarra Muñoz, Rayford Wilkings and María Asunción Aramburuzabala Larregui. The Committee has authority to review, approve and execute any and all actions required to consummate proposed investments and acquisitions.

New Mexican Securities Market Law

On December 30, 2005, a new Securities Market Law was enacted in Mexico. Prior to December 2006, we must amend our bylaws and practices to reflect the requirements of the new law. For more information see Item 10.

The new law will require us to have one or more committees, comprised of a majority of independent members (as defined in the Mexican Securities Market Law and determined by our shareholders’ meeting), that oversee our corporate practices. In particular, the law requires that the committee or committees evaluate and give an opinion to the Board of Directors regarding, among others (i) our non-ordinary course transactions with related parties; (ii) the use and disposition of the company’s assets; (ii) certain material transactions such as (a) transactions not in the ordinary course of business, (b) transactions representing an investment greater than 5% of the company’s assets on a consolidated basis and (c) transactions involving guarantees or the incurrence of financial obligations for more than 5% of the company’s assets on a consolidated basis; (iii) executive and director compensation; and (iv) waivers for board members, executives and other persons with influence on the company, to benefit from business opportunities pertaining to the company. The company must publicly disclose any case in which the resolution of the board differs from the opinion of the committee regarding any of these matters.

In addition, the new law mandate certain enhanced functions and responsibilities for our Audit Committee, which include (i) evaluation of performance of the external auditors; (ii) review and, discussion of the financial statements of the company and advising the board of directors of the committee’s recommendations for approval of such financial statements; (iii) oversight of internal controls and internal audit procedures of the company; (iv) the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations; (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda; and (vi) oversight of the performance of the general manager.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at Mexican Ministry of Finance and Public Credit, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos, S.A. de C.V. (Pemex)

Carlos Cárdenas Blásquez	Appointed:	2000
Latin American Operations	Business experience:	Various positions at Telmex, including Operating Manager for the paging service Company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel and Corporate Secretary	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

José Elias Briones Capetillo	Appointed:	2001
Administration and Finance	Business experience:	Comptroller of Telcel

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee) and senior management in 2005 was approximately Ps. 2.8 million and Ps. 30.4 million, respectively. Provisions made in 2005 to provide pension, retirement or similar benefits for management totaled approximately Ps. 2.6 million.

Share Ownership

According to beneficial ownership reports filed with the SEC, Carlos Slim Helú, the lifetime honorary chairman of our Board of Directors, and certain members of his immediate family, including his son and chairman of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom, S.A. de C.V., our controlling shareholder. See “Major Shareholders.” In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú holds 120,000 of our A Shares and 180,000 of our L Shares directly, and Patrick Slim Domit holds 24,402 of our L Shares directly. To our knowledge, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	December 31,
	2003	2004	2005
Number of employees	24,860	23,303	34,650
Category of activity:
Wireless	20,165	16,624	28,453
Fixed	4,695	6,679	6,197

Geographic location:
Mexico	8,624	9,354	11,129
United States	356	428	515
Other Latin America	15,880	13,521	23,006

As of December 31, 2005, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana) represented approximately 84.4% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In April 2006, Telcel and the union agreed to a 4.3% nominal increase in basic wages, retroactive to March 1, 2006.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, ENITEL, CTE and CTI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2006:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	24,491	67.74%	—
AA Shares (no par value)	10,910	30.18	93.55%
A Shares (no par value)	752	2.08	6.45

Total	36,153	100.00%	100.00%

(*)	Except on limited matters for which L Shares have voting rights.

The AA Shares represented 93.55% of the full voting shares (AA Shares and A Shares) and 30.18% of the total capital stock of América Móvil as of April 30, 2006. The AA Shares are owned by América Telecom, S.A. de C.V., SBC International Inc. (a subsidiary of the U.S. telecommunications company AT&T Inc.) and certain other Mexican investors. The following table sets forth their respective ownership amounts and percentages of AA Shares as of April 30, 2006.

Shareholder	AA Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
América Telecom	7,587	69.55%	66.29%
SBC International	2,870	26.30	24.61
Other Mexican holders of AA shares	453	4.15	3.88

Total	10,910	100.00%	93.55%

(*)	Except on limited matters for which L Shares have voting rights.

América Telecom was established in November 2001 in a spin-off from Carso Global Telecom using a procedure under Mexican corporate law called escisión or “split-up.” According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú and certain members of his immediate family, including his son and chairman of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom.

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

The following table identifies each owner of more than 5% of any class of our shares as of April 30, 2006. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any class of our shares.

	AA Shares		A Shares		L Shares		Percent of Voting Shares(*)
Shareholder (1)	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
América Telecom(2)	7,587	69.55%	144	19.21%	6,898	28.16%	66.29%
SBC International	2,870	26.30	—	—	—	—	24.61

(*)	Except on limited matters for which L Shares have voting rights.
(1)	Based on beneficial ownership reports on Schedule 13G filed with the SEC on February 14, 2003, we believe that as of December 31, 2005, Brandes Investment Partners, LP was the beneficial owner of approximately 3,212.6 million of our L Shares. This holding would have represented 13.12% of our outstanding L Shares as of April 30, 2006. We do not know whether this institution has changed its investment in our L shares since December 31, 2005.
(2)	This includes approximately 1,180 million L Shares that América Telecom is obligated to purchase under forward share purchase transactions maturing through September 2009.

As of April 30, 2006, 79.3% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 1.37% of the L Share ADSs were held by 12,993 registered holders with addresses in the United States. As of such date, 24.1% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 21.31% of the A Share ADSs were held by 5,575 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. As of December 31, 2005, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 30,000 million, and in April 2006 we were authorized to repurchase an additional Ps. 10,000 million. As of April 30, 2006, we had repurchased 5,789 million L Shares and 29 million A Shares, with an aggregate value of approximately Ps. 30,000 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries, including some of its international subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex is under common control with our controlling shareholder América Telecom. Telmex is the only nationwide provider of fixed-line telephony in Mexico and a leading provider of fixed local and long-distance services. Telmex also offers voice, data and internet services in Brazil, Chile, Argentina, Peru and Colombia.

Continuing Commercial Relationships

Because both we and Telmex provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of Telmex’s private circuits; the provision of long distance services by Telmex to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between the operating subsidiaries of Telecom Américas and Embratel, a subsidiary of Telmex that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

These operational relationships between us and Telmex are material to our financial performance. In 2005, Ps. 12,360 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 770 million in accounts receivable from, and accounts payable of Ps. 562 million to, Telmex and subsidiaries at December 31, 2005. Also in 2005, Ps. 4,727 million of our cost of sales was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

Other Commercial Relationships

In 2005, a subsidiary of Telmex in Chile agreed to provide capacity and network services for 20 years to our subsidiary Smartcom. Smartcom is required to pay U.S.$ 17.5 million on a monthly basis under the agreement, starting in September 2005.

In 2006, Telmex Peru, a subsidiary of Telmex in Peru, together with our subsidiary, América Móvil Peru, agreed to jointly build a fiber optic network along the coast of Peru of approximately 2,823 kilometers. The project will be completed in different phases. The first phase entails the construction of a portion of the network for an amount of U.S.$12.5 million. The construction of this phase was awarded through a private beauty-contest process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) and Grupo Condumex, S.A. de C.V. We may consider awarding additional phases of the project to CICSA, Condumex or other affiliated entities.

In addition, in 2005, Telmex Argentina, a subsidiary of Telmex, together with CTI Móvil, our subsidiary in Argentina, agreed to jointly build a fiber optic backbone network in Argentina of approximately 1,943 kilometers. The project will be completed in different phases. One of these phases entails the construction by CICSA of a portion of the network for an amount of U.S.$17.5 million. We may consider awarding additional phases or portions of the phases of the project to CICSA or other of our affiliated entities.

In November 2005, Embratel entered into an agreement with our subsidiary Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between Reais 5.0 million and Reais 6.0 million, depending on the capacity provided under the agreement.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately Reais 6.8 million on an annual basis. We may, from time to time, lease additional real estate from Embratel. In addition, Embratel leases real property from our subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is Reais 1.2 million.

In June 2005, Telecom Americas (through its subsidiaries) entered into a settlement agreement to settle disputes relating to co-billing and other matters with Embratel in the amount of P.125.2 million (U.S.$11.7 million).

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Telecom Américas.

The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

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

We have entered into an agreement with Telmex to ensure that the purposes of the spin-off are fully achieved. Among other things, this agreement provides in general terms as follows:

•	we agree to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to us in the spin-off or that relate to the businesses transferred to us in the spin-off;

•	Telmex agrees to indemnify us against any loss or expense resulting from the assertion against us of any liabilities or claims that were retained by Telmex in the spin-off or that relate to the businesses retained by Telmex in the spin-off;

•	each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the spin-off or that it obtains in connection with the implementation of the spin-off;

•	each party agrees that it will not take any action that could reasonably be expected to prevent the spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws; and

•	each party releases the other from certain claims arising prior to the spin-off—Telmex makes no representations concerning the assets transferred directly or indirectly in the spin-off.

Other Transactions

From time to time, we make investments together with affiliated companies and sell or buy investments to or from affiliated companies. See “Other Investments” under Item 4. Some of these transactions are described below.

In April 2006, we announced that Telmex and we had entered together into an agreement with Verizon to acquire through an equally-owned joint venture Verizon’s 28.5% indirect equity interest in CANTV for an aggregate purchase price of U.S.$676.6 million in cash.

In April 2004, we sold our interests in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar S.A. (which operate local multipoint distribution service networks in Argentina and Uruguay, respectively) to Telmex for U.S.$75 million in the aggregate.

Transactions with Other Affiliates

In December 2003, as a result of a series of transactions, we exchanged our 49% interest in CompUSA, which we had acquired in March 2000, for a 29.69% interest in US Commercial Corp., S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder) and approximately Ps. 195 million. We recorded a loss of Ps. 306.8 million on the transaction.

Certain affiliates of América Telecom purchased approximately U.S.$316 million in principal amount of the notes used to finance the acquisition of Tess by Telecom Américas in 2001. Telecom Americas made final payment of principal outstanding under the notes in March 2004.

We have agreements to receive consulting services from each of América Telecom and SBC. In 2005, we paid U.S.$30 million to América Telecom and U.S.$1.0 million to SBC in compensation for their respective services. Our board of directors has approved the payment of U.S.$30 million in fees to América Telecom during 2006 for consulting services.

In July 2005, we sold our 40.3% interest in Technology and Internet, LLC and 25.0% interest in Technology Fund I, LLC to Grupo Condumex, S.A. de C.V. (whose controlling shareholder is an affiliate of América Telecom, our controlling shareholder), for an aggregate amount of U.S.$3.0 million. We recorded a loss of Ps. 80 million on the transaction.

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

Note 16 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8. Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-71.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the three-for-one stock split effected on July 18, 2005.

Year ended December 31,	Pesos per Share	Dollars per Share
2005(1)	Ps. 0.3700	U.S.$	0.0345
2004	0.0350		0.0030
2003	0.0186		0.0016

(1)	Includes the payment of an extraordinary dividend in December 2005, as described below.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2003 of Ps.0.02 per share, payable in four installments of Ps.0.005 per share in June, September and December 2003 and March 2004. We declared a dividend in April 2004 of Ps. 0.04 per share, payable in four installments of Ps. 0.013 per share in June, September and December 2004 and March 2005. We declared a dividend in April 2005 of Ps. 0.07 per share, payable in four installments of Ps. 0.0175 per share in June, September and December 2005 and March 2006. In addition, on December 13, 2005, we declared an extraordinary dividend of Ps 0.30 per share, which was paid in a single installment on December 23, 2005. These dividends were paid on each class of our shares. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, payable in a single installment in July 2006.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements and tariffs. During 2005, the claims by International Telecom, Inc. against Telgua in U.S. federal courts were finally dismissed and the process was concluded. See note 15 to our audited consolidated financial statements included in this annual report.

Our concessions are generally subject to early termination for violations of certain service, quality, coverage standards and certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions.

Below is a summary of the most significant legal proceedings in which we are currently involved.

Telcel

Cofeco

Administrative proceedings have been commenced by Cofeco against Telcel for alleged anti-competitive behavior in connection with: (i) actions by certain distributors of Telcel with regard to the purchase and sale of cellular equipment; (ii) exclusivity agreements with certain content providers; and (iii) the refusal to grant interconnection to a certain provider of “trunking” services for the exchange of SMS short messages. These investigations are in varying procedural stages. If we are unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. We have not made provisions in our financial statements for these potential liabilities because at the time our most recent financial statements were published, we could not reasonably determine the amount of such contingencies.

Interconnection Fees

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction in interconnection fees charged under the “calling party pays” system from the 2004 rate of Ps. 1.90 per minute to Ps. 1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by Cofetel, and the related agreements were registered with Cofetel. Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with providing interconnection services, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. These proceedings are in their final stages, and we expect Cofetel to rule on this issue during 2006.

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

CNBV

During 2003, we received requests for information from the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the CNBV) and the SEC regarding Telcel’s entry into a capacity services agreement with Operadora Unefon in September 2003. To our knowledge, the investigation regards the alleged use by Operadora Unefon of the U.S.$267.7 million paid by Telcel to Operadora Unefon under the agreement and related public disclosures made by an affiliate of Operadora Unefon. The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. We cooperated with the authorities. During 2005, we did not receive any requests with respect of this matter. For this reason, we believe that our participation in this investigation has concluded.

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

Tax Assessment

On March 3, 2006, the Mexican Tax Administration System (Sistema de Administración Tributaria or “SAT”), notified Telcel of an assessment of Ps. 271.6 million (Ps. 150.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,221.9 million in connection with royalty payments made to another subsidiary of América Móvil in connection with the use of certain trademarks. We believe that these deductions were made in accordance with applicable law and intend to challenge the validity of this assessment. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of Ps. 4,490.9 million and Ps. 6,349.6 million, respectively. We have not made provisions in our financial statements with respect to this potential liability because, based on the strength of our legal arguments, we believe that we will successfully challenge this assessment.

Comcel

Voice over IP

In March 2000, the Colombian Superintendencia de Industria y Comercio (“SIC”) issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (Colombian Ps. 234 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, which amount is substantially lower than the amount estimated by the long distance service providers. We have made provisions in our financial statements with respect to this potential liability. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with our counsel’s opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. and Concelular, S.A. which were distributors of Comcel until May 2004. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately U.S.$30 million from Comcel. We have made provisions in our financial statements with respect to this potential liability.

Telecom Americas

Anatel Inflation-Related Adjustments

ANATEL has challenged each of Tess and ATL regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged deficiencies. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. At December 31, 2005, the aggregate contested amounts were approximately U.S.$178 million (in Reais), including potential penalties and interest. We have made provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million. Telecom Americas has presented its answer to BNDESPar’s claims. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. Telecom Americas is defending itself vigorously against these claims. There can be no assurance, however, that we will ultimately prevail. We have not made provisions in our financial statements for these potential liabilities.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller id technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of our other operating subsidiaries in Brazil. Although we believe that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision, which is still pending. Americel intends to continue vigorously defending itself against this claim.

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

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case has initiated proceedings for execution of the judgment. The court has appointed experts to determine the amount of possible damages suffered by the plaintiff due to the alleged infringement by Americel. Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. We have not made any provisions in the financial statements in respect of these proceedings.

Minas Gerais Operations

In April 2005, Telecom America’s subsidiary Stemar Telecomunicações was awarded a license to provide wireless services in the Minas Gerais region of Brazil, and we subsequently built a network in the region. This award was challenged by Telemig Celular S.A., a competitor in the region, which alleged that Stemar should be considered an affiliate of Telemig for purposes of the Brazilian telecommunications laws and consequently prohibited from operating in Minas Gerais. Telos – Fundação Embratel de Seguridade Social is the pension fund of Embratel – Empresa Brasileira de Telecomunicações S.A., which is controlled by Telmex, and holds a 3.5% investment in the controlling shareholder of Telemig. Although we do not believe that Embratel controls Telos, in November 2005 Telos placed its investment under the management of an independent administrator in order to address the concerns of ANATEL, which agreed with Telemig’s position. Although ANATEL has ruled that the transfer by Telos of the management of its investment to an administrator resolves any concerns regarding the potential affiliation between Stemar and Telemig, a federal judge in Brasília has refused to withdraw an injunction prohibiting us from operating in the Minas Gerais region, which was originally entered in October 2005. Stemar was able to temporarily operate in Minas Gerais in November 2005 and between December 2005 and April 2006, under temporary orders suspending the effects of the injunction.

In November 2005, we filed an appeal against the injunction, which is pending. In addition, we have asked a federal judge (to whom the case was transferred in January 2006, pursuant to an appeal filed by Stemar challenging the jurisdiction of the former judge) to reconsider the grant of the injunction. ANATEL is also taking legal action seeking to suspend or reverse the injunction.

In May 2006, Telemig, Stemar and Telos agreed to settle the pending litigation. Certain matters regarding the settlement, including ANATEL’s position on the effects of the settlement, are still pending resolution.

Our ability to operate in the Minas Gerais region is affected by these legal proceedings. If the challenges to the injunction fail or the pending matters regarding the settlement are not resolved, we may not be able to operate in the Minas Gerais region unless Telos divests its indirect interest in Telemig. This divestment would require compliance with the rights of first refusal included in the shareholders agreement between a number of investors in the controlling shareholder of Telemig, which could delay Telos’ ability to effect this divestment.

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

In March 2001, CompUSA and the other defendants filed a motion with the trial court for judgment notwithstanding the verdict. In May 2001, the trial court granted the motion for judgment notwithstanding the verdict, vacating the award against CompUSA and Mr. Halpin and reducing significantly the amount of damages. Despite the significant reduction in damages, Mr. Slim Helú and the other defendants appealed seeking discharge from all claims. In August 2004, the Dallas Court of Appeals reversed the February 2001 judgment in full, releasing the defendants from the obligation to pay any damages. COC appealed the Court of Appeals’ decision to discharge all claims against Mr. Slim Helú and certain of the other defendants, and the Texas Supreme Court denied the petition for review in June 2006. The plaintiff may file a motion for rehearing with the Texas Supreme Court. The plaintiff has decided not to further pursue claims against CompUSA and Mr. Halpin.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2003	Ps. 5.15	Ps. 2.33		U.S. $9.11	U.S.$	4.17
2004	9.82	5.24		17.49		9.44
2005	16.2	8.90		30.99		15.96
Quarterly highs and lows
2004:
First quarter	Ps. 7.28	Ps. 5.24	U.S.$	13.03	U.S.$	9.44
Second quarter	7.43	6.10		13.24		10.45
Third quarter	7.42	6.21		13.01		10.89
Fourth quarter	9.82	7.32		17.49		12.84
2005:
First quarter	10.89	8.94		19.63		15.96
Second quarter	11.05	8.90		20.38		16.14
Third quarter	14.19	10.66		26.32		19.85
Fourth quarter	16.62	12.45		30.99		22.90
Monthly highs and lows
2005:
January	Ps.10.02	Ps. 8.94	U.S.$	17.82	U.S.$	15.96
February	10.89	10.11		19.63		18.14
March	10.86	9.51		19.50		16.85
April	9.81	8.90		17.66		16.15
May	10.44	9.17		19.23		16.65
June	11.05	10.15		20.38		18.67
July	11.78	10.66		22.26		19.85
August	12.12	11.56		22.82		21.70
September	14.19	12.29		26.32		22.82
October	13.92	12.45		26.25		22.90
November	15.59	14.03		39.34		26.14
December	16.62	15.49		30.99		28.80
2006:
January	18.22	15.66		34.85		31.15
February	18.74	17.17		35.62		32.55
March	19.25	17.80		35.73		33.25
April	20.45	18.26		36.91		32.90

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange			NASDAQ
	High	Low		High		Low
	(pesos per A Share)			(U.S. dollars per A Share ADS)
Annual highs and lows
2003	Ps. 5.11	Ps.	2.31	U.S. $	9.01	U.S.$	4.19
2004	9.76		5.15		17.34		9.33
2005	16.64		9.00		30.94		15.83
Quarterly highs and lows
2004:
First quarter	Ps. 7.25	Ps.	5.15	U.S.$	13.33	U.S.$	9.33
Second quarter	7.40		6.33		13.25		10.34
Third quarter	7.41		6.20		12.86		10.50
Fourth quarter	9.76		7.33		17.34		12.67
2005:
First quarter	10.87		9.17		19.96		15.83
Second quarter	11.00		9.00		20.33		16.01
Third quarter	14.00		10.63		26.24		19.80
Fourth quarter	16.64		12.30		30.94		22.73
Monthly highs and lows
2005:
January	Ps.10.00	Ps.	9.16	U.S.$	17.79	U.S.$	15.83
February	10.86		10.10		19.96		18.08
March	10.83		9.50		19.61		16.66
April	9.80		9.00		17.50		16.01
May	10.41		9.13		19.16		16.63
June	11.00		10.13		20.33		18.64
July	11.56		10.63		22.40		19.80
August	12.10		11.40		22.99		21.70
September	14.00		12.10		26.24		22.61
October	14.01		12.30		26.14		22.73
November	15.50		14.08		29.20		26.00
December	16.64		15.45		30.94		28.34
2006:
January	18.20		15.60		34.67		30.90
February	18.70		17.00		35.49		32.15
March	19.00		17.70		35.63		33.16
April	20.35		18.20		37.00		32.21

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C. V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Banking and Securities Commission (CNBV). Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with Institución para el Depósito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

Mexican Securities Market Law

On December 30, 2005 a new Securities Market Law was enacted in Mexico and published in the Official Gazette (Diario Oficial de la Federación). The new Securities Market Law will be effective within 180 days (late June 2006) following its publication and in some cases will allow an additional period of 180 days (late December 2006) for issuers to incorporate the new corporate governance requirements included in the new law. The new law will introduce significant changes to the current regime, including:

•	the establishment of a separate corporate form of organization for issuers with stock registered in the CNBV and listed on the Mexican Stock Exchange (sociedad anónima bursátil);

•	the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of the members of the board of directors as independent be determined by the shareholders’ meeting, subject to the CNBV’s authority to challenge such determination;

•	a legal framework applicable to the chief executive officer (director general) and executive officers (directivos relevantes) entrusted with the day-to-day management of the company;

•	a more precise definition of fiduciary duties, including the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;

•	increased liability for members of the board of directors and its secretary with respect to the operations and performance of the company, including (i) the payment of damages and losses resulting from their lack of care or loyalty and (ii) criminal penalties of up to 12 years of imprisonment for certain illegal acts involving willful misconduct. The company or shareholders that represent 5% or more of the capital stock of the company may bring civil actions to enforce the new liability provisions described under (i) above, whereas criminal actions under (ii) above may only be brought by the Mexican Ministry of Finance, after consulting with the CNBV;

•	the elimination of the requirement that a company have a statutory auditor, and the delegation to the audit committee, the corporate governance committee and the external auditors of specific obligations regarding corporate governance and oversight;

•	the requirement that all the members of the audit and corporate governance committees be independent as such term is defined under the new law, except in the case of corporate governance committees for companies with controlling shareholders, in which only a majority of the members must be independent;

•	enhanced functions and responsibilities of the audit committee, including (i) evaluation of performance of the external auditors, (ii) review and, discussion of the financial statements of the company and advising the board of directors of the committee’s recommendations for approval of such financial statements, (iii) oversight of internal controls and internal audit procedures of the company, (iv) the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda and (vi) oversight of the performance of the general manager;

•	the requirement that the shareholders’ meeting approve all transactions that represent 20% or more of the consolidated assets of the company within a given fiscal year; and

•	the inclusion of a new set of rules requiring a company to obtain prior authorization from the CNBV to carry out public offerings of securities and tender offers.

We will amend our bylaws on or before December 2006 to reflect any necessary changes required by the amendments.

Organization and Register

América Móvil is a sociedad anónima de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770. We will change our corporate form to a sociedad anónima bursátil by December 2006, in accordance with the requirements of the new Mexican Securities Markets Law.

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, its secretary or a court. In addition, under the new Mexican Securities Market Law, the Audit Committee, acting by majority vote, may call a shareholders’ meeting. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the

Diario Oficial de la Federación (Official Gazette of the Federation) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

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

Preemptive Rights

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Diario Oficial de la Federación (Official Gazette of the Federation) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “Shareholders’ Meetings.”

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the New York Stock Exchange and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the New York Stock Exchange and NASDAQ, see “Corporate Governance” under this Item 10.

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

CERTAIN CONTRACTS

Telcel holds concessions granted by the Mexican Communications Ministry with respect to its licenses in each of the nine regions in Mexico. See “Mexican Operations—Regulation” under Item 4. A number of our subsidiaries and affiliates also hold concessions granted by regulatory authorities in the countries in which they operate. See “Mexican Operations,” “Non-Mexican Operations—Telecom Americas” and “Other Investments” under Item 4.

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

Distribution of Annual and Interim Reports.    We make available an annual report containing audited consolidated financial statements during our annual meeting of shareholders. We distribute a copy of the report to our ADS holders of record. We also file an annual report on Form 20-F with the SEC. This filing is required to be made within six months after fiscal year end.

We publish our quarterly interim results within 45 days after quarter end. Our interim results are not reconciled to U.S. GAAP. A copy of our interim results is submitted to the SEC on Form 6-K. We make our annual and interim reports available to shareholders at our corporate headquarters and on our website.

Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public.	Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	Rules 4350(c)(1) & (c)(5).	by the CNBV. There is no exemption from the independence requirement for controlled companies.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 4350(c)(4) & (c)(5).	Nominating Committee. We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain corporate practices, including appointment of directors and executives. Under the new Mexican Securities Markets Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Under the new Mexican Securities Markets Law, certain corporate governance functions must be delegated to one or more committees. We have until December 2006 to amend our bylaws to effect those changes. See Item 6. Directors, Senior Management and Employees–New Mexican Securities Market Law.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

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

The compensation committee makes recommendations to the Board of Directors regarding executive compensation.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)	Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 and (2) Mexican law. For a more detailed

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees-Audit Committee. We also have an internal audit department.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 4350(i)(1)(B)-(D).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the new Mexican Securities Market

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).	Solicitation of Proxies. We are not required under Mexican law to solicit proxies meetings of shareholders. Under the new Mexican Securities Market Law, we will have to make available proxy materials prior to the meeting of the shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

	Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)	Peer Review. Under Mexican law we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV. Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

TA XATION

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

Pursuant to the Tax Treaty, gains realized by a U.S. resident which is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the treaty.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs at a 25% rate on the gross amount. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2005 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.americamovil.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos, principally on our U.S. dollar denominated debt. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2005, we had approximately Ps. 7,342 million (as compared to Ps. 14,241 million as of December 31, 2004) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 40,978 million (as compared to Ps. 45,439 million as of December 31, 2004) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 92.4% of our non-peso indebtedness as of December 31, 2005 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2005, we had Ps. 27,826 million of debt that bore interest at floating rates.

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

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking account our hedging transactions, that would have resulted as a December 31, 2005 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 2,207 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 166.8 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2005 would have resulted in additional interest expense of approximately Ps. 166.1 million per year, assuming no change in the principal amount of such indebtedness.

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

Items 12-14.    Not Applicable

Item 15.    Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

During 2005, we took steps to prepare for the application of the provisions requiring the maintenance and evaluation of internal control over financial reporting under Rule 13a-15 of the Exchange Act, which are applicable to us starting in 2006. Except for there steps, there has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an “audit committee financial expert”, and Mr. Bremer Gutiérrez is independent, within the meaning of this Item 16A.

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

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera S.C., a member practice of Ernst & Young Global (“Mancera”), during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(thousands of constant pesos as of December 31, 2005)
Audit fees	Ps. 21,604	Ps. 27,980
Audit-related fees	2,737	3,100
Tax fees	11,440	11,645
Other fees	59	70

Total fees	Ps. 35,840	Ps. 42,795

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel and attestation services that are not required by statute or regulation.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2005:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2005	54,900,000	Ps. 9.47	54,900,000	Ps. 2,641,127
February 2005	28,470,000	10.29	28,470,000	2,346,780
March 2005	25,350,000	10.38	25,350,000	2,083,652
April 2005	38,081,700	9.48	38,081,700	6,721,466
May 2005	50,340,000	9.79	50,340,000	6,228,161
June 2005	36,450,000	10.51	36,450,000	5,844,838
July 2005	30,058,400	10.97	30,058,400	5,515,009
August 2005	74,000,000	11.91	74,000,000	4,633,403
September 2005	69,130,990	12.87	69,130,990	3,730,864
October 2005	62,306,920	13.23	62,306,920	2,905,715
November 2005	48,707,800	14.45	48,707,800	2,200,667
December 2005	29,647,000	15.90	29,647,000	1,728,360
Total/Average	547,442,810	11.71	547,442,810	—

(1)	We do not repurchase our L Shares other than through the share repurchase program. To our knowledge, no L Shares were purchased by our affiliated purchasers during 2005.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2006, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 40,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2005:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2005	30,000	Ps. 9.33	30,000	2,641,127
February 2005	134,700	10.47	134,700	2,346,780
March 2005	0	—	0	2,083,652
April 2005	143,100	9.41	143,100	6,721,466
May 2005	42,600	9.50	42,600	6,228,161
June 2005	9,900	10.24	9,900	5,844,838
July 2005	0	—	0	5,515,009
August 2005	0	—	0	4,633,403
September 2005	957,500	13.51	957,500	3,730,864
October 2005	70,400	13.75	70,400	2,905,715
November 2005	69,500	15.0	69,500	2,200,667
December 2005	56,700	15.24	56,700	1,728,360
Total/Average	1,514,400	12.78	1,514,400	—

(1)	We do not repurchase our A Shares other than through the share repurchase program. To our knowledge, no A Shares were purchased by our affiliated purchasers in 2005.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2006, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 40,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17.    Not Applicable

Item 18.    Financial Statements

See pages F-1 through F-71, incorporated herein by reference.

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

Documents filed as exhibits to this annual report:

1.1

Amended and restated bylaws (estatutos sociales) of América Móvil, S.A. de C.V., dated as of June 16, 2005 (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

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

4.4

Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.5

Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.6	Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.7

Operating and Administrative Services Agreement dated January 3, 2005 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation) (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.8	Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation).

8.1	List of certain subsidiaries of América Móvil, S.A. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Dated: June 30, 2006

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

América Móvil, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, which statements accounted for approximately 1% and 1% of total assets at December 31, 2004 and 2005 and 7% and 6% of total operating revenues for the years ended December 31, 2004 and 2005, respectively, of the related consolidated amounts. Those statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc,, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireless, Inc. to accounting principles generally accepted in Mexico). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A. de C.V. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States (See Note 20 to the consolidated financial statements).

As mentioned in Note 2o to the accompanying consolidated financial statements, effective January 1, 2005, the Company adopted the requirements of new Mexican accounting Bulletin B-7, Business Combinations, with respect to the non-amortization of goodwill, issued by the Mexican Institute of Public Accountants.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Agustín Aguilar Laurents
C.P.C. Agustín Aguilar Laurents

Mexico City, Mexico

March 10, 2006,

(except for Note 20 as to which the date is March 28, 2006)

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying consolidated balance sheets of TracFone Wireless, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Miami, Florida

February 3, 2006

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, except for earnings per share)

	Year ended December 31,
	2003		2004		2005		Million of U.S. dollars 2005 (except earnings per share)
Operating revenues:
Services:
Usage charges	P.	53,096,197	P.	72,517,056	P.	86,556,475	US$	8,081
Monthly rent		12,651,133		18,751,544		27,253,495		2,544
Long-distance		8,028,034		11,141,798		13,370,184		1,248
Other services		6,517,556		11,997,774		20,903,416		1,952
Sales of handsets and accessories		13,118,750		24,825,693		34,069,629		3,181

		93,411,670		139,233,865		182,153,199		17,006

Operating costs and expenses:
Cost of sales		36,490,637		63,183,482		84,487,274		7,888
Cost of sales and services with related parties (Note 16)		4,241,220		4,410,826		4,726,652		441
Commercial, administrative and general		17,499,197		26,945,165		36,383,355		3,397
Commercial, administrative and general with related parties (Note 16)		575,042		1,204,079		1,596,118		148
Depreciation and amortization (Notes 7 and 8) (includes P. 11,189,981, P. 13,834,309 and P. 15,381,978 for the years ended December 31 2003, 2004 and 2005, respectively not included in Cost of sales)		15,084,238		19,214,319		21,263,858		1,985

		73,890,334		114,957,871		148,457,257		13,859

Operating income		19,521,336		24,275,994		33,695,942		3,147

Comprehensive financing income (cost):
Interest income		2,589,668		2,392,753		3,197,976		299
Interest expense		(4,108,666)		(4,745,886)		(7,089,496)		(662)
Interest income (expense) with related parties, net (Note 16)		5,115		(683)		(20,928)		(2)
Exchange gain, net		1,472,555		2,525,727		2,939,576		274
Monetary gain, net		2,555,148		3,050,617		3,087,932		288
Other financing cost, net		(205,858)		(1,250,584)		(3,309,100)		(309)

		2,307,962		1,971,944		(1,194,040)		(112)

Other (loss) income, net		(1,135,779)		91,835		(408,490)		(38)

Income before income tax and employee profit sharing		20,693,519		26,339,773		32,093,412		2,997

Provisions for: (Note 18)
Income tax		3,562,435		8,257,799		336,718		32
Employee profit sharing		269,490		557,744		4,781		1

		3,831,925		8,815,543		341,499		33

Income before equity in results of affiliates		16,861,594		17,524,230		31,751,913		2,964
Equity in net results of affiliates		(140,851)		(95,852)		(42,365)		(4)

Net income before minority interest		16,720,743		17,428,378		31,709,548		2,960
Minority interest		(382,434)		(365,167)		(68,543)		(5)

Net income	P.	16,338,309	P.	17,063,211	P.	31,641,005	US$	2,955

Weighted average of common shares outstanding (in million)		38,736		37,506		36,538		36,538

Net income earnings per share	P.	0.42	P.	0.45	P.	0.87	US$	0.08

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	December 31,
	2004		2005		Million of U.S. dollars 2005
ASSETS
Current assets:
Cash and cash equivalents	P.	17,068,200	P.	11,277,028	US$	1,053
Marketable securities (Note 3)		2,676,286		1,504,979		141
Accounts receivable, net (Note 4)		21,295,693		30,841,343		2,879
Financial Instruments (Note 10)		80,803
Related parties (Note 16)		1,133,838		988,321		92
Inventories, net (Note 5)		11,617,631		12,952,673		1,209
Prepaid expenses (Note 6)		179,027
Other current assets, net (Note 7)		3,102,890		2,602,412		243

Total current assets		57,154,368		60,166,756		5,617

Investments in affiliates and others (Note 9)		673,784		485,758		45
Plant, property and equipment, net (Note 7)		87,741,059		111,840,696		10,442
Prepaid expenses (Note 6)		2,506,384
Licenses, net (Note 8)		28,902,570		31,253,150		2,918
Trademarks, net (Note 8)		7,292,244		6,327,153		591
Goodwill, net (Note 8)		9,840,542		12,244,644		1,143
Deferred taxes (Note 18)				656,717		62
Other non current assets, net (Note 7)		6,990,958		7,019,196		655

Total assets	P.	201,101,909	P.	229,994,070	US$	21,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	P.	5,572,058	P.	17,007,441	US$	1,588
Accounts payable and accrued liabilities (Note 12)		37,787,766		55,185,731		5,152
Taxes payable		5,546,703		5,643,536		527
Financial instruments (Note 10)				1,862,666		174
Related parties (Note 16)		162,398		709,443		66
Deferred revenues		7,317,877		8,796,463		821

Total current liabilities		56,386,802		89,205,280		8,328
Long-term debt (Note 13)		57,934,396		51,529,595		4,811
Deferred taxes (Note 18)		6,399,625		3,483,802		325
Deferred credits		230,188		114,664		11

Total liabilities		120,951,011		144,333,341		13,475

Stockholders’ equity (Note 17):
Capital stock		33,887,197		33,877,511		3,163
Retained earnings:
Prior years		37,420,479		34,789,148		3,248
Net income for the year		17,063,211		31,641,005		2,955

		54,483,690		66,430,153		6,203
Other accumulated comprehensive loss items		(9,934,661)		(15,669,210)		(1,464)

Total majority stockholders’ equity		78,436,226		84,638,454		7,902
Minority interest		1,714,672		1,022,275		96

Total stockholders’ equity		80,150,898		85,660,729		7,998

Total liabilities and stockholders’ equity	P.	201,101,909	P.	229,994,070	US$	21,473

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

		Retained earnings			Other accumulated comprehensive loss items	Total majority stockholders’ equity	Minority interest	Comprehensive income	Total stockholders’ equity
	Capital Stock	Legal Reserve	Unappropriated	Total
Balances at December 31, 2002	P.33,904,744	P.447,352	P.37,303,552	P.37,750,904	P.(17,394,990)	P.54,260,658	P.1,331,228		P.55,591,886
Cumulative effect of adoption of a new accounting principle			(121,817)	(121,817)		(121,817)		P.(121,817)	(121,817)
Excess of the book value over price paid to acquire minority interests			(193,993)	(193,993)		(193,993)			(193,993)
Dividends paid at P.0.02 per share (historical)			(862,928)	(862,928)		(862,928)			(862,928)
Cash purchase of Company’s own shares	(1,863)		(1,058,403)	(1,058,403)		(1,060,266)			(1,060,266)
Minority interest related to current year acquisitions							3,562,314		3,562,314
Comprehensive income:
Net income for the year			16,338,309	16,338,309		16,338,309	382,434	16,720,743	16,720,743
Other comprehensive income:
Effect of translation of foreign entities					7,598,718	7,598,718	341,643	7,940,361	7,940,361
Results from holding nonmonetary assets, net of deferred taxes					(6,272,286)	(6,272,286)	(75,678)	(6,347,964)	(6,347,964)

Comprehensive income								P.18,191,323

Balances at December 31, 2003	33,902,881	447,352	51,404,720	51,852,072	(16,068,558)	69,686,395	5,541,941		75,228,336
Transactions between entities under common control (Note 9)			18,842	18,842		18,842			18,842
Dividends paid at P.0.04 per share (historical)			(1,624,295)	(1,624,295)		(1,624,295)			(1,624,295)
Cash purchase of Company’s own shares	(15,684)		(12,826,140)	(12,826,140)		(12,841,824)			(12,841,824)
Minority interest related to current year acquisitions							(4,448,206)		(4,448,206)
Comprehensive income:
Net income for the year			17,063,211	17,063,211		17,063,211	365,167	P.17,428,378	17,428,378
Other comprehensive income:
Effect of translation of foreign entities					8,701,079	8,701,079	263,744	8,964,823	8,964,823
Results from holding nonmonetary assets, net of deferred taxes					(2,567,182)	(2,567,182)	(7,974)	(2,575,156)	(2,575,156)

Comprehensive income								P.23,818,045

Balances at December 31, 2004 (Note 17)	33,887,197	447,352	54,036,338	54,483,690	(9,934,661)	78,436,226	1,714,672		80,150,898

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Cont.)

For the years ended December 31, 2003, 2004 and 2005

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

		Retained earnings			Other accumulated comprehensive loss items	Total majority stockholders’ equity	Minority interest	Comprehensive income	Total stockholders’ equity
	Capital Stock	Legal Reserve	Unappropriated	Total
Cumulative effect of adoption of a new accounting principle:
Valuation effects of available for sale securities (Note 2i)			(3,927)	(3,927)	3,927
Valuation effects of swaps (Note 2z)			(43,647)	(43,647)	43,647
Excess of the book value over price paid to acquire minority interests (Note 9)			466,112	466,112		466,112	(555,939)		(89,827)
Transactions between entities under common control (Note 9)			(80,279)	(80,279)		(80,279)			(80,279)
Dividends paid at P.0.07 and P.0.30 per share (historical)			(13,493,451)	(13,493,451)		(13,493,451)			(13,493,451)
Cash purchase of Company’s own shares	(9,686)		(6,539,350)	(6,539,350)		(6,549,036)			(6,549,036)
Comprehensive income:
Net income for the year			31,641,005	31,641,005		31,641,005	68,543	P.31,709,548	31,709,548
Other comprehensive income:
Effect of translation of foreign entities					(358,504)	(358,504)	36,349	(322,155)	(322,155)
Results from holding nonmonetary assets, net of deferred taxes					(4,982,980)	(4,982,980)	(241,350)	(5,224,330)	(5,224,330)
Current year valuation effect of swaps					(92,871)	(92,871)		(92,871)	(92,871)
Current year valuation effect of available for sale securities					(347,768)	(347,768)		(347,768)	(347,768)

Comprehensive income								P.25,722,424

Balances at December 31, 2005 (Note 17)	P.33,877,511	P.447,352	P.65,982,801	P.66,430,153	P.(15,669,210)	P.84,638,454	P.1,022,275		P.85,660,729

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005)

	Year ended December 31,
	2003		2004		2005		Million of U.S. dollars 2005
Operating activities:
Net income before minority interest	P.	16,720,743	P.	17,428,378	P.	31,709,548	US$	2,960
Add (deduct) items not requiring the use of resources:
Depreciation		10,572,285		12,664,938		15,339,874		1,432
Amortization		4,511,953		5,782,262		4,468,862		417
Amortization of loss on sale and lease back		145,693		499,591		1,358,732		127
Amortization of prepaid expenses		81,984		267,528		96,390		9
Deferred income tax and employee profit sharing		87,209		2,769,833		(2,935,574)		(274)
Equity in results of affiliates		140,851		95,852		42,365		4

		32,260,718		39,508,382		50,080,197		4,675
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(5,317,249)		(9,093,558)		(9,464,847)		(883)
Prepaid expenses		(3,277,486)		178,852		—		—
Inventories		(2,284,792)		(5,933,805)		(1,335,042)		(124)
Other assets		(3,863,015)		(5,928,215)		(886,492)		(82)
Increase (decrease) in:
Accounts payable and accrued liabilities		9,313,858		16,109,308		17,397,965		1,624
Related parties		(20,747)		(284,109)		692,562		64
Financial instruments						1,769,795		165
Deferred revenues and credits		2,114,173		2,367,100		1,363,062		127
Taxes payable		2,636,633		2,172,400		96,833		9
Marketable securities		777,401		17,451		823,539		76

Resources provided by operating activities		32,339,494		39,113,806		60,537,572		5,651

Financing activities:
New loans		24,469,173		49,483,153		35,086,519		3,276
Repayment of loans		(21,694,584)		(36,583,912)		(26,058,050)		(2,433)
Effect of inflation and exchange rate differences on debt		(1,387,231)		(2,992,312)		(3,997,887)		(373)
Decrease in capital stock and retained earnings due to Purchase of Company’s own shares		(1,060,266)		(12,841,825)		(6,549,036)		(611)
Cash dividends paid		(862,928)		(1,624,295)		(13,493,451)		(1,260)

Resources used in financing activities		(535,836)		(4,559,191)		(15,011,905)		(1,401)

Investing activities:
Investment in plant, property and equipment		(24,303,249)		(21,935,783)		(46,884,342)		(4,378)
Investment in subsidiaries and affiliated companies		(2,295,665)		603,558		(2,327,722)		(217)
Investment in marketable securities				(1,829,768)
Minority interest		3,634,286		(4,192,436)		(760,940)		(71)
Initial cash from companies acquired		947,125		332,808		499,658		47
Investments in trademarks		(1,965,088)				(100,813)		(9)
Investment in licenses		(8,066,521)		(559,272)		(1,742,680)		(163)

Resources used in investing activities		(32,049,112)		(27,580,893)		(51,316,839)		(4,791)

Net increase (decrease) in cash and cash equivalents		(245,454)		6,973,722		(5,791,172)		(541)
Cash and cash equivalents at beginning of the year		10,339,932		10,094,478		17,068,200		1,594

Cash and cash equivalents at end of the year	P.	10,094,478	P.	17,068,200	P.	11,277,028	US$	1,053

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005,

and thousands of U.S. Dollars, except when indicated otherwise)

1.    Description of business and operations

América Móvil, S.A. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless communications services in Latin America with subsidiaries in the telecommunications sector in Mexico, Guatemala, El Salvador, Nicaragua, Honduras, Ecuador, Brazil, Argentina, Colombia, Uruguay, Chile, Peru, Paraguay and the United States.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2008 and 2028.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession either at a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

At December 31, 2004 and 2005 América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		Equity interest at December 31,
Name of company	Location	2004	2005
Subsidiaries:
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (Tracfone)	United States	98.2	98.2
Telecom Américas, Ltd: (1)	Bermuda	97.8	98.9
Claro Participacoes, S.A.	Brazil		100.0
Alecan Telecomunicacoes, Ltda.	Brazil	97.8	100.0
ATL-Telecom Leste, S.A. (1)	Brazil	97.8
Americel, S.A.	Brazil	96.3	98.54
Telet, S.A.	Brazil	96.8	99.03
Tess, S.A. (1)	Brazil	97.8
BSE, S.A. (1)	Brazil	97.8
BCP, S.A. (1)	Brazil	97.8	99.9
Stemar Telecomunicacoes, S.A. (1)	Brazil	97.8
América Central Tel, S.A. (ACT):	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.0	99.1
Newcotel, S.A.	Guatemala	99.0	99.1
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom) (2)	Guatemala	99.0	99.1
Servicios de Comunicaciones de Nicaragua, S.A.	Nicaragua	99.0	99.1
Telglob, S.A. (2)	Guatemala	99.0
Telefonía Publica de Guatemala, S.A. (Publitel) (2)	Guatemala	99.0
Arrendadora en Telecomunicaciones, S.A.	Guatemala	98.3	98.3
AMX El Salvador, LLC.	Delaware	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (3)	El Salvador	94.9	95.8

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

		Equity interest at December 31,
Name of company	Location	2004	2005
CTE Telecom Personal , S.A. de C.V. (Personal)	El Salvador	94.9	95.8
Cablenet, S.A. de C.V. (Cablenet)	El Salvador	94.9	95.8
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	94.9	95.8
Publicom, S.A. de C.V. (Publicom)	El Salvador	94.9	95.8
Comunicación Celular, S.A. (Comcel)	Colombia	99.2	99.2
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
CTI Holdings, S.A. (4)	Argentina	100.0	100.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	100.0	100.0
CTI PCS, S.A. (CTI PCS)	Argentina	100.0	100.0
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel) (7)	Nicaragua	99.0	99.3
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Megatel) (5), (7)	Honduras	100.0	100.0
AM Wireless Uruguay, S. A. (6)	Uruguay	100.0	100.0
Smartcom, S.A .(7)	Chile		100.0
AMX Paraguay, S.A. (7)	Paraguay		100.0
América Móvil Peru, S.A.C (7)	Peru		100.0
Affiliates:
Grupo Telvista S.A. de C.V.	Mexico	45.0	45.0
Iberbanda, S.A. (8)	Spain	17.8	17.8

(1)	The name “Telecom Américas” as used hereinafter will refer collectively to the companies Claro Participacoes, Alecan, ATL, Americel, Telet, Tess, BSE, BCP, and STEMAR; all of which operate under the trademark “Claro”. On December 31, 2005, ATL, Tess, BSE and Stemar were merged with BCP, the surviving company. Such mergers were carried out with amounts at such date. The mergers did not have effects on the Company’s consolidated financial statements. At the date on which these financial statements are issued, such mergers have the corresponding legal authorizations.
(2)	Includes Nicaragua operations. On October 25, 2005, Telglob and Publitel were merged into Sercom, the surviving company; such merger had no effect on the Company’s consolidated financial statements.
(3)	The name “CTE” as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.
(4)	The name “CTI” as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.
(5)	In January 2005, Megatel changed its name to Servicios de Comunicaciones de Honduras, S.A.
(6)	In May 2004, the Company incorporated AM Wireless Uruguay, with an initial contribution of P.11,830.
(7)	Companies acquired in 2005 and 2004, see Note 9 for a description of the purchase method applied.
(8)	The value of these investments is fully impaired and the Company is not required to make additional contributions; therefore, no equity method has been recognized on such investments.

Telgua, CTE and Enitel provide, among other telecommunication services, fixed-line telephone services.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

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

b) Revenue recognition

The Company recognizes revenues from the following activities: sale of airtime (including interconnection under the calling party pays program), monthly rent, long distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues from basic monthly rent in Mexico and Colombia are deferred and are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers. Such rates are regulated by the respective authorities.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when the products are delivered and accepted by the distributor and they do not have return rights and probability of collection is reasonably assured.

The Company usually does not charge activation fees to its customers; however, in certain regions and depending upon market and competition strategies, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements.

Telgua, ENITEL and CTE’s revenues from telephone line installation fees are deferred and recognized over the estimated useful life of subscribers.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in statement of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company’s cellular network to other carriers’ network, the costs of link-ups between fixed and cellular networks, long distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated and may begin using the Company’s network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, “Accounting Recognition of the Effects of Inflation on Financial Information”, issued by the Mexican Institute of Public Accountants (“MIPA”). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2005. Accordingly, the financial statements have been restated as follows:

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

Other accumulated comprehensive loss items include the following: a) deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2004 and 2005 aggregates P.(17,903) and P.(17,903) respectively; b) the result from holding non-monetary assets (RETANM), which represents the net difference between restatement by the specific indexation method (see Note 7) and restatement based on the NCPI, which at December 31, 2004 and 2005 aggregates P.(8,729,006) and P.(13,711,986), respectively; c) the effect of translation of foreign entities, which at December 31, 2004 and 2005 aggregates P.(1,187,752) and P.(1,546,276), respectively; d) the effect of the valuation of hedging instruments, which at December 31, 2005 aggregates P.(49,224); and e) the effect of the valuation of unrealized losses on available for sale instruments, which at December 31, 2005 aggregates P.(343,821).

The net monetary gain, represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income under the caption Comprehensive financing income (cost).

Statement of changes in Financial Position

Mexican accounting Bulletin B-12, Statement of Changes in Financial Position, issued by the MIPA specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos. Bulletin B-12 identifies the sources and applications of resources

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates which in the aggregate account for approximately 39%, 48% and 51% of the Company’s total operating revenues in 2003, 2004 and 2005, respectively, and approximately 65% and 78% of the Company’s total assets in each of 2004 and 2005, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”, issued by MIPA, as follows:

•	The financial statements as reported by foreign subsidiaries are adjusted from local generally accepted accounting principles in each country to conform to Mexican GAAP, which includes, among other adjustments, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of each country.

•	The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders’ equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of income accounts were translated at the exchange rate at the end of the reporting period.

•	Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of income.

The difference resulting from the translation process is called “Effect of translation of foreign entities” and it is included in stockholders’ equity under the caption “other accumulated comprehensive loss items.” At December 31, 2003, 2004 and 2005, translation (loss) income aggregated P.7,940,361, P.8,964,823 and P.(322,155), respectively.

Financial statements at December 31, 2003 and 2004, of the foreign subsidiaries, were restated to constant Mexican pesos with purchasing power at December 31, 2005 based on the annual rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

h)    Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

i)    Investments in marketable securities

At December 31, 2004 and 2005, marketable securities held for trading purposes consisted of equity securities and foreign government bonds. Available for sale securities in 2004 and 2005 consisted of equity securities (In previous years there were no investments classified as available for sale). All investments in marketable securities are presented at market value.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

In April 2004, the MIPA issued amendments to Bulletin C-2, Financial Instruments, that went into effect on January, 1, 2005. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available for sale be recognized in stockholders’ equity until such instruments are sold, whereas changes in the fair value of instruments classified as trading be recognized in the statements of income.

The Company adopted the provisions of this new accounting pronouncement in 2005, which gave rise to a reclassification in stockholders’ equity from retained earnings to other accumulated comprehensive loss items in the amount of P.3,927. Had the Company adopted the provisions of this new bulletin in 2004, net income of such year would have decreased by the same amount.

The adoption of this new accounting pronouncement also gave rise to:

Pursuant to this new pronouncement changes associated with the purchase, sale and maturity of financial instruments classified as available for sale are to be recognized in the statement of changes in financial position as variances derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as variances derived from operating activities. Consequently, changes in these instruments as reported in 2004 have been reclassified to meet the requirements of these new policies.

The Company also follows the policy of determining at the balance sheet date whether there is objective evidence of impairment in the value of a financial asset or of a group of financial assets. At December 31, 2005, the Company has recorded no such impairment loss.

For the year ended December 31, 2005, there were no transfers between financial asset categories.

j)    Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts with respect to its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on write-off experience, net of recoveries, and on the aging of the accounts receivable balances. The collection policies and procedures of the Company vary by credit class and payment history of customers.

k)    Equity investments in affiliates

The investment in shares of affiliates (in which the Company has significant influence) are accounted for using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined. (See Note 9)

l)    Acquisition of subsidiaries

The results of operations of the entities acquired during the year, are incorporated into the Company’s financial statements in the month following the acquisition date. All acquisitions, except, beginning in 2005, with respect to the acquisition of minority interests, are recorded using the purchase method of accounting.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

m)    Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value, adjusted to conform to Mexican GAAP based on the inflation factors of each country, and amortized using the straight-line method over periods ranging from 15 to 30 years, which correspond to the applicable usage period.

n)    Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent experts, and are amortized using the straight-line method over a ten-year period.

o)    Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired.

Effective January 1, 2005, the Company adopted the provisions of Mexican accounting Bulletin B-7, Business Acquisitions; issued by the MIPA. Consequently, as of such date, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments (see the following numbered paragraph). Through December 31, 2004, goodwill was being amortized using the straight-line method over a ten-year period. (See Note 8).

Adoption of this new bulletin gave rise to an increase in net income for the year ended December 31, 2005 of P.1,074,462, derived from the non-amortization of goodwill.

p)    Impairment of assets

The Company follows the requirements of Mexican Bulletin C-15, “Accounting for the Impairment or Disposal of Long-Lived Assets”, issued by the MIPA. Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets (including goodwill, licenses and trademarks), the Company must determine its recovery value based on the selling price of the related assets or its value in use, which is computed based on discounted cash flows. An impairment loss is recognized if the net carrying amount of the asset exceeds its recovery value.

At December 31, 2003, 2004 and 2005, there are no impairment losses.

q)    Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

r)    Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Expected losses on future purchase commitments are recognized in the period in which they become known.

s)    Labor obligations

In Mexico pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method. In conformity with the labor legislation of the rest of the countries in which the Company operates, there are no defined benefit plans or compulsory defined contribution structures for the companies. However, these companies make contributions to domestic pension, social security and severance plans in accordance with the percentages and rates established by the applicable law. Such contributions are made to bodies designated by each government and are recorded as expenses when incurred.

Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

In Mexico, in January 2004, the MIPA issued revised accounting Bulletin D-3, “Labor Obligations”. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the early extinguishment of such benefits”. Bulletin D-3 also provides rules applicable to employee termination pay. The observance of these new rules was compulsory for fiscal years beginning on or after January 1, 2005.

The adoption of these new rules did not have a significant effect on the consolidated financial statements taken as a whole.

-Post-retirement obligations

None of the subsidiaries of the Company have defined contribution plans for post-retirement obligations or medical assistance benefits for retired employees or their dependents.

t)    Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the rate enacted at said date that will be applicable at the time the deferred tax assets and liabilities are expected to be recovered or paid, respectively.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Deferred employee profit sharing is determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there is no indication that the related liability or asset will not be realized in the future.

u)    Advertising

All advertising costs are expensed as incurred. Advertising expense amounted to approximately, P.2,855,902 P.4,402,714 and P.5,670,249 for the years ended December 31, 2003, 2004 and 2005, respectively.

v)    Comprehensive income

In accordance with Mexican Bulletin B-4 “Comprehensive Income”, Comprehensive income of América Móvil consists of current year net income shown in the income statement, plus the current year result from holding non-monetary assets, the effects of translation of foreign entities, changes in the fair value of instruments classified as available for sale, the effect of the swap valuation applied to stockholders’ equity, and the effects of current year deferred taxes applied directly to stockholders’ equity

w)    Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. The number of shares held by the Company have been excluded from the computation.

x)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

y)    Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. The Company has no significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

Approximately 34%, 40% and 45% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2003, 2004 and 2005, respectively, represented services rendered by one supplier; approximately 75%, 75% and 65% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately more than 65%, 70% and 41% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the company with services or equipment on a timely and cost effective basis, the Company business and results of operations could be adversely affected.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

z)    Financial instruments

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been designated and classified as either fair value hedges (forwards) or cash flow hedges (interest-rate and cross currency swaps), depending on the risk being hedged. Through December 31, 2004, the changes in fair value of such instruments was recognized in the statement of income, net of costs, expenses or income derived from the hedged assets and liabilities.

Beginning January 1, 2005, due to the adoption of new Bulletin C-10, “Accounting for Derivative Instruments and Hedging Activities”, issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. With respect to fair value hedges, changes in the fair value of these instruments are charged or credited to income in the period in which they occur, together with the gain or loss from the hedged asset or liability due to the changes in its fair value. Any difference in the changes in these fair value represents the ineffective portion of theses fair value hedges.

For cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income in stockholders’ equity while the ineffective portion of the gain or loss is reported in earnings immediately. The effectiveness of the derivatives is determined at the time they are defined as derivatives and is periodically measured. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the derivative itself by a range of between 80% and 125%. The deferred gain or loss in stockholder’s equity is reclassified to the income statement during the period in which the hedge item affects income.

Beginning January 1, 2005, the adoption of this new bulletin gave rise to a reclassification in stockholders’ equity from retained earnings to other accumulated comprehensive loss items in the amount of P.43,647. Had the Company adopted the provisions of this new bulletin in 2004, taking into account that the Company’s hedges would have met the criteria for recognition, net income of such year would have decreased by the same amount.

a.1)    Comparability

The following pro forma financial data for 2003 and 2004 is based on the Company’s financial statements, adjusted to give effect to the new accounting pronouncements described in paragraphs i), o) and z) above.

	2003	2004
Net income	P.17,634,606	P.18,152,300
Average number of outstanding shares (in millions)	38,736	37,506

Earnings per share	P. 0.46	P. 0.48

a.2)    Standard regulations of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF)

On January 1, 2006, the requirements of the CINIF went into effect and replaced the standards previously issued by the MIPA. The adoption of these new rules does not have an effect on the Company’s financial statements.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

a.3)    Convenience translation

U.S. dollar amounts as of December 31, 2005 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2005, as a matter of mathematical computation only, at an exchange rate of P.10.71 to US$1.00, the December 31, 2005 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

a.4)    Reclassifications

Certain amounts shown in the 2003 and 2004 financial statements have been reclassified for uniformity of presentation with 2005.

3.    Marketable securities and available for sale securities

A summary of marketable securities as of December 31, 2004 and 2005, is as follows:

	2004		2005
	Cost	Fair Value	Cost	Fair Value
Trading securities:
Government bonds	P. 551,601	P. 656,598
Equity securities	181,328	189,920	P. 44,439	P. 22,979

	732,929	846,518	44,439	22,979
Available for sale securities:
USCO	1,825,841	1,829,768	1,825,841	1,482,000

	P.2,558,770	P.2,676,286	P.1,870,280	P.1,504,979

a) At December 31, 2003, 2004 and 2005, net unrealized (losses) gains on trading securities were P.(32,869), P.113,589 and P.(21,460), respectively. Net realized gains were P.529,599, P.227,162 and P.90,913, in 2003, 2004 and 2005, respectively.

b) At December 31, 2004 and 2005, the net unrealized gain (loss) on investments classified as available for sale of P.3,927 and P.(343,841), respectively, were recorded in other accumulated comprehensive loss items in stockholders’ equity in conformity with new Bulletin C-2. In previous years, there were no investments of this type.

c) At December 31, 2004 and 2005 and at the date on which these financial statements were issued, there have been no changes in the market value of marketable securities that could indicate possible impairment.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

4.    Accounts receivable

A summary of accounts receivable consist of the following:

	December 31,
	2004	2005
Subscribers	P.13,537,778	P.16,067,307
Retailers	3,695,975	5,009,017
Cellular operators for interconnections	2,088,313	3,774,362
Recoverable taxes	2,586,501	8,463,556
Other	2,738,484	1,414,362

	24,647,051	34,728,604
Less: Allowance for doubtful accounts	(3,351,358)	(3,887,261)

Total	P.21,295,693	P.30,841,343

Activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 was as follows:

	2003		2004		2005
Opening balance as of December 31	P.	(478,939)	P.	(2,043,875)	P.	(3,351,358)
Increases charged to expenses		(930,377)		(1,850,102)		(2,801,834)
Effect of acquired companies		(1,361,176)		(153,560)		(142,118)
Decreases to reserve for write-offs		726,617		696,179		2,408,049

Ending balance	P.	(2,043,875)	P.	(3,351,358)	P.	(3,887,261)

a) On December 30, 2005, Nicaragua sold, without recourse, its bad debt portfolio of P.149,299 (US$13,939) to an unrelated party, such amount was recorded as a bad debt expense recovery.

b) Also at December 31, 2004, the caption other, includes an account receivable from third parties in the amount of P.1,295,758 derived from the sale and lease-back of telephone plant (see Note 7).

5.    Inventories

Inventories consist of the following:

	December 31,
	2004	2005
Cellular telephones, accessories cards and others	P.11,894,192	P.13,756,640
Less:
Reserve for obsolete inventory	(276,561)	(803,967)

Total	P.11,617,631	P.12,952,673

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

6.    Prepaid expenses and license acquisition

In September 2003, Telcel entered into an agreement with Operadora Unefon, S.A. de C.V., whereby the latter agreed to provide Telcel exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band “A”) radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P.3,180 million (US$267.7 million), which represented the present value of the amounts due over the term of the contract and which up to April 2005 was being amortized using the straight-line method over a 16-year period.

On May 13, 2005, Telcel and Unefon terminated the capacity service contract, and simultaneously entered into an agreement for the partial onerous cession of the previously mentioned frequency, at no additional net consideration. The amount of the outstanding balance of the prepayment was transferred to intangibles and is being amortized using the straight-line method over its remaining useful life (see Note 8).

At December 31, 2004, the current portion of prepaid expenses amounts to P.179,027 and the long-term portion amounts to P.2,506,384.

7.    Plant, property and equipment

a) Plant, property and equipment consist of the following:

	December 31,
	2004	2005
Telephone plant and equipment	P.101,188,335	P.133,263,345
Land and buildings	6,318,396	6,071,591
Other assets	19,724,963	18,539,693

	127,231,694	157,874,629
Less: Accumulated depreciation	(50,269,366)	(61,728,045)

Net	76,962,328	96,146,584
Construction in progress and advances to equipment suppliers	9,265,902	14,671,791
Inventories for use in construction of the telephone Plant	1,512,829	1,022,321

Total	P. 87,741,059	P.111,840,696

b) At December 31, 2004 and 2005, included in plant, property and equipment are the following assets held under capital leases:

	2004	2005
Assets under capital leases	P.5,092,126	P.5,384,310
Accumulated depreciation	(185,320)	(925,971)

	P.4,906,806	P.4,458,339

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

c) From January 2003 to December 2005, the Company sold part of its telephone plant to unrelated parties for P.5,377 million, which it then leased again under sale and leaseback agreements, which are being amortized based on the remaining useful life of the assets.

At December 31, 2005, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P.1,339,717 and P.6,684,056, respectively, which are included as part of the caption other assets in the balance sheet (P.1,234,272 and P.6,990,958 at December 31, 2004).

Amortization expense for the years ended December 31, 2003, 2004 and 2005 was P.145,693, P.499,591 and P.1,358,732, respectively.

d) Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was P.10,572,285, P.12,664,938 and P.15,339,874, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the Mexican National Banking and Securities Commission (“NBSC”).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2004 and 2005, this caption was restated as follows:

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

At December 31, 2005, approximately 85% of the value of the telephone plant, property and equipment (96% in 2004) has been restated using specific indexation factors.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

8.    Intangible assets

A summary of intangible assets is as follows:

	2005
	Balance at January 1		Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P.	25,722,685	5,127,336	(244,135)			P.	30,605,886
Effects of translation		10,053,696				1,447,424		11,501,120
Accumulated Amortization		(6,873,811)	(565,062)	222,981	(3,637,964)			(10,853,856)

Net	P.	28,902,570	4,562,274	(21,154)	(3,637,964)	1,447,424	P.	31,253,150

Trademarks	P.	9,352,428	100,813				P.	9,453,241
Effects of translation		(422,299)				(235,006)		(657,305)
Accumulated amortization		(1,637,885)			(830,898)			(2,468,783)

Net	P.	7,292,244	100,813		(830,898)	(235,006)	P.	6,327,153

Goodwill	P.	13,142,870	2,359,558				P.	15,502,428
Effects of translation		2,036,881				44,544		2,081,425
Accumulated amortization		(5,339,209)						(5,339,209)

Net	P.	9,840,542	2,359,558			44,544	P.	12,244,644

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	2004
	Balance at January 1		Increases	Cancellations	Amortization Expense	Effects of translation of foreign subsidiaries, net	Balance at December 31
Licenses	P.	25,163,413	567,021	(7,749)			P.	25,722,685
Effects of translation		5,971,837				4,081,859		10,053,696
Accumulated amortization		(3,083,860)			(3,789,951)			(6,873,811)

Net	P.	28,051,390	567,021	(7,749)	(3,789,951)	4,081,859	P.	28,902,570

Trademarks	P.	9,352,428					P.	9,352,428
Effects of translation						(422,299)		(422,299)
Accumulated Amortization		(782,237)			(855,648)			(1,637,885)

Net	P.	8,570,191			(855,648)	(422,299)	P.	7,292,244

Goodwill	P.	12,059,886	1,351,167	(268,183)			P.	13,142,870
Effects of Translation		868,900				1,167,981		2,036,881
Accumulated Amortization		(4,202,546)			(1,136,663)			(5,339,209)

Net	P.	8,726,240	1,351,167	(268,183)	(1,136,663)	1,167,981	P.	9,840,542

a) A description of the principal acquisitions of licenses at December 31, 2004 and 2005 is as follows:

–	June 2004, 1900 megahertz frequency license to provide cellular telephone services in Uruguay for P.160,091 (US$ 18.1 million).

–	In 2004, a license to operate and provide cellular telephone services in the Minas Gerais region in Brazil for P.309,067.

–	Other licenses acquired in 2004 amounted to P.15,061.

–	March 2005, a concession to render public personal communications services (PCS) in Peru for P.238,308 (US$ 21.1 million).

–	April 2005, Telcel won a bid on 1900 MHz frequency usage and was consequently awarded use of the 10MHz broadband frequency in the 9 regions into which Mexico is divided. The Company paid P.55,312, (P.55 million nominal amount) for such usage rights. The licenses are for 20-year terms during which time the Company is obligated to pay certain usage fees, as stipulated in the Mexican Fees Law in force at the time the licenses were granted. In the same bid, the Company was also awarded use of additional 10 MHz broadband in region 9 (Mexico, City metropolitan area), region 6 (Guadalajara, Jalisco) and region 4 (Monterrey, Nuevo Leon) that are currently subject to the resolution of a certain legal proceeding. Telcel has not paid for such additional broadband.

–	May 2005, Telcel acquired from Unefon 8.400 MHz in the 1850-1865 MHz 1930-1945 MHz (Band “A”) radio spectrum frequency, as described in Note 6.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

–	July 2005, a license to operate and provide cellular and wireless telephone services in the Minas Gerais region in Brazil for P.227,840 (Rs. 51.2 million).

b) Licenses, trademarks and goodwill amortization expenses in 2003 amounted to P.4,511,953.

9.    Investments

An analysis at December 31, 2004 and 2005 is as follows:

	2004	2005
Investments in:
Affiliates (Grupo Telvista, S.A. de C.V.)	P.374,449	P.387,046
Other investments	299,335	98,712

Total	P.673,784	P.485,758

I.    Investments in subsidiaries

During 2004 and 2005, the Company made a number of equity investments, as described below:

Through appraisals made by independent experts, the Company determined the fair value of the net assets acquired. The purchase prices of net acquired assets were allocated based on their estimated market values, as follows:

	2005 Acquisitions
	Smartcom (Chile)		América Móvil Peru S.A.C.		AMX Paraguay		Total
Current assets	P.	1,621,242	P.	607,936	P.	119,186	P.	2,348,364
Fixed assets		3,414,566		1,994,621		212,166		5,621,353
Licenses		394,480		900,550		5,457		1,300,487
Other assets		183,297		1,514,411		8,047		1,705,755
Less:
Current Liabilities		803,122		1,488,034		69,125		2,360,281
Long term debt				814,141		2,891		817,032

Fair value of net assets acquired	P.	4,810,463	P.	2,715,343	P.	272,840	P.	7,798,646

% participation acquired		100.00%		100.00%		100.00%		100.00%

Net assets acquired		4,810,463		2,715,343		272,840		7,798,646
Amount paid		5,454,137		4,431,227		272,840		10,158,204

Goodwill generated	P.	643,674	P.	1,715,884	P.		P.	2,359,558

a) AMX PARAGUAY

In July 2005, the company acquired 100% interest in Hutchinson Paraguay, S.A. (now AMX Paraguay, S.A.), for a purchase price of P.272,840 (US$25 million). The company provides telecommunication services, including wireless services throughout the Republic of Paraguay.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

b) SMARTCOM (Chile)

In August 2005, the Company acquired from the Spanish company Endesa Participadas, S.A. a 100% interest in the Chilean company Smartcom S.A. for a purchase price of P.5,454,137 (US$505 million). Smartcom provides telecommunication services, including wireless services throughout the Republic of Chile.

c) AMERICA MOVIL PERU, S.A.C.

In August 2005, the company acquired from TIM International N.V. a subsidiary of the Telecom Italia Group, a 100% interest in the Peruvian company, TIM Peru S.A.C. (now América Móvil Peru, S.A.C.) for P.4,431,227 (US$408 million). América Móvil Peru provides telecommunication services, including wireless services throughout the Republic of Peru.

2004 Acquisitions

	2004 Acquisitions
	Enitel		Megatel		Total
Current assets	P.	770,340	P.	92,931	P.	863,271
Fixed assets		1,300,859		445,750		1,746,609
Licenses				82,802		82,802
Other assets		95,697		31,351		127,048
Less:
Current liabilities		589,051		135,643		724,694
Long term debt		453,886		27,435		481,321

Fair value of net assets acquired	P.	1,123,959	P.	489,756	P.	1,613,715

% participation acquired		99%		100%

Net assets acquired		1,113,056		489,756		1,602,812
Amount paid		2,142,055		997,074		3,139,129

Goodwill generated	P.	1,028,999	P.	507,318	P.	1,536,317

a) ENITEL (Nicaragua)

In January 2004, the Company acquired 49% of the shares of Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for P.598,533 (US$49.6 million). In August 2004, the Company acquired an additional 50.037% equity interest in ENITEL for P.1,543,522 (US$128 million). ENITEL provides telecommunication services, including wireless and fixed telephone services in Nicaragua.

b) MEGATEL (Honduras)

In June 2004, América Móvil acquired 100% of the shares of Megatel de Honduras, S.A. de C.V. (now Servicios de Comunicaciones de Honduras, S.A. de C.V.) (“Megatel”) for P.997,074 (US$81.7 million). Megatel provides telecommunication services, including wireless services in Honduras.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

c) CTE (El Salvador)

In December 2004, América Móvil acquired an additional 41.54% equity interest in CTE for which it paid P.3,433 million (US$294.9 million). Subsequent to such acquisition, together with certain purchases from minority shareholders during 2004, the Company’s equity interest in CTE increased to 94.9% at December 31, 2004. The purchase of the additional 41.54% was made based on the fair value of CTE’s assets at November 2004, giving rise to a goodwill of P.301,474 (US$25.9 million), which, since this was considered a step acquisition, was added to CTE´s goodwill balance generated in the previous year.

d) CTI (Argentina)

In July 2004, América Móvil acquired an additional 8% equity interest in CTI for a total consideration of P.209,402 (US$17.1 million), increasing its total equity interest in CTI to 100%. The above-mentioned purchase was made based on the net fair value of CTI’s assets at June 2004, giving rise to a negative goodwill of approximately P.79,194.

Other acquisitions

In 2005, the Company paid approximately P.89,827 (US$8,092) to acquire minority interest shares in Brazil, Guatemala, Nicaragua and El Salvador, of which the carrying value amounted to P.555,939. The difference between the carrying value and purchase price was recognized in the stockholders’ equity. Due to such acquisitions, the Company’s equity interest increased from 97.8% to 98.9% in Brazil, from 99% to 99.1% in Guatemala, from 99% to 99.3% in Nicaragua and from 94.9% to 95.8% in El Salvador.

In 2005, América Móvil, through its subsidiary Sercotel and the latter through Telecom Americas, made several capital contributions in Brazil’s operating companies (ATL, Americel, BSE, Stemar, Telet and BCP) for an aggregate consideration of P.23,417,240 (US$2,209,149).

During 2004, América Móvil invested P.454,000 (US$39 million) in the purchase of minority interests in Comcel (Colombia), CTE (El Salvador), and Telgua (Guatemala), giving rise to a negative goodwill of P.407,430 (US$30 million) and increasing the Company’s equity interest in such companies at December 31, 2004, to 99.2%, 94.9% and 99.0%, respectively.

- Sale of subsidiaries and affiliated companies

a) In July 2005, the Company (following a capital reduction in which all the stockholders participated proportionally), sold its 40.3% equity interest in Technology and Internet, LLC and its 25% equity interest in Technology Fund One, LLC to Grupo Condumex, S.A. de C.V. (related party) in the amount of P.31,900 (US$3 million). Such sale gave rise to a loss of P.80,279, which was recognized in stockholders’ equity, since the sale was made between entities under common control.

b) In May 2004, the Company sold its 60% equity interest in Techtel to Teléfonos de México, S.A. de C.V. (related party) for P.873,397 (US$75 million). Such sale gave rise to a gain of P.18,842, which was recognized in stockholders’ equity, since the sale was made between entities under common control.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

Unaudited proforma financial data

The following consolidated pro forma financial data for the years ended December 31, 2003, 2004 and 2005 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill (up to December 31, 2004) and licenses and adjustments to depreciation of fixed assets of the acquired companies.

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

	Unaudited pro forma consolidated
	2003		2004
Operating revenues	P.	107,372,150	P.	140,383,728
Net income		19,008,140		17,023,702
Earnings per share (in Mexican Pesos)	P.	0.49	P.	0.45

	Unaudited pro forma consolidated
	2004	2005
Operating revenues	P.144,982,344	P.	186,257,999
Net income	16,333,953		30,841,141
Earnings per share (in Mexican Pesos)	0.43		0.84

- Subsequent event (unaudited)

On April 2, 2006, by means of three separate agreements, AMX agreed to acquire the equity interests of Verizon Communications Inc. in certain companies through which it beneficially owns shares in Verizon Dominicana, C. por A. (“Verizon Dominicana”), Telecomunicaciones de Puerto Rico, Inc. (“TELPRI”) and, through an equally owned joint venture with Telmex, Compañía Anónima Nacional de Teléfonos de Venezuela (“CANTV”). Each of the three acquisitions is subject to regulatory approvals and other closing conditions. None of the acquisitions is conditioned on the closing of the others, and the Company’s expects to close an acquisition as soon as practicable after the conditions applicable to the closing of that particular acquisition are satisfied or waived. AMX agreed to acquire control of 100% of the issued and outstanding capital stock of Verizon Dominicana for a purchase price of US$2,062 million (P. 22,084 million). This price assumes that Verizon Dominicana will have no net indebtedness at closing and is subject to adjustments.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

AMX agreed to acquire control of 52.01% of the issued and outstanding shares of common stock of TELPRI for a purchase price of US$939 million (P. 10,057 million). This price assumes that TELPRI’s net indebtedness will not exceed US$523 million (P.5,601 million) at closing and is subject to adjustments. The Company also agreed with Verizon to offer to purchase the shares of TELPRI held by its other shareholders, at the same per share price. The purchase of the additional 47.99% held by other shareholders would require AMX to pay an additional US$866.4 million (P. 9,279 million).

AMX’s joint venture with Telmex agreed to acquire control of Verizon’s equity interest in CANTV for a purchase price of US$676.6 million (P.7,246 million). The purchase price represents US$3.01 (P. 32.2) per ordinary share of CANTV or US$21.10 (P. 225.9) per American Depositary Shares of CANTV. Each American Depositary Share represents 7 ordinary shares of CANTV. Verizon beneficially owns approximately 28.51% of the outstanding capital stock of CANTV. The joint venture will acquire Verizon’s equity interest in CANTV by means of the purchase of a subsidiary of Verizon that holds all of the ordinary shares and ADSs of CANTV beneficially owned by Verizon. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, and, subject to receipt of regulatory approvals, the joint venture will offer to purchase (i) the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the official exchange rate established by the Venezuelan authorities, of the price per share paid to Verizon and (ii) the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon.

10.    Financial instruments

At December 31, 2004 and 2005, the financial instruments contracted by the Company are as follows:

	2004		2005
Financial instrument	Notional equivalent in millions
Interest-rate swaps in US dollars	US$	489	US$	610
Interest-rate swaps in pesos	P.	6,000	P.	6,000
Cross currency swaps	US$	774.3	US$	910
Interest-rate swaps and cross currency swaps	US$	337.0	US$	913.4
Forwards Dollar-Peso	US$	62	US$	1,475

With respect to the aforementioned financial instruments, only a portion equal to US$910 notional amount corresponding to cross currency swaps, qualify for treatment to be designated as hedging instruments. Consequently, the valuation loss of P.92,871 in 2005, was included in stockholders’ equity under the caption other accumulated comprehensive loss items. In 2004 and 2003, the change in fair value amounted to P.43,647 and P.(112,122), respectively, and were included in the statement of income as part of comprehensive financing cost.

With respect to the instruments not considered effective hedges (interest-rate swaps and cross currency swaps), the change in fair value of P.460,122 in 2004 and P.(1,119,561) in 2005, were included in the statement of income as part of comprehensive financing cost.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

An analysis of the accumulated valuation effect of the financial instruments included in the annexed balance sheet, at December 31, 2004 and 2005 is as follows:

	2004		2005
Accounts receivable (payable) for financial instruments classified as effective hedges	P.	(47,236)	P.	(656,093)
Accounts receivable (payable) for financial instruments not classified as effective hedges		128,039		(1,206,573)

Net accumulated effect receivable (payable) for valuation of financial instruments per annexed balance sheet	P.	80,803	P.	(1,862,666)

11.    Employee Benefit Obligations

a) Mexico

Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making contributions to the fund as they are deemed necessary. During 2003, 2004 and 2005, the Company contributed P.1,910, P.2,135 and P.2,261, respectively. The seniority premium valuation was determined based on actuarial computations made by independent actuaries using the projected unit-credit method.

The transition asset, past services and variances in assumptions are amortized over a twenty-five year period, which is the estimated average remaining working lifetime of Telcel’s employees.

An analysis of the net period cost for 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Service cost	P.2,032	P.2,178	P.2,433
Financial cost of projected benefit obligations	490	623	769
Expected return on plan assets	(274)	(411)	(571)
Amortization of actuarial gain	(25)	(27)	(25)

Net period cost	P.2,223	P.2,363	P.2,606

The change in the pension plan benefit obligation is as follows:

	2004		2005
Benefit obligation at the beginning of the year	P.	9,300	P.	11,479
Service cost		2,178		2,433
Interest cost		623		769
Actuarial gain		(622)		(578)
Benefits paid		—		—

Benefit obligation at the end of the year	P.	11,479	P.	14,103

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

An analysis of the seniority premium reserve at December 31, 2004 and 2005 is as follows:

	2004		2005
Projected benefit obligation	P.	11,479	P.	14,103
Plan assets		(7,229)		(10,094)
Transition asset		43		34
Actuarial gain		1,549		2,078

Net projected liability	P.	5,842	P.	6,121

Unfunded accumulated benefit obligation	P.	4,250	P.	4,009

Accumulated benefit obligation	P.	4,250	P.	4,009

The net projected liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

The change in employee benefit plan assets and plan funded status is as follows:

	2004		2005
Fair value of plan assets at beginning of year	P.	4,979	P.	7,229
Real investment return		2,250		2,865

Fair value of plan assets at end of year	P.	7,229	P.	10,094

	2004		2005
Funded status	P.	(4,250)	P.	(4,009)
Unrecognized net actuarial gain		(1,549)		(2,078)
Unrecognized net transition asset		(43)		(34)

Net amount recognized	P.	(5,842)	P.	(6,121)

The net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2003, 2004 and 2005 are presented below:

	2003	2004	2005
Discount rate	6.8%	6.8%	6.8%
Expected return on plan assets	6.8	6.8	6.8
Rate of compensation increase	1.9	1.0	1.0

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

12.    Accounts payable and accrued liabilities

a) Accounts payable and accrued liabilities consist of the following:

	December 31,
	2004	2005
Suppliers	P. 27,747,640	P. 38,807,310
Sundry creditors	3,548,633	7,129,872
Interest payable	1,119,199	1,614,093
Expenses and other provisions	4,759,499	6,867,829
Guarantee deposits	346,611	411,414
Others	266,184	355,213

Total	P. 37,787,766	P. 55,185,731

b) At December 31, 2004 and 2005, accounts payable and accrued liabilities includes the following expense and other provision accounts:

	Balance at December 31, 2004		Increase of the year		Payments		Write-offs		Balance at December 31, 2005
Vacations premium	P.	264,072	P.	130,588	P.	(146,731)			P.	247,929
Vacations		86,897		490,470		(219,166)	P.	(215)		357,986
General expenses		174,352		807,010		(435,764)				545,598
Fees		163,653		370,294		(354,733)				179,214
Asset retirement obligations		203,181		253,545				1,698		458,424
Loyalty rewards provision		332,516		396,806						729,322
Contingencies provisions		3,534,828		655,925		(34,872)		(1,650)		4,154,231
Value added Services provisions				845,806		(737,071)				108,735
Others				463,893		(367,771)		(9,732)		86,390

	P.	4,759,499	P.	4,414,337	P.	(2,296,108)	P.	(9,899)	P.	6,867,829

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

13.    Debt

The Company’s debt consists of the following:

Currency	2004		Maturity From 2005 to	Total 2004	2005	Maturity from 2006 to	Total 2005
	Concept	Rate			Rate
US Dollars
	Fixed-rate Senior Notes	4.125% a 5.75%	2015	P.20,870,373	4.125% a 6.375%	2035	P.29,915,544
	Senior Notes	L+.625	2007	3,491,975	L+.6250	2007	3,213,270
	Lines of credit	L+.35a L+.60	2009	4,830,566	L+.05 a L+.40	2006	3,730,028
	Leasing	8.01%	2008	436,308	8.01%; L+1.53 a L+2.90	2008	747,049
	Exim Banks	L+.225 a L+1.25(1)	2010	7,602,562	2.71%	2010	250,287
	Syndicated loans	L+.60	2009	3,491,975
	Lines of Credit (fixed)	2.71%	2009	261,125
	BNDES	UMBNDES+4.3% (2)	2008	125,306
	Others	L+.20 a L+1.35	2009	363,375

	Subtotal Dollars			41,473,565			37,856,178
Mexican Pesos
	Domestic senior notes (“Certificados Bursátiles”)	Others	2010	13,434,297	Others	2010	12,550,000
	Fixed rate domestic senior notes				9.00%	2016	5,000,000
	Lines of credit				TIIE -.10 a
					TIIE-.125 (3)	2006	6,000,000
	Leasing	TIIE+.40 a TIIE+.55	2008	4,633,317	TIIE + .40 a TIIE + .55	2008	4,009,000

	Subtotal Mexican pesos			18,067,614			27,559,000
Reais
	BNDES	TJLP + 2.80% (4) a TJLP + 4.00%	2007	1,099,899
	Lines of credit	12.00%	2005	877

	Subtotal Reais			1,100,776
Colombian pesos
	Senior Notes	IPC+6.80 (6) a IPC+7.50	2013	2,191,846	IPC + 6.8 a IPC+7.50	2013	2,110,088
	Lines of credit	DTF+ 1.70 (5) a DTF + 2.60	2005	379,920	DTF	2006	267,278

	Subtotal Colombian pesos			2,571,766			2,377,366
Other currencies
	Lines of credit	6.50%	2005	292,733	3.50% a 14%	2006	744,492

	Subtotal other currencies			292,733			744,492

	Total debt			63,506,454			68,537,036
	Less: Short term debt and current portion of long term debt			5,572,058			17,007,441

	Long term debt			P.57,934,396			P.51,529,595

1)	L = LIBOR
2)	UMBNDES = Monetary Unit of Brazilian Development Bank (BNDES)
3)	TIIE = Mexican Equilibrium Funding Rate
4)	TJLP = Long Term Interest Rate
5)	CDI = Financial Certificate of Deposit
6)	IPC = National Consumer Index

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Except for the fixed-rate senior notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average interest rate cost of borrowed funds at December 31, 2005 was approximately 7.59% (7.05% at December 31, 2004).

In addition to the rates above, the Company must reimburse international lenders (with the exception of loans provided or guaranteed by export credit agencies) for Mexican taxes withholding, typically 4.9% of the interest payment. Fees in financing transactions generally add approximately ten basis points to financing costs.

Short-term debt at December 31, 2004 and 2005 consists of the following:

Concept	2004		2005
Domestic senior notes	P.	464,985	P.	5,500,000
Fixed-rate securities		877
Line of credit				10,741,800
Other loans		2,047,017		480,285

Total	P.	2,512,879	P.	16,722,085

Weighted average interest rate		8.19%		8.25%

Maturities of long-term debt are as follows:

Years	Amount
2007	P.	5,410,748
2008		6,858,586
2009		6,790,848
2010		2,090,753
2011		—
2012 and thereafter		30,378,660

Total	P.	51,529,595

Senior Notes.-    During 2004 and 2005, América Móvil has issued the following senior notes:

a) March 2004, US$500 million and US$800 million, maturing respectively in 2009 and 2014 and bearing annual interest of 4.125% and 5.50%, respectively, which is payable semiannually. In 2004 and 2005, accrued interest on the notes was P.627,290 and P.713,324, respectively.

b) April 2004, US$300 million, maturing in 2007 and bearing variable annual interest at the three-month LIBOR plus 0.625%, which is payable quarterly beginning on July 27, 2004. In 2004 and 2005, accrued interest on the notes was P.54,226 and P.132,844, respectively.

c) October 2004, US$500 million, maturing in 2015 and bearing annual interest of 5.75%, which is payable semiannually beginning on July 15, 2005. In 2004 and 2005, accrued interest on the notes was P.55,190 and P.318,415, respectively.

d) February 2005, US$1,000 million in principal amount of 6.375% senior notes due 2035. Interest is payable semi-annually beginning on September 1, 2005. In 2005, accrued interest on the notes was P. 595,091.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

e) September 2005, P.5,000 million in principal amount of 9% senior notes due 2016. Interest is payable semi-annually beginning on January 17, 2006. In 2005, accrued interest on the notes was P.108,750.

All senior notes are unconditionally guaranteed by Telcel.

- Lines of credit guaranteed by institutions to promote exports-    The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2005 is P.250,287 (US$23 million).

Domestic Senior Notes (certificados bursatiles)-    The CNBV has authorized the Company to establish four programs for the issuance of domestic senior notes guaranteed by Telcel for P.5,000 million each. At December 31, 2005, the Company had made various issues under such programs for amounts ranging from P.400 to P.1,750 million, with maturities ranging from 3 to 7 years. In general, these issues bear a floating interest rate established as a percentage of the TIIE and CETES rates.

Additionally, the Company has a commercial paper program authorized by the CNBV for P.3,000 million. As of December 31, 2005, the Company had no outstanding commercial paper debt.

In December 2005, the Company incurred P.8,676 million (US$810 million) in bank debt, guaranteed by Telcel, bearing interest at compounded annual rate of 7.25% and that matures in December 2006.

General

At December 31, 2005, the Company had a number of bank facilities for approximately P.10,743 million (US$1,003 million) bearing interest at LIBOR plus a spread. The facilities have similar terms as to covenants, and under all of the facilities América Móvil and Telcel are either borrowers or guarantors.

The Company is subject to financial and operating covenants under the loan agreements. They limit the ability to pledge assets, to effect a merger or a sale of all or substantially all of the assets, and do not permit the Company to restrict the ability of the subsidiaries to pay dividends or make distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1 (using terms defined in the loan agreements). Telcel is subject to financial covenants similar to those applicable to América Móvil. A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control. At December 31, 2004 and 2005, the Company was in compliance with all of these requirements.

At December 31, 2005, 92.8% of total outstanding consolidated debt is guaranteed by Telcel.

- Subsequent event

On February 24, 2006, through Comcel, the Company placed bonds in the Colombian market in the amount of P.450 billion Colombian pesos (equal to USD 200 million) for a term of ten years. The interest rate on such issue is 7.59%.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

14.    Foreign-Currency position and transactions

a) América Móvil had the following foreign-currency denominated assets and liabilities:

	Foreign currency in million
	2004	Exchange Rate	2005	Exchange Rate
		At December 31 2004		At December 31 2005
Assets
US dollar	2,621	11.26	2,016	10.71
Quetzal	1,886	1.45	1,854	1.41
Reais	3,437	4.24	3,150	4.58
Colombian peso	405,016	0.004	668,573	0.005
Argentinean peso	615	3.78	780	3.03
Uruguayan peso	85	0.427	653	0.443
Cordoba	376	0.687	803	0.625
Lempira	168	0.584	476	0.563
Chilean peso			76,236	0.021
Peruvian Soles			193	3.12
Guaranies (Paraguay)			138,130	0.002
Euro	3	15.32	47	12.63
Swiss Francs			53	8.16
Liabilities
US dollar	(4,908)	11.26	(5,242)	10.71
Quetzal	(1,442)	1.45	(1,981)	1.41
Reais	(6,104)	4.24	(4,616)	4.58
Colombian peso	(1,484,520)	0.004	(2,555,922)	0.005
Argentinean peso	(987)	3.78	(2,052)	3.03
Uruguayan peso	(118)	0.427	(1,107)	0.443
Cordoba	(199)	0.687	(1,092)	0.625
Lempira	(297)	0.584	(599)	0.563
Chilean peso			(57,651)	0.021
Peruvian Soles			(929)	3.12
Guaranies (Paraguay)			(313,840)	0.002

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

At March 10, 2006, exchange rates of the Mexican peso are as follows:

Foreign currency	Exchange rate
US Dollar	10.712
Quetzal	1.407
Reais	4.935
Colombian peso	0.005
Argentinean peso	3.479
Uruguayan peso	0.443
Cordoba	0.654
Lempira	0.594
Chilean peso	0.020
Peruvian Soles	3.219
Guaranies (Paraguay)	0.002
Euro	12.781
Swiss francs	8.180

b) In the years ended December 31, 2003, 2004 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the year.

	Thousands of U.S. dollars
	2003	2004	2005
Net revenues	3,037,013	5,683,036	8,576,256
Operating costs and expenses	4,103,468	6,048,179	8,531,766
Interest income	141,484	182,143	248,440
Interest expense	298,075	319,309	316,164
Other income (expense), net	260,394	(39,602)	(54,288)

15.    Commitments and Contingencies

a) As of December 31, 2005, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based on the NCPI.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

The Company leases certain equipment used in its operations under capital leases. At December 31, 2005, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2006	P.	1,081,477	P.	1,615,105
2007		520,605		1,507,746
2008		3,980,846		1,457,618
2009				1,306,369
2010				1,148,271
2011 and thereafter				2,110,023

Total		5,582,928	P.	9,145,132

Less interest		(826,879)

Present value of minimum rental payments		4,756,049
Less current installments		712,707

Long-term obligations at December 31, 2005	P.	4,043,342

Rent charged to expenses in 2003, 2004 and 2005 aggregated P.1,186,289, P.1,896,151 and P.2,713,641, respectively.

b) Payment Guarantees With Suppliers

At December 31, 2005, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$755 million (approximately P.8,086,730).

c) Purchase of minority interest

The Company has an obligation to purchase of all the shares of its subsidiary Telecom Américas that are own by minority shareholders. The minority shareholder has the right to sell its shares to AMX beginning in October 2006 for US$ 150 million (P. 1,606.5 million) plus interest at an annual rate of 3%.

Telcel

d) COFECO

Administrative proceedings have been initiated by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia or Cofeco) against Telcel for alleged anti-competitive behavior mainly in connection with (i) actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones, (ii) exclusive agreements entered into with certain content providers and (iii) refusal to deal with or grant access to certain specialized trunking radio communication operators to short message service interconnection. Since at the present time these investigations are at different procedural stages, no final ruling against Telcel has been issued.

If Telcel is unsuccessful in challenging any of the aforementioned legal proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

statements for these potential liabilities since at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

e) Interconnection

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

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees do not properly take into account costs associated with the interconnection fee applicable under the “calling party pays”, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. Such interconnection dissent is in its final stage and Telcel expects Cofetel to rule on this issue during 2006.

To date, given the current status of the negotiations with dissenting operators, it is impossible to predict what effect a ruling against the Company could have on its financial information. It is entirely possible that a greater decrease in interconnection rates will be ordered by the Cofetel as a result of the interconnection dissent.

f) CNVB

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

The SEC has publicly stated that it has filed charges against certain affiliates of Operadora Unefon. America Móvil and Telcel have cooperated with the authorities. In 2005, neither América Móvil or Telcel have received any notice on this matter; for which reason, the Company believes that its participation in theses proceedings has concluded.

g) Short message services

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay to the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

these issues in an administrative proceeding, but Telcel has made provisions for P. 332,719 that is included in these financial statements with respect to this potential liability.

h) Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (Mexican Tax Administration System or “SAT”), notified Telcel of an assessment of P.271,651 (P. 150,217, plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of P. 1,221,916 in connection with royalty payments made to another subsidiary of América Móvil in connection with the use of certain trademarks. The Company believes that these deductions were made in accordance with applicable law and intend to challenge the validity of this assessment. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004 and 2005 of P. 4,490,993 and P. 6,349,628, respectively. The Company has not made provisions in its financial statements with respect to this potential liability because, based on the strength of its legal arguments, the Company believes that it will successfully challenge this assessment.

Comcel

i) Voice/IP

In March 2000, the Colombian Ministry of Industry and Commerce (Superintendencia de Industria y Comercio or SIC) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (Comcel) to pay a fine of approximately US$100 thousand (approximately P. 1,071 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately P. 750 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001.

Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed.

After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially smaller than the amount estimated by the long distance service providers. Comcel has made provisions for P. 34 million that is included in these financial statements with respect to this potential liability on the basis of its counsel’s opinion. Neither America Móvil nor Comcel can assure that the amount of damages ultimately determined by the SIC will be consistent with Comcel’s counsel opinion. Comcel expects to continue exploiting all available legal actions after a decision on damages is rendered.

j) Distributors

In January 2005, Comcel was notified of an arbitration proceeding initiated against it by Celcenter Ltda. (Celcenter) and Concelular, S.A. (Concelular), which are distributors of Comcel. The proceeding relates to

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Comcel’s decision to reduce the commissions paid to distributors. In the proceeding, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$30 million (approximately P. 321 million) from Comcel. Comcel has made provisions for P. 190 million that is included in these in its financial statements with respect to this potential liability.

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

The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. The aggregate contested amounts were approximately US$ 178 million (including potential penalties and interest) (approximately P.1,911 million) at December 31, 2005. Tess and ATL have made provisions in their financial statements for these potential liabilities.

l) BNDESPAR

Prior to the acquisition of Telet, S.A. (Telet) and Americel, S.A. (Americel) by Telecom Americas Limited (Telecom Americas), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P. 1,757 million). Such suit is still in Litigation. The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas is defending itself vigorously against these claims. Neither America Móvil or Telecom Americas can assure, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

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

Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller id services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller id technology. Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law) The Court of Appeals has determined that two of our special appeals will be heard by the Superior Court of Justice. Our request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision, which is still pending. Americel intends to continue vigorously defending itself against this claim.

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

At this time, it is not possible for us to estimate with a reasonable degree of certainty the damages that may result from these proceedings, if ultimately resolved against our interests. The plaintiff in the Americel case has initiated proceedings for execution of the judgment. Americel expects that by the end of 2006, the court will rule on an estimate of damages. In any event, Americel intends to request that the effects of any execution order be suspended pending resolution of the appeals. In addition, Americel benefits from a limited contractual indemnity from its equipment supplier, and it is currently analyzing how and to what extent it could recover any eventual damages from this supplier. Americel has not made any provisions in its financial statements in respect of these proceedings since the amount of potential damages cannot be reasonably determined.

n) Minas Gerais Operations

In April 2005, Telecom America’s subsidiary Stemar Telecomunicações was awarded a license to provide wireless services in the Minas Gerais region of Brazil, and subsequently built a network in the region. This award was challenged by Telemig Celular S.A., a competitor in the region, which alleged that Stemar should be considered an affiliate of Telemig for purposes of the Brazilian telecommunications laws and consequently prohibited from operating in Minas Gerais. Telos – Fundação Embratel de Seguridade Social is the pension fund of Embratel – Empresa Brasileira de Telecomunicações S.A., which is controlled by Telmex, and holds a 3.5% investment in the controlling shareholder of Telemig. Although The Company does not believe that Embratel controls Telos, in November 2005 Telos placed its investment under the management of an independent administrator in order to address the concerns of ANATEL, which agreed with Telemig’s position. Although ANATEL has ruled that the transfer by Telos of the management of its investment to an administrator resolves any concerns regarding the potential affiliation between Stemar and Telemig, a federal judge in Brasília has

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

refused to withdraw an injunction prohibiting the Company from operating in the Minas Gerais region, which was originally entered in October 2005. Stemar was able to temporarily operate in Minas Gerais in November 2005 and between December 2005 and April 2006, under temporary orders suspending the effects of the injunction. In March 2006, however, the temporary order that suspended the injunction was revoked and the injunction is expected to regain effect shortly.

In November 2005, the Company filed an appeal against the injunction, which is pending. In addition, the Company has asked a federal judge (to whom the case was transferred in January 2006, pursuant to an appeal filed by Stemar challenging the jurisdiction of the former judge) to reconsider the grant of the injunction. ANATEL is also taking legal action seeking to suspend or reverse the injunction.

The Company’s ability to operate in the Minas Gerais region is affected by these legal proceedings. If the challenges to the injunction fail, The Company may not be able to operate in the Minas Gerais region unless Telos divests its indirect interest in Telemig. This divestment would require compliance with the rights of first refusal included in the shareholders agreement between a number of investors in the controlling shareholder of Telemig, which could delay Telos’ ability to effect this divestment.

CompUSA

o) COC Services

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

Telgua

p) ITI-GEDO

In addition, judicial proceedings were commenced in the United States District Court for the Southern District of New York (the “District Court”) in March 2001 by International Telecom, Inc. (ITI) against Generadora Eléctrica de Oriente, S.A. (GEDO), Antonio Jorge Álvarez and Telgua, alleging breach of contract, tortious interference with contract and fraud in connection with an international telecommunications services

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

agreement. In March 2002, the court granted Telgua’s motion to dismiss the case against it for lack of personal jurisdiction, holding that Telgua had insufficient contacts with New York to subject it to jurisdiction in that forum. A final decision awarding ITI over U.S.$900,000 in damages against defendants GEDO and Álvarez was rendered by the District Court in April 2004. In June 2004, ITI filed an appeal with the United States Court of Appeals for the Second Circuit challenging, among other things, the District Court’s March 2002 decision to dismiss Telgua from the action for lack of personal jurisdiction. Oral arguments were heard in March 2005, and the parties are awaiting a decision from the Appeals Court. On April 2005, the Appeals Court issued a summary order in favor of Telgua. The term to appeal before the United States Supreme Court expired on July 2005, ITI did not appeal and the process was concluded.

16.    Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2004 and 2005. All of the companies are considered América Móvils’ affiliates, as the Company’s principal stockholders are also directly or indirectly stockholders of these related parties.

	December 31,
	2004	2005
Accounts receivable:
Teléfonos de México, S.A. de C.V.	P. 727,832	P. 770,265
Sanborns Hermanos, S.A. de C.V.	131,355	139,236
Sears Roebuck, S.A. de C.V.	64,741	52,678
Teléfonos del Noroeste, S.A. de C.V.	35,231
Embratel Participacoes, S.A.	123,996
Others	50,683	26,142

Total	P. 1,133,838	P. 988,321

Accounts payable:
América Telecom, S.A. de C.V.	P. 66,930	P. 80,332
Fianzas Guardiana Inbursa, S.A. de C.V.	67,342	41,210
Seguros Inbursa S.A de C.V.	23,353	26,282
Embratel Participacoes, S.A.		561,603
Others	4,773	16

Total	P. 162,398	P. 709,443

b) America Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) and Telefónos de Mexico and subsidiaries (Telmex). The Company’s relationship with Telmex includes, among other aspects, the interconnection of the related networks and the use of its facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s relationships with Inbursa includes, among others, insurance and bank services.

c) The Company has agreements to receive consulting services from each of América Telecom and SBC. In 2005, the Company paid US$ 30 million (P. 321.3 million) to América Telecom and US$ 1 million (P. 10.7 million) to SBC in compensation for their respective services. The Company’s Board of directors has approve the payment of US$ 30 million (P. 321.3 million) in fees to Telecom Américas during 2006 for consulting services.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

d) In the years ended December 31, 2003, 2004 and 2005 the Company had the following significant transactions with related parties, (mainly with Telmex):

	2003	2004	2005
Revenues:
Calling Party Pays (CPP) interconnection fees and other (1)	P. 10,384,350	P. 11,666,881	P. 12,359,942
Costs and expenses:
Payments for long-distance, circuits and others (2)	4,241,220	4,410,826	4,726,652
Commercial, administrative and general:
Advertising	580,052	421,434	761,355
Others, net	(5,010)	782,645	834,763
Interest expense (income), net	5,115	(683)	(20,928)

(1)	Interconnection fees from CPP: incoming calls from a fixed-line telephone to a wireless telephone. The interconnection agreements specify the number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.
(2)	Includes: a) Interconnection (cost): payments for outgoing calls from the wireless network to the fixed-line network; b) Long-distance: payments for the use of national and international long-distance; and c) leases of buildings and other cellular space.

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna repeater space and has the right to install its interconnection equipment.

f) In 2005, Smartcom and Chile Sat (subsidiary of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide Smartcom with the right to use capacity and infrastructure over the following 20 years. Such agreement gives rise to a monthly disbursement of US$ 17.5 million (P. 187.5 millones), beginning in September 2005. The amount recorded in results of operations of 2005 for this agreement is US$ 70 million (P. 750 millones).

g) In 2005, Telmex Argentina, a subsidiary of Telmex, together with CTI Móvil, agreed to jointly build a fiber optic backbone network in Argentina for approximately 1,943 kilometers. The project will be completed in different phases. The first phase entails the construction by Carso Infraestructura y Construcción, S.A. de C.V. “CICSA” of approximately 930 kilometers for an amount of approximately P. 187.5 million (US$17.5 million).

h) Both Telecom Americas (through its operating subsidiaries) and a subsidiary of Telmex, Embratel, provide telecommunications services in certain regions of Brazil, and, accordingly, have significant operational relationships, principally interconnection between their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between Reais 5.0 million and Reais 6.0 million (approximately P. 22.9 million and P. 27.5 million, respectively), depending on the capacity provided under the agreement.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

j) In the ordinary course of business, the Company’s subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately Reais 6.8 million (approximately P. 31.1 million) on an annual basis. In addition, Embratel leases real property from AMX’s subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is Reais 1.2 million (approximately P. 5.5 million).

17.    Stockholders’ Equity

a) The Company’s authorized capital stock is variable, with a fixed minimum of P. 403,900, represented by a total of 48,348 million shares, 11,420.3 million of which are common, nominative Series AA shares with no par value; 979.8 million are common, nominative series A shares with no par value; and 35,947.8 million are nominative series L shares with no face value. All of the outstanding shares are fully paid.

AA Shares and A Shares have full voting rights. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: the transformation of América Móvil from one type of company to another, any merger of América Móvil, its voluntary dissolution, a change in its corporate purpose, a change in its state of incorporation and any action that would prejudice the rights of holders of L shares.

The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares.

b) In July 2005, the Company carried out a three-for-one share split, approved at the annual stockholders’ meeting, whereby each share was exchanged for three new shares. Consequently, capital stock at December 31, 2003, 2004 and 2005, is represented respectively by 38,508, 36,792 and 36,246 million common registered shares with no par value (after giving retroactive effect to the split), which represents fixed capital.

An analysis of the shares outstanding at December 31, 2004 and 2005, is as follows:

Millions of shares	Millions of shares
10,941	10,915	Series AA voting shares
795	761	Series A voting shares
25,056	24,570	Series L limited voting rights

36,792	36,246

All per share and shares outstanding data in these financial statements, have been retroactively restated to reflect the three-for-one stock split.

c) Series AA shares, which may be subscribed only by Mexican individuals and Mexican corporations, and must represent at all times no less than 20% of the total number of shares outstanding and no less than 51% of the combined number of AA shares and A shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of total shares outstanding and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of total shares outstanding. The combined number

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of total shares outstanding.

d) In April 2003, 2004 and 2005, the stockholders approved payment of a cash dividend of P.0.02, P.0.04 and P.0.07 (P.0.06, P.0.12 and P.0.21 before the split) per share, respectively, in the amount of P.862,928, P.1,624,295 and P.2,616,589 payable in four installments each in June, September and December of the approval years and in March of the subsequent years.

Additionally, at an extraordinary stockholders’ meeting held on December 13, 2005, the stockholders approved payment of an extraordinary cash dividend to be paid in a single installment on December 23, 2005, of P.0.30 per share for a total amount of P. 10,876,862.

The aforementioned dividends were paid from the net reinvested tax profit account (CUFIN).

e) During the three-year period ended December 31, 2005, the Company repurchased shares as shown below. The amount of the repurchase price in excess of the capital stock portion of the shares was charged to retained earnings.

Year	Number of shares in million		Amount in thousands of Mexican pesos		Historical amounts in thousands of Mexican pesos
	“L” Shares	“A” Shares	“L” Shares	“A” Shares	“L” Shares	“A” Shares
2003	198.6	0.6	P. 1,059,886	P. 380	P. 1,009,870	P. 330
2004	1,743.6	8.4	P. 12,782,472	P. 59,352	P. 12,155,736	P. 55,459
2005	547.4	1.5	P. 6,529,363	P. 19,673	P. 6,413,735	P. 19,357

f) In conformity with the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve until it reaches 20% of capital stock issued and outstanding.

Subsequent event

On February 7, 2006, the Board of Directors, decided to submit for the consideration of the General Stockholders Meeting to be held on or about April 28th of 2006, a proposal to pay a cash dividend from the net profit account, in the amount of P.0.10 (ten peso cents), in a single installment, to each of the stock series “AA”, “A” y “L” representative of the total equity of the Company (which includes the preferred dividend correspondent to the shares of the “L” series).

18.    Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 1, 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate the group tax returns of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries is excluded from this tax consolidation.

Through December 31, 2004, tax consolidation was allowed at 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation is allowed at 100% of tax losses and taxable earnings of Mexican subsidiaries.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2003, 2004 and 2005 was P.1,170,109, P.1,028,613 and P.1,070,958, respectively. The 2005 asset tax was offset against excess of income tax over asset tax paid in prior years in the amount of P.528,506.

Asset tax for the years ended December 31, 2003 and 2004 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

Asset tax charged to Mexican subsidiaries for the year ended December 31, 2005 corresponds to the amount shown in the provision for income tax in the statement of income. The aforementioned situation is due to the fact that the 2005 consolidated taxable income of P.33,701,266 was decreased by the available tax loss carryforward in the same amount, giving rise to a credit of P.10,110,380 in the statement of income.

3) Corporate income tax for the years 2003, 2004 and 2005 was 34%, 33% and 30%, respectively.

Effective January 1, 2005, the income tax rate will be 30% and will be reduced by one-percentage point annually until it reaches 28% in 2007 and succeeding years. The effect of change in effective tax rate at December 31, 2004 amounted to P.310 million and represented a credit to operations.

Additionally, in 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a charge to operations of approximately P.54 million in 2005.

At December 31, 2005, the balance of the restated contributed capital account (CUCA) and CUFIN was P.44,926,357 and P.50,064,000, respectively.

4) An analysis of income tax charged to results of operations for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
Current year income tax of Mexican Subsidiaries	P.	2,871,853	P.	4,137,663
Current year asset tax of Mexican Subsidiaries					P.	542,452
Current year income tax of foreign Subsidiaries		603,373		1,660,328		2,434,939
Deferred income tax of foreign Subsidiaries						(510,423)
Deferred income tax of Mexican Operations		87,209		2,769,833		(2,130,250)
Effect of change in effective tax rate				(310,025)

Total	P.	3,562,435	P.	8,257,799	P.	336,718

5) An analysis of employee profit sharing charged to results of operations for the years ended December 31, 2003, 2004 and 2005, is as follows:

	2003		2004		2005
Current year employee profit sharing	P.	224,260	P.	262,843	P.	299,682
Deferred employee profit sharing		45,230		294,901		(294,901)

	P.	269,490	P.	557,744	P.	4,781

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Since current tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the statement of income from the monetary position result to current year deferred income tax cost.

The 2003 and 2005 year income tax of Mexican subsidiaries includes a tax credit of P.939 and P.895 million (P.864 and P.895 million nominal), respectively, resulting from the favorable ruling in an appeal against the tax authority’s rejection of certain deductions in connection with the fiscal treatment of the loss on sale of subsidiaries.

6) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31
	2003	2004	2005
Statutory income tax rate in Mexico	34.0%	33.0%	30.0%
Financing costs	3.0	3.6	2.82
Goodwill	1.5	0.8
Effect of change in statutory tax rate		(0.4)
Effect of gradual decrease in tax rate			0.22
Tax refunds	(7.6)		(0.65)
Asset tax	7.7		1.69
Capital loss incurred during the year			(41.25)
Operations of subsidiaries abroad	(10.7)	(6.8)
Others	(2.5)	7.7	2.22

Effective tax rate for Mexican operations	25.4	37.9	(4.95)

Revenues and costs from foreign subsidiaries	(8.7)	(6.5)	6.0

Effective tax rate	16.7%	31.4%	1.05%

7) The temporary differences on which the Company recognized deferred tax liabilities in the years ended December 31, 2004 and 2005, were as follows:

	December 31,
	2004		2005
Deferred tax assets
Liability provisions	P.	(584,721)	P.	(1,994,555)
Other		(256,311)		(1,287,987)
Deferred revenues		(1,169,018)		(1,186,876)
Tax loss carryforwards		(20,831,464)		(20,004,080)

		(22,841,514)		(24,473,498)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	December 31,
	2004		2005

Deferred tax liabilities
Fixed assets		2,474,062		2,032,043
Sale and lease back		2,279,759		2,330,747
Inventories		1,581,324		1,361,527
Licenses		648,003		650,263
Royalties prepayment		1,342,116

		8,325,264		6,374,580
Less: valuation allowance		20,620,974		21,582,720

Deferred income tax liability		6,104,724		3,483,802
Deferred employee profit sharing liability (inventory)		294,901

Deferred tax liability	P.	6,399,625	P.	3,483,802

8) The Company is legally required to pay employee profit sharing in addition to the compensation and benefits to which Mexican employees are contractually entitled. The statutory employee profit sharing rate in 2003, 2004 and 2005 in Mexico was 10% of taxable income and 15% for Ecuador.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico.

9) The deferred income tax asset of P.656,717 shown in the balance sheet at December 31, 2005 refers to TracFone’s partial reversal of its valuation allowance (for tax loss carryforwards) as a result of the partial materialization of such assets during 2005 and of management’s evaluation of the adequacy of the reserve.

The temporary differences on which the Company recognized deferred tax assets in the year ended as of December 31, 2005, which were only recognized with respect to TracFone as described above, were as follows (not included in the table above):

	December 31,
	2004		2005
Deferred tax assets
Liability provisions	P.	(46,714)	P.	(50,226)
Other		(24,956)		(55,280)
Tax credits and contributions carryover		(37,055)		(52,334)
Deferred revenues		(555,484)		—
Tax loss carryforwards		(815,223)		(1,073,008)

		(1,479,432)		(1,230,848)
Deferred tax liabilities
Fixed assets		29,958		37,492
Other		(2,942)		(7,053)

		27,016		30,439
Valuation allowance		1,452,416		543,692

Deferred tax asset	P.	—	P.	(656,717)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

b)    Foreign Subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income and tax provisions of these subsidiaries in 2003, 2004 and 2005 were P.4,086,166, P.1,556,008 and P.8,771,870; and P.603,373, P.1,660,328 and P.2,434,939, respectively.

At December 31, 2005, America Móvil’s foreign subsidiaries have available tax loss carryforwards in conformity with the tax regulations of their respective countries as follows:

Country	Available tax loss carryforwards in millions of pesos at December 31, 2005
Brazil	P.	34,582
Argentina		4,453
USA		2,750
Colombia		3,090
Ecuador		372
Mexico		9,336
Chile		8,261
Peru		11,350

Total	P.	74,194

Available tax loss carryforwards in the different countries in which the Company operates are subject to the following conditions:

i) In Brazil there is no time limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

ii) In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years.

iii) Up to 2002, tax losses incurred in Colombia, were allowed to be carried forward against taxable earnings of the succeeding five years, with no limitations whatsoever. Beginning in 2003, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding eight years, not exceeding 25% of the earnings generated in each of those years.

iv) In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years and may be used solely with respect to 25% or less of the taxable earning of each year.

v) In Guatemala and El Salvador, there is no carryforward of tax losses against earnings of future years.

vi) In Chile, there is no time limit on the carryforward of tax losses.

vii) In Mexico, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding ten years.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

19.    Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay and Uruguay. The accounting policies of the segments are the same as those described in Note 2. The following summary shows the most important segment information: A summary of the information by geographical segment, which is the way management analyzes results, is as follows. In 2004, Honduras and Nicaragua are included in the concept of others; in 2005, the caption Others includes Chile, Paraguay, Peru and Honduras, since the related amounts together are not material with respect to the Company’s revenues, operating income and total assets taken as a whole.

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2003
Operating revenues	16,219,964	57,026,675	6,154,804	2,952,858	6,271,243	12,387,991	966,657	6,789,473	882,484		(16,240,479)	93,411,670
Depreciation and Amortization	1,232,441	5,130,269	1,478,499	491,875	1,520,240	4,695,285	104,749	213,419	174,258		43,203	15,084,238
Operating (loss) income	(1,309,427)	19,233,509	1,854,533	596,212	643,970	(2,319,511)	76,575	217,580	292,850		235,045	19,521,336
Interest expense, net (includes related party)	6,442,908	6,038,608	447,942	75,439	517,279	1,880,562	245,037		575		(11,544,799)	4,103,551
Segment assets	285,941,557	47,469,546	11,712,442	5,822,865	13,872,973	66,645,177	5,259,758	2,607,859	9,685,854		(286,002,115)	163,015,916
Plant, property and equipment, net	1,248,282	30,830,376	8,477,626	2,577,018	7,519,196	19,593,846	1,582,003	390,822	5,128,431			77,347,600
Goodwill, net	3,327,654		627,256	2,009,874	3,077,284		312,896				(628,725)	8,726,239
Trademarks, net					1,937,659	4,385,365	1,103,248		1,143,919			8,570,191
Licenses, net		1,688,494	694,256	278,567	2,851,579	21,623,703	695,602		356,000		(136,810)	28,051,391
December 31, 2004
Operating revenues	18,650,506	73,180,402	7,406,797	4,429,783	9,648,930	23,753,240	5,759,068	9,257,303	4,876,976	1,122,782	(18,851,922)	139,233,865
Depreciation and Amortization	1,187,075	5,250,993	1,492,925	594,851	1,936,084	6,922,303	453,471	207,243	1,041,512	162,373	(34,511)	19,214,319
Operating (loss) income	(1,332,875)	26,387,556	2,433,444	914,198	632,208	(6,798,826)	(416,551)	328,240	1,664,081	168,935	295,584	24,275,994
Interest expense, net (includes related party)	6,827,216	5,956,356	580,891	112,918	476,342	2,675,223	45,436		11,293	35,016	(11,974,122)	4,746,569
Segment assets	296,834,719	84,466,788	14,798,617	7,640,835	22,458,368	60,312,863	7,314,179	4,052,997	10,975,635	4,654,166	(312,407,258)	201,101,909
Plant, property and equipment, net	737,273	28,164,629	10,110,815	3,256,457	10,396,293	25,046,847	2,691,765	366,978	5,186,663	1,783,339		87,741,059
Goodwill, net	3,042,317		397,359	1,610,173	3,290,175					1,500,518		9,840,542
Trademarks, net					1,672,067	3,697,514	943,934		978,729			7,292,244
Licenses, net		1,571,234	674,295	147,025	3,135,930	22,115,940	644,043		365,387	248,716		28,902,570

	Mexico Corporate	Mexico (Telcel)	Guatemala (includes Nicaraguan operations)	Ecuador	Colombia	Brazil	Argentina	U.S.A.	El Salvador	Others	Eliminations	Consolidated total
December 31, 2005
Operating revenues	21,264,266	89,586,226	7,269,324	6,864,794	15,565,432	30,563,790	11,218,626	10,967,732	4,941,793	5,549,188	(21,637,972)	182,153,199
Depreciation and Amortization	614,135	6,015,952	1,598,585	670,254	1,766,270	7,811,079	710,460	194,278	863,105	1,019,740		21,263,858
Operating (loss) Income	(653,771)	34,413,425	2,412,617	1,083,125	1,221,154	(8,780,024)	578,403	713,893	1,786,265	524,189	396,666	33,695,942
Interest expense, net (includes related party)	8,611,942	4,635,083	240,881	92,046	622,150	2,139,086	100,307	16,418	17,278	51,934	(9,416,701)	7,110,424
Segment assets	350,798,586	99,746,997	15,622,223	9,245,590	26,594,345	71,895,029	10,691,878	4,855,575	10,197,441	19,606,040	(389,259,634)	229,994,070
Plant, property and equipment, net	1,333	32,386,824	9,929,140	3,112,357	14,655,788	29,555,600	6,262,096	387,880	4,550,145	10,999,533		111,840,696
Goodwill, net	4,964,830		845,366	1,608,426	3,325,456					1,500,566		12,244,644
Trademarks, net					1,453,674	3,122,069	812,012		841,945	97,453		6,327,153
Licenses, net		4,199,844	552,831	185,666	2,848,479	20,950,509	574,428		265,097	1,676,296		31,253,150

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

20.    Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), as permitted by the U.S. Securities and Exchange Commission Rules.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and cash flows provided by (used in) operating, investing and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P.20,893,822, P.40,305,756 and P.54,103,985 , for the years ended December 31, 2003, 2004 and 2005, respectively.

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

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

If the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2003	2004	2005
Operating activities:
Net income	P.16,194,029	P.17,218,315	P.31,618,162
Depreciation	11,211,502	13,445,062	17,268,674
Amortization	3,318,805	4,645,599	4,468,862
Amortization of loss of sale and lease back	145,693	499,591	1,358,732
Amortization of prepaid expenses	81,984	267,528	96,390
Deferred taxes	1,466,087	3,447,249	(3,577,253)
Monetary effect	(2,645,652)	(3,250,812)	(3,140,877)
Equity in results of affiliates and minority interest	523,285	461,019	110,908
Effect of exchange rate differences on debt	1,514,677	3,403,351	1,951,273
Trading securities	777,401	17,451	855,890
Change in operating assets and liabilities	(698,625)	(412,027)	10,457,375

Cash provided by operating activities	31,889,186	39,742,326	61,468,136
Financing activities:
New loans	24,469,173	49,483,153	35,086,519
Repayment of loans	(21,694,584)	(36,583,912)	(26,058,050)
Purchase of Company’s own shares and Cash dividends paid	(1,923,194)	(14,466,120)	(20,042,487)

Cash provided (used) by financing activities	851,395	(1,566,879)	(11,014,018)

Investing activities:
Investment in plant property and equipment	(22,735,819)	(20,709,522)	(48,319,410)
Investment in trademarks	(1,868,132)		(100,813)
Investment in licenses	(7,668,524)	(516,653)	(1,668,248)
Initial cash from companies acquired	947,125	332,808	499,658
Investments in available for sale securities		(1,812,317)
Other investments	1,338,621	(3,588,878)	(3,008,383)

Cash used in investing activities	(29,986,729)	(26,294,562)	(52,597,196)

Effect of inflation accounting	(2,999,306)	(4,907,163)	(3,648,094)

Net (decrease) increase in cash and cash equivalents	(245,454)	6,973,722	(5,791,172)
Cash and cash equivalents at beginning of year	10,339,932	10,094,478	17,068,200

Cash and cash equivalents at end of year	P.10,094,478	P.17,068,200	P.11,277,028

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2003	2004	2005
Interest expense	P.2,773,778	P.2,775,954	P.3,090,611
Income tax	3,447,674	2,021,449	6,864,822
Employee profit sharing	198,198	209,848	285,710

Cash flows from purchases of trading securities during 2003, 2004 and 2005 were P.402,808, P.6,968,902 and P. 0, respectively. Cash flows from sales of trading securities during 2003, 2004 and 2005 were P.1,661,469, P.5,403,152, and P.855,890, respectively.

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

As a result of this adjustment, plant, property and equipment and stockholders’ equity increased by P.9,258,322 in 2004 and P.12,371,192 in 2005 and depreciation expense increased by P.476,227, P.624,804 and P.1,679,113, in 2003, 2004 and 2005, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing:

Under Mexican GAAP, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for income taxes,” requires deferred income tax be determined using the liability method for all temporary differences between

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted tax rates for the years in which such taxes will be payable or refundable.

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

Significant components of deferred taxes under U.S. GAAP at December 31, 2004 and 2005 are as follows:

	2004			2005
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	P.20,831,464		P.20,831,464	P.20,004,080		P.20,004,080
Accrued liabilities	584,721	P.117,212	701,933	1,994,555	P.258,130	2,252,685
Deferred revenues	1,307,587	405,544	1,713,131	1,331,917	406,071	1,737,988
Other	256,311	24,742	281,053	1,287,987	65,009	1,352,996

Valuation allowance	(20,869,819)		(20,869,819)	(19,760,761)		(19,760.761)

Total deferred tax assets	2,110,264	547,498	2,657,762	4,857,778	729,210	5,586,988

Deferred tax liabilities:
Fixed assets	(5,453,806)	(519,887)	(5,973,693)	(6,556,606)	(591,162)	(7,147,768)
Inventories	(1,581,324)	(294,901)	(1,876,225)	(1,361,527)	—	(1,361,527)
Sale and lease back	(2,279,759)	(768,687)	(3,048,446)	(2,330,747)	(551,600)	(2,882,347)
Licenses	(648,003)	(138,642)	(786,645)	(650,263)	(119,338)	(769,601)
Royalties paid in advance	(1,342,116)		(1,342,116)

Total deferred tax Liabilities	(11,305,008)	(1,722,118)	(13,027,125)	(10,899,143)	(1,262,100)	(12,161,243)

Net deferred tax liabilities	P.(9,194,744)	P.(1,174,619)	P.(10,369,363)	P.(6,041,365)	P.(532,890)	P.(6,574,255)

For Mexican GAAP purposes, deferred tax liabilities of P.6,399,625 and P.3,483,802 were recognized at December 31, 2004 and 2005. In addition, during 2005, under Mexican GAAP purposes, deferred tax assets of P.656,717 was recognized.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately P. 17,506 million at December 31, 2005. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

otherwise, the Company would be subject in some cases to both Mexican income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability. Withholding taxes of approximately P.3,193 would be payable upon remittance of all previously unremitted earnings at December 31, 2005.

Unrealized gain or losses on marketable securities

Under Mexican GAAP, as mentioned under Note 2i, up to December 31, 2004, changes in the fair value of instruments classified as available for sale securities were recognized in the statement of income.

In 2005, due to the adoption of new Bulletin C-2, such changes are recognized in stockholders equity until such instruments are sold. For US GAAP purposes, changes in the fair value of instruments classified as available for sale, are excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain or loss is realized it is recognized in the statement of operations. Thus, in 2005 there are no differences between Mexican and US GAAP related to changes in the fair value of available for sale securities.

In 2004, for US GAAP purposes, unrealized gains on available for sale instruments in the amount of P.3,927, were excluded from earnings and reported as a separate component of stockholders’ equity.

Transactions between entities under common control

Starting January 1, 2005, the Company adopted the requirements of new Mexican Accounting Bulletin B-7, Business Combinations, under which, any difference between the purchase price paid and the carrying value of net assets acquired, on transactions between entities under common control are recognized in stockholders equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transactions but are recorded at the lower of net book value and fair value; Therefore, given rise to a reconciling item of P.80,279, which is included in the income statement US GAAP reconciliation, derived from the sale of Technology and Internet, LLC in June 2005.

Acquisition of minority interest

Also under Mexican GAAP, the adoption of Bulletin B-7, requires that acquisitions of minority interests be deemed to be a capital transaction between entities under common control, and any difference between the purchase price paid and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a business combination, and any difference between the purchase price paid and the fair value of the net assets acquired is treated as goodwill. The reconciliation of stockholders’ equity includes a P.466,112 adjustment related to acquisition of minority interests.

Goodwill

As previously mentioned under Note 2o, up to December 31, 2004, for Mexican GAAP purposes, goodwill was amortized using the straight-line method over a ten year period. Beginning January 1, 2005, due to the adoption of new Mexican accounting Bulletin B-7, goodwill is no longer amortized, but rather is subject to

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

periodic impairment valuations. The adoption of Bulletin B-7 resulted in an increase of net income of P.1,074,462 due to the elimination of goodwill amortization.

For US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. The application of the non-amortization provisions of Statement 142 resulted in an increase in net income of P.1,193,148 and P.1,136,663 in 2003 and 2004, respectively. Up to December 31, 2004, the Company recognized and accumulated benefit of P.4,152,806, for the non amortization of goodwill.

In 2003, 2004 and 2005, the Company performed the required impairment tests of goodwill and intangible assets with indefinite-lives, and the tests did not result in an impairment charge.

Financial instruments

As mentioned under Note 2z, starting January 1, 2005, under Mexican GAAP, the adoption of Bulletin C-10, resulted in a reclassification in stockholders’ equity from retained earnings to other accumulated comprehensive loss items in the amount of P.43,647. As previously described in Note 10, for the year ended December 31, 2004, the Company’s derivative instruments were not treated as hedge instruments. However, on January 1, 2005, hedge treatment was given to its derivatives instruments on a prospective basis. The recognition of the initial effect under Mexican GAAP had already being recognized in the Company’s net income for U.S. GAAP purposes.

Minority Interest:

Under Mexican GAAP, minority interest is presented as a component of stockholders’ equity, immediately after total majority stockholders’ equity. Under U.S. GAAP, minority interest is not presented as a component of stockholders’ equity. As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders’ equity, decreasing its total stockholders’ equity by P.1,714,672 and P.1,022,275 at December 31, 2004 and 2005, respectively. In addition, minority interest as reported in the income statement under Mexican GAAP in the statement of operations of P.(382,434), P.(365,167) and P.(68,543) in 2003, 2004 and 2005, respectively have been excluded from the income statement reconciliation.

Net loss on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P.247,827 (América Móvil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by Grupo Telvista on such sale was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2002, 2003 and 2004, Grupo Telvista amortized P.61,355, P.54,347 and P.82,724, respectively (América Móvil’s equity interest); therefore, net adjustments of P.186,472, P.54,347 and P.82,724 in 2002, 2003 and 2004, respectively, were included in the US GAAP reconciliation.

In 2003, the Company exchanged its 49% equity interest in CompUSA for a 29.69% equity interest in U.S. Commercial Corp, S.A. de C.V., (“USCO”). As a result, a loss of P.303,269 was recognized under Mexican GAAP. For US GAAP purposes, this transaction was considered a transaction between entities under common control; therefore, the loss is accounted for as a reduction of retained earnings.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Reporting Comprehensive Income:

Cumulative effects of the surplus from restatement of stockholder’s equity, deferred taxes on the difference between indexed cost and replacement cost, the effect of translation of financial statements foreign entities, unrealized gains on securities and current year valuation effect of derivative instruments that qualify for hedge accounting included in comprehensive income at December 31, 2005 that increased (decreased) stockholder’s equity are P.764,924, P.1,386,795, P.(2,569,807), P.(343,841) and P.(49,224), respectively.

Consolidation of variable interest entities

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

Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P.4,487,815, P.7,886,290 and P.11,136,904 for the years ended December 31, 2003, 2004 and 2005, respectively. In addition, during 2005, the company reclassified the P. 1,059,653 of interest expense recorded under Mexican GAAP under the caption other financing cost as a reduction of revenues, due to the fact that such interest under US GAAP should be considered an incentive to customers.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 “Accounting for revenue arrangements with multiple deliverables” addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenue when earned.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for senior notes at December 31, 2004 and 2005. As of December 31, 2004 and 2005, the carrying value of total debt is P.58,436,829 and P.63,780,987, respectively. The fair value is P.56,515,510 at December 31, 2004 and P.65,167,355 at December 31, 2005.

As of December 31, 2003, 2004 and 2005, the estimated fair value of the cross currency swaps amounts to P.255,636, P.307,259 and P.(741,569), respectively. Additionally, at December 31, 2004 and 2005, the Company has interest-rate swaps with an estimated fair value of P.(18,932), and P.(187,419) respectively.

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

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2003		2004		2005
Net income before minority interest as reported under Mexican GAAP	P.	16,720,743	P.	17,428,378	P.	31,709,548
U.S. GAAP adjustments:
Capitalized interest or net financing cost				630,020		1,342,053
Depreciation of capitalized interest		(162,990)		(155,320)		(249,687)
Accrued vacation pay		232,547
Deferred income tax on U.S. GAAP adjustments		(1,487,755)		(56,050)		29,967
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(476,227)		(624,804)		(1,679,113)
Deferred employee profit sharing on U.S. GAAP adjustments		108,877		(621,366)		611,712
Minority interest		(382,434)		(365,167)		(68,543)
Unrealized gains on available-for-sale securities				(3,927)
Non-amortization of goodwill		1,193,148		1,136,663
Net gain on sale to affiliate		303,269
Net gain on sale to affiliate, net		54,347		82,724
Transaction between entities under common control						(80,279)
EITF 00-21				(433,031)		(50,440)
Effects of inflation accounting on U.S. GAAP Adjustments		90,504		200,195		52,944
Total U.S. GAAP adjustments, net		(526,714)		(210,063)		(91,386)

Net income under U.S. GAAP	P.	16,194,029	P.	17,218,315	P.	31,618,162

Weighted average of common shares outstanding As of December 31, (in millions):		38,736		37,506		36,538

Net income per share under U.S. GAAP (in pesos):	P.	0.42	P.	0.46	P.	0.87

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	December 31,
	2004		2005
Total stockholders’ equity under Mexican GAAP	P.	80,150,898	P.	85,660,729
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		2,064,695		3,406,748
Accumulated depreciation of capitalized interest or net financing cost		(780,208)		(1,029,895)
Deferred income tax from US GAAP		(1,811,450)		(1,898,356)
Deferred employee profit sharing from US GAAP		(1,174,619)		(532,890)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		(983,669)		(659,207)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		9,258,322		12,571,192
Minority interest		(1,714,672)		(1,022,275)
Non-amortization of goodwill		4,152,806		4,152,806
Application of additional negative goodwill of ATL to Goodwill		(699,519)		(699,519)
Effect of adoption EITF 00-21		(433,031)		(483,471)
Net gain on sale to affiliate		(49,400)		(49,400)
Minority interest acquisitions				(466,112)

Total U.S. GAAP adjustments, net		7,829,255		13,289,621

Total stockholders’ equity under U.S. GAAP	P.	87,980,153	P.	98,950,350

After giving effect to the foregoing adjustments for accrued vacation pay (up to December 2003), depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, non-amortization of goodwill (up to December 31, 2004), beginning in 2004 adoption of EITF 00-21, the effect in 2005 of EITF 01-9 with regards to incentive to customers, as well as the application in 2005 of transactions between entities under common control, and the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P.20,147,202, P.23,020,393 and P.31,183,701, in 2003, 2004 and 2005, respectively.

Recent accounting pronouncements

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective no later than December 31, 2005. The Company adopted this new pronouncement effective December 31, 2005. The impact to the Company’s consolidated financial statements as a result of adopting this new statement is not significant.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to permit entities to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation. Entities that elect to subsequently measure their servicing rights at fair value may no longer find it necessary to qualify for and apply the provisions of SFAS Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve an income statement effect similar to the application of hedge accounting for instruments used to manage the effect of interest rate changes on servicing rights.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not believe the adoption of this new accounting requirement will have a material in the Company’s financial position or on its results of operations.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005

(Thousands of Constant Pesos with purchasing power as of December 31, 2005)

	Capital Stock		Retained earnings						Other accumulated comprehensive income (loss)		Comprehensive income		Total
			Legal reserve		Unappropriated		Total
Balances at December 31, 2002	P.	34,332,669	P.	451,745	P.	37,022,267	P.	37,474,012	P.	(17,037,658)			P.	54,769,023
Cumulative effect of adoption of a new accounting principle						(121,817)		(121,817)						(121,817)
Excess of the book value over price paid to acquired minority Interest						(193,993)		(193,993)						(193,993)
Cash purchase of Company’s own shares		(1,863)				(1,058,403)		(1,058,403)						(1,060,266)
Dividends paid						(862,928)		(862,928)						(862,928)
Comprehensive income:
Net income for the year						16,194,029		16,194,029			P.	16,194,029		16,194,029
Other comprehensive income:
Effect of translation of foreign entities										7,598,718		7,598,718		7,598,718
Deferred taxes allocate to equity, net of effect of inflation										1,334,448		1,334,448		1,334,448
Net loss on sale of affiliate to an entity under common Control						(303,269)		(303,269)						(303,269)

Comprehensive income											P.	25,127,195

Balances at December 31, 2003		34,330,806		451,745		50,675,886		51,127,631		(8,104,492)				77,353,945
Transaction between entities under common control						18,842		18,842						18,842
Cash purchase of Company’s own shares		(15,684)				(12,826,140)		(12,826,140)						(12,841,824)
Dividends paid						(1,624,295)		(1,624,295)						(1,624,295)
Comprehensive income:
Net income for the year						17,218,315		17,218,315			P.	17,218,315		17,218,315
Other comprehensive income:
Effect of translation of foreign entities										7,704,583		7,704,583		7,704,583
Unrealized gains on securities										3,927		3,927		3,927
Deferred taxes allocate to equity, net of effect of inflation										146,660		146,660		146,660

Comprehensive income											P.	25,073,485

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity—(Cont.)

Under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005

(Thousands of Constant Pesos with purchasing power as of December 31, 2005)

	Capital Stock		Retained earnings						Other accumulated comprehensive income (loss)		Comprehensive income		Total
			Legal reserve		Unappropriated		Total
Balances at December 31, 2004		34,315,122		451,745		53,462,608		53,914,353		(249,322)				87,980,153
Cash purchase of Company’s own shares		(9,686)				(6,539,350)		(6,539,350)						(6,549,036)
Dividends paid						(13,493,451)		(13,493,451)						(13,493,451)
Comprehensive income:
Net income for the year						31,618,162		31,618,162			P.	31,618,162		31,618,162
Other comprehensive income:
Effect of translation of foreign entities										(358,504)		(358,504)		(358,504)
Unrealized gains on securities										(347,768)		(347,768)		(347,768)
Current year valuation of swaps										(92,871)		(92,871)		(92,871)
Deferred taxes allocate to equity, net of effect of inflation										193,665		193,665		193,665

Comprehensive income											P.	31,012,684

Balances at December 31, 2005	P.	34,305,436	P.	451,745	P.	65,047,969	P.	65,499,714	P.	(854,800)			P.	98,950,350

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

21.-    Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the American market. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2004 and 2005 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2005 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary). These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
December 31, 2004
Current assets:
Cash and cash equivalents	P.	339	P.	7,852,031	P.	15,051,651	P.	(5,835,821)	P.	17,068,200
Marketable securities		—		—		2,676,286				2,676,286
Financial instruments						80,803				80,803
Accounts receivable, net		—		8,346,389		12,949,304				21,295,693
Related parties		36,291,536		2,250,890		25,784,884		(63,193,472)		1,133,838
Inventories, net		—		5,552,205		6,065,426				11,617,631
Other current assets		2,679		447,462		2,831,776				3,281,917
Plant property and equipment, net		—		18,762,660		68,978,399				87,741,059
Investments		84,704,807		23,724,066		18,949,405		(126,704,494)		673,784
Intangible assets, net		108,793		10,618,335		44,805,570				55,532,698
Total assets	P.	121,108,154	P.	77,554,038	P.	198,173,504	P.	(195,733,787)	P.	201,101,909
Liabilities:
Short-term debt	P.	464,985	P.	775,164	P.	4,331,909			P.	5,572,058
Current liabilities		2,178,683		20,833,257		67,653,193	P.	(39,850,389)		50,814,744
Long-term debt		39,950,641		3,651,027		14,332,728				57,934,396
Other non-current liabilities		77,619		34,018,969		1,712,129		(29,178,904)		6,629,813
Total liabilities		42,671,928		59,278,417		88,029,959		(69,029,293)		120,951,011

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
December 31, 2004
Total majority stockholders’ equity		78,436,226		18,275,621		108,428,873		(126,704,494)		78,436,226
Minority interest						1,714,672				1,714,672
Total stockholders’ equity under Mexican GAAP		78,436,226		18,275,621		110,143,545		(126,704,494)		80,150,898
Total liabilities and stockholders’ equity	P.	121,108,154	P.	77,554,038	P.	198,173,504	P.	(195,733,787)	P.	201,101,909

December 31, 2005
Current assets:
Cash and cash equivalents	P.	353	P.	587,398	P.	10,689,277	P.		P.	11,277,028
Marketable securities						1,504,979				1,504,979
Accounts receivable, net		3,868,866		6,924,760		20,047,717				30,841,343
Related parties		63,248,328		20,174,328		18,780,369		(101,214,704)		988,321
Inventories, net		—		4,983,489		10,859,776		(2,890,592)		12,952,673
Other current assets		—		156,849		2,445,563				2,602,412
Plant property and equipment, net		—		19,583,051		92,257,645				111,840,696
Investments		80,196,574		36,907,519		29,618,405		(146,236,740)		485,758
Intangible assets, net		171,777		9,701,013		47,628,070				57,500,860
Total assets	P.	147,485,898	P.	99,018,407	P.	233,831,801	P.	(250,342,036)	P.	229,994,070
Liabilities:
Short-term debt	P.	14,177,725		P.475,000	P.	2,354,716			P.	17,007,441
Current liabilities		3,292,762		49,115,528		103,927,988	P.	(84,138,439)		72,197,839
Long-term debt		45,179,255		2,508,000		3,842,340				51,529,595
Other non-current liabilities		197,702		17,787,232		2,689,797		(17,076,265)		3,598,466
Total liabilities		62,847,444		69,885,760		112,814,841		(101,214,704)		144,333,341
Total majority stockholders’ equity		84,638,454		29,132,647		119,994,685		(149,127,332)		84,638,454
Minority interest		—		—		1,022,275				1,022,275
Total stockholders’ equity under Mexican GAAP		84,638,454		29,132,647		121,016,960		(149,127,332)		85,660,729
Total liabilities and stockholders’ equity	P.	147,485,898	P.	99,018,407	P.	233,831,801	P.	(250,342,036)	P.	229,994,070

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Condensed consolidated statements of operations:

	Parent		Wholly- owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2003
Total revenues	P.	—	P.	57,026,675	P.	46,017,908	P.	(9,632,913)	P.	93,411,670
Total cost and expenses operating		93,775		45,736,460		37,701,180		(9,641,081)		73,890,334
Operating (loss) income		(93,775)		11,290,215		8,316,728		8,168		19,521,336
Interest income (expense), net		256,867		(5,902,180)		7,153,927		(3,022,497)		(1,513,883)
Exchange loss, net		15		(4,788,774)		3,238,817		3,022,497		1,472,555
Monetary effect, net		53,980		1,595,396		905,772				2,555,148
Other financing income (cost), net		—		—		(205,858)				(205,858)
Other (loss) income, net		(350)		(640,915)		(486,347)		(8,167)		(1,135,779)
Tax provision		98,391		(611,995)		4,345,529				3,831,925
Equity in results of affiliates		16,219,963		5,609,124		7,634,010		(29,603,948)		(140,851)
Net income	P.	16,338,309	P.	7,774,861	P.	22,211,521	P.	(29,603,948)	P.	16,720,743
Minority net (loss) income					P.	(382,434)			P.	(382,434)

	For the year ended December 31, 2004
Total revenues	P.	—	P.	73,180,402	P.	76,374,055	P.	(10,320,592)	P.	139,233,865
Total cost and expenses operating		132,294		57,198,783		67,990,607		(10,363,813)		114,957,871
Operating (loss) income		(132,294)		15,981,619		8,383,448		43,221		24,275,994
Interest income (expense), net		(1,765,727)		(5,098,430)		4,510,341				(2,353,816)
Exchange gain, net		(251,958)		455,376		2,322,309				2,525,727
Monetary effect, net		253,024		1,753,548		1,044,045				3,050,617
Other financing cost, net		—		—		(1,250,584)				(1,250,584)
Other loss, net		(22,985)		130,129		27,912		(43,221)		91,835
Tax provision		(332,645)		4,262,888		4,885,300				8,815,543
Equity in results of affiliates		18,650,506		4,013,979		12,877,481		(35,637,818)		(95,852)
Net income	P.	17,063,211	P.	12,973,333	P.	23,029,652	P.	(35,637,818)	P.	17,428,378
Minority interest net income (loss)					P.	(365,167)			P.	(365,167)

	For the year ended December 31, 2005
Total revenues	P.	—	P.	86,300,600	P.	130,925,030	P.	(35,072,431)	P.	182,153,199
Total cost and expenses operating		42,735		88,820,203		91,776,158		(32,181,839)		148,457,257
Operating (loss) income		(42,735)		(2,519,603)		39,148,872		(2,890,592)		33,695,942
Interest (expense) income, net		(46,570)		(3,137,071)		(728,807)				(3,912,448)
Exchange (loss) gain, net		1,619,041		(134,473)		1,455,008				2,939,576
Monetary effect, net		(121,492)		1,119,517		2,089,907				3,087,932
Other financing cost, net				—		(3,309,100)				(3,309,100)
Other (loss) income, net		(526,350)		287,271		(169,411)				(408,490)
Tax provision		(9,494,053)		(2,013,888)		11,849,440				341,499
Equity in results of affiliates		21,265,058		16,310,024		13,897,188		(51,514,635)		(42,365)
Net income	P.	31,641,005	P.	13,939,553	P.	40,534,217	P.	(54,405,227)	P.	31,709,548
Minority net income (loss)					P.	(68,543)			P.	(68,543)

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Condensed consolidated statements of changes in financial position:

	Parent		Wholly- owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2003
Operating activities:
Net income	P.	16,338,309	P.	7,774,861	P.	22,211,521	P.	(29,603,948)	P.	16,720,743
Non-cash items		(15,837,529)		(2,190,499)		3,964,055		29,603,948		15,539,975
Changes in operating assets and liabilities:		78,522		(3,057,000)		3,057,254				78,776
Resources (used in) provided by operating activities		579,302		2,527,362		29,232,830				32,339,494
Financing activities:
Bank loans, net		927,090		972,114		(511,846)				1,387,358
Dividends paid		(862,928)		(3,848,021)		—		3,848,021		(862,928)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(1,060,266)		—		—				(1,060,266)
Resources (used in) provided by financing activities		(996,104)		(2,875,907)		(511,846)		3,848,021		(535,836)
Investing activities:
Investment in telephone plant		—		2,530,376		(26,833,625)				(24,303,249)
Investment in subsidiaries and affiliated companies		480,253		(2,197,003)		7,850,517		(3,848,021)		2,285,746
Investment in trademarks						(1,965,088)				(1,965,088)
Marketable securities		—		—
Investment in licenses		—		—		(8,066,521)				(8,066,521)
Resources provided by (used in) investing activities		480,253		333,373		(29,014,717)		(3,848,021)		(32,049,112)
Net increase (decrease) in cash and cash equivalents		63,451		(15,172)		(293,733)				(245,454)
Cash and cash equivalents at beginning of the Period		2,050		1,476,975		8,860,907				10,339,932
Cash and cash equivalents at end of the period	P.	65,501	P.	1,461,803	P.	8,567,174			P.	10,094,478

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2004
Operating activities:
Net income	P.	17,063,211	P.	12,973,333	P.	23,029,652	P.	(35,637,818)	P.	17,428,378
Non-cash items		(18,650,506)		3,815,131		1,277,561		35,637,818		22,080,004
Changes in operating assets and liabilities:		(24,390,850)		(10,385,240)		40,217,335		(5,835,821)		(394,576)
Resources (used in) provided by operating activities		(25,978,145)		6,403,224		64,524,548		(5,835,821)		39,113,806
Financing activities:
Bank loans, net		28,186,214		1,151,321		(19,430,606)				9,906,929
Dividends paid		(1,624,295)		(4,956,454)		—		4,956,454		(1,624,295)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,841,825)		(1,514,385)		—		1,514,385		(12,841,825)
Resources provided by (used in) financing activities		13,720,094		(5,319,518)		(19,430,606)		6,470,839		(4,559,191)
Investing activities:
Investment in telephone plant		—		232,721		(22,168,504)				(21,935,783)
Investment in subsidiaries and Affiliated companies		12,192,889		5,073,801		(14,051,921)		(6,470,839)		(3,256,070)
Marketable securities		—		—		(1,829,768)				(1,829,768)
Investments in trademarks		—		—
Investment in licenses		—		—		(559,272)				(559,272)
Resources provided by (used in) investing activities		12,192,889		5,306,522		(38,609,465)		(6,470,839)		(27,580,893)
Net increase decrease in cash and cash equivalents		(65,162)		6,390,228		6,484,477		(5,835,821)		6,973,722
Cash and cash equivalents at beginning of the period		65,501		1,461,803		8,567,174				10,094,478
Cash and cash equivalents at end of the period	P.	339	P.	7,852,031	P.	15,051,651		(5,835,821)	P.	17,068,200

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2005
Operating activities:
Net income	31,641,005	13,939,553	40,534,217	(54,405,227)	31,709,548
Non-cash items	(20,931,621)	(15,167,884)	2,955,519	51,514,635	18,370,649
Changes in operating assets and liabilities:	(42,223,516)	(185,177)	44,139,655	8,726,413	10,457,375
Resources provided by operating activities	(31,514,132)	(1,413,508)	87,629,391	5,835,821	60,537,572
Financing activities:
Bank loans, net	31,179,633	(1,443,191)	(24,705,860)		5,030,582
Dividends paid	(13,493,451)	(4,400,025)	—	4,400,025	(13,493,451)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares	(6,549,036)	2,092,669	—	(2,092,669)	(6,549,036)
Resources provided by financing activities	11,137,146	(3,750,547)	(24,705,860)	2,307,356	(15,011,905)
Investing activities:
Investment in telephone plant	—	(5,170,643)	(41,713,699)		(46,884,342)
Investment in subsidiaries and affiliated companies	20,377,000	3,126,572	(23,785,220)	(2,307,356)	(2,589,004)
Marketable securities
Investments in trademarks			(100,813)		(100,813)
Investment in licenses	—	(56,507)	(1,686,173)		(1,742,680)
Resources used in investing activities	20,377,000	(2,100,578)	(67,285,905)	(2,307,356)	(51,316,839)
Net increase (decrease) in cash and cash equivalents	14	(7,264,633)	(4,362,374)	5,835,821	(5,791,172)
Cash and cash equivalents at beginning of the period	339	7,852,031	15,051,651	(5,835,821)	17,068,200
Cash and cash equivalents at end of the period	353	587,398	10,689,277		11,277,028

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of Constant Mexican Pesos

as of December 31, 2005, except when indicated otherwise)

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 20, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10),

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 20, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2003		2004		2005
Net income as reported under Mexican GAAP	P.	7,774,861	P.	12,973,333	P.	13,823,677
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		(162,990)		(146,375)		(128,570)
Accrued vacation pay		232,547
Deferred income tax and employee profit Sharing adjustments		625,356		433,363		1,175,919
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		2,218		(9,442)		(289,480)
EITF 00-21				(162,387)		(114,071)
Effects of inflation accounting on U.S. GAAP Adjustments		131,264		176,507		64,554
Effects of U.S. GAAP adjustments on subsidiaries, net		(953,886)		(1,301,380)		(71,547)

Total U.S. GAAP adjustments, net		(125,491)		(1,009,714)		636,805

Net income under U.S. GAAP	P.	7,649,370	P.	11,963,619	P.	14,460,482

	December 31,
	2004		2005
Total stockholders’ equity under Mexican GAAP	P.	18,275,622	P.	29,016,772
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net		663,412		535,594
Deferred income tax and employee profit sharing adjustments		(1,644,161)		(553,880)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		916,318		1,305,471
EITF 00-21		(162,387)		(271,225)
Effect of U.S. GAAP adjustments on subsidiaries, net		7,443		377,235

Total U.S. GAAP adjustments, net		(219,375)		1,393,195

Total stockholders’ equity under U.S. GAAP	P.	18,056,247	P.	30,409,967