Form 20-F
period 2006-12-31
AMERICA MOVIL SAB DE CV/
filed 2007-07-02
CIK 1129137

As filed with the Securities and Exchange Commission on July 2, 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2006

Commission file number for securities registered pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:

American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange

L Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 20 A Shares, without par value

A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2006:

10,859 million	AA Shares
571 million	A Shares
23,872 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐No

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

PART I

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006. Our financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican FRS, in our financial statements and the selected financial information set forth below:

•

nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor); plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2006.

The effect of inflation accounting under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 21 to our audited consolidated financial statements.

On July 19, 2005, we effected a three-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel”, our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo”, with us. As a result of the merger, we assumed approximately Ps. 14,426 million in liabilities (principally indebtedness, Ps. 13,895 million) and acquired Ps. 945 million in assets (principally cash, Ps. 815 million) based on Amtel’s unaudited financial statements as of October 31, 2006. See “Merger with Amtel” under Item 4.

In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the assets, liabilities and results of operations of Amtel and its subsidiary for all periods presented. See Note 3 to our audited consolidated financial statements.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 10.8810 to U.S.$1.00, which was the rate reported by Banco de México for December 29, 2006.

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, a public registered firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006	2006
			(As adjusted)(1)
	(millions of constant pesos as of December 31, 2006)(2)					(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.67,569	Ps.97,195	Ps.144,873	Ps.189,530	Ps.234,222	U.S.$	21,526
Operating costs and expenses	52,722	76,707	119,378	154,142	175,063		16,089
Depreciation and amortization	9,734	15,695	19,992	22,125	27,132		2,493
Operating income	14,847	20,488	25,495	35,388	59,158		5,437
Comprehensive financing cost (income)	1,335	(2,098)	(2,080)	2,690	27		2
Net income (loss)	5,411	16,911	17,923	31,858	42,816		3,935
Net income (loss) per share:
Basic(3)	0.14	0.44	0.49	0.89	1.21		0.11
Diluted(3)	0.14	0.44	0.49	0.89	1.21		0.11
Dividends declared per share(4)	0.015	0.020	0.040	0.37	0.063		0.006
Dividends paid per share(5)	0.011	0.015	0.029	0.239	0.063		0.006
Weighted average number of shares outstanding (millions)(6):
Basic	39,307	38,421	36,848	35,766	35,459
Diluted	39,307	38,427	36,860	35,766	35,459
U.S. GAAP
Operating revenues(7)	Ps.62,992	Ps.92,525	Ps.136,217	Ps.176,787	Ps.223,141	U.S.$	20,507
Operating costs and expenses	47,771	71,385	112,028	144,014	165,947		15,251
Depreciation and amortization	9,203	15,356	19,622	24,132	29,190		2,683
Operating income	15,221	21,140	24,189	32,773	57,194		5,256
Comprehensive financing cost (income)	984	(1,927)	(2,570)	135	1,045		96
Net income (loss)	6,829	16,761	18,084	31,834	39,170		3,600
Net income (loss) per share:
Basic(3)	0.18	0.44	0.49	0.89	1.10		0.10
Diluted(3)	0.18	0.44	0.49	0.89	1.10		0.10

(see footnotes on following page)

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006	2006
	(As adjusted)(1)
	(millions of constant pesos as of December 31, 2006)(2)					(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps. 71,246	Ps. 80,484	Ps. 91,295	Ps.116,370	Ps.137,918	U.S.$	12,675
Total assets	133,104	170,018	209,393	240,165	320,699		29,473
Short-term debt and current portion of long-term debt	15,200	15,220	12,364	21,374	25,266		2,322
Long-term debt	45,338	52,187	73,967	65,876	85,819		7,887
Total stockholders’ equity(8)	52,449	67,236	63,419	75,093	109,635		10,076
Capital stock	35,381	35,330	35,258	35,243	35,234		3,238
Number of outstanding shares (millions)(6)(9)
AA Shares	10,941	10,941	10,941	10,915	10,859
A Shares	873	837	795	761	571
L Shares	26,840	26,227	24,263	23,967	23,872
U.S. GAAP
Property, plant & equipment, net	Ps. 72,538	Ps. 86,962	Ps.102,263	Ps.131,924	Ps.150,794	U.S.$	13,859
Total assets	136,574	179,745	223,956	258,775	336,929		30,965
Short-term debt and current portion of long-term debt	15,200	15,220	12,364	21,374	25,266		2,322
Long-term debt	45,338	52,187	73,967	65,876	85,819		7,887
Minority interest	1,385	5,766	1,783	1,063	659		61
Total stockholders’ equity	51,591	69,444	71,565	88,921	120,394		11,065
Capital stock	35,825	35,775	35,704	35,688	35,679		3,279
Subscriber Data:
Number of subscribers (in thousands)	31,600	43,725	61,107	93,329	124,776
Subscriber growth	18.8%	38.4%	39.8%	52.7%	33.7%

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the assets, liabilities and results of operations of Amtel and its subsidiary for all periods presented. See Note 3 to our audited consolidated financial statements.
(2)	Except per share, share capital and subscriber data.
(3)	We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(5)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All share figures have been adjusted retroactively to reflect a reduction in L Shares as a result of our merger with Amtel. See Notes 3 and 18 to our audited consolidated financial statements.
(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer”, which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 21 to our audited consolidated financial statements.
(8)	Includes minority interest.
(9)	As of year-end.

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

Period	High	Low	Average(1)	Period End
2002	10.4250	9.0020	9.7458	10.4250
2003	11.4063	10.1130	10.8463	11.2420
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275
2006	11.4600	10.4315	10.9023	10.7995
December	10.9860	10.7675
2007
January	11.0920	10.7650
February	11.1575	10.9170
March	11.1846	11.0130
April	11.0305	10.9240
May	10.9308	10.7380

(1)	Average of month-end rates.

On June 29, 2007, the noon buying rate was Ps. 10.7901 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or “ADSs”, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V., or the “Mexican Stock Exchange”) and, as a result, can also affect the market price of the ADSs.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC”, on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

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

RISK FACTORS

Risks Relating to Our Businesses

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition from other wireless providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging, trunking and Internet companies because of the trend towards convergence of telecommunication services.

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica Móviles, which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor through recent acquisitions.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets, including Mexico and Brazil, and may be introduced in other markets in the near future.

In June 2007, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) published the rules for the portability of fixed-line and mobile telephone numbers in Mexico. One of Cofetel’s objectives for introducing telephone number portability is to increase competition among operators. Cofetel expects that the rules and regulations will be fully implemented by the first quarter of 2008.

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

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, the business of Radiomóvil Dipsa, S.A. de C.V., or “Telcel”, is subject to extensive government regulation, principally by Cofetel, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) and the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

During 2006, for example, Cofetel extended the “calling party pays” system in Mexico to national and international long-distance calls and issued new resolutions regarding the framework for interconnection fees applicable under the local “calling party pays” system. Local fixed-line telephone companies have requested that Cofetel approve a reduction of the “calling party pays” interconnection fees for calls originating from their networks. If Cofetel approves such a reduction, we may be forced to further reduce our interconnection fees. See “Mexican Operations—Interconnection” and “—Regulation” under Item 4.

In April 2006, the Mexican Congress approved an amendment to the Federal Antitrust Law (Ley Federal de Competencia Económica, or “Federal Antitrust Law”), which, among other things, strengthens Cofeco’s authority, including the ability of Cofeco to issue opinions that are binding on other governmental entities. As a result of this amendment, it is likely that Cofeco will take a more active role in enforcing the Federal Antitrust Law. A stricter or different interpretation and enforcement of the Federal Antitrust Law could affect our operations and markets.

Many Latin American countries have recently deregulated and privatized the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, in 2005, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “ANATEL”) defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. ANATEL has not published the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2008. It is uncertain how ANATEL will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. However, given the size of our operations in Brazil, it is likely that we would be deemed to belong to an economic group with significant market power. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Cofetel is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power in a specific market. While no determination has been made with respect to whether the wireless market in Mexico is a specific market for purposes of dominant carrier regulations or whether Telcel has substantial market power in any such market, we cannot provide any assurances that the regulatory authorities will not make such a determination with respect to the wireless market or Telcel. We cannot predict whether Cofeco or Cofetel will issue resolutions or regulations that would apply specifically to dominant carriers in the wireless market. We believe that if dominant carrier regulations are imposed on our business in the future, they will reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM and UMTS services. In order to utilize less spectrum for GSM services, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction. We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but were subsequently prohibited from acquiring this additional spectrum based on restrictions imposed by Cofeco. We cannot assure that we will be allowed to participate in any new auctions for additional spectrum capacity in Mexico.

Participation in spectrum auctions requires prior governmental authorization (including prior approval from Cofeco).

Our concessions and licenses are subject to the imposition of fines or termination

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be the revocation of, or our inability to renew, our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure that our international businesses will be able to comply fully with the terms of their concessions or licenses or that fines imposed on us could not materially affect our business.

In Mexico, the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones, or the “Telecommunications Law”) and Telcel’s concessions include various provisions under which the concessions may be terminated by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”) before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Telecommunications Law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. Furthermore, in connection with the renewal of a concession, the SCT may impose additional conditions. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations.

We continue to look for investment opportunities, and any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunication companies primarily in Latin America and the Caribbean, including in markets where we are already present, and we often have several possible acquisitions under consideration. For example, we may pursue further market consolidation opportunities in Argentina and Brazil depending on their terms and conditions. Any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them. In addition, we may incur in significant costs and expenses as we integrate these companies in our systems, controls and networks.

We may be unsuccessful in addressing the challenges and risks presented by our investments in countries outside Mexico

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.0% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 34.6% of our total wireless subscribers as of December 31, 2006 and 46.6% of our consolidated revenues during 2006. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE S.A., or “BSE”, and BCP S.A., or “BCP”, increased its share of our total wireless subscribers from 16.3% as of December 31, 2002 to 19.1% as of December 31, 2006, and it accounted for 16.9% of our consolidated revenues during 2006. These investments outside Mexico may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries (including Telcel) are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices and has been informed of pending administrative investigations regarding antitrust practices in the interconnection services market. We cannot predict how these proceedings or administrative investigations will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted or require us to divest of assets. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in “Legal Proceedings” under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines;

•	power surges or outages;

•	limitations on the use of our radiobases;

•	software defects;

•	natural disasters; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn”, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for both twelve-month periods ended December 31, 2006 and 2005 was 2.8%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Nokia, Sony-Ericsson, Motorola, LG and Samsung, to provide us with handsets and network equipment, which we need to operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and marketable securities. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access

(TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we have since launched GSM services in many of our markets. Also, Telcel and our international businesses expect to migrate to the UMTS third generation technology during the following years. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content services we receive from content distributors, such as ring tones, text games, video games, wallpapers or screensavers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers, content distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

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

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his son and chairman of our board of directors, Patrick Slim Domit, may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. The Slim Family may be able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that the Slim Family will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A.B. de C.V., or “Telmex,” and certain of its subsidiaries and with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with affiliated companies, sell our investments to related parties and buy investments from related parties. We may pursue joint investments in the telecommunications industry with Telmex. For more information about our transactions with affiliates see “Related Party Transactions” under Item 7.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our board of directors. If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

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

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under our bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Chile, Peru and Mexico, recently held elections. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2006, Mexico’s gross domestic product, or “GDP,” grew by 4.7% in real terms. In 2005, GDP grew by 3.0%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor) as published by the Banco de México, was 4.05% for 2006.

On July 2, 2006, federal presidential and congressional elections were held in Mexico in which Felipe de Jesús Calderón Hinojosa, candidate of the Partido Acción Nacional, was elected president. Mr. Calderón Hinojosa’s six-year term in office started in December 2006. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Brazil has also experienced slow economic growth over the past several years. Brazil’s GDP grew by an estimated 3.1% in real terms in 2006, compared to a growth rate of 2.1% in 2005. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 7.6% in 2004, 5.7% in 2005 and an estimated 3.4% in 2006. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Our business may be affected by recent political developments in certain Latin American countries. In Ecuador, the newly-elected government announced plans to possibly nationalize various industries. We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2006, 2005 and 2004, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,237 million, Ps. 2,281 million and Ps. 2,273 million, respectively. In prior years, however, we have reported foreign exchange losses. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future. Also, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reals into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

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

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government a semi-annual fee (aprovechamiento) ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay semi-annual fees. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against an increase of Ps. 2,071.8 million in the up-front consideration payable for the concession (from Ps. 112.2 million to Ps. 2,184.0 million). The SCT approved the necessary adjustments to the concession in April 2006. In paying this increase in consideration, Telcel made a cash payment of Ps.145.5 million and was able to credit Ps. 1,926.3 million of previously paid semi-annual fees (aprovechamientos).

Pursuant to amendments to the Federal Contributions Law (Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees

(derechos) would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of semi-annual fees based on gross revenues (aprovechamientos). Currently, we are not required to pay annual fees (derechos) in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay annual fees (derechos) in respect of the right to use additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. Telcel has challenged our obligation to pay such annual fees (derechos) as we believe it is contrary to the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and certain provisions of the Telecommunications Law. Telcel obtained a preliminary injunction against the payment of these fees. The authorities appealed the injunction before the corresponding court, which referred this matter to the Mexican Supreme Court (Suprema Corte de Justicia de la Nación, or the “Mexican Supreme Court”) for final resolution. We expect the Mexican Supreme Court to resolve this matter shortly. Based on the current terms of the law, the fees applicable to the 10 megahertz acquired during 2005 amount to approximately Ps. 255 million (subject to adjustment for inflation as provided by the applicable law) annually for 20 years for all 9 regions.

The application of this annual fee (derecho) to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our concessions until 2010.

Item 4.	Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2006, we had 124.8 million subscribers in fifteen countries, compared to 93.3 million at year-end 2005. On an equity basis (representing our economic interest in our subsidiaries’ subscribers), we had 124.4 million subscribers as of December 31, 2006. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 2.8 million fixed lines in Guatemala, Nicaragua, El Salvador and the Dominican Republic as of December 31, 2006, making us the largest fixed-line operator in Central America based on the number of subscribers. We operate GSM networks in all of our principal markets in Latin America, except in Puerto Rico.

Our principal operations are:

•

Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide mobile telecommunications service in all nine regions in Mexico. As of December 31, 2006, Telcel had 43.2 million subscribers. Telcel is the largest provider of mobile telecommunications services in Mexico.

•

Brazil. With approximately 23.9 million subscribers as of December 31, 2006, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, BCP and Americel S.A., or “Americel”, under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of December 31, 2006, we had 13.2 million subscribers in the Southern Cone region. In Argentina, Paraguay and Uruguay we operate under the “CTI Móvil” brand. In Chile, we operate under the “Claro” brand.

•	Colombia. We provide wireless services in Colombia under the “Comcel” brand. As of December 31, 2006, we had 19.5 million wireless subscribers and were the largest wireless provider in Colombia.

•

Andean Region. We provide wireless services in Peru and Ecuador. As of December 31, 2006, we had 9.0 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua. We also provide wireless services in Honduras. In September 2006, our Central American subsidiaries began offering wireless services under the “Claro” brand. As of December 31, 2006, our subsidiaries had 5.9 million wireless subscribers and over 2.1 million fixed-line subscribers in Central America.

•

United States. Our U.S. subsidiary, TracFone Wireless Inc., is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 7.9 million subscribers as of December 31, 2006.

•

Caribbean. On December 1, 2006, we consummated our acquisition of Compañía Dominicana de Teléfonos, C. por A., or “Codetel”. Codetel is the largest telecommunications service provider in the Dominican Republic with over 2.1 million wireless subscribers and 734,000 fixed-line subscribers and 84,500 broadband subscribers as of December 31, 2006. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. On March 30, 2007, we consummated our acquisition of Telecomunicaciones de Puerto Rico, Inc., or “TELPRI”. TELPRI is the largest telecommunications service provider in Puerto Rico with over 1.02 million fixed-line subscribers and 554,000 wireless subscribers as of December 31, 2006. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 1, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Our Markets

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. We have deployed or upgraded GSM networks in all of our principal markets, except in Puerto Rico. We are also currently analyzing the infrastructure and systems of our recent acquisitions in the Dominican Republic and Puerto Rico for the purpose of deploying GSM networks in those markets. In 2006, we invested Ps. 33,684 million (nominal amounts) in our networks in capital expenditures. We have recently begun providing in our markets many of the voice and data services supported by GSM technology, such as SMS, CSD, high-speed CSD, GPRS and EDGE. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2006. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which the person who initiates the call is billed for that call. During 2006, our Mexican operations represented 46.6% of our operating revenues and our Brazilian operations represented 16.9% of our operating revenues.

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

History

We were established in September 2000 in a spin-off from Telmex, a leading provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under Mexican corporate law called escisión. The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the SCT granted Publicidad Turística, S.A. a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística, S.A. changed its name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark “Telcel.”

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

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 8 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2006, approximately 65.38% of our wireless subscribers were located outside Mexico.

On December 2006, we changed our corporate form from a sociedad anónima de capital variable (variable stock corporation) to a sociedad anónima bursátil de capital variable (publicly listed variable stock corporation).

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments” under this Item 4.

Merger with Amtel

On December 13, 2006, our shareholders approved the merger of Amtel, our then controlling shareholder, and its subsidiary Corporativo, with us by offering 4.07128 América Móvil shares for each Amtel share. As of October 31, 2006, Amtel held 14,630 million of our shares, representing 40.74% of our outstanding capital stock (consisting of 7,587,453,264 AA Shares and 7,042,546,736 L Shares). The merger was registered in the Public Registry of Commerce of Mexico City on January 8, 2007.

As of October 31, 2006, Amtel’s only significant asset, other than cash and cash equivalents, was our capital stock. In connection with the merger, we assumed Amtel’s net indebtedness. As of October 31, 2006, Amtel had approximately Ps. 14,426 million in liabilities (principally indebtedness, Ps. 13,895 million) and Ps. 945 million in assets (principally cash, Ps. 815 million).

The merger resulted in the elimination of the management fee that we previously paid to Amtel. The merger also increased by approximately Ps. 11,628 million the amount we may use under applicable Mexican tax rules (cuenta de utilidad fiscal neta, or “CUFIN”) to repurchase shares or pay dividends without incurring additional taxes.

In connection with the merger, Amtel’s shareholders received AA and L Shares of our capital stock proportionally, based on the shares transferred pursuant to the merger or as otherwise requested by them if and as allowed by our bylaws. The merger also resulted in a reduction in our share capital of approximately 603 million L Shares, in respect of the net indebtedness that we assumed as part of the merger.

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
CTI Holdings, S.A.	Argentina	100.0	Holding company
CTI PCS, S.A.	Argentina	100.0	Wireless
CTI Compañía de Teléfonos del Interior, S.A.	Argentina	100.0	Wireless
Telecom Americas Ltd.	Bermuda	100.0	Holding company
Americel S.A.	Brazil	99.3	Wireless
BCP S.A.	Brazil	99.9	Wireless
Claro Chile S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (COMCEL)	Colombia	99.4	Wireless

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL)	Ecuador	100.0%	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE)	El Salvador	95.8	Fixed-line
CTE Telecom Personal, S.A. de C.V.	El Salvador	95.8	Wireless
TracFone Wireless, Inc.	Florida	98.2	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.2	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.2	Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)(2)	Nicaragua	99.3	Fixed-line/Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
Telecomunicaciones de Puerto Rico, Inc. (TELPRI)	Puerto Rico	100.0	Fixed-line/Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AMX Tenedora, S.A de C.V.	Mexico	100.0	Holding company
Compañía Dominicana de Teléfonos, C. por A. (CODETEL)	Dominican Republic	100.0	Fixed-line/Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua) merged into ENITEL in July 2006.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2006, Telcel’s cellular network covered more than 63% of the geographical area of Mexico, including all major cities, and 90% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz and 1900 megahertz radio spectrums. As of December 31, 2006, Telcel had approximately 43 million cellular subscribers and, according to Cofetel, as of December 2006, an approximately 77.2% share of the Mexican wireless market. Approximately 87.8% of Telcel’s cellular subscribers as of December 31, 2006 were prepaid customers.

In 2006, Telcel had revenues of Ps. 109,200 million (U.S.$10,036 million), representing 46.6% of our consolidated revenues for such period. As of December 31, 2006, Telcel accounted for approximately 34.6% of our total wireless subscribers, as compared to 38.5% at December 31, 2005.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2002		2003		2004		2005		2006
	(peso amounts in constant Mexican pesos as of December 31, 2006)
Operating revenues (millions)	Ps.	47,963	Ps.	59,337	Ps.	76,144	Ps.	93,214	Ps.	109,200
Average monthly revenues per subscriber during preceding 12 months(1)	Ps.	187	Ps.	200	Ps.	208	Ps.	200	Ps.	189
Operating income (millions)(2)	Ps.	13,900	Ps.	20,013	Ps.	27,457	Ps.	35,807	Ps.	48,326
Cellular lines in service (thousands)		20,067		23,444		28,851		35,914		43,190
Subscriber growth during preceding 12 months		18.3%		16.8%		23.1%		24.5%		20.3%
Company penetration(3)		19.7%		22.1%		27.3%		34.8%		41.4%
Average monthly minutes of use per subscriber during preceding 12 months		67		81		99		103		113
Churn rate(4)		3.5		3.9		3.0		3.1		3.2
Employees		7,943		8,624		9,354		11,129		12,370

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	See Note 20 to our audited consolidated financial statements.
(3)	Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.
(4)	Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

The business of Telcel is subject to comprehensive regulation and oversight by the SCT, Cofetel, Cofeco and Profeco. The SCT is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the SCT. Cofeco and Profeco are independent agencies of the Ministry of Economy (Secretaría de Economía). Regulation and oversight are governed by the General Communications Law (Ley de Vías Generales de Comunicación, or the “General Communications Law”), the Telecommunications Law, the telecommunications regulations adopted under both the General Communications Law and the Telecommunications Law, the Federal Antitrust Law, the Federal Customer Protection Law (Ley Federal de Protección al Consumidor) and the concessions and license agreements granted by the SCT. See “—Regulation.”

Services and Products

Voice services

Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Telcel’s postpaid plans include the following charges:

•	monthly charges, which usually include a number of minutes of use and short text messages that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes or short text messages included in the monthly charge; and

•	additional charges, including charges for data services, voicemail and general information.

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers customized services to its corporate clients. Postpaid customers may terminate plans at any time, except customers that receive a handset as part of subscribing to a plan, which must remain with the plan for at least between one year and 18 months, depending on the cost of the handset.

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

Basic rates for prepaid plans have remained unchanged since 2002. However, Telcel offers effective price-per-minute seasonal discounts and effective discounts under certain “friends and family” programs. Beginning in 2006, Telcel offers a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls. Telcel’s prepaid subscribers may choose to be billed per minute (rounding each call to the next full minute), per second (paying a fixed rate for the first minute and another fixed rate for additional seconds), and beginning on April 2007, per call (consisting of a fixed rate for any call lasting up to 20 minutes).

National long distance rates for prepaid plans decreased in August 2006 from Ps. 2.61 per minute to Ps. 2.25 per minute and are expected to continue to decrease.

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

Mexico uses the “calling party pays” system for cellular calls within a local area, under which subscribers only pay for outgoing calls. This replaced the “mobile party pays” system, under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their mobile telephone number to do so.

In April 2006, Cofetel extended the “calling party pays” system to national and international long-distance calls. Under the new regulations, long-distance calls received by mobile subscribers are paid for by the calling parties, and mobile operators do not charge airtime fees to customers receiving calls, except for roaming and certain long-distance fees applicable when subscribers receive calls outside their local areas. Pursuant to the regulations, long-distance operators and mobile operators had to negotiate interconnection agreements to establish the terms and conditions for the implementation of the new system, including applicable interconnection fees, prior to October 2006. Effective November 4, 2006, Telmex and certain long-distance operators, on the one hand, and all mobile operators in Mexico, on the other hand, reached an agreement establishing the conditions under which the system would operate until December 31, 2006. On December 15, 2006, Telmex and certain long-distance operators (including other long-distance operators, such as Alestra and Maxcom) and all mobile operators in Mexico reached a new agreement establishing the conditions under which the system would operate until 2010. Telcel’s customers can receive calls from long-distance operators that did not subscribe the agreement or from customers of other operators that did not subscribe to the agreement, but will be charged airtime fees.

Data services

Short Message Services (SMS)

In January 2002, Telcel began to offer two-way SMS to its customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other mobile operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003. Since December 2004, postpaid and prepaid customers may send and receive short messages to and from users of networks in the United States and more recently to and from 34 other countries. In 2007, Telcel began to offer to its customers the ability to send and receive short messages to and from users of Nextel México, the largest trunking carrier in Mexico.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003. Beginning in 2007, Telcel customers can also send and receive multimedia messages to and from users of networks of other Mexican carriers.

Premium SMS, Premium MMS and Content Community

In April 2002, Telcel became the first Mexican operator to offer premium information services through its SMS capabilities, including weather reports, financial quotes and entertainment news. Other content services include personalized ring tones, text and video games, wallpapers, screensavers, themes, video clips and interactive forums.

Starting in June 2006, Telcel was the first Mexican operator to offer to its postpaid customers premium information services through its MMS capabilities, including news and weather reports, horoscopes and soccer score alerts and match results.

To further enhance its content offerings with well-known brands, Telcel has built a “Content Community” through agreements and special alliances with nationally and internationally renowned entertainment companies. These agreements and special alliances allow Telcel to offer premium content services, through the Ideas Telcel portal.

Ideas Telcel

Through the Ideas Telcel portal, Telcel offers its customers mobile entertainment services, including SMS, MMS, e-mail, news and personalized downloads, such as ringtones and screensavers.

In May 2006, Telcel launched TV content services which allow certain customers to access news, cartoon, documentary and sports channels through their handsets. Telcel provides these services through an agreement with a content distributor. Telcel’s TV content services are available for EDGE users with compatible handsets.

Internet

Wireless application protocol, or “WAP”, is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP including e-mail, data and information services and electronic commerce transactions. WAP allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network enabling users to scroll through different pages of information of third parties on the Internet.

Telcel launched its WAP gateway in September 2000, enabling its prepaid and postpaid users in those regions to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Data transmission

Telcel offers the following data transmission services through its GSM network: circuit switch data (CSD), high speed circuit switch data (HSCSD), packet switch data through general packet radio services (GPRS) and enhanced data rates for GSM evolution (EDGE).

CSD is a system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. HSCSD offers the same service as CSD but with increased speed and data capacity.

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

EDGE is a standardized set of improvements to the GSM radio interface. EDGE and GPRS traffic can function on any GPRS network, provided the carrier implements certain upgrades, which include certain modifications, installations and upgrades to base stations. The implementation of EDGE effectively triples the rate of gross data transmission offered by GPRS.

Because GPRS and EDGE transmit information through data channels rather than voice channels, they facilitate faster connections than previous technologies, such as CSD and HSCSD. No dial-up modem connection is necessary. The speed of GPRS and EDGE is an important feature for time critical applications, and Telcel’s GPRS and EDGE services are able to accommodate corporate applications such as:

•

Transmission of Still Images—Still images such as photographs, pictures, postcards, greeting cards and presentations and static web pages can be sent and received over the mobile network as they are across fixed telephone networks. GPRS and EDGE permit users to post images from a digital camera connected to a GPRS or EDGE radio device directly to an Internet site, allowing near real-time desktop publishing.

•

Transmission of Moving Images—The capacity of GPRS and EDGE to facilitate transmission of moving images has market applications such as monitoring parking lots or building sites for intruders and sending images of patients from ambulances to hospitals.

•	Web Browsing—GPRS and EDGE permit more rapid web browsing and enhanced access to web images.

•	Document Sharing—GPRS and EDGE facilitate document sharing and remote collaboration, permitting people in different locations to work on the same document at the same time.

•

Job Dispatch—GPRS and EDGE can be used to communicate assignments from office-based staff to mobile field staff. These job dispatch applications can then be combined with vehicle positioning applications to allow the nearest available suitable personnel to be deployed to serve a customer.

•

Push E-mail and Remote LAN Access—GPRS and EDGE facilitate the extension of push e-mail systems beyond an employee’s office PC. Remote LAN applications provide an employee with remote access to desk-top applications, such as intranet, push e-mail and database applications.

•	Internet E-mail—Internet e-mail users can receive SMS message notifications on their mobile phones of incoming e-mail at their e-mail server.

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

Push-to-Talk Services

In 2004, Telcel began to offer push-to-talk services (two-way half duplex voice service) over its GSM network. Postpaid customers may use “push-to-talk over cellular”, or “POC”, to communicate with other Telcel customers that subscribe to this service across Mexico at no cost in addition to the fixed monthly charge. POC is geared mainly towards potential customers in the business environments.

Oficina Móvil Telcel

Oficina Móvil allows Telcel customers to access e-mail and personal information management tools, such as calendars and address books, through their handsets. Through strategic alliances with renowned companies such as BlackBerry and Windows Mobile, Telcel customers can manage multiple e-mail accounts and review and edit e-mail attachments. Telcel also offers data coverage in Mexico and other countries where we have roaming agreements.

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its prepaid service offering, Telcel provides new customers with an “Amigo Kit,” which includes airtime, a handset, a charger and other accessories at a discounted price. For prepaid customers that own GSM handsets, Telcel also offers an “Amigo Chip,” which includes airtime and the chip for the handset. New postpaid customers also receive a handset, a charger and other accessories complimentary or at a discounted price, if they enter into a long-term contract with Telcel.

Most of the handsets that Telcel currently offers are GSM dual-band, which can switch between the 800 and 1900 megahertz radio spectrums. In addition, Telcel offers tri-band and four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog handsets.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers that originate with another service provider in the same local area within Mexico (mobile or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel’s network is used in connection with the call. Telcel must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers (mobile and fixed) in the same local area within Mexico. See “—Regulation—Interconnection” under this Item 4.

Telcel has interconnection agreements with other service providers, including Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. We apply the interconnection fees for local calls mandated by Cofetel in a September 2006 ruling to operators that have not become parties to an interconnection agreement with Telcel. See “—Regulation—Interconnection” under this Item 4.

In addition, under the new national and international “calling party pays” system, Telcel earns revenues from any national and international long distance calls made to any of its subscribers that originate from another service provider.

On December 15, 2006, Telcel reached an agreement with Telmex and certain long-distance-operators, on the one hand, and all mobile operators in Mexico, on the other hand, establishing the conditions under which the system would operate until 2010. Telcel’s customers can receive calls carried by long-distance operators that did not subscribe to the agreement or from customers of other operators that did not subscribe to the agreement, but will be charged airtime fees. See “—Regulation—Interconnection” under this Item 4.

Roaming

Telcel offers international roaming services to its subscribers. Subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into approximately 385 such agreements covering GSM and TDMA networks around the world. As of the date of this annual report, Telcel had commercially launched roaming voice services covering 155 countries and GPRS services covering 95 countries. Roaming payments are channeled through Cibernet Corporation, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

Telcel offers international roaming services under a variety of rates including special rates to subscribers roaming in the U.S. border, the U.S., Canada and other markets.

GPRS roaming features provide push-to-talk and push e-mail service customers with unlimited usage within certain zones on daily or monthly bases.

Telcel launched a Virtual Home Environment feature for customers roaming in the Telcel network, which simulates the behavior of their home networks and offers customers the same services they are have at home such as dialing contact numbers directly from the phone book (automatically correcting the dialing codes), short codes and direct access to voice mail and customer services.

Pursuant to a cooperation agreement we signed in 2005 with Vodafone, both groups deliver international roaming services to the other’s customers. This agreement extends to Telcel and all our subsidiaries in Latin America. Initially, the services offered pursuant to the agreement include voice and GPRS roaming services, preferred roaming and virtual home environment. The parties also plan to offer pre-paid roaming and pre-paid roaming top-up services at a later stage.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and related products, certain GSM postpaid plans and certain value-added services. In October 2003, Telcel launched Círculo Azul, a loyalty rewards program that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2006, approximately 88% of Telcel’s sales of handsets were generated by cellular distributors, with approximately 11% from sales in company-owned stores, and approximately 1% from direct sales to corporate accounts.

As of March 31, 2007, Telcel had relationships with a network of approximately 1,171 exclusive distributors, who sell Telcel’s services and products through approximately 48,320 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. As of March 31, 2007, Telcel owned and operated 190 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that, as of March 31, 2007, pre-paid cards are available through approximately 150,000 points of sale in Mexico.

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

A prepaid customer who purchases a prepaid card has 30 or 60 days from the date of activation of the card to use the airtime. After 30 or 60 days, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. After 180 days, unless the customer has activated a new card, the service is discontinued and the balance on the card, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 55% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel’s wireless networks use principally digital technologies. Telcel uses time division multiple access (TDMA) digital technology in the 800 megahertz frequency spectrum. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies. In 2006, Telcel started deploying the GSM, GPRS and EDGE technologies in the 800 megahertz frequency spectrum.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as SMS, extended battery life, added call security and improved voice quality.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network, using the 800 megahertz spectrum since 2006. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, MMS, CSD, high-speed CSD, GPRS and EDGE, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel’s GSM network offers service in all nine regions in Mexico. As of December 31, 2006, Telcel covered approximately 1,153 cities with the GSM network, and Telcel’s GSM subscriber base accounted for approximately 78.5% of Telcel’s total subscribers as of December 31, 2006. As Telcel continues to roll out the GSM network, it plans to expand GSM coverage throughout the nine regions. Telcel expects that many customers will choose GSM equipment when they replace their existing TDMA equipment.

Third generation development strategy

Third generation technologies will provide high-speed wireless packet data services and ultimately voice services over the Internet. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities.

Telcel upgraded the GSM/GPRS network with EDGE technology. It has implemented EDGE technology in more than 57,000 localities, including all the major cities in Mexico. Telcel expects that EDGE will facilitate the ultimate deployment of third generation technology. One benefit of EDGE is that it can be deployed in existing spectrum with minimum changes in hardware. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

The evolution from 2.5G to third generation technology is expected to make wireless networks capable of transmitting voice, data and video over a single network. The GSM wireless industry has agreed to converge towards a common standard called wideband UMTS for the development of third generation technology. UMTS is a type of third generation cellular network that offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds. HSDPA is the higher speed transmission standard used in UMTS networks, designed as a replacement for the transmission standards used in the aging 2G and 2.5G GSM networks deployed worldwide.

Telcel has launched EDGE with the existing GSM technology and plans to migrate to the UMTS (W-CDMA) third generation technology using the existing 850 megahertz spectrum by 2008, and, if made available by Cofetel, a new set of broadband frequencies.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Three other companies also hold concessions for nationwide service using the 1900 megahertz spectrum.

Telcel currently holds 28.4 megahertz of capacity in the 1900 megahertz spectrum in each of Mexico’s nine regions. It acquired 10 megahertz (Band D) of this capacity in 1998 and 10 megahertz (Band F) in 2005, in each case through public auctions. Telcel acquired 8.4 megahertz (Band A) as a result of the assignment of capacity from Unefon, S.A. de C.V. during 2005. This assignment was approved by Cofeco and the SCT and no consideration—in addition to the U.S.$267.7 million (Ps. 3,309 million) paid to Unefon in 2003 for the service agreement—was paid for the assignment.

Fixed wireless

Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

Telcel provides public fixed wireless services in rural, semi-urban and urban regions in Mexico.

Property

Telcel’s wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches (which set up and route telephone calls either to the number called or to the next switch along the path, and which may also record information for billing and control purposes), cellular base stations (radio transmitters or receivers that maintain communications with the cellular telephones within given geographical areas or “cells”), microcells (small cells covered by low-power base stations), and local links and repeaters (equipment for radio or fiberoptic transmission between network elements). Telcel owns all of its network routing and switching equipment. During 2003 and 2004, Telcel sold its reception and transmission equipment for Ps. 4,633 million to unrelated financial institutions and subsequently leased back this property for periods of three to four years. Telcel has the option to reacquire this property at the end of the lease period. Telcel owns certain properties for commercial and administrative offices, the installation of some of its equipment, and 190 customer sales and service centers, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See “Related Party Transactions” under Item 7.

Telcel currently relies on Ericsson for the supply of more than 61% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Motorola, LG and Samsung.

Competition

Telcel faces competition from other mobile providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s principal competitors in Mexico are Grupo Iusacell, S.A. de C.V. and Telefónica Móviles. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 77.2% as of December 31, 2006.

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

Under the Telecommunications Law, an operator of public telecommunications networks, such as Telcel, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the SCT. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

Regulatory oversight

The SCT, through Cofetel, is the government agency principally responsible for regulating telecommunications services. The SCT’s approval is required for any change in Telcel’s bylaws. It also has broad powers to monitor Telcel’s compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program and must advise the SCT of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the SCT, with five commissioners appointed by the President of Mexico and ratified by the Senate, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of SCT under the Telecommunications Law and the telecommunications regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel’s concessions, the Mexican government has a right of first refusal to acquire Telcel’s assets. See “—Termination of the Concessions” under this Item 4.

The Telecommunications Law authorizes SCT to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial power in a specific market according to the Federal Antitrust Law. Pursuant to the Telecommunications Law, SCT has the power to adopt specific regulations on rates, quality of service, disclosure of information or other special regulations. Although there can be no assurance SCT will not make a determination with respect to the wireless market in Mexico or any other market that could affect our business with respect to Telcel, to date, the SCT has not made any such determination.

In addition, we are subject to regulation from Profeco under the Federal Consumer Protection Law. This law regulates publicity, the quality of services and information required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Recent Developments in Regulation

There have been recent changes to Mexican law that may affect our business:

On June 20, 2007, President Felipe Calderón submitted to the Mexican Congress proposed amendments to the Mexican tax laws. We are unable to predict the outcome of this proposal or the effect that the proposal, if enacted, will have on our business.

On June 12, 2007, Cofetel published the rules for the portability of fixed-line and mobile telephone numbers in Mexico. One of Cofetel’s objectives for introducing telephone number portability is to increase competition among operators. The portability rules allow customers to change fixed-line or mobile providers without contacting their current provider and, therefore, we may lose customers without having the opportunity to influence their decision. The rules also require that we bear the costs of changes in our network and any other investments necessary to implement portability, without being able to charge other operators. Cofetel expects that the rules and regulations will be fully implemented by the first quarter of 2008.

The Mexican Congress enacted amendments to the Telecommunications Law of April 11, 2006 aimed at strengthening the regulatory power of Cofetel, stimulating increased investment in telecommunications and increasing competition. All members of Cofetel resigned upon effectiveness of the amendments, and new members were elected. Some members of the Mexican Congress initiated a constitutional proceeding (acción de inconstitucionalidad) before the Mexican Supreme Court with respect to certain of the amendments. In June 2007, the Mexican Supreme Court declared unconstitutional certain of such challenged amendments. The Mexican Supreme Court has not yet issued the terms of the final ruling. We expect the Mexican Congress to prepare a new proposal of amendments as a result of this ruling. Therefore, we are unable to predict the effect that this resolution, any proposal of amendment by the Mexican Congress or the adopted amendments to the Telecommunications Law will have on our business.

In April 2006, the Mexican Congress approved an amendment to the Federal Antitrust Law, which was published in the Official Gazette of the Federation (Diario Oficial de la Federación) on June 28, 2006. New regulations pursuant to the amended Federal Antitrust Law are expected to be published during the next Congressional term. The amendment strengthens the authority of Cofeco, by, among other things, providing Cofeco with the ability to issue opinions that are binding on other governmental entities, including SCT. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the forced divestiture of assets. As a result of this amendment, it is likely that Cofeco will take a more active role in enforcing the Federal Antitrust Law. A stricter or different interpretation and enforcement of the Federal Antitrust Law could affect our operations and markets.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services within the limits of their concessions. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to disclose to, and register with, Cofetel their rates for mobile service prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Antitrust Law. Although no such determination has been made with respect to the wireless market in Mexico or any other market that could affect our business, there can be no assurance that such a determination will not be made in the future.

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions, except for Region 9 which covers Mexico City and the states of Mexico, Morelos and Hidalgo, require Telcel to pay semi-annual continuing fees (aprovechamientos) determined as a percentage of gross revenues derived from the concessioned services. The percentage is between 5% and 10%. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against an increase of Ps. 2,071.8 million in the up-front consideration payable for the concession (from Ps. 112.2 million to Ps. 2,184.0 million). The SCT approved the necessary adjustments to the concession in April 2006. In paying this increase in consideration, Telcel made a cash payment of Ps. 145.5 million and was able to credit Ps. 1,926.3 million of previously paid semi-annual fees (aprovechamientos). The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (aprovechamientos).

Pursuant to amendments to the Federal Contributions Law (Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees (derechos) would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of semi-annual fees based on gross revenues (aprovechamientos). Currently, we are not required to pay annual fees (derechos) in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay annual fees (derechos) in respect of additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. Telcel has challenged our obligation to pay such annual fees (derechos) as we believe it is contrary to the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and certain provisions of the Telecommunications Law. Telcel obtained a preliminary injunction against the payment of these annual fees (derechos). The authorities appealed the injunction before the corresponding court, which referred this matter to the Mexican Supreme Court for final resolution. We expect the Mexican Supreme Court to resolve this matter shortly. Based on the current terms of the law, the fees applicable to the 10 megahertz acquired during 2005 amount to approximately Ps. 255 million (subject to adjustment for inflation as provided by the applicable law) annually for 20 years for all 9 regions.

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

In December 2002, the SCT granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited Telcel to provide these services only to its wireless subscribers until December 2005. In 2006, Telcel built its long distance network which allows Telcel to carry all the national long distance traffic originated from Telcel’s customers to other customers. Also, since May 2007, Telcel opened its interconnection with the local network of Telmex in Mexico City and expects to open it in other 20 cities during 2007.

Expansion and modernization requirements

Telcel’s concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

Service quality requirements

The concessions also set forth extensive requirements for the quality and continuity of Telcel’s service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel. We monitor service quality for compliance with the requirements of the concessions and have shown marked improvement according to recent measurements conducted by Cofetel. Telcel is ready to comply with the requirements of the Fundamental Technical Plan for Quality of Local Mobile Services Networks.

Competition

The telecommunications regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. As further explained below, following a Cofetel ruling in September 2006, Telcel reached an agreement on December 15, 2006 with fixed-line, long-distance and mobile operators comprising a substantial majority of the local and long-distance traffic delivered through Telcel’s network. Under the agreement, the interconnection charge payable to us by another operator for a local or long-distance call from its customer to our network is Ps. 1.34 per minute for 2007 (it was Ps. 1.54 during the latter part of 2006). This fee is scheduled to decrease in an annual basis, to Ps. 1.00 per minute in 2010.

In September 2006, Cofetel ruled on the challenges presented by certain fixed-line operators to the framework for interconnection fees applicable under the local “calling party pays” system that had been agreed in December 2004 by Telcel with certain other telecommunications service providers. Cofetel established a framework of interconnection fees applicable to the operators that challenged the previous framework. Under the resolution, interconnection fees are: Ps. 1.71 per minute for 2005; Ps. 1.54 per minute from January through September 2006; Ps. 1.23 per minute for the period between October 2006 and December 2007; Ps. 1.12 per minute for 2008; Ps. 1.00 per minute for 2009; and Ps. 0.90 per minute for 2010. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that mobile operators were entitled to a premium based on the total amount of interconnection minutes invoiced of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

Following the Cofetel resolution, Telcel began participating in negotiations among fixed-line and mobile operators to establish a mutually acceptable interconnection tariff framework and resolve disputes arising from the resolution. On December 15, 2006, Telcel reached an agreement with fixed-line and mobile operators comprising a substantial majority of the local and long-distance traffic delivered through Telcel’s network. Under the agreement, the following interconnection fees apply instead of the fees that otherwise would have applied under the Cofetel resolution: Ps. 1.54 per minute for the period between September 2006 and December 2006; Ps. 1.34 per minute for 2007; Ps. 1.21 per minute for 2008; Ps. 1.09 per minute for 2009; and Ps. 1.00 per minute for 2010. The interconnection fees are not based on the actual number of seconds of use, but rather on rounding each call to the next minute. Certain long-distance operators that had opposed the long-distance “calling party pays” system withdrew their administrative and judicial objections to it and became parties to the agreement. Although Telcel is continuing to negotiate with the operators that have not become parties to the agreement, we cannot assure you that these operators will decide to join the agreement.

We are currently applying the tariff framework established by Cofetel to those operators that have not become parties to the agreement. However, Telcel does not agree with Cofetel’s resolution and has initiated judicial proceedings (juicio de amparo) to challenge the resolution. We have obtained an injunction (suspensión definitiva) suspending the effects of some aspects of the resolution, but the injunction (as requested by us) does not suspend the application of the Cofetel tariff scheme, a suspension in respect of which would have exposed us to the risk of potentially having to return collected interconnection fees to other operators. We cannot predict the outcome of these proceedings; however, although the Cofetel tariff framework will reduce Telcel’s revenues from interconnection fees paid by the operators that are not party to the agreement, we do not currently anticipate that the Cofetel tariff framework will have a material adverse effect on our consolidated revenues. Also, the fixed-line operators that are not parties to the agreement, including Axtel and Avantel, initiated proceedings (juicios de nulidad) requesting the resolution to be declared null. As of the date hereof, no final resolution has been issued. See “Legal Proceedings—Telcel—Interconnection Fees” under Item 8. The current interconnection charge for calls made from a mobile line to a fixed line, which Telcel pays to fixed-line operators, including Telmex, is U.S.$0.00975 per minute.

In April 2006, Cofetel extended the “calling party pays” system to national and international long-distance calls. Under the new regulations, long-distance calls received by mobile subscribers are paid for by the calling parties, and mobile operators do not charge airtime fees to customers receiving calls, except for roaming and certain long-distance fees applicable when subscribers receive calls outside their local areas. Pursuant to the regulations, long-distance operators and mobile operators had to negotiate interconnection agreements to establish the terms and conditions for the implementation of the new system, including applicable interconnection fees, prior to October 2006. Effective November 4, 2006, Telmex and certain long-distance operators, on the one hand, and all mobile operators in Mexico, on the other hand, reached an agreement establishing the conditions under which the system will operate until December 31, 2006. On December 15, 2006, Telmex and the long-distance operators (now including other long-distance operators, such as Alestra and Maxcom) and all mobile operators in Mexico reached a new agreement establishing the conditions under which the system would operate until 2010. Telcel’s customers can receive calls carried by long-distance operators that did not subscribe to the agreement or from customers of other operators that did not subscribe to the agreement, but will be charged airtime fees.

Termination of the concessions

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the SCT may cause early termination of any of the concessions in certain cases, including:

•	failure to exercise rights under a concession during the 180 days after that concession is granted;

•	failure to expand telephone services at the rate specified in the concession;

•	interruption of all or a material part of the services provided by Telcel;

•	acts by Telcel with the effect of impeding the operations of other concessionaires;

•	refusing interconnection arrangements with other concessionaires;

•	change of jurisdiction by Telcel;

•	transfer, assignment of, or grant of liens to, Telcel’s concessions or any asset used to provide service without SCT’s approval;

•	failure to pay certain government fees;

•	violation of the prohibition against ownership of shares of Telcel by foreign states;

•	any material modification of the nature of Telcel’s services without prior SCT’s approval; and

•	breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the SCT following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the concessions;

•	material failure to meet any of the service expansion requirements under the concessions;

•	material failure to meet any of the requirements under the concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the concession and requiring prior approval of the SCT;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel’s network; or

•	bankruptcy of Telcel.

The General Communications Law and all but one of Telcel’s 800 megahertz concessions provide that in the event of early termination of Telcel’s mobile concessions, all assets that are the subject of such concession would revert to the Mexican government without compensation to Telcel. In the event of early termination of any of Telcel’s PCS concessions, the Mexican government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel’s 800 megahertz concessions.

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

At December 31, 2006, Speedy Móvil had 20 employees.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Brazil, the Southern Cone region (Argentina, Paraguay, Uruguay and Chile), Colombia, the Andean region (Ecuador and Peru), Central America (El Salvador, Guatemala, Honduras and Nicaragua), the United States and the Caribbean (the Dominican Republic and Puerto Rico). Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 53.4% of our consolidated revenues for 2006, as compared to 50.8% of our consolidated revenues for 2005.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. Lines in service are presented as of year-end. For some segments or periods, information may not be comparable to prior periods because it includes the results of operations of acquired companies as for the date of consolidation in our financial statements. See Note 20 to our audited consolidated financial statements.

	December 31,
	2004	2005	2006
	(in constant Mexican pesos as of December 31, 2006, except lines in service, minutes of use and churn)
BRAZIL
Consolidated operating revenues from continuing operations (millions)	Ps. 24,715	Ps. 31,802	Ps. 39,565
Average monthly revenues per subscriber during preceding 12 months(1)	132	118	131
Operating loss from continuing operations (millions)	(7,074)	(9,136)	(4,160)
Cellular lines in service (thousands)	13,657	18,659	23,881
Average monthly minutes of use per subscriber during preceding 12 months	98	81	70
Churn rate(2)	2.7%	2.7%	2.8%
SOUTHERN CONE(3)
Operating revenues (millions)	Ps. 5,999	Ps. 13,192	Ps. 19,858
Average monthly revenues per subscriber during preceding 12 months(1)	183	159	126
Operating income (loss) (millions)	(470)	223	1,306
Cellular lines in service (thousands)	3,587	8,851	13,247
Average monthly minutes of use per subscriber during preceding 12 months	163	153	134
Churn rate(2)	2.0%	2.3%	1.9%
COLOMBIA
Combined operating revenues (millions)	Ps. 10,040	Ps. 16,196	Ps. 21,448
Average monthly revenues per subscriber during preceding 12 months(1)	155	120	90
Operating income (millions)	658	1,271	4,594
Cellular lines in service (thousands)	5,814	13,775	19,521
Average monthly minutes of use per subscriber during preceding 12 months	114	119	110
Churn rate(2)	2.9%	1.5%	1.7%

	December 31,
	2004	2005	2006
	(in constant Mexican pesos as of December 31, 2006, except lines in service, minutes of use and churn)
ANDEAN REGION(4)
Combined operating revenues (millions)	Ps. 4,609	Ps. 8,417	Ps. 12,401
Average monthly revenues per subscriber during preceding 12 months(1)	156	141	111
Operating income (millions)	951	1,188	2,711
Cellular lines in service (thousands):	2,326	6,050	9,026
Average monthly minutes of use per subscriber during preceding 12 months	50	51	51
Churn rate(2)	3.7%	2.9%	3.0%
CENTRAL AMERICA(5)
Combined operating revenues (millions)	Ps. 13,773	Ps. 15,337	Ps. 16,497
Average monthly revenues per subscriber during preceding 12 months(1)	172	156	116
Operating income (millions)	4,465	5,196	4,921
Lines in service (thousands)
Wireless	2,276	3,946	5,875
Fixed	1,688	1,996	2,097
Average monthly minutes of use per subscriber during preceding 12 months	167	166	149
Churn rate(2)	1.2%	1.1%	0.8%
UNITED STATES
Operating revenues (millions)	Ps. 9,632	Ps. 11,412	Ps. 14,215
Average monthly revenues per subscriber during preceding 12 months(1)	178	161	145
Operating income (millions)	342	743	731
Cellular lines in service (thousands)	4,393	6,134	7,897
Average monthly minutes of use per subscriber during preceding 12 months	59	63	66
Churn rate(2)	4.3%	4.6%	5.3%
CARIBBEAN(6)
Operating revenues (millions)	Ps. —	Ps. —	Ps. 951
Average monthly revenues per subscriber during preceding 12 months(1)	—	—	139
Operating income (millions)	—	—	272
Lines in service (thousands)
Fixed	—	—	2,140
Cellular	—	—	734
Average monthly minutes of use per subscriber during preceding 12 months	—	—	122
Churn rate(2)	—	—	5.4

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.
(3)	Includes our operations in Argentina, Chile, Paraguay and Uruguay. We started consolidating the results of our Chilean and Paraguayan operations on September 2005 and August 2005, respectively.

(4)	Includes our operations in Ecuador and Peru. We started consolidating the results of our Peruvian operations in September 2005.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua. For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. In March 2006, Sercom Nicaragua was sold to ENITEL.
(6)	We acquired Codetel in December 1, 2006. We began consolidating the results of Codetel on December 2006. For Codetel, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. These figures do not include information for TELPRI which we acquired on March 2007.

We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Brazil (Telecom Américas)

General

Telecom Américas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2006, of approximately 23.9%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Américas provides services in Brazil under a unified brand name and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2006, Telecom Américas served approximately 23.9 million subscribers compared to 18.7 million subscribers at December 31, 2005 and covered approximately 168 million licensed points of presence (POPs). At December 31, 2006, approximately 83% of Telecom Américas’ subscribers were prepaid customers.

Telecom Américas owns and operates cellular networks using both GSM and TDMA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Telecom Américas launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2006, the GSM network covered more than 2,340 cities and was used by 87% of Telecom Américas’ wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets. We intend to focus our commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts. GSM is gradually becoming our principal wireless technology in Brazil.

We have built our operations in Brazil through a number of transactions commencing in 2000 and ending with the acquisitions of operators in the metropolitan area of São Paulo and in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas during 2003 and the acquisition of a license in the Minas Gerais region in 2005. In April 2005, Stemar, a company owned by BCP, was awarded a license to operate wireless services in the Minas Gerais region. At December 31, 2006, our two principal operating subsidiaries, BCP and Americel, had approximately 7,588 employees. We own all of our network equipment in Brazil.

We operate in Brazil through two principal operating subsidiaries, BCP and Americel. BCP is licensed to operate in the metropolitan area of São Paulo and in the states of Rio de Janeiro, Espírito Santo, São Paulo, Rio Grande do Sul, Santa Catarina, Paraná (except for the cities of Londrina and Tamarana), Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco, Alagoas, Bahia, Sergipe and Minas Gerais and Americel in seven states in the central-west and northern regions of Brazil.

Telecom Américas Ltd., our Bermudan holding company, and its subsidiary, Claro Telecom Ltd., own more than 99.97% of the share capital of BCP and 99.38% of the share capital of Americel. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.03% and 0.62% of the share capital of BCP and Americel, respectively. We own 100% of the share capital of Claro Telecom through Telecom Americas. In October 2006, the former minority shareholder of Telecom Americas exercised its right to sell us its remaining shares in the company (representing approximately 1% of the share capital) for U.S.$172.5 million. We currently own 100% of the shares of Telecom Americas.

Sales and Distribution

Telecom Américas markets its wireless services primarily through retail chains (approximately 5,542 points of sale) and exclusive distributors (dealers) (approximately 3,749 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2006, approximately 42% of Telecom Américas’ sales of handsets were generated by retail chains, 36% by exclusive distributors (dealers) and approximately 11% from sales in company-owned stores, of which there are approximately 138. Telecom Américas also sells and distributes its products and services over the Internet.

Telecom Américas has implemented permanent training and evaluation programs for dealers to help maintain the level of service quality.

Telecom Américas’ company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, prepaid plans, purchase prepaid cards and purchase handsets. Telecom Américas’ stores serve as customer sales and service centers and Telecom Américas expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telecom Américas has a corporate sales group to service the needs of its large corporate and other high-usage customers.

Billing and Collection

Telecom Américas bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office, outlets of federal lottery houses (Casas Lotéricas) or some of Telecom Américas’ stores.

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

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are four other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles of Spain and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM), Oi, and Brasil Telecom. Other regional competitors are Telemig/Amazonia Celular, CTBC and Sercomtel. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

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

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Beginning in February 2001, ANATEL initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, ANATEL implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 50 megahertz per service provider, through which each of Telecom Americas’ principal operating companies acquired bandwidth.

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase basic plan rates only for inflation (less a factor determined by ANATEL based on the productivity of each operator during the year) and on an annual basis. However, operators are allowed to create non basic plans (known as alternative plans) and modify them, without prior ANATEL approval. Discounts from existing service plans, both basic and non-basic, are allowed without ANATEL approval.

Currently, operators determine interconnection fees by agreement, subject to ANATEL intervention only in case of disputes. On February 2005, ANATEL commenced an arbitration proceeding against all mobile and fixed line operators in Brazil regarding the inflation adjustment applied by operators on the interconnection fees. The operators agreed on an interim price adjustment of 4.5% on mobile interconnection fees. In 2006, the arbitration panel requested that the operators hire a consulting firm to analyze and recommend a resolution to the arbitration. Because operators could not agree on a single firm, two firms were hired and each presented a report to ANATEL. ANATEL has not reached a decision or many any announcements regarding the proceedings.

In 2005, ANATEL defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. ANATEL has not published the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2008. It is uncertain how ANATEL will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. However, given the size of our operations in Brazil, it is likely that we would be deemed to belong to an economic group with significant market power. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

In July 2006, Brazilian regulators adopted a change in the interconnections regime relating to the methodology required for the recognition of interconnection fees. Under the new methodology (full bill), we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system (bill and keep).

In 2007, ANATEL expects to issue a new resolution establishing the portability of fixed and mobile numbers. Through this resolution, customers will have the option of retaining the fixed and mobile numbers if and when they change service providers within each state of Brazil. The implementation process of this resolution is expected to take two years, with national rollout expected on March 2009. It is expected that under the resolutions operators will bear the majority costs of implementing this service.

Also, ANATEL has proposed a revision of the current PCS rules, which is expected to be published in 2007. The main expected changes include new obligation to implement service centers in all regions with more than 150 thousand inhabitants, restrictions to charge only delivered SMS messages and reimbursement of unused prepaid credits.

Southern Cone

Argentina (CTI)

CTI Holdings provides nationwide PCS wireless service in Argentina under the “CTI Móvil” brand name, through its wholly-owned subsidiaries CTI Compañía de Teléfonos del Interior, S.A. (CTI Interior) and CTI PCS, S.A. (CTI PCS). We own a 100% interest in CTI, which we acquired through a series of transactions in 2003 and 2004. Since the acquisition, CTI’s subscriber base has grown significantly, from 1.3 million in October 2003 to 10.1 million at December 31, 2006.

At December 31, 2006, CTI had approximately a 33.2% share of the Argentine wireless market. Approximately 76% of CTI’s subscribers at December 31, 2006 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

CTI began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. CTI offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 90% of CTI’s total subscribers as of December 31, 2006. In addition, CTI offers long distance and value added services.

CTI’s cellular network uses GSM, AMPS and CDMA technology and covers approximately 96.2% of Argentina’s population. At December 31, 2006, CTI had 1,864 employees.

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

Chile (Claro Chile)

In August 2005, we began providing wireless services in Chile through Claro Chile S.A.

Claro Chile provides nationwide wireless service in Chile under the “Claro” brand name. We own a 100% interest in Claro Chile, which we acquired in August 2005 from Endesa Participadas, S.A. for U.S.$505 million. We began including the results of Claro Chile in our audited consolidated financial statements in September 2005. Claro Chile had approximately 2.4 million wireless subscribers as of December 31, 2006.

At December 31, 2006, Claro Chile had approximately a 18.16% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Claro Chile was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the “Chilesat PCS” brand, which was changed in 1999 to “Smartcom” and in 2006 to “Claro.” Claro Chile offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 80% of Claro Chile’s total subscribers as of December 31, 2006. In addition, Claro Chile offers long distance and value added services.

Claro Chile’s cellular network uses GSM technology and CDMA technology and covers approximately 95% of Chile’s population. Claro Chile is currently deploying a nationwide GSM network in Chile. At December 31, 2006, Claro Chile had 1,086 employees.

Claro Chile’s principal competitors are Entel PCS and Movistar, a subsidiary of Telefónica Móviles.

Claro Chile holds a concession covering the entire Chilean territory. The concession was awarded in June 1997 and covers a 30-year period. The concession contains coverage, reporting and service requirements. The Chilean Transportation and Communications Ministry (Ministerio de Transporte y Telecomunicaciones) is in charge of supervising the telecommunications industry in Chile. It is authorized to foreclose and sell the shares of a concessionaire in case of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 megahertz within the 800 megahertz frequency, which permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

Paraguay (AMX Paraguay)

In July 2005, we began providing wireless services in Paraguay through AMX Paraguay.

AMX Paraguay provides nationwide wireless service in Paraguay under the “CTI Móvil” brand. We own 100 % interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom for U.S.$25 million. We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 376,000 wireless subscribers as of December 31, 2006.

At December 31, 2006, AMX Paraguay had approximately 12.6% share of the Paraguayan wireless market and was the fourth largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 86.3% of AMX Paraguay’s total subscribers as of December 31, 2006. In addition, AMX Paraguay offers value added services.

AMX Paraguay’s cellular network uses GSM technology and covers approximately 72.6% of Paraguay’s population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. At December 31, 2006, AMX Paraguay had 137 employees.

AMX Paraguay’s principal competitors are: Telecel (Milicom International), Nucleo, a subsidiary of Personal, the wireless operator of Telecom Argentina, and Hola Paraguay (KDDI Corporation).

AMX Paraguay holds a PCS 1900 spectrum license and a data transmission license covering Paraguay’s three most populated cities, Asunción, Encarnación and Ciudad del Este. The licenses were granted in December 2003 and October 2004, respectively, and each covers a 5-year period. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$13.6 million. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay. AM Wireless Uruguay uses GSM technology to provide service to its customer base. As of December 31, 2006, AM Wireless Uruguay had approximately 428,000 wireless subscribers. AM Wireless Uruguay had 124 employees at December 31, 2006.

As of December 31, 2006, AM Wireless Uruguay had approximately a 21.1% share of the Uruguayan wireless market. AM Wireless Uruguay offers basic cellular services through a variety of rate plans and prepaid services. Prepaid customers represented 87% of total subscribers as of December 31, 2006.

AM Wireless Uruguay’s principal competitors are: Ancel, a company controlled by the Uruguayan government, and Movistar, a subsidiary of Telefónica Móviles.

The National Telecommunications Administration (Administración Nacional de Telecomunicaciones) is in charge of supervising the telecommunications industry in Uruguay.

Colombia (Comcel)

Comunicación Celular S.A. (Comcel) provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. We own approximately 99.4% of the share capital of Comcel.

Comcel’s network uses GSM and TDMA technology and covers approximately 93.1% of Colombia’s cities and municipalities. In late 2003, Comcel completed the overlay of a GSM network and can now offer GSM services nationwide. At December 31, 2006, Comcel had approximately 19.5 million subscribers, compared to 13.8 million subscribers at December 31, 2005, and believed it had a 65.59% share of the wireless market.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 85.2% of Comcel’s total subscribers as of December 31, 2006. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 100,000 locations nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2006, Comcel had 3,005 employees.

In each of the three regions of Colombia, we compete with Telefónica Móviles and Colombia Móvil, a consortium acquired by Millicom in 2006. Colombia Móvil started nationwide commercial operations in November 2003. Comcel also competes with traditional fixed-line telephone service operators. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking services. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

The Colombian Ministry of Communications (Ministerio de Comunicaciones, or “Ministry of Communications”) and the Colombian Telecommunications Regulation Commission (Comisión de Regulación de Telecomunicaciones) are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

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

Andean Region

Ecuador (Conecel)

Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) is a wireless telecommunications operator in Ecuador. We own 100% of the share capital of Conecel.

At December 31, 2006, Conecel had approximately 5.6 million subscribers, compared to approximately 4.1 million at December 31, 2005, representing a 66.5% share of the Ecuadorian wireless market. Prepaid customers represented 89% of Conecel’s total subscribers as of December 31, 2006.

Conecel owns and operates a cellular network that uses TDMA digital technology, and in May 2003, it launched a new GSM network. The two networks cover the same areas, which account for approximately 84% of Ecuador’s population. Conecel is focusing its commercial and marketing efforts towards encouraging use of GSM technology by new subscribers and existing subscribers renewing their contracts and expects GSM to become its principal wireless technology within the next five to ten years.

At December 31, 2006, Conecel had 1,285 employees.

Conecel’s principal competitor is Telefónica Móviles, which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

Conecel is subject to regulation from:

•	the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or “Conatel”), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones), which is responsible for executing Conatel’s resolutions; and

•	the Telecommunications Agency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions.

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network with 25 megahertz on the 800 megahertz (Band A) radio spectrum. On 2006, Conecel obtained a concession to operate 10 megahertz on the 1900 megahertz (Sub Band E-E) radio spectrum. These include a concession for cellular telephone service that expires in 2008, and concessions for data transmission and Internet services that expire in 2017.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C.

América Móvil Perú provides nationwide wireless service in Peru under the “Claro” brand. We own a 100 % interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for a purchase price of € 404 million (€ 330 million after adjustments). We began including the results of América Móvil Perú in our consolidated financial statements in September 2005. América Móvil Perú had approximately 3.4 million wireless subscribers as of December 31, 2006.

At December 31, 2006, América Móvil Perú had approximately 38.4% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 90.65% of América Móvil Perú’s total subscribers as of December 31, 2006. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú’s cellular network uses GSM technology and covers approximately 76.63% of Peru’s population. América Móvil Perú is in the process of expanding its GSM network. At December 31, 2006, América Móvil Perú had 1,026 employees.

América Móvil Perú’s principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide PCS, long-distance and value added services covering 24 departments and 72 cities in Perú. The concessions were awarded by the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Amov Perú S.A., our wholly-owned subsidiary, held a Band C 30 megahertz license covering the entire Peruvian territory, which was transferred to América Móvil Perú in April 2006.

Central America

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. In October 2003, we acquired a 51% interest in CTE from France Telecom and certain other investors. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2006. We began including the results of CTE in our audited consolidated financial statements in November 2003.

At December 31, 2006, CTE had approximately 837,000 fixed-line subscribers and a market share of approximately 83.73%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal’s cellular network uses GSM digital technology and covers approximately 89.75% of the Salvadorean population. At December 31, 2006, Personal had approximately 1.3 million wireless subscribers, which we estimate represents a market share of approximately 34.30%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2006, CTE and its subsidiaries had approximately 2,594 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 37.78%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles of Spain, Digicel, which is owned by a consortium of international investors and Intelfon.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Personal holds a nationwide PCS 1900 concession to operate its cellular network.

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.2% of the stock of Telgua.

At December 31, 2006, Telgua had approximately 1.1 million fixed-line subscribers compared to approximately 953,000 at December 31, 2005, a market share of approximately 92.2%.

Telgua’s wireless business is operated by its wholly-owned subsidiary Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua’s network covers approximately 70% of its population. At December 31, 2006, Sercom had approximately 2.6 million wireless subscribers, representing a market share of approximately 44.2%.

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

Telgua continues to be the principal provider of fixed-line and mobile services in Guatemala. Telgua’s principal competitors in the wireless sector are Millicom (Tigo) and Telefónica Móviles (Movistar).

At December 31, 2006, Telgua had 2,765 employees.

Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). As of May 2006, Telgua’s business is subject to regulation under certain dispositions of the free trade agreement among the Dominican Republic, Central American countries, including Guatemala, and the United States. Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions.

Nicaragua (ENITEL)

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a purchase price of U.S.$49.6 million. We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million.

At December 31, 2006, ENITEL had approximately 1.27 million wireless subscribers, which we estimate represents approximately 34.9% of the wireless market in Nicaragua, and approximately 260,400 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL’s wireless network uses GSM digital technology and covers approximately 24.4% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

At December 31, 2006, ENITEL had 1,815 employees.

The principal competitor of ENITEL in the Nicaraguan wireless sector is Telefónica Móviles (Movistar), which has a market share of approximately 30%.

ENITEL’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Agency (Instituto Nicaragüense de Telecomunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicios Postales).

Honduras (Sercom Honduras)

As part of the same transaction in which we agreed to purchase the additional 50.03% of ENITEL, we agreed to acquire all of the shares of Megatel de Honduras, S.A. de C.V., now called Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras), which provides wireless and other telecommunications services in Honduras. The acquisition of Megatel de Honduras, S.A. de C.V. closed in June 2004.

At December 31, 2006, Sercom Honduras had approximately 736,142 wireless subscribers, representing approximately 40% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2006, Sercom Honduras had approximately 399 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicom International, which has a market share of approximately 60%.

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones, or “CONATEL”) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2006, TracFone had approximately 7.9 million subscribers, all of which are prepaid subscribers, and is one of the three largest operators in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 28.7% in 2006.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 30 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is controlled using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia, Motorola, LG and Kyocera to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2006, TracFone had 531 employees.

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

Caribbean

Dominican Republic (Codetel)

Compañía Dominicana de Teléfonos, C. por A. (Codetel) provides fixed-line and wireless services in the Dominican Republic.

Codetel provides nationwide fixed-line and wireless services in the Dominican Republic under the “Codetel” and “Claro” brands, respectively. We own 100 % interest in Codetel, which we acquired on December 1, 2006 from Verizon Communications, Inc. for a purchase price of U.S.$2.42 billion (U.S.$2.02 billion before net cash adjustments). We began including the results of Codetel in our audited consolidated financial statements in December 2006.

Codetel had approximately 2.14 million wireless subscribers and 734,000 fixed line subscribers as of December 31, 2006. At December 31, 2006, Codetel had approximately 83% share of the Dominican fixed line market and was the largest fixed line operator in the Dominican Republic measured by the number of subscribers. Codetel had a 51% share of the wireless market and was the largest wireless operator in the Dominican Republic at December 31, 2006.

Codetel began providing services in the Dominican Republic in 1930. It offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. It also offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 89% of Codetel ‘s total subscribers as of December 31, 2006. In addition, Codetel offers long distance and value added services.

Codetel’s cellular network uses CGMA technology and covers approximately 95% of the Dominican Republic’s population. Since May 2007, Codetel also uses GSM technology to provide wireless services. At December 31, 2006, Codetel had 3,287 employees.

Codetel’s principal competitor is France Telecom (Orange).

Codetel holds concessions to provide telecommunication services covering the whole territory of the Dominican Republic. The first concession was awarded by the Dominican government in 1930. The latest concession was awarded by the Dominican government in 1995 for a 20-year period retroactive as of April 1990, with automatic 20-year renewals. The concessions do not contain coverage, reporting or service requirements. The Dominican Institute of Telecomunications (Instituto Dominicano de las Telecomunicaciones or “Indotel”) is in charge of supervising the telecommunications industry in the Dominican Republic. Indotel is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Puerto Rico (Telpri)

In April 2007, we began providing fixed-line and wireless services in Puerto Rico through Telecomunicaciones de Puerto Rico, Inc. or “TELPRI”.

TELPRI provides nationwide fixed-line and wireless service in Puerto Rico under the “Claro” brand. On March 30, 2007, we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI for an aggregate purchase price of U.S.$1.89 billion (U.S.$2.21 billion before net debt adjustments). We acquired 62.01% of TELPRI’s share capital from Verizon Communications, Inc., 28% from the Puerto Rico Telephone Authority, 12.99% from Popular Inc. and 7% from an employee stock ownership plan. TELPRI had approximately 1.02 million fixed-line subscribers and 554,000 wireless subscribers as of December 31, 2006.

At December 31, 2006, TELPRI had approximately 85% share of the Puerto Rican fixed line market and was the largest fixed line operator in Puerto Rico measured by the number of subscribers. At December 31, 2006, TELPRI had approximately 27% share of the Puerto Rican wireless market and was the second largest wireless operator in Puerto Rico measured by the number of subscribers.

TELPRI began providing services in Puerto Rico in 1914. TELPRI is a major provider of fixed-line services in Puerto Rico. TELPRI also offers basic cellular service through a variety of rate plans and also offers prepaid services. Postpaid customers represented 81% of TELPRI ‘s total subscribers as of December 31, 2006. In addition, TELPRI offers long distance and value added services.

TELPRI ‘s cellular network uses CDMA and TDMA technology and covers approximately 97% of Puerto Rico’s population. TELPRI is in the process of analyzing the infrastructure and systems in Puerto Rico for the purposes of deploying a GSM network. At December 31, 2006, TELPRI had 4,649 employees.

TELPRI ‘s principal competitors are Cingular, Centennial, Sprint, SunComm and Movistar. In the fixed-line business TELPRI’s principal competitors are Centennial Wireline, Worldnet Communications and other competitive local exchange carriers that resell our services.

TELPRI holds concessions to provide PCS and long-distance services covering all of Puerto Rico. The concessions contain coverage, reporting and service requirements. The Federal Communications Commission and the Telecommunications Regulatory Board of Puerto Rico are in charge of supervising the telecommunications industry in Puerto Rico. The Federal Communications Commission is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with local accounting principles and restated in constant pesos as of December 31, 2006. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

U.S. Commercial Corp.—CompUSA

We own a 19.7% interest in U.S. Commercial Corp., S.A.B. de C.V., a Mexican company with shares listed on the Mexican Stock Exchange. Its principal asset is 100% of the shares of CompUSA, Inc. We classify our investment in U.S. Commercial Corp. as available for sale. The Slim Family, our controlling shareholder, also controls U.S. Commercial Corp. See “Related Party Transactions” under Item 7.

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

Telvista

We own a 44.6% interest in Telvista, a Delaware corporation that operates call centers in the United States.

Genesis Telecom

We own a 99.9% interest in Genesis Telecom, C.A., a wireless and broadband operator in Venezuela. Genesis Telecom has a concession to install, maintain and commercially exploit a private network and to provide value-added services. The use and exploitation of Genesis Telecom’s concessions are currently subject to administrative reviews by the Venezuelan telecommunications authorities. Since 2002, we have written off our rights over this investment for accounting purposes.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2006. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2006, 2005 and 2004 amounted to Ps. 24,165 million, Ps. 10,769 million and Ps. 5,962 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” under Item 5.

	Year ended December 31,
	2004	2005	2006
	(millions of nominal pesos)
Transmission and switching equipment	Ps. 20,175	Ps. 34,807	Ps. 30,316
Other	2,242	3,867	3,368

Total capital expenditures	Ps. 22,417	Ps. 38,674	Ps. 33,684

Our capital expenditures during 2006 related primarily to expanding the capacity of our GSM networks. We have budgeted capital expenditures of approximately U.S.$3.3 billion for the year ending December 31, 2007, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. This amount excludes payments in connection with the acquisition of TELPRI. We expect that our capital expenditures during 2007 will primarily relate to expanding the capacity of our GSM networks, since we have substantially completed our current GSM network coverage expansion plans throughout our principal markets in Latin America. We expect to spend approximately 32% of our budgeted capital expenditures in Mexico, 21% in Central America and the Caribbean and 47% in South America.

We expect to finance our capital expenditures for 2007 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total stockholders’ equity, a description of how operating income under U.S. GAAP was determined and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican FRS, in our financial statements:

•

nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor); plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2006.

The following discussion analyzes certain operating data, such as ARPUs, MOUs and churn rate, that is not included in our financial statements. We calculate ARPUs for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

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

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (23.6% in 2006 and 30.8% in 2005) and operating income (67.2% in 2006 and 38.8% in 2005) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we have not increased prices in recent periods.

At December 31, 2006, we had approximately 124.8 million wireless subscribers, as compared to 93.3 million at December 31, 2005, a 33.7% increase. During 2005, we experienced a 32.4 million or 53.2% increase in wireless subscribers. Subscriber growth during 2006 and 2005 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions of new companies.

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

Effects of Recent Acquisitions

During the last three years, we acquired a total of six companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Sercom Honduras (as from July 2004);

•	ENITEL (as from August 2004);

•	AMX Paraguay (as of August 2005);

•	Claro Chile (as of September 2005);

•	América Móvil Perú (as of September 2005); and

•	Codetel (as of December 2006).

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2006, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues
	2004	% consolidated	2005	% consolidated	2006	% consolidated
	(peso amounts in millions of constant Mexican pesos as of December 31, 2006)
Sercom Honduras	Ps. 510	65.0%	Ps. 889	100	Ps. 1,347	100
ENITEL	1,813	43.8	2,064	100	2,767	100
AMX Paraguay	—	—	238	46.9	387	100
Claro Chile	—	—	3,383	36.4	3,995	100
América Móvil Perú	—	—	3,214	39.6	4,487	100
Codetel	—	—	—	—	9,799	9.7

Acquisitions only accounted for approximately 6.8% of our wireless subscriber growth during 2006.

On December 1, 2006, we acquired a 100% interest in Verizon Dominicana (now Codetel), for a purchase price of U.S.$2.42 billion (U.S.$2.02 billion before net cash adjustments). Codetel is the largest telecommunications service provider in the Dominican Republic, with over 734,000 wireline and broadband subscribers and 2.1 million wireless subscribers as of December 31, 2006.

On March 30, 2007 we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI for an aggregate purchase price of U.S.$1.89 billion (U.S.$2.21 billion before net debt adjustments). TELPRI is Puerto Rico’s largest telecommunications service provider and second largest wireless service provider. TELPRI had 1.02 million fixed-line subscribers and 554,000 wireless customers as of December 31, 2006.

Merger with Amtel

On December 13, 2006, our shareholders approved the merger of Amtel, our then controlling shareholder, and its subsidiary Corporativo, with us. The merger was registered in the Public Registry of Commerce of Mexico City on January 8, 2007. As a result of the merger, we assumed approximately Ps. 14,426 million in liabilities (principally indebtedness, Ps. 13,895 million) and acquired Ps. 945 million in assets (principally cash, Ps. 815 million) based on Amtel’s unaudited financial statements as of October 31, 2006. See “Merger with Amtel” under Item 4.

In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the assets, liabilities and results of operations of Amtel and its subsidiary for all periods presented. See Note 3 to our audited consolidated financial statements.

The following table sets forth a summary of the effects of our merger with Amtel on our income statement for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
	2004				2005				2006
	Actual		As adjusted		Actual		As adjusted		Actual		As adjusted
	(in millions of constant pesos as of December 31, 2006)
Operating revenues	Ps.	144,872	Ps.	144,872	Ps.	189,530	Ps.	189,530	Ps.	234,221	Ps.	234,221
Operating costs and expenses		119,613		119,377		154,469		154,142		175,361		175,063
Operating income		25,259		25,494		35,060		35,388		58,859		59,158
Comprehensive financing cost (income)		2,051		2,079		(1,242)		(2,689)		506		(27)
Net income (loss)		17,754		17,922		32,922		31,858		43,410		42,816
Net income (loss) per share		0.47		0.49		0.90		0.89		1.20		1.21

The impact of our merger with Amtel on our income statement is principally the result of:

•	the elimination in consolidation of the management fee that we previously paid to Amtel;

•	interest expense payable on Amtel’s indebtedness; and

•	fair value gains or losses on derivative instruments used by Amtel to manage interest and exchange rate risks.

The adjustment of our financial statements as a result of our merger with Amtel did not affect our operating revenues for any of the periods presented.

Geographic Segments

We have operations in sixteen countries, which are grouped for financial reporting purposes in 8 geographic segments. Segment information is presented in Note 20 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 46.6% of our total operating revenues in 2006 and 34.6% of our total wireless subscribers at December 31, 2006. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (52.6% in 2004 and 49.2% in 2005) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 16.9% of our total operating revenues in 2006 and 19.1% of our total wireless subscribers at December 31, 2006. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian operations have experienced accelerated subscriber growth in recent years, and as a result Colombia has become our third largest market in terms of revenues and subscribers.

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2004		2005		2006
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	52.6	47.3	49.2	38.5	46.6	34.6
Brazil	17.1	22.4	16.8	20.0	16.9	19.1
Southern Cone(2)	4.1	5.9	7.0	9.5	8.5	10.6
Colombia	6.9	9.6	8.5	14.7	9.2	15.6
Andean Region(3)	3.2	3.8	4.4	6.5	5.3	7.2
Central America(4)	9.5	3.7	8.1	4.3	7.0	4.8
United States	6.6	7.3	6.0	6.5	6.1	6.2
Caribbean(5)	—	—	—	—	0.4	1.9
	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in the Dominican Republic.

Our subsidiaries report significantly different operating margins, with Mexico, Central America and the Dominican Republic showing margins higher than our consolidated operating margin in 2006 and the remainder showing lower margins or, in the case of Brazil, operating losses.

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

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil, Colombia and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. The appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, whereas the depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded a foreign exchange gain of Ps. 2,237 million in 2006, Ps. 2,281 million in 2005 and Ps. 2,273 million in 2004. Changes in currency exchange rates also affect the fair value of financial instruments that we may use the manage our currency risk exposures and consequently our net income. Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. Our non-Mexican subsidiaries and affiliates accounted for approximately 53.4% of our 2006 operating revenues, as compared to 50.8% in 2005.

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

Composition of Operating Revenues

Most of our operating revenues (83.4% in 2006) come from the sale of airtime and other services. Of our service revenues, the largest portion is from usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

Consolidated Results of Operations

The discussion below includes the results of our transactions with affiliates, including Telmex. Affiliate transaction information is presented in Note 17 to our audited consolidated financial statements.

Operating Revenues

Operating revenues increased by 23.6% in 2006 and by 30.8% in 2005. The Ps. 44,691 million increase in revenues in 2006 reflects principally subscriber growth and increased traffic. We experienced subscriber growth in all of our markets during 2006.

In 2006 and 2005, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. In addition, our average revenues per subscriber were affected during 2006 by lower effective rates in some of our principal markets resulting from regulatory changes and by a higher portion of our total subscriber base being represented by prepaid subscribers, which generate on average lower revenues than postpaid subscribers.

Service revenues accounted for Ps. 41,322 million of the Ps. 44,691 million increase in operating revenues in 2006. This represents a 26.8% increase in service revenues between 2005 and 2006. We have experienced an increase in revenues from other services, such as data-services, including SMS messaging, and other value-added services. Revenues from value-added services and other services increased by 35.1% in 2006 to Ps. 29,394 million, and as a percentage of service revenues increased to 15.04% in 2006 from 14.12% in 2005.

The increase in operating revenues in 2006 includes a Ps. 3,369 million, or 9.5%, increase in equipment revenues reflecting subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues decreased from 18.7% in 2005 to 16.6% in 2006, reflecting principally a larger and increasing proportion of our equipment revenues represented by sales of SIM cards for GSM equipment, which have a lower price than handsets.

In 2005, our operating revenues increased by Ps. 44,657 million, or 30.8%, compared to 2004. This increase reflected principally subscriber growth and increased traffic.

The increase in operating revenues in 2005 includes a Ps. 9,618 million, or 37.2% increase in equipment revenues which reflected primarily subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues increased from 17.8% in 2004 to 18.7% in 2005.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 46.7% of operating revenues in 2006, 49.5% of operating revenues in 2005 and 48.5% of operating revenues in 2004. Cost of services and equipment increased by 16.6% in 2006 and by 33.4% in 2005. The decrease in cost of services and equipment relative to revenues in 2006 compared to 2005 reflects primarily an improvement in efficiencies in our costs and expenses, principally in infrastructure costs, such as links and network maintenance costs.

We experienced rapid subscriber growth during 2006 and 2005. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 62,372 million in 2006 and Ps. 56,295 million in 2005, and primarily represents the cost of handsets sold to subscribers. Equipment costs increased by 10.8% in 2006 and by 34.2% in 2005. Our cost of equipment significantly exceeded our equipment revenues by 37.8% during 2006 and 37.0% during 2005, since we subsidize the cost of equipment for new subscribers.

Cost of services increased by 24.9% in 2006, to Ps. 46,972 million. This increase in cost of services was slower than the growth in service revenues, which increased by 26.8% in 2006. Cost of services increased by 28.7% in 2005 as compared to 2004, while service revenues increased by 29.4% during the same period. These costs have increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services.

Commercial, administrative and general—Commercial, administrative and general expenses represented 16.5% of operating revenues in 2006 and 20.1% of operating revenues in both 2005 and 2004. On an absolute basis, commercial administrative and general expenses increased by 1.2% in 2006 and 31.2% in 2005. The improvement in our commercial, administrative and general expenses relative to revenues in 2006 compared to 2005 reflect primarily an improvement in efficiency in our billing efforts, particularly in Brazil, and a decrease in subscriber acquisition costs, such as advertising costs and commissions. Notwithstanding our cost control measures and increasing scale, these expenses outpaced revenue growth in 2005 due principally to increased subscriber acquisition costs, including commissions and marketing expenses.

Depreciation and amortization—Depreciation and amortization increased by 22.6% in 2006 and by 10.7% in 2005. The increases in depreciation and amortization in 2006 and 2005 reflect the substantial investments made in our networks, particularly in connection with the launch and expansion of GSM services in many of our markets.

In accordance with a recent change in Mexican FRS, as from January 1, 2005 we no longer amortize goodwill. In 2004, the amortization of goodwill was Ps. 1,183 million. If we had continued recording amortization of goodwill during 2005 and 2006, we would have reported Ps. 1,118 million during each year in additional depreciation and amortization expense.

Operating Income

Operating income increased by 67.2% in 2006 and 38.8% in 2005. With the exception of Telecom Americas, all of our subsidiaries reported operating income in 2006. In 2005, all of our subsidiaries other than Telecom Americas reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 25.3% in 2006, 18.7% in 2005 and 17.6% in 2004. The improvement in our operating margin during 2006 reflects principally an improvement in margins on our wireless activities across our geographic segments, particularly in Brazil, Mexico and Colombia. The improvement in our operating margin in 2005 resulted primarily from a decrease in our depreciation and amortization expenses relative to our operating revenues.

Comprehensive Financing (Income) Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing cost of Ps. (27) million in 2006, as compared to comprehensive financing cost of Ps. (2,690) million in 2005 and comprehensive financing income of Ps. 2,080 million in 2004. The decrease in our comprehensive financing cost between 2006 and 2005 reflects principally a decrease in net other financing costs of Ps. 2,204 million, a decrease in net interest expense of Ps. 715 million and a decrease in foreign exchange gain of Ps. 44 million. These factors more than offset a decrease in net monetary gain of Ps. 200 million. The change in our comprehensive financing results between 2005 and 2004 reflects principally significant increases in our interest expense and other financing costs.

For 2006 and 2005, changes in the components of comprehensive financing cost were as follows:

•

In 2006, we had a decrease in net interest expense of Ps. 715 million (not including changes in fair value or costs of our financial derivative instruments). The decrease was primarily related to a decline in the average cost of our indebtedness and higher interest income resulting from an increase in our average cash balance. In 2005, we recorded an increase in net interest expense of U.S.$2,227 million as compared to 2004, primarily as a result of an increase in our total indebtedness as well as an increase in the percentage of our total debt by longer term debt.

•

We had a foreign exchange gain, net of Ps. 2,237 million in 2006, as compared to a gain of Ps. 2,281 million in 2005 and Ps. 2,273 million in 2004. The foreign exchange gain in 2006 was primarily attributable to currency appreciation of the Brazilian real against the U.S. dollar. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar, and not just on the basis of changes between the Mexican peso and the U.S. dollar.

•

Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. In 2006, we reported a Ps. 3,709 million net monetary gain, as compared to Ps. 3,909 million in 2005 and Ps. 3,962 million in 2004. The decrease in 2006 was primarily related to an increase in our average monetary assets, which more than offset an increase in inflation principally in Mexico.

•

We reported a net other financing cost of Ps. 1,358 million in 2006, Ps. 3,562 million in 2005 and Ps. 1,194 million in 2004. Net other financing costs include valuation of financial instruments, commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. In 2006, our net financing costs were principally attributable to losses of Ps. 1,326 million on the value of our investment in CompUSA. Our net financing costs in 2005 were principally attributable to fair value losses recorded on derivative instruments held by the Company.

Income Tax and Employee Profit-Sharing

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 27.5%, 1.05% and 31.4% for 2006, 2005 and 2004, respectively. The increase in our effective tax rate in 2006 principally reflects an increase in operating income, as well as the absence of tax losses in 2006 as compared to 2005. The decrease in our effective tax rate in 2005 principally reflects lower provisions as a result of significant tax losses recognized in Mexico arising from an internal corporate reorganization undertaken during the fourth quarter of 2005. As part of this reorganization, AM Latin America LLC, a Delaware limited liability company through which we held our interests in the non-Mexican operations, sold its interests in our non-Mexican operations to other subsidiaries generally located in our different geographic markets. The one-time capital loss recorded in connection with this reorganization resulted in a reduction of Ps. 10,519 million to our income tax expense during 2005. See Note 19(a) to our audited consolidated financial statements included in this annual report. The increase in our effective tax rate in 2004 reflects principally an increase in deferred taxes relating mainly to our operations in Mexico. These deferred taxes recognized in Mexico were recorded principally in connection with losses or expenses arising from the sale and leaseback of a telephone plant in December 2004, licensing payments made in respect of our trademarks and an increase in inventories. The statutory rate of Mexican corporate income tax was 29% in 2006, 30% in 2005 and 33% in 2004. The Mexican corporate income tax rate is scheduled to decrease to 28% in 2007.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income.

Other Income (Loss), Net

In 2006, we recorded other net income of Ps. 466 million, compared to other net loss of Ps. 426 million in 2005 and other net income of Ps. 96 million in 2004. The income in 2006 reflects principally a gain recorded in connection with the modification of Telcel’s 800 megahertz concession for Region 9. See Note 9.1 to our audited consolidated financial statements. The loss in 2005 reflects losses on the sale of a telephone plant by Telcel in connection with a sale and leaseback transaction.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net gains of Ps. 36 million in 2006, losses of Ps. 44 million in 2005 and losses of Ps. 100 million in 2004. The net gains in 2006 reflect principally our share of the net gains reported by Telvista. The net losses in 2005 and 2004 reflect principally our share of the net losses reported by Telvista.

Net Income

We had net income of Ps. 42,816 million in 2006, Ps. 31,858 million in 2005 and Ps. 17,923 million in 2004. The increase in net income in 2006 reflects principally the increase in operating income. The increase in net income in 2005 principally reflects the increase in operating income and the decrease in income tax expense.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2004 and 2005 are restated at constant pesos as of December 31, 2006 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2005 was restated in constant pesos as of December 31, 2006 by applying a factor of 1.0405.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2004	% Change	2005	% Change	2006	% Change
Guatemalan quetzal	1.4525	3.9%	1.4092	(3.0)%	1.4324	1.6%
U.S. dollar(1)	11.2648	0.3	10.7109	(4.9)	10.881	1.5
Brazilian real	4.2438	9.1	4.5759	7.8	5.0893	11.2
Colombian peso	0.0047	17.5	0.0047	(0.0)	0.0049	4.2
Argentine peso	3.7814	(1.3)	3.5326	(6.6)	3.55	0.5
Dominican peso	—	—	—	—	0.322	—

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 20 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2004	% Change	2005	% Change	2006	% Change
Wireless
Mexico	28,851	23.1%	35,914	24.5%	43,190	20.3%
Brazil	13,657	43.4	18,659	36.6	23,881	28.0
Southern Cone(2)	3,587	154.2	8,851	146.8	13,247	49.7
Colombia	5,814	58.2	13,775	136.9	19,521	41.7
Andean Region(3)	2,326	51.3	6,050	160.1	9,026	49.2
Central America(4)	2,276	89.0	3,946	73.4	5,875	48.9
Caribbean(5)	—	—	—	—	2,140	—
United States	4,393	48.8	6,134	39.6	7,897	28.7

Total wireless	60,904	39.2	93,329	53.2	124,777	33.7

	Number of subscribers (in thousands) as of December 31,(1)
	2004	% Change	2005	% Change	2006	% Change
Fixed
Central America(6)	1,688	3.4	1,996	18.2	2,097	5.1
Caribbean(5)	—	—	—	—	734	—
Total Fixed	1,688	3.4	1,996	18.2	2,831	41.8%

Total Lines	62,592	37.9	95,325	52.3	127,608	33.9

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay. We began consolidating our Chilean and Paraguayan operations in 2005.
(3)	Includes Ecuador and Peru . We began consolidating our Peruvian operations in 2005.
(4)	Includes El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes the Dominican Republic. We began consolidating our Dominican operations in 2006.
(6)	Includes El Salvador, Guatemala and Nicaragua.

Mexico

Telcel’s operating revenues increased by 17.14% in 2006 and by 22.4% in 2005, benefiting from subscriber growth and increases in traffic and (during 2006) in interconnection revenues. We believe that the increase in traffic and interconnection revenues during 2006 resulted primarily from the implementation of the national “calling party pays” system in Mexico. The increase in revenues during both years also reflect growth in the sale of value-added services. The number of Telcel subscribers increased by 20.3% between December 31, 2006 and 2005, compared to an increase of approximately 24.5% between December 31, 2005 and 2004.

We experienced increases in average MOUs per subscriber of approximately 10% in 2006 and approximately 4.0% in 2005. ARPUs decreased in 2006 by approximately 5.0% and by approximately 4.3% in 2005. During 2006 and 2005, we lowered the effective price of some of our services in Mexico, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. In addition, in 2006 and 2005, our ARPUs were negatively affected by an increase in the share of our total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction was of 10% in 2005, increasing to 23% in 2006 and 37% in 2007, in each case as compared to 2004 rates. See “Information on the Company—Mexican Operations—Regulation—Interconnection” under Item 4. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. In addition, our ARPUs during 2006 were negatively affected by a reduction in revenues from long distance services, as a result of the implementation of the national and international “calling party pays” system. Telcel’s churn rate increased from approximately 3.0% in 2004 to 3.1% in 2005 and 3.2% in 2006.

Operating income increased by 35% in 2006 and by 30.4% in 2005. Our operating margin was 44.3% in 2006 and 38.4% in 2005. The increase in operating margin in 2006 reflects a reduction in equipment subsidies, royalties (aprovechamientos) and advertising and other sales costs and expenses. In recent years, an increasing proportion of Telcel’s equipment revenues has been represented by sales of SIM cards, which are not subsidized. The increase in operating margin in 2005 reflects a combination of factors, including lower cost of equipment per subscriber and greater efficiency resulting from increasing scale. In addition, GSM traffic is an increasing component of our total traffic in Mexico, and GSM traffic is not subject to the royalties (aprovechamientos) payable in respect of services under our 800 megahertz (Band B) concessions. Finally, with the growth in its subscriber base, Telcel’s depreciation and amortization expenses have remained flat as a percentage of its operating revenues, from 6.72% in 2005 to 6.7% in 2006.

Brazil

Telecom Americas’ operating revenues increased by 24.4% in 2006 and by 28.7% in 2005. The increase in operating revenue in 2006 was primarily attributable to increased traffic and subscriber growth. In addition, the increase in revenues during 2006 reflects a change in the methodology required in Brazil for the recognition of interconnection fees from “bill and keep” to “full bill”. Under the new methodology, we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system. Had Telecom Americas accounted for interconnection fees on a consistent basis during both 2006 and 2005, operating revenues in 2006 would have increased by 17.7%. The increase in operating revenues in 2005 was attributable primarily to subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2006 compared to 2005 and in 2005 compared to 2004 contributed to the increase in operating revenues in both years. The number of Telecom Americas’ subscribers increased by 5.2 million subscribers from December 31, 2005 to December 31, 2006, to approximately 23.9 million subscribers. In 2005, the number of Telecom Americas subscribers increased by 5 million subscribers, to approximately 18.7 million subscribers as of December 31, 2005.

During 2006, average MOUs per subscriber declined by 13.7% and ARPUs increased by 10.6%, as compared to 2005. The decline in MOUs during 2006 reflects a larger prepaid subscriber base as a percentage of the total subscriber base, with prepaid subscribers recording on average less minutes of use than postpaid subscribers. The increase in ARPUs during 2006 was primarily attributable to the change in the methodology used for recognizing interconnection bills from “bill and keep” to “full bill”. Our churn rate was 2.8% in 2006 and 2.7% in 2005.

Telecom Americas reported an operating loss of Ps. 4,160 million in 2006, as compared to a Ps. 9,136 million operating loss in 2005. The decline in operating losses in Brazil during 2006 reflects primarily an improvement in our cost management, in particular with respect to advertising, interconnection and collection costs and improvement in the efficiency of our billing efforts. In addition, during 2005, we adopted more conservative recognition policies regarding delinquent subscribers, which affected our operating income in Brazil. In addition, our operating margin in Brazil continues to be affected by a high level of depreciation and amortization expenses relative to revenues. Depreciation and amortization expenses represented 24% of our operating revenues in Brazil during 2006, as compared to 11.58% on a consolidated level for the same year.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 50.5% in 2006. The increase in 2006 was attributable primarily to subscriber growth to the consolidation of Claro Chile during the full year 2006, as compared to four months during 2005. In 2006, the number of subscribers in the Southern Cone increased by 4.4 million subscribers, to approximately 13.3 million subscribers as of December 31, 2006. Average MOUs per subscriber decreased by 12.5% in 2006 compared to 2005, while ARPUs declined by 20.5% during the same period, and we experienced a decrease in our churn rate, from 2.28% in 2005 to 1.85% in 2006. The decline in MOUs and ARPUs in 2006 principally reflected subscriber growth and an increase in value added services. New subscribers in Argentina, Paraguay and Uruguay generally generate lower average revenues than existing subscribers as a result of higher airtime subsidies and lower usage. In addition, ARPUs in 2006 were negatively affected by an increase in the share of total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services.

We reported operating income of Ps. 1,306 million in 2006 in our operations in the Southern Cone, as compared to operating income in 2005 of Ps. 223 million. This reflected principally both the increased scale of our business in Argentina and lower acquisition costs per subscriber, principally lower average handset acquisition costs.

Colombia

Our operating revenues in Colombia increased by 32.4% in 2006 and by 61.3% in 2005. The increase in operating revenues in 2006 and 2005 was attributable principally to subscriber growth and increased traffic. In 2006, the number of subscribers in Colombia increased by 41.7% to approximately 19.5 million as of December 31, 2006. In 2005, the number of subscribers in Colombia increased by 136.9%, to approximately 13.8 million. We experienced a decrease in average MOUs per subscriber by 7.6% in 2006 and 3.4% in 2005, while ARPUs decreased by approximately 24.5% in 2006 and 22.8% in 2005. The decline in ARPUs during 2006 reflected principally subscriber growth and a reduction in interconnection tariffs. A substantial majority of our subscriber growth in Colombia in recent years was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate in Colombia increased from 1.5% in 2005 to 1.7% in 2006.

Our operating income in Colombia increased by 261% in 2006. Our operating margin was 21.4% in 2006 and 7.8% in 2005. The increase in operating margin during 2006 resulted principally from combination of factors, including the increased scale of our business in Colombia and a reduction in subscriber acquisition costs.

Andean Region—Ecuador and Peru

Our operating revenues in Ecuador and Peru increased by 47.3% in 2006 and by 82% in 2005. The increase in operating revenues in 2006 and 2005 was attributable principally to subscriber growth and increased traffic, as well as to the acquisition of América Móvil Perú in August 2005. We started consolidating the results of América Móvil Perú in September 2005. If we had consolidated América Móvil Perú during the full-year 2005, our operating revenues in the Andean Region would have increased by 39.6% during 2006. In 2006, the number of subscribers in the Andean Region increased by 49.2% to approximately 9.0 million as of December 31, 2006. In 2005, the number of subscribers increased by 160.1%, to approximately 6.0 million as of December 31, 2005. We experienced no material changes in average MOUs per subscriber during 2006 or 2005, while ARPUs decreased by approximately 21.1% in 2006 and by approximately 9.8% in 2005. The decline in ARPUs during 2006 reflected principally subscriber growth and a reduction in interconnection tariffs. Our churn rate in the Andean Region increased from 2.9% in 2005 to 3.0% in 2006.

Our operating income in the Andean Region increased by 128% in 2006. Our operating margin was 21.9% in 2006 and 14.1% in 2005. The increase in operating margin during 2006 resulted principally from a combination of factors, including lower depreciation and amortization expenses and lower handset acquisition costs.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua increased by 7.5% in 2006 and by 11.4% in 2005. The increase reflected principally subscriber growth in the wireless sector, which more than offset a decrease in international and domestic fixed line traffic and long distance revenues. In 2006, the number of wireless subscribers in Central America increased by 48.9%, to approximately 5.9 million as of December 31, 2006, and the number of fixed line subscribers increased to approximately 2.1 million as of December 31, 2006 from 2.0 as of December 31, 2005. For the year ended December 31, 2006, wireless services accounted for approximately 41.7% of our operating revenues in Central America, and fixed-line and other services for approximately 58.3%, as compared to 38.2% and 61.8%, respectively, in 2005 for fixed-lines.

During 2006, we experience a 10.2% decline in average MOUs and a 25.6% decline in ARPUs, as compared to 2005. These declines primarily reflected increased competition for wireless customers in the region.

Our operating income in Central America decreased slightly in 2006, to Ps. 4,921 million from Ps. 5,196 million in 2005, and decreased slightly by 5.3% in 2006. Operating margin for this segment was 29.8% in

2006 and 33.9% in 2005. The decrease in operating income and margin in 2006 reflected principally increased maintenance costs in El Salvador and Guatemala in connection with damage and losses caused by hurricanes in the region and plant theft and increased advertising costs as a result of promotions to reinforce our “Claro” brand for wireless services in the region.

United States

Tracfone’s operating revenues increased by 24.6% in 2006 and by 18.5% in 2005. The increase in operating revenues in 2006 was attributable principally to subscriber growth and increased traffic. In 2006, the number of TracFone subscribers increased by 28.7%, to approximately 7.9 million as of December 31, 2006, and in 2005, the number of TracFone subscribers increased by 39.6%, to approximately 6.1 million as of December 31, 2005. Although average MOUs per subscriber increased in 2006 as compared to 2005 (by 5.1%) and in 2005 as compared to 2004 (by 6.8%), ARPUs declined by approximately 10.3% in 2006 compared to 2005. The decline in ARPUs in 2006 was primarily attributable to the increasing portion of TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate increased from 4.6% in 2005 to 5.3% in 2006.

Tracfone’s operating income was Ps. 731 million in 2006 and Ps. 743 million in 2005. Tracfone’s operating margin decreased from 6.5% in 2005 to 5.1% in 2006. The decline in operating margin principally reflected an increase in handset subsidies driven by greater discounts and promotions in equipment sales.

Liquidity and Capital Resources

Capital Requirements

Our capital requirements are primarily for the following purposes (figures in the following paragraphs are in nominal amounts):

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2006 and 2005, we invested approximately Ps. 33,684 million and Ps. 38,674 million, respectively, in plant, property and equipment. We have budgeted capital expenditures for 2007 to be approximately U.S.$3.3 billion. See “Capital Expenditures” under Item 4.

•

We pay dividends, and we also repurchase our own shares from time to time. We paid Ps. 4,164 million in dividends in 2006 and Ps. 12,948 million in dividends in 2005, and our shareholders have approved the payment of a Ps. 0.20 dividend per share in July 2007. Dividends for 2005 include an extraordinary dividend of Ps. 0.30 per share paid in December 2005, for a total of Ps. 10,877 million. We also spent (including commissions and value-added taxes) Ps. 6,528 million repurchasing our own shares in the open market in 2006 and Ps. 6,470 million in 2005. We also reduced our share capital by approximately 603 million L Shares, in respect of the Ps. 13,746 in net indebtedness that we assumed as part of the merger with Amtel. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2007.

•

During 2006 and 2005, we spent approximately Ps. 24,165 million (principally for the acquisition of Codetel) and Ps. 10,778 million, respectively, in order to acquire new companies and licenses and increase our interests in some of our subsidiaries. On March 30, 2007, we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI, for an aggregate purchase price of U.S.$1.89 billion (U.S.$2.21 billion before net debt adjustments).

•	We must pay interest on our indebtedness and repay principal when due.

The following table summarizes certain contractual liabilities as of December 31, 2006. Our purchase obligations and approximately 64.5% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest.

	Payments Due by Period
	Total	Less than 1 year		1-3 years	4-5 years	After 5 years
	(millions of constant pesos as of December 31, 2006)
Contractual obligations as of December 31, 2006:
Equipment leases	Ps. 4,507	Ps. 319		Ps. 4,188	Ps. —	Ps. —
Real estate leases	11,445	3,049		3,767	2,218	2,411
Long-term debt	85,819	—		20,270	24,268	41,281
Short-term debt	25,266	25,266		—	—	—
Purchase obligations(1)	24,485	20,568	(2)	3,917	—	—

Total	Ps. 151,522	Ps. 49,202		Ps. 32,142	Ps. 26,486	Ps. 43,692

(1)	See discussion below.
(2)	Includes approximately U.S.$1.89 billion (after net debt adjustments) in connection with our agreement to acquire TELPRI. We consummated the acquisition of TELPRI on March 30, 2007.

We have entered into agreements to purchase equipment for the expansion of our networks. Total amounts payable under those contracts that are not reflected in our accounts payable or paid are approximately U.S.$360 million (Ps. 3,917 million). We recognize a liability in our financial statements under these agreements when we have tested and accepted the equipment. Our payment obligations under these agreements are contingent on the suppliers’ compliance with their terms. América Móvil guarantees amounts payable by our subsidiaries under these agreements. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2006. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

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

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this Item 5 under “Overview— Effects of Recent Acquisitions” for more information about these transactions.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 71,047 million in 2006 and Ps. 60,864 million in 2005.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and capital expenditures and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets.

We believe that our working capital is sufficient for our present requirements.

Outstanding Indebtedness

As of December 31, 2006, our total consolidated indebtedness was Ps. 111,085 million. This compares to a total consolidated indebtedness of Ps. 87,250 million as of December 31, 2005.

Our cash and cash equivalents amounted to Ps. 43,472 million at December 31, 2006. This compares to cash and cash equivalents of Ps. 13,899 million as of December 31, 2005.

Without taking into account the effects of hedging instruments that we use to manage our interest rate and currency risk liabilities, approximately 63.5% of our indebtedness at December 31, 2006 was denominated in currencies other than Mexican pesos (approximately 56.7% in U.S. dollars and 6.8% in other currencies, principally in Colombian pesos), and approximately 39.5% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2006, Ps. 25,266 million (or 22.7%) was classified as short-term.

Our net debt (total debt minus cash and cash equivalents) at December 31, 2006 decreased by 7.8% as compared to December 31, 2005. Net debt at December 31, 2006 decreased to Ps. 67,613 million as compared to Ps. 73,351 at December 31, 2005. This decrease reflects the accumulation of cash during 2006, which was used to pay for the acquisition of TELPRI.

Since 2004, we have relied on the international debt markets as a principal source of financing, and in September 2006, we established a shelf registration for debt securities with the SEC. We have issued eight series of senior notes in the international debt markets—U.S.$3.6 billion in dollar-denominated senior notes and Ps. 13,000 million in peso-denominated senior notes. As a result of these offerings, we were able to extend the average life of our indebtedness at attractive rates. Our ability to access the international debt capital markets on these terms has been largely a function of the credit ratings given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated A3 by Moody’s Investors Service, BBB+ by Standard and Poor’s Rating Group and BBB+ by Fitch Ratings, which ratings are generally considered to connote “investment grade” debt with moderate to low credit risk. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. There are only a few Mexican companies with an investment grade rating, and the ability of those companies, including us, to maintain an investment grade rating is in large part contingent on Mexico maintaining its investment grade rating which it attained in 2000. The weighted average cost of all our third-party debt at December 31, 2006 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 6.9%.

Our major categories of indebtedness at December 31, 2006 are as follows:

•

U.S. dollar-denominated senior notes. At December 31, 2006, we had approximately U.S.$3,593 billion (Ps. 39,095 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets during 2004, 2005 and 2006:

•	U.S.$495 million (Ps. 5,386 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;

•	U.S.$798 million (Ps. 8,683 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$500 million (Ps. 5,440 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%; and

•	U.S.$300 million (Ps. 3,264 million) senior notes due 2007, bearing interest at a floating rate of LIBOR plus 0.625%;

•	U.S.$1,000 billion (Ps. 10,881 million) senior notes due 2035, bearing interest at a fixed rate of 6 3/8%; and

•	U.S.$500 (Ps. 5,440 million) senior notes due 2008, bearing interest at a floating rate of LIBOR plus 0.10%.

The senior notes are all guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

•

Mexican- peso denominated senior notes. On October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016, which were issued under our SEC shelf registration and sold in the international and Mexican debt capital markets. On December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036 sold in the international debt capital markets. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures. These notes are guaranteed by Telcel and limit our ability to incur secured debt and prohibit us from selling control of Telcel.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2006, we had Ps. 7,050 million in senior notes that had been sold in the Mexican capital markets. These senior notes were issued by us with a guarantee from Telcel, between 2002 and 2004, and have varying maturities, ranging from 2007 through 2010. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

As a result of our merger with Amtel, as of December 31, 2006, we had an additional Ps. 9,000 million in domestic senior notes that were sold in the Mexican capital markets. These notes were issued by Amtel during 2006 and were fully paid by us in January 2007.

•

Mexican peso-denominated commercial paper. At December 31, 2006, we had Ps. 3,000 in commercial paper that had been sold in the Mexican capital markets. This commercial paper was issued by us in December 2006 and matures in 2007. It bears interest at fixed rates.

•

Bank loans. At December 31, 2006, we had approximately Ps. 39,862 million outstanding under a number of bank facilities bearing interest principally at variable rates based on TIIE or LIBOR. In April 2006, we borrowed U.S.$2,000 million under a syndicated loan facility. The loan matures in April 2011, bears interest at LIBOR plus a spread and is guaranteed by Telcel. The proceeds from the loan were used to prepay indebtedness, principally bank loans, and for general corporate purposes. The facility limits our ability to incur on secured debt and pledge assets, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, or sell substantially all of our assets, to sell control of Telcel. The facility also does not permit restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the facility require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. The loan is subject to acceleration if there is a change of control.

As a result of our merger with Amtel, at December 31, 2006, we had additional Ps. 4,950 million in debt outstanding under a number of bank facilities bearing interest at fixed rates. These bank loans were repaid by us in January 2007.

•

Sale and leasebacks. During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2006, lease payment obligations under these contracts amounted to Ps. 3,534 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in 2004 and 2005, Conecel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2006, lease payment obligations under the contract amounted to U.S.$89 million (Ps. 973 million). Payments are due on a monthly basis through 2008 and bear interest at LIBOR plus a spread.

•

Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2006, the aggregate principal amount outstanding under these notes was Ps. 4,374 million.

•

Colombian peso-denominated commercial paper. In 2006, Comcel issued Colombian peso-denominated commercial paper that had been sold in the Colombian capital markets. This commercial paper bears interest at a 7.8% fixed rate and matures in 2007. At December 31, 2006, the aggregate principal amount outstanding was Ps.729 million.

At December 31, 2006, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 99,268 million (U.S.$9,123 million), excluding subordinated debt owed to us or our other subsidiaries. In addition, at December 31, 2006, our operating subsidiaries other than Telcel had indebtedness of Ps. 9,694 million (U.S.$891 million).

On March 13, 2007, Claro Chile entered into a syndicated loan facility for an aggregate amount of Ps. 4,323 (U.S.$400 million). This loan matures in April 2012, bears interest at TAB plus a spread and is guaranteed by América Móvil.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2006, after taking into account derivative transactions, approximately 34.2% of our total debt was effectively denominated in U.S. dollars and approximately 42.3% was effectively subject to floating rates.

As of December 31, 2006, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$1,300 million of our total U.S. dollar-denominated debt. Under these swaps, we have effectively replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos. In addition, we had entered into U.S. dollar-Mexican peso forwards for a total of U.S.$770 million to hedge our exposure to our U.S. dollar denominated debt.

As of December 31, 2006, we had entered into Mexican peso-U.S. dollar cross currency and interest rate swaps in respect of Ps.1,000 million of our total Mexican peso at a variable rate denominated debt. Under these swaps we have effectively replaced our obligation to make payment in Mexican pesos at a variable rate with an obligation to make payment in U.S. dollars at a variable rate.

A significant portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2006, the aggregate notional amount of domestic interest rate swaps was Ps. 3,000 million.

In addition, as of December 31, 2006, we had U.S. dollar-Mexican peso cross currency and interest rate swaps with an aggregate notional amount of U.S.$400 million that were not at the time hedging any underlying liability. We had originally entered into these instruments to hedge underlying risks arising from debt, but during 2004 or 2005 we refinanced the underlying debt and decided to maintain the derivative instruments.

The aggregate effect of all of our derivative instruments during 2006 was a gain of Ps. 486.52 million reflected as other financing costs, net of comprehensive financing income (cost) in our financial statements.

As of December 31, 2006, the fair value of our derivative instruments was Ps. 1,338.69 million.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 39,170 million in 2006, Ps. 31,834 million in 2005, and Ps. 18,084 million in 2004. Compared to Mexican FRS, net income under U.S. GAAP was approximately 8.70% lower in 2006 and 0.30% lower in 2005.

There are several differences between Mexican FRS and U.S. GAAP that significantly affect our net income and stockholders’ equity. The most significant differences in their effect on 2006 net income related to the recording of deferred income taxes, the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation, the recognition and depreciation of capitalized interest on assets under construction and the recognition of gains in respect of changes made to Telcel’s 800 megahertz concession for Region 9. Under Mexican FRS, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restate its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restate nonmonetary assets based on the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor). During 2006, restatement based on the Mexican National Consumer Price Index would have resulted in a higher carrying value for our plant and equipment and higher depreciation expenses, and the corresponding U.S. GAAP reconciliation adjustments resulted in decreases in our net income and increases in our stockholders’ equity under U.S. GAAP as compared to Mexican FRS. Under Mexican FRS, we expense net financing costs on assets under construction, whereas for U.S. GAAP purposes, these costs must be capitalized in property, plant and equipment and depreciated over the lives of the related assets. During 2005 and 2006, we had significant financing costs with respect to assets under construction, and the corresponding U.S. GAAP reconciliation adjustments resulted in increases to our net income and stockholders’ equity under U.S. GAAP as compared to Mexican FRS. Finally, during 2006, for U.S. GAAP purposes, we recorded significant deferred income tax expenses in respect of some of our reconciliation adjustments, including on the restatement of the carrying value of property, plant and equipment. In April 2006, the SCT approved changes to Telcel’s 800 megahertz concession for Region 9, reflecting a definitive court judgment eliminating our obligation to pay semi-annual fees (aprovechamientos) in respect of that concession, which was renewed in 2000. In exchange, we made a one-time payment of Ps. 2,184 million, which we were able to credit against previously paid semi-annual fees. Under Mexican FRS, we recognized a gains in respect of previously paid semi-annual fees, which was reversed in the reconciliation to U.S. GAAP because under the latter such gain is considered a contingency gain that can only be recognized when realized. Other differences that had a significant effect on 2006 net income relate to the recording of deferred employee profit sharing, the presentation of minority interests and the effect of inflation accounting on U.S. GAAP adjustments. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect principally these same matters, as well as the reversal of the amortization of goodwill under Mexican FRS through 2004 and of net gains on sales to affiliates and the application of EITF 00-21 (relating to revenue arrangements with multiple deliverables). For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 21 to our audited consolidated financial statements.

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

Purchase accounting—purchase price allocation

During 2006, 2005 and 2004, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2006 to Ps. 19,060 million, or 10.9% of our operating costs and expenses. See Note 8 to our audited consolidated financial statements.

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

Impairment

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated. The recoverable value of the related assets is defined as the higher of the asset’s net selling price or its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

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

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2006, we had a valuation allowance covering approximately 75.08% of our deferred tax assets of Ps. 17,360 million.

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

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. The Board of Directors is supported by our committees, especially by our Audit Committee, which is comprised by independent members and oversees our corporate practices. In particular, the Board of Directors must approve prior opinion of the competent committee, among others:

•	our non-ordinary course transactions with related parties;

•	the use and disposition of the company’s assets;

•

certain material transactions such as (a) transactions not in the ordinary course of business, (b) transactions representing an investment greater than 5% of the company’s assets on a consolidated basis and (c) transactions involving guarantees or the incurrence of financial obligations for more than 5% of the company’s assets on a consolidated basis;

•	executive and director compensation;

•	appoint and discharge our chief executive officer; and

•

waivers for board members, executives and other persons with influence on the company, to benefit from business opportunities pertaining to the company. The Company must publicly disclose any case in which the resolution of the board differs from the opinion of the committee regarding any of these matters.

Additionally, in the event that a person or group of persons intend to acquire an amount of shares equal or exceeding 10% of our voting stock, our Board of Directors’ authorization is required. In the event that our Board of Directors rejects the relevant authorization, it shall appoint a substitute acquirer.

Our bylaws provide for the Board of Directors to consist of between five and 21 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and an alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law, shareholders are required to make a determination as to the independence of our directors, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Law, at least 25% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and the Executive, Audit, Compensation and Investments Committees were elected or ratified at a shareholders’ meeting held in April 27, 2007, with nine directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law (Ley del Mercado de Valores, or the “Mexican Securities Market Law”), the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Patrick Slim Domit Chairman and Member of the Executive Committee	Born: First elected: Term expires: Other directorships:	1969 2004 2008 Director of Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Telmex and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1966 2000 2008 Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom and Grupo Carso, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Director	Born: First elected: Term expires: Principal occupation:	1950 2000 2008 Vice-chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V.
	Other directorships:	Co-Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Telmex and Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born: First elected: Term expires: Principal occupation: Other directorships:

1960

2000

2008

Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

María Asunción Aramburuzabala Larregui Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1963 2000 2008 Chief Executive Officer of Tresalia Capital Director of Grupo Modelo, S.A.B. de C.V., Grupo Televisa, S.A.,Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks
	Business experience:	President of Tresalia Capital

Rayford Wilkins Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1951 2005 2008 Group President AT&T
	Other directorships:	Various positions in the wireless industry at SBC Group

John Stephens Director	Born: First elected: Term expires: Principal occupation:	1959 2005 2008 Senior Vice President and Controller AT&T

Pablo Roberto González Guajardo Director and Member of the Compensation Committee	Born: First elected: Term expires: Principal occupation: Other directorships: Business experience:

1967

2007

2008

Chief Executive Officer of Kimberly Clark de México, S.A.B. de C.V.

Member of the board of directors of Corporación Scribe, S.A.P.I. de C.V.

Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born: First elected: Term expires: Other directorships:	1930 2000 2008 Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Ernesto Vega Velasco Director	Born: First elected: Term expires: Principal occupation:	1937 2007 2008 In retirement. Member of the board of directors and audit, planning and finance and evaluation and compensation committees of certain companies
Other directorships:

Chairman of the Board of Directors of Wal-Mart de México, S.A.B. de C.V. and director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and alternate director of Industrias Peñoles, S.A.B. de C.V.

	Business experience:	Since 1971, various positions in the Desc group, where he was eventually appointed Corporate Vice-president

Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born: First elected: Term expires: Other directorships:	1960 2004 2008 Director of Grupo Financiero Value, S.A. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú. Patrick Slim Domit is the son of Carlos Slim Helú.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Pursuant to an agreement between Amtel, our former controlling shareholder, and AT&T, two members of the Executive Committee are named by our Mexican controlling shareholders and one member by AT&T, Inc. (formerly SBC International, Inc.). According to reports of beneficial ownership of our shares filed with the SEC on May 4, 2007, the Slim Family and a Mexican trust that holds AA Shares for the benefit of the Slim Family (the “Control Trust”) expect to enter into amendments of the agreement with AT&T pursuant to which the Slim

Family and the Control Trust will act as successors to Amtel (except that we do not expect to enter into a Management Services Agreement with the Control Trust or the Slim Family). See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, named by AT&T.

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, David Ibarra Muñoz and Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	informing the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports provided by the Mexican Securities Market Law;

•	review with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts, when deemed appropriate or when required by law;

•	approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;

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

•	evaluation of performance of the external auditors;

•	review and discussion of the financial statements of the company and advising the board of directors of the committee’s recommendations for approval of such financial statements;

•

the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations; and

•	perform any other functions the Board of Directors may delegate to the Audit Committee.

In addition, pursuant to our bylaws, the Audit Committee is in charge of our corporate governance functions under the Mexican securities laws and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit Committee shall request opinions of our executive officers for purposes of preparing the annual report. The Board of Directors must seek the opinion of the Audit Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit Committee is independent, as independence is determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 of the U.S. Securities and Exchange Act of 1934.

External Auditor

Our external auditor is Mancera, S.C., a Member Practice of Ernst & Young Global, a public registered firm. Pursuant to our bylaws, the external auditor is required to issue a report in connection with our financial statements, prepared in accordance with generally accepted audit procedures and accounting principles. The external auditor may be called to participate in meetings of our Board of Directors. However, the external auditor shall have no vote and shall not engage in any discussion which may affect his independent status or may create a conflict of interest. The external auditor is responsible for the preparation of the audit report (dictamen) of our financial statements. The auditing firm is selected by the Board of Directors based on the opinion of the Audit Committee.

Compensation Committee

The Compensation Committee consists of Messrs. David Ibarra Muñoz and Pablo Roberto González Guajardo. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

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

Investments Committee

The Investments Committee consists of Messrs. Patrick Slim Domit, Daniel Hajj Aboumrad, Pablo Roberto Gonzalez Guajardo, Alejandro Soberón Kuri, David Ibarra Muñoz, Rayford Wilkins and María Asunción Aramburuzabala Larregui. The mandate of the Investments Committee is to analyze, approve and execute the terms and conditions of proposed investments and acquisitions. The Committee has authority to review, approve and execute any and all actions required to consummate proposed investments and acquisitions.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:	2001 General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos (Pemex)

Carlos Cárdenas Blásquez Latin American Operations	Appointed: Business experience:

2000

Various positions at Telmex, including Operating Manager for the paging service company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A. de C.V.

Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Mijares, Angoitia, Cortés y Fuentes, S.C.

José Elías Briones Capetillo Administration and Finance	Appointed: Business experience:	2001 Comptroller of Telcel

Mr. Carlos Cárdenas Blásquez is the son-in-law of Jaime Chico Pardo, one of our directors.

Chief Executive Officer

Under our bylaws, the chief executive officer is entrusted with the performance, conduct and execution of our day-to-day business activities. The chief executive officer is responsible for recommending our internal control and internal audit guidelines and presenting business strategies for the approval of the Board of Directors. The chief executive officer is also required to present an annual report to the Board of Directors discussing, among other things:

•	the operations of the Company in the relevant year, as well as the policies followed and, if applicable, the principal pending projects;

•	the financial condition of the Company;

•	the recent results of the Company; and

•	the changes in the Company’s financial condition.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee) and senior management in 2006 was approximately Ps. 3.3 million and Ps. 27.2 million,

respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership

According to beneficial ownership reports filed with the SEC on May 4, 2007, Carlos Slim Helú holds 120,000 of our A Shares, 433 million of our AA Shares and 564 million of our L Shares directly, and his son and chairman of our Board of Directors, Patrick Slim Domit, holds 444 million of our AA Shares, 55,074 A Shares and 131 million of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú, together with his sons and daughters, including Patrick Slim Domit, may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 8.

Except as described above, according to the ownership reports of shares or other securities or rights in our shares prepared by our directors and members of senior management and provided to us, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. Directors and members of senior management are requested to provide ownership information of Company shares or other securities or rights in our shares on a yearly basis.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2006:

	December 31,
	2004	2005	2006
Number of employees	23,303	34,650	39,876
Category of activity:
Wireless	16,624	28,453	31,047
Fixed	6,679	6,197	8,829
Geographic location:
Mexico	9,354	11,129	12,370
United States	428	515	531
Other Latin America	13,521	23,006	26,975

As of December 31, 2006, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana) represented approximately 84.9% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In April 2007, Telcel and the union agreed to a 4% nominal increase in basic wages, retroactive to March 1, 2007.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including Telecom Americas, Telgua, ENITEL, CTE , CTI and TELPRI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2007:

Series	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	22,949	65.15%	—
AA Shares (no par value)	11,712	33.25	95.40%
A Shares (no par value)	564	1.60	4.60

Total	35,225	100.00%	100.00%

(*)	Except on limited matters for which L Shares have voting rights.

The AA Shares represented 95.40% of the full voting shares (AA Shares and A Shares) and 33.25% of the total capital stock of América Móvil as of April 30, 2007.

According to reports of beneficial ownership of our shares filed with the SEC on May 4, 2007, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares.

Our former controlling shareholder, Amtel, and AT&T Inc., as successors of Carso Global Telecom and SBC International, Inc., respectively, were parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. According to reports of beneficial ownership of our shares filed with the SEC on May 4, 2007, the Slim Family and a Mexican trust that holds AA Shares for the benefit of the Slim Family (the “Control Trust”) expect to enter into amendments of the agreement with AT&T pursuant to which the Slim Family and the Control Trust will act as successor to Amtel (except that we do not expect to enter into a Management Services Agreement with the Control Trust or the Slim Family). According to reports of beneficial ownership filed with the SEC, the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this item 7.

The following table identifies each owner of more than 5% of any series of our shares as of April 30, 2007. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares.

	AA Shares		A Shares		L Shares		Percent of Voting Shares(*)
Shareholder (1)	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
Control Trust(2)	5,446	46.5	—	—%	—	—%	44.4%
AT&T Inc.	2,869	24.5	—	—	—	—	23.4
Inmobiliaria Carso(3)	691	5.9	—	—	709	3.1	5.6

(*)	Except on limited matters for which L Shares have voting rights.
(1)	Based on beneficial ownership reports on Schedule 13G filed with the SEC on February 15, 2007, we believe that as of December 31, 2006, FMR Corp was the beneficial owner of approximately 1,540 million of our L Shares. This holding would have represented 6.7% of our outstanding L Shares as of April 30, 2007. We do not know whether this institution has changed its investment in our L Shares since December 31, 2006.
(2)	Based on beneficial ownership reports filed with the SEC on May 4, 2007, the Control Trust is a Mexican trust which directly holds AA Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 1,779,218,535 AA Shares and 1,979,425,027 L Shares representing 15.19% and 8.63%, respectively, of each series and 14.50% of the total voting shares. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any of our shares. According to reports of beneficial ownership of shares filed with the SEC on May 4, 2007, the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares.
(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the of the outstanding voting equity securities of Inmobiliaria Carso. Ownership of all A Shares, L Shares and AA Shares owned or controlled by Inmobiliaria Carso and other Mexican entities is deemed to be shared among each member of the Slim Family. The Slim Family may be deemed to control us through their beneficial ownership held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares.

As of April 30, 2007, 65.6% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.98% of the L Share ADSs were held by 12,596 registered holders with addresses in the United States. As of such date, 29.8% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.83% of the A Share ADSs were held by

5,564 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2006, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 40,000 million, and in April 2007 we were authorized to repurchase an additional Ps. 10,000 million. As of April 30, 2007, we had repurchased 6,111 million L Shares and 29 million A Shares, with an aggregate value of approximately Ps. 36,787 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex and subsidiaries

We have, and expect to continue to have, a variety of contractual relationships with Telmex and its subsidiaries, including some of its international subsidiaries. These relationships include agreements arising out of the spin-off and certain transitional arrangements.

According to beneficial ownership reports filed with the SEC, Telmex may be deemed to be under common control with us. Telmex is the only nationwide provider of fixed-line telephony in Mexico and a leading provider of fixed local and long-distance services. Telmex also offers voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

Continuing Commercial Relationships

Because both we and Telmex provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of Telmex’s private circuits; the provision of long distance services by Telmex to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between the operating subsidiaries of Telecom Americas and Embratel, a subsidiary of Telmex that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

These operational relationships between us and Telmex are material to our financial performance. In 2006, Ps. 13,407 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 967 million in accounts receivable from Telmex and certain of its subsidiaries, and accounts payable of Ps. 1,973 million to Embratel at December 31, 2006. Also in 2006, Ps. 6,305 million of our cost of sales was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

Other Commercial Relationships

In 2006, Telmex Perú, a subsidiary of Telmex in Peru, together with our subsidiary, América Móvil Perú, agreed to jointly build a fiber optic network along the coast of Peru of approximately 2,823 kilometers. The project will be completed in different phases. The first phase entails the construction of a portion of the network for an amount of U.S.$43 million. The construction of this phase was awarded through a private beauty-contest process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) and Grupo Condumex, S.A. de C.V. We may consider awarding additional phases of the project to CICSA, Condumex or other affiliated entities.

In addition, in 2005, Telmex Argentina, a subsidiary of Telmex, together with CTI Móvil, our subsidiary in Argentina, agreed to jointly build a fiber optic backbone network in Argentina of approximately 1,943 kilometers. The project will be completed in different phases. One of these phases entails the construction by CICSA of a portion of the network for an amount of U.S.$12.5 million. We may consider awarding additional phases or portions of the phases of the project to CICSA or other of our affiliated entities.

In November 2005, Embratel entered into an agreement with our subsidiary Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between R$5.0 million and R$ 6.0 million, depending on the capacity provided under the agreement.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately R$6.8 million on an annual basis. We may, from time to time, lease additional real estate from Embratel. In addition, Embratel leases real property from our subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is R$1.2 million.

In July 2005, Claro Chile and Telmex Chile, a subsidiary of Telmex, entered in to an agreement for the provision of capacity and infrastructure by Telmex Chile for a period of 20 years. Pursuant to the agreement, Claro Chile pays a monthly disbursement of U.S.$17.5 million (Ps. 195.1 million) as from August 2005.

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Telecom Américas.

The terms of these agreements are similar to those on which each company does business with unaffiliated parties.

Other Transactions

From time to time, we make investments together with affiliated companies and sell or buy investments to or from affiliated companies. We have pursued joint investments in the telecommunications industry with Telmex. See “Other Investments” under Item 4. Some of these transactions are described below.

In April 2006, we announced that Telmex and we had entered together into an agreement with Verizon to acquire through an equally-owned joint venture Verizon’s 28.5% indirect equity interest in CANTV for an aggregate purchase price of U.S.$676.6 million in cash. However, the agreement was terminated by the parties in February 2007 as a result of failure to obtain necessary governmental and other regulatory approvals in Venezuela.

Transactions with Other Affiliates

We have an agreement to receive consulting services from AT&T. In 2006, we paid U.S.$28.5 million to Amtel (with whom we had a consulting services agreement before the merger) and U.S.$1.0 million to AT&T in compensation for their respective services. Our board of directors approved the payment of U.S.$30 million in fees to América Telecom during 2006 for consulting services under our consulting services agreement with Amtel. This agreement was terminated as part of our merger with Amtel.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with us. These services include insurance and banking services provided by Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Note 17 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8. Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-68.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the three-for-one stock split effected on July 19, 2005.

Year ended December 31,	Pesos per Share	Dollars per Share
2006	Ps. 0.1000	U.S.$	0.0091
2005(1)	0.3700		0.0345
2004	0.0350		0.0030

(1)	Includes the payment of an extraordinary dividend in December 2005, as described below.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2004 of Ps. 0.04 per share, payable in four installments of Ps. 0.013 per share in June, September and December 2004 and March 2005. We declared a dividend in April 2005 of Ps. 0.07 per share, payable in four installments of Ps. 0.0175 per share in June, September and December 2005 and March 2006. In addition, in December 2005, we declared an extraordinary dividend of Ps 0.30 per share, which was paid in a single installment on December 23, 2005. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, payable in a single installment in July 2006. In April 2007, our shareholders authorized a dividend of Ps. 0.20 per share, payable in a single installment in July 2007. These dividends were or will be paid on each series of our shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include, without limitation, tax, labor, antitrust and contractual claims and claims regarding interconnection practices or agreements and tariffs. See Note 16 to our audited consolidated financial statements included in this annual report.

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

Telcel

Cofeco

Administrative proceedings have been commenced by Cofeco against Telcel for alleged anti-competitive behavior in connection with: (i) actions by certain distributors of Telcel with regard to the purchase and sale of cellular equipment; (ii) exclusivity agreements with certain content providers; (iii) the refusal to grant interconnection to a certain provider of “trunking” services for the exchange of SMS short messages; and (iv) antitrust practices in the interconnection market. These proceedings are in varying procedural stages and no final ruling against Telcel has been issued. Also, we have been informed of pending administrative investigations regarding antitrust practices in the interconnection services market. If we are unsuccessful in challenging any of the aforementioned proceedings, they may result in significant fines or specific regulations applicable to Telcel. We have not made provisions in our financial statements for these potential liabilities because at the time our most recent financial statements were published, we could not reasonably determine the amount of such contingencies.

Interconnection Fees

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of Ps. 1.90 per minute to Ps. 1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by Cofetel, and the related agreements were registered with Cofetel. Certain telecommunications service providers challenged the framework, arguing that the proposed interconnection fees did not properly take into account costs associated with the interconnection fee applicable under the “calling party pays”, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter.

In September 2006, Cofetel ruled on the challenges and established a framework of interconnection fees applicable to the operators that challenged the previous framework. Under the resolution, interconnection fees applicable to such operators are: Ps. 1.71 per minute or fraction during 2005; Ps. 1.54 per minute or fraction for the period between January and September 2006; Ps. 1.23 per minute for the period between October and December 2006. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that wireless operators were entitled to a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

Following the Cofetel resolution, Telcel began participating in negotiations among fixed-line and wireless operators to establish a mutually acceptable interconnection tariff framework and resolve disputes arising from the resolution. During the last quarter of 2006 and the first quarter of 2007, Telcel reached an agreement with fixed-line and wireless operators comprising a substantial majority of the local and long-distance traffic delivered through Telcel’s network. Under the agreement, the following interconnection fees apply instead of the fees that otherwise would have applied under the Cofetel resolution: Ps. 1.54 per minute for the period between September 2006 and December 2006; Ps. 1.34 per minute for 2007; Ps. 1.21 per minute for 2008; Ps. 1.09 per minute for 2009; and Ps. 1.00 per minute for 2010. The interconnection fees are not based on the actual number of seconds of use, but rather on rounding each call to the next minute. Certain long-distance operators that had opposed the long-distance “calling party pays” system withdrew their administrative and judicial objections to it and became parties to the agreement. Although Telcel is continuing to negotiate with the operators that have not become parties to the agreement, we cannot assure you that these operators will decide to join the agreement.

We are currently applying the tariff framework established by Cofetel to those operators that have not become parties to the agreement. However, Telcel does not agree with Cofetel’s resolution and has initiated judicial proceedings (juicio de amparo) to challenge the resolution. We have obtained an injunction (suspensión definitiva) suspending the effects of some aspects of the resolution, but the injunction (as requested by us) does not suspend the application of the Cofetel tariff scheme, a suspension in respect of which would have exposed us to the risk of potentially having to return collected interconnection fees to other operators. We cannot predict the outcome of these proceedings; however, although the Cofetel tariff framework will reduce Telcel’s revenues from interconnection fees paid by the operators that are not party to the agreement, we do not currently anticipate that the Cofetel tariff framework will have a material adverse effect on our consolidated revenues. Also, the fixed-line operators that are not parties to the agreement, including Axtel and Avantel, initiated proceedings (juicios de nulidad) requesting the resolution to be declared null. As of the date hereof, no final resolution has been issued.

Short Message Services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay to the Mexican government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region but average approximately 6%. We believe that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty. In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. We are currently disputing these issues in an administrative proceeding, but have made provisions in our financial statements with respect to this potential liability for an amount of Ps. 375 million.

Tax Assessment

On March 3, 2006, the Mexican Tax Administration System (Sistema de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 271.6 million (Ps. 150.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,221.9 million in connection with royalty payments made to another subsidiary of América Móvil related to the use of certain trademarks. We believe that these deductions were made in accordance with applicable law and have challenged the validity of this assessment. Also, on June 4, 2007, the SAT notified us of an additional assessment of Ps. 522 million (Ps. 249.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 of Ps. 733.1 million in connection with the aforementioned royalty payments. Based on the foregoing, Telcel expects that the SAT will challenge similar deductions for royalty payments made during 2004, 2005 and 2006. We have not made provisions in our financial statements with respect to this potential liability because, based on our evaluation of available legal arguments, we believe that we will successfully challenge these assessments.

Comcel

Voice over IP

In March 2000, the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio, or “SIC”) issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million. Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review. Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators.

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

Distributors

In 2005, Comcel was notified of arbitration proceedings initiated against it by Celcenter Ltda., Punto Celular, Ltda. and Concelular, S.A., which were distributors of Comcel until May 2004. In October 2006, Comcel was also notified of an arbitration proceeding initiated against it by Movitel, Ltda., which was a distributor of Comcel until September 2006. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceedings, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately U.S.$22 million from Comcel. In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately U.S.$34 million from Comcel. We have made provisions in our financial statements with respect to these potential liabilities.

In the opinion of counsel representing Comcel in these matters, in the event the decision awards payment to the distributors by Comcel, the amount of these payments would not be as requested by the distributors. There can be no assurance that the awards would be consistent with our counsel’s opinion.

Telecom Americas

Anatel Inflation-Related Adjustments

ANATEL has challenged each of Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending. In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date in respect of the declaratory action filed by Tess. At December 31, 2006, the aggregate contested amounts were approximately U.S.$178 million, including potential penalties and interest. We have made provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to our acquisition of Telet and Americel, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, we increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements in respect of certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million. We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. Telecom Americas is defending itself vigorously against these claims. There can be no assurance, however, that we will ultimately prevail. We have not made provisions in our financial statements for this potential liability.

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

The cases against the other operators are still on their initial stages. Plaintiff has brought these other cases in the same state trial court that heard the case against Americel, but defendants have requested that the cases be transferred to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or the federal courts of Brazil. We intend to vigorously defend ourselves from these claims, and do not expect that there will be a resolution of these other cases within the next following years.

In the case of Americel, the plaintiff has requested the initiation of the necessary proceedings relating to the determination of damages. The court has estimated that the award for damages could amount to as much as approximately U.S.$ 270 million. In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial due to a court order that suspended the validity of the patent in question. The trial shall remain stayed as long as the patent remains suspended. The court is scheduled to review the preliminary injunction suspending the effect of the patent at the end of September 2007. Furthermore, Americel is benefited from limited contractual compensation from its equipment suppliers (Nortel Networks) in respect of intellectual property infringement claims. We have not made provisions in our financial statements for these potential liabilities.

Item 9.	The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid, Spain
L Share ADSs	New York Stock Exchange—New York FWB Frankfurter Wertpapierbörse—Frankfurt
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	NASDAQ National Market—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange, or “NYSE”. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange		NYSE
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2002	Ps. 3.08	Ps. 1.91	U.S. $	6.79	U.S. $	3.84
2003	5.15	2.33		9.11		4.16
2004	9.82	5.24		17.99		9.44
2005	16.62	8.90		30.99		15.96
2006	24.84	15.66		45.71		27.80
Quarterly highs and lows
2005:
First quarter	Ps. 10.89	Ps. 8.94	U.S.$	19.63	U.S.$	15.96
Second quarter	11.05	8.90		20.38		16.14
Third quarter	14.19	10.66		26.32		19.85
Fourth quarter	16.62	12.45		30.99		22.90
2006:
First quarter	Ps. 19.25	Ps. 15.66	U.S.$	35.73	U.S.$	31.15
Second quarter	22.27	15.94		41.07		27.80
Third quarter	21.71	17.21		39.37		31.29
Fourth quarter	24.84	21.28		45.71		38.61
Monthly highs and lows
2006:
December	Ps. 24.84	Ps. 23.17	U.S.$	45.71	U.S.$	42.57
2007:
January	Ps. 25.15	Ps. 23.52	U.S.$	46.21	U.S.$	42.91
February	26.45	24.28		48.50		43.45
March	26.44	23.58		47.88		42.10
April	29.79	27.37		54.60		49.74
May	32.92	29.12		61.19		51.94

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ Stock Market, Inc., or “NASDAQ”. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2002	Ps.3.07	Ps.1.87	U.S. $	6.73	U.S. $	3.86
2003	5.12	2.31		9.01		4.19
2004	9.77	5.15		17.34		9.33
2005	16.64	9.00		30.94		15.83
2006	24.80	15.60		45.70		27.60
Quarterly highs and lows
2005:
First quarter	Ps.10.87	Ps.9.10	U.S.$	19.96	U.S.$	15.83
Second quarter	11.00	9.00		20.33		16.01
Third quarter	14.00	10.63		26.24		19.80
Fourth quarter	16.64	12.30		30.94		22.73
2006:
First quarter	Ps.19.00	Ps.15.60	U.S.$	35.63	U.S.$	30.90
Second quarter	22.25	15.70		40.91		27.60
Third quarter	21.70	17.00		39.52		31.11
Fourth quarter	24.80	23.30		45.70		38.46
Monthly highs and lows
2006:
December	Ps.24.80	Ps.23.20	U.S.$	45.70	U.S.$	42.50
2007:
January	Ps.25.00	Ps.23.48	U.S.$	46.10	U.S.$	42.83
February	26.50	24.42		48.35		43.36
March	26.42	23.60		47.73		42.10
April	29.52	27.30		54.67		49.74
May	32.89	29.00		61.08		51.95

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Its shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of América Móvil, are on deposit with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10.	Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit Committees and External Auditor, see “Item 6—Directors, Senior Management and Employees.”

Mexican Securities Market Law

In July 2006 a new Mexican Securities Market Law came into effect. Such new law introduced significant changes to the then current legal regime, including:

•	the establishment of a separate corporate form of organization for issuers with stock registered in the CNBV and listed on the Mexican Stock Exchange;

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

•

more defined liability for members of the board of directors and its secretary with respect to the operations and performance of the company, including (i) the payment of damages and losses resulting from their lack of care or loyalty and (ii) criminal penalties of up to 12 years of imprisonment for certain illegal acts involving willful misconduct. The company or shareholders that represent 5% or more of the capital stock of the company may bring civil actions to enforce the new liability provisions described under (i) above, whereas criminal actions under (ii) above may only be brought by the Mexican Ministry of Finance, after consulting with the CNBV and, in certain cases, by the victim;

•

the elimination of the requirement that a company have a statutory auditor, and the delegation to the committee performing corporate governance and audit functions and the external auditors of specific obligations regarding corporate governance and oversight;

•	the requirement that all members of the committees that performed the audit and corporate governance functions be independent as qualified by the shareholders;

•

enhanced functions and responsibilities of the audit committee, including (i) evaluation of performance of the external auditors, (ii) review and discussion of the financial statements of the company and advising the board of directors of the committee’s recommendations for approval of such financial statements, (iii) oversight of internal controls and internal audit procedures of the company, (iv) the receipt and analysis of recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations and (v) the authority to call a shareholders’ meeting and to contribute to the meeting’s agenda;

•	the requirement that the shareholders’ meeting approve all transactions that represent 20% or more of the consolidated assets of the company within a given fiscal year; and

•	the inclusion of a new set of rules requiring a company to obtain prior authorization from the CNBV to carry out public offerings of securities and tender offers.

On December 13, 2006, we amended our bylaws in order to reflect the amendments to the Mexican Securities Market Law.

Organization and Register

América Móvil is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770.

Share Capital

Our capital stock comprises AA Shares, without par value, A Shares, without par value and L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “Voting Rights” under this Item 10. The rights of holders of all series of capital stock are identical except for the voting rights and the limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and our bylaws. See “—Limitations on Share Ownership” under this Item 10.

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

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of América Móvil from one type of company to another;

•	any merger of América Móvil;

•	the extension of our corporate life;

•	our voluntary dissolution;

•	a change in our corporate purpose;

•	a change in our state of incorporation;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

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

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting.

A special meeting of the holders of L Shares must be held each year for the election or ratification of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or ratify directors and to determine the allocation of the profits of the preceding year. An ordinary general shareholder meeting of all shareholders, including holders of L Shares, must be held to consider the approval of all transactions that represent 20% or more of our consolidated assets within the corresponding immediately preceding quarter of any fiscal year.

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

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the President of the Audit Committee or a court. The Chairman of the Board of Directors or the President of the Audit Committee may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette of the Federation (Diario Oficial de la Federación) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

In order to attend a meeting, shareholders are required to deposit their shares at the office of our corporate secretary with a Mexican or foreign banking institution or with a Mexican exchange broker. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. However, ADS holders may still vote through the depositary.

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

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See “—Preferential Rights of L Shares” under this Item 10.

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00042 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

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

•

0.00833 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

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

Preemptive Rights

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federación) and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock. AA Shares can only be held or acquired by:

•	Mexican citizens;

•	Mexican corporations whose capital stock is held completely by Mexican citizens;

•	Mexican corporations in which at least 51% of their capital stock may only be held or acquired by (i) Mexican citizens or (ii) Mexican corporations;

•	Mexican credit and insurance companies;

•	Mexican investment companies operating under the Investment Companies Law (Ley de Sociedades de Inversión) and Mexican institutional investors as defined in the Mexican Securities Market Law; and

•

Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is completely held by Mexican citizens, and Mexican credit, insurance and investment companies, or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. AT&T, one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

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

Further, the ordinary shareholders meeting shall approve all transactions that represent 20% or more of our consolidated assets within the corresponding immediately preceding quarter of any fiscal year.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, as required under the Mexican Securities Market Law and regulations issued by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, we are required to conduct a public offer to purchase all the outstanding shares prior to such cancellation. Such offer shall be addressed exclusively to those persons other than the members of the controlling group of shareholders, who were shareholders or holders of other securities representing such shares (i) as of the date set forth by the CNBV, if the registration is cancelled by resolution thereof, or (ii) as of the date of the resolution adopted by the general extraordinary shareholders meeting, if the registration is cancelled voluntarily.

Our bylaws provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, América Móvil will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public.

Unless the CNBV authorizes otherwise, upon the prior approval of the Board of Directors which must take into account the opinion of the audit committee, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the CNBV, and (ii) the authorization of not less than 95% of the outstanding capital stock in a general extraordinary shareholders meeting.

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

Forfeiture of shares. As required by Mexican law, our bylaws provide that any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation. Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the NYSE and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE and NASDAQ, see “Corporate Governance” under this Item 10.

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

CERTAIN CONTRACTS

Telcel holds concessions granted by the SCT with respect to its licenses in each of the nine regions in Mexico. See “Mexican Operations—Regulation” under Item 4. A number of our subsidiaries and affiliates also hold concessions granted by regulatory authorities in the countries in which they operate. See “Mexican Operations,” “Non-Mexican Operations—Telecom Americas” and “Other Investments” under Item 4.

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

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE and Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5).

Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

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

Nominating Committee. We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain corporate practices, including appointment of directors and executives. Under the Mexican Securities Markets Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

Under the Mexican Securities Markets Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit Committee performs our corporate governance functions. See Item 6. Directors, Senior Management and Employees—Audit Committee.

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

The compensation committee makes recommendations to the Board of Directors regarding executive compensation.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)

Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees-Audit Committee.

We also have an internal audit department.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 4350(i)(1)(B)-(D).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the board of directors without shareholder approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n).	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h).	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the new Mexican Securities Market Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Peer Review. A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant (“peer review”) that determines whether the auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, S.C., a Member Practice of Ernst & Young Global, a public registered firm, our independent auditor, is not subject to “peer review” as such term is defined in Marketplace Rule 4350(k).

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the Protocols thereto (the “Tax Treaty”) between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta, or the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

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

The Mexican Income Tax Law has established procedural requirements for a holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants, and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, the FWB Frankfurter Wertpapierbörse, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted offer. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For non-resident corporations and individuals that do not meet the requirements above mentioned, gross income obtained on the sale or disposition of shares will be subject to 5% tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Under certain circumstances, non-resident corporations and individuals, alternatively, may elect to pay a 20% tax on the net amount of the transaction.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2006 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.americamovil.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

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

At December 31, 2006, we had approximately Ps. 25,507 million (as compared to Ps. 7,639 million as of December 31, 2005) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 70,539 million (as compared to Ps. 42,638 million as of December 31, 2005) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 89.3% of our non-peso indebtedness as of December 31, 2006 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2006, we had Ps. 46,989 million of debt that bore interest at floating rates.

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

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking account our hedging transactions, that would have resulted as a December 31, 2006 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 2,279 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 265 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2006 would have resulted in additional interest expense of approximately Ps. 219 million per year, assuming no change in the principal amount of such indebtedness.

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

Item 12.	Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal controls over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Codetel, which we acquired in December 2006. Codetel represented approximately 12.33% of our net assets at December 31, 2006, and 0.4% and 0.4% of our total consolidated revenues and our net income, respectively, for the year ended December 31, 2006.

We submitted our management’s annual report on internal controls over financial reporting on June 18, 2007, to Mancera, S.C., a Member Practice of Ernst & Young Global, a public registered firm, our independent auditor.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

We have audited management’s assessment, included in the accompanying Management’s report, that América Móvil, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s report, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Compañía Dominicana de Teléfonos, C. por A., a 100% subsidiary acquired in early December 2006, which has been included in the consolidated financial statements of América Móvil, S.A.B. de C.V. only for one month of operations and which statements accounted for approximately 12.33% total consolidated assets at December 31, 2006, and approximately 0.4% and 0.4% of total consolidated revenues and net income, respectively, for the year ended December 31, 2006. Our audit of internal control over financial reporting of América Móvil, S.A.B. de C.V. also did not include an evaluation of the internal control over financial reporting of Compañía Dominicana de Teléfonos, C. por A.

In our opinion, management’s assessment that América Móvil, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, América Móvil, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006 of América Móvil, S.A.B. de C.V. and our report dated June 18, 2007, expressed an unqualified opinion thereon.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

/s/ Agustin Aguilar Laurents

C.P.C. Agustin Aguilar Laurents

Mexico, City, Mexico

June 18, 2007

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera, during the fiscal years ended December 31, 2005 and 2006:

	Year ended December 31,
	2005	2006
	(thousands of constant pesos as of December 31, 2006)
Audit fees	Ps. 29,113	Ps. 43,154
Audit-related fees	3,226	8,722
Tax fees	12,117	16,569
Other fees	73	2,563
Total fees	Ps. 44,529	Ps. 71,008

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2006:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2006	31,178,100	Ps.17.25	31,178,100	Ps. 1,145,959,871
February 2006	27,000,000	17.80	27,000,000	664,525,144
March 2006	32,567,300	18.57	32,567,300	52,181,624
April 2006	2,730,000	19.03	2,730,000	10,000,229,243
May 2006	—	—	—	10,000,229,243
June 2006	69,000,000	17.69	69,000,000	8,779,657,296
July 2006	67,991,500	18.83	67,991,500	7,499,082,538
August 2006	51,500,000	19.89	51,500,000	6,474,689,273
September 2006	28,773,000	20.88	28,773,000	5,873,670,618
October 2006	21,500,000	22.65	21,500,000	5,386,718,501
November 2006	6,400,000	23.35	6,400,000	5,237,261,129
December 2006	—	—	—	5,237,261,129
Total/Average	338,639,900	19.01	338,639,900	—

(1)	We do not repurchase our L Shares other than through the share repurchase program. To our knowledge, no L Shares were purchased by our affiliated purchasers during 2006.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2007, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 50,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2006:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share		Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2006	24,600	Ps.	16.66	24,600	Ps.	1,145,959,871
February 2006	54,000		17.38	54,000		664,525,144
March 2006	432,700		17.82	432,700		52,181,624
April 2006	—		—	—		10,000,229,243
May 2006	—		—	—		10,000,229,243
June 2006	—		—	—		8,779,657,296
July 2006	—		—	—		7,499,082,538
August 2006	—		—	—		6,474,689,273
September 2006	15,600		20.75	15,600		5,873,670,618
October 2006	—		—	—		5,386,718,501
November 2006	—		—	—		5,237,261,129
December 2006	—		—	—		5,237,261,129
Total/Average	526,900		17.81	526,900		—

(1)	We do not repurchase our A Shares other than through the share repurchase program. To our knowledge, no A Shares were purchased by our affiliated purchasers in 2006.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In a shareholders’ meeting held in April 2007, our shareholders authorized a Ps. 10,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 50,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-68, incorporated herein by reference.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors, and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of February 23, 2007 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.8 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.3	Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006)

4.4	Sixth Amendment dated February 1, 2007 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V.

4.5	Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.6	Indenture dated March 9, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, as Trustee (incorporated by reference to our registration statement on Form F-4, File No. 333-117673, filed on July 26, 2004).

4.7	Fifth Supplemental Indenture dated December 14, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our report on Form 6-K, File No. 00-16269, filed on February 16, 2005).

4.8	Eighth Supplemental Indenture dated September 29, 2006 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our registration statement on Form F-3ASR, File No.333-137695, filed on September 29, 2006).

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

15.2	Consent of BDO Seidman, LLP.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 2, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B de C.V. and subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, which statements accounted for approximately 1% of total assets at both December 31, 2005 and 2006 and 6% of total operating revenues for each of the years ended December 31, 2004, 2005 and 2006, of the related consolidated amounts. Those statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as and evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireless, Inc. to accounting principles generally accepted in Mexico). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 21 to the consolidated financial statements).

As mentioned in Note 2k to the accompanying financial statements, effective January 1, 2005, the Company adopted the requirements of the new Mexican Accounting Bulletin B-7, Business Combinations, with respect to the non-amortization of goodwill, issued by the Mexican Institute of Public Accountants.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of América Móvil, S.A.B. de C.V Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2007, expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global

/S/ C.P.C. AGUSTIN AGUILAR LAURENTS
C.P.C. Agustin Aguilar Laurents

Mexico City, Mexico June 18, 2007

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying consolidated balance sheets of TracFone Wireless, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TracFone Wireless, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Miami, Florida

February 12, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of constant Mexican pesos as of December 31, 2006)

	December 31,
	2005 (As adjusted Note 3)		2006		Millions of U.S. dollars 2006
ASSETS
Current assets:
Cash and cash equivalents	P.	12,333,183	P.	41,405,066	USD	3,805
Trading securities and available-for-sale instruments (Note 4)		1,565,931		2,067,113		190
Accounts receivable, net (Note 5)		32,295,912		40,893,458		3,759
Related parties (Note 17)		1,028,348		1,343,659		123
Inventories, net (Note 6)		13,477,256		19,343,340		1,778
Other assets, net (Note 8)		2,715,985		3,668,376		337

Total current assets		63,416,615		108,721,012		9,992

Investments in affiliates and others (Note 10)		505,431		559,739		51
Plant, property and equipment, net (Note 8)		116,370,244		137,918,029		12,675
Licenses, net (Note 9)		32,518,903		33,450,632		3,074
Trademarks, net (Note 9)		6,583,403		5,912,267		543
Goodwill, net (Note 9)		12,740,552		25,743,054		2,366
Deferred taxes (Note 19)		726,060		790,918		73
Other assets, net (Note 8)		7,303,473		7,602,956		699

Total assets	P.	240,164,681	P.	320,698,607	USD	29,473

LIABILITIES AND STOCKHOLDERS´ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 14)	P.	21,374,019	P.	25,266,205	USD	2,322
Accounts payable and accrued liabilities (Note 13)		56,351,548		60,347,622		5,546
Taxes payable		5,938,400		21,267,852		1,955
Financial instruments (Note 11)		1,980,549		1,019,145		94
Related parties (Note 17)		654,590		2,217,446		204
Deferred revenues		9,152,720		11,574,570		1,064

Total current liabilities		95,451,826		121,692,840		11,185
Long-term debt (Note 14)		65,875,707		85,819,285		7,886
Deferred taxes (Note 19)		3,624,896		3,395,409		312
Deferred credits		119,308		155,600		14

Total liabilities		165,071,737		211,063,134		19,397

Stockholders’ equity (Note 18):
Capital stock		35,243,395		35,234,119		3,238
Retained earnings:
Prior years		23,231,463		44,000,958		4,044
Net income for the year		31,858,222		42,816,336		3,935

		55,089,685		86,817,294		7,979
Other accumulated comprehensive (loss) items		(16,303,813)		(13,075,349)		(1,202)

Total majority stockholders’ equity		74,029,267		108,976,064		10,015
Minority interest		1,063,677		659,409		61

Total stockholders’ equity		75,092,944		109,635,473		10,076

Total liabilities and stockholders’ equity	P.	240,164,681	P.	320,698,607	USD	29,473

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2006, except for earnings per share)

	Year ended December 31,
	2004 (As adjusted Note 3)		2005 (As adjusted Note 3)		2006		Millions of U.S. dollars 2006 except for earnings per share)
Operating revenues:
Services:
Air time	P.	47,861,500	P.	59,701,355	P.	71,696,588	USD	6,589
Interconnection		27,592,497		30,360,657		39,229,834		3,606
Monthly rent		19,510,982		28,357,262		39,212,901		3,604
Long-distance		11,593,041		13,911,676		15,870,297		1,459
Value added services and other services		12,483,683		21,750,005		29,393,556		2,700
Sales of handsets and accessories		25,831,134		35,449,449		38,818,381		3,568

		144,872,837		189,530,404		234,221,557		21,526

Operating costs and expenses:
Cost of sales and services		65,742,413		87,909,009		103,038,952		9,470
Cost of sales and services with related parties (Note 17)		4,589,464		5,989,004		6,305,203		579
Commercial, administrative and general expenses		28,050,561		36,802,054		37,067,330		3,407
Commercial, administrative and general expenses with related parties (Note 17)		1,002,962		1,317,196		1,520,542		140
Depreciation and amortization (Notes 8 and 9) (includes P.14,394,599, P.16,004,948 and P.19,534,429 for the years ended December 31, 2004, 2005 and 2006, respectively, not included in Cost of sales)		19,992,499		22,125,044		27,131,151		2,493

		119,377,899		154,142,307		175,063,178		16,089

Operating income		25,494,938		35,388,097		59,158,379		5,437

Comprehensive financing income (cost):
Interest income		2,719,766		3,406,153		4,500,319		414
Interest expense		(5,455,915)		(8,369,439)		(8,748,682)		(804)
Interest paid to related parties, net (Note 17)		(224,465)		(354,335)		(367,024)		(34)
Exchange gain, net		2,272,807		2,281,262		2,237,338		206
Monetary gain, net		3,961,595		3,909,170		3,709,007		341
Other financing costs, net		(1,194,240)		(3,562,404)		(1,357,965)		(125)

		2,079,548		(2,689,593)		(27,007)		(2)

Other income (expense), net		95,724		(425,768)		466,188		42

Income before income tax and employee profit sharing		27,670,210		32,272,736		59,597,560		5,477

Provisions for (Note 19):
Income tax		8,687,316		294,139		16,403,030		1,508
Employee profit sharing		580,333		4,975		330,253		30

		9,267,649		299,114		16,733,283		1538

Income before equity interest in net (loss) income of affiliates		18,402,561		31,973,622		42,864,277		3,939
Equity interest in net (loss) income of affiliates		(99,734)		(44,081)		36,413		4

Net income before minority interest		18,302,827		31,929,541		42,900,690		3,943
Minority interest		(379,956)		(71,319)		(84,354)		(8)

Net income	P.	17,922,871	P.	31,858,222	P.	42,816,336	USD	3,935

Weighted average of common shares outstanding (in millions)		36,848		35,766		35,459		35,459

Net earnings per share	P.	0.49	P.	0.89	P.	1.21	USD	0.11

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS´ EQUITY

For the Years ended December 31, 2004, 2005 and 2006

(Amounts in thousands of constant Mexican pesosas of December 31, 2006)

	Capital Stock		Retained earnings						Other accumulated comprehensive income (loss) items		Total		Minority interest		Compre- hensive income		Total stockholders’ equity
			Legal reserve		Unappropriated		Total
Balance at December 31, 2003 (As adjusted Note 3)	P.	35,329,541	P.	465,470	P.	42,390,359	P.	42,855,829	P.	(16,719,335)	P.	61,466,035	P.	5,766,390			P.	67,232,425
Dividend paid at P.0.029 per share (historical)						(1,051,559)		(1,051,559)				(1,051,559)						(1,051,559)
Cash purchase of Company’s own shares		(71,155)				(23,033,014)		(23,033,014)				(23,104,169)						(23,104,169)
Gain on sale of subsidiary to an entity under common control						19,605		19,605				19,605						19,605
Minority interest related to current year acquisitions														(4,628,359)				(4,628,359)
Comprehensive income:
Net income for the year						17,922,871		17,922,871				17,922,871		379,956	P.	18,302,827		18,302,827
Other comprehensive income items:
Effect of translation of foreign entities										9,053,473		9,053,473		274,426		9,327,899		9,327,899
Result from holding non-monetary assets, net of deferred taxes										(2,671,153)		(2,671,153)		(8,297)		(2,679,450)		(2,679,450)

Comprehensive income															P.	24,951,276

Balance at December 31, 2004 (Note 18) (As adjusted)		35,258,386		465,470		36,248,262		36,713,732		(10,337,015)		61,635,103		1,784,116				63,419,219
Cumulative effect of adoption of new accounting principles:
Valuation effect of available-for-sale securities						(4,086)		(4,086)		4,086
Valuation effect of swaps						(45,415)		(45,415)		45,415
Excess of the book value over price paid to acquire minority interests (Note 10)						484,990		484,990				484,990		(578,455)				(93,465)
Loss on sale of affiliate to an entity under common control (Note 10)						(83,530)		(83,530)				(83,530)						(83,530)
Dividends paid at P.0.046 and P.0.19 per share (historical)						(8,384,073)		(8,384,073)				(8,384,073)						(8,384,073)
Cash purchase of Company’s own shares		(14,991)				(5,450,155)		(5,450,155)				(5,465,146)						(5,465,146)
Comprehensive income:
Net income for the year						31,858,222		31,858,222				31,858,222		71,319	P.	31,929,541		31,929,541
Other comprehensive income items:
Effect of translation of foreign entities										(373,023)		(373,023)		37,819		(335,204)		(335,204)
Result from holding non-monetary assets, net of deferred taxes										(5,184,791)		(5,184,791)		(251,122)		(5,435,913)		(5,435,913)
Changes in market value of swaps										(96,632)		(96,632)				(96,632)		(96,632)
Changes in market value of available-for-sale securities										(361,853)		(361,853)				(361,853)		(361,853)

Comprehensive income															P.	25,699,939

Balance at December 31, 2005 (Note 18) (As adjusted Note 3)		35,243,395		465,470		54,624,215		55,089,685		(16,303,813)		74,029,267		1,063,677				75,092,944
Minority interest related to current year acquisitions						(1,374,488)		(1,374,488)				(1,374,488)		(419,714)				(1,794,202)
Dividend paid at P.0.06 per share (historical)						(2,206,476)		(2,206,476)				(2,206,476)						(2,206,476)
Cash purchase of Company’s own shares		(9,276)				(7,507,763)		(7,507,763)				(7,517,039)						(7,517,039)
Comprehensive income:
Net income for the year						42,816,336		42,816,336				42,816,336		84,354	P.	42,900,690		42,900,690
Other comprehensive income items:
Effect of translation of foreign entities										1,285,792		1,285,792		(58,509)		1,227,283		1,227,283
Result from holding non-monetary assets, net of deferred Taxes										1,533,688		1,533,688		(10,399)		1,523,289		1,523,289
Changes in market value of swaps										51,217		51,217				51,217		51,217
Changes in market value of available-for-sale securities										357,767		357,767				357,767		357,767

Comprehensive income															P.	46,060,246

Balance at December 31, 2006 (Note 18)	P.	35,234,119	P.	465,470	P.	86,351,824	P.	86,817,294	P.	(13,075,349)	P.	108,976,064	P.	659,409			P.	109,635,473

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of constant Mexican pesos as of December 31, 2006)

	Year ended December 31,
	2004 (As adjusted Note 3)		2005 (As adjusted Note 3)		2006		Millions of U.S. dollars 2006
Operating activities:
Net income before minority interest	P.	18,302,827	P.	31,929,541	P.	42,900,690	USD	3,943
Add (deduct) items not requiring the use of resources:
Depreciation		13,177,868		15,961,139		19,059,881		1,752
Amortization		6,016,444		4,649,851		5,760,816		529
Amortization of loss on sale and lease back		519,824		1,413,761		1,475,061		136
Amortization of prepaid expenses		278,363		100,293		715,688		66
Deferred income tax and deferred employee profit sharing		2,961,353		(3,110,679)		48,279		4
Other income, net						(1,159,614)		(107)
Equity interest in net loss (income) of Affiliates		99,734		44,081		(36,413)		(4)

		41,356,413		50,987,987		68,764,388		6,320
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(9,443,281)		(10,053,052)		(8,597,546)		(790)
Prepaid expenses		186,096
Inventories		(6,174,124)		(1,389,111)		(5,866,084)		(539)
Other assets		(6,252,709)		(928,621)		(3,562,329)		(327)
(Decrease) increase in:
Accounts payable and accrued liabilities		16,630,469		17,118,589		3,996,073		367
Related parties		(51,313)		706,666		1,247,545		115
Financial instruments		7,373		1,950,029		(910,186)		(84)
Deferred revenues and credits		2,478,702		1,460,621		2,155,518		194
Taxes payable		2,260,382		153,758		15,329,453		1,409
Marketable securities		18,158		856,892		(1,469,403)		(135)

Resources provided by operating activities		41,016,166		60,863,758		71,047,429		6,530

Financing:
New loans		62,104,586		43,194,338		64,382,381		5,917
Repayment of loans		(40,065,529)		(38,115,483)		(37,566,979)		(3,453)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,113,501)		(4,159,801)		(2,979,638)		(274)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(23,104,169)		(5,465,146)		(7,517,039)		(691)
Cash dividends paid		(1,051,559)		(8,384,073)		(2,206,476)		(203)

Resources (used in) provided by financing Activities		(5,230,172)		(12,930,165)		14,112,249		1,296
Investing
Investment in plant, property and equipment		(22,824,182)		(48,783,157)		(45,742,141)		(4,203)
Investment in subsidiaries and affiliated companies		628,002		(2,421,995)		(14,459,887)		(1,329)
Investment in securities available-for-sale		(1,903,874)				1,325,988		122
Minority interest		(4,362,230)		(791,758)		(488,622)		(45)
Initial cash from companies acquired		346,287		519,894		4,096,372		376
Investments in trademarks				(104,896)		(206,461)		(19)
Investment in licenses		(581,923)		(1,813,259)		(613,044)		(56)

Resources used in investing activities		(28,697,920)		(53,395,171)		(56,087,795)		(5,154)
Net increase (decrease) in cash and cash equivalents		7,088,074		(5,461,578)		29,071,883		2,672

Cash and cash equivalents at beginning of year		10,706,687		17,794,761		12,333,183		1,133

Cash and cash equivalents at end of the year	P.	17,794,761	P.	12,333,183	P.	41,405,066	USD	3,805

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of constant Mexican pesos as of December 31, 2006,

and thousands of U.S. dollars, except when indicated otherwise)

1. Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin América.

América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence, except in the U.S. These licenses expire on various dates between the years 2008 and 2046.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation (except for Guatemala and El Salvador).

Merger

At the extraordinary meeting held on December 13, 2006, the stockholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) (disappearing companies) into América Móvil (surviving company) (see Note 3 for additional information).

Prior to the merger, AMTEL held 66.66% of the voting shares of América Móvil, and 40.74% of the total Company’s equity.

Change in name

In 2006, the new Mexican Securities Trading Act came into effect, which, among other provisions, establishes that corporations that are listed on the Mexican stock exchange must change their entity names from Variable Capital Stock Corporation (S.A. de C.V.) to Variable Capital Stock Market Corporations (S.A.B. de C.V.). Consequently, the Company changed its name to América Móvil, S.A.B. de C.V.

Equity investments in subsidiaries and affiliated companies

At December 31, 2005 and 2006, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

Company	Country	Equity interest at December 31,
		2005	2006
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico		100.0%
Compañía Dominicana de Teléfonos, C. por	Dominican
A. (Dominicana) (5)	Republic		100.0
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0	100.0
TracFone Wireless, Inc. (Tracfone)	United States	98.2	98.2
Telecom Américas, Ltd: (1)	Bermuda	98.9	100.0
Claro Telecom Participacoes, S.A.	Brazil	100.0	100.0
Alecan Telecomunicacoes, Ltda.	Brazil	100.0	100.0
Americel, S.A.	Brazil	98.5	99.3
Telet, S.A. (1)	Brazil	99.0
BCP, S.A.	Brazil	99.9	99.9
América Central Tel, S.A. (ACT):	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.1	99.1
Newcotel, S.A.	Guatemala	99.1	99.1
Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom) (2)	Guatemala	99.1	99.1
Arrendadora en Telecomunicaciones, S.A. (2)	Guatemala	98.3
Servicios de Comunicaciones de Nicaragua, S. A. (2) (Sercom Nicaragua)	Nicaragua	99.1
Empresa Nicaragüense de Telecomunicaciones,S.A. (Enitel)	Nicaragua	99.3	99.3
AMX El Salvador, S.A. de C. V.	Mexico	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE) (3)	El Salvador	95.8	95.8
CTE Telecom Personal , S.A. de C.V. (Personal)	El Salvador	95.8	95.8
Cablenet, S.A. de C.V. (Cablenet)	Guatemala	95.8	95.8
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8	95.8
Publicom, S.A. de C.V. (Publicom)	El Salvador	95.8	95.8
Comunicación Celular, S.A. (Comcel):	Colombia	99.2	99.2
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
CTI Holdings, S.A. (4)	Argentina	100.0	100.0
CTI Compañía de Teléfonos del Interior, S.A., (CTI Interior)	Argentina	100.0	100.0
CTI PCS, S.A. (CTI PCS)	Argentina	100.0	100.0
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Megatel)	Honduras	100.0	100.0
AM Wireless Uruguay, S. A.	Uruguay	100.0	100.0
Claro Chile, S.A. (5)	Chile	100.0	100.0
AMX Paraguay, S.A. (5)	Paraguay	100.0	100.0
América Móvil Peru, S.A.C. (5)	Peru	100.0	100.0
Affiliates:
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
Iberbanda, S.A. (6)	Spain	17.8	17.8

(1)	The name “Telecom Américas” will refer collectively to the companies Claro Participacoes, Alecan, Americel and BCP; all of which operate under the trademark “Claro”. In July 2006, Telet was merged into BCP, the surviving company. Such merger was carried out with carrying values at such date. The merger did not affect the Company’s consolidated financial statements. At the date on which these financial statements are issued, such mergers have the corresponding legal authorizations.

(2)	Includes Nicaragua operations. In March 2006, Sercom Nicaragua was merged into Enitel, the surviving company. In April 2006, Arrendadora en Telecomunicaciones, S.A. merged into Sercom. Such mergers had no effect on the Company’s consolidated financial statements.
(3)	The name “CTE” as used hereinafter will refer collectively to the companies: CTE, Personal, Cablenet, Telecomoda and Publicom.
(4)	The name “CTI” as used hereinafter will refer collectively to the companies: CTI Holdings, CTI Interior and CTI PCS.
(5)	Companies acquired in 2005 and 2006 (see Note 10).
(6)	The value of these investments is fully impaired and the Company is not required to make additional contributions; therefore, no equity method has been recognized on such investments.

The above mentioned subsidiaries provide mobile telephony services. Telgua, CTE, Enitel and Dominicana provide mainly, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

2. Summary of Significant Accounting Policies and Practices

The significant accounting policies and practices observed by the Company in the preparation of the consolidated financial statements, which are in conformity with Mexican Financial Reporting Standards (FRS), are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the FRS, as well as the FRS issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”).

On June 18, 2007, América Móvil’s Chief Excutive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying financial statements and these notes as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 which must be also approved by the Company’s Board of Directors, Audit Committee and stockholders at their next meetings.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation

The consolidated financial statements include the accounts of América Móvil and those of its subsidiaries. All the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the Company´s foreign subsidiaries.

All intercompany balances and transactions have been eliminated in the consolidated financial statements.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 48%, 51% and 54% of the Company’s total operating revenues for 2004, 2005 and 2006, respectively, and approximately 78% and 65% of the Company’s total assets at December 31, 2005 and 2006, are translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad, in the local currency, were adjusted to conform to Mexican Financial Reporting Standard in force and later restated to constant local currency based on the inflation rate of the country in which the subsidiary operates.

Subsequently balance sheet amounts, except for stockholders’ equity, are translated at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos with purchasing power at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption “Effect of translation of foreign entities” and are included in stockholders’ equity as part of the caption “Other comprehensive income (loss) items”. At December 31, 2004, 2005 and 2006, the gain (loss) on translation was P. 9,327,899, P. (335,204) and P. 1,227,283, respectively.

The financial statements at December 31, 2004 and 2005 of the subsidiaries abroad were restated to constant Mexican pesos with purchasing power at December 31, 2006, based on the rate of inflation in Mexico. The effects of inflation and variances in exchange rates were not material.

Exchange differences and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

b) Revenue recognition

Revenues are recognized at the time services are provided. Mobile telecommunications services are provided either under prepaid (calling cards) or under contract (post paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers.

Long-distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, emergency services, among others). Revenues from such services are recognized at the time they are provided.

Sales of handsets and accessories are mostly made to authorized distributors and are recorded as revenue when (a) the products are delivered and accepted by the distributor, (b) distributors do not have return right and (c) probability of collection is reasonably assured.

Telgua, ENITEL, CTE and Dominicana’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of subscribers.

The Company usually does not charge activation fees to its customers; however, in certain regions, depending upon market, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements taken as a whole.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in the statements of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company’s cellular network to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links and ports), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s network. Commissions paid with respect to the activation of prepaid customers are recognized as deductions from the revenues received from the customer.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid for each customer acquired by a distributor who remains as a customer of the Company for a specified period of time, and sales volumes commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. Accordingly, the financial statements have been restated as follows:

Telephone plant, property and equipment and construction in progress are restated as described in Note 8. Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are the following:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone Plant	33%
Buildings	3%
Other assets	10% to 25%

Inventories are valued at average cost and are restated based on the Mexican National Consumer Price Index. The stated value of inventories is not in excess of net realizable value. Costs of sales represent the restated amounts based on the Mexican Consumer Price Index at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings, capital reserves and other non-monetary assets (except for property and equipment) were restated based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Other accumulated comprehensive income items include the following: a) the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position loss determined at the time the provisions of Bulletin B-10 were first applied, of P.(18,628); (b) the result from holding non-monetary assets, which represents the net difference between restatement by the specific indexation method and restatement based on the NCPI, which at December 31, 2004, 2005 and 2006 aggregates P. (9,082,531), P.(14,267,300) and P.(12,733,612), respectively; c) the market value of swaps, which at December 31, 2005 aggregates P.(51,217); d) the effect of available-for-sale securities, which at December 31, 2005 aggregates P.(357,767); and e) the effect of translation of foreign entities, which at December 31, 2004, 2005 and 2006 aggregates P.(1,235,856), P.(1,608,901) and P.(323,109), respectively.

The net monetary gain represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income as part of the caption Comprehensive financing income (cost).

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to market value.

h) Trading securities and available-for-sale securities

Investments in trading securities are represented by equity securities. Available-for-sale securities are represented exclusively by equity securities. All investments in trading and in available-for-sale securities are presented at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Change in the market value of instruments classified as available-for- sale are included in stockholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available for sale or held to maturity, the Company determines the amount of the related loss and recognize such loss as part of the comprehensive financing income (cost). For the years ended December 31, 2004 and 2005, the Company had not recorded an impairment loss. In 2006, since the loss on fair value of securities available-for-sale was other than temporary an impairment loss of P.1,325,987 was recognized in the statement of income.

Through December 31, 2004, changes in the market value of instruments classified as available-for-sale were recognized in results of operations. On January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin C-2, “Financial Instruments”. Bulletin C-2 requires that changes in the fair value of instruments classified as available-for-sale be disclosed in stockholders equity until the instruments are sold. The adoption of this new accounting requirement gave rise to a reclassification at the beginning of 2005 in stockholders’ equity from retained earnings to other accumulated comprehensive income (loss) items in the amount of P.4,086. Had the Company adopted the provisions of this new bulletin in 2004, the net income of such year would have decreased by the same amount.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts with respect to its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on write-off experience and on the aging of the accounts receivable balances, as well as the time in which dispute proceedings with operators are solved.

The collection policies and procedures vary by credit class, payment history of customers and the age of the unpaid calls.

j) Equity investments in affiliates

The investment in shares of affiliates is accounted for using the equity method. This accounting method consists basically of recognizing the investor’s equity interest in the results of operations and the stockholders equity of the investees at the time such results are determined (see Note 10).

k) Business acquisitions and goodwill

Business acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill is no longer amortized, but rather is subject to annual impairment tests. At December 31, 2004, 2005 and 2006, there are no impairment losses recognized by the Company.

Through December 31, 2004, goodwill was being amortized using the straight-line method over a ten-year period (see Note 9). Non-amortization of goodwill in 2005 gave rise to an increase in net income for the year ended December 31, 2005 of P.1,117,978.

l) Licenses

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at the acquisition dated, adjusted to conform to Mexican Financial Reporting Standards based on the inflation factors of each country, and amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the applicable usage period.

m) Trademarks

Trademarks are recorded at their market values at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

n) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated, which is defined as the higher of the asset’s net selling price or its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

At December 31, 2004, 2005 and 2006 there are no impairment losses.

o) Foreign exchange gains or losses

Transactions in foreign currencies are recorded at the prevailing exchange rate on the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

p) Accruals

Accruals are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, accrued amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the related liability. Where discounting is used, an increase in the accrual is recognized as a financial expense.

Contingent liabilities are recognized only when they will more likely give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Labor obligations

In Mexico the liability for pension benefits and seniority premiums is recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method. In conformity with the labor legislation of the rest of the countries in which the Company operates, there are no defined benefit plans or compulsory defined contribution structures for the companies. However, these companies make contributions to domestic pension, social security and severance plans in accordance with the percentages and rates established by the applicable law. Such contributions are made to bodies designated by each government and are recorded as expenses when incurred.

None of the Company’s subsidiaries have defined contribution plans for post-retirement obligations or medical assistance benefits for retired employees or their dependents.

r) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax basis, applying the enacted income tax rate at the balance sheet date, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the probability of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Asset tax is offset against deferred income tax, making the appropriate evaluation of its recoverability.

s) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2004, 2005 and 2006, advertising expense aggregated P.4,581,024, P.5,899,894 and P.5,212,671, respectively.

t) Comprehensive income

Comprehensive income consists of current year net income plus the effect of translation of financial statements of foreign entities, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available-for-sale, the effect of the swap valuation, and the effect of current year deferred taxes, all of which are applied directly to stockholders’ equity.

u) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. In determining the average weighted number of shares issued and outstanding, shares acquired by repurchase have been excluded. As a result of the merger mentioned in Note 3, all information relative to shares and earnings per share in these financial statements has been retroactively adjusted to recognize the net cancellation of shares mentioned in Note 3.

v) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

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

Approximately 40%, 45% and 34% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2004, 2005 and 2006, respectively, represented services rendered by one supplier; approximately 75%, 65%, and 63%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 70%, 41% and 81%, respectively, of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

x) Financial instruments acquired for hedging purposes

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been designated and classified as either fair value hedges (forwards) or cash flow hedges (interest-rate and cross-currency swaps), depending on the risk being hedged. Through December 31, 2004, the changes in fair value of such instruments was recognized in the statements of income, net of costs, expenses or income derived from the hedged assets and liabilities.

Derivatives may be designated as hedges, provided that their designation is formally documented from the time the agreement is entered into (such documentation must include, among other requirements, the way in which the effectiveness of the hedge will be evaluated). Also, the hedging relationship must be periodically evaluated from the hedge’s inception and during its subsequent phases and the effectiveness of the hedge must be evaluated prior to its implementation and then subsequently measured on a reliable basis.

As of 2005, with respect to fair value hedges, changes in the fair value of these instruments are charged or credited to income in the period in which they occur, together with the gain or loss from the hedged asset or liability due to the changes in its fair value.

For cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) in stockholders’ equity while the ineffective portion of the gain or loss is reported in earnings. The effectiveness of the derivatives is determined at the time they are defined as derivatives and is periodically measured. Hedges considered as highly effective are those in which the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis by changes in the fair value or cash flows of the derivative itself by a range of between 80% and 125%.

As of January 1, 2005, due to the adoption of Mexican accounting Bulletin C-10, Accounting for “Derivative Instruments and Hedging Activities”, the Company modified its accounting policies for valuing and recognizing these instruments. The adoption of this new bulletin gave rise to the reclassification in stockholders’ equity of items in the amount of P.45,415 from retained earnings to other accumulated comprehensive income items (excluding the effect of deferred taxes). Had the Company adopted the provisions of this new bulletin in 2004, taking into account that the Company’s hedges would have met the criteria for recognition, net income of such year would have decreased by the same amount.

y) Comparability

The following pro forma financial data for 2004 is based on the Company’s financial statements, adjusted to give effect to the new accounting pronouncements described in paragraphs h), k) and x) above.

	2004
Net pro forma income	P.	19,056,068
Average number of outstanding shares (in millions)		36,848

Earnings per share	P.	0.52

z) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which América Móvil operates.

a.1) New Accounting Pronouncements

The most important new pronouncements that came into force in 2006 are as follows:

FRS A-3, “User Needs and the Objective of Financial Statements”, establishes, among other provisions, that the statement of cash flows could be prepared instead of the statement of changes in financial position based on specific rules. At December 31, 2006, there are no specific rules for the issuance of the statements of cash flows. Therefore, the statement of changes in financial position will continue being used.

FRS A-5, “Basic Elements of Financial Statements”, includes a new classification of revenues and expenses in the statement of income, as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events; in other words, they are those transactions carried out for the entity’s own business purposes, either on a frequent or non-frequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, both frequent or non-frequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, “Comparability”, issued by the Accounting Principles Board, were considered either as special or extraordinary. Therefore, these items must be considered as part of the ordinary or non-ordinary items.

This FRS also requires entities to recognize in income “other comprehensive income items” at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, “Statements of Income”, in force at December 31, 2006, issued by the Accounting Principles Board, has made no reference to such classification or provided the rules for transfering “other comprehensive income items”. Consequently, statements of income are still presented, as required by Bulletin B-3 in force as of December 31, 2006, based on the conclusions of Interpretation FRS 3, “Initial Application of the FRS”, issued in January 2006, which establishes that companies must temporarily observe the requirements of the specific FRS that have yet to be modified, while their adaptation to the FRS conceptual framework is underway.

The new FRS B-3, “Statements of Income”, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective on December 31, 2007, as required by the presentation rules provided under the standard.

FRS A-7, “Preparation and Disclosure”, requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

FRS B-1, “Accounting Changes and Error Corrections”, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison purposes with the current period statements are adjusted as if the new policy, classification or error correction had always been applied . This FRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented and after giving effect to each reclassification.

The adoption of these new rules had no effect on the Company’s financial statements.

The following new pronouncements entered into force on January 1, 2007:

FRS B-3, “Statement of Income”, establishes the guidelines for classifying revenues, costs and expenses as either “ordinary or non-ordinary”, modifies certain specific FRS, redefines the primary sections of the statements of income to provide a new classification of “ordinary” and eliminates the special and extraordinary item classifications from the statement of income, as well as the caption initial accumulated effect of changes in accounting principles, which is consistent with the FRS B-1 mentioned above.

The Interpretation of FRS 4, “Presentation of Employee Profit Sharing in the Statement of Income” establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item shall be included as an ordinary expense. For AMX application of FRS 4 will represent a reclassification of provision for employee profit sharing to other income (expenses).

FRS B-13, “Subsequent Events at the Date of the Financial Statements”, modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the waiver of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

FRS C-13, “Related Parties”, broadens the concept of related parties to mention joint ventures in which the reporting entity participates, and incorporated immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard requires entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not. FRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm’s length, provided that it can be demonstrated. Finally, FRS C-13 also requires entities to disclose information on the compensation paid to the entity’s key management personnel or relevant Company directors.

FRS D-6, “Capitalization of the Comprehensive Financing Cost”, establishes that entities must capitalize Comprehensive Financing Cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. FRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended. As of the date of these financial statements, the Company has not determined the effect, if any; this new pronouncement will have effect on its financial statements.

a.2) Convenience translation

U.S. dollar amounts as of December 31, 2006 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of December 31, 2006, divided by an exchange rate of P.10.88 to USD 1.00, the December 31, 2006 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3. Merger

At an extraordinary meeting held on December 13, 2006, the stockholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) (disappearing companies) into América’s Móvil (surviving company).

Prior to the merger, the principal business strategy of AMTEL and Corporativo was to hold an equity interest in América Móvil.

Derived from the merger, (i) the stockholders of AMTEL received 4.07128 shares of América Móvil for each of their shares, (before the merger AMTEL hold 14,630,000,000 shares in América Móvil) (ii) América Móvil cancelled, on a net basis, 603,143,698 Series “L” (658 and 772 million shares in 2004 and 2005, respectively) shares and issued 14,026,856,302 shares of the corresponding series.

The stockholders of AMTEL, at their request and subject to not exceeding the limits corresponding to each series of shares and to the holding restrictions contained in América Móvil’s bylaws, received América Móvil’s shares (see Note 18).

Derived from the fact that AMTEL and Corporativo were entities under the common control of the Company’s majority stockholder, in conformity with Mexican Financial Reporting Standards, América Móvil has adjusted the financial information from prior years so as to present corporate information of 2004 and 2005 combining the results of operations of the merged entities in a way similar to a pooling of interest.

Highlights of net income, stockholders’ equity and earnings per share comparing amounts as originally disclosed in 2004 and 2005 and those including the effects of the merger, are as follows:

	December 31
	2004		2005
Net income
As issued	P.	17,754,272	P.	32,922,465
As adjusted		17,922,871		31,858,222
Stockholders’ equity
As issued		83,397,009		89,129,988
As adjusted		63,419,219		75,092,944
Earnings per share
As issued	P.	0.47	P.	0.90
As adjusted		0.49		0.89

A summary of the effects of the merger on the statements of income for the years ended December 31, 2004 and 2005 is as follows:

	Year ended December 31, 2004
	As issued		Results of merged companies			Eliminations	As adjusted Amounts
Total revenues	P.	144,872,837	P.	249,882		P.(249,882)	P.	144,872,837
Operating costs and expenses		119,613,665		14,116		(249,882)		119,377,899

Operating income		25,259,172		235,766				25,494,938
Comprehensive financing income		2,051,808		27,740				2,079,548
Other income		95,554		170				95,724
Provisions for income tax and employee profit sharing		(9,172,572)		(95,077)				(9,267,649)
Equity interest in net loss of affiliated companies		(99,734)						(99,734)

Net income before minority interest		18,134,228		168,559				18,302,827
Minority interest		(379,956)						(379,956)

Net income	P.	17,754,272	P.	168,559			P.	17,922,871

	Year ended December 31, 2005
	As issued		Results of merged companies			Eliminations	As adjusted Amounts
Total revenues	P.	189,530,404	P.	343,565	P.	(343,565)	P.	189,530,404
Operating costs and expenses		154,469,776		16,096		(343,565)		154,142,307

Operating income		35,060,628		327,469				35,388,097
Comprehensive financing cost		(1,242,399)		(1,447,194)				(2,689,593)
Other expenses		(425,034)		(734)				(425,768)
Provisions for income tax and employee profit sharing		(355,330)		56,216				(299,114)
Equity interest in net loss of affiliated companies		(44,081)						(44,081)

Net income (loss) before minority interest		32,993,784		(1,064,243)				1,929,541
Minority interest		(71,319)						(71,319)

Net income (loss)	P.	32,922,465	P.	(1,064,243)			P.	31,858,222

4. Trading Securities and Instruments Available-for-Sale

An analysis of the Company’s investments in financial instruments at December 31, 2005 and 2006 is as follows:

	2005 (As adjusted)				2006
	Cost		Fair value		Cost		Fair value
For-trading securities:
Equity securities	P.	46,239	P.	23,910	P.	991,926	P.	1,493,313

Available-for-sale securities:
US Commercial, S.A. de C.V. (USCO)		1,899,787		1,542,021		573,800		573,800

	P.	1,946,026	P.	1,565,931	P.	1,565,726	P.	2,067,113

a) At December 31, 2004, 2005 and 2006, the net unrealized gain (loss) on for-trading securities was P.118,189, P.(22,329) and P.501,387, respectively. The net realized gain was P.236,362, P.94,595 and P.14,664 for the years ended December 31, 2004, 2005 and 2006, respectively, which was recognized in results of operations.

b) At December 31, 2004 and 2005, the net unrealized gain (loss) on investments classified as available-for-sale of P.4,086 and P.(357,766), respectively, was recorded in other accumulated comprehensive loss items in stockholder’s equity. During 2006, such unrealized gain (loss) were reclassified to other financing costs, net in the comprehensive financing income (cost) caption, as a result of the loss in market value as described below.

c) As a result of the loss in the market value of the securities of the issuer USCO, in 2006, the Company recorded an other than temporary loss of P.1,325,987 in its results of operations under other financing costs, net (includes unrealized gain (loss) recorded in prior years).

5. Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2005 (As adjusted)		2006
Subscribers	P.	16,570,159	P.	16,548,635
Retailers		5,211,882		8,752,272
Cellular operators for interconnections		3,927,224		6,902,267
Recoverable taxes		9,011,825		9,859,988
Sundry debtors		1,471,643		2,998,952

		36,192,733		45,062,114
Less: Allowance for doubtful accounts		(3,896,821)		(4,168,656)

Total	P.	32,295,912	P.	40,893,458

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004		2005		2006
Balance at the beginning of the period (as adjusted)	P.	(2,126,652)	P.	(3,327,309)	P.	(3,896,821)
Increase through charge to expenses		(1,925,031)		(2,915,308)		(2,803,443)
Charges to allowance		724,374		2,345,796		2,531,608

Balance at the end of the period	P.	(3,327,309)	P.	(3,896,821)	P.	(4,168,656)

c) In 2005 and 2006, Enitel sold, without recourse, its fully reserved bad debt portfolio to unrelated parties for P.155(US$13) and P.1,686 (US$155), respectively.

6. Inventories

An analysis of inventories is as follows:

	December 31
	2005 (As adjusted)		2006
Cellular telephones, accessories, cards and others	P.	14,313,784	P.	20,313,403
Less:
Reserve for obsolete and slow-moving inventories		(836,528)		(970,063)

Total	P.	13,477,256	P.	19,343,340

7. Prepaid Expenses and License Acquisition

In 2003, Telcel entered into an agreement with Operadora Unefón, S.A. de C.V. (Unefón), whereby Unefón agreed to provide Telcel 8.400 MHz exclusive and uninterrupted access to a nationwide wireless network using the 1850-1865 MHz / 1930-1945 MHz (Band “A”) radio spectrum, for a 16-year period. Under the terms of the agreement, Telcel paid in advance a total consideration of P.3,309 million (US$267.7 million), which represented the present value of the amounts due over the term of the contract and which, through April 2005, was being amortized using the straight-line method over a 16-year period.

On May 13, 2005, Telcel and Unefon terminated the capacity service contract, and simultaneously entered into an agreement for the partial onerous cession of the previously mentioned frequency, with no additional net cost considerations to be paid. The amount of the outstanding balance of the prepayment was transferred to intangibles and is being amortized using the straight-line method over a 14-year period (see Note 9).

8. Plant, Property and Equipment

a) An analysis of plant, property and equipment is as follows:

	December 31,
	2005 (As adjusted)		2006
Telephone plant and equipment	P.	138,660,510	P.	187,509,412
Land and buildings		6,317,490		9,064,174
Other assets		19,290,551		23,099,817

		164,268,551		219,673,403
Less: Accumulated depreciation		(64,228,031)		(94,426,320)

Net		100,040,520		125,247,083
Construction in progress and advances to equipment suppliers		15,265,999		11,381,828
Inventories, primarily for use in the construction of the telephone plant		1,063,725		1,289,118

Total	P.	116,370,244	P.	137,918,029

b) At December 31, 2006, included in plant, property and equipment are assets held under capital leases, as follows:

	2005 (As adjusted)		2006
Assets under capital leases	P.	5,602,375	P.	5,892,799
Accumulated depreciation		(963,473)		(1,727,350)

	P.	4,638,902	P.	4,165,449

c) From January 2003 to December 2006, the Company sold part of its telephone plant to unrelated parties for P.5,893 million which it then leased again under sale and lease back agreements, losses incurred are being amortized based on the remaining useful life of the assets.

At December 31, 2006, the Company recorded deferred charges related to the above-mentioned sales in the short- and long-term of P.1,560,716 and P.5,739,033, respectively (P.1,393,976 and P.6,954,760, respectively, at December 31, 2005), which are included as part of the caption “other assets, net” in the balance sheet.

Amortization expense for the years ended December 31, 2004, 2005 and 2006 was P.519,824, P.1,413,761 and P.1,475,061, respectively.

d) Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was P.13,177,868, P.15,961,139 and P.19,059,881, respectively.

e) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, the use of this procedure for the restatement of plant, property and equipment was eliminated. At and for the years ended December 31, 2005 and 2006, this caption was restated in each country, as follows:

•

The December 31, 1996, appraised value of the imported telephone plant, as well as the cost of subsequent additions to such imported plant, were restated based on the rate of inflation in the respective country of origin and then translated into Mexican pesos using the prevailing exchange rate at the balance sheet date (specific indexation factors).

•	The appraised value of land and buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

•	At December 31, 2006, approximately 85% (84% in 2005) of the book value of the plant, property and equipment has been restated using specific indexation factors.

9. Intangible Assets

An analysis of intangible assets at December 31, 2005 and 2006 is as follows:

	December 31, 2006
	Balance at the beginning of the year (as adjusted)		Acquisitions		Cancellations		Amortization expense		Effects of translation of foreign subsidiaries		Balance at the end of the year
Licenses	P.	31,845,424	P.	2,771,839	P.	(112,214)					P.	34,505,049
Effect of translation		11,966,916							P.	3,928,314		15,895,230
Accumulated amortization		(11,293,437)		(807,935)		41,168	P.	(4,889,443)				(16,949,647)

Net	P.	32,518,903	P.	1,963,904	P.	(71,046)	P.	(4,889,443)	P.	3,928,314	P.	33,450,632

Trademarks	P.	9,836,097	P.	206,461							P.	10,042,558
Effect of translation		(683,926)							P.	(6,224)		(690,150)
Accumulated amortization		(2,568,768)					P.	(871,373)				(3,440,141)

Net	P.	6,583,403	P.	206,461			P.	(871,373)	P.	(6,224)	P.	5,912,267

Goodwill	P.	16,130,276	P.	13,067,504							P.	29,197,780
Effect of translation		2,165,723							P.	(65,002)		2,100,721
Accumulated amortization		(5,555,447)										(5,555,447)

Net	P.	12,740,552	P.	13,067,504					P.	(65,002)	P.	25,743,054

	December 31, 2005
	Balance at the beginning of the year (as adjusted)		Acquisitions		Cancellations		Amortization expense		Effects of translation of foreign subsidiaries		Balance at the end of the year (as adjusted)
Licenses	P.	26,764,453	P.	5,334,993	P.	(254,022)					P.	31,845,424
Effect of translation		10,460,871							P.	1,506,045		11,966,916
Accumulated amortization		(7,152,200)		(587,947)		232,012	P.	(3,785,302)				(11,293,437)

Net	P.	30,073,124	P.	4,747,046	P.	(22,010)		(3,785,302)	P.	1,506,045	P.	32,518,903

Trademarks	P.	9,731,201	P.	104,896							P.	9,836,097
Effect of translation		(439,402)							P.	(244,524)		(683,926)
Accumulated amortization		(1,704,219)					P.	(864,549)				(2,568,768)

Net	P.	7,587,580	P.	104,896			P.	(864,549)	P.	(244,524)	P.	6,583,403

Goodwill	P.	13,675,156	P.	2,455,120							P.	16,130,276
Effect of translation		2,119,375							P.	46,348		2,165,723
Accumulated amortization		(5,555,447)										(5,555,447)

Net	P.	10,239,084	P.	2,455,120					P.	46,348	P.	12,740,552

a) A description of the principal changes in the caption Licenses for the years ended December 31, 2006 and 2005 is as follows:

For the year ended December 31, 2006

1) A definitive ruling issued by the Federal Tax and Administration Court in favor of Telcel, established that:

i) The consideration paid by Telcel to the Federal Government in the amount of P.112.2 million as initial payment and additional payments of P.1,926.3 million, for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) to the concession originally granted by the Ministry of Communications and Transportation (SCT) in October 2000, was unjustified, since such consideration was determined in conformity with a law that was no longer in force.

ii) Telcel should in fact have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from P.112.2 million to P.2,184.0 million, for the extension and modification of the concession granted.

Thus in April 2006, the Company adjusted the value of the license to reflect the current status of the asset, in conformity with Mexican Financial Reporting Standards, as follows: 1) recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, which resulted in a net investment for licenses of P.1,305.1 million (P.2,184.0 million in investment less P.807.9 million in accumulated amortization less cancellation of original net value of license of P.71.0 million), 2) the increasing in value of the license of P.2,071.8 million was covered with a cash payment of P.145.5 million and a compensation of the additional payments for the annual share of gross revenues of P.1,926.3 million and 3) recording a credit to results of operations of P.1,159.6 million in the other income caption.

2) Pursuant to amendments to the Federal Contributions Law (Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. Telcel has challenged its obligation to pay such annual fees (derechos) as it believes it is contrary to the Mexican Constitution and certain provisions of the Telecommunications Law. Telcel has obtained a preliminary injunction against the payment of these fees. The authorities appealed such resolution before the corresponding court, which sent this matter to the Mexican Supreme Court (Suprema Corte de Justicia de la Nación or the “Mexican Supreme Court”) for final resolution. If the Mexican Supreme Court confirms the favorable resolution issued by the lower court that granted the injunction to Telcel, Telcel may register a gain as a result of such final resolution.

3) In May 2006, the Company acquired two 800 MHz licenses to operate and provide wireless services in the Santiago de Chile region; the amount paid for such licenses was P.542,483.

For the year ended December 31, 2005

1) In 2005, the Company obtained a concession to render public Personal Communication Services (PCS) in Peru for which it paid P.247,960 (US$21.1 million).

2) In April 2005, Telcel was awarded the use of the 10 MHz broadband frequency in the nine regions into which Mexico is divided. The Company paid P.57,552 (P.55 million nominal amount) for such usage rights. The licenses are for 20-year terms during which time Telcel is obligated to pay certain usage fees, as stipulated in the Mexican Fees Law in force at the time the licenses were granted.

3) In May 2005, Telcel acquired from Unefon 8.400 MHz in the 1850-1865 MHz / 1930-1945 MHz (Band “A”) radio spectrum frequency, as described in Note 7.

4) In July 2005, the Company acquired a license to operate and provide cellular and wireless telephone services in the Minas Gerais region in Brazil; the amount paid for such license was P.237,068 (R. 51.2 million).

5) License and trademark amortization expense for the year ended December 31, 2004 was P.6,016,444.

10. Equity Investments in Subsidiaries and Affiliates

An analysis of this caption at December 31, 2005 and 2006 is as follows:

	2005		2006
Investments in:
Affiliates (Grupo Telvista, S.A. de C.V.)	P.	402,721	P.	451,934
Other investments		102,710		107,805

Total	P.	505,431	P.	559,739

I. Investments in subsidiaries

During 2005 and 2006, the Company made a number of investments in subsidiaries, as described below:

All acquisitions were recorded using the purchase method. Through valuations made by independent appraisers, the Company determined the fair value of the net assets acquired. An analysis of the preliminary purchase price of the net assets acquired per company based on fair values at the acquisition date is as follows:

—2006 Acquisitions

a) Compañía Dominicana de Teléfonos C. por A.

a) On December 1, 2006, the Company acquired 100% of the outstanding shares of Compañía Dominicana from Verizon Communications, Inc. for which the Company paid in cash P.26,561,017 (U.S.$ 2,415,000), U.S.$2.06 billion before net cash, adjustments). The results of Dominicana have been included in the consolidated financial statements since that date. Compañía Dominicana provides telecommunications services, including cellular and fixed phone service, in the Dominican Republic. Dominicana is expected to contribute to the Company’s strategy to become the leader provider of wireless communication in Latin America.

	Compañía Dominicana de Teléfonos C. por A.
Current assets	P.	7,071,437
Fixed assets		8,641,818
Trademarks		206,461
Other assets		285,617
Less:
Total liabilities		2,711,820

Fair value of net assets acquired		13,493,513

% of equity acquired		100%

Net assets acquired		13,493,513
Amount paid		26,561,017

Goodwill	P.	13,067,504

b) On April 2, 2006, América Móvil and Telmex jointly agreed to acquire the equity interest that Verizon Communications Inc. holds in Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV). On February 8, 2007, given the evident improbability of obtaining the necessary authorization from the Venezuelan government to complete the transaction, the parties mutually agreed to cancel the acquisition agreement, which had no economic sanctions for any of the parties.

—2005 Acquisitions

In 2005, the Company acquired the following companies, whose purchase price was distributed as follows:

	2005 Acquisitions
	Smartcom (Chile)		América Móvil Perú S.A.C.		AMX Paraguay		Total
Current assets	P.	1,686,902	P.	632,557	P.	124,013	P.	2,443,472
Fixed assets		3,552,856		2,075,403		220,759		5,849,018
Licenses		410,456		937,022		5,678		1,353,156
Other assets		190,721		1,575,745		8,373		1,774,839
Less:
Liabilities other than debt		835,648		1,548,299		71,925		2,455,872
Long-term debt				847,114		3,008		850,122

Fair value of net assets acquired	P.	5,005,287	P.	2,825,314	P.	283,890	P.	8,114,491

% of equity acquired		100.00%		100.00%		100.00%		100.00%

Net assets acquired		5,005,287		2,825,314		283,890		8,114,491
Amount paid		5,675,030		4,610,691		283,890		10,569,611

Goodwill	P.	669,743	P.	1,785,377			P.	2,455,120

a) AMX PARAGUAY

In July 2005, the Company acquired a 100% interest in Hutchinson Paraguay, S.A. (currently AMX Paraguay, S.A.), for which it paid P.283,890 (US$25 million). AMX Paraguay provides telecommunication services, including wireless services, throughout the Republic of Paraguay.

b) Claro Chile (formerly SMARTCOM)

In August 2005, the Company acquired from the Spanish company Grupo Endesa Participadas, S.A., a 100% interest in the Chilean company Smartcom S.A. Smartcom, S.A. provides telecommunication services, including wireless services, throughout the Republic of Chile. The total amount paid for the net assets acquired was P.5,675,030 (US$505 million).

c) AMÉRICA MÓVIL PERU, S.A.C.

In August 2005, the Company acquired from TIM International N.V., a subsidiary of the Telecomm Italia Group, a 100% interest in the Peruvian company, TIM Peru S.A.C. (nowadays América Móvil Peru, S.A.C.), for which the Company paid P.4,610,691 (US$408 million). América Móvil Peru provides telecommunication services, including wireless services, throughout the Republic of Peru.

—Other acquisitions

a) On October 31, 2006, the Company exercised its option to acquire 1.1% of Telecom América’s capital stock from a minority stockholder, thus increasing its shareholding from 98.9% to 100%. The Company paid P.1,847,354 (US$172.5 million) for the shares, whose book value is P. 473,500. In 2006, the Company also paid P.10,841 to acquire minority interests in Guatemala, El Salvador and Nicaragua. The book value of such minority interests was P.10,207 and the difference between the book value and price paid is reflected in stockholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.08 % to 99.09% in Guatemala, from 95.75% to 95.76% in El Salvador and from 99.26% to 99.31% in Nicaragua.

b) In 2005, the Company paid P.93,465 (US$8,092) to acquire minority interest shares in Brazil, Guatemala, Nicaragua and El Salvador. The book value of such shares was P.578,455 and the difference between the book value and purchase price was recognized in stockholders’ equity. Due to such acquisitions, the Company’s equity interest increased from 97.8% to 98.9% in Brazil, from 99% to 99.08% in Guatemala, from 99% to 99.26% in Nicaragua and from 94.9% to 95.75% in El Salvador.

—Sale of subsidiaries and affiliated companies

In July 2005, the Company (following a capital reduction in which all the stockholders participated proportionally), sold its 40.3% equity interest in Technology and Internet, LLC and its 25% equity interest in Technology Fund One, LLC to Grupo Condumex, S.A. de C.V. (related party) for P.33,192 (US$3 million). Such sale gave rise to a loss of P.83,530, which was recognized in stockholders’ equity, since the sale was made between entities under common control.

—General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already discussed.

—Unaudited pro forma financial data

The following unaudited consolidated pro forma financial data for the years ended December 31, 2004, 2005 and 2006 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill (through December 31, 2004) and of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the year ended December 31
	2004	2005
Operating revenues:	P.150,854,134	P.193,801,448
Net income	17,164,078	31,025,963
Earnings per share (in Mexican pesos)	0.47	0.87

	Unaudited pro forma consolidated for the year ended December 31
	2005	2006
Operating revenues:	P.203,052,036	P.243,070,908
Net income	33,725,327	45,498,969
Earnings per share (in Mexican pesos)	0.94	1.28

Subsequent events

a) On March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who respectively held 52%, 28%, 13% and 7% of the shares. The total sale price was P.20,889,877 (US$1,891 million).

11. Financial Instruments

At December 31, 2005 and 2006, the financial instruments contracted by the Company are as follows:

	2005		2006
Financial instrument	Notional equivalent in millions
Interest-rate swaps in U.S. dollars	USD	610
Interest-rate swaps in pesos	P.	6,000	P.	3,000
Cross currency swaps	USD	910	USD	1,410
Interest-rate swaps and cross currency swaps	USD	913	USD	400
Forwards dollar-peso	USD	1,475	USD	770

With respect to the aforementioned financial instruments, the valuation gain (loss) at December 31, 2004, 2005 and 2006 amounted to P.524,172, P.(1,261,535) and P.486,526, have been included in the statement of income as part of comprehensive cost of financing under the caption “Other financing costs, net”.

The accumulated valuation effect of the financial instruments shown in the balance sheet at December 31, 2005 and 2006 aggregate P.(1,980,549) and P.(1,019,145), respectively.

12. Labor Obligations

a) Mexico

Telcel set up an irrevocable trust fund to cover the payment of obligations for seniority premiums, adopting the policy of making annual contributions to the fund. During 2004, 2005 and 2006, the Company contributed to the fund P.2,222, P.2,353 and P.2,620, respectively. The seniority premium valuation was determined based on actuarial computations made by independent actuaries using the projected unit-credit method.

The unrecognized net obligation, unrecognized prior service costs and unrecognized gain/losses are being amortized over a twenty-six year period, which is the estimated average remaining working lifetime of Telcel’s employees.

An analysis of the net period cost of seniority premiums for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004		2005		2006
Labor cost	P.	2,266	P.	2,532	P.	3,069
Interest cost		648		800		982
Expected return on plan assets		(428)		(594)		(811)
Amortization of actuarial gain		(27)		(26)		(37)

Net periodic cost	P.	2,459	P.	2,712	P.	3,203

The change in the seniority premium plan benefit obligation is as follows:

	2005		2006
Projected benefit obligation at beginning of year	P.	11,944	P.	14,674
Labor cost		2,532		3,069
Interest cost		800		982
Actuarial gain		(602)		(558)

Benefit obligation at end of year	P.	14,674	P.	18,167

An analysis of the seniority premium reserve at December 31, 2005 and 2006 is as follows:

	2005		2006
Projected benefit obligation	P.	14,674	P.	18,167
Plan assets		(10,503)		(13,575)
Unrecognized net asset at the date of initial application		36		27

Actuarial gain		2,162		2,212

Accrued labor obligation	P.	6,369	P.	6,831

Unfunded accumulated benefit obligation	P.	4,171	P.	4,592

Accumulated benefit obligation	P.	14,674	P.	18,167

The change in employee benefit plan assets and plan funded status is as follows:

	2005		2006
Fair value of plan assets at beginning of year	P.	7,522	P.	10,503
Actual return on plan assets		2,981		3,072

Fair value of plan assets at end of year	P.	10,503	P.	13,576

	2005		2006
Unfunded projected benfit obligation	P.	4,171	P.	4,592
Unrecognized net gain		2,162		2,212
Unrecognized net asset at the date of initial application		36		27

Accrued labor obligation	P.	6,369	P.	6,831

Net of inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2004, 2005 and 2006 are presented below:

	2004	2005	2006
Discount rate	6.82%	6.82%	6.82%
Return on plan assets	6.82%	6.82%	6.82%
Salary increase	0.93%	0.93%	0.96%

As required by the revised Mexican accounting Bulletin D-3, “Labor Obligations”, the Company recognized a provision for termination payments on the basis of actuarial computations.

An analysis of the net period cost of termination payments for 2006 is as follows:

	2006
Labor cost	P.	760
Interest cost		381
Amortization of initial unrecognized obligation		5,593

Net period cost	P.	6,734

An analysis of changes in the liability for termination pay is as follows:

2006
Projected benefit obligation at beginning of year
Labor cost	P.760
Interest cost	381
Amortization of initial unrecognized net obligation	5,593
Unrecognized net gain	(497)

Projected benefit obligation at end of year	P.6,237

2006
Unfunded projected benefit obligation	P.6,237
Plan assets	0

Accrued labor obligation	P.6,237

Unfunded accumulated benefit obligation	6,096

Accumulated benefit obligation	P.6,096

Net inflation rates used to determine the actuarial present value of benefit obligations at December 31, 2006 are presented below:

2006
Discount rate	6.82%
Salary increase	0.96%

The net projected liability was included in the balance sheet under the caption other accounts payable and accrued liabilities.

13. Accounts Payable and Accrued Liabilities

a) An analysis of the caption accounts payable and accrued liabilities is as follows:

	December 31
	2005		2006
Suppliers	P.	40,379,007	P.	41,936,427
Sundry creditors		6,349,426		7,219,188
Interest payable		1,679,464		1,994,532
Accrued expenses and other provisions		7,145,976		8,207,957
Guarantee deposits		428,076		493,099
Other		369,599		496,419

	P.	56,351,548	P.	60,347,622

b) At December 31, 2005 and 2006, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2005		Increase of the year		Charges				Balance at December 31, 2006
					Payments		Reversals
Vacation premium	P.	257,970	P.	1,112	P.	(148,840)			P.	110,242
Vacations		372,484		421,379		(346,594)	P.	(3,031)		444,238
Office expenses		567,695		898,274		(665,863)				800,106
Fees		186,472		225,030		(335,351)				76,151
Retirement of assets provision		476,990		629,688		(13,161)		(152)		1,093,365
Circulo azul program provision		758,860		(29,538)		(247,314)				482,008
Contingencies provision		4,322,477		1,159,327		(459,314)		(1,232)		5,021,258
Value added services provision		113,139		723,702		(766,434)				70,407
Other provisions		89,889		116,265		(82,505)		(13,467)		110,182

	P.	7,145,976	P.	4,145,239	P.	(3,065,376)	P.	(17,882)	P.	8,207,957

14. Debt

The Company’s short- and long-term debt consists of the following:

		2005				2006
Currency	Debt type	Rate	Maturity from 2006 to	Total 2005		Rate	Maturity from 2007 to	Total 2006
U.S. Dollars AMX except AMTEL
	Credits from Exim Bank	2.71%	2010	P.	260,424	2.71% - 3.2%	2010	P.	876,189
	Syndicated loans					L + 0.25%	2011		21,762,000
	Fixed-rate senior notes	4.125% a 6.375%	2035		31,127,124	4.125% to 6.375%	2035		30,390,633
	Variable-rate senior notes					L + 0.1% to
		L(1) + 0.625% (1)	2007		3,343,407	L + 0.625%	2008		8,704,800
	Lines of credit (variable)	L + 0.05% to
		L + 0.40%	2006		3,881,094	L + 0.40%	2011		326,430
	Capital leases					L +1.5% to
		8.01%	2008		777,304	L + 2.9%	2008		973,176
U.S. Dollars AMTEL
	JP MorganChase	L + 0.80 to L + 1.10	2006		2,786,203
	JP MorganChase	L + 0.54 to L + 0.625	2010		2,228,938
	Wachovia Securities	L +0.70	2006		891,574
	Wachovia Securities	L +0.625	2009		1,114,469
	Dresdner Bank, AG	L +0.65	2009		1,114,469
	Dresdner Bank, AG	L +0.45	2010		1,114,469

	Santander Central Hispano Benelux	L + 0.62 to L + 0.66	2009		2,228,939
	Santander Central Hispano Benelux	L + 0.47 to L + 0.58	2010		3,343,408
	Barclays Bank PLC	L + 0.60	2011		1,114,469

	Subtotal U.S. dollars				55,326,291				63,033,228

Mexican pesos except AMTEL
	Domestic senior notes	Various	2010		13,058,275	Various	2010		7,050,000
	Lines of credit	TIIE(2) + 0.10% to
		TIIE + 0.125% (2)	2006		6,243,000
	Capital leases	TIIE + 0.40%	2008		4,171,364	TIIE +0.15%	2008		3,534,000
	Fixed- rate senior notes	9.00%	2016		5,202,500	8.46% to 9%	2036		13,000,000
	Commercial paper					7.23 to 7.46	2007		3,000,000
Mexican pesos AMTEL**
	Domestic senior notes**					Various	2007		9,000,000
	Lines of credit**					7.34% to 7.41%	2007		4,950,000

	Subtotal Mexican pesos				28,675,139				40,534,000

Brazilian reais
	Lines of credit					10.5% to 11.9%	2014		824,472

	Subtotal Brazilian reais								824,472
Colombian pesos
	Lines of credit	DTF (3)	2006		278,103
	Commercial paper					7.8%	2007		729,032
	Bonds					IPC + 6.8% to
						7.50% and fixed
		IPC + 6.8% to 7.50%	2013		2,195,546	rate 7.59%	2016		4,374,193

	Subtotal Colombian pesos				2,473,649				5,103,225

Other currencies
	Lines of credit	3.5% to 14%	2006		774,647	4.65% to 12.25%	2007		1,590,565

	Subtotal other currencies				774,647				1,590,565

	Total debt				87,249,726				111,085,490
	Less: Short-term debt and current portion of long-term debt				21,374,019				25,266,205

	Long-term debt			Ps.	65,875,707			Ps.	85,819,285

(1)	L = LIBOR or London Interbank Offer Rate
(2)	TIIE = Weighted interbank interest rate determined daily by the Banco de Mexico and published in the Official Gazette.
(3)	DTF = Fixed term deposits
(4)	IPC = Consumers price index
**	On January 4, 2007, the Company paid AMTEL’s debt with third parties.

Except for the fixed-rate senior notes, interest rates on the Company’s debt is subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2006 was approximately 6.88% (7.59% in 2005) (excluding AMTEL´s debt).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2005 and 2006 is as follows:

Debt type	2005		2006
Domestic senior notes	P.	5,722,750	P.	10,900,000
Variable-rate securities				3,264,300
Lines of credit used		11,176,843		6,866,986
Commercial paper				3,729,032
Other loans		499,737		—

Total	P.	17,399,330	P.	24,760,318

Weighted average interest rate		8.25%		7.44%

An analysis of maturities of long-term debt is as follows:

Years	Amount
2008	P.	12,735,097
2009		7,535,122
2010		2,379,025
2011		21,888,842
2012		126,842
2013 and thereafter		41,154,357

Total	P.	85,819,285

Senior Notes.- At December 31, 2004, the Company had senior notes of US$2,093 million (P.22,774 million) maturing in 2007 and 2015. During 2005 and 2006, América Móvil has placed the following senior notes:

a) In February 2005, US$1,000 million (P.10,881 million), maturing in 2035 and bearing annual interest of 6.375%, which is payable semiannually in March and September of each year. In 2005 and 2006, accrued interest on the notes was P.619,192 and P.693,664, respectively.

b) In September 2005, P.5,000 million, maturing in 2016 and bearing annual interest of 9%, which is payable semiannually in January and July, beginning on January 17, 2006. In 2005 and 2006, accrued interest on the notes was P.113,154 and P.456,250, respectively.

c) In December 2006, P.8,000 million, maturing in 2036 and bearing annual interest of 8.46%, which is payable semiannually in June and December, beginning on June 18, 2007. In 2006, accrued interest on the notes was P.24,440.

d) In December 2006, US$500 million (P.5,440 million), maturing in 2008 and bearing variable annual interest at the three-month LIBOR plus 0.10%, which is payable quarterly beginning on March 27, 2007. In 2006, accrued interest on the notes was P.3,304.

All senior notes are unconditionally guaranteed by Telcel.

Lines of credit guaranteed by institutions to promote exports- The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2005 and 2006 is P.260,424 (US$24 million) and P.876,189 (US$81 million), respectively.

Domestic senior notes- The Mexican Banking and Securities Commission (CNBV) has authorized the Company to establish five programs for the issuance of domestic senior notes guaranteed by Telcel, four of these programs are for P.5,000 million each, and the most recent program authorized by the CNBV in April 2006, is for P.10,000 million. At December 31, 2006, the Company had made various placements for the first three programs for amounts ranging from P.400 million to P.1,750 million and maturities ranging from 3 to 7 years. At December 31, 2005 and 2006, the domestic senior note debt aggregates P.13,058,275 and P.7,050,000, respectively. In general, these issues bear a floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE) or the Mexican treasury certificate (CETES) rate.

In addition to the above, the Company has a commercial paper program authorized by the CNBV for an amount of P.3,000 million. As of December 31, 2006, the Company had no outstanding commercial paper debt.

General

At December 31, 2005 and 2006, the Company had a number of Lines of credit and syndicated loans for approximately P.3,881 million (US$357 million) and P.22,088 million (US$2,000 million), respectively, bearing interest at LIBOR plus a spread. Such facilities have similar terms as to covenants, and under all of the credits América Móvil and Telcel are guarantors.

The Company is subject to financial and operating covenants under the loan agreements that limits América Móvil’s ability to incur secured debt and pledge assets, to effect certain kind of mergers as a result of which the surviving entity would not be América Móvil or Telcel, or sell substantially all of our assets, to sell control of Telcel these covenants also do not permit restrictions on the ability of Telcel to pay dividends or make distributions to América Móvil. The most restrictive financial covenants require América Móvil to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2006 and 2005, the Company was in compliance with all of its loan covenants.

At December 31, 2006, approximately 77% of the total outstanding consolidated debt is guaranteed by Telcel.

15. Foreign Currency Position and Transactions

At December 31, 2005 and 2006, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2005		2006
	Amount of currency	Exchange rate- Mexican peso per currency	Amount of currency	Exchange rate- Mexican peso per currency
Assets
U.S. dollar	2,040	10.71	2,945	10.88
Quetzal (Guatemala)	1,854	1.41	3,550	1.43
Brazilian reais	3,150	4.58	2,633	5.09
Colombian peso	668,573	0.005	535,902	0.005
Argentinean peso	780	3.03	621	3.55
Uruguayan peso	653	0.443	887	0.445
Cordoba (Nicaragua)	803	0.625	1,160	0.604
Lempira (Honduras)	476	0.563	336	0.572
Chilean peso	76,236	0.021	104,002	0.02
Peruvian sol	193	3.12	293	3.40
Guarani (Paraguay)	138,130	0.002	136,906	0.002
Dominican peso			22,478	0.322
Euro	47	12.63	108	14.36
Swiss franc	53	8.16	53	8.93

Liabilities
U.S. dollar	(6,801)	10.71	(8,951)	10.88
Quetzal (Guatemala)	(1,981)	1.41	(1,348)	1.43
Brazilian reais	(4,616)	4.58	(4,769)	5.09
Colombian peso	(2,555,922)	0.005	(1,405,956)	0.005
Argentinean peso	(2,052)	3.03	(909)	3.55
Uruguayan peso	(1,107)	0.443	(374)	0.445
Cordoba (Nicaragua)	(1,092)	0.625	(1,219)	0.604
Lempira (Honduras)	(599)	0.563	(945)	0.572
Chilean peso	(57,651)	0.021	(149,079)	0.02
Peruvian sol	(929)	3.12	(67)	3.40
Guarani (Paraguay)	(313,840)	0.002	(154,906)	0.002
Dominican peso			(10,120)	0.322

At June 18, 2007, the date of issuance of these financial statements, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollar	11.79
Quetzal (Guatemala)	1.44
Brazilian reais	5.66
Colombian peso	0.006
Argentinean peso	3.61
Uruguayan peso	0.46
Cordoba (Nicaragua)	0.50
Lempira (Honduras)	0.56
Chilean peso	0.20
Peruvian sol	3.49
Guarani (Paraguay)	0.002
Dominican peso	0.34
Euro	14.46
Swiss franc	8.70

In the years ended December 31, 2004, 2005 and 2006, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the years:

	U.S. dollars (thousands)
	2004	2005	2006
Net revenues	5,683,036	8,576,256	11,622,733
Operating costs and expenses	6,048,179	8,531,766	10,549,571
Interest income	192,843	249,558	253,616
Interest expense	331,402	385,090	435,937
Other expenses, net	(39,602)	(54,288)	(31,348)

16. Commitments and Contingencies

a) As of December 31, 2006, the Company had entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rental payments due in the next five years. In some cases, the amount is subject to an annual increase based on the NCPI.

At December 31, 2006, the Company had the following commitments under non-cancelable leases:

Year ended December 31	Capital lease		Operating lease
2007	P.	589,715	P.	3,048,724
2008		4,092,580		2,071,906
2009		320,219		1,695,200
2010				1,317,563
2011				900,224
2012 and thereafter				2,410,446

Total		5,002,514	P.	11,444,063

Less interest		(495,338)

Present value of minimum rental payments		4,507,176
Less current portion		319,080

Long-term obligations	P.	4,188,096

Rent charged to expenses in 2004, 2005 and 2006 aggregated P.1,972,945, P.2,823,543 and P.3,944,715, respectively.

b) Payment guarantees with suppliers

At December 31, 2006, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM networks for up to approximately US$360 million (approximately P.3917 million). The estimated completion period for projects in process ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

Telcel

Cofeco

The Comisión Federal de Competencia (“Mexican Federal Antitrust Commission” or “Cofeco”) brought administrative proceedings against Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) for alleged anti-competitive behavior primarily in connection with (i) actions carried out by certain Telcel distributors in relation to the purchase and sale of cellular phones; (ii) exclusivity agreements entered into with certain content provider; (iii) the refusal to grant interconnection to a certain provider of “trunking” services for the exchange of short message service; and (iv) antitrust practices in the interconnection market. These proceedings are in varying procedural stages, and no final ruling against Telcel has been issued. Also, Telcel has been informed of pending administrative investigations regarding antitrust practices in the interconnection services market. If Telcel is unsuccessful in challenging any of the aforementioned proceedings, they may result in significant fines or specific regulations applicable to Telcel. Telcel has not made provisions in its financial statements for these potential liabilities, because at the date of the financial statements, the amount of the possible contingency could not be reasonably estimated.

Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of P.1.90 per minute to P.1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by the Comisión Federal de Telecomunicaciones (the “Mexican Federal Communications Commission” or “Cofetel”) and the related agreements were registered with Cofetel.

Certain telecommunications service providers have since challenged the new framework, arguing that the proposed interconnection fees did not properly take into account costs associated with the interconnection fee applicable under the “calling party pays”, and have initiated proceedings with Cofetel to obtain their intervention in resolving the matter. A ruling on the interconnection dissent was issued by Cofetel, of which Telcel was notified on September 4, 2006.

Based on Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2006 are as follows: P.1.71 per minute or fraction thereof during 2005; P.1.54 pesos per minute or fraction thereof from January through September 2006; P.1.23 pesos per minute or fraction thereof from October through December 2006.

Furthermore, Cofetel determined the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2007 through December 2010 on a per minute basis, as well as the rate for the period measured in seconds. That is, the duration of all completed calls measured in seconds is tallied up, and such amount is rounded off to the next minute (rounding off per second). This differs from the rate computation through December 2006, whereby the duration of each call was rounded off to the next minute to reach the total amount of time the infrastructure was used (rounding off per minute).

Cofetel determined the following rates for the period from 2007 through 2010: P.1.23 per minute of interconnection during 2007; P.1.12 per minute of interconnection during 2008; P.1.00 per minute of interconnection during 2009 and P.0.90 per minute of interconnection during 2010. All rates are to be computed in accordance with the above-mentioned rounding-off-per-second plan. Due to the change in rates, Cofetel established that the cellular operator must apply a premium on the total amount of interconnection minutes invoiced from 2007 through 2009, as follows: 25% during 2007; 18% during 2008 and 10% during 2009.

Cofetel’s ruling is not to Telcel’s satisfaction and therefore Telcel filed for relief (amparo) against such rulings. Certain fixed-line operators also initiated proceedings (juicios de nulidad) requesting the resolution to be declared null. During the last quarter 2006 and first quarter 2007, the Company reached an agreement with all the cellular and some of the local fixed operators, including Telmex and some of the dissenting operators, to put on effect the following rates for the period from 2007 through 2010: P.1.34 per minute or fraction of interconnection during 2007, P.1.21 per minute or fraction of interconnection during 2008, P.1.09 per minute or fraction of interconnection during 2009 and P.1.00 per minute or fraction of interconnection during 2010. The agreed rates must be computed using the round-off per minute plan.

At to this date Telcel is only applying the rates established in Cofetel’s ruling to the remaining fixed local operators, since it did not file a motion for a precautionary measure to suspend the effects of the rulings with the corresponding court, Telcel is awaiting the final ruling from the courts to determine how it will proceed.

At this time, it is impossible to determine the probable outcome of the proceedings Telcel brought against such ruling.

Short message services (SMS).

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region, but average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability for an amount of P. 375,050.

Trademarks tax assessment

On March 3, 2006, the Sistema de Administración Tributaria (the “Mexican Tax Administration System” or “SAT”), notified Telcel of an assessment of P.271.6 million (P.150.2 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of P.1,221.9 million in connection with royalty payments made to another subsidiary of América Móvil related the use of certain trademarks. The Company believes such assessment to be unjustified, since Mexican income tax law allows the deduction of royalties. Consequently, the Company has filed suit against such assessment. Also, on June 4, 2007, the SAT notified the Company of an additional assessment of P.522 million (P.249.2 plus adjustments, fines and late fees) as a result of a tax deduction made by the Company in 2003 of P.733.1 million in connection with the aforementioned royalty payments. Based on the foregoing, Telcel also expects that the SAT will challenge similar deductions for royalty payments made during 2004, 2005 and 2006. The Company has not made provisions in its financial statements for this potential liability because, based on the strength of its legal arguments, the Company believes that it will successfully challenge these assessments.

Comcel

Voice/IP

In March 2000, the Superintendencia de Industria y Comercio (the “Colombian Superintendency of Industry and Commerce” or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately P.1 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately P.761 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed.

After additional proceedings, the Constitutional Court revoked the previous decision and ordered the continuance of the procedure for the determination of damages to the other operators. In the opinion of counsel representing Comcel in this matter, in the event the SIC decides to award damages to the long distances service providers, the amount of such damages should not exceed the income received by Comcel from the provision of Voice over IP services, an amount which is substantially lower than the amount estimated by the long distance service providers. Comcel has made the appropriate provisions in its financial statements with respect to this potential liability. There can be no assurance that the amount of damages ultimately determined by the SIC will be consistent with Comcel’s counsel opinion. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered.

Distributors

In 2005, Comcel was notified of arbitration proceedings initiated against it by Celcenter Ltda. (“Celcenter”), Punto Celular, Ltda. (“Punto Celular”) and Concelular, S.A. (“Concelular”), which were distributors of Comcel until May 2004. In October 2006, Comcel was also notified of an arbitration proceeding initiated against it by Movitel, Ltda. (“Movitel”), which was distributor of Comcel until September 2006. The proceedings relate to Comcel’s decision to reduce the commissions paid to distributors. In the proceedings, the distributors allege: (i) abuse of dominant position on Comcel’s part; (ii) the existence of an agency relationship between Comcel and the distributors; and (iii) breach of contract and commercial liability on the part of Comcel. Claimants seek to recover approximately US$22 million (approximately P.239 million) from Comcel. In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a prepaid cards distributor of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$34 million (approximately P.2,546 million) from Comcel. Comcel has made the appropriate provisions in its financial statements with respect to these potential liabilities.

In the opinion of counsel representing Comcel in these matters, in the event the decision awards payment to the distributors by Comcel, the amount of these payments would not be as requested by them. There can be no assurance that the awards will be consistent with Comcel’s counsel opinion.

Telecom Américas

Related Anatel inflation adjustments

The Agência Nacional de Telecomunicações (the “Brazilian Federal Communications Commission” or “ANATEL”) has challenged each of Tess, S.A. (“Tess”) and ATL-Telecom Leste, S.A. (“ATL”) regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls. The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals, which are pending.

In September 2003, the court of first instance ruled against Tess’ filing for consignment action. Subsequently, Tess filed an appeal, which is still pending. No ruling has been made to date with respect to the declaratory action filed by Tess. The aggregate contested amounts were approximately US$178 million (including potential penalties and interest) (approximately P.1,936 million) at December 31, 2005. Based on the opinions of their legal advisors, both ATL and Tess have made provisions in their financial statements for this potential liability.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately P.1,784 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas, and Telecom Americas is defending itself vigorously against these claims. Neither America Móvil or Telecom Americas can provide assurance, however, that Telecom Americas will ultimately prevail. Telecom Americas has not made provisions in its financial statements for these potential liabilities.

Lune patent case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller I.D. technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants, including all of Americel’s other operating subsidiaries in Brazil. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller I.D. services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller I.D. technology. Americel filed three special appeals against the decision of the state court in Brasilia, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law).

The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court has been denied. Americel filed a motion requesting the reversal of this decision which is still pending. Americel intends to continue vigorously defending itself against this claim.

The cases against the other operators are still on their initial stages. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. América Móvil and its Brazilian subsidiaries will continue vigorously defending them against these claims, and do not expect that there will be a resolution of these other cases within the next following years.

In the case of Americel, the plaintiff has been requested to initiate the necessary proceedings relating to the execution. The court has estimated that the award for damages could reach as high as approximately

US$270 million (approximately P.2,937 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to a court order that suspended the validity of the patent in question. The trial shall remain interrupted as long as the patent remains suspended until such time as it is reviewed by the court at the end of September 2007. Furthermore, Americel is benefited from limited contractual compensations from its equipment supplier (Nortel Networks). Due to the above-mentioned interruption, Americel has not made provisions in its financial statements to cover these potential liabilities.

17. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2005 and 2006 is provided below. All the companies are considered affiliates; since América Móvil’s primary stockholders are also either direct or indirect stockholders of the related parties.

	December 31
	2005		2006
Accounts Receivable:
Teléfonos de México, S.A.B. de C.V. and subsidiaries (except Embratel)	P.	801,461	P.	967,000
Sanborns Hermanos, S.A. de C.V.		144,875		190,038
Sears Roebuck, S.A. de C.V.		54,811		98,651
Grupo Telvista, S. A. de C.V.		17,556		17,146
Other		9,645		70,824

Total	P.	1,028,348	P.	1,343,659

Accounts Payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	P.	42,879	P.	49,755
Seguros Inbursa, S.A. de C.V.		27,346		77,811
Embratel Participacoes, S.A.		584,348		1,972,510
Other		17		117,370

Total	P.	654,590	P.	2,217,446

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa) and Teléfonos de México and subsidiaries (Telmex). The Company’s transactions with Telmex include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) America Movil has an agreement to receive consulting services from AT&T (SBC). In 2006, we paid U.S.$28.5 million (P. 310.1 million) to Amtel (with whom America Movil had an agreement before the merger) and U.S.$1 million (P. 10.8 million) to AT&T in compensation for their respective services.

In 2005, the Company paid U.S.$30 million (P. 334.3 million) to AMTELand U.S.$1 million (P. 11.13 million ) to SBC in compensation for their respective services.

d) For the years ended December 31, 2004, 2005 and 2006, the Company conducted the following transactions with related parties (mainly with Telmex):

	2004		2005		2006
Revenues:
Calling party pays interconnection service rendered	P.	12,139,390	P.	12,860,520	P.	13,406,745
Costs:
Long-distance, circuits and other services received		4,589,464		5,989,004		6,305,203
Commercial, administrative and general expenses:
Advertising		438,502		792,190		781,926
Other, net		564,460		525,006		738,616
Interest expense, net		(224,465)		(354,335)		(367,024)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) In July 2005, Claro Chile and Telmex Chile (subsidiaries of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide capacity and infrastructure use over the following 20 years. Such agreement gives rise to a monthly disbursement of US$17.5 million (P.195.1 million), beginning in September 2005. The amount recorded in results of operations of 2005 for this agreement was US$70 million (P.780.4 million) and at December 31, 2006, it was US$218 million (P.2,262 million). Such disbursement is presented as part of sales and services.

g) In 2005, Telmex Argentina, a subsidiary of Telmex, and CTI Móvil agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project will be completed in several different stages. The first stage is already in process and consists of the construction of approximately 930 kilometers by Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) for approximately P.136,013 (US$12.5 million).

h) Telecom Américas (through its operating subsidiaries) and Embratel, a subsidiary of Telmex, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into a contract with Telecom Américas to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between R. 5.0 million and R. 6.0 million (approximately P.23.83 million and P.28.61 million, respectively), depending on the capacity established in the contract for each subsidiary. Such amounts are included in cost of services.

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately R. 6.8 million (approximately P.32.4 million). As well, Embratel leases properties from América Móvil’s subsidiaries in Brazil. The total annual rent received by the subsidiaries is R. 1.2 million (approximately P.5.7 million). The net amount of rent between the Brazilian subsidiaries is included in the caption “Cost of sales and services in the statement of income”.

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a fiber optic construction contract for approximately US$43 million. At the date of the contract, no payment whatsoever has been made, as the contract is under turnkey.

18. Stockholders’ Equity

Shares

a) Before the merger described in Note 3, the Company’s capital stock consisted of a fixed amount of P.402,900 (historical), represented by 48,348 million shares (including treasury shares), divided into: (i) 11,420 million were common registered Series “AA” shares, with no par value; (ii) 979 million were common registered Series “A” shares, with no par value and; (iii) 35,947 million were registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

b) As a result of the merger, the Company’s fixed capital sock is composed of a fixed amount of P.397,873 (historical), represented by a total of 47,744 million shares (including treasury shares), divided into Series “AA”, Series “A” and Series “L” shares, all of which are fully subscribed and paid in.

c) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors. The voting rights of Series “L” holders are restricted to the following matters: extension of the term of incorporation of América Móvil, its voluntary dissolution or a change in its corporate purpose, change in its nationality, transformation of América Móvil from one type of company to another, any merger of América Móvil, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges. Series “AA”, and “A” shares confer the same rights and obligations on the holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

d) In July 2005, the Company carried out a three-for-one share split of the Company’s outstanding shares, as was approved at the ordinary stockholders’ meeting held on April 27, 2005; consequently, the Company’s capital stock at December 31, 2004, 2005 and 2006 was represented by 36,190 (10,942 Series “AA”, 794 Series “A” and 24,454 Series “L” shares), 35,643 (10,915 Series “AA”, 761 Series “A” and 23,967 Series “L” shares) and 35,303 (10,860 Series “AA”, 571 Series “A” and 23,872 Series “L” shares) million shares, respectively, (after giving retroactive effect to the split, treasury shares and merger), which represented fixed capital stock at such date.

At December 31, 2004, 2005 and 2006, the Company had 11,554 (11,525 Series “L” and 29 Series “A” shares), 12,101 (12,070 Series “L” and 31 Series “A” shares) and 12,440 (12,409 Series “L” and 31 Series “A” shares) million treasury shares, respectively. Pursuant to the Extraordinary Shareholders’ Meeting held on February 23, 2007, the Company had 12,456 (12,425 Series “L” and 31 Series “A” shares) million treasury shares.

e) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of Series “AA” and Series “A” (common shares) with full voting rights.

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and/or trusts expressly authorized to do so in conformity with the applicable legislation in force.

Common “A” shares, which may be freely subscribed, must account for no more than 19.6% of the Company’s capital stock and no more than 49% of the common shares. Common shares may not represent more than 51% of the Company’s capital stock.

The combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

f) In April 2004 and 2005, the stockholders approved payment of a cash dividend of P.0.029 pesos and P.0.046 pesos per share, respectively, for a total dividend of P.1,051,559 and P.1,640,201, respectively, payable in four installments each in June, September and December of 2004 and 2005, and in March 2005 and 2006.

On December 13, 2005, the stockholders approved payment of an extraordinary cash dividend to be distributed in a single payout on December 23, 2005 of P.0.19 pesos per share for a total amount of P.6,743,872.

On April 26, 2006, the Company’s stockholders approved payment of a cash dividend of $0.06 pesos per share payable in full on July 26, 2006 for a total amount of P.2,206,476.

All the information has been adjusted to give retroactive effect to the business combination and split carried out; consequently, the information above may not necessarily coincide with the information shown in the legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the net tax profit account (CUFIN).

Subsequent event

On March 13, 2007, the Board of Directors resolved to submit for the consideration of the stockholders a proposal for the payment of a cash dividend from the balance of the net tax profit account (CUFIN) of $0.20 pesos to be distributed in a single payout. The stockholders approved such proposal on April 27, 2007.

Repurchase of shares

g) During the three-year period ended December 31, 2006, the Company had repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock portion of the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos
Year	Series “L” shares	Series “A” shares	Series “L” shares		Series “A” shares		Series “L” shares		Series “A” shares
2004	1,643	8.4	P.	23,042,412	P.	61,757	P.	20,986,210	P.	55,459
2005	547	1.5	P.	5,444,676	P.	20,470	P.	5,101,008	P.	19,357
2006	338	0.5	P.	7,507,362	P.	9,677	P.	7,262,485	P.	9,382

h) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

19. Income Tax, Asset Tax and Employee Profit Sharing

1) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries, is excluded from this tax consolidation.

Through December 31, 2004, companies were allowed to consolidate 60% of tax losses and taxable earnings of those Mexican subsidiaries authorized to be consolidated for tax purposes. Starting on January 1, 2005, tax consolidation of tax losses and taxable earnings of Mexican subsidiaries is allowed at 100%.

2) Asset tax is a minimum income tax payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2004, 2005 and 2006 was P.1,070,272, P.1,114,332 and P.675,879, respectively. The 2005 asset tax was offset by the excess of income tax over asset tax paid in prior years in the amount of P.549,912.

Asset tax for the year ended December 31, 2004 and 2006 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

Asset tax of the Mexican subsidiaries for the year ended December 31, 2005 corresponds to the amount shown in the provision for income tax in the statement of income, since the 2005 consolidated taxable income of P.35,066,167 was decreased by the available tax loss carryforward in the same amount, generating a benefit of P.10,519,850 in the statement of income.

Changes were made to the Mexican Asset Tax Law whereby, as of January 1, 2007, the 1.8% asset tax rate was decreased to 1.25% and liabilities are no longer deductible from the asset tax base.

3) Corporate income tax rate

i) The corporate income tax rate applicable in 2004, 2005 and 2006 was 33%, 30% and 29%, respectively. In 2007 and subsequent years, the income tax rate shall be 28% provided there is no change in such tax rate.

ii) The effect of change in the effective tax rate at December 31, 2004 represented a P.323 million credit to results of operations.

iii) Also, in 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a P.56 million charge to results of operations.

4) At December 31, 2006, the balance of the Company’s restated contributed capital account (CUCA) and CUFIN (including the effects of the merger) aggregated P.30,018,343 and P.72,076,427, respectively.

As a result of the merger of América Telecom (disappearing company) into América Móvil (surviving company), the Company’s CUCA balance decreased by P.20,982,000 and its CUFIN balance increased by P.11,628,217.

5) An analysis of income tax charged to results of operations for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004		2005		2006
In Mexico:
Current year income tax	P.	4,305,238			P.	12,959,817
Deferred income tax		2,977,087		P.(2,272,740)		(855,000)
Asset tax				564,420		675,879
Effect of decrease in rate		(322,580)

Foreign subsidiaries:
Current year income tax		1,727,571		2,533,554		2,719,055
Deferred income tax				(531,095)		903,279

Total	P.	8,687,316	P.	294,139	P.	16,403,030

Since current Mexican tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been included in the income tax expense of the year.

6) An analysis of employee profit sharing charged to results of operations for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004		2005		2006
Current year employee profit sharing	P.	273,489	P.	311,819	P.	330,253
Deferred employee profit sharing		306,844		(306,844)

	P.	580,333	P.	4,975	P.	330,253

7) Tax credits

The 2005 income tax of Mexican subsidiaries includes a tax credit of P.977 million (P.895 million historical) resulting from the favorable ruling in an appeal against the tax authority’s rejection of certain deductions in connection with the tax treatment given the loss on sale of subsidiaries.

8) A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31
	2004	2005	2006
Statutory income tax rate in Mexico	33.0%	30.0%	29.0%
Effect of non-deductible or taxable items:
Cost of financing	3.6	2.8	(0.3)
Goodwill	0.8
Effect of decrease in rate	(0.4)	0.2
Recoverable taxes		(0.6)
Asset tax		1.7	0.5
Capital loss incurred during the year		(41.3)
Tax benefit derived from carryforward of tax losses			(0.5)
Operations of subsidiaries abroad	(6.8)		(1.5)
Business combination		(0.1)	0.7
Other	7.7	2.2	2.0

Effective tax rate on Mexican operations	37.9	(5.1)	29.9

Revenues and costs of foreign subsidiaries	(6.5)	6.0	(2.4)

Effective income tax rate	31.4%	0.9%	27.5%

9) An analysis of the effects of temporary differences on net deferred tax assets and liabilities is as follows:

	December 31
	2005		2006
Deferred tax assets
Accrued liabilities	P.	(2,075,334)	P.	(2,215,251)
Other		(1,340,152)		(1,069,775)
Deferred revenues		(1,234,944)		(1,629,106)
Tax loss carryforwards		(20,814,245)		(12,446,306)

		(25,464,675)		(17,360,438)
Deferred tax liabilities
Fixed assets		2,114,341		3,220,814
Sale and leaseback		2,425,142		2,243,377
Inventories		1,416,669		1,252,468
Licenses		676,599		563,729
Royalty advances				441,894

		6,632,751		7,722,282
Less: Valuation allowance		22,456,820		13,033,565

Total deferred tax liability	P.	3,624,896	P.	3,395,409

10) In Mexico and Ecuador the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2004, 2005 and 2006 was 10% of taxable income in Mexico and 15% in Ecuador.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. The total amount of deduction aggregated P.283,226 in Mexico.

11) The deferred tax asset of P.726,060 and P.790,918 shown in the balance sheet at December 31, 2005 and 2006 refers to TracFone and Enitel’s partial reversal of their valuation allowance (for tax loss carryforward) as a result of both the partial realization of such assets during 2005 and the evaluation of the adequacy of the reserve.

An analysis of the effect of temporary differences giving rise to the deferred tax asset at December 31, 2005 and 2006 is as follows:

	December 31
	2005		2006
Deferred tax assets
Accrued liabilities	P.	(52,260)	P.	(201,951)
Other		(100,265)		(258,705)
Recoverable taxes		(54,454)		(5,222)
Deferred revenues
Tax losses		(1,116,464)		(573,911)

		(1,323,443)		(1,039,789)
Deferred tax liabilities
Fixed assets		39,010		28,550
Licenses				(34,844)
Other		(7,339)		2,585

		31,671		(3,709)
Less: Valuation allowance		565,712		252,580

Deferred tax asset, net	P.	(726,060)	P.	(790,918)

Foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2004, 2005 and 2006 is as follows:

	December 31
Concept	2004		2005		2006
Aggregate pretax income non Mexican subsidiaries	P.	1,619,026	P.	9,127,131	P.	13,294,935
Aggregate current year tax provision non Mexican subsidiaries		1,727,571		2,533,554		2,719,055

Mexican subsidiaries determine their income tax based on their individual result and consolidated those in America Móvil. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2004, 2005 and 2006 is as follows:

	December 31
Concept	2004		2005		2006
Aggregated Pretax income for Mexican subsidiaries	P.	27,670,210	P.	32,272,736	P.	59,597,560
Aggregate current year tax provision Mexican subsidiaries		25,942,639		23,145,605		46,302,625
Current year income tax	P.	4,305,238			P.	12,959,817

12) Tax losses

At December 31, 2006, América Móvil’s foreign subsidiaries had available tax loss carryforward as follows:

Country	Available tax loss carryforward in millions of pesos at December 31, 2006
Brazil	P.	30,492
Argentina		2,129
USA		1,640
Colombia		2,043
Ecuador		1,712
Chile		7,878
Peru		2,047

Total	P.	47,941

The rules for tax loss carryforward in the different countries in which the Company operates are as follows:

i) In Brazil there is no limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years. Regarding the P. 2,129 million shown in the table above, approximately P.1,300 shall expire in 2007 and the remaining P.829 shall expire in 2009.

iii) In Colombia, as of 2004 tax losses may be carried forward against up to 25% of the taxable earnings of the succeeding eight years. Tax losses generated prior to 2004 may be carried forward in the succeeding five years with no limit. An analysis of tax losses generated prior to 2004 have the following expiration dates:

2007	P.	605
2008		654
2009		784

Total	P.	2,043

iv) In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years and may be used solely for up to 25% of the taxable earnings of each year, so that the effective tax rate is 18.75% with the tax loss carryforward benefit rather than the 25% rate.

v) In Chile, there is no time limit on the carryforward of tax losses. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

vi) In the U.S. and specifically in the State of Florida, which is where the Company resides, tax losses may be carried forward in the succeeding 20 years. The Company expects to carry forward its tax losses in 2007.

vii) In Peru, the Company entered into a tax stabilization agreement, which establishes among other points, that the Company’s tax losses should be recovered within next four years beginning in 2006.

20. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay and the Dominican Republic. The accounting policies for the segments are the same as those described in Note 2.

Company management analyzes the financial and operating information by geographical segment. However, the information for significant subsidiaries, whose income aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

In 2006, the Company decided to change the presentation of its segments note, by grouping it by geographic regions, so as to make the financial information easier and more understandable. The information by segments of prior years was reclassified in accordance with the grouping made in 2006. A summary of the information by geographical segment is as follows:

	Mexico (1)		Brazil		MERCOSUR (2)		Colombia		Andean (3)		Central América (4)		U.S.A.		Dominican Republic	Eliminations		Consolidated total
December 31, 2004
Operating revenues	P.	95,541,190	P.	24,715,246	P.	5,998,924	P.	10,039,712	P.	4,609,189	P.	13,773,324	P.	9,632,224		P.	(19,436,972)	P.	144,872,837
Depreciation and amortization		6,698,810		7,202,656		476,474		2,014,495		618,942		2,801,401		215,636			(35,915)		19,992,499
Operating income (loss)		26,306,436		(7,074,178)		(470,223)		657,812		951,223		4,464,648		341,534			317,686		25,494,938
Interest expense, net (5)		7,803,196		2,783,570		47,324		495,634		117,491		652,556					(6,219,391)		5,680,380
Segment assets		361,526,339		62,755,534		7,927,695		23,367,932		7,950,289		31,191,098		4,217,143			(289,542,772)		209,393,258
Plant, property and equipment		30,072,334		26,061,244		2,843,858		10,817,343		3,388,344		17,729,608		381,841					91,294,572
Goodwill, net								3,110,266		1,675,385		5,453,433							10,239,084
Trademarks, net				3,847,263		982,163		1,739,786				1,018,368							7,587,580
Licenses, net		1,634,858		23,011,636		850,259		3,262,935		152,980		1,160,456							30,073,124
December 31, 2005
Operating revenues		115,325,864		31,801,623		13,192,073		16,195,832		8,416,773		15,337,106		11,411,925			(22,150,792)		189,530,404
Depreciation and amortization		6,898,605		8,127,428		1,080,314		1,837,804		985,903		2,992,844		202,146					22,125,044
Operating income (loss)		35,455,988		(9,135,615)		222,788		1,270,611		1,188,082		5,196,325		742,806			447,112		35,388,097
Interest expense, net (5)		9,020,820		2,225,719		107,170		647,347		118,839		296,789		17,083			(3,709,993)		8,723,774
Segment assets		369,144,027		74,806,778		20,086,779		27,671,416		15,542,848		31,813,113		5,052,226			(303,952,506)		240,164,681
Plant, property and equipment, net		33,699,876		30,752,602		11,991,159		15,249,347		6,656,413		17,617,258		403,589					116,370,244
Goodwill, net						586,207		3,145,656		3,458,944		5,549,745							12,740,552
Trademarks, net				3,248,513		945,949		1,512,548		349		876,044							6,583,403
Licenses, net		4,369,937		21,799,005		1,203,092		2,963,842		1,263,068		919,959							32,518,903
December 31, 2006
Operating revenues		154,711,703		39,565,206		19,857,948		21,448,487		12,400,531		16,497,260		14,214,759	950,571		(45,424,908)		234,221,557
Depreciation and amortization		7,394,053		9,486,587		1,943,193		2,956,114		1,596,549		3,419,772		238,583	96,300				27,131,151
Operating income (loss)		48,693,434		(4,159,695)		1,306,078		4,594,095		2,711,039		4,921,034		731,364	271,836		89,194		59,158,379
Interest expense, net (5)		8,545,466		778,174		671,060		466,365		172,478		179,507		1,620			(1,698,964)		9,115,706
Segment assets		503,528,774		76,461,903		26,487,155		31,864,933		17,028,711		34,060,333		6,335,452	16,661,627		(391,730,281)		320,698,607
Plant, property and equipment, net		32,740,731		34,588,331		15,485,277		19,643,292		8,133,538		18,073,013		503,793	8,750,054				137,918,029
Goodwill, net						586,207		3,207,340		3,457,879		5,563,488			12,928,140				25,743,054
Trademarks, net				2,665,803		1,002,420		1,289,157		254		748,172			206,461				5,912,267
Licenses, net		5,288,381		21,670,169		1,649,241		2,781,788		1,209,808		851,245							33,450,632

(1)	Mexico includes Telcel and corporate operations and assets.
(2)	Mercosur includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central América includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Including interest paid to related parties, net.

21. Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), as permitted by the U.S. Securities and Exchange Commission Rules.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and cash flows provided by operating, investing and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of P.41,938,139, P.56,295,196 and P. 63,372,264, for the years ended December 31, 2004, 2005 and 2006, respectively.

Cash Flow Information:

Under Mexican Financial Reporting Standards (FRS), the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards (SFAS) No.95, “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican Financial Reporting Standards (FRS), the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2004		2005		2006
	(As adjusted)		(As adjusted)
Operating activities:
Net income	P.	18,084,257	P.	31,834,454	P.	39,169,831
Depreciation		13,989,587		17,968,055		21,246,765
Amortization		4,833,746		4,649,851		5,632,479
Amortization of loss of sale and lease Back		519,824		1,413,761		1,475,061
Amortization of prepaid expenses		278,363		100,293		835,393
Deferred taxes		3,666,205		(3,778,347)		1,502,229
Monetary effect		(2,595,042)		(2,571,906)		(3,841,133)
Equity in results of affiliates and minority interest		479,690		115,400		47,941
Effect of exchange rate differences on debt		3,541,187		2,030,300		(416,435)
Trading securities		18,158		890,554		(977,386)
Change in operating assets and liabilities		(358,407)		9,875,771		3,752,443

Cash provided by operating activities		42,457,568		62,528,187		68,427,189
Financing activities:
New loans		62,104,586		43,194,338		64,382,381
Repayment of loans		(40,065,529)		(38,115,483)		(37,566,979)
Purchase of Company´s own shares		(23,104,169)		(5,465,146)		(7,517,039)
Cash dividends paid		(1,051,559)		(8,384,073)		(2,206,476)

Cash (used in) provided by financing activities		(2,116,671)		(8,770,364)		17,091,887

Investing activities:
Investment in plant property and equipment		(21,548,257)		(50,276,347)		(46,377,862)
Investment in trademarks				(104,896)		(206,461)
Investment in licenses		(537,577)		(1,735,812)		(598,851)
Initial cash from companies acquired		346,287		519,894		4,096,372
Proceeds from (investments in) available for sale securities		(1,885,716)				1,325,988
Investment in subsidiaries and affiliated companies		628,002		(2,421,995)		(14,459,887)
Minority interest		(4,362,230)		(791,758)		(488,622)
Transaction between entities under common control				83,530

Cash used in investing activities		(27,359,491)		(54,727,384)		(56,709,323)

Effect of inflation accounting		(5,893,332)		(4,492,019)		262,130

Net increase (decrease) in cash and cash equivalents		7,088,074		(5,461,578)		29,071,883
Cash and cash equivalents at beginning of year		10,706,687		17,794,761		12,333,183

Cash and cash equivalents at end of year	P.	17,794,761	P.	12,333,183	P.	41,405,066

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2004		2005		2006
Interest paid	P.	3,499,241	P.	4,388,662	P.	4,973,688
Income tax paid		2,103,318		7,142,847		1,660,450
Employee profit paid		218,347		297,281		221,897

Cash flows from purchases of trading securities during 2004, 2005 and 2006 were P. 7,251,143, P. 0 and P. 977,386, respectively. Cash flows from sales of trading securities during 2004, 2005 and 2006 were Ps. 5,621,980, Ps. 890,554, and Ps. 0, respectively.

Capitalized Interest:

Under Mexican FRS, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for US GAAP purposes was determined by reference to the Company’s average interest cost of outstanding borrowings.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 8, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment (thus for FRS GAAP purposes plan, property and equipment of non-Mexican origin are restated based on the rate of inflation in the respective country of origin). The alternate restatement method allowed by Bulletin B-10, which was the one adopted in 1997 by the Company, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and stockholders’ equity increased by P. 13,080,325 in 2005 and P. 9,797,809 in 2006 and depreciation expense increased by P. 650,109, Ps. 1,747,117 and P. 1,852,766, in 2004, 2005 and 2006, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing:

As mention in the Note 18, under Mexican FRS, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which basically is in conformity with requirements of SFAS 109.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. Under Mexican FRS, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time. To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense under Mexican FRS (included under the caption provisions in the income statement) are considered as operating expenses.

The following table summarize significant components of deferred taxes under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2005 and 2006 are as follows:

	2005						2006
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	P.	20,814,245			P.	20,814,245	P.	12,446,306			P.	12,446,306
Accrued liabilities		2,075,334	P.	268,584		2,343,918		2,215,251	P.	319,548		3,534,799
Deferred revenues		1,385,860		422,517		1,808,377		1,671,300		534,081		2,205,381
Other		1,340,150		67,642		1,407,792		1,069,775		79,123		1,148,898

Valuation allowance		(20,561,071)				(20,561,071)		(13,033,564)				(13,033,564)

Total deferred tax assets		5,054,518		758,743		5,813,261		4,369,068		932,752		5,301,820

Deferred tax liabilities:
Fixed assets		(6,822,149)		(615,104)		(7,437,253)		(7,755,352)		(643,588)		(8,398,940)
Inventories		(1,416,669)				(1,416,669)		(1,252,468)				(1,252,468)
Sale and lease back		(2,425,142)		(573,940)		(2,999,082)		(2,243,377)		(462,383)		(2,705,760)
Licenses		(676,598)		(124,171)		(800,769)		(262,559)		55,003		(207,556)
Other								(441,904)				(441,904)

Total deferred tax
Liabilities		(11,340,558)		(1,313,215)		(12,653,773)		(11,955,660)		(1,050,968)		(13,006,628)

Net deferred tax liabilities	P.	(6,286,040)	P.	(554,472)	P.	(6,840,512)	P.	(7,586,592)	P.	(118,216)	P.	(7,704,808)

In accordance with Mexican FRS purposes, deferred tax liabilities of P. 3,624,896 and P. 3,395,409 were recognized at December 31, 2005 and 2006, respectively. In addition, during 2005 and 2006, under Mexican Financial Reporting Standards (FRS) and U.S. GAAP purposes, deferred tax assets of P. 726,060 and P. 790,918 were recognized. Deferred taxes asses recognized under Mexican FRS are not reconciliate since there are not U.S. GAAP adjustment that effect its computation.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately P. 2,507 million and P. 3,364 million at December 31, 2005 and 2006, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject in some cases to both Mexican income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability.

Transactions between entities under common control

Starting January 1, 2005, the Company adopted the requirements of new Mexican Accounting Bulletin B-7, Business Combinations, under which, any difference between the purchase price paid and the carrying value of net assets acquired, on transactions between entities under common control are recognized in stockholders equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transactions but are recorded at the lower of net book value and fair value. Therefore, giving rise to a reconciling item of P. 83,530. This is included in the income statement US GAAP reconciliation, derived from the sale of Technology and Internet, LLC in June 2005.

Unrealized gain or losses on marketable securities

Under Mexican FRS, as mentioned under Note 2h, up to December 31, 2004, changes in the fair value of instruments classified as available for sale securities were recognized in the statement of income.

In 2005, due to the adoption of new Bulletin C-2, such changes are recognized in stockholders equity until such instruments are sold. For US GAAP purposes, changes in the fair value of instruments classified as available for sale, are excluded from earnings and reported as a net amount in a separate component of Stockholders’ equity. Once the gain or loss is realized it is recognized in the statement of operations. Thus, beginning in 2005 there are no differences between Mexican and US GAAP related to changes in the fair value of available for sale securities.

In 2004, for US GAAP purposes, unrealized gains on available-for-sale instruments in the amount of P.4,086, were excluded from earnings and reported as a separate component of stockholders’ equity.

Acquisition of minority interest

Also under Mexican FRS, the adoption of Bulletin B-7, requires that acquisitions of minority interests be deemed to be an equity transaction between entities under common control, and any difference between the purchase price paid and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a business combination, and any difference between the purchase price paid and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2005 and 2006, the reconciliation of stockholders’ equity includes a P. (484,990) and P. 889,498 adjustments related to acquisition of minority interests, respectively.

Goodwill

As previously mentioned under Note 2, up to December 31, 2004, for Mexican FRS purposes, goodwill was amortized using the straight-line method over a ten-year period. Beginning January 1, 2005, due to the adoption of Mexican accounting Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations. The adoption of Bulletin B-7 resulted in an increase of net income of P. 1,117,978 due to the elimination of goodwill amortization.

For US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. The application of the non-amortization provisions of Statement 142 resulted in an increase in net income of P. 1,182,698 in 2004. Up to December 31, 2006, the Company recognized and accumulated benefit of P. 4,320,995, for the non amortization of goodwill.

In 2004, 2005 and 2006, the Company performed the required impairment tests of goodwill and intangible assets and the tests did not result in an impairment charge.

Financial instruments

As mentioned under Note 2, starting January 1, 2005, under Mexican FRS, the adoption of Bulletin C-10, resulted in a reclassification in stockholders’ equity from retained earnings to other accumulated comprehensive loss items in the amount of Ps. 45,415. As previously described in Note 11, for the year ended December 31, 2004, the Company’s derivative instruments were not treated as hedge instruments. However, on January 1, 2005, hedge treatment was given to its derivatives instruments on a prospective basis. The recognition of the initial effect under Mexican FRS had already being recognized in the Company’s net income for U.S. GAAP purposes.

Licenses

As mentioned in Note 9, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by P.1,305,128 (P.2,184,030 in investment less P.807,856 in accumulated amortization less cancellation of original net value of license for P.71,046). The increase in the value of the license of P.2,071,817 was settled with a cash payment of P.145,514 and compensating of the additional payments for the annual share of gross revenues in the amount of P.1,926,303, which resulted a net credit to results of operations of P.1,159,614 included in other income, based on the adjusted investment value of the license.

Amortization expense for the remaining eight months of the year amounted of P.99,725. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of P. 1,059,889.

For U.S. GAAP, the Company would only capitalize the amount paid in cash, as the compensation of the additional payments was made with the same entity and did not generate any cash flows.

Furthermore, the amortization expense is not adjusted retrospectively, rather, the new net value of the license under U.S. GAAP, in the amount of P. 216,559 is amortized over the remaining term of the license. The U.S. GAAP reconciliations show the reversal of adjustments made under Mexican FRS, in the amount of P. 1,059,889, (credit of 1,159,614 less amortization expenses of P. 99,725) and amortization expense to be recognized under U.S. GAAP in the amount of P. 17,432.

Minority Interest:

Under Mexican FRS, minority interest is presented as a component of stockholders’ equity, immediately after total majority stockholders’ equity. Under US GAAP, minority interest is not presented as a component of stockholders’ equity. As a result of the above, for US GAAP purposes the Company reclassified minority interest from stockholders’ equity, decreasing its total stockholders’ equity by P. 1,063,677 and P. 659,409 at December 31, 2005 and 2006, respectively. In addition, minority interest as reported in the income statement under Mexican Financial Reporting Standards (FRS) in the statement of operations of P. (379,956), P. (71,319) and P. (84,354) in 2004, 2005 and 2006, respectively have been excluded from net income in the income statement reconciliation.

Net loss on sale to affiliates:

In 2002, the Company recognized in its equity in results of affiliates a gain of P.247,827 (América Móvil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes. In addition, the excess value paid by Grupo Telvista on such sale was, under Mexican GAAP, considered as goodwill which was being amortized over a ten-year period. During 2004, Grupo Telvista amortized P.86,074, (América Móvil’s equity interest), cumulative P. 196,426 as of December 31, 2004; therefore, a net adjustment of P.86,074 in 2004, was included in the US GAAP reconciliation.

Other accumulated comprehensive income (loss)

The cumulative effects of the surplus are as a follows:

Concept	2005	2006
Restatement of stockholders’ equity	P.795,903	P.795,903
Deferred taxes on the difference between indexed cost and replacement cost	1,442,960	1,774,937
The effect of translation of financial statements foreign entities	(2,673,884)	(1,433,504)
Unrealized gains on securities	(343,841)
Current year valuation effect of derivative instruments that qualify for hedge accounting	(49,224)

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

Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of P. 8,205,685, P. 11,587,949 and P. 11,080,586 for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, during 2005, the company reclassified P. 1,102,569 of interest expense recorded under Mexican Financial Reporting Standards (FRS) under the caption other financing cost as a reduction of revenues, due to the fact that such interest under US GAAP should be considered an incentive to customers.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 “Accounting for revenue arrangements with multiple deliverables” addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For América Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004. For U.S. GAAP purposes the Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. Arrangement consideration received for the handset is recognized as equipment sales when the handset is delivered and accepted. Arrangement consideration received for the wireless service is recognized as service revenue when earned.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments. The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for senior notes at December 31, 2005 and 2006. As of December 31, 2005 and 2006, the carrying value of total debt is P. 82,301,058 and P. 106,578,314, respectively. The fair value is P. 79,563,736 at December 31, 2005 and P. 104,479,224 at December 31, 2006.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican Financial Reporting Standards (FRS) inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

SFAS 158—Employer’s Accounting for Defined Benedit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132R (SFAS 158). This new standard requires an employer to: (i) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (ii) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (iii) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. For the Company, the requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The impact to the Company’s consolidated financial statements as a result of adopting this new statement is not significant.

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican Financial Reporting Standards (FRS) and U.S. GAAP, are as follows:

	Year ended December 31,
	2004 (As adjusted)		2005 (As adjusted)		2006
Net income before minority interest as reported under Mexican Financial Reporting Standards (FRS)	P.	18,302,827	P.	31,929,541	P.	42,900,690
U.S. GAAP adjustments:
Capitalized interest of net financing cost		655,536		1,396,406		939,525
Depreciation of capitalized interest		(161,610)		(259,799)		(334,119)
Deferred income tax on U.S. GAAP adjustments		(58,320)		31,181		(1,878,452)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(650,109)		(1,747,117)		(1,852,766)
Deferred employee profit sharing on U.S. GAAP adjustments		(646,531)		636,486		424,502
Unrealized gains on available-for-sale securities		(4,086)
Non-amortization of goodwill		1,182,698
Net gain on sale to affiliate, net		86,074
Transaction between entities under common control				(83,530)
EITF 00-21		(450,569)		(52,483)
Increase in value on licenses						(1,059,889)
Amortization expense of licenses						(17,432)
Effects of inflation accounting on U.S. GAAP Adjustments		208,303		55,088		132,126
Minority interest		(379,956)		(71,319)		(84,354)

Total U.S. GAAP adjustments, net		(218,570)		(95,087)		(3,730,859)

Net income under U.S. GAAP	P.	18,084,257	P.	31,834,454	P.	39,169,831

Weighted average of common shares outstanding As of December 31, 2006 (in millions):		36,848		35,766		35,459

Net income per share under U.S. GAAP (in pesos):	P.	0.49	P.	0.89	P.	1.10

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference amortization of licenses, non-amortization of goodwill (up to December 31, 2004), beginning in 2004 adoption of EITF 00-21, as well as the application in 2005 of transaction between entities under common control and the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 24,188,485, P. 32,774,110 and P. 57,194,081, in 2004, 2005 and 2006, respectively.

	December 31,
	2005 (As adjusted)		2006
Total stockholders’ equity under Mexican Financial Reporting Standards (FRS)	P.	75,092,944	P.	109,635,473
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		3,544,721		4,484,246
Accumulated depreciation of capitalized interest or net financing cost		(1,071,606)		(1,405,725)
Deferred income tax from US GAAP		(1,975,239)		(3,733,317)
Deferred employee profit sharing from US GAAP		(554,472)		(118,216)
Deferred taxes on the difference between the indexed Cost and replacement cost valuation of fixed assets		(685,905)		(457,866)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		13,080,325		9,797,809
Non-amortization of goodwill		4,320,995		4,320,995
Application of additional negative goodwill of ATL to Goodwill		(727,849)		(727,849)
EITF 00-21		(503,052)		(503,052)
Net gain on sale to affiliate		(51,401)		(51,401)
Reversal of net gain on licenses				(1,059,889)
Amortization expense of licenses				(17,432)
Minority interest		(1,063,677)		(659,409)
Minority interest acquisitions		(484,990)		889,498

Total U.S. GAAP adjustments, net		13,827,850		10,758,390

Total stockholders’ equity under U.S. GAAP	P.	88,920,794	P.	120,393,863

Recent accounting pronouncements

SFAS 159 “Fair Value Option for Financial Assets and Financial Liabilities”,

Statement 159 “Fair Value Option for Financial Assets and Financial Liabilities” (FVO), issued in February 2007, allows entibies to voluntarily cose to measure many financial assets and financial liabilities at fair value through earnings. The FVO Statement is effective as of the beginning of fiscal year starting after November 15, 2007. The fair value election is made on an instrument-by-instrument basis, is irrevocable, and results in all subsequent changes in the fair value of elected items being reported in earnings. Upon initial adoption, Statement 159 provides entities with a one-time chance to elect the fair value option for existing eligible items, including Available For Sale and held-to-maturity securities. The Company is currently evaluating the effect the adoption of FASB 159, but does not expect it to have a material impact.

Interpretation No. 48—Accounting for Uncertainty in Income Taxes (FIN 48), and interpretation of Statement of Financial Accounting Standards (SFAS 109)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, this new pronouncement will have on its financial statements.

SFAS 157 Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurement. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not determined the effect, if any, this new pronouncement will have on its financial statements.

Accounting for Servicing of Financial Assets.

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets—An Amendment of FAS Statement No. 140” (“FAS 156”). This Statement amends FAS Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 requires, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

This statement will require all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either an amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. FAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. Lastly, FAS 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. FAS 156 is effective in the first fiscal year that begins after September 15, 2006. The Company has not determined the effect as a result of adopting this new statement, and does not expect it to have a material impact.

AMÉRICA MÓVIL, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006

(Thousands of Constant Pesos with purchasing power as of December 31, 2006)

	Capital Stock		Retained earnings						Other accumulated comprehensive income (loss)		Comprehensive income		Total
			Legal reserve		Unappropriated		Total
Balances at December 31, 2003 (As adjusted)	P.	35,774,795	P.	470,040	P.	41,632,007	P.	42,102,047	P.	(8,432,724)			P.	69,444,18
Cash purchase of Company’s own shares		(71,155)				(23,033,014)		(23,033,014)						(23,104,169)
Dividends paid						(1,051,559)		(1,051,559)						(1,051,559)
Comprehensive income:
Net income for the year						18,084,257		18,084,257			P.	18,084,257		18,084,257
Other comprehensive income:
Effect of translation of foreign entities										8,016,619		8,016,619		8,016,619
Unrealized gains on securities										4,086		4,086		4,086
Deferred taxes allocate to equity, net of effect of inflation										152,602		152,602		152,602
Transaction between entities under common control						19,605		19,605						19,605

Comprehensive income											P.	26,257,564

Balances at December 31, 2004 (As adjusted)		35,703,640		470,040		35,651,296		36,121,336		(259,417)				71,565,559
Cash purchase of Company’s own shares		(14,991)				(5,450,155)		(5,450,155)						(5,465,146)
Dividends paid						(8,384,073)		(8,384,073)						(8,384,073)
Comprehensive income:
Net income for the year						31,834,454		31,834,454				P,31,834,454		31,834,454
Other comprehensive income:
Effect of translation of foreign entities										(373,023)		(373,023)		(373,023)
Unrealized gains on securities										(361,853)		(361,853)		(361,853)
Current year valuation of swaps										(96,632)		(96,632)		(96,632)
Deferred taxes allocate to equity, net of effect of inflation										201,508		201,508		201,508

Comprehensive income											P.	31,204,454

Balances at December 31, 2005 (As adjusted)		35,688,649		470,040		53,651,522		54,121,562		(889,417)				88,920,794
Cash purchase of Company’s own shares		(9,276)				(7,507,763)		(7,507,763)						(7,517,039)
Dividends paid						(2,206,476)		(2,206,476)						(2,206,476)
Comprehensive income:
Net income for the year						39,169,831		39,169,831			P.	39,169,831		39,169,831
Other comprehensive income:
Effect of translation of foreign entities								1,285,792		1,285,792		1,285,792		1,285,792
Current year valuation of swaps								51,217		51,217		51,217		51,217
Current year valuation of available-for-sale								357,767		357,767		357,767		357,767
Deferred taxes allocate to equity, net of effect of inflation								331,977		331,977		331,977		331,977

Comprehensive income											P.	41,196,584

Balances at December 31, 2006	P.	35,679,373	P.	470,040	P.	83,107,114	P.	83,577,154	P.	1,137,336			P.	120,393,863

22.—Supplemental Guarantor Information

As mentioned in Note 14, the Company has issued senior notes in the United States market. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2005 and 2006 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2006 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican GAAP with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican GAAP and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2005 (As adjusted)
Current assets:
Cash and cash equivalents	P.	599,803	P.	617,665	P.	11,115,715	P.		P.	12,333,183
Marketable securities				23,910		1,542,021				1,565,931
Accounts receivable, net		4.231,050		8,630,559		19,434,303				32,295,912
Related parties		65,906,008		33,584,470		6,947,893		(105,410,023)		1,028,348
Inventories, net		—		6,654,651		9,830,266		(3,007,661)		13,477,256
Other current assets		8,176		163,201		2,544,608				2,715,985
Plant property and equipment, net		—		20,376,165		95,994,079				116,370,244
Investments		83,444,535		24,450,676		30,817,951		(138,207,731)		505,431
Intangible assets, net		221,479		10,093,904		49,557,008				59,872,391
Total assets	P.	154,411,051	P.	104,595,201	P.	227,783,844	P.	(246,625,415)	P.	240,164,681
Liabilities:
Short-term debt	P.	18,429,700	P.	494,237	P.	2,450,082			P.	21,374,019
Current liabilities		2,478,197		52,671,255		106,570,524	P.	(87,642,169)		74,077,807
Long-term debt		59,268,178		2,609,574		3,997,955				65,875,707
Other non-current liabilities		205,709		18,507,615		2,798,734		(17,767,854)		3,744,204
Total liabilities		80,381,784		74,282,681		115,817,295		(105,410,023)		165,071,737
Total majority stockholders’ equity		74,029,267		30,312,520		110,902,872		(141,215,392)		74,029,267
Minority interest						1,063,677				1,063,677
Total stockholders’ equity under Mexican GAAP		74,029,267		30,312,520		111,966,549		(141,215,392)		75,092,944
Total liabilities and stockholders’ equity	P.	154,411,051	P.	104,595,201	P.	227,783,844	P.	(246,625,415)	P.	240,164,681

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2006
Current assets:
Cash and cash equivalents	P.	15,555,130	P.	2,678,418	P.	24,033,293	P.	(861,775)	P.	41,405,066
Marketable securities				30,819		2,036,294				2,067,113
Accounts receivable, net		9,696,800		13,215,221		17,981,437				40,893,458
Related parties		3,116,380		6,422,874		76,928,210		(85,123,805)		1,343,659
Inventories, net				12,166,066		13,918,421		(6,741,147)		19,343,340
Other current assets				205,000		3,463,376				3,668,376
Plant property and equipment, net				20,014,959		117,903,070				137,918,029
Investments		207,422,718		22,883,886		28,860,511		(258,607,376)		559,739
Intangible assets, net		191,416		9,929,823		63,378,588				73,499,827
Total assets	P.	235,982,444	P.	87,547,066	P.	348,503,200	P.	(351,334,103)	P.	320,698,607
Liabilities:
Short-term debt	P.	22,114,300	P.		P.	4,013,680		(861,775)	P.	25,266,205
Current liabilities		29,148,947		56,738,294		95,108,582		(84,569,188)		96,426,635
Long-term debt		75,743,133		2,508,000		7,568,152				85,819,285
Other non-current liabilities						3,551,009				3,551,009
Total liabilities		127,006,380		59,246,294		110,241,423		(85,430,963)		211,063,134
Total majority stockholders’ equity		108,976,064		28,300,772		237,047,752		(265,348,524)		108,976,064
Minority interest				—		1,214,025		(554,616)		659,409
Total stockholder’s equity under Mexican GAAP		108,976,064		28,300,772		238,261,777		(265,903,140)		109,635,473
Total liabilities and stockholders’ equity	P.	235,982,444	P.	87,547,066	P.	348,503,200	P.	(351,334,103)	P.	320,698,607

Condensed consolidated statements of operations:

	For the year ended December 31, 2004 (As adjusted)
Total revenues	P.	249,882	P.	76,144,208	P.	79,467,205	P.	(10,988,458)	P.	144,872,837
Total cost and expenses operating		151,768		59,515,333		70,744,227		(11,033,429)		119,377,899
Operating income		98,114		16,628,875		8,722,978		44,971		25,494,938
Interest income (expense), net		(2,348,707)		(4,261,815)		3,649,908				(2,960,614)
Exchange loss, net		(617,375)		484,183		2,405,999				2,272,807
Monetary effect, net		1,050,699		1,824,567		1,086,329				3,961,595
Other financing income (cost), net		106,993		(911,830)		(389,403)				(1,194,240)
Other (loss) income, net		(23,746)		135,399		29,042		(44,971)		95,724
Tax provision		(251,041)		4,435,535		5,083,155				9,267,649
Equity in results of subsidiaries and affiliates		19,405,852		4,176,545		13,399,019		(37,081,150)		(99,734)
Net income	P.	17,922,871	P.	13,640,389	P.	23,820,717	P.	(37,081,150)	P.	18,302,827
Minority net (loss) income					P.	(379,956)			P.	(379,956)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2005 (As adjusted)
Total revenues	P.	343,565	P.	89,795,774	P.	136,227,494	P.	(36,836,429)	P.	189,530,404
Total cost and expenses operating		60,562		91,070,371		96,840,142		(33,828,768)		154,142,307
Operating income (loss)		283,003		(1,274,597)		39,387,352		(3,007,661)		35,388,097
Interest income (expense), net		(1,295,175)		(2,685,174)		(962,345)		(374,927)		(5,317,621)
Exchange gain, net		907,245		(789,177)		2,163,194				2,281,262
Monetary effect, net		569,165		742,812		2,596,593				3,909,170
Other financing cost, net		(119,285)		—		(3,443,119)				(3,562,404)
Other expense, net		(548,401)		298,905		(176,272)				(425,768)
Tax provision		(9,934,777)		(1,945,571)		12,179,462				299,114
Equity in results of affiliates		22,126,293		16,265,765		14,460,024		(52,896,163)		(44,081)
Net income	P.	31,858,222	P.	14,504,105	P.	41,845,965	P.	(56,278,751)	P.	31,929,541
Minority interest net income (loss)					P.	(71,319)			P.	(71,319)

	For the year ended December 31, 2006
Total revenues	P.	320,738	P.	86,438,325	P.	231,179,667	P.	(83,717,173)	P.	234,221,557
Total cost and expenses operating		93,178		89,550,143		161,465,803		(76,047,946)		175,063,178
Operating income (loss)		227,560		(3,154,906)		69,754,952		(7,669,227)		59,158,379
Interest (expense) income, net		(4,573,360)		111,543		(153,570)				(4,615,387)
Exchange (loss) gain, net		(988,502)		64,341		3,161,499				2,237,338
Monetary effect, net		2,380,433		1,084,587		243,987				3,709,007
Other financing cost, net		(351,732)		—		(1,006,233)				(1,357,965)
Other income (expense), net		216,617		1,319,489		(1,069,918)				466,188
Tax provision		(639,732)		403,401		16,969,614				16,733,283
Equity in results of subsidiaries and affiliates		45,265,588		13,227,940		12,286,006		(70,743,121)		36,413
Net income	P.	42,816,336	P.	12,249,593	P.	66,247,109	P.	(78,412,348)	P.	42,900,690
Minority net income					P.	(82,316)	P.	(2,038)	P.	(84,354)

Condensed consolidated statements of changes in financial position:

	December 31, 2004 (As adjusted)
Operating activities:
Net income	P.	17,922,871	P.	13,499,397	P.	24,115,040	P.	(37,234,481)	P.	18,302,827
Non-cash items		(19,326,510)		8,146,578		(3,000,964)		37,234,482		23,053,586
Changes in operating assets and liabilities:		(25,308,370)		(15,860,556)		46,900,852		(6,072,173)		(340,247)
Resources (used in) provided by operating activities		(26,712,009)		5,785,419		68,014,928		(6,072,172)		41,016,166

Financing activities:
Bank loans, net		37,945,152		896,156		(19,915,752)				18,925,556
Dividends paid		(1,051,559)		(5,157,436)		—		5,157,436		(1,051,559)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(23,104,169)				—				(23,104,169)
Resources (used in) provided by financing activities		13,789,424		(4,261,280)		(19,915,752)		5,157,436		(5,230,172)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2004
Investing activities:
Investment in telephone plant		—		79,354		(22,903,536)				(22,824,182)
Investment in subsidiaries and affiliated companies		12,686,701		(248,642)		(10,668,564)		(5,157,436)		(3,387,941)
Investment in trademarks				(35,043)		(1,868,831)
Marketable securities		—		—						(1,903,874)
Investment in licenses		—		—		(581,923)				(581,923)
Resources provided by (used in) investing activities		12,686,701		(204,331)		(36,022,854)		(5,157,436)		(28,697,920)
Net (decrease) increase in cash and cash equivalents		(235,884)		1,319,808		12,076,322		(6,072,172)		7,088,074
Cash and cash equivalents at beginning of the Period		271,536		8,030,215		2,404,936				10,706,687
Cash and cash equivalents at end of the period	P.	35,652		$9,350,023		$14,481,258		(6,072,172)	P.	17,794,761

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2005 (As adjusted)
Operating activities:
Net income	P.	31,858,222	P.	14,504,105	P.	42,175,853	P.	(56,608,639)	P.	31,929,541
Non-cash items		(21,835,567)		(15,284,384)		2,577,418		53,600,979		19,058,446
Changes in operating assets and liabilities:		(44,938,695)		(1,949,339)		47,683,973		9,079,832		9,875,771
Resources (used in) provided by operating activities		(34,916,040)		(2,729,618)		92,437,244		6,072,172		60,863,758

Financing activities:
Bank loans, net		28,127,141		(1,501,640)		(25,706,447)				919,054
Dividends paid		(8,384,073)		(4,578,226)		—		4,578,226		(8,384,073)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(5,465,146)		2,177,422		—		(2,177,422)		(5,465,146)
Resources provided by (used in) financing activities		14,277,922		(3,902,444)		(25,706,447)		2,400,804		(12,930,165)

Investing activities:
Investment in telephone plant		—		(5,009,468)		(43,773,689)				(48,783,157)
Investment in subsidiaries and Affiliated companies		21,202,268		2,967,968		(24,463,292)		(2,400,804)		(2,693,859)
Marketable securities				—		(104,896)				(104,896)
Investments in intangible assets		—
Investment in licenses		—		(58,796)		(1,754,463)				(1,813,259)

Resources provided by (used in) investing activities		21,202,268		(2,100,297)		(70,096,340)		(2,400,804)		(53,395,171)
Net increase (decrease) in cash and cash equivalents		564,150		(8,732,358)		(3,565,543)		6,072,172		(5,461,578)
Cash and cash equivalents at beginning of the period		35,652		9,350,023		14,481,258		(6,072,172)		17,794,761
Cash and cash equivalents at end of the period	P.	599,803	P.	617,665	P.	11,115,715			P.	12,333,183

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2006
Operating activities:
Net income	42,816,336	12,249,593	66,247,109	(78,412,348)	42,900,690
Non-cash items	(45,265,589)	(9,794,114)	10,180,279	70,743,122	25,863,698
Changes in operating assets and liabilities:	83,827,158	3,514,942	(88,971,218)	3,912,160	2,283,041
Resources provided by (used in) operating activities	81,377,905	5,970,421	(12,543,830)	(3,757,066)	71,047,429

Financing activities:
Bank loans, net	20,159,555	(595,812)	5,133,796	(861,775)	23,835,764
Dividends paid	(2,206,476)	(16,496,360)	—	16,496,360	(2,206,476)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares	(7,517,039)	2,586,000	—	(2,586,000)	(7,517,039)
Resources provided by (used in) financing activities	10,436,040	(14,506,172)	5,133,796	13,048,585	14,122,249

Investing activities:
Investment in telephone plant	—	(3,978,660)	(41,763,481)		(45,742,141)
Investment in subsidiaries and affiliated companies	(76,858,618)	14,720,677	61,439,097	(10,153,294)	(10,852,137)
Marketable securities			1,325,988		1,325,988
Investments in trademarks			(206,461)		(206,461)
Investment in licenses	—	(145,513)	(467,531)		(613,044)
Resources used in (provided by) investing activities	(76,858,618)	10,596,504	20,327,612	(10,153,294)	(56,087,795)
Net increase (decrease) in cash and cash equivalents	14,955,327	2,060,753	12,917,578	(861,775)	29,071,883
Cash and cash equivalents at beginning of the period	599,803	617,665	11,115,715		12,333,183
Cash and cash equivalents at end of the period	15,555,130	2,678,418	24,033,293	(861,775)	41,405,066

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 21, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10),

Summary

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 21, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, minority interest and gains or losses on sales to affiliates.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31,
	2004		2005		2006
Net income as reported under Mexican GAAP	P.	13,498,753	P.	14,504,105	P.	12,249,593
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		(152,303)		(133,777)		(150,451)
Deferred income tax and employee profit Sharing adjustments		450,914		1,223,544		946,272
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		9,824		(301,204)		(338,274)
EITF 00-21		(168,964)		(118,691)		(150,692)
Effects of inflation accounting on U.S. GAAP Adjustments		183,656		67,168		7,386
Net gain on licenses						(1,077,321)
Effects of U.S. GAAP adjustments on subsidiaries, net		(1,354,086)		(74,445)		(47,910)

Total U.S. GAAP adjustments, net		(1,050,607)		(662,595)		(810,990)

Net income under U.S. GAAP	P.	12,448,146	P.	15,166,700	P.	11,438,603

			December 31,
			2005		2006
Total stockholders’ equity under Mexican GAAP			P.	30,312,518		$28,300,772
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net				557,286		406,858
Deferred income tax and employee profit sharing adjustments				(576,312)		(346,638)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI				1,358,343		1,635,259
EITF 00-21				(282,210)		(421,917)
Net gain on licenses						(1,077,321)
Effect of U.S. GAAP adjustments on subsidiaries, net				392,513		289,425

Total U.S. GAAP adjustments, net				(1,449,620)		(485,666)

Total stockholders’ equity under U.S. GAAP			P.	31,762,138		$28,786,438