Form 20-F
period 2007-12-31
AMERICA MOVIL SAB DE CV/
filed 2008-06-10
CIK 1129137

As filed with the Securities and Exchange Commission on June 10, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2007

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

A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2007:

11,712 million	AA Shares
547 million	A Shares
22,638 million	L Shares

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

Large accelerated filer  ☒        Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                IFRS  ☐       Other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

PART I

Item 3.	Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007. Our financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

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

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2007.

The effect of inflation accounting under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 22 to our audited consolidated financial statements.

Pursuant to Mexican FRS and effective for financial periods beginning on or after January 1, 2008, we will be required to restate our financial statements for inflation only when the economic environment in the country of origin qualifies as “inflationary” for purposes of Mexican FRS. We do not expect that inflation accounting will be applicable in 2008 to our consolidated operations. See “Inflation Accounting” under Item 5 and Note 2(zz) to our audited consolidated financial statements.

On July 19, 2005, we effected a three-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel”, our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo”, with us. As a result of the merger, we assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the consolidated assets, liabilities and results of operations of Amtel for all periods presented. See Note 3 to our audited consolidated financial statements.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 10.8662 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2007.

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(As adjusted)(1)
	(millions of constant pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	100,840	Ps.	150,306	Ps.	196,638	Ps.	243,005	Ps.	311,580	U.	S.$28,675
Operating costs and expenses		79,875		124,457		159,928		181,971		226,386		20,834
Depreciation and amortization		16,284		20,742		22,955		28,149		40,818		3,757
Operating income		20,965		25,849		36,710		61,034		85,194		7,841
Comprehensive financing (income) cost		(2,177)		(2,158)		2,790		28		387		36
Net income		17,545		18,595		33,053		44,422		58,587		5,392
Net income per share:
Basic(3)		0.46		0.50		0.92		1.25		1.67		0.15
Diluted(3)		0.46		0.50		0.92		1.25		1.67		0.15

Dividends declared per share(4)		0.02		0.04		0.37		0.10		1.20		0.11
Dividends paid per share(5)		0.02		0.03		0.37		0.12		1.20		0.11

Weighted average number of shares outstanding (millions)(6):
Basic		38,421		36,848		35,766		35,459		35,149
Diluted		38,427		36,860		35,766		35,459		35,149

U.S. GAAP
Operating revenues(7)	Ps.	95,995	Ps.	141,325	Ps.	183,417	Ps.	231,509	Ps.	299,335	U.	S.$27,547
Operating costs and expenses		74,062		116,229		149,415		172,170		220,294		20,273
Depreciation and amortization		15,932		20,358		25,037		30,285		47,110		4,335
Operating income		21,933		25,096		34,002		59,339		79,041		7,274
Comprehensive financing (income) cost		(1,999)		(2,666)		(140)		(1,084)		(267)		(25)
Net income		17,390		18,762		33,028		40,639		55,419		5,100
Net income per share:
Basic(3)		0.45		0.51		0.92		1.15		1.58		0.15
Diluted(3)		0.45		0.51		0.92		1.15		1.58		0.15

(see footnotes on following page)

	As of and for the year ended December 31,
	2003		2004		2005		2006		2007		2007
	(As adjusted)(1)
	(millions of constant pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	83,502	Ps.	94,719	Ps.	120,734	Ps.	143,090	Ps.	167,084	U.S.$15,376
Total assets		176,394		217,245		249,171		328,325		349,121	32,128
Short-term debt and current portion of long-term debt		15,791		12,828		22,176		26,214		19,953	1,836
Long-term debt		54,144		76,741		68,346		89,038		84,799	7,804
Total stockholders’ equity(8)		69,757		65,797		77,909		113,747		126,858	11,674
Capital stock		36,655		36,580		36,565		36,555		36,552	3,364
Number of outstanding shares (millions)(6)(9)
AA Shares		10,941		10,941		10,915		10,859		11,712
A Shares		837		795		761		571		547
L Shares		26,227		24,263		23,967		23,872		22,638

U.S. GAAP
Property, plant and equipment, net	Ps.	90,223	Ps.	106,098	Ps.	136,871	Ps.	156,449	Ps.	177,424	U.S.$16,328
Total assets		186,485		232,354		268,479		349,564		363,075	33,413
Short-term debt and current portion of long-term debt		15,791		12,828		22,176		26,213		19,953	1,836
Long-term debt		54,144		76,741		68,346		89,037		84,799	7,804
Non-controlling interest		5,982		1,850		1,103		684		634	58
Total stockholders’ equity		72,048		74,249		92,256		124,909		137,026	12,610
Capital stock		37,117		37,043		37,026		37,017		37,014	3,406

Subscriber Data:
Number of subscribers (in thousands)		43,725		61,107		93,329		124,776		157,287
Subscriber growth		38.40%		39.80%		52.70%		33.70%		23.20%

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the consolidated assets, liabilities and results of operations of Amtel for all periods presented. See Note 3 to our audited consolidated financial statements.
(2)	Except per share, share capital and subscriber data.
(3)	We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All share figures have been adjusted retroactively to reflect a reduction in L Shares as a result of our merger with Amtel. See Notes 3 and 18 to our audited consolidated financial statements. The increase in AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive L Shares or AA Shares.
(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer”, which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 22 to our audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.

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

Period	High		Low		Average(1)		Period End
2003	11.	4063	10.	1130	10.	8463	11.	2420
2004	11.	6350	10.	8050	11.	3095	11.	1540
2005	11.	4110	10.	4135	10.	8680	10.	6275
2006	11.	4600	10.	4315	10.	9023	10.	7995
2007	11.	2692	10.	6670	10.	9253	10.	9169
2008
January	10.	9730	10.	8190
February	10.	8236	10.	6730
March	10.	8490	10.	6300
April	10.	6005	10.	4415
May	10.	5701	10.	3055

(1)	Average of month-end rates.

On June 9, 2008, the noon buying rate was Ps. 10.3640 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or “ADSs”, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “Mexican Stock Exchange”) and, as a result, can also affect the market price of the ADSs.

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

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica Móviles, which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor through several acquisitions.

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

In June 2007, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) published the rules for the portability of fixed-line and mobile telephone numbers in Mexico. One of Cofetel’s objectives for introducing telephone number portability is to increase competition among operators. Cofetel expects that the rules and regulations will be fully implemented by the third quarter of 2008.

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

During 2006, for example, Cofetel extended the “calling party pays” system in Mexico to national and international long-distance calls and issued new resolutions regarding the framework for interconnection fees applicable under the local “calling party pays” system. Certain local fixed-line telephone companies have requested that Cofetel approve a reduction of the “calling party pays” interconnection fees for calls originating from their networks. If Cofetel approves such a reduction, we may be forced to further reduce our interconnection fees. See “Mexican Operations—Interconnection” and “—Regulation” under Item 4.

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

Many Latin American countries have recently deregulated and privatized the provision of telecommunications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. Furthermore, in 2005, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “ANATEL”) defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. ANATEL has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010. It is uncertain how ANATEL will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. However, given the size of our operations in Brazil, it is likely that we would be deemed to belong to an economic group with significant market power. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Cofetel is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power in a specific market. While no determination has been made with respect to whether the wireless market in Mexico is a specific market for purposes of dominant carrier regulations or whether Telcel has substantial market power in any such market or related market, we cannot provide any assurances that the regulatory authorities will not make such a determination with respect to the wireless market or Telcel. In December 2007 and April 2008, the Cofeco initiated general market investigations to ascertain whether one or more cellular operators have substantial market power on (i) the termination (interconnection) of calls made as part of the national and international calling party pays system and (ii) local voice services, respectively. In addition, since December 2007, Cofeco has initiated several other general market investigations to ascertain whether one or more operators have substantial market power on other telecommunications markets, including (i) leasing of local and long distance transmission circuits or lines; (ii) fixed local and long distance voice termination; (iii) voice local origination services and (iv) voice local transit services provided by local fix operators. See “Financial Information-Legal Proceedings-Telcel-Cofeco” under Item 8.

We cannot predict whether Cofeco or Cofetel will issue resolutions or regulations that would apply specifically to dominant carriers in the wireless market. Adverse determinations against Telcel in any of the ongoing investigations could result in material fines, penalties or restrictions on our operations. We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

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

Our concessions have specified terms, ranging typically from 10 to 30 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. For example, in order to renew our concession to provide services in Ecuador, we expect that we will be required to agree to new and stricter quality of service requirements, covering issues such as number of successful call completions, average delivery time of SMS services, area coverage and service interruptions, and other conditions. Although the Ecuadorian Government has accepted Conecel’s proposal regarding the economic terms and payments to be made for the new concession, we continue in negotiations with the Ecuadorian Government to renew the license agreement before its expiration in August 2008. In case our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally for fair market value, although certain jurisdictions provide for other valuation methodologies. We cannot provide assurances that we will be able to renew our concessions upon expiration.

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

We may be unsuccessful in addressing the challenges and risks presented by our investments in countries outside Mexico

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. Whereas Mexico accounted for 63.0% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 32.6% of our total wireless subscribers as of December 31, 2007 and 40.8% of our consolidated revenues during 2007. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE S.A. and BCP S.A. (now Claro S.A.), increased its share of our total wireless subscribers from 16.3% as of December 31, 2002 to 19.7% as of December 31, 2007, and it accounted for 18.7% of our consolidated revenues during 2007. These investments outside Mexico may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries (including Telcel) are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices and there are pending administrative investigations regarding antitrust practices in the interconnection services market. We cannot predict how these proceedings or administrative investigations will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted or require us to divest of assets. Telcel is also subject to proceedings regarding the calculation of interconnection fees. Our significant litigation is described in “Legal Proceedings” under Item 8.

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

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn”, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month period ended December 31, 2006 was 2.8% and for the twelve-month period ended December 31, 2007 was 2.9%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We have introduced global system for mobile communications (GSM) technology in substantially all of our markets. Also, Telcel and some of our international businesses launched new networks using the UMTS and HSDPA third generation technology in late 2007 and 2008. We expect to complete the deployment of the third generation technology in the following years. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

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

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets

We review on a annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations. For example, in 2007, we recorded charges in respect of certain TDMA equipment in Colombia and Ecuador following our decision to discontinue using the equipment.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his son and chairman of our board of directors, Patrick Slim Domit, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that the Slim Family will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A.B. de C.V., or “Telmex,” Telmex Internacional, S.A.B. de C.V., or “Telmex Internacional,” and certain of their subsidiaries and with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Argentina, Chile, Ecuador, Peru and Mexico, recently held elections. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2007, Mexico’s gross domestic product, or “GDP,” grew by 3.29% in real terms. In 2007, GDP grew by 4.7%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 3.75% for 2007.

Brazil has also experienced slow economic growth over the past several years. Brazil’s GDP grew by an estimated 5.42% in real terms in 2007, compared to a growth rate of 3.1% in 2006. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 5.7% in 2005, 3.14% in 2006 and 4.46% in 2007. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Our business may be affected by political developments in Latin America and the Caribbean. We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions, to maintain or increase our market share or profitability or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2007, 2006 and 2005, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,463 million, Ps. 2,321 million and Ps. 2,367 million, respectively. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

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

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government a semi-annual fee (aprovechamiento) ranging from 5% to 10% of the gross revenues under such concessions, whereas concessionaires for the 1900 megahertz (Bands A and D) radio spectrum are not required to pay semi-annual fees. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against an increase of Ps. 2,149.5 million in the up-front consideration payable for the concession (from Ps. 116.4 million to Ps. 2,265.9 million). The SCT approved the necessary adjustments to the concession in April 2006. In paying this increase in consideration, Telcel made a cash payment of Ps.150.9 million and was able to credit Ps. 1,998.5 million of previously paid semi-annual fees (aprovechamientos).

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

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2007, we had 153.4 million subscribers in 17 countries, compared to 124.8 million at year-end 2006. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 3.9 million fixed lines in Central America and the Caribbean as of December 31, 2007, making us the largest fixed-line operator in Central America and the Caribbean based on the number of subscribers.

Our principal operations are:

•

Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide mobile telecommunications service in all nine regions in Mexico. As of December 31, 2007, Telcel had 50.0 million subscribers. Telcel is the largest provider of mobile telecommunications services in Mexico.

•

Brazil. With approximately 30.2 million subscribers as of December 31, 2007, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, Claro S.A. and Americel S.A., or “Americel”, under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of December 31, 2007, we had 17.3 million subscribers in the Southern Cone region. We operate under the “Claro” brand in the region.

•	Colombia. We provide wireless services in Colombia under the “Comcel” brand. As of December 31, 2007, we had 22.3 million wireless subscribers and were the largest wireless provider in Colombia.

•

Andean Region. We provide wireless services in Peru and Ecuador. As of December 31, 2007, we had 12.4 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua. We also provide wireless services in Honduras. Our Central American subsidiaries provide wireless services under the “Claro” brand. As of December 31, 2007, our subsidiaries had 8.2 million wireless subscribers and over 2.2 million fixed-line subscribers in Central America.

In May 2008, we acquired a license for the provision of mobile voice, data and video services in Panama. The license grants the right for use of 30 megahertz in the 1900 megahertz band for a 20-year period.

•

United States. Our U.S. subsidiary, TracFone Wireless Inc., is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 9.5 million subscribers as of December 31, 2007.

•

Caribbean. On December 1, 2006, we consummated our acquisition of Compañía Dominicana de Teléfonos, C. por A., or “Codetel”. Codetel is the largest telecommunications service provider in the Dominican Republic with over 748,000 wireless subscribers, 2.7 million fixed-line subscribers and 130,000 broadband subscribers as of December 31, 2007. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand.

On March 30, 2007, we consummated our acquisition of Telecomunicaciones de Puerto Rico, Inc., or “TELPRI”. TELPRI is the largest telecommunications service provider in Puerto Rico with approximately 920,000 fixed-line subscribers and 591,962 wireless subscribers as of December 31, 2007. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

On November 5, 2007, we acquired 100% of the shares of capital stock of Oceanic Digital Jamaica Limited, or “Oceanic”. Oceanic provides wireless and value added services throughout Jamaica, with 221,786 wireless subscribers as of December 31, 2007.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 1, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Our Markets, Networks and Technology

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In 2007, we invested Ps. 34,622 million (nominal amounts) in capital expenditures on our property, plant and equipment. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

We use a number of mobile technologies in the markets in which we operate. All of our principal markets, except Puerto Rico (where we are in the process of deploying a GSM network), have global system for mobile communication (GSM) networks for voice and digital transmissions. Through these networks, we provide many of the voice and data services supported by GSM technology, such as short message service (SMS), circuit switch data (CSD), high speed circuit switch data (HSCSD), packet switch data through general packet radio services (GPRS) and enhanced data rates for GSM evolution (EDGE).

Beginning in 2007, we began deploying networks based on universal mobile telecommunications systems (UMTS) in certain of our principal markets, including Mexico, Brazil and Colombia. UMTS is a system based on the third generation (3G) of mobile phone standards and technology that allows the transmission of large volumes of data at high speeds. 3G technologies enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Services include wide-area wireless phone telephony, video calls and broadband data, all in a mobile environment. We are deploying these networks using the high-speed downlink packet access protocol (HSDPA), which is a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. Our HSDPA deployment supports down-link speeds of 3.6 megabits per second. Our 3G networks use the same technology that is generally used throughout Europe to provide 3G services. We elected to deploy the UMTS/HSDPA networks principally because:

•	New market opportunities. It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America.

•

Handset compatibility. UMTS handsets are compatible with our GSM networks, so a customer can use one handset to connect to our UMTS and GSM networks. This allows us to focus the deployment of our new networks in areas of high demand for 3G services, principally large urban areas.

•

Spectral Compatibility. With our new networks, we can generally offer 3G services using our existing licenses in the 850 megahertz spectrum, which is being increasingly underutilized by our remaining TDMA customers. In addition to being efficient from a cost perspective, deployment in the 850 megahertz spectrum is more efficient and provides better coverage than deployment in the 1900 megahertz spectrum.

•

Increased voice capacity. Our new networks give us approximately 5.7 times more capacity to provide voice services than our existing GSM network using our current spectrum (considering a 5 megahertz fully-used spectrum).

•

Cost effective deployment. Unlike some of the 3G networks being deployed in the United States, UMTS networks use some of the same basic network plant and equipment as GSM networks. This has permitted us to achieve a quicker and more cost effective deployment of 3G services, than would have been possible using other technologies.

We are the first operators to deploy these new technologies in most of our markets. We launched 3G services based on these new technologies in Brazil during the second half of 2007 and in Mexico and Colombia during the first quarter of 2008. As of the date of this annual report, we are offering 3G services in 14 countries in Latin America and the Caribbean. We are currently analyzing the systems in our other markets for the purpose of deploying third generation networks in all of our markets.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2007. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which subscribers only pay for outgoing calls. During 2007, our Mexican operations represented 40.8% of our operating revenues and our Brazilian operations represented 18.7% of our operating revenues.

In many of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers. However, we operate in many markets that have had and may continue to have volatile economic and political environments, and significant political changes may lead to changes in regulatory environments that can adversely affect our interests and prospects.

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

Operating Information

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We disconnect, or “churn”, our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue to use our service, so long as they have not activated a calling card or have received traffic. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

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

In 1999, we began acquiring our international subsidiaries and investing in Telecom Americas and our other international affiliates. We made significant acquisitions in Latin America during the past 9 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2007, approximately 67.4% of our wireless subscribers were located outside Mexico.

In December 2006, we changed our corporate form from a sociedad anónima de capital variable (variable stock corporation) to a sociedad anónima bursátil de capital variable (publicly listed variable stock corporation).

On December 13, 2006, our shareholders approved the merger of Amtel, our then controlling shareholder, and its subsidiary, Corporativo, with us. As a result of the merger, we assumed Amtel’s net indebtedness, which we refinanced in January 2007. The merger resulted in the elimination of the management fee that we previously paid to Amtel. The merger also increased the amount we may use under applicable Mexican tax rules (cuenta de utilidad fiscal neta, or “CUFIN”) to repurchase shares or pay dividends without incurring additional taxes.

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments” under this Item 4.

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
AMX Argentina Holdings, S.A.	Argentina	100.0	Holding company
AMX Argentina, S.A.	Argentina	100.0	Wireless
AM Telecom Americas, S.A. de C.V.	Mexico	100.0	Holding company
Claro Telecom Participações S.A. .	Brazil	100.0	Holding company
Americel S.A.	Brazil	99.4	Wireless
Claro S.A.	Brazil	99.9	Wireless
Claro Chile S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (COMCEL)	Colombia	99.4	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL).	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V.	El Salvador	95.8	Fixed-line
CTE Telecom Personal, S.A. de C.V.	El Salvador	95.8	Wireless
TracFone Wireless, Inc.	Delaware	98.2	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.2	Fixed-line
Servicios de Comunicaciones Personales Inalámbricas, S.A.	Guatemala	99.2	Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)(2)	Nicaragua	99.3	Fixed-line/Wireless
Oceanic Digital Jamaica Limited	Jamaica	100.0	Wireless
Claro Panamá, S.A.	Panama	100.0	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
Telecomunicaciones de Puerto Rico, Inc. (TELPRI)	Puerto Rico	100.0	Fixed-line/Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AMX Tenedora, S.A. de C.V.	Mexico	100.0	Holding company
Compañía Dominicana de Teléfonos, C. por A. (CODETEL)	Dominican Republic	100.0	Fixed-line/Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	Servicios de Comunicaciones de Nicaragua, S.A. (Sercom Nicaragua) merged into ENITEL in July 2006.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2007, Telcel’s cellular network covered more than 36.1% of the geographical area of Mexico, including all major cities, and 96% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 800 megahertz and 1900 megahertz radio spectrums. As of December 31, 2007, Telcel had approximately 50.0 million cellular subscribers and, according to Cofetel, as of December 2007, an approximately 73.0% share of the Mexican wireless market. Approximately 92.6% of Telcel’s cellular subscribers as of December 31, 2007 were prepaid customers.

In 2007, Telcel had revenues of Ps. 127,027 million (U.S.$11,690 million), representing 40.8% of our consolidated revenues for such period. As of December 31, 2007, Telcel accounted for approximately 32.6% of our total wireless subscribers, as compared to 34.6% at December 31, 2006.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2003		2004		2005		2006		2007
	(peso amounts in constant Mexican pesos as of December 31, 2007)
Operating revenues (millions)	Ps.	61,562	Ps.	78,999	Ps.	96,710	Ps.	113,295	Ps.	127,027
Average monthly revenues per subscriber during preceding 12 months(1)	Ps.	208	Ps.	216	Ps.	208	Ps.	196	Ps.	188
Operating income (millions)	Ps.	20,521	Ps.	28,205	Ps.	36,837	Ps.	49,814	Ps.	59,257
Cellular lines in service (thousands)		23,444		28,851		35,914		43,190		50,011
Subscriber growth during preceding 12 months		16.8%		23.1%		24.5%		20.3%		15.8%
Company penetration(2)		22.1%		27.3%		34.8%		41.4%		47.5%
Average monthly minutes of use per subscriber during preceding 12 months		81		99		103		113		143
Churn rate(3)		3.9		3.0		3.1		3.2		3.4
Employees		8,624		9,354		11,129		12,370		14,360

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Number of Telcel cellular lines in service divided by the population of Mexico based on the latest census data available.
(3)	Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

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

Unlike the United States, Mexico uses the “calling party pays” system for cellular calls, under which subscribers only pay for outgoing calls.

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

Basic rates for prepaid plans have remained unchanged since 2002. However, Telcel offers effective price-per-minute seasonal discounts and effective discounts under certain “friends and family” and other loyalty programs. Beginning in 2006, Telcel offers a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls. Telcel’s prepaid subscribers may choose to be billed per minute (rounding each call to the next full minute), per second (paying a fixed rate for the first minute and another fixed rate for additional seconds), and beginning on April 2007, per call (consisting of a fixed rate for any call lasting up to 20 minutes). Prepaid subscribers may also choose to combine per minute and per call billing (calls lasting up to two minutes are billed on a per minute basis, while calls lasting longer than two minutes are billed on a per call basis for each additional 20 minute block).

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

Ideas Telcel

Through the Ideas Telcel portal, Telcel offers its customers mobile entertainment services, including SMS, MMS, e-mail, news and personalized downloads, such as ring tones and screensavers.

In May 2006, Telcel launched TV content services which allow certain customers to access news, cartoon, documentary and sports channels through their handsets. Telcel provides these services through an agreement with a content distributor. Telcel’s TV content services, are available for EDGE users with compatible handsets, and since 2007 are also available to our 3G users.

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

Oficina Móvil Telcel

Oficina Móvil allows Telcel customers to access e-mail and personal information management tools, such as calendars and address books, through their handsets. Through strategic alliances with renowned companies such as BlackBerry and Windows Mobile, Telcel customers can manage multiple e- mail accounts and review and edit e-mail attachments. Telcel also offers data coverage in Mexico and other countries where we have roaming agreements.

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

Most of the handsets that Telcel currently offers are GSM dual-band, which can switch between the 800 and 1900 megahertz radio spectrums. In addition, Telcel offers tri-band and four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog handsets. Beginning in 2007, Telcel offers 3G handsets, which operate on our 3G network and GSM network, depending on the customer’s location.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers that originate with another service provider in the same local area within Mexico (mobile or fixed) or, starting in November 2006, other service providers anywhere in Mexico or abroad. Telcel charges the service provider from whose network the call originates an interconnection charge for the time Telcel’s network is used in connection with the call. Telcel must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers (mobile and fixed). See “—Regulation—Interconnection” under this Item 4.

Generally, operators are free to negotiate interconnections fees among themselves, and Telcel has interconnection agreements with other service providers, including Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. Although Telcel has interconnection agreements with other service providers covering more than 90% of Telcel’s incoming traffic (based on 2007 data), certain fixed-line operators continue to challenge the interconnection fees charged by Telcel. Telcel charges those operators fees based on schedules determined by Cofetel. See “—Regulation—Interconnection” under this Item 4.

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

Telcel launched a Virtual Home Environment feature for customers roaming in the Telcel network, which simulates the behavior of their home networks and offers customers the same services they are have at home such as dialing contact numbers directly from the phone book (automatically correcting the dialing codes, short codes and direct access to voice mail and customer services.

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

In 2007, Telcel’s marketing efforts focused significantly on the promotion of Telcel’s launch of 3G services in Mexico.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2007, approximately 92.2% of Telcel’s sales of handsets were generated by cellular distributors (including retail chains), with approximately 5.8% from sales in company-owned stores, and approximately 2.0% from direct sales to corporate accounts.

As of March 31, 2008, Telcel had relationships with a network of over 1,000 exclusive distributors, who sell Telcel’s services and products through approximately 41,000 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. As of March 31, 2008, Telcel owned and operated 231 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the Amigo Kit consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that, as of March 31, 2008, pre-paid cards are available through approximately 114,000 points of sale in Mexico.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 46.5% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

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

Currently, Telcel’s GSM network offers service in all nine regions in Mexico. As of December 31, 2007, Telcel’s GSM subscriber base accounted for approximately 88.4% of Telcel’s total subscribers.

Telcel upgraded the GSM/GPRS network with EDGE technology. It has implemented EDGE technology in more than 57,000 localities, including all the major cities in Mexico. EDGE can be deployed in existing spectrum with minimum changes in hardware. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

Third generation technologies

Third generation technologies provide high-speed wireless packet data access and all Internet- related services that can be offered through broadband with the advantage of mobility. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities.

Telcel is deploying a UMTS third generation network in Mexico using the existing 850 megahertz spectrum and began offering 3G services in February 2008. 3G technologies enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Services include wide-area wireless phone telephony, video calls and broadband data, all in a mobile environment. Telcel is deploying its UMTS network using the high-speed downlink packet access protocol (HSDPA), which is a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. Telcel’s HSDPA deployment supports down-link speeds of 3.6 megabits per second. Our 3G networks use the same technology that is generally used throughout Europe to provide 3G services. We elected to deploy the UMTS/HSDPA networks principally because:

•	New market opportunities. It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America.

•

Handset compatibility. UMTS handsets are compatible with our GSM networks, so a customer can use one handset to connect to our UMTS and GSM networks. This allows us to focus the deployment of our new networks in areas of high demand for 3G services, principally large urban areas.

•

Spectral Compatibility. With our new networks, we can generally offer 3G services using our existing licenses in the 850 megahertz spectrum, which is being increasingly underutilized by our remaining TDMA customers. In addition to being efficient from a cost perspective, deployment in the 850 megahertz spectrum is more efficient and provides better coverage than deployment in the 1900 megahertz spectrum.

•

Increased voice capacity. Our new networks give us approximately 5.7 times more capacity to provide voice services than our existing GSM network using our current spectrum (considering a 5 megahertz fully-used spectrum).

Cost effective deployment. Unlike some of the 3G networks being deployed in the United States, UMTS networks use some of the same basic network plant and equipment as GSM networks. This has permitted us to achieve a quicker and more cost effective deployment of 3G services, than would have been possible using other technologies.

Telcel is the first operator to deploy UMTS/HSDPA technologies in Mexico. As of March 31, 2008, Telcel’s UMTS/HSDPA network covered 16 of Mexico’s principal cities, and Telcel plans to continue expanding its 3G coverage in Mexico throughout 2008.

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

Competition

Telcel faces competition from other mobile providers using the 800 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s principal competitors in Mexico are Grupo Iusacell, S.A. de C.V. and Telefónica Móviles. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 73% as of December 31, 2007.

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

Cofetel is an independent agency within the SCT, with five commissioners appointed by the President of Mexico, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of SCT under the Telecommunications Law and the telecommunications regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of Telcel’s concessions, the Mexican government has a right of first refusal to acquire Telcel’s assets used directly in the exploitation of frequency bands. See “—Termination of the Concessions” under this Item 4.

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

Recent Developments in Regulation

There have been recent changes to Mexican law that may affect our business:

In January 2008, the Mexican Congress published amendments to the Mexican tax laws. We are currently evaluating the effects, if any, that the amendments will have on our business.

On June 12, 2007, Cofetel published the rules for the portability of fixed-line and mobile telephone numbers in Mexico. One of Cofetel’s objectives for introducing telephone number portability is to increase competition among operators. The portability rules allow customers to change fixed-line or mobile providers without contacting their current provider and, therefore, we may lose customers without having the opportunity to influence their decision. The rules also require that we bear the costs of changes in our network and any other investments necessary to implement portability, without being able to charge other operators. Cofetel expects that the rules and regulations will be fully implemented by the third quarter of 2008.

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

In April 2006, the Mexican Congress approved an amendment to the Federal Antitrust Law, which was published in the Official Gazette of the Federation (Diario Oficial de la Federación) on June 28, 2006. New regulations pursuant to the amended Federal Antitrust Law were published on October 12, 2007. The amendment strengthens the authority of Cofeco, by, among other things, providing Cofeco with the ability to issue opinions that are binding on other governmental entities, including SCT. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the forced divestiture of assets. As a result of this amendment, it is likely that Cofeco will take a more active role in enforcing the Federal Antitrust Law. A stricter or different interpretation and enforcement of the Federal Antitrust Law could affect our operations and markets.

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

Concessions

Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1900 megahertz (Bands A, D and F) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The 800 megahertz (Band B) concessions, except for Region 9 which covers Mexico City and the states of Mexico, Morelos and Hidalgo, require Telcel to pay semi-annual continuing fees (aprovechamientos) determined as a percentage of gross revenues derived from the concessioned services. The percentage is between 5% and 10%. During 2005, a Mexican court permitted Telcel to eliminate from its 800 megahertz concession for the Mexico City area (Region 9) the obligation to make this semi-annual payment, against an increase of Ps. 2,149.5 million in the up-front consideration payable for the concession (from Ps. 116.4 million to Ps. 2,265.9 million). The SCT approved the necessary adjustments to the concession in April 2006. In paying this increase in consideration, Telcel made a cash payment of Ps.150.9 million and was able to credit Ps. 1,998.5 million of previously paid semi-annual fees (aprovechamientos). The 1900 megahertz (Band D) concessions, which were purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which were acquired by assignment from Unefon, do not require Telcel to pay continuing fees (aprovechamientos).

Pursuant to amendments to the Federal Contributions Law (Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees (derechos) payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees (derechos) would be payable in respect of all spectrum bands, including bands, such as Band B, that are already subject to the payment of semi-annual fees based on gross revenues (aprovechamientos). Currently, we are not required to pay annual fees (derechos) in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay annual fees (derechos) in respect of additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired during 2005. Telcel has challenged the validity of our obligation to pay such annual fees (derechos) as we believe it is contrary to the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and certain provisions of the Telecommunications Law. Telcel obtained a preliminary injunction against the payment of these annual fees (derechos). The authorities appealed the injunction before the corresponding court, which referred this matter to the Mexican Supreme Court for final resolution. We expect the Mexican Supreme Court to resolve this matter shortly. Based on the current terms of the law, the fees applicable to the 10 megahertz acquired during 2005 amount to approximately Ps. 255 million (subject to adjustment for inflation as provided by the applicable law) annually for 20 years for all 9 regions.

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

In December 2002, the SCT granted Telcel a new concession to install, operate and exploit a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited Telcel to provide these services only to its wireless subscribers until December 2005. In 2006, Telcel built its long distance network which allows Telcel to carry all the national long distance traffic originated from Telcel’s customers to other customers. Also, since May 2007, Telcel opened its interconnection with the local network of Telmex in Mexico City.

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

Calling Party Pays

Mexico uses the “calling party pays” system for cellular calls, under which subscribers only pay for outgoing calls. This replaced the “mobile party pays” system, under which subscribers also paid for incoming calls, in May 1999. Subscribers have the option of retaining the “mobile party pays” system but must change their mobile telephone number to do so. In April 2006, Cofetel extended the “calling party pays” system, which until then applied solely to local calls, to national and international long-distance calls effective November 2006. Under the system, long-distance calls received by mobile subscribers are paid for by the calling parties, and mobile operators do not charge airtime fees to customers receiving calls, except for roaming and certain long-distance fees applicable when subscribers receive calls outside their local areas.

Pursuant to existing regulations, operators establish the terms and conditions for the implementation of the calling party pays, including applicable interconnection fees, by agreement. In December 2006, Telmex and certain other long-distance operators (including Alestra and Maxcom) and all mobile operators in Mexico reached agreement establishing the conditions under which the long-distance calling party pays system would operate until 2010. Telcel’s customers can receive calls from long-distance operators that did not subscribe the agreement or from customers of other operators that did not subscribe to the agreement, but will be charged airtime fees.

Interconnection

Terms of interconnection (including fees) are negotiated between Telcel and other public telecommunications providers. In the event they are unable to agree, Cofetel may impose terms on Telcel and the other public telecommunications networks. As further explained below, following a Cofetel ruling in September 2006, Telcel has reached agreement with fixed-line, long-distance and mobile operators comprising a substantial majority of the local and long-distance traffic delivered through Telcel’s network. Under the agreements, the interconnection charge payable to us by another operator for a local or long-distance call from its customer to our network is Ps. 1.21 per minute for 2008 (it was Ps. 1.34 during 2007). This fee is scheduled to decrease to Ps. 1.09 per minute during 2009 and, to Ps. 1.00 per minute in 2010. These agreements cover approximately 93% of all the traffic terminated in Telcel’s network.

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

Certain telecommunications service providers challenged the tariff framework, arguing that the proposed interconnection fees did not properly take into account certain costs and initiated proceedings with Cofetel to obtain their intervention in resolving the matter. In September 2006, Cofetel ruled on these challenges and established a schedule of fees applicable to the operators that challenged the framework. Under Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2010 are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007; Ps.1.12 per minute during 2008; Ps.1.00 per minute during 2009; and Ps.0.90 per minute during 2010. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that wireless operators were entitled to a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

Telcel initiated legal proceedings (juicio de amparo) challenging the resolution, and in addition, began participating in negotiations among fixed-line and wireless operators to establish a mutually acceptable interconnection tariff framework and resolve disputes arising from the resolution. During the last quarter 2006 and first quarter 2007, Telcel reached agreement with all cellular operators and a majority of the local fixed operators, including Telmex and some of the dissenting operators, to apply the following rates from 2007 through 2010: Ps.1.34 per minute or fraction of interconnection during 2007, Ps.1.21 per minute or fraction of interconnection during 2008, Ps.1.09 per minute or fraction of interconnection during 2009 and Ps.1.00 per minute or fraction of interconnection during 2010. These interconnection fees are not calculated based on the actual number of seconds of use, but rather on rounding each call to the next minute.

In December 2007, a competent court granted in part Telcel’s request for relief (amparo), and declared null and void the September 2006 resolution on one of the dissenting parties. However, the court requested Cofetel to issue a new resolution covering the period from 2005 through 2007. Based on Cofetel’s 2008 ruling, the interconnection rates for “calling party pays” calls that the dissenting operator must pay Telcel are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007. Under the ruling, Cofetel maintained its position that interconnection fees applicable during 2007 are to be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice, and that wireless operators are entitled to charge a 25% premium over interconnection fees billed to fixed-line operators during 2007. Telcel expects to receive similar resolutions in connection with the other dissenting parties. Telcel has initiated legal proceedings (juicio de amparo) challenging the 2008 resolution, but is charging “under protest” the lower fees contemplated by the Cofetel resolutions to the remaining dissenting operators, while its challenges to the resolutions are pending. If such challenge is successful, Telcel will seek to collect from dissenting operators any difference in fees arising from the applicability of lower rates in previous periods. The dissenting parties have requested Cofetel to establish interconnection rates for the period from 2008 to 2011. As of the date of this annual report, Cofetel has not issued a resolution establishing interconnection rates for such period.

During April 2008, Cofetel notified Telcel of new challenges to the interconnection framework filed by one of the original dissenting parties. Telcel has responded to this new challenge, and it expects that the administrative proceeding regarding this interconnection dispute will be concluded by Cofetel during second quarter of 2008. Any new order from Cofetel may result in a significant reduction to applicable interconnection rates, which in turn would affect Telcel’s results since its interconnection revenues have typically exceeded the interconnection costs that it must pay to other operators. See “Legal Proceedings—Telcel—Interconnection Fees” under Item 8.

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

At December 31, 2007, Speedy Móvil had 24 employees.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Brazil, the Southern Cone region (Argentina, Paraguay, Uruguay and Chile), Colombia, the Andean region (Ecuador and Peru), Central America (El Salvador, Guatemala, Honduras and Nicaragua), the United States and the Caribbean (the Dominican Republic, Jamaica and Puerto Rico). Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 59.2% of our consolidated revenues for 2007, as compared to 53.4% of our consolidated revenues for 2006.

In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in Latin America and the Caribbean, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through direct investments or other strategic alliances.

The following table sets forth financial and operating information for certain of our non-Mexican operations for the periods indicated. Lines in service are presented as of year-end. For some segments or periods, information may not be comparable to prior periods because it includes the results of operations of acquired companies as from the date of consolidation in our financial statements. See Note 20 to our audited consolidated financial statements.

	December 31,
	2005		2006		2007
	(in constant Mexican pesos as of December 31, 2007, except lines in service, minutes of use and churn)
BRAZIL
Consolidated operating revenues (millions)	Ps.	32,994	Ps.	41,049	Ps.	58,305
Average monthly revenues per subscriber during preceding 12 months(1)		122		136		160
Operating (loss) income (millions)		(9,478)		(4,316)		608
Cellular lines in service (thousands)		18,659		23,881		30,228
Average monthly minutes of use per subscriber during preceding 12 months		81		70		77
Churn rate(2)		2.7%		2.8%		2.5%
SOUTHERN CONE(3)
Operating revenues (millions)	Ps.	13,687	Ps.	20,603	Ps.	27,237
Average monthly revenues per subscriber during preceding 12 months(1)		165		131		126
Operating income (millions)		231		1,355		2,691
Cellular lines in service (thousands)		8,851		13,247		17,290
Average monthly minutes of use per subscriber during preceding 12 months		153		134		127
Churn rate(2)		2.3%		1.9%		2.5%
COLOMBIA
Combined operating revenues (millions)	Ps.	16,803	Ps.	22,252	Ps.	29,614
Average monthly revenues per subscriber during preceding 12 months(1)		125		93		105
Operating income (millions)		1,318		4,766		7,616
Cellular lines in service (thousands)		13,775		19,521		22,335
Average monthly minutes of use per subscriber during preceding 12 months		119		110		122
Churn rate(2)		1.5%		1.7%		2.3%
ANDEAN REGION(4)
Combined operating revenues (millions)	Ps.	8,732	Ps.	12,866	Ps.	16,210
Average monthly revenues per subscriber during preceding 12 months(1)		146		115		101
Operating income (millions)		1,233		2,794		3,725
Cellular lines in service (thousands):		6,050		9,026		12,390
Average monthly minutes of use per subscriber during preceding 12 months		51		51		55
Churn rate(2)		2.9%		3.0%		3.0%

	December 31,
	2005		2006		2007
	(in constant Mexican pesos as of December 31, 2007, except lines in service, minutes of use and churn)
CENTRAL AMERICA(5)
Combined operating revenues (millions)	Ps.	15,912	Ps.	17,116	Ps.	16,918
Average monthly revenues per subscriber during preceding 12 months(1)		162		120		94
Operating income (millions)		5,391		5,106		4,698
Lines in service (thousands)
Wireless		3,946		5,875		8,157
Fixed		1,996		2,097		2,128
Average monthly minutes of use per subscriber during preceding 12 months		166		149		138
Churn rate(2)		1.1%		0.8%		1.6%
UNITED STATES
Operating revenues (millions)	Ps.	11,840	Ps.	14,748	Ps.	15,604
Average monthly revenues per subscriber during preceding 12 months(1)		167		150		134
Operating income (millions)		771		759		1,503
Cellular lines in service (thousands)		6,134		7,897		9,514
Average monthly minutes of use per subscriber during preceding 12 months		63		66		72
Churn rate(2)		4.6%		5.3%		4.6%
DOMINICAN REPUBLIC(6)
Operating revenues (millions)	Ps.	—	Ps.	986	Ps.	10,990
Average monthly revenues per subscriber during preceding 12 months(1)		—		144		142
Operating income (millions)		—		282		3,946
Lines in service (thousands)
Cellular		—		2,140		2,682
Fixed		—		734		748
Average monthly minutes of use per subscriber during preceding 12 months		—		122		104
Churn rate(2)		—		5.4%		4.3%
CARIBBEAN(7)
Operating revenues (millions)	Ps.	—	Ps.	—	Ps.	9,780
Operating income (millions)		—		—		1,332
Lines in service (thousands)
Cellular		—		—		814
Fixed		—		—		920

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.
(3)	Includes our operations in Argentina, Chile, Paraguay and Uruguay. We started consolidating the results of our Chilean and Paraguayan operations on September 2005 and August 2005, respectively.
(4)	Includes our operations in Ecuador and Peru. We started consolidating the results of our Peruvian operations in September 2005.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua. For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. In March 2006, Sercom Nicaragua merged into ENITEL.
(6)	We began consolidating the results of Codetel in December 2006. Average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in this country and do not take into consideration our fixed-line services. ARPUs and MOUs are calculated using only periods after consolidation.
(7)	Includes our operations in Puerto Rico and Jamaica. We began consolidating the results of Puerto Rico in April 2007 and of Jamaica in December 2007.

We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Brazil (Telecom Américas)

General

Telecom Américas is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2007, of approximately 24.9%. Brazil is the largest market in Latin America in terms of wireless customers.

Telecom Américas provides services in Brazil under a unified brand name and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2007, Telecom Américas served approximately 30.2 million subscribers compared to 23.8 million subscribers at December 31, 2006 and covered approximately 190 million licensed points of presence (POPs). At December 31, 2007, approximately 81% of Telecom Américas’ subscribers were prepaid customers.

Telecom Américas owns and operates cellular networks using GSM, CDMA and TDMA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Telecom Américas launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2007, the GSM network covered more than 2,445 cities and was used by 94.5% of Telecom Américas’ wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets.

In addition, during the fourth quarter of 2007, we began offering 3G services in Brazil under our new UMTS/HSDPA network. We continue the rollout of UMTS/HSDPA technologies in Brazil and by March 31, 2008, our UMTS/HSDPA network covered 40 towns, where approximately 20% of Brazil’s population resides. We were the first operator to offer 3G services in Brazil. In order to rollout 3G services in Brazil, during 2008, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions.

We have built our operations in Brazil through a number of transactions commencing in 2000 and ending with the acquisitions of operators in the metropolitan area of São Paulo and in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas during 2003 and the acquisition of a license in the Minas Gerais region in 2005. In April 2005, Stemar, a company owned by Claro, was awarded a license to operate wireless services in the Minas Gerais region. In September 2007, Claro acquired licenses to operate wireless services in the cities of Londrina and Tamarana (Paraná) and the north region (Amazonas, Pará, Maranhão, Roraima and Amapá) in Brazil. At December 31, 2007, our two principal operating subsidiaries, Claro and Americel, had approximately 8,656 employees. We own all of our network equipment in Brazil.

We operate in Brazil through two principal operating subsidiaries, Claro and Americel. Claro is licensed to operate in the metropolitan area of São Paulo and in the states of Rio de Janeiro, Espírito Santo, São Paulo, Rio Grande do Sul, Santa Catarina, Paraná, Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco, Alagoas, Bahia, Sergipe, Minas Gerais, Amazonas, Pará, Maranhão, Roraima and Amapá, and Americel in seven states in the central-west and northern regions of Brazil.

Through a number of holding companies we own more than 99.97% of the share capital of BCP S.A. (now Claro S.A.) and 99.38% of the share capital of Americel S.A. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.03% and 0.62% of the share capital of Claro and Americel, respectively.

Sales and Distribution

Telecom Américas markets its wireless services primarily through retail chains (approximately 5,554 points of sale) and exclusive distributors (dealers) (approximately 3,326 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2007, approximately 56.8% of Telecom Américas’ sales of handsets were generated by retail chains, 32.3% by exclusive distributors (dealers) and approximately

8.1% from sales in company-owned stores, of which there are approximately 143. Telecom Américas also sells and distributes its products and services over the Internet.

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

A prepaid customer who purchases a card has between 90 and 180 days from the date of activation of the card to use the airtime. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. Sixty days after the card expires, unless the customer activates a new card, the balance on the card, if any, is recognized as revenue.

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are four other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM), Oi and Brasil Telecom. Other regional competitors are CTBC and Sercomtel. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

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

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Beginning in February 2001, ANATEL initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, ANATEL implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 50 megahertz per existing service provider, through which each of Telecom Americas’ principal operating companies acquired bandwidth.

In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D, and E to existing service providers as extension blocks. In this auction, we acquired spectrum to initiate operations in the northern region of Brazil (Amazonas, Pará, Maranhão, Amapá and Roraima) and in the cities of Londrina and Tamarana.

As part of ANATEL’s plan to auction 3G licenses (in the 2100 megahertz spectrum), ANATEL issued a resolution in 2006 increasing the maximum overall spectrum permitted per operator from 50 megahertz to 80 megahertz. In December 2007, ANATEL auctioned new 3G bands (Bands F, G, I and J in the 2100 megahertz spectrum) dividing Brazil into 11 regions. In that auction, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions.

In Brazil, rates for telecommunications services are regulated by ANATEL. In general, PCS licensees are authorized to increase basic plan rates only for inflation (less a factor determined by ANATEL based on the productivity of each operator during the year) and on an annual basis. However, operators are allowed to create non-basic plans (known as alternative plans) and modify them, without prior ANATEL approval. Discounts from existing service plans, both basic and non-basic, are allowed without ANATEL approval.

Currently, operators determine interconnection fees by agreement, subject to ANATEL intervention only in case of disputes. On February 2005, ANATEL commenced an arbitration proceeding against all mobile and fixed line operators in Brazil regarding the inflation adjustment applied by operators on the interconnection fees. The operators agreed on an interim price adjustment of 4.5% on mobile interconnection fees. In 2006, the arbitration panel requested that the operators hire a consulting firm to analyze and recommend a resolution to the arbitration. Because operators could not agree on a single firm, two firms were hired and each presented a report to ANATEL. While ANATEL has not reached a decision regarding the proceedings, the initial decision of ANATEL’s arbitrage commission has initially decided to recommend that ANATEL confirm the 4.5% interim adjustment.

In 2005, ANATEL defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. ANATEL has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010. It is uncertain how ANATEL will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. However, given the size of our operations in Brazil, it is likely that we would be deemed to belong to an economic group with significant market power. In 2008, mobile operators in Brazil will begin providing ANATEL with annual operating data (initially, for 2006 and 2007), which is intended to support ANATEL’s future cost-based methods for determining interconnection fees. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

In July 2006, Brazilian regulators adopted a change in the interconnections regime relating to the methodology required for the recognition of interconnection fees. Under the new methodology (full bill), we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system (bill and keep).

In March 2007, ANATEL issued a resolution establishing the portability of fixed and mobile numbers. Through this resolution, customers have the option of retaining the fixed and mobile numbers if and when they change service providers within each state of Brazil. The implementation process of this resolution will take two years, with national roll out beginning in August 2008 in certain cities and ending in March 2009. ANATEL will define, through an administrative ruling, the one-time fee to be charged to a customer for the election to retain its number. However, the new service provider may choose cover the fee on behalf of the customer.

In 2007, ANATEL issued a revision of the PCS rules which revision came into effect in February 2008. Under the revised PCS rules, service providers are required to implement customer service centers in all regions of Brazil with more than 100,000 inhabitants, charge only for delivered SMS messages and reimburse unused prepaid credits. Other main changes to the PCS rule include the regulation of the duration of contracts with a given operator (maximum of 12 months per contract) and the right of customers to change service plans with the same operator without penalties.

Southern Cone

Argentina (AMX Argentina)

AMX Argentina Holdings S.A. (previously named CTI Holdings) provides nationwide PCS wireless service in Argentina under the “Claro” brand name, through its wholly-owned subsidiary AMX Argentina, S.A. During the first quarter of 2008, we re-branded our services in Argentina to “Claro”, from “CTI Móvil”. In 2007, AMX Argentina Holdings S.A.’s two subsidiaries, CTI Compañía de Teléfonos del Interior, S.A. and CTI PCS, S.A. merged and changed their name to AMX Argentina S.A. We own a 100% interest in AMX Argentina, which we acquired through a series of transactions in 2003 and 2004. Since the acquisition, AMX Argentina’s subscriber base has grown significantly, from 1.3 million in October 2003 to 13.5 million at December 31, 2007.

At December 31, 2007, AMX Argentina had approximately a 34.9% share of the Argentine wireless market. Approximately 75% of AMX Argentina’s subscribers at December 31, 2007 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

AMX Argentina began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. AMX Argentina offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 89% of AMX Argentina’s total subscribers as of December 31, 2007. In addition, AMX Argentina offers long distance and value added services.

AMX Argentina’s cellular network uses GSM, AMPS and CDMA technology and covers approximately 96% of Argentina’s population. During the fourth quarter of 2007, AMX Argentina launched third generation technology networks (UMTS/HSDPA) in certain urban areas of Argentina. At December 31, 2007, AMX Argentina had 2,034 employees.

AMX Argentina’s principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia, and Movistar, a subsidiary of Telefónica Móviles. Movistar is the company resulting from the merger in 2005 of Unifon and Movicom, which was acquired in January 2005 by Telefónica Móviles from Bell South.

AMX Argentina holds licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry (Secretaría de Comunicaciones de la Nación) is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

Chile (Claro Chile)

In August 2005, we began providing wireless services in Chile through Claro Chile S.A.

Claro Chile provides nationwide wireless service in Chile under the “Claro” brand name. We own a 100% interest in Claro Chile, which we acquired in August 2005 from Endesa Participadas, S.A. for U.S.$505 million (Ps. 5,888 million). We began including the results of Claro Chile in our audited consolidated financial statements in September 2005. Claro Chile had approximately 2.7 million wireless subscribers as of December 31, 2007.

At December 31, 2007, Claro Chile had approximately a 18% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Claro Chile was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the “Chilesat PCS” brand, which was changed in 1999 to “Smartcom” and in 2006 to “Claro.” Claro Chile offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 85% of Claro Chile’s total subscribers as of December 31, 2007. In addition, Claro Chile offers long distance and value added services.

Claro Chile’s cellular network uses GSM technology and CDMA technology. In 2007, we launched a third generation UMTS network which covered 41% of the Chilean population by year-end. Claro Chile is currently deploying a nationwide GSM and UMTS network which is expected to cover all urban zones in Chile by the end of 2008. Claro Chile was the first operator to offer 3G services in Chile, during the fourth quarter of 2007. At December 31, 2007, Claro Chile had 1,352 employees.

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

AMX Paraguay provides nationwide wireless service in Paraguay under the “Claro” brand. During the first quarter of 2008, we re-branded our services in Paraguay to “Claro”, from “CTI Móvil”. We own 100 % interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom for U.S.$25 million (Ps. 295 million). We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 409,748 wireless subscribers as of December 31, 2007.

At December 31, 2007, AMX Paraguay had approximately 10.2% share of the Paraguayan wireless market and was the third largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 82.6% of AMX Paraguay’s total subscribers as of December 31, 2007. In addition, AMX Paraguay offers value added services.

AMX Paraguay’s cellular network uses GSM technology and covers approximately 81.8% of Paraguay’s population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. AMX Paraguay began offering 3G services in Paraguay, using a new UTMS/HSDPA network, during the fourth quarter of 2007. At December 31, 2007, AMX Paraguay had 90 employees.

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

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$18.1 million (Ps. 173 million). We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay. AM Wireless Uruguay uses GSM technology to provide service to its customer base. AM Wireless Uruguay began offering 3G services in Uruguay, using a new UMTS/HSDPA network, during the fourth quarter of 2007. As of December 31, 2007, AM Wireless Uruguay had approximately 704,579 wireless subscribers. AM Wireless Uruguay had 159 employees at December 31, 2007.

During the first quarter of 2008, we re-branded our services in Uruguay to “Claro”, from “CTI Móvil”.

As of December 31, 2007, AM Wireless Uruguay had approximately a 23% share of the Uruguayan wireless market. AM Wireless Uruguay offers basic cellular services through a variety of rate plans and prepaid services. Prepaid customers represented 87% of total subscribers as of December 31, 2007.

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

At December 31, 2007, Comcel had approximately 22.3 million subscribers, compared to 19.5 million subscribers at December 31, 2006, and believed it had a 65.8% share of the wireless market. During the first quarter of 2008, Comcel began offering 3G services in Colombia under a new UMTS/HSDPA network. Comcel was the first operator to offer 3G services in Colombia. Comcel’s UMTS/HSDPA network currently covers 8 cities in Colombia, which account for approximately 40% of the country’s population.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 85.5% of Comcel’s total subscribers as of December 31, 2007. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 150.000 locations nationwide. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2007, Comcel had 3,375 employees.

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

The Colombian Ministry of Communications (Ministerio de Comunicaciones, or “Ministry of Communications”) and the Colombian Telecommunications Regulation Commission (Comisión de Regulación de Telecomunicaciones) are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio or “SIC”), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

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

At December 31, 2007, Conecel had approximately 7 million subscribers, compared to approximately 5.7 million at December 31, 2006, representing a 69.36% share of the Ecuadorian wireless market. Prepaid customers represented 88.9% of Conecel’s total subscribers as of December 31, 2007.

Conecel owns and operates a cellular network that uses a GSM technology. In November 2007, it launched a new UMTS/HSDPA network. The GSM network provides nationwide coverage and the UMTS network covers the three largest cities (Quito, Guayaquil and Cuenca), which together account for approximately 85.47% of Ecuador’s population.

At December 31, 2007, Conecel had 1,423 employees.

Conecel’s principal competitor is Telefónica Móviles, which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

Conecel is subject to regulation from:

•	the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or “Conatel”), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones, or “Senatel”), which is responsible for executing Conatel’s resolutions; and

•	the Telecommunications Agency (Superintendencia de Telecomunicaciones or “Suptel”), which monitors the use of authorized frequencies and compliance with concession provisions.

Conecel holds nationwide concessions, which have been fully paid, to operate its wireless network with 25 megahertz on the 800 megahertz (Band A) radio spectrum. On 2006, Conecel obtained a concession to operate 10 megahertz on the 1900 megahertz (Sub Band E-E) radio spectrum. These include a concession for cellular telephone service that expires in August 2008, and concessions for data transmission and Internet services that expire in 2017. Conecel has been in negotiations with the Ecuadorian Government to define the terms and conditions applicable to a new concession to operate a mobile network and provide mobile services in Ecuador. In May 2008, the Ecuadorian Government accepted Conecel’s proposal regarding the economic terms and payments to be made for the new concession. Pursuant to the economic offer, Conecel committed to make an initial payment of U.S.$289 million (Ps. 3,140 million) upon the renewal of the concession. In addition, Conecel committed to make annual payments equal to 3.93% of its operating revenues for each year during the term of the concession. These annual payments include a contribution to a government fund for the provision of telecommunications services to the poor. As of the date of this annual report, we continue in negotiations with the Ecuadorian Government to renew the license agreement before its expiration, in order to continue providing mobile telecommunications services in Ecuador for an additional 15-year term commencing in August 2008. The new concession is expected to allow us to provide 3G services and to contain new and stricter quality of service requirements, covering issues such as number of successful call completions, average delivery time of SMS services, area coverage and service interruptions.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C.

América Móvil Perú provides nationwide wireless service in Peru under the “Claro” brand. We own a 100 % interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for a purchase price of € 407 million (€ 330 million (Ps. 4,762 million) after net debt adjustments). We began including the results of América Móvil Perú in our consolidated financial statements in September 2005. América Móvil Perú had approximately 5.5 million wireless subscribers as of December 31, 2007.

At December 31, 2007, América Móvil Perú had approximately 39% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 90.30% of América Móvil Perú’s total subscribers as of December 31, 2007. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú’s cellular network uses GSM technology and covers approximately 20% of Peru’s population. América Móvil Perú is in the process of expanding its GSM network. In addition, during the last quarter of 2007, América Móvil Peru began offering 3G services in Peru under a new UMTS/HSDPA network. América Móvil Peru was the first operator to offer 3G services in Peru. América Móvil Peru’s UMTS/HSDPA network currently covers the country’s six largest cities. At December 31, 2007, América Móvil Perú had 1,407 employees.

América Móvil Perú’s principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide PCS, long-distance and value added services covering all departments in Perú. The concessions were awarded by the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Amov Perú S.A., our wholly-owned subsidiary, held a Band C 30 megahertz license covering the entire Peruvian territory, which was transferred to América Móvil Perú in April 2006.

Central America

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador (CTE) and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. In October 2003, we acquired a 51% interest in CTE from France Telecom and certain other investors. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2007.

At December 31, 2007, CTE had approximately 841,000 fixed-line subscribers and a market share of approximately 81%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. Personal’s cellular network uses GSM digital technology and covers approximately 92.3% of the Salvadorean population. At December 31, 2007, Personal had approximately 1.7 million wireless subscribers, which we estimate represents a market share of approximately 28%. Personal offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2007, CTE and its subsidiaries had approximately 2,698 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 40%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles, Digicel, which is owned by a consortium of international investors and Intelfon.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Personal holds a nationwide PCS 1900 concession to operate its cellular network.

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A. (Telgua) is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Subsidiaries of Telgua also provide wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.3% of the stock of Telgua.

At December 31, 2007, Telgua had approximately 1.1 million fixed-line subscribers compared to approximately 1.0 million at December 31, 2006, a market share of approximately 98.3%.

Telgua’s wireless business is operated by its wholly-owned subsidiary Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). Sercom’s cellular network uses CDMA digital technology and, as of October 2003, overlaid GSM technology. Telgua’s network covers approximately 80.0% of its population. At December 31, 2007, Sercom had approximately 3.5 million wireless subscribers, representing a market share of approximately 37.6%.

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

At December 31, 2007, Telgua had 2,745 employees.

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

Nicaragua (ENITEL)

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL) for a purchase price of U.S.$49.6 million (Ps. 646 million). We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million (Ps. 1,666 million).

At December 31, 2007, ENITEL had approximately1.69 million wireless subscribers, which we estimate represents approximately 66.72% of the wireless market in Nicaragua, and approximately 257,588 fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL’s wireless network uses GSM digital technology and covers approximately 63.82% of the Nicaraguan population. ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

At December 31, 2007, ENITEL had 1,865 employees.

The principal competitor of ENITEL in the Nicaraguan wireless sector is Telefónica Móviles (Movistar), which has a market share of approximately 33.28%.

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

At December 31, 2007, Sercom Honduras had approximately 1.1 million wireless subscribers, representing approximately 30.4% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2007, Sercom Honduras had approximately 568 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicom International, which has a market share of approximately 70%.

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones, or “CONATEL”) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Panama

In May 2008, Claro Panamá, S.A., our Panamanian subsidiary, obtained a license for the provision of mobile voice, data and video services in Panama. The license grants the right for use of 30 megahertz in the 1900 megahertz band for a 20-year period. We paid U.S.$86 million (Ps. 894 million) for the license. Movistar and Cable & Wireless currently provide wireless services in Panama, and Digicel acquired a license to provide services in May 2008.

United States (TracFone)

TracFone Wireless, Inc. is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. At December 31, 2007, TracFone had approximately 9.5 million subscribers, all of which are prepaid subscribers, and is the largest operator in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 20% in 2007.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 20 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is controlled using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia, Motorola, LG and Kyocera to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2007, TracFone had 540 employees.

TracFone competes with the major U.S. wireless operators and other mobile virtual network operators. As the prepaid market has grown in the U.S., many of these entities have increased their focus on prepaid wireless services and can be expected to continue to do so in the future. TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission, or “FCC,” and to certain U.S. telecommunications laws and regulations. TracFone is not required to procure wireless licenses to carry out its business.

Caribbean

Dominican Republic (Codetel)

Compañía Dominicana de Teléfonos, C. por A. (Codetel) provides fixed-line and wireless services in the Dominican Republic.

Codetel provides nationwide fixed-line and wireless services in the Dominican Republic under the “Codetel” and “Claro” brands, respectively. We own 100 % interest in Codetel, which we acquired on December 1, 2006 from Verizon Communications, Inc. for a purchase price of U.S.$2.42 billion (Ps. 27,557 million) (U.S.$2.02 billion (Ps. 23,121 million) before net cash adjustments). We began including the results of Codetel in our audited consolidated financial statements in December 2006.

Codetel had approximately 2.6 million wireless subscribers and 748,179 fixed line subscribers as of December 31, 2007. At December 31, 2007, Codetel had approximately 82.3% share of the Dominican fixed line market and was the largest fixed line operator in the Dominican Republic measured by the number of subscribers. Codetel had a 49.9% share of the wireless market and was the largest wireless operator in the Dominican Republic at December 31, 2007.

Codetel began providing services in the Dominican Republic in 1930. It offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. It also offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 88.5% of Codetel ‘s total subscribers as of December 31, 2007. In addition, Codetel offers long distance and value added services.

Codetel’s cellular network uses CGMA technology and covers approximately 95% of the Dominican Republic’s population. Since May 2007, Codetel also uses GSM technology to provide wireless services. At December 31, 2007, Codetel had 3,123 employees.

Codetel’s principal competitor is France Telecom (Orange).

Codetel holds concessions to provide telecommunication services covering the whole territory of the Dominican Republic. The first concession was awarded by the Dominican government in 1930. The latest concession was awarded by the Dominican government in 1995 for a 20-year period retroactive as of April 1990, with automatic 20-year renewals. The concessions do not contain coverage, reporting or service requirements. The Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones or “Indotel”) is in charge of supervising the telecommunications industry in the Dominican Republic. Indotel is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Jamaica (Oceanic)

Oceanic Digital Jamaica Limited (Oceanic) provides wireless and value-added services in Jamaica.

Oceanic provides nationwide wireless services in Jamaica under the “Mi Phone” brand. We own 100% interest in Oceanic, which we acquired on November 5, 2007 for a purchase price of U.S.$75.1 million (Ps. 800 million) (U.S.$73.6 million (Ps. 796 million) before net cash adjustments). We began including the results of Oceanic in our audited consolidated financial statements in December 2007.

Oceanic had approximately 221,786 wireless subscribers as of December 31, 2007, all of which were prepaid customers. At December 31, 2007, Oceanic had approximately 8.4 % share of the Jamaican wireless market.

Oceanic began providing services in Jamaica in November 2001. It offers a variety of services through its wireless networks, including web access, and also sells handsets and related products. In addition, Oceanic offers long distance and value added services, such as SMS, web access and Push to Talk.

Oceanic’s cellular network uses CDMA technology and covers approximately 65% of Jamaica’s population. We are currently deploying GSM and UMTS networks, which are expected to cover at least 85% of the Jamaican population by the end of 2008. At December 31, 2007, Oceanic had 121 employees.

Oceanic’s principal competitors are Digicel and Cable & Wireless Jamaica.

Oceanic holds concessions to provide wireless services covering all of Jamaica. The concessions contain coverage, reporting and service requirements. The Office of Utilities Regulator (“OUR”) is in charge of supervising the telecommunications industry in Jamaica. The OUR is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Puerto Rico (Telpri)

In April 2007, we began providing fixed-line and wireless services in Puerto Rico through Telecomunicaciones de Puerto Rico, Inc. or “TELPRI”.

TELPRI provides nationwide fixed-line and wireless service in Puerto Rico under the “Claro” brand. On March 30, 2007, we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI for an aggregate purchase price of U.S.$1.89 billion (Ps. 20,946 million) (U.S.$2.21 billion (Ps. 25,050 million) before net debt adjustments). We acquired 62.01% of TELPRI’s share capital from Verizon Communications, Inc., 28% from the Puerto Rico Telephone Authority, 12.99% from Popular Inc. and 7% from an employee stock ownership plan. TELPRI had approximately 920,000 fixed-line subscribers and 591,962 wireless subscribers as of December 31, 2007.

At December 31, 2007, TELPRI had approximately 83% share of the Puerto Rican residential fixed line market and was the largest fixed line operator in Puerto Rico measured by the number of subscribers. At December 31, 2007, TELPRI had approximately 28.1% share of the Puerto Rican wireless market.

TELPRI began providing services in Puerto Rico in 1914. TELPRI is a major provider of fixed-line services in Puerto Rico. TELPRI also offers basic cellular service through a variety of rate plans and also offers prepaid services. Postpaid customers represented 81.6% of TELPRI ‘s total subscribers as of December 31, 2007. In addition, TELPRI offers long distance and value added services.

TELPRI ‘s cellular network uses CDMA and TDMA technology and covers approximately 97% of Puerto Rico’s population. TELPRI is in the process of analyzing the infrastructure and systems in Puerto Rico for the purposes of deploying a GSM network and a UMTS/HSDPA network. At December 31, 2007, TELPRI had 4,413 employees.

TELPRI ‘s principal competitors are AT&T, Centennial, Sprint, SunComm and Open Mobile. TELPRI and AT&T are the largest wireless operators in Puerto Rico, with each holding a similar share of the market’s subscribers. In the fixed-line business TELPRI’s principal competitors are Centennial Wireline, Worldnet Communications and other competitive local exchange carriers that resell our services.

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

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with Mexican FRS and restated in constant pesos as of December 31, 2007. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Telvista

We own a 44.6% interest in Telvista, a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2007. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2007, 2006 and 2005 amounted to Ps. 26,045 million, Ps. 24,165 million and Ps. 10,769 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” under Item 5.

	Year ended December 31,(1)
	2005		2006		2007
	(millions of nominal pesos)
Transmission and switching equipment	Ps.	34,807	Ps.	30,316	Ps.	32,100
Other		3,867		3,368		2,522

Total capital expenditures	Ps.	38,674	Ps.	33,684	Ps.	34,622

(1)	Figures reflect amounts accrued for each period.

Our capital expenditures during 2007 related primarily to expanding the capacity of our GSM networks and deploying UMTS/HSDPA networks in many of our markets. We have budgeted capital expenditures of approximately U.S.$4.0 billion for the year ending December 31, 2008, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. We expect that our capital expenditures during 2008 will primarily relate to expanding the capacity of our GSM networks and to expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America. We expect to spend approximately 19% of our budgeted capital expenditures in Mexico, 47% in South America, 24% in Central America and 10% in the Caribbean. In addition, we expect to spend approximately U.S.$ 1.2 billion during 2008 to acquire or renew licenses, principally for the acquisition of additional spectrum in Brazil (U.S.$845 million), the renewal of our concession in Ecuador (U.S.$289 million), the acquisition of a license in Panama (U.S.$86 million) and the acquisition of a license in Puerto Rico (U.S.$31 million).

We expect to finance our capital expenditures for 2008 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

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

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all amounts are restated in constant pesos as of December 31, 2007.

Pursuant to Mexican FRS and effective for financial periods beginning on or after January 1, 2008, we will be required to restate our financial statements for inflation only when the economic environment qualifies as “inflationary” for purposes of Mexican FRS. See “Inflation Accounting” below and Note 2 (zz) to our audited consolidated financial statements.

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

We count our wireless subscribers by the number of lines activated. We continue to count postpaid subscribers for the length of their contracts. We disconnect our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect, or “churn”, our prepaid subscribers after a period of four months after they discontinue to use our service, so long as they have not activated a calling card or have received traffic. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize the effects of inflation in our financial statements. They also required us to re-express financial statements from prior periods in constant pesos as of the end of the most recent period presented. As discussed below, we do not expect that inflation accounting will be applicable in 2008.

Cessation of inflation accounting under Mexican FRS

Mexican FRS have changed for periods beginning on January 1, 2008, and the inflation accounting methods currently applied will no longer apply unless the economic environment in the country of origin qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance. However, some of our international operations may qualify as “inflationary” for purposes of Mexican FRS, in which case, in preparing our consolidated financial statements, we would be required to reflect the effects of inflation on the results of those operations based on the rate of inflation of the country of origin.

As a result, we expect to present financial statements without inflation accounting beginning in 2008. We will not re-express financial statements for prior periods to give retrospective effect to the cessation of inflation accounting. In this respect, our financial statements for 2008 will not be comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, we expect that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, will be as follows:

•	We will no longer recognize monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities. We expect our financing costs to be less volatile as a result.

•	We will cease to adjust the carrying values of nonmonetary assets for inflation and currency variations. We expect that this will make our depreciation charges less volatile.

•	We will cease to re-express results of prior periods. Financial information for dates and periods prior to 2008 will continue to be expressed in constant pesos as of December 31, 2007.

•

We will cease to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. We do not expect this change to have a significant effect on our financial results in the short term, but it is difficult to predict.

•	We will express all of our operating flows in nominal terms.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (28.2% in 2007 and 23.6% in 2006) and operating income (39.6% in 2007 and 66.3% in 2006) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we have not increased prices in recent periods. In fact, we reduced effective prices in many of our markets during 2007, which contributed to an increase in traffic, but adversely affected our ARPUs in many markets. In addition, our interconnection revenues have been adversely impacted by a reduction in interconnection rates in many of our markets. During 2008, for example, interconnection rates in Mexico and Colombia have declined by 11% and 50%, respectively, as compared to 2007 levels. We cannot provide assurances that traffic increases will continue to fully offset further price or rate declines, and therefore further price or rate declines may adversely affect our revenues and operating income.

At December 31, 2007, we had approximately 153.4 million wireless subscribers, as compared to 124.8 million at December 31, 2006, a 23.0% increase. During 2006, we experienced a 31.4 million or 33.7% increase in wireless subscribers. Subscriber growth during 2007 and 2006 was substantially attributable to organic growth by our existing subsidiaries rather than acquisitions of new companies.

We believe that many of the markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved. Although we cannot give assurances that this improvement will continue. We are in the process of launching and actively promoting 3G and value-added services in many of our markets. In the short term, this may adversely affect our margins, as we incur in maintenance and depreciation expenses for the new networks and in increased subscriber acquisitions costs due to significant advertising and marketing expenses and subsidies for new 3G handsets, which tend to have higher prices than traditional GSM handsets.

Each of our markets has different competitive and economic conditions. The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last three years, we acquired a total of six companies throughout Latin America. The consolidation of these companies affects the comparability of our recent results. We recorded all of these acquisitions using the purchase method and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	AMX Paraguay (as of August 2005);

•	Claro Chile (as of September 2005);

•	América Móvil Perú (as of September 2005);

•	Codetel (as of December 2006);

•	TELPRI (as of April 2007); and

•	Oceanic (as of December 2007).

The following table sets forth the full-year revenues of the companies acquired during the last three years in millions of constant pesos as of December 31, 2007, as well as the percentage of those revenues that are included in our consolidated revenues. The table does not include results of these companies for years prior to the year during which we consummated the respective acquisitions. Revenues for periods prior to the date on which we acquired these companies are not reflected in our audited consolidated financial statements.

	Annual Revenues
	2005		% consolidated	2006		% consolidated	2007		% consolidated
	(peso amounts in millions of constant Mexican pesos as of December 31, 2007)
AMX Paraguay	Ps.	247	46.9%	Ps.	402	100%	Ps.	304	100%
Claro Chile		3,510	36.4		4,145	100		5,692	100
América Móvil Perú		3,335	39.6		4,655	100		6,478	100
Codetel		—	—		10,166	9.7		10,990	100
TELPRI		—	—		—	—		13,176	74.1
Oceanic		—	—		—	—		209	6.7

Acquisitions only accounted for approximately 0.5% of our wireless subscriber growth during 2007.

On March 30, 2007 we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI for an aggregate purchase price of U.S.$1.89 billion (Ps. 20,946 million) (U.S.$2.21 billion (Ps. 25,050 million) before net debt adjustments). TELPRI is Puerto Rico’s largest telecommunications service provider.

On November 5, 2007 we acquired control of 100% of the capital stock of Oceanic for a purchase price of U.S.$75.1 million (Ps. 800 million) (U.S.$73.6 million (Ps. 796 million) before net cash adjustments). Oceanic provides wireless and value-added services in Jamaica.

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

Geographic Segments

We have operations in seventeen countries, which are grouped for financial reporting purposes in 8 geographic segments. Segment information is presented in Note 20 to our audited consolidated financial statements included in this annual report. Mexico has traditionally been our principal geographic market, accounting for 40.8% of our total operating revenues in 2007 and 32.6% of our total wireless subscribers at December 31, 2007. The percentage of our total operating revenues represented by Mexico has decreased in recent periods (49.2% in 2005 and 46.6% in 2006) principally as a result of acquisitions outside Mexico. We expect Mexico to remain our principal geographic market in the near future but expect that our non-Mexican operations will continue to grow in importance.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 18.7% of our total operating revenues in 2007 and 19.7% of our total wireless subscribers at December 31, 2007. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian operations have experienced accelerated subscriber growth in recent years, and as a result Colombia has become our third largest market in terms of revenues and subscribers.

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2005		2006		2007
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	49.2	38.5	46.6	34.6	40.8	32.6
Brazil	16.8	20.0	16.9	19.1	18.7	19.7
Southern Cone(2)	7.0	9.5	8.5	10.6	8.7	11.3
Colombia	8.5	14.8	9.2	15.6	9.5	14.6
Andean Region(3)	4.4	6.5	5.3	7.2	5.2	8.1
Central America(4)	8.1	4.2	7.0	4.7	5.4	5.3
United States	6.0	6.6	6.1	6.3	5.0	6.2
Dominican Republic	—	—	0.4	1.7	3.5	1.7
Caribbean(5)	—	—			3.2	0.5
	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins, with Mexico, Ecuador, Central America and the Dominican Republic showing margins higher than our consolidated operating margin in 2007 and the remainder showing lower margins, or in the case of Chile, Paraguay and Uruguay, operating losses.

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

Our results of operations are also affected by changes in currency exchange rates. Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. The appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, whereas the depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded a foreign exchange gain of Ps. 2,463 million in 2007, Ps. 2,321 million in 2006 and Ps. 2,367 million in 2005. Changes in currency exchange rates also affect the fair value of financial instruments that we may use the manage our currency risk exposures and consequently our net income. Foreign exchange results have had and may continue to have an important effect on our net income.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. We translate the results of our non-Mexican operations to Mexican pesos by applying the period-end exchange rate to the inflation-adjusted local currency amounts. Accordingly, variations in exchange rates, particularly between the Mexican peso and the Brazilian real or the Colombian peso, between years affect the comparability of our results. Our non-Mexican subsidiaries and affiliates accounted for approximately 59.2% of our 2007 operating revenues, as compared to 53.4% in 2006.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been and will continue to be affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to the rates charged by operators for access to their networks in some of our markets, and we expect further decreases in interconnection rates in Mexico and Colombia in 2008. This has resulted in a decrease in our interconnection revenues. Through 2007, we have generally been able to fully offset the decrease in interconnection revenues with increased traffic resulting from lower effective prices to customers, but this may change. In Mexico, a “national” calling party pays regime was introduced in late 2006. We initially benefited from the implementation of this regime through increased interconnection revenues. However, we cannot provide assurances as to the long-term impact that this change may have on our results.

In addition, some jurisdictions are contemplating the possibility of imposing specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. Adverse determinations in any of these proceedings could result in specific dominant carrier regulations with respect to tariffs, quality of service and information. See “Legal Proceedings–Telcel–Cofeco” under Item 8.

Composition of Operating Revenues

Most of our operating revenues (85.5% in 2007) come from the sale of airtime and other services. Of our service revenues, the largest portion is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

Operating Revenues

Operating revenues increased by 28.2% in 2007 and by 23.6% in 2006. The Ps. 68,575 million increase in revenues in 2007 reflects principally increased traffic and subscriber growth. In addition, the increase in revenues during 2007 reflected the consolidation of our operations in the Dominican Republic and Puerto Rico in late 2006 and early 2007, respectively (which accounted for about Ps. 18,999 million (or 7.8%) of the increase) and the appreciation of many of our operating currencies, particularly the Colombian peso and the Brazilian real, against the Mexican peso (which accounted for about Ps. 1,855 million (or 0.8%) of the increase). Absent effects from acquisitions and exchange rate changes, our operating revenues during 2007 would have increased by 19.6%. We experienced subscriber growth in all of our markets during 2007. Our wireless subscriber base increased by 23.0% between December 31, 2006 and December 31, 2007 and by 33.7% between December 31, 2006 and December 31, 2005.

In 2007 and 2006, we lowered the effective price of our services in some of our markets. This contributed to our ability to attract new subscribers and to an increase in usage, but had an adverse impact on average revenues per subscriber in some of our markets. In addition, our average revenues per subscriber were affected during 2006 and 2007 by lower interconnection rates in some of our principal markets and by a higher portion of our total subscriber base being represented by prepaid subscribers, which generate on average lower revenues than postpaid subscribers.

Service revenues accounted for Ps. 63,605 million of the Ps. 68,575 million increase in operating revenues in 2007. This represents a 31.4% increase in service revenues between 2006 and 2007. In addition to increases in usage charges (by 26.9%) and long-distance charges (by 23.6%), our service revenue increase included a 46.4% increase in monthly subscription charges paid by postpaid customers and a 32.3% increase in revenue from value-added and other services. During 2007, monthly subscription charges represented 22.4% of our service revenues and revenues from value-added and other services represented 15.2% of our service revenues. The increase in monthly subscription charges reflects principally our ability to attract new postpaid customers with more advanced service offerings, as well as the consolidation of our Puerto Rico operations, which accounted for approximately one-fifth of the increase. The subscriber base of our Puerto Rican wireless operations is primarily comprised of postpaid customers.

The increase in operating revenues in 2007 includes a Ps. 4,970 million, or 12.3%, increase in equipment revenues reflecting subscriber growth. Equipment revenues as a percentage of total revenues decreased from 16.6% in 2006 to 14.5% in 2007, reflecting principally lower prices for handsets and an increase in service revenues at a faster rate than our sales of equipment, as well as the fact that due to our subscriber growth in recent years, new customers increasingly account for a lower portion of our subscriber base.

In 2006, our operating revenues increased by Ps. 46,367 million, or 23.6%, compared to 2005. This increase reflected principally subscriber growth and increased traffic.

The increase in operating revenues in 2006 includes a Ps. 3,495 million, or 9.5% increase in equipment revenues which reflected primarily subscriber growth and the migration of customers to GSM services. Subscribers need to purchase a new handset in order to migrate to GSM. Equipment revenues as a percentage of total revenues decreased from 18.7% in 2005 to 16.6% in 2006, reflecting principally a larger and increasing proportion of our equipment revenues represented by sales of SIM cards for GSM equipment, which have a lower price than handsets.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 42.5% of operating revenues in 2007, 46.7% of operating revenues in 2006 and 49.5% of operating revenues in 2005. Cost of services and equipment increased by 16.7% in 2007 and 16.4% in 2006. The decrease in cost of services and equipment relative to revenues in 2007 compared to 2006 reflects primarily a reduction in interconnection rates in some of our markets, including Mexico and Colombia, an improvement in efficiencies in our costs and expenses, principally in infrastructure costs, such as links and network maintenance costs, and lower equipment subsidies.

Although our subscriber growth rates have declined in recent years, we experienced significant subscriber growth during 2007 and 2006. This impacts our margins since we incur costs, such as equipment subsidies, activation commissions and marketing expenses, when we acquire new subscribers.

Cost of equipment was Ps. 69,980 million in 2007 and Ps. 64,711 million in 2006 and primarily represents the cost of handsets sold to subscribers. Equipment costs increased by 8.1% in 2007 and by 10.8% in 2006. Our cost of equipment significantly exceeded our equipment revenues by 35.3% during 2007 and 37.8% during 2006, since we subsidize the cost of equipment for new subscribers.

Cost of services increased by 28.0% in 2007, to Ps. 62,394 million. This increase in cost of services was greater than the growth in service revenues, which increased by 31.4% in 2007. Cost of services increased faster than our service revenues in 2007, primarily due to increased interconnection fees (principally for long distance charges) and infrastructure costs. During 2007, we began incurring maintenance costs for some of our new UMTS/HSDPA networks at a time where we had not yet or had just started offering 3G services. Cost of services increased by 24.9% in 2006 as compared to 2005, while service revenues increased by 26.8% during the same period. In 2006, cost of services increased more slowly than our service revenues because of increasing scale, cost control measures and higher usage of GSM services.

Commercial, administrative and general—Commercial, administrative and general expenses represented 17.1% of operating revenues in 2007 and 16.6% of operating revenues in 2006 and 20.1% of operating revenues in 2005. On an absolute basis, commercial administrative and general expenses increased by 31.7% in 2007 and 2.1% in 2006. The increase in commercial, administrative and general expenses in 2007 principally reflects higher advertising expenses as a results of the launch of our 3G services in many of our markets and the re-branding of some of our operations to the “Claro” brand. In addition, the consolidation of TELPRI accounted for Ps. 2,274 million of the increase between 2006 and 2007.

Effective in 2007, in accordance with new rules of Mexican FRS, we report our employee profit sharing obligations under commercial, administrative and general. This reclassification has been retroactively applied to all periods presented in this annual report. Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Porta (our Ecuadorian subsidiary) is also required to pay employee profit sharing, at a rate of 15% of Porta’s taxable income.

Depreciation and amortization—Depreciation and amortization increased by 45.0% in 2007 and by 22.6% in 2006. As a percentage of revenues, depreciation and amortization increased from 11.6% in 2006 to 13.1% in 2007. The increases in depreciation and amortization in 2007 and 2006 reflect the substantial investments made in our networks, particularly in connection with the launch and expansion of GSM services in many of our markets and the integration of our recently acquired Caribbean operations. In 2007, we also experienced an increase in depreciation and amortization as a result of the shortening of useful lives and faster depreciation of TDMA and GSM equipment in certain markets, particularly in Colombia and Brazil, due to expected migration of customers to third generation technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million.

Operating Income

Operating income increased by 39.6% in 2007 and 66.3% in 2006. With the exception of Chile, Uruguay and Paraguay, all of our subsidiaries reported operating income in 2007. In 2006, all of our subsidiaries other than Telecom Americas reported operating income.

Operating margin (operating income as a percentage of operating revenues) was 27.3% in 2007, 25.1% in 2006 and 18.7% in 2005. The improvement in our operating margin during 2006 and 2007 reflects principally an improvement in margins on our wireless activities across our geographic segments, particularly in Argentina, Brazil, Colombia and Mexico, where revenues are increasing at a faster rate than costs as a result of our increased scale in those markets.

Comprehensive Financing (Income) Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss, gain or loss attributable to the effects of inflation on monetary assets and liabilities, and other financing costs.

We had comprehensive financing cost of Ps. (387) million in 2007, as compared to comprehensive financing cost of Ps. (28) million in 2006 and Ps. (2,790) million in 2005. The increase in comprehensive financing cost between 2007 and 2006 reflects principally an increase in other financing costs, net of Ps. 1,744 million, which more than offset an increase in net monetary gain of Ps. 1,190 million. Our net interest expense and foreign exchange gains remained relatively stable between 2006 and 2007. The increase in other financing costs, net includes losses on the value in our investment in U.S. Commercial Corp., which amounted to Ps. 1,363 million 2007 and Ps. 1,375 million in 2006. (In December 2007, we donated our 19.7% interest in U.S. Commercial Corp. to Fundación Carso, S.A. de C.V. See “Related Party Transactions—Transactions with Other Affiliates” under Item 7.) The decrease in our comprehensive financing cost between 2006 and 2005 reflects principally a decrease in net other financing costs of Ps. 2,287 million, a decrease in net interest expense of Ps. 729 million and a decrease in foreign exchange gain of Ps. 46 million. These factors more than offset a decrease in net monetary gain of Ps. 200 million.

For 2007 and 2006, changes in the components of comprehensive financing cost were as follows:

•

In 2007, we had a decrease in net interest expense of Ps. 52 million (not including change in fair value or costs of our financial derivative instruments). The decrease was primarily attributable to a change in Mexican FRS that effective 2007 requires the capitalization of interest and other financing costs relating to debt incurred to finance capital expenditures. In 2006, we had a decrease in net interest expense of Ps. 729 million (not including changes in fair value or costs of our financial derivative instruments). The decrease was primarily related to a decline in the average cost of our indebtedness and higher interest income resulting from an increase in our average cash balance.

•

We had a foreign exchange gain, net of Ps. 2,463 million in 2007, as compared to a gain of Ps. 2,321 million in 2006 and Ps. 2,367 million in 2005. The foreign exchange gain in 2007 was primarily attributable to currency appreciation of the Mexican peso against the U.S. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar. Our foreign exchange results are determined on the basis of the exchange exposures faced by our different operating currencies against the U.S. dollar and the Mexican peso, and not just on the basis of changes between the Mexican peso and the U.S. dollar.

•

Since 2002, our average monetary liabilities have exceeded our average monetary assets, resulting in net gains from monetary position. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006 and Ps. 4,056 million in 2005. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness. In 2008, we do not expect to record monetary gains or loss following the cessation of inflation accounting under Mexican FRS. See “—Inflation Accounting” in this Item 5.

•

We reported a net other financing cost of Ps. 3,153 million in 2007, Ps. 1,409 million in 2006 and Ps. 3,696 million in 2005. Net other financing costs include valuation of financial instruments, commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. following its delisting (Ps. 1,363 million) and fair value losses on our derivative instruments. Our net financing costs in 2006 were principally attributable to losses of Ps. 1,375 million on the value of our investment in U.S. Commercial Corp.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 27.7%, 27.7% and 1.0% for 2007, 2006 and 2005, respectively. The increase in our effective tax rate in 2007 principally reflects an increase in operating income, as well as our general use in full of non-operating losses previously generated by non-Mexican operations. The increase in our effective tax rate in 2006 principally reflects an increase in operating income, as well as the absence of tax losses in 2006 as compared to 2005. The decrease in our effective tax rate in 2005 principally reflects lower provisions as a result of significant tax losses recognized in Mexico arising from an internal corporate reorganization undertaken during the fourth quarter of 2005. As part of this reorganization, AM Latin America LLC, a Delaware limited liability company through which we held our interests in the non-Mexican operations, sold its interests in our non-Mexican operations to other subsidiaries generally located in our different geographic markets. The one-time capital loss recorded in connection with this reorganization resulted in a reduction of Ps. 10,913 million to our income tax expense during 2005. See Note 19(a) to our audited consolidated financial statements included in this annual report. The statutory rate of Mexican corporate income tax was 28% in 2007, 29% in 2006 and 30% in 2005. The Mexican corporate income tax rate is scheduled to remain at 28% in 2008.

On January 1, 2008, a new flat rate business tax (“Impuesto Empresarial a Tasa Única” or “IETU”) was introduced into Mexican legislation. IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. There are transitional provisions which provide that the rate for fiscal years 2008 and 2009 will be 16.5% and 17% respectively. Thereafter, the rate will be 17.5%.

Other Income (Expense), Net

In 2007, we recorded other expense net of Ps. 3,713 million, compared to other income net of Ps. 484 million in 2006 and other expense net of Ps. 442 million in 2005. The expense in 2007 reflects principally our decision to discontinue the use of certain TDMA equipment in Colombia and Ecuador. The income in 2006 reflects principally a gain recorded in connection with the modification of Telcel’s 800 megahertz concession for Region 9. See Note 9.1 to our audited consolidated financial statements.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in net gains of Ps. 58 million in 2007 and Ps. 38 million in 2006 and losses of Ps. 46 million in 2005. The net gains in 2007 and 2006 reflect principally our share of the net gains reported by Telvista. The net losses in 2005 reflect principally our share of the net losses reported by Telvista.

Net Income

We had net income of Ps. 58,588 million in 2007, Ps. 44,422 million in 2006 and Ps. 33,053 million in 2005. The increase in net income in 2007 principally reflected our increased operating income, which was partially offset by an increase in our income tax expense. The increase in net income in 2006 reflects principally the increase in operating income. The increase in net income in 2005 principally reflects the increase in operating income and the decrease in income tax expense.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. We restate the financial statements of our foreign subsidiaries for inflationary effects using restatement factors of the relevant country and then convert foreign currency amounts into Mexican pesos, using, for items from the statement of operations, the exchange rate between the Mexican peso and the local currency at the end of the applicable year. Accordingly, changes in the rates of inflation in our markets and exchange rate changes between the Mexican peso and those currencies could significantly affect reported results in Mexican pesos and the comparability of reported results with those of prior years. Financial statements for 2005 and 2006 are restated at constant pesos as of December 31, 2007 based on the annual rate of inflation in Mexico. The data reported for the year ended December 31, 2006 was restated in constant pesos as of December 31, 2007 by applying a factor of 1.0375.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2005	% Change	2006	% Change	2007	% Change
Guatemalan quetzal	1.4092	(3.0)%	1.4324	1.6%	1.4239	(0.6)%
U.S. dollar(1)	10.7109	(4.9)	10.881	1.5	10.8662	(0.1)
Brazilian real	4.5759	7.8	5.0893	11.2	6.1345	20.5
Colombian peso	0.0047	(0.0)	0.0049	4.2	0.0054	10.2
Argentine peso	3.5326	(6.6)	3.5535	0.5	3.4506	(2.9)
Dominican peso	—	—	0.322	—	0.316	(1.9)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador.

Note 20 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2005	% Change	2006	% Change	2007	% Change
Wireless
Mexico	35,914	24.5%	43,190	20.3%	50,011	15.8%
Brazil	18,659	36.6	23,881	28.0	30,228	26.6
Southern Cone(2)	8,851	146.8	13,247	49.7	17,290	30.5
Colombia	13,775	136.9	19,521	41.7	22,335	14.4
Andean Region(3)	6,050	160.1	9,026	49.2	12,391	37.3
Central America(4)	3,946	59.5	5,875	48.9	8,157	38.8
Dominican Republic(5)	—	—	2,140	—	2,682	25.3
Caribbean(6)	—	—	—	—	814	—
United States	6,134	39.6	7,897	28.7	9,514	20.5

Total wireless	93,329	53.7	124,777	33.7	153,422	23.0

Fixed
Central America(7)	1,996	5.2	2,097	5.1	2,197	4.8
Dominican Republic(5)	—	—	734	—	748	1.9
Caribbean(6)	—	—	—	—	920	—
Total Fixed	1,996	18.2	2,831	41.8	3,866	36.5

Total Lines	95,325	51.3	127,608	33.9	157,287	23.3

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay. We began consolidating our Chilean and Paraguayan operations in 2005.
(3)	Includes Ecuador and Peru . We began consolidating our Peruvian operations in 2005.
(4)	Includes El Salvador, Guatemala, Honduras and Nicaragua.
(5)	We began consolidating our Dominican operations in 2006.
(5)	Includes Puerto Rico and Jamaica. We began consolidating our Puerto Rican and Jamaican operations in 2007.
(6)	Includes El Salvador, Guatemala and Nicaragua.

Mexico

Telcel’s operating revenues increased by 12.1% in 2007 and by 17.14% in 2006, benefiting from subscriber growth and increases in traffic and (during 2006) in interconnection revenues. We believe that the increase in traffic and interconnection revenues during 2006 resulted primarily from the implementation of the national “calling party pays” system in Mexico. The increase in revenues during both years also reflect growth in the sale of value-added services. The number of Telcel subscribers increased by 15.8% between December 31, 2007 and 2006, compared to an increase of approximately 20.3% between December 31, 2006 and 2005.

We experienced increases in average MOUs per subscriber of approximately 26.5% in 2007 and approximately 10% in 2006. ARPUs decreased in 2006 and 2007 by approximately 5.0%. During both years, particularly in 2007, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. In addition, in 2007 and 2006, our ARPUs were negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs for calls between fixed and mobile phones became effective in Mexico as of January 2005. The reduction was of 10% in 2005, increasing to 19% in 2006 and 27% in 2007, in each case as compared to 2004 rates. See “Information on the Company—Mexican Operations—Regulation—Interconnection” under Item 4. Telcel has typically received more revenue from such fees than it has had to pay to fixed line operators for interconnection services. Telcel’s churn rate increased from approximately 3.1% in 2005 to 3.2% in 2006 and 3.4% in 2007.

Operating income increased by 19% in 2007, and by 35% in 2006. Our operating margin was 46.6% in 2007 and 43.9% in 2006. While operating revenues increased by 12.1% in 2007, our operating costs and expenses increased by 6.8% in 2007. In 2007, we were able to increase our subscriber base and traffic without significantly increasing (on a proportional basis) our subscriber acquisition and publicity costs. Finally, Telcel’s depreciation and amortization expenses have decreased slightly as a percentage of its operating revenues, from 6.7% in 2006 to 6.3 in 2007.

For Mexico, the financial information set forth in Note 20 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above is based solely on our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Telecom Americas’ operating revenues increased by 42.0% in 2007 and 24.4% in 2006. The increase in operating revenue in 2007 and 2006 was primarily attributable to increased traffic and subscriber growth. In addition, the relative appreciation of the Brazilian real against the Mexican peso in 2007 compared to 2006 and in 2006 compared to 2005 contributed to the increase in operating revenues in both years, particularly in 2007 when the Brazilian real appreciated against the Mexican peso by approximately 13%. In 2007, more than a one fourth (or 12.7% of the 42.0%) increase was due to currency effects. The increase in revenues during 2006 also reflects a change in the methodology required in Brazil for the recognition of interconnection fees from “bill and keep” to “full bill”. Under the new methodology, we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system. Had Telecom Americas accounted for interconnection fees on a consistent basis during both 2006 and 2005, operating revenues in 2006 would have increased by 17.7%. The number of Telecom Americas’ subscribers increased by 6.3 million subscribers from December 31, 2006 to December 31, 2007, to approximately 30.2 million subscribers. In 2006, the number of Telecom Americas subscribers increased by 5.2 million subscribers, to approximately 23.9 million subscribers as of December 31, 2006.

During 2007, average MOUs per subscriber increased by 10% and ARPUs increased by 17.6%, as compared to 2006. The increase in average MOUs during 2007 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions. This effect was partially offset by an increase in the portion of our subscriber base represented by prepaid customers, who generally record less minutes of use than postpaid subscribers. The increase in ARPUs during 2007 was primarily attributable to increased traffic and the effect of the appreciation of the Brazilian real against the Mexican peso. Our churn rate was 2.0% in 2007 and 2.8% in 2006.

Telecom Americas reported an operating income of Ps. 608 million in 2007, as compared to a Ps. 4,316 million operating loss in 2006. The operating income in 2007 and the decline in operating losses in Brazil during 2006 as compared to 2005 (54.4%) reflect primarily an improvement in our cost management, in particular with respect to interconnection and collection costs and improvement in the efficiency of our billing efforts. Operating income in 2007 also reflects an increase in depreciation expense of Ps. 2,740 million attributable to the revaluation of the value of certain TDMA assets due to the shortening of their useful lives. Had Telecom Americas not taken this charge, operating margin in 2007 would have increased from Ps. 608 million to Ps. 3,348 million. In addition, our operating margin in Brazil (1.04% in 2007 and (-10.5)% in 2006) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant expenses incurred to deploy networks in the country. Depreciation and amortization expenses represented 23.9% of our operating revenues in Brazil during 2007 and 2006.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 32.2% in 2007 and 50.5% in 2006. The increase in 2007 was attributable primarily to subscriber growth. In 2007, the number of subscribers in the Southern Cone increased by 4.0 million subscribers, to approximately 17.3 million subscribers as of December 31, 2007. Average MOUs per subscriber decreased by 5.2% in 2007 compared to 2006, while ARPUs decreased by 3.8% during the same period, and we experienced an increase in our churn rate, from 1.9% in 2006 to 2.5% in 2007. The decline in MOUs and ARPUs in 2007 principally reflected subscriber growth. New subscribers in Argentina, Paraguay and Uruguay generally generate lower average revenues than existing subscribers as a result of higher airtime subsidies and lower usage. In addition, ARPUs in both years were negatively affected by an increase in the share of total traffic represented by data services, such as SMS messaging, which on average generate lower revenues per minute of use than voice services.

We reported operating income of Ps. 2,691 million in 2007 in our operations in the Southern Cone, as compared to operating income in 2006 of Ps. 1,355 million. This reflected principally both the increased scale of our business in Argentina and lower acquisition costs per subscriber, principally lower average handset acquisition costs.

Colombia

Our operating revenues in Colombia increased by 33.1% in 2007 and by 32.4% in 2006. The increase in operating revenues in 2007 and 2006 was attributable principally to subscriber growth, increased traffic and the appreciation of the Colombian peso against the Mexican peso. The Colombian peso appreciated 12.7% against the Mexican peso in 2007, and currency appreciation accounted for approximately 40% (or 14% of the 33.1%) of the increase in revenues during 2007. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2007, the number of subscribers in Colombia increased by 14.4% to approximately 22.3 million as of December 31, 2007. In 2006, the number of subscribers in Colombia increased by 41.7%, to approximately 19.5 million. We experienced an increase in average MOUs per subscriber of 6.1% in 2007 and a decrease by 7.6% in 2006, while ARPUs increased by approximately 12.9% in 2007 and decreased by approximately 25.6% in 2006. The increase in ARPUs during 2007 reflected principally the appreciation of the Colombian peso against both the U.S. dollar and the Mexican peso. A substantial majority of our subscriber growth in Colombia in recent years was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate in Colombia increased from 1.7% in 2006 to 2.3% in 2007.

Our operating income in Colombia increased by 59.8% in 2007 and more than tripled in 2006. Our operating margin was 25.7% in 2007 and 21.4% in 2006. The increase in operating margin during 2007 resulted principally from a combination of factors, including the increased scale of our business in Colombia, a reduction in subscriber acquisition costs, the effects of currency appreciation and the decrease in interconnection tariffs. In Colombia, we generate more traffic to other operators than we receive from them. Operating income in 2007 also reflects an increase in depreciation expense of Ps. 3,296 million attributable to the revaluation of the value of certain GSM assets due to the shortening of their useful lives.

Andean Region—Ecuador and Peru

Our operating revenues in Ecuador and Peru increased by 26.0% in 2007 and by 47.3% in 2006. The increase in operating revenues in 2007 and 2006 was attributable principally to subscriber growth and increased traffic. In 2007, the number of subscribers in the Andean Region increased by 37.3% to approximately 12.4 million as of December 31, 2007. In 2006, the number of subscribers in the Andean Region increased by 49.2% to approximately 9.0 million as of December 31, 2006. Our average MOUs per subscriber increased 7.8%

in 2007 and remained flat in 2006, while our ARPUs decreased by approximately 12.2% in 2007 and by approximately 21.1% in 2006. The decline in ARPUs during 2007 and 2006 reflected principally subscriber growth. Our churn rate in the Andean Region remained at 3.0% in 2006 and 2007.

Our operating income in the Andean Region increased by 32.4% in 2007. Our operating margin was 23.0% in 2007 and 21.9% in 2006. The increase in operating margin during 2007 resulted principally from a combination of factors, including lower expenses and lower handset acquisition costs.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua decreased by 1.2% in 2007 and increased by 7.6% in 2006. The decrease reflected principally a decrease in international and domestic fixed line traffic and long distance revenues and a significant decrease in prices for wireless services as a result of increased competition. In 2007, the number of wireless subscribers in Central America increased by 38.8%, to approximately 8.2 million as of December 31, 2007, and the number of fixed line subscribers remained at approximately 2.2 million as of December 31, 2007 and December 31, 2006. For the year ended December 31, 2007, wireless services accounted for approximately 50.2% of our operating revenues in Central America, and fixed-line and other services for approximately 49.8%, as compared to 41.7% and 58.3%, respectively, in 2006.

During 2007, we experienced a 7.3% decline in average MOUs and a 18.5% decline in ARPUs, as compared to 2006. These declines primarily reflected increased competition for wireless customers in the region.

Our operating income in Central America decreased in 2007, to Ps. 4,698 million from Ps. 5,106 million in 2006, and decreased by 8.0% in 2006. Operating margin for this segment was 27.7% in 2007 and 29.8% in 2006. The decrease in operating income and margin in 2007 reflected principally lower revenues and increased subscriber acquisition costs, particularly in equipment subsidies and advertising costs. The decrease in operating income and margin in 2006 reflected principally increased maintenance costs in El Salvador and Guatemala in connection with damage and losses caused by hurricanes in the region and plant theft and increased advertising costs as a result of promotions to reinforce our “Claro” brand for wireless services in the region.

United States

TracFone’s operating revenues increased by 5.8% in 2007 and 24.6% in 2006. The increase in operating revenues in 2007 was attributable principally to subscriber growth and increased traffic. In 2007, the number of TracFone subscribers increased by 20.5%, to approximately 9.5 million as of December 31, 2007, and in 2006, the number of TracFone subscribers increased by 28.7%, to approximately 7.9 million as of December 31, 2006. Although average MOUs per subscriber increased in 2007 as compared to 2006 (by 9.1%) and in 2006 as compared to 2005 (by 4.7%), ARPUs declined by approximately 10.7% in 2007 compared to 2006 and by 10.1% in 2006 as compared to 2005. The decline in ARPUs in 2007 and 2006 was primarily attributable to the increasing portion of TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate decreased from 5.3% in 2006 to 4.6% in 2007.

TracFone’s operating income was Ps. 1,503 million in 2007 and Ps. 758 million in 2006. TracFone’s operating margin increased from 5.1% in 2006 to 9.6% in 2007. The increase in operating margin principally reflected lower handset acquisition costs, as well as an increase in revenues in proportion to service, operation and commercial costs.

Caribbean

Dominican Republic

Operating revenues in the Dominican Republic were Ps. 10,990 million for the year ended December 31, 2007, of which Ps. 4,255 million (38.7%) corresponded to wireless services and Ps. 6,735 million (61.3%) corresponded to fixed line services. During 2007, operating income in the Dominican Republic was Ps. 3,946 million, representing a 35.9% operating margin.

Puerto Rico and Jamaica

Since consolidation, operating revenues in Puerto Rico were Ps. 9,766 million for 2007, of which Ps. 3,057 million (31.3%) corresponded to wireless services and Ps. 6,709 million (68.7%) corresponded to fixed line services. During 2007, operating income in Puerto Rico was Ps. 1,974 million, representing a 20.2% operating margin.

Since consolidation, for 2007 operating revenues in Jamaica were Ps. 14 million and operating loss was Ps. 16 million.

We began consolidating the results of our Puerto Rican operations in April 2007. We purchased Oceanic in November 2007, and we started consolidating our Jamaican operations in December 2007.

Liquidity and Capital Resources

Principal Uses of Operating Cash

We use the cash that we generate from our operations primarily for the following purposes (figures in the following paragraphs are in nominal amounts):

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2007 and 2006, we invested approximately Ps. 34,622 million and Ps. 33,684 million, respectively, in plant, property and equipment. We have budgeted capital expenditures for 2008 to be approximately U.S.$4.0 billion. See “Capital Expenditures” under Item 4.

•

During 2007 and 2006, we spent approximately Ps. 25,258 million (principally for the acquisition of TELPRI) and Ps. 24,165 million (principally for the acquisition of Codetel), respectively, in order to acquire new companies and licenses and increase our interests in some of our subsidiaries. During 2008, we expect to spend approximately U.S.$1.2 billion to acquire or renew licenses, principally U.S.$845 million to acquire additional spectrum in Brazil, U.S.$289 million to renew our concession in Ecuador, U.S.$86 million to acquire a license in Panama and U.S.$31 million to acquire a license in Puerto Rico. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	We must pay interest on our indebtedness and repay principal when due.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, and/or repurchase our own shares from time to time. We paid Ps. 41,298 million in dividends in 2007 and Ps. 4,164 million in dividends in 2006, and our shareholders have approved the payment of a Ps. 0.26 dividend per share in July 2008. Dividends for 2007 include an extraordinary dividend of Ps. 1.0 per share paid in November 2007, for a total of Ps. 35,023 million. We also spent (including commissions and value-added taxes) Ps. 12,717 million repurchasing our own shares in the open market in 2007 and Ps. 6,528 million in 2006. In 2006, we also reduced our share capital by approximately 603 million L Shares, in respect of the Ps. 13,746 in net indebtedness that we assumed as part of the merger with Amtel. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2008.

The following table summarizes certain contractual liabilities as of December 31, 2007. Our purchase obligations and approximately 57.2% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(millions of constant pesos as of December 31, 2007)
Contractual obligations as of December 31, 2007:
Equipment leases	Ps.	4,557	Ps.	3,976	Ps.	581		—		—
Real estate leases		13,929		3,235		4,985	Ps.	3,384	Ps.	2,325
Long-term debt		84,800				24,567		6,925		53,308
Short-term debt		19,952		19,952		—		—		—
Purchase obligations(1)		13,601		13,601		—		—		—

Total	Ps.	136,839	Ps.	40,764	Ps.	30,133	Ps.	10,309	Ps.	55,633

(1)	See discussion below.

The table above includes U.S.$845 million payable in 2008 for the acquisition of additional spectrum in Brazil. In addition, during 2008, we expect to pay U.S.$289 million to renew our concession in Ecuador, U.S.$86 million to acquire a license in Panama and U.S.$31 million to acquire a license in Puerto Rico. Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2007. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

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

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this Item 5 under “Overview—Effects of Recent Acquisitions” for more information about these transactions.

Capital Resources

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 100,580 million in 2007 and Ps. 75,087 million in 2006.

In addition to funds generated from operations, we have used new borrowings to fund acquisitions and capital expenditures and refinance debt. We have traditionally relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets.

We believe that our working capital is sufficient for our present requirements.

Outstanding Indebtedness

As of December 31, 2007, our total consolidated indebtedness was Ps. 104,752 million. This compares to a total consolidated indebtedness of Ps. 115,251 million as of December 31, 2006.

Our cash and cash equivalents amounted to Ps. 11,972 million at December 31, 2007. This compares to cash and cash equivalents of Ps. 42,958 million as of December 31, 2006.

Without taking into account the effects of hedging instruments that we use to manage our interest rate and currency risk liabilities, approximately 69.3% of our indebtedness at December 31, 2007 was denominated in currencies other than Mexican pesos (approximately 57.2% in U.S. dollars and 12.1% in other currencies, principally in Colombian and Chilean pesos), and approximately 32.2% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2007, Ps. 19,953 million (or 19.1%) was classified as short-term.

Our net debt (total debt minus cash and cash equivalents) at December 31, 2007 increased by 28.3% as compared to December 31, 2006. Net debt at December 31, 2007 increased to Ps. 92,780 million as compared to Ps. 72,293 million at December 31, 2006. This increase reflects, among other things, the acquisition of TELPRI in March 2007 and the payment of an extraordinary dividend in November 2007.

Since 2004, we have relied on the international debt markets as a principal source of financing, and in September 2006, we established a shelf registration for debt securities with the SEC. We have issued U.S.$4.6 billion in dollar-denominated senior notes (of which U.S.$300 million matured in 2007) and Ps. 13,000 million in peso-denominated senior notes in the international debt markets. As a result of these offerings, we have been able to extend the average life of our indebtedness at attractive rates. As of the date of this annual report, our dollar-denominated senior notes are rated A3 (positive outlook) by Moody’s Investors Service, BBB+(positive outlook) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2007 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 6.94%.

Our major categories of indebtedness at December 31, 2007 are as follows:

•

U.S. dollar-denominated senior notes. At December 31, 2007, we had approximately U.S.$4,293 billion (Ps. 46,649 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2007:

•	U.S.$500 million (Ps. 5,433 million) senior notes due 2008, bearing interest at a floating rate of LIBOR plus 0.10%;

•	U.S.$495 million (Ps. 5,379 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;

•	U.S.$798 million (Ps. 8,671 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$500 million (Ps. 5,433 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$600 million (Ps. 6,520 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$1,000 billion (Ps. 10,866 million) senior notes due 2035, bearing interest at a fixed rate of 6 3/8%; and

•	U.S.$400 million (Ps. 4,347 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican- peso denominated senior notes. At December 31, 2007, we had approximately Ps. 13,000 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2007, we had Ps. 10,500 million in domestic senior notes that were sold in the Mexican capital markets. These domestic senior notes were issued by us between 2002 and 2007, and have varying maturities, ranging from 2008 through 2018. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007 we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012.

•	On November 1, 2007 we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010.

•	On November 1, 2007 we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017.

•	On March 7, 2008 we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018.

•

Mexican peso-denominated commercial paper. At December 31, 2007, we had Ps. 3,000 million in commercial paper that was sold in the Mexican capital markets. These notes bear interest at fixed rates ranging from 7.04% to 7.88%.

•

Bank loans. At December 31, 2007, we had approximately Ps. 13,235 million outstanding under a number of bank facilities bearing interest principally at variable rates based on TIIE or LIBOR. Of that amount, Ps. 8,150 million were obtained under a U.S.$2 billion revolving syndicated facility that matures in April 2011. Loans under the facility bear interest at LIBOR plus a spread. The facility limits our ability to incur on secured debt and pledge assets, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, or to sell substantially all of our assets or control of Telcel. In addition, the facility require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5. The loan is subject to acceleration if there is a change of control.

•

Sale and leasebacks. During 2003 and 2004, Telcel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2007, lease payment obligations under these contracts amounted to Ps. 3,534 million. Payments are due on a monthly basis through 2008 and bear interest at a variable rate based on TIIE plus a spread. In addition, in 2004 and 2005, Conecel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2007, lease payment obligations under the contract amounted to U.S.$62.42 million (Ps. 678 million). Payments are due on a monthly basis through 2008 and bear interest at LIBOR plus a spread. Our Nicaraguan and Honduran subsidiaries have also entered into sale and lease back transactions with respect to portions of their telephone plants.

•

Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2007, the aggregate principal amount outstanding under these notes was Ps. 4,854 million.

All of the notes issued by América Móvil in the international and Mexican capital markets and amounts due under our U.S.$2 billion revolving syndicated loan facility are guaranteed by Telcel.

At December 31, 2007, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness of approximately Ps. 3,534 million (U.S.$325 million), excluding debt owed to us or our other subsidiaries and guarantees of parent company and subsidiary indebtedness. As of that same date, Telcel had unsecured obligations under guarantees of parent company and subsidiary indebtedness of approximately Ps. 84,154 million (U.S.$ 7,745 million). In addition, at December 31, 2007, our operating subsidiaries other than Telcel had indebtedness of Ps. 14,612 million (U.S.$ 1,345 million).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments as an economic hedge to adjust our exposures. We have also used derivative instruments from time to time to seek to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2007, after taking into account derivative transactions, approximately 27% of our total debt was denominated in U.S. dollars and approximately 39% was subject to floating rates.

As of December 31, 2007, we had entered into U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$1,350 million of our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos. In addition, we had entered into U.S. dollar-Mexican peso forwards for a total of U.S.$1,650 million to hedge our exposure to our U.S. dollar denominated debt.

As of December 31, 2007, we had entered into a Mexican peso-U.S. dollar cross currency and interest rate swap in respect of Ps.1,000 million of our total Mexican peso at a variable rate denominated debt. Under this swap we replaced our obligation to make payment in Mexican pesos at a variable rate with an obligation to make payment in U.S. dollars at a variable rate.

A portion of our peso-denominated indebtedness bears interest at floating rates. We have entered into interest rate coverage transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest on a floating rate, on a notional amount in Mexican pesos. As of December 31, 2007, the aggregate notional amount of domestic interest rate swaps was Ps. 1,000 million.

The aggregate effect of all of our derivative instruments during 2007 was a gain of Ps. 23.9 million reflected as other financing costs, net of comprehensive financing income (cost) in our financial statements.

As of December 31, 2007, the fair value of our derivative instruments was Ps. 288 million.

Off-Balance Sheet Arrangements

As of December 31, 2007, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 55,419 million in 2007, Ps. 40,639 million in 2006 and Ps. 33,028 million in 2005. Compared to Mexican FRS, net income under U.S. GAAP was approximately 5.4% lower in 2007 and 8.5% lower in 2006.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant differences in their effect on 2007 net income related to the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation, and the depreciation of previously capitalized interest under U.S. GAAP. Under Mexican FRS, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restate its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restate nonmonetary assets based on the Mexican National Consumer Price Index. During 2007, restatement based on the Mexican National Consumer Price Index would have resulted in a higher carrying value for our plant and equipment and higher depreciation expenses, and the corresponding U.S. GAAP reconciliation adjustments resulted in decreases in our net income and increases in our stockholders’ equity under U.S. GAAP as compared to Mexican FRS. Through 2006, we expensed net financing costs on assets under construction under Mexican FRS, whereas for U.S. GAAP purposes, these costs were capitalized in property plant and equipment and depreciated over the lives of the related assets. This difference has resulted in significant reconciliation adjustments between our Mexican FRS and U.S. GAAP results. Starting in 2007, Mexican FRS provides for the capitalization of net financing costs on assets under construction, similar to U.S. GAAP. The remaining difference between the two accounting principles is that under Mexican FRS all financing costs (including monetary gains directly associated with borrowings in local currency and foreign currency exchange gains (or losses) in the case of borrowings in foreign currency) can be capitalized, whereas U.S. GAAP permits capitalization solely of interest expense. Other differences that had a significant effect on 2007 net income relate to the recording of deferred income taxes and employee profit sharing, the presentation of non-controlling interests, the difference in amortization expenses resulting from diverging methods for the capitalization of certain license payments made in 2006 and the effect of inflation accounting on U.S. GAAP adjustments. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 22 to our audited consolidated financial statements.

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

Purchase accounting—purchase price allocation

During 2007, 2006 and 2005, we made a number of acquisitions applying the acquisition method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of property and equipment, trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2007 to Ps. 31,163 million, or 13.8% of our operating costs and expenses. See Note 8 to our audited consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. For example, during 2007, we shortened the useful life of TDMA and GSM equipment, particularly in Colombia and Brazil, to reflect the expected migration of customers to newer technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million. See Note 8 to our audited consolidated financial statements.

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

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods. We reverse in the current year deferred tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax-loss year. If we estimate that timing differences of a current year will be reversed in a later tax-loss year, we do not record deferred tax assets and liabilities for those timing differences. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income. As of December 31, 2007, we had a valuation allowance covering approximately 83.4% of our deferred tax assets of Ps. 21,960 million.

Provisions

Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by our management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of our financial statements, including the opinion of external experts, such as legal advisors or consultants. Provisions are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectibility of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls where made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls where made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Changes in Mexican FRS

Note 2(zz) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2007. Some of these pronouncements have already been fully implemented in the financial statements included in this annual report. Others will require us to change our financial presentation in 2008 in ways that we expect to have a material effect on our results of operations and our balance sheet. In particular, the cessation of inflation accounting, as described above, will also entail changes in accounting for foreign currency translation and for employee benefit obligations.

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

Our bylaws provide for the Board of Directors to consist of between five and 21 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and an alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores, or the “Mexican Securities Market Law”), shareholders are required to make a determination as to the independence of our directors, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Law, at least 25% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors and the Executive Committee and the President of the Audit Committee, as well as of the Compensation and Investments Committees were elected or ratified at a shareholders’ meeting held in April 29, 2008, with ten directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the current members of the Board, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Patrick Slim Domit Chairman and Member of the Executive Committee	Born: First elected: Term expires: Other directorships:	1969 2004 2009 Director of Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Telmex and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1966 2000 2009 Chief Executive Officer of América Móvil
	Other directorships:	Director of Carso Global Telecom and Grupo Carso, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Director	Born: First elected: Term expires: Principal occupation:	1950 2000 2009 Vice-chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V.
	Other directorships:	Co-Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Telmex and Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri Director and Chairman of the Audit Committee	Born: First elected: Term expires: Principal occupation: Other directorships:

1960

2000

2009

Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

Director of Telmex and Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

María Asunción Aramburuzabala Larregui Director	Born: First elected: Term expires: Principal occupation: Other directorships: Business experience:

1963

2000

2009

Chief Executive Officer of Tresalia Capital

Director of Grupo Modelo, S.A.B. de C.V., Grupo Televisa, S.A.,Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks

President of Tresalia Capital

Carlos Bremer Gutiérrez Director and Member of the Audit Committee	Born: First elected: Term expires: Other directorships: Business experience:	1960 2004 2009 Director of Grupo Financiero Value, S.A. de C.V. Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Rayford Wilkins Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1951 2005 2009 Group President AT&T
	Other directorships:	Various positions in the wireless industry at SBC Group

John Stephens Director	Born: First elected: Term expires: Principal occupation:	1959 2005 2009 Senior Vice President and Controller AT&T

Ernesto Vega Velasco Director	Born: First elected: Term expires: Principal occupation:	1937 2007 2009 In retirement. Member of the board of directors and audit, planning and finance and evaluation and compensation committees of certain companies
	Other directorships:	Chairman of the Board of Directors of Wal-Mart de México, S.A.B. de C.V. and director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and alternate director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Since 1971, various positions in the Desc group, where he was eventually appointed Corporate Vice-president

Santiago Cosío Pando Director	Born: First elected: Term expires:	1973 2008 2009
	Principal occupation:	President of Grupo Pando, S.A. de C.V.
	Other directorships:	None
	Business experience:	Various positions in Grupo Pando, S.A. de C.V., Positions in San Luis Corporación, Grupo Condumex, Sanborns, Sears, Grupo Financiero Inbursa, S.A. de C.V. and Actinver

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo Director and Member of the Compensation Committee	Born: First elected: Term expires: Principal occupation:	1967 2007 2009 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Corporación Scribe, S.A.P.I. de C.V. Alternate Director of Kimberly Clark de Mexico, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz Director and Member of the Audit Committee and the Compensation Committee	Born: First elected: Term expires: Other directorships:	1930 2000 2009 Director of Grupo Financiero Inbursa, S.A. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

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

•

discuss with the auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and based on such discussions, recommend their approval to the Board of Directors;

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

External Auditor

Our external auditor is Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. Pursuant to our bylaws, the external auditor is required to issue a report in connection with our financial statements. The external auditor may be called to participate in meetings of our Board of Directors and may be in attendance at our shareholders’ meetings. However, the external auditor shall have no vote and shall not engage in any discussion which may affect his independent status or may create a conflict of interest. The external auditor is responsible for the preparation of the audit report (dictamen) of our financial statements. The auditing firm is selected by the Board of Directors based on the opinion of the Audit Committee.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee) and senior management in 2007 was approximately Ps. 3.5 million and Ps. 28.8 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership

According to beneficial ownership reports filed with the SEC on May 4, 2007, Carlos Slim Helú holds 120,000 of our A Shares, 433 million of our AA Shares and 564 million of our L Shares directly, and his son and chairman of our Board of Directors, Patrick Slim Domit, holds 444 million of our AA Shares and 516 million of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú, together with his sons and daughters, including Patrick Slim Domit, may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 8.

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

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2007:

	December 31,
	2005	2006	2007
Number of employees	34,650	39,876	49,091
Category of activity:
Wireless	28,453	31,047	36,389
Fixed	6,197	8,829	12,702
Geographic location:
Mexico	11,129	12,370	14,360
South America	15,470	16,115	18,496
Central America	7,537	7,573	7,874
Caribbean	0	3,287	7,823
United States	515	531	538

As of December 31, 2007, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana) represented approximately 86.0% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In April 2008, Telcel and the union agreed to a 4.3% nominal increase in basic wages, retroactive to March 1, 2008.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including our Brazilian subsidiaries, Telgua, ENITEL, CTE , AMX Argentina and TELPRI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2008:

Series	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	22,381	64.6	—
AA Shares (no par value)	11,712	33.8	95.6%
A Shares (no par value)	540	1.6	4.4

Total	34,634	100%	100.00%

(*)	Except on limited matters for which L Shares have voting rights.

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

The following table identifies each owner of more than 5% of any series of our shares as of April 30, 2008. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares.

	AA Shares		A Shares		L Shares		Percent of Voting Shares(*)
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
Control Trust(1)	5,446	46.5	—	—%	—	—%	44.4%
AT&T Inc.(2)	2,869	24.5	—	—	—	—	23.4
Inmobiliaria Carso(3)	696	5.9	—	—	—	—	5.7
FMR LLC(4)	—	—	—	—	1,297	5.7	—
Capital Group International, Inc.(5)	—	—	49	8.8	—	—	0.4

(*)	Except on limited matters for which L Shares have voting rights.
(1)	Based on beneficial ownership reports filed with the SEC on May 4, 2007, the Control Trust is a Mexican trust which directly holds AA Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 1,779,218,535 AA Shares and 1,979,425,027 L Shares representing 15.19% and 8.63%, respectively, of each series and 14.50% of the total voting shares. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any of our shares. According to reports of beneficial ownership of shares filed with the SEC on May 4, 2007, the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares.
(2)	Based on beneficial ownership reports filed with the SEC on February 11, 2008. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10.
(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. The Slim Family may be deemed to control us through their beneficial ownership held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares.
(4)	Based on beneficial ownership reports on Schedule 13G filed with the SEC on February 13, 2008, we believe that as of December 31, 2007, FMR LLC was the beneficial owner of approximately 1,297 million of our L Shares. This holding would have represented 5.7% of our outstanding L Shares as of April 30, 2008. We do not know whether this institution has changed its investment in our L Shares since December 31, 2007.
(5)	Based on beneficial ownership reports on Schedule 13G filed with the SEC on February 5, 2008, we believe that as of December 31, 2007, Capital Group International, Inc. was the beneficial owner of approximately 49 million of our A Shares. This holding would have represented 8.8% of our outstanding A Shares as of April 30, 2008. We do not know whether this institution has changed its investment in our A Shares since December 31, 2007.

As of April 30, 2008, 64.1% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 1.6% of the L Share ADSs were held by 12,000 registered holders with addresses in the United States. As of such date, 29.3% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 21.1% of the A Share ADSs were held by 5,454 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2007, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 50,000 million, and to date during 2008 we have been authorized to repurchase an additional Ps. 55,000 million. As of April 30, 2008, we had repurchased 6,732 million L Shares and 30 million A Shares, with an aggregate value of approximately Ps. 56,232 million.

RELATED PARTY TRANSACTIONS

Transactions with Telmex, Telmex Internacional and subsidiaries

We have, and expect to continue to have, a variety of contractual relationships with Telmex, Telmex Internacional and their subsidiaries, including some of their international subsidiaries.

According to beneficial ownership reports filed with the SEC, Telmex and Telmex Internacional may be deemed to be under common control with us. Telmex is the only nationwide provider of fixed-line telephony in Mexico and a leading provider of fixed local and long-distance services. Telmex Internacional offers voice, data and Internet services in Brazil, Chile, Argentina, Peru, Colombia and Ecuador; pay cable and satellite television in some of these countries; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. Telmex Internacional was established on December 26, 2007 by means of a procedure under Mexican corporate law called escisión, by which Telmex split off its Latin American and yellow pages directory businesses.

Continuing Commercial Relationships

Because both we, on the one hand, and Telmex or Telmex Internacional, on the other hand, provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of their private circuits; the provision of long distance services to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between the operating subsidiaries of Telecom Americas and Embratel, a subsidiary of Telmex Internacional that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

These operational relationships are material to our financial performance. In 2007, Ps. 19,703 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 1,004 million in accounts receivable from Telmex and certain of its subsidiaries, and accounts payable of Ps. 1,075 million to Embratel at December 31, 2007. Also in 2007, Ps. 6,891 million of our cost of sales was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

Other Commercial Relationships

In 2006, Telmex Perú and América Móvil Perú, agreed to jointly build a fiber optic network along the coast of Peru of approximately 2,823 kilometers. The project will be completed in different phases. The first phase entails the construction of a portion of the network for an amount of U.S.$43 million. The construction of this phase was awarded through a private beauty-contest process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) and Grupo Condumex, S.A. de C.V. We may consider awarding additional phases of the project to CICSA, Condumex or other affiliated entities.

In addition, in 2005, Telmex Argentina and AMX Argentina agreed to jointly build a fiber optic backbone network in Argentina of approximately 1,943 kilometers. The project will be completed in different phases. One of these phases entails the construction by CICSA of a portion of the network for an amount of Ps. 260,785 million (U.S.$24 million). We may consider awarding additional phases or portions of the phases of the project to CICSA or other of our affiliated entities.

In 2007, Conecel began building a fiber optic network in Ecuador of approximately 1,546 kilometers. The project will be completed in different phases. The project entails the construction of the network by CICSA pursuant to an agreement between CICSA and Conecel. Amounts due under this agreement (approximately U.S.$23.7 million (Ps. 257,528 million)) will be payable at the conclusion of the project, which is expected to occur by the end of 2008.

In November 2005, Embratel entered into an agreement with our subsidiary Telecom Americas to provide backbone network capacity to our operating companies in Brazil for a period of 20 years. Under this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between R$4.0 million and R$6.0 million, depending on the capacity provided under the agreement.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately R$71.6 million on an annual basis. We may, from time to time, lease additional real estate from Embratel. In addition, Embratel leases real property from our subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is R$14.9 million.

In July 2005, Claro Chile and Telmex Chile entered in to an agreement for the provision of capacity and infrastructure by Telmex Chile for a period of 20 years. Pursuant to the agreement, Claro Chile pays a monthly disbursement of U.S.$17.5 million (Ps. 190.0 million) as from September 2005.

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Telecom Américas.

The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

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

Transactions with Other Affiliates

We have an agreement to receive consulting services from AT&T. In 2007, we paid U.S.$7.5 million to AT&T in compensation for their services. During each of 2006 and 2005, we paid U.S.$1 million to AT&T for its services. We have agreements with AT&T International that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States.

Prior to our merger with AMTEL, we had a management services agreement with AMTEL, pursuant to which we paid AMTEL U.S.$28.5 million in 2006 and U.S.$30 million in 2005.

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

In December 2007, we donated our 19.7% interest in U.S. Commercial Corp., S.A.B. de C.V., a Mexican holding company that delisted its shares from the Mexican Stock Exchange earlier in 2007 and the parent company of CompUSA, Inc., to Fundación Carso, S.A. de C.V., a charitable organization organized by members of the Slim Family. Subsequently, U.S. Commercial Corp. sold 100% of the shares of CompUSA, Inc. to an unaffiliated third party. The Slim Family, our controlling shareholder, also controls U.S. Commercial Corp. In 2007, we wrote-off the remaining value of our investment in U.S. Commercial Corp. (Ps. 1,363 million).

Note 17 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8.	Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-81.

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

Year ended December 31,	Pesos per Share		Dollars per Share
2007	Ps.	1.20	U.	S.$0.1104
2006		0.1000		0.0091
2005(1)		0.3700		0.0345

(1)	Includes the payment of an extraordinary dividend in December 2005, as described below.

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. We declared a dividend in April 2005 of Ps. 0.07 per share, payable in four installments of Ps. 0.0175 per share in June, September and December 2005 and March 2006. In addition, in December 2005, we declared an extraordinary dividend of Ps 0.30 per share, which was paid in a single installment on December 23, 2005. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, which was paid in a single installment in July 2006. In April 2007, our shareholders authorized a dividend of Ps. 0.20 per share, which was paid in a single installment in July 2007. In October 2007, our shareholders approved an extraordinary dividend of Ps. 1.0 per share, which was paid in a single installment in November 2007. In April 2008, our shareholders authorized a dividend of Ps. 0.26 per share, payable in a single installment in July 2008. These dividends were or will be paid on each series of our shares.

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

Telcel

Cofeco

In December 2007 and April 2008, the Cofeco initiated general market investigations to ascertain whether one or more cellular operators have substantial market power on (i) the termination (interconnection) of calls made as part of the national and international calling party pays system and (ii) local voice services, respectively. As is contemplated by applicable law, Cofeco requested Telcel and certain of its subsidiaries to participate in the investigations. As of the date of this annual report, Telcel and its subsidiaries have reserved their right to participate in the future, depending on the evolution of the investigation and the scope of preliminary findings (dictamen preliminar) to be published by Cofeco, as is required by law. The investigations are scheduled to conclude during 2008. According to the Antitrust Law and the Telecommunications Law, if substantial market power is determined by Cofeco on one or more carriers, the SCT could impose specific dominant carrier regulations on such operators with respect to tariffs, quality of service and information, which may result in significant limitations on the ability of those operators to continue conducting business as currently conducted.

In addition to the investigation described above, since December 2007, Cofeco has initiated several other general market investigations to ascertain whether one or more operators have substantial market power on other telecommunications markets, including (i) leasing of local and long distance transmission circuits or lines; (ii) fixed local and long distance voice termination; (iii) voice local origination services and (iv) voice local transit services provided by local fix operators. As is contemplated by applicable law, Cofeco requested Telcel and certain of its subsidiaries to participate in the investigations. As of the date of this annual report, Telcel and its subsidiaries have reserved their right to participate in the future, depending on the evolution of the investigation and the scope of preliminary findings (dictamen preliminar) to be published by Cofeco, as is required by law. These investigations are scheduled to conclude during 2008.

During the past six years, Cofeco has initiated administrative proceedings against Telcel for alleged anti-competitive behavior primarily in connection with (i) actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones; (ii) exclusivity agreements with certain content providers; and (iii) antitrust practices in the interconnection market. These proceedings are in varying procedural stages, and no final ruling against Telcel has been issued.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. We have not made provisions in our financial statements for these potential liabilities since at the time our most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

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

Certain telecommunications service providers challenged the tariff framework, arguing that the proposed interconnection fees did not properly take into account certain costs and initiated proceedings with Cofetel to obtain their intervention in resolving the matter. In September 2006, Cofetel ruled on these challenges and established a framework of fees applicable to the operators that challenged the previous framework. Based on Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2010 are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007; Ps.1.12 per minute during 2008; Ps.1.00 per minute during 2009; and Ps.0.90 per minute during 2010. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that wireless operators were entitled to a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

Telcel initiated legal proceedings (juicio de amparo) challenging the resolution, and in addition, began participating in negotiations among fixed-line and wireless operators to establish a mutually acceptable interconnection tariff framework and resolve disputes arising from the resolution. During the last quarter 2006 and first quarter 2007, Telcel reached agreement with all cellular operators and a majority of the local fixed operators, including Telmex and some of the dissenting operators, to apply the following rates from 2007 through 2010: Ps.1.34 per minute or fraction of interconnection during 2007, Ps.1.21 per minute or fraction of interconnection during 2008, Ps.1.09 per minute or fraction of interconnection during 2009 and Ps.1.00 per minute or fraction of interconnection during 2010. These interconnection fees are not calculated based on the actual number of seconds of use, but rather on rounding each call to the next minute. These agreements cover approximately 93% of all the traffic terminated in Telcel’s network.

In December 2007, a competent court granted in part Telcel’s request for relief (amparo), and declared null and void the September 2006 resolution on one of the dissenting parties. However, the court requested Cofetel to issue a new resolution covering the period from 2005 through 2007. Based on Cofetel’s 2008 ruling, the interconnection rates for “calling party pays” calls that the dissenting operator must pay Telcel are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007. Under the ruling, Cofetel maintained its position that interconnection fees applicable during 2007 are to be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice, and that wireless operators are entitled to charge a 25% premium over interconnection fees billed to fixed-line operators during 2007. Telcel expects to receive similar resolutions in connection with the other dissenting parties. Telcel has initiated legal proceedings (juicio de amparo) challenging the 2008 resolution, but is charging “under protest” the lower fees contemplated by the Cofetel resolutions to the remaining dissenting operators, while its challenges to the resolutions are pending. If such challenge is successful, Telcel will seek to collect from dissenting operators any difference in fees arising from the applicability of lower rates in previous periods. The dissenting parties have requested Cofetel to establish interconnection rates for the period from 2008 to 2011. As of the date of this annual report, Cofetel has not issued a resolution establishing interconnection rates for such period.

During April 2008, Cofetel notified Telcel of new challenges to the interconnection framework filed by one of the original dissenting parties. Telcel has responded to this new challenge, and it expects that the administrative proceeding regarding this interconnection dispute will be concluded by Cofetel during second quarter of 2008. Any new order from Cofetel may result in a significant reduction to applicable interconnection rates.

Short Message Services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay to the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability. As of December 31, 2007, Telcel had provisioned Ps. 412.2 million.

Trademarks Tax Assessment

On March 3, 2006, the Mexican Tax Administration System (Sistema de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps.541.5 million (Ps.258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. We and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps.453.6 million (Ps.243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps.1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, we expect that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. We have not made specific provisions in our financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the SIC issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (approximately Ps.1 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million (approximately Ps.760 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

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

The aggregate contested amounts are approximately U.S.$178 million (including potential penalties and interest) (approximately Ps.1,922 million). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A.

We have made specific provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet and Americel, by Telecom Americas, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million (approximately Ps.1,777 million). We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. We cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. We have not made specific provisions in our financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller ID services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller ID technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. The Company does not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately U.S.$270 million (approximately Ps.2,916 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The Company has not made specific provisions in the accompanying financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Secretaria da Receita Federal do Brasil (the “Brazilian Federal Revenue Service”) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. The total amount of the tax assessments is of approximately R$224.2 million (approximately P.1,376 million), including R$88.8 million (approximately P.541 million) of taxes and contributions plus fines and interest. The Company has challenged these assessments, and its challenge is pending before the Conselho de Contribuintes (“Brazilian Taxpayers Council”) in Brasilia. The Company did not make any specific provisions in the accompanying 2007 financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps.334 million), including R$24.1 million (approximately Ps.147 million) of taxes and contributions plus R$30.8 million (approximately Ps.188 million) of fines and interest. We have challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council. We did not make any specific provisions in our financial statements to cover these potential liabilities. On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro S.A.

Conecel

Tax Assessments

In December 2007 and January 2008, the Servicio de Rentas Internas de Ecuador (the “Ecuadorian Revenue Service” or the “SRI”) informed Conecel that it intends to issue tax assessments against Conecel amounting to approximately U.S.$138 million (not including interest or penalties) (approximately Ps.1,490 million), in respect of special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. As of December 31, 2007, Conecel had provisioned U.S.$19.6 million (approximately Ps.213 million). In March 2008, the SRI issued tax assessments against Conecel in respect of such taxes amounting to approximately U.S.$46 million (not including interest or penalties) (approximately Ps.496 million), and Conecel expects to receive additional assessments in respect of the remainder during 2008. Conecel has agreed to pay U.S.$14.3 million (approximately Ps.155 million) to the SRI in respect of the assessments issued in March 2008. Conecel believes that no additional amounts are due by it in respect of these assessments and potential assessments.

Item 9.	The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid
L Share ADSs	New York Stock Exchange—New York FWB Frankfurter Wertpapierbörse—Frankfurt
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	NASDAQ National Market—New York

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

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2003	Ps.	5.15	Ps.	2.33	U.S.$	9.11	U.S.$	4.16
2004		9.82		5.24		17.99		9.44
2005		16.62		8.90		30.99		15.96
2006		24.84		15.66		45.71		27.80
2007		37.15		23.52		68.90		42.10
Quarterly highs and lows
2006:
First quarter	Ps.	19.25	Ps.	15.66	U.S.$	35.73	U.S.$	31.15
Second quarter		22.27		15.94		41.07		27.80
Third quarter		21.71		17.21		39.37		31.29
Fourth quarter		24.84		21.28		45.71		38.61
2007:
First quarter	Ps.	26.45	Ps.	23.52	U.S.$	48.50	U.S.$	42.10
Second quarter		34.63		27.37		64.46		49.74
Third quarter		35.57		29.81		66.14		53.61
Fourth quarter		37.15		30.58		68.90		55.85
Monthly highs and lows
2007:
December	Ps.	35.23	Ps.	32.03	U.S.$	65.06	U.S.$	58.97
2008:
January	Ps.	33.17	Ps.	26.66	U.S.$	46.21	U.S.$	42.91
February		34.35		31.29		64.18		57.50
March		33.92		30.47		63.69		56.18
April		35.09		29.60		66.75		56.28
May		30.89		29.06		59.77		55.86

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

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2003	Ps.	5.12	Ps.	2.31	U.	S. $ 9.01	U.	S.$4.19
2004		9.77		5.15		17.34		9.33
2005		16.64		9.00		30.94		15.83
2006		24.80		15.60		45.70		27.60
2007		37.00		23.48		68.84		42.10
Quarterly highs and lows
2006:
First quarter	Ps.	19.00	Ps.	15.60	U.	S.$35.63	U.	S.$30.90
Second quarter		22.25		15.70		40.91		27.60
Third quarter		21.70		17.00		39.52		31.11
Fourth quarter		24.80		23.30		45.70		38.46
2007:
First quarter	Ps.	26.50	Ps.	23.48	U.	S.$48.39	U.	S.$42.10
Second quarter		34.60		27.30		64.40		49.74
Third quarter		35.70		30.45		66.06		53.10
Fourth quarter		37.00		30.80		68.84		55.71
Monthly highs and lows
2007:
December	Ps.	35.18	Ps.	32.00	U.	S.$65.09	U.	S.$58.96
2008:
January	Ps.	32.90	Ps.	26.80	U.	S.$60.25	U.	S.$52.31
February		34.70		31.00		64.25		57.60
March		33.95		30.75		63.90		55.89
April		35.50		29.55		66.40		56.38
May		31.80		29.02		59.50		55.75

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of América Móvil from one type of company to another;

•	any merger of América Móvil;

•	the extension of our corporate life;

•	our voluntary dissolution;

•	a change in our corporate purpose;

•	transaction that represent 20% or more of the Company’s consolidated assets;

•	a change in our state of incorporation;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

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

•

Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is held by Mexican citizens in its majority, and Mexican credit, insurance and investment companies, or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

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

Restrictions on Deregistration in Mexico

Our shares are registered with the National Securities Registry maintained by the CNBV, as required under the Mexican Securities Market Law and regulations issued by the CNBV.

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

Our bylaws provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, América Móvil will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public that did not consent to the offer.

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

CORPORATE GOVERNANCE PRACTICES

The disclosure of the significant ways our corporate governance practices differ from those required for U.S. companies under the New York Stock Exchange and the NASDAQ listing standards is posted on our website and can be accessed at www.americamovil.com.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the Protocols thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

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

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home or center of vital interests in Mexico, and a corporation is considered a resident if it has its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls the Company, an investor that holds 10% or more of the shares or holders that constitute a group of persons for purposes of Mexican law). It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) present tax calculations made by authorized certified public accountants, and (iii) appoint representatives in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs which are registered in the Mexican Stock Exchange, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, the FWB Frankfurter Wertpapierbörse, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted open market offer. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2006 or 2007 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

At December 31, 2007, we had approximately Ps. 7,373 million (as compared to Ps. 26,463 million as of December 31, 2006) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and marketable securities, and approximately Ps. 72,568 million (as compared to Ps. 73,184 million as of December 31, 2006) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 82% of our non-peso indebtedness as of December 31, 2007 was denominated in U.S. dollars, whereas only a small portion of our operating cash flow is denominated in U.S. dollars. As of December 31, 2007, we had Ps. 68,567 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust our position. We may use derivative instruments as an economic hedge to adjust our exposures. Our hedging practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See “Risk Management” under Item 5. We have also used derivative instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking account our hedging transactions, that would have resulted as a December 31, 2007 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 4,304 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 267 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2007 would have resulted in additional interest expense of approximately Ps. 419 million per year, assuming no change in the principal amount of such indebtedness.

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

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican FRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Oceanic, which we acquired in November 2007. Oceanic represented approximately 0.23% of our net assets at December 31, 2007, and 0.004% and (0.03)% of our total consolidated revenues and our net income, respectively, for the year ended December 31, 2007.

Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 2, 2008.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors an Shareholders of América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Oceanic Digital Jamaica (ODJ), a subsidiary in Jamaica, which is included in the 2007 consolidated financial statements of América Móvil, S.A.B. de C.V. and constituted 0.24% and 0.23% of total and net assets, respectively, as of December 31, 2007 and 0.00% and (0.03%) of revenues and net income, respectively for the year then ended. Our audit of internal control over financial reporting of América Móvil, S.A.B. de C.V. also did not include an evaluation of the internal control over financial reporting of Oceanic Digital Jamaica (ODJ), a subsidiary in Jamaica.

In our opinion, América Móvil, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of income, changes in stockholder’s equity, and changes in financial position for each of the three years in the period ended December 31, 2007 of América Móvil, S.A.B. de C.V. and our report dated June 2, 2008 expressed an unqualified opinion thereon.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

/s/ Agustin Aguilar Laurents

Agustin Aguilar Laurents

Mexico City, Mexico

June 2, 2008

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an “audit committee financial expert”, and Mr. Bremer Gutiérrez is independent, within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies, among others, to our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera, during the fiscal years ended December 31, 2006 and 2007:

	Year ended December 31,
	2006		2007
	(thousands of constant pesos as of December 31, 2007)
Audit fees	Ps.	44,772	Ps.	55,224
Audit-related fees		9,049		5,819
Tax fees		17,190		19,269
Other fees		2,659		6,439
Total fees	Ps.	73,670	Ps.	86,751

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2007:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share		Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2007	350,000	Ps.	23.81	—	Ps.	5,237,261,129
February 2007	22,650,000		25.81	22,650,000		4,650,033,044
March 2007	33,700,000		25.11	33,700,000		3,803,716,930
April 2007	21,100,000		28.03	21,100,000		13,212,282,461
May 2007	30,883,700		30.74	30,883,700		12,262,890,993
June 2007	40,892,600		33.43	32,392,600		11,171,022,312
July 2007	33,000,000		34.14	33,000,000		10,044,267,660
August 2007	35,481,000		32.02	35,481,000		8,907,612,473
September 2007	28,900,000		34.12	28,900,000		7,921,570,228
October 2007	42,801,000		35.68	42,801,000		6,394,471,629
November 2007	55,327,700		31.78	54,327,700		4,634,632,789
December 2007	69,951,900		33.62	69,951,900		2,268,511,420
Total/Average	405,187,900		31.94	405,187,900

(1)	We do not repurchase our L Shares other than through the share repurchase program.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In shareholders’ meetings held in 2008, our shareholders authorized an aggregate Ps. 55,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 105,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2007:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share		Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2007	—	Ps.	—	—	Ps.	5,237,261,129
February 2007	100,000		26.40	100,000		4,650,033,044
March 2007	—	Ps.	—	—		3,803,716,930
April 2007	—	Ps.	—	—		13,212,282,461
May 2007	—	Ps.	—	—		12,262,890,993
June 2007	107,400		33.26	107,400		11,171,022,312
July 2007	—	Ps.	—	—		10,044,267,660
August 2007	22,000		31.16	22,000		8,907,612,473
September 2007	1,800		33.70	1,800		7,921,570,228
October 2007	—	Ps.	—	—		6,394,471,629
November 2007	172,300		31.58	172,300		4,634,632,789
December 2007	452,700		32.07	452,700		2,268,511,420
Total/Average	856,200		31.44	856,200

(1)	We do not repurchase our A Shares other than through the share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In shareholders’ meetings held in 2008, our shareholders authorized an aggregate Ps. 55,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 105,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-81, incorporated herein by reference.

Item 19.	Exhibits

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

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of February 23, 2007 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.8 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.3	Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.4	Sixth Amendment dated February 1, 2007 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, file No. 001-16269, filed on July 2, 2007).

4.5	Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.6	Indenture dated March 9, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, as Trustee (incorporated by reference to our registration statement on Form F-4, File No. 333-117673, filed on July 26, 2004).

4.7	Fifth Supplemental Indenture dated December 14, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our report on Form 6-K, File No. 00-16269, filed on February 16, 2005).

4.8	Eighth Supplemental Indenture dated September 29, 2006 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our registration statement on Form F-3ASR, File No.333-137695, filed on September 29, 2006).

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

15.2	Consent of BDO Seidman, LLP.

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

Dated: June 10, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name: Alejandro Cantú Jiménez
Title: General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets account for approximately 1% of the consolidated totals at December 31, 2006 and 2007 and whose operating revenues account for approximately 6%, 6% and 5% of the related consolidated totals for the years ended December 31, 2005, 2006 and 2007. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireless, Inc. to Mexican Financial Reporting Standards). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations, and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the consolidated financial statements).

As discussed in Note 2 (l) to the consolidated financial statements, in 2007 the Company adopted the provisions of Mexican Financial Reporting Standard D-6, Capitalization of the Comprehensive Result of Financing.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), América Móvil, S.A.B. de C.V.´s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2008, expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ C.P. Agustin Aguilar Laurents C.P. Agustín Aguilar Laurents

Mexico City, Mexico

June 2, 2008

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying consolidated balance sheets of TracFone Wireless, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Miami, Florida

February 1, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of constant Mexican pesos as of December 31, 2007)

	At December 31,
	2006		2007		2007 (millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	42,957,756	Ps.	11,972,119	USD	1,102
Short-term investments (Note 4)		2,144,630		49,931		5
Accounts receivable, net (Note 5)		38,027,403		44,756,338		4,119
Related parties (Note 17)		1,394,046		1,334,610		123
Inventories, net (Note 6)		20,068,715		21,060,030		1,938
Other current assets, net (Note 7)		3,805,940		3,153,785		290

Total current assets		108,398,490		82,326,813		7,577

Investments in associates and others (Note 10)		580,729		589,615		54
Plant, property and equipment, net (Note 8)		143,089,955		167,083,906		15,376
Licenses, net (Note 9)		34,705,031		36,564,304		3,365
Trademarks, net (Note 9)		6,133,977		5,601,154		515
Goodwill, net (Note 9)		26,708,419		44,724,872		4,116
Deferred taxes (Note 19)		820,577		3,395,396		312
Other assets, net (Note 7)		7,888,066		8,835,255		813

Total assets	Ps.	328,325,244	Ps.	349,121,315	USD	32,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 14)	Ps.	26,213,688	Ps.	19,952,907	USD	1,836
Accounts payable and accrued liabilities (Note 13)		60,829,562		72,891,964		6,708
Taxes payable		17,665,836		9,250,714		851
Financial instruments (Note 11)		1,057,363		316,594		29
Related parties (Note 17)		2,300,600		1,249,775		115
Deferred revenues		12,008,616		12,396,421		1,141

Total current liabilities		120,075,665		116,058,375		10,680
Long-term debt (Note 14)		89,037,508		84,799,487		7,804
Deferred taxes (Note 19)		5,427,863		12,496,344		1,150
Labor obligations (Note 12)		37,405		8,909,339		820

Total liabilities		214,578,441		222,263,545		20,454

Stockholders’ equity (Note 18):
Capital stock		36,555,398		36,552,039		3,364
Retained earnings:
From prior years		45,650,995		35,085,723		3,229
Net income for the year		44,421,948		58,587,511		5,392

		90,072,943		93,673,234		8,621
Other accumulated comprehensive loss items		(13,565,675)		(4,001,203)		(368)

Total majority stockholders’ equity		113,062,666		126,224,070		11,617
Non-controlling interest		684,137		633,700		57

Total stockholders’ equity		113,746,803		126,857,770		11,674

Total liabilities and stockholders’ equity	Ps.	328,325,244	Ps.	349,121,315	USD	32,128

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of constant Mexican pesos as of December 31, 2007, except for earning per share)

	Year ended December 31,
	2005		2006		2007		2007 (millions of U.S. dollars except for earnings per share)
Operating revenues:
Services:
Air time	Ps.	61,940,156	Ps.	74,385,210	Ps.	87,522,245	USD	8,055
Interconnection		31,499,182		40,700,953		58,554,255		5,389
Monthly rent		29,420,659		40,683,385		59,551,717		5,480
Long-distance		14,433,364		16,465,433		20,348,067		1,873
Value added services and other services		22,565,630		30,495,814		40,359,659		3,714
Sales of handsets and accessories		36,778,803		40,274,070		45,243,819		4,164

		196,637,794		243,004,865		311,579,762		28,675

Operating costs and expenses:
Cost of sales and services		97,419,188		113,444,561		132,373,998		12,182
Commercial, administrative and general expenses		39,553,883		40,377,555		53,193,145		4,895
Depreciation and amortization (Notes 8 and 9) (includes Ps. 16,605,134, Ps. 20,266,970 and Ps. 29,389,162 for 2005, 2006 and 2007, respectively, not included in cost of sales)		22,954,733		28,148,569		40,818,281		3,757

		159,927,804		181,970,685		226,385,424		20,834

Operating income		36,709,990		61,034,180		85,194,338		7,841

Other (expenses) income, net		(441,735)		483,671		(3,712,874)		(342)
Comprehensive financing cost:
Interest income		3,533,884		4,669,081		2,960,265		272
Interest expense		(9,050,916)		(9,457,545)		(7,696,967)		(708)
Exchange gain, net		2,366,809		2,321,238		2,463,442		227
Monetary gain, net		4,055,764		3,848,095		5,038,406		464
Other financing costs, net		(3,695,994)		(1,408,889)		(3,152,631)		(291)

		(2,790,453)		(28,020)		(387,485)		(36)

Equity interest in net (loss) income of associates		(45,734)		37,778		57,621		5

Income before taxes on profits		33,432,068		61,527,609		81,151,600		7,468
Taxes on profits (Note 19)		305,169		17,018,144		22,454,267		2,066

Net income before non-controlling interest		33,126,899		44,509,465		58,697,333		5,402
Non-controlling interest		(73,993)		(87,517)		(109,822)		(10)

Net income	Ps.	33,052,906	Ps.	44,421,948	Ps.	58,587,511	USD	5,392

Weighted average of common shares outstanding (in millions)		35,766		35,459		35,149		35,149

Net earnings per share	Ps.	0.92	Ps.	1.25	Ps.	1.67		USD 0.15

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A. B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years ended December 31, 2005, 2006 and 2007

(Amounts in thousands of constant Mexican pesos as of December 31, 2007)

	Capital stock		Legal reserve		Retained earnings				Other accumulated comprehensive loss items		Total		Non-controlling interest		Comprehensive income		Total stockholders’ equity
					Unappropriated		Total
Balance at December 31, 2004	Ps.	36,580,575	Ps.	482,925	Ps.	37,607,572	Ps.	38,090,497	Ps.	(10,724,653)	Ps.	63,946,419	Ps.	1,851,022			Ps.	65,797,441
Cumulative effect of adoption of new accounting principles:
Valuation effect of available-for-sale securities						(4,239)		(4,239)		4,239
Valuation effect of swaps						(47,118)		(47,118)		47,118
Acquisition of non controlling interest (Note 10)						503,177		503,177				503,177		(600,147)				(96,970)
Loss on sale of affiliate to an entity under common control (Note 10)						(86,662)		(86,662)				(86,662)						(86,662)
Dividends paid at Ps. 046 and Ps. 0.19 per share (historical)						(8,698,476)		(8,698,476)				(8,698,476)						(8,698,476)
Repurchase of shares		(15,553)				(5,654,536)		(5,654,536)				(5,670,089)						(5,670,089)
Comprehensive income:
Net income for the year						33,052,906		33,052,906				33,052,906		73,993	Ps.	33,126,899		33,126,899
Other comprehensive income items:
Effect of translation of foreign entities										(387,011)		(387,011)		39,237		(347,774)		(347,774)
Result from holding non-monetary assets, net of deferred taxes										(5,379,221)		(5,379,221)		(260,539)		(5,639,760)		(5,639,760)
Current-year valuation effect of swaps										(100,256)		(100,256)				(100,256)		(100,256)
Current-year valuation effect of available-for-sale securities										(375,422)		(375,422)				(375,422)		(375,422)

Comprehensive income for the year															Ps.	26,663,687

Balance at December 31, 2005 (Note 18)		36,565,022		482,925		56,672,624		57,155,549		(16,915,206)		76,805,365		1,103,566				77,908,931
Non-controlling interest from current year acquisitions						(1,426,031)		(1,426,031)				(1,426,031)		(435,454)				(1,861,485)
Dividend paid at Ps. 0.06 per share (historical)						(2,289,219)		(2,289,219)				(2,289,219)						(2,289,219)
Repurchase of shares		(9,624)				(7,789,304)		(7,789,304)				(7,798,928)						(7,798,928)

AMÉRICA MÓVIL, S.A. B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)

For the Years ended December 31, 2005, 2006 and 2007

(Amounts in thousands of constant Mexican pesos as of December 31, 2007)

	Capital stock		Legal reserve		Retained earnings				Other accumulated comprehensive loss items		Total		Non-controlling interest		Comprehensive income		Total stockholders’ equity
					Unappropriated		Total
Comprehensive income:
Net income for the year						44,421,948		44,421,948				44,421,948		87,517	Ps.	44,509,465		44,509,465
Other comprehensive income items:
Effect of translation of foreign entities										1,334,009		1,334,009		(60,703)		1,273,306		1,273,306
Result from holding non-monetary assets, net of deferred taxes										1,591,201		1,591,201		(10,789)		1,580,412		1,580,412
Current-year valuation effect of swaps										53,138		53,138				53,138		53,138
Current-year valuation effect of available-for-sale securities										371,183		371,183				371,183		371,183

Comprehensive income for the year															Ps.	47,787,504

Balance at December 31, 2006 (Note 18)		36,555,398		482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest from current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends paid at Ps. 020 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the year						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 18)	Ps.	36,552,039	Ps.	482,925	Ps.	93,190,309	Ps.	93,673,234	Ps.	(4,001,203)	Ps.	126,224,070	Ps.	633,700			Ps.	126,857,770

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of constant Mexican pesos as of December 31, 2007)

	Year ended December 31
	2005		2006		2007		2007 (millions of dollars)
Operating activities
Net income before non-controlling interest	Ps.	33,126,899	Ps.	44,509,465	Ps.	58,697,333	USD	5,402
Add (deduct) items not requiring the use of resources:
Depreciation		16,559,682		19,774,627		31,162,660		2,868
Amortization		4,824,220		5,976,846		6,536,746		602
Amortization of loss on sale and leaseback		1,466,777		1,530,376		1,572,397		145
Amortization of prepaid expenses		104,054		866,720		1,546,478		142
Deferred income tax		(3,227,329)		50,090		4,659,365		429
Other income, net				(1,327,293)
Other than temporary loss on marketable securities				1,375,713		1,384,418		127
Equity interest in net loss (income) of associates		45,734		(37,778)		(57,621)		(5)
Net cost of labor obligations		2,711		3,323		456,095		42

		52,902,748		72,722,089		105,957,871		9,751
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(10,430,041)		(8,919,954)		(4,265,886)		(392)
Inventories		(1,441,203)		(6,086,062)		(896,364)		(82)
Other assets		(963,444)		(3,695,916)		(1,355,471)		(124)
(Decrease) increase in:
Accounts payable and accrued liabilities		17,760,536		4,145,927		10,136,209		932
Related parties		733,166		1,294,328		(991,389)		(91)
Financial instruments		2,023,155		(944,318)		(740,769)		(68)
Deferred revenues and credits		1,512,683		2,191,527		36,809		3
Taxes payable		159,524		15,904,307		(8,800,706)		(809)
Marketable securities		889,025		(1,524,506)		1,499,381		138

Resources provided by operating activities		63,146,149		75,087,422		100,579,685		9,256

Financing activities
New loans		44,814,126		66,796,720		33,287,331		3,063
Repayment of loans		(39,544,814)		(38,975,741)		(46,008,892)		(4,234)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,315,794)		(3,091,374)		(4,161,387)		(383)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(5,670,089)		(7,798,928)		(12,856,438)		(1,183)
Dividend declared		(8,698,476)		(2,289,219)		(42,127,537)		(3,877)

Resources (used in) provided by financing activities		(13,415,047)		14,641,458		(71,866,923)		(6,613)

Investing activities
Investment in plant, property and equipment		(50,612,525)		(47,457,471)		(38,854,801)		(3,575,575)
Investment in subsidiaries and associates		(2,512,820)		15,002,133)		42,130		3
Investment in securities available-for-sale						(789,100)		(73)
Non-controlling interest		(821,449)		(506,945)		(160,259)		(15)
Acquisitions, net of cash acquired		539,390		4,249,986		(19,464,036)		(1,791)
Investments in trademarks		(108,830)		(214,203)		26,811		2
Investment in licenses		(1,881,256)		(636,033)		(499,145)		(45)

Resources used in investing activities		(55,397,490)		(59,566,799)		(59,698,399)		(5,493)
Net (decrease) increase in cash and cash equivalents		(5,666,388)		30,162,081		(30,985,637)		(2,851)

Cash and cash equivalents at beginning of year		18,462,063		12,795,675		42,957,756		3,953

Cash and cash equivalents at end of year	Ps.	12,795,675	Ps.	42,957,756	Ps.	11,972,119	USD	1,102

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of constant Mexican pesos as of December 31, 2007 and thousands of U.S. dollars, except when indicated otherwise)

1. Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2008 and 2046.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the number of channels in operation (except for Guatemala and El Salvador).

Merger

At an extraordinary meeting held on December 13, 2006, the stockholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) into América Móvil (see Note 3 for additional information).

Before the merger, AMTEL held a 66.66% of the voting shares of América Móvil and 40.74% of the Company’s total equity.

Equity investments in subsidiaries and affiliated companies

At December 31, 2006 and 2007, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		Equity interest at December 31
Company	Country	2006	2007
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A.(3)	Dominican Republic	100.0	100.0
Sercotel, S.A. de C.V.	Mexico	100.0	100.0
Radiomóvil Dipsa, S.A. de C.V. y subsidiarias (Telcel)	Mexico	100.0	100.0
TracFone Wireless, LLC. (Tracfone—Florida)	United States	98.2	100.0
TracFone Wireless, Inc. (TracFone—Delaware)	United States		98.2
AM Telecom Américas, S.A de C.V.(1)	Mexico	100.0	100.0
Claro Telecom Participacoes, S.A.	Brazil	100.0	100.0
Alecan Telecomunicacoes, Ltda.	Brazil	100.0	100.0
Americel, S.A.	Brazil	99.3	99.3
BCP, S.A.	Brazil	99.9	99.9

(Continues on next page)

(Continued from preceding page)

		Equity interest at December 31
Company	Country	2006	2007
América Central Tel, S.A. (ACT):	Guatemala	100.0	100.0
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.1	99.2
Newcotel, S.A.	Guatemala	99.1	99.2
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.3	99.5
AMX El Salvador, S.A de C.V.	Mexico	100.0	100.0
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)(2)	El Salvador	95.8	95.8
CTE Telecom Personal , S.A. de C.V. (Personal)	El Salvador	95.8	95.8
Cablenet, S.A. (Cablenet)	Guatemala	95.8	95.8
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8	95.8
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8	48.8
Comunicación Celular, S.A. (Comcel):	Colombia	99.2	99.4
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0	100.0
AMX Argentina Holdings, S.A. (antes CTI Holdings S.A.)	Argentina	100.0	100.0
AMX Argentina, S.A.(antes CTI Compañía de Teléfonos del Interior, S.A.)(4)	Argentina	100.0	100.0
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras)	Honduras	100.0	100.0
AM Wireless Uruguay, S. A.	Uruguay	100.0	100.0
Claro Chile, S.A .	Chile	100.0	100.0
AMX Paraguay, S.A.	Paraguay	100.0	100.0
América Móvil Perú, S.A.C	Peru	100.0	100.0
Telecomunicaciones de Puerto Rico, Inc.(3)	Puerto Rico		100.0
Oceanic Digital Jamaica, Ltd(3)	Jamaica		100.0
Associates:
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0

(1)	The name “Telecom Américas” as used hereinafter refers collectively to the companies Claro Participacoes, Alecan, Americel and BCP, all of which operate under the trademark “Claro”.
(2)	The name “CTE” as used hereinafter refers collectively to the companies CTE, Personal, Cablenet, Telecomoda and Publicom.
(3)	Companies acquired in 2006 and 2007 (see Note 10).
(4)	In January 2007, CTI PCS, S.A. was merged into CTI Compañía de Teléfonos de Interior, S.A. de C.V., the surviving company. Such merger had no effect on the Company’s consolidated financial statements. The companies changed their name in July 2007.

The above mentioned subsidiaries provide mobile telephony services. Telgua, CTE, Enitel, Dominicana and Puerto Rico provide mainly, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On February 29, 2008, América Móvil’s Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the Company’s consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007. The accompanying consolidated financial statements which consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 22 and 23, were authorized for issuance herein by América Móvil’s Chief Executive Officer, General Counsel and Chief Financial Officer on June 2, 2008.

2. Summary of Significant Accounting Policies and Practices

The most significant accounting policies and practices observed in the preparation of these financial statements, in conformity with Mexican FRS, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil and those of its subsidiaries. All the companies operate in the telecommunications sector or provide services to companies operating in such sector. Non-controlling interest relates to the Company’s foreign subsidiaries.

All intercompany balances and transactions have been eliminated in the consolidated financial statements.

The investment in associated companies is valued using the equity method, which basically consists of recognizing the Company’s proportional share in the net income or loss and the stockholders’ equity of its investees.

The results of operations of the subsidiaries and associates were included in the Company’s consolidated financial statements as of the month following the acquisition.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and associates, which in the aggregate account for approximately 51%, 54% and 59% of the Company’s total operating revenues for 2005, 2006 and 2007, respectively, and approximately 65% and 75% of the Company’s total assets at December 31, 2006 and 2007, were translated into Mexican pesos as follows:

The financial statements as reported by the subsidiaries abroad, in the local currency, were adjusted to conform to Mexican FRS in force and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

Balance sheet amounts, except for stockholders’ equity, are translated at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to constant Mexican pesos using the prevailing exchange rate at the end of the reporting period.

Translation differences are recorded in stockholders’ equity in the caption “Effect of translation of foreign entities” under “Other comprehensive income items”. At December 31, 2005, 2006 and 2007, the translation (loss) gain was Ps. (347,774), Ps. 1,273,306 and Ps. 10,001,762, respectively.

The financial statements at December 31, 2005 and 2006 of the subsidiaries abroad were restated to Mexican pesos with purchasing power at December 31, 2007, based on the rate of inflation in Mexico. The effects of inflation and variances in the exchange rates of each country were not material.

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

Monthly basic rent under post-paid plans is billed in arrears based on the rates approved by the regulatory authorities in each country and corresponds to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

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

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or in the case of ring tones, when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have return right and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in sales prices.

Telgua, ENITEL, CTE, Dominicana and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of subscribers.

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

Cellular equipment and accessories inventories are valued at their cost of acquisition using the average cost method.

d) Interconnection costs

Interconnection costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links, ports and measured usage), all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s network.

Loyalty and sales volumes commissions are accrued on a monthly basis on the basis of statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain so for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

The Company recognizes the effects of inflation on its financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2007. The restatement factors applied to the financial statements at December 31, 2005 and 2006 as originally issued were 1.0405 and 1.0375, respectively, as determined based on the Mexican National Consumer Price Index (NCPI) published by Banco de México.

The more important inflation accounting concepts and procedures are described below:

•	Stockholders’ equity

Stockholders’ equity accounts were restated based on the NCPI.

•	Net monetary position gain

This represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the statements of income as a part of the caption Comprehensive financing cost.

Other accumulated comprehensive income items include: the deficit from restatement of stockholders’ equity, which consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, of Ps. 19,327, and the loss from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI, which at December 31, 2005, 2006 and 2007 aggregates Ps. (15,513,949), Ps. (14,062,719) and Ps. (14,562,294), respectively.

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

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

h) Short-term investments

All marketable equity securities are included in short-term investment and have been classified as either trading or available-for-sale securities. All investments in trading and available for sale securities are presented at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in stockholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available for sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the years ended at December 31, 2006 and 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,375,713 and Ps. 1,362,900, respectively, in the statements of income.

Those changes associated with the purchase, sale and maturity of financial instruments classified as available-for-sale and held-to-maturity are to be recognized in the statement of changes in financial position as changes derived from investing activities, while changes in the initial and ending balance of instruments held for trading are to be recognized in such statement as changes derived from operating activities.

During the years ended December 31, 2006 and 2007, there were no transfers between financial asset categories.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts for its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on past write-off experience and on the aging of accounts receivable balances, as well as management’s estimates as to when dispute proceedings with operators are resolved.

Collection policies and procedures vary by the type of credit extended, payment history of customers and the age of the unpaid calls.

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, as valued using the average-cost method, and are subsequently restated to constant Mexican pesos (considering inventory turnover). The stated value of inventories is not in excess of net realizable value.

k) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at purchase date.

Goodwill is recorded initially at acquisition cost and is then restated using adjustment factors derived from the NCPI.

Goodwill is no longer amortized, but rather is subject to annual impairment valuations and adjustments at the end of each year, or during the year if there are indications of impairment.

At December 31, 2005, 2006 and 2007, there are no impairment losses recognized by the Company.

l) Telephone plant, property and equipment

Telephone plant, property and equipment and construction in progress are restated as described below:

Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost of each asset by applying the factors derived from specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, the use of this procedure for the restatement of plant, property and equipment was disallowed and therefore, as of such date, this caption is restated in each country as follows:

The December 31, 1996, appraised value of the imported telephone plant, as well as the cost of subsequent additions to such imported plant, were restated based on the rate of inflation in the respective country of origin and then translated into Mexican pesos using the prevailing exchange rate at the balance sheet date (specific indexation factors).

The appraised value of land and buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were, restated based on the NCPI.

At December 31, 2007 and 2006, approximately 85% of the book value of plant, property and equipment at such dates has been restated using specific indexation factors.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Result of Financing, establishing that entities must capitalize comprehensive result of financing(CRF), which corresponds to net costs of interest expense, exchange differences, the monetary position result and other related financial costs.

The Comprehensive result of financing incurred during the building and installation period are capitalized and restated using the NCPI. Through December 31, 2006, the Company did not capitalize the CRF. The net effect of the capitalization of CRF in 2007 was an increase in net income of 2007 of Ps. 1,158,576 (Ps. 834,175 net of taxes).

The value of plant, property and equipment is reviewed on an annual basis. When the recoverable value of an asset, which is the greater between its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. This write-off amounted to Ps. 2,735 million and has been included as a component of “other (expenses) income, net” in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 8). No impairment charges were recorded in either 2005 or 2006.

m) Licenses and trademarks

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at the acquisition date, restated based on the inflation factors of each country, and amortized using the straight-line method over periods ranging from 15 to 40 years, that correspond to the usage period of each license.

Trademarks are recorded at their market value at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

The values of the Company’s intangible assets with defined useful lives is reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater between its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

At December 31, 2005, 2006 and 2007, the Company recorded no loss from impairment in the value of intangibles shown in the consolidated balance sheet.

n) Leases

•	Sale and leaseback

The Company entered into sales and leaseback agreements that meet the conditions for consideration as a financial leases. Such agreements agave rise to losses derived from the difference between the ´assets´ selling price and its value in books that result in the recognition of deferred charges that are being amortized based on the remaining useful life of the related assets at the time of sale.

•	Operating leases

Rent paid under operating leases is recognized in results of operations as it accrues.

•	Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is basically the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any tax benefit or scrap value.

o) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive result of financing during the construction stage.

See Note 15 for the Company’s foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

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

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

q) Labor obligations

In the subsidiaries of certain countries in which the Company operates, as is the case of the subsidiaries in Mexico (Radiomóvil Dipsa, S.A. de C.V.) and in Puerto Rico (Telecomunicaciones de Puerto Rico, S.A.), there are defined benefit plans that require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

In Ecuador, the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican accounting Bulletin D-3, Labor Obligations, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

In conformity with the labor laws of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for companies. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable laws.

Such contributions are made to bodies designated by each government and are recorded as expenses when incurred.

r) Income tax and employee profit sharing

The Company recognizes deferred taxes using the asset and liability method. Under this method, deferred taxes are recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using either the enacted income tax rate or the flat-rate business tax (FRBT) rate, as the case may be, at the balance sheet date, or the rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

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

s) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2005, 2006 and 2007, advertising expense aggregated Ps. 6,121,140, Ps. 5,408,146 and Ps. 7,175,663, respectively.

t) Comprehensive income

Comprehensive income consists of current year net income plus the following items applied to stockholders’ equity: the effect of translation of financial statements of foreign entities, changes in non-controlling interest, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available-for-sale, the effect of the swap valuation, and the effect of current year deferred taxes. At December 31, 2006 and 2007, an analysis of other accumulated comprehensive income items is as follows:

	2006		2007
Net monetary position gain upon adoption of B-10	Ps.	19,327	Ps.	19,327
Effect of translation of foreign entities		(373,879)		9,769,836
Result from holding non-monetary assets		(14,062,719)		(14,562,294)
Deferred taxes		851,596		771,928

	Ps.	(13,565,675)	Ps.	(4,001,203)

u) Earnings per share

The Company determined earnings per share by dividing net income by the average weighted number of shares issued and outstanding during the period. In determining the average weighted number of shares issued and outstanding, shares acquired by repurchase have been excluded. As a result of the merger mentioned in Note 3, all information relative to shares and earnings per share has been retroactively adjusted to recognize the net cancellation of shares mentioned in Note 3.

v) Use of estimates

The preparation of financial statements in conformity with Mexican FRS requires the use of estimates and assumptions that could affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

w) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. The Company has no significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

The Company operates internationally; consequently, it is exposed to market risks from fluctuations in exchange rates.

Approximately 45%, 34% and 21% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2005, 2006 and 2007, respectively, represented services rendered by one supplier; approximately 65%, 63%, and 75%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 41%, 81% and 58%, respectively, of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

x) Derivative financial instruments

The Company uses currency swaps and forward contracts to mitigate foreign currency risks. However, since the Company has not formally documented the hedge relationship, it does not apply hedge accounting rules to derivative financial instruments.

Derivatives are presented in the balance sheet at their fair value, which is obtained from financial institutions with which the Company has entered into the related agreements. Changes in the fair value of derivatives are recognized in the accompanying statement of income under “Other financing costs, net” caption.

In addition to derivatives, the Company’s principal financial instruments consist of bank loans, financial leases, accounts payable and loans granted. The main purpose of these liability instruments is to finance the Company’s operations. The Company has several financial assets, such as accounts receivable and short-term deposits, that are derived directly from its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Board of Directors reviews and approves the Company’s risk management policies.

y) Statement of income presentation

Costs and expenses in the Company’s statement of income are presented by a combination of their nature and function since such classification is the one followed in our industry, thereby allowing comparability with other companies in the telecommunications industry.

The presentation of operating income is shown in the statement of income, since operating income is an important indicator used for evaluating the Company’s performance. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other ordinary income (expense). This presentation is comparable to the one used in the financial statements for the years ended December 31, 2005 and 2006.

z) Segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

zz) New accounting pronouncements

i) The most important new pronouncements that came into force in 2007 are as follows:

—Mexican Financial Reporting Standards

Mexican FRS B-3, Statement of Operations

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain Mexican FRS. The primary sections of the statement of income have been redefined to embody the concepts of “ordinary items” and the classification of income. Also, the caption Initial accumulated effect of accounting changes has been eliminated from such statement, as established in Mexican FRS B-1, Accounting Changes and Error Corrections.

Mexican FRS B-3 also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both. Mexican FRS B-3 does not require the presentation of operating income in the statement of operations, but still allows for it when operating income is deemed to be an important indicator for evaluating a particular entity’s performance. When an entity does decide to include the operating income caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

Mexican FRS C-13, Related Parties

This Mexican FRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The adoption of the requirements of Mexican FRS C-13 had no effect on the Company’s financial position or on its results of operations.

Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing

Mexican FRS D-6 establishes that entities must capitalize comprehensive result of financing (CRF), which had been optional, under Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalized CRF is defined as the amount attributable to qualifying assets that could have been avoided if its acquisition had not taken place, which in the case of Mexican peso denominated financing, includes its interest and the net monetary position, and in the case of foreign currency denominated financing, it also includes any exchange gain or losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged period of time to carryout the activities to get them ready for their intended use, that are to be sold or leased that require a prolonged period to be acquired or readied for its sale or lease including inventories that require a period of time to take possession or to get them in conditions for their sale. The capitalization of the comprehensive result of financing starts and continues while investments for its acquisition are being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

Mexican FRS D-6 establishes that the amount of capitalized CRF will be determined based on the loans that were specifically used to acquire the qualifying assets, or if such identification cannot be made, by applying the weighted average capitalization rate for financing to the weighted average number of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

For the year ended December 31, 2007, the adoption of Mexican FRS D-6 represented a decrease in comprehensive financing cost and an increase in current year income for the year of Ps. 1,158,576 (Ps. 834,175 net of deferred taxes). Had the Company adopted Mexican FRS D-6 for the years ended December 31, 2005 and 2006, comprehensive financing cost would have decreased by Ps. 1,266,249 and Ps. 1,379,688, respectively.

Mexican FRS interpretation 4, Presentation of Employee Profit Sharing in the Statement of Operations

Mexican FRS interpretation 4 establishes, based on the result of the analysis of Mexican FRS B-3, Mexican FRS D-3 and Mexican FRS D-4, that employee profit sharing must be presented in the statements of income as an ordinary expense.

Mexican FRS interpretation 8, Effects of the Flat-Rate Business Tax

In December 2007, the Consejo Mexicano para la Investigación y desarrollo de Normas de la Información Financiera, A.C. (Mexican Financial Information Standards Research Development Board or “CINIF”) issued the Mexican FRS interpretation 8, which is effective for years beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the new flat rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

Mexican FRS interpretation 8 establishes that the FRBT is a tax on income; therefore its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first prepare financial projections to determine whether its future taxable base would result in a FRBT payable or regular income tax payable. Based on the results of these projections, taxpayers will be able to identify the expected behavior of FRBT and regular income tax.

Entities that have determined that they will essentially pay FRBT in future years must recognize the effects of deferred FRBT in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and FRBT credits existing in 2007 for which payment or recovery of FRBT is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay FRBT in the future must also eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of income as part of the caption Taxes on Income or in stockholders’ equity when it relates to other comprehensive income (loss) items.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the financial statements, which is expected to be in force at the time the deferred FRBT assets and liabilities will be realized (16.5% in 2008, 17% in 2009 and 17.5% in 2010 and subsequent years).

Deferred FRBT for the period must be recognized as a deferred tax expense or income in the statement of income of the period as part of the tax on profits caption, or in stockholders’ equity for those amounts associated with comprehensive income items, and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the Company must disclose an analysis of the taxes on income presented in the statement of income, showing the amounts of current and deferred FRBT expense. The entity must also mention the deferred FRBT related to other comprehensive items.

Based on the FRBT Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. This amount must be recognized in the 2007 financial statements as a tax account receivable and any amount of asset tax considered unrecoverable must be recognized as an expense in the 2007 statement of income as part of the Taxes on income caption. Starting 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable.

The deferred effects from the application of this new tax in lieu of the asset tax, represented a decrease in the 2007 net income of Ps. 117,237.

ii) The most important new pronouncements that come into force in 2008 are as follows:

Mexican FRS B-2, Statement of Cash Flows

In November 2007, Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

Mexican FRS B-10, Effects of Inflation

In July 2007, the CINIF issued Mexican FRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from any type of environment to the other. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders’ equity, under Retained earnings (accumulated deficit), must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to Retained earnings, while the unrealized portion must be maintained as such within stockholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the Retained earnings caption.

The effect of the adoption of this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information (to the extent that inflation stays at current levels) and its reclassifying the total amount of the result from holding non-monetary assets to retained earnings.

Mexican FRS B-15, Foreign Currency Translation

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, as of its effective date.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating transactions with companies abroad, from the recording currency to the functional currency, and from the functional currency to the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is carried out. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders’ equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of Comprehensive income in stockholders’ equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations are carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out. Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders’ equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) difference resulting from the translation or the consolidation process or from applying the equity method must be recognized as a cumulative translation adjustment as part of Comprehensive income in stockholders’ equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity, since if the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented with no charge to the translation made at the issuance date. However, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be expressed in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the audit report on these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-3, Employees Benefits

On January 1, 2008, the new Mexican FRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under Mexican FRS D-4; and iv) current-year and deferred employee profit sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items have an effect on results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of the audit report on these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

Mexican FRS D-4, Taxes on Profits

In July 2007, the CINIF issued Mexican FRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

Under this standard, the accumulated effect of deferred income tax, derived from the adoption of Mexican accounting Bulletin D-4, will temporarily be reclassified to retained earnings, except for the portion corresponding to comprehensive income items, which will be reclassified to results of operations when the item giving rise to them is taken to income.

zz.1) Convenience translation

U.S. dollar amounts as of December 31, 2007 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2007, divided by an exchange rate of Ps. 10.87 per dollar, which is the December 31, 2007 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

zz.2) Reclassifications

Certain amounts and captions shown in the 2005 and 2006 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 financial statements. The changes in these reclassifications were recognized retrospectively in the balance sheet and the Statement of Changes in Financial Position, in conformity with Mexican FRS B-1, Accounting Changes and Error Corrections. Based on the provisions of Mexican accounting Bulletin B-3, the Company reclassified from 2005 and 2006, Ps. 5,162 and Ps. 342,637, respectively, from the Taxes on profits caption to the employee profit sharing recognized as part of operating income. In addition the Company reclassified Ps. 1,375,713 of unrealized losses on marketable securities from the investing activities section in 2006 to the operating activity section. Also the Company reclassified Ps. 1,905,126 of tax asset from Accounts payable and a to Deferred tax caption.

3. Merger

At an extraordinary meeting held on December 13, 2006, the stockholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) (disappearing companies) into América Móvil (surviving company).

Prior to the merger, the principal business strategy of AMTEL and Corporativo was to hold equity interest in América Móvil.

Derived from the merger, (i) the stockholders of AMTEL received 4.07128 shares of América Móvil for each of their shares (before the merger, AMTEL hold 14,630,000,000 of América Móvil shares), (ii) América Móvil cancelled, on a net basis, 603,143,698 Series “L” shares (658 and 772 million shares in 2004 and 2005, respectively) and issued 14,026,856,302 shares of the corresponding series.

The stockholders of AMTEL, at their request and subject to not exceeding the limits corresponding to each series of shares and to the holding restrictions contained in América Móvil’s bylaws, received shares of América Móvil on a proportional basis (see Note 18).

Derived from the fact that AMTEL and Corporativo were entities under the common control of the Company’s majority stockholder, in conformity with Mexican FRS, América Móvil restructured the financial information from prior years so as to present corporate information of 2005 combining the results of operations of the merged entities in a way similar to a pooling of interest.

Highlights of net income, stockholders’ equity and earnings per share comparing amounts as originally disclosed in 2005 and those including the effects of the merger, are as follows:

	December 31, 2005

Net income:
As first issued	Ps.	34,157,057
Restructured (as presented)		33,052,906
Stockholders’ equity:
As first issued		92,472,363
Restructured (as presented)		77,908,931
Earnings per share:
As first issued		0.96
Restructured (as presented)		0.92

A summary of the effects of the merger on the statement of income for the year ended December 31, 2005 is as follows:

	Year ended December 31, 2005
	As first issued		Results of merged companies		Eliminations		As presented
Total revenues	Ps.	196,637,794	Ps.	356,449	Ps.	(356,449)	Ps.	196,637,794
Operating costs and expenses		160,267,554		16,699		(356,449)		159,927,804

Operating income		36,370,240		339,750				36,709,990
Comprehensive financing cost		(1,288,989)		(1,501,464)				(2,790,453)
Other expenses		(440,973)		(762)				(441,735)
Income tax provisions		(363,493)		58,324				(305,169)
Equity interest in net loss of affiliated companies		(45,734)						(45,734)

Net income (loss) before non-controlling interest		34,231,051		(1,104,152)				33,126,899
Non-controlling interest		(73,993)						(73,993)

Net income (loss)	Ps.	34,157,058	Ps.	(1,104,152)	Ps.	—	Ps.	33,052,906

4. Short Term Investments

An analysis of the Company’s investments in marketable securities at December 31, 2006 and 2007 is as follows:

	2006				2007
	Cost		Fair value		Cost		Fair value
For trading securities:
Equity securities	Ps.	1,029,123	Ps.	1,549,312	Ps.	52,372	Ps.	49,931

Available-for-sale securities:
US Commercial (CompUSA)		595,318		595,318		—		—

	Ps.	1,624,441	Ps.	2,144,630	Ps.	52,372	Ps.	49,931

a) At December 31, 2005, 2006 and 2007, the net unrealized gain (loss) on for-trading securities was Ps. (23,166), Ps. 520,189 and Ps. (2,441), respectively. The net realized gain was Ps. 98,142, Ps. 15,214 and Ps. 29,604 for the years ended December 31, 2005, 2006 and 2007, respectively. All such valuation results are recognized in results of operations.

b) At December 31, 2005, the net unrealized loss on investments classified as available-for-sale of Ps. 371,182 was recorded under other accumulated comprehensive income items in the statement of changes in stockholders’ equity. At December 31, 2006, the amount of the unrealized loss resulting from the loss of the market value mentioned in the following paragraph, was reclassified to comprehensive cost of financing under the other financial expenses caption, as a result of the loss in market value as described below.

c) As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2006 and 2007, the Company recorded an other than temporary loss of Ps. 1,375,713 and Ps. 1,362,900, respectively, in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

5. Accounts Receivable

a) An analysis of this caption at December 31 is as follows:

	December 31,
	2006		2007
Subscribers	Ps.	17,169,209	Ps.	22,724,331
Distributors		9,080,482		11,341,424
Cellular operators for interconnections and other connections		7,161,102		7,961,177
Recoverable taxes		5,830,178		6,656,109
Sundry debtors		3,111,413		2,117,730

		42,352,384		50,800,771
Less: Allowance for doubtful accounts of customers and distributors		(4,324,981)		(6,044,433)

Total	Ps.	38,027,403	Ps.	44,756,338

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005		2006		2007
Balance at the beginning of the period	Ps.	(3,452,083)	Ps.	(4,042,952)	Ps.	(4,324,981)
Increase through charge to expenses		(3,024,632)		(2,908,572)		(4,642,250)
Charges to allowance		2,433,763		2,626,543		2,922,798

Balance at the end of the period	Ps.	(4,042,952)	Ps.	(4,324,981)	Ps.	(6,044,433)

c) In 2005 and 2006, Enitel sold, without recourse, its fully reserved bad debt portfolio to unrelated parties for Ps. 161 (USD 13) and Ps. 1,749 (USD 155), respectively.

6. Inventories

An analysis of inventories is as follows:

	December 31,
	2006		2007
Cellular telephones, accessories, cards and others	Ps.	21,075,155	Ps.	22,193,767
Less:
Reserve for obsolete and slow-moving inventories		(1,006,440)		(1,133,737)

Total	Ps.	20,068,715	Ps.	21,060,030

7. Other Assets

a) An analysis of this caption at December 31 is as follows:

	December 31,
	2006		2007
Current assets:
Sale and leaseback of a portion of the telephone plant	Ps.	1,619,243	Ps.	1,647,361
Advances to suppliers (including advertising, insurance and maintenance)		2,040,667		1,345,239
Other		146,030		161,185

	Ps.	3,805,940	Ps.	3,153,785

Non-current assets:
Long-term taxes	Ps.	1,088,986	Ps.	1,189,069
Sale and leaseback of a portion of the telephone plant		6,149,266		4,865,308
Prepayment to related parties for optic fiber usage (Telmex and Telmex Internacional)		—		1,029,529
Other		649,814		1,751,349

Total	Ps.	7,888,066	Ps.	8,835,255

a) From January 2003 to December 2007, the Company sold part of its telephone plant to unrelated parties for Ps. 6,793 million and then again leased the plant under financial leaseback agreements. Such assets are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2005, 2006 and 2007 was Ps. 1,570,831, Ps. 2,397,096 and Ps. 3,118,875, respectively.

8. Plant, Property and Equipment

a) An analysis of plant, property and equipment is as follows:

	December 31,
	2006		2007
Telephone plant and equipment	Ps.	194,541,015	Ps.	259,846,353
Land and buildings		9,404,080		16,218,421
Other assets		23,966,060		31,130,595

		227,911,155		307,195,369
Less: Accumulated depreciation		(97,967,307)		(161,588,087)

Net		129,943,848		145,607,282
Construction in progress and advances to equipment suppliers		11,808,647		19,740,478
Inventories, primarily for use in the construction of the telephone plant		1,337,460		1,736,146

Total	Ps.	143,089,955	Ps.	167,083,906

b) Included in plant, property and equipment are assets held under capital leases at December 31, 2006 and 2007, as follows:

	2006		2007
Assets under capital leases	Ps.	6,113,779	Ps.	6,793,053
Accumulated depreciation		(1,792,126)		(3,136,116)

	Ps.	4,321,653	Ps.	3,656,937

c) Depreciation expense for the years ended December 31, 2005, 2006 and 2007 was Ps. 16,559,682, Ps. 19,774,627 and Ps. 31,162,660, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarily in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796 million increase in depreciation for 2007.

e) During the year ended December 31, 2007, the Company acquired assets that qualify to determine a capitalized interest, the amount of those assets was Ps. 21,103,165 and capitalized comprehensive financing income for the same period of Ps. 1,158,576. An analysis is as follows:

	2007
Accumulated amount of investment to acquire qualifying assets	Ps.	21,103,165
Capitalized comprehensive financing cost		1,158,576
Amortization or depreciation terms		7 years
Annual capitalization rate		5.8%

f) An analysis of the comprehensive cost of financing to capitalize accounts for the year is as follows:

	Year ended December 31, 2007
Total comprehensive cost of financing accrued	Ps.	(1,546,061)
Capitalized amount		1,158,576

Comprehensive cost of financing	Ps.	(387,485)

9. Intangible Assets

An analysis of intangible assets at December 31, 2006 and 2007 is as follows:

	December 31, 2006
	Balance at beginning of year		Acquisitions		Reversals		Amortization expense		Effects of translation of foreign subsidiaries, net		Balance at the end of the year
Licenses	Ps.	33,039,628	Ps.	2,875,783	Ps.	(116,422)					Ps.	35,798,989
Effect of translation		12,415,675							Ps.	4,075,626		16,491,301
Accumulated amortization		(11,716,941)		(838,233)	42,712		Ps.	(5,072,797)				(17,585,259)

Net	Ps.	33,738,362	Ps.	2,037,550	Ps.	(73,710)	Ps.	(5,072,797)	Ps.	4,075,626	Ps.	34,705,031

Trademarks	Ps.	10,204,951	Ps.	214,203							Ps.	10,419,154
Effect of translation		(709,573)							Ps.	(6,458)		(716,031)
Accumulated amortization		(2,665,097)					Ps.	(904,049)				(3,569,146)

Net	Ps.	6,830,281	Ps.	214,203			Ps.	(904,049)	Ps.	(6,458)	Ps.	6,133,977

Goodwill	Ps.	16,735,161	Ps.	13,557,536							Ps.	30,292,697
Effect of translation		2,246,938							Ps.	(67,440)		2,179,498
Accumulated amortization		(5,763,776)										(5,763,776)

Net	Ps.	13,218,323	Ps.	13,557,536					Ps.	(67,440)	Ps.	26,708,419

	December 31, 2007
	Balance at beginning of year		Acquisitions		Reversals		Amortization expense		Effects of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	35,798,989	Ps.	2,089,815							Ps.	37,888,804
Effect of translation		16,491,301							Ps.	5,468,598		21,959,899
Accumulated amortization		(17,585,259)					Ps.	(5,699,140)				(23,284,399)

Net	Ps.	34,705,031	Ps.	2,089,815			Ps.	(5,699,140)	Ps.	5,468,598	Ps.	36,564,304

Trademarks	Ps.	10,419,154	Ps.	370,785							Ps.	10,789,939
Effect of translation		(716,031)							Ps.	(66,002)		(782,033)
Accumulated amortization		(3,569,146)					Ps.	(837,606)				(4,406,752)

Net	Ps.	6,133,977	Ps.	370,785			Ps.	(837,606)	Ps.	(66,002)	Ps.	5,601,154

Goodwill	Ps.	30,292,697	Ps.	17,649,528							Ps.	47,942,225
Effect of translation		2,179,498							Ps.	366,925		2,546,423
Accumulated amortization		(5,763,776)										(5,763,776)

Net	Ps.	26,708,419	Ps.	17,649,528					Ps.	366,925	Ps.	44,724,872

a) A description of the principal changes in the caption Licenses at December 31, 2006 and 2007 is as follows:

For the year ended December 31, 2007:

In March 2007, the Company acquired Telecomunicaciones de Puerto Rico, Inc. including its licenses´ (See Note 10.I).

In September 2007, the Company was granted the rights to exploit the 1,895 and 1,970 MHZ radio spectrum frequency F sub-bands to operate and provide cellular telephony services in El Salvador. The amount paid by the Company for such licenses was Ps. 177,269.

In September 2007, the Company acquired a B band license for frequencies between 835 and 894 MHZ to operate and provide cellular telephony services in Peru. The amount paid by the Company for such licenses was Ps. 251,965.

For the year ended December 31, 2006:

1) A definitive ruling issued by the Federal Tax and Administration Court in favor of Telcel established that:

i) The consideration paid by Telcel to the Federal Government in the amount of Ps. 116,422 as initial payment and additional payments of Ps. 1,998,539 for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) to the concession originally granted by the Ministry of Communications and Transportation (SCT) in October 2000, was unjustified, since such considerations were determined based on a law that was no longer in force.

ii) Telcel should in fact have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from Ps. 116,422 to Ps. 2,265,931, for the extension and modification of the concession granted.

Thus in April 2006, the Company adjusted the value of the license considering what best reflects the current status of the asset, in conformity with Mexican FRS, as follows: i) recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, which gave rise to a net investment for licenses of Ps. 1,354,070 (Ps. 2,265,931 in investment, less Ps. 838,151 in accumulated amortization, less Ps. 73,710 of the original net cost of the investment); ii) recognizing an increase in the value of the license of Ps. 2,149,509, covered by a cash payment of Ps. 150,970 and a recovery of Ps. 1,998,539 of the payment made to Federal Government for its share in gross income; and iii) recording a credit to results of operations of Ps. 1,203,100 in the other income caption.

2) Pursuant to amendments to the Federal Contributions Law (Ley Federal de Derechos) enacted in 2003,owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. Telcel has challenged its obligation to pay such annual fees (derechos) as it believes it is contrary to the Mexican Constitution and certain provisions of the Telecommunications Law. Telcel has obtained a preliminary injunction against the payment of these fees. The authorities appealed such resolution before the corresponding court, which sent this matter to the Mexican Supreme Court (Suprema Corte de Justicia de la Nación or the “Mexican Supreme Court”) for final resolution. If the Mexican Supreme Court confirms the favorable resolution issued by the lower court that granted the injunction to Telcel, Telcel may register a gain as a result of such final resolution.

3) In May 2006, the Company acquired two 800 MHz licenses to operate and provide cellular telephony services in Santiago, Chile. The amount paid by the Company for such licenses was Ps. 542,483.

b) License amortization and trademark amortization expense for the year ended December 31, 2005 was Ps. 3,938,607 and Ps. 899,563, respectively.

c) During 2006 and 2007, the Company also acquired Ps. 2,703,837 and Ps. 685,679, respectively, in customer related intangible assets as a result of certain acquisitions. These intangible assets are being amortized over their estimate lives in a 20 year period.

d) Subsequent event—As part of its strategy to rollout 3G services in Brazil, the Company was awarded a license to operate 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions of Brazil. The amount paid for this new right during April 2008 was Ps. 8,600 million (approximately 1.4 billion Brazilian reais).

10. Equity Investments and Others

An analysis of this caption at December 31, 2006 and 2007 is as follows:

	2006		2007
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps.	468,881	Ps.	527,524
Other investments		111,848		62,091

Total	Ps.	580,729	Ps.	589,615

I. Investments in subsidiaries

During 2006 and 2007, the Company made a number of investments in subsidiaries as described below. The Company determined the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on estimated fair values at the acquisition date is as follows:

—2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets	Ps.	4,747,995	Ps.	160,850	Ps.	4,908,845
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597		—		397,597
Customer list and relationships		2,703,837		—		2,703,837
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company acquired 100% of the outstanding shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (USD 1,890 million before the net debt assumed, which was approximately Ps. 4,104,288 or USD 370,830). At the time of acquisition, the Company recognized a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216 (USD 934 million).

Telecomunicaciones de Puerto Rico provides telecommunication services, including fixed-line and cellular services in Puerto Rico. Puerto Rico’s results of operations have been included in the consolidated financial statements since April 2007. The Company expects the acquisition of Puerto Rico to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition from foreign investors of 100% of the outstanding shares of Oceanic Digital Jamaica, LTD. Oceanic Digital Jamaica (ODJ) provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (USD 73,648) before net cash of Ps. 15,548 (USD 1,431). Jamaica’s results of operations have been included in the consolidated financial statements since December 2007. The Company expects the acquisition of Jamaica to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

An analysis of the preliminary purchase price of the net assets acquired per Company based on fair values ate the acquisition date is presented in the table above.

At December 31, 2007 the Company is waiting on final purchase price allocation report.

—2006 Acquisitions

a) On December 1, 2006, the Company acquired 100% of the shares of Compañía Dominicana Teléfonos C. por A. from Verzion Communications, Inc., for which the Company paid Ps. 27,557,056 (USD 2,415,000) (USD 2.06 billion before net cash adjustments). Dominicana’s results of operations have been included in the consolidated financial statements since that date. Compañía Dominicana provides telecommunication services, including fixed-line and cellular services in the Dominican Republic. The Company expects the acquisition of Dominicana to contribute to the strategy of becoming the leading wireless communication provider in Latin America. An analysis of the fair value of the net assets acquired is as follows:

	Compañía Dominicana de Teléfonos C. por A.
Current assets	Ps.	7,336,616
Fixed assets		8,965,886
Trademarks		214,203
Other assets		296,328
Less:
Total liabilities		2,813,513

Fair value of net assets acquired	Ps.	13,999,520

% of equity acquired		100%

Net assets acquired		13,999,520
Amount paid		27,557,056

Goodwill generated	Ps.	13,557,536

—2005 Acquisitions

In 2005, the Company acquired the following companies, whose purchase price was distributed as follows:

	Smartcom (Chile)		América móvil Perú S.A.C.		AMX Paraguay		Total
Current assets	Ps.	1,750,161	Ps.	656,278	Ps.	128,663	Ps.	2,535,102
Fixed assets		3,686,088		2,153,230		229,037		6,068,355
Licenses		425,848		972,160		5,891		1,403,899
Other assets		197,874		1,634,836		8,687		1,841,397
Less:
Liabilities other than debt		866,985		1,606,360		74,622		2,547,967
Long-term debt		—		878,881		3,120		882,001

Fair value of net assets acquired		5,192,986		2,931,263		294,536		8,418,785
% of equity acquired		100%		100%		100%		100%

Net assets acquired		5,192,986		2,931,263		294,536		8,418,785
Amount paid		5,887,844		4,783,592		294,536		10,965,972

Goodwill generated	Ps.	694,858	Ps.	1,852,329	Ps.	—	Ps.	2,547,187

a) AMX Paraguay

In July 2005, the Company acquired a 100% interest in Hutchinson Paraguay, S.A. (currently AMX Paraguay, S.A.), for which paid Ps. 294,536 (US$ 25 million). AMX Paraguay provides telecommunication services, including wireless services, throughout the Republic of Paraguay.

b) Claro Chile (formerly SMARTCOM)

In August 2005, the Company acquired from the Spanish company Grupo Endesa Participadas, S.A. a 100% interest in the Chilean company Smartcom, S.A. Smartcom provides telecommunication services, including wireless services, throughout the Republic of Chile. The total amount paid for the net assets acquired was Ps. 5,887,844 (US$ 505 million).

c) América Móvil Perú, S.A.C.

In August 2005, the Company acquired from TIM International N.V., a subsidiary of the Telecom Italia Group, a 100% interest in the Peruvian company, TIM Peru S.A.C. (nowadays América Móvil Peru S.A.C.), for which the Company paid Ps. 4,783,592 (US$ 408 million). América Móvil Peru provides telecommunication iservices, including wireless services, throughout the Republic of Peru.

—Other acquisitions

a) In 2006 and 2007, the Company paid Ps. 11,247 and Ps. 53,184, respectively, to acquire non-controlling interests in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 10,590 and Ps. 46,580, respectively, and the difference between the book value and price paid is reflected in stockholder’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

b) On October 31, 2006, the Company exercised its option to acquire 1.1% of Telecom América’s capital stock from a minority stockholder, thus increasing its shareholding from 98.9% to 100%. The Company paid Ps. 1,916,630 (USD 172.5 million) for the shares whose book value was Ps. 491,256. The difference between the book value and price paid is reflected in stockholder’ equity.

c) In 2005, the Company paid Ps. 96,970 (US$ 8,092) to acquire non-controlling interest shares in Brazil, Guatemala, Nicaragua and El Salvador. The book value of such shares was Ps. 600,147 and the difference between the book value and purchase price was recognized in stockholders´ equity. Due to such acquisition, the Company´s equity interest increased from 97.8% to 98.9% in Brazil, from 99% to 99.08% in Guatemala, from 99% to 99.26% in Nicaragua and from 94.9% to 95.75% in El Salvador.

—Sale of subsidiaries and affiliated companies

In July 2005, the Company (following a capital reduction in which all the stockholders participated proportionally), sold its 40.3% equity interest in Technology and Internet, LLC and its 25% equity interest in Technology Fund One, LLC to Grupo Condumex, S.A. de C.V. (related party) for Ps. 34,436 (US$ 3 million). Such sale gave rise to a loss of Ps. 86,662, which was recognized in stockholders´ equity, since the sale was made between entities under common control

—General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

—Unaudited pro forma financial data

The following unaudited consolidated pro forma financial data for the years ended December 31, 2005, 2006 and 2007 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

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

	Unaudited pro forma consolidated for the years ended December 31,
	2005		2006
Operating revenues	Ps.	210,666,487	Ps.	252,186,067
Income from continued operations		34,990,027		47,205,180
Net income		34,990,027		47,205,180
Earnings per share (in Mexican pesos)		0.94		1.28

	Unaudited pro forma consolidated for the years ended December 31,
	2006		2007
Operating income	Ps.	266,221,150	Ps.	315,134,489
Income from continued operations		49,007,976		58,786,349
Net income		49,007,976		58,786,349
Earnings per share (in Mexican pesos)		1.38		1.67

11. Financial instruments

At December 31, 2006 and 2007, the financial instruments contracted by the Company are as follows:

	Amounts in millions
	2006				2007
Financial instrument	Notional amount		Fair value		Notional amount		Fair value
Interest-rate swaps in Mexican pesos	Ps.	3,000	Ps.	79	Ps.	2,000	Ps.	79
Cross-currency swaps	US$	1,410		(208)	US$	1,110		(245)
Interest-rate swaps and cross-currency swaps	US$	400		(319)	US$	350		(134)
Forwards dollar-peso	US$	770		(609)	US$	1,650		(17)

Total			Ps.	(1,057)			Ps.	(317)

With respect to the aforementioned financial instruments the valuation gain (loss) at December 31, 2005, 2006 and 2007 amounted Ps. (1,308,843), Ps. 504,771 and Ps. 23,851, respectively. Such amounts were included in the statement of income as part of comprehensive cost of financing under the caption Other financing costs, net.

12. Labor Obligations

The Company’s obligations for post-retirement seniority premiums, pension and retirement plans and medical services in the countries in which it operates and that have benefit and defined contribution plans are as follows:

a) Puerto Rico

Pension plan

In accordance with the provisions of the Employee Retirement Income Security Act issued in 1974, all full-time employees are entitled to a pension plan and the contributions to such plan are income tax deductible.

This pension plan is comprised of two types of payment:

a)	Life-long or retirement pension to which employees are entitled to when they have reach a certain number of years of service and that is computed by applying certain percentages to the number of years of service and based on the employee’s salary of the last three years.

b)	The payment of an amount that ranges from 9 to 12 months of the employee’s current salary. The number of months (9 to 12) also depends on the years of service.

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans, are as follows:

	Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year
Acquisition effect	Ps.	15,199,076	Ps.	7,122,088
Labor cost		184,291		57,113
Financial cost on projected benefit obligation		670,336		322,672
Actuarial loss		—		84,343
Other amended plans		—		(164,536)
Payments from trust fund		(810,293)		(276,686)

Projected benefit obligation at end of year	Ps.	15,243,410	Ps.	7,144,994

Changes in plan assets:
Established fund at beginning of year
Acquisition effect	Ps.	12,514,255	Ps.	—
Projected return on plan assets		781,597		—
Employer contributions		1,041,210		276,686
Payments from trust fund		(810,295)		(276,686)

Established fund at end of year	Ps.	13,526,767	Ps.	—

Net liabilities	Ps.	(1,716,642)	Ps.	(7,144,994)
Unrecognized actuarial loss, net		(2,065)		84,343

Liabilities	Ps.	(1,718,707)	Ps.	(7,060,651)

Balance sheet amounts are comprised of the following:
Current liability items	Ps.	—	Ps.	(318,173)
Non-current liability items		(1,716,642)		(6,826,821)

Net pension liability	Ps.	(1,716,642)	Ps.	(7,144,994)

Net period cost

The net period cost at December 31 is comprised of the following elements:

	Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	184,291	Ps.	47,779
Financial cost on projected benefit obligation		670,336		322,672
Projected return on plan assets		(779,532)		—

	Ps.	75,095	Ps.	370,451

Projected benefit obligation	Ps.	15,243,410	Ps.	7,144,994
Accumulated benefit obligation		13,953,983		7,144,994
Fair value of plan assets		13,526,767		—

Actuarial assumption

The average actuarial rates used to determine labor obligations are as follows:

Long-term rate of return	8.	50%		—
Rate of future salary increases	4.	00%	4.	00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

Post–retirement benefits
Cost percentage of increase in health care for the following year	7.00%
Cost percentage due to death	5.00%
Year to which this level will be maintained	2010

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

Post–retirement benefits
Cost percentage of increase in health care for the following year	8.50%
Cost percentage due to death	5.00%
Year to which this level will be maintained	2010

Plan assets

The Company invests its plan assets at the following percentages:

Capital instruments	61%
Debt instruments	35%
Other	4%

100%

Cash flows

During 2007, the Company contributed approximately Ps. 1,041,210 (US$ 95,787) to the pension plan fund and Ps. 276,686 (US$ 25,454) to the post-retirement obligations fund. In accordance with current regulations, during 2008, the Company expects to contribute approximately Ps. 1,445 (US$ 133) to the pension plan fund and Ps. 315 (US$ 29) to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post–retirement benefits
2008	Ps.	978,697	Ps.	355,629
2009		980,783		381,143
2010		977,958		403,234
2011		971,666		422,532
2012		963,680		441,374
2013-2017		5,122,283		2,470,333

An analysis of future payments for medicines is as follows:

	Post–retirement benefits
2008	Ps.	37,445
2009		39,455
2010		40,966
2011		42,063
2012		42,987
2013-2017		221,877

b) For Mexico and Ecuador, the net period cost in 2005, 2006 and 2007 is Ps. 2,713, Ps. 3,323 and Ps. 3,819, respectively, for Mexico and Ps. 6,730, for Ecuador. The balance of labor obligations at December 2006 and 2007 is Ps. 14,084 and Ps. 17,652, respectively, for Mexico and Ps. 23,321 and Ps. 30,051, respectively, for Ecuador.

13. Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities caption is as follows:

	December 31
	2006		2007
Suppliers	Ps.	43,509,043	Ps.	51,512,873
Sundry creditors		5,703,895		5,900,047
Interest payable		2,069,327		2,115,082
Accrued expenses and other provisions		8,515,755		11,967,926
Guarantee deposits		511,590		541,345
Dividends		519,952		854,691

Total	Ps.	60,829,562	Ps.	72,891,964

b) At December 31, 2006 and 2007, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2006		Increase of the year		Payments				Balance at December 31, 2007
					Payments		Reversals
Vacations	Ps.	575,273	Ps.	951,652	Ps.	(397,370)	Ps.	(105,235)	Ps.	1,024,320
Office expenses		830,110		112,248		(362,679)		(3,119)		576,560
Professional fees		79,006		339,727		(300,527)		(254)		117,952
Retirement of assets provision		1,134,366		742,695		(338,406)		(218,860)		1,319,795
Loyalty program provision		500,084		719,173		(350,619)				868,638
Quantifiable contingencies provision		5,209,555		2,868,819		(76,976)		(783,546)		7,217,852
Other provisions		187,361		2,140,397		(1,484,949)				842,809

	Ps.	8,515,755	Ps.	7,874,711	Ps.	(3,311,526)	Ps.	(1,111,014)	Ps.	11,967,926

14. Debt

The Company’s short- and long-term debt consists of the following:

		2006				2007
Currency	Item	Rate	Maturity from 2007 to	Total 2006		Rate	Maturity from 2008 to	Total 2007
U.S. dollars
	Credits from Exim Banks	2.71%-3.2%	2010	Ps.	909,046	2.71% -3.2%	2010	Ps.	705,654
	Syndicated loans	L + 0.25%	2011		22,578,075	L + 0.25%	2011		8,149,650
	Fixed-rate senior notes	4.125% to 6.375%	2035		31,530,282	4.125% to 6.375%	2037		41,215,497
	Variable-rate senior notes	L 0.10% to L + 0.625%	2008		9,031,230	L + 0.10%	2008		5,433,100
	Lines of credit (variable)	L + 0.40%	2007		338,671	L +0.15% to L + 2.50%	2009		3,429,362
	Leases	8.28% to 8.31% and L + 1.50%	2009		1,009,670	5.40% to 8.75% and L +1.53% to L + 2.90%	2012		1,022,195

	Subtotal dollars				65,396,974				59,955,458

Mexican pesos
	Domestic senior notes	Sundry	2010		16,651,875	Sundry	2017		10,150,000
	Lines of credit	7.35% to 7.42%	2007		5,135,625	8.07%	2008		2,500,000
	Leases	TIIE + 0.15%	2008		3,666,525	TIIE +0.15%	2008		3,534,000
	Fixed-rate senior notes	8.46% to 9.00%	2036		13,487,500	8.46% to 9.00%	2036		13,000,000
	Commercial paper	7.23% to 7.46%	2007		3,112,500	7.04% to 7.88%	2008		3,000,000

	Subtotal Mexican pesos				42,054,025				32,184,000

Brazilian reais
	Lines of credit	10.5% to 11.9%	2014		855,390	10.5% to 11.9%	2014		1,452,482

	Subtotal Brazilian reais				855,390				1,452,482

Colombian pesos
	Commercial paper	7.80%	2007		756,371
	Bonds	CPI + 6.8% to 7.50% and fixed rate 7.59%	2013		4,538,225	CPI + 6.8% to 7.50% and fixed rate 7.59%	2016		4,853,968

	Subtotal Colombian pesos				5,294,596				4,853,968

Other currencies
	Bonds					6.41%	2012		453,212
	Lines of credit	4.65% to 12.25%	2007		1,650,211	5.60% to 10.00%	2012		5,853,274

	Subtotal other currencies				1,650,211				6,306,486

	TOTAL DEBT				115,251,196				104,752,394

	Less short-term debt and current portion of long-term debt				26,213,688				19,952,907

	Long-term debt				Ps.89,037,508			Ps.	84,799,487

(1)	L = LIBOR or London Interbank Offer Rate
(2)	TIIE = Weighted interbank interest rate determined daily by the Banco de Mexico and published in the Official Gazette.
(3)	DTF = Fixed-term deposits
(4)	CPI = Consumer price index

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2007 was approximately 7.18% (6.88% in 2006).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2006 and 2007 is as follows:

Debt	2006		2007
Domestic senior notes	Ps.	11,308,750	Ps.	8,433,100
Variable-rate securities		3,386,711
Lines of credit used		7,124,498		4,032,553
Commercial paper		3,868,871		3,000,000
Other loans				3,664,004

Total	Ps.	25,688,830	Ps.	19,129,657

Weighted average interest rate		7.44%		7.16%

An analysis of maturities of the Company’s long-term debt is as follows:

Years	Amount
2009	Ps.	10,929,794
2010		5,252,877
2011		8,384,282
2012		5,778,771
2013		1,146,200
2014 and thereafter		53,307,563

Total	Ps.	84,799,487

Senior Notes.—At December 31, 2005, the Company had senior notes of USD 3,253 (Ps. 35,349 million) maturing in 2009 and 2035. During 2006 and 2007, América Móvil has issued the following senior notes:

a) In December 2006, Ps. 8,000 million, maturing in 2036 and bearing annual interest of 8.46%, which is payable semiannually in June and December, beginning on June 18, 2007. In 2006 and 2007, accrued interest on the notes was Ps. 25,357 and Ps. 686,200, respectively.

b) In December 2006, USD 500 million (Ps. 5,644 million), maturing in 2008 and bearing variable annual interest at the three-month LIBOR plus 10 base points, which is payable quarterly beginning on March 27, 2007. In 2006 and 2007, accrued interest on the notes was Ps. 3,428 and Ps. 298,171, respectively.

c) In October 2007, USD 600 million (Ps. 6,520 million), maturing in 2017 and bearing fixed annual interest at 5.625%, and USD 400 million (Ps. 4,346 million), maturing in 2037 and bearing fixed annual interest at 6.125%; interest on both loans is payable biannually beginning on May 15, 2008. In 2007, accrued interest on the loans was Ps. 62,141 and Ps. 45,110, respectively.

All senior notes are unconditionally guaranteed by Telcel.

—Lines of credit guaranteed by institutions to promote exports—The Company has medium—and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2006 and 2007 is Ps. 909,046 (USD 81 million) and Ps. 705,654 (USD 65 million), respectively.

Domestic senior notes—The Mexican Banking and Securities Commission (CNBV) has authorized the Company to establish five programs for the issuance of domestic senior notes guaranteed by Telcel, four of these programs are for Ps. 5,000 million each, and the most recent program authorized by the CNBV in April 2006, is for Ps. 10,000 million. At December 31, 2006, the Company had made various issues for the first three programs for amounts ranging from Ps. 400 million to Ps. 1,750 million and maturities ranging from 3 to 7 years. At December 31, 2006 and 2007, the domestic senior note debt aggregates Ps. 7,314,375 and Ps. 10,150,000, respectively. In general, these issues bear a floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE) or the Mexican treasury certificate (CETES) rate.

In addition to the above, the Company has a commercial paper program authorized by the CNBV of Ps. 3,000 million which, at December 31, 2007, has been entirely issued.

—General

At December 31, 2006 and 2007, the Company had a number of bank facilities for approximately Ps. 22,917 million (USD 2,000 million) and Ps. 11,579 million (USD 1,066 million), respectively, bearing interest at the LIBOR plus a spread. Such facilities have similar terms as to covenants, and under all of the facilities América Móvil and Telcel are guarantors.

The Company is subject to financial and operating covenants under the loan agreements that limit America Móvil’s and /or Telcel´s ability to pledge assets, carry out certain types of mergers and sell off all or substantially all of its assets. The covenants do not restrict the ability of the subsidiaries to pay dividends or other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2007 and 2006, the Company was in compliance with all of its loan covenants.

At December 31, 2007, approximately 74% of the total outstanding consolidated debt is guaranteed by Telcel.

15. Foreign Currency Position and Transactions

At December 31, 2006 and 2007, América Móvil has the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2006		2007
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	2,945	10.88	3,169	10.87
Quetzal (Guatemala)	3,550	1.43	1,719	1.42
Brazilian reais	2,633	5.09	2,747	6.13
Colombian peso	535,902	0.005	49,626	0.005
Argentinean peso	621	3.55	1,092	3.45
Uruguayan peso	887	0.445	912	0.504
Cordoba (Nicaragua)	1,160	0.604	1,425	0.575
Lempira (Honduras)	336	0.572	400	0.571
Chilean peso	104,002	0.02	91,007	0.02
Peruvian sol	293	3.40	318	3.6
Guarani (Paraguay)	136,906	0.002	162,092	0.002
Dominican peso	22,478	0.322	32,175	0.316
Jamaican dollars			243	0.152
Euro	108	14.36
Swiss franc	53	8.93	95	9.59

	Foreign currency in millions at December 31
	2006		2007
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(8,951)	10.88	(9,197)	10.87
Quetzal (Guatemala)	(1,348)	1.43	(2,720)	1.42
Brazilian reais	(4,769)	5.09	(4,966)	6.13
Colombian peso	(1,405,956)	0.005	(1,586,363)	0.005
Argentinean peso	(909)	3.55	(2,131)	3.45
Uruguayan peso	(374)	0.445	(510)	0.504
Cordoba (Nicaragua)	(1,219)	0.604	(2,026)	0.575
Lempira (Honduras)	(945)	0.572	(1,955)	0.571
Chilean peso	(149,079)	0.02	(322,795)	0.02
Peruvian sol	(67)	3.40	(643)	3.63
Guarani (Paraguay)	(154,906)	0.002	(247,585)	0.002
Dominican peso	(10,120)	0.322	(11,770)	0.316
Jamaican dollars			(426)	0.152

At June 2, 2008, the date of the audit report on these financial statements, the exchange rates are as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	10.30
Quetzal (Guatemala)	1.38
Brazilian reais	6.32
Colombian peso	0.01
Argentinean peso	3.32
Uruguayan peso	0.53
Cordoba (Nicaragua)	0.53
Lempira (Honduras)	0.54
Chilean peso	0.02
Peruvian sol	3.63
Guarani (Paraguay)	0.002
Dominican peso	0.30
Euro	16.09
Swiss franc	10.00
Jamaican dollars	0.15

During the years ended December 31, 2005, 2006 and 2007, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the years:

	U.S. dollars (thousands)
	2005	2006	2007
Net revenues	8,576,256	11,622,733	17,131,480
Operating costs and expenses	8,531,766	10,549,571	14,576,815
Interest income	249,558	253,616	375,254
Interest expense	385,090	435,937	608,093
Other expenses, net	(54,288)	(31,348)	(465,427)

16. Commitments and Contingencies

a) As of December 31, 2007, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2007, the Company had the following commitments under non-cancelable leases:

Year ended December 31	Capital lease		Operating lease
2008	Ps.	4,185,822	Ps.	3,235,302
2009		470,646		2,678,127
2010		125,211		2,306,543
2011		5,733		1,911,185
2012		3,921		1,472,402
2013 and thereafter				2,325,320

Total		4,791,333	Ps.	13,928,879

Less interest		(235,138)

Present value of minimum net rental payments		4,556,195
Less current portion		(3,975,648)

Long-term obligations	Ps.	580,547

Rent charged to expenses in 2005, 2006 and 2007 aggregated Ps. 2,929,426, Ps. 4,092,642 and Ps. 5,052,082, respectively.

b) Commitments

At December 31, 2007, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately USD 205 million (approximately Ps. 2,228 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

Telcel

Cofeco

In December 2007 and April 2008, the Comisión Federal de Competencia (“Mexican Federal Antitrust Commission” or “Cofeco”) initiated general market investigations to ascertain whether one or more cellular operators have substantial market power on (i) the termination (interconnection) of calls made as part of the national and international calling party pays system and (ii) local voice services, respectively. As is contemplated by applicable law, Cofeco requested Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and certain of its subsidiaries to participate in the investigations. As of the date of the accompanying financial statements, Telcel and its subsidiaries have reserved their right to participate in the future, depending on the evolution of the investigation and the scope of preliminary findings (dictamen preliminar) to be published by Cofeco, as is required by law. The investigations are scheduled to conclude during 2008. According to the Ley Federal de Competencia Económica (“Mexican Antitrust Law”) and the Ley Federal de Telecomunicaciones (“Mexican Telecommunications Law”), if substantial market power is determined by Cofeco on one or more carriers, the Comisión Federal de Telecomunicaciones (the “Mexican Federal Communications Commission” or “Cofetel”) could impose specific dominant carrier regulations on such operators with respect to tariffs, quality of service and information, which may result in significant limitations on the ability of those operators to continue conducting business as currently conducted.

In addition to the investigation described above, since December 2007, Cofeco has initiated several other general market investigations to ascertain whether one or more operators have substantial market power on other telecommunications markets, including (i) leasing of local and long distance transmission circuits or lines; (ii) fixed local and long distance voice termination; (iii) voice local origination services and (iv) voice local transit services provided by local fix operators. As is contemplated by applicable law, Cofeco requested Telcel and certain of its subsidiaries to participate in the investigations. As of the date of the accompanying financial statements, Telcel and its subsidiaries have reserved their right to participate in the future, depending on the evolution of the investigation and the scope of preliminary findings (dictamen preliminar) to be published by Cofeco, as is required by law. These investigations are scheduled to conclude during 2008.

During the past six years, Cofeco has initiated administrative proceedings against Telcel for alleged anti-competitive behavior primarily in connection with (i) actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones; (ii) exclusivity agreements with certain content providers; and (iii) antitrust practices in the interconnection market. These proceedings are in varying procedural stages, and no final ruling against Telcel has been issued.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on Company’s operations. Telcel has not made provisions in the accompanying financial statements for these potential liabilities since as of the date of the accompanying financial statements, the amount of the possible contingency could not be reasonably estimated.

Interconnection

In December 2004, Telcel reached an agreement with various other telecommunications service providers as to the interconnection fees applicable under the “calling party pays” system for the period from January 1, 2005 until December 31, 2007. The agreement called for a gradual reduction of 10% per year in interconnection fees charged under the “calling party pays” system from the 2004 rate of Ps.1.90 per minute to Ps.1.39 by the end of 2007. The agreement also contemplated that these reductions would be reflected in the tariffs charged by fixed operators to their users. The new framework was promoted by the Cofetel and the related agreements were registered with Cofetel.

Certain telecommunications service providers challenged the tariff framework, arguing that the proposed interconnection fees did not properly take into account certain costs, and initiated proceedings with Cofetel to obtain their intervention in resolving the matter. In September 2006, Cofetel ruled on these challenges and established a framework of fees applicable to the operators that challenged the previous framework. Based on Cofetel’s ruling, the interconnection rate for “calling party pays” calls that the dissenting operators must pay Telcel from January 2005 through December 2010 are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007; Ps.1.12 per minute during 2008; Ps.1.00 per minute during 2009; and Ps.0.90 per minute during 2010. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that wireless operators were entitled to a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

Telcel initiated legal proceedings (juicio de amparo) challenging the resolution, and in addition, began participating in negotiations among fixed-line and wireless operators to establish a mutually acceptable interconnection tariff framework and resolve disputes arising from the resolution. During the last quarter 2006 and first quarter 2007, Telcel reached agreement with all cellular operators and a majority of the local fixed operators, including Telmex and some of the dissenting operators, to apply the following rates from 2007 through 2010: Ps.1.34 per minute or fraction of interconnection during 2007, Ps.1.21 per minute or fraction of interconnection during 2008, Ps.1.09 per minute or fraction of interconnection during 2009 and Ps.1.00 per minute or fraction of interconnection during 2010. These interconnection fees are not calculated based on the actual number of seconds of use, but rather on rounding each call to the next minute. These agreements cover approximately 93% of all the traffic terminated in Telcel’s network.

In December 2007, a competent court granted in part Telcel’s request for relief (amparo), and declared null and void the September 2006 resolution on one of the dissenting parties. However, the court requested Cofetel to issue a new resolution covering the period from 2005 through 2007. Based on Cofetel’s 2008 ruling, the interconnection rates for “calling party pays” calls that the dissenting operator must pay Telcel are as follows: Ps.1.71 per minute or fraction thereof during 2005; Ps.1.54 per minute or fraction thereof from January through September 2006; Ps.1.23 per minute or fraction thereof from October through December 2006; Ps.1.23 per minute during 2007. Under the ruling, Cofetel maintained its position that interconnection fees applicable during 2007 are to be charged based on the total number of seconds used during all completed calls for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice, and that wireless operators are entitle to charge a 25% premium over interconnection fees billed to fixed-line operators during 2007. Telcel expects to receive similar resolutions in connection with the other dissenting parties. Telcel has initiated legal proceedings (juicio de amparo) challenging the 2008 resolution, but is charging “under protest” the lower fees contemplated by the Cofetel resolutions to the remaining dissenting operators, while its challenges to the resolutions are pending. If such challenge is successful, Telcel will seek to collect from dissenting operators any difference in fees arising from the applicability of lower rates in previous periods.

During April 2008, Cofetel notified Telcel of new challenges to the interconnection framework filed by one of the original dissenting parties. Telcel has responded to this new challenge, and it expects that the administrative proceeding regarding this interconnection dispute will be concluded by Cofetel during second quarter of 2008. Any new order from Cofetel may result in a significant reduction to applicable interconnection rates.

Short message services (SMS)

Under the terms of its concessions for the 800 megahertz spectrum, Telcel must pay the federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region, and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in the accompanying financial statements for this potential liability. As of December 31, 2007, Telcel had provisioned Ps.412.2 million.

Trademarks tax assessment

In March 2006, the Servicio de Administración Tributaria (“Mexican Tax Administration Service” or “SAT”), notified Telcel of an assessment of Ps.281.7 million (Ps.155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps.1,267.7 million in connection with royalty payments made to another of the Company’s subsidiaries for the use of certain trademarks. In June 2007, the SAT notified the Company of an additional assessment of Ps.541.5 million (Ps.258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by the Company in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps.453.6 million (Ps.243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps.1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, The Company expects that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. The Company has not made specific provisions in the accompanying financial statements for these potential liabilities.

Comcel

Voice/IP

In March 2000, the Superintendencia de Industria y Comercio (the “Colombian Superintendency of Industry and Commerce” or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps.1 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps.760 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined damages payable by Comcel to other operators to amount to US$1.8 million (approximately Ps.19 million). Both parties have appealed the SIC’s decision, and the appeal is pending before the Tribunal Superior de Bogotá (the “Superior Court of Bogota”).

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

The aggregate contested amounts are approximately US$ 178 million (including potential penalties and interest) (approximately Ps. 1,922 million). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”).

The Company has made specific provisions in the accompanying financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps.1,777 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. The Company has not made specific provisions in the accompanying financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller I.D. technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller I.D. services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller I.D. technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

Americel filed three special appeals against the decision of the state court in Brasilia, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. The Company does not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps.2,916 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment supplier (Nortel Networks) in respect of trademark infringement. The Company has not made specific provisions in the accompanying financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Secretaria da Receita Federal do Brasil (the “Brazilian Federal Revenue Service”) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. The total amount of the tax assessments is of approximately R$224.2 million (approximately Ps.1,376 million), including R$88.8 million (approximately Ps.541 million) of taxes and contributions plus fines and interest. The Company has challenged these assessments, and its challenge is pending before the Conselho de Contribuintes (“Brazilian Taxpayers Council”) in Brasilia. The Company did not make any specific provisions in the accompanying 2007 financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service Federal is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps.334 million), including R$24.1 million (approximately Ps.147 million) of taxes and contributions plus R$30.8 million (approximately Ps.188 million) of fines and interest. The Company has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council. The Company did not make any specific provisions in the accompanying 2007 financial statements to cover these potential liabilities. On December 31, 2005, ATL was merged into BCP.

Conecel

Expiration of Conecel’s license

The Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL) (“Conecel”) license expires in August 2008. As of the date of the accompanying financial statements, Conecel has been in negotiations with the Ecuadorian government to define the terms and conditions applicable to a new license to operate a mobile network and provide mobile services in Ecuador, including the economic terms and payments to be made to the Ecuadorian Government for the new license. As of the date of the accompanying financial statements, there are uncertainties as to Conecel´s ability to renew the license agreement before such date, in order to continue providing mobile telecommunications services in Ecuador for an additional 15-year term.

Tax Assessments

In December 2007 and January 2008, the Servicio de Rentas Internas de Ecuador (the “Ecuadorian Revenue Service” or the “SRI”) informed Conecel that it intends to issue tax assessments against Conecel amounting to approximately US$138 million (not including interest or penalties) (approximately Ps.1,490 million), in respect of special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. As of December 31, 2007, Conecel had provisioned US$19.6 million (approximately Ps.213 million). In March 2008, the SRI issued tax assessments against Conecel in respect of such taxes amounting to approximately US$46 million (not including interest or penalties) (approximately P.496 million), and Conecel expects to receive additional assessments in respect of the remainder during 2008. Conecel has agreed to pay US$14.3 million (approximately Ps.155 million) to the SRI in respect of the assessments issued in March 2008. Conecel believes that no additional amounts are due by it in respect of these assessments and potential assessments.

17. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2006 and 2007 is provided below. All the companies are considered associates, since América Móvil’s primary stockholders are also either direct or indirect stockholders of the related parties.

	December 31
	2006		2007
Accounts receivable:
Teléfonos de México, S.A.B. de C.V. and subsidiaries (except Embratel)	Ps.	1,003,263	Ps.	1,003,718
Sanborns Hermanos, S.A. de C.V.		197,164		133,207
Sears Roebuck, S.A. de C.V.		102,350		119,590
Grupo Telvista, S. A. de C.V.		17,789
Other		73,480		78,095

Total	Ps.	1,394,046	Ps.	1,334,610

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.		51,621		59,596
Seguros Inbursa, S.A. de C.V.		80,729		64,511
Embratel Participacoes, S.A.		2,046,479		1,074,597
Other		121,771		51,071

Total	Ps.	2,300,600	Ps.	1,249,775

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. (Inbursa) and Teléfonos de México and subsidiaries (Telmex) and subsidiaries of Telmex Internacional. The Company’s transactions with Telmex and subsidiaries of Telmex Internacional include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) América Móvil has entered into an agreement with AT&T (formerly “SBC”) to receive consultancy services. In 2007, the Company paid US$ 7.5 million (Ps. 81.5 million) for services received.

In 2006, the Company paid US$ 28.5 million (Ps. 322 million) to AMTEL (with whom América Móvil had an agreement before the merger) and US$ 1 million (Ps. 11.2 million) to AT&T for services received.

In 2005, the Company paid US$ 30.0 million (Ps. 347 million) to AMTEL and US$ 1 million (Ps. 11.5 million) to AT&T in compensation for their services.

d) For the years ended December 31, 2005, 2006 and 2007, the Company conducted the following transactions with related parties (mainly with Telmex):

	2005		2006		2007
Revenues:
Calling Party Pays interconnection fees and others	Ps.	13,342,790	Ps.	13,909,498	Ps.	19,702,718
Costs:
Payments for long-distance, circuits and others		6,213,592		6,541,648		6,891,049
Commercial, administrative and general expenses:
Advertising		821,897		811,248		1,229,726
Other, net		544,694		766,314		896,249
Interest expense, net		(367,623)		(380,787)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’ antenna and repeater space and has the right to install its interconnection equipment.

f) In July 2005, Claro Chile and Telmex Chile (subsidiaries of Telmex) entered into an agreement for the provision of capacity, whereby the latter agrees to provide capacity and infrastructure use over the following 20 years. Such agreement gives rise to a monthly disbursement of USD 17.5 million (Ps. 190 million), beginning in September 2005. The amount recorded in results of operations of 2006 and 2007 for this agreement was USD 218 million (Ps. 2,368 million) and USD 222 million (Ps. 2,412 million), respectively. Such disbursement is presented as part of sales and services.

g) In 2005, Telmex Argentina, a subsidiary of Telmex, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project will be completed in 2008 for an approximate cost of Ps. 260,785 (USD 24 million).

h) Telecom Americas (through its operating subsidiaries) and Embratel, a subsidiary of Telmex, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into a contract with Telecom Américas to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between R. 4.0 million and R. 6.0 million (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the capacity established in the contract for each subsidiary. Such amounts are included in cost of services.

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately R. 71.6 million (approximately Ps. 439.2 million). As well, Embratel leases properties from América Móvil’s subsidiaries in Brazil. The total annual rent received by the subsidiaries is R. 14.9 million (approximately Ps. 91.4 million). The net amount of rent between the Brazilian subsidiaries is included in the caption Cost of sales and services in the statement of income.

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately USD 43 million. At the date of the contract, América Móvil Perú, SAC. has made payments equal to 20% of the value of six sections of the network in use of USD 2.6 million.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2005		2006		2007
Current and Non-current Direct Benefits	Ps.	17,224	Ps.	19,991	Ps.	30,302

During the years ended December 31, 2005, 2006 and 2007 there were no termination benefits.

m) As disclosed in Note 4, in December 2007, USCO´s shares were transferred to the Carso Foundation (related party) as a charitable donation.

18. Stockholders’ Equity

Shares

a) Before the merger described in Note 3, the Company’s capital stock consisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348 million shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the CNBV), divided into: (i) 11,420 million common registered Series “AA” shares, with no par value; (ii) 980 million common registered Series “A” shares, with no par value and; (iii) 35,948 million registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

b) As a result of the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744 million shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the CNBV), divided into: (i) 11,717 million common registered Series “AA” shares, with no par value; (ii) 599 million common registered Series “A” shares and; (iii) 35,428 million registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

c) In July 2005, the Company carried out a three-for-one share split of the Company’s outstanding shares, as was approved at the ordinary stockholders’ meeting held on April 27, 2005; consequently, the Company’s capital stock at December 31, 2005, 2006 and 2007 was represented by 36,246 million shares (10,914 million of Series “AA”, 760 million of Series “A” and 24,570 million of Series “L”) for 2005, 35,907 million shares (10,860 million of Series “AA”, 571 million of Series “A” and 24,475 million of Series “L”) for 2006 and 34,897 million shares (11,712 million of Series “AA”, 547 million of Series “A” and 22,638 million of Series “L”) for 2007. Such amounts include the retroactive effect of the split and the effects of the merger and represent fixed capital stock at such date.

d) At December 31, 2005, 2006 and 2007, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the CNBV as follows: 12,098 million shares (12,067 million Series “L” and 31 million Series “A”) for 2005, 12,440 million shares (12,409 million Series “L” and 31 million Series “A”) for 2006 and 12,847 million shares (12,815 million Series “L” and 32 million Series “A”) for 2007.

e) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:. Extension of the term of América Móvil, its voluntary dissolution or a change in its corporate purpose, change in its nationality, transformation of América Móvil from one type of company to another, any merger of América Móvil, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges. All Series “AA”, “A” and “L” shares confer the same rights and obligations on the holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

f) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of Series “AA” and Series “A” common shares with full voting rights.

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and/or trusts expressly authorized to do so in conformity with the applicable legislation in force. Common “A” shares, which may be freely subscribed, must account for no more than 19.6% of the Company’s capital stock and no more than 49% of the common shares. Common registered shares (with full voting rights represented by

Series “AA” and Series “A” shares) may not exceed 51% of the Company’s capital stock. Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

g) In April 2005, and, the stockholders approved payment of a cash dividend of $ 0.046 peso per share for a total dividend of Ps. 1,701,709 payable in four installments in June, September and December of 2005, and in March 2006.

On December 13, 2005, the stockholders approved payment of an extraordinary cash dividend to be distributed in a single payout on December 23, 2005 at $ 0.19 peso per share for a total dividend of Ps. 6,996,767.

On April 26, 2006, the Company’s stockholders approved payment of a cash dividend of $ 0.06 peso per share payable in full on July 26, 2006 for a total amount of Ps. 2,289,219.

On April 27, 2007, the Company’s stockholders approved payment of a cash dividend of $ 0.20 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 7,240,625, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders approved payment of a cash dividend of $ 1.00 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give retroactive effect to the business combination and split carried out; consequently, the information above may not necessarily coincide with the information shown in the legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the net tax profit account (CUFIN).

Repurchase of shares

h) During the three-year period ended December 31, 2007, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions			Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos
Year	Series “L”	Series “A”		Series “L”		Series “A”		Series “L”		Series “A”
2005	547	1.	5	Ps.	5,648,851	Ps.	21,238	Ps.	5,101,008	Ps.	19,357
2006	338	0.	5	Ps.	7,788,888	Ps.	10,040	Ps.	7,262,485	Ps.	9,382
2007	405	0.	8	Ps.	12,829,295	Ps.	27,143	Ps.	12,617,400	Ps.	26,915

i) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

19. Income Tax, Flat Rate Business Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries. Global Central América, S.A. de C.V., one of the Company’s subsidiaries, is excluded from this tax consolidation.

2) As of 2007, the 1.25% asset tax rate is payable on the average value of most assets net of certain liabilities. Through December 31, 2006, asset tax was payable at the 1.8% rate on the average value of most assets net of certain liabilities. Asset tax payable for the years ended December 31, 2005, 2006 and 2007 was Ps. 1,156,120, Ps. 701,224 and Ps. 1,854,082, respectively. Such amounts were remitted through the crediting of income tax paid in both years. The 2005 asset tax was offset by the excess of income tax over asset tax paid in prior years in the amount of Ps. 570,534.

Asset tax for the year ended December 31, 2006 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

Asset tax charged to Mexican subsidiaries for the year ended December 31, 2005 corresponds to the amount shown in the provision for income tax in the statement of income, since the 2005 consolidated tax profit of Ps. 36,381,148 was decreased by the available tax loss carry forward in the same amount, which consequently gave rise to a gain of Ps. 10,914,344 in the statement of income.

The Flat Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law will come into force as of January 1, 2008 and abolish the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered as of 2008.

3) Statutory corporate tax rate

a) The corporate income tax rate applicable in 2005, 2006 and 2007 was 30%, 29% and 28%, respectively. In subsequent years, the income tax rate shall be 28% provided no change in the rate is legislated.

b) In 2005, the effect of the gradual decrease in the income tax rate is reflected in the computation of deferred taxes of the Mexican subsidiaries and represents a Ps. 56 million charge to results of operations.

4) At December 31, 2007, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) (including the effects of the merger) aggregated Ps. 53,190,710 and Ps. 33,670,552, respectively.

As a result of the merger of América Telecom (disappearing company) into América Móvil (surviving company), the Company’s CUCA balance decreased by Ps. 21,768,825 and its CUFIN balance increased by Ps. 12,064,275.

5) An analysis of income tax charged to results of operations for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005		2006		2007
In Mexico:
Current year income tax			Ps.	13,445,810	Ps.	11,096,983
Deferred income tax	Ps.	(2,357,968)		(887,063)		5,250,377
Deferred FRBT						117,237
Asset tax		585,586		701,224		1,080,303

Abroad:
Current year income tax		2,628,562		2,821,020		5,617,616
Deferred income tax		(551,011)		937,153		(708,249)

Total	Ps.	305,169	Ps.	17,018,144	Ps.	22,454,267

Since current Mexican tax legislation recognizes partially the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been included in the income tax expense of the year.

6) Tax credits

The 2005 income tax of Mexican subsidiaries includes a tax credit of Ps. 1,014 million (Ps. 895 million historical) resulting from the favorable ruling in an appeal against the tax authority’s rejection of certain deductions in connection with the tax treatment given the loss on sale of shares (Ps. 565,309 in 2007 from the recovery of asset tax paid on prior years).

7) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes is as follows:

	Year ended December 31,
	2005	2006	2007
Statutory income tax rate in Mexico	30.0%	29.0%	28.0%
Effect of non-taxable, non-deductible items:
Cost of financing	2.82	(0.3)	0.4
Effect of decrease in rate	0.22
Recoverable taxes	(0.65)
Asset tax	1.69	0.5	(0.4)
Deductible employee profit sharing			(0.1)
Tax benefit from tax consolidation			(1.0)
Tax benefit derived from carry forward of tax losses	(41.25)	(0.5)	(1.8)
Operations of subsidiaries abroad		(1.5)	(0.9)
Effect of merger	(0.14)	0.7
Other	2.22	2.2	0.7

Effective tax rate on Mexican operations	(5.09)	30.1	24.9

Revenues and costs of foreign subsidiaries	6.0	(2.4)	2.7

Effective income tax rate before effect derived from the recognition of deferred FRBT	0.91%	27.7%	27.6

Deferred FRBT			0.1

Effective income tax rate	0.91%	27.7%	27.7%

8) An analysis of the effects of temporary differences on deferred tax assets and liabilities is as follows:

	December 31
	2006		2007
Deferred tax assets
Liability provisions	Ps.	(2,298,323)	Ps.	(2,645,603)
Other		(1,109,892)		(676,260)
Deferred income		(1,690,197)		(1,492,015)
Tax losses		(12,913,042)		(17,145,849)

		(18,011,454)		(21,959,727)
Deferred tax liabilities
Fixed assets		3,341,595		4,433,668
Sale and leaseback		2,327,504		971,445
Inventories		1,299,436		888,698
Licenses		584,869		759,370
Deferred effects of tax consolidation in Mexican subsidiaries		1,905,126		4,101,855
Foward contracts with affiliates				3,181,000
Royalty advances		415,000		1,030,000
Other		43,465		647,459

		9,916,995		16,013,495
Less: Valuation allowance		13,522,322		18,325,339
Deferred FRBT				117,237

Total deferred taxes	Ps.	5,427,863	Ps.	12,496,344

9) In Mexico and Ecuador the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2005, 2006 and 2007 was 10% of taxable income in Mexico and 15% in Ecuador.

Starting in 2006, employee profit sharing paid to employees will be deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. This deduction aggregated Ps. 293,847 in 2006 and Ps. 85,476 in 2007 in Mexico.

10) The deferred tax asset of Ps. 820,577 shown in the balance sheet at December 31, 2006 refers to TracFone and Enitel’s partial reversal of their valuation allowance (for tax loss carry forwards) as a result of both the partial realization of such assets during 2005 and the evaluation of the adequacy of the reserve.

The deferred tax asset of Ps. 3,395,396 shown in the balance sheet at December 31, 2007, refers to TracFone, Enitel, Puerto Rico, which is mainly attributable to labor obligations and Colombia, due to the differences between the book and tax values of its plant and equipment.

An analysis of the effect of temporary differences giving rise to the deferred tax asset at December 31, 2006 and 2007 is as follows:

	December 31
	2006		2007
Deferred tax assets
Liability provisions	Ps.	(209,524)	Ps.	(1,020,968)
Other		(268,406)		(755,204)
Recoverable taxes		(5,418)
Tax losses		(595,433)		(299,224)

		(1,078,781)		(2,075,396)
Deferred tax liabilities
Fixed assets		29,621		(1,330,956)
Licenses		(36,151)
Other		2,682		(50,807)

		(3,848)		(1,381,763)
Less: Valuation allowance		262,052		61,763

Deferred tax asset	Ps.	(820,577)	Ps.	(3,395,396)

11) The Flat Rate Business Tax Law (FRBT) was published on October 1, 2007. This Law will come into force as of January 1, 2008 and abolish the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% (16.5% in 2008 and 17% in 2009) rate to income determined on the basis of cash flows, net of authorized credits.

FRBT credits derive mainly from the unamortized negative FRBT base and salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as those made in inventories and fixed assets, during the transition period from the date on which the FRBT comes into force.

FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable.

Should a negative FRBT base be determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

On the basis of the financial projections for the next four years and future retrospective computations of historical results, the Company considers that most of its Mexican subsidiaries will essentially pay income tax, since the subsidiaries have historically generated income tax and as a result of the immediate deduction of fixed assets acquired for FRBT purposes, income tax in most of the Mexican subsidiaries will be greater than FRBT.

The deferred FRBT shown basically corresponds to the effect of inventories of a subsidiary that historically had asset tax payable.

b) Subsidiaries abroad

1) Results

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2005, 2006 and 2007 is as follows:

	December 31
	2005		2006		2007
Aggregate pretax income	Ps.	9,469,398	Ps.	13,793,495	Ps.	22,894,721
Aggregate tax provisions		2,628,562		2,821,020		5,617,616

2) Tax losses

At December 31, 2007, América Móvil’s foreign subsidiaries have available tax loss carry forwards as follows:

Country	Available tax loss carry forward in millions of pesos at December 31, 2007		Tax benefit
Brazil	Ps.	36,269	Ps.	15,134
Argentina		179		92
USA		105		54
Chile		8,953		1,522
Peru		1,326		398
Puerto Rico		539		210
Nicaragua		115		34

Total	Ps.	47,486	Ps.	17,444

The rules for tax loss carry forwards in the different countries in which the Company operates are as follows:

i) In Brazil there is no limit on the carry forward of tax losses; however, the carry forward in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Argentina, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years. Of the Ps. 179 million shown in the table above shall expire in 2012.

iii) In Ecuador, the tax loss of a given year may be carried forward only against the taxable earnings of the succeeding five years and may be used solely for up to 25% of the taxable earnings of each year, so that the effective tax rate is 18.75% with the tax loss carry forward benefit rather than the 25% rate.

iv) In Chile, the carry forward of tax losses has no expiration. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

v) In the U.S. and specifically in the State of Florida, which is where the Company resides, tax losses may be carried forward in the succeeding 20 years. The Company expects to utilize its carried forward tax losses in 2008.

vi) In Peru, the Company entered into a tax stabilization agreement, which establishes among other points, that the Company’s tax losses must be carried forward in the following four years, commencing in 2006.

20. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico and Jamaica The accounting policies for the segments are the same as those described in Note 2.

Company management analyzes the financial and operating information by geographical segment. However, the information for significant subsidiaries, whose income aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico (1)	Brazil	Mercosur (2)	Colombia	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Dominican Republic	Eliminations	Consolidated total:
December 31, 2005
Operating revenues	119,650,584	32,994,184	13,686,776	16,803,176	8,732,402	15,912,247	11,839,872	—	—	(22,981,447)	196,637,794
Depreciation and amortization	7,157,303	8,432,207	1,120,826	1,906,722	1,022,874	3,105,076	209,725	—	—		22,954,733
Operating income	36,789,873	(9,478,200)	231,142	1,318,258	1,223,187	5,391,187	770,661	—	—	463,882	36,709,990
Interest paid (includes related parties)	9,359,101	2,309,183	111,189	671,623	123,295	307,919	17,724	—	—	(3,849,118)	9,050,916
Segment assets	382,986,928	77,612,032	20,840,033	28,709,094	16,125,705	33,006,105	5,241,684	—	—	(315,350,725)	249,170,856
Plant, property and equipment, net	34,963,621	31,905,825	12,440,827	15,821,198	6,906,028	18,277,905	418,724	—	—	—	120,734,128
Goodwill, net	—	—	608,189	3,263,618	3,588,654	4,976,661	781,201	—	—	—	13,218,323
Trademarks, net	—	3,370,332	981,422	1,569,269	362	908,896	—	—	—	—	6,830,281
Licenses, net	4,533,810	22,616,468	1,248,208	3,074,986	1,310,433	954,457	—	—	—	—	33,738,362
December 31, 2006
Operating revenues	160,513,392	41,048,901	20,602,621	22,252,805	12,865,551	17,115,907	14,747,812	—	986,218	(47,128,342)	243,004,865
Depreciation and amortization	7,671,330	9,842,334	2,016,063	3,066,968	1,656,420	3,548,013	247,530	—	99,911	—	28,148,569
Operating income	50,195,453	(4,315,683)	1,355,055	4,766,373	2,794,049	5,105,572	758,790	—	282,029	92,542	61,034,180
Interest paid (includes related parties)	8,865,921	807,356	696,225	483,854	178,946	186,239	1,681	—	—	(1,762,677)	9,457,545
Segment assets	518,011,543	79,329,224	27,480,423	33,059,868	17,667,288	35,337,595	6,573,031	—	17,286,439	(406,420,167)	328,325,244
Plant, property and equipment, net	33,968,508	35,885,393	16,065,975	20,379,915	8,438,546	18,750,751	522,686	—	9,078,181	—	143,089,955
Goodwill, net	—	—	608,190	3,327,615	3,587,549	4,990,918	781,201	—	13,412,946	—	26,708,419
Trademarks, net	—	2,765,771	1,040,011	1,337,500	264	776,228	—	—	214,203	—	6,133,977
Licenses, net	5,486,695	22,482,800	1,711,088	2,886,105	1,255,176	883,167	—	—	—	—	34,705,031
December 31, 2007
Operating revenues	190,734,023	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(63,810,652)	311,579,762
Depreciation and amortization	8,074,165	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,818,281
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest paid (includes related parties)	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Mercosur includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

21. Subsequent Events

a) At a stockholders’ meeting held on February 1, 2008, it was agreed to increase the fund to repurchase the Company’s own shares by Ps. 15,000,000.

b) On April 29, 2008 America Movil’s stockholders approved the payment of a one-time cash dividend of Ps. 0.26 (cents) per share. America Movil anticipates that it will pay in July 2008 an aggregate of approximately nine billion pesos related to this dividend. The Company also approved the authorization of Ps. 40,000,000 in treasury share repurchases.

c) After year end the Company has begun to offer so-called third generation (3G) UMTS/HSDPA network services in several Latin American countries. Such services allow customers to access value added high-speed data transfer services, including access to the wireless broad band. The Company expects these services to be available in most significant Latin American cities by the end of 2008.

d) In May 2008, the Ecuadorian Government accepted Conecel’s proposal regarding the economic terms and payments to be made for the new concession. The aggregate payment made by Conecel during the 15-year term of the new concession will be U.S.$480 million (Ps. 5,216 million).

e) On May 7, 2008, the Company was the winning bidder of the public auction for the provision of mobile voice, data and video services (PCS) in Panama. The license obtained by its Panamanian subsidiary, Claro Panamá, S.A., grants the right for the use and exploitation of 30 megahertz in the 1900 megahertz band for a 20-year period for an amount of US$ 86 million (Ps. 902 million approximately)

22. Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

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

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of Ps. 58,406,266, Ps. 65,748,724 and Ps.69,979,814, for the years ended December 31, 2005, 2006 and 2007, respectively.

Cash Flow Information:

Under Mexican FRS, the Company presents consolidated statements of changes in financial position, as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards (SFAS) No.95, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican FRS, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2005		2006		2007
Operating activities
Net income	Ps.	33,028,246	Ps.	40,638,699	Ps.	55,419,072
Labor cost		2,711		3,323		456,095
Depreciation		18,641,857		22,043,519		34,659,674
Amortization		4,824,220		5,843,697		6,409,347
Amortization of loss of sale and lease Back		1,466,777		1,530,376		1,572,397
Amortization of prepaid expenses		104,054		866,720		1,546,479
Deferred taxes		(3,920,035)		1,558,563		4,579,073
Monetary effect		(2,668,352)		(3,985,177)		(5,181,140)
Equity in results of associates and non-controlling interest		119,729		49,739		52,201
Effect of exchange rate differences on debt		2,106,437		(432,050)		(4,319)
Other than temporary los on marketable securities				1,375,713		1,384,418
Trading securities		923,950		(1,014,038)		1,499,381
Change in operating assets and liabilities		9,593,848		4,401,900		(6,877,569)

Cash provided by operating activities		64,223,442		72,880,984		95,515,109
Financing activities:
New loans		44,814,126		66,796,721		33,287,331
Repayment of loans		(39,544,814)		(38,975,741)		(46,008,892)
Purchase of Company´s own shares		(5,670,089)		(7,798,928)		(12,856,438)
Cash dividends paid		(8,048,922)		(2,801,282)		(41,785,556)

Cash (used in) provided by financing activities		(8,449,699)		17,220,770		(67,363,555)

Investing activities:
Investment in plant property and equipment		(52,161,707)		(48,117,033)		(38,090,643)
Investment in trademarks		(108,830)		(214,203)		26,811
Investment in licenses		(1,800,905)		(621,308)		(454,005)
Acquisitions, net of cash acquired		539,388		4,249,986		(19,464,035)
Investment in securities available-for-sale		—		—		(789,100)
Investment in subsidiaries and affiliated companies		(2,512,820)		(15,002,133)		42,130
Non-controlling interest		(821,449)		(506,945)		(160,257)
Transaction between entities under common control		86,662

Cash used in investing activities		(56,779,661)		(60,211,636)		(58,889,099)

Effect of inflation accounting		(4,660,470)		271,963		(248,092)
Net (decrease) increase in cash and cash equivalents		(5,666,388)		30,162,081		(30,985,637)

Cash and cash equivalents at beginning of year		18,462,063		12,795,675		42,957,756

Cash and cash equivalents at end of year	Ps.	12,795,675	Ps.	42,957,756	Ps.	11,972,119

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31
	2005		2006		2007
Interest paid, net of capitalized interest	Ps.	3,104,466	Ps.	4.185,444	Ps.	4,873,123
Income tax paid		7,410,704		1,722,717		25,225,647
Employee profit paid		308,429		230,218		232,402

Cash flows from purchases of trading securities during 2005, 2006 and 2007 were Ps.0, Ps. 1,014,038 and Ps.0, respectively. Cash flows from sales of trading securities during 2005, 2006 and 2007 were Ps. 923,950, Ps.0, and Ps. 1,499,382, respectively. Cash flows from purchases of available-for-sale securities during 2005, 2006 and 2007 were Ps. 0, Ps. 0 and Ps. 789,100, respectively.

Capitalized Interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted average rate of interest of financing.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize the comprehensive cost of financing in its Mexican FRS financial statements. Starting January 1, 2007, the Company commenced capitalizing the comprehensive cost of financing on assets under construction, which as a result of adopting Mexican FRS D-6, include interest expense and monetary gains directly associated with borrowings in local currency, and in addition, foreign currency exchange gains (losses) in the case of borrowings in foreign currency.

The reconciling items for 2006 and 2005 show the capitalization of interest as required under U.S. GAAP, whereas the reconciling item for 2007 only includes the reversal of the monetary gain and foreign exchange results capitalized under Mexican FRS, related to borrowings denominated in foreign currencies.

Valuation of Plant, Property and Equipment:

As previously discussed in Note 8, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment (thus for Mexican FRS purposes plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the respective country of origin). The alternate restatement method allowed by Bulletin B-10, which was the one adopted in 1997 by the Company, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and stockholders’ equity increased by Ps. 10,165,225 in 2006 and Ps.7,591,953 in 2007 and depreciation expense increased by Ps. 1,812,634, Ps. 1,922,245 and Ps.3,072,871, in 2005, 2006 and 2007, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing:

As mention in the Note 19, under Mexican FRS, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which basically is in conformity with requirements of SFAS 109 Accounting for income taxes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109. Under Mexican FRS, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The following table summarizes the significant components of deferred taxes under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2006 and 2007:

	2006						2007
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	Ps.	12,913,042			Ps.	12,913,042	Ps.	17,145,849			Ps.	17,145,849
Accrued liabilities		2,298,323	Ps.	331,531		2,629,854		2,645,603	Ps.	502,631		3,148,234
Deferred revenues		1,733,974		554,109		2,288,083		1,638,151		351,710		1,989,861
Other		1,109,892		82,090		1,191,982		676,260		50,217		726,477

Valuation allowance		(13,522,323)				(13,522,323)		(18,325,339)				(18,325,339)

Total deferred tax assets		4,532,908		967,730		5,500,638		3,780,524		904,558		4,685,082

Deferred tax liabilities
Fixed assets		(8,046,178)		(667,724)		(8,713,902)		(7,021,798)		(496,354)		(7,518,152)
Inventories		(1,299,436)				(1,299,436)		(888,698)				(888,698)
Sale and lease back		(2,327,504)		(479,722)		(2,807,226)		(971,445)		(364,171)		(1,335,616)
Licenses		(272,404)		57,067		(215,337)		(1,036,660)		45,648		(991,012)
Deferred effects of tax consolidation in Mexican subsidiaries		(1,905,126)				(1,905,126)		(4,101,855)				(4,101,855)
Forward contracts with affiliates								(3,181,000)				(3,181,000)
Deferred FRBT								(117,237)				(117,237)
Other		(458,475)				(458,475)		(1,677,458)				(1,677,458)

Total deferred tax liabilities		(14,309,123)		(1,090,379)		(15,399,502)		(18,996,151)		(814,877)		(19,811,028)

Net deferred tax liabilities	Ps.	(9,776,215)	Ps.	(122,649)	Ps.	(9,898,864)	Ps.	(15,215,627)	Ps.	89,681	Ps.	(15,125,946)

In accordance with Mexican FRS purposes, deferred tax liabilities of Ps. 5,427,863 and Ps. 12,496,344 were recognized at December 31, 2006 and 2007, respectively. In addition, during 2006 and 2007, under Mexican FRS and US GAAP purposes, deferred tax assets of Ps. 820,577 and Ps. 3,395,396 were recognized. Deferred assets recognized under Mexican FRS are not reconciled since there are not US GAAP adjustments that affect its computation.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately Ps. 3,490 million and Ps. 12,154 million at December 31, 2006 and 2007. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject in some cases to both Mexican income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

Determination of the amount of unrecognized deferred income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce some portion of the liability.

Transactions between entities under common control

Starting January 1, 2005, the Company adopted the requirements of new Mexican Accounting Bulletin B-7, Business Combinations, under which, any difference between the acquisition cost and the carrying value of net assets acquired, on transactions between entities under common control are recognized in stockholders equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transaction but are recorded at the lower of net book value or fair value. This difference gave rise to a reconciling item of Ps. 86,662, which has been included in the income statement U.S. GAAP reconciliation, derived from the sale of Technology and Internet, LLC in June 2005.

Acquisition of non-controlling interest

Also under Mexican FRS, the adoption of Bulletin B-7, requires that acquisitions of non controlling interests be treated as an equity transaction and any difference between the acquisition cost and the carrying value of the net assets acquired be recognized in equity, whereas under U.S. GAAP, the acquisition of non-controlling interest is treated as a business combination, and any difference between the acquisition cost and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2006 and 2007, the reconciliation of stockholders’ equity includes a Ps. 922,854 and Ps.929,458 adjustments related to acquisition of non-controlling interests, respectively.

Goodwill

Beginning January 1, 2005, due to the adoption of Mexican accounting Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. Up to December 31, 2004, the Company recognized and accumulated benefit of Ps. 4,483,032, for the non amortization of goodwill, under US GAAP

In 2005, 2006 and 2007, the Company performed the required impairment tests of goodwill and intangible assets and the tests did not result in an impairment charge.

Licenses

As mentioned in Note 9, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps. 1,354,070 (Ps. 2,265,931 in investment less Ps. 838,151 in accumulated amortization less cancellation of original net value of license for Ps. 73,710). The increase in the value of the license of Ps. 2,149,509 was settled with a cash payment of Ps. 150,970 and compensating of the additional payments for the annual share of gross revenues in the amount of Ps. 1,998,539, which resulted a net credit to results of operations of Ps. 1,203,100 included in other income, based on the adjusted investment value of the license.

Amortization expense for the remaining eight months period ended December 31, 2006, amounted to P. 103,465. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of Ps. 1,099,635.

For U.S. GAAP, the Company would only capitalize the amount paid in cash, as the compensation of the additional payments was made with the same entity and did not generate any cash flows.

Furthermore, the amortization expense is not adjusted retrospectively; rather, the new net value of the license under U.S. GAAP, in the amount of Ps. 224,680 is amortized over the remaining term of the license. The U.S. GAAP reconciliations show the reversal of adjustments made under Mexican FRS, in the amount of Ps. 1,099,635, (credit of Ps. 1,203,100 less amortization expenses of Ps. 103,465) and amortization expense to be recognized under U.S. GAAP in the amount of Ps. 18,086 for 2006 and a decrease in the amortization expense for 2007 in the amount of Ps. 127,399.

Non-controlling Interest:

In conformity with MFRS, the share of net income corresponding to non-controlling interests is not deducted to arrive to the Company’s net income, and it is also presented as a component of stockholders’ equity in our balance sheet, immediately after the caption total majority stockholders’ equity. For U.S. GAAP purposes, non-controlling interest (“non-controlling interest”) is excluded from the Company’s net income and from stockholders’ equity and included as a “mezzanine item” in the balance sheet. As a result of the above, for US GAAP purposes the Company reclassified non-controlling interest from stockholders’ equity, decreasing its total stockholders’ equity by Ps. 684,137 and Ps. 633,700 at December 31, 2006 and 2007, respectively. In addition, non-controlling interest as reported in the income statement under Mexican FRS in the statement of operations of Ps. (73,993), Ps. (87,517) and Ps.(109,822) in 2005, 2006 and 2007, respectively have been excluded from net income in the income statement reconciliation.

Other accumulated comprehensive income (loss)

The cumulative effects of the surplus are as a follows:

Concept	2006		2007
Restatement of stockholders’ equity	Ps.	825,749	Ps.	825,749
Deferred taxes on the difference between indexed cost and replacement cost		1,841,497		3,380,202
The effect of translation of financial statements foreign entities		(1,487,259)		8,656,455

	Ps.	1,179,987	Ps.	12,862,406

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

Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of Ps. 12,022,497,

Ps. 11,496,108 and Ps.12,245,020 for the years ended December 31, 2005, 2006 and 2007, respectively. In addition, during 2005, the company reclassified Ps. 1,143,915 of interest expense recorded under Mexican FRS under the caption other financing cost as a reduction of revenues, due to the fact that such interest under US GAAP should be considered an incentive to customers.

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

Disclosure about Fair Value of Financial Instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments. The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for senior notes at December 31, 2006 and 2007. As of December 31, 2006 and 2007, the carrying value of total debt is Ps. 110,575,001 and Ps.100,196,199, respectively. The fair value is Ps. 108,397,195 at December 31, 2006 and Ps. 100,757,845 at December 31, 2007.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican FRS inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

SFAS 158 Employers’ accounting for defined benefit pension and other postretirement plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R):

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements Nos. 87, 88, 106 and 132(R), requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s over funded status or a liability for a plan’s under funded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006.

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2005		2006		2007
Net income before non-controlling interest as reported under Mexican FRS	Ps.	33,126,899	Ps.	44,509,465	Ps.	58,697,333
U.S. GAAP adjustments:
Capitalized interest of net financing cost		1,448,771		974,757		(21,851)
Depreciation of capitalized interest		(269,541)		(346,648)		(424,143)
Deferred income tax on U.S. GAAP adjustments		32,350		(1,948,894)		(57,859)
Difference between the restatement of depreciation expense base on specific indexation factors and on the basis of the NCPI		(1,812,634)		(1,922,245)		(3,072,871)
Deferred employee profit sharing on U.S, GAAP adjustments		660,354		440,421		138,151
Transaction between entities under common control		(86,662)
Increase in value on licenses				(1,099,635)
Effects of inflation accounting on U.S. GAAP adjustments		57,153		137,081		142,735
Non-controlling interest		(73,993)		(87,517)		(109,822)
Other items, net		(54,451)		(18,086)		127,399

Total U.S. GAAP adjustments, net		(98,653)		(3,870,766)		(3,278,261)

Net income under U.S. GAAP	Ps.	33,028,246	Ps.	40,638,699	Ps.	55,419,072

Weighted average of common shares outstanding as of December 31,		35,766		35,459		35,149

Net income per share under U.S. GAAP (in pesos)	Ps.	0.92	Ps.	1.15	Ps.	1.58

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference amortization of licenses, EITF 00-21, the application in 2005 of transaction between entities under common control, and the reclassification of the impairment loss on the TDMA plant, operating income under U.S. GAAP totaled Ps. 34,003,141, Ps. 59,338,859 and Ps.79,040,764, in 2005, 2006 and 2007, respectively.

	December 31,
	2006		2007
Total stockholders’ equity under Mexican FRS	Ps.	113,746,803	Ps.	126,857,770
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		4,652,405		4,630,554
Accumulated depreciation of capitalized interest or net financing cost		(1,458,440)		(1,882,584)
Deferred income tax from U.S GAAP		(3,873,316)		(3,789,952)
Deferred employee profit sharing from US GAAP		(122,649)		17,014
Deferred taxes on the difference between the indexed Cost and replacement cost valuation of fixed assets		(475,036)		1,143,336
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		10,165,225		7,591,929
Non-amortization of goodwill		4,483,032		4,483,032
Application of additional negative goodwill of ATL to Goodwill		(755,143)		(755,143)
EITF 00-21		(521,915)		(521,915)
Net gain on sale to affiliate		(53,329)		(53,329)
Reversal of net gain on licenses		(1,099,635)		(1,099,635)
Amortization expense of licenses		(18,086)		109,313
Non-controlling interest		(684,137)		(633,700)
Acquisition non-controlling interest		922,854		929,458

Total U.S. GAAP adjustments, net		11,161,830		10,168,379

Total stockholders’ equity under U.S. GAAP	Ps.	124,908,633	Ps.	137,026,149

Recent accounting pronouncements

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1,2007.

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years.

The Company has recorded a liability of Ps. 73,730 in accrued liabilities (including interest and monetary correction of Ps. 761) as of December 31, 2006. During the year ended December 31, 2007, the company only recorded additional interest of Ps. 23,836. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

EITF 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-03 did not have any impact on our financial condition or results of operations.

A summary of the most important new pronouncements in U.S. GAAP that will come into force in 2008 or after and may apply to the Company is as follows:

Fair value measurement (FASB Statement 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures.

The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Business Combinations (FASB Statement No. 141(R))

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (R), Business Combinations (Statement 141 (R)). This new standard significantly changes the financial accounting and reporting of business combination transactions.

Current practice under Statement 141 involves accumulating costs of acquiring a target entity and allocating those costs to individual assets acquired and liabilities assumed.

In step acquisitions and partial acquisitions, this process generally results in recognizing the acquiree’s assets and liabilities as a mixture of values at the acquisition date (or dates) and, to the extent of interest in the acquire not held by the acquirer, historical carrying values (i.e. accounting bases established before the acquirer made its acquisition (s)). Those historical carrying values are attributed to the non-controlling interests (previously referred to as non-controlling interests) in the acquire.

Under Statement 141 (R) a business combination is treated as a transaction in which an entity (the acquirer) takes control of another entity (the target), the fair value of the underlying exchange transaction should be used to establish a new accounting basis of the acquired entity.

Furthermore, because obtaining control leaves the acquirer responsible and accountable for all of the acquiree’s assets, liabilities, and operations, the acquirer should recognize and measure the fair value of the acquiree as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquiree or how the acquisition was achieved (e.g., a step acquisition, a single purchase resulting in control, or a charge in control without a purchase of equity interests).

The most significant changes to business combination accounting pursuant to Statement 141 (R) include recognizing, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; measuring acquirer shares in consideration for a business combination at fair value on the acquisition date; recognizing contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; with certain exceptions, recognizing preacquisition loss and gain contingencies at their acquisition-date fair values; capitalizing in-process research and development (IPR&D) assets acquired; expensing, as incurred, acquisition-related transaction costs; capitalizing acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and recognizing changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Statement 141 (R) is required to be adopted concurrently with Statement 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

The Company is currently evaluating the effect of adopting this new standard.

Accounting for Non-controlling Interests (FASB Statement No. 160)

On December 4, 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (Statement 160). This new standard did not change significantly the financial accounting and reporting of non-controlling (or minority) interests in consolidated financial statements.

Statement 160 defines a non-controlling interest as: “The portion of the equity (residual interests) in a subsidiary attributable to the owners of the subsidiary other than the parent and the parent’s associates”.

In current U.S. GAAP, equity interests not held by the controlling shareholders are generally referred to as non-controlling interests.

In a significant change from current U.S. GAAP practice, Statement 160 requires that non-controlling interests in subsidiaries be reported as a component of equity in the consolidated statement of financial position. This contrasts with the prevailing practice of reporting non-controlling interests as a “mezzanine” item between liabilities and stockholder’s equity. Statement 160 is based on an “economic entity” concept of consolidated financial statements.

In acknowledgement of the difference between non-controlling interests in consolidated subsidiaries and controlling interests in a consolidated group, Statement 160 requires the presentation of non-controlling interests and controlling interests as separate components of equity in the statement of financial position along with comprehensive disclosures about attributes and transactions pertaining to non-controlling interests.

Statement 160 requires that earnings attributed to the non-controlling interests be reported as part of consolidated earnings and not as a separate component of income or expense, and disclosure of the attribution of consolidated earnings to the controlling and non-controlling interests on the face of the consolidated income statement.

Statement 160 also amends FASB No. 128, Earnings per Share, to specify that earnings per share data in consolidated financial statements that include one or more partially-owned subsidiaries is calculated using only the amount of earnings attributable to the controlling interests.

Changes in a parent’s controlling ownership interest that do not result in a loss of control of the subsidiary will now be treated as transactions among shareholders in the consolidated entity. These transactions include decreases or increases in a parent’s controlling ownership interest in any subsidiary-issued security that is classified in accordance with GAAP as equity in the consolidated statement of financial position (e.g., common stock, preferred stock, etc.).

Under SFAS 160, when there is a decrease in ownership interest in a subsidiary, the carrying amount of the non-controlling interest should be increased to reflect the change in the non-controlling interest’s ownership in the subsidiary’s net assets. Any difference between consideration received and the adjustment made to the carrying amount of the non-controlling interest should be recognized directly in equity attributable to the controlling interest (i.e., as an adjustment to paid-in capital).

When an increase in ownership interest in a subsidiary occurs, the carrying amount of the non-controlling interest is adjusted to reflect the non-controlling interest’s reduced ownership interest in the subsidiary’s net assets.

Any difference between consideration paid by the parent to the non-controlling interest holders and the adjustment to the carrying amount of the non-controlling ownership interests in the subsidiary is recognized directly in equity attributable to the controlling interest (i.e., paid-in capital).

Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Statement 160 is required to be adopted prospectively, except for the following provisions, which are required to be adopted retrospectively:

•	Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity in the consolidated statement of financial position.

•	Recast consolidated net income (loss) to include net income (loss) attributable to both the controlling and non-controlling interests.

The Company is currently evaluating the effect of adopting this new standard.

The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (FASB Statement No. 159)

In February 2007, the Financial Accounting Standards Board (FASB or the “Board”) issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (the “Statement” or Statement 159). Statement 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”, or “FVO”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent charges in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings).

The fair value option will mitigate some of the volatility in reported earnings that results from the use of different measurement attributes to account for financial assets and financial liabilities. By electing the fair value option, an entity can achieve consistent accounting for related assets and liabilities without having to apply complex hedge accounting provisions.

Statement 159 requires extensive disclosures whose primary objective is to facilitate comparison among entities that choose different measurement attributes for similar assets and liabilities, as well as, comparison of similar assets and liabilities for which an individual entity selects different measurement attributes.

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 (January 1, 2008 for the Company).

The effect of initial adoption will be accounted for as a cumulative-effect adjustment through beginning retained earnings.

For items existing at the effective date for which the fair value option is elected, the following disclosures should be provided:

•	A schedule that presents the pretax portion of the cumulative effect adjustment for items on that line.

•	The fair value at the effective date for items for which the FVO is elected.

•	The carrying amount of items immediately before electing FVO.

•	The net effect on the entity’s deferred tax assets and liabilities of electing the FVO.

The Company is currently evaluating the effect of adopting this new standard.

Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1)

On May 2, 2007, the FASB issued FSP FIN 48-1, Definition of Settlement in FASB Interpretation 48 (“FSP FIN 48-1”), which amends FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. In the FSP, it was concluded that, for purposes of applying paragraph 10(b) of FIN 48, settlement has effectively occurred if the taxing authority has completed all of its required or expected examination procedures, the enterprise does not intend to appeal or litigate any aspect of the tax position, and it is considered remote that the taxing authority would reexamine the tax position. The FSP also includes guidance defining when a tax position is considered effectively settled through examination.

This FSP is to be applied upon the initial adoption of FIN 48. An enterprise that applied FIN 48 in a manner consistent with the provisions of this FSP would continue to apply the provisions in this FSP from the date of initial adoption on FIN 48, However, an enterprise that did not apply FIN 48 in a manner consistent with the provisions of this FSP is required to retrospectively apply the provisions in this FSP to the date of the initial adoption of FIN 48. The adoption of this FSP did not have a material impact on Company’s results of operations and financial condition.

Amendment of FASB Interpretation No. 39 (FSP FIN 39-1)

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, which amends certain aspects of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105 (“FSP FIN 39-1”). FSP FIN 39-1 amends paragraph 10 of FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts, including amounts that approximate fair value, recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Derivative instruments permitted to be netted for the purposes of the FSP include those instruments that meet the definition of a derivative in FASB Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, including those that are not included in the scope of Statement 133 (for example, a financial guarantee, weather derivatives, etc.). The decision to apply the guidance of the FSP FIN 39-1 is an accounting policy decision and should be consistently applied.

The FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. A reporting entity should recognize the effects of applying this FSP as a change in accounting principle through retrospective application for all financial statement presented. If it is impracticable to apply the guidance in this FSP retrospectively for all financial statements presented, the reporting entity should disclose why it is impracticable and apply the guidance in this FSP retrospectively for as many consecutive prior financial statements as practicable. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements.

AMÉRICA MÓVIL, S.A.B. DE C.V. Y SUBSIDIARIAS

Consolidated Statement of Changes in Stockholders’ Equity

Ander U.S. GAAP for the years ended December 31, 2005, 2006 and 2007

(Thousands of Constant Pesos with purchasing power as of December 31, 2007)

	Capital Stock		Retained earnings						Other accumulated comprehensive income (loss)		Comprehensive income		Total
			Legal reserve		Unappropriated		Total
Balances at December 31, 2004	Ps.	37,042,526	Ps.	487,667	Ps.	36,988,220	Ps.	37,475,887	Ps.	(269,145)			Ps.	74,249,268
Cash purchase of Company’s own shares		(15,553)				(5,654,536)		(5,654,536)						(5,670,089)
Dividends paid						(8,698,476)		(8,698,476)						(8,698,476)
Comprehensive income:
Net income for the year						33,028,246		33,028,246			Ps.	33,028,246		33,028,246
Other comprehensive income:
Effect of translation of foreign entities										(387,012)		(387,012)		(387,012)
Unrealized gains on securities										(375,422)		(375,422)		(375,422)
Current year valuation of swaps										(100,256)		(100,256)		(100,256)
Deferred taxes allocate to equity, net of effect of inflation										209,065		209,065		209,065

Comprehensive income											Ps.	32,374,621

Balances at December 31, 2005		37,026,973		487,667		55,663,454		56,151,121		(922,770)				92,255,324
Cash purchase of Company’s own shares		(9,624)				(7,789,304)		(7,789,304)						(7,798,928)
Dividends paid						(2,289,219)		(2,289,219)						(2,289,219)
Comprehensive income:
Net income for the year						40,638,699		40,638,699			Ps.	40,638,699		40,638,699
Other comprehensive income:
Effect of translation of foreign entities										1,334,009		1,334,009		1,334,009
Current year valuation of swaps										53,138		53,138		53,138
Current year valuation of available-for-sale										371,183		371,183		371,183
Deferred taxes allocate to equity, net of effect of inflation										344,427		344,427		344,427

Comprehensive income											Ps.	42,741,456

Balances at December 31, 2006		37,017,349		487,667		86,223,630		86,711,297		1,179,987				124,908,633
Cash purchase of Company’s own shares		(3,359)				(12,853,079)		(12,853,079)						(12,856,438)
Dividends paid						(42,127,537)		(42,127,537)						(42,127,537)
Comprehensive income:
Net income for the year						55,419,072		55,419,072			Ps.	55,419,072		55,419,072
Other comprehensive income:
Effect of translation of foreign entities										10,143,715		10,143,715		10,143,715
Deferred taxes allocate to equity, net of effect of inflation										1,538,704		1,538,704		1,538,704

Comprehensive income											Ps.	67,101,491

Balances at December 31, 2007	Ps.	37,013,990	Ps.	487,667	Ps.	86,632,086	Ps.	87,149,753	Ps.	12,862,406			Ps.	137,026,149

23.—Supplemental Guarantor Information

As mentioned in Note 14, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2006 and 2007 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2007 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican FRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican FRS and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidated balance sheets:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
December 31 de December de, 2006
Current assets:
Cash and cash equivalents	Ps.	16,138,447	Ps.	2,778,859	Ps.	24,934,542	Ps.	(894,092)	Ps.	42,957,756
Short-term investments				31,975		2,112,655				2,144,630
Accounts receivable, net		10,060,429		13,710,792		18,655,742		(4,399,560)		38,027,403
Related parties		3,233,244		6,663,732		79,813,020		(88,315,950)		1,394,046
Inventories, net				12,622,293		14,440,362		(6,993,940)		20,068,715
Other current assets				212,688		3,593,252				3,805,940
Plant property and equipment, net				20,765,520		122,324,435				143,089,955
Investments in associates and others		215,201,071		23,742,031		29,942,777		(268,305,150)		580,729
Intangible assets, net		198,594		10,302,191		65,755,285				76,256,070

Total assets		244,831,785		90,830,081		361,572,070		(368,908,692)		328,325,244

Liabilities:
Short-term debt		22,943,586				4,164,193		(894,091)		26,213,688
Current liabilities		28,336,907		58,865,980		98,799,183		(92,140,093)		93,861,977
Long-term debt		78,583,500		2,602,050		7,851,958				89,037,508
Other non-current liabilities		1,905,126				3,560,142				5,465,268

Total liabilities		131,769,119		61,468,030		114,375,476		(93,034,184)		214,578,441

Total majority stockholders’ equity		113,062,666		29,362,051		245,937,043		(275,299,094)		113,062,666
Non-controlling interest						1,259,551		(575,414)		684,137

Total stockholders’ equity under Mexican FRS		113,062,666		29,362,051		247,196,594		(275,874,508)		113,746,803

Total liabilities and stockholders’ equity	Ps.	244,831,785	Ps.	90,830,081	Ps.	361,572,070	Ps.	(368,908,692)	Ps.	328,325,244

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2007
Current assets:
Cash and cash equivalents	Ps.	600,142	Ps.	474,790	Ps.	10,897,187			Ps.	11,972,119
Short-term investments				49,931						49,931
Accounts receivable, net		14,364,119		13,414,437		29,818,695	Ps.	(12,840,913)		44,756,338
Related parties		42,807		3,870,165		64,196,526		(66,774,888)		1,334,610
Inventories, net				8,566,720		13,243,697		(750,387)		21,060,030
Other current assets				261,456		2,892,329				3,153,785
Plant property and equipment, net				18,839,728		148,244,178				167,083,906
Investments in associates and others		248,285,135		42,023,434		38,907,355		(328,626,309)		589,615
Intangible assets, net		213,052		8,999,187		89,908,742				99,120,981

Total assets		263,505,255		96,499,848		398,108,709		(408,992,497)		349,121,315

Liabilities:
Short-term debt		13,933,100		2,508,000		3,511,807				19,952,907
Current liabilities		45,016,440		52,396,256		77,394,952		(78,702,180)		96,105,468
Long-term debt		69,515,147				15,284,340				84,799,487
Other non-current liabilities		8,816,498		3,277,852		9,565,602		(254,269)		21,405,683

Total liabilities		137,281,185		58,182,108		105,756,701		(78,956,449)		222,263,545

Total majority stockholders’ equity		126,224,070		38,317,740		291,058,956		(329,376,696)		126,224,070
Non-controlling interest						1,293,052		(659,352)		633,700

Total stockholder’s equity under Mexican GAAPFRS		126,224,070		38,317,740		292,352,008		(330,036,048)		126,857,770

Total liabilities and stockholders’ equity	Ps.	263,505,255	Ps.	96,499,848	Ps.	398,108,709	Ps.	(408,992,497)	Ps.	349,121,315

Condensed consolidated statements of operations:

	For the year ended December 31, 2005
Total revenues	Ps.	356,449	Ps.	93,163,116	Ps.	141,336,024	Ps.	(38,217,795)	Ps.	196,637,794
Total cost and expenses operating		62,833		94,485,510		100,476,808		(35,097,347)		159,927,804

Operating income (loss)		293,616		(1,322,394)		40,859,216		(3,120,448)		36,709,990
Interest income (expense), net		(1,343,744)		(2,785,868)		(998,433)		(388,987)		(5,517,032)
Exchange gain (loss), net		2,470,069		(818,771)		715,511				2,366,809
Monetary effect, net		(937,671)		770,667		4,222,768				4,055,764
Other financing income (cost), net		(123,758)				(3,572,236)				(3,695,994)
Other (expenses) income, net		(568,966)		310,114		(182,883)				(441,735)
Taxes on profits		(10,307,331)		(2,018,530)		12,631,030				305,169
Equity interest in net (loss) income of associates		22,956,029		16,875,731		15,002,275		(54,879,769)		(45,734)

Net income before non-controlling interest	Ps.	33,052,906	Ps.	15,048,009		43,415,188	Ps.	(58,389,204)		33,126,899

Non-controlling interest					Ps.	(73,993)			Ps.	(73,993)

Condensed consolidated statements of operations:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
		For the year ended December 31, 2006
Total revenues	Ps.	332,766	Ps.	89,679,762	Ps.	239,848,904	Ps.	(86,856,567)	Ps.	243,004,865
Total cost and expenses operating		96,672		92,952,977		167,820,780		(78,899,744)		181,970,685

Operating income (loss)		236,094		(3,273,215)		72,028,124		(7,956,823)		61,034,180
Interest income (expense), net		(4,744,861)		115,726		(159,329)				(4,788,464)
Exchange (loss) gain, net		(1,025,571)		66,754		3,280,055				2,321,238
Monetary effect, net		2,469,699		1,125,259		253,137				3,848,095
Other financing cost, net		(364,922)				(1,043,967)				(1,408,889)
Other income (expense), net		224,740		1,368,970		(1,110,039)				483,671
Taxes on profits		(663,722)		418,529		17,263,337				17,018,144
Equity interest in net (loss) income of associates		46,963,048		13,723,988		12,746,730		(73,395,988)		37,778

Net income before non-controlling interest	Ps.	44,421,949	Ps.	12,708,953		68,731,374		(81,352,811)		44,509,465

Non-controlling interest net income (loss)					Ps.	(85,403)	Ps.	(2,114)	Ps.	(87,517)

	For the year ended December 31, 2007
Total revenues			Ps.	99,606,447	Ps.	287,132,153	Ps.	(75,158,838)	Ps.	311,579,762
Total cost and expenses operating	Ps.	88,923		98,230,816		203,540,502		(75,474,817)		226,385,424

Operating (loss) income (loss)		(88,923)		1,375,631		83,591,651		315,979		85,194,338
Interest (expense) income, net		(6,028,566)		(1,190,976)		2,482,840				(4,736,702)
Exchange (loss) gain, net		(276,885)		287,693		2,452,634				2,463,442
Monetary effect, net		3,733,528		908,022		396,856				5,038,406
Other financing cost, net		(328,013)				(2,816,154)		(8,464)		(3,152,631)
Other income (expense), net		16,512		(399,206)		(3,330,180)				(3,712,874)
Taxes on profits		2,131,098		690,032		19,633,137				22,454,267
Equity interest in net (loss) income of associates		63,690,955		12,343,520		12,692,273		(88,669,127)		57,621

Net income before non-controlling interest	Ps.	58,587,510	Ps.	12,634,652		75,836,783		(88,361,612)		58,697,333

Minority net income Non-controlling interest					Ps.	(99,487)	Ps.	(10,335)	Ps.	(109,822)

Condensed consolidated statements of changes in financial position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2005
Operating activities:
Net income before non-controlling interest	Ps.	33,052,905	Ps.	15,048,009	Ps.	43,757,448	Ps.	(58,731,463)	Ps.	33,126,899
Non-cash items		(22,654,401)		(15,857,548)		2,676,782		55,611,016		19,775,849
Changes in operating assets and Liabilities		(46,623,894)		(2,022,441)		49,496469,411		9,420,325		10,243,401

Resources (used in) provided by Operating activities		(36,225,390)		(2,831,980)		95,903,641		6,299,878		63,146,149

Financing activities:
Bank loans, net		29,181,909		(1,557,951)		(26,670,440)				953,518
Dividends declared		(8,698,476)		(4,749,909)				4,749,909		(8,698,476)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(5,670,089)		2,259,075				(2,259,075)		(5,670,089)

Resources (used in) provided by financing activities		14,813,344		(4,048,785)		(26,670,440)		2,490,834		(13,415,047)

Investing activities:
Investment in telephone plant				(5,197,323)		(45,415,202)				(50,612,525)
Investment in subsidiaries and associates		21,997,353		3,079,267		(25,920,055)		(2,490,834)		(3,334,269)
Acquisitions, net of cash acquired						539,390				539,390
Investment in trademarks						(108,830)				(108,830)
Investment in licenses				(61,001)		(1,820,255)				(1,881,256)

Resources provided by (used in) investing activities		21,997,353		(2,179,057)		(72,724,952)		(2,490,834)		(55,397,490)

Net (decrease) increase in cash and cash equivalents		585,307		(9,059,822)		(3,491,751)		6,299,878		(5,666,388)
Cash and cash equivalents at beginning of the Period		36,989		9,700,649		15,024,303	Ps.	(6,299,878)		18,462,063

Cash and cash equivalents at end of the period	Ps.	622,296	Ps.	640,827	Ps.	11,532,552			Ps.	12,795,675

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Al 31 de December de 31, 2006
Operating activities:
Net income before non-controlling interest	Ps.	44,421,948	Ps.	12,708,952	Ps.	68,731,376	Ps.	(81,352,811)	Ps.	44,509,465
Non-cash items		(46,963,048)		(10,161,393)		11,941,076		73,395,989		28,212,624
Changes in operating assets and liabilities:		86,970,676		3,646,753		(92,310,962)		4,058,866		2,365,333

Resources (used in) provided by operating activities		84,429,576		6,194,312		(11,638,510)		(3,897,956)		75,087,422

Financing activities:
Bank loans, net		20,915,537		(618,155)		5,326,315		(894,092)		24,729,605
Dividends declared		(2,289,219)		(17,114,973)				17,114,973		(2,289,219)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(7,798,928)		2,682,975				(2,682,975)		(7,798,928)

Resources (used in) provided by financing activities		10,827,390		(15,050,153)		5,326,315		13,537,906		14,641,458

Investing activities:
Investment in telephone plant				(4,127,859)		(43,329,612)				(47,457,471)
Investment in subsidiaries and associates		(79,740,815)		15,272,701		59,493,077		(10,534,041)		(15,509,078)
Acquisitions, net of cash acquired						4,249,986				4,249,986
Investment in trademarks						(214,203)				(214,203)
Investment in licenses				(150,970)		(485,063)				(636,033)

Resources provided by (used in) investing activities		(79,740,815)		10,993,872		19,714,185		(10,534,041)		(59,566,799)

Net (decrease) increase in cash and cash equivalents		15,516,151		2,138,031		13,401,990		(894,091)		30,162,081
Cash and cash equivalents at beginning of the Period		622,296		640,827		11,532,552				12,795,675

Cash and cash equivalents at end of the period	Ps.	16,138,447	Ps.	2,778,858	Ps.	24,934,542	Ps.	(894,091)	Ps.	42,957,756

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Al 31 de December de 31, 2007
Operating activities:
Net income before non-controlling interest	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333
Non-cash items		(58,775,022)		(6,432,623)		23,799,056		88,669,128		47,260,539
Changes in operating assets and liabilities:		17,550,628		3,879,664		(27,558,864)		750,385		(5,378,187)

Resources (used in) provided by operating activities		17,363,116		10,081,693		72,076,975		1,057,901		100,579,685

Financing activities:
Bank loans, net		(18,078,839)		(94,050)		1,289,941				(16,882,948)
Dividends declared		(42,127,537)		(15,805,085)		(40,152,560)		55,957,645		(42,127,537)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,856,438)		12,496,523				(12,496,523)		(12,856,438)

Resources (used in) provided by financing activities		(73,062,814)		(3,402,612)		(38,862,619)		43,461,122		(71,866,923)

Investing activities:
Investment in telephone plant				(2,899,298)		(35,955,503)				(38,854,801)
Investment in subsidiaries and associates		40,161,394		(6,083,852)		9,429,260		(43,624,931)		(118,129)
Investment in securities available-for-sale						(789,100)				(789,100)
Acquisitions, net of cash acquired						(19,464,035)				(19,464,035)
Investment in trademarks						26,811				26,811
Investment in licenses						(499,145)				(499,145)

Resources provided by (used in) investing activities		40,161,394		(8,983,150)		(47,251,712)		(43,624,931)		(59,698,399)

Net (decrease) increase in cash and cash equivalents		(15,538,304)		(2,304,069)		(14,037,356)		894,092		(30,985,637)
Cash and cash equivalents at Beginning of the Period		16,138,446		2,778,859		24,934,543	Ps.	(894,092)		42,957,756

Cash and cash equivalents at end of the period	Ps.	600,142	Ps.	474,790	Ps.	10,897,187			Ps.	11,972,119

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 22, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10),

Summary

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 22, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, non-controlling interest and gains or losses on sales to associates.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2005		2006		2007
Net income before non-controlling interest as reported under Mexican FRS	Ps.	15,048,009	Ps.	12,708,953	Ps.	12,634,652
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		(138,794)		(156,093)		(144,559)
Deferred income tax and employee profit Sharing adjustments		1,269,427		981,757		387,873
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(312,499)		(350,958)		(344,699)
Other items, net		(123,142)		(156,343)		38,765
Effects of inflation accounting on U.S. GAAP Adjustments		69,687		7,663		16,896
Net gain on licenses				(1,117,721)
Effects of U.S. GAAP adjustments on subsidiaries, net		(77,237)		(49,707)		(107,145)

Total U.S. GAAP adjustments, net		687,442		(841,402)		(152,869)

Net income under U.S. GAAP	Ps.	15,735,451	Ps.	11,867,551	Ps.	12,481,783

	December 31,
	2006		2007
Total stockholders’ equity under Mexican FRS	Ps.	29,362,052	Ps.	38,317,740
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost, net		422,115		277,707
Deferred income tax and employee profit sharing adjustments		(359,637)		(82,242)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		1,696,581		1,918,782
EITF 00-21		(437,739)		(437,739)
Net gain on licenses		(1,117,721)		(990,322)
Effect of U.S. GAAP adjustments on subsidiaries, net		300,278		285,589

Total U.S. GAAP adjustments, net		503,877		971,775

Total stockholders’ equity under U.S. GAAP	Ps.	29,865,929	Ps.	39,289,515