Form 20-F
period 2008-12-31
AMERICA MOVIL SAB DE CV/
filed 2009-06-30
CIK 1129137

As filed with the Securities and Exchange Commission on June 30, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2008

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

Daniela Lecuona Torras, Telephone: (5255) 2581-4449, E-mail: daniela.lecuona@americamovil.com,

Facsimile: (5255) 2581-4422, Lago Alberto 366, Colonia Anáhuac, Edificio Telcel I, Segundo Piso, 11320,

México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Title of each class: Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange
(for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 20 A Shares, without par value

A Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2008:

11,712 million	AA Shares
480 million	A Shares
21,058 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

i

PART I

Item 3.	Key Information

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008. Our financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas or “Mexican FRS”) and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and cash flow statements for the years ended 2006 and 2007 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” under Item 5 and Note 2(z.2) to our audited consolidated financial statements.

For years prior to 2008, the effect of inflation accounting under Mexican FRS has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 22 to our audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin reporting financial statements in IFRS for 2012 at the latest.

On July 19, 2005, we effected a three-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo,” with us. As a result of the merger, we assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006. See Note 3 to our audited consolidated financial statements.

References herein to “U.S.$” are to U.S. dollars. References herein to “pesos,” “P.” or “Ps.” are to Mexican pesos.

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 13.5383 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2008, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

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

	As of and for the year ended December 31,(1)
	2004(12)		2005(12)		2006(12)		2007(12)(13)		2008		2008
	(2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	150,306	Ps.	196,638	Ps.	243,005	Ps.	311,580	Ps.	345,655	U.S.$	25,532
Operating costs and expenses		124,457		159,928		181,971		226,386		250,109		18,475
Depreciation and amortization		20,742		22,955		27,884		40,406		41,767		3,085
Operating income		25,849		36,710		61,034		85,194		95,546		7,058
Comprehensive financing (income) cost		(2,158)		2,790		28		387		13,865		1,024
Net income		18,595		33,053		44,422		58,587		59,486		4,393
Earnings per share:
Basic(3)		0.50		0.92		1.25		1.67		1.74		0.13
Diluted(3)		0.50		0.92		1.25		1.67		1.74		0.13
Dividends declared per share(4)		0.04		0.37		0.10		1.20		0.26		0.02
Dividends paid per share(5)		0.03		0.37		0.12		1.20		0.26		0.02
Weighted average number of shares outstanding (millions)(6):
Basic		36,848		35,766		35,459		35,149		34,220
Diluted		36,860		35,766		35,459		35,149		34,220

U.S. GAAP
Operating revenues(7)	Ps.	141,325	Ps.	183,417	Ps.	231,509	Ps.	299,335	Ps.	330,712	U.S.$	24,428
Operating costs and expenses		116,229		149,415		172,170		220,294		237,737		17,560
Depreciation and amortization		20,358		25,037		30,020		46,698		43,961		3,247
Operating income		25,096		34,002		59,339		79,041		92,975		6,868
Comprehensive financing (income) cost		(2,666)		(140)		(1,084)		(267)		19,629		1,450
Net income		18,762		33,028		40,639		55,419		54,162		4,001
Earnings per share:
Basic(3)		0.51		0.92		1.15		1.58		1.58		0.12
Diluted(3)		0.51		0.92		1.15		1.58		1.58		0.12

(see footnotes on following page)

	As of and for the year ended December 31,(1)
	2004(12)		2005(12)		2006(12)		2007(12)(13)		2008		2008
	(2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	94,719	Ps.	120,734	Ps.	143,090	Ps.	167,084	Ps.	209,897	U.S.$	15,504
Total assets		217,245		249,171		328,325		349,121		435,455		32,164
Short-term debt and current portion of long-term debt		12,828		22,176		26,214		19,953		26,731		1,974
Long-term debt		76,741		68,346		89,038		84,799		116,755		8,624
Total stockholders’ equity(8)		65,797		77,909		113,747		126,858		144,925		10,704
Capital stock		36,580		36,565		36,555		36,552		36,532		2,698
Number of outstanding shares (millions)(6)(9)
AA Shares		10,941		10,915		10,859		11,712		11,712
A Shares		795		761		571		547		480
L Shares		24,263		23,967		23,872		22,638		21,058

U.S. GAAP
Property, plant and equipment, net	Ps.	106,098	Ps.	136,871	Ps.	156,449	Ps.	177,424	Ps.	212,264	U.S.$	15,679
Total assets		232,354		268,479		349,564		363,075		443,544		32,762
Short-term debt and current portion of long-term debt		12,828		22,176		26,213		19,953		26,731		1,974
Long-term debt		76,741		68,346		89,037		84,799		116,755		8,624
Non-controlling interest		1,850		1,103		684		634		656		48
Total stockholders’ equity		74,249		92,256		124,909		137,026		151,239		11,171
Capital stock		37,043		37,026		37,017		37,014		36,994		2,733

Subscriber Data:
Number of subscribers (in thousands)		61,107		93,329		124,776		157,287		186,568
Subscriber growth		39.80%		52.70%		33.70%		23.20%		18.60%

Ratio of Earnings to Fixed Charges:
Mexican FRS(10)		5.6		4.6		7.2		9.0		7.6
U.S. GAAP(11)		5.5		4.5		7.0		8.7		7.5

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006. See Note 3 to our audited consolidated financial statements.
(2)	Except per share, share capital and subscriber data.
(3)	We have not included earnings or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts. For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.

(6)	All share figures have been adjusted retroactively to reflect a reduction in L Shares as a result of our merger with Amtel. See Notes 3 and 18 to our audited consolidated financial statements. The increase in AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive L Shares or AA Shares.
(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer,” which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application in 2004 of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 22 to our audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.
(10)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Through December 31, 2006, for Mexican FRS purposes, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(11)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(12)	Note 1z.2 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2008. The pronouncements that became effective on January 1, 2008, were fully implemented in the financial statements included in this annual report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2008.
(13)	Beginning in 2007, we capitalize interest under Mexican FRS.

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

Period	High	Low	Average(1)	Period End
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275
2006	11.4600	10.4315	10.9023	10.7995
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009
January	14.3330	13.3300
February	15.0880	14.1340
March	15.4060	14.0240
April	13.8882	13.0470
May	13.8230	12.8845

(1)	Average of month-end rates.

On June 19, 2009, the noon buying rate was Ps. 13.3380 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or “ADSs,” on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “Mexican Stock Exchange”) and, as a result, can also affect the market price of the ADSs.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

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

RISK FACTORS

Risks Relating to Our Businesses

Competition in the wireless industry is intense and could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition from other wireless providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging, trunking and Internet companies because of the trend towards convergence of telecommunication services.

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica, S.A. (“Telefónica Móviles”), which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor through several acquisitions.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved wireless technologies faster.

Competition can result in increases in advertising and promotional spending and reductions in prices for services and handsets. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets, including Mexico and Brazil, and may be introduced in other markets in the near future.

These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on our coverage, the quality of our network and service, our rates, customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

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

These risks are significant in all of the markets in which we operate. See “Mexican Operations—Regulation” and “Non-Mexican Operations—Regulation” under Item 4. The risks in our largest markets, for example, include the following.

•

In Mexico, the business of Radiomóvil Dipsa, S.A. de C.V., or “Telcel,” is subject to extensive government regulation, principally by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”), the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) and the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities. In particular, there has been extensive controversy and dispute in Mexico concerning the interconnection fees payable by local and long-distance operators to mobile operators. If these disputes are resolved against us, the consequences for our business could be material.

•

In Brazil, our business is regulated principally by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) and may be adversely affected by its actions or changes in its regulations. In particular, Anatel has defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010. It is uncertain how Anatel will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

•

In Colombia, the Colombian Ministry of Communications (Ministerio de Comunicaciones, or “Ministry of Communications”) and the Colombian Telecommunications Regulation Commission (Comisión de Regulación de Telecomunicaciones, or “CRT”) are responsible for regulating and overseeing the telecommunications sector, including cellular operations. In March 2009, the CRT issued a series of resolutions stating that Comunicación Celular, S.A. (“Comcel”), our Colombian subsidiary, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”). CRT would monitor the rates by reviewing Comcel’s average revenue per minute on a quarterly basis. The resolutions did not present a timetable for implementation of the regulations. In April 2009, Comcel filed a request for review of the resolutions (recurso de reposición) with the CRT. See “Legal Proceedings—Comcel Dominant Position” under Item 8.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Cofetel is authorized to impose specific requirements as to rates, service quality and information on any wireless operator that is determined by Cofeco to have substantial market power in a specific market. In two investigations, Cofeco has issued preliminary reports (dictámenes preliminares) concluding that Telcel has substantial market power in specified markets. We cannot predict what regulatory steps Cofetel might take if these determinations become final. We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Cofeco is also conducting four investigations into whether Telcel has engaged in monopolistic practices. Adverse determinations against Telcel in any of the ongoing investigations could also result in material fines, penalties or restrictions on our operations.

We will, in the future, have to acquire additional radio spectrum capacity in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM and UMTS services and increased deployment of 3G networks to offer value-added services. We can increase the density of our network, thus reducing our need for additional spectrum by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they will not fully meet our needs.

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction. We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but were subsequently prohibited from acquiring this additional spectrum based on restrictions imposed by Cofeco. We expect that government will conduct auctions for additional spectrum capacity during the second half of 2009 or 2010. We cannot assure that we will be allowed to participate in any new auctions for additional spectrum capacity in Mexico.

Participation in spectrum auctions requires prior governmental authorization (including prior approval from Cofeco).

Our concessions and licenses are for fixed terms, and conditions may be imposed on their renewal

Our concessions and licenses have specified terms, ranging typically from 10 to 30 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. For example, in order to renew our concession to provide services in Ecuador, we were required to pay U.S.$289 million in August 2008. If our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally for fair market value, although certain jurisdictions provide for other valuation methodologies. In Mexico, we have important concessions expiring in 2010 and 2011, and the SCT may impose additional conditions in connection with the renewal of a concession. See Note 1 to our audited consolidated financial statements.

In Mexico, the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones, or the “Telecommunications Law”) also gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

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

We may be unsuccessful in addressing the challenges and risks presented by our investments in countries outside Mexico

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America and the Caribbean. Whereas Mexico accounted for 63.0% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 30.9% of our total wireless subscribers as of December 31, 2008 and 39.1% of our consolidated revenues during 2008. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE S.A. and BCP S.A. (now Claro S.A.), increased its share of our total wireless subscribers from 16.3% as of December 31, 2002 to 21.2% as of December 31, 2008, and it accounted for 20.3% of our consolidated revenues during 2008. These investments outside Mexico may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, for example, there are pending administrative investigations into whether Telcel has substantial market power and whether it has engaged in monopolistic practices, and there are legal proceedings regarding rates for interconnection with other operators. In Brazil, there are pending regulatory proceedings regarding the calculation of inflation-related adjustments due under our concessions with Anatel. In Colombia, there are pending administrative proceedings against Comcel regarding alleged anti-competitive behavior. Our significant litigation is described in “Legal Proceedings” under Item 8.

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

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month period ended December 31, 2007 was 2.9% and for the twelve-month period ended December 31, 2008 was 2.8%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Apple, Nokia, Sony-Ericsson, Huawei, Motorola, LG and Samsung, to provide us with handsets and network equipment, which we need to operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

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

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We have introduced global system for mobile communications (GSM) technology in all of our markets (excluding TracFone Wireless, Inc.). Also, Telcel and all of our international businesses (excluding Tracfone Wireless, Inc.) launched new networks using the UMTS and HSDPA third generation technology between 2007 and 2009. We expect to complete the deployment of the third generation technology in the following years. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

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

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets

We review on a annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations. For example, during 2007 and 2008, we recorded charges in respect of certain analog, TDMA and CDMA equipment in Argentina, Brazil, Colombia and Ecuador following our decision to discontinue using the equipment.

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

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A.B. de C.V., or “Telmex,” Telmex Internacional, S.A.B. de C.V., or “Telmex Internacional,” and certain of their subsidiaries and with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with affiliated companies, sell our investments to related parties and buy investments from related parties. We may pursue joint investments in the telecommunications industry with Telmex and Telmex International. For more information about our transactions with affiliates see “Related Party Transactions” under Item 7.

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

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this provision, your shares could be forfeited to the Mexican government.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American and Caribbean economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Ecuador, El Salvador and Panama, recently held elections and others including Honduras, Uruguay and Chile will hold presidential elections in 2009. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2008, Mexico’s gross domestic product, or “GDP,” decreased by 1.6% in real terms. In 2007, GDP grew by 4.7%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 6.5% for 2008.

Brazil has also experienced slow economic growth over the past several years. Brazil’s GDP grew by an estimated 1.2% in real terms in 2008, compared to a growth rate of 5.4% in 2007. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 3.1% in 2006, 4.5% in 2007, and 6.4% in 2008. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Our business may be affected by political developments in Latin America and the Caribbean. We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions, to maintain or increase our market share or profitability or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2007 and 2006, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,463 million and Ps. 2,321 million, respectively. In 2008, we reported foreign exchange losses of Ps. 13,686 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

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

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2008, we had 182.7 million wireless subscribers in 17 countries, compared to 153.4 million at year-end 2007. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2008, making us the largest fixed-line operator in Central America and the Caribbean based on the number of subscribers.

Our principal operations are:

•

Mexico.    Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide mobile telecommunications service in all nine regions in Mexico. As of December 31, 2008, we had 56.4 million subscribers in Mexico. We are the largest provider of mobile telecommunications services in Mexico.

•

Brazil.    With approximately 38.7 million subscribers as of December 31, 2008, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, Claro S.A. and Americel S.A., or “Americel,” under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone.    We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of December 31, 2008, we had 19.6 million subscribers in the Southern Cone region. We operate under the “Claro” brand in the region.

•	Colombia. We provide wireless services in Colombia under the “Comcel” brand. As of December 31, 2008, we had 27.4 million wireless subscribers and were the largest wireless provider in Colombia.

•

Andean Region.    We provide wireless services in Peru and Ecuador. As of December 31, 2008, we had 15.5 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America.    We provide fixed-line and wireless services in Guatemala, El Salvador, Honduras, Nicaragua and Panama. Our Central American subsidiaries provide wireless services under the “Claro” brand. As of December 31, 2008, our subsidiaries had 9.2 million wireless subscribers and over 2.2 million fixed-line subscribers in Central America. We began providing wireless services in Panama in March 2009.

•

United States.    Our U.S. subsidiary, TracFone Wireless Inc., or “Tracfone,” is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 11.2 million subscribers as of December 31, 2008.

•

Caribbean.    Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest telecommunications service provider in the Dominican Republic with 3.9 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2008. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand.

Telecomunicaciones de Puerto Rico, Inc., or “TELPRI,” through its subsidiaries, is the largest telecommunications service provider in Puerto Rico with approximately 0.8 million fixed-line subscribers and 0.7 million wireless subscribers as of December 31, 2008. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

Oceanic Digital Jamaica Limited, or “Oceanic,” provides wireless and value added services throughout Jamaica, with 0.2 million wireless subscribers as of December 31, 2008.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Our Markets, Networks and Technology

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In 2008, we invested Ps. 57,134 million in capital expenditures on our property, plant and equipment. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America and the Caribbean.

We use a number of mobile technologies in the markets in which we operate. All of our markets (excluding Tracfone) have global system for mobile communication (GSM) networks for voice and digital transmissions. Through these networks, we provide many of the voice and data services supported by GSM technology, such as short message service (SMS), circuit switch data (CSD), high speed circuit switch data (HSCSD), packet switch data through general packet radio services (GPRS) and enhanced data rates for GSM evolution (EDGE).

During 2007, we began deploying networks based on universal mobile telecommunications systems (UMTS) in certain of our principal markets, including Mexico, Brazil and Colombia. UMTS is a system based on the third generation (3G) of mobile phone standards and technology that allows the transmission of large volumes of data at high speeds. 3G technologies enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Services include wide-area wireless phone telephony, video calls and broadband data, all in a mobile environment. We are deploying these networks using the high-speed downlink packet access protocol (HSDPA), which is a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. Our HSDPA deployment supports down-link speeds of 3.6 megabits per second. Our 3G networks use the same technology that is generally used throughout Europe to provide 3G services. We elected to deploy the UMTS/HSDPA networks principally because:

•

New market opportunities.    It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America and the Caribbean.

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

We are the first operator to deploy these new technologies in most of our markets. We launched 3G services based on these new technologies in Brazil during the second half of 2007 and in Mexico and Colombia during the first quarter of 2008. As of the date of this annual report, we are offering 3G services in 17 countries in Latin America and the Caribbean.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2008. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which subscribers only pay for outgoing calls. During 2008, our Mexican operations represented 39.1% of our operating revenues and our Brazilian operations represented 20.3% of our operating revenues.

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

Operating Information

We count our wireless subscribers by the number of lines activated. We continue to count post-paid subscribers for the length of their contracts. We disconnect, or “churn,” our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue to use our service, so long as they have not activated a calling card or have received traffic. We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

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

History

We were established in September 2000 in a spin-off from Telmex, a leading provider of local and long-distance telephone services in Mexico. The spin-off was implemented using a procedure under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) called escisión. The shares of our company were delivered to Telmex shareholders on February 7, 2001.

Our wireless business in Mexico is conducted through our wholly-owned subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turística, S.A., an affiliate of Telmex that published telephone directories. In 1981, the SCT granted Publicidad Turística, S.A. a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turística, S.A. changed its corporate name to Radiomóvil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark “Telcel.”

Between 1988 and 1990, Telcel expanded its cellular network on the 850 megahertz (Band B) frequency spectrum to cover the Mexico City metropolitan area and the cities of Cuernavaca, Guadalajara, Monterrey, Tijuana and Toluca, and in 1990, Telcel began offering cellular services in all nine geographic regions of Mexico. Telcel launched a PCS system in Mexico City in 1999 and currently offers the service in all nine geographic regions of Mexico. In October 2002, Telcel launched its GSM network. Since December 2002, Telcel has been authorized to provide long-distance services.

In 1999, we began acquiring our international subsidiaries and investing in our Brazilian operations and our other international affiliates. We made significant acquisitions in Latin America and the Caribbean during the past 10 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2008, approximately 69.1% of our wireless subscribers were located outside Mexico.

In December 2006, our shareholders approved the merger of Amtel, our then controlling shareholder, and its subsidiary, Corporativo, with us. As a result of the merger, we assumed Amtel’s net indebtedness, which we refinanced in January 2007. The merger also increased the amount we may use under applicable Mexican tax rules (cuenta de utilidad fiscal neta, or “CUFIN”) to repurchase shares or pay dividends without incurring additional taxes.

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments” under this Item 4.

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
AMX Argentina, S.A.	Argentina	100.0	Wireless
Americel S.A.	Brazil	99.3	Wireless
Claro S.A.	Brazil	99.4	Wireless
Claro Chile S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (COMCEL)	Colombia	99.4	Wireless
TracFone Wireless, Inc.	Delaware	98.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL).	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V.	El Salvador	95.8	Fixed-line
CTE Telecom Personal, S.A. de C.V.	El Salvador	95.8	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.2	Fixed-line/Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Oceanic Digital Jamaica Limited(2)	Jamaica	99.4	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.5	Fixed-line/Wireless
Cablenet, S.A.	Nicaragua	100.0	Cable TV
Estaciones Terrenas de Satélite, S.A. (Estesa)	Nicaragua	100.0	Cable TV
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
Claro Panamá, S.A.	Panama	100.0	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0	Fixed-line/Wireless
PRT Larga Distancia, Inc.	Puerto Rico	100.0	Fixed-line/Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AMX Tenedora, S.A. de C.V.	Mexico	100.0	Holding company
Compañía Dominicana de Teléfonos, C. por A. (CODETEL)	Dominican Republic	100.0	Fixed-line/Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	On November 28, 2008, Sercotel sold 100% of its shares in AMX Santa Lucía Inc. (parent company of Oceanic) to Comcel. As a result, our ownership interest in Oceanic decreased from 100% to 99.4%.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2008, our cellular network covered approximately 50.8% of the geographical area of Mexico, including all major cities, and 91% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 850 megahertz and 1900 megahertz radio spectrums. As of December 31, 2008, we had approximately 56.4 million cellular subscribers and, according to Cofetel, as of December 2008, an approximately 74.9% share of the Mexican wireless market. Approximately 92.7% of our cellular subscribers as of December 31, 2008 were prepaid customers.

In 2008, our Mexican operations had revenues of Ps. 135,278 million (U.S.$9,992 million), representing 39.1% of our consolidated revenues for such period. As of December 31, 2008, our Mexican operations accounted for approximately 30.9% of our total wireless subscribers, as compared to 32.6% at December 31, 2007.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2004		2005		2006		2007		2008
	(peso amounts prior to 2008 in constant Mexican pesos as of December 31, 2007)
Operating revenues (millions)	Ps.	78,999	Ps.	96,710	Ps.	113,295	Ps.	127,027	Ps.	135,278
Average monthly revenues per subscriber during preceding 12 months(1)	Ps.	216	Ps.	208	Ps.	196	Ps.	188	Ps.	174
Operating income (millions)	Ps.	28,205	Ps.	36,837	Ps.	49,814	Ps.	59,257	Ps.	61,983
Cellular lines in service (thousands)		28,851		35,914		43,190		50,011		56,371
Subscriber growth during preceding 12 months		23.1%		24.5%		20.3%		15.8%		12.7%
Company penetration(2)		27.3%		34.8%		41.4%		47.5%		53.1%
Average monthly minutes of use per subscriber during preceding 12 months		99		103		113		143		174
Churn rate(3)		3.0		3.1		3.2		3.4		3.3
Employees		9,354		11,129		12,370		14,360		16,526

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Number of cellular lines in service divided by the population of Mexico based on the latest census data available.
(3)	Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

Our Mexican business is subject to comprehensive regulation and oversight by the SCT, Cofetel, Cofeco and Profeco. The SCT is part of the executive branch of the Mexican federal government, and Cofetel is an independent agency of the SCT. Cofeco and Profeco are independent agencies of the Ministry of Economy (Secretaría de Economía). Regulation and oversight are governed by the General Communications Law (Ley de Vías Generales de Comunicación, or the “General Communications Law”), the Telecommunications Law, the telecommunications regulations adopted under both the General Communications Law and the Telecommunications Law, the Federal Antitrust Law (Ley Federal de Competencia Económica or “Federal Antitrust Law”), the Federal Customer Protection Law (Ley Federal de Protección al Consumidor) and the concessions and license agreements granted by the SCT. See “—Regulation.”

Unlike the United States, Mexico uses the “calling party pays” system for cellular calls, under which subscribers only pay for outgoing calls, unless subscribers are outside their local area. See “—Regulation—Calling Party Pays.”

Services and Products

We offer services and products in Mexico directly through Telcel or through Telcel’s subsidiaries and affiliates in Mexico.

Voice services

We offer voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

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

Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. In recent periods, we have offered postpaid plans that include effective price-per-minute reductions. In addition, Telcel offers discounts that reduce the effective rates paid by its customers for calls to fixed lines or other Telcel wireless customers.

We also offer several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive additional services such as voicemail and caller ID, although these services are less comprehensive than those available under postpaid plans.

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

Basic rates for prepaid plans have remained unchanged since 2002. However, we offer effective price-per-minute seasonal discounts and effective discounts under certain “friends and family” and other loyalty programs. Beginning in 2006, we offer a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls. Our prepaid subscribers may choose to be billed per minute (rounding each call to the next full minute), per second (paying a fixed rate for the first minute and another fixed rate for additional seconds), and beginning on April 2007, per call (consisting of a fixed rate for any call lasting up to 20 minutes). Prepaid subscribers may also choose to combine per minute and per call billing (calls lasting up to two minutes are billed on a per minute basis, while calls lasting longer than two minutes are billed on a per call basis for each additional 20 minute block).

National long distance rates for prepaid plans decreased in August 2006 from Ps. 2.61 per minute to Ps. 2.25 per minute and are expected to continue to decrease.

We believe the prepaid market represents a large and growing under-penetrated market in Mexico. Compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Data services

Short Message Services (SMS)

In January 2002, we began to offer two-way SMS to our customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other mobile operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003. Since December 2004, postpaid and prepaid customers may send and receive short messages to and from users of networks in the United States and more recently to and from 34 other countries. In 2007, Telcel began to offer to its customers the ability to send and receive short messages to and from users of Nextel México, the largest trunking carrier in Mexico.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003. Beginning in 2007, our customers can also send and receive multimedia messages to and from users of networks of other Mexican carriers.

Premium SMS, Premium MMS and Content Community

In April 2002, we became the first Mexican operator to offer premium information services through our SMS capabilities, including weather reports, financial quotes and entertainment news. Other content services include personalized ring tones, text and video games, wallpapers, screensavers, themes, video clips and interactive forums.

Starting in June 2006, we were the first Mexican operator to offer to our postpaid customers premium information services through our MMS capabilities, including news and weather reports, horoscopes and soccer score alerts and match results.

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

Internet

Wireless application protocol, or “WAP,” is a global standard designed to make Internet services available to mobile telephone users. At present, Telcel offers WAP including e-mail, data and information services and electronic commerce transactions. WAP allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network enabling users to scroll through different pages of information of third parties on the Internet. Telcel’s WAP gateway enables its prepaid and postpaid users to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

As part of our third generation services, we offer internet access through smart phones and computers.

Data transmission

We offer the following data transmission services through our GSM network: high speed circuit switch data (HSCSD), packet switch data through general packet radio services (GPRS), enhanced data rates for GSM evolution (EDGE), universal mobile telecommunications systems (UMTS) and high speed downlink packet access (HSDPA).

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

Telcel’s UMTS third generation network and the high-speed downlink packet access protocol (HSDPA) are described under “—Third generation technologies” under this Item 4.

Push-to-Talk Services

In 2004, we began to offer push-to-talk services (two-way half duplex voice service) over our GSM network. Postpaid customers may use “push-to-talk over cellular,” or “POC,” to communicate with other Telcel customers that subscribe to this service across Mexico at no cost in addition to the fixed monthly charge. POC is geared mainly towards potential customers in the business environments.

Oficina Móvil Telcel

Oficina Móvil allows our customers to access e-mail and personal information management tools, such as calendars and address books, through their handsets. Through strategic alliances with renowned companies such as BlackBerry and Windows Mobile, Telcel customers can manage multiple e- mail accounts and review and edit e-mail attachments. Telcel also offers data coverage in Mexico and other countries where we have roaming agreements.

E-Commerce

Telcel offers services that focus on e-commerce, such as services that allow customers to recharge air time remotely, share airtime with other prepaid costumers and perform banking activities from their mobile phones.

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

Most of the handsets that Telcel currently offers are GSM dual-band, which can switch between the 850 and 1900 megahertz radio spectrums. In addition, Telcel offers tri-band and four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog handsets. Beginning in 2007, Telcel offers 3G handsets, which operate on our 3G network and GSM network, depending on the customer’s location.

Interconnection

Telcel earns interconnection revenues from calls to any of its subscribers that originate with another service provider. Telcel charges the service provider from whose network the call originates an interconnection charge for the time Telcel’s network is used in connection with the call. Telcel must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers (mobile and fixed). See “—Regulation—Interconnection” under this Item 4.

There has been extensive controversy, and legal and administrative proceedings, concerning the terms of interconnection in Mexico. See “—Regulation—Interconnection” under this Item 4.

Roaming

Telcel offers international roaming services to its subscribers through the networks of cellular service providers with which Telcel has entered into international roaming agreements. Telcel also provides roaming services in Mexico to customers of Telcel’s international roaming partners. Subscribers are able to roam outside Mexico by paying international roaming fees. Telcel has entered into approximately 421 agreements covering GSM networks around the world. As of the date of this annual report, Telcel had commercially launched roaming GSM services covering 169 countries and GPRS services covering 123 countries for postpaid subscribers. Telcel’s costumers can roam in 3G networks covering 36 countries. Telcel’s 3G network also provides inbound roaming to customers of its international roaming partners.

Telcel offers international roaming services (voice, SMS and data) under a variety of rates including special rates to subscribers roaming in the U.S. border, the U.S., Canada and other markets.

GPRS roaming features provide push-to-talk and push e-mail service customers with unlimited usage within certain zones on daily or monthly bases.

Telcel offers its prepaid customers GSM, GPRS and 3G services in the U.S., Canada and Brazil, including prepaid roaming top-up services and the ability to check their balance.

Roaming payments between Telcel and its international roaming partners are channeled through Cibernet Plc, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

Marketing

We develop customer and brand awareness through our marketing and promotion efforts and high-quality customer care. We build upon the strength of our well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the “Amigo Kit” and related products, certain GSM postpaid plans and certain value-added services. In October 2003, Telcel launched “Círculo Azul,” a loyalty rewards program that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties.

In 2008, our marketing efforts focused significantly on the promotion of Telcel’s launch and development of 3G services in Mexico.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2008, approximately 72% of Telcel’s sales of handsets were generated by cellular distributors (including retail chains), with approximately 24% from sales in company-owned stores, and approximately 4% from direct sales to corporate accounts.

As of December 31, 2008, Telcel had relationships with a network of over 1,293 exclusive distributors, who sell Telcel’s services and products through approximately 45,024 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. As of December 31, 2008, Telcel owned and operated 246 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the “Amigo Kit” consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that, as of December 31, 2008, prepaid cards are available through approximately 130,000 points of sale in Mexico.

We sell prepaid airtime principally through the sale of cards. We also offer customers the option of buying airtime through other means.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

We bill our postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks (including through banks’ Internet websites), at Telcel retail stores and other designated retail stores, and through Telcel’s Internet website.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 38.5% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel’s wireless networks use digital technologies. Telcel uses time division multiple access (TDMA) digital technology in the 850 megahertz frequency spectrum. TDMA is a digital technology that divides radio spectrum into assigned time slots to transmit signals. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, GSM provides access to a better developed path toward third generation wireless technologies. In 2006, Telcel started deploying the GSM, GPRS and EDGE technologies in the 850 megahertz frequency spectrum. In February 2008, Telcel launched a UMTS third generation network in Mexico in the 850 megahertz frequency spectrum.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems and across 850 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as SMS, extended battery life, added call security and improved voice quality.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network, using the 850 megahertz spectrum since 2006. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, MMS, CSD, high-speed CSD, GPRS and EDGE, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel’s GSM network offers service in all nine regions in Mexico. As of December 31, 2008, Telcel’s GSM subscriber base accounted for approximately 92% of Telcel’s total subscribers.

Telcel upgraded the GSM/GPRS network with EDGE technology. It has implemented EDGE technology in more than 181,111 localities, including all the major cities in Mexico. EDGE can be deployed in existing spectrum with minimum changes in hardware. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

Third generation technologies

Third generation (3G) technologies provide high-speed wireless packet data access and all Internet- related services that can be offered through broadband with the advantage of mobility. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities.

Telcel is deploying a UMTS third generation network in Mexico using the existing 850 megahertz spectrum and began offering 3G services in February 2008. 3G technologies enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Services include wide-area wireless phone telephony, video calls and broadband data, all in a mobile environment. Telcel is deploying its UMTS network using the high-speed downlink packet access protocol (HSDPA), which is a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. Telcel’s HSDPA deployment supports down-link speeds of 3.6 megabits per second. Our 3G networks use the same technology that is generally used throughout Europe to provide 3G services. We elected to deploy the UMTS/HSDPA networks principally because:

•

New market opportunities. It allows us to enter new markets and provide new services, such as the wireless broadband market, which we believe has significant growth potential throughout Latin America and the Caribbean.

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

Telcel is the first operator to deploy UMTS/HSDPA technologies in Mexico. As of December 31, 2008, Telcel’s UMTS/HSDPA network covered 40,549 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2009. As of December 31, 2008, Telcel’s UMTS/HSDPA subscriber base accounted for approximately 2% of Telcel’s total subscribers.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 850 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Three other companies also hold concessions for nationwide service using the 1900 megahertz spectrum.

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

Telcel currently relies on Ericsson for the supply of more than 61% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors, including Nokia, Sony-Ericsson, Apple, Motorola, LG and Samsung.

Competition

Telcel faces competition from other mobile providers using the 850 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s principal competitors in Mexico are Grupo Iusacell, S.A. de C.V. and Telefónica Móviles. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 74.9% as of December 31, 2008.

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

Competition Investigations

The Telecommunications Law authorizes SCT to impose specific requirements as to rates, quality of service and information on any wireless operator that is determined by Cofeco to have substantial power in a specific market according to the Federal Antitrust Law. Pursuant to the Telecommunications Law, SCT has the power to adopt specific regulations on rates, quality of service, disclosure of information or other special regulations.

Cofeco is conducting investigations into market power and monopolistic practices in the telecommunications sector. Depending on the resolution of these investigations, they may result in new regulations applicable to Telcel. See “Legal Proceedings—Mexico—Cofeco” under Item 8.

Number Portability

Cofetel rules for the portability of fixed-line and mobile telephone numbers took effect in June 2008. One of the objectives of these rules is to increase competition among operators. The portability rules allow customers to change providers without contacting their current provider, so we may lose customers without having the opportunity to influence their decision. The rules also require that we bear the costs of changes in our network and any other investments necessary to implement portability, without being able to charge other operators. To date, the portability rules have not materially affected our subscriber base.

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services, including interconnection. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to register with Cofetel their rates for mobile service prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Antitrust Law. Although no such determination has been made with respect to the wireless market in Mexico or any other market that could affect our business, there can be no assurance that such a determination will not be made in the future.

Concessions—General

Telcel operates under several different concessions covering particular frequencies and regions. The following table summarizes Telcel’s concessions.

Regions in Mexico		Band A (1900 MHz)			Band B (850 MHz)
Cel	PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	I	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
II	II	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
III	III	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
IV	IV	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Semi-annual fees(1)
VIII	V	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Semi-annual fees(1)
V	VI	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
VI	VII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
VII	VIII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
IX	IX	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2000	Oct. 2015	Upfront fee

(1)	The semi-annual fees, or aprovechamientos, are determined as a percentage of gross revenues corresponding to the concession. Amounts payable vary depending on the relevant region.

Regions in Mexico		Band D (1900 MHz)			Band F (1900 MHz)
Cel	PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	I	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
II	II	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
III	III	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
IV	IV	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VIII	V	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
V	VI	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VI	VII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VII	VIII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
IX	IX	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)

(2)	The annual fees, or derechos, are for the use and exploitation of radio spectrum bands. Amounts payable are set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band.

In addition to the cellular and PCS concessions detailed in the tables above, in December 2002, the SCT granted Telcel a concession to install and operate a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited

Telcel to provide these services only to its wireless subscribers until December 2005. In 2006, Telcel completed the build out of its long distance network which allows Telcel to carry all the national long distance traffic originated from Telcel’s customers to other customers. Also, since May 2007, Telcel opened its interconnection with the local network of Telmex in Mexico City and with the long distance network of AT&T.

Concessions—Fees

There are two different types of fees that we may be required to pay in connection with our concessions.

Aprovechamientos.    Some concessions require Telcel to pay semi-annual fees (aprovechamientos) equal to a percentage of gross revenues derived from the concessioned services. The percentage ranges between 5% and 10%. These fees apply to the 850 megahertz (Band B) concessions, except for Region 9 which covers Mexico City and the states of Mexico, Morelos and Hidalgo. For the Region 9 Band B concession, these fees were eliminated pursuant to a court decision, against an increase of Ps. 2,149.5 million in the aggregate consideration payable for the concession (from Ps. 116.4 million to Ps. 2,265.9 million). Telcel paid Ps.150.9 million in cash and credited Ps. 1,998.5 million of fees it had previously paid. Fees of this type do not apply to the 1900 megahertz (Band D) concessions, which Telcel purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which Telcel acquired from Unefon.

Derechos.    Owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band. These annual fees apply to all spectrum bands, including those that are already subject to the payment of fees (aprovechamientos) based on gross revenues. Currently, we are not required to pay these fees in respect of our Bands A, B and D concessions since they were awarded prior to 2003, but we are required to pay them in respect of additional 10 megahertz of capacity in the 1900 megahertz spectrum (Band F) acquired in 2005.

Telcel challenged the validity of these annual fees, on the grounds that they violate the Mexican Constitution and certain provisions of the Telecommunications Law. In January 2009, one chamber (sala) of the Mexican Supreme Court denied our request for an injunction, but that decision was subject to rehearing because another chamber (sala) issued a contrary ruling in a case brought by another operator challenging the same law. In April 2009, the Mexican Supreme Court definitively denied Telcel’s request for an injunction. Telcel has paid the annual fees notwithstanding its legal challenges.

Concessions—Expansion, modernization and service quality requirements

Telcel’s concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

The concessions also set forth extensive requirements for the quality and continuity of Telcel’s service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In May 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks, applicable to all operators, including Telcel, which imposes additional service quality requirements. We are in compliance with the service quality requirements of our concessions and the Technical Plan.

Concessions—Competition

The telecommunications regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

Concessions—Renewal

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 or 2011. Our ability to renew the eight Band B concessions in the coming years will be subject to a number of factors beyond our control. Among other possible factors, renewal of the eight concessions will be conditioned on our compliance with the terms and conditions of the relevant concessions during their terms, payment of a renewal fee and our acceptance of terms and conditions which may differ from those applicable under the existing concessions.

The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms.

Concessions—Termination

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

The General Communications Law and all but one of Telcel’s 850 megahertz concessions provide that in the event of early termination of Telcel’s mobile concessions, all assets that are the subject of such concession would revert to the Mexican government without compensation to Telcel. In the event of early termination of any of Telcel’s PCS concessions, the Mexican government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel’s 850 megahertz concessions.

Calling Party Pays

In Mexico, calls to and from our mobile subscribers are subject to the “calling party pays” system, under which subscribers only pay for outgoing calls. Subscribers have the option of retaining the “mobile party pays” system. The “calling party pays” system has applied to local calls since 1999 and to long-distance calls since November 2006. Mobile operators do not charge airtime fees to customers receiving calls, except for roaming fees applicable when subscribers receive calls outside their local areas. Two long-distance carriers, Axtel and Avantel, have challenged the validity of the long distance calling party pays system through judicial proceedings and are operating under a court order obtained in those proceedings that temporarily suspends the application to them of the calling party pays system.

Interconnection fees

Under the calling party pays system, when the customer of one operator (local or long-distance) places a call to a customer of another operator, the first operator pays the second a fee, which is referred to as an interconnection fee.

Under Mexican law, interconnection fees are negotiated between operators. For some periods, we have been unable to reach agreement on fees with some operators, and operators that are unable to agree have sought the intervention of Cofetel to establish interconnection fees. Our interconnection agreements with each operator require us to offer that operator the best rates we offer to other similar operators, and as a result if a single operator obtains a more favorable rate through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, we may be required to offer that rate to other operators even though we have previously agreed with them on rates.

There has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls for periods beginning with 2005. The principal stages in the controversy, as it relates to interconnection with Telcel, are summarized below.

•

December 2004 Agreement.    In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers.

•

August 2006 Cofetel Resolution.    Axtel, S.A.B. de C.V., or “Axtel”, Avantel, S. de. R.L. de C.V., or “Avantel”, and Servicios Alestra, S.A. de C.V., or “Alestra” did not become party to the December 2004 agreement. Instead, they began proceedings with Cofetel to establish the interconnection fees for local traffic under “calling party pays” between them and Telcel. In August 2006, Cofetel issued a resolution establishing local interconnection fees between these operators and Telcel for the years 2005 through 2010. These rates were lower than the fees Telcel had agreed with the other operators in December 2004. In addition, Cofetel ruled that starting in 2007, interconnection fees would be based on the total number of seconds for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel and Alestra. Telcel challenged this resolution.

•

2006 Agreements.    In the fourth quarter of 2006, in connection with the implementation of the “calling party pays” system for long-distance, most operators other than Axtel and Avantel agreed on local and long-distance interconnection fees for the years 2007 through 2010. These agreements contemplated continued reductions in fees.

•

December 2007 Judicial Decision and January 2008 Cofetel Resolution.    Telcel began judicial proceedings challenging Cofetel’s August 2006 resolutions on interconnection rates between Axtel, Avantel, Alestra and Telcel. In December 2007, the court invalidated Cofetel’s August 2006 Axtel resolution in its entirety and directed Cofetel to issue a new resolution covering only the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for 2005 through 2007 and the courts have not yet resolved this challenge.

•

2008 Proceedings Involving Axtel.    In December 2007 and March 2008 Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, prior to Cofetel issuing a resolution, Axtel obtained a court order against Cofetel to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. It also filed with the SCT an administrative review proceeding (recurso de revisión) against the alleged failure to act (negativa ficta) of Cofetel that permits the SCT to review the alleged decision of Cofetel. Axtel contended that Cofetel, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, had refused to act, and asked SCT to review that refusal. In July 2008, Telcel obtained a court order preventing SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection between Axtel and Telcel. In September 2008, however, SCT issued a resolution establishing interconnection fees for 2008 through 2011. These fees are less than half of the fees we previously agreed with the other operators. We challenged the resolution and obtained a court order suspending the effects of the resolution.

•

April 2009 Cofetel Resolution.    In April 2009, Cofetel issued a resolution establishing the interconnection rates applicable between Avantel (a subsidiary of Axtel) and Telcel for long distance traffic under the “calling party pays” system. The resolution provides for the same tariffs resolved in the August 2006 Cofetel Resolutions, but is applicable to long distance traffic under the “calling party pays” system. We challenged this resolution and the court has not yet resolved the challenge.

We expect that interconnection fees for fixed-to-mobile calls will continue to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees Telcel is required to provide to Axtel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among the parties for reimbursement of amounts already paid or payment of amounts left unpaid between Telcel and Axtel with respect to certain time periods between 2005 and 2009.

February 2009 Interconnection Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad, or the “Plan”). The Plan addresses the technical, economic and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which could override the existing fee agreements among operators. The Plan also contemplates asymetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

We cannot predict the competitive and financial effects that might result from implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

Telcel has challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge.

Consolidation of Local Service Areas

In March 2007, Cofetel issued a resolution to eliminate 70 local service areas and in September 2008, it issued a resolution to eliminate an additional 125 local service areas, reducing the total number of local service areas from 397 to 202 in a process that began in November 2008 and will be completed in 2010. If implemented as issued, the resolution would have the effect of requiring mobile operators to reassign the local area code numbers for a significant number of their subscribers. We are currently in discussions with Cofetel for a technical solution to the reassignment of local area codes as a result of the consolidation. As of the date of this annual report, we have not reached an agreement with Cofetel regarding this matter. We do not expect the consolidation of local service areas to have a significant negative impact on our results of operations.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Brazil, the Southern Cone region (Argentina, Paraguay, Uruguay and Chile), Colombia, the Andean region (Ecuador and Peru), Central America (El Salvador, Guatemala, Honduras, Nicaragua and Panama), the United States and the Caribbean (the Dominican Republic, Jamaica and Puerto Rico). Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 60.9% of our consolidated revenues for 2008, as compared to 59.2% of our consolidated revenues for 2007.

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

	Year ended December 31,
	2006		2007		2008
	(peso amounts prior to 2008 in constant Mexican pesos as of December 31, 2007, except lines in service, minutes of use and churn)
BRAZIL
Consolidated operating revenues (millions)	Ps.	41,049	Ps.	58,305	Ps.	70,484
Average monthly revenues per subscriber(1)		136		160		155
Operating (loss) income (millions)		(4,316)		608		1,584
Cellular lines in service (thousands) at year end		23,881		30,228		38,731
Average monthly minutes of use per subscriber		70		77		93
Churn rate(2)		2.8%		2.5%		2.7%
SOUTHERN CONE(3)
Operating revenues (millions)	Ps.	20,603	Ps.	27,237	Ps.	30,541
Average monthly revenues per subscriber(1)		131		126		120
Operating income (millions)		1,355		2,691		5,702
Cellular lines in service (thousands) at year end		13,247		17,290		19,591
Average monthly minutes of use per subscriber		134		127		130
Churn rate(2)		1.9%		2.5%		2.6%
COLOMBIA
Combined operating revenues (millions)	Ps.	22,252	Ps.	29,614	Ps.	32,622
Average monthly revenues per subscriber(1)		93		105		100
Operating income (millions)		4,766		7,616		10,955
Cellular lines in service (thousands) at year end		19,521		22,335		27,390
Average monthly minutes of use per subscriber		110		122		157
Churn rate(2)		1.7%		2.3%		2.4%
ANDEAN REGION(4)
Combined operating revenues (millions)	Ps.	12,866	Ps.	16,210	Ps.	20,218
Average monthly revenues per subscriber(1)		115		101		98
Operating income (millions)		2,794		3,725		5,284
Cellular lines in service (thousands) at year end		9,026		12,390		15,482
Average monthly minutes of use per subscriber		51		55		70
Churn rate(2)		3.0%		3.0%		2.4%

	Year ended December 31,
	2006		2007		2008
	(peso amounts prior to 2008 in constant Mexican pesos as of December 31, 2007, except lines in service, minutes of use and churn)
CENTRAL AMERICA(5)
Combined operating revenues (millions)	Ps.	17,116	Ps.	16,918		16,051
Average monthly revenues per subscriber(1)		120		94		72
Operating income (millions)		5,106		4,698		3,029
Lines in service (thousands) at year end		7,972		10,285		11,320
Wireless		5,875		8,157		9,158
Fixed		2,097		2,128		2,162
Average monthly minutes of use per subscriber		149		138		116
Churn rate(2)		0.8%		1.6%		2.0%
UNITED STATES
Operating revenues (millions)	Ps.	14,748	Ps.	15,604	Ps.	16,545
Average monthly revenues per subscriber(1)		150		134		122
Operating income (millions)		759		1,503		943
Cellular lines in service (thousands) at year end		7,897		9,514		11,192
Average monthly minutes of use per subscriber		66		72		76
Churn rate(2)		5.3%		4.6%		3.8%
DOMINICAN REPUBLIC(6)
Operating revenues (millions)	Ps.	986	Ps.	10,990	Ps.	11,241
Average monthly revenues per subscriber(1)		144		142		120
Operating income (millions)		282		3,946		3,373
Lines in service (thousands) at year end		2,874		3,430		4,649
Cellular		2,140		2,682		3,877
Fixed		734		748		772
Average monthly minutes of use per subscriber		122		104		97
Churn rate(2)		5.4%		4.3%		4.2%
CARIBBEAN(7)
Operating revenues (millions)	Ps.	—	Ps.	9,780	Ps.	12,884
Operating income (millions)		—		1,332		1,612
Lines in service (thousands) at year end		—		1,734		1,764
Cellular		—		814		932
Fixed		—		920		832
Churn rate(2)		—		3.0%		1.9%

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.
(3)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(4)	Includes our operations in Ecuador and Peru.
(5)	Includes our operations in El Salvador, Guatemala, Honduras, Nicaragua and Panama. For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services. We began consolidating the results of Panama in March 2009.
(6)	We began consolidating the results of Codetel in December 2006. Average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in this country and do not take into consideration our fixed-line services. ARPUs and MOUs are calculated using only periods after consolidation.
(7)	Includes our operations in Puerto Rico and Jamaica. We began consolidating the results of Puerto Rico in April 2007 and of Jamaica in December 2007.

We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Brazil (Claro Participações)

General

Claro Participações S.A , or “Claro Participações,” through its subsidiaries is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2008, of approximately 25.7%. Brazil is the largest market in Latin America in terms of wireless customers.

Claro Participações provides services in Brazil under a unified brand name and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2008, Claro Participações served approximately 38.7% million subscribers compared to 30.2 million subscribers at December 31, 2007 and our licensed area covered approximately 192 million licensed points of presence. At December 31, 2008, approximately 79.5% of Claro Participações’ subscribers were prepaid customers.

Claro Participações owns and operates cellular networks using GSM, CDMA and TDMA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Claro Participações launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2008, the GSM network covered more than 2,794 cities and was used by 97.35% of Claro Participações’ wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets.

In addition, during the fourth quarter of 2007, we began offering 3G services in Brazil under our new UMTS/HSDPA network. We continue the rollout of UMTS/HSDPA technologies in Brazil and by December 31, 2008, our UMTS/HSDPA network covered 286 towns, where approximately 51.32% of Brazil’s population resides. We were the first operator to offer 3G services in Brazil. In order to rollout 3G services in Brazil, during 2008, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions.

We have built our operations in Brazil through a number of transactions commencing in 2000 and ending with the acquisitions of operators in the metropolitan area of São Paulo and in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas during 2003 and the acquisition of a license in the Minas Gerais region in 2005. In April 2005, Stemar, a company owned by Claro, was awarded a license to operate wireless services in the Minas Gerais region. In September 2007, Claro acquired licenses to operate wireless services in the cities of Londrina and Tamarana (Paraná) and the north region (Amazonas, Pará, Maranhão, Roraima and Amapá) in Brazil. At December 31, 2008, our two principal operating subsidiaries, Claro S.A. and Americel, had approximately 9,460 employees. We own all of our network equipment in Brazil.

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

Through a number of holding companies we own more than 99.97% of the share capital of Claro S.A. and 99.38% of the share capital of Americel. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.03% and 0.62% of the share capital of Claro and Americel, respectively.

Sales and Distribution

Claro Participações markets its wireless services primarily through retail chains (approximately 7,367 points of sale) and exclusive distributors (dealers) (approximately 3,225 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2008, approximately 57% of Claro Participações’ sales of handsets were generated by retail chains, 27% by exclusive distributors (dealers) and approximately 6% from sales in company-owned stores, of which there are approximately 166. Claro Participações also sells and distributes its products and services over the Internet.

Claro Participações has implemented permanent training and evaluation programs for dealers to help maintain the level of service quality.

Claro Participações’ company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, prepaid plans, purchase prepaid cards and purchase handsets. Claro Participações’ stores serve as customer sales and service centers and Claro Participações expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Claro Participações has a corporate sales group to service the needs of its large corporate and other high-usage customers.

Billing and Collection

Claro Participações bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, and long-distance and roaming charges, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at the post office or outlets of federal lottery houses (Casas Lotéricas).

If a postpaid customer’s payment is overdue, service may be suspended until the payment for outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 180 days past due are categorized as doubtful accounts together with all other accounts related to the same client.

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

Since we began providing 3G services in 2008, we also face competition in the broadband internet market from mobile companies that also offer 3G services as well as from other telecommunications companies and cable television operators, which were already providing broadband internet access services through asymmetric digital subscriber line (ADSL) or cable technology.

Regulatory environment

Under the General Telecommunications Law (Lei Geral de Telecomunicações) an independent regulatory agency, Anatel, regulates the telecommunications industry. Anatel has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services.

Beginning in 1997, there have been two cellular service providers in all markets in Brazil, one operating in subfrequency Band A and another in subfrequency Band B. Since 1999, the entire Brazilian telecommunications sector has been open to competition.

In September 2000, Anatel published guidelines for the implementation of PCS (Serviço Móvel Pessoal) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operation within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator’s network by another. During 2003, our operating companies in Brazil exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. The operating companies may extend the term of the license for an additional 15 years, upon the payment of a fee.

The September 2000 guidelines also established rules regarding the selection of up to three additional wireless providers per region, corresponding to Bands C, D and E. Beginning in February 2001, Anatel initiated a series of auctions through which it sold rights to D-Band and E-Band licenses. After canceling the auction of new licenses under the C-Band, Anatel implemented procedures in May 2002 for the sale of C-Band bandwidth in installments not to exceed 50 megahertz per existing service provider, through which each of Claro Participações’ principal operating companies acquired bandwidth.

In December 2007, Anatel auctioned the remaining spectrum of Bands A, B, C, D, and E to existing service providers as extension blocks. In this auction, we acquired spectrum to initiate operations in the northern region of Brazil (Amazonas, Pará, Maranhão, Amapá and Roraima) and in the cities of Londrina and Tamarana.

As part of Anatel’s plan to auction 3G licenses (in the 2100 megahertz spectrum), Anatel issued a resolution in 2006 increasing the maximum overall spectrum permitted per operator from 50 megahertz to 80 megahertz. In December 2007, Anatel auctioned new 3G bands (Bands F, G, I and J in the 2100 megahertz spectrum) dividing Brazil into 11 regions. In that auction, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions. Anatel imposed certain coverage obligations related to the purchase of additional spectrum to be fully-implemented during an eight-year period. One of the more relevant obligations require the four main operators in Brazil to provide mobile services in every city where there is no current provider by 2010. Claro S.A. is responsible for 25% or 459 of the relevant cities identified by Anatel.

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

Currently, operators determine interconnection fees by agreement, subject to Anatel intervention only in case of disputes. On February 2005, Anatel commenced an arbitration proceeding against all mobile and fixed line operators in Brazil regarding the inflation adjustment applied by operators on the interconnection fees. The operators agreed on an interim price adjustment of 4.5% on mobile interconnection fees. In 2006, the arbitration panel requested that the operators hire a consulting firm to analyze and recommend a resolution to the arbitration. Because operators could not agree on a single firm, two firms were hired and each presented a report to Anatel. While Anatel has not reached a decision regarding any of the proceedings, the initial decision of Anatel’s arbitrage commission recommended that Anatel confirm the 4.5% interim adjustment. During 2007 and 2008, we entered into agreements with all mobile and some fixed operators in Brazil establishing interconnection fees. Based on the auction rules for 3G licenses published in 2007, we believe that Anatel may establish regulations by October 2009 that would impose uniform interconnection fees for all bands of megahertz spectrum in Brazil. However, there is uncertainty as to whether Anatel will in fact establish the regulations.

In 2005, Anatel defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010. It is uncertain how Anatel will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation. However, given the size of our operations in Brazil, it is likely that we would be deemed to belong to an economic group with significant market power. In 2008, mobile operators in Brazil began to provide Anatel with annual operating data (initially, for 2006 and 2007), which is intended to support Anatel’s future cost-based methods for determining interconnection fees. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

In July 2006, Brazilian regulators adopted a change in the interconnections regime relating to the methodology required for the recognition of interconnection fees. Under the new methodology (full bill), we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system (bill and keep).

In March 2007, Anatel issued a resolution establishing the portability of fixed and mobile numbers. Through this resolution, customers have the option of retaining the fixed and mobile numbers if and when they change service providers within each state of Brazil. The implementation process of this resolution took two years, with national roll out that began in August 2008 in certain cities and ended in March 2009. Anatel has nominated an independent entity, supported by mobile and fixed operators, to manage portablility solicitations and has determined, through an administrative ruling, the maximum one-time fee to be charged to a customer for the election to retain its number.

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

In 2008, Anatel approved the General Regulatory Plan (or PGR) which identifies significant issues in the telecom industry and sets forth a timetable for future regulations. The PGR included Anatel´s plans within the next two years to regulate MVNO (Mobile Virtual Network Operators) practices, expand broadband services to rural and low-income areas and implement rules related to fixed incumbents infrastructure usage.

Anatel has also shown intention to organize several auctions in 2009 for new bands in the 2.5GHz (2,500 to 2,690 MHz) and 3,5GHz frequencies (3,400 to 3,600 MHz) as well as the remaining spectrum available in the 2,100, 1,900, 1,800, 900 and 850 MHz frequencies.

Southern Cone

Argentina (AMX Argentina)

AMX Argentina Holdings S.A. (previously named CTI Holdings) provides nationwide PCS wireless service in Argentina under the “Claro” brand name, through its wholly-owned subsidiary AMX Argentina, S.A., or “AMX Argentina.” During the first quarter of 2008, we re-branded our services in Argentina to “Claro,” from “CTI Móvil.” We own a 100% interest in AMX Argentina, which we acquired through a series of transactions in 2003 and 2004. Since the acquisition, AMX Argentina’s subscriber base has grown significantly, from 1.3 million in October 2003 to 15.4 million at December 31, 2008.

At December 31, 2008, AMX Argentina had approximately a 35.2% share of the Argentine wireless market. Approximately 74% of AMX Argentina’s subscribers at December 31, 2008 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

AMX Argentina began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. AMX Argentina offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 87.9% of AMX Argentina’s total subscribers as of December 31, 2008. In addition, AMX Argentina offers long distance and value added services.

AMX Argentina’s cellular network uses GSM technology and covers approximately 100% of Argentina’s population. During the fourth quarter of 2007, AMX Argentina launched third generation technology networks (UMTS/HSDPA) in certain urban areas of Argentina. During 2008, we expanded the 3G coverage to the largest cities and capitals of the provinces. At December 31, 2008, AMX Argentina had 2,143 employees.

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

Chile (Claro Chile)

In August 2005, we began providing wireless services in Chile through Claro Chile S.A., or “Claro Chile.”

Claro Chile provides nationwide wireless service in Chile under the “Claro” brand name. We own a 100% interest in Claro Chile, which we acquired in August 2005 from Endesa Participadas, S.A. We began including the results of Claro Chile in our audited consolidated financial statements in September 2005. Claro Chile had approximately 3.0 million wireless subscribers as of December 31, 2008.

At December 31, 2008, Claro Chile had approximately a 18.9% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Claro Chile was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the “Chilesat PCS” brand, which was changed in 1999 to “Smartcom” and in 2006 to “Claro.” Claro Chile offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 87.3% of Claro Chile’s total subscribers as of December 31, 2008. In addition, Claro Chile offers long distance and value added services.

Claro Chile’s cellular network uses GSM technology and CDMA technology. In 2007, we launched a third generation UMTS network which covered 77.95% of the Chilean population by year-end 2008. Claro Chile deployed a nationwide GSM and UMTS network in 2008 that covers all urban zones in Chile. By the end of 2008, the GSM network covered 99.09% of the population. Claro Chile was the first operator to offer 3G services in Chile, during the fourth quarter of 2007. At December 31, 2008, Claro Chile had 1,405 employees.

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

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 megahertz within the 850 megahertz frequency, which permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

Paraguay (AMX Paraguay)

In July 2005, we began providing wireless services in Paraguay through AMX Paraguay, S.A., or “AMX Paraguay.”

AMX Paraguay provides nationwide wireless service in Paraguay under the “Claro” brand. During the first quarter of 2008, we re-branded our services in Paraguay to “Claro,” from “CTI Móvil.” We own 100 % interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom. We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 0.4 million wireless subscribers as of December 31, 2008.

At December 31, 2008, AMX Paraguay had approximately 8.2% share of the Paraguayan wireless market and was the third largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 71.3% of AMX Paraguay’s total subscribers as of December 31, 2008. In addition, AMX Paraguay offers value added services.

AMX Paraguay’s cellular network uses GSM technology and covers approximately 100% of Paraguay’s population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. AMX Paraguay began offering 3G services in Paraguay, using a new UTMS/HSDPA network, during the fourth quarter of 2007 and continued the expansion of the 3G network during 2008. At December 31, 2008, AMX Paraguay had 72 employees.

AMX Paraguay’s principal competitors are: Telecel (Milicom International), Nucleo, a subsidiary of Personal, the wireless operator of Telecom Argentina, and Hola Paraguay (KDDI Corporation).

AMX Paraguay holds a PCS 1900 spectrum license and a data transmission license covering Paraguay’s three most populated cities, Asunción, Encarnación and Ciudad del Este. The licenses were granted in December 2003 and October 2004, respectively, and each covers a 5-year period. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. In July 2008, AMX Paraguay renewed the PCS 1900 license, with nationwide coverage for a 5-year period. The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay at a cost U.S.$18.1 million (Ps. 173 million). We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, S.A., or “AM Wireless Uruguay.” AM Wireless Uruguay uses GSM technology to provide service to its customer base. AM Wireless Uruguay began offering 3G services in Uruguay, using a new UMTS/HSDPA network, during the fourth quarter of 2007, and continued the expansion of the 3G network in 2008. As of December 31, 2008, AM Wireless Uruguay had approximately 0.8 million wireless subscribers. AM Wireless Uruguay had 183 employees at December 31, 2008.

During the first quarter of 2008, we re-branded our services in Uruguay to “Claro,” from “CTI Móvil.”

As of December 31, 2008, AM Wireless Uruguay had approximately a 22.7% share of the Uruguayan wireless market. AM Wireless Uruguay offers basic cellular services through a variety of rate plans and prepaid services. Prepaid customers represented 82% of total subscribers as of December 31, 2008.

AM Wireless Uruguay’s principal competitors are: Movistar, a subsidiary of Telefónica Móviles and Ancel, a company controlled by the Uruguayan government.

The Regulatory Unit of Communications Services (Unidad Reguladorada de Servicios de Comunicaciónes) is in charge of supervising the telecommunications industry in Uruguay.

Colombia (Comcel)

Comunicación Celular S.A., or “Comcel,” provides wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. We have operated in the eastern and western regions of Colombia since 2002 and in the Caribbean region since February 2003. We own approximately 99.4% of the share capital of Comcel.

At December 31, 2008, Comcel had approximately 27.4 million subscribers, compared to 22.3 million subscribers at December 31, 2007, and believed it had a 67.4% share of the wireless market. During the first quarter of 2008, Comcel began offering 3G services in Colombia under a new UMTS/HSDPA network. Comcel was the first operator to offer 3G services in Colombia. Comcel’s UMTS/HSDPA network currently covers 599 urban sites in Colombia, which account for approximately 63.5% of the country’s population.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 86.7% of Comcel’s total subscribers as of December 31, 2008. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 63,704 locations nationwide and there are more than 232,648 virtual points of sale. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2008, Comcel had 3,681 employees.

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

The Ministry of Communications and the CRT are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio or “SIC”), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

In March 2009, the CRT issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”). CRT would monitor the rates by reviewing Comcel’s average revenue per minute on a quarterly basis. The resolutions did not present a timetable for implementation of the regulations. In April 2009, Comcel filed a request for review of the resolutions (recurso de reposición) with the CRT. See “Legal Proceedings—Comcel Dominant Position” under Item 8.

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

Andean Region

Ecuador (Conecel)

Consorcio Ecuatoriano de Telecomunicaciones, S.A., or “Conecel,” is a wireless telecommunications operator in Ecuador. We own 100% of the share capital of Conecel.

At December 31, 2008, Conecel had approximately 8.3 million subscribers, compared to approximately 7 million at December 31, 2007, representing a 70.7% share of the Ecuadorian wireless market. Prepaid customers represented 88.7% of Conecel’s total subscribers as of December 31, 2008.

Conecel owns and operates a cellular network that uses a GSM technology. In November 2007, it launched a new UMTS/HSDPA network. The GSM network provides nationwide coverage and the UMTS network covers the three largest cities (Quito, Guayaquil and Cuenca), which together account for approximately 35% of Ecuador’s population.

At December 31, 2008, Conecel had 1,879 employees.

Conecel’s principal competitor is Telefónica Móviles (Otecel Móviles), which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

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

In 2006, Conecel obtained a concession to operate 10 megahertz on the 1900 megahertz (Sub Band E-E) radio spectrum. This included a concession for PCS services granted in August 2008 that expires in August 2023, and concessions for data transmission and Internet services granted in May 2002 that expire in May 2017. In August 2008, Conecel made an initial payment of U.S.$289 million (Ps. 3,140 million) upon the renewal of the concession for PCS services. In addition, Conecel committed to make annual payments equal to 3.93% of its operating revenues for each year during the term of the concession. These annual payments include a contribution to a government fund for the provision of telecommunications services to the poor. The new PCS concession allows us to provide 3G services and contains stricter quality of service requirements regarding issues such as number of successful call completions, average delivery time of SMS services, area coverage and service.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C., or “América Móvil Perú.”

América Móvil Perú provides nationwide wireless service in Peru under the “Claro” brand. We own a 100 % interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for a purchase price of € 407 million (€ 330 million after net debt adjustments) (Ps. 4,762 million). We began including the results of América Móvil Perú in our consolidated financial statements in September 2005. América Móvil Perú had approximately 7.2 million wireless subscribers as of December 31, 2008.

At December 31, 2008, América Móvil Perú had approximately 38.9% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 88.9% of América Móvil Perú’s total subscribers as of December 31, 2008. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú’s cellular network uses GSM technology and covers approximately 83.76% of Peru’s population. América Móvil Perú has the largest GSM coverage among all mobile operators in Perú. América Móvil Perú was the first operator to offer 3G services. During the second quarter of 2008, América Móvil Perú began offering 3G services under a new UMTS/HSDPA network using 850 Mhz band B and Segment B (total 25 Mhz). América Móvil Perú’s UMTS/HSDPA network currently covers the country’s six largest cities (Lima, Arequipa, Cuzco, Trujillo, Chiclayo and Piura). At December 31, 2008, América Móvil Perú had 1,701 employees.

América Móvil Perú’s principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide mobile, PCS,fixed, long-distance and value added services covering all departments in Perú. The concessions were awarded by the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

According to Peruvian regulations, mobile number portability should be implemented by January 2010.

Central America

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador, S.A., or “CTE,” and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. In October 2003, we acquired a 51% interest in CTE from France Telecom and certain other investors. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2008.

At December 31, 2008, CTE had approximately 0.8 million fixed-line subscribers and a market share of approximately 81.8%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. under the brand name Claro. The Claro cellular network uses GSM digital technology and covers approximately 95.3% of the Salvadorean population. At December 31, 2008, Claro had approximately 1.8 million wireless subscribers, which we estimate represents a market share of approximately 23.7%. Claro offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2008, CTE and its subsidiaries had approximately 2,509 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is Telemovil, an affiliate of Millicom International, with a market share of approximately 42%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles, Digicel, which is owned by a consortium of international investors and Intelfon.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Claro holds a nationwide PCS 1900 concession to operate its cellular network.

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A., or “Telgua,” is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Telgua also provides wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.3% of the stock of Telgua.

At December 31, 2008, and December 31, 2007 Telgua had approximately 1.1 million fixed-line subscribers, a market share of approximately 92.2%.

Telgua’s wireless business is operated under the brand name “Claro.” Claro’s cellular network uses CDMA digital technology and overlaid GSM technology. Telgua’s network covers approximately 83% of its population. At December 31, 2008, Claro had approximately 3.9 million wireless subscribers, representing a market share of approximately 34.7%.

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

Telgua continues to be the principal provider of fixed-line services and is the second largest mobile operator in Guatemala. Telgua’s competitors in the wireless sector are Millicom (Tigo), who are the market leaders with 45% market share, and Telefónica Móviles (Movistar).

At December 31, 2008, Telgua had 2,643 employees.

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

Nicaragua (ENITEL and ESTESA)

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A., or “ENITEL,” for a purchase price of U.S.$49.6 million (Ps. 646 million). We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million (Ps. 1,666 million).

At December 31, 2008, ENITEL had approximately 2.1 million wireless subscribers, which we estimate represents approximately 69.6% of the wireless market in Nicaragua, and approximately 0.3 million fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

ENITEL’s wireless network uses GSM digital technology and covers approximately 74% of the Nicaraguan population and is operated under the brand name “Claro.” ENITEL is also a major provider of fixed-line services in Nicaragua. ENITEL offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. ENITEL markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets.

At December 31, 2008, ENITEL had 2,073 employees.

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

In August 2008, we acquired a 100% interest in Estesa Holding Corp., or “ESTESA,” a provider of cable television, broadband residential and corporate data services in Nicaragua.

Honduras (Sercom Honduras)

As part of the same transaction in which we agreed to purchase the additional 50.03% of ENITEL, we agreed to acquire all of the shares of Megatel de Honduras, S.A. de C.V., now called Servicios de Comunicaciones de Honduras, S.A. de C.V., or “Sercom Honduras,” which provides wireless and other telecommunications services in Honduras under the brand name “Claro.” The acquisition of Megatel de Honduras, S.A. de C.V. closed in June 2004.

At December 31, 2008, Sercom Honduras had approximately 1.4 million wireless subscribers, representing approximately 25% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2008, Sercom Honduras had approximately 644 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicom International, which has a market share of approximately 69%. Digicel, an additional competitor, entered the Honduras wireless market in October 2008.

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones, or “CONATEL”) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Panama

In May 2008, Claro Panamá, S.A., or “Claro Panamá,” our Panamanian subsidiary, obtained a license for the provision of mobile voice, data and video services in Panama. The license grants the right for use of 30 megahertz in the 1900 megahertz band for a 20-year period. We paid U.S.$86 million (Ps. 894 million) for the license. In March 2009, Claro Panamá began providing wireless services in Panama.

On March 31, 2009, Claro Panamá had approximately 3,302 wireless subscribers. Claro Panamá uses GSM technology to provide service to its customer base. At March 31, 2009, Claro Panamá had approximately 111 employees.

Teléfonica Móviles (Movistar) and Cable & Wireless currently provide wireless services in Panama, and Digicel acquired a license to provide services in May 2008.

Claro Panamá’s business is subject to comprehensive regulation and oversight by the National Authority of Public Services (Autoridad Nacional de Servicios Públicos).

United States (TracFone)

TracFone Wireless, Inc., or “TracFone,” is engaged in the sale and distribution of prepaid wireless service and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. We own 98.2% of the capital stock of TracFone. We first acquired a controlling interest in TracFone in February 1999.

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. TracFone prepaid service is marketed and sold under the “TracFone,” “Net10” and “SafeLink” wireless brands. At December 31, 2008, TracFone had approximately 11.2 million subscribers, including all three brands, all of which are prepaid subscribers, and is the largest operator in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 17.6% in 2008.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 12 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. Customer usage is controlled using patented, proprietary software installed in each phone TracFone sells, and TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia, Motorola, LG, Samsung and Kyocera to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2008, TracFone had 594 employees.

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

Caribbean

Dominican Republic (Codetel)

Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” provides fixed-line and wireless services in the Dominican Republic.

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

Codetel had approximately 3.9 million wireless subscribers and 0.8 million fixed line subscribers as of December 31, 2008. At December 31, 2008, Codetel had approximately 56.3% share of the Dominican fixed line market and was the largest fixed line operator in the Dominican Republic measured by the number of subscribers. Codetel had a 80.5% share of the wireless market and was the largest wireless operator in the Dominican Republic at December 31, 2008.

Codetel began providing services in the Dominican Republic in 1930. It offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. It also offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 88.5% of Codetel’s total wireless subscribers as of December 31, 2008. In addition, Codetel offers long distance and value added services.

Since May 1991, Codetel uses CDMA technology to provide wireless services to approximately 95% of the Dominican Republic’s population. Since May 2007, Codetel has also used a GSM technology network that covers approximately 97% of the Dominican Republic’s population. Codetel has a 3G network in place covering the most important cities and providing more than 1,400 kilometers of road coverage. At December 31, 2008, Codetel had 3,109 employees.

Codetel’s principal wireless competitor is France Telecom (Orange). Tricom is Codetel’s principal fixed-line competitor.

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

Jamaica (Oceanic)

Oceanic Digital Jamaica Limited, or “Oceanic,” provides wireless and value-added services in Jamaica.

Oceanic provides nationwide wireless services in Jamaica under the “Claro” brand. We own 99.4% interest in Oceanic, which we acquired on November 5, 2007 for a purchase price of U.S.$75.1 million (Ps. 800 million) (U.S.$73.6 million (Ps. 796 million) before net cash adjustments). We began including the results of Oceanic in our audited consolidated financial statements in December 2007.

Oceanic had approximately 0.2 million wireless subscribers as of December 31, 2008, all of which were prepaid customers. At December 31, 2008, Oceanic had approximately 9.5% share of the Jamaican wireless market.

Oceanic began providing services in Jamaica in November 2001. It offers a variety of services through its wireless networks, including web access, and also sells handsets and related products. In addition, Oceanic offers long distance and value added services, such as SMS, web access and Push to Talk.

Oceanic’s cellular network uses CDMA technology and covers approximately 62% of Jamaica’s population. We are currently deploying GSM and UMTS networks, which are expected to cover at least 85% of the Jamaican population by the end of 2008. At December 31, 2008, Oceanic had 198 employees.

Oceanic’s principal competitors are Digicel and Cable & Wireless Jamaica, rebranded as LIME.

Oceanic holds concessions to provide wireless services covering all of Jamaica. The concessions contain coverage, reporting and service requirements. The Office of Utilities Regulator (“OUR”) is in charge of supervising the telecommunications industry in Jamaica. The OUR is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Puerto Rico (TELPRI)

In April 2007, we began providing fixed-line and wireless services in Puerto Rico through Telecomunicaciones de Puerto Rico, Inc. or “TELPRI.”

On March 30, 2007, we acquired control of 100% of the issued and outstanding shares of common stock of TELPRI for an aggregate purchase price of U.S.$1.89 billion (Ps. 20,946 million) (U.S.$2.21 billion (Ps. 25,050 million) before net debt adjustments). We acquired 62.01% of TELPRI’s share capital from Verizon Communications, Inc., 28% from the Puerto Rico Telephone Authority, 12.99% from Popular Inc. and 7% from an employee stock ownership plan. TELPRI provides island-wide fixed-line services under the “Puerto Rico Telephone” (PRT) brand and wireless services under the “Claro” brand.

TELPRI began providing services in Puerto Rico in 1914 and is the leading full service telecommunications provider on the island offering fixed and mobile services, long distance (local, USA, international), broadband and value-added services island-wide through an advanced 100% digital infrastructure. The Claro brand offers video, voice and data services and has both post and prepaid rate plans.

At December 31, 2008, TELPRI had approximately 833,000 fixed-line subscribers and 686,000 wireless subscribers. On the fixed line side, TELPRI has an estimated 88% share of the residential market making it the largest fixed line operator on the island. At December 31, 2008, TELPRI’s Claro had approximately 29.7% share of the Puerto Rican wireless market. Postpaid customers represented 72.6% of total subscriber base as of December 31, 2008.

TELPRI is a major provider of fixed-line services in Puerto Rico. TELPRI also offers basic cellular service through a variety of rate plans and also offers prepaid services. Postpaid customers represented 72.6% of TELPRI ‘s total subscribers as of December 31, 2008. In addition, TELPRI offers long distance and value added services.

TELPRI deployed a GSM network with UMTS/HSDPA capabilities in late 2007 and is currently migrating its wireless customers on the previous CDMA network. The wireless market on the island is highly competitive with AT&T, Centennial, Sprint, T-Mobile and Open Mobile as TELPRI’s competitors. AT&T is the largest wireless operator in Puerto Rico, with TELPRI in a close second position. In the fixed-line business Puerto Rico Telephone’s principal competitors are Centennial Wireline, Worldnet Communications and other competitive local exchange carriers that resell PRT’s services.

TELPRI holds concessions to provide PCS and long-distance services on the island. The concessions contain coverage, reporting and service requirements. The FCC and the Telecommunications Regulatory Board of Puerto Rico oversee and regulate the telecommunications industry in Puerto Rico. The FCC has the authority to cancel the concessions in case of specified breaches of the terms.

At December 31, 2008, TELPRI had 4,223 employees.

OTHER INVESTMENTS

Our principal investments in affiliates other than our subsidiaries are described below. Financial information provided for these affiliates has been prepared in accordance with Mexican FRS and restated in constant pesos as of December 31, 2008. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Telvista

We own a 45.0% interest in Telvista, a Delaware corporation that operates call centers in the United States.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2008. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2008, 2007 and 2006 amounted to Ps. 13,737 million, Ps. 26,045 million and Ps. 24,165 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” under Item 5.

	Year ended December 31,(1)
	2006		2007		2008(2)
	(millions of nominal pesos)
Transmission and switching equipment	Ps.	30,316	Ps.	32,100	Ps.	50,278
Other		3,368		2,522		6,856

Total capital expenditures	Ps.	33,684	Ps.	34,622	Ps.	57,134

(1)	Figures reflect amounts accrued for each period.
(2)	As of December 31, 2008, we had not disbursed Ps. 30,190 million of our capital investments in 2008, of which Ps. 29,159 million will be disbursed in 2009 and Ps. 1,031 million will be disbursed in 2010.

Our capital expenditures during 2008 related primarily to expanding the capacity of our GSM networks, expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America, acquiring or renewing licenses principally in Brazil, Ecuador, Puerto Rico and Panama. We have budgeted capital expenditures of approximately U.S.$3 billion for the year ending December 31, 2009, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. We expect that our capital expenditures during 2009 will primarily relate to the expansion and upgrading of our cellular infrastructure. We expect to spend approximately 19.8% of our budgeted capital expenditures in Mexico and the United States, 53.3% in South America, 13.4% in Central America and 13.5% in the Caribbean.

We expect to finance our capital expenditures for 2009 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 22 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total stockholders’ equity, a description of how operating income under U.S. GAAP was determined and cash flow statements for the years ended 2006 and 2007 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” below and Note 2(f) to our audited consolidated financial statements.

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

We count our wireless subscribers by the number of lines activated. We continue to count postpaid subscribers for the length of their contracts. We disconnect, or “churn,” our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue using our service, so long as they have not activated a calling card or received traffic. We calculate our subscriber market share by comparing our own subscriber figures with the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize certain effects of inflation in our financial statements. They also required us to present financial statements from prior periods in constant pesos as of the end of the most recent period presented. We present financial information for 2008 in nominal pesos and financial information for 2007 and 2006 in constant pesos as of December 2007.

Cessation of inflation accounting under Mexican FRS

Mexican FRS changed beginning on January 1, 2008, and the inflation accounting methods summarized below no longer apply, except where the economic environment qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2009, but that could change depending on actual economic performance.

As a result, we present financial statements without inflation accounting beginning in 2008. We have not adjusted the financial statements for prior periods to give retrospective effect to the cessation of inflation accounting. In this respect, our financial statements for 2008 are not comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, are as follows:

•	We no longer recognize monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities.

•	We no longer adjust the carrying values of nonmonetary assets for inflation and currency variations.

•	We no longer re-express results of prior periods. Financial information for dates and periods prior to 2008 continues to be expressed in constant pesos as of December 31, 2007.

•	We express results in nominal pesos rather than constant pesos.

Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008

The effect of inflation accounting under Mexican FRS in 2007 and 2006 has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 22 to our audited consolidated financial statements.

Changes in Mexican FRS

Note 1z.2 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2008 and that will come into force in 2009. The pronouncements that became effective on January 1, 2008, were fully implemented in the financial statements included in this annual report. In 2009, other pronouncements might affect certain aspects of our financial statements. The 2008 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2008 may not be comparable to our financial statements of prior years.

Transition to IFRS

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin presenting financial statements in accordance with IFRS for 2012 at the latest.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (10.9% in 2008, 28.2% in 2007 and 23.6% in 2006) and operating income (12.2% in 2008, 39.6% in 2007 and 66.3% in 2006) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos.

We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we generally have not increased prices in recent periods. In many of our markets, we have introduced promotions and discount packages that tend to result in higher MOUs and lower ARPUs. In addition, interconnection rates have been reduced in many of our markets. During 2008, for example, interconnection rates in Mexico and Colombia declined by 11% and 50%, respectively, as compared to 2007 levels. We expect the trend of declining prices to slow in 2009, but we also expect pressure on ARPUs as a result of the economic crisis. Traffic increases may not continue to fully offset further price or rate declines, which may adversely affect our revenues and operating income.

At December 31, 2008, we had approximately 182.7 million wireless subscribers, as compared to 153.4 million at December 31, 2007, a 19.1% increase. During 2007, we experienced a 28.6 million or 23.0% increase in wireless subscribers. During 2006, we experienced a 31.4 million or 33.7% increase in wireless subscribers. Subscriber growth during 2008, 2007 and 2006 was substantially attributable to organic growth rather than acquisitions of new companies. We experienced subscriber growth in every segment, with the largest amounts attributable to Brazil (8.5 million net new subscribers or 29% of total net new subscribers), Colombia (5.5 million net new subscribers or 17% of total net new subscribers) and Mexico (6.3 million net new subscribers or 22% of total net new subscribers). The rate of organic growth in subscribers in 2009 may be adversely affected by the economic crisis.

We believe that many of the markets we serve provide opportunities for continued growth, and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and on subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved, although we cannot give assurances that this improvement will continue.

We have launched and are actively promoting 3G and value-added services in all of our markets. The introduction of 3G services in our markets contributed to an increase of 31.1% and 24.05% in data revenues in 2007 and 2008, respectively. Data revenues accounted for 13.5% of service revenues in 2008, as compared to 12.4% in 2007. We expect that data revenues as a percentage of our service revenues will continue to increase as 3G services are more widely adopted.

The market and competitive conditions are independent in the different markets in which we operate, and they are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last three years, we made significant acquisitions. The consolidation of these companies affects the comparability of our recent results. We accounted for all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Codetel (from December 2006);

•	TELPRI (from April 2007);

•	Oceanic (from December 2007); and

•	ESTESA (from September 2008).

Our only significant new acquisition in 2008 was ESTESA, a cable television and internet services provider in Nicaragua. On August 7, 2008, we acquired 100% of the capital stock of ESTESA Holding Corp. for an aggregate purchase price of U.S.$47.8 million (Ps. 485 million) before net debt and U.S.$58.8 million (Ps. 597 million) including net debt.

Geographic Segments

We have operations in eighteen countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 20 to our audited consolidated financial statements included in this annual report. Mexico is our largest single geographic market, accounting for 39.1% of our total operating revenues in 2008 and 30.9% of our total wireless subscribers at December 31, 2008. The percentage of our total operating revenues represented by Mexico decreased in 2006 and 2007, as a result of acquisitions outside Mexico and faster organic revenue growth outside Mexico, but this trend was offset in 2008 by the appreciation of the Mexican peso against the currencies of some of the other currencies in which we operate. We expect that our non-Mexican operations will continue to grow faster than Mexico, though exchange rate variations may affect the comparison in any given year.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 20.4% of our total operating revenues in 2008 and 21.2% of our total wireless subscribers at December 31, 2008. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian operations have experienced accelerated subscriber growth in recent years, and as a result Colombia has become our third largest market in terms of revenues (9.5% in 2008) and subscribers (15.0% in 2008).

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2006		2007		2008
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	46.6	34.6	40.8	32.6	39.1	30.9
Brazil	16.9	19.1	18.7	19.7	20.4	21.2
Southern Cone(2)	8.5	10.6	8.7	11.3	8.8	10.7
Colombia	9.2	15.6	9.5	14.6	9.5	15
Andean Region(3)	5.3	7.2	5.2	8.1	5.8	8.5
Central America(4)	7.0	4.7	5.4	5.3	4.6	5
United States	6.1	6.3	5.0	6.2	4.8	6.1
Dominican Republic	0.4	1.7	3.5	1.7	3.3	2.1
Caribbean(5)	—	—	3.2	0.5	3.7	0.5
	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras, Nicaragua and Panama. We began operations in Panama in 2008.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins. In 2008, Mexico, Colombia and the Dominican Republic reported operating margins higher than our consolidated operating margin, while the other segments reported lower operating margins.

The factors that drive financial performance can differ for our operations in different countries, depending on the subscriber acquisition costs, competitive situation, regulatory environment (including fees and revenue-based payments related to our concessions), economic factors, interconnection rates, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil, Colombia and the other countries in which we operate. The current recessionary environment in every country in which we operate may also impact our results of operations. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Effects of Exchange Rates

Our results of operations are also affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real and the Colombian peso, affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded foreign exchange losses of Ps. 13,686 million in 2008. We recorded foreign exchange gains of Ps. 2,463 million in 2007 and Ps. 2,321 million in 2006. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized Ps. 7,497 million in fair value gains on derivatives in 2008, partly offsetting our foreign exchange losses.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been and will continue to be affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

In addition, some jurisdictions may impose specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. In March 2009, the Colombian telecommunications regulatory agency, CRT, found Comcel to have a dominant position in Colombia’s market for outgoing mobile services and imposed specific regulations on our fees. Comcel is challenging these resolutions in administrative proceedings. Adverse determinations in any of these proceedings could result in specific dominant carrier regulations with respect to tariffs, quality of service and information. See “Legal Proceedings–Telcel–Cofeco” under Item 8 and “Information of the Company—Mexican Operations—Regulation—Interconnection Fees”, “—February 2009 Interconnection Plan” and “—Non-Mexican Operations—Colombia” under Item 4.

Composition of Operating Revenues

Most of our operating revenues (86.3% in 2008) are comprised of service revenues. Of our service revenues, the largest portion (33.3% in 2008) is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. Monthly basic rent under post-paid is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred reveneues.

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

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 10.9% in 2008. The Ps. 34,075 million total increase was attributable to increases in service revenues (Ps. 31,814 million) and in equipment revenues (Ps. 2,261 million). We experienced subscriber growth in all of our markets for wireless services.

Service revenues increased by 11.9% in 2008. The total increase of Ps. 31,813 million in service revenues reflects principally increased traffic and subscriber growth (Ps. 28,122 million), as our wireless subscriber base increased by 19.1%. The balance of the increase in service revenues reflects increases due to exchange rate variation (Ps. 7,021 million) and to the effect of consolidating Puerto Rico for the full year (Ps. 3,039 million), offset in part by the effect of inflation accounting on 2007 revenues (Ps. 6,370 million). This was partly offset by lower ARPUs attributable principally to promotions and discount packages, lower interconnection rates in some markets and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Equipment revenues accounted for Ps. 2,261 million, or 5.0%, of the Ps. 34,075 million increase in operating revenues in 2008. This primarily reflects subscriber growth. Equipment revenues as a percentage of total revenues decreased from 14.5% in 2007 to 13.7% in 2008.

In 2007, our operating revenues increased by Ps. 68,575 million, or 28.2%, compared to 2006. This increase reflected principally subscriber growth and increased traffic. In addition, the increase in revenues during 2007 reflected the consolidation of our operations in the Dominican Republic and Puerto Rico in late 2006 and early 2007, respectively (which accounted for, about Ps. 18,999 million (or 7.8%) of the increase) and the appreciation of many of our operating currencies, particularly the Colombian peso and the Brazilian real, against the Mexican peso (which accounted for about Ps.1,855 million (or 0.8%) of the increase). Absent effects from acquisitions and exchange rate changes, our operating revenues during 2007 would have increased by 19.6%.

Operating Costs and Expenses

Cost of services and equipment—Cost of services and equipment represented 42.2% of operating revenues in 2008, 42.5% of operating revenues in 2007 and 46.7% of operating revenues in 2006. Cost of services and equipment increased by 10.3% in 2008 and 16.7% in 2007. The stability in cost of services and equipment relative to revenues in 2008 compared to 2007 reflects efficiencies, principally in infrastructure costs and equipment costs, and reductions in interconnection rates and long distance charges in some of our markets, which were partially offset by increases in revenue-based payments for our concessions due to higher revenues and by costs incurred in renewing some of our concessions.

Cost of equipment was Ps. 75,117 million in 2008 and Ps. 69,980 million in 2007 and primarily represents the cost of handsets sold to subscribers. Equipment costs increased by 7.3% in 2008 and by 8.1% in 2007. Our cost of equipment exceeded our equipment revenues by 36.7% during 2008 and 35.3% during 2007, since we subsidize the cost of equipment for new subscribers.

Cost of services increased by 13.6% in 2008, to Ps. 8,514 million. This increase in cost of services was greater than the growth in service revenues, which increased by 11.9% in 2008. Cost of services increased faster than service revenues primarily due to increases in revenue-based concession payments in Mexico, the fee for renewal of our concession in Ecuador, infrastructure costs, employee salary increases and infrastructure maintenance costs. Cost of services increased by 28.0% in 2007 compared to 2006, while service revenues increased by 31.4% during the same period.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.0% of operating revenues in 2008, 17.2% of operating revenues in 2007 and 16.7% of operating revenues in 2006. On an absolute basis, commercial administrative and general expenses increased by 16.3% in 2008 and

31.9% in 2007. The increase in commercial, administrative and general expenses in 2008 principally reflects higher advertising expenses as a result of the launch of our 3G services in many of our markets, higher commissions paid to our distributors, establishment of new customer service centers, payments related to our concessions in Mexico and Ecuador and an increase in our uncollectible accounts resulting from a change to more conservative collection policies than in prior years.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Conecel, our Ecuadorian subsidiary, is also required to pay employee profit sharing, at a rate of 15% of Conecel’s taxable income. We recognize these amounts under commercial, administrative and general costs.

Depreciation and amortization—Depreciation and amortization increased by 3.4% in 2008 and by 44.9% in 2007. As a percentage of revenues, depreciation and amortization decreased from 13.0% in 2007 to 12.0% in 2008. The increases in depreciation and amortization in 2008 and 2007 reflect the substantial investments made in our networks, particularly in connection with the launch and expansion of GSM services in many of our markets. In 2007, we also experienced an increase in depreciation and amortization as a result of the shortening of useful lives and faster depreciation of TDMA and GSM equipment in certain markets, particularly in Colombia and Brazil, due to expected migration of customers to third generation technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million.

Operating Income

Operating income increased by 12.2% in 2008 and 39.6% in 2007. All of our segments reported operating income in 2008. Operating margin (operating income as a percentage of operating revenues) was 27.6% in 2008, 27.3% in 2007 and 25.1% in 2006. Improvements in our operating margin reflect principally the increase in service revenues.

Financing (Income) Cost

Under Mexican FRS, financing cost reflects interest income, interest expense, foreign exchange gain or loss and other financing costs. Through 2007 it also included gain or loss attributable to the effects of inflation on monetary assets and liabilities.

We had financing cost of Ps. (13,865) million in 2008, as compared to financing cost of Ps. (387) million in 2007 and Ps. (28) million in 2006. The increase in financing cost in 2008 reflects principally (a) foreign exchange losses of Ps. 13,686 million due principally to the depreciation of the Mexican peso against the U.S. dollar, (b) net other financing income of Ps. 6,358 million, primarily due to fair value gains on currency derivatives and (c) no monetary gains or losses, due to the cessation of inflation accounting under Mexican FRS, as compared to a monetary gain of Ps. 5,038 million in 2007.

The increase in financing cost in 2007 reflects principally an increase in net other financing costs of Ps. 1,744 million, which more than offset an increase in net monetary gain of Ps. 1,190 million. The increase in net other financing costs includes losses on the value in our investment in U.S. Commercial Corp., which amounted to Ps. 1,363 million 2007 and Ps. 1,375 million in 2006. (In December 2007, we donated our 19.7% interest in U.S. Commercial Corp. to Fundación Carso, S.A. de C.V. See “Related Party Transactions—Transactions with Other Affiliates” under Item 7.)

For 2008 and 2007, changes in the components of financing cost were as follows:

•

Net interest expense increased by 38.0% in 2008 and decreased by 1.1% in 2007. The increase in 2008 was primarily attributable to increased net debt resulting from increased capital expenditures. The slight decrease in 2007 was primarily attributable to a decrease in interest expense because of a change in Mexican FRS that required the capitalization of interest and other financing costs relating to debt incurred to finance capital expenditures.

•

We had a net foreign exchange loss of Ps. 13,686 million in 2008, compared to a gain of Ps. 2,463 million in 2007, and a gain of Ps. 2,321 million in 2006. The foreign exchange loss in 2008 was primarily attributable to the depreciation of the Mexican peso against the U.S. dollar and was partly offset by gains on currency derivatives described below. The foreign exchange gain in 2007 was primarily attributable to appreciation of the Mexican peso against the U.S. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar.

•

In 2008, following the cessation of inflation accounting under Mexican FRS, we did not record monetary gains or losses. See “—Inflation Accounting” in this Item 5. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness.

•

We reported a net other financing gain of Ps. 6,358 million in 2008, compared to a cost of Ps. 3,153 million in 2007 and Ps. 1,409 million in 2006. Net other financing costs include fair value gains and losses of financial instruments, commissions, fair-value gains and losses on investments, and gains and losses on the sale of investments. In 2008, our net financing gains were principally attributable to a net fair value gain on our currency derivatives of Ps. 7,497 million. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. and fair value losses on our derivative instruments.

•	We capitalized financing cost of Ps. 7,054 million in 2008 and Ps. 1,158 million in 2007, in each case related to our plant, property and equipment.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 25%, 27.7% and 27.7% for 2008, 2007, and 2006, respectively. Our effective rate in 2008 includes the reversal of the valuation allowance corresponding to tax losses. The statutory rate of Mexican corporate income tax was 28% in 2008, 28% in 2007 and 29% in 2006.

In 2008, Mexico introduced a new flat rate business tax (“Impuesto Empresarial a Tasa Única” or “IETU”). IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. The rate for 2008 and 2009 is 16.5% and 17%, respectively. Thereafter, the rate will be 17.5%.

Other Income (Expense), Net

In 2008, we recorded net other expense of Ps. 2,327 million, compared to net other expense of Ps. 3,713 million in 2007, and net other income of Ps. 484 million in 2006. The expense in 2008 reflects principally an impairment of goodwill in Honduras and the accrual for interest and penalties for certain tax contingencies in Brazil. The expense in 2007 reflects principally our decision to discontinue the use of certain TDMA equipment in Colombia and Ecuador.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted net gains of Ps. 109 million in 2008, net gains of Ps. 58 million in 2007 and Ps. 38 million in 2006. The net gains in 2008 and 2007 reflect principally our share of the net gains reported by Telvista.

Net Income

We had net income of Ps. 59,486 million in 2008, Ps. 58,588 million in 2007 and Ps. 44,422 million in 2006. The increase in net income in 2008 principally reflected our increase in operating income, which was partially offset by an increase in our exchange losses. The increase in net income in 2007 principally reflected our increased operating income, which was partially offset by an increase in our income tax expense. The increase in net income in 2006 reflects principally the increase in operating income.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this annual report describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2006	% Change	2007	% Change	2008	% Change
Guatemalan quetzal	1.4324	1.6%	1.4239	(0.6)%	1.7398	22.2%
U.S. dollar(1)	10.881	1.5	10.8662	(0.1)	13.5383	24.6
Brazilian real	5.0893	11.2	6.1345	20.5	5.7930	(5.6)
Colombian peso	0.0049	4.2	0.0054	10.2	0.006	11.1
Argentine peso	3.5535	0.5	3.4506	(2.9)	3.9207	13.6
Dominican peso	0.322	—	0.316	(1.9)	0.382	20.8

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador and Puerto Rico.

Note 20 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2006	% Change	2007	% Change	2008	% Change
Wireless
Mexico	43,190	20.3%	50,011	15.8%	56,371	12.7
Brazil	23,881	28.0	30,228	26.6	38,731	28.1
Southern Cone(2)	13,247	49.7	17,290	30.5	19,591	13.3
Colombia	19,521	41.7	22,335	14.4	27,390	22.6
Andean Region(3)	9,026	49.2	12,391	37.3	15,482	25.0
Central America(4)	5,875	48.9	8,157	38.8	9,158	12.3
Dominican Republic(5)	2,140	—	2,682	25.3	3,877	44.6
Caribbean(6)	—	—	814	—	932	14.5
United States	7,897	28.7	9,514	20.5	11,192	17.6

Total wireless	124,777	33.7	153,422	23.0	182,724	19.1

Fixed
Central America(7)	2,097	5.1	2,197	4.8	2,242	2.0
Dominican Republic(5)	734	—	748	1.9	772	3.1
Caribbean(6)	—	—	920	—	833	(9.5)
Total Fixed	2,831	41.8	3,866	36.5	3,846	(0.5)

Total Lines	127,608	33.9	157,287	23.3	186,570	18.6

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay.
(3)	Includes Ecuador and Peru .
(4)	Includes El Salvador, Guatemala, Honduras and Nicaragua.
(5)	We began consolidating our Dominican operations in 2006.
(6)	Includes Puerto Rico and Jamaica. We began consolidating our Puerto Rican and Jamaican operations in 2007.
(7)	Includes El Salvador, Guatemala and Nicaragua.

The table below sets forth the operating revenues and operating income represented by each of our operating segments for the periods indicated.

	(2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)
	2006				2007				2008
	Operating Revenues		Operating Income		Operating Revenues		Operating Income		Operating Revenues		Operating Income
Mexico(1)	Ps.	123,716	Ps.	50,195	Ps.	144,895	Ps.	59,160	Ps.	166,582	Ps.	60,911
Brazil		41,048		(4,315)		58,304		607		70,484		1,584
Southern Cone(2)		20,602		1,355		27,236		2,690		30,541		5,701
Colombia		22,252		4,766		29,614		7,616		32,621		10,955
Andean Region(3)		12,865		2,794		16,210		3,724		20,217		5,284
Central America(4)		17,115		5,105		16,917		4,697		16,051		3,029
United States		14,747		758		15,603		1,503		16,545		943
Dominican Republic		986		282		10,990		3,945		11,240		3,373
Caribbean(5)		—		—		9,779		1,331		12,883		1,611

(1)	Includes our operations in Mexico and our corporate operations and assets.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Mexico

Operating revenues in Mexico increased by 6.5% in 2008 and by 12.1% in 2007, benefiting from subscriber growth and increases in traffic. Service revenues increased by 6.3% in 2008 and by 12.9% in 2007, reflecting growth in revenues from value-added services, airtime and monthly rent, partially offset by a decrease in interconnection revenues due to lower interconnection fees which were not compensated by volume. Equipment revenues in Mexico in 2008 increased by 7.4% in 2008 and by 8.9% in 2007, principally due to lower handset acquisition costs partially offset by subsidies of 3G handsets for new subscribers. The number of subscribers in Mexico increased by 12.7% in 2008 and by 15.8% in 2007.

Average MOUs per subscriber increased by 21.7% in 2008 and by 26.5% in 2007. ARPUs decreased by 7.5% in 2008 and by 5.0% in 2007. If revenues for 2007 had been expressed in nominal pesos, ARPUs would have decreased by 5.4% in 2008. During both years, we lowered the price of some of our services through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPUs. In addition, in 2007 and 2008, our ARPUs were negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging and other 3G services, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs also resulted in lower interconnection revenues. The churn rate for our Mexican operations was 3.3% in 2008, 3.4% in 2007 and 3.2% in 2006.

Operating income increased by 4.6% in 2008 and by 19% in 2007. Our operating margin was 45.8% in 2008 and 46.6% in 2007. The decrease in our operating margin in 2008 is due principally to an increase in our uncollectible accounts and employee profit sharing. While operating revenues increased by 6.5% in 2008, our operating costs and expenses increased by 10.2% in 2008. In 2007, we were able to increase our subscriber base and traffic without significantly increasing (on a proportional basis) our subscriber acquisition and publicity costs. Finally, depreciation and amortization expenses of our Mexican operations decreased as a percentage of its operating revenues, from 6.3% in 2007 to 6.2% in 2008.

For Mexico, the financial information set forth in Note 20 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Operating revenues in Brazil increased by 20.9% in 2008 and 42.0% in 2007. The increase in 2008 was primarily attributable to increased traffic and subscriber growth and data revenues. The number of our subscribers in Brazil increased by 8.5 million subscribers in 2008, to approximately 38.7 million subscribers as of December 31, 2008. The 6.0% appreciation of the Brazilian real against the Mexican peso in 2008 also contributed to the increase in operating revenues, as 6.9% of the 20.9% increase in operating revenues was due to the currency effect. The increase in operating revenue in 2007 was primarily attributable to increased traffic and subscriber growth. The 13% appreciation of the Brazilian real against the Mexican peso in 2007 also contributed to the increase in operating revenues in 2007, as more than one-fourth of the increase (12.7% out of 42.0%) was due to currency effects. The number of subscribers increased by 6.3 million subscribers in 2007, to approximately 30.2 million subscribers.

Average MOUs per subscriber increased by 20.7% in 2008 and by 2.6% in 2007. ARPUs decreased by 3.1% in 2008 and increased by 17.6% in 2007. Calculated in nominal Brazilian reais, ARPUs decreased by 1.0% in 2008. The increase in average MOUs during 2008 and 2007 as well as the decrease in ARPUs during 2008 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions for our 3G services. The increase in ARPUs during 2007 was primarily attributable to increased traffic and the effect of the appreciation of the Brazilian real against the Mexican peso. Our churn rate was 2.7% in 2008 and 2.0% in 2007.

Operating income increased by 161% in 2008. The increase in 2008 is due primarily to the effect in 2007 of higher depreciation expense resulting from shortening the useful lives of certain TDMA assets. We reported operating income in 2007 after an operating loss in 2006, reflecting primarily improvement in our cost management, in particular with respect to interconnection and collection costs and improvement in the efficiency of our billing efforts. Operating income in 2007 also reflected an increase in depreciation expense of Ps. 2,740 million attributable to shortening the useful lives of certain TDMA assets. Operating margin (2.24% in 2008 and 1.04% in 2007) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant expenses incurred to deploy networks. Depreciation and amortization expenses represented 21.4% of our operating revenues in 2008 and 23.9% in 2007.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 12.1% in 2008 and 32.2% in 2007. The increase in 2007 and 2008 was attributable primarily to subscriber growth. The number of subscribers increased by 2.3 million subscribers in 2008, to approximately 19.6 million subscribers at year-end. Since 2007, our postpaid subscriber base has grown at a faster rate than our prepaid subscriber base. The currency effects between the Argentine peso and the Mexican peso did not have a significant effect on our operating revenues in 2008.

Average MOUs per subscriber increased by 2.3% in 2008 and decreased by 5.2% in 2007. ARPUs decreased by 4.7% in 2008 and by 3.8% in 2007. Expressed in nominal local currencies, ARPUs increased by 3.6% in 2008. The increase in MOUs in 2008 principally reflected a decrease in prices due to promotions and airtime subsidies including free calls to friends and family. The decline in MOUs and ARPUs in 2007 principally reflected subscriber growth. We also experienced a slight decrease in our churn rate, from 2.5% in 2007 to 2.0% in 2008.

Operating income increased by 112% in 2008. This reflected principally both a significant increase in our operating revenues and a reduction in the commissions payable to our distributors.

Colombia

Operating revenues increased by 10.2% in 2008 and by 33.1% in 2007. The increase in operating revenues in 2008 and 2007 was attributable principally to subscriber growth, increased traffic, the appreciation of the Colombian peso against the Mexican peso and increased revenue from long distance charges. The Colombian peso appreciated 11.9% against the Mexican peso in 2008, and currency appreciation accounted for approximately 6.5% of the increase in revenues during 2008. Also, we began providing long distance services in Colombia in 2008. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2008, the number of subscribers in Colombia increased by 22.6%, to approximately 27.4 million at year-end. In 2007, the number of subscribers in Colombia increased by 14.4%.

Average MOUs per subscriber increased by 28.7% in 2008 and by 10.9% in 2007. ARPUs decreased by 4.7% in 2008 and increased by 12.9% in 2007. Calculated in nominal Colombian pesos, ARPUs decreased by 9.0% in 2008. The increase on average MOUs per subscriber in 2008 reflected primarily the reduction in prices for our voice and data services. The decrease in ARPUs during 2008 reflected principally the lowering of our prices for voice and data services through promotions and lower rates. The increase in ARPUs in 2007 reflected principally the appreciation of the Colombian peso against both the U.S. dollar and the Mexican peso. A substantial majority of our subscriber growth in 2008 was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate increased from 2.3% in 2007 to 2.4% in 2008.

Our operating income increased by 43.8% in 2008 and by 59.8% in 2007. Our operating margin was 33.6% in 2008 and 25.7% in 2007. The increase in operating margin during 2008 resulted principally from a reduction in subscriber acquisition costs and the effect in 2007 of higher depreciation expense resulting from shortening the useful lives of certain GSM assets. In Colombia, we generate more traffic to other operators than we receive from them. Operating income in 2007 reflects an increase in depreciation expense of Ps. 3,296 million as a result of the shortening of useful lives and faster depreciation of GSM equipment in certain markets due to the expected migration of customers to 3G technologies.

Andean Region—Ecuador and Peru

Operating revenues in Ecuador and Peru increased by 24.7% in 2008 and by 26.0% in 2007. The increase in operating revenues in 2008 and 2007 was attributable principally to subscriber growth and increased traffic. Currency effects contributed to 1.5% of the growth in operating revenues in 2008. In 2008, the number of subscribers increased by 24.9% to approximately 15.5 million at year-end. In 2007, the number of subscribers increased by 37.3%.

Average MOUs per subscriber increased by 27.3% in 2008 and 7.8% in 2007. ARPUs decreased by approximately 3.0% in 2008 and decreased by approximately 12.2% in 2007. The decline in ARPUs during 2008 and 2007 reflected principally subscriber growth and a reduction in our rates per minute. Our churn rate decreased from 2.8% in 2007 to 2.4% in 2008.

Operating income increased by 41.8% in 2008 and by 33.3% in 2007. Our operating margin was 26.1% in 2008 and 23.0% in 2007. The increase in operating margin during 2008 resulted from an increase in revenues, partially offset by a Ps. 136 million income-based payment related to our concession in Ecuador. The increase in operating margin during 2007 resulted principally from a combination of factors, including lower expenses and lower handset acquisition costs.

Central America—El Salvador, Guatemala, Honduras, Nicaragua and Panama

Operating revenues in El Salvador, Guatemala, Honduras, Nicaragua and Panama decreased by 5.1% in 2008 and by 1.2% in 2007. The decrease reflected principally a decrease in nearly all sources of operating revenue as a result of a decrease in our share of the market. In 2008, the number of wireless subscribers in Central America increased by 12.3%, to 9.1 million at year-end. The number of fixed line subscribers increased by 2.0%, to approximately 2.2 million at year-end. In 2008, wireless services accounted for approximately 52.5% of our operating revenues, and fixed-line and other services for approximately 47.5%, as compared to 50.5% and 49.5%, respectively, in 2007. In March 2009, we began operations and reporting revenues in Panama.

Average MOUs decreased by a 13.4% in 2008 and by 7.3% in 2007. ARPUs decreased by 23.5% in 2008 and by 18.5% in 2007. These declines primarily reflected increased competition for wireless customers in the region.

Operating income decreased by 35.5% in 2008 and by 8.0% in 2007. Operating margin was 18.9% in 2008 and 27.7% in 2007. The decrease in operating income and margin in 2008 reflected principally increased network maintenance costs and acquisition costs related to triple-play. The decrease in operating income and margin in 2007 reflected principally lower revenues and increased subscriber acquisition costs, particularly in equipment subsidies and advertising costs.

United States

Operating revenues in the United States increased by 6.0% in 2008 and 5.8% in 2007. The increase in operating revenues in 2008 and 2007 was attributable principally to subscriber growth and increased traffic. In 2008, the number of TracFone subscribers increased by 17.6% to approximately 11.2 million as of December 31, 2008, and in 2007, the number of TracFone subscribers increased by 20.5%, to approximately 9.5 million as of December 31, 2007.

Average MOUs per subscriber increased by 5.6% in 2008 and increased by 9.1% in 2007. ARPUs declined by approximately 9.0% in 2008 and 10.7% in 2007. The decline in ARPUs in 2008 and 2007 was primarily attributable to the increasing portion of TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate decreased from 4.6% in 2007 to 3.8% in 2008.

Operating income was Ps. 943 million in 2008 and Ps. 1,503 million in 2007. TracFone’s operating margin decreased from 9.6% in 2007 to 5.6% in 2008. The decrease in operating margin principally reflected increased commercial expenses.

Dominican Republic

Operating revenues in the Dominican Republic increased by 2.3% in 2008. The increase reflected principally subscriber growth in the wireless market and improved service promotions. In 2008, the number of wireless subscribers in the Dominican Republic increased by 14.5%. The number of fixed line subscribers increased by 3.1%. In 2008, wireless services accounted for approximately 43.8% of our operating revenues, and fixed-line and other services for approximately 56.2%, as compared to 38.7% and 61.3%, respectively, in 2007.

Average MOUs decreased by a 6.7% in 2008. ARPUs decreased by a 15.5% in 2008. These declines primarily reflected promotions and airtime subsidies and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Operating income decreased by 14.5% in 2008. Operating margin was 30.0% in 2008 and 35.9% in 2007. The decrease in operating income and margin in 2008 reflected principally the growing proportion of our prepaid subscribers, which resulted in increased subscriber acquisition costs, equipment subsidies and customer service expenses.

We began consolidating the results of our operations in the Dominican Republic in December 2006.

Puerto Rico and Jamaica

Operating revenues in Puerto Rico were Ps. 12,737 million for the year ended December 31, 2008, of which Ps. 4,207 million (32.9%) corresponded to wireless services and Ps. 8,561 million (67.1%) corresponded to fixed line services. From April through December 2007, operating revenues in Puerto Rico were Ps. 9,766 million, of which Ps. 3,091 million (31.6%) corresponded to wireless services and Ps. 6,675 million (68.4%) corresponded to fixed line services. During 2008, operating income in Puerto Rico was Ps. 1,846 million, representing a 14.5% margin, as compared to operating income of Ps. 1,347 million in 2007, representing a 13.8% operating margin.

Operating revenues in Jamaica were Ps. 147 million for the year ended December 31, 2008. During 2008, operating loss in Jamaica was Ps. 234 million. During December 2007, operating revenues in Jamaica were Ps. 14 million and operating loss was Ps. 16 million.

We began consolidating the results of our Puerto Rican operations in April 2007. We purchased Oceanic in November 2007, and we started consolidating our Jamaican operations in December 2007.

Liquidity and Capital Resources

Principal Uses of Cash

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 87,464 million in 2008 and Ps. 100,580 million in 2007. Our cash and cash equivalents amounted to Ps. 22,092 million at December 31, 2008, compared to Ps. 11,972 million as of December 31, 2007. We believe that our working capital is sufficient for our present requirements. We use the cash that we generate from our operations primarily for the following purposes:

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2008 and 2007, we invested approximately Ps. 57,134 million and Ps. 34,622 million respectively, in plant, property and equipment. As of December 31, 2008, we had not disbursed Ps. 30,190 million of our investments in 2008, of which Ps. 29,159 million will be disbursed in 2009 and Ps. 1,031 million will be disbursed in 2010. We have budgeted capital expenditures for 2009 to be approximately U.S.$ 3 billion (Ps. 40,500 million). See “Capital Expenditures” under Item 4.

•

During 2008, we spent approximately Ps. 13,737 million to acquire or renew licenses, principally Ps. 8,830 million to acquire additional spectrum in Brazil, Ps. 3,001 million to renew our concession in Ecuador and Ps. 896 million to acquire a license in Panama. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•

We must pay interest on our indebtedness and repay principal when due. As of December 31, 2008, we had Ps. 26,731 million of principal due in 2009, but in February 2009 we paid U.S.$1,350 million of our U.S.$2,000 million revolving facility and we have almost no additional maturities for indebtedness denominated in foreign currencies for 2009 and 2010.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, or repurchase our own shares from time to time. We paid Ps. 8,815 million in dividends in 2008 and Ps. 41,298 million in dividends in 2007, and our shareholders have approved the payment of a Ps. 0.30 dividend per share in 2009. Dividends for 2007 included an extraordinary dividend of Ps. 1.0 per share paid in November 2007, for a total of Ps. 35,023 million. We also spent (including commissions and value-added taxes) Ps. 41,633 million repurchasing our own shares in the open market in 2008 and Ps. 12,717 million in 2007. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2009.

The following table summarizes certain contractual liabilities as of December 31, 2008. Our purchase obligations and approximately 59.8% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2008:
Equipment leases	Ps.	1,478	Ps.	764	Ps.	714		—		—
Real estate leases		17,655		3,887		6,518	Ps.	5,078	Ps.	2,172
Short-term debt(1)		26,731		26,731		—		—		—
Long-term debt(1)		116,755		—		36,591		13,970		66,194
Purchase obligations(2)		32,440		29,329		1,371		340		1,400

Total	Ps.	195,059	Ps.	60,711	Ps.	45,194	Ps.	19,388	Ps.	69,766

(1)	Excludes interest payments, as they are set at floating rates.
(2)	See discussion below.

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2008. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

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

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. We may also pursue opportunities in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this Item 5 under “Overview—Effects of Recent Acquisitions” for more information about these transactions.

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. Beginning in the second half of 2008, with the difficult circumstances in the credit markets, we arranged several equipment financing facilities to further improve our liquidity position. As of the date of this annual report, we have an aggregate of U.S.$2,170 million in committed undrawn equipment financing facilities from three different sources.

As of December 31, 2008, our total consolidated indebtedness was Ps. 143,486 million, compared to Ps. 104,752 million as of December 31, 2007. Our net debt (total debt minus cash and cash equivalents) at December 31, 2008 increased by 30.8% compared to December 31, 2007. This increase reflects, among other things the significant depreciation of the Mexican peso at the end of 2008.

Without taking into account the effects of derivative instruments that we use to manage our interest rate and currency risk liabilities, approximately 73.6% of our indebtedness at December 31, 2008 was denominated in currencies other than Mexican pesos (approximately 59.8% in U.S. dollars and 13.8% in other currencies, principally in Colombian and Chilean pesos and euros), and approximately 41.1% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2008, Ps. 26,731 million (or 18.6%) was classified as short-term.

Our ability to access the international debt capital markets on the terms described below has been helped by the credit rating given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated A3 by Moody’s Investors Service, BBB+(positive outlook) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2008 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.7%.

Our major categories of indebtedness at December 31, 2008 are as follows:

•

U.S. dollar-denominated senior notes.    At December 31, 2008, we had approximately U.S.$ 3.7 billion (Ps.50,517 million) outstanding under several series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2008:

•	U.S.$498 million (Ps. 6,742 million) senior notes due 2009, bearing interest at a fixed rate of 4.125%;

•	U.S.$795 million (Ps. 10,763 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$500 million (Ps. 6,769 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$590 million (Ps. 7,989 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$991 million (Ps. 13,421 million) senior notes due 2035, bearing interest at a fixed rate of 6.375%; and

•	U.S.$369 million (Ps. 4,999 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican- peso denominated senior notes.    At December 31, 2008, we had approximately Ps. 13,000 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles).    At December 31, 2008, we had Ps. 12,650 million in domestic senior notes that were sold in the Mexican capital markets. These domestic senior notes were issued by us between 2002 and 2008, and have varying maturities, ranging from 2009 through 2018. Some bear interest at fixed rates, and others at variable rates based on Cetes (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007 we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012.

•	On November 1, 2007 we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010.

•	On November 1, 2007 we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017.

•	On March 7, 2008 we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018.

•	On September 12, 2008 we issued Ps. 3,000 million in 5-year floating domestic senior notes. The notes bear interest at a spread of 55 basis points over CETES, and mature on September 6, 2013.

•

On September 12, 2008 we issued Ps. 2,100 million in 5-year UDI denominated equivalent fixed rate domestic senior notes. The notes bear interest at a rate of 4.10% per annum and mature on September 6, 2013.

•

Mexican peso-denominated commercial paper.    At December 31, 2008, we had Ps. 5,500 million in commercial paper that was sold in the Mexican capital markets. These notes bear interest at fixed rates ranging from 8.18% to 8.53%. Maturities of the commercial paper notes range from 28 days to one year. We are not required to reissue the notes upon their maturity.

•

Bank loans.    At December 31, 2008, we had approximately Ps. 43,996 million outstanding under a number of bank facilities bearing interest principally at variable rates based on TIIE or LIBOR. Of that amount, Ps. 27,077 million were obtained under a U.S.$2 billion revolving syndicated facility that matures in April 2011. Loans under the facility bear interest at LIBOR plus a spread. The syndicated facility limits our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies.    We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long- term, with periodic amortization and interest at a spread over LIBOR/EURIBOR. They are extended to us or to operating subsidiaries, with the guarantee of Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2008 was U.S.$ 607 million (Ps. 8,214 million).

•

Sale and leasebacks.    In 2004 and 2005, Conecel entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2008, lease payment obligations under the contract amounted to U.S.$21.8 million (Ps. 294 million). Payments are due on a monthly basis through 2009 and bear interest at LIBOR plus a spread. Our Nicaraguan and Honduran subsidiaries have also entered into sale and lease back transactions with respect to portions of their telephone plants.

•

Colombian peso-denominated notes.    In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2008, the aggregate principal amount outstanding under these notes was Ps. 5,431 million.

All of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities are guaranteed by Telcel.

At December 31, 2008, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 123,620 million (U.S.$9,131 million), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2008, our operating subsidiaries other than Telcel had indebtedness of Ps. 16,460 million (U.S.$1,216 million).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. In Mexico, we have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use derivative instruments to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. We also use derivative instruments from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. As of December 31, 2008, after taking into account derivative transactions, approximately 26% of our total debt was denominated in U.S. dollars and approximately 42% was subject to floating rates.

As of December 31, 2008, we had the following derivatives positions, with an aggregate fair value of Ps. 3,125 million:

•

U.S. dollar-Mexican peso cross currency swaps in respect of U.S.$850 million of our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

•	U.S. dollar-Mexican peso forwards for a total of U.S.$2,700 million to hedge our exposure to our U.S. dollar denominated debt.

•

A Mexican peso-U.S. dollar cross currency swap in respect of Ps.1,000 million of our total Mexican peso variable rate debt. Under this swap we replaced our obligation to make payment in Mexican pesos at a variable rate with an obligation to make payment in U.S. dollars at a variable rate.

Off-Balance Sheet Arrangements

As of December 31, 2008, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 54,162 million in 2008, Ps. 55,419 million in 2007 and Ps. 40,639 million in 2006. Compared to Mexican FRS, net income under U.S. GAAP was approximately 9.1% lower in 2008, 5.6% lower in 2007 and 8.7% lower in 2006.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant differences in their effect on 2008 net income related to the following:

•

The restatement of the carrying value of property, plant and equipment to reflect the effects of inflation up to December 31, 2007. Under Mexican FRS, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restate its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restate nonmonetary assets based on the Mexican National Consumer Price Index as of December 31, 2007.

•

The depreciation of previously capitalized interest under U.S. GAAP. Through 2006, we expensed net financing costs on assets under construction under Mexican FRS, whereas for U.S. GAAP purposes, these costs were capitalized in property plant and equipment and depreciated over the lives of the related assets. This difference has resulted in significant reconciliation adjustments between our Mexican FRS and U.S. GAAP results. Starting in 2007, Mexican FRS provides for the capitalization of net financing costs on assets under construction, similar to U.S. GAAP. The remaining difference between the two accounting principles is that under Mexican FRS all financing costs (including monetary gains directly associated with borrowings in local currency and foreign currency exchange gains (or losses) in the case of borrowings in foreign currency) can be capitalized, whereas U.S. GAAP permits capitalization of net interest expense in the case of foreign currency denominated debt. In 2008, the reconciliation item corresponds to the reversal of foreign exchange losses related to borrowings denominated in foreign currencies that were capitalized under Mexican FRS, as well as depreciation effects of this difference in prior years.

•	The presentation of non-controlling interests.

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

Purchase accounting—purchase price allocation

During 2008, 2007 and 2006, we made a number of acquisitions applying the acquisition method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of property and equipment, trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2008 to Ps. 32,677 million, or 13% of our operating costs and expenses. See Note 8 to our audited consolidated financial statements.

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

Impairment

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated. The recoverable value of the related assets is defined as the higher of the asset’s net selling price or its value in use, which is computed based on discounted cash flows, and in the case of goodwill, as its value in perpetuity. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss. In 2008, we recognized an impairment in the value of goodwill of Ps. 537 million, an impairment in the value of our plants, property and equipment of Ps. 113 million and an impairment in the value of our licenses of Ps. 99 million.

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

Accruals

Accruals are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by our management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of our financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If we are unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to our consolidated financial statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 12 (Mexican FRS) and Note 22 (U.S. GAAP) to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of November 2008. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

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

Our bylaws provide for the Board of Directors to consist of between five and 21 directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and an alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores, or the “Mexican Securities Market Law”), shareholders are required to make a determination as to the independence of our directors, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors, the Executive Committee, the Audit Committee, the Compensation Committee and the Investments Committees, as well as the Corporate Secretary and the Corporate Pro-Secretary, were elected or ratified at the annual general shareholders’ meeting held on April 20, 2009, with nine directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the members of the Board elected and ratified at the annual general shareholders’ meeting held on April 20, 2009, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Patrick Slim Domit	Born:	1969
Chairman and Member of the	First elected:	2004
Executive Committee and	Term expires:	2010
Investments Committee	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Alternate Director of Carso Global Telecom, S.A.B. de C.V. and Telmex

	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the	First elected:	2000
Executive Committee and	Term expires:	2010
Investments Committee	Principal occupation:	Chief Executive Officer of América Móvil

	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., and Alternate Director of Carso Global Telecom S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo(1)	Born:	1950
Director	First elected:	2000
	Term expires:	2010
	Principal occupation:	Chairman and Chief Executive Officer of Carso Global Telecom, S.A.B. de C.V.

	Other directorships:	Co-Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Telmex. Director of Grupo Carso, S.A.B. de C.V. and AT&T, Inc.

	Business experience:	Chief Executive Officer of Telmex and Grupo Condumex, President of Corporación Industrial Llantera (Euzkadi General Tire de Mexico)

Alejandro Soberón Kuri	Born:	1960
Director, Chairman of the	First elected:	2000
Audit Committee and Member	Term expires:	2010
of the Investments Committee	Principal occupation:	Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

	Other directorships:	Chairman of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the	First elected:	2004
Audit Committee,	Term expires:	2010
Compensation Committee and Investments Committee	Other directorships:	Director of Grupo Financiero Value, S.A. de C.V.

	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Rayford Wilkins	Born:	1951
Director and Member of the	First elected:	2005
Executive Committee and	Term expires:	2009
Investments Committee	Principal occupation:	Group President AT&T, Inc.

	Business experience:	Various positions in the wireless industry at SBC Group

Mike Viola	Born:	1954
Director	First elected:	2009
	Term expires:	2010
	Principal occupation:	Senior Vice president Corporate Finance AT&T, Inc.

	Other directorships:	Director of Telmex

Ernesto Vega Velasco	Born:	1937
Director and Member of the Audit	First elected:	2007
Committee	Term expires:	2010
	Principal occupation	In retirement. Member of the board of directors and audit, planning and finance and evaluation and compensation committees of certain companies

	Other directorships:	Chairman of the Borad of Directors of Wal-Mart de México, S.A.B. de C.V. and Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and Alternate Director of Industries Peñoles, S.A.B. de C.V.

	Business experience:	Since 1971, various positions in the Desc group, where he was eventually appointed Corporate Vice-president

Santiago Cosío Pando	Born:	1973
Director	First elected:	2008
	Term expires:	2010
	Principal occupation:	President of Grup Pando, S.A. de C.V.

	Business experience:	Various positions in Grupo Pando, S.A. de C.V., Positions in San Luis Corporación, Grupo Condumex, Sanborns, Sears, Grupo Financiero Inbursa, S.A.B. de C.V. and Actinver

Directors elected by holders of Series L Shares:
Pablo Roberto González Guajardo	Born:	1967
Director and Member of the	First elected:	2007
Compensation Committee and	Term expires:	2010
Investments Committee	Principal occupation:	Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.

	Other directorships:	Member of the Board of Directors of Corporación Scribe, S.A.P.I. de C.V. and Alternate Director of Kimberly Clark de Mexico, S.A.B. de C.V.

	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director	First elected:	2000
	Term expires:	2010

	Other directorships:	Director of Grupo Financiero Inbursa, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. Alternate Director of Grupo Carso, S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

(1)	On June 10, 2009, Jaime Chico Pardo resigned from the Board of Directors.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helú and brother-in-law of Patrick Slim Domit. Patrick Slim Domit is the son of Carlos Slim Helú.

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

Audit Committee

The Audit Committee consists of Messrs. Alejandro Soberón Kuri, chairman, Ernesto Vega Velasco and Carlos Bremer Gutiérrez. The mandate of the Audit Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit Committee is required to, among other things:

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

Compensation Committee

The Compensation Committee consists of Messrs. Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Compensation Committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, the Compensation Committee is required to:

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

Investments Committee

The Investments Committee consists of Messrs. Patrick Slim Domit, Daniel Hajj Aboumrad, Pablo Roberto Gonzalez Guajardo, Alejandro Soberón Kuri, Carlos Bremer Gutiérrez and Rayford Wilkins. The mandate of the Investments Committee is to analyze, approve and execute the terms and conditions of proposed investments and acquisitions. The Investments Committee has authority to review, approve and execute any and all actions required to consummate proposed investments and acquisitions.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos (Pemex)

Carlos Cárdenas Blásquez	Appointed:	2000
Latin American Operations	Business experience:	Various positions at Telmex, including Operating Manager for the paging service company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A.B. de C.V.

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit Committee) and senior management in 2008 was approximately Ps. 3.4 million and Ps. 31.2 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership

According to beneficial ownership reports filed with the SEC on March 17, 2009, Carlos Slim Helú holds 433 million of our AA Shares and 396 million of our L Shares directly, and his son and chairman of our Board of Directors, Patrick Slim Domit, holds 444 million of our AA Shares and 516 million of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú, together with his sons and daughters, including Patrick Slim Domit, may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws-Share Capital” under Item 8.

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

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2008:

	December 31,
	2006	2007	2008
Number of employees	39,876	49,091	52,879
Category of activity:
Wireless	31,047	36,389	41,365
Fixed	8,829	12,702	11,514

Geographic location:
Mexico	12,370	14,360	16,526
South America	16,115	18,496	20,360
Central America	7,573	7,874	7,869
Caribbean	3,287	7,823	7,530
United States	531	538	594

As of December 31, 2008, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana) represented approximately 87% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In March 2009, Telcel and the union agreed to a 4.5% nominal increase in basic wages.

Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including our Brazilian subsidiaries, Telgua, ENITEL, CTE, Claro Chile, AMX Argentina and TELPRI, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2009:

Series	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	20,709	63.0	—
AA Shares (no par value)	11,712	35.6	96.2
A Shares (no par value)	464	1.4	3.8

Total	32,885	100.0%	100.0%

(*)	Except on limited matters for which L Shares have voting rights.

According to reports of beneficial ownership of our shares filed with the SEC on March 17, 2009, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares.

Our former controlling shareholder, Amtel, and AT&T Inc., as successors of Carso Global Telecom and SBC International, Inc., respectively, were parties to an agreement relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a Management Services Agreement with us. According to reports of beneficial ownership of our shares filed with the SEC on May 4, 2007 the Slim Family and a Mexican trust that holds AA Shares for the benefit of the Slim Family (the “Control Trust”) expect to enter into amendments of the agreement with AT&T pursuant to which the Slim Family and the Control Trust will act as successor to Amtel (except that we do not expect to enter into a Management Services Agreement with the Control Trust or the Slim Family). According to reports of beneficial ownership filed with the SEC, the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this item 7.

The following table identifies each owner of more than 5% of any series of our shares as of April 30, 2009. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares. Figures below do not include the total number of L Shares that would be held by each shareholder upon conversion of the maximum number of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10.

	AA Shares		A Shares		L Shares
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Percent of Voting Shares(*)
Control Trust(1)	5,446	46.5	—	—%	—	—%	44.7
AT&T Inc.(2)	2,869	24.5	—	—	—	—	23.4
Inmobiliaria Carso(3)	696	5.9	—	—	—	—	5.7

(*)	Except on limited matters for which L Shares have voting rights. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.
(1)

Based on beneficial ownership reports filed with the SEC on March 17, 2009, the Control Trust is a Mexican trust which directly holds AA Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including

Carlos Slim Helú, directly own an aggregate of 1,779,218,535 AA Shares and 2,602,886,695 L Shares representing 15.19% and 12.49%, respectively, of each series and 14.59% of the total voting shares. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any of our shares. According to reports of beneficial ownership of shares filed with the SEC on March 17, 2009 the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

(2)	Based on beneficial ownership reports filed with the SEC on June 20, 2008. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. The Slim Family may be deemed to control us through their beneficial ownership held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

As of April 30, 2009, 58.7% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 1.69% of the L Share ADSs were held by 11,626 registered holders with addresses in the United States. As of such date, 32.1% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 20.5% of the A Share ADSs were held by 5,452 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2008, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 105,000 million, and to date during 2009 we have been authorized to repurchase an additional Ps. 20,000 million. As of April 30, 2009, we had repurchased 8,448 million L Shares and 31 million A Shares, with an aggregate value of approximately Ps. 96,870 million (not including applicable commissions and taxes).

RELATED PARTY TRANSACTIONS

Transactions with Telmex, Telmex Internacional and subsidiaries

We have, and expect to continue to have, a variety of contractual relationships with Telmex, Telmex Internacional and their subsidiaries, including some of their international subsidiaries.

According to beneficial ownership reports filed with the SEC, Telmex and Telmex Internacional may be deemed to be under common control with us. Telmex is a nationwide provider of fixed-line telephony in Mexico. Telmex Internacional offers voice, data and Internet services in Brazil, Chile, Argentina, Peru, Colombia and Ecuador; pay cable and satellite television in some of these countries; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

Continuing Commercial Relationships

Because both we, on the one hand, and Telmex or Telemex Internacional, on the other hard, provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of their private circuits; the provision of long distance services to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between our Brazilian subsidiaries and Embratel, a subsidiary of Telmex Internacional that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

These operational relationships are material to our financial performance. In 2008, Ps. 19,372 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 704 million in accounts receivable from Telmex and certain of its subsidiaries, and accounts payable of Ps. 499 million to Embratel at December 31, 2008. Also in 2008, Ps. 7,049 million of our cost of services was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

Other Commercial Relationships

In 2006, Telmex Perú, a subsidiary of Telmex International, and América Móvil Perú, entered into a turnkey fiber optic network construction agreement in order to jointly build a fiber optic network along the coast of Peru of 2,823 kilometers for approximately U.S.$43 million. The construction was awarded through a private bidding process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (CICSA) and Grupo Condumex, S.A. de C.V. We expect the project to conclude before the end of the second quarter of 2009. As of April 30, 2009, 90% of the value of the agreement has been paid by the parties.

In 2005, Telmex Argentina, a subsidiary of Telmex International, and AMX Argentina agreed to jointly install a network of fiber optic trunk lines in Argentina of approximately 1,943 kilometers in length. The project was completed in 2008 at an approximate cost of U.S.$24 million.

In 2008, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The construction work and cable are valued at U.S.$38.5. Once the work is finalized, we expect that AMX Argentina will enter into a 30-year license for use agreement with Telmex Argentina.

In 2007, Conecel began building a fiber optic network in Ecuador of approximately 1,200 kilometers. The project will be completed in different phases. The project entails the construction of the network by CICSA pursuant to an agreement between CICSA and Conecel. The total value of the agreement amounts to U.S.$19 million. As of April 30, 2009, Conecel has paid CICSA fees amounting to U.S.$12 million. We expect the project to conclude by the end of 2009.

In November 2005, Embratel entered into an agreement with Claro Participações to provide backbone network capacity to our operating subsidiaries in Brazil for a period of 20 years. Pursuant to this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between R$4.0 million and R$6.0 million, depending on the capacity provided under the agreement.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately R$14.3 million on an annual basis. We may, from time to time, lease additional real estate from Embratel. In addition, Embratel leases real property from our subsidiaries in Brazil. The aggregate amount of annual payments received by our subsidiaries under the leases is R$19.6 million.

Our subsidiary, Claro Chile and Telmex Chile, a subsidiary of Telmex International, entered into an agreement for the provision of capacity and infrastructure by Telmex Chile for a period of 20 years. Pursuant to the agreement, Claro Chile pays a monthly disbursement of U.S.$17.5 million (Ps. 190.0 million). The amount recorded in the results of operations as of December 31, 2008 for this agreement was U.S.$ 218 million.

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Claro Participações.

The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

Other Transactions

From time to time, we make investments together with affiliated companies and sell or buy investments to or from affiliated companies. We have pursued joint investments in the telecommunications industry with Telmex.

Transactions with Other Affiliates

We have an agreement to receive consulting services from AT&T. During 2009, we will pay U.S.$7.5 million to AT&T in compensation for its services. In 2008, we paid U.S.$7.5 million to AT&T in compensation for its services. During each of 2007 and 2006, we paid U.S.$7.5 million, and $1 million, respectively, to AT&T for its services. We have agreements with AT&T International that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States.

Prior to our merger with AMTEL, we had a management services agreement with AMTEL, pursuant to which we paid AMTEL U.S.$28.5 million in 2006.

Telcel purchases materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with us. These services include insurance and banking services provided by Grupo Financiero Inbursa, S.A.B. de C.V. and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

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

See “Item 18—Financial Statements” and pages F-1 through F-82.

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share		Dollars per Share
2008	Ps.	0.26	U.S.$	0.0192
2007		1.20		0.1104
2006		0.10		0.0091

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. In April 2006, our shareholders authorized a dividend of Ps. 0.10 per share, which was paid in a single installment in July 2006. In April 2007, our shareholders authorized a dividend of Ps. 0.20 per share, which was paid in a single installment in July 2007. In October 2007, our shareholders approved an extraordinary dividend of Ps. 1.0 per share, which was paid in a single installment in November 2007. In April 2008, our shareholders authorized a dividend of Ps. 0.26 per share, which was paid in a single installment in July 2008. In April 2009, our shareholders authorized a dividend of Ps. 0.30 per share, payable in a single installment in July 2009. These dividends were or will be paid on each series of our shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters such as interconnection and tariffs. See Note 16 to our audited consolidated financial statements included in this annual report.

Our concessions are generally subject to early termination for violations of their terms, including certain service, quality, coverage standards and certain interconnection obligations. We are also party to a number of proceedings regarding our compliance with administrative rules and regulations and concession standards. As of the date of this annual report, we believe that none of these proceedings is likely to result in the revocation of any of our material concessions.

Below is a summary of the most significant legal proceedings in which we are currently involved.

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued us and others in a Connecticut state court in the United States based on an August 2007 transaction in which we purchased shares of Oceanic from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately U.S.$15 million (approximately Ps. 203.1 million) in escrow with the Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC—SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action, NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, among other claims, an order that it receive the amount placed in escrow. On February 7, 2008, we filed a motion to dismiss for lack of personal jurisdiction and insufficient service. The motion principally argues that we do not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over us. We believe we have several other meritorious defenses to NatTel’s claims.

Concurrently with the Connecticut action, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut against many of the parties in the Connecticut action, including us. The adversary proceeding contains the same allegations as the Connecticut action.

After the filing of the adversary proceeding in bankruptcy court, defendants, excluding us, filed a motion in the District Court for the District of Connecticut to withdraw the reference of the adversary proceeding, and send those proceedings to the District Court judge who had previously decided a related case against NatTel.

In April 2008, the parties to the Connecticut action agreed to stay the action pending a decision by the District Court on the motion to withdraw. As of the date of this annual report, the District Court has yet to decide on the motion to withdraw. Accordingly, the Connecticut action remains stayed.

We have not made provisions in our financial statements for this potential liability.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited, filed a suit in the Supreme Court of the State of New York against numerous defendants including us and certain of our affiliates, subsidiaries and two members of our Board of Directors, asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. The plaintiffs sold a majority of their shares in our Ecuadorian subsidiary Conecel, to a subsidiary of Telmex in 2000. Telmex’s holdings in Conecel were included in our spin-off from Telmex in 2000 and remain held by one of our subsidiaries. The plaintiffs kept a minority of the shares of Conecel.

The plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares for ours. The plaintiffs contend in the lawsuit that the defendants wrongfully deprived them of a share exchange, and they seek the alleged value of our shares they claim they would have received, which the plaintiffs assert amounts to over U.S.$900 million (approximately Ps. 12,186 million). Plaintiffs also seek punitive damages. The plaintiffs additionally assert that the defendants purposefully misrepresented the value of the plaintiffs’ minority shares to try to prevent a share exchange. In 2003, the plaintiffs voluntarily sold their minority shares to the defendants, executing comprehensive releases as part of the transactions.

The defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, lack of personal jurisdiction over certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and the defendants appealed. The appellate court stayed the case in the trial court. The appeal is fully briefed and oral argument took place in April 2009.

The defendants believe they have numerous meritorious defenses to the plaintiffs’ claims. In addition to the defenses contained in the motion to dismiss that are issues on appeal, the defendants do not believe that our spin-off from Telmex triggered the share exchange provision. Moreover, the defendants argue that a plain reading of the provision relating to the potential exchange of shares provides no “right” to a share exchange, but instead only a right to a good faith negotiation for a period of 20 days, for a potential share exchange.

We have not made provisions in our financial statements for this potential liability.

Telcel

Cofeco—Substantial market power investigations

The Mexican competition commission Cofeco is conducting two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco-initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international calling party pays system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Telcel, has substantial market power in the market for interconnection to its own network.

The second Cofeco investigation is into whether Telcel has substantial market power in the nationwide market for local voice and data services. This investigation commenced in April 2008, and was initiated by an alleged Telcel subscriber, who in reality is an employee and agent for Telefónica Móviles’ Mexican subsidiary, one of our main competitors. In this investigation, Cofeco has issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco in both investigations, and we cannot predict when Cofeco will issue final reports or whether it will modify its preliminary findings. Depending on the final reports, we and other operators will be entitled to seek administrative review (recurso administrativo de reconsideración) and may also bring judicial challenges.

Under the Federal Antitrust Law and the Mexican Federal Telecommunications Law, if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco is currently conducting four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding involves certain exclusivity agreements with various content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued. The fourth proceeding concerning alleged practices in the interconnection market is still in the investigation stage and remains pending.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. We have not made provisions in our financial statements for these potential liabilities since at the time our most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

There has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls for periods beginning 2005. The history and current status of these proceedings is discussed under “Information of the Company—Mexican Operations—Regulation—Interconnection Fees” under Item 4.

February 2009 Interconnection Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad). A description of the Plan and our legal challenges to the Plan is included under “Information of the Company—Mexican Operations—Regulation—February 2009 Interconnection Plan” under Item 4.

Short Message Services (SMS)

Under the terms of its concessions for the 850 megahertz spectrum, Telcel must pay to the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability. As of December 31, 2008, Telcel had provisioned Ps. 455.3 million.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps.541.5 million (Ps.258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the royalty payments. We and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

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

Comcel

Voice over IP

In March 2000, the SIC issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S.$100 thousand (approximately Ps.1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million (approximately Ps. 947.8 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately U.S.$1.8 million (approximately Ps. 24.4 million) (which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability. In June 2009, Comcel lost its appeal and was ordered to pay U.S.$1.8 million, as determined by the SIC.

We have made provisions in our financial statements with respect to this liability.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately U.S.$35 million (approximately Ps. 473.9 million) from Comcel. We have made provisions in our financial statements with respect to these potential liabilities.

Dominant position

In March 2009, the CRT issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”). CRT would monitor the rates by reviewing Comcel’s average revenue per minute on a quarterly basis. The resolutions did not present a timetable for implementation of the regulations. In April 2009, Comcel filed a request for review of the resolutions (recurso de reposición) with the CRT. We expect that the CRT will respond to our request in the third quarter of 2009. We cannot predict how these matters will be resolved. However, if the regulations are implemented in their current form, we do not expect them to have a material impact on our business and results of operations in Colombia.

Brazil (Claro Participações)

Anatel Inflation-Related Adjustments

Anatel has challenged each of Tess, S.A., or “Tess,” and ATL-Telecom Leste, S.A., or “ATL,” regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with Anatel. 40% of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but Anatel has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Subsequently, Tess filed an appeal which is pending. In December 2008, Anatel charged Tess approximately U.S.$160 million (approximately Ps. 2,166.4 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. ATL was not charged yet of any payment.

The aggregate contested amounts are approximately U.S.$240 million (including potential penalties and interest) (approximately Ps. 3,249.6 million). Both ATL and Tess subsequently merged into our Brazilian subsidiries.

We have made specific provisions in our financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet and Americel by Telecom Americas, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately U.S.$164 million (approximately Ps.2,220 million). We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. We cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. We have not made specific provisions in our financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller ID services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller ID technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

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

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately U.S.$270 million (approximately Ps.3,655.8 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. The Company has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil or the “Brazilian Federal Revenue Service”) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. The total amount of the tax assessments is of approximately R$224.2 million (approximately Ps.1,298.1 million), including R$88.8 million (approximately Ps. 514.2 million) of taxes and contributions plus fines and interest. The Company has challenged these assessments, and its challenge is pending before the Conselho de Contribuintes (“Brazilian Taxpayers Council”) in Brasilia. The Company did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL (which subsequently merged into our Brazilian subsidiaries) in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps.317.9 million), including R$24.1 million (approximately Ps.139.5 million) of taxes and contributions plus R$30.8 million (approximately Ps.178.3 million) of fines and interest. We have challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

We did not make any specific provisions in our financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”) challenging U.S.$127 million (approximately Ps. 1,719.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million (not including interest and penalties) (approximately Ps. 1,868.5 million) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 193.6 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before the Tax Court in Guayaquil (Tribunal Fiscal Distrital de Guayaquil) challenging the tax assessments, attaching a bank guarantee of U.S.$12.7 (approximately Ps. 172 million), which represented 10% of the contested amount.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange, or “NYSE.” Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2004	Ps.	9.54	Ps.	5.09	U.S.$	16.66	U.S.$	8.99
2005		16.15		8.65		29.54		15.21
2006		24.13		15.21		44.40		27.00
2007		36.09		22.85		66.93		40.89
2008		35.09		16.29		66.75		23.63
Quarterly highs and lows
2007:
First quarter	Ps.	25.70	Ps.	22.85	U.S.$	47.11	U.S.$	40.89
Second quarter		33.64		26.59		62.62		48.32
Third quarter		34.56		28.96		64.25		52.07
Fourth quarter		36.09		30.58		66.93		55.85
2008:
First quarter	Ps.	34.35	Ps.	26.66	U.S.$	64.10	U.S.$	52.70
Second quarter		35.09		26.89		66.75		52.25
Third quarter		27.26		23.45		53.23		43.01
Fourth quarter		25.54		16.29		46.71		23.63
Monthly highs and lows
2008:
December	Ps.	22.10	Ps.	18.99	U.S.$	33.80	U.S.$	28.10
2009:
January	Ps.	22.90	Ps.	19.01	U.S.$	34.12	U.S.$	27.10
February		22.35		19.05		31.44		25.30
March		21.79		18.32		30.31		23.66
April		23.11		19.51		33.88		27.88
May		25.78		23.36		38.69		34.44

Source: Bloomberg, June 2009. Information may differ from information presented in prior years.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ Stock Market, Inc., or “NASDAQ.” Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2004	Ps.	9.49	Ps.	5.00	U.S.$	16.53	U.S.$	8.89
2005		16.16		8.74		29.48		15.09
2006		24.09		15.15		44.38		26.80
2007		35.94		22.81		66.95		40.88
2008		35.50		16.00		66.40		24.03
Quarterly highs and lows
2007:
First quarter	Ps.	25.74	Ps.	22.81	U.S.$	46.95	U.S.$	40.88
Second quarter		33.61		26.52		62.47		48.30
Third quarter		34.68		29.58		64.16		51.57
Fourth quarter		35.94		30.80		66.95		55.71
2008:
First quarter	Ps.	34.70	Ps.	26.80	U.S.$	64.00	U.S.$	52.31
Second quarter		35.50		27.00		66.40		52.15
Third quarter		27.23		24.10		53.17		43.03
Fourth quarter		25.35		16.00		46.50		24.03
Monthly highs and lows
2008:
December	Ps.	22.21	Ps.	19.41	U.S.$	33.80	U.S.$	27.86
2009:
January	Ps.	22.47	Ps.	18.64	U.S.$	34.84	U.S.$	27.39
February		21.90		19.00		31.22		25.19
March		21.50		18.40		30.36		23.44
April		23.00		19.00		33.73		27.89
May		25.70		23.30		39.00		34.37

Source: Bloomberg, June 2009. Information may differ from information presented in prior years.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”). Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

Organization and Register

América Móvil is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law and the Mexican Securities Market Law. It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770.

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the President of the Audit Committee or a court. The Chairman of the Board of Directors or the President of the Audit Committee may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

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

Upon our liquidation, holders of L Shares will be entitled to a liquidation preference equal to:

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

Preemptive Rights

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within the next 15 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

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

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes. AT&T, Inc., one of our shareholders, holds its AA Shares through a trust that has been approved by relevant authorities in Mexico for this purpose.

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

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs which are registered in the Mexican Stock Exchange, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the SHCP, or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, the FWB Frankfurter Wertpapierbörse, NASDAQ and the Mercado de Valores Latinoamericanos en Euros (LATIBEX), and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted open market offer. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2007 or 2008 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

At December 31, 2008, we had approximately Ps. 13,942 million (as compared to Ps. 7,373 million as of December 31, 2007) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and investments in financial instruments, and approximately Ps. 105,675 million (as compared to Ps. 72,568 million as of December 31, 2007) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 81.2% of our non-peso indebtedness as of December 31, 2008 was denominated in U.S. dollars. As of December 31, 2008, we had Ps. 58,887 million of debt that bore interest at floating rates.

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

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking account our hedging transactions, that would have resulted as a December 31, 2008 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 7,020 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 313 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2008 would have resulted in additional interest expense of approximately Ps. 559 million per year, assuming no change in the principal amount of such indebtedness.

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

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2008 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Estesa, which we acquired in August 2008. Estesa represented 0.06% and 0.05% of total and net assets, respectively, as of December 31, 2008 and 0.04% and 0.04% of revenues and net income, respectively for the year ended December 31, 2008.

Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on June 23, 2009.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors and Stockholders of América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Estesa Holding Corporation, a subsidiary in Nicaragua, acquired in August 2008, which is included in the 2008 consolidated financial statements of América Móvil, S.A.B. de C.V., and constituted 0.06% and 0.05% of total and net assets, respectively, as of December 31, 2008 and 0.04% and 0.04% of revenues and net income, respectively for the year then ended. Our audit of internal control over financial reporting of América Móvil, S.A.B. de C.V., also did not include an evaluation of the internal control over financial reporting of Estesa Holding Corporation, a subsidiary in Nicaragua.

In our opinion, América Móvil, S.A.B. de C.V., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of income and changes in stockholder’s equity for each of the three years in the period ended December 31, 2008, and the statements of changes in financial position for each of the two years in the period ended December 31, 2007 and the cash flows for the year ended December 31, 2008 of América Móvil, S.A.B. de C.V., and our report dated June 23, 2009, expressed an unqualified opinion thereon.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

/s/ Agustin Aguilar Laurents

Agustin Aguilar Laurents

Mexico City, Mexico

June 23, 2009

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an “audit committee financial expert,” and Mr. Bremer Gutiérrez is independent, within the meaning of this Item 16A.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent auditors, Mancera, during the fiscal years ended December 31, 2007 and 2008:

	Year ended December 31,
	2007		2008
	(2007 figures in thousands of constant pesos as of December 31, 2007)
Audit fees	Ps.	55,224	Ps.	56,544
Audit-related fees		5,819		13,641
Tax fees		19,269		16,673
Other fees		6,439		—
Total fees	Ps.	86,751	Ps.	86,858

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel, attestation services that are not required by statute or regulation and, in 2008, the IFRS adoption process which has not been completed.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Other fees in 2007 in the above table are fees billed by Mancera and its affiliates primarily related to assistance in connection with information technology services.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2008:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share		Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2008	82,500,000	Ps.	30.78	66,600,000	Ps.	185,170,833
February 2008	76,432,700		32.63	76,432,700		12,689,091,638
March 2008	50,250,100		32.18	50,250,100		11,072,091,439
April 2008	71,981,452		32.64	70,481,452		48,767,335,343
May 2008	77,950,000		30.02	77,950,000		46,427,258,589
June 2008	117,500,000		28.20	107,500,000		43,389,748,590
July 2008	279,349,900		25.25	258,489,900		36,855,088,083
August 2008	235,900,000		25.45	227,900,000		31,045,078,518
September 2008	230,906,032		25.15	218,865,551		25,534,389,096
October 2008	413,374,700		20.07	302,400,000		19,368,610,606
November 2008	113,202,900		20.14	113,202,900		17,084,325,191
December 2008	76,155,800		20.62	76,155,800		15,512,941,929
Total/Average	1,825,503,584		25.02	1,646,228,403

(1)	We do not repurchase our L Shares other than through the share repurchase program.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 20, 2009, our shareholders authorized an aggregate Ps. 20,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 125,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2008:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share		Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2008	2,300	Ps.	26.80	2,300	Ps.	185,170,833
February 2008	67,300		32.90	67,300		12,689,091,638
March 2008	—		—	—		11,072,091,439
April 2008	—		—	—		48,767,335,343
May 2008	—		—	—		46,427,258,589
June 2008	13,800		29.00	13,800		43,389,748,590
July 2008	59,000		26.00	59,000		36,855,088,083
August 2008	267,100		24.59	267,100		31,045,078,518
September 2008	138,800		24.59	138,800		25,534,389,096
October 2008	—		—	—		19,368,610,606
November 2008	197,100		20.17	197,100		17,084,325,191
December 2008	64,000		21.76	64,000		15,512,941,929
Total/Average	809,400		24.16	809,400

(1)	We do not repurchase our A Shares other than through the share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 20, 2009, our shareholders authorized an aggregate Ps. 20,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 125,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16G.	Corporate Governance.

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange, and Rule 5615(a)(3) of the NASDAQ, Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission. We also comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission and the Mexican Stock Exchange.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 5605(b)(1), 5615(c)(1) & (c)(2).	Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 5605(b)(2)	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from these requirements. §303A.04	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) & 5615(c)(2)

Nominating Committee.    We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain corporate practices, including appointment of directors and executives. Under the Mexican Securities Market Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit Committee performs our corporate governance functions. See Item 6. Directors, Senior Management and Employees—Audit Committee.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(e(1)(B) & 5615(c)(2)

Compensation Committee.    As recommended by the Mexican Code of Best Corporate Practices, we have a compensation committee comprised solely of independent directors under the Mexican Securities Market Law.

The compensation committee makes recommendations to the Board of Directors regarding executive compensation.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1)	Audit Committee. We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit committee, see Item 6. Directors, Senior Management and Employees-Audit Committee.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03	Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance, require shareholder approval. §§312.03(b)-(d)	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings, require shareholder approval. Rules 5635(a)(2), (b) & (d)(1-2).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, treasury stock, however, may be issued by the board of directors without shareholder approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630(a-b).	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials are required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials are required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	Peer Review. A listed company must be audited by an independent public accounting firm that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3)	Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.
Mancera, S.C., a Member Practice of Ernst & Young Global, a public registered firm, our independent auditor, is registered as a public accounting firm with the Public Company Accounting Oversight Board.

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-82, incorporated herein by reference.

Item 19.	Exhibits

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

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of February 23, 2007 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.8 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.3	Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.4	Sixth Amendment dated February 1, 2007 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.5	Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.6	Indenture dated March 9, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, as Trustee (incorporated by reference to our registration statement on Form F-4, File No. 333-117673, filed on July 26, 2004).

4.7	Fifth Supplemental Indenture dated December 14, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our report on Form 6-K, File No. 00-16269, filed on February 16, 2005).

4.8	Eighth Supplemental Indenture dated September 29, 2006 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our registration statement on Form F-3ASR, File No.333-137695, filed on September 29, 2006).

7.1	Calculation of Ratios of Earnings to Fixed Charges

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

15.2	Consent of BDO Seidman, LLP.

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

Dated: June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, and the consolidated statements of changes in financial position for each of the two years in the period ended December 31, 2007 and the consolidated statement of cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets account for approximately 1% of the consolidated totals at December 31, 2007 and 2008 and whose operating revenues account for approximately 6%, 5% and 5% of the consolidated totals for the years ended December 31, 2006, 2007 and 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations for each of the three years in the period ended December 31, 2008, and consolidated changes in their financial position for each of the two years in the period ended December 31, 2007, and their consolidated cash flows for the year ended December 31, 2008, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the consolidated financial statements).

As discussed in Note 2 l) and z.2) to the accompanying consolidated financial statements, the Company adopted Mexican Financial Reporting Standards D-6, Capitalization of the Comprehensive Result of Financing in 2007, and B-10, Effects of Inflation, B-15, Foreign Currency Translation, D-4, Taxes on Profits and B-2, Statements of Cash Flows in 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2009, expressed an unqualified opinion thereon.

Mancera, S.C. Ernst & Young Global A member practice of Ernst & Young Global /s/ C.P.C. AGUSTÍN AGUILAR LAURENTS
C.P.C. Agustín Aguilar Laurents

Mexico City

June 23, 2009

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying balance sheets of TracFone Wireless, Inc. as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

June 23, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos)

	At December 31,
	2007		2008		Millions of U.S. dollars 2008
Assets
Current assets:
Cash and cash equivalents	Ps.	11,972,119	Ps.	22,092,139	USD	1,632
Investments in financial instruments (Note 4)		49,931		—		—
Accounts receivable, net (Note 5)		44,756,338		52,770,676		3,898
Derivative financial instruments (Note 11)		—		3,125,214		231
Related parties (Note 17)		1,334,610		1,052,796		78
Inventories, net (Note 6)		21,060,030		31,805,142		2,349
Other current assets, net (Note 7)		1,506,424		2,639,912		195

Total current assets		80,679,452		113,485,879		8,383

Plant, property and equipment, net (Note 8)		167,083,906		209,896,820		15,504
Licenses, net (Note 9)		36,564,304		43,098,985		3,183
Trademarks, net (Note 9)		5,601,154		5,010,539		370
Goodwill, net (Note 9)		44,724,872		44,696,281		3,301
Investments in affiliates and others (Note 10)		589,615		789,612		58
Deferred taxes (Note 19)		3,395,396		9,296,367		687
Other non-current assets, net (Note 7)		10,482,616		9,180,987		678

Total assets	Ps.	349,121,315	Ps.	435,455,470	USD	32,164

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 14)	Ps.	19,952,907	Ps.	26,731,355	USD	1,974
Accounts payable and accrued liabilities (Note 13)		72,891,964		90,867,401		6,712
Taxes payable		9,250,714		14,612,465		1,079
Derivative financial instruments (Note 11)		316,594		—		—
Related parties (Note 17)		1,249,775		922,254		68
Deferred revenues		12,396,421		14,662,631		1,083

Total current liabilities		116,058,375		147,796,106		10,916
Long-term liabilities:
Long-term debt (Note 14)		84,799,487		116,755,093		8,624
Deferred taxes (Note 19)		12,496,344		14,621,075		1,080
Employee benefits (Note 12)		8,909,339		11,358,647		840

Total liabilities		222,263,545		290,530,921		21,460

Shareholders’ equity (Note 18):
Capital stock		36,552,039		36,532,481		2,698
Retained earnings:
From prior years		35,085,723		29,261,187		2,161
Current year		58,587,511		59,485,502		4,394

		93,673,234		88,746,689		6,555
Accumulated other comprehensive (loss) income items		(4,001,203)		18,988,897		1,403

Total majority shareholders’ equity		126,224,070		144,268,067		10,656
Non-controlling interest		633,700		656,482		48

Total shareholders’ equity		126,857,770		144,924,549		10,704

Total liabilities and shareholders’ equity	Ps.	349,121,315	Ps.	435,455,470	USD	32,164

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share and weighted-average number of shares outstanding)

	For the year ended December 31,
	2006		2007		2008		(Millions of U.S. dollars except for earnings per share)
Operating revenues:
Services:
Air time	Ps.	74,385,210	Ps.	87,522,245	Ps.	99,258,566	USD	7,332
Interconnection		40,700,953		58,554,255		60,371,865		4,459
Monthly rent		40,683,385		59,551,717		66,805,611		4,935
Long-distance		16,465,433		20,348,067		20,624,128		1,523
Value added services and other services		30,495,814		40,359,659		51,089,479		3,774
Sales of handsets and accessories		40,274,070		45,243,819		47,505,259		3,509

		243,004,865		311,579,762		345,654,908		25,532

Operating costs and expenses:
Cost of sales and services		113,444,561		132,373,998		146,025,037		10,786
Commercial, administrative and general expenses		40,642,325		53,605,408		62,316,415		4,603
Depreciation and amortization (Notes 8 and 9) (includes Ps. 20,266,970, Ps. 29,389,162 and Ps. 30,047,363 for the years ended December 31, 2006, 2007 and 2008, respectively, not included in cost of sales and services)		27,883,799		40,406,018		41,767,309		3,084

		181,970,685		226,385,424		250,108,761		18,474

Operating income		61,034,180		85,194,338		95,546,147		7,057

Other income (expenses), net		483,671		(3,712,874)		(2,326,959)		(172)
Comprehensive result of financing:
Interest income		4,669,081		2,960,265		2,414,390		178
Interest expense		(9,457,545)		(7,696,967)		(8,950,562)		(661)
Exchange gain (loss), net		2,321,238		2,463,442		(13,686,423)		(1,011)
Monetary gain, net (Note 2 f)		3,848,095		5,038,406		—		—
Other financing (cost) income, net		(1,408,889)		(3,152,631)		6,357,722		470

		(28,020)		(387,485)		(13,864,873)		(1,024)

Equity interest in net income of affiliates		37,778		57,621		109,416		8

Income before taxes on profits		61,527,609		81,151,600		79,463,731		5,869
Taxes on profits (Note 19)		17,018,144		22,454,267		19,888,337		1,469

Net income		$44,509,465		$58,697,333		$59,575,394	USD	4,400

Distribution of the net income:
Majority interest	Ps.	44,421,948	Ps.	58,587,511	Ps.	59,485,502	USD	4,393
Non-controlling interest		87,517		109,822		89,892		(7)

Net income		$44,509,465		$58,697,333		$59,575,394	USD	4,400

Weighted average number of common shares outstanding (in millions)		35,459		35,149		34,220		34,220

Earnings per share		$1.25		$1.67		$1.74	USD	0.13

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2006, 2007 and 2008

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings				Other accumulated comprehensive income items		Majority shareholders’ equity		Non-controlling interest		Comprehensive income		Total shareholders’ equity
					Unappropriated		Total
Balance at December 31, 2005 (Note 18)		36,565,022		482,925		56,672,624		57,155,549		(16,915,206)		76,805,365		1,103,566				77,908,931
Non-controlling interest related to current year acquisitions						(1,426,031)		(1,426,031)				(1,426,031)		(435,454)				(1,861,485)
Dividends declared at Ps. 0.06 per share (historical)						(2,289,219)		(2,289,219)				(2,289,219)						(2,289,219)
Repurchase of shares		(9,624)				(7,789,304)		(7,789,304)				(7,798,928)						(7,798,928)
Comprehensive income:
Net income for the period						44,421,948		44,421,948				44,421,948		87,517	Ps.	44,509,465		44,509,465
Other comprehensive income items:
Effect of translation of foreign entities										1,334,009		1,334,009		(60,703)		1,273,306		1,273,306
Result from holding non-monetary assets, net of deferred taxes										1,591,201		1,591,201		(10,789)		1,580,412		1,580,412
Current-year valuation effect of swaps										53,138		53,138				53,138		53,138
Current-year valuation effect of available-for-sale securities										371,183		371,183				371,183		371,183

Comprehensive income for the year															Ps.	47,787,504

Balance at December 31, 2006 (Note 18)		36,555,398		482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest related to current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends declared at Ps. 0.20 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the period						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 18)	Ps.	36,552,039	Ps.	482,925	Ps.	93,190,309	Ps.	93,673,234	Ps.	(4,001,203)	Ps.	126,224,070	Ps.	633,700			Ps.	126,857,770

Effect of adopting Mexican FRS B-10, net of deferred taxes						(13,771,039)		(13,771,039)		13,771,039
Dividends declared at Ps. 0.26 per share (historical)						(8,904,997)		(8,904,997)				(8,904,997)						(8,904,997)
Repurchase of shares		(19,558)				(41,736,011)		(41,736,011)				(41,755,569)						(41,755,569)
Comprehensive income:
Net income for the period						59,485,502		59,485,502				59,485,502		89,892	Ps.	59,575,394		59,575,394
Other comprehensive income items:
Effect of translation of foreign entities										9,219,061		9,219,061		(67,110)		9,151,951		9,151,951

Comprehensive income for the year															Ps.	68,727,345

Balance at December 31, 2008 (Note 18)	Ps.	36,532,481	Ps.	482,925	Ps.	88,263,764	Ps.	88,746,689	Ps.	18,988,897	Ps.	144,268,067	Ps.	656,482			Ps.	144,924,549

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos)

	For the years ended December 31,
	2006		2007
Operating activities
Net income before non-controlling interest	Ps.	44,509,465	Ps.	58,697,333
Add (deduct) items not requiring the use of resources:
Depreciation		19,774,627		31,162,660
Amortization		6,578,796		7,670,961
Amortization of loss on sale and leaseback		1,530,376		1,572,397
Deferred income tax and deferred employee profit sharing		50,090		4,659,365
Other income, net		(1,327,293)
Loss on marketable securities		1,375,713		1,384,418
Equity interest in net income of affiliates		(37,778)		(57,621)
Net cost of labor obligations		3,323		456,095

		72,457,319		105,545,608
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(8,919,954)		(4,265,886)
Inventories		(6,086,062)		(896,364)
Other assets		(3,431,146)		(943,209)
(Decrease) increase in:
Accounts payable and accrued liabilities		4,145,927		10,136,210
Related parties		1,294,328		(991,389)
Financial instruments		(944,318)		(740,769)
Deferred revenues and credits		2,191,527		36,809
Taxes payable		15,904,307		(8,800,706)
Marketable securities		(1,524,506)		1,499,381

Resources provided by operating activities		75,087,422		100,579,685

Financing activities
New loans		66,796,720		33,287,331
Repayment of loans		(38,975,741)		(46,008,892)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,091,374)		(4,161,387)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(7,798,928)		(12,856,438)
Dividend declared		(2,289,219)		(42,127,537)

Resources provided by (used in) financing activities		14,641,458		(71,866,923)

Investing activities
Investment in plant, property and equipment		(47,457,471)		(38,854,801)
Investment in subsidiaries and affiliates		(15,002,133)		42,130
Instruments available for sale				(789,100)
Minority interest		(506,945)		(160,259)
Acquisitions, net of cash acquired		4,249,986		(19,464,035)
Investments in trademarks		(214,203)		26,811
Investment in licenses		(636,033)		(499,145)

Resources used in investing activities		(59,566,799)		(59,698,399)
Net increase (decrease) in cash and cash equivalents		30,162,081		(30,985,637)

Cash and cash equivalents at beginning of year		12,795,675		42,957,756

Cash and cash equivalents at end of year	Ps.	42,957,756	Ps.	11,972,119

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2008		2008 (millions of U.S. dollars)
Operating activities
Income before taxes on profits	Ps.	79,463,731	USD	5,869
Items not requiring the use of cash:
Depreciation		32,677,429		2,413
Amortization of intangible assets		7,471,679		552
Amortization of loss on sale and leaseback		1,618,201		119
Impairment in the value of long-lived assets		739,853		54
Equity interest in net income of affiliates		(109,416)		(8)
Loss on sale of fixed assets		141,278		10
Net period cost of labor obligations		734,636		54
Exchange loss, net		11,979,839		885
Accrued interest receivable		(2,241,926)		(166)
Accrued interest payable		8,950,562		661
Other financing expenses, net		(2,605,594)		(192)
Cost of sale of financial instruments		(46,014)		(3)
Changes in operating assets and liabilities:
Financial instruments		65,800		5
Accounts receivable		(5,299,903)		(391)
Interest collected		2,241,926		166
Prepaid expenses		(888,241)		(66)
Related parties		(14,719)		(1)
Inventories		(9,361,512)		(691)
Other assets		(143,908)		(11)
Accounts payable and accrued liabilities		(13,888,254)		(1,026)
Taxes paid		(21,702,646)		(1,603)
Employee profit sharing paid		(672,457)		(50)
Financial instruments		(2,156,946)		(159)
Deferred revenues		1,001,969		74
Labor obligations		(491,359)		(36)

Net cash flows provided by operating activities		87,464,008		6,459

Investing activities
Acquisition of plant, property and equipment		(26,943,957)		(1,990)
Acquisition of licenses		(13,736,502)		(1,015)
Fixed asset sales		75,538		6
Business acquisitions, net of cash		(479,090)		(35)

Net cash flows used in investing activities		(41,084,011)		(3,034)

Net cash flows before financing activities		46,379,997		3,425

Financing activities
Loans obtained		61,810,010		4,565
Repayment of loans		(41,487,985)		(3,064)
Interests paid		(8,105,142)		(598)
Repurchase of shares		(41,632,608)		(3,075)
Payment of dividends		(8,815,570)		(651)

Net cash flows used in financing activities		(38,231,295)		(2,823)

Net increase in cash and cash equivalents		8,148,702		602

Adjustment to cash flow for exchange rate differences		1,971,318		146
Cash and cash equivalents at beginning of the period		11,972,119		884

Cash and cash equivalents at end of the period	Ps.	22,092,139	USD	1,632

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos,

and thousands of U.S. dollars, except when indicated otherwise)

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

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire on various dates between the years 2009 and 2046.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the infrastructure in operation (except for Guatemala and El Salvador).

Merger

At an extraordinary meeting held on December 13, 2006, the stockholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) into América Móvil (see Note 3 for additional information).

Before the merger, AMTEL held a 66.66% equity interest in América Móvil’s voting shares and 40.74% of the Company’s total shares.

Equity investments in subsidiaries and affiliated companies

At December 31, 2007 and 2008, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

Company	Country	% equity interest at December 31
		2007	2008
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc.(1)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (Delaware)	U.S.A.	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.3%
Claro, S.A. (formerly BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.2%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%
Estesa Holding Corp.(1)	Panama	—	100.0%
Cablenet, S.A.(1)	Nicaragua	—	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa)(1)	Nicaragua	—	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
AMX Santa Lucía, Inc.(1)(2)	Santa Lucia	100.0%	99.4%
Oceanic Digital Jamaica, Ltd.(1)(2)	Jamaica	100.0%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A.(3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V.(3)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V.(3)	Mexico	100.0%	100.0%
AMX Paraguay, S.A.(3)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.	Peru	100.0%	100.0%
Claro Panamá, S.A.	Panama	—	100.0%
Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%

1.	Companies acquired in 2007 and 2008 (see Note 10).
2.	On November 28, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in AMX Santa Lucia, Inc. to Comunicación Celular, S.A. As a result, the Company’s equity interest in AMX Santa Lucía, Inc. and Oceanic Digital Jamaica, Ltd. decreased from 100% to 99.4% in both companies.
3.	On December 29, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in Wellington Gardens, S.A. de C.V. and Widcombe, S.A. de C.V. to AMX Argentina, S.A. As a result, AMX Argentina, S.A. now indirectly holds 100% of the shares of AMX Paraguay, S.A.

The subsidiaries mentioned above provide mobile telephony services. In addition to mobile telephony services, Telgua, CTE, Enitel, Estesa, Dominicana and Puerto Rico provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On April 20, 2009, América Móvil’s General Director, Legal Director and Finance Director authorized the issuance of the accompanying consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and these notes at December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008. The accompanying consolidated financial statements which consist of those Mexican FRs consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 22 and 23, were authorized for issuance herein by América Móvil´s Chief Executive Officer, General Counsel and Chief Financial Officer on June 23, 2009.

2.	Summary of Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries. The financial statements of the subsidiaries have been prepared for the same accounting period and follow the same accounting principals as those of the Company. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain foreign subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence are accounted for using the equity method, which basically consists of recognizing América Móvil’s proportional share in the net income or loss and the shareholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in the Company’s consolidated financial statements as of the month following their acquisition.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 54%, 59% and 61% of the Company’s total operating revenues for 2006, 2007 and 2008, respectively, and approximately 75% of the Company’s total assets at December 31, 2007 and 2008, are either consolidated or accounted for based on the equity method, as the case may be, after their financial statements have first been adjusted to conform to Mexican Financial Reporting Standards in the corresponding functional currency and have then been translated to the reporting currency.

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As mention in Note 2 z2), the Company adopted the new B-15 in 2008 and as of 2008, the financial statements as reported by the foreign subsidiaries and affiliates are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i)	all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii)	all non-monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

iii)	shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv)	revenues, costs and expenses are translated using the average exchange rate;

v)	translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under Other accumulated comprehensive income items; and

vi)	the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange rate differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant monetary values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i)	all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii)	shareholders equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii)	income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv)	exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v)	translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under Other accumulated comprehensive income items.

Translation differences resulting from the conversion process were recognized in shareholders’ equity, in the caption Effect of translation of foreign entities, within Other comprehensive income items. For the years ended December 31, 2006, 2007 and 2008, the gain on translation was Ps. 1,273,306, Ps. 10,001,762 and Ps. 12,044,547, respectively.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as “items not requiring the use of resources” in the statement of changes in financial position.

b) Revenue recognition

Revenues are recognized at the time services are provided and when the probability of their collection is reasonably assured. Mobile telecommunications services are provided either under prepaid (calling cards), or post payment (agreement) plans, or both. In all cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

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

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have return right and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the price of the phone.

Telgua, ENITEL, CTE, Dominicana and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of the customer.

The Company usually does not charge activation fees for its mobile telephony services; however, in certain regions, depending on the particular market, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in the statements of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

Cellular equipment and accessories inventories are valued at their cost of acquisition using the average-cost method.

d) Network interconnection costs, long distance costs and rent paid for use of infrastructure

These costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links, ports and measured usage), as well as the message exchange between operators, all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s network.

Loyalty and sales volumes commissions are accrued on a monthly basis based on statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain so for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate in Mexico over the past three years was 11.56%.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 2006 and 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current pesos in 2008 due to the additions made during the year.

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders’ equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, which was Ps. 19,327, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, the Ps. 14,562,294 balance of this item is included in shareholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was unpractical to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 net of Ps. 771,928 of deferred taxes, was reclassified to retained earnings.

The net monetary position gain shown in the 2006 and 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Comprehensive result of financing.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

h) Investments in financial instruments

Investments in financial instruments have been classified either as marketable securities or available-for-sale. All investments are represented by equity securities and are recognized at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in shareholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available-for-sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the years ended December 31, 2006 and 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,375,713 and Ps. 1,362,900, respectively, in the statements of income. There were no impairment losses in 2008.

During the years ended December 31, 2006, 2007 and 2008, there were no transfers between categories of financial assets.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts for its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on past write-off experience and on the aging of accounts receivable balances, as well as management’s estimates as to when dispute proceedings with operators will be resolved.

Collection policies and procedures vary by the type of credit extended, the payment history of customers and the age of the unpaid calls.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, as valued using the average-cost method and through December 31, 2007, inventories were restated to constant Mexican pesos (considering inventory turnover). The stated value of inventories is not in excess of net realizable value.

k) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition price and the fair value of the net assets acquired at acquisition date.

Goodwill is recorded initially at acquisition cost and up to December 31, 2007 was restated using adjustment factors derived from the NCPI. Goodwill is no longer amortized, but rather is subject to annual impairment valuations at the end of each year, or during the year if there are indications of impairment.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. The Company determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

For the years ended December 31, 2006 and 2007, there were no impairment losses recognized by the Company.

For the year ended December 31, 2008, the Company recognized a loss of Ps. 527,770 from impairment in the value of goodwill. Such loss was included in the statement of income as part of the caption Other income (expenses), net. This impairment was originated for its subsidiary in Honduras.

l) Telephone plant, property and equipment

As of 2008, purchases of plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors), while plant, property and equipment of domestic origin were restated based on the NCPI.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put to use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Result of Financing, establishing that entities must capitalize comprehensive financing cost (CFC), which corresponds to net interest expense, exchange differences, the monetary position result and other financial costs related to the acquisition of the telephone plant.

The Comprehensive result of financing incurred during the building and installation period are capitalized and were restated up to December 31, 2007 using the NCPI. Through December 31, 2006, the Company did not capitalize the CRF. The net effect of the capitalization of CRF in 2007 was an increase in net income in 2007 of Ps. 1,158,576 (Ps. 834,175 net of taxes).

The value of plant, property and equipment is reviewed on an annual basis. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. The write-off amounted to Ps. 2,735,000 and has been included as a component of the caption Other expenses, net in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 8).

At December 31, 2008, the Company recognized a loss of Ps. 113,422 from impairment in the value of the telephone plant shown in the consolidated balance sheet. Such loss was included in the statement of operations as part of the caption Other income, net.

At December 31, 2006 there were no impairment losses recognized by the Company.

m) Licenses and trademarks

As of 2008, the Company records licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are being amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the usage period of each license.

Trademarks are recorded at their values in use at the date acquired, considering the report of independent appraisers, and are amortized using the straight-line method over a ten-year period.

The carrying values of intangible assets with defined useful lives are reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years ended December 31, 2006 and 2007, the Company recorded no loss from impairment in its intangible assets.

At December 31, 2008, the Company recognized a loss of Ps. 98,661 from impairment in the value of licenses shown in the consolidated balance sheet. Such loss was included in the statement of income as part of the caption Other income (expenses), net. This impairment was originated for its subsidiary in Honduras.

n) Leases

– Sale and leaseback

The Company entered into sales and leaseback agreements that meet the conditions for consideration as financial leases. Such agreements give rise to losses derived from the difference between the asset’s sale price and its value in books that result in the recognition of deferred charges that are being amortized based on the remaining useful life of the related assets at the time of sale.

– Operating leases

Rent paid under operating leases is recognized in results of operations as it accrues.

– Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is basically the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

o) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive financing costs during the construction stage.

See Note 15 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from past events, (ii) when it is probable the obligation will most likely give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is material, the amount of the reserve is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the reserve is recognized as financial expense.

Reserves for contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

In Radiomóvil Dipsa, S.A. de C.V. and in Telecomunicaciones de Puerto Rico, S.A., there are defined benefit pension plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies using the projected unit-credit method.

In Ecuador, the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican Bulletin D-3, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

Seniority premiums are paid to personnel as required by Mexican labor law. Also under Mexican labor law, the Company is liable for certain benefits accruing to workers who leave or are dismissed in certain circumstances.

The Company recognizes annually the cost for pension benefits, seniority premiums and termination payments based on independent actuarial computations applying the projected unit-credit method, using real rates (financial hypotheses net of inflation). The latest actuarial computation date was prepared as of November 2008.

In conformity with the labor laws of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for companies. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable laws.

Such contributions are made to bodies designated by each government and are recorded in results of operations as direct labor benefits as they are incurred or when the contribution is made.

Effective January 1, 2008, the Company adopted Mexican FRS D-3, Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. The adoption of Mexican FRS D-3, did not have an effect on the Company’s financial position or results of operation.

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current-year employee profit sharing is presented under the caption Commercial, administrative and general expenses in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the book and tax values of virtually all assets and liabilities. Amounts were not significant.

Through December 31, 2007, deferred employee profit sharing was determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there was no indication that the related liability or asset would not be realized in the future.

s) Taxes on profits

Current year taxes on profits are shown as a short-term liability, net of prepayments made during the year.

Beginning January 1, 2008, deferred taxes on profits are recognized using the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on virtually all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate, as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

Through December 31, 2007, the method mentioned in the preceding paragraph was applied only to temporary differences between the values of all assets and liabilities for financial and tax reporting purposes.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Effective January 1, 2008, asset tax paid in excess of income tax is treated as a tax credit, while through December 31, 2007, asset tax was recorded as part of deferred income tax. In both cases, an evaluation of its future realization is performed.

t) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2006, 2007 and 2008, advertising expenses aggregated Ps. 5,408,146, Ps. 7,175,663 and Ps. 8,520,506, respectively.

u) Comprehensive income

Comprehensive income consists of the net income for the year plus the following items that are reflected directly in shareholders’ equity: the effect of translation of financial statements of foreign entities, amounts relating to non-controlling interest, the effect of current year deferred taxes, and other items different from net income.

At December 31, 2007 and 2008, an analysis of accumulated other comprehensive income items is as follows:

	2007		2008
Net monetary position gain upon adoption of B-10	Ps.	19,327
Effect of translation of foreign entities		9,769,836		21,814,383
Result from holding non-monetary assets		(14,562,294)
Deferred taxes		771,928		(2,825,486)

	Ps.	(4,001,203)	Ps.	18,988,897

v) Earnings per share

The Company determined earnings per share by dividing net majority income by the average weighted number of shares issued and outstanding during the period. In determining the average weighted number of shares issued and outstanding, shares acquired by repurchase have been excluded.

As a result of the merger mentioned in Note 3, all information relative to shares and earnings per share has been retroactively adjusted to recognize the net cancellation of shares mentioned in the note.

w) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

x) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, financial leases and accounts payable. The Company has other financial assets, such as accounts receivable and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10 % change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with its contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. To reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company relies on several key suppliers. Approximately 34%, 21% and 32% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2006, 2007 and 2008, respectively, represented services rendered by one supplier; approximately 63%, 75%, and 70%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 81%, 58% and 54%, respectively, of telephone plant purchases were made from two suppliers. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

y) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes swaps and forwards to fix exchange rates to the liabilities being hedged; however, since the Company has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

z) Statement of income presentation

Costs and expenses in the Company’s income statement are presented on a combined basis between their nature and function, which allows operating income levels to be shown, since such classification allows the captions to be compared with other companies in the Telecommunications industry.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other income (expenses), net. This presentation is comparable to the one used in the financial statements at and for the years ended December 31, 2006 and 2007.

z.1) Operating segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

z.2) New accounting pronouncements in force as of 2008

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the year ended December 31, 2008 was prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position for the years ended December 31, 2007 and 2006.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10 superceded Mexican accounting Bulletin B-10, Accounting Recognition for the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments that will be the basis on which to determine whether or not entities must recognize the effects of inflation on their financial information: i) inflationary, when cumulative inflation in the preceding three fiscal years is equal to or greater than 26%; and ii) non-inflationary, when cumulative inflation for the preceding three fiscal years is less than the aforementioned 26%. This standard requires that the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment. Mexican FRS B-10 abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories. Consequently, the result from holding non-monetary assets included in the excess (deficit) from the restatement of shareholders’ equity must be identified with the assets giving rise to them. When it is not practical to identify such assets, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 is reclassified to retained earnings.

The effect of the reclassification of the result from holding non-monetary assets as a result of the adoption of this new standard is disclosed in Note 2 paragraph f.

Mexican FRS B-15, Foreign Currency Translation

Mexican FRS B-15 replaced the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, incorporating the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency.

The application of Mexican FRS B-15 is prospective; therefore, the financial statements from prior years have not been modified. The effect of adopting Mexican FRS B-15 was not significant.

Mexican FRS D-3, Employee Benefits

Mexican FRS D-3, Employee Benefits, replaced Mexican accounting Bulleting D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they are incurred; ii) elimination of the recognition of the additional minimum pension liability and resulting recognition of an other intangible asset and comprehensive income item.

The scope of this standard includes the accounting treatment of employee profit sharing and requires the use of the asset and liability method in the computation of deferred taxes on profits to determine the deferred employee profit sharing asset or liability, as well as its effect on results of operations. This standard also establishes that the initial effect of recognizing deferred employee profit sharing is to be presented as an adjustment to retained earnings, unless it is related to other comprehensive income items not yet reclassified to income. Current-year and deferred employee profit sharing are recognized as an ordinary expense in the statement of income. The effect of adopting Mexican FRS D-3 was not a significant effect in the Company’s results of operations.

Mexican FRS D-4, Taxes on Profits

This standard replaced Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and eliminates the concept of permanent differences, since the asset and liability method established in this FRS requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary. Under this standard, the cumulative effect of adopting the previous Mexican accounting Bulletin D-4 is to be reclassified to retained earnings unless it is identified with other comprehensive income items in shareholders’ equity not yet reclassified to income.

The adoption of Mexican FRS D-4 resulted in the recognition of deferred taxes on the foreign currency translation effect for the years ended December 31, 2008, in the amount of Ps. 2,825,486, which was included as part of other accumulated comprehensive income items in stockholders’ equity.

Following is a discussion of the new accounting pronouncements that became effective on January 1, 2009, and that could affect the Company’s accounting policies:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which came into force for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaced Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this standard: (i) requires that the total net assets acquired and consideration paid to be valued at fair value; and (ii) requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity. As a result of this change, it was clarified that goodwill must be determined for both the controlling (majority) interest and the non-controlling (minority) interest, the latter of which must be valued at fair value.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

Mexican FRS B-7 also establishes standards for the recognition of reacquired intangible assets, contingent liabilities, contingent consideration and termination payment assets resulting from business combinations.

Finally, Mexican FRS B-7 also clarifies that the recognition of push-down adjustments to the financial statements of the acquired entity is not applicable in Mexico and provides no transitory guidance in this regard.

The Company has not yet quantified the impact that the adoption of this new standard will have on its consolidated financial statements.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

The most important amendments, changes or additions to this standard are as follows:

a) Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

b) this standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

c) Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting rules.

d) This standard includes guidelines for the accounting treatment of special purpose entities. Mexican FRS B-8 establishes that specific purpose entities over which the company exercises control must be consolidated, irrespective of their business purpose or line of business.

e) Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders’ equity.

f) As in Mexican FRS B-7, this standard establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary.

The Company has not yet quantified the impact that the adoption of this new standard will have on its consolidated financial statements.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which becomes effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in associated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control or joint control or exercise significant influence.

The most important amendments, changes or additions to this standard are as follows:

a) Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of special purpose entities (SPE).

b) In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in associated companies or an equity interest in a SPE over which the reporting entity exercises significant influence must be initially recognized at fair value and subsequently by applying the equity method. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

c) This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

d) Lastly, this standard establishes that the investment in the affiliated company must be tested for impairment when indications of impairment exists and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity income of unconsolidated subsidiaries and affiliates.

The Company has not yet quantified the impact that the adoption of this new standard will have on its consolidated financial statements.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 will replace Mexican accounting Bulletin C-8, Intangible Assets and will become effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange.

The Company has not yet quantified the impact that the adoption of this new standard will have on its consolidated financial statements.

zz.1) Reclassifications

Certain captions shown in the 2006 and 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements.

	As originally issued 2007	Reclassification	As reclassified 2007
Assets
Other current assets, net(1)	3,153,785	(1,647,361)	1,506,424
Other non-current assets, net(1)	8,835,255	1,647,361	10,482,616
Statement of income
Depreciation and amortization(2)	40,818,281	(412,263)	40,406,018
Commercial, administrative and general expenses(2)	53,193,145	412,263	53,605,408
Depreciation and amortization(3)	28,148,569	(264,770)	27,883,799
Commercial, administrative and general expenses(3)	40,377,555	264,770	40,642,325

(1)	Reclassification of leaseback sale
(2)	Reclassification of amortization of prepaid expenses 2007
(3)	Reclassification of amortization of prepaid expenses 2006

zz.2) Convenience translation

U.S. dollar amounts as of December 31, 2008 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos as of December 31, 2008, divided by an exchange rate of Ps. 13.54 per dollar, which is the December 31, 2008 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3.	Merger

At an extraordinary meeting held on December 13, 2006, the shareholders agreed to merge América Telecom, S.A.B. de C.V. (“AMTEL”) and Corporativo Empresarial, S.A. de C.V. (“Corporativo”) (disappearing companies) into América Móvil (surviving company).

Prior to the merger, the principal business strategy of AMTEL and Corporativo was to hold equity interest in América Móvil.

Derived from the merger, (i) the shareholders of AMTEL received 4.07128 shares of América Móvil for each of their shares (prior to the merger, AMTEL held 14,630,000,000 shares of América Móvil); (ii) América Móvil cancelled, on a net basis, 603,143,698 Series “L” shares and issued 14,026,856,302 shares of the corresponding series.

The shareholders of AMTEL, at their request and subject to not exceeding the limits corresponding to each series of shares and to the holding restrictions contained in América Móvil’s bylaws, received shares of América Móvil on a proportional basis (see Note 18).

4.	Investments in Financial Instruments

An analysis of the Company’s investments in financial instruments at December 31, 2007 is as follows:

	2007
	Cost		Fair value
Shares	Ps.	52,372	Ps.	49,931

a) At December 31, 2007, the net unrealized loss on for-trading securities was Ps. 2,441. The net realized gain was Ps. 15,214, Ps. 29,604 and Ps. 19,786 for the years ended December 31, 2006, 2007 and 2008, respectively. All such valuation results are recognized in results of operations.

b) As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2006 and 2007, the Company recorded an other than temporary loss of Ps. 1,375,713 and Ps. 1,362,900, respectively, in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

5.	Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2007		2008
Subscribers	Ps.	22,724,331	Ps.	24,815,416
Distributors		11,341,424		10,233,726
Cellular operators for interconnections and other connections including interconnection under the “Calling Party Pays” program		7,961,177		9,713,659
Recoverable taxes		6,656,109		9,967,980
Sundry debtors		2,117,730		3,465,030

		50,800,771		58,195,811
Less: Allowance for doubtful accounts of customers and distributors		(6,044,433)		(5,425,135)

Net	Ps.	44,756,338	Ps.	52,770,676

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008
Balance at the beginning of the period	Ps.	(4,042,952)	Ps.	(4,324,981)	Ps.	(6,044,433)
Increase through charge to expenses		(2,908,572)		(4,642,250)		(5,676,033)
Applications to the allowance		2,961,258		3,192,832		6,950,478
Effect of inflation		(156,325)
Effect of translation		(178,390)		(270,034)		(655,147)

Balance at the end of the period	Ps.	(4,324,981)	Ps.	(6,044,433)	Ps.	(5,425,135)

c) In 2006, Enitel sold, without recourse, its fully reserved bad debt portfolio to unrelated parties for Ps. 1,749.

In December 2008, Amx Argentina (subsidiary) also sold, without recourse, its bad debt portfolio to unrelated parties for Ps. 1,800.

6.	Inventories

An analysis of inventories at December 31, 2007 and 2008 is as follows:

	December 31
	2007		2008
Cellular telephones, accessories, cards and others	Ps.	22,193,767	Ps.	33,035,047
Less:
Reserve for obsolete and slow-moving inventories		(1,133,737)		(1,229,905)

Total	Ps.	21,060,030	Ps.	31,805,142

7.	Other Assets

a) An analysis of this caption at December 31, 2007 and 2008 is as follows:

	December 31
	2007		2008
Current assets:
Prepaid expenses (including advertising, insurance and maintenance)		1,345,239		2,353,677
Other		161,185		286,235

	Ps.	1,506,424	Ps.	2,639,912

Non-current assets:
Recoverable taxes	Ps.	1,189,069	Ps.	1,082,370
Sale and leaseback of the telephone plant		6,512,669		5,706,564
Advances to related parties for use of fiber optic		1,029,529		748,701
Prepaid expenses		1,751,349		1,643,352

Total	Ps.	10,482,616	Ps.	9,180,987

From January 2003 to December 2007, the Company sold part of its telephone plant to unrelated parties for Ps. 6,793,053 million and then again leased the plant under financial leaseback agreements. Such assets are being amortized based on the remaining useful lives of the assets at the time of sale.

During 2008, the Company sold part of its telephone plant to unrelated parties for Ps. 1,082,538 and then again leased the plant under financial leaseback agreements. Such assets are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 2,132,326, Ps. 2,706,612 and Ps. 1,618,201, respectively.

8.	Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2007 and 2008 is as follows:

	December 31,
	2007		2008
Telephone plant and equipment	Ps.	259,846,353	Ps.	320,141,371
Land and buildings		16,218,421		21,148,304
Other assets		31,130,595		39,713,303

		307,195,369		381,002,978
Less: Accumulated depreciation		(161,588,087)		(204,323,681)

Net		145,607,282		176,679,297
Construction in progress and advances to equipment suppliers		19,740,478		30,361,241
Inventories, primarily for use in the construction of the telephone plant		1,736,146		2,856,282

Total	Ps.	167,083,906	Ps.	209,896,820

b) At December 31, 2007 and 2008, plant, property and equipment include the following assets held under capital leases:

	2007		2008
Assets under capital leases	Ps.	6,793,053	Ps.	3,046,236
Accumulated depreciation		(3,136,116)		(1,254,925)

	Ps.	3,656,937	Ps.	1,791,311

c) Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was Ps. 19,774,627, Ps. 31,162,660 and Ps. 32,677,429, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarly in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796 million increase in depreciation for 2007. In 2008 the Company did not change the estimated useful live of its telephone plant.

e) The most relevant information used in determining the capitalizable comprehensive financing cost is as follows:

	2007		2008
Amounts invested during the year in the acquisition of qualifying assets	Ps.	21,103,165	Ps.	30,700,024
Capitalized comprehensive financing cost		1,158,576		7,053,951
Capitalization rate		5.8%		23%

This amount is amortized over a period of seven years, which is the estimated useful life of the plant.

f) An analysis of the comprehensive financing cost to capitalized accounts for the year is as follows:

	December 31
	2007		2008
Total comprehensive financing cost accrued	Ps.	(1,546,061)	Ps.	(20,918,824)
Capitalized amount		1,158,576		7,053,951

Total comprehensive financing cost	Ps.	(387,485)	Ps.	(13,864,873)

9.	Intangible Assets

An analysis of intangible assets at December 31, 2007 and 2008 is as follows:

	December 31, 2007
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	35,798,989	Ps.	2,089,815					Ps.	37,888,804
Effect of translation		16,491,301					Ps.	5,468,598		21,959,899
Accumulated amortization		(17,585,259)			Ps.	(5,699,140)				(23,284,399)

Net	Ps.	34,705,031	Ps.	2,089,815	Ps.	(5,699,140)	Ps.	5,468,598	Ps.	36,564,304

Trademarks	Ps.	10,419,154	Ps.	397,597					Ps.	10,816,751
Effect of translation		(716,031)					Ps.	(92,814)		(808,845)
Accumulated amortization		(3,569,146)			Ps.	(837,606)				(4,406,752)

Net	Ps.	6,133,977	Ps.	397,597	Ps.	(837,606)	Ps.	(92,814)	Ps.	5,601,154

Goodwill	Ps.	30,292,697	Ps.	17,649,528					Ps.	47,942,225
Effect of translation		2,179,498					Ps.	366,925		2,546,423
Accumulated amortization		(5,763,776)								(5,763,776)

Net	Ps.	26,708,419	Ps.	17,649,528			Ps.	366,925	Ps.	44,724,872

	December 31, 2008
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	37,888,804	Ps.	13,736,514					Ps.	51,625,318
Effect of translation		21,959,899					Ps.	(528,923)		21,430,976
Accumulated amortization		(23,284,399)			Ps.	(6,574,249)				(29,858,648)
Impairment of the year						(98,661)				(98,661)

Net	Ps.	36,564,304	Ps.	13,736,514	Ps.	(6,672,910)	Ps.	(528,923)	Ps.	43,098,985

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(808,845)					Ps.	306,815		(502,030)
Accumulated amortization		(4,406,752)			Ps.	(897,430)				(5,304,182)

Net	Ps.	5,601,154			Ps.	(897,430)	Ps.	306,815	Ps.	5,010,539

Goodwill	Ps.	47,942,225	Ps.	452,302					Ps.	48,394,527
Effect of translation		2,546,423					Ps.	46,877		2,593,300
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year					Ps.	(527,770)				(527,770)

Net	Ps.	44,724,872	Ps.	452,302	Ps.	(527,770)	Ps.	46,877	Ps.	44,696,281

a) A description of the principal changes in the caption licenses at December 31, 2007 and 2008 is as follows:

For the year ended December 31, 2008:

In May 2008, the Company announced that Conecel had been notified by the Consejo Nacional de Telecomunicaciones de Ecuador that it had accepted Conecel’s proposal regarding the terms and payments for the new license. Conecel made an initial fixed payment of USD 289 million (Ps. 4,003,439) to the Ecuadorian government for the new 15-year concession and will subsequently make variable payments determined at 3.93% of the gross concession income of each year will be expensed as incurred.

On May 7, 2008, the Company was awarded the bid to provide mobile voice services as well as data and video transmission services (PCS) in Panama. The license obtained by its subsidiary in Panama, Claro Panamá, S.A., grants the right to use and exploit 30 MHz in the 1900 MHz band over a period of 20 years. The amount paid by the Company for such license was USD 86 million (Ps. 895,626).

The Company acquired a license to operate 20 MHz of additional spectrum in five regions in Brazil and 30 MHZ of additional spectrum in six regions in such country. The amount paid by the Company in April 2008 for these new rights aggregated Ps. 8,830,124 (approximately 1.4 billion Brazilian reais).

For the year ended December 31, 2007:

In March 2007, the Company acquired the shares of Telecomunicaciones de Puerto Rico, Inc. (see Note 10.I).

– In September 2007, the Company was ceded the rights to exploit the 1,895 and 1,970 MHZ radio spectrum frequency F sub-bands to operate and provide cellular telephony services in El Salvador. The amount paid by the Company for such licenses was Ps. 177,269.

– In September 2007, the Company acquired a B band license for frequencies between 835 and 894 MHZ to operate and provide cellular telephony services in Peru. The amount paid by the Company for such licenses was Ps. 251,965.

b) License amortization and trademark amortization expense for the year ended December 31, 2006 was Ps. 5,072,797 and Ps. 904,049, respectively.

c) As a result of certain acquisitions, in 2006 and 2007, the Company also acquired customer-related intangible assets for Ps. 840,671 and Ps. 685,679, respectively. These intangible assets are amortized based on their estimated useful lives, which are 5 years.

10.     Investments in Affiliates and Others

An analysis of this caption at December 31, 2007 and 2008 is as follows:

	2007		2008
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps.	527,524	Ps.	721,044
Other investments		62,091		68,568

Total	Ps.	589,615	Ps.	789,612

I.    Investments in subsidiaries

During 2006, 2007 and 2008, the Company made a number of investments in subsidiaries.

The Company considered appraisals from independent experts to determine the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2008 Acquisitions

Estesa Holding
Current assets	Ps.44,224
Fixed assets	147,627
Other assets	1,612
Less:
Total liabilities	160,559

Fair value of net assets acquired	32,904
% of equity acquired	100%

Net assets acquired	32,904
Amount paid	485,206

Goodwill generated	Ps.452,302

a) In August 2008, the Company acquired 100% of the shares of Entesa Holding Corp., a cable television and broadband platform service provider for homes and businesses in Nicaragua. The amount paid for the acquisition was Ps. 485,206 (USD 47,841). The Company plans to use this acquisition to strengthen its position in the telecommunications market in Central America.

- 2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets		Ps.6,611,161	Ps.	160,850	Ps.	6,772,011
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597				397,597
Customer lists and relationships		840,671		—		840,671
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (USD 1,890 million after net debt assumed, which was approximately Ps. 4,104,288 or USD 370,830).

At the time of acquisition, the Company assumed a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216,851 (USD 934,650).

Telecomunicaciones de Puerto Rico provides telecommunication services, including fixed-line and cellular services in Puerto Rico. Telecomunicaciones de Puerto Rico’s results of operations have been included in the consolidated financial statements as of April 2007. The Company expects the acquisition of Puerto Rico to contribute to the strategy of becoming the leading wireless communication provider in Latin America

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition of 100% of the shares of Oceanic Digital Jamaica, LTD. Oceanic Digital Jamaica provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (USD 73,648) before net cash of Ps. 15,548 (USD 1,431). Oceanic Digital Jamaica Limited’s results of operations have been included in the consolidated financial statements as of December 2007. The Company expects the acquisition of Oceanic Digital Jamaica Limited to contribute to its the strategy of becoming the leading wireless communication provider in Latin America.

- 2006 Acquisitions

a) On December 1, 2006, the Company acquired 100% of the shares of Compañía Dominicana Teléfonos C. por A. from Verizon Communications, Inc., for which the Company paid Ps. 27,557,056 (USD 2,415,000) (USD 2.06 billion before net cash adjustments). Compañía Dominicana provides telecommunication services, including fixed-line and cellular services in the Dominican Republic. The Company expects the acquisition of Dominicana to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

	Compañía Dominicana de Teléfonos C. por A.
Current assets	Ps.	6,650,937
Fixed assets		8,965,886
Trademarks		214,203
Customer lists		685,679
Other assets		296,328
Less:
Total liabilities		2,813,513

Fair value of net assets acquired	Ps.	13,999,520

% of equity acquired		100%

Net assets acquired		13,999,520
Amount paid		27,557,056

Goodwill generated	Ps.	13,557,536

- Other acquisitions

a) In 2006 and 2007, the Company paid Ps. 11,247 and Ps. 53,184, respectively, to acquire minority interests in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 10,590 and Ps. 46,580, respectively, and the difference between the book value and price paid is reflected in shareholders’

equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

b) On October 31, 2006, the Company exercised its option to acquire 1.1% of Telecom América’s capital stock from a non-controlling shareholder, thus increasing its shareholding from 98.9% to 100%. The Company paid Ps. 1,916,630 (USD 172.5 million) for the equity interest that had a book value of Ps. 491,256.

- General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

- Unaudited pro forma financial data

The following consolidated pro forma financial data for the years ended December 31, 2006, 2007 and 2008 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

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

	Unaudited pro forma consolidated for the years ended December 31
	2006		2007
Operating revenues	Ps.	266,221,150	Ps.	315,134,489
Income from continued operations		49,007,976		58,786,349
Net income		49,007,976		58,786,349
Earnings per share (in Mexican pesos)		1.38		1.67

	Unaudited pro forma consolidated for the years ended December 31
	2007		2008
Operating revenues	Ps.	315,415,110	Ps.	345,849,287
Income from continued operations		58,809,925		60,115,083
Net income		58,809,925		60,115,083
Earnings per share (in Mexican pesos)		1.67		1.76

11.    Derivative Financial Instruments

To protect itself against future increases in interest rates for the servicing of its long-term debt of Ps. 116,755,093, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with the same financial institutions from which the Company has obtained unsecured loans. The weighted average interest rate of the swaps is 8.07%. The swap floating rate is the three-month London Interbank Offer Rate (LIBOR) and the swaps come due every three months, coinciding with the payments of interest.

At December 31, 2007 and 2008, the financial instruments contracted by the Company are as follows:

	Amounts in thousands
	2007				2008
Instrument	Notional Amount		Fair value		Notional amount		Fair value
Interest-rate swaps in Mexican pesos	Ps.	2,000,000	Ps.	79,403
Cross currency swaps	USD	1,110,000		(245,223)	USD	610,000	Ps.	(483,916)
Interest-rate swaps and cross-currency swaps	USD	350,000		(133,683)	USD	350,000		2,371,725
Forwards dollar-peso	USD	1,650,000		(17,091)	USD	2,700,000		1,237,405

Total			Ps.	(316,594)			Ps.	3,125,214

With respect to the aforementioned financial instruments, the valuation gain for the years ended December 31, 2006, 2007 and 2008 aggregated Ps. 504,771, Ps. 23,851 and 7,497,200, respectively, and was included in the statement of income as part of comprehensive result of financing in the Other financing cost (income), net caption.

12.    Employee Benefits

The Company’s obligations for post-retirement seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have benefit and defined contribution plans are as follows:

a) Puerto Rico

Pension plan

In accordance with the provisions of the Employee Retirement Income Security Act issued in 1974, all full-time employees are entitled to a pension plan and the contributions to such plan are deductible for income tax purposes.

This pension plan is comprised of two types of payment:

a) Life-long or retirement pension to which employees are entitled to when they have reached a certain number of years of service and that is computed by applying certain percentages to the number of years of service and based on the employee’s salary of the last three years.

b) The payment of an amount that ranges from 9 to 12 months of the employee’s current salary. The number of months (9 to 12) also depends on the years of service.

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans at December 31, 2008 and 2007, are as follows:

	2007				2008
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year					Ps.	15,243,410	Ps.	7,144,994
Effect from acquired entities	Ps.	15,199,076	Ps.	7,122,088
Labor cost		184,291		57,113		309,201		88,392
Finance cost on projected benefit obligation		670,336		322,672		1,121,865		590,121
Actuarial loss (gain)				84,343		(253,748)		735,942
Other amended plans				(164,536)				31,964
Payments from trust fund		(810,294)		(276,686)		(1,264,234)		(422,138)
Effect of translation						3,748,496		1,757,020

Projected benefit obligation at end of year		15,243,409		7,144,994	Ps.	18,904,990	Ps.	9,926,295

Changes in plan assets:
Established fund at beginning of year					Ps.	13,526,767
Effect of business acquisition	Ps.	12,514,255	Ps.	—		—
Actual return on plan assets		781,595		—		(807,465)
Employeer contributions		1,041,210		276,686		69,221	Ps.	422,138
Payments from trust fund		(810,293)		(276,686)		(1,264,234)		(422,138)
Effect of translation						3,435,142

Established fund at end of year	Ps.	13,526,767	Ps.	—	Ps.	14,959,431	Ps.	—

Unfunded labor obligation	Ps.	(1,716,642)	Ps.	(7,144,994)		$(3,945,559)		$(9,926,295)
Unrecognized actuarial loss		—		—		1,933,608		644,843

Accrued labor obligation	Ps.	(1,716,642)	Ps.	(7,144,994)		(2,011,951)		(9,281,452)

Net period cost

The net period cost at December 31, 2007 and 2008 is comprised of the following elements:

	2007				2008
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	184,291	Ps.	57,113	Ps.	309,201		$88,392
Finance cost on projected benefit obligation		670,336		322,672		1,121,865		590,121
Projected return on plan assets		(779,532)		(9,334)		(1,382,477)		(15,136)

	Ps.	75,095	Ps.	370,451	Ps.	48,589		$663,377

	2007				2008
Projected benefit obligation	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295
Accumulated benefit obligation		13,953,983		7,144,994		17,542,843		9,926,295
Fair value of plan assets		13,526,767		—		14,959,943		—

Actuarial assumption

The average rates used to determine the net period cost are as follows:

	2007	2008
Long-term rate of return	8.5%	8.5%
Rate of future salary increases	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	Post-retirement benefits
	2007	2008
Cost percentage of increase in health care for the following year	8.5%	7.0%
Cost percentage due to death	5%	5.0%
Year to which this level will be maintained	2010	2010

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	Post-retirement benefits
	2007	2008
Cost percentage of increase in health care for the following year	8.5%	7.00%
Cost percentage due to death	5.00%	5.00%
Year to which this level will be maintained	2010	2010

Plan assets

The Company invests its plan assets at the following percentages:

	Post-retirement benefits
	2007	2008
Capital instruments	61%	2%
Debt instruments	35%	35%
Cash and cash equivalents	4%	63%

	100%	100%

Cash flows

During 2007 and 2008, the Company contributed approximately Ps. 1,041,210 (USD 95,787) and Ps. 69,221 USD 5,112), respectively, to the pension plan fund and Ps. 276,686 (USD 25,454) and Ps. 422,138 (USD 31,180), respectively, to the post-retirement obligations fund. In accordance with current regulations, during 2009, the Company expects to contribute approximately Ps. 1,258,155 to the pension plan fund and Ps. 502,447 to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post-retirement benefits
2009	Ps.	1,258,155	Ps.	502,447
2010		1,242,464		529,483
2011		1,228,993		554,962
2012		1,211,177		576,055
2013-2017		6,488,406		3,228,357

An analysis of future payments for medicines is as follows:

Post-retirement benefits
2009	23,841
2010	27,022
2011	30,664
2012	35,159
2013-2017	241,429

b) For Mexico and Ecuador, the net period cost in 2006, 2007 and 2008 is Ps. 3,323, Ps. 3,819 and Ps. 15,493, respectively, for Mexico and Ps. 6,730 (in 2007) and Ps. 7,177 (in 2008) for Ecuador. The balance of labor obligations at December 31, 2007 and 2008 is Ps. 17,652 and Ps. 19,101, respectively, for Mexico and Ps. 30,051 and Ps. 46,143, respectively, for Ecuador.

c) In Mexico and Ecuador the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2006, 2007 and 2008 was 10% of taxable income in Mexico and 15% in Ecuador.

The total amount charged to results of operations for employee profit sharing in 2006, 2007 and 2008 is Ps. 342,637, Ps. 758,957 and Ps. 1,104,461, respectively.

Starting in 2006, employee profit sharing paid to employees is deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. In Mexico, this deduction aggregated Ps. 293,847 in 2006 and Ps. 85,476 in 2007.

13.    Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2007		2008
Suppliers	Ps.	51,512,873	Ps.	64,086,196
Sundry creditors		5,900,047		8,763,642
Interest payable		2,115,082		2,330,624
Accrued expenses and other provisions		11,967,926		13,685,577
Guarantee deposits		541,345		1,057,244
Dividend pending payment		854,691		944,118

Total	Ps.	72,891,964	Ps.	90,867,401

b) At December 31, 2007 and 2008, an analysis of Accrued expenses and other provisions is as follows:

	Balance at December 31, 2006		Effect of translation		Effect of inflation		Increase for the year		Payments		Reversals		Balance at December 31, 2007
Direct employee benefits payable	Ps.	575,273	Ps.	11,331	Ps.	20,793	Ps.	919,528	Ps.	(397,370)	Ps.	(105,235)	Ps.	1,024,320
Office expenses		830,110		55,078		30,004		27,166		(362,679)		(3,119)		576,560
Professional fees		79,006		(1,483)		2,856		338,354		(300,527)		(254)		117,952
Retirement of assets		1,134,366		52,470		41,001		649,224		(338,406)		(218,860)		1,319,795
Points and loyalty program		500,084		1,983		18,075		699,115		(350,619)				868,638
Contingencies		5,209,555		791,676		188,297		1,888,846		(76,976)		(783,546)		7,217,852
Other provisions		187,361		3,855		6,772		2,129,770		(1,484,949)				842,809

	Ps.	8,515,755	Ps.	914,910	Ps.	307,798	Ps.	6,652,003	Ps.	(3,311,526)	Ps.	(1,111,014)	Ps.	11,967,926

	Balance at December 31, 2007		Effect of translation		Increase for the year		Payments		Reversals		Balance at December 31, 2008
Direct employee benefits payable	Ps.	1,024,320	Ps.	66,982	Ps.	1,004,203	Ps.	(598,851)	Ps.	(54,201)	Ps.	1,442,453
Office expenses		576,560		748		127,184		(52,162)		(4,133)		648,197
Professional fees		117,952		26,337		460,273		(353,726)				250,836
Retirement of assets		1,319,795		70,210		390,767		(3,455)				1,777,317
Points and loyalty program		868,638		36,449		604,260		(763,883)				745,464
Contingencies		7,217,852		(115,340)		551,959		(551,869)				7,102,602
Value added services		68,658				535,420						604,078
Other provisions		774,151		180,767		183,245		(23,533)				1,114,630

	Ps.	11,967,926	Ps.	266,153	Ps.	3,857,311	Ps.	(2,347,479)	Ps.	(58,334)	Ps.	13,685,577

14.    Debt

The Company’s short- and long-term debt consists of the following:

	2007					2008
Currency	Item	Rate	Maturity from 2008 to	Total 2007		Rate	Maturity from 2009 to	Total 2008
U.S. dollars
	Export Credit Agencies “ECA” credits (fixed rate)	2.71% - 3.2%	2010	Ps.	705,654	2.71% - 3.2%	2010	Ps.	527,508
	ECA credits (floating rate)					L + 0.75%	2015	Ps.	2,707,660
	Syndicated loans	L + 0.25%	2011		8,149,650	L+0.25%	2011		27,076,600
	Fixed-rate senior notes	4.125% - 6.375%	2037		41,215,497	4.125% - 6.375%	2037		50,517,558
	Floating-rate senior notes	L(1) + 0.1%	2008		5,433,100				—
	Lines of credit	L + 0.15 -L + 2.5%	2009		3,429,362	L + 0.15 - L + 2.5%	2013		4,397,017
	Leases	5.40% - 8.75% & L + 1.53% - 2.90%	2012		1,022,195	7.95% - 8.75% & L + 2.9% - 3.16%	2012		587,772

	Subtotal dollars				59,955,458				85,814,115

Euros
	ECA credits (floating rate)					E(4) + 0.70%	2016		4,979,233

	Subtotal euros								4,979,233

Mexican pesos
	Lines of credit	8.07%	2008		2,500,000	TIIE + 0.24%			4,500,000
	Fixed-rate notes	8.39% - 10.45%	2036		15,400,000	8.11% - 10.45%	2036		20,060,964
	Floating-rate notes	Sundry	2012		7,750,000	Sundry	2013		7,750,000
	Commercial paper	7.04% - 7.88%	2008		3,000,000	8.18% - 8.53%	2009		5,500,000
	Leases	TIIE(2) + .15%	2008		3,534,000				—

	Subtotal Mexican pesos				32,184,000				37,810,964

Brazilian reais
	Lines of credit	10.5% to 11.9%	2014		1,452,482	9.25%	2014		1,155,040

	Subtotal Brazilian reais				1,452,482				1,155,040
Colombian pesos
	Bonds	CPI(3) + 6.8% - 7.50% and 7.59%	2016		4,853,968	CPI + 6.8% -7.50% and 7.59%	2016		5,430,792

	Subtotal Colombian pesos				4,853,968				5,430,792

Other currencies
	Bonds	6.41%	2012		453,212	6.41%	2012		538,602
	Leases				—	6.45%	2011		890,254
	Lines of credit	5.60% - 10.0%	2012		5,853,274	Sundry	2012		6,867,448

	Subtotal other currencies				6,306,486				8,296,304

	Total debt				104,752,394				143,486,448

	Less: Short-term debt and current portion of long-term debt				19,952,907				26,731,355

	Long-term debt			Ps.	84,799,487			Ps.	116,755,093

(1)	L = LIBOR or London Interbank Offer Rate
(2)	TIIE = Mexican Weighted Interbank Rate
(3)	CPI = Consumer price index
(4)	E = Euribor

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2008 was approximately 5.70% (6.78% in 2007).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2007 and 2008 is as follows:

Debt	2007		2008
Domestic senior notes	Ps.	8,433,100	Ps.	8,142,073
Credit line drawdowns		4,032,553		10,200,547
Commercial paper		3,000,000		5,500,000
Other loans		3,664,004		270,997

Total	Ps.	19,129,657	Ps.	24,113,617

Weighted average interest rate		7.16%		6.18%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2010	Ps.	8,179,494
2011		28,411,810
2012		6,653,287
2013		7,316,779
2014		11,716,370
2010 and thereafter		54,477,353

Total	Ps.	116,755,093

Senior Notes—At December 31, 2008, the Company had senior notes issued in U.S. dollars for USD 3,793 million (Ps. 51,319 million) maturing from 2009 to 2037. The Company also had senior notes issued in Mexican pesos for Ps. 13,000 million maturing in 2016 and 2036. During 2008 América Móvil did not issue any new senior notes in international markets.

All senior notes issued by the Company are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies—The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain agencies provide financial support to purchase export equipment from their respective countries. The debt issued under these plans at December 31, 2008 is Ps. 8,214,000.

Domestic senior notes—At December 31, 2008, the domestic senior note debt aggregates Ps. 14,811 million. In general, these notes bear a fixed or floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the National Banking and Securities Commission (NBSC) for a total amount of Ps. 20,000 million, of which Ps. 4,500,000 had been issued at December 31, 2008.

General

At December 31, 2008, the Company had a number of bank facilities for approximately Ps. 43,996 million (USD 3,250 million) bearing interest at the LIBOR plus a spread. Under all of the facilities, América Móvil and Telcel are the guarantors.

The Company is subject to financial and operating covenants under the loan agreements. In some cases, these covenants limit America Móvil or the guarantor’s ability to: pledge assets, carry out certain types of mergers, sell off all or substantially all of its assets and sell control over Telcel.

The covenants do not restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2008, the Company has complied with all of the above-mentioned requirements.

At December 31, 2007 and 2008, approximately 74% and 87%, respectively, of the total outstanding consolidated debt is guaranteed by Telcel.

15. Foreign Currency Position and Transactions

At December 31, 2007 and 2008, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2007		2008
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	2,743	10.87	4,138	13.54
Quetzal (Guatemala)	1,719	1.42	1,145	1.74
Brazilian reais	2,747	6.13	3,158	5.79
Colombian peso	909,031	0.005	941,758	0.006
Argentinean peso	1,092	3.45	1,331	3.92
Uruguayan peso	912	0.504	1,126	0.556
Cordoba (Nicaragua)	1,425	0.575	1,144	0.682
Lempira (Honduras)	400	0.571	751	0.712
Chilean peso	91,007	0.02	128,447	0.02
Peruvian sol	318	3.6	415	4.3
Guarani (Paraguay)	162,092	0.002	203,435	0.003
Dominican peso	32,175	0.316	32,291	0.382
Jamaican dollars	243	0.152	4,285	0.169
Euro			119,742	18.91
Swiss franc	95	9.59	106	12.67

	Foreign currency in millions at December 31
	2007		2008
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(9,197)	10.87	(11,955)	13.54
Quetzal (Guatemala)	(2,720)	1.42	(2,760)	1.74
Brazilian reais	(4,966)	6.13	(5,642)	5.79
Colombian peso	(1,586,363)	0.005	(1,839,490)	0.006
Argentinean peso	(2,131)	3.45	(2,753)	3.92
Uruguayan peso	(510)	0.504	(1,164)	0.556
Cordoba (Nicaragua)	(2,026)	0.575	(2,066)	0.682
Lempira (Honduras)	(1,955)	0.571	(2,578)	0.712
Chilean peso	(322,795)	0.02	(328,378)	0.02
Peruvian sol	(643)	3.63	(1,253)	4.3
Guarani (Paraguay)	(247,585)	0.002	(330,894)	0.003
Dominican peso	(11,770)	0.316	(13,435)	0.382
Jamaican dollars	(426)	0.152	(10,908)	0.169
Euro			(263,766)	18.91

At June 23, 2009, the date of issuance of these financial statements, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	13.32
Quetzal (Guatemala)	1.63
Brazilian reais	6.65
Colombian peso	0.0063
Argentinean peso	3.51
Uruguayan peso	0.56
Cordoba (Nicaragua)	0.65
Lempira (Honduras)	0.70
Chilean peso	0.02
Peruvian sol	4.40
Guarani (Paraguay)	0.0027
Dominican peso	0.36
Euro	18.75
Swiss franc	12.49
Jamaican dollars	0.14

In the years ended December 31, 2006, 2007 and 2008, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the years:

	U.S. dollars (thousands)
	2006	2007	2008
Net revenues	11,622,733	17,131,480	19,036,746
Operating costs and expenses	10,549,571	14,576,815	16,023,340
Interest income	253,616	375,254	470,033
Interest expense	435,937	608,093	711,218
Other income (expenses), net	(31,348)	(465,427)	258,211

16.	Contingencies and Commitments

a) As of December 31, 2008, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2008, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2009	Ps.	782,305	Ps.	3,886,631
2010		516,408		3,417,128
2011		234,246		3,100,975
2012		4,860		2,568,843
2013				2,508,953
2014 and thereafter				2,172,412

Total		1,537,819	Ps.	17,654,942

Less interest		(59,793)

Present value of minimum net rental payments		1,478,026
Less current portion		(763,559)

Long-term obligations	Ps.	714,467

Rent charged to expenses in 2006, 2007 and 2008 aggregated Ps. 4,092,642, Ps. 5,052,082 and Ps. 6,325,739, respectively.

b) Commitments

At December 31, 2008, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately USD 277 million (approximately Ps. 3,750 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued the Company and others in a Connecticut state court in the United States based on an August 2007 transaction where the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately US$15 million (approximately Ps.203.1 million) in escrow with the Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC—SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action (“State Suit”), NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, inter alia, an order that it receives approximately US$15 million placed in escrow. On February 7, 2008, the Company filed a motion to dismiss for (i) lack of personal jurisdiction; and (ii) insufficient service. The motion principally argues that the Company does not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over it. The Company believes it has several other meritorious defenses to NatTel’s claims.

Concurrently with the State Suit, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (“Bankruptcy Court”), against many of the parties in the State Suit, including the Company. The adversary proceeding contains the same allegations as the State Suit.

After the filing of the adversary proceeding in Bankruptcy Court, defendants, excluding the Company, filed a motion in the District Court for the District of Connecticut (“District Court”) to withdraw the reference (“Motion to Withdraw”) of the adversary proceeding, and send those proceedings to the District Court judge who had previously decided a related case against NatTel.

In April 2008, the parties to the State Suit agreed to stay the State Suit pending a decision by the District Court on the Motion to Withdraw. As of the date of the financial statements enclosed herein, the District Court has yet to decide on the Motion to Withdraw. Accordingly, the State Suit remains stayed.

Other than the previous payment of the USD 15 million into escrow, the Company has not made any further provisions in the accompanying financial statement.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “Plaintiffs”), filed a suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates, subsidiaries and two members of its Board of Directors (collectively, “Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. Plaintiffs sold a majority of their shares in our Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones, S.A.—Conecel (“Conecel”), to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”) in 2000. Telmex’s holdings in Conecel were included in the Company’s spin-off from Telmex in 2000 and remain held by one of its subsidiaries. Plaintiffs kept a minority of the shares of Conecel.

Plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares of the Company. Plaintiffs contend in the lawsuit that Defendants wrongfully deprive them of a share exchange and they seek the alleged value of the Company’s shares they claim they would have received, which Plaintiffs assert amount to over US$900 million (approximately Ps.12,186 million). Plaintiffs also seek punitive damages. Plaintiffs additionally assert that Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share exchange. In 2003, Plaintiffs voluntarily sold their minority shares to Defendants, executing comprehensive releases as part of the transactions.

Defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and Defendants appealed. The appellate court stayed the case in the trial court. The appeal is fully briefed and oral argument was held in April 2009.

Defendants believe they have numerous meritorious defenses to Plaintiffs’ claims. In addition to the defenses contained in the motion to dismiss that are issues on appeal, Defendants do not believe that the Company’s spin-off from Telmex triggered the share exchange provision. Moreover, Defendants argue that a plain reading of the provision relating to the potential exchange of shares provides no “right” to a share exchange, but instead only a right to a good faith negotiation for a period of 20 days, for a potential share exchange.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Telcel

Cofeco—Substantial market power investigations

The Mexican Competition Commission (Comisión Federal de Competencia or “Cofeco”) is conducting two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international “calling party pays” system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Radiomóvil Dipsa, S.A de C.V. (“Telcel”), has substantial market power in the market for interconnection to its own network.

The second Cofeco investigation, which commenced in April 2008 was initiated by an alleged Telcel subscriber -who ended up being subscribed to another mobile operator- and is into whether Telcel has substantial market power in the nationwide market for local voice and data services. In this investigation, Cofeco has issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco in both investigations, and the Company cannot predict when Cofeco will issue final reports or whether it will modify its preliminary findings. Depending on the final reports, Telcel and other operators will be entitled to seek administrative review (recurso administrativo de reconsideración) and may also bring judicial challenges.

Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. The Company cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco currently conducts four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued. The fourth investigation concerns alleged practices in the interconnection market and is currently in investigation stages, thus still pending.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. Telcel has not made provisions in its financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

There has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls for periods beginning with 2005. The principal stages in the controversy, as it relates to interconnection with Telcel, are summarized below.

•	December 2004 Agreement. In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers.

•

August 2006 Cofetel Resolution.    Axtel, Avantel and Alestra (related party) did not become party to the December 2004 agreement. Instead, they began proceedings with Cofetel to establish the interconnection fees for local traffic under “calling party pays” between them and Telcel. In August 2006, Cofetel issued a resolution establishing local interconnection fees between these operators and Telcel for the years 2005 through 2010. These rates were lower than the fees Telcel had agreed with the other operators in December 2004. In addition, Cofetel ruled that starting in 2007, interconnection fees would be based on the total number of seconds for the month rounded to the next minute, rather than by rounding each call to the next minute, as had been the practice. In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel. Telcel challenged this resolution.

•

2006 Agreements.    In the fourth quarter of 2006, in connection with the implementation of the “calling party pays” system for long-distance, most operators other than Axtel and Avantel agreed on local and long-distance interconnection fees for the years 2007 through 2010. These agreements contemplated continued reductions in fees.

•

December 2007 Judicial Decision and January 2008 Cofetel Resolution.    Telcel began judicial proceedings challenging Cofetel’s August 2006 resolution on interconnection rates between Axtel and Telcel. In December 2007, the court invalidated Cofetel’s August 2006 resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for the aforementioned period and such challenge has not been resolved.

•

2008 Proceedings Involving Axtel.    In December 2007 and March 2008, Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, prior to Cofetel issuing a resolution, Axtel obtained a court order against Cofetel to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. It also filed an administrative review proceeding (recurso de revision), against the alleged negative to act (negativa ficta) of Cofetel with the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), that permits SCT to review the alleged decision by Cofetel. Axtel contended that Cofetel, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, had refused to act, and asked SCT to review that refusal. In July 2008, Telcel obtained a court order preventing SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection between Axtel and Telcel. In September 2008, however, breaching said court order, SCT issued a resolution establishing interconnection fees for 2008 through 2011. These fees are less than half of the fees Telcel previously agreed with the other operators. Telcel challenged said resolution and obtained a court order suspending the effects of it.

•

April 2009 Cofetel Resolutions.    In April 2009, Cofetel issued a resolution establishing the interconnection rates applicable between Avantel (a subsidiary of Axtel) and Telcel for long distance traffic under the “calling party pays” system. Since it has recently been notified, Telcel is currently reviewing the resolution and evaluating whether to present judicial or administrative challenges.

The Company considers that interconnection fees for fixed-to-mobile calls will continue, for a while, to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide to Axtel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among the parties for reimbursement or payment, as the case maybe, of amounts paid or left unpaid between Telcel and Axtel in respect to certain time periods from 2005 to 2009.

February 2009 Interconnection Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). The Plan addresses technical, economical and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which, it is suggested, could override the existing fee agreements among operators. The Plan also contemplates asymmetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

At this time, Telcel cannot predict the effects that might result from the implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

Telcel has challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge.

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

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability. As of December 31, 2008, Telcel had provisioned Ps. 455.3 million.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified the Company of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps. 1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, the Company expects that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. Telcel has not made specific provisions in its financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Industry and Commerce Superintendence (Superintendencia de Industria y Comercio or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps. 947.8 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately US$1.8 million (approximately Ps. 24.4 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

Comcel has made provisions in its financial statements with respect to this potential liability. Comcel expects to continue pursuing all available legal actions after a decision on damages is rendered. Comcel does not expect any resolution to be issued until the end of 2009.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately U.S.$35 million (approximately Ps. 473.9 million) from Comcel. Comcel has made provisions in its financial statements with respect to this potential liability. In November 2007, Comcel was also notified of an arbitration proceeding initiated against it by Colcell, Ltda., which was a distributor of Comcel until July 2007. The proceeding relates to Comcel’s decision to reduce the commissions paid to distributors. In the proceedings, the distributors allege: (i) abuse of dominant position of Comcel; (ii) the existence of a commercial agency relationship between Comcel and the distributor; and (iii) breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately U.S.$6 million (approximately Ps. 81.2 million) from Comcel.

Dominant position

In March 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia or “CRT”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”). CRT would monitor the rates by reviewing Comcel’s average revenue per minute on a quarterly basis. The resolutions did not present a timetable for implementation of the regulations. In April 2009, Comcel filed a request for review of the resolutions (recurso de reposición) with the Colombian Ministry of Communications. Comcel expects that the Colombian Ministry of Communications will respond to its request in May 2009. The Company cannot predict how these matters will be resolved. However, if the regulations are implemented in their current form, the Company does not expect them to have a material impact on its business and results of operations in Colombia.

Brazil

Anatel Inflation-Related Adjustments

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or “ANATEL”) has challenged each of Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps. 2,166.4 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. ATL was not charged yet of any payment.

The aggregate contested amounts are approximately US$240 million (approximately Ps. 3,249.6 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

Claro Brasil has made specific provisions in its financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies. In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps. 2,220 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

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

Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and the Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

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

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps. 3,655.8 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. The total amount of the tax assessments is of approximately R$224.2 million (approximately Ps. 1,298.1 million), including R$88.8 million (approximately Ps. 514.2 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho de Contribuintes) in Brasília. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps. 317.9 million), including R$24.1 million (approximately Ps. 139.5 million) of taxes and contributions plus R$30.8 million (approximately Ps. 178.3 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps. 1,719.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million, not including interest and penalties, (approximately Ps. 1,868.5) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 193.6 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Fiscal Distrital de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 (approximately Ps. 172 million), which represented 10% of the contested amount.

17.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2007 and 2008 is provided below. All the companies are considered affiliates since América Móvil’s primary shareholders are also either directly or indirectly the controlling shareholders of the related parties.

	December 31
	2007		2008
Due from:
Teléfonos de México, S.A.B. de C.V. and subsidiaries	Ps.	449,053	Ps.	704,038
Telmex Internacional, S.A.B. de C.V.				20,004
Teléfonos del Noroeste S.A. de C.V.		554,665		34,709
Sanborns Hermanos, S.A. de C.V.		133,207		100,214
Sears Roebuck, S.A. de C.V.		119,590		33,845
Other		78,095		159,986

Total	Ps.	1,334,610		1,052,796

Due to:
Fianzas Guardiana Inbursa, S.A. de C.V.		59,596		77,232
Seguros Inbursa, S.A. de C.V.		64,511		75,686
Embratel Participacoes, S.A.		1,074,597		499,303
Other		51,071		270,033

Total	Ps.	1,249,775		922,254

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V.; Grupo Financiero Inbursa, S.A. de C.V. (Inbursa); Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), and Telmex Internacional, S.A.B. de C.V. and subsidiaries (Telmex Internacional). The Company’s transactions with Telmex include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) América Móvil has entered into an agreement with AT&T (Major shareholder and related party) to receive consultancy services. In 2007 and 2008, the Company paid USD 7.5 million (Ps. 81,500 million and Ps. 101,500 million, respectively) for services received.

In 2006, the Company paid USD 28.5 million (Ps. 322,000) to AMTEL (the company that had the agreement with América Móvil prior to the merger) and USD 1 million (Ps. 11,200) to AT&T for services received.

d) For the years ended December 31, 2006, 2007 and 2008, the Company conducted the following transactions with related parties (mainly with Telmex and Telmex Internacional):

	2006		2007		2008
Revenues:
Calling Party Pays interconnection fees and others	Ps.	13,909,498	Ps.	19,702,718	Ps.	19,372,722
Costs:
Payments for long-distance, circuits and others		6,541,648		6,891,049		7,049,264
Commercial, administrative and general expenses:
Advertising		811,248		1,229,726		1,384,790
Others, net		766,314		896,249		1,202,526
Interest expense, net		(380,787)				(161,798)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) Claro Chile and Telmex Chile entered into an agreement for the provision of capacity, whereby the latter agrees to provide the former with capacity and infrastructure use over the following 20 years. The amount recorded in results of operations for the years ended December 31, 2006, 2007 and 2008 for this agreement was USD 218 (Ps. 2,368) USD 222 million (Ps. 2,412,000) and USD 218 million (Ps. 2,951,000), respectively.

g) In 2005, Telmex Argentina, a subsidiary of Telmex Internacional, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project was completed in 2008 at an approximate cost of Ps. 260,785 (USD 24 million).

In 2008, AMX Argentina began the construction of approximately 3,100 Km of fiber optic transmission lines in southern Argentina. The approximated total cost of this project will be Ps. 523,534 (USD 38.5 million), once the project is finished. Once the work is finalized, AMX Argentina plans to enter into a 30-year license for use agreement with Telmex Argentina (subsidiary of Telmex Internacional).

h) Claro Telecom (through its operating subsidiaries) and Embratel, a subsidiary of Telmex Internacional, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Claro Telecom Participacoes to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between R. 4.0 million and R. 6.0 million (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the number of months that have passed as of the signing of the agreement (fixed capacity in the agreement of 84,608 Gbps).

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately R. 1.97 million (approximately Ps. 114.12 million). As well, Embratel leases properties from América Móvil’s subsidiaries in Brazil. The total annual rent received by the subsidiaries is R. 19.6 million (approximately Ps. 113.54 million). The net amount of rent between the Brazilian subsidiaries is included in the caption Cost of sales and services in the statement of income.

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately USD 43 million. Since December 2006, América Móvil Perú, SAC. has made payments equal to 50% of the value of six sections of the network in use of USD 20.9 million.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2006		2007		2008
Short- and long-term direct benefits	Ps.	19,991	Ps.	30,302	Ps.34,300

During the years ended December 31, 2006, 2007, and 2008, the Company made no termination payments.

m) As mentioned in Note 4, in December 2007 USCO’s shares were donated to Fundación Carso (related party).

18.	Shareholders’ Equity

Shares

a) Before the merger described in Note 3, the Company’s capital stock consisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348,005,796 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the National Securities and Bonding Commission [NSBC]), divided into: (i) 11,420,301,030 common registered Series “AA” shares, with no par value; (ii) 979,846,541 common registered Series “A” shares, with no par value and; (iii) 35,947,858,245 registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

b) After the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744,862,098 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC), divided into: (i) 11,717,316,330 common registered Series “AA” shares; (ii) 599,818,479 common registered Series “A” shares; (iii) 35,427,727,289 registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

c) The Company’s capital stock at December 31, 2006, 2007 and 2008 was represented by 35,907,021,650 shares (10,859,838,050 of Series “AA”, 571,620,157 of Series “A” and 24,475,563,443 of Series “L”) for 2006, 34,897,833,852 shares (11,712,316,330 of Series “AA”, 547,508,654 of Series “A” and 22,638,008,877 of Series “L”) for 2007 and 33,250,796,049 shares (11,712,316,330 of Series “AA”, 480,036,244 of Series “A” and 21,058,443,475 of Series “L”) for 2008 (includes the retroactive effect of the split and the effect of the merger). These shares represented the Company’s fixed minimum capital at such dates.

d) At December 31, 2006, 2007 and 2008, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC as follows: 12,440,984,146 shares (12,409,455,342 Series “L” and 31,528,804 Series “A”) for 2006, 12,847,028,246 shares (12,814,643,242 Series “L” and 32,385,004 Series “A”) for 2007 and 14,494,066,049 shares (14,460,871,645 Series “L” and 33,194,404 Series “A”) for 2008.

e) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: extension of the term of América Móvil, its voluntary dissolution, a change in its corporate purpose or nationality, transformation of América Móvil from one type of company to another and mergers, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

f) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of common registered shares (with full voting rights represented by Series “AA” and Series “A” shares).

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and trusts expressly authorized to do so in conformity with the applicable legislation in force. Common “A” shares, which may be freely subscribed, must represent no more than 19.6% of the Company’s capital stock and no more than 49% of its common shares. Common registered shares (with full voting rights represented by Series “AA” and Series “A” shares) may not exceed 51% of the Company’s capital stock. Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

g) On April 26, 2006, the Company’s stockholders declared a cash dividend of $ 0.10 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 2,289,219, payable in full on July 26, 2006 against coupon No. 21 of the titles that represent the Company’s capital stock.

On April 27, 2007, the Company’s stockholders declared a cash dividend of $ 0.20 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 7,240,625, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders declared a cash dividend of $ 1.00 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

On April 29, 2008, the Company’s stockholders approved payment of a cash dividend of $ 0.26 peso per Series “AA”, “A” and “L” share, for a total distribution of Ps. 8,904,997, payable in full on July 25, 2008 against coupon No. 24 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give effect to the merger described in Note 3; consequently, the information above may not necessarily coincide with the information shown in the Company’s legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the Net tax profit account (CUFIN).

Repurchase of shares

h) During the three-year period ended December 31, 2008, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos		Historical amount in thousands of Mexican pesos[1]
Year	Series L	Series A	Series L	Series A	Series L	Series A
2006	338	0.5	$7,788,888	$10,040	$7,262,485	$9,382
2007	405	0.8	$12,829,295	$27,143	$12,617,400	$26,915
2008	1,646	0.8	$41,736,011	$19,558	$41,736,011	$19,558

i) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

19.	Income Tax, Flat Rate Business Tax and Asset Tax

a) Mexico

1) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries, except for: Global Central América S.A. de C.V., Widcombe, S. A. de C. V., AMX Wellington Gardens, S. A. de C.V., AMX Santa Lucia INC, AMOV Ecuador, S.A., AMOV Colombia, S.A. and AMOV Canada Limited.

2) As of 2007, the 1.25% asset tax rate is payable on the average value of most assets net of certain liabilities. Through December 31, 2006, asset tax was payable based on 1.8% of the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2006 and 2007 was Ps. 701,224 and Ps. 1,854,082, respectively. Such amounts were remitted through the crediting of income tax paid in both years.

Asset tax for the year ended December 31, 2006 was determined on a consolidated basis for Mexican subsidiaries and offset against income tax in the tax consolidation.

The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law became effective as of January 1, 2008 and abolished the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered as of 2008.

3) Corporate income tax rate

a) The corporate income tax rate for 2006 was 29%. For 2007 and 2008, the income tax rate is 28% and will continue to be so, provided no change in the rate is legislated.

4) At December 31, 2008, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) (including the effects of the merger) aggregated Ps. 82,565,373 and Ps. 47,387,572, respectively.

As a result of the merger of América Telecom (disappearing company) into América Móvil (surviving company), the Company’s CUCA balance decreased by Ps. 21,768,825 and its CUFIN balance increased by Ps. 12,064,275.

5) An analysis of income tax charged to results of operations for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008
In Mexico:
Current year income tax	Ps.	13,445,810	Ps.	11,096,983	Ps.	16,358,514
Deferred income tax		(887,063)		5,250,377		(361,855)
Deferred FRBT				117,237		—
Asset tax		701,224		1,080,303		—
Abroad:
Current year income tax		2,821,020		5,617,616		8,594,349
Deferred income tax		937,153		(708,249)		(4,702,671)

Total	Ps.	17,018,144	Ps.	22,454,267	Ps.	19,888,337

6) Tax credits

The 2007 income tax of Mexican subsidiaries includes a tax credit of Ps. 565,309 resulting from the recovery of asset tax paid in prior years.

7) A reconciliation of the statutory corporate income tax rate to the effective tax rate recognized by the Company for financial reporting purposes is as follows:

	Year ended December 31,
	2006	2007	2008
Statutory income tax rate in Mexico	29.0%	28.0%	28.0%
Effect of non-taxable, non-deductible items:
Tax inflation effect	(0.3)	0.4	3.2
Asset tax	0.5	(0.4)
Tax benefit from tax consolidation		(1.0)
Tax benefit derived from carryforward of tax losses	(0.5)	(1.8)
Operations of subsidiaries abroad	(1.5)	(0.9)	(3.2)
Effect of merger	0.7
Other	2.2	0.6	0.3

Effective tax rate on Mexican operations	30.1	24.9	28.3

Revenues and costs of foreign subsidiaries(a)	(2.4)	2.7	(3.3)

Effective income tax rate before effect derived from the recognition of deferred FRBT	27.7%	27.6%	25.0%

Deferred FRBT		0.1

Effective income tax rate	27.7%	27.7%	25.0%

(a)	In 2008 includes Ps. 4.8 billion of reversal of valuation allowance on tax loss carryforwards and approximately Ps. 2 billion of the difference with enacted rates in México.

8) An analysis of the effects of temporary differences on net deferred tax assets and liabilities is as follows:

	December 31,
	2007		2008
Deferred tax assets
Liability provisions	Ps.	(2,645,603)	(1,697,482)
Other		(676,260)	(557,010)
Deferred income		(1,492,015)	(1,719,045)
Tax losses		(17,145,849)	(1,970,334)

		(21,959,727)	(5,943,871)
Deferred tax liabilities
Fixed assets		4,433,668	5,468,840
Sale and leaseback		971,445	1,668,061
Inventories		888,698	540,716
Licenses		759,370	346,387
Deferred effects of tax consolidation in Mexican subsidiaries		4,101,855	4,101,855
Futures agreements with affiliates		3,181,000	1,893,720
Royalty advances		1,030,000	1,630,000
Other		647,459	3,418,061

		16,013,495	19,067,640
Less: Valuation allowance		18,325,339	1,497,306
Deferred FRBT		117,237

Total deferred taxes	Ps.	12,496,344	14,621,075

9) The deferred tax asset of Ps. 3,395,396 shown in the balance sheet at December 31, 2007 refers to TracFone, Enitel and Puerto Rico and deferred tax asset of Ps. 9,296,366 shown in the balance sheet at December 31, 2008 refers to TracFone, Enitel, Brazil and Puerto Rico.

An analysis of the effect of temporary differences giving rise to the net deferred tax asset at December 31, 2007 and 2008 is as follows:

	December 31,
	2007		2008
Deferred tax assets
Accrued liabilities	Ps.	(1,020,968)	(3,630,658)
Fixed assets		(1,330,956)	(771,771)
Other		(806,011)	(1,386,356)
Deferred revenues			(46,308)
Tax losses and other assets		(299,224)	(15,265,167)

		(3,457,159)	(21,100,260)
Deferred tax liabilities
Sale and leaseback		—	41,424
Licenses		—	110,803
Other		—	18,779

		—	171,006
Less: Valuation allowance		61,763	11,632,887

Total deferred tax asset, net	Ps.	(3,395,396)	(9,296,367)

The Company decreased the valuation allowance from 2007 to 2008 in view of the positive tax results in Brazil over last three years and the probability of its generating taxable income in upcoming years.

10) The Flat-Rate Business Tax (FRBT) Law was published on October 1, 2007. This Law became effective as of January 1, 2008 and abolished the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT shall be payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

On the basis of the financial projections for the next four years results, the Company considers that most of its subsidiaries will essentially pay income tax, since the Mexican subsidiaries have historically generated income tax and as a result of the immediate deduction of fixed assets acquired for FRBT purposes, income tax in most of the Mexican subsidiaries will be greater than FRBT.

The deferred FRBT shown in 2007 basically corresponds to the effect of inventories of a subsidiary that historically had asset tax payable.

b) Subsidiaries abroad

1) Net income

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2006, 2007 and 2008 is as follows:

	December 31,
Item	2006		2007		2008
Aggregate pretax income	Ps.	13,793,495	Ps.	22,894,721	Ps.	21,354,353
Aggregate tax provisions, including deferred taxes		3,758,173		4,909,367		3,891,678

2) Tax losses

At December 31, 2008, América Móvil’s foreign subsidiaries had available tax loss carryforwards as follows:

Country	Available tax loss carryforward in millions of pesos at December 31, 2008		Future tax benefit
Brazil	Ps.	44,861,311	Ps.	15,252,848
USA		35,200		12,320
Chile		9,713,349		1,651,269
Peru		1,014,971		304,491
Nicaragua		48,578		14,573

Total	Ps.	55,673,409	Ps.	17,235,501

The rules for tax loss carryforwards in the different countries in which the Company operates are as follows:

i) In Brazil there is no limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Chile, the carryforward of tax losses has no expiration. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

iii) In the U.S. and specifically in the State of Florida, which is where the Company resides, tax losses may be carried forward in the succeeding 20 years. The Company expects to utilize its carry forward tax losses in 2009.

iv) In Peru, the Company entered into a tax stabilization agreement, which establishes among other points, that the Company’s tax losses must be utilized in the following four years, commencing in 2006.

20. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Jamaica, and Panama. The accounting policies for the segments are the same as those described in Note 2.

Company management analyzes the financial and operating information by geographical segment. However, the information for significant countries, whose revenues aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico(1)	Brazil	Southern Cone(2)	Colombia	Andean(3)	Central America(4)	U.S.A.(5)	Caribbean(6)	Dominican Republic	Eliminations	Consolidated total
December 31, 2006
Operating revenues	123,716,280	41,048,901	20,602,621	22,252,805	12,865,551	17,115,907	14,747,812	—	986,218	(10,331,230)	243,004,865
Depreciation and amortization	7,406,560	9,842,334	2,016,063	3,066,968	1,656,420	3,548,013	247,530	—	99,911	—	27,883,799
Operating income	50,195,453	(4,315,683)	1,355,055	4,766,373	2,794,049	5,105,572	758,790	—	282,029	92,542	61,034,180
Interest expense	8,865,921	807,356	696,225	483,854	178,946	186,239	1,681	—	—	(1,762,677)	9,457,545
Segment assets	518,011,543	79,329,224	27,480,423	33,059,868	17,667,288	35,337,595	6,573,031	—	17,286,439	(406,420,167)	328,325,244
Plant, property and equipment, net	33,968,508	35,885,393	16,065,975	20,379,915	8,438,546	18,750,751	522,686	—	9,078,181	—	143,089,955
Goodwill, net	—	—	608,190	3,327,615	3,587,549	4,990,918	781,201	—	13,412,946	—	26,708,419
Trademarks, net	—	2,765,771	1,040,011	1,337,500	264	776,228	—	—	214,203	—	6,133,977
Licenses, net	5,486,695	22,482,800	1,711,088	2,886,105	1,255,176	883,167	—	—	—	—	34,705,031
December 31, 2007
Operating revenues	144,895,069	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(17,971,698)	311,579,762
Depreciation and amortization	7,661,902	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,406,018
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest expense	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304
December 31, 2008
Operating revenues	166,582,112	70,484,150	30,541,276	32,621,989	20,217,826	16,051,352	16,545,768	12,883,853	11,240,768	(31,514,186)	345,654,908
Depreciation and amortization	9,164,283	15,101,006	3,043,500	4,223,926	1,862,316	4,216,982	312,134	2,490,675	1,352,487		41,767,309
Operating income	60,911,024	1,584,203	5,701,590	10,955,186	5,284,123	3,029,184	943,099	1,611,954	3,373,114	2,152,670	95,546,147
Interest expense	8,880,448	1,125,054	533,162	599,818	289,439	340,366	179	113,273	52	(2,931,229)	8,950,562
Segment assets	729,196,475	104,288,579	42,051,725	53,014,276	35,066,903	49,132,087	9,993,465	27,838,108	39,816,155	(654,942,303)	435,455,470
Plant, property and equipment, net	40,100,016	47,003,912	23,942,465	23,591,639	13,075,185	30,050,944	684,644	17,871,323	13,576,692	—	209,896,820
Goodwill, net			575,985	4,156,145	3,843,755	4,657,139	781,201	17,614,553	13,067,503	—	44,696,281
Trademarks, net		1,753,208	847,843	960,133	141	697,252	—	400,742	351,220	—	5,010,539
Licenses, net	4,496,065	24,987,341	1,617,912	2,313,178	5,431,289	2,354,183	—	1,899,017	—	—	43,098,985

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua, and Panama
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

21.	Subsequent Events

On March 17, 2009, the board of directors resolved to submit a proposal for consideration at the annual shareholders’ meeting that was held on or before April 30, 2009. The proposal was for the distribution of a cash dividend to be paid in a single payment from the Net tax profit account (CUFIN) at $ 0.30 pesos (thirty Mexican cents) per each Series “AA”, “A”, and “L” share (including the preferential dividend for Series “L” shares). The proposal also included a recommendation to increase the authorized amount available for the repurchase of the Company’s own shares by Ps. 20,000,000, in conformity with Article 56 of the Securities Trading Act.

On April 17, 2009, AMX issued a bond in the Chilean market for UF 4,000,000 (Ps. 1,963 million equivalent) with a yield of 3.31% and a maturity of 5 years.

On April 28, 2009, América Móvil subscribed with the China Development Bank (CDB) a loan agreement in the amount of US$1 billion. The loan has a 10-year tenor, which the Company intends to utilize to cover the acquisition of network equipment for the modernization and enlargement of América Móvil’s infrastructure in various Latin American countries.

22.	Differences between Mexican and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

As previously mentioned under Note 2, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican Financial Reporting Standard B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the restated amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of B-10.

The Mexican and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2008, are presented in the carrying amounts as required by MFRS B-10, the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to US GAAP.

The Mexican and U.S. GAAP amounts, included throughout Note 22 for the years ended December 31 2007 and 2006, are presented in constant Mexican pesos as of December 31, 2007. The 2006 amounts were restated by using the 1.0376 Mexican inflation factor. The reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), except for the methodology for restatement of imported telephone plant, because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders’ equity and cash flows provided by operating, investing and financing activities.

Income Statement Information:

Cost of sales as shown in the income statement, includes cost of sales of telephone equipment and other in the amount of Ps. 65,748,724, Ps. 69,979,814 and Ps. 75,116,949, for the years ended December 31, 2006, 2007 and 2008, respectively.

Cash Flow Information:

As described in Note 2, the company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statement as prepared under MFRS for the year ended December 31, 2008, complies with IAS 7, Cash Flow Statements, as issued by the IASB, and thus, no reconciliation is presented for 2008.

For the years ended December 31, 2007 and 2006, the Company presents consolidated statements of changes in financial position, in its primary financial statements as described in Note 2. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards (SFAS) No. 95, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican FRS, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

In previous years, if the monetary gain and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31,
	2006		2007
Operating activities
Net income	Ps.	40,638,699	Ps.	55,419,072
Labor cost		3,323		456,095
Depreciation		22,043,519		34,659,674
Amortization		6,445,647		7,543,563
Amortization of loss of sale and lease back		1,530,376		1,572,397
Deferred taxes		1,558,563		4,579,073
Monetary effect		(3,985,177)		(5,181,140)
Equity in results of associates and non-controlling interest		49,739		52,201
Loss on sale of fixed assets
Effect of exchange rate differences on debt		(432,050)		(4,319)
Other than temporary los on marketable securities		1,375,713		1,384,418
Trading securities		(1,014,038)		1,499,381
Change in operating assets and liabilities		4,666,670		(6,465,306)

Cash provided by operating activities		72,880,984		95,515,109

Financing activities:
New loans		66,796,721		33,287,331
Repayment of loans		(38,975,741)		(46,008,892)
Purchase of Company’s own shares		(7,798,928)		(12,856,438)
Cash dividends paid		(2,801,282)		(41,785,556)

Cash (used in) provided by financing activities		17,220,770		(67,363,555)

Investing activities:
Investment in plant property and equipment		(48,117,033)		(38,090,643)
Investment in trademarks		(214,203)		26,811
Investment in licenses		(621,308)		(454,005)
Acquisitions, net of cash acquired		4,249,986		(19,464,035)
Investment in securities available-for-sale				(789,100)
Investment in subsidiaries and affiliated companies		(15,002,133)		42,130
Non-controlling interest		(506,945)		(160,257)

Cash used in investing activities		(60,211,636)		(58,889,099)

Effect of inflation accounting		271,963		(248,092)
Net (decrease) increase in cash and cash equivalents		30,162,081		(30,985,637)

Cash and cash equivalents at beginning of year		12,795,675		42,957,756

Cash and cash equivalents at end of year	Ps.	42,957,756	Ps.	11,972,119

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,
	2006		2007
Interest paid, net of capitalized interest	Ps.	4.185,444	Ps.	4,873,123
Income tax paid		1,722,717		25,225,647
Employee profit paid		230,218		232,402

Cash flows from purchase of trading securities during 2006 was of Ps. 1,014,038. Cash flows from sales of trading securities during 2006, 2007 and 2008 were Ps. 0, Ps. 1,499,382 and Ps. 65,800, respectively. Cash flows from purchases of available-for-sale securities during 2006 and 2007 were Ps. 0 and Ps. 789,100, respectively.

Noncash transactions on PP&E as of December 31, 2006, 2007 and 2008 were Ps. 3,917,160 Ps. 0 and Ps. 30,190,341, respectively.

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

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize the comprehensive cost of financing in its Mexican FRS financial statements. Starting January 1, 2007, the Company commenced capitalizing comprehensive cost of financing on assets under construction (whose construction started on or after January 1 2007), which include interest expense, monetary gains directly associated with borrowings (when operating in an inflationary environment) and, in the case of borrowings denominated in foreign currency, foreign currency exchange gains (losses).

The reconciling item for 2006 shows the capitalization of interest as required under U.S. GAAP, whereas the reconciling item for 2007 only includes the reversal of the monetary gain and foreign exchange results capitalized under Mexican FRS, related to borrowings denominated in foreign currencies. In 2008, the reconciling item corresponds to the reversal of foreign exchange loss capitalized under Mexican FRS, related to borrowings denominated in foreign currencies, as well as de depreciation effect of these differences in prior years.

Valuation of Plant, Property and Equipment:

Through December 31, 2007, for Mexican FRS purposes, plant, property and equipment of non-Mexican origin were restated based on the rate of inflation in the respective country of origin at the prevailing exchange rate at the balance sheet date (specific-indexation method), while plant, property and equipment of domestic origin were restated based on the NCPI.

The alternate restatement method allowed up to December 31, 2007 by Bulletin B-10, which was the one adopted in 1997 by the Company, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and stockholders’ equity increased by Ps. 7,591,953 in 2007 and Ps.4,923,749 in 2008 and depreciation expense increased by Ps. 1,922,245, Ps.3,072,871 and Ps. 2,668,181, in 2006, 2007 and 2008, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing:

As mentioned in Note 2, beginning January 1, 2008, deferred taxes on profits are recognized using the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred tax consequences are recognized on virtually all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate, as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

Through December 31, 2007, the method mentioned in the preceding paragraph was applied only to temporary differences between the values of all assets and liabilities for financial and tax reporting purposes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109.

Under Mexican FRS, deferred profit sharing is computed by applying the 10% rate to all differences between the values of virtually all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109.

Under MFRS B-15, entities must recognize deferred tax consequences attributable to the effect of translation of foreign entities following the guidelines of MFRS D-4. However under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders´ equity between Mexican FRS and US GAAP. In the event that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

For US GAAP purposes, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1, 2007. With the adoption of FIN 48 the Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of the evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, ruling and case law and their applicability to the fact and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of the failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negociation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years. In 2007 the Company recognized a liability in the amount of Ps. 73,730 in accrued liabilities (including interest and monetary correction of Ps. 23,836 and Ps. 761, respectively). During years ended December 31, 2007 and 2008, the Company only recorded additional interest of Ps. 23,836 and Ps. 11,942. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The following table summarizes the significant components of deferred tax liabilities under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2007 and 2008:

	2007						2008
	Income Tax		Employee Profit Sharing		Deferred Taxes		Income Tax		Employee Profit Sharing		Deferred Taxes
Deferred tax assets:
Tax loss carry forwards	Ps.	17,145,849			Ps.	17,145,849	Ps.	1,970,334			Ps.	1,970,334
Accrued liabilities		2,645,603	Ps.	502,631		3,148,234		1,697,482	Ps.	467,713		2,165,195
Deferred revenues		1,638,151		351,710		1,989,861		1,865,181		539,933		2,405,114
Other		676,260		50,217		726,477		557,010		102,793		659,803

Valuation allowance		(18,325,339)				(18,325,339)		(1,497,306)				(1,497,306)

Total deferred tax assets		3,780,524		904,558		4,685,082		4,592,701		1,110,439		5,703,140

Deferred tax liabilities
Fixed assets		(7,021,798)		(496,354)		(7,518,152)		(5,885,319)		(1,151,479)		(7,036,798)
Inventories		(888,698)				(888,698)		(540,716)				(540,716)
Sale and lease back		(971,445)		(364,171)		(1,335,616)		(1,668,061)		(248,899)		(1,916,960)
Licenses		(1,036,660)		45,648		(991,012)		(587,970)		67,932		(520,038)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)				(4,101,855)		(4,101,855)				(4,101,855)
Royalty advances								(1,630,000)				(1,630,000)
Forward contracts with affiliates		(3,181,000)				(3,181,000)		(1,893,720)				(1,893,720)
Deferred FRBT		(117,237)				(117,237)
Other		(1,677,458)				(1,677,458)		(592,575)		(153)		(592,728)

Total deferred tax liabilities		(18,996,151)		(814,877)		(19,811,028)		(16,900,216)		(1,332,599)		(18,232,815)

Net deferred tax liabilities	Ps.	(15,215,627)	Ps.	89,681	Ps.	(15,125,946)	Ps.	(12,307,515)	Ps.	(222,160)	Ps.	(12,529,675)

An analysis of the effect of temporary differences giving rise to the net deferred tax asset under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008:

	2008
	Deferred Taxes
Deferred tax assets
Accrued liabilities	Ps.	(3,630,658)
Other		(1,386,356)
Pensions		(1,244,964)
Deferred revenues		(46,308)
Fixed assets		(771,771)
Tax losses and other assets		(15,265,167)

		(22,336,224)

Deferred tax liabilities
Sale and leaseback		41,424
Licenses		110,803
Other		18,779

		171,006
Less: Valuation allowance		11,632,887

Total deferred tax asset, net	Ps.	(10,532,331)

In accordance with Mexican FRS purposes, deferred tax liabilities of Ps. 12,496,344 and Ps. 14,621,075 were recognized at December 31, 2007 and 2008, respectively; and deferred taxes of Ps. 3,395,396 and Ps. 9,296,367 were recognized at December 31, 2007 and 2008, respectively. The deferred tax assets recognized under MFRS in 2007 are the same as those recognized for US GAAP purposes.

Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately Ps. 12,154 million and Ps. 8,999 million at December 31, 2007 and 2008. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject in some cases to both Mexican income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

Determination of the amount of unrecognized deferred income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the liability.

Employee benefit obligation:

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

Additionally, the statement of changes in stockholders’ equity included an increase of Ps. 2,578,451 (Ps. 1,333,487, net of deferred taxes). The components of the plan funded status that is reflected in the consolidated statement of financial position as of December 31, 2007 and 2008 are as follows:

	2007		2008
Defined benefit obligation	Ps.	22,388,403	Ps.	28,831,285
Fair value of plan assets		13,526,767		14,959,431

Under funded status	Ps.	8,861,636	Ps.	13,871,854

Amounts recognized in other accumulated comprehensive income for US GAAP purposes consist of the following:

	2008
Unrecognized actuarial loss	Ps.	1,933,608
Unrecognized post-retirement actuarial loss		644,843

Total	Ps.	2,578,451

Through December 31, 2007, for MFRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112 prior to its amendment by SFAS 158, effective December 31, 2006, which requires companies to recognize changes in the funded status (benefit obligation less fair value of plan assets) in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. Under Mexican FRS, such items are being amortized over the estimated average remaining working lifetime of the Company´s employees.

Transactions between entities under common control and acquisition of non-controlling interest

Mexican FRS requires any difference between the acquisition cost and the carrying value of net assets acquired on transactions between entities under common control be recognized in stockholders equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transaction but are recorded at the lower of net book value or fair value.

Also Mexican FRS, requires that acquisitions of non controlling interests be treated as an equity transaction and any difference between the acquisition cost and the carrying value of the net assets acquired be recognized in equity, whereas under U.S. GAAP, the acquisition of non-controlling interest is treated as a business combination, and any difference between the acquisition cost and the fair value of the net assets acquired is treated as goodwill.

As of December 31, 2007 and 2008, the reconciliation of stockholders’ equity included a Ps.929,459, adjustment each for 2007 and 2008 respectively related to acquisition of non-controlling interests.

Net loss on sale to affiliates

In 2002, the Company recognized in its equity in results of affiliates a gain (América Movil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control; therefore, this gain was considered as additional paid in capital for US GAAP purposes.

Excess of contributed company over cost

In 2002 the remaining percentage of América Móvil´s interest in ATL was contributed to Telecom Américas. Under Mexican FRS, the excess value of ATL was considered as a gain and included under the caption other income, net. For US GAAP purposes since this is considered as a step acquisition, this excess was considered as negative goodwill and netted with the positive goodwill of the other ATL shares acquired in previous years.

Goodwill

Beginning January 1, 2005, due to the adoption of Mexican Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002. Up to December 31, 2004, the Company recognized and accumulated benefit of Ps. 4,483,032, for the non amortization of goodwill, under US GAAP.

Impairment

When performing impairment tests of goodwill, the computation methodologies under Mexican FRS are different than US GAAP. Under Mexican FRS, the Company is allowed to evaluate the carrying value of goodwill and other long-lived assets in the aggregate, recording any potential impairment loss first to goodwill and then to the remaining long-lived assets evaluated. Under Mexican FRS, an impairment loss is recognized whenever the carrying value of these assets exceeds their recoverable value, which is the greater of its net selling price (if it can be readily obtained) and its value in use. These values can be determined through valuation techniques or, in a more practical manner, through a perpetuity value.

Under US GAAP, separate impairments analyses are performed for both, goodwill, indefinite lived intangible assets, and other long-lived assets. SFAS 142 requires a two-step process to identify and quantify the amount of impairment loss to be recognized for goodwill. The first step requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. If fair value of the reporting unit is less than its carrying value, a second step is performed to measure the amount of impairment based on cash-flows.

Differences in both, the aggregation of amounts within the impairment tests and also the differing valuation techniques can at times create different results with respect to impairment under Mexican FRS as compared to US GAAP. In the Company’s 2008 Mexican FRS consolidated financial statements; it recognized Ps 527,770 of impairment related to goodwill of its Honduran operation. It also recorded of Ps. 212,083 of impairment related to intangible assets and property and equipment. Under US GAAP, the fair value of the reporting unit was greater than its carrying value, and thus no impairment was recorded. Therefore, such amounts have been reversed in the US GAAP reconciliations included elsewhere in this note.

Licenses

During 2006, and derived from definitive ruling by the Federal Tax and Administrative Court in favor of one of the Company’s subsidiary, in which established that:

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

Thus, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps. 1,354,070 (Ps. 2,265,931 in investment less Ps. 838,151 in accumulated amortization less cancellation of original net value of license for Ps. 73,710). The increase in the value of the license of Ps. 2,149,509 was settled with a cash payment of Ps. 150,970 and compensating of the additional payments for the annual share of gross revenues in the amount of Ps. 1,998,539, which resulted a net credit to results of operations of Ps. 1,203,100 included in other income, based on the adjusted investment value of the license.

Amortization expense for the remaining eight months period ended December 31, 2006, amounted to Ps. 103,465. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of Ps. 1,099,635.

For U.S. GAAP, the Company would only capitalize the amount paid in cash, as the compensation of the additional payments was made with the same entity and did not generate any cash flows.

Furthermore, the amortization expense is not adjusted retrospectively; rather, the new net value of the license under U.S. GAAP, in the amount of Ps. 224,680 is amortized over the remaining term of the license. The U.S. GAAP reconciliations show the reversal of adjustments made under Mexican FRS, in the amount of Ps. 1,099,635, (credit of Ps. 1,203,100 less amortization expenses of Ps. 103,465) and amortization expense to be recognized under U.S. GAAP in the amount of Ps. 18,086 for 2006 and a decrease in the amortization expense for 2007 and 2008 in the amount of Ps. 127,399 and Ps. 127,526, respectively.

Non-controlling Interest:

In conformity with MFRS, the share of net income corresponding to non-controlling interests is not deducted to arrive to the Company’s net income, and it is also presented as a component of stockholders’ equity in our balance sheet, immediately after the caption total majority stockholders’ equity. For U.S. GAAP purposes, non-controlling interest is excluded from the Company’s net income and from stockholders’ equity and included as a “mezzanine item” in the balance sheet. As a result of the above, for US GAAP purposes the Company reclassified non-controlling interest from stockholders’ equity, decreasing its total stockholders’ equity by Ps. 633,700 and Ps. 656,482 at December 31, 2007 and 2008, respectively. In addition, non-controlling interest as reported in the income statement under Mexican FRS in the statement of operations of Ps. (87,517), Ps.(109,822) and Ps. (89,892) in 2006, 2007 and 2008, respectively have been excluded from net income in the income statement reconciliation.

Other accumulated comprehensive income (loss)

The cumulative effects of the surplus are as a follows:

Concept	2007		2008
Restatement of stockholders´ equity	Ps.	825,749
Deferred taxes on the difference between indexed cost and replacement cost		3,380,202		—
Actuarial loss, net of deferred taxes				(1,333,486)
Effect of translation of foreign entities		8,656,455		20,701,000

	Ps.	12,862,406	Ps.	19,367,514

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

Application of EITF 01-9 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of Ps. 11,496,108, Ps.12,245,020 and Ps. 14,942,712 for the years ended December 31, 2006, 2007 and 2008, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

EITF 00-21 “Accounting for revenue arrangements with multiple deliverables” addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. For America Móvil, this rule became effective for sales agreements entered into beginning January 1, 2004.

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

Effective January 1, 2008, and as a result of adopting Standard B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the restated amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, including depreciation, with one exception for the adjustments in the valuation of property plant and equipment previously mentioned in this note.

EITF 06-3

In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF Issued No. 06-3 (EITF 06-3), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-3 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in company´s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 became effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with its accounting policy of net presentation; therefore, the adoption of EITF 06-3 did not have any impact on our financial condition or results of operations.

Fair value measurement (FASB Statement 157):

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 was effective for us on January 1, 2008 for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in our consolidated financial statements on a recurring basis (at least annually). For all other nonfinancial assets and liabilities, this statement is effective for us on January 1, 2009 as it relates to our financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in its consolidated financial statements on a recurring basis (at least annually).

The following table summarize the effects under SFAS 157 as of December 31,2008:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
Assets
Derivative assets		3,125,214		3,125,214

Total	—	3,125,214		3,125,214

Liabilities
Debt	72,982,560	61,337,806		134,320,366

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (Cross currency MID, IRS discount and Libor) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets, they are considered Level 2.

Debt: The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2 and the Company uses quoted prices in active markets in its valuation of the senior notes, they are considered Level 1.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosures about fair value of financial instruments, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2008 and 2007. As of December 31, 2008, the carrying value of total debt is Ps. 143,486,448 (Ps. 104,752,394 at December 31, 2007) and the fair value is Ps. 134,320,366 (Ps. 100,757,845 at December 31, 2007).

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2006		2007		2008
Net income before non-controlling interest as reported under Mexican FRS	Ps.	44,509,465	Ps.	58,697,333	Ps.	59,575,394
U.S. GAAP adjustments:
Capitalized interest of net financing cost		974,757		(21,851)		(5,764,559)
Depreciation of capitalized interest		(346,648)		(424,143)		346,528
Deferred income tax on U.S. GAAP adjustments		(1,948,894)		(57,859)		2,272,321
Difference between the restatement of depreciation expense base on specific indexation factors and on the basis of the NCPI		(1,922,245)		(3,072,871)		(2,668,181)
Deferred employee profit sharing on U.S. GAAP adjustments		440,421		138,151		(376,804)
Increase in value on licenses		(1,099,635)
Effects of inflation accounting on U.S. GAAP adjustments		137,081		142,735
Reversal of the impairment recognized under MFRS		—		—		739,853
Non-controlling interest		(87,517)		(109,822)		(89,892)
Gain on license, net		(18,086)		127,399		127,526

Total U.S. GAAP adjustments, net		(3,870,766)		(3,278,261)		(5,413,208)

Net income under U.S. GAAP	Ps.	40,638,699	Ps.	55,419,072	Ps.	54,162,186

Weighted average of common shares outstanding as of December 31,		35,459		35,149		34,220

Earnings per share under U.S. GAAP (in pesos)	Ps.	1.15	Ps.	1.58	Ps.	1.58

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference amortization of licenses, and deferred employee profit sharing operating income under U.S. GAAP totaled Ps. 59,338,859, Ps.79,040,764 and Ps. 92,975,218 in 2006, 2007 and 2008, respectively.

	December 31,
	2007		2008
Total stockholders’ equity under Mexican FRS	Ps.	126,857,770	Ps.	144,924,549
U.S. GAAP adjustments:
Capitalized interest or net financing cost		4,630,554		(1,134,005)
Accumulated depreciation of capitalized interest or net financing cost		(1,882,584)		(1,536,056)
Deferred income tax from U.S GAAP		(3,789,952)		(770,541)
Deferred employee profit sharing from US GAAP		17,014		(359,790)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		1,143,336		396,246
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		7,591,929		4,923,748
Actuarial loss				(2,578,451)
Deferred taxes on actuarial loss				1,244,964
Non-amortization of goodwill		4,483,032		4,483,032
Application of additional negative goodwill of ATL to Goodwill		(755,143)		(755,143)
EITF 00-21		(521,915)		(521,915)
Net gain on sale to affiliate		(53,329)		(53,329)
Reversal of net gain on licenses		(1,099,635)		(1,099,635)
Amortization expense of licenses		109,313		236,839
Cancellation of the impairment registered under MFRS				739,853
Deferred taxes for effect translation of foreign entities				2,825,486
Non-controlling interest		(633,700)		(656,483)
Acquisition non-controlling interest		929,459		929,459

Total U.S. GAAP adjustments, net		10,168,379		6,314,279

Total stockholders’ equity under U.S. GAAP	Ps.	137,026,149	Ps.	151,238,828

U.S. GAAP adjustments for 2007 in the reconciliation of stockholders´ equity are net of effects of inflation on monetary items.

Recent accounting pronouncements

FAS 160

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent´s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. At December 31, 2008, the Company had Ps. 656,482 of noncontrolling interest under Mexican FRS that has been treated as a difference between Mexican FRS and US GAAP.

FAS 141 (R)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141 (R)). FAS 141 (R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related cost) be recognized separately from the acquisition. In addition, in accordance with Statement of Financial Accounting Standards No. 141, “Business combinations” (FAS 141), restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141 (R) requires the acquirer to recognized those costs separately from the business combination. FAS 141 (R) is effective for the Company in 2009, and its impact will vary with each acquisition.

FAS 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (FAS 161). FAS 161 requires enhanced disclosures about an entity´s derivatives and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. FAS 161 is expected to increase annual disclosures but will not have an impact on the Company’s financial position and results of operations.

FSP FAS 142-3

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that FSP FAS 142-3 will have in its accounting for intangible assets.

FSP 157-3

In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Assets When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. FSP 157-3 is effective immediately but is not expected to have a material impact on financial position or results of operations of the Company.

EITF 08-6

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with Accounting Principles Board Opinion No. 18. EITF 08-6 is effective on a prospective basis for transactions in an investee´’s shares occurring or impairments recognized in fiscal years beginning on or after December 15, 2008. This EITF is not expected to have a material impact on the Company’s financial position and results of operations.

EITF 08-7

In November 2008, the EITF reached a consensus on EITF 08-7 “Accounting for Defensive Intangible Assets”. EITF 08-7 provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that fair value of the defensive intangible asset diminishes. EITF 08-7 is effective on a prospective basis for transactions occurring in fiscal years beginning on or after December 15, 2008. This EITF is not expected to have a material impact on the Company´s financial position and results of operations.

FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No. 132(R), “Employers´ Disclosures about Pensions and Other Postretirement Benefit” (FAS132(R)). This FASB Staff Position replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amends FASB Statement 157, “Fair Value Measurements” (FAS 157), to clarify that defined benefits pension or other postretirement plan assets not subject to FAS 157´s disclosure requirements. FSO FAS 132(R)-1 is effective for fiscal years ending after December 2009. This FSP will significantly increase the amount of disclosures for plan assets in the Company´s 2009 Annual Report and its 2009 Financial Statements.

FAS 166

FASB Statement No. 166 “Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140” (“FAS 166”) provides for the removal of the concept of a qualifying special-purpose entity from FAS 140 and removes the exception from applying FIN 46R, to qualifying special-purpose entities. It also clarifies that one objective of FAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in FAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166. FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

FAS 167

The FASB’s objective in issuing FAS 167 “Amendments to FIN 46R” is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R, Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. Y SUBSIDIARIAS

Consolidated Statement of Changes in Stockholders´ Equity

Under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008

(Thousands of pesos)

	Capital Stock		Retained earnings						Other accumulated comprehensive income		Comprehensive income		Total
			Legal reserve		Unappropriated		Total
Balances at December 31, 2005	Ps.	37,026,973	Ps.	487,667	Ps.	55,663,454	Ps.	56,151,121	Ps.	(922,770)			Ps.	92,255,324
Cash purchase of Company’s own shares		(9,624)				(7,789,304)		(7,789,304)						(7,798,928)
Dividends paid						(2,289,219)		(2,289,219)						(2,289,219)
Comprehensive income:
Net income for the year						40,638,699		40,638,699			Ps.	40,638,699		40,638,699
Other comprehensive income:
Effect of translation of foreign entities										1,334,009		1,334,009		1,334,009
Current year valuation of swaps										53,138		53,138		53,138
Current year valuation of available-for-sale										371,183		371,183		371,183
Deferred taxes allocate to equity, net of effect of inflation										344,427		344,427		344,427

Comprehensive income											Ps.	42,741,456

Balances at December 31, 2006		37,017,349		487,667		86,223,630		86,711,297		1,179,987				124,908,633
Cash purchase of Company’s own shares		(3,359)				(12,853,079)		(12,853,079)						(12,856,438)
Dividends paid						(42,127,537)		(42,127,537)						(42,127,537)
Comprehensive income:
Net income for the year						55,419,072		55,419,072			Ps.	55,419,072		55,419,072
Other comprehensive income:
Effect of translation of foreign entities										10,143,715		10,143,715		10,143,715
Deferred taxes allocate to equity, net of effect of inflation										1,538,704		1,538,704		1,538,704

Comprehensive income											Ps.	67,101,491

Balances at December 31, 2007		37,013,990		487,667		86,662,086		87,149,753		12,862,406				137,026,149
Effect of adoption of B-10						4,205,951		4,205,951		(4,205,951)
Cash purchase of Company’s own shares		(19,558)				(41,736,011)		(41,736,011)						(41,755,569)
Dividends paid						(8,904,997)		(8,904,997)						(8,904,997)
Comprehensive income:
Net income for the year						54,162,186		54,162,186			Ps.	54,162,186		54,162,186
Other comprehensive income:
Effect of translation of foreign entities										12,044,545		12,044,545		12,044,545
Actuarial loss, net of deferred taxes										(1,333,486)		(1,333,386)		(1,333,386)

Comprehensive income											Ps.	64,873,345

Balances at December 31, 2008	Ps.	36,994,432	Ps.	487,667	Ps.	94,389,215	Ps.	94,876,882	Ps.	19,367,514			Ps.	151,238,828

23.- Supplemental Guarantor Information

As mentioned in Note 14, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2006 and 2007 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2008 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican FRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican FRS and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on stand alone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2007
Current assets:
Cash and cash equivalents	Ps.	600,142	Ps.	474,790	Ps.	10,897,187			Ps.	11,972,119
Short-term investments				49,931						49,931
Accounts receivable, net		14,364,119		13,414,437		29,818,695	Ps.	(12,840,913)		44,756,338
Related parties		42,807		3,870,165		64,196,526		(66,774,888)		1,334,610
Inventories, net				8,566,720		13,243,697		(750,387)		21,060,030
Other current assets				261,456		1,244,968				1,506,424
Plant property and equipment, net				18,839,728		148,244,178				167,083,906
Investments in associates and others		248,285,135		42,023,434		38,907,355		(328,626,309)		589,615
Intangible assets, net		213,052		8,999,187		91,556,103				100,768,342
Total assets		263,505,255		96,499,848		398,108,709		(408,992,497)		349,121,315
Liabilities:
Short-term debt		13,933,100		2,508,000		3,511,807				19,952,907
Current liabilities		45,016,440		52,396,256		77,394,952		(78,702,180)		96,105,468
Long-term debt		69,515,147				15,284,340				84,799,487
Other non-current liabilities		8,816,498		3,277,852		9,565,602		(254,269)		21,405,683
Total liabilities		137,281,185		58,182,108		105,756,701		(78,956,449)		222,263,545
Total majority stockholders’ equity		126,224,070		38,317,740		291,058,956		(329,376,696)		126,224,070
Non-controlling interest						1,293,052		(659,352)		633,700
Total stockholder’s equity under Mexican FRS		126,224,070		38,317,740		292,352,008		(330,036,048)		126,857,770
Total liabilities and stockholders’ equity	Ps.	263,505,255	Ps.	96,499,848	Ps.	398,108,709	Ps.	(408,992,497)	Ps.	349,121,315

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	December 31, 2008
Current assets:
Cash and cash equivalents	Ps.	2,818,138	Ps.	68,061	Ps.	19,205,940			Ps.	22,092,139
Short-term investments
Accounts receivable, net		15,835,097		10,837,824		29,222,969				55,895,890
Related parties		2,671,532		43,788,755		144,711,429		(190,118,920)		1,052,796
Inventories, net				13,213,184		24,079,922		(5,487,964)		31,805,142
Other current assets				374,967		2,264,945				2,639,912
Plant property and equipment, net				18,574,776		191,322,044				209,896,820
Investments in associates and others		312,276,188		37,617,832		36,084,169		(385,188,577)		789,612
Intangible assets, net		365,236		6,934,203		104,004,275		(20,555)		111,283,159
Total assets		333,966,191		131,409,602		550,895,693		(580,816,016)		435,455,470
Liabilities:
Short-term debt		19,663,882				7,067,473				26,731,355
Current liabilities		56,657,539		95,720,683		158,218,380		(189,531,851)		121,064,751
Long-term debt		103,428,129				13,326,964				116,755,093
Other non-current liabilities		9,948,574		394,362		16,223,855		(587,069)		25,979,722
Total liabilities		189,698,124		96,115,045		194,836,672		(190,118,920)		290,530,921
Total majority stockholders’ equity		144,268,067		35,294,557		355,062,516		(390,357,073)		144,268,067
Non-controlling interest						996,505		(340,023)		656,482
Total stockholder’s equity under Mexican FRS		144,268,067		35,294,557		356,059,021		(390,697,096)		144,924,549
Total liabilities and stockholders’ equity	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693		Ps.(580,816,016)	Ps.	435,455,470

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2006
Condensed consolidating statements of operations:
Total revenues	Ps.	332,766	Ps.	89,679,762	Ps.	239,848,904	Ps.	(86,856,567)	Ps.	243,004,865
Total cost and expenses operating		96,672		92,952,977		167,820,780		(78,899,744)		181,970,685
Operating income (loss)		236,094		(3,273,215)		72,028,124		(7,956,823)		61,034,180
Interest income (expense), net		(4,744,861)		115,726		(159,329)				(4,788,464)
Exchange (loss) gain, net		(1,025,571)		66,754		3,280,055				2,321,238
Monetary effect, net		2,469,699		1,125,259		253,137				3,848,095
Other financing cost, net		(364,922)				(1,043,967)				(1,408,889)
Other income (expense), net		224,740		1,368,970		(1,110,039)				483,671
Taxes on profits		(663,722)		418,529		17,263,337				17,018,144
Equity interest in net (loss) income of associates		46,963,048		13,723,988		12,746,730		(73,395,988)		37,778
Net income before non-controlling interest	Ps.	44,421,949	Ps.	12,708,953		68,731,374		(81,352,811)		44,509,465
Non-controlling interest net income (loss)					Ps.	(85,403)	Ps.	(2,114)	Ps.	(87,517)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2007
Total revenues			Ps.	99,606,447	Ps.	287,132,153	Ps.	(75,158,838)	Ps.	311,579,762
Total cost and expenses operating	Ps.	88,923		98,230,816		203,540,502		(75,474,817)		226,385,424
Operating (loss) income (loss)		(88,923)		1,375,631		83,591,651		315,979		85,194,338
Interest (expense) income, net		(6,028,566)		(1,190,976)		2,482,840				(4,736,702)
Exchange (loss) gain, net		(276,885)		287,693		2,452,634				2,463,442
Monetary effect, net		3,733,528		908,022		396,856				5,038,406
Other financing cost, net		(328,013)				(2,816,154)		(8,464)		(3,152,631)
Other income (expense), net		16,512		(399,206)		(3,330,180)				(3,712,874)
Taxes on profits		2,131,098		690,032		19,633,137				22,454,267
Equity interest in net (loss) income of associates		63,690,955		12,343,520		12,692,273		(88,669,127)		57,621
Net income before non-controlling interest	Ps.	58,587,510	Ps.	12,634,652		75,836,783		(88,361,612)		58,697,333
Minority net income Non-controlling interest					Ps.	(99,487)	Ps.	(10,335)	Ps.	(109,822)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2008
Condensed consolidating statements of operations:
Total revenues			Ps.	114,269,248	Ps.	312,037,256	Ps.	(80,651,596)	Ps.	345,654,908
Total cost and expenses operating		241,634		99,473,200		230,926,164		(80,532,237)		250,108,761
Operating income (loss)		(241,634)		14,796,048		81,111,092		(119,359)		95,546,147
Interest income (expense), net		(7,983,819)		(1,529,055)		2,976,702				(6,536,172)
Exchange (loss) gain, net		(20,675,528)		(5,231,987)		12,221,092				(13,686,423)
Other financing cost, net		1,327,253				5,030,469				6,357,722
Other income (expense), net		1,662,073		(348,726)		(1,979,541)		(1,660,765)		(2,326,959)
Taxes on profits		5,452,360		2,050,761		12,385,216				19,888,337
Equity interest in net (loss) income of associates		90,849,517		4,598,414		10,343,350		(105,681,865)		109,416
Net income before non-controlling interest	Ps.	59,485,502	Ps.	10,233,933		97,317,948		(107,461,989)		59,575,394
Non-controlling interest net income (loss)					Ps.	(93,169)	Ps.	3,277	Ps.	(89,892)

Condensed consolidating Statements in Financial Position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	At December 31, 2006
Operating activities:
Net income before non-controlling interest	Ps.	44,421,948	Ps.	12,708,952	Ps.	68,731,376	Ps.	(81,352,811)	Ps.	44,509,465
Non-cash items		(46,963,048)		(10,161,393)		11,676,306		73,395,989		27,947,854
Changes in operating assets and liabilities:		86,970,676		3,646,753		(91,634,656)		4,058,865		2,630,103
Resources (used in) provided by operating activities		84,429,576		6,194,312		(11,638,510)		(3,897,957)		75,087,422
Financing activities:
Bank loans, net		20,915,537		(618,155)		5,326,315		(894,092)		24,729,605
Dividends declared		(2,289,219)		(17,114,973)				17,114,973		(2,289,219)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(7,798,928)		2,682,975				(2,682,975)		(7,798,928)
Resources (used in) provided by financing activities		10,827,390		(15,050,153)		5,326,315		13,537,906		14,641,458
Investing activities:
Investment in telephone plant				(4,127,859)		(43,329,612)				(47,457,471)
Investment in subsidiaries and associates		(79,740,815)		15,272,701		59,493,078		(10,534,042)		(15,509,078)
Acquisitions, net of cash acquired						4,249,986				4,249,986
Investment in trademarks						(214,203)				(214,203)
Investment in licenses				(150,970)		(485,063)				(636,033)
Resources provided by (used in) investing activities		(79,740,815)		10,993,872		19,714,186		(10,534,042)		(59,566,799)
Net (decrease) increase in cash and cash equivalents		15,516,151		2,138,031		13,401,991		(894,092)		30,162,081
Cash and cash equivalents at Beginning of the Period		622,295		640,828		11,532,552				12,795,675
Cash and cash equivalents at end of the period	Ps.	16,138,446	Ps.	2,778,859	Ps.	24,934,543	Ps.	(894,092)	Ps.	42,957,756

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	At December 31, 2007
Operating activities:
Net income before non-controlling interest	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333
Non-cash items		(58,775,022)		(6,432,623)		23,386,792		88,669,128		46,848,275
Changes in operating assets and liabilities:		17,550,628		3,879,664		(27,172,072)		750,385		(4,965,923)
Resources (used in) provided by operating activities		17,363,116		10,081,693		72,076,975		1,057,901		100,579,685
Financing activities:
Bank loans, net		(18,078,839)		(94,050)		1,289,941				(16,882,948)
Dividends declared		(42,127,537)		(15,805,085)		(40,152,560)		55,957,645		(42,127,537)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,856,438)		12,496,523				(12,496,523)		(12,856,438)
Resources (used in) provided by financing activities		(73,062,814)		(3,402,612)		(38,862,619)		43,461,122		(71,866,923)
Investing activities:
Investment in telephone plant				(2,899,298)		(35,955,503)				(38,854,801)
Investment in subsidiaries and associates		40,161,394		(6,083,852)		9,429,260		(43,624,931)		(118,129)
Investment in securities available-for-sale						(789,100)				(789,100)
Acquisitions, net of cash acquired						(19,464,035)				(19,464,035)
Investment in trademarks						26,811				26,811
Investment in licenses						(499,145)				(499,145)
Resources provided by (used in) investing activities		40,161,394		(8,983,150)		(47,251,712)		(43,624,931)		(59,698,399)
Net (decrease) increase in cash and cash equivalents		(15,538,304)		(2,304,069)		(14,037,356)		894,092		(30,985,637)
Cash and cash equivalents at Beginning of the Period		16,138,446		2,778,859		24,934,543	Ps.	(894,092)		42,957,756
Cash and cash equivalents at end of the period	Ps.	600,142	Ps.	474,790	Ps.	10,897,187			Ps.	11,972,119

Condensed consolidated statements of cash flow:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	At December 31, 2008
Operating activities:
Net income before income taxes	Ps.	64,937,861	Ps.	12,284,695	Ps.	109,703,164	Ps.	(107,461,989)	Ps.	79,463,731
Non-cash items		(85,864,452)		4,005,441		35,487,672		105,681,866		59,310,527
Changes in operating assets and liabilities:		3,306,588		(5,098,457)		(21,442,967)		2,114,586		(21,120,250)
Resources (used in) provided by operating activities		(17,620,003)		11,191,679		123,747,869		334,463		117,654,008
Investing activities:
Investment in telephone plant				(4,602,427)		(52,531,530)				(57,133,957)
Investment in licenses						(13,736,502)				(13,736,502)
Dividends gain		35,700,000		10,000,000		14,000,000		(59,700,000)
Investment in subsidiaries and affiliated companies				(255,319)				255,319
Revenue on sale of fixed assets				1,250		74,288				75,538
Acquired companies, cash net						(479,090)				(479,090)
Resources (used in) provided by Investing activities		35,700,000		5,143,504		(52,672,834)		(59,444,681)		(71,274,011)
Financing activities:
Bank loans, net		40,476,978		(2,508,000)		(17,646,953)				20,322,025
Interest Paid		(5,890,802)		(233,912)		(1,980,428)				(8,105,142)
Repurchase and others		(41,632,608)								(41,632,608)
Dividends paid		(8,815,570)		(14,000,000)		(45,110,218)		59,110,218		(8,815,570)
Resources provided by (used in) financing activities		(15,862,002)		(16,741,912)		(64,737,599)		59,110,218		(38,231,295)
Effect of gain on changes in local currency						1,971,318				1,971,318
Net (decrease) increase in cash and cash equivalents		2,217,995		(406,729)		8,308,754				10,120,020
Cash and cash equivalents at Beginning of the Period		600,142		474,790		10,897,187				11,972,119
Cash and cash equivalents at end of the period	Ps.	2,818,137	Ps.	68,061	Ps.	19,205,941			Ps.	22,092,139

Guarantor US GAAP reconciliation of net income and stockholder’s equity

As discussed at the beginning of Note 22, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10).

Summary

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the consolidated financial statements of the Company, are those of the Guarantor, and are basically the same as those described in Note 22, except for the adjustments applied directly to the sub-holdings companies as the non amortization of goodwill, non-controlling interest, gains or losses on sales to affiliates and the reversal of the impairment recognized under Mexican FRS.

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2006		2007		2008
Net income before non-controlling interest as reported under Mexican FRS	Ps.	12,708,953	Ps.	12,634,652	Ps.	10,233,934
U.S. GAAP adjustments:
Capitalized interest of net financing cost, net		(156,093)		(144,559)		(128,107)
Deferred income tax and employee profit Sharing adjustments		981,757		387,873		(234,376)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(350,958)		(344,699)		(609,187)
Other items, net		(174,429)		38,765
Effects of inflation accounting on U.S. GAAP adjustments		7,663		16,896		—
Increase in value on licenses		(1,099,635)				127,525
Effects of U.S. GAAP adjustments on subsidiaries, net		(49,707)		(107,145)		129,627

Total U.S. GAAP adjustments, net		(841,402)		(152,869)		(714,518)

Net income under U.S. GAAP	Ps.	11,867,551	Ps.	12,481,783	Ps.	9,519,416

	December 31,
	2007		2008
Total stockholders’ equity under Mexican FRS	Ps.	38,317,740	Ps.	35,294,558
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		277,707		149,600
Deferred income tax and employee profit sharing adjustments		(82,242)		(316,618)
Difference between the restatement of fixed assets based on Specific indexation factors and on the basis of the NCPI		1,918,782		1,309,595
EITF 00-21		437,739)		(437,739)
Reversal of net gain on licenses		(990,322)		(862,797)
Effect of U.S. GAAP adjustments on subsidiaries, net		285,589		(630,235)

Total U.S. GAAP adjustments, net		971,775		(788,194)

Total stockholders’ equity under U.S. GAAP	Ps.	39,289,515	Ps.	34,506,364