Form 20-F
period 2009-12-31
AMERICA MOVIL SAB DE CV/
filed 2010-05-25
CIK 1129137

As filed with the Securities and Exchange Commission on May 25, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2009

Commission file number: 1-16269

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

México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange (for listing purposes only)
American Depositary Shares, each representing 20 A Shares, without par value	NASDAQ National Market
A Shares, without par value	NASDAQ National Market (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2009:

11,712 million	AA Shares
451 million	A Shares
20,121 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

SELECTED FINANCIAL DATA

This annual report includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas or “Mexican FRS”) and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total shareholder’s equity and a cash flow statement for the year ended December 31, 2007 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See Note 2f to our audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We have begun presenting financial statements in accordance with IFRS for the year ended December 31, 2010, with an official IFRS “adoption date” as of December 31, 2010 and a “transition date” to IFRS of January 1, 2009.

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

This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

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

	As of and for the year ended December 31,(1)
	2005(10)(12)	2006(10)(12)	2007(10)(11)(12)	2008(10)(12)	2009(10)	2009
	(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data)(2)					(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.196,638	Ps.243,005	Ps.311,580	Ps.345,655	Ps.394,711	U.S.$	30,225
Operating costs and expenses	159,928	181,971	226,386	250,109	290,502		22,246
Depreciation and amortization	22,955	27,884	40,406	41,767	53,082		4,065
Operating income	36,710	61,034	85,194	95,546	104,209		7,980
Comprehensive financing (income) cost	2,790	28	387	13,865	2,982		228
Net income	33,127	44,509	58,697	59,575	76,998		5,896
Earnings per share:
Basic(3)	0.92	1.25	1.67	1.74	2.35		0.18
Diluted(3)	0.92	1.25	1.67	1.74	2.35		0.18
Dividends declared per share(4)	0.37	0.10	1.20	0.26	0.80		0.06
Dividends paid per share(5)	0.37	0.12	1.20	0.26	0.80		0.06
Weighted average number of shares outstanding (millions)(6):
Basic	35,766	35,459	35,149	34,220	32,738
Diluted	35,766	35,459	35,149	34,220	32,738

U.S. GAAP
Operating revenues(7)	Ps.183,417	Ps.231,509	Ps.299,335	Ps.330,712	Ps.377,589	U.S.$	28,915
Operating costs and expenses	149,415	172,170	220,294	237,737	275,392		21,089
Depreciation and amortization	25,037	30,020	46,698	43,961	55,139		4,222
Operating income	34,002	59,339	79,041	92,975	102,198		7,826
Comprehensive financing (income) cost	(140)	(1,084)	(267)	19,629	2,864		219
Net income	33,102	40,726	55,529	54,252	74,360		5,694
Earnings per share:
Basic(3)	0.92	1.15	1.58	1.58	2.27		0.17
Diluted(3)	0.92	1.15	1.58	1.58	2.27		0.17

(see footnotes on following page)

	As of and for the year ended December 31,(1)
	2005(10)(12)	2006(10)(12)	2007(10)(11)(12)	2008(10)(12)	2009(10)(12)	2009
	(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007, except share and per share data)(2)					(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.120,734	Ps.143,090	Ps.167,084	Ps.209,897	Ps.227,049	U.S.$	17,387
Total assets	249,171	328,325	349,121	435,455	453,008		34,690
Short-term debt and current portion of long-term debt	22,176	26,214	19,953	26,731	9,168		702
Long-term debt	68,346	89,038	84,799	116,755	101,741		7,791
Total stockholders’ equity(8)	77,909	113,747	126,858	144,925	177,906		13,624
Capital stock	36,565	36,555	36,552	36,532	36,524		2,797
Number of outstanding shares (millions)(6)(9)
AA Shares	10,915	10,859	11,712	11,712	11,712
A Shares	761	571	547	480	451
L Shares	23,967	23,872	22,638	21,058	20,121

U.S. GAAP
Property, plant and equipment, net	Ps.136,871	Ps.156,449	Ps.177,424	Ps.212,264	Ps.227,349	U.S.$	17,410
Total assets	268,479	349,564	363,075	443,544	459,164		35,161
Short-term debt and current portion of long-term debt	22,176	26,213	19,953	26,731	9,168		702
Long-term debt	68,346	89,037	84,799	116,755	101,741		7,791
Capital stock	37,026	37,017	37,014	36,994	36,986		2,832
Equity	93,359	125,593	137,660	151,895	190,051		14,554

Subscriber Data:
Number of subscribers (in thousands)	93,329	124,776	157,287	186,568	204,761
Subscriber growth	52.70%	33.70%	23.20%	18.60%	9.8%

Ratio of Earnings to Fixed Charges:
Mexican FRS(13)	4.6	7.2	9.0	7.6	9.9
U.S. GAAP(14)	4.5	7.0	8.7	7.5	9.7

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this annual report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.
(2)	Except per share, share capital and subscriber data.
(3)	We have not included earnings or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005, 2007 and 2009 include special dividends of Ps. 0.30 per share, Ps. 1.00 per share and Ps. 0.50 per share, respectively.
(5)	Nominal amounts (except for 2009). For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All L Share figures have been adjusted retroactively to reflect a reduction in L Shares as a result of our merger with Amtel. The increase in AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive L Shares or AA Shares.

(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of ASC 605-50, “Customer Payments and Incentives,” which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application of ASC 605-25, “Multiple Element Arrangements,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 21 to our audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.
(10)	Notes 2z.1 and 2z.3 to our audited consolidated financial statements describe new accounting pronouncements under Mexican FRS that came into force in 2008 and 2009. The pronouncements that became effective on January 1, 2008 and 2009, were fully implemented in the financial statements included in this annual report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009.
(11)	Beginning in 2007, we capitalize interest under Mexican FRS.
(12)	Net income and shareholder’s equity information under U.S. GAAP for prior years were retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. ASC 810 states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.
(13)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Through December 31, 2006, for Mexican FRS purposes, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(14)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

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

Period	High	Low	Average(1)	Period End
2005	11.4110	10.4135	10.8680	10.6275
2006	11.4600	10.4315	10.9023	10.7995
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
November	13.3754	12.8585
December	12.6318	13.0775
2010
January	13.0285	12.6500
February	13.1940	12.7987
March	12.7410	12.3005
April	12.4135	12.1556

(1)	Average of month-end rates.

On May 14, 2010, the noon buying rate was Ps. 12.5820 to U.S.$1.00.

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

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

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

•

In Brazil, our business is regulated principally by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) and may be adversely affected by its actions or changes in its regulations. In particular, Anatel has defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect during 2010. Anatel published during the first quarter of 2010 a public consultation determining that economic groups with more than 20% of market share will be considered to have significant market power only for purposes of interconnection fees. Should this proposal be approved, we will be deemed to be an economic group with significant market power, which may affect the results of our Brazilian operations. If approved by Anatel, the effects of the public consultation will take place during 2010, thus becoming Anatel regulation.

•

In Colombia, the Colombian Ministry of Information and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones, or “Ministry of Communications”) and the Colombian Communications Regulation Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for regulating and overseeing the telecommunications sector, including cellular operations. In September 2009, the CRC issued a series of resolutions stating that Comunicación Celular, S.A. (“Comcel”), our Colombian subsidiary, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRC made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009. These regulations will limit Comcel’s flexibility in offering pricing plans to its customers, but we cannot predict the effects on its financial performance. See “Legal Proceedings—Comcel Dominant Position” under Item 8.

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

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Cofetel is authorized to impose specific requirements as to rates, service quality and information on any wireless operator that is determined by Cofeco to have substantial market power in a specific market. In two investigations, Cofeco has issued resolutions concluding that Telcel has substantial market power in the national mobile telephone services relevant market. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel might take in response to determinations by Cofeco. We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

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

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction. We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but were subsequently prohibited from acquiring this additional spectrum based on restrictions imposed by Cofeco. On January 6, 2010, Cofetel published conditions for spectrum auctions. In April 2010, both Cofetel and Cofeco authorized Telcel’s participation in the aforesaid auctions.

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

In Mexico, the Mexican Telecommunications Law also gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

We continue to look for investment opportunities, and any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunication companies worldwide, primarily in Latin America and the Caribbean, including in markets where we are already present, and we often have several possible acquisitions under consideration. For example, we may pursue further market consolidation opportunities in Argentina and Brazil depending on their terms and conditions. Any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

We may be unsuccessful in addressing the challenges and risks presented by our investments in countries outside Mexico

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America and the Caribbean. Whereas Mexico accounted for 63.0% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 29.4% of our total wireless subscribers as of December 31, 2009 and 36.1% of our consolidated revenues during 2009. During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE S.A. and BCP S.A. (now Claro S.A.), increased its share of our total wireless subscribers from 16.3% as of December 31, 2002 to 22.1% as of December 31, 2009, and it accounted for 20.6% of our consolidated revenues during 2009. These investments outside Mexico may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, for example, there are pending administrative investigations into whether Telcel has substantial market power and whether it has engaged in monopolistic practices, and there are legal proceedings regarding rates for interconnection with other operators. In Brazil, there are pending regulatory proceedings regarding the calculation of inflation-related adjustments due under our concessions with Anatel. In Colombia, there are administrative proceedings against Comcel regarding alleged anti-competitive behavior. Our significant litigation is described in “Legal Proceedings” under Item 8.

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

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis for the twelve-month period ended December 31, 2008 was 2.8% and for the twelve-month period ended December 31, 2009 was 3.0%. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Apple, Nokia, Research in Motion (RIM), Sony-Ericsson, Huawei, Motorola, LG and Samsung, to provide us with handsets and network equipment, which we need to operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

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

Failure to acquire a substantial majority of the outstanding capital stock of Telmex Internacional through the ongoing exchange offers for shares of Telmex Internacional and Carso Global Telecom would affect our ability to complete any post-closing changes in the corporate structure of the combined company, which could reduce or delay the cost savings or revenue benefits to the combined company

On May 11, 2010, we commenced two separate but concurrent offers to acquire outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) and Carso Global Telecom, S.A.B. de C.V. (“CGT”). Unless they are extended, the offers are scheduled to expire on June 10, 2010. Consummation of the offer to acquire shares of Telmex Internacional is not conditioned on participation by a minimum number of shares of Telmex Internacional. In addition, pursuant to Mexican law, we will not be in a position to cause the delisting of such shares from the Mexican Stock Exchange and deregistration of such shares from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) unless, among other things, we obtain at least 95% of the issued and outstanding shares of Telmex Internacional (the level of shareholder approval required for delisting and deregistration under Mexican law). If we acquire less than 100% of the outstanding shares of Telmex Internacional, the existence of minority shareholders at Telmex Internacional, and the continuing listing and registration of Telmex Internacional may generate additional expenses and result in administrative inefficiencies. We may also be required to maintain separate audit and corporate practices committees at the boards of directors of América Móvil and Telmex Internacional, and we may be subject to separate reporting requirements with the Mexican Stock Exchange. In addition, all transactions between Telmex Internacional and us could be subject to additional requirements under Mexican law, which may limit our ability to achieve certain savings and to conduct the joint operations as a single business unit in order to achieve our strategic objectives, such as effecting certain changes in the corporate structure of Telmex Internacional and its subsidiaries that could result in significant benefits to the combined company. As a result, it may take longer and be more difficult to effect any post-closing changes in corporate structure and the full amount of the cost synergies and revenue benefits for the combined company may not be obtained or may only be obtained over a longer period of time. This may adversely affect our ability to achieve the expected amount of cost synergies and revenue benefits after the offer to acquire outstanding shares of Telmex Internacional is completed.

If we complete the ongoing exchange offers for shares of Telmex Internacional and CGT, we may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the offers and our results of operations, financial condition and the price of our shares may suffer

Our acquisition of Telmex Internacional may not achieve the business growth opportunities, revenue benefits, cost savings and other benefits we anticipate. We believe the offer consideration is justified by these benefits we expect to achieve by combining our operations with those of Telmex Internacional. However, these benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

We may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations. Each of América Móvil and Telmex Internacional is subject to extensive government regulation, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. For example, in Brazil, América Móvil’s and Telmex Internacional’s businesses are regulated by Anatel. Pending regulations by Anatel, which focus on economic groups with significant market powers, will impose new cost-based methodologies for determining interconnection fees charged by operators in Brazil. We cannot predict whether Anatel would impose specific regulations that would affect our combined operations more adversely than they would affect our individual operations. In Mexico, Telcel is part of an industry-wide investigation by Cofeco to determine whether any operators possess substantial market power or engage in certain monopolistic practices in certain segments of the Mexican telecommunications market. CGT is the direct holder of approximately 59.4% of the outstanding capital stock of Teléfonos de Mexico, S.A.B. de C.V. (“Telmex”), and we will be acquiring a controlling interest in Telmex through the offer to acquire outstanding shares of CGT. As a result of those investigations, Telmex and Telcel have already been found to have substantial power in certain markets. We cannot predict whether Cofeco or other governmental entities would renew or revise its investigations to take into account the combined businesses.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by us to result from the exchange offers may not be achieved as expected, or at all, or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may suffer.

Our consolidated indebtedness will increase substantially if we complete the ongoing exchange offers for shares of Telmex Internacional and CGT

Our consolidated indebtedness will increase as a result of the ongoing exchange offers for shares of Telmex Internacional and CGT. As of December 31, 2009, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately

Ps. 99,316 million (U.S.$7,605 million). In addition, each of Telmex Internacional, CGT and Telmex has substantial consolidated indebtedness which will be consolidated in our financial statements for future periods with our consolidated indebtedness if the exchange offers are completed.

Completing the offer to acquire outstanding shares of Telmex Internacional could require a substantial expenditure of cash

If all shareholders of Telmex Internacional other than CGT participate in the offer to acquire outstanding shares of Telmex Internacional and elect to receive the cash consideration, we will be required to pay approximately Ps. 82,495 million (U.S.$6,669 million based on the April 30, 2010 exchange rate). At current market prices, the value of the cash consideration exceeds the value of the share consideration. So we expect many shareholders to elect cash consideration, although these conditions may change before the expiration of the offer to acquire outstanding shares of Telmex Internacional.

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

There are four existing digital technologies for wireless communications, none of which is compatible with the others except for long term evolution (LTE), which is compatible with global system for mobile communications (GSM). In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We have introduced GSM technology in all of our markets (excluding TracFone Wireless, Inc.). Also, Telcel and all of our international businesses (excluding Tracfone Wireless, Inc.) launched new networks using the UMTS and HSDPA third generation technology between 2007 and 2009. We expect to complete the deployment of the third generation technology in the following years. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

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

We have significant transactions with affiliates

We engage in transactions with Telmex, Telmex Internacional, and certain of their subsidiaries and with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with affiliated companies, sell our investments to related parties and buy investments from related parties. We may pursue joint investments in the telecommunications industry with Telmex and Telmex Internacional. For more information about our transactions with affiliates see “Related Party Transactions” under Item 7.

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

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American and Caribbean economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil, Colombia and Central America. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Many of these countries, including Honduras, Uruguay and Chile, recently held elections and others including Brazil and Colombia will hold presidential elections in 2010. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. Instability in the region has been caused by many different factors, including:

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2009, Mexico’s gross domestic product, or “GDP,” decreased by 6.54% in real terms. In 2008, GDP decreased by 1.5%. Mexico has also experienced high levels of inflation and high domestic interest rates in the past. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 3.57% for 2009.

Brazil has also experienced slow economic growth over the past several years. Brazil’s GDP decreased by an estimated 0.1% in real terms in 2009, compared to a growth rate of 4.8% in 2008. Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Our business may be affected by political developments in Latin America and the Caribbean. We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions, to maintain or increase our market share or profitability or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2007 and 2008, changes in currency exchange rates led us to report foreign exchange gains of Ps. 2,463 million and foreign exchange losses of Ps. 13,686 million, respectively. In 2009, we reported foreign exchange gains of Ps. 4,557 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico. The government could, however, institute restrictive exchange rate policies in the future. Also, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

Item 4.	Information on the Company

GENERAL

We are the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2009, we had 201.0 million wireless subscribers in 18 countries, compared to 182.7 million at year-end 2008. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making us the largest fixed-line operator in Central America and the Caribbean based on the number of subscribers.

Our principal operations are:

•

Mexico.    Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide mobile telecommunications service in all nine regions in Mexico. As of December 31, 2009, we had 59.2 million subscribers in Mexico. We are the largest provider of mobile telecommunications services in Mexico.

•

Brazil.    With approximately 44.4 million subscribers as of December 31, 2009, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, Claro S.A. and Americel S.A., or “Americel,” under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone.    We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of December 31, 2009, we had 21.8 million subscribers in the Southern Cone region. We operate under the “Claro” brand in the region.

•

Colombia and Panamá.    We provide wireless services in Colombia under the “Comcel” brand. As of December 31, 2009, we had 27.7 million wireless subscribers in Colombia and Panamá. We are the largest wireless provider in Colombia. We began providing wireless services in Panama in March 2009.

•

Andean Region.    We provide wireless services in Peru and Ecuador. As of December 31, 2009, we had 17.8 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America.    We provide fixed-line and wireless services in Guatemala, El Salvador, Honduras and Nicaragua. Our Central American subsidiaries provide wireless services under the “Claro” brand. As of December 31, 2009, our subsidiaries had 9.7 million wireless subscribers, over 2.3 million fixed-line subscribers in Central America and 0.3 million broadband subscribers.

•

United States.    Our U.S. subsidiary, TracFone Wireless Inc., or “Tracfone,” is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 14.4 million subscribers as of December 31, 2009.

•

Caribbean.    Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest telecommunications service provider in the Dominican Republic with 4.8 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2009. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand.

Telecomunicaciones de Puerto Rico, Inc., or “TELPRI,” through its subsidiaries, is the largest telecommunications service provider in Puerto Rico with approximately 0.8 million fixed-line subscribers, 0.8 million wireless subscribers and 0.2 million broadband subscribers as of December 31, 2009. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

Oceanic Digital Jamaica Limited, or “Oceanic,” provides wireless and value added services throughout Jamaica, with 0.4 million wireless subscribers as of December 31, 2009.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Our Markets, Networks and Technology

We operate pursuant to concessions, licenses or authorizations to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. In 2009, we invested Ps. 41,018 million in capital expenditures on our property, plant and equipment. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America and the Caribbean.

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

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and one of the three largest in Brazil, based on the number of subscribers at December 31, 2009. In contrast to U.S. practices, both of these markets operate under a form of “calling party pays” billing system, under which subscribers only pay for outgoing calls. During 2009, our Mexican operations represented 36.1% of our operating revenues and our Brazilian operations represented 20.6% of our operating revenues.

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

In 1999, we began acquiring our international subsidiaries and investing in our Brazilian operations and our other international affiliates. We made significant acquisitions in Latin America and the Caribbean during the past 11 years, and our non-Mexican operations have generally experienced higher subscriber growth rates in recent periods than our Mexican operations. As a result, as of December 31, 2009, approximately 70.6% of our wireless subscribers were located outside Mexico.

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

See “—Mexican Operations,” “—Non-Mexican Operations” and “—Other Investments” under this Item 4.

On May 11, 2010, we commenced two separate but concurrent offers to acquire outstanding shares of Telmex Internacional and CGT. Unless extended, the offers will expire on June 10, 2010. Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Telmex. Upon completion of the exchange offers, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly thought CGT) and Telmex (indirectly through CGT). The principal purpose of the offers is to pursue synergies between our business and that of Telmex Internacional.

The completion of the two exchange offers is subject to conditions. It is possible that if not all such conditions are obtained or met we will not complete the exchange offers. Accordingly, there can be no assurance as to whether or when the exchange offers will be completed.

Major Subsidiaries

The table below sets forth our principal subsidiaries, our percentage ownership in each such entity and the main activity of such entity as of the date of this annual report.

Name of Company	Jurisdiction	Ownership Interest(1)	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0%	Holding company
AMX Argentina, S.A.	Argentina	100.0	Wireless
Americel S.A.	Brazil	99.4	Wireless
Claro S.A.	Brazil	99.9	Wireless
Claro Chile S.A.	Chile	100.0	Wireless
Comunicación Celular S.A. (COMCEL)	Colombia	99.4	Wireless
TracFone Wireless, Inc.	Delaware	98.2	Wireless
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (CONECEL).	Ecuador	100.0	Wireless
Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V.	El Salvador	95.8	Fixed-line
CTE Telecom Personal, S.A. de C.V.	El Salvador	95.8	Wireless
Telecomunicaciones de Guatemala, S.A.	Guatemala	99.2	Fixed-line/Wireless
Servicios de Comunicaciones de Honduras, S.A. de C.V.	Honduras	100.0	Wireless
Oceanic Digital Jamaica Limited	Jamaica	99.4	Wireless
Empresa Nicaragüense de Telecomunicaciones, S.A. (ENITEL)	Nicaragua	99.5	Fixed-line/Wireless
Cablenet, S.A.	Nicaragua	100.0	Cable TV
Estaciones Terrenas de Satélite, S.A. (Estesa)	Nicaragua	100.0	Cable TV
Radiomóvil Dipsa, S.A. de C.V.	Mexico	100.0	Wireless
Claro Panamá, S.A.(2)	Panama	99.6	Wireless
AMX Paraguay, S.A.	Paraguay	100.0	Wireless
América Móvil Perú, S.A.C.	Peru	100.0	Wireless
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0	Fixed-line/Wireless
PRT Larga Distancia, Inc.	Puerto Rico	100.0	Fixed-line/Wireless
AM Wireless Uruguay, S.A.	Uruguay	100.0	Wireless
AMX Tenedora, S.A. de C.V.	Mexico	100.0	Holding company
Compañía Dominicana de Teléfonos, C. por A. (CODETEL)	Dominican Republic	100.0	Fixed-line/Wireless

(1)	Percentage of equity owned by América Móvil directly or indirectly through subsidiaries or affiliates.
(2)	On July 22, 2009, Sercotel withdrew its direct ownership interest in Claro Panamá. However, starting from such date until December 31, 2009, Comcel acquired a 73.1% ownership interest in Claro Panamá. The remaining 26.9% ownership interest in Claro Panamá is held by Telcel. As a result, our ownership interest in Claro Panamá decreased from 100.0% to 99.6%.

MEXICAN OPERATIONS

Our subsidiary Telcel is the leading provider of wireless communications services in Mexico. As of December 31, 2009, our cellular network covered approximately 50.8% of the geographical area of Mexico, including all major cities, and 91.8% of Mexico’s population. Telcel holds concessions to operate a wireless network in all nine geographic regions in Mexico using both the 850 megahertz and 1900 megahertz radio spectrums. As of December 31, 2009, we had approximately 59.2 million cellular subscribers and as of December 2009, an approximate 71.2% share of the Mexican wireless market. Approximately 91.2% of our cellular subscribers as of December 31, 2009 were prepaid customers.

In 2009, our Mexican operations had revenues of Ps. 142,135 million (U.S.$10,884 million), representing 36.0% of our consolidated revenues for such period. As of December 31, 2009, our Mexican operations accounted for approximately 29.4% of our total wireless subscribers, as compared to 36.0% at December 31, 2008.

The following table sets forth information on our Mexican operations’ financial results, subscriber base, coverage and related matters at the dates and for the periods indicated:

	December 31,
	2005	2006	2007	2008	2009
	(peso amounts prior to 2008 in constant Mexican pesos as of December 31, 2007)
Operating revenues (millions)	Ps.96,710	Ps.113,295	Ps.127,027	Ps.135,278	Ps.142,135
Average monthly revenues per subscriber during preceding 12 months(1)	Ps. 208	Ps. 196	Ps. 188	Ps. 174	Ps. 172
Operating income (millions)	Ps.36,837	Ps. 49,814	Ps. 59,257	Ps. 61,983	Ps. 68,599
Cellular lines in service (thousands)	35,914	43,190	50,011	56,371	59,167
Subscriber growth during preceding 12 months	24.5%	20.3%	15.8%	12.7%	5.0%
Company penetration(2)	34.8%	41.4%	47.5%	53.1%	77.4%
Average monthly minutes of use per subscriber during preceding 12 months	103	113	143	174	194
Churn rate(3)	3.1	3.2	3.4	3.3	3.2
Employees	11,129	12,370	14,360	16,526	17,347

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Number of cellular lines in service divided by the population of Mexico based on the latest census data available.
(3)	Total number of customer deactivations for the period divided by total subscribers at the beginning of such period.

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

Voice services

We offer wireless voice and data services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Telcel’s postpaid plans include the following charges:

•

monthly charges, which usually include a number of minutes of use and in some cases other services such as short text messages and/or internet services with certain or unlimited capacity, all of which are included in the monthly service charge;

•	usage charges, for usage in excess of the services specified in the monthly charge; and

•	additional charges, including charges for services not included in the monthly charge, which include voicemail, general information and content.

Certain plans include the cost of national roaming and long-distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of minutes that are included in the monthly service charge, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few included minutes. As part of postpaid plans, Telcel typically offers additional digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In addition, Telcel offers its postpaid customers the flexibility to manage their additional usage costs by contracting additional minutes of use under the prepaid system. Telcel also offers certain packages that may be added to the aforesaid plans, which could include greater SMS capacity (300, 1500 and 2500 SMS), videoconference services (65, 120, 175 or 300 minutes), internet data transfer services (2, 10, 20, 50, 150, 500 or 100 Mbs). Users may incorporate e-mail, push e-mail, file transfer, social networks and browsing services. Additionally, Telcel offers customized services to its corporate clients. Postpaid customers may terminate plans at any time, except customers that receive a handset as part of subscribing to a plan, which must remain with the plan for at least between one year and up to two years, depending on the cost of the handset.

Rates for postpaid plans have not increased since April 1999 and are expected to remain stable as long as the Mexican economic environment remains stable. In recent periods, we have offered postpaid plans that include effective price-per-minute reductions. In addition, Telcel offers discounts and promotions that reduce the effective rates paid by its customers for calls to fixed lines or Telcel and other wireless customers.

We also offer prepaid plans, known as “Amigo Kit,” which includes activation or monthly charges. Prepaid customers purchase a prepaid credit for a specific amount of airtime that may be used for all services offered by Telcel, except international roaming, which is available for prepaid customers in limited countries.

Prepaid customers typically generate lower levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans. Prepaid services serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children.

Basic rates for prepaid plans have remained unchanged since 2002. However, we offer promotions including: (i) increase in the credit amount depending on the credit purchased; (ii) loyalty programs resulting in decreasing the per minute cost of local voice services (on-net); and (iii) free calls of up to 5 minutes and free SMS for a determined number of preselected local on-net telephone numbers. Beginning in 2006, we offer a preferential rate to customers who have remained active for a period of at least one year with respect to certain outgoing calls. Our prepaid subscribers may choose to be billed per minute (rounding each call to the next full minute), per second (paying a fixed rate for the first minute and another fixed rate for additional seconds), and beginning on April 2007, per call (consisting of a fixed rate for any call lasting up to 10 minutes). Prepaid subscribers may also choose to combine per minute and per call billing (calls lasting up to two minutes are billed on a per minute basis, while calls lasting longer than two minutes are billed on a per call basis for each additional 15 minute block).

Likewise, Telcel offers prepaid services relating to Internet data transfers which are available in a daily, weekly and monthly basis.

National long distance rates for prepaid plans remained at Ps. 2.25 per minute in 2009.

We believe the prepaid market represents a large and growing under-penetrated market in Mexico. Compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk. However, prepaid customers on average have substantially lower use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

Data services

Short Message Services (SMS)

In January 2002, we began to offer two-way SMS to our customers as part of its value-added services. Since the launch of two-way SMS, Telcel has experienced significant growth in traffic. Through arrangements with other mobile operators, Telcel began to offer to its customers the ability to send and receive short messages to and from users of networks of other carriers throughout Mexico in the fourth quarter of 2003. Since December 2004, postpaid and prepaid customers may send and receive short messages to and from users of networks in the United States and other countries. In 2007, Telcel began to offer to its customers the ability to send and receive short messages to and from users of Nextel México, the largest trunking carrier in Mexico.

Multimedia Messaging Service (MMS)

As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and text to another mobile phone or e-mail account. Telcel began to offer MMS through GSM technology to postpaid and prepaid customers in March 2003. Beginning in 2007, our customers can also send and receive multimedia messages to and from users of networks of other Mexican carriers.

Premium SMS, Premium MMS

In April 2002, we became the first Mexican operator to offer premium information services through our SMS capabilities, including weather reports, financial quotes and entertainment news. Other content services include personalized ring tones, text and video games, wallpapers, screensavers, themes, video clips and interactive forums.

Starting in 2003, Telcel began proving services SMS platform services to third parties, including security alarm services and notices sent by banks to their account holders.

Starting in June 2006, we were the first Mexican operator to offer to our postpaid customers premium information services through our MMS capabilities, including news and weather reports, horoscopes and soccer score alerts and match results.

Content Community

To further enhance its content offerings with well-known brands, Telcel has built a “Content Community” through agreements and special alliances with nationally and internationally renowned entertainment companies. These agreements and special alliances allow Telcel to offer premium content services through the Ideas Telcel and the Ideas Music Store portals, and music download services through the Ideas Music Store portal. Although some links are shared between both portals, they are independent.

Data transmission

We offer the following technologies: High Speed Circuit Switch Data (HSCSD), packet switch data through General Packet Radio Services (GPRS), enhanced data rates for GSM evolution (EDGE), Universal Mobile Telecommunications Systems (UMTS) and High Speed Downlink Packet Access (HSDPA).

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

Because GPRS and EDGE transmit information through data channels rather than voice channels, they facilitate faster connections than previous technologies, such as CSD and HSCSD. GPRS and EDGE services are able to accommodate corporate applications such as transmission of still and moving images, document sharing and other file transfer services, e-mail, WAP and WEB browsing, alarms, localization and other telemetric services.

HSDPA is a wireless technology for the third generation UMTS network, which is a wireless telephone communications protocol that allows networks based on UMTS to have higher data transfer speed and capacity. Our HSDPA deployment supports down-link speeds of 3.6.Mbs per seconds.

HSDPA not only allows Telcel to provide data transfer services offered by GSM based technologies (HSCSD, GPRS and EDGE), but also permits the provision of services that require a greater transfer rate, such as streaming media, instant document transfer (favoring mobile use of social networks), and increased security applications, particularly for banking and commercial services.

Ideas Telcel

Through the Ideas Telcel portal, Telcel offers its customers mobile entertainment services, including SMS, MMS, e-mail, news and personalized downloads, such as ring tones, screensavers, themes, games, applications, chat services, images, and others. The Ideas Telcel portal is constantly being improved taking advantage of the evolution, of the Wireless Application Protocol, or “WAP”, which is a global standard designed to make Internet services available to mobile telephone users. Basing our Ideas Telcel portal in WAP allows both GSM and UMTS (including those with low-cost handsets) users to use it.

Internet browsing

At present, Telcel offers WAP and WEB browsing for both GSM and UMTS networks. WAP allows a micro “browser” in a mobile phone to link into a gateway service in Telcel’s network, the Ideal Telcel portal, enabling users to scroll through different pages of information of third parties on the Internet. Telcel’s WAP gateway enables its prepaid and postpaid users to access e-mail, banking, and a variety of reservation and other types of electronic commerce services.

Likewise, Telcel offers Internet access through HTTP (WEB protocol), which may be used by smart phones, netbooks, routers, as well as any computer using broad band cards (PC cards or USB cards) or through connection via handsets.

E-mail

E-mails, access and hosting services are available in both GSM and UMTS networks. Users may access e-mail services using WAP, as well as WEB, allowing them to access and send e-mails not only from their handsets, but from any Internet access equipment that uses a Telcel network. Internet e-mail users may also receive SMS notification whenever they receive an incoming e-mail.

Push E-mail

Push e-mail permits constant synchronization between Telcel’s network and the corresponding e-mail server, thus allowing users real time e-mail access. Additionally, tasks, calendar and contact information are also synchronized. Push e-mail services are available for BlackBerry OS, Windows Mobile, Symbian, Android, Web OS, and may be used by all smart phones offered by Telcel.

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

Oficina Móvil Telcel

Oficina Móvil is a services suite designed to provide companies productivity enhancing applications. Among the services offered by Oficina Móvil Telcel, there are push e-mail, logistic applications via bar codes, vehicle locator services, virtual voice private networks and SMS.

M-Banking

Telcel offers services that allow customers to perform certain banking activities from their mobile phones using applications developed specially for SIM cards and profiting from the WAP protocol. These applications allow users not only to access their bank account balances, but also to carry out banking transactions.

Ideas TV–Ideas Radio

In May 2006, Telcel launched TV content services which allow certain costumers to access news, cartoon, documentary and sports channels through their handsets. Telcel provides these services through an agreement with a content distributor. Telcel’s TV content services, are available for EDGE users with compatible handsets, and since 2007 are also available for our UMTS users. In 2007, Telcel launched radio contents.

Videoconference

Telcel offers simultaneous audio and video communication in real time for UMTS users.

Products

Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As a result of launch and deployment of our 3G network, Telcel started to offer broadband cards and netbooks. As part of its prepaid service offering, Telcel provides new customers with an “Amigo Kit,” which includes airtime, a handset, a charger and other accessories at a discounted price. For prepaid customers that own GSM and 3G handsets, Telcel also offers an “Amigo Chip,” which includes airtime and the chip for the handset. New postpaid customers also receive a terminal (handset, smartphone, netbook, pccard/usb modem) a charger and other accessories complimentary or at a discounted price, if they enter into a long-term contract with Telcel.

Most of the handsets that Telcel currently offers are GSM tri-band, which can switch between the 850, 900 and 1900 megahertz radio spectrums. In addition, Telcel offers four-band handsets, which can also operate in the 900 megahertz radio spectrum and/or the 1800 megahertz radio spectrum. Telcel no longer offers analog and TDMA handsets. Beginning in 2007, Telcel offers 3G handsets, which operate on our 3G network and GSM network, depending on the customer’s location.

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

Roaming

Telcel offers international roaming services to its subscribers through the networks of cellular service providers with which Telcel has entered into international roaming agreements around the world. Telcel also provides GSM and 3G roaming services in Mexico to customers of Telcel’s international roaming partners. Subscribers are able to roam out of Mexico by paying international roaming fees. Telcel has entered into approximately 435 agreements covering GSM and 3G networks around the world. As of the date of this annual report, Telcel had commercially launched roaming GSM services covering 169 countries and GPRS services covering 131 countries for postpaid subscribers. Telcel’s customers can roam in 3G networks covering 56 countries. Telcel’s 3G network also provides inbound roaming to customers of its international roaming partners.

Telcel offers international roaming services (voice, SMS and data) under a variety of rates including special rates to subscribers roaming in the U.S. border, the U.S., Canada and other markets, as well as packages which include minutes, SMS and Internet data services.

GPRS roaming features provide push-to-talk and push e-mail service customers with unlimited usage within certain destinations on daily or monthly bases.

Telcel offers its prepaid customers GSM, GPRS and 3G roaming services in Argentina, Brazil, Canada, Colombia, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, U.S., Paraguay, Perú, Puerto Rico, Dominican Republic, Uruguay and Maritime Coverage, including prepaid roaming top-up services and the ability to check their account balance. Telcel also offers packages with special rates for Blackberry and Internet data.

Telcel’s (postpaid and prepaid) subscribers are also able to exchange short messages with more than 325 Roaming Partners in 126 countries through Telcel’s SMS Interworking service.

Roaming payments between Telcel and its international roaming partners are channeled through Cibernet Plc, which functions as a central international clearing house that collects and make the settlement between the participating providers.

Marketing

We develop customer and brand awareness through our marketing and promotion efforts and high-quality customer care. We build upon the strength of our well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the “Amigo Kit” and related products, certain GSM and UMTS postpaid plans and certain value-added services. In October 2003, Telcel launched “Círculo Azul,” a loyalty rewards program that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties.

In 2009, our marketing efforts were mainly focused on communicating that we have one of the best 3G networks in the world and showing the advantages such network has through value-added services.

Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans.

Sales and Distribution

Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the year ended December 31, 2009, approximately 78% of Telcel’s sales of handsets were generated by cellular distributors (including retail chains), with approximately 19% from sales in company-owned stores, and approximately 3% from direct sales to corporate accounts.

As of December 31, 2009, Telcel had relationships with a network of over 1,423 exclusive distributors, who sell Telcel’s services and products through approximately 41,187 points of sale and receive commissions. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

Telcel’s company-owned retail stores offer one-stop shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service, technical support and payment centers. As of December 31, 2009, Telcel owned and operated 259 customer sales and service centers throughout the nine regions of Mexico and will continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways.

Telcel also distributes prepaid cards and handsets, the latter as part of the “Amigo Kit” consisting of handsets and free airtime ranging from 25 to 250 minutes, through distributors that include Telmex, Sears, Sanborns and its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the same or similar commercial terms offered to other cellular distributors. We estimate that, as of December 31, 2009, prepaid cards are available through approximately 160,000 points of sale in Mexico.

We sell prepaid airtime principally through the sale of cards. We also offer customers the option of buying airtime through other means.

To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

Billing and Collection

We bill our postpaid customers through monthly invoices, which detail itemized charges such as usage, services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, and long-distance, roaming charges, and value added services such as SMS, data and web usage, in addition to applicable taxes. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks (including through banks’ Internet websites), at Telcel retail stores and other designated retail stores, and through Telcel’s Internet website.

If a postpaid customer’s payment is overdue, service may be suspended until full payment for all outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases airtime credit has between 7 to 60 days, depending on the amount purchased, to use the airtime. It is possible to purchase airtime credit in any of the following amounts: Ps.30, Ps.50, Ps.150, Ps.200, Ps.300 and Ps.500. Users may also use the “pasatiempo” service, which allows one prepaid user to transfer up to Ps.100 of airtime credit to another prepaid user by sending a SMS. After 30 or 60 days, the customer can no longer use that airtime for outgoing calls unless the customer purchases additional airtime credit. After 180 days, unless the customer has purchased additional airtime credit, the service is discontinued and the balance, if any, is recognized as revenue.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support. Approximately 68% of Telcel’s employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the customer sales and service centers located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel’s website, subscribers may learn about the various offered rate plans, products and promotions, as well as subscribe for additional services and pay bills on line.

Wireless Network

Telcel’s wireless networks use digital technologies both in the 850 megahertz frequency spectrum and in the 1900 megahertz frequency spectrum. In October 2002, Telcel launched a new network using global system for mobile communications (GSM) digital technology in the 1900 megahertz frequency spectrum. GSM is a digital standard used in Europe, North America and elsewhere and it is the most widely used digital wireless technology in the world. In 2006, Telcel started deploying the GSM, GPRS and EDGE technologies in the 850 megahertz frequency spectrum. In February 2008, Telcel launched a UMTS third generation network in Mexico in the 850 megahertz frequency spectrum. Telcel maintains a TDMA network in the 850 megahertz frequency spectrum. TDMA is a digital technology developed previously than GSM network that divides radio spectrum into assigned time slots to transmit signals.

GSM network

Telcel has built and installed a GSM network in the 1900 megahertz frequency spectrum in all nine regions in Mexico, which began commercial operation in October 2002. Telcel continues with the expansion of its GSM network, using the 850 megahertz spectrum since 2006. The GSM network allows Telcel to augment its digital capacity and progress in its evolution toward the third generation of wireless technology. GSM technology supports a wide range of voice and data services, including SMS, MMS, HSCSD, GPRS and EDGE, and is currently the most widely used and tested wireless system in the world. GSM technology, which is used in all nine regions, is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities.

Currently, Telcel’s GSM network offers service in all nine regions in Mexico. As of December 31, 2009, Telcel’s GSM subscriber base accounted for approximately 92% of Telcel’s total subscribers.

Telcel upgraded the GSM/GPRS network with EDGE technology. It has implemented EDGE technology in more than 186,984 localities, including all the major cities in Mexico. EDGE can be deployed in existing spectrum with minimum changes in hardware. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at significantly higher speeds and in more places.

Third generation technologies

Third generation (3G) technologies provide high-speed wireless packet data access and all Internet-related services that can be offered through broadband with the advantage of mobility. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities.

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

Telcel is the first operator to deploy UMTS/HSDPA technologies in Mexico. As of December 31, 2009, Telcel’s UMTS/HSDPA network covered 101,209 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2010. As of December 31, 2009, Telcel’s UMTS/HSDPA subscriber base accounted for approximately 4% of Telcel’s total subscribers.

Telcel currently relies on Ericsson for the supply of more than 41% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors in the industry, including Nokia Research in Motion (RIM), Sony-Ericsson, Apple, Motorola, LG, and Samsung.

TDMA network

Telcel has a nationwide TDMA network. TDMA permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems and across 850 megahertz and 1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as SMS, extended battery life, added call security and improved voice quality. This network is currently used by subscribers who have not yet migrated to newer networks.

Spectrum

Telcel currently holds concessions in each of the nine regions of Mexico in both the 850 megahertz and 1900 megahertz radio spectrums and has a functioning nationwide network. Two other companies also hold concessions for nationwide service using the 850 or 1900 megahertz spectrum.

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

Telcel currently relies on Ericsson for the supply of approximately 41% (measured in terms of cost) of its switch and cell site equipment. Telcel purchases handsets and other customer equipment primarily from the major vendors in the industry, including Nokia, Research in Motion (RIM), Sony-Ericsson, Apple, Motorola, LG and Samsung.

Competition

Telcel faces competition from other mobile providers using the 850 megahertz spectrum and from providers with PCS licenses that have developed and continue to develop wireless service on the 1900 megahertz spectrum. Telcel’s principal competitors in Mexico are Grupo Iusacell, S.A. de C.V. and Telefónica Móviles. We also compete with Nextel in certain segments. According to Cofetel, Telcel’s share of the Mexican cellular market was approximately 74% as of December 31, 2009.

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

Regulation

The following is a summary of certain provisions of the General Communications Law, the Telecommunications Law, Federal Customer Protection Law and the telecommunications regulations applicable to Telcel and of the various concessions held by Telcel.

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

Antitrust Investigations

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

Rates

The Telecommunications Law provides that concessionaires may freely determine the rates for telecommunications services, including interconnection. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to register with Cofetel their rates for mobile service prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Antitrust Law. Although COFECO has determined that Telcel has substantial market power in the nationwide market for voice services, we cannot predict what regulatory measures might be taken in response to COFECO’s determination.

Concessions—General

Telcel operates under several different concessions covering particular frequencies and regions. The following table summarizes Telcel’s concessions.

Regions in Mexico		Band A (1900 MHz)			Band B (850 MHz)
Cel	PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	I	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
II	II	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
III	III	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semi-annual fees(1)
IV	IV	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Semi-annual fees(1)
VIII	V	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Semi-annual fees(1)
V	VI	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
VI	VII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
VII	VIII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semi-annual fees(1)
IX	IX	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2000	Oct. 2015	Upfront fee

(1)	The semi-annual fees, or aprovechamientos, are determined as a percentage of gross revenues corresponding to the concession. Amounts payable vary depending on the relevant region.

Regions in Mexico		Band D (1900MHz)			Band F (1900 MHz)
Cel	PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	I	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
II	II	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
III	III	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
IV	IV	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VIII	V	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
V	VI	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VI	VII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
VII	VIII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)
IX	IX	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(2)

(2)	The annual fees, or derechos, are for the use and exploitation of radio spectrum bands. Amounts payable are set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band.

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

Aprovechamientos.    Some concessions require Telcel to pay semi-annual fees (aprovechamientos) equal to a percentage of gross revenues derived from the concessioned services. The percentage ranges between 5% and 10%. These fees apply to the 850 megahertz (Band B) concessions, except for Region 9 which covers Mexico

City and the states of Mexico, Morelos and Hidalgo. For the Region 9 Band B concession, these fees were eliminated pursuant to a court decision, against an increase of Ps. 2,149.5 million in the aggregate consideration payable for the concession (from Ps. 116.4 million to Ps. 2,265.9 million). Telcel paid Ps. 150.9 million in cash and credited Ps. 1,998.5 million of fees it had previously paid. Fees of this type do not apply to the 1900 megahertz (Band D) concessions, which Telcel purchased for a fixed amount in 1998, and the 1900 megahertz (Band A) concessions, which Telcel acquired from Unefon.

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

During the first quarter of 2010, the SCT recognized Telcel’s right to renew, for additional 15-year terms, its 8 Band B concessions, covering all regions other than the Mexico City area and requested Telcel accept terms and conditions with the concessions and pay an upfront fee. Telcel has accepted the terms and conditions determined by SCT and paid the upfront fee.

The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. On April 20, 2010 Telcel requested renewal of the Band B concession covering the Mexico City area (Region 9). The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms.

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

•

December 2004 Agreement.    In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and also provided that the reductions would be reflected in the tariffs charged by fixed operators to their customers. The following are the interconnection fees agreed upon in December 2004:

•	January 1, 2005 to December 31, 2005: Ps. 1.71 per minute or fraction;

•	January 1, 2006 to December 31, 2006: Ps. 1.54 per minute or fraction; and

•	January 1, 2007 to December 31, 2007: Ps. 1.34 per minute or fraction.

•

August 2006 Cofetel Resolutions.    Axtel, independently, and Avantel and Alestra, jointly, began proceedings with Cofetel (desacuerdos de interconexión) to establish the applicable interconnection fees for termination of public commuted traffic under the “calling party pays” system in local mobile service networks, between them and Telcel.

As a result of the proceedings (desacuerdos de interconexión), on August 31, 2006, Cofetel issued two resolutions (the “Axtel Resolution” and the “Avantel/Alestra Resolution”) establishing the local interconnection fees payable by the two carriers to Telcel for the years 2005 through 2010, as follows: from (i) January 1 to December 31, 2005: Ps. 1.71 per interconnection minute; (ii) January 1 to September 30, 2006: Ps. 1.54 per interconnection minute; (iii) October 1, 2006 to December 31, 2007: Ps. 1.23 per interconnection minute; (iv) January 1 to December 31, 2008: Ps. 1.12 per interconnection minute; (v) January 1 to December 31, 2009: Ps. 1.00 per interconnection minute; (vi) January 1 to December 31, 2010: Ps. 0.90. Several of these fees were lower than the fees Telcel had agreed with other operators.

In addition, Cofetel ruled that starting in 2007, interconnection fees would be determined by adding the total seconds of all completed calls rounded to the next minute, rather than by rounding each call to the next minute, before calculating the sum of total network occupation. In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

August 31, 2006 Avantel/Alestra Resolution.    Telcel challenged Cofetel’s August 2006 Avantel and Alestra Resolution on interconnection rates between the two carriers and Telcel. In November 2009, the court decided that Cofetel was not empowered to add elements to the controversy set forth in the proceedings (desacuerdos de interconexión) and could not issue resolutions on matters which were not originally requested (for example, interconnection fees for the years 2008 to 2010). Consequently, the August 2006 Avantel and Alestra Resolution was declared without effect, and Cofetel was ordered to issue a new resolution establishing interconnection fees for the years 2005 to 2007. However, the court’s ruling was silent in respect of the analysis and the assessment of several of the acts challenged by Telcel. Accordingly, in December 2009 Telcel challenged the ruling before the competent courts. Cofetel also challenged the ruling. Avantel joined the two challenges through a recurso de revisión adhesiva.

•

August 31, 2006 Axtel Resolution, December 2007 Judicial Decision and January 2008 Cofetel Resolution.    In September 2006, Telcel began a judicial proceeding (juicio de amparo) challenging the Axtel Resolution on interconnection rates between Axtel and Telcel. In December 2007, the district court invalidated the Axtel Resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for that period. In October 2009, the court ruled against Telcel finding that, among other things, the model used by Cofetel to calculate interconnection fees had been appropriate. In its ruling, the court determined that the interconnection fees resulting from Cofetel’s model should be: (i) Ps. 0.71 for 2005; (ii) Ps. 0.74 for 2006; and (iii) Ps. 0.78 for 2007. Telcel challenged (recurso de revisión) the ruling arguing that, even if Cofetel’s model was appropriate, the results obtained by the judge were erroneous because Cofetel did not use real and updated information while implementing their methodology. Cofetel also challenged the ruling. Axtel joined the two challenges through a recurso de revisión adhesiva.

•

December 2006 Agreements.    In the fourth quarter of 2006, most industry operators other than Axtel and Avantel, agreed on interconnection fees payable for termination services for local and long-distance (national and international) calls in mobile networks under the “calling party pays” system for the years 2005 through 2010. These agreements contemplated the following continued reductions in fees: (i) 2005: Ps. 1.71 per interconnection minute; (ii) 2006: Ps. 1.54 per interconnection minute; (iii) 2007: Ps. 1.34 per interconnection minute; (iv) 2008: Ps. 1.21 per interconnection minute; (v) 2009: Ps. 1.09 per interconnection minutes; and (vi) 2010: $1.00 per interconnection minute.

•

2008 Proceedings Involving Axtel.    In December 2007 and March 2008, Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, before Cofetel issued a resolution, Axtel obtained a court order to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. Axtel then filed an administrative review proceeding (recurso de revision) with the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”). Axtel contended that, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, Cofetel had refused to act (negativa ficta). Through the administrative review proceeding (recurso de revision), Axtel requested that the SCT review that refusal.

In July 2008, Telcel obtained a court order which prevented the SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection fees between Axtel and Telcel.

However, in September 2008, SCT issued a resolution establishing the following interconnection fees for 2008 through 2011: (i) 2008: Ps. 0.5465 per interconnection minute; (ii) 2009: Ps. 0.5060 per interconnection minute; (iii) 2010: Ps. 0.4705 per interconnection minute; and (iv) 2011: Ps. 0.4179 per interconnection minute. These fees are substantially less than the fees agreed upon with the rest of the industry operators. Telcel challenged the resolution and, in October 2008, obtained a court order suspending the effects of it until a final ruling is issued.

•

April 2009 Cofetel Resolution—Avantel Interconnection Disagreement.    In April 2009, Cofetel issued a resolution establishing the following interconnection fees for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of public commuted traffic under the “calling party pays” system in Telcel’s mobile network: (i) 2008: Ps. 1.12 per interconnection minute plus a surcharge of 18% over the total interconnection minutes billed; (ii) 2009: Ps. 1.00 per interconnection minute plus a surcharge of 10% over the total minutes billed; and (iii) 2010: Ps. 0.90 per interconnection minute without any surcharge, based on the assumption that the valuation method consist of adding the actual duration of the calls measured in seconds and then rounding up to the next minute. In May 2009, Telcel challenged the resolution and a final judicial decision is still pending.

We expect that interconnection fees for fixed-to-mobile calls will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide to Axtel and/or Avantel, as of the date of such final, non-appealable resolution or decision. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Axtel and/or Avantel, and Telcel for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and Axtel and/or Avantel in respect of time periods from 2005 to 2010.

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

In March 2009, Telcel has challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge. As of the date of this annual report, the challenge remains pending.

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

Mobile Telephone National User Registry

In February 2009, the Federal Telecommunications Law was amended in order to create the Mobile Telephone National User Registry (Registro Nacional de Usuarios de Telefónia Móvil or “RENAUT”). In accordance with said amendment, operators must maintain a registry including the identity of all their subscribers and a ledger of all communications made by each user’s line as well as provide to the relevant authorities information obtained. Among other provisions, the amendment establishes that users who purchased a mobile line after April 10, 2009 (date when the amendment became effective), could not use it until they register their line with the RENAUT. Likewise, the amendment establishes that existing users as of the date in which the amendment became effective had a one-year term to register the mobile telephone line. Consequently, lines that were not registered as of April 10, 2010, were to be suspended without a reactivation right by operators. Pursuant to applicable regulations issued by Cofetel, Telcel has complied with the line and communication registry as well as the information provision processes.

Notwithstanding the foregoing and solely for purposes of protecting its subscribers from the suspension ordered by the amendment, Telcel began a judicial proceeding (juicio de amparo) against certain provisions of the Federal Telecommunications Law. The enforceability of the relevant provisions of the amendment has been stayed by a court order. We expect final resolution of the juicio de amparo during 2010.

Telcel continues to fulfill all actions required in connection with the registry of its subscribers (both new and preexisting) and of their communications as well as the information provision process in compliance with the rules issued by Cofetel to comply with the Federal Telecommunications Law.

NON-MEXICAN OPERATIONS

We have subsidiaries or businesses in the telecommunications sector in Brazil, the Southern Cone region (Argentina, Paraguay, Uruguay and Chile), Colombia and Panama, the Andean region (Ecuador and Peru), Central America (El Salvador, Guatemala, Honduras and Nicaragua), the United States and the Caribbean (the Dominican Republic, Jamaica and Puerto Rico). Our principal subsidiaries outside Mexico are described below. The revenues of our subsidiaries other than Telcel represented 63.9% of our consolidated revenues for 2009, as compared to 60.9% of our consolidated revenues for 2008.

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

	Year ended December 31,
	2007	2008	2009
	(in Mexican pesos except lines in service, minutes of use and churn)
BRAZIL
Consolidated operating revenues (millions)	Ps.58,305	Ps.70,484	Ps.82,300
Average monthly revenues per subscriber(1)	160	155	155
Operating income (millions)	608	1,584	1,368
Cellular lines in service (thousands) at year end	30,228	38,731	44,401
Average monthly minutes of use per subscriber	77	93	84
Churn rate(2)	2.5%	2.7%	2.8%
SOUTHERN CONE(3)
Operating revenues (millions)	Ps.27,237	Ps.30,541	Ps.37,135
Average monthly revenues per subscriber(1)	126	120	130
Operating income (millions)	2,691	5,702	7,578
Cellular lines in service (thousands) at year end	17,290	19,591	21,833
Average monthly minutes of use per subscriber	127	130	142
Churn rate(2)	2.5%	2.6%	2.6%
COLOMBIA AND PANAMA(4)
Combined operating revenues (millions)	Ps.29,614	Ps.32,622	Ps.37,031
Average monthly revenues per subscriber(1)	105	105	109
Operating income (millions)	7,616	10,912	11,853
Cellular lines in service (thousands) at year end	22,335	27,390	27,797
Average monthly minutes of use per subscriber	122	157	173
Churn rate(2)	2.3%	2.4%	3.5%
ANDEAN REGION(5)
Combined operating revenues (millions)	Ps.16,210	Ps.20,218	Ps.26,087
Average monthly revenues per subscriber(1)	101	98	111
Operating income (millions)	3,725	5,284	7,668
Cellular lines in service (thousands) at year end	12,390	15,482	17,760
Average monthly minutes of use per subscriber	55	70	80
Churn rate(2)	3.0%	2.4%	2.2%

	Year ended December 31,
	2007	2008	2009
	in Mexican pesos except lines in service, minutes of use and churn)
CENTRAL AMERICA(6)
Combined operating revenues (millions)	Ps.16,918	Ps.16,051	Ps.18,137
Average monthly revenues per subscriber(1)	94	72	76
Operating income (millions)	4,698	3,073	1,936
Lines in service (thousands) at year end	10,285	11,320	11,794
Wireless	8,157	9,158	9,535
Fixed	2,128	2,162	2,259
Average monthly minutes of use per subscriber	138	116	108
Churn rate(2)	1.6%	2.0%	2.2%
UNITED STATES
Operating revenues (millions)	Ps.15,604	Ps.16,545	Ps.22,857
Average monthly revenues per subscriber(1)	134	122	136
Operating income (millions)	1,503	943	956
Cellular lines in service (thousands) at year end	9,514	11,192	14,427
Average monthly minutes of use per subscriber	72	76	81
Churn rate(2)	4.6%	3.8%	4.0%
DOMINICAN REPUBLIC(7)
Operating revenues (millions)	Ps.10,990	Ps.11,241	Ps.14,250
Average monthly revenues per subscriber(1)	142	120	121
Operating income (millions)	3,946	3,373	3,891
Lines in service (thousands) at year end	3,430	4,649	5,591
Cellular	2,682	3,877	4,826
Fixed	748	772	765
Average monthly minutes of use per subscriber	104	97	82
Churn rate(2)	4.3%	4.2%	4.6%
CARIBBEAN(8)
Operating revenues (millions)	Ps.9,780	Ps.12,884	Ps.14,780
Average monthly revenues per subscriber	431	385	381
Operating income (millions)	1,332	1,612	361
Lines in service (thousands) at year end	1,734	1,764	1,992
Cellular	814	932	1,226
Fixed	920	832	766
Average monthly minutes of use per subscriber(1)	980	898	942
Churn rate(2)	3.0%	1.9%	3.1%

(1)	Average for the year of the amount obtained each month by dividing service revenues by the average number of customers during such month. The figure includes both prepaid and postpaid customers.
(2)	Total number of customer deactivations for a period divided by total subscribers at the beginning of such period.
(3)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(4)	We began consolidating the results of Panama in March 2009.
(5)	Includes our operations in Ecuador and Peru.
(6)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua. For our operations in Central America, average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in these countries and do not take into consideration our fixed-line services.
(7)	Average monthly revenues per subscriber, average monthly minutes of use per subscriber and churn rate are presented only with respect to our wireless services in this country and do not take into consideration our fixed-line services.
(8)	Includes our operations in Puerto Rico and Jamaica. We began consolidating the results of Puerto Rico in April 2007 and of Jamaica in December 2007.

We own, directly or indirectly, a substantial majority of the telephone plant of our non-Mexican operations.

Brazil (Claro Participações)

General

Claro Participações S.A , or “Claro Participações,” through its subsidiaries is one of the three largest providers of wireless telecommunication services in Brazil, with an estimated nationwide market share in Brazil at December 31, 2009, of approximately 25.5%. Brazil is the largest market in Latin America in terms of wireless customers.

Claro Participações provides services in Brazil under a unified brand name and it offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. At December 31, 2009, Claro Participações served approximately 44.4 million subscribers compared to 38.7 million subscribers at December 31, 2008 and our licensed area covered approximately 192 million licensed points of presence. At December 31, 2009, approximately 80.5% of Claro Participações’ subscribers were prepaid customers.

Claro Participações owns and operates cellular networks using GSM and UMTS/HSDPA digital technology. We operate in Brazil under the PCS (Serviço Móvel Pessoal) regime. Claro Participações launched its GSM network in 2003 in certain major urban areas, and as of December 31, 2009, the GSM network covered more than 3,290 cities and was used by 96.2% of Claro Participações’ wireless subscribers. We continue rolling out the GSM network with the goal of providing similar coverage as the Band A incumbent providers in the major markets.

In addition, during the fourth quarter of 2007, we began offering 3G services in Brazil under our new UMTS/HSDPA network. We continue the rollout of UMTS/HSDPA technologies in Brazil and by December 31, 2009, our UMTS/HSDPA network covered 391 towns, where approximately 54.8% of Brazil’s population resides. We were the first operator to offer 3G services in Brazil. In order to rollout 3G services in Brazil, during the 2007 auction, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions.

We have built our operations in Brazil through a number of transactions commencing in 2000 and ending with the acquisitions of operators in the metropolitan area of São Paulo and in the states of Ceará, Piauí, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas during 2003 and the acquisition of a license in the Minas Gerais region in 2005. In April 2005, Stemar, a company owned by Claro, was awarded a license to operate wireless services in the Minas Gerais region. In September 2007, Claro acquired licenses to operate wireless services in the cities of Londrina and Tamarana (Paraná) and the north region (Amazonas, Pará, Maranhão, Roraima and Amapá) in Brazil. At December 31, 2009, our two principal operating subsidiaries, Claro S.A. and Americel, had approximately 9,485 employees. We own all of our network equipment in Brazil.

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

Through a number of holding companies we own more than 99.9% of the share capital of Claro S.A. and 99.3% of the share capital of Americel. BNDESPar (the private equity arm of BNDES, the Brazilian development bank) holds approximately 0.03% and 0.62% of the share capital of Claro and Americel, respectively.

Sales and Distribution

Claro Participações markets its wireless services primarily through retail chains (approximately 8,521 points of sale) and exclusive distributors (dealers) (approximately 3,056 points of sale) located throughout the regions where it operates in Brazil. In the year ended December 31, 2009, approximately 55% of Claro Participações’ sales of handsets were generated by retail chains, 20% by exclusive distributors (dealers) and approximately 5% from sales in company-owned stores, of which there are approximately 179. Claro Participações also sells and distributes its products and services over the Internet.

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

Competition

Although the number of competitors has decreased primarily as a result of consolidation, competition in the Brazilian wireless industry is substantial and varies by region. In addition to us, there are three other groups in Brazil with significant nationwide coverage. The largest is Vivo, a joint venture between Telefónica Móviles and Portugal Telecom. The joint venture or one of its partners owns interests in some of the wireless companies that were created upon the breakup of Telebrás. The others are Telecom Italia Mobile (TIM) and Grupo Oi, which incorporated Brasil Telecom’s operations, with substantial government participation (49% through BNDES), becoming the largest fixed line operator and the fourth largest wireless operator. Other regional competitors are CTBC and Sercomtel. We also face competition from Nextel, a joint venture between Motorola and Nextel Communications, Inc., for trunking services to the corporate segment in urban areas.

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

In September 2000, Anatel published guidelines for the implementation of PCS (Serviço Móvel Pessoal) operations in Brazil. Under the guidelines, Brazil is divided into three regions for PCS operations within the 1800 megahertz frequency, as opposed to ten regions for the cellular service providers. All concessionaires in Brazil have migrated to the PCS regime. Upon migration to PCS, the Band A and Band B cellular providers have the right to apply for long distance services licenses and are no longer subject to cellular regulations that restricted them from operating in more than two regions per Band. Regulations require that migrating companies adopt PCS service plans and provide for the establishment of charges for the use of one operator’s network by another. During 2003, our operating companies in Brazil exchanged their original concessions for 15-year PCS authorizations. The 15-year period started from the time the original concessions were granted, generally in 1997 or 1998. The operating companies may extend the term of the license for an additional 15 years, upon the payment of a fee.

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

As part of Anatel’s plan to auction 3G licenses (in the 2100 megahertz spectrum), Anatel issued a resolution in 2006 increasing the maximum overall spectrum permitted per operator from 50 megahertz to 80 megahertz. In December 2007, Anatel auctioned new 3G bands (Bands F, G, I and J in the 2100 megahertz spectrum) dividing Brazil into 11 regions. In that auction, we acquired 20 megahertz of additional spectrum in each of five regions and 30 megahertz of additional spectrum in each of six regions. Anatel imposed certain coverage obligations related to the purchase of additional spectrum to be fully-implemented during an eight-year period. One of the more relevant obligations require the four main operators in Brazil to provide mobile services in every city where there is no current provider by 2010. Claro S.A. is responsible for 25% or 459 of the relevant cities identified by Anatel. By the end of 2009, Claro S.A. had complied with the coverage of 269 cities, with the obligation to cover the remaining 190 in July 2010. If the coverage obligations assumed by Claro S.A. are not complied with, our operation may suffer regulatory penalties.

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

Currently, operators determine interconnection fees by agreement, subject to Anatel intervention only in case of disputes. On February 2005, Anatel commenced an arbitration proceeding against all mobile and fixed line operators in Brazil regarding the inflation adjustment applied by operators on the interconnection fees. The operators agreed on an interim price adjustment of 4.5% on mobile interconnection fees. In 2006, the arbitration panel requested that the operators hire a consulting firm to analyze and recommend a resolution to the arbitration. Because operators could not agree on a single firm, two firms were hired and each presented a report to Anatel. For the remaining proceedings, Anatel decided in 2009 to confirm the 4.5% interim adjustment. During 2007 and 2008, we entered into agreements with all mobile and some fixed operators in Brazil establishing interconnection fees. In 2009 we were unable to readjust interconnection fees as a result of Anatel determination that there should be no increase in the fixed to mobile public charges. As the mobile network termination fees are directly related to this charge, we were unable to readjust the interconnection fees. During the first quarter of 2010, fixed operators increased public charges and, therefore, we were able to readjust our interconnection fees.

In 2009, interconnection fees were submitted to investigation by the Economic Defense Department under the allegation of price squeeze.

In the auction rules for 3G licenses published in 2007, it was established that, by October 2009, all service authorizations terms should be unified under three major areas. During the last quarter of 2009, Anatel determined that interconnection fees should be submitted to negotiation between operators to establish a unified value. We expect that during 2010 we will reach an agreement with other operators. Should the value be determined other that the average, we may suffer a financial impact.

In 2005, Anatel defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010. In 2009, mobile operators in Brazil provided Anatel with 2008 annual operating data. This information is intended to support Anatel’s future cost-based methods for determining interconnection fees. When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected. Anatel had recently published a public consultation determining that economic groups with more than 20% of market share will be considered with significant market power only for purposes of interconnection fees. Should this proposal be approved, we are deemed to be an economic group with significant market power.

In July 2006, Brazilian regulators adopted a change in the interconnections regime relating to the methodology required for the recognition of interconnection fees. Under the new methodology (full bill), we recognize interconnection revenues (and costs) on a gross basis, rather than on a net basis as required by the prior system (bill and keep).

In March 2007, Anatel issued a resolution establishing the portability of fixed and mobile numbers. Through this resolution, customers have the option of retaining the fixed and mobile numbers if and when they change service providers within each state of Brazil. The implementation process of this resolution took two years, with national roll out that began in August 2008 in certain cities and ended in March 2009. Anatel has nominated an independent entity, supported by mobile and fixed operators, to manage portability solicitations and has determined, through an administrative ruling, the maximum one-time fee to be charged to a customer for the election to retain its number.

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

In 2008, Anatel approved the General Regulatory Plan (or PGR) which identifies significant issues in the telecom industry and sets forth a timetable for future regulations. The PGR included Anatel’s plans within the next two years to regulate MVNO (Mobile Virtual Network Operators) practices, expand broadband services to rural and low-income areas and implement rules related to fixed incumbents infrastructure usage. Regulation of MVNO is expected to be published in 2010.

Anatel has also shown intention to organize several auctions in 2010 in connection with the remaining available spectrum in the 2,100, 1,900, 1,800, 900 and 850 MHz frequencies, and 3.5GHz frequencies (3,400 to 3,600 MHz). It is also expected that Anatel will allocate the 2.5GHz (2,500 to 2,690 MHz) frequency by the end of 2010.

Southern Cone

Argentina (AMX Argentina)

AMX Argentina Holdings S.A. (previously named CTI Holdings) provides nationwide PCS wireless service in Argentina under the “Claro” brand name, through its subsidiary AMX Argentina, S.A., or “AMX Argentina.” During the first quarter of 2008, we re-branded our services in Argentina to “Claro,” from “CTI Móvil.” We own a 100% interest in AMX Argentina, which we acquired through a series of transactions in 2003 and 2004. Since the acquisition, AMX Argentina’s subscriber base has grown significantly, from 1.3 million in October 2003 to 17 million at December 31, 2009.

At December 31, 2009, AMX Argentina had approximately a 35.1% share of the Argentine wireless market. Approximately 73% of AMX Argentina’s subscribers at December 31, 2009 resided in the interior of Argentina and the balance in the greater Buenos Aires region.

AMX Argentina began providing services in the interior of Argentina in 1994 and in Greater Buenos Aires in 2000. AMX Argentina offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 87.5% of AMX Argentina’s total subscribers as of December 31, 2009. In addition, AMX Argentina offers long distance and value added services.

AMX Argentina’s cellular network uses GSM technology and covers approximately 100% of Argentina’s population. During the fourth quarter of 2007, AMX Argentina launched third generation technology networks (UMTS/HSDPA) in certain urban areas of Argentina. During 2008, we expanded the 3G coverage to the largest cities and capitals of the provinces. As of December 31, 2009, we had 3G coverage in more than 400 cities across Argentina. At December 31, 2009, AMX Argentina had 2,312 employees.

In January 2009, the Communications Ministry (Secretaría de Comunicaciones de la Nación) issued Resolution 8/09, announcing the creation of a working group for the elaboration of a draft of regulation for number portability (“Anteproyecto del Régimen de Portabilidad Numérica”).

AMX Argentina’s principal competitors are: Telecom Personal, a subsidiary of Telecom Argentina, the principal telecom operator in Argentina, which is controlled by Telecom Italia, and Movistar, a subsidiary of Telefónica Móviles.

AMX Argentina holds licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry is in charge of supervising the telecommunications industry in Argentina. It is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

Chile (Claro Chile)

In August 2005, we began providing wireless services in Chile through Claro Chile S.A., or “Claro Chile.”

Claro Chile provides nationwide wireless service in Chile under the “Claro” brand name. We own a 100% interest in Claro Chile, which we acquired in August 2005 from Endesa Participadas, S.A. We began including the results of Claro Chile in our audited consolidated financial statements in September 2005. Claro Chile had approximately 3.6 million wireless subscribers as of December 31, 2009.

At December 31, 2009, Claro Chile had approximately a 20.5% share of the Chilean wireless market and was the third largest wireless operator in Chile measured by the number of subscribers.

Claro Chile was granted one of three nationwide PCS licenses in 1997. In 1998, it began providing services in Chile under the “Chilesat PCS” brand, which was changed in 1999 to “Smartcom” and in 2006 to “Claro.” Claro Chile offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 85.3% of Claro Chile’s total subscribers as of December 31, 2009. In addition, Claro Chile offers long distance and value added services.

Claro Chile’s cellular network uses GSM technology and CDMA technology. In 2007, we launched a third generation UMTS network which covered 77.95% of the Chilean population by year-end 2008. Claro Chile deployed a nationwide GSM and UMTS network in 2008 that covers all urban zones in Chile. By the end of 2008, the GSM network covered 99.09% of the population. Claro Chile was the first operator to offer 3G services in Chile, during the fourth quarter of 2007. As of December 31, 2009, the GSM network covered 99.3% and the UMTS network covered 84.9% of the population. At December 31, 2009, Claro Chile had 1,512 employees.

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

Paraguay (AMX Paraguay)

In July 2005, we began providing wireless services in Paraguay through AMX Paraguay, S.A., or “AMX Paraguay.”

AMX Paraguay provides nationwide wireless service in Paraguay under the “Claro” brand. During the first quarter of 2008, we re-branded our services in Paraguay to “Claro,” from “CTI Móvil.” We own 100% interest in AMX Paraguay, which we acquired in July 2005 from Hutchison Telecom. We began including the results of AMX Paraguay in our audited consolidated financial statements in August 2005. AMX Paraguay had approximately 0.5 million wireless subscribers as of December 31, 2009.

At December 31, 2009, AMX Paraguay had approximately 9% share of the Paraguayan wireless market and was the third largest wireless operator in Paraguay measured by the number of subscribers.

AMX Paraguay offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 66% of AMX Paraguay’s total subscribers as of December 31, 2009. In addition, AMX Paraguay offers value added services.

AMX Paraguay’s cellular network uses GSM technology and covers approximately 83% of Paraguay’s population. AMX Paraguay is expanding its nationwide GSM network in Paraguay. AMX Paraguay began offering 3G services in Paraguay, using a new UTMS/HSDPA network, during the fourth quarter of 2007 and continued the expansion of the 3G network during 2008. As of December 31, 2009, we had 3G coverage in more than 40 cities across Paraguay. At December 31, 2009, AMX Paraguay had 77 employees.

AMX Paraguay’s principal competitors are: Telecel (Milicom International), Nucleo, a subsidiary of Telecom Personal, the wireless operator of Telecom Argentina, and Hola Paraguay (KDDI Corporation).

AMX Paraguay holds a nationwide PCS 1900 spectrum license for a five-year term starting on January 26, 2009. The company also holds an Internet Access license covering the entire territory for a 5-year period starting on December 19, 2007. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AM Wireless Uruguay

In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay. We began providing wireless services in Uruguay in December 2004, through AM Wireless Uruguay, S.A., or “AM Wireless Uruguay.” AM Wireless Uruguay uses GSM technology to provide service to its customer base. Its cellular network uses GSM technology and covers approximately 90% of Uruguay’s population.

AM Wireless Uruguay began offering 3G services in Uruguay, using a new UMTS/HSDPA network, during the fourth quarter of 2007, and continued the expansion of the 3G network in 2008. As of December 31, 2009, we had 3G coverage in more than 80 cities across Uruguay. As of December 31, 2009, AM Wireless Uruguay had approximately 0.8 million wireless subscribers. AM Wireless Uruguay had 185 employees at December 31, 2009.

During the first quarter of 2008, we re-branded our services in Uruguay to “Claro,” from “CTI Móvil.”

As of December 31, 2009, AM Wireless Uruguay had approximately a 19% share of the Uruguayan wireless market. AM Wireless Uruguay offers basic cellular services through a variety of rate plans and prepaid services. Prepaid customers represented 78% of total subscribers as of December 31, 2009.

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

At December 31, 2009, Comcel had approximately 27.7 million subscribers, compared to 27.4 million subscribers at December 31, 2008, and had a 68% share of the wireless market. During the first quarter of 2008, Comcel began offering 3G services in Colombia under a new UMTS/HSDPA network. Comcel was the first operator to offer 3G services in Colombia. As of December 31, 2009, Comcel’s UMTS/HSDPA network currently covers 965 urban sites in Colombia, which account for approximately 86% of the country’s population.

Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Prepaid customers represented 86% of Comcel’s total subscribers as of December 31, 2009. Purchasers of Comcel’s “Amigo” kit for prepaid service receive a cellular phone together with airtime included, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel and its distributors have arrangements with various supermarkets for the distribution of all of Comcel’s basic services and products as well as the provision of technical service and assistance. The Amigo prepaid card is available in more than 58,000 locations nationwide and there are more than 304,000 virtual points of sale. Comcel’s strategy is to continue to expand its customer base through the build-out of its network.

At December 31, 2009, Comcel had 3,910 employees.

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

The Ministry of Communications and the CRC are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio or “SIC”), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

In September 2009, the CRC issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRC made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia. See “Legal Proceedings—Comcel Dominant Position” under Item 8.

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in March 2004, the Ministry of Communications agreed to renew Comcel’s concessions through 2014.

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

On December 31, 2009, Claro Panamá had approximately 0.1 million wireless subscribers. Prepaid customers represented 83.8% of Claro Panamá’s total subscribers as of December 31, 2009. Claro Panamá uses GSM technology to provide service to its customer base. At December 31, 2009, Claro Panamá had approximately 143 employees.

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

At December 31, 2009, Conecel had approximately 9.4 million subscribers, compared to approximately 8.3 million at December 31, 2008, representing a 70% share of the Ecuadorian wireless market. Prepaid customers represented 88.7% of Conecel’s total subscribers as of December 31, 2009.

Conecel owns and operates a cellular network that uses GSM technology. In November 2007, it launched a new UMTS/HSDPA network. The GSM network provides nationwide coverage and the UMTS network covers the three largest cities (Quito, Guayaquil and Cuenca), which together account for approximately 36% of Ecuador’s population.

At December 31, 2009, Conecel had 1,858 employees.

Conecel’s principal competitor is Telefónica Móviles (Otecel Móviles), which following the purchase of the Bell South properties in Ecuador in 2004 offers wireless local, national and international long-distance and public telephone services in Ecuador.

Conecel is subject to regulation from:

•	the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or “Conatel”), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones, or “Senatel”), which is responsible for executing Conatel’s resolutions;

•	the Telecommunications Agency (Superintendencia de Telecomunicaciones or “Suptel”), which monitors the use of authorized frequencies and compliance with concession provisions; and

•

Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is responsible for the telecommunications industry’s development.

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

Portability was established in Ecuador in October 2009 by a Conatel resolution.

Peru (América Móvil Perú)

In August 2005, we began providing wireless services in Peru through América Móvil Perú, S.A.C., or “América Móvil Perú.”

América Móvil Perú provides nationwide wireless service in Peru under the “Claro” brand. We own a 100% interest in América Móvil Perú, which we acquired in August 2005 from TIM International N.V., a member of the Telecom Italia group, for a purchase price of € 407 million (€ 330 million after net debt adjustments) (Ps. 4,762 million). We began including the results of América Móvil Perú in our consolidated financial statements in September 2005. América Móvil Perú had approximately 8.3 million wireless subscribers as of December 31, 2009.

At December 31, 2009, América Móvil Perú had approximately 40.3% share of the Peruvian wireless market and was the second largest wireless operator in Peru measured by the number of subscribers.

América Móvil Perú began providing services in certain regions of Peru in 2001. América Móvil Perú offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 89% of América Móvil Perú’s total subscribers as of December 31, 2009. In addition, América Móvil Perú offers long distance and value added services.

América Móvil Perú’s cellular network uses GSM technology and, as of December 31, 2009, covers approximately 85% of Peru’s population. América Móvil Perú has the largest GSM coverage among all mobile operators in Perú. América Móvil Perú was the first operator to offer 3G services. During the second quarter of 2008, América Móvil Perú began offering 3G services under a new UMTS/HSDPA network using 850 Mhz band B and Segment B (total 25 Mhz). América Móvil Perú’s UMTS/HSDPA network currently covers 194 districts, 43% of Perú’s population. At December 31, 2009, América Móvil Perú had 1,794 employees.

América Móvil Perú’s principal competitor is Movistar Perú, a subsidiary of Telefónica Móviles.

América Móvil Perú holds concessions to provide mobile, PCS, fixed, long-distance and value added services covering all departments in Perú. The concessions were awarded by the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period . The concessions contain coverage, reporting and service requirements. The Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) is in charge of supervising the telecommunications industry in Peru. The Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones) is authorized to cancel the concessions in case of specified breaches of the terms of a concession.

Mobile number portability was implemented in January 2010, and during the first quarter of 2010, requests transferring to América Móvil Perú amounted to 74% of total portability requests.

Central America

El Salvador (CTE)

Compañía de Telecomunicaciones de El Salvador, S.A., or “CTE,” and its subsidiaries provide fixed, mobile and other telecommunications services in El Salvador. In October 2003, we acquired a 51% interest in CTE from France Telecom and certain other investors. In December 2004, we acquired an additional 41.54% interest in CTE from the government of El Salvador. As a result of the two transactions and a number of public market transactions in El Salvador, we had a 95.8% interest in CTE at December 31, 2009.

At December 31, 2009, CTE had approximately 0.8 million fixed-line subscribers and a market share of approximately 80%.

CTE’s wireless business is operated by its wholly-owned subsidiary CTE Telecom Personal S.A. de C.V. under the brand name Claro. The Claro cellular network uses GSM digital technology and covers approximately

27% of the Salvadorean population. At December 31, 2009, Claro had approximately 1.9 million wireless subscribers, which we estimate represents a market share of approximately 30%. Claro offers both prepaid and postpaid plans.

CTE offers a variety of services through its fixed-line and wireless networks, including Internet access, data transmission and satellite television, and also sells handsets and related products. CTE also operates a telephone directory business in El Salvador and offers fixed-line services in Guatemala. CTE markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. At December 31, 2009, CTE and its subsidiaries had approximately 2,266 employees.

CTE is the principal provider of fixed-line services in El Salvador. CTE’s principal competitor in the wireless sector is TIGO, an affiliate of Millicom International, with a market share of approximately 44%. CTE also competes with Telefónica de El Salvador, an affiliate of Telefónica Móviles, Digicel, which is owned by a consortium of international investors, and Intelfon.

CTE’s business is subject to comprehensive regulation and oversight by the Salvadorean Energy and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and Claro holds a nationwide PCS 1900 concession to operate its cellular network.

Guatemala (Telgua)

Telecomunicaciones de Guatemala, S.A., or “Telgua,” is a fixed-line and wireless telecommunications operator in Guatemala that was privatized in November 1998. Telgua also provides wireless, Internet, cable television, paging, data transmission and other services in Guatemala. We own approximately 99.2% of the stock of Telgua.

At December 31, 2009, Telgua had approximately 1.2 million fixed-line subscribers, which represented a market share of approximately 98%.

Telgua’s wireless business is operated under the brand name “Claro.” Claro’s cellular network uses CDMA digital technology and overlaid GSM technology. Telgua’s network covers approximately 28% of its population. At December 31, 2009, Claro had approximately 4 million wireless subscribers, representing a market share of approximately 33%.

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

Telgua continues to be the principal provider of fixed-line services and is the second largest mobile operator in Guatemala. Telgua’s competitors in the wireless sector are Millicom (Tigo), which is the market leader with 44% market share, and Telefónica Móviles (Movistar), which has 22% market share.

At December 31, 2009, Telgua had 2,554 employees.

Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). Beginning in May 2006, Telgua’s business is subject to regulation under certain dispositions of the free trade agreement among the Dominican Republic, Central American countries, including Guatemala, and the United States. Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in all the national territory.

Nicaragua (ENITEL and ESTESA)

In December 2003, the Nicaraguan Government accepted our bid to acquire a 49% interest in Empresa Nicaragüense de Telecomunicaciones, S.A., or “ENITEL,” for a purchase price of U.S.$49.6 million (Ps. 646 million). We consummated this acquisition in January 2004. ENITEL provides fixed, mobile and other telecommunications services in Nicaragua. In August 2004, we acquired an additional 50.03% interest in ENITEL from Megatel LLC and certain other investors for a price of U.S.$128 million (Ps. 1,666 million). We own 99.5% of the stock of ENITEL.

At December 31, 2009, ENITEL had approximately 2.2 million wireless subscribers, which we estimate represents approximately 66% of the wireless market in Nicaragua, and approximately 0.3 million fixed-line subscribers, which represents 100% of the fixed-line market in Nicaragua.

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

At December 31, 2009, ENITEL had 1,800 employees.

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

In August 2008, we acquired a 100% interest in Estesa Holding Corp., or “ESTESA,” a provider of cable television, broadband residential and corporate data services in Nicaragua, for a purchase price of U.S.$47,841 million (Ps. 647,686 million).

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

At December 31, 2009, Sercom Honduras had approximately 1.4 million wireless subscribers, representing approximately 20% of the wireless market in Honduras. The Company uses GSM technology to provide service to its customer base. At December 31, 2009, Sercom Honduras had approximately 621 employees.

The principal competitor of Sercom Honduras in the Honduran wireless sector is Celtel, an affiliate of Millicom International, which has a market share of approximately 65%. Digicel, which has a market share of approximately 14% and entered the Honduras wireless market in October 2008, and Honducel, which has a market share of approximately 1%, are additional competitors.

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

TracFone currently offers its prepaid wireless service and wireless handsets throughout the United States using an extensive distribution network. TracFone prepaid service is marketed and sold under the “TracFone,” “Net10” and “SafeLink” wireless brands. At December 31, 2009, TracFone had approximately 14.4 million subscribers, including all three brands, all of which are prepaid subscribers, and is the largest operator in the U.S. prepaid cellular market. TracFone’s subscriber base increased by approximately 29% in 2009.

TracFone does not own any wireless telecommunications facilities or hold any wireless licenses. Instead, it purchases airtime through agreements with approximately 10 wireless service providers and resells airtime to customers. Through these agreements, TracFone has a nationwide network covering virtually all areas in which wireless services are available. For the majority of the brands, customer usage is controlled using patented, proprietary software installed in each phone TracFone sells. TracFone provides customer service and manages customers as though it were a network-based carrier. TracFone has entered into agreements with Nokia, Motorola, LG, Samsung and Kyocera to enable them to include TracFone’s software in various handsets they produce. TracFone’s business model does not require any significant recurring capital expenditures. TracFone sells handsets through a variety of U.S. retail stores and sells its prepaid airtime through a large number of independent retailers throughout the United States.

As of December 31, 2009, TracFone had 634 employees.

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

Codetel provides nationwide fixed-line and wireless services in the Dominican Republic under the “Codetel” and “Claro” brands, respectively. We own 100% interest in Codetel, which we acquired on December 1, 2006 from Verizon Communications, Inc. for a purchase price of U.S.$2.42 billion (Ps. 27,557 million) (U.S.$2.02 billion (Ps. 23,121 million) before net cash adjustments). We began including the results of Codetel in our audited consolidated financial statements in December 2006.

Codetel had approximately 4.8 million wireless subscribers, 0.2 million broadband subscribers and approximately 0.8 million fixed line subscribers as of December 31, 2009. At December 31, 2009, Codetel had approximately 78.47% share of the Dominican fixed line market and was the largest fixed line operator in the Dominican Republic measured by the number of subscribers. Codetel had a 54% share of the wireless market and was the largest wireless operator in the Dominican Republic at December 31, 2009.

Codetel began providing services in the Dominican Republic in 1930. It offers a variety of services through its fixed-line and wireless networks, including Internet access and data transmission, and also sells handsets and related products. It also offers basic cellular service through a variety of rate plans and also offers prepaid services. Prepaid customers represented 85% of Codetel’s total wireless subscribers as of December 31, 2009. In addition, Codetel offers long distance and value added services.

Since May 1991, Codetel uses CDMA technology to provide wireless services to approximately 95% of the Dominican Republic’s population. Since May 2007, Codetel has also used a GSM technology network that covers approximately 97% of the Dominican Republic’s population. Codetel has a 3G network in place covering the most important cities and providing more than 1,400 kilometers of road coverage. At December 31, 2009, Codetel had 2,927 employees.

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

Oceanic had approximately 0.4 million wireless subscribers as of December 31, 2009, 95% of which were prepaid customers. At December 31, 2009, Oceanic had approximately 15.9% share of the Jamaican wireless market.

Oceanic began providing services in Jamaica in November 2001. It offers a variety of services through its wireless networks, including web access, and also sells handsets and related products. In addition, Oceanic offers long distance and value added services, such as SMS, web access and Push to Talk.

Oceanic’s cellular network uses CDMA technology and covers approximately 65% of Jamaica’s population. We are currently deploying GSM and UMTS networks, which are expected to cover at least 85% of the Jamaican population by the end of 2010. At December 31, 2009, Oceanic had 256 employees.

Oceanic’s principal competitors are Digicel and LIME Wireless.

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

At December 31, 2008, TELPRI had approximately 0.8 million fixed-line subscribers, 0.2 million broadband subscribers and 0.8 million wireless subscribers. On the fixed line side, TELPRI has an estimated 86.9% share of the residential-market making it the largest fixed line operator on the island. At December 31, 2009, TELPRI’s Claro had approximately 25.9% share of the Puerto Rican wireless market. Postpaid customers represented 63% of total subscriber base as of December 31, 2009.

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

TELPRI holds concessions to provide PCS and long-distance services on the island. The concessions contain coverage, reporting and service requirements. The Federal Communications Commission, or “FCC” and the Telecommunications Regulatory Board of Puerto Rico oversee and regulate the telecommunications industry in Puerto Rico. The FCC has the authority to cancel the concessions in case of specified breaches of the terms.

At December 31, 2009, TELPRI had 3,980 employees.

OTHER INVESTMENTS

We own a 45.0% interest in Telvista, a Delaware corporation that operates call centers in the United States. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2009. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new businesses and licenses and increase our interest in some of our subsidiaries, which in 2008 and 2007 amounted to Ps. 13,737 million and Ps. 26,045 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” under this Item 5.

	Year ended December 31,(1)
	2007		2008(2)		2009
	(millions of nominal Mexican pesos)
Transmission and switching equipment	Ps.	32,100	Ps.	50,278	Ps.	41,018
Other		2,522		6,856		4,377

Total capital expenditures	Ps.	34,622	Ps.	57,134	Ps.	45,395

(1)	Figures reflect amounts accrued for each period.
(2)	As of December 31, 2008, we had not disbursed Ps. 24,621 million of our capital investments in 2008, which were disbursed in 2009.

Our capital expenditures during 2009 related primarily to expanding the capacity of our GSM networks and expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America. We have budgeted capital expenditures of approximately U.S.$3.5 billion for the year ending December 31, 2010, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any business acquisitions. We expect that our capital expenditures during 2010 will primarily relate to the expansion and upgrading of our cellular infrastructure for consolidated networks and third generation technology. We expect to spend approximately 15.0% of our budgeted capital expenditures in Mexico and the United States, 59.0% in South America, 13.0% in Central America and 13.0% in the Caribbean.

We expect to finance our capital expenditures for 2010 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total shareholder’s equity, a description of how operating income under U.S. GAAP was determined and cash flow statements for the years ended 2008 and 2009 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” under this Item 5 and Note 2(f) to our audited consolidated financial statements.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPU”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPU for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

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

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize effects of inflation in our financial statements. They also required us to present financial statements from prior periods in constant pesos as of the end of the most recent period presented. We present financial information for 2008 and 2009 in nominal pesos and financial information for 2007 and prior years in constant pesos as of December 31, 2007.

Cessation of Inflation Accounting under Mexican FRS

Mexican FRS changed beginning on January 1, 2008, and the inflation accounting methods no longer apply, except where the economic environment qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2010, but that could change depending on actual economic performance.

Changes in Mexican FRS

Note 2z.3 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2009 and that will come into force in 2010. The pronouncements that became effective on January 1, 2009 were fully implemented in the financial statements included in this annual report. In 2010, other pronouncements might affect certain aspects of our financial statements. The 2009 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2009 may not be comparable to our financial statements for prior years.

Transition to IFRS

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial information in accordance with IFRS as issued by the IASB. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We have begun presenting financial statements in accordance with IFRS for the fiscal year ended December 31, 2010.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (14.2% in 2009, 10.9% in 2008 and 28.2% in 2007) and operating income (9.1% in 2009, 12.2% in 2008 and 39.6% in 2007) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. In recent years, we have experienced a significant increase in the usage of value-added services, such as data services.

We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we generally have not increased prices in recent periods. In many of our markets, we have introduced promotions and discount packages that tend to result in higher MOUs and lower ARPU. In addition, interconnection rates have been reduced in many of our markets. During 2009, for example, interconnection rates in Mexico, Colombia and Chile declined by 10%, 50% and 40%, respectively, as compared to 2008 levels. We expect the trend of declining prices to slow in 2010, but we also expect pressure on ARPU as a result of the economic crisis. Traffic increases may not continue to fully offset further price or rate declines, which may adversely affect our revenues and operating income.

At December 31, 2009, we had approximately 201.0 million wireless subscribers, as compared to 182.7 million at December 31, 2008, a 10.0% increase. During 2008, we experienced a 29.3 million or 19.1% increase in wireless subscribers. During 2007, we experienced a 28.6 million or 23.0% increase in wireless subscribers. Subscriber growth during 2009, 2008 and 2007 was substantially attributable to organic growth rather than acquisitions of new companies. We experienced wireless subscriber growth in every segment, with the largest amounts attributable to Brazil (5.7 million net new subscribers, or 31.07% of total net new subscribers), the United States (3.2 million net new subscribers, or 17.73% of total net new subscribers), Mexico (2.8 million net new subscribers, or 15.32% of total net new subscribers) and the Southern Cone (2.2 million net new subscribers, or 12.1% of total net new subscribers). The rate of organic growth in subscribers was adversely affected by the recent economic crisis. However, the South American economies recovered faster than we expected. This recovery resulted in faster subscriber growth in these markets and allowed us to meet our target for subscriber growth in 2009.

We believe that many of the markets we serve provide opportunities for continued growth; and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved, although we cannot give assurances that this improvement will continue.

We have launched and are actively promoting 3G and value-added services in all of our markets (excluding TracFone). The introduction of 3G services in our markets contributed to an increase of 31.1%, 24.1% and 19.8% in data revenues in 2007, 2008 and 2009, respectively. Data revenues accounted for 18.1% of service revenues in 2009, as compared to 13.5% in 2008 and 12.4% in 2007. We expect that data revenues as a percentage of our service revenues will continue to increase as 3G services are more widely adopted.

Market and competitive conditions differ considerably in the markets in which we operate, and these conditions are sometimes subject to rapid change.

Effects of Recent Business Acquisitions

During 2007 and 2008, we made significant acquisitions. The consolidation of these companies affects the comparability of our recent results. We accounted for all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Telecomunicaciones de Puerto Rico, Inc. (from April 2007);

•	Oceanic Digital Jamaica Limited (from December 2007); and

•	Estesa Holding Corp. (from September 2008).

There were no significant acquisitions in 2009.

Geographic Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this annual report. Mexico is our largest single geographic market, accounting for 36.0% of our total operating revenues in 2009 and 29.4% of our total wireless subscribers at December 31, 2009. The percentage of our total operating revenues represented by Mexico decreased in 2009, as a result of acquisitions outside Mexico and faster organic revenue growth outside Mexico. We expect that our non-Mexican operations will continue to grow faster than Mexico, though exchange rate variations may affect the comparison in any given year.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 20.9% of our total operating revenues in 2009 and 22.1% of our total wireless subscribers at December 31, 2009. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian and Panamanian operations have experienced accelerated subscriber growth in recent years; and, as a result, Colombia has become our third largest market in terms of revenues (9.4% in 2009) and subscribers (13.8% in 2009).

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2007		2008		2009
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	40.8	32.6	39.1	30.9	36.0	29.4
Brazil	18.7	19.7	20.4	21.2	20.9	22.1
Southern Cone(2)	8.7	11.3	8.8	10.7	9.4	10.9
Colombia and Panama	9.5	14.6	9.5	15.0	9.4	13.8
Andean Region(3)	5.2	8.1	5.8	8.5	6.6	8.8
Central America(4)	5.4	5.3	4.6	5.0	4.6	4.8
United States	5.0	6.2	4.8	6.1	5.8	7.2
Dominican Republic	3.5	1.7	3.3	2.1	3.6	2.4
Caribbean(5)	3.2	0.5	3.7	0.5	3.7	0.6

	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins. In 2009, Mexico reported operating margins higher than our consolidated operating margin, while the other segments reported lower operating margins.

Factors that drive financial performance differ for our operations in different countries, depending on subscriber acquisition costs, competitive situation, regulatory environment (including fees and revenue-based payments related to our concessions), economic factors, interconnection rates, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

In recent years, we have experienced faster growth in our postpaid subscriber base than in our prepaid subscriber base, due in part to the quality of coverage and service and the technological platforms that allow us to offer more variety in data services. In 2009, Mexico, the Dominican Republic and the Caribbean reported postpaid subscriber increases that significantly exceeded those reported in 2008.

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, may affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded foreign exchange gains of Ps. 4,557 million in 2009. We recorded foreign exchange losses of Ps. 13,686 million in 2008 and foreign exchange gains of Ps. 2,463 million in 2007. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized Ps. 732 million in fair value losses on derivatives in 2009.

Offers for Telmex Internacional and CGT

On January 13, 2010, we announced that we intend to conduct two separate but concurrent offers to acquire outstanding shares of Telmex Internacional and CGT. Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Telmex, a leading Mexican telecommunications provider. If the offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the offers is to pursue synergies between our business and that of Telmex Internacional.

The completion of the offers will be subject to satisfaction of certain conditions. It is possible that if not all such conditions are obtained or met we will not complete the offers. Accordingly, there can be no assurance as to whether or when the offers will be completed.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico, Chile and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

In addition, some jurisdictions may impose specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. In November 2008, Cofeco issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power. The preliminary report was confirmed by the publication on February 10, 2010 in the Official Gazette of the relevant findings of a resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law and the Federal Telecommunications Law, if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the CRC issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRC made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are not higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

Composition of Operating Revenues

Most of our operating revenues (88.5% in 2009) is comprised of service revenues. Of our service revenues, the largest portion (34.0% in 2009) is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

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

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe seasonality is mainly driven by the Christmas shopping season.

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 14.2% in 2009. The Ps. 49,056 million total increase was attributable to increases in service revenues (Ps. 50,988 million), partially offset by a decrease in equipment revenues (Ps. 1,932 million). We experienced subscriber growth in all of our markets for wireless services.

Service revenues increased by 17.1% in 2009. The total increase of Ps. 50,988 million in service revenues is principally due to increased traffic and subscriber growth (Ps. 23,792 million, or 8.0% of the increase) reflecting a significant increase in the usage of value added services and to exchange rate variations (Ps. 27,196 million, or 9.1% of the increase) primarily attributable to the appreciation of the Brazilian real and the Colombian peso against the Mexican peso.

Equipment revenues decreased by 4.1% in 2009, from Ps. 47,505 million to Ps. 45,573 million. This decrease primarily reflects a decrease in the average selling price of handsets. Equipment revenues as a percentage of total revenues decreased from 13.7% in 2008 to 11.5% in 2009.

In 2008, our operating revenues increased by Ps. 34,075 million, or 10.9%, compared to 2007. The total increase of Ps. 31,813 million in service revenues reflects principally increased traffic and subscriber growth (Ps. 28,122 million), as our wireless subscriber base increased by 19.1%. The balance of the increase in service revenues reflects increases due to exchange rate variation (Ps. 7,021 million) and to the effect of consolidating Puerto Rico for the full year (Ps. 3,039 million), offset in part by the effect of inflation accounting on 2007 revenues (Ps. 6,370 million). This was partly offset by lower ARPU attributable principally to promotions and discount packages, lower interconnection rates in some markets and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Equipment revenues accounted for Ps. 2,261 million, or 6.6%, of the Ps. 34,075 million increase in operating revenues in 2008. This primarily reflects subscriber growth. Equipment revenues as a percentage of total revenues decreased from 14.5% in 2007 to 13.7% in 2008.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 41.8% of operating revenues in 2009, 42.2% of operating revenues in 2008 and 42.5% of operating revenues in 2007. In absolute terms, cost of sales and services increased by 13.0% in 2009 and 10.3% in 2008, due principally to increases in interconnection rates, infrastructure rental costs, network maintenance costs and radio base station rental costs.

Cost of sales was Ps. 76,187 million in 2009 and Ps. 75,117 million in 2008 and primarily represents the cost of handsets sold to subscribers. Costs of handsets increased by 1.4% in 2009 and by 7.3% in 2008 and exceeded our revenues from the sale of handsets by 40.0% during 2009 and 36.7% during 2008, since we subsidize the cost of handsets for new subscribers.

Cost of services increased by 25.3% in 2009 to Ps. 17,945 million. This increase in cost of services was greater than the growth in service revenues, which increased by 17.1% in 2009. Cost of services increased faster than service revenues primarily due to increases in revenue-based concession payments in Mexico, the fee for renewal of our concession in Ecuador, infrastructure costs, employee salary increases and infrastructure maintenance costs. Cost of services increased by 13.6% in 2008 compared to 2007, while service revenues increased by 11.9% during the same period.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.3% of operating revenues in 2009, 18.0% of operating revenues in 2008 and 17.2% of operating revenues in 2007. On an absolute basis, commercial administrative and general expenses increased by 16.1% in 2009 and 16.3% in 2008. The increase in commercial, administrative and general expenses in 2009 principally reflects higher advertising expenses, higher commissions paid to our distributors, establishment of new customer service centers and an increase in our uncollectible accounts.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Conecel, our Ecuadorian subsidiary, and Claro Peru, our Peruvian subsidiary, are also required to pay employee profit sharing at a rate of 15% of Conecel’s and 10% of Claro Peru’s taxable income. We recognize these amounts under commercial, administrative and general expenses.

Depreciation and amortization—Depreciation and amortization increased by 27.1% in 2009 and 3.4% in 2008. As a percentage of revenues, depreciation and amortization increased from 12.1% in 2008 to 13.4% in 2009. The increases in depreciation and amortization in 2009 and 2008 reflect the substantial investments made in our networks and a charge of Ps. 4,462 million in 2009 and of Ps. 1,996 million in 2008, in each case due to the shortening of the useful life of certain GSM assets in Brazil in 2009.

Operating Income

Operating income increased by 9.1% in 2009 and 12.2% in 2008. Operating income in 2009 reflects a charge of Ps. 4,462 million due to the shortening of the useful life of certain plants and equipment in Brazil. Absent this additional depreciation charge in Brazil, our operating income during 2009 would have increased by 11.4% in 2009.

All of our segments reported operating income in 2009. Operating margin (operating income as a percentage of operating revenues) was 26.4% in 2009, 27.6% in 2008 and 27.3% in 2007. The decrease in our operating margin in 2009 is due principally to the increased depreciation costs in Brazil and an increase in indirect taxes, including taxes on our concessions, local taxes and employee profit sharing. Improvement in our operating margin in 2008 reflected principally the increase in service revenues.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and other financing costs. Through 2007, comprehensive financing cost also included gain or loss attributable to the effects of inflation on monetary assets and liabilities.

We had comprehensive financing cost of Ps. 2,982 million in 2009, as compared to comprehensive financing cost of Ps. 13,865 million in 2008 and Ps. 387 million in 2007. The decrease in comprehensive financing cost in 2009 reflects principally (a) a 12.5% decrease in net interest expense due to a decrease in net debt, (b) foreign exchange gains of Ps. 4,557 million due principally to the appreciation of the Mexican peso against the U.S. dollar and (c) a decrease in net other financing costs, primarily due to fair value losses of our derivative financial instruments, commissions and stock exchange registration and listing costs.

The increase in financing cost in 2008 reflects principally (a) foreign exchange losses of Ps. 13,686 million due principally to the depreciation of the Mexican peso against the U.S. dollar, (b) net other financing income of Ps. 6,358 million, primarily due to fair value gains on currency derivatives and (c) no monetary gains or losses in 2008, due to the cessation of inflation accounting under Mexican FRS, as compared to a monetary gain of Ps. 5,038 million in 2007.

For 2009, 2008 and 2007, changes in the components of financing cost were as follows:

•

Net interest expense decreased by 12.5% in 2009 and increased by 38.0% in 2008. The decrease in 2009 was primarily attributable to a decrease in our consolidated net debt. The increase in 2008 was primarily attributable to increased net debt resulting from increased capital expenditures.

•

We had a net foreign exchange gains of Ps. 4,557 million in 2009, compared to a loss of Ps. 13,686 million in 2008 and a gain of Ps. 2,463 million in 2007. The foreign exchange gain in 2009 was primarily attributable to the 3.5% appreciation of the Mexican peso against the U.S. dollar. The foreign exchange loss in 2008 was primarily attributable to the depreciation of the Mexican peso against the U.S. dollar and was partly offset by gains on currency derivatives described below. The foreign exchange gain in 2007 was primarily attributable to appreciation of the Mexican peso against the US. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar.

•

In 2009 and 2008, following the cessation of inflation accounting under Mexican FRS, we did not record monetary gains or losses. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness. See “—Inflation Accounting” under this Item 5.

•

We reported a net other financing loss of Ps. 1,820 million in 2009, compared to a gain of Ps. 6,358 million in 2008 and a loss of Ps. 3,153 million in 2007. Net other financing costs include fair value gains and losses of financial instruments, commissions, fair value gains and losses on the sale of investments. In 2009, our net other financing cost was principally attributable to fair value losses of our financial instruments and commissions. In 2008, our net financing income was principally attributable to a net fair value gain on our currency derivatives of Ps. 7,497 million. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. and fair value gain on our derivative instruments.

•	We capitalized financing cost of Ps. 1,627 million in 2009, Ps. 7,054 million in 2008 and Ps. 1,158 million in 2007, in each case related to construction of our plant, property and equipment.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 22.4%, 25% and 27.7% for 2009, 2008 and 2007, respectively. Our effective rate in 2009 and 2008 includes the partial reversal of the valuation allowance corresponding to tax losses in Brazil. The statutory rate of Mexican corporate income tax was 28% in 2009, 2008 and 2007.

In 2008, Mexico introduced a new flat rate business tax (“Impuesto Empresarial a Tasa Única”, or “IETU”). IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. The rate for 2008 and 2009 was 16.5% and 17%, respectively. Hereafter, the rate will be 17.5%.

Other Expense, Net

In 2009, we recorded net other expense of Ps. 2,166 million in 2009, compared to net other expense of Ps. 2,327 million in 2008 and Ps. 3,713 million in 2007. The expense in 2009 reflects principally other net financing costs and other non-operating costs. The expense in 2008 reflects principally an impairment of goodwill in Honduras and the accrual for interest and penalties for certain tax contingencies in Brazil. The expense in 2007 reflects principally our decision to discontinue the use of certain time division multiple access (or “TDMA”) equipment in Colombia and Ecuador.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in income of Ps. 196 million in 2009, Ps. 109 million in 2008 and Ps. 58 million in 2007. The income in 2009, 2008 and 2007 reflect principally our share of the income reported by Grupo Telvista, S.A. de C.V., a Mexican sociedad anónima de capital variable.

Net Income

We had majority net income of Ps. 76,913 million in 2009, Ps. 59,486 million in 2008 and Ps. 58,588 million in 2007. The increase in net income in 2009 reflects principally the Ps. 8,663 million increase in operating income and a significant reduction (Ps. 10,884 million) in our comprehensive financing cost. The increase in net income in 2008 principally reflects our increase in operating income, which was substantially offset by an increase in our exchange losses. The increase in net income in 2007 principally reflects our increased operating income, which was partially offset by an increase in our income tax expense.

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

	Mexican pesos per foreign currency unit
	2007	% Change	2008	% Change	2009	% Change
Guatemalan quetzal	1.4239	(0.6)%	1.7398	22.2%	1.5631	(10.2)%
U.S. dollar(1)	10.8662	(0.1)	13.5383	24.6	13.0587	(3.5)
Brazilian real	6.1345	20.5	5.7930	(5.6)	7.4998	29.5
Colombian peso	0.0054	10.2	0.006	11.1	0.0064	6.7
Argentine peso	3.4506	(2.9)	3.9207	13.6	3.4365	(12.3)
Dominican peso	0.316	(1.9)	0.382	20.8	0.3604	(5.6)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador and Puerto Rico.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2007	% Change	2008	% Change	2009	% Change
Wireless
Mexico	50,011	15.8%	56,371	12.7	59,167	5.0
Brazil	30,228	26.6	38,731	28.1	44,401	14.6
Southern Cone(2)	17,290	30.5	19,591	13.3	21,833	11.4
Colombia and Panama(3)	22,335	14.4	27,390	22.6	27,797	1.5
Andean Region(4)	12,391	37.3	15,482	25.0	17,760	14.7
Central America(5)	8,157	38.8	9,158	12.3	9,535	4.1
Dominican Republic	2,682	25.3	3,877	44.6	4,826	24.5
Caribbean(6)	814	—	932	14.5	1,226	31.5
United States	9,514	20.5	11,192	17.6	14,427	28.9

Total wireless	153,422	23.0	182,724	19.1	200,972	10.0

Fixed
Central America(7)	2,197	4.8	2,242	2.0	2,259	0.8
Dominican Republic	748	1.9	772	3.1	765	(0.9)
Caribbean(6)	921	—	832	(9.5)	765	(8.0)
Total Fixed	3,866	36.5	3,846	(0.5)	3,789	(1.5)

Total Lines	157,287	23.3	186,570	18.6	204,761	9.7

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay.
(3)	We began operations in Panama in March 2009.
(4)	Includes Ecuador and Peru.
(5)	Includes El Salvador, Guatemala, Honduras and Nicaragua
(6)	Includes Puerto Rico and Jamaica.
(7)	Includes El Salvador, Guatemala and Nicaragua.

The table below sets forth the operating revenues and operating income represented by each of our operating segments for the periods indicated.

	(2009 and 2008 in millions of Mexican pesos, previous year in millions of constant Mexican pesos as of December 31, 2007)
	2007		2008		2009
	Operating Revenues	Operating Income	Operating Revenues	Operating Income	Operating Revenues	Operating Income
Mexico(1)	Ps.126,923	Ps.59,075	Ps.135,068	Ps.63,064	Ps.142,135	Ps.68,599
Brazil	58,305	608	70,484	1,584	82,300	1,368
Southern Cone(2)	27,237	2,691	30,541	5,702	37,135	7,578
Colombia and Panama(3)	29,614	7,616	32,622	10,955	37,031	11,853
Andean Region(4)	16,210	3,725	20,218	5,284	26,087	7,668
Central America(5)	16,918	4,698	16,051	3,029	18,137	1,936
United States	15,604	1,503	16,546	943	22,857	956
Dominican Republic	10,990	3,946	11,241	3,373	14,250	3,891
Caribbean(6)	9,779	1,332	12,883	1,612	14,780	361

(1)	Includes our operations in Mexico and our corporate operations and assets.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	We began our operations in Panama in March 2009.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(6)	Includes our operations in Puerto Rico and Jamaica.

Mexico

Operating revenues in Mexico increased by 5.2% in 2009 and 6.4% in 2008, benefiting from subscriber growth and increases in traffic. Service revenues increased by 9.3% in 2009 and 6.3% in 2008, reflecting growth in revenues from value-added, airtime and long distance services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Equipment revenues in Mexico decreased by 6.5% in 2009 and increased by 7.4% in 2008, principally due to a reduction in the average sales price of handsets. The number of subscribers in Mexico increased by 5.0% in 2009 and 12.7% in 2008.

Average MOUs per subscriber increased by 11.3% in 2009 and 21.7% in 2008. ARPU decreased by 1.2% in 2009 and 7.5% in 2008. During both years, we lowered the price of some of our services through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPU. In addition, in 2008 and 2009, our ARPU was negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging and other 3G services, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs also resulted in lower interconnection revenues. The churn rate for our Mexican operations was 3.2% in 2009, 3.3% in 2008 and 3.4% in 2007.

Operating income increased by 10.6% in 2009 and 4.6% in 2008. Our operating margin was 48.2% in 2009 and 45.8% in 2008. The increase in our operating margin in 2009 is due principally to an increase in our operating revenues and the implementation of strict controls in our operating costs and expenses, which remained unchanged as a percentage of our operating revenues. In 2008, operating margin decreased, reflecting an increase in cost and expenses principally due to equipment subsidies, uncollectible accounts and employee profit sharing, which was greater than the increase in operating revenues in that year. Finally, depreciation and amortization expenses of our Mexican operations as a percentage of its operating revenues increased slightly from 6.2% in 2008 to 6.5% in 2009.

For Mexico, the financial information set forth in Note 19 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Operating revenues in Brazil increased by 16.8% in 2009 and 20.9% in 2008. The increase in 2009 was primarily attributable to the appreciation of the Brazilian real against the Mexican peso as well as an increase in traffic and subscriber growth. The number of our subscribers in Brazil increased by 5.7 million subscribers in 2009 to approximately 44.4 million subscribers as of December 31, 2009. The increase in operating revenues in 2008 was primarily attributable to increased traffic and subscriber growth and data revenue. The 6% appreciation of the Brazilian real against the Mexican peso in 2008 also contributed to the increase in operating revenues in 2008, as 6.9% of the 20.9% was due to currency effects. The number of subscribers increased by 8.5 million subscribers in 2008 to approximately 38.7 million subscribers.

Average MOUs per subscriber decreased by 9.4% in 2009 and increased by 20.7% in 2008. ARPU decreased by 0.3% in 2009 and 3.1% in 2008. Calculated in nominal Brazilian reais, ARPU decreased by 8.0% in 2009 and 7.4% in 2008. The decrease in average MOUs and ARPU during 2009 reflects a significant increase in the use of data services as compared to voice (airtime and long distance) services. The increase in average MOUs during 2008 as well as the decrease in ARPU during 2008 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions for our 3G services. Our churn rate was 2.8% in 2009 and 2.7% in 2008.

Operating income decreased by 13.7% in 2009 and increased by 161.0% in 2008. Operating income in 2009 and 2008 reflects primarily the effect of higher depreciation expense resulting from the shortening of the useful lives of certain GSM and TDMA assets in 2009 and 2007 as compared to 2008. In 2009, the depreciation expense resulting from the shortening of the useful lives of certain GSM assets was Ps. 4,462 million. The depreciation expense in 2008 relating to GSM and TDMA assets was Ps. 1,996 million. Operating margin (1.7% in 2009 and 2.2% in 2008) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. Absent these depreciation expenses, the operating margin would have been 5.1% in 2008 and 7.1% in 2009. Depreciation and amortization expenses represented 22.5% of our operating revenues in 2009 and 21.4% in 2008.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 21.6% in 2009 and 12.1% in 2008. The increase in 2008 and 2009 was attributable primarily to subscriber growth. The number of subscribers increased by 2.2 million subscribers in 2009 to approximately 21.8 million subscribers at year-end. Since 2007, our postpaid subscriber base has grown at a faster rate than our prepaid subscriber base. The currency effects between the Argentine peso and the Mexican peso did not have a significant effect on our operating revenues in 2009 and 2008.

Average MOUs per subscriber increased by 9.2% in 2009 and 2.3% in 2008. ARPU increased by 8.5% in 2009 and decreased by 4.8% in 2008. Expressed in nominal local currencies, ARPU increased in 2009 by 5.9% in Argentina, 52% in Paraguay and 4% in Uruguay and decreased by 15% in Chile. In 2008, ARPU increased by 3.0% in Argentina and 11.7% in Paraguay and decreased by 10.0% in Uruguay and 7.3% in Chile. The increase in MOUs in 2009 principally reflected reflects an increase in our airtime traffic and a significant increase in traffic and revenues from data and value-added services. The increase in MOUs in 2008 principally reflected a decrease in prices due to promotions and airtime subsidies including free calls to friends and family. Our churn rate remained stable at 2.6% in 2008 and 2009.

Operating income increased by 32.9% in 2009 and 112.0% in 2008. This increase in 2009 reflected an increase in operating revenues and a reduction in our subscriber acquisition costs and other operating costs and expenses. The increase in 2008 reflected principally both a significant increase in our operating revenues and a reduction in the commissions payable to our distributors.

Colombia and Panama

Operating revenues increased by 13.5% in 2009 and 10.2% in 2008. The increase in operating revenues in 2009 was attributable to the appreciation of the Colombian peso against the Mexican peso and subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth, increased traffic, the appreciation of the Colombian peso against the Mexican peso and increased revenue from long distance charges. The Colombian peso appreciated 11.9% against the Mexican peso in 2008, and currency appreciation accounted for approximately 6.5% of the increase in revenues during 2008. Also, we began providing long distance services in Colombia in 2008. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2009, the number of subscribers in Colombia and Panama increased by 1.5% to approximately 27.8 million as of December 31, 2009. In 2008, the number of subscribers in Colombia increased by 22.6%.

Average MOUs per subscriber increased by 10.2% in 2009 and 28.7% in 2008. ARPU increased by 8.8% in 2009 and decreased by 4.8% in 2008. Calculated in nominal Colombian pesos, ARPU decreased by 3.3% in 2009 and 8.4% in 2008. The increase on average MOUs per subscriber in 2009 reflected primarily an increase in traffic resulting from the net increase in subscriber growth. The increase on average MOUs per subscriber in 2008 reflected primarily the reduction in prices for our voice and data services. The decrease in ARPU in local currency during 2009 reflected the lower interconnection fees which were not compensated by the increase in volume. The decrease in ARPU during 2008 reflected principally the lowering of our prices for voice and data services through promotions and lower rates. A substantial majority of our subscriber growth in 2009 and 2008 was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate increased from 2.4% in 2008 to 3.5% in 2009.

Our operating income increased by 8.2% in 2009 and 43.8% in 2008. Operating income in 2009 reflects the implementation of stricter controls in our operating costs and expenses, particularly with respect to handset subsidies. Operating income in 2008 reflects a reduction in subscriber acquisition costs and the effect in 2007 of higher depreciation expense resulting from the useful lives of certain GSM assets. Our operating margin was 32.0% in 2009 and 33.6% in 2008.

We began operating in Panama in March 2009. The commencement of operations in Panama did not have a significant impact in the operating margin and results of operations of this segment.

Andean Region—Ecuador and Peru

Operating revenues in Ecuador and Peru increased by 29.0% in 2009 and 24.7% in 2008. The increase in operating revenues in 2009 reflected principally the appreciation of the local currencies against the Mexican peso and subscriber growth. Currency effects contributed to 71.7% of the growth in operating revenues in 2009. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of subscribers increased by 14.7% to approximately 17.7 million at year-end 2009. In 2008, the number of subscribers increased by 24.9%.

Average MOUs per subscriber increased by 16.4% in 2009 and 27.3% in 2008. ARPU increased by approximately 13.0% in 2009 and decreased by approximately 3.0% in 2008. The increase in ARPU during 2009 reflected the appreciation of local currencies against the Mexican peso. The decline in ARPU during 2008 reflected principally subscriber growth and a reduction in our rates per minute. Our churn rate decreased from 2.4% in 2008 to 2.2% in 2009.

Operating income increased by 45.1% in 2009 and 41.8% in 2008. Our operating margin was 29.4% in 2009 and 26.1% in 2008. The increase in operating margin during 2009 resulted from a reduction in subscriber acquisition costs. The increase in operating margin during 2008 resulted from an increase in revenues, partially offset by a Ps. 136 million income-based payment related to our concession in Ecuador.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua increased by 13.0% in 2009 and decreased by 5.1% in 2008. The increase in 2009 reflected principally the 15.6% appreciation of the local currencies (mainly the dollar) against the Mexican peso, which compensated for a 2.6% decrease in operating revenues in local currencies. The decrease in 2008 reflected principally a decrease in nearly all sources of operating revenue as a result of a decrease in our share of the market. In 2009, the number of wireless subscribers in Central America increased by 4.1% to 9.5 million at year-end 2009. The number of fixed line subscribers increased by 0.8%, to approximately 2.3 million at year-end. In 2009, wireless services accounted for approximately 51.9% of our operating revenues, and fixed-line and other services for approximately 48.1%, as compared to 52.5% and 47.5%, respectively, in 2008.

Average MOUs decreased by 6.9% in 2009 and 13.4% in 2008. ARPU increased by 5.1% in 2009 and decreased by 23.4% in 2008. The increase in ARPU in 2009 reflects principally the appreciation of the local currencies, in particular the U.S. dollar, against the Mexican peso. Calculated in local currencies, ARPU decreased primarily as a result of increased competition for wireless customers in the region.

Operating income decreased by 36.1% in 2009 and 35.5% in 2008. Operating margin was 10.7% in 2009 and 18.9% in 2008. The decrease in operating income and margin in 2009 reflected principally increased network maintenance costs and radio base station rental costs. The decrease in operating income and margin in 2008 reflected principally increased network maintenance costs and acquisition costs related to triple-play.

United States

Operating revenues in the United States increased by 38.1% in 2009 and 6.0% in 2008. The increase in operating revenues in 2009 reflected principally new commercial plans and promotional packages that contributed to the increase in subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of TracFone subscribers increased by 28.9% to approximately 14.4 million as of December 31, 2009; and in 2008, the number of TracFone subscribers increased by 17.6% to approximately 11.2 million as of December 31, 2008.

Average MOUs per subscriber increased by 6.1% in 2009 and 5.6% in 2008. ARPU increased by 11.7% in 2009 and decreased by 9.0% in 2008. The increase in ARPU in 2009 reflects our new commercial plans and promotional packages. The decline in ARPU in 2008 was primarily attributable to the increasing portion of TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate increased from 3.8% in 2008 to 4.0% in 2009.

Operating income increased by 1.4% in 2009 and decreased by 37.3% in 2008. TracFone’s operating margin decreased from 5.7% in 2008 to 4.2% in 2009. The increase in operating income in 2009 reflected currency effects due to the appreciation of the U.S. dollar against the Mexican peso and subscriber growth. The decrease in operating margin in 2009 reflects higher subscriber acquisition costs due mainly to equipment subsidies and publicity expenses.

Dominican Republic

Operating revenues in the Dominican Republic increased by 26.8% in 2009 and 2.3% in 2008. The increase in 2009 reflects the appreciation of the Dominican peso against the Mexican peso and subscriber growth. The increase in 2008 reflected principally subscriber growth in the wireless market and improved service promotions. In 2009, the number of wireless subscribers in the Dominican Republic increased by 24.5%, and in 2008, the number of wireless subscribers increased by 44.6%. In 2009, the number of fixed line subscribers decreased by 0.9%, and the number of fixed line subscribers increased by 3.1% in 2008. In 2009, wireless services accounted for approximately 49.2% of our operating revenues as compared to approximately 43.8% in 2008. Fixed-line and other services accounted for approximately 50.8% as compared to 56.2% in 2008.

Average MOUs decreased by 15.3% in 2009 and 6.7% in 2008. ARPU increased by 0.8% in 2009 and decreased by 15.5% in 2008. The decrease in average MOUs and the increase in ARPU in 2009 reflect currency effects. Calculated in Dominican pesos, ARPU decreased by 12.7% in 2009. The declines in 2008 primarily reflected promotions and airtime subsidies and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Operating income increased by 15.4% in 2009 and decreased by 14.5% in 2008. Operating margin was 27.3% in 2009 and 30.0% in 2008. The increase in operating income and the decrease in operating margin in 2009 reflected principally indirect taxes on network maintenance and operation costs. The decrease in operating income and margin in 2008 reflected principally the growing proportion of our prepaid subscribers, which resulted in increased subscriber acquisition costs, equipment subsidies and customer service expenses.

Caribbean—Puerto Rico and Jamaica

Operating revenues in the Caribbean increased by 14.7% in 2009 and 31.7% in 2008. The increase in 2009 and 2008 reflected principally the appreciation of the U.S. dollar against the Mexican peso and organic growth. In 2009, the number of wireless subscribers in Puerto Rico and Jamaica increased by 37.6%, and in 2008, the number of wireless subscribers increased by 14.5%. In 2009, the number of fixed line subscribers decreased by 8.0%, and the number of fixed line subscribers decreased by 9.5% in 2008. In 2009, wireless services accounted for approximately 36.4% of our operating revenues as compared to approximately 33.6% in 2008. Fixed-line and other services accounted for approximately 63.3% of operating revenues in 2009, as compared to 66.4% in 2008.

Average MOUs increased by 4.9% in 2009 and decreased by 8.4% in 2008. ARPU decreased by 1.0% in 2009 and 10.7% in 2008. Calculated in local currencies, ARPU decreased in 2009 and in 2008. These declines in ARPU primarily reflected the reduction in prices of voice services, principally in Puerto Rico.

Operating income decreased by 77.6% in 2009 and increased by 21.0% in 2008. Operating margin was 2.4% in 2009 and 12.5% in 2008. The decrease in operating income and operating margin in 2009 reflected principally an increase in indirect taxes including two real property taxes that became effective in Puerto Rico in 2009.

Liquidity and Capital Resources

Principal Uses of Cash

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 152,809 million in 2009 and Ps. 87,464 million in 2008. Our cash and cash equivalents amounted to Ps. 27,446 million at December 31, 2009, compared to Ps. 22,092 million as of December 31, 2008. We believe that our working capital is sufficient for our present requirements. We use the cash that we generate from our operations primarily for the following purposes:

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2009 and 2008, we invested approximately Ps. 45,395 million and Ps. 57,134 million, respectively, in plant, property and equipment. As of December 31, 2009, we had not disbursed Ps. 24,621 million of our investments in 2008, which will be disbursed in 2010. We have budgeted capital expenditures for 2010 to be approximately U.S.$ 3,500 billion (Ps. 45,815 million). See “Capital Expenditures” under Item 4.

•

During 2008 we spent approximately Ps. 13,737 million to acquire or renew licenses, principally Ps. 8,830 million to acquire additional spectrum in Brazil, Ps. 3,001 million to renew our concession in Ecuador and Ps. 896 million to acquire a license in Panama. We did not spend any funds in the acquisition or renewal of licenses in 2009. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	In 2008, we had a significant increase in our inventory, as compared to 2007, resulting from an increase in volume and inventory acquisition costs and currency effects.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2009, we had Ps. 9,168 million of principal due in 2010.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, or repurchase our own shares from time to time. We paid Ps. 25,979 million in dividends in 2009 and Ps. 8,904 million in dividends in 2008, and our shareholders have approved the payment of a Ps. 0.32 dividend per share in 2010. Dividends for 2009 included an extraordinary dividend of Ps. 0.50 per share paid on December 2009. We also spent (including commissions and value-added taxes) Ps. 24,706 million repurchasing our own shares in the open market in 2009 and Ps. 41,755 million in 2008. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2010.

The following table summarizes certain contractual liabilities as of December 31, 2009. Our purchase obligations and approximately 51.4% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total	Less than 1year	1-3 years	4-5 years	After 5 years
	(in millions)
Contractual obligations as of December 31, 2009:
Equipment leases	Ps. 1,291	Ps. 716	Ps. 575	Ps. —	Ps. —
Real estate leases	20,363	4,314	7,383	5,140	3,526
Short-term debt(1)	9,168	9,168	—	—	—
Long-term debt(1)	101,741	—	20,022	22,582	59,137
Purchase obligations(2)	32,521	29,402	1,374	341	1,404

Total	Ps.165,084	Ps.43,600	Ps.29,354	Ps.28,063	Ps.64,067

(1)	Excludes interest payments, as they are set at floating rates.
(2)	See discussion below.

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2009. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

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

We could have opportunities in the future to invest in other telecommunications companies worldwide, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. We may also pursue opportunities in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this annual report under “Overview—Effects of Recent Acquisitions” under this Item 5 for more information about these transactions.

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. Beginning in the second half of 2008, with the difficult circumstances in the credit markets, we arranged several equipment financing facilities to further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$1,297 million in committed undrawn equipment financing facilities from three different sources.

As of December 31, 2009, our total consolidated indebtedness was Ps. 110,909 million, compared to Ps. 143,486 million as of December 31, 2008. Our net debt (total debt minus cash and cash equivalents) at December 31, 2009 decreased by 31.2% as compared to December 31, 2008. This decrease reflects, among other things, our increased capacity for generating cash flow.

During 2010, we have taken advantage of favorable market conditions to raise a substantial amount of additional funds by issuing debt securities in different markets. In March 2010, we issued three series of peso-denominated notes in the domestic Mexican market, consisting of Ps. 4,600 million in notes maturing in 2015, Ps. 7,000 million in notes maturing in 2020 and Ps. 3,271 million in notes maturing in 2025. Later in March 2010, we issued three series of U.S. dollar-denominated notes in the international market, consisting of U.S.$750 million in notes due 2015, U.S.$2.0 billion in notes due 2010 and U.S.$1.25 billion in notes due 2040. In April 2010, we issued Swiss franc-denominated notes in the domestic Swiss market, consisting of CHF230 million in notes due 2015.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk liabilities, approximately 76.2% of our indebtedness at December 31, 2009 was denominated in currencies other than Mexican pesos (approximately 51.4% in U.S. dollars and 24.8% in other currencies, principally in Colombian and Chilean pesos and euros), and approximately 24.5% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2009, Ps. 6,355 million (or 5.7%) was classified as short-term based on the original terms.

Our ability to access the international debt capital markets on the terms described below has been helped by the credit rating given to our debt. As of the date of this annual report, our dollar-denominated senior notes are rated A2 by Moody’s Investors Service, BBB+ (positive watch) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2009 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.8%.

Our major categories of indebtedness at December 31, 2009 are as follows:

•

U.S. dollar-denominated senior notes.    At December 31, 2009, we had approximately U.S.$3.9 billion (Ps. 51,608 million) outstanding under series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2009:

•	U.S.$795 million (Ps. 10,381 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$473 million (Ps. 6,181 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$583 million (Ps. 7,615 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$750 million (Ps. 9,794 million) senior notes due 2019, bearing interest a fixed rate of 5.000%;

•	U.S.$981 million (Ps. 12,815 million) senior notes due 2035, bearing interest at a fixed rate of 6.375%; and

•	U.S.$369 million (Ps. 4,822 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican-peso denominated senior notes.    At December 31, 2009, we had approximately Ps. 12,872 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2009, we had Ps. 13,491 million in domestic senior notes that were sold in the Mexican capital markets.

These domestic senior notes were issued by us between 2002 and 2009, and have varying maturities, ranging from 2010 through 2018. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007, we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012;

•	On November 1, 2007, we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010;

•	On November 1, 2007, we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017;

•	On March 7, 2008, we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018;

•	On September 12, 2008, we issued Ps. 3,000 million in 5-year floating domestic senior notes. The notes bear interest at a spread of 55 basis points over CETES, and mature on September 6, 2013; and

•

On September 12, 2008, we issued Ps. 2,100 million in 5-year UDI denominated equivalent fixed rate domestic senior notes. The notes bear interest at a rate of 4.10% per annum and mature on September 6, 2013.

•

Bank loans.    At December 31, 2009, we had approximately Ps. 9,226 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates based on LIBOR. We are also party to a U.S.$2 billion revolving syndicated facility that matures on April 2011. At December 31, 2009, the entire U.S.$2 billion was available for borrowing. Loans under the facility bear interest at LIBOR plus a spread. The syndicated facility limits our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies.    We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization and interest at a spread over LIBOR/EURIBOR. They are extended to us or to operating subsidiaries, with the guarantee of Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2009 was U.S.$928 million (Ps. 12,124 million).

•

Sale and leasebacks.    Our subsidiaries in Ecuador, Peru, Nicaragua and Honduras have entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2009, lease payment obligations under these contracts amounted to U.S.$87 million (Ps. 1,133 million). Payments are due on a monthly and three-month basis through 2012 and bear interest at fixed or variable rates plus a spread.

•

Colombian peso-denominated notes.    In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature on 2016. These notes are not guaranteed by América Móvil. At December 31, 2009, the aggregate principal amount outstanding under these notes was Ps. 5,749 million.

All of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities are guaranteed by Telcel.

At December 31, 2009, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 93,908 million (U.S.$7,204 million), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2009, our operating subsidiaries other than Telcel had indebtedness of Ps. 17,001 million (U.S.$1,302 million).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. In Mexico, we have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use derivative financial instruments to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. We also use derivative financial instruments from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time. As of December 31, 2009, after taking into account derivative transactions, approximately 30.5% of our total debt was denominated in U.S. dollars and approximately 28.5% was subject to floating rates.

As of December 31, 2009, we had the following derivatives positions, with an aggregate fair value of Ps. 8,361 million:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$147 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos;

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$1,965 million to hedge our exposure to our U.S. dollar denominated debt;

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 82 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos;

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 143 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars; and

•

A Japanese Yen-U.S. dollar denominated cross-currency swap with a notional amount of Yen¥13,000 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 74,360 million in 2009 Ps. 54,252 million in 2008 and Ps. 55,529 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was approximately 3.4% lower in 2009, 8.9% lower in 2008 and 5.4% lower in 2007.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and equity. The most significant difference in their effect on 2009 net income related to the depreciation resulting from the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation up to December 31, 2007. Under Mexican FRS through December 31, 2007, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restated its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restated non-monetary assets based on the Mexican National Consumer Price Index as of December 31, 2007. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 21 to our audited consolidated financial statements.

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

Purchase accounting—purchase price allocation

During 2008 and 2007, we made a number of business acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plant and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of property and equipment, trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2009 to Ps. 42,953 million, or 10.9% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. For example, during 2007, we shortened the useful life of TDMA and GSM equipment, particularly in Colombia and Brazil, to reflect the expected migration of customers to newer technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million. In 2009, we recorded a depreciation expense of Ps. 4,462 million resulting from the shortening of the useful lives of certain GSM assets in Brazil. See Note 7 to our audited consolidated financial statements.

Impairment of Long-Lived Assets, Intangibles and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

In 2008, we recognized an impairment in the value of goodwill of Ps. 527 million, an impairment in the value of our plants, property and equipment of Ps. 113 million and an impairment in the value of our licenses of Ps. 99 million. During 2009, we did not recognize any impairment of long-lived assets or goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

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

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS and U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 11 (Mexican FRS) and Note 21 (U.S. GAAP) to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 2009. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

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

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. The Board of Directors is supported by our committees, especially by our Audit and Corporate Practices Committee, which is comprised by independent members. In particular, the Board of Directors must approve prior opinions of the competent committee, among others:

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

Our bylaws provide for the Board of Directors to consist of between five and twenty one directors and allow for the appointment of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and an alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or ratified at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores, or the “Mexican Securities Market Law”), shareholders are required to make a determination as to the independence of our directors, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors, the Executive Committee, the Audit and Corporate Practices Committee, and the Operations in Puerto Rico and the United States of America Committee, as well as the Corporate Secretary and the Corporate Pro-Secretary, were elected or ratified at the annual general shareholders’ meeting held on April 7, 2010, with eight directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the members of the Board elected and ratified at the annual general shareholders’ meeting held on April 7, 2010, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Patrick Slim Domit	Born:	1969
Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Other directorships:	2004 2011 Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V. and Alternate Director of Telmex

	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2011 Chief Executive Officer of América Móvil

	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., and Alternate Director of Carso Global Telecom S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Alejandro Soberón Kuri	Born:	1960
Director, Chairman of the Audit and Corporate Practices Committee and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2011 Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

	Other directorships:	Chairman of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Other directorships: Business experience:	2004 2011 Director of Value Grupo Financiero, S.A.B. de C.V. Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Rayford Wilkins	Born:	1951
Director and Member of the Executive Committee	First elected: Term expires: Principal occupation:	2005 2011 Chief Executive Officer of the AT&T Diversified Businesses Division

	Other directorships:	Director of Telmex Internacional

	Business experience:	Various positions in the wireless industry at SBC Group

Mike Viola	Born:	1954
Director	First elected: Term expires:	2009 2011
	Principal occupation:	Senior Vice President of Corporate Finance AT&T, Inc.

	Other directorships:	Director of Telmex

Ernesto Vega Velasco	Born:	1937
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation	2007 2011 In retirement. Member of the board of directors and audit, planning and finance and evaluation and compensation committees of certain companies

	Other directorships:	Chairman of Wal-Mart de México, S.A.B. de C.V. and Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and Alternate Director of Industrias Peñoles, S.A.B. de C.V.

	Business experience:	Since 1971, various positions in the Desc group, where he was eventually appointed Corporate Vice-president

Santiago Cosío Pando	Born:	1973
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2008 2011 President of Grupo Pando, S.A. de C.V.

	Business experience:	Various positions in Grupo Pando, S.A. de C.V.

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo	Born:	1967
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2011 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.

	Other directorships:	Member of the Board of Directors of Corporación Scribe, S.A.P.I. de C.V. and Alternate Director of Kimberly Clark de Mexico, S.A.B. de C.V.

	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Other directorships:	2000 2011 Director of Grupo Financiero Inbursa, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Alternate Director of Grupo Carso, S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

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

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee consists of Messrs. Alejandro Soberón Kuri, Chairman, Ernesto Vega Velasco, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports provided by the Mexican Securities Market Law;

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

•	evaluate the performance of the external auditors;

•	review and discuss the financial statements of the company and advise the board of directors of the committee’s recommendations for approval of such financial statements;

•

receive and analyze recommendations and observations to its functions from shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executive and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican securities laws and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee shall request opinions of our executive officers for purposes of preparing the annual report. The Board of Directors must seek the opinion of the Audit and Corporate Practices Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit and Corporate Practices Committee is independent, as independence is determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 of the U.S. Securities and Exchange Act of 1934.

External Auditor

Our external auditor is Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. Pursuant to our bylaws, the external auditor is required to issue a report in connection with our financial statements. The external auditor may be called to participate in meetings of our Board of Directors and may be in attendance at our shareholders’ meetings. However, the external auditor shall have no vote and shall not engage in any discussion which may affect his independent status or may create a conflict of interest. The external auditor is responsible for the preparation of the audit report (dictamen) of our financial statements. The auditing firm is selected by the Board of Directors based on the opinion of the Audit and Corporate Practices Committee.

Operations in Puerto Rico and the United States of America Committee

The Operations in Puerto Rico and the United States of America Committee consists of Messrs. Patrick Slim Domit, Daniel Hajj Aboumrad, Ernesto Vega Velasco, Pablo Roberto Gonzalez Guajardo, David Ibarra Muñoz, Alejandro Soberón Kuri, Carlos Bremer Gutiérrez and Santiago Cosío Pando. The mandate of the Operations in Puerto Rico and the United States of America Committee is to act in the name and on behalf of the Company’s Board of Directors in respect of the Company’s Puerto Rican subsidiary, Telecomunicaciones de Puerto Rico, Inc. (including its subsidiaries); and the Company’s U.S. subsidiary Tracfone Wireless, Inc. (including its subsidiaries). To perform this function, the Committee may rely on the internal structures of the Company and its subsidiaries.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2009 was approximately Ps. 2.5 million and Ps. 33.2 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership

According to beneficial ownership reports filed with the SEC on March 1, 2010, Carlos Slim Helú holds 433 million (or 3.7%) of our outstanding AA Shares and 264 million (or 1.3%) of our outstanding L Shares directly, and his son and chairman of our Board of Directors, Patrick Slim Domit, holds 444 million (or 3.8%) of our AA Shares and 516 million (or 2.6%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú, together with his sons and daughters, including Patrick Slim Domit, may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 8.

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

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2009:

	December 31,
	2007	2008	2009
Number of employees	49,091	52,879	53,661
Category of activity:
Wireless	36,389	41,365	42,968
Fixed	12,702	11,514	10,693

Geographic location:
Mexico	14,360	16,526	17,347
South America	18,496	20,360	21,133
Central America	7,874	7,869	7,384
Caribbean	7,823	7,530	7,163
United States	538	594	634

As of December 31, 2009, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicaciones y Transportes de la República Mexicana) represented approximately 87.1% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In March 2010, Telcel and the union agreed to a 4.8% nominal increase in basic wages.

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

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2010:

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	19,952	62.1%	—
AA Shares (no par value)	11,712	36.5%	96.3%
A Shares (no par value)	445	1.4%	3.7%

Total	32,109	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

According to reports of beneficial ownership of our shares filed with the SEC on March 1, 2010, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares.

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

The following table identifies each owner of more than 5% of any series of our shares as of April 30, 2010. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares. Figures below do not include the total number of L Shares that would be held by each shareholder upon conversion of the maximum number of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares		A Shares		L Shares		Combined A Shares and AA Shares(*)
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
Control Trust(1)	5,447	46.5%	—	—%	—	—%	44.8%
AT&T Inc.(2)	2,869	24.5%	—	—	—	—	23.6%
Inmobiliaria Carso(3)	696	5.9%	—	—	—	—	5.7%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

(1)	Based on beneficial ownership reports filed with the SEC on March 1, 2010, the Control Trust is a Mexican trust which directly holds AA Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 1,779,218,535 AA Shares and 2,469,735,195 L Shares representing 15.19% and 12.37%, respectively, of each series and 14.63% of the combined A Shares and AA Shares. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any of our shares. According to reports of beneficial ownership of shares filed with the SEC on March 1, 2010 the Slim Family may be deemed to control us through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(2)	Based on beneficial ownership reports filed with the SEC on April 30, 2010. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. The Slim Family may be deemed to control us through their beneficial ownership held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

As of April 30, 2010, 56.5% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the L Share ADSs were held by 10,791 registered holders with addresses in the United States. As of such date, 31.7% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.4% of the A Share ADSs were held by 5,328 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2009, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 125,000 million, and to date during 2010 we have been authorized to repurchase an additional Ps. 50,000 million. As of April 30, 2010, we had repurchased 9,223 million L Shares and 35 million A Shares, with an aggregate value of approximately Ps. 119,065 million (not including applicable commissions and taxes).

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

Continuing Commercial Relationships

Because both we, on the one hand, and Telmex or Telmex Internacional, on the other hard, provide telecommunications services in some of the same geographical markets, we have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use of their private circuits; the provision of long distance services to our customers; and use by each of the services provided by the other. These relationships are subject to a variety of different agreements, and the most significant of these relationships are between Telcel and Telmex in Mexico and between our Brazilian subsidiaries and Embratel, a subsidiary of Telmex Internacional that provides fixed-line telecommunication services, in Brazil. Many of them are also subject to specific regulations governing telecommunications services. The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

These operational relationships are material to our financial performance. In 2009, Ps. 18,070 million of our total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. We had Ps. 274,481 million in accounts receivable from Telmex and certain of its subsidiaries. We had Ps. 25,628 million in accounts receivable from Telmex Internacional and certain of its subsidiaries, and accounts payable of Ps. 615,804 million to Telmex Internacional and certain of its subsidiaries at December 31, 2009. Also in 2009, Ps. 7,218 million of our cost of services was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

In the ordinary course of business, our subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately R$1.2 million (Ps. 9.0 million) on an annual basis. We may, from time to time, lease additional real estate from Embratel.

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Claro Participações S.A.

Other Commercial Relationships

In 2005, Telmex Argentina, S.A., a subsidiary of Telmex Internacional, and AMX Argentina, S.A. entered into an agreement for the construction of approximately 1,943 kilometers of fiber optic transmission lines in Argentina. The project concluded in 2009, representing a total cost of approximately Ps. 313 million (U.S. $24 million, based on the exchange rate on December 31, 2009).

In 2005, our subsidiary, Claro Chile, S.A. and Telmex Chile Holding, S.A. (“Telmex Chile”), a subsidiary of Telmex Internacional, entered into an agreement for the provision of capacity and infrastructure by Telmex Chile for a period of 20 years. Pursuant to the agreement, Claro Chile pays a monthly disbursement of U.S.$22.0 million (Ps. 190.0 million, based on the exchange rate on December 31, 2009). The amount recorded in the results of operations as of December 31, 2009 for this agreement was U.S.$265 million. (Ps. 3,460 million, based on the exchange rate on December 31, 2009).

In November 2005, Embratel entered into an agreement with Claro Participações to provide backbone network capacity to our operating subsidiaries in Brazil for a period of 20 years. Pursuant to this agreement our subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between R$4.0 million and R$6.0 million (Ps. 24.5 million and Ps. 36.8 million, based on the exchange rate on December 31, 2009), depending on the capacity provided under the agreement.

In 2006, Telmex Perú S.A., a subsidiary of Telmex Internacional, and América Móvil Perú, S.A.C., entered into a turnkey fiber optic network construction agreement in order to jointly build a fiber optic network along the coast of Peru of 2,823 kilometers for approximately Ps. 561 million (U.S.$43 million, based on the exchange rate on December 31, 2009). The construction was awarded through a private bidding process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (“CICSA”) and Grupo Condumex, S.A. de C.V. The project concluded in November 2009.

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The construction work and cable are valued at Ps. 503 million (U.S.$39.0 million, based on the exchange rate on December 31, 2009). Once the work is finalized, we expect that AMX Argentina will enter into a 30-year license for use agreement with Telmex Argentina, a subsidiary of Telmex Internacional. Additionally, Telmex Internacional transferred to us the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina as the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 8.1 million (US$ 0.6 million, based on the exchange rate on December 31, 2009).

The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

Other Transactions

From time to time, we make investments together with affiliated companies and sell or buy investments to or from affiliated companies. We have pursued joint investments in the telecommunications industry with Telmex.

We may provide, directly or through our subsidiaries, financing to CGT, Telmex Internacional and/or Telmex.

Transactions with Other Affiliates

We have an agreement to receive consulting services from AT&T. During 2010, we will pay U.S.$7.5 million to AT&T in compensation for its services. In 2009, 2008 and 2007 we paid U.S.$7.5 million annually to AT&T in compensation for its services. We have agreements with AT&T International that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States.

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

See “Item 18—Financial Statements” and pages F-1 through F-87

DIVIDENDS

We have paid cash dividends on our shares each year since 2001. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Year ended December 31,	Pesos per Share	Dollars per Share
2009	Ps.0.80	U.S.$	0.0613
2008	Ps.0.26		0.0192
2007	1.20		0.1104

The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. In April 2007, our shareholders authorized a dividend of Ps. 0.20 per share, which was paid in a single installment in July 2007. In October 2007, our shareholders approved a special dividend of Ps. 1.00 per share, which was paid in a single installment in November 2007. In April 2008, our shareholders authorized a dividend of Ps. 0.26 per share, which was paid in a single installment in July 2008. In April 2009, our shareholders authorized a dividend of Ps. 0.30 per share, which was paid in a single installment in July 2009. In December 2009, our shareholders approved a special dividend of Ps. 0.50 per share, which was paid in a single installment in December 2009. In April 2010, our shareholders authorized a dividend of Ps. 0.32 per share, payable in two equal installments in July and November 2010. These dividends were or will be paid on each series of our shares.

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

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued us and others in a Connecticut state court in the United States based on an August 2007 transaction in which we purchased shares of Oceanic from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately U.S.$15 million (approximately Ps. 195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC—SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action, NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, among other things, an order that it receive the amount placed in escrow. On February 7, 2008, we filed a motion to dismiss for lack of personal jurisdiction and insufficient service. The motion principally argues that we do not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over us. We believe we have several other meritorious defenses to NatTel’s claims.

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

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited, filed a suit in the Supreme Court of the State of New York against numerous defendants including us and certain of our affiliates, subsidiaries and two members of our Board of Directors, asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. The plaintiffs sold a majority of their shares in our Ecuadorian subsidiary Conecel, to a subsidiary of Telmex in 2000. Telmex’s holdings in Conecel were included in our spin-off from Telmex in 2000 and remain held by one of its subsidiaries. The plaintiffs kept a minority of the shares of Conecel.

The plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares for ours. The plaintiffs contend in the lawsuit that the defendants wrongfully deprived them of a share exchange and they seek the alleged value of our shares they claim they would have received, which the plaintiffs assert amounts to over US$900 million (approximately Ps. 11,754 million). The plaintiffs also seek punitive damages. The plaintiffs additionally assert that the defendants purposefully misrepresented the value of the plaintiffs’ minority shares to try to prevent a share exchange. In 2003, the plaintiffs voluntarily sold their minority shares to the defendants, executing comprehensive releases as part of the transactions.

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

Telcel

Cofeco—Substantial market power investigations

The Mexican competition commission, Cofeco, is conducting two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco-initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international calling party pays system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Telcel, has substantial market power in the market for interconnection to its own network.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco, and we cannot predict when Cofeco will issue a final report or whether it will modify its preliminary findings.

The second Cofeco investigation, which commenced in April 2008, was initiated by an alleged Telcel subscriber (who in fact was a subscriber of another mobile operator) and relates to whether Telcel has substantial market power in the nationwide market for voice services. In this investigation, Cofeco issued a preliminary report (dictamen preliminar) in November 2008 finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 in the Official Gazette of the relevant findings of the resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. Cofeco rejected the request to analyze the administrative proceeding. Telcel then filed an appeal (amparo indirecto) before an administrative judge against the rejection of the administrative proceeding and the issuance, subscription and publication of the resolution in which relevant findings where published on February 10, 2010 in the Official Gazette.

Under the Federal Antitrust Law and the Mexican Telecommunications Law, if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco is currently conducting four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns to certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued.

The fourth investigation concerns alleged monopolistic practices in the interconnection market. After having concluded the investigation stage, in October 2009 Cofeco notified to Telcel a Notice of Apparent Liability (Oficio de Probable Responsabilidad) for carrying out monopolistic practices in the commuted termination services relevant market.

Interested parties to this investigation have the opportunity to submit information for Cofeco’s review before it issues a final resolution. Telcel has provided extensive information to Cofeco, and we cannot predict when Cofeco will issue a final resolution or whether it will modify the Notice of Apparent Liability.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. We have not made provisions in our financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

Since 2005, there has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls. The history and current status of these proceedings is discussed under “Information of the Company—Mexican Operations—Regulations—Interconnection Fees” under Item 4.

February 2009 Interconnection Plan

On February 10, 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). A description of the Plan and our legal challenges to the Plan is included under “Information of the Company—Mexican Operations—Regulations—February 2009 Interconnection Plan” under Item 4.

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

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. We and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fees) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps. 1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, we expect that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. Telcel has not made specific provisions in its financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the SIC issued Resolution No. 4954, requiring Comcel to pay a fine of approximately U.S,$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be U.S.$70 million (approximately Ps. 904.2 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately U.S.$1.8 million (approximately Ps. 23.5 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

In June 2009, Bogota’s Judicial District Court of Appeals (Tribunal Superior del Distrito Judicial de Bogotá), confirmed SIC’s January 2008 resolution. As a result, Comcel timely paid US$1.8 million fine. As a result of the foregoing, this contingency has been duly terminated.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately U.S.$35 million (approximately Ps. 457.1 million) from Comcel. In July 2009, the arbitration tribunal decided that Comcel had to pay Tecnoquímicas, S.A., U.S.$13 million (approximately Ps. 169.8 million), which were timely paid by Comcel. As a result of the foregoing, this contingency has been duly terminated.

During the second quarter of 2010, Comcel was notified of certain arbitration proceedings initiated against it by Conexcel S.A., Globaltronics Colombia S.A., Electrophone S.A., Andino Celular S.A. and CTM S.A., all of whom were distributors of Comcel. The plaintiffs allege breach of contract and commercial liability on the part of Comcel. Considering the aforesaid proceedings have just been notified to Comcel, as of the date of this annual report it is not possible to quantify the total plaintiffs’ claims.

Dominant position

In September 2009, the CRC issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRC made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia.

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

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps. 2,089.6 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately U.S.$100 million (approximately Ps. 1,306 million). ATL filed an appeal and consequently payment has been suspended until the final ruling is issued.

The aggregate contested amounts are approximately US$240 million (approximately Ps. 3,134.4 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

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

In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps. 2,141.8 million). We do not believe that BNDESPar has valid grounds for its claims against Telecom Americas. We cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

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

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. We do not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps. 3,526.2 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Higher Court of Justice of Brazil a motion to revert the ruling to stay the trial. However, Americel obtained a favorable resolution that maintained the decision to stay the trial until a ruling has been issued in the process held before the federal court in Rio de Janeiro. Lune has challenged the resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. We expect that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. As of February 2010, the total amount of the tax assessments was R$ 289 million (approximately Ps. 2,175.5 million), including R$ 89.9 million (approximately Ps. 673.4 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho Administrativo de Recursos Fiscais) in Brasilia. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other our Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$75 million (approximately Ps. 562.5 million), including R$24.1 million (approximately Ps. 180.8 million) of taxes and contributions plus R$30.8 million (approximately Ps. 231 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps. 1,658.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million (not including interest and penalties) (approximately Ps. 1,802.3) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 186.8 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Distrital de lo Fiscal de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 (approximately Ps. 165.9 million), which represented 10% of the contested amount.

In May, 2009, the SRI filed the answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI. Accountant experts, certified by the parties, were also summoned to the hearings and were responsible for issuing expert opinions as to the document exhibition process. The latest expert opinion was filed before the Tax Court on January 27, 2010.

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

	Mexican Stock Exchange		NYSE
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2005	Ps.16.15	Ps. 8.65	U.S.$	29.54	U.S.$	15.21
2006	24.13	15.21		44.40		27.00
2007	36.09	22.85		66.93		40.89
2008	35.09	16.29		66.75		23.63
2009	32.00	18.32		49.69		23.66
Quarterly highs and lows
2008:
First quarter	Ps.34.35	Ps.26.66	U.S.$	64.10	U.S.$	52.70
Second quarter	35.09	26.89		66.75		52.25
Third quarter	27.26	23.45		53.23		43.01
Fourth quarter	25.54	16.29		46.71		23.63
2009:
First quarter	Ps.22.90	Ps.18.32	U.S.$	34.12	U.S.$	23.66
Second quarter	25.84	19.57		39.07		29.10
Third quarter	31.16	24.88		47.66		37.17
Fourth quarter	32.00	28.99		49.69		42.63
Monthly highs and lows
2009:
October	Ps.31.88	Ps.28.99	U.S.$	48.82	U.S.$	42.63
November	31.96	29.87		49.24		45.07
December	32.00	30.03		49.69		46.59
2010:
January	Ps.31.80	Ps.27.59	U.S.$	50.01	U.S.$	42.94
February	29.76	28.39		45.89		43.38
March	31.47	28.30		50.81		44.90
April	31.88	30.75		52.32		49.87

Source: Bloomberg. Information may differ from information presented in prior years.

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

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2005	Ps.16.16	Ps. 8.74	U.S.$	29.48	U.S.$	15.09
2006	24.09	15.15		44.38		26.80
2007	35.94	22.81		66.95		40.88
2008	35.50	16.00		66.40		24.03
2009	32.09	17.91		49.97		23.44
Quarterly highs and lows
2008:
First quarter	Ps.34.70	Ps.26.80	U.S.$	64.00	U.S.$	52.31
Second quarter	35.50	27.00		66.40		52.15
Third quarter	27.23	24.10		53.17		43.03
Fourth quarter	25.35	16.00		46.50		24.03
2009:
First quarter	Ps.22.47	Ps.17.96	U.S.$	34.84	U.S.$	23.44
Second quarter	25.70	18.70		38.96		29.17
Third quarter	31.10	25.00		47.65		37.23
Fourth quarter	32.09	28.90		49.97		42.51
Monthly highs and lows
2009:
October	Ps.31.80	Ps.28.90	U.S.$	48.64	U.S.$	42.51
November	32.09	29.50		49.10		44.44
December	31.80	30.11		49.97		46.74
2010:
January	Ps.31.80	Ps.27.61	U.S.$	50.00	U.S.$	43.02
February	29.61	25.00		46.03		43.48
March	31.40	27.01		50.57		44.85
April	31.70	30.51		52.07		49.82

Source: Bloomberg. Information may differ from information presented in prior years.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”). Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 4:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Item 6—Directors, Senior Management and Employees.”

Organization and Register

América Móvil is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law and the Mexican Securities Market Law. It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770.

Purpose

Our main corporate purpose, as set out in Article Three of our bylaws, is to promote, incorporate, organize, exploit, acquire and participate in the capital stock or assets of all types of civil or commercial companies, partnerships and industrial, commercial, service or other entities, whether domestic or foreign, and to participate in the management or liquidation thereof.

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

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

•	the transformation of América Móvil from one type of company to another;

•	any merger of América Móvil;

•	the extension of our corporate life;

•	our voluntary dissolution;

•	a change in our corporate purpose;

•	a transaction that represents 20% or more of the Company’s consolidated assets;

•	a change in our state of incorporation;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the Chairman of the Audit and Corporate Practices Committee or a court. The Chairman of the Board of Directors or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders or 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

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

At a general extraordinary meeting held in Mexico City on March 17, 2010, the shareholders of América Móvil voted to approve an amendment to its bylaws (estatutos sociales) that added a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of América Móvil shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by the shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

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

Unless the CNBV authorizes otherwise, upon the prior approval of the Board of Directors which must take into account the opinion of the audit and corporate practices committee, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

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

CERTAIN CONTRACTS

Telcel holds concessions granted by the SCT with respect to its licenses in each of the nine regions in Mexico. See “Mexican Operations—Regulation” under Item 4. A number of our subsidiaries and affiliates also hold concessions granted by regulatory authorities in the countries in which they operate. See “Mexican Operations,” “Non-Mexican Operations” and “Other Investments” under Item 4.

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, banks or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America,

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof, or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2008 or 2009 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

At December 31, 2009, we had approximately Ps. 20,805 million (as compared to Ps. 13,942 million as of December 31, 2008) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and investments in financial instruments, and approximately Ps. 84,546 million (as compared to Ps. 105,675 million as of December 31, 2008) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt and accounts payable. This decrease in financial liabilities denominated in currencies other than Mexican pesos was primarily due to repayment of committed revolving facilities. Approximately 67.4% of our non-peso indebtedness as of December 31, 2009 was denominated in U.S. dollars. As of December 31, 2009, we had Ps. 27,155 million (as compared to Ps. 58,887 million as of December 31, 2008) of debt that bore interest at floating rates. This decrease in debt bearing interest at floating rates was primarily due to reductions in bank facilities and amortization of securities bearing floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust our position. We may use derivative financial instruments as an economic hedge to adjust our exposures. Our derivatives use practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative financial instruments. See “Operating And Financial Review And Prospects—Risk Management” under Item 5. We have also used derivative financial instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

SENSITIVITY ANALYSIS DISCLOSURES

The potential increase in net debt and corresponding foreign exchange loss, taking into account our derivatives transactions, that would have resulted as a December 31, 2009 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 4,061 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 287 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2009 would have resulted in additional interest expense of approximately Ps. 272 million per year, assuming no change in the principal amount of such indebtedness.

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

Item 12.	Description of Securities Other than Equity Securities

Item 12D.	American Depositary Shares

The Bank of New York Mellon, or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from (i) taxes or other governmental charges, (ii) registration fees payable to us that may be applicable to the transfer of shares upon deposits to or withdrawals from the ADS program, (iii) cable, telex, and facsimile transmission, (iv) conversion of foreign currency into U.S. dollars, or (v) servicing of the ADSs or the shares underlying ADSs. The Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, rights, sales and stock splits	Up to US$5.00 per 100 ADSs (or portion thereof)
Cash distributions	US$0.02 or less per ADS
Surrender, withdrawal or cancellation	Up to US$5.00 per 100 ADSs (or portion thereof)

Payments by the Depositary

We have not received any payment from the Depositary for the year ended December 31, 2009.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 1, 2010.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors and Stockholders of América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil,

S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009, and our report dated April 1, 2010, expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Omero Campos Segura

Omero Campos Segura

Mexico City

April 1, 2010

(d) Changes in internal control over financial reporting.    There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Carlos Bremer Gutiérrez qualifies as an “audit committee financial expert,” and Mr. Bremer Gutiérrez is independent under the definition of “independent” applicable to us under the rules of the NYSE.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to, among others, our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
Audit fees	Ps.	56,544	Ps.	69,113
Audit-related fees		13,641		18,905
Tax fees		16,673		10,908
All other fees		—		—

Total fees	Ps.	86,858	Ps.	98,926

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to Cofetel, attestation services that are not required by statute or regulation.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our audit and corporate practices committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out certain information concerning purchases of our L Shares by us and affiliated purchasers in 2009:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2009	131,900,000	Ps. 20.27	131,900,000	Ps.	2,674,152,310.00
February 2009	78,754,900	20.56	78,754,900		1,619,092,591.00
March 2009	87,727,400	19.75	87,727,400		1,732,900,589.00
April 2009	64,850,000	20.74	64,850,000		1,345,038,580.00
May 2009	57,454,793	24.40	57,454,793		1,401,882,357.36
June 2009	65,432,000	24.91	65,432,000		1,629,860,005.00
July 2009	95,400,000	27.25	95,400,000		2,599,514,918.00
August 2009	82,700,000	29.73	82,700,000		2,458,580,778.00
September 2009	79,298,600	30.05	79,298,600		2,382,548,826.00
October 2009	90,300,000	30.57	90,300,000		2,760,062,066.55
November 2009	67,600,000	31.15	67,600,000		2,105,990,267.50
December 2009	75,553,200	30.57	61,253,200		1,878,077,365.00

Total/Average	976,970,893	25.61	962,670,893

(1)	We do not repurchase our L Shares other than through the share repurchase program.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 7, 2010, our shareholders authorized an aggregate Ps. 50,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 175,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

The following table sets out certain information concerning purchases of our A Shares by us and affiliated purchasers in 2009:

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(3)
January 2009	—	Ps. —	—	Ps.	—
February 2009	—	—	—		—
March 2009	298,900	19.36	298,900		5,785,580.00
April 2009	250,000	20.57	250,000		5,142,000.00
May 2009	73,100	24.20	73,100		1,769,020.00
June 2009	568,000	24.72	568,000		14,043,000.00
July 2009	371,500	27.89	371,500		10,359,440.00
August 2009	274,100	29.72	274,100		8,147,210.00
September 2009	712,900	30.19	712,900		21,519,803.00
October 2009	658,400	30.58	658,400		20,133,730.00
November 2009	624,000	31.13	624,000		19,423,170.00
December 2009	376,800	31.03	376,800		11,693,072.00

Total/Average	4,207,700	28.05	4,207,700

(1)	We do not repurchase our A Shares other than through the share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 7, 2010, our shareholders authorized an aggregate Ps. 50,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve to Ps. 175,000 million.
(3)	This is the approximate peso amount (in millions of nominal pesos) available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F.	Change in Registrant’s Certifying Accountant

On and effective November 10, 2009, BDO Seidman, LLP (“BDO”) was dismissed as TracFone’s independent auditors after auditing TracFone’s financial statements for each of the five years in the period ended December 31, 2008. On November 10, 2009, concurrent with BDO’s dismissal as TracFone’s independent auditors, our Audit and Corporate Practices Committee appointed Mancera, S.C., a member practice of Ernst & Young Global, (“Mancera”) as TracFone’s independent auditor. Mancera has served as América Móvil’s independent auditor since 2000. The decision to dismiss BDO and engage Mancera as TracFone’s independent auditors was approved by our Audit and Corporate Practices Committee.

Neither BDO’s reports on TracFone’s financial statements for the year ended December 31, 2007 or December 31, 2008 nor Mancera’s reports on our financial statements for such years, for which they relied on such BDO reports, contained any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2007 and December 31, 2008 and the interim period from January 1, 2009 to November 10, 2009, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of BDO would have caused BDO to make references to the subject matter of the disagreements in connection with any report.

Item 16G.	Corporate Governance.

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by the CNBV and the Mexican Stock Exchange.

The table below discloses the significant differences between our corporate governance practices and those required for U.S. Companies under the NYSE and NASDAQ listing standards.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) & 5615(c)(2)

overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit and Corporate Practices Committee performs our corporate governance functions. See Item 6. Directors, Senior Management and Employees–Audit and Corporate Practices Committee.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies” are exempt from this requirement. §303A.05	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(e(1)(B) & 5615(c)(2)	Compensation Committee. We currently do not have a compensation committee. We are not required to have a compensation committee since our Audit and Corporate Practices Committee, which is comprised solely of independent directors, evaluates and approves management’s (including our CEO) and directors’ compensation.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1)	Audit Committee. We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see Item 6. Directors, Senior Management and Employees-Audit and Corporate Practices Committee.

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

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-87 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of March 17, 2010 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement dated December 20, 2000 between América Telecom, S.A. de C.V. (as successor to Carso Global Telecom, S.A. de C.V.) and SBC International, Inc. (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on May 16, 2001).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Fourth Amendment dated January 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.8 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2005).

4.3	Fifth Amendment dated December 31, 2005 to Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc., and América Móvil, S.A. de C.V. (incorporated by reference as Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.4	Sixth Amendment dated February 1, 2007 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference as Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on July 2, 2007).

4.5	Seventh Amendment dated July 7, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V.

4.6	Eighth Amendment dated September 23, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V.

4.7	Ninth Amendment dated November 18, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V.

4.8	Operating and Administrative Services Agreement dated January 2, 2006 between América Telecom, S.A de C.V. and América Móvil, S.A. de C.V. (together with an English translation). (incorporated by reference to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2006).

4.9	Indenture dated March 9, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, as Trustee (incorporated by reference to our registration statement on Form F-4, File No. 333-117673, filed on July 26, 2004).

4.10	Fifth Supplemental Indenture dated December 14, 2004 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our report on Form 6-K, File No. 00-16269, filed on February 16, 2005).

4.11	Eighth Supplemental Indenture dated September 29, 2006 among América Móvil, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to our registration statement on Form F-3ASR, File No.333-137695, filed on September 29, 2006).

4.12	Indenture dated September 30, 2009 among América Móvil, S.A.B. de C.V., Radiomóvil Dipsa, S.A. de C.V. and The Bank of New York Mellon, as Trustee (incorporated by reference to our registration statement on Form F-3 ASR, File No. 333-162217), filed on September 30, 2009.

7.1	Calculation of Ratios of Earnings to Fixed Charges

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

15.2	Letter from BDO Seidman, LLP addressed to the SEC regarding statements made by América Móvil, S.A.B. de C.V. in response to Item 16F

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

Dated: May 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets accounted for approximately 1% of total consolidated assets at December 31, 2008 and approximately 5% of total consolidated operating revenues for each of the two years in the period ended December 31, 2008. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, and the consolidated changes in their financial position for the year ended December 31, 2007, and their consolidated cash flows for each of the two years in the period ended December 31, 2009, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (see Note 21 to the consolidated financial statements).

As mentioned in Note 2 a), f), s) and z.1) to the accompanying consolidated financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation, B-15, Translation of Foreign Currencies, D-4, Taxes on Profits and B-2, Statements of Cash Flows, with the effects described therein.

Mancera, S.C. A member practice of Ernst & Young Global /s/ OMERO CAMPOS SEGURA
Omero Campos Segura

Mexico City

April 1, 2010

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying balance sheet of TracFone Wireless, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

June 23, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos)

	At December 31,
	2008		2009		Millions of U.S. dollars 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	22,092,139	Ps.	27,445,880	USD	2,102
Accounts receivable, net (Note 4)		52,770,676		55,918,984		4,282
Derivative financial instruments (Note 10)		3,125,214		8,361		1
Related parties (Note 16)		1,052,796		468,096		36
Inventories, net (Note 5)		31,805,142		21,536,018		1,649
Other current assets, net (Note 6)		2,639,912		2,720,983		208

Total current assets		113,485,879		108,098,322		8,278

Plant, property and equipment, net (Note 7)		209,896,820		227,049,009		17,385
Licenses, net (Note 8)		43,098,985		42,582,531		3,261
Trademarks, net (Note 8)		5,010,539		3,974,527		304
Goodwill, net (Note 8)		44,696,281		45,805,279		3,507
Investments in affiliates and others (Note 9)		789,612		974,693		75
Deferred taxes (Note 18)		9,296,367		15,908,795		1,218
Other non-current assets, net (Note 6)		9,180,987		8,614,805		660

Total assets	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	Ps.	26,731,355	Ps.	9,167,941	USD	702
Accounts payable and accrued liabilities (Note 12)		90,867,401		97,086,585		7,434
Taxes payable		14,612,465		16,716,549		1,280
Related parties (Note 16)		922,254		1,045,155		80
Deferred revenues		14,662,631		16,240,451		1,244

Total current liabilities		147,796,106		140,256,681		10,740

Long-term liabilities:
Long-term debt (Note 13)		116,755,093		101,741,199		7,790
Deferred taxes (Note 18)		14,621,075		22,282,245		1,706
Employee benefits (Note 11)		11,358,647		10,822,273		829

Total liabilities		290,530,921		275,102,398		21,065

Shareholders’ equity (Note 17):
Capital stock		36,532,481		36,524,423		2,797
Retained earnings:
From prior years		29,261,187		38,952,974		2,983
Current year		59,485,502		76,913,454		5,889

		88,746,689		115,866,428		8,872

Accumulated other comprehensive income items		18,988,897		24,782,273		1,898

Total majority shareholders’ equity		144,268,067		177,173,124		13,567
Non-controlling interest		656,482		732,439		56

Total shareholders’ equity		144,924,549		177,905,563		13,623

Total liabilities and shareholders’ equity	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share and weighted-average number of shares outstanding)

	For the year ended December 31,
	2007		2008		2009		Millions of U.S. dollars 2009 except for earnings per share
Operating revenues:
Services:
Air time	Ps.	87,522,245	Ps.	99,258,566	Ps.	118,949,020	USD	9,108
Interconnection		58,554,255		60,371,865		60,557,856		4,637
Monthly rent		59,551,717		66,805,611		75,585,846		5,788
Long-distance		20,348,067		20,624,128		23,301,403		1,784
Value added services and other services		40,359,659		51,089,479		70,743,490		5,417
Sales of handsets and accessories		45,243,819		47,505,259		45,573,416		3,489

		311,579,762		345,654,908		394,711,031		30,223

Operating costs and expenses:
Cost of sales and services		132,373,998		146,025,037		165,039,738		12,638
Commercial, administrative and general expenses		53,605,408		62,316,415		72,380,031		5,542
Depreciation and amortization (Notes 7 and 8) (includes Ps. 29,389,162, Ps. 30,047,363 and Ps. 38,187,412 for the years ended December 31, 2007, 2008 and 2009, respectively, not included in cost of sales and services)		40,406,018		41,767,309		53,082,307		4,064

		226,385,424		250,108,761		290,502,076		22,244

Operating income		85,194,338		95,546,147		104,208,955		7,979

Other expenses, net		(3,712,874)		(2,326,959)		(2,165,584)		(166)
Comprehensive result of financing:
Interest income		2,960,265		2,414,390		1,691,929		130
Interest expense		(7,696,967)		(8,950,562)		(7,410,314)		(567)
Exchange gain (loss), net		2,463,442		(13,686,423)		4,556,571		349
Monetary gain, net		5,038,406		—		—		—
Other financing (cost) income, net		(3,152,631)		6,357,722		(1,820,110)		(140)

		(387,485)		(13,864,873)		(2,981,924)		(228)

Equity interest in net income of affiliates		57,621		109,416		195,714		15

Income before taxes on profits		81,151,600		79,463,731		99,257,161		7,600
Taxes on profits (Note 18)		22,454,267		19,888,337		22,259,308		1,704

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Distribution of the net income:
Majority interest	Ps.	58,587,511	Ps.	59,485,502	Ps.	76,913,454	USD	5,889
Non-controlling interest		109,822		89,892		84,399		6

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Weighted average number of common shares outstanding (in millions)		35,149		34,220		32,738		32,738

Net majority earnings per share	Ps.	1.67	Ps.	1.74	Ps.	2.35	USD	0.18

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings				Accumulated other comprehensive income items		Majority shareholders’ equity		Non-controlling interest		Comprehensive income		Total shareholders’ equity
					Unappropriated		Total
Balance at December 31, 2006 (Note 17)	Ps.	36,555,398	Ps.	482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest related to current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends declared at Ps. 0.20 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the period						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 17)		36,552,039		482,925		93,190,309		93,673,234		(4,001,203)		126,224,070		633,700				126,857,770
Effect of adopting Mexican FRS B-10, net of deferred tax						(13,771,039)		(13,771,039)		13,771,039
Dividends declared at Ps. 0.26 per share (historical)						(8,904,997)		(8,904,997)				(8,904,997)						(8,904,997)
Repurchase of shares		(19,558)				(41,736,011)		(41,736,011)				(41,755,569)						(41,755,569)
Comprehensive income:
Net income for the period						59,485,502		59,485,502				59,485,502		89,892	Ps.	59,575,394		59,575,394
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										9,219,061		9,219,061		(67,110)		9,151,951		9,151,951

Comprehensive income for the year															Ps.	68,727,345

Balance at December 31, 2008 (Note 17)	Ps.	36,532,481	Ps.	482,925		Ps.88,263,764	Ps.	88,746,689	Ps.	18,988,897	Ps.	144,268,067	Ps.	656,482			Ps.	144,924,549
Dividends declared at Ps. 0.30 and Ps. 0.50 per share						(25,979,049)		(25,979,049)				(25,979,049)						(25,979,049)
Repurchase of shares		(8,058)				(24,697,658)		(24,697,658)				(24,705,716)						(24,705,716)
Asset tax write-off						882,992		882,992				882,992						882,992
Comprehensive income:
Net income for the period						76,913,454		76,913,454				76,913,454		84,399	Ps.	76,997,853		76,997,853
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										5,793,376		5,793,376		(8,442)		5,784,934		5,784,934

Comprehensive income for the year															Ps.	82,782,787

Balance at December 31, 2009 (Note 17)	Ps.	36,524,423	Ps.	482,925	Ps.	115,383,503	Ps.	115,866,428	Ps.	24,782,273	Ps.	177,173,124	Ps.	732,439			Ps.	177,905,563

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos)

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	58,697,333
Add (deduct) items not requiring the use of resources:
Depreciation		31,162,660
Amortization		7,670,961
Amortization of loss on sale and leaseback		1,572,397
Deferred income tax and deferred employee profit sharing		4,659,365
Loss on marketable securities		1,384,418
Equity interest in net income of affiliates		(57,621)
Net cost of labor obligations		456,095

		105,545,608
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(4,265,886)
Inventories		(896,364)
Other assets		(943,209)
(Decrease) increase in:
Accounts payable and accrued liabilities		10,136,210
Related parties		(991,389)
Financial instruments		(740,769)
Deferred revenues and credits		36,809
Taxes payable		(8,800,706)
Marketable securities		1,499,381

Resources provided by operating activities		100,579,685

Financing activities
New loans		33,287,331
Repayment of loans		(46,008,892)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,161,387)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(12,856,438)
Dividend declared		(42,127,537)

Resources used in financing activities		(71,866,923)

Investing activities
Investment in plant, property and equipment		(38,854,801)
Investment in subsidiaries and affiliates		42,130
Instruments available for sale		(789,100)
Minority interest		(160,259)
Acquisitions, net of cash acquired		(19,464,035)
Investments in trademarks		26,811
Investment in licenses		(499,145)

Resources used in investing activities		(59,698,399)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2008		2009		Millions of U.S. dollars 2009
Operating activities
Income before taxes on profits	Ps.	79,463,731	Ps.	99,257,161	USD	7,600
Items not requiring the use of cash:
Depreciation		32,677,429		42,953,356		3,289
Amortization of intangible assets		7,471,679		8,160,235		625
Amortization of loss on sale and leaseback		1,618,201		1,968,716		152
Impairment in the value of long-lived assets		739,853		—		—
Equity interest in net income of affiliates		(109,416)		(195,714)		(15)
Loss (gain) on sale of fixed assets		141,278		(403,031)		(31)
Net period cost of labor obligations		734,636		779,705		60
Exchange loss (gain), net		11,979,839		(840,300)		(64)
Accrued interest receivable		(2,241,926)		(1,963,537)		(150)
Accrued interest payable		8,950,562		7,410,314		567
Other financing expenses, net		(2,605,594)		(1,838,672)		(141)
Gain on sale of marketable securities		(46,014)		—		—
Changes in operating assets and liabilities:
Financial instruments		65,800		—		—
Accounts receivable		(5,299,903)		(7,599,026)		(582)
Interest collected		2,241,926		1,963,537		150
Prepaid expenses		(888,241)		(197,274)		(15)
Related parties		(14,719)		707,600		54
Inventories		(9,361,512)		8,479,369		649
Other assets		(143,908)		(124,900)		(10)
Accounts payable and accrued liabilities		(13,888,254)		8,403,243		643
Taxes paid		(21,702,646)		(16,839,757)		(1,289)
Employee profit sharing paid		(672,457)		(1,132,677)		(87)
Financial instruments		(2,156,946)		2,869,210		220
Deferred revenues		1,001,969		1,568,963		120
Labor obligations		(491,359)		(577,567)		(44)

Net cash flows provided by operating activities		87,464,008		152,808,954		11,701

Investing activities
Acquisition of plant, property and equipment		(26,943,957)		(53,213,700)		(4,075)
Acquisition of licenses		(13,736,502)		(485)		—
Fixed asset sales		75,538		556,704		43
Business acquisitions, net of cash		(479,090)		—		—

Net cash flows used in investing activities		(41,084,011)		(52,657,481)		(4,032)

Net cash flows before financing activities		46,379,997		100,151,473		7,669

Financing activities
Loans obtained		61,810,010		26,776,298		2,050
Repayment of loans		(41,487,985)		(62,720,695)		(4,802)
Interests paid		(8,105,142)		(8,551,023)		(655)
Repurchase of shares		(41,632,608)		(24,657,808)		(1,888)
Payment of dividends		(8,815,570)		(25,462,328)		(1,950)

Net cash flows used in financing activities		(38,231,295)		(94,615,556)		(7,245)

Net increase in cash and cash equivalents		8,148,702		5,535,917		424

Adjustment to cash flow for exchange rate differences		1,971,318		(182,176)		(14)
Cash and cash equivalents at beginning of the period		11,972,119		22,092,139		1,692

Cash and cash equivalents at end of the period	Ps.	22,092,139	Ps.	27,445,880	USD	2,102

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos,

and thousands of U.S. dollars, except when indicated otherwise)

1.	Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America and in the Caribbean. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire at various times from 2012 through 2046.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the infrastructure in operation (except for Guatemala and El Salvador).

Equity investments in subsidiaries and affiliated companies

At December 31, 2008 and 2009, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2008	2009
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (1)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V.
(Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	U.S.A.	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.3%
Claro, S.A. (formerly BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.2%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%

		% equity interest at December 31
Company	Country	2008	2009
Estesa Holding Corp. (1)	Panama	100.0%	100.0%
Cablenet, S.A. (1)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa) (1)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
AMX Santa Lucía, Inc. (1) (2)	Santa Lucia	100.0%	99.4%
Oceanic Digital Jamaica, Ltd. (1) (2)	Jamaica	100.0%	99.4%
Claro Panamá, S.A. (4)	Panama	100.0%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A. (3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (3)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (3)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (3)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.	Peru	100.0%	100.0%
Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%

1.	Companies acquired in 2007 and 2008 (see Note 9).
2.	On November 28, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in AMX Santa Lucia, Inc. to Comunicación Celular, S.A. As a result, the Company’s equity interest in AMX Santa Lucía, Inc. and Oceanic Digital Jamaica, Ltd. decreased from 100% to 99.4% in both companies.
3.	On December 29, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in Wellington Gardens, S.A. de C.V. and Widcombe, S.A. de C.V. to AMX Argentina, S.A. As a result, AMX Argentina, S.A. now indirectly holds 100% of the shares of AMX Paraguay, S.A.
4.	This company started up operations in the second half of 2009. The reduction in equity interest was due to Sercotel’s capital withdrawal, which diluted its holding in the subsidiary.

The subsidiaries mentioned above provide mobile telephony services. In addition to mobile telephony services, Telgua, CTE, Enitel, Estesa, Codetel and Puerto Rico provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On March 8, 2010, América Móvil’s General Director, Legal Director and Finance Director authorized the issuance of the consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2007, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. The accompanying consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 21 and 22. These final consolidated financial statements were authorized for issuance herein by América Móvil’s General Director, Legal Director and Finance Director on April 1, 2010, with consideration of subsequent events through that date.

2.	Summary of Significant Accounting Policies and Practices

The consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards, issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF). The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries. The financial statements of the subsidiaries have been prepared for the same accounting period and follow the same accounting principles as those of the Company. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

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

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 59%, 61% and 64% of the Company’s total operating revenues for 2007, 2008 and 2009, respectively, and approximately 75% and 85% of the Company’s total assets at December 31, 2008 and 2009, are either consolidated or accounted for based on the equity method, as the case may be, after their financial statements have first been adjusted to conform to Mexican Financial Reporting Standards in the corresponding functional currency and have then been translated to the reporting currency.

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Effective January 1, 2008, the Company adopted the MFRS B-15, Foreign Currency Translation. Consequently, the financial statements as reported by the foreign subsidiaries and affiliates are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, except for Argentina and Nicaragua; and the local currencies are its functional currencies, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

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

v)	translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”; and

vi)	the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption “Adjustment to cash flow for exchange rate differences”.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated at the prevailing exchange rate at year-end; shareholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on; exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and translation differences were recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”. For the years ended December 31, 2007, 2008 and 2009, the gain on translation was Ps. 10,001,762, Ps. 12,044,547 and Ps. 13,236,787, respectively

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as “items not requiring the use of resources” in the statement of changes in financial position.

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

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon by our subsidiaries with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have a right to return the product and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the price of the phone.

Telgua, ENITEL, CTE, Codetel and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of the customer.

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

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s cellular network.

Loyalty and sales volumes commissions are accrued on a monthly basis based on statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate in Mexico over the past three years was 15.01% (11.56% in 2008).

The financial statements for the years ended December 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current pesos due to the changes realized subsequent to that date.

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders’ equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, which was Ps. 19,327, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, the Ps. 14,562,294 balance of this item is included in shareholders equity under the caption “Accumulated other comprehensive income items”. In conformity with Mexican FRS B-10, since it was unpractical to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 net of Ps. 771,928 of deferred taxes, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Comprehensive result of financing”.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

h) Investments in marketable securities

Investments in marketable securities have been classified either as trading marketable securities or available-for-sale marketable securities. All investments are represented by equity securities and are recognized at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in shareholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available-for-sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the year ended December 31, 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,362,900 in the statement of income. For the years ended December 31, 2008 and 2009, there were no impairment losses on marketable securities.

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

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, and valued using the average-cost method.

k) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method and until 2008, the acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction. Effective January 1, 2009, in conformity with Mexican FRS B-7, Business Combinations, if the acquisition of non-controlling interest is made at fair value, the purchase price is also recognized based on the fair value of the net assets acquired.

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

For the year ended December 31, 2007, there were no goodwill impairment losses recognized by the Company.

For the year ended December 31, 2008, the Company recognized a loss of Ps. 527,770 from impairment in the value of goodwill. Such loss was included in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the year ended December 31, 2009, there was no impairment losses recorded.

l) Telephone plant, property and equipment

Effective January 1, 2008, purchases of plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors), while plant, property and equipment of domestic origin were restated based on the NCPI.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put to use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing, establishing that entities must capitalize comprehensive financing cost (CFC), which corresponds to net interest expense, exchange differences, the monetary position result and other financial costs related to the acquisition of the telephone plant.

The comprehensive cost of financing incurred during the building and installation period is capitalized and was restated up to December 31, 2007 using the NCPI. The net effect of the capitalization of such cost in 2007 was an increase in net income in 2007 of Ps. 1,158,576 (Ps. 834,175 net of taxes), Ps. 7,053,951 (Ps. 5,289,244 net of taxes) in 2008 and Ps. 1,626,731 (Ps.1,127,202 net of taxes) in 2009.

The value of plant, property and equipment is reviewed on an annual basis to verify whether there are indicators of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador due to its obsolescence. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. The write-off amounted to Ps. 2,735,000 and has been included as a component of the caption Other expenses, net in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 7).

For the year ended December 31, 2008, the Company recognized a loss of Ps. 113,422 from impairment in the value of the telephone plant recorded in the consolidated balance sheet. Such loss was included in the statement of operations as part of the caption Other expenses, net.

For the year ended December 31, 2009, there were no impairment losses recognized.

m) Licenses and trademarks

Effective January 1, 2008, the Company records licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at the business acquisition date. Licenses are being amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the usage period of each license.

Trademarks are recorded at their values in use at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

The carrying values of intangible assets with definite useful lives are reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with definite useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

At December 31, 2008, the Company recognized a loss of Ps. 98,661 from impairment in the value of licenses recorded in the consolidated balance sheet and recognized the loss in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the years ended December 31, 2007 and 2009, there were no impairment losses recognized.

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

– Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any benefit or scrap value.

o) Transactions in foreign currencies

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

See Note 14 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from past events, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

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

q) Employee benefits

In Radiomóvil Dipsa, S.A. de C.V. and in Telecomunicaciones de Puerto Rico, S.A., the Company has established defined benefit pension plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies using the projected unit-credit method.

In Consorcio Ecuatoriano de Telecomunicaciones S.A. (subsidiary in Ecuador), the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican FRS D-3, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

Seniority premiums are paid to personnel of the Mexican subsidiaries as required by Mexican labor law. Also under Mexican labor law, the Company is liable for certain benefits accruing to workers who leave or are dismissed in certain circumstances.

The Company recognizes annually the cost for pension benefits, seniority premiums and termination payments based on independent actuarial computations applying the projected unit-credit method, using real rates (financial hypotheses net of inflation). The latest actuarial computation date was prepared as of December 31, 2009.

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

Effective January 1, 2008, the Company adopted Mexican FRS D-3, Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. The adoption of Mexican FRS D-3 did not have an effect on the Company’s financial position or results of operation.

Actuarial gains and losses are amortized over the estimated average remaining working lifetime of Company employees, which is 20 years.

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current-year employee profit sharing is presented under the caption “Commercial, administrative and general expenses” in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate (Mexico and Peru) and 15% (Ecuador) to all differences between the book and tax values of all assets and liabilities. At December 31, 2008 and 2009, the amounts were not significant.

Through December 31, 2007, deferred employee profit sharing was determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there was no indication that the related liability or asset would not be realized in the future.

s) Taxes on profits

Current year taxes on profits are presented as a short-term liability, net of prepayments made during the year.

The Company determines deferred taxes on profits based on the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate (“FRBT”, applicable only in Mexico), as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Effective January 1, 2008, asset tax paid in excess of income tax in Mexico is treated as a tax credit, while through December 31, 2007, asset tax was recorded as part of deferred income tax. In both cases, an evaluation of its future realization is performed.

As a result of the adoption of Mexican FRS D-4 in 2008, the Company recognized deferred taxes in the amount of Ps. 2,825,486 for the effects of translation of foreign companies at December 31, 2008. Such amount is presented in a shareholders’ equity item as part of the caption “Accumulated other comprehensive income items”.

t) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2008 and 2009, advertising expenses aggregated to Ps. 7,175,663, Ps. 8,520,506 and Ps. 9,932,119, respectively.

u) Comprehensive income

Comprehensive income consists of the net income for the year plus the following items that are reflected directly in shareholders’ equity: the effect of translation of financial statements of foreign entities, the effect of current year deferred taxes, and other items different from net income.

At December 31, 2008 and 2009, an analysis of accumulated other comprehensive income items other than net income is as follows:

	2008	2009
Effect of translation of foreign entities	Ps. 21,814,383	35,051,170
Deferred taxes	(2,825,486)	(10,268,897)

	Ps. 18,988,897	Ps. 24,782,273

v) Earnings per share

The Company determined earnings per share by dividing net majority income by the weighted average number of shares issued and outstanding during the period. In determining the weighted average number of shares issued and outstanding, shares acquired by repurchases by the Company have been excluded.

w) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

x) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, financial leases and accounts payable. The Company has other financial assets, such as accounts receivable, prepaid expenses and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. To reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

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

The Company relies on several key suppliers. Approximately 21%, 32% and 31% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2007, 2008 and 2009, respectively, represented services rendered by one supplier; approximately 75%, 70% and 66%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 58%, 54% and 39%, respectively, of telephone plant purchases were made from two suppliers. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

y) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, since the Company has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

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

The “Operating income” caption is shown in the statement of income since it is an important indicator used for evaluating the Company’s operating results. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other income (expenses), net. This presentation is comparable to the one used in the financial statements at and for the years ended December 31, 2007 and 2008.

z.1) Mexican FRS B-2, Statement of Cash Flows

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

The statements of cash flows for the years ended December 31, 2008 and 2009 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position that is presented for the year ended December 31, 2007.

z.2) Operating segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

z.3) New accounting pronouncements that became effective in 2009

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaced Mexican accounting Bulletin B-7, Business Combinations.

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

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which requires such transactions, without exception, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

Finally, Mexican FRS B-7 also clarifies that the recognition of push-down adjustments to the financial statements of the acquired entity is not applicable in Mexico and provides no transitory guidance in this regard.

The Company did not have business acquisitions in 2009, and thus the adoption of this standard had no impact on the Company’s financial statements

Mexican FRS B-8, Consolidated and Combined Financial Statements

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

This standard also includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of SIC 12, Consolidation - Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated, irrespective of their business purpose or line of business.

e) This standard establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders’ equity.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements since there was no change in control, the Company has no special purpose entities and did not acquire any subsidiaries.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

Mexican FRS C-7 modifies the guidelines for the accounting recognition of investments in affiliates contained in Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Under the new standard, significant influence is considered to exist when an entity holds an equity interest of more than 10% in the case of publicly traded entities, and 25% in the case of unlisted entities. This standard establishes that in determining the existence of control, any potential exercisable or convertible voting rights held must be taken into account. Mexican FRS C-7 establishes the guidelines for determining the existence of significant influence in the case of SPEs and provides a specific procedure for recognizing the accumulated losses incurred by affiliates.

This standard requires the financial statements of affiliates to be prepared under the same Mexican FRS as those of the controlling company, which eliminates the possibility of recognizing the equity interest in regulated affiliates using financial statements prepared under the specific accounting standards for their sectors.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Mexican FRS C-8, Intangible Assets

This standard replaces Mexican accounting Bulletin C-8, Intangible Assets, for fiscal years beginning on January 1, 2009.

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

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

The most important new accounting pronouncements that will become effective in 2010 are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The principal changes compared to the old Mexican accounting Bulletin C-1 are as follows:

a) Under this standard, cash and cash equivalents are required to be grouped together.

b) Mexican FRS C-1 establishes that restricted cash and cash equivalents must be presented in the cash and cash equivalents caption in the statement of financial position, rather than separately.

c) This standard substitutes the term “short-term demand investments” with the new term “liquid demand investments”.

d) Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realizable value, nominal value and fair value.

The Company does not believe that the adoption of this new accounting standard will have a material effect on the valuation of its cash and cash equivalents and that it will only give rise to changes in the names of certain items.

The most important new accounting pronouncements that will become effective in 2011 are as follow:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed - Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic regions, customers and suppliers.

Business risks - In identifying operating segments, this standard does not require that different areas of the business necessarily be subject to different risks.

Segments in the pre-operating stage - Under Mexican FRS B-5, the different areas of a business in its pre-operating stage may be classified as operating segments.

Disclosure of financial results - This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities - Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 will replace Mexican accounting Bulletin B-9.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position

•	Condensed income statement or statement of activities, as applicable

•	Condensed statement of changes in shareholders’ equity

•	Condensed statement of cash flows

•	Notes to financial statements with select disclosures

Mexican FRS B-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

International Financial Reporting Standards Adoption

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. The Company plans to begin reporting financial statements in IFRS no later than 2012.

z.4) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 and 2009 financial statements

	As originally issued 2007	Reclassification	As reclassified 2007
Statement of income:
Depreciation and amortization(1)	Ps.40,818,281	Ps.(412,263)	Ps.40,406,018
Commercial, administrative and general expenses(1)	53,193,145	412,263	53,605,408

(1)	Reclassification of amortization of prepaid expenses in 2007

z.5) Convenience translation

U.S. dollar amounts as of December 31, 2009 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos as of December 31, 2009, divided by an exchange rate of Ps. 13.059 per dollar, which is the December 31, 2009 exchange rate. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3.	Investments in Marketable Securities

At December 31, 2008 and 2009, the Company does not have a marketable securities portfolio.

However, at December 31, 2007, the net unrealized loss on for-trading securities was Ps. 2,441. The net realized gain was Ps. 29,604 and Ps. 19,786 for the years ended December 31, 2007 and 2008, respectively. All such valuation results are recognized in results of operations.

As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2007, the Company recorded an other than temporary loss of Ps. 1,362,900 in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

4.	Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2008		2009
Subscribers	Ps.	24,815,416	Ps.	24,289,422
Distributors		10,233,726		13,588,162
Cellular operators for interconnections of networks and other facilities including the “Calling Party Pays” program		9,713,659		10,746,263
Recoverable taxes		9,967,980		10,433,259
Sundry debtors		3,465,030		4,347,480

		58,195,811		63,404,586
Less: Allowance for doubtful accounts of customers, distributors and cellular operators		(5,425,135)		(7,485,602)

Net	Ps.	52,770,676	Ps.	55,918,984

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
Balance at the beginning of the period	Ps.	(4,324,981)	Ps.	(6,044,433)	Ps.	(5,425,135)
Increase through charge to expenses		(4,642,250)		(5,676,033)		(5,700,276)
Applications to the allowance		3,192,832		6,950,478		3,963,895
Effect of translation		(270,034)		(655,147)		(324,086)

Balance at the end of the period	Ps.	(6,044,433)	Ps.	(5,425,135)	Ps.	(7,485,602)

5.	Inventories

An analysis of inventories at December 31, 2008 and 2009 is as follows:

	December 31
	2008		2009
Cellular telephones, accessories, cards and other materials	Ps.	33,035,047	Ps.	23,195,148
Less:
Reserve for obsolete and slow-moving inventories		(1,229,905)		(1,659,130)

Total	Ps.	31,805,142	Ps.	21,536,018

6.	Other Assets

a) An analysis of other assets at December 31, 2008 and 2009 is as follows:

	December 31
	2008	2009
Current assets:
Prepaid expenses (including advertising, insurance and maintenance)	Ps. 2,353,677	Ps. 2,281,290
Other	286,235	439,693

	Ps. 2,639,912	Ps. 2,720,983

Non-current assets:
Recoverable taxes	Ps. 1,082,370	Ps. 1,982,292
Sale and leaseback of the telephone plant	5,706,564	3,503,068
Advances to related parties for use of fiber optic	748,701	883,102
Prepaid expenses	1,643,352	2,246,343

Total	Ps. 9,180,987	Ps. 8,614,805

From 2003 to 2008, the Company sold part of its telephone plant to unrelated parties for Ps. 7,875,591 and then leased back the plant under financial leaseback agreements. The losses incurred on such transactions are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 2,706,612, Ps. 1,618,201 and Ps. 1,968,716, respectively.

7.	Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Telephone plant and equipment	Ps. 320,141,371	Ps. 371,426,995
Land and buildings	21,148,304	22,268,890
Other assets	39,713,303	51,486,555

	381,002,978	445,182,440
Less: Accumulated depreciation	(204,323,681)	(249,140,213)

Net	176,679,297	196,042,227
Construction in progress and advances to equipment suppliers	30,361,241	28,091,540
Inventories, primarily for use in the construction of the telephone Plant	2,856,282	2,915,242

Total	Ps. 209,896,820	Ps. 227,049,009

b) At December 31, 2008 and 2009, plant, property and equipment include the following assets held under capital leases:

	2008	2009
Assets under capital leases	Ps. 3,046,236	Ps. 2,230,216
Accumulated depreciation	(1,254,925)	(1,046,156)

	Ps. 1,791,311	Ps. 1,184,060

c) Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 31,162,660, Ps. 32,677,429 and Ps. 42,953,356, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarily in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796,000 increase in depreciation for 2007. In 2008 the Company did not change the estimated useful life of its telephone plant.

In 2009, the subsidiary in Brazil prospectively increased the depreciation rate of its GSM telephone plant. Such increase represented an additional charge of Ps. 4,461,748 to depreciation expense for 2009.

e) The most relevant information used in determining the capitalized comprehensive financing cost is as follows:

	2008		2009
Amounts invested during the year in the acquisition of qualifying assets	Ps.	30,700,024	Ps.	29,803,816
Capitalized comprehensive financing cost		7,053,951		1,626,731
Capitalization rate		23%		5%

This amount is amortized over a period of seven years, which is the estimated useful life of the plant.

f) An analysis of the comprehensive financing cost for the year is as follows:

	December 31,
	2007		2008		2009
Total comprehensive financing cost accrued	Ps.	(1,546,061)	Ps.	(20,918,824)	Ps.	(4,608,655)
Capitalized amount		1,158,576		7,053,951		1,626,731

Total comprehensive financing cost	Ps.	(387,485)	Ps.	(13,864,873)	Ps.	(2,981,924)

8.	Intangible Assets

An analysis of intangible assets at December 31, 2007, 2008 and 2009 is as follows:

	December 31, 2007
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	35,798,989	Ps.	2,089,815					Ps.	37,888,804
Effect of translation		16,491,301					Ps.	5,468,598		21,959,899
Accumulated amortization		(17,585,259)			Ps.	(5,699,140)				(23,284,399)

Net	Ps.	34,705,031	Ps.	2,089,815	Ps.	(5,699,140)	Ps.	5,468,598	Ps.	36,564,304

Trademarks	Ps.	10,419,154	Ps.	397,597					Ps.	10,816,751
Effect of translation		(716,031)					Ps.	(92,814)		(808,845)
Accumulated amortization		(3,569,146)			Ps.	(837,606)				(4,406,752)

Net	Ps.	6,133,977	Ps.	397,597	Ps.	(837,606)	Ps.	(92,814)	Ps.	5,601,154

Goodwill	Ps.	30,292,697	Ps.	17,649,528					Ps.	47,942,225
Effect of translation		2,179,498					Ps.	366,925		2,546,423
Accumulated amortization		(5,763,776)								(5,763,776)

Net	Ps.	26,708,419	Ps.	17,649,528			Ps.	366,925	Ps.	44,724,872

	December 31, 2008
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	37,888,804	Ps.	13,736,514					Ps.	51,625,318
Effect of translation		21,959,899					Ps.	(528,923)		21,430,976
Accumulated amortization		(23,284,399)			Ps.	(6,574,249)				(29,858,648)
Impairment of the year						(98,661)				(98,661)

Net	Ps.	36,564,304	Ps.	13,736,514	Ps.	(6,672,910)	Ps.	(528,923)	Ps.	43,098,985

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(808,845)					Ps.	306,815		(502,030)
Accumulated amortization		(4,406,752)			Ps.	(897,430)				(5,304,182)

Net	Ps.	5,601,154			Ps.	(897,430)	Ps.	306,815	Ps.	5,010,539

Goodwill	Ps.	47,942,225	Ps.	452,302					Ps.	48,394,527
Effect of translation		2,546,423					Ps.	46,877		2,593,300
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year					Ps.	(527,770)				(527,770)

Net	Ps.	44,724,872	Ps.	452,302	Ps.	(527,770)	Ps.	46,877	Ps.	44,696,281

	December 31, 2009
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	51,625,318	Ps.	485					Ps.	51,625,803
Effect of translation		21,430,976					Ps.	6,758,840		28,189,816
Accumulated amortization		(29,858,648)			Ps.	(7,275,779)				(37,134,427)
Impairment of the year		(98,661)								(98,661)

Net	Ps.	43,098,985	Ps.	485	Ps.	(7,275,779)	Ps.	6,758,840	Ps.	42,582,531

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(502,030)					Ps.	(151,556)		(653,586)
Accumulated amortization		(5,304,182)			Ps.	(884,456)				(6,188,638)

Net	Ps.	5,010,539			Ps.	(884,456)	Ps.	(151,556)	Ps.	3,974,527

Goodwill	Ps.	48,394,527							Ps.	48,394,527
Effect of translation		2,593,300					Ps.	1,108,998		3,702,298
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year		(527,770)								(527,770)

Net	Ps.	44,696,281					Ps.	1,108,998	Ps.	45,805,279

a) A description of the principal changes in the caption licenses at December 31, 2007 and 2008 is as follows:

In May 2008, the Company announced that Conecel had been notified by the Consejo Nacional de Telecomunicaciones de Ecuador that it had accepted Conecel’s proposal and payments terms regarding the license renewal for a period of 15 years. Conecel made an initial fixed payment of US$ 289 million (Ps. 4,003,439) to the Ecuadorian government for the new 15-year concession and will subsequently make payments determined at 3.93% of the gross revenues on the services awarded.

On May 7, 2008, the Company was awarded the bid to provide mobile voice services as well as data and video transmission services (PCS) in Panama. The license obtained by its subsidiary in Panama, Claro Panamá, S.A., grants the right to use and exploit 30 MHz in the 1900 MHz band over a period of 20 years. The amount paid by the Company for such license was US$ 86 million (Ps. 895,626).

The Company acquired a license to operate 20 MHz of additional spectrum in five regions in Brazil and 30 MHz of additional spectrum in six regions in such country. The amount paid by the Company in April 2008 for these new rights aggregated to Ps. 8,830,124 (approximately 1.4 billion Brazilian reais).

For the year ended December 31, 2007:

In March 2007, the Company acquired the shares of Telecomunicaciones de Puerto Rico, Inc. (see Note 9.I)

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

c) As a result of certain acquisitions, in 2007, the Company also acquired customer-related intangible assets for Ps. 685,679. These intangible assets are amortized based on their estimated useful lives, which are 5 years.

d) Annual amortization expense associated with licenses and trademarks is expected to be approximately Ps. 7,420,264 each year for the following five years.

9.	Investments in Affiliates and Others

An analysis of this caption at December 31, 2008 and 2009 is as follows:

	2008		2009
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps.	721,044	Ps.	898,871
Other investments		68,568		75,822

Total	Ps.	789,612	Ps.	974,693

I.	Investments in subsidiaries

During 2007 and 2008, the Company made a number of investments in subsidiaries which are described as follow:

The Company considered appraisals from independent experts to determine the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2008 Acquisitions

	Estesa Holding
Current assets	Ps.	44,224
Fixed assets		147,627
Other assets		1,612
Less:
Total liabilities		160,559

Fair value of net assets acquired		32,904
% of equity acquired		100%

Net assets acquired		32,904
Amount paid		485,206

Goodwill generated	Ps.	452,302

a) In August 2008, the Company acquired 100% of the shares of Estesa Holding Corp., a cable television and broadband platform service provider for homes and businesses in Nicaragua. The amount paid for the acquisition was Ps. 485,206 (US$ 47,841). The Company plans to use this acquisition to strengthen its position in the telecommunications market in Central America.

- 2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets	Ps.	6,611,161	Ps.	160,850	Ps.	6,772,011
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597				397,597
Customer lists and relationships		840,671		—		840,671
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon

Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (US$ 1,890 million after net debt assumed, which was approximately Ps. 4,104,288 (US$ 370,830).

At the time of acquisition, the Company assumed a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216,851 (US$ 934,650).

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

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition of 100% of the shares of Oceanic Digital Jamaica, Ltd. Oceanic Digital Jamaica provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (US$ 73,648) before net cash of Ps. 15,548 (US$ 1,431). Oceanic Digital Jamaica Limited’s results of operations have been included in the consolidated financial statements as of December 2007. The Company expects the acquisition of Oceanic Digital Jamaica Limited to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

- Other acquisitions

In 2007, the Company paid Ps. 53,184 to acquire non-controlling interest in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 46,580, and the difference between the book value and price paid is reflected in shareholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

- General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

- Unaudited pro forma financial data

The following consolidated pro forma financial data for the years ended December 31, 2007 and 2008 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

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

	Unaudited pro forma consolidated for the years ended December 31,
	2007	2008
Operating revenues	Ps.315,415,110	Ps.345,849,287
Income from continued operations	58,809,925	60,115,083
Net income	58,809,925	60,115,083
Earnings per share (in Mexican pesos)	1.67	1.76

10.	Derivative financial instruments

To protect itself against future increases in interest rates for the servicing of its long-term debt of Ps. 101,741,199, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with the same financial institutions from which the Company has obtained unsecured loans, with no collateral and no values given as a guarantee. The weighted average interest rate is 2.14%. The swap floating rate is the three-month London Interbank Offered Rate (LIBOR) and is due every three months, coinciding with the payments of interest.

At December 31, 2008 and 2009, the financial instruments contracted by the Company are as follows:

	Amounts in thousands
	2008				2009
Instrument	Notional amount		Fair value		Notional amount		Fair value
Cross Currency Swaps
Swaps Dollar-Peso	US$	610,000	Ps.	(483,916)	US$	146,965	Ps.	(2,699)
Swaps Euro-Peso						€82,000		24,578
Swaps Euro-Dollar						€142,821		106,637
Swaps Yen-Dollar						¥13,000,000		(27,181)
Interest rate swaps and Cross Currency Swaps	US$	350,000		2,371,725		—
Forwards Dollar-Peso	US$	2,700,000		1,237,405	US$	1,965,000		(92,974)

Total			Ps.	3,125,214			Ps.	8,361

With respect to the aforementioned financial instruments, the valuation gain (loss) for the years ended December 31, 2007, 2008 and 2009 aggregated to Ps. 23,851, Ps. 7,497,200 and (Ps. 732,566), respectively, and was included in the statement of income as part of comprehensive result of financing in the Other financing cost (income), net caption.

11.	Employee Benefits

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

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

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans at December 31, 2008 and 2009, are as follows:

	2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295
Labor cost		309,201		88,392		272,013		79,906
Finance cost on projected benefit obligation		1,121,865		590,121		1,101,802		515,597
Actuarial loss (gain)		(253,748)		735,942		777,985		(615,052)
Other amended plans				31,964		(824,304)		(269,662)
Payments from trust fund		(1,264,234)		(422,138)		(1,418,253)		(454,064)
Effect of translation		3,748,496		1,757,020		(785,015)		(353,354)

Projected benefit obligation at end of year	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666

Changes in plan assets:
Established fund at beginning of year	Ps.	13,526,767			Ps.	14,959,431
Effect of business acquisition		—
Actual return on plan assets		(807,465)				693,221
Employee contributions		69,221	Ps.	422,138		121,916	Ps.	438,890
Payments from trust fund		(1,264,234)		(422,138)		(1,418,266)		(438,890)
Effect of translation		3,435,142				(450,999)

Established fund at end of year	Ps.	14,959,431	Ps.	—	Ps.	13,905,303	Ps.	—

Unfunded labor obligation	Ps.	(3,945,559)	Ps.	(9,926,295)	Ps	(4,123,915)	Ps.	(8,829,666)
Unrecognized actuarial loss (gain)		1,933,608		644,843		2,474,363		(263,851)

Accrued labor obligation	Ps.	(2,011,951)	Ps.	(9,281,452)	Ps.	(1,649,552)	Ps.	(9,093,517)

Net period cost

The net period cost at December 31, 2007, 2008 and 2009 is comprised of the following elements:

	2007				2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	184,291	Ps.	57,113	Ps.	309,201	Ps.	88,392	Ps.	272,013	Ps.	79,906
Finance cost on projected benefit obligation		670,336		322,672		1,121,865		590,121		1,101,802		515,597
Projected return on plan assets		(779,532)		(9,334)		(1,382,477)		(15,136)		(1,184,295)		(34,334)

	Ps.	75,095	Ps.	370,451	Ps.	48,589	Ps.	663,377	Ps.	189,520	Ps.	561,169

	2007				2008				2009
Projected benefit obligation	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666
Accumulated benefit obligation		13,953,983		7,144,994		17,542,843		9,926,295		17,809,050		8,829,666
Fair value of plan assets		13,526,767		—		14,959,943		—		13,905,303		—

The unrecognized net actuarial loss of Ps. 2,578,451 for 2008 derives from: i) changes in actuarial assumptions primarily due to changes in the rates of return on assets; and ii) experience adjustments.

Actuarial assumption

The average rates used to determine the net period cost for 2007, 2008 and 2009 are as follows:

	2007	2008	2009
Discount rate	6.25%	6.25%	6.25%
Expected rate of return	8.5%	8.5%	8.5%
Rate of future salary increases	4.00%	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.0%	6.90%
Cost percentage due to death	5.0%	5.0%	4.5%
Year to which this level will be maintained	2010	2010	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	Post-retirement benefits
	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.00%	5.8%
Cost percentage due to death	5.00%	5.00%	5.0%
Year to which this level will be maintained	2010	2010	2021

The projected return on plan assets is as follows:

	Projected return
	2007	2008	2009
Equity instruments	9.6%	7.8%	5.1%
Debt instruments	5.4%	4.4%	6.3%
Cash and equivalents	4.3%	4.2%	2.6%

Plan assets

The Company invests its plan assets at the following percentages:

	Post-retirement benefits
	2007	2008	2009
Equity instruments	61.0%	2.0%	2.5%
Debt instruments	35.0%	35.0%	41.3%
Cash and cash equivalents	4.0%	63.0%	56.2%

	100.0%	100.0%	100.0%

Cash flows

During 2007, 2008 and 2009, the Company contributed approximately Ps. 1,041,210 (US$ 95,787), Ps. 69,221 (US$ 5,112) and Ps. 121,903 (US$ 9,335), respectively, to the pension plan fund and Ps. 276,686 (US$ 25,454), Ps. 422,138 (US$ 31,181) and Ps. 399,727 (US$ 30,610), respectively, to the post-retirement obligations fund. In accordance with current regulations, during 2010, the Company expects to contribute approximately Ps. 615,468 to the pension plan fund and Ps. 464,816 to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post-retirement benefits
2010	Ps.	1,280,458	Ps.	479,646
2011		1,271,800		516,237
2012		1,259,394		548,988
2013		1,248,568		579,819
2014		1,264,735		610,703
2015-2019		6,800,187		3,440,706

An analysis of future payments for medicines is as follows:

	Post-retirement benefits
2010	Ps.	14,822
2011		17,094
2012		19,928
2013		23,062
2014		26,470
2015-2019		175,496

c) For Mexico and Ecuador, the net period cost in 2007, 2008 and 2009 is Ps. 3,819, Ps. 15,493 and Ps. 15,939, respectively, for Mexico and Ps. 6,730, Ps. 7,177 and Ps. 13,077, respectively, for Ecuador. The balance of labor obligations at December 31, 2008 and 2009 is Ps. 19,101 and Ps. 22,177, respectively, for Mexico and Ps. 46,143 and Ps. 57,027, respectively, for Ecuador.

d) In Mexico, Ecuador and Peru, the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2007, 2008 and 2009 was 10% of taxable income in Mexico and Peru and 15% in Ecuador.

e) The total amount charged to results of operations for employee profit sharing in 2007, 2008 and 2009 is Ps. 758,957, Ps. 1,104,461 and Ps. 1,589,588, respectively.

Starting in 2006, employee profit sharing paid to employees is deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. In Mexico, this deduction aggregated to Ps. 305,273 in 2007, Ps. 353,142 in 2008 and Ps. 473,334 in 2009.

12.	Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2008		2009
Suppliers	Ps.	64,086,196	Ps.	62,131,638
Sundry creditors		8,763,642		10,468,068
Interest payable		2,330,624		1,574,996
Accrued expenses and other provisions		13,685,577		20,179,010
Guarantee deposits		1,057,244		1,263,674
Dividend pending payment		944,118		1,469,199

Total	Ps.	90,867,401	Ps.	97,086,585

b) At December 31, 2008 and 2009, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2007		Effect of translation		Increase for the year		Payments		Reversals		Balance at December 31, 2008
Direct employee benefits payable	Ps.	1,024,320	Ps.	66,982	Ps.	1,004,203	Ps.	(598,851)	Ps.	(54,201)	Ps.	1,442,453
Office expenses		576,560		748		127,184		(52,162)		(4,133)		648,197
Professional fees		117,952		26,337		460,273		(353,726)				250,836
Retirement of assets		1,319,795		70,210		390,767		(3,455)				1,777,317
Points and loyalty program		868,638		36,449		604,260		(763,883)				745,464
Contingencies		7,217,852		(115,340)		551,959		(551,869)				7,102,602
Value added services		68,658				535,420						604,078
Other provisions		774,151		180,767		183,245		(23,533)				1,114,630

	Ps.	11,967,926	Ps.	266,153	Ps.	3,857,311	Ps.	(2,347,479)	Ps.	(58,334)	Ps.	13,685,577

	Balance at December 31, 2008		Effect of translation		Increase for the year		Payments		Reversals		Balance at December 31, 2009
Direct employee benefits payable	Ps.	1,442,453	Ps.	225,454	Ps.	1,102,891	Ps.	(845,015)	Ps.	(83,582)	Ps.	1,842,200
Office expenses		648,197		102,398		74,623		(276,670)				548,548
Professional fees		250,836		7,251		340,692		(296,632)		(1,417)		300,730
Retirement of assets		1,777,317		30,794		1,848,499		(174,904)				3,481,706
Points and loyalty program		745,464		14,200		461,152		(362)		(58,017)		1,162,437
Contingencies		7,102,602		1,536,206		3,765,057		(936,393)		(58,817)		11,408,655
Value added services		604,078		3,560		334,259		(267,333)				674,564
Other provisions		1,114,630		(14,051)		52,361		(390,146)		(2,625)		760,169

	Ps.	13,685,577	Ps.	1,905,812	Ps.	7,979,533	Ps.	(3,187,455)	Ps.	(204,458)	Ps.	20,179,010

13. Debt

The Company’s short- and long-term debt consists of the following:

		2008				2009
Currency	Item	Rate	Maturity from 2009 to	Total 2008		Rate	Maturity from 2010 to	Total 2009
U.S. dollars
	Export Credit Agencies “ECA” credits (fixed rate)	2.71% - 3.2%	2010		Ps. 527,508	2.71% - 3.20%	2010		Ps. 169,607
	ECA credits (floating rate)	L + 0.75%	2015		2,707,660	L + 0.75 - L + 1.50%	2019		4,913,714
	Syndicated loans	L + 0.25%	2011		27,076,600
	Fixed-rate senior notes	4.125% - 6.375%	2037		50,517,558	5.0% - 6.375%	2037		51,608,178
	Lines of credit	L + 0.15 - L + 2.5%	2013		4,397,017	L + 5.14%	2013		151,494
	Leases	7.95% -8.75% & L + 2.9% - 3.16%	2012		587,772	7.95% - 8.75% & TPR + 2.0%	2012		157,916

	Subtotal dollars				85,814,115				57,000,909

Euros
	ECA credits (floating rate)	E(4) + 0.70%	2016		4,979,233	E(5) + 0.70%	2016		7,040,726

	Subtotal euros				4,979,233				7,040,726

Mexican pesos
	Lines of credit	TIIE + 0.24%			4,500,000
	Fixed-rate notes	8.11% - 10.45%	2036		20,060,964	4.1% - 9.0%	2036		19,613,149
	Floating-rate notes	Sundry	2013		7,750,000	Sundry	2013		6,750,000
	Commercial paper	8.18% - 8.53%	2009		5,500,000				—

	Subtotal Mexican pesos				37,810,964				26,363,149

Brazilian reais
	Lines of credit	9.25%	2014		1,155,040	8.78% - 9.20%	2017		2,352,034

	Subtotal Brazilian reais				1,155,040				2,352,034
Colombian pesos
	Bonds	CPI + 6.8% -7.50% and 7.59%	2016		5,430,792	IPC + 6.8% - 7.50% y 7.59%	2016		5,749,270

	Subtotal Colombian pesos				5,430,792				5,749,270

Other currencies
	Bonds	6.41%	2012		538,602	1.489% - 6.406%	2039		4,546,906
	Leases	6.45%	2011		890,254	2.75% - 6.45%	2012		1,133,455
	Lines of credit	Sundry	2012		6,867,448	Sundry	2013		6,722,691

	Subtotal other currencies				8,296,304				12,403,052

	Total debt				143,486,448				110,909,140

	Less: Short-term debt and current portion of long-term debt				26,731,355				9,167,941

	Long-term debt			Ps.	116,755,093			Ps.	101,741,199

(1)	L = LIBOR or London Interbank Offered Rate
(2)	TIIE = Mexican Weighted Interbank Interest Rate
(3)	FTD = Fixed-Term Deposits
(4)	CPI = Consumer price index
(5)	E = Euribor
(6)	RLR = Reference Liability Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2009 was approximately 5.8% (5.70% in 2008).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2008 and 2009 is as follows:

Debt	2008		2009
Domestic senior notes	Ps.	8,142,073	Ps.	5,038,662
Credit lines drawdowns		10,200,547		1,005,544
Commercial paper		5,500,000
Other loans		270,997		310,547

Total	Ps.	24,113,617	Ps.	6,354,753

Weighted-average interest rate		6.18%		7.61%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2011	Ps.	2,454,789
2012		8,943,324
2013		8,623,773
2014		14,516,672
2015		8,065,621
2016 and thereafter		59,137,020

Total	Ps.	101,741,199

Senior Notes—At December 31, 2009, the Company had senior notes issued in U.S. dollars for US$ 3,952 million (Ps. 51,608 million) maturing from 2014 to 2037. The Company also had senior notes issued in Mexican pesos for Ps. 26,363 million maturing in 2010 and 2036. During 2009 América Móvil issued three new senior notes of JPY 13,000 million, US$ 750 million and 4 million Financing Units (FU) in Chile (equivalent to 83,772 million Chilean pesos).

All senior notes issued by the Company are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies—The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain agencies provide financial support to purchase export equipment from their respective countries. The debt issued under these plans at December 31, 2009 is approximately Ps. 12,124 million.

Domestic senior notes—At December 31, 2009, the domestic senior note debt aggregates to Ps. 13,491 million. In general, these notes bear a fixed or floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the National Banking and Securities Commission (NBSC) for a total amount of Ps. 20,000 million.

General

At December 31, 2009, the Company had a number of bank facilities for approximately Ps. 9,226 million (US$ 707 million). Under all of the facilities, América Móvil and Telcel are the guarantors.

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

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2009, the Company has complied with all of the above-mentioned requirements.

At December 31, 2008 and 2009, approximately 87% and 85%, respectively, of the total outstanding consolidated debt is guaranteed by Telcel.

14.	Foreign Currency Position and Transactions

At December 31, 2008 and 2009, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	4,138	13.54	4,831	13.06
Quetzal (Guatemala)	1,145	1.74	885	1.56
Brazilian reais	3,158	5.79	2,939	7.5
Colombian peso	941,758	0.006	913,359	0.006
Argentinean peso	1,331	3.92	1,493	3.44
Uruguayan peso	1,126	0.556	521	0.665
Cordoba (Nicaragua)	1,144	0.682	1,097	0.627
Lempira (Honduras)	751	0.712	470	0.686
Chilean peso	128,447	0.02	115,091	0.03
Peruvian sol	415	4.3	327	4.5
Guarani (Paraguay)	203,435	0.003	267,694	0.003
Dominican peso	32,291	0.382	34,059	0.360
Jamaican dollars	4,285	0.169	3,505	0.146
Euro	119,742	18.91	4,493	18.70
Swiss franc	106	12.67	106	12.61

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(11,955)	13.54	(9,443)	13.06
Quetzal (Guatemala)	(2,760)	1.74	(3,687)	1.56
Brazilian reais	(5,642)	5.79	(6,666)	7.50
Colombian peso	(1,839,490)	0.006	(1,958,152)	0.006
Argentinean peso	(2,753)	3.92	(2,701)	3.44
Uruguayan peso	(1,164)	0.556	(375)	0.665
Cordoba (Nicaragua)	(2,066)	0.682	(3,007)	0.627
Lempira (Honduras)	(2,578)	0.712	(3,246)	0.686
Chilean peso	(328,378)	0.02	(307,903)	0.03
Peruvian sol	(1,253)	4.3	(1,236)	4.52
Guarani (Paraguay)	(330,894)	0.003	(322,035)	0.003
Dominican peso	(13,435)	0.382	(10,179)	0.360
Jamaican dollars	(10,908)	0.169	(5,004)	0.146
Euro	(263,766)	18.91	(376,491)	18.70
Yen			(13,000,000)	0.140

At March 31, 2010, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	12.40
Quetzal (Guatemala)	1.57
Brazilian reais	6.93
Colombian peso	0.006
Argentinean peso	3.21
Uruguayan peso	0.64
Cordoba (Nicaragua)	0.60
Lempira (Honduras)	0.67
Chilean peso	0.02
Peruvian sol	4.92
Guarani (Paraguay)	0.0027
Dominican peso	0.34
Euro	16.69
Swiss franc	11.66
Jamaican dollars	0.14

In the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the closing exchange rate at December 31, 2007, while for 2008 and 2009 using the average exchange rate.

	U.S. dollars (thousands)
	2007		2008		2009
Net revenues	Ps.	17,131,480	Ps.	19,036,746	Ps.	18,717,023
Operating costs and expenses		14,576,815		16,023,340		16,042,797
Interest income		375,254		470,033		347,444
Interest expense		608,093		711,218		618,258
Other income (expenses), net		(465,427)		258,211		(146,628)

15.	Contingencies and Commitments

a) As of December 31, 2009, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2009, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2010	Ps.	762,458	Ps.	4,314,378
2011		407,219		4,050,849
2012		181,893		3,331,981
2013		—		3,009,501
2014		—		2,130,224
2015 and thereafter		—		3,526,184

Total		1,351,570	Ps.	20,363,117

Less interest		(60,199)

Present value of minimum net rental payments		1,291,371
Less current portion		(716,481)

Long-term obligations	Ps.	574,890

Rent charged to expenses in 2007, 2008 and 2009 aggregated to Ps. 5,052,082, Ps. 6,325,739 and Ps. 8,153,371, respectively.

b) Commitments

At December 31, 2009, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately US$ 7,204 million (approximately Ps. 94,078 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued the Company and others in a Connecticut state court in the United States based on an August 2007 transaction where the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately US$15 million (approximately Ps. 195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC – SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action (“State Suit”), NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, inter alia, an order that it receive the approximately US$15 million placed in escrow. On February 7, 2008, the Company filed a motion to dismiss for (i) lack of personal jurisdiction; and (ii) insufficient service. The motion principally argues that the Company does not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over it. The Company believes it has several other meritorious defenses to NatTel’s claims.

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

In April 2008, the parties to the State Suit agreed to stay the State Suit pending a decision by the District Court on the Motion to Withdraw. As of the date of the accompanying financial statements, the District Court has yet to decide on the Motion to Withdraw. Accordingly, the State Suit remains stayed.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “Plaintiffs”), filed a suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates, subsidiaries and two members of its Board of Directors (collectively, “Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. Plaintiffs sold a majority of their shares in our Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones, S.A. – Conecel (“Conecel”), to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”) in 2000. Telmex’s holdings in Conecel were included in the Company’s spin-off from Telmex in 2000 and remain held by one of its subsidiaries. Plaintiffs kept a minority of the shares of Conecel.

Plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares of the Company. Plaintiffs contend in the lawsuit that Defendants wrongfully deprive them of a share exchange and they seek the alleged value of the Company’s shares they claim they would have receive, which Plaintiffs assert amount to over US$900 million (approximately Ps. 11,754 million). Plaintiffs also seek punitive damages. Plaintiffs additionally assert that Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share exchange. In 2003, Plaintiffs voluntarily sold their minority shares to Defendants, executing comprehensive releases as part of the transactions.

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

Telcel

Cofeco—Substantial market power investigations

The Mexican Competition Commission (Comisión Federal de Competencia or “Cofeco”) began two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international “calling party pays” system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Radiomóvil Dipsa, S.A de C.V., (“Telcel”), has substantial market power in the market for interconnection to its own network.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final report or whether it will modify its preliminary findings.

The second Cofeco investigation, which commenced in April 2008 was initiated by an alleged Telcel subscriber -who ended up being subscribed to another mobile operator- and is into whether Telcel has substantial market power in the nationwide market for voice services. In this investigation, Cofeco issued a preliminary report (dictamen preliminar) in November 2008 finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación) of the relevant findings of the resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. As a result of the aforesaid proceeding being rejected by Cofecto for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the mentioned administrative proceeding and the issuance, subscription and publication of the resolution which relevant findings where published on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación).

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

Cofeco—Monopolistic practices investigations

Cofeco currently conducts four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns to certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued.

The fourth investigation concerns alleged monopolistic practices in the interconnection market. After having concluded the investigation stage, in October 2008 Cofeco notified Telcel a Writ of Probable Responsibility (Oficio de Probable Responsabilidad) for carrying out monopolistic practices in the commuted termination services relevant market.

Interested parties to this investigation have the opportunity to submit information for Cofeco’s review before it issues a final resolution. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final resolution or whether it will modify the Writ of Probable Responsibility.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. Telcel has not made provisions in its financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

Since 2005, there has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls .The principal stages of the controversy, as they relate to interconnection with Telcel, are summarized below.

•

December 2004 Agreement. In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and it was further contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers. The agreed upon interconnection fees were as follows:

January 1, 2005 to December 31, 2005: Ps. 1.71 per minute or part thereof.

January 1, 2006 to December 31, 2006: Ps. 1.54 per minute or part thereof.

January 1, 2007 to December 31, 2007: Ps. 1.34 per minute or part thereof

•

August 2006 Cofetel Resolutions. Axtel, independently, and Avantel and Alestra, jointly, began proceedings with Cofetel to establish the applicable interconnection fees for termination of public commuted traffic under “calling party pays” in local mobile service networks, between them and Telcel.

As a result of the foregoing proceedings (desacuerdos de interconexión), on August 31, 2006, Cofetel issued two resolutions (“Axtel Resolution” and “Avantel/Alestra Resoultion”) establishing local interconnection fees payable by the aforementioned carriers to Telcel for the years 2005 through 2010, as follows: from (i) January 1 to December 31, 2005: Ps. 1.71 per interconnection minutes; (ii) January 1 to September 30, 2006: Ps. 1.54 per interconnection minutes; (iii) October 1, 2006 to December 31, 2007: Ps. 1.23 per interconnection minute; (iv) January 1 to December 31, 2008: Ps. 1.12 per interconnection minute; (v) January 1 to December 31, 2009: Ps. 1.00 per interconnection minute; (vi) January 1 to December 31, 2010: Ps. 0.90. Several of the foregoing fees were lower than the fees Telcel had agreed with other operators. In addition, Cofetel ruled that starting in 2007, interconnection fees would be determined by adding the total seconds of all completed calls rounded to the next minute, rather than by rounding each call to the next minute, before calculating the sum of total network occupation.

In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

August 31, 2006 Avantel/Alestra Resolution. Telcel challenged Cofetel’s August 2006 Avantel and Alestra Resolution on interconnection rates between the aforesaid carriers and Telcel. In November 2009, said challenge was decided ruling that Cofetel is not empowered to add elements to the controversy set forth in the foregoing proceedings (desacuerdos de interconexión) and may not resolve on matters which were not originally requested, for example interconnection fees for the years 2008 to 2010. Consequently, the challenged resolution was declared without effect and Cofetel was ordered to issue a new resolution establishing interconnection fees for the years 2005 to 2007. Notwithstanding the foregoing, the ruling was silent in connection with the analysis and the assessment of several of the acts challenged by Telcel. Accordingly, on December 2009 Telcel challenged the ruling before the competent courts. Likewise, Cofetel challenged the ruling. Avantel adhered to the challenges (recurso de revisión adhesiva).

•

August 31, 2006 Axtel Resolution – December 2007 Judicial Decision and January 2008 Cofetel Resolution – Telcel began a judicial proceeding (juicio de amparo) challenging the Axtel Resolution on interconnection rates between Axtel and Telcel. In December 2007, the district court invalidated the Axtel Resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for the aforementioned period. The ruling on the foregoing challenge was ruled adversely for Telcel in October 2009 arguing that, among others, the model used by Cofetel to calculate interconnection fees is appropriate; accordingly, the judge determined that the interconnection fees resulting from Cofetel’s model should be: (i) Ps. 0.71 for 2005; (ii) Ps. 0.74 for 2006; and (iii) Ps. 0.78 for 2007. Telcel challenged (recurso de revisión) the mentioned ruling arguing that although it may be true that the method used by Cofetel is appropriate, it is also true that the results obtained by the judge are absolutely erroneous, since Cofetel did not use real and updated information while implementing their method, thus resulting in an incorrect outcome. Likewise, Cofetel challenged the ruling. Axtel adhered to the challenges (recurso de revisión adhesiva).

•

December 2006 Agreements. In the fourth quarter of 2006, most industry operators, other than Axtel and Avantel, agreed on interconnection fees payable for termination services for local and long-distance (national and international) calls in mobile networks under the “calling party pays” system for the years 2005 through 2010. These agreements contemplated continued reductions in fees, as follows: (i) 2005: Ps. 1.71 per interconnection minute; (ii) 2006: Ps. 1.54 per interconnection minute; (iii) 2007: Ps. 1.34 per interconnection minute; (iv) 2008: Ps.1.21 per interconnection minute; (v) 2009: Ps. 1.09 per interconnection minutes; and (vi) 2010: Ps. 1.00 per interconnection minute.

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

•	In July 2008 Telcel obtained a court order which prevented SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection fees between Axtel and Telcel.

Notwithstanding the foregoing, in September 2008, however, SCT issued a resolution establishing interconnection fees for 2008 through 2011, as follows: (i) 2008: Ps. 0.5465 per interconnection minutes; (ii) 2009: Ps. 0.5060 per interconnection minute; (iii) 2010: Ps. 0.4705 per interconnection minute; and (iv) 2011: Ps. 0.4179 per interconnection minute, based on the assumption that the valuation method consists of adding the actual duration of the calls measured in seconds. These fees are substantially less than the fees agreed upon with the rest of the industry operators. Telcel challenged said resolution and, in October 2008, obtained a court order suspending the effects of it until a final ruling is issued.

•

April 2009 Cofetel Resolution – Avantel Interconnection Disagreement. In April 2009, Cofetel issued a resolution establishing the interconnection fees for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of public commuted traffic under the “calling party pays” system in Telcel’s mobile network, as follows: (i) 2008: Ps. 1.12 per interconnection minute plus a surcharge of 18% over the total interconnection minutes billed; (ii) 2009: Ps. 1.00 per interconnection minutes plus a surcharge of 10% over the total minutes billed; and (iii) 2010: Ps. 0.90 per interconnection minute without any surcharge, based on the assumption that the valuation method consist of adding the actual duration of the calls measured in seconds and then rounding up to the next minute. In May 2009, Telcel judicially challenged said resolution and a final decision is still pending.

The Company considers that interconnection fees for fixed-to-mobile calls will continue, for a while, to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide, as of the date of said final, non-appealable resolution or decision, to Axtel and/or Avantel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Axtel and/or Avantel, and Telcel for reimbursement or payment, as the case maybe, of amounts paid or left unpaid between Telcel and Axtel and/or Avantel in respect to certain time periods from 2005 to 2010.

February 2009 Interconnection Plan

On February 10, 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). The Plan addresses technical, economical and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which, it is suggested, could override the existing fee agreements among operators. The Plan also contemplates asymmetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

At this time, Telcel cannot predict the effects that might result from the implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

In March 2009, Telcel challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge. As of the date of the accompanying financial statements, the challenge remains pending.

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

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

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

Comcel

Voice over IP

In March 2000, the Colombian Industry and Commerce Superintendence (Superintendencia de Industria y Comercio or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps. 904.2 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately US$1.8 million (approximately Ps. 23.5 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

In June 2009, Bogota’s Judicial District Court of Appeals (Tribunal Superior del Distrito Judicial de Bogotá), confirmed SIC’s January 2008 resolution. As a result, Comcel timely paid US$1.8 million fine. As a result of the foregoing, this contingency has been duly terminated.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$35 million (approximately Ps. 457.1 million) from Comcel. On July 13, 2009, the arbitration tribunal decided that Comcel had to pay Tecnoquímicas, S.A., US$13 million (approximately Ps. 169.8 million), which were timely paid by Comcel. As a result of the foregoing, this contingency has been duly terminated.

Dominant position

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia or “CRT”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia.

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

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps. 2,089.6 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately US$100 million (approximately Ps. 1,306 million). ATL filed an appeal and consequently payment has been suspended until the final ruling is issued.

The aggregate contested amounts are approximately US$240 million (approximately Ps. 3,134.4 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

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

In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps. 2,141.8 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

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

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps. 3,526.2 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Higher Court of Justice of Brazil a motion to revert the ruling to stay the trial. However, Americel obtained a favorable resolution that maintained the decision to stay the trial until a ruling has been issued in the process held before the federal court in Rio de Janeiro. Lune has challenged said resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. As of February 2010, the total amount of the tax assessments was R$ 242 million (approximately Ps. 1,815 million), including R$ 89.9 million (approximately Ps. 673.4 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho Administrativo de Recursos Fiscais) in Brasilia. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps. 411.8 million), including R$24.1 million (approximately Ps. 180.8 million) of taxes and contributions plus R$30.8 million (approximately Ps. 231 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps.1,658.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million (not including interest and penalties) (approximately Ps. 1,802.3) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 186.8 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Distrita de lo Fiscal de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 (approximately Ps. 165.9 million), which represented 10% of the contested amount.

In May, 2009, the SRI filed the answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI. Accountant experts, certified by the parties, were also summoned to the hearings and were responsible for issuing expert opinions as to the document exhibition process. The latest expert opinion was filed before the Tax Court on January 27, 2010.

16.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2009 is provided below. All the companies are considered affiliates since América Móvil’s primary shareholders are also either directly or indirectly the controlling shareholders of the related parties.

	December 31
	2008		2009
Due from:
Teléfonos de México, S.A.B. de C.V. and subsidiaries	Ps.	704,038	Ps.	274,481
Telmex Internacional, S.A.B. de C.V.		20,004		25,628
Teléfonos del Noroeste S.A. de C.V.		34,709		92,649
Sanborn Hermanos, S.A.		100,214		62,224
Sears Roebuck de México, S.A. de C.V.		33,845		12,944
Other		159,986		170

Total	Ps.	1,052,796	Ps.	468,096

Due to:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	77,232	Ps.	108,698
Seguros Inbursa, S.A. de C.V.		75,686		114,797
Embratel Participacoes, S.A.		499,303		615,804
Other		270,033		205,856

Total	Ps.	922,254	Ps.	1,045,155

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

c) América Móvil has entered into an agreement with AT&T (Major shareholder and related party) to receive consultancy services. In 2008 and 2009, the Company paid US$ 7.5 million (Ps. 101,500 million and Ps. 100,474 million, respectively) for services received.

d) For the years ended December 31, 2007, 2008 and 2009, the Company conducted the following transactions with related parties (mainly with Telmex and Telmex Internacional):

	2007		2008		2009
Revenues:
Calling Party Pays interconnection fees and Others	Ps.	19,702,718	Ps.	19,372,722	Ps.	18,070,319
Costs:
Payments for long-distance, circuits and others		6,891,049		7,049,264		7,217,809
Commercial, administrative and general expenses:
Others, net		896,249		1,202,526		1,327,414
Interest expense, net				(161,798)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) Claro Chile and Telmex Chile entered into an agreement for the provision of capacity, whereby the latter agrees to provide the former with capacity and infrastructure use over the following 20 years. The amount recorded in results of operations for the years ended December 31, 2007, 2008 and 2009 for this agreement was US$ 222 million (Ps. 2,412,000), US$ 218 million (Ps. 2,951,000) and US$ 265 million (Ps. 3,460,555), respectively.

g) In 2005, Telmex Argentina, a subsidiary of Telmex Internacional, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project was completed in 2009 at an approximate cost of Ps. 313,410 (US$ 24 million).

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The approximate total cost of this project will be Ps. 502,760 (US$ 39 million). Once the work is finalized, AMX Argentina plans to enter into a 30-year rights of use agreement with Telmex Argentina (subsidiary of Telmex Internacional). Additionally, Telmex Internacional transferred to the Company the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 2,100 (US$ 0.6 million).

h) Claro Telecom (through its operating subsidiaries) and Embratel, a subsidiary of Telmex Internacional, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Claro Telecom Participacoes to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between 4.0 million Brazilian reais and 6.0 million Brazilian reais (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the number of months that have passed as of the signing of the agreement (fixed capacity in the agreement of 84,608 Gbps).

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately 1.27 million Brazilian reais (approximately Ps. 9.52 million).

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately US$ 43 million. Such contract has totally been concluded in November 2009.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2007		2008		2009
Short- and long-term direct benefits	Ps.	30,302	Ps.	34,300	Ps.	35,835

During the years ended December 31, 2007, 2008, and 2009, the Company made no termination payments.

m) As mentioned in Note 3 above, in December 2008, the Company’s shares in USCO were donated to Carso Foundation (related party).

17.	Shareholders’ Equity

Shares

a) In July 2005, the Company carried out a three-for-one share split of its outstanding shares, as was approved at the extraordinary shareholders’ meeting held on April 27, 2005. As a result, the Company’s capital stock at December 31, 2007, 2008 and 2009 was represented by 34,897,833,852 shares (11,712,316,330 of Series “AA”, 547,508,654 of Series “A” and 22,638,008,877 of Series “L”) for 2007, 33,250,796,049 shares (11,712,316,330 of Series “AA”, 480,036,244 of Series “A” and 21,058,443,475 of Series “L”) for 2008 and

32,283,917,456 shares (11,712,316,330 of Series “AA”, 450,920,648 of Series “A” and 20,120,680,478 of Series “L”) for 2009, with no par value and limited voting rights (“Series L”). Such amounts include the retroactive effect of the split mentioned above and the effect of the merger as mentioned in the next paragraph. These shares represented the Company’s fixed minimum capital at such dates.

b) The Company’s capital stock before the 2006 merger with América Telecomconsisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348,005,796 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the National Securities and Bonding Commission [NSBC]), consisting of: (i) 11,420,301,030 common registered Series “AA” shares, with no par value; (ii) 979,846,541 common registered Series “A” shares, with no par value and; (iii) 35,947,858,245 registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

c) After the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744,862,098 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC, consisting of: (i) 11,717,316,330 common registered Series “AA” shares; (ii) 599,818,479 common registered Series “A” shares; (iii) 35,427,727,289 registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

d) At December 31, 2007, 2008 and 2009, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC as follows: 12,847,028,246 shares (12,814,643,242 Series “L” and 32,385,004 Series “A”) for 2007, 14,494,066,049 shares (14,460,871,645 Series “L” and 33,194,404 Series “A”) for 2008 and 15,460,944,642 shares (15,423,542,538 Series “L” and 37,402,104 Series “A”) for 2009.

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

Dividends

g) On April 27, 2007, the Company’s stockholders declared a cash dividend of Ps. 0.20 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 6,712,544, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders declared a cash dividend of Ps. 1.00 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

On April 29, 2008, the Company’s stockholders approved payment of a cash dividend of Ps. 0.26 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 8,904,997, payable in full on July 25, 2008 against coupon No. 24 of the titles that represent the Company’s capital stock.

On April 20, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.30 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 9,812,319, payable in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.50 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 16,166,730, payable in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give effect to the split and the merger; consequently, the information above may not necessarily coincide with the information shown in the Company’s legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the Net tax profit account (CUFIN) of the Company.

Repurchase of shares

h) During the three-year period ended December 31, 2009, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos[1]
Year	Series L	Series A	Series L		Series A		Series L		Series A
2007	405	0.8	Ps.	12,829,295	Ps.	27,143	Ps.	12,617,400	Ps.	—
2008	1,646	0.8		41,736,011		19,558		41,736,011		19,558
2009	962	4		24,587,700		118,016		24,587,700		118,016

i) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

18.	Income Tax, Flat Rate Business Tax and Asset Tax

I) Mexico

a) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries.

Tax consolidation is a legal precept in Mexico that consists of presenting the tax results of all Mexican subsidiaries and the controlling company (América Móvil, as a legal entity) together as a single legal entity.

b) Asset Tax (AT) and Flat Rate Business Tax (FRBT)

Through 2007, the asset tax was payable based on 1.25% of the average value of most assets.

Beginning January 1, 2008, the Flat-Rate Business Tax (FRBT) Law abolished the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered beginning in 2008.

Current-year FRBT is computed by applying the 16.5% (17.0% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

c) Corporate income tax rate

i) The corporate income tax rate for 2007, 2008 and 2009 was 28% in Mexico.

ii) An analysis of income tax charged to results of operations for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
In Mexico:
Current year income tax	Ps.11,096,983	Ps.16,358,514	Ps.17,371,300
Deferred income tax	5,250,377	(361,855)	948,916
Deferred FRBT	117,237	—
Asset tax	1,080,303	—
Effect of decrease in tax rate			(279,837)
Abroad:
Current year income tax	5,617,616	8,594,349	10,303,070
Deferred income tax	(708,249)	(4,702,671)	(6,084,141)

Total	Ps.22,454,267	Ps.19,888,337	Ps.22,259,308

iii) A reconciliation of the statutory corporate income tax rate to the effective tax rate recognized by the Company for financial reporting purposes is as follows:

	Year ended December 31,
	2007	2008	2009
Statutory income tax rate in Mexico	28.0%	28.0%	28.0%
Effect of non-taxable, non-deductible items:
Tax inflation effect	0.4	3.2	1.0
Asset tax	(0.4)		—
Tax benefit from tax consolidation	(1.0)		—
Tax benefit derived from carryforward of tax losses	(1.8)		—
Operations of subsidiaries abroad	(0.9)	(3.2)	(1.0)
Other	0.6	0.3	1.8

Effective tax rate on Mexican operations	24.9	28.3	29.8
Reversal of valuation allowance on NOL’s and temporary differences from Brazil	—	(4.2)	(5.1)
Tax credits realized	—	(1.3)	(1.8)
Revenues and costs of foreign subsidiaries	2.7	(2.2)	(0.5)

Effective income tax rate before effect derived from the recognition of deferred FRBT	27.6	25.0	22.4
Deferred FRBT	0.1	—	—

Effective income tax rate	27.7%	25.0%	22.4%

iv) An analysis of the effects of temporary differences on net deferred tax liabilities is as follows:

	December 31,
	2008	2009
Deferred tax assets
Accrued liabilities	Ps.1,697,482	Ps.2,299,510
Other	557,010	892,856
Deferred income	1,719,045	1,760,799
Tax losses	8,544,867	10,776,987

	12,518,404	15,730,152

Deferred tax liabilities
Fixed assets	(5,468,840)	(5,488,079)
Sale and leaseback	(1,668,061)	(1,470,520)
Inventories	(540,716)	(534,474)
Licenses	(346,387)	(350,230)
Deferred effects of tax consolidation in Mexican subsidiaries	(4,101,855)	(3,218,858)
Futures agreements with affiliates	(1,893,720)	(2,829,468)
Royalty advances	(1,630,000)	(3,030,000)
Tax losses from Mexican subsidiaries	(6,574,533)	(8,854,119)
Effect of translation of foreign subsidiaries	(2,825,486)	(10,276,172)
Other	(592,575)	(914,712)

	(25,642,173)	(36,966,632)

Plus: Valuation allowance	(1,497,306)	(1,325,602)
Other	—	279,837

Total deferred tax liability, net	Ps.(14,621,075)	Ps.(22,282,245)

An analysis of the temporary differences that comprise the net deferred tax asset at December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Deferred tax assets
Accrued liabilities	Ps.3,630,658	Ps.7,514,024
Fixed assets	771,771	791,803
Deferred revenues	46,308	35,300
Other	1,386,356	2,165,169
Tax losses	15,265,167	17,800,092

	21,100,260	28,306,388

Deferred tax liabilities
Sale and leaseback	(41,424)	(25,063)
Licenses	(110,803)	(14,303)
Other	(18,779)	(20,603)

	(171,006)	(59,969)
Less: Valuation allowance	(11,632,887)	(12,337,624)

Total deferred tax asset, net	Ps.9,296,367	Ps.15,908,795

At December 31, 2008 and 2009, the table shown above includes the deferred tax asset of TracFone, Enitel and Puerto Rico. The deferred tax asset in Puerto Rico refers to the income tax benefit this subsidiary will enjoy upon settling its labor obligations. Deferred taxes also include an account receivable arising from differences in the book and tax values of the plant and equipment of Comcel in Colombia.

Additionally, there is a deferred income tax asset recognized in Brazil resulting from tax losses obtained at the time of acquisition and subsequent to the acquisition date, as well as other temporary differences. In 2008 and 2009, the valuation allowance related to this deferred income tax asset was reduced, resulting in a credit of Ps. 4,428,593 and Ps. 6,419,448, respectively, to deferred income tax expense.

g) Changes in Mexican tax legislation effective beginning in 2010

On December 7, 2009, the Mexican Congress passed a tax reform bill that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of such change in the income tax rate represented a decrease of Ps. 279,837 in the Company’s deferred income tax liability, since the reversal amount of certain differences in balance sheet accounts for financial and tax reporting purposes was calculated using the 30% statutory rate.

Dividends paid from sources other than the Net taxed profits account (CUFIN) will be subject to the following gross-up or split factors:

Year	Gross-up factor
2009	1.3889
2010 to 2012	1.4286
2013	1.4085
2014 and thereafter	1.3889

Tax consolidation

Additionally, the 2010 Mexican Tax Reform establishes a procedure for a partial or total deconsolidation for certain items that, under the tax consolidation regulations previously permitted under the law, had been deferred from 2004 to date. Such items are as follows:

i)	Tax losses of the controlling company or controlled companies

ii)	Loss on sale of shares issued by controlled companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Adjustments from changes in equity interest percentages

v)	As of 2010, the deferred-payment procedure must include the difference in CUFIN between the controlled companies and the controlling company.

The payment schedule for aforementioned items in the case of a partial deconsolidation would be remitted as follows depending on the year in which the original tax benefit was taken in the tax consolidation:

Year	Portion to be remitted
2010	25%
2011	25%
2012	20%
2013	15%
2014	15%

The Company’s deferred tax consolidation items are represented primarily by tax losses that were previously benefited in the Company’s tax consolidation but that now should be remitted. These amounts may now be carried forward on an individual basis by the individual companies for a period of ten years. Such amounts are presented in the deferred tax table above, with retrospective disclosure for comparable amounts in the prior year.

h) At December 31, 2009, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) aggregated Ps. 105,262,200 and Ps. 3,758,442, respectively.

II) Subsidiaries abroad

a) Net income

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2007, 2008 and 2009 is as follows:

	December 31,
Item	2007		2008		2009
Aggregate pretax income	Ps.	22,894,721	Ps.	21,354,353	Ps.	45,150,209
Aggregate tax provisions, including deferred taxes		4,909,367		3,891,678		4,218,929

b) Tax losses

At December 31, 2009, América Móvil’s foreign subsidiaries had available tax loss carryforwards as follows:

Country	Available tax loss carryforward at December 31, 2009		Future tax benefit
Chile	Ps.	11,310,990	Ps.	1,922,868
Brazil		50,051,386		17,517,985
México		31,621,853		8,854,119
Puerto Rico		773,223		270,628
USA		32,797		11,479

Total	Ps.	93,790,249	Ps.	28,577,079

The significant tax loss carryforwards in the different foreign countries in which the Company operates have the following expiration dates and characteristics:

i) In Brazil, tax loss carryforwards do not expire; however, the carryforward amount that may be utilized in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Chile, the tax loss carryforwards have no expiration date. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

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

Company’s management analyzes the financial and operating information by geographical segment. However, the information for significant countries, whose revenues aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico(1)	Brazil	Southern Cone(2)	Colombia and Panama	Andean(3)	Central America(4)	U.S.A.(5)	Caribbean(6)	Dominican Republic	Eliminations	Consolidated total
December 31, 2007
Operating revenues	144,895,069	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(17,971,698)	311,579,762
Depreciation and amortization	7,661,902	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,406,018
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest expense	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304
December 31, 2008
Operating revenues	166,582,112	70,484,150	30,541,276	32,621,989	20,217,826	16,051,352	16,545,768	12,883,853	11,240,768	(31,514,186)	345,654,908
Depreciation and amortization	9,164,283	15,101,006	3,043,500	4,223,943	1,862,316	4,216,965	312,134	2,490,675	1,352,487		41,767,309
Operating income	60,911,024	1,584,203	5,701,590	10,911,635	5,284,123	3,072,735	943,099	1,611,954	3,373,114	2,152,670	95,546,147
Interest expense	8,880,448	1,125,054	533,162	599,818	289,439	340,366	179	113,273	52	(2,931,229)	8,950,562
Segment assets	729,196,475	104,288,579	42,051,725	54,579,734	35,066,903	47,566,628	9,993,465	27,838,108	39,816,155	(654,942,303)	435,455,470
Plant, property and equipment, net	40,100,016	47,003,912	23,942,465	23,849,740	13,075,185	29,792,843	684,644	17,871,323	13,576,692	—	209,896,820
Goodwill, net			575,985	4,156,145	3,843,755	4,657,139	781,201	17,614,553	13,067,503	—	44,696,281
Trademarks, net		1,753,208	847,843	960,133	141	697,252	—	400,742	351,220	—	5,010,539
Licenses, net	4,496,065	24,987,341	1,617,912	3,492,207	5,431,289	1,175,155	—	1,899,017	—	—	43,098,985
December 31, 2009
Operating revenues	171,338,315	82,300,043	37,134,845	37,031,154	26,087,222	18,136,936	22,856,621	14,779,556	14,249,533	(29,203,194)	394,711,031
Depreciation and amortization	10,612,448	18,503,915	3,589,028	6,212,512	2,777,377	5,991,156	385,210	3,110,293	1,900,368		53,082,307
Operating income	66,956,926	1,367,578	7,577,580	11,852,749	7,668,006	1,935,719	956,112	361,472	3,891,136	1,641,678	104,208,955
Interest expense	7,514,531	1,662,272	377,327	536,275	635,370	423,766		58,730		(3,797,957)	7,410,314
Segment assets	825,120,225	139,554,893	43,608,175	57,077,379	37,805,040	39,002,035	9,816,822	26,853,227	39,870,958	(765,700,793)	453,007,961
Plant, property and equipment, net	39,776,646	61,517,942	25,583,969	27,960,767	13,888,045	27,156,572	673,774	17,674,928	12,816,366		227,049,009
Goodwill, net			589,017	4,378,428	3,675,875	4,609,315	781,201	17,584,720	14,186,723		45,805,279
Trademarks, net		1,296,921	670,376	795,621	54	538,041		339,690	333,824		3,974,527
Licenses, net	4,002,012	26,434,667	1,621,484	1,868,826	4,979,917	2,024,032		1,651,593			42,582,531

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, and Nicaragua
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

20.	Subsequent Events

a) On January 13, 2010, the Company announced that it will launch a tender offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) for the exchange of the shares they hold in Telecom for shares in América Móvil. The exchange ratio would be 2.0474 to 1, which means that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each share of Telecom

Should this offer be accepted by the shareholders of Telecom, América Móvil would indirectly acquire 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”) and 60.7% of the shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). At December 31, 2009, the net debt of Telecom was approximately Ps. 22,017 million. América Móvil also announced that it will make an offer to the shareholders of Telmex Internacional for the exchange or purchase of shares in Telmex Internacional not already owned by Telecom (39.3%). The exchange ratio would be 0.373 per share of América Móvil share per share of Telmex Internacional or, if paid in cash, the purchase price would be Ps. 11.66 per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered. These transactions were approved by the Board of Directors of América Móvil on January 13, 2010.

On February 11, 2010, the Comisión Federal de Competencia Económica (“Mexican Federal Antitrust Commission” or “COFECO”) approved these transactions through a resolution that confirms that the transaction would represent a corporate restructuring that would have no bearing whatsoever on the structure of the markets in which the companies involved do business.

The completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

b) On March 4, 2010, the Company issued Domestic Senior Notes based on the program that was authorized by the National Banking and Securities Commission and is registered under the number 2723-4.15-2008-006 in the National Securities Register.

The issuance was for an amount of Ps. 14,881,331, in three tranches, one for Ps. 4,600,000, with a maturity in February 2015, at an interest rate of 5.32%; the second tranche was issued in Investment Units (IU) that amounted to 743,487,900 (IU) (Ps. 3,281,331), with a maturity in February 2020, at an interest rate of 4.4% and the last tranche amounted to Ps. 7,000,000, with a maturity in February 2025, at an interest rate of 8.6%.

c) On March 9, 2010, the Company announced in its Board of Directors meeting that they decided to submit to the Ordinary General Shareholders’ Meeting to be held on or before April 30, 2010, a proposal to make a payment of a cash dividend from the consolidated net profit tax account of Ps. 0.32 (thirty two peso cents), payable in a single installment, to each of the series of shares “AA”, “A” and “L” that represent the capital stock of AMX (which includes the preferred dividend correspondent to the series “L” shares) and to increase in Ps. 50,000 million the outstanding amount to repurchase shares in accordance with article 56 of the Securities Market Law.

d) On March 23, 2010, the Company issued Senior Notes for an amount of US$ 4,000 million, in three tranches, one for US$ 750,000, with a maturity in March 2015, at an interest rate of 3.625%; the second tranche amounted to US$ 2,000,000, with a maturity in March 2020, at an interest rate of 5.0% and the last tranche amounted to US$ 1,250,000, with a maturity in March 2040, at an interest rate of 6.125%. The Senior Notes require registration with the SEC, which is expected to take place in the coming months.

21.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

As previously described in Note 2 f), effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the restated amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2009 and 2008, are presented in the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 21 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), except for the methodology for restatement of imported telephone plant, because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total shareholders’ equity and cash flows provided by operating, investing and financing activities.

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (“ASC”) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source.

Statement of Income Information

Cost of sales and services, as shown in the statement of income, includes cost of sales of telephone equipment in the amount of Ps. 69,979,814, Ps. 75,116,949 and Ps. 76,187,077, for the years ended December 31, 2007, 2008 and 2009, respectively.

Cash Flow Information

As described in Note 2 z.1), the Company adopted Mexican FRS B-2, Statement of cash flows, on January 1, 2008. The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2008 and 2009 comply with International Accounting Standard (“IAS”) No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board (“IASB”). Therefore, no separate US GAAP statements of cash flow are presented for 2008 and 2009.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the consolidated statement of changes in financial position in accordance with Bulletin B-12, as described in Note 2 z.1). The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

ASC No. 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	55,419,072
Labor cost		456,095
Depreciation		34,659,674
Amortization		7,543,563
Amortization of loss of sale and lease back		1,572,397
Deferred taxes		4,579,073
Monetary effect		(5,181,140)
Equity in results of affiliates and non-controlling interest		52,201
Loss on sale of fixed assets
Effect of exchange rate differences on debt		(4,319)
Other than temporary loss on marketable securities		1,384,418
Trading securities		1,499,381
Change in operating assets and liabilities		(6,465,306)

Cash provided by operating activities		95,515,109

Financing activities:
New loans		33,287,331
Repayment of loans		(46,008,892)
Purchase of Company’s own shares		(12,856,438)
Cash dividends paid		(41,785,556)

Cash used in financing activities		(67,363,555)

	For the year ended December 31, 2007
Investing activities:
Investment in plant property and equipment		(38,090,643)
Investment in trademarks		26,811
Investment in licenses		(454,005)
Acquisitions, net of cash acquired		(19,464,035)
Investment in securities available-for-sale		(789,100)
Investment in subsidiaries and affiliated companies		42,130
Non-controlling interest		(160,257)

Cash used in investing activities		(58,889,099)

Effect of inflation accounting		(248,092)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	For the year ended December 31, 2007
Interest paid, net of capitalized interest	Ps.	4,873,123
Income tax paid		25,225,647
Employee profit sharing paid		232,402

Cash flow from sales of trading securities during 2007 was Ps. 1,499,382. Cash flow from purchases of available-for-sale securities during 2007 was Ps. 789,100.

Capitalized Interest

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the useful lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, the Company commenced capitalizing comprehensive cost of financing on assets under construction (whose construction started on or after January 1 2007), which include interest expense, monetary gains directly associated with borrowings (when operating in an inflationary environment) and, in the case of borrowings denominated in a foreign currency, foreign currency exchange gains (losses).

The reconciling item for 2007 includes the reversal of the monetary gain and foreign exchange results capitalized under Mexican FRS, related to borrowings denominated in foreign currencies and corresponding depreciation. In 2008 and 2009, the reconciling item corresponds to the reversal of foreign exchange gain (loss) capitalized under Mexican FRS, related to borrowings denominated in foreign currencies, as well as the depreciation effect of these differences in prior years.

Valuation of Plant, Property and Equipment

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

As a result of this adjustment, plant, property and equipment and shareholders’ equity increased by Ps. 4,923,748 as of December 31, 2008 and Ps. 2,563,127 as of December 31, 2009 and depreciation expense increased by Ps. 3,072,871, Ps. 2,668,181 and Ps. 2,360,622, in 2007, 2008 and 2009, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing

As mentioned in Note 2 s), under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC No. 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP is determined following the guidelines of ASC No. 740.

Under Mexican FRS, employee profit sharing is presented as Other expenses, net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

As described in Note 2 r), under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740.

Under Mexican FRS B-15, entities must recognize deferred tax consequences attributable to the effect of translation of foreign entities following the guidelines of MFRS D-4. However under US GAAP, deferred tax consequences on unremitted foreign earnings are accounted for as a temporary difference, unless the tax law provides a means by which the investment in a subsidiary may be recovered or transferred tax free. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of shareholders’ equity between Mexican FRS and US GAAP. In 2009, the Company repatriated a portion of its previously unremitted foreign earnings, for which incremental taxes were incurred in Mexico. Thus a corresponding deferred tax liability related to the incremental taxes to be paid on unremitted earnings of those foreign subsidiaries presumed to be remitted in future years was recognized in 2009. This matter is discussed further below.

The following table summarizes the significant components of net deferred tax and employee profit sharing liabilities under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	2008						2009
	Income Tax		Employee Profit Sharing		Total		Income Tax		Employee Profit Sharing		Total
Deferred assets:
Tax loss carryforwards	Ps.	8,544,867			Ps.	8,544,867	Ps.	10,776,987			Ps.	10,776,987
Accrued liabilities		1,697,482	Ps.	467,713		2,165,195		2,299,510	Ps.	573,963		2,873,473
Deferred revenues		1,865,181		539,933		2,405,114		1,917,374		565,151		2,482,525
Other		557,010		102,793		659,803		1,172,693		131,627		1,304,320

Valuation allowance		(1,497,306)		—		(1,497,306)		(1,325,602)		—		(1,325,602)

Total deferred tax assets		11,167,234		1,110,439		12,277,673		14,840,962		1,270,741		16,111,703

Deferred tax liabilities:
Fixed assets		(5,885,319)		(1,151,479)		(7,036,798)		(5,428,459)		(695,845)		(6,124,304)
Inventories		(540,716)				(540,716)		(534,474)				(534,474)
Sale and lease back		(1,668,061)		(248,899)		(1,916,960)		(1,470,520)		(133,627)		(1,604,147)
Licenses		(587,970)		67,932		(520,038)		(570,811)		73,129		(497,682)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)		—		(4,101,855)		(3,218,858)		—		(3,218,858)
Royalty advances		(1,630,000)		—		(1,630,000)		(3,030,000)		—		(3,030,000)
Future agreements with affiliates		(1,893,720)		—		(1,893,720)		(2,829,468)		—		(2,829,468)
Tax losses from Mexican subsidiaries		(6,574,533)		—		(6,574,533)		(8,854,119)		—		(8,854,119)
Derivative financial instruments								—		(943,157)		(943,157)
Other		(592,575)		(153)		(592,728)		(914,712)		—		(914,712)
Undistributed earnings of foreign subsidiaries		—		—		—		(1,121,377)		—		(1,121,377)

Total deferred liabilities		(23,474,749)		(1,332,599)		(24,807,348)		(27,972,798)		(1,699,500)		(29,672,298)

Net deferred liabilities	Ps.	(12,307,515)	Ps.	(222,160)	Ps.	(12,529,675)	Ps.	(13,131,836)	Ps.	(428,759)	Ps.	(13,560,595)

An analysis of the effect of temporary differences giving rise to the net deferred tax assets under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	Deferred taxes
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	3,630,658	Ps.	7,514,024
Other		1,386,356		2,165,169
Pension obligations		1,244,964		1,360,830
Deferred revenues		46,308		35,300
Fixed assets		771,771		791,803
Tax losses and other assets		15,265,167		17,800,092

		22,345,224		29,667,218
Deferred tax liabilities
Sale and leaseback		(41,424)		(25,063)
Licenses		(110,803)		(14,303)
Other		(18,779)		(20,603)

		(171,006)		(59,969)
Less: Valuation allowance		11,632,887		12,337,624

Total deferred tax asset, net	Ps.	10,541,331	Ps.	17,269,625

In accordance with Mexican FRS purposes, deferred tax liabilities of Ps. 14,621,075 and Ps. 22,282,245 were recognized at December 31, 2008 and 2009, respectively; and net deferred tax assets of Ps. 9,296,367 and Ps. 15,908,795 were recognized at December 31, 2008 and 2009, respectively.

Through December 31, 2008, undistributed earnings of the Company’s foreign subsidiaries, which amounted to approximately Ps. 8,999 million were considered to be indefinitely reinvested. Accordingly, no provision for income taxes was provided. As discussed above, during 2009 the Company recorded deferred tax liabilities of Ps. 1,121,377 related to the undistributed earnings of Ps. 21,562,097 of those foreign subsidiaries. At December 31, 2009, undistributed earnings of the Company’s remaining foreign subsidiaries, which amounted to approximately Ps. 26,211 million were considered indefinitely reinvested.

Employee benefit obligations

ASC 715, Compensation – Retirement Benefits, requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that is reflected in the consolidated balance sheet as of December 31, 2008 and 2009 are as follows:

	2008		2009
Defined benefit obligation	Ps.	(28,831,285)	Ps.	(26,858,884)
Fair value of plan assets		14,959,431		13,905,303

Under funded status	Ps.	(13,871,854)	Ps.	(12,953,581)

Amounts recognized in accumulated other comprehensive income for US GAAP purposes consist of the following:

	2007		2008		2009
Unrecognized actuarial loss	Ps.	—	Ps.	1,933,608	Ps.	2,474,363
Unrecognized post-retirement actuarial loss (gain)		—		644,843		(263,851)

Total	Ps.	—	Ps.	2,578,451	Ps.	2,210,512

Accordingly, the statement of changes in shareholders’ equity at December 31, 2008 and 2009 included a decrease related to actuarial losses of Ps. 2,578,451 (Ps. 1,333,487, net of deferred taxes) and Ps. 2,210,512 (Ps. 849,682, net of deferred taxes), respectively.

The plan assets to cover pension and other post-retirement benefits totaled Ps. 11,358,647 and Ps. 10,822,273 at December 31, 2008 and 2009, respectively. The Company’s fund managers seek to minimize investment risk and accordingly have been keeping the fund investments in cash and cash equivalents and debt instruments at fixed rates.

Our current investment strategy, pension assets of Puerto Rico are allocated with a goal to achieve the following distribution:

• cash and equivalents	56.2%

• debt instruments	41.3%

• equity instruments	2.5%

Transactions between entities under common control

Mexican FRS requires any difference between the acquisition cost and the carrying value of net assets acquired in some qualifying transactions between entities under common control be recognized in shareholders’ equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transaction but are recorded at the lower of net book value or fair value.

Net gain on sale to affiliate

The Company recognized in its equity income in prior years a gain of Ps. 53,929 (América Movil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control and recognized as additional paid in capital for US GAAP purposes.

Excess of contributed company over cost

The remaining percentage of América Móvil’s interest in ATL (formerly AlgarTelecom Leste, S.A.) was contributed to Telecom Américas in 2002 for an amount of Ps. 4,412,376. Under Mexican FRS, the excess paid over carrying value of ATL was considered as a gain and included under the caption other income, net. For US GAAP purposes since this was considered as a step acquisition, this excess was considered as negative goodwill and netted with the positive goodwill of the other ATL shares acquired in previous years.

Acquisition of non-controlling interest

Mexican FRS requires that acquisitions of non-controlling interests be treated as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Under US GAAP, in accordance with ASC 805, Business Combinations, effective

January 1, 2009, acquisitions of non-controlling interests are also recognized as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Prior to January 1, 2009, acquisitions of non-controlling interests were accounted for using the purchase method of accounting under US GAAP.

ASC 810, Consolidation, establishes new US GAAP accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 is effective January 1, 2009 and requires retroactive presentation and disclosure of existing non-controlling interests as a component of shareholders’ equity. ASC 810 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date.

As of December 31, 2008 and 2009, the reconciliation of shareholders’ equity included an increase of Ps. 929,459 in each year, related to acquisition of non-controlling interests in prior years.

Accounting for uncertainty in income taxes

For US GAAP purposes, the Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertain tax positions in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions that were not more likely than not to be sustained were reserved in prior years. During the years ended December 31, 2008 and 2009, the Company only recorded additional interest of Ps. 11,942 and Ps. 2,925, respectively. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

The deferred tax adjustment included in the net income and shareholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

Goodwill

Beginning January 1, 2005, due to the adoption of Mexican Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted ASC 350, Intangibles – Goodwill and Other, in 2002. For Mexican FRS purposes goodwill was amortized up to December 31, 2004, thus the Company recognized an increase to US GAAP shareholders’ equity of Ps. 4,483,032 as of December 31, 2008 and 2009 to reverse the MFRS accumulated amortization of goodwill, since goodwill is not amortized under US GAAP.

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

Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

Under US GAAP, separate impairments analyses are performed for goodwill, indefinite lived intangible assets, and other long-lived assets. ASC 350 requires a two-step process to identify and quantify the amount of impairment loss to be recognized for goodwill. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole. If fair value of the reporting unit is less than its carrying value, a second step is performed to measure the amount of impairment based on cash flows.

Differences in both the aggregation of amounts within the impairment tests and also the differing valuation techniques can at times create different results with respect to impairment under Mexican FRS as compared to US GAAP. In the 2008 Mexican FRS consolidated financial statements, the Company recognized an impairment loss of Ps. 527,770 related to goodwill and an impairment loss of Ps. 212,083 related to intangible assets and property, plant and equipment of its Honduran operations. Under US GAAP, the fair value of the reporting unit was greater than its carrying value, and thus no impairment was recorded. Therefore, such impairments have been reversed in the US GAAP reconciliations included elsewhere in this Note. For the year ended December 31, 2009, there were no impairment losses recognized for Mexican FRS and US GAAP. For the year ended December 31, 2007, there was a write-off of TDMA assets related to Brazil of Ps. 2,922,109 that was presented under Mexican FRS in the “Other expenses, net” caption and for US GAAP purposes was presented as part of “Operating income”.

Licenses

During 2006, the Company received a definitive ruling by the Federal Tax and Administrative Court in favor of one of the Company’s subsidiary, which established the following:

i) The consideration paid by Telcel to the Federal Government in the amount of Ps. 116,422 as initial payment and additional payments of Ps. 1,998,539 for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) for the concession originally granted by the Ministry of Communications and Transportation (“SCT”) in October 2000, was unjustified, since such considerations were determined based on a law that was no longer in force.

ii) Telcel should in fact have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from Ps. 116,422 to Ps. 2,265,931, for the extension and modification of the concession granted.

Accordingly, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps. 1,354,070 (Ps. 2,265,931 in investment less Ps. 838,151 in accumulated amortization less cancellation of original net value of license for Ps. 73,710). The increase in the value of the license of Ps. 2,149,509 was settled with a cash payment of Ps. 150,970 and compensating the additional payments for the annual share of gross revenues in the amount of Ps. 1,998,539, which resulted a net credit to results of operations of Ps. 1,203,100 included in other income in 2006, based on the adjusted investment value of the license.

Amortization expense for the remaining eight-month period ended December 31, 2006, amounted to Ps. 103,465. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of Ps. 1,099,635.

For U.S. GAAP, the Company could only capitalize the additional amount paid in cash, as the compensation of the other payments was made with the same entity and did not generate any cash flows. Furthermore, the amortization expense was not adjusted retrospectively; rather, the new net value of the license under U.S. GAAP, in the amount of Ps. 224,680 is being amortized over the remaining term of the license.

The U.S. GAAP shareholders’ equity reconciliations show the reversal of adjustments recognized under Mexican FRS in the amount of Ps. 1,099,635, (credit of Ps. 1,203,100 less amortization expenses of Ps. 103,465) as of December 31, 2008 and 2009, as well as the related accumulated amortization. The net income reconciliations include the reversal of the amortization expense not recognized under U.S. GAAP in the amount of Ps. 127,399, Ps. 127,526 and Ps. 127,525 in 2007, 2008 and 2009, respectively.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income under US GAAP are as a follows:

	2007		2008		2009
Restatement for inflation of shareholders’ equity	Ps.	825,749	Ps.	—	Ps.	—
Deferred taxes on the difference between indexed cost and replacement cost		3,380,202		—		—
Actuarial loss, net of deferred taxes		—		(1,333,486)		(963,722)
Effect of translation of foreign Entities		8,656,455		20,701,000		33,937,789

	Ps.	12,862,406	Ps.	19,367,514	Ps.	32,974,067

Accounting for Consideration Given by a Vendor to a Customer

ASC 605-50, Customer Payments and Incentives, addresses the income statement characterization of consideration given by a vendor to a customer. ASC 605-50 is relevant to the Company particularly with respect to accounting for commissions paid to distributors for the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period.

Application of ASC 605-50 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of Ps. 12,245,020, Ps. 14,942,712 and Ps. 17,121,713 for the years ended December 31, 2007, 2008 and 2009, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

ASC 605-25, Multiple-Element Arrangements, addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. Differences between the Company’s revenue recognition for multiple-element arrangements under Mexican FRS as compared to US GAAP are included in the reconciliation of net income and shareholders’ equity below.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described above, the effects of applying the Mexican FRS inflation accounting provision (described in Note 2) was recognized on such adjustments. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and shareholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

ASC 820, Fair value measurement:

ASC 820, Fair Value Measurements and Disclosures, define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2- Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with accounting principles generally accepted in the United States, certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the pension plan assets and the derivative financial instruments.

The following tables summarize fair value measurements and disclosures under ASC 820 as of December 31, 2008 and 2009:

	Fair Value Measurement as of December 31, 2008
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:				—
Equity instruments	Ps.	299,199	Ps.		Ps.		Ps.	299,199
Debt instruments		5,235,980						5,235,980
Cash and cash equivalents		9,424,764						9,424,764
Derivative assets		—		3,191,524		—		3,191,524

Total	Ps.	14,959,943	Ps.	3,191,524	Ps.	—	Ps.	18,151,467

Liabilities
Debt	Ps.	73,669,560	Ps.	63,443,438	Ps.	—	Ps.	137,112,998

	Fair Value Measurement as of December 31, 2009
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:						—
Equity instruments	Ps.	347,633	Ps.		Ps.		Ps.	347,633
Debt instruments		5,742,890						5,742,890
Cash and cash equivalents		7,814,780						7,814,780

Total	Ps.	13,905,303	Ps.		Ps.	—	Ps.	13,905,303

Liabilities
Derivative liabilities	Ps.	—	Ps.	16,155	Ps.	—	Ps.	16,155
Debt		79,619,841		32,630,851				112,250,692

Total	Ps.	79,619,841	Ps.	32,647,006	Ps	—	Ps.	112,266,847

In accordance with ASC 820, it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. As of December 31, 2009, the carrying value of total debt is Ps. 110,909,140 (Ps. 143,486,448 at December 31, 2008) and the fair value is Ps. 112,250,692 (Ps. 137,112,998 at December 31, 2008).

As of December 31, 2008 and 2009, the Company had no financial assets or liabilities requiring Level 3 classification, including those that have unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets and liabilities.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Summary

Net income, operating income and total shareholders’ equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007 (Retrospectively adjusted)		2008 (Retrospectively adjusted)		2009
Net income as reported under Mexican FRS	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853
U.S. GAAP adjustments:
Capitalized interest of net financing cost		(21,851)		(5,764,559)		117,870
Depreciation of capitalized interest		(424,143)		346,528		176,320
Deferred income tax on U.S. GAAP Adjustments		(57,859)		2,272,321		(744,192)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(3,072,871)		(2,668,181)		(2,360,622)
Deferred employee profit sharing on U.S, GAAP adjustments		138,151		(376,804)		(68,968)
Effects of inflation accounting on U.S. GAAP adjustments		142,735		—		—
Reversal of the impairment recognized under MFRS		—		739,853		—
Other, net		127,399		127,526		241,563

Total U.S. GAAP adjustments, net		(3,168,439)		(5,323,315)		(2,638,029)

Net income under U.S. GAAP	Ps.	55,528,894	Ps.	54,252,079	Ps.	74,359,824

Weighted average of common shares outstanding as of December 31,		35,149		34,220		32,738

Net Controlling Interest earnings per share under U.S. GAAP (in pesos)	Ps.	1.58	Ps.	1.58	Ps.	2.27

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference related to amortization of licenses, and deferred employee profit sharing, operating income under U.S. GAAP totaled Ps. 79,040,764, Ps. 92,975,218 and Ps. 102,197,249 in 2007, 2008 and 2009, respectively.

	December 31,
	2008 (Retrospectively adjusted)		2009
Total shareholders’ equity under Mexican FRS	Ps.	144,924,549	Ps.	177,905,563
U.S. GAAP adjustments:
Capitalized interest or net financing cost		(1,134,005)		(1,016,135)
Accumulated depreciation of capitalized interest or net financing cost		(1,536,056)		(1,359,736)
Deferred income tax from U.S GAAP Adjustments		(770,541)		(853,759)
Deferred employee profit sharing from US GAAP adjustments		(359,790)		(428,759)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		396,246		(264,729)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		4,923,748		2,563,127
Actuarial loss		(2,578,451)		(2,210,512)
Deferred taxes on actuarial loss		1,244,964		1,360,830
Non-amortization of goodwill		4,483,032		4,483,032
Application of additional negative goodwill of ATL to Goodwill		(755,143)		(755,143)
Multiple-element revenue arrangements		(521,915)		(521,915)
Reversal of net gain on sale to affiliate		(53,329)		(53,329)
Reversal of net gain on licenses		(1,099,635)		(1,099,635)
Amortization expense of licenses		236,839		364,364
Cancellation of the impairment recognized under MFRS		739,853		739,853
Deferred taxes for effect translation of foreign entities		2,825,486		10,268,897
Acquisition non-controlling interest		929,459		929,459

Total U.S. GAAP adjustments, net		6,970,762		12,145,910

Total shareholders’ equity under U.S. GAAP	Ps.	151,895,311	Ps.	190,051,473

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

ASC 810, Consolidation

ASC 810, Consolidation, establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It is effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	Ps.	656,483	Ps.	(656,483)	Ps.	—
Shareholders’ equity		151,238,828		656,483		151,895,311
Net income		54,162,186		89,892		54,252,078

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	Ps.	633,700	Ps.	(633,700)	Ps.	—
Shareholders’ equity		137,026,149		633,700		137,659,849
Net income		55,419,072		109,822		55,528,894

ASC 805, Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations, which was later codified as part of ASC 805. Under the revised standard, costs incurred to effect a business acquisition (i.e., acquisition-related costs) must be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which include changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date; however, the acquirer is now required to recognize those costs separately from the business combination. ASC 805 is effective for all business acquisitions subsequent to January 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements, in part, because it had no material acquisitions in 2009.

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“FAS 161”), which was later codified as a component of ASC 815. ASC 815 requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting to include (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect of adoption of this new guidance was included in the disclosures as presented herein.

Determination of the Useful Life of Intangible Assets (FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which was codified as a component of ASC 350, Intangibles – Goodwill and Other, and amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 820, Fair Value Measurements and Disclosures

In October 2008, the FASB issued FASB Staff Position 157-3, which was later codified as a component of ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 resulted in additional disclosures as presented herein.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued FASB Staff Position FAS 132(R), which was later codified as a component of ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. ASC 715 is effective for fiscal years ending after December 2009. This ASC increased the amount of disclosures for plan assets in the Company’s 2009 financial statements.

EITF 08-1, Revenue Arrangements with Multiple Deliverables

(codified in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the guidance pertaining to multiple-element revenue arrangements currently included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. This new guidance will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of this new guidance on its financial position, results of operations, cash flows, and disclosures.

ASC 350, Intangibles – Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles – Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160, which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as described above in this Note.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholder’s Equity

Under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009

(Thousands of pesos)

	Capital Stock		Retained Earnings						Accumulated other comprehensive income		Comprehensive Income		Total		Non-controlling interest		Total Shareholder’s equity
			Legal Reserve		Unappropriated		Total
Balances at December 31, 2006	Ps.	37,017,349	Ps.	487,667	Ps.	86,223,630	Ps.	86,711,297	Ps.	1,179,987			Ps.	124,908,633	Ps.	684,137	Ps.	125,592,770
Cash purchase of Company’s own shares		(3,359)				(12,853,079)		(12,853,079)						(12,856,438)				(12,856,438)
Dividends paid						(42,127,537)		(42,127,537)						(42,127,537)				(42,127,537)
Comprehensive income:
Net income for the year						55,419,072		55,419,072			Ps.	55,419,072		55,419,072		109,822		55,528,894
Other comprehensive income:
Effect of translation of foreign entities										10,143,715		10,143,715		10,143,715		(160,259)		9,983,456
Deferred taxes allocate to equity, net of effect of inflation										1,538,704		1,538,704		1,538,704				1,538,704

Comprehensive income											Ps.	67,101,491

Balances at December 31, 2007		37,013,990		487,667		86,662,086		87,149,753		12,862,406				137,026,149		633,700		137,659,849
Effect of adoption of B-10						4,205,951		4,205,951		(4,205,951)
Cash purchase of Company’s own shares		(19,558)				(41,736,011)		(41,736,011)						(41,755,569)				(41,755,569)
Dividends paid						(8,904,997)		(8,904,997)						(8,904,997)				(8,904,997)
Comprehensive income:
Net income for the year						54,162,186		54,162,186			Ps.	54,162,186		54,162,186		89,892		54,252,079
Other comprehensive income:
Effect of translation of foreign entities										12,044,545		12,044,545		12,044,545		(67,110)		11,977,435
Actuarial loss, net of deferred taxes										(1,333,486)		(1,333,386)		(1,333,386)				(1,333,386)

Comprehensive income											Ps.	64,873,345

Balances at December 31, 2008		36,994,432		487,667		94,389,215		94,876,882		19,367,514				151,238,828		656,482		151,895,311
Cash purchase of Company’s own shares		8,058				(24,697,658)		(24,697,658)						(24,705,716)				(24,705,716)
Dividends paid						(25,979,049)		(25,979,049)						(25,979,049)				(25,979,049)
Comprehensive income:
Net income for the year						74,275,425		74,275,425			Ps.	74,275,425		74,275,425		84,399		74,359,824
Asset tax write-off						882,992		882,992						882,992				882,992
Other comprehensive income:
Effect of translation of foreign entities										13,236,787		13,236,787		13,236,787				13,236,787
Actuarial loss, net of deferred taxes										369,766		369,766		369,766		(8,442)		361,324

Comprehensive income											Ps.	87,881,978

Balances at December 31, 2009	Ps.	36,986,374	Ps.	487,667	Ps.	118,870,925	Ps.	119,358,592	Ps.	32,974,067			Ps.	189,319,034	Ps.	732,439	Ps.	190,051,473

22.	Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2008 and 2009 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2009 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican FRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican FRS and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of December 31, 2008
Assets:
Cash and cash equivalents	Ps.	2,818,138	Ps.	68,061	Ps.	19,205,940			Ps.	22,092,139
Accounts receivable, net		15,835,097		10,837,824		29,222,969				55,895,890
Related parties		2,671,532		43,788,755		144,711,429	Ps.	(190,118,920)		1,052,796
Inventories, net				13,213,184		24,079,922		(5,487,964)		31,805,142
Other current assets				374,967		2,264,945				2,639,912
Plant, property and equipment, net				18,574,776		191,322,044				209,896,820
Investments in affiliates and others		312,276,188		37,617,832		36,084,169		(385,188,577)		789,612
Intangible assets and other non-current assets, net		365,236		6,934,203		104,004,275		(20,555)		111,283,159

Total assets	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

Liabilities:
Short-term debt	Ps.	19,663,882			Ps.	7,067,473			Ps.	26,731,355
Current liabilities		56,657,539		95,720,683		158,218,380		(189,531,851)		121,064,751
Long-term debt		103,428,129				13,326,964				116,755,093
Other non-current liabilities		9,948,574		394,362		16,223,855		(587,069)		25,979,722

Total liabilities		189,698,124		96,115,045		194,836,672		(190,118,920)		290,530,921

Total majority shareholders’ equity		144,268,067		35,294,557		355,062,516		(390,357,073)		144,268,067
Non-controlling interest						996,505		(340,023)		656,482

Total shareholder’s equity under Mexican FRS		144,268,067		35,294,557		356,059,021		(390,697,096)		144,924,549

Total liabilities and shareholders’ equity	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of December 31, 2009
Assets:
Cash and cash equivalents	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140			Ps.	27,445,880

Accounts receivable, net		11,003,044		8,999,724		35,924,577				55,927,345
Related parties		862,444		43,082,824		167,163,838	Ps.	(210,641,010)		468,096
Inventories, net				8,470,032		15,189,340		(2,123,354)		21,536,018
Other current assets				365,406		2,355,577				2,720,983
Plant, property and equipment, net				17,023,028		210,025,981				227,049,009
Investments in affiliates and others		374,613,243		36,066,547		42,938,417		(452,643,514)		974,693
Intangible assets and other non-current assets, net		261,055		5,268,087		111,356,795				116,885,937

Total assets	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

Liabilities:
Short-term debt	Ps.	5,114,155			Ps.	4,053,786			Ps.	9,167,941
Current liabilities		115,500,051		70,956,173		155,273,526		(210,641,010)		131,088,740
Long-term debt		88,793,946				12,947,253				101,741,199
Other non-current liabilities		2,273,961		6,761,040		24,069,517				33,104,518

Total liabilities		211,682,113		77,717,213		196,344,082		(210,641,010)		275,102,398

Total majority shareholders’ equity		177,173,124		41,963,724		412,196,614		(454,160,338)		177,173,124
Non-controlling interest						1,338,969		(606,530)		732,439

Total shareholder’s equity under Mexican FRS		177,173,124		41,963,724		413,535,583		(454,766,868)		177,905,563

Total liabilities and shareholders’ equity	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2007
Condensed consolidating statements of income:
Total revenues			Ps.	99,606,447	Ps.	287,132,153	Ps.	(75,158,838)	Ps.	311,579,762
Total cost and operating expenses	Ps.	88,923		98,230,816		203,540,502		(75,474,817)		226,385,424

Operating (loss) income		(88,923)		1,375,631		83,591,651		315,979		85,194,338
Interest (expense) income, net		(6,028,566)		(1,190,976)		2,482,840				(4,736,702)
Exchange (loss) gain, net		(276,885)		287,693		2,452,634				2,463,442
Monetary effect, net		3,733,528		908,022		396,856				5,038,406
Other financing cost, net		(328,013)				(2,816,154)		(8,464)		(3,152,631)
Other income (expense), net		16,512		(399,206)		(3,330,180)				(3,712,874)
Taxes on profits		(2,131,098)		(690,032)		(19,633,137)				(22,454,267)
Equity interest in net (loss) income of affiliates		63,690,955		12,343,520		12,692,273		(88,669,127)		57,621

Net income (loss)	Ps.	58,587,510	Ps.	12,634,652		75,836,783		(88,361,612)		58,697,333

Distribution of the net income:
Majority interest	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,737,296	Ps.	(88,371,947)	Ps.	58,587,511
Non-controlling interest						99,487		10,335		109,822

Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333

	For the year ended December 31, 2008

Total revenues			Ps.	114,269,248	Ps.	312,037,256	Ps.	(80,651,596)	Ps.	345,654,908
Total cost and operating expenses	Ps.	241,634		99,473,200		230,926,164		(80,532,237)		250,108,761

Operating income (loss)		(241,634)		14,796,048		81,111,092		(119,359)		95,546,147
Interest income (expense), net		(7,983,819)		(1,529,055)		2,976,702				(6,536,172)
Exchange (loss) gain, net		(20,675,528)		(5,231,987)		12,221,092				(13,686,423)
Other financing cost, net		1,327,253				5,030,469				6,357,722
Other income (expense), net		1,662,073		(348,726)		(1,979,541)		(1,660,765)		(2,326,959)
Taxes on profits		(5,452,360)		(2,050,761)		(12,385,216)				(19,888,337)
Equity interest in net (loss) income of affiliates		90,849,517		4,598,414		10,343,350		(105,681,865)		109,416

Net income (loss)	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

Distribution of the net income:
Majority interest	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,224,779	Ps.	(107,458,712)	Ps.	59,485,502
Non-controlling interest						93,169		(3,277)		89,892

Net income	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2009
Condensed consolidating statements of income:
Total revenues			Ps.	110,286,765	Ps.	330,532,137	Ps.	(46,107,871)	Ps.	394,711,031
Total cost and operating expenses	Ps.	182,117		101,052,799		238,781,871		(49,514,711)		290,502,076

Operating income (loss)		(182,117)		9,233,966		91,750,266		3,406,840		104,208,955
Interest income (expense), net		(9,729,782)		(2,259,976)		6,328,870		(57,497)		(5,718,385)
Exchange gain (loss), net		2,829,007		(422,441)		2,150,005				4,556,571
Other financing (cost) income, net		(4,731,976)		(282,351)		3,194,217				(1,820,110)
Other income (expense), net		(1,381,572)		2,488,203		(1,458,542)		(1,813,673)		(2,165,584)
Taxes on profits		653,814		(2,332,211)		(20,580,911)				(22,259,308)
Equity interest in net income (loss) of affiliates		89,456,080		3,284,783		9,905,686		(102,450,835)		195,714

Net income (loss)	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Distribution of the net income:
Majority interest	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,192,317	Ps.	(100,902,290)	Ps.	79,913,454
Non-controlling interest						97,274		(12,875)		84,399

Net income	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Condensed Consolidating Statement of Changes in Financial Position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2007
Operating activities:
Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333
Non-cash items		(58,775,022)		(6,432,623)		23,386,792		88,669,128		46,848,275
Changes in operating assets and liabilities:		17,550,628		3,879,664		(27,146,600)		750,385		(4,965,923)

Resources (used in) provided by operating activities		17,363,116		10,081,693		72,076,975		1,057,901		100,579,683

Financing activities:
Bank loans, net		(18,078,839)		(94,050)		1,289,941				(16,882,948)
Dividends declared		(42,127,537)		(15,805,085)		(40,152,560)		55,957,645		(42,127,537)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,856,438)		12,496,523				(12,496,523)		(12,856,438)

Resources (used in) provided by financing activities		(73,062,814)		(3,402,612)		(38,862,619)		43,461,122		(71,866,923)

Investing activities:
Investment in property, plant and equipment				(2,899,298)		(35,955,503)				(38,854,801)
Investment in subsidiaries and affiliates		40,161,394		(6,083,852)		9,429,260		(43,624,931)		(118,129)
Investment in securities available-for-sale						(789,100)				(789,100)
Acquisitions, net of cash acquired						(19,464,035)				(19,464,035)
Investment in trademarks						26,811				26,811
Investment in licenses						(499,145)				(499,145)

Resources provided by (used in) investing activities		40,161,394		(8,983,150)		(47,251,710)		(43,624,931)		(59,698,397)

Net (decrease) increase in cash and cash equivalents		(15,538,304)		(2,304,069)		(14,037,356)		894,092		(30,985,637)
Cash and cash equivalents at beginning of the period		16,138,446		2,778,859		24,934,543		(894,092)		42,957,756

Cash and cash equivalents at end of the period the period	Ps.	600,142	Ps.	474,790	Ps.	10,897,187	Ps.	—	Ps.	11,972,119

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2008
Operating activities:
Income before taxes on profits	Ps.	64,937,861	Ps.	12,284,695	Ps.	109,703,164	Ps.	(107,461,989)	Ps.	79,463,731
Non-cash items		(85,864,452)		4,005,441		35,487,672		105,681,866		59,310,527
Changes in operating assets and liabilities:		3,306,588		(5,098,457)		(51,632,967)		2,114,586		(51,310,250)

Net cash flows (used in) provided by operating activities		(17,620,003)		11,191,679		93,557,869		334,463		87,464,008

Investing activities:
Acquisition of plant, property and equipment				(4,602,427)		(22,341,530)				(26,943,957)
Acquisition of licenses						(13,736,502)				(13,736,502)
Dividends received		35,700,000		10,000,000		14,000,000		(59,700,000)
Investment in subsidiaries and affiliated companies				(255,319)				255,319
Fixed asset sales				1,250		74,288				75,538
Business acquisitions, net of cash						(479,090)				(479,090)

Net cash flows (used in) provided by investing activities		35,700,000		5,143,504		(22,482,834)		(59,444,681)		(41,084,011)

Financing activities:
Bank loans, net		40,476,978		(2,508,000)		(17,646,953)				20,322,025
Interest Paid		(5,890,802)		(233,912)		(1,980,428)				(8,105,142)
Repurchase and others		(41,632,608)								(41,632,608)
Payment of dividends		(8,815,570)		(14,000,000)		(45,110,218)		59,110,218		(8,815,570)

Net cash flows (used in) provided by financing activities		(15,862,002)		(16,741,912)		(64,737,599)	Ps.	59,110,218		(38,231,295)

Net (decrease) increase in cash and cash equivalents		2,217,995		(406,729)		6,337,436				8,148,702
Adjustment to cash flow for exchange rate differences						1,971,318				1,971,318
Cash and cash equivalents at Beginning of the Period		600,142		474,790		10,897,187				11,972,119

Cash and cash equivalents at end of the period the period	Ps.	2,818,137	Ps.	68,061	Ps.	19,205,941	Ps.	—	Ps.	22,092,139

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations	Consolidated Total
	For the year ended December 31, 2009
Operating activities:
Income before taxes on profits	Ps.	76,259,640	Ps.	12,042,184	Ps.	111,870,502	Ps.(100,915,165)	Ps.	99,257,161
Non-cash items		(88,539,343)		6,116,211		36,003,368	102,450,836		56,031,072
Changes in operating assets and liabilities:		60,814,480		(13,883,127)		(47,705,616)	(1,705,016)		(2,479,279)

Net cash flows provided by (used in) operating activities		48,534,777		4,275,268		100,168,254	(169,345)		152,808,954

Investing activities:
Acquisition of plant, property and equipment				(3,662,657)		(49,551,043)			(53,213,700)
Acquisition of licenses				27,119		(27,604)			(485)
Dividends received		31,362,000		5,500,000		3,180,000	(40,042,000)
Investment in subsidiaries and affiliated companies				(169,345)			169,345
Fixed asset sales						556,704	—		556,704

Net cash flows (used in) provided by Investing activities		31,362,000		1,695,117		(45,841,943)	(39,872,655)		(52,657,481)

Financing activities:
Bank loans, net		(30,479,327)				(5,465,070)			(35,944,397)
Interest Paid				(2,453,157)		(6,097,866)			(8,551,023)
Repurchase and others		(24,657,808)							(24,657,808)
Payment of dividends		(25,462,328)		(3,180,000)		(36,862,000)	40,042,000		(25,462,328)

Net cash flows (used in) provided by financing activities		(80,599,463)		(5,633,157)		(48,424,936)	40,042,000		(94,615,556)

Net (decrease) increase in cash and cash equivalents		(702,686)		337,228		5,901,375			5,353,741
Adjustment to cash flow for exchange rate differences						(182,176)			(182,176)
Cash and cash equivalents at beginning of the period		2,818,137		68,061		19,205,941			22,092,139

Cash and cash equivalents at end of the period the period	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140	Ps. —	Ps.	27,445,880

Guarantor US GAAP reconciliation of net income and shareholder’s equity

As discussed at the beginning of Note 21, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10).

Summary

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the consolidating financial statements of the Company, and those of the Guarantor, are basically the same as those described in Note 21, except for the adjustments applied directly to the sub-holdings companies, such as the non-amortization of goodwill, non-controlling interest, gains or losses on sales to affiliates and the reversal of the impairment recognized under Mexican FRS.

Net income and total shareholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007		2008		2009

Net income as reported under Mexican FRS	Ps.	12,634,652	Ps.	10,233,934	Ps.	9,709,973
U.S. GAAP adjustments:
Capitalized interest of net financing cost, net		(144,559)		(128,107)		(94,093)
Deferred income tax and employee profit sharing adjustments		387,873		(234,376)		(312,006)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(344,699)		(609,187)		(644,408)
Other items, net		(88,760)
Effects of inflation accounting on U.S.GAAP adjustments		16,896
Increase in value on licenses		127,525		127,525		127,525
Effects of U.S. GAAP adjustments on subsidiaries, net		(107,145)		129,627		118,576

Total U.S. GAAP adjustments, net		(152,869)		(714,518)		(804,406)

Net income under U.S. GAAP	Ps.	12,481,783	Ps.	9,519,416	Ps.	8,905,567

	December 31,
	2008	2009
Total shareholders’ equity under Mexican FRS	Ps.35,294,558	Ps.41,963,724
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net	149,600	55,507
Deferred income tax and employee profit sharing adjustments	(316,618)	(628,624)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI	1,309,595	665,187
Multiple-element revenue arrangements	(437,739)	(437,739)
Reversal of net gain on licenses	(862,797)	(735,271)
Effect of U.S. GAAP adjustments on subsidiaries, net	(630,235)	213,499

Total U.S. GAAP adjustments, net	(788,194)	(867,441)

Total shareholders’ equity under U.S. GAAP	Ps.34,506,364	Ps.41,096,283