Form 20-F
period 2010-12-31
AMERICA MOVIL SAB DE CV/
filed 2011-05-13
CIK 1129137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2010

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, 11529, México, D.F., México

(address of principal executive offices)

Daniela Lecuona Torras, Telephone: (5255) 2581-4449, E-mail: daniela.lecuona@americamovil.com,

Facsimile: (5255) 2581-4422, Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Granada Ampliación, 11529,

México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange (for listing purposes only)
American Depositary Shares, each representing 20 A Shares, without par value	NASDAQ National Market
A Shares, without par value	NASDAQ National Market (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2010:

11,712 million	AA Shares
393 million	A Shares
28,068 million	L Shares

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐     N/A

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

PART I

Items 1-2.	Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our date of transition to IFRS was January 1, 2009. These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1—“First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Note 1(II)(b) to our audited consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and IFRS as of January 1 and December 31, 2009 and for the year ended December 31, 2009.

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps. 12.3817 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2010, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

The selected financial information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements. The selected financial information for 2009 differs from the information we previously published for 2009, because it is presented in accordance with IFRS and because the May 2010 acquisition of a controlling interest in Carso Global Telecom, S.A.B. de C.V. (“CGT”) is accounted for as a transaction between entities under common control and accordingly given effect for all dates and periods presented.

	For the year ended December 31,
	2009	2010	2010
	(in millions of pesos)(1)		(millions of U.S. dollars)(1)
Income Statement Data:
IFRS
Operating revenues	Ps.561,254	Ps.607,856	U.S.$	49,191
Operating costs and expenses	412,443	455,534		36,864
Depreciation and amortization	79,904	91,071		7,370
Operating income	148,811	152,321		12,327
Net income	106,901	98,905		8,004
Distribution of the net income:
Majority interest	92,968	91,123		7,374
Non-controlling interest	14,203	7,782		630

Net income	106,901	98,905		8,004

	For the year ended December 31,
	2009	2010	2010
	(in millions of pesos)(1)		(millions of U.S. dollars)(1)
Earnings per share:
Basic(2)	2.38	2.31		0.18
Diluted(2)	2.38	2.31		0.18
Dividends declared per share(3)	0.80	0.32		0.03
Dividends paid per share(4)	0.80	0.32		0.03
Weighted average number of shares outstanding (millions):
Basic	38,965	39,510
Diluted	38,965	39,510

	As of December 31,
	2009	2010	2010
	(in millions of pesos)(1)		(millions of U.S. dollars)(1)
Balance Sheet Data:
IFRS
Property, plant and equipment, net	Ps.418,733	Ps.411,820	U.S.$	33,327
Total assets	807,334	876,695		70,948
Short-term debt and current portion of long-term debt	44,967	9,039		731
Long-term debt	232,274	294,060		23,797
Total equity(5)	313,798	336,037		27,194
Capital stock	30,116	96,433		7,804
Number of outstanding shares (millions):
AA Shares	11,712	11,712
A Shares	451	393
L Shares	20,121	28,068
Ratio of Earnings to Fixed Charges:
IFRS(6)	9.2	7.6

(1)	Except per share and share capital.
(2)	We have not included earnings or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3)	Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2009 include a special dividend of Ps. 0.50 per share.
(4)	For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(5)	Includes non-controlling interest.
(6)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

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

Period	High	Low	Average(1)	Period End
2006	11.4600	10.4315	10.9023	10.7995
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
November	12.5668	12.2121
December	12.4725	12.3311
2011
January	12.2545	12.0390
February	12.1824	11.9700
March	12.1114	11.9170
April	11.8552	11.5237

(1)	Average of month-end rates.

On May 6, 2011, the noon buying rate was Ps. 11.5831 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares (“ADSs”) on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “Mexican Stock Exchange”) and, as a result, can also affect the market price of the ADSs.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we currently operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

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

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

RISK FACTORS

Risks Relating to Our Businesses

Competition in the telecommunications industry is intense and could adversely affect the revenues and profitability of our businesses

Our businesses face substantial competition from other wireless providers, fixed-line telephone companies and, increasingly, other telecommunications providers such as cable, paging, trunking and Internet companies.

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica, S.A. (“Telefónica”), which has important operations in Mexico and Brazil, as well as other of our markets, is our largest regional competitor through several acquisitions.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved technologies faster.

Competition can lead us to increase advertising and promotional spending and to reduce prices for services and handsets. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

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

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

These risks are significant in all of the markets in which we operate. See “Regulation” under Item 4, “Legal Proceedings” under Item 8 and Note 17 to our audited consolidated financial statements included in this annual report. The risks in our largest markets, for example, include the following.

•

In Mexico, the businesses of Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and Teléfonos de México, S.A.B. de C.V. (“Telmex”) are subject to extensive government regulation, principally by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”), the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) and the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities. In Mexico, we face government regulation and are the subject of investigations, including with respect to the mobile termination fees payable by local and long-distance operators to mobile operators and investigations into market power and monopolistic practices in the telecommunications sector. We may also face additional regulatory restrictions and scrutiny other than those we have been subject to thus far as a result of our provision of combined services, including triple play services, following the acquisitions of CGT and Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Findings adverse to us in any regulatory proceedings may lead to the imposition of additional regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on its business and results of operations. In April 2011, Cofeco notified Telcel of a resolution imposing a fine of Ps. 11,989 million for alleged monopolistic practices. We and Telcel are evaluating the scope and legal grounds of the resolution and will exercise any and all legal actions or remedies to challenge it.

•

In Brazil, our businesses are regulated principally by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) and may be adversely affected by its actions or changes in its regulations. In Brazil, we also face government regulation and are the subject of investigations, including with respect to the interconnection fees charged by operators belonging to an economic group with significant market power and provisions in the concessions granted to Empresa Brasileira de Telecomunicações S.A. (“Embratel”), which limit its ability to set tariffs for its services. We may also face additional regulatory restrictions and scrutiny other than those we have been subject to thus far as a result of our provision of combined services, including triple play services, following the acquisitions of CGT and Telmex Internacional. If these issues are resolved against us, the consequences for our business could be material.

•

In Colombia, the Colombian Ministry of Information and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones, or “Ministry of Communications”) and the Colombian Communications Regulation Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for regulating and overseeing the telecommunications sector, including cellular operations. In September 2009, the CRC issued a series of resolutions stating that Comunicación Celular, S.A. (“Comcel”), our Colombian subsidiary, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if there is a substantial difference between that market participant’s traffic, revenues and subscriber base and its competitors’ traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations, which limit Comcel’s flexibility in offering pricing plans to its customers, were first implemented on December 4, 2009. As of the date of this annual report, the CRC is evaluating whether to broaden or suspend the regulations. If the regulations are broadened, they could have an adverse impact on our operations, but we cannot predict the effects on Comcel’s financial performance.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services that may be detrimental to our operations throughout

Latin America and the Caribbean. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our regulators are authorized to impose specific requirements as to rates (including mobile termination rates), service quality and information on operators that are determined to have substantial market power in a specific market. For example, in Mexico, Cofeco has issued resolutions concluding that Telcel has substantial market power in the national mobile telephone services relevant market. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information in the specific market in which that operator was found to have substantial market power. We cannot predict what regulatory steps Cofetel might take in response to determinations by Cofeco. In addition, Cofeco is conducting investigations into whether Telcel or Telmex have engaged in monopolistic practices. Adverse determinations against Telcel or Telmex in any of the ongoing investigations could also result in material fines, penalties or restrictions on our Mexican operations.

We may face additional regulatory restrictions and scrutiny than those we have been subject to thus far as a result of our provision of combined services, including triple play services, following the acquisitions of CGT and Telmex Internacional.

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

We will, in the future, have to acquire additional radio spectrum capacity in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for global system for mobile communications (“GSM”) and universal mobile telecommunications systems (“UMTS”) services and increased deployment of third generation (“3G”) networks to offer value-added services. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the needs of our customers.

Participation in spectrum auctions in most of our markets requires prior governmental authorization. In 2005, for example, we bid and won the auction for an additional 10 MHz of capacity in three principal regions in Mexico, but were subsequently prohibited from acquiring this additional spectrum based on restrictions imposed by Cofeco.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they will not fully meet our needs.

Our concessions and licenses are for fixed terms, and conditions may be imposed on their renewal

Our concessions and licenses have specified terms, ranging typically from 10 to 30 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. If our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally at fair market value, although certain jurisdictions provide for other valuation methodologies.

In addition, the regulatory regimes and laws of the jurisdictions in which we operate permit the government to revoke our concessions under certain circumstances. In Mexico, for example, the Mexican Telecommunications Law gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

We continue to look for acquisition opportunities, and any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunications companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. Any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, for example, there are pending administrative investigations and legal proceedings concerning whether Telcel or Telmex have substantial market power and whether they have engaged in monopolistic practices, and there are legal proceedings regarding rates for mobile termination with other operators. In Brazil, there are pending regulatory proceedings regarding the calculation of inflation-related adjustments due under our concessions with Anatel, and Embratel is involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by Embratel and social security administrative and civil lawsuits for aggregate claims that are substantial. In Colombia, there are administrative proceedings against Comcel regarding alleged anti-competitive behavior. Our significant litigation is described in “Legal Proceedings” under Item 8 and in Note 17 to our audited consolidated financial statements included in this annual report.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate on a consolidated basis was 3.0% for the year ended December 31, 2009 and 3.2% for the year ended December 31, 2010. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Apple, Nokia, Research in Motion, Sony-Ericsson, Motorola, LG, Samsung, Cisco, Nokia-Siemens, Huawei, Alcatel-Lucent and Hispamar to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and cash equivalents. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

We may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, acquisitions we make from time to time, our results of operations and financial condition may suffer

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions may not be achieved as expected, or at all, or may be delayed. For example, we expect the acquisition of CGT and Telmex Internacional to produce benefits from combining our operations with those of Telmex Internacional. However, these benefits may not be realized and other assumptions upon which the consideration paid for the acquisition of CGT and Telmex Internacional was determined may prove to be incorrect. Similar considerations apply to other acquisitions, including our 2011 agreement to acquire Digicel’s operations in Honduras and El Salvador. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may suffer.

Risks Relating to the Telecommunications Industry Generally

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected.

In the wireless industry in particular there are four existing digital technologies, none of which is compatible with the others except for long term evolution (“LTE”), which is compatible with GSM. In the past, Telcel and certain of our international businesses used time division multiple access (“TDMA”) technology for their digital networks, while certain of our other international businesses used code division multiple access (“CDMA”) as their digital wireless technology. We introduced GSM technology in all of our markets (excluding the United States). Also, Telcel and some of our international businesses launched new networks using the UMTS and high-speed downlink packet access protocol (“HSDPA”) 3G technology between 2007 and 2010. We expect to complete the deployment of the 3G technology in the following years.

However, if the technologies that gain widespread acceptance in the future are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

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

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations.

We are exposed to special risks in connection with our international call services

Revenues from international service in part reflect payments under bilateral agreements between us and foreign carriers, which are influenced by the international tariff and trade regulations and cover virtually all international calls to and from the countries in which we operate. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his two sons who are co-chairs of our board of directors, Patrick Slim Domit and Carlos Slim Domit, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that the Slim Family will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., which are affiliates of América Móvil, and of our shareholder AT&T, Inc. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

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

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends that are subject to a shareholder vote in accordance with our bylaws.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American and Caribbean economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly in Mexico, Brazil, Colombia and Central America. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

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

Adverse economic, political and social conditions in Latin America may inhibit demand for telecommunication services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. Mexico experienced a period of slow growth in 2009, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during 2010, Mexico’s gross domestic product (“GDP”) increased by an estimated 5.5%, compared to a decrease of 6.1% in 2009. The annual rate of inflation, as measured by changes in the National Consumer Price Index published by Banco de México, was 4.4% for 2010 and 3.6% in 2009.

According to preliminary data, during 2010, Brazil’s GDP increased by an estimated 7.5% in 2010, compared to a decrease of 0.6% in 2009. The annual rate of inflation, as measured by changes in the Brazilian National Consumer Price Index, was 5.9% for 2010 and 4.3% in 2009.

Our business may be affected by political developments in Latin America and the Caribbean. We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions, to maintain or increase our market share or profitability or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2009, changes in currency exchange rates led us to report net foreign exchange gains of Ps. 13,419 million. In 2010, we reported net foreign exchange gains of Ps. 5,581 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could, however, institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

Item 4.	Information on the Company

GENERAL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil. We also have major fixed-line operations in Mexico, Brazil and twelve other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operate.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, fixed line
Brazil	Claro	Wireless
	Embratel	Fixed line, satellite, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, fixed line, Pay TV
Colombia	Comcel	Wireless
	Telmex	Fixed line, Pay TV
Dominican Republic	Claro	Wireless, fixed line, Pay TV
Ecuador	Claro	Wireless, fixed line, Pay TV
El Salvador	Claro	Wireless, fixed line, Pay TV
Guatemala	Claro	Wireless, fixed line, Pay TV
Honduras	Claro	Wireless, fixed line, Pay TV
Jamaica	Claro	Wireless
Nicaragua	Claro	Wireless, fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless
Peru	Claro	Wireless, fixed line, Pay TV
Puerto Rico	Claro	Wireless, fixed line, Pay TV
Uruguay	Claro	Wireless, fixed line
United States	Tracfone	Wireless

We intend to build on our position as the leader in integrated telecommunications services in Latin America and the Caribbean by continuing to expand our subscriber base, both by developing our existing businesses and by making strategic acquisitions when opportunities arise. We are offering our customers new services and new packages that integrate multiple services, and we continue investing in our networks to optimize coverage and implement new technologies. We strongly believe in profitably creating value for our customers. Consistent with this objective, our corporate strategy is based on the three pillars of growth, integration and optimization, which we intend to solidify through:

•	proximity to our clients and ability to take advantage of opportunities to penetrate new markets with a greater variety of telecommunications products and services with more and enhanced features;

•

continuing to deliver on growth in revenues and profits, controlling costs through operational integration among our subsidiaries, reducing churn and replicating best practices throughout the region; and

•	offering convergence services, ensuring quality to our clients and optimizing customer care with the best service.

The following table sets forth, for the dates indicated, the number of our wireless subscribers and our revenue generating units (“RGUs”), which include fixed lines, broadband accesses and cable or direct-to-home (“DTH”) Pay TV units, in the countries where we operate. It includes total subscribers and RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements, and in particular: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to El Salvador, Guatemala, Honduras and Nicaragua; and (d) Caribbean refers to Dominican Republic, Jamaica and Puerto Rico.

	December 31,
	2009	2010
	(in thousands)
Wireless subscribers:
Mexico	59,167	64,138
Brazil	44,401	51,638
Southern Cone	21,833	24,508
Colombia and Panama	27,797	29,413
Andean Region	17,760	20,310
Central America	9,535	10,775
United States	14,427	17,749
Caribbean	6,043	6,494

Total wireless subscribers	200,963	225,024

RGUs:
Mexico	22,406	22,951
Brazil	14,514	18,588
Southern Cone(1)	834	1,067
Colombia and Panama	2,753	2,988
Andean Region	338	544
Central America	2,929	3,231
Caribbean	2,019	2,144

Total RGUs	45,794	51,511

(1)	Argentina, Chile and Uruguay only. We do not have fixed line operations in Paraguay.

Our principal operations are:

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name Telcel, is the largest provider of wireless service in Mexico, based on the number of subscribers.

•	Mexico Fixed. Our subsidiary Telmex is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil.    Several of our subsidiaries operating under the unified brand name Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Embratel Participações S.A. (“Embrapar”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our affiliate Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passes 11.7 million homes.

•

Southern Cone.    We provide wireless services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line services in Argentina, Chile and Uruguay under the Claro brand. In Chile, we offer nationwide Pay TV services under the Claro brand.

•

Colombia and Panama.    We provide wireless services under the Comcel brand in Colombia, where we are the largest wireless provider. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Telmex brand, where our network passes 5.5 million homes. We also provide wireless telecommunications and Pay TV services in Panama under the Claro brand.

•

Andean Region.    We provide wireless services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passes 668 thousand homes, and Ecuador, where our network passes 406 thousand homes.

•	Central America. We provide fixed-line, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. Our Central American subsidiaries provide all services under the Claro brand.

•

United States.    Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

•

Caribbean.    We provide fixed-line, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers. In addition, we provide wireless services in Jamaica. Our Caribbean subsidiaries provide all services under the Claro brand.

All the companies that conduct our operations are fully consolidated and wholly owned, with these exceptions:

•

Telmex.    Our subsidiary CGT directly and indirectly, owns 59.89% of the total equity of Telmex, which conducts fixed-line telecommunications business in Mexico. We own 99.96% of the total equity of CGT. Telmex is fully consolidated in our financial statements. Telmex is listed on the Mexican Stock Exchange, the New York Stock Exchange (“NYSE”), NASDAQ and the Mercado de Valores Latinoamericanos en Euros (“Latibex”).

•

Net Serviços.    Our Brazilian subsidiaries own a total of 91.9% of the total equity of Net Serviços, which provides Pay TV services in Brazil. However, we do not control a majority of the voting equity. We account for Net Serviços on the equity method. Net Serviços is listed on the Brazilian stock exchange BM&FBOVESPA and on NASDAQ.

•

Other minority interest.    For some of our other operating subsidiaries, we own less than 100% of the equity, but in each case we own more than 95% and the subsidiaries are fully consolidated. A detailed list of our subsidiaries and affiliates is provided in Exhibit 8.1 to this annual report; see also Note 2(b)(i) to our consolidated financial statements.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

History

We were established in September 2000 in a spin-off from Telmex, a leading provider of telecommunications services in Mexico. The spin-off was implemented using a procedure under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) called escisión.

In 1999, we began acquiring our international subsidiaries and investing in our Brazilian operations and our other international affiliates. We made significant acquisitions in Latin America and the Caribbean during the past 12 years, including the acquisitions of Telmex Internacional and CGT, which owns a controlling interest in Telmex.

We continue to look for other investment opportunities in telecommunication companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Recent Developments

Acquisitions of CGT and Telmex Internacional

In June 2010, we completed two separate but concurrent offers to acquire outstanding shares of Telmex Internacional and CGT. Giving effect to the acquisition of additional shares of each in subsequent offer periods, we currently own 99.96% of the outstanding shares of CGT and 97.13% of the outstanding shares of Telmex Internacional. The total consideration we paid upon closing the offers was approximately 8,438 million of our Series L Shares (including Series L Shares represented by ADSs) and approximately Ps. 26,784 million in cash.

Embratel Tender Offer for Preferred Shares of Net Serviços

On October 13, 2010, our subsidiary, Embratel, purchased 143,853,436 preferred shares, no par value, of Net Serviços. A sufficient number of preferred shares were tendered into the offer to give rise to a shareholder put right at the offer price adjusted for inflation through settlement of the put. The period for exercising the shareholder put right expired on January 13, 2011. A total of 49,847,863 preferred shares, equivalent to 21.81% of outstanding preferred shares as of October 13, 2010, were tendered during the shareholder put right period, bringing the final number of preferred shares tendered into the offer to 193,701,299. The total purchase price of all preferred shares acquired pursuant to the tender offer was approximately R$4.4 billion Brazilian reais (U.S.$2.6 billion based on the exchange rate as of January 13, 2011 of R$1.6701 per U.S.$1.00), paid in cash. As a result of the offer, our ownership of preferred shares through the combined holdings of Embratel and its parent, Embrapar, increased to 210,838,097 preferred shares, equivalent to 92.3% of the outstanding preferred shares. Accordingly, our indirect ownership in Net Serviços’ total capital stock increased to 91.9%.

License to Operate in Costa Rica

In a public auction in January 2011, we obtained a license to operate in Costa Rica for a total purchase price of approximately U.S.$75 million. We were granted the use of 70 MHz of spectrum in the 1.8 MHz and 2.1 MHz bands for a period of 15 years. We expect to begin operations in Costa Rica later in 2011.

Acquisition of Digicel Operations in Honduras and El Salvador and Divestiture of Our Operations in Jamaica

In March 2011, we entered into an agreement with Digicel Group Limited and its affiliates (“Digicel”) to acquire 100% of Digicel’s operations in Honduras and El Salvador. As part of this transaction, we are selling our operations in Jamaica to Digicel. The completion of the transaction is subject to governmental and regulatory approvals in Honduras, El Salvador and Jamaica, among other conditions, and is expected to occur during the second quarter of 2011.

Acquisition of 20% Interest in Star One

In April 2011, we entered into a stock purchase agreement with GE Satellite Holdings LLC and its affiliates to acquire a 20% interest in Star One S.A. (“Star One”). Star One is a Brazilian company that provides satellite services in Brazil. Our subsidiary Embratel currently owns the remaining 80% interest in Star One. The transaction is subject to regulatory approvals in Brazil, and is expected to close during the third quarter of 2011.

MEXICO WIRELESS OPERATIONS

We offer wireless services and products in Mexico through our subsidiary Telcel and Telcel’s subsidiaries and affiliates in Mexico. Telcel is the leading provider of wireless communications services in Mexico. We also offer yellow pages directory services in Mexico through Anuncios en Directorios, S.A. de C.V.

As of December 31, 2010, we had approximately 64.1 million cellular subscribers, approximately 90.1% of which were prepaid customers, which represented a market share of 70.5%.

In 2010, our Mexico Wireless segment had revenues of Ps. 146,095 million, representing 26.0% of our consolidated revenues for such period. As of December 31, 2010, our Mexico Wireless operations represented approximately 28.5% of our total wireless subscribers, as compared to 29.4% at December 31, 2009.

The following table sets forth information regarding our Mexico Wireless segment’s subscriber base, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2009	2010
ARPU (year ended)	Ps. 162	Ps. 165
Subscribers (thousands):
Prepaid	53,938	57,778
Postpaid	5,229	6,359

Total	59,167	64,138

Market share	71.2%	70.5%
MOUs (year ended)	194	210
Wireless churn rate (year ended)	3.2%	3.2%

Services and Products

Voice Services and Products

Telcel offers wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Although prepaid customers typically generate lower levels of usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans, we believe the prepaid market represents a large and growing under-penetrated market in Mexico because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk.

Rates for postpaid plans have not increased since April 1999 and rates for prepaid plans have not increased since 2002. Rates for both types of plans are expected to remain stable as long as the Mexican economic environment remains stable. In addition, in recent periods Telcel has offered certain discounts and promotions that reduce the effective rates that its postpaid and prepaid customers pay.

Telcel offers international roaming services to its subscribers through the networks of cellular service providers with which Telcel has entered into international roaming agreements around the world. In Mexico, Telcel also provides GSM and 3G roaming services to customers of Telcel’s international roaming partners.

In connection with the provision of its voice services, Telcel earns mobile termination revenues from calls to any of its subscribers that originate with another service provider. Telcel charges the service provider from whose network the call originates a mobile termination charge for the time Telcel’s network is used in connection with the call. Similarly, Telcel must pay mobile termination fees in respect of calls made by its subscribers to customers of other service providers. There has been extensive controversy, and legal and administrative proceedings, concerning the terms of interconnection in Mexico. See “Regulation—Mexican Regulatory Proceedings—Mobile Termination Rates” under this Item 4 and Note 17 to our audited consolidated financial statements included in this annual report.

Data Services

Telcel offers data services, including Short Message Services (“SMS”), Multimedia Messaging Service (“MMS”), Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services.

Handsets and Accessories

Telcel offers a variety of products as complements to its wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks.

Other Services and Products

In addition, Telcel offers other wireless services, such as Push-to-Talk Services, Oficina Móvil Telcel, a services suite designed to provide companies productivity-enhancing applications, mobile banking, Ideas TV—Ideas Radio, which permit customers to access TV and radio content and videoconferencing.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. Telcel builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. Telcel also has a loyalty rewards program, “Círculo Azul”, that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties. In 2010, our marketing efforts were mainly focused on communicating that we have one of the best 3G networks in the world and showing the advantages such network has through value-added services.

Sales and Distribution

Telcel markets its wireless services and products primarily through exclusive distributors located throughout Mexico, who sell Telcel’s services and products, including handsets, postpaid plans and prepaid cards, through approximately 40,794 points of sale and receive commissions. In addition, Telcel’s company-owned retail stores offer one-stop shopping for a variety of wireless services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. As of December 31, 2010, Telcel owned and operated 266 customer sales and service centers throughout Mexico and will continue to open new sales and service centers as necessary in order to offer its products directly to subscribers in more effective ways. In addition, Telcel has a dedicated corporate sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2010, approximately 77% of Telcel’s sales of handsets were generated by cellular distributors, 20% from sales in company-owned stores and 3% from direct sales to corporate accounts.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks, Telcel’s and other designated retail stores, and electronically through the Internet websites of Telcel and of banks.

If a postpaid customer’s payment is overdue, service may be suspended temporarily until full payment for all outstanding charges is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued permanently. Accounts that are more than 90 days past due are considered doubtful accounts.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support, with approximately 59% of Telcel’s employees dedicated to customer service. Customers may call a toll-free telephone number, go to one of the customer sales and service centers located throughout Mexico or access Telcel’s website to answer any inquiries.

Our Networks and Technology

Telcel’s wireless networks, which cover approximately 93% of the population, use digital technologies both in the 850 MHz frequency spectrum and in the 1900 MHz frequency spectrum. As of December 31, 2010, Telcel has networks using:

•	TDMA technology in the 850 MHz frequency spectrum.

•	GSM technology in the 1900 and 850 MHz frequency spectrums;

•	Enhanced data rates for GSM evolution (“EDGE”) technologies in the 850 MHz frequency spectrum; and

•	UMTS/HSDPA 3G technologies in the 850 MHz frequency spectrum.

TDMA network

Telcel has a nationwide TDMA network that permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems using the 850 MHz spectrum. This network is currently used by subscribers who have not yet migrated to a newer network, especially in rural areas. Telcel’s TDMA subscriber base represented approximately 1.9% of Telcel’s total subscribers.

GSM/EDGE network

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, having built and installed a GSM network in the 1900 MHz frequency spectrum in those regions. In addition, Telcel has continued with the expansion of its GSM network by using the 850 and 1900 MHz spectrum since 2006. As of December 31, 2010, Telcel’s GSM subscriber base represented approximately 85.5% of Telcel’s total subscribers.

In addition, Telcel upgraded the GSM network with EDGE technology in 2005. It has implemented EDGE technology in all localities with GSM coverage (approximately 179,000 localities), including all the major cities and roads in Mexico.

3G network

Telcel, which began offering 3G services in February 2008, is deploying a UMTS 3G network in Mexico using the existing 850 MHz spectrum using HSDPA, a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity.

Telcel is the first operator to deploy UMTS/HSDPA technologies in Mexico. As of December 31, 2010, Telcel’s UMTS/HSDPA network covered approximately 112,000 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2011 for urban as well as rural areas. As of December 31, 2010, Telcel’s UMTS/HSDPA subscriber base represented approximately 12.6% of Telcel’s total subscribers.

4G network

In 2010, Telcel obtained additional spectrum in the 1.7/2.1 GHz Band (usually known as AWSAdvanced Wireless Services) for each of the nine regions (three of them with 30 MHz and six with 20 MHz), for which it paid Ps. 3.8 billion. The planned use for this spectrum is to deploy a 4th Generation network based on the international standard LTE.

Competition

Telcel faces competition from other wireless providers using the 850 MHz spectrum and from providers with Personal Communications Service (“PCS”) licenses that provide wireless service on the 1900 MHz spectrum. Telcel’s principal competitors in Mexico are Iusacell and Telefónica. Telcel also competes with Nextel in certain regions.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors, on regulatory developments, and on the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Directory Services and Products

Print Directories

We offer two types of printed yellow pages directories: a complete yellow pages book and a community directory. We also publish and distribute white pages directories. Basic listing in our yellow pages directories is provided at no charge and includes the name, address and telephone number of the business according to its classification. In addition, we sell paid advertising space on an annual basis in our yellow pages directories and offer various advertising options to our clients.

Internet Directory

We provide electronic directory services through the Sección Amarilla website on the Internet, which can be accessed at www.seccionamarilla.com or www.paginastelmex.com. The webpages provide access to the information published in the print yellow pages directories by geographic location, classification or business name. Maps accompany search results showing where a business is located. We also sell advertising on the website.

We are the main provider of yellow pages directories in Mexico, where we compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines and other Internet yellow pages.

MEXICO FIXED OPERATIONS

We offer fixed-line services and products in Mexico through our subsidiary Telmex and its subsidiaries and affiliates in Mexico. Telmex is the leading provider of fixed-line voice and broadband services in Mexico. As of December 31, 2010, we had approximately 15.6 million fixed line voice subscribers and 7.4 million broadband subscribers in Mexico.

In 2010, our Mexico Fixed segment had revenues of Ps. 114,080 million, representing 18.8% of our consolidated revenues for such period. As of December 31, 2010, our Mexico Fixed operations represented approximately 44.6% of our total RGUs, as compared to 48.9% at December 31, 2009.

The following table sets forth information regarding our Mexico Fixed segment’s subscriber base, traffic and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
RGUs (thousands):
Fixed voice	15,882	15,591
Broadband	6,524	7,359

Total	22,406	22,950

Traffic (year ended) (millions):
Long distance minutes	25,222	25,636
Interconnection minutes	38,155	37,868

Total minutes	63,377	63,504

Churn rate (year ended):
Fixed voice	1.4%	0.9%
Broadband	1.6%	1.6%

Services and Products

Voice Services and Products

Telmex offers a variety of fixed-line voice services and products, including local service, domestic and international long-distance service and public telephony services, under a variety of plans to meet the needs of different user segments.

Telmex charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. The concession Telmex holds to operate a public network for basic telephone services permits but does not require Telmex to base its charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. Telmex does not currently charge by duration of invoiced calls in any region, except in the case of prepaid services. In 2010, Telmex did not increase rates for local telephone service. Telmex has had lower rates in real terms for every year since 2001.

Telmex’s rates for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) once customers exceed the number of minutes included in their service packages. In 2010 Telmex did not increase its rates for domestic long-distance calls. This continues Telmex’s trend of offering lower rates in real terms every year since 1999.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans. In 2010, Telmex did not increase its rates for international long-distance calls, continuing its trend of offering lower rates in real terms every year since 1999.

In addition, Telmex provides interconnection services pursuant to which (a) long-distance, local and mobile phone carriers operating in Mexico establish points of interconnection between their networks and Telmex’s network and (b) Telmex carries calls between the points of interconnection and its customers. When a customer of another carrier calls a local service customer of Telmex, Telmex completes the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of Telmex who has preselected a competing long-distance carrier makes a long-distance call, Telmex carries the call from the customer to the point of interconnection with that other long-distance carrier’s network. Excluding the “calling party pays” service, Telmex only has one rate for interconnecting all categories of carriers and all types of calls. As a result of Mexico’s “bill and keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, Telmex does not receive an interconnection fee from these calls.

Telmex also had more than 661 thousand fixed-line public telephones in operation at December 31, 2010.

Data Services and Products

Telmex’s data service business is comprised of corporate network services and Internet access service.

Corporate networks consist of the transmission of voice, video and data between two or more end points using private circuits. Telmex’s principal product offerings for corporate networks are Ladaenlaces (Ladalinks) and multi-service virtual private networks (“VPNs”), which allows Telmex to provide different levels of service for voice, data and video applications. Telmex also provides specialized assistance and technical support for these applications. Telmex also provides network outsourcing services that include maintenance, support and integration of communication networks and information systems.

Telmex’s broadband service, which it provides under the Infinitum brand, allows its customers to use its high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and email. Infinitum operates over Asymmetric Digital Subscriber Line (“ADSL”) technology. In October 2010, Telmex began the marketing of 20 Mbps Internet access for residential customers.

Multi-Service Offers

Telmex has introduced a number of multi-service offers designed to meet the needs of its customers. For example, in order to promote local service among Telmex’s customers, Telmex has introduced multi-service offers that include unlimited local and domestic long-distance calls. Telmex has also introduced packages of telecommunications services that include a certain number of local calls and/or minutes for domestic long-distance.

In addition, consistent with Telmex’s strategy of retaining its current customers and maximizing the value of residential and business Internet accounts, in 2010 Telmex continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services, including a combination of local and long-distance calls.

Other Services and Products

In addition, Telmex provides various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories.

In November 2008, Telmex entered into several agreements with Dish México and its affiliates, which operate a DTH Pay TV system in Mexico pursuant to which Telmex is currently providing customary billing and collection services, customer equipment and access to the Telmex retail distribution network. Subject to obtaining specified authorizations, Telmex could invest directly in a joint venture with Dish.

Sales and Distribution

Telmex uses its network of 388 Telmex stores (Tiendas Telmex) to offer its products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans.

Billing and Collection

Telmex’s invoices detail the number and destination of local and long-distance calls made, and charges for other services. On Telmex’s website (www.telmex.com), Telmex customers can view their statements in detail: “SI@NA” for corporate customers and “Mi Telmex” for residential and commercial customers. Telmex’s website provides information about its services, corporate information and access to online transactions such as order services and the payment of invoices.

Telmex also offers billing and collection services to other companies through its phone bill. Telmex currently provides billing and collection services to companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish México.

Customer Service

Telmex provides support to its customers through its customer service centers, call centers and its website. Telmex services its corporate clients through its integrated service plans that can be customized to meet the specific needs of individual clients. Telmex assigns specialized staff to service large corporate clients.

Our Networks and Technology

Telmex’s local and long-distance fiber optic network consists of 115,750 kilometers, reaches more than 90% of Mexico’s population, connects the major cities in Mexico, connects Mexico via submarine cables with 28 other countries and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion. In addition, Telmex’s international long-distance traffic may also be carried by microwave transmission and satellite systems.

Competition

Telmex faces competition from other holders of long-distance licenses, holders of local service licenses, Pay TV operators with licenses to provide telephone and Internet service and wireless telecommunications providers. Telmex’s principal competitors in Mexico are Axtel, Maxcom, Megacable, Cablevisión, Cablemás and Movistar.

BRAZILIAN OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Brazil segment through our subsidiaries Americel S.A. (“Americel”), Claro S.A. (“Claro”), Embratel and Star One. We offer wireless services under the Claro brand and fixed line services under the Embratel brand. In addition, Embratel owns a non-controlling interest in Net Serviços, the largest cable television operator in Brazil. In addition to broadband and cable television services, Net Serviços also offers the NET Fone fixed line voice service as part of the triple play package provided jointly with our subsidiary Embratel. We are the third largest wireless telecommunications services provider in Brazil, measured by number of subscribers.

As of December 31, 2010, we had approximately 51.6 million wireless subscribers, approximately 80.2% of which were prepaid customers, which represented a market share of 25.4%. As of December 31, 2010, we also had approximately 7.9 million fixed line subscribers, 3.8 million broadband subscribers and 6.9 million Pay TV subscribers.

In 2010, our Brazil segment had revenues of Ps. 154,309 million, representing 25.4% of our consolidated revenues for such period. As of December 31, 2010, our Brazil segment operations represented approximately 22.9% of our total wireless subscribers, as compared to 22.1% at December 31, 2009, and approximately 36.1% of our total RGUs, as compared to 31.7% at December 31, 2009.

The following table sets forth information regarding our Brazil segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 147	Ps. 140
Subscribers (thousands):
Prepaid	35,731	41,394
Postpaid	8,670	10,243

Total	44,401	51,638

Market share	25.5%	25.4%
MOUs (year ended)	84	95
Wireless churn rate (year ended)	2.8%	3.0%

Fixed Operations:
RGUs (thousands)(1):
Fixed voice	6,452	7,918
Broadband	3,104	3,770
Pay TV	4,959	6,901

Total	14,514	18,588

Traffic (year ended) (millions):
Long distance minutes	15,600	15,491
Interconnection minutes	6,048	7,409

Total minutes	21,648	22,900

Churn rate (year ended)(1):
Fixed voice	5.6%	5.2%
Broadband	1.6%	1.5%
Pay TV	1.2%	1.3%

(1)	Includes Net Serviços.

Services and Products

Wireless Voice Services and Products

Claro offers wireless voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Fixed Line Voice Services and Products

Embratel is one of Brazil’s major domestic long-distance service providers, offering inter-regional, intra-regional and intra-sectorial long-distance services to corporate, residential and cellular customers throughout Brazil. Embratel also provides international long-distance services. The majority of Embratel’s long-distance voice services customers are not “pre-subscribed,” meaning that customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code. In addition, Embratel is one of two local service providers present in all Brazilian states, marketing its wireless local services to residential customers under the Livre and NET Fone brand and to our large- and medium-sized business customers under the VipLine and Rede Vip brands.

In addition, other telecommunications companies that wish to interconnect with and use Embratel’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by Anatel. The price cap for the network usage fee varies from operator to operator based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

Broadband and Data Services

Embratel is also one of Brazil’s leading providers of data communication services, serving a client base that includes a substantial majority of Brazil’s top 500 corporations. Embratel’s data transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite data transmission, Internet services, packet-switched data transmission, frame relay and message-handling systems. In March 2010, Embratel launched a new broadband Internet service over its hybrid fiber coaxial (“HFC”) network.

DTH Pay TV

Embratel also offers Pay TV services through DTH technology. Monthly subscription fees range in price from R$54.90 to R$159.90, including taxes.

Other services

Embratel is Brazil’s leading provider of satellite solutions, including space segment provision, broadband and data network services. Embratel’s satellite fleet has also permitted it to significantly expand the telecommunications services it offers to its customers, reaching areas not covered by terrestrial networks with services such as television, data, Internet, distance education, telephony and other special services projects. Embratel also provides text, telex, sound and image transmission and maritime communications services, as well as call center services through BrasilCenter to related third parties, including Claro and Net Serviços.

Net Serviços

Embratel owns a non-controlling interest in Net Serviços, the largest cable television operator in Brazil. As of December 31, 2010, Net Serviços had approximately 4.2 million pay television subscribers (3.7 million at the end of 2009) and 3.5 million Internet broadband subscribers (2.9 million at the end of 2009). During the year ended December 31, 2010, Net Serviços had revenues of R$5,405.7 million and net income of R$307.2 million.

The NET Fone local telephony service, which uses Voice over Internet Protocol (“VoIP”) technology, had approximately 3.2 million subscribers as of December 31, 2010, compared to 2.6 million as of December 31, 2009, and is available in 92 cities.

As of the date of this annual report, Embratel’s total direct and indirect interest in Net Serviços is 91.9%. Embratel originally acquired the interest in Net Serviços from Globo Comunicações e Participações S.A. and two related entities (collectively, “Globo”) in 2005 and increased its interest in successive transactions with Globo in 2006 and 2007. Embratel’s interest was subsequently diluted in 2007 when Net Serviços issued shares to acquire Vivax. Embratel increased its participation in Net Serviços through the purchase of 193,701,299 preferred shares of Net Serviços for R$4,457 million in cash, pursuant to a tender offer that expired on January 13, 2011.

A majority of the voting shares of Net Serviços is owned by GB Empreendimentos e Participações S.A. (“GB”). Globo owns a majority of the voting interests in GB. Globo also owns Net Serviços Brasil S.A., a company with which Net Serviços has a long-term agreement to purchase Brazilian source programming and a licensing agreement for the right to use the “Net” brand name through 2015.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net Serviços because Embratel is not under the control of Brazilian citizens. If Brazilian law changes to allow Embratel to own a controlling interest in Net Serviços, Embratel (which currently owns 49% of the voting interests and all of the non-voting interests in GB) has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net Serviços, and Globo has the right to cause Embratel to purchase such interest.

Marketing

Claro has developed a variety of promotional programs and products tailored to meet its clients’ mobility needs while increasing its market share. Claro considers these promotional programs and products as one of its most significant competitive advantages. Claro also aggressively targets corporate customers by offering customized products and services and negotiating discounts on a case-by-case basy. Additionally, Claro has innovative customer loyalty programs that help it retain clients.

Embratel has developed a variety of promotional and customer retention programs that offer discounts and are designed to increase Embratel’s market share and promote usage of the “21” carrier selection code assigned to Embratel. In addition, Embratel negotiates discounts with corporate customers on a case-by-case basis. Embratel also employs campaigns that target specific groups of its corporate customers, such as small- and medium-sized businesses or regional groups.

Sales and Distribution

Claro markets its services primarily through retail chains, which amount to approximately 8,894 points of sale, exclusive distributors, which represent approximately 2,755 points of sale and its approximately 190 company-owned stores, which offer one-stop shopping for a variety of cellular services and products. Claro also sells and distributes its products and services over the Internet. Claro’s stores also serve as customer service centers, and Claro expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways. Claro also has a corporate sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2010, approximately 54% of Claro’s sales of handsets were generated by retail chains, 32% by exclusive distributors and approximately 13% from sales in company-owned stores.

Embratel’s Livre local fixed telephony service is marketed in person through exclusive distributors, through its call center subsidiary BrasilCenter and through the internet. Embratel’s other local fixed telephony service, NET Fone, is marketed through Net Serviços’ sales and distributions channels. Embratel’s pay-TV service, Via

Embratel, is marketed in person through exclusive dealers and its company-owned stores, by phone through call centers and by the internet through Via Embratel’s website. In addition, Embratel has a corporate sales group dedicated to the needs of its large corporate and other high-usage customers.

Billing and Collection

Wireless Operations

Claro bills its postpaid customers through monthly invoices that detail itemized charges, services, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at post offices or federal lottery houses (Casas Lotéricas).

If a Claro postpaid customer’s payment is overdue, service may be suspended temporarily until payment is received. If the subscriber’s payment is more than 60 days past due, service may be discontinued permanently. Accounts that are more than 180 days past due are categorized as doubtful accounts, as are all other accounts related to the same client.

A Claro prepaid customer who purchases a card has between 90 and 180 days from the date of activation of the card to use the airtime. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card. Sixty days after the card expires, the balance on the card, if any, is recognized as revenue, unless the customer activates a new card.

Fixed Line Operations

Embratel directly bills a portion of its customers for their fixed line telecommunications and related services, including collect-calling and standard voice services. However, due to the risk of bad debts resulting from direct billing, Embratel has taken a number of measures designed to reduce such risk, including implementing co-billing arrangements with other local operators that allow them to bill their local customers for Embratel’s long-distance fees, using call centers, implementing an automated collections system, employing an anti-fraud system, using third-party collection firms and implementing a customer data system that allows for faster updating of information, flexibility in customer account structure, quality improvement and improved payment of taxes across the different Brazilian states.

Our Networks and Technology

Wireless Networks

Claro owns and operates wireless networks using GSM and 3G technologies. As of December 31, 2010, Claro’s GSM network, which Claro continues rolling out, covered more than 3,496 cities and was used by 84.1% of its wireless subscribers. In addition, Claro’s 3G network, which was the first in Brazil and which Claro continues rolling out, covers 416 cities where approximately 55.2% of Brazil’s population resides.

Fixed Line Networks

We believe that Embratel owns the largest long-distance network in Latin America and the largest data transmission network in Brazil. Embratel’s long-distance and data transmission networks use fiber optic, digital microwave, satellite and copper wireline technologies. Embratel’s networks use a 100% digital switching system for voice and data services and the latest generation Internet Protocol (“IP”) routers to support IP-based services, Internet access and VPNs through Multiprotocol Label Switching (“MPLS”) technology. Embratel’s Internet backbone is the largest in Latin America with 1,100 Gbps capacity distributed through 1,401 points of presence and 52 routing centers, and its network also connects to the international Internet backbone. Embratel also has approximately 49,506 kilometers of cable in a mesh network that has three or more outlets with a capacity of 7.1 Tbps. Embratel has local metropolitan digital fiber networks with approximately 8,504 kilometers of cable in the major Brazilian cities. Embratel is attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Embratel’s submarine cable network reaches all continents through 11 different cable systems in which it has various ownership interests.

Embratel’s networks have also been modified to use Net Serviços’ coaxial cable networks to provide telephony services to Net Serviços’ broadband customers through NET Fone. In December 2009, Net Serviços granted Embratel an indefeasible right to use its HFC network to provide local fixed telephone service.

To supplement its network, Embratel uses long-distance microwave systems, with a total range of 16,254 kilometers, in areas where installation of fiber cables is difficult and five satellites to provide services to remote locations within the country, and it leases satellite capacity from international satellite systems and submarine capacity in other private cable systems. Embratel also offers local telephony services to its Livre residential customers using CDMA digital wireless technology.

Satellite Network

Embratel has the most extensive satellite system in Latin America with a fleet covering the entire territory of South America, Mexico, part of Central America and part of Florida. Embratel currently has five satellites in full operation, i.e. in geostationary orbit, including one which it owns jointly with SES World Skies and it also owns 11 transponders on board of another satellite operated by SES World Skies. Star One also currently operates three earth stations, the principal of which is certified by the International Organization for Standardization and controls the operations of its satellites.

Embratel has a program to replace satellites that are nearing or have reached the end of their contractual lives, thereby ensuring the continuity and quality of its communication services to most of South America. In accordance with that program, Embratel signed a contract with Orbital Sciences Corporation in December 2009 for the in-orbit delivery of a new generation satellite that can provide expanded coverage. This satellite is intended to replace one of its satellites that is expected to run out of propellant by February 2013. The new satellite is currently being manufactured and is expected to become operational in June 2012.

Competition

Claro’s principal wireless competitors are Vivo, TIM, Oi, CTBC, Sercomtel and Nextel; and Embratel’s principal fixed-line competitors are Oi, CTBC, Intelig, Telefónica and Global Village Telecom.

SOUTHERN CONE OPERATIONS

We offer wireless, fixed line voice, broadband and Pay TV services and products in our Southern Cone segment under the Claro brand through our subsidiaries AMX Argentina S.A. (“AMX Argentina”), Telmex Argentina S.A. (“Telmex Argentina”), Claro Chile S.A (“Claro Chile”), Claro Comunicaciones S.A. (“Claro Comunicaciones”), Claro Servicios Empresariales S.A. (“Claro Servicios Empresariales”), AMX Paraguay, S.A. (“AMX Paraguay”), AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”) and Telstar, S.A. We are the largest wireless telecommunications services provider in Argentina and the third largest in Chile, Paraguay and Uruguay, measured by number of subscribers.

As of December 31, 2010, we had approximately 24.5 million wireless subscribers, approximately 68.5% of which were prepaid customers, which represented a market share of 29.1%. As of December 31, 2010, we also had approximately 0.4 million fixed line subscribers, 0.2 million broadband subscribers and 0.5 million Pay TV subscribers.

In 2010, our Southern Cone segment had revenues of Ps. 43,466 million, representing 7.2% of our consolidated revenues for such period. As of December 31, 2010, our Southern Cone segment operations represented approximately 10.9% of our total wireless subscribers, the same percentage they represented at December 31, 2009, and approximately 2.1% of our total RGUs, compared to 1.8% at December 31, 2009.

The following table sets forth information regarding our Southern Cone segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 119	Ps. 117
Subscribers (thousands):
Prepaid	15,115	16,791
Postpaid	6,718	7,717

Total	21,833	24,508

Market share	28.7%	29.1%
MOUs (year ended)	142	145
Wireless churn rate (year ended)	2.6%	2.6%

Fixed Operations:
RGUs (thousands):
Fixed voice	293	354
Broadband	151	217
Pay TV	390	496

Total	834	1,067

Traffic (year ended) (millions):
Long distance minutes	2,647	2,472
Interconnection minutes	1,074	1,243

Total minutes	3,721	3,715

Churn rate (year ended):
Fixed voice	1.7%	2.0%
Broadband	2.8%	2.8%
Pay TV	4.4%	3.9%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of our voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Argentina, our wireless networks, which cover approximately 100% of the population, use GSM and 3G technologies. In Chile, our wireless networks, which cover approximately 99% of the population, use CDMA, GSM and 3G technologies. In Paraguay, our wireless networks, which cover approximately 64% of the population, use GSM and 3G technologies. In Uruguay, our wireless networks, which cover approximately 90% of the population, use GSM and 3G technologies. In Argentina, our fixed-line networks use pre-WiMax, Wireless Local Loop (“WLL”), WiMax, local point-multipoint distribution service (“LMDS”) and HFC technologies. In Chile, our fixed-line networks use satellite and HFC technologies. In Uruguay, our fixed-line networks use LMDS and HFC technologies.

Competition

In Argentina, our principal wireless competitors are Telecom Personal and Movistar; and our principal fixed-line competitors are Teléfonica de Argentina, Telecom Argentina, Global Crossing, Comsat and NSS. In Chile, our principal wireless competitors are Entel, Movistar and VTR; and our principal fixed-line competitors are Movistar, DirecTV and GTD. In Paraguay, our principal competitors are Telecel, Nucleo and Hola Paraguay. In Uruguay, our principal wireless competitors are Movistar and Ancel; and our principal fixed-line competitors are Antel, Telefónica and Dedicado Telecomunicaciones.

COLOMBIA AND PANAMA OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Colombia and Panama segment through our subsidiaries Comcel, Telmex Colombia S.A. (“Telmex Colombia”) and Claro Panamá, S.A. (“Claro Panamá”). In Colombia, we offer our wireless services under the Comcel brand and our fixed line services under the Telmex brand. In Panama, we offer our services under the Claro brand. We are the largest wireless telecommunications services provider in Colombia and the fourth largest in Panama, measured by number of subscribers.

As of December 31, 2010, we had approximately 29.4 million wireless subscribers, approximately 85.6% of which were prepaid customers, which represented market share of 60.7%. As of December 31, 2010, we also had approximately 0.6 million fixed line subscribers, 0.6 million broadband subscribers and 1.8 million Pay TV subscribers.

In 2010, our Colombia and Panama segment had revenues of Ps. 48,893 million, representing 8.0% of our consolidated revenues for such period. As of December 31, 2010, our Colombia and Panama segment operations represented approximately 13.1% of our total wireless subscribers, as compared to 13.8% at December 31, 2009, and approximately 5.8% of our total RGUs, as compared to 6.0% at December 31, 2009.

The following table sets forth information regarding our Colombia and Panama segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 99	Ps. 106
Subscribers (thousands):
Prepaid	23,830	25,171
Postpaid	3,967	4,242

Total	27,797	29,413

Market share	62.3%	60.7%
MOUs (year ended)	173	198
Wireless churn rate (year ended)	3.5%	3.5%

Fixed Operations:
RGUs (thousands):
Fixed voice	481	571
Broadband	505	614
Pay TV	1,767	1,802

Total	2,753	2,988

Traffic (year ended) (millions):
Long distance minutes	18	32
Interconnection minutes	340	441

Total minutes	358	473

Churn rate (year ended):
Fixed voice	2.5%	2.4%
Broadband	2.3%	2.3%
Pay TV	3.3%	2.4%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of our voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Colombia, our wireless networks, which cover approximately 69% of the population, use 3G technologies, while in Panama, our wireless networks cover approximately 83.3% of the population and use GSM technology. In Colombia, our fixed-line networks use HFC technologies.

Competition

In Colombia, our principal wireless competitors are Telefónica Móviles and Colombia Móvil; and our principal fixed-line competitors are Telefónica Telecom, Empresa de Telecomunicaciones de Bogotá and EPM Telecomunicaciones. In Panama, our principal wireless and Pay TV competitors are Telefónica Móviles, Cable & Wireless and Digicel.

ANDEAN REGION OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Andean Region segment under the Claro brand through our subsidiaries Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”), Ecuador Telecom S.A. (“Ecuador Telecom”), América Móvil Perú, S.A.C. and Telmex Perú, S.A. (“Telmex Perú”). We are the largest wireless telecommunications services provider in Ecuador and the second largest in Peru, measured by number of subscribers.

As of December 31, 2010, we had approximately 20.3 million wireless subscribers, approximately 87.3% of which were prepaid customers, which represented a market share of 52.8%. As of December 31, 2010, we also had approximately 0.2 million fixed line subscribers, 0.1 million broadband subscribers and 0.2 million Pay TV subscribers.

In 2010, our Andean Region segment had revenues of Ps. 29,484 million, representing 4.9% of our consolidated revenues for such period. As of December 31, 2010, our Andean Region segment operations represented approximately 9.0% of our total wireless subscribers, as compared to 8.8% at December 31, 2009, and approximately 1.1% of our total RGUs, as compared to 0.7% at December 31, 2009.

The following table sets forth information regarding our Andean Region segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 105	Ps. 102
Subscribers (thousands):
Prepaid	15,781	17,738
Postpaid	1,978	2,572

Total	17,760	20,310

Market share	52.1%	52.8%
MOUs (year ended)	100	109
Wireless churn rate (year ended)	2.2%	2.4%

Fixed Operations:
RGUs (thousands):
Fixed voice	120	171
Broadband	69	124
Pay TV	150	249

Total	338	544

Traffic (year ended) (millions):
Long distance minutes	374	345
Interconnection minutes	1,017	1,003

Total minutes	1,391	1,348

Churn rate (year ended):
Fixed voice	4.0%	2.3%
Broadband	5.4%	2.5%
Pay TV	4.9%	3.9%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Ecuador, our wireless networks, which cover approximately 76% of the population, use GSM and 3G technologies, while in Peru, our wireless networks cover approximately 86% of the population and use GSM and 3G technologies. In Ecuador, our fixed-line networks use HFC technologies, while in Peru our fixed-line networks use CDMA, HFC and WiMax technologies.

Competition

In Ecuador, our principal wireless competitor is Otecel Móviles; and our principal fixed-line competitors are Grupo TV Cable and Corporación Nacional de Telecomunicaciones. In Peru, our principal wireless competitor is Movistar Perú; and our principal fixed-line competitors are Telefónica del Perú, Americatel Perú and Telefónica Multimedia.

CENTRAL AMERICA OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Central America segment under the Claro brand through our subsidiaries Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V. (“CTE”), Telecom Personal, S.A. de C.V., Telecomunicaciones de Guatemala, S.A. (“Telgua”), Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) and Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”). We are the largest wireless telecommunications services provider in Nicaragua and second largest in El Salvador, Guatemala and Honduras, measured by number of subscribers.

As of December 31, 2010, we had approximately 10.8 million wireless subscribers, approximately 93.9% of which were prepaid customers, which represented a market share of 33.8%. As of December 31, 2010, we also had approximately 2.3 million fixed line subscribers, 0.4 million broadband subscribers and 0.6 million Pay TV subscribers.

In 2010, our Central America segment had revenues of Ps. 17,154 million, representing 2.8% of our consolidated revenues for such period. As of December 31, 2010, our Central America segment operations represented approximately 4.8% of our total wireless subscribers, as compared to 4.7% at December 31, 2009 and approximately 6.3% of our total RGUs, as compared to 6.4% at December 31, 2009.

The following table sets forth information regarding our Central America segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 77	Ps. 69
Subscribers (thousands):
Prepaid	9,085	10,122
Postpaid	449	653

Total	9,535	10,775

Market share	32.7%	33.8%
MOUs (year ended)	109	116
Wireless churn rate (year ended)	2.2%	2.5%

Fixed Operations:
RGUs (thousands):
Fixed voice	2,259	2,305
Broadband	311	376
Pay TV	359	550

Total	2,929	3,231

Traffic (year ended) (millions):
Long distance minutes	2,378	2,101
Interconnection minutes	1,017	868

Total minutes	3,395	2,969

Churn rate (year ended):
Fixed voice	0.7%	1.0%
Broadband	1.8%	1.8%
Pay TV	1.6%	2.6%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of our voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In El Salvador, our wireless networks, which cover approximately 91% of the population, use GSM technologies. In Guatemala, our wireless networks, which cover approximately 84% of the population, use CDMA and GSM technologies. In Honduras, our wireless networks, which cover approximately 64% of the population, use GSM technologies. In Nicaragua, our wireless networks, which cover approximately 76% of the population, use GSM technologies. Our Central America fixed line networks use HFC, VoIP and plain old telephone service (“POTS”) technologies.

Competition

In El Salvador, our principal wireless competitors are Tigo, Telefónica de El Salvador, Digicel and Intelfon; and our principal fixed-line competitor is Amnet. In Guatemala, our principal wireless competitors are Tigo and Movistar. In Honduras, our principal wireless competitors are Celtel, Digicel and Honducel; and our principal fixed-line competitor is Hondutel. In Nicaragua, our principal wireless competitor is Movistar. In March 2011, we entered into an agreement with Digicel to acquire 100% of Digicel’s operations in Honduras and El Salvador. Once the transaction closes, which is expected to occur during the second quarter of 2011, Digicel will no longer be our competitor in those countries.

UNITED STATES OPERATIONS

We offer wireless services and products in our United States segment through our subsidiary TracFone under the TracFone, Net10, Straight Talk and SafeLink brands. We are the largest prepaid wireless telecommunications services provider in the U.S, measured by number of subscribers.

As of December 31, 2010, we had approximately 17.7 million wireless subscribers, all of which were prepaid customers, which represented a 39.7% share of the prepaid wireless market. In 2010, our United States segment had revenues of Ps. 35,562 million, representing 5.9% of our consolidated revenues for such period. As of December 31, 2010, our United States segment operations represented approximately 7.9% of our total wireless subscribers, as compared to 7.2% at December 31, 2009.

The following table sets forth information regarding our United States segment’s subscriber base, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
ARPU (year ended)	Ps. 135	Ps. 161
Subscribers (thousands):
Prepaid	14,427	17,749
Market share	31.7%	39.7%
MOUs (year ended)	81	234
Wireless churn rate (year ended)	4.0%	4.0%

Services and Products

We offer prepaid wireless debit card services, as well as prepaid wireless handsets through an extensive distribution network of independent retailers.

Networks and Technology

We do not own any wireless telecommunications facilities or hold any wireless spectrum licenses in the United States. Instead, we purchases airtime through agreements with approximately 10 wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network covering almost all areas in which wireless services are available.

Competition

We compete with the major U.S. wireless operators and other mobile virtual network operators.

CARIBBEAN OPERATIONS

We offer wireless, fixed line voice, broadband and Pay TV services and products in our Caribbean segment under the Claro brand through our subsidiaries Compañía Dominicana de Teléfonos, C. por A. (“Codetel”), Oceanic Digital Jamaica Limited (“Oceanic”) and Telecomunicaciones de Puerto Rico, Inc. (“Telpri”). In March 2011, we entered into an agreement with Digicel to acquire 100% of Digicel’s operations in Honduras and El Salvador. As part of this transaction, we are selling our operations in Jamaica to Digicel. Once the transaction closes, which is expected to occur during the second quarter of 2011, we will no longer operate in Jamaica. We are the largest wireless telecommunications services provider in the Dominican Republic and the second largest in Jamaica and Puerto Rico, measured by number of subscribers.

As of December 31, 2010, we had approximately 6.5 million wireless subscribers, approximately 78.6% of which were prepaid customers, which represented a market share of 41.6%. As of December 31, 2010, we also had approximately 1.5 million fixed line subscribers, 0.6 million broadband subscribers and 0.1 million Pay TV subscribers.

In 2010, our Caribbean segment had revenues of Ps. 26,993 million, representing 4.4% of our consolidated revenues for such period. As of December 31, 2010, our Caribbean segment operations represented approximately 2.9% of our total wireless subscribers, as compared to 3.0% at December 31, 2009, and approximately 4.2% of our total RGUs, as compared to 4.4% at December 31, 2009.

The following table sets forth information regarding our Caribbean segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010
Wireless Operations:
ARPU (year ended)	Ps. 162	Ps. 154
Subscribers (thousands):
Prepaid	4,810	5,102
Postpaid	1,233	1,392

Total	6,043	6,494

Market share	41.3%	41.6%
MOUs (year ended)	249	303
Wireless churn rate (year ended)	4.3%	4.9%

Fixed Operations:
RGUs (thousands):
Fixed voice	1,531	1,483
Broadband	451	559
Pay TV	38	102

Total	2,020	2,144

Traffic (year ended) (millions):
Long distance minutes	5,760	5,495
Interconnection minutes	5,386	4,439

Total minutes	11,147	9,934

Churn rate (year ended):
Fixed voice	1.7%	1.6%
Broadband	3.0%	3.0%
Pay TV	2.3%	2.0%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of our voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services. We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In the Dominican Republic, our wireless networks, which cover approximately 96% of the population, use CDMA, GSM and 3G technologies. In Jamaica, our wireless networks, which cover approximately 90% of the population, use CDMA technologies, and we are currently deploying GSM and 3G technologies. In Puerto Rico, our wireless networks, which cover approximately 97% of the population, use CDMA, GSM and 3G technologies, and we are currently migrating our wireless customers from the CDMA network to newer networks. In the Caribbean, our networks use POTS and Internet Protocol television (“IPTV”) technologies.

Competition

In the Dominican Republic, our principal wireless competitor is France Telecom (Orange); and Tricom is our principal fixed-line competitor. Digicel and LIME Wireless are our principal Jamaican competitors. The Puerto Rican wireless market is highly competitive with AT&T, Sprint, T-Mobile and Open Mobile as our principal competitors. AT&T is the largest wireless operator in Puerto Rico, where we hold a close second position. In the fixed-line business, our principal competitors in Puerto Rico are Centennial AT&T, Worldnet Communications and other competitive local exchange carriers that resell our services. In March 2011, we entered into an agreement with Digicel to sell our operations in Jamaica to Digicel. Once the transaction closes, which is expected to occur during the second quarter of 2011, we will not compete with Digicel in Jamaica.

REGULATION

Mexico

Applicable Legislation

The General Communications Law, the Federal Telecommunications Law and regulations adopted under those statutes provide the general legal framework for the regulation of telecommunications services in Mexico. The main objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Federal Telecommunications Law, an operator of public telecommunications networks, such as Telcel or Telmex, must operate under a concession granted by the SCT. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the SCT. A concession to provide wireless services that utilize electro-magnetic frequencies generally has a term of up to twenty years and may be extended for additional terms of equal duration. A concession to provide public fixed-line local and long-distance services generally has a term of up to 30 years and may be extended for additional 30-year terms. Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the SCT.

The Federal Telecommunications Law requires public telecommunications concessionaires to establish open network architecture that permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies or provide services to the public are not required to obtain a concession, permit or registration.

Principal Regulatory Authorities

The SCT, through Cofetel, is the government agency principally responsible for regulating telecommunications services. The SCT’s approval is required for any change in the bylaws of a concessionaire. It also has broad powers to monitor compliance with concessions, and it can require a concessionaire to supply the SCT with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program and must advise the SCT of the progress of its expansion and modernization program on a quarterly basis.

Cofetel is an independent agency within the SCT, with five commissioners appointed by the President of Mexico, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of SCT under the Telecommunications Law and the telecommunications regulations have been delegated to Cofetel.

The Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Telecommunications Law also provides that at the expiration of a concession, the Mexican government has a right of first refusal to acquire the assets used directly in the exploitation of the concession. See “Regulation—Termination of Concessions” under this Item 4.

Telecommunications operators are also subject to regulation by Profeco under the Federal Consumer Protection Law. This law regulates publicity, the quality of services and information required to be provided to consumers and provides a mechanism to address consumer complaints. Profeco has the authority to impose fines, which can be significant.

Telcel Rates

The Telecommunications Law provides that wireless services concessionaires may freely determine the rates for telecommunications services, including interconnection. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to register their rates for mobile service with Cofetel prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined to have substantial market power under the Federal Antitrust Law. Although Cofeco has determined that Telcel has substantial market power in the nationwide market for voice services, we cannot predict what regulatory measures might be taken in response to Cofeco’s determination.

Telmex Rates

Under Telmex’s concession, Telmex’s rates in any period for basic telephone services, including installation, monthly rent, measured local service and long-distance service, are subject to a ceiling on the price of a “basket” of such services weighted to reflect the volume of each service provided by Telmex during the preceding period. There is also a price floor based on Telmex’s average long-run incremental cost. Within this aggregate price range, Telmex is free to determine the structure of its own rates. Telmex must get permission from Cofetel before its rates can take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the Communications Ministry. Telmex has not raised its nominal rates since March 2001 for local service and since March 1999 for long-distance service. Under the concession, the price cap is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The SCT sets a new periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital. The SCT fixed the adjustment per quarter in nominal terms at 0.74% for 2003-2006 and 0.84% for 2007-2010. For services extending beyond basic telephone service, the Telecommunications Law and the Telmex concession permits Telmex, under certain conditions and subject to registration with Cofetel, to set Telmex’s prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

Calling Party Pays

In Mexico, calls to and from Telcel’s mobile subscribers are subject to the “calling party pays” system, under which subscribers only pay for outgoing calls. Subscribers have the option of retaining the “mobile party pays” system. Mobile operators do not charge airtime fees to customers receiving calls, except for roaming fees applicable when subscribers receive calls outside their local areas. Two long-distance carriers, Axtel and Avantel, have challenged the validity of the long distance calling party pays system through judicial proceedings and are operating under a court order obtained in those proceedings that temporarily suspends the application to them of the calling party pays system.

Telcel Concessions

Telcel operates under several different concessions covering particular frequencies and regions, holding an average of 72.8 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz spectrum. The following tables summarize Telcel’s concessions.

Regions in Mexico		Band A (1900 MHz)			Band B (850 MHz)
Cel	PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	I	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semiannual fees(1)
II	II	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semiannual fees(1)
III	III	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1991	Aug. 2011	Semiannual fees(1)
IV	IV	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Annual fees(2)
VIII	V	Sept. 1999	Sept. 2019	Upfront fee	Aug. 1990	Aug. 2010	Annual fees(2)
V	VI	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semiannual fees(1)
VI	VII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semiannual fees(1)
VII	VIII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 1991	Oct. 2011	Semiannual fees(1)
IX	IX	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2000	Oct. 2015	Upfront fee

(1)	The semi-annual fees, or aprovechamientos, are determined as a percentage of gross revenues corresponding to the concession.
(2)	The annual fees, are amounts payable set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band

Regions in Mexico	Band D (1900MHz)			Band F (1900 MHz)
PCS	Concession Date	Termination Date	Fee Structure	Concession Date	Termination Date	Fee Structure
I	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
II	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
III	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
IV	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
V	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VI	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VIII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
IX	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)

(1)	The annual fees, are amounts payable set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band.

Regions in Mexico	1.7/2.1 GHz Bands B2, C (nationwide) and D (only in PCS Regions 1, 5 and 8)
PCS	Concession Date	Termination Date	Fee Structure
I	Oct. 2010	Oct. 2030	Annual fees	(1)
II	Oct. 2010	Oct. 2030	Annual fees	(1)
III	Oct. 2010	Oct. 2030	Annual fees	(1)
IV	Oct. 2010	Oct. 2030	Annual fees	(1)
V	Oct. 2010	Oct. 2030	Annual fees	(1)
VI	Oct. 2010	Oct. 2030	Annual fees	(1)
VII	Oct. 2010	Oct. 2030	Annual fees	(1)
VIII	Oct. 2010	Oct. 2030	Annual fees	(1)
IX	Oct. 2010	Oct. 2030	Annual fees	(1)

(1)	The annual fees, are amounts payable set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band. The payment of these fees will start in June 2012.

In addition to the 850 MHz, 1900 MHz and 1.7/2.1 GHz concessions detailed in the tables above, in December 2002, the SCT granted Telcel a concession to install and operate a telecommunications network to provide national and international long distance services, as well as data transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period. The concession limited Telcel’s ability to provide these services, permitting it to provide them only to its wireless subscribers until December 2005. In 2006, Telcel completed the build out of its long distance network, which allows Telcel to carry all the national long distance traffic originated from Telcel’s customers to other customers. Also, since May 2007, Telcel opened its interconnection with the local network of Telmex in Mexico City and with the long distance network of AT&T.

Concession Fees

Notwithstanding the upfront payment applicable to all the 1900 MHz concessions, 1.7/2.1 GHz concessions and for the renewal of the eight 850 MHz concessions, there are two different types of fees that we may be required to pay in connection with Telcel’s concessions.

Aprovechamientos.    Some of Telcel’s 850 MHz concessions (cellular regions I, II, III, VI, VII and VIII) require Telcel to pay semi-annual fees (aprovechamientos) equal to a percentage of gross revenues derived from the concessioned services. The percentage ranges between 6% and 8%. These fees are payable through 2011, at which time the renewal of the concessions will become effective and payment of any further semi-annual fees will cease and payment of annual fees (derechos) will commence. For the Region IX Band B concession, these semi-annual fees were eliminated pursuant to a court decision.

Derechos.    Owners of concessions granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the Ley Federal de Derechos and vary depending on the relevant region and radio spectrum band. These annual fees apply to all spectrum bands, including those that are already subject to the payment of fees (aprovechamientos) based on gross revenues. Currently, Telcel is not required to pay these fees in respect of its Bands A, B and D concessions since they were awarded prior to 2003, but it is required to pay them in respect of additional 10 MHz of capacity in the 1900 MHz spectrum (Band F) acquired in 2005.

Fees of this type do not apply to the 1900 MHz (Band D) concessions, which Telcel purchased for a fixed amount in 1998, and the 1900 MHz (Band A) concessions, which Telcel acquired from Unefon.

Expansion, Modernization and Service Quality Requirements

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

Renewal

The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years. Concessions covering regions 4 and 5 expired in 2010, whereas concessions covering regions 1,2,3,6,7 and 8 will expire in 2011. During the first quarter of 2010, the SCT recognized Telcel’s right to renew, for additional 15-year terms, its 8 Band B concessions, covering all regions other than the Mexico City area and requested Telcel accept terms and conditions of the concessions, including the payment of annual fees (derechos) during the term of the concession, and pay an upfront fee of Ps. 74.8 million. Telcel has accepted the terms and conditions determined by SCT and paid the upfront fee.

The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. On April 20, 2010, Telcel requested renewal of the Band B concession covering the Mexico City area (Region 9). The Band D concessions will expire in 2018, the Band A concessions in 2019 and the Band F concessions in 2025. All of these concessions are subject to renewal for additional 20-year terms. In October 2010, Mexican regulation entities granted Telcel a nationwide 1.7/2.1 GHz concession for a 20 year term.

Telmex Concessions

Under the Telecommunications Law and the telecommunications regulations, Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements that the SCT may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Telecommunications Law. Telmex’s subsidiary, Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), holds a separate concession in a region located in two states in northwestern Mexico, which will also expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are essentially the same as the terms of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which Telmex obtained from Cofetel through a competitive bidding process. These concessions are granted for a term of up to 20 years and may be extended for additional 20-year terms.

The General Communications Law provides that upon the expiration of the Telmex concession the Mexican government is entitled to purchase its telecommunications assets at a price determined on the basis of an appraisal by a public official, and the telecommunications regulations provide that upon expiration of the concession, the Mexican government has a right of first refusal to acquire Telmex’s telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the concession Telmex’s telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the telecommunications regulations would be applied, and accordingly there can be no assurance that upon expiration of the concession Telmex’s telecommunications assets would not revert to the Mexican government free of charge.

Termination of Concessions

The General Communications Law, the Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Telecommunications Law, the SCT may cause early termination of any of the concessions in certain cases, including:

•	failure to exercise rights under a concession during the 180 days after that concession is granted;

•	failure to expand telephone services at the rate specified in the concession;

•	interruption of all or a material part of the services provided by the concessionaire;

•	acts by the concessionaire with the effect of impeding the operations of other concessionaires;

•	refusing interconnection arrangements with other concessionaires;

•	change of jurisdiction by the concessionaire;

•	transfer, assignment of, or grant of liens to, the concessions or any asset used to provide service without SCT’s approval;

•	failure to pay certain government fees;

•	violation of the prohibition against ownership of shares of the concessionaire by foreign states;

•	any material modification of the nature of the concessionaire’s services without prior SCT’s approval; and

•	breach of certain other obligations under the General Communications Law.

In addition, the concessions provide for early termination by the SCT following administrative proceedings in the event of:

•	a material and continuing violation of any of the conditions set forth in the concessions;

•	material failure to meet any of the service expansion requirements under the concessions;

•	material failure to meet any of the requirements under the concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the concession and requiring prior approval of the SCT;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect; or

•	bankruptcy of the concessionaire.

The General Communications Law and all but one of Telcel’s 850 MHz concessions provide that in the event of early termination of our concessions, all assets that are the subject of such concession would revert to the Mexican government without compensation. In the event of early termination of any of Telcel’s PCS concessions, the Mexican government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. The latter regime also applies to one of Telcel’s 850 MHz concessions.

Competition

The telecommunications regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel and Telmex under the concessions.

Of particular importance for Telmex is the fact that Mexican authorities have adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2010, 32 cable television providers, through more than 300 concessions, have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow other local telephone service providers to provide paid television and audio services, but to date Telmex has been unable to obtain authorization to do so.

Mexican Regulatory Proceedings

Telcel Antitrust Investigations

The Telecommunications Law authorizes Cofetel to impose specific requirements as to rates, quality of service and information on any wireless operator that is determined by Cofeco to have substantial power in a specific market according to the Federal Antitrust Law. Pursuant to the Telecommunications Law, Cofetel has the power to adopt specific regulations on rates, quality of service, disclosure of information or other special regulations.

Following Cofeco investigations into monopolistic practices in the telecommunications sector, Cofeco notified Telcel of a resolution imposing a fine of Ps. 11,989 million for alleged monopolistic practices in April

2011. We and Telcel are evaluating the scope and legal grounds of the resolution and will exercise any and all legal actions or remedies to challenge it. Cofeco is conducting additional investigations into the market power of Telcel in the telecommunications sector. Depending on the resolution of these investigations, they may result in new regulations applicable to Telcel. See Note 17 to our audited consolidated financial statements included in this annual report.

Telmex Antitrust Investigations

Beginning 2007, the Cofeco began eight industry-wide investigations into market power and monopolistic practices in certain segments of the Mexican telecommunications market in which Telmex operates. In four of these investigations, final resolutions have concluded that Telmex and its subsidiary, Telnor, have substantial power in the relevant markets investigated. Based on these final resolutions, Cofetel could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. Telmex has filed petitions for constitutional protection (amparo) to challenge these resolutions, all of which are pending.

Of the four remaining cases relating to monopolistic practices, two remain under investigation and in the other two Cofeco has issued a notice of probable fault (Oficio de Probable Responsabildad), to which Telmex has objected. Findings adverse to Telmex in any of the Competition Commission proceedings may lead to the imposition of additional regulations, prohibitions or monetary penalties. See Note 17 to our audited consolidated financial statements included in this annual report.

Mobile Termination Rates

Under the calling party pays system, when the customer of one operator (local or long-distance) places a call to a customer of another operator, the first operator pays the second a fee, which is referred to as an interconnection fee. Under Mexican law, interconnection fees are negotiated between operators. For some periods, we have been unable to reach agreement on fees with some operators, and operators that are unable to agree have sought the intervention of Cofetel to establish interconnection fees. Our interconnection agreements with each operator require us to offer that operator the best rates we offer to other similar operators, and as a result if a single operator obtains a more favorable rate through a final, non-appealable resolution or decision from Cofetel, the SCT or the courts, we may be required to offer that rate to other operators even though we have previously agreed with them on rates. There has been extensive controversy in Mexico concerning the mobile termination rates payable to mobile operators for periods beginning with 2005. See Note 17 to our audited consolidated financial statements included in this annual report.

We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern certain operators, if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide to these operators as of the date of such final, non-appealable resolution or decision. This could materially reduce Telcel’s mobile termination revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among dissenting operators and Telcel for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such dissenting operator, in respect of time periods from 2005 to 2011. Recently the Mexican Supreme Court of Justice ruled that lower courts may not grant temporary injunctive relief suspending the application of interconnection tariffs set by Cofetel. The ruling will eliminate the ability of an operator to obtain judicial suspensions against interconnection rulings issued by Cofetel. Operators will continue to have the ability to challenge interconnection resolutions issued by Cofetel, but such resolutions will not be stayed pending final resolution by the courts. All proceedings initiated by Telcel in the past against interconnection rulings issued by Cofetel will continue their course. We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. Although the matters in dispute primarily concern certain operators, pending a final resolution from the courts and given the inability to suspend Cofetel’s interconnection resolution, operators interconnected to Telcel’s network may elect to pay Telcel the reduced fees resolved by Cofetel. Each operator will make its own determination on how to allocate risks associated with such legal proceedings.

Mobile Telephone National User Registry

In February 2009, the Federal Telecommunications Law was amended in order to create the Mobile Telephone National User Registry (Registro Nacional de Usuarios de Telefónia Móvil, or “RENAUT”). Under the amendment, operators must maintain a registry including the identity of all their subscribers and a ledger of all communications made by each user’s line as well as provide to the relevant authorities information obtained. Among other provisions, the amendment establishes that users who purchased a mobile line after April 10, 2009 (date when the amendment became effective), could not use it until they register their line with the RENAUT. Likewise, the amendment establishes that existing users as of the date on which the amendment became effective had a one-year term to register the mobile telephone line. Consequently, lines that were not registered as of April 10, 2010 were to be suspended without a reactivation right by operators. Pursuant to regulations issued by Cofetel, Telcel has complied with the line and communication registry as well as the information provision processes.

Notwithstanding the foregoing and solely for purposes of protecting its subscribers from the suspension ordered by the amendment, Telcel began a judicial proceeding (juicio de amparo) against certain provisions of the Federal Telecommunications Law. The enforceability of the relevant provisions of the amendment has been stayed by a court order. In February 2011, the trial court dismissed Telcel’s claim for lack of subject matter. In March 2011, Telcel filed an appeal (recurso de revisión) before the appellate court that preserves the stay (suspensión) previously granted. We expect final resolution of the challenge during 2011.

Telcel continues to fulfill all actions required in connection with the registry of its subscribers (both new and preexisting) and of their communications as well as the information provision process in compliance with the rules issued by Cofetel to comply with the Federal Telecommunications Law.

On April 29, 2011, the Mexican Congress approved a law under which the amendments to the Federal Telecommunications Law which created the RENAUT were annuled. This law will only become effective upon its publication in the Official Gazette, which we expect to occur during the second quarter of 2011.

Brazil

Legislation and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary regulator of our Brazilian subsidiaries is Anatel. Anatel also has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services. Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Taxes and duties on telecommunications services

The principal tax imposed on telecommunications services is a state-level value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26%.

The principal federal taxes collected on gross revenues include:

•	Programa de Integração Social (“PIS”).PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services.

•	Contribuição para Financiamento da Seguridade Social (“COFINS”).COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services.

The principal taxes collected on net revenues include:

•

Fundo de Universalização dos Serviços de Telecomunicações (“FUST”) and Fundo para o Desenvolvimento Tecnologico das Telecomunicações (“FUNTTEL”) taxes. These taxes are applied at a rate of 1% and 0.5% of net revenues, respectively.

•

Concession fee. Embratel is required to pay a fee every two years during the term of concessions equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

Rates

Anatel regulates rates for telecommunications services.

PCS Licenses Rates

In general, PCS licensees are authorized to increase basic plan rates only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year) and on an annual basis. However, operators are allowed to create non-basic plans (known as alternative plans) and modify them without prior Anatel approval. Discounts from existing service plans, both basic and non-basic, are allowed without Anatel approval.

Fixed-Line Services Rates

Embratel’s concession for both domestic long-distance and international long-distance service permits it to set its own rates in accordance with an annual rate adjustment mechanism established by Anatel. The rate adjustment is determined based on inflation and productivity across the Brazilian telecommunications industry and sets the average percentage increase or decrease for the basket of all basic long-distance rates.

The tariff structure for domestic long-distance calls is established by Anatel and is uniform throughout Brazil. There are currently 16 domestic long-distance tariffs, based on combinations of four distance categories and four day/time categories. Embratel sets its basic domestic long-distance rates each year based primarily on the rate adjustment mechanism Anatel imposes on all operators. Rates charged for outgoing international calls vary depending on the time of the day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used.While these long-distance rates apply to basic plan customers, Embratel has a variety of promotional and customer retention programs that enable many of its customers to obtain long-distance packages that may include lower rates and/or subscription fees.

The majority of Embratel’s long-distance voice services customers are not “pre-subscribed.” In other words, customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

Embratel also provides local telephony services. Rates charged for local calls vary by product and can be created by Embratel without prior Anatel approval. Discounts from existing service plans, both basic and non-basic, are allowed without Anatel previous approval.

Data Services Rates

Data transmission rates are not regulated.

Co-location

Co-location allows a party requesting interconnection to place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and may connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties. Current regulations require operators to permit co-location of network elements and services, but do not specify which network elements and services are to be co-located or how co-location should occur.

General Regulatory Plan

Anatel approved the General Regulatory Plan (Plano Geral de Atualização da Regulamentação, or “PGR”) in October 2008 to serve as a framework to develop public telecommunications policies for a period of ten years. The PGR included Anatel’s plans to regulate Mobile Virtual Network Operators (“MVNO”) practices, expand broadband services to rural and low-income areas and implement rules related to fixed incumbents infrastructure usage within the next two years and implement a revision of the rules related to the size of the areas where the service is considered to be local. Anatel published the regulation of MVNO in November 2010. The primary goal of MVNO regulation is to increase competition in the mobile industry by allowing existing operators and new companies to target more efficiently specific market segments or geographical regions.

General Plan of Awards

A General Plan of Awards (Plano Geral de Outorgas, or “PGO”) was adopted in November 2008. The new PGO established rules concerning the geographic division of the country and the acquisition of new licenses to enhance competition in the fixed switch telephony service market. The new PGO rules also loosened restrictions on the transfer of concessions for long-distance and local services.

Concessions

Our Brazilian wireless subsidiaries hold authorizations to provide services under the PCS (Serviço Móvel Pessoal) regime in the 850 Mhz, 900 MHz, 1,800 MHz, 1,900 MHz and 2,100 MHz spectrum. These authorizations are valid for 15 years and may be extended for additional 15-year terms, upon the payment of a biannual fee equal to 2% of net revenue, except for the final year of the 15-year term, in which the fee equals 1% of net revenue. Our Brazilian subsidiaries expect to continue to acquire spectrum so as new Anatel conducts additional auctions.

The following table sets forth the regions in Brazil in which our Brazilian subsidiaries hold authorizations to provide wireless services, as well as the termination dates of such authorizations:

Regions in Brazil	Termination Dates
	850 MHz	900 MHz	1800 e 1900 MHz	3G
Bahia	—	December 2017	December 2017	April 2023
Sergipe	—	December 2017	December 2017	April 2023
Alagoas	August 2012	August 2012	August 2012	April 2023
Ceara	August 2012	August 2012	August 2012	April 2023
Piauí	August 2012	August 2012	August 2012	April 2023
Pernambuco	August 2012	August 2012	August 2012	April 2023
Rio Grande do Norte	August 2012	August 2012	August 2012	April 2023
Paraná	—	December 2017	December 2017	April 2023
Paraná (Norte)	—	December 2022	December 2022	April 2023
Santa Catarina	—	December 2017	December 2017	April 2023
Rio de Janeiro	April 2013	April 2013	April 2013	April 2023
Espírito Santo	April 2013	April 2013	April 2013	April 2023
Rio Grande do Sul	April 2013	April 2013	April 2013	April 2023
São Paulo - Capital	August 2012	August 2012	July 2012	April 2023
São Paulo - Interior	March 2013	March 2013	March 2013	April 2023
Minas Gerais	—	April 2020	April 2020	April 2023
Minas Gerais (Triângulo Mineiro)	—	—	—	April 2023
Amazonas	—	—	December 2022	April 2023
Maranhão	—	—	December 2022	April 2023
Roraima	—	—	December 2022	April 2023
Amapá	—	—	December 2022	April 2023
Pará	—	—	December 2022	April 2023
Distrito Federal	July 2012	July 2012	July 2012	April 2023
Mato Grosso do Sul	July 2012	July 2012	July 2012	April 2023
Goiás	July 2012	July 2012	July 2012	April 2023
Tocantins	July 2012	July 2012	July 2012	April 2023
Mato Grosso	July 2012	July 2012	July 2012	April 2023
Rondônia	July 2012	July 2012	July 2012	April 2023
Acre	July 2012	July 2012	July 2012	April 2023

Other Licenses

Embratel holds a domestic long-distance concession and an international long-distance concession, which were granted on December 22, 2005 and will expire on December 31, 2025. Anatel´s regulation establishes a possible revision every five years to take into account new conditions and the reconsideration of service obligation and quality targets. It also holds authorizations to provide local service for an indefinite term. Its authorization to provide DTH satellite television services was granted by Anatel in May 2008 for Embratel TV SAT and will expire in 2023, though it can be renewed for additional 15 year terms.

Our Brazilian satellite subsidiary Star One holds authorizations for C-band frequencies for satellites C-1, C-2, B-2 and B-4, which were renewed for 15-year terms in December 2005. Star One’s authorizations to operate in the Ku-band frequencies for satellites C-1 and C-2 were granted in 2003, and each has a 15-year term. Anatel also granted Star One 15-year authorizations for operation in both the Ku-band and C-band frequencies for satellites B-1 and B-3 in 2007.

Embratel also holds a data services license to operate Multimedia Communication Service domestically and internationally for an indefinite term throughout the country.

Concession Fees

Embratel is required to pay a fee every two years during the term of its concession equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

Expansion, modernization and service quality requirements

Telecommunications providers are subject to universal service requirements and quality targets under their concessions and the General Plan of Quality Goals (“PGMQ”) and General Plan of Telephony Universalization Goals (“PGMU”). The PGMQ sets forth a series of service quality obligations that are incorporated into the concessions. Failure to fulfill quality of service obligations can lead to the imposition of fines and penalties by Anatel. There are a variety of external factors that may impede our ability to fulfill those obligations. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service we provide may also be significantly affected by the quality of the networks on which calls originate or terminate. Anatel’s regulations provide for possible revision every five years to take into account changed conditions and to reconsider universal service obligations and quality targets. Anatel began a process of public comment in 2009 to revise the terms of Embratel’s long distance services concessions, as well as the PGMQ and the PGMU.

Wireless Interconnection Fees

Currently, wireless operators determine interconnection fees by agreement, subject to Anatel intervention only in case of disputes. On February 2005, Anatel commenced an arbitration proceeding against all mobile and fixed line operators in Brazil regarding the inflation adjustment applied by operators on the interconnection fees. The operators agreed on an interim price adjustment of 4.5% on mobile interconnection fees, which Anatel confirmed in 2009. From 2007 to 2008, Claro entered into agreements with major mobile and some fixed operators in Brazil establishing interconnection fees.

In 2009, interconnection fees were submitted to investigation by the Economic Defense Department under the allegation of price squeeze.

In the auction rules for 3G licenses published in 2007, it was established that, by October 2009, all service authorizations terms should be unified under three major areas. In 2010, pursuant to a negotiation process ordered byAnatel, Claro came to an agreement with most of fixed and mobile operators to use an average interconnection rate. However, Claro was unable to reach an agreement with other operators, which has resulted in an ongoing arbitration process before Anatel. If the rates determined in that arbitration process are different from the one Claro has agreed to with most operators, Claro may suffer a financial impact.

In 2005, Anatel defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has proposed that an economic group with more than 20% of market share will be considered to have significant market power for this purpose. Under this proposal, Claro would be an economic group with significant market power.Anatel has not published all of the applicable regulations, but in 2010 the International Telecommunications Union and Anatel commenced the auction process to select the consulting firm that is going to analyze and implement the cost-based methodology that expected to take effect in 2011. When these methods are ultimately implemented and if Claro is deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

Fixed Line Interconnection Fees

Fixed line operators may freely negotiate interconnection rates, subject to a price cap established by Anatel. However, if an operator offers an interconnection tariff below the price cap to another operator, it must offer that price to any other operator that requests it.

Southern Cone

Argentina

The main telecommunications regulatory authorities in Argentina are the Communications Ministry (Secretaría de Comunicaciones) and the National Communications Commission (Comisión Nacional de Comunicaciones), both of which are under the authority of the Ministry of Federal Planning, Public Investment and Services of the National Government.

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

During 2010, the Communications Ministry issued Resolution 98/2010 setting rules for the implementation of number portability, which is expected to begin in December 2011.

In the second half of 2006, Telmex Argentina began renegotiating the conditions of its interconnection contracts with the incumbent operators in Argentina, Telefónica de Argentina S.A. and Telecom Argentina S.A. These contracts regulate the terms and conditions of interconnection for local and domestic and international long-distance telephony between telecommunications operators. Telmex Argentina has made a request to the Communications Ministry to make a determination as to interconnection rates. However, Telmex Argentina has separately been negotiating with other operators to resolve this issue. In the event an agreement is reached, Telmex Argentina and the operators it is negotiating with will voluntarily terminate all pending interconnection regulatory proceedings.

Pursuant to Decree 558/08 all telecommunications providers, including AMX Argentina and Telmex Argentina must contribute 1% of their monthly revenues, determined after certain deductions, to the Universal Fund (Fondo Fiduciario del Servicio Universal) to finance the provision of telecommunication services in underserved areas and to underserved persons.

Chile

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications.

Claro Chile holds a concession covering the entire Chilean territory. The concession was awarded in June 1997 and covers a 30-year period. The concession contains coverage, reporting and service requirements. The Chilean Transportation and Communications Ministry is authorized to foreclose and sell the shares of a concessionaire in case of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 MHz within the 850 MHz frequency, which permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

Our subsidiaries have the right to use licenses to provide local fixed and wireless service through the 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country, domestic and international long-distance service, data services, Internet access, pay television services and value-added services.

Mobile and fixed number portability regulation is being currently enacted and is expected to be implemented in 2011.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AMX Paraguay holds a nationwide PCS 1900 spectrum license for a five-year term starting on January 26, 2009. AMX Paraguay also holds an Internet Access license covering the entire territory for a 5-year period starting on December 19, 2007. In November 2010, AMX Paraguay received license for a five year term to provide residential TV services. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. In December 2010, the National Telecommunications Commission of Paraguay approved the regulation for number portability, which is expected to be implemented in December 2011.

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladorada de Servicios de Comunicaciónes) is in charge of supervising the telecommunications industry in Uruguay. In June 2004, we acquired a 20-year license to operate three broad-band PCS frequencies in Uruguay.

Colombia and Panama

Colombia

The Ministry of Communications and the CRC are responsible for regulating and overseeing the telecommunications sector, including cellular operations. In addition, the main telecommunications regulatory authority in Colombia with respect to cable and broadcast television is the National Television Commission (Comisión Nacional de Televisión). The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

In September 2009, the CRC issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if there is a substantial difference between that market participant’s traffic, revenues and subscriber base and its competitors’ traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations, which limit Comcel’s flexibility in offering pricing plans to its customers, were first implemented on December 4, 2009. As of the date of this annual report, the CRC is evaluating whether to broaden or suspend the regulations. If the regulations are broadened, they could have an adverse impact on our operations, but we cannot predict the effects on Comcel’s financial performance. See Note 17 to our audited consolidated financial statements included in this annual report.

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

Claro Panamá has a license for the provision of mobile voice, data and video services in Panama. The license grants the right for use of 30 MHz in the 1900 MHz band for a 20-year period.

Andean Region

Ecuador

Our wireless and fixed line operations are subject to regulation by:

•	the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones, or “Senatel”), which is responsible for executing the National Telecommunications Counsel’s resolutions;

•	the Telecommunications Agency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions; and

•

Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is responsible for the telecommunications industry’s development.

In 2006, Conecel obtained a concession to operate 10 MHz on the 1900 MHz (Sub Band E-E) radio spectrum. This included a concession for PCS services granted in August 2008 that expires in August 2023, and concessions for data transmission and Internet services granted in May 2002 that expire in May 2017. The new PCS concession allows us to provide 3G services and contains stricter quality of service requirements regarding issues such as number of successful call completions, average delivery time of SMS services, area coverage and service.

Ecuador Telecom holds a concession to offer fixed-line telephony (including long-distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band that expires in May 2023.

Peru

The main telecommunications regulatory authorities in Peru are the Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú) and the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones).

América Móvil Perú holds concessions to provide mobile, PCS, fixed, long-distance and value added services covering all departments in Peru. The concessions were awarded by the Ministry of Transportation and Communications in May 2000, March 2001 and December 2002, respectively, and each covers a 20-year period. The concessions contain coverage, reporting and service requirements. The Ministry of Transportation and Communications is authorized to cancel the concessions in case of specified breaches of the terms of a concession. In 2006, Telmex Perú acquired concessions to provide wireless access services in the 3.5 GHz band in Lima and eight provinces in Peru.

Mobile number portability was implemented in January 2010, and during 2010, requests transferring to América Móvil Perú amounted to 72.9% of total portability requests.

Central America

El Salvador

CTE’s business is subject to comprehensive regulation and oversight by the Electricity and Telecommunications Agency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and a nationwide PCS 1900 MHz concession to operate its cellular network.

Guatemala

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

Nicaragua

Enitel’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications Institute (Instituto Nicaragüense de Telecomunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicios Postales).

Honduras

Sercom Honduras’ business is subject to comprehensive regulation and oversight by the Honduran Telecommunications Agency (Comisión Nacional de Telecomunicaciones) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

United States

TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission (“FCC”) and to certain U.S. telecommunications laws and regulations. TracFone is not required to hold wireless licenses to carry out its business.

Caribbean

Dominican Republic

The Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or “Indotel”) is in charge of supervising the telecommunications industry in the Dominican Republic. Codetel holds concessions to provide telecommunication services in the Dominican Republic. The concessions do not contain coverage, reporting or service requirements. Indotel is authorized to cancel the concessions in the event of specified breaches of their terms.

Jamaica

The Office of Utilities Regulator (“OUR”) is in charge of supervising the telecommunications industry in Jamaica. Oceanic holds concessions to provide wireless services in Jamaica that contain coverage, reporting and service requirements. The OUR has the authority to cancel the concessions in the event of specified breaches of their terms.

Puerto Rico

The FCC and the Telecommunications Regulatory Board of Puerto Rico oversee and regulate the telecommunications industry in Puerto Rico. Telpri holds concessions to provide PCS and long-distance services in Puerto Rico that contain coverage, reporting and service requirements. The FCC has the authority to cancel the concessions in the event of specified breaches of their terms.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures by segment for each year in the two-year period ended December 31, 2010. The table below includes capital expenditures on property, plant and equipment and on acquisitions or renewals of licenses. See “Liquidity and Capital Resources—Funding Requirements” under Item 5.

	Year ended December 31,(1)
	2009		2010
	(millions of Mexican pesos)
Mexico Wireless	Ps.	8,254	Ps.	8,179
Mexico Fixed		9,676		9,460
Brazil		25,039		30,890
Southern Cone		7,312		9,709
Colombia and Panama		11,469		7,522
Andean Region		4,672		3,709
Central America		6,120		6,195
United States		462		435
Caribbean		6,826		5,841

Total capital expenditures	Ps.	79,830	Ps.	81,942

(1)	Figures reflect amounts accrued for each period.

We have budgeted capital expenditures of approximately U.S.$8.4 billion for the year ending December 31, 2011, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. We expect to spend approximately one-third of our budgeted capital expenditures in Brazil and approximately one-fifth in Mexico. Our capital expenditures could increase if we obtain regulatory authorization to offer television and audio services in Mexico, or as a result of any business acquisitions. Our historical and budgeted capital expenditures discussed above do not include expenditures on acquisitions.

Item 5.	Operating and Financial Review and Prospects

Introduction

Presentation in IFRS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. We began reporting under IFRS for the year ending December 31, 2010, with an IFRS adoption date of December 31, 2010 and a transition date to IFRS of January 1, 2009. Note 1(II)(b) to our audited consolidated financial statements contains an analysis of the valuation, presentation and disclosure effects of adopting IFRS and a reconciliation between Mexican FRS and IFRS as of January 1 and December 31, 2009 and for the year ended December 31, 2009.

In connection with our adoption of IFRS, we relied on certain exceptions from IFRS that are required or permitted in connection with the initial adoption of IFRS. The mandatory exceptions on which we relied are those relating to (1) the determination of estimates at the date of transition; (2) the prospective application of certain requirements of IAS 27 (as amended in 2008), Consolidated and Separate Financial Statements, applicable to non-controlling interests at the date of transition; and (3) the prospective application of derecognition of financial assets and liabilities. The mandatory exception regarding hedge accounting is not applicable to our derivative financial instruments.

Below we describe the optional exceptions on which we relied, together with a discussion of the impact that the treatment specified by IFRS would have had absent our election to rely on the relevant exemption. See Note 1(II)(b)(7) to our audited consolidated financial statements.

•

Deemed Cost.    We used as the deemed costs at the date of transition the revalued cost of property, plant and equipment under Mexican FRS at December 31, 2008. Had we adopted the historical cost methodology under IFRS, the cost of our property, plant and equipment would have been recognized based on their historical cost and we would have reversed inflation adjustments. Had we adopted the fair value methodology under IFRS, the cost of our property, plant and equipment would have been determined based on an appraisal as of the date of transition and following periods.

•

Business Combinations.    We reflect business combinations prior to the date of transition as they were recognized using the purchase method under Mexican FRS. Had we not exercised this exemption, we would have applied IFRS 3 to all our acquisitions prior to the date of transition to IFRS. IFRS differs from Mexican FRS particularly with respect to recognition and valuation of employment obligations, property, plant and equipment and other liabilities. As a result, the assignment of net values would have been different under IFRS.

•

Cumulative Translation Differences.    We reclassified the cumulative translation effect from all foreign subsidiaries determined under Mexican FRS to retained earnings at the date of transition. Had we not applied this exemption, we would have been able to reclassify the translation effect only for subsidiaries in countries experiencing hyperinflation as defined under IFRS.

Note 3 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2011. We do not currently expect that any of these will have a significant impact on the presentation of our financial statements.

Acquisitions of CGT and Telmex Internacional

During 2010, we acquired a controlling interest in CGT, which owns controlling interests in Telmex Internacional and in Telmex. The acquisition occurred in an initial exchange offer that closed in June 2010 and a series of subsequent exchange offers. We issued new shares of América Móvil in exchange for the shares of CGT we acquired. The acquisition of the controlling interest in CGT was accounted for as a transaction between entities under common control, and accordingly our audited consolidated financial statements include CGT, Telmex Internacional and Telmex as consolidated subsidiaries for all dates and periods presented. The acquisition of the non-controlling interest in CGT was accounted for as purchases of non-controlling interests in a consolidated subsidiary as of the respective dates of acquisition.

We also acquired shares of Telmex Internacional from unrelated parties. The acquisition occurred in an initial offer that also closed in June 2010, concurrently with the initial CGT offer, and a series of subsequent offers that continued in 2011. Shareholders of Telmex Internacional elected whether to receive cash or new shares of América Móvil in exchange for their shares of Telmex Internacional. These transactions have been accounted for as purchases of non-controlling interests in a consolidated subsidiary as of the respective dates of acquisition.

Investment in Net Serviços

We account for our investment in Net Serviços on the equity method, because we do not have a controlling interest in its voting shares. In a series of cash tender offers beginning in 2010 and concluding in January 2011, we substantially increased our interest in the preferred shares of Net Serviços. Following such transactions, we own 91.9% of the total equity of Net Serviços, including 92.3% of its preferred shares (which do not have voting rights), 49.0% of its voting common shares that we own directly, and a non-controlling interest in a company that owns the remaining 51.0% of its voting common shares.

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such measures are:

ARPU—average revenues per subscriber per month. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period by the average number of wireless subscribers for such period. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per subscriber per month. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or four months after they cease using our service, so long as they have not activated a calling card or received traffic.

Market share—We calculate our subscriber market share by dividing our own subscriber figures into the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in 9 segments. Our operations in Mexico are presented in two segments—Mexico Wireless, which comprises principally Telcel, and Mexico Fixed, which consists of Telmex and its subsidiaries providing fixed-line services. Our headquarters operations are allocated to the Mexico Wireless segment. Segment information is presented in Note 21 to our audited consolidated financial statements.

Factors that drive financial performance differ for our different geographical segments, depending on subscriber acquisition costs, the competitive situation, the regulatory environment, economic factors, interconnection rates, capital expenditure requirements and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different segments.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, may affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded net foreign exchange gains of Ps. 5.6 billion in 2010 and Ps. 13.4 billion in 2009. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized net fair value losses on derivatives of Ps. 9.1 billion in 2010 and Ps. 8.5 billion in 2009. See Note 2(o) to our audited consolidated financial statements.

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

Composition of Operating Revenues

Our operating revenues consist of voice mobile revenues (44.1% of total operating revenues in 2010), voice fixed revenues (23.1% in 2010), data mobile revenues (12.7% in 2010), data fixed revenues (10.9% in 2010), Pay TV revenues (1.6% in 2010) and other services and discounts (7.8% in 2010). Other services include revenues from selling handsets and other equipment, as well as other miscellaneous revenue. Revenues from other services also reflect deductions for commissions paid to our distributors.

Voice revenues include primarily monthly subscription charges, airtime charges, charges for local and long-distance calls, and interconnection charges billed to other service providers for calls completed on our network. Revenues from monthly subscription charges are driven mainly by the number of subscribers and the pricing of subscription packages. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid wireless customers generally have an allotment of airtime each month for which they are not required to pay usage charges.

Revenues from wireless and fixed data services include primarily revenues from value-added services, corporate networks, data services and Internet access service. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from VPN services and revenues from the sale of value-added services to these customers.

Pay TV revenue consists primarily of subscription charges, charges for additional programming and advertising revenue.

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

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. Revenues are recognized at the time services are provided. Billed revenues for service not yet rendered are recognized as deferred revenues.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe seasonality is mainly driven by the Christmas shopping season.

General Trends Affecting Operating Results

We have experienced continuing growth in our operating revenues in most of our markets, except for fixed voice services. The main drivers of increased revenues in 2010 were wireless subscriber growth, especially in postpaid wireless plans, and increased use of both wireless and fixed data services. This has been partly offset by declining prices for many services under highly competitive market conditions and by declining interconnection rates. Subscriber acquisition costs, including advertising, handset subsidies and selling expenses, continue to increase. Operating costs have also increased as a result of many factors including the cost of content for wireless data services, increased advertising, customer care programs such as call centers, and the growing size and complexity of our networks. Our operating margin, which depends on the balance between subscriber growth, increasing usage, pricing and higher costs, decreased slightly in 2010.

Consolidated Results of Operations for 2010 and 2009

Operating Revenues

Operating revenues increased by 8.3% in 2010. The Ps. 46.6 billion total increase was attributable to increases in revenues from our mobile operations, pay TV and other services, slightly offset by a decrease in revenues from our fixed-line operations. Without taking into account other services and discounts, our operating revenues increased by 7.3% in 2010.

Voice Mobile—Voice mobile revenues increased by 7.0% in 2010. The Ps. 17.5 billion total increase was principally due to an increase in traffic, which resulted in increased airtime and monthly charges.

Voice Fixed—Voice fixed revenues decreased by 4.6% in 2010. The total decrease of Ps. 6.8 billion in voice fixed revenues was principally due to a decrease in long distance traffic and lower interconnection rates.

Data Mobile—Data mobile revenues increased by 39.3% in 2010. The total increase of Ps. 21.7 billion in data mobile revenues was principally due to increased use of value-added services, including SMS messaging and web browsing.

Data Fixed—Data fixed revenues increased by 8.8% in 2010. The total increase of Ps. 5.3 billion in data fixed revenues was principally due to residential and corporate subscriber growth.

Pay TV—Pay TV revenues increased by 59.2% in 2010. The total increase of Ps. 3.5 billion in Pay TV revenues was principally due to subscriber growth in our Brazilian operations.

Other services and discounts—Revenues from other services and discounts increased by 12.9% in 2010. The total increase of Ps. 5.4 billion primarily reflects sales of handsets, accessories and computers, partially offset by an increase of Ps. 1.7 billion in commissions paid to distributors.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 41.7% of operating revenues in 2010 and 41.5% of operating revenues in 2009. In absolute terms, cost of sales and services increased by 8.9% in 2010. This increase was slightly greater than the 8.3% growth in operating revenues during the same period.

Cost of sales was Ps. 85.5 billion in 2010 and Ps. 80.9 billion in 2009 and primarily represents the cost of handsets, accessories and computers sold to costumers. Costs of handsets, accessories and computers increased by 5.7% in 2010.

Cost of services was Ps. 167.9 billion in 2010 and Ps. 151.7 billion in 2009. The 10.0% increase in 2010 was greater than the growth in service revenues, which increased by 8.3%. Cost of services increased faster than service revenues primarily due to increased royalty payments under our concessions and licenses, increased network maintenance costs and increased expenses related to rental of cell and switch sites.

Commercial, administrative and general—Commercial, administrative and general expenses represented 17.7% of operating revenues in 2010 and 17.2% of operating revenues in 2009. On an absolute basis, commercial administrative and general expenses increased by 11.3% in 2010. The increase in commercial, administrative and general expenses in 2010 principally reflects higher customer services expenses and profit sharing expenses in Mexico, Ecuador and Peru.

Telcel and Telmex, like other Mexican companies, are required by law to pay to their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of each of their taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at a rate of 15% and 10%, respectively, of taxable income. We recognize these amounts under commercial, administrative and general expenses.

Other expense, net—In 2010, we recorded net other expense of Ps. 3.6 billion, compared to net other expense of Ps. 3.4 billion in 2009.

Depreciation and amortization—Depreciation and amortization increased by 14.0% (or Ps. 11.1 billion) in 2010. As a percentage of revenues, depreciation and amortization increased from 14.2% in 2009 to 15.0% in 2010. The increase in depreciation and amortization in 2010 reflects the high level of capital expenditures and the shortening of the useful lives of certain equipment in Brazil, Colombia and Paraguay and certain write-offs in Guatemala.

Operating Income

Operating income increased by 2.3% in 2010, reflecting the increase in our operating revenues. All of our segments reported operating income in 2010. Operating margin (operating income as a percentage of operating revenues) was 25.1% in 2010 and 26.5% in 2009. The decrease in our operating margin in 2010 is due principally to higher subscriber acquisition, network maintenance and customer service costs and royalty payments under our concessions and licenses.

Interest income

Interest income increased by 30.9% in 2010. The total increase of Ps. 1.1 billion in interest income is principally due to higher cash balances.

Interest expense

Interest expense increased by 18.4% in 2010. The total increase of Ps. 2.7 billion in interest expense is principally due to a higher average level of indebtedness.

Foreign exchange gain, net

Foreign exchange gain, net represented Ps. 5.6 billion in 2010, compared to Ps. 13.4 billion in 2009. The lower level of net foreign exchange gains was primarily attributable to a lower rate of depreciation of the U.S. dollar against the major currencies in which we operate, particularly the Brazilian real.

Valuation of derivatives and other financial items, net

Net fair value losses increased by 19.0% in 2010. The total increase of Ps. 1.9 billion is principally due to the effects of exchange rate movements on derivative financial instruments, commissions paid to financial institutions in respect of financing arrangements and debt offerings and brokerage commissions paid in respect of open market share repurchases.

Equity in results of associates

Our proportionate share of the net income of associates accounted for under the equity method was of Ps. 1.7 billion in 2010 and Ps. 2.0 billion in 2009. The income in 2010 and 2009 reflects principally our share of the income reported by Net Serviços.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 26.8% in 2010 and 25.3% in 2009. Our effective rate in 2010 and 2009 includes the recognition of the deferred tax benefits corresponding to tax losses in Brazil. The statutory rate of Mexican corporate income tax was 30% in 2010 and 28% in 2009.

Net Income

We had net income of Ps. 98.9 billion in 2010 and Ps. 106.9 billion in 2009. The decrease in net income in 2010 reflects principally lower levels of exchange gains in 2010.

Segment Results of Operations for 2010 and 2009

We discuss below the operating results of each operating segment. Note 2(b)(ii) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit
	2009	2010	%Change
Guatemalan quetzal	1.658	1.5680	(5.4)%
U.S. dollar	13.5130	12.6371	(6.5)
Brazilian real	6.8248	7.1828	5.2
Colombian peso	0.0063	0.0067	6.3
Argentine peso	3.6311	3.2309	(11.0)
Dominican peso	0.3759	0.3426	(8.9)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2009
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps.146,095	26.0%	Ps. 72,995	49.1%
Mexico Fixed	118,348	21.1	32,505	21.8
Brazil	140,676	25.1	15,489	10.4
Southern Cone	39,822	7.1	4,917	3.3
Colombia and Panama	42,437	7.6	10,886	7.3
Andean Region	26,844	4.8	6,416	4.3
Central America	17,956	3.2	1,280	0.9
United States	22,655	4.0	797	0.5
Caribbean	28,210	5.0	4,085	2.7
Eliminations	(21,788)	(3.9)	(558)	(0.3)

Total	Ps.561,255	100.0%	Ps.148,812	100.0%

	Year ended December 31, 2010
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps.157,555	25.9%	Ps. 76,090	50.0%
Mexico Fixed	114,080	18.8	27,992	18.4
Brazil	154,309	25.4	13,843	9.1
Southern Cone	43,466	7.2	7,531	4.9
Colombia and Panama	48,893	8.0	12,513	8.2
Andean Region	29,484	4.9	9,077	6.0
Central America	17,154	2.8	783	0.5
United States	35,562	5.9	1,617	1.1
Caribbean	26,993	4.4	3,304	2.2
Eliminations	(19,640)	(3.3)	(429)	(0.4)

Total	Ps.607,856	100.0%	Ps.152,321	100.0%

Mexico Wireless

Segment operating revenues increased by 7.8% in 2010. Excluding revenues from other services and discounts, service revenues increased by 8.2% in 2010. This increase in service revenues was primarily driven by an increase in data revenues and voice revenues. Wireless voice revenues increased by 3.2% in 2010, reflecting growth in revenues from monthly charges and airtime, long distance and roaming services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Wireless data revenues increased by 26.8% in 2010, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce. In 2010, the components of service revenues were wireless voice (74.7%) and wireless data (25.3%).

In 2010, the number of prepaid wireless subscribers increased by 7.1%, and the number of postpaid wireless subscribers increased by 21.6%, resulting in an increase in the total number of wireless subscribers in Mexico of 8.4% to approximately 64.1 million as of December 31, 2010, which represented a net addition of 4.9 million wireless subscribers.

Average MOUs per subscriber increased by 8.2% in 2010. ARPU increased by 1.8% in 2010. During 2010, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers) and MOUs but dampened the increase in ARPU. Reductions in interconnection tariffs and a decline in long distance traffic resulted in lower interconnection revenues in 2010. The wireless churn rate for our Mexican Wireless operations remained stable at 3.2% in 2009 and 2010.

Segment operating income increased by 11.1% in 2010. Segment operating margin (operating income as a percentage of operating revenues) was 48.3% in 2010 and 50.0% in 2009. The increase in segment operating income and operating margin in 2010 is due principally to a slower rate of increase in interconnection and network maintenance costs than in our operating revenues.

The financial information for our Mexico Wireless segment set forth in Note 21 includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in our Mexico Wireless segment and excludes the results of our group corporate activities.

Mexico Fixed

Segment operating revenues decreased by 3.6% in 2010. Excluding revenues from other services and discounts, service revenues decreased by 5.6%. This decrease is principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues decreased by 10.3% in 2010, reflecting significant reductions in local and long distance traffic and lower interconnection fees. Revenues from broadband and corporate network services increased by 6.7% in 2010, principally due to corporate and residential subscriber growth. In 2010, the components of service revenues were fixed voice (69.2%) and broadband and corporate network services (30.8%).

In 2010, the number of fixed voice RGUs in Mexico decreased by 1.8%, and the number of broadband RGUs in Mexico increased by 12.8%, resulting in an increase in total RGUs in Mexico of 2.4% to approximately 23.0 million as of December 31, 2010. In 2010, long distance minutes increased by 1.6% and interconnection minutes decreased by 0.7%, resulting in an increase in total minutes in Mexico of 0.2%. The fixed voice churn rate decreased slightly from 1.4% in 2009 to 0.9% in 2010. The broadband churn rate remained stable at 1.6% in 2009 and 2010.

Segment operating income decreased by 13.9% in 2010. Segment operating margin was 24.5% in 2010 and 27.5% in 2009. The decrease in segment operating income and operating margin in 2010 is due principally to the decrease in operating revenues and increased costs of equipment, network maintenance costs and energy costs.

Brazil

Segment operating revenues increased by 9.7% in 2010. This increase partly reflects the appreciation of the Brazilian real against the Mexican peso. On a local-currency basis, segment operating revenues increased by 4.9% in 2010.

Excluding revenues from other services and discounts, service revenues on a local-currency basis increased by 5.6% in 2010. This increase in service revenues is due principally to increases in fixed and wireless data revenues. Wireless data revenues increased 31.3% in 2010 and fixed data revenues increased 3.7%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by nearly a factor of five in 2010 as a result of subscriber growth driven by new commercial packages of Embratel and Net Serviços. Wireless and fixed voice revenues remained flat in 2010 as compared to 2009. In 2010, the components of service revenues were wireless voice and wireless data services (48.7%) and fixed voice, broadband and pay TV services (51.3%).

In 2010, the number of prepaid wireless subscribers increased by 15.9%, and the number of postpaid wireless subscribers increased by 18.1%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 16.3% to approximately 51.6 million as of December 31, 2010. In 2010, the number of fixed voice RGUs increased by 22.7%, the number of broadband RGUs increased by 21.5% and the number of pay TV RGUs increased by 39.2%, resulting in an increase in total RGUs in our Brazil segment of 28.1% to approximately 18.6 million as of December 31, 2010.

Average MOUs per subscriber increased by 13.1% in 2010. The increase in average MOUs during 2010 reflects increased traffic due to new commercial plans and promotional packages in Brazil. On a local-currency basis, ARPU decreased by 13.6% in 2010. This decrease during 2010 reflects a decrease in monthly, airtime and interconnection rates.

Segment operating income decreased by 10.6% in 2010. On a local-currency basis, operating income decreased by 15.2%. Segment operating margin was 9.0% in 2010 and 11.0% in 2009. On a local-currency basis, 2010 operating margin was 8.8% and 2009 operating margin was 10.7%. Segment operating income and operating margin in 2010 continued to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. In 2010, the depreciation expense resulting from the shortening of the useful lives of certain plant and equipment in Brazil was Ps. 3.4 billion. On a local-currency basis, depreciation and amortization expenses represented 22.0% of segment operating revenues in 2010 and 18.0% of segment operating revenues in 2009.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues increased by 9.2% in 2010. This increase partly reflects the depreciation of the local currencies against the Mexican peso. On a local-currency basis, segment operating revenues increased by 16.8% in Argentina, Paraguay and Uruguay, and by 22.4% in Chile. For this purpose, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Excluding revenues from other services and discounts, service revenues on a local-currency basis increased by 18.9% in Argentina, Paraguay and Uruguay, and by 23.3% in Chile. These increases in service revenues were driven primarily by increased postpaid and prepaid rates. In 2010, wireless voice and data services reflected 93.7% of service revenues in Argentina, Paraguay and Uruguay and 64.1% in Chile.

Average MOUs per subscriber increased by 2.1% in 2010, primarily due to new promotional packages for prepaid and postpaid services. On a local-currency basis, ARPU increased by 9.1% in Argentina, Paraguay and Uruguay and decreased by 0.1% in Chile. ARPU was positively affected by higher prices and higher usage of data and adversely affected by lower usage by newly-added subscribers.

Segment operating income increased by 53.2% in 2010. On a local-currency basis, operating income increased by 46.4% in Argentina, Paraguay and Uruguay, and decreased by 31.7% in Chile. Segment operating margin was 17.3% in 2010 and 12.3% in 2009. On a local-currency basis, 2010 operating margin was 35.6% in Argentina, Paraguay and Uruguay, and 15.7% in Chile, and 2009 operating margin was 28.4% in Argentina, Paraguay and Uruguay, and 14.6% in Chile. Results in all countries in the segment reflect the increased leverage of our network and customer service infrastructure, which in Chile was more than offset by increases in subscriber acquisition costs.

Colombia and Panama

Segment operating revenues increased 15.2% in 2010. This increase partly reflects the appreciation of the local currencies against the Mexican peso. On a Colombian peso basis, segment operating revenues increased by 7.9%. For this purpose, we analyze segment results in terms of the Colombian peso because Colombian operations represent the great majority of our operations in this segment.

Excluding revenues from other services and discounts, service revenues on a Colombian peso basis increased by 5.6% in 2010. This increase reflected principally increases in fixed and wireless data revenues. Fixed and wireless data services increased by 42.0% in 2010, as a result of new promotional packages focused on SMS texting and web browsing. Fixed and wireless voice revenues decreased by 1.3% in 2010. Pay TV revenues decreased slightly by 0.5% in 2010. In 2010, wireless voice and wireless data services represented 82.6% of our segment service revenues.

Average MOUs per subscriber increased by 14.5% in 2010. On a Colombian peso basis, ARPU increased by 0.7% in 2010. The increases in average MOUs and ARPU in 2010 reflected primarily an increase in traffic resulting from the net increase in subscriber growth.

Segment operating income increased by 14.9% in 2010. On a Colombian peso basis, operating income increased by 5.5%. Segment operating margin was 25.6% in 2010 and 2009. On a Colombian peso basis, 2010 operating margin was 26.5%, and 2009 operating margin was 27.1%. The decrease in segment operating margin in 2010 is due principally to a Ps. 1.8 billion depreciation expense resulting from the shortening of the useful lives of certain plant and equipment in Colombia. Segment results also reflect increased costs for technical personnel and content for wireless data services.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 9.8% in 2010. This increase partly reflects the depreciation of the local currencies against the Mexican peso. On a local-currency basis, segment operating revenues increased by 11.1% in Ecuador and by 17.2% in Peru.

Excluding revenues from other services and discounts, service revenues on a local-currency basis increased by 11.5% in Ecuador, and by 19.3% in Peru. These increases in service revenues were driven primarily by higher usage of all services, particularly wireless voice and wireless and fixed data services. In 2010, wireless voice and wireless data services represented 97.9% of service revenues in Ecuador and 86.9% in Peru.

Average MOUs per subscriber increased by 9% in 2010, reflecting principally increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. On a local-currency basis, ARPU decreased by 11.1% in Ecuador and increased by 4.8% in Peru. ARPU in both countries was affected by higher prices from data services and airtime and the elimination of national long distance charges. Revenues from interconnection rates decreased in Ecuador, but increased in Peru.

Segment operating income increased by 41.5% in 2010. On a local-currency basis, operating income increased by 18.3% in Ecuador and by 54.3% in Peru. Segment operating margin was 30.8% in 2010 and 23.9% in 2009. On a local-currency basis, 2010 operating margin was 35.9% in Ecuador, and 29.5% in Peru, and 2009 operating margin was 33.7% in Ecuador and 22.4% in Peru. The increase in segment operating income and operating margin in 2010 was driven by lower subscriber acquisition costs partially offset by increased concession fees, employee profit sharing and network maintenance costs.

Central America—Guatemala, El Salvador, Honduras and Nicaragua

Segment operating revenues decreased by 4.5% in 2010. Segment operating revenues partly reflect the depreciation of the local currencies against the Mexican peso. On a U.S. dollar basis, segment operating revenues increased by 2.4% in 2010. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in El Salvador (our headquarters for this segment) and the currencies in Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Excluding revenues from other services and discounts, service revenues on a U.S. dollar basis increased by 2.8%. These increases in service revenues were driven primarily by increases in wireless voice, data, broadband and pay TV services, offset by decreases in fixed voice services. In 2010, the components of segment operating revenues were wireless voice and wireless data services (52.8%) and fixed voice, broadband and pay TV (47.2%).

Average MOUs per subscriber increased by 6.4% in 2010, primarily due to new commercial plans for voice and data services. On a U.S. dollar basis, ARPU decreased by 16.7%. This decrease was primarily attributable to lower interconnection and long distance rates and more aggressive pricing packages for monthly airtime and data services.

Segment operating income decreased by 38.8% in 2010. On a U.S. dollar basis, operating income was largely eliminated in 2010. Segment operating margin was 4.6% in 2010 and 7.1% in 2009. On a U.S. dollar basis, 2010 operating margin was 0.1%, and 2009 operating margin was 10.7%. In 2010, we replaced our network in Guatemala, resulting in a Ps. 645,930 million write-off of the book value of the old network. Excluding this depreciation expense in Guatemala, segment operating income would have decreased by 62.1% on a U.S. dollar basis.

United States

Segment operating revenues increased by 57.0% in 2010. This increase partly reflects the depreciation of the U.S. dollar against the Mexican peso. On a local-currency basis, segment operating revenues increased by 67.3% in 2010.

Excluding revenues from other services and discounts and excluding certain transactions with other segments, operating revenues on a local-currency basis increased by 61.5% in 2010. This increase in service revenues reflected principally new commercial plans and promotional packages such as Straight Talk and Safe Link that contributed to the increase in subscriber growth and usage. In 2010, the number of wireless subscribers, all of which are prepaid subscribers, increased by 23.0% to approximately 17.8 million as of December 31, 2010.

Average MOUs per subscriber increased by 188.9% in 2010. On a local-currency basis, ARPU increased by 30.0% in 2010. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages.

Segment operating income increased 102.9% in 2010. On a local-currency basis, and excluding certain transactions with other segments, operating income increased 15.9% in 2010. This increase primarily reflects subscriber growth due to new commercial plans and promotional packages.

Segment operating margin was 4.5% in 2010 and 3.5% in 2009. On a local-currency basis, and excluding certain transactions with other segments, 2010 operating margin was 8.3% and 2009 operating margin was 12.0%. The decrease in operating margin in 2010 reflects principally higher subscriber acquisition costs, service costs, equipment costs.

Caribbean—Dominican Republic, Puerto Rico and Jamaica

Segment operating revenues increased by 4.3% in 2010. On a U.S. dollar basis, segment operating revenues increased by 2.7%. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currencies in the Dominican Republic and Jamaica are relatively stable against the U.S. dollar.

Excluding revenues from other services and discounts, service revenues on a U.S. dollar basis increased by 2.4%. These increases in service revenues were driven primarily by increases in data services, partially offset by lower voice revenues, in each case as a result of more aggressive pricing practices. In 2010, the components of segment operating revenues were wireless voice and wireless data services (48.6%) and fixed voice, broadband and pay TV services (51.4%).

Average MOUs per subscriber increased by 21.7% in 2010, primarily due to more competitive packages for wireless voice services. On a U.S. dollar basis, ARPU remained flat in 2010.

Segment operating income decreased by 19.1% in 2010. On a U.S. dollar basis, operating income decreased by 13.4% in 2010. Segment operating margin was 12.2% in 2010 and 14.5% in 2009. On a U.S. dollar basis, 2010 operating margin was 12.6%, and 2009 operating margin was 15.0%. The decreases in segment operating income and operating margin in 2010 were driven primarily by increases in network maintenance, administration and consumer services expenses.

Liquidity and Capital Resources

Funding Requirements

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 201.6 billion in 2010 and Ps. 216.5 billion in 2009. Our cash and cash equivalents amounted to Ps. 95.9 billion at December 31, 2010, compared to Ps. 59.8 billion at December 31, 2009. We use the cash that we generate from our operations and from borrowings primarily for the following purposes:

•

We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment were Ps. 77.8 billion in 2010 and Ps. 77.4 billion in 2009. We have budgeted capital expenditures for 2011 to be approximately U.S.$ 8.4 billion. See “Capital Expenditures” under Item 4.

•

We make capital expenditures to acquire or renew licenses. Our capital expenditures to acquire or renew licenses were Ps. 4.1 billion in 2010 and Ps. 2.4 billion in 2009. The 2010 expenditures were primarily to acquire additional spectrum in Mexico and a new license in Costa Rica. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	In some years, we make substantial expenditures on acquisitions. In 2010, we spent Ps. 34.0 billion acquiring shares of Telmex Internacional and Ps. 26.8 billion acquiring shares of Net Serviços.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2010, we had Ps. 9.0 billion of principal due in 2011.

•

We pay regular dividends. We paid Ps. 17.2 billion in dividends in 2010 and Ps. 33.1 billion in 2009. Dividends for 2009 included an extraordinary dividend of Ps. 0.50 per share at year end. Our shareholders have approved the payment of a Ps. 0.36 dividend per share in two installments in 2011.

•

We regularly repurchase our own shares. We also spent (including commissions and value-added taxes) Ps. 18.2 billion repurchasing our own shares in the open market in 2010 and Ps. 31.5 billion in 2009. Our shareholders have authorized additional repurchases, and we have continued repurchasing our shares in the open market in 2011, but whether we will continue to do so will depend on considerations including market prices and our other capital requirements.

The following table summarizes certain contractual obligations as of December 31, 2010. Many of our obligations are denominated in currencies other than Mexican pesos. Our purchase obligations and approximately 48.6% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2010:
Equipment leases	Ps.	735	Ps.	441	Ps.	294	Ps.	—	Ps.	—
Real estate leases		18,845		4,006		6,818		4,330		3,691
Short-term debt		9,039		9,039		—		—		—
Long-term debt		294,061		—		79,906		51,000		163,155
Purchase obligations		7,709		6,969		326		81		333

Total	Ps.	330,389	Ps.	20,455	Ps.	87,344	Ps.	55,411	Ps.	167,179

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2010. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 MHz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 MHz acquired during 2005.

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

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. We have arranged several equipment financing facilities to further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$ 680 million in committed undrawn equipment financing facilities.

As of December 31, 2010, our total consolidated indebtedness was Ps. 303.1 billion, compared to Ps. 277.2 billion as of December 31, 2009. Our net debt (total debt minus cash and cash equivalents) at December 31, 2010 was Ps. 206.7 billion, a decrease of 5.0% as compared to December 31, 2009. This decrease reflects, among other things, our increased capacity for generating cash flow.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 74.1% of our indebtedness at December 31, 2010 was denominated in currencies other than Mexican pesos (approximately 65.7% of such non-Mexican peso debt in U.S. dollars and 34.3% in other currencies), and approximately 27.4% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 25.3% of our total debt as of December 31, 2010 was denominated in U.S. dollars and approximately 25.0% was subject to floating rates.

The weighted average cost of all our third-party debt at December 31, 2010 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.2%.

Our major categories of indebtedness at December 31, 2010 are summarized in the table below.

(millions of Mexican pesos)
Debt:
Denominated in U.S. dollars:
Export credit agency loans	Ps.19,540
Other bank loans	13,566
5.500% Notes due 2014	9,824
5.750% Notes due 2015	5,849
5.625% Notes due 2017	7,206
5.000% Senior Notes due 2019	9,268
5.500% Senior Notes due 2019	6,179
3.625% Senior Notes due 2015	9,268
5.500% Senior Notes due 2015	9,866
5.000% Senior Notes due 2020	24,714
6.125% Senior Notes due 2040	15,446
6.375% Notes due 2035	12,126
6.125% Notes due 2037	4,563

Total	147,415

Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	61,203
8.75% Senior Notes due 2016	4,500
9.00% Senior Notes due 2016	5,000
8.46% Senior Notes due 2036	7,872
Other bank loans	46

Total	78,621

Denominated in euro:
Export credit agency loans	186
3.75% Senior Notes due 2017	16,539
4.75% Senior Notes due 2022	12,404

Total	29,129

Denominated in pounds sterling:
5.75% Senior Notes due 2030	12,540

Total	12,540

Denominated in Colombian pesos	4,003

Denominated in Brazilian reais	2,960

Denominated in other currencies	28,432

Total debt	303,100
Less short-term debt and current portion of long-term debt	9,039

Total long-term debt	294,061

Additional information about certain categories of our indebtedness is provided below:

•

Dollar-denominated international notes.    We and our subsidiary Telmex have outstanding debt securities in the international markets denominated in U.S. dollars. In March 2011, we issued additional América Móvil notes of two series (5.750% Notes due 2015 and 5.00% Notes due 2020) in exchange for outstanding Telmex notes of two series (5.50% Notes due 2015 and 5.50% Notes due 2019) and cancelled the exchanged Telmex notes.

•

Mexican peso-denominated international notes.    Our 9.0% senior notes due January 2016 and our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic notes.    Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2011 through 2037. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

•

Colombian peso-denominated notes.    Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. One series bears interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2013. Another bears interest at a 7.59% fixed rate, and matures in 2016. Some series are guaranteed by América Móvil.

•

Bank loans.    At December 31, 2010, we had approximately Ps. 33,373 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates. In May 2011, we entered into two revolving syndicated facilities – one for U.S.$2 billion and one for the Euro equivalent of U.S.$2 billion. They replaced a previous U.S.$2 billion credit facility that matured in April 2011. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. The syndicated facilities limit our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies.    We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization. Some facilities bear interest at a fixed rate while others bear interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, in some cases with the guarantee of Telcel.

All of the public securities issued by América Móvil in international and Mexican capital markets, and amounts due under our syndicated loan facility and export credit facilities, are guaranteed by Telcel. At December 31, 2010, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 202.4 billion (U.S.$16.4 billion), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2010, our subsidiaries other than Telcel had indebtedness of Ps. 100.7 billion (U.S.$8.2 billion).

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

As of December 31, 2010, we had the following derivatives positions, with an aggregate fair value of Ps. 4.9 billion:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$3,592 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$1,673 million to hedge our exposure to our U.S. dollar denominated debt.

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 244 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos.

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 123 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars.

•

A Japanese Yen-U.S. dollar cross-currency swap with a notional amount of Yen¥ 13,000 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

•

A Japanese Yen-Mexican peso cross-currency swap with a notional amount of Yen¥ 19,891 million with respect to our total Japanese Yen-denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in Mexican pesos.

•

Swiss Franc-Euro cross currency swap with a notional amount of CHF230 million with respect to our total Swiss Franc-denominated debt. Under this swap, we replaced our obligation to make payment in Swiss Franc with an obligation to make payment in Euros.

•

Mexican interest rate swaps with a notional amount of Ps.26.0 billion with respect to our total Mexican denominated debt. Under a portion of these swaps (Ps. 25.3 billion), we replaced our obligation to make floating rate payments with obligations to make fixed rate payments. The other portion of these swaps (Ps. 700 million) replaces our obligation to make fixed rate payments with an obligation to make floating rate payments.

Off-Balance Sheet Arrangements

As of December 31, 2010, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

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

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2010 to Ps. 80.3 billion, or 17.6% of our operating costs and expenses. See Note 8 to our consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. In 2010, we recorded additional depreciation expense of Ps. 6.3 billion resulting from the shortening of the useful lives of certain fixed-line equipment in Brazil, Colombia, Paraguay and Guatemala. See Note 8 to our consolidated financial statements.

Impairment of Long-Lived Assets, Intangible Assets and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and intangible assets. Impairment testing for goodwill is required to be performed on an annual basis. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carryforwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record deferred tax assets based on the amount that we believe is more likely than not to be realized. In assessing the future realization of deferred tax assets, we consider future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income.

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

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with IFRS.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 12 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 2010. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

All of the current members of the Board of Directors, the Executive Committee, the Audit and Corporate Practices Committee, and the Operations in Puerto Rico and the United States of America Committee, as well as the Corporate Secretary and the Corporate Pro-Secretary, were elected or ratified at the annual general shareholders’ meeting held on April 27, 2011, with twelve directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. No alternate directors were appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the members of the Board elected and ratified at the annual general shareholders’ meeting held on April 27, 2011, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Patrick Slim Domit	Born:	1969
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:

2004

2012

Co-Chairman of our Board of Directors

Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Telmex

Chief Executive Officer of Grupo

Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

	Business experience:	Commercial Markets of Telmex

Carlos Slim Domit	Born:	1967
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2012 Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V.

	Other directorships:	Director of Grupo Carso, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V. and Chairman of the Board of Directors of CGT, Telmex and Telmex Internacional

	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V.

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2000 2012 Chief Executive Officer of América Móvil Director of Grupo Carso, S.A.B. de C.V., Telmex and CGT

	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Alejandro Soberón Kuri	Born:	1960
Director, Chairman of the Audit and Corporate Practices Committee and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2012 Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.
	Other directorships:	Chairman of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. and Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at Interamericana de Entretenimiento, S.A.B. de C.V.
Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2004 2012 Chief Executive Officer of Value, S.A. de C.V., Casa de Bolsa
	Other directorships:	Director of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.
Rayford Wilkins, Jr.	Born:	1951
Director and Member of the Executive Committee	First elected: Term expires: Principal occupation:	2005 2012 Chief Executive Officer of the AT&T Diversified Businesses Division
	Other directorships:	Director of Valero Energy Foundation, Tiger Woods Foundation and National Urban League
	Business experience:	Various positions in the wireless industry at SBC Group
Michael J. Viola	Born:	1954
Director	First elected: Term expires: Principal occupation:	2009 2012 Senior Vice President of Corporate Finance AT&T, Inc.
	Other directorships:	Director of Telmex
	Business experience:	Various positions in the wireless industry at AT&T
Ernesto Vega Velasco	Born:	1937
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation	2007 2012 In retirement. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies

	Other directorships:	Chairman of Wal-Mart de México, S.A.B. de C.V. and Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso S.A.B. de C.V., Impulsora de Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and Alternate Director of Industrias Peñoles, S.A.B. de C.V.

	Business experience:	Since 1971, various positions in Desc Group, including Corporate Vice-president

Santiago Cosío Pando	Born:	1973
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2008 2012 President of Grupo Pando, S.A. de C.V.

	Business experience:	Various positions in Grupo Pando, S.A. de C.V.

Arturo Elías Ayub	Born:	1966
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2012 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex

	Other directorships:	Director of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., CGT, Sears Roebuck de México and TM & MS LLC Chief Executive Officer of Sociedad Comercial

	Business experience:	Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís	Born:	1957
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2012 Chief Fixed Line Operations Officer of América Móvil

	Other directorships:	Director of Telmex and Telmex Internacional

	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex and Head of Finance at Grupo Condumex, S.A. de C.V.

Louis C. Camilleri	Born:	1955
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2012 Chief Executive Officer of Philip Morris International

	Other directorships:	Chairman of Philip Morris International

	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International.

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo	Born:	1967
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2012 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.

	Other directorships:	Director of Kimberly Clark de Mexico, S.A.B. de C.V. and Acciones y Valores Banamex, S.A., Casa de Bolsa

	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2012 Retired

	Other directorships:	Director of Grupo Financiero Inbursa, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Grupo Carso, S.A.B. de C.V.

	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Daniel Hajj Aboumrad and Arturo Elías Ayub are the sons-in-law of Carlos Slim Helú and brothers-in-law of Patrick Slim Domit and Carlos Slim Domit. Patrick Slim Domit and Carlos Slim Domit are sons of Carlos Slim Helú.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of four members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee are named by our Mexican controlling shareholders and one member by AT&T, Inc. (formerly SBC International, Inc.). See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Patrick Slim Domit, Carlos Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Rayford Wilkins, Jr., named by AT&T.

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

•

obtain from our auditors a report that includes a discussion of critical accounting policies used by the Company, any alternative accounting treatments for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;

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

In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican securities laws and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee shall request opinions of our executive officers for purposes of preparing the annual report. The Board of Directors must seek the opinion of the Audit and Corporate Practices Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit and Corporate Practices Committee is independent, as independence is determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the U.S. Securities and Exchange Act of 1934.

Operations in Puerto Rico and the United States of America Committee

The Operations in Puerto Rico and the United States of America Committee consists of Messrs. Patrick Slim Domit, Carlos Slim Domit, Daniel Hajj Aboumrad, Arturo Elías Ayub, Oscar Von Hauske Solís, Ernesto Vega Velasco, Pablo Roberto Gonzalez Guajardo, David Ibarra Muñoz, Alejandro Soberón Kuri, Carlos Bremer Gutiérrez, Louis C. Camilleri and Santiago Cosío Pando. The mandate of the Operations in Puerto Rico and the United States of America Committee is to act in the name and on behalf of the Company’s Board of Directors in respect of the Company’s Puerto Rican subsidiary, Telpri (including its subsidiaries); and the Company’s U.S. subsidiary Tracfone (including its subsidiaries). To perform this function, the Committee may rely on the internal structures of the Company and its subsidiaries.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex’s Mexican subsidiaries, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos (Pemex)

Carlos Cárdenas Blásquez	Appointed:	2000
Chief Wireless Operations Officer	Business experience:	Various positions at Telmex, including Operating Manager for the paging service company Buscatel, S.A. de C.V. and Vice-President of operations for Telmex USA, Manager at Grupo Financiero Inbursa, S.A.B. de C.V.

Oscar Von Hauske Solís	Appointed:	2010
Chief Fixed Line Operations Officer	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex and Head of Finance at Grupo Condumex, S.A. de C.V.

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2010 was approximately Ps. 3 million and Ps. 49.9 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership of Directors and Senior Management

The co-chairman of our Board of Directors, Patrick Slim Domit, holds 444 million (or 3.8%) of our AA Shares and 911 million (or 3.3%) of our L Shares directly. The co-chairman of our Board of Directors, Carlos Slim Domit, holds 444 million (or 3.8%) of our AA Shares and 783 million (or 2.8%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, the Slim Family may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 10.

Except as described above, according to the ownership reports of shares or other securities or rights in our shares prepared by our directors and members of senior management and provided to us, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. We request our directors and members of senior management to provide ownership information of Company shares or other securities or rights in our shares on a yearly basis.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2010:

	December 31,
	2008	2009	2010
Number of employees	52,879	53,661	148,058

Category of activity:
Wireless	41,365	42,968	46,117
Fixed	11,514	10,693	101,941

Geographic location:
Mexico	16,526	17,347	70,917
South America	20,360	21,133	60,688
Central America	7,869	7,384	8,102
Caribbean	7,530	7,163	7,676
United States	594	634	675

As of December 31, 2010, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Comunicaciones y Transportes de la República Mexicana) represented approximately 87% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring Mexican employees and pension and death benefits to retired Mexican employees. Mexican retirees are entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including our Brazilian subsidiaries, Telgua, Enitel, CTE, Claro Chile, AMX Argentina, Telmex Colombia and Telpri, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of April 30, 2011. The table does not give effect to a 2-for-1 stock split approved by our shareholders in April 2011, which will become effective on a date to be determined in the second half of 2011.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	27,649	69.6%	—
AA Shares (no par value)	11,712	29.5%	96.8%
A Shares (no par value)	387	0.9%	3.2%

Total	39,748	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

According to reports of beneficial ownership of our shares filed with the SEC on March 7, 2011, the Slim Family may be deemed to control us through their beneficial ownership held by a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”) and Inmobiliaria Carso and their direct ownership of shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this Item 7.

The following table identifies each owner of more than 5% of any series of our shares as of April 30, 2011. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares. Figures below do not include the total number of L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

Shareholder	Shares Owned (millions)	Percent of Class
AA Shares:
Family Trust(1)	5,447	46.5%
AT&T Inc.(2)	2,870	24.5%
Inmobiliaria Carso(3)	696	5.9%

L Shares
Family Trust(1)	2,999	10.7%

(1)	Based on beneficial ownership reports filed with the SEC on March 7, 2011, the Family Trust is a Mexican trust which directly holds AA Shares and L Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 1,779 million AA Shares and 4,729 million L Shares representing 15.2% and 16.9%, respectively, of each series. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any class of our shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(2)	Based on beneficial ownership reports filed with the SEC on March 1, 2011, AT&T also owned approximately 752 million L Shares. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares and L Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

The Family Trust is party to an agreement dated February 28, 2011 (the “Shareholders Agreement”) with AT&T International, Inc. (“AT&TI”), which is a subsidiary of AT&T, Inc. (“AT&T”) and the trust through which AT&TI owns AA Shares. The Shareholders Agreement governs the ownership and voting of any AA Shares owned from time to time by the Family Trust and AT&TI. Among other things, the Shareholders Agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party and grants certain tag along and drag along rights, which, in the event the Family Trust sells a majority of its AA Shares to a third party permit (i) AT&TI to sell the same portion of its AA Shares to such third party in connection with the sale of such AA Shares of the Family Trust and (ii) the Family Trust to require AT&TI to sell the same portion of its AA Shares to such third party as the Family Trust is selling to such third party. However, the right of first offer and the tag along and drag along rights do not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee.

As of April 30, 2011, 38.7% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.3% of the L Share ADSs were held by 11,783 registered holders with addresses in the United States. As of such date, 33.7% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.5% of the A Share ADSs were held by 5,144 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2010, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 175,000 million, and to date during 2011 we have been authorized to repurchase an additional Ps. 50,000 million. As of April 30, 2011, we had repurchased 10,020 million L Shares and 36 million A Shares, with an aggregate value of approximately Ps. 146,105 million (not including applicable commissions and taxes).

RELATED PARTY TRANSACTIONS

We have an agreement to receive consulting services from AT&T. During 2011, we will pay U.S.$10.0 million to AT&T in compensation for its services. In 2010 and 2009 we paid U.S.$7.5 million annually to AT&T in compensation for its services. We have agreements with AT&T International and its affiliates that provide for the completion of calls in our respective countries of operation.

We have extensive transactions with Net Serviços, our equity method investee, all in the ordinary course of business.

Our subsidiaries purchase materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with us, including Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Some of our subsidiaries also purchase network construction, services and materials from Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

In November 2010, we entered into a credit agreement with our affiliate Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa that provides for a line of credit of up to U.S.$400 million to us and/or any of our subsidiaries.

In April 2011, we made short-term loans in the aggregate amount of U.S.$800 million to our affiliate Minera Frisco, S.A.B. de C.V. and two of its subsidiaries. The interest rate on U.S.$600 million of the loans was 1.5% and on U.S.$200 million of the loans was 1.7%. The loans mature between July 2011 and September 2011. The U.S.$200 million of the loans with an interest rate of 1.7% was prepaid in May 2011.

Note 18 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8.	Financial Information

See “Financial Statements” under Item 18 and pages F-1 through F-103.

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Payment Date	Pesos per Share	Dollars per Share
November 19, 2010	Ps.0.16	U.S.$	0.0130
July 23, 2010	Ps.0.16	U.S.$	0.0126
December 10, 2009	Ps.0.50	U.S.$	0.0386
July 24, 2009	Ps.0.30	U.S.$	0.0227
July 25, 2008	Ps.0.26	U.S.$	0.0192

In April 2011, our shareholders approved a dividend of Ps. 0.36 per share, payable in two equal installments in July and November 2011. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

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

Our material legal proceedings are described in Note 17 to our audited consolidated financial statements included in this annual report, and that description is incorporated by reference under this Item.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE.

	Mexican Stock Exchange		NYSE
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2006	Ps.24.13	Ps.15.21	U.S.$	44.40	U.S.$	27.00
2007	36.09	22.85		66.93		40.89
2008	35.09	16.29		66.75		23.63
2009	32.00	18.32		49.69		23.66
2010	36.30	27.67		59.48		42.94

Quarterly highs and lows
2009:
First quarter	Ps.22.90	Ps.18.32	U.S.$	34.12	U.S.$	23.66
Second quarter	25.84	19.57		39.07		29.10
Third quarter	31.16	24.88		47.66		37.17
Fourth quarter	32.00	28.99		49.69		42.63
2010:
First quarter	Ps.31.79	Ps.27.67	U.S.$	50.81	U.S.$	42.94
Second quarter	32.45	30.08		52.32		45.74
Third quarter	33.57	30.25		53.33		46.18
Fourth quarter	36.30	33.86		59.48		54.21
2011:
First quarter	Ps.36.17	Ps.32.33	U.S.$	59.00	U.S.$	53.63

Monthly highs and lows
2010:
November	Ps.36.30	Ps.34.87	U.S.$	59.48	U.S.$	56.13
December	35.70	34.94		57.76		56.07
2011:
January	Ps.36.17	Ps.34.23	U.S.$	59.00	U.S.$	56.12
February	35.22	33.70		58.52		55.34
March	34.52	32.33		58.10		53.63
April	34.83	32.55		59.00		56.15

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2006	Ps.24.09	Ps.15.15	U.S.$	44.38	U.S.$	26.80
2007	35.94	22.81		66.95		40.88
2008	35.50	16.00		66.40		24.03
2009	32.09	17.91		49.97		23.44
2010	36.00	28.00		59.68		43.02

Quarterly highs and lows
2009:
First quarter	Ps.22.47	Ps.17.96	U.S.$	34.84	U.S.$	23.44
Second quarter	25.70	18.70		38.96		29.17
Third quarter	31.10	25.00		47.65		37.23
Fourth quarter	32.09	28.90		49.97		42.51
2010:
First quarter	Ps.31.80	Ps.28.00	U.S.$	50.57	U.S.$	43.02
Second quarter	32.40	29.80		52.34		45.98
Third quarter	33.15	30.15		53.03		46.44
Fourth quarter	36.00	33.01		59.68		54.09
2011:
First quarter	Ps.36.05	Ps.32.50	U.S.$	59.11	U.S.$	53.52

Monthly highs and lows
2010:
November	Ps.36.00	Ps.34.02	U.S.$	59.68	U.S.$	56.01
December	35.50	34.90		57.90		55.81
2011:
January	Ps.36.05	Ps.34.01	U.S.$	59.11	U.S.$	55.91
February	35.00	33.60		58.61		55.40
March	34.40	32.50		57.65		53.52
April	34.50	31.96		58.90		56.09

Source: Bloomberg

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

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Directors, Senior Management and Employees” under Item 6.

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

On April 27, 2011, our shareholders approved a 2-for-1 stock split that will become effective on a date to be determined in the second half of 2011.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the NYSE and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes- Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE and NASDAQ, see “Corporate Governance” under this Item 10.

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

CERTAIN CONTRACTS

Telcel holds concessions granted by the SCT with respect to its licenses in each of the nine regions in Mexico. A number of our subsidiaries and affiliates also hold concessions and licenses granted by regulatory authorities in the countries in which they operate. See “Regulation” under Item 4.

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

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs which are registered in the Mexican Stock Exchange, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the SHCP, or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, the FWB Frankfurter Wertpapierbörse, NASDAQ and Latibex, and (ii) certain other requirements are met, including that the acquisition was made pursuant to a non-restricted open market offer. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2009 or 2010 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

See Note 2(v) to our audited consolidated financial statements for disclosures about market risk.

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. Since January 1, 2010, the aggregate amount reimbursed by the Depositary is approximately US$17 million.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.    Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on May 10, 2011.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors and Stockholders of

América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of January 1, 2009 and December 31, 2009 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010, and our report dated May 10, 2011, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Omero Campos Segura
Omero Campos Segura

Mexico City, Mexico

May 10, 2011

(d) Changes in internal control over financial reporting.    There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009		2010
	(in millions of Mexican pesos)
Audit fees	Ps.	177	Ps.	156
Audit-related fees		28		17
Tax fees		16		24
All other fees		—		—

Total fees	Ps.	221	Ps.	197

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

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Our audit and corporate practices committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D.	Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We periodically repurchase our L and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 27, 2011, our shareholders authorized an aggregate Ps. 50,000 million increase in our reserve for the repurchase of additional L Shares and A Shares, thereby increasing our reserve for such repurchases to Ps. 225,000 million.

The following tables set out certain information concerning purchases of our L Shares and A Shares by us and affiliated purchasers in 2010:

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2010	123,115,000	Ps.29.17	31,000,000	Ps. 9,888,791,377
February 2010	93,906,600	28.91	59,101,600	8,175,299,983
March 2010	95,113,000	29.88	85,000,000	5,625,840,947
April 2010	0	0	0	55,625,840,947
May 2010	22,589,500	30.43	0	55,625,840,947
June 2010	408,424,049	31.26	14,500,000	55,173,765,853
July 2010	67,100,000	31.62	67,100,000	53,049,077,402
August 2010	79,930,000	31.32	76,000,000	50,662,687,705
September 2010	85,071,881	32.30	83,721,881	47,948,993,367
October 2010	38,871,600	34.66	38,871,600	46,601,673,838
November 2010	35,364,000	35.43	35,364,000	45,346,729,469
December 2010	57,633,000	35.26	57,633,000	43,314,436,592

Total/Average	1,107,118,630	31.26	548,292,081

(1)	We do not repurchase our L Shares other than through the share repurchase program.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2010	108,300	Ps.30.63	108,300	Ps. 9,888,791,377
February 2010	263,400	28.83	177,100	8,175,299,983
March 2010	473,800	30.75	0	5,625,840,947
April 2010	400	31.11	0	55,625,840,947
May 2010	281,100	30.20	0	55,625,840,947
June 2010	29,106	32.09	0	55,173,765,853
July 2010	87,100	30.82	87,100	53,049,077,402
August 2010	132,100	31.57	132,100	50,662,687,705
September 2010	261,500	32.35	261,500	47,948,993,367
October 2010	0	0	0	46,601,673,838
November 2010	53,000	35.20	53,000	45,346,729,469
December 2010	0	0	0	43,314,436,592

Total/Average	1,689,806	30.83	819,100

(1)	We do not repurchase our A Shares other than through the share repurchase program.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F.	Change in Registrant’s Certifying Accountant. Not Applicable

Item 16G.	Corporate Governance.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power for the election of directors is held by an individual, group or another	Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	company, rather than the public. Rules 5605(b)(1), 5615(c)(1) and (c)(2).	no exemption from the independence requirement for controlled companies.

Executive
Sessions. Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) and 5615(c)(2).

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(d)(1)(A)(B) and 5615(c)(2).	Compensation Committee. We currently do not have a compensation committee. We are not required to have a compensation committee since our Audit and Corporate Practices Committee, which is comprised solely of independent directors, evaluates and approves management’s (including our CEO) and directors’ compensation.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1)	Audit Committee. We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see Item 6. Directors, Senior Management and Employees-Audit and Corporate Practices Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Shareholder Approval for Issuance of Securities.    Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval.
§§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, treasury stock, however, may be issued by the board of directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §303A.07. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
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

Peer Review. A listed company must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).

Peer Review.    Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, S.C., a Member Practice of Ernst & Young Global, a public registered firm, our independent auditor, is registered as a public accounting firm with the Public Company Accounting Oversight Board.

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-103 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of March 17, 2010 (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-16269, filed on May 25, 2010).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on March 1, 2011).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Seventh Amendment dated July 7, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F, File No. 001-16269, filed on May 25, 2010).

4.3	Eighth Amendment dated September 23, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on May 25, 2010).

4.4	Ninth Amendment dated November 18, 2009 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F, File No. 001-16269, filed on May 25, 2010).

4.5	Tenth Amendment dated August 3, 2010 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V.

4.6	Eleventh Amendment dated February 23, 2011 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V.

4.7	Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and AT&T Mexico, Inc. (incorporated by reference to Exhibit 4.4. to the annual report on Form 20-F for the year ended December 31, 2003 of Teléfonos de México, S.A.B. de C.V. (File No. 333 13580) filed on June 28, 2004).

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

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

Dated: May 13, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of January 1, 2009 and December 31, 2009 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of January 1, 2009 and December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 10, 2011, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Omero Campos Segura

C.P.C. Omero Campos Segura

Mexico City, Mexico

May 10, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At January 1,	At December 31,		Millions of U.S. dollars
	2009	2009	2010	2010
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps. 36,285,696	Ps. 59,766,533	Ps. 95,938,465	USD 7,764
Accounts receivable, net (Note 5)	92,993,104	93,502,753	93,164,187	7,539
Derivative financial instruments (Note 11)	27,026,473	11,666,570	5,321,321	431
Related parties (Note 18)	2,250,945	3,109,050	3,571,036	289
Inventories, net (Note 6)	35,696,373	23,755,525	26,081,530	2,111
Other current assets, net (Note 7)	7,986,569	8,397,842	9,635,433	780

Total current assets	202,239,160	200,198,273	233,711,972	18,914

Non-current assets:
Property, plant and equipment, net (Note 8)	390,527,757	418,732,632	411,820,387	33,327
Licenses and rights of use, net (Note 9)	41,779,516	50,531,682	44,520,858	3,603
Trademarks, net (Note 9)	6,413,783	5,534,156	4,531,877	367
Goodwill (Note 9)	64,706,795	69,196,166	70,918,967	5,739
Investment in associated companies and others (Note 10)	11,877,939	17,557,634	50,539,455	4,090
Deferred taxes (Note 20)	15,304,348	22,308,432	32,768,773	2,652
Pension asset (Note 12)	14,247,789	15,214,192	16,290,367	1,318
Other non-current assets, net (Note 7)	6,029,248	8,060,446	11,591,878	938

Total assets	Ps. 753,126,335	Ps. 807,333,613	Ps. 876,694,534	USD 70,948

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 16)	Ps. 68,358,159	Ps. 44,967,190	Ps. 9,039,204	USD 731
Accounts payable and accrued liabilities (Note 13)	119,470,031	124,578,176	145,594,927	11,783
Taxes payable	16,441,205	19,667,826	22,479,495	1,819
Derivative financial instruments (Note 11)			453,932	37
Related parties (Note 18)	2,187,104	2,120,896	1,911,295	155
Deferred revenues (Note 15)	21,220,796	23,475,052	25,064,230	2,028

Total current liabilities	227,677,295	214,809,140	204,543,083	16,553

Long-term debt (Note 16)	242,357,779	232,274,489	294,060,952	23,797
Deferred taxes (Note 20)	28,226,207	27,041,926	25,178,166	2,038
Deferred revenues (Note 15)	427,814	5,462,390	3,990,184	323
Employee benefits (Note 12)	13,651,276	13,947,508	12,884,979	1,043

Total liabilities	512,340,371	493,535,453	540,657,364	43,754

Equity (Note 19):
Capital stock	30,125,141	30,115,549	96,433,461	7,804
Retained earnings:
Prior years	94,808,500	97,635,693	105,009,640	8,498
Profit for the period	56,055,385	92,697,553	91,123,052	7,374

Total retained earnings	150,863,885	190,333,246	196,132,692	15,872
Other comprehensive income items	1,077,400	23,415,973	15,085,830	1,221

Equity attributable to equity holders of the parent	182,066,426	243,864,768	307,651,983	24,897
Non-controlling interests	58,719,538	69,933,392	28,385,187	2,297

Total equity	240,785,964	313,798,160	336,037,170	27,194

Total liabilities and equity	Ps. 753,126,335	Ps. 807,333,613	Ps. 876,694,534	USD 70,948

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31
	2009		2010		Millions of U.S. dollars 2010, except for earnings per share
Operating revenues:
Mobile voice services	Ps.	250,575,632	Ps.	268,030,881	USD	21,690
Fixed voice services		146,975,577		140,178,225		11,344
Mobile data voice services		55,253,021		76,954,735		6,228
Fixed data services		60,681,643		66,015,070		5,342
Paid television		5,958,225		9,484,920		768
Other services		41,810,500		47,191,847		3,819

		561,254,598		607,855,678		49,191

Operating costs and expenses:
Cost of sales and services		232,672,021		253,449,142		20,510
Commercial, administrative and general expenses		96,466,604		107,406,947		8,692
Other expenses		3,400,145		3,606,853		292
Depreciation and amortization (Notes 8 and 9) (includes Ps. 55,933,013 and Ps. 63,749,928 corresponding to the years ended December 31, 2009 and 2010, respectively, not included in cost of sales and services)		79,904,304		91,071,327		7,370

		412,443,074		455,534,269		36,864

Operating income		148,811,524		152,321,409		12,327

Interest income		3,666,804		4,801,539		389
Interest expense		(14,595,493)		(17,280,735)		(1,398)
Exchange gain, net		13,419,862		5,581,574		452
Valuation of derivatives and other financial items, net		(10,061,863)		(11,975,955)		(969)
Equity interest in net income of associated company		1,959,378		1,671,210		135

Profit before income tax		143,200,212		135,119,042		10,936
Income tax (Note 20)		36,299,167		36,213,619		2,932

Net profit for the period	Ps.	106,901,045	Ps.	98,905,423	USD	8,004

Net profit for the period attributable to:
Equity holders of the parent	Ps.	92,697,553	Ps.	91,123,052	USD	7,374
Non-controlling interests		14,203,492		7,782,371		630

	Ps.	106,901,045	Ps.	98,905,423	USD	8,004

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	33,142,627	Ps.	(7,155,708)	USD	(577)
Effect of fair value of derivatives, net of deferred taxes		(1,366,643)		(675,686)		(53)

Total other comprehensive income items for the period		31,775,984		(7,831,394)		(630)

Total comprehensive income for the period	Ps.	138,677,029	Ps.	91,074,029	USD	7,374

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	115,031,755	Ps.	82,792,909	USD	6,702
Non-controlling interests		23,645,274		8,281,120		672

	Ps.	138,677,029	Ps.	91,074,029	USD	7,374

Basic and diluted earnings per share attributable to equity holders of the parent		$2.38		$2.31	USD	0.18

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009 and 2010

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2009	Ps.	30,125,141	Ps.	358,440	Ps.	150,505,445	Ps.	150,863,885	Ps.	1,077,400	Ps.		Ps.	182,066,426	Ps.	58,719,538	Ps.	240,785,964
Net profit for the period						92,697,553		92,697,553						92,697,553		14,203,492		106,901,045
Effect of fair value of derivatives, net of deferred taxes										(641,878)				(641,878)		(724,765)		(1,366,643)
Effect of translation of foreign entities												22,976,080		22,976,080		10,166,547		33,142,627

Comprehensive income for the period						92,697,553		92,697,553		(641,878)		22,976,080		115,031,755		23,645,274		138,677,029
Dividends						(25,979,049)		(25,979,049)						(25,979,049)		(7,618,699)		(33,597,748)
Repurchase of shares		(9,592)				(27,244,798)		(27,244,798)				4,371		(27,250,019)		(4,280,548)		(31,530,567)
Other						882,992		882,992						882,992				882,992
Acquisition of non-controlling interests						(625,032)		(625,032)						(625,032)		(526,821)		(1,151,853)
Excess in purchase price over book value of acquired shares of companies under common control						(262,305)		(262,305)						(262,305)		(5,352)		(267,657)

Balance at December 31, 2009		30,115,549		358,440		189,974,806		190,333,246		435,522		22,980,451		243,864,768		69,933,392		313,798,160
Net profit for the period						91,123,052		91,123,052						91,123,052		7,782,371		98,905,423
Effect of fair value of derivatives, net of deferred taxes										(401,357)				(401,357)		(274,329)		(675,686)
Effect of translation of foreign entities												(7,928,786)		(7,928,786)		773,078		(7,155,708)

Comprehensive income for the period						91,123,052		91,123,052		(401,357)		(7,928,786)		82,792,909		8,281,120		91,074,029
Dividends						(12,948,813)		(12,948,813)						(12,948,813)		(4,016,583)		(16,965,396)
Repurchase of shares		(4,576)				(17,488,212)		(17,488,212)						(17,492,788)				(17,492,788)
Contribution by non-controlling interests																10,009		10,009
Non-controlling interests generated by business combination																280,548		280,548
Acquisition of non-controlling interests through public offerings		66,322,488				(54,886,581)		(54,886,581)						11,435,907		(46,103,299)		(34,667,392)

Balance at December 31, 2010	Ps.	96,433,461	Ps.	358,440	Ps.	195,774,252	Ps.	196,132,692	Ps.	34,165	Ps.	15,051,665	Ps.	307,651,983	Ps.	28,385,187	Ps.	336,037,170

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31
	2009		2010		Millions of U.S. dollars 2010
Operating activities
Profit before income tax	Ps.	143,200,212	Ps.	135,119,042	USD	10,936
Items not requiring the use of cash:
Depreciation		71,950,246		80,294,690		6,497
Amortization of intangible assets		7,954,058		10,776,637		872
Equity interest in net income of associated companies		(1,959,378)		(1,671,210)		(135)
(Gain) loss on sale of fixed assets		(403,030)		806,391		65
Net period cost of labor obligations		5,763,956		6,160,141		498
Exchange gain, net		(4,828,496)		(3,727,490)		(301)
Interest expense		14,595,493		17,280,735		1,398
Valuation of derivatives, net		(1,838,672)		1,864,578		150
Working capital adjustments:
Accounts receivable		(7,610,356)		302,354		24
Prepaid expenses		1,148,230		(1,239,958)		(100)
Related parties		707,600		(525,056)		(42)
Inventories		9,926,393		(2,868,024)		(232)
Other assets		(124,899)		(4,408,473)		(359)
Accounts payable and accrued liabilities		9,764,568		10,192,387		824
Employee profit sharing		(1,132,677)		(3,446,374)		(278)
Financial instruments		5,726,316		2,508,129		202
Deferred revenues		1,344,792		1,373,800		111
Labor obligations		(6,509,295)		(1,797,077)		(145)
Income tax paid		(31,203,046)		(45,410,398)		(3,674)

Net cash flow provided by operating activities		216,472,015		201,584,824		16,311

Purchase of property, plant and equipment		(77,447,018)		(77,866,409)		(6,301)
Acquisition of licenses		(2,384,001)		(4,075,229)		(329)
Proceeds from sale of fixed assets		556,704		884,241		71
Acquisition of equity investments		(339,701)		(31,463,621)		(2,546)

Net cash flow used in investing activities		(79,614,016)		(112,521,018)		(9,105)

Financing activities
Loans obtained		79,685,696		180,852,643		14,635
Repayment of loans		(112,614,308)		(148,899,354)		(12,049)
Interest paid		(15,927,620)		(14,719,299)		(1,191)
Repurchase of shares		(31,482,657)		(18,150,990)		(1,468)
Dividend paid		(33,081,026)		(17,193,902)		(1,391)
Acquisition of non-controlling interests		(1,151,853)		(34,667,391)		(2,805)

Net cash flow used in financing activities		(114,571,768)		(52,778,293)		(4,269)

Net increase in cash and cash equivalents		22,286,231		36,285,513		2,937

Adjustment to cash flows due to exchange rate fluctuations		1,194,606		(113,581)		(9)
Cash and cash equivalents at beginning of period		36,285,696		59,766,533		4,836

Cash and cash equivalents at end of period	Ps.	59,766,533	Ps.	95,938,465	USD	7,764

Non-cash transactions related to:

	For the year ended December 31
	2009		2010
Investing activities
Property, plant and equipment	Ps.	39,442,073	Ps.	7,708,000
Financing activities
Capital stock			Ps	66,322,488

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009 and 2010

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business and Relevant Events

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company or “América Móvil”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout the United States, Latin America and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

- The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

- The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

- Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

- Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses will expire between 2011 through 2046. In the next two fiscal years there are no contingent liabilities for license expiration and/or extinction.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying financial statements were approved for their issuance by the Board of Directors on May 10, 2011. The financial statements must also be approved by the Company’s shareholders, who have the authority to modify the Company’s financial statements.

II. Relevant events

a) Public offerings

On January 13, 2010, the Company announced a tender share exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (hereinafter CGT), who in turn was the holder of 60.7% of the outstanding shares of Telmex Internacional, S.A.B de C.V. (hereinafter Telint), and of 59.4% of the outstanding shares of TMX. América Móvil also announced its intention to make a tender offer for the exchange or purchase of all of the shares of Telint not owned by CGT, which represented 39.3% of the outstanding shares as of the date of the offers.

On June 16, 2010, América Móvil completed the public offer for the acquisition and exchange of shares, resulting in the issuance of 8,438,193,727 series L shares of América Móvil, which were received by the shareholders of CGT (7,088,921,019 shares) and the minority shareholders of Telint (1,349,272,708 shares). The exchange ratio was set at 0.373 shares of América Móvil per share of Telint, and 2.047 shares of América Móvil per share of CGT.

In addition, the Company paid Ps. 26,783,689 (USD 2,120,640 at the exchange rate on the date of the offer) to buy shares from those minority shareholders who did not accept the share exchange. As a result of these tender offers, the Company acquired, directly and indirectly, 92.7% of the outstanding shares of Telint and 59.4% of the outstanding shares of TMX.

From July to December of 2010, the Company increased its direct and indirect holding of the outstanding shares of Telint and TMX to 96.8% and 59.5%, respectively, through additional tender offers.

Before the CGT tender offer, 88.57% of the capital stock of CGT was held by the Slim family and consequently, that component of the CGT tender offer was accounted for as a transaction between entities under common control with all balances and transactions recognized at historical cost (similar to the pooling-of-interests method) for all the periods presented.

The acquisition of non-controlling interest in the public tender offers was accounted for as an equity transaction calculated at the market value of the offer at the date of acquisition.

b) Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2010, using a transition date as of January 1, 2009. As a result, the accompanying financial statements and the notes thereto have been prepared in accordance with IFRS. In the following paragraphs, the effects of IFRS adoption on the measurement, presentation and disclosure of each line item in the Company’s financial statements are explained, as well as reconciliation between Mexican FRS, as issued by the Mexican Financial Reporting Standards Research and Development Board, under which the Company was required to present its financial statements through December 31, 2009, and IFRS.

i) Reconciliation of statement of financial position at January 1, 2009 (date of transition to IFRS)

	Amounts under Mexican FRS at January 1, 2009		Adjustments and reclassifications		Explanatory note	Amounts under IFRS at January 1, 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	36,285,696				Ps.	36,285,696
Accounts receivable, net		92,993,104					92,993,104
Derivative financial instruments		27,742,692	Ps.	(716,219)	8		27,026,473
Related parties		2,250,945					2,250,945
Inventories, net		35,696,373					35,696,373
Other current assets, net		8,023,115		(36,546)	1		7,986,569

Total current assets		202,991,925		(752,765)			202,239,160

Non-current assets:
Property, plant and equipment, net		389,286,800		1,240,957	1,2,6		390,527,757
Licenses and rights of use, net		48,034,129		(6,254,613)	1,5		41,779,516
Trademarks, net		6,745,449		(331,666)	1		6,413,783
Goodwill		64,706,795					64,706,795
Investment in associated companies and others		11,908,745		(30,806)	1		11,877,939
Deferred taxes		15,170,602		133,746	3		15,304,348
Pension asset		15,485,008		(1,237,219)	4		14,247,789
Other non-current assets, net		11,773,373		(5,744,125)	1,6		6,029,248

Total assets		Ps.766,102,826	Ps.	(12,976,491)		Ps.	753,126,335

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	68,358,159				Ps.	68,358,159
Accounts payable and accrued liabilities		120,215,495	Ps.	(745,464)	6		119,470,031
Taxes payable		16,441,205					16,441,205
Related parties		2,187,104					2,187,104
Deferred revenues		20,001,092		1,219,704	6		21,220,796

Total current liabilities		227,203,055		474,240			227,677,295

Long-term liabilities:
Long-term debt		242,357,779					242,357,779
Deferred taxes		33,841,069		(5,614,862)	3		28,226,207
Deferred revenues		438,668		(10,854)	1		427,814
Employee benefits		18,656,551		(5,005,275)	4		13,651,276

Total liabilities		522,497,122		(10,156,751)			512,340,371

Equity:
Capital stock		42,884,473		(12,759,332)	1		30,125,141
Retained earnings		122,035,793		28,828,092	1,2,3,5,7		150,863,885
Other comprehensive income items		21,894,899		(20,817,499)	3,7		1,077,400

Equity attributable to equity holders of the parent		186,815,165		(4,748,739)			182,066,426
Non-controlling interests		56,790,539		1,928,999			58,719,538

Total equity		243,605,704		(2,819,740)			240,785,964

Total liabilities and equity	Ps.	766,102,826	Ps.	(12,976,491)		Ps.	753,126,335

ii) Reconciliation of statement of financial position at December 31, 2009

	Amounts under Mexican FRS at December 31, 2009		Adjustments and reclassifications		Explanatory note	Amounts under IFRS at December 31, 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	59,766,533				Ps.	59,766,533
Accounts receivable, net		93,502,753					93,502,753
Derivative financial instruments		11,803,598	Ps.	(137,028)	8		11,666,570
Related parties		3,109,050					3,109,050
Inventories, net		23,755,525					23,755,525
Other current assets, net		8,393,185		4,657	1		8,397,842

Total current assets		200,330,644		(132,371)			200,198,273

Non-current assets:
Property, plant and equipment, net		418,852,677		(120,045)	1,2,6		418,732,632
Licenses and rights of use, net		55,871,793		(5,340,111)	1,5		50,531,682
Trademarks, net		5,790,443		(256,287)	1		5,534,156
Goodwill		69,196,166					69,196,166
Investment in associated companies and others		17,588,440		(30,806)	1		17,557,634
Deferred taxes		22,174,686		133,746	3		22,308,432
Pension asset		16,430,243		(1,216,051)	4		15,214,192
Other non-current assets, net		11,597,783		(3,537,337)	1,6		8,060,446

Total assets	Ps.	817,832,875	Ps.	(10,499,262)		Ps.	807,333,613

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	44,967,190				Ps.	44,967,190
Accounts payable and accrued liabilities		125,740,614	Ps.	(1,162,438)	6		124,578,176
Taxes payable		19,667,826					19,667,826
Related parties		2,120,896					2,120,896
Deferred revenues		21,839,075		1,635,977	6		23,475,052

Total current liabilities		214,335,601		473,539			214,809,140
Long-term liabilities:
Long-term debt		232,274,489					232,274,489
Deferred taxes		45,089,488		(18,047,562)	3		27,041,926
Deferred revenues		5,471,287		(8,897)			5,462,390
Employee benefits		17,739,116		(3,791,608)	4		13,947,508

Total liabilities		514,909,981		(21,374,528)			493,535,453

Equity:
Capital stock		42,874,880		(12,759,331)	1		30,115,549
Retained earnings		159,896,440		30,436,806	1,2,3,5,7		190,333,246
Other comprehensive income items		34,664,984		(11,249,011)	3,7		23,415,973

Equity attributable to equity holders of the parent		237,436,304		6,428,464			243,864,768

Non-controlling interests		65,486,590		4,446,802			69,933,392
Total equity		302,922,894		10,875,266			313,798,160

Total liabilities and equity	Ps.	817,832,875	Ps.	(10,499,262)		Ps.	807,333,613

iii) Reconciliation of statement of income for the year ended December 31, 2009

	Amounts under Mexican FRS		Adjustments and reclassifications		Explanatory note	Amounts under IFRS
Operating revenues	Ps.	580,079,268	Ps.	(18,824,670)	6	Ps.	561,254,598

Operating costs and expenses:
Cost of sales and services		232,725,435		(53,414)	4		232,672,021
Commercial, administrative and general expenses		115,863,374		(19,396,770)	4,6		96,466,604
Other expenses				3,400,145	6		3,400,145
Depreciation and amortization		82,700,702		(2,796,398)	1,2,5		79,904,304

Total operating costs and expenses		431,289,511		(18,846,437)			412,443,074

Operating income		148,789,757		21,767			148,811,524
Other expenses, net		(1,909,870)		1,909,870	6

Interest income		3,666,804					3,666,804
Interest expense		(14,597,606)		2,113			(14,595,493)
Exchange gain, net		12,776,876		642,986	2		13,419,862
Valuation of derivatives and other financial items, net		(9,654,774)		(407,089)	2		(10,061,863)
Equity interest in net income of associated companies		1,959,378					1,959,378

Profit before income tax		141,030,565		2,169,647			143,200,212
Income tax		35,552,470		746,697	3		36,299,167

Net profit for the period	Ps.	105,478,095	Ps.	1,422,950		Ps.	106,901,045

Net profit for the year attributable to:
Equity holders of the parent	Ps.	91,088,839	Ps.	1,608,714		Ps.	92,697,553
Non-controlling interests		14,389,257		(185,765)			14,203,492

	Ps.	105,478,095	Ps.	1,422,950		Ps.	106,901,045

Explanatory notes for the reconciliation of the statement of financial position at January 1, 2009 and at December 31, 2009 and the reconciliation of the statement of income for the year ended December 31, 2009

1. Property, plant and equipment, intangible assets, capital stock and other equity accounts

Property, plant and equipment

For purposes of the adoption of IFRS, the attributed cost at the transition date was the restated amount (i.e., includes the effects of inflation through December 31, 2007) of property, plant and equipment as determined under Mexican FRS at December 31, 2008. The foregoing is in accordance with the exemption permitted under IFRS 1 regarding the use of a revaluation of such assets to a price-index adjusted cost, which is considered to be broadly comparable or similar to their fair value, as the deemed cost at the date of transition. Accordingly, no adjustment to property, plant and equipment was necessary in the opening statement of financial position.

Intangible assets

In accordance with Mexican FRS, as of January 1, 2008, the Company began to recognize its intangibles (licenses and trademarks) at acquisition cost. Through December 31, 2007, these assets were restated based on the inflation factors of each country. Under IFRS, the effects of inflation need only be recognized when the entity operates in a hyperinflationary economic environment. One of the features of a hyperinflationary economic environment is when the cumulative inflation rate in the prior three years is equal to or exceeds 100%. The Company and its subsidiaries currently operate in non-hyperinflationary economic environments. Therefore, the Company reversed the effects of inflation recognized in its intangibles at December 31, 2007. At the transition date, the elimination of the effects of inflation amounted to Ps.5,391,817 for the licenses and Ps. 331,666 for the trademarks.

Capital stock and other equity accounts

Under Mexican FRS, capital stock and retained earnings were restated for inflation through December 31, 2007 based on the National Consumer Price Index (NCPI).

General

For purposes of the adoption to IFRS, América Móvil decided to use as deemed cost at the date of transition the restated amounts of property, plant and equipment determined in conformity with Mexican FRS at December 31, 2008, which includes the effects of inflation through December 31, 2007.

The abovementioned methodology is in conformity with the exemption permitted under IFRS 1 regarding the use of fair value or revaluation as deemed cost at the date of transition.

América Móvil eliminated the effects of inflation on capital stock recognized from 2000 (date of incorporation) through December 31, 2007, since under IFRS, entities are required to recognize the effects of inflation only when they operate in hyperinflationary environments. One of the characteristics of a hyperinflationary environment is that the cumulative rate of inflation in the preceding three years is equal to or greater than 100%. At the transition date, the elimination of the effects of inflation in the capital stock amounted to Ps.12,759,332. Since for purposes of Mexican FRS the Company did not need to record the effects of inflation for the year ended December 31, 2009, the amount of the adjustment at December 31, 2009 is equal to the adjustment recorded at the transition date.

2. Capitalizable Interest in Projects in Process

Beginning January 1, 2007, Mexican FRS establish that entities must capitalize comprehensive financing cost (CFC), which consists of cost of interest expense, the net monetary position result and exchange differences related to financing obtained from foreign financial institutions in foreign currency. Prior to January 1, 2007, capitalization of interest to projects in process was optional, and the capitalization of all items included in comprehensive result of financing was not defined.

IFRS establish that entities must capitalize financing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of such assets.

As mentioned in note 1 above, América Móvil considered as deemed cost at the date of transition to IFRS the revalued cost of its property, plant and equipment, which includes the capitalization of comprehensive financing result at that date.

Beginning January 1, 2009, the capitalization of borrowing costs was determined in conformity with IFRS, without deducting the interest income, since the Company has not identified the portion of such interest that was generated on investments of the funds obtained from the loans acquired for the construction of assets.

The cumulative effect of the adjustment for capitalization of financing costs was a decrease in the value of property, plant and equipment of Ps. 4,465,607 (net of accumulated depreciation of Ps. 156,501) at the transition date and of Ps. 3,623,113 at December 31, 2009.

Depreciation expense related to capitalized interest recognized in operating results for the year ended December 31, 2009 was Ps.607,342.

Capitalizable interest is depreciated over an average period of seven years, which corresponds to the remaining estimated useful life of the plant.

3. Deferred Taxes

This adjustment corresponds to the recomputation of deferred taxes, mainly for the following concepts:

•	Adjustments derived from the adoption of IFRS that affected the carrying value of assets and liabilities.

•	The reversal of deferred tax recognized exclusively for the effects of translation of the financial statements of foreign entities in conformity with Mexican FRS.

The total net effect of these adjustments was a decrease in the deferred tax liabilities of Ps. 5,481,116 at the transition date and Ps. 17,913,816 at December 31, 2009. The change in deferred taxes for the year ended December 31, 2009 of Ps. 12,432,700 was allocated as follows: Ps. 746,698 was recognized in the statement of income and the remainder was recognized in equity and mainly corresponds to the reversal of the deferred tax effects on foreign currency translation of foreign subsidiaries under MFRS.

4. Employee Benefits

a)	Labor obligations and pension asset

The differences in the valuation of labor obligations between Mexican FRS and IFRS refer mainly to the use of nominal rates for IFRS purposes instead of real rates as required for MFRS purposes until December 31, 2007.

The adjustments in valuation of long-term employee benefits of the Mexican (TMX) and Brazilian (Embratel) subsidiaries represented decreases in the liability of Ps.155,369 at the transition date and of Ps.127,477 at December 31, 2009. Adjustments to projected net assets (decreases) of TMX at the transition date and at December 31, 2009 amounted to Ps. 1,237,219 and Ps. 1,216,051, respectively.

There were no major adjustments recorded at the transition date for the subsidiaries in Ecuador, Mexico (other than TMX) and Puerto Rico, all of which also have post-employment benefits. The adjustment to the valuation of the long-term employee benefits of the subsidiary in Puerto Rico represented an increase of Ps. 290,005 in the liability at December 31, 2009.

Decreases in liabilities for long-term employee benefits amounted to Ps. 5,005,275 at the transition date and to Ps. 3,791,608 at December 31, 2009. These adjustments included the reversal of deferred employee profit sharing recognized under Mexican FRS, as explained in the following section.

b)	Deferred employee profit sharing

Beginning January 1, 2008 and as a result of adopting Mexican FRS D-3, Employee Benefits, the subsidiary TMX recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred employee profit sharing is recognized by applying the 10% rate to all temporary differences between the values of assets and liabilities for financial and tax reporting purposes. IFRS do not provide specific guidelines for recognizing deferred employee profit sharing; however, in the updates to the Interpretations of the International Financial Reporting Standards 14 issued in September 2010, the Interpretations Committee of the International Financial Reporting Standards (IFRIC) stated that IAS 19 should be observed for the recognition of the liability for deferred employee profit sharing and that an entity need only to recognize a liability when the employee has provided the service. Therefore, the liability for deferred employee profit sharing of Ps. 4,849,906 at January 1, 2009 was eliminated for IFRS purposes. For the year ended December 31, 2009, a charge of Ps. 607,676 was recorded in the caption “Commercial, administrative and general expenses” to reverse the benefit previously recognized under Mexican FRS. The liability for deferred employee profit sharing that was reversed in the Statement of Financial Position at December 31, 2009 amounted to Ps. 3,954,136.

5. Adjustment to the value of the license acquired by Radiomóvil Dipsa, S.A. de C.V. (Telcel)

In 2006, a final ruling handed down by the Administration Court in favor of Telcel established that:

•

The consideration paid by Telcel to the Federal Government in the amount of Ps. 116.422 as initial payment, and additional payments of Ps. 1,998,539, for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) to the concession originally granted by the Ministry of Communications and Transportation (SCT) in October 2000, was unjustified, since such consideration was determined in conformity with a law that was no longer in force.

•

Telcel should have actually made an initial payment for the granting of the concession, in conformity with the applicable law at that time. On April 11, 2006, the SCT ordered a modification to the amount from Ps. 116,422 to Ps. 2,265,931, for the extension and modification of the concession.

For Mexican FRS purposes, the Company adjusted the value of the license to reflect the current status of the asset and recognize the value of the concession granted by the Federal Government and its respective amortization from April 2006, based on the new value assigned by the SCT, which increased the value of the license by Ps. 1,354,070 (original investment of Ps. 2,265,931, net of an accumulated amortization of Ps. 838,151, net of the reversal of the original net value of the license of Ps. 73,710). The increase in the value of the licenses of Ps. 2,149,509 was recognized through a cash payment of Ps. 150,970 and by offsetting the Federal Government’s annual share of gross revenues with additional payments of Ps. 1,998,539. The related effect represented a credit to results of operations of Ps. 1,203,100 in 2006, which was recorded as other income based on the adjusted value of the investment in the license.

The effects of the decrease in the value of the license in the statements of financial position at the date of transition and at December 31, 2009 were Ps. 862,796 and Ps. 735,270, respectively, and represented a decrease in amortization charged to results of operations for the year ended December 31, 2009 of Ps. 127,526.

6. Reclassifications

Loss on sale and lease back

The loss on sale and lease back recognized for Mexican FRS purposes as a long-term deferred asset as part of the Other assets caption was recognized, for IFRS purposes, as part of the value of the telephone plant sold and leased back. The effect of this reclassification was a decrease in deferred assets and an increase in fixed assets at January 1, 2009 and at December 31, 2009 of Ps. 5,706,564 and Ps. 3,503,068, respectively.

Loyalty plans and point reward programs

The commercial policy of certain subsidiaries is to grant loyalty plans and point reward programs to customers who meet certain characteristics. The Company policy for the recognition of these programs under MFRS was to recognize the amount of such rewards as a promotional expense at the time the customer accumulates a certain number of points, based on the previously established program terms and current prices.

The liability for loyalty plans and point reward programs at January 1, 2009 and December 31, 2009 of Ps.745,464 and Ps.1,162,438, respectively, was reclassified from accounts payable and accrued liabilities to deferred revenues, since in accordance with IFRS, these types of plans are considered as a reduction of revenues and not as an operating cost.

Under IFRS, these amounts have been considered in the measurement of revenues, since they basically represent an effective decrease in the sale price.

For the year ended December 31, 2009, the effect of this reclassification in the amount of Ps. 461,152 was recognized in the accompanying statement of income by deducting the amount from the costs and expenses in which it was originally recognized at the time the benefits were granted to the customer, with a corresponding reduction to operating revenues.

Commissions to authorized distributors for post-paid plans

Commissions for post-paid plans that the Company pays to its authorized distributors for initial activations, as well as variable loyalty commissions and commissions paid when dealers reach certain volumes of activation are recognized as a commercial expense under Mexican FRS. Under IFRS, such commissions are recognized as a decrease in revenues instead of a commercial expense. The amount of such reclassifications gave rise to a decrease of Ps.19,853,395 in the caption “Commercial, administrative and general expenses” for the year ended December 31, 2009. That same amount was deducted from service revenues to present net revenues as permitted by IFRS.

Other expenses, net

In conformity with IFRS, other expenses and income should be recorded as part of results of operations. For Mexican FRS purposes, this caption was presented separately after operating profit. The net reclassification in the statement of income for the year ended December 31, 2009 was Ps. 1,909,870.

7. Exceptions and Exemptions in the Adoption of IFRS

IFRS 1, First-time adoption of International Financial Reporting Standards, currently in force, establishes certain exceptions and exemptions for first-time adopters regarding the general requirement of retrospectively applying IFRS at the date of transition. IFRS 1 establishes four mandatory exceptions and fourteen optional exemptions for entities to not retrospectively apply IFRS in the statement of financial position at the date of transition.

América Móvil is applying the mandatory exceptions with respect to the determination of estimates at the date of transition, the prospective application of the requirements of IAS 27, Consolidated and Separate Financial Statements, applicable to non-controlling interests as of the date of transition and the prospective application of the derecognition of financial assets and liabilities. The mandatory exception regarding hedge accounting is not applicable to América Móvil’s derivative financial instruments.

América Móvil adopted the following optional exemptions:

i) Fair value or revaluation

In conformity with IFRS 1, an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and to use that fair value as its deemed cost at that date.

A first-time adopter may elect to use a revaluation of property, plant and equipment and intangible assets based on its previous accounting principles at, or before, the date of transition to IFRS as deemed cost at the date of revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

•	Fair value; or

•	Cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index.

As previously mentioned, América Móvil has decided to use as deemed cost at the date of transition, the revalued cost of property, plant and equipment determined in conformity with Mexican FRS at December 31, 2008.

ii) Business combinations

A first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations in the past (business combinations that occurred before the date of transition to IFRS).

América Móvil has decided to reflect in its financial statements business combinations made prior to the date of transition, as they were recognized using the purchase method under Mexican FRS, including step acquisitions.

Acquisitions of non-controlling interests were recognized as equity transactions, since they refer to transactions between entities under common control, as established in Mexican FRS. IFRS permit the use of this method for the accounting of this type of transactions.

All acquisitions generated after of the transition date (January 1, 2009) are recognized in conformity with IFRS 3.

iii) Cumulative effects of translation of foreign entities

Under IAS 21, The Effects of Changes in Foreign Exchange Rates, entities must:

•	recognize some translation differences in other comprehensive income and accumulate these in a separate component of equity; and

•

on disposal of a foreign operation, reclassify the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) from equity to profit or loss as part of the gain or loss on disposal.

However, a first-time adopter need not comply with this requirement for cumulative translation differences that existed at the date of transition to IFRS. If a first-time adopter uses this exemption:

•	the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS, and

•

the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS and shall include later translation differences.

América Móvil applied this exemption in its financial statements at the transition date. Therefore, it reclassified the cumulative translation effect from foreign entities determined in conformity with Mexican FRS to retained earnings in the amount of Ps. 20,817,499. Beginning January 1, 2009, the Company determined the translation effects in conformity with IAS 21.

8. Derivative Financial Instruments

This difference relates to the credit risk of the counterparties that exists with the various institutions with which the derivative financial instruments have been acquired and represents the risk that said institutions could default or not on the settlement of the derivative financial instruments. MFRS does not require taking in consideration the credit risk of the counterparties in determination of fair value of financial instruments.

Associated companies assets and liabilities

Since the associate NET issued its first financial statements under IFRS on December 31, 2009, Telint computes the value of its investment in that company applying the equity method on the net book value of the assets and liabilities recorded in the associate’s books, plus the adjustments for equity investments made in prior years. The foregoing is in accordance with the exception permitted under IFRS 1 for those cases where an entity adopts IFRS for the first time after its associate has adopted IFRS.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying financial statements for all the periods presented, have been prepared in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) (hereafter referred to as IFRS), in force at December 31, 2010, and are the first consolidated financial statements prepared by the Company under IFRS.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the currency of presentation of these financial statements.

b) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements for the subsidiaries were prepared for the same period as the holding company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interests refers to certain subsidiaries in which the Company does not hold 100% of the shares.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby América Móvil recognizes its share in the net income and equity of the associate.

The results of operations of the subsidiaries and associates were included in the Company's consolidated financial statements beginning as of the month following their acquisition.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated Statement of Comprehensive Income and in equity in the Consolidated Statement of Financial Position separately from América Móvil’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

The equity interest in major subsidiaries and associated companies at December 31, 2009 and 2010 is as follows:

		Equity interest at December 31,
Company name	Country	2009	2010
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc.	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	United States	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.4%
Claro S.A. (antes BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%
Estesa Holding Corp.	Panama	100.0%	100.0%
Cablenet, S.A.	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.9%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (Comcel) (1)	Colombia	99.4%	99.4%
Megacanales, S.A.	Colombia	99.4%	99.4%
The Now Operation, S.A.	Colombia	99.4%	99.4%
Telmex Colombia, S.A.	Colombia	99.1%	99.1%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A.	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V.	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V.	Mexico	100.0%	100.0%
AMX Paraguay, S.A.	Paraguay	100.0%	100.0%

		Equity interest at December 31,
Company name	Country	2009	2010
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C	Peru	100.0%	100.0%
Telmex Perú, S.A. (3)	Peru	—	99.6%
AMX Santa Lucía, Inc.	Santa Lucia	99.4%	99.6%
Oceanic Digital Jamaica, Ltd.	Jamaica	99.4%	99.6%
Claro Panamá, S.A.	Panama	99.4%	99.7%
Carso Global Telecom, S.A.B. de C.V. (3)	Mexico	—	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V. (3)	Mexico	—	99.9%
Teléfonos de México, S.A.B. de C.V. (3)	Mexico	—	59.5%
Telmex Internacional, S.A.B. de C.V. (3)	Mexico	—	96.8%
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (3)	Mexico	—	96.8%
Telmex Argentina, S.A. (3)	Argentina	—	95.6%
Ertach, S.A. (3)	Argentina	—	95.6%
Telstar, S.A. (3)	Uruguay	—	95.4%
Ecuador Telecom, S.A. (3)	Ecuador	—	96.8%
Empresa Brasileira de Telecomunicacoes, S.A. – Embratel (3)	Brazil	—	94.2%
Páginas Telmex Colombia, S.A. (3)	Colombia	—	96.8%
Claro 155, S.A. (3)	Chile	—	96.8%
Claro 110, S.A. (3)	Chile	—	96.8%
Sección Amarilla USA, LLC. (3)	United States	—	96.8%
Publicidad y Contenido Editorial, S.A. de C.V. (3)	Mexico	—	96.8%
Editorial Contenido, S.A. de C.V. (3)	Mexico	—	96.8%
Grupo Telvista, S.A. de C.V. (3)	Mexico		71.5%

Associated companies:
Hildebrando, S.A. de C.V. (3)	Mexico	—	26.9%
Net Servicios de Comunicacao, S.A. (2) (3)	Brazil	—	84.8%

1.	During 2009 and through December 21, 2010 Comunicación Celular, S.A. was the holder of 100% of the shares of the capital stock of AMX Santa Lucía, Inc. and 78.2% of the shares of the capital stock of Claro Panamá, S.A.
2.	Corresponds to Telint’s direct and indirect holdings in NET through Embratel and Embratel Participações, S.A. (Embrapar), Embratel’s holding company.
3.	These subsidiaries and associated companies were acquired by means of the public offers described in Note 1 above and thus, the equity percentages are in line with the percentage acquired. The table above does not reflect the CGT acquisition in 2009.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries and associated companies jointly represent approximately 57% and 59% of operating revenues of 2009 and 2010, respectively, and approximately 63%, 67% and 70% of total assets at January 1, 2009 and at December 31, 2009 and 2010, respectively. The financial information of these entities is either consolidated or recognized using the equity method, as the case may be, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of our subsidiaries and associates operate in a hyperinflationary economic environment and the local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”.

•

the statements of cash flows were translated using the weighted average exchange rate for the applicable period, and the resulting difference is shown in the statement of cash flows under the heading “Adjustment to cash flow for exchange rate fluctuations”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities. At December 31, 2009 and 2010, the cumulative translation gain was Ps.22,980,451 and Ps.15,051,665, respectively.

c) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectibility.

Voice services

•

Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered are recognized as deferred revenues.

•

Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•

Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•

Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•

Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data

•

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided. Revenue is recognized for programming services that include a TV channel package, as well as for pay-per-view.

Other related services

•	Advertising revenues earned through the publication of the telephone directory are recognized over the life of the directory.

•

Sales of mobile phone equipment and computers, which are mostly made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer, the distributors and general public do not have the right to return the products, and the recovery of the amounts is probable.

Commissions paid to distributors

Commissions paid to distributors for post-paid plans, whether for activation, loyalty or volume, are presented as a reduction of revenues.

Loyalty and activation volume commissions are accrued monthly based on statistical information regarding customer retention, sales volume and the number of contracted customers by each distributor. Loyalty commissions are paid to distributors for customers that remain activated for a specified period of time, and sales volume commissions are paid at the time the distributor reaches pre-determined ranges of activated customers.

Points programs

The points programs are recognized as a reduction to revenues, since they effectively represent a decrease in the price of mobile services and equipment.

d) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment is recognized as cost of sales.

e) Cost of services

These costs include the cost of call terminations in the networks of other carriers, the costs to link the fixed and mobile networks, payments for long-distance services, rental costs for the use of infrastructure (links, ports and measured service), as well as message exchanges between carriers. Such costs are recognized at the time the service is received by the fixed or mobile carriers. These costs also include last-mile costs and line installation costs, which are also recognized at the time the services are received.

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

g) Allowance for bad debts

The Company periodically recognizes a provision for doubtful accounts based mainly on its past experience, the aging of its accounts receivable, the delays in resolving its disputes with other carriers, and the market segments of its customers (governments, businesses and mass market).

Collection policies and procedures vary depending on the credit history of the customer, the credit granted, and the age of the unpaid calls in other cases.

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party's financial situation and the markets in which they operate.

h) Inventories

Inventories are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

i) Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date.

Goodwill is reviewed annually to determine its recoverability, or more often if circumstances indicate that the net book value of the goodwill might be not fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the net book value, an impairment loss is charged to results of operations.

For the years ended December 31, 2009 and 2010, no impairment losses were recognized for the goodwill shown in the Company’s statement of financial position.

j) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the deemed cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding 6 months are capitalized as part of the cost of the asset.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephony plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration the site where it is located. For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment items is removed from the balance sheet at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

Annual depreciation rates are as follows:

Telephone plant	3.3% to 33%
Performance monitoring equipment in the telephone plant	33%
Buildings	3%
Other assets	10% to 33%

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

For the years ended December 31, 2009 and 2010, no impairment losses were recognized.

k) Licenses and trademarks

Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are amortized using the straight-line method over a period ranging from 5 to 40 years, which represents the usage period of the assets.

Trademarks are recorded at their value in use at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

The value of the Company’s intangible assets with defined useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009 and 2010, no impairment losses were recognized.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, an impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are used that are based on such strategic plans while applying a constant or decreasing expected growth rate.

Key assumptions used in value in use calculations

The estimations were performed according to the requirements and methodology required by the IAS 36 for each of the Company’s subsidiaries understanding each subsidiary as a cash generating unit (CGU).

The subsidiaries being analyzed for impairment are cash generating units that until December 31, 2010 were under the Company’s operation.

The forecasts were performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value as of December 31, 2010. The forecasts were made according to the 2011 budget which was approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of elaborating the information regarding the financial forecast, premises and assumptions have been included which any other market participant in similar conditions would consider.

Local synergies have not been taken into consideration that any other market participant would not have taken to prepare similar forecasted financial information.

The premises used to make the financial forecasts were validated by the CEO and the Company’s Chief Financial Officer for each of the cash generating units, taking into consideration the following:

•	Current subscribers and expected growth.

•	Type of subscribers (Prepaid, Postpaid and fixed line)

•	Market situation and penetration expectations

•	New products and services

•	Migration to the GSM platform

•	Economic situation of each country

•	Investments in maintenance of the current assets

•	Investments in technology for expanding the current assets (except for Honduras and Paraguay)

•	Market Consolidation

The foregoing forecasts could differ from the results obtained through time; however, in AMX we have made our best estimation according to the current situation of each of the cash generating units.

To determine the discount rate, we use the weighted average cost of capital (WACC) which was determined for each of the cash generating units in real terms which calculation is described in following paragraphs.

The estimated discounted rates to perform the IAS 36 impairment test for each CGU consider market participants assumptions.

The forecasts are in functional currency (millions) without inflation. The book value of the assets, goodwill, equity, interest-bearing debt and cash are the amounts as of December 31, 2010 under IFRS. The functional currencies for the cash generating units are as follows:

CGU	Functional Currency
Argentina	Argentinean Peso
Brasil	Brazilian Real
Chile	Chilean Peso
Colombia	Colombian Peso
Dominicana	Dominican Peso
Ecuador	US Dollar
United States	US Dollar
Guatemala	Quetzal
Honduras	Lempira
Mexico	Mexican Peso
Nicaragua	Cordoba
Paraguay	Guarani
Peru	Soles
Puerto Rico	US Dollar
Salvador	US Dollar
Uruguay	Uruguayan Peso

Weighted average cost of capital (WACC) and market participants

To determine the discount rate, the Company determined its WACC for each one of the cash generating units (CGU) based on actual terms. The sources of information utilized for the risk-free rate of return and market rate of return were provided by specialized agencies based on information at the more recent date or the date closest to the financial statement reporting date.

The estimated discount rates used for the impairment tests conducted pursuant to IAS 36 for each CGU are determined based on market participant assumptions. Market participants were selected considering their similarity to the Company in terms of their size, operations and business characteristics.

m) Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement and requires an evaluation of whether performance of the agreement is dependent on the use of a specific asset and whether the agreement transfers the right of use of the asset to the Company.

•	Operating leases

Leases under which the lessor retains a significant portion of the risks and benefits inherent to the ownership of the leased asset are considered operating leases. Payments made under operating lease agreements are charged to results of operations on a straight-line basis over the rental period.

•	Finance leases

Lease agreements that transfer substantially all the risks and benefits of ownership of the leased assets are accounted for as finance leases. Accordingly, upon commencement of the lease, the asset, which is classified based on its nature, and associated debt are recorded at the lower of the fair value of the leased asset or the present value of the lease payments. Finance lease payments are apportioned between the reduction of lease liability and the finance cost so that a constant interest rate is determined on the outstanding liability balance. Finance costs are charged to results of operations over the life of the agreement.

n) Financial assets and liabilities

Financial assets and liabilities within the scope of IAS 39 generally include investments in financial instruments, debt and equity instruments, accounts receivable and other accounts receivable, loans and financing, accounts payable and accrued liabilities and derivative financial instruments.

Financial assets and liabilities are initially recognized at fair value, plus directly attributable transactions costs, except for those designated upon initial recognition at fair value through profit or loss.

The subsequent measurement of financial assets and liabilities depends on how they are classified as either financial assets and liabilities measured at fair value, financial assets and liabilities held to maturity and available for sale, loans and accounts receivable.

The financial assets of América Móvil include cash and cash equivalents, trade accounts receivable and other accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: financial liabilities measured at fair value and financial liabilities measured at their amortized cost.

The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are measured at fair value and short- and long-term debt, as well as accounts payable, are accounted for as financial liabilities measured at their amortized cost.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position if, and only if (i) there is currently a legally enforceable right to compensate the recognized amounts, and (ii) there is the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

At each financial statement reporting date, the fair value of financial instruments traded in active markets is determined based on market prices, or prices quoted by brokers (purchase price for asset positions and sales price for liability positions), without any deduction for transaction costs.

For financial instruments that are not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, references to the current fair value of another financial instrument that is substantially similar, a discounted cash flow analysis or other valuation models.

Fair values are determined based on the following hierarchy:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2. Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) and;

Level 3. Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

Note 14 provides an analysis of the fair values of the Company’s financial instruments.

o) Transactions in foreign currency

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the financial statement reporting date. Exchange differences determined from the transaction date to the time foreign currency denominated assets and liabilities are settled or translated at the financial statement reporting date are charged or credited to the results of operations.

p) Accounts payable, accrued liabilities and provisions

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the financial statement reporting date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the liability is recognized as finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

There are defined benefit pension plans in place in the subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México and Embratel. Embratel, also has medical plans and defined contribution plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations through actuarial computations using the projected unit credit method.

The subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. has a pension plan based on individual capitalization under which the company purchases a deferred annuity from an insurance company for which the company pays only an annual premium. Under IFRS, this plan is classified as a defined benefit plan, therefore, only the net cost of the plan for the period must be disclosed.

The Mexican subsidiaries have the obligation to pay seniority premiums to personnel based on Federal labor law, which also establishes the obligation to make certain payments to personnel who cease to provide services under certain circumstances.

The Company recognizes the cost for pension benefits, seniority premiums and termination benefits on an annual basis based on independent actuarial computations applying the projected unit-credit method, using financial assumptions net of inflation. The latest actuarial computation was prepared as of December 31, 2010.

For the rest of the Company’s subsidiaries, there are no defined benefit plans or compulsory defined contribution structures. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable payroll and labor laws of each country.

Such contributions are made to the entities designated by the state and are recorded as direct labor benefits in the results of operations as they are incurred.

The actuarial (losses) gains are amortized based on the estimated average remaining working lifetime of employees of the respective subsidiary; such periods range between 11 and 20 years.

The Company recognizes a provision for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current year employee profit sharing is presented as an operating expense in the statement of income.

s) Income taxes

Current income tax is presented as a short-term liability, net of prepayments made during the year.

Deferred income tax is determined using the liability method based on the temporary differences between the tax values of the assets and liabilities and their book values at the financial statement reporting date.

Deferred tax assets and liabilities are measured using the tax rates that are expected to be in effect in the period when the asset will materialize or the liability will be settled, based on the enacted tax rates (and tax legislation) that have been enacted or substantially enacted at the financial statement reporting date. The value of deferred tax assets is reviewed at each financial statement reporting date and is reduced to the extent that it is more likely than not that the Company will not have sufficient future tax profits to allow for the realization of all or a part of its deferred tax assets. Unrecognized deferred tax assets are revalued at each financial statement reporting date and are recognized when it is more likely than not that there will be sufficient future tax profits to allow for the realization of these assets.

Deferred taxes relating to items recognized outside profit or loss are also recognized outside of profit and loss. These deferred taxes are recognized together with the underlying transaction, either in other comprehensive income or directly in equity.

t) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2009 and 2010, advertising expenses were Ps. 12,311,499 and Ps. 14,619,745, respectively.

u) Earnings per share

Basic and diluted earnings per share is determined by dividing net income of the year by the weighted-average number of shares outstanding during the year (common control component of the shares are reflected for all periods presented). In determining the weighted average number of shares issued and outstanding, shares repurchased by the Company have been excluded.

v) Concentration of risk

The main financial instruments used by the Company for financing purposes are bank loans, domestic senior notes, lines of credit, fixed and floating-rate notes, loan facilities, bonds, derivative financial instruments, leases and accounts payable. The Company holds several financial assets, such as cash and cash equivalents, accounts receivable, prepaid expenses and short-term deposits that come directly from its operations.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in exchange rates. The Board of Directors approves the policies submitted by management to mitigate these risks.

Credit risk represents the loss that could be recognized in case the counterparties fail to fully comply with the contractual obligations. The Company is also exposed to market risks related to changes in interest rates and fluctuations in exchange rates. To reduce the risks related to changes in interest rates and fluctuations in exchange rates, the Company uses derivative financial instruments.

The financial instruments that potentially represent concentrations of credit risk are cash and short-term deposits, trade accounts receivable and financial instruments related to debt and derivatives. The Company’s policy is designed in order to not limit its exposure to any one financial institution; therefore, the Company’s financial instruments are contracted with several different financial institutions located in different geographic regions.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event that the Company’s collection cycle deteriorates significantly, its results of operations could be adversely affected.

A portion of the Company’s cash surplus is invested in term deposits with financial institutions with high credit scores.

Sensitivity analysis

a)	Exchange rate fluctuations

Should the Company’s debt at December 31, 2010 of Ps. 274,430,242 suffer a 10% increase in exchange rates, the debt would increase by Ps. 10,617,600 (resulting in total debt of Ps.285,047,842), while the Company’s net interest expense would increase by Ps. 850,110 as a consequence of the base for interest being higher in Mexican pesos.

b)	Interest rates

In the event that the Company’s agreed-upon interest rates at December 31, 2010 increased by 100 basis points, the increase in net interest expense would be Ps. 100,110.

The Company depends on several key suppliers and sellers. During the fiscal periods 2009 and 2010, approximately 66% and 67%, respectively, of the total cost of the cellular equipment of América Móvil represent purchases made from three suppliers, and approximately 39% and 45%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

w) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and, if necessary, foreign currency forwards to offset the short-term risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate, on notional amounts denominated mainly in Mexican pesos, U.S. dollars, Japanese yen, Swiss francs and Euros. At December 2009 and 2010, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

The policy of the Company in this regard comprises: (i) the formal documentation of all transactions between the hedging instruments and hedged positions, (ii) risk management objectives, and (iii) the strategy for executing hedging transactions. This documentation also includes the relationship between the cash flows of the derivatives with those of the Company’s assets and liabilities recognized in the statement of financial position.

The effectiveness of the Company's derivatives is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. For the years ended December 31, 2009 and 2010, there were no gains or losses due to changes in the accounting treatment of hedges.

Derivative financial instruments are recognized in the statement of financial position at fair value, which is obtained from the financial institutions with which the agreements are entered into, and it is the Company’s policy to compare such fair value to the valuation provided by an independent pricing provider retained by the Company. The effective portion of gains or losses on these derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in results of operations.

The change in fair value recognized in results of operations corresponding to derivatives that qualify as hedges is presented in the same caption of the statement of income as the gain or loss of the hedged item.

x) Presentation of statement of income

The costs and expenses shown in América Móvil’s statement of income are presented in combined manner (based on both their function and nature), which allows a better understanding of the components of the Company’s operating income. This classification allows for a comparison to the telecommunications industry.

The Company’s presents operating income in its statement of income, since it is a key indicator of the Company’s performance. Operating income includes operating revenues, operating costs and expenses.

y) Operating segments

Segment information is presented based on information used by management in its decision-making processes. Segment information is presented based on the geographic areas in which the Company operates.

The management of América Móvil is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluate the performance of each segment.

z) Convenience translation

At December 31, 2010, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2010 at an exchange rate of Ps. 12.36 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2010 or any other exchange rate.

3. Standards issued but not yet effective

New standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The Company does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after February 1, 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The Company estimates this amendment will have no impact on its financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is deemed to have no impact on the financial statements of the Company.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The Company estimates this interpretation will have no impact on its financial position or performance.

Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:

•	IFRS 3 Business Combinations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IAS 27 Consolidated and Separate Financial Statements

•	IFRIC 13 Customer Loyalty Programmes

The Company is currently evaluating the effect on its financial statements and notes thereto of the adoption of these standards and interpretations.

4. Cash and Cash Equivalents

	At January 1,		At December 31,
	2009		2009	2010
Cash in banks	Ps.	14,678,585	Ps. 9,405,118	Ps.	17,765,427
Short-term deposits		21,607,111	50,361,415		78,173,038

	Ps.	36,285,696	Ps.59,766,533	Ps.	95,938,465

5. Accounts Receivable, net

a) An analysis of accounts receivable at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Subscribers and distributors	Ps.	71,856,720	Ps.	80,570,351	Ps.	80,131,506
Mobile phone carriers for network interconnection and other services including “el que llama paga” (calling party pays)		10,864,669		11,733,858		11,920,896
Recoverable taxes		16,408,694		10,786,190		12,291,883
Sundry debtors		6,376,448		6,928,958		7,822,509

		105,506,531		110,019,357		112,166,794
Less: Allowance for bad debts due from customers, distributors and mobile phone carriers		(12,513,427)		(16,516,604)		(19,002,607)

Net	Ps.	92,993,104	Ps.	93,502,753	Ps.	93,164,187

b) Changes in the allowance for doubtful accounts during the years ended December 31, 2009 and 2010 were as follows:

	At December 31,
	2009		2010
Balance at beginning of period	Ps.	(12,513,427)	Ps.	(16,516,604)
Increases recorded in expenses		(11,813,733)		(8,777,914)
Charges against the allowance provision		9,609,485		5,903,396
Translation effect		(1,798,929)		388,515

Balance at end of period	Ps.	(16,516,604)	Ps.	(19,002,607)

c) The following table shows a breakdown of accounts receivable based on their age at December 31, 2009 and 2010, for subscribers and distributors:

	Total		Unbilled services provided about to come due		1- 30 days		30-60 days		61-90 days		90 days
At January 1, 2009	Ps.	71,856,720	Ps.	40,451,868	Ps.	13,351,177	Ps.	3,709,049	Ps.	2,149,459	Ps.	12,195,167
At December 31, 2009		80,570,351		44,014,817		13,170,849		4,507,308		2,529,392		16,347,985
At December 31, 2010		80,131,506		41,798,709		14,975,196		3,388,262		2,289,979		17,679,360

6. Inventories, net

An analysis of inventories at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Mobile phones, accessories, cards and other materials	Ps.	36,926,278	Ps.	25,414,655	Ps.	27,785,743
Less: Reserve for obsolete and slow-moving inventories		(1,229,905)		(1,659,130)		(1,704,213)

Total	Ps.	35,696,373	Ps.	23,755,525	Ps.	26,081,530

7. Other assets, net

a) An analysis of other assets at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At January 1,	At December 31,
	2009	2009	2010
Current portion:
Advances to suppliers (including advertising, insurance and maintenance)	Ps.7,736,880	Ps.7,953,492	Ps. 9,047,540
Other	249,689	444,350	587,893

	Ps.7,986,569	Ps.8,397,842	Ps. 9,635,433

Non-current portion:
Recoverable taxes	Ps.1,082,370	Ps.1,982,292	Ps. 3,773,686
Advance payments for the use of fiber optics	748,701	883,102	1,247,565
Prepaid expenses	4,198,177	5,195,052	6,570,627

Total	Ps.6,029,248	Ps.8,060,446	Ps.11,591,878

For the years ended December 31, 2009 and 2010, the amortization expense for other assets was Ps. 200,570 and Ps. 314,652, respectively.

8. Property, Plant and Equipment, net

	At January 1,		At December 31,
	2009		2009		2010
Telephone plant and equipment	Ps.	270,613,218	Ps.	346,777,412	Ps.	336,923,824
Land and buildings		39,583,321		43,018,123		44,187,818
Other assets		33,483,863		52,666,762		51,312,793

		343,680,402		442,462,297		432,424,435
Less: Accumulated depreciation				(66,953,347)		(73,712,544)

Net		343,680,402		375,508,950		358,711,891
Construction in process and advances to equipment suppliers		36,782,499		34,678,740		41,082,331
Inventories for operation of the telephone plant		10,064,856		8,544,942		12,026,165

Total	Ps.	390,527,757	Ps.	418,732,632	Ps.	411,820,387

a) An analysis of Property, plant and equipment, net at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

Cost	Telephone plant and equipment		Land and buildings		Other assets		Construction in process and advances to telephone plant suppliers		Inventories for operation of the telephone plant		Total
At January 1, 2009	Ps.	270,613,218	Ps.	39,583,321	Ps.	33,483,863	Ps.	36,782,499	Ps.	10,064,856	Ps.	390,527,757
Additions		74,959,087		2,853,991		15,714,566		39,677,448		10,885,462		144,090,554
Retirements		(23,178,763)		(590,465)		(2,765,727)		(46,402,477)		(12,711,215)		(85,648,647)
Effect of translation		24,383,870		1,171,276		6,234,060		4,621,270		305,839		36,716,315

At December 31, 2009		346,777,412		43,018,123		52,666,762		34,678,740		8,544,942		485,685,979

Additions		69,658,347		5,563,225		17,013,627		49,295,626		16,090,226		157,621,051
Retirements and transfers		(70,803,070)		(3,994,709)		(15,292,206)		(41,672,926)		(12,408,095)		(144,171,006)
Effect of translation		(8,708,865)		(398,821)		(3,075,390)		(1,219,109)		(200,908)		(13,603,093)

At December 31, 2010	Ps.	336,923,824	Ps.	44,187,818	Ps.	51,312,793	Ps.	41,082,331	Ps.	12,026,165	Ps.	485,532,931

Depreciation
At January 1, 2009
Depreciation of the year	Ps.	55,817,970	Ps.	2,486,281	Ps.	13,642,873			Ps.	3,122	Ps.	71,950,246
Retirements		(9,528,934)		(974,357)		(7,178,373)				(18,840)		(17,700,504)
Effect of translation		9,952,735		(108,442)		2,866,213				(6,901)		12,703,605

At December 31, 2009		56,241,771		1,403,482		9,330,713				(22,619)		66,953,347

Depreciation of the year		63,414,234		2,933,314		13,913,627				33,515		80,294,690
Retirements		(55,238,068)		(3,809,266)		(8,930,180)				(22,509)		(68,000,023)
Effect of translation		(5,592,649)		(350,241)		413,696				(6,276)		(5,535,470)

At December 31, 2010	Ps.	58,825,288	Ps.	177,289	Ps.	14,727,856			Ps.	(17,889)	Ps.	73,712,544

Book value
At January 1, 2009	Ps.	270,613,218	Ps.	39,583,321	Ps.	33,483,863	Ps.	36,782,499	Ps.	10,064,856	Ps.	390,527,757

At December 31, 2009	Ps.	290,535,641	Ps.	41,614,641	Ps.	43,336,049	Ps.	34,678,740	Ps.	8,567,561	Ps.	418,732,632

At December 31, 2010	Ps.	278,098,536	Ps.	44,010,529	Ps.	36,584,937	Ps.	41,082,331	Ps.	12,044,054	Ps.	411,820,387

b) At January 1, 2009 and at December 31, 2009 and 2010, property, plant and equipment includes the following assets under capital leases:

	At January 1,		At December 31,
	2009		2009		2010
Assets under capital leases	Ps.	3,615,876	Ps.	2,898,100	Ps.	2,902,679
Accumulated depreciation		(1,254,925)		(1,321,899)		(1,160,237)

	Ps.	2,360,951	Ps.	1,576,201	Ps.	1,742,442

c) In view of the major advances and changes in telecommunications equipment technology, the Company periodically reevaluates the estimated useful lives of its telephone plant and adjusts the remaining useful lives. In 2009, the Brazilian subsidiary (Claro) increased the depreciation rate for its telephone plant of GSM Technology on a prospective basis. In 2010, the Company increased the depreciation rates of its assets that use certain fixed telephony technologies, mainly in Brazil, Colombia, Paraguay and Guatemala. These changes in estimates were made to better reflect technological advances in telecommunications equipment in the Company’s accounting. The increase in depreciation rates gave rise to an increase in depreciation expense for the years ended December 31, 2009 and 2010 of Ps. 4,461,748 and Ps. 6,291,113, respectively.

d) At December 31, 2010, Embratel has real property and other equipment delivered in guarantee of legal proceedings in the amount of Ps. 2,686,636 (Ps. 2,749,677 in 2009).

e) Relevant information related to the computation of the capitalizable borrowing costs is as follows:

	2009		2010
Amount invested in the acquisition of qualifying assets	Ps.	29,226,390	Ps.	41,976,901
Capitalized interest		1,862,628		2,540,837
Capitalization rate		6.4%		6.1%

This amount is being amortized over a period of 7 years, which is the estimated remaining useful life of the plant.

f) Others

In December 2009, Star One entered into an agreement denominated in U.S. dollars with a manufacturer for the construction and launching of the Star One C-3 satellite. The cost of the project is estimated to be approximately Ps. 3,336,417 (USD 270 million). At December 31, 2010, the amount of construction in process associated with this project amounts to Ps. 992,842 (Ps. 392,989 in 2009).

9. Intangible and Other Assets

a) An analysis of intangible and other assets at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At December 31, 2009
	Balance at beginning of year		Acquisitions		Other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	95,811,743	Ps.	9,237,878							Ps.	105,049,621
Effect of translation									Ps.	6,099,366		6,099,366
Accumulated amortization		(54,032,227)					Ps.	(6,585,078)				(60,617,305)

Net		41,779,516		9,237,878				(6,585,078)		6,099,366		50,531,682

Trademarks		12,163,183			Ps.	1,679						12,164,862
Effect of translation										287,104		287,104
Accumulated amortization		(5,749,400)						(1,168,410)				(6,917,810)

Net		6,413,783				1,679		(1,168,410)		287,104		5,534,156

Goodwill		64,706,795										64,706,795
Effect of translation										4,489,371		4,489,371

Net	Ps.	64,706,795							Ps.	4,489,371	Ps.	69,196,166

	At December 31, 2010
	Balance at beginning of year	Acquisitions		Other		Amortization of the year		Effect of translation of foreign subsidiaries, net	Balance at end of year
Licenses and rights of use	Ps. 105,049,621	Ps.	4,705,397	Ps.	(404,911)				Ps.109,350,107
Effect of translation	6,099,366							Ps.(1,385,222)	4,714,144
Accumulated amortization	(60,617,305)				248,054	Ps.	(9,174,142)		(69,543,393)

Net	50,531,682		4,705,397		(156,857)		(9,174,142)	(1,385,222)	44,520,858

Trademarks	12,164,862		81,612						12,246,474
Effect of translation	287,104							203,952	491,056
Accumulated amortization	(6,917,810)						(1,287,843)		(8,205,653)

Net	5,534,156		81,612				(1,287,843)	203,952	4,531,877

Goodwill	64,706,795								64,706,795
Effect of translation	4,489,371							1,722,801	6,212,172

Net	Ps. 69,196,166							Ps. 1,722,801	Ps. 70,918,967

b) The following is a description of the major changes in the ”Licenses and rights of use” caption during the years ended December 31, 2009 and 2010:

2009 Acquisitions

In 2009, the investment mainly refers to the acquisition of irrevocable rights of use (IRUs), and point-to-point concessions from related parties (NET) for a 5-year period with the option to renew for an additional 5-year term.

2010 Acquisitions

i) In March 2010, Telcel obtained an extension on the concessions over its 9 regions to install, operate and exploit a public telecommunications network in the allocated frequencies of 835-84/880-890 Mhz, for which it paid Ps.74,843.

ii) In August 2010, Telcel obtained concessions for its 9 operating regions to use, operate and exploit 10 Mhz frequency bandwidth of radiofrequency spectrum for specific purposes in Mexico (Bid 21), These concessions are for periods of up to 20 years as of their issuance date for which the Company paid Ps. 3,793,865.

Both concessions have been amortized starting the month after they were issued, using the straight line method based over their respective useful lives.

c) Amortization of licenses, rights of use and trademarks for the years ended December 31, 2009 and 2010 amounted to Ps. 7,753,488, and Ps. 10,461,985, respectively.

d) Subsequent event

During the first quarter of 2011, the Company won a public bid to provide mobile telecommunication services on a nationwide level in Costa Rica. The concession obtained by its subsidiary grants the Company the right to use and exploit the 70MHz frequency range for a term of 15 years.

In connection with the public bid process, the formal award of this concession will take place at a later date. The Company expects to start up operations in the Republic of Costa Rica during 2011. The approximate cost of the concession was USD 75 million (Ps. 926 million approximately).

10. Equity Investments in Associates and Acquisitions

a) An analysis of this caption is as follows

	At January 1,		At December 31,
	2009		2009		2010
Investments in:
Net Serviços de Comunicação, S.A.	Ps.	11,156,688	Ps.	16,567,698	Ps.	49,675,380
2Wire, Inc.		276,000		301,035
Other equity investments		445,251		688,901		864,075

Total	Ps.	11,877,939	Ps.	17,557,634	Ps.	50,539,455

b) The following is a summary of changes in the investment in Net Serviços de Comunicação, S.A. during the years ended December 31, 2009 and 2010:

	Balance at January 1, 2009		Equity interest acquired	Equity interest in net income of associate		Effect of translation		Balance at December 31, 2009
Net Serviços de Comunicação, S.A.	Ps.	11,156,688		Ps.	1,859,064	Ps.	3,551,946	Ps.	16,567,698

	Balance at December 31, 2009		Equity interest acquired		Equity interest in net income of associate		Effect of translation		Balance at December 31, 2010
Net Serviços de Comunicação, S.A.	Ps.	16,567,698	Ps.	31,524,315	Ps.	1,432,726	Ps.	150,641	Ps.	49,675,380

c) Acquisitions 2010

Net Serviços de Comunicação, S. (NET)

In October 2010, through a public bid, Embratel acquired 155,415,666 preferred shares with no voting rights in NET for which it paid R$ 3,575 million (Ps. 26,216 million at the closing exchange rate in October). As a result, Embratel’s equity interest in NET increased from 35.38% to 80.70%. In November 2010, Embratel acquired 3,988,819 preferred shares with no voting rights in NET for which it paid R$ 93 million (Ps. 677 million at the closing exchange rate in November). As a result, Embratel’s equity interest in NET increased to 81.86%. Additionally, in December 2010, Embratel acquired 27,143,246 preferred shares with no voting rights in NET for which it paid R$ 625 million (Ps. 4,632 million), thus increasing its equity interest in this associate to 89.77%. At December 31, 2010, Telmex Internacional, through Embratel Participações, S.A (Embrapar) and Embratel, had an equity interest in NET (directly and indirectly) of 87.77%.

The following tables show condensed consolidated information of Net Serviços de Comunicação, S.A.

Net Serviços de Comunicação S.A.

Condensed Consolidated Statements of Financial Position

	As of December 31,
	2009		2010
Assets
Current assets	Ps.	17,007,418	Ps.	15,880,829
Non current assets		38,397,310		48,300,106

Total of assets	Ps.	55,404,728	Ps.	64,180,935

Liabilities and equity
Current liabilities	Ps.	7,548,164	Ps.	9,373,879
Non current liabilities		21,509,806		26,095,392

Total of liabilities		29,057,970		35,469,271
Total of equity		26,346,758		28,711,664

Total of liabilities and equity	Ps.	55,404,728	Ps.	64,180,935

Net Serviços de Comunicação S.A.

Condensed Consolidated Statements of Income

	As of December 31,
	2009		2010
Operating revenues, net	Ps.	28,810,704	Ps.	36,051,290
Operating costs and expenses		24,788,693		31,510,857

Operating income		4,022,011		4,540,433

Net income	Ps.	4,622,785	Ps.	2,559,185

The fair value of the Company’s investment in NET, based on NET’s share market value, at December 31, 2009 and 2010 amounts to Ps. 19,246,342 and Ps. 50,667,964, respectively.

The investment in the associate (NET) was not consolidated into the Company’s results of operations, since at the date of the financial statements, América Móvil does not hold the controlling interest in this associate.

Other investments in other associated companies as of December 31, 2009 and 2010 amounted to Ps. 688,901 and Ps. 864,075, respectively.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net Serviços because Embratel is not under the control of Brazilian citizens. If Brazilian law changes to allow Embratel to own a controlling interest in Net Serviços, Embratel (which currently owns 49% of the voting interests and all of the non-voting interests in GB) has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net Serviços, and Globo has the right to cause Embratel to purchase such interest.

The Company is not obligated to make any additional payments or contingent considerations in connection with these acquisitions.

Subsequent events

i) On March 11, 2011, the Company entered into an agreement with Digicel Group Limited and affiliates (“Digicel”), to acquire 100% of its operations in Honduras and El Salvador. As a part of this agreement, América Móvil will sell Digicel its Jamaican operations.

Digicel provides mobile telephony and value added services at a nationwide level in Honduras and El Salvador. The closing of this transaction is subject to obtaining the respective governmental and regulatory authorizations in Honduras, El Salvador and Jamaica; and the parties expect this to occur during the second quarter of 2011.

ii) On April 19, 2011, the Company announced that it has entered into a purchase agreement with GE Satellite Holdings LLC and affiliates (“GE”) to acquire, either directly or indirectly, 20% of the shares of capital stock of StarOne S.A. (“StarOne”).

StarOne is a Brazilian Company engaged in providing satellite services in Brazil. Embratel is the owner of the remaining 80% of shares of capital stock of StarOne.

The closing of this transaction is subject to obtaining certain regulatory authorizations in Brazil, and the parties expect this to occur during the third quarter of 2011.

11. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates for the servicing of its long-term debt of Ps. 294,060,952 as of December 31, 2010, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the loans. No collateral or other amounts are given as a guarantee in connection with these transactions. The weighted average interest rate is 5.70%.

An analysis of the derivative financial instruments contracted by the Company at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	Amounts in millions
	At January 1,						At December 31,
	2009				2009				2010
Instrument	Notional amount		Fair value		Notional amount		Fair value		Notional amount		Fair value
Swaps Dollar-Peso	USD	6,375	Ps.	20,324	USD	4,611	Ps.	12,504	USD	3,592	Ps.	5,220
Swaps Euro-Peso						€82		25		€244		(342)
Swaps Euro-Dollar						€143		107		€123		36
Swaps Yen-Dollar						¥13,000		(27)		¥13,000		576
Swaps Yen-Peso		¥19,891		989		¥19,891		821		¥19,891		1,006
Swap Dollar-Peso	USD	217		1,025	USD	528		(1,094)
Swaps CHF-Euro										230		501
Interest rate swaps in Dollars	USD	450		2,342
Interest rate swaps in Pesos	Ps.	32,752		(77)	Ps.	33,152		(610)	Ps.	16,649		(1,526)
Cross currency coupon swaps	USD	350		(95)	USD	50		(—)
Forwards Dollar-Peso	USD	3,921		2,518	USD	3,745		(58)	USD	1,673		(150)

Total asset			Ps.	27,026			Ps.	11,667			Ps.	5,321

Interest rate swaps									Ps.	9,400	Ps.	(454)

Total liability											Ps.	(454)

The changes in the fair value on these derivative financial instruments for the years ended on December 31, 2009 and 2010 amounted to a loss of Ps. (8,571,230) and Ps. (9,141,976), respectively, and such amounts are included in the statement of income as part of the caption “Valuation of derivatives and other financial items, net”.

12. Employee Benefits

a) An analysis of the net liability for employee benefits is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Mexico	Ps.	48,159	Ps.	60,003	Ps.	77,531
Ecuador		46,143		57,027		62,477
Brazil		2,263,573		2,797,427		2,483,463
Puerto Rico		11,293,401		11,033,051		10,261,508

Total	Ps.	13,651,276	Ps.	13,947,508	Ps.	12,884,979

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

b) Puerto Rico

Pension plan

Pursuant to the provisions of the 1974 Retirement Income Assurance Act (“Acto de Seguridad de Renta de Jubilación de 1974”) of the Republic of Puerto Rico, all full time employees in Puerto Rico are entitled to a retirement plan. Contributions to the plan are deductible for income tax purposes.

This pension plan is comprised of two types of payments:

•

The annuity or retirement pension to which workers are entitled when they reach a certain number of years of service is computed by applying certain percentages to the number of years of service, taking as a basis the salary of the worker during the last three years of employment, and

•	The payment of an amount that ranges from 9 to 12 months of the employee's current salary. The number of months (9 or 12) depends on the number of years of service of the employee.

The following tables show the net benefit cost and liabilities for labor obligations related to the funds and costs associated with these pension and post-retirement plans at January 1, 2009 and at December 31, 2009 and 2010:

	At January 1,				At December 31,
	2009				2009				2010
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	15,243,410	Ps.	7,144,992	Ps.	18,785,459	Ps.	9,924,518	Ps.	18,029,248	Ps.	8,829,662
Service cost		309,200		88,387		272,015		79,899		232,830		72,746
Financing cost on projected benefit obligation cost		1,121,865		590,114		1,101,801		515,593		989,746		475,600
Actuarial loss (gain)		(261,115)		735,947		777,991		(615,051)		1,882,297		913,352
Other amended plans								39,152				54,149
Payments from trust fund						(824,302)		(323,986)				(201,866)
Other amended plans				31,963				15,177				11,356
Benefits paid		(1,376,398)		(423,906)		(1,418,232)		(454,059)		(1,401,372)		(404,263)
Effect of translation		3,748,497		1,757,021		(665,484)		(351,581)		(968,650)		(474,382)

Projected benefit obligation at end of year	Ps.	18,785,459	Ps.	9,924,518	Ps.	18,029,248	Ps.	8,829,662	Ps.	18,764,099	Ps.	9,276,354

Changes in plan assets:
Established fund at beginning of year	Ps.	13,526,769			Ps.	15,041,276			Ps.	13,798,568	Ps.
Actual return on plan assets		1,382,473				1,163,528				954,922
Employee contributions		59,041	Ps.	391,943		112,225	Ps.	399,727		641,419		338,758
Payments from trust fund								39,156				54,149
Benefits paid		(1,366,294)		(391,943)		(1,408,548)		(438,883)		(1,392,265)		(392,907)
Actuarial loss (gain)		(1,887,072)				(577,068)				(475,281)
Effect of translation		3,326,359				(532,845)				(741,352)

Established fund at end of year	Ps.	15,041,276			Ps.	13,798,568	Ps.		Ps.	12,786,011	Ps.

Plan asset shortfall	Ps.	(3,744,183)	Ps.	(9,924,518)	Ps.	((4,230,680)	Ps.	(8,829,662)	Ps.	(5,978,088)	Ps.	(9,276,354)
Unrecognized actuarial loss, net		1,639,353		735,947		2,914,492		91,724		5,016,009		988,627
Past services and changes in plans						(667,113)		(311,812)		(576,378)		(435,324)

Total liabilities, net	Ps.	(2,104,830)	Ps.	(9,188,571)	Ps.	(1,983,301)	Ps.	(9,049,750)	Ps.	(1,538,457)	Ps.	(8,723,051)

Net period cost

An analysis of the net period cost for the years ended December 31, 2009 and 2010 is as follows:

	2009				2010
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Service cost	Ps.	272,015	Ps.	79,899	Ps.	232,830	Ps.	72,746
Financing cost on projected benefit obligation		1,101,801		515,593		989,746		475,600
Actual return on plan assets		(1,163,528)				(954,922)
Effect of adjustments		(113,682)
Net actuarial loss		8,925		3,119		99,475		11,504
Past services and changes in plans		(43,507)		(12,157)		(54,893)		(61,607)

	Ps.	62,024	Ps.	586,454	Ps.	312,236	Ps.	498,243

	At January 1, 2009	At December 31,
		2009	2010
Projected benefit obligation	Ps. 18,785,459	Ps. 18,029,248	Ps. 18,764,099
Accumulated benefit obligation	17,542,834	17,809,078	18,619,926
Fair value of plan assets	15,041,276	13,798,568	12,786,011

Actuarial assumptions

The average rates used in determining the net period cost for 2009 and 2010 were as follows:

	2009	2010
Discount rate	6.25%	5.90%
Long-term rate of return	8.50%	7.50%
Rate of future salary increases	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2009	2010
Percentage of increase in health care costs for the coming year	6.9%	6.7%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	2009	2010
Percentage of increase in health care costs for the following year	5.8%	6.9%
Cost percentage due to death	5.0%	4.50%
Year to which this level will be maintained	2021	2021

The projected return on plan assets is as follows:

	2009	2010
Equity instruments	5.1%	4.3%
Debt instruments	6.3%	6.9%
Cash and cash equivalents	2.6%	1.0%

Plan assets

The percentages invested in plan assets are as follows:

	Post-retirement benefits
	2008	2009	2010
Equity instruments	2.0%	2.5%	1.54%
Debt instruments	35.0%	41.3%	48.06%
Cash and cash equivalents	63.0%	56.2%	50.40%

	100.0%	100%	100%

	Future pension increases
	2009	2010
Pension plan	4.00%	4.00%

c) Brazil (Embratel)

Embratel has a defined benefit pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) granted to participants in the DBP. The liabilities (assets) recognized at January 1, 2009 and at December 31, 2009 and 2010 under such plans are as follows:

	At January 1,		At December 31,
	2009		2009		2010
DBP	Ps.	(838,651)	Ps.	(1,305,603)	Ps.	(1,676,366)
MAP		2,624,675		3,668,593		3,777,244
DCP		477,549		434,437		382,585

Total liabilities, net	Ps.	2,263,573	Ps.	2,797,427	Ps.	2,483,463

Pension plan

An analysis of obligations under the DBP, DCP and MAP at January 1, 2009 and at December 31, 2009 and 2010, as well as the changes in such plans during the years ended December 31, 2009 and 2010, is as follows:

	At January 1,				At December 31,
	2009				2009				2010
	DBP		MAP		DBP		MAP		DBP		MAP
Projected benefit obligation at beginning of year	Ps.	7,204,138	Ps.	2,443,211	Ps.	7,598,503	Ps.	2,360,078	Ps.	9,385,959	Ps.	3,173,775
Service cost		400		51		60		133		193		140
Financing cost on projected benefit obligation		701,779		243,232		1,016,279		322,635		998,943		345,520
Actuarial loss (gain)		675,872		(102,305)		(579,287)		(66,388)		1,296,843		793,333
Other amended plans
Payments from trust fund		(582,570)		(88,077)		(888,347)		(138,034)		(896,405)		(162,062)
Effect of translation		(401,116)		(136,034)		2,238,751		695,351		(104,488)		(35,333)

Projected benefit obligation at end of year	Ps.	7,598,503	Ps.	2,360,078	Ps.	9,385,959	Ps.	3,173,775	Ps.	10,681,045	Ps.	4,115,373

Changes in plan assets:
Established fund at beginning of year	Ps.	8,921,050	Ps.	214,974	Ps.	9,172,386	Ps.	128,408	Ps.	12,301,967	Ps.	8,025
Actual return on plan assets		876,409		16,614		1,235,754		11,475		1,323,364		(6,660)
Actuarial loss (gain)		453,872		(3,163)		79,266		(31,694)		3,000,027		8,640
Employee contributions		336		29		442		37		430		166,141
Payments from trust fund		(582,570)		(88,077)		(888,347)		(138,034)		(896,405)		(162,062)
Effect of translation		(496,711)		(11,969)		2,702,466		37,833		(136,950)		(90)

Established fund at end of year	Ps.	9,172,386	Ps.	128,408	Ps.	12,301,967	Ps.	8,025	Ps.	15,592,433	Ps.	13,994

Plan asset surplus (shortfall)	Ps.	1,573,883	Ps.	(2,231,670)	Ps.	2,916,008	Ps.	(3,165,750)	Ps.	4,911,388	Ps.	(4,101,379)
Unrecognized actuarial loss, net		(735,232)		(393,005)		(1,610,405)		(502,843)		(3,235,022)		324,135

Total assets (liabilities), net	Ps.	838,651	Ps.	(2,624,675)	Ps.	1,305,603	Ps.	(3,668,593)	Ps.	1,676,366	Ps.	(3,777,244)

Net period cost

An analysis of the net period cost for the years ended December 31, 2009 and 2010 is as follows:

	2009				2010
	DBP		MAP		DBP		MAP
Service cost	Ps.	60	Ps.	133	Ps.	193	Ps.	140
Financing cost on projected benefit obligation		1,016,279		322,635		998,943		345,520
Projected return on plan assets		(1,235,754)		(11,475)		(1,323,364)		6,660
Amortization of (gains) losses		—		(40,653)		(60,643)		(36,679)

	Ps.	(219,415)	Ps.	270,640	Ps.	(384,871)	Ps.	315,641

Actuarial assumptions

The average rates used in determining the net period cost for 2009 and 2010 were as follows:

	2009	2010
Long-term rate of return	10.77%	11.25%
Rate of future salary increases	4.50%	4.50%
Discount rate	11.25%	10.75%

Plan assets

The percentages invested in plan assets are as follows:

	At January 1, 2009	At December 31,
		2009	2010
Debt instruments	80.77%	88.63%	88.06%
Equity instruments	14.54%	7.29%	7.88%
Other investments	4.69%	4.08%	4.06%

	100.00%	100.00%	100.00%

	Future pension increases
	2009	2010
Obligations for post-retirement benefits	4.50%	4.50%

	Post-retirement mortality for pensioners more than 65 years old
	2009	2010
Pension plan:
Men	1.3%	1.1%
Women	0.7%	0.7%

Obligations for post-retirement benefits:
Men	1.3%	1.3%
Women	0.7%	0.76%

DCP

Embratel makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (between 3% and 12% of their salaries). Embratel contributes the same percentage as the employee, capped at 8% of the participant’s balance. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. This liability is being amortized over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2010, the balance of the DCP liability was Ps. 382,585 (Ps. 434,437, at December 31, 2009 and Ps. 477,549, at January 1, 2009).

d) Mexico (Teléfonos de México)

Pensions and seniority premiums

Telmex has an employee pension and seniority premium plan that covers most of its workers. Pensions and seniority premiums are determined based on the salary of workers in their final year of service, the number of years worked at Telmex and their age at retirement.

Telmex has established an irrevocable trust fund and makes annual contributions to that trust fund, which are considered deductible for purposes of income tax and employee profit sharing. The most important information related to labor obligations is as follows:

Analysis of changes in the defined benefit obligation

	At January 31,	At December 31,
	2009	2009	2010
Defined benefit obligation at beginning of year	Ps. 159,484,041	Ps. 176,182,835	Ps. 197,332,833
Service cost	4,333,194	4,431,755	4,850,844
Financing cost on projected benefit obligation	14,344,072	15,861,542	17,751,583
Actuarial loss	6,662,976	10,200,996	7,608,718
Payments to employees	(194,437)	(215,298)	(6,438,985)
Payments from trust fund	(8,447,011)	(9,128,997)	(4,177,826)

Defined benefit obligation at end of year	Ps. 176,182,835	Ps. 197,332,833	Ps. 216,927,167

Analysis of changes in plan assets

	2008	2009	2010
Established fund at beginning of year	Ps. 156,979,097	Ps. 145,475,893	Ps. 163,995,375
Projected return on plan assets	15,572,294	17,568,093	19,680,678
Actuarial gain	(22,950,409)	4,328,439	1,081,612
Contributions to trust fund	4,321,922	5,751,947	289
Payments from trust fund	(8,447,011)	(9,128,997)	(4,177,826)

Established fund at end of year	Ps. 145,475,893	Ps. 163,995,375	Ps. 180,580,128

Analysis of the pension asset

	At January 31,	At December 31,
	2009	2009	2010
Plan assets shortfall for the defined benefit obligation	Ps.(30,706,942)	Ps.(33,337,458)	Ps.(36,347,039)
Unamortized actuarial loss	44,841,884	48,462,508	52,571,969
Past services and changes in plan	112,847	89,142	65,437

Pension asset	Ps. 14,247,789	Ps. 15,214,192	Ps. 16,290,367

Analysis of net period cost

	At December 31,
	2009	2010
Service cost	Ps. 4,431,755	Ps. 4,850,844
Financing cost on projected benefit obligation	15,861,542	17,751,583
Projected return on plan assets	(17,568,093)	(19,680,678)
Amortization of past services and transition liability	23,705	23,705
Amortization of variances in assumptions	2,251,716	2,418,254

Net period cost	Ps. 5,000,625	Ps. 5,363,708

The rates used in the actuarial studies at December 31, 2009 and 2010 were as follows:

Nominal rates %
Discount of labor obligations:
Long-term average	9.20
Salary increase:
Long-term average	4.50

Plan assets

The percentages invested in plan assets are as follows:

	At January 1,	At December 31,
	2009	2009	2010
Equity instruments	53.3	52.7	53.6
Debt instruments	45.9	45.9	46.4
Other investments	0.8	1.4	—

	100.0	100.0	100.0

	Future pension increases
	2009	2010
Obligations for post-retirement benefits	4.50%	4.50%

	Post-retirement mortality for pensioners more than 65 years old
	2009	2010
Pension plan:
Men	1.90%	1.90%
Women	1.90%	1.90%

In 2010, the net actuarial loss of Ps. 6,527,106 is comprised of (i) an actuarial gain of Ps. 1,081,612 resulting from the behavior in the plan assets due to increases in the value of equity instruments, and in fixed-yield instruments due to variances in the reference rates, and (ii) an actuarial loss of Ps. 7,608,718, due primarily to the fact that the number of employees who retired exceeded the number of estimated retirements at the beginning of the year, and that the increases in salaries and pensions for retired personnel exceeded the increases estimated at the beginning of the year.

In 2009, the net actuarial loss of Ps. 5,872,557 is comprised of (i) an actuarial gain of Ps. 4,328,439 resulting from the behavior in the plan assets due to increases in the value of the equity instruments, and in fixed-yield instruments due to variances in the reference rates, and (ii) an actuarial loss of Ps. 10,200,996, due primarily to the fact that the number of employees who retired exceeded the number of estimated retirements at the beginning of the year, and that the increases in salaries and pensions for retired personnel exceeded the increases estimated at the beginning of the year.

At December 31, 2010, 46.4% (45.9% in 2009) of plan assets were represented by fixed-yield instruments and the remaining 53.6% (54.1% in 2009) was represented by variable-yield instruments.

e) In the case of Mexico (Telcel) and Ecuador, the net period cost of other benefits for the years ended December 31, 2009 and 2010 was Ps. 50,551 and Ps. 46,477, respectively, for Mexico, and Ps.13,077 and Ps.8,706, respectively, for Ecuador.

f) For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies, which are recognized in results of operations as they are incurred.

13. Accounts Payable and Accrued Liabilities

a) An analysis of the caption Accounts payable and accrued liabilities is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Suppliers	Ps.	78,084,527	Ps.	75,895,027	Ps.	79,306,314
Sundry creditors		19,602,627		19,476,554		25,752,651
Interest payable		3,845,529		2,805,329		4,928,705
Accrued expenses and other provisions		15,935,986		22,562,274		31,534,351
Guarantee deposits		1,057,244		1,263,674		1,311,837
Dividends payable		944,118		2,575,318		2,761,069

Total	Ps.	119,470,031	Ps.	124,578,176	Ps.	145,594,927

b) An analysis of accrued expenses and other provisions at December 31, 2009 and 2010 is as follows:

	Balance at January 1, 2009		Effect of translation		Increase of the year		Applications				Balance at December 31, 2009
							Payments		Cancellations
Direct employee benefits payable	Ps.	5,086,068	Ps.	459,866	Ps.	7,837,276	Ps.	(7,607,499)	Ps.	(83,582)	Ps.	5,692,129
Asset retirement obligations		1,777,317		30,794		1,848,499		(174,904)				3,481,706
Contingencies		9,072,601		2,122,278		4,579,335		(2,326,958)		(58,817)		13,388,439

	Ps.	15,935,986	Ps.	2,612,938	Ps.	14,265,110	Ps.	(10,109,361)	Ps.	(142,399)	Ps.	22,562,274

	Balance at December 31, 2009		Effect of translation		Increase of the year		Applications				Balance at December 31, 2010
							Payments		Cancellations
Direct employee benefits payable	Ps.	5,692,129	Ps.	(137,127)	Ps.	10,398,406	Ps.	(7,146,085)	Ps.	(55,170)	Ps.	8,752,153
Asset retirement obligations		3,481,706		(41,959)		1,583,676		(245,637)		(96,377)		4,681,409
Contingencies		13,388,439		(206,161)		5,912,733		(700,718)		(293,504)		18,100,789

	Ps.	22,562,274	Ps.	(385,247)	Ps.	17,894,815	Ps.	(8,092,440)	Ps.	(445,051)	Ps.	31,534,351

14. Other Financial Assets and Liabilities

Fair value hierarchy

At December 31, 2009 and 2010, América Móvil had the following financial instruments measured at fair value shown in the statement of financial position.

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

	Measurement of fair value at December 31, 2009
	Level 1		Level 2		Level 3		Total
Assets
Derivatives			Ps.	13,087,956			Ps.	13,087,956
Pension plan assets	Ps.	189,601,994			Ps.	501,921		190,103,915

Total	Ps.	189,601,994	Ps.	13,087,956	Ps.	501,921	Ps.	203,191,871

Liabilities
Debt	Ps.	85,369,841	Ps.	192,572,670			Ps.	277,942,511
Derivatives				1,110,377				1,110,377

Total	Ps.	85,369,841	Ps.	193,683,047			Ps.	279,052,888

	Measurement of fair value at December 31, 2010
	Level 1		Level 2		Level 3	Total
Assets
Derivatives			Ps.	5,004,483		Ps.	5,004,483
Pension plan assets	Ps.	208,972,566					208,972,566

Total	Ps.	208,972,566	Ps.	5,004,483		Ps.	213,977,049

Liabilities
Debt	Ps.	236,888,485	Ps.	90,050,880		Ps.	326,939,365
Derivatives				453,932			453,932

Total	Ps.	236,888,485	Ps.	90,504,812		Ps.	327,393,297

For the years ended December 31, 2009 and 2010, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

15. Deferred Revenues

An analysis of deferred revenues at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At January 1,		At December 31,
	2009		2009		2010
At January 1	Ps.	18,037,092	Ps.	21,648,610	Ps.	28,937,442
Increase during the year		194,456,732		239,673,027		242,834,356
Recognized in income		(192,234,952)		(232,751,486)		(242,258,878)
Effect of translation		1,389,738		367,291		(458,506)

		21,648,610		28,937,442		29,054,414

Short-term		21,220,796		23,475,052		25,064,230
Long-term		427,814		5,462,390		3,990,184

	Ps.	21,648,610	Ps.	28,937,442	Ps.	29,054,414

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the statement of income when they are realized.

16. Debt

The Company's short- and long-term debt consists of the following:

		At December 31, 2010
Currency	Loan	Rate	Maturity from 2011 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,708,061
	ECA credits (floating rate)	L +0.35%, L+0.39%, L + 0.75% & L + 1.50%	2019		17,832,081
	Fixed-rate notes	3.625% - 6.375%	2040		114,308,303
	Lines of credit	L + 0.25%-4.23% & 4.50%	2014		13,515,748
	Leases	7.00%-7.50% & RLR + 1.06	2012		51,235

	Subtotal U.S. dollars				147,415,428

Euros
	ECA credits (fixed rate)	2.00%	2022		185,912
	Fixed-rate notes	3.75% and 4.75%	2022		28,942,800

	Subtotal Euros				29,128,712

Mexican pesos
	Lines of credit	TIIE + 0.60%	2011		46,000
	Fixed-rate notes	4.10%-10.20%	2037		41,474,529
	Floating-rate notes	Cetes+0.55% & TIIE + -0.10%-1.50%	2016		37,100,000

	Subtotal Mexican pesos				78,620,529

Reais
	Lines of credit	4.50%, 8.78% and 9.20% & LTIR+4.5%	2020		2,960,139

	Subtotal Brazilian reais				2,960,139

Colombian pesos	Bonds	CPI + 6.8% & 7.59%	2016		4,002,864

	Subtotal Colombian pesos				4,002,864

Other currencies	Bonds	1.49% - 6.41%	2039		23,207,510
	Leases	2.75% - 8.97%	2027		913,536
	Lines of credit	L + 0.33%, BAR +0.40% & 0.425%, Badlar rate & 4.76%-19.45%	2014		16,851,438

	Subtotal other currencies				40,972,484

	Total debt				303,100,156

	Less: Short-term debt and current portion of long-term debt				9,039,204

	Long-term debt			Ps.	294,060,952

		At December 31, 2009
Currency	Loan	Rate	Maturity from 2010 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.71% - 3.20%	2010	Ps.	169,607
	ECA credits (floating rate)	L +0.34%, L+0.346%, L + 0.75% & L + 1.50%	2019		11,769,032
	Fixed-rate notes	4.75% - 6.375%	2037		80,969,359
	Lines of credit	L + 0.20%-5.14% & 3.317%-7.50%	2014		71,921,028
	Leases	7.95% - 8.75% & RLR + 2.0%	2012		159,266

	Subtotal U.S. dollars				164,988,292

Euros
	ECA credits (fixed rate)	2.00%	2022		237,921
	ECA credits (floating rate)	E(5) + 0.70%	2016		7,040,725

	Subtotal Euros				7,278,646

Mexican pesos
	Lines of credit	69CPI69CPI + %-5.757% - -0.09% & -0.05%	2010		4,200,000
	Fixed-rate notes	4.1% - 10.20%	2037		46,013,149
	Floating-rate notes	Cetes+0.55, 0.88 & 1.10 & TIIE + - 0.02%-1.25%	2016		26,500,000

	Subtotal Mexican pesos				76,713,149

Reais
	Lines of credit	4.50%, 8.78% y 9.20%& LTIR+4.5% & IDC + 1.296%, 1.582 & 4.85%	2017		5,152,140

	Subtotal Brazilian reais				5,152,140

Colombian pesos
	Bonds	CPI + 6.8% - 7.50% & 7.59%	2016		5,749,270
	Lines of credit	FTD+ 3.766 & 4.894%	2013		360,830
	Leases	FTD+5.160%, 5.427% & 6.232%	2014		315,171

	Subtotal Colombian pesos				6,425,271

Other currencies
	Bonds	1.489%, 2.95% & 6.406%	2039		4,546,906
	Leases	2.75% - 6.45%	2012		1,133,455
	Lines of credit	1.02%-19.45% & L+ 0.33% & BAR + 0.425%	2027		11,003,820

	Subtotal other currencies				16,684,181

	Total debt				277,241,679

	Less: Short-term debt and current portion of long-term debt				44,967,190

	Long-term debt			Ps.	232,274,489

		At January 1, 2009
Currency	Loan	Rate	Maturity from 2009 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.71%, 3.2%, 3.93% & 6.56%	2013	Ps.	4,121,020
	ECA credits (floating rate)	L + 0.30%, L + 0.75%, L + 0.875% & L + 1.50%	2018		19,455,560
	Syndicated loans	L + 0.20%, L + 0.25% & L + 0.325%	2013		74,460,650
	Fixed-rate notes	4.125%, 4.75%, 5.5% & 6.375%	2037		74,187,922
	Lines of credit	L + 0.35 - L + 5.5%, 4.5% & 6.71%	2014		37,586,566
	Leases	L + 2.9%, L + 3.16% & 3.35% - 8.75%	2012		692,525
	Suppliers	L + 1.5%, 3.0% & 5.2%	2013		397,495

	Subtotal U.S. dollars				210,901,738

Euros
	ECA credits (fixed rate)	2.0%	2022		271,881
	ECA credits (floating rate)	E + 0.70%	2016		4,979,233

	Subtotal Euros				5,251,114

Mexican pesos
	Lines of credit	TIIE + 0.05%, TIIE + 0.09% & TIIE + 0.24%	2010		7,300,000
	Fixed-rate notes	8.11% - 10.45%	2036		39,860,964
	Floating-rate notes	C+0.55% -C+ 0.9%, TIIE + 0.02% - TIIE + 0.10%	2013		17,434,917
	Commercial paper	8.18% - 8.53%	2009		5,500,000

	Subtotal Mexican pesos				70,095,881

Reais
	ECA credits (fixed rate)	4.85%	2010		1,178
	Floating-rate notes	IDC + 2.52%	2009		2,317,210
	Lines of credit	IDC + 3.77% -12.91% &9.25%	2014		3,760,743

	Subtotal Brazilian reais				6,079,131

Colombian pesos
	Lines of credit	FTD + 3.77% - 12.91%	2013		405,693
	Leases	FTD + 5.16%	2014		348,872
	Bonds	CPI + 6.8% -7.50% and 7.59%	2016		5,430,792

	Subtotal Colombian pesos				6,185,357

Other currencies
	Bonds	6.41%	2012		538,602
	Leases	3.90%, 6.45% &14.0%	2027		1,075,785
	Lines of credit	3.19% - 14.75%	2016		10,588,330

	Subtotal other currencies				12,202,717

	Total debt				310,715,938

	Less: Short-term debt and current portion of long-term debt				68,358,159

	Long-term debt			Ps.	242,357,779

Legend:

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican Weighted Interbank Interest Rate

FTD = Fixed-term deposits

CPI = Consumer price index

E = Euribor or Euro Interbank Offered Rate

RLR = Reference Liability Rate

LTIR = Long-term Interest Rate

Cetes = Mexican Treasury Certificates

BAR =Bankers and Financial Institutions Association Rate

IDC = Interbank Deposit Certificate

Baldar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million pesos

Export Credit Agreement

Except for the fixed-rate notes, interest rates on the Company's debts are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2009 and 2010 was approximately 4.7% and 5.2%, respectively.%.

Such rate does not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company's short-term debt at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Senior notes	Ps.	6,742,073	Ps.	14,194,427
Domestic senior notes		13,734,917		9,000,000	Ps.	4,500,000
Lines of credit used		33,498,319		13,355,740		600,416
Commercial paper		5,500,000
Other loans		1,529,451		312,029		234,182

Total	Ps.	61,004,760	Ps.	36,862,196	Ps.	5,334,598

Weighted average interest rate		6.9%		4.8%		5.3%

An analysis of maturities of the Company's long-term debt is as follows:

Year	Amount
2012	Ps.	22,680,878
2013		21,962,635
2014		35,262,291
2015		34,784,121
2016		16,215,495
2017 and thereafter		163,155,532

Total	Ps.	294,060,952

Senior Notes - At December 31, 2010, the Company has senior notes issued in U.S. dollars of USD 9,250 million (Ps. 114,308 million) maturing from 2014 to 2040. The Company also had senior notes issued in Mexican pesos of Ps. 78,575 million maturing in 2011 and 2037. In 2010, América Móvil issued eleven new senior notes as follows: Ps. 4,600 million and Ps. 7,000 million (in Mexican pesos); 743 million investment units (UDIs) (equivalent to Ps. 3,301 Mexican pesos); USD 750 million, USD 2,000 million and USD 1,250 million; 5 million UFs (Unidades de Fomento) (equivalent to 105,460 Chilean pesos); 230 million Swiss francs; 750 million and 1,000 million Euros; and 650 million pounds sterling.

All senior notes issued by América Móvil are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2010 is approximately Ps. 19,726 million.

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps. 20,000 million.

Domestic notes

At December 31, 2009, debt under domestic senior notes amounts to to Ps. 55,141 million. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE). At December 31, 2010, debt under domestic notes aggregates to Ps. 61,203 million. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE).

Early payment of debt

In 2010, the Company made payments and advance payments against its debt with third parties of approximately Ps. 23 billion.

General

At December 31, 2010, the Company has a number of bank facilities for approximately Ps. 33,373 million unused

(USD 2,701 million).

The Company is obligated to comply with certain financial and operating covenants under the loan agreements. These covenants limit, in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel. As of December 31, 2010, the Company is in compliance with all covenants without exception.

At December 31, 2010, approximately 65% of América Móvil's total outstanding consolidated debt is guaranteed by Telcel.

Subsequent events

On February 2, 2011, América Móvil made a private tender offer to exchange outstanding bonds issued by Telmex with maturities in 2015 and 2019 for new bonds issued by América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, USD 243.6 million of Telmex bonds maturing in 2015 and USD 122.6 million of Telmex bonds maturing in 2019 were exchanged for bonds issued by América Móvil

17. Commitments and Contingencies

At December 31, 2009 and 2010, the Company has entered into several lease agreements with related parties and third parties for the buildings where is offices are located (as a lessee), as well as with the owners of premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

At December 31, 2009, the Company has the following non-cancelable commitments under finance and finance leases:

Year ended December 31	Finance leases		Operating leases
2010	Ps.	762,458	Ps.	4,314,378
2011		407,219		4,050,849
2012		181,893		3,331,981
2013				3,009,501
2014				2,130,224
2015 and thereafter				3,526,184

Total		1,351,570	Ps.	20,363,117

Less: interest		(60,199)

Present value of net minimum lease payments		1,291,371
Less current portion		(716,481)

Long-term obligations	Ps.	574,890

At December 31, 2010, the Company has the following non-cancelable commitments under finance and operating leases:

Year ended December 31	Finance leases		Operating leases
2011	Ps.	458,867	Ps.	4,005,998
2012		239,546		3,729,428
2013		62,560		3,088,673
2014				2,505,264
2015				1,824,615
2016 and thereafter				3,690,916

Total		760,973	Ps.	18,844,894

Less: interest		(25,567)

Present value of net minimum lease payments		735,406
Less current portion		(441,140)

Long-term obligations	Ps.	294,266

Rent expense for the years ended December 31, 2009 and 2010 was Ps. 10,788,990 and Ps. 8,318,926, respectively.

b) Commitments

At December 31, 2010, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM and 3G networks for an amount up to approximately USD 4,511 million (approximately Ps. 55,743 million). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

NatTel, LLC (“NatTel”) has sued the Company and other parties in the U.S. in a Connecticut state court in relation to a transaction conducted in August 2007 through which the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately USD 15 million (approximately Ps. 185 million) in an escrow account with The Bank of New York, and the remaining purchase payments were covered by certain inter-company debt owed by ODJ to the majority shareholders in ODC: SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In this suit, NatTel alleges that the transaction was intended to deprive NatTel of its fair share of the proceeds from the sale, and that it was structured in such a way so that SAC received the all the money from the sale. NatTel is seeking an order allowing it to receive the amount placed in escrow. On February 7, 2008, the Company filed a motion for dismissal due to lack of jurisdiction and technical errors in the notice.

Concurrently with the Connecticut case, NatTel has also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (“Bankruptcy Court”) against many of the parties of the Connecticut action, including the Company.

On October 22, 2010, the Company entered into a settlement agreement with NatTel through which the parties resolved all of the claims asserted against it in the Connecticut action and the adversary proceeding. This agreement was approved by the Bankruptcy Court on November 23, 2010 and it became effective on December 8, 2010. On December 13, 2010, pursuant to the settlement agreement, NatTel voluntarily dropped both the Connecticut action and the adversary proceeding and as a result, this contingency has been duly terminated.

Cempresa

In 2008, Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “the Plaintiffs”) filed suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates and subsidiaries, and two members of its Board of Directors (collectively, “the Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. In 2000, the Plaintiffs sold a majority of their shares in the Company’s Ecuadorian subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”). Telmex’s holdings in Conecel were transferred to the Company’s as part of the spin-off from Telmex in 2000 and are currently held by one of its subsidiaries. The Plaintiffs kept a minority of the shares of Conecel.

The Plaintiffs asserted that one of their exit strategies with respect to the minority shares was a right to negotiate the swap of Conecel shares for shares in the Company. The Plaintiffs contended in the lawsuit that the Defendants wrongfully deprived them of this share swap and they sought the alleged value of the Company’s shares they claimed they would have received, which the Plaintiffs asserted amounted to over USD 900 million (approximately Ps. 11,121 million). The Plaintiffs also sought punitive damages and asserted that the Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share swap. In 2003, the Plaintiffs voluntarily sold their minority shares to the Defendants, executing comprehensive releases as part of the sale.

The Defendants filed a motion to dismiss the case, asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the impossibility of adding contract cause of action to a fraud cause of action. In December 2008, the related court denied the motion to dismiss and the Defendants appealed. The appellate court stayed the case in the trial court until the appeal is ruled on.

On June 3, 2010, the Appellate Division of the New York Supreme Court reversed the ruling originally handed down by the court in 2008 and ordered that the case be dismissed in its entirety. In a lengthy opinion, three justices of the Appellate Division ruled to reverse the original court order and to dismiss the case, holding that the broad release specifically disclaimed Plaintiffs’ right to file a suit, and that the allegations of fraudulent inducement were not sufficient, on the face of the complaint, to invalidate the release.

Because there was a two-justice dissent in the Appellate Division, the Plaintiffs have an automatic right to appeal in the New York Court of Appeals. The Plaintiffs have exercised this right of appeal, which currently pending resolution. The Company has made no provisions in the accompanying financial statements for this potential liability.

Telcel

COFECO - Substantial market power probes

Since December 2007, the Mexican Fair Trade Commission (Comisión Federal de Competencia or “COFECO”) has been conducting a substantial probe into whether any of Mexico’s operators enjoy substantial market power in the mobile termination (interconnection) market over calls made under the local, domestic and international calling party pays system. COFECO has published its preliminary findings in which it has determined that each cell phone operator, including Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), enjoys substantial influence in the market for mobile termination to their own networks.

Those parties that may be interested have the opportunity to submit information for COFECO’s review before the agency issues its final report on the matter. Telcel has provided extensive information to COFECO for its probe, but the Company is unable to predict when COFECO will issue a final report or whether it will modify its preliminary findings.

In April 2008, COFECO started up another probe, which was initiated by an alleged Telcel subscriber (who in fact was an employee of another mobile operator), relating to whether Telcel enjoys substantial market power in the nationwide market for voice and data services. COFECO issued a final ruling on this investigation in February 2010, finding that Telcel does indeed enjoy substantial market power in the nationwide market for mobile telephone services. In February 2010, Telcel filed an administrative proceeding with the COFECO and COFECO denied the motion for review of the administrative proceeding. Telcel then filed an appeal for relief (amparo indirecto) with an administrative judge against the rejection of the administrative proceeding and against the issuance, subscription and publication of the COFECO ruling. Resolution of this appeal is pending.

Under Mexico’s Federal Antitrust Law and the Mexican Telecommunications Law, should COFECO ultimately find that an operator enjoys substantial market power over another operator, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones or “COFETEL”) may impose on that operator specific regulations with respect to tariffs, quality of service and information in the specific market in which the operator was found to have substantial market power. The Company is unable to predict what regulatory steps might be taken in response to the COFECO’s rulings. COFETEL has stated publicly that specific regulations will be issued during the second quarter of 2011.

COFECO—Probe into monopolistic practices

COFECO launched four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concerned alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones from and to third parties. In each of these probes, COFECO determined that Telcel engaged in anti-competitive behavior, and the agency imposed fines totaling Ps. 6.7 million and ordered that Telcel’s cease the alleged monopolistic practices immediately. Telcel has challenged COFECO’s findings and fines in the courts and no final ruling in this regard has been issued.

The third proceeding concerned certain exclusivity clauses in connection with agreements executed with content providers. In this probe, COFECO found that Telcel engaged in anti-competitive practices and ordered that the exclusivity clauses in question be removed from the relevant content agreements. No fines or penalties were imposed on Telcel. Telcel later unsuccessfully challenged COFECO’s ruling, which has now become final and non-appealable. Telcel has complied with the removal of the exclusivity clauses from the relevant content agreements.

The fourth probe concerns alleged monopolistic practices in the mobile termination (interconnection) market. On April 15, 2011, COFECO notified Telcel of a ruling whereby it levied a fine of Ps. 11,989 million for alleged monopolistic practices. COFECO states that the rates Telcel offers its own callers (on-net calls) are lower than the mobile termination rate Telcel charges other carriers, which prevents said carriers from being able to provide similar pricing to their customers. Telcel disputes this conclusion. As of the date of the accompanying financial statements, the Company and Telcel are evaluating the scope and legal grounds of the ruling and will exercise any and all legal actions and/or means of defense available to challenge it. The Company has made no provisions in the accompanying financial statements for these potential liabilities.

Mobile termination rates

Under the Calling Party Pays system, when a customer of one operator (mobile or fixed) places a local or long-distance call to a customer of another operator, the first operator pays the second a fee, which is referred to as a mobile termination rate.

Under Mexican law, mobile termination rates are negotiated between operators. However, Telcel has not always been able to reach an agreement on the annual mobile termination rates with certain operators, and these operators have sought the intervention of COFETEL to set the applicable mobile termination rates.

Since 2005 there has been extensive controversy in Mexico concerning mobile termination rates. The principal stages in the controversy, as it relates to mobile termination with Telcel, are summarized below.

•

December 2004 Agreement. In December 2004, most Mexican telecommunications operators had agreed on mobile termination rates set for the years 2005 through 2007. The agreement provided for annual reductions of 10%. The following are the mobile termination rates agreed on in December 2004:

•	January 1, 2005 to December 31, 2005: $1.71 Mexican pesos per minute or portion thereof;

•	January 1, 2006 to December 31, 2006: $1.54 Mexican pesos per minute or portion thereof; and

•	January 1, 2007 to December 31, 2007: $1.34 per minute or portion thereof.

•

August 2006 COFETEL Resolutions. Axtel, independently, and Avantel and Alestra, jointly, initiated proceedings with COFETEL to have COFETEL set the mobile termination rates between them and Telcel under the “calling party pays” system in local mobile service networks.

As a result of these proceedings, on August 31, 2006, COFETEL issued two resolutions (the “Axtel Resolution” and the “Avantel/Alestra Resolution”) that set the local mobile termination rates payable by the two carriers to Telcel for the years 2005 through 2010, as follows:

•	January 1 to December 31, 2005: $1.71 Mexican pesos per minute;

•	January 1 to September 30, 2006: $1.54 Mexican pesos per minute;

•	October 1, 2006 to December 31, 2007: $1.23 Mexican pesos per minute;

•	January 1 to December 31, 2008: $1.12 Mexican pesos per minute;

•	January 1 to December 31, 2009: $1.00 Mexican pesos per minute; and

•	January 1 to December 31, 2010: $0.90 Mexican pesos per minute.

Several of these fees were lower than the fees Telcel had agreed on with other operators.

In addition, COFETEL ruled that, starting in 2007, mobile termination rates would be determined by adding the total seconds of all completed calls and rounding up to the next minute, rather than by rounding each call up to the next minute, before calculating the total use of the network. In order to mitigate the effects of this change on Telcel, COFETEL authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the mobile termination rates billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

Challenges to Avantel/Alestra Resolution. Telcel challenged COFETEL’s August 2006 Avantel and Alestra Resolution on mobile termination rates between the two carriers and Telcel. In November 2009, the competent court ruled that COFETEL was not empowered to add elements to the controversy set forth in the proceedings and could not issue resolutions on matters which were not originally requested (i.e., mobile termination rates for the years 2008 to 2010). Consequently, Telcel won the appeal and the ruling issued by COFETEL is now null and void. COFETEL was ordered to issue a new ruling establishing mobile termination rates only for the years 2005 to 2007. However, the court’s ruling was silent with regard to the analysis and assessment of several of the acts challenged by Telcel. Accordingly, in December 2009 Telcel challenged the ruling before the competent courts. COFETEL also challenged the ruling. Avantel joined the two challenges through a joinder of appeal. Resolution of these challenges is pending. This case is now to be resolved by the Supreme Court of Justice.

•

Challenges to Axtel Resolution, December 2007 Judicial Decision and January 2008 COFETEL Resolution. In September 2006, Telcel began a judicial relief proceeding (amparo) challenging the ruling handed down by COFETEL on mobile termination rates between Axtel and Telcel. In December 2007, the district court overruled the ruling handed down by COFETEL in August 2006 regarding the disagreement related to mobile termination rates initated by Axtel, and directed COFETEL to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, COFETEL issued a resolution establishing mobile termination rates between Telcel and Axtel for the period from 2005 through 2007 in the same terms contained in the COFETEL’s August 2006 resolution. Telcel challenged this resolution with regard to the rates applicable for that period. In October 2009, the court ruled against Telcel finding that, among other aspects, the costs model used by COFETEL to calculate mobile termination rates had been appropriate and that the mobile termination rates in question should therefore be as follows:

•	January 1 to December 31, 2005: $ 0.71 per minute;

•	January 1 to December 31, 2006: $ 0.74 per minute; and

•	January 1 to December 31, 2007: $ 0.78 per minute.

Both Telcel and COFETEL challenged the ruling. Axtel joined the two challenges through a joinder of appeal. This case is now to be resolved by the Supreme Court of Justice (Suprema Corte de Justicia).

•

December 2006 Agreements. In the fourth quarter of 2006, with regard to the implementation of the “National Calling Party Pays” system, most industry operators (excluding Axtel, Avantel and other minor operators) agreed on the mobile termination rates for local and long-distance (national and international) calls made by mobile network users for the years 2006 through 2010. These agreements established the following continued reductions in mobile termination rates:

•	January 1 to December 31, 2006: $1.54 per minute;

•	January 1 to December 31, 2007: $1.34 per minute;

•	January 1 to December 31, 2008: $1.21 per minute;

•	January 1 to December 31, 2009: $1.09 per minutes; and

•	January 1 to December 31, 2010: $1.00 per minute.

•

2008 Proceedings Involving Axtel. In December 2007 and March 2008, Axtel initiated proceedings with COFETEL to establish mobile termination rates for the years from 2008 through 2011. In 2008, before COFETEL issued a resolution, Axtel filed an administrative review proceeding with the Mexican Ministry of Communications and Transportation (“SCT”). Axtel contended that, by failing to issue a resolution on mobile termination rates for 2008 through 2011, COFETEL had refused to act (denial by default). Through the administrative review proceeding, Axtel requested that the SCT review this denial by default.

In September 2008, SCT issued a resolution establishing the following mobile termination rates for 2008 through 2011:

•	January 1 to December 31, 2008: $0.5465 per minute;

•	January 1 to December 31, 2009: $0.5060 per minute;

•	January 1 to December 31, 2010: $0.4705 per minute; and

•	January 1 to December 31, 2011: $0.4179 per minute.

These fees are substantially lower than the fees agreed upon with the rest of the industry operators in 2006. Telcel challenged the resolution and, in October 2008, obtained a court order suspending its effects until a final ruling is issued. No final resolution has been rendered. This case is now to be resolved by the Supreme Court of Justice.

•

April 2009 COFETEL Resolution – Avantel Interconnection Disagreement. In April 2009, COFETEL issued a resolution establishing the following mobile termination rates for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of calls under the “calling party pays” system in Telcel’s mobile network:

•	January 1 to December 31, 2008: $1.12 per minute plus a surcharge of 18% over the total mobile termination minutes billed;

•	January 1 to December 31, 2009: $1.00 per minute plus a surcharge of 10% over the total termination minutes billed;

•

January 1 to December 31, 2010: $0.90 per minute with no surcharge, in the understanding that the rate will be billed by adding the actual duration of the calls measured in seconds and then rounding up to the next minute.

In May 2009, Telcel challenged the resolution. This proceeding was overruled since Avantel challenged COFETEL’s resolution by filing a review proceeding with the SCT that resulted in the SCT issuing a ruling in November 2010 that established mobile termination rates as follows:

•	January 1 to December 31, 2008: $0.5465 per minute;

•	January 1 to December 31, 2009: $0.5060 per minute;

•	January 1 to December 31, 2010: $0.4705 per minute; and

•	January 1 to December 31, 2011: $0.4179 per minute.

Telcel challenged this resolution and no final decision has been rendered. This case is now to be resolved by the Supreme Court of Justice (Suprema Corte de Justicia).

•

2010/2011 Agreements. In December 2010 and early 2011, Telcel, Telefónica, Telmex and certain other operators agreed on the mobile termination rates payable for local and long-distance (national and international) calls by mobile network users under the “calling party pays” system for the years 2011 through 2014. These agreements established the following continued reductions in mobile termination rates:

•	January 1 to December 31, 2011: $0.95 per minute;

•	January 1 to December 31, 2012: $0.86 per minute;

•	January 1 to December 31, 2013: $0.78 per minute; and

•	January 1 to December 31, 2014: $0.69 per minute.

The parties also agreed on a new method for computing mobile termination rates. Instead of rounding each call up to the next minute before calculating the sum of total network occupation, mobile termination fees will be computed by adding up the length of each call in seconds, excluding the first minute of use.

•

2010-2011 Proceedings. In 2010 and 2011, Nextel, Alestra, Maxcom, Marcatel, Megacable, Bestphone, Cablemas, Operbes, and Cablevisión (the latter four, subsidiaries of Grupo Televisa), initiated proceedings with COFETEL to establish mobile termination rates for the years from 2011 through 2014-2015 (in the case of Maxcom, from 2011 through 2020). With regard to the proceeding initiated by Alestra, in April 2011, COFETEL issued a resolution establishing the mobile termination rate applicable for 2011 at $0.3912. Telcel challenged the resolution. As of the date of the accompanying financial statements, resolutions for all of the other proceedings are pending. However, Telcel expects all such proceedings to be resolved in the same manner as the Alestra proceeding; i.e., setting the termination rate for 2011 at $0.3912 with subsequent reductions for the following years.

The Company expects that mobile termination rates will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern certain operators, if those matters are resolved adversely to the Company through a final, non-appealable resolution or decision from COFETEL, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide to these operators, as of the date of such final, non-appealable resolution or decision. This could materially reduce Telcel’s mobile termination revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among dissenting operators and Telcel for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such dissenting operators for certain periods from 2005 to 2010.

Recently the Mexican Supreme Court of Justice ruled that lower courts may not grant temporary injunctive relief suspending the application of interconnection tariffs set by Cofetel. The ruling will eliminate the ability of an operator to obtain judicial suspensions against interconnection rulings issued by Cofetel. Operators will continue to have the ability to challenge interconnection resolutions issued by Cofetel, but such resolutions will not be stayed pending final resolution by the courts. All proceedings initiated by Telcel in the past against interconnection rulings issued by Cofetel will continue their course. We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. Although the matters in dispute primarily concern certain operators, pending a final resolution from the courts and given the inability to suspend Cofetel’s interconnection resolution, operators interconnected to Telcel’s network may elect to pay Telcel the reduced fees resolved by Cofetel. Each operator will make its own determination on how to allocate risks associated with such legal proceedings.

February 2009 Interconnection Plan

In February 2009, COFETEL published a Fundamental Technical Plan of Interconnection and Inter-operability (the “Plan”) that addresses the technical, economic and legal conditions of interconnection. With respect to mobile termination fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to set fees, which could override the existing fee agreements among industry concessionaires. Telcel believes that the implementation of the Plan will result in asymmetrical and discriminatory treatment for those concessionaires that, in COFETEL’s opinion, have the highest number of user accesses, and that it will also subject these concessionaires to specific technical and legal requirements and different economic, technical and legal conditions than the other concessionaires, such as the disaggregation of network components.

The Company is unable to predict the competitive and financial effects that might result from implementation of the Plan. However, these results could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection.

In March 2009, Telcel challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan. As of the date of the date of the accompanying financial statements, the challenge remains unresolved.

Short Message Services (SMS)

Under the terms of its concessions for the 850 megahertz spectrum, Telcel must pay the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services that are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In other proceedings, COFETEL has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services and are therefore concessioned services subject to the royalty described above. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions for this contingency considered possible.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (“SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction taken by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of the Company’s subsidiaries for the use of certain trademarks. In June 2007, the SAT notified Telcel of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction taken by Telcel in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

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

Based on the above, the Company expects the SAT to challenge other deductions taken in 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. The Company has not made provisions in its financial statements for these potential liabilities.

Telmex

Consolidation of Local Service Areas

In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Telmex filed a motion for an administrative review of COFETEL’s guidelines for modifying the local service areas. Such motion was denied by the SCT and is currently in litigation before the Third Regional Metropolitan Chamber of the Federal Tax and Administrative Court.

In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas. In September 2008, it ordered the consolidation of another package of 125 local service areas. In December 2008, it ordered the consolidation of one local service area. Each consolidation has its own schedule. Telmex has challenged COFETEL’s orders through the corresponding legal procedures.

In November 2009, in compliance with the ruling issued by the Collegiate Administrative Court, the resolutions issued by COFETEL became null and void.

If the validity of COFETEL’s ruling is eventually recognized, COFETEL may be able to re-initiate proceedings to require the consolidation of the local service areas.

If the consolidation requirement ever becomes effective, there could be an adverse effect on the Telmex’s long-distance revenues.

COFECO—Substantial Market Power—Monopolistic practices investigations

In 2007, COFECO initiated eight probes aimed at evaluating whether Telmex enjoys substantial control and engages in monopolistic practices in certain markets.

Final resolutions have been issued for four of these probes through which COFECO has determined that Telmex has substantial control in the following areas: (i) termination of public commuted traffic; (ii) origination of public commuted traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Telmex has expressed its disagreement with the proceedings and has disputed its findings through evidence submitted against them.

For the four markets in question, COFECO has already confirmed its resolutions and Telmex has filed the applicable motions for appeal, which COFECO has denied. Telmex has filed for relief (amparo) proceedings against the COFECO’s rejection of the motions for appeal, and the rulings on these relief proceedings are still pending. If the disputed resolutions are determined to be final, COFETEL, after completing the applicable procedure, may establish specific obligations for Telmex regarding fees, quality of services and information in such markets, such as additional information and service quality disclosure requirements. The exact nature of these regulations and their impact on the business cannot be known in advance, but they will likely reduce Telmex’s flexibility and its ability to adopt competitive market policies. It is also impossible to predict how long Telmex will have to adopt the new regulations and whether it will actually be able to do so.

In the four remaining probes, COFECO is attempting to determine if Telmex engaged in alleged monopolistic practices in the following markets: (i) the broadband internet market for domestic residential customers; and (ii) the local and national long-distance dedicated links wholesale leasing services market. These probes are currently in the submission of evidence stage. For the inter-urban transport for commuted long-distance traffic services market and the fixed-network interconnection services market, COFECO has already issued and delivered Probable Fault Notices. Telmex promptly responded to these notices and contested the findings. There is no certainty as to the outcome of these probes and notices and they may be unfavorable for Telmex, which could result in regulations, restrictions or monetary fines being imposed on this related party.

Fundamental Technical Interconnection and Interoperability Plan

On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. This plan could have a negative impact on Telmex and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Telmex has legally challenged the plan through a number of available channels and has presented its evidence as to the illegality and unconstitutionality of the plan.

Interconnection Rates

In November 2010, the SCT submitted the guidelines issued by COFETEL for review by the Federal Commission for the Improvement of Regulations (COFEMER) to have the latter develop the cost models to be used to set the interconnection rates for interconnection services provided by the public telecommunications network concessionaires. After COFEMER has issued its Complete Final Ruling on such guidelines, they will be published by COFETEL in the Official Gazette and will become effective. This situation may have a negative effect on Telmex’s revenues from interconnection services and on its results of operations.

Comcel

Dominant position

In September 2009, the Colombian Communications Regulation Commission (“CRC”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if there if it enjoys substantial superiority over the market’s other participants regarding its traffic, revenues and subscriber base vis-à-vis its competitors’ traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009. As of the date of the accompanying financial statements, the CRC is evaluating whether to broaden or suspend the regulations. There is no certainty as to the outcome of the CRC’s probe. Any broadened regulation could have an adverse impact on Comcel’s operations.

Brazil

Anatel Inflation-Related Adjustments

The Brazilian National Telecommunications Agency has challenged both Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. 40% of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments related to the payment corresponding to 60% of the price and has requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s declaratory suit in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is still pending. In December 2008, ANATEL charged Tess approximately R$ 267 million (approximately Ps. 1,980 million). Tess obtained an injunction granted by the Federal Court of Appeals, and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately R$ 167 million (approximately Ps. 1,235 million). ATL also obtained an injunction granted by the Federal Court of Appeals and consequently payment has been suspended until the final ruling is issued.

The total contested amount of approximately R$ 523 million (approximately Ps.3,878 million) (excluding potential fines, surcharges and interest) was calculated based on certain assumptions about the monetary correction methodology. In the event that a different monetary correction method is used, this total contested amount could increase. Claro Brasil, S.A. (“Claro Brasil”) has assumed the rights and obligations of both ATL and Tess under this case.

Claro Brasil has created a provision of R$ 523 million (approximately Ps. 3,878 million) in its financial statements for these contingencies considered possible.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), the other controlling entity over the Company’s Brazilian operations, BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and some of their significant shareholders. Under these agreements, BNDESPar had the right, among other points, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, provided that BNDESPar held 5% of the shares of those companies.

In October 2003, Telecom América increased the capital stock of both Telet and Americel, and BNDESPar’s ownership fell from approximately 20% in each company to below 5%, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately R$ 273 million (approximately Ps. 2,026 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. The Company has not made specific provisions in its consolidated financial statements for this contingency considered possible.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed on its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against the Company’s subsidiary Americel and later brought cases, as part of two separate proceedings, against 45 other defendants.

Americel filed three special appeals against the decision of the state court in Brasília in the hopes of having the case heard by the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice.

The plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment against Americel. In September 2006, the Superior Court of Justice of Brazil unanimously ruled to stay the proceedings, due to an injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Superior Court of Justice of Brazil a motion to overturn the ruling to stay the proceedings. However, Americel obtained a favorable resolution that confirmed the decision to stay the trial until a ruling has been handed down by the federal court in Rio de Janeiro. Lune has challenged the resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. The Company expects that the trial will remain stayed as long as the patent remains suspended. The proceedings remain suspended by the Superior Court of Justice.

The court-appointed expert has estimated that the award for damages could amount to as much as approximately R$ 551 million (approximately Ps. 4,086 million) for the period from March 1998 to February 2006. That estimate takes into account Americel’s number of lines and subscribers and considers certain assumptions regarding the way monetary correction is calculated. In the event that a different monetary correction method is used, the estimate of damages for the period from March 1998 to February 2006 could increase. In addition, neither the court-appointed expert nor Americel has estimated what the award for damages could be for the period after February 2006, since during this period Americel’s number of lines and subscribers, which are factors in the calculation of the estimate, have increased significantly. In the event of adverse decisions in these cases, Americel may be liable for damages for the period from February 2006 through 2012, at which time Lune’s patent is set to expire. The Company has not made specific provisions in its consolidated financial statements to cover these contingencies considered possible.

Consumer Protection Lawsuit (DPDC)

In July 2009, the Brazilian Federal and State Prosecutor Office, along with Brazil’s consumer protection agencies, including the Consumer Protection and Defense Agency, initiated a lawsuit against Claro Brasil alleging that it has violated certain consumer protection regulations. The amount claimed by the plaintiffs is R$ 300 million (approximately Ps. 2,224 million). Claro Brasil is contesting the lawsuit and a final ruling is still pending. The Company has not made specific provisions in its consolidated financial statements to cover this liability considered possible.

Tax assessments against Americel and Claro (PIS/CONFINS)

In December 2005, the Brazilian Federal Revenue Service issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (which are levied on gross revenue) for 2000 through 2005.

In addition, in March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL related to certain tax deductions taken by ATL in connection with its PIS and COFINS obligations. As discussed above, Claro Brasil is the corporate successor to ATL. The total amount of these tax assessments, which Americel and Claro Brasil are contesting in pending challenges, was R$ 494 million (approximately Ps. 3,663 million), including fines and interest as of December 31, 2010. Separately, Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking to exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate their PIS and COFINS tax obligations. The total amount in dispute was R$ 758 million (approximately Ps. 5,621 million) as of December 31, 2010.

In addition, in January 2011, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil regarding allegedly improper offsetting of certain tax deductions claimed by Claro Brasil in connection with its PIS and COFINS obligations. The total amount of these tax assessments, which Claro Brasil is contesting in pending challenges, is R$ 644 million (approximately Ps. 4,778 millions).

The Company has made specific provisions of R$ 758 million (approximately Ps.5,621 million) in its consolidated financial statements to cover the portion of the portion considered possible of the contingency related to the exclusion of ICMS payments and interconnection fees from the base used to calculate Claro Brasil’s and Americel’s tax obligations, and has also made specific provisions of R$ 120 million (approximately Ps. 889 million) to cover only a portion of the contingency considered possible.

ICMS Tax Credits

The Brazilian Federal Revenue Service issued tax assessments against Claro Brasil and Americel alleging that they improperly claimed certain tax credits under the state value added tax (ICMS) regime. The total amount of the tax assessments, which Claro Brasil and Americel are contesting in pending challenges, is approximately R$ 2,274 million (approximately Ps.16,864 million), including fines and interest as of December 31, 2010. The Company has made specific provisions of R$ 272 million (approximately Ps. 2,017 million) in its consolidated financial statements to cover the portion of the contingency considered probable.

Tax Credit for Income Tax Withheld Abroad

The Brazilian Federal Revenue Service issued tax assessments against Claro Brasil alleging that it incorrectly offset tax withheld in Ecuador and Honduras, among other countries, against some of its Brazilian tax obligations. The taxes in question relate to the payment of fees for services provided by Claro Brasil to Ecuador Telecom S.A. The tax assessments do not call into question Claro Brasil’s right to offset the amounts, but rather, they concern the allegedly incorrect method used to do so. Therefore, in the event that Claro Brasil does not prevail in its challenges, it would still be entitled to a tax credit for taxes withheld abroad The total amount of the tax assessments, which Claro Brasil is contesting in its challenges, was approximately R$ 306 million (approximately Ps. 2,269 million), including fines and interest, as of December 31, 2010. The Company made no specific provisions in its consolidated financial statements to cover this contingency.

EBC Funding

Claro Brasil and Americel filed an injunction challenging a federal law to create a Brazilian Communication Company that is to be partially funded by mobile operators in upcoming years. The total amount that Claro Brasil and Americel would be required to contribute at December 31, 2010 is R$ 123 million (approximately Ps. 904 million). The Company has made specific provisions of R$ 123 million in its financial statements to cover this potential liability.

FUST and FUNTTEL Funding

The Brazilian Federal Revenue Service has issued tax assessments totaling R$ 566 million (approximately Ps. 4,197 million) against Claro Brasil and Americel related to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (FUST) and the Telecom Development Fund (FUNTTEL) from 2006 to 2009 as a result of their exclusion of interconnection and activation fee revenues from the basis used to calculate their funding obligations. Claro Brasil and Americel have challenged the tax assessments, and such challenges are pending. The Company has made specific provisions of R$ 41 million (approximately Ps. 904 million) in its financial statements to cover the potential liability.

Embratel

Brazilian value-added goods and services tax (ICMS)

Embratel and Telmex Do Brasil Ltda. received assessments by the tax authorities related to alleged ICMS tax credits of Ps. 108 million taken incorrectly by the Company at December 31, 2010, which is considered a probable loss, while the possible loss aggregates to Ps. 4,080 million at December 31, 2010.

Star One has tax contingencies of Ps. 9,898 million at December 31, 2010 for unpaid ICMS on internet and satellite use. This amount is considered only a possible loss and consequently, the Company has not provided for such contingencies in its financial statements.

74.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel and Telmex do Brasil Ltda. have total tax contingencies of Ps. 1,379 million at December 31, 2010 related to the contributions of PIS prior to 1995, which were offset in conformity with Brazilian tax law. Based on the known facts and arguments and on the opinion of the companies’ legal counsel, at December 31, 2010, only Ps. 55 million of this contingency was considered a probable loss and Ps. 1,324 million was considered a possible loss.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One and Telmex do Brasil Ltda. have tax contingencies of Ps. 550 million at December 31, 2010 related to the payment of COFINS from 1999, considered a probable loss, as well as Ps. 1,283 million at December 31, 2010 that is considered a possible loss.

Other tax contingencies

Embratel, Star One, Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount considered a probable loss at December 31, 2010 is Ps. 15 million, while Ps 6,819 million at December 31, 2010 is considered as a possible loss.

Additionally, Embratel received assessments from the Brazilian tax authorities in the form of fines for not filing electronic files from 2001 through 2005. These potential fines total Ps. 3,475 million at December 31, 2010, which is considered a possible loss.

Furthermore, Embratel and its subsidiaries have recognized tax contingencies in 2010 involving the CPMF (Brazilian Values and Credits Movements or Transmission and Financial Rights Contribution), ITR (Brazilian Rural Territorial Tax), ISS (Brazilian Services Tax), IPI (Brazilian Industrialized Products Tax), II (Brazilian Imports Tax), CSRF (Brazilian Retained Social Contribution), Public Broadcasting Promotion Contribution and Net Contributions. At

December 31, 2010, Ps. 72 million of these contingencies was considered a probable loss and Ps. 1,289 million was considered a possible loss.

Embratel, Star One and Soluções Empresariais S.A., have other on-going litigations relating to the offsetting of IRPJ (Brazilian Income Tax), PIS (Brazilian Social Welfare Tax on Service Exports), COFINS (Brazilian Social Welfare Tax for Service Export Security Tax), CIDE (Brazilian Economic Intervention Contribution), CSLL (Brazilian Net Income Social Contribution) and IRRF (Brazilian Foreign Paid Income Tax) against allegedly improper IRPJ and ILL (Brazilian Net Income Tax) credits of Ps. 2,971 million at December 31, 2010.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, a provision of Ps. 1,276 million was recognized at December 31, 2010 to cover the probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. Click 21 and TvSat have other on-going litigations with claims totaling Ps. 1,463 million at December 31, 2010 that are considered a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers for which it has created a provision of Ps. 179 million at December 31, 2010 for amounts considered as probable losses. At December 31, 2010, Ps. 939 million is considered as a possible loss.

Additionally, Embratel received a fine from Anatel of Ps. 2,723 million at December 31, 2010 of which Ps. 2,620 million at December 31, 2010 was considered a possible loss, and Ps. 103 million was considered a probable loss.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings with the Ecuadorian Revenue Services ( “SRI”), challenging USD 127 million (approximately Ps. 1,569 million) regarding certain tax assessments notified by the SRI amounting to USD138 million (approximately Ps. 1,705 million) (not including interest and penalties) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid the SRI USD 14.3 million (approximately Ps. 176 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil challenging the tax assessments while attaching a bank guarantee of USD 12.7 million (approximately Ps. 156 million), which represented 10% of the contested amount.

In May 2009, the SRI filed its answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI and were attended by accounting experts accepted by both the defendant and the plaintiff. These experts are responsible for issuing reports on the document exhibition hearings. The latest expert opinion was filed before the Tax Court on January 27, 2010. The evidentiary phase has been concluded. The final hearing took place on June 23, 2010 and final resolution by the Tax Court is still pending.

18. Related Parties

a) The following is an analysis of the balances with related parties at January 1, 2009 and at December 31, 2009 and 2010. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	At January 1, 2009	At December 31,
		2009	2010
Accounts receivable:
Sanborn Hermanos, S.A.	Ps. 163,051	Ps. 68,621	Ps. 84,457
Sears Roebuck de México, S.A. de C.V.	61,738	27,175	25,296
Net Serviços de Comunicação, S.A. (NET)	1,216,397	2,240,507	2,475,664
Grupo Carso, S.A.B. de C.V.	70,261	56,568	316,815
AT&T Inc.	258,627	171,298	102,851
Alestra, S. de R.L. de C.V.	114,625	454,762	490,773
Other	366,246	90,119	75,180

Total	Ps.2,250,945	Ps.3,109,050	Ps.3,571,036

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps. 77,232	Ps. 108,698	Ps. 94,800
Seguros Inbursa, S.A. de C.V.	75,706	118,286	111,105
Net Serviços de Comunicação, S.A. (NET)	644,458	869,403	460,021
Grupo Carso, S.A.B. de C.V.	169,221	227,795	346,566
Carso infraestructura y Construcción, S.A.B. de C.V.	208,559	25,459	293
Inversora Bursátil, S.A.	121,383	127,472	131,813
2Wire, Inc	190,266
Microm, S.A. de C.V.	119,631		52,008
Eidon Software, S.A. de C.V.		103,738	106,186
Other	580,648	540,045	608,503

Total	Ps.2,187,104	Ps.2,120,896	Ps.1,911,295

b) For the years ended December 31, 2009 and 2010, the Company conducted the following transactions with related parties:

	2009		2010
Investments and expenses:
Construction services, purchases of materials, inventories and fixed assets (1)	Ps.	3,243,849	Ps.	3,411,260
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (2)		2,250,368		2,215,599
Call termination costs		247,567		187,971
Interconnection expenses (3)		2,571,296		3,612,950
Other services		63,231		40,052

	Ps.	8,376,311	Ps.	9,467,832

Revenues:
Sale of long-distance services and other telecommunications services (4)	Ps.	3,605,684	Ps.	4,847,286
Sale of materials and other services		661,042		560,342
Call termination revenues (5)		1,030,159		666,013

	Ps.	5,296,885	Ps.	6,073,641

(1)	In 2010, this amount includes Ps. 2,720,123 (Ps. 1,591,531 in 2009) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso), which is an entity under common control with América Móvil. It also includes Ps.97,204 in 2010 (Ps.453,348 in 2009) for the purchase from 2Wire of equipment for the broadband service platform.

(2)	In 2010, this amount includes Ps. 343,810 (Ps. 571,338 in 2009) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 632,059 (Ps. 714,242 in 2009) for software services provided by an associate; Ps. 518,680 (Ps. 482,598 in 2009) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of such insurance with reinsurers; Ps. 196,417 (Ps. 208,942 in 2009) for stock market brokerage services with Inversora Bursátil, S.A. (Inversora); and Ps. 159,083 (Ps. 335,975 in 2009) of fees for management and operating services due to AT&T Mexico, Inc. and Inversora, which is a corporation under common control with América Móvil.
(3)	Includes interconnection expenses for calls from fixed telephones to mobile phones paid to NET subsidiaries.
(4)	Revenues from billing long distance and other telecommunications services in 2010 include Ps. 3,402,843 (Ps. 2,271,994 in 2009) from NET and Ps. 229,941 (Ps. 196,462 in 2009) from AT&T subsidiaries.
(5)	Includes costs and revenues with AT&T, Inc. companies.

c) In December 2009, Embratel signed an agreement for the sale of capacity for Ps. 6,372 million (USD 487.9 million) through which it grants NET rights of use over its network. In addition, Embratel also executed an agreement to obtain the rights of use of transmission capacity over the NET coaxial network for which it paid Ps. 6,551 million (USD 501.7 million). Both agreements establish irrevocable rights of use (IRU) for 5 years with an option for renewal for another 5 years.

d) During 2010, the Company paid Ps. 755,127 (Ps. 765,866 in 2009) for short-term direct benefits to its first-level executives.

19. Shareholders’ Equity

Shares

a) At December 31, 2009, the Company’s capital stock is represented by 38,596,000,000 shares (11,712,316,330 Series AA shares, 450,920,648 Series A shares and 26,432,763,022 registered Series L shares with no par value and limited voting rights (“Series L”)). At December 31, 2010, the Company’s capital stock is represented by 40,173,000,000 shares (11,712,316,330 Series AA shares, 392,803,640 Series A shares and 28,067,880,030 Series L shares). Capital stock includes (i) the retroactive effect of the stock split in July 2005; (ii) the effect of the merger with AMTEL in 2006; (iii) the re-subscription of 8,438,193,725 Series L treasury shares resulting from the public tender offers and share exchange for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010; and (iv) the conversions of Series A shares into Series L shares, made by third parties through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. These shares represent the outstanding capital stock of the Company as of December 31, 2009 and 2010.

b) The capital stock of the Company consists of a minimum fixed portion of Ps. 397,873 (nominal amount), represented by a total of 47,744,862,098 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 11,717,316,330 are common Series AA shares; (ii) 599,818,479 are common Series A shares; and (iii) 35,427,727,289 are Series L shares. All such shares have been fully subscribed and paid.

c) At December 31, 2009 and 2010, the Company’s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 15,460,944,642 shares (15,423,542,538 Series L shares and 37,402,104 Series A shares), and 7,571,862,098 shares (7,571,328,398 Series L shares and 533,700 Series A shares), respectively. The Company’s treasury shares include (i) the conversions of Series A shares into Series L shares performed by the Company through S.D. Indeval Institución para el Depósito de

Valores, S.A. de C.V. in 2010; and (ii) the re-subscription of 8,438,193,725 Series L shares in the Company’s treasury as a result of the public tender offers and share exchange for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which was completed on June 16, 2010).

d) The holders of Series AA and Series A shares are entitled to full voting rights. The holders of Series L shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series AA shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, each share of the Series AA or Series A may be exchanged at the option of the holders for one share of Series L. Series AA shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series AA and Series A shares) representing capital stock.

Series AA shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common Series A shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series AA and Series A shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of Series L shares, which have limited voting rights and may be freely subscribed, and Series A shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of Company shares outstanding.

f) An analysis of shares at January 1, 2009 and at December 31, 2009 and 2010 is as follows:

	No. of shares in millions
Year	Series A	Series AA	Series L		Total
At January 1, 2009	480	11,712	Ps.	21,057	33,249
Public offering under common control				6,314	6,314
Repurchase of shares	(4)			(963)	(967)
Conversion of shares	(25)			25

At December 31, 2009	451	11,712		26,433	38,596
Repurchase of shares	(1)			(548)	(549)
Conversion of shares	(57)			57
Issuance of shares for acquisition of non-controlling interest				2,126	2,126

At December 31, 2010	393	11,712		28,068	40,173

Dividends

g) On April 20, 2009, the Company’s shareholders approved payment of a cash dividend of $0.30 pesos per share for each Series AA, A and L shares, for a total dividend of Ps. 9,812,319, to be paid in full on July 24, 2009 against coupon No.

25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s shareholders approved payment of a cash dividend of $0.50 pesos per share of each Series AA, A and L shares, for a total dividend of Ps. 16,166,730, to be paid in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

On April 7, 2010, the Company’s shareholders approved payment of a cash dividend of $0.32 pesos per share of each Series AA, A and L shares, for a total dividend of Ps. 12,948,813, to be paid in two installments of Ps. 0.16 pesos per share on July 23, 2010 and November 19, 2010 against coupons No. 27 and 28, respectively, of the titles that represent the Company’s capital stock.

The aforementioned dividends were paid from the Net taxed profits account (CUFIN).

All of the Company’s relevant financial information has been restated to give retroactive effect to the split carried out in July 2005 and the merger with AMTEL in 2006. As a result, the information shown above does not necessarily concur with the information shown in the Company’s legal records at each of the dates that shareholders’ meetings were held (common control component of the shares are reflected for all periods presented).

Repurchase of shares

h) At January 1, 2009 and during the two-year period ended December 31, 2010, the Company has repurchased shares as shown in the following table. The cost of the shares acquired in excess of the portion of capital stock corresponding to the acquired shares represents a charge to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos
Year	Series L	Series A	Series L		Series A
At January 1, 2009	1,646	0.8	Ps.	41,736,011	Ps.	19,558
At December 31, 2009	962	4		27,132,003		118,016
At December 31, 2010	548	0.8		17,467,169		25,620

i) The following is a reconciliation of treasury shares for the years ended December 31, 2009 and 2010:

	Series A	Series L
At January 1, 2009	33	14,461
Repurchase of shares	4	963

At December 31, 2009	37	15,424
Repurchase of shares	1	548
Conversions	(38)	38
Effects of public offering		(8,438)

At December 31, 2010		7,572

j) In accordance with Article 20 of the Mexican Corporations Act, at least 5% of the net income of each year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of the value of capital stock.

k) Earnings per share

The following table shows the calculation of the basic and diluted earnings per share for the years ended December 31, 2009 and 2010:

	At December 31,
	2009		2010
Net profit for the period attributable to equity holders of the parent	Ps.	92,697,553	Ps.	91,123,052
Weighted average number of common shares outstanding (in millions)		38,965		39,510

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	2.38	Ps.	2.31

Subsequent event

On April 27, 2011, on the Company’s annual shareholders’ meeting, the following was approved:

(i) execute a shareholding restructuring by means of a two-to-one stock split to be effective at a future date to be determined by management;

(ii) pay a cash dividend from the balance of the consolidated Net taxed profits account (CUFIN) in the amount of $0.36 pesos, payable in two installments, for each of the Series “AA”, “A” and “L” shares representing capital stock (including the preferred dividend corresponding to Series “L” shares), the amount of which is to be adjusted based on the resolutions to be adopted regarding the stock split referred to in paragraph (i) above, and

(iii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps. 50 billion in the terms set forth in Article 56 of the Securities Trading Act.

20. Income Tax, Asset Tax and Flat-Rate Business Tax

I) Mexico

a) In January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries. In July 2010, the Company obtained authorization from the Ministry of Finance and Public Credit to consolidate the tax results of CGT and subsidiaries, Telmex and its Mexican subsidiaries, and Telint and its Mexican subsidiaries.

Tax consolidation in Mexico is a legal mechanism through which taxpayers file a single tax return for all Mexican subsidiaries and the holding company (in this case, América Móvil as a legal entity) as if they were a single legal entity.

b) Flat-rate business tax (FRBT)

The FRBT is computed by applying the 17.5% rate (17% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT is payable only to the extent it exceeds income tax for the same period. (In 2009 and 2010 América Móvil paid income tax, thus FRBT was not applicable). To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

c) Corporate tax rate

The income tax rate applicable in Mexico for 2009 and 2010 was 28% and 30%, respectively.

d) An analysis of income tax charged to results of operations for the years ended December 31, 2009 and 2010 is as follows:

	2009		2010
In Mexico:
Current year income tax	Ps.	27,221,594	Ps.	35,358,801
Deferred income tax		806,315		(6,547,719)
Effect of increase in tax rate		(279,837)
Abroad:
Current year income tax		13,867,808		12,966,253
Deferred income tax		(5,316,713)		(5,563,716)

Total	Ps.	36,299,167	Ps.	36,213,619

e) A reconciliation of the corporate income tax rate to the effective income tax rate recognized by the Company is as follows:

	Year ended December 31
	2009	2010
Statutory income tax rate in Mexico	28.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effect	1.0%	1.6%
Operations of foreign subsidiaries	(0.7)%	(0.4)%
Other	1.5%	0.4%

Effective tax rate on Mexican operations	29.8%	31.6%
Change in estimated realization of deferred tax assets in Brazil	(3.5)%	(4.4)%
Use of tax credits in Brazil	(1.3)%	(1.3)%
Revenues and costs of subsidiaries’ operations	0.3%	0.9%

Effective tax rate	25.3%	26.8%

f) An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	At January 1, 2009		At December 31,
			2009		2010
Deferred tax assets
Accrued Liabilities	Ps.	2,788,744	Ps.	3,824,031	Ps.	4,361,987
Other		2,426,901		1,804,868		2,281,061
Deferred revenues		2,966,933		2,615,036		2,360,447
Tax losses		4,378,935		3,974,767		880,303

		12,561,513		12,218,702		9,883,798
Deferred tax liabilities:
Fixed assets		(21,594,051)		(20,176,494)		(18,865,653)
Inventories		(566,305)		(548,141)		(352,768)
Licenses		(17,265)		(68,196)		(393,135)
Deferred effects of tax consolidation in Mexican subsidiaries		(7,855,291)		(6,380,780)		(7,097,406)

Forward contracts with affiliated		(3,889,729)		(3,531,564)
Royalty advances		(1,630,000)		(3,030,000)		(2,530,000)
Pensions		(4,304,012)		(4,566,155)		(4,809,996)
Other		(931,067)		(1,239,135)		(1,230,793)

		(40,787,720)		(39,540,465)		(35,279,751)
Plus:
Other				279,837		217,787

Total deferred taxes	Ps.	(28,226,207)	Ps.	(27,041,926)	Ps.	(25,178,166)

An analysis of the effects of temporary differences within the deferred tax that was charged to results of operations is as follows:

	At December 31,
	2009		2010
Deferred tax assets:
Accrued liabilities	Ps.	1,035,287	Ps.	537,956
Other		(1,551,655)		476,190
Deferred revenues		(351,897)		(254,589)
Tax losses		(404,168)		(3,094,464)

		(1,272,433)		(2,334,906)

Deferred tax liabilities:
Fixed assets		1,417,557		1,310,841
Inventories		18,164		195,373
Licenses		(50,931)		(324,939)
Forward contracts with affiliated companies		358,165		3,531,564
Royalty advances		(1,400,000)		500,000
Pensions		(262,143)		(243,841)
Other		(308,068)		8,342

		(227,256)		4,977,340

Plus:
Other		279,837		(62,050)
Income tax from tax consolidation		591,514		(716,626)

Total deferred taxes	Ps.	(628,338)	Ps.	1,863,758

The effects of temporary differences giving rise to the deferred tax asset at December 31, 2009 and 2010 is as follows:

	At January 1,		At December 31,
	2009		2009		2010
Deferred tax assets:
Liability provisions	Ps.	4,813,314	Ps.	10,566,021	Ps.	12,364,989
Deferred revenues		180,054		95,042		486,489
Other		2,588,526		3,595,607		4,225,453
Tax losses		5,783,639		6,681,288		16,027,272

		13,365,533		20,937,958		33,104,203

Deferred tax liabilities
Fixed assets		2,865,850		1,757,818		192,520
Licenses		(716,855)		(361,709)		(493,747)
Other		(210,180)		(25,635)		(34,203)

		1,938,815		1,370,474		(335,430)

Total deferred taxes	Ps.	15,304,348	Ps.	22,308,432	Ps.	32,768,773

At December 31, 2009 and 2010, the above table includes the deferred tax assets of TracFone, Puerto Rico, Argentina, Colombia, Honduras, Guatemala and Brazil.

An analysis of the effects of temporary differences within the deferred tax that was charged to results of operations is as follows:

	At December 31,
	2009		2010
Deferred tax assets:
Accrued Liabilities	Ps.	4,167,196	Ps.	1,798,968
Deferred revenues		(85,012)		317,443
Other		1,007,082		343,207
Tax losses		897,649		9,546,592

		5,986,915		12,006,210

Deferred tax liabilities:
Fixed assets		(1,108,032)		(1,565,298)
Licenses		355,145		(132,038)
Other		184,545		(61,197)

		(568,342)		(1,758,533)

Total deferred taxes	Ps.	5,418,573	Ps.	10,247,677

Deferred tax assets are recognized for tax losses carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable, as well as for other temporary items. The benefit in taxes on profits for the years ended December 31, 2009 and 2010 was Ps. 6,419,448 and Ps. 9,038,423, respectively, and is shown as a credit in deferred income tax.

g) Changes in the Mexican tax environment effective in 2010

On December 7, 2009, a tax reform was approved that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of the change in income tax rate in 2009 was a decrease of Ps. 279,837 in the net deferred tax liability for rate scaling, since the reversal of certain differences between the book and tax values of assets and liabilities was calculated at the statutory rate of 30%.

Tax consolidation

Furthermore, there is a mechanism for the partial or total so-called “recapture” of certain items that, under the former tax consolidation regime, were deferred from 2004 until 2009. These items are as follows:

i)	Tax losses of the controlling company or controlled companies

ii)	Loss on sale of shares issued by controlling companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Adjustments from changes in equity interest percentages

v)	As of 2010, the recapture must also include CUFIN differences between controlled companies and their controlling company.

In the case of a partial deconsolidation, the items mentioned above must be remitted based on the following payment schedule:

Year	Portion to be remitted
2011	25%
2012	20%
2013	15%
2014	15%

In the case of the Company, the deferred tax consolidation items are represented mainly by tax losses utilized in the tax consolidation that have yet to be utilized individually on a separate entity basis by the controlled and controlling companies.

h) At December 31, 2010, the balance of the Restated contributed capital account (CUCA) is Ps. 325,684,036 and the CUFIN balance is Ps.181,169,045. Both balances include the effects of the public tender offers.

II) Foreign Subsidiaries

a) Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2009 and 2010 are as follows:

	At December 31,
	2009		2010
Combined income before taxes	Ps.	60,109,525	Ps.	44,996,818
Combined tax provision		8,551,095		7,402,537

b) Tax losses

At December 31, 2010, the available tax loss carryforward of the subsidiaries of América Móvil is as follows:

Country	Balance of available tax loss carryforwards at December 31, 2010		Tax benefits
Chile	Ps.	5,670,861	Ps.	964,046

Brazil		33,112,511		11,589,379
Mexico		13,722,290		3,979,465
Puerto Rico		719,326		251,764
Argentina		316,610		110,814
Ecuador		47,971		11,993
USA		326		114

Total	Ps.	53,589,895	Ps.	16,907,575

The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

i) In Brazil there is no expiration of the tax loss carryforwards; however, the carryforward amount in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

ii) In Chile, tax loss carryforwards have no expiration date and the corporate tax rate in that country is 17%. Consequently, at the time tax losses are realized, taxpayers enjoy a benefit of only 17% of the amount of the loss generated.

21. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama. The accounting policies for the segments are the same as those described in Note 2.

The Company management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil and Telmex as two segments. All significant operative segments that represent more than 10% of consolidated revenues, more than 10% of net earnings and more than 10% of consolidated assets, are presented separately.

	Mexico (1)	Telmex	Brazil	Southern Cone (2)	Colombia and Panama	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Eliminations	Consolidated total
At December 31, 2009
Operating revenues	146,094,630	118,348,207	140,676,456	39,821,928	42,436,633	26,843,708	17,956,475	22,654,796	28,209,958	(21,788,193)	561,254,598
Depreciation and amortization	8,138,967	17,926,053	26,749,243	4,776,322	7,670,435	3,326,147	5,993,995	385,211	5,010,660	(72,729)	79,904,304
Operating income	72,995,015	32,505,121	15,488,637	4,916,914	10,885,784	6,415,691	1,280,197	797,039	4,085,015	(557,889)	148,811,524
Interest income	3,432,415	711,244	1,622,564	342,606	435,046	338,296	235,672	81,617	362,569	(3,895,225)	3,666,804
Interest expense	9,254,055	4,240,662	2,738,714	437,759	628,507	629,581	424,705		77,484	(3,835,974)	14,595,493
Income tax	19,084,660	8,342,892	(1,113,559)	2,096,211	3,748,996	2,189,629	1,095,202	694,044	161,092		36,299,167
Segment assets	1,051,118,951	176,762,891	254,291,525	56,436,529	70,930,684	45,074,524	39,002,035	9,816,822	66,724,185	(962,824,533)	807,333,613
Plant, property and equipment, net	43,555,516	104,304,749	121,066,926	33,992,964	38,611,176	18,879,659	27,156,572	673,774	30,491,296		418,732,632
Goodwill,	9,342,885		3,392,000	2,741,017	12,204,428	4,353,875	4,609,315	781,201	31,771,445		69,196,166
Trademarks, net	45,012		2,307,555	542,987	1,320,057	5,480	639,555		673,510		5,534,156
Licenses and rights of use, net	2,570,095	739,352	32,959,324	1,746,682	5,292,351	5,087,610	484,675		1,651,593		50,531,682
Capital expenditure	8,254,000	9,676,000	25,039,019	7,312,000	11,469,000	4,672,000	6,120,000	462,000	6,826,000		79,831,019
At December 31, 2010
Operating revenues	157,555,171	114,080,323	154,308,757	43,465,809	48,892,601	29,483,786	17,154,319	35,561,762	26,992,878	(19,639,728)	607,855,678
Depreciation and amortization	10,261,103	17,500,370	33,525,620	5,537,205	9,585,686	3,545,006	5,998,141	343,792	4,826,214	(51,810)	91,071,327
Operating income	76,090,032	27,991,616	13,843,292	7,530,880	12,513,047	9,076,550	783,309	1,617,152	3,304,015	(428,484)	152,321,409
Interest income	4,275,008	583,762	2,615,814	760,644	525,418	408,603	160,038	82,490	215,198	(4,825,436)	4,801,539
Interest expense	13,847,898	3,443,522	3,135,696	457,751	413,664	610,604	346,931		35,279	(5,010,610)	17,280,735
Income tax	19,943,409	8,325,091	(3,286,036)	3,252,464	3,316,469	2,838,429	1,196,814	373,696	253,283		36,213,619
Segment assets	1,163,895,654	155,800,277	253,677,418	78,749,869	86,964,529	65,392,559	42,376,671	12,560,676	65,246,778	(1,047,969,897)	876,694,534
Plant, property and equipment, net	40,881,732	99,893,002	123,921,091	35,790,891	35,755,174	18,636,393	26,860,660	718,744	29,362,700		411,820,387
Goodwill,	9,747,092	103,289	3,354,681	2,729,994	13,892,928	3,947,450	4,590,890	781,201	31,771,442		70,918,967
Trademarks, net	26,549		1,913,567	416,023	1,087,300	3,975	499,950		584,513		4,531,877
Licenses and rights of use, net	6,106,148	221,010	25,374,188	1,514,653	4,955,713	4,497,609	237,157		1,614,380		44,520,858
Capital expenditure	8,179,000	9,460,000	30,889,638	9,709,000	7,522,000	3,709,000	6,195,000	435,000	5,841,000		81,941,638

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras and Nicaragua.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic, Puerto Rico and Jamaica

22. Subsequent Events

a) On January 18, 2011, Embrapar informed the investing public that regarding the public tender offer made by its subsidiary, Embratel, for the acquisition of 100% of the preferred shares (except for those owned by Embrapar) of NET, the period for shareholders to exercise their rights to sell their remaining outstanding preferred shares of NET, which commenced on October 13, 2010, had expired on January 13, 2011.

From December 31, 2010 through the conclusion of the public tender offer, Embratel’s equity interest in NET increased from 215,926,880 to 223,080,448 preferred shares. As a result of these acquisitions, Telint’s direct and indirect equity interest in NET is now 89.8%.

b) On March 8, 2011, TELMEX announced that its Board of Directors had approved a corporate restructuring to divide the business into two companies, one of which is to be called TELMEX Social and shall provide telecommunications and interconnection services in marginalized and rural areas in which competitors have failed to invest, and the other shall provide these services in the other areas of Mexico. As a result of this restructuring, the assets, liabilities and shareholders’ equity of Telmex will be divided into the different businesses, though the acquired labor rights of each of the companies’ employees shall not be affected by this change.

The restructuring shall be subject to obtaining any approval required from the Ministry of Communications and Transportation, as well as any other authorization and confirmation required from other relevant competent authorities and government agencies, and any corporate approvals that may be necessary.

c) On April 11, 2011 América Móvil announced the result of the public tender offer for the acquisition of up to 3.18% of the shares of Telmex Internacional, S.A.B. de C.V. (Telint) with the motive of the cancellation of the registration in the National Securities Registry of Telint’s capital stock. This tender offer was initiated to acquire up to the total number of outstanding shares of Telint, excluding Telint shares owned directly and indirectly by América Móvil.

In accordance with the final figures provided by the underwriter, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, a total of 6,616,901 Series A shares and 44,115,166 Series L shares, which together represent 0.28% of the outstanding shares of Telint, were acquired by América Móvil through the public tender. As a result, América Móvil’s equity interest in the capital stock of Telint increased to 97.10%.

América Móvil and Telint will continue taking the necessary actions to obtain from the Mexican National Banking and Securities Commission the official letter of authorization for the removal of Telint’s shares from the National Securities Registry and thereafter proceed with the delisting of Telint from the Mexican Stock Exchange.

23. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of January 1, 2009 and December 31, 2009 and 2010 and condensed consolidating statements of income and cash flows for each of the two years in the period ended December 31, 2009 and 2010 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of January 1, 2009
Assets:
Cash and cash equivalents	Ps.	2,818,138	Ps.	68,061	Ps.	33,399,497			Ps.	36,285,696
Accounts receivable, net		15,835,097		10,837,824		93,346,656				120,019,577
Related parties		2,671,532		43,788,755		146,910,317	Ps.	(191,119,659)		2,250,945
Inventories, net				13,213,184		27,971,153		(5,487,964)		35,696,373
Other current assets, net				374,967		7,611,602				7,986,569
Plant, property and equipment, net				18,574,776		371,952,981				390,527,757
Investments in associated companies and others		350,074,547		37,617,832		47,472,481		(423,286,921)		11,877,939
Intangible assets and other non-current assets, net		365,236		7,058,587		141,078,211		(20,555)		148,481,479

Total assets	Ps.	371,764,550	Ps.	131,533,986	Ps.	869,742,898	Ps.	(619,915,099)	Ps.	753,126,335

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	19,663,882			Ps.	48,694,277			Ps.	68,358,159
Current liabilities		56,657,539		95,282,944		197,911,243		(190,532,590)		159,319,136
Long-term debt		103,428,129				138,929,650				242,357,779
Other non-current liabilities		9,948,574		635,945		32,307,847		(587,069)		42,305,297

Total liabilities		189,698,124		95,918,889		417,843,017		(191,119,659)		512,340,371

Equity attributable to equity holders of parent company		182,066,426		35,615,097		392,840,320		(428,455,417)		182,066,426
Non-controlling interest						59,059,561		(340,023)		58,719,538
Total equity		182,066,426		35,615,097		451,899,881		(428,795,440)		240,785,964

Total liabilities and equity	Ps.	371,764,550	Ps.	131,533,986	Ps.	869,742,898	Ps.	(619,915,099)	Ps.	753,126,335

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of December 31, 2009
Assets:
Cash and cash equivalents	Ps.	2,115,451	Ps.	405,289	Ps.	57,245,793			Ps.	59,766,533

Accounts receivable, net		15,912,622		8,999,724		80,256,977				105,169,323
Related parties		862,444		43,082,824		171,247,201	Ps.	(212,083,419)		3,109,050
Inventories, net				8,470,032		17,339,487		(2,053,994)		23,755,525
Other current assets, net				365,406		8,032,436				8,397,842
Plant, property and equipment, net				17,023,028		401,709,604				418,732,632
Investments in associated companies and others		441,304,886		36,066,547		59,847,054		(519,660,853)		17,557,634
Intangible assets and other non-current assets, net		261,055		5,374,260		165,209,759				170,845,074

Total assets	Ps.	460,456,458	Ps.	119,787,110	Ps.	960,888,311	Ps.	(733,798,266)	Ps.	807,333,613

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	5,114,154			Ps.	39,853,036			Ps.	44,967,190
Current liabilities		115,500,051		70,518,434		195,785,678		(211,962,213)		169,841,950
Long-term debt		88,793,946				143,480,543				232,274,489
Other non-current liabilities		7,183,539		6,979,256		32,410,235		(121,206)		46,451,824

Total liabilities		216,591,690		77,497,690		411,529,492		(212,083,419)		493,535,453

Equity attributable to equity holders of parent company		243,864,768		42,289,420		479,309,885		(521,599,305)		243,864,768
Non-controlling interest						70,048,934		(115,542)		69,933,392
Total equity		243,864,768		42,289,420		549,358,819		(521,714,847)		313,798,160

Total liabilities and equity	Ps.	460,456,458	Ps.	119,787,110	Ps.	960,888,311	Ps.	(733,798,266)	Ps.	807,333,613

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of December 31, 2010
Assets:
Cash and cash equivalents	Ps.	52,558,770	Ps.	878,844	Ps.	42,500,851			Ps.	95,938,465

Accounts receivable, net		25,464,621		12,201,315		60,819,572				98,485,508
Related parties		125,937,905		38,632,143		212,206,859	Ps.	(373,205,871)		3,571,036
Inventories, net				9,706,438		20,306,056		(3,930,964)		26,081,530
Other current assets				391,277		9,244,156				9,635,433
Plant, property and equipment, net		9,800,000		13,518,033		391,317,955		(2,815,601)		411,820,387
Investments in associated companies and others		439,292,469		70,950,867		36,472,551		(496,176,432)		50,539,455
Intangible assets and other non-current assets, net		2,447,594		7,637,916		170,537,210				180,622,720

Total assets	Ps.	655,501,359	Ps.	153,916,833	Ps.	943,405,210	Ps.	(876,128,868)	Ps.	876,694,534

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	1,583,208			Ps.	7,455,996			Ps.	9,039,204
Current liabilities		140,492,410		166,596,363		251,013,573		(362,598,467)		195,503,879
Long-term debt		200,772,926				93,288,026				294,060,952
Other non-current liabilities		5,000,832		1,387,374		46,272,526		(10,607,403)		42,053,329

Total liabilities		347,849,376		167,983,737		398,030,121		(373,205,870)		540,657,364

Equity attributable to equity holders of parent company		307,651,983		(14,066,904)		471,949,524		(457,882,620)		307,651,983
Non-controlling interest						73,425,565		(45,040,378)		28,385,187

Total equity		307,651,983		(14,066,904)		545,375,089		(502,922,998)		336,037,170

Total liabilities and equity	Ps.	655,501,359	Ps.	153,916,833	Ps.	943,405,210	Ps.	(876,128,868)	Ps.	876,694,534

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:

	For the year ended December 31, 2009

Total revenues			Ps.	106,157,444	Ps.	515,816,501	Ps.	(60,719,347)	Ps.	561,254,598
Total cost and operating expenses	Ps.	1,563,689		94,307,750		378,884,142		(62,312,507)		412,443,074

Operating (loss) income		(1,563,689)		11,849,694		136,932,359		1,593,160		148,811,524
Interest (expense) income, net		(9,729,782)		(2,259,976)		1,118,566		(57,497)		(10,928,689)
Exchange (loss) gain, net		2,829,007		(422,441)		11,013,296				13,419,862
Other financing cost, net		(4,731,976)		(282,351)		(5,047,536)				(10,061,863)
Taxes on profits		653,814		(2,293,953)		(34,659,028)				(36,299,167)
Equity interest in net income of associated company		119,443,671		3,284,783		9,875,755		(130,644,831)		1,959,378

Net income (loss) for year	Ps.	106,901,045	Ps.	9,875,756		119,233,412		(129,109,168)		106,901,045

Distribution of the net income (loss) to:
Equity owners of holding company	Ps.	106,901,045	Ps.	9,875,756	Ps.	105,017,045	Ps.	(129,096,293)	Ps.	92,697,553
Non-controlling interest						14,216,367		(12,875)	Ps.	14,203,492

Net income (loss)	Ps.	106,901,045	Ps.	9,875,756	Ps.	119,233,412	Ps.	(129,109,168)	Ps.	106,901,045

	For the year ended December 31, 2010

Total revenues	Ps.	3,745,818	Ps.	107,499,431	Ps.	597,055,338	Ps.	(100,444,909)	Ps.	607,855,678
Total cost and operating expenses	Ps.	1,336,270		106,223,410		448,408,826		(100,434,237)		455,534,269

Operating income (loss)		2,409,548		1,276,021		148,646,512		(10,672)		152,321,409
Interest income (expense), net		(11,138,004)		(3,164,235)		1,825,243		(2,200)		(12,479,196)
Exchange gain, net		4,822,580		542,954		216,040				5,581,574
Other financing cost, net		(1,815,045)		(2,895,023)		(7,265,887)				(11,975,955)
Taxes on profits		137,446		1,326,144		(37,677,209)				(36,213,619)
Equity interest in net income of associated company		104,488,898		3,412,786		498,647		(106,729,121)		1,671,210

Net income (loss)	Ps.	98,905,423	Ps.	498,647		106,243,346		(106,741,993)		98,905,423

Distribution of the net income (loss) to:
Equity owners of holding company	Ps.	98,905,423	Ps.	498,647	Ps.	97,951,398	Ps.	(106,232,416)	Ps.	91,123,052
Non-controlling interest						8,291,948		(509,577)		7,782,371

Net income (loss)	Ps.	98,905,423	Ps.	498,647	Ps.	106,243,346	Ps.	(106,741,993)	Ps.	98,905,423

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2009
Operating activities:

Income before taxes	Ps.	106,247,230	Ps.	12,169,709	Ps.	153,892,439	Ps.	(129,109,166)	Ps.	143,200,212
Non-cash items		(118,526,932)		5,988,686		73,127,593		130,644,830		91,234,177
Changes in working capital:		60,814,480		(13,883,127)		(63,188,718)		(1,705,009)		(17,962,374)

Net cash flows (used in) provided by operating activities		48,534,778		4,275,268		163,831,314		(169,345)		216,472,015

Investing activities:
Acquisition of plant, property and equipment				(3,662,657)		(73,784,361)				(77,447,018)
Acquisition of licenses				27,119		(2,411,120)				(2,384,001)
Dividends received		31,362,000		5,500,000		3,180,000		(40,042,000)
Acquisition of non-controlling interest						(339,701)				(339,701)
Fixed assets sales						556,704				556,704

Net cash flows provided (used in) by investing activities		31,362,000		1,864,462		(72,798,478)		(40,042,000)		(79,614,016)

Financing activities:
Bank loans, net		(30,479,328)				(2,449,284)				(32,928,612)
Acquisition of permanent investments				(169,345)		(1,151,853)		169,345		(1,151,853)
Interest Paid				(2,453,158)		(13,474,462)				(15,927,620)
Repurchase and others		(24,657,808)				(6,824,849)				(31,482,657)
Payment of dividends		(25,462,328)		(3,180,000)		(44,480,698)		40,042,000		(33,081,026)

Net cash flows (used in) provided by financing activities		(80,599,464)		(5,802,503)		(68,381,146)	Ps.	40,211,345		(114,571,768)

Net (decrease) increase in cash and cash equivalents		(702,686)		337,227		22,651,690				22,286,231
Adjustment to cash flow for exchange rate differences						1,194,606				1,194,606
Cash and cash equivalents at Beginning of the Period		2,818,137		68,061		33,399,498				36,285,696

Cash and cash equivalents at end of the period the period	Ps.	2,115,451	Ps.	405,288	Ps.	57,245,794			Ps.	59,766,533

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2010
Operating activities:

Income before taxes	Ps.	98,767,975	Ps.	(827,498)	Ps.	143,920,558	Ps.	(106,741,993)	Ps.	135,119,042
Non-cash items		(109,311,476)		9,438,536		104,928,291		106,729,121		111,784,472
Changes in working capital:		(71,545,454)		39,496,263		(13,282,371)		12,872		(45,318,690)

Net cash flows provided by (used in) operating activities		(82,088,955)		48,107,301		235,566,478				201,584,824

Investing activities:
Acquisition of plant, property and equipment		(9,800,000)		(1,491,207)		(66,575,202)				(77,866,409)
Acquisition of licenses				(3,868,708)		(206,521)				(4,075,229)
Dividends received		61,525,499		3,300,000		8,871,250		(73,696,749)
Acquisition of non-controlling interest						(31,463,621)				(31,463,621)
Fixed assets sales						884,241				884,241

Net cash flows provided by (used in) Investing activities		51,725,499		(2,059,915)		(88,489,853)		(73,696,749)		(112,521,018)

Financing activities:
Bank loans, net		114,968,571				(83,015,282)				31,953,289
Acquisition of permanent investments		(3,245,656)		(31,421,735)						(34,667,391)
Interest Paid				(852,096)		(13,867,203)				(14,719,299)
Repurchase and others		(18,150,990)								(18,150,990)
Payment of dividends		(12,765,150)		(13,299,999)		(64,825,502)		73,696,749		(17,193,902)

Net cash flows provided by (used in) financing activities		80,806,775		(45,573,830)		(161,707,987)		73,696,749		(52,778,293)

Net (decrease) increase in cash and cash equivalents		50,443,319		473,556		(14,631,362)				36,285,513
Adjustment to cash flow for exchange rate differences						(113,581)				(113,581)
Cash and cash equivalents at beginning of the period		2,115,451		405,288		57,245,794				59,766,533

Cash and cash equivalents at end of the period	Ps.	52,558,770	Ps.	878,844	Ps.	42,500,851			Ps.	95,938,465