Form 20-F
period 2011-12-31
AMERICA MOVIL SAB DE CV/
filed 2012-04-30
CIK 1129137

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011

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

México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange (for listing purposes only)
2.375% Senior Notes Due 2016	New York Stock Exchange
American Depositary Shares, each representing 20 A Shares, without par value	NASDAQ National Market
A Shares, without par value	NASDAQ National Market (for listing purposes only)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2011:

23,424 million	AA Shares
756 million	A Shares
52,810 million	L Shares

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

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps. 13.9904 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2011, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

In June 2011, we effected a two-for-one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented.

The selected financial information set forth below has been derived from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	For the year ended December 31,
	2009	2010	2011	2011
	(millions of pesos, except share and per share amounts)			(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:
Operating revenues	Ps.561,254	Ps.607,856	Ps.665,302	U.S.$	47,553
Operating costs and expenses	412,443	455,534	510,526		36,490
Depreciation and amortization	79,904	91,071	93,997		6,718
Operating income	148,811	152,321	154,776		11,063
Net profit	Ps.106,901	Ps. 98,905	Ps. 88,124	U.S.$	6,301

Net profit attributable to:
Equity holders of the parent	Ps. 92,968	Ps. 91,123	Ps. 82,854	U.S.$	5,922
Non-controlling interests	14,203	7,782	5,270		379

Net profit	Ps.106,901	Ps. 98,905	Ps. 88,124	U.S.$	6,301

Earnings per share:
Basic(1)	Ps. 1.19	Ps. 1.15	Ps. 1.05	U.S.$	0.08
Diluted(1)	Ps. 1.19	Ps. 1.15	Ps. 1.05	U.S.$	0.08
Dividends declared per share(2)	Ps. 0.40	Ps. 0.16	Ps. 0.18	U.S.$	0.01
Dividends paid per share(3)	Ps. 0.40	Ps. 0.16	Ps. 0.18	U.S.$	0.01
Weighted average number of shares outstanding (millions):
Basic	77,930	79,020	78,599
Diluted	77,930	79,020	78,599

	As of December 31,
	2009	2010	2011	2011
	(millions of pesos, except share and per share amounts)			(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:
Property, plant and equipment, net	Ps.418,733	Ps.411,820	Ps.466,086	U.S.$	33,315
Total assets	807,334	873,516	945,617		67,590
Short-term debt and current portion of long-term debt	44,967	9,039	26,643		1,904
Long-term debt	232,274	294,060	353,975		25,301
Total equity(4)	313,798	336,037	295,640		21,132
Capital stock	30,116	96,433	96,420		6,892
Number of outstanding shares (millions):
AA Shares	23,424	23,424	23,424
A Shares	902	786	756
L Shares	40,242	56,136	52,810
Ratio of Earnings to Fixed Charges(5)	9.2	7.6	6.4

(1)	We have not included earnings or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(2)	Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2009 include a special dividend of Ps. 0.25 per share.
(3)	For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(4)	Includes non-controlling interest.
(5)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

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

Period	High	Low	Average(1)	Period End
2007	11.2692	10.6670	10.9253	10.9169
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
November	14.2542	13.3826
December	13.9927	13.4890
2012
January	13.7502	12.9251
February	12.9514	12.6250
March	12.9900	12.6280
April (through April 20)	13.2290	12.7301

(1)	Average of month-end rates.

On April 20, 2012, the noon buying rate was Ps. 13.1211 to U.S.$1.00.

We will pay any cash dividends in pesos. Exchange rate fluctuations will affect the U.S. dollar amounts paid to a holder of American Depositary Shares (“ADSs”) after the depositary converts cash dividends on the underlying shares from pesos to U.S. dollars. Fluctuations in the exchange rate between the peso and the U.S. dollar can also affect the market price of the ADSs.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2011. Additional indebtedness incurred since December 31, 2011 includes the issuance of CNY1,000,000,000 3.50% Senior Notes due 2015, which is not reflected in the following table.

	As of December 31, 2011
	(millions of Mexican pesos)	(millions of U.S. dollars)
Debt:
Total debt	Ps.380,619	U.S.$	27,205
Less short-term debt and current portion of long-term debt	(26,643)		(1,904)

Total long-term debt	353,976		25,301

Equity:
Capital stock	96,420		6,892
Total retained earnings	164,052		11,726
Effect of translation of foreign entities	25,168		1,799
Non-controlling interest	10,000		715

Total equity	295,640		21,132

Total capitalization (total long-term debt plus equity)	Ps.649,616	U.S.$	46,433

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

RISK FACTORS

Risks Relating to Our Operations

Competition in the telecommunications industry is intense and could adversely affect the revenues and profitability of our operations

Our businesses face substantial competition from other wireless providers, fixed-line telephone companies and, increasingly, other telecommunications providers such as cable, paging, trunking and Internet companies.

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect the current consolidation trend in the telecommunications industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica, S.A. (“Telefónica”), which has important operations in Mexico and Brazil, as well as other of our markets, is our largest regional competitor.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	offer services at lower costs through double, triple and quadruple play packages or other pricing strategies;

•	expand their networks faster; or

•	develop and deploy improved technologies faster.

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

Our ability to compete successfully will depend on our coverage, the quality of our network and service, our rates, customer service, marketing, our success in selling double, triple and quadruple play packages and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Governmental or regulatory actions could hurt our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

These risks are significant in all of the markets in which we operate. In particular in Mexico we face government regulation and are the subject of investigations, including with respect to the mobile termination fees payable by local and long-distance operators to mobile operators and investigations into market power and monopolistic practices in the telecommunications sector. In April 2011, for example, following a regulatory inquiry initiated in 2006, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) notified our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, and 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been an immaterial amount. Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. Under Mexican law, the submission of this petition automatically suspends the effectiveness of the April 2011 resolution. Telcel also petitioned Cofeco to recuse its chairman from further participation in the matter in order to ensure an unbiased forum in view of the chairman’s public statements, and such petition for recusal was granted. Accordingly, Telcel’s petition for reconsideration will be decided by the remaining Cofeco commissioners during the second quarter of 2012.

In March 2012, Telcel submitted to Cofeco, pursuant to the Mexican Competition Law (Ley Federal de Competencia Económica), a series of proposed undertakings related to the alleged relative monopolistic pricing practice to which the fine relates in order for the Cofeco to consider the adoption of such undertakings as part of the petition for reconsideration in order to eliminate the fine. The undertakings are: (i) the gradual reduction of the mobile termination rate Telcel charges for termination of voice traffic in its network to reach Ps.$0.3094 in 2014; (ii) use of the second as the applicable unit for measuring interconnection rates; (iii) publication of the reference interconnection terms (oferta pública de interconexión) applicable to its network; (iv) termination of all pending disputes related to the 2011 termination rate (Ps$0.3912) determined by Cofetel with those operators that agree to enter into an agreement based on the reference interconnection terms; (v) maintenance, as part of Telcel’s commercial offerings, of plans or promotions under which some of the minutes included in the plan or promotion can be used by the Telcel customer to call any fixed or mobile network at the same rate (without differentiating on-net and off-net); and (vi) an access to information agreement under which Cofeco can monitor compliance with Telcel’s undertakings.

If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that payment of a fine arising from the Cofeco’s resolution is not probable. It is, however, possible that Telcel will be unsuccessful in its legal challenges to the fine, in which event our financial position would be negatively affected. See “Regulation” under Item 4, “Legal Proceedings” under Item 8 and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services that may be detrimental to our operations throughout Latin America and the Caribbean. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it more cumbersome or impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

Our failure to meet or maintain quality of service goals and standards could result in fines

The terms of the concessions under which our subsidiaries operate require them to meet certain quality of service goals, including, for example, minimum call completion rates, maximum busy circuits rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations in the past has resulted in the imposition of fines by regulatory entities. Our ability to comply with these obligations in the future may be affected by factors beyond our control and, accordingly, we cannot assure that we will be able to comply with them.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our regulators are authorized to impose specific requirements as to rates (including mobile termination rates), service quality and information on operators that are determined to have substantial market power in a specific market. We cannot predict what steps regulatory authorities might take in response to determinations regarding substantial market power in the countries in which we operate. However, adverse determinations against our subsidiaries could result in material fines, penalties or restrictions on our operations.

We may face additional regulatory restrictions and scrutiny than those we have been subject to thus far as a result of our provision of combined services, including triple play services, following the acquisitions of Carso Global Telecom, S.A. de C.V. (“CGT”), including its subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Telmex Internacional, S.A. de C.V. (“Telmex Internacional”).

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

We will have to acquire additional radio spectrum capacity in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services, not only for our global system for mobile communications (“GSM”) and universal mobile telecommunications systems (“UMTS”) networks, but also for the deployment of new generation networks to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most these countries requires prior governmental authorization. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the needs of our customers.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they would not fully meet our needs.

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

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Item 4, “Legal Proceedings” under Item 8 and in Note 17 to our audited consolidated financial statements included in this annual report.

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Mexico and Brazil. The tax assessments relate to, among other things, alleged improperly taken deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are in various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in “Regulation” under Item 4, “Legal Proceedings” under Item 8 and in Note 17 to our audited consolidated financial statements included in this annual report.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines and fixed networks;

•	power surges or outages;

•	limitations on the use of our radiobases;

•	software defects;

•	natural disasters;

•	malicious actions, such as theft or misuse of customer data; and

•	disruptions beyond our control.

In Brazil, for example, our satellite operations may be affected if we experience a delay in the launching of a new satellite to replace one of the satellites currently in use that is reaching the end of its operational life. Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles launch failures.

We have instituted measures to reduce the risks. With respect to malicious actions, for example, we have installed backup technologies such as firewalls and virus scanners. However, there is no assurance that any measures we implement will be effective in preventing disruptions to our network. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.2% for the year ended December 31, 2010 and 3.7% for the year ended December 31, 2011. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Apple, Nokia, Research in Motion, Sony-Ericsson, Motorola, LG, Samsung, Huawei, Alcatel-Lucent and ZTE to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and cash equivalents. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect them.

We may fail to realize the benefits anticipated from acquisitions we make from time to time

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions may not be achieved as expected, or may be delayed. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may suffer.

Risks Relating to the Telecommunications Industry Generally

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed line rental may continue to decline. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected.

In the wireless industry in particular there are four existing digital technologies, none of which is compatible with the others except for long term evolution (“LTE”), which is compatible with GSM. In the past, Telcel and certain of our international subsidiaries used time division multiple access (“TDMA”) technology for their digital networks, while certain of our other international subsidiaries used code division multiple access (“CDMA”) as their digital wireless technology. We introduced GSM technology in all of our markets (excluding the United States). Also, some of our subsidiaries launched new networks using the UMTS and high-speed packet access protocol (“HSPA”) third generation (“3G”) technology between 2007 and 2011. We expect to complete the deployment of the 3G technology in the following years.

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

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content services we receive from content producers and distributors, such as ring tones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our subsidiaries may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

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

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his two sons who are co-chairs of our board of directors, Patrick Slim Domit and Carlos Slim Domit, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. The interests of the Slim Family may diverge from the interests of our other investors.

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

Adverse economic, political and social conditions in Latin America may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisition efforts, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. During 2011, Mexico’s gross domestic product (“GDP”) increased by 3.9%, compared to an increase of 5.5% in 2010. The annual rate of inflation, as measured by changes in the National Consumer Price Index published by Banco de México, was 3.8% for 2011 and 4.4% in 2010.

According to data published by the Brazilian Central Bank (Banco Central do Brasil), during 2011, Brazil’s GDP increased by 2.7% in 2011, compared to an increase of 7.5% in 2010. The annual rate of inflation, as measured by changes in the Brazilian National Consumer Price Index, was 6.2% for 2011 and 5.9% in 2010.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2010, changes in currency exchange rates led us to report net foreign exchange gains of Ps. 5,581 million. In 2011, we reported net foreign exchange losses of Ps. 22,395 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

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

Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the European Union and emerging market countries may diminish investor interest in securities of Mexican issuers, including us. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Item 4.	Information on the Company

GENERAL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico, Colombia and Ecuador and the third-largest in Brazil. We also have major fixed-line operations in Mexico, Brazil and twelve other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operate.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Fixed line, Pay TV
	Embratel	Fixed line, satellite
	Net	Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Comcel	Wireless
	Telmex	Fixed line, Pay TV
Costa Rica	Claro	Wireless
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	Tracfone	Wireless

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

The following table sets forth, for the dates indicated, the number of our wireless subscribers and our revenue generating units (“RGUs”), which include fixed lines, broadband accesses and cable or direct-to-home (“DTH”) Pay TV units, in the countries where we operate. It includes total subscribers and RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements, and in particular: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama; and (d) Caribbean refers to Dominican Republic and Puerto Rico.

	December 31,
	2009	2010	2011
	(in thousands)
Wireless subscribers:
Mexico	59,167	64,138	65,678
Brazil	44,401	51,638	60,380
Southern Cone	21,833	24,508	26,281
Colombia	27,674	29,264	28,819
Andean Region	17,760	20,310	22,312
Central America(1)	9,658	10,923	12,932
United States	14,427	17,749	19,762
Caribbean(2)	6,043	6,494	5,593

Total wireless subscribers	200,963	225,024	241,755

RGUs:
Mexico	22,406	22,951	22,766
Brazil	14,514	18,606	23,588
Southern Cone	834	1,067	1,336
Colombia	2,753	2,988	3,549
Andean Region	338	544	864
Central America	2,929	3,231	3,621
Caribbean	2,020	2,144	2,160

Total RGUs	45,794	51,529	57,884

(1)	In November 2011, we commenced operations in Costa Rica and acquired Digicel Honduras.
(2)	In November 2011, we sold our wireless operations in Jamaica.

Our principal operations are:

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name Telcel, is the largest provider of wireless services in Mexico, based on the number of subscribers.

•	Mexico Fixed. Our subsidiary Telmex is the only nationwide provider of fixed-line telephony services in Mexico.

•

Brazil.    Several of our subsidiaries operating under the unified brand name Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Together they offer triple-play services in Brazil, with a cable television network that passes 14.1 million homes.

•

Southern Cone.    We provide wireless services in Argentina, Paraguay, Uruguay and Chile, operating under the Claro brand. We also provide fixed-line services in Argentina, Chile and Uruguay under the Claro brand. In Chile and Paraguay, we offer nationwide Pay TV services under the Claro brand.

•

Colombia.    We provide wireless services under the Comcel brand in Colombia, where we are the largest wireless service provider. We also provide fixed-line telecommunications and Pay TV services in Colombia under the Telmex brand, where our network passes 5.8 million homes.

•

Andean Region.    We provide wireless services in Peru and Ecuador under the Claro brand. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passes 795 thousand homes, and Ecuador, where our network passes 408 thousand homes.

•

Central America.    We provide fixed-line, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and wireless services in Costa Rica. Our Central American subsidiaries provide all services under the Claro brand.

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

All the companies that conduct our operations are fully consolidated in the consolidated financial statements included in this annual report, except for Net Serviços because we did not acquire control of a majority of its voting equity until March 2012 and, accordingly, we accounted for it on the equity method. In addition, all of the companies that conduct our operations are wholly owned, with these exceptions:

•

Telmex.    As of March 31, 2012, we owned, directly and indirectly through our subsidiary CGT, 97.2% of the total equity of Telmex, which conducts fixed-line telecommunications operations in Mexico. Telmex is listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “Mexican Stock Exchange”).

•

Net Serviços.    As of March 31, 2012, we owned, directly and indirectly through our Brazilian subsidiaries, 87.5% of the total equity of Net Serviços, which provides Pay TV services in Brazil. Net Serviços is listed on the Brazilian stock exchange BM&FBOVESPA and on NASDAQ.

•

Other minority interest.    For some of our other operating subsidiaries, we own less than 100% of the equity, but in each case we own more than 95%. A detailed list of our subsidiaries and affiliates is provided in Exhibit 8.1 to this annual report; see also Note 2(b)(i) to our consolidated financial statements.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

History

We were established in September 2000 in a spin-off from Telmex, the leading provider of telecommunications services in Mexico. The spin-off was implemented using a procedure under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) called escisión.

In 1999, we began acquiring our international subsidiaries and investing in our Brazilian operations and our other international affiliates. We made significant acquisitions in Latin America and the Caribbean during the past 12 years, including the acquisitions of Telmex Internacional, CGT and Telmex.

We continue to look for other investment opportunities in telecommunication companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Recent Developments

Tender Offer for Outstanding Shares of Telmex

In November 2011, we concluded a tender offer (the “TMX Tender Offer”) for all of the outstanding shares of all classes of capital stock of Telmex that we did not indirectly own, which represented approximately 40% of the total equity of Telmex. As a result of the TMX Tender Offer, América Móvil, directly and indirectly, owned 93% of the shares representing the capital stock of Telmex. The purchase price was Ps.10.50 per share and Ps.210.00 per ADS, resulting in a total purchase price of approximately Ps.62.5 billion (equivalent to approximately U.S.$4.6 billion, based on the exchange rate as of November 17, 2011). The payment of the purchase price was financed with cash and cash equivalents on hand. We intend to delist Telmex from the various stock markets in which its shares are listed. Following the TMX Tender Offer, we purchased additional equity of Telmex, which increased our direct and indirect ownership of Telmex to 97.2% as of the date of this annual report.

Acquisition of Controlling Interest in and Tender Offer for Net Serviços de Comunicação S.A.

In March 2012, our subsidiary, Embratel Participações S.A. (“Embrapar”) acquired 1,077,520 common voting shares of Net Serviços from GB Empredimentos Participações S.A., giving Embrapar control of a majority of the voting equity of Net Serviços. The acquisition of that controlling interest in Net Serviços followed regulatory developments in Brazil in late 2011 and early 2012 pursuant to which the Brazilian Congress lifted the 49% cap on foreign ownership of cable operators and the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) approved the transfer of control of Net Serviços to us. As required by Brazilian Law, we expect to make a tender offer during the course of 2012 for the remaining shares of Net Serviços that we do not already own.

Acquisition of Digicel Operations in Honduras and El Salvador and Divestiture of Our Operations in Jamaica

In November 2011, we acquired 100% of Digicel Honduras, S.A. de C.V (“Digicel Honduras”). Digicel Honduras is a Honduran company that provides wireless telecommunications services in Honduras. We have changed Digicel Honduras’ legal name to Amov Telecom, S.A. de C.V. (“Amov Telecom”) and are currently in the process of transitioning all of its products and services to the Claro brand, under which we already operate in Honduras. As part of this transaction, we consummated the sale of our operations in Jamaica to an affiliate of Digicel Group Limited (“Digicel”). We have also agreed to acquire Digicel’s Salvadorian subsidiary, Digicel, S.A. de C.V., but have not received regulatory approval to complete the transaction. The agreement with Digicel is subject to termination by either party if the transaction is not approved by July 31, 2012.

Operations in Costa Rica

In a public auction in January 2011, we obtained a license to operate in Costa Rica for a total purchase price of approximately U.S.$75 million. We were granted the use of 70 MHz of spectrum in the 1.8 MHz and 2.1 MHz bands for a period of 15 years. In November 2011, we began operations in Costa Rica.

Acquisition of Additional Interest in Star One

In July 2011, our subsidiary Embratel acquired the 20% interest in Star One S.A. (“Star One”) previously owned by GE Satellite Holdings LLC and its affiliates for a total purchase price of Ps. 2,716 million (U.S.$235 million). Star One is a Brazilian company that provides satellite services in Brazil. As a result of this acquisition, Embratel now owns 100% of the total equity of Star One.

MEXICO WIRELESS OPERATIONS

We offer wireless services and products in Mexico through our subsidiary Telcel and Telcel’s subsidiaries and affiliates in Mexico. Telcel is the leading provider of wireless communications services in Mexico. We also offer yellow pages directory services in Mexico through Anuncios en Directorios, S.A. de C.V. and publishing services through Editorial Contenido, S.A. de C.V.

As of December 31, 2011, we had approximately 65.7 million cellular subscribers, approximately 88.6% of which were prepaid customers, which represented a market share of 68.2%.

In 2011, our Mexico Wireless segment had revenues of Ps. 161,616 million, representing 24.3% of our consolidated revenues for such period. As of December 31, 2011, our Mexico Wireless operations represented approximately 27.2% of our total wireless subscribers, as compared to 28.5% at December 31, 2010.

The following table sets forth information regarding our Mexico Wireless segment’s subscriber base, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2009	2010	2011
ARPU (year ended)	Ps. 162	Ps. 165	Ps. 157
Subscribers (thousands):
Prepaid	53,938	57,778	58,218
Postpaid	5,229	6,359	7,460

Total	59,167	64,138	65,678

Market share	71.2%	70.5%	68.2%
MOUs (year ended)	194	210	223
Wireless churn rate (year ended)	3.2%	3.2%	3.7%

Services and Products

Voice Services and Products

Telcel offers wireless voice and data services under a variety of service plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Although prepaid customers typically generate lower levels of usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans, we believe the prepaid market represents a large and growing under-penetrated market in Mexico because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk.

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

Data Services

Telcel offers data services, including Short Message Services (“SMS”), Multimedia Messaging Service (“MMS”), Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, E-mail Services and Internet services such as web browsing, instant messaging, content streaming and interactive applications. Telcel also offers data services through roaming service agreements.

Handsets and Accessories

Telcel offers a variety of products as complements to its wireless services, including handsets, smartphones, broadband cards and tablets and accessories such as chargers, headsets, belt clips and batteries.

Other Services and Products

In addition, Telcel offers other wireless services, such as two wave services, PC and wireless security services, machine to machine services, Oficina Móvil Telcel, a services suite designed to provide companies productivity-enhancing applications, video calls and mobile banking. Our Internet content portal, Ideas, offers or is developing a wide range of services and content such as video, music, radio, online gaming and applications.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. Telcel builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. Telcel also has a loyalty rewards program, “Círculo Azul,” that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties. In 2011, our marketing efforts were mainly focused on communicating that we have one of the best 3G networks in the world and showing the advantages such network has through value-added services.

Sales and Distribution

Telcel markets its wireless services and products primarily through exclusive distributors located throughout Mexico, who sell Telcel’s services and products, including handsets, postpaid plans and prepaid cards, through approximately 42,331 points of sale and receive commissions. In addition, Telcel’s company-owned retail stores offer one-stop shopping for a variety of wireless services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. As of December 31, 2011, Telcel owned and operated 285 customer sales and service centers throughout Mexico and will continue to open new sales and service centers as necessary in order to offer its products directly to subscribers in more effective ways. In addition, Telcel has a dedicated corporate sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2011, approximately 76% of Telcel’s sales of handsets were generated by cellular distributors, 21% from sales in company-owned stores and 3% from direct sales to corporate accounts.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks and at Telcel’s and other designated retail stores, and electronically through the Internet websites of Telcel and of banks.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support, with approximately 62% of Telcel’s employees dedicated to customer service. Customers may call a toll-free telephone number, go to one of the customer sales and service centers located throughout Mexico or access Telcel’s website to answer any inquiries.

Our Networks and Technology

Telcel’s wireless networks, which cover approximately 93% of the population, use digital technologies both in the 850 MHz frequency spectrum and in the 1900 MHz frequency spectrum. As of December 31, 2011, Telcel has networks using:

•	TDMA technology in the 850 MHz frequency spectrum.

•	GSM technology in the 1900 and 850 MHz frequency spectrums;

•	Enhanced data rates for GSM evolution (“EDGE”) technologies in the 1900 and 850 MHz frequency spectrum; and

•	UMTS/HSPA 3G technologies in the 850 MHz frequency spectrum.

TDMA network

Telcel has a TDMA network that permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems using the 850 MHz spectrum. This network is currently used by subscribers who have not yet migrated to a newer network, especially in rural areas, but is expected to decrease in size and importance as the migration to newer networks increases. Telcel’s TDMA subscriber base represented approximately 0.8% of Telcel’s total subscribers.

GSM/EDGE network

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, having built and installed a GSM network in the 1900 MHz frequency spectrum in those regions. In addition, Telcel has continued with the expansion of its GSM network by using the 850 MHz and 1900 MHz spectrum since 2006. As of December 31, 2011, Telcel’s GSM subscriber base represented approximately 79.5% of Telcel’s total subscribers.

In addition, Telcel upgraded the GSM network with EDGE technology in 2005. It has implemented EDGE technology in all localities with GSM coverage (approximately 200,000 localities), including all the major cities and roads in Mexico.

3G network

Telcel, which began offering 3G services in February 2008, is deploying a UMTS 3G network in Mexico using the existing 850 MHz spectrum using HSPA, a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity.

Telcel is the first operator to deploy UMTS/HSPA technologies in Mexico. As of December 31, 2011, Telcel’s UMTS/HSPA network covered approximately 135,000 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2012 for urban as well as rural areas. As of December 31, 2011, Telcel’s UMTS/HSPA subscriber base represented approximately 19.7% of Telcel’s total subscribers. We expect to improve this network in cities and areas with high data usage through the ongoing deployment of HSPA+ protocol.

4G network

In 2010, Telcel obtained additional spectrum in the 1.7/2.1 GHz Band (usually known as Advanced Wireless Services, or “AWS”) for each of the nine regions (three of them with 30 MHz and six with 20 MHz), for which it paid Ps. 3.8 billion. The planned use for this spectrum is to deploy a 4th Generation network based on the international standard LTE in the first half of 2012 in the major cities throughout the country.

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

Internet Directory

Through our Sección Amarilla business, we provide a wide range of advertising, e-commerce and digital marketing services, including local directory services, maps and videos to search engine optimization (SEO) and search engine marketing (SEM) strategies for small and medium business and large advertisers, e-commerce platforms, application development for mobile devices, digital discount coupons and social media solutions.

We are the largest provider of yellow pages directories in Mexico, where we compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines and other Internet yellow pages.

MEXICO FIXED OPERATIONS

We offer fixed-line services and products in Mexico through our subsidiary Telmex and its subsidiaries and affiliates in Mexico. Telmex is the leading provider of fixed-line voice and broadband services in Mexico. As of December 31, 2011, we had approximately 14.8 million fixed line voice subscribers and 7.9 million broadband subscribers in Mexico.

In 2011, our Mexico Fixed segment had revenues of Ps. 111,924 million, representing 16.8% of our consolidated revenues for such period. As of December 31, 2011, our Mexico Fixed operations represented approximately 39.3% of our total RGUs, as compared to 44.6% at December 31, 2010.

The following table sets forth information regarding our Mexico Fixed segment’s subscriber base, traffic and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010	2011
RGUs (thousands):
Fixed voice	15,882	15,591	14,814
Broadband	6,524	7,359	7,952

Total	22,406	22,950	22,766

Traffic (year ended) (millions):
Long distance minutes	25,222	25,636	27,317
Interconnection minutes	38,155	37,868	37,789

Total minutes	63,377	63,504	65,106

Churn rate (year ended):
Fixed voice	1.4%	0.9%	1.2%
Broadband	1.6%	1.6%	1.4%

Services and Products

Voice Services and Products

Telmex offers a variety of fixed-line voice services and products, including local service, domestic and international long-distance service and public telephony services, under a variety of plans to meet the needs of different user segments.

Telmex charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. The concession Telmex holds to operate a public network for basic telephone services permits but does not require Telmex to base its charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. Telmex does not currently charge by duration of invoiced calls in any region, except in the case of prepaid services. Telmex did not increase rates for local telephone service in 2011. Telmex has had lower rates in real terms for every year since 2001.

Telmex’s rates for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) once customers exceed the number of minutes included in their service packages. Telmex did not increase its rates for domestic long-distance calls in 2011. This continues Telmex’s trend of offering lower rates in real terms every year since 1999.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans. In 2011, Telmex did not increase its rates for international long-distance calls, continuing its trend of offering lower rates in real terms every year since 1999.

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

Telmex also had more than 594,100 fixed-line public telephones in operation at December 31, 2011.

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

Telmex’s broadband service, which it provides under the Infinitum brand, allows its customers to use its high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals and email. Infinitum operates over Asymmetric Digital Subscriber Line (“ADSL”) technology. Since 2010, Telmex has increased the speed of its broadband service.

Multi-Service Offers

Telmex has introduced a number of multi-service offers designed to meet customer needs. For example, in order to promote local service among Telmex’s customers, Telmex has introduced multi-service offers that include unlimited local and domestic long-distance calls. Telmex has also introduced packages of telecommunications services that include a certain number of local calls and/or minutes for domestic long-distance.

In addition, consistent with Telmex’s strategy of retaining its current customers and maximizing the value of residential and business Internet accounts, in 2011 it continued to offer flexible plans permitting Infinitum customers to create their own individualized packages of additional voice services, including a combination of local and long-distance calls.

Other Services and Products

In addition, Telmex provides various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phone services and billing and collection services to third parties.

In November 2008, Telmex entered into several agreements with Dish México and its affiliates, which operate a DTH Pay TV system in Mexico pursuant to which Telmex is currently providing billing and collection services, among others. Subject to obtaining specific government authorizations, Telmex could invest directly in a joint venture with Dish.

Sales and Distribution

Telmex uses its network of 389 Telmex stores (Tiendas Telmex) to offer its products and services throughout Mexico. In addition to their function as customer service centers, the Telmex stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans.

Billing and Collection

Telmex’s invoices detail the number and destination of local and long-distance calls made, as well as charges for other services provided. On Telmex’s website (www.telmex.com), Telmex customers can view their statements in detail: “SI@NA” for corporate customers and “Mi Telmex” for residential and commercial customers. Telmex’s website provides information about its services, corporate information and access to online transactions such as order services and the payment of invoices.

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

Our Networks and Technology

Telmex’s local and long-distance fiber optic network consists of 135,876 kilometers, reaches more than 90% of Mexico’s population, connects all major cities in Mexico, connects Mexico via submarine cables with 30 other countries and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion. In addition, Telmex’s international long-distance traffic may also be carried by microwave transmission and satellite systems.

Competition

Telmex faces competition from other holders of long-distance and local service licenses, Pay TV operators that provide telephone and Internet service and wireless telecommunications providers. Telmex’s principal competitors in Mexico are Alestra, Axtel, Maxcom, Megacable, Cablevisión, Cablemás and Movistar.

BRAZIL OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in Brazil through our subsidiaries Americel S.A. (“Americel”), Claro S.A. (“Claro Brasil”), Embratel, Star One and Net Serviços, the largest cable television operator in Brazil. We offer wireless services under the Claro brand and fixed line services under the Embratel and NET brands. In March 2012, we acquired a controlling interest in Net Serviços. However, we accounted for Net Serviços on the equity method in the consolidated financial statements included in this annual report because we had not acquired that controlling interest as of December 31, 2011. We are the third largest wireless telecommunications services provider in Brazil, measured by number of subscribers.

As of December 31, 2011, we had approximately 60.4 million wireless subscribers, approximately 79.0% of which were prepaid customers, which represented a market share of 25.4%. As of December 31, 2011, we also had approximately 9.2 million fixed line subscribers, 4.7 million broadband subscribers and 9.8 million Pay TV subscribers.

In 2011, our Brazil segment had revenues of Ps. 170,619 million, representing 25.6% of our consolidated revenues for such period. As of December 31, 2011, our Brazil segment operations represented approximately 25.0% of our total wireless subscribers, as compared to 22.9% at December 31, 2010, and approximately 40.8% of our total RGUs, as compared to 36.1% at December 31, 2010.

The following table sets forth information regarding our Brazil segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. Operating data in the following table include Net Serviços.

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 147	Ps. 140	Ps. 129
Subscribers (thousands):
Prepaid	35,731	41,394	47,710
Postpaid	8,670	10,243	12,669

Total	44,401	51,638	60,379

Market share	25.5%	25.4%	25.4%
MOUs (year ended)	84	95	100
Wireless churn rate (year ended)	2.8%	3.0%	3.7%

Fixed Operations:
RGUs (thousands):
Fixed voice	6,452	7,935	9,158
Broadband	3,104	3,770	4,661
Pay TV	4,959	6,901	9,770

Total	14,514	18,606	23,589

Traffic (year ended) (millions):
Long distance minutes	15,600	15,491	19,140
Interconnection minutes	6,048	7,409	8,719

Total minutes	21,648	22,900	27,859

Churn rate (year ended):
Fixed voice	5.6%	5.2%	2.5%
Broadband	1.6%	1.5%	1.4%
Pay TV	1.2%	1.3%	1.5%

Services and Products

Wireless Voice Services and Products

Claro Brasil offers wireless voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Fixed Line Voice Services and Products

Embratel is one of Brazil’s major domestic long-distance service providers, offering inter-regional, intra-regional and intra-sectorial long-distance services to corporate, residential and cellular customers throughout Brazil. Embratel also provides international long-distance services. The majority of Embratel’s long-distance voice services customers are not “pre-subscribed,” meaning that customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code. In addition, Embratel is one of two local service providers present in all Brazilian states, marketing to residential customers its wireless local services under the Claro Fixo brand and, in connection with Net Serviços, its fixed-line services under the NET Fone brand. Embratel also offers services to large- and medium-sized business customers under the VipLine and Rede Vip brands.

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

As discussed above, Net Serviços provides a fixed line telephony service in partnership with Embratel under the NET Fone brand. This product, which uses Voice over Internet Protocol (“VoIP”) technology, works like conventional fixed line telephony and allows the user to make local, long distance and international calls to any telephone or handset. NET Fone had approximately 3.8 million subscribers as of December 31, 2011, compared to 3.2 million as of December 31, 2010, and is available in more than 100 cities.

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

Net Serviços is Brazil’s leading provider of broadband Internet services to residential customers, marketing its services under the Net Virtua brand. This product is available at various download speeds. NET Virtua had approximately 4.3 million subscribers as of December 31, 2011, compared to 3.5 million as of December 31, 2010.

Pay TV

Net Serviços is the leading provider of cable Pay TV services to residential customers in Brazil. As of December 31, 2011, Net Serviços had approximately 7.5 million cable Pay TV subscribers and offered digital cable in 61 locations, including Rio de Janeiro and São Paulo. Among others, Net Serviços offers Pay TV and Pay Per View programming under the “NET” brand, digital Pay TV under the “NET Digital” brand and high definition (“HD”) Pay TV under the “NET Digital HD MAX” brand, as well as digital video recorder (“DVR”), interactive and video on demand services. Net Serviços is also the only Pay TV operator in Brazil to broadcast content in HD 3D. In addition to offering traditional cable Pay TV services, Net Serviços offers Multichannel Multipoint Distribution Service (“MMDS”) Pay TV services in Recife, Porto Alegre and Curitiba. As of December 31, 2011, Net Serviços had 32,184 MMDS Pay TV subscribers.

Net Serviços also offers bundled packages of services, including triple play services, which combine Pay TV, broadband Internet and fixed line telephone services. In addition, Net Serviços recently introduced the “Multi Combo” service package, which offers wireless telephone, fixed telephone and Pay TV services, in conjunction with Claro Brasil and Embratel.

Embratel also offers Pay TV services through DTH technology. Monthly subscription fees for these services range in price from R$39.90 to R$159.90, including taxes.

Other Services

Embratel is Brazil’s leading provider of satellite solutions, including space segment provision, broadband and data network services. Embratel’s satellite fleet has also permitted it to significantly expand the telecommunications services it offers to its customers, reaching areas not covered by terrestrial networks with services such as television, data, Internet, distance education, telephony and other special services projects. Embratel also provides text, telex, sound and image transmission and maritime communications services, as well as call center services through BrasilCenter Comunicações to related third parties, including Claro Brasil and Net Serviços.

Marketing

Claro Brasil has developed a variety of promotional programs and products tailored to meet its clients’ mobility needs while increasing its market share. Claro Brasil considers these promotional programs and products as one of its most significant competitive advantages. Claro Brasil also aggressively targets corporate customers by offering customized products and services and negotiating discounts on a case-by-case basis. Additionally, Claro Brasil has innovative customer loyalty programs that help it retain clients.

Embratel has developed a variety of promotional and customer retention programs that offer discounts and are designed to increase Embratel’s market share and promote usage of the “21” carrier selection code assigned to Embratel. In addition, Embratel negotiates discounts with corporate customers on a case-by-case basis and employs campaigns that target specific groups of its corporate customers, such as small- and medium-sized businesses or regional groups.

Net Serviços uses both a centralized marketing team and regional marketing specialists to help meet its goals of increased market penetration, customer loyalty and revenue per household. In addition, Net Serviços is constantly monitoring its subscriber preferences and the markets in which it operates to be able to meet its goals through a variety of tailored programs.

Sales and Distribution

Claro Brasil markets its services primarily through retail chains, which amount to approximately 8,900 points of sale, exclusive distributors, which represent approximately 4,800 points of sale, and its approximately 270 company-owned stores, which offer one-stop shopping for a variety of cellular services and products. Claro Brasil also sells and distributes its products and services over the Internet. Claro Brasil’s stores also serve as customer service centers, and Claro Brasil expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways. Claro Brasil also has a corporate sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2011, approximately 44% of Claro Brasil’s sales of handsets were generated by retail chains, 30% by exclusive distributors and approximately 14% from sales in company-owned stores.

Embratel’s local fixed telephony service, Claro Fixo, is marketed in person through exclusive dealers, through its call center subsidiary BrasilCenter and through the internet. Embratel’s other local fixed telephony service, NET Fone, is marketed through Net Serviços’ sales and distribution channels. Embratel’s Pay-TV service, Claro TV, is marketed in person through exclusive dealers and its company-owned stores, by phone through call centers and by the internet through Embratel’s website. In addition, Embratel has a corporate sales group dedicated to the needs of its large corporate and other high-usage customers.

Net Serviços’ services are marketed through coordinated efforts that include telemarketing, the Internet, mail advertising, door-to-door sales and retail sales. In addition, Net Serviços also relies on third-party vendors to market its services through call centers.

Billing and Collection

Wireless Operations

Claro Brasil bills its postpaid customers through monthly invoices that detail itemized charges and services, in addition to applicable taxes. Customers may pay their bills with a credit card, through online banking, or in person at banks, post offices or federal lottery houses (casas lotéricas).

If a Claro Brasil postpaid customer’s payment is overdue, service may be suspended temporarily until payment is received. Accounts that are more than 180 days past due are categorized as doubtful accounts, as are all other accounts related to the same client.

A Claro Brasil prepaid customer who purchases a card has between 5 and 180 days from the date of activation of the card to use the airtime, depending on the amount added. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card.

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

Net Serviços bills its customers through monthly invoices that detail itemized charges and services, including monthly subscription fees, broadband and Pay TV services and Embratel’s fixed line voice services, as incurred by customers, in addition to applicable taxes. Net Serviços considers as disconnected those accounts that are more than 30 days past due, at which time Net Serviços blocks the account’s signal. If the customer still does not make payment, Net Serviços prceeds to collect any equipment, such as set-top boxes, that may located in the customer’s location. In addition, Net Serviços focuses on customer service to reduce bad debt expenses. In recent years, that strategy has proved successful, as bad debt as a percentage of sales constituted only 0.8% in 2010 and 0.7% in 2011.

Our Networks and Technology

Wireless Networks

Claro Brasil owns and operates wireless networks using GSM and 3G technologies. As of December 31, 2011, Claro Brasil’s GSM network, which Claro Brasil continues rolling out, covered more than 3,591 cities and 91% of Brazil’s population. In addition, Claro Brasil’s 3G network, which was the first in Brazil and which Claro Brasil continues rolling out, covers 750 cities and 63% of Brazil’s population.

Fixed Line Networks

Embratel owns the largest long-distance network in Latin America and the largest data transmission network in Brazil. Embratel’s long-distance and data transmission networks use fiber optic, digital microwave, satellite and copper wireline technologies. Embratel’s networks use a 100% digital switching system for voice and data services and the latest generation Internet Protocol (“IP”) routers to support IP-based services, Internet access and VPNs through Multiprotocol Label Switching (“MPLS”) technology. Embratel’s Internet backbone is the largest in Latin America with 1,100 Gbps capacity distributed through 1,401 points of presence and 52 routing centers, and its network also connects to the international Internet backbone. Embratel also has approximately 50,000 kilometers of cable in a mesh network that has three or more outlets with a capacity of 7.1 Tbps. Embratel has local metropolitan digital fiber networks with approximately 8,504 kilometers of cable in the major Brazilian cities. Embratel is attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Embratel’s submarine cable network reaches all continents through 11 different cable systems in which it has various ownership interests.

Embratel’s networks have also been modified to use Net Serviços’ coaxial cable networks to provide telephony services to Net Serviços’ broadband customers through NET Fone. In December 2009, Net Serviços granted Embratel an indefeasible right to use its HFC network to provide local fixed telephone service.

To supplement its network, Embratel uses long-distance microwave systems, with a total range of 16,254 kilometers, in areas where installation of fiber cables is difficult, and five satellites to provide services to remote locations within the country, and it leases satellite capacity from international satellite systems and submarine capacity in other private cable systems. Embratel also offers local telephony services to its Claro Fixo residential customers using CDMA wireless technology.

Net Serviços has an advanced network that uses coaxial and fiber optic technologies that permits it to provide its wide range of services and products at bandwidth capacities of 450 MHz, 550 MHz and 750 MHz or above. Net Serviços’ network also helps it reduce piracy, as it had allowed Net Serviços to “scramble” the signal of over 80% of the homes the network passed. Net Serviços also believes that its network is equipped to respond to future customer preferences, as it has bi-directional technology for almost all homes passed, thereby permitting customers to order programming from their homes. The network also has architecture in place to provide pay per view and video on demand services in additional regions once it becomes commercially viable to do so. As of December 31, 2011, Net Serviços’ network had over 75,000 kilometers of cable and passed approximately 13.4 million homes in 61 locations. In addition, in 2012 Net Serviços began operating a network that uses HFC technology, and they expect that this network will allow them to reach 42 cities by the end of the year. Net Serviços complements its traditional cable network with its MMDS network, through which it reaches over 30,000 subscribers. MMDS is a system in which programming is sent by microwave transmitters from a larger antenna in a tower or building to a smaller receiving antenna located at the subscriber’s premises.

Satellite Network

Embratel, through Star One, has the most extensive satellite system in Latin America with a fleet covering the entire territory of South America, Mexico, part of Central America and part of Florida. Embratel currently has six satellites in full operation (i.e. in geostationary orbit), including one which it owns jointly with SES

World Skies and it also owns 11 transponders on board of another satellite operated by SES World Skies. Star One satellites currently operate in the C-band and Ku-band frequencies. Star One also currently operates two satellite control centers that are certified by the International Organization for Standardization.

Embratel has a program to replace satellites that are nearing or have reached the end of their contractual lives, thereby ensuring the continuity and quality of its communication services to most of South America. In accordance with that program, Embratel entered into a contract with Orbital Sciences Corporation in December 2009 for the in-orbit delivery of a new generation satellite, the C-3 satellite, that can provide expanded coverage. This satellite is intended to replace its B-3 satellite, which is expected to run out of propellant by February 2013. The new satellite is currently being manufactured and is expected to become operational in June 2012. In addition, in January 2012, Embratel entered into a contract with Space System/Loral for the in-orbit delivery of another new generation satellite that has the capacity to operate in the Appendix 30/30A Ku-band frequencies.

Competition

Claro Brasil’s principal wireless competitors are Vivo, TIM, Oi, CTBC, Sercomtel and Nextel; Embratel’s principal fixed-line competitors are Oi, CTBC, Intelig, Telefónica and Global Village Telecom; and Net Serviços’ principal competitors are Sky, Telefónica, Vivo, Oi and Global Village Telecom.

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

As of December 31, 2011, we had approximately 26.3 million wireless subscribers, approximately 68.0% of which were prepaid customers, which represented a market share of 28.9%. As of December 31, 2011, we also had approximately 0.4 million fixed line subscribers, 0.3 million broadband subscribers and 0.6 million Pay TV subscribers.

In 2011, our Southern Cone segment had revenues of Ps. 50,219 million, representing 7.5% of our consolidated revenues for such period. As of December 31, 2011, our Southern Cone segment operations represented approximately 10.9% of our total wireless subscribers, compared to approximately 10.9% as of December 31, 2010, and approximately 2.3% of our total RGUs, compared to 2.1% at December 31, 2010.

The following table sets forth information regarding our Southern Cone segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 119	Ps. 117	Ps. 123
Subscribers (thousands):
Prepaid	15,115	16,791	17,865
Postpaid	6,718	7,717	8,416

Total	21,833	24,508	26,281

Market share	28.7%	29.1%	28.9%
MOUs (year ended)	142	145	158
Wireless churn rate (year ended)	2.6%	2.6%	3.2%

Fixed Operations:
RGUs (thousands):
Fixed voice	293	354	427
Broadband	151	217	312
Pay TV	390	496	597

Total	834	1,067	1,336

Traffic (year ended) (millions):
Long distance minutes	2,647	2,472	2,499
Interconnection minutes	1,074	1,243	1,227

Total minutes	3,721	3,715	3,726

Churn rate (year ended):
Fixed voice	1.7%	2.0%	1.9%
Broadband	2.8%	2.8%	2.7%
Pay TV	4.4%	3.9%	4.2%

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

We also offer a variety of products as complements to our wireless service, including handsets and smartphones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services and broadband services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. We also offer DTH Pay TV services in Chile and Paraguay and video on demand services in Argentina and Paraguay.

Our Networks and Technology

In Argentina, our wireless networks, which cover approximately 100% of the population, use GSM and 3G technologies. In Chile, our wireless networks, which cover approximately 98% of the population, use CDMA, GSM and 3G technologies. In Paraguay, our wireless networks, which cover approximately 70% of the population, use GSM and 3G technologies. In Uruguay, our wireless networks, which cover approximately 91% of the population, use GSM and 3G technologies. In Argentina, our fixed-line networks use pre-WiMax, Wireless Local Loop (“WLL”), WiMax, local point-multipoint distribution service (“LMDS”), HFC and Gigabit Passive Optical Networks (“GPON”) technologies. In Chile, our fixed-line networks use DTH and HFC technologies. In Uruguay, our fixed-line networks use LMDS and HFC technologies.

Competition

In Argentina, our principal wireless competitors are Telecom Personal and Movistar; and our principal fixed-line competitors are Teléfonica de Argentina, Telecom Argentina, Global Crossing, Comsat and NSS. In Chile, our principal wireless competitors are Entel and Movistar; and our principal fixed-line competitors are Movistar, VTR, DirecTV and GTD. In Paraguay, our principal competitors are COPACO (Compañía Paraguaya de Comunicaciones S.A.), a stated-owned monopoly in the provision of fixed voice local and international long distance services, Telecel, which is controlled by Millicom International, Nucleo and Hola Paraguay. In Uruguay, our principal wireless competitors are Movistar and the state-owned Antel, which is also a fixed voice long distance services monopoly.

COLOMBIA OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in Colombia through our subsidiaries Comunicación Celular S.A. (“Comcel”), Telmex Colombia S.A. (“Telmex Colombia”) and Páginas Telmex S.A. We offer our wireless services under the Comcel brand and our fixed line services under the Telmex brand. We are the largest wireless telecommunications and Pay TV services provider in Colombia, measured by number of subscribers.

As of December 31, 2011, we had approximately 28.8 million wireless subscribers, approximately 83.5% of which were prepaid customers, which represented a market share of 65.5%. As of December 31, 2011, we also had approximately 0.8 million fixed line subscribers, 0.9 million broadband subscribers and 1.9 million Pay TV subscribers.

In 2011, our Colombia segment had revenues of Ps. 58,705 million, representing 8.8% of our consolidated revenues for such period. As of December 31, 2011, our Colombia segment operations represented approximately 11.9% of our total wireless subscribers, as compared to 13.1% at December 31, 2010, and approximately 6.1% of our total RGUs, as compared to 5.8% at December 31, 2010.

The following table sets forth information regarding our Colombia segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. The figures presented below, for all periods, have been adjusted to reflect the removal of our operations in Panama from this segment.

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 99	Ps. 111	Ps. 115
Subscribers (thousands):
Prepaid	23,726	25,078	24,064
Postpaid	3,947	4,186	4,755

Total	27,673	29,264	28,819

Market share	68.3%	66.9%	65.5%
MOUs (year ended)	173	198	203
Wireless churn rate (year ended)	3.5%	3.5%	4.3%

Fixed Operations:
RGUs (thousands):
Fixed voice	481	571	774
Broadband	505	614	875
Pay TV	1,767	1,802	1,899

Total	2,753	2,988	3,548

Traffic (year ended) (millions):
Long distance minutes	18	32	50
Interconnection minutes	340	441	574

Total minutes	358	473	624

Churn rate (year ended):
Fixed voice	2.5%	2.4%	1.9%
Broadband	2.3%	2.3%	1.9%
Pay TV	3.3%	2.4%	2.1%

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

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission (including messaging, chat and access to social networks), Internet Browsing and E-mail Services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services, such as video on demand, to both corporate and residential customers under a variety of plans to meet the needs of different user segments. In addition, we offer data center and carrier services.

Our Networks and Technology

Our wireless networks, which cover approximately 70% of the population, use 3G technologies, and our fixed-line networks use HFC and optical fiber technologies.

Competition

Our principal wireless competitors are Telefónica Móviles and Colombia Móvil; and our principal fixed-line competitors are Telefónica Telecom, ETB (Empresa de Telecomunicaciones de Bogotá) and UNE EPM Telecomunicaciones.

ANDEAN REGION OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Andean Region segment under the Claro brand through our subsidiaries Consorcio Ecuatoriano de Telecomunicaciones S.A. (“Conecel”), Ecuador Telecom S.A. (“Ecuador Telecom”), América Móvil Perú, S.A.C. and Telmex Perú S.A. (“Telmex Perú”). We are the largest wireless telecommunications services provider in Ecuador and the second largest in Peru, measured by number of subscribers.

As of December 31, 2011, we had approximately 22.3 million wireless subscribers, approximately 84.1% of which were prepaid customers, which represented a market share of 58.9%. As of December 31, 2011, we also had approximately 0.4 million fixed line subscribers, 0.2 million broadband subscribers and 0.3 million Pay TV subscribers.

In 2011, our Andean Region segment had revenues of Ps. 33,921 million, representing 5.1% of our consolidated revenues for such period. As of December 31, 2011, our Andean Region segment operations represented approximately 9.2% of our total wireless subscribers, as compared to 9.0% at December 31, 2010, and approximately 1.5% of our total RGUs, as compared to 1.1% at December 31, 2010.

The following table sets forth information regarding our Andean Region segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 105	Ps. 102	Ps. 104
Subscribers (thousands):
Prepaid	15,781	17,738	18,765
Postpaid	1,978	2,572	3,546

Total	17,760	20,310	22,311

Market share	52.1%	52.8%	58.9%
MOUs (year ended)	100	109	134
Wireless churn rate (year ended)	2.2%	2.4%	2.5%

Fixed Operations:
RGUs (thousands):
Fixed voice	120	171	349
Broadband	69	124	188
Pay TV	150	249	326

Total	338	544	863

Traffic (year ended) (millions):
Long distance minutes	374	345	370
Interconnection minutes	1,017	1,003	1,169

Total minutes	1,391	1,348	1,539

Churn rate (year ended):
Fixed voice	4.0%	2.3%	2.2%
Broadband	5.4%	2.5%	2.8%
Pay TV	4.9%	3.9%	4.3%

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

We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services, in Peru.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Ecuador, our wireless networks, which cover approximately 70% of the population, use GSM and 3G technologies, while in Peru, our wireless networks cover approximately 88% of the population and use GSM and 3G technologies. In Ecuador, our fixed-line networks use HFC technologies, while in Peru our fixed-line networks use CDMA, HFC, DTH and WiMax technologies.

Competition

In Ecuador, our principal wireless competitor is Otecel (Movistar); and our principal fixed-line competitors are Setel (Grupo TV Cable) and Corporación Nacional de Telecomunicaciones. In Peru, our principal wireless competitor is Movistar Perú; and our principal fixed-line competitors are Telefónica del Perú, Telefónica Multimedia (TV), DirecTV, and Americatel Perú.

CENTRAL AMERICA OPERATIONS

We offer wireless, fixed line voice, broadband, Pay TV and directory services and products in our Central America segment under the Claro brand through our subsidiaries Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V. (“CTE”), CTE Telecom Personal, S.A. de C.V. (“CTE Telecom Personal”), Telecomunicaciones de Guatemala, S.A. (“Telgua”), Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”), Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”), Amov Telecom, Claro CR Telecomunicaciones S.A. (“Claro Costa Rica”) and Claro Panamá, S.A. (“Claro Panamá”). We are the largest wireless telecommunications services provider in Nicaragua, the second largest in El Salvador, Guatemala and Honduras and the fourth largest in Panama, in each case measured by number of subscribers.

We acquired Digicel’s Honduran operations in November 2011. We have also agreed to acquire Digicel’s Salvadorian subsidiary, Digicel, S.A. de C.V., but have not received regulatory approval to complete the transaction. The agreement with Digicel is subject to termination by either party if the transaction is not approved by July 31, 2012. In addition, in a public auction in January 2011, we obtained a license to operate in Costa Rica for a total purchase price of approximately U.S.$75 million. We were granted the use of 70 MHz of spectrum in the 1.8 MHz and 2.1 MHz bands for a period of 15 years. In November 2011, we began operations in Costa Rica.

As of December 31, 2011, we had approximately 12.9 million wireless subscribers, approximately 92.0% of which were prepaid customers, which represented a market share of 27.9%. As of December 31, 2011, we also had approximately 2.4 million fixed line subscribers, 0.5 million broadband subscribers and 0.7 million Pay TV subscribers.

In 2011, our Central America segment had revenues of Ps. 18,959 million, representing 2.8% of our consolidated revenues for such period. As of December 31, 2011, our Central America segment operations represented approximately 5.3% of our total wireless subscribers, as compared to 4.9% at December 31, 2010 and approximately 6.3% of our total RGUs, as compared to 6.3% at December 31, 2010.

The following table sets forth information regarding our Central America segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. The figures presented below, for all periods, have been adjusted to reflect the inclusion of our operations in Panama into this segment.

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 77	Ps. 70	Ps. 71
Subscribers (thousands):
Prepaid	9,189	10,215	11,903
Postpaid	469	709	1,029

Total	9,658	10,924	12,932

Market share	29.1%	29.8%	27.9%
MOUs (year ended)	108	115	139
Wireless churn rate (year ended)	2.2%	2.7%	2.7%

Fixed Operations:
RGUs (thousands):
Fixed voice	2,259	2,305	2,440
Broadband	311	376	474
Pay TV	359	550	707

Total	2,929	3,231	3,621

Traffic (year ended) (millions):
Long distance minutes	2,378	2,101	2,150
Interconnection minutes	1,017	868	792

Total minutes	3,395	2,969	2,942

Churn rate (year ended):
Fixed voice	0.7%	1.0%	0.8%
Broadband	1.8%	1.8%	1.7%
Pay TV	1.6%	2.6%	2.4%

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

Our Networks and Technology

In El Salvador, our wireless networks, which cover approximately 91% of the population, use GSM technologies. In Guatemala, our wireless networks, which cover approximately 87% of the population, use CDMA and GSM technologies. In Honduras, our wireless networks, which cover approximately 65% of the population, use GSM technologies. In Nicaragua, our wireless networks, which cover approximately 78% of the population, use GSM technologies. In Panama, our wireless networks, which cover approximately 84% of the population, use GSM technology. In Costa Rica, our wireless networks, which cover approximately 49% of the population, use 3G and GSM technologies. Our Central America fixed line networks use HFC, VoIP and plain old telephone service (“POTS”) technologies.

Competition

In El Salvador, our principal wireless competitors are Tigo, Telefónica de El Salvador, Digicel and Intelfon; and our principal fixed-line competitor is Amnet. In Guatemala, our principal wireless competitors are Tigo and Movistar. In Honduras, our principal wireless competitors are Celtel and Honducel; and our principal fixed-line competitor is Hondutel. In Nicaragua, our principal wireless competitor is Movistar. In Panama, our principal wireless and Pay TV competitors are Telefónica Móviles, Cable & Wireless, Digicel Cable Onda and SKY. In Costa Rica, our principal competitors are the Instituto Costarricense de Electricidad (“ICE”) and Movistar.

UNITED STATES OPERATIONS

We offer wireless services and products in our United States segment through our subsidiary TracFone under the TracFone, Net10, Straight Talk and SafeLink brands. We are the largest prepaid wireless telecommunications services provider in the U.S, measured by number of subscribers.

As of December 31, 2011, we had approximately 19.8 million wireless subscribers, all of which were prepaid customers, which represented a 29.0% share of the prepaid wireless market. In 2011, our United States segment had revenues of Ps. 47,419 million, representing 7.1% of our consolidated revenues for such period. As of December 31, 2011, our United States segment operations represented approximately 8.2% of our total wireless subscribers, as compared to 7.9% as of December 31, 2010.

The following table sets forth information regarding our United States segment’s subscriber base, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010	2011
ARPU (year ended)	Ps. 135	Ps. 161	Ps. 189
Subscribers (thousands):
Prepaid	14,427	17,749	19,762
Market share	31.7%	39.7%	29.0%
MOUs (year ended)	81	234	378
Wireless churn rate (year ended)	4.0%	4.0%	4.2%

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

CARIBBEAN OPERATIONS

We offer wireless, fixed line voice, broadband and Pay TV services and products in our Caribbean segment under the Claro brand through our subsidiaries Compañía Dominicana de Teléfonos, S.A. (“Codetel”) and Telecomunicaciones de Puerto Rico, Inc. (“Telpri”). We are the largest wireless telecommunications services provider in the Dominican Republic and the second largest in Puerto Rico, measured by number of subscribers. In November 2011, we sold our operations in Jamaica to Digicel, as part of the transaction pursuant to which we acquired Digicel’s operations in Honduras. As a result, we no longer operate in Jamaica.

As of December 31, 2011, we had approximately 5.6 million wireless subscribers, approximately 75.1% of which were prepaid customers, which represented a market share of 47.6%. As of December 31, 2011, we also had approximately 1.4 million fixed line subscribers, 0.6 million broadband subscribers and 0.1 million Pay TV subscribers.

In 2011, our Caribbean segment had revenues of Ps. 26,533 million, representing 4.0% of our consolidated revenues for such period. As of December 31, 2011, our Caribbean segment operations represented approximately 2.3% of our total wireless subscribers, as compared to 2.9% at December 31, 2010, and approximately 3.7% of our total RGUs, as compared to 4.2% at December 31, 2010.

The following table sets forth information regarding our Caribbean segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2009	2010	2011
Wireless Operations:
ARPU (year ended)	Ps. 162	Ps. 154	Ps. 171
Subscribers (thousands):
Prepaid	4,810	5,102	4,200
Postpaid	1,233	1,392	1,392

Total	6,043	6,494	5,592

Market share	41.3%	41.6%	47.6%
MOUs (year ended)	249	303	328
Wireless churn rate (year ended)	4.3%	4.9%	5.2%

Fixed Operations:
RGUs (thousands):
Fixed voice	1,531	1,483	1,426
Broadband	451	559	590
Pay TV	38	102	143

Total	2,020	2,144	2,159

Traffic (year ended) (millions):
Long distance minutes	5,760	5,495	5,357
Interconnection minutes	5,386	4,439	3,307

Total minutes	11,147	9,934	8,664

Churn rate (year ended):
Fixed voice	1.7%	1.6%	1.5%
Broadband	3.0%	3.0%	2.8%
Pay TV	2.3%	2.0%	2.7%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions such as, in the case of Puerto Rico only, an early termination fee, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide CDMA, GSM and 3G roaming services to customers of our international roaming partners.

In connection with the provision of our voice services in the Dominican Republic, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

In Puerto Rico, we have established “reverse toll billing,” which allows us to avoid having fixed line customers pay toll charges when calling wireless customers. Under this arrangement, a wireless provider pays a fee to us, as opposed to having us charge its fixed line customers a toll charge when calling such wireless provider’s customers. For local calls between our wireless customers and those of other wireless providers, we have established “bill and keep” arrangements for interconnection and access charges.

We offer data services, including SMS, MMS, Premium SMS and Premium MMS, Mobile Entertainment Services, Data Transmission, Internet Browsing and E-mail Services. We also offer a variety of products as complements to our wireless service, including handsets and smart phones and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as Push-to-Talk Services in the Dominican Republic.

Fixed Line Services and Products

We offer fixed line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. In addition, we offer VOIP and network monitoring services in Puerto Rico.

Our Networks and Technology

In the Dominican Republic, our wireless networks, which cover approximately 99% of the population, use CDMA, GSM and 3G technologies. In Puerto Rico, our wireless networks, which cover approximately 94% of the population, use CDMA, GSM and 3G technologies. In the Caribbean, our networks use POTS and Internet Protocol television (“IPTV”) technologies.

Competition

In the Dominican Republic, our principal wireless competitor is France Telecom (Orange); and Tricom is our principal fixed-line competitor. The Puerto Rican wireless market is highly competitive with AT&T, Sprint, T-Mobile and Open Mobile as our principal competitors. AT&T is the largest wireless operator in Puerto Rico, where we hold a close second position. In the fixed-line business, our principal competitors in Puerto Rico are AT&T, Onelink, Choice, Liberty, Worldnet Communications and other competitive local exchange carriers that resell our services.

REGULATION

Mexico

Applicable Legislation

The Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the General Communications Law (Ley de Vías Generales de Comunicación) and regulation adopted under those statutes provide the general legal framework for the regulation of telecommunications services in Mexico. The main objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Under the Federal Telecommunications Law, an operator of public telecommunications networks, such as Telcel or Telmex, must operate under a concession granted by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”). Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the SCT. A concession to provide wireless services that utilize frequencies of radio-electric spectrum generally has a term of up to 20 years and may be extended for additional terms of equal duration. A concession to provide public fixed-line local and long-distance services generally has a term of up to 30 years and may be extended for additional 30-year terms.

The Federal Telecommunications Law requires public telecommunications concessionaires to establish open network architecture that permits interconnection and interoperability. Operators of private networks that do not use frequencies of radio-electric spectrum or provide services to the public are not required to obtain a concession, permit or registration.

Principal Regulatory Authorities

The SCT, through the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), is the government agency principally responsible for regulating telecommunications services. The SCT’s approval is required for any change in the bylaws of a concessionaire. It also has broad powers to monitor compliance with concessions, and it can require a concessionaire to supply the SCT with such technical, administrative and financial information as it may request. For example, Telcel is required to publish its annual network expansion program and must advise the SCT of the progress of its program on a quarterly basis.

Cofetel is an independent agency within the SCT, with five commissioners appointed by the President of Mexico, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the SCT under the Federal Telecommunications Law and the telecommunications regulations have been delegated to Cofetel. In January 2012, the Supreme Court of Justice ruled that Cofetel has exclusive authority over termination rates matters. Therefore, the SCT may not review resolutions issued by Cofetel. However, the Supreme Court of Justice’s full ruling has not yet been notified to Telcel and, therefore, we cannot estimate what its impact will be.

The Federal Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The Federal Telecommunications Law also provides that at the expiration of a concession, the Mexican government has a right of first refusal to acquire the assets used directly in the exploitation of the concession. See “Regulation—Termination of Concessions” under this Item 4.

Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) under the Federal Consumer Protection Law (Ley Federal de Protección al Consumidor). This law regulates publicity, the quality of services and information required to be provided to consumers and provides a mechanism to address consumer complaints. A recent amendment to this law also permits class actions for consumer claims. Profeco has the authority to impose fines, which can be significant.

Telcel Rates

The Federal Telecommunications Law provides that wireless services concessionaires may freely determine the rates for telecommunications services, including interconnection. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to register their rates for mobile service with Cofetel prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined by Cofeco to have substantial market power under the Federal Antitrust Law. Although Cofeco has determined that Telcel has substantial market power in the nationwide market for voice services, Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. Cofeco denied Telcel’s petition for review. Telcel then filed an appeal for relief (amparo indirecto) with an administrative judge against the rejection of the petition. Resolution of this appeal is pending. Recently, the Supreme Court of Justice decided that Cofeco must review and pass on all administrative proceedings brought before it. Accordingly, we expect that the pending appeal for relief will be resolved favorably, thereby requiring Cofeco to review and pass on Telcel’s petition seeking review of Cofeco’s ruling. However, we cannot anticipate how Cofeco will rule on such petition. We cannot predict what regulatory measures might be taken by Cofetel in response to Cofeco’s determination when if and when it becomes final.

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

The price cap varies directly with the Mexican National Consumer Price Index, allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the Communications Ministry. Telmex has not raised its nominal rates since March 2001 for local service and since March 1999 for long-distance service. Under the concession, the price cap is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The SCT sets a new periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital, though it has yet to fix it for 2011 – 2014. For services extending beyond basic telephone service, the Telecommunications Law and Telmex’s concession permit Telmex, subject to registration with Cofetel, to freely set its rates. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

In June 2011, Cofetel notified Telmex of three resolutions mandating reductions to the interconnection rates that Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced rates by 65% for interconnection fees and 94% for transport of long distance traffic (resale). Telmex has filed petitions before Cofetel to challenge these resolutions. Resolution of these petitions is pending.

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

Regions in Mexico		Band A (1900 MHz)			Band B (850 MHz)
Cel	PCS	Initial Date	Termination Date	Fee Structure	Initial Date	Termination Date	Fee Structure
I	I	Sept. 1999	Sept. 2019	Upfront fee	Aug. 2011	Aug. 2026	Annual fees(1)
II	II	Sept. 1999	Sept. 2019	Upfront fee	Aug. 2011	Aug. 2026	Annual fees(1)
III	III	Sept. 1999	Sept. 2019	Upfront fee	Aug. 2011	Aug. 2026	Annual fees(1)
IV	IV	Sept. 1999	Sept. 2019	Upfront fee	Aug. 2010	Aug. 2025	Annual fees(1)
VIII	V	Sept. 1999	Sept. 2019	Upfront fee	Aug. 2010	Aug. 2025	Annual fees(1)
V	VI	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2011	Oct. 2026	Annual fees(1)
VI	VII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2011	Oct. 2026	Annual fees(1)
VII	VIII	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2011	Oct. 2026	Annual fees(1)
IX	IX	Sept. 1999	Sept. 2019	Upfront fee	Oct. 2000	Oct. 2015	Upfront fee

(1)	The annual fees, are amounts payable set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band.

Regions in Mexico	Band D (1900MHz)			Band F (1900 MHz)
PCS	Initial Date	Termination Date	Fee Structure	Initial Date	Termination Date	Fee Structure
I	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
II	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
III	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
IV	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
V	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VI	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
VIII	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)
IX	Oct. 1998	Oct. 2018	Upfront fee	April 2005	April 2025	Annual fees(1)

(1)	The annual fees, are amounts payable set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band.

Regions in Mexico	1.7/2.1 GHz Bands B2, C (nationwide) and D (only in PCS Regions 1, 5 and 8)
AWS	Initial Date	Termination Date	Fee Structure
I	Oct. 2010	Oct. 2030	Annual fees	(1)
II	Oct. 2010	Oct. 2030	Annual fees	(1)
III	Oct. 2010	Oct. 2030	Annual fees	(1)
IV	Oct. 2010	Oct. 2030	Annual fees	(1)
V	Oct. 2010	Oct. 2030	Annual fees	(1)
VI	Oct. 2010	Oct. 2030	Annual fees	(1)
VII	Oct. 2010	Oct. 2030	Annual fees	(1)
VIII	Oct. 2010	Oct. 2030	Annual fees	(1)
IX	Oct. 2010	Oct. 2030	Annual fees	(1)

(1)	The annual fees, are amounts payable set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Payment of these fees will start in June 2012.

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

Concession Fees

In addition to the upfront payment applicable to all of the 1900 MHz (F Band) concessions, 1.7/2.1 GHz (B2, C and D Bands) concessions and 850 MHz concessions (Regions I to VIII), owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees in respect of its Bands A and D 1900 MHz concessions since they were awarded prior to 2003, but it is required to pay them in respect of additional 10 MHz of capacity in the 1900 MHz spectrum (Band F) acquired in 2005. The Band B concessions renewed in 2010 and 2011 required Telcel to pay an aggregate upfront fee of Ps. 74.8 million, which has been made, as well as make payments of annual fees (derechos) during the term of the concessions. The grant of the nationwide 1.7/2.1 GHz concession for a 20 year term, which occurred in October 2010, required an upfront payment of Ps. 3,793 million.

Expansion, Modernization and Service Quality Requirements

Telcel’s concessions impose a number of requirements for expansion and modernization of its network. The concessions establish certain minimum network capacities that Telcel must achieve to extend service coverage to a targeted percentage of population. Telcel is in compliance with these requirements.

The concessions also set forth extensive requirements for the quality and continuity of Telcel’s service, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In 2003, Cofetel issued the Fundamental Technical Plan for Quality of Local Mobile Services Networks (the “2003 Technical Plan”), which was in force until August 2011, at which time Cofetel issued a new Fundamental Technical Plan for Quality of Local Mobile Services Networks (the “2011 Technical Plan”). The 2011 Technical Plan is applicable to all operators, including Telcel. The 2011 Technical Plan, which imposes additional service quality requirements for voice, SMS and Internet services to those set forth in our concessions, now includes a methodology based on site measurements that may be publicly available and potential fines for non-compliance with voice-quality requirements. We believe we are in compliance with the service quality requirements of our concessions and the 2011 Technical Plan. Nonetheless, Telcel has been notified that the SCT has commenced a number of proceedings seeking to impose penalties on Telcel on the basis of alleged non-compliance with the requirements of the 2003 Technical Plan. Telcel is challenging the allegations and penalties in proceedings that are still pending.

Renewal

In 2010 and 2011, the eight Band B concessions covering regions other than the Mexico City area were renewed, with certain additional conditions being imposed on Telcel. Telcel challenged the imposition of some of these conditions in a process that does not affect the validity of the renewals, and a final resolution of such challenge is still pending. All of these concessions are subject to renewal for additional 15-year terms.

On April 20, 2010, Telcel requested renewal of the Band B concession covering the Mexico City area (Region 9) that will expire in October 2015, and the renewal request is still pending. The Band D concessions will expire in 2018, the Band A concessions in 2019, the Band F concessions in 2025 and the nationwide 1.7/2.1 GHz concession in 2030. All of these concessions are subject to renewal for additional 20-year terms.

Telmex Concessions

Under the Federal Telecommunications Law and telecommunications regulations, Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements that the SCT may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

Telmex’s subsidiary, Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), holds a separate concession in a region located in two states in northwestern Mexico, that will expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are similar to those of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from Cofetel through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms.

The General Communications Law provides that upon the expiration of the Telmex concession the Mexican government is entitled to purchase its telecommunications assets at a price determined on the basis of an appraisal by a public official, and the telecommunications regulations provide that upon expiration of the concession the Mexican government has a right of first refusal to acquire Telmex’s telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the concession Telmex’s telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the telecommunications regulations would be applied, and accordingly there can be no assurance that upon expiration of the concession Telmex’s telecommunications assets would not revert to the Mexican government free of charge.

Termination of Concessions

The General Communications Law, the Federal Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Federal Telecommunications Law or the terms of the concessions, as applicable, the SCT may cause early termination of any of the concessions in certain cases, including:

•	failure to exercise rights under a concession during the 180 days after that concession is granted;

•	failure to expand telephone services at the rates specified in the concession;

•	interruption of all or a material part of the services provided by the concessionaire;

•	acts by the concessionaire that impede the operations of other concessionaires;

•	refusing interconnection with other concessionaires;

•	change of jurisdiction by the concessionaire;

•	transfer, assignment of, or grant of liens on, the concessions or any asset used to provide service without SCT approval;

•	failure to pay certain government fees;

•	violation of the prohibition against ownership of shares of the concessionaire by foreign states;

•	any material modification of the nature of the concessionaire’s services without prior SCT’s approval;

•	breach of certain other obligations under the General Communications Law;

•	a material and continuing violation of any of the conditions set forth in the concessions;

•	material failure to meet any of the service expansion requirements under the concessions;

•	material failure to meet any of the requirements under the concession for improvement in the quality of service;

•	engagement in any telecommunications business not authorized under the concession and requiring prior SCT approval;

•	following notice and a cure period, failure without just cause to allow other concessionaires to interconnect; or

•	bankruptcy of the concessionaire.

The General Communications Law provides that, in the event of early termination of our concessions, all assets that are the subject of such concession would revert to the Mexican government without compensation. In the event of early termination of any of our concessions, the Mexican government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies that are the subject of such concession.

Competition

The telecommunications regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel and Telmex under the concessions.

Of particular importance for Telmex is the fact that Mexican authorities have adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet access services to the Mexican public. As of December 31, 2011, 33 cable television providers have been authorized to provide local fixed-line voice-transmission service in various cities in Mexico. Regulations have also been adopted to allow other local telephone service providers to provide paid television and audio services, but to date Telmex has been unable to obtain authorization to do so. As of December 31, 2011, there were 35 local fixed-line operators holding licenses and permissions (including Telmex and Telnor), and our local fixed-line competitors are operating in 173 local service areas covering the main cities of the country, like Mexico City, Guadalajara, Monterrey and Puebla.

On February 2, 2012, Cofeco rejected a request made by Grupo Azteca and Grupo Televisa seeking approval of the acquisition of a 50% stake in Iusacell by Grupo Televisa. Grupo Azteca and Grupo Televisa have submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. In the event that the Cofeco approves such acquisition, Iusacell may become a strong competitor, being able to provide a wider range of services with the backing of Grupo Televisa.

Mexican Regulatory Proceedings

Telcel Antitrust Investigations

The Federal Telecommunications Law authorizes Cofetel to impose specific requirements as to rates, quality of service and information on any wireless operator that is determined by Cofeco to have substantial power in a specific market according to the Federal Antitrust Law.

In 2007, Cofeco commenced a probe to determine if any mobile operators in Mexico had substantial market power for mobile termination of local and domestic and international long-distance calls made under the calling party pays system. In that proceeding, Cofeco determined that América Móvil was part of the Telmex/Telcel economic interest group. América Móvil was not notified of such proceeding and filed an appeal for relief (recurso de amparo indirecto), the result of which was a judgment ordering Cofeco to nullify their preliminary determination and restart a new proceeding properly notifying América Móvil. In response to that judgment, Cofeco issued a final resolution in October 2011 excluding América Móvil from the proceeding, but otherwise confirming that all mobile operators in Mexico have substantial market power for mobile termination calls on their respective networks. In response to this resolution, Telcel submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. As a result of such petition, Cofeco issued a ruling in March 2012 confirming Telcel’s substantial market power over the mobile termination switched services it provides to other concessionaries through its network. In the same ruling, Cofeco also determined that Telefónica and Iusacell do not have substantial market power over the mobile termination switched services they provide to other concessionaries through their respective networks. Telcel filed an appeal for relief (recurso de amparo indirecto) against the March 2012 ruling. This ruling permits Cofetel to impose against Telcel specific requirements as to rates, quality of service and information, though it has not yet done so. If they do, we will appeal both Cofeco’s ruling and any requirements Cofetel imposes.

In April 2008, Cofeco commenced another probe, which was initiated by an alleged Telcel subscriber (who in fact was an employee of another mobile operator), relating to whether Telcel enjoys substantial market power in the nationwide market for voice and data services. Cofeco issued a final ruling on this investigation in February 2010, finding that Telcel does indeed enjoy substantial market power in the nationwide market for mobile telephone services. In February 2010, Telcel filed an administrative proceeding with Cofeco seeking review of Cofeco’s ruling. Cofeco denied Telcel’s petition for review. Telcel then filed an appeal for relief (amparo indirecto) with an administrative judge against the rejection of the administrative proceeding and against the issuance, subscription and publication of the Cofeco ruling. Resolution of this appeal is pending. Recently, the Supreme Court of Justice decided that Cofeco must review and pass on all administrative proceedings brought before it. Accordingly, we expect that the pending appeal for relief will be resolved favorably, thereby requiring Cofeco to review and pass on Telcel’s administrative proceeding seeking review of Cofeco’s ruling. However, we cannot anticipate how Cofeco will rule on such administrative proceeding, and we are unable to predict what regulatory steps might be taken in response to Cofeco’s rulings.

In April 2011, following a regulatory inquiry initiated in 2006, Cofeco notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also allegedly constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, and 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been an immaterial amount. Telcel is contesting both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. Under Mexican law, the submission of this petition automatically suspends the effectiveness of the April 2011 resolution. Telcel also petitioned Cofeco to recuse its chairman from further participation in the matter in order to ensure an unbiased forum in view of the chairman’s public statements, and such petition for recusal was granted. Accordingly, Telcel’s petition for reconsideration will be decided by the remaining Cofeco commissioners during the second quarter of 2012.

In March 2012, Telcel submitted to Cofeco, pursuant to the Mexican Competition Law (Ley Federal de Competencia Económica), a series of proposed undertakings related to the alleged relative monopolistic pricing practice to which the fine relates in order for the Cofeco to consider the adoption of such undertakings as part of the petition for reconsideration in order to eliminate the fine. The undertakings are: (i) the gradual reduction of the mobile termination rate Telcel charges for termination of voice traffic in its network to reach Ps.$0.3094 in 2014; (ii) use of the second as the applicable unit for measuring interconnection rates; (iii) publication of the reference interconnection terms (oferta pública de interconexión) applicable to its network; (iv) termination of all pending disputes related to the 2011 termination rate (Ps$0.3912) determined by Cofetel with those operators that agree to enter into an agreement based on the reference interconnection terms; (v) maintenance, as part of Telcel’s commercial offerings, of plans or promotions under which some of the minutes included in the plan or promotion can be used by the Telcel customer to call any fixed or mobile network at the same rate (without differentiating on-net and off-net); and (vi) an access to information agreement under which Cofeco can monitor compliance with Telcel’s undertakings.

If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that we will be successful in our legal challenges and that, therefore, payment of a fine arising from Cofeco’s resolution is not probable. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, in which event our financial position would be negatively affected. Cofeco is conducting additional investigations into the market power of Telcel in the telecommunications sector. Depending on the resolution of these investigations, they may result in specific regulations applicable to Telcel. See Note 17 to our audited consolidated financial statements included in this annual report.

Telmex Antitrust Investigations

Beginning in 2007, Cofeco initiated four investigations to evaluate if Telmex and its subsidiary Telnor have substantial power in certain markets. Cofeco has issued final resolutions concluding that Telmex and Telnor have substantial power in all four of the relevant markets investigated. Telmex and Telnor submitted petitions for reconsideration (recursos de reconsideración) to Cofeco challenging their findings. Cofeco denied the petitions for reconsideration. Telmex and Telnor then filed appeals for relief (amparo indirecto) challenging Cofeco’s denial of the petitions for reconsideration. Of these appeals, two are still pending, but two of Telnor’s appeals for relief have been denied, effectively upholding Cofeco’s findings. With respect to the matters for which the appeals were denied, Cofetel can impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. Consequently, in October 2011, the SCT and Cofetel submitted to the Federal Regulatory Improvement Commission (Comisión Federal de Mejora Regulatoria or “Cofemer”), a preliminary recommendation imposing specific requirements regarding prices, quality of services and information for the wholesale market for leasing of private circuits. In early 2012, Cofemer issued a final judgment incorporating the preliminary recommendation. If Cofemer’s final judgment is deemed to be applicable to Telnor or if Telmex’s pending appeals are decided against us and Mexican authorities impose additional regulations on Telmex and Telnor, they may limit our flexibility and our ability to adopt competitive market policies, which could have an adverse effect on our business and results of operations.

Also beginning in 2007, Cofeco began four investigations relating to alleged monopolistic practices by Telmex and Telnor. Two of these investigations have been closed due to lack of evidence. In another one, Cofeco issued a notice of probable fault and in the last one Cofeco determined that Telmex engaged in alleged monopolistic practices. We have filed a petition for relief (amparo) against the Cofeco determination resolved against us, and that petition is still pending.

Final findings adverse to us in any of the Cofeco investigations may lead to the imposition of additional regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations. See Note 17 to our audited consolidated financial statements included in this annual report.

Mobile Termination Rates

Under the calling party pays system, when the customer of one operator (local or long-distance) places a call to a customer of another operator, the first operator pays the second a fee, which is referred to as an interconnection fee or mobile termination rate. There has been extensive controversy in Mexico concerning the mobile termination rates payable to mobile operators since 2005. Under Mexican law, interconnection fees are negotiated between operators. As such, we have entered into mobile termination agreements with other operators throughout the years. Most recently, in December 2011 and early 2012, Telcel entered into mobile termination agreements with various other operators, including Telmex, pursuant to which mobile termination rates charged by Telcel are gradually reduced during the next four years. The reduction agreed to with Telmex and other operators takes as a reference the rate determined by Cofetel for 2011 (Ps.$0.3912) in a series of interconnection disputes between certain fixed line operators and Telcel, and applies a gradual reduction to such rate in order to reach an interconnection rate of Ps.$0.3094 in 2014. The parties also agreed that starting in 2011 mobile termination rates would be measured on a “per second” basis, meaning that the rates would be determined by adding the total seconds of all completed calls and rounding up to the next minute, rather than by rounding each call up to the next minute, before calculating the total use of the network. This change in the measurement of interconnection effectively reduces the nominal rate from Ps.$0.3912 to Ps.$0.3034 for 2011 and from Ps.$0.3094 to Ps.$0.2400 for 2014. For some periods, however, we have been unable to reach agreement on fees with some operators, and operators that are unable to agree have sought the intervention of Cofetel to establish interconnection fees. Cofetel and the SCT have issued resolutions regarding the calculation of total use of the network that are different from those we had agreed on with other operators. We have challenged these resolutions in court, and such challenges are in different stages. In January 2012, the Supreme Court of Justice ruled that Cofetel has exclusive authority over termination rates matters. Therefore, the SCT may not review resolutions issued by Cofetel. However, the Supreme Court of Justice’s full ruling has not yet been notified to

Telcel and, therefore, we cannot estimate what its impact will be. Our interconnection agreements with each operator require us to offer that operator the best rates we offer to other operators in similar conditions and, as a result, if a single operator obtains a more favorable rate through a final, non-appealable resolution or decision from Cofetel or the courts, we may be required to offer that same rate to other operators even though we have previously agreed with them on different, higher rates. Moreover, prior to 2011, our challenges to such resolutions could be accompanied by an injunction suspending the application of the mobile termination rates set by the resolutions, but following a recent Mexican Supreme Court of Justice decision, such injunctions may no longer be granted. Accordingly, all operators may elect to pay Telcel the lower interconnection rates set by the resolutions, even if there is no final, non-appealable resolution.

We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern certain operators, if those matters are resolved adversely to us, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide to these operators as of the date of such final, non-appealable resolution or decision. This could materially reduce Telcel’s mobile termination revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among dissenting operators and Telcel for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such dissenting operator, in respect of time periods from 2005 to 2011. See Note 17 to our audited consolidated financial statements included in this annual report.

February 2009 Interconnection and Interoperability Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (the “Plan”) that addresses the technical, economic and legal conditions of interconnection and establishes additional obligations on telephone services providers, including Telcel, Telmex and Telnor. With respect to mobile termination fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to set fees, which could override the existing fee agreements among service providers. Telcel believes that the implementation of the Plan will result in asymmetrical and discriminatory treatment for those service providers that, in Cofetel’s opinion, have the highest number of user accesses, and that it will also subject these service providers to specific technical and legal requirements and different economic, technical and legal conditions than the other service providers, such as the disaggregation of network components. Accordingly, Telcel, Telmex and Telnor have challenged the Plan. Telnor obtained a favorable resolution against the Plan and Telcel and Telmex’s challenges are pending as of the date of this annual report. We are unable to predict the competitive and financial effects that might result if those challenges are resolved against us and the Plan is implemented, though they could materially reduce our revenues in future periods.

Mobile Telephone National User Registry

In February 2009, the Federal Telecommunications Law was amended in order to create the Mobile Telephone National User Registry (Registro Nacional de Usuarios de Telefónia Móvil, or “RENAUT”). Under the amendment, mobile operators must maintain a registry including the identity of all their subscribers and a ledger of all communications made by each user’s line as well as provide to the relevant authorities information obtained. Among other provisions, the amendment provides that users who purchased a mobile line after April 10, 2009 (the date on which the amendment became effective), could not use it until they register their line with the RENAUT and that existing users as of the date on which the amendment became effective had a one-year term to register the mobile telephone line. Consequently, lines that were not registered as of April 10, 2010 were to be suspended without reactivation right.

Notwithstanding the foregoing and solely for purposes of protecting its subscribers from the suspension ordered by the amendment, Telcel began a judicial proceeding (juicio de amparo) against certain provisions of the Federal Telecommunications Law. The enforceability of the relevant provisions of the amendment has been stayed by a court order, and final resolution of this matter is still pending.

On April 18, 2012, the Mexican Congress amended several laws to derogate the RENAUT’s obligation to maintain a registry including the identity of all of an operator’s subscribers. However, certain obligations of the RENAUT, including, among others, those relating to the maintenance of a ledger of all communications made by each user’s line, remained in place, and additional security obligations, including, among others the provision of the geographic location of mobile handsets, blocking of lines and handsets in the event of loss or theft, the exchange of handsets identification numbers (IMEI) among operators to prevent activation by any operator and collaboration with the authorities to prevent calls to prisons, were implemented.

Consolidation of Local Service Areas

In 2005, Cofetel issued guidelines regarding the consolidation of local service areas. In 2006, Telmex filed an administrative proceeding with Cofetel seeking review of said guidelines. Such motion was denied. Telmex appealed the denial, and that appeal is currently pending. However, if Telmex’s challenge to the guidelines is ultimately unsuccessful, Cofetel may issue additional resolutions ordering consolidation of local service areas, including with respect to those that were declared null and void. We are unable to predict the competitive and financial effects that might result if the challenge to the guidelines is resolved against us or what regulatory steps Cofetel might take, though they could materially reduce Telmex’s long-distance revenues in future periods.

Class Actions

In March 2012, a series of legal amendments allowing class actions seeking compensation became effective. These class actions may arise from antitrust, consumer, data and privacy protection issues, as well as administrative, criminal and environmental violations, and may be filed by the competent authorities or the affected groups. Recently, Telcel has been notified that some class actions have been initiated against it. However, we currently do not have enough information to determine if these class actions could have an adverse effect on our business and results of operations if they are resolved against us.

Profeco filed a class action in Mexican courts on behalf of customers who filed complaints before it alleging deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. If the action is resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Brazil

Legislation and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary regulator of our Brazilian subsidiaries is Anatel, which has the authority to grant concessions and licenses for all telecommunications services, except for broadcasting services, and to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public consultation, which may include public hearings. Anatel’s resolutions may ultimately be challenged in Brazilian courts.

Taxes and duties on telecommunications services

The principal tax imposed on telecommunications services is a state-level value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26% nationwide.

The principal federal taxes collected on gross revenues include:

•	Programa de Integração Social (“PIS”). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services.

•	Contribuição para Financiamento da Seguridade Social (“COFINS”). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services.

The principal taxes collected on net revenues include:

•

Fundo de Universalização dos Serviços de Telecomunicações (“FUST”) and Fundo para o Desenvolvimento Tecnologico das Telecomunicações (“FUNTTEL”). These taxes are applied at a rate of 1% and 0.5% of net revenues, respectively.

•	Fundo de Fiscalização das Telecomunicações (“FISTEL”). This tax aims to provide resources to cover inspection expenditures of telecommunication services.

Rates

Anatel regulates rates for telecommunications services.

PCS Licenses Rates

In general, PCS licensees are authorized to increase basic plan rates only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year) and on an annual basis. However, operators are allowed to create non-basic plans (known as alternative plans) and modify them without prior Anatel approval if prior notice is given. Discounts from existing service plans, both basic and non-basic, are allowed without Anatel approval.

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

The rate structure for domestic long-distance calls is established by Anatel and is uniform throughout Brazil. There are currently 16 domestic long-distance rates, based on combinations of four distance categories and four day/time categories. Embratel sets its basic domestic long-distance rates each year based primarily on the rate adjustment mechanism Anatel imposes on all operators. Rates charged for outgoing international calls vary depending on the time of the day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used. While these long-distance rates apply to basic plan customers, Embratel has a variety of promotional and customer retention programs that enable many of its customers to obtain long-distance packages that may include lower rates or subscription fees.

In addition, in 2011 Anatel approved the Standard of Freedom of Tariff Regulations to Fixed International Long Distance (Norma Para Implantação e Acompanhamento de Liberdade Tarifária no Serviço Telefônico Fixo Comutado Destinado ao Uso Público em Geral, Modalidade Longa Distância Internaciona) pursuant to which Embratel may, prior to December 2015, change the rate structure for international long distance calls once a year, provided that the average rate is equal to or smaller than the one of its previous structure. After December 2015, Embratel may freely charge any rate it deems appropriate provided it gives Anatel and the public prior notice.

The majority of Embratel’s long-distance voice services customers are not “pre-subscribed.” In other words, customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile phone, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

Embratel also provides local telephony services. Rates charged for local calls vary by product and can be created by Embratel without prior Anatel approval. Discounts from existing service plans, both basic and non-basic, are allowed without prior Anatel approval if prior notice is given.

Data Services Rates

Data transmission rates are not regulated.

Co-location

Co-location allows a party requesting interconnection to place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by operators. Current regulations require operators to permit co-location of network elements and services, but do not specify which network elements and services are to be co-located or how co-location should occur.

General Regulatory Plan

Anatel approved the General Regulatory Plan (Plano Geral de Atualização da Regulamentação, or “PGR”) in October 2008 to serve as a framework to develop public telecommunications policies for a period of ten years. The PGR included Anatel’s plans to regulate Mobile Virtual Network Operators (“MVNO”) practices, expand broadband services to rural and low-income areas and implement rules related to fixed incumbents infrastructure usage within the next two years and implement a revision of the rules related to the size of the areas where the service is considered to be local. Anatel published the MVNO regulation in November 2010. The primary goal of MVNO regulation is to increase competition in the mobile industry by allowing existing operators and new companies to target specific market segments or geographical regions more efficiently.

General Plan of Awards

A General Plan of Awards (Plano Geral de Outorgas, or “PGO”) was adopted in November 2008. The PGO established rules concerning the geographic division of the country and the acquisition of new licenses to enhance competition in the fixed switch telephony service market. The PGO also loosened restrictions on the transfer of concessions for long-distance and local services.

Pay TV Legal Framework

In September 2011, the Brazilian Congress approved a new legal framework applicable to all Pay TV operators in Brazil regardless of the technology used in providing Pay TV services. Under the previous framework, different laws governed the terms and conditions pursuant to which operators provided their Pay TV services depending on the technology they used. The new framework, among other things, allows new entrants to the Pay TV market, including telephone companies; permits existing Pay TV operators to migrate to the new regulations even though their current license contracts are still in full force and effect; establishes that no license renewal requests, transfer of control requests, or changes in corporate structure requests will be granted unless existing Pay TV operators convert their old licenses to new licenses governed by the new legal framework; establishes Brazilian content quotas; and requires operators to provide free access to certain local and municipal channels. Anatel issued the main regulations regarding the new legal framework in March 2012.

Concessions

Our Brazilian wireless subsidiaries hold authorizations to provide services under the PCS regime in the 850 Mhz, 900 MHz, 1,800 MHz, 1,900 MHz and 2,100 MHz spectrum. Our subsidiaries expect to continue to acquire spectrum as Anatel conducts additional auctions.

The following table sets forth the regions in Brazil in which our subsidiaries hold authorizations to provide wireless services, as well as the termination dates of such authorizations:

Regions in Brazil	Termination Dates
	850 MHz	900 MHz	1800 and 1900 MHz	3G
Bahia	—	December 2017	December 2017	April 2023
Sergipe	—	December 2017	December 2017	April 2023
Alagoas	August 2012	August 2012	August 2012	April 2023
Ceara	August 2012	August 2012	August 2012	April 2023
Piauí	August 2012	August 2012	August 2012	April 2023
Pernambuco	August 2012	August 2012	August 2012	April 2023
Rio Grande do Norte	August 2012	August 2012	August 2012	April 2023
Paraná	—	December 2017	December 2017	April 2023
Paraná (Norte)	—	December 2022	December 2022	April 2023
Santa Catarina	—	December 2017	December 2017	April 2023
Rio de Janeiro	April 2013	April 2013	April 2013	April 2023
Espírito Santo	April 2013	April 2013	April 2013	April 2023
Rio Grande do Sul	April 2013	April 2013	April 2013	April 2023
São Paulo - Capital	August 2012	August 2012	July 2012	April 2023
São Paulo - Interior	March 2013	March 2013	March 2013	April 2023
Minas Gerais	—	April 2020	April 2020	April 2023
Minas Gerais (Triângulo Mineiro)	—	—	—	April 2023
Amazonas	—	—	December 2022	April 2023
Maranhão	—	—	December 2022	April 2023
Roraima	—	—	December 2022	April 2023
Amapá	—	—	December 2022	April 2023
Pará	—	—	December 2022	April 2023
Distrito Federal	July 2012	July 2012	July 2012	April 2023
Mato Grosso do Sul	July 2012	July 2012	July 2012	April 2023
Goiás	July 2012	July 2012	July 2012	April 2023
Tocantins	July 2012	July 2012	July 2012	April 2023
Mato Grosso	July 2012	July 2012	July 2012	April 2023
Rondônia	July 2012	July 2012	July 2012	April 2023
Acre	July 2012	July 2012	July 2012	April 2023

Other Licenses

Embratel holds a domestic long-distance concession and an international long-distance concession that were granted on December 22, 2005 and will expire on December 31, 2025. Anatel’s regulation establishes a possible revision to the terms of such concessions every five years to take into account new conditions and to revise service obligation and quality targets. Additionally, Embratel also holds local voice services, DTH services and Multimedia Communication Service (SCM) authorizations, which allow it to provide data, audio and video services for an indefinite term.

In December 2003, our Brazilian satellite subsidiary Star One was granted authorizations to operate its C-1 and C-2 satellites in the Ku-band frequencies for a 15-year term. In December 2005, Star One renewed for a 15-year term its authorizations to operate its C-1, C-2, B-2, B-3 and B-4 satellites in the C-band frequencies. In 2007, Star One was granted two additional authorizations to operate in the Ku-band frequencies for a 15-year term, including for operation of the C-3 satellite currently under construction. In 2011, Star One was granted authorizations to operate its C-4 and D-1 satellites in the Ka-band and Appendix 30/30A Ku-band frequencies for a 15-year term.

Net Serviços holds three MMDS licenses and 92 cable services licenses, all of which were granted by Anatel between 1994 and 2011 for 15-year terms. The licenses impose certain technical, financial and legal requirements. Following adoption of a new license regime, Net Serviços is currently in the process of migrating its licenses into a single nationwide license with no expiration date.

Renewal

Claro Brasil’s authorizations are valid for 15 years and may be extended for additional 15-year terms. Claro Brasil recently requested renewal of all of its authorizations that expire in 2012 and 2013. Net Serviços’ licenses are valid for 15 years and may be extended for additional 15-year terms.

Concession Fees

Claro Brasil is required to pay a biannual fee equal to 2% of net revenue, except in the final year of the 15-year term of its authorizations, in which the fee equals 1% of net revenue.

Embratel is required to pay a fee every two years during the term of its domestic and international long-distance concessions equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

Expansion, modernization and service quality requirements

Telecommunications providers are subject to universal service requirements and quality targets under their concessions and the General Plan of Quality Goals (“PGMQ”) and General Plan of Telephony Universalization Goals (“PGMU”). The PGMQ sets forth a series of service quality obligations that are incorporated into the concessions. Failure to fulfill quality of service obligations can lead to the imposition of fines and penalties by Anatel. There are a variety of external factors that may impede our ability to fulfill those obligations. For example, because our network connects with those of regional fixed-line operators, regional mobile operators and foreign operators, the quality of service we provide may also be significantly affected by the quality of the networks on which calls originate or terminate.

Anatel began a process of public consultation in 2009 to revise the terms of Embratel’s long distance services concessions, as well as the PGMQ and the PGMU. In April 2011, Anatel revised the terms of the concessions, and in June 2011 the Brazilian Government published Decree 7512/11, approving the new PGMU. Neither set of regulations imposes significant new obligations on Embratel. The revision of the PGMQ is still in progress.

In October 2011, Anatel published regulations concerning PCS and SCM quality. The regulations include new service quality standards for broadband services that will require all providers to adjust the products and services they offer. In addition, they require that an independent third party company designated by all broadband service providers—fixed and wireless—review these service quality standards.

Wireless Interconnection Fees

Since 2005, mobile termination rates in Brazil are negotiated by operators, subject to the provision that any wireless operator offer to all fixed line and wireless operators the best rates it offers to any fixed line operator. As such, we have entered into mobile termination agreements with other operators throughout the years. However, our Brazilian subsidiaries have not always been able to reach agreements on the mobile termination rates with certain operators. Operators that are unable to agree on mobile termination rates have sought the intervention of Anatel to set them or requested the intervention of the Economic Defense Department, alleging that the rates were collusively agreed-on by major operators to effect a price squeeze on smaller operators. We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any adverse resolution of these proceedings could be complex and difficult to predict, but if the rates determined are different from the ones Claro Brasil has agreed to with most operators, Claro Brasil may suffer a financial impact.

In 2005, Anatel defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has proposed that an economic group with more than 20% of market share will be considered to have significant market power for this purpose. Under this proposal, Claro Brasil would be an economic group with significant market power. Anatel has not published all of the applicable regulations, but in 2010 the International Telecommunications Union and Anatel commenced the auction process to select the consulting firm that is going to analyze and implement the cost-based methodology that is expected to take effect in 2012. When these methods are ultimately implemented and if Claro Brasil is deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

Pending implementation of the cost-based methodology, Anatel published a transitory regulation that imposes a reduction of interconnection fees that will have a negative financial impact on Claro Brasil, although it is unclear what its financial impact will be on Embratel. This regulation came into effect in the first quarter of 2012.

Fixed Line Interconnection Fees

Fixed line operators may freely negotiate interconnection rates, subject to a price cap established by Anatel. However, if an operator offers an interconnection fee below the price cap to another operator, it must offer the same price to any other operator that requests it.

Southern Cone

Argentina

The main telecommunications regulatory authorities in Argentina are the Communications Ministry (Secretaría de Comunicaciones) and the National Communications Commission (Comisión Nacional de Comunicaciones), both of which are under the authority of the Ministry of Federal Planning, Public Investment and Services of the National Government.

AMX Argentina holds licenses covering the entire Argentine territory. These licenses contain coverage, reporting and service requirements, but do not have a fixed expiration date. The Communications Ministry is in charge of supervising the telecommunications industry in Argentina and is authorized to foreclose and sell the shares of a licensee in case of specified breaches of the terms of a license.

During 2010, the Communications Ministry issued Resolution 98/2010 setting rules for the implementation of number portability, which began in March 2012.

In the second half of 2006, Telmex Argentina began renegotiating the conditions of its interconnection contracts with the incumbent operators in Argentina, Telefónica de Argentina S.A. and Telecom Argentina S.A. These contracts regulate the terms and conditions of interconnection for local and domestic and international long-distance telephony between telecommunications operators. In 2010, as a result of an inability to reach an agreement with the incumbent operators, Telmex Argentina made a request to the Communications Ministry to make a determination as to interconnection rates. However, in December 2011, Telmex Argentina was able to reach an agreement with Telecom Argentina S.A. and, consequently, we voluntarily terminated the regulatory proceeding before the Communications Ministry with respect to such operator.

Pursuant to Decree 558/08 all telecommunications providers, including AMX Argentina and Telmex Argentina, must contribute 1% of their monthly revenues, determined after certain deductions, to the Universal Fund (Fondo Fiduciario del Servicio Universal) to finance the provision of telecommunication services in underserved areas and to underserved persons.

Chile

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications.

Claro Chile holds a concession covering the entire Chilean territory. The concession was granted in June 1997 and covers a 30-year period. The concession imposes coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to foreclose any concessionaire in case of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 MHz within the 850 MHz frequency that permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

Our subsidiaries have the right to use licenses to provide local fixed and wireless service through the 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country, domestic and international long-distance service, data services, Internet access, pay television services and value-added services.

Mobile number portability regulation began on January 16, 2012. Fixed number portability, which is being implemented in phases through 2012, began in certain areas.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AMX Paraguay holds a nationwide PCS license to operate in the 1900 MHz frequency spectrum for a five-year term starting on January 26, 2009. AMX Paraguay also holds an Internet Access license covering the entire territory for a five-year period starting on December 19, 2007. In November 2010, AMX Paraguay received license for a five-year term to provide DTH services and in August 2011, AMX Paraguay received a license to provide cable TV services for a ten-year term. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. In December 2010, the National Telecommunications Commission of Paraguay approved the regulation for number portability, which is expected to be implemented during the fourth quarter of 2012.

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladorada de Servicios de Comunicaciónes) is in charge of supervising the telecommunications industry in Uruguay. In June 2004, we acquired a 20-year license to operate three broadband PCS frequencies in Uruguay.

Colombia

The Colombian Ministry of Information and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones, or “Ministry of Communications”) and the Colombian Communications Regulation Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for regulating and overseeing the telecommunications sector, including wireless operations. In addition, the main telecommunications regulatory authority in Colombia with respect to Pay TV is the National Television Agency (Agencia Nacional de Televisión). The Ministry of Communications, which granted our cellular concessions in 1994, supervises and audits the performances of the concessionaires’ legal and contractual obligations. The activities of Comcel and Telmex Colombia are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

In September 2009, the CRC issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. In September 2011, the CRC opened an administrative action to impose new regulatory measures on Comcel because of its dominant position in the outgoing mobile services market. The regulation that the CRC is analyzing includes proposals to impose asymmetric access charges, to determine lower off net rates and to establish an obligation that all plans Comcel offers allow our competitors to match or compete with them. Comcel challenged the proposed regulations and filed with the CRC a request for recusal of one of its commissioners on the grounds that the commissioner had previously worked as consultant for the telecommunications companies that drafted and requested the imposition of the regulations. The CRC in turn asked the National Bureau (Procuraduría General de la Nación) to determine whether such request for recusal should be granted. Pending resolution of Comcel’s request for recusal, which has now been transferred to the Ministry of Communications, Comcel’s challenge to the proposed regulations has been suspended. The competitive and financial effects of any regulatory measures could be complex and difficult to predict, although they could materially reduce Comcel’s revenues in future periods.

Comcel holds ten-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern, western and Caribbean regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an amendment to the concession entered into in March 2004, the Ministry of Communications agreed to renew Comcel’s concessions through 2014.

Andean Region

Ecuador

Our wireless and fixed line operations are subject to regulation by:

•	the National Telecommunications Council (Consejo Nacional de Telecomunicaciones), which is responsible for policy-making in the telecommunications area;

•

the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones, or “Senatel”), which is responsible for executing the National Telecommunications Council’s resolutions and managing and assigning licenses to use the radioelectric spectrum for the provision of telecommunications services;

•	the Telecommunications Superintendencia (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions; and

•

Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is the leading government agency responsible for the technology industry’s development and the promotion of equal access to telecommunications services.

In 2008, Conecel renewed its concessions to operate 25 MHz on the 850MHz radio spectrum and 10 MHz on the 1900 MHz (Sub Band E-E) radio spectrum. This included a concession for PCS services that expires in August 2023. The renewal of PCS concession allows us to provide 3G services and contains stricter quality of service requirements for, among other things, the number of successful call completions, average delivery time of SMS services, average time it takes an operator to deal with all aspects of a customer call, geographic coverage and service conditions. In 2011, Conecel renewed its license to provide Internet value added services, and that license expires in 2021. In 2002, Conecel obtained a license to provide carrier services, and that license expires in 2017.

Ecuador Telecom holds a concession to offer wireless and fixed-line voice, public telephony and domestic and international long-distance carrier services, as well as a license to use the 3.5 GHz frequency band that expires in May 2017 and a Pay TV license that expires in 2018.

Peru

The main telecommunications regulatory authorities in Peru are the Supervising Entity of Private Investment in Telecommunications of Peru (Organismo Supervisor de Inversión Privada en Telecomunicaciones del Perú—OSIPTEL) and the Ministry of Transportation and Communications (Ministerio de Transportación y Comunicaciones).

América Móvil Perú holds concessions to provide mobile, PCS, fixed-line, local carrier, domestic and international long-distance, public telephony and value added services (including Internet access) covering all regions in Peru. The concessions were awarded between May 2000 and June 2008. Telmex Perú holds nationwide concessions to provide fixed, local carrier, domestic and international long distance, public telephony, Pay TV services through DTH and HFC technology and value added services (including Internet access). The concessions were awarded between May 1999 and December 2007. In 2006, Telmex Perú acquired concessions to provide wireless access services in the 3.5 GHz band in Lima and eight provinces in Peru. Each of the concessions was awarded by the Ministry of Transportation and Communications, and covers a 20-year period. The concessions contain coverage, reporting and service requirements. The Ministry of Transportation and Communications is authorized to cancel any of the concessions in case of specified breaches of its terms.

Mobile number portability was implemented in January 2010, and during 2010 and 2011, transfer requests from other wireless operators to América Móvil Perú represented 72.4% of total portability requests.

Central America

Costa Rica

Claro Costa Rica’s business is subject to comprehensive regulation and oversight by the Superintendency of Telecommunications (Superintendencia de Telecomunicaciones, or “SUTEL”) and by the Ministry of Environment, Energy and Telecommunications (Ministerio de Ambiente, Energía y Telecomunicaciones). Claro holds a concession in the 1800 MHz and 2100 MHz bands to operate its cellular network.

El Salvador

CTE’s business is subject to comprehensive regulation and oversight by the Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones). CTE holds a concession from the Salvadorean government to operate its nationwide fixed-line network and CTE Telecom Personal holds a nationwide PCS 1900 MHz concession to operate its cellular network.

Guatemala

Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). Beginning in May 2006, Telgua’s business is subject to regulation under certain dispositions of the free trade agreement among the Dominican Republic, Central American countries, including Guatemala, and the United States. Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network in the 900 MHz and 1900 MHz frequencies nationwide.

Nicaragua

Enitel’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicios Postales).

Honduras

Sercom Honduras and Amov Telecom’s businesses are subject to comprehensive regulation and oversight by the Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Panama

Claro Panamá’s business is subject to comprehensive regulation and oversight by the National Authority of Public Services (Autoridad Nacional de Servicios Públicos).

Claro Panamá has a license for the provision of mobile voice, data and video services in Panama. The license grants the right to use 30 MHz in the 1900 MHz band for a 20-year period. Claro Panamá also holds Pay TV, international long distance, fixed line voice and added value added services licenses.

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

Puerto Rico

The FCC and the Telecommunications Regulatory Board of Puerto Rico oversee and regulate the telecommunications industry in Puerto Rico. Our Puerto Rican subsidiaries hold concessions to provide telecommunication services, including local exchange and long-distance services in Puerto Rico, long-distance interstate and international services, roaming services and Pay TV services, that contain coverage, reporting and service requirements. The FCC has the authority to cancel the concessions in the event of specified breaches of their terms.

CAPITAL EXPENDITURES

The following table sets forth our consolidated capital expenditures by segment for each year in the three-year period ended December 31, 2011. The table below includes capital expenditures on property, plant and equipment and on acquisitions or renewals of licenses. See “Liquidity and Capital Resources—Funding Requirements” under Item 5.

	Year ended December 31,(1)
	2009	2010	2011
	(millions of Mexican pesos)
Mexico Wireless	Ps. 8,254	Ps. 8,179	Ps. 8,487
Mexico Fixed	9,676	9,460	17,411
Brazil	25,039	30,890	40,614
Southern Cone	7,312	9,709	21,390
Colombia	10,588	6,879	11,185
Andean Region	4,672	3,709	6,123
Central America	7,001	6,838	9,710
United States	462	435	381
Caribbean	6,826	5,841	5,885

Total capital expenditures	Ps. 79,830	Ps. 81,942	Ps. 121,186

(1)	Figures reflect amounts accrued for each period.

We have budgeted capital expenditures of approximately U.S.$8.9 billion for the year ending December 31, 2012, but this budgeted amount could change as we re-evaluate our expenditure needs during the year. We expect to spend approximately one-third of our budgeted capital expenditures in Brazil and approximately one-fifth in Mexico. Our capital expenditures could increase if we obtain regulatory authorization to offer television and audio services in Mexico, or as a result of any business acquisitions. Our historical and budgeted capital expenditures discussed above do not include expenditures on acquisitions.

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

Changes in IFRS

Note 3 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that have been published in 2011. These accounting pronouncements were not effective as of December 31, 2011 and have not been reflected in the presentation of our financial statements included in this annual report. We are still evaluating the impact that these pronouncements may have on our consolidated financial statements. Among other modifications to existing IFRS is the recognition of changes in the defined benefit obligation and plan assets for employee benefits when they occur, eliminating the corridor approach. The modifications require retrospective application, subject to certain exceptions. Accordingly the initial application will require us to recognize unamortized actuarial losses, which are described in Note 12 to our audited consolidated financial statements, in “Accumulated other comprehensive income items” in equity.

Acquisitions of Additional Interests in Telmex

In November 2011, we concluded the TMX Tender Offer. As a result of the TMX Tender Offer, we, directly and indirectly, owned 93% of the shares representing the capital stock of Telmex. Following the TMX Tender Offer, we purchased additional equity of Telmex, which increased our direct and indirect ownership of Telmex to 97.2% as of the date of this annual report.

These transactions have been accounted for as purchases of non-controlling interests in a consolidated subsidiary as of the respective dates of acquisition.

Investment in Net Serviços

As of March 31, 2012, we owned, directly and indirectly through our Brazilian subsidiaries, 87.5% of the total equity, including 77.6% of the voting equity, of Net Serviços, which provides Pay TV services in Brazil. However, we did not acquire control of a majority of the voting equity of Net Serviços until March 2012 and, accordingly, we accounted for Net Serviços on the equity method in the consolidated financial statements included in this annual report.

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such measures are:

ARPU—average revenues per subscriber per month. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the average number of wireless subscribers for such period. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per subscriber per month. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

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

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded net foreign exchange losses of Ps. 22.4 billion in 2011. We recorded net foreign exchange gains of Ps. 5.6 billion in 2010 and Ps. 13.4 billion in 2009. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency risk exposures. We recognized net fair value gains on derivatives of Ps. 10.9 billion in 2011. We recognized net fair value losses on derivatives of Ps. 9.1 billion in 2010 and Ps. 8.6 billion in 2009. See Note 11 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico, Brazil, Chile, Peru, Ecuador and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

Composition of Operating Revenues

Our operating revenues consist of voice mobile revenues (42.4% of total operating revenues in 2011), voice fixed revenues (20.9% in 2011), data mobile revenues (15.4% in 2011), data fixed revenues (10.8% in 2011), Pay

TV revenues (2.5% in 2011) and other services and discounts (8.0% in 2011). Other services include revenues from selling handsets and other equipment, as well as other miscellaneous revenue. Revenues from other services also reflect deductions for commissions paid to our distributors.

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

Other services and discounts include sales revenues from selling handsets and other equipment and revenues from other businesses, such as yellow pages, call center services and publishing, offset by the commissions paid to distributors. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales because it also takes into account the service revenues that are expected to result when the handset is used.

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

General Trends Affecting Operating Results

We have experienced continuing growth in our operating revenues in most of our markets, except for fixed voice services. The main drivers of increased revenues in 2011 were Pay TV services and increased use of wireless voice and data services, especially in our Brazil, Southern Cone and Andean Region segments. The main drivers of increased revenues in 2010 were wireless subscriber growth, especially in postpaid wireless plans, and increased use of both wireless and fixed data services. This has been partly offset by declining prices for many services under highly competitive market conditions and by declining interconnection rates. Subscriber acquisition costs, including advertising, handset subsidies and selling expenses, continue to increase. Operating costs have also increased as a result of many factors including the increased cost of content for our Pay TV and wireless data services, physical and telephone customer service centers and energy, as well as the growing size and complexity of our networks. Our operating margin, which depends on the balance between subscriber growth, increasing usage, pricing and higher costs, decreased slightly in 2011.

Consolidated Results of Operations for 2011 and 2010

Operating Revenues

Operating revenues increased by 9.5% in 2011. The Ps. 57.4 billion total increase was primarily attributable to increases in revenues from our Pay TV and wireless voice and data services, slightly offset by a decrease in revenues from our fixed-line voice operations. Without taking into account other services and discounts, our operating revenues increased by 9.2% in 2011.

Voice Mobile—Voice mobile revenues increased by 5.2% in 2011. The Ps. 13.9 billion total increase was principally due to an increase in traffic, which resulted in increased airtime and monthly charges.

Voice Fixed—Voice fixed revenues decreased by 0.7% in 2011. The total decrease of Ps. 1.0 billion in voice fixed revenues was principally due to decreases in the price of our services and long distance traffic, as well as to lower interconnection rates.

Data Mobile—Data mobile revenues increased by 32.8% in 2011. The total increase of Ps. 25.2 billion in data mobile revenues was principally due to increased use of value-added services, including SMS messaging and web browsing.

Data Fixed—Data fixed revenues increased by 9.1% in 2011. The total increase of Ps. 6.0 billion in data fixed revenues was principally due to residential and corporate subscriber growth.

Pay TV—Pay TV revenues increased by 78.8% in 2011. The total increase of Ps. 7.5 billion in Pay TV revenues was principally due to subscriber growth in our Brazilian operations and, to a lesser extent, in our Central America and Caribbean segments.

Other Services and Discounts—Revenues from other services and discounts increased by 12.3% in 2011. The total increase of Ps. 5.8 billion primarily reflects sales of handsets, accessories and computers, partially offset by an increase of Ps. 2.6 billion in commissions paid to distributors.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 43.7% of operating revenues in 2011 and 41.7% of operating revenues in 2010. In absolute terms, cost of sales and services increased by 14.8% in 2011. This increase was greater than the 9.5% growth in operating revenues during the same period.

Cost of sales was Ps. 95.1 billion in 2011 and Ps. 85.5 billion in 2010 and primarily represents the cost of handsets, accessories and computers sold to costumers. Costs of handsets, accessories and computers increased by 11.1% in 2011.

Cost of services was Ps. 195.5 billion in 2011 and Ps. 167.9 billion in 2010. The 16.6% increase in 2011 was greater than the growth in service revenues, which increased by 9.4%. Cost of services increased faster than service revenues primarily due to increased costs of acquiring content, such as game, applications and music for our mobile services and programming for our Pay TV services; increased costs of purchasing capacity from other providers for our U.S. operations; higher indirect taxes, primarily in Brazil, Colombia and Ecuador; and increased costs related to the installation of equipment for Ciudad Segura, a video surveillance program offered by Telmex to the government of Mexico City.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.4% of operating revenues in 2011 and 17.7% of operating revenues in 2010. On an absolute basis, commercial administrative and general expenses increased by 14.0% in 2011. The increase in commercial, administrative and general expenses in 2011 principally reflects higher subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising campaigns in Brazil, Mexico and Colombia; higher customer service costs related to increases in the number of physical and telephone customer service centers to permit us to provide better customer care and quality of service and increased seasonal promotions; and telemarketing costs, such as temporary hiring of employees and production of marketing materials, which benefitted from less supplier support than in the prior year.

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

Other expense, net—In 2011, we recorded net other expense of Ps. 3.2 billion, compared to net other expense of Ps. 3.6 billion in 2010.

Depreciation and amortization—Depreciation and amortization increased by 3.2% (or Ps. 2.9 billion) in 2011. As a percentage of revenues, depreciation and amortization decreased from 15.0% in 2010 to 14.1% in 2011. The decrease in depreciation and amortization in 2011 principally reflects the shortening of the useful lives of certain equipment in Colombia and certain write-offs in Guatemala related to our CDMA network there in 2010.

Operating Income

Operating income increased by 1.6% in 2011, reflecting the increase in our operating revenues. Operating margin (operating income as a percentage of operating revenues) was 23.3% in 2011 and 25.1% in 2010. The decrease in our operating margin in 2011 is due principally to higher subscriber acquisition, network maintenance and customer service costs.

Interest income

Interest income increased by 42.7% in 2011. The total increase of Ps. 2.1 billion in interest income is principally due to higher cash balances.

Interest expense

Interest expense increased by 20.3% in 2011. The total increase of Ps. 3.5 billion in interest expense is principally due to a higher average level of indebtedness.

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net represented a loss of Ps. 22.4 billion in 2011, compared to a gain of Ps. 5.6 billion in 2010. The net foreign exchange loss was primarily attributable to the depreciation of approximately 13% of the Mexican peso against the U.S. dollar, which is the currency in which the overwhelming majority of our indebtedness is denominated.

Valuation of derivatives and other financial items, net

Valuation of derivatives and other financial items, net represented a gain of Ps. 8.2 billion in 2011, compared to a loss of Ps. 12.0 billion in 2010. The gain is principally due to the effects of exchange rate movements on derivative financial instruments we use to hedge our exchange rate exposure and, specifically, to the depreciation of approximately 13% of the Mexican peso against the U.S. dollar in 2011.

Equity interest in net income of associated companies

Our proportionate share of the net income of associates accounted for under the equity method was of Ps. 1.9 billion in 2011 and Ps. 1.7 billion in 2010. The income in 2011 and 2010 reflects principally our share of the income reported by Net Serviços.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 31.4% in 2011 and 26.8% in 2010. The effective rate is higher in 2011 primarily because in 2010 we recognized a high amount of deferred tax benefits arising from tax losses in Brazil following a change in the estimate of their future realization. The statutory rate of Mexican corporate income tax was 30% in 2011 and 2010.

Net Income

We had net income of Ps. 88.1 billion in 2011 and Ps. 98.9 billion in 2010. The decrease in net income in 2011 reflects principally higher financing costs as a result of foreign exchange movements and higher interest expense as a result of increased indebtedness.

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

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net represented a gain of Ps. 5.6 billion in 2010, compared to a gain of Ps. 13.4 billion in 2009. The lower level of net foreign exchange gains was primarily attributable to a lower rate of depreciation of the U.S. dollar against the major currencies in which we operate, particularly the Brazilian real.

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

Equity interest in net income of associated companies

Our proportionate share of the net income of associates accounted for under the equity method was of Ps. 1.7 billion in 2010 and Ps. 2.0 billion in 2009. The income in 2010 and 2009 reflects principally our share of the income reported by Net Serviços.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 26.8% in 2010 and 25.3% in 2009. Our effective rate in 2010 and 2009 includes the recognition of a high amount of deferred tax benefits arising from tax losses in Brazil following a change in the estimate of their future realization. The statutory rate of Mexican corporate income tax was 30% in 2010 and 28% in 2009.

Net Income

We had net income of Ps. 98.9 billion in 2010 and Ps. 106.9 billion in 2009. The decrease in net income in 2010 reflects principally lower levels of exchange gains in 2010.

Segment Results of Operations

We discuss below the operating results of each operating segment. Note 2(b)(i) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year for the periods indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit
	2009	2010	% Change	2011	% Change
Guatemalan quetzal	1.6580	1.5680	(5.4)%	1.5944	1.7%
U.S. dollar	13.5130	12.6371	(6.5)	12.4210	(1.7)
Brazilian real	6.8248	7.1828	5.2	7.4135	3.2
Colombian peso	0.0063	0.0067	6.3	0.0067	0.0
Argentine peso	3.6311	3.2309	(11.0)	3.0055	(7.0)
Dominican peso	0.3759	0.3426	(8.9)	0.3258	(4.9)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2009
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 146,095	26.0%	Ps. 72,995	49.1%
Mexico Fixed	118,348	21.1	32,505	21.8
Brazil	140,676	25.1	15,489	10.4
Southern Cone	39,822	7.1	4,917	3.3
Colombia	42,360	7.5	11,541	7.8
Andean Region	26,844	4.8	6,416	4.3
Central America	18,053	3.2	624	0.4
United States	22,655	4.0	797	0.5
Caribbean	28,210	5.0	4,085	2.7
Eliminations	(21,808)	(3.9)	(557)	(0.4)
Total	Ps. 561,255	100.0%	Ps. 148,812	100.0%

	Year ended December 31, 2010
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 157,555	25.9%	Ps. 76,090	50.0%
Mexico Fixed	114,080	18.8	27,992	18.4
Brazil	154,309	25.4	13,843	9.1
Southern Cone	43,466	7.2	7,531	4.9
Colombia	48,666	8.0	13,487	8.9
Andean Region	29,484	4.9	9,077	6.0
Central America	17,408	2.8	(194)	(0.1)
United States	35,562	5.9	1,617	1.1
Caribbean	26,993	4.4	3,304	2.2
Eliminations	(19,667)	(3.2)	(426)	(0.3)

Total	Ps. 607,856	100.0%	Ps. 152,321	100.0%

	Year ended December 31, 2011
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 161,616	24.3%	Ps. 76,004	49.1%
Mexico Fixed	111,924	16.8	26,582	17.2
Brazil	170,619	25.6	9,451	6.1
Southern Cone	50,219	7.5	8,608	5.6
Colombia	58,705	8.8	19,451	12.6
Andean Region	33,921	5.1	11,201	7.2
Central America	18,959	2.8	(57)	(0.1)
United States	47,419	7.1	817	0.5
Caribbean	26,533	4.0	2,556	1.7
Eliminations	(14,613)	(2.0)	162	0.1

Total	Ps. 665,302	100.0%	Ps. 154,775	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our operating segments, first by comparing results for 2011 and 2010, and then by comparing results for 2010 and 2009. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 21 to our audited financial statements, which is prepared in accordance with IFRS. We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income, and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) effects of exchange rate changes, and (c) revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

2011 Compared to 2010

Mexico Wireless

Segment operating revenues increased by 2.6% in 2011. Adjusted segment operating revenues increased by 5.8% in 2011. This increase was primarily driven by an increase in data revenues. Wireless voice revenues decreased by 1.3% in 2011, reflecting primarily a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume despite growth in revenues from monthly charges and airtime, long distance and roaming services. Wireless data revenues increased by 24.8% in 2011, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce.

In 2011, the number of prepaid wireless subscribers increased by 0.8%, and the number of postpaid wireless subscribers increased by 17.3%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.4% to approximately 65.7 million as of December 31, 2011, which represented a net addition of 1.5 million wireless subscribers.

Average MOUs per subscriber increased by 6.2% in 2011. ARPU decreased by 4.8% in 2011. During 2011, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers) and MOUs and the decrease in ARPU. Reductions in interconnection tariffs and a decline in long distance traffic resulted in lower interconnection revenues in 2011. The wireless churn rate for our Mexican Wireless operations increased from 3.2% in 2010 to 3.7% in 2011, although such increase partly reflects the implementation of a more conservative churn policy.

Segment operating income decreased by 0.1% in 2011. Adjusted segment operating income increased by 3.4%. This increase was primarily driven by the increase in operating revenues. Segment operating margin (operating income as a percentage of operating revenues) was 47.0% in 2011 and 48.3% in 2010. Adjusted segment operating margin was 50.2% in 2011 and 51.4% in 2010. The decrease in adjusted segment operating margin in 2011 is due principally to higher customer service, advertisement and employee profit sharing costs.

Mexico Fixed

Segment operating revenues decreased by 1.9% in 2011. Adjusted segment operating revenues decreased by 2.1%. This decrease is principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues decreased by 7.3% in 2011, reflecting significant reductions in local and long distance traffic and lower interconnection fees. Revenues from broadband and corporate network services increased by 10.9% in 2011, principally due to corporate and residential subscriber growth.

In 2011, the number of fixed voice RGUs in Mexico decreased by 5.0%, and the number of broadband RGUs in Mexico increased by 8.1%, resulting in a decrease in total RGUs in Mexico of 0.8% to approximately 22.8 million as of December 31, 2011. In 2011, long distance minutes increased by 6.6% and interconnection minutes decreased by 0.2%, resulting in an increase in total minutes in Mexico of 2.5%. The fixed voice churn rate increased slightly from 0.9% in 2010 to 1.2% in 2011. The broadband churn rate decreased slightly from 1.6% in 2010 to 1.4% in 2011.

Segment operating income decreased by 5.0% in 2011. Adjusted segment operating income decreased by 14.8%. Segment operating margin was 23.8% in 2011 and 24.6% in 2010. Adjusted segment operating margin was 24.9% in 2011 and 28.6% in 2010. The decrease in adjusted segment operating income and operating margin in 2011 is due principally to higher broadband maintenance and energy costs, increases in our pension obligations to former employees and increased costs related to the installation of equipment for Ciudad Segura.

Brazil

Segment operating revenues increased by 10.6% in 2011. Adjusted segment operating revenues increased by 6.9% in 2011. This increase is due principally to increases in wireless data and Pay TV revenues. Wireless data revenues increased 24.3% in 2011 and fixed data revenues increased 4.0%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 122.6% in 2011 as a result of subscriber growth driven by new commercial packages of Embratel. Wireless and fixed voice revenues increased by 2.4% and 3.2% in 2011.

In 2011, the number of prepaid wireless subscribers increased by 15.3%, and the number of postpaid wireless subscribers increased by 23.7%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 16.9% to approximately 60.4 million as of December 31, 2011. In 2011, the number of fixed voice RGUs increased by 15.4%, the number of broadband RGUs increased by 23.6% and the number of pay TV RGUs increased by 41.6%, resulting in an increase in total RGUs in our Brazil segment of 26.8% to approximately 23.6 million as of December 31, 2011.

Average MOUs per subscriber increased by 4.2% in 2011. The increase in average MOUs during 2011 reflects increased traffic, on net and from other providers, in our network, which was partly due to new commercial plans and promotional packages in Brazil. ARPU decreased by 7.9% in 2011. This decrease during 2011 reflects a decrease in monthly, airtime and interconnection rates that was not offset by an increased data usage.

Segment operating income decreased by 31.7% in 2011. Adjusted segment operating income decreased by 31.9%. Segment operating margin was 5.5% in 2011 and 9.0% in 2010. Adjusted segment operating margin was 4.7% in 2011 and 7.5% in 2010. Adjusted segment operating income and operating margin in 2011 were affected by subscriber acquisition, customer service, call center and energy costs, as well as higher rents for the use of space for our equipment and marketing costs associated with the integration of our various Brazilian brands.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues increased by 15.5% in 2011, reflecting operating revenues increases of 12.0% in Argentina, Paraguay and Uruguay and 25.3% in Chile. Adjusted segment operating revenues increased by 19.2%, reflecting adjusted operating revenues increases of 19.9% in Argentina, Paraguay and Uruguay and 17.3% in Chile. These increases were driven primarily by higher usage of all services and increases in the price of our services, especially in Argentina. For this purpose, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber increased by 9.0% in 2011, primarily due to new promotional packages for prepaid and postpaid services. ARPU increased by 5.3% in Argentina, Paraguay and Uruguay and decreased by 2.3% in Chile. ARPU was positively affected by higher prices and adversely affected by our promotional packages, as well as lower interconnection rates.

Segment operating income increased by 14.3% in 2011, reflecting an increase in operation income of 18.5% in Argentina, Paraguay and Uruguay and an increase in operating loss of 36.3% in Chile. Adjusted segment operating income increased by 10.8%, reflecting an increase in adjusted operating income of 14.7% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss of 30.2% in Chile. Segment operating margin was 17.1% in 2011, reflecting an operating margin of 30.8% in Argentina, Paraguay and Uruguay and -16.6% in Chile. Segment operating income was 17.3% in 2010, reflecting an operating margin of 29.1% in Argentina, Paraguay and Uruguay and -15.2% in Chile. In 2011, adjusted operating margin was 18.0%, reflecting an adjusted operating margin of 32.6% in Argentina, Paraguay and Uruguay and -18.8% in Chile, and in 2010, adjusted operating margin was 19.4%, reflecting an adjusted operating margin of 34.1% in Argentina, Paraguay and Uruguay, and -16.9% in Chile. Adjusted segment operating income in Argentina, Paraguay and Uruguay was negatively affected by customer service costs and inflationary effects on employee salaries, as well as energy and subscriber acquisition costs, though these were offset by higher prices. Adjusted segment operating income in Chile was negatively affected by maintenance, acquisition of satellite capacity and customer service costs, as well as increased concession fees paid to the government resulting from higher revenues.

Colombia

Segment operating revenues increased 20.6% in 2011. This increase partly reflects the appreciation of the Colombian peso against the Mexican peso. Adjusted segment operating revenues increased by 14.5%. This increase reflected principally increases in fixed and wireless data revenues. Fixed and wireless data services increased by 29.0% in 2011, as a result of new promotional packages focused on SMS texting and web browsing. Fixed and wireless voice revenues increased by 7.4% in 2011. Pay TV revenues increased by 4.7% in 2011.

Average MOUs per subscriber increased by 2.5% in 2011. ARPU increased by 2.2% in 2011. The increases in average MOUs and ARPU in 2011 reflected primarily an increase in data usage, as well as increased traffic, on net and from other providers, in our network, partially resulting from the net increase in subscriber growth.

Segment operating income increased by 44.2% in 2011. Adjusted segment operating income increased by 39.4%. Segment operating margin was 33.1% in 2011 and 27.7% in 2010. Adjusted segment operating margin was 34.1% in 2011 and 28.0% in 2010. The increases in adjusted segment operating income and operating margin in 2011 are due principally to efficiencies obtained in network operating and technical personnel costs, which were partly offset by increased costs of network maintenance and content acquisition, especially with respect to Pay TV programming.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 15.0% in 2011, reflecting operating revenues increases of 13.4% in Ecuador and 16.9% in Peru. Adjusted segment operating revenues increased by 14.5%, reflecting adjusted operating revenues increases of 14.2% in Ecuador and 14.8% in Peru. These increases were driven primarily by higher usage of all services.

Average MOUs per subscriber increased by 22.9% in 2011, reflecting principally increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. ARPU increased by 5.3% in Ecuador and decreased by 0.1% in Peru. ARPU in both countries was affected by higher prices from data services and airtime and the elimination of national long distance charges. Revenues from interconnection rates decreased in Ecuador, but increased in Peru.

Segment operating income increased by 23.4% in 2011, reflecting operating income increases of 25.9% in Ecuador and 20.1% in Peru. Adjusted segment operating income increased by 22.6%, reflecting adjusted operating income increases of 18.9% in Ecuador and 27.7% in Peru. Segment operating margin was 33.0% in 2011, reflecting operating margins of 36.9% in Ecuador and 28.9% in Peru. Segment operating margin was 30.8% in 2010, reflecting operating margins of 33.2% in Ecuador and 28.1% in Peru. In 2011, adjusted segment operating margin was 34.4%, reflecting adjusted operating margins of 37.1% in Ecuador, and 31.4% in Peru, and in 2010, adjusted segment operating margin was 32.1%, reflecting adjusted operating margins of 35.7% in Ecuador and 28.3% in Peru. The increase in adjusted segment operating income and operating margin in 2011 was driven by lower subscriber acquisition costs partially offset by increased concession fees, employee profit sharing and network maintenance costs, including installation of new cell towers.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues increased by 8.9% in 2011. Adjusted segment operating revenues increased by 11.3% in 2011. These increases were driven primarily by increases in wireless voice, data, broadband and pay TV services, offset by decreases in fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in El Salvador (our headquarters for this segment) and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 20.9% in 2011, primarily due to new commercial plans for voice and data services. ARPU increased by 1.4%. This increase was primarily attributable to increased usage of our services, and more specifically, of data services in Guatemala, El Salvador, Nicaragua and Honduras and of voice services in Honduras, partly offset by decreased usage of voice services in Guatemala, El Salvador and Nicaragua.

In both periods we recognized a small segment operating loss and a small adjusted segment operating loss. Segment operating margin was -0.3% in 2011 and -1.1% in 2010. Adjusted segment operating margin was -1.3% in 2011 and -3.8% in 2010. In 2011, we replaced our network in Guatemala, resulting in a Ps. 645 million write-off of the book value of the old network.

We acquired Digicel Honduras in November 2011. We also commenced operations in Costa Rica in November 2011.

United States

Segment operating revenues increased by 33.3% in 2011. Adjusted segment operating revenues increased by 35.3% in 2011. This increase reflected principally new commercial plans and promotional packages such as Straight Talk and Safe Link that contributed to the increase in subscriber growth and usage. In 2011, the number of wireless subscribers, all of which are prepaid subscribers, increased by 11.3% to approximately 19.8 million as of December 31, 2011.

Average MOUs per subscriber increased by 61.5% in 2011. ARPU increased by 17.4% in 2011. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages, which offer unlimited usage for a fixed monthly rate.

Segment operating income decreased 49.5% in 2011. Adjusted segment operating income increased by 30.0% in 2011, reflecting the increase in our operating revenues.

Segment operating margin was 1.7% in 2011 and 4.5% in 2010. Adjusted segment operating margin was 8.0% in 2011 and 8.3% in 2010. The decrease in adjusted segment operating margin in 2011 reflects principally higher subscriber acquisition costs, service costs, equipment costs and the increase in purchase of airtime, megabytes and other services from wireless services providers for resale to our customers.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues decreased by 1.7% in 2011. Adjusted segment operating revenues increased by 0.1%. This slight increase driven primarily by increases in wireless data and pay TV services, offset by decreases in wireless and fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 8.3% in 2011, primarily due to more competitive packages for wireless voice services. ARPU increased by 13.2% in 2011. This increase in ARPU was primarily attributable to increased usage of our data and value added services in both countries.

Segment operating income decreased by 22.6% in 2011. Adjusted segment operating income decreased by 21.4% in 2011. Segment operating margin was 9.6% in 2011 and 12.5% in 2010. Adjusted segment operating margin was 9.7% in 2011 and 12.3% in 2010. The decreases in adjusted segment operating income and operating margin in 2011 were driven primarily by increases in costs associated with content acquisition, especially with respect to Pay TV programming, energy, network maintenance, technical personnel and customer service, as well as an increase in accounts considered doubtful relating to services provided to the government of Puerto Rico.

In November 2011, we sold our Jamaican operations to Digicel.

2010 Compared to 2009

Mexico Wireless

Segment operating revenues increased by 7.8% in 2010. Adjusted segment revenues increased by 10.2% in 2010. This increase was primarily driven by an increase in data revenues and voice revenues. Wireless voice revenues increased by 3.2% in 2010, reflecting growth in revenues from monthly charges and airtime, long distance and roaming services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Wireless data revenues increased by 26.8% in 2010, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce.

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

Segment operating income increased by 4.2% in 2010. Adjusted segment operating income increased by 11.8%. Segment operating margin was 48.3% in 2010 and 50.0% in 2009. Adjusted segment operating margin was 50.0% in 2010 and 50.7% in 2009. The increases in adjusted segment operating income and operating margin in 2010 are due principally to a slower rate of increase in interconnection and network maintenance costs than in our operating revenues.

Mexico Fixed

Segment operating revenues decreased by 3.6% in 2010. Adjusted segment operating revenues decreased by 4.1%. This decrease is principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues decreased by 10.3% in 2010, reflecting significant reductions in local and long distance traffic and lower interconnection fees. Revenues from broadband and corporate network services increased by 6.7% in 2010, principally due to corporate and residential subscriber growth.

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

Segment operating income decreased by 13.9% in 2010. Adjusted segment operating income decreased by 12.9% in 2010. Segment operating margin was 24.5% in 2010 and 27.5% in 2009. Adjusted segment operating margin was 28.6% in 2010 and 31.5% in 2009. The decrease in adjusted segment operating income and operating margin in 2010 is due principally to the decrease in operating revenues and increased costs of equipment, network maintenance costs and energy costs.

Brazil

Segment operating revenues increased by 9.7% in 2010. Adjusted segment operating revenues increased by 4.7% in 2010. This increase is due principally to increases in fixed and wireless data revenues. Wireless data revenues increased 31.3% in 2010 and fixed data revenues increased 3.7%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by nearly a factor of five in 2010 as a result of subscriber growth driven by new commercial packages of Embratel. Wireless and fixed voice revenues remained flat in 2010 as compared to 2009.

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

Segment operating income decreased by 10.6% in 2010. Adjusted operating income decreased by 27.1%. Segment operating margin was 9.0% in 2010 and 11.0% in 2009. Adjusted segment operating margin was 7.5% in 2010 and 10.7% in 2009. Adjusted segment operating income and operating margin in 2010 continued to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. In 2010, the depreciation expense resulting from the shortening of the useful lives of certain plant and equipment in Brazil was Ps. 3.4 billion.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues increased by 9.2% in 2010, reflecting operating revenues increases of 4.4% in Argentina, Paraguay and Uruguay and 24.7% in Chile. Adjusted segment operating revenues increased by 18.6%, reflecting adjusted operating revenues of 16.6% in Argentina, Paraguay and Uruguay and 24.7% in Chile. These increases were driven primarily by increased postpaid and prepaid rates in all countries and increased data usage, especially in Argentina.

Average MOUs per subscriber increased by 2.1% in 2010, primarily due to new promotional packages for prepaid and postpaid services. ARPU increased by 9.1% in Argentina, Paraguay and Uruguay and decreased by 0.1% in Chile. ARPU was positively affected by higher prices and higher usage of data and adversely affected by lower usage by newly-added subscribers.

Segment operating income increased by 53.2% in 2010, reflecting an operating income increase of 45.3% in Argentina, Paraguay and Uruguay and an operating loss increase of 19.1% in Chile. Adjusted segment operating income increased by 38.5%, reflecting an adjusted operating income increase of 39.6% in Argentina, Paraguay and Uruguay and an adjusted operating loss decrease of 45.0% in Chile. Segment operating margin was 17.3% in 2010, reflecting operating margins of 29.1% in Argentina, Paraguay and Uruguay and -15.2% in Chile. Segment operating margin was 12.3% in 2009, reflecting operating margins of 20.9% in Argentina, Paraguay and Uruguay and -15.9% in Chile. In 2010, adjusted segment operating margin was 20.5%, reflecting adjusted operating margins of 34.0% in Argentina, Paraguay and Uruguay, and -16.9% in Chile, and in 2009 adjusted segment operating margin was 17.5%, reflecting operating margins of 28.4% in Argentina, Paraguay and Uruguay, and -14.6% in Chile. Adjusted results in all countries in the segment reflect the increased leverage of our network and customer service infrastructure, which in Chile was more than offset by increases in subscriber acquisition costs.

Colombia

Segment operating revenues increased 14.9% in 2010. Adjusted segment operating revenues increased by 12.0%. This increase reflected principally increases in fixed and wireless data revenues. Fixed and wireless data services increased by 42.2% in 2010, as a result of new promotional packages focused on SMS texting and web browsing. Fixed and wireless voice revenues decreased by 4.8% in 2010. Pay TV revenues increased slightly by 2.7% in 2010.

Average MOUs per subscriber increased by 14.5% in 2010. ARPU increased by 6.1% in 2010. The increases in average MOUs and ARPU in 2010 reflected primarily an increase in traffic resulting from the net increase in subscriber growth.

Segment operating income increased by 16.9% in 2010. Adjusted segment operating income increased by 5.2%. Segment operating margin was 27.7% in 2010 and 27.2 in 2009. Adjusted segment operating margin was 28.0% in 2010 and 29.8% in 2009. The decrease in adjusted segment operating margin in 2010 is due principally to a Ps. 1.8 billion depreciation expense resulting from the shortening of the useful lives of certain plant and equipment. Adjusted segment results also reflect increased costs for technical personnel and content for wireless data services.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 9.8% in 2010, reflecting operating revenues increases of 5.2% in Ecuador and 15.4% in Peru. Adjusted segmented operating revenues increased by 14.1%, reflecting adjusted operating revenues increases of 11.2% in Ecuador and of 17.4% in Peru. These increases were driven primarily by higher usage of all services, particularly wireless voice and wireless and fixed data services.

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

Segment operating income increased by 41.5% in 2010, reflecting operating incomes of 29.3% in Ecuador and 61.3% in Peru. Adjusted segment operating income increased by 28.7%, reflecting adjusted operating income increases of 17.7% in Ecuador and 48.2% in Peru. Segment operating margin was 30.8% in 2010, reflecting operating margins of 33.2% in Ecuador and 28.1% in Peru. Segment operating margin was 23.9% in 2009, reflecting operating margins of 27.0% in Ecuador and 20.1% in Peru. In 2010, adjusted segment operating margin was 32.2%, reflecting adjusted operating margins of 35.7% in Ecuador and 28.3% in Peru, and in 2009 adjusted segment operating margin was 28.5%, reflecting adjusted operating margins of 33.8% in Ecuador and

22.4% in Peru. The increase in adjusted segment operating income and operating margin in 2010 was driven by lower subscriber acquisition costs partially offset by increased concession fees, employee profit sharing and network maintenance costs.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Panama

Segment operating revenues decreased by 3.6% in 2010. Adjusted segment operating revenues increased by 2.4% in 2010. These increases were driven primarily by increases in wireless voice, data, broadband and pay TV services, offset by decreases in fixed voice services.

Average MOUs per subscriber increased by 6.5% in 2010, primarily due to new commercial plans for voice and data services. ARPU decreased by 9.1%. This decrease was primarily attributable to lower interconnection and long distance rates and more aggressive pricing packages for monthly airtime and data services.

Segment operating income decreased by 131.1% in 2010. Adjusted segment operating income decreased by 157.6% in 2010. Segment operating margin was -1.1% in 2010 and 3.5% in 2009. Adjusted segment operating margin was -3.9% in 2010 and 6.9% in 2009. In 2010, we replaced our network in Guatemala, resulting in a Ps. 645,930 million write-off of the book value of the old network.

United States

Segment operating revenues increased by 57.0% in 2010. Adjusted segment operating revenues increased by 67.3% in 2010. This increase reflected principally new commercial plans and promotional packages such as Straight Talk and Safe Link that contributed to the increase in subscriber growth and usage. In 2010, the number of wireless subscribers, all of which are prepaid subscribers, increased by 23.0% to approximately 17.8 million as of December 31, 2010.

Average MOUs per subscriber increased by 188.9% in 2010. ARPU increased by 30.0% in 2010. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages.

Segment operating income increased 102.9% in 2010. Adjusted segment operating income increased 15.8% in 2010. This increase primarily reflects subscriber growth due to new commercial plans and promotional packages. Segment operating margin was 4.5% in 2010 and 3.5% in 2009. Adjusted segment operating margin was 8.3% in 2010 and 12.0% in 2009. The decrease in adjusted segment operating margin in 2010 reflects principally higher subscriber acquisition costs, service costs, equipment costs.

Caribbean—Dominican Republic, Puerto Rico and Jamaica

Segment operating revenues decreased by 4.3% in 2010. Adjusted segment operating revenues increased by 2.2%. This increase was driven primarily by increases in data services, partially offset by lower voice revenues, in each case as a result of more aggressive pricing practices.

Average MOUs per subscriber increased by 21.7% in 2010, primarily due to more competitive packages for wireless voice services. ARPU remained flat in 2010.

Segment operating income decreased by 19.1% in 2010. Adjusted operating income decreased by 16.2% in 2010. Segment operating margin was 12.2% in 2010 and 14.5% in 2009. Adjusted segment operating margin was 12.4% in 2010 and 15.1% in 2009. The decreases in adjusted segment operating income and operating margin in 2010 were driven primarily by increases in network maintenance, administration and consumer services expenses.

Liquidity and Capital Resources

Funding Requirements

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 193.2 billion in 2011 and Ps. 200.8 billion in 2010. Our cash and cash equivalents amounted to Ps. 59.1 billion at December 31, 2011 compared to Ps. 95.9 billion at December 31, 2010. We use the cash that we generate from our operations and from borrowings primarily for the following purposes:

•

We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps. 121.1 billion in 2011 and Ps. 81.9 billion in 2010. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2012 to be approximately U.S.$ 8.9 billion (approximately Ps. 124.5 billion). See “Capital Expenditures” under Item 4.

•

In some years, we make substantial expenditures on acquisitions. In 2011, we spent Ps. 62.5 billion acquiring shares of Telmex. In 2011 and 2010, we spent Ps. 1.2 billion and Ps. 31.5 billion, respectively, acquiring shares of Net Serviços.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2011, we had Ps. 26.6 billion of principal due in 2012.

•

We pay regular dividends. We paid Ps. 17.0 billion in dividends in 2011 and Ps. 17.2 billion in 2010. Our shareholders have approved the payment of a Ps. 0.20 dividend per share in two installments in 2012.

•

We regularly repurchase our own shares. We also spent (including commissions and value-added taxes) Ps. 53.7 billion repurchasing our own shares in the open market in 2011 and Ps. 18.2 billion in 2010. Our shareholders have authorized additional repurchases, and we have continued repurchasing our shares in the open market in 2012, but whether we will continue to do so will depend on considerations including market prices and our other capital requirements.

The following table summarizes certain contractual obligations as of December 31, 2011. Many of our obligations are denominated in currencies other than Mexican pesos. Our purchase obligations and approximately 50.0% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions)
Contractual obligations as of December 31, 2011:
Equipment leases	Ps. 528	Ps. 286	Ps. 242	Ps. —	Ps. —
Real estate leases	19,976	4,852	6,923	4,395	3,807
Short-term debt	26,643	26,643	—	—	—
Long-term debt	353,976	—	93,453	77,820	182,703
Purchase obligations	36,320	32,387	3,483	—	—

Total	Ps.437,443	Ps.64,618	Ps.104,101	Ps.82,215	Ps.186,509

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2011. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that those contracts are material to our liquidity.

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

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financing, borrowings from international banks and borrowings in the Mexican and international capital markets. We have arranged several equipment financing facilities to further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$ 614.2 million in committed undrawn equipment financing facilities.

As of December 31, 2011, our total consolidated indebtedness was Ps. 380.6 billion, compared to Ps. 303.1 billion as of December 31, 2010. Our net debt (total debt minus cash and cash equivalents) at December 31, 2011 was Ps. 321.5 billion, an increase of 55.5% as compared to December 31, 2010. This increase reflects, among other things, the purchase of the outstanding minority participation of Telmex’s equity in the TMX Tender Offer and the depreciation of the Mexican peso against the U.S. dollar.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 80.5% of our indebtedness at December 31, 2011 was denominated in currencies other than Mexican pesos (approximately 62.1% of such non-Mexican peso debt in U.S. dollars and 37.9% in other currencies), and approximately 18.3% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 34.2% of our total debt as of December 31, 2011 was denominated in U.S. dollars and approximately 20.0% was subject to floating rates.

The weighted average cost of all our third-party debt at December 31, 2011 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.0%.

Our major categories of indebtedness at December 31, 2011 are summarized in the table below.

(millions of Mexican pesos)
Debt:
Denominated in U.S. dollars:
Export credit agency loans	Ps. 8,416
Other bank loans	14,016
5.500% Notes due 2014	11,122
5.750% Notes due 2015	9,963
5.625% Notes due 2017	8,158
5.000% Senior Notes due 2019	10,493
5.500% Senior Notes due 2019	5,280
3.625% Senior Notes due 2015	10,493
5.500% Senior Notes due 2015	7,762
5.000% Senior Notes due 2020	29,727
6.125% Senior Notes due 2040	27,981
2.375% Senior Notes due 2016	27,981
6.375% Notes due 2035	13,729
6.125% Notes due 2037	5,166

Total	190,287

Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	56,909
8.75% Senior Notes due 2016	4,500
9.00% Senior Notes due 2016	5,000
8.46% Senior Notes due 2036	7,872
Other bank loans	55

Total	74,336

Denominated in euro:
Export credit agency loans	177
3.75% Senior Notes due 2017	18,133
4.125% Senior Notes due 2019	18,133
4.75% Senior Notes due 2022	13,600

Total	50,043

Denominated in pounds sterling:
5.000% Senior Notes due 2026	10,873
5.75% Senior Notes due 2030	14,134

Total	25,007

Denominated in Japanese yen:
1.23% Senior Notes due 2014	1,255
1.53% Senior Notes due 2016	928
2.95% Senior Notes due 2039	2,365
Other bank loans	3,618

Total	8,166

Denominated in Colombian pesos	4,465

Denominated in Brazilian reais	2,707

Denominated in other currencies	25,608

Total debt	380,619
Less short-term debt and current portion of long-term debt	26,643

Total long-term debt	353,976

Additional information about certain categories of our indebtedness is provided below:

•

Mexican peso-denominated international notes.    Our 9.0% senior notes due January 2016 and our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic notes.    Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2012 through 2037. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

•

Colombian peso-denominated notes.    Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. One series bears interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and matures in 2013. Another bears interest at a 7.59% fixed rate, and matures in 2016. Some series are guaranteed by América Móvil.

•

Bank loans.    At December 31, 2011, we had approximately Ps. 31,965 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates. In May 2011, we entered into two revolving syndicated facilities – one for U.S.$2 billion and one for the Euro equivalent of U.S.$2 billion. They replaced a previous U.S.$2 billion credit facility that matured in April 2011. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. The syndicated facilities limit our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

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

Most of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities, are guaranteed by Telcel. At December 31, 2011, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 288.7 billion (U.S.$20.6 billion), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2011, our subsidiaries other than Telcel had indebtedness of Ps. 91.9 billion (U.S.$6.6 billion).

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

As of December 31, 2011, we had derivatives positions with an aggregate net fair value of Ps. 6.9 billion. Additional information about certain of our derivatives positions is provided below:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$2,801 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos.

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$3,408 million to hedge our exposure to our U.S. dollar denominated debt.

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 306 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos.

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 955 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars.

•

A Japanese Yen-U.S. dollar cross-currency swap with a notional amount of Yen¥ 6,900 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

•

Swiss Franc-U.S. dollar cross currency swap with a notional amount of CHF230 million with respect to our total Swiss Franc-denominated debt. Under this swap, we replaced our obligation to make payment in Swiss Franc with an obligation to make payment in U.S. dollars.

•

Mexican interest rate swaps with a notional amount of Ps. 23.6 billion with respect to our total Mexican denominated debt. Under a portion of these swaps (Ps. 22.9 billion), we replaced our obligation to make floating rate payments with obligations to make fixed rate payments. The other portion of these swaps (Ps. 0.7 billion) replaces our obligation to make fixed rate payments with an obligation to make floating rate payments.

Off-Balance Sheet Arrangements

As of December 31, 2011, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

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

Fair Value of Financial Assets and Liabilities

We measure certain financial assets and liabilities at fair value based on valuation techniques, which include quoted market prices, market comparables and discounted cash flow projections. We disclose the fair value of other financial assets and liabilities in the notes to our financial statements. Fair value is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions we use to estimate an instrument’s fair value depend on the type of instrument, as follows:

•

Derivative financial instruments, such as interest rate swaps, foreign currency forwards and cross-currency swaps, are recorded at fair value in our financial statements. Their fair value is determined using various valuation techniques to estimate the present value of future cash flows using industry-standard valuation models and market-observable inputs, which include interest rate curves, credit risk, foreign currency forward and spot prices, and forward rate curves.

•	The fair value of debt and equity instruments invested in our pension funds that offset our pension liability is primarily based on their quoted market prices.

•	The fair value of certain senior notes and bonds is required to be disclosed in our financial statements and is based on their quoted market prices.

•

For other loans that do not have quoted market prices, we determine the fair value that is disclosed in our financial statements by discounting future cash flows using interest rates and other assumptions for similar debt instruments based on internally-developed valuation models.

Using different methodologies or assumptions to estimate the fair value of our financial assets and liabilities could materially impact our reported financial results and disclosures.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2011 to Ps. 82.6 billion, or 16.2% of our operating costs and expenses. See Note 8 to our consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. In 2010, for example, we recorded additional depreciation expense of Ps. 6.3 billion resulting from the shortening of the useful lives of certain fixed-line equipment in Brazil, Colombia, Paraguay and Guatemala. See Note 8 to our consolidated financial statements.

Impairment of Long-Lived Assets

Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in the case of goodwill, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recoverable amount of the asset or the cash-generating unit (in the case of goodwill). The recoverable amount of an asset or a cash-generating unit is the greater of its fair value (less any costs to sell) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a valuation model that requires us to make certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, considering market factors specific to that business to estimate its future cash flows, which are discounted to their present value using a rate that approximates the weighted-average cost of capital of the business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to recognize an impairment loss to reduce the net carrying value of the long-lived asset.

Assumptions and estimates to estimate fair values, future cash flows and remaining useful lives of long-lived assets are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net profit and result in lower asset values on our statement of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net profit and higher asset values.

Impairment of Equity Method Investments

We also evaluate whether it is necessary to recognize an impairment loss on our investment in its associated companies. At each reporting date, we determine whether there is any objective evidence that the investment in the associated company is impaired. If there is a potential impairment, we calculate the amount of impairment loss as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in its share of profit or loss of the associate in the statement of comprehensive income.

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

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 12 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 31, 2011. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

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

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. The Board of Directors is supported by our committees, especially by our Audit and Corporate Practices Committee, which is comprised of independent members. In particular, the Board of Directors must approve prior opinions of the competent committee, among others:

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

All of the current members of the Board of Directors, the Executive Committee, the Audit and Corporate Practices Committee, and the Operations in Puerto Rico and the United States of America Committee, as well as the Corporate Secretary and the Corporate Pro-Secretary, were elected or ratified at the annual general shareholders’ meeting held on April 25, 2012, with fifteen directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. One alternate director was appointed.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30 day period if new members are not appointed. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may appoint temporary directors who then may be ratified or substituted by the shareholders’ meetings. The names and positions of the members of the Board elected and ratified at the annual general shareholders’ meeting held on April 25, 2012, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit	Born:	1967
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2011 2013 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V., and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V.

Patrick Slim Domit	Born:	1969
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2004 2013 Co-Chairman of our Board of Directors Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2000 2013 Chief Executive Officer of América Móvil Director of Grupo Carso, S.A.B. de C.V. and Telmex
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Alejandro Soberón Kuri	Born:	1960
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2013 Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.
	Other directorships:	Chairman of the Board of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. and Director of Banco Nacional de México, S.A., Grupo Aeroporturario del Sureste, S.A.B. de C.V., and Bolsa Mexicana de Valores, S.A.B. de C.V.
	Business experience:	Various positions at Interamericana de Entretenimiento, S.A.B. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2004 2013 Chief Executive Officer of Value, S.A. de C.V., Casa de Bolsa Director of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.
Rayford Wilkins, Jr.	Born:	1951
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2005 2013 In retirement
	Other directorships:	Director of Valero Energy Foundation
	Business experience:	Chief Executive Officer of the AT&T Diversified Businesses Division and various positions in the wireless industry at SBC Group

Jeffrey McElfresh	Born:	1970
Director and Member of the Executive Committee	First elected: Term expires: Principal occupation:	2012 2013 President of AT&T México, Inc.
	Business experience:	Various positions in the telecommunications industry.
Michael J. Viola	Born:	1954
Director	First elected: Term expires: Principal occupation:	2009 2013 Senior Vice President of Corporate Finance AT&T, Inc.
	Other directorships:	Director of Telmex
	Business experience:	Various positions in the wireless industry at AT&T

Juan Antonio Pérez Simón	Born:	1941
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2012 2013 Chairman of the Board and Member of the Executive Committee of Sanborn Hermanos, S.A. de C.V.
	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V., and Sears Roebuck de México, S.A. de C.V.
	Business experience:	Varios positions at Grupo Carso, S.A.B. de C.V.

Ernesto Vega Velasco	Born:	1937
Director, Chairman of the Audit and Corporate Practices Committee and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2013 In retirement. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies
	Other directorships:	Director of Wal-Mart de México, S.A.B. de C.V., Banco Wal-Mart Adelante, S.A., Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso S.A.B. de C.V., Impulsora de Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-president

Rafael Moisés Kalach Mizrahi	Born:	1946
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2012 2013 Chairman of the Board and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Chairman of the Board of Coltejer S.A.,
	Other directorships:	Director of Telmex, Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V., Banco Nacional de México and Bursamex Casa de Bolsa
	Business experience:	Various positions in Grupo Kaltex, S.A. de C.V.

Santiago Cosío Pando	Born:	1973
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2008 2013 President of Grupo Pando, S.A. de C.V.
	Business experience:	Various positions in Grupo Pando, S.A. de C.V.

Arturo Elías Ayub	Born:	1966
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2013 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V., Director of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Sears Operadora México, S.A. de C.V. and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís	Born:	1957
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2013 Chief Fixed Line Operations Officer of América Móvil
	Other directorships:	Director of Telmex and Telmex Internacional
	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex

Louis C. Camilleri	Born:	1955
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2013 Chief Executive Officer of Philip Morris International
	Other directorships:	Chairman of the Board of Philip Morris International
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International
Directors elected by holders of Series L Shares:
Pablo Roberto González Guajardo	Born:	1967
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2013 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.
	Other directorships:	Director of Kimberly Clark de Mexico, S.A.B. de C.V., Acciones y Valores Banamex, S.A., Casa de Bolsa and Sistema Integral de Abasto Rural, S.A.P.I de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2013 Retired
	Other directorships:	Director of Grupo Financiero Inbursa, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Grupo Carso, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

The annual general shareholders’ meeting held on April 25, 2012, determined that the following directors are independent: Messrs. Alejandro Soberón Kuri, Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Santiago Cosío Pando, Louis C. Camilleri, Rayford Wilkins Jr. and Rafael Moisés Kalach Mizrahi.

María José Pérez Simon Carrera serves as alternate director of Juan Antonio Pérez Simón and was elected for a one-year term at the annual ordinary general shareholders’ meeting held on April 25, 2011.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Daniel Hajj Aboumrad and Arturo Elías Ayub are the sons-in-law of Carlos Slim Helú and brothers-in-law of Patrick Slim Domit and Carlos Slim Domit. Patrick Slim Domit and Carlos Slim Domit are sons of Carlos Slim Helú. María José Pérez Simón Carrera is the daughter of Juan Antonio Pérez Simón.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of four members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee are named by our Mexican controlling shareholders and one member by AT&T, Inc. (formerly SBC International, Inc.). See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Mr. Jeffrey McElfresh, named by AT&T.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco, Chairman, Rafael Moisés Kalach Mizrahi, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

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

Operations in Puerto Rico and the United States of America Committee

The Operations in Puerto Rico and the United States of America Committee consists of Messrs. Carlos Slim Domit, Patrick Slim Domit, Daniel Hajj Aboumrad, Arturo Elías Ayub, Oscar Von Hauske Solís, Ernesto Vega Velasco, Pablo Roberto Gonzalez Guajardo, David Ibarra Muñoz, Juan Antonio Pérez Simón, Rafael Moisés Kalach Mizrahi, Rayford Wilkins Jr, Alejandro Soberón Kuri, Carlos Bremer Gutiérrez, Louis C. Camilleri and Santiago Cosío Pando. The mandate of the Operations in Puerto Rico and the United States of America Committee is to act in the name and on behalf of the Company’s Board of Directors in respect of the Company’s Puerto Rican subsidiary, Telpri (including its subsidiaries); the Company’s U.S. subsidiaries, Tracfone (including its subsidiaries), Telmex USA (including its subsidiaries) and Sección Amarilla (including its subsidiaries); and (iii) any other subsidiary and/or affiliate that the Company may acquire in the future which directly and/or indirectly participates in the same markets in which AT&T, Inc. (directly and/or through its subsidiaries) currently participates in the United States of America and Puerto Rico. To perform this function, the Committee may rely on the internal structures of the Company and its subsidiaries.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos (Pemex)

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

Oscar Von Hauske Solís	Appointed:	2010
Chief Fixed Line Operations Officer	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex and Head of Finance at Grupo Condumex, S.A. de C.V.

Angel Alija Guerrero	Appointed:	2012
Chief Wireless Operations Officer	Business experience:	Various positions in América Móvil, S.A.B. de C.V.

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

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2011 was approximately Ps. 4.7 million and Ps. 53 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership of Directors and Senior Management

The co-chairman of our Board of Directors, Patrick Slim Domit, holds 888 million (or 3.8%) of our AA Shares and 1,822 million (or 3.5%) of our L Shares directly. The co-chairman of our Board of Directors, Carlos Slim Domit, holds 888 million (or 3.8%) of our AA Shares and 1,567 million (or 3.0%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, the Slim Family may be deemed to control us through their beneficial ownership held by a trust and another entity and their direct ownership of shares. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 10.

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

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2011:

	December 31,
	2009	2010	2011
Number of employees	53,659	150,079	158,694

Category of activity:
Wireless	42,968	46,072	51,114
Fixed	10,691	104,007	107,580

Geographic location:
Mexico	17,347	70,917	72,214
South America	21,133	60,626	67,441
Central America	7,384	8,119	8,486
Caribbean	7,161	9,742	9,820
United States	634	675	733

As of December 31, 2011, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Comunicaciones y Transportes de la República Mexicana) represented approximately 87% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring Mexican employees and pension and death benefits to retired Mexican employees. Mexican retirees are entitled to receive pension increases whenever salary increases are granted to current employees.

Some of our foreign subsidiaries, including our Brazilian subsidiaries, Telgua, Enitel, CTE, Claro Chile, AMX Argentina, Telmex Colombia and Telpri, also have active employee unions.

We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2012.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	52,364	68.4%	—
AA Shares (no par value)	23,424	30.6%	96.9%
A Shares (no par value)	744	1.0%	3.1%

Total	76,532	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

According to reports of beneficial ownership of our shares filed with the SEC on November 7, 2011, the Slim Family may be deemed to control us through their beneficial ownership held by a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”) and Inmobiliaria Carso and their direct ownership of shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this Item 7.

The following table identifies each owner of more than 5% of any series of our shares as of March 31, 2012. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares. Figures below do not include the total number of L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

Shareholder	Shares Owned (millions)	Percent of Class
AA Shares:
Family Trust(1)	10,894	46.5%
AT&T Inc.(2)	5,739	24.5%
Inmobiliaria Carso(3)	1,392	5.9%

L Shares
Family Trust(1)	5,998	11.4%

(1)	Based on beneficial ownership reports filed with the SEC on November 7, 2011, the Family Trust is a Mexican trust which directly holds AA Shares and L Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,520 million L Shares representing 15.2% and 18.2%, respectively, of each series. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any class of our shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(2)	Based on beneficial ownership reports filed with the SEC on March 1, 2011, AT&T also owned approximately 1,504 million L Shares. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares and L Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

(3)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

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

As of March 31, 2012, 32.2% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 97.6% of the L Share ADSs were held by 10,622 registered holders with addresses in the United States. As of such date, 32.9% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 91.2% of the A Share ADSs were held by 4,602 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

We may repurchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares. As of December 31, 2011, we had been authorized by our shareholders to repurchase shares with an aggregate value of up to Ps. 225,000 million, and to date during 2012 we have been authorized to repurchase an additional Ps. 30,000 million. As of March 31, 2012, we had repurchased 12,543 million L Shares and 37 million A Shares, with an aggregate value of approximately Ps. 190,941 million (not including applicable commissions and taxes).

RELATED PARTY TRANSACTIONS

We receive consulting services from AT&T, which is one of our major shareholders, pursuant to a management services agreement and amendments covering successive periods. The most recent amendment covered 2011, and we expect to agree on an amendment covering 2012. We paid U.S.$10 million in 2011 and U.S.$7.5 million in 2010, respectively, to AT&T in compensation for its services. We also have agreements with AT&T International and its affiliates that provide for the completion of calls in our respective countries of operation.

Our subsidiaries purchase materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with us, including Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Some of our subsidiaries also purchase network construction, services and materials from Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than they could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

In November 2010, we entered into a revolving credit agreement with our affiliate Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa that provides for a line of credit of up to U.S.$400 million to us and/or any of our subsidiaries.

In April 2011, we made short-term loans in the aggregate amount of U.S.$800 million to our affiliate Minera Frisco, S.A.B. de C.V. and two of its subsidiaries. The interest rate on U.S.$600 million of the loans was 1.5% and on U.S.$200 million of the loans was 1.7%. The loans were repaid in 2011.

Note 18 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8.	Financial Information

See “Financial Statements” under Item 18 and pages F-1 through F-75.

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the two-for-one stock split effected on June 2011.

Payment Date	Pesos per Share	Dollars per Share
November 18, 2011	Ps.0.09	U.S.$	0.0065
July 22, 2011	Ps.0.09	U.S.$	0.0077
November 19, 2010	Ps.0.08	U.S.$	0.0065
July 23, 2010	Ps.0.08	U.S.$	0.0063
December 10, 2009	Ps.0.25	U.S.$	0.0193
July 24, 2009	Ps.0.15	U.S.$	0.0114

In April 2012, our shareholders approved a dividend of Ps. 0.20 per share, payable in two equal installments in July and November 2012. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

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

Our material legal proceedings are described in Note 17 to our audited consolidated financial statements included in this annual report and in “Regulation” under Item 4, and those descriptions are incorporated by reference under this Item.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE. Prices for all periods have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange		NYSE
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2007	Ps.18.05	Ps.11.43	U.S.$	33.47	U.S.$	20.45
2008	17.55	8.15		33.38		11.82
2009	16.00	9.16		24.85		11.83
2010	18.15	13.84		29.74		21.47
2011	19.09	13.67		26.42		21.10

Quarterly highs and lows
2010:
First quarter	Ps.15.90	Ps.13.84	U.S.$	25.41	U.S.$	21.47
Second quarter	16.23	15.04		26.16		22.87
Third quarter	16.79	15.13		26.67		23.09
Fourth quarter	18.15	16.93		29.74		27.11
2011:
First quarter	Ps.18.09	Ps.16.17	U.S.$	29.50	U.S.$	26.82
Second quarter	17.42	14.19		29.50		24.05
Third quarter	15.87	13.67		27.04		21.10
Fourth quarter	17.53	14.53		26.42		21.50
2012:
First quarter	Ps.15.93	Ps.14.80	U.S.$	24.83	U.S.$	22.19

Monthly highs and lows
2011:
November	Ps.17.53	Ps.15.63	U.S.$	25.95	U.S.$	22.17
December	16.30	15.08		24.12		21.67
2012:
January	Ps.16.00	Ps.15.12	U.S.$	23.70	U.S.$	22.19
February	15.60	14.95		23.94		23.19
March	15.93	14.80		24.83		23.25
April (through April 27)	16.61	15.49		25.63		23.56

Source: Bloomberg

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2007	Ps.17.97	Ps.11.41	U.S.$	33.46	U.S.$	20.44
2008	17.75	8.00		33.20		12.02
2009	16.05	8.96		24.74		11.72
2010	18.00	14.00		29.84		21.51
2011	18.03	13.14		29.56		20.88

Quarterly highs and lows
2010:
First quarter	Ps.15.90	Ps.14.00	U.S.$	25.29	U.S.$	21.51
Second quarter	16.20	14.90		26.17		22.99
Third quarter	16.58	15.08		26.52		23.22
Fourth quarter	18.00	16.51		29.84		27.05
2011:
First quarter	Ps.18.03	Ps.16.25	U.S.$	29.56	U.S.$	26.76
Second quarter	17.25	14.20		29.45		24.03
Third quarter	15.79	13.14		27.00		20.93
Fourth quarter	17.48	14.53		26.30		20.88
2012:
First quarter	Ps.16.01	Ps.14.71	U.S.$	24.86	U.S.$	21.33

Monthly highs and lows
2011:
November	Ps.17.48	Ps.15.83	U.S.$	25.89	U.S.$	22.37
December	16.50	14.58		23.91		20.88
2012:
January	Ps.16.00	Ps.15.00	U.S.$	23.51	U.S.$	21.33
February	15.42	14.71		23.90		23.10
March	16.01	15.00		24.86		23.19
April (through April 27)	16.42	15.33		24.15		23.51

Source: Bloomberg

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”). Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 4:00 p.m., Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

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

On April 27, 2011, our shareholders approved a 2-for-1 stock split which became effective in June 2011.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2010 or 2011 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

See Note 2(w) to our audited consolidated financial statements for disclosures about market risk.

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2011, the aggregate amount of fees reimbursed by the Depositary is approximately US$17 million.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 25, 2012.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 25, 2012, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Omero Campos Segura Omero Campos Segura

Mexico City

April 25, 2012

(d) Changes in internal control over financial reporting.    There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011
	(in millions of Mexican pesos)
Audit fees	Ps. 156	Ps. 125
Audit-related fees	17	17
Tax fees	24	11
All other fees	—	—

Total fees	Ps. 197	Ps. 153

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

We periodically repurchase our L and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 25, 2012, our shareholders authorized an aggregate Ps. 30,000 million increase in the amount we are authorized to spend to repurchase L Shares and A Shares, raising the available amount to Ps. 62,793 million.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2011. The figures presented below, for all periods, have been adjusted to reflect the two-for-one stock split effected on June 2011.

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2011	153,579,800	Ps.17.62	153,579,800	40,600,676,461
February 2011	189,926,200	17.16	189,926,200	37,340,040,760
March 2011	298,000,000	16.68	298,000,000	32,369,985,373
April 2011	205,996,800	16.87	205,996,800	78,895,238,899
May 2011	401,700,000	15.08	358,600,000	73,488,756,403
June 2011	667,143,600	14.32	635,400,000	64,035,314,429
July 2011	408,761,000	15.32	404,000,000	57,845,201,853
August 2011	488,425,700	14.51	377,500,000	52,368,565,024
September 2011	254,700,000	15.26	254,700,000	48,481,147,690
October 2011	212,900,000	15.52	212,900,000	45,176,292,179
November 2011	169,059,600	16.75	169,059,600	42,338,207,960
December 2011	95,380,000	15.80	93,380,000	40,862,645,450

Total/Average	3,545,572,700	15.57	3,353,042,400

(1)	We do not repurchase our L Shares other than through the share repurchase program.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2011	420,200	Ps.15.31	420,200	40,600,676,461
February 2011	73,800	14.46	73,800	37,340,040,760
March 2011	0	0	0	32,369,985,373
April 2011	3,200	16.49	3,200	78,895,238,899
May 2011	796,200	15.16	0	73,488,756,403
June 2011	600,200	13.74	0	64,035,314,429
July 2011	594,200	15.41	0	57,845,201,853
August 2011	102,900	14.59	0	52,368,565,024
September 2011	100,100	15.47	100,000	48,481,147,690
October 2011	0	0	0	45,176,292,179
November 2011	362,600	16.78	360,400	42,338,207,960
December 2011	0	0	0	40,862,645,450

Total/Average	3,053,400	15.50	957,600

(1)	We do not repurchase our A Shares other than through the share repurchase program.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Item 16F.	Change in Registrant’s Certifying Accountant. Not Applicable.

Item 16G.	Corporate Governance.

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power for the election of directors is held by an individual, group or another	Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	company, rather than the public. Rules 5605(b)(1), 5615(c)(1) and (c)(2).	no exemption from the independence requirement for controlled companies.

Executive Sessions. Non- management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e)(1)(A) and 5615(c)(2).

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

Item 16H.	Mine Safety Disclosure. Not Applicable

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-75 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of June 14, 2011 (together with an English translation).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on March 1, 2011).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Tenth Amendment dated August 3, 2010 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F, File No. 001-16269, filed on May 13, 2011).

4.3	Eleventh Amendment dated February 23, 2011 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, Inc., and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F, File No. 001-16269, filed on May 13, 2011).

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

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

Dated: April 30, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Omero Campos Segura C.P.C. Omero Campos Segura

Mexico City, Mexico

April 25, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At December 31,		Millions of U.S. dollars 2011
	2010	2011
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps. 95,938,465	Ps. 59,123,996	US$	4,226
Accounts receivable, net (Note 5)	93,164,187	124,973,353		8,933
Derivative financial instruments (Note 11)	5,321,321	7,777,953		556
Related parties (Note 18)	3,571,036	3,413,899		244
Inventories, net (Note 6)	26,081,530	34,141,317		2,440
Other current assets, net (Note 7)	9,635,433	10,846,749		775

Total current assets	233,711,972	240,277,267		17,174

Non-current assets:
Property, plant and equipment, net (Note 8)	411,820,387	466,086,773		33,315
Licenses and rights of use, net (Note 9)	44,520,858	38,530,899		2,754
Trademarks, net (Note 9)	4,531,877	3,006,854		215
Goodwill (Note 9)	70,918,967	73,038,433		5,221
Investment in associated companies (Note 10)	50,539,455	54,218,023		3,875
Deferred taxes (Note 20)	29,589,842	33,074,458		2,364
Pension asset (Note 12)	16,290,367	22,327,733		1,596
Other non-current assets, net (Note 7)	11,591,878	15,056,421		1,076

Total assets	Ps.873,515,603	Ps. 945,616,861	US$	67,590

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 16)	Ps. 9,039,204	Ps. 26,643,315	US$	1,904
Accounts payable and accrued liabilities (Note 13)	145,594,927	178,740,455		12,776
Taxes payable	22,479,495	28,622,319		2,046
Derivative financial instruments (Note 11)	453,932	873,398		62
Related parties (Note 18)	1,911,295	1,630,265		117
Deferred revenues (Note 15)	25,064,230	26,248,679		1,876

Total current liabilities	204,543,083	262,758,431		18,781

Long-term debt (Note 16)	294,060,952	353,975,487		25,301
Deferred taxes (Note 20)	21,999,235	16,751,716		1,197
Deferred revenues (Note 15)	3,990,184	3,175,796		227
Employee benefits (Note 12)	12,884,979	13,315,736		952

Total liabilities	537,478,433	649,977,166		46,459

Equity (Note 19):
Capital stock	96,433,461	96,419,636		6,892
Retained earnings:
Prior years	105,009,640	81,198,952		5,804
Profit for the period	91,123,052	82,853,529		5,922

Total retained earnings	196,132,692	164,052,481		11,726

Other comprehensive income items	15,085,830	25,168,067		1,799
Equity attributable to equity holders of the parent	307,651,983	285,640,184		20,417
Non-controlling interests	28,385,187	9,999,511		715

Total equity	336,037,170	295,639,695		21,132

Total liabilities and equity	Ps.873,515,603	Ps. 945,616,861	US$	67,590

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31			Millions of U.S. dollars, except for earnings per share 2011
	2009	2010	2011
Operating revenues:
Mobile voice services	Ps.250,575,632	Ps.268,030,881	Ps.281,952,808	US$	20,153
Fixed voice services	146,975,577	140,178,225	139,219,344		9,951
Mobile data voice services	55,253,021	76,954,735	102,190,374		7,304
Fixed data services	60,681,643	66,015,070	72,007,127		5,147
Paid television	5,958,225	9,484,920	16,958,846		1,212
Other services	41,810,500	47,191,847	52,973,005		3,786

	561,254,598	607,855,678	665,301,504		47,553

Operating costs and expenses:
Cost of sales and services	232,672,021	253,449,142	290,902,040		20,793
Commercial, administrative and general expenses	96,466,604	107,406,947	122,450,633		8,752
Other expenses	3,400,145	3,606,853	3,176,328		227
Depreciation and amortization (Notes 8 and 9) (includes Ps.55,933,013, Ps.63,749,928 and Ps. 67,797,929 corresponding to the years ended December 31, 2009, 2010 and 2011, respectively, not included in cost of sales and services)	79,904,304	91,071,327	93,997,035		6,718

	412,443,074	455,534,269	510,526,036		36,490

Operating income	148,811,524	152,321,409	154,775,468		11,063

Interest income	3,666,804	4,801,539	6,853,900		490
Interest expense	(14,595,493)	(17,280,735)	(20,791,606)		(1,486)
Exchange gain (loss), net	13,419,862	5,581,574	(22,394,716)		(1,600)
Valuation of derivatives and other financial items, net	(10,061,863)	(11,975,955)	8,177,785		585
Equity interest in net income of associated companies	1,959,378	1,671,210	1,923,997		138

Profit before income tax	143,200,212	135,119,042	128,544,828		9,190
Income tax (Note 20)	36,299,167	36,213,619	40,420,662		2,889

Net profit for the period	Ps.106,901,045	Ps. 98,905,423	Ps. 88,124,166	US$	6,301

Net profit for the period attributable to:
Equity holders of the parent	Ps. 92,697,553	Ps. 91,123,052	Ps. 82,853,529	US$	5,922
Non-controlling interests	14,203,492	7,782,371	5,270,637		379

	Ps.106,901,045	Ps. 98,905,423	Ps. 88,124,166	US$	6,301

Other comprehensive income items:
Effect of translation of foreign entities	Ps. 33,142,627	Ps. (7,155,708)	Ps. 10,461,607	US$	748
Effect of fair value of derivatives, net of deferred taxes	(1,366,643)	(675,686)	(317,598)		(23)

Total other comprehensive income items for the period	31,775,984	(7,831,394)	10,144,009		725
Total comprehensive income for the period	Ps.138,677,029	Ps. 91,074,029	Ps. 98,268,175	US$	7,026

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.115,031,755	Ps. 82,792,909	Ps. 92,935,766	US$	6,644
Non-controlling interests	23,645,274	8,281,120	5,332,409		382

	Ps.138,677,029	Ps. 91,074,029	Ps. 98,268,175	US$	7,026

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps. 1.19	Ps. 1.15	Ps. 1.05	US$	0.08

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009, 2010 and 2011

(In thousands of Mexican pesos)

	Capital stock	Legal reserve	Retained earnings	Total Retained earnings	Effect of derivative financial Instruments acquired for hedging purposes	Effect of translation	Total equity attributable to equity holders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2009	Ps.30,125,141	Ps.358,440	Ps.150,505,445	Ps.150,863,885	Ps.1,077,400		Ps.182,066,426	Ps.58,719,538	Ps.240,785,964
Net profit for the period			92,697,553	92,697,553			92,697,553	14,203,492	106,901,045
Effect of fair value of derivatives, net of deferred taxes					(641,878)		(641,878)	(724,765)	(1,366,643)
Effect of translation of foreign entities						Ps.22,976,080	22,976,080	10,166,547	33,142,627

Comprehensive income for the period			92,697,553	92,697,553	(641,878)	22,976,080	115,031,755	23,645,274	138,677,029
Dividends			(25,979,049)	(25,979,049)			(25,979,049)	(7,618,699)	(33,597,748)
Repurchase of shares	(9,592)		(27,244,798)	(27,244,798)		4,371	(27,250,019)	(4,280,548)	(31,530,567)
Other			882,992	882,992			882,992		882,992
Acquisition of non-controlling interests			(625,032)	(625,032)			(625,032)	(526,821)	(1,151,853)
Excess in purchase price over book value of acquired shares of companies under common control			(262,305)	(262,305)			(262,305)	(5,352)	(267,657)

Balance at December 31, 2009	Ps.30,115,549	Ps.358,440	Ps.189,974,806	Ps.190,333,246	Ps. 435,522	Ps.22,980,451	Ps.243,864,768	Ps.69,933,392	Ps.313,798,160
Net profit for the period			91,123,052	91,123,052			91,123,052	7,782,371	98,905,423
Effect of fair value of derivatives, net of deferred taxes					(401,357)		(401,357)	(274,329)	(675,686)
Effect of translation of foreign entities						(7,928,786)	(7,928,786)	773,078	(7,155,708)

Comprehensive income for the period			91,123,052	91,123,052	(401,357)	(7,928,786)	82,792,909	8,281,120	91,074,029
Dividends			(12,948,813)	(12,948,813)			(12,948,813)	(4,016,583)	(16,965,396)
Repurchase of shares	(4,576)		(17,488,212)	(17,488,212)			(17,492,788)		(17,492,788)
Other								10,009	10,009
Acquisition of non-controlling interests								280,548	280,548
Excess in purchase price over book value of acquired shares of companies under common control	66,322,488		(54,886,581)	(54,886,581)			11,435,907	(46,103,299)	(34,667,392)

Balance at December 31, 2010	96,433,461	358,440	195,774,252	196,132,692	34,165	15,051,665	307,651,983	28,385,187	336,037,170
Net profit for the period			82,853,529	82,853,529			82,853,529	5,270,637	88,124,166
Effect of fair value of derivatives, net of deferred taxes					(276,748)		(276,748)	(40,850)	(317,598)
Effect of translation of foreign entities						10,358,985	10,358,985	102,622	10,461,607

Comprehensive income for the period			82,853,529	82,853,529	(276,748)	10,358,985	92,935,766	5,332,409	98,268,175
Dividends			(13,987,602)	(13,987,602)			(13,987,602)	(3,403,114)	(17,390,716)
Repurchase of shares	(13,825)		(52,437,966)	(52,437,966)			(52,451,791)		(52,451,791)
Acquisition of non-controlling interests through public offerings			(47,693,452)	(47,693,452)			(47,693,452)	(19,770,918)	(67,464,370)
Other acquisitions of non-controlling interests			(814,720)	(814,720)			(814,720)	(544,053)	(1,358,773)

Balance at December 31, 2011	Ps.96,419,636	Ps.358,440	Ps.163,694,041	Ps.164,052,481	Ps.(242,583)	Ps.25,410,650	Ps.285,640,184	Ps. 9,999,511	Ps.295,639,695

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December31			Millions of U.S. dollars, except for earnings per share 2011
	2009	2010	2011
Operating activities
Profit before income tax	Ps.143,200,212	Ps.135,119,042	Ps.128,544,828	US$	9,190
Items not requiring the use of cash:
Depreciation	71,950,246	80,294,690	82,642,200		5,907
Amortization of intangible assets	7,954,058	10,776,637	11,354,835		812
Equity interest in net income of associated companies	(1,959,378)	(1,671,210)	(1,923,997)		(138)
(Gain) loss on sale of fixed assets	(403,030)	806,391	32,463		2
Net period cost of labor obligations	5,763,956	6,160,141	6,272,520		448
Exchange (gain) loss, net	(4,828,496)	(3,727,490)	30,971,438		2,213
Interest expense	14,595,493	17,280,735	20,791,606		1,486
Valuation of derivatives, net	(1,838,672)	1,037,728	(10,692,199)		(764)
Working capital adjustments:
Accounts receivable	(7,610,356)	302,354	(11,287,204)		(806)
Prepaid expenses	1,148,230	(1,239,958)	(1,307,557)		(94)
Related parties	707,600	(525,056)	(530,500)		(37)
Inventories	9,926,393	(2,868,024)	(6,721,377)		(480)
Other assets	(124,899)	(4,408,473)	(3,064,825)		(219)
Accounts payable and accrued liabilities	9,764,568	10,192,387	20,966,860		1,498
Employee profit sharing	(1,132,677)	(3,446,374)	(3,346,952)		(239)
Financial instruments	5,726,316	2,508,129	6,130,808		438
Deferred revenues	1,344,792	1,373,800	994,315		71
Labor obligations	(6,509,295)	(1,797,077)	(13,030,247)		(931)
Income tax paid	(31,203,046)	(45,410,398)	(63,556,256)		(4,542)

Net cash flow provided by operating activities	216,472,015	200,757,974	193,240,759		13,814

Purchase of property, plant and equipment	(77,447,018)	(77,866,409)	(120,193,188)		(8,593)
Acquisition of licenses	(2,384,001)	(4,075,229)	(993,692)		(73)
Proceeds from sale of fixed assets	556,704	884,241	38,312		3
Acquisition of equity investments	(339,701)	(31,463,621)	(2,271,059)		(164)

Net cash flow used in investing activities	(79,614,016)	(112,521,018)	(123,419,627)		(8,827)

Financing activities
Loans obtained	79,685,696	180,852,643	87,230,827		6,237
Repayment of loans	(112,614,308)	(148,899,354)	(41,222,218)		(2,946)
Interest paid	(15,927,620)	(14,719,299)	(18,067,293)		(1,291)
Repurchase of shares	(31,482,657)	(18,150,990)	(53,726,784)		(3,840)
Dividends paid	(33,081,026)	(17,193,902)	(17,042,980)		(1,218)
Derivative financial instruments		826,850	3,158,678		226
Acquisition of non-controlling interests	(1,151,853)	(34,667,391)	(67,464,370)		(4,822)

Net cash flow used in financing activities	(114,571,768)	(51,951,443)	(107,134,140)		(7,657)

Net increase (decrease) in cash and cash equivalents	22,286,231	36,285,513	(37,313,008)		(2,666)

Adjustment to cash flows due to exchange rate fluctuations	1,194,606	(113,581)	498,539		35

Cash and cash equivalents at beginning of period	36,285,696	59,766,533	95,938,465		6,857

Cash and cash equivalents at end of period	Ps. 59,766,533	Ps. 95,938,465	Ps. 59,123,996	US$	4,226

Non-cash transactions related to:

	2009	2010	2011
Investing activities
Property, plant and equipment	Ps.39,442,073	Ps. 7,708,000	Ps.36,319,549
Financing activities
Capital stock	Ps. —	Ps.66,322,488	Ps. —

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and 2011

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

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

Paid TV represents basic services, as Well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories, editing services and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses have different dates of expiration through 2046. In the next two fiscal years there are no contingent liabilities for license expiration and/or termination.

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

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying financial statements were approved for their issuance by the Board of Directors on April 25, 2012. The financial statements must also be approved by the Company’s shareholders, who have the authority to modify the Company’s financial statements.

Relevant events

a) Public offerings

i) On January 13, 2010, the Company announced a tender share exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (hereinafter CGT), which in turn was the holder of 60.7% of the outstanding shares of Telmex Internacional, S.A.B de C.V. (hereinafter Telint), and of 59.4% of the outstanding shares of Telefonos de México, S.A.B de C.V. (hereinafter TMX). América Móvil also announced its intention to make a tender offer for the exchange or purchase of all of the shares of Telint not owned by CGT, which represented 39.3% of the outstanding shares as of the date of the offers.

On June 16, 2010, América Móvil completed the public offer for the acquisition and exchange of shares, resulting in the issuance of 8,438,193,727 Series L shares of América Móvil, which were delivered to the shareholders of CGT (7,088,921,019 shares) and the minority shareholders of Telint (1,349,272,708 shares). The exchange ratio was set at 0.373 shares of América Móvil per share of Telint, and 2.047 shares of América Móvil per share of CGT.

In addition, the Company paid Ps.26,783,689 (US$ 2,120,640 at the exchange rate on the date of the offer) to buy shares from those minority shareholders who did not accept the share exchange. As a result of these tender offers, the Company acquired, directly and indirectly, 92.7% of the outstanding shares of Telint and 59.4% of the outstanding shares of TMX.

From July to December of 2010, the Company increased its direct and indirect holding of the outstanding shares of Telint and TMX to 96.8% and 59.5%, respectively, through additional tender offers.

Before the CGT tender offer, 88.57% of the capital stock of CGT was held by Mr. Carlos Slim and his family (the Slim family) and consequently, that component of the CGT tender offer was accounted for as a transaction between entities under common control with all balances and transactions recognized at historical cost (similar to the pooling-of-interests method) for all the periods presented.

The acquisition of non-controlling interest in the public tender offers was accounted for as an equity transaction calculated at the market value of the offer at the date of acquisition.

ii) In March 2011, the Company launched an additional public offering to acquire up to 571,391,243 outstanding Series A and L shares of Telint, corresponding to 3.18% of the total outstanding shares of Telint that were not previously owned by América Móvil.

The purchase price per share was Ps. 11.66 and the total amount paid as a result of the public offering was Ps. 591,536. Such offering concluded on April 11, 2011.

Tender Offer for Outstanding Shares of Telmex

iii) On October 11, 2011, AMX launched a tender offer (the “TMX Tender Offer”) for all of the outstanding shares of all classes of capital stock of TMX that AMX did not indirectly own, which represented approximately 40% of the total equity of TMX. The TMX Tender Offer expired on November 11, 2011 and was settled on November 17, 2011. As a result of the TMX Tender Offer, América Móvil, directly and indirectly, owns 92.99% of the shares representing the capital stock of Telmex. The purchase price was Ps.10.50 per share and Ps.210.00 per ADS, resulting in a total purchase price of approximately Ps. 62.5 billion.

At December 31, 2011, the Company increased its direct and indirect holding of the outstanding shares of Telint and TMX to 97.46% and 93.27%, respectively, through additional tender offers, in the amount of Ps. 810,655 and Ps. 565,291, respectively.

The acquisition of non-controlling interest in the public tender offer was accounted for as an equity transaction calculated at the market value of the offer at the date of acquisition.

As of March 27, 2012, the Company owns directly and indirectly 97.48% and 97.18% of the outstanding shares of Telint and TMX, respectively, through additional tender offers.

iv) The Shareholders have approved to delist Telint and TMX American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”) and its L Shares from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (“Latibex”) and to terminate its American Depositary Receipt (“ADR”) programs.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying financial statements for all the periods presented, have been prepared in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) (hereafter referred to as IFRS), in force at December 31, 2011.

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

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby América Móvil recognizes its share in the net profit and equity of the associate.

The results of operations of the subsidiaries and associates Were included in the Company’s consolidated financial statements beginning as of the month following their acquisition.

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

The equity interest in the principal subsidiaries and associated companies at December 31, 2010 and 2011 is as follows:

		Equity interest at December 31,
Company name	Country	2010	2011
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc.	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. (2)	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc. (2)	Puerto Rico	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras)	Honduras	100.0%	100.0%
Amov Telecom, S.A. de C.V. (3)	Honduras		100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	United States	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.4%	99.4%
Claro S.A. (antes BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%
Estesa Holding Corp.	Panama	100.0%	100.0%
Cablenet, S.A.	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.9%	48.9%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
Megacanales, S.A.	Colombia	99.4%	99.4%
The Now Operation, S.A.	Colombia	99.4%	99.4%
Telmex Colombia, S.A.	Colombia	99.1%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A.	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V.	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V.	Mexico	100.0%	100.0%
AMX Paraguay, S.A.	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C	Peru	100.0%	100.0%
Telmex Perú, S.A. (3)	Peru	99.6%	99.6%
AMX Santa Lucía, Inc.(3)	Santa Lucia	99.6%
Oceanic Digital Jamaica, Ltd. (3)	Jamaica	99.6%

		Equity interest at December 31,
Company name	Country	2010	2011
Claro Panamá, S.A.	Panama	99.7%	99.7%
Carso Global Telecom, S.A.B. de C.V.	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V.	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V.(4)	Mexico	59.5%	93.3%
Telmex Internacional, S.A.B. de C.V.	Mexico	96.8%	97.5%
Controladora de Servicios de Telecomunicaciones, S.A.de C.V.	Mexico	96.8%	97.5%
Telmex Argentina, S.A.	Argentina	95.6%	97.3%
Ertach, S.A.	Argentina	95.6%	97.3%
Telstar, S.A.	Uruguay	95.4%	97.3%
Ecuador Telecom, S.A.	Ecuador	96.8%	97.5%
Empresa Brasileira de Telecomunicacoes, S.A. – Embratel	Brazil	94.2%	95.1%
Páginas Telmex Colombia, S.A.	Colombia	96.8%	97.5%
Claro 155, S.A.	Chile	96.8%	97.5%
Claro 110, S.A.	Chile	96.8%	99.9%
Sección Amarilla USA, LLC.	United States	96.8%	97.5%
Publicidad y Contenido Editorial, S.A. de C.V.(3)	Mexico	96.8%	97.5%
Editorial Contenido, S.A. de C.V.	Mexico	96.8%	97.5%
Plaza VIP COM.S.A.P.I. de C.V.(1)	Mexico		78.0%
Grupo Telvista, S.A. de C.V.	Mexico	71.5%	86.9%

Associated companies:
Hildebrando, S.A. de C.V.	Mexico	26.9%	34.3%
Net Servicios de Comunicacao, S.A.	Brazil	84.8%	87.5%

1.	On June 22, 2011, Contenido Cultural y Educativo acquired 51% of the outstanding shares of Plaza VIP COM, S.A.P.I. de C.V., this transaction was through an agreement of the purchase of shares.
2.	On August 1, 2011, PRT Larga Distancia, Inc. was merged into Puerto Rico Telephone Company, Inc.
3.	In November 2011, Telmex Perú, S.A. sold its 99.6% of the equity in ODJ to Sercom Honduras, which Exchange such equity investment plus cash in order to acquired 100% of the outstanding shares of Digicel de Honduras, S.A. (Digicel), the legal name of Digicel was change to Amov Telecom, S.A. de C.V.; y,
4.	As a result of the Tender Public Offering made by the Company in relation with the outstanding shares of Teléfonos de México, S.A.B. de C.V., its equity investment in that subsidiary increased.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries and associated companies jointly represent approximately 57%, 59% and 59% of operating revenues of 2009, 2010 and 2011, respectively, and approximately 70% and 76% of total assets at December 31, 2010 and 2011, respectively. The financial information of these entities is either consolidated or recognized using the equity method, as the case may be, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of our subsidiaries and associates operate in a hyperinflationary economic environment and the local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the prevailing exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”.

•

the statements of cash flows were translated using the weighted-average exchange rate for the applicable period, and the resulting difference is shown in the statement of cash flows under the heading “Adjustment to cash flow for exchange rate fluctuations”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities. At December 31, 2010 and 2011, the cumulative translation gain was Ps.15,051,665 and Ps.25,410,650, respectively.

c) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectability.

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

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate.

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

For the years ended December 31, 2009, 2010 and 2011, no impairment losses were recognized for the goodwill shown in the Company’s statement of financial position.

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

During 2010 and 2011 the borrowing costs that were capitalized amounted to Ps.2,540,837 and Ps.3,845,609, respectively.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephone plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

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

For the years ended December 31, 2009 2010 and 2011, no impairment losses were recognized.

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

For the years ended December 31, 2009 2010 and 2011, no impairment losses were recognized.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

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

Key assumptions used in value in use calculations

The premises utilized in the projections were applied in accordance with IAS 36 for each of the Company’s subsidiaries, considering each operating subsidiary as a cash generating unit (CGU).

The subsidiaries being analyzed for impairment are cash generating units that through December 31, 2011 were under the Company’s operation.

The forecasts were performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value as of December 31, 2011. The forecasts were made according to the 2011 budget which was approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of elaborating the information regarding the financial forecast, premises and assumptions have been included that any other market participant in similar conditions would consider.

Local synergies have not been taken into consideration that any other market participant would not have taken to prepare similar forecasted financial information.

The premises used to make the financial forecasts were validated by the Company’s CEO and the Chief Financial Officer for each of the cash generating units, taking into consideration the following:

•	Current subscribers and expected growth.

•	Type of subscribers (prepaid, postpaid and fixed line)

•	Market situation and penetration expectations

•	New products and services

•	Economic situation of each country

•	Investments in maintenance of the current assets

•	Investments in technology for expanding the current assets

•	Market consolidation and synergies

The foregoing forecasts could differ from the results obtained through time; however, AMX has prepared its estimates based on to the current situation of each of the cash generating units.

To determine the discount rate, AMX uses the weighted-average cost of capital (WACC) which was determined for each of the cash generating units in real terms and is described in following paragraphs.

The estimated discounted rates to perform the IAS 36 impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that were similar to those in AMX.

Discount rate and market participants

The discount rates represents the current market assessment of the risks specific to each Cash Generating Unit (CGU), taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by AMX’s investors. The cost of debt is based on the interest bearing borrowings AMX is obliged to service. Segment-specific risk is incorporated by applying individual beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the budgeted period.

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

Lease agreements that transfer substantially all the risks and benefits of ownership of the leased assets to the Company are accounted for as finance leases. Accordingly, upon commencement of the lease, the asset, which is classified based on its nature, and associated debt are recorded at the lower of the fair value of the leased asset or the present value of the lease payments. Finance lease payments are apportioned between the reduction of lease liability and the finance cost so that a constant interest rate is determined on the outstanding liability balance. Finance costs are charged to results of operations over the life of the agreement.

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

Impairment of financial assets

The Company assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred .loss event.) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

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

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the income statement.

At initial recognition AMX did not designate financial liabilities as fair value liabilities with changes in the income statement.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position if, and only if (i) there is currently a legally enforceable right to offset the recognized amounts, and (ii) there is the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

The Company recognizes the cost for pension benefits, seniority premiums and termination benefits on an annual basis based on independent actuarial computations applying the projected unit-credit method, using financial assumptions net of inflation. The latest actuarial computation was prepared as of December 31, 2011.

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

For the actuarial losses or gains the Company uses the corridor approach. This approach consists of deferring the recognition of the actuarial losses or gains and amortizing them over the estimated average remaining working lifetime of employees of the respective subsidiary, which range between 11 and 20 years.

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

Deferred tax assets and liabilities are measured using the tax rates that are expected to be in effect in the period when the asset will materialize or the liability will be settled, based on the enacted tax rates (and tax legislation) that have been enacted or substantially enacted at the financial statement reporting date. The value of deferred tax assets is reviewed by the Company at each financial statement reporting date and is reduced to the extent that it is more likely than not that the Company will not have sufficient future tax profits to allow for the realization of all or a part of its deferred tax assets. Unrecognized deferred tax assets are revalued at each financial statement reporting date and are recognized when it is more likely than not that there will be sufficient future tax profits to allow for the realization of these assets.

Deferred taxes relating to items recognized outside profit or loss are also recognized outside of profit and loss. These deferred taxes are recognized together with the underlying transaction, either in other comprehensive income or directly in equity.

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2011 and 2010, the Company has not provided any deferred taxes related to unremitted foreign earnings.

t) Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

Receivables and payables that are stated with the amount of sales tax included

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

u) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2009, 2010 and 2011, advertising expenses were Ps. 12,311,499, Ps. 14,619,745 and Ps. 17,867,455, respectively.

v) Earnings per share

Basic and diluted earnings per share is determined by dividing net income of the year by the weighted-average number of shares outstanding during the year (common control component of the shares are reflected for all periods presented). In determining the weighted average number of shares issued and outstanding, shares repurchased by the Company have been excluded.

w) Concentration of risk

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

Should the Company’s debt at December 31, 2011 of Ps. 321,494,806 suffer a 10% increase in exchange rates, the debt would increase by Ps. 28,653,000 (resulting in total debt of Ps. 350,147,806), while the Company’s net interest expense would increase by Ps. 1,547,000 as a consequence of the base for interest being higher in Mexican pesos.

b) Interest rates

In the event that the Company’s agreed-upon interest rates at December 31, 2011 increased by 100 basis points, the increase in net interest expense would be Ps.3,979,860.

The Company depends on several key suppliers and sellers. During the fiscal periods 2009, 2010 and 2011, approximately 66%, 67% and 58%, respectively, of the total cost of the cellular equipment of América Móvil represent purchases made from three suppliers, and approximately 39%, 45% and 29%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

x) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and, if necessary, foreign currency forwards to offset the short-term risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate, on notional amounts denominated mainly in Mexican pesos, U.S. dollars, Japanese yen, Swiss francs and Euros. At December 31, 2010 and 2011, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

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

The effectiveness of the Company’s derivatives is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. For the years ended December 31, 2009, 2010 and 2011, there were no gains or losses due to changes in the accounting treatment of hedges.

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

y) Presentation of statement of income

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

z) Operating segments

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

z.1) Convenience translation

At December 31, 2011, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2011 at an exchange rate of Ps.13.99 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2011 or any other exchange rate.

z.2) Changes in accounting policies and disclosures

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2011:

IAS 24, Related Party Disclosures (Revised)

Effective January 1, 2011, AMX adopted IAS 24, Related Party Disclosures (Revised), under which the definition of a related party has been clarified to simplify the identification of related party relationships, particularly in relation to significant influence and joint control.

This amendment was applied retrospectively, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The adoption of the amendment did not have any impact on the financial position or performance of the Company.

IAS 32, Financial Instruments: Presentation — Classification of Rights Issues (Amendment)

IAS 32 was effective for annual periods beginning on or after February 1, 2010. The definition of financial liability has been amended to classify rights issues (and certain options or warrants) as equity instruments if:

a) The rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments

b) The rights are to acquire a fixed number of the entity’s own equity instruments for fixed amount in any currency.

This amendment is applied retrospectively, in accordance with requirements of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, for changes in accounting policy. Earlier application is permitted and must be disclosed.

The amendment has had no effect on the financial position or performance of the Company because the Company does not have these types of instruments.

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

Effective for annual periods beginning on or after January 1, 2011. The amendment to IFRIC 14 provides further guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset.

This amendment is applied retrospectively to the beginning of the earliest period presented in the first financial statements in which the entity originally applied IFRIC 14.

Entities will need to determine whether prepayments made will need to be re-assessed for their impact on the recoverability of pension assets. Entities applying the corridor approach to recognize actuarial gains and losses will also need to take account of the interaction between the corridor and the recoverability of the plan assets.

The Company is not subject to minimum funding requirements in any of its subsidiaries, therefore the amendment of the interpretation has no effect on the financial position or performance of the Company.

3. Standards issued but not yet effective

New standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1, Financial Statement Presentation. Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Company´s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

The Company is currently evaluating the impact of the adoption of this new standard.

IAS 12, Income Taxes Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale.

Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment, always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012.

The Company is currently evaluating the impact of the adoption of this new standard.

IAS 19, Employee Benefits (Amendment)

On June 16, 2011, the IASB published modifications to IAS 19, Employee Benefits, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition or past service costs. The changes also eliminate the deferral of actuarial gains/losses, and require that they be recorded directly within other comprehensive income in each reporting period. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurement of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period.

The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

As disclosed in Note 12, the Company has defined benefit pension plans for its operations in Puerto Rico, Embratel (Brazil) and Telmex (Mexico), all of which have unrecognized actuarial losses. The Company is still evaluating the impact that the revisions to IAS 19 may have on the consolidated financial statements. However, due to the elimination of the corridor approach, the Company’s unamortized actuarial losses, as described in

Note 12, will be charged to “Accumulated other comprehensive income items” in equity upon adoption.

IFRS 7, Financial Instruments: Disclosures. Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company´s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on AMXs financial position or performance.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company´s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12, Consolidation—Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 12, Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

The Company is currently evaluating the impact of the adoption of this new standard.

4. Cash and Cash Equivalents

	At December 31,
	2010	2011
Cash in banks	Ps. 17,765,427	Ps. 26,025,040
Short-term deposits	78,173,038	33,098,956

	Ps. 95,938,465	Ps. 59,123,996

5. Accounts Receivable, net

a) An analysis of accounts receivable at December 31, 2010 and 2011 is as follows:

	At December 31,
	2010	2011
Subscribers and distributors	Ps. 80,131,506	Ps. 92,744,737
Mobile phone carriers for network interconnection and other services including “el que llama paga” (calling party pays)	11,920,896	12,513,251
Recoverable taxes	12,291,883	33,305,174
Sundry debtors	7,822,509	9,769,013

	112,166,794	148,332,175
Less: Allowance for bad debts due from customers, distributors and mobile phone carriers	(19,002,607)	(23,358,822)

Net	Ps. 93,164,187	Ps. 124,973,353

b) Changes in the allowance for doubtful accounts during the years ended December 31, 2009, 2010 and 2011 were as follows:

	At December 31,
	2009	2010	2011
Balance at beginning of period	Ps.(12,513,427)	Ps.(16,516,604)	Ps.(19,002,607)
Increases recorded in expenses	(11,813,733)	(8,777,914)	(12,111,915)
Charges against the allowance provision	9,609,485	5,903,396	8,252,701
Translation effect	(1,798,929)	388,515	(497,001)

Balance at end of period	Ps.(16,516,604)	Ps.(19,002,607)	Ps.(23,358,822)

c) The following table shows a breakdown of accounts receivable based on their age at December 31, 2010 and 2011, for subscribers and distributors:

	Total	Unbilled services provided about to come due	1-30 days	30-60 days	61-90 days	Greater than 90 days
December 31, 2010	Ps.80,131,506	Ps.41,798,709	Ps.14,975,196	Ps.3,388,262	Ps.2,289,979	Ps.17,679,360
December 31, 2011	Ps.92,744,737	Ps.50,330,552	Ps.16,468,777	Ps.3,655,367	Ps.2,011,698	Ps.20,278,343

6. Inventories, net

An analysis of inventories at December 31, 2010 and 2011 is as follows:

	2010	2011
Mobile phones, accessories, cards and other materials	Ps.27,785,743	Ps.36,479,153
Less: Reserve for obsolete and slow-moving inventories	(1,704,213)	(2,337,836)

Total	Ps.26,081,530	Ps.34,141,317

7. Other assets, net

a) An analysis of other assets at December 31, 2010 and 2011 is as follows:

	2010	2011
Current portion:
Advances to suppliers (including advertising, insurance and maintenance)	Ps. 9,047,540	Ps. 10,515,154
Other	587,893	331,595

	Ps. 9,635,433	Ps. 10,846,749

Non-current portion:
Recoverable taxes	Ps. 3,773,686	Ps. 4,755,091
Advance payments for the use of fiber optics	1,247,565	1,472,364
Prepaid expenses	6,570,627	8,828,966

Total	Ps.11,591,878	Ps. 15,056,421

For the years ended December 31, 2009, 2010 and 2011, the amortization expense for other assets was Ps.200,570, Ps.314,652 and Ps. 398,383, respectively.

8. Property, Plant and Equipment, net

An analysis of property, plant and equipment at December 31, 2010 and 2011 is as follows:

	2010	2011
Telephone plant and equipment	Ps.336,923,824	Ps.412,001,302
Land and buildings	44,187,818	55,250,523
Other assets	51,312,793	65,455,040

	432,424,435	532,706,865
Less: Accumulated depreciation	(73,712,544)	(135,463,376)

Net	358,711,891	397,243,489
Construction in process and advances to equipment suppliers	41,082,331	50,848,277
Inventory for operation of the telephone plant	12,026,165	17,995,007

Total	Ps.411,820,387	Ps.466,086,773

a) An analysis of Property, plant and equipment, net at December 31, 2009, 2010 and 2011 is as follows:

Cost	Telephone plant and equipment	Land and buildings	Other assets	Construction in process and advances to telephone plant suppliers	Inventories for operation of the telephone plant	Total
At January 1, 2009	Ps.270,613,218	Ps.39,583,321	Ps.33,483,863	Ps.36,782,499	Ps.10,064,856	Ps.390,527,757
Additions	74,959,087	2,853,991	15,714,566	39,677,448	10,885,462	144,090,554
Retirements and transfers	(23,178,763)	(590,465)	(2,765,727)	(46,402,477)	(12,711,215)	(85,648,647)
Effect of translation	24,383,870	1,171,276	6,234,060	4,621,270	305,839	36,716,315

At December 31, 2009	346,777,412	43,018,123	52,666,762	34,678,740	8,544,942	485,685,979
Additions	69,658,347	5,563,225	17,013,627	49,295,626	16,090,226	157,621,051
Retirements and transfers	(70,803,070)	(3,994,709)	(15,292,206)	(41,672,926)	(12,408,095)	(144,171,006)
Effect of translation	(8,708,865)	(398,821)	(3,075,390)	(1,219,109)	(200,908)	(13,603,093)

At December 31, 2010	336,923,824	44,187,818	51,312,793	41,082,331	12,026,165	485,532,931
Additions	72,736,548	9,680,678	13,492,397	38,419,430	18,904,313	153,233,366
Retirements and transfers	(16,186,099)	(350,418)	(2,262,172)	(30,439,838)	(13,311,357)	(62,549,884)
Effect of translation	18,527,029	1,732,445	2,912,022	1,786,354	375,886	25,333,736

At December 31, 2011	Ps.412,001,302	Ps.55,250,523	Ps.65,455,040	Ps.50,848,277	Ps.17,995,007	Ps.601,550,149

Cost	Telephone plant and equipment		Land and buildings		Other assets		Construction in process and advances to telephone plant suppliers	Inventories for operation of the telephone plant		Total
Depreciation
At January 1, 2009
Depreciation of the year	Ps.	55,817,970	Ps.	2,486,281	Ps.	13,642,873		Ps.	3,122	Ps.	71,950,246
Retirements and transfers		(9,528,934)		(974,357)		(7,178,373)			(18,840)		(17,700,504
Effect of translation		9,952,735		(108,442)		2,866,213			(6,901)		12,703,605

At December 31, 2009	Ps.	56,241,771	Ps.	1,403,482	Ps.	9,330,713		Ps.	(22,619)	Ps.	66,953,347
Depreciation of the year		63,414,234		$2,933,314		$13,913,627			33,515		80,294,690
Retirements and transfers		(55,238,068)		(3,809,266)		(8,930,180)			(22,509)		(68,000,023)
Effect of translation		(5,592,649)		(350,241)		413,696			(6,276)		(5,535,470)

At December 31, 2010		58,825,288		177,289		14,727,856			(17,889)		73,712,544

Depreciation of the year		68,660,250		1,396,102		12,581,222			4,626		82,642,200
Retirements and transfers		(30,664,840)		(53,910)		(3,211,913)			(7,988)		(33,938,651)
Effect of translation		11,130,430		318,881		1,590,024			7,948		13,047,283

At December 31, 2011	Ps.	107,951,128	Ps.	1,838,362	Ps.	25,687,189		Ps.	(13,303)	Ps.	135,463,376

Book value
At December 31, 2009	Ps.	290,535,641	Ps.	41,614,641	Ps.	43,336,049	Ps.34,678,740	Ps.	8,567,561	Ps.	418,732,632

At December 31, 2010		278,098,536		44,010,529		36,584,937	41,082,331		12,044,054		411,820,387

At December 31, 2011	Ps.	304,050,174	Ps.	53,412,161	Ps.	39,767,851	Ps.50,848,277	Ps.	18,008,310	Ps.	466,086,773

b) At December 31, 2010 and 2011, property, plant and equipment includes the following assets under capital leases:

	2010		2011
Assets under capital leases	Ps.	2,902,679	Ps.	946,583
Accumulated depreciation		(1,160,237)		(559,696)

	Ps.	1,742,442	Ps	386,887

c) In view of the major advances and changes in telecommunications equipment technology, the Company periodically reevaluates the estimated useful lives of its telephone plant and adjusts the remaining useful lives. In 2009, the Brazilian subsidiary (Claro) increased the depreciation rate for its telephone plant of GSM Technology on a prospective basis. In 2010, the Company increased the depreciation rates of its assets that use certain fixed telephony technologies, mainly in Brazil, Colombia, Paraguay and Guatemala. These changes in estimates were made to better reflect technological advances in telecommunications equipment in the Company’s accounting. The increase in depreciation rates gave rise to an increase in depreciation expense for the years ended December 31, 2009 and 2010 of Ps.4,461,748 and Ps.6,291,113, respectively.

d) At December 31, 2011, Embratel has real property and other equipment delivered in guarantee of legal proceedings in the amount of Ps.2,609,023 (Ps.2,686,636 in 2010).

e) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	At December 31,
	2009		2010		2011
Amount invested in the acquisition of qualifying assets	Ps.	29,226,390	Ps.	41,976,901	Ps.	51,240,658
Capitalized interest		1,862,628		2,540,837		3,845,609
Capitalization rate		6.4%		6.1%		7.5%

This amount is being amortized over a period of 7 years, which is the estimated useful life of the plant.

f) Others

In December 2009, Star One entered into an agreement denominated in U.S. dollars with a manufacturer for the construction and launching of the Star One C-3 satellite. The cost of the project is estimated to be approximately Ps. 3,777,408 (US$ 270 million). At December 31, 2011, the amount of construction in process associated with this project amounts to Ps.2,478,777 (Ps.992,842 in 2010).

In January 2012, Star One signed a contract to build a new satellite called Star One C-4, which will be equipped with “Transponder Band Ku” of high potency and its launch is expected to occur in June 2014.

9. Intangible and Other Assets

a) An analysis of intangible and other assets at December 31, 2010 and 2011 is as follows:

	At December 31, 2009
	Balance at beginning of year		Acquisitions		Disposals		Amortization of the year	Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	95,811,743	Ps.	9,237,878						Ps.	105,049,621
Effect of translation								Ps.	6,099,366		6,099,366
Accumulated amortization		(54,032,227)					Ps.(6,585,078)				(60,617,305)

Net		41,779,516		9,237,878			(6,585,078)		6,099,366		50,531,682

Trademarks		12,163,183			Ps	.1,679					12,164,862
Effect of translation									287,104		287,104
Accumulated amortization		(5,749,400)					(1,168,410)				(6,917,810)

Net		6,413,783				1,679	(1,168,410)		287,104		5,534,156

Goodwill		64,706,795									64,706,795
Effect of translation									4,489,371		4,489,371

Net	Ps.	64,706,795						Ps.	4,489,371	Ps.	69,196,166

	At December 31, 2010
	Balance at beginning of year		Acquisitions		Disposals	Amortization of the year	Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	105,049,621	Ps.	4,705,397	Ps.(404,911)				Ps.	109,350,107
Effect of translation		6,099,366						Ps.(1,385,222)		4,714,144
Accumulated amortization		(60,617,305)			248,054	Ps.(9,174,142)				(69,543,393)

Net		50,531,682		4,705,397	(156,857)	(9,174,142)		(1,385,222)		44,520,858

Trademarks		12,164,862		81,612						12,246,474
Effect of translation		287,104						203,952		491,056
Accumulated amortization		(6,917,810)				(1,287,843)				(8,205,653)

Net		5,534,156		81,612		(1,287,843)		203,952		4,531,877

Goodwill		64,706,795								64,706,795
Effect of translation		4,489,371						1,722,801		6,212,172

Net	Ps.	69,196,166					Ps.	1,722,801	Ps.	70,918,967

	At December 31, 2011
	Balance at beginning of year	Acquisitions	Disposals	Amortization of the year	Effect of Translation of foreign subsidiaries, net	Balance at end of year
Licenses and rights of use	Ps.109,350,107	Ps.2,628,249	Ps.(281,397)			Ps.111,696,959
Effect of translation	4,714,144				1,231,521	5,945,665
Accumulated amortization	(69,543,393)	(1,075)	164,135	$(9,731,392)		(79,111,725)

Net	44,520,858	2,627,174	(117,262)	(9,731,392)	1,231,521	38,530,899

Trademarks	12,246,474					12,246,474
Effect of translation	491,056				(299,963)	191,093
Accumulated amortization	(8,205,653)			(1,225,060)		(9,430,713)

Net	4,531,877			(1,225,060)	(299,963)	3,006,854

Goodwill	64,706,795	159,797	(152,285)			64,714,307
Effect of translation	6,212,172				2,111,954	8,324,126

Net	Ps.70,918,967	Ps. 159,797	Ps.(152,285)		Ps.2,111,954	Ps. 73,038,433

b) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2010 and 2011:

2011 Acquisitions

i) During the first quarter of 2011, the Company won a public bid to provide mobile telecommunications services on a nationwide level in Costa Rica. The concession obtained by its subsidiary grants the Company the right to use and exploit the 70Mhz frequency range for a term of 15 years. The upfront amount paid was Ps. 926 million and no further payments need to be made.

ii) As a consequence of the acquisition of Digicel Group described in Note 10, AMX recognized a license for an amount of Ps. 1,149,119 (U.S.$82.1 million approximately). This license grants the Company right to use and exploit the 900 Mhz frequency range for a term of 25 years.

2010 Acquisitions

i) In March 2010, Telcel obtained an extension on the concessions over its 9 regions to install, operate and exploit a public telecommunications network in the allocated frequencies of 835-84/880-890 Mhz, for which it paid Ps.74,843.

ii) In August 2010, Telcel obtained concessions for its 9 operating regions to use, operate and exploit 10 Mhz frequency bandwidth of radiofrequency spectrum for specific purposes in Mexico (Bid 21). These concessions are for periods of up to 20 years as of their issuance date for which the Company paid Ps.3,793,865.

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

This concession has been amortized starting the month after it was issued, using the straight line method based over its respective useful life.

c) Amortization of licenses, rights of use and trademarks for the years ended December 31, 2009, 2010 and 2011 amounted to Ps.7,753,488, Ps.10,461,985, and Ps.10,956,452, respectively.

10. Equity Investments in Associates and Acquisitions

a) An analysis of this caption is as follows

	At December 31,
	2010	2011
Investments in:
Net Serviços de Comunicação, S.A.	Ps.49,675,380	Ps.53,055,002
Other investments	864,075	Ps. 1,163,021

Total	Ps.50,539,455	Ps 54,218,023

b) The following is a summary of changes in the investment in Net Serviços de Comunicação, S.A. (NET) during the years ended December 31, 2009, 2010 and 2011:

	Balance at January 1, 2009	Equity Interest Acquired	Equity Interest in net income of associate	Effect of translation	Balance at December 31, 2009

NET	Ps.11,156,688		Ps.1,859,064	Ps.3,551,946	Ps.16,567,698

	Balance at December 31, 2009	Equity Interest Acquired	Equity Interest in net income of associate	Effect of translation	Balance at December 31, 2010

NET	Ps.16,567,698	Ps.31,524,315	Ps.1,432,726	Ps.150,641	Ps.49,675,380

	Balance at December 31, 2010	Equity interest acquired	Equity interest in net income of associate	Effect of translation	Balance at December 31, 2011

NET	Ps.49,675,380	Ps.1,185,359	Ps.1,856,331	Ps.337,932	Ps.53,055,002

c) The following is a description of the major acquisitions during the years ended December 31, 2010 and 2011:

Acquisitions 2010

Net Serviços de Comunicação, S.A. (NET)

On October 13, 2010, AMX’s subsidiary, Embratel, purchased 155,415,666 preferred shares, no par value, of NET through a public offering. A sufficient number of preferred shares were tendered into the offer to give rise to a shareholder put right at the offer price adjusted for inflation through settlement of the put. The period for exercising the shareholder put right expired on January 13, 2011. A total of 49,847,863 preferred shares, equivalent to 21.81% of outstanding preferred shares as of October 13, 2010, were tendered during the shareholder put right period, bringing the final number of preferred shares tendered into the offer to 193,701,299. The total purchase price of all preferred shares acquired pursuant to the tender offer was approximately R$ 4.3 billion (Ps. 31,525 million at the exchange rate as of January 13, 2011) paid in cash.

As a result of these acquisitions, at December 31, 2010 and 2011, AMX, through Embratel Participações, S.A (Embrapar) and Embratel, had an equity interest in NET (directly and indirectly) of 84.8% and 87.5%, respectively.

The investment in NET was not consolidated by AMX as of December 31, 2010 and 2011 because the Company did not have a controlling interest in the voting common shares at that time.

In September 2011, the Brazilian Congress lifted the 49% cap on foreign ownership of cable operators. Consequently, regulatory approval from Anatel was given to Embrapar to obtain control in NET in February 2012. As a result of this approval, AMX was legally entitled to exercise control over NET and accordingly began to consolidate NET in its financial statements during the first quarter of 2012.

The following tables show condensed consolidated financial information of NET:

Net Serviços de Comunicação, S.A.

Condensed Consolidated Statements of Financial Position

(Thousand of Mexican pesos)

	As of December 31,
	2010		2011
Assets
Current assets	Ps.	15,880,829	Ps.	12,150,510
Non current assets		48,300,106		63,961,551

Total of assets	Ps.	64,180,935	Ps.	76,112,061

Liabilities and equity
Current liabilities	Ps.	9,373,879	Ps.	12,968,905
Non current liabilities		26,095,392		25,857,182

Total of liabilities		35,469,271		38,826,087
Total of equity		28,711,664		37,285,974

Total of liabilities and equity	Ps.	64,180,935	Ps.	76,112,061

Condensed Consolidated Statements of Income

	As of December 31,
	2009		2010		2011
Operating revenues, net	Ps.	28,810,704	Ps.	36,051,290	Ps.	45,631,540
Operating costs and expenses		24,788,693		31,510,857		41,117,974

Operating income		4,022,011		4,540,433		4,513,566

Net profit	Ps.	4,622,785	Ps.	2,559,185	Ps.	2,005,330

As a result of AMX obtaining control of NET in February 2012, the Company must recognize the acquisition as a business combination in accordance with IFRS 3 based on the fair value of NET’s assets acquired, liabilities assumed and the non-controlling interest. Accordingly, the Company will derecognize its equity method investment in NET and recognize the difference between its carrying value and the fair value of the non-controlling interest at the acquisition date in comprehensive income. The fair value of the assets acquired and liabilities assumed will be consolidated into the Company’s statement of financial position, and NET’s future operating results will be consolidated in the statement of comprehensive income. The Company is still in the process of determining the fair value of NET’s assets and liabilities and the related derecognition of the equity method investment.

Acquisitions 2011

Other

Star One S.A.

In July 2011, our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of Ps.2,716 million (US$ 235 million). Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One, so that Embratel now owns all of the shares.

Digicel Group Limited

On November 30, 2011, América Móvil announced that as a result of the agreement entered into with Digicel Group Limited and its affiliates (“Digicel”), during the first quarter of 2011, it has acquired as of the date hereof 100% of Digicel’s operations in Honduras and consummated the sale of its operations in Jamaica to Digicel. The amount paid was Ps. 4,733,385.

The Company is in the process of determining the final fair value of the net assets acquired in order to be able to apply the purchase price allocation.

Subsequent events

a)	On January 6, 2012, América Móvil, entered into an agreement with Claxson Interactive Group, Inc. during the fourth quarter of 2011, and has acquired as of such date 100% of the shares representing the capital stock of DLA, Inc. (“DLA”). The amount paid was Ps. 615,927 (US$ 50 million).

DLA is the leading corporation in the development, integration and delivery of entertainment products made for digital distribution in Latin America.

b)	On January 26, 2012, the Brazilian regulator (Agencia Nacional de Telecomunicaciones de Brasil “ANATEL”) approved that the control of NET could be transferred to Embratel Participaçoes, S.A (Embrapar). This authorization allows Embrapar to exercise the purchase option related to the common voting shares of NET that are owned by GB Empreendimentos e Participacoes S.A. (GB), which is the entity that controls NET. Once the option is exercised, Embrapar jointly with its subsidiary Embratel will have the controlling interest in NET.

On March 5, 2012, Embrapar acquired the 1,077,520 common voting shares owned by GB that were included in the purchase option. The amount paid to acquire these shares was Ps. 47,649 million (R$ 6,439 million). The shares acquired represent 5.5% of the outstanding common voting shares of NET; increasing Embrapar’s ownership of the outstanding shares with voting rights to 54.5%.

As a result of that transaction, direct and indirect equity participation of the Company in NET is 90.0%. With this acquisition, AMX expects to increase its activities in the Brazilian telecommunication market.

11. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates for the servicing of its long-term debt of Ps.353,975,487 as of December 31, 2011, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the loans. No collateral or other amounts are given as a guarantee in connection with these transactions. The weighted average interest rate of the total debt is 4.6%.

An analysis of the derivative financial instruments contracted by the Company at December 31, 2010 and 2011 is as follows:

	At December 31,
	2010				2011
Instrument	Notional amount in millions		Fair value in millions		Notional amount in millions		Fair value in millions
Swaps Dollar-Peso	US$	3,592	Ps.	5,220	US	2,801	Ps.	8,181
Swaps Euro-Peso		€244		(342)		€306		454
Swaps Euro-Dollar		€123		36		€955		(456)
Swaps Yen-Dollar		¥13,000		576		¥6,900		6
Swaps Yen-Peso		¥19,891		1,006
Swaps CHF-Euro		230		501				—
Swaps CHF-Dollar				—		230		(63)
Interest rate swaps in Pesos	Ps.	16,649		(1,526)		$12,840		(1,496)
Forwards Dollar-Peso	US$	1,673		(150)	US$	3,408		1,133
Forwards Pound-Peso						25		17
Forwards Euro-Dollar				—		90		2

Total asset			Ps.	5,321			Ps.	7,778

Interest rate swaps	Ps.	9,400	Ps.	(454)	Ps.	9,400	Ps.	(851)
Forwards Reales-Dollar				—		50		(22)

Total liability			Ps.	(454)			Ps.	(873)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2009, 2010 and 2011 amounted to a (loss) gain of Ps. (8,571,230), Ps. (9,141,976) and Ps.10,889,940, respectively, and such amounts are included in the statement of comprehensive income as part of the caption “Valuation of derivatives and other financial items, net”.

12. Employee Benefits

a) An analysis of the net liability for employee benefits is as follows:

	At December 31,
	2010		2011
Mexico	Ps.	77,531	Ps.	113,861
Ecuador		62,477		73,351
Brazil		2,483,463		1,913,544
Puerto Rico		10,261,508		11,214,980

Total	Ps.	12,884,979	Ps.	13,315,736

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

The following tables show the net benefit cost and liabilities for labor obligations related to the funds and costs associated with these pension and post-retirement plans at December 31, 2010 and 2011:

	At December 31,
	2010				2011
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	18,029,248	Ps.	8,829,662	Ps.	18,764,099	Ps.	9,276,354
Service cost		232,830		72,746		257,771		99,977
Financing cost on projected benefit obligation cost		989,746		475,600		1,104,092		527,196
Actuarial loss (gain)		1,882,297		913,352		1,637,459		677,230
Other amended plans				54,149		(122,671)		130,009
Payments from trust fund				(201,866)				(899,653)
Expected partial reimbursements				11,356
Benefits paid		(1,401,372)		(404,263)		(1,714,500)		(472,949)
Effect of translation		(968,650)		(474,382)		2,480,146		1,226,100

Projected benefit obligation at end of year	Ps.	18,764,099	Ps.	9,276,354	Ps.	22,406,396	Ps.	10,564,264

Projected benefit obligation total (PBO)			Ps.	28,040,453			Ps.	32,970,660

Accumulated benefit obligation (ABO)			Ps.	18,619,926			Ps.	24,210,778

Changes in plan assets:
Established fund at beginning of year	Ps.	13,798,568	Ps.		Ps.	12,786,011	$
Actual return on plan assets		954,922				1,039,071
Employee contributions		641,419		338,758		1,205,972		472,949
Payments from trust fund				54,149
Benefits paid		(1,392,265)		(392,907)		(1,704,248)		(472,949)
Actuarial loss (gain)		(475,281)				(733,138)
Effect of translation		(741,352)				1,689,993

Established fund at end of year	Ps.	12,786,011	Ps.		Ps.	14,283,661

Plan asset shortfall	Ps.	(5,978,088)	Ps.	(9,276,354)	Ps.	(8,122,735)	Ps.	(10,564,264)
Unrecognized actuarial loss, net		5,016,009		988,627		7,544,116		1,731,239
Past services and changes in plans		(576,378)		(435,324)		(590,412)		(1,212,924)

Total liabilities, net	Ps.	(1,538,457)	Ps.	(8,723,051)	Ps.	(1,169,031)	Ps.	(10,045,949)

Net period cost

An analysis of the net period cost for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009				2010				2011
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Service cost	Ps.	272,015	Ps.	79,899	Ps.	232,830	Ps.	72,746	Ps.	257,771	Ps.	99,977
Financing cost on projected benefit obligation		1,101,801		515,593		989,746		475,600		1,104,092		527,196
Actual return on plan assets		(1,163,528)				(954,922)				(1,039,071)
Effect of adjustments		(113,682)								50,365
Net actuarial loss		8,925		3,119		99,475		11,504		332,445		65,290
Past services and changes in plans		(43,507)		(12,157)		(54,893)		(61,607)		(62,148)		(179,591)

	Ps.	62,024	Ps.	586,454	Ps.	312,236	Ps.	498,243	Ps.	643,454	Ps.	512,872

Actuarial assumptions

The average rates used in determining the net period cost for 2010 and 2011 were as follows:

	2010	2011
Discount rate	5.90%	5.30%
Long-term rate of return	7.50%	7.25%
Rate of future salary increases	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2010	2011
Percentage of increase in health care costs for the coming year	6.7%	6.5%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	2010	2011
Percentage of increase in health care costs for the following year	6.9%	6.7%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2021

The projected return on plan assets is as follows:

	2010	2011
Equity instruments	4.3%	11.8%
Debt instruments	6.9%	9.6%
Cash and cash equivalents	1.0%	0.1%

Plan assets

The percentages invested in plan assets are as follows:

	Post-retirement benefits
	2010	2011
Equity instruments	1.54%	14.96%
Debt instruments	48.06%	48.56%
Cash and cash equivalents	50.40%	36.48%

	100.00%	100.00%

c) Brazil (Embratel)

Embratel has a defined benefit pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) granted to participants in the DBP. The liabilities (assets) recognized at December 31, 2010 and 2011 under such plans are as follows:

	At December 31,
	2010		2011
DBP and MAP	Ps.	2,100,878	Ps.	1,552,335
DCP		382,585		361,209

Total liabilities, net	Ps.	2,483,463	Ps.	1,913,544

Pension plan

An analysis of obligations under the DBP, DCP and MAP at December 31, 2010 and 2011, as well as the changes in such plans during the years ended December 31, 2010 and 2011, is as follows:

	At December 31,
	2010		2011
Projected benefit obligation at beginning of year	Ps.	12,559,734	Ps.	14,796,418
Service cost		333		82
Financing cost on projected benefit obligation		1,344,463		1,540,995
Actuarial loss (gain)		2,090,176		(290,429)
Payments from trust fund		(1,058,467)		(1,132,232)
Effect of translation		(139,821)		83,850

Projected benefit obligation at end of year	Ps.	14,796,418	Ps.	14,998,684

Changes in plan assets:
Established fund at beginning of year	Ps.	12,309,992	Ps.	15,606,426
Actual return on plan assets		1,316,704		1,714,096
Actuarial loss (gain)		3,008,667		379,243
Employee contributions		166,571		171,378
Payments from trust fund		(1,058,467)		(1,132,232)
Effect of translation		(137,040)		88,442

Established fund at end of year	Ps.	15,606,427	Ps.	16,827,353

Plan asset surplus	Ps.	810,009	Ps.	1,828,669
Unrecognized actuarial loss, net		(2,910,887)		(3,381,004)

Total liabilities, net	Ps.	(2,100,878)	Ps.	(1,552,335)

Net period cost

An analysis of the net period cost for the years ended December 31, 2009, 2010 and 2011 is as follows:

	At December 31,
	2009		2010		2011
Service cost	Ps.	193	Ps.	331	Ps.	82
Financing cost on projected benefit obligation		1,338,914		1,344,463		1,540,995
Projected return on plan assets		(1,247,229)		(1,316,704)		(1,714,096)
Amortization of actuarial (gains) losses		(40,653)		(97,320)		(216,061)

	PS.	51,225	Ps.	(69,230)	Ps.	(389,080)

Actuarial assumptions

The average rates used in determining the net period cost for 2010 and 2011 were as follows:

	2010	2011
Long-term rate of return	11.25%	11.42%
Rate of future salary increases	4.50%	4.50%
Discount rate	10.75%	11.09%

Plan assets

The percentages invested in plan assets are as follows:

	At December 31,
	2010	2011
Debt instruments	88.06%	91.26%
Equity instruments	7.88%	6.27%
Other investments	4.06%	2.47%

	100.00%	100.00%

DCP

Embratel makes contributions to the DCP through Embratel Social Security Fund—Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (between 3% and 12% of their salaries). Embratel contributes the same percentage as the employee, capped at 8% of the participant’s balance. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. This liability is being amortized over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2011, the balance of the DCP liability was Ps.361,209 (Ps.382,585, at December 31, 2010).

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

Telmex has established an irrevocable trust fund and makes annual contributions to that trust fund, which are considered deductible for purposes of income tax and employee profit sharing. The most important information related to labor obligations is as follows:

Analysis of changes in the defined benefit obligation

	At December 31,
	2010	2011
Defined benefit obligation at beginning of year	Ps. 197,332,833	Ps. 216,927,167
Service cost	4,850,844	5,036,684
Financing cost on projected benefit obligation	17,751,583	19,418,689
Actuarial loss	7,608,718	5,025,389
Payments to employees	(6,438,985)	(11,472,579)
Payments from trust fund	(4,177,826)	(710,120)

Defined benefit obligation at end of year	Ps. 216,927,167	Ps. 234,225,230

Analysis of changes in plan assets

	At December 31,
	2010	2011
Established fund at beginning of year	Ps. 163,995,375	Ps. 180,580,128
Projected return on plan assets	19,680,678	21,665,379
Actuarial gain (loss)	1,081,612	(16,988,768)
Contributions to trust fund	289	—
Payments from trust fund	(4,177,826)	(710,120)

Established fund at end of year	Ps. 180,580,128	Ps. 184,546,619

Analysis of the pension asset

	At Decemer 31,
	2009	2010	2011
Plan assets shortfall for the defined benefit obligation	Ps.(33,337,458)	Ps.(36,347,039)	Ps.(49,678,611)
Unamortized actuarial loss	48,462,508	52,571,969	71,964,612
Past services and changes in plan	89,142	65,437	41,732

Pension asset	Ps. 15,214,192	Ps. 16,290,367	Ps. 22,327,733

Analysis of net period cost for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Service cost	Ps. 4,431,755	Ps. 4,850,844	Ps. 5,036,684
Financing cost on projected benefit obligation	15,861,542	17,751,583	19,418,689
Projected return on plan assets	(17,568,093)	(19,680,678)	(21,665,379)
Amortization of past services and transition liability	23,705	23,705	23,705
Amortization of variances in assumptions	2,251,716	2,418,254	2,621,515

Net period cost	Ps. 5,000,625	Ps. 5,363,708	Ps. 5,435,214

The rates used in the actuarial studies at both December 31, 2010 and 2011 were as follows:

Nominal rates %
Discount of labor obligations:
Long-term average	9.2
Salary increase:
Long-term average	4.5

Plan assets

The percentages invested in plan assets at December 31, 2010 and 2011 are as follows:

	2010	2011
Equity instruments	53.6	50.4
Debt instruments	46.4	49.6

	100.0	100.0

As of December 31, 2011, the fair value of Telmex’s securities held by the plan assets was Ps.1,482,834 (Ps.3,368,416 at December 31, 2010). Also, the plan assets of Telmex include 44.4% and 44.7% of securities of the Company and other related parties at December 31, 2011 and 2010, respectively. The purchases and sales of these securities made by the plan were at market value.

	Post-retirement mortality for pensioners more than 65 years old
	2010	2011
Pension plan:
Men	1.94%	1.94%
Women	1.94%	1.94%

In 2011, the net actuarial loss of Ps. 22,014,157 is comprised of (i) an actuarial loss of Ps. 16,988,768 resulting from the behavior in the plan assets due to increases in the value of equity instruments, and in fixed-yield instruments due to variances in the reference rates, and (ii) an actuarial loss of Ps. 5,025,389, due primarily to the fact that the number of employees who retired exceeded the number of estimated retirements at the beginning of the year, and that the increases in salaries and pensions for retired personnel exceeded the increases estimated at the beginning of the year.

In 2010, the net actuarial loss of Ps.6,527,106 is comprised of (i) an actuarial gain of Ps.1,081,612 resulting from the behavior in the plan assets due to increases in the value of equity instruments, and in fixed-yield instruments due to variances in the reference rates, and (ii) an actuarial loss of Ps.7,608,718, due primarily to the fact that the number of employees who retired exceeded the number of estimated retirements at the beginning of the year, and that the increases in salaries and pensions for retired personnel exceeded the increases estimated at the beginning of the year.

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

e) In the case of Mexico (Telcel) and Ecuador, the net period cost of other benefits for the years ended December 31, 2009, 2010 and 2011 was Ps.50,551, Ps.46,447 and Ps.57,965, respectively, for Mexico, and Ps.13,077, Ps.8,706 and Ps.12,095, respectively, for Ecuador.

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

13. Accounts Payable and Accrued Liabilities

a) An analysis of the caption Accounts payable and accrued liabilities is as follows:

	At December 31,
	2010	2011
Suppliers	Ps. 79,306,314	Ps. 92,484,803
Sundry creditors	25,752,651	37,982,974
Interest payable	4,928,705	6,242,819
Accrued expenses and other provisions	31,534,351	37,156,996
Guarantee deposits	1,311,837	1,753,530
Dividends payable	2,761,069	3,119,333

Total	Ps.145,594,927	Ps.178,740,455

b) An analysis of accrued expenses and other provisions at December 31, 2010 and 2011 is as follows:

	Balance at December 31, 2009	Effect of translation	Increase of the year	Applications		Balance at December 31, 2010
				Payments	Reversals
Direct employee benefits payable	Ps. 5,692,129	Ps.(137,127)	Ps.10,398,406	Ps.(7,146,085)	Ps. (55,170)	Ps. 8,752,153
Asset retirement obligations	3,481,706	(41,959)	1,583,676	(245,637)	(96,377)	4,681,409
Contingencies	13,388,439	(206,161)	5,912,733	(700,718)	(293,504)	18,100,789

	Ps.22,562,274	Ps.(385,247)	Ps.17,894,815	Ps.(8,092,440)	Ps.(445,051)	Ps.31,534,351

	Balance at December 31, 2010	Effect of translation	Increase of the year	Applications		Balance at December 31, 2010
				Payments	Reversals
Direct employee benefits payable	Ps. 8,752,153	Ps. 75,425	Ps.10,195,237	Ps.(10,764,332)	Ps.(64,395)	Ps. 8,194,088
Asset retirement obligations	4,681,409	79,891	1,661,841	(29,960)	(5,952)	6,387,229
Contingencies	18,100,789	266,616	5,034,512	(819,307)	(6,931)	22,575,679

	Ps.31,534,351	Ps.421,932	Ps.16,891,590	Ps.(11,613,599)	Ps.(77,278)	Ps.37,156,996

14. Other Financial Assets and Liabilities

Fair value hierarchy

At December 31, 2010 and 2011, América Móvil had the following financial instruments measured at fair value shown in the statement of financial position.

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

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

Measurement of fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Derivatives		Ps. 5,004,483		Ps. 5,004,483
Pension plan assets	Ps 208,972,566			208,972,566

Total	Ps.208,972,566	Ps. 5,004,483		Ps.213,977,049

Liabilities:
Debt	Ps.236,888,485	Ps.90,050,880		Ps.326,939,365
Derivatives		453,932		453,932

Total	Ps.236,888,485	Ps.90,504,812		Ps.327,393,297

Measurement of fair value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Derivatives		Ps. 7,777,953		Ps. 7,777,953
Pension plan assets	Ps.215,657,633			215,657,633

Total	Ps.215,657,633	Ps. 7,777,953		Ps.223,435,586

Liabilities:
Debt	Ps.390,859,513	Ps.22,879,282		Ps.413,738,795
Derivatives		873,398		873,398

Total	Ps.390,859,513	Ps.23,752,680		Ps.414,612,193

For the years ended December 31, 2010 and 2011, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

15. Deferred Revenues

An analysis of deferred revenues at December 31, 2009, 2010 and 2011 is as follows:

	At December 31,
	2009	2010	2011
At January 1	Ps. 21,648,610	Ps. 28,937,442	Ps. 29,054,414
Increase during the year	239,673,027	242,834,356	305,334,487
Recognized as revenues	(232,751,486)	(242,258,878)	(306,309,173)
Effect of translation	367,291	(458,506)	1,344,747

	Ps. 28,937,442	29,054,414	Ps. 29,424,475

Short-term	Ps. 23,475,052	Ps. 25,064,230	Ps. 26,248,679
Long-term	5,462,390	3,990,184	3,175,796

	Ps. 28,937,442	Ps. 29,054,414	Ps. 29,424,475

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the statement of income when they are realized.

16. Debt

The Company’s short- and long-term debt consists of the following:

		At December 31, 2011
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps. 1,636,312
	ECA credits (floating rate)	L + 0.3%, L + 0.35%, L + 0.50% y L + 0.75%	2018	6,780,181
	Fixed-rate notes	2.375% - 6.375%	2040	167,854,707
	Lines of credit	L + 0.25% L + 0.35% L + 0.325%	2014	14,015,863

	Subtotal U.S. dollars			190,287,063

Euros
	ECA credits (fixed rate)	2.00%	2022	177,004
	Fixed-rate notes	3.75%,4.125% y 4.75%	2022	49,865,633

	Subtotal Euros			50,042,637

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012	55,000
	Fixed-rate notes	4.10%-10.20%	2037	41,680,565
	Floating-rate notes	Cetes + 0.55% & TIIE + -0.10%-1.50%	2016	32,600,000

	Subtotal Mexican pesos			74,335,565

Reais
	Lines of credit	4.50%, 8.78% y 9.20%, IPCA + 0.5% & LTIR+4.5%	2021	2,707,482

	Subtotal Brazilian reais			2,707,482

Colombian pesos	Bonds	CPI + 6.8% & 7.59%	2016	4,464,945

	Subtotal Colombian pesos			4,464,945

Other currencies	Bonds	1.23% - 6.41%	2039	43,066,551
	Leases	2.75% - 8.97%	2027	527,535
	Lines of credit	L + 0.33%, BAR +0.40% y 0.425%, Tasa Badlar & 10.00% - 19.45%	2014	15,187,024

	Subtotal other currencies			58,781,110

	Total debt			380,618,802

	Less: Short-term debt and current portion of long -term debt			26,643,315

	Long-term debt			Ps.353,975,487

		At December 31, 2010
Currency	Loan	Rate	Maturity from 2011 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps. 1,708,061
	ECA credits (floating rate)	L + 0.35%, L + 0.39%, L + 0.75% & L + 1.50%	2019	17,832,081
	Fixed-rate notes	3.625% - 6.375%	2040	114,308,303
	Lines of credit	L + 0.25% - 4.23% & 4.50%	2014	13,515,748
	Leases	7.00% - 7.50% & RLR + 1.06	2012	51,235

	Subtotal U.S. dollars			147,415,428

Euros
	ECA credits (fixed rate)	2.00%	2022	185,912
	Fixed-rate notes	3.75% and 4.75%	2022	28,942,800

	Subtotal Euros			29,128,712

Mexican pesos
	Lines of credit	TIIE + 0.60%	2011	46,000
	Fixed-rate notes	4.10% - 10.20%	2037	41,474,529
	Floating-rate notes	Cetes + 0.55% & TIIE + -0.10% - 1.50%	2016	37,100,000

	Subtotal Mexican pesos			78,620,529

Reais
	Lines of credit	4.50%, 8.78% and 9.20% & LTIR + 4.5%	2020	2,960,139

	Subtotal Brazilian reais			2,960,139

Colombian pesos
	Bonds	CPI + 6.8% & 7.59%	2016	4,002,864

	Subtotal Colombian pesos			4,002,864

Other currencies
	Bonds	1.49% - 6.41%	2039	23,207,510
	Leases	2.75% - 8.97%	2027	913,536
	Lines of credit	L + 0.33%, BAR + 0.40% & 0.425%, Badlar rate & 4.76% - 19.45%	2014	16,851,438

	Subtotal other currencies			40,972,484

	Total debt			303,100,156

	Less: Short-term debt and current portion of long-term debt			9,039,204

	Long-term debt			Ps.294,060,952

Legend:

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican weighted Interbank Interest Rate

CPI = Consumer price index

RLR = Reference Liability Rate

LTIR = Long-term Interest Rate

Cetes = Mexican Treasury Certificates

BAR =Bankers and Financial Institutions Association Rate

Baldar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million of Argentinean pesos

ECA = Export Credit Agreement

IPCA =consumer price index produced by Instituto Brasileiro de Geografia e Estatistica (IBGE)

Except for the fixed-rate senior notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2011 and 2010 was approximately 5.0% and 5.2%, respectively.

Such rate does not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2010 and 2011 is as follows:

	2010	2011
Senior notes		Ps. 648,424
Domestic senior notes	Ps.4,500,000	10,300,000
Lines of credit used	600,416	9,568,760
Other	234,182	200,710

Total	Ps.5,334,598	Ps.20,717,894

Weighted-average interest rate	5.3%	5.1%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2013	Ps. 20,174,342
2014	35,187,810
2015	38,091,324
2016	44,859,326
2017	32,960,588
2018 and thereafter	182,702,097

Total	Ps.353,975,487

Senior Notes—At December 31, 2011 and 2010, the Company has senior notes issued in U.S. dollars of US$ 11,998 million and US$ 9,250 million, respectively (Ps. 167,855 and Ps.114,308 million, respectively) maturing from 2014 to 2040. As of December 31, 2011 and 2010 the Company also had senior notes issued in Mexican pesos of Ps.74,281 million and Ps. 78,575, respectively, maturing in 2012 and 2037. In 2010, América Móvil issued eleven new senior notes as follows: Ps.4,600 million and Ps.7,000 million (in Mexican pesos); 743 million investment units (UDIs) (equivalent to Ps.3,301 Mexican pesos); US$ 750 million, US$ 2,000 million and US$ 1,250 million; 5 million UFs (Unidades de Fomento) (equivalent to 105,460 Chilean pesos); 230 million Swiss francs; 750 million and 1,000 million Euros; and 650 million pounds sterling.

In 2011 América Móvil issued seven new senior notes as follows: US$ 750 million and US$ 2,000 million; 270 million Swiss francs, ¥6,900 and ¥5,100 million of yen. 1,000 million Euros and 500 million pounds sterling.

Lines of credit granted or guaranteed by export credit agencies—The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase equipment for export from their respective countries. The outstanding balance under these plans at December 31, 2011 and 2010 is approximately Ps. 8,593 million and Ps.19,726 million, respectively.

Domestic notes

At December 31, 2010, debt under domestic notes aggregates to Ps.61,203 million. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE). At December 31, 2011, debt under domestic notes aggregates to Ps. 56,909 million. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE), Cetes and IDC.

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps.20,000 million.

Early payment of debt

In 2011 and 2010, the Company made payments and advance payments against its debt with third parties of approximately Ps. 23 billion in both years.

General

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). In certain instruments Telcel is subject to similar ratios and covenants as AMX. Also, Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 a 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

Restrictions (TELMEX):

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

At December 31, 2011 and 2010, the Company complied with all the conditions established in our debt agreements.

At December 31, 2011, approximately 70% of América Móvil’s total outstanding consolidated debt is guaranteed by Telcel.

Subsequent events

On February 1, 2012, AMX issued 3.5% Senior Notes due 2015 for an aggregate principal amount of CNY (Chinese Yuan) 1,000 million (Ps. 2,066 million or US$ 160 million, approximately).

17. Commitments and Contingencies

a) Leases

At December 31, 2010 and 2011, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

At December 31, 2011, the Company has the following non-cancelable commitments under finance and operating leases:

Year ended December 31	Finance leases	Operating leases
2012	Ps.309,106	Ps. 4,851,585
2013	105,359	3,855,366
2014	31,589	3,067,855
2015	31,589	2,521,949
2016	31,589	1,872,572
2017 and thereafter	124,426	3,807,011

Total	633,658	Ps.19,976,338

Less: interest	(106,123)

Present value of net minimum lease payments	527,535
Less current portion	285,513

Long-term obligations	Ps.242,022

Rent expense for the years ended December 31, 2009, 2010 and 2011 was Ps.10,788,990, Ps.8,318,926 and Ps.11,658,034, respectively.

b) Commitments

At December 31, 2011, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM and 3G networks for an amount up to approximately US$ 2,924 million (approximately Ps. 36,320 million). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

Cempresa

In 2008, Centro Empresarial Cempresa S.A. and Conecel Holding Limited (collectively, the “Plaintiffs”), filed suit in the Supreme Court of the State of New York against several defendants, including the Company, alleging, among other things, breach of contract, fraud, fraudulent inducement and unjust enrichment in connection with the sale of their shares of Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”), one of the Company’s subsidiaries. Plaintiffs contended in the lawsuit that the defendants wrongfully deprived them of a right to receive shares of the Company in exchange for their shares in Conecel and sought approximately $12,591 million (approximately US$900 million), the alleged value of the Company’s shares they claimed they should have received. In June 2011, the highest court in New York – the Court of Appeals of New York – unanimously affirmed a judgment granting a motion to dismiss the complaint, and the case was then settled.

Telcel

COFECO—Monopolistic practices investigations

Telcel is the target of three COFECO probes into alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones from and to third parties. In these two probes, COFECO determined that Telcel engaged in anti-competitive behavior, and the agency imposed fines totaling $6.7 million and ordered that Telcel’s cease the alleged monopolistic practices immediately. Telcel has challenged COFECO’s findings and fines in the courts, but no final ruling in this regard has been issued. We have not established a provision in the accompanying financial statements for loss arising from these contingencies.

The third probe concerns alleged monopolistic practices in the mobile termination (interconnection) market. On April 15, 2011, COFECO notified Telcel of a ruling whereby it levied a fine of $11,989 million for alleged monopolistic practices that according to COFECO also constituted a repeat offense. COFECO alleges that some of the rates Telcel offers its own callers are lower than the mobile termination rate Telcel charges other carriers, which prevents said carriers from being able to provide similar pricing to their customers. Telcel, which disputes the conclusion that its pricing practices were monopolistic and the determination that there was a repeat offense, submitted a petition for reconsideration (recurso de reconsideración) to COFECO seeking review of COFECO’s ruling. Under Mexican law, the submission of this petition automatically suspends the effectiveness of the April 2011 resolution. Accordingly, we expect that Telcel’s petition for reconsideration will be decided by the remaining COFECO commissioners during the second quarter of 2012. If COFECO resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against COFECO’s resolution. During the pendency of such a judicial petition, the application of the resolution can be suspended upon Telcel providing the court with assurances of its ability to pay the fine in the event of an unfavorable outcome. The matter will be resolved by the courts. In addition, while there can be no assurance, we believe that payment of the fine arising from the COFECO’s resolution is not probable.

Consequently, as of today we have not established a provision in the accompanying financial statements for loss arising from this contingency. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, in which event our financial position would be negatively affected.

Mobile termination rates

Under the Calling Party Pays system, when a customer of one operator (mobile or fixed) places a local or long-distance call to a customer of another operator, the first operator pays the second a fee, which is referred to as a mobile termination rate.

Under Mexican law, mobile termination rates are negotiated between operators. However, since 2005 there has been extensive controversy in Mexico concerning mobile termination rates, and Telcel has not always been able to reach an agreement on the annual mobile termination rates with certain operators. These operators have asked COFETEL or the Mexican Ministry of Communications and Transportation (“SCT”), to set the applicable mobile termination rates. COFETEL and the SCT have issued resolutions setting lower mobile termination rates for these operators than those Telcel had agreed on with other operators. In addition, COFETEL and the SCT have issued resolutions regarding the calculation of total use of the network by these operators that are different from those Telcel had agreed on with other operators. We have challenged these resolutions in court, and our challenges are in different stages. Prior to 2011, our challenges to these resolutions could result in a suspension of the application of the mobile termination rates set by the resolutions. However, a 2011 decision of the Mexican Supreme Court of Justice (Suprema Corte de Justicia de la Nación or “SCJN”), eliminated these suspensions from that date on. Accordingly, all operators elect to pay Telcel the lower interconnection rates set by the resolutions, as we are required by law to offer such operators the lowest rates charged to other operators.

In January 2012, in a proceeding (juicio de amparo) initiated by Telcel against an SCT resolution relating to mobile termination rates, the SCJN ruled that COFETEL has exclusive authority over termination rates matters. Therefore, the SCT may not review resolutions issued by COFETEL, and resolutions issued by the SCT on such matters may be revoked. However, the SCJN’s full ruling has not yet been notified to TELCEL, and therefore, we cannot estimate what its impact will be.

The Company expects that mobile termination rates will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict, although they could materially reduce Telcel’s mobile termination revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Telcel and the operators it reached an agreement with for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such operators for certain periods from 2005 to 2010. We have established provisions in the accompanying financial statements for the losses we consider probable and estimable, but we cannot estimate the amount of possible loss.

Short Message Services (SMS)

The Mexican Tax Administration Service (“SAT”), notified Telcel of tax assessments totaling $105.4 million alleging nonpayment of royalties for revenues generated by short message services during 2004. SAT is alleging that Telcel owes such amounts because short message services constitute concessioned services. We have challenged the assessments on the grounds that short message services are value-added services that are not concessioned services. In other proceedings, COFETEL has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services and are therefore concessioned services. Telcel is also currently disputing these rulings in an administrative proceeding. We have established a provision in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Trademarks Tax Assessments

In March 2006, the SAT notified Telcel of an assessment of $281.7 million ($155.8 million plus adjustments, fines and late fees), related to Telcel’s deduction in 2003 of certain trademark royalty payments. The SAT took the position that the payments constituted an investment by Telcel and therefore the deduction should have been taken over the course of several years and not in a single year. In June 2007, the SAT notified the Company of an assessment of $541.5 million ($258.5 million plus adjustments, fines and late fees), related to the same payments described in the March 2006 assessment aforementioned. Under the tax consolidation regime applicable in Mexico at the time, Telcel was permitted to take up to 40% of the deduction, while the parent company was permitted to take the remaining 60%. This June 2007 assessment relates to the Company’s portion of the deduction. We challenged each of the two assessments relating to 2003 in federal tax courts. The two challenges were combined because of the similarities in facts and legal issues presented. The tax court upheld the assessments. We then challenged the assessments in the courts of general jurisdiction, and our challenge is still pending.

In December 2007, the SAT notified Telcel of an assessment of $453.6 million ($243.6 million plus adjustments, fines and late fees), in connection with a deduction of certain advertising expenses in 2004. The SAT took the position that the payments of advertising expenses were not deductible because Telcel also paid royalties relating to the same trademarks. In July 2011, the SAT notified the Company of an assessment of $773.0 million ($292 million plus adjustments, fines and late fees), related to the same payments described in the December 2007 assessment above. Under the consolidation regime applicable in Mexico at the time, Telcel was permitted to take up to 40% of the deduction, while the parent company was permitted to take the remaining 60%. This July 2011 assessment relates to the Company’s portion of the deduction. We challenged each of the two assessments relating to 2004 in federal tax courts, and such challenges are still pending.

Based on the above, the Company and Telcel expect the SAT to challenge deductions taken in other years related to the payment of royalties associated with the trademarks.

We have not established a provision in the accompanying financial statements for loss arising from these contingencies.

Carso Global Telecom

In November 2010, the SAT notified Carso Global Telecom, S.A. de C.V. (“CGT”), of an assessment of $3,392 million related to the change in the scope of fiscal consolidation in 2005. The SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. CGT has challenged this assessment in federal tax courts, and this challenge is still pending. We have not established a provision in the accompanying financial statements for loss arising from this contingency.

Sercotel

In August 2011, the SAT notified Sercotel, S.A. de C.V. (“Sercotel”), of an assessment of $6,308 million related to withholding taxes, interest payments and to taxes related to certain income that the SAT contends should have been accumulated at Sercotel in 2005. Sercotel paid $118 million related to withholding taxes and interest payments and challenged the portion of the assessment related to the accumulation in federal tax courts. The challenge is still pending.

In March 2012, the SAT notified Sercotel and the Company of a fine of approximately $1,400 million because of the SAT’s objection to the allegedly improper tax implications of the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. We expect to challenge the fine in federal tax courts in the coming months. The Company also expects the SAT will issue tax assessments of $2,750 million relating to the same matter.

We have not established a provision in the accompanying financial statements for loss arising from these contingencies.

Telmex

COFECO—Monopolistic practices investigations

Since 2007, COFECO has initiated four investigations to evaluate if Telmex and Teléfonos del Noreste, S.A. de C.V. (“Telnor”), engaged in monopolistic practices in certain markets.

COFECO has determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor have filed relief (amparo) proceedings against this ruling and their cases are pending resolution.

In addition, COFECO terminated two investigations into Telmex and Telnor’s practices in the broadband internet for domestic residential customers and the interurban transport for switched long-distance traffic services markets after determining that there was no evidence that either Telmex or Telnor engaged in monopolistic practices.

Finally, there is an ongoing COFECO investigation with respect to the local and national long-distance dedicated links wholesale leasing services market. COFECO has yet to issue any final findings, but it has issued a notice of probable fault (Oficio de Probable Responsabilidad), to which Telmex has objected.

We cannot predict when or how these challenges or investigations will be resolved. The competitive and financial effects of any final findings by COFECO could be complex and difficult to predict. They may include monetary fines or additional regulations or restrictions that may limit our flexibility and our ability to adopt competitive market policies, any of which could materially reduce Telmex and Telnor’s revenues in future periods.

We have not established a provision in the accompanying financial statements for loss arising from these contingencies.

Claro Brasil and Americel

Anatel Inflation-Related Adjustments

The Brazilian National Telecommunications Agency (“Anatel”), challenged the calculation of inflation-related adjustments due under the agreements it had with Tess, S.A. (“Tess”), and ATL-Telecom Leste, S.A. (“ATL”), two of our Brazilian subsidiaries that were merged with and into Claro Brasil, S.A. (“Claro Brasil”), which assumed their rights and obligations.

Under the agreements with Anatel, 40% of the concession price was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest), beginning in 1999. The companies made all payments, but Anatel challenged the companies’ calculation of the inflation-related adjustments related to the payment corresponding to 60% of the concession price, alleging that such calculation resulted in a shortfall of $4,064 million (approximately R$545 million), and requesting payment thereof. This amount was calculated using certain assumptions, including with respect to the method used to calculate monetary correction. In the event that different assumptions are used, the amount of damages could increase.

The companies filed declaratory and consignment actions seeking resolution of the disputes. The court of first instance ruled against ATL’s declaratory suit in October 2001 and ATL’s consignment action in September 2002. Subsequently, ATL filed appeals, which are still pending. Similarly, the court of first instance ruled against Tess’ consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess also filed an appeal, which is still pending.

In December 2008, Anatel charged Tess approximately $1,991 million (approximately R$267 million). Tess obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately $1,245 million (approximately R$167 million). ATL also obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved.

We have established a provision of $4,064 million (approximately R$545 million), in the accompanying financial statements for loss arising from these contingencies, which we consider probable.

BNDESPar

Prior to the acquisition of a controlling interest in Telet, S.A. (“Telet”), and Americel, S.A. (“Americel”) by our subsidiary Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with some of the significant shareholders of Telet and Americel. Under these agreements, BNDESPar had tag-along rights to participate in the sale of shares of Telet and Americel in the event of certain transfers of control of those companies for as long as BNDESPar held 5% of the shares of those companies.

In October 2003, following the acquisition of a controlling interest in Telet and Americel by Telecom Americas, Telecom Americas increased the capital stock of both Telet and Americel, resulting in a decrease of BNDESPar’s ownership in each of those companies from approximately 20% to below 5% because BNDESPar elected not to exercise its preemptive rights.

In November 2004, BNDESPar filed a lawsuit with the competent court in Rio de Janeiro claiming that it is entitled to tag-along rights permitting it to sell its shares in Telet and Americel to Telecom Americas for approximately $2,036 million (approximately R$273 million). Although we do not believe that BNDESPar has valid grounds for its claim, we cannot provide assurances that Telecom Americas will ultimately prevail in this dispute.

We have not established a provision in the accompanying financial statements for loss arising from this contingency.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed on its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasilia, Federal Capital of Brazil, against the Company’s subsidiary Americel and later brought cases, as part of two separate proceedings, against 45 other defendants. That court found for the plaintiff.

Americel filed three special appeals against the decision of the state court in Brasília seeking review by the Superior Court of Justice (the highest court in Brazil on questions of federal law), and Supreme Court (the highest court in Brazil on questions of constitutional law). Those appeals and other proceedings challenging various aspects of the patent infringement claims were pending as of March 2012, when the matter was resolved.

Consumer Protection Lawsuit (DPDC)

In July 2009, the Brazilian Federal and State Prosecutor Office, along with the Consumer Protection and Defense Agency and other Brazilian consumer protection agencies, initiated a lawsuit against Claro Brasil alleging that it has violated certain regulations governing provision of telecommunications services. The amount claimed by the plaintiffs is $2,237 million (approximately R$300 million). Claro Brasil is contesting the lawsuit and a final ruling is still pending.

We have not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Tax assessments against Americel and Claro Brasil (PIS/COFINS)

In December 2005, the Brazilian Federal Revenue Service issued tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (which are levied on gross revenue), for 2000 through 2005. In addition, in March 2006, the Brazilian Federal Revenue Service issued tax assessments against ATL related to certain tax deductions taken by ATL in connection with its PIS and COFINS obligations. As discussed above, Claro Brasil is the corporate successor to ATL. In January 2011, the Brazilian Federal Revenue Service

issued tax assessments against Claro Brasil regarding allegedly improper offsetting of certain tax deductions claimed by Claro Brasil in connection with its PIS and COFINS obligations. The total amount of these tax assessments, which Americel and Claro Brasil are contesting in pending challenges, was $10,673 million (approximately R$1,431 million), including fines and interest as of December 31, 2011. We have established a provision of $201 million (approximately R$27 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Separately, Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds that they may exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a ruling in the case, pursuant to Brazilian procedure the companies have placed the disputed amount in a judicial deposit, and accordingly there is no loss contingency. The total amount in dispute was approximately $7,801 million (approximately R$1,046 million), as of December 31, 2011.

ICMS Tax Credits

The Brazilian Federal Revenue Service has issued multiple tax assessments against Claro Brasil and Americel alleging that they improperly claimed certain tax credits under the state value added tax (ICMS) regime in each Brazilian state. We are contesting all these tax assessments in multiple separate proceedings, first at the administrative level and then in the judicial courts, and these proceedings are at various stages. We have received rulings in some of these cases, including some that are unfavorable to us and that we have appealed. The total amount of the tax assessments is approximately $27,387 million (approximately R$3,672 million), including fines and interest as of December 31, 2011. We have established a provision of $2,364 million (approximately R$317 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Tax Credit for Income Tax Withheld Abroad

The Brazilian Federal Revenue Service issued tax assessments in the amount of $2,588 million (approximately R$347 million), against Claro Brasil alleging that it incorrectly offset tax withheld in other countries against some of its Brazilian tax obligations. During 2011, Claro Brasil terminated its challenge with respect to $1,842 million (approximately R$247 million), in tax assessments and paid those amounts to the Brazilian Federal Revenue Service, to preserve the right to offset the foreign tax withheld related to such tax assessments against its Brazilian tax obligations in future years. The total amount of the tax assessments that Claro Brasil is contesting as of December 31, 2011 is approximately $746 million (approximately R$100 million). We have not made a provision in the accompanying financial statements to cover loss arising from this contingency.

EBC Funding

Claro Brasil and Americel filed an injunction challenging a federal law to create a Brazilian Communication Company that is to be partially funded by mobile operators. If Claro and Americel are unsuccessful in such challenge, the total amount they would be required to contribute through December 31, 2011 is approximately $1,596 million (approximately R$214 million). We made a judicial deposit in this amount. We have established a provision of $1,596 million (approximately R$214 million), in the accompanying financial statements for loss arising from this contingency, which we consider probable.

FUST and FUNTTEL Funding

The Brazilian Federal Revenue Service has issued tax assessments against Claro Brasil and Americel totaling $5,609 million (approximately R$752 million), relating to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (FUST) and the Telecom Development Fund (FUNTTEL) from 2006 to 2009. The assessments claim that interconnection and activation fee revenues should not have been excluded from the basis used to calculate funding obligations. Claro Brasil and Americel have challenged the tax assessments, and the challenges are still pending. We have established a provision of $336 million (approximately R$45 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Embratel

Implementation of the new national domestic telephone number system

As a result of alleged disruptions caused to telephones on the implementation date of a domestic dialing system in 1999, Embratel has contingencies in the total amount $1,186 million (approximately R$159 million), stemming from a fine by Anatel, a fine by the Consumer Protection and Defense Agency and class action lawsuits. We have established a provision of $201 million (approximately R$27 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Administrative proceedings (PADOs)

Anatel filed several administrative proceedings Procedimentos Administrativos de Descumprimento de Obrigação (“PADOs”), against Embratel in the amount of $4,520 million (approximately R$606 million), because of alleged noncompliance with quality targets set by ANATEL. We are contesting the PADOs on various grounds. We have established a provision of $75 million (approximately R$10 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Brazilian value-added goods and services tax (ICMS)

Embratel, Primesys and Telmex Do Brasil Ltda. received assessments in the amount of $4,699 million (approximately R$630 million), from the tax authorities related to nonpayment of ICMS and alleged ICMS tax credits incorrectly taken. We are contesting these tax assessments in multiple separate proceedings at the administrative level and in the judicial courts. These proceedings are in different stages, and we cannot predict the timing of a final outcome. We have established a provision of $112 million (approximately R$15 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Star One has received tax assessments in the amount of $14,797 million (approximately R$1,984 million), alleging that the provision of satellite capacity is subject to ICMS tax. We are contesting these tax assessments in multiple separate proceedings, and we have obtained two appealable favorable judicial decisions in two proceedings in lower courts, although a resolution is still pending for the majority of the proceedings. We have not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embrapar, Embratel and Telmex do Brasil Ltda. have tax contingencies of $1,395 million (approximately R$187 million), related to the contributions of PIS prior to 1995, which the tax authorities allege were incorrectly offset. We are contesting these tax assessments in proceedings that are in different stages. We have established a provision of $52 million (approximately R$7 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embrapar, Embratel and Telmex do Brasil Ltda. have tax contingencies of $1,864 million (approximately R$250 million), at December 31, 2011 related to the payment of COFINS in 1999. We are contesting these tax assessments in proceedings that are in different stages. We have established a provision of $589 million (approximately R$79 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

FUST and FUNTTEL Funding

The Brazilian Federal Revenue Service has issued tax assessments against Embratel, Star One, Primesys Soluções Empresariais S.A. and Telmex do Brasil Ltda. totaling $6,108 million (approximately R$819 million), relating to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (FUST) and the Telecom Development Fund (FUNTTEL). The assessments claim that interconnection and others revenues should not have been excluded from the basis used to calculate funding obligations. The companies have challenged the tax assessments, and such challenges are pending. We have not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Brazilian Services Tax (ISS)

The Brazilian Federal Revenue Service has issued tax assessments against Embratel, Primesys Soluções Empresariais S.A., Brasil Center Ltda. and Telmex do Brasil Ltda. totaling $4,244 million (approximately R$569 million) alleging nonpayment of Brazilian services tax (ISS) in connection with the provision of certain services. The companies have challenged the tax assessments on the grounds that such services are not subject to ISS tax, and the challenges are pending. We have not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Other tax contingencies

Our Brazilian subsidiaries are engaged in a number of additional administrative and legal proceedings challenging tax assessments, as summarized below:

•

Embrapar, Embratel, Star One, Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have received assessments in the amount of $5,750 million (approximately R$771 million), mainly related to allegedly incorrect deductions for purposes of Income Tax and Social Contribution on Net Income (IRPJ/CSLL). We are challenging those assessments in administrative and judicial proceedings. We have established a provision of $15 million (approximately R$2 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

•

Embratel was fined $2,760 million (approximately R$370 million), by the Brazilian Federal Revenue Service for not making certain filings in the correct form from 2002 through 2005. We are contesting this fine on various grounds. We have not established a provision in the accompanying financial statements to cover loss arising from this contingency.

•

Embratel, Star One, Telmex do Brasil Ltda and Primesys Soluções Empresariais S.A., have other on-going tax litigations in the amount of $3,756 million (approximately R$509 million), relating to the offsetting of IRPJ (Brazilian Income Tax), PIS (Brazilian Social Welfare Tax on Service Exports), COFINS (Brazilian Social Welfare Tax for Service Export Security Tax), CIDE (Brazilian Economic Intervention Contribution), CSLL (Brazilian Net Income Social Contribution) and IRRF (Brazilian Foreign Paid Income Tax) against allegedly improper IRPJ and ILL (Brazilian Net Income Tax) credits. We have not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Disputes with third parties

Embratel, Telmex do Brasil Ltda. and Brasil Center are parties to a number of cases on a range of matters, including, among other things, disputes with former sales agents and disputes with former employees regarding health care payments. The cases, which are in advanced stages of the litigation process, are for claims in the amount of $1,827 million (approximately R$245 million). We have established a provision of $999 million (approximately R$134 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Other civil and labor contingencies

Embratel and its subsidiaries are also party to other claims in the amount of $3,095 million (approximately R$415 million), including claims filed by its telephone service customers and claims relating to environmental matters. We are contesting the cases, which are in various stages. We have established a provision of $522 million (approximately R$70 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

In April 2009, Star One was notified of an arbitration proceeding initiated against it by two international telecom operators seeking restitution damages for up to $1,021 million (approximately US$73 million), for alleged commercial losses arising from contracts executed in 2002 and 2004. Star One disputes the claimants’ arguments. The court proceedings are in the discovery stage. We have not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Embratel and its subsidiaries are party to labor claims in the amount of $4,169 million (approximately R$559 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. We have established a provision of $746 million (approximately R$100 million), in the accompanying financial statements for the loss arising from these contingencies that we consider probable.

Conecel

Tax Assessments

During 2008, the Ecuadorian Revenue Services (“SRI”) notified Conecel of tax assessments in the amount of $1,931 million (approximately US$138 million) (not including interest and penalties), relating to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid the SRI $196 million (approximately US$14 million), in respect of the aforesaid tax assessments (including with respect to fines) and filed challenges with the SRI with respect to $1,777 million (approximately US$127 million). In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, in January 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil challenging the tax assessments while attaching a bank guarantee of $182 million (approximately US$13 million), which represented 10% of the contested amount. In May 2009, the SRI filed its answer to Conecel’s complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI and were attended by accounting experts accepted by both the defendant and the plaintiff. These experts are responsible for issuing reports on the document exhibition hearings. The latest expert opinion was filed before the Tax Court in January 2010. The evidentiary phase has been concluded. The final hearing took place in June 2010. The Tax Court issued its final resolution in March 2012. The Tax Court’s resolution was favorable with respect to $336 million (US$24 million), of the disputed amount. We have appealed the unfavorable portion of the resolution before the National Court of Justice (Corte Nacional de Justicia), and such appeal is still pending.

In addition, in 2011 and 2012 the SRI notified Conecel of tax assessments in the amount of $951 million (approximately US$68 million), relating to the same matter discussed above, but for the 2007 and 2008 fiscal years. Conecel filed lawsuits before a Tax Court in Guayaquil challenging the tax assessments and such lawsuits are still pending.

We have not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

18. Related Parties

a) The following is an analysis of the balances with related parties at December 31, 2010 and 2011. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2010	2011
Accounts receivable:
Sanborn Hermanos, S.A.	Ps. 84,457	Ps. 241,448
Sears Roebuck de México, S.A. de C.V.	25,296	179,612
Net Serviços de Comunicação, S.A. (NET)	2,475,664	2,826,214
Grupo Carso, S.A.B. de C.V.	316,815	—
AT&T Corp. (AT&T)	102,851	55,443
Patrimonial Inbursa, S.A.	—	52,864
Alestra, S. de R.L. de C.V.	490,773	—
Banco Inbursa, S.A.	1,315	—
Other	73,865	58,318

Total	Ps.3,571,036	Ps.3,413,899

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps. 94,800	Ps. 120,273
Seguros Inbursa, S.A. de C.V.	111,105	12,595
Net Serviços de Comunicação, S.A. (NET)	460,021	616,929
Grupo Carso, S.A.B. de C.V.	346,566	—
Operadora Cicsa, S.A. de C.V.	134,040	161,936
Inversora Bursatil, S.A.	131,813	—
PC Industrial, S.A. de C.V.	98,735	168,890
Microm, S.A. de C.V.	52,008	45,970
Grupo Financiero Inbursa, S.A.B. de C.V.	59,723	45,729
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.	42,812	18,898
Acer Computec México, S.A. de C.V.	34,739	4,575
Sinergia Soluciones Integrales de Energia, S.A. de C.V.	13,121	40,560
Carso Infraestructura y Construcción, S.A.B. de C.V.	293	—
Eidon Software, S.A. de C.V.	106,186	64,079
AT&T	3,485	7,495
Other	221,847	322,337

Total	Ps.1,911,295	Ps.1,630,265

b) For the years ended December 31, 2010 and 2011, the Company conducted the following transactions with related parties:

	2009	2010	2011
Investments and expenses:
Construction services, purchases of materials, inventories and fixed assets(1)	Ps.3,243,849	Ps.3,411,260	Ps. 5,391,385
Insurance premiums, fees paid for administrative and operating services, brokerage services and others(2)	2,250,368	2,215,599	2,354,859
Call termination costs	247,567	187,971	182,411
Interconnection expenses(3)	2,571,296	3,612,950	3,919,841
Other services	63,231	40,052	371,807

	Ps.8,376,311	Ps.9,467,832	Ps.12,220,303

Revenues:
Sale of long-distance services and other telecommunications services(4)	Ps.3,605,684	Ps.4,847,286	Ps. 5,266,597
Sale of materials and other services	661,042	560,342	523,795
Call termination revenues(5)	1,030,159	666,013	512,897

	Ps.5,296,885	Ps.6,073,641	Ps. 6,303,289

1)	In 2011, this amount includes Ps.5,171,398 (Ps.2,720,123 in 2010) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso), which is an entity under common control with América Móvil. It also includes Ps. 97,204 in 2011 (Ps.97,204 in 2010) for the purchase from 2Wire of equipment for the broadband service platform.
2)	In 2011, this amount includes Ps.708,088 (Ps.343,810 in 2010) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 584,254 (Ps.632,059 in 2010) for software services provided by an associate; Ps.605,373 (Ps.518,680 in 2010) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of such insurance with reinsurers; and Ps.160,080 (Ps.159,083 in 2010) of fees for management and operating services due to AT&T Mexico, Inc. and Inversora, which is a corporation under common control with América Móvil.
3)	Includes interconnection expenses for calls from fixed telephones to mobile phones paid to NET subsidiaries.
4)	Revenues from billing long distance and other telecommunications services in 2011 include Ps. 4,641,231 (Ps.3,402,843 in 2010) from NET and Ps.135,302 (Ps.229,941 in 2010) from AT&T subsidiaries.
5)	Includes costs and revenues with AT&T, Inc. companies.

c) In December 2009, Embratel signed an agreement for the sale of capacity for Ps.6,372 million (US$ 487.9 million) through which it grants NET rights of use over its network. In addition, Embratel also executed an agreement to obtain the rights of use of transmission capacity over the NET coaxial network for which it paid Ps.6,551 million (US$ 501.7 million). Both agreements establish irrevocable rights of use (IRU) for 5 years with an option for renewal for another 5 years.

d) During 2011, the Company paid Ps.726,524 (Ps.755,127 in 2010) for short-term direct benefits to its executives.

19. Shareholders’ Equity

Shares

a) At December 31, 2010 and 2011, the Company’s capital stock is represented by 80,346,000,000 shares (23,424,632,660 Series AA shares, 785,607,280 Series A shares and 56,135,760,060 registered Series L shares with no par value and limited voting rights (“Series L”)) and 76,992,000,000 shares (23,424,632,660 Series AA shares, 756,967,714 Series A shares and 52,810,399,626 Series L shares), respectively. Capital stock includes (i) the retroactive effect of the stock split in June 2011; (ii) the effect of the merger with AMTEL in 2006; (iii) the re-subscription of 8,438,193,725 Series L treasury shares resulting from the public tender offers and share exchange for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010; and (iv) the conversions of Series A shares into Series L shares, made by third parties through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. These shares represent the outstanding capital stock of the Company as of December 31, 2011.

b) The capital stock of the Company consists of a minimum fixed portion of Ps. 397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common Series AA shares; (ii) 776,818,130 are common Series A shares; and (iii) 71,288,273,406 are Series L shares. All such shares have been fully subscribed and paid.

c) At December 31, 2010 and 2011, the Company’s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 15,143,724,196 shares (15,142,656,796 Series L shares and 1,067,400 Series A shares), and 18,497,724,196 shares (18,495,699,196 Series L shares and 2,025,000 Series A shares), respectively. The Company’s treasury shares include (i) the conversions of Series A shares into Series L shares performed by the Company through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. in 2010; and (ii) the re-subscription of 8,438,193,725 Series L shares in the Company’s treasury as a result of the public tender offers and share exchange for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which was completed on June 16, 2010).

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

Dividends

f) On April 20, 2009, the Company’s shareholders approved payment of a cash dividend of $0.30 pesos per share for each Series AA, A and L shares, for a total dividend of Ps. 9,812,319, to be paid in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s shareholders approved payment of a cash dividend of $0.50 pesos per share of each Series AA, A and L shares, for a total dividend of Ps. 16,166,730, to be paid in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

g) On April 7, 2010, the Company’s shareholders approved payment of a cash dividend of $0.32 pesos per share of each Series AA, A and L shares, for a total dividend of Ps. 12,948,813, to be paid in two installments of Ps. 0.16 pesos per share on July 23, 2010 and November 19, 2010 against coupons No. 27 and 28, respectively, of the titles that represent the Company’s capital stock.

The aforementioned dividends were paid from the Net taxed profits account (CUFIN).

h) On April 27, 2011, on the Company’s annual shareholders’ meeting, the following was approved:

(i) execute a shareholding restructuring by means of a two-to-one stock split to be effective at a future date to be determined by management;

(ii) pay a cash dividend from the balance of the consolidated Net taxed profits account (CUFIN) in the amount of $0.36 pesos, payable in two installments, for each of the Series “AA”, “A” and “L” shares representing capital stock (including the preferred dividend corresponding to Series “L” shares), which was subsequently adjusted based on the resolutions adopted regarding the two for one stock split that was effective in June 2011, and

(iii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps. 50 billion in the terms set forth in Article 56 of the Securities Trading Act.

The aforementioned dividends were paid from the Net taxed profits account (CUFIN).

i) In accordance with Article 20 of the Mexican Corporations Act, at least 5% of the net profit of each year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of the value of capital stock.

j) Earnings per share

The following table shows the calculation of the basic and diluted earnings per share for the years ended December 31, 2010 and 2011:

	2009	2010	2011
Net profit for the period attributable to equity holders of the parent	Ps. 92,697,553	Ps. 91,123,052	Ps. 82,853,529
Weighted average number of common shares outstanding (in millions)	77,930	79,020	78,599

Basic and diluted earnings per share attributable to equity holders of the parent	Ps. 1.19	Ps. 1.15	Ps. 1.05

Subsequent event

On February 14, 2012 AMX, the Board of Directors of AMX decided to submit to the Ordinary General Shareholders’ Meeting to be held on or before April 30, 2012, a proposal to make a payment of a cash dividend from the consolidated net profit tax account (cuenta de utilidad fiscal neta consolidada), of Ps. 0.20 (twenty peso cents), payable in two installments, to each of the shares of its capital stock series AA, A and L outstanding as of the date of the dividend payment (which includes the preferred dividend correspondent to the series “L” shares), subject to adjustments arising from other corporate events (including repurchase or placement of its own shares), that may vary the number of shares outstanding as of the date of such dividend payment.

20. Income Tax, Asset Tax and Flat-Rate Business Tax

I) Mexico

a) Starting January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with its Mexican subsidiaries. In July 2010, the Company obtained authorization from the Ministry of Finance and Public Credit to incorporate to its consolidation regime the tax results of CGT and subsidiaries, Telmex and its Mexican subsidiaries, and Telint and its Mexican subsidiaries.

Tax consolidation regime in Mexico is a tax mechanism through which taxpayers file a single tax return for all Mexican subsidiaries and the holding company (in this case, América Móvil as a controlled entity) as if they were a single entity.

b) Flat-rate business tax (FRBT)

The FRBT is computed by applying the 17.5% rate in 2011 and 2010 to income determined on the basis of cash flows, net of authorized credits.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period. In 2009, 2010 and 2011 América Móvil paid income tax, thus FRBT was not applicable.

c) Corporate tax rate

The income tax rate applicable in Mexico for 2010 and 2011 was 30%. In the case of 2009, the income tax rate was 28%.

d) An analysis of income tax charged to results of operations for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
In Mexico:
Current year income tax	Ps. 27,221,594	Ps. 35,358,801	Ps. 31,933,880
Deferred income tax	806,315	(6,609,769)	(5,004,378)
Effect of changes in tax rate	(279,837)	62,050	(99,763)
Foreign:
Current year income tax	13,867,808	12,966,253	18,940,637
Deferred income tax	(5,316,713)	(5,563,716)	(5,349,714)

	Ps. 36,299,167	Ps. 36,213,619	Ps. 40,420,662

e) A reconciliation of the corporate income tax rate to the effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2009	2010	2011
Statutory income tax rate in Mexico	28.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effect	1.0%	1.6%	2.1%
Operations of foreign subsidiaries	(0.7)%	(0.4)%	(1.0%)
Other	1.6%	0.4%	(0.1%)

Effective tax rate on Mexican operations	29.8%	31.6%	31.0%
Change in estimated realization of deferred tax assets in Brazil	(3.5)%	(4.4)%	(1.5%)
Use of tax credits in Brazil	(1.3)%	(1.3)%	(0.4%)
Revenues and costs of subsidiaries’ operations	0.3%	0.9%	2.3%

Effective tax rate	25.3%	26.8%	31.4%

f) An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	At December 31,
	2010	2011
Deferred tax assets
Accrued liabilities	Ps. 4,361,987	Ps. 6,194,778
Other	2,281,061	1,384,621
Deferred revenues	2,360,447	9,080,070
Tax losses	4,059,234	4,335,011

	13,062,729	20,994,480
Deferred tax liabilities:
Fixed assets	(18,865,653)	(18,766,098)
Inventories	(352,768)	(348,507)
Licenses	(393,135)	(308,025)
Deferred effects of tax consolidation in Mexican subsidiaries	(7,097,406)	(7,204,850)
Royalty advances	(2,530,000)	(3,185,298)
Pensions	(4,809,996)	(6,251,882)
Other	(1,230,793)	(1,831,936)

	(35,279,751)	(37,896,596)

Plus:
Effect of changes in tax rate	217,787	150,400

Total deferred taxes	Ps.(21,999,235)	Ps.(16,751,716)

An analysis of the effects of temporary differences within the deferred tax that was (charged) or credited to results of operations is as follows:

		At December 31,
	2009	2010	2011
Deferred tax assets:
Accrued liabilities	Ps. 1,035,287	Ps. 537,956	Ps. 1,832,791
Other	(1,551,655)	476,193	(896,440)
Deferred revenues	(351,897)	(254,589)	6,719,623
Tax losses	(404,168)	84,467	275,777

	(1,272,433)	844,027	7,931,751
Deferred tax liabilities:
Fixed assets	1,417,557	1,310,841	99,556
Inventories	18,164	195,373	4,261
Licenses	(50,931)	(324,939)	85,110
Forward contracts with affiliated companies	358,165	3,531,564
Royalty advances	(1,400,000)	500,000	(655,298)
Pensions	(262,143)	(243,841)	(1,441,886)
Other	(308,068)	8,342	(601,143)

	(227,256)	4,977,340	(2,509,400)

Plus:
Effect of changes in tax rate	279,837	(62,050)	(67,387)
Income tax from tax consolidation	591,514	(716,626)	(107,445)

Total deferred taxes	Ps.(628,338)	Ps. 5,042,691	Ps. 5,247,519

The effects of temporary differences giving rise to the deferred tax asset at December 31, 2010 and 2011 is as follows:

	At December 31,
	2010	2011
Deferred tax assets:
Accrued liabilities	Ps. 12,364,989	Ps. 13,541,048
Deferred revenues	486,489	789,875
Other	4,225,453	4,478,188
Tax losses	12,848,341	14,567,430

	29,925,272	33,376,541
Deferred tax liabilities:
Fixed assets	192,520	(74,126)
Licenses	(493,747)	(389,087)
Other	(34,203)	161,130

	(335,430)	(302,083)

Total deferred taxes	Ps. 29,589,842	Ps. 33,074,458

At December 31, 2009, 2010 and 2011, the above table includes the deferred tax assets of TracFone, Puerto Rico, Argentina, Colombia, Honduras, Guatemala and Brazil.

An analysis of the effects of temporary differences within the deferred tax that was (charged) or credited to results of operations is as follows:

	At December 31,
	2009	2010	2011
Deferred tax assets:
Accrued liabilities	Ps. 4,167,196	Ps. 1,798,968	Ps. 1,176,059
Deferred revenues	(85,012)	317,443	303,386
Other	1,007,082	343,207	252,735
Tax losses	897,649	6,580,325	1,719,089

	5,986,915	9,039,943	3,451,269
Deferred tax liabilities:
Fixed assets	(1,108,032)	(1,565,298)	(266,646)
Licenses	355,145	(132,038)	104,660
Other	184,545	(61,197)	195,333

	(568,342)	(1,758,533)	33,347

Total deferred taxes	Ps. 5,418,573	Ps. 7,281,410	Ps. 3,484,616

Deferred tax assets are recognized for tax losses carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable, as well as for other temporary items. The benefit in income taxes expense for the years ended December 31, 2009 and 2010, attributable to the change in estimate over the recoverability of the tax loss carryforwards, was Ps. 6,419,448 and Ps. 9,038,423, respectively, and is shown as a credit in deferred income tax.

g) Changes in the Mexican tax environment effective in 2010

On December 7, 2009, a tax reform was approved that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of the change in income tax rate in 2009 was a decrease of Ps.279,837 in the net deferred tax liability for rate scaling, since the reversal of certain differences between the book and tax values of assets and liabilities was calculated at the statutory rate of 30%.

Tax consolidation

Beginning in 2010, as consequence of the tax consolidation regime, the Mexican tax authorities established a methodology named “partial tax -consolidation” or “recapture” in order to identify all concepts that generated a deferral in the tax payment. This recapture effect is applied for the principal concepts that generated an income tax deferral in the sixth year prior to this change in the tax law. Those concepts are as follows:

i)	Tax losses of the holding company or the controlled companies on stand-alone basis

ii)	Loss on the sale of shares issued by the controlled companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Difference between consolidated and stand-alone basis CUFIN balances of the controlled companies and their holding.

For the recapture effects (mentioned above), if any, the payment of the income tax previously deferred should be as follows:

Year	Portion to be remitted
2012	25%
2013	20%
2014	15%
2015	15%

In the case of the Company, the recapture effect derived from the tax consolidation is mainly represented by tax losses utilized in the tax consolidation that have not being used on a stand-alone basis by the controlling company or the holding companies.

h) At December 31, 2010 and 2011, the balance of the contributed capital account (CUCA) is Ps. 325,684,036 and Ps. 363,240,830, respectively, and the CUFIN balance is Ps.181,169,045 and Ps.318,080,830, respectively. Both balances include the effects of the public tender offers.

II) Foreign Subsidiaries

a) Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Combined income before taxes	Ps. 60,109,525	Ps. 44,996,818	Ps. 42,011,515
Combined tax provision	8,551,095	7,402,537	13,590,923

b) Tax losses

At December 31, 2011, the available tax loss carryforwards of the subsidiaries of América Móvil are as follows:

Country	Balance of available tax loss carryforwards at December31, 2011	Tax benefits
Chile	Ps. 4,286,765	Ps. 728,750
Brazil	38,867,206	13,214,850
Mexico	14,483,215	4,344,966
Puerto Rico	885,792	310,027
Argentina	122,370	42,829
Colombia	790,968	261,019

Total	Ps. 59,436,316	Ps. 18,902,441

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

ii) In Chile, tax loss carryforwards have no expiration date and the corporate tax rate in that country is 17%. Consequently, at the time tax losses are realized, taxpayers obtain a benefit of only 17% of the amount of the loss generated.

21. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama. The accounting policies for the segments are the same as those described in Note 2.

The Company management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil and Telmex as two segments. All significant operating segments that represent more than 10% of consolidated revenues, more than 10% of net profits and more than 10% of consolidated assets, are presented separately.

	Mexico(1)	Telmex	Brazil	Southern Cone(2)	Colombia	Andean(3)	Central America(4)	U.S.A.(5)	Caribbean(6)	Eliminations	Consolidated total
At December 31, 2009
Operating revenues	Ps. 146,094,630	Ps. 118,348,207	Ps. 140,676,456	Ps. 39,821,928	Ps. 42,359,959	Ps. 26,843,708	Ps. 18,052,734	Ps. 22,654,796	Ps. 28,209,958	Ps. (21,807,778)	Ps. 561,254,598
Depreciation and amortization	8,138,967	17,926,053	26,749,243	4,776,322	7,549,230	3,326,147	6,115,200	385,211	5,010,660	(72,729)	79,904,304
Operating income	72,995,015	32,505,121	15,488,637	4,916,914	11,540,602	6,415,691	623,786	797,039	4,085,015	(556,296)	148,811,524
Interest income	3,432,415	711,244	1,622,564	342,606	467,263	338,296	235,672	81,617	362,569	(3,927,442)	3,666,804
Interest expense	9,254,055	4,240,662	2,738,714	437,759	628,508	629,581	456,926		77,484	(3,868,196)	14,595,493
Income tax	19,084,660	8,342,892	(1,113,559)	2,096,211	3,741,424	2,189,629	1,102,774	694,044	161,092		36,299,167
Equity interest in net income of associated companies	208,884	254,680	1,859,184	17,032						(380,402)	1,959,378
Net profit attributable to parent	40,948,647	19,338,843	20,232,205	13,203,088	4,735,516	3,806,614	(1,748,859)	150,221	4,459,576	(12,428,298)	92,697,553
Assets by segment	1,051,118,951	176,762,891	254,291,525	56,436,529	68,351,801	45,074,524	42,782,391	9,816,822	66,724,185	(964,026,006)	807,333,613
Plant, property and equipment, net	43,555,516	104,304,749	121,066,926	33,992,964	36,286,523	18,879,659	29,481,225	673,774	30,491,296		418,732,632
Goodwill, net	9,342,885		3,392,000	2,741,017	12,204,428	4,353,875	4,609,315	781,201	31,771,445		69,196,166
Trademarks, net	45,012		2,307,555	542,987	1,320,057	5,480	639,555		673,510		5,534,156
Licenses and rights, net	2,570,095	739,352	32,959,324	1,746,682	4,123,071	5,087,610	1,653,955		1,651,593		50,531,682
Investment in associates	15,918,077	1,744,574	11,787,171	46,449	9,842		65,458			(12,013,937)	17,557,634
Liabilities by segments	222,647,485	135,572,026	99,893,459	22,736,672	20,695,796	20,510,969	20,785,208	8,934,838	22,873,917	(81,114,917)	493,535,453
At December 31, 2010
Operating revenues	157,555,171	114,080,323	154,308,757	43,465,809	48,665,594	29,483,786	17,407,795	35,561,762	26,992,877	(19,666,196)	607,855,678
Depreciation and amortization	10,261,103	17,500,370	33,525,620	5,537,205	9,340,301	3,545,006	6,243,527	343,792	4,826,212	(51,809)	91,071,327
Operating income	76,090,032	27,991,616	13,843,292	7,530,880	13,486,785	9,076,550	(194,044)	1,617,152	3,304,015	(424,869)	152,321,409
Interest income	4,275,008	583,762	2,615,814	760,644	531,526	408,603	160,038	82,490	215,198	(4,831,544)	4,801,539
Interest expense	13,847,898	3,443,522	3,135,696	457,751	413,663	610,604	353,040		35,279	(5,016,718)	17,280,735
Income tax	19,943,409	8,325,091	(3,286,036)	3,252,464	3,313,865	2,838,429	1,199,418	373,696	253,283		36,213,619
Equity interest in net income of associated companies	52,485	195,910	1,428,826	19,435						(25,446)	1,671,210
Net profit attributable to parent	44,664,283	15,121,138	14,264,111	6,443,241	7,328,991	5,944,117	(1,786,666)	1,277,269	3,146,377	(5,279,809)	91,123,052
Assets by segment	1,160,716,719	155,800,277	253,677,418	78,749,869	83,930,378	65,392,559	45,658,743	12,560,676	65,246,778	(1,048,217,814)	873,515,603
Plant, property and equipment, net	40,881,732	99,893,002	123,921,091	35,790,891	33,826,866	18,636,393	28,788,969	718,744	29,362,699		411,820,387
Goodwill, net	9,747,092	103,289	3,354,681	2,729,994	13,892,928	3,947,450	4,590,890	781,201	31,771,442		70,918,967
Trademarks, net	26,549		1,913,567	416,023	1,087,300	3,975	499,950		584,513		4,531,877
Licenses and rights, net	6,106,148	221,010	25,374,188	1,514,653	4,018,557	4,497,609	1,174,314		1,614,379		44,520,858
Investment in associates	48,274,722	1,392,042	44,945,736	65,727	13,130		59,874			(44,211,776)	50,539,455
Liabilities by segments	305,985,289	108,524,741	117,672,501	32,128,844	28,872,300	23,186,120	22,172,746	11,643,324	21,614,564	(134,321,996)	537,478,433
At December 31, 2011
Operating revenues	161,615,897	111,924,098	170,618,974	50,219,099	58,705,069	33,920,924	18,959,244	47,419,414	26,532,661	(14,613,876)	665,301,504
Depreciation and amortization	10,290,504	16,936,389	36,299,859	6,504,008	8,273,765	3,986,524	6,205,962	374,877	5,125,147		93,997,035
Operating income	76,004,224	26,582,083	9,450,925	8,607,931	19,450,851	11,200,534	(57,464)	816,558	2,555,678	164,148	154,775,468
Interest income	8,964,516	385,768	3,745,607	2,188,569	147,966	468,968	87,938	99,154	207,400	(9,441,986)	6,853,900
Interest expense	15,543,449	2,967,729	8,871,412	1,195,200	595,188	419,178	233,345		33,737	(9,067,632)	20,791,606
Income tax	19,064,289	7,333,206	(1,587,570)	3,758,431	6,819,446	3,381,785	1,198,810	332,988	119,277		40,420,662
Equity interest in net income of associated companies	30,542	115,070	1,856,401						(14,703)	(63,313)	1,923,997
Net profit attributable to parent	41,407,389	14,581,672	4,297,400	4,100,544	7,787,189	8,316,861	(911,512)	585,807	3,270,017	(581,838)	82,853,529
Assets by segment	756,526,531	161,943,149	299,733,013	106,287,173	97,225,819	65,993,608	56,856,694	16,090,706	66,584,465	(681,624,297)	945,616,861
Plant, property and equipment, net	42,244,711	98,877,234	137,394,139	49,980,417	42,260,513	24,462,608	38,854,216	813,907	31,199,028		466,086,773
Goodwill, net	13,401,456	103,289	691,096	2,599,802	14,882,545	4,120,226	4,808,699	781,201	31,650,119		73,038,433
Trademarks, net	12,347		1,355,486	373,544	466,597	1,942	288,214		508,724		3,006,854
Licenses and rights, net	5,413,039	191,320	18,784,656	1,447,050	4,525,722	4,794,475	1,029,922		2,344,715		38,530,899
Investment in associates	48,227,056	1,585,330	48,298,290	226,050	16,480		76,591			(44,211,774)	54,218,023
Liabilities by segments	396,563,871	112,870,628	140,279,863	61,074,258	37,562,936	21,400,022	31,771,790	15,354,830	24,228,460	(191,129,492)	649,977,166

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua and Panama.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic, Puerto Rico and Jamaica

22. Components of other comprehensive income

An analysis of the components of the other comprehensive income as of December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Valuation of the derivative financial instruments	Ps. (641,878)	Ps. (401,357)	Ps. (276,748)
Translation effect of foreign subsidiaries, net of deferred tax	22,976,080	(7,928,786)	10,358,985
Non-controlling interest of the items above	9,441,782	498,749	61,772

Other comprehensive income (loss)	Ps.31,775,984	Ps.(7,831,394)	Ps.10,144,009

23. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2010 and 2011 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2011 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	As of December 31, 2010
Assets:
Cash and cash equivalents	Ps. 52,558,770	Ps. 878,844	Ps. 42,500,851		Ps. 95,938,465
Accounts receivable, net	25,464,621	12,201,315	60,819,572		98,485,508
Related parties	125,937,905	38,632,143	212,206,859	Ps. (373,205,871)	3,571,036
Inventories, net		9,706,438	20,306,056	(3,930,964)	26,081,530
Other current assets		391,277	9,244,156		9,635,433
Plant, property and equipment, net	9,800,000	13,518,033	391,317,955	(2,815,601)	411,820,387
Investments in associated companies and others	439,292,469	70,950,867	36,472,551	(496,176,432)	50,539,455
Intangible assets and other non-current assets, net	2,447,594	7,637,916	167,358,279		177,443,789

Total assets	Ps.655,501,359	Ps.153,916,833	Ps.940,226,279	Ps.(876,128,868)	Ps.873,515,603

Liabilities:
Short-term debt and current portion of long-term debt	Ps. 1,583,208		Ps. 7,455,996		Ps. 9,039,204
Current liabilities	140,492,410	Ps.166,596,363	251,013,573	Ps. (362,598,467)	195,503,879
Long-term debt	200,772,926		93,288,026		294,060,952
Other non-current liabilities	5,000,832	1,387,374	43,093,595	(10,607,403)	38,874,398

Total liabilities	347,849,376	167,983,737	394,851,190	(373,205,870)	537,478,433

Equity attributable to equity holders of parent company	307,651,983	(14,066,904)	471,949,524	(457,882,620)	307,651,983
Non-controlling interest			73,425,565	(45,040,378)	28,385,187

Total equity	307,651,983	(14,066,904)	545,375,089	(502,922,998)	336,037,170

Total liabilities and equity	Ps.655,501,359	Ps.153,916,833	Ps.940,226,279	Ps. (876,128,868)	Ps.873,515,603

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	As of December 31, 2011
Assets:
Cash and cash equivalents	Ps. 29,197,958	Ps. 2,012,334	Ps. 27,913,704		Ps. 59,123,996
Accounts receivable, net	14,813,792	10,824,959	107,112,555		132,751,306
Related parties	43,587,586	42,450,553	127,340,889	Ps.(209,965,129)	3,413,899
Inventories, net	776,540	14,789,027	18,612,019	(36,269)	34,141,317
Other current assets		568,473	10,278,276		10,846,749
Plant, property and equipment, net	13,361,842	15,067,840	437,657,091		466,086,773
Investments in associated companies and others	579,314,439	118,109,790	85,084,029	(728,290,235)	54,218,023
Intangible assets and other non-current assets, net	1,882,874	7,567,118	175,584,806		185,034,798

Total assets	Ps.682,935,031	Ps.211,390,094	Ps.989,583,369	Ps.(938,291,633)	Ps.945,616,861

Liabilities:
Short-term debt and current portion of long-term debt	Ps. 1,197,237		Ps. 25,548,746	Ps. (102,668)	Ps. 26,643,315
Current liabilities	108,076,405	Ps.180,543,972	156,541,875	(209,047,136)	236,115,116
Long-term debt	287,514,674		66,460,813		353,975,487
Other non-current liabilities	506,527	16,385	33,571,931	(851,595)	33,243,248

Total liabilities	397,294,843	180,560,357	282,123,365	(210,001,399)	649,977,166

Equity attributable to equity holders of parent company	285,640,188	30,829,737	643,257,563	(674,087,304)	285,640,184
Non-controlling interest			64,202,441	(54,202,930)	9,999,511

Total equity	285,640,188	30,829,737	707,460,004	(728,290,234)	295,639,695

Total liabilities and equity	Ps.682,935,031	Ps.211,390,094	Ps.989,583,369	Ps.(938,291,633)	Ps.945,616,861

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
Condensed consolidating statements of income:
	For the year ended December 31, 2009

Total revenues		Ps.106,157,444	Ps.515,816,501	Ps. (60,719,347)	Ps.561,254,598
Total cost and operating expenses	Ps. 1,563,689	94,307,750	378,884,142	(62,312,507)	412,443,074

Operating (loss) income	(1,563,689)	11,849,694	136,932,359	1,593,160	148,811,524
Interest (expense) income, net	(9,729,782)	(2,259,976)	1,118,566	(57,497)	(10,928,689)
Exchange (loss) gain, net	2,829,007	(422,441)	11,013,296		13,419,862
Other financing cost, net	(4,731,976)	(282,351)	(5,047,536)		(10,061,863)
Taxes on profits	653,814	(2,293,953)	(34,659,028)		(36,299,167)
Equity interest in net income of associated companies	105,240,179	3,284,783	9,875,755	(116,441,339)	1,959,378

Net profit (loss) for year	Ps.92,697,553	Ps. 9,875,756	Ps.119,233,412	Ps.(114,905,676)	Ps.106,901,045

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.92,697,553	Ps. 9,875,756	Ps.105,017,045	Ps.(114,892,801)	Ps. 92,697,553
Non-controlling interest			14,216,367	(12,875)	14,203,492

Net profit (loss)	Ps.92,697,553	Ps. 9,875,756	Ps.119,233,412	Ps.(114,905,676)	Ps.106,901,045

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
Condensed consolidating statements of income:

	For the year ended December 31, 2010

Total revenues	Ps. 3,745,818	Ps.107,499,431	Ps.597,055,338	Ps.(100,444,909)	Ps.607,855,678
Total cost and operating expenses	Ps. 1,336,270	106,223,410	448,408,826	(100,434,237)	455,534,269

Operating (loss) income	2,409,548	1,276,021	148,646,512	(10,672)	152,321,409
Interest (expense) income, net	(11,138,004)	(3,164,235)	1,825,243	(2,200)	(12,479,196)
Exchange (loss) gain, net	4,822,580	542,954	216,040		5,581,574
Other financing cost, net	(1,815,045)	(2,895,023)	(7,265,887)		(11,975,955)
Taxes on profits	137,446	1,326,144	(37,677,209)		(36,213,619)
Equity interest in net income of associated companies	96,706,527	3,412,786	498,647	(98,946,750)	1,671,210

Net profit (loss) for year	Ps.91,123,052	Ps. 498,647	Ps.106,243,346	Ps.(98,959,622)	Ps. 98,905,423

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.91,123,052	Ps. 498,647	Ps. 97,951,398	Ps.(98,450,045)	Ps. 91,123,052
Non-controlling interest			8,291,948	(509,577)	7,782,371

Net profit (loss)	Ps.91,123,052	Ps. 498,647	Ps.106,243,346	Ps.(98,959,622)	Ps.98,905,423

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
Condensed consolidating statements of income:

	For the year ended December 31, 2011

Total revenues	Ps.102,598,076	Ps.120,096,292	Ps.572,777,972	Ps.(130,170,836)	Ps.665,301,504
Total cost and operating expenses	57,092,568	109,575,540	473,440,945	(129,583,017)	510,526,036

Operating (loss) income	45,505,508	10,520,752	99,337,027	(587,819)	154,775,468
Interest (expense) income, net	(6,537,358)	(9,675,128)	2,278,785	(4,005)	(13,937,706)
Exchange (loss) gain, net	(19,497,182)	(646,502)	(2,251,032)		(22,394,716)
Other financing cost, net	2,433,267		5,773,049	(28,531)	8,177,785
Taxes on profits	(9,316,862)	(1,223,610)	(29,880,190)		(40,420,662)
Equity interest in net income of associated companies	70,266,156	1,350,663	326,175	(70,018,997)	1,923,997

Net profit (loss) for year	Ps. 82,853,529	Ps. 326,175	Ps. 75,583,814	Ps.(70,639,352)	Ps. 88,124,166

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps. 82,853,529	Ps. 326,175	Ps. 67,927,923	Ps.(68,254,098)	Ps. 82,853,529
Non-controlling interest			(7,655,891)	2,385,254	(5,270,637)

Net profit (loss)	Ps. 82,853,529	Ps. 326,175	Ps. 75,583,814	Ps.(70,639,352)	Ps. 88,124,166

Condensed Consolidating Statements of Cash Flows:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2009
Operating activities:

Profit before taxes	Ps.106,247,230	Ps.12,169,709	Ps.153,892,439	Ps.(129,109,166)	Ps.143,200,212
Non-cash items	(118,526,932)	5,988,686	73,127,593	130,644,830	91,234,177
Changes in working capital:	60,814,480	(13,883,127)	(63,188,718)	(1,705,009)	(17,962,374)

Net cash flows (used in) provided by operating activities	48,534,778	4,275,268	163,831,314	(169,345)	216,472,015

Investing activities:
Acquisition of plant, property and equipment		(3,662,657)	(73,784,361)		(77,447,018)
Acquisition of licenses		27,119	(2,411,120)		(2,384,001)
Dividends received	31,362,000	5,500,000	3,180,000	(40,042,000)
Acquisition of non-controlling interest			(339,701)		(339,701)
Fixed asset sales			556,704		556,704

Net cash flows provided by (used in) investing activities	31,362,000	1,864,462	(72,798,478)	(40,042,000)	(79,614,016)

Financing activities:
Bank loans, net	(30,479,328)		(2,449,284)		(32,928,612)
Acquisition of permanent investments		(169,345)	(1,151,853)	169,345	(1,151,853)
Interest paid		(2,453,158)	(13,474,462)		(15,927,620)
Repurchase and others	(24,657,808)		(6,824,849)		(31,482,657)
Payment of dividends	(25,462,328)	(3,180,000)	(44,480,698)	40,042,000	(33,081,026)

Net cash flows (used in) provided by financing activities	(80,599,464)	(5,802,503)	(68,381,146)	40,211,345	(114,571,768)

Net (decrease) increase in cash and cash equivalents	(702,686)	337,227	22,651,690		22,286,231
Adjustment to cash flow for exchange rate differences			1,194,606		1,194,606
Cash and cash equivalents at beginning of the period	2,818,137	68,061	33,399,498		36,285,696

Cash and cash equivalents at end of the period	Ps. 2,115,451	Ps. 405,288	Ps. 57,245,794		Ps. 59,766,533

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2010
Operating activities:

Profit before taxes	Ps. 98,767,975	Ps. (827,498)	Ps.143,920,558	Ps.(106,741,993)	Ps.135,119,042
Non-cash items	(109,311,476)	9,438,536	104,928,291	106,729,121	111,784,472
Changes in working capital:	(71,545,454)	39,496,263	(14,109,221)	12,872	(46,145,540)

Net cash flows (used in) provided by operating activities	(82,088,955)	48,107,301	234,739,628		200,757,974

Investing activities:
Acquisition of plant, property and equipment	(9,800,000)	(1,491,207)	(66,575,202)		(77,866,409)
Acquisition of licenses		(3,868,708)	(206,521)		(4,075,229)
Dividends received	61,525,499	3,300,000	8,871,250	(73,696,749)
Acquisition of non-controlling Interest			(31,463,621)		(31,463,621)
Fixed asset sales			884,241		884,241

Net cash flows provided by (used in) investing activities	51,725,499	(2,059,915)	(88,489,853)	(73,696,749)	(112,521,018)

Financing activities:
Bank loans, net	114,968,571		(83,015,282)		31,953,289
Acquisition of permanent Investments	(3,245,656)	(31,421,735)			(34,667,391)
Interest paid		(852,096)	(13,867,203)		(14,719,299)
Repurchase and others	(18,150,990)				(18,150,990)
Payment of dividends	(12,765,150)	(13,299,999)	(64,825,502)	73,696,749	(17,193,902)
Financial Instruments			826,850		826,850

Net cash flows (used in) provided by financing activities	80,806,775	(45,573,830)	(160,881,137)	73,696,749	(51,951,443)

Net (decrease) increase in cash and cash equivalents	50,443,319	473,556	(14,631,362)		36,285,513
Adjustment to cash flow for exchange rate differences			(113,581)		(113,581)
Cash and cash equivalents at beginning of the period	2,115,451	405,288	57,245,794		59,766,533

Cash and cash equivalents at end of the period	Ps. 52,558,770	Ps. 878,844	Ps. 42,500,851		Ps. 95,938,465

Condensed Consolidating Statements of Cash Flows:

	Parent	Wholly-owned Guarantor Subsidiary	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	For the year ended December 31, 2011
Operating activities:

Profit before taxes	Ps. 91,938,656	Ps. 1,549,784	Ps.105,464,007	Ps.(70,407,619)	Ps.128,544,828
Non-cash items	(57,862,808)	13,623,630	113,896,923	69,791,121	139,448,866
Changes in working capital:	67,986,792	1,647,322	(145,007,404)	620,355	(74,752,935)

Net cash flows (used in) provided by operating activities	102,062,640	16,820,736	74,353,526	3,857	193,240,759

Investing activities:
Acquisition of plant, property and equipment	(3,561,842)	(5,360,109)	(111,271,237)		(120,193,188)
Acquisition of licenses			(993,692)		(993,692)
Dividends received	80,074,790		1,379,999	(81,454,789)
Acquisition of non-controlling interest	(123,626,353)	(991,358)	(1,279,701)	123,626,353	(2,271,059)
Fixed asset sales			38,312		38,312
Net cash flows provided by (used in) investing activities	(47,113,405)	(6,351,467)	(112,126,319)	42,171,564	(123,419,627)

Financing activities:
Bank loans, net	61,811,634		(15,803,025)		46,008,609
Acquisition of permanent investments	(64,458,586)		(3,005,784)		(67,464,370)
Interest paid	(9,487,535)	(7,955,780)	(623,978)		(18,067,293)
Paid-In capital			123,626,353	(123,626,353)
Repurchase and others	(52,368,010)		(1,358,774)		(53,726,784)
Payment of dividends	(13,807,550)	(1,379,999)	(83,306,363)	81,450,932	(17,042,980)
Financial instruments			3,158,678		3,158,678

Net cash flows (used in) provided by financing activities	(78,310,047)	(9,335,779)	22,687,107	(42,175,421)	(107,134,140)

Net (decrease) increase in cash and cash equivalents	(23,360,812)	1,133,490	(15,085,686)		(37,313,008)
Adjustment to cash flow for exchange rate differences			498,539		498,539
Cash and cash equivalents at beginning of the period	52,558,770	878,844	42,500,851		95,938,465

Cash and cash equivalents at end of the period	Ps. 29,197,958	Ps. 2,012,334	Ps. 27,913,704		Ps. 59,123,996