Form 20-F
period 2012-12-31
AMERICA MOVIL SAB DE CV/
filed 2013-04-30
CIK 1129137

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2012

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México, D.F., México

(address of principal executive offices)

Daniela Lecuona Torras, Telephone: (5255) 2581-4449, E-mail: daniela.lecuona@americamovil.com

Facsimile: (5255) 2581-4422, Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 A Shares, without par value	NASDAQ National Market
A Shares, without par value	NASDAQ National Market (for listing purposes only)
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange (for listing purposes only)
2.375% Senior Notes Due 2016	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2012:

23,424 million	AA Shares
712 million	A Shares
51,703 million	L Shares

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

PART I

Items 1-2.	Not Applicable

Item 3.	Key Information

SELECTED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.13.0101 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2012, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

In June 2011, we effected a two for one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements. We have not included earnings or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	For the year ended December 31,
	2009	2010	2011	2012	2012
	(millions of pesos, except share and per share amounts)				(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:
Operating revenues	Ps.581,560	Ps.629,889	Ps.689,966	Ps.775,070	U.S.$	59,574
Operating costs and expenses	432,749	477,568	535,191	617,759		47,483
Depreciation and amortization	79,904	91,071	93,997	103,585		7,962
Operating income	148,811	152,321	154,776	157,310		12,091
Net profit	Ps.106,901	Ps. 98,905	Ps. 88,124	Ps. 92,140	U.S.$	7,082

Net profit attributable to:
Equity holders of the parent	Ps. 92,968	Ps. 91,123	Ps. 82,854	Ps. 91,441	U.S.$	7,028
Non-controlling interests	14,203	7,782	5,270	699		54

Net profit	Ps.106,901	Ps. 98,905	Ps. 88,124	Ps. 92,140	U.S.$	7,082

Earnings per share:
Basic	Ps. 1.19	Ps. 1.15	Ps. 1.05	Ps. 1.20	U.S.$	0.09
Diluted	Ps. 1.19	Ps. 1.15	Ps. 1.05	Ps. 1.20	U.S.$	0.09
Dividends declared per share(1)	Ps. 0.40	Ps. 0.16	Ps. 0.18	Ps. 0.20	U.S.$	0.015
Dividends paid per share(2)	Ps. 0.40	Ps. 0.16	Ps. 0.18	Ps. 0.20	U.S.$	0.015
Weighted average number of shares outstanding (millions):
Basic	77,930	79,020	78,599	76,111
Diluted	77,930	79,020	78,599	76,111

	As of December 31,
	2009		2010	2011	2012		2012
	(millions of pesos, except share and per share amounts)						(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:
Property, plant and equipment, net	Ps.	418,733	Ps.411,820	Ps.466,086	Ps.	500,434	U.S.$	38,465
Total assets		807,334	876,695	947,633		1,003,898		77,163
Short-term debt and current portion of long-term debt		44,967	9,039	26,643		13,622		1,047
Long-term debt		232,274	294,060	353,975		404,048		31,057
Total equity		313,798	336,037	295,640		312,323		24,006
Capital stock		30,116	96,433	96,420		96,415		7,411
Number of outstanding shares (millions):
AA Shares		23,424	23,424	23,424		23,424
A Shares		902	786	756		712
L Shares		52,866	56,136	52,810		51,703
Ratio of Earnings to Fixed Charges(3)		9.2	7.6	6.4		6.0

(1)	Figures provided represent the annual dividend declared at the general shareholders’ meeting. Figures for 2009 include a special dividend of Ps. 0.25 per share.
(2)	For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(3)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Board of Governors of the Federal Reserve System, expressed in pesos per U.S. dollar.

Period	High	Low	Average(1)	Period End
2008	13.9350	9.9166	11.2124	13.8320
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
October	13.0925	12.7054		13.0877
November	13.2531	12.9171		12.9171
December	13.0125	12.7202		12.9635
2013
January	12.7891	12.5857		12.7344
February	12.8798	12.6260		12.7788
March	12.7956	12.3155		12.3155
April (through April 19)	12.3404	12.0680		12.2320

(1)	Average of month-end rates.

On April 19, 2013, the noon buying rate published by the Board of Governors of the Federal Reserve System was Ps.12.232 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

Some of the information contained in this annual report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors”, include economic and political conditions and government policies in Mexico, Brazil, Colombia or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum. We also expect consolidation in the telecommunications industry, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses. Telefónica, S.A. (“Telefónica”), which has important operations in Mexico and Brazil, as well as in other markets, is our largest regional competitor.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as internet access);

•	offer services at lower costs through double, triple and quadruple play packages or other pricing strategies;

•	expand their networks faster; or

•	develop and deploy improved technologies faster.

Competition can lead us to increase advertising and promotional spending and to reduce prices for services and handsets. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on our land coverage, the quality of our network and service, our rates, customer service, effective marketing, our success in selling double, triple and quadruple play packages and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

The effects of forthcoming Mexican telecommunications legislation are uncertain but likely to be material

In December 2012, the new Mexican administration, led by President Enrique Peña Nieto, and the principal political parties agreed to an action plan called “Pacto por México” to promote a comprehensive package of reforms in the Mexican economy and society. One of the plan’s main goals is to promote investment in telecommunications and broadcasting in Mexico, and a new bill for this purpose was adopted in March 2013 by the Chamber of Deputies and in April 2013 by the Senate.

We expect that the effects of this legislation on our business and operations in Mexico will be material. Among the features of the bill that could affect us are the following:

•	establishment of the Federal Telecommunications Institute, an independent regulatory body with broad powers;

•	establishment of specialized courts for telecommunications and broadcasting matters, and limitations on judicial power to suspend regulatory measures pending judicial review;

•

identification of “preponderant” economic actors in telecommunications, based on market share, and imposition of specific measures – including asymmetric rates and regulations and structural separation – to protect competition and consumers;

•	unbundling of network elements and the local loop;

•	creating a single concession regime allowing each concessionaire to offer multiple services on a converged basis;

•	enhanced regulatory powers and sanctions; and

•	creation of a government-sponsored carrier of carriers to transport data for networks.

See “Recent Developments” under Item 4.

The telecommunications and broadcasting bill is likely to become effective in substantially its current form, but its impact will depend on how it is implemented by further legislation and by the new Federal Telecommunications Institute. It would therefore be premature to predict the long-term effects of the bill and the new framework it contemplates, but these effects could be adverse to our interests in significant respects.

Governmental or regulatory actions could hurt our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect by reducing our profit margins.

See “Regulation” under Item 4, “Legal Proceedings” under Item 8 and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. In Colombia, for example, a bill that is still in committee proposes restricting any one wireless provider from controlling more than 30% of the wireless market. We cannot anticipate whether this legislative initiative will be approved. Furthermore, in the countries in which we operate outside of Mexico, we could face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

Our failure to meet or maintain quality of service goals and standards could result in fines

The terms of the concessions under which our subsidiaries operate require them to meet certain service quality goals, including, for example, minimum call completion rates, maximum busy circuits rates, operator availability and responsiveness to repair requests. Failure to meet service quality obligations in the past has resulted in the imposition of fines by regulatory entities. Our ability to comply with these obligations in the future may be affected by factors beyond our control and, accordingly, we cannot assure that we will be able to comply with them.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our regulators are authorized to impose specific requirements as to rates (including mobile termination rates), service quality and information on operators that are determined to have substantial market power in a specific market. We cannot predict what steps regulatory authorities might take in response to determinations regarding substantial market power in the countries in which we operate. However, adverse determinations against our subsidiaries could result in material fines, penalties or restrictions on our operations. We may also face additional regulatory restrictions and scrutiny as a result of our provision of combined services.

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

We will have to acquire additional radio spectrum capacity in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services, not only for our global system for mobile communications (“GSM”), universal mobile telecommunications systems (“UMTS”) and long term evolution (“LTE”) networks, but also for the deployment of new generation networks to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they would not properly meet our needs.

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

We continue to look for acquisition opportunities, and any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunications companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. Any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition, but we cannot provide assurance that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that, if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Item 4, “Legal Proceedings” under Item 8 and in Note 17 to our audited consolidated financial statements included in this annual report.

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Mexico and Brazil. The tax assessments relate to, among other things, alleged improperly taken deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report.

A system failure could cause delays or interruptions of service, which could have an adverse effect on our operations

We need to continue to provide our subscribers with a reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines and fixed networks;

•	power surges or outages;

•	natural disasters;

•	malicious actions, such as theft or misuse of customer data;

•	limitations on the use of our radio bases;

•	software defects;

•	human error; and

•	disruptions beyond our control.

In Brazil, for example, our satellite operations may be affected if we experience a delay in the launching of a new satellite to replace one of the satellites currently in use that is reaching the end of its operational life. Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/or launch failures.

We have instituted measures to reduce these risks. However, there is no assurance that any measures we implement will be effective in preventing system failures under all circumstances. System failures may cause interruptions in services or reduced capacity for our customers, either of which may have an adverse effect on our operations due to, for example, increased expenses, potential legal liability, loss of existing and potential subscribers, reduced user traffic, decreased revenues and reputational harm.

Cyber attacks or other breaches of network or information technology security could have an adverse effect on our business

Cyber attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our fixed line or wireless networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other communications providers. In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Cyber attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access on companies, have increased in frequency, scope and potential harm in recent years. While we have not yet been subject to cyber attacks or other cyber incidents, the preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber attack in the future. The costs associated with a major cyber attack on us could include incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information about us, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.7% for the year ended December 31, 2011 and 3.6% for the year ended December 31, 2012. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We rely on key suppliers and vendors to provide equipment that we need to operate our business

We rely upon various key suppliers and vendors, including Apple, Nokia, Blackberry (formerly known as Research in Motion), Sony (formerly known as Sony-Ericsson), Motorola, LG, Samsung, Huawei, Alcatel-Lucent, Nokia Siemens Networks, Ericsson and ZTE to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained in our concessions.

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

We may fail to realize the benefits anticipated from acquisitions and significant investments we make from time to time

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions and significant investments may not be achieved as expected, or may be delayed. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may suffer.

Risks Relating to the Telecommunications Industry Generally

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed line rental may continue to decline. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content services we receive from content producers and distributors, such as ring tones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and we outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions. Lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our subsidiaries may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless technology and, as a result, our future financial performance.

Developments in the telecommunications sector have resulted, and may result, in substantial write-downs of the carrying value of certain of our assets

We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Impairment of Long-Lived Assets” under Item 5.

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

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer more than 10% of our capital stock without the approval of our Board of Directors.

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

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores or “RNV”) maintained by CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends that are subject to a shareholder vote in accordance with our bylaws.

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

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans with respect to their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments under certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this provision, your shares could be forfeited to the Mexican government.

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

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares. We may not be legally permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

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

Risks Relating to Developments in Mexico and Other Countries

Latin American and Caribbean economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly in Mexico, Brazil, Colombia and Central America. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. During 2012, Mexico’s gross domestic product (“GDP”) increased by 3.9%, compared to an increase of 3.9% in 2011. According to data published by the Brazilian Central Bank (Banco Central do Brasil), during 2012, Brazil’s GDP increased by 0.9% in 2012, compared to an increase of 2.7% in 2011.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2011, changes in currency exchange rates led us to report net foreign exchange loss of Ps.22,395 million. In 2012, we reported net foreign exchange gains of Ps.7,395 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would interfere with or limit our ability to transfer funds between us and our subsidiaries.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could, however, institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. In Argentina, the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions and it is widely reported that the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the European Union and emerging market countries may diminish investor interest in securities of Mexican issuers. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Item 4.	Information on the Company

GENERAL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil. We also have major fixed-line operations in Mexico, Brazil, Colombia and 11 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operate.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Fixed line
	Embratel	Fixed line, Pay TV
	Net	Fixed line, Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone Simple Mobile	Wireless Wireless

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

The following table sets forth the number of our wireless subscribers and our revenue generating units (“RGUs”), which include fixed lines, broadband accesses and cable or direct-to-home (“DTH”) Pay TV units, in the countries where we operate. It includes total subscribers and RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements, and in particular: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama; and (d) Caribbean refers to the Dominican Republic and Puerto Rico.

	December 31,
	2010	2011	2012
	(in thousands)
Wireless subscribers:
Mexico	64,138	65,678	70,366
Brazil	51,638	60,379	65,239
Colombia	29,264	28,819	30,371
Southern Cone	24,508	26,281	27,432
Andean Region	20,310	22,311	24,638
Central America	10,924	12,932	15,271
United States	17,749	19,762	22,392
Caribbean	6,494	5,592	5,848

Total wireless subscribers	225,025	241,755	261,557

RGUs:
Mexico	22,950	22,766	22,669
Brazil(1)	18,606	23,589	28,586
Colombia	2,988	3,548	4,195
Southern Cone	1,067	1,336	1,508
Andean Region	544	863	1,120
Central America	3,231	3,621	3,896
Caribbean	2,144	2,159	2,165

Total RGUs	51,530	57,883	64,139

(1)	Includes RGUs of Net Serviços for all years presented.

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand.

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the Telcel brand, is the largest provider of wireless services in Mexico, based on the number of subscribers.

•	Mexico Fixed. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), which operates under its own brand, is the largest nationwide provider of fixed-line telephone services in Mexico.

•

Brazil.    Our subsidiaries operating under the unified brand name Claro together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Our subsidiary Empresa Brasileira de Telecomunicações, S.A. (“Embratel”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Each of Embratel and Net Serviços operates under its own brand. Together they offer triple-play services in Brazil, with a cable television network that passed 16.5 million homes as of December 31, 2012.

•

Colombia.    We provide wireless services in Colombia, where we are the largest wireless service provider. We also provide fixed-line telecommunications and Pay TV services. As of December 31, 2012, our network passed 6.4 million homes.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•

Andean Region.    We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 969 thousand homes, and Ecuador, where our network passed 482 thousand homes, as of December 31, 2012.

•

Central America.    We provide fixed-line, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless telecommunications and Pay TV services in Panama and Costa Rica.

•

United States.    Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates under the TracFone and Simple Mobile brands.

•

Caribbean.    We provide fixed-line, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers.

Other Investments

During 2012, we acquired directly and indirectly approximately 29.77% of Koninklijke KPN N.V. (“KPN”) and 23.69% of Telekom Austria AG (“Telekom Austria”). KPN is listed on the Amsterdam Stock Exchange (Euronext Amsterdam) while Telekom Austria is listed on the Vienna Stock Exchange (Wiener Börse AG). In our audited consolidated financial statements, we account for KPN and Telekom Austria using the equity method.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

History

We were established in September 2000 when Telmex, a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its mobile operations in Mexico and other countries. We have made significant acquisitions throughout Latin America and the Caribbean, and we have also expanded our businesses organically. During 2010, we acquired control of Telmex and Telmex Internacional, S.A.B. de C.V. (currently, Telmex Internacional, S.A. de C.V., or “Telmex Internacional”) in a series of public tender offers. We continue to look for other investment opportunities in telecommunication companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Recent Developments

New Telecommunications Bill in Mexico

Mexican President Enrique Peña Nieto was elected in July 2012 and took office in December 2012. As part of his administration’s program, in December 2012, the principal political parties agreed to an action plan called “Pacto por México,” which includes a number of commitments that would significantly affect several sectors of the Mexican economy and society. Among the key elements of the Pacto are measures aimed at enhancing and promoting investment in telecommunications and broadcasting in Mexico to increase penetration, promote universal coverage, reduce prices and provide the whole population with access to quality services and content.

The new framework for telecommunications and broadcasting is reflected in a bill that would amend the Mexican Constitution. The bill was passed by the Mexican Chamber of Deputies in March 2013, and passed with amendments by the Mexican Senate in April 2013. The Senate version of the bill was resubmitted to the Chamber of Deputies, which made minor additional changes to the bill and returned it to the Senate for final approval. When a final bill has been approved by both chambers, it will then require the approval of the legislatures of the majority of the states of Mexico. We expect that the bill will become effective in substantially its current form, although there may be some further changes. Once it becomes effective, the bill will require extensive implementation, including further congressional legislation, the establishment of new institutions, as described below, and the adoption of new regulatory measures.

The telecommunications and broadcasting bill is complex, and its full implications are not yet known. Among the principal features that could affect us are the following:

•

The bill will establish a new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), which will be responsible for the development of telecommunications and broadcasting as provided in the Constitution and in legislation. The Institute will also be exclusively responsible for implementing competition legislation with respect to telecommunications and broadcasting, while the implementation of competition legislation in other areas will be the responsibility of a separate commission. The Federal Telecommunications Institute will be independent of the executive branch of the government. It will have seven commissioners, whom the President must appoint from a list of candidates identified by a special nominating committee, and who must also be ratified by the Senate.

•

The bill also provides for the establishment of specialized courts for telecommunications, broadcasting and competition matters, and it limits the ability of courts to suspend implementation of the Institute’s actions pending judicial review.

•

The bill will require the Federal Telecommunications Institute to identify “preponderant” economic actors (agentes económicos preponderantes) in broadcasting and telecommunications and to impose measures to prevent harm to competition and to consumers. For this purpose, the bill defines a “preponderant” actor as one with a national market share of more than 50% in broadcasting or telecommunications, measured by users, subscribers, audience, network traffic or capacity utilization. The measures to be imposed may involve information, service offerings, quality of services, asymmetrical regulation of rates and networks, including disaggregation (or “unbundling”) of essential network elements, and accounting, functional or structural separation of agents determined to be preponderant. The bill also specifically requires the Institute to adopt measures for “effective disaggregation” (or unbundling) of the local loop of a preponderant actor in telecommunications so other concessionaires have access to it, and it provides that the same measures will apply to an economic actor with substantial power in a relevant market for services to final customers.

•

The bill provides for the establishment of a single concession regime covering telecommunications and broadcasting services, allowing each concessionaire to offer broadcasting and telecommunications services on a converged basis. For an operator that has been determined to be preponderant, as described above, the ability to provide services on a converged basis will depend on complying with measures imposed by the Institute.

•

The bill provides for enhanced remedies to protect competition, which will be administered, in telecommunications and broadcasting, by the Federal Telecommunications Institute. The Institute will be authorized to impose limits on concentration of frequencies and concessions and on cross ownership of communications media, and to order the divestiture of assets, rights or shares to ensure compliance with the limits. The bill will also give the Institute power to impose sanctions for non-compliance with concession terms and with measures imposed by the Institute to promote competition.

•

The bill will require the federal government, in coordination with the Federal Telecommunications Institute, to promote the establishment of a new telecommunications network to provide services to telecommunications operators.

The bill also provides for a number of other measures, including eliminating the limit on foreign investment in fixed network operators, raising the limit on foreign investment in broadcasters to 49%, providing for two new broadcasting licenses to be awarded by public auction, and providing for “must carry” obligations for television service providers and “must offer” obligations for broadcasters.

We expect that the new institutional framework and enhanced regulatory powers will create an environment that may promote capital investment and technological innovation, increase market penetration and foster growth dynamics in the industry. If so, our companies will benefit from a more certain business environment and consistent regulation.

The bill provides specific deadlines for the steps required to establish the Federal Telecommunications Institute and for the initial actions the Institute is required to take. If it is approved rapidly, we would expect specific rules and regulations to begin taking effect in 2014.

Although the telecommunications and broadcasting bill is likely to become effective in substantially its current form, its impact will depend on how it is implemented by further legislation and by the new Federal Telecommunications Institute. It would therefore be premature to predict the long-term effects of the bill and the new framework it contemplates. Our principal Mexican subsidiaries, Telmex and Telcel, will need to adapt to the changes and enhanced business opportunities in order to promote growth in Mexico in line with the policies of the current Mexican government.

Elimination of preliminary remedies in judicial challenges to regulation

Recent Mexican legislation has sought to limit the availability of temporary judicial suspension of government actions in legal challenges brought by affected parties. New legislation adopted in April 2013 provides that injunctions or interim court orders, which a judge could previously use to suspend application of any administrative order pending a final determination on its legality and constitutionality, are no longer permitted in matters related to public goods such as the spectrum used by some of our subsidiaries in Mexico. As a result, our ability to forestall the effects of future administrative orders while their legality is determined will be limited in cases that relate to public goods. As discussed above, the telecommunications and broadcasting bill implementing the Pacto por México would further limit our ability to challenge resolutions of the new Federal Telecommunications Institute by seeking injunctions or interim court orders.

Broadcasting Rights to the Olympic Games

In March 2013, the International Olympic Committee (“IOC”), awarded us the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad Summer Games in Rio de Janeiro Brazil in 2016 on all media platforms across Latin America and the Caribbean, except for Brazil.

AMX-1 Submarine Cable System

In March 2012, we began construction of América Móvil 1 (the “AMX-1 System”), a 17,500 km submarine cable system specifically designed for 100 Gigabit per second (100G) transmission. The cable is planned to run from the United States to Central America and Brazil and should enable us to provide international connectivity to all our subsidiaries in those areas. The AMX-1 System is planned to connect seven countries via eleven landing points. The higher transmission speeds we expect to achieve upon completion of the system should substantially improve our customers’ communications experiences, providing opportunities for creation and innovation. Our total expected investment in the AMX-1 System is US$506 million. We plan to begin commercial operation of the network in late 2014.

Acquisition of CIE’s media and advertising unit

On January 21, 2012, we entered into an agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”), to acquire 100% of the shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”). CMI holds the media and advertising business in the commercial segment at CIE. The completion of the transaction is subject to certain approvals and is expected to occur during April of 2013.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added new Section 13(r) to the Securities Exchange Act of 1934, requiring a public reporting issuer to disclose in its annual and quarterly reports whether it or any of its affiliates has knowingly engaged in specific activities or transactions relating to Iran during the period covered by the report.

Several of our subsidiaries have entered into roaming interconnection agreements with MTN Irancell. To date, our subsidiaries have no revenues under the agreements. We intend to continue this relationship.

MEXICO WIRELESS OPERATIONS

We offer wireless services and products in Mexico through our subsidiary Telcel and Telcel’s subsidiaries and affiliates in Mexico. Telcel is the leading provider of wireless communications services in Mexico. We also offer yellow-pages directory services in Mexico through Anuncios en Directorios, S.A. de C.V. and publishing services through Editorial Contenido, S.A. de C.V.

As of December 31, 2012, we had approximately 70.4 million cellular subscribers, approximately 87.8% of which were prepaid customers, which represented a market share of 69.6%.

In 2012, our Mexico Wireless segment had revenues of Ps.183,216 million representing 23.6% of our consolidated revenues for such period. As of December 31, 2012, our Mexico Wireless operations represented approximately 26.9% of our total wireless subscribers, as compared to 27.2% at December 31, 2011.

The following table sets forth information regarding our Mexico Wireless segment’s subscriber base, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2010	2011	2012
ARPU (year ended)	Ps. 176	Ps. 166	Ps. 176
Subscribers (thousands):
Prepaid	57,778	58,218	61,756
Postpaid	6,359	7,460	8,610

Total	64,138	65,678	70,366

Market share	70.5%	68.2%	69.6%
MOUs (year ended)	210	223	265
Wireless churn rate (year ended)	3.2%	3.7%	3.7%

Services and Products

Voice Services and Products

Telcel offers wireless voice and data services under a variety of service plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Although prepaid customers typically generate lower levels of usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans, we believe the prepaid market represents a large and growing market in Mexico because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and low credit or payment risk.

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

In connection with the provision of its voice services, Telcel earns mobile termination revenues from calls to any of its subscribers that originate with another service provider. Telcel charges the service provider from whose network the call originates a mobile termination charge for the time Telcel’s network is used in connection with the call. Similarly, Telcel must pay mobile termination fees in respect of calls made by its subscribers to customers of other service providers. There has been extensive controversy, and legal and administrative proceedings, concerning the terms of these interconnection agreements in Mexico. See “Regulation—Mexican Regulatory Proceedings—Mobile Termination Rates” under this Item 4 and Note 17 to our audited consolidated financial statements included in this annual report.

Value Added Services

Telcel offers Value Added services, including Short Message Services (“SMS”), Multimedia Messaging Service (“MMS”), premium SMS and premium MMS, mobile entertainment services.

Data Services

Telcel offers data services including data-transmission, e-mail services and internet services such as web browsing, instant messaging, content streaming and interactive applications. Telcel also offers data services through roaming service agreements.

Handsets and Accessories

Telcel offers a variety of products as complements to its wireless services, including handsets, smartphones, broadband cards and tablets and accessories such as chargers, headsets, belt clips and batteries.

Other Services and Products

In addition, Telcel offers other wireless services, such as two wave services, PC and wireless security services, machine-to-machine services, Oficina Móvil Telcel a services suite designed to provide companies with productivity-enhancing applications, video calls and mobile banking. Our internet content portal, Ideas, offers or is developing a wide range of services and content such as video, music, radio, online gaming and applications.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. Telcel builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. Telcel also has a loyalty rewards program, Círculo Azul, that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties. In 2012, our marketing efforts were mainly focused on highlighting that we have one of the best 3G networks in the world, showing the advantages such network has through value-added services and promoting our November 2012 launch of the 4G LTE network in the main cities of Mexico.

Sales and Distribution

Telcel markets its wireless services and products primarily through exclusive distributors located throughout Mexico, who sell Telcel’s services and products, including handsets, postpaid plans and prepaid cards, and receive commissions through approximately 42,980 points of sale. In addition, Telcel’s company-owned retail stores offer one-stop shopping for a variety of wireless services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. As of December 31, 2012, Telcel owned and operated 310 customer sales and service centers throughout Mexico and will continue to open new sales and service centers as necessary in order to offer its products directly to subscribers in more effective ways. In addition, Telcel has a dedicated corporate-sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2012, approximately 75% of Telcel’s sales of handsets were generated by cellular distributors, 22% from sales in company-owned stores and 3% from direct sales to corporate accounts.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks and at Telcel’s and other designated retail stores and electronically through the internet websites of Telcel and of banks.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support, with approximately 61% of Telcel’s employees dedicated to customer service. Customers may call a toll-free telephone number, go to one of the customer sales and service centers located throughout Mexico or access Telcel’s website to answer any inquiries.

Our Networks and Technology

Telcel’s wireless networks, which cover approximately 93% of the population, use digital technologies both in the 850 MHz frequency spectrum, 1900 MHz frequency spectrum and the 1.7/2.1 GHz frequency spectrum. As of December 31, 2012, Telcel has networks using:

•	TDMA technology in the 850 MHz frequency spectrum;

•	GSM technology in the 1900 and 850 MHz frequency spectrums;

•	enhanced data rates for GSM evolution (“EDGE”) technologies in the 1900 and 850 MHz frequency spectrum;

•	UMTS/HSPA 3G technologies in the 850 and 1900 MHz frequency spectrum; and

•	LTE technology in the 1.7/2.1 GHz frequency spectrum.

TDMA network

Telcel has a TDMA network that permits the use of advanced dual-band handsets that allow for roaming across analog and digital systems using the 850 MHz spectrum. This network is currently used by subscribers who have not yet migrated to a newer network, especially in rural areas; it is expected to decrease in size and importance as the migration to newer networks increases. As of December 31, 2012, Telcel’s TDMA subscriber base represented approximately 0.27% of Telcel’s total subscribers.

GSM/EDGE network

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, having built and installed a GSM network in the 1900 MHz frequency spectrum in those regions. In addition, Telcel has continued with the expansion of its GSM network by using the 850 MHz and 1900 MHz spectrum since 2006. As of December 31, 2012, Telcel’s GSM subscriber base represented approximately 75.30% of Telcel’s total subscribers.

In addition, Telcel upgraded the GSM network with EDGE technology in 2005. It has implemented EDGE technology in all localities with GSM coverage (approximately 200,370 localities), including all the major cities and roads in Mexico.

3G network

Telcel, began offering 3G services in February 2008. It is deploying a UMTS 3G network in Mexico using the existing 850 MHz spectrum using HSPA, a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity.

Telcel is the first operator to deploy UMTS/HSPA technologies in Mexico. As of December 31, 2012, Telcel’s UMTS/HSPA network covered approximately 130,152 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2013 to urban as well as rural areas. As of December 31, 2012, Telcel’s UMTS/HSPA subscriber base represented approximately 24.42% of Telcel’s total subscribers. We expect to improve our network coverage in cities and areas with high data usage through the ongoing deployment of HSPA+ protocol.

4G network

In 2010, Telcel obtained additional spectrum in the 1.7/2.1 GHz Band (usually known as Advanced Wireless Services, or “AWS”) for each of the nine regions (three of them with 30 MHz and six with 20 MHz), for which it paid Ps.3.8 billion. In November 2012, Telcel began offering 4G services using a LTE technology based network in the 9 major cities and will continue growing its coverage to other main and medium cities through 2013. LTE allows us to offer higher bitrates in mobile data services and it is the leading 4G technology across the globe. As of December 31, 2012, Telcel’s LTE subscriber base represented approximately 0.01% of Telcel’s total subscribers.

Competition

Telcel faces competition from other wireless providers using the 850 MHz spectrum and from providers with Personal Communications Service (“PCS”) licenses that provide wireless service on the 1900 MHz spectrum. Telcel’s principal competitors in Mexico are Iusacell S.A. de C.V. and Telefónica S.A. Telcel also competes with Comunicaciones Nextel de México, S.A. de C.V. in certain regions.

The effects of competition on Telcel depend, in part, on the business strategies of its competitors, on regulatory developments and on the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Directory Services and Products

Print Directories

We publish and distribute yellow-pages and white-pages directories. Basic listing in our yellow-pages directories is provided at no charge and includes the name, address and telephone number of the business according to its classification. In addition, we sell paid advertising space on an annual basis in our yellow-pages directories and offer various advertising options to our customers.

Internet Directory

Through our Sección Amarilla business, we provide a wide range of advertising, e-commerce and digital marketing services, from local directory services, maps and videos to search engine optimization (SEO) and search engine marketing (SEM) strategies for small and medium business and large advertisers, e-commerce platforms, application development for mobile devices, digital discount coupons and social media solutions.

We are the largest provider of yellow-pages directories in Mexico, where we compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines and other internet yellow-pages.

MEXICO FIXED OPERATIONS

We offer fixed-line services and products in Mexico through our subsidiary Telmex and its subsidiaries in Mexico. Telmex is the leading provider of fixed-line voice and broadband services in Mexico. As of December 31, 2012, we had approximately 14.2 million fixed-line voice subscribers and 8.4 million broadband subscribers in Mexico.

In 2012, our Mexico Fixed segment had revenues of Ps.106,025 million, representing 13.7% of our consolidated revenues for such period. As of December 31, 2012, our Mexico Fixed operations represented approximately 35.3% of our total RGUs, as compared to 39.3% at December 31, 2011.

The following table sets forth information regarding our Mexico Fixed segment’s subscriber base, traffic and operating measures at the dates and for the periods indicated:

	December 31,
	2010	2011	2012
RGUs (thousands):
Fixed voice	15,591	14,814	14,224
Broadband	7,359	7,952	8,445

Total	22,950	22,766	22,669

Traffic (year ended) (millions):
Long-distance minutes	25,636	27,320	33,156
Interconnection minutes	37,868	37,792	38,368

Total minutes	63,504	65,112	71,524

Churn rate (year ended):
Fixed voice	0.9%	1.2%	1.1%
Broadband	1.6%	1.4%	1.4%

Services and Products

Voice Services and Products

Telmex offers a variety of fixed-line voice services and products, including local-service, domestic and international long-distance service and public telephony services, under a variety of plans to meet the needs of different market segments.

Telmex charges for fixed-line local telephone service include (a) installation charges, (b) monthly line-rental charges, (c) local-service calls, (d) digital services and (e) charges for other services, such as the transfer and reconnection of a line to another address. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call. The concession Telmex holds to operate a public network for basic telephone services allows but does not require Telmex to base its charges on the duration of each call. Telmex does not currently charge by duration of invoiced calls in any region, except in the case of prepaid services.

Telmex’s rates for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) and apply once customers exceed the number of minutes included in their service packages.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call. These charges apply once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans. Telmex has not increased its rates since 2001 for local telephone service and since 1999 for domestic long-distance service and international long-distance calls, continuing its trend of offering lower rates in real terms every year. In addition, Telmex provides interconnection services pursuant to which (a) long-distance, local and mobile-phone carriers operating in Mexico establish through points of interconnection between their networks and Telmex’s network and (b) Telmex carries calls between the points of interconnection and its customers. When a customer of another carrier calls a local-service customer of Telmex, Telmex completes the call by carrying the call from the point of interconnection to the particular customer, and when a local-service customer of Telmex who has preselected a competing long-distance carrier makes a long-distance call, Telmex carries the call from the customer to the point of interconnection with that other long-distance carrier’s network. As a result of Mexico’s “bill and keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, Telmex does not receive an interconnection fee from these calls.

Data Services and Products

Telmex’s data service business is comprised of corporate network services and internet access service. Corporate network services consist of voice, video and data-transmission between two or more end points using private circuits. Telmex’s principal products for corporate networks are Ladaenlaces (Ladalinks) and multi-service virtual private networks (“VPNs”), which allows Telmex to provide different levels of service applications. Telmex also provides specialized assistance and technical support for these applications, as well as network-outsourcing services that include maintenance, support and integration of communication networks and information systems.

Telmex’s broadband service, which it provides under the Infinitum brand, allows its customers to use its high-capacity connectivity services with applications such as video-conferencing, file transfer and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line technology.

Other Services and Products

Consistent with Telmex’s strategy of increasing the value of its fixed-line service, it has focused on customers’ needs, and offers packages of telecommunications services that include internet access and a customized mix of local calls, minutes for domestic calls, international long-distance calls and calls to wireless phones.

In addition, Telmex provides various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phone services and billing and collection services to third parties.

Regarding third party services, in November 2008 Telmex entered into several agreements with Dish México S. de R.L. de C.V. and its affiliates, which operate a DTH Pay TV system in Mexico pursuant to which Telmex is currently providing customary services, including billing and collection, among others.

Sales and Distribution

Telmex uses its network of Telmex stores (Tiendas Telmex) to offer its products and services throughout Mexico. In addition to functioning as customer-service centers, Telmex’s stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans.

Billing and Collection

Telmex offers billing and collection services through its phone bills to other companies. Telmex currently provides billing and collection services to companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México and Dish México.

Our Networks and Technology

Telmex’s local and long-distance fiber optic network consists of 167,604 kilometers that connect all major cities in Mexico. In addition, Telmex’s local and long-distance fiber optic network connects Mexico, through submarine cables, with 29 other countries and includes secondary branches and additional transmission rings throughout Mexico designed to avoid network congestion. In addition, Telmex’s international long-distance traffic may also be carried by microwave transmission.

Competition

Telmex faces competition from other holders of long-distance and local-service licenses, Pay TV operators that provide telephone and internet service and wireless telecommunications providers. Telmex’s main competitors in Mexico are Alestra S. de R.L. de C.V., Axtel S.A.B. de C.V., Maxcom Telecomunicaciones S.A.B. de C.V, Megacable Holdings S.A.B. de C.V., Cablevisión Inc. and Cablemás S.A. de C.V.

BRAZIL OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in Brazil through our subsidiaries Americel S.A. (“Americel”), Claro S.A. (“Claro Brasil”), Embratel, Star One S.A. (“Star One”) and Net Serviços, the largest cable television operator in Brazil. We offer wireless services under the Claro brand and fixed-line services under the Claro, Embratel and NET brands. In February 2012, we acquired a controlling interest in Net Serviços.

As of December 31, 2012, we had approximately 65.2 million wireless subscribers, approximately 80.0% of which were prepaid customers, which represented a market share of 24.1%. As of December 31, 2012, we also had approximately 10.3 million fixed-line subscribers, 5.8 million broadband subscribers and 12.6 million Pay TV subscribers.

In 2012, our Brazil segment had revenues of Ps.209,787 million, representing 27.1% of our consolidated revenues for such period. As of December 31, 2012, our Brazil segment operations represented approximately 24.9% of our total wireless subscribers, as compared to 25.0% at December 31, 2011, and approximately 44.6% of our total RGUs, as compared to 40.8% at December 31, 2011.

The following table sets forth information regarding our Brazil segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. Operating data in the following table include Net Serviços.

	December 31,
	2010	2011	2012
Wireless Operations:
ARPU (year ended)	Ps. 145	Ps. 135	Ps. 107
Subscribers (thousands):
Prepaid	41,394	47,710	52,170
Postpaid	10,243	12,669	13,069

Total	51,637	60,379	65,239

Market share	25.4%	25.4%	24.1%
MOUs (year ended)	96	100	115
Wireless churn rate (year ended)	3.0%	3.7%	3.7%

Fixed Operations:
RGUs (thousands):
Fixed voice	7,935	9,158	10,280
Broadband	3,770	4,661	5,752
Pay TV	6,901	9,770	12,554

Total	18,606	23,589	28,586

Traffic (year ended) (millions):
Long-distance minutes	15,491	19,140	23,692
Interconnection minutes	7,409	8,719	8,848

Total minutes	22,900	27,859	32,540

Churn rate (year ended):
Fixed voice	5.2%	2.5%	1.6%
Broadband	1.5%	1.4%	1.3%
Pay TV	1.3%	1.5%	1.7%

Services and Products

Wireless Voice Services and Products

Claro Brasil offers wireless voice services under a variety of rate plans to meet the needs of different market segments. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

Fixed-line Voice Services and Products

Embratel is one of Brazil’s major domestic long-distance service providers, offering inter-regional, intra-regional and intra-sectorial long-distance services to corporate, residential and cellular customers throughout Brazil. Embratel also provides international long-distance services. Embratel’s long-distance voice services customers are not “pre-subscribed,” meaning that customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code. In addition, Embratel provides local fixed telephony services and is present in all Brazilian states, marketing to residential customers its wireless local services under the Claro Fixo brand and, in connection with Net Serviços, provides its fixed-line services under the NET Fone brand. Embratel also offers services to large-sized and medium-sized business customers under the VipLine and Rede Vip brands.

In addition, other telecommunications companies that wish to interconnect with and use Embratel’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”). The price cap for the network usage fee varies from operator to operator based on the underlying cost characteristics of each company’s network. The fee is charged on a per-distance and/or per-minute-of-use basis that represents an average charge for a basket of network elements and services.

As discussed above, Net Serviços provides a fixed-line telephony service in partnership with Embratel under the NET Fone brand. This product, which uses Voice over Internet Protocol (“VoIP”) technology, works like conventional fixed-line telephony and allows the user to make local, long-distance and international calls to any telephone or handset. NET Fone had approximately 5.3 million subscribers as of December 31, 2012, compared to 3.8 million as of December 31, 2011, and is available in more than 130 cities.

Broadband and Data Services

Embratel is also one of Brazil’s leading providers of data communication services, serving a client base that includes a majority of Brazil’s top 500 corporations. Embratel’s data-transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite-data-transmission, internet services, packet-switched data-transmission, frame-relay and message-handling systems.

Net Serviços is Brazil’s leading provider of broadband internet services to residential customers, marketing its services under the Net Virtua brand. This product is available at various download speeds. NET Virtua had approximately 4.3 million subscribers as of December 31, 2012, compared to 4.1 million as of December 31, 2011.

Pay TV

Net Serviços is the leading provider of cable Pay TV services to residential customers in Brazil. As of December 31, 2012, Net Serviços had approximately 9.4 million cable Pay TV subscribers and offered digital cable in 80 locations, including Rio de Janeiro and São Paulo. Among others, Net Serviços offers Pay TV and

Pay-Per-View programming under the NET brand, digital Pay TV under the NET Digital brand and high definition (“HD”) Pay TV under the NET Digital HD MAX brand, as well as digital video recorder, interactive and video-on-demand services. Net Serviços is also the only Pay TV operator in Brazil to broadcast content in HD 3D. In addition to offering traditional cable Pay TV services, Net Serviços offers Multichannel Multipoint Distribution Service (“MMDS”) Pay TV services in Recife, Porto Alegre and Curitiba. As of December 31, 2012, Net Serviços had 24,513 MMDS Pay TV subscribers.

Net Serviços also offers bundled packages of services, including triple play services, which combine Pay TV, broadband internet and fixed-line telephone services. In addition, Net Serviços recently introduced the Multi Combo service package, which offers wireless telephone, fixed-telephone and Pay TV services, in conjunction with Claro Brasil and Embratel.

Embratel also offers Pay TV services through DTH technology. Monthly subscription fees for these services range in price from R$39.90 to R$184.90, including taxes.

Other Services

Embratel, through its subsidiary Star One, is Brazil’s leading provider of satellite solutions, including space-segment provision, broadband and data-network services. Embratel’s satellite fleet has also permitted it to significantly expand the telecommunications services it offers to its customers, reaching areas not covered by terrestrial networks with services such as television, data, internet, distance education, telephony and other special services projects. Embratel also provides text, sound and image transmission and maritime communications services, as well as call-center services through, its subsidiary Brasil Center Comunicações Ltda. (“Brasil Center”) to related third parties, including Claro Brasil and Net Serviços.

Marketing

Claro Brasil has developed a variety of promotional programs and products tailored to meet its customers’ mobility needs while increasing its market share. These promotional programs and products represent the company’s most significant competitive advantages together with technology innovation—it was the first telecommunications company in Brazil to offer 4G services. Claro Brasil also aggressively targets corporate customers by offering customized products and services and negotiating discounts on a case-by-case basis. Additionally, Claro Brasil has innovative customer loyalty programs that help it retain customers.

Embratel has developed a variety of promotional and customer retention programs that offer discounts and are designed to increase Embratel’s market share and promote usage of “21”, the carrier-selection code assigned to Embratel. In addition, Embratel negotiates discounts with corporate customers on a case-by-case basis and employs campaigns that target specific groups of its corporate customers, such as small- and medium-sized businesses or regional groups.

Net Serviços uses both a centralized marketing team and regional marketing specialists to help meet its goals of increased market penetration, customer loyalty and revenue per household. In addition, Net Serviços is constantly monitoring its subscriber preferences and the markets in which it operates to be able to meet its goals through a variety of tailored programs.

Sales and Distribution

Claro Brasil markets its services primarily through retail chains, which amount to approximately 9,554 points of sale, exclusive distributors, which represent approximately 4,659 points of sale, and its approximately 323 company-owned stores, which offer one-stop shopping for a variety of cellular services and products. Claro Brasil also sells and distributes its products and services over the internet. Claro Brasil’s stores also serve as customer-service centers, and Claro Brasil expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways. Claro Brasil also has a corporate-sales group to cater to the needs of its large corporate and other high-usage customers. In the year ended December 31, 2012, approximately 56% of Claro Brasil’s sales of handsets were generated by retail chains, 31% by exclusive distributors and approximately 13% from sales in company-owned stores.

Embratel’s local fixed telephony service, Claro Fixo, is marketed in person through exclusive dealers, through BrasilCenter and the internet. Embratel’s other local fixed-telephone service, NET Fone, is marketed through Net Serviços’s sales and distribution channels. Embratel’s Pay TV service, Claro TV, is marketed in person through exclusive dealers and its company-owned stores, by phone through call-centers and by the internet through Embratel’s website. In addition, Embratel has a corporate-sales group dedicated to the needs of its large corporate and other high-usage customers.

Net Serviços’s services are marketed through coordinated efforts that include telemarketing, the internet, mail advertising, door-to-door sales and retail sales. In addition, Net Serviços also relies on third-party vendors to market its services through call-centers.

Billing and Collection

Wireless Operations

Claro Brasil bills its postpaid customers through monthly invoices that detail itemized charges and services. Customers may pay their bills with a credit card, through online banking, or in person at banks, post offices or federal lottery houses (casas lotéricas).

If a Claro Brasil postpaid customer’s payment is overdue, service may be suspended temporarily until payment is received. Accounts that are more than 180 days past due are categorized as doubtful accounts, as are all other accounts related to the same customer.

A Claro Brasil prepaid customer who purchases a card has between 5 and 180 days from the date of activation of the card to use the airtime, depending on the amount added. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card.

Fixed-line Operations

Embratel directly bills a portion of its customers for their fixed-line telecommunications and related services, including collect-calling and standard-voice services. However, due to the risk of bad debts resulting from direct billing, Embratel has taken a number of measures designed to reduce such risk, including implementing co-billing arrangements with other local operators that allow them to bill their local customers for Embratel’s long-distance fees, using call-centers, implementing an automated collections system, employing an anti-fraud system, using third-party collection firms and implementing a customer-data system that allows for faster updating of information, flexibility in customer-account structure, quality improvement and improved payment of taxes across the different Brazilian states.

Net Serviços bills its customers through monthly invoices that detail itemized charges and services, including monthly subscription fees, broadband and Pay TV services and Embratel’s fixed-line voice services, as incurred by customers, in addition to applicable taxes. Accounts that are more than 30 days past due are considered disconnected, at which time Net Serviços blocks the account’s signal. If the customer remains in arrears, Net Serviços proceeds to collect any equipment, such as set-top boxes, that may be located in the customer’s location. In addition, Net Serviços focuses on customer service to reduce bad-debt expenses. In recent years, that strategy has proved successful, as bad-debt as a percentage of sales constituted only 0.8% in 2010, 0.7% in 2011 and 1.3% in 2012.

Our Networks and Technology

Wireless Networks

Claro Brasil owns and operates wireless networks using GSM and 3G technologies. As of December 31, 2012, Claro Brasil’s GSM network, which Claro Brasil continues rolling out, covered more than 3,631 cities and 91.25% of Brazil’s population. In addition, Claro Brasil’s 3G network, which was the first in Brazil and which Claro Brasil continues rolling out, covers 1,150 cities and 69.89% of Brazil’s population.

Fixed-line Networks

Embratel owns the largest long-distance network in Latin America and the largest data-transmission network in Brazil. Embratel’s long-distance and data-transmission networks use fiber optic, digital microwave, satellite and copper wireline technologies. Embratel’s networks use a 100% digital switching system for voice and data services and the latest generation Internet Protocol (“IP”) routers to support IP-based services, internet access and VPNs, through Multiprotocol Label Switching technology. Embratel’s internet backbone is the largest in Latin America with 1,100 Gbps capacity distributed through 1,401 points of presence and 52 routing centers, and its network also connects to the international internet backbone. Embratel also has approximately 59,211 kilometers of cable in a mesh network that has three or more outlets with a capacity of 7.1 TbPs. Embratel has local metropolitan digital fiber networks with approximately 8,504 kilometers of cable in the major Brazilian cities. Embratel is attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Embratel’s submarine cable network reaches all continents through 9 different cable systems in which it has various ownership interests. Embratel’s networks have also been modified to use Net Serviços’s coaxial cable networks to provide telephony services to Net Serviços’s broadband customers through NET Fone. In December 2009, Net Serviços granted Embratel an indefeasible right to use its HFC network to provide local fixed-telephone service.

To supplement its network, Embratel uses long-distance microwave systems, in areas where installation of fiber cables is difficult, with a total range of 16,254 kilometers and seven satellites to provide services to remote locations within the country and it leases satellite capacity from international satellite systems and submarine capacity in other private cable systems. Embratel also offers local telephony services to its Claro Fixo residential customers using CDMA wireless technology.

Net Serviços has an advanced network that uses coaxial and fiber optic technologies that allows it to provide a wide range of services and products at bandwidth capacities of 450 MHz, 550 MHz and 750 MHz or above. Net Serviços’s network also helps it reduce piracy by enabling Net Serviços to “scramble” the signal of up to 100% of the homes the network passes. Net Serviços also believes that its network is equipped to respond to future customer preferences, as it has bi-directional technology for almost all homes passed. The network also has in place the architecture necessary to provide pay-per-view and video-on-demand services in additional regions once it becomes commercially viable to do so. As of December 31, 2012, Net Serviços’s network had over 98,000 kilometers of cable and passed approximately 16.5 million homes in 141 localities. In addition, in 2012 Net Serviços began operating a network that uses HFC technology, and it expects that this network will allow it to reach 42 cities by the end of the year. Net Serviços complements its traditional cable network with its MMDS network, through which it reaches over 24,500 subscribers. MMDS is a system in which programming is sent by microwave transmitters from a larger antenna in a tower or building to a smaller receiving antenna located at the subscriber’s premises.

Satellite Network

Embratel, and Star One, have the most extensive satellite system in Latin America with a fleet covering the entire territory of South America and Mexico, as well as part of Central America and part of Florida. Star One currently has seven satellites in full operation (i.e., in geostationary orbit), including one it owns jointly with SES. These satellites currently operate in the C-band and/or Ku-band frequencies. Star One also currently operates two satellite control centers that are certified by the International Organization for Standardization.

Embratel and Star One have a program to replace satellites that are nearing or have reached the end of their contractual lives, thereby ensuring the continuity and quality of their communication services. Pursuant to that program, Star One successfully launched the C-3 satellite in November 2012 to replace the B-3 satellite. In addition, in January 2012, Star One entered into a contract with Space System/Loral for the in-orbit delivery of a new Ku-band satellite to be launched in 2014, the Star One C4. This new satellite is intended primarily to supply capacity for DTH services for Claro TV in Brazil and other DTH operations in South America.

Competition

Claro Brasil’s principal wireless competitors are Vivo Participações S.A., TIM Participações, Oi Participações S.A., Companhia de Telecomunicações do Brasil Central, Sercomtel S.A. and Nextel Brasil; Embratel’s principal fixed-line competitors are Oi Participações S.A., Companhia de Telecomunicações do Brasil Central, Intelig Telecomunicações Ltda., Telefónica Brasil S.A. and Global Village Telecom; and Net Serviços’s principal competitors are Sky Brasil, Telefónica Brasil S.A., Vivo Participações S.A., Oi Participações S.A. and Global Village Telecom S.A.

COLOMBIA OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in Colombia through our subsidiaries Comunicación Celular S.A. (“Comcel”), Telmex Colombia S.A. (“Telmex Colombia”) and Páginas Telmex S.A. We offer both our wireless and fixed-line services under the Claro brand. We are the largest wireless telecommunications and Pay TV services provider in Colombia, measured by number of subscribers.

As of December 31, 2012, we had approximately 30.4 million wireless subscribers, approximately 84.4% of which were prepaid customers, representing a market share of 61.8%. As of December 31, 2012, we also had approximately 1.0 million fixed-line subscribers, 1.2 million broadband subscribers and 2.0 million Pay TV subscribers.

In 2012, our Colombia segment had revenues of Ps.73,432 million, representing 9.5% of our consolidated revenues for such period. As of December 31, 2012, our Colombia segment operations represented approximately 11.6% of our total wireless subscribers, as compared to 11.9% at December 31, 2011, and approximately 6.5% of our total RGUs, as compared to 6.1% at December 31, 2011.

The following table sets forth information regarding our Colombia segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. The figures presented below, for all periods, have been adjusted to reflect the removal of our operations in Panama from this segment:

	December 31,
	2010	2011	2012
Wireless Operations:
ARPU (year ended)	Ps. 117	Ps. 121	Ps. 147
Subscribers (thousands):
Prepaid	25,078	24,064	25,019
Postpaid	4,186	4,755	5,352

Total	29,264	28,819	30,371

Market share	66.9%	65.5%	61.8%
MOUs (year ended)	198	203	230
Wireless churn rate (year ended)	3.4%	4.1%	3.8%

Fixed Operations:
RGUs (thousands):
Fixed voice	571	774	986
Broadband	614	875	1,190
Pay TV	1,802	1,899	2,019

Total	2,988	3,548	4,195

Traffic (year ended) (millions):
Long-distance minutes	32	50	71
Interconnection minutes	441	574	717

Total minutes	473	624	788

Churn rate (year ended):
Fixed voice	2.4%	1.9%	1.9%
Broadband	2.3%	1.9%	1.8%
Pay TV	2.4%	2.1%	2.0%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

We also offer international roaming services to our subscribers through wireless service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners. Certain network usage fees are subject to special regulations issued by the Communications Regulation Commission (Comisión de Regulación de Comunicaciones, or “CRC”). See “Regulation— Colombia” under this Item 4.

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

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission (including messaging, chat and access to social networks), internet browsing and e-mail services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones, and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk Services.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services, such as video on demand, to both corporate and residential customers under a variety of plans to meet the needs of different user segments. In addition, we offer data center and carrier services.

Our Networks and Technology

Our wireless networks, which cover approximately 71.2% of the population, use 3G technologies, and our fixed-line networks use HFC and optical fiber technologies.

Competition

Our principal wireless competitors are Colombia Telecomunicaciones S.A., E.S.P. (“Movistar”) and Colombia Móvil S.A. (“Tigo”); and our principal fixed-line competitors are Movistar, ETB S.A. E.S.P. (Empresa de Telecomunicaciones de Bogotá S.A. E.S.P.) and UNE EPM Telecomunicaciones S.A. E.S.P.

SOUTHERN CONE OPERATIONS

We offer wireless, fixed-line voice, broadband and Pay TV services and products in our Southern Cone segment under the Claro brand through our subsidiaries AMX Argentina S.A. (“AMX Argentina”), Telmex Argentina S.A. (“Telmex Argentina”), Claro Chile S.A (“Claro Chile”), Claro Comunicaciones S.A. (“Claro Comunicaciones”), Claro Servicios Empresariales S.A. (“Claro Servicios Empresariales”), AMX Paraguay, S.A. (“AMX Paraguay”), AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”), Telstar, S.A. and Flimay S.A. (“Filmay”). We are the largest wireless telecommunications services provider in Argentina and the third largest in Chile, Paraguay and Uruguay, measured by number of subscribers.

As of December 31, 2012, we had approximately 27.4 million wireless subscribers, approximately 67.6% of which were prepaid customers, representing a market share of 28.4%. As of December 31, 2012, we also had approximately 0.5 million fixed-line subscribers, 0.4 million broadband subscribers and 0.6 million Pay TV subscribers.

In 2012, our Southern Cone segment had revenues of Ps.62,018 million, representing 8.0% of our consolidated revenues for such period. As of December 31, 2012, our Southern Cone segment operations represented approximately 10.5% of our total wireless subscribers, compared to approximately 10.9% as of December 31, 2011, and approximately 2.4% of our total RGUs, compared to 2.3% at December 31, 2011.

The following table sets forth information regarding our Southern Cone segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2010	2011	2012
Wireless Operations:
ARPU (year ended)	Ps. 129	Ps. 137	Ps. 142
Subscribers (thousands):
Prepaid	16,791	17,865	18,545
Postpaid	7,717	8,416	8,887

Total	24,508	26,281	27,432

Market share	29.1%	28.9%	28.4%
MOUs (year ended)	145	158	160
Wireless churn rate (year ended)	2.6%	3.2%	3.1%

Fixed Operations:
RGUs (thousands):
Fixed voice	354	427	478
Broadband	217	312	381
Pay TV	496	597	649

Total	1,067	1,336	1,508

Traffic (year ended) (millions):
Long-distance minutes	2,472	2,499	2,546
Interconnection minutes	1,243	1,227	1,185

Total minutes	3,715	3,726	3,731

Churn rate (year ended):
Fixed voice	2.0%	1.9%	1.6%
Broadband	2.8%	2.7%	2.3%
Pay TV	3.9%	4.2%	4.4%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

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

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing and e-mail services.

We also offer a variety of products as complements to our wireless service, including handsets and smartphones, and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk services.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services and broadband services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. We also offer DTH Pay TV services in Chile and Paraguay and video-on-demand services in Argentina and Paraguay.

Our Networks and Technology

In Argentina our wireless networks, which cover approximately 96.84% of the population, use GSM and 3G technologies. In Chile our wireless networks, which cover approximately 98% of the population, use GSM and 3G technologies. In Paraguay our wireless networks, which cover approximately 71.21% of the population, use GSM and 3G technologies. In Uruguay our wireless networks, which cover approximately 91.38% of the population, use GSM and 3G technologies. In Argentina, our fixed-line networks use pre-WiMax, Wireless Local Loop, WiMax, local point-multipoint distribution service (“LMDS”), HFC and Gigabit Passive Optical Networks technologies. In Chile, our fixed-line networks use DTH and HFC technologies. In Uruguay, our fixed-line networks use LMDS and HFC technologies.

Competition

In Argentina, our principal wireless competitors are Telecom Personal S.A., Telefónica S.A. (Movistar) and Empresa Argentina de Soluciones Satelitales S.A.; and our principal fixed-line competitors are Teléfonica de Argentina S.A., Telecom Argentina S.A., Global Crossing S.A., Comsat S.A. and NSS S.A. In Chile, our principal wireless competitors are Entel S.A. and Telefónica Chile S.A. (Movistar); and our principal fixed-line competitors are Telefónica Chile S.A. (Movistar), VTR Globalcom S.A., DirecTV Latin America LLC and Grupo GTD. In Paraguay, our principal competitors are COPACO S.A. (Compañía Paraguaya de Comunicaciones S.A.), a stated-owned monopoly in the provision of fixed voice local and international long-distance services, Telecel S.A., which is controlled by Millicom International Cellular S.A., Nucleo S.A. and Hola Paraguay S.A. In Uruguay, our principal wireless competitors are Telefónica Móviles del Uruguay S.A. (Movistar) and the state-owned National Administration of Telecommunications (Administración Nacional de Telecomunicaciones) which is also a fixed-voice-long-distance services monopoly.

ANDEAN REGION OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in our Andean Region segment under the Claro brand through our subsidiaries Consorcio Ecuatoriano de Telecomunicaciones S.A. (“Conecel”), Ecuador Telecom S.A. (“Ecuador Telecom”) and América Móvil Perú, S.A.C. (“Claro”). Conecel is the largest wireless telecommunications services provider in Ecuador and the second largest in Peru, measured by number of subscribers.

As of December 31, 2012, we had approximately 24.6 million wireless subscribers, approximately 80.8% of which were prepaid customers, representing a market share of 52.1%. As of December 31, 2012, we also had approximately 0.6 million fixed-line subscribers, 0.3 million broadband subscribers and 0.3 million Pay TV subscribers.

In 2012, our Andean Region segment had revenues of Ps.42,495 million, representing 5.5% of our consolidated revenues for such period. As of December 31, 2012, our Andean Region segment operations represented approximately 9.4% of our total wireless subscribers, as compared to 9.2% at December 31, 2011, and approximately 1.7% of our total RGUs, as compared to 1.5% at December 31, 2011.

The following table sets forth information regarding our Andean Region segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2010	2011	2012
Wireless Operations:
ARPU (year ended)	Ps. 107	Ps. 110	Ps. 121
Subscribers (thousands):
Prepaid	17,738	18,765	19,919
Postpaid	2,572	3,546	4,719

Total	20,310	22,311	24,638

Market share	52.8%	58.9%	52.1%
MOUs (year ended)	109	134	133
Wireless churn rate (year ended)	2.5%	2.5%	2.8%

Fixed Operations:
RGUs (thousands):
Fixed voice	171	349	584
Broadband	124	188	264
Pay TV	249	326	272

Total	544	863	1,120

Traffic (year ended) (millions):
Long-distance minutes	345	370	344
Interconnection minutes	1,003	1,169	1,214

Total minutes	1,348	1,539	1,558

Churn rate (year ended):
Fixed voice	2.3%	2.2%	1.6%
Broadband	2.5%	2.8%	2.6%
Pay TV	3.9%	4.3%	5.4%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

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

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing and e-mail services.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones, and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Ecuador, our wireless networks, which cover approximately 68.81% of the population, use GSM and 3G technologies, while in Peru, our wireless networks cover approximately 82% of the population and use GSM, 3G, HSPA and HSPA+ technologies. In Ecuador, our fixed-line networks use HFC technologies, while in Peru our fixed-line networks use CDMA, HFC, DTH, copper wire, LMDS and WiMax technologies.

Competition

In Ecuador, our principal wireless competitor is Otecel S.A. (Movistar); and our principal fixed-line competitors are Setel S.A. (Grupo TV Cable) and Corporación Nacional e Telecomunicaciones EP. In Peru, our principal wireless competitor is Telefónica Moviles S.A. (Movistar); and our principal fixed-line and Pay TV competitors are Telefónica del Perú S.A.A., Telefónica Multimedia S.A.C. (Movistar TV) and DirecTV Peru S.R.L.

CENTRAL AMERICA OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in our Central America segment under the Claro brand through our subsidiaries Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V. (“CTE”), CTE Telecom Personal, S.A. de C.V. (“CTE Telecom Personal”), Telecomunicaciones de Guatemala, S.A. (“Telgua”), Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”), Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”), Claro CR Telecomunicaciones S.A. (“Claro Costa Rica”) and Claro Panamá, S.A. (“Claro Panamá”). We are the largest wireless telecommunications services provider in Nicaragua, the second largest in El Salvador, Guatemala and Honduras and the fourth largest in Panama, in each case measured by number of subscribers.

We acquired Digicel’s Honduran operations in November 2011 and merged them with Sercom in 2012. We had also agreed to acquire Digicel’s Salvadorian subsidiary, Digicel, S.A. de C.V., but did not receive regulatory approval to complete the transaction. In October 2012, we terminated our agreement to acquire Digicel’s Salvadorian subsidiary, following the procedures contemplated by that agreement. In October 2012, Claro Costa Rica obtained a license to provide DTH services for a period of 15 years.

As of December 31, 2012, we had approximately 15.3 million wireless subscribers, approximately 90.77% of which were prepaid customers, which represented a market share of 30.3%. As of December 31, 2012, we also had approximately 2.6 million fixed-line subscribers, 0.6 million broadband subscribers and 0.7 million Pay TV subscribers.

In 2012, our Central America segment had revenues of Ps.23,047 million, representing 3.0% of our consolidated revenues for such period. As of December 31, 2012, our Central America segment operations represented approximately 5.8% of our total wireless subscribers, as compared to 5.3% at December 31, 2011 and approximately 6.1% of our total RGUs, as compared to 6.3% at December 31, 2011.

The following table sets forth information regarding our Central America segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2010		2011		2012
Wireless Operations:
ARPU (year ended)	Ps.	70	Ps.	73	Ps.	78
Subscribers (thousands):
Prepaid		10,215		11,903		13,861
Postpaid		709		1,029		1,410

Total		10,924		12,932		15,271

Market share		29.8%		27.9%		30.3%
MOUs (year ended)		115		139		153
Wireless churn rate (year ended)		2.1%		2.1%		2.5%

Fixed Operations:
RGUs (thousands):
Fixed voice		2,305		2,440		2,594
Broadband		376		474		566
Pay TV		550		707		736

Total		3,231		3,621		3,896

Traffic (year ended) (millions):
Long-distance minutes		2,101		2,150		2,594
Interconnection minutes		868		792		693

Total minutes		2,969		2,942		3,287

Churn rate (year ended):
Fixed voice		1.0%		0.8%		0.7%
Broadband		1.8%		1.7%		1.3%
Pay TV		2.6%		2.4%		3.4%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

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

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing, e-mail services and access to social networking and instant messaging applications.

We also offer a variety of products as complements to our wireless service, including handsets and smart phones, and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk services.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In El Salvador our wireless networks, which cover approximately 91.0% of the population, use 3G and GSM technologies. In Guatemala our wireless networks, which cover approximately 89% of the population, use 3G and GSM technologies. In Honduras our wireless networks, which cover approximately 71% of the population, use 3G and GSM technologies. In Nicaragua our wireless networks, which cover approximately 79.0% of the population, use GSM technologies. In Panama our wireless networks, which cover approximately 84.8% of the population, use 3G and GSM technology. Our wireless networks in Costa Rica, which cover approximately 56.0% of the population, use 3G and GSM technologies. Our Central America fixed-line networks use HFC, VoIP and plain old telephone service (“POTS”) technologies.

Competition

In El Salvador, our principal wireless competitors are Telemóvil El Salvador, S.A. (Tigo), Telefónica Móviles El Salvador, S.A. de C.V., Digicel S.A de C.V., a Millicom Subsidiary, and Intelfon S.A. de C.V., and our principal fixed-line competitor is Amnet S.A. In Guatemala, our principal wireless competitors are Comunicaciones Celulares, S.A. (Tigo) and Telefónica Móviles Guatemala, S.A. In Honduras, our principal wireless competitors are Telefónica Celular, S.A. (CELTEL) and Empresa Hondureña de Telecomunicaciones (Honducel), and our principal fixed-line competitor is Empresa Hondureña de Telecomunicaciones (Hondutel). In Nicaragua, our principal wireless competitor is Telefonía Celular de Niacaragua, S.A. In Panama, our principal wireless and Pay TV competitors are Telefónica Móviles Panamá S.A., Cable & Wireless Panamá S.A., Digicel Cable Onda and SKY Panamá. In Costa Rica, our principal competitors are the Instituto Costarricense de Electricidad (ICE), Telefónica de Costa Rica, S.A. and Amnet S.A.

UNITED STATES OPERATIONS

We offer wireless services and products in our United States segment through our subsidiary TracFone under the TracFone, Net10, Straight Talk, SafeLink, Simple Mobile and Telcel America brands. We are the largest prepaid wireless telecommunications services provider in the United States, measured by number of subscribers.

On January 6, 2012, we acquired DLA, Inc. (“DLA”). DLA is a leader in the development, integration and delivery of entertainment products made for digital distribution in Latin America. DLA offers Pay TV content and entertainment solutions, including on-demand services (basic, transactional or by subscription) to network providers in Latin America, Spain, Portugal, the Caribbean and the Hispanic market in the United States. During the third quarter of 2012, we launched a new product called “Claro Video,” which delivers unlimited over-the-top content, such as movies and TV series for a monthly fixed fee in Mexico, Colombia and Brazil.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the mobile virtual network business of Simple Mobile, Inc., which is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with approximately 1.4 million subscribers.

As of December 31, 2012, we had approximately 22 million wireless subscribers, all of which were prepaid customers, which represented a 35% share of the prepaid wireless market. In 2012, our United States segment had revenues of Ps.63,573 million, representing 8.2% of our consolidated revenues for such period. As of December 31, 2012, our United States segment operations represented approximately 8.6% of our total wireless subscribers, as compared to 8.2% as of December 31, 2011.

The following table sets forth information regarding our United States segment’s subscriber base, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2010	2011	2012
ARPU (year ended)	Ps. 161	Ps. 190	Ps. 225
Subscribers (thousands):
Prepaid	17,749	19,762	22,392
Market share	39.7%	29.0%	35.0%
MOUs (year ended)	234	378	457
Wireless churn rate (year ended)	4.0%	4.2%	3.9%

Services and Products

We offer prepaid wireless debit card services, as well as prepaid wireless handsets through an extensive distribution network of independent retailers.

Networks and Technology

We do not own any wireless telecommunications facilities or hold any wireless spectrum licenses in the United States. Instead, we purchases airtime through agreements with approximately ten wireless service providers and re-sell airtime to customers. Through these agreements, we have a nationwide “virtual” network covering almost all areas in which wireless services are available.

Competition

We compete with the major U.S. wireless operators and other mobile virtual network operators.

CARIBBEAN OPERATIONS

We offer wireless, fixed-line voice, broadband and Pay TV services and products in our Caribbean segment under the Claro brand through our subsidiaries Compañía Dominicana de Teléfonos, S.A. (“Codetel”) and Telecomunicaciones de Puerto Rico, Inc. (“Telpri”). We are the largest wireless telecommunications services provider in the Dominican Republic and the second largest in Puerto Rico, measured by number of subscribers.

As of December 31, 2012, we had approximately 5.8 million wireless subscribers, approximately 74.9% of which were prepaid customers, which represented a market share of 45.4%. As of December 31, 2012, we also had approximately 1.3 million fixed-line subscribers, 0.6 million broadband subscribers and 0.17 million Pay TV subscribers.

In 2012, our Caribbean segment had revenues of Ps.27,441 million, representing 3.5% of our consolidated revenues for such period. As of December 31, 2011, our Caribbean segment’s operations represented approximately 2.2% of our total wireless subscribers, as compared to 2.3% at December 31, 2011, and approximately 3.4% of our total RGUs, as compared to 3.7% at December 31, 2011.

The following table sets forth information regarding our Caribbean segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2010		2011		2012
Wireless Operations:
ARPU (year ended)	Ps.	163	Ps.	179	Ps.	201
Subscribers (thousands):
Prepaid		5,102		4,200		4,382
Postpaid		1,392		1,392		1,466

Total		6,494		5,592		5,848

Market share		41.6%		47.6%		45.4%
MOUs (year ended)		303		328		327
Wireless churn rate (year ended)		4.9%		5.2%		4.0%

Fixed Operations:
RGUs (thousands):
Fixed voice		1,483		1,426		1,365
Broadband		559		590		628
Pay TV		102		143		172

Total		2,144		2,159		2,165

Traffic (year ended) (millions):
Long-distance minutes		5,495		5,357		4,953
Interconnection minutes		4,439		3,307		2,836

Total minutes		9,934		8,664		7,789

Churn rate (year ended):
Fixed voice		1.6%		1.5%		1.7%
Broadband		3.0%		2.8%		2.5%
Pay TV		2.0%		2.7%		2.5%

Services and Products

Wireless Services and Products

We offer wireless voice and data services under a variety of plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month and may terminate the plan at any time, subject to certain exceptions such as, in the case of Puerto Rico only, an early termination fee, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period.

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

In Puerto Rico, we have established “reverse toll billing,” under which, the fees for connecting our fixed-line customers’ calls to other wireless providers’ customers are paid by such wireless providers. In July 2012, under the Intercarrier Compensation Reform issued by the FCC, we entered into “bill and keep” agreements governing the interconnection of local traffic between all wireless carriers and our fixed-line customers.

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing and e-mail services. We also offer a variety of products as complements to our wireless service, including handsets and smart phones, and accessories such as chargers, headsets, belt clips, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk services in the Dominican Republic.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. In addition, we offer VOIP and network monitoring services in Puerto Rico.

Our Networks and Technology

In the Dominican Republic our wireless networks, which cover approximately 97.5% of the population, use CDMA, GSM and 3G technologies. In Puerto Rico, our wireless networks, which cover approximately 95% of the population, use CDMA, GSM, 3G and LTE technologies. In the Caribbean, our networks use POTS, VOIP, broadband, DTH and Internet Protocol television technologies and DTH satellite TV Solution. In the Dominican Republic, our television market share is 29%, the largest of any provider.

Competition

In the Dominican Republic, our principal wireless competitor is Orange Dominicana S.A., and our principal fixed-line competitor is Tricom S.A. The Dominican television market is highly competitive, with over 100 cable companies operating in the country, the most important being Tricom, Aster, Wind and Sky. The Puerto Rican wireless market is highly competitive with AT&T Mobility Puerto Rico Inc., Sprint Nextel Corp., T-Mobile USA Inc. and PR Wireless Inc. (Open Mobile) and 10 MVNO’s as our principal competitors. AT&T is the largest wireless operator in Puerto Rico, where we hold a close second position. In the fixed-line business, our principal competitors in Puerto Rico are AT&T Mobility Puerto Rico Inc., Choice Cable, Liberty Cablevision of Puerto Rico LLC, WorldNet Telecommunications, Inc. and other competitive local exchange carriers.

OTHER INVESTMENTS

Investment in KPN

As of December 31, 2012, we owned 29.77% of the outstanding shares of KPN. KPN is the leading telecommunications and IT service provider in The Netherlands, offering fixed-line service, wireless service, internet and TV to consumers. KPN offers business customers complete telecommunications and IT solutions. KPN IT Solutions (previously known as Getronics) offers global IT services and is the Benelux market leader in the area of infrastructure and network related IT solutions. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations. KPN provides wholesale network services to third parties and operates an IP-based infrastructure with global scale in international wholesale through iBasis.

In April 2013, KPN launched a rights offering to raise up to €3 billion. We have agreed to subscribe for new shares in the rights offering, in proportion to our current ownership of KPN shares. We have entered into a relationship agreement with KPN which, among other provisions, grants us the ability to designate two individuals for election to KPN’s supervisory board.

Investment in Telekom Austria

As of December 31, 2012, we owned approximately 23.69% of the outstanding shares of Telekom Austria. Telekom Austria, is the leading communications provider in Central and Eastern Europe with more than 23 million customers. Telekom Austria is currently operating in eight countries: Austria (A1), Slovenia (Si.mobil), Croatia (Vipnet), the Republic of Serbia (Vip mobile) and the Republic of Macedonia (Vip operator), Bulgaria (Mobiltel), Belarus (velcom) and Liechtenstein (mobilkom liechtenstein). Together, these eight countries comprise a market of approximately 41 million. Telekom Austria’s portfolio encompasses products and services of voice telephony, broadband Internet, multimedia services, data and IT solutions, wholesale as well as mobile payment solutions.

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

The Federal Telecommunications Law requires public telecommunications concessionaires to establish an open-network architecture that permits interconnection and interoperability.

Principal Regulatory Authorities

The SCT, through the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), is the government agency principally responsible for regulating telecommunications services in Mexico.

Cofetel is an independent agency within the SCT, headed by five commissioners appointed by the President of Mexico, one of whom is appointed as chairman. Cofetel’s mandate is to regulate the Mexican telecommunications sector. Many of the powers and obligations of the SCT under the Federal Telecommunications Law and the telecommunications regulations have been delegated to Cofetel.

The Federal Telecommunications Law gives certain rights to the Mexican government in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest. The Federal Telecommunications Law also provides that at the expiration of a concession, the Mexican government has a right of first refusal to acquire the assets used directly in the exploitation of the concession. See “Regulation—Termination of Concessions” under this Item 4.

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

Telcel Rates

The Federal Telecommunications Law provides that wireless services concessionaires may freely determine the rates for telecommunications services, including interconnection. Mobile rates are not subject to a price cap or any other form of price regulation. However, Telcel and other mobile carriers operating in Mexico are required to register their rates for mobile services with Cofetel prior to implementing such rates. Cofetel is authorized to impose specific rate requirements on any operator that is determined by Cofeco to have substantial market power under the Federal Antitrust Law. See “Regulation—Mexican Regulatory Proceedings” under this Item 4.

Telmex Rates

Under Telmex’s concession, Telmex’s rates for basic telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, are subject to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Every four years, Telmex files a model before both Cofetel and the SCT, with its projections of units of operation for basic services, costs and prices. There is also a price floor based on Telmex’s average long-run incremental cost. Within this aggregate price range, Telmex is free to determine the structure of its own rates. Telmex must get permission from Cofetel before its rates can take effect.

The price cap varies directly with the Mexican National Consumer Price Index, allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the SCT. Telmex has not raised its nominal rates since March 2001, for local-service, and since March 1999 for long-distance service. Under the concession, the price cap is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The SCT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital. For services extending beyond basic telephone service, the Federal Telecommunications Law and Telmex’s concession permit Telmex, subject to registration with Cofetel, to freely set its rates. These services include data-transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

During 2011, Cofetel notified Telmex of three resolutions mandating reductions to the interconnection rates that Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced rates for 2011 by 65% for interconnection fees and 94% for transport of long-distance traffic (resale), when compared to 2010. Telmex has filed petitions to challenge these resolutions before Cofetel and resolution of these petitions is pending. In April 2013, Cofetel issued a resolution mandating a further reduction in the 2012 interconnection fees by 38%.

Calling Party Pays

In Mexico, calls to and from Telcel’s mobile subscribers are subject to the “calling party pays” system, under which subscribers only pay for outgoing calls. Subscribers have the option of using the “mobile party pays” system. Mobile operators do not charge airtime fees to customers receiving calls, except for roaming fees applicable when subscribers receive calls outside their local areas.

Telcel Concessions

Telcel operates under several different concessions covering particular frequencies and regions, holding an average of 72.8 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz spectrum. The following tables summarize Telcel’s concessions.

Frequency	Region in Mexico	Initial Date	Termination Date	Fee Structure
Band A (1900 MHz)	All PCS Regions	Sept. 1999	Sept. 2019	Upfront
Band B (850 MHz)	Cel Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual
Band B (850 MHz)	Cel Regions 4, 8	Aug. 2010	Aug. 2025	Annual
Band B (850 MHz)	Cel Regions 5, 6, 7	Oct. 2011	Oct. 2026	Annual
Band B (850 MHz)	Cel Region 9	Oct. 2000	Oct. 2015	Upfront
Band D (1900MHz)	PCS Nationwide	Oct. 1998	Oct. 2018	Upfront
Band F (1900 MHz)	PCS Nationwide	Apr. 2005	Apr. 2025	Annual
Bands B2, C, D (1.7/2.1 GHz)	B2: All AWS Regions; Band C: Nationwide; Band D: PCS Regions 1, 5, 8	Oct. 2010	Oct. 2030	Annual

In addition to the 850 MHz, 1900 MHz and 1.7/2.1 GHz concessions detailed in the tables above, in December 2002, the SCT granted Telcel a concession to install and operate a telecommunications network to provide national and international long-distance services, as well as data-transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period.

Renewal

In 2010 and 2011, the eight Band B concessions covering regions outside the Mexico City area were renewed, with certain additional conditions imposed on Telcel. Telcel challenged the imposition of some of these conditions in a process that does not affect the validity of the renewals, and a final resolution of such challenge is still pending. All of these concessions are subject to renewal for additional 15-year terms.

On April 20, 2010, Telcel requested the renewal of the Band B concession covering the Mexico City area (Region 9) that will expire in October 2015, and that renewal request is still pending. The Band D concessions will expire in 2018, the Band A concessions in 2019, the Band F concessions in 2025 and the nationwide 1.7/2.1 GHz concession in 2030. All of these concessions are subject to renewal for additional 20-year terms.

Concession Fees

In addition to the upfront payment applicable to all of the 1900 MHz (F Band) concessions, 1.7/2.1 GHz (B2, C and D Bands) concessions and 850 MHz concessions (Regions I to VIII), owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees for its Bands A and D 1900 MHz concessions since they were awarded prior to 2003, but it is required to pay them for additional 10 MHz of capacity in the 1900 MHz spectrum (Band F) acquired in 2005. The Band B concessions renewed in 2010 and 2011 required Telcel to pay an aggregate upfront fee of Ps.74.8 million, as well as to make payments of annual fees (derechos) during the term of the concessions. The grant of the nationwide 1.7/2.1 GHz concession for a 20 year term, which occurred in October 2010, required an upfront payment of Ps.3,793 million.

Service Quality Requirements

The concessions set forth extensive requirements for the quality and continuity of Telcel’s services, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In 2011, Cofetel issued a new Fundamental Technical Plan for Quality of Local Mobile Services Networks (the “2011 Technical Plan”). The 2011 Technical Plan is applicable to all operators, including Telcel. The 2011 Technical Plan, which imposes additional service quality requirements for voice, SMS and internet services to those set forth in our concessions and includes a methodology based on site measurements that may be publicly available and potential fines for non-compliance with voice-quality requirements. We believe we are in compliance with the service quality requirements of our concessions and of the 2011 Technical Plan. Nonetheless, Telcel has been notified that the SCT has commenced a number of proceedings seeking to impose penalties on Telcel on the basis of alleged non-compliance with the service quality requirements of the previous technical plan, as well as some proceedings from alleged service quality non-compliance during network failures on January 15 and 26, 2013. Telcel is challenging the allegations and penalties in proceedings that are still pending.

Telmex Concessions

Under the Federal Telecommunications Law and related telecommunications regulations, Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements that the SCT may impose. Thereafter, it may be renewed for successive 30-year terms, as provided under the Federal Telecommunications Law. Telmex’s subsidiary, Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), holds a separate concession in a region located in two states in northwestern Mexico that will expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are similar to those of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from Cofetel through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms.

The General Communications Law provides that upon the expiration of the Telmex concession the Mexican government is entitled to purchase its telecommunications assets at a price determined on the basis of an appraisal by a public official. Related telecommunications regulations provide that, upon expiration of the concession, the Mexican government has a right of first refusal to acquire Telmex’s telecommunications assets. However, the General Communications Law also provides that in certain cases, upon expiration of the concession, Telmex’s telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to how these provisions of the General Communications Law and the telecommunications regulations would be applied and, accordingly, there can be no assurance that upon expiration of the concession, Telmex’s telecommunications assets will not revert to the Mexican government free of charge.

Termination of Concessions

The General Communications Law, the Federal Telecommunications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the Federal Telecommunications Law or the terms of the concessions, as applicable, the SCT may cause early termination of any of the concessions in certain cases specified by law.

The General Communications Law provides that, in the event of early termination of our concessions, all assets that are subject to such concession would revert to the Mexican government without compensation. In the event of early termination of any of our concessions, the Mexican government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies that are subject to such concession.

Competition

The telecommunications regulations and the concessions contain various provisions designed to introduce competition in the communications services market. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel and Telmex under the concessions.

Of particular importance for Telmex is the fact that Mexican authorities have adopted regulations to permit cable television providers to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband internet access services to the Mexican public. Regulations have also been adopted to allow other local telephone service providers to provide Pay TV and audio services, but to date Telmex has been unable to obtain authorization to do so.

Mexican Regulatory Proceedings

Telcel Antitrust Investigations—Substantial Market Power

The Federal Telecommunications Law authorizes Cofetel to impose specific requirements as to rates, quality of service and information on any wireless operator that is determined by Cofeco to have substantial power in a specific market according to the Federal Antitrust Law.

Telcel is the target of two substantial market power investigations initiated by Cofeco. In the first investigation, Cofeco determined that Telcel had substantial market power over the mobile termination switched services it provides to other concessionaries through its network. Telcel filed an appeal for relief (recurso de amparo) against such ruling. The second investigation relates to whether Telcel enjoys substantial market power in the nationwide market for voice and data services. In March 2013, Telcel was notified of a final ruling issued by Cofeco confirming that Telcel does indeed enjoy substantial market power in the nationwide market for mobile telephone services. Telcel filed an appeal for relief (recurso de amparo) against the March 2013 ruling. Resolution of both appeals for relief (recurso de amparo) is pending.

These rulings allow Cofetel to impose against Telcel specific requirements as to rates, quality of service and information, though it has not yet done so. If they do, we will appeal Cofeco’s rulings and any specific requirements Cofetel imposes.

Telcel Antitrust Litigations—Monopolistic Practices

In April 2011, following a regulatory inquiry initiated in 2006, Cofeco notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic practices” (prácticas monopólicas relativas) that also, allegedly, constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, or 8% of the offender’s annual revenues for its previous fiscal year.

In March 2012, Telcel submitted to Cofeco, pursuant to the Mexican Competition Law (Ley Federal de Competencia Económica), a series of proposed undertakings related to the alleged relative monopolistic pricing practice to which the fine relates in order for Cofeco to consider the adoption of such undertakings as part of the petition for reconsideration in order to eliminate the fine. The undertakings are: (i) the gradual reduction of the mobile termination rate Telcel charges for termination of voice traffic in its network to reach Ps.$0.3094 in 2014; (ii) use of the second as the applicable unit for measuring interconnection rates; (iii) publication of the reference interconnection terms (oferta pública de interconexión) applicable to its network; (iv) termination of all pending disputes related to the 2011 termination rate (Ps$0.3912) determined by Cofetel with those operators that agree to enter into an agreement based on the reference interconnection terms; (v) maintenance, as part of Telcel’s commercial offerings, of plans or promotions under which some of the minutes included in the plan or promotion can be used by the Telcel customer to call any fixed or mobile network at the same rate (without differentiating on-net and off-net); and (vi) an access to information agreement under which Cofeco can monitor compliance with Telcel’s undertakings.

In May 2012, Cofeco revoked the fine. As a condition to the revocation of the fine, Telcel must comply with all specific undertakings that it proposed to Cofeco in March 2012. Certain of the operators that were parties to that proceeding have challenged the revocation of the fine. See “Legal Proceedings” under Item 8 and Note 17 to our audited consolidated financial statements included in this annual report.

Telmex Antitrust Investigations—Substantial Market Power

Beginning in 2007, Cofeco initiated four investigations to evaluate if Telmex and its subsidiary Telnor have substantial power in certain markets. Cofeco has issued final resolutions concluding that Telmex and Telnor have substantial power in all four of the relevant markets investigated. Telmex and Telnor submitted petitions for reconsideration (recursos de reconsideración) to Cofeco challenging their findings. Cofeco denied the petitions for reconsideration. Telmex and Telnor then filed appeals for relief (amparo indirecto) challenging Cofeco’s denial of the petitions for reconsideration. Of these appeals, two are still pending, but two of Telnor’s appeals for relief have been denied, effectively upholding Cofeco’s findings. With respect to the matters for which the appeals were denied, Cofetel can impose specific tariff requirements or other special regulations, such as additional requirements regarding disclosure of information or quality of service. Consequently, in April 2012, Cofetel published, in the Official Gazette, an agreement establishing requirements regarding tariffs, quality of service, and information for dedicated-link leasing. Telmex believes it could have an adverse impact on its revenues and results of operations. Telmex and Telnor have filed a petition for relief against that resolution, and that petition is still pending.

Mobile Termination Rates

Under the calling party pays system, when the customer of one operator (local or long-distance) places a call to a customer of another operator, the first operator pays the second a fee, which is referred to as an interconnection fee or mobile termination rate. Under Mexican law, interconnection fees are negotiated between operators. There has been extensive controversy in Mexico concerning the mobile termination rates payable to mobile operators since 2005. See Note 17 to our audited consolidated financial statements included in this annual report.

February 2009 Interconnection and Interoperability Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (the “Plan”) that addresses the technical, economic and legal conditions of interconnection and establishes additional obligations on telephone services providers, including Telcel, Telmex and Telnor. With respect to mobile termination fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to set fees, which could override the existing fee agreements among service providers. Telcel believes that the implementation of the Plan will result in asymmetrical and discriminatory treatment for those service providers that Cofetel has determined are dominant. And that it will also subject these service providers to specific technical and legal requirements and different economic, technical and legal conditions than the other service providers, such as the disaggregation of network components. Accordingly, Telcel, Telmex and Telnor have challenged the Plan. Telcel, Telmex and Telnor’s challenges are pending as of the date of this annual report. We are unable to predict the competitive and financial effects that might result if those challenges are resolved against us and the Plan is implemented, though they could materially reduce our revenues in future periods.

Consolidation of Local-service Areas

In 2005, Cofetel issued guidelines regarding the consolidation of local-service areas. Following a legal challenge by Telmex, the guidelines were withdrawn in June 2012. In April 2013, Cofetel presented new draft guidelines for public consultation. If these guidelines become final, the number of local-service areas would decrease significantly, resulting in a reduction in our revenues from long-distance calls. Additionally, we would have to invest in adapting our technology to the changes in fixed-number dialing that the guidelines contemplate.

Brazil

Legislation and Main Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary telecommunications regulator in Brazil is Anatel, which has the authority to grant concessions and licenses for all telecommunications services, except broadcasting, and to propose and issue regulations that are legally binding on telecommunications services providers.

The principal tax imposed on telecommunications services is a state level value added tax (Imposto Sobre Ciculação de Mercodorias e Serviços), which Brazilian states impose on gross revenue derived from telecommunications services and which while varying from state to state, average 26% nationwide.

Rates

Anatel regulates rates for telecommunications services. In general, PCS license-holders are authorized to increase basic plan rates only annually and to adjust for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Embratel’s concession for both domestic and international long-distance services allows it to set its own rates freely as in accordance with an annual rate-adjustment mechanism established by Anatel. In December 2012, Embratel obtained Anatel’s approval to set international long distance rates freely as it deems appropriate, provided it gives Anatel and the public advance notice. Data transmission rates are not regulated.

General Regulatory Plan

The General Regulatory Plan (Plano Geral de Atualização da Regulamentação, or “PGR”), issued in October 2008, serves as a framework to develop public telecommunications policies for a period of ten years. The PGR includes Anatel’s plans to regulate MVNOs practices, expand broadband services to rural and low-income areas and implement rules related to fixed-line incumbents infrastructure usage within the next two years and revise the rules related to the size of the areas where the service is considered to be local.

Under the PGR, during 2012 Anatel auctioned 4G spectrum frequencies with coverage obligations that aim to expand broadband access to rural and low-income areas. In this auction, Claro was awarded one of the two available nationwide licenses with a higher capacity (20+20 MHz in the 2.5 GHz band) that will allow it to provide faster data speeds. In additional to the national spectrum block, Claro also acquired 19 regional complementary blocks (10+10 MHz).

New Pay TV Legal Framework

In September 2011, the Brazilian Congress approved a new legal framework applicable to all Pay TV operators in Brazil. The new framework, among other things: allows new entrants into the Pay TV market, including telephone companies; permits existing Pay TV operators to migrate to the new regulatory regime even in cases where their current license contracts are still in full force and effect; establishes that no license renewal requests, transfer of control requests, or changes in corporate structure requests will be granted, unless existing Pay TV operators convert their old licenses to new licenses governed by the new legal framework; establishes Brazilian content quotas; and requires operators to provide free access to certain local and municipal channels. Anatel issued the main regulations regarding the new legal framework in March 2012. All licenses have national coverage and operators are not permitted to have multiple Pay TV licenses.

Concessions

Our Brazilian wireless subsidiaries hold licenses to provide services under the PCS regime in the 450 MHz, 850 Mhz, 900 MHz, 1,800 MHz, 1,900 MHz, 2,100 MHz and 2,500 MHz spectrum bands. Our subsidiaries expect to continue to acquire spectrum as Anatel conducts additional auctions.

The following table sets forth the regions in Brazil in which our subsidiaries hold licenses to provide wireless services, as well as the termination dates of such licenses:

Regions in Brazil	Termination Dates
	450 MHz*	850 MHz	900 MHz	1.8 GHz	1.9 and 2.1 GHz	2.5 GHz**
National (all states)	—	—	—	—		October 2027
Bahia	October 2024	—	December 2017	December 2017	April 2023	—
Sergipe	—	—	December 2017	December 2017	April 2023	—
Alagoas	—	August 2027	August 2027	August 2027	April 2023	—
Ceara	—	August 2027	August 2027	August 2027	April 2023	—
Piaui	—	August 2027	August 2027	August 2027	April 2023	—
Pernambuco	—	August 2027	August 2027	August 2027	April 2023	—
Rio Grande do Norte	—	August 2027	August 2027	August 2027	April 2023	—
Paraná	—	—	December 2017	December 2017	April 2023	—
Paraná (Norte)	—	—	December 2022	December 2022	April 2023	—
Santa Catarina	—	—	December 2017	December 2017	April 2023	—
Rio de Janeiro	—	April 2028	April 2028	April 2028	April 2023	—
Espirito Santo	—	April 2028	April 2028	April 2028	April 2023	—
Rio Grande do Sul	—	April 2028	April 2028	April 2028	April 2023	—
São Paulo - Capital	October 2024	August 2027	August 2027	July 2027	April 2023	—
São Paulo - Interior	—	March 2028	March 2028	March 2028	April 2023	—
Minas Gerais	—	—	April 2020	April 2020	April 2023	—
Minas Gerais (Triângulo)	—	—	—	—	April 2023	—
Amazonas	October 2024	—	—	December 2022	April 2023	—
Maranhão	October 2024	—	—	December 2022	April 2023	—
Roraima	October 2024	—	—	December 2022	April 2023	—
Amapá	October 2024	—	—	December 2022	April 2023	—
Pará	October 2024	—	—	December 2022	April 2023	—
Distrito Federal	—	July 2027	July 2027	July 2027	April 2023	—
Mato Grosso do Sul	—	July 2027	July 2027	July 2027	April 2023	—
Goiás	—	July 2027	July 2027	July 2027	April 2023	—
Tocantins	October 2024	July 2027	July 2027	July 2027	April 2023	—
Mato Grosso	—	July 2027	July 2027	July 2027	April 2023	—
Rondônia	October 2024	July 2027	July 2027	July 2027	April 2023	—
Acre	October 2024	July 2027	July 2027	July 2027	April 2023	—

*	In 450 MHz São Paulo Capital includes area codes 11 and 12.
**	In addition to a national block (20+20 MHz) in 2.5 GHz (4G), Claro also acquired 19 regional complementary blocks (10+10 MHz).

Other Licenses

Embratel

Embratel holds both domestic and international long-distance concessions that were granted on December 22, 2005 and will expire on December 31, 2025. Additionally, Embratel also holds local voice services, data services (Serviço de Comunicação Multimídia, or “SCM”) and Pay TV licenses (Serviço de Acesso Condicionado or “SeAC”), which allow it to provide data, audio and video services for an indefinite term.

Star One:

Our Brazilian subsidiary Star One has the following authorizations:

Type:	Number:	Oribital Position	Issue Date:	Expiration Date: (15 years)
Extension (renewal)	PVSS/SPV 007/2006	63ºW, 65ºW, 70ºW, 84ºW e 92ºW – C Band	01/01/06	01/01/21
Orbital Position	PVSS/SPV 001/2003	65º W – Ku Band	25/02/03	25/02/18
Orbital Position	PVSS/SPV 12/2007	68º W – C and Ku Band	13/11/07	13/11/22
Orbital Position	PVSS/SPV 002/2003	70º W – Ku Band	08/10/03	08/10/18
Orbital Position	PVSS/SPV 001/2007	75º W – C and Ku Band	27/02/07	27/02/22
Orbital Position	PVSS/SPV 156/2012	70º W – Ka and Ku (Planned) Band	28/03/12	28/03/27
Orbital Position	PVSS/SPV 076/2012	84º W – Ka and Ku Band	06/02/12	06/02/27

Net Serviços

Net Serviços holds 95 Pay TV (SeAC) licenses, granted by Anatel in November 2012. We expect that Anatel will subsequently unify all 95 licenses into a single license. These licenses impose certain technical, financial and legal requirements and have no expiration date.

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

Wireless Interconnection Fees

Since 2005, mobile termination rates in Brazil are negotiated by operators, subject to the condition that wireless operators offer to all other fixed-line and wireless operators the best rates offered to any fixed-line operator. Our Brazilian subsidiaries have not always been able to reach agreements on the mobile termination rates with certain operators and some of these operators have sought the intervention of Anatel or the Economic Defense Department. We expect that mobile termination rates will continue to be the subject of litigation and administrative proceedings. We cannot predict when or how these matters will be resolved. The competitive and financial effects of any adverse resolution of these proceedings could be complex and difficult to predict, but if the rates set as a result of these proceedings are different from the ones Claro Brasil has agreed to with most operators, Claro Brasil may suffer a financial impact.

In 2005, Anatel defined a series of cost-based methods, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has proposed that an economic group with more than 20% of market share be considered to have significant market power for this purpose. Under this proposal, Claro Brasil would be an economic group with significant market power. In November 2012, Anatel published Resolution N. 600, approving the General Plan of Competition (Plano Geral de Metas da Competição or “PGMC”), establishing that mobile termination rates must be reduced to 75% of the 2013 rates by 2014, and to 50% of the 2013 rates, by 2015. In 2016, the mobile termination rates will be defined by a cost model to be finalized during 2013. The cost model is expected to be ready during 2013, to take effect in 2016. When the PGMC is implemented and if Claro Brasil is deemed to be an economic group with significant market power, its revenues and results of operations may be affected.

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

Competition Regulation

The PGMC published by Anatel sets forth competition goals for all main telecommunications services. Their key objective is to lower prices in the wholesale markets and to ensure equal treatment among competitors. In December 2012, Anatel held public consultations regarding reference prices for such markets and its final decision on the matter is expected to be released before their enforcement. All wholesale contracts within these regulated markets are to be overseen by a third-party company hired by all main operators.

Quality of Service Regulation

Telecommunications providers are subject to quality targets under their concessions and the recently issued the Quality of Service Regulation (Regulamento de Gestão da Qualidade or RGQ). Under this regulation, published in December 2012 and entering into force 120 days after its publication, the current 37 indicators of quality would fall to 21 for operators with more than 50 thousand accesses, thereby promoting the regulatory asymmetry already used in the regulation of broadband quality.

Noncompliance with the targets set by the RGQ and other quality of service regulations may result in the imposition of penalties by Anatel. As such, in July 2012, Anatel suspended Brazilian mobile phone providers TIM, Claro and Oi from selling new telephone lines in some states throughout the country, due to high rates of customer complaints. In each state, the company with the highest number of complaints was prohibited from conducting sales. Claro was prohibited from conducting sales in 3 states.

As a result, operators were requested to present to Anatel an investment plan that tackled issues of customer service and quality. Claro’s plan is being monitored by Anatel and non-compliance may result in further suspensions or other actions.

In October 2011, Anatel published quality of service regulations for PCS and SCM, which included new quality standards for broadband services. In addition, it requires that an independent third party designated by all broadband service providers—fixed and wireless—review these new standards. During 2012, operators hired a third-party company whose measurements should be released in 2013.

Reversible Assets

Embratel’s concessions provide that the concessionaire’s assets, such as equipment, infrastructure and any other property or rights essential for the provision of services and considered as reversible, cannot be disconnected, replaced or sold without prior regulatory approval. Upon expiration of these concessions, such assets may be revert to the Brazilian government in exchange for some compensation for the investments made in those assets.

Colombia

The Colombian Ministry of Information and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones, or “Ministry of Communications”) and the CRC are responsible for regulating and overseeing the telecommunications sector, including wireless operations. In addition, the main telecommunications regulatory authority in Colombia with respect to Pay TV is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). The Ministry of Communications supervises and audits the performance of our fixed voice and mobile concessionaires’ legal and contractual obligations. The activities of Comcel and Telmex Colombia are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), which enforces antitrust regulations, promotes free competition in the marketplace and protects consumer rights.

In September 2011, the CRC opened an administrative action to impose new regulatory measures on Comcel because of its dominant position in the outgoing mobile services market. On December 31, 2012, the CRC issued Regulation 4050/2012, which seeks to correct an alleged market failure, imposed the following measures on Comcel: (i) asymmetric access charges for long-distance and wireless interconnection services, whereby we must offer lower rates to our competitors than the rates we pay them, in turn, for those services; and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls). Asymmetric access charges are expected to end on January 1, 2015, while the restrictions on off-net rates are expected to be temporary, subject to modification or elimination by the CRC. The competitive and financial effects of these regulatory measures could be complex and, while difficult to predict, they could materially reduce Comcel’s revenues in future periods.

In October 2012, the ANTV issued Resolution No. 0179, establishing a unified licensing system and allowing existing cable operators to apply for a unified license to provide Pay TV services on a neutral technology basis. We have made the required application for this license in order to provide DTH services and our application is in process.

On March 11, 2013 the Colombian government issued Resolution No. 449, outlining the bidding process for its fourth-generation radio licenses, which excluded Comcel from bidding for the 1.7 GHz (AWS) spectrum, while allowing it to bid for the for the 1.9 GHz and the 2.5 GHz spectrum. The auction is currently scheduled for June 26, 2013.

Under the terms of Comcel’s concessions to provide wireless telecommunications services in Colombia, it is required to make quarterly royalty payments based on its revenues to the Ministry of Communications. Comcel is currently reviewing with the local authorities the conditions for the renewal of three of its concessions that will expire in March 2014.

In October 2012, a bill restricting any one wireless provider from controlling more than 30% of the wireless market was introduced in the Colombian Congress. Because the bill is still in committee, we cannot anticipate whether or in what form it will be approved.

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

On December 2012, Empresa Argentina de Soluciones Satelitales S.A. (ARSAT), the state-owned operator, was granted the use of certain frequencies of the radio spectrum in the bands of 850MHz and 1900MHz, after the public-bidding process for those frequencies had been cancelled.

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

Claro Chile holds a concession covering the entire Chilean territory. The concession was granted in June 1997 and covers a 30-year period. The concession imposes coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to foreclose any concessionaire in the event of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 MHz within the 850 MHz frequency that permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

One of our subsidiaries has the right to use licenses to provide local fixed and wireless service through the 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country. In addition, some subsidiaries in Chile provide domestic and international long-distance service, data services, internet access, pay television services and value-added services.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AMX Paraguay holds a nationwide PCS license to operate in the 1900 MHz frequency spectrum for a five-year term starting on January 26, 2009. AMX Paraguay also holds a nationwide internet access license, which was granted in December 2007 and is in the renewal process. In November 2010, AMX Paraguay received a license for a five-year term to provide DTH services and in August 2011, AMX Paraguay received a license to provide cable TV services for a ten-year term. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. In December 2010, the National Telecommunications Commission of Paraguay approved the regulation for number portability, which was implemented during the fourth quarter of 2012.

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladorada de Servicios de Comunicaciónes) and the National Administration of Telecommunications (Administración Nacional de Telecomunicaciones) are

in charge of supervising the telecommunications industry in Uruguay. In June 2004, we acquired a 20-year license to operate three broadband PCS frequencies in Uruguay.

In December 2012 the Government called for a public bidding process for the frequencies in the 900MHz, 1900 MHz and 1700/2100 MHz radio spectrum. As a result of this bidding process, AMX Wireless Uruguay was granted use of 45 MHz of spectrum in the 1,700 MHz, 1,800 Mhz, 1,900 Mhz and 2,100 MHZ bands.

On February 4, 2013, Flimay was notified by the Court of Administrative Disputes (TCA) that its license for the provision of DTH had become effective. Flimay expects to begins providing DTH services during 2013.

Andean Region

Ecuador

Our wireless and fixed-line operations are subject to regulation by:

•	the National Telecommunications Council (Consejo Nacional de Telecomunicaciones), which is responsible for policy-making in the telecommunications area;

•

the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones), which is responsible for executing the National Telecommunications Council’s resolutions and managing and assigning licenses to use the radioelectric spectrum for the provision of telecommunications services;

•	the Telecommunications Superintendency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions; and

•

Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is the leading government agency responsible for the technology industry’s development and the promotion of equal access to telecommunications services.

In 2008, Conecel renewed its concessions to operate 25 MHz on the 850MHz radio spectrum and 10 MHz on the 1900 MHz (Sub Band E-E) radio spectrum. This included a concession for PCS services that expires in August 2023. The renewal of the PCS concession allows us to provide 3G services and contains stricter quality-of-service requirements for, among other things, the number of successful call completions, average delivery time of SMS services, average time an operator takes to deal with all aspects of a customer call, geographic coverage and service conditions. In 2011, Conecel renewed its license to provide internet value added services, which expires in 2021. In 2002, Conecel obtained a license to provide carrier services, which expires in 2017.

In 2013, Conecel, through DTH, obtained a license to operate Pay TV services throughout Ecuador except for the Galapagos Islands. The license expires in 2023.

Ecuador Telecom holds a concession to offer wireless and fixed-line voice, public telephony and domestic and international long-distance carrier services, as well as a license to use the 3.5 GHz frequency band that expires in August 2017 and a Pay TV license that expires in 2018.

Peru

The main telecommunications regulatory authorities in Peru are the Supervising Agency of Private Investment in Telecommunications (Organismo Supervisor de Inversión Privada en Telecomunicaciones—OSIPTEL) and the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones).

América Móvil Perú holds nationwide concessions to provide mobile, PCS, fixed-line, local carrier, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephony and value added services (including internet access) covering all regions in Peru. The concessions were awarded between May 1999 and June 2008, operating 25 Mhz on the 850 MHz band, 35 Mhz on the 1900 MHz band, 50 Mhz on the 3.5 GHz band, 10 Mhz on the 450 MHz band and 56 Mhz on the 10.5 GHz band.

Each of the concessions was awarded by the Ministry of Transportation and Communications, and covers a 20-year period. The concessions contain coverage, reporting, service requirements and spectral efficiency goals. The Ministry of Transportation and Communications is authorized to cancel any of the concessions in case of specified breaches of its terms.

Mobile number portability was implemented in January 2010, and during 2010 and 2011, transfer requests from other wireless operators to América Móvil Perú represented 72.4% of total portability requests. During 2012, transfer requests from other wireless operators to América Móvil Perú represented 69.8% of total portability requests.

Other Jurisdictions

Costa Rica—Claro Costa Rica’s business is subject to comprehensive regulation and oversight by the Superintendency of Telecommunications (Superintendencia de Telecomunicaciones or “SUTEL”) and by the Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones). Claro holds a concession in the 1800 MHz and 2100 MHz bands to operate its cellular network. Claro Costa Rica obtained a license in October 2012 to operate Pay TV through DTH and started providing Pay TV services in December 2012.

El Salvador—CTE’s business is subject to comprehensive regulation and oversight by the Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones or “SIGET”). CTE holds a concession from the Salvadoran government to operate its nationwide fixed-line network and CTE Telecom Personal holds a nationwide PCS 1900 MHz concession to operate its cellular network.

Guatemala—Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network in the 900 MHz and 1900 MHz frequencies nationwide.

Nicaragua—Enitel’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicios Postales).

Honduras—Sercom Honduras’ businesses are subject to comprehensive regulation and oversight by the Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones).

Panama—Claro Panamá’s business is subject to comprehensive regulation and oversight by the National Authority of Public Services (Autoridad Nacional de Servicios Públicos). Claro Panamá has a license for the provision of mobile voice, data and video services in Panama. The license grants the right to use 30 MHz in the 1900 MHz band for a 20-year period. Claro Panamá also holds Pay TV, international long-distance, fixed-line voice and added value added services licenses.

United States—TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission (“FCC”) and to certain U.S. telecommunications laws and regulations. TracFone is not required to hold wireless licenses to carry out its business.

Dominican Republic—The Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or “Indotel”) is responsible for supervising the telecommunications industry in the Dominican Republic. Codetel holds concessions to provide telecommunication services in the Dominican Republic. The concessions do not contain coverage, reporting or service requirements. Indotel is authorized to cancel the concessions in the event of specified breaches of their terms.

Puerto Rico—The FCC and the Telecommunications Regulatory Board of Puerto Rico (“TRBPR”) oversee and regulate the telecommunications industry in Puerto Rico. Our Puerto Rican subsidiaries hold concessions to provide telecommunication services, including local exchange and long-distance services in Puerto Rico, long-distance interstate and international services, roaming services and Pay TV services, that contain coverage, reporting and service requirements. The FCC and the TRBPR have the authority to cancel the concessions, within their competent jurisdiction in the event of specified breaches of their terms.

Item 5.	Operating and Financial Review and Prospects

Introduction

Changes in IFRS

Note 3 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that were published in 2012. These accounting pronouncements were not effective as of December 31, 2012 and have not been reflected in the presentation of our financial statements included in this annual report. With the exception of IAS 19, we are still evaluating the impact that these pronouncements may have on our consolidated financial statements. IAS 19 modifies existing IFRS on the recognition of changes in the defined benefit obligation and plan assets for employee benefits by, among other things, eliminating the corridor approach related to the recognition of certain actuarial items. The modifications require retrospective application, subject to certain exceptions. Accordingly the initial application of IAS 19 will require us to recognize unamortized actuarial losses in other comprehensive income. As described in Note 3 to our audited consolidated financial statements, the Company estimates that the retrospective application of IAS 19 will result in a charge to December 31, 2012 equity of Ps.56,943 million, primarily related to unamortized actuarial losses, net of deferred taxes.

Constant Currency Presentation

Our operations outside Mexico account for a significant portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Investment in Net Serviços

As of December 31, 2012, we owned, directly and indirectly through our Brazilian subsidiaries, 88.0% of the total equity, including 82.91% of the voting equity, of Net Serviços, which provides Pay TV services in Brazil. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented in this annual report consolidate the results of Net Serviços as of and for the year ended December 31, 2012. Prior to January 1, 2012, we accounted for Net Serviços using the equity method. The consolidation of Net Serviços affects the comparability of our results for 2012 to our results for 2011 and 2010.

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such measures are:

ARPU—average revenues per user. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

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

Factors that drive financial performance differ for our different geographical segments, depending on subscriber acquisition costs, the competitive situation, the regulatory environment, economic factors, interconnection rates and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects on the different segments.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos.

We also recognize exchange gain and loss attributable to changes in the value of the Mexican peso, and the operating currencies of our subsidiaries, against the currencies in which our other indebtedness and accounts payable are denominated—principally the U.S. dollar. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded net foreign exchange gains of Ps.7.4 billion in 2012, net foreign exchange losses of Ps.22.4 billion in 2011 and net foreign exchange gains of Ps.5.6 billion in 2010. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposures. We recognized net fair value loses on derivatives of Ps.5.3 billion in 2012, net fair value gains on derivatives of Ps.10.9 billion in 2011 and net fair value losses on derivatives of Ps.9.1 billion in 2010. See Note 11 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases in interconnection rates, and we expect further decreases in Mexico, Brazil, Chile, Peru, Ecuador and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change. Significant regulatory developments are presented in more detail in “Recent Developments” and “Regulation” under Item 4, and “Risk Factors” under Item 3.

Composition of Operating Revenues

During 2012 our total operating revenues consisted of: mobile voice revenues (37.0% of total operating revenue), fixed voice revenues (16.0% of total operating revenue), mobile data revenues (17.6% of total operating revenue), fixed data revenues (10.8% of total operating revenue), Pay TV revenues (7.3% of total operating revenue) and other services (11.3% of total operating revenue). Other services include revenues from selling handsets and other equipment, as well as other miscellaneous revenue.

Voice revenues primarily include monthly subscription charges, airtime charges, charges for local and long-distance calls, and interconnection charges billed to other service providers for calls completed on our network. Revenues from monthly subscription charges are driven mainly by the number of subscribers and the pricing of subscription packages. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid wireless customers generally have an allotment of airtime each month for which they are not required to pay usage charges.

Revenues from wireless and fixed data services primarily include revenues from value-added services, corporate networks, data services and internet access service. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from VPN services and revenues from the sale of value-added services to these customers.

Pay TV revenue consists primarily of subscription charges, charges for additional programming and advertising revenue.

Other services include sales revenues from selling handsets and other equipment and revenues from other businesses, such as yellow pages, call-center services and publishing. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily towards making a profit from handset sales because it also takes into account the service revenues that are expected to result when the handset is used.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and they are included under usage charges. Revenues are recognized at the time services are provided. Billed revenues for service not yet rendered are recognized as deferred revenues.

Seasonality of our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season. Revenue also tends to decrease during the months of August and September, when family expenses shift towards school supplies and child care.

General Trends Affecting Operating Results

We have experienced continuing growth in our operating revenues in most of our markets, except for fixed voice services. The main drivers of increased revenues in 2012 were Pay TV services in Brazil and Colombia and increased use of mobile data services, especially in Brazil, Mexico, the United States and Colombia. The main drivers of increased revenues in 2011 were Pay TV services and increased use of mobile voice and data services, especially in our Brazil, Southern Cone and Andean Region segments. This has been partly offset by declining prices for many services under highly competitive market conditions and by declining interconnection rates. Subscriber acquisition costs, including advertising, handset subsidies and selling expenses, continue to increase. Operating costs have also increased as a result of many factors, including the increased cost of content for our Pay TV and wireless data services, physical and telephone customer-service centers and energy, as well as the growing size and complexity of our networks. Our operating margin depends on the balance between subscriber growth, increasing usage, pricing and higher costs.

Consolidated Results of Operations for 2012 and 2011

Operating Revenues

Operating revenues increased by 12.3% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total operating revenues for 2012 increased by 6.3% over 2011. The Ps.85.1 billion total increase in operating revenues in 2012 was primarily attributable to increases in revenues from our Pay TV, wireless voice, and wireless and fixed data services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Mobile Voice—Mobile voice revenues increased by 1.8% in 2012. At constant exchange rates, mobile voice revenues for 2012 increased by 1.1% over 2011. The Ps.5.2 billion total increase in mobile voice revenues in 2012 was principally due to an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers and reductions in rates charged to customers, principally in Mexico and Brazil.

Fixed Voice—Fixed voice revenues decreased by 11.1% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total fixed voice revenues for 2012 decreased by 8.1% over 2011. The total decrease of Ps.15.4 billion in fixed voice revenues in 2012 was principally due to a decrease in long-distance traffic and lower interconnection rates, principally in Mexico and Brazil.

Mobile Data—Mobile data revenues increased by 33.5% in 2012. At constant exchange rates, mobile data revenues for 2012 increased by 32.9% from 2011. The total increase of Ps.34.2 billion in mobile data revenues in 2012 was principally due to increased use of services such as SMS messaging, web browsing and machine-to-machine services as well as content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues increased by 16.1% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed data revenues for 2012 increased by 4.7% over 2011. The total increase of Ps.11.6 billion in fixed data revenues in 2012 was principally due to residential subscriber and broadband services growth, including growth of corporate data services.

Pay TV—Pay TV revenues more than tripled in 2012 primarily because of the consolidation of Net Serviços. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total pay TV revenues for 2012 increased by 37.2%, or Ps.39.6 billion, over 2011, principally due to an increase in the use of our services as a result of the introduction of new plans, particularly in Brazil, and subscriber growth in our operations in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services increased by 12.8% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, revenues from other services for 2012 increased by 13.1% over 2011. The total increase of Ps.10.0 billion in revenues from other services in 2012 primarily reflects the increase in number of handsets, accessories and computers sold as a result of the acquisition of new customers.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services increased by 18.1% in 2012, representing 44.3% of operating revenues in 2012, compared to 42.2% of operating revenues in 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, cost of sales and services increased by 11.5% over 2011.

Cost of sales was Ps.110.5 billion in 2012 and Ps.95.1 billion in 2011 and primarily represents the cost of handsets, accessories and computers sold to customers. Costs of handsets, accessories and computers increased by 16.2% in 2012. This increase was greater than the 12.8% increase in revenue from other services, and primarily reflects the effect of new plans offered to customers that include more expensive equipment, such as smartphones, which requires larger subsidies.

Cost of services was Ps.233.0 billion in 2012 and Ps.195.8 billion in 2011. The 19.0% increase in 2012 was greater than the growth in service revenues, which increased by 12.4%. This increase was principally due to the consolidation of Net Serviços commencing in January 2012, increased content charges as a result of the growth in our Pay TV business, increased costs to support the growth in our mobile data business and higher royalty payments, as well as higher network maintenance and expansion, real estate leasing, electricity and labor costs. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, cost of services for 2012 increased by 9.8% over 2011.

Commercial, administrative and general—Commercial, administrative and general expenses increased by 13.6% in 2012, representing 21.6% of operating revenues in 2012 and 21.3% in 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, commercial, administrative and general expenses for 2012 increased by 5.6% over 2011. The increase in commercial, administrative and general expenses in 2012 principally reflects higher advertising and labor costs; subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising campaigns in Brazil, Mexico and Colombia; higher customer-service costs related to increases in the number of physical and telephone customer-service centers to permit us to provide better customer care and quality of service and increased seasonal promotions; and telemarketing costs, such as temporary hiring of employees and production of marketing materials, which received less supplier support than in the prior year.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at a rate of 15% and 10.0%, respectively, of taxable income. We account for these amounts under commercial, administrative and general expenses.

Depreciation and amortization—Depreciation and amortization increased by 10.2% (or Ps.9.6 billion) in 2012. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, depreciation and amortization for 2012 increased by 6.6% over 2011. As a percentage of revenues, depreciation and amortization decreased from 13.6% in 2011 to 13.4% in 2012.

Operating Income

Operating income increased by 1.6% in 2012, principally reflecting the consolidation of Net Serviços. Operating margin (operating income as a percentage of operating revenues) was 20.3% in 2012 and 22.4% in 2011. The decrease in our operating margin in 2012 is due principally to higher costs for subscriber acquisition, network maintenance and customer service, as well as to the growth of lower margin businesses such as Pay TV and TracFone.

Non-Operating Items

Interest income—Interest income decreased by 15.7% in 2012. The total decrease of Ps.1.1 billion in interest income is principally due to lower cash balances, as a result of the use of cash to purchase minority interests in subsidiaries and investments in associates.

Interest expense—Interest expense increased by 19.8% in 2012. The total increase of Ps.4.1 billion in interest expense is principally due to a higher average level of indebtedness.

Foreign exchange gain (loss), net—Foreign exchange gain (loss), net represented a gain of Ps.7.4 billion in 2012, compared to a loss of Ps.22.4 billion in 2011. The net foreign exchange gain was primarily attributable to the appreciation at year-end of approximately 7.0% of the Mexican peso against the U.S. dollar, which is the currency in which the majority of our indebtedness is denominated.

Valuation of derivatives and other financial items, net—The net change in valuation of derivatives and other financial items represented a loss of Ps.7.8 billion in 2012, compared to a gain of Ps.8.2 billion in 2011. The loss is principally due to the effects of exchange rate movements on derivative financial instruments we use to hedge our exchange rate exposure and, in particular, to the appreciation of the Mexican peso against the U.S. dollar in 2012.

Equity interest in net income of associated companies—Our proportionate share of the net income of associated companies accounted for under the equity method was of Ps.0.8 billion in 2012 and Ps.1.9 billion in 2011. Our results from equity method investees for 2012 primarily reflect our interests in KPN and Telekom Austria, which we acquired in 2012. Our results from equity method investees in 2011 primarily reflect our interest in Net Serviços, which became a consolidated subsidiary in 2012.

Income Tax—Our effective rates of provisions for corporate income tax as a percentage of pretax income were 33.5% in 2012 and 31.4% in 2011. Our effective tax rate differs from the Mexican statutory rate of 30%, principally because (a) in Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities and (b) our operations outside Mexico are taxed separately in each jurisdiction, at varying rates. The increase in the effective tax rate in 2012 was due to a higher level of taxable inflationary effects and to a higher share of taxable income at certain non-Mexican subsidiaries. See note 20 to our consolidated financial statements.

Net Income

We had net income of Ps.92.1 billion in 2012 and Ps.88.1 billion in 2011. The increase in net income in 2012 reflects principally lower financing costs as a result of foreign exchange gains.

Consolidated Results of Operations for 2011 and 2010

Operating Revenues

Operating revenues increased by 9.5% in 2011. At constant exchange rates, operating revenues for 2011 increased by 9.2% over 2010. The Ps.60.1 billion total increase in operating revenues was primarily attributable to increases in revenues from our Pay TV and wireless voice and data services, slightly offset by a decrease in revenues from our fixed-line voice operations. Without taking into account other services and discounts, our operating revenues increased by 8.8% in 2011.

Mobile voice—Mobile voice revenues increased by 5.2% in 2011. At constant exchange rates, mobile voice revenues for 2011 increased by 5.2% over 2010. The Ps.13.9 billion total increase was principally due to an increase in traffic, which resulted in increased airtime and monthly charges.

Fixed voice—Fixed voice revenues decreased by 0.7% in 2011. At constant exchange rates, fixed voice revenues for 2011 decreased by 1.7% over 2010. The decrease of Ps.1.0 billion in fixed voice revenues was principally due to decreases in the price of our services and long-distance traffic, as well as to lower interconnection rates.

Mobile data—Mobile data revenues increased by 32.8% in 2011. At constant exchange rates, mobile data revenues for 2011 increased by 33.3% over 2010. The total increase of Ps.25.2 billion in mobile data revenues was principally due to increased use of value-added services, including SMS messaging and web browsing.

Fixed data—Fixed data revenues increased by 9.1% in 2011. At constant exchange rates, fixed data revenues for 2011 increased by 8.1% over 2010. The total increase of Ps.6.0 billion in fixed data revenues was principally due to residential and corporate subscriber growth.

Pay TV—Pay TV revenues increased by 78.8% in 2011. At constant exchange rates, Pay TV revenues for 2011 increased by 74.0% over 2010. The total increase of Ps.7.5 billion in Pay TV revenues was principally due to subscriber growth in our Brazilian operations and, to a lesser extent, in our Central America and Caribbean segments.

Other Services and Discounts—Revenues from other services and discounts increased by 12.2% in 2011. At constant exchange rates, other services and discounts revenues for 2011 increased by 20.7% over 2010. The total increase of Ps.8.4 billion in other services and discounts primarily reflects sales of handsets, accessories and computers.

Operating Costs and Expenses

Cost of sales and services—In absolute terms, cost of sales and services increased by 14.8% in 2011, representing 42.2% of operating revenues in 2011, compared to 40.2% of operating revenues in 2010. At constant exchange rates, cost of sales and services increased by 14.1% over 2010.

Cost of sales was Ps.95.1 billion in 2011 and Ps.85.5 billion in 2010 and primarily represents the cost of handsets, accessories and computers sold to customers. Costs of handsets, accessories and computers increased by 11.1% in 2011.

Cost of services was Ps.195.8 billion in 2011 and Ps.167.9 billion in 2010. The 16.6% increase in 2011 was greater than the growth in service revenues, which increased by 13.8%. Cost of services increased faster than service revenues primarily due to increased costs of acquiring content, such as game, applications and music for our mobile services and programming for our Pay TV services; increased costs of purchasing capacity from other providers for our U.S. operations; higher indirect taxes, primarily in Brazil, Colombia and Ecuador; and increased costs related to the installation of equipment for Ciudad Segura, a video surveillance program offered by Telmex to the government of Mexico City.

Commercial, administrative and general—Commercial, administrative and general expenses represented 21.3% of operating revenues in 2011 and 20.5% of operating revenues in 2010. On an absolute basis, commercial administrative and general expenses increased by 13.7% in 2011. At constant exchange rates, commercial, administrative and general expenses increased by 11.5% over 2010. The increase in commercial, administrative and general expenses in 2011 principally reflects higher subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising campaigns in Brazil, Mexico and Colombia; higher customer-service costs related to increases in the number of physical and telephone customer-service centers to permit us to provide better customer care and quality of service and increased seasonal promotions; and telemarketing costs, such as temporary hiring of employees and production of marketing materials, which benefitted from less supplier support than in the prior year.

Depreciation and amortization—Depreciation and amortization increased by 3.2% (or Ps.2.9 billion) in 2011. At constant exchange rates, depreciation and amortization increased by 1.9% over 2010. As a percentage of revenues, depreciation and amortization decreased from 14.5% in 2010 to 13.6% in 2011. The decrease in depreciation and amortization in 2011 principally reflects the shortening of the useful lives of certain equipment in Colombia and certain write-offs in Guatemala related to our CDMA network there in 2010.

Non-Operating Items

Operating Income—Operating income increased by 1.6% in 2011, reflecting the increase in our operating revenues. Operating margin (operating income as a percentage of operating revenues) was 22.4% in 2011 and 24.2% in 2010. The decrease in our operating margin in 2011 is due principally to higher subscriber acquisition, network maintenance and customer-service costs.

Interest income—Interest income increased by 42.7% in 2011. The total increase of Ps.2.1 billion in interest income is principally due to higher cash balances.

Interest expense—Interest expense increased by 20.3% in 2011. The total increase of Ps.3.5 billion in interest expense is principally due to a higher average level of indebtedness.

Foreign exchange gain (loss), net—Foreign exchange gain (loss), net represented a loss of Ps.22.4 billion in 2011, compared to a gain of Ps.5.6 billion in 2010. The net foreign exchange loss was primarily attributable to the depreciation over the course of the year of approximately 13% of the Mexican peso against the U.S. dollar, which is the currency in which the majority of our indebtedness is denominated.

Valuation of derivatives and other financial items, net—The net change in valuation of derivatives and other financial items, represented a gain of Ps.8.2 billion in 2011, compared to a loss of Ps.12.0 billion in 2010. The gain is principally due to the effects of exchange rate movements on derivative financial instruments we use to hedge our exchange rate exposure and, in particular, to the depreciation of the Mexican peso against the U.S. dollar in 2011.

Equity interest in net income of associated companies—Our proportionate share of the net income of associates accounted for under the equity method was of Ps.1.9 billion in 2011 and Ps.1.7 billion in 2010. The income in 2011 and 2010 reflects principally our share of the income reported by Net Serviços.

Income Tax—Our effective rates of provisions for corporate income tax as a percentage of pretax income were 31.4% in 2011 and 26.8% in 2010. The effective rate is higher in 2011 primarily because in 2010 we recognized a high amount of deferred tax benefits arising from tax losses in Brazil following a change in the estimate of their future realization. The statutory rate of Mexican corporate income tax was 30% in 2011 and 2010.

Net Income

We had net income of Ps.88.1 billion in 2011 and Ps.98.9 billion in 2010. The decrease in net income in 2011 reflects principally higher financing costs as a result of foreign exchange movements and higher interest expense as a result of increased indebtedness.

Segment Results of Operations

We discuss below the operating results of each operating segment. Note 21 to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries do business affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year for the periods indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period)
	2010	% Change	2011	% Change	2012
Brazilian real	7.1828	3.2	7.4135	(8.8)	6.7605
Colombian peso	0.0067	0.0	0.0067	8.3	0.0073
Argentine peso	3.2309	(7.0)	3.0055	(2.5)	2.9305
U.S. dollar	12.6371	(1.7)	12.4210	6.0	13.1663

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2010
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 165,296	26.2%	Ps. 76,090	50.0%
Mexico Fixed	114,994	18.3	27,992	18.4
Brazil	159,482	25.3	13,843	9.1
Colombia	50,824	8.1	13,487	8.9
Southern Cone	46,953	7.5	7,531	4.9
Andean Region	30,701	4.9	9,077	6.0
Central America	17,869	2.8	(194)	(0.1)
United States	35,694	5.7	1,617	1.1
Caribbean	27,742	4.4	3,304	2.2
Eliminations	(19,666)	(3.1)	(426)	(0.3)

Total	Ps. 629,889	100.0%	Ps. 152,321	100.0%

	Year ended December 31, 2011
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 169,118	24.5%	Ps. 76,004	49.1%
Mexico Fixed	112,255	16.3	26,582	17.2
Brazil	177,697	25.8	9,451	6.1
Colombia	61,087	8.9	19,451	12.6
Southern Cone	54,839	7.9	8,608	5.6
Andean Region	35,394	5.1	11,201	7.2
Central America	19,565	2.8	(57)	(0.0)
United States	47,554	6.9	817	0.5
Caribbean	27,072	3.9	2,556	1.7
Eliminations	(14,615)	(2.1)	162	0.1

Total	Ps. 689,966	100.0%	Ps. 154,775	100.0%

	Year ended December 31, 2012
	Operating revenues		Operating income
	(in millions of Mexican Pesos)	(as a % of total operating revenues)	(in millions of Mexican Pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 183,216	23.6%	Ps. 82,101	52.2%
Mexico Fixed	106,025	13.7	18,754	11.9
Brazil	209,787	27.1	11,526	7.3
Colombia	73,432	9.5	22,710	14.4
Southern Cone	62,018	8.0	8,071	5.1
Andean Region	42,495	5.5	13,177	8.4
Central America	23,047	3.0	(3,497)	(2.2)
United States	63,573	8.2	1,688	1.1
Caribbean	27,441	3.5	2,310	1.5
Eliminations	(15,964)	(2.1)	470	0.3

Total	Ps. 775,070	100.0%	Ps. 157,310	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our operating segments, first by comparing results for 2012 and 2011, and then by comparing results for 2011 and 2010. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 21 to our audited financial statements, which is prepared in accordance with IFRS. We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income, and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) effects of exchange rate changes, and (c) revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

2012 Compared to 2011

The different geographical segments include all income, cost and expense eliminations that occurred between subsidiaries within the same geographical segment or region. The Mexico Wireless segment also includes corporate income, costs and expenses.

Mexico Wireless

Segment operating revenues increased by 8.3% in 2012. Adjusted revenues increased 8.4% in 2012. This increase was primarily driven by an increase in data revenues. Wireless voice revenues decreased by 2.0% in 2012, reflecting primarily larger discounts and promotions for prepaid customers. Wireless data revenues increased by 30.4% in 2012, principally due to increased demand for these services.

In 2012, the number of prepaid wireless subscribers increased by 6.1%, and the number of postpaid wireless subscribers increased by 15.4%, resulting in an increase in the total number of wireless subscribers in Mexico of 7.1% to approximately 70.4 million as of December 31, 2012, which represented a net addition of 4.7 million wireless subscribers.

Average MOUs per subscriber increased by 18.8% in 2012. ARPU increased by 6.0% in 2012. During 2012, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers), MOUs and ARPU. Reductions in interconnection tariffs and a decline in long-distance traffic resulted in lower interconnection revenues in 2012. The wireless churn rate for our Mexican Wireless operations remained at 3.7% during 2012, the same rate as in 2011.

Segment operating income increased by 8.0% in 2012. Adjusted operating income increased by 5.2% in 2012. Segment operating margin (operating income as a percentage of operating revenues) was 44.8% in 2012 and 44.9% in 2011. Adjusted operating margin for this segment was 46.3% in 2012 and 47.7% in 2011. The decrease in operating margin in 2012 is due principally to higher equipment costs (larger subsidies), network maintenance, value added services costs (payments to content providers), leases and spectrum fees.

Mexico Fixed

Segment operating revenues decreased by 5.5% in 2012. This decrease is principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues decreased by 9.3% in 2012, reflecting significant reductions in local and long-distance traffic mainly as a result of new promotions on calls to wireless devices. Revenues from broadband and corporate network services decreased by 2.2% in 2012, principally due to the loss of corporate and residential subscribers, and special promotions offered to our subscribers.

In 2012, the number of fixed voice RGUs in Mexico decreased by 4.0%, and the number of broadband RGUs in Mexico increased by 6.2%, resulting in a decrease in total RGUs in Mexico of 0.4% to approximately 22.7 million as of December 31, 2012. In 2012, long-distance minutes increased by 21.4% and interconnection minutes increased by 1.4%, resulting in an increase in total minutes in Mexico of 9.8%. The fixed voice churn rate decreased slightly from 1.2% in 2011 to 1.1% in 2012. The broadband churn rate was 1.4% during 2012, the same rate as in 2011.

Segment operating income decreased by 29.4% in 2012. Adjusted segment operating income decreased by 27.9%. Segment operating margin was 17.7% in 2012 and 23.7% in 2011. Adjusted operating margin for this segment was 18.9% in 2012 and 24.8% in 2011. The decrease in 2012 is due principally to higher broadband maintenance and energy costs, increases in our pension obligations to former employees and increased personnel costs as a consequence of an employee salary increase during 2012.

Brazil

In January 2012, we acquired control of a majority of the voting equity of Net Serviços. We began consolidating Net Serviços from January 1, 2012. Prior to January 1, 2012, we accounted for Net Serviços using the equity method. The consolidation of Net Serviços affects the comparability of our results for 2012 to our results 2011 and 2010.

Including the effects of the Net Serviços consolidation, segment operating revenues increased by 18.1% in 2012. Adjusted operating revenues increased by 4.7% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, segment operating revenues for 2012 increased by 1.9% over 2011. This increase is due principally to increases in wireless data and Pay TV revenues. Wireless data revenues increased 19.1% in 2012 and fixed data revenues increased 3.5%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 60.9% in 2012 as a result of subscriber growth driven by new commercial packages of Embratel. Wireless and fixed voice revenues decreased by 6.7% and 5.2% in 2012. Revenues decreased the most for wireless and fixed long distance services, which primarily reflects promotions implemented during 2012.

In 2012, the number of prepaid wireless subscribers increased by 9.3%, and the number of postpaid wireless subscribers increased by 3.2%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 8.0% to approximately 65.2 million as of December 31, 2012. In 2012, the number of fixed voice RGUs increased by 12.2%, the number of broadband RGUs increased by 23.4% and the number of pay TV RGUs increased by 28.5%, resulting in an increase in total RGUs in our Brazil segment of 21.2% to approximately 28.6 million as of December 31, 2012.

Average MOUs per subscriber increased by 15.0% in 2012. The increase in average MOUs during 2012 reflects increased traffic, on net and from other providers, in our network, which was partly due to new commercial plans and promotional packages. ARPU decreased by 20.7% in 2012. This decrease during 2012 reflects a decrease in monthly airtime and interconnection rates that was not offset by increased data usage.

Segment operating income increased by 22.0% in 2012. Segment operating margin was 5.5% in 2012 and 5.3% in 2011. Adjusted segment operating margin was 4.6% in 2012 and 6.1% in 2011. Adjusted segment operating income and operating margin in 2012 were affected by subscriber acquisition costs, higher costs for customer service, call centers and energy, higher rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Segment operating revenues increased 20.2% in 2012. Adjusted operating revenues increased by 10.9%. This increase reflected principally increases in fixed and wireless data revenues and fixed voice. Fixed and wireless data services increased by 31.9% in 2012, as a result of new promotional packages focused on SMS texting and web browsing. Fixed and wireless voice revenues increased by 4.9% in 2012. Pay TV revenues increased by 8.5% in 2012.

Average MOUs per subscriber increased by 13.3% in 2012. ARPU increased by 21.5% in 2012. The increases in average MOUs and ARPU in 2012 reflected primarily an increase in data usage, as well as increased traffic, on net and from other providers, in our network, partially resulting from the net increase in subscriber growth.

Segment operating income increased by 16.8% in 2012. Adjusted segment operating income increased by 11.2%. Segment operating margin was 30.9% in 2012 and 31.8% in 2011. Adjusted segment operating margin was 32.9% in 2012 and 32.8% in 2011. The increases in segment operating income and operating margin in 2012 are due principally to more efficient collections and lower personnel costs.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues increased by 13.1% in 2012, reflecting increases of 10.2% in Argentina, Paraguay and Uruguay and 19.8% in Chile. Adjusted segment operating revenues increased by 14.4%, reflecting operating revenues increases of 15.0% in Argentina, Paraguay and Uruguay and 14.4% in Chile. These increases were driven primarily by higher usage of all services, principally data services. For this purpose, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber increased by 1.3% in 2012, primarily due to new promotional packages for prepaid and postpaid services. ARPU increased by 0.7% in Argentina, Paraguay and Uruguay and increased by 11.3% in Chile. ARPU was positively affected by higher prices and adversely affected by lower interconnection rates.

Segment operating income decreased by 6.2% in 2012, reflecting a decrease in operating income of 0.4% in Argentina, Paraguay and Uruguay and an increase in operating loss of 20.4% in Chile. Adjusted segment operating income decreased by 6.5%, reflecting an increase in operating income of 4.1% in Argentina, Paraguay and Uruguay and an increase in operating loss of 8.6% in Chile. Segment operating margin was 13.0% in 2012, reflecting an operating margin of 26.0% in Argentina, Paraguay and Uruguay and (14.7)% in Chile. In 2012, adjusted operating margin was 15.8%, reflecting an adjusted operating margin of 27.6% in Argentina, Paraguay and Uruguay and (15.5)% in Chile. In 2011, adjusted operating margin was 17.1%, reflecting an adjusted operating margin of 30.5% in Argentina, Paraguay and Uruguay, and (16.4)% in Chile. Adjusted segment operating income in Argentina, Paraguay and Uruguay was negatively affected by customer-service costs and inflationary effects in most costs and expenses, mainly in Argentina. Segment operating income in Chile was negatively affected by acquisition costs.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 20.1% in 2012, reflecting operating revenues increases of 12.3% in Ecuador and 28.5% in Peru. Adjusted segment operating revenues increased by 11.3%, reflecting increases of 6.2% in Ecuador and 16.8% in Peru. These increases were driven primarily by higher usage of wireless data in both countries.

Average MOUs per subscriber decreased by 0.7% in 2012, reflecting principally decreased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. ARPU increased by 9.4% in Ecuador and increased by 11.7% in Peru. ARPU in both countries was positively affected by higher prices from data services and airtime and the elimination of national long-distance charges. Revenues from interconnection rates decreased in Ecuador, but increased in Peru.

Segment operating income increased by 17.6% in 2012, reflecting operating income increases of 10.6% in Ecuador and 27.4% in Peru. Adjusted segment operating income increased by 14%, reflecting increases of 7.6% in Ecuador and 21.8% in Peru. Segment operating margin was 31.0% in 2012, reflecting operating margins of 34.9% in Ecuador and 27.4% in Peru. In 2012 adjusted segment operating margin was 33.7%, reflecting operating margins of 35.9% in Ecuador and 31.6% in Peru. The increase in segment operating income and operating margin in 2012 was driven by lower royalties and lower interconnections fees in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues increased 17.8% in 2012. Adjusted segment operating revenues increased by 9.7% in 2012. These increases were driven primarily by increases in wireless data, broadband and pay TV services, offset by decreases in fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in El Salvador (our headquarters for this segment) and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 10.1% in 2012, primarily due to new commercial plans for voice and data services. ARPU increased by 6.8%. This increase was primarily attributable to increased usage of our services, and more specifically, of data services in Guatemala, El Salvador, Nicaragua and Honduras and of voice services in Honduras, partly offset by decreased usage of voice services in Guatemala, El Salvador and Nicaragua.

Segment operating margin was (15.2)% in 2012 and (0.3)% in 2011. Adjusted segment operating margin was (14.9)% in 2012 and 0.5% in 2011. Segment operating margin in 2012 was affected by higher depreciation, partially resulting from the depreciation of plant and equipment of Digicel Honduras, which we acquired in November 2011.

United States

Segment operating revenues increased by 33.7% in 2012. Adjusted segment operating revenues increased by 25.7% in 2012. This increase is due principally to customer base increases, and the growth of the Straight Talk and SafeLink promotional plans, which continue to grow but not at the same pace as in 2011. Wireless data services increased by 77% during 2012 and now represent 34.5% of service revenues. In 2012, the number of wireless subscribers, all of which are prepaid subscribers, increased by 13.3% to approximately 2.6 million as of December 31, 2012.

Average MOUs per subscriber increased by 20.9% in 2012. ARPU increased by 18.4% in 2012. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages, which offer unlimited usage for a fixed monthly rate.

Segment operating income increased 106.6% in 2012. Adjusted segment operating income increased by 55.9% in 2012, reflecting the increase in our operating revenues, as well as important cost reductions on airtime purchases, due to new agreements reached with operators for lower airtime and data purchase costs.

Segment operating margin was 2.7% in 2012 and 1.7% in 2011. Adjusted segment operating margin was 9.9% in 2012 and 8.0% in 2011.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues increased by 1.4% in 2012. Adjusted segment operating revenues decreased by 3.1%. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber decreased by 0.3% in 2012, primarily due to more competitive packages for wireless voice services. ARPU increased by 12.3% in 2012. This increase in ARPU was primarily attributable to increased usage of data and value added services in both countries.

Segment operating income decreased by 9.6% in 2012. Adjusted segment operating income decreased by 27.2% in 2012. Segment operating margin was 8.4% in 2012 and 9.4% in 2011. Adjusted segment operating margin was 8.8% in 2012 and 11.8% in 2011. The decreases in adjusted segment operating income and operating margin in 2012 were driven primarily by increases in costs associated with content acquisition, especially with respect to Pay TV programming, energy, network maintenance, technical personnel, customerservice and labor obligations.

2011 Compared to 2010

Mexico Wireless

Segment operating revenues increased by 2.3% in 2011. Adjusted segment operating revenues increased by 5.1% in 2011. This increase was primarily driven by an increase in data revenues. Wireless voice revenues decreased by 1.3% in 2011, reflecting primarily a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume despite growth in revenues from monthly charges and airtime, long-distance and roaming services. Wireless data revenues increased by 24.8% in 2011, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce.

In 2011, the number of prepaid wireless subscribers increased by 0.8%, and the number of postpaid wireless subscribers increased by 17.3%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.4% to approximately 65.7 million as of December 31, 2011, which represented a net addition of 1.5 million wireless subscribers.

Average MOUs per subscriber increased by 6.2% in 2011. ARPU decreased by 5.7% in 2011. During 2011, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers) and MOUs and the decrease in ARPU. Reductions in interconnection tariffs and a decline in long-distance traffic resulted in lower interconnection revenues in 2011. The wireless churn rate for our Mexican Wireless operations increased from 3.2% in 2010 to 3.7% in 2011, although such increase partly reflects the implementation of a more conservative churn policy.

Segment operating income decreased by 0.1% in 2011. Adjusted segment operating income increased by 2.3%. This increase was primarily driven by the increase in operating revenues. Segment operating margin (operating income as a percentage of operating revenues) was 44.9% in 2011 and 46.0% in 2010. Adjusted segment operating margin was 52.5% in 2011 and 53.9% in 2010. The decrease in adjusted segment operating margin in 2011 is due principally to higher customerservice, advertisement and employee profit-sharing costs.

Mexico Fixed

Segment operating revenues decreased by 2.4% in 2011. Adjusted segment operating revenues decreased by 2.1%. This decrease is principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues decreased by 7.3% in 2011, reflecting significant reductions in local and long-distance traffic and lower interconnection fees. Revenues from broadband and corporate network services increased by 12.0% in 2011, principally due to corporate and residential subscriber growth.

In 2011, the number of fixed voice RGUs in Mexico decreased by 5.0%, and the number of broadband RGUs in Mexico increased by 8.1%, resulting in a decrease in total RGUs in Mexico of 0.8% to approximately 22.8 million as of December 31, 2011. In 2011, long-distance minutes increased by 6.6% and interconnection minutes decreased by 0.2%, resulting in an increase in total minutes in Mexico of 2.5%. The fixed voice churn rate increased slightly from 0.9% in 2010 to 1.2% in 2011. The broadband churn rate decreased slightly from 1.6% in 2010 to 1.4% in 2011.

Segment operating income decreased by 5.0% in 2011. Adjusted segment operating income decreased by 14.7%. Segment operating margin was 23.7% in 2011 and 24.3% in 2010. Adjusted segment operating margin was 25.2% in 2011 and 28.9% in 2010. The decrease in adjusted segment operating income and operating margin in 2011 is due principally to higher broadband maintenance and energy costs, increases in our pension obligations to former employees and increased costs related to the installation of equipment for Ciudad Segura.

Brazil

Segment operating revenues increased by 11.4% in 2011. Adjusted segment operating revenues increased by 8.2% in 2011. This increase is due principally to increases in wireless data and Pay TV revenues. Wireless data revenues increased 24.3% in 2011 and fixed data revenues increased 4.0%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 122.6% in 2011 as a result of subscriber growth driven by new commercial packages of Embratel. Wireless and fixed voice revenues increased by 2.4% and 3.2% in 2011.

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

Average MOUs per subscriber increased by 4.2% in 2011. The increase in average MOUs during 2011 reflects increased traffic, on net and from other providers, in our network, which was partly due to new commercial plans and promotional packages in Brazil. ARPU decreased by 6.9% in 2011. This decrease during 2011 reflects a decrease in monthly, airtime and interconnection rates that was not offset by an increased data usage.

Segment operating income decreased by 31.7% in 2011. Adjusted segment operating income decreased by 31.9%. Segment operating margin was 5.3% in 2011 and 8.7% in 2010. Adjusted segment operating margin was 4.6% in 2011 and 7.2% in 2010. Adjusted segment operating income and operating margin in 2011 were affected by subscriber acquisition, customer service, call-center and energy costs, as well as higher rents for the use of space for our equipment and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Segment operating revenues increased 20.2% in 2011. This increase partly reflects the appreciation of the Colombian peso against the Mexican peso. Adjusted segment operating revenues increased by 14.5%. This increase reflected principally increases in fixed and wireless data revenues. Fixed and wireless data services increased by 29.0% in 2011, as a result of new promotional packages focused on SMS texting and web browsing. Fixed and wireless voice revenues increased by 7.4% in 2011. Pay TV revenues increased by 4.7% in 2011.

Average MOUs per subscriber increased by 2.5% in 2011. ARPU increased by 3.4% in 2011. The increases in average MOUs and ARPU in 2011 reflected primarily an increase in data usage, as well as increased traffic, on net and from other providers, in our network, partially resulting from the net increase in subscriber growth.

Segment operating income increased by 44.2% in 2011. Adjusted segment operating income increased by 39.3%. Segment operating margin was 31.8% in 2011 and 26.5% in 2010. Adjusted segment operating margin was 32.8% in 2011 and 26.9% in 2010. The increases in adjusted segment operating income and operating margin in 2011 are due principally to efficiencies obtained in network operating and technical personnel costs, which were partly offset by increased costs of network maintenance and content acquisition, especially with respect to Pay TV programming.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues increased by 16.8% in 2011, reflecting operating revenues increases of 14.0% in Argentina, Paraguay and Uruguay and 23.9% in Chile. Adjusted segment operating revenues increased by 19.2%, reflecting adjusted operating revenues increases of 28.0% in Argentina, Paraguay and Uruguay and 19.4% in Chile. These increases were driven primarily by higher usage of all services and increases in the price of our services, especially in Argentina. For this purpose, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber increased by 9.0% in 2011, primarily due to new promotional packages for prepaid and postpaid services. ARPU increased by 7.2% in Argentina, Paraguay and Uruguay and decreased by 1.4% in Chile. ARPU was positively affected by higher prices and adversely affected by our promotional packages, as well as lower interconnection rates.

Segment operating income increased by 14.3% in 2011, reflecting an increase in operating income of 18.2% in Argentina, Paraguay and Uruguay and an increase in operating loss of 34.5% in Chile. Adjusted segment operating income increased by 10.8%, reflecting an increase in adjusted operating income of 17.8% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss of 30.2% in Chile. Segment operating margin was 15.7% in 2011, reflecting an operating margin of 28.8% in Argentina, Paraguay and Uruguay and (14.6)% in Chile. Segment operating income was 16.0% in 2010, reflecting an operating margin of 27.7% in Argentina, Paraguay and Uruguay and (13.5)% in Chile. In 2011, adjusted operating margin was 18.0%, reflecting an adjusted operating margin of 37.1% in Argentina, Paraguay and Uruguay and (16.4)% in Chile, and in 2010, adjusted operating margin was 19.4%, reflecting an adjusted operating margin of 38.0% in Argentina, Paraguay and Uruguay and (15.0)% in Chile. Adjusted segment operating income in Argentina, Paraguay and Uruguay was negatively affected by customerservice costs and inflationary effects on employee salaries, as well as energy and subscriber acquisition costs, though these were offset by higher prices. Adjusted segment operating income in Chile was negatively affected by maintenance, acquisition of satellite capacity and customerservice costs, as well as increased concession fees paid to the government resulting from higher revenues.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 15.3% in 2011, reflecting operating revenues increases of 13.4% in Ecuador and 17.4% in Peru. Adjusted segment operating revenues increased by 14.5%, reflecting adjusted operating revenues increases of 13.7% in Ecuador and 16.0% in Peru. These increases were driven primarily by higher usage of all services.

Average MOUs per subscriber increased by 22.9% in 2011, reflecting principally increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. ARPU increased by 3.5% in Ecuador and decreased by 3.0% in Peru. ARPU in both countries was affected by higher prices from data services and airtime and the elimination of national long-distance charges. Revenues from interconnection rates decreased in Ecuador, but increased in Peru.

Segment operating income increased by 23.4% in 2011, reflecting operating income increases of 25.9% in Ecuador and 20.1% in Peru. Adjusted segment operating income increased by 22.6%, reflecting adjusted operating income increases of 18.9% in Ecuador and 27.7% in Peru. Segment operating margin was 31.6% in 2011, reflecting operating margins of 35.4% in Ecuador and 27.6% in Peru. Segment operating margin was 29.6% in 2010, reflecting operating margins of 32.5% in Ecuador and 26.3% in Peru. In 2011, adjusted segment operating margin was 34.4%, reflecting adjusted operating margins of 35.5% in Ecuador, and 30.2% in Peru, and in 2010, adjusted segment operating margin was 32.1%, reflecting adjusted operating margins of 34.0% in Ecuador and 27.5% in Peru. The increase in adjusted segment operating income and operating margin in 2011 was driven by lower subscriber acquisition costs partially offset by increased concession fees, employee profit sharing and network maintenance costs, including installation of new cell towers.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues increased by 9.5% in 2011. Adjusted segment operating revenues increased by 14.0% in 2011. These increases were driven primarily by increases in wireless voice, data, broadband and pay TV services, offset by decreases in fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in El Salvador (our headquarters for this segment) and Panama, and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 20.9% in 2011, primarily due to new commercial plans for voice and data services. ARPU increased by 4.3%. This increase was primarily attributable to increased usage of our services, and more specifically, of data services in Guatemala, El Salvador, Nicaragua and Honduras and of voice services in Honduras, partly offset by decreased usage of voice services in Guatemala, El Salvador and Nicaragua.

In both periods we recognized a small segment operating loss and a small adjusted segment operating loss. Segment operating margin was (0.3)% in 2011 and (1.1)% in 2010. Adjusted segment operating margin was 0.5% in 2011 and (3.8)% in 2010. In 2011, we replaced our network in Guatemala, resulting in a Ps.645 million write-off of the book value of the old network.

We acquired Digicel Honduras in November 2011. We also commenced operations in Costa Rica in November 2011.

United States

Segment operating revenues increased by 33.2% in 2011. Adjusted segment operating revenues increased by 35.3% in 2011. This increase reflected principally new commercial plans and promotional packages such as Straight Talk and SafeLink that contributed to the increase in subscriber growth and usage. In 2011, the number of wireless subscribers, all of which are prepaid subscribers, increased by 11.3% to approximately 19.8 million as of December 31, 2011.

Average MOUs per subscriber increased by 61.5% in 2011. ARPU increased by 18.0% in 2011. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages, which offer unlimited usage for a fixed monthly rate.

Segment operating income decreased 49.5% in 2011. Adjusted segment operating income increased by 31.0% in 2011, reflecting the increase in our operating revenues.

Segment operating margin was 1.7% in 2011 and 4.5% in 2010. Adjusted segment operating margin was 8.0% in 2011 and 8.2% in 2010. The decrease in adjusted segment operating margin in 2011 reflects principally higher subscriber acquisition costs, service costs, equipment costs and the increase in purchase of airtime, megabytes and other services from wireless services providers for resale to our customers.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues decreased by 2.4% in 2011. Adjusted segment operating revenues decreased by 1.7%. This slight decrease was driven primarily by increases in wireless data and pay TV services, offset by decreases in wireless and fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 8.3% in 2011, primarily due to more competitive packages for wireless voice services. ARPU increased by 9.8% in 2011. This increase in ARPU was primarily attributable to increased usage of our data and value added services in both countries.

Segment operating income decreased by 22.6% in 2011. Adjusted segment operating income decreased by 4.4% in 2011. Segment operating margin was 9.4% in 2011 and 11.9% in 2010. Adjusted segment operating margin was 11.8% in 2011 and 12.1% in 2010. The decreases in adjusted segment operating income and operating margin in 2011 were driven primarily by increases in costs associated with content acquisition, especially with respect to Pay TV programming, energy, network maintenance, technical personnel and customer service, as well as an increase in accounts considered doubtful relating to services provided to the government of Puerto Rico.

In November 2011, we sold our Jamaican operations to Digicel.

Liquidity and Capital Resources

Funding Requirements

We generate substantial cash flows from our operations. On a consolidated basis, operating activities provided Ps.206.6 billion in 2012 and Ps.193.2 billion in 2011. Our cash and cash equivalents amounted to Ps.45.5 billion at December 31, 2012 compared to Ps.59.1 billion at December 31, 2011. We use the cash that we generate from our operations and from borrowings primarily for the following purposes:

•

We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.130.9 billion in 2012 and Ps.121.1 billion in 2011. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2013 to be approximately U.S.$9.99 billion (Ps.129.9 billion).

•

In some years, we make substantial expenditures on acquisitions. In 2012, we spent Ps.55.0 billion acquiring shares of KPN and Ps.16.4 billion acquiring shares of Telekom Austria. In April 2013, KPN launched a rights offering to raise up to €3 billion, and we have committed to participate in proportion to our current investment.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2012, we had Ps.13.6 billion of principal due in 2013.

•

We pay regular dividends. We paid Ps.15.4 billion in dividends in 2012 and Ps.17.0 billion in 2011. Our shareholders have approved the payment of a Ps.0.22 dividend per share in two installments in 2013.

•

We regularly repurchase our own shares. We spent (including commissions and value-added taxes) Ps.17.8 billion repurchasing our own shares in the open market in 2012 and Ps.53.7 billion in 2011. Our shareholders have authorized additional repurchases, and we have continued repurchasing our shares in the open market in 2013, but whether we will continue to do so will depend on considerations including market prices and our other capital requirements.

The following table summarizes certain contractual obligations as of December 31, 2012. Many of our obligations are denominated in currencies other than Mexican pesos. Our purchase obligations and approximately 49.0% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2012:
Equipment leases	Ps.	580	Ps.	206	Ps.	374	Ps.	—	Ps.	—
Real estate leases		76,112		15,955		17,210		14,329		28,618
Short-term debt		13,622		13,622		—		—		—
Long-term debt		404,048		—		63,175		74,580		266,293
Purchase obligations		30,461		27,540		2,921		—		—

Total	Ps.	524,823	Ps.	57,323	Ps.	126,520	Ps.	54,459	Ps.	286,511

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2012. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

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

Borrowings

In addition to cash flows generated from operations, we have used borrowings to fund acquisitions and capital expenditures and to refinance debt. We have relied on a combination of borrowings in the Mexican and international capital markets, borrowings from international banks and equipment financing.

As of December 31, 2012, our total consolidated indebtedness was Ps.417.7 billion, compared to Ps.380.6 billion as of December 31, 2011. Our net debt (total debt minus cash and cash equivalents) at December 31, 2012 was Ps.372.2 billion, an increase of 16.0% as compared to December 31, 2011. This increase reflects, among other things, the acquisition of ownership interest in various entities, including KPN and Telekom Austria.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 81.0% of our indebtedness at December 31, 2012 was denominated in currencies other than Mexican pesos (approximately 60.4% of such non-Mexican peso debt in U.S. dollars and 39.6% in other currencies), and approximately 7.0% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 22.9% of our total debt as of December 31, 2012 was denominated in U.S. dollars and approximately 2.0% was subject to floating rates.

The weighted average cost of all our third-party debt at December 31, 2012 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.0%.

Our major categories of indebtedness at December 31, 2012 are summarized in the table below.

Debt:	(millions of Mexican pesos)
Denominated in U.S. dollars:
Export credit agency loans	Ps.	6,213
Other bank loans		1,889
5.500% Notes due 2014		10,343
5.750% Notes due 2015		9,265
3.625% Senior Notes due 2015		9,758
5.500% Senior Notes due 2015		7,218
2.375% Senior Notes due 2016		26,020
5.625% Notes due 2017		7,586
5.000% Senior Notes due 2019		9,758
5.500% Senior Notes due 2019		4,910
5.000% Senior Notes due 2020		27,644
8.57% Senior Notes due 2020		4,554
3.125% Senior Notes due 2022		20,816
6.375% Notes due 2035		12,767
6.125% Notes due 2037		4,804
6.125% Senior Notes due 2040		26,020
4.375% Senior Notes due 2042		14,962

Total		204,527
Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)		46,841
8.75% Senior Notes due 2016		4,500
9.00% Senior Notes due 2016		5,000
8.46% Senior Notes due 2036		7,872
6.45% Senior Notes due 2022		15,000

Total		79,213
Denominated in euro:
3.75% Senior Notes due 2017		17,164
4.125% Senior Notes due 2019		17,164
4.75% Senior Notes due 2022		12,874
3.00% Senior Notes due 2021		17,164

Total		64,366
Denominated in pounds sterling:
5.000% Senior Notes due 2026		10,574
5.75% Senior Notes due 2030		13,746
4.375% Senior Notes due 2041		15,861

Total		40,181
Denominated in Japanese yen:
1.23% Senior Notes due 2014		1,035
1.53% Senior Notes due 2016		765
2.95% Senior Notes due 2039		1,949

Total		3,749
Denominated in Swiss francs:
2.25% Senior Notes due 2015		3,269
2.00% Senior Notes due 2017		3,837
1.13% Senior Notes due 2018		3,553

Total		10,659
Denominated in Colombian pesos		4,562
Denominated in Brazilian reais		2,264
Denominated in other currencies		8,149

Total debt		417,670
Less short-term debt and current portion of long-term debt		13,622

Total long-term debt		404,048

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

•

Mexican peso-denominated domestic notes.    Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2013 through 2037. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

•

Global peso note program.    In November 2012, we established a new program to issue peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. We sold Ps.15 billion of notes under the program in November 2012 and a further Ps.7.5 billion in March 2013. We intend to use the program to raise a total of Ps.100 billion over five years to increase the share of Mexican pesos in our overall funding.

•

Colombian peso-denominated notes.    Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. One series, which matured in 2013, bore interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread. Another bears interest at a 7.59% fixed rate, and matures in 2016. The series that matured in 2013 was guaranteed by América Móvil.

•

Bank loans.    At December 31, 2012, we had approximately Ps.3,718 million outstanding under a number of bank facilities bearing interest at fixed rates. In May 2011, we entered into two revolving syndicated facilities—one for U.S.$2 billion and one for the Euro equivalent of U.S.$2 billion. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. The syndicated facilities limit our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

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

Some of the public securities issued by América Móvil in international and Mexican capital markets, and amounts due under our syndicated loan facility and export credit facilities, are guaranteed by Telcel. As of December 31, 2012, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps. 361.8 billion (U.S.$27.8 billion) excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2012, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps. 55.8 billion (U.S.$4.3 billion).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use cross-currency swaps and forwards to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries.

We also use interest rate swaps from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time.

As of December 31, 2012, we had derivatives positions with an aggregate net fair value of Ps.(2.2) billion, which are described in Note 11 to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

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

Fair Value of Financial Assets and Liabilities

We have substantial financial assets and liabilities that we recognize at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions we use to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of our financial assets and liabilities could materially impact our reported financial results.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2012 to Ps.92.3 billion, or 14.9% of our operating costs and expenses. See Note 8 to our consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. In 2010, for example, we recorded additional depreciation expense of Ps.6.3 billion resulting from the shortening of the useful lives of certain fixed-line equipment in Brazil, Colombia, Paraguay and Guatemala. See Note 8 to our consolidated financial statements.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

The carrying values of our equity investments in KPN and Telekom Austria as of December 31, 2012 were approximately Ps.55.0 billion and Ps.16.8 billion, respectively. The fair values of such investments, based on the year-end closing share prices on the Amsterdam Stock Exchange and Vienna Stock Exchange, were approximately Ps.22.6 billion for KPN and Ps.10.4 billion for Telekom Austria, which are below their respective carrying values as of December 31, 2012. Under IFRS, an impairment is recognized as the difference between the carrying value of the equity investment and the greater of its fair value and value in use. The estimated value in use of our investment in KPN, based on projections of KPN’s future results, was Ps.55.9 billion as of December 31, 2012. While the computation of the value in use of our investment in Telekom Austria is ongoing, we believe that we will recover the carrying value of such investment through its future value in use. Therefore, no impairment charge was recognized for either KPN or Telekom Austria in our audited consolidated financial statements. For more information, see Note 10 to our audited financial statements included in this annual report.

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

As of December 31, 2012, we have recorded Ps.18 billion of deferred tax assets for net operating loss carry-forwards, primarily related to our foreign operations in Brazil. We believe it likely that such amounts will be recovered in future periods through a combination of tax planning strategies and other sources of future taxable income.

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

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 12 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 31, 2012. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

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

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. Our bylaws provide for the Board of Directors to consist of between five and twenty-one directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one director and an alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors, the Executive Committee, the Audit and Corporate Practices Committee, and the Operations in Puerto Rico and the United States of America Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed at the annual general shareholders’ meeting held on April 22, 2013, with fifteen directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. One alternate director was reelected.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional thirty-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or substituted at the shareholders’ meetings. The names and positions of the members of the Board elected and reelected at the annual general shareholders’ meeting held on April 22, 2013, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit	Born:	1967
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2011 2014 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V., and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V.

Patrick Slim Domit	Born:	1969
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2004 2014 Co-Chairman of our Board of Directors Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2000 2014 Chief Executive Officer of América Móvil Director of Grupo Carso, S.A.B. de C.V. and Telmex
	Business experience:	Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Luis Alejandro Soberón Kuri	Born:	1960
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2014 Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.
	Other directorships:	Chairman of the Board of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. and Director of Banco Nacional de México, S.A.,
	Business experience:	Various positions at Interamericana de Entretenimiento, S.A.B. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2004 2014 Chief Executive Officer of Value, S.A. de C.V., Casa de Bolsa
	Other directorships:	Director of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Rayford Wilkins, Jr.	Born:	1951
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2005 2014 In retirement
	Business experience:	Chief Executive Officer of the AT&T Diversified Businesses Division and various positions in the wireless industry at SBC Group
Jeffrey McElfresh	Born:	1970
Director and Member of the Executive Committee	First elected: Term expires: Principal occupation:	2012 2014 President of AT&T México, Inc.
	Business experience:	Various positions at AT&T.

Michael J. Viola	Born:	1954
Director	First elected: Term expires: Principal occupation:	2009 2014 Senior Vice President of Corporate Finance AT&T, Inc.
	Other directorships:	Director of Telmex
	Business experience:	Various positions in the wireless industry at AT&T

Juan Antonio Pérez Simón	Born:	1941
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2012 2014 Chairman of the Board and Member of the Executive Committee of Sanborn Hermanos, S.A. de C.V.
	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Sears Operadora México, S.A. de C.V. and Elementia, S.A.
	Business experience:	Various positions at Grupo Carso, S.A.B. de C.V.

Ernesto Vega Velasco	Born:	1937
Director, Chairman of the Audit and Corporate Practices Committee and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2014 In retirement. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies
	Other directorships:	Director of Wal-Mart de México, S.A.B. de C.V., Banco Wal-Mart Adelante, S.A., Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso S.A.B. de C.V., Impulsora de Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-president

Rafael Moisés Kalach Mizrahi	Born:	1946
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2012 2014 Chairman of the Board and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.,
	Other directorships:	Director of Telmex, Grupo Carso, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.,
	Business experience:	Various positions in Grupo Kaltex, S.A. de C.V.

Santiago Cosío Pando	Born:	1973
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires:	2008 2014
	Principal occupation:	President of Grupo Pando, S.A. de C.V.
	Business experience:	Various positions in Grupo Pando, S.A. de C.V.

Arturo Elías Ayub	Born:	1966
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2014 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V., Director of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Sears Operadora México, S.A. de C.V. and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís	Born:	1957
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2014 Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Director of Telmex, Telmex Internacional, Embratel Participações, Net Serviços, Telekom Austria and KPN.
	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex

Louis C. Camilleri	Born:	1955
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2014 Chief Executive Officer of Philip Morris International
	Other directorships:	Chairman of the Board of Philip Morris International
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International
Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo	Born:	1967
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2014 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.
	Other directorships:	Director of Kimberly Clark de Mexico, S.A.B. de C.V., Acciones y Valores Banamex, S.A., Casa de Bolsa, GE International México, S. de R. L. de C. V. and Sistema Integral de Abasto Rural, S.A.P.I de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2014 Retired
	Other directorships:	Director of Grupo Financiero Inbursa, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Grupo Carso, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

The annual general shareholders’ meeting held on April 22, 2013, determined that the following directors are independent: Messrs. Luis Alejandro Soberón Kuri, Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Santiago Cosío Pando, Louis C. Camilleri, Rayford Wilkins Jr. and Rafael Moisés Kalach Mizrahi.

María José Pérez Simon Carrera serves as alternate director of Juan Antonio Pérez Simón and was reelected for a one-year term at the annual ordinary general shareholders’ meeting held on April 22, 2013.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Daniel Hajj Aboumrad and Arturo Elías Ayub are sons-in-law of Carlos Slim Helú and brothers-in-law of Patrick Slim Domit and Carlos Slim Domit. Patrick Slim Domit and Carlos Slim Domit are sons of Carlos Slim Helú. María José Pérez Simón Carrera is the daughter of Juan Antonio Pérez Simón.

Two members of our Board of Directors are nominated by AT&T, Inc. (“AT&T”), pursuant to a shareholders agreement with our Mexican controlling shareholders. See “Major Shareholders” under Item 7. Jeffrey McElfresh and Michael J. Viola were nominated by AT&T.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of four members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee are named by our Mexican controlling shareholders and one member by AT&T. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Jeffrey McElfresh, named by AT&T.

Audit and Corporate Practices Committee

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez.

The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports provided by the Mexican Securities Market Law;

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

Under certain circumstances specified in our bylaws, the Audit and Corporate Practices Committee is required to provide its opinion to the Board of Directors. The Company is required to make public disclosure of any Board action that is inconsistent with the opinion of the Audit and Corporate Practices Committee.

In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican securities laws and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee shall request opinions of our executive officers for purposes of preparing the annual report. The Board of Directors must seek the opinion of the Audit and Corporate Practices Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit and Corporate Practices Committee is independent, as independence is determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the Exchange Act.

Operations in Puerto Rico and the United States of America Committee

The Operations in Puerto Rico and the United States of America Committee consists of all the members of the Board of Directors except for Messrs. Jeffrey McElfresh and Michael J. Viola. The mandate of the Operations in Puerto Rico and the United States of America Committee is to act in the name and on behalf of the Company’s Board of Directors in respect of (i) the Company’s Puerto Rican subsidiary, Telpri (including its subsidiaries); (ii) the Company’s U.S. subsidiaries, Tracfone (including its subsidiaries), Telmex USA (including its subsidiaries) and Sección Amarilla (including its subsidiaries); and (iii) any other subsidiary and/or affiliate that the Company may acquire in the future which directly and/or indirectly participates in the same markets in which AT&T, Inc. (directly or through its subsidiaries) currently participates in the United States of America and Puerto Rico. To perform this function, the Committee may rely on the internal structures of the Company and its subsidiaries.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex, Chief Executive Officer of Companía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of financing at Petróleos Mexicanos (Pemex)

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

Oscar Von Hauske Solís	Appointed:	2010
Chief Fixed-line Operations Officer	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex and Head of Finance at Grupo Condumex, S.A. de C.V., Director of Telmex, Telmex Internacional, Embratel Participacoes, Net Servicos, Telekom Austria and KPN.

Angel Alija Guerrero	Appointed:
Chief Wireless Operations Officer	Business experience:	2012 Various positions in América Móvil, S.A.B. de C.V.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2012 was approximately Ps.5.4 million and Ps.53 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership of Directors and Senior Management

The co-chairman of our Board of Directors, Patrick Slim Domit, holds 323 million (or 1.4%) of our AA Shares and 859 million (or 1.7%) of our L Shares directly. The co-chairman of our Board of Directors, Carlos Slim Domit, holds 647 million (or 2.76%) of our AA Shares and 1,567 million (or 3.1%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the company. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 10.

Except as described above, according to ownership reports of shares or other securities or rights in our shares prepared by our directors and members of senior management and provided to us, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. We request our directors and members of senior management to provide ownership information of Company shares or other securities or rights in our shares on a yearly basis.

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2012:

	December 31,
	2010	2011	2012
Number of employees	150,079	158,694	158,719

Category of activity:
Wireless	46,072	51,114	54,794
Fixed	104,007	107,580	103,925

Geographic location:
Mexico	70,917	72,214	71,838
South America	60,626	67,441	66,776
Central America	8,119	8,486	9,241
Caribbean	9,742	9,820	10,074
United States	675	733	790

Many of our employees are members of labor unions, with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2013.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	50,303	67.58%	—
AA Shares (no par value)	23,424	31.47%	97.08%
A Shares (no par value)	704	0.95%	2.92%

Total	74,431	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

According to reports of beneficial ownership of our shares filed with the SEC, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Inmobiliaria Carso, and their direct ownership of our shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this Item 7.

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

Shareholder	Shares Owned (millions)	Percent of Class
AA Shares:
Family Trust(1)	10,894	46.5%
AT&T Inc.(2)	5,739	24.5%
Inmobiliaria Carso(3)	1,392	5.9%

L Shares:
Family Trust(1)	5,998	11.4%
BlackRock, Inc.(4)	3,816	7.4%

(1)	Based on beneficial ownership reports filed with the SEC, the Family Trust is a Mexican trust which holds AA Shares and L Shares for the benefit of the members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 7.07% and 18.93%, respectively, of each series. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any class of our shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(2)	Based on beneficial ownership reports filed with the SEC. AT&T also owned approximately 1,504 million L Shares. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares and L Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

(3)	Based on beneficial ownership reports filed with the SEC Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico controlled indirectly by the Slim Family. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(4)	Based on beneficial ownership reports filed with the SEC. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

The Family Trust is party to an agreement dated February 28, 2011 (the “Shareholders Agreement”) with AT&T International, Inc. (“AT&TI”), which is a subsidiary of AT&T, Inc., and the trust through which AT&TI owns AA Shares. The Shareholders Agreement governs the ownership and voting of any AA Shares owned from time to time by the Family Trust and AT&TI. The Shareholders Agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party and, in the event the Family Trust sells a majority of its AA Shares to a third party (i) gives AT&TI the right to sell the same portion of its AA Shares to such third-party in connection with the sale of such AA Shares of the Family Trust and (ii) gives the Family Trust the right to require AT&TI to sell the same portion of its AA Shares to such third party as the Family Trust is selling to such third party. These rights do not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also gives AT&TI the right to nominate two candidates to our Board of Directors and to appoint one member to our Executive Committee.

As of March 31, 2013, 25.4% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 96.2% of the L Share ADSs were held by 10,095 registered holders with addresses in the United States. As of such date, 32.3% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 91.7% of the A Share ADSs were held by 4,369 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

RELATED PARTY TRANSACTIONS

We receive consulting services from AT&T, which is one of our major shareholders, pursuant to a management services agreement and amendments covering successive periods. The most recent amendment covered 2012, and we expect to agree on an amendment covering 2013. We paid U.S.$10 million in 2012 and U.S.$10 million in 2011, respectively, to AT&T in compensation for its services. We also have agreements with AT&T International and its affiliates that provide for the completion of calls in our respective countries of operation.

Our subsidiaries purchase materials or services from a variety of companies that, according to beneficial ownership reports filed with the SEC, are under common control with us, including Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Some of our subsidiaries also purchase network construction services and materials from subsidiaries of Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than they could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

In November 2010, we entered into a revolving credit agreement with our affiliate Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. The agreement provides a line of credit to us and/or our subsidiaries for up to U.S.$400 million, of which U.S.$100 million is outstanding.

Note 18 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8.	Financial Information

See “Financial Statements” under Item 18 and pages F-1 through F-81.

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the two-for-one stock split effected in 2011.

Payment Date	Pesos per Share	Dollars per Share
November 16, 2012	Ps.0.10	U.S.$	0.0077
July 20, 2012	Ps.0.10	U.S.$	0.0077
November 18, 2011	Ps.0.09	U.S.$	0.0065
July 22, 2011	Ps.0.09	U.S.$	0.0077
November 19, 2010	Ps.0.08	U.S.$	0.0065
July 23, 2010	Ps.0.08	U.S.$	0.0063

In April 2013, our shareholders approved a dividend of Ps.0.22 per share, payable in two equal installments in July and November 2013. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we conduct operations, we are party to various legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters such as interconnection and tariffs. We are party to a number of proceedings regarding our compliance with administrative rules and regulations and concession standards.

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

The following table sets forth reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE. Prices for all periods have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange		NYSE
	High	Low	High		Low
	(pesos per L Share)		(U.S. dollars per L Share ADS)
Annual highs and lows
2008	Ps.17.55	Ps.8.15	U.S.$	33.38	U.S.$	11.82
2009	16.00	9.16		24.85		11.83
2010	18.15	13.84		29.74		21.47
2011	19.09	13.67		26.42		21.10
2012	18.35	14.79		28.28		22.19

Quarterly highs and lows
2011:
First quarter	Ps.18.09	Ps.16.17	U.S.$	29.50	U.S.$	26.82
Second quarter	17.42	14.19		29.50		24.05
Third quarter	15.87	13.67		27.04		21.10
Fourth quarter	17.53	14.53		26.42		21.50
2012:
First quarter	Ps.15.99	Ps.14.79	U.S.$	24.83	U.S.$	22.19
Second quarter	18.35	15.49		28.25		22.72
Third quarter	18.02	16.24		27.51		25.06
Fourth quarter	16.96	14.81		26.54		22.77
2013:
First quarter	Ps.16.19	Ps.11.60	U.S.$	25.51	U.S.$	18.51

Monthly highs and lows
2012:
November	Ps.16.67	Ps.15.27	U.S.$	26.23	U.S.$	23.19
December	15.32	14.81		23.87		22.77
2013:
January	Ps.15.98	Ps.14.90	U.S.$	25.05	U.S.$	23.33
February	16.19	13.32		25.62		20.83
March	13.60	11.60		21.12		18.51
April (through April 28)	13.17	12.05		21.38		19.62

Source: Bloomberg

The table below sets forth reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange		NASDAQ
	High	Low	High		Low
	(pesos per A Share)		(U.S. dollars per A Share ADS)
Annual highs and lows
2008	Ps.17.75	Ps.8.00	U.S.$	33.20	U.S.$	12.02
2009	16.05	8.96		24.74		11.72
2010	18.00	14.00		29.84		21.51
2011	18.03	13.14		29.56		20.88
2012	18.46	14.01		28.08		21.33

Quarterly highs and lows
2011:
First quarter	Ps.18.03	Ps.16.25	U.S.$	29.56	U.S.$	26.76
Second quarter	17.25	14.20		29.45		24.03
Third quarter	15.79	13.14		27.00		20.93
Fourth quarter	17.48	14.53		26.30		20.88
2012:
First quarter	Ps.16.01	Ps.14.71	U.S.$	24.86	U.S.$	21.33
Second quarter	18.07	15.30		28.08		22.74
Third quarter	18.46	16.20		27.43		24.29
Fourth quarter	17.00	14.01		26.60		22.66
2013:
First quarter	Ps.16.00	Ps.11.60	U.S.$	25.55	U.S.$	18.56

Monthly highs and lows
2012:
November	Ps.16.51	Ps.15.06	U.S.$	26.38	U.S.$	23.17
December	15.27	14.01		23.80		22.66
2013:
January	Ps.16.00	Ps.14.90	U.S.$	25.06	U.S.$	23.30
February	16.00	13.40		28.08		20.72
March	13.40	11.60		21.42		18.56
April (through April 28)	13.05	12.24		21.34		19.82

Source: Bloomberg

Item 10.	Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions in our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Directors, Senior Management and Employees” under Item 6.

Organization and Register

América Móvil is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law and the Mexican Securities Market Law. It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770.

Corporate Purpose

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

On April 27, 2011, our shareholders approved a two-for-one stock split which became effective in June 2011.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote to elect only two members of the Board of Directors and the corresponding alternate directors as well as on the following matters:

•	the transformation of América Móvil from one type of company to another;

•	any merger of América Móvil;

•	the extension of our authorized corporate life;

•	our voluntary dissolution;

•	any change in our corporate purpose;

•	any transaction that represents 20% or more of the Company’s consolidated assets;

•	any change in our state of incorporation;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

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

A special meeting of the holders of L Shares must be held each year for the election or reelection of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or reelect directors and to determine the allocation of the profits of the preceding year. Transactions that represent 20% or more of our consolidated assets in any fiscal year must be approved by an ordinary general shareholder meeting of all shareholders, including holders of L Shares.

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

Following payment in full of any such amount, holders of AA Shares and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all shareholders share equally, on a per-share basis, in any remaining amounts payable in respect of our capital stock.

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

Limitations on Share Ownership

Our bylaws provide that at least 20% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80% of our capital stock. AA Shares can only be held or acquired by:

•	Mexican citizens;

•	Mexican corporations whose capital stock is held completely by Mexican citizens;

•	Mexican corporations in which at least 51% of the capital stock may only be held or acquired by (i) Mexican citizens or (ii) Mexican corporations;

•	Mexican credit and insurance companies;

•	Mexican investment companies operating under the Investment Companies Law (Ley de Sociedades de Inversión) and Mexican institutional investors as defined in the Mexican Securities Market Law; and

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

Our bylaws (estatutos sociales) were amended in 2010 to add a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of América Móvil shares is restricted to holders that qualify as

Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by the shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

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

Restrictions on Deregistration in Mexico

Our shares are registered with the RNV maintained by the CNBV, as required under the Mexican Securities Market Law and regulations issued by the CNBV.

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

Unless the CNBV authorizes otherwise, upon the prior approval of the Board of Directors, which must take into account the opinion of the audit and corporate practices committee, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

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

Other Provisions

Variable capital.    We are permitted to issue shares constituting fixed capital and shares constituting variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the NYSE and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE and NASDAQ, see “Corporate Governance” under this Item 10.

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

CERTAIN CONTRACTS

A number of our subsidiaries and affiliates hold concessions and licenses granted by regulatory authorities in the countries in which they operate. See “Regulation” under Item 4.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2011 or 2012 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Service.

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

See Note 2 w) to our audited consolidated financial statements for disclosures about market risk.

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the year ended December 31, 2012, the Depositary did not make any payments to us for reimbursable expenses.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures.    We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.    Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 22, 2013.

(c) Attestation Report of the registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated April 22, 2013, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/S/ OMERO CAMPOS SEGURA
Omero Campos Segura

Mexico City

April 22, 2013

(d) Changes in internal control over financial reporting.    There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to, among others, our chief executive officer, chief financial officer and comptroller, and persons performing similar functions. Our code of ethics is available on our web site at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer, comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011		2012
	(in millions of Mexican pesos)
Audit fees	Ps.	125	Ps.	143
Audit-related fees		17		24
Tax fees		11		9
All other fees		—		—

Total fees	Ps.	153	Ps.	176

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

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Our audit and corporate practices committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Prior to providing any service that requires specific pre-approval, our independent auditor, together with our chief financial officer (or in certain situations our chief financial officer alone after discussing the services with our independent auditor) present to the audit committee a request for approval of audit services in which such person or persons confirm that the request complies with the applicable rules.

Item 16D.	Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We periodically repurchase our L and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 22, 2013, our shareholders authorized an aggregate Ps.40,000 million increase in the amount we are authorized to spend to repurchase L Shares and A Shares, raising the available amount to Ps.68,599 million.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2012. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

Period	Total Number of L Shares Purchased	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2012	59,759,900	15.39	59,759,900	39,939,189,755
February 2012	199,097,989	15.19	194,097,989	36,986,169,772
March 2012	204,909,426	15.29	204,909,426	33,853,220,508
April 2012	82,811,089	16.01	82,811,089	62,524,004,609
May 2012	191,557,555	17.01	165,407,555	59,710,361,503
June 2012	87,471,655	16.91	87,471,655	58,188,837,748
July 2012	64,178,000	17.62	64,178,000	57,057,774,170
August 2012	37,011,913	17.07	37,011,913	56,424,309,271
September 2012	31,545,046	16.51	31,545,046	55,897,655,997
October 2012	33,731,114	16.73	33,731,114	55,327,761,090
November 2012	71,944,418	15.44	42,421,000	54,664,654,787
December 2012	144,718,238	14.89	143,168,004	52,530,870,574

Total/Average	1,208,736,343	15.93	1,146,512,691

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Period	Total Number of A Shares Purchased	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2012	240,100	15.47	240,100	39,939,189,755
February 2012	239,100	15.24	239,100	36,986,169,772
March 2012	40,574	15.10	40,574	33,853,220,508
April 2012	188,911	16.90	188,911	62,524,004,609
May 2012	230,356	16.96	230,356	59,710,361,503
June 2012	2,528,345	16.61	2,528,345	58,188,837,748
July 2012	10,615	17.80	10,390	57,057,774,170
August 2012	88,087	17.20	88,087	56,424,309,271
September 2012	354,954	16.58	354,954	55,897,655,997
October 2012	339,196	16.72	338,886	55,327,761,090
November 2012	79,000	15.58	79,000	54,664,654,787
December 2012	148,606	15.01	148,606	52,530,870,574

Total/Average	4,487,844	16.44	4,487,309

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Item 16F.	Not Applicable

Item 16G.	Corporate Governance

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 2001 by a group of Mexican business leaders and was endorsed by both the CNBV and the Mexican Stock Exchange.

The table below discloses the significant differences between our corporate governance practices and those required for U.S. Companies under the NYSE and NASDAQ listing standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Director Independence.    Majority of board of directors must be independent. §303A.01. “Controlled companies” are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

	Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies” are exempt from this requirement. A controlled company is one in which more than 50% of the voting power for the election of directors is held by an individual, group or another company, rather than the public. Rules 5605(b)(1), 5615(c)(1) and (c)(2).	Director Independence. Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

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

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1).	Audit Committee. We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see Item 6. Directors, Senior Management and Employees-Audit and Corporate Practices Committee.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, treasury stock, however, may be issued by the board of directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §303A.07. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

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

Item 16H.	Not Applicable

Item 17.	Not Applicable

Item 18.	Financial Statements

See pages F-1 through F-81 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and restated bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of June 14, 2011 (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-16269, filed on April 30, 2012).

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on March 1, 2011).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Twelfth Amendment dated July 12, 2012 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, LLC, and América Móvil, S.A.B. de C.V.

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

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

Dated: April 29, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

Contents:

Report of Independent Registered Public Accounting Firm

Audited Consolidated Financial Statements:

Consolidated Statements of Financial Position

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2013, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global
/s/ Omero Campos Segura C.P.C. Omero Campos Segura

Mexico City, Mexico

April 22, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At December 31,				Millions of U.S. dollars 2012
	2011		2012
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	59,123,996	Ps.	45,487,200	US$	3,496
Accounts receivable, net (Note 5)		124,973,353		120,205,954		9,239
Derivative financial instruments (Note 11)		9,793,836		2,779,749		214
Related parties (Note 18)		3,413,899		689,053		53
Inventories, net (Note 6)		34,141,317		28,697,820		2,206
Other current assets, net (Note 7)		10,846,749		11,271,463		866

Total current assets		242,293,150		209,131,239		16,074

Non-current assets:
Property, plant and equipment, net (Note 8)		466,086,773		500,434,272		38,465
Licenses and rights of use, net (Note 9)		38,530,899		44,052,430		3,386
Trademarks, net (Note 9)		3,006,854		1,143,315		88
Goodwill (Note 9)		73,038,433		99,705,859		7,664
Investment in associated companies (Note 10)		54,218,023		73,116,285		5,620
Deferred taxes (Note 20)		33,074,458		33,996,070		2,613
Pension asset (Note 12)		22,327,733		26,589,389		2,044
Other non-current assets, net (Note 7)		15,056,421		15,729,154		1,209

Total assets	Ps.	947,632,744	Ps.	1,003,898,013	US$	77,163

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 16)	Ps.	26,643,315	Ps.	13,621,806	US$	1,047
Accounts payable and accrued liabilities (Note 13)		178,740,455		184,056,080		14,148
Taxes payable		28,622,319		24,944,133		1,917
Derivative financial instruments (Note 11)		2,889,281		5,025,047		386
Related parties (Note 18)		1,630,265		1,254,672		96
Deferred revenues (Note 15)		26,248,679		23,956,939		1,841

Total current liabilities		264,774,314		252,858,677		19,435

Long-term debt (Note 16)		353,975,487		404,048,282		31,057
Deferred taxes (Note 20)		16,751,716		21,231,775		1,632
Deferred revenues (Note 15)		3,175,796		1,100,195		85
Employee benefits (Note 12)		13,315,736		12,335,707		948

Total liabilities		651,993,049		691,574,636		53,157

Equity (Note 19):
Capital stock		96,419,636		96,414,841		7,411
Retained earnings:
Prior years		81,198,952		121,679,111		9,353
Profit for the period		82,853,529		91,440,880		7,028

Total retained earnings		164,052,481		213,119,991		16,381

Other comprehensive income items		25,168,067		(7,737,017)		(595)
Equity attributable to equity holders of the parent		285,640,184		301,797,815		23,197
Non-controlling interests		9,999,511		10,525,562		809

Total equity		295,639,695		312,323,377		24,006

Total liabilities and equity	Ps.	947,632,744	Ps.	1,003,898,013	US$	77,163

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31						Millions of U.S. dollars, except for earnings per share 2012
	2010		2011		2012
Operating revenues:
Mobile voice services	Ps.	268,030,881	Ps.	281,952,808	Ps.	287,133,858	US$	22,070
Fixed voice services		140,178,225		139,219,344		123,778,159		9,514
Mobile data voice services		76,954,735		102,190,374		136,394,772		10,484
Fixed data services		66,015,070		72,007,127		83,628,831		6,428
Paid television		9,484,920		16,958,846		56,520,982		4,344
Other services		69,225,498		77,637,813		87,613,043		6,734

		629,889,329		689,966,312		775,069,645		59,574

Operating costs and expenses:
Cost of sales and services		253,449,142		290,902,040		343,446,139		26,398
Commercial, administrative and general expenses		129,440,598		147,115,441		167,148,944		12,848
Other expenses		3,606,853		3,176,328		3,579,638		275
Depreciation and amortization (Notes 8 and 9) (includes Ps.63,749,928, Ps.67,797,929 and Ps.72,509,321 corresponding to the years ended December 31, 2010, 2011 and 2012, respectively, not included in cost of sales and services)		91,071,327		93,997,035		103,584,737		7,962

		477,567,920		535,190,844		617,759,458		47,483

Operating income		152,321,409		154,775,468		157,310,187		12,091

Interest income		4,801,539		6,853,900		5,776,600		444
Interest expense		(17,280,735)		(20,791,606)		(24,914,596)		(1,915)
Exchange gain (loss), net		5,581,574		(22,394,716)		7,395,154		568
Valuation of derivatives and other financial items, net		(11,975,955)		8,177,785		(7,810,338)		(600)
Equity interest in net income of associated companies		1,671,210		1,923,997		761,361		59

Profit before income tax		135,119,042		128,544,828		138,518,368		10,647
Income tax (Note 20)		36,213,619		40,420,662		46,378,691		3,565

Net profit for the period	Ps.	98,905,423	Ps.	88,124,166	Ps.	92,139,677	US$	7,082

Net profit for the period attributable to:
Equity holders of the parent	Ps.	91,123,052	Ps.	82,853,529	Ps.	91,440,880	US$	7,028
Non-controlling interests		7,782,371		5,270,637		698,797		54

	Ps.	98,905,423	Ps.	88,124,166	Ps.	92,139,677	US$	7,082

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	1.15	Ps.	1.05	Ps.	1.20	US$	0.09

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	(7,155,708)	Ps.	10,461,607	Ps.	(33,175,667)	US$	(2,550)
Effect of fair value of derivatives, net of deferred taxes		(675,686)		(317,598)		(239,164)		(18)

Total other comprehensive income items for the period		(7,831,394)		10,144,009		(33,414,831)		(2,568)

Total comprehensive income for the period	Ps.	91,074,029	Ps.	98,268,175	Ps.	58,724,846	US$	4,514

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	82,792,909	Ps.	92,935,766	Ps.	58,535,796	US$	4,499
Non-controlling interests		8,281,120		5,332,409		189,050		15

	Ps.	91,074,029	Ps.	98,268,175	Ps.	58,724,846	US$	4,514

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

(In thousands of Mexican pesos)

	Capital stock		Legal Reserve		Retained earnings		Total Retained earnings		Effect of derivative financial Instruments acquired for hedging purposes		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at January 1, 2010	Ps.	30,115,549	Ps.	358,440	Ps.	189,974,806	Ps.	190,333,246	Ps.	435,522	Ps.	22,980,451	Ps.	243,864,768	Ps.	69,933,392	Ps.	313,798,160
Net profit for the period						91,123,052		91,123,052						91,123,052		7,782,371		98,905,423
Effect of fair value of derivatives, net of deferred taxes										(401,357)				(401,357)		(274,329)		(675,686)
Effect of translation of foreign entities												(7,928,786)		(7,928,786)		773,078		(7,155,708)

Comprehensive income for the period						91,123,052		91,123,052		(401,357)		(7,928,786)		82,792,909		8,281,120		91,074,029
Dividends						(12,948,813)		(12,948,813)						(12,948,813)		(4,016,583)		(16,965,396)
Repurchase of shares		(4,576)				(17,488,212)		(17,488,212)						(17,492,788)				(17,492,788)
Other																10,009		10,009
Acquisition of non-controlling interests																280,548		280,548
Excess in purchase price over book value of acquired shares of companies under common control		66,322,488				(54,886,581)		(54,886,581)						11,435,907		(46,103,299)		(34,667,392)

Balance at December 31, 2010		96,433,461		358,440		195,774,252		196,132,692		34,165		15,051,665		307,651,983		28,385,187		336,037,170
Net profit for the period						82,853,529		82,853,529						82,853,529		5,270,637		88,124,166
Effect of fair value of derivatives, net of deferred taxes										(276,748)				(276,748)		(40,850)		(317,598)
Effect of translation of foreign entities												10,358,985		10,358,985		102,622		10,461,607

Comprehensive income for the period						82,853,529		82,853,529		(276,748)		10,358,985		92,935,766		5,332,409		98,268,175
Dividends						(13,987,602)		(13,987,602)						(13,987,602)		(3,403,114)		(17,390,716)
Repurchase of shares		(13,825)				(52,437,966)		(52,437,966)						(52,451,791)				(52,451,791)
Acquisition of non-controlling interests through public offer to purchases						(47,693,452)		(47,693,452)						(47,693,452)		(19,770,918)		(67,464,370)
Other acquisitions of non-controlling interests						(814,720)		(814,720)						(814,720)		(544,053)		(1,358,773)

Balance at December 31, 2011		96,419,636		358,440		163,694,041		164,052,481		(242,583)		25,410,650		285,640,184		9,999,511		295,639,695
Net profit for the period						91,440,880		91,440,880						91,440,880		698,797		92,139,677
Effect of fair value of derivatives, net of deferred taxes										(253,428)				(253,428)		14,264		(239,164)
Effect of translation of foreign entities												(32,651,656)		(32,651,656)		(524,011)		(33,175,667)

Comprehensive income for the period						91,440,880		91,440,880		(253,428)		(32,651,656)		58,535,796		189,050		58,724,846
Dividends						(15,216,636)		(15,216,636)						(15,216,636)		(326,620)		(15,543,256)
Repurchase of shares		(4,795)				(18,326,979)		(18,326,979)						(18,331,774)				(18,331,774)
Effect of consolidation of NET						(155,158)		(155,158)						(155,158)		3,041,699		2,886,541
Other acquisitions of non-controlling interests						(8,674,597)		(8,674,597)						(8,674,597)		(2,378,078)		(11,052,675)

Balance at December 31, 2012	Ps.	96,414,841	Ps.	358,440	Ps.	212,761,551	Ps.	213,119,991		Ps.(496,011)	Ps.	(7,241,006)	Ps.	301,797,815	Ps.	10,525,562	Ps.	312,323,377

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December31						Millions of U.S. dollars, except for earnings per share 2012
	2010		2011		2012
Operating activities
Profit before income tax	Ps.	135,119,042	Ps.	128,544,828	Ps.	138,518,368	US$	10,647
Items not requiring the use of cash:
Depreciation		80,294,690		82,642,200		92,268,275		7,092
Amortization of intangible assets		10,776,637		11,354,835		11,316,462		870
Equity interest in net income of associated companies		(1,671,210)		(1,923,997)		(761,361)		(59)
Loss on sale of fixed assets		806,391		32,463		112,445		9
Net period cost of labor obligations		6,160,141		6,272,520		9,214,804		708
Exchange (gain) loss, net		(3,727,490)		30,971,438		(18,908,099)		(1,453)
Interest expense		17,280,735		20,791,606		24,914,596		1,915
Valuation of derivatives, net		1,037,728		(10,692,199)		5,885,869		452
Working capital changes:
Accounts receivable		302,354		(11,287,204)		5,077,352		391
Prepaid expenses		(1,239,958)		(1,307,557)		(379,179)		(29)
Related parties		(525,056)		(530,500)		153,888		12
Inventories		(2,868,024)		(6,721,377)		4,104,304		315
Other assets		(4,408,473)		(3,064,825)		(3,096,301)		(238)
Labor obligations		(1,797,077)		(13,030,247)		(10,716,319)		(824)
Accounts payable and accrued liabilities		10,192,387		20,966,860		(1,283,784)		(97)
Employee profit sharing		(3,446,374)		(3,346,952)		(3,354,552)		(258)
Financial instruments		2,508,129		6,130,808		(924,497)		(71)
Deferred revenues		1,373,800		994,315		1,809,425		139
Income taxes paid		(45,410,398)		(63,556,256)		(47,347,341)		(3,639)

Net cash flow provided by operating activities		200,757,974		193,240,759		206,604,355		15,882

Purchase of property, plant and equipment		(77,866,409)		(120,193,188)		(121,955,947)		(9,374)
Acquisition of licenses		(4,075,229)		(993,692)		(7,830,248)		(602)
Dividends received						571,187		44
Proceeds from sale of fixed assets		884,241		38,312		58,006		4
Cash acquired by NET consolidation						5,378,807		412
Acquisition of investments in associates		(31,463,621)		(2,271,059)		(73,849,936)		(5,676)

Net cash flow used in investing activities		(112,521,018)		(123,419,627)		(197,628,131)		(15,192)

Financing activities
Loans obtained		180,852,643		87,230,827		140,094,584		10,768
Repayment of loans		(148,899,354)		(41,222,218)		(97,354,311)		(7,483)
Interest paid		(14,719,299)		(18,067,293)		(21,329,791)		(1,639)
Repurchase of shares		(18,150,990)		(53,726,784)		(17,836,724)		(1,371)
Dividends paid		(17,193,902)		(17,042,980)		(15,384,647)		(1,183)
Derivative financial instruments		826,850		3,158,678		5,003,187		385
Acquisition of non-controlling interests		(34,667,391)		(67,464,370)		(11,052,674)		(850)

Net cash flow used in financing activities		(51,951,443)		(107,134,140)		(17,860,376)		(1,373)

Net increase (decrease) in cash and cash equivalents		36,285,513		(37,313,008)		(8,884,152)		(683)

Adjustment to cash flows due to exchange rate fluctuations		(113,581)		498,539		(4,752,644)		(365)

Cash and cash equivalents at beginning of period		59,766,533		95,938,465		59,123,996		4,544

Cash and cash equivalents at end of period	Ps.	95,938,465	Ps.	59,123,996	Ps.	45,487,200	US$	3,496

Non-cash transactions related to:

Non-cash investing activities	2010		2011		2012
Acquisitions of property, plant and equipment in accounts payable at end of period	Ps.	7,708,000	Ps.	36,319,549	Ps.	30,461,133
Non-cash financing activities
Capital stock (Acquisition of NCI of Telmex and TII)	Ps.	66,322,488	Ps.	—		—

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2012

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business and Relevant Events

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company or “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout the United States, Latin America and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories, publishing and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses have different dates of expiration through 2046. In the next two fiscal years there are no licenses scheduled to expire and/or terminate.

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

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying financial statements were approved for their issuance by the Board of Directors on April 18, 2013. They were then approved by the Company’s shareholders, on April 22, 2013.

Relevant events

a) Public offers to purchase

i) In March 2011, the Company launched a public offer to purchase up to 571,391,243 outstanding Series A and L shares of Telmex Internacional, S.A. de C.V. (Telint), corresponding to 3.18% of the total outstanding shares of Telint which were not previously owned by América Móvil.

The purchase price per share was Ps.11.66 and the total amount paid as a result of the public offer was Ps.591,536. Such offer concluded on April 11, 2011.

ii) On October 11, 2011, the Company launched a tender offer for all of the outstanding shares of all classes of capital stock of Teléfonos de México, S.A.B. de C.V. (TMX or Telmex) that the Company did not directly or indirectly own. The tender offer expired on November 11, 2011 and as a result of the tender offer, América Móvil, directly and indirectly, owned 92.99% of the shares representing the capital stock of Telmex. The purchase price was Ps.10.50 per share and Ps.210 per ADS, resulting in a total purchase price of approximately Ps.62.5 billion.

During 2012, the Company increased its direct and indirect holding of the outstanding shares of Telint and TMX to 97.59% and 97.53%, respectively, through additional tender offers, in the amount of Ps.8,051,089.

The acquisition of non-controlling interest in the public tender offers described on (i) and (ii) were accounted for as an equity transaction based on the market value of the offer at the date of acquisition.

iii) Telint delisted its shares in August 2011 from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”). Telmex delisted its securities in February 2012 from the NYSE and NASDAQ. Each has also terminated its reporting obligations under the Mexican securities laws and the U.S. federal securities laws. Each delisted its securities from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain. Each has also terminated its reporting obligations under the Mexican securities laws and the U.S. federal securities laws.

iv) On December 7, 2012 TELMEX was authorized by the “Comisión Nacional Bancaria y de Valores” to proceed with the cancellation of its shares’ registration in the “Registro Nacional de Valores” and to proceed with its delisting from the Mexican Stock Exchange.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying financial statements for all the periods presented have been prepared in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) (hereafter referred to as IFRS), in force at December 31, 2012.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency and the reporting currency of these financial statements.

b) Business combination, consolidation and basis of translation of financial statements of foreign subsidiaries

i) Business combination

Subsidiaries:

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

Acquisition-related cost is accounted as an expense in the statement of comprehensive income as they are incurred.

Goodwill is initially measured as the excess of the aggregate of the fair value of the consideration transferred plus any non-controlling interest in the acquiree over the net value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

ii) Consolidation and equity method

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

Associates:

Associates are all those entities the Company has significant influence without having control. According to IAS 28, “Investments in Associates”, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. It typically occurs when an investor holds from 20% to 50% of the voting power of an investee.

Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The Company’s participation in the profits or losses of the associate after acquisition is recognized in the income statements and its share of other comprehensive income after acquisition is recognized directly in other comprehensive income.

The Company assesses at each reporting date whether there is a objective evidence that investment in associates is impaired. If so the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

The equity interest in the principal subsidiaries and associated companies at December 31, 2011 and 2012 is as follows:

		Equity interest at December 31
Company name	Country	2011	2012
Subsidiarias:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Europa B.V. S.A.C.	Netherlands		100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V.	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. y subsidiarias (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc.	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico
Servicios de Comunicaciones de Honduras, S.A. de C.V. (Sercom Honduras)(1)	Honduras	100.0%	100.0%
Amov Telecom, S.A. de C.V.(1)	Honduras	100.0%	—
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	United States	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.(2)	Brazil	99.4%	100.0%
Claro S.A. (antes BCP, S.A.)(2)	Brazil	99.9%	100.0%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%
Estesa Holding Corp.	Panama	100.0%	100.0%
Cablenet, S.A.	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.9%	48.9%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
Megacanales, S.A.	Colombia	99.4%	99.4%
The Now Operation, S.A.	Colombia	99.4%	99.4%
Telmex Colombia, S.A.	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.(3)	Argentina	100.0%	—
AMX Argentina, S.A.(3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V.	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V.	Mexico	100.0%	100.0%
AMX Paraguay, S.A.	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.(4)	Peru	100.0%	100.0%
Telmex Perú, S.A.(4)	Peru	99.6%	—

		Equity interest at December 31
Company name	Country	2011	2012
Claro Panamá, S.A.	Panama	99.7%	100.0%
Carso Global Telecom, S.A.B. de C.V.	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V.	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V.(5)	Mexico	93.3%	97.5%
Telmex Internacional, S.A.B. de C.V.	Mexico	97.5%	97.6%
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	97.5%	97.6%
Telmex Argentina, S.A.	Argentina	97.3%	99.6%
Ertach, S.A.	Argentina	97.3%	99.5%
Telstar, S.A.	Uruguay	97.3%	99.9%
Ecuador Telecom, S.A.	Ecuador	97.5%	97.6%
Empresa Brasileira de Telecomunicacoes, S.A. – Embratel	Brazil	95.1%	95.4%
Páginas Telmex Colombia, S.A.	Colombia	97.5%	97.6%
Claro 155, S.A.	Chile	97.5%	97.6%
Claro 110, S.A.	Chile	99.9%	99.9%
Sección Amarilla USA, LLC.	United States	97.5%	97.6%
Publicidad y Contenido Editorial, S.A. de C.V.	Mexico	97.5%	97.6%
Editorial Contenido, S.A. de C.V.	Mexico	97.5%	97.6%
Plaza VIP COM, S.A.P.I. de C.V.(6)	Mexico	78.0%	97.6%
Grupo Telvista, S.A. de C.V.	Mexico	86.9%	88.9%
Net Serviços de Comunicação, S.A.	Brazil	87.5%	88.0%

Associated companies:
Hildebrando, S.A. de C.V.	Mexico	34.3%	35.0%
KPN B.V.	Netherlands	—	29.77%
Telecom Austria AG	Austria	—	23.69%

(1)	On September 30, 2012, Amov Telecom, S.A. de C.V. was merged into Servicios de Comunicaciones de Honduras, S.A. de C.V.
(2)	On May 23, 2012, all of Americel, S.A.’s shares of capital stock were converted to shares of Claro, S.A.
(3)	On November 14, 2012, Argentina Holdings S.A. was merged into AMX Argentina S.A.
(4)	On May 1, 2012, Telmex Perú, S.A. was merged into América Móvil Perú, S.A.C.
(5)	During 2012, the Company increased its shareholding as a result of its tender offer to acquire the shares of Teléfonos de México, S.A.B. de C.V.
(6)	The Company signed an agreement on July 23, 2012, the Company acquired share previously owned by Plaza VIP.com bringing its ownership level to 97.6% at December 31, 2012.

iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The financial statements of foreign subsidiaries jointly represent approximately 59%, 59% and 63% of operating revenues of 2010, 2011 and 2012, respectively, and approximately 76% and 72% of total assets at December 31, 2011 and 2012, respectively. The financial information is consolidated, as appropriate, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency, in accordance with the following:

The reported financial statements of América Móvil’s foreign operations were converted to International Financial Reporting Standards in the local currency and then translated into the reporting currency. Since none of the subsidiaries operate in a hyperinflationary economic environment and the local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, was translated as follows:

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

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2011 and 2012, the cumulative translation gain (loss) was Ps. 25,410,650 and Ps.(7,241,006), respectively.

c) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high certainty of collectability.

During 2012, the Company reviewed its distributor agreements and concluded that based on the terms and clauses of those agreements that the appropriate IFRS presentation of commissions paid to distributors related to activation, loyalty or volume was as a commercial expense rather than as a reduction of revenues as was applied historically. Starting January 1, 2012, AMX adjusted its accounting for these amounts. For the years ended December 31, 2010 and 2011 such amounts have also been retrospectively adjusted in the Statement of Comprehensive Income for comparability purposes. This adjustment resulted in an increase in both revenues and commercial, administrative and general expenses in the amount of Ps. 22,033,651 in 2010 and Ps. 24,664,808 in 2011.

Loyalty and activation commissions are accrued monthly as an expense based on statistical information about customer retention, sales volume and the number of new customers obtained by each distributor. Retention commissions are paid when customers continue for a specified period. Volume commissions are paid at the time the distributor reaches prescribed ranges of activated clients.

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

•

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

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than three months. These investments are stated at cost plus accrued interest, which is similar to their market value.

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

i) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. For acquired subsidiaries, goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date. For acquired associates, the investment in associates includes goodwill identified on acquisition, net of any impairment loss.

Goodwill is reviewed annually to determine its recoverability, or more often if circumstances indicate that the carrying value of the goodwill might not be fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the carrying value, an impairment loss is charged to results of operations.

For the years ended December 31, 2010, 2011 and 2012, no impairment losses were recognized for the goodwill shown in the Company’s statement of financial position.

j) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2010, 2011 and 2012 the borrowing costs that were capitalized amounted to Ps. 2,540,837, Ps. 3,845,609 and Ps. 3,152,811, respectively.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of the telephone plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located. For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment is removed from the balance sheet at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

Annual depreciation rates are as follows:

Plant	3.3% to 33%
Performance monitoring equipment in the plant	33%
Buildings	3%
Other assets	10% to 33%

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

For the years ended December 31, 2010, 2011 and 2012, no impairment losses were recognized.

k) Licenses and trademarks

Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at acquisition date. Licenses are amortized using the straight-line method over a period ranging from 5 to 40 years, which represents the usage period of the assets.

The licenses that in accordance with government requirements are categorized as automatically renewable, are considered by the Company as intangible assets with an indefinite useful life. Accordingly, they are not amortized.

Trademarks are recorded at their value in use at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

The carrying value of the Company’s licenses and trademarks with indefinite useful lives and with defined useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2010 2011 and 2012, no impairment losses were recognized.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived fixed assets, investments in associates, goodwill and intangible assets. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate before taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new book value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

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

The subsidiaries being analyzed for impairment are cash generating units that through December 31, 2012 were under the Company’s operation.

The forecasts were performed by the Company’s management in real terms (net of inflation) and in pesos with acquisition value as of December 31, 2012. The forecasts were made according to the 2012 budget which was approved by the Company’s Chief Executive Officer (CEO) and are the same presented to the Board of Directors.

In the procedure of developing the information for the financial forecasts, premises and assumptions have been included that any other market participant in similar conditions would consider.

Local synergies have not been taken into consideration that any other market participant would not have taken to prepare similar forecasted financial information.

The premises used to develop the financial forecasts were validated by the Company’s CEO and the Chief Financial Officer for each of the cash generating units, taking into consideration the following:

•	Current subscribers and expected growth.

•	Type of subscribers (prepaid, postpaid and fixed line)

•	Market situation and penetration expectations

•	New products and services

•	Economic situation of each country

•	Investments in maintenance of the current assets

•	Investments in technology for expanding the current assets

•	Market consolidation and synergies

The foregoing forecasts could differ from the results obtained through time; however, AMX has prepared its estimates based on the current situation of each of the cash generating units.

To determine the discount rate, AMX uses the weighted-average cost of capital (WACC) which was determined for each of the cash generating units in real terms and is described in following paragraphs.

The estimated discount rates to perform the IAS 36 impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that were similar to those in AMX.

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

Impairment of financial assets

The Company assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

At initial recognition AMX did not designate any financial liabilities as fair value liabilities with changes in the income statement.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate (“EIR”) amortization process.

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

q) Employee benefits

The Company has defined benefit pension plans in place in its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México and Embratel. Embratel also has medical plans and defined contribution plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations through actuarial computations using the projected unit credit method.

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

The Company recognizes the cost for pension benefits, seniority premiums and termination benefits on an annual basis based on independent actuarial computations applying the projected unit-credit method, using financial assumptions net of inflation. The latest actuarial computation was prepared as of December 31, 2012.

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

For the actuarial losses or gains determined in the actuarial computations, the Company uses the corridor approach. This approach consists of deferring the recognition of the actuarial losses or gains and amortizing them over the estimated average remaining working lifetime of employees of the respective subsidiary, which range between 11 and 20 years.

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

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2011 and 2012, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

t) Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

u) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2010, 2011 and 2012, advertising expenses were Ps.14,619,745, Ps.17,867,455 and Ps.22,652,826, respectively.

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

Sensitivity analysis

a) Exchange rate fluctuations

Should the Company’s debt at December 31, 2012 of Ps.417,670,088 suffer a 10% increase in exchange rates, the debt would increase by Ps.33,089,518 (resulting in total debt of Ps.450,759,606), while the Company’s net interest expense would increase by Ps.1,635,843 as a consequence of the base for interest being higher in Mexican pesos.

b) Interest rates

In the event that the Company’s agreed-upon interest rates at December 31, 2012 increased by 100 basis points, the increase in net interest expense would be Ps.4,222,085.

The Company depends on several key suppliers and sellers. During the years ended December 31, 2010, 2011 and 2012, approximately 67%, 58% and 55%, respectively, of the total cost of the cellular equipment of América Móvil represent purchases made from three suppliers, and approximately 45%, 29% and 20%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

x) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and, if necessary, foreign currency forwards to offset the short-term risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate, on notional amounts denominated mainly in Mexican pesos, U.S. dollars, Japanese yen, Swiss francs and Euros. At December 31, 2010, 2011 and 2012, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

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

Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. For the years ended December 31, 2010, 2011 and 2012, there were no gains or losses due to changes in the accounting treatment of hedges.

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

y) Presentation of statement of comprehensive income

The costs and expenses shown in América Móvil’s statement of comprehensive income are presented in combined manner (based on both their function and nature), which allows a better understanding of the components of the Company’s operating income. This classification allows for a comparison to the telecommunications industry.

The Company’s presents operating income in its statement of comprehensive income, since it is a key indicator of the Company’s performance. Operating income includes operating revenues, operating costs and expenses.

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

z.1) Convenience translation

At December 31, 2012, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2012 at an exchange rate of Ps.13.0101 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2012 or any other exchange rate.

3. Standards issued but not yet effective and annual improvements

IAS 19, Employee Benefits (Amendment)

On June 16, 2012, the IASB published modifications to IAS 19, Employee Benefits, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition or past service costs. The changes also eliminate the deferral of actuarial gains/losses, and require that they be recorded directly within other comprehensive income in each reporting period. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurement of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period. The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company is estimating that the retrospective application of this standard will result in a charge to the December 31, 2012 equity of Ps.56,943 million, primarily related to unamortized actuarial losses, net of deferred taxes.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the adoption of this new standard.

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

New disclosures are also required. This standard is effective for annual periods beginning on or after January 1st 2013.

The Company is currently evaluating the impact of the adoption of this new standard.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the adoption of this new standard.

4. Cash and Cash Equivalents

	At December 31,
	2011		2012
Cash in banks	Ps.	26,025,040	Ps.	17,225,343
Short-term deposits		33,098,956		28,261,857

	Ps.	59,123,996	Ps.	45,487,200

5. Accounts Receivable, net

a) An analysis of accounts receivable at December 31, 2011 and 2012 is as follows:

	At December31,
	2011		2012
Subscribers and distributors	Ps.	92,744,737	Ps.	96,136,373
Mobile phone carriers for network interconnection and other services including “el que llama paga” (calling party pays)		12,513,251		6,780,334
Recoverable taxes		33,305,174		26,102,082
Sundry debtors		9,769,013		13,625,309

		148,332,175		142,644,098
Less: Allowance for bad debts due from customers, distributors and mobile phone carriers		(23,358,822)		(22,438,144)

Net	Ps.	124,973,353	Ps.	120,205,954

b) Changes in the allowance for doubtful accounts during the years ended December 31, 2010, 2011 and 2012 were as follows:

	For the years ended December31,
	2010		2011		2012
Balance at beginning of period	Ps.	(16,516,604)	Ps.	(19,002,607)	Ps	(23,358,822)
Increases recorded in expenses		(8,777,914)		(12,111,915)		(12,009,580)
Charges against the allowance		5,903,396		8,252,701		10,534,631
Translation effect		388,515		(497,001)		2,395,627

Balance at end of period	Ps.	(19,002,607)	Ps.	(23,358,822)	Ps	(22,438,144)

c) The following table shows a breakdown of accounts receivable based on their age at December 31, 2011 and 2012, for subscribers and distributors:

	Total	Unbilled services provided about to come due	1-30 days	30-60 days	61-90 days	Greater than 90 days
December 31, 2011	Ps.92,744,737	Ps.50,330,552	Ps.16,468,777	Ps.3,655,367	Ps.2,011,698	Ps.20,278,343
December 31, 2012	Ps.96,136,373	Ps.50,031,727	Ps.18,419,119	Ps.3,473,650	Ps.2,223,077	Ps.21,988,800

6. Inventories, net

An analysis of inventories at December 31, 2011 and 2012 is as follows:

	2011		2012
Mobile phones, accessories, cards and other materials	Ps.	36,479,153	Ps.	30,976,789
Less: Reserve for obsolete and slow-moving inventories		(2,337,836)		(2,278,969)

Total	Ps.	34,141,317	Ps.	28,697,820

7. Other assets, net

a) An analysis of other assets at December 31, 2011 and 2012 is as follows:

	2011		2012
Current portion:
Advances to suppliers (including advertising, insurance and maintenance)	Ps.	10,515,154	Ps.	10,855,588
Other		331,595		415,875

	Ps.	10,846,749	Ps.	11,271,463

Non-current portion:
Recoverable taxes	Ps.	4,755,091	Ps.	3,305,273
Advance payments for the use of fiber optics		1,472,364		1,307,791
Prepaid expenses		8,828,966		11,116,090

Total	Ps.	15,056,421	Ps.	15,729,154

For the years ended December 31, 2010, 2011 and 2012, the amortization expense for other assets was Ps.314,652, Ps.398,383 and Ps.244,538, respectively.

8. Property, Plant and Equipment, net

An analysis of property, plant and equipment at December 31, 2011 and 2012 is as follows:

	2011		2012
Plant and equipment	Ps.	412,001,302	Ps.	467,496,768
Land and buildings		55,250,523		52,538,431
Other assets		65,455,040		67,966,573

		532,706,865		588,001,772
Less: Accumulated depreciation		(135,463,376)		(149,560,172)

Net		397,243,489		438,441,600
Construction in process and advances to equipment suppliers		50,848,277		45,967,567
Inventory for operation of the plant		17,995,007		16,025,105

Total	Ps.	466,086,773	Ps.	500,434,272

a) An analysis of property, plant and equipment, net at December 31, 2010, 2011 and 2012 is as follows:

Cost	Plant and equipment		Land and buildings		Other assets		Construction in process and advances to plant suppliers		Inventories for operation of the plant		Total
At January 1, 2010	Ps.	346,777,412	Ps.	43,018,123	Ps.	52,666,762	Ps.	34,678,740	Ps.	8,544,942	Ps.	485,685,979
Additions		69,658,347		5,563,225		17,013,627		49,295,626		16,090,226		157,621,051
Retirements and transfers		(70,803,070)		(3,994,709)		(15,292,206)		(41,672,926)		(12,408,095)		(144,171,006)
Effect of translation		(8,708,865)		(398,821)		(3,075,390)		(1,219,109)		(200,908)		(13,603,093)

At December 31, 2010	Ps.	336,923,824	Ps.	44,187,818	Ps.	51,312,793	Ps.	41,082,331	Ps.	12,026,165	Ps.	485,532,931

Additions		72,736,548		9,680,678		13,492,397		38,419,430		18,904,313		153,233,366
Retirements and transfers		(16,186,099)		(350,418)		(2,262,172)		(30,439,838)		(13,311,357)		(62,549,884)
Effect of translation		18,527,029		1,732,445		2,912,022		1,786,354		375,886		25,333,736

At December 31, 2011	Ps.	412,001,302	Ps.	55,250,523	Ps.	65,455,040	Ps.	50,848,277	Ps.	17,995,007	Ps.	601,550,149

Additions		104,483,020		2,434,107		9,923,836		19,735,005		11,603,283		148,179,251
Retirements and transfers		(25,693,072)		(1,219,353)		(5,413,649)		(21,177,560)		(12,647,522)		(66,151,156)
NET acquisition		33,098,556		255,018				128,643				33,482,217
Effect of translation		(56,393,038)		(4,181,864)		(1,977,322)		(3,588,130)		(925,663)		(67,066,017)

At December 31, 2012	Ps.	467,496,768	Ps.	52,538,431	Ps.	67,987,905	Ps.	45,946,235	Ps.	16,025,105	Ps.	649,994,444

Cost	Plant and equipment		Land and buildings		Other assets		Construction in process and advances to plant suppliers		Inventories for operation of the plant		Total
Depreciation and impairment
At January 1, 2010	Ps.	56,241,771	Ps.	1,403,482	Ps.	9,330,713			Ps.	(22,619)	Ps.	66,953,347
Depreciation of the year		63,414,234		$2,933,314		13,913,627				33,515		80,294,690
Retirements and transfers		(55,238,068)		(3,809,266)		(8,930,180)				(22,509)		(68,000,023)
Effect of translation		(5,592,649)		(350,241)		413,696				(6,276)		(5,535,470)

At December 31, 2010	Ps.	58,825,288	Ps.	177,289	Ps.	14,727,856			Ps.	(17,889)	Ps.	73,712,544
Depreciation of the year		68,660,250		1,396,102		12,581,222				4,626		82,642,200
Retirements and transfers		(30,664,840)		(53,910)		(3,211,913)				(7,988)		(33,938,651)
Effect of translation		11,130,430		318,881		1,590,024				7,948		13,047,283

At December 31, 2011	Ps.	107,951,128	Ps.	1,838,362	Ps.	25,687,189			Ps.	(13,303)	Ps.	135,463,376

Depreciation of the year		83,905,974		1,097,460		7,282,983				(18,142)		92,268,275
Retirements and transfers		(22,753,727)		(306,881)		(6,297,626)				(24,451)		(29,382,685)
Effect of translation		(43,392,735)		(1,641,993)		(3,740,236)				(13,830)		(48,788,794)

At December 31, 2012	Ps.	125,710,640	Ps.	986,948	Ps.	22,932,310			Ps.	(69,726)	Ps.	149,560,172

Book value
At December 31, 2010	Ps.	278,098,536	Ps.	44,010,529	Ps.	36,584,937	Ps.	41,082,331	Ps.	12,044,054	Ps.	411,820,387

At December 31, 2011	Ps.	304,050,174	Ps.	53,412,161	Ps.	39,767,851	Ps.	50,848,277	Ps.	18,008,310	Ps.	466,086,773

At December 31, 2012	Ps.	341,786,128	Ps.	51,551,483	Ps.	45,034,263	Ps.	45,967,567	Ps.	16,094,831	Ps.	500,434,272

b) At December 31, 2011 and 2012, property, plant and equipment include the following assets under capital leases:

	2011		2012
Assets under capital leases	Ps.	946,583	Ps.	848,622
Accumulated depreciation		(559,696)		(409,105)

	Ps.	386,887	Ps.	439,517

c) In view of the major advances and changes in telecommunications equipment technology, the Company periodically reevaluates the estimated useful lives of its plant and adjusts the remaining useful lives. In 2010, the Company increased the depreciation rates of its assets that use certain fixed telephony technologies, mainly in Brazil, Colombia, Paraguay and Guatemala. These changes in estimates were made to better reflect technological advances in telecommunications equipment in the Company’s accounting. The increase in depreciation rates gave rise to an increase in depreciation expense for the years ended December 31, 2010 and 2011 of Ps.4,461,748 and Ps.6,291,113.

d) At December 31, 2012, Embratel has real property and other equipment delivered in guarantee of legal proceedings in the amount of Ps.3,518,426 (Ps.2,609,023 in 2011).

e) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	At December 31,
	2010		2011		2012
Amount invested in the acquisition of qualifying assets	Ps.	41,976,901	Ps.	51,240,658	Ps.	52,849,800
Capitalized interest		2,540,837		3,845,609		3,152,811
Capitalization rate		6.1%		7.5%		6.0%

Capitalized interest is being amortized over a period of 7 years, which is the estimated useful life of the plant.

f) In January 2012, Star One entered into an agreement denominated in U.S. dollars with a manufacturer for the construction and launching of the Star One C-4 satellite. The cost of the project is estimated to be approximately Ps.3,772,929 (US$290 million). At December 31, 2012, the amount of construction in process associated with this project amounts to Ps.1,386,755.

9. Intangible and Other Assets

a) An analysis of intangible and other assets at December 31, 2010, 2011 and 2012 is as follows:

	At December 31, 2010
	Balance at beginning of year		Acquisitions		Disposals		Amortization of the year	Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	105,049,621	Ps.	4,705,397	Ps.	(404,911)				Ps.	109,350,107
Effect of translation		6,099,366						Ps.	(1,385,222)		4,714,144
Accumulated amortization		(60,617,305)				248,054	Ps.(9,174,142)				(69,543,393)

Net		50,531,682		4,705,397		(156,857)	(9,174,142)		(1,385,222)		44,520,858

Trademarks		12,164,862		81,612							12,246,474
Effect of translation		287,104							203,952		491,056
Accumulated amortization		(6,917,810)					(1,287,843)				(8,205,653)

Net		5,534,156		81,612			(1,287,843)		203,952		4,531,877

Goodwill		64,706,795									64,706,795
Effect of translation		4,489,371							1,722,801		6,212,172

Net	Ps.	69,196,166						Ps.	1,722,801	Ps.	70,918,967

	At December 31, 2011
	Balance at beginning of year		Acquisitions		Disposals		Amortization of the year	Effect of Translation Of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	109,350,107	Ps.	2,628,249		Ps.(281,397)				Ps.	111,696,959
Effect of translation		4,714,144							Ps.1,231,521		5,945,665
Accumulated amortization		(69,543,393)				163,060	Ps.(9,731,392)				(79,111,725)

Net		44,520,858		2,628,249		(118,337)	(9,731,392)		1,231,521		38,530,899

Trademarks		12,246,474									12,246,474
Effect of translation		491,056							(299,963)		191,093
Accumulated amortization		(8,205,653)					(1,225,060)				(9,430,713)

Net		4,531,877					(1,225,060)		(299,963)		3,006,854

Goodwill		64,706,795		159,797		(152,285)					64,714,307
Effect of translation		6,212,172							2,111,954		8,324,126

Net	Ps.	70,918,967	Ps.	159,797	Ps.	(152,285)		Ps.	2,111,954	Ps.	73,038,433

	At December 31, 2012
	Balance at beginning of year		Acquisitions		Disposals		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	111,696,959	Ps.	20,245,162							Ps.	131,942,121
Effect of translation		5,945,665							Ps.	(5,241,587)		704,078
Accumulated amortization		(79,111,725)					Ps.	(9,482,044)				(88,593,769)

Net		38,530,899		20,245,162				(9,482,044)		(5,241,587)		44,052,430

Trademarks		12,246,474										12,246,474
Effect of translation		191,093								(273,659)		(82,566)
Accumulated amortization		(9,430,713)						(1,589,880)				(11,020,593)

Net		3,006,854						(1,589,880)		(273,659)		1,143,315

Goodwill		64,714,307		31,347,978	Ps.	(278,756)						95,783,529
Effect of translation		8,324,126								(4,401,796)		3,922,330

Net	Ps.	73,038,433	Ps.	31,347,978	Ps.	(278,756)			Ps.	(4,401,796)	Ps.	99,705,859

b) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2010, 2011 and 2012:

2010 Acquisitions

i) In March 2010, Telcel obtained an extension on the concessions over its 9 regions to install, operate and exploit a public telecommunications network in the allocated frequencies of 835-84/880-890 Mhz, for which it paid Ps.74,843.

ii) In August 2010, Telcel obtained concessions for its 9 operating regions to use, operate and exploit 10 Mhz frequency bandwidth of radio frequency spectrum for specific purposes in Mexico (Bid 21). These concessions are for periods of up to 20 years as of their issuance date for which the Company paid Ps.3,793,865.

Both concessions have been amortized starting the month after they were issued, using the straight line method based over their respective useful lives.

2011 Acquisitions

i) During the first quarter of 2011, the Company won a public bid to provide mobile telecommunications services on a nationwide level in Costa Rica. The concession obtained by its subsidiary grants the Company the right to use and exploit the 70Mhz frequency range for a term of 15 years. The upfront amount paid was Ps.926 million and no further payments need to be made.

ii) As a consequence of the acquisition of Digicel Group described in Note 10, AMX recognized a license for an amount of Ps.1,149,119 (U.S.$82.1 million approximately).

2012 Acquisitions

i). In January 2012, Telmex Colombia acquired a new TV license for a period of 8 years, expiring in 2020. The amount paid was Ps.253,927.

ii) Upon consolidation of Net Serviços, the Company recognized a license for an amount of Ps. 12,414,914. Given recent changes in the telecommunications law, licenses in Brazil can be renewed indefinitely at nominal cost. Thus, the value assigned to these licenses in NET purchase accounting is not amortized.

iii) In September 2012, Claro Brazil renewed certain contracts related with its licenses of radio frequency of 450 MHz, and such licenses cover the following states of Brazil Acre, Rondonia, Tacantins, Bahia, Paraná, Santa Catarina, Rio de Janeiro, Espíritu Santo, Sao Paulo, Amazonas, Maranha, Roraima, Amapá and Pará. Such licenses expire in October 2027.

Also Claro Brazil acquired licenses related with the 4G (fourth generation) services, or Broad band of 2,500 MHz to provide 4G services in Brazilian territory, except for the Brazilian state of Amazonas. Such licenses expire between June 2014 and October 2027.

Additionally, there were renewals of the licenses of 850 MHz which expired during 2012 and 2013. These renewals expire in October, 2027.

The amount paid for these renewals was Ps. 5,710,116.

c) Amortization of licenses, rights of use and trademarks for the years ended December 31, 2010, 2011 and 2012 amounted to Ps.10,461,985, Ps.10,956,452, and Ps.11,071,924, respectively.

10. Investments in Subsidiaries and Associates

a) An analysis of this caption is as follows

	At December 31,
	2011		2012
Investments in:
Net Serviços de Comunicação, S.A. (“NET”)	Ps.	53,055,002		—
KoninKlijke KPN N.V. (“KPN”)			Ps.	55,007,474
Telekom Austria AG (“Telekom Austria”)				16,752,724
Other investments		1,163,021		1,356,087

Total	Ps	54,218,023	Ps.	73,116,285

b) The following is a summary of changes in the investment in the Company’s associates during the years ended December 31, 2010, 2011 and 2012:

	Balance at December 31, 2009	Equity interest acquired	Equity interest in net income of associate	Effect of translation	Balance at December 31, 2010

NET	Ps. 16,567,698	Ps. 31,524,315	Ps. 1,432,726	Ps. 150,641	Ps. 49,675,380

	Balance at December 31, 2010	Equity interest acquired	Equity interest in net income of associate	Effect of translation	Balance at December 31, 2011

NET	Ps. 49,675,380	Ps. 1,185,359	Ps. 1,856,331	Ps. 337,932	Ps. 53,055,002

	Balance at December 31, 2011	Equity interest acquired (de-recognized)	Equity interest in net income of associate	Effect of translation	Balance at December 31, 2012

NET	Ps.53,055,002	Ps.(53,055,002)	—	—	—

KPN	—	Ps. 55,081,964	Ps. 408,179	Ps.(482,669)	Ps.55,007,474

Telekom Austria	—	Ps. 16,363,888	Ps. 380,334	Ps. 8,502	Ps.16,752,724

c) The following is a description of the major acquisitions during the years ended December 31, 2010, 2011 and 2012:

Acquisitions 2010

Net Serviços de Comunicação, S.A. (NET)

The Company accounted for its holdings in NET using the equity method of accounting in both 2010 and 2011 given that it did not exercise voting control over NET. During 2012, given a change in the Brazilian telecommunications laws, the Company was able to exercise an option whereby it obtained control and began consolidating NET in 2012.

In October 2010, AMX’s subsidiary, Embratel, purchased 155,415,666 preferred shares, no par value, of NET through a public offer for R$ 3,575 million (Ps.26,216 million at the exchange rate of the end of October 2010). In November 2010, Embratel purchased 3,988,819 preferred shares without voting rights for R$93 million (Ps.677 million at the exchange rate of the end of November 2010). Additionally, in December 2010, Embratel purchased 27,143,246 preferred shares, without voting rights for R$625 million (Ps.4,632 million at the exchange rate of the end of December 2010). At December 31, 2010, AMX through Embrapar and Embratel had a shareholding (direct and indirect) of 84.8% in NET.

The following tables show condensed consolidated financial information of NET for the year ended December 31, 2010:

Net Serviços de Comunicação, S.A.

Condensed Consolidated Statements of Income

(Thousand of Mexican pesos)

Year ended December 31, 2010
Operating revenues, net	Ps. 36,051,290
Operating costs and expenses	31,510,857

Operating income	4,540,433

Net profit	Ps. 2,559,185

Acquisitions 2011

a) NET

As described above, in 2010 AMX’s subsidiary, Embratel, purchased 155,415,666 preferred shares, no par value, of NET through a public offer. A sufficient number of preferred shares were tendered into the offer to give rise to a shareholder put right at the offer price adjusted for inflation through settlement of the put. The period for exercising the shareholder put right expired on January 13, 2011. A total of 49,847,863 preferred shares, equivalent to 21.81% of outstanding preferred shares as of October 13, 2010, were tendered during the shareholder put right period, bringing the final number of preferred shares tendered into the offer to 193,701,299. The total purchase price of all preferred shares acquired pursuant to the tender offer was approximately R$ 4.3 billion (Ps. 31,525 million at the exchange rate as of January 13, 2011) paid in cash.

At December 31, 2011, AMX through Embrapar and Embratel had a shareholding (direct and indirect) of 87.5% in NET.

The following tables show condensed consolidated financial information of NET as of and for the year ended December 31, 2011:

Net Serviços de Comunicação, S.A.

Condensed Consolidated Statements of Financial Position

(Thousand of Mexican pesos)

As of December 31,
2011
Assets
Current assets	Ps.12,150,510
Non current assets	63,961,551

Total of assets	Ps.76,112,061

Liabilities and equity
Current liabilities	Ps.12,968,905
Non current liabilities	25,857,182

Total of liabilities	38,826,087
Total of equity	37,285,974

Total of liabilities and equity	Ps.76,112,061

Condensed Consolidated Statements of Income

Year ended December 31, 2011
Operating revenues, net	Ps.45,631,540
Operating costs and expenses	41,117,974

Operating income	4,513,566

Net profit	Ps. 2,005,330

b) Other acquisition in 2011

Star One S.A.

In July 2011, Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of Ps.2,716 million (US$ 235 million). Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One, so that Embratel now owns all of the shares.

Digicel Group Limited

In November 2011, América Móvil acquired 100% of Digicel Group Limited and its affiliates’ (“Digicel”) operations in Honduras and sold its operations in Jamaica to Digicel. The net amount paid was Ps.4,733,385.

Acquisitions 2012

a) Acquisition of Control over NET

On January 26, 2012, the National Telecommunications Agency of Brazil, expressed its consent to the transfer of control of NET. This authorization then allowed Embrapar to exercise a call option on the shares held by GB Empreendimentos e Participaçoes SA (GB), a company that previously controlled NET, which until that time was controlled by Globo Cominicação e Particpaçoes S.A. (Globo). Once this option was exercised, Embrapar and its subsidiary Embratel would have voting control of NET. The ability to exercise the option resulted in the Company effectively controlling NET.

On March 5, 2012 Embrapar exercised the option and purchased ordinary shares of GB. The acquired shares represented 5.5% of the ordinary shares. As a result of this acquisition, Embrapar reached 54.54% in the voting capital of GB. As a result of this transaction, America Movil held an equity interest (directly and indirectly) in NET of 88.0%. Embrapar held an equity interest (directly and indirectly) in NET of 95.23%.

As a result of AMX obtaining control of NET, the Company recognized the acquisition as a business combination in accordance with IFRS 3 based on the fair value of NET’s assets acquired, liabilities assumed and the non-controlling interest. Accordingly, the Company derecognized its equity method investment in NET. The difference between its carrying value and the fair value of the non-controlling interest at the acquisition date was not material. The fair value of the assets acquired and liabilities assumed was consolidated into the Company’s statement of financial position, and NET’s operating results were consolidated in the statement of comprehensive income beginning January 1, 2012.

The acquisition cost of NET consists of the fair value of the equity method investment previously held, plus the amount of cash required to exercise the option to control NET, as shown in the table below.

The estimated fair value of the net assets acquired is as follows:

Current assets	Ps.10,332,298
Plant and equipment	33,482,219
Intangibles	19,287,138
Others non currents assets	2,821,826

Total of assets acquired	65,923,481

Liabilities and account payable short-term	16,062,621
Liabilities and account payable short-term	6,998,214
Long term debt	16,165,150

Total of liabilities assumed	39,225,985

Fair value of net assets identified	26,697,496
Fair value of non controlling interest	(3,798,181)
Goodwill recognized on acquisition	30,601,656
Payment to obtain controlling interest of NET	(47,951)

Fair value of investment in NET de-recognized at the acquisition date	Ps.53,453,020

The amounts of revenue and net profit of NET recorded in the Company’s 2012 consolidated financial statements since the January 1, 2012 date of consolidation were Ps. 52,722,225 and Ps. 2,661,622, respectively.

a) KoninKlijke KPN N.V. (“KPN”).

On May 29, 2012, AMOV Europa B.V. (“AMOV”), a wholly-owned subsidiary of AMX, commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in The Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of the Company’s investment in KPN is approximately €3,047 million (Ps.52.2 billion).

The following table shows condensed consolidated financial information of KPN:

KoninKlijke KPN N.V.

Condensed Consolidated Statements of Financial Position

(Thousand of Mexican pesos)

	As of December 31, 2012
Assets
Current assets	Ps.	53,250,283
Non current assets		331,997,809

Total of assets	Ps.	385,248,092

Liabilities and equity
Current liabilities	Ps.	100,656,441
Non current liabilities		242,291,506

Total of liabilities		342,946,947
Total of equity		42,301,145

Total of liabilities and equity	Ps.	385,248,092

The Company’s equity method purchase price allocation is preliminary in nature, in that its final determination of the fair value of non-monetary assets has yet to be completed. The Company is currently in the process of making the necessary assessments in order to determine the specific fair value of the underlying net assets acquired in its investment in KPN.

At December 31, 2012, the Company holds 29.77% of the outstanding shares of KPN.

As discussed in Note 2 b) ii), the Company’s policy is to evaluate at each reporting date, whether there is any objective evidence that an investment in associate is impaired. If there is a potential impairment, the Company calculates the amount of impairment loss as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in its share of profit or loss of the associate in the statement of comprehensive income.

The Company owns 422,559,000 shares of KPN, with a carrying value of Ps. 55.0 billion as of December 31, 2012. KPN’s shares are traded on the Amsterdam Stock Exchange, and the closing price for such shares was €3.53 per share at December 31, 2012, equating to a Level 1 fair value of the Company’s investment in KPN of Ps. 22.6 billion at December 31, 2012 exchange rates. As of December 31, 2012, the carrying value of the investment in KPN was Ps. 28.0 billion in excess of its Level 1 fair value. The Level 1 fair value of KPN was Ps.19.0 billion as of April 18, 2013. Under IAS 39, either a significant or a prolonged decline of the Level 1 fair value of an equity security below its carrying value is objective evidence of impairment. Impairment is then recognized as the difference between the carrying value of the equity investment and the greater of its Level 1 fair value and the underlying equity investment’s value in use.

The Company has performed a value-in-use computation for its equity method investment in KPN as of December 31, 2012. The value-in-use computation was based in-part on KPN’s actual financial results for 2012 and financial projections for the years 2013 to 2015. Beyond the three-year period of the KPN projections, free-cash flow was projected by the Company at 2.5% (nominal) to perpetuity. The Company applied a discount rate of 7.6% (nominal) to the projected free cash flows of KPN, which is the estimated weighted average cost of capital. Based on the computation performed, a value in use of the Company’s 29.7% ownership interest of Ps.55.9 billion was estimated as of December 31, 2012, thus no impairment charge was required in the Company’s 2012 consolidated financial statements.

b) Telekom Austria AG (“Telekom Austria”)

On June 15, 2012, the Company agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, the Company acquired 5% of the outstanding shares of Telekom Austria, and the right to acquire additional shares. On September 25, 2012, the Company exercised this right and acquired approximately 16% of the outstanding shares of Telekom Austria, after receiving the required regulatory approvals. As of September 30, 2012, the Company held 22.76% of the outstanding shares of Telekom Austria. The total aggregate costs of the Company’s investment in Telekom Austria is approximately €954 million (Ps.16.4 billion). Telekom Austria provides telecommunications services in Austria, Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

The Company’s equity method purchase price allocation is preliminary in nature, in that its final determination of the fair value of non-monetary assets has yet to be completed. The Company is currently in the process of making the necessary assessments in order to determine the specific fair value of the underlying net assets acquired in its investment in Telekom Austria.

The Company owns 104,875,874 shares of Telekom Austria, with a carrying value of Ps. 16.8 billion as of December 31, 2012, which equates to a carrying value of Ps. 159.4 per share. Telekom Austria shares are traded on the Vienna Stock Exchange; however, the Company purchased its investment in Telekom Austria’s through a private transaction enabling the Company to obtain the size of the holdings it desired. The Company purchased 21,977,284 shares in June 2012 at Ps. 147.07 per share, which is the same as the trading price per share on the day of that transaction. The Company then purchased its remaining shares in September 2012 at Ps. 160.63 per share, in comparison to a trading price of Ps. 125.28 per share on the day of closing. The Level 1 fair value of the Company’s investment in Telekom Austria is Ps. 10.4 billion as of December 31, 2012, which is Ps. 6.4 billion less than its carrying value. However, the Level 1 trading price of Telekom Austria is relatively consistent with the trading price at the date that the Company exercised its option to obtain significant influence in September 2012. While the computation of the value-in-use of the Company’s investment in Telecom Austria is ongoing, the Company believes that it will recover the carrying value of such investment through its future value-in-use.

c) Other acquisitions 2012

DLA, Inc. (“DLA”)

On January 6, 2012, América Móvil entered into an agreement with Claxson Interactive Group, Inc. , and acquired as of such date 100% of the shares representing the capital stock of DLA, Inc. (“DLA”). The amount paid was Ps.615,927 (US$ 50 million). DLA is a corporation involved in the development, integration and delivery of entertainment products made for digital distribution in Latin America.

Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the operations of Simple Mobile Inc. for approximately US$ 118.0 million (Ps.1,651.7 million). Simple Mobile, Inc. is a mobile virtual network operators (MVNOs) in the United States, with more than 2.5 million customer activations.

d) On September 2012, the Company acquired an equity interest in other Mexican entities for an amount of Ps.379,564.

11. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates for the servicing of its debt, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the loans. No collateral is given as security in connection with these transactions. The weighted-average interest rate of the total debt is 4.2%.

An analysis of the derivative financial instruments contracted by the Company at December 31, 2011 and 2012 is as follows:

	At December 31,
	2011				2012
Instrument	Notional amount in millions		Fair value in millions		Notional amount in millions		Fair value in millions
Swaps Dollar-Peso	US	2,801	Ps.	8,182	US$	1,050		$307
Swaps Euro-Peso		€306		454		€263		63
Swaps Euro-Dollar						€950		79
Swaps Yen-Dollar		¥6,900		6
Swaps Pound-Dollar						£650		2,331
Forwards Dollar-Peso	US$	3,408		1,133
Forwards Pound-Peso		25		17
Forwards Euro-Dollar		90		2

Total Assets			Ps.	9,794			Ps.	2,780

Interest rate swaps in Pesos	Ps.	9,400	Ps.	(851)		Ps. 23,640		$(2,495)
Forwards Reales-Dollar		50		(22)		39		(26)
Forwards Dollar-Peso					US$	10,538		(1,827)
Swaps Euro-Dollar		€955		(456)
Swaps Yen-Dollar						¥12,000		(252)
Swaps CHF-Euro						270		(76)
Swaps CHF-Dollar		230		(63)		230		(4)
Interest rate swaps in Pesos		$12,840		(1,497)
Swaps Yen-Dollar						1,000		(10)
Swaps GBP-Euro						£1,220		(335)

Total liability			Ps.	(2,889)				$(5,025)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2010, 2011 and 2012 amounted to a (loss) gain of Ps.(9,141,976), Ps.10,889,940 and Ps.(5,346,179), respectively, and such amounts are included in the statement of comprehensive income as part of the caption “Valuation of derivatives and other financial items, net”.

12. Employee Benefits

a) An analysis of the net liability for employee benefits is as follows:

	At December 31,
	2011		2012
Mexico	Ps.	113,861	Ps.	114,605
Ecuador		73,351		73,216
Brazil		1,913,544		2,495,027
Puerto Rico		11,214,980		9,652,859

Total	Ps.	13,315,736	Ps.	12,335,707

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

The following tables show the net benefit cost and liabilities for labor obligations related to the funds and costs associated with these pension and post-retirement plans at December 31, 2011 and 2012:

	At December 31,
	2011				2012
	Pensions and sum of benefits		Pensions and sum of benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	18,764,099	Ps.	9,276,354	Ps.	22,406,396	Ps.	10,564,264
Service cost		257,771		99,977		196,551		84,986
Financing cost on projected benefit obligation cost		1,104,092		527,196		989,029		374,837
Actuarial loss		1,637,459		677,230		3,327,101		296,506
Other amendments to plans		(122,671)		130,009		3,121		124,178
Payments from trust fund		—		(899,653)				(2,902,053)
Benefits paid		(1,714,500)		(472,949)		(1,490,571)		(448,128)
Effect of translation		2,480,146		1,226,100		(1,570,017)		(740,246)

Projected benefit obligation at end of year	Ps.	22,406,396	Ps.	10,564,264	Ps.	23,861,610	Ps.	7,354,344

Projected benefit obligation total (PBO)			Ps.	32,970,660			Ps.	31,215,954

Accumulated benefit obligation (ABO)			Ps.	24,210,778			Ps.	24,640,044

Changes in plan assets:
Established fund at beginning of year	Ps.	12,786,011	Ps.	—	Ps.	14,283,661
Actual return on plan assets		1,039,071		—		931,650
Employee contributions		1,205,972		472,949		1,320,525	Ps.	448,128
Benefits paid		(1,704,248)		(472,949)		(1,480,884)		(448,128)
Actuarial loss (gain)		(733,138)		—		(221,591)
Effect of translation		1,689,993		—		(1,000,849)

Established fund at end of year	Ps.	14,283,661	Ps.	—		Ps. 13,832,512	Ps.	—

Plan asset shortfall	Ps.	(8,122,735)	Ps.	(10,564,264)	Ps.	(10,029,098)	Ps.	(7,354,344)
Unrecognized actuarial loss, net		7,544,116		1,731,239		10,081,741		1,790,740
Past services and changes in plans		(590,412)		(1,212,924)		(488,442)		(3,653,456)

Total liabilities, net	Ps.	(1,169,031)	Ps.	(10,045,949)	Ps.	(435,799)	Ps.	(9,217,060)

Net period cost

An analysis of the net period cost for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010				2011				2012
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Service cost	Ps.	232,830	Ps.	72,746	Ps.	257,771	Ps.	99,977	Ps.	196,551	Ps.	84,986
Financing cost on projected benefit obligation		989,746		475,600		1,104,092		527,196		989,029		374,837
Actual return on plan assets		(954,922)				(1,039,071)				(931,651)
Effect of adjustments						50,365				27,940
Net actuarial loss		99,475		11,504		332,445		65,290		454,516		115,698
Past services and changes in plans		(54,893)		(61,607)		(62,148)		(179,591)		(57,479)		(376,532)

	Ps.	312,236	Ps.	498,243	Ps.	643,454	Ps.	512,872	Ps.	678,906	Ps.	198,989

Actuarial assumptions

The average rates used in determining the net period cost for 2011 and 2012 were as follows:

	2011	2012
Discount rate	5.30%	4.50%
Long-term rate of return	7.25%	7.25%
Rate of future salary increases	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2011	2012
Percentage of increase in health care costs for the coming year	6.50%	6.50%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	2011	2012
Percentage of increase in health care costs for the following year	6.70%	5.90%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2027

The projected return on plan assets is as follows:

	2011	2012
Equity instruments	11.8%	7.50%
Debt instruments	9.60%	9.20%
Cash and cash equivalents	0.1%	0.1%

Plan assets

The percentages invested in plan assets are as follows:

	Post-retirement benefits
	2011	2012
Equity instruments	14.96%	17.41%
Debt instruments	48.56%	60.59%
Cash and cash equivalents	36.48%	22.00%

	100.00%	100.00%

c) Brazil (Embratel)

Embratel has a defined benefit pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) granted to participants in the DBP. The liabilities recognized at December 31, 2011 and 2012 under such plans are as follows:

	At December 31,
	2011		2011
DBP and MAP	Ps.	1,552,335	Ps.	2,222,145
DCP		361,209		272,882

Total liabilities, net	Ps.	1,913,544	Ps.	2,495,027

Pension plan

An analysis of obligations under the DBP and MAP at December 31, 2011 and 2012, as well as the changes in such plans during the years ended December 31, 2011 and 2012, is as follows:

	At December 31,
	2011		2012
Projected benefit obligation at beginning of year	Ps.	14,796,418	Ps.	14,998,684
Service cost		82		(70)
Financing cost on projected benefit obligation		1,540,995		1,367,191
Actuarial loss (gain)		(290,429)		3,795,899
Payments from trust fund		(1,132,232)		(1,135,167)
Effect of translation		83,850		(2,195,572)

Projected benefit obligation at end of year	Ps.	14,998,684	Ps.	16,830,965

Changes in plan assets:
Established fund at beginning of year	Ps.	15,606,426	Ps.	16,827,353
Actual return on plan assets		1,714,096		1,595,890
Actuarial gain		379,243		367,384
Employee contributions		171,378		192,067
Payments from trust fund		(1,132,232)		(1,135,167)
Effect of translation		88,442		(2,463,261)

Established fund at end of year	Ps.	16,827,353	Ps.	15,384,266

Plan asset surplus (short-fall)	Ps.	1,828,669	Ps.	(1,446,699)
Unrecognized actuarial loss, net		(3,381,004)		(775,446)

Total liabilities, net	Ps.	(1,552,335)	Ps.	(2,222,145)

Net period cost

An analysis of the net period cost for the years ended December 31, 2010, 2011 and 2012 is as follows:

	At December 31,
	2010		2011		2012
Service cost	Ps.	331	Ps.	82	Ps.	(70)
Financing cost on projected benefit obligation		1,344,463		1,540,995		1,367,191
Projected return on plan assets		(1,316,704)		(1,714,096)		(49,773)
Amortization of actuarial gains		(97,320)		(216,061)		(228,229)

	Ps.	(69,230)	Ps.	(389,080)	Ps.	1,089,119

Actuarial assumptions

The average rates used in determining the net period cost for 2011 and 2012 were as follows:

	2011	2012
Long-term rate of return	11.42%	9.00%
Rate of future salary increases	4.50%	5.00%
Discount rate	11.09%	9.00%

Plan assets

The percentages invested in plan assets are as follows:

	At December 31,
	2011	2012
Debt instruments	91.26%	80.51%
Equity instruments	6.27%	15.56%
Other investments	2.47%	3.93%

	100.00%	100.00%

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

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. This liability is being amortized over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2012, the balance of the DCP liability was Ps.272,882 (Ps.361,209, at December 31, 2011).

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

Telmex has established an irrevocable trust fund and makes annual contributions to that trust fund, which are considered deductible for purposes of income tax and employee profit sharing. The most important information related to labor obligations is as follows:

Analysis of changes in the defined benefit obligation

	At December 31,
	2011	2012
Defined benefit obligation at beginning of year	Ps. 216,927,167	Ps. 234,225,230
Service cost	5,036,684	5,050,926
Financing cost on projected benefit obligation	19,418,689	20,497,290
Actuarial loss (gain)	5,025,389	(6,252,256)
Payments to employees	(11,472,579)	(11,419,974)
Payments from trust fund	(710,120)	(2,912,000)

Defined benefit obligation at end of year	Ps. 234,225,230	Ps. 239,189,216

Analysis of changes in plan assets

	At December 31,
	2011	2012
Established fund at beginning of year	Ps. 180,580,128	Ps. 184,546,619
Projected return on plan assets	21,665,379	22,957,166
Actuarial loss	(16,988,768)	(7,856,902)
Payments from trust fund	(710,120)	(2,912,000)

Established fund at end of year	Ps. 184,546,619	Ps. 196,734,883

Analysis of the pension asset

	2011		2012
Plan assets shortfall for the defined benefit obligation	Ps.	(49,678,611)	Ps	.(42,454,333)
Unamortized actuarial loss		71,964,612		69,025,695
Past services and changes in plan		41,732		18,027

Pension asset	Ps.	22,327,733	Ps	.26,589,389

Analysis of net period cost for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010		2011		2012
Service cost	Ps.	4,850,844	Ps.	5,036,684	Ps	.5,050,926
Financing cost on projected benefit obligation		17,751,583		19,418,689		20,497,290
Projected return on plan assets		(19,680,678)		(21,665,379)		(22,957,166)
Amortization of past services and transition liability		23,705		23,705		23,705
Amortization of variances in assumptions		2,418,254		2,621,515		4,543,563

Net period cost	Ps.	5,363,708	Ps.	5,435,214	Ps.	7,158,318

The rates used in the actuarial studies at both December 31, 2011 and 2012 were as follows:

Nominal rates %
Discount of labor obligations:
Long-term average	9.2
Salary increase:
Long-term average	4.5

	Post-retirement mortality for pensioners more than 65 years old
	2011	2012
Pension plan:
Men	1.94%	1.94%
Women	1.94%	1.94%

Plan assets

The percentages invested in plan assets at December 31, 2011 and 2012 are as follows:

	2011	2012
Debt instruments	49.6	48.5
Equity instruments	50.4	51.5

	100.0	100.0

As of December 31, 2012, the fair value of Telmex’s debt securities held by the plan assets was Ps. 886,907 (Ps. 989,063 at December 31, 2011). Also, the plan assets of Telmex include 30.4% and 28.2% of securities of the Company and other related parties at December 31, 2012 and 2011, respectively. The purchases and sales of these securities made by the plan were at market value.

e) In the case of Mexico (Telcel) and Ecuador, the net period cost of other benefits for the years ended December 31, 2010, 2011 and 2012 was Ps.46,447, Ps.57,965 and Ps.86,870, respectively, for Mexico, and Ps.8,706, Ps.12,095 and Ps.2,602, respectively, for Ecuador.

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

13. Accounts Payable and Accrued Liabilities

a) An analysis of the caption Accounts payable and accrued liabilities is as follows:

	At December 31,
	2011		2012
Suppliers	Ps.	92,484,803	Ps.	91,793,858
Sundry creditors		37,982,974		38,463,598
Interest payable		6,242,819		6,001,435
Accrued expenses and other provisions		37,156,996		41,182,768
Guarantee deposits		1,753,530		2,031,944
Dividends payable		3,119,333		4,582,477

Total	Ps.	178,740,455	Ps.	184,056,080

b) An analysis of accrued expenses and other provisions at December 31, 2011 and 2012 is as follows:

	Balance at December 31, 2010		Effect of translation		Increase of the year		Applications				Balance at December 31, 2011
							Payments		Reversals
Direct employee benefits payable	Ps.	8,752,153	Ps.	75,425	Ps.	10,195,237	Ps.	(10,764,332)	Ps.	(64,395)	Ps.	8,194,088
Asset retirement obligations		4,681,409		79,891		1,661,841		(29,960)		(5,952)		6,387,229
Contingencies		18,100,789		266,616		5,034,512		(819,307)		(6,931)		22,575,679

	Ps.	31,534,351	Ps.	421,932	Ps.	16,891,590	Ps.	(11,613,599)	Ps.	(77,278)	Ps.	37,156,996

	Balance at December 31, 2011		Effect of translation		Increase of the year		Applications				Balance at December 31, 2012
							Payments		Reversals
Direct employee benefits payable	Ps.	8,194,088	Ps.	(281,748)	Ps.	8,771,195	Ps.	(6,811,990)	Ps.	(67,231)	Ps.	9,804,314
Asset retirement obligations		6,387,229		(537,848)		1,428,729		(92,921)		(7,974)		7,177,215
Contingencies		22,575,679		(2,512,084)		5,227,068		(1,029,693)		(59,731)		24,201,239

	Ps.	37,156,996	Ps.	(3,331,680)	Ps.	15,426,992	Ps.	(7,934,604)	Ps.	(134,936)	Ps.	41,182,768

14. Other Financial Assets and Liabilities

Fair value hierarchy

At December 31, 2011 and 2012, América Móvil had the following financial instruments measured at fair value shown in the statement of financial position.

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

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

	Measurement of fair value at December 31, 2011
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives		—	Ps.	9,793,836	—	Ps.	9,793,836
Pension plan assets	Ps.	215,657,633		—	—		215,657,633

Total	Ps.	215,657,633	Ps.	9,793,836	—	Ps.	225,451,469

Liabilities:
Debt	Ps.	390,859,513	Ps.	22,879,282	—	Ps.	413,738,795
Derivatives		—		2,889,281	—		2,889,281

Total	Ps.	390,859,513	Ps.	25,768,563	—	Ps.	416,628,076

	Measurement of fair value at December 31, 2012
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives		—	Ps.	2,779,749	—	Ps.	2,779,749
Pension plan assets	Ps.	225,951,661		—	—		225,951,661

Total	Ps.	225,951,661	Ps.	2,779,749	—	Ps.	228,731,410

Liabilities:
Debt	Ps.	326,614,401	Ps.	143,258,386	—	Ps.	469,872,787
Derivatives		—		5,025,047	—		5,025,047

Total	Ps.	326,614,401	Ps	.148,283,433	—	Ps.	474,897,834

For the years ended December 31, 2011 and 2012, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

15. Deferred Revenues

An analysis of deferred revenues at December 31, 2010, 2011 and 2012 is as follows:

	At December 31,
	2010		2011		2012
At January 1	Ps.	28,937,442	Ps.	29,054,414	Ps.	29,424,475
Increase during the year		242,834,356		305,334,487		192,873,749
Recognized as revenues		(242,258,878)		(306,309,173)		(192,437,676)
NET consolidation						(3,099,829)
Effect of translation		(458,506)		1,344,747		(1,703,585)

		29,054,414	Ps.	29,424,475	Ps.	25,057,134

Short-term	Ps.	25,064,230	Ps.	26,248,679		23,956,939
Long-term		3,990,184		3,175,796		1,100,195

	Ps.	29,054,414	Ps.	29,424,475	Ps.	25,057,134

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the statement of comprehensive income when they are earned.

16. Debt

The Company’s short- and long-term debt consists of the following:

		At December 31, 2012
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps. 1,244,992
	ECA credits (floating rate)	L + 0.35%, L + 0.50% and L + 0.75%	2018	4,967,924
	Fixed-rate notes	2.375% - 8.57%	2042	196,424,526
	Lines of credit	6.5% and 9.26%	2019	1,555,488
	Leases	3.75%	2015	333,972

	Subtotal U.S. dollars			204,526,902

Euros
	Fixed rate notes	3.0%, 3.75%, 4.125% and 4.75%	2022	64,365,844

	Subtotal Euros			64,365,844

Mexican pesos
	Fixed-rate notes	4.10% - 9.00%	2037	56,613,388
	Floating rate notes	Cetes + 0.55% & TIIE + 0.40% - 1.50%	2016	22,600,000

	Subtotal Mexican pesos			79,213,388

Reais
	Fixed-rate notes	4.50%	2018	1,920,311
	Floating rate notes	IPCA + 0.50%%	2021	343,795

	Subtotal Brazilian reais			2,264,106

Colombian pesos
	Bonds	IPC + 6.80% & 7.59%	2016	4,561,772

	Subtotal Colombian pesos			4,561,772

		At December 31, 2012
Currency	Loan	Rate	Maturity from 2012 to	Total
Other currencies
	Bonds	1.125% - 5.75%	2041	62,250,027
	Leases	4.35% - 8.97%	2027	246,188
	Lines of credit	19.00% and 19.45%	2014	241,861

	Subtotal other currencies			62,738,076

	Total debt			417,670,088

	Less: Short-term debt and current portion of long -term debt			13,621,806

	Long-term debt			Ps.404,048,282

		At December 31, 2011
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.1,636,312
	ECA credits (floating rate)	L + 0.30%, L + 0.35%, L + 0.50% and L + 0.75%	2018	6,780,181
	Fixed-rate notes	2.375% - 6.375%	2040	167,854,707
	Lines of credit	L + 0.25% L + 0.325% L + 0.35%	2014	14,015,863

	Subtotal U.S. dollars			190,287,063

Euros
	ECA credits (fixed rate)	2.00%	2022	177,004
	Fixed-rate notes	3.75%, 4.125% and 4.75%	2022	49,865,633

	Subtotal Euros			50,042,637

Mexican pesos
	Lines of credit	TIIE + 0.60%	2012	55,000
	Fixed-rate notes	4.10% - 10.20%	2037	41,680,565
	Floating-rate notes	Cetes + 0.55% & TIIE + -0.10% - 1.50%	2016	32,600,000

	Subtotal Mexican pesos			74,335,565

Reais
	Lines of credit	4.50%, 8.78% y 9.20%, IPCA + 0.50% & TJLP + 4.5%	2021	2,707,482

	Subtotal Brazilian reais			2,707,482

Colombian pesos	Bonds	IPC + 6.8% & 7.59%	2016	4,464,945

	Subtotal Colombian pesos			4,464,945

Other currencies	Bonds	1.23% - 6.41%	2039	43,066,551
	Leases	2.75% - 8.97%	2027	527,535
	Lines of credit	L + 0.33%, TAB + 0.40% and 0.425%, Badlar Rate & 10.00% - 19.45%	2014	15,187,024

	Subtotal other currencies			58,781,110

	Total debt			380,618,802

	Less: Short-term debt and current portion of long -term debt			26,643,315

	Long-term debt			Ps.353,975,487

Legend:

Badlar Rate = Interest rate paid in Argentina on fixed-term deposits of more than one million Argentinean pesos

Cetes = Mexican Treasury Certificates

ECA = Export Credit Agreement

IPCA = Brazil’s consumer price index.

IPC = Consumer Price Index

L = LIBOR or London Interbank Offered Rate

TAB = Bankers and Financial Institutions Association Rate

TIIE = Mexican Weighted Interbank Interest Rate

TJLP = Long-term Interest Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2012 and 2011 was approximately 5.0%.

Such rate does not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2011 and 2012 is as follows:

	2011		2012
Senior notes	Ps.	648,424	Ps.	1,250,808
Domestic senior notes		10,300,000		9,517,467
Lines of credit used		9,568,760		331,820
Other		200,710		151,807

Total	Ps.	20,717,894	Ps.	11,251,902

Weighted-average interest rate		5.1%		6.5%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2014	Ps.	25,028,845
2015		38,145,822
2016		42,849,482
2017		31,730,642
2018		8,399,445
2019 and thereafter		257,894,046

Total	Ps.	404,048,282

Senior Notes—At December 31, 2012 and 2011, the Company has senior notes issued in U.S. dollars of US$ 15,098 million and US$ 11,998 million, respectively (Ps.196,425 million and Ps.167,855 million, respectively) maturing from 2014 to 2042. As of December 31, 2012 and 2011 the Company also had senior notes issued in Mexican pesos of Ps.79,213 million and Ps.74,281, respectively, maturing in 2013 and 2037.

In 2012, América Móvil issued seven new senior notes as follows: US$ 1,600 million and US$ 1,150 million; 250 million Swiss francs, € 1,000 million Euros, Ps.15,000 million, 1,000 million Chinesse yuan and £750 million pounds sterling.

Lines of credit granted or guaranteed by export credit agencies—The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain institutions, to promote exports, provide financial support to purchase equipment for export from their respective countries. The outstanding balance under these plans at December 31, 2012 and 2011 is approximately Ps.6,213 million and Ps.8,593 million, respectively.

Domestic notes

At December 31, 2012 and 2011, debt under domestic notes aggregates to Ps.46,842 million and Ps.56,909 millions, respectively. In general, these issuances bear a fixed or floating interest rate established as a percentage of the Mexican weighted interbank interest rate (TIIE), Cetes and IDC.

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps.20,000 million.

Early payment of debt

In 2012 and 2011, the Company made payments and advance payments against its debt with third parties of approximately Ps.23 billion and Ps.23 billion, respectively.

Contractual Restrictions

The Company and certain subsidiaries, including Telcel and Telmex, are subject to restrictive covenants under bank debt and bond debt. These covenants restrict pledges of assets, restrict mergers of a particular obligor or the sale of all or substantially all its assets, and restrict AMX from selling control over Telcel. They also require the maintenance of specified financial ratios. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (as defined in the agreements). Under certain instruments Telcel is subject to similar ratios and covenants. Also, Telmex Internacional is subject to financial covenants requiring it to maintain a ratio of debt to EBITDA that does not exceed 3.5 to 1, and a consolidated ratio of EBITDA to interest paid of not less than 3 to 1 (as defined in the agreements).

As of December 31, 2012 and 2011, the Company is in compliance with these restrictions.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX.

Part of the debt is also subject to acceleration, early extinguishment or repurchase at the option of the holders in the event of a change of control, as defined in the respective instruments.

At December 31, 2012, approximately 58% of América Móvil’s total outstanding consolidated debt was guaranteed by Telcel.

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

At December 31, 2012, the Company has the following non-cancelable commitments under finance and operating leases:

Year ended December 31	Finance leases		Operating leases
2013	Ps.	221,580	Ps.	15,954,720
2014		154,516		8,322,118
2015		127,019		8,888,300
2016		32,557		7,327,541
2017		32,557		7,001,248
2018 and thereafter		95,680		28,617,979

Total		663,909	Ps.	76,111,906

Less: interest		83,749

Present value of net minimum lease payments		580,160
Less current portion		205,873

Long-term obligations	Ps.	374,287

Rent expense for the years ended December 31, 2010, 2011 and 2012 was Ps.8,318,926, Ps.11,658,034 and Ps.14,800,464, respectively.

b) Commitments

At December 31, 2012, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM, 3G and 4G networks for an amount up to approximately US$ 2,341 million (approximately Ps. 30,461 million). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

Telcel

COFECO—Monopolistic practices investigations

Telcel is the target of three Federal Antitrust Commission (Comisión Federal de Competencia, or “COFECO”) investigations into alleged monopolistic practices. The first two concern alleged actions by Telcel and certain of its distributors in relation to the purchase and sale of cellular phones from and to third parties. COFECO determined that Telcel engaged in anti-competitive behavior, and the agency imposed fines totaling Ps. 6.7 million and ordered that Telcel cease the alleged monopolistic practices immediately. Telcel has challenged COFECO’s findings and fines in the courts. No final ruling has been issued in connection with the first investigation. In the second investigation, a judicial decision ordered COFECO to issue a new resolution considering expert opinions not originally taken into account. COFECO issued a resolution revoking the fine and withdrawing the investigation. The Company has not established a provision in the accompanying financial statements for loss arising from these contingencies.

The third investigation concerns alleged monopolistic practices in the mobile termination (interconnection) market. In April 2011, COFECO imposed a fine of Ps. 11,989 million against Telcel for alleged monopolistic practices that according to COFECO also constituted a repeat offense. COFECO alleges that some of the rates Telcel offers its own callers are lower than the mobile termination rate Telcel charges other carriers, which prevents said carriers from being able to provide similar pricing to their customers. Telcel, which disputes the conclusion that its pricing practices were monopolistic and the determination that there was a repeat offense, submitted a petition for reconsideration (recurso de reconsideración) to COFECO seeking review of COFECO’s ruling. In May 2012, Telcel was notified of a resolution issued by COFECO that revoked the fine. As a condition to the revocation of the fine, Telcel agreed to comply with certain undertakings that it proposed to COFECO in March 2012. Certain operators challenged COFECO’s ruling revoking Telcel’s fine. As of this date of these financial statements, none of the challenges has been successful in courts.

As part of the undertakings agreed upon with COFECO, Telcel issued terms of reference governing interconnection with its network, including mobile termination rates for the period from 2011 to 2014. Such terms are available for all operators terminating calls in Telcel’s network.

COFECO will oversee compliance by Telcel with the agreed undertakings and, upon any breach by Telcel, COFECO may impose a fine of up to 8% of Telcel’s annual revenues. As of this date, Telcel is in full compliance with the agreed undertakings.

Mobile termination rates

Mobile termination rates for the years 2005 through 2010 between Telcel and affiliated operators Axtel and Avantel were the subject of a number of legal proceedings. The Supreme Court of Justice (Suprema Corte de Justicia de la Nación) addressed these disputes in a series of rulings during 2012 and early 2013, which generally (i) determined that the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) does not have authority to resolve disputes over mobile termination rates, (ii) confirmed that the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “COFETEL”) has authority to determine mobile termination rates based on its own cost models, (iii) for certain periods (2005-2007), confirmed the rates established by COFETEL, and (iv) for other periods (2008-2010), required COFETEL to reissue resolutions determining mobile termination rates between the parties. As of the date of these financial statements, COFETEL’s resolutions are still pending.

Several mobile operators began proceedings with COFETEL (desacuerdos de interconexión) to establish applicable mobile termination rates and other interconnection conditions for the years 2011 to 2013. COFETEL has determined rates for 2011, but as of the date of these financial statements has not determined rates for 2012 and 2013.

Reduction in mobile termination rates and any potential disparity between the mobile termination rates made available by Telcel to other operators and the rates to be established by COFETEL for the years 2012 to 2013 may give rise to contractual claims among Telcel and other operators for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such operators. The Company expects that mobile termination rates will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict, although they could materially reduce Telcel’s mobile termination revenues.

AMX has established provisions in the accompanying financial statements for the losses AMX considers probable and estimable for approximately Ps. 2,500 million, but the Company cannot estimate the amount of possible loss.

Short Message Services (SMS)—Royalties

The Mexican Tax Administration Service (“SAT”), notified Telcel of tax assessments totaling Ps. 320 million alleging nonpayment of royalties for revenues generated by short message services during 2004 and 2005. SAT is alleging that Telcel owes such amounts because short message services constitute concessioned services. AMX has challenged the assessments on the grounds that short message services are value-added services that are not concessioned services. In other proceedings, COFETEL has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services and are therefore concessioned services. Telcel is also currently disputing these rulings in an administrative proceeding. AMX has established a provision in the accompanying financial statements for the loss arising from these contingencies that the Company considers probable.

Trademarks Tax Assessments

In 2006 and 2007, the SAT notified Telcel and the Company of assessments related to the deduction in 2003 of certain trademark payments, which the SAT asserted should have been taken over the course of several years and not in a single year. AMX challenged each of the two assessments in federal tax courts. These claims were settled in April 2013.

In December 2007, the SAT notified Telcel of an assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fees), in connection with a deduction of certain advertising expenses in 2004. The SAT took the position that the payments of advertising expenses were not deductible because Telcel also paid royalties relating to the same trademarks. In July 2011, the SAT notified the Company of an assessment of Ps. 773.0 million (Ps. 292 million plus adjustments, fines and late fees), related to the same payments described in the December 2007 assessment above. Under the consolidation regime applicable in Mexico at the time, Telcel was permitted to take up to 40% of the deduction, while the parent company was permitted to take the remaining 60%. This July 2011 assessment relates to the Company’s portion of the deduction. AMX challenged each of the two assessments relating to 2004 in federal tax courts, and such challenges are still pending.

Based on the above, the Company and Telcel expect the SAT to challenge deductions taken in other years related to the payment of royalties associated with the trademarks.

The Company has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Class Actions

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) filed a class action in Mexican courts on behalf of customers who filed complaints before it alleging deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. If the action is resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Beginning in 2012, Mexican Law provides for class actions seeking compensation. These class actions may arise from antitrust, consumer, data and privacy protection issues, as well as administrative, criminal and environmental violations, and may be filed by the competent authorities or the affected groups.

Four class actions have been initiated against Telcel. Two of them relate to quality of service and were filed by consumers. A third was also filed by consumers and relates to quality of service, but in addition compares wireless voice, data and broadband international rates claiming that rates offered by Telcel are higher than international comparable rates. The last one was filed by Profeco and relates to a network technical malfunction that occurred in January 2013.

The Company currently does not have enough information to determine whether these class actions could have an adverse effect on our business and results of operations if they are resolved against us. Consequently, Telcel has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Carso Global Telecom

In November 2010, the SAT notified Carso Global Telecom, S.A. de C.V. (“CGT”), of an assessment of Ps. 3,392 million related to the change in the scope of fiscal consolidation in 2005. The SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. CGT has challenged this assessment in federal tax courts, and this challenge is still pending. AMX has not established a provision in the accompanying financial statements for loss arising from this contingency.

Sercotel

In August 2011, the SAT notified Sercotel, S.A. de C.V. (“Sercotel”), of an assessment of Ps. 6,308 million related to withholding taxes, interest payments and certain income that the SAT contends should have been reported at Sercotel in 2005. Sercotel paid Ps. 118 million related to withholding taxes and interest payments and challenged the portion of the assessment related to the income reporting in an administrative appeal with the tax authority. The challenge is still pending.

In March 2012, the SAT notified Sercotel and the Company of a fine of approximately Ps. 1,400 million because of the SAT’s objection to the allegedly improper tax implications of the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. AMX challenged the fine by filing an administrative appeal with the tax authority which is still pending. The Company also expects the SAT will issue tax assessments of Ps. 2,750 million relating to the same matter.

In December 2012, the SAT notified Sercotel of an assessment of Ps. 4,824 million related to income that the SAT contends should have been reported at Sercotel in 2006. Sercotel challenged the assessment related to the taxability in an administrative appeal with the tax authority. The challenge is still pending.

The Company has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Telmex

COFECO—Monopolistic practices investigations

Telmex and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”) are the target of two COFECO investigations into alleged monopolistic practices. In the first investigation, COFECO determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor filed relief (amparo) proceedings against this ruling and their cases are pending resolution. In the second investigation, in February 2013 COFECO determined that Telmex and Telnor engaged in monopolistic practices in the wholesale market for dedicated-link leasing (local and domestic long-distance) imposing a fine of Ps. 657.4 million. Telmex and Telnor challenged said resolution and their cases are pending.

AMX cannot predict when or how these investigations will be resolved. The competitive and financial effects of any final findings by COFECO could be complex and difficult to predict. They may include monetary fines or additional regulations or restrictions that may limit our flexibility and our ability to adopt competitive market policies, any of which could materially reduce Telmex and Telnor’s revenues in future periods.

AMX has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Claro Brasil and Americel

Anatel Inflation-Related Adjustments

The Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações or “Anatel”), challenged the calculation of inflation-related adjustments due under the agreements it had with Tess, S.A. (“Tess”), and ATL-Telecom Leste, S.A. (“ATL”), two of our Brazilian subsidiaries that were merged with and into Claro Brasil, S.A. (“Claro Brasil”), which assumed their rights and obligations.

Under the agreements with Anatel, 40% of the concession price was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest), beginning in 1999. The companies made all payments, but Anatel challenged the companies’ calculation of the inflation-related adjustments related to the payment corresponding to 60% of the concession price, alleging that such calculation resulted in a shortfall, and requesting payment The amount of this shortfall and the method used to calculate monetary correction are subject to judicial disputes.

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

In December 2008, Anatel charged Tess approximately Ps. 1,713 million (approximately R$269 million). Tess obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately Ps. 1,216 million (approximately R$191 million). ATL also obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved.

The Company calculated the amount of the shortfall based on a specific method and certain assumptions. If other methods or assumptions are used, the amount of damages may increase. In December 2012, Anatel calculated monetary correction in a total amount of Ps. 8,913 million (approximately R$1,400 million).

The Company has established a provision of Ps. 3,572 million (approximately R$561 million), in the accompanying financial statements for loss arising from these contingencies, which AMX considers probable.

BNDESPar

In November 2004, BNDESPar filed a lawsuit with the competent court in Rio de Janeiro asserting certain claims from its investment in certain of our subsidiaries in Brazil for approximately Ps. 1,738 million (approximately R$273 million). In December 2012, as part of the arrangements for the acquisition by Claro Brasil of BNDESPAR shares in Claro Brasil and one of its subsidiaries, the parties entered into a settlement agreement over their dispute and the case was then dismissed.

Consumer Protection Lawsuit (DPDC)

In July 2009, the Brazilian Federal and State Prosecutor Office, along with the Consumer Protection and Defense Agency and other Brazilian consumer protection agencies, initiated a lawsuit against Claro Brasil alleging that it has violated certain regulations governing the provision of telecommunications services. The amount claimed by the plaintiffs is Ps. 1,910 million (approximately R$300 million). Claro Brasil is contesting the lawsuit and a final ruling is still pending.

The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency, which the Company does not consider probable.

Tax assessments against Americel and Claro Brasil (PIS/COFINS)

In December 2005, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil and Americel in respect of PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) taxes (which are levied on gross revenue), for 2000 through 2005. In addition, in March 2006, the Brazilian Federal Revenue Service issued tax assessments against ATL related to certain tax deductions taken by ATL in connection with its PIS and COFINS obligations. As discussed above, Claro Brasil is the corporate successor to ATL.

In January 2011, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil regarding allegedly improper offsetting of certain tax deductions claimed by Claro Brasil in connection with its PIS and COFINS obligations. The total amount of these tax assessments, which Americel and Claro Brasil are contesting in pending challenges, was Ps. 9,709 million (approximately R$1,525 million), including fines and interest as of December 31, 2012. The Company has established a provision of Ps. 191 million (approximately R$30 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Separately, Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds that they may exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the Company paid tax based on its position in the lawsuit, and established a provision for the disputed amounts. The total amount in dispute was approximately Ps. 8,448 million (approximately R$1,327 million).

ICMS Tax Credits

The Brazilian Federal Revenue Service has issued multiple tax assessments against Claro Brasil and Americel alleging that they improperly claimed certain tax credits under the state value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação or “ICMS”) regime in each Brazilian state. The Company is contesting all these tax assessments in multiple separate proceedings, first at the administrative level and then in the judicial courts, and these proceedings are at various stages. AMX has received rulings in some of these cases, including some that are unfavorable to us and that the Company has appealed. The total amount of the tax assessments is approximately Ps. 22,652 million (approximately R$3,558 million), including fines and interest as of December 31, 2012. The Company has established a provision of Ps. 1,955 million (approximately R$307 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Tax Credit for Income Tax Withheld Abroad

The Brazilian Federal Revenue Service issued tax assessments in the amount of Ps. 2,209 million (approximately R$347 million), against Claro Brasil alleging that it incorrectly offset tax withheld in other countries against some of its Brazilian tax obligations. During 2011, Claro Brasil terminated its challenge with respect to Ps. 1,573 million (approximately R$247 million), in tax assessments and paid those amounts to the Brazilian Federal Revenue Service, to preserve the right to offset the foreign tax withheld related to such tax assessments against its Brazilian tax obligations in future years. The total amount of the tax assessments that Claro Brasil is contesting as of December 31, 2012 is approximately Ps. 668 million (approximately R$105 million). The Company has not made a provision in the accompanying financial statements to cover loss arising from this contingency.

EBC Funding

Claro Brasil and Americel filed an injunction challenging a federal law that created the Brazilian Communication Company (Empresa Brasileira de Comunicação or “EBC”) that is to be partially funded by mobile operators. If Claro Brasil and Americel are unsuccessful in such challenge, the total amount they would be required to contribute to EBC through December 31, 2012 is approximately Ps. 2,005 million (approximately R$315 million). AMX made a judicial deposit in this amount. The Company has established a provision of Ps. 2,012 million (approximately R$316 million), in the accompanying financial statements for loss arising from this contingency, which AMX considers probable.

FUST and FUNTTEL Funding

Anatel has issued tax assessments against Claro Brasil and Americel totaling Ps. 6,462 million (approximately R$1,015 million), relating to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) and the Telecom Technologic Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”) from 2006 to 2010. The assessments claim that interconnection and activation fee revenues should not have been excluded from the basis used to calculate funding obligations. Claro Brasil and Americel have challenged the tax assessments, and the challenges are still pending. The Company has established a provision of Ps. 293 million (approximately R$46 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

TFI—Installation Inspection Fee

Anatel charged Claro Brasil and Americel the amount of Ps. 4,692 million (approximately R$737 million) as of December 31, 2012, related to the installation inspection fee (Taxa de Fiscalização de Instalação or “TFI”) allegedly due for the renewal of radio base stations and handsets. Claro Brasil and Americel have challenged the amount charged, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. AMX has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Other tax contingencies

Claro Brasil and Americel have other on-going tax litigations in the total amount of Ps. 2,273 million (approximately R$357 million) as of December 31, 2012, regarding Brazilian Services Tax (Imposto sobre Serviços or “ISS”), Brazilian Economic Intervention Contribution (Contribuição de Intervenção no Domínio Econômico or “CIDE”), Provisional Contribution on Financial Transfers (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”), Financial Operations Tax (Imposto sobre Operações de Crédito, Câmbio e Seguro, ou relativas a Títulos e Valores Mobiliários or “IOF”), income tax (Imposto da Renda or “IR”), social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”), public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração or “PPNUM”) and import tax (Imposto de Importação or “II”). The Company has established a provision of Ps. 57 million (approximately R$9 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Other civil and labor contingencies

Claro Brasil and its subsidiaries are also party to other claims in the amount of Ps. 7,506 million (approximately R$1,179 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps. 176 million (approximately R$26 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Claro Brasil and its subsidiaries are party to labor claims in the amount of Ps. 3,342 million (approximately R$525 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps. 331 million (approximately R$49 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Disputes with third parties

Claro Brasil and Americel are parties to certain disputes with third parties in connection with former sales agents, class actions (ACP’s), real estate issues, and other matters in the aggregate amount of Ps. 2,986 million (approximately R$469 million). The Company has established a provision of Ps. 57 million (approximately R$9 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Embrapar and subsidiaries

Implementation of the new national domestic telephone number system

As a result of alleged service disruptions caused during the implementation of a new domestic dialing system in 1999, Embratel was fined by Anatel and DPDC, and several class actions were initiated against it. The aggregate total amount of these contingencies is Ps. 1,070 million (approximately R$168 million). The Company is contesting these claims and has established a provision of Ps. 197 million (approximately R$31 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Administrative proceedings (PADOs)

Anatel filed several administrative proceedings (Procedimentos Administrativos de Descumprimento de Obrigação or “PADOs”), against Embratel and Embrapar in the amount of Ps. 4,889 million (approximately R$768 million), because of alleged noncompliance with quality targets set by Anatel. The Company is contesting the PADOs on various grounds. The Company has established a provision of Ps. 64 million (approximately R$10 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Brazilian value-added goods and services tax (ICMS)

Embratel, Primesys Soluções Empresariais S.A. (“Primesys”), TV SAT and Telmex Do Brasil Ltda. (“TdB”) received assessments in the amount of Ps. 5,373 million (approximately R$844 million), from the tax authorities related to nonpayment of ICMS and alleged ICMS tax credits incorrectly taken. The Company is contesting these tax assessments in multiple separate proceedings at the administrative level and in the judicial courts. These proceedings are in different stages, and AMX cannot predict the timing of a final outcome. The Company has established a provision of Ps. 51 million (approximately R$8 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Star One has received tax assessments in the amount of Ps. 10,600 million (approximately R$1,665 million), alleging that the provision of satellite capacity is subject to ICMS tax. The Company is contesting these tax assessments in multiple separate proceedings, and the Company has obtained two appealable favorable judicial decisions in two proceedings by second degree Brazilian Courts, although a resolution is still pending for the majority of the proceedings. The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embrapar, Embratel and TdB have tax contingencies of Ps. 1,171 million (approximately R$184 million), mostly related to the contributions of PIS prior to 1995, which the tax authorities allege were incorrectly offset. The Company is contesting these tax assessments in proceedings that are in different stages. The Company has established a provision of Ps. 51 million (approximately R$8 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embrapar, Embratel and TdB have tax contingencies of Ps. 1,604 million (approximately R$252 million), at December 31, 2012 related to the payment of COFINS. The Company is contesting these tax assessments in proceedings that are in different stages. AMX has established a provision of Ps. 589 million (approximately R$100 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

FUST and FUNTTEL Funding

Anatel and the Brazilian Ministry of Communications (MINICOM) have issued tax assessments against Embratel, Star One, Primesys and TdB totaling Ps. 5,876 million (approximately R$923 million), relating to alleged underpayment of their funding obligations for FUST and FUNTTEL. The assessments claim that interconnection and others revenues should not have been excluded from the basis used to calculate funding obligations. The companies have challenged the tax assessments, and such challenges are pending. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies. The Company has made a judicial deposit in the amount of Ps. 1,057 million (approximately R$166 million) related to part of the contingencies relating to FUST.

Brazilian Services Tax (ISS)

The Municipal Revenue Services have issued tax assessments against Embratel, Primesys, Brasil Center Ltda. (“Brasil Center”) and TdB totaling Ps. 3,654 million (approximately R$574 million) arising from nonpayment of ISS in connection with the provision of certain services. The companies have challenged the tax assessments on the grounds that such services are not subject to ISS tax, and the challenges are pending. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Other tax contingencies

Our Brazilian subsidiaries are engaged in a number of additional administrative and legal proceedings challenging tax assessments, as summarized below:

•

Embrapar, Embratel, Star One and TdB have received assessments in the total amount of Ps. 5,895 million (approximately R$926 million), mainly related to allegedly incorrect deductions for purposes of Income Tax (Imposto sobre Renda de Pessoa Jurídica or “IRPJ”) and CSLL and the nonpayment of IRRF and CIDE over payments related to outbound traffic. AMX is challenging those assessments in administrative and judicial proceedings. The Company has established a provision of Ps. 13 million (approximately R$2 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

•

Embratel was fined Ps. 2,356 million (approximately R$370 million), by the Brazilian Federal Revenue Service for not making certain filings in the correct form from 2002 through 2005. The Company is contesting this fine on various grounds. The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency.

•

Embratel, Star One, TdB and Primesys, have other on-going tax litigations in the amount of Ps. 2,763 million (approximately R$434 million), relating to the offsetting of IRPJ, PIS, COFINS, CIDE, CSLL and IRRF (Imposto de Renda Retido na Fonte or Brazilian Foreign Paid Income Tax) against allegedly improper IRPJ and ILL (Imposto Sobre o Lucro Líquido or Brazilian Net Income Tax) credits. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Disputes with third parties

Embratel, TdB, Primesys and Brasil Center are parties to a number of cases on a range of matters, including, among other things, disputes with former sales agents and disputes with former employees regarding health care payments. The cases, which are in advanced stages of the litigation process, are for claims in the amount of Ps. 2,941 million (approximately R$462 million). The Company has established a provision of Ps. 980 million (approximately R$154 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Other civil and labor contingencies

Embratel and its subsidiaries are also party to other claims in the amount of Ps. 2,897 million (approximately R$455 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps. 344 million (approximately R$54 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

In April 2009, Star One was notified of an arbitration proceeding initiated against it by two international telecom operators seeking restitution damages for up to Ps. 950 million (approximately US$73 million), for alleged commercial losses arising from contracts executed in 2002 and 2004. In December 2012, the tribunal issued a final decision and claimants were awarded damages in the amount of Ps. 53 million (approximately US$4.1 million), which amount includes interests and arbitration costs.

Embratel and its subsidiaries are party to labor claims in the amount of Ps. 3,667 million (approximately R$576 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps. 618 million (approximately R$97 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Net

ICMS

In 2011, Net Serviços de Comunicação S.A. (“Net”) was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit of reducing the ICMS base it is entitled to, alleging that Net did not include revenues from the rental of equipment in the ICMS base. The amount of this assessment as of December 31, 2012 was Ps. 1,744 (approximately R$274 million). The tax authority claims that from January 2008 to November 2009, Net should have paid the ICMS on pay TV services revenues at a rate of 25% instead of the rate of 10% actually applied by Net. In the tax authority’s view, Net lost the rate reduction benefit allowed by ICMS Agreement No.57/99 because Net did not include “locação de equipamento” (rental of equipment) in its revenues. Net based its calculation on the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore cannot be taxed by ICMS and, consequently, there is no motive to lose the tax benefit as alleged by the tax authority. However, considering that there is no specific precedent (at both the administrative and judicial levels) on the issue, it is not possible to predict the outcome of this matter yethas and established a provision in the accompanying financial statements.

CSLL/IRPJ

In 2009, Net São Paulo Ltda. (a Net subsidiary) received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of IRPJ and CSLL from 2004 to 2008, amounting to Ps. 3,483 million (approximately R$547 million). In October 2010, a first instance decision reduced this amount to Ps. 2,362 million (approximately R$371 million). Net has determined that a loss is possible but not probable and accordingly AMX has not established a provision in the accompanying financial statements. As of December 31, 2012, the total amount in dispute was approximately Ps. 2,088 million (approximately R$328 million) for IRPJ and Ps. 745 million (approximately R$117 million) for CSLL.

Imposto sobre Operações Financeiras (IOF)

Net and its controlled companies have centralized cash management and cash transfers made under a current intercompany account. Management determined that such transfers are not subject to financial transaction tax IOF charges. However, the Federal Revenue Service may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, AMX may be subject to IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. In view of certain adverse court decisions as to the applicability of this law, the Company has established a provision of Ps. 643 million (approximately R$101 million) as of December 31, 2012.

Conecel

Tax Assessments

During 2008, the Ecuadorian Revenue Services (“SRI”) notified Conecel of tax assessments in the amount of Ps. 1,795 million (approximately US$138 million) (not including interest and penalties), relating to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid the SRI Ps. 182 million (approximately US$14 million), in respect of the aforesaid tax assessments (including fines) and filed challenges with the SRI with respect to Ps. 1,652 million (approximately US$127 million). In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, in January 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil challenging the tax assessments and providing a bank guarantee of Ps. 169 million (approximately US$13 million), which represented 10% of the contested amount. The Tax Court issued its final resolution in March 2012. The Tax Court’s resolution was favorable with respect to Ps. 312 million (US$24 million), of the disputed amount. The Company has appealed the unfavorable portion of the resolution before the National Court of Justice (Corte Nacional de Justicia), and such appeal is still pending.

In addition, in 2011 and 2012 the SRI notified Conecel of tax assessments in the amount of Ps. 1,548 million (approximately US$119 million), relating to the same matter discussed above, but for the 2007 and 2008 fiscal years. Conecel filed lawsuits before a Tax Court in Guayaquil challenging the tax assessments and such lawsuits are still pending.

The Company has established a provision of Ps. 390 million (approximately US$30 million) in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

18. Related Parties

a) The following is an analysis of the balances with related parties at December 31, 2011 and 2012. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2011		2012
Accounts receivable:
Sanborn Hermanos, S.A.	Ps.	241,448	Ps.	149,010
Sears Roebuck de México, S.A. de C.V.		179,612		245,075
Net Serviços de Comunicação, S.A. (NET)		2,826,214		—
AT&T Corp. (AT&T)		55,443		56,445
Patrimonial Inbursa, S.A.		52,864		164,267
Other		58,318		74,256

Total	Ps.	3,413,899	Ps.	689,053

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	120,273	Ps.	231,678
Seguros Inbursa, S.A. de C.V.		12,595		—
Net Serviços de Comunicação, S.A. (NET)		616,929		—
Operadora Cicsa, S.A. de C.V.		161,936		272,293
PC Industrial, S.A. de C.V.		168,890		187,111
Microm, S.A. de C.V.		45,970		77,354
Grupo Financiero Inbursa, S.A.B. de C.V.		45,729		63,269
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		18,898		53,265
Acer Computec México, S.A. de C.V.		4,575		28,886
Sinergia Soluciones Integrales de Energia, S.A. de C.V.		40,560		74,541
Eidon Software, S.A. de C.V.		64,079		34,660
AT&T		7,495		6,838
Other		322,336		224,777

Total	Ps.	1,630,265	Ps.	1,254,672

b) For the years ended December 31, 2010, 2011 and 2012, the Company conducted the following transactions with related parties:

	2010		2011		2012
Investments and expenses:
Construction services, purchases of materials, inventories and fixed assets(1)	Ps.	3,411,260	Ps.	5,391,385	Ps.	6,014,441
Insurance premiums, fees paid for administrative and operating services, brokerage services and others(2)		2,215,599		2,354,859		2,411,663
Call termination costs		187,971		182,411		46,566
Interconnection expenses(3)		3,612,950		3,919,841		250,426
Other services		40,052		371,807		981,496

	Ps.	9,467,832	Ps.	12,220,303	Ps.	9,704,592

Revenues:
Sale of long-distance services and other telecommunications services(4)	Ps.	4,847,286	Ps.	5,266,597	Ps.	352,086
Sale of materials and other services		560,342		523,795		447,390
Call termination revenues(5)		666,013		512,897		486,230

	Ps.	6,073,641	Ps.	6,303,289	Ps.	1,285,706

1)	In 2012, this amount includes Ps.5,867,810 (Ps.5,171,398 in 2011 and Ps.2,720,123 in 2010) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).
2)	In 2012, this amount includes Ps.704,200 (Ps.708,088 and Ps.343,810 in 2011 and 2010, respectively) for network maintenance services performed by Grupo Carso subsidiaries; Ps.599,784 (Ps.584,254 and Ps.632,059 in 2011 and 2010, respectively) for software services provided by an associate; Ps.669,118 (Ps.605,373 and Ps.518,680 in 2011 and 2010, respectively) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of such insurance with reinsurers; and Ps.130,101 (Ps.160,080 and Ps.159,083 in 2010 in 2011 and 2010) of fees for management and operating services due to AT&T Mexico, Inc. and Inversora, which is a corporation under common control with América Móvil.
3)	Includes interconnection expenses for calls from fixed telephones to mobile phones paid to NET subsidiaries.
4)	Revenues from billing long distance and other telecommunications services of Ps.4,641,231 and Ps.3,402,843 in 2011 and 2010, respectively, from NET; and Ps. 235,804 (Ps.135,302 in 2011 and Ps.229,941 in 2010) from AT&T subsidiaries.
5)	Includes costs and revenues with AT&T subsidiaries.

c) During 2012, the Company paid Ps.942,090 (Ps. 726,524 and Ps.755,127 in 2011 and 2010, respectively) for short-term direct benefits to its executives.

19. Shareholders’ Equity

Shares

a) At December 31, 2012 and 2011, the Company’s capital stock was represented by 75,841,000,000 shares (23,424,632,660 Series “AA” shares, 712,842,183 Series A shares and 51,703,525,157 Series L), and by 76,992,000,000 shares (23,424,632,660 Series “AA” shares, 756,967,714 Series “A” shares and 52,810,399,626 Series “L” shares), respectively (these figures reflects (i) the stock split effected in June 2011; (ii) the merger with AMTEL in 2006; (iii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010; and (iv) the exchanges (conversiones) of Series “A” shares for Series “L” shares made by third parties through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.).

b) The capital stock of the Company consists of a minimum fixed portion of Ps. 397,873 (nominal amount), represented by 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common Series “AA” shares; (ii) 776,818,130 are common Series “A” shares; and (iii) 71,288,273,406 are Series “L” shares, all of them fully subscribed and paid.

c) At December 31, 2012 and 2011, the Company’s treasury shares available for placement in accordance with the provisions of the Mexican Securities Law, were represented by 19,648,724,196 shares (19,642,211,887 Series “L” shares and 6,512,309 Series A shares), and 18,497,724,196 shares (18,495,699,196 Series L shares and 2,025,000 Series A shares), respectively (these figures reflects (i) the stock split effected in June 2011; and (ii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010).

d) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of Series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry (Registro Nacional de Valores), and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, Series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares), representing said capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares), may not represent more than 51% of the Company’s capital stock.

Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series A shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of Company shares outstanding.

Dividends

f) On April 27, 2011, the Company’s shareholders approved payment of a cash dividend of $0.36 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, which was subsequently adjusted based on the resolutions adopted regarding the two for one stock split that was effective in June 2011;

g) On April 25, 2012, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of $0.20 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.10 pesos; and (ii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps. 30 billion pursuant to Article 56 of the Mexican Securities Market Law.

The aforementioned dividends were paid from the consolidated net taxed profits account (cuenta de utilidad fiscal neta consolidada).

20. Income Tax, Asset Tax and Flat-Rate Business Tax

I) Mexico

a) Beginning January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with its Mexican subsidiaries. In July 2010, the Company obtained authorization from the Ministry of Finance and Public Credit to incorporate to its consolidation regime the tax results of CGT (Carson Global Telecom) and its subsidiaries, Telmex and its Mexican subsidiaries, and Telint and its Mexican subsidiaries.

Tax consolidation regime in Mexico is a tax mechanism through which taxpayers file a single tax return for all Mexican subsidiaries and the holding company (in this case, América Móvil as a controlled entity) as if they were a single entity.

b) Flat-rate business tax (FRBT)

The FRBT is computed by applying the 17.5% rate in 2010, 2011 and 2012 to income determined on the basis of cash flows, net of authorized credits.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period. In 2010, 2011 and 2012 América Móvil paid income tax, thus FRBT was not applicable.

c) Corporate tax rate

The income tax rate applicable in Mexico for 2010, 2011 and 2012 was 30%.

d) An analysis of income tax charged to results of operations for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010		2011		2012
In Mexico:
Current year income tax	Ps.	35,358,801	Ps.	31,933,880	Ps.	27,123,124
Deferred income tax		(6,609,769)		(5,004,378)		1,176,649
Effect of changes in tax rate		62,050		(99,763)		155,599
Foreign:
Current year income tax		12,966,253		18,940,637		21,047,770
Deferred income tax		(5,563,716)		(5,349,714)		(3,124,451)

	Ps.	36,213,619	Ps.	40,420,662	Ps.	46,378,691

e) A reconciliation of the corporate income tax rate to the effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2010	2011	2012
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effect	1.6%	2.1%	4.0%
Operations of foreign subsidiaries	(0.4)%	(1.0%)	(0.3%)
Other	0.4%	(0.1%)	(3.9%)

Effective tax rate on Mexican operations	31.6%	31.0%	29.8%
Change in estimated realization of deferred tax assets in Brazil	(4.4)%	(1.5%)	(0.3%)
Use of tax credits in Brazil	(1.3)%	(0.4%)	(1.1%)
Revenues and costs of subsidiaries’ operations	0.9%	2.3%	5.1%

Effective tax rate	26.8%	31.4%	33.5%

f) An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	At December 31,
	2011		2012
Deferred tax assets
Accrued liabilities	Ps.	6,194,778	Ps.	6,236,552
Other		1,384,621		515,625
Deferred revenues		9,080,070		3,708,439
Tax losses		4,335,011		2,886,415

		20,994,480		13,347,031
Deferred tax liabilities:
Fixed assets		(18,766,098)		(20,941,366)
Inventories		(348,507)		2,738,120
Licenses		(308,025)		(2,919,966)
Deferred effects of tax consolidation in Mexican subsidiaries		(7,204,850)		(7,169,028)
Royalty advances		(3,185,298)		(30,000)
Pensions		(6,251,882)		(7,445,175)
Other		(1,831,936)		882,610

		(37,896,596)		(34,884,805)

Plus:
Effect of changes in tax rate		150,400		305,999

Total deferred taxes	Ps.	(16,751,716)	Ps.	(21,231,775)

An analysis of the effects of temporary differences within the deferred tax that was (charged) or credited to results of operations is as follows:

			At December 31,
	2010		2011		2012
Deferred tax assets:
Accrued liabilities	Ps.	537,956	Ps.	1,832,791	Ps.	41,774
Other		476,193		(896,440)		(868,996)
Deferred revenues		(254,589)		6,719,623		(5,371,631)
Tax losses		84,467		275,777		(1,448,596)

		844,027		7,931,751		(7,647,449)
Deferred tax liabilities:
Fixed assets		1,310,841		99,556		(1,519,682)
Inventories		195,373		4,261		3,086,627
Licenses		(324,939)		85,110		462,077
Forward contracts with affiliated companies		3,531,564		—		—
Royalty advances		500,000		(655,298)		3,155,298
Pensions		(243,841)		(1,441,886)		(1,193,293)
Other		8,342		(601,143)		4,055,398

		4,977,340		(2,509,400)		8,046,425

Plus:
Effect of changes in tax rate		(62,050)		(67,387)		155,599
Income tax from tax consolidation		(716,626)		(107,445)		35,822

Total deferred taxes	Ps.	5,042,691	Ps.	5,247,519	Ps.	590,397

The effects of temporary differences giving rise to the deferred tax asset at December 31, 2011 and 2012 is as follows:

	At December 31,
	2011		2012
Deferred tax assets:
Accrued liabilities	Ps.	13,541,048	Ps.	13,716,389
Deferred revenues		789,875		942,077
Other		4,478,188		3,074,742
Tax losses		14,567,430		15,666,862

		33,376,541		33,400,070
Deferred tax liabilities:
Fixed assets		(74,126)		716,590
Licenses		(389,087)		(332,501)
Other		161,130		211,911

		(302,083)		596,000

Total deferred taxes	Ps.	33,074,458	Ps.	33,996,070

At December 31, 2010, 2011 and 2012, the above table includes the deferred tax assets of TracFone, Puerto Rico, Argentina, Colombia, Honduras, Guatemala and Brazil.

An analysis of the effects of temporary differences within the deferred tax that was (charged) or credited to results of operations is as follows:

	At December 31,
	2010		2011		2012
Deferred tax assets:
Accrued liabilities	Ps.	1,798,968	Ps.	1,176,059	Ps.	(1,221,378)
Deferred revenues		317,443		303,386		152,202
Other		343,207		252,735		(1,677,171)
Tax losses		6,580,325		1,719,089		(534,335)

		9,039,943		3,451,269		(3,280,682)
Deferred tax liabilities:
Fixed assets		(1,565,298)		(266,646)		790,716
Licenses		(132,038)		104,660		56,586
Other		(61,197)		195,333		50,781

		(1,758,533)		33,347		898,083

Total deferred taxes	Ps.	7,281,410	Ps.	3,484,616	Ps.	(2,382,599)

In Brazil, deferred tax assets are recognized for tax losses carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable, as well as for other temporary items. The benefit in income taxes expense for the years ended December 31, 2010 and 2011, attributable to the change in estimate over the recoverability of the tax loss carryforwards, was Ps.9,038,423 and Ps.8,692,374 , respectively, and is shown as a credit in deferred income tax.

g) Changes in the Mexican Tax Environment effective since 2010.

On December 7, 2009, a tax reform was approved that increased the corporate income tax rate from 28% to 30% for the years from 2010 to 2012 and was scheduled to be decreased to 29% in 2013 and 28% in 2014 and thereafter. However, the Mexican Federal Internal Revenue Act enacted in December 2012 established that the corporate income tax rate will remain at 30% in 2013 and that the income tax rate reduction to 29% will take effect in 2014 and to 28% in 2015 and thereafter. The effect of the change in the corporate income tax rate on deferred taxes as of December 31, 2012 resulted in a charged to deferred tax expense of Ps. 155,599 in 2012.

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

h) At December 31, 2011 and 2012, the balance of the contributed capital account (CUCA) is Ps. 363,240,830 and Ps. 387,806,147, respectively, and the CUFIN balance is Ps. 318,082,830 and Ps. 379,500,778, respectively.

II) Foreign Subsidiaries

a) Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2010, 2011 and 2012 are as follows:

	2010		2011		2012
Combined income before taxes	Ps.	44,996,818	Ps.	42,011,515	Ps	.42,628,730
Combined tax provision		7,402,537		13,590,923		17,923,319

b) Tax losses

At December 31, 2012, the available tax loss carryforwards of the subsidiaries of América Móvil are as follows:

Country	Balance of available tax loss carryforwards at December31, 2012		Tax benefits
Chile	Ps.	1,503,995	Ps.	257,109
Brazil		40,632,785		13,815,147
Mexico		9,616,008		2,884,802
Puerto Rico		2,394,162		718,249
Argentina		846,358		279,298
Colombia		167,651		58,678

Total	Ps.	55,160,959	Ps.	18,013,283

The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

i) In Brazil there is no expiration of the tax loss carryforwards. However, the carryforward amount in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

ii) In Chile, tax loss carryforwards have no expiration date and the corporate tax rate in that country is 17%. Consequently, at the time tax losses are realized, taxpayers obtain a benefit of only 17% of the amount of the loss generated.

The Company believes that it is more likely than not that it will recognize the benefit of unreserved net operating loss carry-forwards in future periods, primarily through continuing operations, tax planning strategies, and other sources of taxable income.

21. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Jamaica and Panama. The accounting policies for the segments are the same as those described in Note 2.

The Company’s management analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that represent more than 10% of consolidated revenues, more than 10% of net profits and more than 10% of consolidated assets, are presented separately.

	Mexico(1)	Telmex	Brazil	Southern Cone(2)	Colombia	Andean(3)	Central America(4)	U.S.A.(5)	Caribbean(6)	Eliminations	Consolidated total
At December 31, 2010
Operating revenues	165,296,403	114,994,278	159,482,266	46,953,186	50,823,503	30,700,703	17,869,434	35,693,900	27,741,852	(19,666,196)	629,889,329
Depreciation and amortization	10,261,103	17,500,370	33,525,620	5,537,205	9,340,301	3,545,006	6,243,527	343,792	4,826,212	(51,809)	91,071,327
Operating income	76,090,032	27,991,616	13,843,292	7,530,880	13,486,785	9,076,550	(194,044)	1,617,152	3,304,015	(424,869)	152,321,409
Interest income	4,275,008	583,762	2,615,814	760,644	531,526	408,603	160,038	82,490	215,198	(4,831,544)	4,801,539
Interest expense	13,847,898	3,443,522	3,135,696	457,751	413,663	610,604	353,040		35,279	(5,016,718)	17,280,735
Income tax	19,943,409	8,325,091	(3,286,036)	3,252,464	3,313,865	2,838,429	1,199,418	373,696	253,283		36,213,619
Equity interest in net income of associated companies	52,485	195,910	1,428,826	19,435						(25,446)	1,671,210
Net profit attributable to parent	44,664,283	15,121,138	14,264,111	6,443,241	7,328,991	5,944,117	(1,786,666)	1,277,269	3,146,377	(5,279,809)	91,123,052
Assets by segment	1,160,716,719	155,800,277	253,677,418	78,749,869	83,930,378	65,392,559	45,658,743	12,560,676	65,246,778	(1,048,217,814)	873,515,603
Plant, property and equipment, net	40,881,732	99,893,002	123,921,091	35,790,891	33,826,866	18,636,393	28,788,969	718,744	29,362,699		411,820,387
Goodwill, net	9,747,092	103,289	3,354,681	2,729,994	13,892,928	3,947,450	4,590,890	781,201	31,771,442		70,918,967
Trademarks, net	26,549		1,913,567	416,023	1,087,300	3,975	499,950		584,513		4,531,877
Licenses and rights, net	6,106,148	221,010	25,374,188	1,514,653	4,018,557	4,497,609	1,174,314		1,614,379		44,520,858
Investment in associates	48,274,722	1,392,042	44,945,736	65,727	13,130		59,874			(44,211,776)	50,539,455
Liabilities by segments	305,985,289	108,524,741	117,672,501	32,128,844	28,872,300	23,186,120	22,172,746	11,643,324	21,614,564	(134,321,996)	537,478,433
At December 31, 2011
Operating revenues	169,117,703	112,255,217	177,697,278	54,838,798	61,087,250	35,393,881	19,564,643	47,553,690	27,071,728	(14,613,876)	689,966,312
Depreciation and amortization	10,290,504	16,936,389	36,299,859	6,504,008	8,273,765	3,986,524	6,205,962	374,877	5,125,147		93,997,035
Operating income	76,004,224	26,582,083	9,450,925	8,607,931	19,450,851	11,200,534	(57,464)	816,558	2,555,678	164,148	154,775,468
Interest income	8,964,516	385,768	3,745,607	2,188,569	147,966	468,968	87,938	99,154	207,400	(9,441,986)	6,853,900
Interest expense	15,543,449	2,967,729	8,871,412	1,195,200	595,188	419,178	233,345		33,737	(9,067,632)	20,791,606
Income tax	19,064,289	7,333,206	(1,587,570)	3,758,431	6,819,446	3,381,785	1,198,810	332,988	119,277		40,420,662
Equity interest in net income of associated companies	30,542	115,070	1,856,401						(14,703)	(63,313)	1,923,997
Net profit attributable to parent	41,407,389	14,581,672	4,297,400	4,100,544	7,787,189	8,316,861	(911,512)	585,807	3,270,017	(581,838)	82,853,529
Assets by segment	757,046,055	163,439,508	299,733,013	106,287,173	97,225,819	65,993,608	56,856,694	16,090,706	66,584,465	(681,624,297)	947,632,744
Plant, property and equipment, net	42,244,711	98,877,234	137,394,139	49,980,417	42,260,513	24,462,608	38,854,216	813,907	31,199,028		466,086,773
Goodwill, net	13,401,456	103,289	691,096	2,599,802	14,882,545	4,120,226	4,808,699	781,201	31,650,119		73,038,433
Trademarks, net	12,347		1,355,486	373,544	466,597	1,942	288,214		508,724		3,006,854
Licenses and rights, net	5,413,039	191,320	18,784,656	1,447,050	4,525,722	4,794,475	1,029,922		2,344,715		38,530,899
Investment in associates	48,227,056	1,585,330	48,298,290	226,050	16,480		76,591			(44,211,774)	54,218,023
Liabilities by segments	397,083,395	114,366,987	140,279,863	61,074,258	37,562,936	21,400,022	31,771,790	15,354,830	24,228,460	(191,129,492)	651,993,049
At December 31, 2012
Operating revenues	183,216,384	106,024,574	209,786,554	62,017,811	73,432,068	42,495,288	23,047,478	63,572,960	27,441,444	(15,964,916)	775,069,645
Depreciation and amortization	9,155,640	16,758,034	39,827,700	7,182,614	10,346,090	4,689,847	9,609,151	478,976	5,536,792	(107)	103,584,737
Operating income	82,101,272	18,754,438	11,526,154	8,071,120	22,709,742	13,176,907	(3,497,129)	1,688,063	2,310,172	469,448	157,310,187
Interest income	2,690,719	236,106	2,717,879	18,709	13,417	30,777	34,976	131	33,966	(80)	5,776,600
Interest expense	18,762,177	2,467,279	2,592,655	660,930	372,933	72,206	16,942	629	323	(31,478)	24,914,596
Income tax	22,307,470	6,038,146	1,210,759	3,998,988	6,397,518	3,708,410	1,119,312	896,607	701,481		46,378,691
Equity interest in net income of associated companies	770,206	116,240	(4,966)	6,541			(45,635)			(81,025)	761,361
Net profit attributable to parent	55,384,597	11,777,208	(166,533)	2,606,370	15,151,468	9,303,620	(4,895,158)	871,722	1,579,471	(171,885)	91,440,880
Assets by segment	823,995,469	165,861,785	310,500,881	102,201,239	107,371,575	68,433,805	50,569,456	21,164,275	64,936,593	(711,137,065)	1,003,898,013
Plant, property and equipment, net	45,084,232	103,336,105	163,154,248	53,108,253	45,200,786	25,791,457	35,176,900	1,592,274	27,990,017		500,434,272
Goodwill, net	9,468,188	103,823	29,435,809	2,112,690	15,642,979	5,082,613	4,740,253	1,469,387	31,650,117		99,705,859
Trademarks, net	11,882		736,803	53,193		1,596	134,009		205,832		1,143,315
Licenses and rights, net	4,693,796	161,629	25,512,676	1,331,605	3,220,881	4,300,618	2,650,808		2,180,417		44,052,430
Investment in associates	82,966,158	1,523,525	681	205,525	18,816		16,782			(11,615,202)	73,116,285
Liabilities by segments	492,791,925	117,353,138	165,982,722	63,320,536	38,459,314	20,608,834	26,307,510	19,224,543	21,807,434	(274,281,320)	691,574,636

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua and Panama.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic, Puerto Rico and Jamaica

22. Components of other comprehensive income

An analysis of the components of the other comprehensive income as of December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Valuation of the derivative financial instruments, net of deferred taxes	Ps. (401,357)	Ps. (276,748)	Ps. (253,428)
Translation effect of foreign subsidiaries, net of deferred tax	(7,928,786)	10,358,985	(32,651,656)
Non-controlling interest of the items above	498,749	61,772	(509,747)

Other comprehensive income (loss)	Ps.(7,831,394)	Ps.10,144,009	Ps.(33,414,831)

23. Subsequent Events

A.	In November 2012, AMX established a new program to issue peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. AMX sold Ps. 15 billion of notes under the program in November 2012 and a further Ps.15 billion in March 2013. The Company intends to use the program to raise a total of Ps.100 billion over five years to increase the share of Mexican pesos in its overall funding.

B.	On January 21, 2012, the Company entered into an agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”), to acquire 100% of the shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”). CMI holds the media and advertising business within the commercial segment at CIE. The completion of the transaction is subject to certain approvals and is expected to occur during the second quarter of 2013.

C.	KPN has announced that it is planning to conduct a rights issue in an amount up to €3 billion, and the Company has committed to participate in proportion to its current investment.

The Company has agreed to participate in the rights issue and subscribe for newly issued ordinary shares in KPN pro rata to its current participation in the total share capital of KPN.

D.	On March 19, 2013, AMX announced that in its Board of Directors meeting, the Board decided to submit to the Ordinary General Shareholders’ Meeting to be held on or before April 30, 2013, a proposal to:

(i)	make a payment of a cash dividend from the consolidated net profit tax account (cuenta de utilidad fiscal neta consolidada), of Ps. 0.22 (twenty two peso cents), payable in two installments, to each of the shares of its capital stock series “AA”, “A” and “L” outstanding as of the date of the dividend payment, subject to adjustments arising from other corporate events (including repurchase or placement of its own shares), that may vary the number of shares outstanding as of the date of said dividend payment; and
(ii)	(ii) to increase by Ps. 40.0 billion, the outstanding amount to repurchase shares in accordance with Article 56 of the Securities Market Law (Ley del Mercado de Valores).

E.	On March 21, 2013, AMX announced that the International Olympic Committee (“IOC”), has awarded it the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad in Rio de Janeiro, Brazil in 2016. AMX has acquired broadcast rights on all media platforms across Latin America.

24. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States. Certain notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2011 and 2012 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2012 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	As of December 31, 2011
Assets:
Cash and cash equivalents	Ps.	29,197,958	Ps.	2,012,334	Ps.	27,913,704			Ps.	59,123,996
Accounts receivable, net		14,813,792		10,824,959		109,128,438				134,767,189
Related parties		43,587,586		42,450,553		127,340,889		Ps.(209,965,129)		3,413,899
Inventories, net		776,540		14,789,027		18,612,019		(36,269)		34,141,317
Other current assets				568,473		10,278,276				10,846,749

		88,375,876		70,645,346		293,273,326		(210,001,398)		242,293,150
Plant, property and equipment, net		13,361,842		15,067,840		437,657,091				466,086,773
Investments in associated companies and others		579,314,439		118,109,790		85,084,029		(728,290,235)		54,218,023
Intangible assets and other non-current assets, net		1,882,874		7,567,118		175,584,806				185,034,798

Total assets	Ps.	682,935,031	Ps.	211,390,094	Ps.	991,599,252	Ps.	(938,291,633)	Ps.	947,632,744

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	1,197,237			Ps.	25,548,746	Ps.	(102,668)	Ps.	26,643,315
Current liabilities		108,076,405	Ps.	180,543,972		158,557,758		(209,047,136)		238,130,999

		109,273,642		180,543,972		184,106,504		(209,149,804)		264,774,314
Long-term debt		287,514,674				66,460,813				353,975,487
Other non-current liabilities		506,527		16,385		33,571,931		(851,595)		33,243,248

Total liabilities		397,294,843		180,560,357		284,139,248		(210,001,399)		651,993,049

Equity attributable to equity holders of parent company		285,640,188		30,829,737		643,257,563		(674,087,304)		285,640,184
Non-controlling interest						64,202,441		(54,202,930)		9,999,511

Total equity		285,640,188		30,829,737		707,460,004		(728,290,234)		295,639,695

Total liabilities and equity	Ps.	682,935,031	Ps.	211,390,094	Ps.	991,599,252	Ps.	(938,291,633)	Ps.	947,632,744

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations	Consolidated Total
	As of December 31, 2012
Assets:
Cash and cash equivalents	Ps.	27,269,924	Ps.	1,325,939	Ps.	16,891,337		Ps.	45,487,200
Accounts receivable, net		75,389,317		12,096,177		35,500,209			122,985,703
Related parties		138,169,930		27,703,098		192,498,010	Ps. (357,681,985)		689,053
Inventories, net		553,334		11,116,645		17,057,888	(30,047)		28,697,820
Other current assets				703,717		10,567,746			11,271,463

		241,382,505		52,945,576		272,515,190	(357,712,032)		209,131,239
Plant, property and equipment, net		11,154,013		21,379,116		467,901,143			500,434,272
Investments in associated companies and others		569,723,183		112,103,513		91,822,348	(700,532,759)		73,116,285
Intangible assets and other non-current assets, net		1,770,730		10,642,576		208,802,911			221,216,217

Total assets	Ps.	824,030,431	Ps.	197,070,781	Ps.	1,041,041,592	Ps.(1,058,244,791)	Ps.	1,003,898,013

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	6,165,849			Ps.	7,921,521	Ps. (465,564)	Ps.	13,621,806
Current liabilities		159,964,142	Ps.	178,378,331		254,285,245	(353,390,847)		239,236,871

		166,129,991		178,378,331		262,206,766	(353,856,411)		252,858,677
Long-term debt		355,666,397				48,381,885			404,048,282
Other non-current liabilities		436,230		16,435		38,070,634	(3,855,622)		34,667,677

Total liabilities		522,232,618		178,394,766		348,659,285	(357,712,033)		691,574,636

Equity attributable to equity holders of parent company		301,797,813		18,676,015		662,856,893	(681,532,906)		301,797,815
Non-controlling interest						29,525,414	(18,999,852)		10,525,562

Total equity		301,797,813		18,676,015		692,382,307	(700,532,758)		312,323,377

Total liabilities and equity	Ps.	824,030,431	Ps.	197,070,781	Ps.	1,041,041,592	(1,058,244,791)	Ps.	1,003,898,013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:
	For the year ended December 31, 2010

Total revenues	Ps.	3,745,818	Ps.	115,232,667	Ps.	611,355,753	Ps.	(100,444,909)	Ps.	629,889,329
Total cost and operating expenses		1,336,270		113,956,646		462,709,241		(100,434,237)		477,567,920

Operating (loss) income		2,409,548		1,276,021		148,646,512		(10,672)		152,321,409
Interest (expense) income, net		(11,138,004)		(3,164,235)		1,825,243		(2,200)		(12,479,196)
Exchange (loss) gain, net		4,822,580		542,954		216,040				5,581,574
Other financing cost, net		(1,815,045)		(2,895,023)		(7,265,887)				(11,975,955)
Taxes on profits		137,446		1,326,144		(37,677,209)				(36,213,619)
Equity interest in net income of associated companies		96,706,527		3,412,786		498,647		(98,946,750)		1,671,210

Net profit (loss) for year	Ps.	91,123,052		Ps.498,647	Ps.	106,243,346	Ps.	(98,959,622)	Ps.	98,905,423

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	91,123,052	Ps.	498,647	Ps.	97,951,398	Ps.	(98,450,045)	Ps.	91,123,052
Non-controlling interest						8,291,948		(509,577)		7,782,371

Net profit (loss)	Ps.	91,123,052	Ps.	498,647	Ps.	106,243,346	Ps.	(98,959,622)	Ps.	98,905,423

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	(7,928,786)	Ps.	500,693	Ps.	(7,924,918)	Ps.	8,197,303	Ps.	(7,155,708)

Effect of fair value of derivatives, net of deferred taxes		(401,357)				(401,357)		127,028		(675,686)

Total other comprehensive income items for the period		(8,330,143)		500,693		(8,326,275)		8,324,331		(7,831,394)

Total comprehensive income for the period	Ps.	82,792,909	Ps.	999,340	Ps.	97,917,071	Ps.	(90,635,291)	Ps.	91,074,029

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	82,792,909	Ps.	999,340	Ps.	89,635,951	Ps.	(90,635,291)	Ps.	82,792,909

Non-controlling interests						8,281,120				8,281,120

	Ps.	82,792,909	Ps.	999,340	Ps.	97,917,071	Ps.	(90,635,291)	Ps.	91,074,029

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:
	For the year ended December 31, 2011

Total revenues	Ps.	102,598,076	Ps.	127,108,045	Ps.	590,431,027	Ps.	(130,170,836)	Ps.	689,966,312
Total cost and operating expenses		57,092,568		116,587,293		491,094,000		(129,583,017)		535,190,844

Operating (loss) income		45,505,508		10,520,752		99,337,027		(587,819)		154,775,468
Interest (expense) income, net		(6,537,358)		(9,675,128)		2,278,785		(4,005)		(13,937,706)
Exchange (loss) gain, net		(19,497,182)		(646,502)		(2,251,032)				(22,394,716)
Other financing cost, net		2,433,267				5,773,049		(28,531)		8,177,785
Taxes on profits		(9,316,862)		(1,223,610)		(29,880,190)				(40,420,662)
Equity interest in net income of associated companies		70,266,156		1,350,663		326,175		(70,018,997)		1,923,997

Net profit (loss) for year	Ps.	82,853,529	Ps.	326,175	Ps.	75,583,814	Ps.	(70,639,352)	Ps.	88,124,166

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	82,853,529	Ps.	326,175	Ps.	67,927,923	Ps.	(68,254,098)	Ps.	82,853,529
Non-controlling interest						(7,655,891)		2,385,254		(5,270,637)

Net profit (loss)	Ps.	82,853,529	Ps.	326,175	Ps.	75,583,814	Ps.	(70,639,352)	Ps.	88,124,166

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	10,358,985	Ps.	2,235,365	Ps.	10,353,947	Ps.	(12,486,690)	Ps.	10,461,607
Effect of fair value of derivatives, net of deferred taxes		(276,748)				(190,559)		149,709		(317,598)

Total other comprehensive income items for the period		10,082,237		2,235,365		10,163,388		(12,336,981)		10,144,009

Total comprehensive income for the period	Ps.	92,935,766	Ps.	2,561,540	Ps.	85,747,202	Ps.	(82,976,333)	Ps.	98,268,175

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	92,935,766	Ps.	2,561,540	Ps.	80,414,793	Ps.	(82,976,333)	Ps.	92,935,766

Non-controlling interests						5,332,409				5,332,409

	Ps.	92,935,766	Ps.	2,561,540	Ps.	85,747,202	Ps.	(82,976,333)	Ps,	98,268,175

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:
	For the year ended December 31, 2012

Total revenues	Ps.	158,576,797	Ps.	136,378,076	Ps.	618,561,116	Ps.	(138,446,344)	Ps.	775,069,645
Total cost and operating expenses		87,525,232		131,836,240		536,580,453		(138,182,467)		617,759,458

Operating (loss) income		71,051,565		4,541,836		81,980,663		(263,877)		157,310,187
Interest (expense) income, net		(15,945,879)		(10,030,650)		6,836,011		2,522		(19,137,996)
Exchange (loss) gain, net		14,182,855		1,640,474		(8,428,175)				7,395,154
Other financing cost, net		(919,171)				(6,894,985)		3,818		(7,810,338)
Taxes on profits		16,473,632		442,558		29,462,501				46,378,691
Equity interest in net income of associated companies		39,545,142		879,423		(3,411,474)		(36,251,730)		761,361

Net profit (loss) for year	Ps.	91,440,880	Ps.	(3,411,475)	Ps.	40,619,539	Ps.	(36,509,267)	Ps.	92,139,677

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	91,440,880	Ps.	(3,411,475)	Ps.	35,490,074	Ps.	(32,078,599)	Ps.	91,440,880
Non-controlling interest						5,129,465		(4,430,668)		698,797

Net profit (loss)	Ps.	91,440,880	Ps.	(3,411,475)	Ps.	40,619,539	Ps.	(36,509,267)	Ps.	92,139,677

Other comprehensive income items:
Effect of translation of foreign entities	Ps.	(32,651,656)	Ps.	(4,822,249)	Ps.	(32,515,650)	Ps.	36,813,888	Ps.	(33,175,667)
Effect of fair value of derivatives, net of deferred taxes		(253,428)				(435,458)		449,722		(239,164)

Total other comprehensive income items for the period		(32,905,084)		(4,822,249)		(32,951,108)		37,263,610		(33,414,831)

Total comprehensive income for the period	Ps.	58,535,796	Ps.	(8,233,724)	Ps.	7,668,431	Ps.	754,343	Ps.	58,724,846

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	58,535,796	Ps.	(8,233,724)	Ps.	7,479,381	Ps.	754,343	Ps.	58,535,796

Non-controlling interests						189,050				189,050

	Ps.	58,535,796	Ps.	(8,233,724)	Ps.	7,668,431	Ps.	754,343	Ps.	58,724,846

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2010
Operating activities:

Profit before taxes	Ps.	98,767,975	Ps.	(827,498)	Ps.	143,920,558	Ps.	(106,741,993)	Ps.	135,119,042
Non-cash items		(109,311,476)		9,438,536		104,928,291		106,729,121		111,784,472
Changes in working capital:		(71,545,454)		39,496,263		(14,109,221)		12,872		(46,145,540)

Net cash flows (used in) provided by operating activities		(82,088,955)		48,107,301		234,739,628				200,757,974

Investing activities:
Acquisition of plant, property and equipment		(9,800,000)		(1,491,207)		(66,575,202)				(77,866,409)
Acquisition of licenses				(3,868,708)		(206,521)				(4,075,229)
Dividends received		61,525,499		3,300,000		8,871,250		(73,696,749)
Acquisition of non-controlling Interest						(31,463,621)				(31,463,621)
Fixed asset sales						884,241				884,241

Net cash flows provided by (used in) investing activities		51,725,499		(2,059,915)		(88,489,853)		(73,696,749)		(112,521,018)

Financing activities:
Bank loans, net		114,968,571				(83,015,282)				31,953,289
Acquisition of permanent Investments		(3,245,656)		(31,421,735)						(34,667,391)
Interest paid				(852,096)		(13,867,203)				(14,719,299)
Repurchase and others		(18,150,990)								(18,150,990)
Payment of dividends		(12,765,150)		(13,299,999)		(64,825,502)		73,696,749		(17,193,902)
Financial Instruments						826,850				826,850

Net cash flows (used in) provided by financing activities		80,806,775		(45,573,830)		(160,881,137)		73,696,749		(51,951,443)

Net (decrease) increase in cash and cash equivalents		50,443,319		473,556		(14,631,362)				36,285,513
Adjustment to cash flow for exchange rate differences						(113,581)				(113,581)
Cash and cash equivalents at beginning of the period		2,115,451		405,288		57,245,794				59,766,533

Cash and cash equivalents at end of the period	Ps.	52,558,770	Ps.	878,844	Ps.	42,500,851			Ps.	95,938,465

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2011
Operating activities:

Profit before taxes	Ps.	91,938,656	Ps.	1,549,784	Ps.	105,464,007	Ps.	(70,407,619)	Ps.	128,544,828
Non-cash items		(57,862,808)		13,623,630		113,896,923		69,791,121		139,448,866
Changes in working capital:		67,986,792		1,647,322		(145,007,404)		620,355		(74,752,935)

Net cash flows (used in) provided by operating activities		102,062,640		16,820,736		74,353,526		3,857		193,240,759

Investing activities:
Acquisition of plant, property and equipment		(3,561,842)		(5,360,109)		(111,271,237)				(120,193,188)
Acquisition of licenses						(993,692)				(993,692)
Dividends received		80,074,790				1,379,999		(81,454,789)
Acquisition of non-controlling interest		(123,626,353)		(991,358)		(1,279,701)		123,626,353		(2,271,059)
Fixed asset sales						38,312				38,312
Net cash flows provided by (used in) investing activities		(47,113,405)		(6,351,467)		(112,126,319)		42,171,564		(123,419,627)

Financing activities:
Bank loans, net		61,811,634				(15,803,025)				46,008,609
Acquisition of permanent investments		(64,458,586)				(3,005,784)				(67,464,370)
Interest paid		(9,487,535)		(7,955,780)		(623,978)				(18,067,293)
Paid-In capital						123,626,353		(123,626,353)
Repurchase and others		(52,368,010)				(1,358,774)				(53,726,784)
Payment of dividends		(13,807,550)		(1,379,999)		(83,306,363)		81,450,932		(17,042,980)
Financial instruments						3,158,678				3,158,678

Net cash flows (used in) provided by financing activities		(78,310,047)		(9,335,779)		22,687,107		(42,175,421)		(107,134,140)

Net (decrease) increase in cash and cash equivalents		(23,360,812)		1,133,490		(15,085,686)				(37,313,008)
Adjustment to cash flow for exchange rate differences						498,539				498,539
Cash and cash equivalents at beginning of the period		52,558,770		878,844		42,500,851				95,938,465

Cash and cash equivalents at end of the period	Ps.	29,197,958	Ps.	2,012,334	Ps.	27,913,704			Ps.	59,123,996

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	For the year ended December 31, 2012
Operating activities:

Profit before taxes	Ps.	107,914,511	Ps.	(2,968,915)	Ps.	70,082,039	Ps.	(36,509,267)	Ps.	138,518,368
Non-cash items		(18,152,646)		13,469,502		92,470,548		36,255,587		124,042,991
Changes in working capital:		(142,895,497)		9,638,378		77,060,843		239,272		(55,957,004)

Net cash flows (used in) provided by operating activities		(53,133,632)		20,138,965		239,613,430		(14,408)		206,604,355

Investing activities:
Acquisition of plant, property and equipment		17,060		(9,869,258)		(113,969,954)				(123,822,152)
Acquisition of licenses						(5,964,043)				(5,964,043)
Dividends received		26,421,133				(571,187)		(25,278,759)		571,187
Acquisition of non-controlling interest		(8,060,283)				(73,849,936)		8,060,283		(73,849,936)
Fixed asset sales						58,006				58,006
Net cash flows provided by (used in) investing activities						5,378,807				5,378,807

		18,377,910		(9,869,258)		(188,918,307)		(17,218,476)		(197,628,131)

Financing activities:
Bank loans, net		89,462,233				(46,721,960)				42,740,273
Acquisition of permanent investments		(10,871,455)				(181,219)				(11,052,674)
Interest paid		(12,868,552)		(7,036,101)		(1,425,138)				(21,329,791)
Paid-In capital						8,060,283		(8,060,283)
Repurchase and others		(17,836,724)								(17,836,724)
Payment of dividends		(15,057,814)		(3,920,000)		(21,700,000)		25,293,167		(15,384,647)
Financial instruments						5,003,187				5,003,187

Net cash flows (used in) provided by financing activities		32,827,688		(10,956,101)		(56,964,847)		17,232,884		(17,860,376)

Net (decrease) increase in cash and cash equivalents		(1,928,034)		(686,394)		(6,269,724)				(8,884,152)
Adjustment to cash flow for exchange rate differences						(4,752,644)				(4,752,644)
Cash and cash equivalents at beginning of the period		29,197,958		2,012,334		27,913,704				59,123,996

Cash and cash equivalents at end of the period	Ps.	27,269,924	Ps.	1,325,940	Ps.	16,891,336			Ps.	45,487,200