Form 20-F/A
period 2012-12-31
AMERICA MOVIL SAB DE CV/
filed 2013-09-05
CIK 1129137

As filed with the Securities and Exchange Commission on September 5, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

Amendment No. 1

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

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) is being filed solely to correct a typographical error contained in “Item 15. Controls and Procedures” of the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of América Móvil, S.A.B. de C.V. (the “Registrant”), which was originally filed on April 30, 2013 (the “Form 20-F”).

This Amendment No. 1 consists of a cover page, this explanatory note, the corrected Item 15, Item 19, the signature pages and required certifications of the chief executive officer and chief financial officer of the Registrant, as well as the consent of the Registrant’s independent auditors to the incorporation by reference of their report on the effectiveness of the Registrant’s internal control over financial reporting included in this Amendment No.1.

This Amendment No. 1 makes no changes to the financial statements of the Registrant included in the Form 20-F. Except as described above, this Amendment No.1 does not amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

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

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

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

Item 19.	Exhibits

Documents filed as exhibits to this amendment:

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 5, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer