Form 20-F
period 2013-12-31
AMERICA MOVIL SAB DE CV/
filed 2014-04-30
CIK 1129137

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2013

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México, D.F., México

(address of principal executive offices)

Daniela Lecuona Torras, Telephone: (5255) 2581-4449, E-mail: daniela.lecuona@americamovil.com

Facsimile: (5255) 2581-4422, Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Ampliación Granada, Delegación Miguel Hidalgo,

11529, México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 20 A Shares, without par value	NASDAQ National Market
A Shares, without par value	NASDAQ National Market (for listing purposes only)
American Depositary Shares, each representing 20 L Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange (for listing purposes only)
2.375% Senior Notes Due 2016	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange
Floating Rate Senior Notes Due 2016	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2013:

23,424 million	AA Shares
681 million	A Shares
46,370 million	L Shares

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.13.0765 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2013, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

In June 2011, we effected a two for one stock split. Unless otherwise noted, all share and per share data in this annual report have been adjusted to reflect the stock split for all periods presented. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements. We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	For the year ended December 31,
	2009		2010		2011		2012		2013		2013
	(millions of pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:
Operating revenues	Ps.	581,560	Ps.	629,889	Ps.	689,966	Ps.	775,070	Ps.	786,101	U.S.$	60,115
Operating costs and expenses		433,910		478,959		532,360		613,920		631,843		48,320
Depreciation and amortization		79,904		91,071		93,997		103,585		101,535		7,765
Operating income		147,650		150,930		157,606		161,150		154,258		11,795
Net profit	Ps.	106,901	Ps.	98,905	Ps.	88,199	Ps.	91,649	Ps.	74,974	U.S.$	5,734

Net profit attributable to:
Equity holders of the parent	Ps.	92,698	Ps.	91,123	Ps.	83,045	Ps.	90,988	Ps.	74,625	U.S.$	5,707
Non-controlling interests		14,203		7,782		5,154		661		349		27

Net profit	Ps.	106,901	Ps.	98,905	Ps.	88,199	Ps.	91,649	Ps.	74,974	U.S.$	5,734

Earnings per share:
Basic	Ps.	1.19	Ps.	1.15	Ps.	1.06	Ps.	1.19	Ps.	1.02	U.S.$	0.08
Diluted	Ps.	1.19	Ps.	1.15	Ps.	1.06	Ps.	1.19	Ps.	1.02	U.S.$	0.08
Dividends declared per share(1)	Ps.	0.40	Ps.	0.16	Ps.	0.18	Ps.	0.20	Ps.	0.22	U.S.$	0.017
Dividends paid per share(2)	Ps.	0.40	Ps.	0.16	Ps.	0.18	Ps.	0.20	Ps.	0.22	U.S.$	0.017
Weighted average number of shares outstanding (millions):
Basic		77,930		79,020		78,599		76,111		72,866
Diluted		77,930		79,020		78,599		76,111		72,866

			As of December 31,
	2009		2010		2011		2012		2013		2013
	(millions of pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:
Property, plant and equipment, net	Ps.	418,733	Ps.	411,820	Ps.	466,087	Ps.	500,434	Ps.	501,107	U.S.$	38,321
Total assets		790,903		863,083		939,603		987,685		1,025,592		78,430
Short-term debt and current portion of long-term debt		44,967		9,039		26,643		13,622		25,841		1,976
Long-term debt		232,274		294,060		353,975		404,048		464,478		35,520
Total equity		276,816		293,411		236,461		254,848		210,301		16,082
Capital stock		30,116		96,433		96,420		96,415		96,392		7,371
Number of outstanding shares (millions):
AA Shares		23,424		23,424		23,424		23,424		23,424
A Shares		902		786		756		712		681
L Shares		52,866		56,136		52,810		51,703		46,370
Ratio of Earnings to Fixed Charges(3)		8.4		6.8		5.6		5.4		3.9

(1)	Figures provided represent the annual dividend declared at the general shareholders’ meeting. Figures for 2009 include a special dividend of Ps.0.25 per share.
(2)	For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(3)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income of associates, during the period.

In 2013, we started to account for our employment benefits according to the revised IAS 19—Employee benefits (“IAS 19R”). In accordance with its transition provisions, we applied this standard retrospectively as of and for the years ended December 31, 2012 and 2011. We have also adjusted the selected consolidated financial information above for the years ended December 31, 2010 and 2009. For further details on the effects of retroactive application of IAS 19R, see Note 3 to our consolidated financial statements.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Board of Governors of the Federal Reserve System, expressed in pesos per U.S. dollar.

Period	High	Low	Average(1)	Period End
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013	13.4330	11.9760	12.8574	13.0980
October	13.2465	12.7665		12.9995
November	13.2430	12.8710		13.1110
December	13.2165	12.8505		13.0980
2014
January	13.4560	12.9965		13.3585
February	13.5090	13.2035		13.2255
March	13.3315	13.0560		13.0560
April (through April 25)	13.1350	12.9500		13.1350

(1)	Average of month-end rates.

On April 25, 2014, the noon buying rate published by the Board of Governors of the Federal Reserve System was Ps.13.1350 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

Some of the information contained in this annual report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about the future economic performance of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors”, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

RISK FACTORS

Risks Relating to Our Operations

Competition in the telecommunications industry is intense and could adversely affect the revenues and profitability of our operations

Our businesses face substantial competition. We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services and convergence. We also expect consolidation in the telecommunications industry, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

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

New Legal Framework for the Regulation of Telecommunications Services in Mexico

Mexico is currently developing a new legal framework for the regulation of telecommunications and broadcasting services, based on a package of constitutional amendments enacted in June 2013. The new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”) issued a resolution in March 2014, determining that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and imposing certain asymmetric regulations on our Mexican fixed-line and wireless businesses. A bill that proposes implementing legislation for the June 2013 constitutional amendments is currently under consideration in the Mexican Congress and is likely to be adopted in the near future. The long-term effects of the IFT measures and the proposed legislation could be adverse to our interests in significant respects and could materially adversely affect our business and results of operations. We are contesting the IFT’s preponderant economic agent determination and the imposition of asymmetric regulations, but the existing measures are in effect while our challenge is pending, and failure to comply with the new legal framework may result in material fines as well as restrictions on our operations and our ability to enter into new markets, such as broadcasting and Pay TV.

Governmental or regulatory actions could adversely affect our operations

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

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, Mexico is developing a new legal framework that aims to promote competition and investment in the telecommunications sector by imposing asymmetric regulation upon economic agents deemed “preponderant.” Furthermore, in the countries in which we operate outside of Mexico, we could face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

Dominant carrier regulations could adversely affect our business by limiting our ability to pursue competitive and profitable strategies

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

We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. For example, Mexico is currently developing a new legal framework for the regulation of the telecommunications sector that imposes asymmetric measures on preponderant economic agents. Any such new regulation could have a material adverse effect on our operations.

We will have to acquire additional radio spectrum capacity and upgrade our existing networks in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services, not only for our global system for mobile communications (“GSM”), universal mobile telecommunications systems (“UMTS”) and long term evolution (“LTE”) networks, but also for the deployment of new generation networks to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they would not meet our needs as effectively.

In addition, the continual maintenance and upgrading of our wireless networks is critical to expanding our coverage, increasing our capacity to absorb higher bandwidth usage and adapting to new technologies, as well as offering more specialized services to our customers.

Our concessions and licenses are for fixed terms, and conditions may be imposed on their renewal

Our concessions and licenses have specified terms, ranging typically from 5 to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. For example, we currently face upcoming renewals in both Chile and Colombia. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. If our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally at fair market value, although certain jurisdictions provide for other valuation methodologies.

In addition, the regulatory regimes and laws of the jurisdictions in which we operate permit the government to revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

We continue to look for acquisition opportunities, and any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition

We continue to look for investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. Any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition, but we cannot provide assurance that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

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

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Mexico and Brazil. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in Note 17 to our audited consolidated financial statements included in this annual report.

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

In Brazil, for example, our satellite operations may be affected if we experience a delay in launching new satellites to replace those currently in use when they reach the end of their operational lives. Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/or launch failures.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.6% for the year ended December 31, 2012 and 3.6% for the year ended December 31, 2013. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We rely on key suppliers and vendors to provide equipment that we need to operate our business

We rely upon various key suppliers and vendors, including Apple, Nokia, Sony (formerly known as Sony-Ericsson), Motorola, LG, Samsung, Huawei, Alcatel-Lucent, Nokia Solutions and Networks (formerly known as Nokia Siemens Networks), Ericsson, ZTE and Blackberry to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained in our concessions.

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

Risks Relating to the Telecommunications Industry Generally

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

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

Developments in the telecommunications sector have resulted, and may result, in substantial write-downs of the carrying value of certain of our assets

We review on an annual basis, or more frequently where the circumstances require, the carrying value of each of our assets, subsidiaries, and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Impairment of Long-Lived Assets” under Item 5.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

Based on reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his two sons who are co-chairs of our Board of Directors, Patrick Slim Domit and Carlos Slim Domit, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. The interests of the Slim Family may diverge from the interests of our other investors.

We have significant transactions with affiliates

We engage in different transactions with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., which may be deemed for certain purposes to be under common control with América Móvil, as well as with subsidiaries of our shareholder AT&T, Inc. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with related parties, sell our investments to related parties and buy investments from related parties. For more information about our transactions with affiliates see “Related Party Transactions” under Item 7.

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

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. For example, our results of operations were adversely affected by weak economic conditions in Mexico and Brazil in 2013, and may be so affected again in 2014.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2012, changes in currency exchange rates led us to report net foreign exchange gains of Ps.7,395 million. In 2013, we reported net foreign exchange losses of Ps.19.6 billion. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would interfere with or limit our ability to transfer funds between us and our subsidiaries.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could, however, institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions, and the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

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

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Fixed line
	Embratel	Fixed line, Pay TV
	Net	Fixed line, Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone SimpleMobile	Wireless Wireless

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

The following table sets forth the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries where we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home (“DTH”) Pay TV units. The table includes total subscribers and RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements, and in particular: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama; and (d) Caribbean refers to the Dominican Republic and Puerto Rico.

	December 31,
	2011	2012	2013
	(in thousands)
Wireless subscribers:
Mexico	65,678	70,366	73,505
Brazil	60,379	65,239	68,704
Colombia	28,819	30,371	28,977
Southern Cone	26,281	27,432	28,166
Andean Region	22,311	24,638	23,886
Central America	12,932	15,271	17,222
United States	19,762	22,392	23,659
Caribbean	5,592	5,848	5,764

Total wireless subscribers	241,755	261,557	269,883

RGUs:
Mexico	22,766	22,721	22,451
Brazil(1)	23,589	28,586	32,683
Colombia	3,548	4,195	4,749
Southern Cone	1,336	1,508	1,714
Andean Region	863	1,120	1,343
Central America	3,621	3,896	4,261
Caribbean	2,159	2,165	2,244

Total RGUs	57,883	64,191	69,445

(1)	Includes RGUs of Net Serviços for all years presented.

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand:

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., (“Telcel”) which operates under its own brand, is the largest provider of wireless services in Mexico, based on the number of subscribers.

•	Mexico Fixed. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), which operates under its own brand, is the largest nationwide provider of fixed-line telephone services in Mexico, based on the number of subscribers.

•	Brazil. Our subsidiaries provide wireless telecommunications services under the brand name Claro and together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Two of our subsidiaries, Empresa Brasileira de Telecomunicações, S.A. (“Embratel”) and Net Serviços de Comunicação, S.A. (“Net Serviços”), also operate under their own brands. Embratel, together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil. Net Serviços is the largest cable television operator in Brazil. Together they offer quadruple-play services in Brazil, with a cable television network that passed 18.8 million homes as of December 31, 2013.

•	Colombia. We provide wireless services in Colombia, where we are the largest wireless service provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. As of December 31, 2013, our network passed 6.8 million homes.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•	Andean Region. We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 1.1 million homes, and Ecuador, where our network passed 499 thousand homes, as of December 31, 2013.

•	Central America. We provide fixed-line, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama and Costa Rica.

•	United States. Our subsidiary TracFone Wireless, Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates primarily under the TracFone and Simple Mobile brands.

•	Caribbean. We provide fixed-line, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers.

Other Investments

We have substantial investments in Koninklijke KPN N.V. (“KPN”) and Telekom Austria AG (“Telekom Austria”). KPN is the leading telecommunications and IT services provider in The Netherlands and is listed on the Amsterdam Stock Exchange (Euronext Amsterdam). Telekom Austria is the leading telecommunications provider in Central and Eastern Europe and is listed on the Vienna Stock Exchange (Wiener Börse AG). In our audited consolidated financial statements, we account for KPN and Telekom Austria using the equity method.

History and Corporate Information

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were established in September 2000 when Telmex, a fixed-line Mexican telecommunications operator, privatized in 1990 and spun off to us its mobile operations in Mexico and other countries. We have made significant acquisitions throughout Latin America and the Caribbean, and we have also expanded our businesses organically. During 2010, we acquired control of Telmex and Telmex Internacional, S.A.B. de C.V. (currently, Telmex Internacional, S.A. de C.V., or “Telmex Internacional”) in a series of public tender offers. We continue to look for other investment opportunities in telecommunication companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Our principal executive offices are located at Lago Zurich 245, Plaza Carso, Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Recent Developments

Mexican Telecommunications Reforms

In late 2012, Mexico began a process of significantly changing the legal framework for the regulation of telecommunications and broadcasting services. These reforms are aimed at enhancing and promoting investment in the telecommunications and broadcasting sectors in Mexico, in order to increase penetration, promote universal coverage, reduce prices and provide the whole population with access to quality services and content.

The first legal step in the reforms was a package of constitutional amendments that became effective in June 2013. Among other things, the constitutional amendments established a new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”), established specialized courts for telecommunications and broadcasting matters, and identified criteria for declaring a “preponderant economic agent” in each of the telecommunications and broadcasting sectors and certain asymmetric measures that may be imposed to protect competition and consumers. The ultimate effects of the amendments on us and our competitors will depend on implementing legislation and regulatory actions.

On March 7, 2014, the IFT issued a resolution declaring that we and our operating subsidiaries Telcel, Telmex and Telnor, along with certain other companies that have common shareholders with us, comprise an “economic interest group” that is a “preponderant economic agent” in the telecommunications market. In the same resolution, the IFT also imposed certain specific asymmetric measures on us and our operating subsidiaries, many of which could have material and adverse effects on our operations in Mexico and our financial results. The IFT’s preponderant economic agent determination and the asymmetric measures it imposed on us are summarized under “Regulation—Mexico—Asymmetric Regulation of the Preponderant Economic Agent.”

We have filed, in the specialized telecommunications courts created by the constitutional amendments, a challenge (juicio de amparo) to the IFT’s preponderant economic agent determination and the imposition of asymmetric measures. We are unable to predict the likelihood of our success in that challenge, or the timing of any final result, and the courts will not suspend the IFT’s asymmetric measures while our challenge is pending.

On March 24, 2014, the Mexican President submitted a bill to Congress proposing implementing legislation for the June 2013 constitutional amendments. When enacted, the legislation will establish the new Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión). The currently available public version of the bill would phase out long-distance charges for fixed-line and mobile services in Mexico, in the case of fixed-line services over a one-year period, and in the case of mobile services over a period determined by the IFT. In addition, the bill proposes new measures that would apply to an entity determined to be the preponderant economic agent in the telecommunications sector, including:

•	setting fixed and mobile interconnection rates at zero until the IFT determines there is “effective competition” in the telecommunications sector;

•	requiring all rates to be approved by the IFT before going into effect, and imposing specific rate requirements; and

•	conditioning our ability to provide broadcasting or Pay TV services on, among other things, two years of compliance with the IFT’s asymmetric measures and the new federal law, and the payment of any new concession fees.

We expect that the implementing legislation will be adopted in 2014, but we cannot predict the content of the final legislation. Additional measures proposed by the bill are summarized under “Regulation—Mexico.”

Telekom Austria

On April 23, 2014, we announced that we had entered into a shareholders’ agreement (the “TKA Shareholders’ Agreement”) with Telekom Austria’s largest shareholder, Österreichische Industrieholding AG (or “OIAG”), an entity controlled by the Republic of Austria. Together, we and OIAG own more than 50% of the voting shares of Telekom Austria. The TKA Shareholders’ Agreement has a term of ten years, subject to termination if, among other things, either party’s participation in Telekom Austria falls below 10%. The effectiveness of the TKA Shareholders’ Agreement and the launching of TKA Offer (as defined below) are subject to certain regulatory approvals in Austria, and certain merger control authorizations in Austria and in the other Central and Eastern European countries in which Telekom Austria currently operates.

The TKA Shareholders’ Agreement provides for nominations to Telekom Austria’s supervisory board and management board (together, the “TKA Boards”) and for the coordinated exercise of voting on the TKA Boards and at shareholders’ meetings, subject, in both cases, to certain specific veto rights in favor of OIAG that are summarized below. Under these provisions, we will have the right to appoint the majority of the members of each of the TKA Boards. Resolutions by both of the TKA Boards are adopted by a simple majority.

As long as OIAG holds more than 25% of Telekom Austria’s share capital, OIAG will have veto rights with respect to certain matters, including capital increases that would result in OIAG’s shareholding falling to 25% or below, appointment of Telekom Austria’s statutory auditors, relocation of Telekom Austria’s corporate headquarters outside of Austria, related party transactions, sale of core businesses and amendments to the corporate name of Telekom Austria. Certain of these veto rights will remain in effect even if OIAG’s shareholding falls to 25% or below.

As a result of signing the TKA Shareholders’ Agreement, we are required by Austrian law to offer to purchase all of the outstanding shares of Telekom Austria not held by us, OIAG or Telekom Austria (the “TKA Offer”). We expect to launch the TKA Offer during May or June 2014 at a price of €7.15 per share, subject to obtaining regulatory approvals. The total purchase price for us, if all the outstanding shares subject to the TKA Offer are tendered, would be approximately €1.4 billion.

Also under the terms of the TKA Shareholders’ Agreement, we and OIAG have agreed to vote in favor of a capital increase for Telekom Austria of €1.0 billion. We have also agreed to participate in the capital increase, pro-rata to our then current participation in Telekom Austria, and OIAG has agreed to participate as necessary in order for it to maintain ownership of more than 25% of Telekom Austria. The capital increase is subject to the closing of the TKA Offer.

AMX-1 Submarine Cable System

In July 2014, we expect to begin commercial operation of América Móvil 1 (the “AMX-1 System”), a 17,500 km submarine cable system initially deployed with 40 Gigabit per second (40G) transmission and specifically designed for 100 Gigabit per second (100G) transmission. The cable runs from the United States to Central America and Brazil and enables us to provide international connectivity to all our subsidiaries in those areas. The AMX-1 System connects seven countries via eleven landing points. The higher transmission speeds we will be able to achieve as a result of the new system should substantially improve our customers’ communications experiences, providing opportunities for creation and innovation.

Acquisition of Start Wireless Group

On January 16, 2014, our subsidiary TracFone acquired substantially all of the assets of Start Wireless Group, Inc. (“Start Wireless”), which operates under the Page Plus brand. Start Wireless is a mobile virtual network operator in the United States, and provides services to approximately 1.4 million customers and offers, among other services, prepaid voice plans, messaging and data.

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

As of December 31, 2013, we had approximately 73.5 million cellular subscribers, approximately 87.2% of which were prepaid customers, which represented a market share of 70.2%.

In 2013, our Mexico Wireless segment had revenues of Ps.193,178 million representing 24.6% of our consolidated revenues for such period. As of December 31, 2013, our Mexico Wireless operations represented approximately 27.2% of our total wireless subscribers, as compared to 26.9% at December 31, 2012.

The following table sets forth information regarding our Mexico Wireless segment’s subscriber base, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2011		2012		2013
ARPU (year ended)	Ps.	166	Ps.	176	Ps.	167
Subscribers (thousands):
Prepaid		58,218		61,756		64,112
Postpaid		7,460		8,610		9,393

Total		65,678		70,366		73,505

Market share		68.2%		69.6%		70.2%
MOUs (year ended)		223		265		273
Wireless churn rate (year ended)		3.7%		3.7%		3.8%

Services and Products

Voice Services and Products

Telcel offers wireless voice and data services under a variety of service plans to meet the needs of different user segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Although prepaid customers typically generate lower levels of usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plans, we believe the prepaid market represents a large and growing market in Mexico because, compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower customer acquisition costs and billing expenses, and no payment risk.

Rates for postpaid plans have not increased since April 1999 and rates for prepaid plans have not increased since 2002. Rates for both types of plans are affected by the Mexican economic and regulatory environment. In addition, in recent periods Telcel has offered certain discounts and promotions that reduce the effective rates that its postpaid and prepaid customers pay.

Telcel offers international roaming services to its subscribers through the networks of cellular service providers with which Telcel has entered into international roaming agreements around the world. In Mexico, Telcel also provides GSM and 3G roaming services to customers of Telcel’s international roaming partners.

In connection with the provision of its voice services, Telcel earns mobile termination revenues from calls to any of its subscribers that originate with another service provider. Telcel charges the service provider from whose network the call originates a mobile termination charge for the time Telcel’s network is used in connection with the call. Similarly, Telcel must pay mobile termination fees in respect of calls made by its subscribers to customers of other service providers. There has been extensive controversy, and legal and administrative proceedings, concerning the terms of these interconnection agreements in Mexico, and in the future, Telcel may not be able to charge other service providers for mobile termination charges. See “Recent Developments”, “Regulation—Mexico” and “Regulation—Mexico—Mexican Regulatory Proceedings—Mobile Termination Rates” under this Item 4 and Note 17 to our audited consolidated financial statements included in this annual report.

Value-Added Services

Telcel offers value-added services, including data, messaging, mobile entertainment and enterprise mobility services.

Data Services

Through its GSM/EDGE, 3G and 4G LTE networks, Telcel offers mobile internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming, interactive applications and other internet services. Telcel also offers data services through roaming service agreements.

Handsets and Accessories

Telcel offers a variety of products as complements to its wireless services, including handsets, smartphones, broadband cards, tablets and accessories such as chargers, headsets and batteries.

Other Services and Products

In addition, Telcel offers other wireless services, such as PC and wireless security services, machine-to-machine services, near field communication services, mobile payment solutions, mobile applications, VPN services, Oficina Móvil Telcel (a services suite designed to provide companies with productivity-enhancing applications), video calls and mobile banking. Our internet content portal, Ideas, offers a wide range of services and content such as video, music, radio, online gaming and applications.

Marketing

Telcel develops customer and brand awareness through its marketing and promotion efforts and high-quality customer care. Telcel builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, digital media, sponsorship of sports events and other outdoor advertising campaigns. Telcel promotes social responsibility through programs such as its alliances with the World Wildlife Fund and the (RED) campaign. In addition, Telcel has a loyalty rewards program, Círculo Azul, that offers postpaid customers points that can be redeemed for handsets and other goods or services provided by third parties.

In 2013, our marketing efforts were mainly focused on highlighting that we have one of the best 3G networks in the world, while also promoting our 4G LTE network in the main cities of Mexico.

Sales and Distribution

Telcel markets its wireless services and products primarily through exclusive distributors located throughout Mexico, who sell Telcel’s services and products, including handsets, postpaid plans and prepaid cards, and receive commissions through approximately 21,533 points of sale. In addition, Telcel’s company-owned retail stores offer one-stop shopping for a variety of wireless services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. As of December 31, 2013, Telcel owned and operated 346 customer sales and service centers throughout Mexico and will continue to open new sales and service centers as necessary in order to offer its products directly to subscribers in more effective ways. In addition, Telcel has a dedicated corporate sales group to service the needs of its large corporate and other high-usage customers. In the year ended December 31, 2013, approximately 30% of Telcel’s sales of handsets were generated by cellular distributors, 22% from sales in company-owned stores and 48% from direct sales to corporate accounts.

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

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support, with approximately 65.6% of Telcel’s employees dedicated to customer service. Customers may call a toll-free telephone number, go to one of the customer sales and service centers located throughout Mexico or access Telcel’s website to make inquiries.

Our Networks and Technology

Telcel’s wireless networks, which cover approximately 94.5% of the Mexican population, use digital technologies in the 850 MHz frequency spectrum, 1900 MHz frequency spectrum and the 1.7/2.1 GHz frequency spectrum. As of December 31, 2013, Telcel has networks using:

•	GSM technology in the 1900 and 850 MHz frequency spectrums;

•	enhanced data rates for GSM evolution (“EDGE”) technologies in the 1900 and 850 MHz frequency spectrum;

•	3G UMTS/HSPA technologies in the 850 and 1900 MHz frequency spectrum; and

•	4G LTE technology in the 1.7/2.1 GHz frequency spectrum.

GSM/EDGE network

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, having built and installed a GSM network in the 1900 MHz spectrum in those regions. In addition, Telcel has continued with the expansion of its GSM network by using the 850 MHz and 1900 MHz spectrum since 2006. As of December 31, 2013, Telcel’s GSM subscriber base represented approximately 67.2% of Telcel’s total subscribers.

In addition, Telcel upgraded the GSM network with EDGE technology in 2005. It has implemented EDGE technology in all localities with GSM coverage (approximately 202,000 localities), including all the major cities and roads in Mexico.

3G network

Telcel operates a UMTS 3G network in Mexico using the existing 850 MHz spectrum using HSPA, a mobile telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. In addition, Telcel continues to expand its 3G network by using the 1900 MHz spectrum band. As of December 31, 2013, Telcel’s UMTS/HSPA network covered approximately 132,672 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2014 to urban as well as rural areas. As of December 31, 2013, Telcel’s UMTS/HSPA subscriber base represented approximately 31.4% of Telcel’s total subscribers. We expect to improve our network coverage in cities and areas with high data usage through the ongoing deployment of HSPA+ protocol.

4G network

In 2010, Telcel obtained additional spectrum in the 1.7/2.1 GHz spectrum for each of the nine regions of Mexico. In November 2012, Telcel began offering 4G services using a LTE technology based network in Mexico’s nine major cities and expanded its coverage to other large and medium cities through 2013. Telcel plans to continue expanding its coverage through 2014. LTE allows us to offer higher bitrates in mobile data services and is the leading 4G technology across the globe. As of December 31, 2013, Telcel’s LTE subscriber base represented approximately 1.4% of Telcel’s total subscribers.

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

The effects of competition on Telcel depend, in part, on the business strategies of its competitors, on regulatory developments and on the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. See “Regulation—Mexico” under this Item 4.

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

MEXICO FIXED OPERATIONS

We offer fixed-line services and products in Mexico mainly through our subsidiary Telmex and its subsidiaries in Mexico. Telmex is the leading provider of fixed-line voice and broadband services in Mexico. As of December 31, 2013, we had approximately 13.5 million fixed-line voice subscribers and 8.9 million broadband subscribers in Mexico.

In 2013, our Mexico Fixed segment had revenues of Ps.105,869 million, representing 13.5% of our consolidated revenues for such period. As of December 31, 2013, our Mexico Fixed operations represented approximately 32.3% of our total RGUs, as compared to 35.3% at December 31, 2012.

The following table sets forth information regarding our Mexico Fixed segment’s subscriber base, traffic and operating measures at the dates and for the periods indicated:

	December 31,
	2011	2012	2013
RGUs (thousands):
Fixed voice	14,814	14,224	13,543
Broadband	7,952	8,497	8,908

Total	22,766	22,721	22,451

Traffic (year ended) (millions):
Long-distance minutes	27,320	33,156	34,868
Interconnection minutes	37,789	38,368	41,216

Total minutes	65,109	71,524	76,084

Churn rate (year ended):
Fixed voice	1.2%	1.1%	1.4%
Broadband	1.4%	1.4%	1.2%

Services and Products

Voice Services and Products

Telmex offers a variety of fixed-line voice services and products, including local-service, domestic and international long-distance service and public telephony services, under a variety of plans to meet the needs of different market segments.

Telmex charges for fixed-line local telephone service include (a) installation charges, (b) monthly line-rental charges, (c) local-service calls, (d) digital services and (e) charges for other services, such as the transfer and reconnection of a line to another address. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call. The concession Telmex holds to operate a public network for basic telephone services allows but does not require Telmex to base its charges on the duration of each call. Telmex does not currently charge by duration of calls in any region, except in the case of prepaid services.

Telmex’s rates for domestic long-distance service are based on call duration and type of service (direct-dial or operator-assisted) and apply once customers exceed the number of minutes included in their service packages. Under the 2014 telecommunications legislation, Telmex must phase out domestic long-distance charges over a three-year period ending in 2017.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call. These charges apply once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans. Telmex has not increased its rates since 2001 for local telephone service and since 1999 for domestic long-distance service and international long-distance calls, continuing its trend of offering lower rates in real terms every year. In addition, Telmex provides interconnection services pursuant to which (a) long-distance, local and mobile-phone carriers operating in Mexico establish points of interconnection between their networks and Telmex’s network and (b) Telmex carries calls between the points of interconnection and its customers. When a customer of another carrier calls a local-service customer of Telmex, Telmex completes the call by carrying the call from the point of interconnection to the particular customer, and when a local-service customer of Telmex who has preselected a competing long-distance carrier makes a long-distance call, Telmex carries the call from the customer to the point of interconnection with that other long-distance carrier’s network. As a result of Mexico’s “bill and keep” system, under which local carriers and cable television providers do not pay interconnection fees to other local carriers, Telmex does not receive an interconnection fee from these calls.

Data Services and Products

Telmex’s data service business is comprised of internet access service and corporate network services. Telmex’s broadband service, which it provides under the Infinitum brand, allows its customers to use its high-capacity connectivity services with applications such as video-conferencing, file transfer and e-mail. Infinitum operates over Asymmetric Digital Subscriber Line technology.

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

Telmex currently provides billing and collection services to companies such as Medicall Home, Socio Águila, Teletón, Telecomunicaciones de México and Dish México S. de R.L. de C.V. (“Dish México”). In November 2008, Telmex entered into several agreements with Dish México and its affiliates, which operate a DTH Pay TV system in Mexico, pursuant to which Telmex is currently providing customary services, including billing and collection, among others.

Sales and Distribution

Telmex uses its network of Telmex stores (Tiendas Telmex) to offer its products and services throughout Mexico. In addition to functioning as customer-service centers, Telmex’s stores offer a wide range of computer and telecommunications equipment and accessories, which may be purchased outright or through installment payment plans.

Billing and Collection

Telmex bills its customers through monthly invoices, which detail itemized charges. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks and at Telmex’s and other designated retail stores and electronically through the internet websites of Telmex and of banks.

Our Networks and Technology

Telmex’s local and long-distance fiber optic network consists of approximately 181,300 kilometers that connect all major cities in Mexico. In addition, Telmex’s local and long-distance fiber optic network connects Mexico, through submarine cables, with multiple other countries.

Competition

Telmex faces competition from other holders of long-distance and local-service licenses, Pay TV operators that provide telephone and internet service and wireless telecommunications providers. Telmex’s main competitors in Mexico are Alestra S. de R.L. de C.V., Axtel S.A.B. de C.V., Maxcom Telecomunicaciones S.A.B. de C.V., Megacable Holdings S.A.B. de C.V., Cablevisión, S.A.B. de C.V. and Cablemás S.A. de C.V.

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

As of December 31, 2013, we had approximately 68.7 million wireless subscribers, approximately 79.2% of which were prepaid customers, which represented a market share of 24.8%. As of December 31, 2013, we also had approximately 11.2 million fixed-line subscribers, 6.7 million broadband subscribers and 14.8 million Pay TV subscribers.

In 2013, our Brazil segment had revenues of Ps.199,887 million, representing 25.4% of our consolidated revenues for such period. As of December 31, 2013, our Brazil segment operations represented approximately 25.5% of our total wireless subscribers, as compared to 24.9% at December 31, 2012, and approximately 47.1% of our total RGUs, as compared to 44.6% at December 31, 2012.

The following table sets forth information regarding our Brazil segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. Operating data in the following table include Net Serviços for all three years.

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	135	Ps.	107	Ps.	89
Subscribers (thousands):
Prepaid		47,710		52,170		54,386
Postpaid		12,669		13,069		14,318

Total		60,379		65,239		68,704

Market share		25.4%		24.1%		24.8%
MOUs (year ended)		100		115		128
Wireless churn rate (year ended)		3.7%		3.7%		3.3%

Fixed Operations:
RGUs (thousands):
Fixed voice		9,158		10,280		11,188
Broadband		4,661		5,752		6,689
Pay TV		9,770		12,554		14,806

Total		23,589		28,586		32,683

Traffic (year ended) (millions):
Long-distance minutes		19,140		23,692		27,843
Interconnection minutes		8,719		8,848		10,678

Total minutes		27,859		32,540		38,521

Churn rate (year ended):
Fixed voice		2.5%		1.6%		1.8%
Broadband		1.4%		1.3%		1.5%
Pay TV		1.5%		1.7%		1.8%

Services and Products

Wireless Voice Services and Products

Claro Brasil offers postpaid and prepaid wireless voice services under a variety of rate plans to meet the needs of different market segments. Claro Brasil also offers international roaming services to its subscribers through the networks of cellular service providers with which it has entered into international roaming agreements around the world, and it provides GSM and 3G roaming services to customers of its international roaming partners.

In connection with the provision of voice services, Claro Brasil earns interconnection revenues from calls to any of its subscribers that originate with another service provider. Claro Brasil charges the service provider from whose network the call originates an interconnection charge for the time its network is used in connection with the call. Similarly, Claro Brasil must pay interconnection fees in respect of calls made by its subscribers to customers of other service providers.

Claro Brasil offers data services, including SMS, MMS, mobile entertainment services, data-transmission, internet browsing and e-mail services. Claro Brasil also offers a variety of products as complements to our wireless service, including handsets and smartphones.

Fixed-line Voice Services and Products

Embratel is one of Brazil’s major domestic long-distance service providers, offering inter-regional, intra-regional and intra-sectorial long-distance services to corporate and residential customers throughout Brazil. Embratel also provides international long-distance services. Embratel’s long-distance voice services customers are not “pre-subscribed,” meaning that customers do not register with Embratel before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Embratel’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code. In addition, Embratel provides local fixed telephony services and is present in all Brazilian states, marketing to residential customers its wireless local services under the Claro Fixo brand and, in connection with Net Serviços, provides its fixed-line services under the NET Fone brand. Embratel also offers services to large-sized and medium-sized business customers under the Rede Vip brand.

In addition, other telecommunications companies that wish to interconnect with and use Embratel’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”).

As discussed above, Net Serviços provides a fixed-line telephony service in partnership with Embratel under the NET Fone brand. This product, which uses Voice over Internet Protocol (“VoIP”) technology, works like conventional fixed-line telephony and allows the user to make local and long-distance and international calls to any telephone or handset. NET Fone had approximately 5.7 million subscribers as of December 31, 2013, compared to 5.0 million as of December 31, 2012, and is available in more than 160 cities.

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

Net Serviços is Brazil’s leading provider of broadband internet services to residential customers, marketing its services under the Net Virtua brand. This product is available at various download speeds. NET Virtua had approximately 6.2 million subscribers as of December 31, 2013, compared to 5.3 million as of December 31, 2012.

Pay TV

Net Serviços is the leading provider of cable Pay TV services to residential customers in Brazil. As of December 31, 2013, Net Serviços had approximately 6.1 million digital cable Pay TV subscribers and offered cable in 161 locations, including Rio de Janeiro and São Paulo. Among others, Net Serviços offers Pay TV and Pay-Per-View programming under the NET brand, digital Pay TV under the NET Digital brand and high definition (“HD”) Pay TV under the NET Digital HD MAX brand, as well as digital video recorder, interactive and video-on-demand services. Net Serviços is also the only Pay TV operator in Brazil to broadcast content in HD 3D.

Net Serviços also offers bundled packages of services, including quadruple-play services, which combine Pay TV, broadband internet, wireless and fixed-line telephone services, in conjunction with Claro Brasil and Embratel.

Embratel also offers Pay TV services through DTH technology. Monthly subscription fees for such services range in price from R$39.90 to R$169.80, taxes included.

Other Services

Embratel, through its subsidiary Star One, is Brazil’s leading provider of satellite solutions, including space-segment provision, broadband and data-network services. Embratel’s satellite fleet has also permitted it to significantly expand the telecommunications services it offers to its customers, reaching areas not covered by terrestrial networks with services such as television, data, internet, distance education, telephony and other special services projects. Embratel also provides text, sound and image transmission and maritime communications services, as well as call-center services through, its subsidiary BrasilCenter Comunicações Ltda. (“BrasilCenter”) to related third parties, including Claro Brasil and Net Serviços.

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

Sales and Distribution

Claro Brasil markets its services primarily through retail chains, which amount to approximately 9,690 points of sale, exclusive distributors, which represent approximately 4,771 points of sale, and its approximately 332 company-owned stores, which offer one-stop shopping for a variety of cellular services and products. Claro Brasil also sells and distributes its products and services over the internet. Claro Brasil’s stores also serve as customer-service centers, and Claro Brasil expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways. Claro Brasil also has a corporate-sales group to cater to the needs of its large corporate and other high-usage customers. In the year ended December 31, 2013, approximately 61% of Claro Brasil’s sales of handsets were generated by retail chains, 21% by exclusive distributors and approximately 18% from sales in company-owned stores.

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

A Claro Brasil prepaid customer who purchases a card has between 10 and 300 days from the date of activation of the card to use the airtime, depending on the amount added. After such time, the customer can no longer use that airtime for outgoing calls unless the customer activates a new card.

Fixed-line Operations

Embratel directly bills a portion of its customers for their fixed-line telecommunications and related services, including collect-calling and standard voice services. However, due to the risk of bad debts resulting from direct billing, Embratel has taken a number of measures designed to reduce such risk, including implementing co-billing arrangements with other local operators that allow them to bill their local customers for Embratel’s long-distance fees, using call centers, implementing an automated collections system, employing an anti-fraud system, using third-party collection firms and implementing a customer data system that allows for faster updating of information, flexibility in customer account structure, quality improvement and improved payment of taxes across the different Brazilian states.

Net Serviços bills its customers through monthly invoices that detail itemized charges and services, including monthly subscription fees, broadband and Pay TV services and Embratel’s fixed-line voice services, as incurred by customers, in addition to applicable taxes. Accounts that are more than 30 days past due are considered disconnected, at which time Net Serviços blocks the account’s signal. If the customer remains in arrears, Net Serviços proceeds to collect any equipment, such as set-top boxes, that may be located in the customer’s location. In addition, Net Serviços focuses on customer service to reduce bad-debt expenses. In recent years, that strategy has proved successful, as bad debt as a percentage of sales constituted only 0.7% in 2011, 1.3% in 2012 and 1.4% in 2013.

Our Networks and Technology

Wireless Networks

Claro Brasil owns and operates wireless networks using GSM, 3G and LTE technologies. As of December 31, 2013, Claro Brasil’s GSM network, which Claro Brasil continues to roll out, covered more than 3,646 cities and 91.6% of Brazil’s population. In addition, Claro Brasil’s 3G network, which was the first in Brazil and which Claro Brasil continues to roll out, covers 1,372 cities and 72.6% of Brazil’s population. Claro Brasil’s LTE network, which was the first in Brazil and which Claro Brasil continues to roll out, covers 60 cities and 29.9% of Brazil’s population.

Fixed-line Networks

Embratel owns the largest long-distance network in Latin America and the largest data-transmission network in Brazil. Embratel’s long-distance and data-transmission networks use fiber optic, digital microwave, satellite and copper wireline technologies. Embratel’s networks use a 100% digital switching system for voice and data services and the latest generation Internet Protocol (“IP”) routers to support IP-based services, internet access and VPNs, through Multiprotocol Label Switching technology. Embratel’s internet backbone is the largest in Latin America with 1,100 Gbps capacity distributed through 2,921 points of presence and 59 routing centers, and its network also connects to the international internet backbone. Embratel also has approximately 63,346 kilometers of cable in a mesh network that has three or more outlets with a capacity of 7.1 TbPs. Embratel has local metropolitan digital fiber networks with approximately 15,500 kilometers of cable in the major Brazilian cities and is attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Embratel’s submarine cable network reaches all continents through nine different cable systems in which it has various ownership interests. Embratel’s networks have also been modified to use Net Serviços’s coaxial cable networks to provide telephony services to Net Serviços’s broadband customers through NET Fone. In December 2009, Net Serviços granted Embratel an indefeasible right to use its HFC network to provide local fixed-telephone service.

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

Net Serviços has an advanced network that uses coaxial and fiber optic technologies that allows it to provide a wide range of services and products at bandwidth capacities of 450 MHz, 550 MHz and 750 MHz or above. Net Serviços’s network also helps it reduce piracy by enabling Net Serviços to “scramble” its signal in any of the homes through which the network passes. Net Serviços also believes that its network is equipped to respond to future customer preferences, as it has bi-directional technology for almost all homes passed. The network also has in place the architecture necessary to provide pay-per-view and video-on-demand services in additional regions once it becomes commercially viable to do so. As of December 31, 2013, Net Serviços’s network had over 109,484 kilometers of cable and passed approximately 18.8 million homes in 164 localities.

Satellite Network

Embratel and Star One have the most extensive satellite system in Latin America with a fleet covering the entire territory of South America and Mexico, as well as part of Central America and part of Florida. Star One currently has seven satellites in full operation (i.e., in geostationary orbit), including one it owns jointly with SES. These satellites currently operate in the C-band and/or Ku-band frequencies. Star One also operates two satellite control centers that are certified by the International Organization for Standardization.

Embratel and Star One have a program to replace satellites that are nearing or have reached the end of their contractual lives, thereby ensuring the continuity and quality of their services. Pursuant to that program, Star One successfully launched the C-3 satellite in November 2012 to replace the B-3 satellite. The C-3 satellite brought new Ku-band capacity over Brazilian territory and the Andean Region. In addition, Star One entered into a contract with Space System/Loral, in January 2012 and July 2013, for the in-orbit delivery of two new satellites: (i) the Star One C4 satellite, to be launched in 2014, will provide Ku-band capacity; and (ii) the Star One D1 satellite, to be launched in 2016, will provide C, Ku and Ka-band capacity. The Star One C4 satellite is primarily intended to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH operations in South America. The Star One D1 satellite will replace the B-4 satellite to expand Ku-band capacity in Brazil and South America as well as to initiate businesses by using the new Ka-band technology.

Competition

Claro Brasil’s principal wireless competitors are Telefônica Brasil S.A., TIM Celular S.A., Oi S.A., Companhia de Telecomunicações do Brasil Central—Algar Telecom, Sercomtel S.A. Telecomunicações, and Nextel Telecomunicações Ltda.; Embratel’s principal fixed-line competitors are Oi S.A., Companhia de Telecomunicações do Brasil Central—Algar Telecom, Intelig Telecomunicações Ltda., Telefônica Brasil S.A. and Global Village Telecom Ltda; and Net Serviços’s principal competitors are Sky Brasil, Telefónica Brasil S.A., Oi S.A. and Global Village Telecom Ltda.

COLOMBIA OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in Colombia through our subsidiaries Comunicación Celular S.A. (“Comcel”), Telmex Colombia S.A. (“Telmex Colombia”) and Páginas Telmex S.A. We offer both our wireless and fixed-line services under the Claro brand. We are the largest wireless telecommunications and Pay TV services provider in Colombia, measured by number of subscribers. As of December 31, 2013, we had approximately 29.0 million wireless subscribers, approximately 80.3% of which were prepaid customers, representing a market share of 60.9%. As of December 31, 2013, we also had approximately 1.2 million fixed-line subscribers, 1.4 million broadband subscribers and 2.1 million Pay TV subscribers.

In 2013, our Colombia segment had revenues of Ps.74,210 million, representing 9.4% of our consolidated revenues for such period. As of December 31, 2013, our Colombia segment operations represented approximately 10.7% of our total wireless subscribers, as compared to 11.6% at December 31, 2012, and approximately 6.8% of our total RGUs, as compared to 6.5% at December 31, 2012.

The following table sets forth information regarding our Colombia segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated. The figures presented below, for all periods, have been adjusted to reflect the removal of our operations in Panama from this segment:

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	121	Ps.	147	Ps.	146
Subscribers (thousands):
Prepaid		24,064		25,019		23,263
Postpaid		4,755		5,352		5,714

Total		28,819		30,371		28,977

Market share		65.5%		61.8%		60.9%
MOUs (year ended)		203		230		220
Wireless churn rate (year ended)		4.3%		4.1%		4.4%

Fixed Operations:
RGUs (thousands):
Fixed voice		774		986		1,206
Broadband		875		1,190		1,449
Pay TV		1,899		2,019		2,093

Total		3,548		4,195		4,748

Traffic (year ended) (millions):
Long-distance minutes		50		71		91
Interconnection minutes		574		717		902

Total minutes		624		788		993

Churn rate (year ended):
Fixed voice		1.9%		1.9%		1.7%
Broadband		1.9%		1.8%		1.8%
Pay TV		2.1%		2.0%		1.8%

Services and Products

Wireless Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments. We also offer international roaming services to our subscribers through wireless service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners. Certain network usage fees are subject to special regulations issued by the Communications Regulation Commission (Comisión de Regulación de Comunicaciones, or “CRC”). See “Regulation—Colombia” under this Item 4.

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

We also offer a variety of products as complements to our wireless service, including handsets and smartphones, and accessories such as chargers, headsets, batteries, broadband cards, tablets and netbooks. In addition, we offer other wireless services, such as push-to-talk services.

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

Our Networks and Technology

Our wireless networks, which cover approximately 71.4% of the population, use 3G technologies, and our fixed-line networks use HFC and optical fiber technologies.

Competition

Our principal wireless competitors are Colombia Telecomunicaciones S.A., E.S.P. (“Movistar”) and Colombia Móvil S.A. (“Tigo”); and our principal fixed-line competitors are Movistar, ETB S.A. E.S.P. (Empresa de Telecomunicaciones de Bogotá S.A. E.S.P.) and UNE EPM Telecomunicaciones S.A. E.S.P.

SOUTHERN CONE OPERATIONS

We offer wireless, fixed-line voice, broadband and Pay TV services and products in our Southern Cone segment under the Claro brand through our subsidiaries AMX Argentina S.A. (“AMX Argentina”), Telmex Argentina S.A. (“Telmex Argentina”), Claro Chile S.A (“Claro Chile”), Claro Comunicaciones S.A. (“Claro Comunicaciones”), Claro Servicios Empresariales S.A. (“Claro Servicios Empresariales”), AMX Paraguay, S.A. (“AMX Paraguay”), AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”), Telstar, S.A. and Flimay S.A. (“Flimay”). We are the largest wireless telecommunications services provider in Argentina and the third largest in Chile, Paraguay and Uruguay, measured by number of subscribers. As of December 31, 2013, we had approximately 28.2 million wireless subscribers, approximately 66.2% of which were prepaid customers, representing a market share of 27.3%. As of December 31, 2013, we also had approximately 0.5 million fixed-line subscribers, 0.4 million broadband subscribers and 0.8 million Pay TV subscribers.

In 2013, our Southern Cone segment had revenues of Ps.61,521 million, representing 7.8% of our consolidated revenues for such period. As of December 31, 2013, our Southern Cone segment operations represented approximately 10.4% of our total wireless subscribers, compared to approximately 10.5% as of December 31, 2012, and approximately 2.5% of our total RGUs, compared to 2.4% at December 31, 2012.

The following table sets forth information regarding our Southern Cone segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	137	Ps.	142	Ps.	131
Subscribers (thousands):
Prepaid		17,865		18,545		18,636
Postpaid		8,416		8,887		9,530

Total		26,281		27,432		28,166

Market share		28.9%		28.4%		27.3%
MOUs (year ended)		158		160		158
Wireless churn rate (year ended)		3.2%		3.1%		2.6%

Fixed Operations:
RGUs (thousands):
Fixed voice		427		478		499
Broadband		312		381		410
Pay TV		597		649		805

Total		1,336		1,508		1,714

Traffic (year ended) (millions):
Long-distance minutes		2,499		2,546		2,554
Interconnection minutes		1,227		1,185		1,061

Total minutes		3,726		3,731		3,615

Churn rate (year ended):
Fixed voice		1.9%		1.6%		1.6%
Broadband		2.7%		2.3%		2.4%
Pay TV		4.2%		4.4%		3.3%

Services and Products

Wireless Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments. We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

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

We also offer a variety of products as complements to our wireless service, including handsets and smartphones, and accessories such as chargers, headsets, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk services.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services and broadband services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. We also offer DTH Pay TV services in Chile and Paraguay and video-on-demand services in Chile, Argentina and Paraguay.

Our Networks and Technology

In Argentina, our wireless networks, which cover approximately 98.5% of the population, use GSM and 3G technologies. In Chile, our wireless networks, which cover approximately 98.0% of the population, use GSM, 3G and 4G technologies. In Paraguay, our wireless networks, which cover approximately 95.9% of the population, use GSM and 3G technologies. In Uruguay our wireless networks, which cover approximately 97.1% of the population, use GSM and 3G technologies. In Argentina, our fixed-line networks use pre-WiMax, Wireless Local Loop, WiMax, local point-multipoint distribution service (“LMDS”), HFC and Gigabit Passive Optical Networks technologies. In Chile, our fixed-line networks use DTH and HFC technologies. In Uruguay, our fixed-line networks use LMDS and HFC technologies.

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

As of December 31, 2013, we had approximately 23.9 million wireless subscribers, approximately 75.9% of which were prepaid customers, representing a market share of 50.1%. As of December 31, 2013, we also had approximately 0.7 million fixed-line subscribers, 0.3 million broadband subscribers and 0.3 million Pay TV subscribers.

In 2013, our Andean Region segment had revenues of Ps.45,113 million, representing 5.7% of our consolidated revenues for such period. As of December 31, 2013, our Andean Region segment operations represented approximately 8.9% of our total wireless subscribers, as compared to 9.4% at December 31, 2012, and approximately 1.9% of our total RGUs, as compared to 1.7% at December 31, 2012.

The following table sets forth information regarding our Andean Region segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	110	Ps.	121	Ps.	124
Subscribers (thousands):
Prepaid		18,765		19,919		18,118
Postpaid		3,546		4,719		5,768

Total		22,311		24,638		23,886

Market share		52.1%		52.1%		50.1%
MOUs (year ended)		134		133		139
Wireless churn rate (year ended)		2.5%		2.8%		3.9%

Fixed Operations:
RGUs (thousands):
Fixed voice		349		584		686
Broadband		188		264		345
Pay TV		326		272		312

Total		863		1,120		1,343

Traffic (year ended) (millions):
Long-distance minutes		370		344		455
Interconnection minutes		1,169		1,214		1,596

Total minutes		1,539		1,558		2,051

Churn rate (year ended):
Fixed voice		2.2%		1.6%		3.5%
Broadband		2.8%		2.6%		2.9%
Pay TV		4.3%		5.4%		4.1%

Services and Products

Wireless Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments. We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

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

We also offer a variety of products as complements to our wireless service, including handsets and smartphones, and accessories such as chargers, headsets, batteries, broadband cards and netbooks.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In Ecuador, our wireless networks, which cover approximately 95.9% of the population, use GSM and 3G technologies, while in Peru, our wireless networks cover approximately 77.1% of the population and use GSM, 3G, HSPA and HSPA+ technologies. In Ecuador, our fixed-line networks use HFC technologies, while in Peru our fixed-line networks use CDMA, HFC, DTH, copper wire, LMDS and WiMax technologies.

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

As of December 31, 2013, we had approximately 17.2 million wireless subscribers, approximately 90.3% of which were prepaid customers, which represented a market share of 32.9%. As of December 31, 2013, we also had approximately 2.8 million fixed-line subscribers, 0.6 million broadband subscribers and 0.9 million Pay TV subscribers.

In 2013, our Central America segment had revenues of Ps.24,219 million, representing 3.1% of our consolidated revenues for such period. As of December 31, 2013, our Central America segment operations represented approximately 6.4% of our total wireless subscribers, as compared to 5.8% at December 31, 2012 and approximately 6.1% of our total RGUs, as compared to 6.1% at December 31, 2012.

The following table sets forth information regarding our Central America segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	73	Ps.	78	Ps.	74
Subscribers (thousands):
Prepaid		11,903		13,861		15,555
Postpaid		1,029		1,410		1,667

Total		12,932		15,271		17,222

Market share		27.9%		30.3%		32.9%
MOUs (year ended)		139		153		148
Wireless churn rate (year ended)		2.7%		3.2%		3.7%

Fixed Operations:
RGUs (thousands):
Fixed voice		2,440		2,594		2,767
Broadband		474		566		631
Pay TV		707		736		863

Total		3,621		3,896		4,261

Traffic (year ended) (millions):
Long-distance minutes		2,150		2,594		2,705
Interconnection minutes		792		693		672

Total minutes		2,942		3,287		3,377

Churn rate (year ended):
Fixed voice		0.8%		0.7%		0.7%
Broadband		1.7%		1.3%		1.3%
Pay TV		2.4%		3.4%		2.8%

Services and Products

Wireless Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments. We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide GSM and 3G roaming services to customers of our international roaming partners.

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

We also offer a variety of products as complements to our wireless service, including handsets, smartphones and tablets, and accessories such as chargers, headsets, batteries, broadband cards and netbooks. In addition, we offer other wireless services, such as push-to-talk services.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Our Networks and Technology

In El Salvador, our wireless networks, which cover approximately 91.0% of the population, use 3G and GSM technologies. In Guatemala, our wireless networks, which cover approximately 89.0% of the population, use 3G and GSM technologies. In Honduras, our wireless networks, which cover approximately 77.8% of the population, use 3G and GSM technologies. In Nicaragua, our wireless networks, which cover approximately 81.0% of the population, use GSM technologies. In Panama, our wireless networks, which cover approximately 85.0% of the population, use 3G and GSM technology. Our wireless networks in Costa Rica, which cover approximately 70.7% of the population, use 3G and GSM technologies. Our Central America fixed-line networks use HFC, VoIP and plain old telephone service (“POTS”) technologies.

Competition

In El Salvador, our principal wireless competitors are Telemóvil El Salvador, S.A. (Tigo), Telefónica Móviles El Salvador, S.A. de C.V., Digicel S.A de C.V., a Millicom Subsidiary, and Intelfon S.A. de C.V., and our principal fixed-line competitor is Amnet S.A. In Guatemala, our principal wireless competitors are Comunicaciones Celulares, S.A. (Tigo) and Telefónica Móviles Guatemala, S.A. In Honduras, our principal wireless competitors are Telefónica Celular, S.A. (CELTEL) and Empresa Hondureña de Telecomunicaciones (Honducel), and our principal fixed-line competitor is Empresa Hondureña de Telecomunicaciones (Hondutel). In Nicaragua, our principal wireless competitor is Telefonía Celular de Niacaragua, S.A. In Panama, our principal wireless and Pay TV competitors are Telefónica Móviles Panamá S.A., Cable & Wireless Panamá S.A., Digicel Cable Onda, S.A. and SKY Panamá. In Costa Rica, our principal competitors are the Instituto Costarricense de Electricidad (ICE), Telefónica de Costa Rica, S.A. and Amnet S.A.

UNITED STATES OPERATIONS

We offer wireless services and products in our United States segment through our subsidiary TracFone under the TracFone, Net10, Straight Talk, SafeLink, Simple Mobile, Telcel America and Page Plus brands. We are the largest prepaid wireless telecommunications services provider in the United States, measured by number of subscribers.

On January 6, 2012, we acquired DLA, Inc. (“DLA”). DLA is a leader in the development, integration and delivery of entertainment products made for digital distribution in Latin America. DLA offers Pay TV content and entertainment solutions, including on-demand services (basic, transactional or by subscription) to network providers in Latin America, Spain, Portugal, the Caribbean and the Hispanic market in the United States. During the third quarter of 2012, we launched a new product called “Claro Video,” which delivers unlimited over-the-top content, such as movies and TV series for a monthly fixed fee in Mexico, Colombia, Brazil, Chile and the Dominican Republic.

On June 19, 2012, our subsidiary TracFone acquired 100% of the mobile virtual network business of Simple Mobile, Inc., which is one of the fastest growing mobile virtual network operators (MVNOs) in the United States, with approximately 1.4 million subscribers.

On January 16, 2014, our subsidiary TracFone completed the acquisition of substantially all assets of Start Wireless Group, Inc., a mobile virtual network operator (MVNO) in the United States operating under the Page Plus brand, that provides services to approximately 1.4 million customers, and offers, among others, prepaid plans for voice, messaging and data.

As of December 31, 2013, we had approximately 23.7 million wireless subscribers, all of which were prepaid customers, which represented a 33.4% share of the prepaid wireless market. In 2013, our United States segment had revenues of Ps.77,167 million, representing 9.8% of our consolidated revenues for such period. As of December 31, 2013, our United States segment operations represented approximately 8.8% of our total wireless subscribers, as compared to 8.6% as of December 31, 2012.

The following table sets forth information regarding our United States segment’s subscriber base, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2011		2012		2013
ARPU (year ended)	Ps.	190	Ps.	225	Ps.	248
Subscribers (thousands):
Prepaid		19,762		22,392		23,659
Market share		29.0%		31.6%		33.4%
MOUs (year ended)		378		457		525
Wireless churn rate (year ended)		4.2%		3.9%		3.9%

Services and Products

We offer prepaid wireless and debit card services, as well as prepaid wireless handsets through an extensive distribution network of independent retailers.

Networks and Technology

We do not own any wireless telecommunications facilities or hold any wireless spectrum licenses in the United States. Instead, we purchase airtime through agreements with approximately ten wireless service providers and re-sell airtime to customers. Through these agreements, we have a nationwide “virtual” network covering almost all areas in which wireless services are available.

Competition

We compete with the major U.S. wireless operators and other mobile virtual network operators.

CARIBBEAN OPERATIONS

We offer wireless, fixed-line voice, broadband and Pay TV services and products in our Caribbean segment under the Claro brand through our subsidiaries Compañía Dominicana de Teléfonos, S.A. (“Codetel”) and Telecomunicaciones de Puerto Rico, Inc. (“Telpri”). We are the largest telecommunications services provider in the Dominican Republic and Puerto Rico, measured by number of subscribers.

As of December 31, 2013, we had approximately 5.8 million wireless subscribers, approximately 74.0% of which were prepaid customers, which represented a market share of 44.9%. As of December 31, 2013, we also had approximately 1.4 million fixed-line subscribers, 0.7 million broadband subscribers and 0.2 million Pay TV subscribers.

In 2013, our Caribbean segment had revenues of Ps.25,509 million, representing 3.2% of our consolidated revenues for such period. As of December 31, 2013, our Caribbean segment operations represented approximately 2.1% of our total wireless subscribers, as compared to 2.2% at December 31, 2012, and approximately 3.2% of our total RGUs, as compared to 3.4% at December 31, 2012.

The following table sets forth information regarding our Caribbean segment’s subscriber base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2011		2012		2013
Wireless Operations:
ARPU (year ended)	Ps.	179	Ps.	201	Ps.	184
Subscribers (thousands):
Prepaid		4,200		4,382		4,269
Postpaid		1,392		1,466		1,495

Total		5,592		5,848		5,764

Market share		47.6%		45.4%		44.9%
MOUs (year ended)		328		327		303
Wireless churn rate (year ended)		5.2%		4.0%		4.4%

Fixed Operations:
RGUs (thousands):
Fixed voice		1,426		1,365		1,359
Broadband		590		628		668
Pay TV		143		172		217

Total		2,159		2,165		2,244

Traffic (year ended) (millions):
Long-distance minutes		5,357		4,953		4,962
Interconnection minutes		3,307		2,836		2,696

Total minutes		8,664		7,789		7,658

Churn rate (year ended):
Fixed voice		1.5%		1.7%		1.4%
Broadband		2.8%		2.5%		2.3%
Pay TV		2.7%		2.5%		2.4%

Services and Products

Wireless Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments. We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world, and we provide CDMA, GSM, 3G and LTE roaming services to customers of our international roaming partners.

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

In Puerto Rico, we have established “reverse toll billing,” under which, the fees for connecting our fixed-line customers’ calls to other wireless providers’ customers are paid by such wireless providers. In July 2012, under the Intercarrier Compensation Reform issued by the U.S. Federal Communications Commission (“FCC”), we entered into “bill and keep” agreements governing the interconnection of local traffic between all wireless carriers and our fixed-line customers.

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing and e-mail services. We also offer a variety of products as complements to our wireless service, including handsets, smartphones, tablets and accessories such as chargers, headsets, batteries, broadband cards and netbooks.

Fixed-line Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including data administration and hosting services, broadband services and video or Pay TV services to both corporate and residential customers under a variety of plans to meet the needs of different user segments. In addition, we offer VOIP and network monitoring services in the Dominican Republic and Puerto Rico.

Our Networks and Technology

In the Dominican Republic, our wireless networks, which cover approximately 94.0% of the population, use CDMA, GSM and 3G technologies. In Puerto Rico, our wireless networks, which cover approximately 97.0% of the population, use GSM, 3G and LTE technologies. In the Caribbean, our networks use POTS, VOIP, broadband, DTH and Internet Protocol television technologies and DTH satellite TV Solution. In the Dominican Republic, our television market share is 44.0%, the largest of any provider.

Competition

In the Dominican Republic, our principal wireless competitor is Altice Dominican Republic, S.A.S., which recently acquired our former wireless and fixed-line competitors, Orange Dominicana S.A. and Tricom S.A., respectively. The Dominican television market is highly competitive, with over 100 cable companies operating in the country, the most important being Tricom, Aster, Wind and Sky. The Puerto Rican wireless market is highly competitive with AT&T Mobility Puerto Rico Inc., Sprint Nextel Corp., T-Mobile USA Inc. and PR Wireless Inc. (Open Mobile) and 27 MVNOs registered at the Puerto Rico Telecommunications Regulatory Board, as our principal competitors. AT&T is the largest wireless operator in Puerto Rico, where we hold a close second position. In the fixed-line business, our principal competitors in Puerto Rico are AT&T Mobility Puerto Rico Inc., Choice Cable, Liberty Cablevision of Puerto Rico LLC, WorldNet Telecommunications, Inc. and other competitive local exchange carriers. The Puerto Rican television market has two cable companies whose operations are divided into geographical monopolies, which are Choice Cable and Liberty Cablevision of Puerto Rico LLC, and two satellite providers, Dish Networks and DirecTV.

OTHER INVESTMENTS

Geographic diversification has been a key to our financial success, as it has provided for greater stability in our cash flow and profitability, and has contributed to our strong credit ratings. In recent years, we have been evaluating the expansion of our operations to regions outside of Latin America. In particular, we believe that Europe presents opportunities for investment in the telecommunications sector that could benefit us and our shareholders over the long term.

Investment in KPN

On April 17, 2014, we disclosed that our ownership percentage of the outstanding shares of KPN was 24.8% and we are its largest shareholder. KPN is the leading telecommunications and IT service provider in the Netherlands, offering fixed-line service, wireless service, internet and Pay TV to consumers. KPN also has important operations in Germany and Belgium, where it pursues a multi-brand strategy in its mobile operations, though in 2013 KPN entered into an agreement to sell its German subsidiary, E-Plus, to Telefónica Deutschland, subject to regulatory approval. KPN offers business customers complete telecommunications and IT solutions. KPN IT Solutions (previously known as Getronics) offers global IT services and is the Benelux market leader in the area of infrastructure and network related IT solutions. KPN provides wholesale network services to third parties and operates an IP-based infrastructure with global scale in international wholesale through iBasis.

Investment in Telekom Austria

As of March 31, 2014, we owned approximately 26.8% of the outstanding shares of Telekom Austria, and were its second largest shareholder, behind OIAG, an entity controlled by the Republic of Austria. Telekom Austria is the largest telecommunications provider in Austria, and also provides telecommunications services in other Central and Eastern Europe countries. Telekom Austria’s portfolio encompasses products and services of voice telephony, broadband Internet, multimedia services, data and IT solutions, and wholesale as well as mobile payment solutions. Telekom Austria is currently operating in the following countries under brands indicated in parentheses: Austria (A1), Slovenia (Si.mobil), Croatia (Vipnet), the Republic of Serbia (Vip mobile) and the Republic of Macedonia (Vip operator), Bulgaria (Mobiltel), Belarus (velcom) and Liechtenstein (mobilkom liechtenstein). On April 23, 2014 we announced that we had entered into the TKA Shareholders’ Agreement with OIAG. See “Recent Developments” under this Item 4.

REGULATION

Mexico

Applicable Legislation

For the past two decades, the general legal framework for the regulation of telecommunications services in Mexico was governed by the 1995 Federal Telecommunications Law (Ley Federal de Telecomunicaciones), which supplemented the General Communications Law (Ley de Vías Generales de Comunicación) enacted in the early 20th century, and by regulations adopted under both statutes.

Mexico is currently developing a new legal framework for the regulation of telecommunications and broadcasting services, based on a package of constitutional amendments passed in June 2013. Among other things, the 2013 constitutional amendments:

•	established the IFT, an independent regulatory body with broad powers that replaced the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) as the primary regulator of telecommunications companies and services;

•	established specialized courts for telecommunications and broadcasting matters, and limited judicial powers to suspend regulatory measures while judicial reviews are pending; and

•	identified criteria for determining whether there is a “preponderant economic agent” in each of the telecommunications and broadcasting sectors, and certain asymmetric measures that may be imposed based on such a determination to protect competition and consumers.

The June 2013 constitutional amendments contemplate implementing legislation, and a bill for that purpose is currently under consideration in the Mexican Congress. We expect that the implementing legislation will be adopted in 2014, but we cannot predict the content of the final legislation. When the legislation is enacted, it will establish a Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) to replace the existing statutory framework. In the discussion below, we refer to the implementing legislation currently under consideration as the 2014 legislation.

We expect that the effects of the 2013 constitutional amendments and the 2014 legislation on our business and operations in Mexico will be material, but the impact will depend in part on how they are implemented by further regulations and by other actions of the IFT. The long-term effects will also depend on how we and our competitors adapt to the new regulatory framework, how customers behave in response, and how the telecommunications and media markets develop. It would be premature to predict the long-term effects of the emerging regulatory framework, but they could be adverse to our interests in significant respects.

Principal Regulatory Authorities

The IFT is an autonomous authority that regulates telecommunications and broadcasting. It is headed by seven commissioners appointed by the President, and ratified by the Senate, from among candidates nominated by an evaluation committee.

The IFT has authority over the application of legislation specific to telecommunications and broadcasting, and also over competition legislation as it applies to those sectors. It succeeded to powers that were exercised before the 2013 constitutional amendments by the Ministry of Communications and Transport (Secretaría de Comunicaciones y Transportes, or “SCT”), acting through Cofetel, and with respect to competition laws, the Federal Competition Commission (Comisión Federal de Competencia).

The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest as well as to ensure continuity of public services. Except in the event of war, the Mexican government must indemnify the title holder for damages and losses.

Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) under the Federal Consumer Protection Law (Ley Federal de Protección al Consumidor). This law regulates publicity, the quality of services and information required to be provided to consumers and provides a mechanism to address consumer complaints. It also permits class actions for consumer claims. Profeco has the authority to impose fines, which can be significant.

Mobile Rates

Wireless services concessionaires generally are free to establish prices they charge customers for telecommunications services. Mobile rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties, and if the parties cannot agree, may be imposed by the IFT subject to certain guidelines, cost models and criteria. The establishment of interconnection rates has resulted in disputes between operators and with the IFT.

Notwithstanding the generally applicable regime, under the 2013 constitutional amendments, as well as related regulations, an operator that is determined by the IFT to be a preponderant economic agent may not freely determine either interconnection rates or final tariffs. Under these provisions, Telcel is subject to additional requirements that will affect our ability to freely determine the rates for telecommunications services. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Item  4. The IFT is also authorized to impose specific rate requirements on any operator that is determined by the IFT to have substantial market power under the Federal Antitrust Law. See “—Mexican Regulatory Proceedings” under this Item 4.

Fixed Line Rates

Under Telmex’s concession, Telmex’s rates for basic telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, are subject to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Every four years, Telmex files a model before both IFT, and the SCT, with its projections of units of operation for basic services, costs and prices. There is also a price floor based on Telmex’s average long-run incremental cost. Within this aggregate price range, Telmex is free to determine the structure of its own rates. Telmex must get permission from the IFT before its rates can take effect.

The price cap varies directly with the Mexican National Consumer Price Index, allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates since March 2001, for local service, and since March 1999 for long-distance service. Under the concession, the price cap is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital. For services extending beyond basic telephone service, Telmex is free to set its rates. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed dialing, automatic redialing, voice mail, as well as three-way conference and call transfer.

During 2011, Cofetel notified Telmex of three resolutions mandating reductions to the interconnection rates that Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced rates for 2011 by 65% for interconnection fees and 94% for transport of long-distance traffic (resale), when compared to

2010. Telmex has filed petitions to challenge these resolutions before Cofetel and resolution of these petitions is pending. In April 2013, Cofetel issued a resolution mandating a further reduction in the 2012 interconnection fees.

Telmex’s freedom under its concession to determine its rates is substantially affected by the regulatory actions taken under the 2013 constitutional amendments. See “—Asymmetric Regulation of the Preponderant Economic Agent.”

Concessions

Under the applicable legislation, an operator of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The authority that grants concessions was previously the SCT and is currently the IFT. Concessions may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the IFT.

There are two types of concessions, as described below.

•	Network concessions. The 2013 constitutional amendments contemplate unified concessions (concesión única), each of which allows the holder to provide all types of telecommunications and broadcasting services. Unified concessions were introduced to foster the convergence of networks that do not use frequencies of radio-electric spectrum. The constitutional amendments also provide for a transitory regime under which existing concessions can be migrated to the new, unified concession regime. Telmex, and its subsidiary Telnor, hold network concessions granted under the pre-2014 regime to provide specified types of services. Their ability to migrate to the new regime, and consequently to provide additional services, is subject to conditions, as described under “Migration of Concessions” below. Our competitors with a unified concession will be able to provide any and all telecommunications and broadcasting services. A unified concession has a term of up to 30 years, extendable for up to an equal term.

•	Spectrum concessions. Telcel holds multiple concessions to provide wireless services that utilize frequencies of radio-electric spectrum. Each of these generally has a term of up to 20 years and may be extended for additional 20-year terms.

A public telecommunications concessionaire is required by law to establish an open-network architecture that permits interconnection and interoperability.

Termination of Concessions

The Federal Telecommunications Law provides that at the expiration of a concession, the Mexican government has a right of first refusal to acquire the assets used directly in the exploitation of the concession.

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

Migration of Concessions

The 2013 constitutional amendments provide for a unified concession under which an operator may provide any service of telecommunications or broadcasting and for migration to the unified concession system. When Telmex can migrate to the new, unified concession regime, it may be able to provide Pay TV or broadcasting services.

However, migration is subject to additional conditions for a predominant economic agent. Under these provisions, before Telmex can migrate its current concession to a unified concession, certain specific requirements must be met, including: (i) payment of any new concession fee to be determined by the Ministry of Finance (Secretaría de Hacienda y Crédito Público), (ii) compliance, with current requirements under the concession, the 2013 constitutional amendments, the measures imposed by the IFT on the preponderant economic agent and any new obligations provided by law, and (iii) such other requirements, terms and conditions as the IFT may establish. Consequently Telmex may not be able to provide Pay TV or broadcasting services in the near term.

Telcel Concessions

Telcel operates under several different concessions covering particular frequencies and regions, holding an average of 72.8 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz spectrum. The following tables summarize Telcel’s concessions.

Frequency	Region in Mexico	Initial Date	Termination Date	Fee Structure
Band A (1900 MHz)	Nationwide	Sept. 1999	Sept. 2019	Upfront
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual
Band B (850 MHz)	Regions 4, 8	Aug. 2010	Aug. 2025	Annual
Band B (850 MHz)	Regions 5, 6, 7	Oct. 2011	Oct. 2026	Annual
Band B (850 MHz)	Region 9	Oct. 2000	Oct. 2015	Upfront
Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2018	Upfront
Band F (1900 MHz)	Nationwide	Apr. 2005	Apr. 2025	Annual
Bands B2, C, D (1.7/2.1 GHz)	B2: All AWS Regions; Band C: Nationwide; Band D: Regions 1, 5, 8	Oct. 2010	Oct. 2030	Annual

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

Renewal

The eight Band B concessions covering regions outside the Mexico City area were renewed in 2010 and 2011, with certain additional conditions imposed on Telcel. Telcel challenged the imposition of some of these conditions in a proceeding that does not affect the validity of the renewals, and a final resolution of such challenge is still pending. All of these concessions are subject to renewal for additional 15-year terms.

On April 20, 2010, Telcel requested the renewal of the Band B concession covering the Mexico City area (Region 9) that will expire in October 2015, and that renewal request is still pending. The Band D concessions will expire in 2018, the Band A concessions in 2019, the Band F concessions in 2025 and the nationwide 1.7/2.1 GHz concession in 2030. All of these concessions are subject to renewal for equal terms.

Concession Fees

In addition to the upfront payment applicable to all of the 1900 MHz (F Band) concessions, 1.7/2.1 GHz (B2, C and D Bands) concessions and 850 MHz concessions (Regions 1 to 8), owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the Federal Annual Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees for its Bands A and D 1900 MHz concessions since they were awarded prior to 2003, but it is required to pay them for additional 10 MHz of capacity in the 1900 MHz spectrum (Band F) acquired in 2005. The renewal of the Band B concessions in 2010 and 2011 required Telcel to pay an aggregate upfront fee of Ps.74.8 million, as well as to make payments of annual fees (derechos) during the term of the concessions. The grant of the nationwide 1.7/2.1 GHz concession for a 20-year term, which occurred in October 2010, required an upfront payment of Ps.3,793 million.

Service Quality Requirements

The concessions set forth extensive requirements for the quality and continuity of Telcel’s services, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In 2011, Cofetel issued a new Fundamental Technical Plan for Quality of Local Mobile Services (Plan Técnico Fundamental de Calidad del Servicio Local Móvil, the “2011 Technical Plan”). The 2011 Technical Plan is applicable to all mobile operators, including Telcel. The 2011 Technical Plan imposes additional service quality requirements for voice, SMS and internet services to those set forth in our concessions, and includes a methodology based on site measurements that may be publicly available and potential fines for non-compliance with voice-quality requirements. We believe we are in compliance with the service quality requirements of our concessions and of the 2011 Technical Plan. Nonetheless, Telcel has been notified that the SCT has commenced a number of proceedings seeking to impose penalties on Telcel on the basis of alleged non-compliance with the service quality requirements of the previous technical plan, as well as some proceedings from alleged service quality non-compliance during network failures. Telcel is challenging the allegations and penalties in proceedings that are still pending.

Telmex Concessions

Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements that the IFT may impose. Thereafter, it may be renewed for successive 30-year terms. Telmex’s subsidiary, Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), holds a separate concession in a region located in two states in northwestern Mexico that will expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are similar to those of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from Cofetel through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms.

Asymmetric Regulation of the Preponderant Economic Agent

Determination

The 2013 constitutional amendments provide for the IFT to determine whether there is a “preponderant economic agent” in the telecommunications sector and, if so, authorize the IFT to impose a special regulatory regime on the preponderant economic agent. The special regime is referred to as “asymmetric” regulation, because it applies to one market participant and not to the others.

The 2013 constitutional amendments provided a deadline for the determination and for the imposition of asymmetric regulation, but they also contemplated that both would occur after the adoption of implementing legislation. In March 2014, the IFT determined that an “economic interest group” consisting of us and our operating subsidiaries Telcel, Telmex and Telnor, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., constitutes the “preponderant economic agent” in the telecommunications sector. The 2013 constitutional amendments provide that a determination of preponderance can be based on number of customers, traffic or network capacity, and the IFT’s determination was based on a finding that we serve more than half of the customers in Mexico as measured by the IFT on a national basis.

The IFT also imposed extensive asymmetric regulations on our Mexican fixed-line and wireless businesses, as summarized below. Certain of these measures took effect in April 2014. We have begun judicial proceedings to challenge the determination of preponderant economic agent and the related measures, but under the 2013 constitutional amendments no interim relief from the regulations is available pending judicial consideration of our challenges.

Specific Measures

Based on its determination that we and our Mexican operating subsidiaries constitute a preponderant economic agent in the telecommunications sector, the IFT imposed extensive specific asymmetric measures, which it considered necessary to avoid effects on competition and telecommunications markets. Some of the most important measures are summarized below.

•	Interconnection. The interconnection rates we charge to other operators are set by the IFT at rates below those charged by the other operators. The IFT also adopted a model interconnection agreement (convenio marco de interconexión). In March 2014, the IFT imposed on Telcel the interconnection rate it must charge to all other operators for traffic to Telcel’s network from April 6, 2014 to December 31, 2014. The rate charged was reduced from Ps.0.3490 to Ps.0.2045 per minute.

•	Access to Infrastructure. Several measures relate to the ability of other operators to use our network infrastructure.

Sharing of Infrastructure. We must provide other operators access to use our passive infrastructure, including towers, sites, ducts and rights of way. Access rates are to be negotiated with the operators or, if agreement cannot be reached, determined by the IFT using a long-run average incremental costs methodology.

Local Loop Unbundling. We must offer other operators access to elements of our local network separately. Access rates will be determined by the IFT using a methodology of long run average incremental costs. We have until June 30, 2014 to submit to the IFT our proposed offer of unbundled access, and by November 30 of each year we must publish the offer. We must also agree on an unbundling agreement with any other operator.

Leasing of Dedicated Links. We must lease dedicated links to other operators. The rates are to be negotiated with the operators or, if agreement cannot be reached, determined by the IFT using a “retail minus” methodology, except for dedicated-link leasing for interconnection services where the IFT will use a long-run average incremental costs methodology.

Mobile Virtual Network Operators. We must provide mobile virtual network operators access to services we provide to our customers, at rates to be negotiated with the operators or, if agreement cannot be reached, determined by the IFT using “retail minus” methodology.

•	Roaming. We must provide roaming services at a national level to the other mobile operators, and if agreement cannot be reached, the IFT will determine the rate using a long-run average incremental costs methodology. Rates for wholesale roaming services will be negotiated with the other operators or, if agreement cannot be reached, determined by the IFT using a long-run average incremental costs methodology.

•	Elimination of Domestic Roaming Charges. We may no longer charge our customers roaming charges within Mexico.

•	Certain Obligations on the Provision of Retail Services. Certain rates for the provision of telecommunications services to our subscribers are subject to rate control or authorization by the IFT, using methodologies related to maximum prices and replicability tests that are currently under analysis by us and the IFT. Also, we are subject to various obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme, limitations on exclusivity for handsets and tablets, and the obligation to unlock handsets.

•	Content. We are subject to specific limitations on acquisitions of content, including a prohibition on acquiring exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals, and any other event where large audiences are expected at a national or regional level.

•	Reporting of Service Obligations. We are subject to obligations related to reporting of service, including the publication of reference terms (ofertas públicas de referencia) for wholesale and interconnection services that are subject to asymmetric regulation. The reference terms are subject to prior approval by the IFT.

Termination of Asymmetric Regulation

The specific measures of asymmetric regulation can be terminated if the IFT declares that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The measures will be reviewed for this purpose every two years.

Mexican Regulatory Proceedings

We are subject to certain regulatory proceedings, as described below, but we expect them to be superseded in part by the 2013 constitutional amendments, measures issued by the IFT and implementing legislation that we expect will be adopted in 2014.

Telcel Antitrust Investigations—Substantial Market Power

Telcel is the target of two substantial market power investigations initiated by Cofeco. The investigations are now being conducted by the IFT, which under the 2013 constitutional amendments is exclusively responsible for enforcing competition legislation with respect to telecommunications and broadcasting. In the first investigation, Cofeco determined that Telcel had substantial market power over the mobile termination switched services it provides to other concessionaries through its network. The second investigation determined that Telcel had substantial market power in the nationwide market for voice and data services. Telcel filed challenges (juicios de amparo) to both determinations. Resolution of both challenges is pending.

These determinations, if upheld, would allow the IFT to impose against Telcel specific requirements as to rates, quality of service and information, though it has not yet done so. If it does, we expect to challenge the IFT’s rulings.

Telcel Antitrust Litigations—Monopolistic Practices

In April 2011, following a regulatory inquiry initiated in 2006, Cofeco notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic practices” (prácticas monopólicas relativas) that also, allegedly, constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco would have been able to impose a penalty for a repeat offense equivalent to the highest of twice the fine applicable to a first-time offense, or 8.0% of the offender’s annual revenues for its previous fiscal year.

In May 2012, Cofeco revoked the fine. As a condition to the revocation of the fine, Telcel must comply with the following undertakings that it proposed to Cofeco in March 2012: (i) the gradual reduction of the mobile termination rate Telcel charges for termination of voice traffic in its network to reach Ps.0.3094 in 2014; (ii) use of the second as the applicable unit for measuring interconnection rates; (iii) publication of the reference interconnection terms (oferta pública de interconexión) applicable to its network; (iv) termination of all pending disputes related to the 2011 termination rate (Ps.0.3912) determined by Cofetel with those operators that agree to enter into an agreement based on the reference interconnection terms; (v) maintenance, as part of Telcel’s commercial offerings, of plans or promotions under which some of the minutes included in the plan or promotion can be used by the Telcel customer to call any fixed or mobile network at the same rate (without differentiating on-net and off-net); and (vi) an access to information agreement under which Cofeco can monitor compliance with Telcel’s undertakings.

The IFT is now responsible for monitoring Telcel’s compliance with respect to the undertakings listed above and in the event of any breach, may impose a fine of up to 8.0% of Telcel’s annual revenues. Six other operators challenged the revocation of the fine, and four of those proceedings have now been resolved on terms favorable to Telcel. See “Legal Proceedings” under Item 8 and Note 17 to our audited consolidated financial statements included in this annual report. As a result of the changes to the legal regime governing Mexican telecommunications services, the mobile termination rates Telcel will charge during 2014 will be lower than those agreed upon with Cofeco.

Telmex Antitrust Investigations—Substantial Market Power

Beginning in 2007, Cofeco initiated four investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in certain markets. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four of the relevant markets investigated. Telmex and Telnor submitted petitions for reconsideration (recursos de reconsideración) to Cofeco challenging their findings. Cofeco denied the petitions for reconsideration. Telmex and Telnor then filed challenges (juicios de amparo indirecto) to Cofeco’s denial of the petitions for reconsideration. Of these challenges, two are still pending, but two of Telnor’s challenges have been denied, effectively upholding Cofeco’s findings. With respect to the matters for which the challenges were denied, Cofetel can impose specific tariff requirements or other special regulations, such as additional requirements regarding disclosure of information or quality of service. Consequently, in April 2012, Cofetel published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service, and information for dedicated-link leasing. Telmex believes it could have an adverse impact on its revenues and results of operations. Telmex and Telnor have filed a petition for relief against that resolution, and that petition is still pending. See Note 17 to our audited consolidated financial statements included in this annual report.

Mobile Termination Rates

Under the calling party pays system, when the customer of one operator (local or long-distance) places a call to a customer of another operator, the first operator pays the second a fee, which is referred to as an interconnection fee or mobile termination rate. Under Mexican law, interconnection fees are negotiated between operators. There has been extensive controversy in Mexico concerning the mobile termination rates payable to mobile operators since 2005, and the new legal framework imposes specified interconnection rates on Telcel. See “—Mobile Rates” under this Item 4 and Note 17 to our audited consolidated financial statements included in this annual report.

February 2009 Interconnection and Interoperability Plan

In February 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (the “2009 Plan”) that addresses the technical, economic and legal conditions of interconnection and establishes additional obligations on telephone services providers, including Telcel, Telmex and Telnor. With respect to mobile termination fees, the 2009 Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to set fees, which could override the existing fee agreements among service providers. Telcel believes that the implementation of the 2009 Plan will result in asymmetric and discriminatory treatment for those service providers that Cofeco (and under the new legal framework, the IFT) has determined are dominant. It will also subject these service providers to specific technical and legal requirements and different economic, technical and legal conditions than the other service providers, such as the disaggregation of network components. Accordingly, Telcel, Telmex and Telnor have challenged the 2009 Plan, and their challenges are pending as of the date of this annual report. We are unable to predict the competitive and financial effects that might result if those challenges are resolved against us and the 2009 Plan is implemented, though they could materially reduce our revenues in future periods.

Consolidation of Local-service Areas

In 2005, Cofetel issued guidelines regarding the consolidation of local-service areas. Following a legal challenge by Telmex, the guidelines were withdrawn in June 2012. On July 1, 2013, Cofetel issued a resolution that would decrease the number of local-service areas, which would result in a reduction in our revenues from long-distance calls. Additionally, we would have to invest in adapting our technology to the changes in fixed-number dialing that the guidelines contemplate. As a result of the new legal framework, after a three-year period ending in 2017, local-service areas will be eliminated and all calls within Mexico will be considered local calls.

IFT Determination—Preponderant Economic Agent

On March 6, 2014, the IFT issued a resolution declaring that we and certain of our subsidiaries and affiliates comprise an economic interest group, declaring that this group constitutes a Preponderant Economic Agent and imposing specific asymmetric regulations. On March 31, 2014, we and our operating subsidiaries, Telcel and Telmex, each filed a challenge (juicio de amparo) against the IFT’s resolution, which are still pending. The new legal framework prevents us from obtaining a temporary judicial suspension of the asymmetric regulations. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Item 4.

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

The principal tax imposed on telecommunications services is a state level value-added tax (Imposto Sobre Ciculação de Mercodorias e Serviços), which Brazilian states impose on gross revenue derived from telecommunications services, and which varies from state to state, but averages 27% nationwide.

Rates

Anatel regulates rates for telecommunications services. In general, PCS license-holders are authorized to increase basic plan rates only annually and to adjust for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Embratel’s concession for both domestic and international long-distance services allows it to set its own rates freely as in accordance with an annual rate-adjustment mechanism established by Anatel. In December 2012, Embratel obtained Anatel’s approval to set international long-distance rates freely as it deems appropriate, provided it gives Anatel and the public advance notice. Data transmission rates are not regulated.

General Regulatory Plan

The General Regulatory Plan (Plano Geral de Atualização da Regulamentação, or “PGR”), issued in October 2008, serves as the framework to develop public telecommunications policies for a period of ten years. The PGR includes Anatel’s plans to regulate MVNOs’ practices, expand broadband services to rural and low-income areas, implement rules related to fixed-line incumbents infrastructure usage within the next two years and revise the rules related to the size of the areas where service is considered to be local.

Under the PGR, in 2012 Anatel auctioned 4G spectrum frequencies with coverage obligations that aim to expand broadband access to rural and low-income areas. In this auction, Claro was awarded one of the two available nationwide licenses with a higher capacity (20+20 MHz in the 2.5 GHz band) that will allow it to provide faster data speeds. In additional to the national spectrum block, Claro also acquired 19 regional complementary blocks (10+10 MHz).

New Pay TV Legal Framework

In September 2011, the Brazilian Congress approved a new legal framework applicable to all Pay TV operators in Brazil. The new framework, among other things, allows new entrants into the Pay TV market, including telephone companies; permits existing Pay TV operators to migrate to the new regulatory regime even in cases where their current license contracts are still in full force and effect; establishes that no license renewal requests, transfer of control requests, or changes in corporate structure requests will be granted unless existing Pay TV operators convert their old licenses to new licenses governed by the new legal framework; establishes Brazilian content quotas; and requires operators to provide free access to certain local and municipal channels. Anatel issued the main regulations regarding the new legal framework in March 2012. All licenses have national coverage and operators are not permitted to have multiple Pay TV licenses.

Concessions (Authorizations)

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

The following table sets forth the regions in Brazil in which our subsidiaries hold licenses to provide wireless services, as well as the termination dates of such licenses:

Regions in Brazil	Termination Dates
	450 MHz*	850 MHz	900 MHz	1.8 GHz	1.9 and 2.1 GHz	2.5 GHz**
National (all states)	—	—	—	—	—	October 2027
Bahia	October 2024	—	December 2017	December 2017	April 2023	—
Sergipe	—	—	December 2017	December 2017	April 2023	—
Alagoas	—	August 2027	August 2027	August 2027	April 2023	—
Ceara	—	August 2027	August 2027	August 2027	April 2023	—
Piaui	—	August 2027	August 2027	August 2027	April 2023	—
Pernambuco	—	August 2027	August 2027	August 2027	April 2023	—
Rio Grande do Norte	—	August 2027	August 2027	August 2027	April 2023	—
Paraná	—	—	December 2017	December 2017***	April 2023	—
Paraná (Norte)	—	—	December 2022	December 2022	April 2023	—
Santa Catarina	—	—	December 2017	December 2017***	April 2023	—
Rio de Janeiro	—	April 2028	April 2028	April 2028***	April 2023	—
Espirito Santo	—	April 2028	April 2028	April 2028***	April 2023	—
Rio Grande do Sul	—	April 2028	April 2028	April 2028***	April 2023	—
São Paulo—Capital	October 2024	August 2027	August 2027	July 2027	April 2023	—
São Paulo—Interior	—	March 2028	March 2028	March 2028	April 2023	—
Minas Gerais	—	—	April 2020	April 2020***	April 2023	—
Minas Gerais (Triângulo)	—	—	—	—	April 2023	—
Amazonas	October 2024	—	—	December 2022	April 2023	—
Maranhão	October 2024	—	—	December 2022	April 2023	—
Roraima	October 2024	—	—	December 2022	April 2023	—
Amapá	October 2024	—	—	December 2022	April 2023	—
Pará	October 2024	—	—	December 2022	April 2023	—
Distrito Federal	—	July 2027	July 2027	July 2027***	April 2023	—
Mato Grosso do Sul	—	July 2027	July 2027	July 2027***	April 2023	—
Goiás	—	July 2027	July 2027	July 2027***	April 2023	—
Tocantins	October 2024	July 2027	July 2027	July 2027***	April 2023	—
Mato Grosso	—	July 2027	July 2027	July 2027***	April 2023	—
Rondônia	October 2024	July 2027	July 2027	July 2027***	April 2023	—
Acre	October 2024	July 2027	July 2027	July 2027***	April 2023	—

*	In 450 MHz São Paulo Capital includes area codes 11 and 12.
**	In addition to a national block (20+20 MHz) in 2.5 GHz (4G), Claro also acquired 19 regional complementary blocks (10+10 MHz).
***	Certain blocks covered will expire in April 2023.

Other Licenses

Embratel

Embratel holds both domestic and international long-distance concessions that were granted on December 22, 2005 and will expire on December 31, 2025. Additionally, Embratel holds local voice services, data services (Serviço de Comunicação Multimídia, or “SCM”) and Pay TV licenses (Serviço de Acesso Condicionado or “SeAC”), which allow it to provide data, audio and video services for an indefinite term.

Star One:

Our Brazilian subsidiary Star One has the following authorizations:

Type:	Number:	Orbital Position	Issue Date:	Expiration Date: (15 years)
Extension (renewal)	PVSS/SPV 007/2006	63ºW, 65ºW, 70ºW, 84ºW and 92ºW – C Band	01/01/06	01/01/21
Orbital Position	PVSS/SPV 001/2003	65ºW – Ku Band	02/25/03	02/25/18
Orbital Position	PVSS/SPV 12/2007	68ºW – C and Ku Band	11/13/07	11/13/22
Orbital Position	PVSS/SPV 002/2003	70ºW – Ku Band	10/08/03	10/08/18
Orbital Position	PVSS/SPV 001/2007	75ºW – C and Ku Band	02/27/07	02/27/22
Orbital Position	PVSS/SPV 156/2012	70ºW – Ka and Ku (Planned) Band	03/28/12	03/28/27
Orbital Position	PVSS/SPV 076/2012	84ºW – Ka and Ku Band	02/06/12	02/06/27
Landing Rights	PVSS/SPV 002/2009	37.9ºW – C Band	05/25/09	05/05/19	*

*	The C12 Satellite (AMC-12) expiration date corresponds to the end of its lifetime.

Net Serviços

Net Serviços held 95 Pay TV licenses, granted by Anatel in November 2012. In 2013, these licenses were combined into eight Pay TV (SeAC) licenses, which allow Net Serviços to provide services in over 160 cities. These licenses impose certain technical, financial and legal requirements and have no expiration date. In 2014, Net Serviços intends to waive seven of such licenses and provide its services through a single nationwide license.

Concession Fees

Claro Brasil is required to pay a biannual fee equal to 2.0% of net revenue, except for the final year of the 15-year term of its authorizations, in which the fee equals 1.0% of net revenue.

Embratel is required to pay a fee every two years during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

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

In 2005, Anatel defined a series of cost-based methods for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has proposed that an economic group with more than 20% of market share shall be considered to have significant market power for this purpose. Under this proposal, Claro Brasil would be an economic group with significant market power.

In November 2012, Anatel published Resolution N. 600, approving the General Plan of Competition (Plano Geral de Metas da Competição or “PGMC”), which establishes that mobile termination rates must be reduced: (i) to 75% of the 2013 rates by 2014; and (ii) to 50% of the 2013 rates by 2015. In 2016, mobile termination rates will be determined based on a cost model, which is intended to be submitted during 2014. If Claro Brasil is deemed to constitute an economic group with significant market power and if PGMC comes into force as described, Claro Brasil may suffer a financial impact.

During the first quarter of 2012, in order to decrease the interconnection fees while PGMC comes into force, Anatel issued a transitory regulation that imposes a reduction of interconnection fees. Although the financial effect on Embratel is unclear, such regulation had a negative impact on Claro Brasil.

Fixed Line Interconnection Fees

Fixed line operators may freely negotiate interconnection rates, subject to a price cap established by Anatel. However, if an operator offers an interconnection fee below the price cap to another operator, it must offer the same price to any other operator that requests it.

Competition Regulation

The PGMC published by Anatel sets forth competition goals for all main telecommunications services. Their key objective is to lower prices in the wholesale markets and to ensure equal treatment among competitors. In December 2012, Anatel held public consultations regarding reference prices for such regulated markets and resolved that wholesale contracts within these markets shall be overseen by a third-party company hired by all the main operators. Anatel approved both Claro Brasil’s and Embratel’s wholesale public offerings (roaming, infrastructure, leased lines, mobile interconnection fees, internet network interconnection and internet links).

Quality of Service Regulation

Telecommunications providers are subject to quality targets under their concessions and the Quality of Service Regulation (Regulamento de Gestão da Qualidade or “RGQ”), issued in December 2012. Under this regulation, which came into force 120 days after its publication, the number of quality indicators fell from 37 to 21 for operators with more than 50 thousand accesses, thereby promoting the regulatory asymmetry already used in the regulation of broadband quality.

Noncompliance with the targets set by the RGQ and other quality of service regulations may result in the imposition of penalties by Anatel. As such, in July 2012, Anatel suspended Brazilian mobile phone providers TIM, Claro and Oi from selling new telephone lines in some states throughout the country, due to high rates of customer complaints. In each state, the company with the highest number of complaints was prohibited from conducting sales. Claro was prohibited from conducting sales in São Paulo, Santa Catarina and Sergipe from July 2012 through August 2012.

As a result, operators were requested to present to Anatel an investment plan that tackled issues of customer service and quality. Claro’s plan is being monitored by Anatel and non-compliance may result in further suspensions or other actions.

In October 2011, Anatel published quality of service regulations for PCS and SCM, which included new quality standards for broadband services. In addition, it requires that an independent third party designated by all broadband service providers—fixed and wireless—review these new standards. During 2012, operators hired a third-party company whose measurements started to be submitted during 2013.

Reversible Assets

Embratel’s concessions provide that the concessionaire’s assets, such as equipment, infrastructure and any other property or rights essential for the provision of services and considered as reversible, cannot be disconnected, replaced or sold without prior regulatory approval. Upon expiration of these concessions, such assets may be reverted to the Brazilian government in exchange for some compensation for the investments made in those assets.

Colombia

The ICT Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones) and the Communications Regulatory Commission (“CRC”) are responsible for overseeing and regulating the telecommunications sector, including wireless operations. In addition, the main audiovisual regulatory authority in Colombia with respect to Pay TV is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). The ICT Ministry supervises and audits the performance of our fixed and mobile voice and data services and the performance of legal, contractual and regulatory obligations. The activities of Comcel and Telmex Colombia are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), which enforces antitrust rules and protects consumer rights.

In September 2011, the CRC opened an administrative action to impose new regulatory measures on Comcel because of its dominant position in the outgoing mobile services market. On December 31, 2012, the CRC issued Regulation 4050/2012, which seeks to correct an alleged market failure, and imposed the following measures on Comcel: (i) asymmetric access charges for call termination on Comcel’s network, whereby we must offer lower rates to our competitors than the rates we pay them; and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls). Asymmetric access charges are expected to end by January 1, 2015, while the restrictions on off-net rates are expected to be temporary, subject to review or elimination by the CRC.

In October 2012, the ANTV issued Resolution No. 0179, establishing a unified licensing system and allowing existing cable operators to apply for a unified license to provide Pay TV services on a neutral technology basis, and on October 7, 2013, an addendum was signed authorizing the Company to provide Pay TV services under the DTH method.

On March 11, 2013, the ICT Ministry issued Resolution No. 449, outlining the bidding process for its 4G licenses. Comcel was excluded from bidding for the 1.7/2.1 GHz (AWS) spectrum band, but was allowed to bid for the 1.9 GHz and the 2.5 GHz spectrum bands. The 4G license auctioned to Comcel in the 2.5 GHz band was issued on July 26, 2013.

Under the terms of Comcel’s concessions to provide wireless telecommunications services in Colombia, it is required to make quarterly royalty payments based on its revenues to the ICT Ministry. In October 2012, a draft bill restricting any one wireless provider from controlling more than 30% of the wireless market was proposed in the Colombian Congress, though the initiative was not approved.

On November 28, 2013, Comcel qualified under the provisions of Law 1341 of 2009 related to the general authorization for the provision of mobile services, and applied for inclusion in the register of ICT Ministry networks and services administrated by the ICT Ministry.

In February 2014, the Colombian Constitutional Court issued judgment C-555 of 2013, regarding the obligation of telecommunications providers to return to the State assets related to their concessions upon the expiration of such concessions. The Constitutional Court ruled that Laws 422 of 1998 and 1341 of 2009 are constitutional and repealed the obligation to return such assets to the State, stating that mobile operators would only be required to return the assets for concessions that were assigned prior to 1998. Additionally, the Constitutional Court indicated that the providers may be compensated for the return of assets. The ICT Ministry will establish the applicable methodology to be followed for any such compensation.

In March 2014, the ICT Ministry issued Resolution No. 598, which granted Comcel the renewal of its permits for the use of the radio spectrum required to provide mobile services and microwave links for an additional ten-year period.

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

During 2010, the Communications Ministry issued Resolution 98/2010 setting rules for the implementation of mobile number portability, which began in March 2012. In November 2013, the Communications Ministry updated and modified the portability procedure through Resolution 21/2013.

Pursuant to Decree 558/08 all telecommunications providers, including AMX Argentina and Telmex Argentina, must contribute 1% of their monthly revenues, determined after certain deductions, to the Universal Fund (Fondo Fiduciario del Servicio Universal) to finance the provision of telecommunication services in underserved areas and to underserved persons.

In July 2013, the Communications Ministry through Resolution 5/2013 established a Quality Regulation of Telecommunications Services standard, under which providers must ensure better quality of service in terms of both accessibility to the network and dropped calls. The final document was issued by the National Communications Commission in November 2013.

In December 2013, the Communications Ministry issued Resolution 26/2013 which established the “second” as the unit of measure for charges of mobile communications.

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

Claro Chile holds a concession covering the entire Chilean territory. The concession was granted in June 1997 and covers a thirty-year period. The concession imposes coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to foreclose any concessionaire in the event of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 MHz within the 850 MHz frequency that permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile. In 2011, Claro Chile was granted a concession for the use of 40 MHz within the 2600 MHz frequency and in 2014 is expected to be granted a license in the 700 MHz frequency for a thirty-year period.

One of our subsidiaries has the right to use licenses to provide local fixed and wireless service through 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country. In addition, some subsidiaries in Chile provide domestic and international long-distance service, data services, internet access, pay television services and value-added services.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AMX Paraguay holds a nationwide PCS license to operate in the 1900 MHz frequency spectrum for a five-year term starting on January 26, 2009, which was renewed in April 2014 for an additional five-year period. AMX Paraguay also holds a nationwide internet access and data transmission license, which was renewed through 2017. In November 2010, AMX Paraguay received a license for a five-year term to provide DTH services and in August 2011, AMX Paraguay received a license to provide cable TV services for a ten-year term. The licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements. In December 2010, the National Telecommunications Commission of Paraguay approved the regulation for number portability, which was implemented during the fourth quarter of 2012.

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladorada de Servicios de Comunicaciónes) and the National Administration of Telecommunications (Administración Nacional de Telecomunicaciones) are in charge of supervising the telecommunications industry in Uruguay. In June 2004, we acquired a twenty-year license to operate three broadband PCS frequencies in Uruguay.

On February 4, 2013, Flimay was notified by the Court of Administrative Disputes (“TCA”) that its license for the provision of DTH had become effective. In May 2013, administrative authorities revoked the aforementioned license. Flimay lodged an appeal against such administrative resolution that is still pending.

In March 2013, the Government called for a public bidding process for the frequencies in the 1900 MHz and 1700/2100 MHz radio spectrum. As a result of this bidding process, AMX Wireless Uruguay was granted the use of 20 MHz of spectrum in the 1,900 MHz band and 20 MHz in the 1,700-2,100 MHz band.

Andean Region

Ecuador

Our wireless and fixed-line operations are subject to regulation by:

•	the National Telecommunications Council (Consejo Nacional de Telecomunicaciones), which is responsible for policy-making in the telecommunications area;

•	the National Telecommunications Secretariat (Secretaría Nacional de Telecomunicaciones), which is responsible for executing the National Telecommunications Council’s resolutions and managing and assigning licenses to use the radio-electric spectrum for the provision of telecommunications services;

•	the Telecommunications Superintendency (Superintendencia de Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions; and

•	Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is the leading government agency responsible for the technology industry’s development and the promotion of equal access to telecommunications services.

In 2008, Conecel renewed its concessions to operate 25 MHz on the 850MHz radio spectrum and 10 MHz on the 1900 MHz (Sub Band E-E) radio spectrum. This included a concession for PCS services that expires in August 2023. The renewal of the PCS concession allows us to provide 3G services and contains stricter quality-of-service requirements for, among other things, the number of successful call completions, average delivery time of SMS services, average time an operator takes to deal with all aspects of a customer call, geographic coverage and service conditions. In 2011, Conecel renewed its license to provide internet value-added services, which expires in 2021. In 2002, Conecel obtained a license to provide carrier services, which expires in 2017.

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

In February 2014, following a regulatory claim filed in 2012 by the state-owned operator, the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado or “SCPM”) imposed a fine on Conecel of Ps.1,809 million (US$138.4 million), for alleged monopolistic practices related to five locations in which the state-owned operator argues that Conecel has exclusive rights to deploy its network, preventing others from doing so. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued during that same month, the competent court allowed Conecel’s lawsuit and suspended the effects of the contested fine. In addition, our subsidiaries in Ecuador face other processes before the local regulatory authorities.

Peru

The main telecommunications regulatory authorities in Peru are the Supervising Agency of Private Investment in Telecommunications (Organismo Supervisor de Inversión Privada en Telecomunicaciones—OSIPTEL) and the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones).

América Móvil Perú holds nationwide concessions to provide mobile, PCS, fixed-line, local carrier, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephony and value-added services (including internet access) covering all regions in Peru. The concessions were awarded between May 1999 and June 2008, operating 25 MHz on the 850 MHz band, 35 MHz on the 1900 MHz band, 50 MHz on the 3.5 GHz band, 10 MHz on the 450 MHz band and 56 MHz on the 10.5 GHz band.

Each of the concessions was awarded by the Ministry of Transportation and Communications, and covers a 20-year period. The concessions contain coverage, reporting, service requirements and spectral efficiency goals. The Ministry of Transportation and Communications is authorized to cancel any of the concessions in case of specified breaches of its terms.

Mobile number portability was implemented in January 2010. During 2013, transfer requests from other wireless operators to América Móvil Perú represented 52.5% of total portability requests.

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

El Salvador—CTE’s business is subject to comprehensive regulation and oversight by the Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones or “SIGET”). CTE holds a concession from the Salvadoran government to operate its nationwide fixed-line network and CTE Telecom Personal holds a permit for the use of 50 MHz in the 1900 MHz frequency band to operate its cellular network.

Guatemala—Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network in the 900 MHz and 1900 MHz frequencies nationwide. In April 2014, the Guatemalan Telecommunications Agency granted Telgua the renewal of its licenses to operate its cellular network for a period that expires in 2033.

Nicaragua—Enitel’s business is subject to comprehensive regulation and oversight by the Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos) under the General Telecommunications and Postal Services Law (Ley General de Telecomunicaciones y Servicios Postales). Enitel holds a concession in the 850 MHz and 1900 MHz bands to operate its cellular network for a twenty-year period and was granted the right to use spectrum in the 700 MHz and 1700/2100 MHz in order to provide 4G technology services. Enitel was also granted the right to use 50 MHz in the 3.5 GHz frequency band to provide data and internet services, which will expire in 2022.

Honduras—Sercom Honduras’ businesses are subject to comprehensive regulation and oversight by the Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones). Sercom Honduras holds a concession to operate its cellular network in the PCS 1900 MHz and LTE-4G 1700/2100 MHz frequencies nationwide.

Panama—Claro Panamá’s business is subject to comprehensive regulation and oversight by the National Authority of Public Services (Autoridad Nacional de los Servicios Públicos). Claro Panamá has a license for the provision of mobile voice, data and video services in Panama. The license grants the right to use 30 MHz in the 1900 MHz frequency band for a 20-year period. Claro Panamá also holds Pay TV, international long-distance, fixed-line voice and added value-added services licenses.

United States—TracFone is subject to the jurisdiction of the FCC and to certain U.S. telecommunications laws and regulations. TracFone is not required to hold wireless licenses to carry out its business.

Dominican Republic—The Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or “Indotel”) is responsible for supervising the telecommunications industry in the Dominican Republic. Codetel holds concessions to provide telecommunication services in the Dominican Republic. The concessions do not contain coverage, reporting or service requirements and grant the right to use 25 MHz in the 800 MHz frequency band, 30 MHz in the 1900 MHz frequency band and 30 MHz in the 3.5 GHz frequency band until 2030. Indotel is authorized to cancel the concessions in the event of specified breaches of their terms.

Puerto Rico—The FCC and the Telecommunications Regulatory Board of Puerto Rico (“TRBPR”) oversee and regulate the telecommunications industry in Puerto Rico. Our Puerto Rican subsidiaries hold concessions to provide telecommunication services, including local exchange, long-distance, broadband internet access, VoIP, DTH, IPTV technologies, long-distance interstate and international services, roaming services, Pay TV services and mobile voice and data services that contain coverage, reporting and service requirements. The FCC and the TRBPR have the authority to cancel the concessions within their competent jurisdiction in the event of specified breaches of their terms.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Introduction

Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in nine segments. Our operations in Mexico are presented in two segments—Mexico Wireless, which comprises principally Telcel, and Mexico Fixed, which consists of Telmex and its subsidiaries providing fixed-line services. Our headquarters’ operations are allocated to the Mexico Wireless segment. Segment information is presented in Note 21 to our audited consolidated financial statements.

Factors that drive financial performance differ for our different geographical segments, depending on subscriber acquisition costs, the competitive situation, the regulatory environment, economic factors, interconnection rates and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects on the different segments.

Constant Currency Presentation

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In 2013, the Mexican peso was generally stronger against our other operating currencies than in 2012, which tended to reduce the reported amounts attributable to our non-Mexican operations.

We also recognize exchange gain and loss attributable to changes in the value of our operating currencies, particularly the Mexican peso and Brazilian real, against the currencies in which our indebtedness and accounts payable are denominated—especially the U.S. dollar. Appreciation of our operating currencies generally results in foreign exchange gains, while depreciation of these currencies generally results in foreign exchange losses. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposures, which are generally not accounted for as hedging. In 2013, the Mexican peso and especially the Brazilian real weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.19.6 billion and net fair value gains on derivatives of Ps.5.9 billion. In 2012, we recorded net foreign exchange gains of Ps.7.4 billion and net fair value losses on derivatives of Ps.5.3 billion. See Note 11 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or sought to impose decreases in, or the elimination of, interconnection rates, and we expect further decreases in Mexico, Brazil, Chile, Peru, Ecuador and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change. Significant regulatory developments are presented in more detail in “Recent Developments” and “Regulation” under Item 4, and “Risk Factors” under Item 3.

Composition of Operating Revenues

During 2013, our total operating revenues consisted of: mobile voice revenues (33.7% of total operating revenue), fixed voice revenues (14.2% of total operating revenue), mobile data revenues (20.3% of total operating revenue), fixed data revenues (10.8% of total operating revenue), Pay TV revenues (7.7% of total operating revenue) and other services (13.2% of total operating revenue). Other services include revenues from selling handsets and other equipment, as well as other miscellaneous revenue.

Revenues from wireless and fixed voice services primarily include monthly subscription charges, airtime charges, charges for local and long-distance calls, and interconnection charges billed to other service providers for calls completed on our network. Revenues from monthly subscription charges are driven mainly by the number of subscribers and the pricing of subscription packages. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid wireless customers generally have an allotment of airtime each month for which they are not required to pay usage charges.

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

Revenues are recognized at the time services are provided. Billed revenues for service not yet rendered are recognized as deferred revenues. Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and they are included under mobile voice services.

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

Mexican Tax Reform

In 2013, Mexico adopted a major package of tax reform measures that changed the tax regime applicable to us and our Mexican subsidiaries beginning January 1, 2014. The changes applicable to us are extensive, and in some respects they may require us to pay more taxes than under prior law. The most significant impact is related to certain payments made to our employees that will no longer be deductible for tax purposes, and will result in additional taxes that we estimate at approximately Ps.1.3 billion pesos for 2014. Although we are still evaluating the effects of the reforms, we do not currently expect the overall impact of the tax reform on our financial performance to be material.

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such measures are:

ARPU—average revenues per user. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The result is then presented in Mexican pesos, and comparability from one year to the next is therefore affected by changes in exchange rates. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless, fixed or Pay TV). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service or following a specified period after they become delinquent, and prepaid customers are considered disconnected following a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

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

General Trends Affecting Operating Results

Our results of operations in 2013 reflected several continuing long-term trends including:

•	intense competition, with growing subscriber acquisition costs and generally declining customer prices;

•	growing demand for data services over both fixed and wireless networks;

•	declining demand for fixed voice services;

•	declining interconnection rates; and

•	growing operating costs reflecting, among other things, higher cost of content for Pay TV and data services, costs of providing customer care, and costs of operating ever larger and more complex networks.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well. In addition, our Pay TV businesses have also continued to grow in all the regions where we provide Pay TV services.

Several other significant factors affected 2013 performance. In particular, our revenues from wireless voice services were adversely affected by weak economic conditions in Mexico. In addition, the contribution of our Brazilian businesses to our operating results was adversely affected by the depreciation of the Brazilian currency against the Mexican peso. Exchange-rate movements also affected our reported financing costs, as they do every year.

Consolidated Results of Operations for 2013 and 2012

Operating Revenues

Operating revenues increased by 1.4% in 2013. At constant exchange rates, total operating revenues for 2013 increased by 7.9% over 2012. The principal factors in the increase included increases in revenues from our Pay TV and mobile and fixed data services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Mobile Voice—Mobile voice revenues decreased by 7.7% in 2013. At constant exchange rates, mobile voice revenues for 2013 decreased by 1.7% from 2012. The principal factor in the decrease was lower revenues from mobile voice services, principally in Mexico, Brazil and Colombia.

Fixed Voice—Fixed voice revenues decreased by 9.7% in 2013. At constant exchange rates, total fixed voice revenues for 2013 decreased by 4.5% from 2012. The principal factors in the decrease were increased penetration of wireless technology, a decrease in long-distance traffic and lower interconnection rates, principally in Mexico, Brazil and Colombia.

Mobile Data—Mobile data revenues increased by 17.0% in 2013. At constant exchange rates, mobile data revenues for 2013 increased by 23.4% from 2012. The principal factors in the increase were increased use of services such as media and content downloading, web browsing and machine-to-machine services as well as content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues increased by 1.7% in 2013. At constant exchange rates, fixed data revenues for 2013 increased by 8.8% over 2012. The principal factors in the increase were residential broadband services growth, including growth of corporate data services such as cloud, dedicated lines and leasing.

Pay TV—Pay TV revenues increased by 7.6% in 2013. At constant exchange rates, total Pay TV revenues for 2013 increased by 21.0%. The principal factors in the increase were increases in the use of our services as a result of the introduction of new plans and channel packages, particularly in Brazil, and subscriber growth in our operations in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services increased by 18.5% in 2013. At constant exchange rates, revenues from other services for 2013 increased by 23.0% over 2012. The increase primarily reflects the sale of smartphones.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services increased by 5.0% in 2013, representing 45.6% of operating revenues in 2013, compared to 44.0% of operating revenues in 2012. At constant exchange rates, cost of sales and services increased by 11.9% over 2012.

Cost of sales was Ps.122.0 billion in 2013 and Ps.110.5 billion in 2012 and primarily reflects the cost of handsets, accessories and computers sold to customers. Costs of handsets, accessories and computers increased by 10.4% in 2013. This increase primarily reflects the purchase of increasing quantities of smartphones for sale to customers in all countries in which we operate, which increased the subsidies we provide in order to acquire and retain subscribers.

Cost of services was Ps.236.3 billion in 2013 and Ps.230.7 billion in 2012. Cost of services increased 2.5% in 2013. At constant exchange rates, cost of services for 2013 increased by 10.2% over 2012. This increase was principally due to growth of our network, including the deployment of 4G and LTE networks, and increased customers throughout our businesses, as well as higher concession fees.

Commercial, administrative and general—Commercial, administrative and general expenses increased by 1.0% in 2013, representing 21.3% of operating revenues in 2013 and 21.4% in 2012. At constant exchange rates, commercial, administrative and general expenses for 2013 increased by 8.1% over 2012. The increase in commercial, administrative and general expenses in 2013 principally reflects subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising campaigns in Brazil, Mexico and Colombia; higher customer-service costs related to increases in the number of physical and telephone customer-service centers, to permit us to provide better customer care and quality of service and increased seasonal promotions; and telemarketing costs, such as temporary hiring of employees and production of marketing materials, which received less supplier support than in the prior year.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at a rate of 15.0% and 10.0%, respectively, of taxable income. We account for these amounts under commercial, administrative and general expenses.

Depreciation and amortization—Depreciation and amortization decreased by 2.0% or Ps.2.0 billion in 2013. At constant exchange rates, depreciation and amortization for 2013 increased by 5.3% over 2012, principally as a result of capital expenditures made in recent years. As a percentage of revenues, depreciation and amortization decreased from 13.4% in 2012 to 12.9% in 2013.

Operating Income

Operating income decreased by 4.3% in 2013. Operating margin (operating income as a percentage of operating revenues) was 19.6% in 2013 and 20.8% in 2012. The decrease in our operating margin in 2013 is due principally to higher costs for subscriber acquisition, network maintenance and customer service, as well as to the growth of lower margin businesses such as Pay TV and TracFone.

Non-Operating Items

Interest income—Interest income increased by 8.1% in 2013. The total increase of Ps.0.5 billion in interest income is principally due to higher cash balances.

Interest expense—Interest expense increased by 21.8% in 2013. The total increase of Ps.5.4 billion in interest expense is principally due to a higher average level of indebtedness.

Foreign exchange gain (loss), net—Foreign exchange gain (loss), net represented a loss of Ps.19.6 billion in 2013, compared to a gain of Ps.7.4 billion in 2012. The net foreign exchange loss was primarily attributable to the appreciation of currencies in which our indebtedness is denominated, particularly the euro and the U.S. dollar, as well as the effect on intercompany debt of the depreciation of the Brazilian real against the peso.

Valuation of derivatives and other financial items, net—The net change in valuation of derivatives and other financial items represented a loss of Ps.5.2 billion in 2013, compared to a loss of Ps.12.5 billion in 2012. The loss is principally due to other financial expenses including commissions on financial services and interest cost of labor obligations. See Note 16(d) to our audited consolidated financial statements included in this annual report.

Equity interest in net income of associated companies—Our share of the net income of associated companies accounted for under the equity method was of Ps.0.04 billion in 2013 and Ps.0.8 billion in 2012. Our results from equity method investees for 2013 primarily reflect our interests in KPN and Telekom Austria, which were acquired in 2012 and 2013.

Income Tax—Our effective rates of provisions for corporate income tax as a percentage of pretax income were 28.8% in 2013 and 33.4% in 2012. Our effective tax rate differs from the Mexican statutory rate of 30%, and decreased in 2013, primarily because of losses from the sale and restructuring of financial assets. See note 20 to our consolidated financial statements.

Net Income

We had net income of Ps.75.0 billion in 2013 and Ps.91.6 billion in 2012. The decrease in net income in 2013 principally reflects higher financing costs as a result of foreign exchange losses.

Consolidated Results of Operations for 2012 and 2011

Investment in Net Serviços

As of December 31, 2013, we owned, directly and indirectly through our Brazilian subsidiaries, 92.2% of the total equity of Net Serviços, which provides Pay TV services in Brazil. We began consolidating Net Serviços from January 1, 2012, and, accordingly, the data presented in this annual report consolidate the results of Net Serviços as of and for the years ended December 31, 2012 and 2013. Prior to January 1, 2012, we accounted for Net Serviços using the equity method. The consolidation of Net Serviços affects the comparability of our results for 2012 to our results for 2011.

Operating Revenues

Operating revenues increased by 12.3% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total operating revenues for 2012 increased by 6.3% over 2011. The principal factors in the increase included increases in revenues from our Pay TV, wireless voice, and wireless and fixed data services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Mobile Voice—Mobile voice revenues increased by 1.8% in 2012. At constant exchange rates, mobile voice revenues for 2012 increased by 1.1% over 2011. The principal factors in the increase were an increase in traffic and the introduction of plans with more monthly airtime, partially offset by reductions in interconnection rates charged to other telecommunications providers and reductions in rates charged to customers, principally in Mexico and Brazil.

Fixed Voice—Fixed voice revenues decreased by 11.1% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total fixed voice revenues for 2012 decreased by 8.1% over 2011. The principal factors in the decrease were a decrease in long-distance traffic and lower interconnection rates, principally in Mexico and Brazil.

Mobile Data—Mobile data revenues increased by 33.5% in 2012. At constant exchange rates, mobile data revenues for 2012 increased by 32.9% from 2011. The principal factors in the increase were increased use of services such as SMS messaging, web browsing and machine-to-machine services, as well as content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues increased by 16.1% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, fixed data revenues for 2012 increased by 4.7% over 2011. The principal factors in the increase were residential subscriber and broadband services growth, including growth of corporate data services.

Pay TV—Pay TV revenues more than tripled in 2012 primarily because of the consolidation of Net Serviços. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, total Pay TV revenues for 2012 increased by 37.2% over 2011, principally due to an increase in the use of our services as a result of the introduction of new plans, particularly in Brazil, and subscriber growth in our operations in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services increased by 12.8% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, revenues from other services for 2012 increased by 13.1% over 2011. The principal factor in the increase was the increase in the number of handsets, accessories and computers sold as a result of the acquisition of new customers.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services increased by 17.8% in 2012, representing 44.0% of operating revenues in 2012, compared to 42.0% of operating revenues in 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, cost of sales and services increased by 11.5% over 2011.

Cost of sales was Ps.110.5 billion in 2012 and Ps.95.1 billion in 2011 and primarily represents the cost of handsets, accessories and computers sold to customers. Costs of handsets, accessories and computers increased by 16.2% in 2012. This increase primarily reflects the effect of new plans offered to customers that include more expensive equipment, such as smartphones, which requires larger subsidies.

Cost of services was Ps.231.0 billion in 2012 and Ps.195.0 billion in 2011. The 29.8% increase in 2012 was principally due to the consolidation of Net Serviços commencing in January 2012, increased content charges as a result of the growth in our Pay TV business, increased costs to support the growth in our mobile data business and higher royalty payments, as well as higher network maintenance and expansion, real estate leasing, electricity and labor costs. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, cost of services for 2012 increased by 9.8% over 2011.

Commercial, administrative and general—Commercial, administrative and general expenses increased by 13.8% in 2012, representing 21.4% of operating revenues in 2012 and 21.1% in 2011. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, commercial, administrative and general expenses for 2012 increased by 5.6% over 2011. The increase in commercial, administrative and general expenses in 2012 principally reflects higher advertising and labor costs; subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising campaigns in Brazil, Mexico and Colombia; higher customer-service costs related to increases in the number of physical and telephone customer-service centers to permit us to provide better customer care and quality of service and increased seasonal promotions; and telemarketing costs, such as temporary hiring of employees and production of marketing materials, which received less supplier support than in the prior year.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at a rate of 15.0% and 10.0%, respectively, of taxable income. We account for these amounts under commercial, administrative and general expenses.

Depreciation and amortization—Depreciation and amortization increased by 10.2% or Ps.9.6 billion in 2012. At constant exchange rates and excluding the effects resulting from the consolidation of Net Serviços, depreciation and amortization for 2012 increased by 6.6% over 2011. As a percentage of revenues, depreciation and amortization decreased from 13.6% in 2011 to 13.4% in 2012.

Operating Income

Operating income increased by 2.2% in 2012, principally reflecting the consolidation of Net Serviços. Operating margin (operating income as a percentage of operating revenues) was 20.8% in 2012 and 22.8% in 2011. The decrease in our operating margin in 2012 is due principally to higher costs for subscriber acquisition, network maintenance and customer service, as well as to the growth of lower margin businesses such as Pay TV and TracFone.

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

Valuation of derivatives and other financial items, net—The net change in valuation of derivatives and other financial items represented a loss of Ps.12.5 billion in 2012, compared to a gain of Ps.4.7 billion in 2011. The loss is principally due to the effects of exchange rate movements on derivative financial instruments we use to hedge our exchange rate exposure and, in particular, to the appreciation of the Mexican peso against the U.S. dollar in 2012.

Equity interest in net income of associated companies—Our share of the net income of associated companies accounted for under the equity method was of Ps.0.8 billion in 2012 and Ps.1.9 billion in 2011. Our results from equity method investees for 2012 primarily reflect our interests in KPN and Telekom Austria, which we acquired in 2012. Our results from equity method investees in 2011 primarily reflect our interest in Net Serviços, which became a consolidated subsidiary in 2012.

Income Tax—Our effective rates of provisions for corporate income tax as a percentage of pretax income were 33.4% in 2012 and 31.1% in 2011. Our effective tax rate differs from the Mexican statutory rate of 30.0%, principally because (a) in Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities and (b) our operations outside Mexico are taxed separately in each jurisdiction, at varying rates. The increase in the effective tax rate in 2012 was due to a higher level of taxable inflationary effects and to a higher share of taxable income at certain non-Mexican subsidiaries. See note 20 to our consolidated financial statements.

Net Income

We had net income of Ps.91.6 billion in 2012 and Ps.88.2 billion in 2011. The increase in net income in 2012 principally reflects lower financing costs as a result of foreign exchange gains.

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

	Mexican pesos per foreign currency unit (average for the period)
	2011	% Change	2012	% Change	2013
Brazilian real	7.4135	(8.8)	6.7605	(12.2)	5.9334
Colombian peso	0.0067	8.3	0.0073	(6.7)	0.0068
Argentine peso	3.0055	(2.5)	2.9305	(20.1)	2.3410
U.S. dollar	12.4210	6.0	13.1663	(3.0)	12.7660

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2011
	Operating revenues			Operating income
	(in millions of Mexican Pesos)		(as a % of total operating revenues)	(in millions of Mexican Pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	169,118	24.5%	Ps.	76,004	48.2%
Mexico Fixed		112,255	16.3		26,981	17.1
Brazil		177,697	25.8		9,064	5.8
Colombia		61,087	8.9		19,451	12.3
Southern Cone		54,839	7.9		8,608	5.5
Andean Region		35,394	5.1		11,201	7.1
Central America		19,565	2.8		(57)	(0.0)
United States		47,554	6.9		817	0.5
Caribbean		27,072	3.9		5,375	3.4
Eliminations		(14,615)	(2.1)		162	0.1

Total	Ps.	689,966	100.0%	Ps.	157,606	100.0%

	Year ended December 31, 2012
	Operating revenues			Operating income
	(in millions of Mexican Pesos)		(as a % of total operating revenues)	(in millions of Mexican Pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	183,645	23.7%	Ps.	81,961	50.9%
Mexico Fixed		106,025	13.7		20,862	12.9
Brazil		209,787	27.1		12,686	7.9
Colombia		73,432	9.5		22,710	14.1
Southern Cone		62,018	8.0		8,071	5.0
Andean Region		42,495	5.5		13,177	8.2
Central America		23,047	3.0		(3,497)	(2.2)
United States		63,144	8.1		1,828	1.1
Caribbean		27,441	3.5		2,883	1.8
Eliminations		(15,964)	(2.1)		469	0.3

Total	Ps.	775,070	100.0%	Ps.	161,150	100.0%

	Year ended December 31, 2013
	Operating revenues			Operating income
	(in millions of Mexican Pesos)		(as a % of total operating revenues)	(in millions of Mexican Pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	193,178	24.6%	Ps.	78,761	51.1%
Mexico Fixed		105,869	13.5		20,038	13.0
Brazil		199,887	25.4		11,101	7.2
Colombia		74,210	9.4		21,351	13.8
Southern Cone		61,521	7.8		6,174	4.0
Andean Region		45,113	5.7		11,910	7.7
Central America		24,219	3.1		(1,129)	(0.7)
United States		77,167	9.8		939	0.6
Caribbean		25,509	3.2		4,478	2.9
Eliminations		(20,572)	(2.5)		635	0.4

Total	Ps.	786,101	100.0%	Ps.	154,258	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our operating segments, first by comparing results for 2013 and 2012, and then by comparing results for 2012 and 2011. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 21 to our audited financial statements, which is prepared in accordance with IFRS. Each geographical segment includes all income, cost and expense eliminations that occurred between subsidiaries within the geographical segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income, and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) for our non-Mexican segments, effects of exchange rate changes, and (c) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

2013 Compared to 2012

Mexico Wireless

Segment operating revenues increased by 5.2% in 2013. Adjusted revenues increased 3.9% in 2013. This increase was primarily driven by an increase in value-added services revenues. Wireless voice revenues decreased by 8.4% in 2013, reflecting primarily larger discounts and promotions for prepaid customers and weaker economic conditions. Wireless data revenues increased by 12.5% in 2013, principally due to increased demand for value-added services.

In 2013, the number of prepaid wireless subscribers increased by 3.8%, and the number of postpaid wireless subscribers increased by 9.1%, resulting in an increase in the total number of wireless subscribers in Mexico of 4.5% to approximately 73.5 million as of December 31, 2013, which represented a net addition of 3.1 million wireless subscribers.

Average MOUs per subscriber increased by 3.0% in 2013. ARPU decreased by 5.1% in 2013. During 2013, we lowered the price of some of our services in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers, who received double the airtime they purchased under various promotional packages) and MOUs. Reductions in interconnection tariffs and a decline in long-distance traffic resulted in lower interconnection revenues in 2013. The wireless churn rate for our Mexican Wireless operations was 3.7% during 2012 and 3.8% in 2013.

Segment operating income decreased by 3.9% in 2013. Adjusted operating income decreased by 2.4% in 2013. Segment operating margin (operating income as a percentage of operating revenues) was 40.8% in 2013 and 44.6% in 2012. Adjusted operating margin for this segment was 43.7% in 2013 and 46.5% in 2012. The decrease in operating margin in 2013 was due principally to higher equipment costs (larger subsidies), as well as customer services, network maintenance and value-added services costs (including payments to content providers).

Mexico Fixed

Segment operating revenues decreased by 0.1% in 2013. This decrease was principally due to decreases in voice revenues, partially offset by an increase in fixed data revenues. Fixed voice revenues decreased by 7.0% in 2013, reflecting significant reductions in local and long-distance prices and subscribers. Revenues from broadband and corporate network services increased by 3.7% in 2013, principally due to the phasing out of introductory promotional packages from earlier periods, and an increase in the broadband subscriber base.

In 2013, the number of fixed voice RGUs in Mexico decreased by 4.8%, and the number of broadband RGUs in Mexico increased by 4.8%, resulting in a decrease in total RGUs in Mexico of 1.2% to approximately 22.5 million as of December 31, 2013. In 2013, long-distance minutes increased by 5.2% and interconnection minutes increased by 7.4%, resulting in an increase in total minutes in Mexico of 6.4%. The fixed voice churn rate increased slightly from 1.1% in 2012 to 1.4% in 2013. The broadband churn rate decreased slightly from 1.4% in 2012 to 1.2% in 2013.

Segment operating income decreased by 3.9% in 2013. Adjusted segment operating income decreased by 8.6%. Segment operating margin was 18.9% in 2013 and 19.7% in 2012. Adjusted operating margin for this segment was 19.1% in 2013 and 20.5% in 2012. The decrease in 2013 was due principally to higher broadband and fixed line maintenance and energy costs, which were necessary to increase capacity, increases in our pension obligations to former employees and increased personnel costs as a consequence of an employee salary increase during 2013.

Brazil

Segment operating revenues decreased by 4.7% in 2013. Adjusted segment operating revenues increased by 8.1% in 2013. Wireless data revenues increased 19.2% in 2013 and fixed data revenues increased 11.4%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 21.9% in 2013 as a result of subscriber growth driven by new commercial packages offered by Embratel. Wireless and fixed voice revenues decreased by 4.8% and 3.2%, respectively, in 2013. Revenues decreased the most for wireless and fixed long-distance services, which primarily reflects promotions implemented during 2013.

In 2013, the number of prepaid wireless subscribers increased by 4.2%, and the number of postpaid wireless subscribers increased by 9.6%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 5.3% to approximately 68.7 million as of December 31, 2013. In 2013, the number of fixed voice RGUs increased by 8.8%, the number of broadband RGUs increased by 16.3% and the number of Pay TV RGUs increased by 17.9%, resulting in an increase in total RGUs in our Brazil segment of 14.3% to approximately 32.7 million as of December 31, 2013.

Average MOUs per subscriber increased by 11.3% in 2013. The increase in average MOUs during 2013 reflects increased traffic, on net and from other providers, in our network, which was partly due to new commercial plans and promotional packages. ARPU decreased by 16.8% in 2013. This decrease during 2013 reflects a decrease in monthly airtime and interconnection rates that was not offset by increased data usage.

Segment operating income decreased by 12.5% in 2013. Segment operating margin was 5.6% in 2013 and 6.0% in 2012. Adjusted segment operating margin was 4.2% in 2013 and 5.1% in 2012. Adjusted segment operating income and operating margin in 2013 were affected by subscriber acquisition costs, higher costs for customer service, call centers and energy, and advertising, higher rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Segment operating revenues increased 1.1% in 2013. Adjusted operating revenues increased by 8.3%. Fixed and wireless data services increased by 17.2% and 20.0%, respectively, in 2013, as a result of new promotional packages focused on SMS texting and web browsing. Fixed voice revenues increased by 18.9% and wireless voice revenues decreased 2.1% in 2013. Pay TV revenues increased by 9.4% in 2013.

Average MOUs per subscriber decreased by 4.3% in 2013. ARPU decreased by 0.7% in 2013. The decreases in average MOUs and ARPU in 2013 reflected primarily a decrease in traffic, partially resulting from fundamental changes in our commercial conditions, linked to regulatory measures. Mobile data use did not increase sufficiently to offset these declines.

Segment operating income decreased by 6.0% in 2013. Adjusted segment operating income increased by 4.6%. Segment operating margin was 28.8% in 2013 and 30.9% in 2012. Adjusted segment operating margin was 31.7% in 2013 and 32.9% in 2012. The decrease in segment operating margin in 2013 was principally due to higher subscriber acquisition costs, primarily as a result of handset subsidies offered to new customers.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues decreased by 0.8% in 2013, reflecting a decrease of 2.6% in Argentina, Paraguay and Uruguay and an increase of 4.0% in Chile. Adjusted segment operating revenues increased by 15.9%, reflecting an adjusted operating revenue increase of 20.8% in Argentina, Paraguay and Uruguay and 9.2% in Chile. The decrease in segment operating revenue in Argentina, Paraguay and Uruguay is primarily related to the devaluation of the Argentine peso. The increase in segment operating revenue in Chile was driven primarily by higher usage of all services, principally data services. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber decreased by 1.3% in 2013, primarily due to the phasing out of promotional packages from earlier periods for both prepaid and postpaid services. ARPU decreased by 9.6% in Argentina, Paraguay and Uruguay and decreased by 3.6% in Chile. ARPU was negatively affected by changes in exchange rates, and at constant exchange rates would have been positive for Argentina, Paraguay and Uruguay.

Segment operating income decreased by 23.5% in 2013, reflecting a decrease in operating income of 10.3% in Argentina, Paraguay and Uruguay and an increase in operating loss of 29.2% in Chile. Adjusted segment operating income increased by 3.1%, reflecting an increase in adjusted operating income of 14.4% in Argentina, Paraguay and Uruguay and a decrease in adjusted operating loss of 36.0% in Chile. Segment operating margin was 10.0% in 2013, reflecting an operating margin of 26.4% in Argentina, Paraguay and Uruguay and (19.3)% in Chile. In 2013, adjusted operating margin was 13.1%, reflecting an adjusted operating margin of 26.2% in Argentina, Paraguay and Uruguay and (19.3)% in Chile. In 2012, adjusted operating margin was 13.0%, reflecting an adjusted operating margin of 27.6% in Argentina, Paraguay and Uruguay, and (15.5)% in Chile. Adjusted segment operating income in Argentina, Paraguay and Uruguay was negatively affected by customer-service costs and inflationary effects in most costs and expenses, mainly in Argentina. Segment operating income in Chile was negatively affected by subscriber acquisition, maintenance and customer-service costs.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 6.2% in 2013, reflecting operating revenues increases of 7.0% in Ecuador and 5.4% in Peru. Adjusted segment operating revenues increased by 10.9%, reflecting increases of 10.3% in Ecuador and 11.4% in Peru. These increases were driven primarily by higher usage of wireless data in both countries.

Average MOUs per subscriber increased by 4.5% in 2013, principally reflecting increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. ARPU increased by 0.8% in Ecuador and increased by 4.3% in Peru. ARPU in both countries was positively affected by greater usage of data services and airtime.

Segment operating income decreased by 9.6% in 2013, reflecting operating income decreases of 1.8% in Ecuador and 11.4% in Peru. Adjusted segment operating income decreased by 2.5%, reflecting decreases of 1.3% in Ecuador and 6.6% in Peru. Segment operating margin was 26.4% in 2013, reflecting operating margins of 32.9% in Ecuador and 26.5% in Peru. In 2013 adjusted segment operating margin was 29.6%, reflecting adjusted operating margins of 33.0% in Ecuador and 26.5% in Peru. The decrease in segment operating income and operating margin in 2013 was driven by higher subscriber acquisition and network maintenance costs.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues increased by 5.1% in 2013. Adjusted segment operating revenues increased by 7.9% in 2013. These increases were driven primarily by increases in wireless data, broadband and Pay TV services, offset by decreases in fixed voice services. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Average MOUs per subscriber decreased by 3.3% in 2013, primarily due to an increase in our subscriber base and the net increase in subscriber growth. ARPU decreased by 5.1%. This decrease was primarily attributable to lower prices and decreased usage of voice services, partially offset by higher use of data services.

Segment operating margin was (4.7)% in 2013 and (15.2)% in 2012. Adjusted segment operating margin was (4.5)% in 2013 and 14.9% in 2012. Segment operating margin in 2013 was affected by higher network operating and subscriber acquisition costs.

United States

Segment operating revenues increased by 22.2% in 2013. Adjusted segment operating revenues increased by 25.9% in 2013. This increase is due principally to customer base increases due to the consolidation of Simple Mobile beginning in June 2012 and the growth of our Straight Talk service plans. Wireless data services increased by 52.5% during 2013 and now represent 42.2% of service revenues. In 2013, the number of wireless subscribers, all of which are prepaid subscribers, increased by 5.7% to approximately 23.7 million as of December 31, 2013.

Average MOUs per subscriber increased by 14.9% in 2013. ARPU increased by 10.2% in 2013. The increase in average MOUs and in ARPU is primarily due to our packages, some of which offer unlimited usage for a fixed monthly rate.

Segment operating income decreased 48.6% in 2013. Adjusted segment operating income increased by 7.2% in 2013, reflecting the increase in our operating revenues, as well as important cost reductions for airtime, data and SMS messaging purchases.

Segment operating margin was 1.2% in 2013 and 2.9% in 2012. Adjusted segment operating margin was 8.4% in 2013 and 9.9% in 2012.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues decreased by 7.0% in 2013. Adjusted segment operating revenues decreased by 4.8%. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber decreased by 7.3% in 2013, primarily due to reduced usage of voice services. ARPU decreased by 8.5% in 2013. This decrease in ARPU was primarily attributable to declining prices and average voice usage, and a more competitive market for voice services.

Segment operating income increased by 55.3% in 2013. Adjusted segment operating income increased by 43.5% in 2013. Segment operating margin was 17.6% in 2013 and 10.5% in 2012. Adjusted segment operating margin was 17.2% in 2013 and 11.4% in 2012. The increases in adjusted segment operating income and operating margin in 2013 were driven primarily by a reduction in labor obligation costs in Puerto Rico.

2012 Compared to 2011

Mexico Wireless

Segment operating revenues increased by 8.6% in 2012. Adjusted revenues increased 8.4% in 2012. This increase was primarily driven by an increase in data revenues. Wireless voice revenues decreased by 2.0% in 2012, reflecting primarily larger discounts and promotions for prepaid customers. Wireless data revenues increased by 30.4% in 2012, principally due to increased demand for these services.

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

Segment operating income increased by 7.8% in 2012. Adjusted operating income increased by 5.2% in 2012. Segment operating margin (operating income as a percentage of operating revenues) was 44.6% in 2012 and 44.9% in 2011. Adjusted operating margin for this segment was 46.3% in 2012 and 47.7% in 2011. The decrease in operating margin in 2012 is due principally to higher equipment costs (larger subsidies), network maintenance, value-added services costs (payments to content providers), leases and spectrum fees.

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

In 2012, the number of fixed voice RGUs in Mexico decreased by 4.0%, and the number of broadband RGUs in Mexico increased by 6.9%, resulting in a decrease in total RGUs in Mexico of 0.2% to approximately 22.7 million as of December 31, 2012. In 2012, long-distance minutes increased by 21.4% and interconnection minutes increased by 1.4%, resulting in an increase in total minutes in Mexico of 9.8%. The fixed voice churn rate decreased slightly from 1.2% in 2011 to 1.1% in 2012. The broadband churn rate was 1.4% during 2012, the same rate as in 2011.

Segment operating income decreased by 22.7% in 2012. Adjusted segment operating income decreased by 27.9%. Segment operating margin was 19.7% in 2012 and 24.0% in 2011. Adjusted operating margin for this segment was 18.9% in 2012 and 24.8% in 2011. The decrease in 2012 is due principally to higher broadband maintenance and energy costs, increases in our pension obligations to former employees and increased personnel costs as a consequence of an employee salary increase during 2012.

Brazil

In January 2012, we acquired control of a majority of the voting equity of Net Serviços. We began consolidating Net Serviços from January 1, 2012. Prior to January 1, 2012, we accounted for Net Serviços using the equity method. The consolidation of Net Serviços affects the comparability of our results for 2012 to our results 2011 and 2010.

Including the effects of the Net Serviços consolidation, segment operating revenues increased by 18.1% in 2012. Adjusted operating revenues increased by 4.7% in 2012. At constant exchange rates and excluding the effects of the consolidation of Net Serviços, segment operating revenues for 2012 increased by 1.9% over 2011. This increase is due principally to increases in wireless data and Pay TV revenues. Wireless data revenues increased 19.1% in 2012 and fixed data revenues increased 3.5%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 60.9% in 2012 as a result of subscriber growth driven by new commercial packages of Embratel. Wireless and fixed voice revenues decreased by 6.7% and 5.2% in 2012. Revenues decreased the most for wireless and fixed long-distance services, which primarily reflects promotions implemented during 2012.

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

Segment operating income increased by 40.0% in 2012. Segment operating margin was 6.0% in 2012 and 5.1% in 2011. Adjusted segment operating margin was 4.6% in 2012 and 5.9% in 2011. Adjusted segment operating income and operating margin in 2012 were affected by subscriber acquisition costs, higher costs for customer service, call centers and energy, higher rent and marketing costs associated with the integration of our various Brazilian brands.

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

United States

Segment operating revenues increased by 32.8% in 2012. Adjusted segment operating revenues increased by 25.7% in 2012. This increase is due principally to customer base increases, and the growth of the Straight Talk and SafeLink promotional plans, which continue to grow but not at the same pace as in 2011. Wireless data services increased by 77% during 2012 and now represent 34.5% of service revenues. In 2012, the number of wireless subscribers, all of which are prepaid subscribers, increased by 13.3% to approximately 2.6 million as of December 31, 2012.

Average MOUs per subscriber increased by 20.9% in 2012. ARPU increased by 18.4% in 2012. The increase in average MOUs and ARPU is primarily due to our new commercial plans and promotional packages, which offer unlimited usage for a fixed monthly rate.

Segment operating income increased 123.9% in 2012. Adjusted segment operating income increased by 55.9% in 2012, reflecting the increase in our operating revenues, as well as important cost reductions on airtime purchases, due to new agreements reached with operators for lower airtime and data purchase costs.

Segment operating margin was 2.9% in 2012 and 1.7% in 2011. Adjusted segment operating margin was 9.9% in 2012 and 8.0% in 2011.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues increased by 1.4% in 2012. Adjusted segment operating revenues decreased by 3.1%. For this purpose, we analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber decreased by 0.3% in 2012, primarily due to more competitive packages for wireless voice services. ARPU increased by 12.3% in 2012. This increase in ARPU was primarily attributable to increased usage of data and value-added services in both countries.

Segment operating income decreased by 46.4% in 2012. Adjusted segment operating income decreased by 27.2% in 2012. Segment operating margin was 10.5% in 2012 and 19.9% in 2011. Adjusted segment operating margin was 8.8% in 2012 and 22.3% in 2011. The decreases in adjusted segment operating income and operating margin in 2012 were driven primarily by increases in costs associated with content acquisition, especially with respect to Pay TV programming, energy, network maintenance, technical personnel, customer service and labor obligations.

Liquidity and Capital Resources

Funding Requirements

We generate substantial cash flows from our operations. On a consolidated basis, operating activities provided Ps.187.8 billion in 2013 and Ps.206.6 billion in 2012. Our cash and cash equivalents amounted to Ps.48.2 billion at December 31, 2013 compared to Ps.45.5 billion at December 31, 2012. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings primarily for the following purposes:

•	We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.121.8 billion in 2013 and Ps.130.9 billion in 2012. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2014 to be approximately U.S.$8.3 billion (Ps.107.0 billion).

•	In some years, we make substantial expenditures on acquisitions. In April 2013, KPN launched a rights offering to raise up to €3 billion, and we participated in proportion to our investment at the time.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2013, we had Ps.25.8 billion of principal and amortization due in 2014.

•	We pay regular dividends. We paid Ps.15.7 billion in dividends in 2013 and Ps.15.4 billion in 2012. Our shareholders have approved the payment of a Ps.0.24 dividend per share in two installments in 2014.

•	We regularly repurchase our own shares. We spent (including commissions and value-added taxes) Ps.70.7 billion repurchasing our own shares in the open market in 2013 and Ps.17.8 billion in 2012. Our shareholders have authorized additional repurchases, and as of March 31, 2014, we have spent Ps.12.3 billion repurchasing our shares in the open market in 2014, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

The following table summarizes certain contractual obligations as of December 31, 2013. Many of our obligations are denominated in currencies other than Mexican pesos. Our purchase obligations and also approximately 43.7% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2013:
Equipment leases	Ps.	691	Ps.	247	Ps.	444	Ps.	0	Ps.	0
Real estate leases		50,367		10,495		12,813		9,847		17,212
Short-term debt		25,841		25,841		0		0		0
Long-term debt		464,478		0		124,207		45,285		294,986
Purchase obligations		98,864		51,075		47,789		0		0

Total	Ps.	640,241	Ps.	87,658	Ps.	185,253	Ps.	55,132	Ps.	312,198

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2013. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

We continue to seek investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We can give no assurance as to the extent, timing or cost of such investments. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures.

Borrowings

In addition to cash flows generated from operations, we rely on a combination of borrowings in the Mexican and international capital markets, borrowings from international banks and equipment financing. As of December 31, 2013, our total consolidated indebtedness was Ps.490.3 billion, compared to Ps.417.7 billion as of December 31, 2012. Our net debt (total debt minus cash and cash equivalents) at December 31, 2013 was Ps.442.2 billion, an increase of 19.0% as compared to December 31, 2012.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 84.2% of our indebtedness at December 31, 2013 was denominated in currencies other than Mexican pesos (approximately 51.9% of such non-Mexican peso debt in U.S. dollars and 48.1% in other currencies), and approximately 5.9% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 14.0% of our total debt as of December 31, 2013 was denominated in U.S. dollars and we had no exposure to floating rates.

The weighted average cost of all our third-party debt at December 31, 2013 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.8% per annum.

Our major categories of indebtedness at December 31, 2013 are summarized in the table below.

Debt:	(millions of Mexican pesos)
Denominated in U.S. dollars:
Export credit agency loans	Ps.	4,576
Other bank loans		2,401
5.500% Notes due 2014		10,396
5.750% Notes due 2015		9,313
3.625% Senior Notes due 2015		9,807
5.500% Senior Notes due 2015		7,255
2.375% Senior Notes due 2016		26,153
Floating Rate Senior Notes due 2016		9,807
5.625% Notes due 2017		7,625
5.000% Senior Notes due 2019		9,807
5.500% Senior Notes due 2019		4,935
5.000% Senior Notes due 2020		27,785
8.57% Senior Notes due 2020		4,577
3.125% Senior Notes due 2022		20,923
6.375% Notes due 2035		12,832
6.125% Notes due 2037		4,828
6.125% Senior Notes due 2040		26,153
4.375% Senior Notes due 2042		15,038

Total		214,211
Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)		37,461
8.75% Senior Notes due 2016		4,500
9.00% Senior Notes due 2016		5,000
8.46% Senior Notes due 2036		7,872
6.45% Senior Notes due 2022		22,500

Total		77,333

Debt:	(millions of Mexican pesos)
Denominated in euro:
3.75% Senior Notes due 2017	17,971
4.125% Senior Notes due 2019	17,971
4.75% Senior Notes due 2022	13,479
3.00% Senior Notes due 2021	17,971
3.259% Senior Notes due 2023	13,478
Euro NC5 (Euro Series A) Capital Securities due 2073	16,174
Euro NC10 (Euro Series B) Capital Securities due 2073	9,884

Total	106,928
Denominated in pounds sterling:
5.000% Senior Notes due 2026	10,826
5.75% Senior Notes due 2030	14,073
4.375% Senior Notes due 2041	16,238
4.948% Senior Notes due 2033	6,495
GBP NC7 Capital Securities due 2073	11,908

Total	59,540
Denominated in Japanese yen:
1.23% Senior Notes due 2014	857
1.53% Senior Notes due 2016	633
2.95% Senior Notes due 2039	1,614

Total	3,104
Denominated in Swiss francs:
2.25% Senior Notes due 2015	3,368
2.00% Senior Notes due 2017	3,954
1.13% Senior Notes due 2018	8,055

Total	15,377
Denominated in Colombian pesos	3,054
Denominated in Brazilian reais	2,843
Denominated in other currencies	7,930

Total debt	490,320
Less short-term debt and current portion of long-term debt	25,842

Total long-term debt	464,478

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 9.0% senior notes due January 2016 and our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2014 through 2037. Some bear interest at fixed rates, and others at variable rates based on TIIE (a Mexican interbank rate).

•	Global peso note program. Since November 2012, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. We sold Ps.15 billion of notes under the program in November 2012 and a further Ps.7.5 billion in March 2013. We intend to use the program to raise a total of Ps.100 billion over five years to increase the share of Mexican pesos in our overall funding.

•	Dollar-denominated international notes. We have outstanding debt securities in the international markets denominated in U.S. dollars. In September 2013, we issued U.S. dollar denominated notes that bear interest at a variable rate equal to three-month LIBOR plus a spread. This series matures in 2016.

•	Hybrid Notes. In September 2013, we issued three series of Capital Securities maturing in 2073: two series denominated in euros and totaling €1,450 million, and one series denominated in pounds sterling in the amount of £550 million. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 or 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

•	Colombian peso-denominated notes. Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. The notes outstanding as of December 31, 2013 bear interest at 7.59%, and matures in 2016.

•	Bank loans. At December 31, 2013, we had approximately Ps.5,095 million outstanding under a number of bank facilities bearing interest at fixed rates. In May 2011, we entered into two revolving syndicated facilities—one for U.S.$2 billion and one for the Euro equivalent of U.S.$2 billion. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to U.S.$2.1 billion. Loans under the facilities bear interest at variable rates based on LIBOR and EURIBOR. The syndicated facilities include covenants that limit our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facilities do not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants.

•	Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization. Some facilities bear interest at a fixed rate while others bear interest at a spread over LIBOR. They are extended to us or to operating subsidiaries, in some cases with the guarantee of Telcel.

Some of the public securities issued by América Móvil in international and Mexican capital markets, and amounts due under our syndicated loan facility and export credit facilities, are guaranteed by Telcel. As of December 31, 2013, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps. 439.8 billion (U.S.$33.6 billion) excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2013, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps. 50.6 billion (U.S.$3.9 billion).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of our operating environment. We use cross-currency swaps and forwards to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries.

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

As of December 31, 2013, we had derivatives positions with an aggregate net fair value of Ps.5.1 billion, which are described in Note 11 to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

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

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2013 to Ps.94.9 billion, or 15.0% of our operating costs and expenses. See Note 8 to our consolidated financial statements.

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

Impairment of Long-Lived Assets

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 2 l) to our audited consolidated financial statements.

Among the long-lived assets we test for impairment are our equity investments in KPN and Telekom Austria. Under IFRS, an impairment is recognized as the difference between the carrying value of the investment and the greater of its fair value and its value in use. For each investment, the carrying value exceeded fair value at December 31, 2012 and at December 31, 2013. In each case, we determined that we would recover the carrying value of the investment through its future value in use, so no impairment was recognized. See Note 10 to our audited consolidated financial statements.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

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

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our labor obligation plans will achieve on their investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 12 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 31, 2013.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

All of the current members of the Board of Directors, the Executive Committee, the Audit and Corporate Practices Committee, and the Operations in Puerto Rico and the United States of America Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed at the annual general shareholders’ meeting held on April 28, 2014, with fourteen directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. One alternate director was reelected.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional thirty-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or substituted at the shareholders’ meetings. The names and positions of the members of the Board elected and reelected at the annual general shareholders’ meeting held on April 28, 2014, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit	Born:	1967
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2011 2015 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, S.A.B. de C.V., Grupo Sanborns, S.A. de C.V., and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V.

Patrick Slim Domit	Born:	1969
Co-Chairman and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2004 2015 Co-Chairman of our Board of Directors Director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso, S.A.B. de C.V. and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad	Born:	1966
Director and Member of the Executive Committee and the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Other directorships:	2000 2015 Chief Executive Officer of América Móvil Director of Grupo Carso, S.A.B. de C.V. and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

Luis Alejandro Soberón Kuri	Born:	1960
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2000 2015 Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.
	Other directorships:	Chairman of the Board of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. and Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at Interamericana de Entretenimiento, S.A.B. de C.V.

Carlos Bremer Gutiérrez	Born:	1960
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States	First elected: Term expires: Principal occupation:	2004 2015 Chief Executive Officer of Value, S.A. de C.V., Casa de Bolsa
of America Committee	Other directorships:	Director of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Jeffery Scott McElfresh	Born:	1970
Director and Member of the Executive Committee	First elected: Term expires: Principal occupation:	2012 2015 President of AT&T México, Inc.
	Business experience:	Various positions at AT&T.
	Other directorships:	Director of Telmex and the American School Foundation

Michael J. Viola	Born:	1954
Director	First elected: Term expires: Principal occupation:	2009 2015 Senior Vice President of Corporate Finance AT&T, Inc.
	Other directorships:	Director of Telmex
	Business experience:	Various positions in the wireless industry at AT&T

Juan Antonio Pérez Simón	Born:	1941
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2012 2015 Chairman of the Board and Member of the Executive Committee of Sanborn Hermanos, S.A. de C.V.
	Other directorships:	Director of Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V., Sears Operadora México, S.A. de C.V. and Elementia, S.A.
	Business experience:	Various positions at Grupo Carso, S.A.B. de C.V.

Ernesto Vega Velasco	Born:	1937
Director, Chairman of the Audit and Corporate Practices Committee and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2007 2015 In retirement. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies
	Other directorships:	Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso S.A.B. de C.V., Impulsora de Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-president

Rafael Moisés Kalach Mizrahi	Born:	1946
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States	First elected: Term expires: Principal occupation:	2012 2015 Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
of America Committee	Other directorships:	Director of Telmex, Grupo Carso, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.
	Business experience:	Various positions in Grupo Kaltex, S.A. de C.V.

Santiago Cosío Pando	Born:	1973
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation: Business experience:	2008 2015 President of Grupo Pando, S.A. de C.V. Various positions in Grupo Pando, S.A. de C.V.

Arturo Elías Ayub	Born:	1966
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2015 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V., Director of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Sears Operadora México, S.A. de C.V. and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís	Born:	1957
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2015 Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Director of Telmex, Telmex Internacional, Embratel Participações, Net Serviços. Member Telekom Austria’s and KPN’s Supervisory Boards.
	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex

Louis C. Camilleri	Born:	1955
Director and Member of the Operations in Puerto Rico and the United States of America Committee	First elected: Term expires: Principal occupation:	2011 2015 Chief Executive Officer of Philip Morris International
	Other directorships:	Chairman of the Board of Philip Morris International
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo	Born:	1967
Director and Member of the Audit and Corporate Practices Committee and the Operations in Puerto Rico and the United States of America	First elected: Term expires: Principal occupation:	2007 2015 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.
Committee	Other directorships:	Director of Kimberly Clark de Mexico, S.A.B. de C.V., Acciones y Valores Banamex, S.A., Casa de Bolsa, GE International México, S. de R. L. de C. V., Sistema Integral de Abasto Rural, S.A.P.I de C.V., Grupo Sanborns, S.A.B. de C.V. and Grupo LaLa, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz	Born:	1930
Director and Member of the Operations in Puerto Rico and the United States of America	First elected: Term expires: Principal occupation:	2000 2015 Retired
Committee	Other directorships:	Director of Grupo Financiero Inbursa, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Grupo Carso, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

The annual general shareholders’ meeting held on April 28, 2014, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Santiago Cosío Pando, Louis C. Camilleri and Rafael Moisés Kalach Mizrahi.

María José Pérez Simon Carrera serves as alternate director of Juan Antonio Pérez Simón and was reelected for a one-year term at the annual ordinary general shareholders’ meeting held on April 28, 2014.

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

Two members of our Board of Directors are nominated by AT&T, Inc. (“AT&T”), pursuant to a shareholders agreement with our Mexican controlling shareholders. See “Major Shareholders” under Item 7. Jeffery Scott McElfresh and Michael J. Viola were nominated by AT&T.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of four members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee are named by our Mexican controlling shareholders and one member by AT&T. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, named by the Mexican controlling shareholders, and Jeffery Scott McElfresh, named by AT&T.

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

The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

•	discuss with our auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and based on such discussions, recommend their approval to the Board of Directors;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts, when deemed appropriate or when required by law;

•	approve services to be provided by our auditors, or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors a report that includes a discussion of critical accounting policies used by the Company, any alternative accounting treatments for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	evaluate the performance of the external auditors;

•	review and discuss the financial statements of the Company and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

•	receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management, and the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our Chief Executive Officer and our other principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for our senior executives and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

Under certain circumstances specified in our bylaws, the Audit and Corporate Practices Committee is required to provide its opinion to the Board of Directors. The Company is required to make public disclosure of any Board action that is inconsistent with the opinion of the Audit and Corporate Practices Committee.

In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican securities laws and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee must request the opinions of our executive officers for purposes of preparing this annual report. The Board of Directors must seek the opinion of the Audit and Corporate Practices Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit and Corporate Practices Committee is independent, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the Exchange Act.

Operations in Puerto Rico and the United States of America Committee

The Operations in Puerto Rico and the United States of America Committee consists of all the members of the Board of Directors except for Messrs. Jeffery Scott McElfresh and Michael J. Viola. The mandate of the Operations in Puerto Rico and the United States of America Committee is to act in the name and on behalf of the Company’s Board of Directors in respect of (i) the Company’s Puerto Rican subsidiary, Telpri (including its subsidiaries); (ii) the Company’s U.S. subsidiaries, TracFone (including its subsidiaries), Telmex USA (including its subsidiaries), and Sección Amarilla (including its subsidiaries); and (iii) any other subsidiary and/or affiliate that the Company may acquire in the future which directly and/or indirectly participates in the same markets in which AT&T, Inc. (directly or through its subsidiaries) currently participates in the United States of America and Puerto Rico. To perform this function, the Committee may rely on the internal structures of the Company and its subsidiaries.

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad	Appointed:	2000
Chief Executive Officer	Business experience:	Director of Telmex, Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo	Appointed:	2001
Chief Financial Officer	Business experience:	General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of Financing at Petróleos Mexicanos (Pemex)

Alejandro Cantú Jiménez	Appointed:	2001
General Counsel	Business experience:	Mijares, Angoitia, Cortés y Fuentes, S.C.

Oscar Von Hauske Solís	Appointed:	2010
Chief Fixed-line Operations Officer	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex, Head of Finance at Grupo Condumex, S.A. de C.V., and Director of Telmex, Telmex Internacional, Embratel Participacoes, and Net Servicos. Member of Telekom Austria’s and KPN’s Supervisory Boards.

Angel Alija Guerrero	Appointed:	2012
Chief Wireless Operations Officer	Business experience:	Various positions in América Móvil, S.A.B. de C.V.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2013 was approximately Ps.7.0 million and Ps.62.7 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership of Directors and Senior Management

Patrick Slim Domit, co-chairman of our Board of Directors, holds 323 million (or 1.4%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. Carlos Slim Domit, co-chairman of our Board of Directors, holds 647 million (or 2.8%) of our AA Shares and 1,567 million (or 3.4%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 10.

Except as described above, according to information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2013:

	December 31,
	2011	2012	2013
Number of employees	160,647	169,143	173,174

Category of activity:
Wireless	51,114	54,794	59,146
Fixed	107,580	103,925	104,118
Other	1,953	10,424	9,910

Geographic location:
Mexico	74,167	82,262	82,245
South America	67,441	66,776	71,137
Central America	8,486	9,241	9,233
Caribbean	9,820	10,074	9,755
United States	733	790	804

Many of our employees are members of labor unions, with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2014.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	45,488	65.4%	—
AA Shares (no par value)	23,424	33.7%	97.1%
A Shares (no par value)	677	0.9%	2.9%

Total	69,589	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX are entitled to elect together a majority of our directors.

According to reports of beneficial ownership of our shares filed with the SEC, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Inmobiliaria Carso and Grupo Financiero Inbursa, and their direct ownership of our shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this Item 7.

The following table identifies each owner of more than 5% of any series of our shares as of March 31, 2014. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5% of any series of our shares. Figures below do not include the total number of L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10.

Shareholder	Shares Owned (millions)	Percent of Class
AA Shares:
Family Trust(1)	10,894	46.5%
AT&T Inc.(2)	5,739	24.5%
Carlos Slim Helú(1)	1,879	8.0%
Inmobiliaria Carso(3)	1,392	5.9%

L Shares:
Family Trust(1)	5,998	13.0%
BlackRock, Inc.(4)	3,093	6.7%
Carlos Slim Helú(1)	3,072	6.7%

(1)	The Family Trust is a Mexican trust which holds AA Shares and L Shares for the benefit of the members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 15.2% and 20.8%, respectively, of each series. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Hélu, individually directly own more than 5% of any class of our shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to March 31, 2014.
(2)	Based on beneficial ownership reports filed with the SEC. AT&T also owned approximately 73 million L Shares. In accordance with Mexican law and our bylaws, AT&T holds its AA Shares and L Shares through a Mexican trust. See “Bylaws—Limitations on Share Ownership” under Item 10. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to March 31, 2014.

(3)	Based on beneficial ownership reports filed with the SEC, Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico and may be controlled indirectly by the Slim Family. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to March 31, 2014.
(4)	Based on beneficial ownership reports filed with the SEC. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to March 31, 2014.

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

As of March 31, 2014, 20.3% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.3% of the L Share ADSs were held by 9,612 registered holders with addresses in the United States. As of such date, 32.5% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.6% of the A Share ADSs were held by 4,194 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

RELATED PARTY TRANSACTIONS

We receive consulting services from AT&T, which is one of our major shareholders, pursuant to a management services agreement and amendments covering successive periods. The most recent amendment covered 2013, and we expect to agree on an amendment covering 2014. We paid U.S.$10 million in 2013 and U.S.$10 million in 2012, respectively, to AT&T in compensation for its services. We also have agreements with AT&TI and its affiliates that provide for the completion of calls in our respective countries of operation, and our subsidiary TracFone purchases airtime from AT&T.

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears store chains. Some of our subsidiaries also purchase network construction services and materials from subsidiaries of Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than they could obtain from unaffiliated parties, and would have access to other sources if our related parties ceased to provide them on competitive terms.

In November 2010, we entered into a revolving credit agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, which may be deemed for certain purposes to be under common control with us. The agreement provides a line of credit to us or our subsidiaries for up to U.S.$400 million, of which no drawings are outstanding.

In March 2014, we purchased shares representing 3.1% of the outstanding shares of Telekom Austria from Inmobiliaria Carso and Control Empresarial de Capitales, S.A. de C.V, which may be deemed for certain purposes to be under common control with us.

Note 18 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Item 8.	Financial Information

See “Financial Statements” under Item 18 and pages F-1 through F-105.

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures presented below, for all periods, have been adjusted to reflect the two-for-one stock split effected in 2011.

Payment Date	Pesos per Share		Dollars per Share
November 15, 2013	Ps.	0.11	U.S.$	0.0084
July 19, 2013	Ps.	0.11	U.S.$	0.0084
November 16, 2012	Ps.	0.10	U.S.$	0.0077
July 20, 2012	Ps.	0.10	U.S.$	0.0077
November 18, 2011	Ps.	0.09	U.S.$	0.0065
July 22, 2011	Ps.	0.09	U.S.$	0.0077

In April 2014, our shareholders approved a dividend of Ps.0.24 per share, payable in two equal installments in July and November 2014. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under Item 10.

LEGAL PROCEEDINGS

In each of the countries in which we operate, we are party to various legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters such as interconnection and tariffs. We are party to a number of proceedings regarding our compliance with administrative rules and regulations and concession standards.

Our material legal proceedings are described in Note 17 to our audited consolidated financial statements included in this annual report and in “Regulation” under Item 4, and those descriptions are incorporated by reference under this Item.

Item 9.	The Offer and Listing

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City, Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid
L Share ADSs	New York Stock Exchange—New York
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	NASDAQ National Market—New York

The following table sets forth reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE. Prices for all periods have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2009	Ps.	16.00	Ps.	9.16	U.S.$	24.85	U.S.$	11.83
2010		18.15		13.84		29.74		21.47
2011		19.09		13.67		26.42		21.10
2012		18.35		14.79		28.28		22.19
2013		16.19		11.60		25.62		18.47

Quarterly highs and lows
2012:
First quarter	Ps.	15.99	Ps.	14.79	U.S.$	24.83	U.S.$	22.19
Second quarter		18.35		15.49		28.25		22.72
Third quarter		18.02		16.24		27.51		25.06
Fourth quarter		16.96		14.81		26.54		22.77
2013:
First quarter	Ps.	16.19	Ps.	11.60	U.S.$	25.51	U.S.$	18.51
Second quarter		14.13		12.24		21.85		18.68
Third quarter		14.27		12.74		22.30		19.24
Fourth quarter		15.35		12.93		23.51		19.56
2014:
First quarter	Ps.	14.86	Ps.	12.68	U.S.$	22.79	U.S.$	19.21

Monthly highs and lows
2013:
October	Ps.	14.02	Ps.	12.93	U.S.$	21.75	U.S.$	19.56
November		15.21		13.77		22.24		20.80
December		15.35		14.33		23.51		22.08
2014:
January	Ps.	14.90	Ps.	14.12	U.S.$	22.65	U.S.$	21.05
February		14.32		12.84		24.49		19.37
March		13.58		12.68		20.55		19.21
April (through April 23)		13.61		12.64		20.93		19.28

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

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2009	Ps.	16.05	Ps.	8.96	U.S.$	24.74	U.S.$	11.72
2010		18.00		14.00		29.84		21.51
2011		18.03		13.14		29.56		20.88
2012		18.46		14.01		28.08		21.33
2013		16.00		11.60		25.55		18.56

Quarterly highs and lows
2012:
First quarter	Ps.	16.01	Ps.	14.71	U.S.$	24.86	U.S.$	21.33
Second quarter		18.07		15.30		28.08		22.74
Third quarter		18.46		16.20		27.43		24.29
Fourth quarter		17.00		14.01		26.60		22.66
2013:
First quarter	Ps.	16.00	Ps.	11.60	U.S.$	25.55	U.S.$	18.56
Second quarter		14.06		12.26		21.73		18.69
Third quarter		14.13		12.80		22.25		19.17
Fourth quarter		15.46		13.05		24.03		19.69

2014:
First quarter	Ps.	15.82	Ps.	12.43	U.S.$	22.65	U.S.$	19.18

Monthly highs and lows
2013:
October	Ps.	14.07	Ps.	13.05	U.S.$	21.73	U.S.$	19.69
November		15.28		13.72		23.20		20.50
December		15.46		14.30		24.03		22.18
2014:
January	Ps.	15.58	Ps.	14.00	U.S.$	22.59	U.S.$	20.45
February		14.10		12.90		21.49		19.32
March		13.34		12.43		20.59		19.18
April (through April 23)		13.50		12.71		20.95		19.33

Source: Bloomberg

Item 10.	Additional Information

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

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote to elect only two members of the Board of Directors and the corresponding alternate directors, as well as on the following matters:

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

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the Chairman of the Audit and Corporate Practices Committee or a court. The Chairman of the Board of Directors or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

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

Our bylaws were amended in 2010 to add a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of América Móvil shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by the shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

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

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the CNBV, and (ii) the authorization of not less than 95% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

Tender Offer Requirement

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in our capital stock, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that we will not register such shares in the share registry book.

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

Forfeiture of shares. As required by Mexican law, our bylaws provide that any non-Mexican person who at the time of incorporation or at any time thereafter acquires an interest or participation in our capital shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation. Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. América Móvil’s existence under the bylaws continues indefinitely.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders’ meeting. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with América Móvil’s may be liable for damages, but only if the transaction would not have been approved without its vote.

Appraisal rights. Whenever shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from América Móvil and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from the corporate governance requirements of the NYSE and NASDAQ, except that since July 2005 we are subject to the requirements concerning audit committees and independent directors adopted pursuant to the Sarbanes-Oxley Act of 2002. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE and NASDAQ, see Item 16G.

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

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (A) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (B) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

(i) whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;

(ii) of shares or ADSs that controls the Company;

(iii) that holds 10% or more of our shares;

(iv) that is part of a group of persons for purposes of Mexican law that controls the Company (or holds 10% or more of our shares);

(v) that is resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law); or

(vi) whose shares are sold outside the Mexican Stock Exchange or outside non-restricted open market transactions.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder to be entitled to benefits under any of the tax treaties to which Mexico is a party, including on dispositions and dividends. These procedural requirements include among others the obligation to (i) prove tax treaty residence, (ii) file tax calculations made by an authorized certified public accountant or an informational tax statement, as the case may be, and (iii) appoint representatives in Mexico for taxation purposes. Parties related to the issuer may be subject to additional procedural requirements.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Taxation of Dispositions

Under current Mexican law and regulations, the tax rate on income realized by a nonresident holder from a disposition of shares through the Mexican Stock Exchange is generally 10%, which is applied to the net gain realized on the disposition. The aforementioned tax is payable through withholding made by intermediaries. However, such withholding should not apply to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party, regardless whether the treaty in question provides relief by its terms for capital gains tax, and without any other further formalities. In order to benefit from this exemption, however, a record owner must provide sufficient evidence to the relevant intermediaries to certify the holder’s residence in a country with which Mexico has entered into an income tax treaty.

New withholding tax rules were imposed by the new Mexican tax regulations applicable as of 2014. Although practices under such provisions are still developing we believe that:

•	disposition of ADSs (as opposed to directly held shares) should not be subject to any Mexican withholding tax if the transactions are carried out through other securities exchanges or markets approved by the Ministry of Finance and Public Credit, or other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, NASDAQ and Latibex; and

•	the sale or other transfer or disposition of shares not carried out through the Mexican Stock Exchange and not held in the form of ADSs will be subject to a 25.0% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%.

Pursuant to the Tax Treaty, gains realized by a U.S. resident which is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of shares or ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

Gains and gross proceeds realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

A nonresident holder generally will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares or ADSs may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies, or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

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

Taxation of Distributions

In general, a U.S. holder will treat the gross amount of distributions we pay, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE and the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2012 or 2013 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares or ADSs.

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

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

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

American Depositary Shares

The Bank of New York Mellon (“the Depositary”) serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the year ended December 31, 2013, the Depositary paid US$5.0 million to us for reimbursable expenses.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 28, 2014.

(c) Attestation Report of the registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 1992 Framework) (the COSO criteria). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 28, 2014, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
Carlos Carrillo Contreras

Mexico City, Mexico

April 28, 2014

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012		2013
	(in millions of Mexican pesos)
Audit fees	Ps.	143	Ps.	134
Audit-related fees		24		16
Tax fees		9		12
All other fees		—		—

Total fees	Ps.	176	Ps.	162

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

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Our audit and corporate practices committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us or our subsidiaries. Prior to providing any service that requires specific pre-approval, our independent auditor and our Chief Financial Officer present to the audit committee a request for approval of audit services in which they confirm that the request complies with the applicable rules.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We periodically repurchase our L and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 28, 2014, our shareholders authorized an allocation of Ps.30 billion to repurchase L Shares and A Shares.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2013. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

Period	Total Number of L Shares Purchased	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2013	186,278,675	15.56	175,100,000	49,805,286,158
February 2013	219,939,690	14.40	165,043,690	47,418,795,821
March 2013	1,232,851,403	12.23	1,069,666,403	33,993,857,925
April 2013	643,250,000	12.62	539,000,000	67,189,463,652
May 2013	814,393,622	12.77	794,393,622	57,042,847,409
June 2013	912,002,788	12.88	886,490,108	45,623,021,605
July 2013	383,435,700	13.65	383,435,700	40,389,112,183
August 2013	450,853,000	13.11	252,600,000	37,042,724,954
September 2013	269,467,186	13.06	204,845,566	34,355,076,086
October 2013	500,702,852	13.63	305,702,852	30,202,430,013
November 2013	840,343,942	14.22	187,482,407	27,517,844,048
December 2013	425,475,566	14.76	401,500,000	21,584,875,748

Total/Average	6,878,994,424	13.30	5,365,260,348

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Period	Total Number of A Shares Purchased	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2013	—	—	—	49,805,286,158
February 2013	159,199	14.09	159,199	47,418,795,821
March 2013	—	—	—	33,993,857,925
April 2013	—	—	—	67,189,463,652
May 2013	151,578	12.96	151,578	57,042,847,409
June 2013	—	—	—	45,623,021,605
July 2013	114,500	13.78	114,500	40,389,112,183
August 2013	—	—	—	37,042,724,954
September 2013	154,434	13.25	154,434	34,355,076,086
October 2013	142,348	13.68	142,348	30,202,430,013
November 2013	17,593	13.72	17,593	27,517,844,048
December 2013	—	—	—	21,584,875,748

Total/Average	739,652	13.55	739,652

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must	Nominating Committee. We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
“Controlled companies” are exempt from these requirements. §303A.00. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e) and 5615(c)(2).

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

Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit and Corporate Practices Committee performs our corporate governance functions. See Item 6. Directors, Senior Management and Employees—Audit and Corporate Practices Committee.

Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.02(a)(ii) and §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee.

Compensation committee consisting of at least two members, each of whom is an independent director. The committee must have a charter specifying the scope of its responsibilities, its method for determining or recommending to the Board for determination the compensation of the CEO and all other executive officers, and that the CEO may not be present during voting or deliberations. “Controlled companies” are exempt from this requirement. Rules 5605(a)(2), 5605(d) and 5615(c)(2).

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

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c).	Audit Committee. We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law,

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see Item 6. Directors, Senior Management and Employees—Audit and Corporate Practices Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, treasury stock, however, may be issued by the board of directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website www.americamovil.com.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §314.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors will establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

Peer Review. A listed company must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).

Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, S.C., a Member Practice of Ernst & Young Global Limited, a public registered firm, our independent auditor, is registered as a public accounting firm with the Public Company Accounting Oversight Board.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-1 through F-105 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of June 14, 2011 (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-16269, filed on April 30, 2012) .

2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126165, filed on June 28, 2005).

2.2	A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6, File No. 333-126155, filed on June 27, 2005).

3.1	Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011 (incorporated by reference to the report of beneficial ownership of our shares filed on Schedule 13D on March 1, 2011).

4.1	Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V. (incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F, File No. 001-16269, filed on June 30, 2004).

4.2	Twelfth Amendment dated July 12, 2012 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, LLC, and América Móvil, S.A.B. de C.V. (incorporated by reference to Exhibit 4.2 to our annual report on Form 20-F, File No. 001-16269, filed on April 30, 2013).

4.3	Thirteenth Amendment dated December 11, 2012 to Management Services Agreement dated February 27, 2002 between AT&T Mexico, LLC, and América Móvil, S.A.B. de C.V.

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

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

Dated: April 29, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2011, 2012 and 2013

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As discussed in Note 3, the Company retrospectively adopted International Accounting Standard 19, Employee Benefits (Revised) in 2013, which included the disclosure of the January 1, 2012 consolidated statement of financial position.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated April 28, 2014, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
C.P.C. Carlos Carrillo Contreras

Mexico City, Mexico

April 28, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

			At December 31,
	At January 1, 2012		2012 Restated (Note 3)		2013		Millions of U.S. dollars 2013
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	59,123,996	Ps.	45,487,200	Ps.	48,163,550	US$	3,683
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net (Note 5)		124,973,353		120,205,954		127,872,657		9,779
Related parties (Note 18)		3,413,899		689,053		1,346,392		103
Derivative financial instruments (Note 11)		9,793,836		2,779,749		10,469,316		801
Inventories, net (Note 6)		34,141,317		28,697,820		36,718,953		2,808
Other assets, net (Note 7)		10,846,749		11,271,463		12,127,200		927

Total current assets		242,293,150		209,131,239		236,698,068		18,101

Non-current assets:
Property, plant and equipment, net (Note 8)		466,086,773		500,434,272		501,106,951		38,321
Licenses and rights of use, net (Note 9)		38,530,899		44,052,430		37,053,832		2,834
Trademarks, net (Note 9)		3,006,854		1,143,315		1,166,306		89
Goodwill (Note 9)		73,038,433		99,705,859		92,486,284		7,073
Investment in associated companies (Note 10)		54,218,023		73,116,285		88,887,024		6,797
Deferred taxes (Note 20)		47,372,186		44,372,129		50,853,686		3,889
Other assets, net (Note 7)		15,056,421		15,729,154		17,340,282		1,326

Total assets	Ps.	939,602,739	Ps.	987,684,683	Ps.	1,025,592,433	US$	78,430

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 16a)	Ps.	26,643,315	Ps.	13,621,806	Ps.	25,841,478	US$	1,976
Accounts payable (Note 13a)		140,423,417		141,604,957		154,137,312		11,787
Accrued liabilities (Nota 13b)		30,769,767		34,005,553		36,958,922		2,826
Taxes payable		28,622,319		24,944,134		22,082,241		1,689
Derivative financial instruments (Note 11)		2,889,281		5,025,047		5,366,323		410
Related parties (Note 18)		2,790,307		2,523,027		2,552,337		195
Deferred revenues (Note 15)		26,248,679		23,956,939		27,016,340		2,066

Total current liabilities		258,387,085		245,681,463		273,954,953		20,949
Long-term debt (Note 16a)		353,975,487		404,048,282		464,478,366		35,520
Deferred taxes (Note 20)		7,310,446		8,389,943		1,628,409		125
Deferred revenues (Note 15)		3,175,796		1,100,195		1,105,294		85
Asset retirement obligation (Note 13c)		6,387,229		7,177,215		7,516,460		575
Employee benefits (Note 12)		73,905,997		66,439,339		66,607,874		5,094

Total liabilities		703,142,040		732,836,437		815,291,356		62,348

Equity (Note 19):
Capital stock		96,419,636		96,414,841		96,392,339		7,371
Retained earnings:
Prior years		79,370,886		119,968,225		122,693,933		9,383
Profit for the year		83,045,198		90,988,570		74,624,979		5,707

Total retained earnings		162,416,084		210,956,795		197,318,912		15,090
Other comprehensive income items		(28,866,810)		(61,794,165)		(91,310,640)		(6,983)

Equity attributable to equity holders of the parent		229,968,910		245,577,471		202,400,611		15,478
Non-controlling interests		6,491,789		9,270,775		7,900,466		604

Total equity		236,460,699		254,848,246		210,301,077		16,082

Total liabilities and equity	Ps.	939,602,739	Ps.	987,684,683	Ps.	1,025,592,433	US$	78,430

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31
	2011 Restated (Note 3)		2012 Restated (Note 3)		2013		Millions of U.S. dollars, except for earnings per share 2013
Operating revenues:
Mobile voice services	Ps.	281,952,808	Ps.	287,133,858	Ps.	265,039,903	US$	20,268
Fixed voice services		139,219,344		123,778,159		111,785,611		8,549
Mobile data voice services		102,190,374		136,394,772		159,589,580		12,204
Fixed data services		72,007,127		83,628,831		85,039,329		6,503
Paid television		16,958,846		56,520,982		60,829,310		4,652
Equipment, accessories, computer sale and other services		77,637,813		87,613,043		103,817,288		7,939

		689,966,312		775,069,645		786,101,021		60,115

Operating costs and expenses:
Cost of sales and services		289,594,015		341,123,833		358,291,177		27,400
Commercial, administrative and general expenses		145,592,831		165,631,457		167,184,570		12,785
Other expenses		3,176,328		3,579,638		4,832,685		370
Depreciation and amortization (Notes 7, 8 and 9)		93,997,035		103,584,737		101,534,833		7,765

		532,360,209		613,919,665		631,843,265		48,320

Operating income		157,606,103		161,149,980		154,257,756		11,795

Interest income (Note 16b)		6,853,900		5,776,600		6,245,323		478
Interest expense (Note 16c)		(20,791,606)		(24,914,596)		(30,349,694)		(2,321)
Foreign currency exchange (loss) gain, net		(22,394,716)		7,395,154		(19,610,465)		(1,500)
Valuation of derivatives, interest cost from labor obligations and other financial items, net (Note 16d)		4,747,266		(12,535,708)		(5,211,983)		(399)
Equity interest in net income of associated companies (Note 10)		1,923,997		761,361		36,282		3

Profit before income tax		127,944,944		137,632,791		105,367,219		8,056
Income tax (Note 20)		39,745,867		45,983,452		30,392,731		2,322

Net profit for the year	Ps.	88,199,077	Ps.	91,649,339	Ps.	74,974,488	US$	5,734

Net profit for the year attributable to:
Equity holders of the parent	Ps.	83,045,198	Ps.	90,988,570	Ps.	74,624,979	US$	5,707
Non-controlling interests		5,153,879		660,769		349,509		27

	Ps.	88,199,077	Ps.	91,649,339	Ps.	74,974,488		5,734

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	1.06	Ps.	1.19	Ps.	1.02	US$	0.0776

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	10,461,607	Ps.	(33,421,104)	Ps.	(26,888,282)	US$	(2,056)
Effect of fair value of derivatives, net of deferred taxes		(317,598)		(239,164)		(740,740)		(57)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of deferred taxes		(16,627,898)		2,439,641		(2,438,039)		(186)

Total other comprehensive income items for the year, net of deferred taxes		(6,483,889)		(31,220,627)		(30,067,061)		(2,299)

Total comprehensive income for the year	Ps.	81,715,188	Ps.	60,428,712	Ps.	44,907,427	US$	3,435

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	77,446,363	Ps.	60,212,233	Ps.	45,108,504	US$	3,450
Non-controlling interests		4,268,825		216,479		(201,077)		(15)

	Ps.	81,715,188	Ps.	60,428,712	Ps.	44,907,427	US$	3,435

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2012 and 2013

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plan		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2010, as previously reported	Ps.	96,433,461	Ps.	358,440	Ps.	195,774,252	Ps.	34,165	Ps.	—	Ps.	15,051,665	Ps.	307,651,983	Ps.	28,385,187	Ps.	336,037,170
Adoption of IAS 19(R) (Note 3)						(1,828,066)				(38,622,370)		268,565		(40,181,871)		(2,444,138)		(42,626,009)

Balance at December 31, 2010 (Restated)		96,433,461		358,440		193,946,186		34,165		(38,622,370)		15,320,230		267,470,112		25,941,049		293,411,161
Net profit for the year						83,045,198								83,045,198		5,153,879		88,199,077
Effect of fair value of derivatives, net of deferred taxes								(276,748)						(276,748)		(40,850)		(317,598)
Remeasurement of defined benefit plan, net of deferred taxes										(15,681,072)				(15,681,072)		(946,826)		(16,627,898)
Effect of translation of foreign entities												10,358,985		10,358,985		102,622		10,461,607

Comprehensive income for the year						83,045,198		(276,748)		(15,681,072)		10,358,985		77,446,363		4,268,825		81,715,188
Dividends declared						(13,987,602)								(13,987,602)		(3,403,114)		(17,390,716)
Repurchase of shares		(13,825)				(52,437,966)								(52,451,791)				(52,451,791)
Acquisition of non-controlling interests through public offer to purchases						(47,693,452)								(47,693,452)		(19,770,918)		(67,464,370)
Other acquisitions of non-controlling interests						(814,720)								(814,720)		(544,053)		(1,358,773)

Balance at December 31, 2011		96,419,636		358,440		162,057,644		(242,583)		(54,303,442)		25,679,215		229,968,910		6,491,789		236,460,699
Net profit for the year						90,988,570								90,988,570		660,769		91,649,339
Remeasurement of defined benefit plan, net of deferred taxes										2,377,006				2,377,006		62,635		2,439,641
Effect of fair value of derivatives, net of deferred taxes								(253,428)						(253,428)		14,264		(239,164)
Effect of translation of foreign entities												(32,899,915)		(32,899,915)		(521,189)		(33,421,104)

Comprehensive income for the year						90,988,570		(253,428)		2,377,006		(32,899,915)		60,212,233		216,479		60,428,712
Dividends						(15,216,636)								(15,216,636)		(326,620)		(15,543,256)
Repurchase of shares		(4,795)				(18,326,979)								(18,331,774)				(18,331,774)
Effect of business combinations of NET						(155,158)								(155,158)		3,041,699		2,886,541
Other acquisitions of non-controlling interests						(8,749,086)				(2,151,018)				(10,900,104)		(152,572)		(11,052,676)

Balance at December 31, 2012		96,414,841		358,440		210,598,355		(496,011)		(54,077,454)		(7,220,700)		245,577,471		9,270,775		254,848,246
Net profit for the year						74,624,979								74,624,979		349,509		74,974,488
Remeasurement of defined benefit plan, net of deferred taxes										(2,289,811)				(2,289,811)		(148,228)		(2,438,039)
Effect of fair value of derivatives, net of deferred taxes								(741,321)						(741,321)		581		(740,740)
Effect of translation of foreign entities												(26,485,343)		(26,485,343)		(402,939)		(26,888,282)

Comprehensive income for the year						74,624,979		(741,321)		(2,289,811)		(26,485,343)		45,108,504		(201,077)		44,907,427
Dividends declared						(15,872,527)								(15,872,527)		(68,465)		(15,940,992)
Repurchase of shares		(22,502)				(70,923,493)								(70,945,995)				(70,945,995)
Other acquisitions of non-controlling interests						(1,466,842)								(1,466,842)		(1,100,767)		(2,567,609)

Balance at December 31, 2013	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31
	2011 Restated (Note 3)		2012 Restated (Note 3)		2013		Millions of U.S. dollars 2013
Operating activities
Profit before income tax	Ps.	127,944,944	Ps.	137,632,791	Ps.	105,367,219	US$	8,056
Items not requiring the use of cash:
Depreciation (Note 8)		82,642,200		92,268,275		94,893,801		7,257
Amortization of intangible assets (Note 7 and 9)		11,354,835		11,316,462		6,641,032		508
Equity interest in net income of associated companies (Note 10)		(1,923,997)		(761,361)		(36,282)		(3)
Loss on sale of property, plant and equipment		32,463		112,445		546,939		42
Net period cost of labor obligations (Note 12)		6,611,558		10,141,672		7,292,839		557
Foreign currency exchange (gain) loss, net		30,971,438		(18,908,099)		10,120,083		774
Interest income (Note 16b)		(6,853,900)		(5,776,600)		(6,245,323)		(478)
Interest expense (Note 16c)		20,791,606		24,914,596		30,349,694		2,321
Employee profit sharing		4,043,350		4,377,755		4,648,304		355
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net		(14,745,549)		2,988,396		(8,027,124)		(614)
Working capital changes:
Accounts receivable from subscribers, distributors and other		(6,705,574)		8,624,782		(12,386,088)		(947)
Prepaid expenses		(1,307,557)		(379,179)		(1,596,241)		(122)
Related parties		(530,500)		45,575		(628,029)		(48)
Inventories		(6,721,377)		4,104,304		(9,564,979)		(731)
Other assets		(3,064,825)		(3,096,301)		(3,081,649)		(236)
Employee benefits		(12,769,401)		(10,649,297)		(13,524,328)		(1,034)
Accounts payable and accrued liabilities		20,976,860		(2,764,066)		37,754,976		2,890
Employee profit sharing paid		(3,346,952)		(3,354,552)		(4,013,320)		(307)
Financial instruments and other		6,130,808		(924,497)		(1,194,640)		(91)
Deferred revenues		994,315		1,809,425		2,541,976		194
Interest received		2,272,270		2,229,170		2,944,399		225
Income taxes paid		(63,556,256)		(47,347,341)		(55,013,967)		(4,207)

Net cash flows provided by operating activities		193,240,759		206,604,355		187,789,292		14,361

Investing activities
Purchase of property, plant and equipment (Note 8)		(120,193,188)		(121,955,947)		(118,416,286)		(9,056)
Acquisition of licenses and right of use (Note 9)		(993,692)		(7,830,248)		(3,334,464)		(255)
Dividends received from associates (Note 9)		—		571,187		212,394		16
Proceeds from sale of plant, property and equipment		38,312		58,006		44,045		3
Cash acquired in business combination of NET (Note 10)		—		5,378,807
Acquisition of business, net of cash acquired (Note10 )		(995,621)		(2,289,018)		(1,730,588)		(132)
Partial sale of shares of associated company (Note 10)		—		—		4,299,360		329
Investments in associate companies (Note 10)		(1,275,438)		(71,560,918)		(15,366,062)		(1,175)

Net cash flows used in investing activities		(123,419,627)		(197,628,131)		(134,291,601)		(10,270)

Financing activities
Loans obtained		87,230,827		140,094,584		126,301,382		9,659
Repayment of loans		(41,222,218)		(97,354,311)		(60,710,863)		(4,643)
Interest paid		(18,067,293)		(21,329,791)		(22,654,119)		(1,732)
Repurchase of shares		(53,726,784)		(17,836,724)		(70,745,785)		(5,410)
Dividends paid		(17,042,980)		(15,384,647)		(15,722,576)		(1,202)
Derivative financial instruments		3,158,678		5,003,187		(546,770)		(42)
Acquisition of non-controlling interests		(67,464,370)		(11,052,674)		(2,567,609)		(196)

Net cash flows used in financing activities		(107,134,140)		(17,860,376)		(46,646,340)		(3,566)

Net increase (decrease) in cash and cash equivalents		(37,313,008)		(8,884,152)		6,851,351		525

Adjustment to cash flows due to exchange rate fluctuations		498,539		(4,752,644)		(4,175,001)		(320)
Cash and cash equivalents at beginning of the year		95,938,465		59,123,996		45,487,200		3,478

Cash and cash equivalents at end of the year	Ps.	59,123,996	Ps.	45,487,200	Ps.	48,163,550	US$	3,683

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end of year	Ps.	36,319,549	Ps.	30,461,133	Ps.	15,146,947	US$	1,161

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2013

(In thousands of Mexican pesos [Ps.] and thousands of

U.S. dollars [US$], unless otherwise indicated)

1. Description of the Business and Relevant Events

I. Corporate Information

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

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying financial statements are expected to be approved for their issuance by the Board of Directors on April 28, 2014. They are expected to be approved by the Company’s shareholders on April 28, 2014. Subsequent events have been considered through April 28, 2014.

Relevant events

i) During 2012, the Company increased its direct and indirect holding of the outstanding shares of Telmex International, S.A. de C.V. (hereinafter Telint) and Teléfonos de México, S.A. de C.V. (hereinafter Telmex) to 97.59% and 97.53%, respectively, through additional tender offers, in the amount of Ps.8,051,089. As explained in Note 2, acquisitions of such non-controlling interests are accounted for as equity transactions.

ii) Telmex delisted its securities in February 2012 from the NYSE and NASDAQ. It has also terminated its reporting obligations under the Mexican securities laws and the U.S. federal securities laws. It delisted its securities from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain.

iii) On December 7, 2012, Telmex was authorized by the “Comisión Nacional Bancaria y de Valores” to proceed with the cancellation of its shares’ registration in the “Registro Nacional de Valores” and to proceed with its delisting from the Mexican Stock Exchange.

iv) On March 21, 2013, the International Olympic Committee (“IOC”), awarded to AMX the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad in Rio de Janeiro, Brazil in 2016. AMX has acquired broadcast rights on all media platforms across Latin America, except Brazil.

v) During April 2013, KPN launched a rights offering to raise up to € 3 billion of equity. Pursuant to the Company’s agreement with KPN, the Company subscribed for a share in the rights offering in proportion to the Company’s previous ownership of the KPN shares. Upon settlement of the offering on May 17, 2013, the Company paid € 895.8 million (Ps.14.2 billion) and owned a total of 1,267,677,000 shares of KPN continuing to represent 29.77% of the then outstanding shares of KPN.

vi) On July 29, 2013, the Company terminated the Relationship Agreement dated February 20, 2013 entered into with KPN.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying financial statements for all the periods presented have been prepared in conformity with International Financial Reporting Standards , as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS), in force at December 31, 2013.

The consolidated financial statements have been prepared on the historical cost basis except for the derivative financial instruments and the trust assets of post-employment and other employee benefit plans.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The financial statements provide comparative information in respect of the previous period. In addition, América Móvil presents an additional statement of financial position at the beginning of the earliest period presented when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2012 is presented in these financial statements for disclosure purposes due to the retrospective application of IAS 19R, as explained in Note 3.

The Mexican peso is the functional currency and the reporting currency of the parent Company in Mexico.

b) Business combination, consolidation and basis of translation of financial statements of foreign subsidiaries

i) Business combination

Subsidiaries:

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements for the subsidiaries were prepared for the same period as the Company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby América Móvil recognizes its share in the net profit (losses) and equity of the associate.

The results of operations of the subsidiaries and associates were included in the Company’s consolidated financial statements beginning as of the month following their acquisition.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statements of financial position separately from América Móvil’s own equity.

Acquisition-related cost is accounted as an expense in the consolidated statements of comprehensive income as they are incurred.

Goodwill is initially measured as the excess of the aggregate of the fair value of the consideration transferred plus any non-controlling interest in the acquiree over the net value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

If the consideration paid is less than the fair value of the net assets of the acquired company, (in the case of a bargain purchase), the difference is recognized in the consolidated statements of comprehensive income.

ii) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

a)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

b)	Exposure, or rights, to variable returns from its involvement with the investee, and

c)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee

(ii)	Rights arising from other contractual arrangements

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany balances and transactions are eliminated in the consolidated financial statements.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

(i)	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

(ii)	Derecognizes the carrying amount of any non-controlling interests

(iii)	Derecognizes the cumulative translation differences recorded in equity

(iv)	Recognizes the fair value of the consideration received

(v)	Recognizes the fair value of any investment retained

(vi)	Recognizes any surplus or deficit in profit or loss

(vii)	Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

The financial statements for the subsidiaries were prepared for the same period as the holding company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

Non-controlling interests refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated statements of comprehensive income and in equity in the consolidated statements of financial position separately from América Móvil’s own equity.

Acquisitions of non-controlling interests are accounted for as equity transactions. The difference between the book value and the subscription price for acquired shares under common control are accounted for as an equity transaction within retained earnings.

Associates:

Associates are entities over which the Company has significant influence without having control. According to IAS 28, “Investments in Associates”, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence typically exists when an investor holds from 20% to 50% of the voting power of an investee.

Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The Company’s participation in the profits or losses of the associate after acquisition is recognized in the consolidated statements of comprehensive income and its share of other comprehensive income after acquisition is recognized directly in other comprehensive income.

The Company assesses at each reporting date whether there is objective evidence that its investment in associates is impaired. If so, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

The Company’s equity interest in the most significant subsidiaries and associated companies at December 31, 2012 and 2013 is as follows:

		Equity interest at December 31
Company name	Country	2012	2013
Subsidiaries:
AMX Tenedora, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Carso Telecom B.V. (antes Amov Europa B.V.) (a)	Netherlands	100.0%	100.0%
AMOV Canadá, S.A. (a)	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) (b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. y subsidiarias (“Telcel”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (b)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. (b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) (b)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V. (a)	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) (b)	USA	98.2%	98.2%
AM Telecom Américas, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A. (a)	Brazil	100.0%	100.0%
Americel, S.A. (b)	Brazil	100.0%	100.0%
Claro S.A. (antes BCP, S.A.) (b)	Brazil	100.0%	100.0%
América Central Tel, S.A. de C.V. (“ACT”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) (b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) (b)	Nicaragua	99.5%	99.5%
Estesa Holding Corp. (a)	Panama	100.0%	100.0%
Cablenet, S.A. (b)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (“Estesa”) (b)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V. (b)	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) (b)	El Salvador	95.8%	95.8%
Cablenet, S.A. (“Cablenet”) (b)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (“Telecomoda”) (b)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (“Publicom”) (c)	El Salvador	48.9%	48.9%
CTE Telecom Personal, S.A. de C.V. (“Personal”) (b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) (b)	Colombia	99.4%	99.4%
Megacanales, S.A. (1) (b)	Colombia	99.4%	—
The Now Operation, S.A. (2) (b)	Colombia	99.4%	—
Telmex Colombia, S.A. (b)	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) (b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. (b)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (a)	Mexico	100.0%	100.0%

		Equity interest at December 31
Company name	Country	2012	2013
Widcombe, S.A. de C.V. (a)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. (b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. (b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C (b)	Peru	100.0%	100.0%
Claro Panamá, S.A. (b)	Panama	100.0%	100.0%
Carso Global Telecom, S.A.B. de C.V. (a)	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V. (a)	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V. (b) (2)	Mexico	97.5%	97.7%
Telmex Internacional, S.A. de C.V. (b)	Mexico	97.6%	97.7%
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (b)	Mexico	97.6%	97.7%
Telmex Argentina, S.A. (b)	Argentina	99.6%	99.6%
Ertach, S.A. (b)	Argentina	99.5%	99.5%
Telstar, S.A. (b)	Uruguay	99.9%	99.9%
Ecuador Telecom, S.A. (b)	Ecuador	97.6%	97.7%
Empresa Brasileira de Telecomunicacoes, S.A.—(“Embratel”) (b)	Brazil	95.4%	95.7%
Páginas Telmex Colombia, S.A. (c)	Colombia	97.6%	97.7%
Claro 155, S.A. (c)	Chile	97.6%	97.7%
Claro 110, S.A. (c)	Chile	99.9%	99.9%
Sección Amarilla USA, LLC. (c)	USA	97.6%	97.7%
Publicidad y Contenido Editorial, S.A. de C.V. (c)	Mexico	97.6%	97.7%
Editorial Contenido, S.A. de C.V. (c)	Mexico	97.6%	97.7%
Plaza VIP COM, S.A.P.I. de C.V. (c)	Mexico	97.6%	97.7%
Grupo Telvista, S.A. de C.V. (c)	Mexico	88.9%	88.9%
Net Servicios de Comunicacao, S.A. (“NET”) (b)	Brazil	88.0%	92.2%

Associates:
Hildebrando, S.A. de C.V. (c)	Mexico	35.0%	35.0%
KoninKlijke KPN B.V. (“KPN”) (b)	Netherlands	29.8%	27.4%
Telecom Austria AG (b)	Austria	23.7%	23.7%

a)	Holding companies
b)	Operating companies offering mobile and fixed services
c)	Advertising, media and content companies and other businesses
(1)	Liquidated on April 23, 2013
(2)	During 2013, certain real estate assets of Telmex were spun-off into separate legal entities. This spin-off did not have an impact on the consolidated financial position of the Company.

iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries (those outside of Mexico) jointly represent approximately 59%, 63% and 65% of operating revenues of 2011, 2012 and 2013, respectively, and their total assets jointly represent approximately 72% and 70% of total assets at December 31, 2012 and 2013, respectively.

The financial information is consolidated, as appropriate, after the financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency.

Since none of the subsidiaries operate in a hyperinflationary economic environment and the local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, are translated as follows:

•	all monetary assets and liabilities are translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities are translated at the prevailing exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation”;

•	the consolidated statements of cash flows are translated using the weighted-average exchange rate for the applicable period, and the resulting difference is shown in the consolidated statement of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation”. At December 31, 2012 and 2013, the cumulative translation loss was Ps.(7,220,700) and Ps.(33,706,043), respectively.

c) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue may be reliably measured, it is probable that the entity will receive the economic benefits associated with the transaction, the degree of completion of the transaction may be reliably measured and there is high a certainty of collectability.

For the postpaid plans, the amount billed to clients combines a fixed tariff for a specific quantity of services, plus the rates use above of the specified quantities (minutes in each plan). Expenses related to these services are recognized when the services are rendered.

The Company divides its main services into six types, as presented in the consolidated comprehensive income statements, as follows:

•	Mobile voice

•	Mobile data

•	Fixed voice

•	Fixed data

•	Paid TV

•	Other related services

To recognize the multi-elements or multiple services at their fair value, the Company has established the necessary indicators and metrics that allow it to assign to each type of element its fair value. In multi-element plans, these indicators are based on the price offered in each package, considering the number of offered minutes and the data plans offered to subscribers.

Voice services

•	Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered in the future are initially recorded as deferred revenues.

•	Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes used. These revenues depend on the number of lines in service, the number of newly installed lines and the volume of minutes.

•	Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on rates previously agreed with other carriers.

•	Long-distance revenues originate from airtime or minutes used in making calls to a region or coverage area outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•	Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers. See Note 23 on new regulation.

Data

•	Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones and emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Revenues from internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

•	Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided.

Other related services

Equipment, accessories and computers sale

•	Sales of mobile phone equipment and computers, which are made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer and the recovery of the amounts is probable. The distributors and general public do not have the right to return the products.

The majority of equipment sales are performed though distributors, though not exclusively, as a portion of equipment sales is performed through client service centers.

Marketing revenues

•	Advertising revenues earned through the publication of telephone directory are recognized over the life of the directories.

Transmission rights

Transmission rights include exclusive rights for the transmission of the Winter Olympic Games and the Rio de Janeiro Olympics of 2016. The related costs and expenses (amortization of its investment) are recognized when the associated revenue is recognized.

Points programs

Points programs are recognized as a reduction to revenues, since they effectively represent a decrease in the price of mobile services and equipment. Upon redemption of points the deferred income is cancelled and the cost of equipment is expensed.

Commissions to distributors

Distribution agreements have three types of commissions related to postpaid plans.

Loyalty and activation commissions are accrued monthly as an expense based on statistical information about customer retention, sales volume and the number of new customers obtained by each distributor. Retention commissions are paid when customers continue for a specified period. Volume commissions are paid at the time the distributor reaches prescribed ranges of activated clients.

In all three cases the fees are recognized within commercial, administrative and general expenses, as these fees are not reflected in the price of services and products.

d) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment are recognized in cost of sales and services.

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

Last mile installation costs and decoder-related charges are capitalized at the time of installation and depreciated over the average useful life as the customer remains active in the Company.

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

Collection policies and procedures vary depending on the credit history of the customer, the credit granted, and the age of the unpaid calls among other reasons.

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Inventories

Inventories, which are mainly composed of cellular equipment, accessories, tablets and other devices, are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

The difference between the sales price to the end user and the subsidized cost of equipment is recognized as an expense in the “cost of sales and service” in the consolidated statements of comprehensive income, at the time of delivery.

i) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “Business acquisitions”, consists in general terms as follows:

i)	identify the acquirer

ii)	determine the acquisition date

iii)	value the acquired identifiable assets and assumed liabilities

iv)	recognize the goodwill or a bargain purchase gain

For acquired subsidiaries, goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date. For acquired associates, the investment in associates includes goodwill identified on the acquisition date, net of any impairment loss.

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

For the years ended December 31, 2011, 2012 and 2013, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

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

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2011, 2012 and 2013 the borrowing costs that were capitalized amounted to Ps.3,845,609, Ps.3,152,811 and Ps.3,002,576, respectively.

Inventories for the operation of telephone plant are valued using the average cost method, without exceeding their net realizable value.

The valuations of inventories for the operation of telephone plant considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, when required, the cost also includes the estimated costs for the dismantling and removal of the asset, and for restoration of the site where it is located. See Note 13b).

For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

The net book value of property, plant and equipment is removed from the statements of financial position at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

Annual depreciation rates are as follows:

Telephone plant in operation:
Monitoring equipment and network performance	20%-33%
Base stations	20%
Switching and telephone exchanges	20%
Towers, antennas and engineering works	10%
Measuring equipment	17%
Buildings	3.33%
Other assets	10%-33%

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2011, 2012 and 2013, no impairment losses were recognized.

k) Licenses, trademarks and rights of use

i) Licenses are recorded at acquisition cost, net of accumulated amortization.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at their acquisition date.

The licenses that in accordance with government requirements are categorized as automatically renewable, for a nominal cost and with substantially consistent terms, are considered by the Company as intangible assets with an indefinite useful life. Accordingly, they are not amortized. Licenses are amortized when the Company does not have a basis to conclude that they have indefinite lives. Licenses are amortized using the straight-line method over a period ranging from 5 to 20 years, which represents the usage period of the assets. The payments to the governments are recognized in the cost of service and equipment.

ii) Trademarks

Trademarks are recorded at their fair value at the valuation date when acquired, as determined by independent appraisers, and are amortized using the straight-line method over a period ranging from 1 to 10 years.

iii) Rights of use

Rights of use are recognized according to the amount paid for the right to carry traffic and are amortized over the period in which they are granted.

The carrying value of the Company’s licenses and trademarks with indefinite useful lives and with finite useful lives is reviewed annually and whenever there are indicators of impairment in the value of such assets. When an asset’s recoverable amount, which is the higher of the asset’s fair value less disposal costs and its value in use (the present value of future cash flows), is less than the asset’s carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2011, 2012 and 2013, no impairment losses were recognized.

l) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived assets, investments in associates, goodwill and intangible assets. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate after taxes that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are based on such strategic plans while applying a constant or declining expected growth rate.

Key assumptions used in value in use calculations

The forecasts were performed by the Company’s management in real terms (net of inflation) and in pesos with acquisition value as of December 31, 2013.

In developing information for financial forecasts, premises and assumptions have been included that any other market participant in similar conditions would consider.

Local synergies have not been taken into consideration that any other market participant would not have taken into consideration to prepare similar forecasted financial information.

The assumptions used to develop the financial forecasts were validated by the Company’s Chief Executive Officer and the Chief Financial Officer for each of the cash-generating units (“CGUs”), taking into consideration the following:

•	Current subscribers and expected growth

•	Type of subscribers (prepaid, postpaid, fixed line, multiple services)

•	Market situation and penetration expectations

•	New products and services

•	Economic situation of each country

•	Investments in maintenance of the current assets

•	Investments in technology for expanding the current assets

•	Market consolidation and synergies

The foregoing forecasts could differ from the results obtained over time; however, América Móvil prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: Adjusted EBITDA (which the Company defines as operating income excluding currency fluctuations plus depreciation and amortization), capital expenditure (“CAPEX”) / margin on revenue, the change in working capital and the weighted average cost of capital (“WACC”) used to discount the projected flows.

To determine the discount rate, América Móvil uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that are similar to those of América Móvil.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by América Móvil’s investors. The cost of debt is based on the interest bearing borrowings América Móvil is obliged to service. Segment-specific risk is incorporated by applying individual beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The most significant assumptions used for the 2012 and 2013 impairment evaluations are shown below:

	EBIDTA	CAPEX	Discount rate (WACC)
2012:
Mexico	34.76% - 53.48%	6.82% - 18.5%	6.41%
USA	8.94%	0.77%	7.90%
Guatemala	43.96%	25.07%	10.26%
El Salvador	40.67%	17.47%	9.88%
Chile	14.52%	24.23%	8.19%
Peru	40.80%	13.13%	8.57%
Paraguay	15.17%	23.84%	12.32%
Honduras	5.14%	12.83%	12.80%
Nicaragua	51.90%	23.16%	13.57%
Uruguay	17.35%	16.72%	10.41%
Argentina	35.6%	9.94%	12.11%
Brazil	24.32% - 31.43%	20.13% - 24.79%	7.73%
Colombia	25.37% - 47.94%	11.12% - 29.07%	7.99%
Ecuador	46.42%	10.72%	12.41%
Dominican Republic	41.95%	15.59%	8.90%
Puerto Rico	16.09%	14.87%	7.11%

2013:
Mexico	33.48% - 49.74%	5.38% - 18.5%	3.75%
USA	9.40%	0.48%	5.42%
Guatemala	44.37%	19.28%	5.59%
El Salvador	40.62%	14.90%	5.64%
Chile	12.75%	17.52%	4.80%
Peru	40.36%	10.23%	4.58%
Paraguay	18.47%	28.68%	8.77%
Honduras	14.76%	10.26%	6.52%
Nicaragua	42.68%	19.02%	9.53%
Uruguay	20.14%	16.66%	6.68%
Argentina	34.08%	10.56%	6.92%
Brazil	18.11% - 31.37%	15.48% - 27.07%	4.27%
Colombia	29.00% - 47.81%	11.63% - 16.27%	4.15%
Ecuador	49.80%	9.49%	9.19%
Dominican Republic	39.78%	12.47%	6.68%
Puerto Rico	22.69%	5.05%	5.67%

México, Colombia and Brazil include fixed and mobile operations.

m) Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement and requires an evaluation of whether performance of the agreement is dependent on the use of a specific asset and whether the agreement transfers the right of use of the asset to the Company.

-	Operating leases

Leases under which the lessor retains a significant portion of the risks and benefits inherent to the ownership of the leased asset are considered operating leases. Payments made under operating lease agreements are charged to results of operations on a straight-line basis over the rental period.

-	Finance leases

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

n) Financial assets and liabilities

Financial assets

Financial assets are categorized, at initial recognition, as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investments, (iv) available-for-sale financial assets, or as (v) derivatives designated as hedging instruments in an effective hedge, as appropriate.

-	Initial recognition and measurement

Financial assets are initially recognized at fair value, plus directly attributable transactions costs, except for financial assets designated upon initial recognition at fair value through profit or loss.

-	Subsequent measurement

The subsequent measurement of assets depends on their categorization as either financial assets and liabilities measured at fair value through profit and loss, loans and receivables, held to maturity or available for sale financial assets, or derivatives designated as hedging instruments in an effective hedge.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined in IAS 39. Financial assets at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value with net changes in fair value in the consolidated statements of comprehensive income in the line of “valuation of derivatives, interest cost from labor obligations and other financial items”.

Held-to-maturity investments

Held-to-maturity investments are those that the Company has the intent and ability to hold to maturity and are recorded at cost which includes transaction costs and premiums or discounts related to investment that are amortized over the life of the investment based on its outstanding balance, less any impairment. Interest and dividends on investments classified as held-to-maturity are included within the interest income.

Available-for-sale financial assets

Available-for-sale financial assets are recorded at fair value, with gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair value of investments is readily available based on market value. The currency effects of securities available for sale are recognized in the consolidated statement of comprehensive income in the period in which they occur.

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active markets. Loans and receivables with a relevant period (including accounts receivable to subscribers, distributors and other receivables) are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for accounts receivable from subscribers, distributors and others in the short term, where the recognition of interest would be immaterial.

This category generally applies to accounts receivable from subscribers, distributors and other receivables. For more information on receivables, refer to Note 5.

-	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the group’s consolidated statement of financial position) when: the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

-	Impairment of financial assets

The Company assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and when observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

Financial liabilities

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: (i) financial liabilities measured at fair value, and (ii) financial liabilities measured at their amortized cost. The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are measured at fair value; short- and long-term debt and accounts payable, are accounted for as financial liabilities measured at amortized cost.

-	Initial recognition

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

-	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

-	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39, “Financial Instruments: Recognition and Measurement”. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on financial liabilities held for trading are recognized in the consolidated statement of comprehensive income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. América Móvil has not designated any financial liabilities as fair value liabilities through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the effective interest rate (“EIR”) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated statement of comprehensive income.

This category generally applies to interest-bearing loans and borrowings. For more information refer to Note 16.

-	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

-	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statements of financial position if, and only if there is:

(i)	a currently a legally enforceable right to offset the recognized amounts, and

(ii)	the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

-	Fair value of financial instruments

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2013	2012	2011	2013	2012
Argentina(1)	Argentine Peso	2.3410	2.9305	3.0055	2.0053	2.6454
Brazil	Real	5.9334	6.7605	7.4135	5.5820	6.3666
Colombia	Colombian Peso	0.0068	0.0073	0.0067	0.0068	0.0074
Guatemala	Quetzal	1.6244	1.6808	1.5944	1.6676	1.6464
USA(2)	US Dollar	12.7660	13.1663	12.4210	13.0765	13.0101
Uruguay	Uruguay Peso	0.6249	0.6568	0.6426	0.6104	0.6706
Nicaragua	Cordobas	0.5164	0.5594	0.5536	0.5162	0.5393
Honduras	Lempiras	0.6228	0.6758	0.6519	0.6304	0.6472
Chile	Chilean Peso	0.0258	0.0274	0.0257	0.0249	0.0271
Paraguay	Guaraní	0.0030	0.0030	0.0030	0.0029	0.0030
Peru	Soles	4.7271	5.0952	4.5170	4.6769	5.1000
Dominican Republic	Dominican Peso	0.3052	0.3373	0.3258	0.3050	0.3209
Costa Rica	Colon	0.0253	0.0259	0.0243	0.0258	0.0253
European Union	Euro	16.9693	16.9276	17.2666	17.9710	17.1642

(1)	Official exchange rate published by the Argentine Central Bank. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions. It is widely reported that the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.
(2)	Includes United States, Ecuador, El Salvador, Puerto Rico and Panama.

p) Accounts payable, accrued liabilities and provisions

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.

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

q) Employee benefits

The Company has defined benefit pension plans in place for its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México and Embratel. Embratel also has medical plans and defined contribution plans. The Company recognizes the costs of these plans based upon independent actuarial computations, which are determined using the projected unit credit method. The latest actuarial computation was prepared as of December 31, 2013.

Mexico

The Mexican subsidiaries have the obligation to pay seniority premiums to personnel based on the Mexican Federal labor law, which also establishes the obligation to make certain payments to personnel who cease to provide services under certain circumstances.

The costs of pensions, seniority premiums and severance benefits are recognized based on calculations by independent actuaries using the projected unit credit method using financial hypotheses, net of inflation.

Puerto Rico

In Puerto Rico, the Company has noncontributing pension plans for full-time employees, which are tax qualified as they meet the Employee Retirement Income Security Act of 1974 requirements.

The pension benefit is composed of two elements:

(i) An employee receives an annuity at retirement if the employee meets the rule of 85 (age at retirement plus accumulated years of service). The annuity is calculated by applying a percentage multiplied by the number of years of service to the last three years of salary.

(ii) The second element is a lump-sum benefit based on years of service equivalent to approximately nine to twelve months of salary. Health care and life insurance benefits are also provided to retirees under a separate plan (post-retirement benefits).

Ecuador

The subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. has a pension plan, where the Company purchases an annuity for the employee and is paid by the employee by means of individual funding. The Company purchases a deferred annuity from an insurance company for which the Company pays an annual premium. This plan is classified as a defined benefit plan. The cost of the plan for the period is disclosed in Note 12.

Other subsidiaries

For the rest of the Company’s subsidiaries, there are no defined benefit plans or compulsory defined contribution structures. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable payroll and labor laws of each country. Such contributions are made to the entities designated by the country and are recorded as direct labor benefits in the results of operations as they are incurred.

Re-measurements of defined benefit plans, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss on the earlier of:

(i)	The date of the plan amendment or curtailment, and

(ii)	The date that the Company recognizes restructuring-related costs

Net interest on liability for defined benefits is calculated by applying the discount rate to the net defined benefit liability or asset and it is recognized in the “valuation of derivatives, interest cost from labor obligations and other financial items” in the consolidated comprehensive income statement. The Company recognizes the changes in the net defined benefit obligation under “cost of sales and services” and “Commercial, administrative and general expenses” in the consolidated statements of comprehensive income.

Paid absences

The Company recognizes a provision for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Employee profit sharing is paid by certain subsidiaries of the Company to its eligible employees. In Mexico, the employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather than restated values, and foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. Current year employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.

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

Deferred taxes relating to items recognized outside profit or loss are also recognized outside of profit and loss. These deferred taxes are recognized together with the underlying transaction in other comprehensive income.

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2012 and 2013, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

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

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

u) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2011, 2012 and 2013, advertising expenses were Ps.17,867,455, Ps.22,652,826 and Ps.19,699,228, respectively, and are recorded in the consolidated statements of comprehensive income in the line “Commercial, administrative and general expenses”.

v) Earnings per share

Basic and diluted earnings per share are determined by dividing net income for the year by the weighted-average number of shares outstanding during the year (the common control component of the shares are reflected for all periods presented). In determining the weighted average number of shares issued and outstanding, shares repurchased by the Company have been excluded.

w) Financial risks

The main risks associated with the Company’s financial instruments are: (i) liquidity risk, (ii) market risk (foreign currency exchange risk and interest rate risk) (iii) credit risk and counterparty risk. The Board of Directors approves the policies submitted by management to mitigate these risks.

(i) Liquidity risk

Liquidity risk is the risk that the Company may not meet its financial obligations associated with financial instruments when they are due. The Company’s financial obligations and commitments are included in Notes 16 and 17.

(ii) Market risk

The Company is exposed to market risks from changes in interest rates and fluctuations in exchange rates of foreign currencies. The Company’s debt is denominated in foreign currencies, mainly in US dollars, other than its functional currency. In order to reduce the risks related to fluctuations in the exchange rate of foreign currencies, the Company uses derivative financial instruments such as cross-currency swaps and forwards to adjust exposures resulting from foreign exchange currency. The Company does not use derivatives to hedge the exchange risk arising from having operations in different countries.

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce its financing costs. The Company’s practices vary from time to time depending on its judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 11 for disclosure of the fair value of derivatives as of December 31, 2012 and 2013.

(iii) Credit risk

Credit risk represents the loss that could be recognized in case the counterparties fail to fully comply with the contractual obligations.

The financial instruments that potentially represent concentrations of credit risk are cash and short-term deposits, trade accounts receivable and financial instruments related to debt and derivatives. The Company’s policy is designed in order to limit its exposure to any one financial institution; therefore, the Company’s financial instruments are contracted with several different financial institutions located in different geographic regions.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. The Company monitors on a monthly basis its collection cycle to avoid deterioration of its results of operations.

A portion of the Company’s cash surplus is invested in short-term deposits with financial institutions with high credit ratings.

(iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in exchange rates:

a) Exchange rate fluctuations

Should the Company’s debt at December 31, 2013 of Ps.490,319,844 suffer a 10% increase in exchange rates, the debt would increase by Ps.48,566,612 (resulting in total debt of Ps.538,886,456), while the Company’s net interest expense would increase by Ps.2,113,199 as a consequence of the base for interest being higher in Mexican pesos.

b) Interest rates

In the event that the Company’s agreed-upon interest rates at December 31, 2013 increased by 100 basis points, the increase in net interest expense would be Ps.4,506,326.

(v) Concentration of risk

The Company depends on several key suppliers and sellers. During the years ended December 31, 2011, 2012 and 2013, approximately 58%, 55% and 64%, respectively, of the total cost of the cellular equipment of América Móvil represent purchases made from three suppliers, and approximately 29%, 20% and 21%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

(vi) Administration of capital

The Company manages its capital to ensure that its subsidiaries continue as going concerns while maximizing the return to stakeholders through the optimization of their balances and debt capital to maintain the lowest cost of capital available. The Company manages its capital structure and makes adjustments according to economic conditions. To maintain its capital structure the Company may adjust the dividend payment to shareholders or buy back shares, for which the company holds a reserve. In addition, the Company creates a legal reserve, as required by law. See Note 19.

x) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and, if necessary, foreign currency forwards to offset the short-term risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate, on notional amounts denominated mainly in Mexican pesos, U.S. dollars, Japanese yen, Swiss francs, Euros and Sterling pounds. At December 31, 2011, 2012 and 2013, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

The policy of the Company in this regard comprises: (i) the formal documentation of all transactions between the hedging instruments and hedged positions, (ii) risk management objectives, and (iii) the strategy for executing hedging transactions. This documentation also includes the relationship between the cash flows of the derivatives with those of the Company’s assets and liabilities recognized in the consolidated statement of financial position.

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

Derivative financial instruments are recognized in the consolidated statement of financial position at fair value, which is obtained from the financial institutions with which the agreements are entered into, and it is the Company’s policy to compare such fair value to the valuation provided by an independent pricing provider retained by the Company. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations for the period. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in results.

The change in fair value recognized in results of operations corresponding to derivatives that qualify as hedges is presented in the same caption of the consolidated statements of comprehensive income as the gain or loss of the hedged item (interests and foreign exchange rate).

y) Presentation of consolidated statement of comprehensive income

The costs and expenses shown in América Móvil’s consolidated statement of comprehensive income are presented in combined manner (based on both their function and nature), which allows for a better understanding of the components of the Company’s operating income. This classification allows for a comparison to the telecommunications industry.

The Company’s presents operating income in its consolidated statements of comprehensive income, since it is a key indicator of the Company’s performance. Operating income includes operating revenues, operating costs and expenses.

z) Operating segments

Segment information is presented based on information used by management in its decision-making processes. Segment information is presented based on the geographic areas in which the Company operates.

The management of América Móvil is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluating the performance of each segment.

Inter-segment revenues are eliminated upon consolidation and reflected in the “eliminations’ column.

None of the segments records revenue from transactions with a single external customer amounting to at least 10% or more of the Company’s revenues.

z.1) Convenience translation

At December 31, 2013, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2013 at an exchange rate of Ps.13.0765 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2013 or any other exchange rate.

z.2) Judgments, estimates and significant accounting assumptions

In preparing its consolidated financial statements, América Móvil makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and its estimates involve judgments it makes based on the information available to it. In the discussion below, América Móvil has identified several of these matters for which its financial statements would be materially affected if either (1) América Móvil used different estimates that it could reasonably have used or (2) in the future América Móvil changes its estimates in response to changes that are reasonably likely to occur.

The following discussion addresses only those estimates that América Móvil considers most important based on the degree of uncertainty and the likelihood of a material impact if it used a different estimate. There are many other areas in which América Móvil uses estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to the financial presentation.

Fair Value of Financial Assets and Liabilities

América Móvil has substantial financial assets and liabilities that it recognizes at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions América Móvil uses to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and

(iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of AMX’s financial assets and liabilities could materially impact the reported financial results. See Note 14.

Estimated Useful Lives of Plant, Property and Equipment

América Móvil estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. América Móvil currently depreciates most of its telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. América Móvil reviews estimated useful lives each year to determine whether they should be changed, and at times, it changes them for particular classes of assets. América Móvil may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. See Notes 2j and Note 8.

Impairment of Long-Lived Assets

América Móvil has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill, on its balance sheet. América Móvil is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recovery value of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, América Móvil typically takes into account recent market transactions or, if no such transactions can be identified, América Móvil uses a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, América Móvil typically makes various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, América Móvil determines whether it needs to take an impairment charge to reduce the net carrying value of the asset as stated on its balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in the Company’s business strategy and its internal forecasts. Different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2 l and Note 9 and Note 10.

Deferred Taxes

América Móvil is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in the América Móvil’s consolidated statement of financial position. América Móvil assess in the course of its tax planning procedures the fiscal year of the reversal of its deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining the Company’s provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which América Móvil operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or América Móvil adjusts these estimates in future periods, its financial position and results of operations may be materially affected.

América Móvil records deferred tax assets based on the amount that it believes is probable to be realized. In assessing the future realization of deferred tax assets, the Company considers future taxable income and ongoing tax planning strategies. In the event that the estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of the ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income. See Note 20.

Accruals

Accruals are recorded when, at the end of the period, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation performed by the Company’s management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of the financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If América Móvil is unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See Note 13.

América Móvil is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 17.

Labor Obligations

América Móvil recognizes liabilities on its balance sheet and expenses in its comprehensive income statement to reflect its obligations related to its post-retirement seniority premiums, pension and retirement plans in the countries in which it operates and offer defined contribution and benefit pension plans. The amounts the Company recognizes are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with IFRS.

América Móvil uses estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return América Móvil assumes its pension plan will achieve on its investments, (b) the rate of increase in salaries that the Company assumes it will observe in future years, (c) the discount rates that the Company uses to calculate the present value of its future obligations and (d) the expected rate of inflation. The assumptions América Móvil has applied are further disclosed in Note 12. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Doubtful Accounts

América Móvil maintains an allowance for doubtful accounts for estimated losses resulting from the failure of its customers, distributors and cellular operators to make required payments. The Company bases these estimates on the individual conditions of each of the markets in which it operates that may impact the collectability of accounts. In particular, in making these estimates the Company takes into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that América Móvil actually experiences with respect to these accounts may differ from the amount of the allowance maintained in connection with them. See Note 5.

z.3) Reclassifications and other adjustments

The following balances in the consolidated statement of financial position at December 31, 2012, have been adjusted to conform to the presentation as of December 31, 2013:

	2012, as previously reported		IAS 19R		Reclassifications		2012, as Reclassified
Deferred tax liabilities	Ps.	33,996,070	Ps.	7,295,412	Ps.	3,080,647	Ps.	44,372,129
Accounts payable		184,056,080				(42,451,123)		141,604,957
Accrued liabilities		—				34,005,553		34,005,553
Related parties		1,254,672				1,268,355		2,523,027
Asset retirement obligation		—				7,177,215		7,177,215
Deferred tax liabilities		21,231,775		(15,922,478)		3,080,647		8,389,944

The following amounts in the consolidated statements of cash flows for the years ended December 31, 2011 and 2012 have been adjusted to conform to the presentation for the year ended December 31, 2013:

	2011, As previously reported		Reclassifications		2011, as Reclassified
Operating activities
Interest expense	Ps.		Ps.	(6,853,900)	Ps.	(6,853,900)
Employee profit sharing				4,043,350		4,043,350
Valuation of derivative financial instruments, net		(10,692,199)		(4,053,350)		(14,745,549)
Accounts receivable from subscribers, distributors and other		(11,287,204)		4,581,630		(6,705,574)
Accounts payable and accrued liabilities		20,966,860		10,000		20,976,860
Interest received				2,272,270		2,272,270

Total operating activities	Ps.	(1,012,543)	Ps.	—	Ps.	(1,012,543)

Investing activities
Acquisition of business, net of cash acquired	Ps.	—	Ps.	(995,621)	Ps.	(995,621)
Acquisition of investments in associate companies		(2,271,059)		995,621		(1,275,438)

Total investing activities	Ps.	(2,271,059)	Ps.	—	Ps.	(2,271,059)

	2012, As previously reported		Reclassifications		2012, as Reclassified
Operating activities
Interest expense	Ps.		Ps.	(5,776,600)	Ps.	(5,776,600)
Employee profit sharing				4,377,755		4,377,755
Valuation of derivative financial instruments, net		5,885,869		(2,897,473)		2,988,396
Accounts receivable from subscribers, distributors and other		5,077,352		3,547,430		8,624,782
Accounts payable and accrued liabilities		(1,283,784)		(1,480,282)		(2,764,066)
Interest received		—		2,229,170		2,229,170

Total operating activities	Ps.	9,679,437	Ps.	—	Ps.	9,679,437

Investing activities
Acquisition of business, net of cash acquired	Ps.	—	Ps.	(2,289,018)	Ps.	(2,289,018)
Acquisition of investments in associate companies		(73,849,936)		2,289,018		(71,560,918)

Total investing activities	Ps.	(73,849,936)	Ps.	—	Ps.	(73,849,936)

3. New standards, interpretations and amendments thereof

During 2013, the Company applied, for the first time, certain new IFRS amendments that required retrospective application (restatement) of the previously reported financial statements. Most specifically, the Company adopted IAS 1 and IAS 19 (Revised 2011), both as quantified below. Several other new standards and amendments were also applied for the first time in 2013. However, the adoption of those IFRS standards and amendments did not have a significant impact on the financial statements of América Móvil.

The nature and the impact of each new standard/amendment are described below.

IAS 1 Presentation of Items of other comprehensive Income Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, effect of translation, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., remeasurement of actuarial gains and losses on defined benefit plans). The amendment affected presentation only and had no impact on América Móvil’s financial position or results of operations. Refer to the consolidated statement of other comprehensive income for a quantification of this new segregation for the periods presented herein.

IAS 1 Clarification of the requirement for comparative information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The opening consolidated statement of financial position of the earliest comparative period presented (January 1, 2012) and the comparative figures have been accordingly restated. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes.

IAS 19, Employee Benefits (Revised)

IAS 19R includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss. Expected returns on plan assets are no longer recognized in profit or loss; instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation and; Unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as, quantitative sensitivity disclosures.

These modifications were effective beginning January 1, 2013, with retrospective application to January 1, 2011 resulting in the restatement of both the December 31, 2012 consolidated statement of financial position, and the previously reported consolidated statement of comprehensive income for the years 2012 and 2011.

Changes in the defined benefit obligation and plan assets are divided in three components:

(i)	Current service cost,

(ii)	Net interest of net (assets) liabilities of defined benefits, (finance cost over the net obligation for defined benefits and expected return on the plan assets), and

(iii)	Actuarial gains and losses (remeasurements) of the net (assets) liabilities for defined benefits.

The net interest of net (assets) liabilities is calculated using a rate of return for high quality corporate bonds for the Company’s Puerto Rico operations, using a rate of return for Mexican Government bonds for the Company’s Mexican operations, and using a rate of return for Brazilian Government bonds for the Company’s Brazilian operations. The modifications require that interest on plan assets is calculated with the discount rate used to measure the obligation, which may be less than the rate previously used to calculate the expected return on plan assets.

In the case of AMX, the transition to IAS 19R had an impact on the pension asset and employee benefits as is explained in the table below:

Consolidated Statements of Financial Position:

	At January 1,
	2011		2012		2013
Decrease in net projected pension plan asset	Ps.	(16,222,999)	Ps.	(22,327,733)	Ps.	(26,589,389)
Increase in deferred tax asset		2,611,121		8,123,333		7,295,413

Net decrease in assets	Ps.	(13,611,878)	Ps.	(14,204,400)	Ps.	(19,293,976)

Increase in labor obligations	Ps.	43,636,427	Ps.	60,590,261	Ps.	54,103,632
Decrease in deferred tax liability		(14,622,296)		(15,615,665)		(15,922,478)

Net increase in liabilities	Ps.	29,014,131		$44,974,596	Ps.	38,181,154

Retained earnings:
Prior years	Ps.	(1,828,066)	Ps.	(1,828,066)	Ps.	(1,710,885)
Current period		—		191,669		(452,311)
Accumulated other comprehensive income		(38,353,805)		(54,034,877)		(54,057,147)
Non-controlling interests		(2,444,138)		(3,507,722)		(1,254,787)

Net decrease in equity	Ps.	(42,626,009)	Ps.	(59,178,996)	Ps.	(57,475,130)

Net effect attributable to:
Equity holders of the parent	Ps.	(40,181,871)	Ps.	(55,671,274)	Ps.	(56,220,343)
Non-controlling interests		(2,444,138)		(3,507,722)		(1,254,787)

	Ps.	(42,626,009)	Ps.	(59,178,996)	Ps.	(57,475,130)

Consolidated Statements of Comprehensive Income

	For the years ended December 31,
	2011		2012
Decrease in costs and expenses	Ps.	(2,830,635)	Ps.	(3,839,793)
Increase in financing cost		3,430,519		4,725,370
Deferred income taxes		(674,795)		(395,239)

(Decrease) increase in net profit for the period from amounts previously reported	Ps.	(74,911)	Ps.	490,338

(Decrease) increase in net profit for the period attributable to:
Equity holders of the parent	Ps.	(191,669)	Ps.	452,311
Non-controlling interests		116,758		38,027

(Decrease) increase in net profit for the period from amounts previously reported	Ps.	(74,911)	Ps.	490,338

Earnings per share attributable to equity holders		(1.06)		(1.19)

The adoption of IAS 19R had no impact on previously reported amounts of cash flows from operating, financing or investing activities

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27, “Consolidated and Separate Financial Statements” that dealt with consolidated financial statements and SIC-12, “Consolidation—Special Purpose Entities”. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 was adopted on January 1, 2013 and in accordance with the transitional provisions the Company reassessed the control conclusion for its investees as at January 1, 2013 and it had no impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13 “Jointly-controlled Entities—Non-monetary Contributions by Ventures”. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

IFRS 11 was effective for annual periods beginning on or after January 1, 2013. The Company reassessed its involvement in its joint arrangements and concluded that the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, additional disclosures are required when a subsidiary is controlled with less than a majority of voting rights. While the Company has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. The Company has provided the applicable disclosures in Note 10.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7, “Financial Instruments: Disclosures”. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the financial statements. The Company has provided the applicable disclosures in Note 14.

Standards issued but not yet effective and annual improvements

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on the classification and measurements of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. The Company has yet to quantify the impact of these amendments.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has yet to quantify the impact of this standard on its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not novated its derivatives during 2013. However, these amendments would be considered for future novations.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36

These amendments require disclosure of the recoverable amounts of the assets or CGUs for which an impairment loss has been recognized or reversed during the period. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014. The Company has not recognized or reversed any impairment loss on non-financial assets during the periods presented in these financial statements.

Annual Improvements to IFRSs—2010-2012 Cycle and 2011-2013 Cycle

On December 12, 2013, the IASB issued two cycles of Annual Improvements to IFRSs—Cycles 2010-2012 and 2011-2013—that contain 11 changes to nine standards: IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRS 2 Share-based Payment; IFRS 3 Business Combinations; IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement; IAS 16 Property, Plant and Equipment; IAS 24 Related Party Disclosures; IAS 38 Intangible Assets; and IAS 40 Investment Property. One of the amendments to IFRS 13 and the amendment to IFRS 1 only affect the Basis for Conclusions for the respective standards and, therefore, are effective immediately. The other amendments are effective from July 1, 2014 either prospectively or retrospectively. The Company has yet to quantify the impact these annual improvements will have on its financial statements.

4. Cash and Cash Equivalents

	At December 31,
	2012		2013
Cash in banks	Ps.	17,225,343	Ps.	22,617,446
Short-term deposits		28,261,857		25,546,104

	Ps.	45,487,200	Ps.	48,163,550

5. Accounts Receivable from subscribers, distributors, recoverable taxes and other, net

a) An analysis of accounts receivable at December 31, 2012 and 2013 is as follows:

	At December 31,
	2012		2013
Subscribers and distributors	Ps.	96,136,373	Ps.	96,007,977
Mobile phone carriers for network interconnection and other services including calling party pays		6,780,334		6,305,459
Recoverable taxes		26,102,082		31,116,185
Sundry debtors		13,625,309		14,735,135

		142,644,098		148,164,756
Less: Allowance for bad debts due from subscribers, distributors and mobile phone carriers		(22,438,144)		(20,292,099)

Net	Ps.	120,205,954	Ps.	127,872,657

b) Changes in the allowance for doubtful accounts during the years ended December 31, 2011, 2012 and 2013 were as follows:

	For the years ended December 31,
	2011		2012		2013
Balance at beginning of year	Ps.	(19,002,607)	Ps.	(23,358,822)	Ps.	(22,438,144)
Increases recorded in expenses		(12,111,915)		(12,009,580)		(10,417,235)
Charges against the allowance		8,252,701		10,534,631		14,405,151
Translation effect		(497,001)		2,395,627		(1,841,871)

Balance at end of year	Ps.	(23,358,822)	Ps.	(22,438,144)	Ps.	(20,292,099)

c) The following table shows the aging of accounts receivable at December 31, 2012 and 2013, for subscribers and distributors:

	Total		Unbilled services provided		1-30 days		30-60 days		61-90 days		Greater than 90 days
December 31, 2012	Ps.	96,136,373	Ps.	50,031,727	Ps.	18,419,119	Ps.	3,473,650	Ps.	2,223,077	Ps.	21,988,800
December 31, 2013		96,007,977		48,223,217		21,308,236		3,561,179		2,439,653		20,475,692

In accordance with the Company’s accounting policy for the allowance for bad debts, as of December 31, 2012 and 2013, there are accounts receivable greater than 90 days that are not impaired. To estimate the recoverability of accounts receivable, the Company considers any change in the credit quality of the subscribers and distributors from the date the credit was granted until the end of period.

d) The following table shows the deteriorated accounts receivable from subscribers and distributors as of December 31, 2012 and 2013:

	Total		61-90 days		Greater than 90 days
December 31, 2012	Ps.	22,438,144	Ps.	449,344	Ps.	21,988,800
December 31, 2013		20,292,099		814,500		19,477,599

6. Inventories, net

An analysis of inventories at December 31, 2012 and 2013 is as follows:

	2012		2013
Mobile phones, accessories, cards and other materials	Ps.	30,976,789	Ps.	39,238,656
Less: Reserve for obsolete and slow-moving inventories		(2,278,969)		(2,519,703)

Total	Ps.	28,697,820	Ps.	36,718,953

For the years ended December 31, 2011, 2012 and 2013, the cost of inventories recognized in cost of sales and services was Ps.95,062,633, Ps.110,465,701 and Ps.121,994,900, respectively.

7. Other assets, net

a) An analysis of other assets at December 31, 2012 and 2013 is as follows:

	2012		2013
Current portion:
Advances to suppliers	Ps.	7,578,127	Ps.	7,999,148
Costs associated with deferred revenues		2,827,178		3,041,371
Prepaid insurance		450,283		605,318
Other		415,875		481,363

	Ps.	11,271,463	Ps.	12,127,200

Non-current portion:
Recoverable taxes	Ps.	3,305,273	Ps.	3,269,699
Advance payments for the use of fiber optics		1,307,791		2,765,495
Prepaid expenses and judicial deposits		11,116,090		11,305,088

Total	Ps.	15,729,154	Ps.	17,340,282

For the years ended December 31, 2011, 2012 and 2013, the amortization expense for other assets was Ps.398,383, Ps.244,538 and Ps.127,058, respectively.

Judicial deposits represent cash pledged in order to fulfill the collateral requirements for tax contingencies in Brazil.

8. Property, Plant and Equipment, net

a) An analysis of property, plant and equipment, net at December 31, 2011, 2012 and 2013 is as follows:

Cost	Telephonic plant in operation and equipment		Land and buildings		Other assets		Construction in process and advances to plant suppliers(1)		Inventories for operation of the plant (Impairment)		Total
At January 1, 2011	Ps.	336,923,824	Ps.	44,187,818	Ps.	51,312,793	Ps.	41,082,331	Ps.	12,026,165	Ps.	485,532,931
Additions		72,736,548		9,680,678		13,492,397		38,419,430		18,904,313		153,233,366
Retirements		(16,186,099)		(350,418)		(2,262,172)		(30,439,838)		(13,311,357)		(62,549,884)
Effect of translation		18,527,029		1,732,445		2,912,022		1,786,354		375,886		25,333,736

At December 31, 2011		412,001,302		55,250,523		65,455,040		50,848,277		17,995,007		601,550,149

Additions		104,467,913		2,434,107		9,883,676		19,730,746		11,603,283		148,119,725
Retirements		(25,693,072)		(1,219,353)		(5,413,649)		(21,177,560)		(12,647,522)		(66,151,156)
Business combinations		15,107				40,160		4,259				59,526
Business acquisition of NET (Note 10)		33,098,556		255,018		—		128,643		—		33,482,217
Effect of translation		(56,393,038)		(4,181,864)		(1,977,322)		(3,588,130)		(925,663)		(67,066,017)

At December 31, 2012		467,496,768		52,538,431		67,987,905		45,946,235		16,025,105		649,994,444

Additions		116,170,134		2,567,068		22,957,505		13,085,094		12,458,316		167,238,117
Retirements		(17,995,021)		(3,298,197)		(8,367,342)		(15,326,412)		(10,142,059)		(55,129,031)
Business combinations		310				87,122		1,268				88,700
Effect of translation		(55,763,545)		(3,579,859)		(4,654,256)		(3,874,210)		(975,281)		(68,847,151)

At December 31, 2013	Ps.	509,908,646	Ps.	48,227,443	Ps.	78,010,934	Ps.	39,831,975	Ps.	17,366,081	Ps.	693,345,079

Accumulated depreciation
At January 1, 2011	Ps.	58,825,288	Ps.	177,289	Ps.	14,727,856			Ps.	(17,889)	Ps.	73,712,544
Depreciation of the year		68,660,250		1,396,102		12,581,222				4,626		82,642,200
Retirements		(30,664,840)		(53,910)		(3,211,913)				(7,988)		(33,938,651)
Effect of translation		11,130,430		318,881		1,590,024				7,948		13,047,283

At December 31, 2011		107,951,128		1,838,362		25,687,189				(13,303)		135,463,376

Depreciation of the year		83,905,974		1,097,460		7,282,983				(18,142)		92,268,275
Retirements		(22,753,727)		(306,881)		(6,297,626)				(24,451)		(29,382,685)
Effect of translation		(43,392,735)		(1,641,993)		(3,740,236)				(13,830)		(48,788,794)

At December 31, 2012		125,710,640		986,948		22,932,310				(69,726)		149,560,172

Depreciation of the year		80,867,568		1,973,707		11,994,657				57,869		94,893,801
Retirements		(11,006,444)		(31,133)		(3,380,289)				(11,121)		(14,428,987)
Effect of translation		(33,975,506)		(1,322,209)		(2,485,845)				(3,298)		(37,786,858)

At December 31, 2013	Ps.	161,596,258	Ps.	1,607,313	Ps.	29,060,833			Ps.	(26,276)	Ps.	192,238,128

Net book value
At January 1, 2011	Ps.	304,050,174	Ps.	53,412,161	Ps.	39,767,851	Ps.	50,848,277	Ps.	18,008,310	Ps.	466,086,773

At December 31, 2012	Ps.	341,786,128	Ps.	51,551,483	Ps.	45,055,595	Ps.	45,946,235	Ps.	16,094,831	Ps.	500,434,272

At December 31, 2013	Ps.	348,312,388	Ps.	46,620,130	Ps.	48,950,101	Ps.	39,831,975	Ps.	17,392,357	Ps.	501,106,951

(1)	Construction in progress includes fixed and mobile telephone facilities as well as satellite developments and fiber optic which is being laid.

The completion period is variable and depends upon the type of fixed assets in construction. In the case of telephone plant (switching and transmission), it takes 6 months on average; for others may take more than 2 years.

The Company is building a submarine cable system designed with 17,500 kilometers of length that will have a 100 Gigabit per second (100G) transmission. The cable extends from the U.S. to Central America and Brazil, which provides international connectivity to all the Company subsidiaries in these geographic areas. The investment at December 31, 2013 is Ps.4,691,102 (US$358,743).

b) At December 31, 2012 and 2013, property, plant and equipment include the following assets under capital leases:

	2012		2013
Assets under capital leases	Ps.	848,622	Ps.	972,601
Accumulated depreciation		(409,105)		(367,698)

	Ps.	439,517	Ps.	604,903

c) At December 31, 2013, Embratel and Net have land and buildings and other equipment that are pledged in guarantee of legal proceedings in the amount of Ps.1,619,109 (Ps.3,518,426 in 2012).

d) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Years ended December 31,
	2011		2012		2013
Amount invested in the acquisition of qualifying assets	Ps.	51,240,658	Ps.	52,849,800	Ps.	46,686,790
Capitalized interest		3,845,609		3,152,811		3,002,756
Capitalization rate		7.5%		6.0%		6.4%

Capitalized interest is being amortized over a period of 7 years, which is the estimated useful life of the plant.

e) In January 2012, Star One entered into an agreement denominated in U.S. dollars with a manufacturer for the construction and launching of the Star One C-4 satellite. The cost of the project is estimated to be approximately Ps.3,772,929 (US$290,000). At December 31, 2012 and 2013, the amount of construction in progress associated with this project amounts to Ps.1,386,755 and Ps.2,567,775, respectively.

9. Intangible assets

a) An analysis of intangible assets at December 31, 2011, 2012 and 2013 is as follows:

	At December 31, 2011
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	124,992,523	Ps.	1,479,130	Ps.	1,149,119	Ps.	(281,397)	Ps.	—	Ps.	2,721,997	Ps.	130,061,372
Accumulated amortization		(80,471,665)		—		—		163,060		(9,731,392)		(1,490,476)		(91,530,473)

Net		44,520,858		1,479,130		1,149,119		(118,337)		(9,731,392)		1,231,521		38,530,899

Trademarks	Ps.	12,654,899	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(343,019)	Ps.	12,311,880
Accumulated amortization		(8,123,022)		—		—		—		(1,225,060)		43,056		(9,305,026)

Net	Ps.	4,531,877	Ps.		Ps.		Ps.		Ps.	(1,225,060)	Ps.	(299,963)	Ps.	3,006,854

Goodwill	Ps.	70,918,967	Ps.	—	Ps.	159,797	Ps.	(152,285)	Ps.	—	Ps.	2,111,954	Ps.	73,038,433

	At December 31, 2012
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	130,061,372	Ps.	7,830,248	Ps.	12,414,914	Ps.	—	Ps.	—	Ps.	(16,545,574)	Ps.	133,760,960
Accumulated amortization		(91,530,473)		—		—		—		(9,482,044)		11,303,987		(89,708,530)

Net		38,530,899		7,830,248		12,414,914		—		(9,482,044)		(5,241,587)		44,052,430

Trademarks	Ps.	12,311,880	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(713,321)	Ps.	11,598,559
Accumulated amortization		(9,305,026)		—		—		—		(1,589,880)		439,662		(10,455,244)

Net	Ps.	3,006,854	Ps.	—	Ps.	—	Ps.	—	Ps.		Ps.	(273,659)	Ps.	1,143,315

Goodwill	Ps.	73,038,433	Ps.	—	Ps.	31,347,978	Ps.	(278,756)	Ps.	(1,589,880)	Ps.	(4,401,796)	Ps.	99,705,859

	At December 31, 2013
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	133,760,960	Ps.	3,334,464	Ps.	—	Ps.	(2,158,796)	Ps.	—	Ps.	(11,853,114)	Ps.	123,083,514
Accumulated amortization		(89,708,530)		—		—		—		(6,271,998)		9,950,846		(86,029,682)

Net	Ps.	44,052,430	Ps.	3,334,464	Ps.	—	Ps.	(2,158,796)	Ps.	(6,271,998)	Ps.	(1,902,268)	Ps.	37,053,832

Trademarks	Ps.	11,598,559	Ps.	—	Ps.	—	Ps.	387,926	Ps.	—	Ps.	(285,879)	Ps.	11,700,606
Accumulated amortization		(10,455,244)		—		—		—		(241,976)		162,920		(10,534,300)

Net	Ps.	1,143,315	Ps.	—	Ps.	—	Ps.	387,926	Ps.		Ps.	(122,959)	Ps.	1,166,306

Goodwill	Ps.	99,705,859	Ps.	—	Ps.	1,200,061	Ps.	(3,655,164)	Ps.	(241,976)	Ps.	(4,764,472)	Ps.	92,486,284

b) The aggregate carrying amounts of goodwill allocated to each country are as follows:

	2012		2013
Mexico (Telmex)	Ps.	9,572,007	Ps.	10,729,462
USA		1,469,388		1,472,896
Brazil (Fixed, mobile and T.V.)		29,435,809		22,483,917
Argentina		294,480		272,191
Colombia		15,642,979		14,402,035
Ecuador		2,155,385		2,155,385
Peru		2,245,717		2,209,484
El Salvador		2,510,596		2,510,596
Guatemala		626,940		645,525
Honduras		58,135		56,630
Nicaragua		1,544,583		1,544,582
Puerto Rico		17,463,394		17,463,394
Dominican Republic		14,186,724		14,186,724
Chile		2,499,722		2,353,463

	Ps.	99,705,859	Ps.	92,486,284

c) The following is a description of the major changes in the “Licenses and rights of use” caption for the years ended December 31, 2011, 2012 and 2013:

2011 Acquisitions

i) During the first quarter of 2011, the Company won a public bid to provide mobile telecommunications services on a nationwide level in Costa Rica. The concession obtained by its subsidiary grants the Company the right to use and exploit the 70Mhz frequency range for a term of 15 years. The upfront amount paid was Ps.926,000 and no further payments need to be made.

ii) As part of the business combination of Digicel Group Limited described in Note 10, América Móvil recognized a license for an amount of Ps.1,149,119 (US$82,100).

2012 Acquisitions

i) In January 2012, Telmex Colombia acquired a new TV license for a period of 8 years, expiring in 2020. The amount paid was Ps.253,927.

ii) As part of the business combination of Net Serviços de Comunicação, S.A, the Company recognized a license for an amount of Ps.12,414,914. Given recent changes in the telecommunications law, licenses in Brazil can be renewed indefinitely at nominal cost. Thus, these licenses are considered as indefinite life intangible and are not amortized.

iii) In September 2012, Claro Brazil renewed certain contracts related to its licenses for the 450 MHz frequency band, and such licenses cover the following states of Brazil: Acre, Rondonia, Tacantins, Bahia, Paraná, Santa Catarina, Rio de Janeiro, Espíritu Santo, Sao Paulo, Amazonas, Maranha, Roraima, Amapá and Pará. Such licenses expire in October 2027.

Also Claro Brazil acquired licenses related to 4G (fourth generation) services, or broadband of 2,500 MHz to provide 4G services in Brazilian territory, except for the Brazilian state of Amazonas. Such licenses expire between June 2014 and October 2027.

Additionally, the licenses for the 850 MHz frequency band which expired during 2012 and 2013 were renewed. These renewals expire in October 2027. The amount paid for these renewals was Ps.5,710,116.

2013 Acquisitions

i) In October 2013, Claro Colombia acquired a radio spectrum band of 2500 Mhz to 2690 Mhz for a period of 10 years. The amount paid was Ps.815,488.

ii) Embratel and its subsidiaries acquired various radio frequencies and TV licenses, for a period that ranges from 3 to 19 years. The amount paid was Ps.2,149,074.

c) Amortization of licenses, rights of use and trademarks for the years ended December 31, 2011, 2012 and 2013 amounted to Ps.10,956,452, Ps.11,071,924 and Ps.6,513,974, respectively.

10. Investments in Associated Companies and Consolidated Equity Investments

a) The following is a summary of changes in the investment in the Company’s associates during the years ended December 31, 2011, 2012 and 2013:

	Balance at December 31, 2010		Acquisitions		Disposals / Other		Equity interest in net income of associate		Equity method in OCI and effect of translation		Balance at December 31, 2011
NET	Ps.	49,675,380	Ps.	1,185,359	Ps.	—	Ps.	1,856,331	Ps.	337,932	Ps.	53,055,002
Others		864,075		155,490		—		67,666		75,790		1,163,021

	Ps.	50,539,455	Ps.	1,340,849	Ps.	—	Ps.	1,923,997	Ps.	413,722	Ps.	54,218,023

	Balance at December 31, 2011		Acquisition		Disposals /Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2012
NET	Ps.	53,055,002	Ps.		Ps.	(53,055,002)	Ps.		Ps.		Ps.	—
KPN				55,081,964				408,179		(482,669)		55,007,474
Telekom Austria				16,363,888				380,334		8,502		16,752,724
Other		1,163,021		379,564				(27,152)		(159,346)		1,356,087

Total	Ps.	54,218,023	Ps.	71,825,416	Ps.	(53,055,002)	Ps.	761,361	Ps.	(633,513)	Ps.	73,116,285

	Balance at December 31, 2012		Acquisition		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2013
KPN	Ps.	55,007,474	Ps.	14,988,270	Ps.	(6,040,933)	Ps.	(244,514)	Ps.	5,522,000	Ps.	69,232,297
Telekom Austria		16,752,724				(88,461)		326,129		659,583		17,649,975
Other		1,356,087		838,373				(45,333)		(144,375)		2,004,752

Total	Ps.	73,116,285	Ps.	15,826,643	Ps.	(6,129,394)	Ps.	36,282	Ps.	6,037,208	Ps.	88,887,024

b) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2011, 2012 and 2013:

Acquisitions 2011

i) Net Serviços de Comunicação, S.A. (“NET”)

In 2011, the Company accounted for its holdings in NET using the equity method of accounting given that it did not exercise voting control over NET. During 2012, given a change in the Brazilian telecommunications laws, the Company was able to exercise an option whereby it obtained control and began consolidating NET starting January 1, 2012.

In 2010, Embratel purchased 155,415,666 preferred shares, no par value, of NET through a public offer. A sufficient number of preferred shares were tendered into the offer to give rise to a shareholder put right at the offer price adjusted for inflation through settlement of the put. The period for exercising the shareholder put right expired on January 13, 2011. A total of 49,847,863 preferred shares, equivalent to 21.81% of outstanding preferred shares as of October 13, 2010, were tendered during the shareholder put right period, bringing the final number of preferred shares tendered into the offer to 193,701,299. The total purchase price of all preferred shares acquired pursuant to the tender offer was approximately R$4.3 billion (Ps.31,525,000 at the exchange rate as of January 13, 2011) paid in cash.

At December 31, 2011, América Móvil through Embrapar and Embratel had a shareholding (direct and indirect) of 87.5% in NET.

The following tables show condensed consolidated financial information for NET for the year ended December 31, 2011:

Condensed Consolidated Statements of Comprehensive Income

	Year ended December 31, 2011
Revenues	Ps.	45,631,540
Operating costs and expenses		41,117,974

Operating income		4,513,566

Net profit	Ps.	2,005,330

ii) Star One S.A.

In July 2011, Embratel acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of Ps.2,716,164 (US$235,000). Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One. Accordingly, since July 2011 Embratel owns 100% of the shares.

iii) Digicel Group Limited

In November 2011, América Móvil acquired 100% of Digicel Group Limited and its affiliates’ (“Digicel”) operations in Honduras and sold its operations in Jamaica to Digicel. The net amount paid was Ps.4,733,385. As part of the acquisition, the identified licenses in the cellular industry were Ps.1,149,112.

Acquisitions 2012

i) Acquisition of Control over NET

On January 26, 2012, the National Telecommunications Agency of Brazil expressed its consent to the transfer of control of NET. This authorization then allowed Embrapar to exercise a call option on the shares held by GB Empreendimentos e Participaçoes SA (“GB”), a company that previously controlled NET, which until that time was controlled by Globo Cominicação e Particpaçoes S.A. (“Globo”). Once this option was exercised, Embrapar and its subsidiary Embratel would have voting control of NET. The ability to exercise the option resulted in the Company effectively controlling NET.

On March 5, 2012 Embrapar exercised the option and purchased ordinary shares of GB. The acquired shares represented 5.5% of the ordinary shares and Embrapar reached 54.54% in the voting capital of GB. As a result of this transaction, América Móvil held an equity interest (directly and indirectly) in NET of 88.0%.

América Móvil obtained control of NET, in accordance with IFRS 3, Business combinations, and recognized the fair value of NET’s assets acquired, liabilities assumed and its non-controlling interest. As part of the business combination, América Móvil derecognized its equity method investment in NET. The difference between the carrying value and the acquisition date fair value of the equity method investment in NET that was derecognized was not material and accordingly, no gain or loss was recognized.

NET’s operating results were consolidated in the statement of comprehensive income beginning January 1, 2012.

The consideration transferred to acquire NET consists of the fair value of the equity method investment previously held, plus the amount of cash required to exercise the option to control NET, as shown in the table below.

The fair value of the net assets acquired is as follows:

Other current assets	Ps.10,332,298
Plant and equipment	33,482,219
Intangibles	19,287,138
Others non currents assets	2,821,826

Total of assets acquired	Ps.65,923,481

Liabilities and account payable short-term	Ps.16,062,621
Liabilities and account payable short-term	6,998,214
Long term debt	16,165,150

Total of liabilities assumed	39,225,985

Fair value of net assets identified	26,697,496
Fair value of non-controlling interest	(3,798,181)
Goodwill recognized on acquisition	30,601,656
Purchase consideration transferred:	(47,951)

Fair value of investment in NET de-recognized at the acquisition date	Ps.53,453,020

The amounts of revenue and net profit of NET recorded in the Company’s 2012 and consolidated financial statement since January 1, 2012 date of consolidation were Ps.52,722,225 and Ps.2,661,622, respectively.

ii) KoninKlijke KPN N.V. (“KPN”).

On May 29, 2012, AMOV Europa B.V. (“AMOV”), a wholly-owned subsidiary of América Móvil, commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in the Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of the Company’s investment in KPN was approximately €3,047 million (Ps.52,200,000).

During April 2013, KPN launched a rights offering to raise up to €3,000 billion of equity. Pursuant to the Company’s agreement with KPN, the Company subscribed for new shares in the rights offering in proportion to the Company’s previous ownership of KPN shares. Upon settlement of the offering on May 17, 2013, the Company paid €895.8 million (Ps.14,200,000) and owned a total of 1,267,677,000 shares of KPN, continuing to represent 29.7% of the outstanding shares of KPN.

In August and November 2013, the Company received dividends for an amount of Ps.88,461 and Ps.123,932, respectively.

In November 2013, the Company sold shares of KPN representing 2.38% of KPN’s outstanding shares for an amount of Ps. 4.3 billion. At December 31, 2012 and 2013, the Company held 29.77% and 27.39% of the outstanding shares of KPN.

Since April 2013, the Company has had two representatives on KPN’s Supervisory Board of a total of at least five and no more than nine members. On August 9, 2013, the Company announced its intention to make a tender offer in cash for all of KPN’s ordinary shares that it does not already own (the “Intended KPN Offer”) at a price of €2.40 per share. On August 29, 2013, the KPN Preference Shares B Foundation (Stichting Preferente Aandelen B KPN or the “KPN Foundation”), an independent legal entity with the statutory goal of protecting KPN’s interests (which includes the interests of stakeholders, such as customers, shareholders and employees), exercised a call option in respect of securities of KPN. As a result, the KPN Foundation holds preferred shares of KPN representing 50% of the voting shares less one share, making América Móvil’s goal of acquiring more than 50% of the voting rights for KPN unachievable. On October 16, 2013, the Company announced that the Company would not launch the Intended KPN Offer.

América Móvil’s interest in KPN is accounted for using the equity method in the consolidated financial statements because although the voting rights of the Company were reduced to 14.9%, its economic interests remained at 29.77% and the Company kept its two seats on the Supervisory Board which is greater than 20% of Board representation, which is ultimately responsible for all decision-making. Summarized financial information of the associate, based on its IFRS financial information (adjusted for the Company’s basis in such investee) is set out below:

	At December 31,
	2012		2013
Current assets	Ps.	53,174,754	Ps.	93,826,748
Non current assets		331,732,880		400,042,101
Current liabilities		100,513,672		115,787,347
Non current liabilities		298,451,457		312,336,501

Equity		(14,057,495)		65,745,001
Non-controlling interest		875,375		952,465

Total equity	Ps.	(14,932,870)	Ps.	64,792,536

	2012(1)		2013
Revenue	Ps.	106,086,293	Ps.	143,714,146
Operative expenses and other cost		104,714,118		144,547,525
Net income (loss)		1,372,175		(833,379)
Net income (loss) attributable to the shareholders		1,372,175		(833,379)
Other comprehensive income (loss) items		(1,207,623)		2,798,965
Net comprehensive income for the year		164,552		1,965,586
Net comprehensive income (loss) attributable to the shareholders		301,906		(966,915)

(1)	AMX acquired its equity interest in KPN during the second quarter of 2012, and the equity method results for 2012 were not material to its financial statements. This summarized financial information represents amounts for the entire year ended December 31, 2012.

Below is a reconciliation of the equity attributable to the KPN’s shareholders in the table above with the equity method investment as of December 31, 2012 and 2013:

	2012		2013
Equity attributable to the KPN’s shareholders	Ps.	(14,932,871)	Ps.	64,792,536
AMX share at December 31,		29.7%		27.39%

		(4,435,063)		17,746,675
Goodwill		59,442,533		51,485,622

Total investment in KPN	Ps.	55,007,470	Ps.	69,232,297

As discussed in Note 2 b) ii), the Company’s policy is to evaluate at each reporting date whether there is any objective evidence that an investment in an associate is impaired. If there is a potential impairment, the Company calculates the amount of impairment loss as the difference between the recoverable amount of the associate and its carrying value, and recognizes the impairment loss in its share of profit or loss of the associate in the consolidated statement of comprehensive income.

The Company owned 422,559,000 and 1,169,797,301 shares of KPN, with a carrying value of Ps.55,007,474 and Ps 69,232,297 as of December 31, 2012 and 2013, respectively. KPN’s shares are traded on the Amsterdam Stock Exchange, and the closing price for such shares was €3.53 and €2.34 per share at December 31, 2012 and 2013, respectively, equating to a Level 1 fair value of the Company’s investment in KPN of Ps.22,600,000 and Ps.49,255,640 at December 31, 2012 and 2013 exchange rates. As of December 31, 2012 and 2013, the carrying value of the investment in KPN was Ps.28,000,000 and Ps.19,976,657, respectively, in excess of its Level 1 fair value. The Level 1 fair value of KPN was Ps.17,048,815 as of April 25, 2014. Under IAS 39, either a significant or a prolonged decline of the Level 1 fair value of an equity security below its carrying value is objective evidence of impairment. Impairment is then recognized as the difference between the carrying value of the equity investment and the greater of its Level 1 fair value and the underlying equity investment’s value in use.

The Company has performed a value-in-use computation for its equity method investment in KPN as of December 31, 2013. The value-in-use computation was based in-part on KPN’s actual financial results for 2013 and financial projections for the years 2014 to 2016. Beyond the three-year period of the KPN projections, free-cash flow was projected by the Company at 0.5% real growth rate to perpetuity (2.5% nominal, including projected inflation). The Company applied a discount rate of 7.2% (nominal) (5.8% in 2012) to the projected free cash flows of KPN, which is the estimated weighted average cost of capital. Based on the computation performed, a value in use of the Company’s 27.70% (29.7% in 2012) ownership interest of Ps.139.3 billion (Ps 55.9 billion in 2012) was estimated as of December 31, 2013, thus no impairment charge was required in the Company’s 2013 consolidated financial statements.

iii) Telekom Austria AG (“Telekom Austria”)

On June 15, 2012, the Company agreed to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”) from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, the Company acquired 5% of the outstanding shares of Telekom Austria, and the right to acquire additional shares. On September 25, 2012, the Company exercised this right and acquired approximately 16% of the outstanding shares of Telekom Austria, after receiving the required regulatory approvals. As of September 30, 2012, the Company held 22.76% of the outstanding shares of Telekom Austria. The total aggregate costs of the Company’s investment in Telekom Austria is approximately €954 million (Ps.15,977,000). Telekom Austria provides telecommunications services in Austria, Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia.

América Móvil’s interest in Telekom Austria is accounted for using the equity method in the consolidated financial statements. Summarized financial information of the associated company, based on its IFRS financial information (adjusted for the Company’s basis in such investee) is set out below:

	At December 31,
	2012		2013
Current assets	Ps.	30,174,699	Ps.	31,323,505
Non-current assets		115,560,400		122,590,497
Current liabilities		51,286,689		51,975,813
Non-current liabilities		71,025,542		76,916,008

Equity attributable to the Telecom Austria’s shareholders	Ps.	23,422,868	Ps.	25,022,181

	2012(1)		2013
Revenues	Ps.	18,719,828	Ps.	73,368,514
Operating expenses		15,747,734		71,935,798
Net income		1,668,864		1,431,020
Net income attributable to the shareholders		1,668,864		1,431,020
Other comprehensive loss items		(6,709)		(118,744)
Net comprehensive income for the year		1,662,155		1,312,276
Net comprehensive income attributable to the shareholders		1,660,477		932,295

(1)	AMX acquired its equity interest in Telekom Austria during the second quarter of 2012, and the equity method results for 2012 were not material to its financial statements. This summarized financial information represents amounts for the fourth quarter ended December 31, 2012.

Below is a reconciliation of the Equity attributable to the Telecom Austria’s shareholders in the table above with the equity method investment as of December 31, 2012 and 2013:

	2012	2013
Equity attributable to the Telecom Austria’s shareholders	Ps.23,422,867	Ps.25,022,180
AMX share	22.79%	22.79%

	5,338,071	5,702,555
Goodwill	11,414,653	11,947,420

Total investment in Telekom Austria	Ps.16,752,724	Ps.17,649,975

The Company owned 104,875,874 shares of Telekom Austria, with a carrying value of Ps.16,752,724 and Ps.17,649,976 as of December 31, 2012 and 2013, respectively, which equates to a carrying value of Ps.159.4 per share and Ps.98.91 respectively. Telekom Austria shares are traded on the Vienna Stock Exchange; however, the Company purchased its investment in Telekom Austria through a private transaction enabling the Company to obtain the size of the holdings it desired. The Company purchased 21,977,284 shares in June 2012 at Ps.147.07 per share, which is the same as the trading price per share on the day of that transaction. The Company then purchased its remaining shares in September 2012 at Ps.160.63 per share, in comparison to a trading price of Ps.125.28 per share on the day of closing. The Level 1 fair value of the Company’s investment in Telekom Austria was Ps.10.3 and Ps.10.4 billion as of December 31, 2012 and 2013, respectively, which is Ps.6.4 billion and Ps.7.3 billion less than its carrying value.

The Company has performed a value-in-use computation for its equity method investment in Telekom Austria as of December 31, 2013 and 2012. The value-in-use computation was based in-part on Telekom Austria’s actual financial results for 2013 and financial projections for the years 2014 to 2016. Beyond the three-year period of the Telekom Austria projections, free-cash flow was projected by the Company at 1.0% real growth rate to perpetuity. The Company applied a discount rate of 6.9% (nominal) to the projected free cash flows of Telekom Austria, which is the estimated weighted average cost of capital. Based on the computation performed, a value in use of the Company’s 22.33% ownership interest of Ps.20.0 billion was estimated as of December 31, 2013, respectively, thus no impairment charge was required in the Company’s 2013 consolidated financial statements. In addition see Note 23 for subsequent events after December 31, 2013.

Other acquisitions 2012

iv) DLA, Inc. (“DLA”)

On January 6, 2012, América Móvil entered into an agreement with Claxson Interactive Group, Inc., and acquired as of such date 100% of the shares representing the capital stock of DLA, Inc. (“DLA”). The amount paid was Ps.615,927 (US$50,000). DLA is a corporation involved in the development, integration and delivery of entertainment products made for digital distribution in Latin America.

v) Simple Mobile, Inc.

On June 19, 2012, our subsidiary Tracfone Wireless Inc. acquired 100% of the operations of Simple Mobile Inc. for approximately US$118,000 (Ps.1,651,700). Simple Mobile, Inc. is a mobile virtual network operator (“MVNO”) in the United States, with more than 2.5 million customer activations.

vi) In September 2012, the Company acquired an equity interest in other Mexican entities for an amount of Ps.379,564.

Acquisitions 2013

i) Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”)

On April 30, 2013 América Móvil, entered into an agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”) to acquire 100% shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”) for an amount of Ps.1,668,000 (US$131,300). CMI holds the media and advertising business within the commercial segment at CIE. The goodwill is Ps.1,200,061.

ii) Shazam Entertainment Limited (Shazam)

In July 8, 2013, América Móvil acquired 10.8% of shares representing the capital stock of Shazam Entertainment Limited (“Shazam”), and entered into a strategic for a business development in the Americas. The amount paid was Ps.527,536.

c) Consolidated subsidiaries with non-controlling interests

Financial information of subsidiaries that have material non-controlling interest are Telint and Telmex. A summary of the consolidated financial statements at December 31, 2011, 2012 and 2013 is as follows:

Telmex Internacional, S.A. de C.V. and subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31
	2012		2013
Assets
Current assets	Ps.	34,610,979	Ps.	36,069,032
Non-current assets		185,466,009		192,026,144

Total assets	Ps.	220,076,988	Ps.	228,095,176

Liabilities and equity
Current liabilities	Ps.	42,324,984	Ps.	64,350,774
Long-term liabilities		52,146,418		52,009,944

Total liabilities		94,471,402		116,360,718
Equity attributable to equity holders of the parent		92,459,880		83,055,435
Non-controlling interest		33,145,706		28,679,023

Total equity		125,605,586		111,734,458

Total liabilities and equity	Ps.	220,076,988	Ps.	228,095,176

Condensed Consolidated Statements of Comprehensive Income

	December 31
	2011		2012		2013
Operating revenues	Ps.	99,527,840	Ps.	137,890,557	Ps.	134,468,355
Operating costs and expenses		93,642,653		125,850,174		124,931,875

Operating income		5,885,187		12,040,383		9,536,480

Net income		3,678,390		2,645,378		1,228,339

Comprehensive income (loss)	Ps.	4,038,778	Ps.	(10,643,451)	Ps.	(12,130,741)

Net income attributable to:
Equity holders of the parent	Ps.	3,445,685	Ps.	2,551,586	Ps.	320,704
Non-controlling interest		232,705		93,792		907,635

	Ps.	3,678,390	Ps.	2,645,378	Ps.	1,228,339

Comprehensive income (loss) attributable to:
Equity holders of the parent	Ps.	3,805,975	Ps.	(8,762,527)	Ps.	(8,926,543)
Non-controlling interest		232,803	Ps.	(1,880,924)		(3,204,198)

	Ps.	4,038,778	Ps.	(10,643,451)	Ps.	(12,130,741)

Teléfonos de México, S.A.B. de C.V. and subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31
	2012		2013
Assets
Current assets	Ps.	39,890,257	Ps.	40,008,522
Non-current assets		110,844,992		76,269,460

Total assets	Ps.	150,735,249	Ps.	116,277,982

Liabilities and equity (deficit)
Current liabilities	Ps.	42,372,956	Ps.	31,275,189
Long-term liabilities		109,565,241		78,747,388

Total liabilities		151,938,197		110,022,577
Equity holders of the parent		(1,527,583)		5,883,014
Non-controlling interest		324,635		372,391

Total equity (deficit)		(1,202,948)		6,255,405

Total liabilities and equity (deficit)	Ps.	150,735,249	Ps.	116,277,982

Condensed Consolidated Statements of Comprehensive Income

	December 31
	2011		2012		2013
Operating revenues	Ps.	112,066,058	Ps.	106,243,636	Ps.	105,593,250
Operating costs and expenses		85,085,441		88,277,034		88,807,950

Operating income		26,980,617		17,966,602		16,785,300

Net income		12,867,326		10,752,125		7,692,975

Comprehensive (loss) income	Ps.	(1,302,119)	Ps.	13,923,611	Ps.	917,884

Net income attributable to:
Equity holders of the parent	Ps.	12,846,433	Ps.	10,760,827	Ps.	7,719,097
Non-controlling interest		20,893		(8,702)		(26,122)

	Ps.	12,867,326	Ps.	10,752,125	Ps.	7,692,975

Comprehensive (loss) income attributable to:
Equity holders of the parent	Ps.	(1,326,924)	Ps.	13,933,138	Ps.	941,046
Non-controlling interest		24,805		(9,527)		(23,162)

	Ps.	(1,302,119)	Ps.	13,923,611	Ps.	917,884

11. Derivative Financial Instruments

To mitigate the risk of future increases in interest rates for the servicing of its debt, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the related loans. No collateral is given as security in connection with these transactions. The weighted-average interest rate of the total debt is 3.5%.

An analysis of the derivative financial instruments contracted by the Company at December 31, 2012 and 2013 is as follows:

	At December 31,
	2012				2013
Instrument	Notional amount in millions		Fair value in millions		Notional amount in millions		Fair value in millions
Swaps US Dollar—Mexican peso	US$	1,050	Ps.	307	US$	6,002	Ps.	7,558
Swaps Euro—Mexican peso		€263		63		€720		1,809
Swaps Euro—US Dollar		€950		79		€945		391
Swaps CHF—US Dollar					CHF	230		81
Swaps CNY—US Dollar					CNY	1,000		185
Forwards Sterling pound—US Dollar		£650		2,331
Forwards US Dollar—Mexican peso					US$	5,375		362
Forwards Euro-US Dollar						€200		83

Total Assets			Ps.	2,780			Ps.	10,469

	At December 31,
	2012				2013
Instrument	Notional amount in millions		Fair value in millions		Notional amount in millions		Fair value in millions
Interest rate swaps in Mexican peso	Ps.	23,640	Ps.	(2,495)	Ps.	23,640	Ps.	(2,220)
Forwards Reales-US Dollar		R 39		(26)
Forwards US Dollar-Mexican peso	US$	10,538		(1,827)
Swaps Euro-US Dollar
Swaps Yen-US Dollar		¥12,000		(252)		¥12,000		(567)
Swaps CHF-Euro	CHF	270		(76)	CHF	270		(159)
Swaps CHF-US Dollar	CHF	230		(4)
Swaps Sterling pound-Euro						£2,720		(2,420)
Swaps Yen-US Dollar		¥1,000		(10)
Swaps GBP-Euro		£1,220		(335)

Total liability			Ps.	(5,025)			Ps.	(5,366)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2011, 2012 and 2013 amounted to a gain (loss) of Ps.10,889,940, Ps.(5,346,179) and Ps.5,921,504, respectively, and such amounts are included in the statement of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

12. Employee Benefits

a) An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2012		2013
Liability:
Mexico	Ps.	42,568,937	Ps.	49,270,144
Puerto Rico		18,830,835		13,448,765
Brazil		4,966,351		3,796,998
Ecuador		73,216		91,967

Total	Ps.	66,439,339	Ps.	66,607,874

Net period cost (benefit):

	For the years ended December 31,
	2011		2012		2013
Mexico	Ps.	7,903,215	Ps.	8,656,797	Ps.	7,602,818
Puerto Rico		(1,209,680)		1,097,942		(713,271)
Brazil		(94,072)		384,331		384,642
Ecuador		12,095		2,602		18,650

Total	Ps.	6,611,558	Ps.	10,141,672	Ps.	7,292,839

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

b) Puerto Rico

Pension plan

There is a pension investment fund committee whose responsibility is to verify that the funds are invested in the appropriate instruments as approved by the committee. No employee has either the authority to invest nor change the use of funds without approval of the committee.

The following tables show the net benefit cost and liabilities for labor obligations related to the funds and costs associated with these pension and post-retirement plans at December 31, 2012 and 2013:

	At December 31,
	2012				2013
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation:
Projected benefit obligation at beginning of year	Ps.	24,482,597	Ps.	9,633,990	Ps.	23,861,498	Ps.	8,958,942
Current service cost		196,551		84,986		190,067		77,513
Interest cost on projected benefit obligation		989,029		374,837		917,047		334,038
Actuarial gain (loss)		1,368,663		516,233		(1,874,057)		(1,657,720)
Other amendments to plans		(41,778)		124,178				153,355
Payments from trust fund								(1,755,273)
Benefits paid		(1,418,080)		(457,160)		(1,574,400)		(494,681)
Effect of translation		(1,715,484)		(1,318,122)		121,783		45,724

Projected benefit obligation at end of year	Ps.	23,861,498	Ps.	8,958,942	Ps.	21,641,938	Ps.	5,661,898

	2012				2013
	Pensions and sum of benefits		Pensions and sum of benefits		Pensions and sum of benefits		Post-retirement benefits
Changes in plan assets:
Established fund at beginning of year	Ps.	13,925,231			Ps.	13,989,605
Expected return on plan assets		578,265				547,276
Actuarial gain (loss) on plan assets in OCI		622,294				(479,371)
Employee contributions		1,320,525	Ps.	457,160		1,371,174	Ps.	494,681
Benefits paid		(1,408,394)		(457,160)		(1,574,400)		(494,681)
Actuarial loss		(72,583)				(70,613)
Effect of translation		(975,733)				71,400
Established fund at end of year		13,989,605				13,855,071

Plan asset shortfall	Ps.	9,871,893	Ps.	8,958,942	Ps.	7,786,867	Ps.	5,661,898

The actual return on plan assets for the years ended December 31, 2012 and December 31, 2013 amounted to Ps.1,200,559 and Ps.67,905, corresponding to the expected return and the actuarial variation, respectively.

	December 31,
	2012				2013
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(4,048,934)	Ps.	(1,912,387)	Ps.	(4,511,596)	Ps.	(2,294,620)
Actuarial gain on expected return on plan assets		622,294				(479,371)
Actuarial loss for changes in demographic assumptions						(106,293)		(22,348)
Actuarial gain for changes in financial assumptions						2,065,437		533,867
Actuarial (loss) gain for changes in assumptions		(1,368,663)		(516,233)		(85,087)		1,146,201
Effect of translation		283,707		134,000		(23,026)		(11,712)

Balance at the end of the year	Ps.	(4,511,596)	Ps.	(2,294,620)	Ps.	(3,139,936)	Ps.	(648,612)

Below is a quantitative sensitivity analysis of the effect on comprehensive income of the main assumptions as of December 31, 2013, as follows:

	Pensions and sum of benefits		Post-retirement benefits
Discount rate – 100 basis points	Ps.	2,472,034	Ps.	787,013
Discount rate + 100 basis points	Ps.	(2,082,791)	Ps.	(640,789)

* Discount	rate as of December 31, 2013 4.80% and 4.95%

	Post-retirement benefits
Applicable rates to health services – 100 basis points	Ps.	(468,675)
Initial assumption		4.80%
Final assumption		3.50%

Applicable rates to health services + 100 basis points	Ps.	570,618
Initial assumption		6.80%
Final assumption		5.50%

Net period cost

An analysis of the net period cost for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011				2012				2013
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Current service cost	Ps.	257,771	Ps.	85,207	Ps.	196,551	Ps.	84,986	Ps.	190,067	Ps.	77,513
Interest cost on projected benefit obligation		1,105,399		464,629		989,029		374,837		917,047		334,038
Actual return on plan assets		(760,904)				(578,265)				(547,276)
Past service costs and other		(66,912)		(2,294,870)		30,804				70,613		(1,755,273)

	Ps.	535,354	Ps.	(1,745,034)	Ps.	638,119	Ps.	459,823	Ps.	630,451	Ps.	(1,343,722)

Actuarial assumptions

The average rates used in determining the net period cost for 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Financial:
Discount rate and long-term rate return	5.30%	4.50%	3.95%
Rate of future salary increases	4.00%	4.00%	4.00%

Biometric:
Mortality: 2014 Table PPA for cases Plan B “Salaried”, “Hourly” and “Lump Sum” was used.

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical and other services are as follows:

	2012	2013
Percentage of increase in health care costs for the coming year	6.50%	5.90%
Cost percentage due to death	4.50%	4.50%
Year to which this level will be maintained	2021	2027

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	2011	2012	2013
Percentage of increase in health care costs for the following year	6.70%	5.90%	5.80%
Cost percentage due to death	4.50%	4.50%	4.50%
Year to which this level will be maintained	2021	2027	2027

Plan assets

The percentages invested in plan assets are as follows:

	December 31,
	2012	2013
Equity instruments	18%	30%
Debt instruments	70%	68%
Cash and cash equivalents	12%	2%

	100.00%	100.00%

c) Brazil (Embratel)

Embratel has a defined benefit pension plan (“DBP”) and a defined contribution plan (“DCP”) that covers virtually all of its employees, as well as a medical assistance plan (“MAP”) granted to participants in the DBP. The liabilities recognized at December 31, 2012 and 2013 under such plans are as follows:

	At December 31,
	2012		2013
DBP and MAP	Ps.	4,693,469	Ps.	3,583,228
DCP		272,882		213,770

Total liabilities, net	Ps.	4,966,351	Ps.	3,796,998

Pension plan

An analysis of obligations under the DBP and MAP at December 31, 2012 and 2013, as well as the changes in such plans during the years ended December 31, 2012 and 2013, is as follows:

	At December 31,
	2012		2013
Projected benefit obligation at beginning of year	Ps.	14,998,684	Ps.	16,830,965
Current service cost		(70)		(89)
Interest cost on projected benefit obligation		1,367,191		1,307,437
Actuarial loss (gain)		3,795,632		(3,053,755)
Employee contributions		267		173
Payments from trust fund		(1,135,167)		(1,069,860)
Effect of translation		(2,195,572)		(2,074,038)

Projected benefit obligation at end of year	Ps.	16,830,965	Ps.	11,940,833

Changes in plan assets:
Established fund at beginning of year	Ps.	16,827,353	Ps.	15,384,266
Expected return on plan assets		1,549,809		1,181,149
Actuarial gain on plan assets in other comprehensive income		413,465		970,432
Employee contributions		192,067		202,027
Payments from trust fund		(1,135,167)		(1,069,860)
Effect of translation		(2,463,261)		(1,895,764)

Fair value of fund at end of year	Ps.	15,384,266	Ps.	14,772,250

Plan asset surplus (short-fall)	Ps.	1,446,699	Ps.	(2,831,417)
Effect of asset celling		3,246,770		6,414,645

Net liabilities	Ps.	4,693,469	Ps.	3,583,228

The actual return on plan assets for the years ended December 31, 2012 and December 31, 2013 amounted to Ps.1,963,274 and Ps.2,151,581 corresponding to the expected return and the actuarial variation respectively.

	2012		2013
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(5,261,578)	Ps.	(5,423,234)
Changes in the asset ceiling during the period		2,450,298		(3,311,757)
Actuarial gain on expected return on plan assets		413,465		970,432
Actuarial loss for changes in experience		(580,103)		(131,636)
Actuarial (loss) gain for changes in financial assumptions		(3,215,529)		3,185,391
Effect of translation		770,213		668,291

Balance at the end of the year	Ps.	(5,423,234)	Ps.	(4,042,513)

Below is a quantitative sensitivity analysis of the main hypothesis as of December 31, 2013, and its impact on the PBD and PAM:

PBD and PAM obligation at present value:
Discount rate + 100 basis points	Ps.	10,996,779
Discount rate - 100 basis points		13,031,879
Mortality Rate considering that members were a year younger	Ps.	12,238,833
Inflation rate for health services +100 basis points	Ps.	12,338,294
Inflation rate for health services - 100 basis points		11,600,293

Net period cost (benefit)

An analysis of the net period cost (benefit) for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the years ended December 31,
	2011		2012		2013
Current service cost	Ps.	82	Ps.	(70)	Ps.	(89)
Interest cost on projected benefit obligation		1,540,995		1,367,191		1,307,437
Expected return on plan assets		(1,637,976)		(1,549,809)		(1,181,149)
Asset ceiling interest		—		568,732		256,210

	Ps.	(96,899)	Ps.	386,044	Ps.	382,409

Actuarial assumptions

The average rates used in determining the net period cost for 2012 and 2013 were as follows:

	2011	2012	2013
Financial:
Rate of future salary increases	4.50%	5.00%	4.75%
Discount rate and long-term assets return rate	11.09%	9.00%	11.53%

Biometric
Mortality:	2000 Basic AT Table (1996 U.S. Annuity 2000 Basic) for gender.
Disability for assets:	UP 84 modified table for gender
Disability retirement:	58 CSO table
Rotation:	Probability of leaving the Company other than death, disability and retirement is zero retirement is zero

Plan assets

As of December 31, 2012 and 2013, the percentages invested in plan assets are as follows:

	At December 31,
	2012	2013
Debt instruments	80.51%	80.64%
Equity instruments	15.56%	12.71%
Other investments	3.93%	6.65%

	100.00%	100.00%

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

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2013, the balance of the DCP liability was Ps.213,770 (Ps.272,882, at December 31, 2012).

As of December 31, 2013, 2012 and 2011, the cost of labor were Ps.2,233, Ps.(1,713) and Ps.2,827, respectively.

d) Mexico (Teléfonos de México)

Pensions and seniority premiums

Telmex has an employee pension and seniority premium plan that covers most of its employees. Pensions and seniority premiums are determined based on the salary of employees in their final year of service, the number of years worked at Telmex and their age at retirement.

Telmex has established an irrevocable trust fund and makes annual contributions to that fund, which are considered deductible for purposes of income tax and employee profit sharing. The most important information related to labor obligations is as follows:

	At December 31,
	2012		2013
Projected defined benefit obligation:
Projected defined benefit obligation at beginning of year	Ps.	234,225,230	Ps.	239,189,216
Current service cost		5,050,926		4,538,825
Interest cost on projected benefit obligation		20,497,290		20,978,048
Actuarial (gain) loss		(6,252,256)		2,967,200
Payments to employees		(11,419,974)		(11,034,105)
Payments from trust fund		(2,912,000)		(5,695,000)

Defined benefit obligation at end of year	Ps.	239,189,216	Ps.	250,944,184

	At December 31,
	2012		2013
Changes in plan assets:
Established fund at beginning of year	Ps.	184,546,619	Ps.	196,734,883
Expected return on plan assets		16,978,289		18,099,609
Actuarial loss on plan assets in OCI		(1,878,025)		(7,373,642)
Payments from trust fund		(2,912,000)		(5,695,000)

Established fund at end of year	Ps.	196,734,883	Ps.	201,765,850

Liability	Ps.	42,454,333	Ps.	49,270,144

The actual return on plan assets for the years ended December 31, 2012 and December 31, 2013 amounted to Ps.15,100,264 and Ps.10,725,967, corresponding to the expected return and the actuarial variation, respectively.

	2012		2013
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(69,596,308)	Ps.	(65,222,077)
Actuarial gain on expected return on plan assets		(1,878,025)		(7,373,642)
Actuarial effect of changes in assumptions		6,252,256		(2,967,200)

Balance at the end of the year	Ps.	(65,222,077)	Ps.	(75,562,919)

In 2012, the net actuarial gain of Ps.4,374,231 is mainly comprised of an actuarial loss of Ps.1,878,025 due to the low performance of the plan assets, to the reduction in the value of the shares of the companies where the funds are managed, and in the value of the fixed yield instruments due to variances in the reference rates, and an actuarial gain of Ps.6,252,256 due to the fact that the number of retired employees differed from the estimated number at the beginning of the year, and salary increases and the pensions of retired personnel were higher than those estimated at the beginning of the year.

In 2013, the net actuarial loss of Ps.10,340,842 is mainly comprised of an actuarial loss of Ps.7,373,642 due to the low performance of the plan assets, to the reduction in the value of the shares of the companies where the funds are managed, and in the value of the fixed yield instruments due to variances in the reference rates, and an actuarial loss of Ps.2,967,200 due to the fact that the number of retired employees differed from the estimated number at the beginning of the year, and due to the fact that the salary increases and pensions of retired personnel were higher than those estimated at the beginning of the year.

Net period cost	For the years ended
	2011		2012		2013
Current service cost	Ps.	5,036,684	Ps.	5,050,926	Ps.	4,538,825
Interest cost on projected benefit obligation		19,418,689		20,497,290		20,978,048
Expected return on plan assets		(16,610,124)		(16,978,289)		(18,099,609)

Net period cost	Ps.	7,845,249	Ps.	8,569,927	Ps.	7,417,264

The nominal rates used in the actuarial studies at both December 31, 2012 and 2013 were as follows:

Nominal rates
Financial:
Discount of labor obligations:
Long-term average and long-term assets return	9.2
Salary increase:
Long-term average	4.5

	Post-retirement mortality for pensioners more than 65 years old
	2012	2013
Pension plan:
Men	1.94%	1.94%
Women	1.94%	1.94%

Below is a quantitative sensitivity analysis of the main hypothesis as of December 31, 2013, and its impact in the net defined benefit obligations:

	Increase
Discount rate less 100 basis points	Ps.	278,723,223
Discount rate plus 100 basis points		227,452,596

Plan assets

The percentages invested in plan assets at December 31, 2012 and 2013 are as follows:

	2012	2013
Debt instruments	48.5%	46.9%
Equity instruments	51.5%	53.1%

	100.0%	100.0%

As of December 31, 2013, the fair value of Telmex’s debt securities held by the plan assets was Ps.611,672 (Ps.886,907 at December 31, 2012). Also, the plan assets of Telmex include 30.7% and 30.4% of securities of the Company and other related parties at December 31, 2013 and 2012, respectively. The purchases and sales of these securities made by the plan were at market value.

e) In the case of Mexico (Telcel) and Ecuador, the net period cost of other benefits for the years ended December 31, 2011, 2012 and 2013 was Ps.57,966, Ps.86,870 and Ps.185,554, respectively, for Mexico, and Ps.12,095, Ps.2,602 and Ps.18,650 respectively, for Ecuador. The balance of employee benefits at December 31, 2012 and 2013 was Ps.114,604 and Ps.91,810, respectively, for Mexico and Ps.73,216 and Ps.91,967, respectively, for Ecuador.

f) For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies, which are recognized in results of operations as they are incurred.

13. Accounts Payable, Accrued Liabilities and Asset Retirement Obligations

a) An analysis of the caption accounts payable is as follows:

	At December 31,
	2012		2013
Suppliers	Ps.	91,793,858	Ps.	98,763,285
Sundry creditors		37,195,243		42,396,889
Interest payable		6,001,435		7,203,911
Guarantee deposits from clients		2,031,944		2,666,481
Dividends payable		4,582,477		3,106,746

Total	Ps.	141,604,957	Ps.	154,137,312

b) An analysis of the activity in accrued liabilities at December 31, 2012 and 2013 is as follows:

	Balance at December 31, 2011		Effect of translation		Increase of the year		Applications				Balance at December 31, 2012
							Payments		Reversals
Direct employee benefits payable	Ps.	8,194,088	Ps.	(281,748)	Ps.	8,771,195	Ps.	(6,811,990)	Ps.	(67,231)	Ps.	9,804,314
Contingencies		22,575,679		(2,512,084)		5,227,068		(1,029,693)		(59,731)		24,201,239

	Ps.	30,769,767	Ps.	(2,793,832)	Ps.	13,998,263	Ps.	(7,841,683)	Ps.	(126,962)	Ps.	34,005,553

	Balance at December 31, 2012		Effect of translation		Increase of the year		Applications				Balance at December 31, 2013
							Payments		Reversals
Direct employee benefits payable	Ps.	9,804,314	Ps.	(674,149)	Ps.	14,047,874	Ps.	(11,787,453)	Ps.	(186,814)	Ps.	11,203,772
Contingencies		24,201,239		(2,902,833)		12,419,163		(7,907,863)		(54,556)		25,755,150

	Ps.	34,005,553	Ps.	(3,576,982)	Ps.	26,467,037	Ps.	(19,695,316)	Ps.	(241,370)	Ps.	36,958,922

Contingencies include tax, labor, regulatory and other legal type contingencies.

c) An analysis of the asset retirement obligation at December 31, 2012 and 2013 is as follows:

	Balance at December 31, 2011		Effect of Translation		Increase of the year		Applications				Balance at December 31, 2012
							Payments		Reversals
Asset retirement obligation	Ps.	6,387,229	Ps.	(537,848)	Ps.	1,428,729	Ps.	(92,921)	Ps.	(7,974)	Ps.	7,177,215

	Balance at December 31, 2012		Effect of translation		Increase of the year		Applications				Balance at December 31, 2013
							Payments		Reversals
Asset retirement obligation	Ps.	7,177,215	Ps.	(401,382)	Ps.	866,480	Ps.	(103,984)	Ps.	(21,869)	Ps.	7,516,460

The discount rates used for the asset retirement obligations are based on market rates that are expected to be undertaken by the dismantling or restoring of cell sites, and may include labor costs.

14. Other Financial Assets and Liabilities

Set out below is the categorization of financial instruments, other than cash and short-term deposits, held by América Móvil as at December 31, 2012 and 2013:

	December 31, 2012
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from Subscribers, distributors, and other, net	Ps.	94,103,872	Ps.	—	Ps.	—
Related parties		689,053		—		—
Derivative financial instruments		—		2,779,749		—

Total	Ps.	94,792,925	Ps.	2,779,749	Ps.	—

Financial Liabilities:
Debt	Ps.	417,670,088	Ps.	—	Ps.	—
Accounts payable and accrued liabilities		141,604,957		—		—
Related parties		2,523,027		—		—
Derivative financial instruments		—		4,816,589		208,458

Total	Ps.	561,798,072	Ps.	4,816,589	Ps.	208,458

	December 31, 2013
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from Subscribers, distributors, and other, net	Ps.	96,756,472	Ps.	—	Ps.	—
Related parties		1,346,392		—		—
Derivative financial instruments				10,469,316		—

Total	Ps.	98,102,864	Ps.	10,469,316	Ps.	—

Financial Liabilities:
Debt	Ps.	490,319,844	Ps.	—	Ps.	—
Accounts payable and accrued liabilities		154,137,312		—		—
Related parties		2,552,337		—		—
Derivative financial instruments		—		5,179,024		187,299

Total	Ps.	647,009,493	Ps.	5,179,024	Ps.	187,299

Fair value hierarchy

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at December 31, 2012 and 2013 is as follows:

	Measurement of fair value at December 31, 2012
	Level 1		Level 2		Level 3		Total
Assets:
Derivatives financial instruments	Ps.	—	Ps.	2,779,749	Ps.	—	Ps.	2,779,749
Pension plan assets		225,951,661		—		—		225,951,661

Total	Ps.	225,951,661	Ps.	2,779,749	Ps.	—	Ps.	228,731,410

Liabilities:
Debt	Ps.	326,614,401	Ps.	143,258,386	Ps.	—	Ps.	469,872,787
Derivatives financial instruments		—		5,025,047		—		5,025,047

Total	Ps.	326,614,401	Ps.	148,283,433	Ps.	—	Ps.	474,897,834

	Measurement of fair value at December 31, 2013
	Level 1		Level 2		Level 3		Total
Assets:
Derivatives financial instruments	Ps.	—	Ps.	10,469,316	Ps.	—	Ps.	10,469,316
Pension plan assets		230,393,171		—		—		230,393,171

Total	Ps.	230,393,171	Ps.	10,469,316	Ps.	—	Ps.	240,862,487

Liabilities:
Debt	Ps.	319,838,222	Ps.	200,011,820	Ps.	—	Ps.	519,850,042
Derivatives financial instruments		—		5,366,323		—		5,366,323

Total	Ps.	319,838,222	Ps.	205,378,143	Ps.	—	Ps.	525,216,365

Fair value of derivatives financial instruments are valued using valuation techniques with observable market inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of Level 2 debt has been determined using a model based on present value calculations incorporating the credit quality of AMX.

For the years ended December 31, 2012 and 2013, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

15. Deferred Revenues

An analysis of deferred revenues at December 31, 2011, 2012 and 2013 is as follows:

	At December 31,
	2011		2012		2013
At January 1,	Ps.	29,054,414	Ps.	29,424,475	Ps.	25,057,134
Revenue deferred during the year		305,334,487		192,873,749		151,159,144
Recognized as revenues		(306,309,173)		(192,437,676)		(147,434,552)
NET consolidation		—		(3,099,829)		—
Effect of translation		1,344,747		(1,703,585)		(660,092)

At December 31,	Ps.	29,424,475	Ps.	25,057,134	Ps.	28,121,634

Short-term	Ps.	26,248,679		23,956,939		27,016,340
Long-term		3,175,796		1,100,195		1,105,294

	Ps.	29,424,475	Ps.	25,057,134	Ps.	28,121,634

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the consolidated statements of comprehensive income when they are earned, including points programs.

16. Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2012
Currency	Loan	Rate	Maturity from 2013 to	Total
U.S. dollars
	ECA credits (fixed rate) (ii)	2.52%	2017	Ps.	1,244,992
	ECA credits (floating rate) (ii)	L + 0.35%, L + 0.50% and L + 0.75%	2018		4,967,924
	Fixed-rate notes (i)	2.375% - 8.57%	2042		196,424,526
	Lines of credit	6.5% and 9.26%	2019		1,555,488
	Financial Leases (Note 17)	3.75%	2015		333,972

	Subtotal U.S. dollars				204,526,902

Mexican pesos
	Fixed-rate notes (i)	4.10% - 9.00%	2037		56,613,388
	Floating rate notes (i)	Cetes + 0.55% & TIIE + 0.40% - 1.50%	2016		22,600,000

	Subtotal Mexican pesos				79,213,388

Euros
	Fixed rate notes (i)	3.0%, 3.75%, 4.125% and 4.75%	2022		64,365,843

	Subtotal Euros				64,365,843

Sterling pounds
	Fixed rate notes (i)	4.375% - 5.75%	2041		40,181,043

	Subtotal Sterling pounds				40,181,043
Swiss Francs	Fixed rate notes (i)	1.125% - 2.25%	2018		10,659,357

	Subtotal Swiss francs				10,659,357

Brazilian Reais
	Fixed-rate notes	4.50%	2018		1,920,311
	Floating rate notes (i)	IPCA + 0.50%%	2021		343,795

	Subtotal Brazilian reais				2,264,106

Colombian pesos
	Fixed-rate Senior Notes (i)	IPC + 6.80% & 7.59%	2016		4,561,772

	Subtotal Colombian pesos				4,561,772

Other currencies
	Fixed-rate Senior Notes (i)	1.23% - 3.96%	2039		11,409,628
	Financial Leases (Note 17)	4.35% - 8.97%	2027		246,188
	Lines of credit	19.00% and 19.45%	2014		241,861

	Subtotal other currencies				11,897,677

	Total debt			Ps.	417,670,088

	Less: Short-term debt and current portion of long-term debt				13,621,806

	Long-term debt			Ps.	404,048,282

At December 31, 2013
Currency	Loan	Rate	Maturity from 2014 to	Total
U.S. dollars
	ECA credits (fixed rate) (ii)	2.52%	2017	Ps.	973,269
	ECA credits (floating rate) (ii)	L + 0.35%, L + 0.50% and L + 0.75%	2018		3,602,208
	Fixed-rate notes (i)	2.375% - 8.57%	2042		197,427,022
	Floating rate notes (i)	L + 1.0%	2016		9,807,375
	Lines of credit	7.25% - 7.75%	2023		2,183,776
	Leases (note 17)	3.75%	2015		217,525

	Subtotal U.S. dollars				214,211,175

Mexican pesos
	Fixed-rate notes (i)	6.45% - 9.00%	2037		61,732,805
	Floating rate notes (i)	TIIE + 0.40% - 1.50%	2016		15,600,000

	Subtotal Mexican pesos				77,332,805

Euros
	Fixed rate notes (i)	3.0% - 6.375%%	2073		106,927,652

	Subtotal Euros				106,927,652

Sterling pounds
	Fixed rate notes (i)	4.375% - 6.375%	2073		59,539,593

	Subtotal sterling pounds				59,539,593

Swiss francs
	Fixed rate notes	1.125% - 2.25%	2018		15,377,226

	Subtotal swiss francs				15,377,226

Reais
	Lines of credit	3.0% - 4.50%	2018		2,842,941

	Subtotal Brazilian reais				2,842,941

Colombian pesos
	Fixed-rate senior notes (i)	7.59%	2016		3,053,941

	Subtotal Colombian pesos				3,053,941

Other currencies
	Bonds	1.23% - 3.96%	2039		10,493,312
	Leases (note 17)	5.05% - 8.97%	2027		473,117
	Lines of credit	19.00%	2014		68,082

	Subtotal other currencies				11,034,511

	Total debt				Ps. 490,319,844

	Less: Short-term debt and current portion of long-term debt
	Long-term debt				25,841,478

					Ps. 464,478,366

Legend:

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican Weighted Interbank Interest Rate

IPC = Consumer Price Index

Cetes = Mexican Treasury Certificates

ECA = Export Credit Agreement

IPCA = Brazil’s consumer price index.

Except for the fixed-rate senior notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2012 and 2013 was approximately 5.0% and 4.8%, respectively.

Such rate does not include commissions or the reimbursements for Mexican tax withholdings, typically a tax rate of 4.9%, that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2012 and 2013 is as follows:

	2012		2013
Local Bonds	Ps.	1,250,808	Ps.	—
Domestic Senior Notes (Certificados Bursatiles)		9,517,467		9,000,000
International Senior Notes				13,576,670
Lines of credit used		331,820		617,295
Other loans		151,807		—

Total	Ps.	11,251,902	Ps.	23,193,965

Weighted-average interest rate		6.5%		5.0%

An analysis of the Company’s long-term debt as of December 31, 2013 is as follows:

Year	Amount
2015	Ps.	39,123,307
2016		52,790,469
2017		32,293,410
2018		12,568,158
2019		32,716,667
2020 and thereafter		294,986,355

Total	Ps.	464,478,366

The outstanding Senior Notes at December 31, 2012 and 2013 are as follows:

Currency*	2012	2013
U.S. dollars	Ps. 196,424,526	Ps. 207,234,397
Mexican pesos	79,213,388	77,332,805
Euros	64,365,843	106,927,652
Sterling pounds	40,181,043	59,539,593
Swiss francs	10,659,357	15,377,226
Japanese yens	3,749,308	3,104,287
Chinese yuans	2,088,097	2,159,870
Colombian pesos	4,561,772	3,053,941
Chilean pesos	5,572,223	5,229,155
Reais	343,795

*	Thousands of Mexican pesos

During 2013, América Móvil issued 3 new notes for US$750,000 due 2016 with a coupon of Libor +100 basis points, another €750,000 due 2023 with a coupon of 3.2590%, and £300,000 due 2033 with a coupon of 4.9480%. Likewise, in March 2013 AMX reopened the program of peso-denominated notes to raise Ps.7,500,000. Since November 2012, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission (“CNBV”). We sold Ps.15,000,000 of notes under the program in November 2012. We intend to use the program to raise a total of Ps.100,000,000 over five years to increase the share of Mexican pesos in our overall funding.

Additionally, on September 6, 2013, América Móvil issued three hybrid notes due 2073 in three tranches. One is for €900,000 and carries a coupon of 5.125% and has a first call option on September 6, 2018, and two others for €550,000 and £550,000 pay a 6.375% coupon and have a first call option on September 6, 2023 and September 6, 2020, respectively.

It is important to mention that these notes are unsecured and deeply subordinated obligations and rank junior to all our existing and/or future unsubordinated and ordinary subordinated indebtedness and senior to all existing and future classes of shares that comprises our equity. The aforementioned notes are effectively subordinated to all existing and/or future liabilities of our subsidiaries.

(ii) Lines of credit granted or guaranteed by export credit agencies

The Company has medium- and long-term financing programs for the purchase of equipment, with certain institutions, to promote exports and provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at December 31, 2012 and 2013 is approximately Ps.6,212,915 and Ps.4,575,477, respectively.

The Company has a line of credit with Banco Inbursa, S.A. (related party) as explained in Note 18d.

(iii) Domestic Senior Notes (Certificados Bursatiles)

At December 31, 2012 and 2013, debt under domestic notes aggregates to Ps.46,841,688 and Ps.37,461,105, respectively. Some bear interest at fixed rates, and others at variable rates based on TIIE (a Mexican interbank rate).

(iv) Lines of Credit

At December 31, 2012 and 2013, debt under Lines of Credit aggregates to Ps.3,717,659 and Ps.5,094,799, respectively.

In May 2011, the Company entered into two revolving syndicated facilities – one for U.S.$2,000,000 and one for the Euro equivalent of €2,000,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR.

Early payment of debt

In 2012 and 2013, the Company made advance payments against its debt with third parties of approximately Ps.23,000,000 and Ps.19,000,000, respectively.

Restrictions (TELMEX)

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2013, the Company was in compliance with all these requirements.

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

General

In conformity with its credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit, in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the applicable credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

As of December 31, 2012 and 2013, the Company complied with all the conditions established in our debt agreements.

At December 31, 2013, approximately 49% of América Móvil’s total outstanding consolidated debt is guaranteed by Telcel.

b) For the years ended December 31, 2011, 2012 and 2013, the interest income is as follows:

	2011		2012		2013
Investment interest	Ps.	6,111,798	Ps.	3,859,086	Ps.	2,925,834
Derivative financial instruments		742,102		1,917,514		3,319,489

	Ps.	6,853,900	Ps.	5,776,600	Ps.	6,245,323

c) For the years ended December 31, 2011, 2012 and 2013, the interest expense is as follows:

	2011		2012		2013
Interest related to debt	Ps.	(19,429,275)	Ps.	(22,267,771)	Ps.	(23,950,653)
Derivative financial instruments		(1,362,331)		(2,646,825)		(6,399,041)

	Ps.	(20,791,606)	Ps.	(24,914,596)	Ps.	(30,349,694)

d) For the years ended December 31, 2011, 2012 and 2013, Valuation of derivatives and other financial items was as follows:

	2011		2012		2013
Gain (loss) in valuation of derivatives	Ps.	10,889,940	Ps.	(5,346,179)	Ps.	5,921,504
Capitalized interest expense		3,845,609		3,152,811		3,002,576
Commissions		(1,924,477)		(1,931,790)		(1,839,467)
Interest cost of labor obligations (Note 12)		(3,430,519)		(3,930,342)		(3,971,100)
Interest expense on taxes		(2,750,769)		(1,386,410)		(4,228,155)
Loss on partial sale of investment in associated company		—		(795,028)		(896,956)
Other financial cost		(1,882,518)		(2,298,770)		(3,200,385)

	Ps.	4,747,266	Ps.	(12,535,708)	Ps.	(5,211,983)

17. Commitments and Contingencies

a) Leases

At December 31, 2012 and 2013, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

At December 31, 2013, the Company has the following non-cancelable commitments under finance leases:

Year ended December 31	2012		2013
2013	Ps.	221,580	Ps.	—
2014		154,516		278,957
2015		127,019		246,821
2016		32,557		140,425
2017		32,557		30,552
2018		95,680		30,552
2019 and thereafter				59,814

Total		663,909		787,121
Less: amounts representing finance charges		(83,749)		(96,479)

Present value of net minimum lease payments		580,160		690,642
Less current portion		205,873		246,598

Long-term obligations	Ps.	374,287	Ps.	444,044

An analysis of non-cancellable operating leases in the next five years is as follows:

Year ended December 31,
2014	Ps.	10,494,670
2015		7,411,872
2016		5,400,645
2017		5,072,854
2018		4,773,648
2019 and thereafter		17,212,837

Total	Ps.	50,366,526

Rent expense for the years ended December 31, 2011, 2012 and 2013 was Ps.11,658,034, Ps.14,800,464 and Ps.16,023,781, respectively.

b) Commitments

At December 31, 2013, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their GSM, 3G and 4G networks for an amount up to approximately US$1,158,000 (approximately Ps.15,146,947). The estimated completion period for these projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

These commitments will be paid as follows:

Less than 1 year	Ps.	13,692,840
1 to 3 years		1,454,107

Total	Ps.	15,146,947

As of December 31, 2013, the Company has outstanding purchase commitments with telephone manufacturers for cellular phones for resale for approximately Ps.3,592.1 million (US$274.7 million), for delivery through May 2014.

In addition, the Company’s subsidiary Tracfone has entered into long-term contracts with wireless carriers for the purchase of airtime minutes at current market prices. The purchase commitments are with four carriers, and at December 31, 2013, are as follows:

Less than 1 year	Ps.	37,381,594
1 to 3 years		42,743,496

Total	Ps.	80,125,090

c) Contingencies

Mexico

Telcel

COFECO—Monopolistic practices investigations

Radiomovil Dipsa, S.A. de C.V. (“Telcel”), is the target of two investigations into alleged monopolistic practices originally commenced by the Federal Antitrust Commission (Comisión Federal de Competencia, or “COFECO”). One concerns alleged actions by Telcel and certain of its distributors in relation to the purchase and sale of cellular phones from and to third parties. COFECO determined that Telcel engaged in anti-competitive behavior, and the agency imposed fines totaling Ps.3.3 million and ordered that Telcel cease the alleged monopolistic practices immediately. Telcel has challenged COFECO’s findings and fines in the courts. No final ruling has been issued. The Company has not established a provision in the accompanying financial statements for loss arising from these contingencies.

The second investigation concerns alleged monopolistic practices in the mobile termination (interconnection) market. In April 2011, COFECO imposed a fine of Ps.11,989 million against Telcel for alleged monopolistic practices that according to COFECO also constituted a repeat offense. In May 2011, Telcel challenged the fine through an administrative appeal (recurso de reconsideración), before COFECO and proposed a series of undertakings to COFECO related to the alleged monopolistic practices. In May 2012, COFECO revoked the fine. As a condition to the revocation of the fine, Telcel agreed to comply with the undertakings that it proposed to COFECO. As a result of a constitutional amendment enacted in 2013, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”), is responsible for monitoring Telcel’s compliance with respect to such undertakings. Six mobile operators challenged the revocation of the fine through an appeal for relief (juicio de amparo), and four of such proceedings have now been resolved on terms favorable to Telcel.

As part of the undertakings agreed upon with COFECO, Telcel issued terms of reference governing interconnection with its network, including mobile termination rates for the period from 2011 to 2014. Such terms are available for all operators terminating calls in Telcel’s network. As a result of changes to the legal regime governing Mexican telecommunications services, the mobile termination rates Telcel will charge during 2014 will be different than those agreed upon with COFECO.

The IFT will oversee compliance by Telcel with the agreed undertakings and, upon any breach by Telcel, the IFT may impose a fine of up to 8% of Telcel’s annual revenues. Telcel is in full compliance with the agreed undertakings.

Mobile termination rates

Mobile termination rates for the years 2005 through 2010 between Telcel and affiliated operators Axtel and Avantel were the subject of a number of legal proceedings. The Supreme Court of Justice (Suprema Corte de Justicia de la Nación) addressed these disputes in a series of rulings during 2012 and early 2013, which generally (i) determined that the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), does not have authority to resolve disputes over mobile termination rates, (ii) confirmed that the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “COFETEL”), has authority to determine mobile termination rates based on its own cost models, (iii) for certain periods (2005-2007), confirmed the rates established by COFETEL, and (iv) for other periods (2008-2010), required COFETEL to reissue resolutions determining mobile termination rates between the parties. Such resolutions are still pending.

Several mobile operators began proceedings with COFETEL (desacuerdos de interconexión), to establish applicable mobile termination rates and other interconnection conditions for the years 2011 to 2013. COFETEL determined rates for 2011, but not for 2012 and 2013. As a result of changes to the Mexican telecommunications laws, the IFT is now responsible for determining rates for 2012 and 2013. Such resolutions are still pending.

On March 26, 2014, the IFT issued a resolution imposing on Telcel a specified interconnection rate it must charge to all operators for traffic to Telcel’s network for the period commencing on April 6 and ending on December 31, 2014. The rate was reduced from Ps.0.3490 to Ps.0.2045. Telcel has filed an appeal for relief (juicio de amparo), against the IFT’s resolution.

Reduction in mobile termination rates and any potential disparity between the mobile termination rates made available by Telcel to other operators and the rates to be established by the IFT for the years 2012 to 2013 may give rise to contractual claims among Telcel and other operators for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such operators. The Company expects that these mobile termination rates will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict.

The Company has established provisions in the accompanying financial statements for the losses AMX considers probable and estimable for approximately Ps.2,500 million, but the Company cannot estimate the amount of possible loss.

Short Message Services (SMS)—Rates

On March 26, 2014, the IFT issued a resolution imposing on Telcel a specified SMS termination rate it must charge to all mobile operators for the period commencing on April 6 and ending on December 31, 2014. The rate was reduced from Ps.0.1537 to Ps.0.0391. Telcel has filed an appeal for relief (juicio de amparo), against the IFT’s resolution.

Short Message Services (SMS)—Royalties

The Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”), notified Telcel of tax assessments totaling Ps.320 million alleging nonpayment of royalties for revenues generated by short message services during 2004 and 2005. The SAT is alleging that Telcel owes such amounts because short message services constitute concessioned services. AMX has challenged the assessments on the grounds that short message services are value-added services that are not concessioned services. In other proceedings,

COFETEL and more recently its successor, the IFT, have ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services and are therefore concessioned services. AMX has established a provision in the accompanying financial statements for the loss arising from these contingencies that the Company considers probable.

Trademarks Tax Assessments

In 2006 and 2007, the SAT notified Telcel and the Company of assessments related to the deduction in 2003 of certain trademark payments, which the SAT asserted should have been taken over the course of several years and not in a single year. These claims were settled in 2013.

In December 2007, the SAT notified Telcel of an assessment of Ps.453.6 million (Ps.243.6 million plus adjustments, fines and late fees), in connection with a deduction of certain advertising expenses in 2004. SAT took the position that the payments of advertising expenses were not deductible because Telcel also paid royalties relating to the same trademarks. In July 2011, SAT notified the Company of an assessment of Ps.773.0 million (Ps.292 million plus adjustments, fines and late fees), related to the same payments described in the December 2007 assessment above. Under the consolidation regime applicable in Mexico at the time, Telcel was permitted to take up to 40% of the deduction, while the parent company was permitted to take the remaining 60%. This July 2011 assessment relates to the Company’s portion of the deduction. These claims were settled in 2013.

Class Actions

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), filed an action similar to a class action in Mexican courts on behalf of customers who filed complaints before it, alleging deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. If the action is resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Beginning in 2012, Mexican Law provides for class actions seeking compensation. These class actions may arise from antitrust, consumer, data and privacy protection issues, as well as administrative, criminal and environmental violations, and may be filed by the competent authorities or the affected groups.

Five class actions have been initiated against Telcel (i) three are related to quality of service and were filed by consumers; (ii) one also filed by consumers is related to quality of service, but in addition compares wireless voice, data and broadband international rates claiming that rates offered by Telcel are higher than international comparable rates; and (iii) one was filed by Profeco and relates to a network technical malfunction that occurred in January 2013.

The Company currently does not have enough information to determine whether these class actions could have an adverse effect on our business and results of operations if they are resolved against us. Consequently, Telcel has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Carso Global Telecom

In November 2010, the SAT notified Carso Global Telecom, S.A. de C.V. (“CGT”), of an assessment of Ps.3,392 million related to the change in the scope of fiscal consolidation in 2005. SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. CGT has challenged this assessment in federal tax courts, and this challenge is still pending. AMX has not established a provision in the accompanying financial statements for loss arising from this contingency.

Sercotel

In August 2011, SAT notified Sercotel, S.A. de C.V. (“Sercotel”), of an assessment of Ps.6,308 million related to withholding taxes, interest payments and certain income that SAT contends should have been reported at Sercotel in 2005. Sercotel paid Ps.118 million related to withholding taxes and interest payments and challenged the portion of the assessment related to the income reporting in an administrative appeal with the tax authority. In 2013, Sercotel obtained a partial favorable resolution, and the SAT reduced the amount of the assessment considerably. In May 2013, Sercotel invoked the benefits derived from a tax amnesty program (programa de amnistía fiscal) offered by SAT and settled the claim.

In March 2012, SAT notified Sercotel and the Company of a fine of approximately Ps.1,400 million because of the SAT’s objection to the allegedly improper tax implications of the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. AMX challenged the fine by filing an administrative appeal with the tax authority which is still pending. The Company also expects SAT will issue tax assessments of Ps.2,750 million relating to the same matter.

In December 2012, SAT notified Sercotel of an assessment of Ps.4,824 million related to income that SAT contends should have been reported at Sercotel in 2006. Sercotel challenged the assessment related to the taxability in an administrative appeal with the tax authority. In 2013, Sercotel obtained a partial favorable resolution, and the SAT reduced the amount of the assessment considerably. In May 2013, Sercotel invoked the benefits derived from a tax amnesty program (programa de amnistía fiscal) offered by the SAT and settled the claim.

The Company has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Telmex

COFECO/IFT—Monopolistic practices investigations

Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), are the target of three investigations into alleged monopolistic practices originally commenced by COFECO. In the first two investigations, it was determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor have filed legal proceedings (including an appeal for relief (juicio de amparo), against these rulings and their cases are pending resolution. In the third investigation, in February 2013 COFECO determined that Telmex and Telnor engaged in monopolistic practices in the wholesale market for dedicated-link leasing (local and domestic long-distance). Telmex and Telnor challenged that resolution and their cases are still pending.

AMX cannot predict when or how these investigations will be resolved. The competitive and financial effects of any final findings by the IFT could be complex and difficult to predict. They may include monetary fines or additional regulations or restrictions that may limit our flexibility and our ability to adopt competitive market policies, any of which could materially reduce Telmex and Telnor’s revenues in future periods.

AMX has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Proceedings Concerning Telmex’s Relationship with Dish México

As previously disclosed, in November 2008, Telmex entered into several agreements with Dish México, S. de R.L. de C.V. (“Dish México”), and its affiliates, which operate a DTH Pay TV system in Mexico, pursuant to which Telmex is currently providing billing and collection services, among others. Subject to obtaining specific government authorizations, Telmex could invest directly in a joint venture with Dish México.

AMX and Telmex have been subject to investigations in the past related to these arrangements. Recently, they have received new inquiries from governmental authorities on this subject including inquiries from the IFT and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”). Although the Company cannot predict the outcome of these inquiries, AMX is confident that our actions in connection with our relationship with this customer have been appropriate in all respects, because the arrangements were limited to providing services, providing financial support (in the form of leasing equipment and committing to locate fallback financing) and agreeing to purchase and sale options that could result in Telmex investing in the customer if specified regulatory conditions were met, including the approval from the relevant competent authorities. The Company does not believe these arrangements have at any time been material to our results, our financial condition or our compliance with our regulatory obligations.

However, the 2013 constitutional amendments prohibit a preponderant economic agent from obtaining direct or indirect benefit from the free of charge mandatory “must offer, must carry” rules for cable television providers. In March 2014, the IFT determined that Telmex is part of an economic group that is a preponderant economic agent, and consequently Telmex may not benefit from these rules. We will ensure that Telmex does not benefit from any application of the “must offer, must carry” rules.

AMX has not established a provision in the accompanying financial statements for loss arising from these contingencies.

Brazil

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

Under the agreements with Anatel, 40% of the concession price was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest), beginning in 1999. The companies made all payments, but Anatel challenged the companies’ calculation of the inflation-related adjustments related to the payment corresponding to 60% of the concession price, alleging that such calculation resulted in a shortfall, and requesting additional payment. The amount of this shortfall and the method used to calculate monetary correction are subject to judicial disputes.

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

In December 2008, Anatel charged Tess approximately Ps.1,501 million (approximately R$269 million). Tess obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately Ps.1,066 million (approximately R$191 million). ATL also obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. In April 2013, the appeal filed by ATL with respect to the declaratory suit was denied, and Claro Brasil filed a new appeal.

The Company calculated the amount of the shortfall based on a specific method and certain assumptions. If other methods or assumptions are used, the amount of damages may increase. In December 2013, Anatel calculated monetary correction in a total amount of Ps.8,317 million (approximately R$1,490 million).

The Company has established a provision of Ps.3,215 million (approximately R$576 million), in the accompanying financial statements for loss arising from these contingencies, which AMX considers probable.

Consumer Protection Lawsuit (DPDC)

In July 2009, the Brazilian Federal and State Prosecutor Office, along with the Consumer Protection and Defense Agency and other Brazilian consumer protection agencies, initiated a lawsuit against Claro Brasil alleging that it has violated certain regulations governing the provision of telecommunications services. The amount claimed by the plaintiffs is Ps.1,675 million (approximately R$300 million). In September 2013, the relevant court ruled against Claro Brasil, and awarded the plaintiff Ps.167 million (approximately R$30 million). The plaintiffs and Claro Brasil challenged the ruling and those challenges are still pending.

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

In January 2011, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil regarding allegedly improper offsetting of certain tax deductions claimed by Claro Brasil in connection with its PIS and COFINS obligations. The total amount of these tax assessments, which Americel and Claro Brasil are contesting in pending challenges, was Ps.7,898 million (approximately R$1,415 million), including fines and interest as of December 31, 2013. The Company has established a provision of Ps.48 million (approximately R$8.6 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Separately, Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds that they may exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the Company paid tax based on its position in the lawsuit, and established a provision for the disputed amounts. The total amount in dispute was approximately Ps.9,054 million (approximately R$1,622 million).

ICMS Tax Credits

The Brazilian Federal Revenue Service has issued multiple tax assessments against Claro Brasil and Americel alleging that they improperly claimed certain tax credits under the state value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação or “ICMS”) regime in each Brazilian state. The Company is contesting all of these tax assessments in multiple separate proceedings, first at the administrative level and then in the judicial courts, and these proceedings are at various stages. AMX has received rulings in some of these cases, including some that are unfavorable, which the Company has appealed. The total amount of the tax assessments is approximately Ps.15,417 million (approximately R$2,762 million), including fines and interest as of December 31, 2013. The Company has established a provision of Ps.977 million (approximately R$175 million), in the accompanying financial statements for the loss arising from these contingencies that the Company considers probable.

Tax Credit for Income Tax Withheld Abroad

The Brazilian Federal Revenue Service has issued tax assessments in the amount of Ps.1,937 million (approximately R$347 million), against Claro Brasil alleging that it incorrectly offset tax withheld in other countries against some of its Brazilian tax obligations. During 2011, Claro Brasil terminated its challenge with respect to Ps.1,379 million (approximately R$247 million), in tax assessments and paid those amounts to the Brazilian Federal Revenue Service, to preserve the right to offset the foreign tax withheld related to such tax assessments against its Brazilian tax obligations in future years. The total amount of the tax assessments that Claro Brasil is contesting as of December 31, 2013 is approximately Ps.614 million (approximately R$110 million). The Company has not made a provision in the accompanying financial statements to cover loss arising from this contingency.

EBC Funding

Claro Brasil and Americel have filed an injunction challenging a federal law that created the Brazilian Communication Company (Empresa Brasileira de Comunicação or “EBC”) that is to be partially funded by mobile operators. If Claro Brasil and Americel are unsuccessful in their challenge, the total amount they would be required to contribute to EBC through December 31, 2013 is approximately Ps.2,406 million (approximately R$431 million). AMX has made a judicial deposit in this amount. The Company has established a provision of Ps.2,406 million (approximately R$431 million), in the accompanying financial statements for loss arising from this contingency, which AMX considers probable.

FUST and FUNTTEL Funding

Anatel has issued tax assessments against Claro Brasil and Americel totaling Ps.5,805 million (approximately R$1,040 million), relating to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) and the Telecom Technologic Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”) from 2006 to 2010. The assessments claim that interconnection and activation fee revenues should not have been excluded from the basis used to calculate funding obligations. Claro Brasil and Americel have challenged the tax assessments, and the challenges are still pending. The Company has not made a provision in the accompanying financial statements to cover loss arising from this contingency.

TFI—Installation Inspection Fee

Anatel charged Claro Brasil and Americel the amount of Ps.8,032 million (approximately R$1,439 million) as of December 31, 2013, related to the installation inspection fee (Taxa de Fiscalização de Instalação or “TFI”) allegedly due for the renewal of radio base stations and handsets. Claro Brasil and Americel have challenged the amount charged, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. AMX has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Other tax contingencies

Claro Brasil and Americel have other on-going tax litigations in the total amount of Ps.1,189 million (approximately R$213 million) as of December 31, 2013, mostly related to the Brazilian Services Tax (Imposto sobre Serviços or “ISS”), Brazilian Economic Intervention Contribution (Contribuição de Intervenção no Domínio Econômico or “CIDE”), income tax (Imposto da Renda or “IR”), social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”), public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração or “PPNUM”) and import tax (Imposto de Importação or “II”). The Company has established a provision of Ps.104 million (approximately R$18.6 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Other civil and labor contingencies

Claro Brasil and its subsidiaries are also party to other claims in the amount of Ps.9,260 million (approximately R$1,659 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.575 million (approximately R$103 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Claro Brasil and its subsidiaries are party to labor claims in the amount of Ps.5,498 million (approximately R$985 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps.737 million (approximately R$132 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Disputes with third parties

Claro Brasil and Americel are parties to certain disputes with third parties in connection with former sales agents, class actions (ACP’s), real estate issues, and other matters in the aggregate amount of Ps.2,757 million (approximately R$494 million). The Company has established a provision of Ps.81 million (approximately R$14.6 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Administrative proceedings (PADOs)

Anatel filed several administrative proceedings (Procedimentos Administrativos de Descumprimento de Obrigação or “PADOs”), against Claro Brasil in the amount of Ps.586 million (approximately R$105 million), because of alleged noncompliance with quality targets set by Anatel. The Company is contesting the PADOs on various grounds. The Company has established a provision of Ps.363 million (approximately R$65 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Embrapar and subsidiaries

Implementation of the new national domestic telephone number system

As a result of alleged service disruptions caused during the implementation of a new domestic dialing system in 1999, Embratel was fined by Anatel and DPDC, and several class actions were initiated against it. The aggregate total amount of these contingencies is Ps.1,024 million (approximately R$183.5 million). The Company is contesting these claims and has established a provision of Ps.161 million (approximately R$28.8 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Administrative proceedings (PADOs)

Anatel filed several administrative proceedings (PADOs), against Embratel and Embrapar in the amount of Ps.4,170 million (approximately R$747 million), because of alleged noncompliance with quality targets set by Anatel. The Company is contesting the PADOs on various grounds. The Company has established a provision of Ps.125 million (approximately R$22.5 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Brazilian value-added goods and services tax (ICMS)

Embratel, Primesys Soluções Empresariais S.A. (“Primesys”), TV SAT and Telmex Do Brasil Ltda. (“TdB”) received assessments in the amount of Ps.6,955 million (approximately R$1,246 million), from the tax authorities related to nonpayment of ICMS and alleged ICMS tax credits that were incorrectly taken. The Company is contesting these tax assessments in multiple separate proceedings at the administrative level and in the judicial courts. These proceedings are in different stages, and AMX cannot predict the timing of a final outcome. The Company has established a provision of Ps.240 million (approximately R$43 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Star One has received tax assessments in the amount of Ps.13,413 million (approximately R$2,403 million), alleging that the provision of satellite capacity is subject to ICMS tax. The Company is contesting these tax assessments in multiple separate proceedings, and the Company has obtained two appealable favorable judicial decisions in two proceedings by second degree Brazilian Courts, although a resolution is still pending for the majority of the proceedings. The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embrapar, Embratel, Brasil Center Ltda. (“Brasil Center”) and TdB have tax contingencies of Ps.117 million (approximately R$21 million), mostly related to the contributions of PIS prior to 1995, which the tax authorities allege were incorrectly offset. The Company is contesting these tax assessments in proceedings that are in different stages. AMX has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embrapar, Embratel, Brasil Center and TdB have tax contingencies of Ps.1,111 million (approximately R$199 million), at December 31, 2013 related to the payment of COFINS. The Company is contesting these tax assessments in proceedings that are in different stages. AMX has established a provision of Ps.61 million (approximately R$11 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

FUST and FUNTTEL Funding

Anatel and the Brazilian Ministry of Communications (MINICOM) have issued tax assessments against Embratel, Star One and Primesys totaling Ps.7,083 million (approximately R$1,269 million), relating to alleged underpayment of their funding obligations for FUST and FUNTTEL. The assessments claim that interconnection and others revenues should not have been excluded from the basis used to calculate funding obligations. The companies have challenged the tax assessments, and such challenges are pending. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies. The Company has made a judicial deposit in the amount of Ps.954 million (approximately R$171 million) related to part of the contingencies relating to FUST.

Brazilian Services Tax (ISS)

The Municipal Revenue Services have issued tax assessments against Embratel, Primesys, Brasil Center and TdB totaling Ps.4,549 million (approximately R$815 million) arising from nonpayment of ISS in connection with the provision of certain services. The companies have challenged the tax assessments on the grounds that such services are not subject to ISS tax, and the challenges are pending. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Other tax contingencies

The Company’s Brazilian subsidiaries are engaged in a number of additional administrative and legal proceedings challenging tax assessments, as summarized below:

•

Embrapar, Embratel, Star One and TdB have received assessments in the total amount of Ps.7,524 million (approximately R$1,348 million), mainly related to allegedly incorrect deductions for purposes of Income Tax (Imposto sobre Renda de Pessoa Jurídica or “IRPJ”) and CSLL and the nonpayment of IRRF and CIDE over payments related to outbound traffic. AMX is challenging those assessments in administrative and judicial proceedings. The Company has established a provision of Ps.11 million (approximately R$2 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

•	Embratel was fined Ps.1,691 million (approximately R$303 million), by the Brazilian Federal Revenue Service for not making certain filings in the correct form from 2002 through 2005. The Company is contesting this fine on various grounds. The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency.

•	Embratel, Star One, TdB and Primesys, have other on-going tax litigations in the amount of Ps.2,104 million (approximately R$377 million), mainly related to IPI, CPMF and the offsetting of IRPJ, COFINS, CSLL and Brazilian Foreign Paid Income Tax (Imposto de Renda Retido na Fonte or “IRRF”) against allegedly improper IRPJ credits. The Company has established a provision of Ps.56 million (approximately R$10 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Disputes with third parties

Embratel, TdB, Primesys and Brasil Center are parties to a number of cases on a range of matters, including, among other things, disputes with former sales agents and disputes with former employees regarding health care payments. The cases, which are in advanced stages of the litigation process, are for claims in the amount of Ps.2,461 million (approximately R$441 million). The Company has established a provision of Ps.999 million (approximately R$179 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Other civil and labor contingencies

Embratel and its subsidiaries are also party to other claims in the amount of Ps.2,858 million (approximately R$512 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.268 million (approximately R$48 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

In April 2009, Star One was notified of an arbitration proceeding initiated against it by two international telecom operators seeking restitution damages for up to Ps.954 million (approximately US$73 million), for alleged commercial losses arising from contracts executed in 2002 and 2004. In December 2012, the tribunal issued a final decision and claimants were awarded damages in the amount of Ps.54 million (approximately US$4.1 million), which amount includes interests and arbitration costs.

Embratel and its subsidiaries are party to labor claims in the amount of Ps.3,885 million (approximately R$696 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps.586 million (approximately R$105 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Net

ICMS

In 2011 and 2013, Net Serviços de Comunicação S.A. (“Net”) was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit of reducing the ICMS base it is entitled to, alleging that Net did not include revenues from the rental of equipment in the ICMS base. The amount of this assessment as of December 31, 2013 was Ps.2,026 (approximately R$363 million). The tax authority claims that from (i) January 2008 to November 2009; and (ii) January 2010 to December 2011, Net should have paid the ICMS on pay TV services revenues at a rate of 25% instead of the rate of 10% actually applied by Net. In the tax authority’s view, Net lost the rate reduction benefit allowed by ICMS Agreement No.57/99 because Net did not include “locação de equipamento” (rental of equipment) in its revenues. Net based its calculation on the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore cannot be taxed by ICMS and, consequently, Net should not lose the tax benefit, as alleged by the tax authority. However, there is no specific precedent (at either the administrative or judicial levels) on the issue, and it is not possible to predict the outcome of this matter. The Company has established a provision in the accompanying financial statements.

In 2008 and 2010, Net Brasília Ltda. (“Net Brasília”), a Net subsidiary, received tax assessment notices from the State Internal Revenue of the Distrito Federal in the amounts of Ps.1,149 million (approximately R$155.4 million and R$50.5 million), respectively, as of December, 2013, relating to the ICMS tax. The tax authority claims that during the period from January 2003 to June 2009 Net Brasília should have paid the ICMS on Pay TV services revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasília. In the tax authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. The Company has not established a provision in the accompanying financial statements to cover loss arising from these contingencies.

Net Rio Ltda. (“Net Rio”), a Net subsidiary, received a tax assessment notice from the State Tax Authority of the State of Rio de Janeiro in the updated amount of Ps.1,367 million (approximately R$245 million) relating to the ICMS tax. The tax authority alleged that as a result of delays in the payment of its ICMS tax during the period from November and December 2001. Thus, Net Rio lost its rate reduction benefit until September 2002. Net Rio has recorded liabilities related to the period from November and December 2001 in the amount of Ps.210 million (approximately R$37.6 million). Based on analysis performed by legal counsel after an unfavorable decision from the lower court Net Rio made an additional provision to the period from January to September 2002 in the amount of Ps.1,150 million (approximately R$206 million), as of December, 2013.

CSLL/IRPJ

In 2009, Net São Paulo Ltda., a Net subsidiary, received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of IRPJ and CSLL from 2004 to 2008, amounting to Ps.3,053 million (approximately R$547 million). In October 2010, a first instance decision reduced this amount to Ps.2,071 million (approximately R$371 million). As of December 31, 2013, the total amount dispute is Ps.2,657 million (approximately R$476 million). Net has determined that a loss is possible but not probable and accordingly AMX has not established a provision in the accompanying financial statements.

In 2012 and 2013, Net received a tax assessment in the amount of Ps.770 million (approximately R$138 million) issued by the Brazilian Internal Revenue Service. The tax assessment questioned part of the expenses considered as deductible in our calculation of income tax and social contribution bases for the period between 2007 and 2008 related to its subsidiaries Net Belo Horizonte Ltda, Net Rio and Net Brasília. Net has determined that a loss is possible but not probable and accordingly AMX has not established a provision in the accompanying financial statements.

Imposto sobre Operações Financeiras (IOF)

Net and its controlled companies have centralized cash management and cash transfers made under a current intercompany account. Management determined that such transfers are not subject to financial transaction tax IOF charges. However, the Federal Revenue Service may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, AMX may be subject to IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. In view of certain adverse court decisions as to the applicability of this law, the Company has established a provision of Ps.569 million (approximately R$102 million) as of December 31, 2013.

Other civil and labor contingencies

Net and its subsidiaries are also party to other claims in the amount of Ps.2,484 million (approximately R$445 million), including claims filed by its Pay TV, internet access and telephone service customers. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.636 million (approximately R$114 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Net and its subsidiaries are party to labor claims in the amount of Ps.3,349 million (approximately R$600 million), filed by its current and former employees, seeking additional compensation for performing high-risk acivities and for overtime work and commissions. The Company has established a provision of Ps.625 million (approximately R$112 million), in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Ecuador

Conecel

Tax Assessments

During 2008, the Ecuadorian Revenue Services (“SRI”), notified Conecel of tax assessments in the amount of Ps.1,804 million (approximately US$138 million) (not including interest and penalties), relating to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid SRI Ps.183 million (approximately US$14 million), for these tax assessments (including fines) and filed challenges with the SRI with respect to Ps.1,661 million (approximately US$127 million). In December 2008, SRI notified Conecel of a resolution that denied the challenges and in January 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil challenging the tax assessments and providing a bank guarantee of Ps.170 million (approximately US$13 million), which represented 10% of the contested amount. The Tax Court issued its final resolution in March 2012. The Tax Court’s resolution was favorable with respect to Ps.314 million (US$24 million), of the disputed amount. The Company has appealed the unfavorable portion of the resolution before the National Court of Justice (Corte Nacional de Justicia), and in July 2013, Conecel made a partial withdrawal of its appeal and as a result made a payment to SRI for an amount of Ps.1,216 million (approximately US$93 million considering the payment of the accrued interest). A resolution for the remaining portion of the tax assessment (approximately Ps.709 million (US$54.2 million)) is still subject to the Court’s decision.

In addition, in 2011 and 2012, SRI notified Conecel of tax assessments in the amount of Ps.1,556 million (approximately US$119 million), relating to income taxes for the 2007, 2008 and 2009 fiscal years. Conecel filed lawsuits before a Tax Court in Guayaquil challenging the tax assessments and such lawsuits are still pending.

The Company has established a provision of Ps.392 million (approximately US$30 million) in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Fine imposed by the SCPM

In February 2014, following a regulatory claim filed in 2012 by the state-owned operator, Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado or “SCPM”), imposed a fine on Conecel of Ps.1,809 million (US$138.4 million), for alleged monopolistic practices related to five locations which the state-owned operator argues that Conecel has exclusive rights to deploy its network preventing others from doing so. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued during the same month, the competent court admitted Conecel’s lawsuit and suspended the effects of the contested fine.

The Company has not established a provision in the accompanying financial statements to cover loss arising from this contingency.

Peru

Claro Perú

OSIPTEL—Monopolistic practices investigations

Along with another mobile operator, América Móvil Perú, S.A.C. (“Claro Perú”), is the target of an investigation into alleged monopolistic practices conducted by the Peruvian National Regulatory Authority (Organismo Supervisor de la Inversión Privada en Telecomunicaciones or “OSIPTEL”), related to mobile international long distance rates. As part of the ongoing investigation, OSIPTEL has requested certain information from Claro Perú and a resolution is expected to be issued in the fourth quarter of 2014. If OSIPTEL determines that Claro Perú engaged in monopolistic practices, it could impose a fine up to a 12% of the total annual revenues generated by Claro Perú.

The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency.

18. Related Parties

a) The following is an analysis of the balances with related parties at December 31, 2012 and 2013. All the following companies are considered associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders of the related parties.

	2012		2013
Accounts receivable:
Sanborns Hermanos, S.A.	Ps.	149,010	Ps.	235,075
Sears Roebuck de México, S.A. de C.V.		245,075		353,724
AT&T Corp. (AT&T)		56,445		80,438
Patrimonial Inbursa, S.A.		164,267		245,318
Other		74,256		431,837

Total	Ps.	689,053	Ps.	1,346,392

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	231,678	Ps.	212,765
Operadora Cicsa, S.A. de C.V.		272,293		280,374
PC Industrial, S.A. de C.V.		187,111		176,095
Microm, S.A. de C.V.		77,354		77,690
Grupo Financiero Inbursa, S.A.B. de C.V.		63,269		36,366
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		53,265		52,268
Acer Computec México, S.A. de C.V.		28,886		32,214
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		74,541		35,826
Eidon Software, S.A. de C.V.		34,660		25,461
AT&T Corp. (AT&T)		1,275,193		1,039,043
Other		224,777		584,235

Total	Ps.	2,523,027	Ps.	2,552,337

For the years ended December 31, 2011, 2012 and 2013, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

b) For the years ended December 31, 2011, 2012 and 2013, the Company conducted the following transactions with related parties:

	2011		2012		2013
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment(i)	Ps.	5,391,385	Ps.	6,014,441	Ps.	4,631,435
Insurance premiums, fees paid for administrative and operating services, brokerage services and others(ii)		2,354,859		2,411,663		2,349,494
Call termination costs(iii)		10,145,981		10,983,962		14,470,985
Interconnection cost(iv)		3,919,841		250,426		308,483
Other services		371,807		981,496		1,142,771

	Ps.	22,183,873	Ps.	20,641,988	Ps.	22,903,168

Revenues:
Sale of long-distance services and other telecommunications services(v)	Ps.	5,266,597	Ps.	352,086	Ps.	277,522
Sale of materials and other services		523,795		447,390		439,091
Call termination revenues(vi)		512,897		486,230		617,058

	Ps.	6,303,289	Ps.	1,285,706	Ps.	1,333,671

(i)	In 2013, this amount includes Ps.4,441,279 (Ps.5,867,810 in 2012 and Ps.5,171,398 in 2011, respectively) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).
(ii)	In 2013, this amount includes Ps.765,097 (Ps.704,200 in 2012 and Ps.708,088 in 2011, respectively) for network maintenance services performed by Grupo Carso subsidiaries; Ps.555,984 in 2013 (Ps.599,784 in 2012 and Ps.584,254, in 2012 and 2011, respectively) for software services provided by an associate; Ps.627,945 in 2013 (Ps.669,118 and Ps.605,373 in 2012 and 2011, respectively) for insurance premiums with Seguros Inbursa, S.A. , which, in turn, places most of such insurance with reinsurers; and Ps.130,765 in 2013 (Ps.130,101 and Ps.160,080 in 2011 in 2012, respectively) of fees for management and operating services due to AT&T Mexico, Inc. and Inversora, which is a corporation under common control with América Móvil.
(iii)	Includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps.14,326,300 in 2013 (Ps.10,937,396 in 2012 and Ps.9,963,570 in 2011) from AT&T subsidiaries.
(iv)	Includes interconnection costs for calls from fixed telephones to mobile phones paid to NET subsidiaries.
(v)	Revenues from billing long distance and other telecommunications services of Ps.4,641,231 in 2011 from NET; and Ps.200,791 in 2013 (Ps.235,804 and Ps.135,302 in 2012 and 2011, respectively) from AT&T subsidiaries.
(vi)	Includes costs and revenues of voice services with AT&T subsidiaries.

c) During 2013, the Company paid Ps.920,244 (Ps.942,090 and Ps.726,524 in 2012 and 2011, respectively) for short-term direct benefits to its executives.

d) In November 2010, the Company entered into a revolving credit agreement with its affiliate Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. The agreement provides a line of credit to the Company and/or its subsidiaries for up to Ps.5,230,600 (US$400,000), of which no amounts are outstanding.

19. Shareholders’ Equity

Shares

a) At December 31, 2013 and 2012, the Company’s capital stock was represented by 70,475,000,000 shares (23,424,632,660 Series “AA” shares, 680,805,804 Series A shares and 46,369,561,536 Series “L” shares) and

75,841,000,000 shares (23,424,632,660 Series “AA” shares, 712,842,183 Series A shares and 51,703,525,157 Series L), respectively (these figures reflects (i) the stock split effected in June 2011; (ii) the merger with AMTEL in 2006; (iii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010; and (iv) the exchanges (conversiones) of Series “A” shares for Series “L” shares made by third parties through S.D. Indeval Institución para el Deposito de Valores, S.A. de C.V.).

b) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common Series “AA” shares; (ii) 776,818,130 are common Series “A” shares; and (iii) 71,288,273,406 are Series “L” shares, all of them fully subscribed and paid.

c) At December 31, 2013 and 2012, the Company’s treasury shares available for placement in accordance with the provisions of the Mexican Securities Law, were represented by 25,014,724,196 shares (25,007,472,235 Series “L” shares and 7,251,961 Series A shares), 19,648,724,196 shares (19,642,211,887 Series “L” shares and 6,512,309 Series A shares), respectively (these figures reflects (i) the stock split effected in June 2011; and (ii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010).

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

Dividends

f) On April 25, 2012, the Company’s shareholders approved, among other resolutions, the (i) payment of a cash dividend of $0.20 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.10 pesos; and (ii) increase in the amount of funds available for the acquisition of the Company’s own shares by Ps.30 billion pursuant to Article 56 of the Mexican Securities Market Law.

g) On April 22, 2013, the Company’s shareholders approved, among other resolutions, the (i) payment of a cash dividend of $0.22 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.11 pesos; and (ii) increase in the amount of funds available for the acquisition of the Company’s own shares by Ps.40 billion pursuant to Article 56 of the Mexican Securities Market Law.

Retained earnings and other reserves distributed as dividends and the effects derived from capital reductions, are subject to income tax at the rate at the date of distribution, except for the restated stockholder contributions or distributions made from the net taxed profit account (Cuenta de Utilidad Fiscal Neta Consolidada or CUFIN).

The dividends paid in excess of the account are subject to income tax on a grossed-current base rate. Since 2003, this tax may be credited against income tax for the year in which the dividends are paid and the following two years against the income tax and estimated payments. The payment of dividends described above comes from the balance of the Company’s CUFIN.

Legal reserve

According to the Mexican General Mercantile Corporation Law, companies must appropriate from the net profit of each year at least 5% to increase the legal reserve until it reaches 20% of capital stock at par value. This reserve may not be distributed to stockholders during the existence of the Company. At December 31, 2012 and 2013, the legal reserve amounted to Ps.358,440.

Restrictions on Certain Transactions

The Company’s bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and the Company bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

h) Earnings per share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2011		2012		2013
Net profit for the period attributable to equity holders of the parent	Ps.	83,045,198	Ps.	90,988,570	Ps.	74,624,979
Weighted average shares (in millions)		78,599		76,150		72,866

Earnings per share attributable to equity holders of the parent	Ps.	1.06	Ps.	1.19	Ps.	1.02

20. Income Tax and Asset Tax

I) Mexico

América Móvil, S.A.B. de C.V. was the controlling company in the tax consolidation in accordance with prevailing corporate and tax law through December 31, 2013, and as authorized by the tax authorities in 2002.

From 2002 to 2013, the Company determined its income tax for each year on a consolidated basis, which in simple terms consisted of including the taxable income or tax loss of each subsidiary in AMX’s tax results as the controlling company, in proportion to a given percentage of América Móvil’s equity interest in each subsidiary.

As a result of the 2014 Tax Reform, on December 11, 2013 a new Law on Income Tax was issued, and the Law of the Business Flat Tax was eliminated.

Tax Consolidation

In 2010, Mexico’s tax consolidation regime was significantly amended to establish a maximum deferral period for current year income tax of five years while requiring previously applied tax consolidation benefits to be reversed (commonly referred to as “recaptured”) and remitted to the tax authorities in installments over the sixth to tenth years subsequent to the year in which the benefits were taken.

Therefore, in 2010, the Company calculated the income tax it had deferred through 2004, while in 2011, 2012 and 2013, it calculated its income tax corresponding to 2005, 2006 and 2007, respectively. Similarly, these taxes must be remitted in 5 annual installments.

Tax consolidation benefits resulted from:

i)	Tax losses applied in the tax consolidation that would not have otherwise been carried forward individually by the entity that generated them; and

ii)	Other items (apart from tax losses) that give rise to tax consolidation benefits, including losses on sales of shares not deducted individually by the entity that generated them; special consolidation items related to transactions carried out between consolidating entities; and dividends declared by consolidated subsidiaries as of 1999 that were not paid from the balance of their CUFIN or the Net reinvested taxed profits account (CUFINRE).

The individual CUFIN and CUFINRE balances of the group’s entities can result in taxable profits in conformity with the Mexican Income Tax Law (MITL). These amounts are referred to as “CUFIN differences.”

The deconsolidation effects with respect to tax losses that were carried forward under the consolidation regime amounted to Ps.3,279,356, which is being paid by AMX in the amounts and terms set forth in the law.

Optional Regime

The new Income Tax Law establishes the optional regime for corporate groups to defer the remittance of the deferred income tax of the group’s subsidiaries, under the terms and conditions established in Articles 59 to 71 of the MITL. In addition to the above, the Company meets the requirements for adopting this regime under Article 60 of the MITL, and accordingly, the Company filed its notice of incorporation into the optional regime under the terms and conditions published by the tax authority on February 17, 2014. Also, in conformity with rule 1.3.22.8 of the Miscellaneous Tax Rules, the Company has declared its intention to the option contained in such rule, which allows companies with unused tax losses at December 31, 2013 to carry forward these losses under the new regime.

Corporate tax rate

The income tax rate applicable in Mexico for 2010, 2011 and 2012 was 30%.

On December 7, 2009, a tax reform was approved that increased the corporate income tax rate from 28% to 30% for the years from 2010 to 2012 and was scheduled to be decreased to 29% in 2013 and 28% in 2014 and thereafter. However, the Mexican Federal Internal Revenue Act enacted in December 2012 established that the corporate income tax rate will remain at 30% in 2013 and that the income tax rate reduction to 29% will take effect in 2014 and to 28% in 2015 and thereafter. The effect of the change in the corporate income tax rate on deferred taxes as of December 31, 2012 resulted in an amount charged to deferred tax expense of Ps.155,599 in 2012. Furthermore, for fiscal year 2013, the Mexican Federal Internal Revenue Act, enacted in December 2013, established that the corporate income tax rate is 30%. The effect on the change in the tax rate was Ps.138,849.

An analysis of income tax charged to results of operations for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011		2012		2013
In Mexico:
Current year income tax	Ps.	31,933,880	Ps.	27,123,124	Ps.	20,396,868
Deferred income tax		(5,679,173)		781,410		(5,936,699)
Effect of changes in tax rate		(99,763)		155,599		138,849

Foreign:
Current year income tax		18,940,637		21,047,770		17,955,532
Deferred income tax		(5,349,714)		(3,124,451)		(2,161,819)

	Ps.	39,745,867	Ps.	45,983,452	Ps.	30,392,731

A reconciliation of the corporate income tax rate to the effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2011	2012	2013
Statutory income tax rate in Mexico	30.0%	30.0%	30%
Impact of non-deductible and non-taxable items:
Tax inflation effect	2.1%	4.0%	5.7%
Operations of foreign subsidiaries	(1.0%)	(0.3%)	(0.7%)
Tax loss on sale of financial asset restructuring	—	—	(8.3%)
Other	(0.4%)	(3.9%)	(4.6%)

Effective tax rate on Mexican operations	30.7%	29.8%	22.1%
Change in estimated realization of deferred tax assets in Brazil	(1.5%)	(0.3%)	0.9%
Use of tax credits in Brazil	(0.4%)	(1.1%)	(0.3%)
Foreign subsidiaries—other items, net	2.3%	5.0%	6.1%

Effective tax rate	31.1%	33.4%	28.8%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	At December 31,
	2012		2013
Deferred tax assets
Provisions	Ps.	3,691,556	Ps.	6,960,414
Deferred revenues		2,129,829		2,186,987
Tax losses		2,726,614		533,610
Other		96,236		1,541,245

		8,644,235		11,222,256
Deferred tax liabilities:
Property, plant and equipment	Ps.	(8,312,837)	Ps.	(9,288,481)
Licenses and rights of use		(2,761,970)		(1,437,216)
Deferred effects of tax consolidation in Mexican subsidiaries		(7,169,028)		(4,164,355)
Other		903,658		1,872,237

		(17,340,177)		(13,017,815)
Plus:
Effect of changes in tax rate		305,999		167,150

Total deferred tax liabilities, net	Ps.	(8,389,943)	Ps.	(1,628,409)

An analysis of the effects of temporary differences within the deferred tax that was charged or (credited) to results of operations is as follows:

			Year Ended December 31,
	2011		2012		2013
Deferred tax assets:
Provisions	Ps.	1,832,791	Ps.	177,449	Ps.	3,268,858
Deferred revenues		1,319,623		(993,322)		57,158
Tax losses		275,777		(1,489,907)		(2,193,004)
Other		1,455,280		121,480		1,445,009

		4,883,471		(2,184,300)		2,578,021
Deferred tax liabilities:
Property, plant and equipment		375,249		(1,934,691)		(1,099,239)
Inventories		4,261		326,893		—
Licenses and rights of use		85,110		447,645		612,132
Other		(1,256,440)		7,028,218		456,201

		(791,820)		5,868,065		(30,906)

Plus:
Effect of changes in tax rate		(67,387)		155,599		(138,849)
Income tax from tax consolidation		(107,445)		35,822		3,004,672

Total deferred tax benefit	Ps.	3,916,819	Ps.	3,875,186	Ps.	5,412,938

The effects of temporary differences giving rise to the deferred tax asset at December 31, 2012 and 2013 is as follows:

	At December 31,
	2012		2013
Deferred tax assets:
Accrued liabilities	Ps.	16,261,385	Ps.	14,008,504
Deferred revenues		2,520,687		3,820,067
Employee benefits		15,772,716		17,606,276
Tax losses		15,826,663		14,179,102
Other		3,494,131		9,274,546

		53,875,582		58,888,495
Deferred tax liabilities:
Property, plant and equipment		(11,911,939)		(12,358,022)
Licenses and rights of use		(490,497)		(188,567)
Inventories		2,738,119		4,048,858
Other		160,864		462,922

		(9,503,453)		(8,034,809)

Total deferred tax assets	Ps.	44,372,129	Ps.	50,853,686

At December 31, 2011, 2012 and 2013, the above table includes the deferred tax assets of Mexico, United States, Puerto Rico, Argentina, Colombia, Honduras, Guatemala, Nicaragua, Uruguay, Ecuador, Peru and Brazil.

An analysis of the effects of temporary differences within the deferred tax that was (charged) or credited to results of operations is as follows:

	Year Ended December 31,
	2011		2012		2013
Deferred tax assets:
Accrued liabilities	Ps.	1,176,059	Ps.	(1,357,053)	Ps.	(2,252,881)
Deferred revenues		303,386		1,173,893		1,299,380
Employee benefits		(767,091)		(1,472,849)		2,596,157
Tax losses		1,719,089		(493,024)		(1,647,561)
Other		(377,265)		(2,783,330)		1,082,493

		2,054,178		(4,932,363)		1,077,588
Deferred tax liabilities:
Property, plant and equipment		(542,340)		1,205,725		(446,083)
Inventories		5,400,000		(2,640,266)		1,310,739
Licenses and rights of use		104,660		71,018		301,930
Other		195,333		233,258		302,058

		5,157,653		(1,130,265)		1,468,644

Total deferred tax benefit	Ps.	7,211,831	Ps.	(6,062,628)	Ps.	2,546,732

Reconciliation of deferred tax assets and liabilities, net:

	2011		2012		2013
Opening balance as of January 1,	Ps.	7,590,607	Ps.	40,061,740	Ps.	35,982,186
Deferred tax benefit (expense) for the year and effect of changes in tax rate recognized in profit or loss		11,128,650		(2,187,442)		7,959,670
Deferred tax benefit recognized in OCI		21,342,483		(125,868)		586,000
Deferred taxes acquired in business combination				(1,766,244)		4,697,422

Closing balance as of December 31,	Ps.	40,061,740	Ps.	35,982,186	Ps.	49,225,278

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	47,372,186	Ps.	44,372,129	Ps.	50,853,686
Deferred income tax liabilities		(7,310,446)		(8,389,943)		(1,628,409)

	Ps.	40,061,740	Ps.	35,982,186	Ps.	49,225,277

The deferred tax assets are in tax jurisdictions in which the Company considers that, based on financial projections of its cash flows, results of operations and synergies between subsidiaries, the Company will generate taxable income in subsequent periods.

The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico.

At December 31, 2012 and 2013, the balance of the contributed capital account (“CUCA”) is Ps.387,806,147 and Ps.417,052,837, respectively, and the CUFIN balance is Ps.379,500,778 and Ps.415,327,853, respectively.

II) Foreign Subsidiaries

a) Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2011, 2012 and 2013 are as follows:

	2011		2012		2013
Combined income before taxes	Ps.	42,011,515	Ps.	42,628,730	Ps.	29,270,337
Combined tax provision differences not deductible-not cumulative in the Foreign Subsidiaries		13,590,923		17,923,319		15,793,713

iii) Tax losses

a) At December 31, 2013, the available tax loss carryforwards recorded in deferred tax assets of the subsidiaries of América Móvil are as follows:

Country	Balance of available tax loss carryforwards at December 31, 2013		Tax benefits
Chile	Ps.	1,390,741	Ps.	236,426
Brazil		38,879,043		13,218,875
Mexico		3,102,006		930,602
Peru		423,372		127,012
United States		3,046		1,066
Colombia		602,217		198,731

Total	Ps.	44,400,425	Ps.	14,712,712

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

i) The Company has accumulated approximately B$7,057 million in net operating loss carry-forwards (“NOL’s”) in its various Brazilian subsidiaries, equating to approximately Ps.38,879,043 as of December 31, 2013. Through December 31, 2013, the Company’s Brazilian operations are concentrated in its subsidiaries Claro, Embratel and Net, each having varying levels of NOL’s. In Brazil there is no expiration of the NOL’s. However, the NOL amount in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

In Brazil, deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable, as well as for other temporary items. The benefit in income taxes expense for the years ended December 31, 2011, 2012 and 2013, attributable to the change in estimate over the recoverability of the tax loss carryforwards, was Ps.0, Ps.1,200,520 and Ps.2,321,679, respectively, and is shown as a credit in deferred income tax.

Through December 31, 2013, the aforementioned Brazilian subsidiaries did not file tax returns on a consolidated basis, although the Company has initiated strategies to merge the entities in the near term so as to recover the NOL’s currently recorded. The Company believes that it is more likely than not that it will recognize the benefit of unreserved NOL’s in future periods, primarily through continuing merged operations, tax planning strategies and other sources of taxable income.

ii) In Chile, tax loss carryforwards have no expiration date and the corporate tax rate in that country is 17%. Consequently, at the time tax losses are realized, taxpayers obtain a benefit of only 17% of the amount of the loss generated.

iii) In Mexico the tax loss carryforwards expire in ten years on a stand-alone basis.

21. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico and Panama. The accounting policies for the segments are the same as those described in Note 2.

The CEO, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that represent (i) more than 10% of consolidated revenues, (ii) more than the absolute amount of the reported 10% of profits or loss and (iii) more than 10% of consolidated assets, are presented separately.

	Mexico(1)		Telmex		Brazil		Southern Cone(2)		Colombia		Andean(3)		Central America(4)		U.S.A.(5)		Caribbean(6)		Eliminations		Consolidated total
At December 31, 2011:
Operating revenues	Ps.	169,117,703	Ps.	112,255,217	Ps.	177,697,278	Ps.	54,838,798	Ps.	61,087,250	Ps.	35,393,881	Ps.	19,564,643	Ps.	47,553,690	Ps.	27,071,728	Ps.	(14,613,876)	Ps.	689,966,312
Depreciation and amortization		10,290,504		16,936,389		36,299,859		6,504,008		8,273,765		3,986,524		6,205,962		374,877		5,125,147				93,997,035
Operating income (loss)		76,004,224		26,980,612		9,064,093		8,607,931		19,450,851		11,200,534		(57,464)		816,558		5,374,616		164,148		157,606,103
Interest income		8,964,516		385,768		3,745,607		2,188,569		147,966		468,968		87,938		99,154		207,400		(9,441,986)		6,853,900
Interest expense		15,543,449		2,967,729		8,871,412		1,195,200		595,188		419,178		233,345				33,737		(9,067,632)		20,791,606
Income tax		19,064,289		6,658,411		(1,587,570)		3,758,431		6,819,446		3,381,785		1,198,810		332,988		119,277				39,745,867
Equity interest in net income (loss) of associated companies		30,542		115,070		1,856,401												(14,703)		(63,313)		1,923,997
Net profit attributable to parent		41,407,389		12,963,189		4,006,969		4,100,544		7,787,189		8,316,861		(911,512)		585,807		5,370,600		(581,838)		83,045,198
Assets by segment		763,220,450		145,657,775		301,521,949		106,287,173		97,225,819		65,993,608		56,856,694		16,090,706		68,372,862		(681,624,297)		939,602,739
Plant, property and equipment, net		42,244,711		98,877,234		137,394,139		49,980,417		42,260,513		24,462,608		38,854,216		813,907		31,199,028				466,086,773
Goodwill		13,401,456		103,289		691,096		2,599,802		14,882,545		4,120,226		4,808,699		781,201		31,650,119				73,038,433
Trademarks, net		12,347				1,355,486		373,544		466,597		1,942		288,214				508,724				3,006,854
Licenses and rights, net		5,413,039		191,320		18,784,656		1,447,050		4,525,722		4,794,475		1,029,922				2,344,715				38,530,899
Investment in associated companies		48,227,056		1,585,330		48,298,290		226,050		16,480				76,591						(44,211,774)		54,218,023
Liabilities by segments		403,257,790		148,429,934		142,906,636		61,074,258		37,562,936		21,400,022		31,771,790		15,354,830		32,513,336		(191,129,492)		703,142,040

At December 31, 2012:
Operating revenues		183,645,559		106,024,574		209,786,554		62,017,811		73,432,068		42,495,288		23,047,478		63,143,785		27,441,444		(15,964,916)		775,069,645
Depreciation and amortization		9,190,768		16,758,034		39,827,700		7,182,614		10,346,090		4,689,847		9,609,151		443,848		5,536,792		(107)		103,584,737
Operating income (loss)		81,961,505		20,861,828		12,686,216		8,071,120		22,709,742		13,176,907		(3,497,129)		1,827,830		2,882,513		469,448		161,149,980
Interest income		2,690,719		236,106		2,717,879		18,709		13,417		30,777		34,976		131		33,966		(80)		5,776,600
Interest expense		18,762,806		2,467,279		2,592,655		660,930		372,933		72,206		16,942				323		(31,478)		24,914,596
Income tax		22,358,177		5,642,907		1,210,759		3,998,988		6,397,518		3,708,410		1,119,312		845,900		701,481				45,983,452
Equity interest in net income (loss) of associated companies		770,206		116,240		(4,966)		6,541						(45,635)						(81,025)		761,361
Net profit attributable to parent		55,193,008		10,798,865		582,186		2,606,370		15,151,468		9,303,620		(4,895,158)		1,063,311		1,356,784		(171,884)		90,988,570
Assets by segment		827,401,946		142,682,044		312,344,781		102,201,239		107,371,575		68,433,805		50,569,456		20,838,444		66,978,458		(711,137,065)		987,684,683
Plant, property and equipment, net		45,046,012		103,336,105		163,154,248		53,108,253		45,200,786		25,791,457		35,176,900		1,630,494		27,990,017				500,434,272
Goodwill		9,468,188		103,823		29,435,809		2,112,690		15,642,979		5,082,613		4,740,253		1,469,387		31,650,117				99,705,859
Trademarks, net		11,882				736,803		53,193				1,596		134,009				205,832				1,143,315
Licenses and rights, net		4,693,796		161,629		25,512,676		1,331,605		3,220,881		4,300,618		2,650,808				2,180,417				44,052,430
Investment in associated companies		82,966,158		1,523,525		681		205,525		18,816				16,782						(11,615,202)		73,116,285
Liabilities by segments		496,054,819		143,884,994		168,454,045		63,320,536		38,459,314		20,608,834		26,307,510		19,042,295		30,985,410		(274,281,320)		732,836,437

At December 31, 2013:
Operating revenues		193,177,520		105,869,082		199,886,587		61,520,550		74,210,133		45,113,018		24,219,185		77,166,979		25,508,554		(20,570,587)		786,101,021
Depreciation and amortization		11,405,254		16,645,362		38,247,324		7,241,569		9,248,385		5,035,188		8,377,356		509,104		4,825,291				101,534,833
Operating income (loss)		78,761,006		20,038,136		11,101,318		6,173,734		21,351,301		11,910,251		(1,129,337)		938,885		4,478,012		634,450		154,257,756
Interest income		12,058,650		166,672		1,655,190		2,948,225		897,567		766,272		154,830		130,229		300,688		(12,833,000)		6,245,323
Interest expense		29,787,463		2,988,604		7,517,536		1,222,657		476,135		232,765		148,356		121		43,194		(12,067,137)		30,349,694
Income tax		9,510,280		6,010,974		(816,879)		3,317,959		6,461,978		4,592,131		(115,610)		39,182		1,392,716				30,392,731
Equity interest in net income (loss) of associated companies		39,085		(11,029)		(4,122)		12,806										(458)				36,282
Net profit attributable to parent		48,128,000		7,872,632		(4,677,533)		964,798		12,630,598		7,826,900		(1,132,279)		1,192,188		1,520,279		299,396		74,624,979
Assets by segment		848,465,485		139,142,892		307,736,000		89,424,062		104,248,636		73,556,522		52,129,267		23,343,580		65,984,117		(678,438,128)		1,025,592,433
Plant, property and equipment, net		60,814,974		96,194,388		163,202,395		49,863,386		44,167,846		24,348,547		34,133,513		1,831,731		26,550,171				501,106,951
Goodwill, net		10,625,643		103,823		22,483,916		1,944,142		14,402,035		5,046,380		4,757,332		1,472,896		31,650,117				92,486,284
Trademarks, net		10,708		371,324		565,583		22,905				143		5				195,638				1,166,306
Licenses and rights, net		4,372,216		131,939		19,138,690		1,342,555		3,518,872		3,750,190		2,607,825				2,191,545				37,053,832
Investment in associated companies		98,594,805		1,575,687		24,566		162,562		25,276				16,651						(11,512,523)		88,887,024
Liabilities by segments		591,193,076		114,351,892		187,788,294		66,706,964		35,838,774		23,281,476		24,398,597		20,546,879		23,411,304		(272,225,900)		815,291,356

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru
(4)	Central America includes Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua and Panama
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic and Puerto Rico

22. Components of other comprehensive income

An analysis of the components of the other comprehensive income as of December 31, 2011, 2012 and 2013 is as follows:

	2011		2012		2013
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	(276,748)	Ps.	(253,428)	Ps.	(741,321)
Translation effect of foreign subsidiaries		10,358,985		(32,899,915)		(26,485,343)
Remeasurement of defined benefit plan, net of deferred taxes		(15,681,072)		2,377,006		(2,289,811)
Non-controlling interest of the items above		(885,054)		(444,290)		(550,586)

Other comprehensive income (loss)	Ps.	6,483,889	Ps.	(31,220,627)	Ps.	(30,067,061)

23. Subsequent Events

a) On January 16, 2014, the Company, through its subsidiary Tracfone Wireless Inc., acquired the assets of Start Wireless Group, Inc. (known commercially as “Page Plus”), a mobile virtual network operator located in the U.S. Page Plus provides services to approximately 1.4 million subscribers and offers prepaid plans for voice, SMS and data services. The amount paid for these assets was approximately US$120,000.

b) On March 7, 2014 the Company received a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) which determined that an economic interest group comprised of AMX and its operating subsidiaries, including Radiomóvil Dipsa, S.A de C.V. (“Telcel”) and Teléfonos de México, S.A.B. de C.V. (“Telmex”), as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., constitutes the preponderant economic agent in the telecommunications market, and which imposed certain asymmetrical regulations, among which are the following:

(i)	Interconnection: Regulation of interconnection, including the imposition of (a) asymmetric rates to be determined by the IFT; and (b) an interconnection framework agreement (convenio marco de interconexión);

(ii)	Sharing of Infrastructure: Regulation of other operators’ access to and use of the Company’s passive infrastructure, including towers, sites, ducts and rights of way, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a long-run average incremental costs methodology;

(iii)	Local Loop Unbundling: Regulation of local loop unbundling, including the imposition of rates to be determined by the IFT using a long-run average incremental cost methodology;

(iv)	Leasing of Dedicated Links: Regulation of dedicated-link leasing for interconnection services and local, domestic and international long distance services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a retail minus methodology, except for dedicated-link leasing for interconnection services, where a long-run average incremental costs methodology will be used for determining the applicable rates;

(v)	Roaming: Regulation of the provision of wholesale roaming services, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a long-run average incremental costs methodology;

(vi)	Elimination of National Roaming Charges: The elimination of national roaming charges to the Company’s subscribers;

(vii)	Mobile Virtual Operators: Regulation of mobile virtual network operators’ access to services provided by the Company to its subscribers, at rates to be negotiated amongst the operators and, where agreement cannot be reached, to be determined by the IFT using a retail minus methodology;

(viii)	Certain Obligations on the Provision of Retail Services: Certain rates for the provision of telecommunications services to the Company’s subscribers shall be subject to rate control and/or authorization by the IFT, using a series of methodologies related to maximum prices and replicability tests that are currently under analysis. The measures also impose a series of obligations relating to the sale of services and products, including the obligation to offer individually all services that are offered under a bundle scheme; limited exclusivity on handsets and tablets; and the obligation to unlock handsets;

(ix)	Content: Regulation of content, including the prohibition on acquiring transmission rights for any territory within Mexico on an exclusive basis with respect to relevant content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals and any other event where large audiences are expected at a national or regional level; and

(x)	Information and Quality of Service Obligations: Several obligations related to information and quality of service, including the publication of a series of reference terms (ofertas públicas de referencia) for wholesale and interconnection services that are subject to the asymmetric regulations imposed by the IFT, and rules regarding accounting separation.

The resolution issued by the IFT is currently being analyzed by AMX and its subsidiaries from an economic, technical, regulatory, operating and business perspective in order to be able to evaluate its effects.

c) On March 18, 2014, the Company reported that its Board of Directors decided to submit a proposal to the shareholders during the ordinary shareholders’ meeting expected to be held on April 28, 2014 to (i) pay a cash dividend of Ps.0.24 from the consolidated CUFIN account, payable in two installments, to the holders of the Company’s series “AA”, “A” and “L” shares that were outstanding at the dividend payment date (including the preferential dividend corresponding to “L” series shares), subject to subsequent share repurchase or reissue adjustments, among other corporate events that could vary the number of outstanding shares at the payment date of the dividend; and (ii) allocate Ps.30,000,000 for share repurchases in conformity with Article 56 of the Mexican Securities Trading Act.

d) On March 28, 2014 the IFT issued a resolution, whereby AMX’s rates will be determined asymmetrically for interconnection, termination and transit services, with respect to mobile and fixed services provided by Telcel and Telmex, as applicable, beginning April 6, 2014 through December 31, 2014.

This resolution was issued by the IFT following a prior resolution in which the Institute determined that an economic interest group comprised of AMX and its operating subsidiaries, including Telmex and Telcel, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., constitutes the dominant operator in the telecommunications sector, and in which the IFT imposed specific asymmetric measures.

The asymmetrical rates that apply to Telmex’s services during the period from April 6, 2014 to December 31, 2014 are as follows:

•	Interconnection within the same regional node: Ps.0.02015 per minute

•	Interconnection between regional nodes that depend on a national node: Ps.0.02258 per minute

•	Interconnection between regional nodes that depend on different national nodes: Ps.0.02340 per minute

•	Traffic within the same regional node: Ps.0.00864 per minute

•	Transit between regional nodes that depend on a national node: Ps.0.01108 per minute

•	Transit between regional nodes which depend on different national nodes: Ps.0.01190 per minute

The asymmetrical rates that apply to Telcel’s termination services (for voice and SMS) during the period from April 6, 2014 to December 31, 2014 are as follows:

•	Termination for mobile users under “calling party pays” arrangements: Ps.0.2045

•	Termination rate for short messages (SMS) sent by mobile users: Ps.0.0391

This resolution was issued by the IFT in its capacity as an independent Constitutional body after a bill was submitted to Congress to establish the new Federal Law on Telecommunications and Broadcasting, and the resolution represents a substantial reduction in interconnection, termination and transit rates compared to other operators in Mexico. Management believes fees referred to in the resolution are comparatively lower than those prevailing for the same services in most countries in the world.

e) In April 2014, the Company filed a challenge (juicio de amparo) to the decision issued by the IFT, through which it determined that an economic interest group comprised of AMX and its operating subsidiaries, including Telmex and Telcel, as well as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., constitutes the dominant operator in the telecommunications sector, and through which the IFT imposed specific asymmetric measures. AMX operating subsidiaries Telmex and Telcel also filed challenges to the resolution.

f) In March 2014, the Company purchased shares representing 3.1% of the outstanding shares of Telekom Austria from Inmobiliaria Carso and Control Empresarial de Capitales, S.A. de C.V, which may be deemed for certain purposes to be under common control with the Company. As a result, as of March 31, 2014 the Company directly or indirectly owns 26.8% of Telekom Austria’s outstanding shares.

g) On April 23, 2014, the Company entered into a shareholders’ agreement (the “Shareholders Agreement”) with Telekom Austria’s largest shareholder, Österreichische Industrieholding AG (“ÖIAG”). The Shareholders Agreement is subject to certain regulatory approvals. As a result of signing the Shareholders’ Agreement, the Company is required by Austrian law to purchase all the outstanding shares of Telekom Austria not held by the Company, ÖIAG or Telekom Austria (the TA Offer). Under the terms of the Shareholders’ Agreement, the Company and ÖIAG have agreed to vote in favor of, and contribute to, a capital increase for Telekom Austria of €1 billion. The capital increase is subject to the closing of the TA Offer.

24. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2012 and 2013 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2013 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	At December 31, 2012, restated
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	27,269,924	Ps.	1,325,939	Ps.	16,891,337			Ps.	45,487,200
Accounts receivable, net		75,389,317		12,096,177		35,500,209				122,985,703
Related parties		138,169,930		27,703,098		192,498,010	Ps.	(357,681,985)		689,053
Inventories, net		553,334		11,116,645		17,057,888		(30,047)		28,697,820
Other current assets				703,717		10,567,746				11,271,463
Plant, property and equipment, net		11,154,013		21,379,116		467,901,143				500,434,272
Investments in associated companies and others		513,502,840		112,103,513		91,822,348		(644,312,416)		73,116,285
Intangible assets and other non-current assets, net		4,851,377		10,642,576		189,508,934				205,002,887

Total assets	Ps.	770,890,735	Ps.	197,070,781	Ps.	1,021,747,615	Ps.	(1,002,024,448)	Ps.	987,684,683

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	6,165,849			Ps.	7,921,521	Ps.	(465,564)	Ps.	13,621,806
Current liabilities		159,964,142	Ps.	176,074,489		249,411,871		(353,390,846)		232,059,656
Long-term debt		355,666,397				48,381,885				404,048,282
Other non-current liabilities		3,516,876		2,320,277		81,125,163		(3,855,623)		83,106,693

Total liabilities		525,313,264		178,394,766		386,840,440		(357,712,033)		732,836,437

Equity attributable to equity holders of parent company		245,577,471		18,676,015		606,636,548		(625,312,563)		245,577,471
Non-controlling interest						28,270,627		(18,999,852)		9,270,775

Total equity		245,577,471		18,676,015		634,907,175		(644,312,415)		254,848,246

Total liabilities and equity	Ps.	770,890,735	Ps.	197,070,781	Ps.	1,021,747,615	Ps.	(1,002,024,448)	Ps.	987,684,683

	At December 31, 2013
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	15,818,207	Ps.	1,227,994	Ps.	31,117,349			Ps.	48,163,550
Accounts receivable, net		44,885,269		12,962,566		80,494,138				138,341,973
Related parties		147,109,666		15,509,108		165,344,115	Ps.	(326,616,497)		1,346,392
Inventories, net		448,408		19,933,734		16,373,268		(36,457)		36,718,953
Other current assets				607,696		11,519,504				12,127,200
Plant, property and equipment, net		8,852,264		36,416,986		455,837,701				501,106,951
Investments in associated companies and others		610,075,358		109,257,851		96,096,875		(726,543,060)		88,887,024
Intangible assets and other non-current assets, net		6,925,695		12,869,281		179,105,414				198,900,390

Total assets	Ps.	834,114,867	Ps.	208,785,216	Ps.	1,035,888,364	Ps.	(1,053,196,014)	Ps.	1,025,592,433

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	14,228,350			Ps.	12,216,885	Ps.	(603,757)	Ps.	25,841,478
Current liabilities		186,048,150	Ps.	199,125,611		184,541,352		(321,601,637)		248,113,476
Long-term debt		425,530,317				38,948,049				464,478,366
Other non-current liabilities		5,907,439		2,486,212		72,911,945		(4,447,560)		76,858,036

Total liabilities		631,714,256		201,611,823		308,618,231		(326,652,954)		815,291,356

Equity attributable to equity holders of parent company		202,400,611		7,173,393		717,119,500		(724,292,893)		202,400,611
Non-controlling interest						10,150,633		(2,250,167)		7,900,466

Total equity		202,400,611		7,173,393		727,270,133		(726,543,060)		210,301,077

Total liabilities and equity	Ps.	834,114,867	Ps.	208,785,216	Ps.	1,035,888,364	Ps.	(1,053,196,014)	Ps.	1,025,592,433

Condensed Consolidating Statements of Comprehensive Income

For the year ended December 31, 2011 (restated)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	102,598,076	Ps.	127,108,045	Ps.	590,431,027	Ps.	(130,170,836)	Ps.	689,966,312
Total cost and operating expenses		57,092,568		116,587,293		488,263,365		(129,583,017)		532,360,209

Operating (loss) income		45,505,508		10,520,752		102,167,662		(587,819)		157,606,103
Interest (expense) income, net		(6,537,358)		(9,675,128)		2,278,785		(4,005)		(13,937,706)
Foreign currency exchange (loss) gain, net		(19,497,182)		(646,502)		(2,251,032)				(22,394,716)
Other financing cost, net		2,433,267				2,342,530		(28,531)		4,747,266
Taxes on profits		9,316,862		1,223,610		29,205,395				39,745,867
Equity interest in net income of associated companies		70,457,825		1,350,663		326,175		(70,210,666)		1,923,997

Net profit (loss) for year	Ps.	83,045,198	Ps.	326,175	Ps.	75,658,725	Ps.	(70,831,021)	Ps.	88,199,077

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	83,045,198	Ps.	326,175	Ps.	68,119,592	Ps.	(68,445,767)	Ps.	83,045,198
Non-controlling interest						7,539,133		(2,385,254)		5,153,879

Net profit (loss)	Ps.	83,045,198	Ps.	326,175	Ps.	75,658,725	Ps.	(70,831,021)	Ps.	88,199,077

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	10,358,985	Ps.	2,235,365	Ps.	10,353,947	Ps.	(12,486,690)	Ps.	10,461,607
Effect of fair value of derivatives, net of deferred taxes		(276,748)				(190,559)		149,709		(317,598)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(15,681,072)				(16,627,898)		15,681,072		(16,627,898)

Total other comprehensive income items for the period		(5,598,835)		2,235,365		(6,464,510)		3,344,091		(6,483,889)

Total comprehensive income for the period	Ps.	77,446,363	Ps.	2,561,540	Ps.	69,194,215	Ps.	(67,486,930)	Ps.	81,715,188

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	77,446,363	Ps.	2,561,540	Ps.	64,925,390	Ps.	(67,486,930)	Ps.	77,446,363
Non-controlling interests						4,268,825				4,268,825

	Ps.	77,446,363	Ps.	2,561,540	Ps.	69,194,215	Ps.	(67,486,930)	Ps.	81,715,188

Condensed Consolidating Statements of Comprehensive Income

For the year ended December 31, 2012 (restated)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	158,576,797	Ps.	136,378,076	Ps.	618,561,116	Ps.	(138,446,344)	Ps.	775,069,645
Total cost and operating expenses		87,525,232		131,836,240		532,740,660		(138,182,467)		613,919,665

Operating (loss) income		71,051,565		4,541,836		85,820,456		(263,877)		161,149,980
Interest (expense) income, net		(15,945,879)		(10,030,650)		6,836,011		2,522		(19,137,996)
Foreign currency exchange (loss) gain, net		14,182,855		1,640,474		(8,428,175)				7,395,154
Other financing cost, net		(919,171)				(11,620,355)		3,818		(12,535,708)
Taxes on profits		16,473,632		442,558		29,067,262				45,983,452
Equity interest in net income of associated companies		39,092,832		879,423		(3,411,474)		(35,799,420)		761,361

Net profit (loss) for year	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	40,129,201	Ps.	(36,056,957)	Ps.	91,649,339

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	35,037,764	Ps.	(31,626,289)	Ps.	90,988,570
Non-controlling interest						5,091,437		(4,430,668)		660,769

Net profit (loss)	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	40,129,201	Ps.	(36,056,957)	Ps.	91,649,339

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years
Effect of translation of foreign entities	Ps.	(32,899,915)	Ps.	(4,822,249)	Ps.	(32,512,828)	Ps.	36,813,888	Ps.	(33,421,104)
Effect of fair value of derivatives, net of deferred taxes		(253,428)				(435,458)		449,722		(239,164)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		2,377,006				2,439,641		(2,377,006)		2,439,641

Total other comprehensive income items for the period		(30,776,337)		(4,822,249)		(30,508,645)		34,886,604		(31,220,627)

Total comprehensive income for the period	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,620,556	Ps.	(1,170,353)	Ps.	60,428,712

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,404,077	Ps.	(1,170,353)	Ps.	60,212,233
Non-controlling interests						216,479				216,479

	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,620,556	Ps.	(1,170,353)	Ps.	60,428,712

Condensed Consolidating Statements of Comprehensive Income

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,392,370	Ps.	147,484,740	Ps.	634,406,203	Ps.	(173,182,292)	Ps.	786,101,021
Total cost and operating expenses		103,305,197		145,880,447		552,650,315		(169,992,694)		631,843,265

Operating (loss) income		74,087,173		1,604,293		81,755,888		(3,189,598)		154,257,756
Interest (expense) income, net		(19,499,075)		(10,232,219)		5,715,815		(88,892)		(24,104,371)
Foreign currency exchange (loss) gain, net		(5,715,711)		(205,605)		(13,689,149)				(19,610,465)
Other financing cost, net		4,407,649				(9,633,565)		13,933		(5,211,983)
Taxes on profits		9,420,673		(1,473,226)		22,445,284				30,392,731
Equity interest in net income of associated companies		30,765,616		(41,170)		(7,401,474)		(23,286,690)		36,282

Net profit (loss) for year	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	33,737,205	Ps.	(26,335,730)	Ps.	74,624,979
Non-controlling interest						565,026		(215,517)		349,509

Net profit (loss)	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years
Effect of translation of foreign entities	Ps.	(26,485,343)	Ps.	(3,442,578)	Ps.	(26,485,343)	Ps.	29,524,982	Ps.	(26,888,282)
Effect of fair value of derivatives, net of deferred taxes		(741,321)		(658,570)		(833,613)		1,492,764		(740,740)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(2,289,811)				(3,874,354)		3,726,126		(2,438,039)

Total other comprehensive income items for the period		(29,516,475)		(4,101,148)		(31,193,310)		34,743,872		(30,067,061)

Total comprehensive income for the period	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,309,998	Ps.	8,192,625	Ps.	45,108,504
Non-controlling interests						(201,077)				(201,077)

	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2011 (restated)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	92,362,060	Ps.	1,549,785	Ps.	104,864,120	Ps.	(70,831,021)	Ps.	127,944,944
Non-cash items		(58,286,212)		13,623,630		107,372,061		70,214,525		132,924,004
Changes in working capital:		67,986,792		1,647,322		(137,882,656)		620,353		(67,628,189)

Net cash flows (used in) provided by operating activities		102,062,640		16,820,737		74,353,525		3,857		193,240,759

Investing activities:
Acquisition of plant, property and equipment		(3,561,842)		(5,360,109)		(111,271,237)				(120,193,188)
Acquisition of licenses						(993,692)				(993,692)
Dividends received		80,074,790				1,379,999		(81,454,789)
Investment in associates and business combinations		(123,626,353)		(991,358)		(1,279,701)		123,626,353		(2,271,059)
Proceeds from fixed asset sales						38,312				38,312

Net cash flows provided by (used in) investing activities		(47,113,405)		(6,351,467)		(112,126,319)		42,171,564		(123,419,627)

Financing activities:
Bank loans, net		61,811,634				(15,803,025)				46,008,609
Acquisition of no controlling interest		(64,458,586)				(3,005,784)				(67,464,370)
Interest paid		(9,487,535)		(7,955,780)		(623,978)				(18,067,293)
Paid-In capital						123,626,353		(123,626,353)
Repurchase of shares and others		(52,368,010)				(1,358,774)				(53,726,784)
Payment of dividends		(13,807,550)		(1,379,999)		(83,306,363)		81,450,932		(17,042,980)
Financial instruments						3,158,678				3,158,678

Net cash flows (used in) provided by financing activities		(78,310,047)		(9,335,779)		22,687,107		(42,175,421)		(107,134,140)

Net (decrease) increase in cash and cash equivalents		(23,360,812)		1,133,491		(15,085,687)				(37,313,008)
Adjustment to cash flow for exchange rate differences						498,539				498,539
Cash and cash equivalents at beginning of the period		52,558,770		878,843		42,500,852				95,938,465

Cash and cash equivalents at end of the period	Ps.	29,197,958	Ps.	2,012,334	Ps.	27,913,704			Ps.	59,123,996

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2012 (Restated)

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	107,462,202	Ps.	(2,968,917)	Ps.	69,196,463	Ps.	(36,056,957)	Ps.	137,632,791
Non-cash items		(17,700,336)		13,469,502		89,101,098		35,803,277		120,673,541
Changes in working capital:		(142,895,497)		9,638,378		81,315,870		239,272		(51,701,977)

Net cash flows (used in) provided by operating activities		(53,133,631)		20,138,963		239,613,431		(14,408)		206,604,355

Investing activities:
Acquisition of plant, property and equipment		17,059		(9,869,257)		(112,103,749)				(121,955,947)
Acquisition of licenses						(7,830,248)				(7,830,248)
Dividends received		26,421,133				(571,187)		(25,278,759)		571,187
Acquisition of investment in associates and business combination		(8,060,283)				(73,849,936)		8,060,283		(73,849,936)
Proceeds from fixed asset sales						58,006				58,006
Net cash flows provided by (used in) investing activities						5,378,807				5,378,807

		18,377,909		(9,869,257)		(188,918,307)		(17,218,476)		(197,628,131)
Financing activities:
Bank loans, net		89,462,233				(46,721,960)				42,740,273
Acquisition of no controlling interest		(10,871,455)				(181,219)				(11,052,674)
Interest paid		(12,868,552)		(7,036,101)		(1,425,138)				(21,329,791)
Paid-In capital						8,060,283		(8,060,283)
Repurchase of shares and others		(17,836,724)								(17,836,724)
Payment of dividends		(15,057,814)		(3,920,000)		(21,700,000)		25,293,167		(15,384,647)
Financial instruments						5,003,187				5,003,187

Net cash flows (used in) provided by financing activities		32,827,688		(10,956,101)		(56,964,847)		17,232,884		(17,860,376)

Net (decrease) increase in cash and cash equivalents		(1,928,034)		(686,395)		(6,269,723)				(8,884,152)
Adjustment to cash flow for exchange rate differences						(4,752,644)				(4,752,644)
Cash and cash equivalents at beginning of the period		29,197,958		2,012,334		27,913,704				59,123,996

Cash and cash equivalents at end of the period	Ps.	27,269,924	Ps.	1,325,939	Ps.	16,891,337			Ps.	45,487,200

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	84,045,652	Ps.	(8,874,701)	Ps.	56,747,515	Ps.	(26,551,247)	Ps.	105,367,219
Non-cash items		43,845,079		15,791,372		63,265,973		23,286,691		146,189,115
Changes in working capital:		(34,873,415)		7,885,804		(40,043,987)		3,264,556		(63,767,042)

Net cash flows (used in) provided by operating activities		93,017,316		14,802,475		79,969,501				187,789,292

Investing activities:
Acquisition of plant, property and equipment		69,274		(16,044,251)		(102,441,309)				(118,416,286)
Acquisition of licenses						(3,334,464)				(3,334,464)
Dividends received						212,394				212,394
Acquisition of non-controlling interest		(341,966)				(1,730,588)		341,966		(1,730,588)
Fixed asset sales						44,045				44,045
Acquisition of investments in associates and business combination						(15,366,062)				(15,366,062)

Net cash flows provided by (used in) investing activities						4,299,360				4,299,360

		(272,692)		(16,044,251)		(118,316,624)		341,966		(134,291,601)
Financing activities:
Bank loans, net		70,907,667				(5,317,148)				65,590,519
Acquisition of no controlling interest		(72,016,331)				69,448,722				(2,567,609)
Interest paid		(16,839,948)		1,143,831		(6,958,002)				(22,654,119)
Paid-In capital						341,966		(341,966)
Repurchase of shares and others		(70,745,785)								(70,745,785)
Payment of dividends		(15,501,944)				(220,632)				(15,722,576)
Financial instruments						(546,770)				(546,770)

Net cash flows (used in) provided by financing activities		(104,196,341)		1,143,831		56,748,136		(341,966)		(46,646,340)

Net (decrease) increase in cash and cash equivalents		(11,451,717)		(97,945)		18,401,013				6,851,351
Adjustment to cash flow for exchange rate differences						(4,175,001)				(4,175,001)
Cash and cash equivalents at beginning of the period		27,269,924		1,325,939		16,891,337				45,487,200

Cash and cash equivalents at end of the period	Ps.	15,818,207	Ps.	1,227,994	Ps.	31,117,349			Ps.	48,163,550