Form 20-F
period 2014-12-31
AMERICA MOVIL SAB DE CV/
filed 2015-05-01
CIK 1129137

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2014

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

11529, México, D.F., México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
A Shares, without par value	NASDAQ National Market
L Shares, without par value	New York Stock Exchange
2.375% Senior Notes Due 2016	New York Stock Exchange
5.625% Notes Due 2017	New York Stock Exchange
5.000% Senior Notes Due 2019	New York Stock Exchange
5.000% Senior Notes Due 2020	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
6.375% Notes Due 2035	New York Stock Exchange
6.125% Notes Due 2037	New York Stock Exchange
6.125% Senior Notes Due 2040	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange
Floating Rate Senior Notes Due 2016	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2014:

23,384 million	AA Shares
649 million	A Shares
44,120 million	L Shares

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

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.14.7348 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2014, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

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

	For the year ended December 31,
	2010		2011		2012		2013		2014		2014
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:
Operating revenues	Ps.	629,889	Ps.	689,966	Ps.	775,070	Ps.	786,101	Ps.	848,262	U.S.$	57,635
Operating costs and expenses		478,959		532,360		613,920		631,843		691,708		46,997
Depreciation and amortization		91,071		93,997		103,585		101,535		114,994		7,813
Operating income		150,930		157,606		161,150		154,258		156,554		10,638
Net profit	Ps.	98,905	Ps.	88,199	Ps.	91,649	Ps.	74,974	Ps.	47,498	U.S.$	3,227

Net profit attributable to:
Equity holders of the parent	Ps.	91,123	Ps.	83,045	Ps.	90,988	Ps.	74,625	Ps.	46,146	U.S.$	3,135
Non-controlling interests		7,782		5,154		661		349		1,352		92

Net profit	Ps.	98,905	Ps.	88,199	Ps.	91,649	Ps.	74,974	Ps.	47,498	U.S.$	3,227

Earnings per share:
Basic	Ps.	1.15	Ps.	1.06	Ps.	1.19	Ps.	1.02	Ps.	0.67	U.S.$	0.05
Diluted	Ps.	1.15	Ps.	1.06	Ps.	1.19	Ps.	1.02	Ps.	0.67	U.S.$	0.05
Dividends declared per share(1)	Ps.	0.16	Ps.	0.18	Ps.	0.20	Ps.	0.22	Ps.	0.24	U.S.$	0.016
Weighted average number of shares outstanding (millions):
Basic		79,020		78,599		76,111		72,866		69,254
Diluted		79,020		78,599		76,111		72,866		69,254

	As of December 31,
	2010		2011		2012		2013		2014		2014
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:
Property, plant and equipment, net	Ps.	411,820	Ps.	466,087	Ps.	500,434	Ps.	501,107	Ps.	595,596	U.S.$	40,467
Total assets		863,083		939,603		987,685		1,025,592		1,278,357		86,856
Short-term debt and current portion of long-term debt		9,039		26,643		13,622		25,841		57,806		3,928
Long-term debt		294,060		353,975		404,048		464,478		545,949		37,094
Total equity		293,411		236,461		254,848		210,301		234,639		15,943
Capital stock		96,433		96,420		96,415		96,392		96,383		6,549
Number of outstanding shares (millions):
AA Shares		23,424		23,424		23,424		23,424		23,384
A Shares		786		756		712		681		649
L Shares		56,136		52,810		51,703		46,370		44,120
Ratio of Earnings to Fixed Charges(2)		6.8		5.6		5.4		3.9		3.5

(1)	Figures provided represent the annual dividend declared at the general shareholders’ meeting. For information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8.
(2)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income of associates, during the period.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Board of Governors of the Federal Reserve System, expressed in pesos per U.S. dollar.

Period	High	Low	Average(1)	Period End
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013	13.4330	11.9760	12.8574	13.0980
2014	14.7940	12.8455	13.3700	14.7500
October	13.5727	13.3940	13.4795	13.4825
November	13.9210	13.5360	13.6148	13.9210
December	14.7940	13.9355	14.5205	14.7500
2015
January	15.0050	14.5640	14.6972	15.0050
February	15.1025	14.7480	14.9170	14.9390
March	15.5815	14.9330	15.2374	15.2450
April (through April 24)	15.4275	14.8025	15.1770	15.3825

(1)	Average of month-end rates.

On April 24, 2015, the noon buying rate published by the Board of Governors of the Federal Reserve System was Ps.15.3825 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this annual report constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

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

New Legal Framework for the Regulation of Telecommunications Services in Mexico

Mexico developed a new legal framework for the regulation of telecommunications and broadcasting services, based on a package of constitutional amendments enacted in June 2013 and implementing legislation enacted in July 2014. The new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”) issued a resolution in March 2014, determining that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and imposing certain asymmetric regulations on our Mexican fixed-line and wireless businesses. The Mexican President signed into law and the Mexican Congress approved implementing legislation effecting the constitutional amendments in July 2014 which, among other things, eliminated domestic long-distance call charges for fixed-line and wireless services provided by all carriers in Mexico and prohibited us from charging interconnection rates. We are contesting the IFT’s preponderant economic agent determination and the imposition of asymmetric regulations, but the existing measures are in effect while our challenge is pending and failure to comply with the new legal framework may result in material fines as well as restrictions on our operations and our ability to enter into new markets, such as broadcasting and Pay TV. The long-term effects of the IFT measures and the implementing legislation could be adverse to our interests in significant respects and could materially adversely affect our business and results of operations.

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

See “Regulation” under Item 4, “Legal Proceedings” under Item 8 and Note 20 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, Mexico has developed a new legal framework that aims to promote competition and investment in the telecommunications sector by imposing asymmetric regulation upon economic agents deemed “preponderant.” Furthermore, in the countries in which we operate outside of Mexico, we could face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. For example, Mexico has developed a new legal framework for the regulation of the telecommunications sector that imposes asymmetric measures on preponderant economic agents. Any such new regulation could have a material adverse effect on our operations.

We must continue to acquire additional radio spectrum capacity and upgrade our existing networks in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services, not only for our global system for mobile communications (“GSM”), universal mobile telecommunications systems (“UMTS”) and long term evolution (“LTE”) networks, but also for the deployment of new generation networks to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

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

Our concessions and licenses are for fixed terms, and conditions may be imposed on their renewal

Our concessions and licenses have specified terms, ranging typically from 5 to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. For example, we currently face upcoming renewal of our Band B concession covering the Mexico City area that will expire in October 2015. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. If our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally at fair market value, although certain jurisdictions provide for other valuation methodologies.

In addition, the regulatory regimes and laws of the jurisdictions in which we operate permit the government to revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

We continue to look for acquisition opportunities, and any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition

We continue to look for investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. Any future acquisitions, and related financing and acquired indebtedness, could have a material effect on our business, results of operations and financial condition, but we cannot provide assurance that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that, if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Item 4 and in Note 20 to our audited consolidated financial statements included in this annual report.

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Mexico, Brazil and Ecuador. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in Note 20 to our audited consolidated financial statements included in this annual report.

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

Cyber-attacks or other breaches of network or information technology security could have an adverse effect on our business

Cyber-attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our fixed-line or wireless networks as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other communications providers. In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Cyber-attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access to companies, have increased in frequency, scope and potential harm in recent years. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. The costs associated with a major cyber-attack on us could include increased expenditures on cyber security measures, litigation, damage to our reputation, lost revenues from business interruption and the loss of existing customers and business partners. In addition, if we fail to prevent the theft of valuable information such as financial data and sensitive information about us, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or information technology security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.6% for the year ended December 31, 2013 and 3.8% for the year ended December 31, 2014. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We rely on key suppliers and vendors to provide equipment that we need to operate our business

We rely upon various key suppliers and vendors, including Apple, Samsung, TCL Communication Technology (Alcatel-OneTouch), Sony (formerly, Sony-Ericsson), LG, Huawei, Microsoft (formerly, Nokia), Alcatel-Lucent, Ericsson and ZTE to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy requirements under our concessions.

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

We may fail to realize the benefits anticipated from acquisitions, divestments and significant investments we make from time to time

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions, divestments and significant investments may not be achieved as expected, or may be delayed. Our divestments, like the spin-off of our Mexican tower business, may also adversely affect our prospects. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may suffer.

Risks Relating to the Telecommunications Industry Generally

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed-line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

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

Developments in the telecommunications sector have resulted, and may result, in substantial write-downs of the carrying value of certain of our assets

Where the circumstances require, we review the carrying value of each of our assets, subsidiaries, and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Impairment of Long-Lived Assets” under Item 5.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

Based on reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, a member of our Board of Directors, together with his sons and daughters (together, the “Slim Family”), including his two sons who are co-chairs of our Board of Directors, Patrick Slim Domit and Carlos Slim Domit, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. The interests of the Slim Family may diverge from the interests of our other investors.

We have significant transactions with affiliates

We engage in different transactions with certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), which may be deemed for certain purposes to be under common control with América Móvil. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

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

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under our bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement and, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil. Rights to purchase shares in these circumstances are known as preemptive rights. Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares. We may not be legally permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

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

Risks Relating to Developments in Mexico and Other Countries

Economic, political and social conditions in Latin America, the United States, the Caribbean and Europe may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly in Mexico, Brazil, Colombia, Central America, the United States and Europe. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

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

Adverse economic, political and social conditions in Latin America, the United States, the Caribbean or in Europe may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisition efforts, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets. For example, our results of operations were adversely affected by weak economic conditions in Mexico and Brazil in 2014, and may be so affected again in the future.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2013, changes in currency exchange rates led us to report net foreign exchange losses of Ps.19.6 billion. In 2014, we reported net foreign exchange losses of Ps. 28.6 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would interfere with or limit our ability to transfer funds between us and our subsidiaries

Major devaluation or depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could, however, institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established increasingly stringent restrictions on access to the foreign exchange market and the transfer of foreign currency outside Argentina. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions, and the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

Developments in other countries may affect the market price of our securities and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries, including the United States, the European Union (the “EU”) and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. Crises in the United States, the EU and emerging market countries may diminish investor interest in securities of Mexican issuers. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Item 4.	Information on the Company

GENERAL

History and Corporate Information

América Móvil, S.A.B. de C.V. (“América Móvil” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were established in September 2000 when Teléfonos de México, S.A.B. de C.V. (“Telmex”), a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its wireless operations in Mexico and other countries. We have made significant acquisitions throughout Latin America, the United States, the Caribbean and Europe, and we have also expanded our businesses organically. During 2010, we acquired control of Telmex and Telmex Internacional, S.A.B. de C.V. (currently, Telmex Internacional, S.A. de C.V., or “Telmex Internacional”) in a series of public tender offers. We continue to look for other investment opportunities in telecommunication companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Business Overview

We provide telecommunications services in 25 countries. We are the leading telecommunications services provider in Latin America ranking first in wireless, fixed-line, broadband, and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and in each of which we have the largest market share based on RGUs. We also have major wireless, fixed-line or Pay TV operations in 16 other countries in Latin America and 7 countries in Central and Eastern Europe. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of December 31, 2014.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed-line
Argentina	Claro	Wireless, Fixed-line
Austria	A1	Wireless, Fixed-line
Belarus	velcom	Wireless
Brazil	Claro	Wireless, Fixed-line, Pay TV
Embratel
NET
Bulgaria	Mobiltel	Wireless, Fixed-line
Chile	Claro	Wireless, Fixed-line, Pay TV
Colombia	Claro	Wireless, Fixed-line, Pay TV
Costa Rica	Claro	Wireless, Fixed-line, Pay TV
Croatia	Vipnet	Wireless, Fixed-line, Pay TV
Dominican Republic	Claro	Wireless, Fixed-line, Pay TV
Ecuador	Claro	Wireless, Fixed-line, Pay TV
El Salvador	Claro	Wireless, Fixed-line, Pay TV
Guatemala	Claro	Wireless, Fixed-line, Pay TV
Honduras	Claro	Wireless, Fixed-line, Pay TV
Macedonia	Vip Operator	Wireless, Fixed-line, Pay TV
Nicaragua	Claro	Wireless, Fixed-line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed-line, Pay TV
Puerto Rico	Claro	Wireless, Fixed-line, Pay TV
Serbia	Vip mobile	Wireless
Slovenia	Si.mobil	Wireless
Uruguay	Claro	Wireless
United States	TracFone, Straight Talk	Wireless

We intend to build on our position as the leader in integrated telecommunications services in Latin America and the Caribbean by continuing to expand our subscriber base, both by developing our existing businesses and by making strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize or network capabilities. See “Seasonality of our Business” under Item 5 for a discussion on the seasonality of our business.

The following table sets forth the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Fixed RGUs consist of fixed-lines, broadband accesses and Pay TV units (which include subscribers to our Pay TV services and, separately, to certain other digital services). The table includes total wireless subscribers and fixed RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements and in particular: (a) Southern Cone includes Argentina, Chile, Paraguay and Uruguay; (b) Andean Region includes Ecuador and Peru; (c) Central America includes Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, (d) Caribbean includes the Dominican Republic and Puerto Rico; and (e) Europe includes Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

	December 31,
	2012	2013	2014
	(in thousands)
Wireless subscribers:
Mexico	70,366	73,505	71,463
Brazil	65,239	68,704	71,107
Colombia	30,371	28,977	29,775
Southern Cone	27,432	28,166	27,754
Andean Region	24,638	23,886	24,270
Central America	15,271	17,222	13,973
United States	22,392	23,659	26,006
Caribbean	5,848	5,764	5,092
Europe	—	—	20,008

Total wireless subscribers	261,557	269,883	289,448

Fixed RGUs:
Mexico	22,721	22,451	22,250
Brazil	28,586	32,683	36,096
Colombia	4,195	4,748	5,307
Southern Cone	1,508	1,714	1,826
Andean Region	1,120	1,343	1,576
Central America	3,896	4,261	4,606
Caribbean	2,165	2,244	2,347
Europe	—	—	4,402

Total Fixed RGUs	64,191	69,444	78,410

Our principal operations are described below. We operate in all of our geographic segments under the Claro brand, except in Mexico, the U.S. and Europe, as described below.

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the name Telcel, is the largest provider of wireless telecommunications services, based on the number of subscribers, on the fastest 3G and 4G LTE networks in Mexico.

•	Mexico Fixed-Line. Our subsidiary Telmex, which operates under that name, is the largest nationwide provider of fixed-voice and broadband services in Mexico based on the number of fixed RGUs.

•	Brazil. Our subsidiary Claro S.A. (“Claro Brasil”) provides wireless, fixed-line and Pay TV services under the brand names Claro, Embratel and NET. Claro Brasil became one of the leading providers of telecommunications services in Brazil, following a reorganization of our subsidiaries on December 31, 2014, in which our subsidiaries Embratel Participações S.A. (“Embrapar”), Empresa Brasileira de Telecomunicações (“Embratel”) and Net Serviços de Comunicação (“Net Serviços”) merged into Claro Brasil. We are the largest provider of telecommunications services in Brazil based on the number of RGUs.

•	Colombia. We provide integrated telecommunication services in Colombia, where we are the largest wireless service provider based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. We are the largest carrier of broadband and Pay TV services and the third largest carrier in fixed voice services, in each case based on the number of RGUs.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•	Andean Region. We provide wireless services, fixed-line telecommunications and Pay TV services in Peru and Ecuador. In Ecuador, we are the largest wireless operator and are making important inroads into fixed-line services. In Peru, we are the second largest operator in all business lines, based on the number of RGUs.

•	Central America. We provide wireless and fixed-line telecommunications and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama and Costa Rica.

•	United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It is one of the largest virtual network operators (“MVNO”) and operates under the brands TracFone, Straight Talk, SafeLink Wireless, Net10 Wireless and Simple Mobile.

•	Caribbean. We provide fixed-line telecommunications, wireless, broadband and Pay TV services in the Dominican Republic and Puerto Rico. In each country, we are one of the largest telecommunications services provider based on the number of RGUs.

•	Europe. Our subsidiary Telekom Austria AG (“Telekom Austria”) is a leading provider of wireless and fixed-line telecommunications services in Central and Eastern Europe. It is listed on the Vienna Stock Exchange.

For a list of certain other subsidiaries, see Exhibit 8.1 to this annual report.

Property, Plants and Equipment

See Note 10 to our audited consolidated financial statements.

Other Investments

We have a substantial investment in Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications and IT services provider in the Netherlands and is listed on the Amsterdam Stock Exchange (Euronext Amsterdam). In our audited consolidated financial statements, we account for KPN using the equity method.

Recent Developments

Telcel Tower Spin-off

In April 2015, a majority of the outstanding AA and A Shares, voting together at an extraordinary shareholders’ meeting, approved the spin-off of a new company that will own Telcel’s towers and certain related infrastructure used by its wireless operations in Mexico. The new company will be a Mexican corporation whose business will initially be to construct, install, maintain, operate and market, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, as well as to provide other services related directly or indirectly to the telecommunications sector. The implementation of the spin-off is subject to certain corporate, regulatory and governmental approvals.

Settlement with Axtel and Avantel

In March 2015, our subsidiaries Telcel, Telmex and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), reached a settlement agreement with Axtel, S.A.B. de C.V. and Avantel, S. de R.L. de C.V. (collectively, “Axtel”) to settle all disputes regarding termination rates and related interconnection matters. After accounting for the payment of all disputed and outstanding amounts related to mobile termination services, we made a net payment of Ps.950 million to Axtel as part of the settlement. Axtel concurrently signed agreements to become the first mobile MVNO to use Telcel’s network to provide mobile phone services and to access and share the passive infrastructure owned by Telmex in Mexico.

Fine Imposed on Telmex by the Instituto Federal de Telecomunicaciones

In January 2015, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) imposed a fine of Ps.14.4 million on Telmex for failing to file a notification of an alleged merger (concentración) with the IFT in November 2008, with respect to arrangements between Telmex and Dish México Holdings, S. de R.L. de C.V. and its related companies. Telmex has challenged the IFT’s resolution imposing such fine, since we believe such arrangements do not constitute a merger as defined by the IFT.

TracFone Settlement with the U.S. Federal Trade Commission

In January 2015, our subsidiary TracFone agreed to pay U.S.$40 million to settle with the U.S. Federal Trade Commission (“FTC”) and the plaintiffs to four civil class actions, in each case with respect to certain advertising practices for TracFone’s unlimited data plans. The funds will be used to provide refunds to consumers through a claims process that will be jointly administered by the FTC and the civil class plaintiffs’ counsel.

Acquisition of Spectrum in Four Countries

Between the months of October 2014 and February 2015, we paid a total of U.S.$1.8 billion to purchase additional spectrum to expand our 4G LTE and 3G networks in four countries: Brazil (20 MHz of spectrum in the 700 MHz band); Argentina (20 MHz of spectrum in the 1,700 MHz band and 30 MHz of spectrum in the 700 MHz band); Ecuador (20 MHz of spectrum in the 1,900 MHz band and 40 MHz of spectrum in the 1700 MHz-2100 band); and Puerto Rico (10 MHz of spectrum in the 1,700 MHz band).

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

As of December 31, 2014, we had approximately 71.5 million cellular subscribers, approximately 86.1% of which were prepaid customers, which represented a market share of 69.5%.

In 2014, our Mexico Wireless segment had revenues of Ps.195,710 million representing 23.1% of our consolidated revenues for such period. As of December 31, 2014, our Mexico Wireless operations represented approximately 24.7% of our total wireless subscribers, as compared to 27.2% at December 31, 2013.

The following table sets forth information regarding our Mexico Wireless segment’s subscriber base, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2012		2013		2014
ARPU (year ended)	Ps.	176	Ps.	167	Ps.	165
Subscribers (thousands):
Prepaid		61,756		64,112		61,507
Postpaid		8,610		9,393		9,956

Total		70,366		73,505		71,463

Market share		69.6%		70.2%		69.5%
MOUs (year ended)		265		273		266
Wireless churn rate (year ended)		3.7%		3.8%		4.3%

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

Telcel offers international roaming services to its subscribers through the networks of cellular service providers with which Telcel has entered into international roaming agreements around the world. In Mexico, Telcel also provides GSM, 3G and 4G LTE roaming services to customers of Telcel’s international roaming partners.

In connection with the provision of its voice services, in the past Telcel earned mobile termination revenues from calls to any of its subscribers that originated with another service provider. Telcel charged the service provider from whose network the call originates a mobile termination charge for the time Telcel’s network is used in connection with the call. Under the 2014 implementing legislation and the IFT’s determination that we are part of a group constituting a preponderant economic agent, Telcel is no longer able to charge other service providers any mobile termination rates. Telcel filed a challenge (juicio de amparo) against the IFT’s resolution, which is still pending. Similarly, Telcel must continue to pay mobile termination rates in respect of calls made by its subscribers to customers of other service providers and such rates are freely negotiated with such other providers See “Regulation—Mexico” and “Regulation—Mexico—Mexican Regulatory Proceedings—Mobile Termination Rates” under this Item 4 and Note 20 to our audited consolidated financial statements included in this annual report.

Value-Added Services

Telcel offers value-added services that include internet access, messaging, and other wireless entertainment and corporate services.

Telcel provides internet access through its GSM/EDGE, 3G and 4G LTE networks. Telcel’s internet services include roaming capability and wireless internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming, interactive applications and other internet services.

In addition, Telcel offers other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, VPN services, Oficina Móvil Telcel (a services suite designed to provide companies with productivity-enhancing applications), video calls, and Personal Communications Service (“PCS”). On our website, Claroideas, Telcel also offers a wide range of services and content such as video, music, games and other applications.

Handsets and Accessories

Telcel offers a variety of products as complements to its wireless services, including handsets, feature phones, smartphones, broadband cards, tablets and accessories such as chargers, headsets and batteries.

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

In 2014, our marketing efforts were mainly focused on promoting our 4G LTE network as well as a variety of rate plans, products and services throughout Mexico.

Sales and Distribution

Telcel markets its wireless services and products primarily through distributors located throughout Mexico, who sell Telcel’s services and products, including handsets, postpaid plans and prepaid cards, and receive commissions through approximately 19,274 points of sale. In addition, Telcel’s company-owned retail stores offer one-stop shopping for a variety of wireless services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. As of December 31, 2014, Telcel owned and operated 369 customer sales and service centers throughout Mexico and will continue to open new sales and service centers as necessary in order to offer its products directly to subscribers in more effective ways. In addition, Telcel has a dedicated corporate sales group to service the needs of its large corporate and other high-usage customers. For the year ended December 31, 2014, approximately 34.0% of Telcel’s sales of handsets were generated from cellular distributors, 39.0% from retail chains, 24.0% from company-owned stores, and 3.0% from direct sales to corporate accounts.

Billing and Collection

Telcel bills its postpaid customers through monthly invoices, which detail itemized charges. Customers may pay their bills through pre-authorized debit or credit charges, in person at banks and at Telcel’s and other designated retail stores and electronically through the internet websites of Telcel and of banks.

Before IFT’s determination that we are part of a group constituting a preponderant economic agent, if a postpaid customer’s payment was overdue, all services could be suspended temporarily until full payment for all outstanding charges was received. If the subscriber’s payment was more than 60 days past due, all services could be discontinued permanently. As a result of IFT’s determination of preponderance, we are no longer permitted to make any suspensions to any telecommunications services other than data services.

Accounts that are more than 90 days past due are considered doubtful accounts.

A prepaid customer who purchases airtime credit has between 10 and 60 days, depending on the amount purchased, to use the airtime. After 30 or 60 days, depending on the amount purchased, the customer can no longer use that airtime for outgoing calls unless the customer purchases additional airtime credit.

Customer Service

Telcel places a high priority on providing its customers with quality customer care and support, with approximately 65.6% of Telcel’s employees dedicated to customer service. Customers may call a toll-free telephone number, go to one of the customer sales and service centers located throughout Mexico or access Telcel’s website to make inquiries.

Our Networks and Technology

Telcel’s wireless networks, which cover approximately 93.0% of the Mexican population, use digital technologies in the 850 MHz frequency spectrum, 1900 MHz frequency spectrum and the 1.7/2.1 GHz frequency spectrum. As of December 31, 2014, Telcel has networks using:

•	GSM technology in the 1900 and 850 MHz frequency spectrums;

•	enhanced data rates for GSM evolution (“EDGE”) technologies in the 1900 and 850 MHz frequency spectrum;

•	3G UMTS/HSPA technologies in the 850 and 1900 MHz frequency spectrum; and

•	4G LTE technology in the 1.7/2.1 GHz frequency spectrum.

GSM/EDGE network

Currently, Telcel’s GSM network offers service in all nine regions in Mexico, having built and installed a GSM network in the 1900 MHz spectrum in those regions. In addition, Telcel has continued with the expansion of its GSM network by using the 850 MHz and 1900 MHz spectrum since 2006. As of December 31, 2014, Telcel’s GSM subscriber base represented approximately 48.5% of Telcel’s total subscribers.

In addition, Telcel upgraded the GSM network with EDGE technology in 2005. It has implemented EDGE technology in all localities with GSM coverage (approximately 202,309 localities), including all the major cities and roads in Mexico.

3G network

Telcel operates a UMTS 3G network in Mexico using the existing 850 MHz spectrum using HSPA, a wireless telephony communications protocol that allows networks based on UMTS to have higher data transfer speeds and capacity. In addition, Telcel continues to expand its 3G network by using the 1900 MHz spectrum band. As of December 31, 2014, Telcel’s UMTS/HSPA network covered approximately 146,453 localities, including all of Mexico’s principal cities. Telcel plans to continue expanding its 3G coverage in Mexico throughout 2015 to urban as well as rural areas. As of December 31, 2014, Telcel’s UMTS/HSPA subscriber base represented approximately 47.4% of Telcel’s total subscribers. We expect to improve our network coverage in cities and areas with high data usage through the ongoing deployment of HSPA+ protocol.

4G LTE network

In November 2012, Telcel began offering 4G services using a LTE technology based network in Mexico’s nine major cities and expanded its coverage to other large and medium cities through 2014. Telcel plans to continue expanding its coverage through 2015. LTE allows us to offer higher bitrates in wireless data services and is the leading 4G technology across the globe. As of December 31, 2014, Telcel’s 4G LTE subscriber base represented approximately 4.1% of Telcel’s total subscribers.

Competition

Telcel faces competition from other wireless providers using the 850 MHz spectrum and from providers with PCS licenses that provide wireless service on the 1900 MHz spectrum. Telcel’s principal competitors are AT&T Inc. (“AT&T”) and Telefónica S.A (Movistar).

As a result of the Federal Law on Telecommunications and Broadcasting, Telcel also faces competition from MVNOs such as Axtel, Quickly Phone, S.A. de C.V. (Quickly Phone) and Telecomunicaciones 360, S.A. de C.V. (Elektra), all of which are MVNOs under Telcel’s network, as well as Virgin Mobile México, S. de R.L. de C.V. (Virgin Mobile), Teligentia, S.A. de C.V. (Cierto), Lycamobile, S.A.P.I. de C.V. (Lycamobile), Coppel Móvil, S.A. de C.V. (Coppel) and Maz Tiempo, S.A.P.I. de C.V. (Maz Tiempo), all of which are MVNOs under Telefónica’s network.

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

MEXICO FIXED OPERATIONS

We offer fixed-line services and products in Mexico mainly through our subsidiary Telmex and its subsidiaries in Mexico. Telmex is the leading provider of fixed-line voice and broadband services in Mexico. As of December 31, 2014, we had approximately 13.1 million fixed voice RGUs and 9.2 million broadband RGUs in Mexico.

In 2014, our Mexico Fixed segment had revenues of Ps.107,518 million, representing 12.7% of our consolidated revenues for such period. As of December 31, 2014, our Mexico Fixed operations represented approximately 28.4% of our total fixed RGUs, as compared to 32.3% at December 31, 2013.

The following table sets forth information regarding our Mexico Fixed segment’s fixed RGU base, traffic and operating measures at the dates and for the periods indicated:

	December 31,
	2012	2013	2014
Fixed RGUs (thousands):
Fixed voice	14,224	13,543	13,088
Broadband	8,497	8,908	9,162

Total	22,721	22,451	22,250

Traffic (year ended) (millions):
Long-distance minutes	33,156	34,868	37,091
Interconnection minutes	38,368	41,216	42,189

Total minutes	71,524	76,084	79,280

Churn rate (year ended):
Fixed voice	1.1%	1.4%	1.1%
Broadband	1.4%	1.2%	1.2%

Services and Products

Voice Services and Products

Telmex offers a variety of fixed-line voice services and products, including local service and domestic and international long-distance service and public telephony services, under a variety of plans to meet the needs of different market segments.

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

Telmex’s rates for long-distance service are based on call duration and type of service (direct-dial or operator-assisted) and apply once customers exceed the number of minutes included in their service packages. Under the 2014 telecommunications legislation, as of January 2015, Telmex is no longer permitted to charge its clients for domestic long-distance calls.

Charges for international long-distance calls are based on call duration, type of service (direct-dial or operator-assisted) and the destination of the call. These charges apply once customers exceed the number of minutes included in their plan. Customers can choose from a variety of discount rate plans. Telmex has not increased its rates since 2001 for local telephone service and since 1999 for international long-distance calls, continuing its trend of offering lower rates in real terms every year. In addition, Telmex provides interconnection services pursuant to which (a) long-distance, local and mobile-phone carriers operating in Mexico establish points of interconnection between their networks and Telmex’s network and (b) Telmex carries calls between the points of interconnection and its customers. When a customer of another carrier calls a local-service customer of Telmex, Telmex completes the call by carrying the call from the point of interconnection to the particular customer, and when a local-service customer of Telmex who has preselected a competing long-distance carrier makes a long-distance call, Telmex carries the call from the customer to the point of interconnection with that other long-distance carrier’s network. Under the 2014 implementing legislation and the IFT’s determination that we are part of a group constituting a preponderant economic agent, Telmex is no longer able to charge other carriers any termination rates. Telmex filed a challenge (juicio de amparo) against the IFT’s resolution, which is still pending. Telmex must continue to pay termination rates in respect of calls made by its customers to customers of other carriers and such rates are freely negotiated with such other carriers. See “Regulation—Mexico” under this Item 4 and Note 20 to our audited consolidated financial statements included in this annual report.

Data Services and Products

Telmex’s data service business is comprised of internet access service and corporate network services. Telmex’s broadband service, which it provides under the Infinitum brand, allows its customers to use its high-capacity connectivity services with applications such as video-conferencing. Infinitum operates over Asymmetric Digital Subscriber Line technology.

Corporate network services consist of voice, video and data-transmission between two or more end points using private circuits. Telmex’s principal products for corporate networks are ladalinks (ladaenlaces) and multi-service virtual private networks (“VPNs”), which allows Telmex to provide different levels of service applications. Telmex also provides specialized assistance and technical support for these applications, as well as network-outsourcing services that include maintenance, support and integration of communication networks and information systems.

Consistent with Telmex’s strategy of increasing the value of its fixed-line service, it has focused on customers’ needs, and offers packages of telecommunications services that include internet access and a customized mix of local calls, minutes for international long-distance calls and calls to wireless phones.

Other Services and Products

In addition, Telmex provides various telecommunications and telecommunications-related products and services that include sales of computers, telecommunications equipment and accessories, public phone services and billing and collection services to third parties. Telmex offers billing and collection services through its phone bills to other companies.

Telmex currently provides billing and collection services to companies such as Medicall Home, Socio Águila, Teletón, Telecomunicaciones de México and Dish México S. de R.L. de C.V. (“Dish México”). In November 2008, Telmex entered into several agreements with Dish México and its affiliates, which operate a DTH Pay TV system in Mexico, pursuant to which Telmex is currently providing customary services, including billing and collection, among others. In July 2014, Telmex announced that it decided not to invest directly in a joint venture with Dish.

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

Our Networks and Technology

Telmex’s local and long-distance fiber optic network connects all major cities in Mexico, where our network comprised of more than 200 thousand km of fiber optic cable and passed approximately 20 million homes as of December 31, 2014. In addition, Telmex’s local and long-distance fiber optic network connects Mexico, through submarine cables, with multiple countries.

Competition

Telmex faces competition from other holders of long-distance and local-service licenses, Pay TV operators that provide telephone and internet service and wireless telecommunications providers. Telmex’s main competitors in Mexico are Alestra S. de R.L. de C.V., Axtel S.A.B. de C.V., Maxcom Telecomunicaciones S.A.B. de C.V., Megacable Holdings S.A.B. de C.V., Cablevisión, S.A.B. de C.V., and Cablemás, S.A. de C.V.

BRAZIL OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in Brazil through our subsidiaries Americel S.A. (“Americel”), Claro Brasil, Embratel Tvsat (“Claro TV”) and Star One S.A. (“Star One”). Claro Brasil became one of the leading providers of telecommunications services in Brazil, following a reorganization of our subsidiaries on December 31, 2014, in which our subsidiaries Embrapar, Embratel, then one of the major domestic long-distance service providers, and Net Serviços, then the largest cable television operator in Brazil, merged into Claro Brasil, consolidating all activities previously provided by the merged companies. We offer wireless and fixed-line services under the Claro brand and are still using Embratel and NET brands for sales and marketing purposes.

As of December 31, 2014, we had approximately 71.1 million wireless subscribers, approximately 78.0% of which were prepaid customers, which represented a market share of 25.3%. As of December 31, 2014, we also had approximately 12.2 million fixed voice RGUs, 7.6 million broadband RGUs and 16.3 million Pay TV RGUs.

In 2014, our Brazil segment had revenues of Ps. 204,647 million, representing 24.1% of our consolidated revenues for such period. As of December 31, 2014, our Brazil segment operations represented approximately 24.6% of our total wireless subscribers, as compared to 25.5% at December 31, 2013, and approximately 46.0% of our total fixed RGUs, as compared to 47.1% at December 31, 2013.

The following table sets forth information regarding our Brazil segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated. Operating data in the following table include Net Serviços for all three years.

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	107	Ps.	89	Ps.	83
Subscribers (thousands):
Prepaid		52,170		54,386		55,455
Postpaid		13,069		14,318		15,652

Total		65,239		68,704		71,107

Market share		24.1%		24.8%		25.3%
MOUs (year ended)		115		128		121
Wireless churn rate (year ended)		3.7%		3.3%		3.3%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		10,280		11,188		12,159
Broadband		5,752		6,689		7,599
Pay TV		12,554		14,806		16,338

Total		28,586		32,683		36,096

	December 31,
	2012	2013	2014
Traffic (year ended) (millions):
Long-distance minutes	23,692	27,843	29,521
Interconnection minutes	8,848	10,678	11,015

Total minutes	32,540	38,521	40,536

Churn rate (year ended):
Fixed voice	1.6%	1.8%	1.7%
Broadband	1.3%	1.5%	1.5%
Pay TV	1.7%	1.8%	1.8%

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

Fixed-line Voice Services and Products

With the reorganization of our subsidiaries in Brazil in December 2014, Claro Brasil became one of Brazil’s major domestic long-distance service providers, offering inter-regional, intra-regional and intra-sectorial long-distance services to corporate and residential customers throughout Brazil. Claro Brasil also provides international long-distance services. Claro Brasil’s long-distance voice services customers are not “pre-subscribed,” meaning that customers do not register with Claro Brasil before it begins providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use Claro Brasil’s services by dialing the “21” selection code or to use the services of another service provider by dialing a different code. In addition, Claro Brasil provides local fixed telephony services and is present in all Brazilian states. Claro Brasil also offers services to large-sized and medium-sized business customers under the Rede Vip brand.

In addition, other telecommunications companies that wish to interconnect with and use Claro Brasil’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”).

Claro Brasil also provides a fixed-line telephony service, under the brand NET Fone using Voice over Internet Protocol (“VoIP”) technology, which works like conventional fixed-line telephony and allows the user to make local and long-distance and international calls to any telephone or handset. As of December 31, 2014, this service had approximately 6.4 million RGUs, compared to 5.7 million as of December 31, 2013, and is available in more than 177 cities.

Broadband and Data Services

Claro Brasil is also one of Brazil’s leading providers of data communication services, serving a client base that includes a majority of Brazil’s top 500 corporations. Claro Brasil’s data-transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite-data-transmission, internet services, packet-switched data-transmission, frame-relay, cloud computing, data centers, telepresence and message-handling systems.

Claro Brasil is Brazil’s leading provider of broadband internet services to residential customers, marketing its services under the NET Virtua brand. This product is available at various download speeds. NET Virtua had approximately 7.3 million RGUs as of December 31, 2014, compared to 6.2 million as of December 31, 2013.

Pay TV

Claro Brasil is the leading provider of cable Pay TV services to residential customers in Brazil. As of December 31, 2014, Claro Brasil had approximately 6.8 million digital cable Pay TV RGUs and offered cable in 178 locations, including Rio de Janeiro and São

Paulo. Among others, we offer Pay TV and Pay-Per-View programming under the NET brand, digital Pay TV under the NET Digital brand and high definition (“HD”) Pay TV under the NET Digital HD MAX brand, as well as digital video recorder, interactive and video-on-demand services. Claro Brasil is also the only Pay TV operator in Brazil to broadcast content in HD 3D.

Claro Brasil also offers bundled packages of services, including quadruple-play services, which combine Pay TV, broadband internet, wireless and fixed-line telephone services.

Claro TV also offers Pay TV services through DTH technology. Monthly subscription fees for such services range in price from R$49,90 to R$199,00, taxes included.

Other Services

Claro Brasil, through its subsidiary Star One, is Brazil’s leading provider of satellite capacity (space-segment). Claro Brasil’s satellite fleet has helped to significantly expand the telecommunications services it offers to its customers, reaching areas not covered by terrestrial networks with services such as television, data, internet, distance learning, telephony and other special services projects. Claro Brasil also provides text, sound and image transmission and maritime communications services, as well as call center services, through its subsidiary BrasilCenter Comunicações Ltda. (“BrasilCenter”).

Marketing

Claro Brasil has developed a variety of promotional programs and products tailored to meet its customers’ mobility needs while increasing its market share. These promotional programs and products represent the company’s most significant competitive advantages together with technology innovation—it was the first telecommunications company in Brazil to offer 4G services. Claro Brasil also targets corporate customers through the Embratel brand by offering customized products and services. Additionally, Claro Brasil has innovative customer loyalty programs that help it retain customers.

Claro Brasil has developed a variety of promotional and customer retention programs that offer discounts and are designed to increase Claro Brasil’s market share and promote usage of “21”, the carrier-selection code assigned to Claro Brasil. In addition, Claro Brasil, through the Embratel brand, develops campaigns that target specific groups of corporate customers, such as small- and medium-sized businesses or regional groups.

Claro Brasil uses both a centralized marketing team and regional marketing specialists to help meet its goals of increased market penetration, customer loyalty and revenue per household for its broadband internet services and Pay TV services to residential customers. In addition, Claro Brasil is constantly monitoring its subscriber preferences and the markets in which it operates to be able to meet its goals through a variety of tailored programs.

Sales and Distribution

Claro Brasil markets its services primarily through retail chains, which amount to approximately 10,000 points of sale, exclusive distributors, which represent approximately 5,080 points of sale, and its approximately 340 company-owned stores, which offer one-stop shopping for a variety of cellular services and products. Claro Brasil also sells and distributes its products and services over the internet. Claro Brasil’s stores also serve as customer-service centers, and Claro Brasil expects to continue to open new service centers as necessary in order to offer its products directly to subscribers in more effective ways. Claro Brasil also has a corporate-sales group to cater to the needs of its large corporate and other high-usage customers. For the year ended December 31, 2014, approximately 50.5% of Claro Brasil’s sales of handsets were generated by retail chains, 19. 6% by exclusive distributors and approximately 14.1% from sales in company-owned stores.

Claro Brasil’s local fixed telephony service, Claro Fixo, is marketed in person through exclusive dealers, through BrasilCenter and the internet. Claro Brasil’s other local fixed-telephone service, NET Fone, is marketed through Claro Brasil’s sales and distribution channels. Claro Brasil’s Pay TV service, Claro TV, is marketed in person through exclusive dealers and its company-owned stores, by phone through call centers and by the internet through Claro Brasil’s website. In addition, Claro Brasil has a corporate-sales group dedicated to the needs of its medium and large corporate and other high-usage customers.

Claro Brasil’s broadband internet services and Pay TV services to residential customers are marketed through coordinated efforts that include telemarketing, the internet, mail advertising, door-to-door sales and retail sales. In addition, Claro Brasil also relies on third-party vendors to market its services through call centers.

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

Fixed-line Operations

Claro Brasil directly bills a portion of its customers for their fixed-line telecommunications and related services, including collect-calling and standard voice services. However, due to the risk of bad debts resulting from direct billing, Claro Brasil has taken a number of measures designed to reduce such risk, including implementing co-billing arrangements with other local operators that allow them to bill their local customers for Claro Brasil’s long-distance fees, using call centers, implementing an automated collections system, employing an anti-fraud system, using third-party collection firms and implementing a customer data system that allows for faster updating of information, flexibility in customer account structure, quality improvement and improved payment of taxes across the different Brazilian states.

For its broadband internet services, under the NET Virtua brand, and its cable Pay TV services, Claro Brasil bills its residential customers through monthly invoices that detail itemized charges and services, including monthly subscription fees, broadband and Pay TV services and Claro Brasil’s fixed-line voice services, as incurred by customers, in addition to applicable taxes. Accounts that are more than 30 days past due are considered disconnected, at which time Claro Brasil blocks the account’s signal. If the customer remains in arrears, Claro Brasil proceeds to collect any equipment, such as set-top boxes, that may be located in the customer’s location. In addition, Claro Brasil focuses on customer service to reduce bad-debt expenses.

Our Networks and Technology

Wireless Networks

Claro Brasil owns and operates wireless networks using GSM, 3G and LTE technologies. As of December 31, 2014, Claro Brasil’s GSM network, which Claro Brasil continues to roll out, covered more than 3,653 cities and 91.7% of Brazil’s population. In addition, Claro Brasil’s 3G network, which was the first in Brazil and which Claro Brasil continues to roll out, covers 1,768 cities and 76.9% of Brazil’s population. Claro Brasil’s LTE network, which was the first in Brazil and which Claro Brasil continues to roll out, covers 95 cities and 37.1% of Brazil’s population.

Fixed-line Networks

Claro Brasil owns the largest long-distance network in Latin America and the largest data-transmission network in Brazil. Claro Brasil’s long-distance and data-transmission networks use fiber optic, digital microwave, satellite and copper wireline technologies. Claro Brasil’s networks use a 100% digital switching system for voice and data services and the latest generation Internet Protocol (“IP”) routers to support IP-based services, internet access and VPNs, through Multiprotocol Label Switching technology. Claro Brasil’s internet backbone is the largest in Latin America, with 1,830 Gbps capacity distributed through Miami, New York and Atlanta, and 4,650 Gbps through 59 routing centers in Brazil, and its network also connects to the international internet backbone.

Claro Brasil also has approximately 81,298 kilometers of cable in a mesh network that has three or more outlets with a capacity of 7.1 TbPs. Claro Brasil has local metropolitan digital fiber networks with approximately 28,980 kilometers of cable in the major Brazilian cities and is attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Claro Brasil’s submarine cable network reaches all continents through ten different cable systems in which it has various ownership interests. Claro Brasil’s networks have also been modified to use Claro Brasil’s coaxial cable networks to provide telephony services to Claro Brasil’s broadband customers through NET Fone.

To supplement its network, Claro Brasil uses long-distance microwave systems, in areas where installation of fiber cables is difficult, with a total range of 16,254 kilometers and seven satellites to provide services to remote locations within the country and it leases satellite capacity from international satellite systems and submarine capacity in other private cable systems. Claro Brasil also offers local telephony services to its Claro Fixo residential customers using CDMA wireless technology.

For its broadband internet services, under the NET Virtua brand, and its cable Pay TV services to residential customers, Claro Brasil has an advanced network that uses coaxial and fiber optic technologies that allows it to provide a wide range of services and products at bandwidth capacities of 450 MHz, 550 MHz and 750 MHz or above. Claro Brasil’s network also helps it reduce piracy by enabling Claro Brasil to “scramble” its signal in any of the homes through which the network passes. Claro Brasil also believes that its network is equipped to respond to future customer preferences, as it has bi-directional technology for almost all homes passed. The network also has in place the architecture necessary to provide pay-per-view and video-on-demand services in additional regions once it becomes commercially viable to do so. As of December 31, 2014, Claro Brasil’s network had over 126,541 kilometers of cable and passed approximately 21.3 million homes in 178 localities.

Satellite Network

Star One has the most extensive satellite system in Latin America with a fleet covering the entire territory of South America and Mexico, as well as part of Central America and part of Florida. Star One currently has seven satellites in full operation (i.e., in geostationary orbit), including one it owns jointly with SES S.A. These satellites currently operate in the C-band and/or Ku-band frequencies. Star One also operates two satellite control centers that are certified by the International Organization for Standardization.

Star One has a program to replace satellites that are nearing or have reached the end of their contractual lives, thereby ensuring the continuity and quality of their services. Pursuant to that program, Star One successfully launched the C-3 satellite in November 2012 to replace the B-3 satellite. The C-3 satellite brought new Ku-band capacity over Brazilian territory and the Andean Region. In addition, Star One entered into a contract with Space System/Loral, in January 2012 and July 2013, for the in-orbit delivery of two new satellites: (i) the Star One C4 satellite, to be launched in July 2015, will provide Ku-band capacity; and (ii) the Star One D1 satellite, to be launched in the second half of 2016, will provide C, Ku and Ka-band capacity. The Star One C4 satellite is primarily intended to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH operations in South America. The Star One D1 satellite will replace the B-4 satellite to expand Ku-band capacity in Brazil and South America as well as to initiate businesses by using the new Ka-band technology.

Competition

Claro Brasil’s principal wireless competitors are Telefônica Brasil S.A., TIM Celular S.A., Oi S.A., Companhia de Telecomunicações do Brasil Central—Algar Telecom, Sercomtel S.A. Telecomunicações, and Nextel Telecomunicações Ltda.; its principal fixed-line competitors are Oi S.A., Companhia de Telecomunicações do Brasil Central—Algar Telecom, Telefônica Brasil S.A. and Global Village Telecom Ltda; and its principal Pay TV competitors are Sky Brasil, Telefónica Brasil S.A., Oi S.A. and Global Village Telecom Ltda.

COLOMBIA OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and advertisement services in Colombia through our subsidiaries Comunicación Celular S.A. (“Comcel”) and Telmex Colombia S.A. (“Telmex Colombia”). We offered phone directory services through Páginas Telmex S.A. until October 2014, when we dissolved that entity, discontinued its printing services, and transferred its advertisement services to Telmex Colombia. We offer both our wireless and fixed-line services under the Claro brand. We are the largest wireless telecommunications and Pay TV services provider in Colombia, measured by number of subscribers. As of December 31, 2014, we had approximately 29.8 million wireless subscribers, approximately 80.3% of which were prepaid customers, representing a market share of 59.4%. As of December 31, 2014, we also had approximately 1.4 million fixed RGUs, 1.7 million broadband RGUs and 2.2 million Pay TV RGUs.

In 2014, our Colombia segment had revenues of Ps.75,992 million, representing 9.0% of our consolidated revenues for such period. As of December 31, 2014, our Colombia segment operations represented approximately 10.3% of our total wireless subscribers, as compared to 10.7% at December 31, 2013, and approximately 6.8% of our total fixed voice RGUs, as compared to 6.8% at December 31, 2013.

The following table sets forth information regarding our Colombia segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated. The figures presented below, for all periods, have been adjusted to reflect the removal of our operations in Panama from this segment:

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	147	Ps.	146	Ps.	135
Subscribers (thousands):
Prepaid		25,019		23,263		23,914
Postpaid		5,352		5,714		5,861

Total		30,371		28,977		29,775

Market share		61.8%		60.9%		59.4%
MOUs (year ended)		230		220		219
Wireless churn rate (year ended)		4.1%		4.4%		4.0%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		986		1,206		1,401
Broadband		1,190		1,449		1,714
Pay TV		2,019		2,093		2,192

Total		4,195		4,748		5,307

Traffic (year ended) (millions):
Long-distance minutes		71		91		107
Interconnection minutes		717		902		1,036

Total minutes		788		993		1,143

Churn rate (year ended):
Fixed voice		1.9%		1.7%		1.5%
Broadband		1.8%		1.8%		1.6%
Pay TV		2.0%		1.8%		1.6%

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

Our Networks and Technology

Our wireless networks, which cover approximately 72% of the population, use 3G or 4G technologies, and our fixed-line networks use HFC and optical fiber technologies. As of December 31, 2014, our network passed 7.1 million homes.

Competition

Our principal wireless competitors are Colombia Telecomunicaciones S.A., E.S.P. (Movistar) and Colombia Móvil S.A. (“Tigo”); and our principal fixed-line competitors are Movistar, Empresa de Telecomunicaciones de Bogotá S.A. E.S.P (ETB) and UNE EPM Telecomunicaciones S.A. E.S.P (which merged with Tigo in 2014). We also face competition from MVNOs such as Virgin Mobile and Uff! Móvil.

SOUTHERN CONE OPERATIONS

We offer wireless, fixed-line voice, broadband and Pay TV services and products in our Southern Cone segment under the Claro brand through our subsidiaries AMX Argentina S.A. (“AMX Argentina”), Telmex Argentina S.A. (“Telmex Argentina”), Claro Chile S.A (“Claro Chile”), Claro Comunicaciones S.A. (“Claro Comunicaciones”), Claro Servicios Empresariales S.A. (“Claro Servicios Empresariales”), AMX Paraguay, S.A. (“AMX Paraguay”), AM Wireless Uruguay, S.A. (“AM Wireless Uruguay”), Telstar, S.A. and Flimay S.A. (“Flimay”). We are the largest wireless telecommunications services provider in Argentina and the third largest in Chile, Paraguay and Uruguay, measured by number of subscribers. As of December 31, 2014, we had approximately 27.8 million wireless subscribers, approximately 64.0% of which were prepaid customers, representing a market share of 27.4%. As of December 31, 2014, we also had approximately 0.5 million fixed voice RGUs, 0.4 million broadband RGUs and 0.9 million Pay TV RGUs.

In 2014, our Southern Cone segment had revenues of Ps.56,532 million, representing 6.7% of our consolidated revenues for such period. As of December 31, 2014, our Southern Cone segment operations represented approximately 9.6% of our total wireless subscribers, compared to approximately 10.4% as of December 31, 2013, and approximately 2.3% of our total fixed RGUs, compared to 2.5% at December 31, 2013.

The following table sets forth information regarding our Southern Cone segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	142	Ps.	131	Ps.	111
Subscribers (thousands):
Prepaid		18,545		18,636		17,764
Postpaid		8,887		9,530		9,990

Total		27,432		28,166		27,754

Market share		28.4%		27.3%		27.4%
MOUs (year ended)		160		158		144
Wireless churn rate (year ended)		3.1%		2.6%		2.9%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		478		499		531
Broadband		381		410		437
Pay TV		649		805		858

Total		1,508		1,714		1,826

Traffic (year ended) (millions):
Long-distance minutes		2,546		2,554		2,461
Interconnection minutes		1,185		1,061		1,037

Total minutes		3,731		3,615		3,498

Churn rate (year ended):
Fixed voice		1.6%		1.6%		1.7%
Broadband		2.3%		2.4%		2.1%
Pay TV		4.4%		3.3%		3.5%

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

Our Networks and Technology

In Argentina, our wireless networks, which cover approximately 99.0% of the population, use GSM and 3G technologies. In Chile, our wireless networks, which cover approximately 98.0% of the population, use GSM, 3G and 4G technologies. In Paraguay, our wireless networks, which cover approximately 75.9% of the population, use GSM and 3G technologies. In Uruguay our wireless networks, which cover approximately 91.6% of the population, use GSM, Wideband Code Division Multiple Access (“WCDMA”) and LTE technologies. In Argentina, our fixed-line networks use pre-WiMax, Wireless Local Loop, WiMax, local point-multipoint distribution service (“LMDS”), HFC and Gigabit Passive Optical Networks technologies. In Chile, our fixed-line networks use HFC technologies and our Paid TV services use DTH technologies. In Uruguay, our fixed-line networks use LMDS and HFC technologies.

Competition

In Argentina, our principal wireless competitors are Telecom Personal S.A., Telefónica S.A. (Movistar) and Empresa Argentina de Soluciones Satelitales S.A.; and our principal fixed-line competitors are Teléfonica de Argentina S.A., Telecom Argentina S.A., Global Crossing S.A., Comsat S.A. and NSS S.A. In Chile, our principal wireless competitors are Entel S.A. and Telefónica Chile S.A. (Movistar); and our principal fixed-line competitors are Telefónica Chile S.A. (Movistar), VTR Globalcom S.A., DirecTV Latin America LLC and Grupo GTD. In Paraguay, our principal competitors are COPACO S.A. (Compañía Paraguaya de Comunicaciones S.A.), a state-owned monopoly in the provision of fixed voice local and international long-distance services, Telecel S.A. (TIGO), which is controlled by Millicom International Cellular S.A. (“Millicom”), Núcleo S.A. (Personal), which is controlled by Telecom Argentina S.A., and Hola Paraguay S.A. In Uruguay, our principal wireless competitors are Telefónica Móviles del Uruguay S.A. (Movistar) and the state-owned National Administration of Telecommunications (Administración Nacional de Telecomunicaciones) which is also a fixed-voice, long-distance services monopoly.

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

As of December 31, 2014, we had approximately 24.3 million wireless subscribers, approximately 73.9% of which were prepaid customers, representing a market share of 50.3%. As of December 31, 2014, we also had approximately 0.8 million fixed voice RGUs, 0.4 million broadband RGUs and 0.4 million Pay TV RGUs.

In 2014, our Andean Region segment had revenues of Ps.47,802 million, representing 5.6% of our consolidated revenues for such period. As of December 31, 2014, our Andean Region segment operations represented approximately 8.4% of our total wireless subscribers, as compared to 8.9% at December 31, 2013, and approximately 2.0% of our total fixed RGUs, as compared to 1.9% at December 31, 2013.

The following table sets forth information regarding our Andean Region segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	121	Ps.	124	Ps.	129
Subscribers (thousands):
Prepaid		19,919		18,118		17,938
Postpaid		4,719		5,768		6,332

Total		24,638		23,886		24,270

Market share		52.1%		50.1%		50.3%
MOUs (year ended)		133		139		146
Wireless churn rate (year ended)		2.8%		3.9%		3.7%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		584		686		766
Broadband		264		345		434
Pay TV		272		312		376

Total		1,120		1,343		1,576

Traffic (year ended) (millions):
Long-distance minutes		344		455		373
Interconnection minutes		1,214		1,596		1,602

Total minutes		1,558		2,051		1,975

Churn rate (year ended):
Fixed voice		1.6%		3.5%		3.5%
Broadband		2.6%		2.9%		2.7%
Pay TV		5.4%		4.1%		4.2%

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

Our Networks and Technology

In Ecuador, our wireless networks, which cover approximately 96.0% of the population, use GSM and 3G technologies, while in Peru, our wireless networks cover approximately 77.0% of the population, use GSM, 3G, HSPA, HSPA+ and LTE (FDD) technologies. In Ecuador, our fixed-line networks use HFC technologies and passed 510,000 homes as of December 31, 2014, while in Peru our fixed-line networks use CDMA, HFC, DTH, copper wire, LMDS, LTE (TDD) and WiMax technologies and passed 1.2 million homes as of December 31, 2014.

Competition

In Ecuador, our principal wireless competitor is Otecel S.A. (Movistar) and our principal fixed-line competitors are Corporación Nacional de Telecomunicaciones CNT E.P. and Setel S.A. (Grupo TV Cable). In Peru, our principal wireless competitor is Telefónica Moviles S.A. (Movistar) and our principal fixed-line and Pay TV competitors are Telefónica del Perú S.A.A., Telefónica Multimedia S.A.C. (Movistar TV) and DirecTV Peru S.R.L.

CENTRAL AMERICA OPERATIONS

We offer wireless, fixed-line voice, broadband, Pay TV and directory services and products in our Central America segment under the Claro brand through our subsidiaries Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V. (“CTE”), CTE Telecom Personal, S.A. de C.V. (“CTE Telecom Personal”), Telecomunicaciones de Guatemala, S.A. (“Telgua”), Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”), Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”), Claro CR Telecomunicaciones S.A. (“Claro Costa Rica”) and Claro Panamá, S.A. (“Claro Panamá”). We are the largest wireless telecommunications services provider in Nicaragua, the second largest in El Salvador, Guatemala and Honduras and the third largest in Panama, in each case measured by number of subscribers.

As of December 31, 2014, we had approximately 14.0 million wireless subscribers, approximately 86.3% of which were prepaid customers, which represented a market share of 26.8%. As of December 31, 2014, we also had approximately 3.0 million fixed voice RGUs, 0.7 million broadband RGUs and 1.0 million Pay TV RGUs.

In 2014, our Central America segment had revenues of Ps.27,023 million, representing 3.2% of our consolidated revenues for such period. As of December 31, 2014, our Central America segment operations represented approximately 4.8% of our total wireless subscribers, as compared to 6.4% at December 31, 2013 and approximately 5.9% of our total fixed RGUs, as compared to 6.1% at December 31, 2013.

The following table sets forth information regarding our Central America segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	78	Ps.	74	Ps.	85
Subscribers (thousands):
Prepaid		13,861		15,555		12,058
Postpaid		1,410		1,667		1,915

Total		15,271		17,222		13,973

Market share		30.3%		32.9%		26.8%
MOUs (year ended)		153		148		166
Wireless churn rate (year ended)		3.2%		3.7%		7.2%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		2,594		2,767		2,969
Broadband		566		631		675
Pay TV		736		863		962

Total		3,896		4,261		4,606

Traffic (year ended) (millions):
Long-distance minutes		2,594		2,705		2,777
Interconnection minutes		693		672		655

Total minutes		3,287		3,377		3,432

Churn rate (year ended):
Fixed voice		0.7%		0.7%		0.8%
Broadband		1.3%		1.3%		1.4%
Pay TV		3.4%		2.8%		2.7%

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

We offer data services, including SMS, MMS, premium SMS and premium MMS, mobile entertainment services, data-transmission, internet browsing, e-mail services and access to social networking, instant messaging applications and some over-the-top television services.

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

Our Networks and Technology

In El Salvador, our wireless networks, which cover approximately 91.0% of the population, use 3G and GSM technologies. In Guatemala, our wireless networks, which cover approximately 89.0% of the population, use 3G and GSM technologies. In Honduras, our wireless networks, which cover approximately 78.0% of the population, use 3G and GSM technologies. In Nicaragua, our wireless networks, which cover approximately 81.0% of the population, use GSM technologies. In Panama, our wireless networks, which cover approximately 84.2% of the population, use 3G and GSM technology. Our wireless networks in Costa Rica, which cover approximately 74.0% of the population, use 3G and GSM technologies. Our Central America fixed-line networks use HFC, VoIP and plain old telephone service (“POTS”) technologies.

Competition

In El Salvador, our principal wireless competitors are Telemóvil El Salvador, S.A. (Tigo), Telefónica Móviles El Salvador, S.A. de C.V., Digicel S.A de C.V., a Millicom subsidiary, and Intelfon S.A. de C.V., and our principal fixed-line competitor is Amnet S.A. In Guatemala, our principal wireless competitors are Comunicaciones Celulares, S.A. (Tigo) and Telefónica Móviles Guatemala, S.A. In Honduras, our principal wireless competitors are Telefónica Celular, S.A. (CELTEL) and Empresa Hondureña de Telecomunicaciones (Honducel), and our principal fixed-line competitor is Empresa Hondureña de Telecomunicaciones (Hondutel). In Nicaragua, our principal wireless competitor is Telefonía Celular de Nicaragua, S.A. In Panama, our principal wireless and Pay TV competitors are Telefónica Móviles Panamá S.A., Cable & Wireless Panamá S.A., Digicel Panamá, S.A., Cable Onda, S.A. and Media Vision Panamá, S.A. (SKY). In Costa Rica, our principal competitors are the Instituto Costarricense de Electricidad (ICE), Telefónica de Costa Rica, S.A. and Amnet S.A.

UNITED STATES OPERATIONS

We offer wireless services and products in our United States segment through our subsidiary TracFone under the TracFone, Net10, SafeLink, Straight Talk, Simple Mobile, Telcel America and PagePlus brands. TracFone also recently launched a new brand called TotalWireless. TracFone is the largest MVNO in the United States, measured by number of subscribers.

In January, 2014, we acquired substantially all assets of Start Wireless Group, Inc., a MVNO in the United States operating under the PagePlus brand that offers prepaid plans for voice, messaging and data, among other services, and that, as of the date of the acquisition, provided services to approximately 1.4 million customers.

As of December 31, 2014, we had approximately 26 million wireless subscribers, all of which were prepaid customers, which represented a 34.8% share of the prepaid wireless market. In 2014, our United States segment had revenues of Ps.91,097 million, representing 10.7% of our consolidated revenues for such period. As of December 31, 2014, our United States segment operations represented approximately 9.0% of our total wireless subscribers, as compared to 8.8% as of December 31, 2013.

The following table sets forth information regarding our United States segment’s subscriber base, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2012		2013		2014
ARPU (year ended)	Ps.	225	Ps.	248	Ps.	267
Subscribers (thousands):
Prepaid		22,392		23,659		26,006
Market share		31.6%		33.4%		34.8%
MOUs (year ended)		457		525		537
Wireless churn rate (year ended)		3.9%		3.9%		4.0%

Services and Products

We offer prepaid wireless services, as well as prepaid wireless handsets directly to consumers online and through an extensive distribution network of independent retailers. We also offer entertainment solutions, such as on-demand services to network providers in Latin America.

Networks and Technology

We do not own any wireless telecommunications facilities or hold any wireless spectrum licenses in the United States. Instead, we purchase airtime through agreements with approximately eleven wireless service providers and re-sell airtime to customers. Through these agreements, we have a nationwide “virtual” network covering almost all areas in which wireless services are available.

Competition

We compete with the major U.S. wireless operators and other MVNOs such as Sprint Corporation, T-Mobile International AG, Verizon Communications Inc. and AT&T.

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

As of December 31, 2014, we had approximately 5.1 million wireless subscribers, approximately 69.7% of which were prepaid customers, which represented a market share of 46.4%. As of December 31, 2014, we also had approximately 1.4 million fixed voice RGUs, 0.7 million broadband RGUs and 0.3 million Pay TV RGUs.

In 2014, our Caribbean segment had revenues of Ps.25,842 million, representing 3.0% of our consolidated revenues for such period. As of December 31, 2014, our Caribbean segment operations represented approximately 1.8% of our total wireless subscribers, as compared to 2.1% at December 31, 2013, and approximately 3.0% of our total fixed RGUs, which was the same as at December 31, 2013.

The following table sets forth information regarding our Caribbean segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated:

	December 31,
	2012		2013		2014
Wireless Operations:
ARPU (year ended)	Ps.	201	Ps.	184	Ps.	201
Subscribers (thousands):
Prepaid		4,382		4,269		3,551
Postpaid		1,466		1,495		1,541

Total		5,848		5,764		5,092

Market share		45.4%		44.9%		46.4%
MOUs (year ended)		327		303		293
Wireless churn rate (year ended)		4.0%		4.4%		4.9%

Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		1,365		1,359		1,359
Broadband		628		668		727
Pay TV		172		217		261

Total		2,165		2,244		2,347

Traffic (year ended) (millions):
Long-distance minutes		4,953		4,962		5,014
Interconnection minutes		2,836		2,696		2,293

Total minutes		7,789		7,658		7,307

Churn rate (year ended):
Fixed voice		1.7%		1.4%		1.4%
Broadband		2.5%		2.3%		1.9%
Pay TV		2.5%		2.4%		2.4%

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

In Puerto Rico, “reverse toll billing” is in place, under which any intra-island long-distance fees charged to connect our fixed-line customers to other wireless providers are paid by such wireless providers. Some wireless carriers have installed facilities that connect directly to those operation centers that serve our fixed-line customers, thereby avoiding the payment of long-distance fees. However, changes in the traffic routing strategy or overflows of traffic could trigger reverse toll billing for any resulting intra-island long-distance fees. With respect to interconnection fees, under the Intercarrier Compensation Reform issued by the FCC, we entered into “bill and keep” agreements governing the interconnection of local traffic between all wireless carriers and our fixed-line customers in July 2012.

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

Our Networks and Technology

In the Dominican Republic, our wireless networks, which cover approximately 98.5% of the population, use CDMA, GSM and 3G technologies. In Puerto Rico, our wireless networks, which cover approximately 84.0% of the population, use GSM, 3G and LTE technologies. In the Caribbean, our networks use POTS, VoIP, broadband, DTH and Internet Protocol Television (“IPTV”) technologies and DTH satellite TV Solution. During 2014, we stopped providing DTH satellite services directly and terminated our license from the FCC to do so. We have continued to offer such services using Dish Networks’ satellites, pursuant to an agreement with that company. In the Dominican Republic, our television market share is 45.5%, the largest of any provider.

Competition

In the Dominican Republic, our principal wireless competitor is Altice Dominican Republic, S.A.S., which acquired our former wireless and fixed-line competitors, Orange Dominicana S.A. and Tricom S.A., respectively. The Dominican television market is highly competitive, with a large number of companies operating in the country, the most important being Tricom, Aster, Wind and Sky. The Puerto Rican wireless market is highly competitive with AT&T Mobility Puerto Rico Inc., Sprint Nextel Corp., T-Mobile USA Inc. and PR Wireless Inc. (Open Mobile) and multiple MVNOs registered at the Puerto Rico Telecommunications Regulatory

Board, as our principal competitors. AT&T Mobility Puerto Rico is the largest wireless operator in Puerto Rico, where we hold a close second position. In the fixed-line business, our principal competitors in Puerto Rico are AT&T Mobility Puerto Rico Inc., Choice Cable, Liberty Cablevision of Puerto Rico LLC, WorldNet Telecommunications, Inc. and other competitive local exchange carriers. The Puerto Rican television market has two cable companies whose operations are divided into geographical monopolies, which are Choice Cable and Liberty Cablevision of Puerto Rico LLC, and two satellite providers, Dish Networks and DirecTV.

EUROPE OPERATIONS

In Europe, we offer wireless, fixed-line voice, broadband, and Pay TV services through our subsidiary Telekom Austria and its subsidiaries. We offer wireless, fixed-line voice, mobile and fixed broadband, and Internet Protocol Television (IPTV) services under the A1 brand in Austria; wireless and mobile broadband services under the velcom brand in Belarus; wireless, fixed-line voice, mobile and fixed broadband and IPTV services under the Mobiltel brand in Bulgaria; wireless, fixed-line, mobile and fixed broadband, IPTV and satellite TV services under the Vipnet brand in Croatia; wireless, fixed-line voice, mobile and fixed broadband and Pay TV services under the Vip Operator brand in the Republic of Macedonia; wireless and mobile broadband services under the Vip mobile brand in the Republic of Serbia; and wireless and mobile broadband services under the Si.mobil brand in Slovenia.

As of December 31, 2014, we had approximately 20 million wireless subscribers, approximately 29.5% of which were prepaid customers. As of December 31, 2014, we also had approximately 2.0 million fixed voice RGUs, 1.8 million broadband RGUs and .6 million Pay TV RGUs.

We began consolidating Telekom Austria in July, 2014. Our Europe segment had revenues of Ps.37,392 million from July to December 2014, representing approximately 4.4% of our consolidated revenues for the year. As of December 31, 2014, our Europe segment operations represented approximately 6.9% of our total wireless subscribers and approximately 5.6% of our total fixed RGUs.

The following table sets forth information regarding our Europe segment’s subscriber and fixed RGU base, traffic, market share and operating measures at the dates and for the periods indicated.

	December 31,
	2014
Wireless Operations:
ARPU (year ended)	Ps.	172
Subscribers (thousands):
Prepaid		5,910
Postpaid		14,098

Total		20,008

Market share		36%
MOUs (year ended)(1)		300
Wireless churn rate (year ended)		2.0%
Fixed Operations:
Fixed RGUs (thousands):
Fixed voice		2,042
Broadband		1,800
Pay TV		560

Total		4,402

Traffic (year ended) (millions):
Long-distance minutes		4,696

Churn rate (year ended):
Fixed voice		0.7%
Broadband		0.6%
Pay TV		1.1%

(1)	Excludes traffic attributable to Macedonia for the period of January to August 2014.

Services and Products

Wireless Voice Services and Products

We offer postpaid and prepaid wireless voice and data services under a variety of plans to meet the needs of different market segments in Europe. We also offer international roaming services to our subscribers through the networks of cellular service providers with which we have entered into international roaming agreements around the world and provide GSM, UMTS and LTE roaming services to customers of our international roaming partners.

In connection with the provision of our wireless voice services, we earn interconnection revenues from calls to any of our subscribers that originate with another service provider. We charge the service provider from whose network the call originates an interconnection charge for the time our network is used in connection with the call. Similarly, we must pay interconnection fees in respect of calls made by our subscribers to customers of other service providers.

We offer data services, including SMS, MMS, mobile broadband and internet access.

We also offer a variety of products as complements to our wireless services, including handsets and smartphones, and accessories such as chargers, headsets, batteries, broadband cards and netbooks.

Fixed-line Voice Services and Products

We offer fixed-line voice services, including local and long-distance services, data services, including housing and hosting services, broadband services and Pay TV services, including IPTV and satellite TV services, to both corporate and residential customers under a variety of plans to meet the needs of different user segments.

Other Services

Telekom Austria, through its subsidiary M2M, provides machine-to-machine solutions through the automated data transfer among machines, sensors and devices like vending machines, trucks, appliances and buildings with the purpose of remotely monitoring and controlling activity or status changes without human interaction.

Telekom Austria also has dedicated business units for wholesale and international sales. The wholesale business markets Telekom Austria’s network and basic services, as well as satellite communications solutions, to international mobile and fixed-line telecommunication and internet service providers. In 2013, we became the first provider to launch a wholesale platform for LTE data roaming in Austria. The international sales unit services corporate clients such as multinational companies in Central and Eastern Europe to provide a broad portfolio of mobile and fixed-line communication products and services.

Our Networks and Technology

In Austria, our wireless networks, which cover approximately 99.5% of the population, use 2G, 3G, 4G technologies. In Belarus, our wireless networks, which cover approximately 98.9% of the population, use 2G, 3G technologies. In Bulgaria, our wireless networks, which cover approximately 99.7% of the population, use 2G, 3G and 4G technologies. In Croatia, our wireless networks, which cover approximately 99.0% of the population, use 2G, 3G, 4G technologies. In Macedonia, our wireless networks, which cover approximately 99.0% of the population, use 2G, 3G, 4G technology. Our wireless networks in Serbia, which cover approximately 97.6% of the population, use 2G, 3G technologies. Our wireless networks in Slovenia, which cover approximately 99.9% of the population, use 2G, 3G, 4G technologies. Our Europe fixed-line networks use HFC, copper wire lines (xDSL) and fiber optic networks (GPON) technologies.

Competition

In Austria, our principal wireless competitors are T-Mobile Austria GmbH and Hutchinson Drei Austria GmbH and our principal fixed-line competitors are Tele2 Telecommunication GmbH and UPC Austria GmbH. In Belarus, our principal competitors are Mobile TeleSystems, JLLC. (MTS) and CJSC “BeST” (life:). In Bulgaria, our principal wireless competitors are Bulgarian Telecommunications Company EAD (VIVACOM) and Telenor Bulgaria EAD and our principal fixed-line competitors are Blizoo Media and Broadband EAD. In Croatia, our

principal wireless competitors are Hrvatski Telekom d.d. and Tele2 d.o.o.. In Macedonia, our principal fixed-line competitor is Makedonski Telekom AD and our principal wireless competitors are T-Mobile Macedonia AD, ONE Telecommunications Services DOOEL Skopje and Albafone. In Serbia, our principal competitors are Telekom Srbija a.d. (m:ts) and Telenor d.o.o.. In Slovenia, our principal competitors are Telekom Slovenije d.d., Tusmobil d.o.o., Debitel telekomunikacije d.d., T-2 d.o.o. and IZI mobil d.d.

OTHER INVESTMENTS

Geographic diversification has been a key to our financial success, as it has provided for greater stability in our cash flow and profitability, and has contributed to our strong credit ratings. In recent years, we have been evaluating the expansion of our operations to regions outside of Latin America. In particular, we believe that Europe presents opportunities for investment in the telecommunications sector that could benefit us and our shareholders over the long term. For additional information on our acquisitions and investments, see Notes 11 and 12 to our consolidated financial statements.

Investment in KPN

As of April 23, 2015, we own 21.1% of the shares of KPN and we are its largest shareholder. KPN is the leading telecommunications and IT service provider in the Netherlands, offering fixed-line service, wireless service, internet and Pay TV to consumers. KPN offers business customers complete telecommunications and IT solutions. KPN IT Solutions (previously known as Getronics) offers global IT services and is the Benelux market leader in the area of infrastructure and network related IT solutions. KPN provides wholesale network services to third parties and operates an IP-based infrastructure with global scale in international wholesale through iBasis.

REGULATION

Mexico

Applicable Legislation

Over the past two years, Mexico has developed a new legal framework for the regulation of telecommunications and broadcasting services. The new legal framework is based on a package of constitutional amendments passed in June 2013 and implementing legislation enacted in July 2014, which established the new Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) and the Law for the Public Broadcasting System of the Mexican State (Ley del Sistema Público de Radiodifusión del Estado Mexicano) to replace the existing statutory framework. The prior General Communications Law (Ley de Vías Generales de Comunicación) and regulations adopted thereunder, remain effective under the new legal framework, as do dominant carrier provisions under prior legislation, with certain modifications.

The new legal framework provides for the IFT to determine whether there is a “preponderant economic agent” in the telecommunications sector, and such determination can be based on number of customers, traffic or network capacity. In March 2014, the IFT determined that an “economic interest group” consisting of us and our operating subsidiaries Telcel, Telmex and Telnor, as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico as measured by the IFT on a national basis.

The 2013 constitutional amendments authorize the IFT to impose on a preponderant economic agent a special regulatory regime, as supplemented by the 2014 implementing legislation. The special regime is referred to as “asymmetric” regulation, because it applies to one market participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Item 4.

We have begun judicial proceedings to challenge the determination of preponderant economic agent and the related measures imposed under the new legal framework, but the 2013 constitutional amendments do not provide for interim relief from the regulations pending judicial consideration of our challenges.

This new legal framework has had a substantial impact on our business and operations in Mexico. The long-term effects will depend on further regulations and other actions by the IFT, how we and our competitors adapt, how customers behave in response and how the telecommunications and media markets develop. It would be premature to predict the long-term effects of the emerging regulatory framework, but they could be adverse to our interests in significant respects.

Principal Regulatory Authorities

The IFT is an autonomous authority that regulates telecommunications and broadcasting. It is headed by seven commissioners appointed by the President, and ratified by the Senate, from among candidates nominated by an evaluation committee.

The IFT has authority over the application of legislation specific to telecommunications and broadcasting, and also over competition legislation as it applies to those sectors. While most of the powers previously exercised by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) were transferred to the IFT, there are a few specific public policy matters over which it retains authority.

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

Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) under the Federal Consumer Protection Law (Ley Federal de Protección al Consumidor). This law regulates publicity, quality of services and information required to be provided to consumers and provides a mechanism to address consumer complaints. It also permits class actions for consumer claims. Profeco has the authority to initiate class actions on behalf of consumers and to impose fines, which can be significant.

Wireless Rates

Wireless services concessionaires are generally free to establish prices they charge customers for telecommunications services. Wireless rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties and, if the parties cannot agree, may be imposed by the IFT, subject to certain guidelines, cost models and criteria. The establishment of interconnection rates has resulted, and may in the future result, in disputes between operators and with the IFT.

As a result of the preponderance determination, Telcel’s wireless rates are subject to pre-approval by the IFT before they can take effect. In addition, the 2014 legislation established that preoponderant agents may not charge interconnection rates. Therefore, Telcel may not charge other operators for the interconnection services it provides, while it continues to pay for the interconnection services provided to it by other operators. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Item 4.

The IFT is also authorized to impose specific rate requirements on any operator that is determined by the IFT to have substantial market power under the Federal Antitrust Law (Ley Federal de Competencia Económica) and the 2014 legislation. See “—Mexican Regulatory Proceedings” under this Item 4.

Fixed Line Rates

Under Telmex’s concession, Telmex’s rates for basic telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, are subject to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a model before the IFT every four years with its projections of units of operation for basic services, costs and prices. There is also a price floor based on Telmex’s average long-run incremental cost. Within this aggregate price range, Telmex is free to determine the structure of its own rates, with the exception of domestic long-distance rates, which were abolished under the 2014 legislation. As a result of the preponderance determination, Telmex’s rates are subject to pre-approval by the IFT before they can take effect.

The price ceiling varies directly with the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates since March 2001, for local service, and since March 1999 for long-distance service. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital. For services extending beyond basic telephone service, Telmex is free to set its rates.

The 2014 legislation established that the preponderant agent may not charge interconnection rates. Therefore, Telmex may not charge other operators for the interconnection services it provides, while it continues to pay for the interconnection services provided to it by other operators. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Item 4.

Concessions

Under the applicable legislation, an operator of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT is the authority that grants concessions, which may only be granted to a Mexican citizen or corporation, and may not be transferred or assigned without the approval of the IFT.

There are two types of concessions, as described below.

•	Network concessions. The new regulatory framework contemplates unified concessions (concesión única), each of which allows the holder to provide all types of telecommunications and broadcasting services. Unified concessions were introduced to foster the convergence of networks that do not use frequencies of radio-electric spectrum. A unified concession has a term of up to 30 years, extendable for up to an equal term. The 2013 constitutional amendments also provide for a transitory regime under which existing concessions can be migrated to the new, unified concession regime. Telmex and its subsidiary Telnor hold network concessions, granted under the previous regulatory framework, to provide specified types of services. Their ability to migrate to the new regime and, consequently, to provide additional services, is subject to conditions, as described under “Migration of Concessions” below. A concessionaire with a unified concession will be able to provide any and all telecommunications and broadcasting services.

•	Spectrum concessions. Telcel holds multiple concessions, granted under the previous regulatory framework, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions have terms of 15 to 20 years and may be extended for an additional term.

A public telecommunications concessionaire is required by law to establish an open-network architecture that permits interconnection and interoperability.

Termination of Concessions

Mexican legislation provides that under certain circumstances, assets of a concessionaire may be acquired by the federal government upon termination of the concession. The compensation to the concessionaire, if any, and the procedures to be followed depend on the type of concession, the type of assets and the interpretation of applicable legislation by the competent authorities at the time.

Migration of Concessions

The new regulatory framework provides for a unified concession under which an operator may provide any service of telecommunications or broadcasting and for a mechanism to migrate to such unified concession system.

However, migration is subject to additional conditions for a predominant economic agent. Under these provisions, before Telmex can migrate its current concession to a unified concession, certain specific requirements must be met, including: (i) payment of any new concession fee to be determined by the Ministry of Finance (Secretaría de Hacienda y Crédito Público), (ii) compliance with current requirements under the concession, the 2013 constitutional amendments, the 2014 legislation and any additional measures imposed by the IFT on the preponderant economic agent and (iii) such other requirements, terms and conditions as the IFT may establish. Consequently, Telmex may not be able to provide additional services, such as broadcasting, in the near term.

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

In addition to the 850 MHz, 1900 MHz and 1.7/2.1 GHz concessions detailed in the tables above, in December 2002, Telcel obtained a concession to install and operate a telecommunications network to provide national and international long-distance services, as well as data-transmission services. The concession was granted for an initial term of 15 years, and it is subject to extension for an additional 15-year period.

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

On April 20, 2010, Telcel requested the renewal of the Band B concession covering the Mexico City area (Region 9) that will expire in October 2015, and that request is still pending. The Band D concessions will expire in 2018, the Band A concessions in 2019, the Band F concessions in 2025 and the nationwide 1.7/2.1 GHz concession in 2030. All of these concessions are subject to renewal for equal terms.

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

Service Quality Requirements

The concessions set forth extensive requirements for the quality and continuity of Telcel’s services, including, in some cases, maximum rates of incomplete and dropped calls and connection time. In 2011, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) issued a new Fundamental Technical Plan for Quality of Local Wireless Services (Plan Técnico Fundamental de Calidad del Servicio Local Móvil, or the “2011 Technical Plan”). It is currently under review by the IFT, which is expected to modify it pursuant to the new regulatory framework. The 2011 Technical Plan is applicable to all wireless operators, including Telcel. The 2011 Technical Plan imposes additional service quality requirements for voice, SMS and internet services to those set forth in our concessions, includes a methodology based on site measurements that may be publicly available, as well as potential fines for non-compliance with voice-quality requirements. We believe we are in compliance with the service quality requirements of our concessions and of the 2011 Technical Plan. Nonetheless, Telcel has been notified of a number of proceedings seeking to impose penalties on Telcel on the basis of alleged non-compliance with the service quality requirements of the previous technical plan, as well as some proceedings from alleged service quality non-compliance during network failures. Telcel is challenging the allegations and penalties in proceedings that are still pending.

Telmex Concessions

Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements that the IFT may impose. Thereafter, it may be renewed for successive 30-year terms. Telmex’s subsidiary, Telnor, holds a separate concession in a region located in two states in northwestern Mexico that will expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are similar to those of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from Cofetel through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms.

Asymmetric Regulation of the Preponderant Economic Agent

Based on the IFT’s determination that we, our Mexican operating subsidiaries and affiliates constitute a preponderant economic agent in the telecommunications sector, we are subject to extensive specific asymmetric measures. Some of the most important measures are summarized below.

•	Interconnection. In March 2014, the IFT imposed on Telcel the interconnection rate it must charge to all other operators for traffic to Telcel’s network from April 6, 2014 to December 31, 2014. The rate charged was reduced from Ps.0.3490 to Ps.0.2045 per minute. The 2014 legislation, however, eliminated interconnection rates for the preponderant economic agent as of August 13, 2014, such that neither Telcel nor Telmex may charge other operators for the interconnection services they provide, while continuing to pay such operators for their interconnection services. Telcel and Telmex have each filed challenges to the elimination of interconnection rates.

•	Access to Infrastructure. Several measures relate to the ability of other operators to use our network infrastructure.

Sharing of Infrastructure. We must provide other operators access to use our passive infrastructure, including towers, sites, ducts and rights of way. Upon approval by the IFT of the reference terms (ofertas públicas de referencia) for the use of our passive infrastructure, we negotiate access rates with other operators and, if agreement cannot be reached, rates may be determined by the IFT using a long-run average incremental costs methodology.

Local Loop Unbundling. We must offer other operators access to elements of our local network separately. We have sumitted our proposed reference terms for unbundled access to the IFT, and it is currently under review. Access rates will be determined by the IFT using a methodology of long run average incremental costs.

Leasing of Dedicated Links. We must lease dedicated links to other operators. Upon approval by the IFT of the reference terms for leasing of our dedicated links, we negotiate access rates with other operators and, if agreement cannot be reached, rates may be determined by the IFT using a “retail minus” methodology, except for dedicated-link leasing for interconnection services where the IFT uses a long-run average incremental costs methodology.

Mobile Virtual Network Operators. We must provide MVNOs access to services we provide to our customers. Upon approval by the IFT of the reference terms of access to such service, we negotiate access rates with MVNOs and, if agreement cannot be reached, rates may be determined by the IFT using “retail minus” methodology. We recently finalized agreements with three MVNOs as of the date of this annual report.

•	Roaming. We must provide roaming services at a national level to other wireless operators. Upon approval by the IFT of the reference terms governing our roaming agreements, we negotiate access rates with other operators. If an agreement cannot be reached, rates may be determined by the IFT, using a long-run average incremental cost methodology.

•	Elimination of Domestic Roaming Fees. As of April 2014, we may no longer charge our customers roaming fees within Mexico.

•	Certain Obligations on the Provision of Retail Services. Certain rates for the provision of telecommunications services to our customers are subject to the IFT authorization, in the case of fixed-line and wireless services, and to rate controls, in the case of fixed-line services only, using methodologies related to maximum prices and replicability tests that are currently under analysis by us and the IFT. We are also subject to various obligations relating to the sale of services and products, including the obligation to offer individually all services that we previously offered under a bundle scheme, limitations on exclusivity for handsets and tablets and the obligation to unlock handsets.

•	Content. We are subject to specific limitations on acquisitions of content, including a prohibition on acquiring exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including without limitation national soccer play-offs (liguilla), FIFA world cup soccer finals, and any other event where large audiences are expected at a national or regional level.

•	Reporting of Service Obligations. We are subject to obligations related to reporting of service, including the publication of reference terms for wholesale and interconnection services that are subject to asymmetric regulation. The reference terms have been submitted to the IFT and approved.

The specific measures of asymmetric regulation can be terminated if the IFT declares that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The measures will be reviewed for this purpose every two years. However, regardless of whether we continue to be considered a preponderant economic agent, the IFT is authorized to impose specific rate requirements, among other asymmetric regulations, on any operator that is determined by the IFT to have substantial market power in any of the markets regulated under the Federal Antitrust Law. See “—Mexican Regulatory Proceedings” under this Item 4.

IFT Substantial Market Power Investigations

The 2014 legislation provides for the IFT to determine whether there are telecommunications or broadcasting operators that have substantial market power in the markets where they operate and to impose the necessary measures to maintain free competition in such markets. The IFT has initiated investigations in order to determine whether operators with substantial market power exist in a number of markets in which we operate. We are not aware that any of these investigations involves a determination that we or any of our subsidiaries or affiliates is an operator with substantive market power in the markets under investigation.

Mexican Regulatory Proceedings

We are subject to certain regulatory proceedings, as described below, but we expect some of them to be superseded in part by measures taken by the IFT under the 2014 implementing legislation.

Telcel Antitrust Investigations—Substantial Market Power

Telcel is the target of two substantial market power investigations initiated by the Federal Competition Commission (Comisión Federal de Competencia, or “Cofeco”). The investigations are now being conducted by the IFT. In the first investigation, Cofeco determined that Telcel had substantial market power over the mobile termination switched services it provides to other concessionaries through its network. The second investigation determined that Telcel had substantial market power in the nationwide market for voice and data services. Telcel filed challenges (juicios de amparo) to both determinations. Resolution of both challenges is pending.

These determinations, if upheld, would allow the IFT to impose against Telcel additional requirements as to rates, quality of service and information, among other things.

Telcel Antitrust Litigations—Monopolistic Practices

In April 2011, following a regulatory inquiry initiated in 2006, Cofeco notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic practices” (prácticas monopólicas relativas) that also, allegedly, constituted a repeat offense (reincidencia). In May 2012, Cofeco revoked the fine. As a condition to the revocation of the fine, Telcel must comply with specific undertakings that it proposed to Cofeco in March 2012.

The IFT is now responsible for monitoring Telcel’s compliance with respect to such undertakings and in the event of any breach, may impose a fine of up to 8.0% of Telcel’s annual revenues. Telcel believes it has complied with all of the undertakings and expects the IFT to confirm such compliance. Certain operators challenged the revocation of the fine, and most of those proceedings have now been resolved on terms favorable to Telcel. See Note 20 to our audited consolidated financial statements included in this annual report.

Telmex Antitrust Investigations—Substantial Market Power

Beginning in 2007, Cofeco initiated four investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in certain markets. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four of the relevant markets investigated. Telmex and ’Telnor challenged their findings and two of Telnor’s challenges have been denied, effectively upholding Cofeco’s findings, while the remaining two challenges are still pending. With respect to the matters for which the challenges were denied, the IFT can impose specific tariff requirements or other special regulations, such as additional requirements regarding disclosure of information or quality of service. In April 2012, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service, and information for dedicated-link leasing. Telmex believes it could have an adverse impact on its revenues and results of operations. Telmex and Telnor have filed a petition for relief against that resolution, and that petition is still pending. See Note 20 to our audited consolidated financial statements included in this annual report.

Brazil

Legislation and Main Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary telecommunications regulator in Brazil is Anatel, which has the authority to grant concessions and licenses for all telecommunications services, except broadcasting, and to propose and issue regulations that are legally binding on telecommunications services providers. Additionally, Claro Brasil is subject to regulation by the Brazilian National Cinema Agency (Agência Nacional do Cinema, or ANCINE).

Licenses

In August 2014, Anatel approved our proposal for the corporate reorganization of our subsidiaries in Brazil, which we effected with the objective of simplifying our corporate structure and reducing our operational costs in Brazil. On December 31, 2014, the reorganization was consummated and Embratel, Embrapar and Net Serviços merged into Claro Brasil. As a result, all licenses previously granted to Embratel and Net Serviços were transferred to Claro Brasil.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below:

Company	License
Claro Brasil

Fixed Local Voice Services**

Domestic and International Long Distance Voice Services (STFC)*

Personal Communication Services (SMP)

Data Services (SCM)**

Cable TV Services (SEAC)**

Mobile Maritime Services (SMM)**

Global Mobile Satellite Services (SMGS)**

Claro TV	DTH TV Services (SEAC)** Data Services (SCM)**

Americel	Data Services (SCM)**

Star One	Data Services (SCM)** Satellite Exploitation

Primesys	Data Services (SLE)**

Telmex do Brasil	Data Services (SCM)**

*	This license will expire in 2025.
**	These licenses have an indefinite term.

Claro Brasil hold licenses to provide services under the PCS (SMP) regime in the 450 MHz, 700 MHz, 850 MHz, 900 MHz, 1,800 MHz, 1,900 MHz, 2,100 MHz and 2,500 MHz spectrum bands. Our subsidiaries expect to continue to acquire spectrum as Anatel conducts additional auctions.

The following table sets forth the regions in Brazil in which our subsidiaries hold licenses to provide wireless services, as well as the termination dates of such licenses:

Regions in Brazil	Termination Dates
	450 MHz	850 MHz	900 MHz	1800 MHz	3G 1900 – 2100 MHz	4G 2500 MHz	4G 700 MHz
National (all states)						October, 2027***	December, 2029
Acre	October, 2027	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Rondônia	October, 2027	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Tocantins	October, 2027	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Distrito Federal	-	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Mato Grosso	-	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Mato Grosso do Sul	-	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Goiás	-	July, 2027	July, 2027	July, 2027**	March, 2023	-	-
Bahia	October, 2027	-	December, 2017	December, 2017	March, 2023	-	-
Sergipe	-	-	December, 2017	December, 2017	March, 2023	-	-
Alagoas	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Ceará	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Paraíba	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Piauí	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Pernambuco	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Rio Grande do Norte	-	August, 2027	August, 2027	August, 2027	March, 2023	-	-
Paraná	-	-	December, 2017	December, 2017***	March, 2023	-	-
Paraná (Norte)	-	-	December, 2022	March, 2023	March, 2023	-	-
Santa Catarina	-	-	December, 2017	December, 2017**	March, 2023	-	-
Rio de Janeiro	-	April, 2028	April, 2028	April, 2028***	March, 2023	-	-
Espírito Santo	-	April, 2028	April, 2028	April, 2028***	March, 2023	-	-
Rio Grande do Sul	-	April, 2028	April, 2028	April, 2028***	March, 2023	-	-
São Paulo – Capital	October, 2027*	August, 2027	August, 2027	August, 2027	March, 2023	-	-
São Paulo – Interior	-	March, 2028	March, 2028	March, 2028	March, 2023	-	-
Minas Gerais	-	-	April, 2020	March, 2023	March, 2023	-	-
Minas Gerais (Triângulo Mineiro)	-	-	-	March, 2023	March, 2023	-	-
Amazonas	October, 2027	March, 2023	-	December, 2022	March, 2023	-	-
Maranhão	October, 2027	March, 2023	-	December, 2022	March, 2023	-	-
Roraima	October, 2027	March, 2023	-	December, 2022	March, 2023	-	-
Amapá	October, 2027	March, 2023	-	December, 2022	March, 2023	-	-
Pará	October, 2027	March, 2023	-	December, 2022	March, 2023	-	-

*	In 450 MHz São Paulo Capital includes area codes 11 and 12.
**	Certain blocks covered will expire in March 2023.
***	In addition to a national block (20+20 MHz) in 2.5 GHz (4G), Claro also acquired 19 regional complementary blocks (10+10 MHz).

Our Brazilian subsidiary Star One has the following authorizations for satellite exploitation:

Type	Number	Orbital Position	Issue Date	Expiration Date (15 years)
Extension (renewal)	PVSS/SPV 007/2006	63ºW, 65ºW, 68°W,70ºW, 84ºW and 92ºW – C Band	01/01/06	01/01/21
Orbital Position	PVSS/SPV 001/2003	65ºW – Ku Band	02/25/03	02/25/18
Orbital Position	PVSS/SPV 12/2007	92ºW – C and Ku Band	11/13/07	11/13/22
Orbital Position	PVSS/SPV 002/2003	70ºW – Ku Band	10/08/03	10/08/18
Orbital Position	PVSS/SPV 001/2007	75ºW – C and Ku Band	02/27/07	02/27/22
Orbital Position	PVSS/SPV 156/2012	70ºW – Ka and Ku (Planned) Band	03/28/12	03/28/27
Orbital Position	PVSS/SPV 076/2012	84ºW – Ka and Ku Band	02/06/12	02/06/27
Landing Rights	PVSS/SPV 002/2009	37.9ºW – C Band	05/25/09	05/05/19*

*	The C12 Satellite (AMC-12) expiration date corresponds to the end of its lifetime.

Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for data transmission, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license-holders and domestic long-distance concession-holders are authorized to increase basic plan rates annually and to adjust only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Claro Brasil may set international long-distance rates freely, as approved by Anatel in December 2012, provided it gives Anatel and the public advance notice.

Regulation of Wholesale Competition

In November 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of five wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20% of market share in the applicable market.

As a wireless operator, Claro Brasil, as well as three of its primary competitors, were determined to have significant market power in the wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce wireless termination rates to 75% of the 2013 rates by February 2014, and to 50% of the 2013 rates by February 2015. In July 2014, Anatel established reference terms for wireless termination services applicable to operators with significant market power through 2019. Claro Brasil is also required to publish and Anatel must approve its reference prices for voice, data and SMS roaming on a semi-annual basis, among other measures.

In addition, Embratel was determined to have significant market power in the market for long distance leased lines, Claro Brasil and Embratel were determined to have significant market power in the telecommunications infrastructure market, and Net Serviços was determined to have significant market power in the local coaxial transmission market, together with several of their wireless and fixed-line competitors. Following the merger of Embratel and Net Serviços into Claro Brasil, Claro Brasil is required to publish and Anatel must approve its reference offers in each such market. Moreover, wholesale contracts entered into by operators determined to have significant market power, for the sale of such operators’ services, are overseen by independant third-party companies.

In 2013 Anatel approved Claro Brasil’s wholesale public offerings with respect to national roaming, telecommunications infrastructure, long distance leased lines, wireless termination rates, internet network interconnection and internet links.

In light of evolving market conditions, Anatel will review its determination of which operators have significant market power on a biannual basis. Anatel began its first review in November 2014, and such review has not been completed. Anatel may also propose modifications to the asymmetric measures applicable under the PGMC, which would be subject to public comment.

Claro Brasil challenged Anatel’s application of certain asymmetric measures with respect to wireless termination services, and requested a clarification of the rules applicable to operators in the national roaming market, in an administrative proceeding in 2013. Its challenge was denied, and Claro Brasil is awaiting the results of its appeal.

Network Usage Fees and Fixed-Line Interconnection Rates

In July 2014, Anatel approved Resolution N. 639, establishing the reference terms for fees charged in connection with wireless network and leased lines usage, and setting a price cap on fees charged for fixed network usage. Such values, developed based on Anatel’s cost model studies, will be applicable beginning February 2016.

Fixed-line operators determined by Anatel to have significant market power in the local fixed-line market may freely negotiate interconnection rates, subject to a price cap established by Anatel. Other carriers, including Claro Brasil, may set interconnection rates up to 20.0% higher than such cap.

Special Obligations

Concession Fees

Claro Brasil is required to pay a biannual fee equal to 2.0% of net revenues, except for the final year of the 15-year term of its PCS authorizations, in which the fee equals 1.0% of net revenues.

Claro Brasil (as successor in rights and obligations of Embratel) is also required to pay a fee every two years during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from long distance telephone services, net of taxes and social contributions, for the year preceding the payment.

Reversible Assets

Claro Brasil’s domestic and international long-distance fixed-line concessions provide that the concessionaire’s assets, such as equipment, infrastructure and any other property or rights essential for the provision of domestic and international long-distance fixed-line services and considered as reversible, cannot be disconnected, replaced or sold without the prior regulatory approval of Anatel. Upon expiration of these concessions, such assets may revert to the Brazilian government in which case any compensation for investments made in those assets would be negotiated with Anatel at the time of expiration. Those assets we use exclusively in the provision of wireless and Pay TV services are not subject to reversion.

Universal Coverage Obligations

Pursuant to the General Plan of Universal Access Targets (Plano Geral de Metas de Universalização), as a concessionaire of domestic and international long-distance services, Claro Brasil is required to install public telephones in remote areas that are more than 30 km from localities where individual fixed-line voice services are available. As of December 31, 2014, Claro Brasil had installed 1,516 public telephones in compliance with this requirement.

In 2012 Anatel auctioned 2.5 GHz (4G) spectrum frequencies with coverage obligations that aim to expand broadband access to rural and low-income areas. In 2014, Anatel auctioned additional 700 MHz (4G) spectrum frequencies without coverage obligations. Claro Brasil won spectrum bands in each of these auctions. As a result, Claro Brasil and other winners of the 2014 auctions must provide compensation to digital TV-LTE operators for the cost associated with setting up filters to avoid signal interference. Additionally, winners in this auction must purchase digital TV set-top boxes for members of the governmental program “Bolsa Familia” and compensate analog broadcasters for releasing spectrum.

Quality Services Goals

Telecommunications providers are subject to quality targets under their concessions and the Quality of Service Regulation (Regulamento de Gestão da Qualidade, or “RGQ”), issued in December 2012. Non-compliance with the targets set by the RGQ and other quality of service regulations may result in the imposition of penalties by Anatel.

Telecommunications Service Consumer’s Rights

On March 7, 2014, Anatel approved the General Regulation of Telecommunications Services Consumer’s Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), which aims to establish rules on service, debt collection and provision of fixed and wireless voice, data and Pay TV services. The regulation resulted in significant improvements, including the implementation by Claro Brasil of new processes and technologies aimed at enhancing customer service.

Colombia

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector, including wireless operations. In addition, the main audiovisual regulatory authority in Colombia with respect to Pay TV is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). The ICT Ministry supervises and audits the performance of our fixed and wireless voice and data services and the performance of legal, contractual and regulatory obligations. The activities of Comcel and Telmex Colombia are also supervised by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio, or “SIC” ), which enforces antitrust rules and protects consumer rights.

Wireless

In 2012, the CRC issued Resolutions 4002 and 4050, which seek to correct an alleged market failure, imposing the following measures on Comcel: (i) asymmetric access charges for call termination on Comcel’s network, whereby we must offer lower rates to our competitors than the rates we pay them; and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls). Asymmetric access charges were expected to end by January 1, 2015.

In December 31, 2014, the CRC issued Resolution 4660, which updates the access charges scheme applicable to all operators. While it is unclear whether this new scheme of general applicability also has the effect of extending the specific asymmetric charges applicable to Comcel beyond January 1, 2015, the CRC has responded to Comcel’s requests for clarification by confirming that such scheme is general in nature and not targeted at Comcel. However, our competitors claim that the new scheme has the effect of extending asymmetric access charges until December 2016. Movistar and Tigo filed a claim before SIC, which issued a preliminary injunction ordering Comcel to continue to apply asymmetric charges with respect to Movistar, pending a decision on the merits of the underlying claim. Comcel will contest this decision and vigorously defend its position that asymmetric access charges should not apply after January 1, 2015.

In March 2013, the ICT Ministry issued Resolution No. 449, outlining the bidding process for its 4G licenses. Comcel was excluded from bidding for the 1.7/2.1 GHz (AWS) spectrum band, but was allowed to bid for the 1.9 GHz and the 2.5 GHz spectrum bands. The 4G license auctioned to Comcel in the 2.5 GHz band was issued in July 2013.

Under the terms of Comcel’s concessions to provide wireless telecommunications services in Colombia, it is required to make quarterly royalty payments based on its revenues to the ICT Ministry. In October 2012, a draft bill restricting any one wireless provider from controlling more than 30.0% of the wireless market was proposed in the Colombian Congress, though the initiative was not approved.

In November 2013, Comcel qualified under the provisions of Law 1341 of 2009 related to the general authorization for the provision of wireless services, and was included in the register of ICT Ministry networks and services administrated by the ICT Ministry. Such general authorization superseded all of Comcel’s concession contracts and, consequently, such concessions were terminated.

As a result of the termination of Comcel’s concessions, the ICT Ministry and Comcel will begin discussions that seek to reach mutual agreement with respect to the assets that will revert to the government, in light of the Colombian Constitutional Court’s decision C-555 of 2013. In that decision, the Court held that certain laws limiting telecommunications providers’ obligation to return to the state assets related to their concessions upon their expiry did not apply to concessions granted prior to 1998. Because our concessions were granted prior to 1998, they follow the reversion clauses contained in their respective agreements, whose scope will be the subject of future discussions between the ICT Ministry and Comcel.

In March 2014, the ICT Ministry issued Resolution No. 598, which granted Comcel the renewal of its permits for the use of the radio spectrum required to provide wireless services and microwave links for an additional ten-year period.

Pay TV

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

Pursuant to Decree 558/08 all telecommunications providers, including AMX Argentina and Telmex Argentina, must contribute 1.0% of their monthly revenues, determined after certain deductions, to the Universal Fund (Fondo Fiduciario del Servicio Universal) to finance the provision of telecommunication services in underserved areas and to underserved persons.

In July 2013, the Communications Ministry through Resolution 5/2013 established a Quality Regulation of Telecommunications Services standard, under which providers must ensure better quality of service in terms of both accessibility to the network and dropped calls. The final document was issued by the National Communications Commission in November 2013.

In December 2013, the Communications Ministry issued Resolution 26/2013 which established the “second” as the unit of measure for charges of wireless communications.

In July 2014, the Federal Government announced a public auction for the 850, 1900, 1700-2100 and 700 MHz frequency bands, which was held in October 2014 and resulted in AMX Argentina acquiring spectrum in the 1900, 1700-2100 and 700 bands.

In July 2014, the Communications Secretary issued Resolution 68/2014, approving the Regulations for MVNOs.

In December 2014, a new telecommunications law, Argentina Digital Act N° 27.078 (Ley Argentina Digital) was enacted. Such law allows telecommunications licensees to provide audiovisual media services, except for those provided through satellite infrastructure, and creates a new authority, the Federal Authority for Information and Communications Technologies (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).

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

Claro Chile holds a concession covering the entire Chilean territory of 30 Mhz in the 1900 Mhz band. The concession was granted in June 1997 and covers a thirty-year period. The concession imposes coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to foreclose any concessionaire in the event of specified breaches of the terms of the concession.

In May 2006, Claro Chile acquired from Telefónica Móviles a concession for the use of 25 MHz within the 850 MHz frequency that permits Claro Chile to increase the wireless services it provides. The term of this concession is for a 25-year period for the Metropolitan area and Region V and for an indefinite period for the rest of Chile.

Claro Chile also holds a nationwide fixed and wireless data transmission concession for the use of 40 Mhz in the 2.6 Mhz Band. Such concession was granted in November 2012 for a period of 30 years.

In March 2014, one of our subsidiaries, Claro Servicios Empresariales, obtained a new nationwide wireless data transmission concession, this one for the use of 20 Mhz in the 700 Mhz Band (under the APAC standard). The decree granting such concession has been issued and is under review of the office of the Comptroller, for its final publication in the official gazette, which would trigger the right of use and the deployment obligations related to that concession.

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

In February 2013, Flimay was notified by the Court of Administrative Disputes (“TCA”) that its license for the provision of DTH had become effective. In May 2013, administrative authorities revoked that license. Flimay lodged an appeal against such administrative resolution and in December 2014, it was notified by the TCA that the administrative act that had revoked Flimay’s DTH license had been provisionally suspended, pending final resolution of the appeal.

In March 2013, the Government called for a public bidding process for the frequencies in the 1900 MHz and 1700/2100 MHz radio spectrum. As a result of this bidding process, AMX Wireless Uruguay was granted the use of 20 MHz of spectrum in the 1,900 MHz band and 20 MHz in the 1,700-2,100 MHz band.

Andean Region

Ecuador

Our wireless and fixed-line operations are subject to regulation by:

•	the National Telecommunications, Regulation and Control Agency (Agencia de Regulación y Control de las Telecomunicaciones), which is responsible for policy, licensing and oversight of radio-electric spectrum use, telecommunications services provision and for the monitoring of the use of authorized frequencies and concession-provision compliance.

•	Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información), which was created in August 2009 and is the leading government agency responsible for the technology industry’s development and the promotion of equal access to telecommunications services.

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

In February 2014, following a regulatory claim filed in 2012 by the state-owned operator, the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”) imposed a fine on Conecel of Ps.1,809 million (U.S.$138.4 million), for alleged monopolistic practices related to five locations in which the state-owned operator argues that Conecel has exclusive rights to deploy its network, preventing others from doing so. In March 2014, Conecel challenged the fine and posted a guarantee for 50.0% of its value. Through a judicial order issued during that same month, the competent court allowed Conecel’s lawsuit and suspended the effects of the contested fine. In addition, our subsidiaries in Ecuador face other processes before the local regulatory authorities.

In February 2015, a new Telecommunications Law (Ley Orgánica de Telecomunicaciones) went into effect. It established new regulations for operators with significant market power and fines based on operators’ incomes, as well as additional fees to be paid by operators based on the number of users.

Peru

The main telecommunications regulatory authorities in Peru are the Supervising Agency of Private Investment in Telecommunications (Organismo Supervisor de Inversión Privada en Telecomunicaciones—OSIPTEL) and the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones).

América Móvil Perú holds nationwide concessions to provide wireless, PCS, fixed-line, local carrier, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephony and value-added services (including internet access) covering all regions in Peru. The concessions were awarded between May 1999 and June 2008, operating 25 MHz on the 850 MHz band, 35 MHz on the 1900 MHz band, 50 MHz on the 3.5 GHz band, 10 MHz on the 450 MHz band and 56 MHz on the 10.5 GHz band. América Móvil Péru has also acquired from a third-party operator 10 MHz in the 1700-2100 frequency band and such acquisition is still pending government authorization.

Each of the concessions was awarded by the Ministry of Transportation and Communications, and covers a 20-year period. The concessions contain coverage, reporting, service requirements and spectral efficiency goals. The Ministry of Transportation and Communications is authorized to cancel any of the concessions in case of specified breaches of its terms.

Mobile number portability was implemented in January 2010. During 2014, transfer requests from other wireless operators to América Móvil Perú represented 27.4% of total portability requests.

Fixed number portability was implemented in July 2014. During 2014, transfer requests from other fixed operators to América Móvil Perú represented 47.7% of total portability requests.

On March 2015, a new resolution on mobile termination rates was issued, establishing two different rates, one for América Móvil Perú and Telefónica del Perú, and a different one for Entel and Viettel.

Europe

The telecommunications regulatory framework in the EU is comprised of a package of directives and regulations which apply to all EU member countries and cover fixed and wireless services, internet, broadcasting and transmission services. Austria, Bulgaria, Croatia and Slovenia are EU member countries. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU framework.

Regulation (EU) No 531/2012 of the European Parliament and of the Council, effective as of July 2012, regulates wholesale and retail access to roaming services within the EU, with the objective of, among other things, enhancing competition and lowering roaming charges. The regulation establishes price caps on certain retail and wholesale charges, and it mandates the separate sale of retail roaming services from domestic wireless communication services, enabling users to access bundled voice, SMS and data roaming services from alternative providers without paying a tariff for switching providers.

Austria

The Telecommunications Act of 2003 (Telekommunikationsgesetz 2003) established the legal framework for the regulation of retail and wholesale communications networks and services in Austria. The Telecom-Control Commission (Telecom-Control Commission or “TKK”) and the Austrian Communications Authority (KommAustria) are responsible for overseeing and regulating the telecommunications and broadcasting media sectors, respectively. In addition, the Austrian Regulatory Authority for Broadcasting and Telecommunications (Rundfunk und Telekom Regulierungs-GmbH) provides operational support to these authorities.

The TKK is required to carry out market analyses of the telecommunications sector and determine whether one or more companies have significant market power. A1 is considered to hold a dominant market position in several retail and wholesale markets, and it is therefore subject to additional measures, including extensive regulations of network access and price and the obligation to publish reference offers for access to certain networks and infrastructure.

The right to provide wireless services to the public in Austria requires a license for the use of spectrum. These spectrum licenses have a limited term. A1 holds licenses, allocated by the TKK by auction, to operate in the 800 MHz band (expiring in December 2029), 900 MHz band (expiring in December 2034), 1800 MHz band (expiring in December 2034), 2100 MHz band (expiring in December 2020) and the 2600 MHz band (expiring in December 2026).

Bulgaria—The Communications Regulation Commission regulates and oversees the telecommunications sector in Bulgaria. Mobiltel has licenses to operate in the 900, 1,800 and 2,100 MHz bands and, in April 2014, renewed its licenses to operate in the 900 and 1,800 MHz frequency bands until June 2024 for a total cost of €30.6 million. Mobiltel must also pay an annual spectrum fee of €2.2 million.

Croatia—The Croatian Post and Electronic Communications Agency (Hrvatska Agencija Za Poštu I Elektroničke Komunikacije or “HAKOM”) regulates and oversees the telecommunications sector in Croatia. Spectrum usage fees increased in 2014, and there are ongoing investigations within the European Commission to determine whether such fee increases comply with EU law. HAKOM is closely monitoring the recent retail and wholesale price increases implemented by all three mobile operators in Croatia in response to the higher spectrum usage fees. Vipnet has licenses to operate in the 800, 900, 1,800 and 2,100 MHz frequency bands.

Belarus—The Ministry of Communications and Information regulates and oversees the telecommunications sector in Belarus. The National Traffic Exchange Center , enables interaction between telecommunication networks, organizes payments for connecting telecommunications networks to the networks of foreign countries, and other related functions. velcom currently holds licenses to operate in the 900, 1,800 and 2,100 MHz frequency bands and under the existing framework, such licenses are automatically prolonged without additional cost.

Slovenia—The Agency for Communication Networks and Services (Agencija za Komunikacijska Omrežja in Storitve) regulates and oversees the telecommunications sector in Slovenia. In April 2014, Si.mobil acquired nearly half of all available Slovenian frequency spectrum in an auction at a cost of €63.9 million. As a result, Si.mobil holds 15-year licenses to operate in the 800, 900, 1,800, 2,100 and 2,600 MHz frequency bands.

Serbia— The Regulatory Agency for Electronic Communications and Postal Services regulates and oversees the telecommunications sector in Serbia. Vip mobile has acquired spectrum in the 900, 1,800 and 2,100 MHz frequency bands, but its access to spectrum is limited by comparison to its two primary competitors.

Macedonia—The Agency for Electronic Communications and oversees the telecommunications sector in Macedonia, which is governed by the Electronic Communications Law. Vip operator has licenses to operate in the 800, 900 and 1,800 MHz frequency bands.

Other Jurisdictions

Costa Rica—Claro Costa Rica’s business is subject to comprehensive regulation and oversight by the Superintendency of Telecommunications (Superintendencia de Telecomunicaciones, or “SUTEL”) and by the Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones). Claro holds a concession in the 1800 MHz and 2100 MHz bands to operate its cellular network. Claro Costa Rica obtained a license in October 2012 to operate Pay TV through DTH and started providing Pay TV services in December 2012.

El Salvador—CTE’s business is subject to comprehensive regulation and oversight by the Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones, or “SIGET”). CTE holds a concession from the Salvadoran government to operate its nationwide fixed-line network and CTE Telecom Personal holds a permit for the use of 50 MHz in the 1900 MHz frequency band to operate its cellular network.

Guatemala —Telgua’s business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network in the 900 MHz and 1900 MHz frequencies nationwide. In April 2014, the Guatemalan Telecommunications Agency granted Telgua the renewal of its licenses to operate its cellular network for a period that expires in 2033.

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

Honduras —Sercom Honduras’ businesses are subject to comprehensive regulation and oversight by the Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones) under the Telecommunications Law (Ley Marco del Sector de Telecomunicaciones). Sercom Honduras holds a concession to operate its cellular network in the PCS 1900 MHz and LTE-4G 1700/2100 MHz frequencies nationwide.

Panama —Claro Panamá’s business is subject to comprehensive regulation and oversight by the National Authority of Public Services (Autoridad Nacional de los Servicios Públicos). Claro Panamá has a license for the provision of wireless voice, data and video services in Panama. The license grants the right to use 30 MHz in the 1900 MHz frequency band for a 20-year period. Claro Panamá also holds Pay TV, international long-distance and added value-added services licenses. Claro Panama has been granted additional spectrum in the 1900 MHz band, for which final licensing is still in process.

United States—TracFone is subject to the jurisdiction of the FCC and to certain U.S. telecommunications laws and regulations. TracFone is not required to hold wireless licenses to carry out its business.

Dominican Republic—The Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones, or “Indotel”) is responsible for supervising the telecommunications industry in the Dominican Republic. Codetel holds concessions to provide telecommunication services in the Dominican Republic. The concessions do not contain coverage, reporting or service requirements and grant the right to use 25 MHz in the 800 MHz frequency band, 30 MHz in the 1900 MHz frequency band, 30 MHz in the 3.5 GHz frequency band and 40MHz in the 1700/2100 (AWS) frequency band until 2030. Indotel is authorized to cancel the concessions in the event of specified breaches of their terms.

Puerto Rico—The FCC and the Telecommunications Regulatory Board of Puerto Rico (“TRBPR”) oversee and regulate the telecommunications industry in Puerto Rico. Our Puerto Rican subsidiaries hold concessions to provide telecommunication services, including local exchange, long-distance, broadband internet access, VoIP, DTH, IPTV technologies, long-distance interstate and international services, roaming services, Pay TV services and wireless voice and data services that contain coverage, reporting and service requirements. The FCC and the TRBPR have the authority to cancel the concessions within their competent jurisdiction in the event of specified breaches of their terms.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

Introduction

Segments

We have operations in 25 countries, which are grouped for financial reporting purposes in ten segments. Our operations in Mexico are presented in two segments—Mexico Wireless, which comprises principally Telcel, and Mexico Fixed, which consists of Telmex and its subsidiaries providing fixed-line services. Our headquarters’ operations are allocated to the Mexico Wireless segment. Segment information is presented in Note 21 to our audited consolidated financial statements.

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In 2014, the Mexican peso was generally stronger against our other operating currencies than in 2013, which tended to reduce the reported amounts attributable to our non-Mexican operations.

We also recognize exchange gain and loss attributable to changes in the value of our operating currencies, particularly the Mexican peso and Brazilian real, against the currencies in which our indebtedness and accounts payable are denominated—especially the U.S. dollar. Appreciation of our operating currencies generally results in foreign exchange gains, while depreciation of these currencies generally results in foreign exchange losses. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposures, which are generally not accounted for as hedging. In 2014, the Mexican peso and the Brazilian real weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.28.6 billion and net fair value gains on derivatives of Ps.10.0 million. In 2013, the Mexican peso and especially the Brazilian real weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.19.6 billion and net fair value gains on derivatives of Ps.5.9 billion. See Note 7 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or sought to impose decreases in, or the elimination of, interconnection rates, and we expect further decreases in Brazil, Chile, Peru, Ecuador and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers and the adoption of new data services, but this may change. Significant regulatory developments are presented in more detail in “Regulation” under Item 4, and “Risk Factors” under Item 3.

Composition of Operating Revenues

During 2014, our total operating revenues consisted of: wireless voice revenues (30.1% of total operating revenue), fixed voice revenues (13.5% of total operating revenue), wireless data revenues (23.0% of total operating revenue), fixed data revenues (11.5% of total operating revenue), Pay TV revenues (8.1% of total operating revenue), equipment, accessories and computer sales revenues (11.3% of total operating revenue) and other services (2.5% of total operating revenue).

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

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily towards making a profit from handset sales because it also takes into account the service revenues that are expected to result when the handset is used.

Other services include sales revenues from other businesses, such as yellow pages, call center services, wireless security services and publishing.

Revenues are recognized at the time services are provided. Billed revenues for service not yet rendered are recognized as deferred revenues. Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and they are included under wireless voice services.

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

Effect of Consolidating Telekom Austria

As of December 31, 2014, we owned 59.7% of the total equity of Telekom Austria. We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method. The consolidation of Telekom Austria affects the comparability of our results for 2014 to our results for 2013.

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such measures are:

ARPU—average revenues per user. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The result is then presented in Mexican pesos, and comparability from one year to the next is therefore affected by changes in exchange rates. The figure includes both postpaid and prepaid customers.

MOUs—average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless, fixed or Pay TV). We calculate churn rate as the total number of customer disconnections for a period divided by total RGUs at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service or following a specified period after they become delinquent, and prepaid customers are considered disconnected following a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

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

General Trends Affecting Operating Results

Our results of operations in 2014 reflected several continuing long-term trends including:

•	intense competition, with growing marketing and subscriber acquisition costs and generally declining customer prices;

•	changes in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks and for smartphones and devices with data service capabilities;

•	declining demand for fixed voice services;

•	declining interconnection rates; and

•	growing operating costs reflecting, among other things, higher cost of content for Pay TV and data services, costs of providing customer care, as well as costs of operating larger and more complex networks.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well. In addition, our Pay TV businesses have also continued to grow in all the regions where we provide Pay TV services.

Several other significant factors affected 2014 performance; in particular, the implementation in Mexico of new regulatory measures that became effective in 2014. In addition, the contribution of our Brazilian businesses to our operating results was adversely affected by the depreciation of the Brazilian currency against the Mexican peso. Exchange-rate movements also affected our reported financing costs, as they do every year.

Consolidated Results of Operations for 2014 and 2013

Operating Revenues

Total operating revenues for 2014 increased by 7.9%, or Ps.62.2 billion, over 2013. At constant exchange rates, total operating revenues for 2014 increased by 10.9% over 2013, or 6.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects increases in revenues from our wireless data, fixed data and Pay TV operations, partially offset by a decrease in revenues from our wireless and fixed voice operations.

Wireless Voice—Wireless voice revenues for 2014 decreased by 3.6%, or Ps.9.4 billion, over 2013. At constant exchange rates, wireless voice revenues for 2014 decreased by 0.7% over 2013, or 3.5% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the effective price per minute for calls, the elimination in Mexico of interconnection rates and national roaming charges and the reduction of interconnection rates in other jurisdictions where we operate, principally Colombia.

Fixed Voice—Fixed voice revenues for 2014 increased by 2.6%, or Ps.2.9 billion, from 2013. At constant exchange rates, fixed voice revenues for 2014 increased by 4.2% from 2013, or decreased by 2.6% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reduced traffic, principally long-distance, in part explained by increased penetration of wireless technology, and new regulatory measures affecting companies operating in the telecommunications sector, such as in Colombia and Mexico.

Wireless Data—Wireless data revenues for 2014 increased by 22.1%, or Ps.35.3 billion, over 2013. At constant exchange rates, wireless data revenues for 2014 increased by 25.2% over 2013, or 17.5% excluding the effects of consolidating Telekom Austria. This increase principally reflects increased use of services such as media and content downloading, web browsing, content streaming and machine-to-machine services, driven in part by increased use of social networking websites and content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues for 2014 increased by 14.7%, or Ps.12.5 billion, over 2013. At constant exchange rates, fixed data revenues for 2014 increased by 17.9% over 2013, or 12.6% excluding the effects of consolidating Telekom Austria. This increase principally reflects residential broadband services growth, fueled by higher quality services with greater coverage, and the growth of corporate data services such as cloud, dedicated lines, leasing and data center services.

Pay TV—Pay TV revenues for 2014 increased 12.4%, or Ps.7.5 billion, over 2013. At constant exchange rates, pay TV revenues for 2014 increased by 17.4% over 2013, or 16.9% excluding the effects of consolidating Telekom Austria. This increase reflects RGU growth and increased revenues driven by new plans and channel packages that integrate multiple services, particularly in Brazil, Colombia, Peru and Ecuador.

Equipment, Accessories and Computer Sales—Revenues from equipment, accessories and computer sales for 2014 increased by 13.1%, or Ps.11.1 billion, over 2013. At constant exchange rates, revenues from equipment, accessories and computer sales for 2014 increased by 18.1% over 2013, or 13.9% excluding the effects of consolidating Telekom Austria. This increase reflects an increase in sales of higher-end smart phones, feature phones and other data-enabled devices, as well as new commercial plans and promotions among postpaid and prepaid subscribers, which contributed to an increase in handset, tablet and electronics sales.

Other Services—Revenues from other services for 2014 increased by 11.8%, or Ps.2.3 billion, over 2013. At constant exchange rates, revenues from other services for 2014 increased by 25.4% over 2013, or decreased by 7.6% excluding the effects of consolidating Telekom Austria. This decrease reflects a fall in revenues from other services such as wireless security services, yellow pages and call center services.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2014 increased by 7.8%, or Ps.27.8 billion, over 2013, representing 45.5% of operating revenues compared to 45.6% of operating revenues for 2013. At constant exchange rates, cost of sales and services for 2014 increased by 10.4% over 2013, or 6.4% excluding the effects of consolidating Telekom Austria.

Cost of sales was Ps.129.6 billion for 2014, an increase of 6.3% from Ps.122.0 billion in 2013. Excluding the effects of consolidating Telekom Austria, cost of sales was Ps.125.1 billion for 2014 and Ps.122.0 billion for 2013. This increase primarily reflects the purchase of increasing quantities of smartphones for sale to customers in all countries in which we operate, and an increase in subsidies we provide in order to acquire and retain subscribers and to incentivize prepaid subscribers to switch to postpaid plans.

Cost of services was Ps.256.5 billion for 2014, an increase of 8.5% from Ps.236.3 billion in 2013. Excluding the effects of consolidating Telekom Austria, cost of services was Ps.246.9 billion for 2014 and Ps.236.3 billion for 2013. This increase primarily reflects an increase in costs related to the growth of our Pay TV business, increased costs to support the growth of our wireless data business, higher royalty payments, an increase in real estate, leasing, electricity, network maintenance and labor costs and an increase in annual concession fees.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2014 increased by 11.1%, or Ps.18.5 billion, over 2013. As a percentage of operating revenues, commercial, administrative and general expenses for 2014 and 2013 were 21.9% and 21.3%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2014 increased by 14.9% over 2013, or 7.1% excluding the effects of consolidating Telekom Austria. This primarily reflects increased expenses related to higher customer-service costs, including increases in the number of customer service centers and employees, in order to provide better customer care and quality of service.

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

Other expenses—Other expenses for 2014 increased by 2.0%, or Ps.0.01 billion, over 2013 principally as a result of the consolidation of Telekom Austria.

Depreciation and amortization—Depreciation and amortization for 2014 increased by 13.3%, or Ps.13.5 billion, over 2013 principally as a result of the consolidation of Telekom Austria and capital expenditures made in recent years. As a percentage of operating revenues, depreciation and amortization for 2014 increased slightly to 13.6% compared to 12.9% for 2013. At constant exchange rates, depreciation and amortization for 2014 increased by 12.0% excluding the effects of consolidating Telekom Austria.

Operating Income

Operating income for 2014 increased by 1.5%, or Ps.2.3 billion, from 2013. Operating margin (operating income as a percentage of operating revenues) for 2014 was 18.5% compared to 19.6% for 2013. Excluding the effects of consolidating Telekom Austria, operating income for 2014 increased by 0.2%, due principally to increased use of fixed and wireless data services partially offset by higher costs for subscriber acquisition, network maintenance and customer service, as well as the growth of lower-margin businesses such as Pay TV and TracFone, and greater depreciation and amortization charges.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2014 increased by Ps.3.4 billion, or 16.4%, over 2013, or 7.1% excluding the effects of consolidating Telekom Austria, attributable to a small increase in our net debt and appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Foreign Currency Exchange Loss, Net—We recorded a net exchange loss of Ps.28.6 billion for 2014, compared to a net exchange loss of Ps.19.6 billion for 2013. Excluding the effects of consolidating Telekom Austria, net exchange losses increased by 45.6% from 2013, primarily attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a loss of Ps.10.2 billion for 2014, compared to a loss of Ps.8.3 billion for 2013. This item reflects the loss recorded on our sale of KPN shares, which was partially offset by value gains on the derivative instruments we use to hedge against exchange rate risk in our indebtedness.

Equity interest in net income of associated companies—Our share of the net loss of associated companies accounted for under the equity method was Ps.6.1 billion in 2014 and Ps.0.04 billion in 2013. Our results from equity method investees for 2014 primarily reflect our interest in KPN, which we acquired in 2012 and our equity interest in Telekom Austria for the first six months of 2014.

Income Tax—Our income tax expenses for 2014 increased by 30.6% over 2013. In Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities. Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 45.5% for 2014, compared to 28.8% for 2013. Our effective tax rate differed from the Mexican statutory rate of 30.0% principally because of the higher level of taxable inflationary effects and non-deductible expenses, including impairments in connection with the consolidation of Telekom Austria and the reorganization of our Brazilian subsidiaries, the equity interest in net loss of associated companies as well as the loss associated with our sale of shares in KPN.

Net Income

We recorded net profit of Ps.47.5 billion for 2014, a decrease of 36.6%, or Ps.27.5 billion, from net profit of Ps.75.0 billion in 2013. Excluding the effects of consolidating Telekom Austria, net profit in 2014 decreased by 40.5% compared to 2013. This decrease reflects our foreign exchange losses, greater depreciation and amortization charges and a higher tax burden.

Consolidated Results of Operations for 2013 and 2012

Operating Revenues

Operating revenues increased by 1.4% in 2013. At constant exchange rates, total operating revenues for 2013 increased by 7.9% over 2012. The principal factors in the increase included increases in revenues from our Pay TV and wireless and fixed data services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Wireless Voice—Wireless voice revenues decreased by 7.7% in 2013. At constant exchange rates, wireless voice revenues for 2013 decreased by 1.7% from 2012. The principal factor in the decrease was lower revenues from wireless voice services, principally in Mexico, Brazil and Colombia.

Fixed Voice—Fixed voice revenues decreased by 9.7% in 2013. At constant exchange rates, total fixed voice revenues for 2013 decreased by 4.5% from 2012. The principal factors in the decrease were increased penetration of wireless technology, a decrease in long-distance traffic and lower interconnection rates, principally in Mexico, Brazil and Colombia.

Wireless Data—Wireless data revenues increased by 17.0% in 2013. At constant exchange rates, wireless data revenues for 2013 increased by 23.4% from 2012. The principal factors in the increase were increased use of services such as media and content downloading, web browsing and machine-to-machine services as well as content downloading on handsets, tablets and notebooks.

Fixed Data—Fixed data revenues increased by 1.7% in 2013. At constant exchange rates, fixed data revenues for 2013 increased by 8.8% over 2012. The principal factors in the increase were residential broadband services growth, including growth of corporate data services such as cloud, dedicated lines and leasing.

Pay TV—Pay TV revenues increased by 7.6% in 2013. At constant exchange rates, total Pay TV revenues for 2013 increased by 21.0%. The principal factors in the increase were increases in the use of our services as a result of the introduction of new plans and channel packages, particularly in Brazil, and RGU growth in our operations in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services increased by 18.5% in 2013. At constant exchange rates, revenues from other services for 2013 increased by 23.0% over 2012. The principal factor in the increase was the sale of smartphones.

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

Valuation of derivatives and other financial items, net—The net change in valuation of derivatives and other financial items represented a loss of Ps.5.2 billion in 2013, compared to a loss of Ps.12.5 billion in 2012. The loss is principally due to other financial expenses including commissions on financial services and interest cost of labor obligations. See Note 14(d) to our audited consolidated financial statements included in this annual report.

Equity interest in net income of associated companies—Our share of the net income of associated companies accounted for under the equity method was of Ps.0.04 billion in 2013 and Ps.0.8 billion in 2012. Our results from equity method investees for 2013 primarily reflect our interests in KPN and Telekom Austria, which were acquired in 2012 and 2013.

Income Tax—Our effective rates of provisions for corporate income tax as a percentage of pretax income were 28.8% in 2013 and 33.4% in 2012. Our effective tax rate differs from the Mexican statutory rate of 30.0%, and decreased in 2013, primarily because of losses from the sale and restructuring of financial assets. See Note 13 to our audited consolidated financial statements.

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

	Mexican pesos per foreign currency unit (average for the period)
	2012	% Change	2013	% Change	2014
Brazilian real	6.7605	(12.2)	5.9334	(4.7)	5.6574
Colombian peso	0.0073	(6.7)	0.0068	(2.5)	0.0067
Argentine peso	2.9305	(20.1)	2.3410	(29.9)	1.6406
U.S. dollar	13.1663	(3.0)	12.7660	4.2	13.2969
Euro	16.9276	0.2	16.9966	4.0	17.6507

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2012
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))
Mexico Wireless	Ps.	183,645	23.7%	Ps.	81,961	50.9%
Mexico Fixed		106,025	13.7		20,862	12.9
Brazil		209,787	27.1		12,686	7.9
Colombia		73,432	9.5		22,710	14.1
Southern Cone		62,018	8.0		8,071	5.0
Andean Region		42,495	5.5		13,177	8.2
Central America		23,047	3.0		(3,497)	(2.2)
United States		63,144	8.1		1,828	1.1
Caribbean		27,441	3.5		2,883	1.8
Eliminations		(15,964)	(2.1)		469	0.3

Total	Ps.	775,070	100.0%	Ps.	161,150	100.0%

	Year ended December 31, 2013
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))
Mexico Wireless	Ps.	193,178	24.6%	Ps.	78,761	51.1%
Mexico Fixed		105,869	13.5		20,038	13.0
Brazil		199,887	25.4		11,101	7.2
Colombia		74,210	9.4		21,351	13.8
Southern Cone		61,521	7.8		6,174	4.0
Andean Region		45,113	5.7		11,910	7.7
Central America		24,219	3.1		(1,129)	(0.7)
United States		77,167	9.8		939	0.6
Caribbean		25,509	3.2		4,478	2.9
Eliminations		(20,572)	(2.5)		635	0.4

Total	Ps.	786,101	100.0%	Ps.	154,258	100.0%

	Year ended December 31, 2014
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))
Mexico Wireless	Ps.	195,710	23.1%	Ps.	73,462	46.9%
Mexico Fixed		107,518	12.7		22,284	14.5
Brazil		204,647	24.1		12,669	8.1
Colombia		75,992	9.0		17,669	11.3
Southern Cone		56,532	6.7		6,593	4.2
Andean Region		47,802	5.6		12,132	7.7

	Year ended December 31, 2014
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)
Central America		27,023	3.2		(212)	(0.1)
United States		91,097	10.7		1,520	1.0
Caribbean		25,842	3.0		4,923	3.1
Europe		37,392	4.4		5,229	3.3
Eliminations		(21,293)	(2.5)		285	0.2

Total	Ps.	848,262	100.0%	Ps.	156,554	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our operating segments, first by comparing results for 2014 and 2013, and then by comparing results for 2013 and 2012. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 21 to our audited financial statements, which is prepared in accordance with IFRS. Each geographical segment includes all income, cost and expense eliminations that occurred between subsidiaries within the geographical segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

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

2014 Compared to 2013

Mexico Wireless

Segment operating revenues increased by 1.3% in 2014. Adjusted revenues increased 0.7% in 2014. This increase was primarily driven by an increase in value-added services revenues. Wireless voice revenues decreased by 9.6% in 2014, reflecting primarily to the elimination of domestic roaming charges and the elimination of interconnection charges. Wireless data revenues increased by 14.2% in 2014, principally due to increased customer usage of value-added services, including messaging, content downloading, mobile applications and e-commerce, and an increase in revenues from service plans offering higher data capacity.

In 2014, the number of prepaid wireless subscribers decreased by 4.1%, and the number of postpaid wireless subscribers increased by 6.0%, resulting in a decline in the total number of wireless subscribers in Mexico of 2.8% to approximately 71.5 million as of December 31, 2014, which represented a net decrease of 2.0 million wireless subscribers.

Average MOUs per subscriber decreased by 2.6% in 2014. ARPU decreased by 1.1% in 2014, principally as a result of the elimination of interconnection rates and domestic roaming charges. The wireless churn rate for our Mexican Wireless operations was 3.8% during 2013 and 4.3% in 2014.

Segment operating income decreased by 6.7% in 2014. Adjusted operating income increased by 0.6% in 2014. Segment operating margin (operating income as a percentage of operating revenues) was 37.5% in 2014 and 40.8% in 2013. Adjusted operating margin for this segment was 43.7% in 2014 and 43.7% in 2013. The decrease in operating margin in 2014 was due principally to the decline in revenues related to new regulatory measures and to costs related to network maintenance and expansion, increased capacity to absorb higher bandwidth usage and customer service.

Mexico Fixed

Segment operating revenues increased by 1.6% in 2014. This increase was principally due to an increase in fixed data revenues. Fixed voice revenues decreased by 4.5% in 2014, reflecting reductions in the overall number of fixed-lines, national and international long-distance rates and usage. Fixed data revenues increased by 9.5% over 2013, reflecting an increase in revenues from broadband and corporate network services, principally due to an increase in the fixed RGU base.

In 2014, the number of fixed RGUs in Mexico decreased by 3.4%, and the number of broadband RGUs in Mexico increased by 2.9%, resulting in a decrease in total fixed RGUs in Mexico of 0.9% to approximately 22.3 million as of December 31, 2014. In 2014, long-distance minutes increased by 6.4% and interconnection minutes increased by 2.4%, resulting in an increase in total minutes in Mexico of 4.2%. The fixed voice churn rate decreased slightly from 1.4% in 2013 to 1.1% in 2014. The broadband churn rate remained unchanged from 2013 at 1.2% in 2014.

Segment operating income increased by 11.2% in 2014. Adjusted segment operating income increased by 1.4%. Segment operating margin was 20.7% in 2014 and 18.9% in 2013. Adjusted operating margin for this segment was 19.1% in 2014 and 19.1% in 2013. The increase in segment operating margin for 2014 was principally due to greater cost efficiencies and lower personnel costs, despite increases in costs associated with customer service improvements and network maintenance.

Brazil

Segment operating revenues increased by 2.4% in 2014. Adjusted segment operating revenues increased by 7.2% in 2014 to increases in wireless, fixed data and Pay TV revenues. Wireless data revenues increased by 25.2% in 2014 and fixed data revenues increased by 14.4%, as a result of an increase in the subscriber base and increased data usage for media and content downloading and greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 16.6% in 2014 as a result of a growing fixed RGU base and an increase in the purchase of additional services such as video-on-demand. Wireless and fixed voice revenues decreased by 10.9% and increased by 0.2%, respectively, in 2014. The principal factors in the decrease in revenues were the reduction of interconnection rates and reduced long distance and fixed-to-mobile charges. The increase in fixed voice revenues is primarily attributable to increased RGUs for fixed-line services offered by the NET Fone brand, partially offset by reduced revenues from local services and increased costs associated with promotions and bundled packages of services offered by NET Fone.

In 2014, the number of prepaid wireless subscribers increased by 2.0%, and the number of postpaid wireless subscribers increased by 9.3%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 3.5% to approximately 71.1 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 8.7%, the number of broadband RGUs increased by 13.6% and the number of Pay TV RGUs increased by 10.4%, resulting in an increase in total fixed RGUs in our Brazil segment of 10.4% to approximately 36.1 million as of December 31, 2014.

Average MOUs per subscriber decreased by 5.5% in 2014. The decrease in average MOUs during 2014 reflects the dilution effect of subscriber growth. ARPU decreased by 6.2% in 2014. At constant exchange rates, ARPU decreased by 1.7%, reflecting a decrease in monthly airtime and interconnection rates that was not offset by increased data usage.

Segment operating income increased by 14.1% in 2014. Adjusted segment operating income increased by 23.8%. Segment operating margin was 6.2% in 2014 and 5.6% in 2013. Adjusted segment operating margin was 4.9% in 2014 and 4.2% in 2013. Adjusted segment operating income and operating margin in 2014 were affected by subscriber acquisition costs, higher costs for customer service, call centers and energy, and advertising, higher rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Segment operating revenues increased 2.4% in 2014. Adjusted operating revenues increased by 5.2%. Fixed and wireless data services increased by 13.3% and 5.8%, respectively, in 2014, primarily due to increased purchase of bundled packages of services, higher demand for data plans and an increase in subscribers for internet services. Fixed voice revenues increased by 4.2% and wireless voice revenues decreased 4.9% in 2014. Pay TV revenues increased by 13.4% in 2014.

Average MOUs per subscriber decreased by 0.6% in 2014. ARPU decreased by 7.4% in 2014. At constant exchange rates, ARPU decreased by 5%, primarily reflecting a decrease in traffic, partially resulting from fundamental changes in our commercial conditions, linked to regulatory measures. Wireless data use did not increase sufficiently to offset these declines.

Segment operating income decreased by 17.2% in 2014. Adjusted segment operating income decreased by 12.6%. Segment operating margin was 23.3% in 2014 and 28.8% in 2013. Adjusted segment operating margin was 26.3% in 2014 and 31.7% in 2013. Segment operating margin in 2014 was affected by higher electricity, lease, maintenance and customer service costs and an obligation imposed by the Colombian government to provide free tablets and handsets to certain people in low-income brackets as a condition for our acquisition of 4G spectrum.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues decreased by 8.1% in 2014, reflecting a decrease of 4.3% in Argentina, Paraguay and Uruguay and a decrease of 15.2% in Chile. Adjusted segment operating revenues increased by 20.1%, reflecting an adjusted operating revenue increase of 36.5% in Argentina, Paraguay and Uruguay and a decrease of 6.2% in Chile. The decrease in operating revenues was driven primarily by lower interconnection tariffs due to regulatory measures in Chile, partially offset by increased revenues in Chile and Argentina from higher data usage, such as data purchased in bundled service packages. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber decreased by 8.9% in 2014, primarily due to the phasing out of promotional packages from earlier periods for both postpaid and prepaid services. ARPU decreased by 14.8% in Argentina, Paraguay and Uruguay, and decreased by 14.9% in Chile. At constant exchange rates, ARPU increased by 18.5% in Argentina, Paraguay and Uruguay, primarily driven by inflationary pressures, and decreased by 5.8% in Chile, where it was negatively affected by a decrease in revenues from voice services.

Segment operating income increased by 6.8% in 2014, reflecting a decrease in operating income of 0.8% in Argentina, Paraguay and Uruguay and a decrease in operating loss of 15.2% in Chile. Adjusted segment operating income increased by 68.5%, reflecting an increase in adjusted operating income of 42.5% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss of 6.4% in Chile. Segment operating margin was 11.7% in 2014, reflecting an operating margin of 27.4% in Argentina, Paraguay and Uruguay and (19.3)% in Chile. In 2014, adjusted operating margin was 15.9%, reflecting an adjusted operating margin of 28.1% in Argentina, Paraguay and Uruguay and 19.3% in Chile. In 2013, adjusted operating margin was 13.1%, reflecting an adjusted operating margin of 26.2% in Argentina, Paraguay and Uruguay, and (19.3)% in Chile. Results of operations in all countries in the segment in 2014 reflected cost efficiencies related to maintenance, leases, spare parts and customer services, which grew at a lower rate than operating income, as well as a decrease in spectrum costs in Chile.

Andean Region—Ecuador and Peru

Segment operating revenues increased by 6.0% in 2014, reflecting operating revenue increases of 4.5% in Ecuador and 7.4% in Peru. Adjusted segment operating revenues increased by 4.4%, reflecting increases of 0.3% in Ecuador and 8.4% in Peru. This increase in operating revenues reflected, in both Ecuador and Peru, higher wireless data and postpaid plan usage, as well as higher revenues from fixed data and corporate network services, slightly offset by a decrease in revenues from our mobile and fixed voice operations.

Average MOUs per subscriber increased by 4.6% in 2014, principally reflecting increased overall traffic. ARPU increased by 4.0% in Ecuador and increased by 3.8% in Peru. At constant exchange rates, ARPU in Ecuador remained practically unchanged, with a slight decrease of 0.1%, while ARPU in Peru increased 4.7%, principally due to greater usage of data services.

Segment operating income increased by 1.9% in 2014, reflecting operating income increases of 7.6% in Ecuador and decreases of 3.8% in Peru. Adjusted segment operating income increased by 0.8%, reflecting an increase of 3.3% in Ecuador, driven by efficiencies gained in customer services, marketing, sales costs and subsidies, which was partially offset by a decrease of 2.8% in Peru, caused by higher postpaid subscriber acquisition costs driven by a more aggressively competitive environment. Segment operating margin was 25.4% in 2014, reflecting operating margins of 33.9% in Ecuador and 23.8% in Peru. In 2014, adjusted segment operating margin was 28.6%, reflecting adjusted operating margins of 34.0% in Ecuador and 23.8% in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues increased by 11.6% in 2014. Adjusted segment operating revenues increased by 7.1% in 2014. This increase was driven primarily by increased revenues from wireless voice and fixed and wireless data services in each country and, in Nicaragua, in Pay TV, partially offsetting declining fixed voice usage and prices per minute for calls in El Salvador and Guatemala. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Average MOUs per subscriber increased by 11.7% in 2014, primarily due to a decrease in the average price per minute of voice services. ARPU increased by 15.6%. This increase was primarily attributable to greater usage of both voice and data services.

Segment operating margin was (0.8)% in 2014 and (4.7)% in 2013. Adjusted segment operating margin was (0.6)% in 2014 and (4.5)% in 2013. This increase in adjusted segment operating margin reflected the increase in operating income, offsetting the growth in costs related to maintenance, customer service and new acquisitions associated with increasing our network capacity, quality and coverage in each country.

United States

Segment operating revenues increased by 18.1% in 2014. Adjusted segment operating revenues increased by 13.4% in 2014. This increase reflected higher wireless voice and data usage and revenues driven by the success of new and existing plans, principally those offered by Straight Talk, which often include unlimited data plans. Wireless data services increased by 19.6% during 2014 and now represent 43.9% of service revenues. In 2014, the number of wireless subscribers, all of which are prepaid subscribers, increased by 9.9% to approximately 26.0 million as of December 31, 2014.

Average MOUs per subscriber increased by 2.3% in 2014. ARPU increased by 7.7% in 2014. At constant exchange rates, ARPU increased by 3.5%. The increase in average MOUs and in ARPU is primarily due to the rise in sales of “bucket plans,” some of which offer unlimited usage for a fixed monthly rate.

Segment operating income increased to Ps.1.5 billion in 2014 from an operating loss of Ps.1.0 billion during 2013. Adjusted segment operating income increased by 20.6% in 2014, reflecting the increase in our operating revenues, as well as important cost reductions for airtime, data and SMS messaging purchases.

Segment operating margin was 1.7% in 2014 and 1.2% in 2013. Adjusted segment operating margin was 8.9% in 2014 and 8.4% in 2013.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues increased by 1.3% in 2014. Adjusted segment operating revenues decreased by 2.8%. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Average MOUs per subscriber decreased by 3.6% in 2014, primarily due to the dilution effect of new clients. ARPU increased by 4.9% in 2014. This decrease in ARPU was primarily attributable to declining prices and average voice usage, and a more competitive market for voice services.

Segment operating income increased by 9.9% in 2014. Adjusted segment operating income increased by 7.4% in 2014. Segment operating margin was 19.1% in 2014 and 17.6% in 2013. Adjusted segment operating margin was 19.0% in 2014 and 17.2% in 2013. The increase in segment operating income and operating margin for 2014 reflected a reduction in costs associated with accrued liabilities, principally our pension obligations in Puerto Rico, offsetting increased costs associated with human resources, network maintenance and subscriber acquisition.

Europe

We began consolidating Telekom Austria in July 2014. Prior to July 2014, we accounted for Telekom Austria using the equity method.

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

Mexico Fixed

Segment operating revenues decreased by 0.1% in 2013. This decrease was principally due to decreases in voice revenues, partially offset by an increase in fixed data revenues. Fixed voice revenues decreased by 7.0% in 2013, reflecting significant reductions in local and long-distance prices and RGUs. Revenues from broadband and corporate network services increased by 3.7% in 2013, principally due to the phasing out of introductory promotional packages from earlier periods, and an increase in the broadband RGU base.

In 2013, the number of fixed voice RGUs in Mexico decreased by 4.8%, and the number of broadband RGUs in Mexico increased by 4.8%, resulting in a decrease in total fixed RGUs in Mexico of 1.2% to approximately 22.5 million as of December 31, 2013. In 2013, long-distance minutes increased by 5.2% and interconnection minutes increased by 7.4%, resulting in an increase in total minutes in Mexico of 6.4%. The fixed voice churn rate increased slightly from 1.1% in 2012 to 1.4% in 2013. The broadband churn rate decreased slightly from 1.4% in 2012 to 1.2% in 2013.

Segment operating income decreased by 3.9% in 2013. Adjusted segment operating income decreased by 8.6% in 2013. Segment operating margin was 18.9% in 2013 and 19.7% in 2012. Adjusted operating margin for this segment was 19.1% in 2013 and 20.5% in 2012. The decrease in 2013 was due principally to higher broadband and fixed-line maintenance and energy costs, which were necessary to increase capacity, increases in our pension obligations to former employees and increased personnel costs as a consequence of an employee salary increase during 2013.

Brazil

Segment operating revenues decreased by 4.7% in 2013. Adjusted segment operating revenues increased by 8.1% in 2013. Wireless data revenues increased 19.2% in 2013 and fixed data revenues increased 11.4%, as a result of greater use of value-added services such as SMS messaging and web browsing. Pay TV revenues increased by 21.9% in 2013 as a result of RGU growth driven by new commercial packages offered by Embratel. Wireless and fixed voice revenues decreased by 4.8% and 3.2%, respectively, in 2013. Revenues decreased the most for wireless and fixed long-distance services, which primarily reflects promotions implemented during 2013.

In 2013, the number of prepaid wireless subscribers increased by 4.2%, and the number of postpaid wireless subscribers increased by 9.6%, resulting in an increase in the total number of wireless subscribers in our Brazil segment of 5.3% to approximately 68.7 million as of December 31, 2013. In 2013, the number of fixed voice RGUs increased by 8.8%, the number of broadband RGUs increased by 16.3% and the number of Pay TV RGUs increased by 17.9%, resulting in an increase in total fixed RGUs in our Brazil segment of 14.3% to approximately 32.7 million as of December 31, 2013.

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

Average MOUs per subscriber decreased by 4.3% in 2013. ARPU decreased by 0.7% in 2013. The decreases in average MOUs and ARPU in 2013 reflected primarily a decrease in traffic, partially resulting from fundamental changes in our commercial conditions, linked to regulatory measures. Wireless data use did not increase sufficiently to offset these declines.

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

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues decreased by 0.8% in 2013, reflecting a decrease of 2.6% in Argentina, Paraguay and Uruguay and an increase of 4.0% in Chile. Adjusted segment operating revenues increased by 15.9%, reflecting an adjusted operating revenue increase of 20.8% in Argentina, Paraguay and Uruguay and 9.2% in Chile. The decrease in segment operating revenue in Argentina, Paraguay and Uruguay is primarily related to the devaluation of the Argentine peso. The increase in segment operating revenue in Chile was driven primarily by higher usage of all services, principally data services. For this segment, we analyze adjusted results in Argentina, Paraguay and Uruguay in terms of the Argentine peso because Argentina accounts for the major portion of the operations in these three countries.

Average MOUs per subscriber decreased by 1.3% in 2013, primarily due to the phasing out of promotional packages from earlier periods for both postpaid and prepaid services. ARPU decreased by 9.6% in Argentina, Paraguay and Uruguay and decreased by 3.6% in Chile. ARPU was negatively affected by changes in exchange rates, and at constant exchange rates would have been positive for Argentina, Paraguay and Uruguay.

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

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues decreased by 7.0% in 2013. Adjusted segment operating revenues decreased by 4.8%. We analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

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

Liquidity and Capital Resources

Funding Requirements

We generate substantial cash flows from our operations. On a consolidated basis, operating activities provided Ps.240.6 billion in 2014 and Ps.187.8 billion in 2013. Our cash and cash equivalents amounted to Ps.66.5 billion at December 31, 2014 compared to Ps.48.2 billion at December 31, 2013. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings primarily for the following purposes:

•	We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.145.6 billion in 2014 and Ps.121.8 billion in 2013. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2015 to be approximately U.S.$8.9 billion (Ps.139.7 billion).

•	In some years, we have made substantial expenditures on acquisitions.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2014, we had approximately Ps.57.8 billion of principal and amortization due in 2015.

•	We pay regular dividends. We paid Ps.17.1 billion in dividends in 2014 and Ps.15.7 billion in 2013. Our shareholders approved on April 30 the payment of a Ps.0.26 ordinary dividend per share in two installments in 2015 and a Ps.0.30 special dividend per share in one installment in September 2015.

•	We regularly repurchase our own shares. We spent Ps.35.0 billion repurchasing our own shares in the open market in 2014 and Ps.70.7 billion in 2013. Our shareholders have authorized additional repurchases, and as of March 31, 2015, we have spent Ps.10.1 billion repurchasing our shares in the open market in 2015, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

Contractual Commitments

The following table summarizes certain contractual obligations as of December 31, 2014. Many of our obligations are denominated in currencies other than Mexican pesos. Our purchase obligations and also approximately 39.5% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2014:
Equipment leases	Ps.	471	Ps.	244	Ps.	227	Ps.	—	Ps.	—
Real estate leases		51,960		10,173		15,163		12,369		14,255
Short-term debt		57,806		57,806		—		—		—
Long-term debt		545,949		—		142,824		88,797		314,328
Purchase obligations		97,191		57,770		39,421		—		—

Total	Ps.	753,377	Ps.	125,993	Ps.	197,635	Ps.	101,166	Ps.	328,583

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2014. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

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

Borrowings

In addition to cash flows generated from operations, we rely on a combination of borrowings in the Mexican and international capital markets, borrowings from international banks and equipment financing. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2014 was Ps.603.8 billion, of which Ps.57.8 billion was short-term debt (including the current portion of long-term debt), compared to Ps.490.3 billion as of December 31, 2013. Our net debt (total debt minus cash and cash equivalents) at December 31, 2014 was Ps.537.3 billion, compared to Ps.442.2 billion as of December 13, 2013.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 86.0% of our indebtedness at December 31, 2014 was denominated in currencies other than Mexican pesos (approximately 45.0% of such non-Mexican peso debt in U.S. dollars and

55.0% in other currencies), and approximately 5.0% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 32.0% of our total debt as of December 31, 2014 was denominated in U.S. dollars.

The weighted average cost of all our third-party debt at December 31, 2014 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.7% per annum.

Our major categories of indebtedness at December 31, 2014 are summarized in the table below.

Debt:	(millions of Mexican pesos)
Denominated in U.S. dollars:
Bank loans	Ps.	14,707
5.750% Notes due 2015		10,482
3.625% Senior Notes due 2015		10,891
5.500% Senior Notes due 2015		8,166
2.375% Senior Notes due 2016		29,201
Floating Rate Senior Notes due 2016		11,038
5.625% Notes due 2017		8,582
5.000% Senior Notes due 2019		11,039
5.500% Senior Notes due 2019		5,554
5.000% Senior Notes due 2020		31,273
7.500% Senior Notes due 2020		5,151
3.125% Senior Notes due 2022		23,549
6.375% Notes due 2035		14,443
6.125% Notes due 2037		5,434
6.125% Senior Notes due 2040		29,436
4.375% Senior Notes due 2042		16,926

Total		235,872
Denominated in Mexican pesos:
Bank loans		310
Domestic senior notes (certificados bursátiles)		27,429
8.750% Senior Notes due 2016		4,500
9.000% Senior Notes due 2016		5,000
6.000% Senior Notes due 2019		10,000
6.450% Senior Notes due 2022		22,500
7.125% Senior Notes due 2024		7,500
8.460% Senior Notes due 2036		7,872

Total	Ps.	85,111
Denominated in euro:
Bank loans	Ps.	11,903
6.375% Senior Notes due 2016		14,877
3.750% Senior Notes due 2017		17,806
4.250% Senior Notes due 2017		9,918
1.000% Senior Notes due 2018		10,684
4.125% Senior Notes due 2019		17,806
3.000% Senior Notes due 2021		17,806
3.125% Senior Notes due 2021		14,877

Debt:	(millions of Mexican pesos)
4.750% Senior Notes due 2022		13,354
4.000% Senior Notes due 2022		14,877
3.259% Senior Notes due 2023		13,354
3.500% Senior Notes due 2023		5,951
Euro NC5 (Euro Series A) Capital Securities due 2073		16,025
Euro NC10 (Euro Series B) Capital Securities due 2073		9,793

Total		189,031
Denominated in pounds sterling:
5.000% Senior Notes due 2026		11,463
5.750% Senior Notes due 2030		14,902
4.948% Senior Notes due 2033		6,878
4.375% Senior Notes due 2041		17,195
GBP NC7 Capital Securities due 2073		12,609

Total		63,047
Denominated in Swiss francs:
2.250% Senior Notes due 2015		3,404
2.000% Senior Notes due 2017		3,997
1.130% Senior Notes due 2018		8,141

Total		15,542
Denominated in Japanese yen:
1.530% Senior Notes due 2016		627
2.950% Senior Notes due 2039		1,597

Total		2,224
Denominated in Colombian pesos		2,769
Denominated in Brazilian reais		4,436
Denominated in other currencies		5,723

Total debt		603,755
Less short-term debt and current portion of long-term debt		57,806

Total long-term debt	Ps.	545,949

Equity:
Capital stock		96,383
Total retained earnings		192,334
Other comprehensive income (loss) items		(104,333)
Non-controlling interest		50,255
Total equity		234,639

Total capitalization (total long-term debt plus equity)	Ps.	780,588

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 9.0% senior notes due January 2016 and our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2016 through 2037. Some bear interest at fixed rates, and others at variable rates based on TIIE (a Mexican interbank rate).

•	Global peso note program. Since November 2012, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the SEC and the CNBV. Under the program, we can issue up to 100 billion Mexican pesos in notes. The program was established it in 2012 and will remain in effect until 2017, when it will expire unless it is renewed.

•	Dollar-denominated international notes. We have outstanding debt securities in the international markets denominated in U.S. dollars.

•	Hybrid Notes. In September 2013, we issued three series of Capital Securities maturing in 2073: two series denominated in euros and totaling €1,450 million, and one series denominated in pounds sterling in the amount of £550 million. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 or 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

•	Colombian peso-denominated notes. Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. The notes outstanding as of December 31, 2014 bear interest at 7.6%, and matures in 2016.

•	Bank loans. At December 31, 2014, we had approximately Ps.31,722 million outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated facilities—one for U.S.$2.5 billion (the “Dollar Facility”) and one for the Euro equivalent of U.S.$2.1 billion (the “Euro Facility”). Loans under the facilities bear interest at variable rates based on LIBOR and EURIBOR. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or Telcel under the Euro facility, or to sell substantially all of our assets or to sell control of Telcel under the Euro facility. The Euro facility also includes covenants that limit our ability to sell substantially all of Telcel’s assets, or to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the Dollar and Euro Facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria also has a revolving syndicated facility for €1 billion (the “TKA facility”). The TKA facility bears interest at EURIBOR plus 0.375% and includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduced our share ownership in, Telekom Austria.

•	Telekom Austria’s Subordinated Perpetual Bond. In January 2013, Telekom Austria issued €600 million aggregate principal amount of its subordinated bonds. The interest rate on the bonds is 5.625% for the first five years and resets every five years beginning in 2018. The bonds have no specified maturity date but may be redeemed at our option at par, in whole but not in part, on any interest reset date beginning in 2018. Under IFRS, we are required to classify the bonds as equity, because of their indefinite maturity, but we intend to redeem them in accordance with their terms at a time we deem convenient.

•	Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2014, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.477.2 billion (U.S.$32.4 billion) excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2014, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.126.5 billion (U.S.$8.6 billion).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environment. We use cross-currency swaps and forwards to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries.

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

As of December 31, 2014, we had derivatives positions with an aggregate net fair value of Ps.14.0 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information see Note 2 m) to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2014 to Ps.107.9 billion, or 15.5% of our operating costs and expenses. See Note 10 to our audited consolidated financial statements.

We currently depreciate most of our plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 2 z.2) to our audited consolidated financial statements.

Among the long-lived assets we test for impairments is our equity investment in KPN. Under IFRS, an impairment is recognized as the difference between the carrying value of the investment and the greater of its fair value and its value in use. The carrying value of our investment in KPN exceeded fair value at December 31, 2013 and at December 31, 2014 but we determined that we would recover the carrying value of the investment through its future value in use, so no impairment was recognized. See Note 12 to our audited consolidated financial statements.

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

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our labor obligation plans will achieve on their investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 17 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Bad Debts

We maintain an allowance for bad debts for estimated losses resulting from the failure of customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Item 6.	Directors, Senior Management and Employees

MANAGEMENT

Directors

Our Board of Directors has broad authority to manage our company. Our bylaws provide for the Board of Directors to consist of between five and twenty-one directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10.0% of the total AA Shares and A Shares is entitled to name one director and one alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors, the Executive Committee, and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed at the annual general shareholders’ meeting held on April 30, 2015, with thirteen directors to be elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. At the annual general shareholders’ meeting on April 30, 2015, Carlos Slim Helú was elected to the Board of Directors, and Santiago Cosío was replaced by Antonio Cosío Pando. One alternate director was reelected.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional thirty-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or replaced at the shareholders’ meetings. The names and positions of the members of the Board elected and reelected at the annual general shareholders’ meeting held on April 30, 2015, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are as follows:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit Chairman and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1967 2011 2016 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, Grupo Sanborns, S.A.B. de C.V. (“Grupo Sanborns”), and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)

Patrick Slim Domit Vice Chairman and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1969 2004 2016 Vice Chairman of our Board of Directors Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”), and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation:	1966 2000 2016 Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

Carlos Slim Helú Director	Born: First elected: Term expires:	1940 2015 2016
	Principal occupation and Business experience:	Chairman of the Board of Minera Frisco, S.A.B. de C.V. and Carso Infraestructura y Construcción, S.A. de C.V., Director of IDEAL, Grupo Sanborns and Inmuebles Carso S.A.B. de C.V.

Luis Alejandro Soberón Kuri Director	Born: First elected: Term expires: Principal occupation:	1960 2000 2016 Chief Executive Officer, Chairman of the Board and Executive President of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”)
	Other directorships:	Chief Executive Officer, Chairman of the Board and Executive President of Servicios Corporativos Corporación Interamericana de Entretenimiento, S.A. de C.V. (a subsidiary of CIE) and Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at CIE

Carlos Bremer Gutiérrez Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1960 2004 2016 Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Other directorships:	Chairman of Value Grupo Financiero, S.A.B. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Juan Antonio Pérez Simón Director	Born: First elected: Term expires: Principal occupation:	1941 2012 2016 Chairman of the Board and Member of the Executive Committee of Sanborn Hermanos
	Other directorships:	Director of Grupo Carso, Grupo Financiero Inbursa, Sears Operadora México, S.A. de C.V. (“Sears”) and Elementia, S.A.
	Business experience:	Various positions at Grupo Carso

Ernesto Vega Velasco Director, Chairman of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1937 2007 2016 In retirement. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies
	Other directorships:	Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso S.A.B. de C.V., IDEAL, and Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-President

Rafael Moisés Kalach Mizrahi Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1946 2012 2016 Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Director of Telmex, Grupo Carso and Sears
	Business experience:	Various positions in Grupo Kaltex, S.A. de C.V.

Antonio Cosío Pando Director	Born: First elected: Term expires: Principal occupation:	1968 2015 2016 Chief Executive Officer of Grupo Hotelero las Brisas and General Manager of Compañía Industrial Tepeji del Río, S.A. de C.V.
	Other directorships:	Director of Grupo Financiero Inbursa, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Corporación Moctezuma S.A.B. de C.V., certain subsidiaries of Kimberly Clark de Mexico, S.A.B. de C.V. and alternate director of Telmex
	Business experience:	Various positions in Grupo Hotelero las Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.

Arturo Elías Ayub Director	Born: First elected: Term expires: Principal occupation:	1966 2011 2016 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V., Director of Grupo Sanborns, Grupo Carso, Sears and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís Director	Born: First elected: Term expires:	1957 2011 2016
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Director of Telmex, Telmex Internacional, Claro Brasil. Member Telekom Austria’s and KPN’s Supervisory Boards
	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex

Louis C. Camilleri Director	Born: First elected: Term expires: Principal occupation:	1955 2011 2016 Chief Executive Officer of Philip Morris International
	Other directorships:	Chairman of the Board of Philip Morris International
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1967 2007 2016 Chief Executive Officer of Kimberly Clark de Mexico, S.A.B. de C.V.
	Other directorships:	Director of Kimberly Clark de Mexico, S.A.B. de C.V., GE International México, S. de R. L. de C. V., Sistema Integral de Abasto Rural, S.A.P.I de C.V., Grupo Sanborns, and Grupo Lala, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, S.A.B. de C.V.

David Ibarra Muñoz Director	Born: First elected: Term expires: Principal occupation:	1930 2000 2016 Retired.
	Other directorships:	Director of Grupo Financiero Inbursa, IDEAL, and Grupo Carso
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

The annual general shareholders’ meeting held on April 30, 2015, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Louis C. Camilleri and Rafael Moisés Kalach Mizrahi.

María José Pérez Simon Carrera serves as alternate director of Juan Antonio Pérez Simón and was reelected for a one-year term at the annual ordinary general shareholders’ meeting held on April 30, 2015.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee is currently comprised of three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee were appointed by our Mexican controlling shareholders. See “Major Shareholders” under Item 7. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, appointed by the Mexican controlling shareholders.

Audit and Corporate Practices Committee

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement, and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

•	discuss with our auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and, based on such discussions, recommend their approval to the Board of Directors;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts, when deemed appropriate or when required by law;

•	approve services to be provided by our auditors or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors a report that includes a discussion of critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditor, and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	evaluate the performance of the external auditors;

•	review and discuss our financial statements and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

•	receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management, and the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our Chief Executive Officer and our other principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for our senior executives and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

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

Senior Management

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex, Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:	2001 General Director of Public Credit at the Secretaría de Hacienda y Crédito Público, Managing Director of UBS Warburg, Associate Director of Financing at Petróleos Mexicanos (Pemex)

Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Attorney at Mijares, Angoitia, Cortés y Fuentes, S.C.

Oscar Von Hauske Solís Chief Fixed-line Operations Officer	Appointed: Business experience:

2010

Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Officer of Telmex, Head of Finance at Grupo Condumex, S.A. de C.V., and Director of Telmex, Telmex Internacional, Embratel, and Net Serviços. Member of Telekom Austria’s and KPN’s Supervisory Boards

Angel Alija Guerrero Chief Wireless Operations Officer	Appointed: Business experience:	2012 Various positions in América Móvil, S.A.B. de C.V.

Compensation of Directors and Senior Management

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2014 was approximately Ps.5.5 million and Ps.77 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

Share Ownership of Directors and Senior Management

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 2.8%) of our AA Shares and 1,567 million (or 3.6%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.4%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Item 7 and “Bylaws—Share Capital” under Item 10.

Except as described above, according to information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

EMPLOYEES

The following table sets forth the number of employees and breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2014:

	December 31,
	2012	2013	2014
Number of employees	169,143	173,174	191,156

Category of activity:
Wireless	54,794	58,416	75,846
Fixed	103,925	104,848	103,577
Other	10,424	9,910	11,733

Geographic location:
Mexico	82,262	82,245	83,484
South America	66,776	71,137	71,596
Central America	9,241	9,233	9,319
Caribbean	10,074	9,755	9,666
United States	790	804	849
Europe	—	—	16,242	(1)

(1)	We began consolidating Telekom Austria from July 1, 2014.

Many of our employees are members of labor unions, with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2015.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(*)
L Shares (no par value)	44,120	64.4%	—
AA Shares (no par value)	23,384	34.6%	97.3%
A Shares (no par value)	641	1.0%	2.7%

Total	67,526	100.0%	100.0%

(*)	The AA Shares and A Shares of AMX, together, are entitled to elect a majority of our directors. Holders of L Shares are entitled to limited voting rights under our bylaws. See “Bylaws—Voting Rights” under Item 10.

According to reports of beneficial ownership of our shares filed with the SEC, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Inmobiliaria Carso, including its subsidiary CEC, and Grupo Financiero Inbursa, and their direct ownership of our shares. See “Directors” and “Executive Committee” under Item 6 and “Related Party Transactions” under this Item 7.

The following table identifies each owner of more than 5.0% of any series of our shares as of March 31, 2015. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under Item 10.

Shareholder	Shares Owned (millions)	Percent of Class(1)
AA Shares:
Family Trust(2)	10,894	46.5%
Inmobiliaria Carso(3)	7,132	30.4%
Carlos Slim Helú(2)	1,879	8.0%

L Shares:
Family Trust(2)	5,998	13.8%
Carlos Slim Helú(2)	3,072	7.0%
BlackRock, Inc.(4)	2,560	5.9%
Inmobiliaria Carso(3)	2,457	5.6%

(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2015.
(2)	The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of the members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 15.2% and 22.0%, respectively, of each series. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Hélu, individually directly own more than 5.0% of any class of our shares.
(3)	Includes shares owned by subsidiaries of Inmobiliaria Carso. Based on beneficial ownership reports filed with the SEC, Inmobiliaria Carso is a sociedad anónima de capital variable organized under the laws of Mexico and may be deemed to be controlled indirectly by the Slim Family.
(4)	Based on beneficial ownership reports filed with the SEC.

On June 30, 2014, AT&T International, Inc. (“AT&TI”), a subsidiary of AT&T, divested all of its interest in our capital stock in order to facilitate its acquisition of DirecTV. Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”) and its subsidiary Control Empresarial de Capitales, S.A. de C.V., both of which are our shareholders, acquired 5,739,341,928 AA shares, representing 8.27% of our capital stock and 23.81% of our voting stock, and 72,822,656 L shares, representing 0.1% of our capital stock and 0.0% of our voting stock, from AT&T. Upon consummation of this transaction AT&T ceased to be our shareholder.

The Family Trust was party to shareholders agreement with AT&TI and the trust through which AT&T International owned AA Shares. The shareholders agreement governed the ownership and voting of any AA Shares owned from time to time by the Family Trust and AT&T International, and gave AT&T International the right to nominate two candidates to our Board of Directors and to appoint one member to our Executive Committee. The shareholders agreement was terminated on June 27, 2014.

As of March 31, 2015, 19.5% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.3% of the L Share ADSs were held by 9,033 registered holders with addresses in the United States. As of such date, 31.0% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.6% of the A Share ADSs were held by 4,003 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

In March 2014, we purchased shares representing 3.1% of the outstanding shares of Telekom Austria from Carso, which may be deemed for certain purposes to be under common control with us.

Note 6 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

AT&T was one of our major shareholders through June 27, 2014. We received consulting services from AT&T, pursuant to a management services agreement and amendments covering successive periods, until such agreeement was terminated on May 22, 2014. We paid U.S.$3.8 million in 2014 and U.S.$10 million in 2013, respectively, to AT&T in compensation for its services.

Item 8.	Financial Information

See “Financial Statements” under Item 18 and pages F-1 through F-135.

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Payment Date	Pesos per Share		Dollars per Share
November 14, 2014	Ps.	0.12	U.S.	$0.0082
July 18, 2014	Ps.	0.12	U.S.	$0.0082
November 15, 2013	Ps.	0.11	U.S.	$0.0084
July 19, 2013	Ps.	0.11	U.S.	$0.0084
November 16, 2012	Ps.	0.10	U.S.	$0.0077
July 20, 2012	Ps.	0.10	U.S.	$0.0077

In April 2015, our shareholders approved a dividend of Ps.0.26 per share, payable in two equal installments in July and November 2015, and an extraordinary dividend of Ps.0.30 per share, payable in one installment in September 2015. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

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

Our material legal proceedings are described in Note 20 to our audited consolidated financial statements included in this annual report and in “Recent Developments” and “Regulation” under Item 4, and those descriptions are incorporated by reference under this Item.

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

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2010	Ps.	18.15	Ps.	13.84	U.S.$	29.74	U.S.$	21.47
2011		19.09		13.67		26.42		21.10
2012		18.35		14.79		28.28		22.19
2013		16.19		11.60		25.62		18.47
2014		17.51		12.43		26.38		19.17

Quarterly highs and lows
2013:
First quarter	Ps.	16.19	Ps.	11.60	U.S.$	25.51	U.S.$	18.51
Second quarter		14.13		12.24		21.85		18.68
Third quarter		14.27		12.74		22.30		19.24
Fourth quarter		15.35		12.93		23.51		19.56
2014:
First quarter	Ps.	15.22	Ps.	12.65	U.S.$	23.37	U.S.$	19.17
Second quarter		13.52		12.43		20.80		19.33
Third quarter		17.51		13.43		26.38		20.72
Fourth quarter		16.83		15.05		25.04		20.39
2015:
First quarter	Ps.	16.37	Ps.	15.20	U.S.$	23.58	U.S.$	19.52

Monthly highs and lows
2014:
October	Ps.	16.83	Ps.	16.02	U.S.$	25.04	U.S.$	23.53
November		16.60		15.51		24.41		22.85
December		16.46		15.05		23.30		20.39
2015:
January	Ps.	17.32	Ps.	15.94	U.S.$	23.58	U.S.$	21.38
February		16.37		15.55		21.97		20.52
March		16.08		15.81		21.38		19.52
April (through April 27)		17.12		15.81		22.27		21.14

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

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2010	Ps.	18.00	Ps.	14.00	U.S.$	29.84	U.S.$	21.51
2011		18.03		13.14		29.56		20.88
2012		18.46		14.01		28.08		21.33
2013		16.00		11.60		25.55		18.56
2014		17.61		12.50		26.46		19.16

Quarterly highs and lows
2013:
First quarter	Ps.	16.00	Ps.	11.60	U.S.$	25.55	U.S.$	18.56
Second quarter		14.06		12.26		21.73		18.69
Third quarter		14.13		12.80		22.25		19.17
Fourth quarter		15.46		13.05		24.03		19.69
2014:
First quarter	Ps.	15.58	Ps.	12.53	U.S.$	23.32	U.S.$	19.16
Second quarter		13.50		12.50		20.80		19.26
Third quarter		17.61		13.40		26.46		20.61
Fourth quarter		16.80		15.02		25.05		20.33

2015:
First quarter	Ps.	16.60	Ps.	15.01	U.S.$	23.52	U.S.$	19.50

Monthly highs and lows
2014:
October	Ps.	16.80	Ps.	15.90	U.S.$	25.05	U.S.$	23.50
November		16.50		15.12		24.41		22.74
December		16.44		15.02		23.22		20.33
2015:
January	Ps.	16.60	Ps.	15.30	U.S.$	23.52	U.S.$	21.27
February		16.38		15.90		21.90		20.59
March		16.00		15.01		21.36		19.50
April (through April 27)		17.00		16.14		22.02		21.14

Source: Bloomberg

Item 10.	Additional Information

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

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “Voting Rights” under this Item 10. The rights of holders of all series of capital stock are identical except for the voting rights and the limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51.0% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and our bylaws. See “—Limitations on Share Ownership” under this Item 10.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20.0% of our outstanding capital stock or less than 51.0% of our combined AA Shares and A Shares.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote to elect only two members of the Board of Directors and the corresponding alternate directors, as well as on the following matters:

•	our transformation from one type of company to another;

•	any merger involving us;

•	the extension of our authorized corporate life;

•	our voluntary dissolution;

•	any change in our corporate purpose;

•	any transaction that represents 20.0% or more of the Company’s consolidated assets;

•	any change in our state of incorporation;

•	removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and

•	any action that would prejudice the rights of holders of L Shares.

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

A special meeting of the holders of L Shares must be held each year for the election or reelection of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect or reelect directors and to determine the allocation of the profits of the preceding year. Transactions that represent 20.0% or more of our consolidated assets in any fiscal year must be approved by an ordinary general shareholder meeting of all shareholders, including holders of L Shares.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50.0% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75.0% of the AA Shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75.0% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20.0% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the Board of Directors, its chairman, its corporate secretary, the Chairman of the Audit and Corporate Practices Committee or a court. The Chairman of the Board of Directors or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders of 10.0% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.

Under our bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreements. However, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5.0% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20.0% of our capital stock. The remainder of net profits is available for distribution.

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

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00042 pesos per share before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

•	first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and

•	second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon our liquidation, holders of L Shares will be entitled to a liquidation preference equal to:

•	accrued but unpaid L Share preferred dividends, plus

•	0.00042 pesos per share (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

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

Limitations on Share Ownership

Our bylaws provide that at least 20.0% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80.0% of our capital stock. AA Shares can only be held or acquired by:

•	Mexican citizens;

•	Mexican corporations whose capital stock is held completely by Mexican citizens;

•	Mexican corporations in which at least 51.0% of the capital stock may only be held or acquired by (i) Mexican citizens or (ii) Mexican corporations;

•	Mexican credit and insurance companies;

•	Mexican investment companies operating under the Investment Companies Law (Ley de Sociedades de Inversión) and Mexican institutional investors as defined in the Mexican Securities Market Law; and

•	Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is held by Mexican citizens in its majority, and Mexican credit, insurance and investment companies, or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

If foreign governments or states acquire our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes.

Our bylaws were amended in 2010 to add a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of our shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by our shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

Restrictions on Certain Transactions

Our bylaws provide that any transfer of more than 10.0% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and our bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

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

Our bylaws provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, América Móvil will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public that did not participate in the offer.

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

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the CNBV, and (ii) the authorization of not less than 95.0% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

Tender Offer Requirement

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30.0% or more) in our capital stock without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, will not have the right to exercise the corporate rights of their shares and we will not register such shares in the share registry book.

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

Duration. Our existence under the bylaws continues indefinitely.

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

Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with our interests may be liable for damages, but only if the transaction would not have been approved without its vote.

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

Enforceability of Civil Liabilities

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta, or the “Mexican Income Tax Law”) and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law and rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

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

(ii) of shares or ADSs that controls us;

(iii) that holds 10% or more of our shares;

(iv) that is part of a group of persons for purposes of Mexican law that controls us (or holds 10% or more of our shares);

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

New withholding tax rules were imposed by the new Mexican tax regulations applicable as of 2014. Although practices under such provisions are still developing, we believe that:

•	disposition of ADSs (as opposed to directly held shares) should not be subject to any Mexican withholding tax if the transactions are carried out through other securities exchanges or markets approved by the Ministry of Finance and Public Credit, or other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the NYSE, NASDAQ and Latibex; and

•	the sale or other transfer or disposition of shares not carried out through the Mexican Stock Exchange and not held in the form of ADSs will be subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35%.

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of shares or ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE and the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2013 or 2014 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is an exempt recipient, if required, or

•	provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

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

See Notes 2 v) w) to our audited consolidated financial statements for disclosures about market risk.

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

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, rights, sales and stock splits	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Cash distributions	U.S.$0.02 or less per ADS
Surrender, withdrawal or cancellation	Up to U.S.$5.00 per 100 ADSs (or portion thereof)

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the year ended December 31, 2014, the Depositary did not pay us for any reimbursable expenses.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2014 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Telekom Austria and subsidiaries, which we acquired in 2014. Telekom Austria represented 12.4% and 15.2% of our total and net assets, respectively, as of December 31, 2014, and 4.4% and 4.9% of our revenues and net income, respectively, for the year ended December 31, 2014. No material changes in our internal control over financial reporting were identified as a result of this acquisition.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 29, 2015.

(c) Attestation Report of the registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the “COSO criteria”). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated April 29, 2015, expressed an unqualified opinion thereon.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Telekom Austria and subsidiaries, acquired in 2014, which is included in the 2014 consolidated financial statements of América Móvil, S.A.B. de C.V. and subsidiaries and constituted 12.4% and 15.2% of total and net assets, respectively, as of December 31, 2014 and 4.4% and 4.9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of América Móvil, S.A.B. de C.V. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Telekom Austria excluded from the scope of management’s assessment.

Mancera, S.C. A member practice of Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
Carlos Carrillo Contreras

Mexico City, Mexico

April 29, 2015

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013		2014
	(in millions of Mexican pesos)
Audit fees	Ps.	134	Ps.	203
Audit-related fees		16		1
Tax fees		12		20

Total fees	Ps.	162	Ps.	224

Audit fees in the above table are the aggregate fees billed by Mancera and its affiliates in connection with the audit of our annual financial statements, statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its affiliates for the review of reports on our operations submitted to IFT and attestation services that are not required by statute or regulation.

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

We periodically repurchase our L and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 28, 2014, our shareholders authorized an allocation of Ps.30 billion to repurchase L Shares and A Shares from April 2014 to April 2015. In the annual ordinary shareholders’ meeting held on April 30, 2015, our shareholders authorized an allocation of Ps.35 billion to repurchase L Shares and A Shares from April 2015 to April 2016.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2014. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

Period	Total Number of L Shares Purchased	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2014	318,900,000	14.46	318,900,000	16,972,769,790
February 2014	279,985,000	13.71	279,985,000	13,134,092,940
March 2014	286,497,001	13.04	286,497,001	9,397,599,618
April 2014	153,039,553	13.05	101,348,450	38,067,865,098
May 2014	91,789,600	13.02	91,789,600	36,868,300,673
June 2014	21,300,000	12.72	21,300,000	36,597,451,789
July 2014	172,591,030	15.22	172,591,030	33,932,922,610
August 2014	209,902,687	15.54	209,902,687	30,669,766,300
September 2014	201,193,000	16.99	201,193,000	27,242,237,952
October 2014	229,639,000	16.38	229,639,000	23,475,323,796
November 2014	181,500,000	16.21	181,500,000	20,533,423,977
December 2014	226,266,625	15.92	226,266,625	16,928,914,233

Total/Average	2,372,603,496	14.69	2,320,912,393

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Period	Total Number of A Shares Purchased	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 2014	—	—	—	16,972,769,790
February 2014	15,000	14.05	15,000	13,134,092,940
March 2014	2,999	12.70	2,999	9,397,599,618
April 2014	251,550	12.87	251,550	38,067,865,098
May 2014	310,400	13.00	310,400	36,868,300,673
June 2014	—	—	—	36,597,451,789
July 2014	2,408,970	15.58	2,408,970	33,932,922,610
August 2014	97,313	15.55	97,313	30,669,766,300
September 2014	557,000	17.13	557,000	27,242,237,952
October 2014	361,000	16.74	361,000	23,475,323,796
November 2014	—	—	—	20,533,423,977
December 2014	83,375	16.33	83,375	16,928,914,233

Total/Average	4,087,607	15.54	4,087,607

(1)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Item 16F.	Changes in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer

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

There is no exemption from the independence requirement for controlled companies

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

“Controlled companies” are exempt from these requirements. §303A.00.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e) and 5615(c)(2).	Nominating Committee. We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee certain corporate practices, including appointment of directors and executives. Under the Mexican Securities Market Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit and Corporate Practices Committee performs our corporate governance functions. See “Directors, Senior Management and Employees—Audit and Corporate Practices Committee” under Item 6.

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

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c).	Audit Committee. We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

(2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see Item 6. Directors, Senior Management and Employees—Audit and Corporate Practices Committee.

Equity Compensation Plans. Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity Compensation Plans. Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).	Equity Compensation Plans. Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a), (b) and (d).	Shareholder Approval for Issuance of Securities. Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, however, treasury stock may be sold by the board of directors without shareholder approval.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §314.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630.	Conflicts of Interest. In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors may establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).	Solicitation of Proxies. We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

	Peer Review. A listed company must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).	Peer Review. Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, a member practice of Ernst & Young Global Limited, a public registered firm, our independent auditor, is registered as a public accounting firm with the Public Company Accounting Oversight Board.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-1 through F-135 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of June 14, 2011 (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-16269, filed on April 30, 2012).

3.2	Termination Agreement in respect of the Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011 (incorporated by reference to Exhibit 99.2 to the report of beneficial ownership of our shares filed on Schedule 13D on June 30, 2014), dated June 27, 2014.

4.4	Termination Agreement in respect of the Management Services Agreement dated February 27, 2002 between SBC International Management Services, Inc. and Radiomóvil Dipsa, S.A. de C.V., dated May 22, 2014.

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

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

Dated: April 30, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 29, 2015, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
C.P.C. Carlos Carrillo Contreras

Mexico City, Mexico

April 29, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At December 31,
	2013		2014		Millions of U.S. dollars 2014
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	48,163,550	Ps.	66,473,703	US$	4,516
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net (Note 5)		127,872,657		145,584,407		9,892
Related parties (Note 6)		1,346,392		1,320,107		90
Derivative financial instruments (Note 7)		10,469,316		22,536,056		1,531
Inventories, net (Note 8)		36,718,953		35,930,282		2,441
Other current assets, net (Note 9)		12,127,200		16,563,602		1,125

Total current assets		236,698,068		288,408,157		19,595
Non-current assets:
Property, plant and equipment, net (Note 10)		501,106,951		595,596,318		40,467
Intangibles, net (Note 11)		38,220,138		109,829,650		7,462
Goodwill (Note 11)		92,486,284		140,903,391		9,574
Investment in associated companies (Note 12)		88,887,024		49,262,581		3,347
Deferred income taxes (Note 13)		50,853,686		66,500,539		4,518
Other assets, net (Note 9)		17,340,282		27,856,033		1,893

Total assets	Ps.	1,025,592,433	Ps.	1,278,356,669	US$	86,856

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 14a)	Ps.	25,841,478	Ps.	57,805,517	US$	3,928
Accounts payable (Note 15a)		154,137,312		191,503,362		13,010
Accrued liabilities (Nota 15b)		36,958,922		53,968,679		3,667
Taxes payable		22,082,241		32,554,727		2,212
Derivative financial instruments (Note 7)		5,366,323		8,527,812		579
Related parties (Note 6)		2,552,337		3,087,292		210
Deferred revenues (Note 16)		27,016,340		31,464,235		2,138

Total current liabilities		273,954,953		378,911,624		25,744
Long-term debt (Note 14a)		464,478,366		545,949,470		37,094
Deferred income taxes (Note 13)		1,628,409		17,469,798		1,187
Deferred revenues (Note 16)		1,105,294		1,330,757		90
Asset retirement obligations (Note 15c)		7,516,460		13,451,407		913
Employee benefits (Note 17)		66,607,874		86,604,565		5,885

Total liabilities		815,291,356		1,043,717,621		70,913

Equity (Note 18):
Capital stock		96,392,339		96,382,631		6,549
Retained earnings:
Prior years		122,693,933		146,188,038		9,933
Profit for the year		74,624,979		46,146,370		3,135

Total retained earnings		197,318,912		192,334,408		13,068
Other comprehensive income (loss) items		(91,310,640)		(104,332,763)		(7,089)

Equity attributable to equity holders of the parent		202,400,611		184,384,276		12,528
Non-controlling interests		7,900,466		50,254,772		3,415

Total equity		210,301,077		234,639,048		15,943

Total liabilities and equity	Ps.	1,025,592,433	Ps.	1,278,356,669	US$	86,856

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31
	2012		2013		2014		2014 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Mobile voice services	Ps.	287,133,858	Ps.	265,039,903	Ps.	255,606,335	US$	17,367
Fixed voice services		123,778,159		111,785,611		114,687,475		7,792
Mobile data voice services		136,394,772		159,589,580		194,882,905		13,241
Fixed data services		83,628,831		85,039,329		97,533,378		6,627
Paid television		56,520,982		60,829,310		68,378,623		4,646
Sales of equipment, accessories and computers		69,562,903		84,544,261		95,632,868		6,498
Other related services		18,050,140		19,273,027		21,540,236		1,464

		775,069,645		786,101,021		848,261,820		57,635

Operating costs and expenses:
Cost of sales and services		341,123,833		358,291,177		386,102,139		26,233
Commercial, administrative and general expenses		165,631,457		167,184,570		185,683,205		12,616
Other expenses		3,579,638		4,832,685		4,928,675		335
Depreciation and amortization (Notes 9, 10 and 11)		103,584,737		101,534,833		114,993,551		7,813

		613,919,665		631,843,265		691,707,570		46,997

Operating income		161,149,980		154,257,756		156,554,250		10,638

Interest income (Note 14b)		3,859,086		2,925,834		7,052,271		479
Interest expense (Note 14c)		(22,267,771)		(23,950,653)		(31,522,523)		(2,142)
Foreign currency exchange (loss) gain, net		7,395,154		(19,610,465)		(28,615,459)		(1,944)
Valuation of derivatives, interest cost from labor obligations and other financial items, net (Note 14d)		(13,265,019)		(8,291,535)		(10,190,261)		(692)
Equity interest in net income (loss) of associated companies (Note 12)		761,361		36,282		(6,073,009)		(413)

Profit before income tax		137,632,791		105,367,219		87,205,269		5,926
Income tax (Note 13)		45,983,452		30,392,731		39,707,549		2,699

Net profit for the year	Ps.	91,649,339	Ps.	74,974,488	Ps.	47,497,720	US$	3,227

Net profit for the year attributable to:
Equity holders of the parent	Ps.	90,988,570	Ps.	74,624,979	Ps.	46,146,370	US$	3,135
Non-controlling interests		660,769		349,509		1,351,350		92

	Ps.	91,649,339	Ps.	74,974,488	Ps.	47,497,720	US$	3,227

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	1.19	Ps.	1.02	Ps.	0.67	US$	0.05

Other comprehensive income items:
Net other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(33,421,104)	Ps.	(26,888,282)	Ps.	(6,255,715)	US$	(425)
Effect of fair value of derivatives, net of deferred taxes		(239,164)		(740,740)		(313,572)		(21)
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of deferred taxes		2,439,641		(2,438,039)		(6,807,975)		(463)

Total other comprehensive income items for the year, net of deferred taxes		(31,220,627)		(30,067,061)		(13,377,262)		(909)

Total comprehensive income for the year	Ps.	60,428,712	Ps.	44,907,427	Ps.	34,120,458	US$	2,318

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	60,212,233	Ps.	45,108,504	Ps.	33,404,912	US$	2,270
Non-controlling interests		216,479		(201,077)		715,546		48

	Ps.	60,428,712	Ps.	44,907,427	Ps.	34,120,458	US$	2,318

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plans		Cumulative Translation adjustment		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2011	Ps.	96,419,636	Ps.	358,440	Ps.	162,057,644	Ps.	(242,583)	Ps.	(54,303,442)	Ps.	25,679,215	Ps.	229,968,910	Ps.	6,491,789	Ps.	236,460,699
Net profit for the year						90,988,570								90,988,570		660,769		91,649,339
Remeasurement of defined benefit plan, net of deferred taxes										2,377,006				2,377,006		62,635		2,439,641
Effect of fair value of derivatives, net of deferred taxes								(253,428)						(253,428)		14,264		(239,164)
Effect of translation of foreign entities												(32,899,915)		(32,899,915)		(521,189)		(33,421,104)

Comprehensive income for the year						90,988,570		(253,428)		2,377,006		(32,899,915)		60,212,233		216,479		60,428,712
Dividends						(15,216,636)								(15,216,636)		(326,620)		(15,543,256)
Repurchase of shares		(4,795)				(18,326,979)								(18,331,774)				(18,331,774)
Effect of consolidation of NET						(155,158)								(155,158)		3,041,699		2,886,541
Other acquisitions of non-controlling interests						(8,749,086)				(2,151,018)				(10,900,104)		(152,572)		(11,052,676)

Balance at December 31, 2012		96,414,841		358,440		210,598,355		(496,011)		(54,077,454)		(7,220,700)		245,577,471		9,270,775		254,848,246
Net profit for the year						74,624,979								74,624,979		349,509		74,974,488
Remeasurement of defined benefit plan, net of deferred taxes										(2,289,811)				(2,289,811)		(148,228)		(2,438,039)
Effect of fair value of derivatives, net of deferred taxes								(741,321)						(741,321)		581		(740,740)
Effect of translation of foreign entities												(26,485,343)		(26,485,343)		(402,939)		(26,888,282)

Comprehensive income for the year						74,624,979		(741,321)		(2,289,811)		(26,485,343)		45,108,504		(201,077)		44,907,427
Dividends declared						(15,872,527)								(15,872,527)		(68,465)		(15,940,992)
Repurchase of shares		(22,502)				(70,923,493)								(70,945,995)				(70,945,995)
Other acquisitions of non-controlling interests						(1,466,842)								(1,466,842)		(1,100,767)		(2,567,609)

Balance at December 31, 2013		96,392,339		358,440		196,960,472		(1,237,332)		(56,367,265)		(33,706,043)		202,400,611		7,900,466		210,301,077
Net profit for the year						46,146,370								46,146,370		1,351,350		47,497,720
Effect of fair value of derivatives, net of deferred taxes								(329,112)						(329,112)		15,540		(313,572)
Remeasurement of defined benefit plan, net of deferred taxes										(6,625,463)				(6,625,463)		(182,512)		(6,807,975)
Effect of translation of foreign entities												(5,786,883)		(5,786,883)		(468,832)		(6,255,715)

Comprehensive income for the year						46,146,370		(329,112)		(6,625,463)		(5,786,883)		33,404,912		715,546		34,120,458
Dividends declared						(16,539,294)								(16,539,294)		(31,356)		(16,570,650)
Repurchase of shares		(9,708)				(34,646,254)								(34,655,962)				(34,655,962)
Acquisition of non-controlling interests arising on business combination of Telekom Austria (Note 12)								9,751		45		(290,461)		(280,665)		39,239,141		38,958,476
Capital stock increase in Telekom Austria (Note 12)																7,181,894		7,181,894
Other acquisitions of non-controlling interests and others						54,674								54,674		(4,750,919)		(4,696,245)

Balance at December 31, 2014	Ps.	96,382,631	Ps.	358,440	Ps.	191,975,968	Ps.	(1,556,693)	Ps.	(62,992,683)	Ps.	(39,783,387)	Ps.	184,384,276	Ps.	50,254,772	Ps.	234,639,048

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31
	2012		2013		2014		Millions of U.S. dollars
Operating activities
Profit before income tax	Ps.	137,632,791	Ps.	105,367,219	Ps.	87,205,269	US$	5,926
Items not requiring the use of cash:
Depreciation (Note 10)		92,268,275		94,893,801		107,909,169		7,332
Amortization of intangible and other assets (Note 9 and 11)		11,316,462		6,641,032		7,084,382		481
Equity interest in net income of associated companies (Note 12)		(761,361)		(36,282)		6,073,009		413
Loss on derecognition of equity method investment (Note 12)						3,172,218		216
Loss on sale of property, plant and equipment		112,445		546,939		297,609		20
Net period cost of labor obligations (Note 17)		10,141,672		7,292,839		7,855,714		534
Foreign currency exchange (gain) loss, net		(18,908,099)		10,120,083		36,559,881		2,484
Interest income		(3,859,086)		(2,925,834)		(7,052,271)		(479)
Interest expense		22,267,771		23,950,653		31,522,523		2,142
Employee profit sharing		4,377,755		4,648,304		4,058,158		276
Loss in partial sales of shares of associated company (Note 14d)		795,028		896,956		5,554,612		377
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net		2,922,679		(5,844,528)		(3,410,626)		(232)
Working capital changes:
Accounts receivable from subscribers, distributors and other		8,624,782		(12,386,088)		(11,791,213)		(801)
Prepaid expenses		(379,179)		(1,596,241)		7,469,217		507
Related parties		45,575		(628,029)		470,719		32
Inventories		4,104,304		(9,564,979)		2,470,754		168
Other assets		(3,096,301)		(3,081,649)		(7,996,680)		(543)
Employee benefits		(10,649,297)		(13,524,328)		(14,916,385)		(1,013)
Accounts payable and accrued liabilities		(2,764,066)		37,754,976		14,260,208		965
Employee profit sharing paid		(3,354,552)		(4,013,320)		(4,737,467)		(322)
Financial instruments and other		(924,497)		(1,194,640)		(3,984,891)		(271)
Deferred revenues		1,809,425		2,541,976		1,356,453		92
Interest received		2,229,170		2,944,399		4,722,621		321
Income taxes paid		(47,347,341)		(55,013,967)		(33,542,469)		(2,279)

Net cash flows provided by operating activities		206,604,355		187,789,292		240,610,514		16,346

Investing activities
Purchase of property, plant and equipment (Note 10)		(121,955,947)		(118,416,286)		(126,265,297)		(8,579)
Acquisition of intangibles (Note 11)		(7,830,248)		(3,334,464)		(19,319,656)		(1,313)
Dividends received from associates (Note 12)		571,187		212,394		359,413		25
Proceeds from sale of plant, property and equipment		58,006		44,045		96,781		7
Cash acquired in business combinations (Note 12)		5,378,807
Acquisition of businesses, net of cash acquired (Note12)		(2,289,018)		(1,730,588)		(11,910,582)		(809)
Partial sale of shares of associated company (Note 12)		—		4,299,360		12,066,037		820
Investments in associate companies (Note 12)		(71,560,918)		(15,366,062)		(2,654,342)		(180)

Net cash flows used in investing activities		(197,628,131)		(134,291,601)		(147,627,646)		(10,029)

Financing activities
Loans obtained		140,094,584		126,301,382		44,174,698		3,001
Repayment of loans		(97,354,311)		(60,710,863)		(36,683,909)		(2,492)
Interest paid		(21,329,791)		(22,654,119)		(33,283,418)		(2,261)
Repurchase of shares		(17,836,724)		(70,745,785)		(35,049,327)		(2,381)
Dividends paid (Note 18)		(15,384,647)		(15,722,576)		(17,054,829)		(1,159)
Derivative financial instruments		5,003,187		(546,770)		653,116		44
Capital stock increase in Telekom Austria (Note 12)		—		—		7,181,894		488
Acquisition of non-controlling interests		(11,052,674)		(2,567,609)		(4,696,245)		(319)

Net cash flows used in financing activities		(17,860,376)		(46,646,340)		(74,758,020)		(5,079)

Net increase (decrease) in cash and cash equivalents		(8,884,152)		6,851,351		18,224,848		1,238

Adjustment to cash flows due to exchange rate fluctuations, net		(4,752,644)		(4,175,001)		85,305		6
Cash and cash equivalents at beginning of the year		59,123,996		45,487,200		48,163,550		3,272

Cash and cash equivalents at end of the year	Ps.	45,487,200	Ps.	48,163,550	Ps.	66,473,703	US$	4,516

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end of year	Ps.	30,461,133	Ps.	15,146,947	Ps.	16,771,745	US$	1,113

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2014

(In thousands of Mexican pesos [Ps.] and thousands of

U.S. dollars [US$], unless otherwise indicated)

1. Description of the business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout the United States, Latin America, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, as well as other related services.

•	The voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Equipment, accessories and computer sales

•	Other related revenues from advertising in telephone directories, publishing and call center services.

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 25 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México D.F., México

The accompanying financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 29, 2015, and subsequent events have been considered through that date. They will then be presented for approval by the Company’s shareholders on April 30, 2015. Those shareholders have the authority to approve and or otherwise modify the financial statements.

Relevant events

i) On March 21, 2013, the International Olympic Committee (“IOC”), awarded to AMX the right to broadcast the XXII Olympic Winter Games in Sochi, Russia in 2014 and the Games of the XXXI Olympiad in Rio de Janeiro, Brazil in 2016. AMX has acquired broadcast rights on all media platforms across Latin America, except Brazil.

ii) During April 2013, KPN launched a rights offering to raise up to € 3 billion of equity. Pursuant to the Company’s agreement with KPN, the Company subscribed for a share in the rights offering in proportion to the Company’s previous ownership of the KPN shares. Upon settlement of the offering on May 17, 2013, the Company paid € 895.8 million (Ps.14.2 billion) and owned a total of 1,267,677,000 shares of KPN continuing to represent 29.77% of the then outstanding shares of KPN. As explained in Note 12, the Company has subsequently sold some of its ownership interest in KPN.

iii) On July 29, 2013, the Company terminated the Relationship Agreement dated February 20, 2013 entered into with KPN.

iv) On March 7, 2014, the new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”) issued a resolution determining that the Company’s operating subsidiaries, including Radiomovil Dipsa, S.A. de C.V. (“Telcel”) and Telefonos de Mexico, S.A.B. de C.V. (“Telmex”), as well as other related parties such as Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V. are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and imposing certain asymmetric regulation on the Company’s Mexican fixed-line and wireless businesses.

v) On April 23, 2014, Österreichische Industrieholding AG (“ÖIAG”) entered into a shareholders’ agreement, effective June 27, 2014, with AMX, by which the parties have contractually undertaken to jointly pursue a long-term policy with regard to the management of Telekom Austria AG (Telekom Austria), by exercising voting rights on a concerted basis (“Syndicate Agreement”). Furthermore, the Syndicate Agreement contains rules on the uniform exercise of voting rights in the corporate bodies of Telekom Austria, nomination rights for members of the Supervisory and Management Boards and share transfer restrictions. The shareholders agreement and public offer were subject to certain regulatory approvals. Once the conditions were satisfied, AMX obtained operational responsibilities in Telekom Austria and enhanced its role in their supervisory and Management Board resulting in power to direct relevant activities of Telekom Austria.

vi) On May 15, 2014, AMX published a voluntary public takeover offer for all shares of Telekom Austria (“Offer”). On July 17, 2014, at the end of the Offer period, AMX held in total 50.81% of the share capital of Telekom Austria, while ÖIAG continued to hold 28.42%. The Syndicate Agreement currently covers 351.0 million shares of Telekom Austria, which equates to a shareholding of 79.23%. See further disclosures related to the acquisition of Telekom Austria in Note 12.

vii) On July 8, 2014, the Company’s Board of Directors approved the implementation of various measures to reduce its national market share in the Mexican telecommunications market to under 50% in order to cease to be a “preponderant economic agent”, which are still under the analysis of the Company’s management and subject to approval. In addition, it was also resolved that all cellular sites, including towers and related passive infrastructure in Mexico, are to be separated from the Company’s Mexican subsidiary Telcel for their corresponding operation and commercialization to all interested parties, subject to certain corporate, regulatory and government approvals. The Company concluded that the conditions required in IFRS 5 “Non-current assets held for sale and discontinued operations” were not been met for such assets to be considered as held for distribution to owners as of December 31, 2014. See Note 23 for subsequent events.

viii) On September 30, 2014, Claro Brasil (a subsidiary of the Company) was granted the use of 20MHz of spectrum nationwide in the 700MHz frequency for a 15-year period through a public auction process. The spectrum will be used in conjunction with our 4G-LTE network. Such licenses were paid and recorded in December 2014 for an amount of Ps.9,662,052.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities) and, the trust assets of post-employment and other employee benefit plans.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) Basis of consolidation

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

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee, if and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

(ii)	Exposure, or rights, to variable returns from its involvement with the investee; and

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee;

(ii)	Rights arising from other contractual arrangements; and

(iii)	The Company’s voting rights and potential voting rights.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

(i)	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

(ii)	Derecognizes the carrying amount of any non-controlling interests;

(iii)	Derecognizes the cumulative translation differences recorded in equity;

(iv)	Recognizes the fair value of the consideration received;

(v)	Recognizes the fair value of any investment retained;

(vi)	Recognizes any surplus or deficit in profit or loss; and

(vii)	Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

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

Associates:

Associates are all those entities for which the Company has significant influence over without having control. According to IAS 28, “Investments in Associates”, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence typically exists when an investor holds from 20% to 50% of the voting power of an investee.

The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby América Móvil recognizes its share in the net profit (losses) and equity of the associate.

The results of operations of the subsidiaries and associates are included in the Company’s consolidated financial statements beginning as of the month following their acquisition and its share of other comprehensive income after acquisition is recognized directly in other comprehensive income.

The Company assesses at each reporting date whether there is objective evidence that investment in associates is impaired. If so, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

The equity interest in the most significant subsidiaries and associated companies at December 31, 2013 and 2014, is as follows:

		Equity interest at December 31
Company name	Country	2013	2014
Subsidiaries:
AMX Tenedora, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Carso Telecom B.V. (formerly Amov Europa B.V.) (a)	Netherlands	100.0%	100.0%
AMOV Canadá, S.A. (a)	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) (b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. y subsidiarias (“Telcel”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (b)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. (b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) (b)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V. (a)	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) (b)	USA	98.2%	98.2%
AM Telecom Américas, S.A. de C.V. (a)	Mexico	100.0%	100.0%

		Equity interest at December 31
Company name	Country	2013	2014
Subsidiaries:
Claro Telecom Participacoes, S.A. (“Claro Brasil”)(a)	Brazil	100.0%	100.0%
Americel, S.A. (b)	Brazil	100.0%	100.0%
Claro S.A. (before BCP, S.A.) (b)	Brazil	100.0%	96.2%
América Central Tel, S.A. de C.V. (“ACT”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) (b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) (b)	Nicaragua	99.5%	99.6%
Estesa Holding Corp. (a)	Panama	100.0%	100.0%
Cablenet, S.A. (b)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (“Estesa”) (b)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V. (b)	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) (b)	El Salvador	95.8%	95.8%
Cablenet, S.A. (“Cablenet”) (b)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (“Telecomoda”) (b)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (“Publicom”) (c)	El Salvador	48.9%	48.8%
CTE Telecom Personal, S.A. de C.V. (“Personal”) (b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) (b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A. (b)	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) (b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. (b)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (a)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. (b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. (b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C (b)	Peru	100.0%	100.0%
Claro Panamá, S.A. (b)	Panama	100.0%	100.0%
Carso Global Telecom, S.A. de C.V. (a)	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V. (a)	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V. (b) (2)	Mexico	97.7%	98.7%
Telmex Internacional, S.A. de C.V. (b)	Mexico	97.7%	97.8%
Empresa de Servicios y Soporte Integral GC, S.A.P.I. de C.V.	Mexico	97.7%	98.7%
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (b)	Mexico	97.7%	98.4%
Telmex Argentina, S.A. (b)	Argentina	99.6%	99.7%
Ertach, S.A. (b)	Argentina	99.5%	99.8%
Telstar, S.A. (b)	Uruguay	99.9%	99.9%
Ecuador Telecom, S.A. (b)	Ecuador	97.7%	98.4%
Empresa Brasileira de Telecomunicacoes, S.A. (“Embratel”) (b) (1)	Brazil	95.7%	—
Páginas Telmex Colombia, S.A. (c)	Colombia	97.7%	—
Claro 155, S.A. (c)	Chile	97.7%	—
Claro 110, S.A. (c)	Chile	99.9%	99.9%
Sección Amarilla USA, LLC. (c)	USA	97.7%	98.4%
Publicidad y Contenido Editorial, S.A. de C.V. (c)	Mexico	97.7%	98.4%
Editorial Contenido, S.A. de C.V. (c)	Mexico	97.7%	98.4%
Plaza VIP COM, S.A.P.I. de C.V. (c)	Mexico	97.7%	98.4%
Grupo Telvista, S.A. de C.V. (c)	Mexico	88.9%	89.4%
Net Servicios de Comunicacaos, S.A. (“NET”) (b) (1)	Brazil	92.2%	—
Telekom Austria AG (b)	Austria	—	59.7%
Associates:
Hitss Solutions (c)	Mexico	35.0%	35.6%
KoninKlijke KPN B.V. (“KPN”) (b)	Netherlands	27.4%	21.4%
Telekom Austria AG (b) (2)	Austria	23.7%	—

a)	Holding companies
b)	Operating companies of mobile and fixed services
c)	Advertising, media, content companies and/or other businesses
1)	On December 31, 2014 these entities were merged in Claro Brasil.
2)	See Note 12 for further details on its consolidation.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries (those outside of Mexico) jointly represent approximately 63%, 65% and 66% of operating revenues of 2012, 2013 and 2014, respectively, and their total assets jointly represent approximately 70% and 78% of total assets at December 31, 2013 and 2014, respectively.

The financial statements have been converted to IFRS in the respective local currency and translated into the reporting currency.

None of the Company’s subsidiaries, with the except of Belarus (See Note 2o), operate in a hyperinflationary economic environment and the local currency is their functional currency, the translation of their financial statements prepared under IFRS and denominated in their respective local currencies, are translated as follows:

•	all monetary assets and liabilities were translated at the prevailing exchange rate at the period closing;

•	all non-monetary assets and liabilities at the prevailing exchange rate in effect at the period closing;

•	equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate during the applicable period;

•	the difference resulting from the translation process is recognized in equity in the caption “Effect of translation”.

•	the consolidated statements of cash flows were translated using the weighted-average exchange rate for the applicable period, and the resulting difference is shown in the consolidated statement of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation”. At December 31, 2013 and 2014, the cumulative translation loss was Ps.(33,706,043) and Ps.(39,783,387), respectively.

b) Revenue recognition

Revenues are recognized at the time the related service is rendered, provided that the revenue can be measured reliably, it is probable that the entity will receive the economic benefits associated with the transaction, the stage of completion of the transaction may be reliably measured and there is high certainty of collectability.

For postpaid plans, the amount billed to clients combines a fixed tariff for a specific quantity of services, plus the rates for the use above the specified quantities (minutes included in each plan). Costs related to these services are recognized when the service is rendered.

The Company divides its main services into seven types as presented in the consolidated statements comprehensive income, as follows:

•	Mobile voice

•	Mobile data

•	Fixed voice

•	Fixed data

•	Pay TV

•	Sales of equipment, accessories and computers

•	Other related services

To recognize the multi-elements or multiple services at its fair value, the Company has established the necessary indicators and metrics that allows it to assign to each type of element its fair value. In multi-elements plans, these indicators are based on the price offered in each package, considering the offered minutes and data plans offered to the subscribers.

Voice services

•	Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered in the future are initially recorded as deferred revenues.

•	Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•	Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•	Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•	Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers. See Note 1 on relevant events on new regulation.

Data

•	Value-added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Revenues from internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

•	Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided.

Sales of equipment, accessories and computers

•	Sales of mobile phone equipment, accessories and computers, which are made to authorized distributors and the general public, are recognized as revenue at the time the products are delivered and accepted by the customer and the recovery of the amounts is probable. The distributors and general public do not have the right to return the products.

The majority of equipment sales are performed though distributors, though not exclusively, as a portion of these equipment sales is performed through client service centers.

Other related services

Transmission rights

•	Transmission rights include exclusive rights for the transmission of the Winter Olympic Games and the Rio de Janeiro Olympics for 2016. The related costs and expenses (amortization of its investment) are recognized when the associated revenue is recognized.

Marketing revenues

•	Advertising revenues earned through the publication of the telephone directory are recognized over the life of the directories.

Points programs

Points programs offer by some subsidiaries are initially recognized as deferred revenue. Upon redemption of points, the deferred revenue is cancelled and the revenue is recognized along with the cost of equipment.

c) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the related revenue is recognized. The costs relating to the sale of such equipment is recognized in cost of sales and services. The cost is deferred as part of other assets. See Note 9.

d) Cost of services

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

– Commissions to distributors

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

e) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than three months. These investments are stated at cost plus accrued interest, which is similar to their market value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9). Restricted cash is presented within other non-current financial assets given that the restrictions are long-term in nature.

f) Allowance for bad debts

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

g) Inventories

Inventories, which are mainly composed of cellular equipment, accessories, tablets and other devices, are initially recognized at historical cost and are valued using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

The difference between the sales price to the end user and the subsidized cost of equipment is recognized as an expense in the “cost of sales and service” in the consolidated statements of comprehensive income, at the time of delivery, consequently, the cost of equipment includes the corresponding adjustments of its net realizable value.

h) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, which in accordance with IFRS 3, “Business combination”, consists in general terms as follows:

(i)	Identify the acquirer

(ii)	Determine the acquisition date

(iii)	Value the acquired identifiable assets and assumed liabilities

(iv)	Recognize the goodwill or a bargain purchase gain

For acquired subsidiaries, goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date. For acquired associates, the investment in associates includes goodwill identified on acquisition, net of any impairment loss.

Acquisition-related cost is accounted for as an expense in the “other expenses” caption in the consolidated statements of comprehensive income as they are incurred.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstance and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss in the “Other expenses” caption in the consolidated statements of comprehensive income.

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

For the years ended December 31, 2012, 2013 and 2014, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

i) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2012, 2013 and 2014, the borrowing costs that were capitalized amounted to Ps.3,152,811, Ps.3,002,576 and Ps. 3,258,928, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, when required, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located. See Note 15c).

ii) The net book value of property, plant and equipment is removed from the consolidated statements of financial position at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale, if any, and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or operating expenses upon sale.

iii) The Company periodically assesses the residual values, useful lives and depreciation methods associated with its property, plant and equipment. If necessary, the effects of any changes in accounting estimates is recognized prospectively, at the closing of each period, in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”.

For property, plant and equipment made up of several components with different useful lives, the major individual components are depreciated over their individual useful lives. Maintenance costs and repairs are expensed as incurred.

Annual depreciation rates are as follows:

Telephone plant in operation and equipment:
Monitoring equipment and network performance	20%-33%
Base stations	20%
Switching and telephone exchanges	20%
Towers, antennas and engineering works	10%
Measuring equipment	17%
Buildings	3.33%
Submarine cable	5%
Other assets	10%-33%

iv) The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2012, 2013 and 2014, no impairment losses were recognized.

v) Inventories for operation of the plant

Inventories for the operation of telephone plants are valued using the average cost method, without exceeding their net realizable value.

The valuation of inventories for the operation of telephone plants considered obsolete, defective or slow-moving, are reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

j) Intangibles

i) Licenses

Licenses to operate wireless telecommunications networks are recorded for at acquisition cost or at fair value at its acquisition date, net of accumulated amortization.

The licenses that in accordance with government requirements are categorized as automatically renewable, for a nominal cost and with substantially consistent terms, are considered by the Company as intangible assets with an indefinite useful life. Accordingly, they are not amortized. Licenses are amortized when the Company does not have a basis to conclude that they are indefinite lived. Licenses are amortized using the straight-line method over a period ranging from 5 to 20 years, which represents the usage period of the assets. The payments to the governments are recognized in the cost of service and equipment.

ii) Trademarks

Trademarks are recorded at their fair value at the valuation date when acquired. The useful lives of trademarks are assessed as either finite or indefinite. Trademarks with finite useful lives are amortized using the straight-line method over a period ranging from 1 to 10 years . Trademarks with indefinite useful lives are not amortized, but are tested for impairment annually at the cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, if not, the change in useful life from indefinite to finite is made on a prospective basis.

iii) Rights of use

Rights of use are recognized according to the amount paid for the right to carry traffic and are amortized over the period in which they are granted.

The carrying value of the Company’s licenses and trademarks with indefinite useful lives and with finite useful lives are reviewed annually and whenever there are indicators of impairment in the value of such assets. When an asset’s recoverable amount, which is the higher of the asset’s fair value, less disposal costs and its value in use (the present value of future cash flows), is less than the asset’s carrying value, the difference is recognized as an impairment loss.

iv) Customer relationships

The value of customer relations are determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers, and is amortized over the useful life of the customer relationship on a five years.

During the years ended December 31, 2012, 2013 and 2014, no impairment losses were recognized for licenses, trademarks, rights of use or customer relationships.

k) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived assets, investments in associates, goodwill and intangible assets. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a pre-tax discount rate that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from three to five years. For longer periods, beginning in the fifth year, projections are maintained at a constant for all the following years with no growth rate.

Key assumptions used in value in use calculations

The forecasts were performed by the Company’s management in real terms (without inflation) and in pesos with acquisition value as of December 31, 2014.

In developing information for financial forecasts, premises and assumptions have been included that any other market participant in similar conditions would consider.

Local synergies have not been taken into consideration that any other market participant would not have taken into consideration to prepare similar forecasted financial information.

The assumptions used to develop the financial forecasts were validated by the Company’s management for each of the cash generating unit (“CGUs”), taking into consideration the following:

•	Current subscribers and expected growth.

•	Type of subscribers (prepaid, postpaid, fixed line, multiple services)

•	Market situation and penetration expectations

•	New products and services

•	Economic situation of each country

•	Investments in maintenance of the current assets

•	Investments in technology for expanding the current assets

•	Market consolidation and market participant synergies

The foregoing forecasts could differ from the results obtained through time; however, América Móvil prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use was determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are:

•	Adjusted EBITDA (which the Company defines as operating income excluding currency fluctuations plus depreciation and amortization) / margin on revenue

•	Capital expenditure (“CAPEX”) / margin on revenue

•	Pre-tax weighted average cost of capital (“WACC”) used to discount the projected cash flows.

To determine the discount rate, América Móvil uses the WACC which was determined for each of the cash generating units in real terms and is described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that were similar to those in América Móvil.

The discount rates represents the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the CGU and market participant and is derived from its WACC. The WACC takes into account both debt and equity considering market participant assumptions. Segment-specific risk is incorporated by applying beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The most significant assumptions used for the 2013 and 2014 impairment evaluations are shown below:

	Adjusted EBIDTA/ margin on revenues	CAPEX/margin on revenues	Pre-tax discount rate (WACC)
2013:
Brazil (Fixed-line wireless and TV)	18.11% - 31.37%	15.48% - 27.07%	6.47%
Puerto Rico	22.69%	5.05%	8.09%
Dominican Republic	39.78%	12.47%	9.41%
Mexico	33.48% - 49.74%	5.38% - 18.5%	5.35%
Ecuador	49.80%	9.49%	11.78%
Peru	40.36%	10.23%	6.54%
El Salvador	40.62%	14.90%	8.05%
Chile	12.75%	17.52%	6.00%
Colombia	29.00% - 47.81%	11.63% - 16.27%	6.20%
Other countries	9.40% - 44.37%	0.48% - 28.68%	8.05% - 13.61%
2014:
Europe (7 countries)	27.09%	35.08%	6.92%
Brazil (Fixed-line wireless and TV)	15.41% - 30.53%	31.56% - 41.40%	10.29%
Puerto Rico	36.43%	9.24%	12.14%
Dominican Republic	39.55%	16.72%	11.39%
Mexico	34.51% - 49.12%	4.87 - 12.07%	9.19%
Ecuador	45.21%	9.26%	15.11%
Peru	35.15%	14.14%	10.65%
El Salvador	41.88%	16.89%	12.13%
Chile	6.63%	34.09%	9.59%
Colombia	29.50% - 41.35%	13.25% - 39.5%	10.55%
Other countries	5.29% - 44.32%	0.73% - 30.43%	11.88% - 16.67%

In the case of México, Colombia, Brazil and Europe includes Fixed and Wireless operations.

l) Leases

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

m) Financial assets and liabilities

Financial assets

Financial assets are categorized, at initial recognition, as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investments, (iv) available-for-sale financial assets, or as (v) derivatives designated as hedging instruments in an effective hedge, as appropriate.

– Initial recognition and measurement

Financial assets are initially recognized at fair value, plus directly attributable transactions costs, except for financial assets designated upon initial recognition at fair value through profit or loss.

– Subsequent measurement

The subsequent measurement of assets depends on their categorization as either financial assets and liabilities measured at fair value through profit and loss, loans and receivables, held to maturity or available for sale financial assets, or derivatives designated as hedging instruments in an effective hedge.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined in IAS 39. Financial assets at fair value through profit or loss are recorded in the consolidated statements of financial position at fair value with net changes in fair value in the consolidated statements of comprehensive income in the “valuation of derivatives, interest cost from labor obligations and other financial items”.

Held-to-maturity investments

Held-to-maturity investments are those that the Company has the intent and ability to hold to maturity and are recorded at cost which includes transaction costs and premiums or discounts related to investment that are amortized over the life of the investment based on its outstanding balance, less any impairment. Interest and dividends on investments classified as held-to-maturity are included within interest income.

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

Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including accounts receivable to subscribers, distributors and other receivables) are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for accounts receivable from subscribers, distributors and other in the short term when the recognition of interest would be immaterial.

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

Financial liabilities

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: (i) financial liabilities measured at fair value, and (ii) financial liabilities measured at amortized cost. The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are measured at fair value; short- and long-term debt and accounts payable, are accounted for as financial liabilities and measured at amortized cost.

– Initial recognition

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

– Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

– Financial liabilities at fair value through profit or loss

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

Gains or losses on financial liabilities held for trading are recognized in the consolidated statements of comprehensive income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. América Móvil has not designated any financial liabilities as fair value liabilities through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the effective interest rate (“EIR”) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest income in the consolidated statements of comprehensive income.

This category generally applies to interest-bearing loans and borrowings. For more information refer to Note 14.

– Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

– Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statements of financial position if, and only if, there is:

(i)	a currently a legally enforceable right to offset the recognized amounts, and

(ii)	the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

– Fair value of financial instruments

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

Note 7 and 19 provides an analysis of the fair values of the Company’s financial instruments.

n) Transactions in foreign currency

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2014	2013	2012	2014	2013
Argentina (1)	Argentine Peso	1.6405	2.3410	2.9305	1.7212	2.0053
Brazil	Real	5.6574	5.9334	6.7605	5.5410	5.5820
Colombia	Colombian Peso	0.0067	0.0068	0.0073	0.0062	0.0068
Guatemala	Quetzal	1.7195	1.6244	1.6808	1.9374	1.6676
U.S.A. (2)	US Dollar	13.2969	12.7660	13.1663	14.7180	13.0765
Uruguay	Uruguay Peso	0.5726	0.6249	0.6568	0.6040	0.6104
Nicaragua	Cordobas	0.5122	0.5164	0.5594	0.5533	0.5162
Honduras	Lempiras	0.6291	0.6228	0.6758	0.6794	0.6304
Chile	Chilean Peso	0.0233	0.0258	0.0274	0.0243	0.0249
Paraguay	Guaraní	0.0030	0.0030	0.0030	0.0032	0.0029
Peru	Soles	4.6830	4.7271	5.0952	4.9241	4.6769
Dominican Republic	Dominican Peso	0.3050	0.3052	0.3373	0.3313	0.3050
Costa Rica	Colon	0.0244	0.0253	0.0259	0.0270	0.0258
European Union	Euro	17.6507	16.9693	16.9276	17.8058	17.9710
Bulgaria	Lev	8.8045			8.9984
Belarus (3)	Belarusian Roble	0.0012			0.0012
Croacia	Croatian Kuna	2.2508			2.3051
Macedonia	Macedonian Denar	0.2805			0.2860
Serbia	Serbian Denar	0.1449			0.1500

(1)	Official exchange rate published by the Argentine Central Bank. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions. It is widely reported that the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
(3)	Year-end rates are used for the translation of revenues and expenses as IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

o) Financial reporting in hyperinflationary economies

Financial statements of subsidiaries located in hyperinflationary economies are restated before translation to the reporting currency of the América Móvil and before consolidation in order to reflect the same value of money for all items. Items recognized in the consolidated statements of financial position which are not measured at the applicable year-end measuring unit are restated based on general price index. All non-monetary items measured at cost or amortized costs are restated for the changes in the general price index from the date of transaction to the reporting date. Monetary items are not restated. All items of stockholders’ equity are restated for the changes in the general price index since their addition until the end of the reporting period. All items of the comprehensive income are restated for the change in a general price index from the date of initial recognition to the reporting date. Gains and losses resulting from the net position of monetary items are reported in the consolidated statements of comprehensive income in the “foreign currency exchange (loss) gains, net” caption. The financial statements of the subsidiaries in Belarus are reported at the applicable measuring unit at the reporting date. The Company’s Belarus subsidiary accounted for 0.9% of America Movil’s consolidated assets at December 31, 2014, and 0.8% of revenues for the year ended December 31, 2014.

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

q) Employee benefits

The Company has defined benefit pension plans in place in its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México, Claro Brasil and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations, and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2014.

Mexico

The Mexican subsidiaries have the obligation to pay seniority premiums to personnel based on the Mexican Federal labor law which also establishes the obligation to make certain payments to personnel who cease to provide services under certain circumstances.

The costs of pensions, seniority premiums and severance benefits, are recognized based on calculations by independent actuaries using the projected unit credit method using financial hypotheses, net of inflation.

Puerto Rico

In Puerto Rico, the Company has noncontributing pension plans for full-time employees, which are tax qualified as they meet Employee Retirement Income Security Act of 1974 requirements.

The pension benefit is composed of two elements:

(i) An employee receives an annuity an retirement if they meet the rule of 85 (age at retirement plus accumulated years of service). The annuity is calculated by applying a percentage times years of services to the last three years of salary.

(ii) The second element is a lump-sum benefit based on years of service equivalent to approximately nine to twelve months of salary. Health care and life insurance benefits are also provided to retirees under a separate plan (post-retirement benefits).

Brazil

In Brazil, the Company provides a defined benefit plan and post-retirement medical assistance plan, and a defined contribution plan, through a pension fund that supplements the government retirement benefit, for certain employees.

Under the defined benefit plan, the Company makes monthly contributions to the pension fund equal to 17.5% of the employee’s aggregate salary. In addition, the Company contributes a percentage of the aggregate salary base for funding the post-retirement medical assistance plan for the employees who remain in the defined benefit plan. Each employee makes contributions to the pension fund based on age and salary. All newly hired employees automatically adhere to the defined contribution plan and no further admittance to the defined benefit plan is allowed. For the defined contribution plan, see Note 17.

Austria

In Austria the Company provides retirement benefits to its employees under defined contribution and defined benefit plans.

The Company pays contributions to publicly or privately administered pension or severance insurance plans on mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions are recognized as employee expenses in the year in which they are due.

All other employee benefit obligations provided in Austria are unfunded defined benefit plans for which the Company records provisions which are calculated using the projected unit credit method. The future benefit obligations are measured using actuarial methods on the basis of an appropriate assessment of the discount rate, rate of employee turnover, rate of compensation increase and rate of increase in pensions.

Ecuador

The subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. has a pension plan, where the Company purchases an annuity for the employee and is paid by the employee by means of individual funding. The Company purchases a deferred annuity from an insurance company for which the Company pays an annual premium. This plan is classified as a defined benefit plan.

Other subsidiaries

For the rest of the Company’s subsidiaries, there are no defined benefit plans or compulsory defined contribution structures. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable payroll and labor laws of each country. Such contributions are made to the entities designated by the country and are recorded as direct labor expenses in the consolidated statements of comprehensive income as they are incurred.

Re-measurements of defined benefit plans, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss on the earlier of:

(i)	The date of the plan amendment or curtailment, and

(ii)	The date that the Company recognizes restructuring-related costs

Net interest on liability for defined benefits is calculated by applying the discount rate to the net defined benefit liability or asset and it is recognized in the “valuation of derivatives, interest cost from labor obligations and other financial items” in the consolidated statements of comprehensive income. The Company recognizes the changes in the net defined benefit obligation under “cost of sales and services” and “Commercial, administrative and general expenses” in the consolidated statements of comprehensive income.

Paid absences

The Company recognizes a provision for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Employee profit sharing is paid by certain subsidiaries of the Company to its eligible employees. In Mexico, until December 31, 2013, employee profit sharing was computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. Effective January 1, 2014, employee profit sharing in Mexico is calculated using the same taxable income for income tax, except for the following:

i)	Neither tax losses from prior years nor the employee profit sharing paid during year are deductible.

ii)	Payments exempt from taxes for the employees are fully deductible in the employee profit sharing computation.

Employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.

s) Taxes

– Income taxes

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

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2013 and 2014, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

– Sales tax

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

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of the current receivables or payables in the consolidated statements of financial position unless they are due in more than a year in which case they are classified as non-current.

t) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2012, 2013 and 2014, advertising expenses were Ps.22,652,826, Ps.19,699,228 and Ps.21,772,454, respectively, and are recorded in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

u) Earnings per share

Basic and diluted earnings per share are determined by dividing net profit of the year by the weighted-average number of shares outstanding during the year (common control component of the shares are reflected for all periods presented). In determining the weighted average number of shares issued and outstanding, shares repurchased by the Company have been excluded.

v) Financial risks

The main risks associated with the Company’s financial instruments are: (i) liquidity risk, (ii) market risk (foreign currency exchange risk and interest rate risk) and (iii) credit risk and counterparty risk. The Board of Directors approves the policies submitted by management to mitigate these risks.

(i) Liquidity risk

Liquidity risk is the risk that the Company may not meet its financial obligations associated with financial instruments when they are due. The Company’s financial obligations and commitments are included in Notes 14 and 20.

(ii) Market risk

The Company is exposed to market risks from changes in interest rates and fluctuations in exchange rates of foreign currencies. The Company’s debt is denominated in foreign currencies, mainly in US dollars, other than its functional currency. In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Company uses derivative financial instruments such as cross-currency swaps and forwards to adjust exposures resulting from foreign exchange currency. The Company does not use derivatives to hedge the exchange risk arising from having operations in different countries.

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on their judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2013 and 2014.

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

A portion of the Company’s cash surplus is invested in short- term deposits with financial institutions with high credit ratings.

(iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in exchange rates:

– Exchange rate fluctuations

Should the Company’s debt at December 31, 2014 of Ps. 603,754,987, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps.34,207,027 and Ps.(26,351,247), respectively.

– Interest rates

In the event that the Company’s agreed-upon interest rates at December 31, 2014 increased/(decreased) by 100 basis points, the increase in net interest expense would increase/decrease by Ps.7,553,639 and Ps.(6,964,699), respectively.

(v) Concentration of risk

The Company depends on several key suppliers and sellers. During the years ended December 31, 2012, 2013 and 2014, approximately 55%, 64% and 55%, respectively, of the total cost of the cellular equipment of América Móvil represented purchases made from three suppliers, and approximately 20%, 21% and 19%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

(vi) Capital management

The Company manages its capital to ensure that its subsidiaries to continue as going concerns while maximizing the return to stakeholders through the optimization of their balances and debt capital to maintain the lowest cost of capital available. The Company manages its capital structure and makes adjustments according to economic conditions. To maintain the capital structure, the Company may adjust the dividend payment to shareholders or its share buyback program, for which the company holds a reserve. In addition, the Company creates a legal reserve, as required by law. See Note 18.

w) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and, if necessary, foreign currency forwards to offset the short-term risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate, on notional amounts denominated mainly in Mexican pesos, U.S. dollars, Japanese yen, Swiss francs, Euros and Sterling pounds. For the years ended December 31, 2012, 2013 and 2014, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

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

The effectiveness of the Company’s derivatives is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed, at least quarterly, based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis.

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

x) Current versus non-current classification

The Company presents assets and liabilities in its consolidated statements of financial position based on current/non-current classification. An asset is current when it is:

(i)	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

(ii)	Held primarily for the purpose of trading;

(iii)	Expected to be realized within twelve months after the reporting period; or

(iv)	Cash and cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

(v)	It is expected to be settled in the normal operating cycle;

(vi)	It is held primarily for the purpose of trading;

(vii)	It is due to be settled within twelve months after the reporting period; or

(viii)	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

y) Presentation of consolidated statement of comprehensive income

The costs and expenses shown in the consolidated statements of comprehensive income are presented in combined manner (based on both their function and nature), which allows a better understanding of the components of the Company’s operating income. This classification allows for a comparison to the telecommunications industry.

The Company’s presents operating income in its consolidated statements of comprehensive income since it is a key indicator of the Company’s performance. Operating income represents operating revenues less operating costs and expenses.

The employee benefits expense recognized in 2012, 2013 and 2014 were Ps.36,712,871, Ps.33,768,356 and Ps.36,939,601, recognized as “Cost of sales and services”, respectively, and Ps.48,931,454, Ps.46,164,732 and Ps.53,938,718, recognized as “Commercial, administrative and general expenses”, respectively.

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

Intersegment revenues and costs, intercompany balances as well as investments in shares in consolidated entities are eliminated upon consolidation and reflected in the “eliminations” column.

None of the segments records revenue from transactions with a single external customer amounting to at least 10% or more of the revenues.

z.1) Convenience Translation

At December 31, 2014, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2014 at an exchange rate of Ps.14.7180 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2014 or any other exchange rate.

z.2) Significant Accounting Judgments, Estimates and Assumptions

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

The following discussion addresses only those estimates that América Móvil considers most important based on the degree of uncertainty and the likelihood of a material impact if it used a different estimate. There are many other areas in which América Móvil uses estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to the financial presentation for those other areas.

Fair Value of Financial Assets and Liabilities

América Móvil has substantial financial assets and liabilities that it recognizes at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions América Móvil uses to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of AMX’s financial assets and liabilities could materially impact the reported financial results. See Note 19.

Estimated useful lives of plant, property and equipment

América Móvil estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. América Móvil currently depreciates most of its telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. América Móvil reviews estimated useful lives each year to determine whether they should be changed, and at times, it changes them for particular classes of assets. América Móvil may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. See Notes 2i) and Note 10.

Impairment of Long-Lived Assets

América Móvil has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill, on its consolidated statement of financial position. América Móvil is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recovery value of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, América Móvil typically takes into account recent market transactions or, if no such transactions can be identified, América Móvil uses a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, América Móvil typically makes various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, América Móvil determines whether it needs to take an impairment charge to reduce the net carrying value of the asset as stated on its consolidated statement of financial positiont. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in the Company’s business strategy and its internal forecasts. Different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statement of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2m) and Note 10 and Note 11.

Deferred Income Taxes

América Móvil is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in the América Móvil’s consolidated statement of financial position. América Móvil assesses in the course of its tax planning procedures the fiscal year of the reversal of its deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining the Company’s provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which América Móvil operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or América Móvil adjusts these estimates in future periods, its financial position and results of operations may be materially affected.

América Móvil records deferred tax assets based on the amount that it believes is probable to be realized. In assessing the future realization of deferred tax assets, the Company considers future taxable income and ongoing tax planning strategies. In the event that the estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of the ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income. See Note 13.

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

If América Móvil is unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See Note 15.

América Móvil is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 20.

Labor Obligations

América Móvil recognizes liabilities on its consolidated statement of financial position and expenses in its comprehensive income statement to reflect its obligations related to its post-retirement seniority premiums, pension and retirement plans in the countries in which it operates and offer defined contribution and benefit pension plans. The amounts the Company recognizes are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with IFRS.

América Móvil uses estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return América Móvil assumes its pension plan will achieve on its investments, (ii) the rate of increase in salaries that the Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected rate of inflation. The assumptions América Móvil has applied are further disclosed in Note 17. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Bad Debts

América Móvil maintains an allowance for bad debts for estimated losses resulting from the failure of its customers, distributors and cellular operators to make required payments. The Company bases these estimates on the individual conditions of each of the markets in which it operates that may impact the collectability of accounts. In particular, in making these estimates the Company takes into account with respect to accounts (i) with customers, the number of days since the calls were made, (ii) with distributors, the number of days invoices are overdue and (iii) with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that América Móvil actually experiences with respect to these accounts may differ from the amount of the allowance maintained in connection with them. See Note 5.

z.3) Reclassifications

The following amounts in consolidated statements of comprehensive income for the years ended December 31, 2012 and 2013 have been reclassified to conform to the presentation for the year ended December 31, 2014:

	As previously Reported		Reclassification		2012, As reclassified
In the Consolidated Statement of Comprehensive income:
Interest income	Ps.	5,776,600	Ps.	(1,917,514)	Ps.	3,859,086
Interest expense		(24,914,596)		2,646,825		(22,267,771)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(12,535,708)		(729,311)		(13,265,019)
Equipment, accessories, computer sale and other services		87,613,043		(87,613,043)		—
Sales of equipment, accessories and Computer		—		69,562,903		69,562,903
Other services		—		18,050,140		18,050,140

	Ps.	55,939,339	Ps.	—	Ps.	55,939,339

In the Consolidated Statement of Cash Flows:
Loss in partial sales of shares of associated company	Ps.	—	Ps.	795,028	Ps.	795,028
Interest income		(5,776,600)		1,917,514		(3,859,086)
Interest expense		24,914,596		(2,646,825)		22,267,771
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net		2,988,396		(65,717)		2,922,679

	Ps.	22,126,392	Ps.	—	Ps.	22,126,392

	As previously reported		Reclassification		2013, As reclassified
In the Consolidated Statement of Financial Position:
Licenses and rights of use, net	Ps.	37,053,832	Ps.	(37,053,832)	Ps.	—
Trademarks, net		1,166,306		(1,166,306)		—
Intangibles, net		—		38,220,138		38,220,138

	Ps.	38,220,138	Ps.	—	Ps.	38,220,138

In the Consolidated Statement of Comprehensive income:
Equipment, accessories, computer sale and other services	Ps.	103,817,288	Ps.	(103,817,288)	Ps.	—
Sales of equipment, accessories and Computer		—		84,544,261		84,544,261
Other services		—		19,273,027		19,273,027
Interest income		6,245,323		(3,319,489)		2,925,834
Interest expense		(30,349,694)		6,399,041		(23,950,653)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(5,211,983)		(3,079,552)		(8,291,535)

	Ps.	74,500,934	Ps.	—	Ps.	74,500,934

In the Consolidated Statement of Cash Flows:
Loss in partial sales of shares of associated company	Ps.		Ps.	896,956	Ps.	896,956
Interest income		(6,245,323)		3,319,489		(2,925,834)
Interest expense		30,349,694		(6,399,041)		23,950,653
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net		(8,027,124)		2,182,596		(5,844,528)

	Ps.	16,077,247	Ps.	—	Ps.	16,077,247

3. New standards, interpretations and amendments thereof

The Company applied for the first time certain standards and amendments, which were effective for annual periods beginnings on or after January 1, 2014. However, the adoption of those IFRS standards and amendments did not have a significant impact on the consolidated financial statements of América Móvil.

The nature and the impact of each new standard/amendment are described below:

Investment Entities – Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements.

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. The Company determined these amendments had no impact on the Company´s consolidated results or in its consolidated statements.

Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32 Financial Instruments

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. The Company determined these amendments had no impact on the Company’s consolidated results or in its consolidated statements.

Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36 Impairment of Assets

These amendments require disclosure of the recoverable amounts of the assets or cash generating units (“CGUs”) for which an impairment loss has been recognized or reversed during the period. The Company determined these amendments had no impact on the disclosures of the Company’s consolidated statements.

Novation of Derivatives and Continuation of Hedge Accounting — Amendments to IAS 39 Financial Instruments

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. The Company determined these amendments had no impact on the Company’s consolidated results or in its consolidated statements.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Company determined this IFRIC had no impact on the Company’s consolidated results or in its consolidated statements.

Improvements to IFRSs – 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 was effective immediately and, it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The Company determined these new improvements had no impact on the Company’s consolidated results or in its consolidated statements.

The amendments to IFRS 8 Operating segments became effective on July 1, 2014 and are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The disclosures related to these amendment are described in Notes 2z) and 21.

The amendments to IFRS 2 Share-based payment, IFRS 3 Business combination, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related parties did not have an impact in the Company’s consolidated financial statements.

Improvements to IFRSs – 2011-2013 Cycle:

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 was effective immediately and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The Company determined these new improvements had no impact on the Company´s consolidated results or in its consolidated statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. The Company determined this amendment had no impact on the Company’s consolidated results or in its consolidated statements.

Standards issued but not yet effective and annual improvements

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are as describe below. The Company is in process of analyzing its impact in its financial statement and the relative notes.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

4. Cash and Cash Equivalents

	At December 31,
	2013		2014
Cash in banks	Ps.	22,617,446	Ps.	38,601,071
Short-term deposits		25,546,104		27,872,632

	Ps.	48,163,550	Ps.	66,473,703

5. Accounts receivable from subscribers, distributors, recoverable taxes and other, net

a) An analysis of accounts receivable at December 31, 2013 and 2014 is as follows:

	At December 31,
	2013		2014
Subscribers and distributors	Ps.	96,007,977	Ps.	121,490,248
Mobile phone carriers for network interconnection and other services including calling party pays		6,305,459		7,181,554
Recoverable taxes		31,116,185		23,556,336
Sundry debtors		14,735,135		19,041,797

		148,164,756		171,269,935
Less: Allowance for bad debts		(20,292,099)		(25,685,528)

Net	Ps.	127,872,657	Ps.	145,584,407

b) Changes in the allowance for bad debts were as follows:

	For the years ended December 31,
	2012		2013		2014
Balance at beginning of year	Ps.	(23,358,822)	Ps.	(22,438,144)	Ps.	(20,292,099)
Increases recorded in expenses		(12,009,580)		(10,417,235)		(11,770,721)
Charges against the allowance		10,534,631		14,405,151		4,978,376
Translation effect		2,395,627		(1,841,871)		1,398,916

Balance at end of year	Ps.	(22,438,144)	Ps.	(20,292,099)	Ps.	(25,685,528)

c) The following table shows the aging of accounts receivable at December 31, 2013 and 2014, for subscribers and distributors:

	Total		Unbilled services provided		1-30 days		30-60 days		61-90 days		Greater than 90 days
December 31, 2013	Ps.	96,007,977	Ps.	48,223,217	Ps.	21,308,236	Ps.	3,561,179	Ps.	2,439,653	Ps.	20,475,692
December 31, 2014	Ps.	121,490,248	Ps.	59,703,005	Ps.	25,946,186	Ps.	3,908,512	Ps.	2,551,247	Ps.	29,381,298

In accordance with the Company’s accounting policy for the allowance for bad debts, as of December 31, 2013 and 2014, there are accounts receivable greater than 90 days that are not impaired as they are primarily due from governmental institutions. To estimate the recoverability of accounts receivable, the Company considers any change in the credit quality of the subscribers and distributors from the date the credit was granted until the end of period.

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for doubt accounts, as of December 31, 2013 and 2014:

	Total		61-90 days		Greater than 90 days
December 31, 2013	Ps.	20,292,099	Ps.	814,500	Ps.	19,477,599
December 31, 2014	Ps.	25,685,528	Ps.	1,026,898	Ps.	24,658,630

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2013 and 2014. All of the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2013		2014
Accounts receivable:
Sanborns Hermanos, S.A.	Ps.	235,075	Ps.	254,423
Sears Roebuck de México, S.A. de C.V.		353,724		220,501
AT&T Corp. (AT&T)		80,438		—
Patrimonial Inbursa, S.A.		245,318		182,753
Other		431,837		662,430

Total	Ps.	1,346,392	Ps.	1,320,107

	2013		2014
Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	212,765	Ps.	452,333
Operadora Cicsa, S.A. de C.V.		280,374		667,358
PC Industrial, S.A. de C.V.		176,095		180,560
Microm, S.A. de C.V.		77,690		29,710
Grupo Financiero Inbursa, S.A.B. de C.V.		36,366		35,678
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		52,268		—
Acer Computec México, S.A. de C.V.		32,214		29,612
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		35,826		61,098
Eidon Software, S.A. de C.V.		25,461		69,911
AT&T Corp. (“AT&T”)		1,039,043		—
Other		584,235		1,561,032

Total	Ps.	2,552,337	Ps.	3,087,292

For the years ended December 31, 2012, 2013 and 2014, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

b) For the years ended December 31, 2012, 2013 and 2014, the Company conducted the following transactions with related parties:

	2012		2013		2014
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	6,014,441	Ps.	4,631,435	Ps.	5,424,826
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		2,411,663		2,349,494		2,188,261
Call termination costs (iii)		10,983,962		14,470,985		6,141,063
Interconnection cost		250,426		308,483		120,119
Other services		981,496		1,142,771		955,833

	Ps.	20,641,988	Ps.	22,903,168	Ps.	14,830,102

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	352,086	Ps.	277,522	Ps.	291,038
Sale of materials and other services		447,390		439,091		506,100
Call termination revenues		486,230		617,058		201,990

	Ps.	1,285,706	Ps.	1,333,671	Ps.	999,128

(i)	In 2014, this amount includes Ps.5,330,989 (Ps.4,441,279 in 2013 and Ps.5,867,810 in 2012, respectively) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”).
(ii)	In 2014, this amount includes Ps.537,904 (Ps.765,097 in 2013 and Ps.704,200 in 2012) for network maintenance services performed by Grupo Carso subsidiaries; Ps.634,368 in 2014 (Ps.555,984 and Ps.599,784, in 2013 and 2012, respectively) for software services provided by an associate; Ps.676,335 in 2014 (Ps.627,945 and Ps.669,118 in 2013 and 2012, respectively) for insurance premiums with Seguros Inbursa S.A., which, in turn, places most of such insurance with reinsurers.
(iii)	Includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps.6,008,380 in 2014 (Ps.14,326,300 in 2013 and Ps.10,937,396 in 2012) from AT&T subsidiaries.

c) During 2014, the Company paid Ps. 1,037,513 (Ps.920,244 and Ps.942,090 in 2013 and 2012, respectively) for short-term direct benefits to its executives.

d) In November 2010, the Company entered into a revolving credit agreement with its affiliate Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. The agreement provides a line of credit to the Company and/or its subsidiaries for up to Ps.5,230,600 (US$400,000), of which no amounts are outstanding.

e) On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired the share that AT&T had of the Company’s stock. Therefore, since such date, AT&T is no longer considered a related party and is thus not included in the December 31, 2014 related party disclosures with respect to the analysis of the balances with related parties. AT&T is included as a related party in the 2013 disclosures above and in the 2014 disclosures for to the period ended June 27, 2014.

7. Derivative Financial Instruments

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

An analysis of the derivative financial instruments contracted by the Company at December 31, 2013 and 2014 is as follows:

	At December 31,
	2013				2014
Instrument	Notional amount in millions		Fair value		Notional amount in millions		Fair value
Swaps US Dollar-Mexican peso	US$	6,002	Ps.	7,558,469	US$	4,725	Ps.	12,628,794
Swaps Euro-Mexican peso		€720		1,808,629		€142		232,904
Swaps Euro-US Dollar		€945		390,520		€4,505		6,526,253
Swaps CHF-US Dollar	CHF	230		81,413
Swaps CNY-US Dollar	CNY	1,000		184,690	CNY	1,000		65,921
Forwards US Dollar-Mexican peso	US$	5,375		361,845
Forwards Euro-US Dollar		€200		83,750
Forwards Euro-Mexican peso						€200		3,082,184

Total Assets			Ps.	10,469,316			Ps.	22,536,056

	At December 31,
	2013				2014
Instrument	Notional amount in millions		Fair value		Notional amount in millions		Fair value
Interest rate swaps in Mexican peso	Ps.	23,640	Ps.	(2,219,795)	Ps.	23,640	Ps.	(1,690,560)
Forwards Dollar-Mexican Peso					US$	2,215		(4,523,389)
Forwards Euro-Dollar						€2,165		(1,148,832)
Swaps Euro-Dollar						€510		(391,604)
Swaps Yen-US Dollar		¥12,000		(566,558)		¥5,100		(355,962)
Swaps CHF-Euro	CHF	270		(158,559)	CHF	270		(77,760)
Swaps CHF-Dollar					CHF	230		(298,753)
Swaps Sterling pound-Euro		£2,720		(2,421,411)		£1,770		(40,952)

Total liability			Ps.	(5,366,323)			Ps.	(8,527,812)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2012, 2013 and 2014 amounted to a (loss) gain of Ps. (6,075,490), Ps. 2,841,952 and Ps. 7,397,142, respectively, and such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net” and Ps. (253,428), Ps.(741,321) and Ps.(329,112), net of tax, that are accounted for as “Effect of derivative financial instruments acquired for hedging purposes” in equity.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions		2015	2016	2017	2018	2019	Thereafter
Swaps US Dollar- Mexican peso	US$	4,725		350			350	4,025
Swaps Euro- Mexican peso		€142		72	70
Swaps Euro- US Dollar		€4,505						4,505
Swaps CNY-US Dollar	CNY	1,000	1,000
Forwards Euro-Mexican peso		€200	200
Total assets
Interest rate swaps in Mexican peso	Ps.	23,640	3,840	4,050	15,350		400
Swaps Yen- US Dollar		¥5,100			5,100
Swaps CHF-Euro	CHF	270				270
Swaps CHF-Dollar	CHF	230	230
Swaps Euro-Dollar		€510			10	500
Swaps Sterling pound-Euro		£1,770						1,770
Forwards Dollar–Mexican Peso	US$	2,215	2,215
Forwards Euro–Dollar		€2,165	1,425	500	240
Total liabilities

8. Inventories, Net

An analysis of inventories at December 31, 2013 and 2014 is as follows:

	2013		2014
Mobile phones, accessories, cards and other materials	Ps.	39,238,656	Ps.	38,946,979
Less: Reserve for obsolete and slow-moving inventories		(2,519,703)		(3,016,697)

Total	Ps.	36,718,953	Ps.	35,930,282

For the years ended December 31, 2012, 2013 and 2014, the cost of inventories recognized in cost of sales was Ps.110,465,701, Ps.121,994,900 and Ps.129,634,613, respectively.

9. Other assets, Net

a) An analysis of other assets at December 31, 2013 and 2014 is as follows:

	2013		2014
Current portion:
Advances to suppliers	Ps.	7,999,148	Ps.	8,808,396
Costs of mobile equipment and computers associated with deferred revenues		3,041,371		5,061,591
Prepaid insurance		605,318		1,423,889
Other		481,363		1,269,726

	Ps.	12,127,200	Ps.	16,563,602

	2013		2014
Non-current portion:
Recoverable taxes	Ps.	3,269,699	Ps.	7,162,377
Advance payments for the use of fiber optics		2,765,495		2,851,089
Prepaid expenses and judicial deposits (1)		11,305,088		17,842,567

Total	Ps.	17,340,282	Ps.	27,856,033

For the years ended December 31, 2012, 2013 and 2014, the amortization expense for other assets was Ps.244,538, Ps.127,058 and Ps.284,088, respectively.

(1)	Judicial deposits represent cash pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. At December 31, 2013 and 2014, the amount for these deposits is Ps.7,305,140 and Ps.13,874,471, respectively. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, Net

An analysis of property, plant and equipment, net at December 31, 2012, 2013 and 2014 is as follows:

	At December 31, 2011		Additions		Retirements		Business combinations		Effect of translation		Hyperinflation restatement	Depreciation of the year		At December 31, 2012
Cost:
Telephonic plant in operation and equipment	Ps.	412,001,302	Ps.	104,467,913	Ps.	(25,693,072)	Ps.	33,113,663	Ps.	(56,393,038)				Ps.	467,496,768
Land and buildings		55,250,523		2,434,107		(1,219,353)		255,018		(4,181,864)					52,538,431
Other assets		65,455,040		9,883,676		(5,413,649)		40,160		(1,977,322)					67,987,905
Construction in process and advances plant suppliers (1)		50,848,277		19,730,746		(21,177,560)		132,902		(3,588,130)					45,946,235
Inventories for operation of the plant		17,995,007		11,603,283		(12,647,522)				(925,663)					16,025,105

Total		601,550,149		148,119,725		(66,151,156)		33,541,743		(67,066,017)					649,994,444

Accumulated depreciation
Telephonic plant in operation and equipment		107,951,128				(22,753,727)				(43,392,735)			83,905,974	Ps.	125,710,640
Land and buildings		1,838,362				(306,881)				(1,641,993)			1,097,460		986,948
Other assets		25,687,189				(6,297,626)				(3,740,236)			7,282,983		22,932,310
Inventories for operation of the plant		(13,303)				(24,451)				(13,830)			(18,142)		(69,726)

Total		135,463,376				(29,382,685)				(48,788,794)			92,268,275		149,560,172

Net Cost	Ps.	466,086,773	Ps.	148,119,725	Ps.	(36,768,471)	Ps.	33,541,743	Ps.	(18,277,223)		Ps.	(92,268,275)	Ps.	500,434,272

	At December 31, 2012		Additions		Retirements		Business combinations		Effect of translation		Hyperinflation restatement	Depreciation of the year		At December 31, 2013
Cost:
Telephonic plant in operation and equipment	Ps.	467,496,768	Ps.	116,170,134	Ps.	(17,995,021)	Ps.	310	Ps.	(55,763,545)				Ps.	509,908,646
Land and buildings		52,538,431		2,567,068		(3,298,197)				(3,579,859)					48,227,443
Other assets		67,987,905		22,957,505		(8,367,342)		87,122		(4,654,256)					78,010,934
Construction in process and advances plant suppliers (1)		45,946,235		13,085,094		(15,326,412)		1,268		(3,874,210)					39,831,975
Inventories for operation of the plant		16,025,105		12,458,316		(10,142,059)				(975,281)					17,366,081

Total		649,994,444		167,238,117		(55,129,031)		88,700		(68,847,151)					693,345,079

Accumulated depreciation
Telephonic plant in operation and equipment		125,710,640				(11,006,444)				(33,975,506)			80,867,568		161,596,258
Land and buildings		986,948				(31,133)				(1,322,209)			1,973,707		1,607,313
Other assets		22,932,310				(3,380,289)				(2,485,845)			11,994,657		29,060,833
Inventories for operation of the plant		(69,726)				(11,121)				(3,298)			57,869		(26,276)

Total	Ps.	149,560,172				(14,428,987)			Ps.	(37,786,858)			94,893,801	Ps.	192,238,128

Net Cost	Ps.	500,434,272	Ps.	167,238,117	Ps.	(40,700,044)	Ps.	88,700	Ps.	(31,060,293)		Ps.	(94,893,801)	Ps.	501,106,951

	At December 31, 2013		Additions		Retirements		Business combinations		Effect of translation		Hyperinflation restatement		Depreciation of the year		At December 31, 2014
Cost
Telephonic plant in operation and equipment	Ps.	509,908,646	Ps.	108,661,794	Ps	. (30,933,135)		54,202,020		634,026		143,886				642,617,237
Land and buildings		48,227,443		3,650,705		(823,850)		5,271,503		124,621		13,114				56,463,536
Other assets		78,010,934		39,953,790		(11,426,188)		5,417,138		2,586,726		21,200				114,563,600
Construction in process and advances plant suppliers (1)		39,831,975		13,543,305		(16,386,806)		2,600,498		(491,799)		10,012				39,107,185
Inventories for operation of the plant		17,366,081		15,580,184		(12,958,645)		962,017		(100,923)		—				20,848,714

Total		693,345,079		181,389,778		(72,528,624)		68,453,176		2,752,651		188,212				873,600,272

Accumulated depreciation
Telephonic plant in operation and equipment		161,596,258				(16,618,742)				(2,950,031)		98,918		92,400,728		234,527,131
Land and buildings		1,607,313				(185,421)				125,881		1,364		2,179,268		3,728,405
Other assets		29,060,833				(3,596,940)				981,659		18,933		13,334,198		39,798,683
Inventories for operation of the plant		(26,276)				(29,199)				10,235		—		(5,025)		(50,265)

Total		192,238,128				(20,430,302)				(1,832,256)		119,215		107,909,169		278,003,954

Net Cost	Ps.	501,106,951	Ps.	181,389,778	Ps	. (52,098,322)	Ps.	68,453,176	Ps.	4,584,907	Ps.	68,997	Ps	. (107,909,169)	Ps.	595,596,318

(1)	Construction in progress includes fixed and mobile telephone facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of fixed assets under construction. In the case of telephone plant (switching and transmission), it takes 6 months on average; for others, it may take more than 2 years.

b) At December 31, 2013 and 2014, property, plant and equipment include the following assets under capital leases:

	2013		2014
Assets under capital leases	Ps.	972,601	Ps.	1,281,452
Accumulated depreciation		(367,698)		(888,537)

	Ps.	604,903	Ps.	392,915

c) On September 30, 2014, the Company signed the final acceptance certificate for a submarine cable system. The cable extends from the U.S. to Central America and Brazil, which provides international connectivity to all the Company subsidiaries in these geographic areas. The total investment capitalized at December 31, 2014 is Ps.4,275,682 (US$ 290,507).

d) At December 31, 2014, Claro Brasil has land and buildings and other equipment that is pledged in guarantee of legal proceedings in the amount of Ps. 4,012,658 (Ps.1,619,109 in 2013).

e) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Years ended December 31,
	2012		2013		2014
Amount invested in the acquisition of qualifying assets	Ps.	52,849,800	Ps.	46,686,790	Ps.	47,332,317
Capitalized interest		3,152,811		3,002,756		3,258,928
Capitalization rate		6.0%		6.4%		6.9%

Capitalized interest is being amortized over a period of seven years, which is the estimated useful life of the related assets.

f) In January 2012, Star One entered into an agreement denominated in U.S. dollars with a manufacturer for the construction and launching of the Star One C-4 satellite. The cost of the project is estimated to be approximately Ps.4,268,220 (US$290,000). At December 31, 2013 and 2014, the amount of construction in process associated with this project amounts to and Ps.2,567,775 and Ps.3,332,567, respectively.

g) On July 9, 2013, Star One signed an agreement denominated in US dollars with a manufacturer for construction and launching of the Star One D1 satellite, which will be equipped with transponders in Bands C, Ku and Ka. The cost of this project is estimated to be approximately Ps. 5,946,072 (US$ 404,000) and the launch expected in the first quarter of 2016. The Star One D1 will replace the satellite BRASILSAT B4. At December 31, 2014, the amount recorded with in Construction in progress amounts to Ps. 2,661,801.

11. Intangible assets

a) An analysis of intangible assets at December 31, 2012, 2013 and 2014 is as follows:

	At December 31, 2012
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	130,061,372	Ps.	7,830,248	Ps.	12,414,914	Ps.	—	Ps.	—	Ps.	(16,545,574)	Ps.	133,760,960
Accumulated amortization		(91,530,473)		—		—		—		(9,482,044)		11,303,987		(89,708,530)

Net		38,530,899		7,830,248		12,414,914		—		(9,482,044)		(5,241,587)		44,052,430

Trademarks	Ps.	12,311,880		—		—		—		—		(713,321)		11,598,559
Accumulated amortization		(9,305,026)		—		—		—		(1,589,880)		439,662		(10,455,244)

Net		3,006,854		—		—		—		(1,589,880)		(273,659)		1,143,315

Total of Intangibles, net	Ps.	41,537,753	Ps.	7,830,248	Ps.	12,414,914	Ps.	—	Ps.	(11,071,924)	Ps.	(5,515,246)	Ps.	45,195,745

Goodwill	Ps.	73,038,433	Ps.	—	Ps.	31,347,978	Ps.	(278,756)		—	Ps.	(4,401,796)	Ps.	99,705,859

	At December 31, 2013
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	133,760,960	Ps.	3,334,464	Ps.	—	Ps.	(2,158,796)	Ps.	—	Ps.	(11,853,114)	Ps.	123,083,514
Accumulated amortization		(89,708,530)				—				(6,271,998)		9,950,846		(86,029,682)

Net		44,052,430		3,334,464		—		(2,158,796)		(6,271,998)		(1,902,268)		37,053,832

Trademarks	Ps.	11,598,559		—		—		387,926		—		(285,879)		11,700,606
Accumulated amortization		(10,455,244)		—		—		—		(241,976)		162,920		(10,534,300)

Net		1,143,315		—		—		387,926		(241,976)		(122,959)		1,166,306

Total of Intangibles, net	Ps.	45,195,745	Ps.	3,334,464	Ps.	—	Ps.	(1,770,870)	Ps	(6,513,974)	Ps.	(2,025,227)	Ps.	38,220,138

Goodwill	Ps.	99,705,859	Ps.	—	Ps.	1,200,061	Ps.	(3,655,164)	Ps.	—	Ps.	(4,764,472)	Ps.	92,486,284

	At December 31, 2014
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses and rights of use	Ps.	123,083,514	Ps.	24,946,015	Ps.	27,504,303	Ps.	—		—	Ps.	(738,738)	Ps.	174,795,094
Accumulated amortization		(86,029,682)		—		—		—	Ps.	(6,013,565)		811,998		(91,231,249)

Net		37,053,832		24,946,015		27,504,303		—		(6,013,565)		73,260		83,563,845

Trademarks	Ps.	11,700,606		1,584,189		8,930,690		—		—		59,506		22,274,991
Accumulated amortization		(10,534,300)		—		—		—		(300,778)		5,676		(10,829,402)

Net		1,166,306		1,584,189		8,930,690		—		(300,778)		65,182		11,445,589

Customer relationships		—		—		15,249,879		—		—		56,288		15,306,167
Accumulated amortization		—		—		—		—		(485,951)		—		(485,951)

Net		—		—		15,249,879		—		(485,951)		56,288		14,820,216

Total of Intangibles, net	Ps.	38,220,138	Ps.	26,530,204	Ps.	51,684,872	Ps.	—	Ps.	(6,800,294)	Ps.	194,730	Ps.	109,829,650

Goodwill	Ps.	92,486,284	Ps.		Ps.	51,316,970	Ps.	(1,642,939)	Ps.	—	Ps.	(1,256,924)	Ps.	140,903,391

b) The aggregate carrying amount of goodwill is allocated as follows:

	2013		2014
Europe (7 countries)	Ps.	—	Ps.	50,955,499
Brazil (Fixed, wireless and TV)		22,483,917		22,338,319
Puerto Rico		17,463,394		17,463,393
Dominican Republic		14,186,724		14,186,724
Mexico (includes Telmex)		10,729,462		9,734,666
Ecuador		2,155,385		2,155,385
Peru		2,209,484		2,230,651
El Salvador		2,510,596		2,510,596
Chile		2,353,463		2,308,587
Colombia		14,402,035		13,063,780
Other countries		3,991,824		3,955,791

	Ps.	92,486,284	Ps.	140,903,391

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2012, 2013 and 2014:

2012 Acquisitions

i) In January 2012, Telmex Colombia acquired a new TV license for a period of 8 years, expiring in 2020. The amount paid was Ps.253,927.

ii) As part of the business combination of Net Serviços de Comunicação, S.A (now Claro Brasil), the Company recognized a license for an amount of Ps.12,414,914. Given recent changes in the telecommunications law, licenses in Brazil can be renewed indefinitely at nominal cost. Thus, these licenses are considered as indefinite life intangible and are not amortized.

iii) In September 2012, Claro Brasil renewed certain contracts related with its licenses of radio frequency of 450 MHz, and such licenses cover the following states of Brazil Acre, Rondonia, Tacantins, Bahia, Paraná, Santa Catarina, Rio de Janeiro, Espíritu Santo, Sao Paulo, Amazonas, Maranha, Roraima, Amapá and Pará. Such licenses expire in October 2027.

Also Claro Brasil acquired licenses related to 4G (fourth generation) services, or broadband of 2,500 MHz to provide 4G services in Brazilian territory, except for the Brazilian state of Amazonas. Such licenses expire up to October 2027.

Additionally, the licenses of 850 MHz which were to expire during 2012 and 2013 were renewed. These renewals expire in October 2027. The amount paid for these renewals was Ps.5,710,116.

2013 Acquisitions

i) In October 2013, Claro Colombia acquired radio spectrum band 2500 Mhz to 2690 Mhz for a period of 10 years. The amount paid was Ps.815,488.

ii) Claro Brasil and its subsidiaries acquired various radio frequencies and TV licenses, for a period that ranges from 3 to 19 years. The amount paid was Ps.2,149,074.

2014 Acquisitions

i) In March 2014, Claro Colombia renewed a license for the use of the radio spectrum granted to Comunicación Celular, S.A. (Claro) in the 824.040 Mhz to 891.480 Mhz and 1,877 Mhz to 1,965 Mhz bands for a period that ends in March 2024. The amount paid was Ps.1,018,190.

ii) On September 30, 2014, Claro Brasil obtained a license to provide the cellular service in the 700 national MHz frequency band. On December 8, 2014, Anatel assigned formally to Claro Brasil the frequency band. The total consideration for the acquisition of this band was Ps.15,588,866. Claro Brasil paid Ps.9,662,144 in 2014 and the remaining amount will be paid in four equal annual installments. The frequency band expires in 2029.

iii) As a part of the business combination of Telekom Austria, the Company recognized licenses for amount of for an amount of Ps.27,504,303. Telekom Austria holds mobile telecommunication licenses provided by regulatory authorities in Austria, Croatia, Slovenia, Serbia, Bulgaria, Belarus and Macedonia. These licenses are estimated to have a remaining useful life of 10 years.

iv) In 2014, Argentina paid Ps.4,151,753 (AR$ 2,385,379) for the acquisition of 4G licenses to increase the service in all the country.

v) Additionally the Company acquired other licenses in the Dominican Republic, Brazil and others in the amount of Ps.4,187,206.

d) Amortization of licenses, rights of use and trademarks for the years ended December 31, 2012, 2013 and 2014 amounted to Ps.11,071,924, Ps.6,513,974 and Ps.6,800,294, respectively.

12. Investments in associated companies and business combinations

a) The following is a summary of changes in the investment in the Company’s associates during the years ended December 31, 2012, 2013 and 2014:

	Balance at December 31, 2011		Acquisition		Acquisition in business combinations		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2012
NET	Ps.	53,055,002	Ps.	—	Ps.		Ps.	(53,055,002)	Ps.	—	Ps.	—	Ps.	—
KPN				55,081,964				—		408,179		(482,669)		55,007,474
Telekom Austria				16,363,888				—		380,334		8,502		16,752,724
Other		1,163,021		379,564				—		(27,152)		(159,346)		1,356,087

Total	Ps.	54,218,023	Ps.	71,825,416	Ps.		Ps.	(53,055,002)	Ps.	761,361	Ps.	(633,513)	Ps.	73,116,285

	Balance at December 31, 2012		Acquisition		Acquisition in business combinations		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2013
KPN	Ps.	55,007,474	Ps.	14,988,270	Ps.		Ps.	(6,040,933)	Ps.	(244,514)	Ps.	5,522,000	Ps.	69,232,297
Telekom Austria		16,752,724						(88,461)		326,129		659,583		17,649,975
Other		1,356,087		838,373						(45,333)		(144,375)		2,004,752

Total	Ps.	73,116,285	Ps.	15,826,643	Ps.		Ps.	(6,129,394)	Ps.	36,282	Ps.	6,037,208	Ps.	88,887,024

	Balance at December 31, 2013		Acquisition		Acquisition in business combinations		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2014
KPN	Ps.	69,232,297	Ps.		Ps.		Ps.	(17,620,649)	Ps.	(5,232,635)	Ps.	36,896	Ps.	46,415,909
Telekom Austria		17,649,975		1,770,112				(18,553,725)		(819,000)		(47,362)		—
Other		2,004,752		884,230		180,900		(358,316)		(21,374)		156,480		2,846,672

Total	Ps.	88,887,024	Ps.	2,654,342	Ps.	180,900	Ps.	(36,532,690)	Ps.	(6,073,009)	Ps.	146,014	Ps.	49,262,581

b) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2012, 2013 and 2014:

Acquisitions 2012

i) Acquisition of Control over NET (now Claro Brasil)

On January 26, 2012, the National Telecommunications Agency of Brazil, expressed its consent to the transfer of control of NET. This authorization then allowed Embrapar (Now Claro Brasil) to exercise a call option on the shares held by GB Empreendimentos e Participaçoes SA (“GB”), a company that previously controlled NET, which until that time was controlled by Globo Cominicação e Particpaçoes S.A. (“Globo”). Once this option was exercised, Embrapar and its subsidiary Embratel (now Claro Brasil) would have voting control of NET. The ability to exercise the option resulted in the Company effectively controlling NET.

On March 5, 2012 Embrapar exercised the option and purchased ordinary shares of GB. The acquired shares represented 5.5% of the ordinary shares and Embrapar reached 54.54% in the voting capital of GB. As a result of this transaction, América Móvil held an equity interest (directly and indirectly) in NET of 88.0%.

América Móvil obtained control of NET, in accordance with IFRS 3, Business combinations, and recognized the fair value of NET’s assets acquired, liabilities assumed and non-controlling interest. As part of the business combination, América Móvil derecognized its equity method investment in NET. The difference between the carrying value and the acquisition date fair value of the equity method investment in NET that was derecognized was not material and accordingly, no gain or loss was recognized.

NET’s operating results were consolidated in the statement of comprehensive income beginning January 1, 2012.

The consideration transferred to acquire NET consists of the fair value of the equity method investment previously held, plus the amount of cash required to exercise the option to control NET, as shown in the table below.

The fair value of the net assets acquired is as follows:

Other current assets	Ps.	10,332,298
Plant and equipment		33,482,219
Intangibles		19,287,138
Others non currents assets		2,821,826

Total of assets acquired	Ps.	65,923,481

Liabilities and account payable short-term	Ps.	16,062,621
Liabilities and account payable short-term		6,998,214
Long term debt		16,165,150

Total of liabilities assumed		39,225,985

Fair value of net assets identified		26,697,496
Fair value of non-controlling interest		(3,798,181)
Goodwill recognized on acquisition		30,601,656
Purchase consideration transferred		(47,951)

Fair value of investment in NET de-recognized at the acquisition date	Ps.	53,453,020

ii) KoninKlijke KPN N.V. (“KPN”)

On May 29, 2012, AMOV Europa B.V. (“AMOV”), a wholly-owned subsidiary of América Móvil, commenced a partial tender offer in cash to all holders of ordinary shares of Koninklijke KPN N.V. (“KPN”). KPN is the leading telecommunications service provider in the Netherlands, which offers fixed-line and wireless telecommunications services, internet and Pay TV to consumers, and end-to-end telecommunications services to business customers. AMOV offered to purchase up to the number of shares that would result in AMOV and América Móvil holding 393,283,000 shares (representing a total of up to approximately 27.7% of all outstanding shares of KPN). The offer expired on June 27, 2012, and more than a sufficient number of shares needed for us to reach the maximum ownership amount of 27.7% of the outstanding shares was tendered. Upon closing of the tender offer, the total aggregate cost of the Company’s investment in KPN is approximately €3,047 million (Ps.52,200,000).

During April 2013, KPN launched a rights offering to raise up to €3,000 billion of equity. Pursuant to the Company’s agreement with KPN, the Company subscribed for new shares in the rights offering in proportion to the Company’s previous ownership of KPN shares. Upon settlement of the offering on May 17, 2013, the Company paid € 895.8 million (Ps.14,200,000) and owned a total of 1,267,677,000 shares of KPN, continuing to represent 29.7% of the outstanding shares of KPN.

In August and November 2013, the Company received dividends for an amount of Ps.88,461 and Ps.123,932, respectively. The dividends received in 2014 amounted to Ps. 359,413

In November 2013, the Company sold shares of KPN representing 2.38% of KPN’s outstanding shares for an amount of Ps 4.3 billion. At December 31, 2012 and 2013, the Company held 29.77% and 27.39% of the outstanding shares of KPN.

Since April 2013, the Company has had two representatives on KPN’s Supervisory Board of a total of at least five and no more than nine members representatives. On August 9, 2013, the Company announced its intention to make a tender offer in cash for all of KPN’s ordinary shares that it did not already own (the “Intended KPN Offer”) at a price of € 2.40 per share. On August 29, 2013, the KPN Preference Shares B Foundation (Stichting Preferente Aandelen B KPN or the “KPN Foundation”), an independent legal entity with the statutory goal of protecting KPN’s interests (which includes the interests of stakeholders, such as customers, shareholders and employees), exercised a call option in respect of securities of KPN. As a result, the KPN Foundation then held preferred shares of KPN representing 50% of the voting shares less one share, making América Móvil’s goal of acquiring more than 50% of the voting rights for KPN unachievable. On October 16, 2013, the Company announced that it would not launch the Intended KPN Offer. On January 10, 2014 at KPN’s Extraordinary General Meeting of Shareholders the requested approvals to cancel all outstanding preference shares B effective on March 21, 2014 were granted.

América Móvil’s interest in KPN is accounted for using the equity method in the consolidated financial statements because, although the voting rights of the Company were reduced to 14.9% at December 31, 2013, its economic interests remained at 29.70% and the Company kept its two seats on the Supervisory Board, which is greater than 20% of Board representation, and which is the ultimately responsible for all decision-making. After the cancellation of the preference shares held by the KPN Preference Shares B Foundation, the voting rights of AMX became equal to its economic interest which, as of December 31, 2014, is 21.4%.

Summarized financial information of the associate, based on its IFRS financial information (adjusted for the Company’s basis in such investee) is set out below:

	At December 31,
	2013		2014
Current assets	Ps.	93,826,748	Ps.	60,272,768
Non current assets		400,042,101		308,341,906
Current liabilities		115,787,347		86,287,101
Non current liabilities		312,336,501		222,483,131

Equity		65,745,001		59,844,442
Non-controlling interests		(952,465)		(1,014,933)

Total equity	Ps.	64,792,536	Ps.	58,829,509

	2012 (1)		2013		2014
Revenues	Ps.	106,086,293	Ps.	143,714,146	Ps.	142,670,935
Operative expenses and other costs		104,714,118		144,547,525		156,404,795

Net income (loss)		1,372,175		(833,379)		(13,733,860)
Other comprehensive income (loss) items		(1,207,623)		2,798,965		1,394,408

Net comprehensive income for the year	Ps.	164,552	Ps.	1,965,586	Ps.	(12,339,452)

Net income (loss) attributable to equity holders of the parent		1,338,630		(952,123)		(13,980,970)
Non-controlling interest		33,545		118,744		247,110

	Ps.	1,372,175	Ps.	(833,379)	Ps.	(13,733,860)

Net comprehensive income (loss) attributable to equity holders of the parent		131,007		1,846,843		(12,586,562)
Non-controlling interest		33,545		118,744		247,110

	Ps.	164,552	Ps.	1,965,587	Ps.	(12,339,452)

(1)	AMX acquired its equity interest in KPN during the second quarter of 2012, and the equity method results for 2012 were not material to its financial statements. This summarized financial information represents amounts for the entire year ended December 31, 2012.

Below is a reconciliation of the equity attributable to the KPN’s shareholders in the table above with the equity method investment as of December 31, 2013 and 2014:

	2013		2014
Equity attributable to the KPN’s shareholders	Ps	.64,792,535	Ps	.58,844,442
AMX share at December 31,		27.39%		21.40%

		17,746,675		12,592,711
Goodwill		51,485,622		33,823,198

Total investment in KPN	Ps	.69,232,297	Ps	.46,415,909

As discussed in Note 2 k), the Company’s policy is to evaluate at each reporting date, whether there is any objective evidence that an investment in associate is impaired. If there is a potential impairment, the Company calculates the amount of impairment loss as the difference between the recoverable amount of the associate and its carrying value, and recognizes the impairment loss in its share of profit or loss of the associate in the consolidated statement of comprehensive income.

As of December 31, 2013 and 2014, the Company owned 1,169,797,301 and 912,989,841 shares of KPN, with a carrying value of Ps. 69,232,297 and Ps.46,415,909, respectively. KPN’s shares are traded on the Amsterdam Stock Exchange, and the closing price for such shares was €2.34 and € 2.63 per share at December 31, 2013 and 2014, respectively, equating to a Level 1 fair value of the Company’s investment in KPN of Ps.49,255,640 and Ps.42,884,773 at December 31, 2013 and 2014 exchange rates. As of December 31, 2013 and 2014, the carrying value of the investment in KPN was Ps.19,976,657 and Ps.3,531,136, respectively, in excess of its Level 1 fair value. The Level 1 fair value of KPN increased to Ps.53,761,151 as of April 28, 2015, which exceeds its carrying value at that date.

Under IAS 39, either a significant or a prolonged decline of the Level 1 fair value of an equity security below its carrying value is objective evidence of impairment. Impairment is then recognized as the difference between the carrying value of the equity investment and the greater of its Level 1 fair value and the underlying equity investment’s value in use.

For 2013, the Company performed a value-in-use computation for its equity method investment in KPN as of December 31, 2013. The value-in-use computation was based in-part on KPN’s actual financial results for 2013 and financial projections for the years 2014 to 2016. Beyond the three-year period of the KPN projections, free-cash flow was projected by the Company at 0.5% real growth rate to perpetuity (2.5% nominal, including projected inflation). The Company applied a discount rate of 7.2% (nominal) to the projected free cash flows of KPN, which was the estimated weighted average cost of capital. Based on the computation performed, a value in use of the Company’s then 27.40% ownership interest exceeded its carrying value and thus no impairment charge was required in the Company’s 2013 and 2014 consolidated financial statements.

iii)	Telekom Austria

On June 15, 2012, the Company agreed to acquire approximately 21% of the outstanding shares of Telekom Austria from Marathon Zwei Beteiligungs GmbH, a wholly-owned subsidiary of RPR Privatstiftung, a private trust established by Mr. Ronny Pecik. Under the agreement, the Company acquired 5% of the outstanding shares of Telekom Austria, and the right to acquire additional shares. On September 25, 2012, the Company exercised this right and acquired approximately 16% of the outstanding shares of Telekom Austria, after receiving the required regulatory approvals. As of September 30, 2012, the Company held 22.76% of the outstanding shares of Telekom Austria. The total aggregate costs of the Company’s investment in Telekom Austria is approximately €954 million (Ps.15,977,000). Telekom Austria provides telecommunications services in Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

The Company owned 104,875,874 shares of Telekom Austria, with a carrying value of Ps.17,649,976 as of December 31, 2013. Telekom Austria shares are traded on the Vienna Stock Exchange; however, the Company purchased its investment in Telekom Austria’s through a private transaction enabling the Company to obtain the size of the holdings it desired. The Level 1 fair value of the Company’s investment in Telekom Austria was Ps.10.4 billion as of December 31, 2013, which was Ps.7.3 billion less than its carrying value.

The Company performed a value-in-use computation for its equity method investment in Telekom Austria as of December 31, 2013. The value-in-use computation was based in-part on Telekom Austria’s actual financial results for 2013 and financial projections for the years 2014 to 2016. Beyond the three-year period of the Telekom Austria projections, free-cash flow was projected by the Company at 1.0% real growth rate to perpetuity. The Company applied a discount rate of 6.9% (nominal) to the projected free cash flows of Telekom Austria, which is the estimated weighted average cost of capital. Based on the computation performed, a value in use of the Company’s 22.33% ownership interest of Ps.20.0 billion was estimated as of December 31, 2013, respectively, thus no impairment charge was required in the Company’s 2013 consolidated financial statements.

During the period January to June 30, 2014, the Company acquired additional shares of TKA for an amount of $4,750,919 to raise its ownership to 27.2%. As explained below, during 2014 the Company obtained control and began consolidating Telekom Austria and accordingly de-recognized its equity method investment as of that date.

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

v) Simple Mobile, Inc.

On June 19, 2012, Tracfone Wireless Inc (subsidiary) acquired 100% of the operations of Simple Mobile Inc. for approximately US$118,000 (Ps.1,651,700). Simple Mobile, Inc. is a mobile virtual network operator (“MVNOs”) in the United States, with more than 2.5 million customer activations.

vi)	In September 2012, the Company acquired an equity interest in other Mexican entities for an amount of Ps.379,564 .

Acquisitions 2013

i) Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”)

On April 30, 2013 América Móvil entered into an agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”), to acquire 100% shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”) for an amount of Ps.1,668,000 (US$131,300). CMI holds the media and advertising business within the commercial segment at CIE. The goodwill is Ps.1,200,061.

ii) Shazam Entertainment Limited (“Shazam”)

On July 8, 2013, América Móvil acquired 10.8% of shares representing the capital stock of Shazam Entertainment Limited (“Shazam”), and entered into a strategic agreement for a business development in the Americas. The amount paid was Ps.527,536.

Acquisitions 2014

i) Telekom Austria

On July 10, 2014, the Company through share acquisition and a Shareholders´ Agreement obtained control of the telecommunications company Telekom Austria, acquiring an additional 22.79% of the outstanding shares to reach share ownership of 50.81%. The main goal for the Company was the further development of Telekom Austria. This acquisition was valuated at its fair value at the purchase date. The total purchase price was Ps. 28,637,635. Acquisition costs were expensed by the Company as incurred and recorded as a part of “Other expenses” in the consolidated statement of comprehensive income for an immaterial amount. Telekom Austria was included in operating results from July 1, 2014.

As a result the Company derecognized the investment in the associate Telekom Austria upon consolidation. As part of the recognition of its previous equity investment in Telekom Austria, the Company recognized a loss of Ps.3,172,218 recognized in the “Valuation of derivatives, interest cost from” caption on the consolidated statement of comprehensive income.

The Company’s purchase price was based upon a valuation and the Company’s estimates and assumptions.

The Company’s fair values of the net identifiable assets and liabilities as at the date of the transaction are as follows:

Cash and cash equivalents	Ps.	2,180,899
Trade receivables		12,023,422
Other current assets		4,745,510
Property and equipment		68,453,157
Licenses and rights of use		27,504,303
Trademarks		8,930,690
Customer relationships		14,184,227
Investments in shares		180,900
Deferred tax asset		2,146,300

Total assets acquired		140,349,408

Liabilities and account payable short-term		34,041,011
Liabilities and account payable long-term		18,560,409
Deferred tax liability		8,518,783
Long term debt		62,307,922

Total liabilities assumed		123,428,125

Total identified net assets at fair value	Ps.	16,921,283
Non-controlling interest measured at fair value (49.19% of net assets)		(39,239,141)
Goodwill arising on acquisition		50,955,493

Fair value of the investment in Telekom Austria at the acquisition date	Ps.	28,637,635

Consideration transferred:
Fair value of the prior equity method investment	Ps.	15,381,507
Cash paid		13,256,128

Total consideration transferred	Ps.	28,637,635

Analysis of cash flows for acquisition:

	Cash-flow for acquisition
Cash paid	Ps.	(13,256,128)
Cash acquired with the subsidiary		2,180,899

Net cash flow on acquisition	Ps.	(11,075,229)

Goodwill at the date of the consolidation:

	Goodwill
Controlling interest	Ps	.25,890,485
Non-controlling interest		25,065,008

Total	Ps	.50,955,493

The fair value of the trade receivables which approximates its book value amounted to Ps.12,023,422. However, none of the trade receivables have been impaired and it is expected that the full contractual amounts can be collected.

The goodwill comprises the value of expected synergies arising from the acquisition. Goodwill is allocated entirely to the European segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

During the period from July 1, 2014 through December 31, 2014, the Company acquired an additional 38.4 million shares of Telekom Austria, which equates to an additional shareholding of approximately 8.68%. The Company paid Ps. 4,796,332 for these shares, and now owns 59.70% of Telekom Austria as of December 31, 2014. This additional acquisition of shares was accounted as equity transactions as the Company has control over this subsidiary.

ii)	Unaudited pro forma financial data

The following pro forma consolidated financial data for the years ended December 31, 2014, is based on the financial statements of the Company adjusted to give effect to (i) the acquisition of Telekom Austria and (ii) certain accounting adjustments of the assets and liabilities of the acquired company.

The pro forma results of operations assume that the acquisition was completed at the beginning of the acquisition year and are based on the information available and some assumptions that the management believes are reasonable. The pro forma financial data not intended to indicate what the operations of the Company had been if the operations were occur at that date, or predict the results of the operations of the Company.

	2014
Operating revenues	Ps.	883,831,810
Profit before income taxes		85,047,796
Net income		45,713,130

The pro-forma financial data does not reflect the other 2014 acquisitions discussed below as they were not material to the Company’s financial position or results of operations.

iii)	Acquisition of Page Plus

On January 16, 2014, Tracfone Wireless Inc. (subsidiary of the Company) acquired Start Wireless Group for the brand known as Page Plus. This business was acquired in order to expand the Company’s distribution channels, add an incremental revenue stream, and assist in the growth of subscribers. The purchase price of the acquisition was Ps. 1,583,773 (US$120,000). The cash used in the acquisition was approximately Ps. 835,353 (US$63,900). The results of operations of Page Plus are included in the results of operations from January 16, 2014. The goodwill recorded as part of this acquisition is Ps.277,911.

iv)	V-Sys

On April 9, 2014, Telmex acquired 100% of the shares of V-sys, company that offers value added services of unified companies and information technologies for an amount of Ps. 174,182. The goodwill recognized amounted to $83,559.

c)	Consolidated subsidiaries with non-controlling interests

Financial information of subsidiaries that have material non-controlling interest are Telmex Internacional (“Telint”), Telefonos de México (“Telmex”) and Telekom Austria. A Condensed consolidated statements of financial position and comprehensive income as of and for the years ended December 31, 2013 and 2014 for such subsidiaries are as follows:

Telmex Internacional, S.A. de C.V. and subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31
	2013		2014
Assets
Current assets	Ps.	36,069,032	Ps.	36,619,498
Non-current assets		192,026,144		204,068,059

Total assets	Ps.	228,095,176	Ps.	240,687,557

Liabilities and equity
Current liabilities	Ps.	64,350,774	Ps.	51,183,403
Long-term liabilities		52,009,944		43,270,779

Total liabilities		116,360,718		94,454,182
Equity attributable to equity holders of the parent		83,055,435		84,549,914
Non-controlling interest		28,679,023		61,683,461

Total equity		111,734,458		146,233,375

Total liabilities and equity	Ps.	228,095,176	Ps.	240,687,557

Condensed Consolidated Statements of Comprehensive Income

	December 31
	2012		2013		2014
Operating revenues	Ps.	137,890,557	Ps.	134,468,355	Ps.	142,470,334
Operating costs and expenses		125,850,174		124,931,875		135,143,945

Operating income		12,040,383		9,536,480		7,326,389

Net income (loss)		2,645,378		1,228,339		(4,290,666)

Comprehensive income (loss)	Ps.	(10,643,451)	Ps.	(12,130,741)	Ps.	5,278,560

Net income attributable to:
Equity holders of the parent	Ps.	2,551,586	Ps.	320,704	Ps.	(4,568,898)
Non-controlling interest		93,792		907,635		278,232

	Ps.	2,645,378	Ps.	1,228,339	Ps.	(4,290,666)

Comprehensive income (loss) attributable to:
Equity holders of the parent	Ps.	(8,762,527)	Ps.	(8,926,543)	Ps.	(5,046,613)
Non-controlling interest	Ps.	(1,880,924)	Ps.	(3,204,198)		10,325,173

	Ps.	(10,643,451)	Ps.	(12,130,741)	Ps.	5,278,560

Teléfonos de México, S.A.B. de C.V. and subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31
	2013		2014
Assets
Current assets	Ps.	40,008,522	Ps.	32,120,923
Non-current assets		76,269,460		81,608,709

Total assets	Ps.	116,277,982	Ps.	113,729,632

Liabilities and equity
Current liabilities	Ps.	31,275,189	Ps.	33,556,079
Long-term liabilities		78,747,388		70,116,141

Total liabilities		110,022,577		103,672,220
Equity holders of the parent		5,883,014		9,690,878
Non-controlling interest		372,391		366,534

Total equity		6,255,405		10,057,412

Total liabilities and equity	Ps.	116,277,982	Ps.	113,729,632

Condensed Consolidated Statements of Comprehensive Income

	December 31
	2012		2013		2014
Operating revenues	Ps.	106,243,636	Ps.	105,593,250	Ps.	106,952,546
Operating costs and expenses		88,277,034		88,807,950		89,304,079

Operating income		17,966,602		16,785,300		17,648,467

Net income		10,752,125		7,692,975		6,276,506

Comprehensive income	Ps.	13,923,611	Ps.	917,884	Ps.	3,365,518

Net income attributable to:
Equity holders of the parent	Ps.	10,760,827	Ps.	7,719,097	Ps.	6,281,627
Non-controlling interest		(8,702)		(26,122)		(5,121)

	Ps.	10,752,125	Ps.	7,692,975	Ps.	6,276,506

Comprehensive (loss) income attributable to:
Equity holders of the parent	Ps.	13,933,138	Ps.	941,046	Ps.	3,371,375
Non-controlling interest		(9,527)		(23,162)		(5,857)

	Ps.	13,923,611	Ps.	917,884	Ps.	3,365,518

Telekom Austria

Condensed Consolidated Statements of Financial Position

	December 31,
	2014
Assets
Current assets	Ps.	35,584,231
Non-current assets		112,526,514

Total assets	Ps.	148,110,745

Liabilities and equity
Current liabilities	Ps.	27,377,325
Long-term liabilities		81,209,684

Total liabilities		108,587,009
Equity holders of the parent		39,502,458
Non-controlling interest		21,278

Total equity		39,523,736

Total liabilities and equity	Ps.	148,110,745

Condensed Consolidated Statements of Comprehensive Income (loss)

	For the six months ended December 31, 2014
Operating revenues	Ps.	37,392,067
Operating costs and expenses		33,526,607

Operating income		3,865,460

Net income		2,358,676

Comprehensive loss	Ps.	1,747,203

Net income attributable to:
Equity holders of the parent	Ps.	2,360,848
Non-controlling interest		(2,172)

	Ps.	2,358,676

Comprehensive (loss) income attributable to:
Equity holders of the parent	Ps.	1,745,018
Non-controlling interest		2,185

	Ps.	1,747,203

13.	Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating throughout the world. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012		2013		2014
In Mexico:
Current year income tax	Ps.	27,123,124	Ps.	20,396,868	Ps.	26,891,333
Deferred income tax		781,410		(5,936,699)		304,232
Effect of changes in tax rate		155,599		138,849		—
Foreign:
Current year income tax		21,047,770		17,955,532		18,212,915
Deferred income tax		(3,124,451)		(2,161,819)		(5,700,931)

	Ps.	45,983,452	Ps.	30,392,731	Ps.	39,707,549

Deferred tax related to items recognized in OCI during the year:

	2012		2013		2014
Remeasurement of defined benefit plans	Ps.	(76,078)	Ps.	73,620	Ps.	(1,650,959)
Effect of financial instruments acquired for hedging purposes		(49,790)		(43,499)		23,267
Other				555,879		278,776

Deferred tax charged to OCI	Ps.	(125,868)	Ps.	586,000	Ps.	(1,348,916)

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2012	2013	2014
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	4.0%	5.7%	6.0%
Operations of foreign subsidiaries	(0.3%)	(0.7%)	(0.9%)
Tax loss on sale of financial asset restructuring	—	(8.3%)	—
Other	(3.9%)	(4.6%)	0.7%

Effective tax rate on Mexican operations	29.8%	22.1%	35.8%
Change in estimated realization of deferred tax assets in Brazil	(0.3%)	0.9%	0.2%
Use of tax credits in Brazil	(1.1%)	(0.3%)	(0.1%)
Equity interest in net loss of associated companies	—	—	2.1%
Loss on derecognition of equity method investment	—	—	1.1%
Loss on partial sale of investment in associated company	—	—	1.9%
Foreign subsidiaries – other items, net	5.0%	6.1%	4.5%

Effective tax rate	33.4%	28.8%	45.5%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statement of financial position				Consolidated statement of comprehensive income
	2013		2014		2012		2013		2014
Provisions	Ps.	20,968,918	Ps.	19,600,222	Ps.	(1,179,604)	Ps.	1,015,977	Ps.	(2,556,720)
Deferred revenues		6,007,054		7,153,093		180,571		1,356,538		1,146,039
Tax losses carry forward		14,712,712		16,242,979		(1,982,931)		(3,840,565)		1,378,615
Property, plant and equipment		(21,646,503)		(19,190,057)		(728,966)		(1,545,322)		2,805,277
Inventories		4,048,858		3,279,763		(2,313,373)		1,310,739		(769,095)
Licenses and rights of use		(1,625,783)		(5,062,334)		518,663		914,062		136,034
Deferred effects of tax consolidation in Mexican subsidiaries		(4,164,356)		(3,594,246)		35,822		3,004,672		570,110
Employee benefits		17,606,276		19,720,588		(1,472,849)		2,596,157		3,263,517
Other		13,318,101		10,880,733		4,755,225		3,147,411		(577,077)

Net deferred tax assets/(liabilities)	Ps.	49,225,277	Ps.	49,030,741

Deferred tax expense/(benefit) in net profit for the year					Ps.	(2,187,442)	Ps.	7,959,669	Ps.	5,396,700

Reconciliation of deferred tax assets and liabilities, net:

	2012		2013		2014
Opening balance as of January 1,	Ps.	40,061,740	Ps.	35,982,186	Ps.	49,225,277
Deferred tax benefit (expense) and effect of changes in tax rate recognized in profit or loss		(2,187,442)		7,959,690		5,396,700
Benefit for tax credits in Brazil						1,138,742
Deferred tax benefit (expense) recognized in OCI		(125,868)		586,000		(1,348,915)
Deferred taxes acquired in business combinations		(1,766,244)		4,697,421		(5,381,063)

Closing balance as of December 31,	Ps.	35,982,186	Ps.	49,225,277	Ps.	49,030,741

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	44,372,129	Ps.	50,853,686	Ps.	66,500,539
Deferred income tax liabilities		(8,389,943)		(1,628,409)		(17,469,798)

	Ps.	35,982,186	Ps.	49,225,277	Ps.	49,030,741

The deferred tax assets are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate taxable income in subsequent periods.

The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico.

At December 31, 2013 and 2014, the balance of the contributed capital account (“CUCA”) is Ps.417,052,837 and Ps.442,103,804, respectively. As of December 31, 2013, the balance of the consolidated CUFIN was Ps. 415,327,853. Due to the changes in the Mexican income tax law, beginning January 1, 2014, the CUFIN is computed on an America Móvil stand-alone basis. The balance of the America Movil stand-alone basis amounted to Ps.101,896,803 and Ps.100,511,666 as of December 31, 2013 and 2014, respectively.

ii)	Mexican income tax matters

América Móvil, S.A.B. de C.V. was the controlling company in the tax consolidation in accordance with previously existing corporate and tax law through December 31, 2013. Through 2013, the Company determined its income tax for each year on a consolidated basis with its Mexican subsidiaries, which in simple terms consisted of including the taxable income or tax loss of each Mexican subsidiary in AMX’s tax results, in proportion to a given percentage of América Móvil’s equity interest in each subsidiary.

As a result of the 2014 Tax Reform, on December 11, 2013, new income tax law was passed and the Business Flat Tax was repealed.

Prior Tax Consolidation

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

Therefore, in 2010, the Company calculated the income tax it had deferred through 2004. From 2011 through 2013, it calculated its income tax corresponding to 2005 through 2007. Similarly, these taxes must be remitted in 5 annual installments.

Tax consolidation benefits resulted from:

i)	Tax losses applied in the tax consolidation that would not have otherwise been carried forward individually by the entity that generated them; and

ii)	Other items (apart from tax losses) that give rise to tax consolidation benefits, including losses on sales of shares not deducted individually by the entity that generated them; special consolidation items related to transactions carried out between consolidating entities; and dividends declared by consolidated subsidiaries as of 1999 that were not paid from the balance of their CUFIN or the Net reinvested taxed profits account (“CUFINRE”).

The individual CUFIN and CUFINRE balances of the group’s entities can result in taxable profits in conformity with the Mexican Income Tax Law (“MITL”). These amounts are referred to as “CUFIN differences.” As a result of these changes, in 2014 América Móvil released provisions related to prior year tax losses used in tax consolidation and payment of differences on CUFINRE for an amount of Ps. 2,601,000, which represents a benefit in the effective tax rate calculation above.

The deconsolidation effects with respect to tax losses that were carried forward under the consolidation regime amounted to Ps.3,279,356, which is being paid by the Company in the amounts and terms set forth in the law.

Optional Regime

The new Income Tax Law establishes the optional regime for corporate groups to defer the remittance of the deferred income tax of the group’s subsidiaries, under the terms and conditions established in Articles 59 to 71 of the MITL. In addition to the above, the Company meets the requirements for adopting this regime in conformity with Article 60 of the MITL and accordingly, the Company filed its notice of incorporation into the optional regime under the terms and conditions published by the tax authority on February 17, 2014. Also, in conformity with rule 1.3.22.8 of the Miscellaneous Tax Rules, the Company has declared its intention to take the option contained in such rule, which allows companies with unused tax losses at December 31, 2013 to carry forward these losses under the new regime.

Corporate tax rate

The income tax rate applicable in Mexico from 2012 through 2014 was 30%.

ii)	Significant foreign income tax matters

a)	Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2012, 2013 and 2014 are as follows:

	2012		2013		2014
Combined income before taxes	Ps.	42,628,730	Ps.	29,270,337	Ps.	13,256,266
Combined tax provision differences not deductible-not cumulative in the
Foreign Subsidiaries		17,923,319		15,793,713		12,511,984

iii)	Tax losses

a) At December 31, 2014, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2014		Tax loss carryforward benefit
Brazil	Ps.	49,384,971	Ps.	14,815,490
Mexico		3,807,039		1,142,112
Peru		445,750		133,725
Austria		505,507		151,652

Total	Ps.	54,143,267	Ps.	16,242,979

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

b i) The Company has accumulated Ps.49,384,971 in net operating loss carry-forwards (“NOL’s”) in Brazil as of December 31, 2014. In Brazil there is no expiration of the NOL’s. However, the NOL amount in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable, as well as for other temporary items. The benefit in income taxes expense for the years ended December 31, 2012, 2013 and 2014, attributable to the change in estimate over the recoverability of the tax loss carry forwards, was Ps.1,200,520, Ps.2,321,679 and Ps.10,505,928, respectively, and is shown as a credit in deferred income tax.

Through December 31, 2013, separate legal entities in Brazil did not file tax returns on a consolidated basis. On December 31, 2014 several of the Company’s subsidiaries in Brazil were merged increasing the probability that the recorded NOL’s will be ultimately recovered. The Company believes that it is more likely than not that it will recognize the benefit of its NOL’s in future periods, primarily through continuing merged operations, tax planning strategies, and other sources of taxable income.

ii) In Chile, tax loss carryforwards have no expiration date and the corporate tax rate in is 17%. Consequently, at the time tax losses are realized, taxpayers obtain a benefit of only 17% of the amount of the loss generated.

iii) In Mexico the tax loss carryforwards expire in ten years on a stand-alone basis.

iv) In Austria, the loss carryforwards have no expiration, but its annual usage is limited to 75% of the taxable income of the year.

14.	Debt

a) The Company’s short-term and long-term debt consists of the following:

At December 31, 2013
Currency	Loan	Interest rate	Maturity from 2014 to	Total
U.S. dollars
	ECA credits (fixed rate) (ii)	2.52%	2017	Ps.	973,269
	ECA credits (floating rate) (ii)	L+0.35%, L+0.50% and L+0.75%	2018		3,602,208
	Fixed-rate Senior notes (i)	2.375% - 8.57%	2042		197,427,022
	Floating rate Senior notes (i)	L+1.0%	2016		9,807,375
	Financial Leases (Note 20a)	3.75%	2015		217,525
	Lines of credit (iv)	7.25% - 7.75%	2023		2,183,776

	Subtotal U.S. dollars				214,211,175

Mexican pesos
	Fixed-rate Senior notes (i)	6.45% - 9.00%	2037		61,732,805
	Floating rate Senior notes (i)	TIIE + 0.40% - 1.50%	2016		15,600,000

	Subtotal Mexican pesos				77,332,805

Euros

	Fixed-rate Senior notes (i)	3.0% - 6.375%	2073		106,927,652

	Subtotal Euros				106,927,652

At December 31, 2013
Currency	Loan	Interest rate	Maturity from 2014 to	Total
Sterling pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		59,539,593

	Subtotal Sterling pounds				59,539,593

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,377,226

	Subtotal Swiss francs				15,377,226

Reais
	Lines of credit	3.0% and 4.50%	2018		2,842,941

	Subtotal Brazilian reais				2,842,941

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		3,053,941

	Subtotal Colombian pesos				3,053,941

Other currencies
	Fixed-rate Senior notes (i)	1.23% - 3.96%	2039		10,493,312
	Financial Leases (Note 20a)	5.05% - 8.97%	2027		473,117
	Lines of credit (iv)	19.00%	2014		68,082

	Subtotal other currencies				11,034,511

	Total debt				490,319,844

	Less: Short-term debt and current portion of long -term debt				25,841,478

	Long-term debt			Ps.	464,478,366

At December 31, 2014
Currency	Loan	Interest rate	Maturity from 2014 to	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 7.5%	2042	Ps.	210,126,663
	Floating rates Senior notes (i)	L+1.0%	2016		11,038,500
	Financial Leases (Note 20)	3.75%	2015		106,862
	Lines of credit (iii)	4.00% - 7.70% y L + 2.10%	2024		14,600,011

	Subtotal U.S. dollars				235,872,036

Mexican pesos
	Fixed-rate Senior notes	6.00% - 9.00%	2037		78,200,265
	Floating rate Senior notes	TIIE + 0.40% - 1.25%	2016		6,600,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2015		311,048

	Subtotal Mexican pesos				85,111,313

Euros *
	Fixed-rate Senior notes (ii)	1.00% - 6.375%	2073		177,127,119
	Lines of credit (iii)	3.10% - 5.41%	2019		11,903,748

	Subtotal Euros				189,030,867

Sterling Pounds
	Fixed-rate Senior notes (ii)	4.375% - 6.375%	2073		63,047,129

	Subtotal Sterling pounds				63,047,129

Swiss francs
	Fixed-rate Senior notes (ii)	1.125% - 2.25%	2018		15,542,492

	Subtotal Swiss francs				15,542,492

Reais
	Lines of credit (iii)	3.0% - 6.00%	2019		4,435,774

	Subtotal Brazilian reais				4,435,774

At December 31, 2014
Currency	Loan	Interest rate	Maturity from 2014 to	Total
Colombian pesos
	Fixed-rate Senior notes (ii)	7.59%	2016		2,768,322

	Subtotal Colombian pesos				2,768,322

Other currencies
	Fixed-rate Senior notes (ii)	1.23% - 3.96%	2039		7,582,720
	Financial Leases (Note 20a)	5.05% - 8.97%	2027		364,334
	Subtotal other currencies				7,947,054

	Total debt				603,754,987

	Less: Short-term debt and current portion of long -term debt				57,805,517

	Long-term debt			Ps.	545,949,470

*	The primary reason for increase in Euro debt between 2013 and 2014 is related to the acquisition of Telekom Austria.

L = LIBOR o London Interbank Offer Rate

TIIE = Mexican weighted Interbank Interest Rate

ECA = Export Credit Agreement

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2013 and December 31, 2014 was approximately 4.8% and 4.7% respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt maturities as of December 31, 2013 and December 31, 2014, is as follows:

	2013		2014
Domestic Senior Notes (Certificados Bursátiles)	Ps.	9,000,000	Ps.	4,600,000
International Senior Notes		13,576,670		35,315,148
Lines of credit		617,295		14,814,203
Financial Leases				106,862

Subtotal short-term debt	Ps.	23,193,965	Ps.	54,836,213

Weighted average interest rate		5.0%		4.0%

An analysis of the Company’s long-term debt is as follows:

Year	Amount
2016	Ps.	72,938,922
2017		43,938,404
2018		25,946,615
2019		45,367,133
2020 and thereafter		357,758,396

Total	Ps.	545,949,470

(i) Senior Notes

The outstanding Senior Notes at December 31, 2013 and December 31, 2014 are as follows:

	(Thousands of Mexican Pesos)
Currency	2013		2014
U.S. dollars	Ps.	207,234,397	Ps.	221,165,164
Mexican pesos		77,332,805		84,800,265
Euros		106,927,652		177,127,119
Sterling pounds		59,539,593		63,047,129
Swiss francs		15,377,226		15,542,492
Japanese yens		3,104,287		2,224,042
Chinese yuans		2,159,870		2,371,767
Colombian pesos		3,053,941		2,768,321
Chilean pesos		5,229,155		2,986,911

During the second quarter of 2014, América Móvil issued notes for €600,000 (Ps. 10,706,000) due 2018 with a coupon of 1%. Likewise, the Company issued two new notes under the program of peso-denominated notes for Ps.10,000,000 due 2019 with a coupon of 6% and for Ps.7,500,000 due 2024 with a coupon of 7.125%. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission (“CNBV”).

(ii) Domestic Senior Notes (Certificados Bursátiles)

At December 31, 2013 and December 31, 2014, debt under stock certificates aggregates to Ps.37,461,105 and Ps.27,428,565, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate (a Mexican weighted interbank interest rate).

(iii) Lines of Credit

At December 31, 2013 and December 31, 2014, debt under Lines of Credit aggregates to Ps. 5,094,799 and Ps.30,077,192, respectively.

Likewise, the Company has two revolving syndicated facilities – one for US$ 2,500,000 and one for the Euro equivalent of US$ 2,000,000 currently outstanding The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to US $2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an outstanding revolving syndicated facility for Euros 1,000,000 at a variable rate based on LIBOR and EURIBOR.

Restrictions (TELMEX):

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

Covenants

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

At December 31, 2013 and December 31, 2014, the Company complied with all the conditions established in its debt agreements.

At December 31, 2013 and 2014, approximately 48% and 49%, respectively, of America Movil’s total outstanding consolidated debt is guaranteed by Telcel.

b) For the years ended December 31, 2012, 2013 and 2014, the interest income was Ps. 3,859,086, Ps. 2,925,834 and Ps. 7,052,271, respectively.

c) For the years ended December 31, 2012, 2013 and 2014, the interest expense was Ps.(22,267,771), Ps.(23,950,653) and
Ps.(31,522,523), respectively.

d) For the years ended December 31, 2012, 2013 and 2014, Valuation of derivatives and other financial items was as follows:

	2012		2013		2014
Gain (loss) in valuation of derivatives	Ps.	(6,075,490)	Ps.	2,841,952	Ps.	7,397,142
Capitalized interest expense (Note 10 e)		3,152,811		3,002,576		3,258,928
Commissions on debt		(1,931,790)		(1,839,467)		(1,612,395)
Interest cost of labor obligations (Note 17)		(3,930,342)		(3,971,100)		(4,785,121)
Interest expense on taxes		(1,386,410)		(4,228,155)		(2,115,730)
Loss on partial sale of shares in associated company		(795,028)		(896,956)		(5,554,612)
Loss on derecognition of equity method investment (Note 12)		—		—		(3,172,218)
Other financial cost		(2,298,770)		(3,200,385)		(3,606,255)

	Ps.	(13,265,019)	Ps.	(8,291,535)	Ps.	(10,190,261)

15. Accounts Payable, Accrued Liabilities and Asset Retirement Obligations

a) An analysis of the caption accounts payable and accrued liabilities is as follows:

	At December 31,
	2013		2014
Suppliers	Ps.	98,763,285	Ps.	118,723,997
Sundry creditors		42,396,889		57,932,101
Interest payable		7,203,911		9,418,164
Guarantee deposits from clients		2,666,481		1,974,323
Dividends payable		3,106,746		3,454,777

Total	Ps.	154,137,312	Ps.	191,503,362

b) The balance of accrued liabilities at December 31, 2013 and 2014 are as follows:

	At December 31,
	2013		2014
Direct employee benefits payable	Ps.	11,203,772	Ps.	20,735,930
Contingencies		25,755,150		33,232,749

	Ps.	36,958,922	Ps.	53,968,679

The movements in contingencies at December 31, 2013 and 2014 are as follows:

	Balance at						Applications				Balance at
	December 31, 2012		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2013
Contingencies	Ps.	24,201,239	Ps.	(2,902,833)	Ps.	12,419,163	Ps.	(7,907,863)	Ps.	(54,556)	Ps. 25,755,150

	Balance at								Applications				Balance at
	December 31, 2013		Business combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2014
Contingencies	Ps.	25,755,150	Ps.	1,666,269	Ps.	(240,406)	Ps.	11,211,251	Ps.	(4,740,828)	Ps.	(418,687)	Ps.	33,232,749

Contingencies include tax, labor, regulatory and other legal type contingencies.

c) The composition of the other non-current liabilities at December 31, 2013 and 2014 is as follows:

	Balance at								Applications				Balance at
	December 31, 2012		Business Combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2013
Asset retirement obligation	Ps.	7,177,215	Ps.	—	Ps.	(401,382)	Ps.	866,480	Ps.	(103,984)	Ps.	(21,869)	Ps.	7,516,460

	Balance at								Applications				Balance at
	December 31, 2013		Business Combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2014
Asset retirement obligation	Ps.	7,516,460	Ps.	3,381,898	Ps.	(5,349)	Ps.	2,779,076	Ps.	(89,895)	Ps.	(130,783)	Ps.	13,451,407

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites, and may include labor costs.

16. Deferred Revenues

An analysis of deferred revenues at December 31, 2012, 2013 and 2014 is as follows:

	At December 31,
	2012		2013		2014
At January 1,	Ps.	29,424,475	Ps.	25,057,134	Ps.	28,121,634
Revenue deferred during the year		192,873,749		151,159,144		219,043,115
Recognized as revenues		(192,437,676)		(147,434,552)		(218,622,000)
Business combinations		(3,099,829)		—		3,116,395
Effect of translation		(1,703,585)		(660,092)		1,135,848

At December 31,	Ps.	25,057,134	Ps.	28,121,634	Ps.	32,794,992

Presented in the consolidated statements of financial position as follows:
Current liabilities			Ps.	27,016,340	Ps.	31,464,235
Non-current liabilities				1,105,294		1,330,757

			Ps.	28,121,634	Ps.	32,794,992

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the consolidated statements of comprehensive income when they are earned, including points programs.

17. Employee Benefits

a) An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2013		2014
Liability:
Mexico	Ps.	49,270,144	Ps.	49,935,630
Puerto Rico		13,448,765		16,024,080
Brazil		3,796,998		4,781,286
Europe		—		15,738,304
Ecuador		91,967		125,265

Total	Ps.	66,607,874	Ps.	86,604,565

Net period cost (benefit):

	For the years ended December 31,
	2012		2013		2014
Mexico	Ps.	8,656,797	Ps	.7,602,818	Ps.	8,755,823
Puerto Rico		1,097,942		(713,271)		(1,631,225)
Brazil		384,331		384,642		436,753
Europe		—		—		267,604
Ecuador		2,602		18,650		26,759

Total	Ps.	10,141,672	Ps	.7,292,839	Ps.	7,855,714

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

b) Puerto Rico

Pension plan

There is a pension investment fund committee whose responsibility is to verify that the funds are invested in the appropriate instruments as approved by the committee. No employee has either the authority to invest non change the use of funds without approval of the committee.

The following tables show the net benefit cost and liabilities for labor obligations related to the funds and costs associated with these pension and post-retirement plans at December 31, 2012, 2013 and 2014:

	At December 31,
	2012				2013				2014
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation: Projected benefit obligation at beginning of year	Ps.	24,482,597	Ps.	9,633,990	Ps.	23,861,498	Ps.	8,958,942	Ps.	21,641,938	Ps.	5,661,898
Current service cost		196,551		84,986		190,067		77,513		127,178		40,903
Interest cost on projected benefit obligation		989,029		374,837		917,047		334,038		1,132,499		235,759
Actuarial (gain) loss		1,368,663		516,233		(1,874,057)		(1,657,720)		3,255,940		773,342
Other amendments to plans		(41,778)						(1,755,273)				(2,530,502)
Employee contributions				124,178				153,355				191,434
Benefits paid		(1,418,080)		(457,160)		(1,574,400)		(494,681)		(1,774,630)		(470,202)
Effect of translation		(1,715,484)		(1,318,122)		121,783		45,724		2,716,725		710,741

Projected benefit obligation at end of year	Ps.	23,861,498	Ps.	8,958,942	Ps.	21,641,938	Ps.	5,661,898	Ps.	27,099,650	Ps.	4,613,373

Changes in plan assets:
Established fund at beginning of year	Ps.	13,925,231			Ps.	13,989,605			Ps.	13,855,071
Expected return on plan assets		578,265				547,276				738,616
Actuarial gain (loss) on plan assets in OCI		622,294				(479,371)				(279,335)
Contributions		1,320,525	Ps.	457,160		1,371,174	Ps.	494,681		1,511,541	Ps.	470,202
Benefits paid		(1,408,394)		(457,160)		(1,574,400)		(494,681)		(1,774,630)		(470,202)
Actuarial loss		(72,583)				(70,613)				(101,554)
Effect of translation		(975,733)				71,400				1,739,234

Established fund at end of year		13,989,605				13,855,071				15,688,943

Plan asset shortfall	Ps.	9,871,893	Ps.	8,958,942	Ps.	7,786,867	Ps.	5,661,898	Ps.	11,410,707	Ps.	4,613,373

During 2014, the Company announced to its plan participants that a decrease in the employer portion cost related to the medical insured premiums would take effect, effective September 1, 2014. This change resulted in a decrease in the accumulated post-retirement benefit obligation of approximately Ps. 2,178,264.

The actual return on plan assets for the years ended December 31, 2012, 2013 and 2014 amounted to Ps. 1,200,559, Ps.67,905 and Ps.459,281 corresponding to the expected return and the actuarial variation, respectively.

	December 31,
	2012				2013				2014
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(4,048,934)	Ps.	(1,912,387)	Ps.	(4,511,596)	Ps.	(2,294,620)	Ps.	(3,139,936)	Ps.	(648,612)
Actuarial gain on expected return on plan assets		622,294				(479,371)				(279,335)
Actuarial loss for changes in demographic assumptions						(106,293)		(22,348)		(780,167)		(165,224)
Actuarial gain for changes in financial assumptions						2,065,437		533,867		(2,305,012)		(612,840)
Actuarial (loss) gain for changes in assumptions		(1,368,663)		(516,233)		(85,087)		1,146,201		(170,761)		4,722
Effect of translation		283,707		134,000		(23,026)		(11,712)		(394,158)		(81,420)

Balance at the end of the year	Ps.	(4,511,596)	Ps.	(2,294,620)	Ps.	(3,139,936)	Ps.	(648,612)	Ps.	(7,069,369)	Ps.	(1,503,374)

Below is a quantitative sensitivity analysis of the effect on comprehensive income for the significant assumptions as of December 31, 2014, as follows:

	Pensions and sum of benefits		Post-retirement benefits
Discount rate – 100 basis points	Ps.	(3,378,948)	Ps.	(684,903)
Discount rate + 100 basis points	Ps.	2,785,333	Ps.	550,670

*	Discount rate as of December 31, 2014 was %

	Post- retirement benefits
Applicable rates to health services – 100 basis points	Ps.	229,440
Initial assumption		4.70%
Final assumption		3.50%
Applicable rates to health services + 100 basis points	Ps.	(289,754)
Initial assumption		6.70%
Final assumption		5.50%

Net period cost

An analysis of the net period cost for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012				2013				2014
	Pensions and sum of benefits		Post- retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Current service cost	Ps.	196,551	Ps.	84,986	Ps.	190,067	Ps.	77,513	Ps.	127,178	Ps.	40,903
Interest cost on projected benefit obligation		989,029		374,837		917,047		334,038		1,132,499		235,759
Expected return on plan assets		(578,265)				(547,276)				(738,616)
Past service costs and other		30,804				70,613		(1,755,273)		101,554		(2,530,502)

	Ps.	638,119	Ps.	459,823	Ps.	630,451	Ps.	(1,343,722)	Ps.	622,615	Ps.	(2,253,840)

Actuarial assumptions

The assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2012	2013	2014
Financial:
Discount rate and long-term rate return	4.50%	3.95%	4.80%
Rate of future salary increases	4.00%	4.00%	4.00%
Biometric:
Mortality: 2014 Table PPA for cases Plan B “Salaried”, “Hourly” and “Lump Sum” was used.

The assumptions used in determining the net period cost for 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Percentage of increase in health care costs for the coming year	6.50%	5.90%	5.80%
Cost percentage due to death	4.50%	4.50%	4.50%
Year to which this level will be maintained	2021	2027	2027

The assumptions used to determine the net period cost of post-retirement obligations are as follows:

	2012	2013	2014
Percentage of increase in health care costs for the following year	5.90%	5.80%	5.70%
Cost percentage due to death	4.50%	4.50%	4.50%
Year to which this level will be maintained	2027	2027	2027

Plan assets

The percentages invested in plan assets are as follows:

	At December 31,
	2013	2014
Equity instruments	30.00%	35.00%
Debt instruments	68.00%	64.00%
Cash and cash equivalents	2.00%	1.00%

	100.00%	100.00%

c) Claro Brasil

Claro Brasil has a defined benefit pension plan (“DBP”) and a defined contribution plan (“DCP”) that covers certain employees, as well as a medical assistance plan (“MAP”) granted to participants in the DBP. The liabilities recognized at December 31, 2013 and 2014 under such plans are as follows:

	At December 31,
	2013		2014
DBP and MAP	Ps.	3,583,228	Ps.	4,565,475
DCP		213,770		215,811

Total liabilities, net	Ps.	3,796,998	Ps.	4,781,286

Pension plan

An analysis of obligations under the DBP and MAP at December 31, 2013 and 2014, as well as the changes in such plans during the years ended December 31, 2012, 2013 and 2014, is as follows:

	At December 31,
	2012		2013		2014
Projected benefit obligation at beginning of year	Ps.	14,998,684	Ps.	16,830,965	Ps.	11,940,833
Current service cost		(70)		(89)		(56)
Interest cost on projected benefit obligation		1,367,191		1,307,437		1,311,426
Actuarial (loss) gain		3,795,632		(3,053,755)		1,606,357
Employee contributions		267		173		188
Payments from trust fund		(1,135,167)		(1,069,860)		(1,078,427)
Effect of translation		(2,195,572)		(2,074,038)		(87,800)

Projected benefit obligation at end of year	Ps.	16,830,965	Ps.	11,940,833	Ps.	13,692,521

	At December 31,
	2012		2013		2014
Changes in plan assets:
Established fund at beginning of year	Ps.	16,827,353	Ps.	15,384,266	Ps.	14,772,250
Expected return on plan assets		1,549,809		1,181,149		1,647,371
Actuarial gain (loss) on plan assets in other comprehensive income		413,465		970,432		(50,656)
Employee contributions		192,067		202,027		202,201
Payments from trust fund		(1,135,167)		(1,069,860)		(1,078,427)
Effect of translation		(2,463,261)		(1,895,764)		(108,619)

Fair value of fund at end of year	Ps.	15,384,266	Ps.	14,772,250	Ps.	15,384,120

Plan asset surplus (short-fall)	Ps.	1,446,699	Ps.	(2,831,417)		(1,691,599)
Effect of asset celling		3,246,770		6,414,645		6,257,074

Net liabilities	Ps.	4,693,469	Ps.	3,583,228	Ps.	4,565,475

The actual return on plan assets for the years ended December 31, 2012, 2013 and 2014 amounted to Ps. 1,963,274, Ps.2,151,581 and Ps.1,596,715, corresponding to the expected return and the actuarial variation, respectively.

	2012		2013		2014
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(5,261,578)	Ps.	(5,423,234)	Ps.	(4,042,513)
Changes in the asset ceiling during the period		2,450,298		(3,311,757)		844,575
Actuarial gain on expected return on plan assets		413,465		970,432		(50,656)
Actuarial loss for changes in experience		(580,103)		(131,636)		(732,009)
Actuarial (loss) gain for changes in financial Assumptions		(3,215,529)		3,185,391		(874,348)
Effect of translation		770,213		668,291		29,725

Balance at the end of the year	Ps.	(5,423,234)	Ps	. (4,042,513)	Ps.	(4,825,226)

Below is a quantitative sensitivity analysis of the significant assumptions as of December 31, 2014, and its impact in the PBD and PAM:

PBD and PAM obligation at present value:

Discount rate + 100 basis points	Ps.	12,601,985
Discount rate - 100 basis points	Ps.	14,962,471
Inflation rate for health services +100 basis points	Ps.	5,100,397
Inflation rate for health services -100 basis points	Ps.	4,150,360

Net period cost (benefit)

An analysis of the net period cost (benefit) for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012		2013		2014
Current service cost	Ps.	(70)	Ps.	(89)	Ps.	(56)
Interest cost on projected benefit obligation		1,367,191		1,307,437		1,311,426
Expected return on plan assets		(1,549,809)		(1,181,149)		(1,647,371)
Asset ceiling interest		568,732		256,210		734,171

	Ps.	386,044	Ps.	382,409	Ps.	398,170

Actuarial assumptions

The average rates used in determining the net period cost for 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Financial:
Rate of future salary increases	5.00%	4.75%	5.40%
Discount rate and long-term assets return rate	9.00%	11.53%	12.09%

Biometric
Mortality:	2000 Basic AT Table for gender.
Disability for assets:	UP 84 modified table for gender
Disability retirement:	58 CSO table
Rotation:	Probability of leaving the Company other than death, disability and retirement is zero retirement is zero

Plan assets

As of December 31, 2013 and 2014, the percentages invested in plan assets are as follows:

	At December 31,
	2013	2014
Debt instruments	80.64%	83.16%
Equity instruments	12.71%	10.54%
Other investments	6.65%	6.30%

	100.00%	100.00%

DCP

Claro Brasil makes contributions to the DCP through Claro Brasil Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (between 3% and 8% of their salaries). Claro Brasil contributes the same percentage as the employee, capped at 8% of the participant’s balance. All employees are eligible to participate in this plan.

The unfunded liability represents Claro Brasil’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2014, the balance of the DCP liability was Ps.215,811 (Ps.213,770, at December 31, 2013).

As of December 31, 2012, 2013 and 2014, the cost of labor were Ps.(1,713), Ps.2,233 and Ps. 38,583, respectively.

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

Telmex has established an irrevocable trust fund and makes annual contributions to that fund, which are considered deductible for purposes of income tax and employee profit sharing. The most important information related to labor obligations is as follows:

	At December 31,
	2012		2013		2014
Projected defined benefit obligation:
Projected defined benefit obligation at beginning of year	Ps.	234,225,230	Ps.	239,189,216	Ps.	250,944,184
Current service cost		5,050,926		4,538,825		4,376,926
Interest cost on projected benefit obligation		20,497,290		20,978,048		22,273,034
Actuarial (gain) loss		(6,252,256)		2,967,200		808,732
Payments to employees		(11,419,974)		(11,034,105)		(12,540,172)
Payments from trust fund		(2,912,000)		(5,695,000)		(5,200,000)

Defined benefit obligation at end of year	Ps.	239,189,216	Ps.	250,944,184	Ps.	260,662,704

	At December 31,
	2012		2013		2014
Changes in plan assets:
Established fund at beginning of year	Ps.	184,546,619	Ps.	196,734,883	Ps.	201,765,850
Expected return on plan assets		16,978,289		18,099,609		18,467,870
Actuarial loss on expected return on plan assets in other comprehensive income		(1,878,025)		(7,373,642)		(3,746,454)
Payments from trust fund		(2,912,000)		(5,695,000)		(5,200,000)

Established fund at end of year	Ps.	196,734,883	Ps.	201,765,850	Ps.	211,287,266

Liability	Ps.	42,454,333	Ps.	49,178,334	Ps.	49,375,438

The actual return on plan assets for the years ended December 31, 2012, 2013 and 2014, amounted to Ps. 15,100,264, Ps.10,725,967 and Ps.14,721,416, corresponding to the expected return and the actuarial variation, respectively.

	2012		2013		2014
Changes in other comprehensive income:
Balance at the beginning of the year	Ps.	(69,596,308)	Ps.	(65,222,077)	Ps.	(75,562,919)
Actuarial gain on expected return on plan assets		(1,878,025)		(7,373,642)		(3,746,454)
Actuarial effect of changes in assumptions		6,252,256		(2,967,200)		(808,732)

Balance at the end of the year	Ps.	(65,222,077)	Ps.	(75,562,919)	Ps.	(80,118,105)

In 2013, the net actuarial loss of Ps.10,340,842 is mainly comprised of an actuarial loss of Ps.7,373,642 due to the low performance of the plan assets, to the reduction in the value of the shares of the companies where the funds are managed, and in the value of the fixed yield instruments due to variances in the reference rates, and an actuarial loss of Ps.2,967,200 due to the fact that the number of retired employees differed from the estimated number at the beginning of the year, and due to the fact that the salary increases and the pensions of retired personnel were higher than those estimated at the beginning of the year.

In 2014, the net actuarial loss of Ps.4,555,186 is mainly comprised of an actuarial loss of Ps.3,746,454 due to the low performance of the plan assets, to the reduction in the value of the shares of the companies where the funds are managed, and in the value of the fixed yield instruments due to variances in the reference rates, and an actuarial loss of Ps.808,732 due to the fact that the number of retired employees differed from the estimated number at the beginning of the year, and due to the fact that the salary increases and the pensions of retired personnel were higher than those estimated at the beginning of the year.

Net period cost	For the years ended
	2012		2013		2014
Current service cost	Ps.	5,050,926	Ps.	4,538,825	Ps.	4,376,926
Interest cost on projected benefit Obligation		20,497,290		20,978,048		22,273,034
Expected return on plan assets		(16,978,289)		(18,099,609)		(18,467,870)

Net period cost	Ps.	8,569,927	Ps.	7,417,264	Ps.	8,182,090

The nominal discount rate of labor obligations used in the actuarial studies was 9.2% for all years presented. Salary increases were also estimated at 4.5% during each year. Mortality was estimated at 1.94% for both men and woman.

Below is a quantitative sensitivity analysis of the main assumptions as of December 31, 2014, and its impact in the net defined benefit obligations:

Discount rate - 100 basis points	Ps.286,691,852
Discount rate + 100 basis points	Ps.235,747,974

Plan assets

The percentages invested in plan assets at December 31, 2013 and 2014 are as follows:

	2013	2014
Debt instruments	46.90%	44.20%
Equity instruments	53.10%	55.80%

	100.00%	100.00%

As of December 31, 2014, the fair value of Telmex’s debt securities held by the plan assets was Ps.153,210 (Ps.611,672 at December 31, 2013). Also, the plan assets of Telmex include 29.6% and 30.7% of securities of the Company and other related parties at December 31, 2014 and 2013, respectively. The purchases and sales of these securities made by the plan were at market value.

In the case of Telcel and other Mexican subsidiaries, the net period cost of other benefits for the years ended December 31, 2012, 2013 and 2014 was Ps.86,870, Ps.185,554 and Ps. 573,733, respectively. The balance of employee benefits of December 31, 2013 and 2014 was Ps.91,810 and Ps. 560,192, respectively.

e) Europe

The liabilities recognized at December 31, 2014 are as follows:

At December 31, 2014
Long-term direct employee benefits	Ps.12,160,824
Service awards	1,280,115
Severance	2,164,997
Pensions	121,293
Other	11,075

Total liabilities	Ps.15,738,304

Long-term direct employee benefits

	Balance at							Applications				Balance at
	December 31, 2013	Business Combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2014

Long-term direct employee benefits	Ps.	Ps.	11,802,035	Ps.	68,354	Ps.	1,994,823	Ps.	(773,050)	Ps.	(931,338)	Ps.	12,160,824

In 2008, a comprehensive restructuring program was initiated in Austria. The provision for restructuring includes future compensation for employees, who will no longer provide services for Telekom Austria but who cannot be laid off due to their status as civil servants. These employee contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring program also includes social plans for employees whose employments will be terminated in a socially responsible way.

Furthermore, restructuring includes agreements from previous years concluded with the Austrian government relating to the voluntary transfer of civil servants with tenure, whose positions are eliminated due to technological progress, to employment with the government. Civil servants of the segment of Austria can voluntarily transfer to administrative employment with the government. After a period of six to twelve months of public service and subjects to a positive performance evaluation, the civil servants have the option to apply for a permanent transfer, in which case the right to return to Telekom Austria is forfeited. Telekom Austria bears the salary expense for these civil servants up to June 30, 2016. The civil servants are compensated for any shortfall in salary or pension payments.

Actuarial assumptions

The actuarial assumptions used to measure the obligations for service awards, severance payments and pensions are as follows:

Discount rate
Rate of compensation increase-civil servants	2.0%
Rate of compensation increase-civil servants	5.5%
Rate of compensation increase-civil servants	3.1%
Rate of increase of pensions	4.5%
Employee turnover rate*	1.6%
Depending on years of service	0.0%-2.01%

Life expectancy in Austria is based on “AVÖ 2008-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Service awards

Civil servants and certain employees (together “employees”) are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring based on a specific legal regulation are eligible to receive four monthly salaries. The compensation is accrued as earned over the period of service, taking into account the employee turnover rate.

The following table provides the components and a reconciliation of the changes in the provisions for service awards:

	At December 31,
	2014 (1)
Balance at December 31, 2013	Ps.	1,258,018
Current service cost		41,452
Interest cost on projected benefit obligation		42,360
Actuarial gain/loss based on experience adjustment		11,307
Actuarial gain/loss from changes in demographic Assumptions		(89)
Actuarial gain/loss from changes in financial Assumptions		132,529

Net periodic cost	Ps.	227,559
Benefits paid		(105,767)
Foreign currency adjustments		(18)
Other		(105,785)

Balance at the end of the year	Ps.	1,379,792
Less short-term portion		(99,677)

Non-current obligation	Ps.	1,280,115

(1)	While the Company consolidated Telekom Austria beginning on July 1, 2014 this roll forward has been prepared for a 12 months period consistent with Telekom Austria’s published results.

Of the defined benefit obligations for service awards, less than 1% relate to other subsidiaries different to Austria as of 31 December 2013.

As of December 31, 2014, the weighted average duration of the obligation for service awards amounted to 7.3 years.

Severance

Employees starting to work for Telekom Austria in Austria on or after January 1, 2003 are covered by a defined contribution plan. Telekom Austria paid Ps.34,142 (1.53% of the salary) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2014.

Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans. Upon termination by Telekom Austria or retirement, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime or bonuses. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly instalments over a period not exceeding ten months. In case of death, the heirs of eligible employees receive 50% of the severance benefits.

The following table provides a detailed reconciliation of the changes in severance benefit obligations:

Balance at December 31, 2013(1)	Ps.	1,676,776
Current service cost		86,607
Interest cost on projected benefit obligation		57,691

Net periodic cost	Ps.	144,298
Actuarial gain/loss based on experience adjustment		2,297
Actuarial gain/loss from changes in demographic Assumptions		(32,175)
Actuarial gain/loss from changes in financial Assumptions		475,202

Recognized in Other comprehensive income	Ps.	445,324
Benefits paid		(74,339)
Foreign currency adjustments		(300)
Other		(74,639)

Balance at December 31, 2014	Ps.	2,191,759
Less short-term portion		(26,762)

Non-current obligation	Ps.	2,164,997

(1)	While the Company consolidated Telekom Austria beginning on July 1, 2014 this roll forward has been prepared for a 12 months period consistent with Telekom Austria’s published results.

Approximately 3% of the defined benefit obligations for severance relate to foreign subsidiaries as of December 31, 2014.

As of December 31, 2014, the weighted average duration of the severance benefit obligations was 16.7.

Pensions

Defined contribution pension plans

In Austria, pension benefits generally are provided by the social security system for employees and by the government for civil servants. Telekom Austria is required to assist in funding the Austrian government’s pension and health care obligations to Telekom Austria current and former civil servants and their surviving dependents. In 2014, the rate of contribution for active civil servants amounted to a maximum of 28.3% depending on the age of the civil servant. 15.75% are borne by Telekom Austria and the remaining portion is contributed by the civil servants. Contributions to the government, net of the share contributed by civil servants, amounted to Ps. 375,831 for the period from July 1 to December 31, 2014.

Additionally, Telekom Austria sponsors a defined contribution plan for employees of some of its Austrian subsidiaries. Telekom Austria contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps.115,442 for the period from July 1 to December 31, 2014.

Defined benefit pension plans

Telekom Austria provides defined benefits for certain former employees in Austria. All such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system.

f) In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2012, 2013 and 2014 was Ps. 2,602, Ps.18,650 and Ps.26,759, respectively. The balance of employee benefits at December 31, 2013 and 2014 was Ps.91,967 and Ps.125,265, respectively.

g) For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies, which are recognized in results of operations as they are incurred.

18. Shareholders’ Equity

Shares

a) At December 31, 2014 and 2013, the Company’s capital stock was represented by 68,150,000,000 (23,384,632,660 Series “AA” shares, 648,994,284 Series A shares and 44,116,373,056 Series “L” shares) and 70,475,000,000 shares (23,424,632,660 Series “AA” shares, 680,805,804 Series A shares and 46,369,561,536 Series L), respectively (these figures reflects (i) the stock split effected in June 2011; (ii) the merger with AMTEL in 2006; (iii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010; and (iv) the exchanges (conversiones) of Series “A” shares for Series “L” shares made by third parties through S.D. Indeval Institución para el Deposito de Valores, S.A. de C.V.).

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

c) At December 31, 2014 and 2013, the Company’s treasury shares available for placement in accordance with the provisions of the Mexican Securities Law, were represented by 27,339,724,196 shares (27,338,625,508 Series “L” shares and 1,098,688 Series A shares), 25,014,724,196 shares (25,007,472,235 Series “L” shares and 7,251,961 Series A shares), respectively (these figures reflects (i) the stock split effected in June 2011; and (ii) the placement of 8,438,193,725 Series “L” treasury shares resulting from the tender offers for Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., which were completed on June 16, 2010).

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

Dividends

f) On April 22, 2013, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of $0.22 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.11 pesos; and (ii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps.40 billion pursuant to Article 56 of the Mexican Securities Market Law.

g) On April 28, 2014, the Company’s shareholders approved, among others resolution, the i) payment of a cash dividend of $0.24 pesos per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of $0.12 pesos; and (ii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps.30 billion pursuant to Article 56 of the Mexican Securities Market Law

Retained earnings and other reserves distributed as dividends and the effects derived from capital reductions, are subject to income tax at the rate at the date of distribution, except for the restated stockholder contributions or distributions made come from the net taxed profit account (Cuenta de Utilidad Fiscal Neta or CUFIN).

The dividends paid in excess of the account are subject to income tax on a grossed-current base rate. Since 2003, this tax may be credited against income tax for the year in which the dividends are paid and the following two years against the income tax and estimated payments. The payment of dividends described above comes from the balance of the Company’s CUFIN.

Legal Reserve

According to the Mexican General Mercantile Corporation Law, companies must appropriate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of capital stock at par value. This reserve may not be distributed to stockholders during the existence of the Company. At December 31, 2013 and 2014, the legal reserve amounted to Ps.358,440.

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

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they eligible for benefits under an income tax treaty to which Mexico is a party.

h) Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2012		2013		2014
Net profit for the period attributable to equity holders of the parent	Ps.	90,988,570	Ps.	74,624,979	Ps.	46,146,370
Weighted average shares (in millions)		76,150		72,866		69,254

Earnings per share attributable to equity holders of the parent	Ps.	1.19	Ps.	1.02	Ps.	0.66

i) Undated Subordinated Fixed Rate Bond

In January 2013, Telekom Austria issued €600 million aggregate principal amount of its subordinated bonds. The interest rate on the bonds is 5.625% for the first five years and resets every five years beginning in 2018. The bonds have no specified maturity date but may be redeemed at the Company’s option at par, in whole but not in part, on any interest reset date beginning in 2018. Under IFRS, the Company is required to classify the bonds as equity, because of their indefinite maturity. Consequently, the Company recognizes the bonds as non-controlling interests in its consolidated financial statements.

19.	Other Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other those with carrying value amounts that are reasonable approximations of fair value, held by América Móvil as at December 31, 2013 and 2014:

	December 31, 2013
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	96,756,472	Ps.	—	Ps.
Related parties		1,346,392		—
Derivative financial instruments				10,469,316

Total	Ps.	98,102,864	Ps.	10,469,316	Ps.	—

Financial Liabilities:
Debt	Ps.	490,319,844	Ps.		Ps.
Accounts payable		154,137,312
Related parties		2,552,337
Derivative financial instruments				5,179,024		187,299

Total	Ps.	647,009,493	Ps.	5,179,024	Ps.	187,299

	December 31, 2014
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	122,028,071	Ps.		Ps.	—
Related parties		1,320,107
Derivative financial instruments				22,536,056

Total	Ps.	123,348,178	Ps.	22,536,056	Ps.	—

Financial Liabilities:
Debt	Ps.	603,754,987	Ps.		Ps.
Accounts payable		191,503,362
Related parties		3,087,292
Derivative financial instruments				8,373,205		154,607

Total	Ps.	798,345,641	Ps.	8,373,205	Ps.	154,607

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

The fair value for the financial assets (other those with carrying value amounts that are reasonable approximations of fair value) and financial liabilities shown in the consolidated statement of financial position at December 31, 2013 and 2014 is as follows:

	Measurement of fair value at December 31, 2013
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives financial instruments	Ps.	—	Ps.	10,469,316	Ps.	Ps.	10,469,316
Pension plan assets		230,393,171					230,393,171

Total	Ps.	230,393,171	Ps.	10,469,316	Ps.	Ps.	240,862,487

Liabilities:
Debt	Ps.	319,838,222	Ps.	200,011,820	Ps.	Ps.	519,850,042
Derivatives financial instruments				5,366,323			5,366,323

Total	Ps.	319,838,222	Ps.	205,378,143	Ps.	Ps.	525,216,365

	Measurement of fair value at December 31, 2014
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives financial instruments	Ps.		Ps.	22,536,056	Ps.	Ps.	22,536,056
Pension plan assets		242,360,329					242,360,329

Total	Ps.	242,360,329	Ps.	22,536,056	Ps.	Ps.	264,896,385

Liabilities:
Debt	Ps.	411,497,065	Ps.	229,028,589	Ps.	Ps.	640,525,654
Derivatives financial instruments				8,527,812			8,527,812

Total	Ps.	411,497,065	Ps.	237,556,401	Ps.	Ps.	649,053,466

Fair value of derivatives financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX.

For the years ended December 31, 2012, 2013 and 2014, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

20. Commitments and Contingencies

a) Leases

At December 31, 2013 and 2014, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

The Company has the following non-cancelable commitments under finance leases:

Year ended December 31,	2013		2014
2014	Ps.	278,957	Ps.	—
2015		246,821		266,026
2016		140,425		148,350
2017		30,552		31,319
2018		30,552		31,319
2019		59,814		31,319
2020 and thereafter		—		29,994

Total		787,121		538,327
Less: amounts representing finance charges		(96,479)		(67,132)

Present value of net minimum lease payments		690,642		471,195
Less current portion		246,598		244,239

Long-term obligations	Ps.	444,044	Ps.	226,956

An analysis of non-cancellable operating leases in the next five years is as follows:

Year ended December 31,
2015		10,173,043
2016		8,709,551
2017		6,453,449
2018		6,100,856
2019		6,268,309
2020 and thereafter		14,254,912

Total	Ps.	51,960,120

Rent expense for the years ended December 31, 2012, 2013 and 2014 was Ps.16,023,781, Ps.14,800,464 and Ps.18,925,361, respectively.

b) Commitments

At December 31, 2014, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their 4G networks for an amount up to approximately US$1,113,540 (approximately Ps.16,771,745). The completion period of these projects depends upon the type of fixed assets under construction. In the case of telephone plants (switching transmission), it takes 6 months on average; for others, it may take more than 2 years.

These commitments will be paid as follows:

Less than 1 year	Ps.	15,161,657
1 to 3 years		1,610,088

Total	Ps.	16,771,745

As of December 31, 2014, the Company has outstanding purchase commitments with telephone manufacturers for cellular phones for resale for approximately Ps.9,478,000 (US$644,000), for delivery through May 2015.

In addition, the Company’s subsidiary Tracfone has entered into long-term contracts with wireless carriers for the purchase of airtime minutes at current market prices. The purchase commitments are with four carriers, and at December 31, 2014, are as follows:

Less than 1 year	Ps.	42,608,610
1 to 3 years		28,332,150

Total	Ps.	70,940,760

c) Contingencies

Mexico

América Móvil

Tax Assessment

In December 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”), notified the Company, of an assessment of Ps.529.7 million related to its tax return for the fiscal year ended December 31, 2005 and reduced the consolidated tax loss from Ps.8,556 million to zero. This matter is related to the fine imposed to its subsidiary, Sercotel, S.A. de C.V. (“Sercotel”), in the amount of Ps.1,400 million which is mentioned below. The Company has challenged this assessment in federal tax courts, and this challenge is still pending. AMX has not established a provision in the accompanying financial statements for loss arising from this contingency.

Preponderant Economic Agent Determination

In March 2014, each of the Company, Radiomovil Dipsa, S.A. de C.V. (“Telcel”), and Teléfonos de México, S.A.B. de C.V. (“Telmex”), filed injunctions (juicios de amparo) against the resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”), through which said institute determined as “preponderant economic agent” (agente económico preponderante) in the telecommunications market in Mexico an alleged economic interest group comprised by the Company, Telmex, Telcel, Grupo Carso, S.A.B. de C.V., and Grupo Financiero Inbursa, S.A.B. de C.V., imposing certain specific asymmetrical regulations. Resolution of such injunctions is pending. Enforceability of the IFT resolution may not be suspended.

Telcel

COFECO—Monopolistic practices investigations

Telcel, is the target of two investigations into alleged monopolistic practices originally commenced by the Federal Antitrust Commission (Comisión Federal de Competencia, or “COFECO”). One concerns alleged actions by Telcel and certain of its distributors in relation to the purchase and sale of cellular phones from and to third parties. COFECO determined that Telcel engaged in anti-competitive behavior, and the agency imposed fines totaling Ps.3.3 million and ordered that Telcel cease the alleged monopolistic practices immediately. Telcel has challenged COFECO’s findings and fines in the courts. COFECO’s findings and fines were upheld by the courts. In February, 2015, Telcel paid Ps.5.5 million, which included the amount of the fine, plus corresponding adjustments.

The second investigation concerns alleged monopolistic practices in the mobile termination (interconnection) market. In April 2011, COFECO imposed a fine of Ps.11,989 million against Telcel for alleged monopolistic practices that according to COFECO also constituted a repeat offense. In May 2011, Telcel filed an administrative motion for reconsideration (recurso de reconsideración) with COFECO and proposed a series of undertakings related to the alleged monopolistic practices. In May 2012, COFECO revoked the fine. As a condition to the revocation of the fine, Telcel agreed to comply with the undertakings that it proposed to COFECO. As a result of a constitutional amendment enacted in 2013, the IFT, is responsible for monitoring Telcel’s compliance with respect to such undertakings. Six mobile operators challenged the revocation of the fine through an appeal for relief (juicio de amparo). Four of such proceedings have now been resolved on terms favorable to Telcel and the remaining two are pending. One of the operators whose appeal for relief (juicio de amparo) is pending, also filed a judicial proceeding claiming alleged damages arising from the revocation of the fine and the performance of the undertakings proposed by Telcel.

The IFT is empowered to oversee compliance by Telcel of the agreed upon undertakings. In the event the IFT considers Telcel has breached any such undertakings, the IFT may impose a fine of up to 8% of Telcel’s annual revenues. Telcel believes it has complied with all of these undertakings and expects the IFT to confirm such compliance.

Mobile termination rates

Mobile termination rates for the years 2005 through 2010 between Telcel and affiliated operators Axtel and Avantel were the subject of a number of legal proceedings. The Supreme Court of Justice (Suprema Corte de Justicia de la Nación) addressed these disputes in a series of rulings during 2012 and early 2013, which generally (i) determined that the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), does not have authority to resolve disputes over mobile termination rates; (ii) confirmed that the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “COFETEL”), has authority to determine mobile termination rates based on its own cost models; (iii) for certain periods (2005-2007), confirmed the rates established by COFETEL; and (iv) for other periods (2008-2010), required COFETEL to reissue resolutions determining mobile termination rates between the parties.

On March 18, 2015, a settlement agreement has been entered into with Axtel and Avantel. Pursuant to such settlement agreement, certain disputes regarding termination rates and related interconnection matters have been finally settled between Axtel, on the one hand, and Telcel, Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), on the other.

As part of the settlement agreement, Axtel and Telcel executed interconnection services agreements. With the execution of these agreements all disputes regarding mobile termination rates and related interconnection proceedings that started in 2005 have been finally settled between the parties. In addition, disputed and outstanding amounts related to mobile termination services for the period from 2005 to 2014 have been paid.

In consideration for the execution of the settlement agreement; the execution of interconnection services agreements with Telcel for the period from 2005 to 2015; the settlement and termination of certain existing disputes and claims with Telcel, Telmex and Telnor; and the assignment to América Móvil of certain litigation rights arising from administrative and judicial proceedings existing between the parties, América Móvil paid Axtel Ps.950 million.

Several mobile operators began proceedings with COFETEL (desacuerdos de interconexión), to establish applicable mobile termination rates and other interconnection conditions for the years 2011 to 2015. COFETEL determined rates for 2011. IFT determined rates for 2012, but has yet to determine mobile termination rates for 2013 in connection with the proceedings (desacuerdos de interconexión) in which Telcel is a party. In proceedings (desacuerdos de interconexión) in which other operators are parties thereof, the IFT has determined an applicable mobile termination of Ps.0.3144 for 2013.

On March 26, 2014, the IFT issued a resolution imposing on Telcel a specified asymmetric interconnection rate it must charge to all operators for traffic to Telcel’s network for the period commencing on April 6 and ending on December 31, 2014. Telcel has filed an appeal for relief (juicio de amparo), against the IFT’s resolution.

As a result of the entering into force of the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión), the preponderant economic agent in the telecommunication sector (comprised, among others, by the Company, Telcel and Telmex), is precluded from charging other operators for traffic terminating in its network, but is required to pay termination rates for the traffic originated on its network. Although Telcel has challenged such gratuitous asymmetric regime in courts, the enforceability of such regime is not subject of being suspended.

Telcel has begun proceedings in order to determine the mobile termination rates it must pay to other operators for the years 2015 and 2016. In accordance with applicable legislation, the parties have 60 days to agree upon such rates. Upon expiration of such term, either party may begin proceedings (desacuerdos de interconexión), with IFT to establish applicable mobile termination rates.

Any potential disparity between the mobile termination rates made available by Telcel to other operators and the rates to be established by the IFT may give rise to contractual claims among Telcel and other operators for reimbursement or payment, as the case may be, of amounts paid or owed between Telcel and such operators.

Likewise, the Company expects that these mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these matters will be resolved. The competitive and financial effects of any resolution could be complex and difficult to predict.

As of December 31, 2014, the Company has established provisions in the accompanying financial statements for the losses AMX considered probable and estimable at such date for approximately Ps.2,500 million.

Short Message Services (SMS)—Rates

On March 26, 2014, the IFT issued a resolution imposing on Telcel a specified SMS termination rate it must charge to all mobile operators for the period commencing on April 6 and ending on December 31, 2014. The rate was reduced from Ps.0.1537 to Ps.0.0391. Telcel has filed an appeal for relief (juicio de amparo), against the IFT’s resolution.

As a result of the entering into force of the Federal Law on Telecommunications and Broadcasting, the preponderant economic agent in the telecommunication sector (comprised, among others, by the Company, Telcel and Telmex), is precluded from charging other operators for SMS terminating in its network, but is required to pay termination rates for the traffic originated on its network. Although Telcel has challenged such gratuitous asymmetric regime in courts, the enforceability of such regime is not subject of being suspended.

Telcel has begun proceedings in order to determine the mobile termination rates it must pay to other operators for SMS. In accordance with applicable legislation, the parties have 60 days to agree upon such rates. Upon expiration of such term, either party may begin proceedings (desacuerdos de interconexión) with IFT to establish applicable mobile termination rates.

Short Message Services (SMS)—Royalties

The SAT, notified Telcel of tax assessments totaling Ps.320 million alleging nonpayment of royalties for revenues generated by short message services during 2004 and 2005. The SAT is alleging that Telcel owes such amounts because short message services constitute concessioned services. Telcel has challenged the assessments on the grounds that short message services are value-added services that are not concessioned services. In other proceedings, COFETEL and more recently its successor, the IFT, have ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services and are therefore concessioned services. Telcel has established a provision in the accompanying financial statements for the loss arising from these contingencies that the Company considers probable.

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

Telmex

COFECO/IFT—Monopolistic practices investigations

Telmex and Telnor, are the target of three investigations into alleged monopolistic practices originally commenced by COFECO. In the first two investigations, it was determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor have filed legal proceedings (including an appeal for relief (juicio de amparo), against these rulings and their cases are pending resolution. In the third investigation, in February 2013 COFECO determined that Telmex and Telnor engaged in monopolistic practices in the wholesale market for dedicated-link leasing (local and domestic long-distance). Telmex and Telnor challenged that resolution and their cases are still pending.

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

Proceedings Concerning Telmex’s Relationship with Dish México

As previously disclosed, in November 2008, Telmex entered into several agreements with Dish México, S. de R.L. de C.V. (“Dish México”), and its affiliates, which operate a DTH Pay TV system in Mexico, pursuant to which Telmex is currently providing billing and collection services, among others. As announced in July 2014, Telmex waived its rights arising from the option agreement related to the purchase of 51% of the shares representing the capital stock of Dish México.

Telmex has been subject to investigations in the past related to these arrangements. Recently, we have received new inquiries from governmental authorities on this subject, including inquiries from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”), in the case of América Móvil, and from both the CNBV and the IFT, in the case of Telmex.

In January 2015, Telmex was notified of a resolution issued by the IFT imposing a fine for an amount of Ps.14.4 million on the grounds that an alleged merger (concentración) between Telmex and Dish was not notified in November 2008. Telmex has filed an appeal for relief (juicio de amparo) against this resolution and the case is still pending. The inquiry received from the CNBV is pending and AMX cannot predict the outcome of such inquiry.

Notwithstanding the above, AMX is confident that our actions in connection with our relationship with this customer have been appropriate in all respects, because the arrangements were limited to providing services, providing financial support (in the form of leasing equipment and committing to locate fallback financing) and agreeing to purchase and sale options that could result in Telmex investing in the customer if specified regulatory conditions were met, including the approval from the relevant competent authorities. The Company does not believe these arrangements have at any time been material to our results, our financial condition or our compliance with our regulatory obligations.

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

Brazil

In August 2014, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) approved the Company’s proposal for a corporate reorganization of certain of its subsidiaries in Brazil, aiming, among other purposes, to simplify their corporate structure and to reduce their operational costs. The reorganization became effective in December 2014, and, as a result, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Embratel Participações S.A. (“Embrapar”) and Net Serviços Comunicação, S.A. (“Net Serviços”) merged into Claro S.A. (“Claro Brasil”). Claro Brasil is the legal successor of Embrapar, Embratel and Net Serviços, but for reference purposes, this note will indicate the entity involved in each matter prior to the merger.

Tax Matters

ICMS

The Brazilian State Revenue Services have issued multiple tax assessments against Claro Brasil and Americel S.A. (“Americel”), alleging that they improperly claimed certain tax credits under the state value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”) regime in each Brazilian state. The Company is contesting these tax assessments in multiple separate proceedings, first at the administrative level and then in the judicial courts, and these proceedings are at various stages. The Company has received rulings in some of these cases, including some that are unfavorable, which the Company has appealed. As of December 31, 2014, the total amount of the tax assessments is approximately Ps.17,820 million (approximately R$3,216 million), including fines and interest. The Company has established a provision of Ps.637 million (approximately R$115 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Embratel, Primesys Soluções Empresariais S.A. (“Primesys”), Embratel TVSAT Telecomunicações S.A. (“TV SAT”) and Telmex Do Brasil Ltda. (“TdB”) received assessments in the amount of Ps.8,184 million (approximately R$1,477 million), from the tax authorities related to nonpayment of ICMS and alleged ICMS tax credits improperly claimed. The Company is contesting these tax assessments in multiple separate proceedings at the administrative level and in the judicial courts. These proceedings are in different stages, and the Company cannot predict the timing of a final outcome. The Company has established a provision of Ps.272 million (approximately R$49 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Star One S.A. (“Star One”), has received tax assessments in the amount of Ps.14,118 million (approximately R$2,548 million), mainly based on the allegation that the provision of satellite capacity is subject to ICMS tax. The Company is contesting these tax assessments in multiple separate proceedings and has obtained two appealable favorable judicial decisions in two proceedings by second degree Brazilian Courts. A resolution is pending for the majority of the proceedings. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency.

In 2011 and 2013, Net Serviços was assessed by the Secretary of the Treasury of the State of São Paulo over a tax benefit derived from reducing its ICMS tax base, alleging that Net Serviços did not include revenues from the rental of equipment (locação de equipamento) in the ICMS base. The amount of this assessment as of December 31, 2014, was Ps. 2,671 million (approximately R$482 million). The tax authority claims that from (i) January 2008 to November 2009; and (ii) January 2010 to December 2011, Net Serviços should have paid the ICMS on Pay TV services revenues at a rate of 25% instead of the rate of 10% actually applied by Net Serviços. In the tax authority’s view, Net Serviços could not benefit from the rate reduction allowed by ICMS Agreement No.57/99 because Net Serviços did not include the rental of equipment in its revenues. Net Serviços based its calculation on the interpretation of the Brazilian Superior Court that the rental of equipment shall not be confused with a subscription TV service, and therefore cannot be taxed by ICMS and, consequently, Net Serviços should not lose such tax benefit. However, there is no specific precedent at the administrative or judicial levels on the issue, and it is not possible to predict the outcome of this matter. The Company has established a provision in the accompanying financial statements.

In 2008 and 2010, Net Brasília Ltda. (“Net Brasília”), a Net Serviços subsidiary, received tax assessment notices from the State Internal Revenue of the Distrito Federal in the amount of Ps.1,141 million (approximately R$155 million and R$51 million), respectively, as of December 2014, relating to the ICMS tax. The tax authority claims that during the period from January 2003 to June 2009 Net Brasília should have paid the ICMS on Pay TV services revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasília. In the tax authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. In connection with this matter in November 2014, the State of Distrito Federal enacted a law to exempt most part of ICMS if the taxpayers agreed to voluntarily pay the charged values. The exemption was so relevant that, even though the probability of loss was classified as possible, it was interesting to enter into this exemption program. The benefit caused a reduction of 96% of the tax assessment. In December 2014, Net Brasília paid Ps.72 million (approximately R$13 million) pursuant to an exemption under 2014 state legislation and closed both cases.

In October 2002, Net Rio Ltda. (“Net Rio”), a Net Serviços subsidiary, received a tax assessment notice from the State Tax Authority of the State of Rio de Janeiro in the amount of Ps.1,468 million (approximately R$265 million) relating to the ICMS tax. The tax authority alleged that, as a result of delays in the payment of its ICMS tax during the period from November and December 2001, Net Rio lost its rate reduction benefit until September 2002. Net Rio has recorded liabilities related to the period from November and December 2001 in the amount of Ps.211 million

(approximately R$38 million). Based on analysis performed by legal counsel after an unfavorable decision from the lower court, Net Rio made an additional provision to the period from January to September 2002 in the amount of Ps.1,468 million (approximately R$265 million), as of December 2014.

IRPJ/ CSLL

In December 2014, the Brazilian Federal Revenue Service has issued tax assessment regarding goodwill amounts amortized by Claro Brasil between 2009 and 2012, charging Corporate Income Tax (Imposto sobre Renda de Pessoa Jurídica, or “IRPJ”), Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) and penalties due to the late payment of the taxes. The total amount of the tax assessment is approximately Ps.8,771 million (approximately R$1,583 million). This contingency is considered possible and the Company has not established a provision in the accompanying financial statements to cover losses arising from it.

Claro Brasil has other ongoing tax litigations in the amount of Ps.272 million (approximately R$49 million), related to IRPJ and CSLL. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

Embratel, Star One and Embrapar have other ongoing tax litigations in the amount of Ps.3,912 million (approximately R$706 million), mainly related to alleged incorrect tax deductions for purposes of IRPJ and CSLL. The Company has established a provision of Ps.1,801 million (approximately R$325 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

In 2009, Net São Paulo Ltda., a Net Serviços subsidiary that merged into Net Serviços in 2013, received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in the calculation of IRPJ and CSLL from 2004 to 2008, amounting to Ps.3,031 million (approximately R$547 million). In October 2010, a first instance decision reduced this amount to Ps.2,056 million (approximately R$371 million). As of December 31, 2014, the total amount in dispute is Ps.2,638 million (approximately R$476 million). The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

In 2012 and 2013, Net Serviços received other tax assessments in the amount of Ps.765 million (approximately R$138 million) issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in the calculation of IRPJ and CSLL from 2007 to 2008. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

In 2014, the Refis da Copa law was enacted to partially exempt the taxes contested in legal proceedings if the taxpayers agreed to voluntarily pay the charged values with cash and tax credits arising from IRPJ and CSLL carry forwards. Pursuant to such law, in 2014 Net Serviços paid an amount of Ps.659 million (approximately R$119 million) closing the assessments received in 2009, 2012 and 2013 and representing an 80.6% reduction of the tax assessments’ updated amount.

Net Serviços has other ongoing tax litigations in the amount of Ps.471 million (approximately R$85 million), related to IRPJ and CSLL. The Company has established a provision of Ps.100 million (approximately R$18 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

PIS/COFINS

In December 2005, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil and Americel in respect of PIS (Programa de Integração Social, or “PIS”) and Brazilian Social Welfare Tax for Service Export Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes (which are levied on gross revenue), for 2000 through 2005. In addition, in March 2006, the Brazilian Federal Revenue Service issued tax assessments against ATL-Telecom Leste, S.A. (“ATL”), related to certain tax deductions taken by ATL in connection with its PIS and COFINS obligations. As discussed below, Claro Brasil is the corporate successor to ATL.

In January 2011, the Brazilian Federal Revenue Service issued tax assessments against Claro Brasil regarding allegedly improper offsetting of certain tax deductions claimed by Claro Brasil in connection with its PIS and COFINS obligations. The total amount of these tax assessments, which Americel and Claro Brasil are contesting in pending challenges, was Ps.8,417 million (approximately R$1,519 million), including fines and interest as of December 31, 2014. The Company has established a provision of Ps.50 million (approximately R$9 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Separately, Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds that they may exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the Company paid tax based on its position in the lawsuit, and established a provision for the disputed amounts. As of December, 31, 2014, the total amount in dispute was approximately Ps.10,822 million (approximately R$1,953 million).

Embrapar, Embratel, Brasil Center Comunicações Ltda. (“Brasil Center”) and TdB have tax contingencies of Ps.122 million (approximately R$22 million), mostly related to the contributions of PIS prior to 1995, which the tax authorities allege were incorrectly offset. The Company is contesting these tax assessments in proceedings that are in different stages. AMX has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Embrapar, Embratel, Brasil Center and TdB have tax contingencies of Ps.1,319 million (approximately R$238 million) as of December 31, 2014, related to the payment of COFINS. The Company is contesting these tax assessments in proceedings that are in different stages. The Company has established a provision of Ps.61 million (approximately R$11 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

FUST and FUNTTEL Funding

Anatel has issued tax assessments against Claro Brasil and Americel totaling Ps.7,165 million (approximately R$1,293 million), relating to alleged underpayment of their funding obligations for the Telecommunications System Universalization Fund (Fundo de Universalização dos Serviços de Telecomunicações, or “FUST”) and the Telecom Technologic Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or “FUNTTEL”) from 2006 to 2010. The assessments claim that interconnection and activation fee revenues should not have been excluded from the basis used to calculate funding obligations. Claro Brasil and Americel have challenged the tax assessments, and the challenges are still pending. The Company has not made a provision in the accompanying financial statements to cover losses arising from this contingency.

Anatel and the Brazilian Ministry of Communications (Ministério das Comunicações, or MINICOM) have issued tax assessments against Embratel, Star One and Primesys totaling Ps.8,400 million (approximately R$1,516 million), relating to alleged underpayment of their funding obligations for FUST, from 2001 to 2012, and FUNTTEL, from 2001 to 2010. The assessments claim that interconnection and other revenues should not have been excluded from the basis used to calculate funding obligations. The companies have challenged the tax assessments, and such challenges are pending. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies. The Company has made a judicial deposit in the amount of Ps.970 million (approximately R$175 million) related to part of the contingencies relating to FUST.

ISS

The Municipal Revenue Services have issued tax assessments against Embratel, Primesys, Brasil Center and TdB totaling Ps.5,098 million (approximately R$920 million) arising from nonpayment of Brazilian Services Tax (Imposto sobre Serviços, or “ISS”) in connection with the provision of certain services. The companies have challenged the tax assessments on the grounds that such services are not subject to ISS tax, and the challenges are pending. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

Net Serviços has contingencies related to ISS (Municipality of Santo André and Campinas) in the amount of Ps.853 million (approximately R$154 million) as of December 31, 2014, unduly charging ISS over telecommunication services (subject to ICMS). Due to an unfavorable judicial decision the probability of loss was reclassified as possible. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

Claro Brasil has others ongoing tax assessments related to ISS in the amount of Ps.199 million (approximately R$36 million) as of December 31, 2014, most related to ISS over certain services considered by Claro Brasil as non- taxable. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies.

EBC Funding

Claro Brasil, Embratel and Americel have filed an injunction challenging a federal law that created the Brazilian Communication Company (Empresa Brasileira de Comunicação, or “EBC”) that is to be partially funded by mobile operators. If Claro Brasil and Americel are unsuccessful in their challenge, the total amount they would be required to contribute to EBC through December 31, 2014 is approximately Ps.2,643 million (approximately R$477 million). The Company has made a judicial deposit in this amount. The Company has established a provision of Ps.2,593 million (approximately R$468 million), in the accompanying financial statements for losses arising from this contingency which the Company considers probable.

TFI—Installation Inspection Fee

Anatel charged Claro Brasil and Americel the amount of Ps.10,157 million (approximately R$1,833 million) as of December 31, 2014, related to the installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renewal of radio base stations and handsets. Claro Brasil and Americel have challenged the amount charged, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. The Company has not established a provision in the accompanying financial statements and does not consider any loss to be probable.

Imposto sobre Operações Financeiras (IOF)

Net Serviços and its controlled companies have centralized cash management and cash transfers made under a current intercompany account. Management determined that such transfers are not subject to financial transaction tax IOF charges. However, the Federal Revenue Service may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, the Company may be subject to IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. In view of certain adverse court decisions as to the applicability of this law, the Company has established a provision of Ps.355 million (approximately R$64 million) as of December 31, 2014.

Tax Credit for Income Tax Withheld Abroad

The Brazilian Federal Revenue Service has issued tax assessments in the amount of Ps.1,923 million (approximately R$347 million), against Claro Brasil alleging that it incorrectly offset tax withheld in other countries against some of its Brazilian tax obligations. During 2011, Claro Brasil terminated its challenge with respect to Ps.1,369 million (approximately R$247 million), in tax assessments and paid those amounts to the Brazilian Federal Revenue Service, to preserve the right to offset the foreign tax withheld related to such tax assessments against its Brazilian tax obligations in future years. The total amount of the tax assessments that Claro Brasil is contesting as of December 31, 2014 is approximately Ps.648 million (approximately R$117 million). The Company has not made a provision in the accompanying financial statements to cover losses arising from this contingency.

Other tax contingencies

As of December 31, 2014, the Company’s Brazilian subsidiaries are engaged in a number of additional administrative and legal proceedings challenging tax assessments, as summarized below:

•	Claro Brasil and Americel have other on-going tax litigations in the total amount of Ps.704 million (approximately R$127 million) as of December 31, 2014, mostly related to the Brazilian Economic Intervention Contribution (Contribuição de Intervenção no Domínio Econômico or “CIDE”), the public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração, or “PPNUM”) and import taxes (Imposto de Importação, or “II”). The Company has established a provision of Ps.78 million (approximately R$14 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

•	Embratel, Star One, TdB, and Primesys have other ongoing tax litigations in the amount of Ps.2,261 million (approximately R$408 million), mainly related to Instituto Nacional do Seguro Social, or “INSS”, Imposto Sobre Produtos Industrializados, or “IPI”, CPMF and the offsetting of IRPJ, COFINS, CSLL and Brazilian Foreign Paid Income Tax (Imposto de Renda Retido na Fonte, or “IRRF”) against allegedly improper IRPJ credits. The Company has established a provision of Ps.55 million (approximately R$10 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

•	Embratel was fined Ps.1,773 million (approximately R$320 million) by the Brazilian Federal Revenue Service for not making certain filings in the correct form from 2002 through 2005. The Company is contesting this fine on various grounds. The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency.

•	Embrapar, Embratel, Star One and TdB have received assessments in the total amount of Ps.1,435 million (approximately R$259 million), mainly related to allegedly nonpayment of the IRRF and CIDE and overpayments related to outbound traffic. The Company is challenging those assessments in administrative and judicial proceedings. The Company has established a provision of Ps.11 million (approximately R$2 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Regulatory Matters

Anatel Inflation-Related Adjustments

Anatel challenged the calculation of inflation-related adjustments due under the agreements it had with Tess, S.A. (“Tess”), and ATL, two of our Brazilian subsidiaries that were merged with and into Claro Brasil, which assumed their rights and obligations.

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

In December 2008, Anatel charged Tess approximately Ps.1,491 million (approximately R$269 million). Tess obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately Ps.1,058 million (approximately R$191 million). ATL also obtained an injunction from the Federal Court of Appeals suspending payment until the pending appeal is resolved. In April 2013, the appeal filed by ATL with respect to the declaratory suit was denied, and Claro Brasil filed a new appeal.

The Company calculated the amount of the shortfall based on a specific method and certain assumptions. If other methods or assumptions are used, the amount of damages may increase. In September 2014, Anatel calculated monetary correction in a total amount of Ps.8,866 million (approximately R$1.6 billion).

The Company has established a provision of Ps.3,302 million (approximately R$596 million), in the accompanying financial statements for losses arising from these contingencies which the Company considers probable.

Consumer Protection Lawsuit (DPDC)

In July 2009, the Brazilian Federal and State Prosecutor Office, along with the Consumer Protection and Defense Agency and other Brazilian consumer protection agencies, initiated a lawsuit against Claro Brasil alleging that it has violated certain regulations governing the provision of telecommunications services. The amount claimed by the plaintiffs is Ps.1,662 million (approximately R$300 million). In September 2013, the relevant court ruled against Claro Brasil, and awarded the plaintiff Ps.166 million (approximately R$30 million). The plaintiffs and Claro Brasil challenged the ruling and those challenges are still pending.

The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency, which the Company does not consider probable.

Implementation of the new national domestic telephone number system

As a result of alleged service disruptions caused during the implementation of a new domestic dialing system in 1999, Embratel was fined by Anatel and DPDC, and several class actions were initiated against it. The aggregate total amount of these contingencies is Ps.887 million (approximately R$160 million). The Company contested these claims and in 2014 the Company obtained a favorable decision. The fine, applied by the Rio de Janeiro’s Consumer Protection Agency, was nullified.

Administrative proceedings (PADOs)

Anatel filed several administrative proceedings (Procedimentos Administrativos de Descumprimento de Obrigação, or “PADOs”), against Claro Brasil in the amount of Ps.610 million (approximately R$110 million), because of alleged noncompliance with quality targets set by Anatel. The Company is contesting the PADOs on various grounds. The Company has established a provision of Ps.388 million (approximately R$70 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Anatel filed several administrative proceedings (PADOs), against Embratel and Embrapar in the amount of Ps.4,305 million (approximately R$777 million), because of alleged noncompliance with quality targets set by Anatel. The Company is contesting the PADOs on various grounds. The Company has established a provision of Ps.89 million (approximately R$16 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Other civil and labor contingencies

Claro Brasil and its subsidiaries are also party to other claims in the amount of Ps.9,846 million (approximately R$1,777 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.382 million (approximately R$69 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Claro Brasil and its subsidiaries are party to labor claims in the amount of Ps.6,716 million (approximately R$1,212 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps.765 million (approximately R$138 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Embratel and its subsidiaries are also party to other claims in the amount of Ps.4,012 million (approximately R$724 million), including claims filed by its telephone service customers and claims relating to environmental matters. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.305 million (approximately R$55 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Embratel and its subsidiaries are party to labor claims in the amount of Ps.4,771 million (approximately R$861 million), filed by its current and former employees, alleging compensation for pension and other social benefits, overtime work, outsourcing and equal pay. The Company has established a provision of Ps.582 million (approximately R$105 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Net Serviços and its subsidiaries are also party to other claims in the amount of Ps.3,712 million (approximately R$670 million), including claims filed by its Pay TV, internet access and telephone service customers. The Company is contesting the cases, which are in various stages. The Company has established a provision of Ps.948 million (approximately R$171 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Net Serviços and its subsidiaries are party to labor claims in the amount of Ps.9,215 million (approximately R$1,663 million), filed by its current and former employees, seeking additional compensation for performing high-risk activities and for overtime work and commissions. The Company has established a provision of Ps.831 million (approximately R$150 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Disputes with third parties

Claro Brasil and Americel are parties to certain disputes with third parties in connection with former sales agents, class actions (ACP’s), real estate issues, and other matters in the aggregate amount of Ps.2,903 million (approximately R$524 million). The Company has established a provision of Ps.122 million (approximately R$22 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Embratel, TdB, Primesys and Brasil Center are parties to a number of cases on a range of matters, including, among other things, disputes with former sales agents and disputes with former employees regarding health care payments. The cases, which are in advanced stages of the litigation process, are for claims in the amount of Ps.2,266 million (approximately R$409 million). The Company has established a provision of Ps.1,042 million (approximately R$188 million), in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

Ecuador

Conecel

Tax Assessments

During 2008, the Ecuadorian Internal Revenue Services (Servicios de Rentas Internas del Ecuador, or “SRI”) notified Conecel of tax assessments in the amount of Ps.2,031 million (approximately US$138 million) (not including interest and penalties), relating to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid a portion of these tax assessments, including fines, and challenged the outstanding amount with the SRI and, subsequently, with a Tax Court in Guayaquil. In March 2012, such Tax Court issued a favorable resolution with respect to Ps.353 million (approximately US$24 million). Following a series of unfavorable judicial decisions, in July 2013 and May 2014, Conecel paid the outstanding portion of the tax assessments, in an aggregate amount of Ps.2,164 (approximately US$147 million), including principal and accrued interest.

In 2011 and 2012, SRI notified Conecel of tax assessments in the amount of 1,751 million (approximately US$119 million), relating to income taxes for the 2007, 2008 and 2009 fiscal years. Conecel began certain judicial proceedings challenging the tax assessments and final resolutions for the challenges to the resolutions relating to the years 2008 and 2009 are still pending. The National Court of Justice, however, issued a final ruling in connection with Conecel’s income tax for the year 2007 and determined that Conecel had to pay Ps.706 million (approximately US$48 million), including principal and accrued interest.

The Company has established a provision of Ps.235 million (approximately US$16 million) in the accompanying financial statements for the loss arising from these contingencies that AMX considers probable.

Fine imposed by the SCPM

In February 2014, following a regulatory claim filed in 2012 by the state-owned operator, Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado or “SCPM”), imposed a fine on Conecel of Ps.2,037 million (US$138 million), for alleged monopolistic practices related to five locations which the state-owned operator argues that Conecel has exclusive rights to deploy its network preventing others from doing so. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued during the same month, the competent court admitted Conecel’s lawsuit and suspended the effects of the contested fine. A final resolution is still pending.

The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency.

Peru

OSIPTEL—Monopolistic practices investigations

Along with another mobile operator, América Móvil Perú, S.A.C. (“Claro Perú”), was the target of an investigation into alleged monopolistic practices conducted by the Peruvian National Regulatory Authority (Organismo Supervisor de la Inversión Privada en Telecomunicaciones, or “OSIPTEL”), related to mobile international long distance rates.

OSIPTEL fined Claro Peru Ps.2 million (approximately US$118,000) for monopolistic practices (price-squeezing in long distance tariffs). Although the fine is well below the maximum amount established by law, Claro Peru appealed the decision before the Administrative Tribunal in OSIPTEL, considering that the fine is unjustified and the decision has serious inconsistencies. If necessary, Claro Perú would also seek to challenge the resolution in Courts.

The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency.

Bulgaria

Mobiltel

Tax Assessment

In June 2014, the Bulgarian tax authorities issued a tax assessment regarding accounting of brand name and customer base amortized by Mobiltel EAD (“Mobiltel”) for the years 2006 and 2007. The total amount of the tax assessment is approximately Ps.338 million (approximately €19 million). Mobiltel initiated administrative proceedings with the highest Bulgarian tax authority challenging the resolution. On December 1, 2014, Mobiltel was notified that the resolution was upheld. Mobiltel challenged the resolution before the competent judicial courts and such challenge is pending. Mobiltel issued a bank guarantee covering up to Ps.410 million (approximately €23 million). In case of an unfavorable decision by the competent judicial courts, Mobiltel might face a further potential additional claim for the years 2008 to 2012 in the amount of up to Ps.1,318 million (approximately €74 million).

21. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.

The CEO, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss and (iii) more than 10% of consolidated assets, are presented separately.

The Company has aggregated operating segments into the following reporting segments for purposes of its consolidated financial statements: Southern cone includes Argentina, Chile, Paraguay and Uruguay; Andean includes Ecuador and Peru.

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key qualitative indicators include but not were limited to: (i) all entities provide telecommunications services, (ii) similarities of customer bases and services, (iii) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (iv) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (v) inflation trends and (vi) currency trends.

	Mexico (1)	Telmex	Brazil	Southern Cone (2)	Colombia	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Europe	Eliminations	Consolidated total
At December 31, 2012:
External revenues	175,430,425	101,487,047	207,503,622	61,582,530	73,216,252	42,326,250	22,940,389	63,143,785	27,439,345			775,069,645
Intersegment revenues	8,215,134	4,537,527	2,282,932	435,281	215,816	169,038	107,089		2,099		(15,964,916)

Total revenues	183,645,559	106,024,574	209,786,554	62,017,811	73,432,068	42,495,288	23,047,478	63,143,785	27,441,444		(15,964,916)	775,069,645
Depreciation and amortization	9,190,768	16,758,034	39,827,700	7,182,614	10,346,090	4,689,847	9,609,151	443,848	5,536,792		(107)	103,584,737
Operating income (loss)	81,961,505	20,861,828	12,686,216	8,071,120	22,709,742	13,176,907	(3,497,129)	1,827,830	2,882,513		469,448	161,149,980
Interest income	773,205	236,106	2,717,879	18,709	13,417	30,777	34,976	131	33,966		(80)	3,859,086
Interest expense	16,115,981	2,467,279	2,592,655	660,930	372,933	72,206	16,942		323		(31,478)	22,267,771
Income tax	22,358,177	5,642,907	1,210,759	3,998,988	6,397,518	3,708,410	1,119,312	845,900	701,481			45,983,452
Equity interest in net income (loss) of associated companies	770,206	116,240	(4,966)	6,541			(45,635)				(81,025)	761,361
Net profit attributable to parent	55,193,008	10,798,865	582,186	2,606,370	15,151,468	9,303,620	(4,895,158)	1,063,311	1,356,784		(171,884)	90,988,570
Assets by segment	827,401,946	142,682,044	312,344,781	102,201,239	107,371,575	68,433,805	50,569,456	20,838,444	66,978,458		(711,137,065)	987,684,683
Plant, property and equipment, net	45,046,012	103,336,105	163,154,248	53,108,253	45,200,786	25,791,457	35,176,900	1,630,494	27,990,017			500,434,272
Goodwill	9,468,188	103,823	29,435,809	2,112,690	15,642,979	5,082,613	4,740,253	1,469,387	31,650,117			99,705,859
Trademarks, net	11,882		736,803	53,193		1,596	134,009		205,832			1,143,315
Licenses and rights, net	4,693,796	161,629	25,512,676	1,331,605	3,220,881	4,300,618	2,650,808		2,180,417			44,052,430
Investment in associated companies	82,966,158	1,523,525	681	205,525	18,816		16,782				(11,615,202)	73,116,285
Liabilities by segments	496,054,819	143,884,994	168,454,045	63,320,536	38,459,314	20,608,834	26,307,510	19,042,295	30,985,410		(274,281,320)	732,836,437
At December 31, 2013:
External revenues	183,016,890	99,445,347	196,705,316	61,246,969	73,963,729	44,943,680	24,106,372	77,166,979	25,505,739			786,101,021
Intersegment revenues	10,160,630	6,423,735	3,181,271	273,581	246,404	169,338	112,813		2,815		(20,570,587)

Total revenues	193,177,520	105,869,082	199,886,587	61,520,550	74,210,133	45,113,018	24,219,185	77,166,979	25,508,554		(20,570,587)	786,101,021
Depreciation and amortization	11,405,254	16,645,362	38,247,324	7,241,569	9,248,385	5,035,188	8,377,356	509,104	4,825,291			101,534,833
Operating income (loss)	78,761,006	20,038,136	11,101,318	6,173,734	21,351,301	11,910,251	(1,129,337)	938,885	4,478,012		634,450	154,257,756
Interest income	8,739,161	166,672	1,655,190	2,948,225	897,567	766,272	154,830	130,229	300,688		(12,833,000)	2,925,834
Interest expense	23,388,422	2,988,604	7,517,536	1,222,657	476,135	232,765	148,356	121	43,194		(12,067,137)	23,950,653
Income tax	9,510,280	6,010,974	(816,879)	3,317,959	6,461,978	4,592,131	(115,610)	39,182	1,392,716			30,392,731
Equity interest in net income (loss) of associated companies	39,085	(11,029)	(4,122)	12,806					(458)			36,282
Net profit attributable to parent	48,128,000	7,872,632	(4,677,533)	964,798	12,630,598	7,826,900	(1,132,279)	1,192,188	1,520,279		299,396	74,624,979
Assets by segment	848,465,485	139,142,892	307,736,000	89,424,062	104,248,636	73,556,522	52,129,267	23,343,580	65,984,117		(678,438,128)	1,025,592,433
Plant, property and equipment, net	60,814,974	96,194,388	163,202,395	49,863,386	44,167,846	24,348,547	34,133,513	1,831,731	26,550,171			501,106,951
Goodwill, net	10,625,643	103,823	22,483,916	1,944,142	14,402,035	5,046,380	4,757,332	1,472,896	31,650,117			92,486,284
Trademarks, net	10,708	371,324	565,583	22,905		143	5		195,638			1,166,306
Licenses and rights, net	4,372,216	131,939	19,138,690	1,342,555	3,518,872	3,750,190	2,607,825		2,191,545			37,053,832
Investment in associated companies	98,594,805	1,575,687	24,566	162,562	25,276		16,651				(11,512,523)	88,887,024
Liabilities by segments	591,193,076	114,351,892	187,788,294	66,706,964	35,838,774	23,281,476	24,398,597	20,546,879	23,411,304		(272,225,900)	815,291,356

At December 31, 2014:
External revenues	185,131,037	100,753,221	201,346,118	56,415,660	75,749,655	47,638,268	26,911,181	91,097,363	25,827,251	37,392,066		848,261,820
Intersegment revenues	10,578,487	6,764,446	3,300,831	116,703	241,953	163,908	111,963		14,521		(21,292,812)

Total revenues	195,709,524	107,517,667	204,646,949	56,532,363	75,991,608	47,802,176	27,023,144	91,097,363	25,841,772	37,392,066	(21,292,812)	848,261,820
Depreciation and amortization	17,656,638	15,508,063	41,054,736	6,844,209	9,636,630	5,409,431	8,497,557	564,952	4,923,004	4,916,757	(18,426)	114,993,551
Operating income (loss)	73,461,741	22,284,356	12,669,105	6,592,505	17,668,690	12,131,925	(212,229)	1,519,741	4,923,349	5,228,573	286,494	156,554,250
Interest income	9,202,336	306,061	4,580,129	2,914,330	678,055	1,118,629	182,037	162,890	459,998	134,899	(12,687,093)	7,052,271
Interest expense	25,586,733	1,930,074	12,083,113	834,485	759,198	413,769	154,958		54,609	1,446,442	(11,740,858)	31,522,523
Income tax	21,294,488	5,361,854	(860,825)	3,173,025	5,149,614	4,290,993	1,244,570	699,237	1,442,656	(2,088,063)		39,707,549
Equity interest in net income (loss) of associated companies	(2,641,390)	45,346	(57,246)	(4,099)						(3,415,620)		(6,073,009)
Net profit attributable to parent	23,175,798	9,359,177	(4,765,722)	(2,099,324)	9,297,693	6,994,299	(1,306,575)	1,245,720	3,505,502	2,319,109	(1,579,307)	46,146,370
Assets by segment	943,075,916	138,855,469	365,026,179	100,358,878	98,009,919	82,779,795	57,727,606	33,018,415	72,259,136	187,958,436	(800,713,080)	1,278,356,669
Plant, property and equipment, net	63,357,233	94,616,938	180,062,462	51,809,436	44,986,383	26,529,773	34,803,570	3,604,645	26,481,689	69,344,189		595,596,318
Goodwill	9,547,284	187,382	21,864,430	2,570,885	13,063,780	4,386,035	4,936,560	1,741,418	31,650,117	50,955,500		140,903,391
Trademarks, net	1,427,927	385,251	480,884	9,567	1,002	29			212,465	8,928,464		11,445,589
Licenses and rights, net	4,297,637	102,248	34,241,704	5,063,150	3,922,260	3,645,244	2,387,686		3,047,521	26,856,395		83,563,845
Customer relationships								1,088,540		13,731,676		14,820,216
Investment in associated companies	50,987,952	1,876,389	592	129,431	29,314		18,737			812,895	(4,592,729)	49,262,581
Liabilities by segments	662,701,177	107,172,821	235,793,721	81,439,115	45,796,322	26,833,960	27,219,970	29,029,234	31,476,106	122,601,259	(326,346,064)	1,043,717,621

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua and Panama.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic and Puerto Rico
(7)	Europe includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia.

22. Components of other comprehensive income

The movements on the components of the other comprehensive income (loss) for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012		2013		2014
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	(253,428)	Ps.	(741,321)	Ps.	(329,112)
Translation effect of foreign subsidiaries and associates		(32,899,915)		(26,485,343)		(5,786,883)
Remeasurement of defined benefit plan, net of deferred taxes		2,377,006		(2,289,811)		(6,625,463)
Non-controlling interest of the items above		(444,290)		(550,586)		(635,804)

Other comprehensive income (loss)	Ps.	(31,220,627)	Ps.	(30,067,061)	Ps.	(13,377,262)

23. Subsequent Events

a) On January 9, 2015, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) imposed a fine of Ps.14,400 on Telmex for failing to disclose to the IFT, in November of 2008, what the IFT has called a merger (concentración) between Telmex and Dish México Holdings, S. de R.L. de C.V., and its related companies. AMX will exercise any and all legal remedies to challenge the IFT’s resolution.

b) On January 2015, the Company (through its subsidiary “Tracfone”) and the Federal Trade Commission (“FTC”) finalized the terms of a stipulated order, related to the Company’s prior practice of marketing data. The order included payment of US$40,000 to the FTC to be deposited into a fund administered by the FTC or its designee to be used for consumer redress as a fixed payment amount, and for any expenses for the administration of the fund.

As of December 31, 2014, the Company had recorded a provision for settlement of the FTC and class action law suits. The total amount of US$45,100 was included in accounts payable in the consolidated statements of financial position as of December 31, 2014, and as Other expenses in the consolidated statement of comprehensive income for the year ended December 31, 2014.

c) On March, 2015, the Company reported that its Board of Directors decided to submit to the Annual Ordinary General Shareholders’ Meeting to be held on or before April 30,2015 to (i) pay a cash dividend from the profit tax account (cuenta de utilidad fiscal or “CUFIN”), of Ps.0.26 , payable in two installments, to each of the shares of its capital stock series “AA”, “A” and “L” (which includes the preferred dividend correspondent to the series “L” shares), subject to adjustments arising from other corporate events (including repurchase or placement of its own shares), that may vary the number of shares outstanding as of the date of said dividend payment;(ii) pay a cash dividend from the profit tax account CUFIN, of Ps.0.30 , payable in one installment during September 2015, to each of the shares of its capital stock series “AA”, “A” and “L”, subject to adjustments arising from other corporate events (including repurchase or placement of its own shares), that may vary the number of shares outstanding as of the date of said dividend payment; and (iii) allocate the amount of Ps.35,000,000, to repurchase shares from April 2015 to April 2016.

d) On March 2015, the Company entered that a settlement agreement has been entered into with Axtel, S.A.B. de C.V. and Avantel, S. de R.L. de C.V. (collectively, “Axtel”). Pursuant to such settlement agreement, certain disputes regarding termination rates and related interconnection matters have been finally settled between Axtel, on the one hand, and Telcel, Telmex and Teléfonos del Noroeste (“Telnor”), on the other.

As part of the settlement agreement, Axtel and Telcel executed interconnection services agreements. With the execution of these agreements all disputes regarding mobile termination rates and related interconnection proceedings that started in 2005 have been finally settled between the parties. In addition, disputed and outstanding amounts related to mobile termination services for the period from 2005 to 2014 have been paid.

In consideration for the execution of the settlement agreement; the execution of interconnection services agreements with Telcel for the period from 2005 to 2015; the settlement and termination of certain existing disputes and claims with Telcel, Telmex and Telnor; and the assignment to América Móvil of certain litigation rights arising from administrative and judicial proceedings existing between the parties, América Móvil paid Axtel Ps.950,000, which was recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014.

e) On April 17, 2015 the Extraordinary Shareholders’ approved the spin-off from América Móvil of a newly created company, and the contribution to such new company of certain assets (mainly comprised of the passive infrastructure used by its wireless operations in Mexico), liabilities and equity.

24. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating statement of financial position as of December 31, 2013 and 2014 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2014 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with IFRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	As of December 31, 2013
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	15,818,207	Ps.	1,227,994	Ps.	31,117,349			Ps.	48,163,550
Accounts receivable, net		44,885,269		12,962,566		80,494,138				138,341,973
Related parties		147,109,666		15,509,108		165,344,115	Ps.	(326,616,497)		1,346,392
Inventories, net		448,408		19,933,734		16,373,268		(36,457)		36,718,953
Other current assets				607,696		11,519,504				12,127,200
Property, plant and equipment, net		8,852,264		36,416,986		455,837,701				501,106,951
Investments in associated companies		610,075,358		109,257,851		96,096,875		(726,543,060)		88,887,024
Intangible assets and other non-current assets, net		6,925,695		12,869,281		179,105,414				198,900,390

Total assets	Ps.	834,114,867	Ps.	208,785,216	Ps.	1,035,888,364	Ps.	(1,053,196,014)	Ps.	1,025,592,433

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	14,228,350			Ps.	12,216,885	Ps.	(603,757)	Ps.	25,841,478
Current liabilities		186,048,150	Ps.	199,125,611		184,541,352		(321,601,637)		248,113,476
Long-term debt		425,530,317				38,948,049				464,478,366
Other non-current liabilities		5,907,439		2,486,212		72,911,945		(4,447,560)		76,858,036

Total liabilities		631,714,256		201,611,823		308,618,231		(326,652,954)		815,291,356

Equity attributable to equity holders of the parent		202,400,611		7,173,393		717,119,500		(724,292,893)		202,400,611
Non-controlling interests						10,150,633		(2,250,167)		7,900,466

Total equity		202,400,611		7,173,393		727,270,133		(726,543,060)		210,301,077

Total liabilities and equity	Ps.	834,114,867	Ps.	208,785,216	Ps.	1,035,888,364	Ps.	(1,053,196,014)	Ps.	1,025,592,433

	As of December 31, 2014
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	25,654,314	Ps.	1,394,691	Ps.	39,424,698			Ps.	66,473,703
Accounts receivable, net		77,630,240		13,395,305		77,094,918				168,120,463
Related parties		157,743,960		18,122,176		464,962,866	Ps.	(639,508,895)		1,320,107
Inventories, net		230,922		17,502,817		18,223,696		(27,153)		35,930,282
Other current assets				776,380		15,787,222				16,563,602
Property, plant and equipment, net		6,346,798		31,545,761		557,703,759				595,596,318
Investments in associated companies		639,676,336		90,638,813		72,404,950		(753,457,518)		49,262,581
Intangible assets and other non-current assets, net		1,644,636		14,307,317		329,137,660				345,089,613

Total assets	Ps.	908,927,206	Ps.	187,683,260	Ps.	1,574,739,769	Ps.	(1,392,993,566)	Ps.	1,278,356,669

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	31,749,264			Ps.	26,848,979	Ps.	(792,726)	Ps.	57,805,517
Current liabilities		249,303,984	Ps.	164,548,238		541,189,823		(633,935,938)		321,106,107
Long-term debt		445,485,243				100,464,227				545,949,470
Other non-current liabilities		(1,995,561)		19,807		125,639,665		(4,807,384)		118,856,527

Total liabilities		724,542,930		164,568,045		794,142,694		(639,536,048)		1,043,717,621

Equity attributable to equity holders of the parent		184,384,276		23,115,215		727,990,597		(751,105,812)		184,384,276
Non-controlling interests						52,606,478		(2,351,706)		50,254,772
Total equity		184,384,276		23,115,215		780,597,075		(753,457,518)		234,639,048

Total liabilities and equity	Ps.	908,927,206	Ps.	187,683,260	Ps.	1,574,739,769	Ps.	(1,392,993,566)	Ps.	1,278,356,669

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2012

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	158,576,797	Ps.	136,378,076	Ps.	618,561,116	Ps.	(138,446,344)	Ps.	775,069,645
Total cost and operating expenses		87,525,232		131,836,240		532,740,660		(138,182,467)		613,919,665

Operating income		71,051,565		4,541,836		85,820,456		(263,877)		161,149,980
Interest (expense) income, net		(15,945,879)		(10,030,650)		7,565,322		2,522		(18,408,685)
Foreign currency exchange (loss) gain, net		14,182,855		1,640,474		(8,428,175)				7,395,154
Other financing cost, net		(919,171)				(12,349,666)		3,818		(13,265,019)
Income tax		16,473,632		442,558		29,067,262				45,983,452
Equity interest in net income (loss) of associated companies		39,092,832		879,423		(3,411,474)		(35,799,420)		761,361

Net profit (loss) for year	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	40,129,201	Ps.	(36,056,957)	Ps.	91,649,339

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	35,037,764	Ps.	(31,626,289)	Ps.	90,988,570
Non-controlling interest						5,091,437		(4,430,668)		660,769

Net profit (loss)	Ps.	90,988,570	Ps.	(3,411,475)	Ps.	40,129,201	Ps.	(36,056,957)	Ps.	91,649,339

Other comprehensive (loss) income items:
Net other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years
Effect of translation of foreign entities	Ps.	(32,899,915)	Ps.	(4,822,249)	Ps.	(32,512,828)	Ps.	36,813,888	Ps.	(33,421,104)
Effect of fair value of derivatives, net of deferred taxes		(253,428)				(435,458)		449,722		(239,164)
Items that will not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of deferred taxes		2,377,006				2,439,641		(2,377,006)		2,439,641

Total other comprehensive income items for the year, net of deferred taxes		(30,776,337)		(4,822,249)		(30,508,645)		34,886,604		(31,220,627)

Total comprehensive income for the year	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,620,556	Ps.	(1,170,353)	Ps.	60,428,712

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,404,077	Ps.	(1,170,353)	Ps.	60,212,233
Non-controlling interests						216,479				216,479

	Ps.	60,212,233	Ps.	(8,233,724)	Ps.	9,620,556	Ps.	(1,170,353)	Ps.	60,428,712

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,392,370	Ps.	147,484,740	Ps.	634,406,203	Ps.	(173,182,292)	Ps.	786,101,021
Total cost and operating expenses		103,305,197		145,880,447		552,650,315		(169,992,694)		631,843,265

Operating income		74,087,173		1,604,293		81,755,888		(3,189,598)		154,257,756
Interest (expense) income, net		(19,499,075)		(10,232,219)		8,795,367		(88,892)		(21,024,819)
Foreign currency exchange (loss) gain, net		(5,715,711)		(205,605)		(13,689,149)				(19,610,465)
Other financing cost, net		4,407,649				(12,713,117)		13,933		(8,291,535)
Income tax		9,420,673		(1,473,226)		22,445,284				30,392,731
Equity interest in net income of associated companies		30,765,616		(41,170)		(7,401,474)		(23,286,690)		36,282

Net profit (loss) for year	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	33,737,205	Ps.	(26,335,730)	Ps.	74,624,979
Non-controlling interest						565,026		(215,517)		349,509

Net profit (loss)	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Other comprehensive income items:
Net other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years
Effect of translation of foreign entities	Ps.	(26,485,343)	Ps.	(3,442,578)	Ps.	(26,485,343)	Ps.	29,524,982	Ps.	(26,888,282)
Effect of fair value of derivatives, net of deferred taxes		(741,321)		(658,570)		(833,613)		1,492,764		(740,740)
Items that will not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of deferred taxes		(2,289,811)				(3,874,354)		3,726,126		(2,438,039)

Total other comprehensive loss items for the year		(29,516,475)		(4,101,148)		(31,193,310)		34,743,872		(30,067,061)

Total comprehensive income for the year	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,309,998	Ps.	8,192,625	Ps.	45,108,504
Non-controlling interests						(201,077)				(201,077)

	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,253,309	Ps.	160,813,209	Ps.	684,868,563	Ps.	(174,673,261)	Ps.	848,261,820
Total cost and operating expenses		128,116,283		141,434,298		604,910,204		(182,753,215)		691,707,570

Operating income		49,137,026		19,378,911		79,958,359		8,079,954		156,554,250
Interest (expense) income, net		(28,644,460)		(9,557,003)		13,877,738		(146,527)		(24,470,252)
Foreign currency exchange (loss) gain, net		(9,171,796)		(1,067,727)		(18,375,936)				(28,615,459)
Other financing cost, net		5,940,256				(16,135,030)		4,513		(10,190,261)
Income tax		9,988,723		4,917,194		24,801,632				39,707,549
Equity interest in net income of associated companies		38,649,910		(4,185,854)		(348,866)		(40,188,199)		(6,073,009)

Net profit (loss) for year	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	45,922,213	Ps.	(348,867)	Ps.	32,717,012	Ps.	(32,143,988)	Ps.	46,146,370
Non-controlling interest						1,457,621		(106,271)		1,351,350

Net profit (loss)	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(5,786,883)	Ps.	2,718,279	Ps.	(1,209,846)	Ps.	(1,977,265)	Ps.	(6,255,715)
Effect of fair value of derivatives, net of deferred taxes		(329,112)		(815,484)		(366,195)		1,197,219		(313,572)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(6,625,463)				(6,512,408)		6,329,896		(6,807,975)

Total other comprehensive income items for the period		(12,741,458)		1,902,795		(8,088,449)		5,549,850		(13,377,262)

Total comprehensive income for the period	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	33,180,755	Ps.	1,553,928	Ps.	25,370,638	Ps.	(26,700,409)	Ps.	33,404,912
Non-controlling interests						715,546				715,546

	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2012

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	107,462,202	Ps.	(2,968,917)	Ps.	69,196,463	Ps.	(36,056,957)	Ps.	137,632,791
Non-cash items		(17,700,336)		13,469,502		89,101,098		35,803,277		120,673,541
Changes in working capital:		(142,895,497)		9,638,378		81,315,870		239,272		(51,701,977)

Net cash flows (used in) provided by operating activities		(53,133,631)		20,138,963		239,613,431		(14,408)		206,604,355

Investing activities:
Acquisition of plant, property and equipment		17,059		(9,869,257)		(112,103,749)				(121,955,947)
Acquisition of intangibles						(7,830,248)				(7,830,248)
Dividends received		26,421,133				(571,187)		(25,278,759)		571,187
Acquisition of investment in associates and business combination		(8,060,283)				(73,849,936)		8,060,283		(73,849,936)
Proceeds from fixed asset sales						58,006				58,006
Cash acquired in business combinations						5,378,807				5,378,807

Net cash flows provided by (used in) investing activities		18,377,909		(9,869,257)		(188,918,307)		(17,218,476)		(197,628,131)
Financing activities:
Bank loans, net		89,462,233				(46,721,960)				42,740,273
Acquisition of no controlling interest		(10,871,455)				(181,219)				(11,052,674)
Interest paid		(12,868,552)		(7,036,101)		(1,425,138)				(21,329,791)
Paid-In capital						8,060,283		(8,060,283)
Repurchase of shares and others		(17,836,724)								(17,836,724)
Payment of dividends		(15,057,814)		(3,920,000)		(21,700,000)		25,293,167		(15,384,647)
Financial instruments						5,003,187				5,003,187

Net cash flows (used in) provided by financing activities		32,827,688		(10,956,101)		(56,964,847)		17,232,884		(17,860,376)

Net (decrease) increase in cash and cash equivalents		(1,928,034)		(686,395)		(6,269,723)				(8,884,152)
Adjustment to cash flow for exchange rate differences						(4,752,644)				(4,752,644)
Cash and cash equivalents at beginning of the period		29,197,958		2,012,334		27,913,704				59,123,996

Cash and cash equivalents at end of the period	Ps.	27,269,924	Ps.	1,325,939	Ps.	16,891,337			Ps.	45,487,200

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	84,045,652	Ps.	(8,874,701)	Ps.	56,747,515	Ps.	(26,551,247)	Ps.	105,367,219
Non-cash items		43,845,079		15,791,372		63,265,973		23,286,691		146,189,115
Changes in working capital:		(34,873,416)		7,885,804		(40,043,987)		3,264,556		(63,767,042)

Net cash flows (used in) provided by operating activities		93,017,316		14,802,475		79,969,501				187,789,292

Investing activities:
Acquisition of plant, property and equipment		69,274		(16,044,251)		(102,441,309)				(118,416,286)
Acquisition of licenses						(3,334,464)				(3,334,464)
Dividends received						212,394				212,394
Acquisition of non-controlling interest		(341,966)				(1,730,588)		341,966		(1,730,588)
Fixed asset sales						44,045				44,045
Acquisition of investments in associates and business combination						(15,366,062)				(15,366,062)
Partial sale of shares of associated company						4,299,360				4,299,360

Net cash flows provided by (used in) investing activities		(272,692)		(16,044,251)		(118,316,624)		341,966		(134,291,601)
Financing activities:
Bank loans, net		70,907,667				(5,317,148)				65,590,519
Acquisition of no controlling interest		(72,016,331)				69,448,722				(2,567,609)
Interest paid		(16,839,948)		1,143,831		(6,958,002)				(22,654,119)
Paid-In capital						341,966		(341,966)
Repurchase of shares and others		(70,745,785)								(70,745,785)
Payment of dividends		(15,501,944)				(220,632)				(15,722,576)
Financial instruments						(546,770)				(546,770)

Net cash flows (used in) provided by financing activities		(104,196,341)		1,143,831		56,748,136		(341,966)		(46,646,340)

Net (decrease) increase in cash and cash equivalents		(11,451,717)		(97,945)		18,401,013				6,851,351
Adjustment to cash flow for exchange rate differences						(4,175,001)				(4,175,001)
Cash and cash equivalents at beginning of the period		27,269,924		1,325,939		16,891,337				45,487,200

Cash and cash equivalents at end of the period	Ps.	15,818,207	Ps.	1,227,994	Ps.	31,117,349			Ps.	48,163,550

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	55,910,936	Ps.	4,568,327	Ps.	58,976,264	Ps.	(32,250,258)	Ps.	87,205,269
Non-cash items		76,781,705		20,102,297		62,552,178		40,188,198		199,624,378
Changes in working capital:		(59,801,260)		(24,312,700)		45,832,767		(7,937,940)		(46,219,133)

Net cash flows (used in) provided by operating activities		72,891,381		357,924		167,361,209				240,610,514

Investing activities:
Acquisition of plant, property and equipment		289,705		(8,850,170)		(117,704,832)				(126,265,297)
Acquisition of licenses				(1,225,966)		(18,093,690)				(19,319,656)
Dividends received		(6,265)		7,070,000		(1,497)		(6,702,825)		359,413
Acquisition of businesses, net of cash required		7,664,566				(19,575,148)				(11,910,582)
Partial sale of shares of associated company		(10,400,293)		24,648,037		(12,582,000)		10,400,293		12,066,037
Investments in associate companies						(2,654,342)				(2,654,342)
Proceeds from fixed asset sales						96,781				96,781

Net cash flows provided by (used in) investing activities		(2,452,287)		21,641,901		(170,514,728)		3,697,468		(147,627,646)

Financing activities:
Bank loans, net		11,556,519				(4,065,730)				7,490,789
Acquisition of no controlling interest						(4,696,245)				(4,696,245)
Interest paid		(20,818,380)		(21,833,128)		9,368,090				(33,283,418)
Paid-In capital						10,400,293		(10,400,293)
Repurchase of shares and others		(35,049,327)								(35,049,327)
Increase of non-controlling interests						7,181,894				7,181,894
Payment of dividends		(16,291,799)				(7,465,855)		6,702,825		(17,054,829)
Financial instruments						653,116				653,116

Net cash flows (used in) provided by financing activities		(60,602,987)		(21,833,128)		11,375,563		(3,697,468)		(74,758,020)

Net (decrease) increase in cash and cash equivalents		9,836,107		166,697		8,222,044				18,224,848
Adjustment to cash flow for exchange rate differences						85,305				85,305
Cash and cash equivalents at beginning of the period		15,818,207		1,227,994		31,117,349				48,163,550

Cash and cash equivalents at end of the period	Ps.	25,654,314	Ps.	1,394,691	Ps.	39,424,698			Ps.	66,473,703