Form 20-F
period 2015-12-31
AMERICA MOVIL SAB DE CV/
filed 2016-04-26
CIK 1129137

As filed with the Securities and Exchange Commission on April 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2015

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City,

México

(address of principal executive offices)

Daniela Lecuona Torras, Telephone: (5255) 2581-4449, E-mail: daniela.lecuona@americamovil.com

Facsimile: (5255) 2581-4422, Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16, Colonia Ampliación Granada, Delegación

Miguel Hidalgo,

11529, Mexico City, México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
A Shares, without par value	NASDAQ National Market
L Shares, without par value	New York Stock Exchange
2.375% Senior Notes Due 2016	New York Stock Exchange
Floating Rate Senior Notes Due 2016	New York Stock Exchange
5.625% Notes Due 2017	New York Stock Exchange
5.000% Senior Notes Due 2019	New York Stock Exchange
5.000% Senior Notes Due 2020	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
6.375% Notes Due 2035	New York Stock Exchange
6.125% Notes Due 2037	New York Stock Exchange
6.125% Senior Notes Due 2040	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2015:

23,384 million	AA Shares
625 million	A Shares
41,990 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

AMÉRICA MÓVIL, S.A.B. DE C.V.

2015 ANNUAL REPORT ON FORM 20-F

(See Form 20-F Cross Reference Guide on page 128)

Selected Financial Data	1

Part I: Information On The Company	4

About América Móvil	5

SELECTED FINANCIAL DATA

Selected Financial Data

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

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.17.2065 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2015, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

In June 2011, we effected a two-for-one stock split. Share and per share data for 2011 in this annual report have been adjusted to reflect the stock split. We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	For the year ended December 31,
	2011		2012		2013		2014		2015		2015
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:

Operating revenues	Ps.	689,966	Ps.	775,070	Ps.	786,101	Ps.	848,262	Ps.	894,217	U.S.	51,970

Operating costs and expenses		532,360		613,920		631,843		691,708		752,762		43,748

Depreciation and amortization		93,997		103,585		101,535		114,994		125,735		7,307

Operating income		157,606		161,150		154,258		156,554		141,454		8,222

Net profit	Ps.	88,199	Ps.	91,649	Ps.	74,974	Ps.	47,498	Ps.	36,961	U.S.	2,150

Net profit attributable to:
Equity holders of the parent	Ps.	83,045	Ps.	90,988	Ps.	74,625	Ps.	46,146	Ps.	35,055	U.S.	2,039

Non-controlling interests		5,154		661		349		1,352		1,906		111

Net profit	Ps.	88,199	Ps.	91,649	Ps.	74,974	Ps.	47,498	Ps.	36,961	U.S.	2,150

Earnings per share:

Basic	Ps.	1.06	Ps.	1.19	Ps.	1.02	Ps.	0.67	Ps.	0.52	U.S.	0.03

Diluted	Ps.	1.06	Ps.	1.19	Ps.	1.02	Ps.	0.67	Ps.	0.52	U.S.	0.03

Dividends declared per share(1)	Ps.	0.18	Ps.	0.20	Ps.	0.22	Ps.	0.24	Ps.	0.26	U.S.	0.02

Weighted average number of shares outstanding (millions):

Basic		78,599		76,111		72,866		69,254		66,869		3,886

Diluted		78,599		76,111		72,866		69,254		66,869		3,886

Selected Financial Data

	As of December 31,
	2011		2012		2013		2014		2015		2015
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:

Property, plant and equipment, net	Ps.	466,087	Ps.	500,434	Ps.	501,107	Ps.	588,106	Ps.	573,529	U.S.	33,332

Total assets		939,603		987,685		1,025,592		1,278,357		1,296,487		75,349

Short-term debt and current portion of long-term debt		26,643		13,622		25,841		57,806		119,590		6,950

Long-term debt		353,975		404,048		464,478		545,949		563,627		32,757

Total equity		236,461		254,848		210,301		234,639		160,854		9,348

Capital stock		96,420		96,415		96,392		96,383		96,338		5,599

Number of outstanding shares (millions):

AA Shares		23,424		23,424		23,424		23,384		23,384

A Shares		756		712		681		649		625

L Shares		52,810		51,703		46,370		44,120		41,990

Ratio of Earnings to Fixed Charges(2)		5.6		5.4		3.9		3.5		2.5

(1)	Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV.
(2)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income of associates, during the year.

PART I: INFORMATION ON THE COMPANY

Information On The Company

ABOUT AMÉRICA MÓVIL

HISTORY AND CORPORATE INFORMATION

América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were established in September 2000 when Teléfonos de México, S.A.B. de C.V. (“Telmex”), a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its wireless operations in Mexico and other countries. We have made significant acquisitions throughout Latin America, the United States, the Caribbean and Europe, and we have also expanded our businesses organically. In 2010, we acquired control of Telmex and Telmex Internacional, S.A.B. de C.V. (currently, Telmex Internacional, S.A. de C.V., or “Telmex Internacional”) in a series of public tender offers. We continue to look for other investment opportunities in telecommunications companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration.

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, México. Our telephone number at this location is (5255) 2581-4449.

BUSINESS OVERVIEW

We provide telecommunications services in 25 countries. We are the leading telecommunications services provider in Latin America ranking first in wireless, fixed-line, broadband, and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have major wireless, fixed or Pay TV operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2015. For a list of our principal subsidiaries, see “Additional Information—Exhibit 8.1” under Part VII of this annual report.

We intend to build on our position as leaders in integrated telecommunications services in Latin America and the Caribbean, and to grow in other parts of the world, by continuing to expand our subscriber base through the development of our existing businesses and strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize our network capabilities. See “Operating and Financial Review and Prospects—Overview” under Part II of this annual report for a discussion on the seasonality of our business.

Information On The Company

The following map illustrates the geographic diversity of our operations and certain key performance indicators (“KPIs”) as of December 31, 2015.

1
2
3
3
4
5
6
7
8
9
10
Wireless and fixed operations
Wireless operations

1 United States TracFone, Net10 StaightTalk, SafeLink Total Wireless

Licensed Population	323
Wireless Subscribers	25,668
Revenue Generating Units (RGUs)	–
Wireless Penetration	121%

2 Mexico Telcel,Telmex

Licensed Population	119
Wireless Subscribers	73,697
Revenue Generating Units (RGUs)	21,735
Wireless Penetration	89%

3 Central America & Caribbean Claro

Licensed Population	58
Wireless Subscribers	20,579
Revenue Generating Units (RGUs)	7,461
Wireless Penetration	100%

4 Peru Claro

Licensed Population	31
Wireless Subscribers	12,084
Revenue Generating Units (RGUs)	1,375
Wireless Penetration	103%

5 Colombia Claro

Licensed Population	49
Wireless Subscribers	28,973
Revenue Generating Units (RGUs)	5,801
Wireless Penetration	116%

6 Ecuador Claro

Licensed Population	16
Wireless Subscribers	8,659
Revenue Generating Units (RGUs)	352
Wireless Penetration	83%

7 Argentina, Paraguay & Uruguay Claro

Licensed Population	52
Wireless Subscribers	22,820
Revenue Generating Units (RGUs)	583
Wireless Penetration	140%

8 Brazil Claro Net Serviços Embratel

Licensed Population	205
Wireless Subscribers	65,978
Revenue Generating Units (RGUs)	36,627
Wireless Penetration	128%

9 Chile Claro

Licensed Population	18
Wireless Subscribers	6,366
Revenue Generating Units (RGUs)	1,236
Wireless Penetration	148%

10 Austria & Eastern Europe Telekom Austria

Licensed Population	39
Wireless Subscribers	20,711
Revenue Generating Units (RGUs)	5,642
Wireless Penetration	90%

Information as of December 31, 2015

Licensed Population in millions

Wireless Subscribers and Revenue Generating Units in thousands

Information On The Company

KEY PERFORMANCE INDICATORS

We have identified certain KPIs that help measure the performance of our operations. The table of our KPIs below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consists of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers to our Pay TV services and, separately, to certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Chile, Paraguay, Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);
•	the Caribbean (the Dominican Republic and Puerto Rico);
•	the United States; and
•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	As of December 31,

	2013	2014	2015
	(in thousands)
Wireless Subscribers:

Mexico Wireless	73,505	71,463	73,697

Brazil	68,704	71,107	65,978

Colombia	28,977	29,775	28,973

Southern Cone	28,166	27,754	29,186

Andean Region	23,886	24,270	20,743

Central America	17,222	13,973	15,317

Caribbean	5,764	5,092	5,261

United States	23,659	26,006	25,668

Europe	—	20,008	20,711

Total Wireless Subscribers	269,883	289,448	285,534

Fixed RGUs:

Mexico Fixed	22,451	22,250	21,735

Brazil	32,683	36,096	36,627

Colombia	4,748	5,307	5,801

Southern Cone	1,714	1,826	1,819

Andean Region	1,343	1,576	1,727

Central America	4,261	4,606	4,950

Caribbean	2,244	2,347	2,511

Europe	—	4,402	5,642

Total Fixed RGUs	69,444	78,410	80,812

Total RGUs	339,327	367,858	366,346

Information On The Company

PRINCIPAL OPERATIONS

We operate in all of our geographic segments under the Claro brand, except in Mexico, the United States and Europe, as described in the list below. For a list of our principal subsidiaries, see “Additional Information—Exhibit 8.1” under Part VII of this annual report.

•	Mexico Wireless: Radiomóvil Dipsa, S.A. de C.V. (“Telcel”)

•	Mexico Fixed: Telmex

•	Brazil: Claro S.A. (“Claro Brasil”), Americel S.A. (“Americel”), Embratel Tvsat Telecomunicações S.A. (“Claro TV”) and Star One S.A. (“Star One”)

•	Colombia: Comunicación Celular S.A. (“Comcel”) and Telmex Colombia S.A. (“Telmex Colombia”)

•	Southern Cone: AMX Argentina S.A. (“AMX Argentina”), Telmex Argentina S.A. (“Telmex Argentina”), Claro Chile S.A. (“Claro Chile”), Claro Comunicaciones S.A. (“Claro Comunicaciones”), Claro Servicios Empresariales S.A. (“Claro Servicios Empresariales”), AMX Paraguay S.A. (“AMX Paraguay”), AM Wireless Uruguay S.A. (“AM Wireless Uruguay”), Telstar S.A. and Flimay (“Flimay”)

•	Andean Region: Consorcio Ecuatoriano de Telecomunicaciones S.A. (“Conecel”), Ecuador Telecom S.A. (“Ecuador Telecom”) and América Móvil Perú S.A.C. (“Claro Perú”)

•	Central America: Compañía de Telecomunicaciones de El Salvador (CTE), S.A. de C.V. (“CTE”), CTE Telecom Personal, S.A. de C.V. (“CTE Telecom Personal”), Telecomunicaciones de Guatemala S.A. (“Telgua”), Empresa Nicaragüense de Telecomunicaciones S.A. (“Enitel”), Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”), Claro CR Telecomunicaciones S.A. (“Claro Costa Rica”) and Claro Panamá S.A. (“Claro Panamá”)

•	Caribbean: Compañía Dominicana de Teléfonos S.A. (“Codetel”) and Telecomunicaciones de Puerto Rico, Inc. (“Telpri”)

•	United States: TracFone Wireless, Inc. (“TracFone”)

•	Europe: Telekom Austria AG (“Telekom Austria”)

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2015, our wireless voice and data operations generated revenues of Ps.478.7 billion, representing 53.6% of our consolidated revenues. As of December 31, 2015, our wireless operations represented approximately 77.9% of our total RGUs, compared to 78.7% as of December 31, 2014.

Voice

Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, LTE and 3G roaming services. Our wireless subsidiaries had approximately 285.5 million wireless subscribers as of December 31, 2015.

Information On The Company

Our wireless voice services are offered under a variety of pricing plans to meet the needs of different market segments. The plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. The breakdown of our wireless subscribers is approximately 77.9% prepaid and 22.1% postpaid.

Although prepaid customers typically generate lower levels of usage and are often unable or unwilling or financially ineligible to purchase postpaid plans, our prepaid plans have been instrumental in helping wireless penetration in Latin America and Eastern Europe to reach levels similar to those of developed markets. Additionally, prepaid plans entail little to no risk of non-payment, as well as lower customer acquisition costs and billing expenses, compared to the average postpaid plan.

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. However, the rates in 2015 declined an average of 7.5%, at constant exchange rates, over 2014 to similar levels to those observed in most developed markets. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the effective rates our customers pay.

Data and Value-Added Services

We offer data communications services in our pricing plans together with wireless voice services. As part of our wireless data business, our subsidiaries offer value-added services that include internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks. Internet services include roaming capability and wireless internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website Claroideas, under Telcel, offers a wide range of services and content such as video, music, games and other applications, which subscribers can access from mobile devices.

In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, VPN services, video calls and Personal Communications Service (“PCS”).

Fixed Operations

In 2015, our fixed voice, data, broadband and IT solutions had revenues of Ps.209.6 billion representing 23.4% of our consolidated revenues. As of December 31, 2015, our fixed operations represented approximately 22.1% of our total RGUs, compared to 21.3% as of December 31, 2014.

Voice

Our fixed voice services include local, domestic and international long-distance public telephony, under a variety of plans to meet the needs of different market segments, specifically tailored to our residential and corporate clients.

Data

We offer data services, including data centers, data administration and hosting services to our residential and corporate clients under a variety of plans.

Broadband

We provide residential broadband access through hybrid fiber-coaxial (“HFC”) or fiber-optic cable. These services are typically bundled with voice services and are competitively priced as a function of the desired or available speed. As a complement to these services, we offer a number of products such as home networking and smart home services.

Information On The Company

IT Solutions

Our subsidiaries provide a number of different IT solutions for small businesses and large corporations. We also provide specific solutions to the industrial, financial, government and tourism sectors, among others.

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2015, we had approximately 21.8 million Pay TV RGUs.

Our largest Pay TV market is in Brazil, where we are the leading provider of Pay TV services. We offer satellite Pay TV services through direct-to-home (“DTH”) technology through our ClaroTV brand and cable TV through our Net Serviços brand. We offer these services through individual subscription plans as well as in bundled packages of services, along with broadband, fixed voice and wireless services.

Equipment, Accessories and Computer Sales

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment. Most of our new customers purchase a handset upon entering into a contract, and while we also offer new handsets to existing customers, growth in equipment, accessories and computer sales revenues are driven primarily by the number of new customers. The pricing of handsets reflects our expectation that we will receive revenues from the use of the handset, and therefore is not established primarily to make a profit.

Other Services

Other services include revenues from other businesses, such as telephone directories, call center services, wireless security services and a publishing company.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 34,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We sometimes offer bundled packages of ClaroVideo with Pay TV services, or customers may also have unlimited access to ClaroVideo for a fixed monthly subscription fee.

Information On The Company

	Wireless Voice, Data and Value Added Services (1)	Fixed Voice, Broadband, Data and IT Services (2)	Pay TV	OTT Services (3)
Argentina	✓	✓		✓

Austria	✓	✓	✓	✓

Belarus	✓

Brazil	✓	✓	✓	✓

Bulgaria	✓	✓	✓

Chile	✓	✓	✓	✓

Colombia	✓	✓	✓	✓

Costa Rica	✓	✓	✓	✓

Croatia	✓	✓	✓

Dominican Republic	✓	✓	✓	✓

Ecuador	✓	✓	✓	✓

El Salvador	✓	✓	✓	✓

Guatemala	✓	✓	✓	✓

Honduras	✓	✓	✓	✓

Macedonia	✓	✓	✓

Mexico	✓	✓		✓

Nicaragua	✓	✓	✓	✓

Panama	✓	✓	✓	✓

Paraguay	✓	✓	✓	✓

Peru	✓	✓	✓	✓

Puerto Rico	✓	✓	✓	✓

Serbia	✓

Slovenia	✓

Uruguay	✓	✓		✓

United States	✓

(1)	Includes voice communication and international roaming services, interconnection and termination fees (with the exception of Mexico), SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.
(2)	Includes local calls, national and international long distance.
(3)	Includes ClaroVideo and ClaroMúsica.

Information On The Company

OUR NETWORKS

Our networks are one of our main competitive advantages. Today, we operate one of the largest integrated platform across 13 countries in Latin America based on our covered population and are in the process of expanding our network in Europe.

Infrastructure

For the year ended December 31, 2015, our capital expenditures totaled Ps.151.6 billion, which allowed us to increase the coverage of our networks, to expand their capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to widely deliver high quality voice, video and data products.

As of December 31, 2015, the main components of our infrastructure were comprised of:

•	Base stations: 173,000 (of which 98,653 are equipped with 3G and 4G capabilities).

•	Fiber-optic network: 680,000 km. Our network passed approximately 64 million homes as of December 31, 2015.

•	Submarine cable system: Capacity of more than 168,000 km in submarine cable. Our system includes 17,500 km from the AMX-1 submarine cable, which extends from the United States to Central America and Brazil and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Eight. Star One has the most extensive satellite system in Latin America with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH operations, as well as cellular backhaul, video broadcast and corporate data networks. In July 2015, we launched a new satellite, Star One C4, and in November 2016, we expect to launch one more satellite, Star One D1, to replace Brasilsat B4.

•	Data centers: 18. We use our data centers to manage a number of Cloud solutions such as IAAS (Infrastructure as a Service), SAAS (Software as a Service), security solutions and unified communications.

In the United States, we do not own any wireless telecommunications facilities or hold any wireless spectrum licenses. Instead, we purchase airtime through agreements with wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network, covering almost all areas in which wireless services are available.

Technology

Our primary networks use GSM/EDGE, 3G and 4G LTE technology, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. In certain markets, such as Mexico and Peru, spectrum is a limited resource and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis. In 2015, we spent Ps.19.5 billion on the acquisition of spectrum licenses, mainly in Argentina, Ecuador and Puerto Rico.

Information On The Company

The table below presents a summary of the networks we offer in the countries where we operate and the distribution of spectrum as of December 31, 2015:

	Frequency Licenses
	GSM/EDGE		3G		4G LTE
	Frequency	Covered Population (%)	Frequency	Covered Population (%)	Frequency	Covered Population (%)

Argentina	850MHz–1900MHz	98%	850MHz– 1900MHz	90%	700 MHz 1700/2100 MHz	45%

Austria	900MHz–1800MHz	99%	2100MHz	92%	800MHz+ 2600MHz	74%

Belarus	900MHz–1800MHz	99%	2100MHz	94%	—	—

Brazil	900MHz–1800MHz	92%	850MHz– 2100MHz	81%	700MHz– 2600MHz	45%

Bulgaria	900MHz–1800MHz	100%	900MHz+ 2100MHz	100%	1800MHz Launch in 2016	38% Launch in 2016

Chile	850MHz–1900MHz	97%	850MHz– 1900MHz	87%	2600MHz	61%

Colombia	850MHz–1900MHz	91%	850MHz– 1900MHz	74%	2500MHz	42%

Costa Rica	1800MHz	69%	2100MHz	75%	1800MHz	19%

Croatia	900MHz+ 1800MHz	99%	900MHz+ 2100MHz	98%	800MHz+ 1800MHz	55%

Dominican Republic	850MHz–1900MHz	96%	850MHz	99%	AWS	79%

Ecuador	850MHz–1900MHz	96%	850MHz– 1900MHz	71%	AWS	17%

El Salvador	1800MHz	91%	1800MHz	69%	—	—

Guatemala	900MHz–1900MHz	89%	1900MHz	61%	1900MHz	1%

Honduras	1900MHz	78%	1900MHz	60%	AWS	18%

Macedonia	900MHz–1800MHz	99%	900MHz– 2100MHz	97%	800MHz+ 1800MHz	54%

Mexico	850MHz–1900MHz	93%	850MHz	89%	AWS	58%

Nicaragua	850MHz–1900MHz	82%	850MHz	75%	AWS	4%

Panama	1900MHz	79%	1900MHz	79%	700MHz	38%

Paraguay	1900MHz	75%	1900MHz	66%	—	—

Peru	850MHz–1900MHz	76%	850MHz	56%	1900MHz	39%

Puerto Rico	850MHz–1900MHz	78%	850MHz– 1900MHz– AW	81%	700MHz–AWS	75%

Serbia	900MHz–1800MHz	98%	2100MHz	88%	800MHz+ 1800MHz	24%

Slovenia	900MHz–1800MHz	99%	900MHz– 2100MHz	99%	800MHz– 1800MHz	97%

Uruguay	1900MHz	91%	1900MHz	86%	AWS	50%

Information On The Company

OUR COMPETITORS

We operate in an intensely competitive industry. The increased use of networks for value-added services has led to the emergence of new powerful players, including OTT providers. In Pay TV, our competitors are other operators that provide telephone and internet service and wireless telecommunications providers.

The effects of competition on our subsidiaries depend, in part, on the business strategies of their competitors, regulatory developments and the general economic and business climate in the countries in which they operate, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. See “Regulation” under Part VI of this annual report.

The table below presents our major competitors in each of our geographic segments as of December 31, 2015.

Mexico
Wireless Voice, Wireless Data and Value-Added Services	AT&T, Teléfonica (Movistar), Axtel, Quickly Phone, Telecomunicaciones 360 (Elektra), Virgin Mobile, Teligentia (Cierto), Lycamobile, Coppel Móvil, Maz Tiempo, Ekofon

Fixed Voice, Fixed Broadband, Fixed Data, IT Services and OTT Services	Grupo Televisa (IZZI), Axtel, Megacable, Cablecom México, Cablemas, Maxcom, Megacable, Telecable, Totalplay, TVI

Brazil
Wireless Voice, Wireless Data and Value-Added Services	Teléfonica Brasil (Vivo), TIM Celular, Oi, Algar Telecom, Sercomtel, Nextel

Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Oi, Algar Telecom, Telefónica Brasil (Vivo)

Pay TV and OTT Services	Sky Brasil, Telefónica Brasil (Vivo), Oi

Colombia
Wireless Voice, Wireless Data and Value-Added Services	Telefónica Colombia (Movistar), Colombia Móvil (Tigo), Virgin Mobile Colombia

Fixed Voice	Telefónica Colombia (Movistar), Colombia Móvil (Tigo), Empresa de Telecomunicaciones de Bogotá (ETB), UNE Telecomunicaciones, Empresas Municipales de Cali (Emcali)

Fixed Broadband, Fixed Data and IT Services, Pay TV, OTT Services	Telefónica Colombia, Empresa Telecomunicaciones de Bogotá (ETB), UNE Telecomunicaciones, DirecTV Colombia, Empresas Municipales de Cali (Emcali)

Southern Cone
Wireless Voice, Wireless Data and Value-Added Services	Telefónica (Movistar), Telecom Argentina),Nextel Argentina, Entel, WOM, Millicom (Tigo), ANTEL, Virgin Mobile Chile, Personal, VTR GlobalCom, Tigo Paraguay

Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Telefónica, Telecom Argentina, Telecentro Argentina, Entel, VTR GlobalCom, TelsurDirecTV Latin America, COPACO, Tigo Paraguay, ANTEL

Pay TV and OTT Services	DirecTV Chile, Telefónica (Movistar Chile), VTR GlobalCom, Tigo Paraguay

Information On The Company

Andean Region
Wireless Voice, Wireless Data and Value-Added Services	Telefónica (Movistar), Entel Perú, CNT (Ecuador)

Fixed Voice, Fixed Broadband, Fixed Data and IT Services	CNT, Grupo TV Cable (Setel), Telefónica (Movistar)

Pay TV and OTT Services	CNT, Grupo TVCable, Telefónica (Movistar TV), DirecTV

Central America
Wireless Voice, Wireless Data and Value-Added Services	Millicom (Tigo), Telefónica (Movistar), Digicel, Honducel, ICE (Kolbi), Cable & Wireless (Panamá)

Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Millicom (Tigo), Hondutel, ICE (Kolbi), Telefónica (Movistar), Cabletica (Costa Rica), Cable & Wireless (Panamá), Cable Color (Honduras)

Pay TV and OTT Services	Millicom (Tigo), Sky, Telefónica, ICE (Kolbi), Cable & Wireless (Panamá), Cable Color (Honduras), Cabletica (Costa Rica)

U.S.
Wireless Voice, Wireless Data and Value-Added Services	Verizon, AT&T, T-Mobile, Sprint, U.S. Cellular

Caribbean
Wireless Voice, Wireless Data and Value-Added Services	Altice (Orange), Tricom, AT&T, Sprint, T-Mobile, PR Wireless (Open Mobile), Viva Dominicana

Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Altice (Orange), Tricom, AT&T, Liberty Cablevision, WorldNet

Pay TV and OTT Services	Tricom, Aster, Wind, Sky, Liberty Cablevision, DirecTV Puerto Rico, Dish Network

Europe
Wireless Voice	T-Mobile, Hutchison Drei, Mobile TeleSystems, CJSC (life:)), Bulgarian Telecommunications Company (VivaCom), Telenor, Hrvatski Telekom, Tele2, Telekom Srbija, Telekom Slovenije, Telemach

Wireless Data and Value-Added Services	T-Mobile, Hutchison Drei, Mobile TeleSystems (MTS), Bulgarian Telecommunications Company (VivaCom), Telenor, Hrvatski Telekom, Tele2, Telekom Srbija, Telekom Slovenije, Telemach

Fixed Voice, Fixed Broadband, Fixed Data and IT Services

Tele2, UPC Austria, Mobile TeleSystems, CJSC (life:), Bulgarian Telecommunications Company (VivaCom), Bulsatcom, Hrvatski Telekom, T-Mobile, Telekabel, Telekom Srbija, Telenor, Telekom Sloveniej, Telemach

Information On The Company

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

Marketing

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2015, our efforts were mainly focused on promoting our 4G LTE services, leveraging on the speeds and quality of our networks and our fixed bundled offers, which compete on broadband speeds and premium content.

We build upon the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. For example, in 2015, Claro was the highest-ranked telecom brand in Latin America, according to Brand Finance, while Telcel and Telmex were the second and third highest-ranked telecom brands, respectively, in Mexico. BrandZ also recognized Claro, Telcel and Telmex as three of the top four highest-ranked telecom brands in Latin America for 2015. In addition, Brand Finance ranked A1, the brand name behind Telekom Austria, as the strongest telecom brand in Austria.

Sales and Distribution

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers with more than 230,000 points of sale and 2,500 customer service centers. Our subsidiaries also sell their services and products over the internet.

Customer Services

We give priority to providing our customers with quality customer care and support, with approximately 49,000 employees dedicated to customer service. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites or visiting one of the customer sales and service centers located throughout the countries we serve.

Information On The Company

ACQUISITIONS, OTHER INVESTMENTS AND DIVESTITURES

Geographic diversification has been a key to our financial success, as it has provided for greater stability in our cash flow and profitability, and has contributed to our strong credit ratings. In recent years, we have been evaluating the expansion of our operations to regions outside of Latin America. We believe that Europe and other areas beyond Latin America present opportunities for investment in the telecommunications sector that could benefit us and our shareholders over the long term. We continue to seek investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We can give no assurance as to the extent, timing or cost of such investments. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. For additional information on our acquisitions and investments, see Notes 12 and 13 to our consolidated financial statements.

Telesites Spin-Off

In October 2015, following the approval of the IFT and confirmation by the Mexican Tax Administration Service (Servicio de Administración Tributaria) of its tax implications, we completed the spin-off process of Telesites, S.A.B. de C.V. (“Telesites”), which had been approved by an extraordinary meeting of shareholders held in April 2015. The National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) authorized the registration of the shares of Telesites in December 2015, and we concluded the listing process on December 21, 2015. As of the date of the spin-off, the assets and liabilities of Telesites no longer appear on our consolidated balance sheet and Telesites liquidated debt owed to certain subsidiaries of América Móvil in the amount of Ps.21 billion.

KPN Investment

We accounted for our investment in KPN using the equity method until June 2015, when we then reclassified it to be an available-for-sale marketable equity security. Our investment in KPN is now carried at fair value with changes in fair value recognized through other comprehensive income (equity). When we changed the classification of our KPN investment, we recorded a pre-tax gain of approximately Ps.12.0 billion in our consolidated statement of comprehensive income. We have since recognized changes in fair value of our KPN investment of Ps.4.0 million through other comprehensive income (equity). For additional information on this change, see Notes 5 and 13 to our consolidated financial statements.

PART II: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating and Financial Review and Prospects

OVERVIEW

INTRODUCTION

Segments

We have operations in 25 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters’ operations are allocated to the Mexico Wireless segment. Additional information about our segments, including financial information, is presented in Note 22 to our audited consolidated financial statements.

The factors that drive our financial performance differ in the various countries where we operate, including subscriber acquisition costs, the competitive landscape, the regulatory environment, economic factors, interconnection rates, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our different segments.

Constant Currency Presentation

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian and Argentine pesos, affect our results of operations as reported in Mexican pesos. In 2015, the Mexican peso was generally stronger against our other operating currencies than in 2014, which tended to reduce the reported amounts attributable to our non-Mexican operations.

In addition, we recognize foreign exchange gains and losses attributable to changes in the value of our operating currencies, particularly the Mexican peso and Brazilian real, against the currencies in which our indebtedness and accounts payable are denominated, especially the U.S. dollar and the Euro. Appreciation of our operating currencies generally results in foreign exchange gains, while depreciation of these currencies generally results in foreign exchange losses. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposures, which are generally not accounted for as hedging. In 2015, the Mexican peso and the Brazilian real weakened against the currencies in which a portion of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.79.0 billion, which were partially offset by net fair value gains on derivatives of Ps.21.5 billion. In 2014, the Mexican peso and the Brazilian real also weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.28.6 billion and net fair value losses on derivatives of Ps.10.1 billion. See Note 8 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or sought to impose decreases in, or the elimination of, interconnection rates, and we expect further decreases in

Operating and Financial Review and Prospects

Brazil, Chile, Peru, Ecuador and Colombia. We have offset lower interconnection revenues by attracting new customers with lower prices and new data services to increase traffic, but this may change. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Effect of Consolidating Telekom Austria

As of December 31, 2015, we owned 59.7% of the total equity of Telekom Austria. We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method. The consolidation of Telekom Austria affects the comparability of our results for 2015, 2014 and 2013.

COMPOSITION OF OPERATING REVENUES

In 2015, our total operating revenues consisted of: wireless voice revenues (27.3% of total operating revenues), fixed voice revenues (11.7%), wireless data revenues (26.3%), fixed data revenues (11.7%), Pay TV revenues (7.3%), equipment, accessories and computer sales revenues (12.9%) and other services (2.8%).

Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions, airtime, international and long-distance calls and interconnection costs billed to other service providers for calls completed on our network. The primary driver of revenues from monthly subscription charges are the number of total RGUs and the prices of our service packages. The primary driver of revenues from usage charges (airtime, long-distance calls and interconnection charges) is traffic as calculated by the number of total RGUs and their average usage.

Revenues from wireless and fixed data services primarily include charges for data, cloud, internet and OTT services and the usage from our data centers. In addition, revenues from value-added services and IT solutions to corporate clients contributes to our results for wireless and fixed data services, respectively. Revenues from IT solutions to our corporate clients mainly consist of revenues from installing and leasing dedicated circuits and revenues from virtual private network (“VPN”) services.

Pay TV revenues consist primarily of charges from subscription services, additional programming and advertising.

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment. Most of our sales in equipment are driven by the number of new customers. The pricing of equipment is not geared primarily towards making a profit from equipment sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Other services primarily include revenues from other businesses, such as advertising, entertainment content distribution, telephone directories, call center services, wireless security services and a publishing company.

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

Operating and Financial Review and Prospects

General Trends Affecting Operating Results

Our results of operations in 2015 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as generally declining customer prices;

•	changes in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;

•	declining demand for voice services;

•	declining interconnection rates;

•	growing operating costs reflecting, among other things, higher cost for Pay TV and data services content, customer care services, as well as managing larger and more complex networks; and

•	overall macroeconomic conditions and foreign exchange volatility in the countries in which we operate.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

Other recent trends affecting our performance included:

•	the effects of Mexico’s 2014 regulatory measures; and

•	the adverse impact of the depreciation of the Brazilian real and the Colombian peso against the Mexican peso, and the appreciation of the U.S. dollar and the Euro against the Mexican peso.

Operating and Financial Review and Prospects

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2015 AND 2014

Operating Revenues

Total operating revenues for 2015 increased by 5.4%, or Ps.46.0 billion, over 2014. At constant exchange rates, total operating revenues for 2015 increased by 6.0% over 2014, or 1.8% excluding the effects of consolidating Telekom Austria. This increase principally reflects increases in revenues from our wireless data and fixed data operations, partially offset by a decrease in revenues from our wireless voice, fixed voice and Pay TV operations.

Wireless Voice—Wireless voice revenues for 2015 decreased by 4.7%, or Ps.12.0 billion, over 2014. At constant exchange rates, wireless voice revenues for 2015 decreased by 7.5% over 2014, or 10.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the price per minute for calls, decreases in international and long-distance traffic, the elimination in Mexico of interconnection rates and national roaming charges and the reduction of interconnection rates in other jurisdictions where we operate, including, principally, Colombia, Ecuador and Brazil.

Fixed Voice—Fixed voice revenues for 2015 decreased by 8.7%, or Ps.9.9 billion, over 2014. At constant exchange rates, fixed voice revenues for 2015 decreased by 5.4% from 2014, or 12.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reduced traffic, principally in long-distance calls, in part explained by the growing use of wireless technology and the effects of regulatory changes in some of the countries where we operate, such as in Mexico and Colombia.

Wireless Data—Wireless data revenues for 2015 increased by 20.6%, or Ps.40.2 billion, over 2014. At constant exchange rates, wireless data revenues for 2015 increased by 17.8% over 2014, or 12.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects increased use of services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, driven in part by the increased use of social networking websites and content downloading on tablets and notebooks.

Fixed Data—Fixed data revenues for 2015 increased by 7.5%, or Ps.7.3 billion, over 2014. At constant exchange rates, fixed data revenues for 2015 increased by 13.0% over 2014, or 8.3% excluding the effects of consolidating Telekom Austria. This increase principally reflects growth in residential broadband services, driven by higher quality services with greater coverage and the growth of corporate data services, such as cloud, dedicated lines, leasing and data center services.

Pay TV—Pay TV revenues for 2015 decreased by 4.6%, or Ps.3.1 billion, over 2014. At constant exchange rates, Pay TV revenues for 2015 increased by 8.7% over 2014, or 7.8% excluding the effects of consolidating Telekom Austria. This increase primarily reflects growth in fixed RGUs and increased revenues, driven by new plans and channel packages that integrate multiple services, particularly in Brazil, Colombia, Peru and Ecuador.

Equipment, Accessories and Computer Sales—Revenues from equipment, accessories and computer sales for 2015 increased by 20.8%, or Ps.19.9 billion, over 2014. At constant exchange rates, revenues from equipment, accessories and computer sales for 2015 increased by 20.2% over 2014, or 17.7% excluding the effects of consolidating Telekom Austria. This increase principally reflects an increase in sales of higher-end smart phones, feature phones and other data-enabled devices, as well as an increase in handset, tablet and electronics sales, driven by new commercial plans and promotions among postpaid and prepaid subscribers.

Other Services—Revenues from other services for 2015 increased by 16.7%, or Ps.3.6 billion, over 2014. At constant exchange rates, revenues from other services for 2015 increased by 17.0% over 2014, or 10.1% excluding the effects

Operating and Financial Review and Prospects

of consolidating Telekom Austria. This increase principally reflects an increase in revenues from advertising, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2015 increased by 8.3%, or Ps.32.0 billion, over 2014, representing 46.8% of operating revenues for 2015 compared to 45.5% of operating revenues for 2014. At constant exchange rates, cost of sales and services for 2015 increased by 7.2% over 2014, or 3.5% excluding the effects of consolidating Telekom Austria.

Cost of sales was Ps.145.8 billion for 2015, an increase of 12.4% from Ps.129.6 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of sales was Ps.137.3 billion for 2015 and Ps.125.1 billion for 2014. This increase primarily reflects the increase in sales of smartphones to subscribers in all countries in which we operate, and an increase in the subsidies we provide in order to acquire and retain subscribers and to incentivize prepaid subscribers to switch to postpaid plans.

Cost of services was Ps.272.3 billion for 2015, an increase of 6.2% from Ps.256.5 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of services was Ps.251.7 billion for 2015 and Ps.246.9 billion for 2014. This increase primarily reflects an increase in costs related to our Pay TV business, increased royalty payments and an increase in leasing, network maintenance and labor costs.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2015 increased by 9.6%, or Ps.17.8 billion, over 2014. As a percentage of operating revenues, commercial, administrative and general expenses for 2015 and 2014 were 22.8% and 21.9%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2015 increased by 11.6% over 2014, or 8.7% excluding the effects of consolidating Telekom Austria. This increase primarily reflects increased expenses related to higher customer service costs, including increases in the number of customer service centers and employees, as we seek to provide better customer care and quality of service.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at rates of 15.0% and 10.0%, respectively, of taxable income. We account for these amounts under commercial, administrative and general expenses.

Other expenses—Other expenses for 2015 increased by 10.4%, or Ps.0.5 billion, over 2014 principally as a result of the consolidation of Telekom Austria.

Depreciation and amortization—Depreciation and amortization for 2015 increased by 9.3%, or Ps.10.7 billion, over 2014. As a percentage of operating revenues, depreciation and amortization for 2015 increased slightly to 14.1% compared to 13.6% for 2014. This increase primarily reflects the consolidation of Telekom Austria. At constant exchange rates, depreciation and amortization for 2015 increased by 13.4%, or 6.1% excluding the effects of consolidating Telekom Austria. This increase primarily reflects capital expenditures made in recent years in connection with two new satellites placed into orbit in Brazil.

Operating Income

Operating income for 2015 decreased by 9.6%, or Ps.15.1 billion, from 2014. Operating margin (operating income as a percentage of operating revenues) for 2015 was 15.8% compared to 18.5% for 2014. Excluding the effects of consolidating Telekom Austria, operating income for 2015 decreased by 13.1% and operating margin decreased by

Operating and Financial Review and Prospects

2.7%, due principally to higher subscriber acquisition costs, network maintenance and customer service, as well as the growth of lower-margin businesses, such as TracFone, and greater depreciation and amortization charges.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2015 increased by Ps.2.0 billion, or 8.0%, over 2014, or 3.4% excluding the effects of consolidating Telekom Austria, attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, and an increase in our net debt.

Foreign Currency Exchange Loss, Net—We recorded a net foreign currency exchange loss of Ps.79.0 billion for 2015, compared to a net foreign currency exchange loss of Ps.28.6 billion for 2014. Excluding the effects of consolidating Telekom Austria, net foreign currency exchange losses more than doubled when compared to 2014, principally attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The changes in valuation of derivatives, interest cost from labor obligations and other financial items, net, represented a gain of Ps.21.5 billion for 2015, compared to a loss of Ps.10.2 billion for 2014. This item reflects the gain recorded as a result of the change in the accounting of our investment in KPN from the equity method to an available-for-sale equity security, a loss recorded on our sale of KPN shares in 2014 as well as value gains on the derivative instruments we use to hedge against exchange rate risk in our indebtedness.

Equity interest in net losses of associated companies—Our share of the net losses of associated companies accounted for under the equity method was Ps.1.4 billion in 2015 and Ps.6.1 billion in 2014. Our results from equity-method investees for 2015 principally reflect our interest in KPN through June 2015 and our equity interest in Telekom Austria for the first six months of 2014.

Income Tax—Our income tax expenses for 2015 decreased by 51.7% over 2014. This was principally due to increases in our net foreign currency exchange losses as a result of the depreciation of the Mexican peso against the currencies in which a portion of our debt is denominated.

Our effective corporate income tax rate as a percentage of profit before income tax was 34.2% for 2015, compared to 45.5% for 2014. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of a decrease in both pre-tax income and the equity interest in net loss of associated companies between periods, and the gain on derecognition of the equity method investment in KPN in 2015.

Net Profit

We recorded a net profit of Ps.37.0 billion for 2015, a decrease of 22.2%, or Ps.10.5 billion, over 2014. Excluding the effects of consolidating Telekom Austria, net profit in 2015 decreased by 34.5% compared to 2014. This decrease reflects our foreign exchange losses, greater depreciation and amortization charges.

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

Operating and Financial Review and Prospects

Wireless Voice—Wireless voice revenues for 2014 decreased by 3.6%, or Ps.9.4 billion, over 2013. At constant exchange rates, wireless voice revenues for 2014 decreased by 0.7% over 2013, or 3.5% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the effective price-per-minute for calls, the elimination of interconnection rates and national roaming charges in Mexico and the reduction of interconnection rates in other jurisdictions where we operate, principally Colombia.

Fixed Voice—Fixed voice revenues for 2014 increased by 2.6%, or Ps.2.9 billion, over 2013. At constant exchange rates, fixed voice revenues for 2014 increased by 4.2% over 2013, or decreased by 2.6% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reduced traffic, principally long-distance, in part explained by increased penetration of wireless technology, and new regulatory measures affecting companies operating in the telecommunications sector in countries in which we operate, such as Colombia and Mexico.

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

Fixed Data—Fixed data revenues for 2014 increased by 14.7%, or Ps.12.5 billion, over 2013. At constant exchange rates, fixed data revenues for 2014 increased by 17.9% over 2013, or 12.6% ,excluding the effects of consolidating Telekom Austria. This increase principally reflects residential broadband services growth, fueled by higher quality services with greater coverage, and the growth of corporate data services such as cloud, dedicated lines, leasing and data center services.

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

Other Services—Revenues from other services for 2014 increased by 11.8%, or Ps.2.3 billion, over 2013. At constant exchange rates, revenues from other services for 2014 increased by 25.4% over 2013, or decreased by 7.6% excluding the effects of consolidating Telekom Austria. This decrease reflects a fall in revenues from other services such as wireless security services, telephone directories and call center services.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2014 increased by 7.8%, or Ps.27.8 billion, over 2013, representing 45.5% of operating revenues compared to 45.6% of operating revenues for 2013. At constant exchange rates, cost of sales and services for 2014 increased by 10.4% over 2013, or 6.4% excluding the effects of consolidating Telekom Austria.

Operating and Financial Review and Prospects

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

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2014 increased by 11.1%, or Ps.18.5 billion, over 2013. As a percentage of operating revenues, commercial, administrative and general expenses for 2014 and 2013 were 21.9% and 21.3%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2014 increased by 14.9% over 2013, or 7.1% excluding the effects of consolidating Telekom Austria. This primarily reflects increased expenses related to higher customer service costs, including increases in the number of customer service centers and employees, in order to provide better customer care and quality of service.

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

Operating and Financial Review and Prospects

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

Equity interest in net income of associated companies—Our share of the net loss of associated companies accounted for under the equity method was Ps.6.1 billion in 2014 and Ps.0.04 billion in 2013. Our results from equity-method investees for 2014 primarily reflect our interest in KPN, which we acquired in 2012 and our equity interest in Telekom Austria for the first six months of 2014.

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

Net Profit

We recorded net profit of Ps.47.5 billion for 2014, a decrease of 36.6%, or Ps.27.5 billion, from net profit of Ps.75.0 billion in 2013. Excluding the effects of consolidating Telekom Austria, net profit in 2014 decreased by 40.5% compared to 2013. This decrease reflects our foreign exchange losses, greater depreciation and amortization charges and a higher tax burden.

SEGMENT RESULTS OF OPERATIONS

We discuss below the operating results of each reportable segment. Note 22 to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries do business affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period)
	2013	% Change	2014	% Change	2015

Brazilian real	5.9334	(4.7)	5.6574	(15.0)	4.8068

Colombian peso	0.0068	(2.5)	0.0067	(13.4)	0.0058

Argentine peso	2.3410	(29.9)	1.6406	4.5	1.7152

U.S. dollar	12.7660	4.2	13.2969	19.2	15.8504

Euro	16.9966	4.0	17.6507	(1.5)	17.3886

Operating and Financial Review and Prospects

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2013
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))

Mexico Wireless	Ps.	193,178	24.6%	Ps.	78,761	51.1%

Mexico Fixed		105,869	13.5		20,038	13.0

Brazil		199,887	25.4		11,101	7.2

Colombia		74,210	9.4		21,351	13.8

Southern Cone		61,521	7.8		6,174	4.0

Andean Region		45,113	5.7		11,910	7.7

Central America		24,219	3.1		(1,129)	(0.7)

United States		77,167	9.8		939	0.6

Caribbean		25,509	3.2		4,478	2.9

Eliminations		(20,572)	(2.5)		635	0.4

Total	Ps.	786,101	100.0%	Ps.	154,258	100.0%

	Year ended December 31, 2014
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))

Mexico Wireless	Ps.	195,710	23.1%	Ps.	73,462	46.9%

Mexico Fixed		107,518	12.7		22,284	14.5

Brazil		204,647	24.1		12,669	8.1

Colombia		75,992	9.0		17,669	11.3

Southern Cone		56,532	6.7		6,593	4.2

Andean Region		47,802	5.6		12,132	7.7

Central America		27,023	3.2		(212)	(0.1)

United States		91,097	10.7		1,520	1.0

Caribbean		25,842	3.0		4,923	3.1

Europe		37,392	4.4		5,229	3.3

Eliminations		(21,293)	(2.5)		285	0.2

Total	Ps.	848,262	100.0%	Ps.	156,554	100.0%

Operating and Financial Review and Prospects

	Year ended December 31, 2015
	Operating revenues			Operating income
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)

Mexico Wireless	Ps.	204,825	22.9%	Ps.	70,726	50.0%

Mexico Fixed		101,078	11.3		15,947	11.3

Brazil		178,174	19.9		10,879	7.7

Colombia		66,137	7.4		13,362	9.4

Southern Cone		68,948	7.7		9,185	6.5

Andean Region		51,959	5.8		7,853	5.6

Central America		34,752	3.9		1,750	1.2

United States		110,654	12.4		1,294	0.9

Caribbean		29,658	3.3		3,891	2.8

Europe		73,160	8.2		6,247	4.4

Eliminations		(25,128)	(2.8)		320	0.2

Total	Ps.	894,217	100.0%	Ps.	141,454	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments, first by comparing results for 2015 and 2014, and then by comparing results for 2014 and 2013. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 22 to our audited financial statements, which is prepared in accordance with IFRS. Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

2015 COMPARED TO 2014

Mexico Wireless

The number of net prepaid wireless subscribers for 2015 increased by 1.6% over 2014, and the number of net postpaid wireless subscribers increased by 12.8%, resulting in an increase in the total net number of wireless subscribers in Mexico of 3.1%, or 2.2 million, to approximately 73.7 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 4.7% over 2014. Adjusted revenues for 2015 increased by 2.4% over 2014. This increase was primarily due to an increase in value-added services revenues. Wireless voice revenues for 2015 decreased by 17.4% over 2014, reflecting primarily the elimination of domestic roaming charges and the

Operating and Financial Review and Prospects

elimination of termination charges. Wireless data revenues increased by 7.9% in 2015, primarily due to the increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

Segment operating income for 2015 decreased by 3.7% over 2014. Adjusted operating income for 2015 decreased by 7.3% over 2014. Segment operating margin was 34.5% in 2015 and 37.5% in 2014. Adjusted operating margin for this segment was 39.5% in 2015 and 43.7% in 2014. The decrease in operating margin in 2015 was due primarily to certain negative effects from the changes in Mexican regulation and to costs related to network maintenance and expansion, as well as network capacity to absorb higher bandwidth usage and customer service.

Mexico Fixed

The number of fixed RGUs in Mexico for 2015 decreased by 1.2% over 2014, and the number of broadband RGUs in Mexico decreased by 4.0%, resulting in a decrease in total fixed RGUs in Mexico of 2.3% to approximately 21.7 million as of December 31, 2015 over 2014. The decrease in broadband RGUs was driven primarily by a change in recognition of fixed RGUs, which now excludes those fixed RGUs that maintain a 60-day or more delinquent account.

Segment operating revenues for 2015 decreased by 6.0% over 2014. Adjusted revenues for 2015 decreased by 4.9% over 2014. This decrease was primarily due to the elimination of charges for domestic long-distance calls in January 2015. Fixed voice revenues for 2015 decreased by 18.8% over 2014, reflecting reductions in the overall number of fixed-lines, national and international long-distance rates and usage. Fixed data revenues for 2015 increased by 5.4% over 2014, reflecting an increase in revenues from broadband and corporate network services.

Segment operating income for 2015 decreased by 28.4% over 2014. Adjusted segment operating income for 2015 decreased by 29.6% over 2014. Segment operating margin was 15.8% in 2015 and 20.7% in 2014. Adjusted operating margin for this segment was 14.1% in 2015 and 19.1% in 2014. The decrease in the segment operating margin for 2015 was primarily due to increases in costs associated with customer service and service quality improvements as well as network maintenance.

Brazil

The number of net prepaid wireless subscribers for 2015 decreased by 11.0% over 2014, and the number of net postpaid wireless subscribers increased by 6.4%, resulting in a decrease in the total net number of wireless subscribers in Brazil of 7.2%, or 5.1 million over 2014, to approximately 66.0 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 3.2%, the number of broadband RGUs increased by 7.7% and the number of Pay TV RGUs decreased by 2.7%, resulting in an increase in total fixed RGUs in Brazil of 1.5% to approximately 36.6 million as of December 31, 2015 over 2014.

Segment operating revenues for 2015 decreased by 12.9% over 2014. Adjusted segment operating revenues for 2015 increased by 1.8% over 2014. This increase was primarily due to higher wireless and fixed data as well as Pay TV revenues. Wireless data revenues for 2015 increased by 23.2% and fixed data revenues for 2015 increased by 9.6%, principally due to higher customer usages of media and content-downloading data and of value-added services, such as SMS messaging and web browsing, as well as, in the case of fixed data, an increase in the fixed RGU base. Pay TV revenues for 2015 increased by 7.3% as a result of an increase in the purchase of additional services, such as video-on-demand and bundled packages. Wireless and fixed voice revenues decreased by 18.4% and 7.4%, respectively, in 2015 over 2014. The principal factors underlying the decrease in revenues were the reduction of

Operating and Financial Review and Prospects

interconnection rates and reduced long-distance and fixed-to-mobile charges. The decrease in fixed voice revenues is primarily attributable to decreases in revenues from local services and the reduction of interconnection rates and domestic long-distance calls.

Segment operating income for 2015 decreased by 14.1% over 2014. Adjusted segment operating income for 2015 increased by 2.5% over 2014. Segment operating margin was 6.1% in 2015 and 6.2% in 2014. Adjusted segment operating margin was 4.9% in 2015 and 4.9% in 2014. The decrease in segment operating margin for 2015 was primarily due to higher subscriber acquisitions, customer service and call centers costs, as well as higher advertising, rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

In 2015, the number of net prepaid wireless subscribers decreased by 3.4%, and the number of net postpaid wireless subscribers increased by 0.1%, resulting in a decrease in the total net number of wireless subscribers in Colombia of 2.7%, or 0.8 million, to approximately 29.0 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 12.7%, the number of broadband RGUs increased by 15.5% and the number of Pay TV RGUs increased by 2.3%, resulting in an increase in total fixed RGUs in Colombia of 9.3% to approximately 5.8 million as of December 31, 2015.

Segment operating revenues for 2015 decreased by 13.0% over 2014. Adjusted operating revenues for 2015 decreased by 0.5% over 2014. This decrease was primarily due to lower wireless interconnection rates, airtime use by wireless prepaid subscribers and, in the case of postpaid wireless subscribers, a decrease in subscription plan fees. Fixed and wireless data revenues increased by 10.8% and 20.6%, respectively, in 2015, primarily due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services. Fixed voice revenues increased by 9.8% and wireless voice revenues decreased by 21.8% in 2015. Pay TV revenues for 2015 increased by 16.5% as a result of an increase in the number of subscribers.

Segment operating income for 2015 decreased by 24.4% over 2014. Adjusted segment operating income for 2015 decreased by 10.1% over 2014. Segment operating margin was 20.2% in 2015 and 23.3% in 2014. Adjusted segment operating margin was 23.8% in 2015 and 26.3% in 2014. The decrease in segment operating margin for 2015 was primarily due to higher advertising, lease, maintenance and customer service costs, customer acquisition costs and costs related to TV content.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

In 2015, the number of net prepaid wireless subscribers decreased by 5.6%, and the number of net postpaid wireless subscribers increased by 4.5%, resulting in an increase in the total net number of wireless subscribers in our Southern Cone segment of 5.2%, or 1.4 million, to approximately 29.2 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 2.0%, the number of broadband RGUs increased by 8.5% and the number of Pay TV RGUs decreased by 6.5%, resulting in a decrease in total fixed RGUs in our Southern Cone segment of 0.4% to approximately 1.8 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 22.0% over 2014, reflecting an increase of 28.1% in Argentina, Paraguay and Uruguay and an increase of 6.3% in Chile. Adjusted segment operating revenues for 2015 increased by 16.7% over 2014, reflecting an increase of 22.5% in Argentina, Paraguay and Uruguay and an increase of 2.3% in Chile. The increase in operating revenues was driven primarily in Chile and Argentina from higher data usage, such as data purchased in bundled service packages. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Operating and Financial Review and Prospects

Segment operating income for 2015 increased by 39.3% over 2014, reflecting an increase in operating income of 31.8% in Argentina, Paraguay and Uruguay and an increase in operating loss of 17.6% in Chile. Adjusted segment operating income for 2015 increased by 32.6% over 2014, reflecting an increase in adjusted operating income of 26.2% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss by 13.2% in Chile.

Segment operating margin was 13.3% in 2015 and 11.7% in 2014. This increase reflects an operating margin of 28.2% in Argentina, Paraguay and Uruguay, which was partially offset by a negative operating margin of 21.4% in Chile. Adjusted segment operating margin was 15.0% in 2015, compared to 13.2% in 2014, and reflects an adjusted operating margin of 28.1% in Argentina, Paraguay and Uruguay, partially offset by a negative operating margin of 21.4% in Chile. Results of operations in this segment during 2015 are partially explained by cost efficiencies related to maintenance, commercial leases for customer services centers, stores and tower spaces and customer service centers.

Andean Region—Ecuador and Peru

In 2015, the number of net prepaid wireless subscribers decreased by 21.0%, and the number of net postpaid wireless subscribers increased by 3.7%, resulting in a decrease in the total net number of wireless subscribers in our Andean Region segment of 14.5%, or 3.5 million, to approximately 20.7 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 7.7%, the number of broadband RGUs increased by 19.8% and the number of Pay TV RGUs increased by 1.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 9.6% to approximately 1.7 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 8.7% over 2014, reflecting operating revenue increases of 10.6% in Ecuador and 6.7% in Peru. Adjusted segment operating revenues for 2015 decreased by 3.2%, reflecting a decrease of 7.1% in Ecuador and an increase of 0.5% in Peru. This decrease in operating revenues reflected, in both Ecuador and Peru, decreases in revenues from our wireless and fixed voice operations, especially prepaid voice plans, despite higher revenues from wireless data and postpaid voice plans, broadband and corporate data services.

Segment operating income for 2015 decreased by 35.3% over 2014, reflecting a decrease in operating income of 24.1% in Ecuador and a decrease of 35.2% in Peru. Adjusted segment operating income for 2015 decreased by 37.0%, reflecting a decrease of 35.4% in Ecuador and a decrease of 38.9% in Peru. Segment operating margin was 15.1% in 2015, reflecting operating margins of 23.3% in Ecuador and 14.4% in Peru, and was 25.4% in 2014. Adjusted segment operating margin was 18.6% in 2015, reflecting adjusted operating margins of 23.6% in Ecuador and 14.4% in Peru, and was 28.7% in 2014. Results of operations in all countries in this segment in 2015 were impacted by increases in customer service, marketing, sales costs, and subsidies in Ecuador, and higher postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

In 2015, the number of net prepaid wireless subscribers increased by 8.7%, and the number of net postpaid wireless subscribers increased by 15.7%, resulting in increase in the total net number of wireless subscribers in our Central America segment of 9.6%, or 1.3 million, to approximately 15.3 million as of December 31, 2015. In 2015, the number of fixed voice RGUs decreased by 0.5%, the number of broadband RGUs increased by 43.7% and the number of Pay TV RGUs increased by 6.7%, resulting in an increase in total fixed RGUs in our Central America segment of 7.5% to approximately 4.9 million as of December 31, 2015.

Operating and Financial Review and Prospects

Segment operating revenues for 2015 increased by 28.6% over 2014. Adjusted segment operating revenues for 2015 increased by 7.6% over 2014. This increase was driven primarily by increased revenues from wireless and fixed voice services and Pay TV in each country other than El Salvador, and increased revenues from wireless and fixed data services in each country, other than Nicaragua and El Salvador, partially offset by declining fixed voice usage and prices per minute for calls in El Salvador and Guatemala. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Segment operating income and adjusted segment operating income increased by approximately ten times in 2015 over 2014. Segment operating margin for 2015 was 5.0%, compared to a negative operating margin for 2014 of 0.8%. Adjusted segment operating margin for 2015 as 5.4%, compared to a negative operating margin for 2014 of 0.6%. Results of operations in all countries in the segment in 2015 were impacted by the increase in operating income, lower maintenance, customer service and acquisition costs associated with increasing our network capacity, quality and coverage in each country.

Caribbean—Dominican Republic and Puerto Rico

In 2015, the number of net prepaid wireless subscribers increased by 0.9%, and the number of net postpaid wireless subscribers increased by 9.0%, resulting in an increase in the total net number of wireless subscribers in our Caribbean segment of 3.3%, or approximately 200 thousand, to approximately 5.3 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 2.5%, the number of broadband RGUs increased by 9.0% and the number of Pay TV RGUs increased 24.6%, resulting in an increase in total fixed RGUs in our Caribbean segment of 7.0% to approximately 2.5 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 14.8% over 2014. Adjusted segment operating revenues for 2015 decreased by 3.7% over 2014. This decrease was primarily due to lower revenues from wireless and fixed-voice services in Puerto Rico, which was partially offset by an increase in wireless data revenues in the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico, and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2015 decreased by 21.0% over 2014. Adjusted segment operating income for 2015 decreased by 36.5% over 2014. Segment operating margin was 13.1% in 2015 and 19.1% in 2014. Adjusted segment operating margin was 12.6% in 2015 and 19.0% in 2014. The decrease in segment operating income and operating margin for 2015 reflected an increase in costs associated with accrued liabilities, principally our pension obligations in Puerto Rico, as well as costs associated with human resources, network maintenance and subscriber acquisitions.

United States

In 2015, the number of net prepaid wireless subscribers decreased by 1.3%, or approximately 300 thousand, to approximately 25.7 million total net wireless subscribers in the United States as of December 31, 2015.

Segment operating revenues for 2015 increased by 21.5% over 2014. Adjusted segment operating revenues for 2015 increased by 1.9% over 2014. This increase reflected higher wireless voice and data usage and revenues driven by the success of existing plans, principally those offered by Straight Talk, which often include unlimited data plans. Wireless data services increased by 2.5% during 2015 and currently represent 39.7% of segment revenues. In 2015, the number of wireless subscribers, all of which are prepaid subscribers, decreased by 1.3% to approximately 25.7 million as of December 31, 2015 over 2014.

Operating and Financial Review and Prospects

Segment operating income for 2015 decreased by 14.9% over 2014. Adjusted segment operating income for 2015 decreased by 10.8% over 2014. Segment operating margin was 1.2% in 2015 and 1.7% in 2014. Adjusted segment operating margin was 7.8% in 2015 and 8.9% in 2014. This decrease in segment operating margin for 2015 was primarily due to increased payments to third-party network operators for minutes and megabytes, as well as higher voice and data usages from unlimited plans.

Europe

In 2015, the number of net prepaid wireless subscribers increased by 0.2%, and the number of net postpaid wireless subscribers increased by 4.9%, resulting in an increase in the total net number of wireless subscribers in our Europe segment of 3.5%, or approximately 700 thousand, to approximately 20.7 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 9.9%, the number of broadband RGUs increased by 28.4% and the number of Pay TV RGUs increased by 93.7%, resulting in an increase in total fixed RGUs in our Europe segment of 28.2% to approximately 5.6 million as of December 31, 2015.

Segment operating revenues for 2015 was Ps.6,247 million. Segment operating margin and adjusted segment operating margin for 2015 were 8.5% and 13.8%, respectively. We began consolidating Telekom Austria in July 2014.

2014 COMPARED TO 2013

Mexico Wireless

In 2014, the number of net prepaid wireless subscribers decreased by 4.1%, and the number of net postpaid wireless subscribers increased by 6.0%, resulting in a decrease in the total net number of wireless subscribers in Mexico of 2.8%, or 2.0 million, to approximately 71.5 million as of December 31, 2014.

Segment operating revenues increased by 1.3% in 2014. Adjusted revenues increased 0.7% in 2014. This increase was primarily driven by an increase in value-added services revenues. Wireless voice revenues decreased by 9.6% in 2014, reflecting primarily the elimination of domestic roaming charges and the elimination of interconnection charges. Wireless data revenues increased by 14.2% in 2014, principally due to increased customer usage of value-added services.

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

Segment operating revenues increased by 1.6% in 2014. This increase was principally due to an increase in fixed data revenues. Fixed voice revenues decreased by 4.5% in 2014, reflecting reductions in the overall number of fixed lines, national and international long-distance rates and usage. Fixed data revenues increased by 9.5% over 2013, reflecting an increase in revenues from broadband and corporate network services, principally due to an increase in the fixed RGU base.

Operating and Financial Review and Prospects

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

Brazil

In 2014, the number of net prepaid wireless subscribers increased by 2.0%, and the number of net postpaid wireless subscribers increased by 9.3%, resulting in an increase in the total net number of wireless subscribers in our Brazil segment of 3.5%, or 2.4 million, to approximately 71.1 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 8.7%, the number of broadband RGUs increased by 13.6% and the number of Pay TV RGUs increased by 10.4%, resulting in an increase in total fixed RGUs in our Brazil segment of 10.4% to approximately 36.1 million as of December 31, 2014.

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

Colombia

In 2014, the number of net prepaid wireless subscribers increased by 2.8%, and the number of net postpaid wireless subscribers increased by 2.6%, resulting in an increase in the total net number of wireless subscribers in our Colombia segment of 2.8%, or 0.8 million, to approximately 29.8 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 16.1%, the number of broadband RGUs increased by 18.2% and the number of Pay TV RGUs increased by 4.7%, resulting in an increase in total fixed RGUs in our Colombia segment of 11.8% to approximately 5.3 million as of December 31, 2014.

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

Operating and Financial Review and Prospects

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

Southern Cone—Argentina, Chile, Paraguay and Uruguay

In 2014, the number of net prepaid wireless subscribers decreased by 4.7%, and the number of net postpaid wireless subscribers increased by 4.8%, resulting in a decrease in the total net number of wireless subscribers in our Southern Cone segment of 1.5%, or 0.4 million, to approximately 27.8 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 6.4%, the number of broadband RGUs increased by 6.6% and the number of Pay TV RGUs increased by 6.6%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 6.5% to approximately 1.8 million as of December 31, 2014.

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

Segment operating income increased by 6.8% in 2014, reflecting a decrease in operating income of 0.8% in Argentina, Paraguay and Uruguay and a decrease in operating loss of 15.2% in Chile. Adjusted segment operating income increased by 68.5%, reflecting an increase in adjusted operating income of 42.5% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss of 6.4% in Chile. Segment operating margin was 11.7% in 2014, reflecting an operating margin of 27.4% in Argentina, Paraguay and Uruguay and (19.3)% in Chile. Adjusted operating margin was 15.9% in 2014, reflecting an adjusted operating margin of 28.1% in Argentina, Paraguay and Uruguay and 19.3% in Chile. In 2013, adjusted operating margin was 13.1%, reflecting an adjusted operating margin of 26.2% in Argentina, Paraguay and Uruguay, and (19.3)% in Chile. Results of operations in all countries in the segment in 2014 reflected cost efficiencies related to maintenance, leases, spare parts and customer services, which grew at a lower rate than operating income, as well as a decrease in spectrum costs in Chile.

Andean Region—Ecuador and Peru

In 2014, the number of net prepaid wireless subscribers decreased by 1.0%, and the number of net postpaid wireless subscribers increased by 9.7%, resulting in an increase in the total net number of wireless subscribers in our Andean Region segment of 1.6%, or 0.4 million, to approximately 24.2 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 11.7%, the number of broadband RGUs increased by 25.8% and the number of Pay TV RGUs increased by 20.5%, resulting in an increase in total fixed RGUs in our Andean Region segment of 17.3% to approximately 1.6 million as of December 31, 2014.

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

Operating and Financial Review and Prospects

Segment operating income increased by 1.9% in 2014, reflecting operating income increases of 7.6% in Ecuador and decreases of 3.8% in Peru. Adjusted segment operating income increased by 0.8%, reflecting an increase of 3.3% in Ecuador, driven by efficiencies gained in customer services, marketing, sales costs and subsidies, which was partially offset by a decrease of 2.8% in Peru, caused by higher postpaid subscriber acquisition costs driven by a more aggressively competitive environment. Segment operating margin was 25.4% in 2014, reflecting operating margins of 33.9% in Ecuador and 23.8% in Peru. Adjusted segment operating margin was 28.6% in 2014, reflecting adjusted operating margins of 34.0% in Ecuador and 23.8% in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

In 2014, the number of net prepaid wireless subscribers decreased by 22.5%, and the number of net postpaid wireless subscribers increased by 14.9%, resulting in a decrease in the total net number of wireless subscribers in our Central America segment of 18.9%, or 3.3 million, to approximately 14.0 million as of December 31, 2014. In 2014, the number of fixed voice RGUs increased by 7.3%, the number of broadband RGUs increased by 7.0% and the number of Pay TV RGUs increased by 11.5%, resulting in an increase in total fixed RGUs in our Central America segment of 8.1% to approximately 4.6 million as of December 31, 2014.

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

Segment operating loss decreased by 81.2% in 2014. Adjusted segment operating loss decreased by 85.8%. Segment operating margin was (0.8)% in 2014 and (4.7)% in 2013. Adjusted segment operating margin was (0.6)% in 2014 and (4.5)% in 2013. This increase in adjusted segment operating margin reflected the increase in operating income, offsetting the growth in costs related to maintenance, customer service and new acquisitions associated with increasing our network capacity, quality and coverage in each country.

Caribbean—Dominican Republic and Puerto Rico

In 2014, the number of net prepaid wireless subscribers decreased by 16.8%, and the number of net postpaid wireless subscribers increased by 3.1%, resulting in a decrease in the total net number of wireless subscribers in our Caribbean segment of 11.7%, or 0.7 million, to approximately 5.0 million as of December 31, 2014. In 2014, the number of fixed voice RGUs did not change, the number of broadband RGUs increased by 8.8% and the number of Pay TV RGUs increased by 20.3%, resulting in an increase in total fixed RGUs in our Caribbean segment of 4.6% to approximately 2.4 million as of December 31, 2014.

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

Operating and Financial Review and Prospects

United States

In 2014, the number of net prepaid wireless subscribers increased by 9.9%, or 2.3 million, to approximately 26.0 million total net wireless subscribers as of December 31, 2014.

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

In 2014, the number of net prepaid wireless subscribers were 5.9 million, and the number of net postpaid wireless subscribers were 14.1 million, resulting in a total net number of wireless subscribers in our Europe segment of 20.0 million as of December 31, 2014. In 2014, the number of fixed voice RGUs were 2.0 million, the number of broadband RGUs were 1.8 million and the number of Pay TV RGUs were 0.6 million, resulting in total fixed RGUs in our Europe segment of approximately 4.4 million as of December 31, 2014.

Operating and Financial Review and Prospects

LIQUIDITY AND CAPITAL RESOURCES

Funding Requirements

We generate substantial cash flows from our operations. On a consolidated basis, operating activities provided Ps.163.7 billion in 2015 and Ps.240.6 billion in 2014. Our cash and cash equivalents amounted to Ps.45.2 billion at December 31, 2015 compared to Ps.66.5 billion at December 31, 2014. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.151.6 billion in 2015, Ps.145.6 billion in 2014 and Ps.121.8 billion in 2013. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2016 of be approximately U.S.$8.5 billion (Ps.146.7 billion).

•	In some years, we have made substantial expenditures on acquisitions.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2015, we had approximately Ps.119.6 billion of principal and amortization due in 2016.

•	We pay regular dividends. We paid Ps.37.4 billion in dividends in 2015 and Ps.17.1 billion in 2014. Our shareholders approved on April 18, 2016 the payment of a Ps.0.28 ordinary dividend per share in two installments in 2016.

•	We regularly repurchase our own shares. We spent Ps.34.4 billion repurchasing our own shares in the open market in 2015 and Ps.35.0 billion in 2014. Our shareholders have authorized additional repurchases, and as of March 31, 2016, we have spent Ps.2.2 billion repurchasing our shares in the open market in 2016, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

Off-balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

Operating and Financial Review and Prospects

Contractual Obligations

The following table summarizes certain contractual obligations as of December 31, 2015. Many of our obligations are denominated in currencies other than Mexican pesos, and in particular our purchase obligations and approximately 38% of our debt are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities. The table also does not include interest payments or payments under derivatives contracts. See Note 21 to our consolidated financial statements.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
Contractual obligations as of December 31, 2015:		(in millions)

Equipment leases	Ps.	234	Ps.	138	Ps.	96	Ps.	—	Ps.	—

Real estate leases		88,520		10,950		20,032		18,590		38,948

Short-term debt		119,590		119,590		—		—		—

Long-term debt		563,627		—		125,160		133,509		304,958

Purchase obligations		82,015		26,931		55,084		—		—

Total	Ps.	853,986	Ps.	157,609	Ps.	200,372	Ps.	152,099	Ps.	343,906

Other than the amounts in the table above, we had no other outstanding material purchase commitments as of December 31, 2015. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

Borrowings

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2015 was Ps.683.2 billion, of which Ps.119.6 billion was short-term debt (including the current portion of long-term debt), compared to Ps.603.8 billion as of December 31, 2014.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities or other short-term investments. As of December 31, 2015, we had net debt of Ps.581.7 billion, compared to Ps.537.3 billion as of December 31, 2014 (when we did not have any marketable securities or other short-term investments).

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 87.4% of our indebtedness at December 31, 2015 was denominated in currencies other than Mexican pesos (approximately 43.1% of such non-Mexican peso debt in U.S. dollars and 56.9% in other currencies), and approximately 6.5% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 38.2% of our total debt as of December 31, 2015 was denominated in U.S. dollars.

Operating and Financial Review and Prospects

The weighted average cost of all our third-party debt at December 31, 2015 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.2% per annum.

Our major categories of indebtedness at December 31, 2015 are summarized in the table below. The amounts are based on book values in our financial statements under IFRS and may differ from the principal amount.

Debt:	(millions of Mexican pesos)
Denominated in U.S. dollars:

Bank loans		39,488

2.375% Senior Notes due 2016		34,138

Floating Rate Senior Notes due 2016		12,905

5.625% Notes due 2017		10,033

5.000% Senior Notes due 2019		12,905

5.500% Senior Notes due 2019		6,492

5.000% Senior Notes due 2020		36,561

3.125% Senior Notes due 2022		27,530

6.375% Notes due 2035		16,885

6.125% Notes due 2037		6,353

6.125% Senior Notes due 2040		34,413

4.375% Senior Notes due 2042		19,788

Total	Ps.	257,492

Denominated in Mexican pesos:

Bank loans		2,632

Domestic senior notes (certificados bursátiles)		22,911

8.75% Senior Notes due 2016		4,500

9.00% Senior Notes due 2016		5,000

6.000% Senior Notes due 2019		10,000

6.45% Senior Notes due 2022		22,500

7.125% Senior Notes due 2024		11,000

8.46% Senior Notes due 2036		7,872

Total	Ps.	86,415

Denominated in euro:

Bank loans		7,316

6.375% Senior Notes due 2016		15,003

3.75% Senior Notes due 2017		18,683

4.25% Senior Notes due 2017		10,017

1.00% Senior Notes due 2018		11,210

4.125% Senior Notes due 2019		18,683

0.00% Exchangeable Bonds due 2020		52,735

3.00 % Senior Notes due 2021		18,683

Operating and Financial Review and Prospects

Debt:	(millions of Mexican pesos)
3.125% Senior Notes due 2021		15,088

4.75% Senior Notes due 2022		14,012

4.00% Senior Notes due 2022		15,756

3.259% Senior Notes due 2023		14,012

3.50% Senior Notes due 2023		6,105

Euro NC5 (Euro Series A) Capital Securities due 2073		16,815

Euro NC10 (Euro Series B) Capital Securities due 2073		10,276

Total	Ps.	244,394

Denominated in pounds sterling:

5.000% Senior Notes due 2026		12,671

5.750% Senior Notes due 2030		16,472

4.948% Senior Notes due 2033		7,603

4.375% Senior Notes due 2041		19,006

GBP NC7 Capital Securities due 2073		13,938

Total	Ps.	69,690

Denominated in Swiss francs:

2.000% Senior Notes due 2017		4,638

1.130% Senior Notes due 2018		9,447

Total	Ps.	14,085

Denominated in Japanese yen:

1.530% Senior Notes due 2016		730

2.950% Senior Notes due 2039		1,861

Total	Ps.	2,591

Denominated in Colombian pesos		2,459

Denominated in Brazilian reais		2,752

Denominated in other currencies		3,339

Total debt	Ps.	683,217

Less short-term debt and current portion of long-term debt		119,590

Total long-term debt	Ps.	563,627

Equity:

Capital stock		96,338

Total retained earnings		172,332

Other comprehensive income (loss) items		(156,392)

Non-controlling interest		48,576

Total equity	Ps.	160,854

Total capitalization (total long-term debt plus equity)	Ps.	724,481

Operating and Financial Review and Prospects

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2016 through 2037. Some bear interest at fixed rates, and others at variable rates based on TIIE (a Mexican interbank rate).

•	Global peso notes program. The Global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

•	International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local markets in Switzerland and Japan. In addition to the international notes summarized in the table above, in March 2016, we issued a total of €1.5 billion new notes divided into two tranches: €850 million aggregate principal amount of 1.500% senior notes due in 2024 and €650 million aggregate principal amount of 2.125% senior notes due in 2028.

•	Hybrid Notes. In September 2013, we issued three series of Capital Securities maturing in 2073: two series denominated in euros and totaling €1,450 million, and one series denominated in pounds sterling in the amount of £550 million. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 or 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

•	Colombian peso-denominated notes. Comcel has issued notes in the Colombian capital markets denominated in Colombian pesos. The notes outstanding as of December 31, 2015 bear interest at 7.59% and mature in 2016.

•

Bank loans. At December 31, 2015, we had approximately Ps.52,189 million outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated facilities—one for U.S.$2.5 billion (the “Dollar Facility”) expiring in 2019 and one for the Euro equivalent of U.S.$2.1 billion (the “Euro Facility”) expiring in May 2016. Loans under the facilities bear interest at variable rates based on LIBOR and EURIBOR. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil (or, under the Euro Facility, Telcel), or to sell substantially all of our assets. The Euro Facility also includes covenants that limit our ability to sell control of Telcel, to sell substantially all of Telcel’s assets, or to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the Dollar and Euro Facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria also has a

Operating and Financial Review and Prospects

revolving syndicated facility for €1.0 billion (the “TKA Facility”). The TKA Facility of €1.0 billion bears interest at EURIBOR plus 0.375% and includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduced our share ownership in, Telekom Austria.

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

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2015, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.579.3 billion (U.S.$33.7 billion) excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2015, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.103.9 billion (U.S.$6.0 billion).

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environments, and we have expenses for operations and for capital expenditures in a variety of currencies. We use cross-currency swaps and forwards to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries.

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

As of December 31, 2015, we had derivatives positions with an aggregate net fair value of Ps.30.1 billion, which are described in Note 8 to our audited consolidated financial statements. For additional information see Note 2 o) to our audited consolidated financial statements.

Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

Fair Value of Financial Assets and Liabilities

We have substantial financial assets and liabilities that we recognize at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions we use to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their market price quotations, without any deduction for transaction costs, for financial instruments such as available for sale marketable securities and certain debt instruments on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of our financial assets and liabilities could materially impact our reported financial results.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2015 to Ps.110.2 billion, or 14.6% of our operating costs and expenses. See Note 11 to our audited consolidated financial statements.

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

Impairment of Long-Lived Assets

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a

Operating and Financial Review and Prospects

valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. See Note 2 y.4) to our audited consolidated financial statements.

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

We record deferred tax assets based on the amount that we believe is more likely than not to be realized. In assessing the future realization of deferred tax assets, we consider future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income.

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

Operating and Financial Review and Prospects

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

We use estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return we assume our labor obligation plans will achieve on their investments, (ii) the rate of increase in salaries that we assume we will observe in future years, (iii) the discount rates that we use to calculate the present value of our future obligations and (iv) the expected rate of inflation. The assumptions we have applied are identified in Note 18 to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Bad Debts

We maintain an allowance for bad debts for estimated losses resulting from the failure of customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

PART III: RISK FACTORS

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

See “Regulation” under Part VI, “Legal Proceedings” under Part VII and Note 21 to our audited consolidated financial statements included in this annual report.

Risk Factors

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, Mexico has developed a new legal framework that aims to promote competition and investment in the telecommunications sector by imposing asymmetric regulation upon economic agents deemed “preponderant.” In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

Dominant and related carrier regulations could adversely affect our business by limiting our ability to pursue competitive and profitable strategies

Our regulators are authorized to impose specific requirements as to rates (including mobile termination rates), service quality and information on operators that are determined to have substantial market power in a specific market. We cannot predict what steps regulatory authorities might take in response to determinations regarding substantial market power in the countries in which we operate. However, adverse determinations against our subsidiaries could result in material restrictions on our operations. We may also face additional regulatory restrictions and scrutiny as a result of our provision of combined services.

If dominant carrier regulations are imposed on our business in the future, they could likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Legal Framework for the Regulation of Telecommunications Services in Mexico

Mexico developed a new legal framework for the regulation of telecommunications and broadcasting services, based on a package of constitutional amendments enacted in June 2013 and implementing legislation enacted in July 2014. The new Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”) issued a resolution in March 2014, determining that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and imposing certain asymmetric regulations on our Mexican fixed-line and wireless businesses. The July 2014 implementing legislation effecting the constitutional amendments, among other things, eliminated domestic long-distance call charges for fixed-line and wireless services provided by all carriers in Mexico and prohibited us from charging interconnection rates. These measures have taken effect and failure to comply with the new legal framework may result in material fines as well as restrictions on our operations and our ability to enter into new markets, such as broadcasting and Pay TV. The long-term effects of the IFT measures and the implementing legislation could be adverse to our interests in significant respects and could materially adversely affect our business and results of operations.

Risk Factors

We must continue to acquire additional radio spectrum capacity and upgrade our existing networks in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services, not only for our global system for mobile communications (“GSM”), universal mobile telecommunications systems (“UMTS”) and long-term evolution (“LTE”) networks, but also for the deployment of new generation networks to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in, among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

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

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from 5 to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied and how reversion provisions would be interpreted in practice.

In addition, the regulations in the jurisdictions in which we operate can revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. See “Regulation” under Part VI.

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

Risk Factors

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that, if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Part VI and in Note 21 to our audited consolidated financial statements included in this annual report.

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Mexico, Brazil and Ecuador. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in Note 21 to our audited consolidated financial statements included in this annual report.

Our failure to comply with anti-corruption, anti-bribery and anti-money laundering laws could harm our reputation, subject us to substantial fines and adversely affect our business

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which includes the review of internal controls over financial reporting, may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

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

Risk Factors

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.8% for the year ended December 31, 2014 and 3.9% for the year ended December 31, 2015. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We rely on key suppliers and vendors to provide equipment that we need to operate our business

We rely upon various key suppliers and vendors to provide us with handsets, network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy requirements under our concessions.

Risk Factors

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

The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content we receive from content producers and distributors, such as ring tones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and we outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers

Risk Factors

and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

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

Developments in the telecommunications sector have resulted, and may result, in substantial write-downs of the carrying value of certain of our assets

Where the circumstances require, we review the carrying value of each of our assets, subsidiaries, and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets” under Part II.

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

We have significant transactions with affiliates

We engage in various transactions with Telesites and certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), all which may be deemed for certain purposes to be under common control with América Móvil. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with related parties, sell investments to related parties and buy investments from related parties. For more information about our transactions with affiliates, see “Related Party Transactions” under Part IV.

Risk Factors

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

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, the procedure for class actions is different, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

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

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans with respect to their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments under certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under U.S. federal securities laws, with respect to its investment in América Móvil. If you invoke such governmental protection in violation of this provision, your shares could be forfeited to the Mexican government.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is organized under the laws of Mexico, with its principal place of business in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for

Risk Factors

investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to judgments of U.S. courts, of liabilities based solely on U.S. federal securities laws.

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

Risk Factors

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

Our business may be especially affected by conditions in Mexico and Brazil, two of our largest markets. For example, our results of operations were adversely affected by weak economic conditions in Brazil in 2015, and may be so affected again in the future.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2015, we reported net foreign exchange losses of Ps.79.0 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would interfere with or limit our ability to transfer funds between us and our subsidiaries

Major devaluation or depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. The Argentine peso has experienced significant devaluation in recent years and the government has adopted restrictions on access to the foreign exchange market and the transfer of foreign currency outside Argentina. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

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

PART IV: SHARE OWNERSHIP AND TRADING

Share Ownership and Trading

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2016.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(1)
L Shares (no par value)	42,532	64.6%	—

AA Shares (no par value)	22,684	34.5%	97.4%

A Shares (no par value)	607	0.9%	2.6%

Total	65,823	100.0%	100.0%

(1)	The AA Shares and A Shares of AMX, together, are entitled to elect a majority of our directors. Holders of L Shares are entitled to limited voting rights under our bylaws. See “Bylaws—Voting Rights” under this Part IV.

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”) may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Inversora Carso, S.A. de C.V., including its subsidiary Control Empresarial de Capitales, S.A. de C.V. (CEC), and their direct ownership of our shares. See “Management—Directors” and “Management—Executive Committee” under Part V and “Related Party Transactions” under this Part IV.

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2016. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under this Part IV.

Shareholder	Shares Owned (millions)	Percent of Class(1)
AA Shares:

Family Trust(2)	10,894	48.0%

Inversora Carso(3)	6,431	28.3%

Carlos Slim Helú(2)	1,879	8.2%

L Shares:

Family Trust(2)	5,998	14.3%

Inversora Carso(3)	3,886	9.1%

Carlos Slim Helú(2)	3,072	7.3%

(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2016.

(2)	The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 15.6% and 22.5%, respectively, of each series. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of any class of our shares.

Share Ownership and Trading

(3)	Formerly known as Inmobiliaria Carso. Includes shares owned by subsidiaries of Inversora Carso. Based on beneficial ownership reports filed with the SEC, Inversora Carso is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

As of March 31, 2016, 15.3% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.3% of the L Share ADSs were held by 8,428 registered holders with addresses in the United States. As of such date, 29.1% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.5% of the A Share ADSs were held by 3,749 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

We have no information concerning the number of holdings or holders with registered addresses in the United States that hold:

•	AA Shares;

•	A Shares not represented by ADSs; or

•	L Shares not represented by ADSs.

Share Ownership and Trading

RELATED PARTY TRANSACTIONS

Our subsidiaries purchase materials or services from a variety of companies that may be deemed for certain purposes to be under common control with us, including Telesites, Grupo Carso and Grupo Financiero Inbursa and their respective subsidiaries. These services include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. In addition, we sell products in Mexico through the Sanborns and Sears Operadora México, S.A. de C.V. (“Sears”) store chains. Some of our subsidiaries also purchase network construction services and materials from subsidiaries of Grupo Carso. Our subsidiaries purchase these materials and services on terms no less favorable than they could obtain from unaffiliated parties, and would have access to other sources if our related parties ceased to provide them on competitive terms.

We lease space on telecommunications towers owed by Telesites, which we spun off in December 2015. We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the sites and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by IFT.

Note 7 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Share Ownership and Trading

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Payment Date	Pesos per Share	Dollars per Share
November 13, 2015	Ps.0.13	U.S.$	0.0078

September 25, 2015	Ps.0.30	U.S.$	0.0177

July 17, 2015	Ps.0.13	U.S.$	0.0082

November 14, 2014	Ps.0.12	U.S.$	0.0082

July 18, 2014	Ps.0.12	U.S.$	0.0082

November 15, 2013	Ps.0.11	U.S.$	0.0084

July 19, 2013	Ps.0.11	U.S.$	0.0084

In April 2016, our shareholders approved a dividend of Ps.0.28 per share, payable in two equal installments in July and November 2016. The declaration, amount and payment of dividends by América Móvil is determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors considered relevant by the holders of AA Shares and A Shares.

Our bylaws provide that holders of AA Shares, A Shares and L Shares participate equally on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See “Bylaws—Dividend Rights” and “Bylaws—Preferential Rights of L Shares” under this Part IV.

Share Ownership and Trading

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City, Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid

L Share ADSs	New York Stock Exchange—New York

A Shares	Mexican Stock Exchange—Mexico City

A Share ADSs	NASDAQ National Market—New York

The following table sets forth reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE. Prices for 2011 have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2011	Ps.	19.09	Ps.	13.67	U.S.$	26.42	U.S.$	21.10

2012		18.35		14.79		28.28		22.19

2013		16.19		11.60		25.62		18.47

2014		17.51		12.43		26.38		19.17

2015		16.44		11.96		23.58		14.06

Quarterly highs and lows
2014:

First quarter	Ps.	15.22	Ps.	12.65	U.S.$	23.37	U.S.$	19.17

Second quarter		13.52		12.43		20.80		19.33

Third quarter		17.51		13.43		26.38		20.72

Fourth quarter		16.83		15.05		25.04		20.39

2015:

First quarter	Ps.	16.37	Ps.	15.20	U.S.$	23.58	U.S.$	19.52

Second quarter		16.25		14.70		22.27		20.10

Third quarter		15.86		13.31		21.11		16.43

Fourth quarter		14.09		11.96		17.92		14.06

2016:

First quarter	Ps.	13.53	Ps.	10.92	U.S.$	15.55	U.S.$	12.16

Share Ownership and Trading

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(pesos per L Share)				(U.S. dollars per L Share ADS)
Monthly highs and lows
2015:

October	Ps.	14.09	Ps.	13.32	U.S.$	17.92	U.S.$	16.80

November		13.81		12.72		17.76		15.95

December		13.05		11.96		16.57		14.06

2016:

January	Ps.	12.79	Ps.	10.92	U.S.$	14.14	U.S.$	12.16

February		13.19		11.82		14.45		12.25

March		13.53		12.57		15.55		14.06

April (through April 15)		13.73		13.33		15.70		14.91

Source: Bloomberg

Share Ownership and Trading

The table below sets forth reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for 2011 have been adjusted to reflect the two-for-one stock split effected in June 2011.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows

2011	Ps.	18.03	Ps.	13.14	U.S.$	29.56	U.S.$	20.88

2012		18.46		14.01		28.08		21.33

2013		16.00		11.60		25.55		18.56

2014		17.61		12.50		26.46		19.16

2015		16.14		11.91		23.52		13.99

Quarterly highs and lows
2014:

First quarter	Ps.	15.58	Ps.	12.53	U.S.$	23.32	U.S.$	19.16

Second quarter		13.50		12.50		20.80		19.26

Third quarter		17.61		13.40		26.46		20.61

Fourth quarter		16.80		15.02		25.05		20.33

2015:

First quarter	Ps.	16.60	Ps.	15.01	U.S.$	23.52	U.S.$	19.50

Second quarter		16.14		14.35		22.10		20.02

Third quarter		15.78		13.30		21.08		16.36

Fourth quarter		14.02		11.91		17.93		13.99

2016:

First quarter	Ps.	13.50	Ps.	11.28	U.S.$	15.71	U.S.$	12.07

Monthly highs and lows
2015:

October	Ps.	14.02	Ps.	13.23	U.S.$	17.93	U.S.$	16.77

November		13.95		12.62		17.71		16.01

December		12.93		11.91		16.55		13.99

2016:

January	Ps.	12.20	Ps.	11.28	U.S.$	14.00	U.S.$	12.07

February		12.89		11.61		14.45		12.15

March		13.50		12.92		15.71		13.91

April (through April 15)		13.64		13.40		15.93		14.95

Source: Bloomberg

Share Ownership and Trading

BYLAWS

Set forth below is a brief summary of certain significant provisions in our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, a translation of which has been filed with the SEC as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V.

Organization and Register

América Móvil is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law (Ley del Mercado de Valores). It was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263,770.

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

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “—Voting Rights” under this Part IV. The rights of holders of all series of capital stock are identical except for the voting rights and the limitations on non-Mexican ownership of AA Shares. Any changes in the rights of the holders of a series of capital stock must be approved by a majority of the holders of that series. The AA Shares, which must always represent at least 51.0% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and our bylaws. See “—Limitations on Share Ownership” under this Part IV.

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

Share Ownership and Trading

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

Share Ownership and Trading

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

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution, subject to certain preferential rights of the L Shares. See “—Preferential Rights of L Shares” under this Part IV.

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

Share Ownership and Trading

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

Limitations on Share Ownership

Our bylaws provide that at least 20.0% of our capital stock must consist of AA Shares. Our bylaws also provide that A Shares and L Shares together cannot represent more than 80.0% of our capital stock. AA Shares can only be held or acquired by:

•	Mexican citizens;

•	Mexican corporations whose capital stock is held completely by Mexican citizens;

•	Mexican corporations in which at least 51.0% of the capital stock may only be held or acquired by (i) Mexican citizens or (ii) Mexican corporations;

•	Mexican credit and insurance companies;

•	Mexican investment companies operating under the Investment Companies Law (Ley de Sociedades de Inversión) and Mexican institutional investors as defined in the Mexican Securities Market Law; and

•	Trusts expressly permitted to acquire AA Shares in accordance with Mexican law and in which (i) the majority of the trustee’s rights are held by Mexican citizens, corporations whose capital stock is held by Mexican citizens in its majority, and Mexican credit, insurance and investment companies or (ii) the AA Shares controlled by the trust represent a minority of the outstanding AA Shares and are voted in the same manner as the majority of the outstanding AA Shares.

Share Ownership and Trading

If a foreign government or state acquires our AA Shares, such shares would immediately be rendered without effect or value.

Non-Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes.

Our bylaws include a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of our shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by our shareholders it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

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

If we wish to cancel our registration, or if it is cancelled by the CNBV, we are required to conduct a public offer to purchase all the outstanding shares prior to such cancellation. Such offer shall be addressed exclusively to those persons other than the members of the controlling group of shareholders, who were shareholders or holders of other securities representing such shares (i) as of the date set forth by the CNBV, if the registration is cancelled by resolution thereof or (ii) as of the date of the resolution adopted by the general extraordinary shareholders meeting, if the registration is cancelled voluntarily.

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

Unless the CNBV authorizes otherwise, upon the prior approval of the Board of Directors, which must take into account the opinion of the audit and corporate practices committee, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the CNBV and (ii) the authorization of not less than 95.0% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

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

Share Ownership and Trading

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

Forfeiture of shares. As required by Mexican law, our bylaws provide that any non-Mexican person who at the time of incorporation or at any time thereafter acquires an interest or participation in our capital shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under U.S. federal securities laws, with respect to its investment in América Móvil. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

Duration. Our existence under the bylaws continues indefinitely.

Purchase of our own shares. According to the bylaws, we may repurchase our shares on the Mexican Stock Exchange at any time at the then-prevailing market price. Any such repurchase must conform to guidelines established by the Board of Directors, and the amount available to repurchase shares must be approved by the general ordinary shareholders’ meeting. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which in U.S. courts permit shareholders to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “Shareholders’ Meetings.”

Share Ownership and Trading

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under U.S. federal securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from many corporate governance requirements of the NYSE and NASDAQ. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE and NASDAQ, see “Corporate Governance” under Part V.

Enforceability of Civil Liabilities

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on U.S. federal securities laws.

Share Ownership and Trading

DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon (“the Depositary”) serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from (i) taxes or other governmental charges, (ii) registration fees payable to us that may be applicable to the transfer of shares upon deposits to or withdrawals from the ADS program, (iii) cable, telex, and facsimile transmission, (iv) conversion of foreign currency into U.S. dollars or (v) servicing of the ADSs or the shares underlying ADSs. The Depositary may decide in its sole discretion to seek payment either by billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the year ended December 31, 2015, the Depositary did not pay us for any reimbursable expenses.

Share Ownership and Trading

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We periodically repurchase our L Shares and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 18, 2016, our shareholders authorized an allocation of Ps.12 billion to repurchase L Shares and A Shares from April 2016 to April 2017.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2015. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

Period	Total Number of L Shares Purchased (1)	Average Price Paid per L Share	Total Number of L Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 2015	207,500,000	16.56	207,500,000	13,512,427,602

February 2015	185,253,074	16.18	185,253,074	10,528,006,074

March 2015	231,000,000	15.69	231,000,000	6,924,801,687

April 2015	324,435,451	15.91	324,435,451	36,537,271,471

May 2015	193,780,272	15.91	193,780,272	33,470,881,476

June 2015	225,000,100	16.28	225,000,100	29,828,168,918

July 2015	304,038,044	15.98	245,538,044	25,870,474,718

August 2015	259,061,139	15.47	227,300,000	22,362,075,998

September 2015	182,712,209	14.74	97,376,690	20,924,421,154

October 2015	221,152,665	14.31	76,200,000	19,828,555,845

November 2015	450,547,335	13.91	116,000,000	18,216,547,915

December 2015	167,111,128	12.91	18,000,000	17,977,133,129

Total	2,951,591,417		2,147,383,631

(1)	This includes purchases by us and our affiliated purchasers in 2015.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Share Ownership and Trading

Period	Total Number of A Shares Purchased (1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 2015	—	—	—	13,512,427,602

February 2015	246,926	16.33	246,926	10,528,006,074

March 2015	—	—	—	6,924,801,687

April 2015	1,564,549	16.95	1,564,549	36,537,271,471

May 2015	19,728	16.20	19,728	33,470,881,476

June 2015	—	—	—	29,828,168,918

July 2015	661,856	16.50	661,856	25,870,474,718

August 2015	—	—	—	22,362,075,998

September 2015	123,310	15.02	123,310	20,924,421,154

October 2015	—	—	—	19,828,555,845

November 2015	23,475	13.70	—	18,216,574,915

December 2015	3	13.40	—	17,977,133,129

Total	2,639,847		2,616,369

(1)	This includes purchases by us and our affiliated purchasers in 2015.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Share Ownership and Trading

TAXATION OF SHARES AND ADSs

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, L Share ADSs or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta, or the “Mexican Income Tax Law”) and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effects. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

MEXICAN TAX CONSIDERATIONS

The following is a general summary of the principal consequences under the Mexican Income Tax Law and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

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

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

a.	whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;

b.	of shares or ADSs that control us;

c.	that holds 10% or more of our shares;

Share Ownership and Trading

d.	that is part of a group of persons for purposes of Mexican law that controls us (or holds 10% or more of our shares); or

e.	that is a resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law).

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder to be entitled to benefits under any of the tax treaties to which Mexico is a party, including on dispositions and dividends. These procedural requirements include, among others, the obligation to (i) prove tax treaty residence, (ii) file tax calculations made by an authorized certified public accountant or an informational tax statement, as the case may be, and (iii) appoint representatives in Mexico for taxation purposes. Parties related to the issuer may be subject to additional procedural requirements.

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

Taxation of Dispositions

The tax rate on income realized by a nonresident holder from a disposition of shares through the Mexican Stock Exchange is generally 10%, which is applied to the net gain realized on the disposition. This tax is payable through withholding made by intermediaries. However, such withholding does not apply to a nonresident holder who certifies that the holder is resident in a country with which Mexico has entered into an income tax treaty.

The sale or other transfer or disposition of shares not carried out through the Mexican Stock Exchange and not held in the form of ADSs will be subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the net gain realized from the sale of shares at a rate of 35%.

The sale or disposition of ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE, NASDAQ and Latibex) by non-residents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of ADSs by non-residents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

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

Share Ownership and Trading

Gains and gross proceeds realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax, in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

A nonresident holder generally will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares or ADSs may in certain circumstances result in the imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies, or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

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

Share Ownership and Trading

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE and the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2014 or 2015 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Share Ownership and Trading

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

PART V: CORPORATE GOVERNANCE

Corporate Governance

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

All of the current members of the Board of Directors, the Executive Committee and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed, at the annual general shareholders’ meeting held on April 18, 2016, with fourteen directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. The only alternate director was also reelected.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional thirty-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or replaced at the shareholders’ meetings. The names and positions of the members of the Board reelected at the annual general shareholders’ meeting held on April 18, 2016, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit Chairman of the Board and the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1967 2011 2017 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, Grupo Sanborns, S.A.B. de C.V. (“Grupo Sanborns”) and U.S. Commercial Corp, S.A. de C.V.

	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)

Corporate Governance

Patrick Slim Domit Vice Chairman and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1969 2004 2017 Vice Chairman of our Board of Directors Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”) and Telmex

	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1966 2000 2017 Chief Executive Officer of América Móvil Director of Grupo Carso and Telmex

	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

Carlos Slim Helú Director	Born: First elected: Term expires:	1940 2015 2017

	Principal occupation and Business experience:	Chairman of the Board of Minera Frisco, S.A.B. de C.V. and Carso Infraestructura y Construcción, S.A. de C.V.; Director of IDEAL, Grupo Sanborns and Inmuebles Carso, S.A.B. de C.V. (“Inmuebles Carso”)

Luis Alejandro Soberón Kuri Director	Born: First elected: Term expires: Principal occupation:	1960 2000 2017 Chief Executive Officer and Chairman of the Board of Servicios Corporativos CIE, S.A. de C.V. (a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. (“CIE”))

	Other directorships:	Director of CIE; Director of Banco Nacional de México, S.A.

	Business experience:	Various positions at CIE

Corporate Governance

Carlos Bremer Gutiérrez Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1960 2004 2017 Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa

	Other directorships:	Chairman of Value Grupo Financiero, S.A.B. de C.V.

	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

Juan Antonio Pérez Simón Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1941 2012 2017 Chairman of the Board and Member of the Executive Committee of Sanborn Hermanos Director of Grupo Carso, Grupo Financiero Inbursa, Sears and Elementia, S.A.

	Business experience:	Various positions at Grupo Carso

Ernesto Vega Velasco Director, Chairman of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation: Other directorships:

1937

2007

2017

Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.

Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso, IDEAL; Alternate Director of Industrias Peñoles, S.A.B. de C.V.

	Business experience:	Various positions in Desc Group, including Corporate Vice-President

Rafael Moisés Kalach Mizrahi Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1946 2012 2017 Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V. (“Grupo Kaltex”) Director of Telmex, Grupo Carso and Sears Roebuck, S.A. de C.V.

	Business experience:	Various positions in Grupo Kaltex

Corporate Governance

Antonio Cosío Pando Director	Born: First elected: Term expires: Principal occupation: Other directorships:

1968

2015

2017

Vice President of Grupo Hotelero las Brisas, S.A. de C.V. (“Grupo Brisas”), Compañía Industrial Tepeji del Río, S.A. de C.V., and Bodegas de Santo Tomás, S.A. de C.V.

Director of Grupo Financiero Inbursa, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Corporación Moctezuma S.A.B. de C.V., certain subsidiaries of Kimberly Clark de México, S.A.B. de C.V. (“Kimberly Clark de México”); Alternate Director of Telmex

	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.

Arturo Elías Ayub Director	Born: First elected: Term expires: Principal occupation: Other directorships:

1966

2011

2017

Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex

Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V.; Director of Grupo Sanborns, Grupo Carso, Sears and TM&MS LLC

	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Oscar Von Hauske Solís Director	Born: First elected: Term expires:	1957 2011 2017
	Principal occupation: Other directorships:	Chief Fixed-line Operations Officer of América Móvil Director of Telmex, Telmex Internacional, Claro Brasil; Member of Telekom Austria’s Supervisory Board

	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex

Louis C. Camilleri Director	Born: First elected: Term expires: Principal occupation:	1955 2011 2017 Chairman of Philip Morris International
	Other directorships:	Director of Ferrari N.V.
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International

Corporate Governance

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1967 2007 2017 Chief Executive Officer of Kimberly Clark de México

	Other directorships:	Director of Kimberly Clark de México, GE International México, S. de R. L. de C. V., Sistema Integral de Abasto Rural, S.A.P.I de C.V., Grupo Sanborns, and Grupo Lala, S.A.B. de C.V.

	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México

David Ibarra Muñoz Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1930 2000 2017 Retired Director of Grupo Financiero Inbursa, IDEAL, and Grupo Carso

	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

The annual ordinary general shareholders’ meeting held on April 18, 2016, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Louis C. Camilleri and Rafael Moisés Kalach Mizrahi.

María José Pérez Simón Carrera serves as alternate director for Juan Antonio Pérez Simón and was reelected for a one-year term at the annual ordinary general shareholders’ meeting held on April 18, 2016.

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

EXECUTIVE COMMITTEE

Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors, with certain exceptions. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within ten calendar days following a request from the Board of Directors, the Chief Executive Officer or the Chairman of the

Corporate Governance

Board of Directors. If the Executive Committee is unable to make a recommendation within ten calendar days, or if a majority of the Board of Directors or any other corporate body duly acting within its mandate determines in good faith that action cannot be deferred until the Executive Committee makes a recommendation, the Board of Directors is authorized to act without such recommendation. The Executive Committee may not delegate its powers to special delegates or attorneys-in-fact.

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee currently has three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee were appointed by our Mexican controlling shareholders. See “Major Shareholders” under Part IV. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, appointed by the Mexican controlling shareholders.

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

Corporate Governance

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

Corporate Governance

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

SENIOR MANAGEMENT

The names, responsibilities and prior business experience of our senior officers are as follows:

Daniel Hajj Aboumrad Chief Executive Officer	Appointed: Business experience:	2000 Director of Telmex; Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
Carlos José García Moreno Elizondo Chief Financial Officer	Appointed: Business experience:

2001

General Director of Public Credit at the Secretaría de Hacienda y Crédito Público; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Member of Telekom Austria’s Supervisory Board; Attorney at Mijares, Angoitia, Cortés y Fuentes, S.C.

Oscar Von Hauske Solís Chief Fixed-line Operations Officer	Appointed: Business experience:

2010

Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex, S.A. de C.V.; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Net Serviços de Comunicação S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

Angel Alija Guerrero Chief Wireless Operations Officer	Appointed: Business experience:	2012 Various positions in América Móvil

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

Corporate Governance

MANAGEMENT COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2015 was approximately Ps.4.3 million and Ps.60.5 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 2.8%) of our AA Shares and 1,567 million (or 3.7%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.4%) of our AA Shares and 859 million (or 2.0%) of our L Shares directly. Carlos Slim Helú, member of our Board of Directors, holds 1,879 (or 8.2%) of our AA Shares and 3,072 million (or 7.2%) of our L shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV and “Bylaws—Share Capital” under Part IV.

Except as described above, according to information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

Corporate Governance

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

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence.	Director Independence.	Director Independence.

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	There is no exemption from the independence requirement for controlled companies.

Executive Sessions.	Executive Sessions.	Executive Sessions.
Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Independent directors must have regularly scheduled executive sessions at which only independent directors are present. Rule 5605(b)(2).	Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee.	Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of	Nominating Committee. We currently do not have a nominating committee or a corporate governance committee. We are not required to have a nominating committee. However, Mexican law requires us to
Nominating/corporate governance committee composed entirely of independent directors is required. The committee must

Corporate Governance

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
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

Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit and Corporate Practices Committee performs our corporate governance functions. See “Management” under Part V.

Compensation Committee.	Compensation Committee.	Compensation Committee.

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Corporate Governance

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Audit Committee.	Audit Committee.	Audit Committee.
Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c).

We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see “Management” under Part V.

Equity Compensation Plans.	Equity Compensation Plans.	Equity Compensation Plans.
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Equity compensation plans or material amendments thereto require shareholder approval, subject to limited exemptions. Rule 5635(c).

Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities.	Shareholder Approval for Issuance of Securities.	Shareholder Approval for Issuance of Securities.

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

Corporate Governance

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Code of Business Conduct and Ethics.	Code of Business Conduct and Ethics.	Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

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

Conflicts of Interest.	Conflicts of Interest.	Conflicts of Interest.

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

Solicitation of Proxies.	Solicitation of Proxies.	Solicitation of Proxies.
Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 5620(b).

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

Corporate Governance

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
	Auditor Registration.	Auditor Registration.
	A listed company must be audited by an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board. Rule 5250(c)(3).	Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review” as defined by the CNBV.

Mancera, a member practice of Ernst & Young Global Limited, a public registered firm, our independent auditor, is registered as a public accounting firm with the Public Company Accounting Oversight Board.

Corporate Governance

CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of the inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 18, 2016.

(c)	Attestation Report of the registered public accounting firm.

Corporate Governance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the “COSO criteria”). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

Corporate Governance

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated April 18, 2016, expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
Carlos Carrillo Contreras

Mexico City, Mexico

April 18, 2016

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Corporate Governance

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

PART VI: REGULATION

Regulation

REGULATION

MEXICO

Legal Framework

Over the last three years, Mexico has developed a new legal framework for the regulation of telecommunications and broadcasting services. This legal framework is based on constitutional amendments passed in June 2013 and implementing legislation enacted in July 2014, which established the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) and the Law for the Public Broadcasting System of the Mexican State (Ley del Sistema Público de Radiodifusión del Estado Mexicano) to replace the prior statutory framework. The prior General Communications Law (Ley de Vías Generales de Comunicación) and regulations adopted thereunder remain effective under the new legal framework, except where they conflict with the new legal framework or where they have been superseded by subsequent regulation.

Under this legal framework, the IFT determines whether there is a “preponderant economic agent” in the telecommunications sector, based on number of customers, traffic or network capacity. In March 2014, the IFT determined that an “economic interest group” consisting of us and our operating subsidiaries Telcel, Telmex and Telnor, as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico as measured by the IFT on a national basis.

The 2013 constitutional amendments authorize the IFT to impose on a preponderant economic agent a special regulatory regime, as supplemented by the 2014 implementing legislation. The special regime is referred to as “asymmetric” regulation, because it applies to one market participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Part VI.

We have filed judicial proceedings to challenge the determination that we are a preponderant economic agent and the related measures imposed under the legal framework, but the 2013 constitutional amendments do not provide for interim relief from the regulations pending judicial consideration of our challenges. See Note 21 to our audited consolidated financial statements included in this annual report.

This legal framework has had a substantial impact on our business and operations in Mexico. The long-term effects will depend on further regulations and other actions by the IFT, how we and our competitors adapt, how customers behave in response and how the telecommunications and media markets develop.

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

Regulation

The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest as well as to ensure continuity of public services.

Telecommunications operators are also subject to regulation by the Federal Consumer Bureau (Procuraduría Federal del Consumidor) under the Federal Consumer Protection Law (Ley Federal de Protección al Consumidor), which regulates publicity, quality of services and information required to be provided to consumers.

Asymmetric Regulation of the Preponderant Economic Agent

Based on the IFT’s determination that we, our Mexican operating subsidiaries (Telmex, Telnor and Telcel) and certain affiliates constitute a preponderant economic agent in the telecommunications sector, we are subject to extensive specific asymmetric measures. We summarize what we believe are the most important measures below.

•	Interconnection. The 2014 legislation eliminated termination rates for the preponderant economic agent as of August 13, 2014, such that Telcel, Telmex and Telnor may not charge other operators for the termination services they provide in their networks, while continuing to pay such operators for their interconnection services.

•	Sharing of Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way; (ii) elements of our network that allow other carriers and MVNOs to offer those services we provide to our fixed-line and mobile customers; (iii) our dedicated circuits and (iv) domestic roaming services, in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). We negotiate access rates with other carriers and, if we cannot reach agreement, rates may be determined by the IFT using, as applicable, a long-run average incremental costs methodology or a “retail minus” methodology.

•	Local Loop Unbundling. We must offer other operators access to elements of our local network separately. In December 2015, the IFT notified Telmex of a resolution authorizing the modified terms and conditions of Telmex’s proposed Reference Terms for Local Loop Unbundling (Oferta de Desagregación Efectiva de la Red Local). Telmex has challenged this resolution and a decision is pending.

•	Elimination of Customer’s Domestic Roaming Fees. As of April 2014, we may no longer charge our customers roaming fees within Mexico.

•	Certain Obligations on the Provision of Retail Services. Certain rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization, in the case of fixed-line and wireless services, and to rate controls, in the case of fixed-line services only, using methodologies related to maximum prices and replicability tests that are currently under analysis by us and the IFT. We are also subject to various obligations relating to the sale of services and products, including the obligation to offer individually all services that we previously offered under a bundle scheme, the limitations on exclusivity and the obligation to unlock handsets and tablets.

•	Content. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including but not limited to the national soccer play-offs (liguilla), the FIFA world cup soccer finals and any other event where large audiences are expected at a national or regional level.

Regulation

•	Reporting of Service Obligations. We are subject to obligations related to reporting of service, including the publication of reference terms for wholesale and interconnection services that are subject to asymmetric regulation.

The measures expressly provide that they are transitory and may be terminated if the IFT declares that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. Our status as a preponderant economic agent is reviewed for this purpose every two years. As a result of such review, the IFT may modify or eliminate measures or set forth new measures, including the structural or functional separation or divestiture of assets of the preponderant economic agent. During 2016, the IFT is expected to review our preponderant economic agent status.

Concessions

Under Mexico’s legal framework, an operator of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT is the government authority that grants concessions, which may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the IFT. There are two types of concessions:

•	Network concessions. Telcel, Telmex and its subsidiary Telnor hold network concessions, granted under the previous regulatory framework, to provide specified types of services. Their ability to migrate to the new regime of unified concessions and, consequently, to provide any and all telecommunications and broadcasting services, is subject to conditions, as described under “Migration of Concessions” below.

•	Spectrum concessions. Telcel holds multiple concessions, granted under the previous regulatory framework, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions have terms of 15 to 20 years and may be extended for an additional term.

A public telecommunications concessionaire is required by law to establish an open-network architecture that permits interconnection and interoperability.

Termination of Concessions

Mexican legislation provides that under certain circumstances, some assets of a concessionaire may be acquired by the federal government upon termination of the concession. There is no specific guidance or precedent for applying these provisions, so the scope of assets covered, the compensation to the concessionaire and the procedures to be followed would depend on the type of concession, the type of assets and the interpretation of applicable legislation by the competent authorities at the time.

Migration of Concessions and Additional Services

The new legislative framework established the unified concession (concesión única), which allows the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by the concession holder. A unified concession has a term of up to 30 years, extendable for up to an equal term. Also, under this new framework a current concession may be modified to add services not previously contemplated therein.

However, as a result of our preponderant economic agent status, we are subject to additional conditions for the migration to a unified concession or the addition of a service, such as Pay TV, to a current concession, including: (i) payment of any new concession fee to be determined by the IFT, (ii) compliance with current requirements under the network concession, the 2013 constitutional amendments, the 2014 legislation and any additional measures

Regulation

imposed by the IFT on the preponderant economic agent and (iii) such other requirements, terms and conditions as the IFT may establish in the concession itself. We expect the process of migration or additional services to be lengthy and complex. Consequently, we may not be able to provide additional services, such as broadcasting, in the near term.

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 72.8 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz spectrum. The following tables summarize Telcel’s concessions.

Frequency	Region in Mexico	Initial Date	Termination Date	Fee Structure

Band A (1900 MHz)	Nationwide	Sept. 1999	Sept. 2019	Upfront

Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual

Band B (850 MHz)	Regions 4, 8	Aug. 2010	Aug. 2025	Annual

Band B (850 MHz)	Regions 5, 6, 7	Oct. 2011	Oct. 2026	Annual

Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030	Upfront

Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2018	Upfront

Band F (1900 MHz)	Nationwide	Apr. 2005	Apr. 2025	Annual

Bands B2, C, D (1.7/2.1 GHz)	B2: All AWS Regions; Band C: Nationwide; Band D: Regions 1, 5, 8	Oct. 2010	Oct. 2030	Annual

In February 2016, the IFT announced that Telcel had won in a recent spectrum auction a total of 20 MHz nationwide in the AWS-1 band and 40 MHz nationwide in the AWS-3 band, which will each expire in October 2030. We expect these new concessions to be granted to Telcel during the second quarter of 2016.

Renewal

The Band B concessions covering eight regions outside the Mexico City area were renewed in 2010 and 2011, with certain additional conditions imposed on Telcel. All of these concessions provide for a renewal for additional 15-year terms.

In October 2015, Telcel obtained the renewal of the Band B concession covering the Mexico City area (Region 9) that will now expire in October 2030.

Concession Fees

In addition to the upfront payment applicable to all of the 1900 MHz (A, D and F Bands) concessions, all 1.7/2.1 GHz (B2, C and D Bands) concessions and 850 MHz concessions (Regions 1 to 8), owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees for its Bands A and D 1900 MHz concessions since they were awarded prior to 2003, but it is required to pay them for additional 10 MHz of capacity in the 1900 MHz spectrum (Band F) acquired in 2005.

Service Quality Requirements

The concessions set forth requirements for the quality and continuity of Telcel’s services, including, in some cases, maximum rates of incomplete and dropped calls and connection time. Additionally, we are subject to the Quality of

Regulation

Local Wireless Services (Plan Técnico Fundamental de Calidad del Servicio Local Móvil, or the “2011 Technical Plan”), which imposes extensive additional service quality requirements for voice, SMS and internet services and fines for non-compliance with voice-quality requirements. Telcel has been notified of a number of proceedings seeking to impose penalties on the basis of alleged non-compliance with service quality requirements. See Note 21 to our audited consolidated financial statements included in this annual report.

Telmex’s Concessions

Telmex’s concession was granted in 1976 and amended in August 1990. Currently set to expire in 2026, Telmex’s concession may be extended for an additional 15-year term subject to additional requirements or fees that the IFT may impose. We submitted a request for the maximum allowable renewable period in March 2016. Telmex’s subsidiary, Telnor, holds a separate concession in a region located in two states in northwestern Mexico that will expire in 2026 and may be extended for an additional 15-year term thereafter. The material terms of the Telnor concession are similar to those of the Telmex concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from the Federal Commission of Telecommunications (Comisión Federal de Telecomunicaciones, or “Cofetel”) through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms.

Wireless Rates

Wireless services concessionaires are generally free to establish the prices they charge customers for telecommunications services. Wireless rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties and, if the parties cannot agree, may be imposed by the IFT, subject to certain guidelines, cost models and criteria. The establishment of interconnection rates has resulted, and may in the future result, in disputes between operators and with the IFT.

As a result of the preponderance determination, Telcel’s retail prices are subject to pre-approval by the IFT before they can take effect. In addition, the 2014 legislation established that preponderant agents may not charge termination rates. Therefore, Telcel may not charge other operators for the termination services it provides, while it continues to pay for the termination services provided to it by other operators. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Part VI.

The IFT is also authorized to impose specific rate requirements on any operator that is determined by the IFT to have substantial market power under the Federal Antitrust Law (Ley Federal de Competencia Económica) and the 2014 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see Note 21 to our audited consolidated financial statements included in this annual report.

Fixed Rates

Telmex’s concessions subject its rates for basic telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a model with the IFT every four years with its projections of units of operation for basic services, costs and prices. Telmex is free to determine the structure of its own rates, with the exception of domestic long-distance rates, which were abolished under the 2014 legislation, and of the residential line rate, which has a cap based on the long run incremental cost. As a result of the preponderance determination, Telmex’s retail prices are subject to pre-approval by the IFT before they can take effect.

Regulation

The price ceiling varies directly with the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates since March 2001, for local services, and since March 1999, for international long-distance services. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital. For services extending beyond basic telephone service, Telmex is free to set its rates.

As discussed above, under the 2014 legislation the preponderant agent may not charge interconnection rates. Therefore, Telmex may not charge other operators for the termination services it provides, while it continues to pay for the termination services provided to it by other operators.

BRAZIL

Legal Framework and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary telecommunications regulator in Brazil is the Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”), which has the authority to grant concessions and licenses for all telecommunications services, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers. Additionally, Claro Brasil is subject to regulation by the Brazilian National Cinema Agency (Agência Nacional do Cinema).

Licenses

In December 2014, we simplified our corporate structure, and our subsidiaries Embratel, Embratel Participações S.A. (“Embrapar”) and Net Serviços were merged into Claro Brasil. As a result, all licenses previously granted to Embratel and Net Serviços were transferred to Claro Brasil.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below:

Company	License	Termination Date

Claro Brasil

Fixed Local Voice Services

Domestic and International Long Distance Voice Services

Personal Communication Services

Data Services

Cable TV Services

Mobile Maritime Services

Global Mobile Satellite Services

Indefinite 2025 Indefinite Indefinite Indefinite Indefinite Indefinite

Claro TV	DTH TV Services Data Services	Indefinite Indefinite

Americel	Data Services	Indefinite

Star One	Data Services Satellite Exploitation	Indefinite See table below

Primesys	Data Services	Indefinite

Telmex do Brasil	Data Services	Indefinite

Regulation

Our Brazilian subsidiary Star One has the following authorizations for satellite exploitation:

Type	Number	Orbital Position	Issue Date	Expiration Date (15 years)
Extension (renewal)	PVSS/SPV 007/2006	63ºW, 65ºW, 68°W,70ºW, 84ºW and 92ºW – C Band	Jan. 2006	Jan. 2021

Orbital Position	PVSS/SPV 001/2003	65ºW – Ku Band	Feb. 2003	Feb. 2018

Orbital Position	PVSS/SPV 12/2007	92ºW – C and Ku Band	Nov. 2007	Nov. 2022

Orbital Position	PVSS/SPV 002/2003	70ºW – Ku Band	Oct. 2003	Oct. 2018

Orbital Position	PVSS/SPV 001/2007	75ºW – C and Ku Band	Feb. 2007	Feb. 2022

Orbital Position	PVSS/SPV 156/2012	70ºW – Ka and Ku (Planned) Band	Mar. 2012	Mar. 2027

Orbital Position	PVSS/SPV 076/2012	84ºW – Ka and Ku Band	Feb. 2012	Feb. 2027

Landing Rights	PVSS/SPV 002/2009	37.9ºW – C Band	May 2009	May 2019(1)

(1)	The C12 Satellite (AMC-12) expiration date corresponds to the end of its lifetime.

Claro Brasil holds licenses to provide services under the PCS regime in the 450 MHz, 700 MHz, 850 MHz, 900 MHz, 1800 MHz, 1900 MHz, 2100 MHz and 2500 MHz spectrum bands. Our subsidiaries expect to continue acquiring spectrum in the event Anatel conducts additional public auctions, although Claro Brasil, like many of its competitors, may be subject to a cap on the additional spectrum it may acquire.

Claro Brasil participated in the most recent auction for spectrum in December 2015. The final results from the auction have not been made public by Anatel as of the date of this report.

The following table sets forth the regions in Brazil in which our subsidiaries hold licenses to provide wireless services, as well as the termination dates of such licenses:

Frequency and Geographical Coverage	Termination Date
4G/2500 MHz:
Nationwide(1)	Oct. 2027

4G/700 MHz: Nationwide	Dec. 2029

3G/1900-2100 MHz: Nationwide	Mar. 2023

GSM/1800 MHz:
Santa Catarina, Acre, Rondônia, Tocantins, Distrito Federal, Mato Grosso,	Mar. 2023
Mato Grosso do Sul, Goiás, Minas Gerais, Paraná, Rio de Janeiro,
Espirito Santo, Rio Grande do Sul

Acre, Rondônia, Tocantins, Distrito Federal, Mato Grosso,	July 2027
Mato Grosso do Sul, Goiás

Regulation

Alagoas, Ceará, Paraĺba, Piauĺ, Pernambuco, Rio Grande do Norte,	Aug. 2027
São Paulo (Capital)

Rio de Janeiro, Espĺrito Santo, Rio Grande do Sul	Apr. 2028

São Paulo (Interior)	Mar. 2028
Amazonas, Maranhão, Roraima, Amapá, Pará	Dec. 2022

Bahia, Sergipe, Paraná, Santa Catarina	Dec. 2017

GSM/900 MHz:
Minas Gerais	Apr. 2020

Paraná (Norte)	Dec. 2022

Bahia, Paraná, Santa Catarina, Sergipe	Dec. 2017

Acre, Distrito Federal, Goiás, Rondônia, Mato Grosso, Mato Grosso do Sul,	July 2027
Tocantins

Alagoas, Ceará, Paraĺba, Piauĺ, Pernambuco, Rio Grande do Norte,	Aug. 2027
São Paulo (Capital)

Espĺrito Santo, Rio de Janeiro, Rio Grande do Sul	Apr. 2028

São Paulo (Interior)	Mar. 2028

GSM/850 MHz:
Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia,	July 2027
Tocantins

Alagoas, Ceará, Paraĺba, Pernambuco, Piauĺ, Rio Grande do Norte,	Aug. 2027
São Paulo (Capital)

Espĺrito Santo, Rio de Janeiro, Rio Grande do Sul	Apr. 2028

São Paulo (Interior)	Mar. 2028

Amazonas, Maranhão, Roraima, Amapá, Pará	Mar. 2023

GSM/450MHz: Acre, Amapá, Amazonas, Bahia, Maranhão, Pará, Rondônia,	Oct. 2027
Roraima, Tocantins, São Paulo (Capital)

(1)	In addition to the nationwide block (20+20 MHz), Claro Brasil also has four regional complementary blocks (10+10 MHz - Band P), as of December 31, 2015.

Concessions

Claro Brasil holds two fixed-line concessions to provide domestic and international long-distance telephone services. The remaining telecommunications services provided by Claro Brasil are governed by a system of licenses instead of concession arrangements.

Regulation

Concession Fees

Claro Brasil is required to pay a biannual fee equal to 2.0% of net revenues, except for the final year of the 15-year term of its PCS authorizations, in which the fee equals 1.0% of net revenues.

Claro Brasil is also required to pay a fee every two years during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from long-distance telephone services, net of taxes and social contributions, for the year preceding the payment.

Termination of Concessions

Our domestic and international long-distance fixed-line concessions provide that under certain circumstances, certain of our assets are indispensable to the provision of services under those concessions will revert to the Brazilian state upon termination of the concession. Compensation for those assets would be their depreciated cost. See Note 21 to our audited consolidated financial statements included in this annual report.

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license-holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Domestic long-distance concession-holders may adjust annually only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Claro Brasil may set international long-distance rates freely, provided it gives Anatel and the public advance notice.

Regulation of Wholesale Market Competition

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

As a wireless operator, Claro Brasil, as well as three of its primary competitors, were determined to have significant market power in the wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce wireless termination rates to 75% of the 2013 rates by February 2014, and to 50% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for wireless services applicable to operators with significant market power through 2019. Claro Brasil is also required to publish, and Anatel must approve, its reference roaming prices for voice, data and SMS on a semi-annual basis, among other measures.

In addition, Embratel was determined to have significant market power in the market for long-distance leased lines, Claro Brasil and Embratel were determined to have significant market power in the telecommunications infrastructure market and Net Serviços was determined to have significant market power in the local coaxial transmissions market, together with several of their wireless and fixed-line competitors. Following the merger of Embratel and Net Serviços into Claro Brasil, Claro Brasil is required to publish and Anatel must approve its reference offers in each such market. Moreover, wholesale contracts entered into by operators determined to have significant market power, for the sale of such operators’ services, are overseen by independent third-party companies.

In 2015, Anatel approved Claro Brasil’s wholesale reference offers with respect to national roaming, telecommunications infrastructure, long-distance leased lines, wireless termination rates, internet network interconnection and internet links.

Regulation

In light of evolving market conditions, Anatel will review its determination of which operators have significant market power on a biannual basis. Anatel began its first review in November 2014, and it has not been completed. Anatel may also propose modifications to the asymmetric measures applicable under the PGMC, which would be subject to public comment. Anatel has not disclosed when this review will be completed or when its findings will become available as of the date of this annual report.

Network Usage Fees and Fixed-Line Interconnection Rates

In July 2014, Anatel approved a resolution establishing the reference terms for fees charged in connection with wireless network and leased lines usage, and setting a price cap on fees charged for fixed network usage economic groups deemed to have significant market power. Such values, developed based on Anatel’s cost model studies, will be applicable beginning February 2016.

Fixed-line operators determined by Anatel to have significant market power in the local fixed-line market may freely negotiate interconnection rates, subject to a price cap established by Anatel. Other carriers, including Claro Brasil, may set interconnection rates up to 20.0% higher than such cap.

Other Obligations

Under applicable law and our concessions, Claro Brasil has an obligation to: (i) comply with certain coverage obligations to ensure universal access to its fixed-line voice services, (ii) contribute to the funding of transitioning from analogue to digital TV, (iii) meet quality-of-service targets and (iv) comply with applicable telecommunications services consumer rights.

COLOMBIA

Legal Framework and Principal Regulatory Authorities

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector, including wireless operations. The main audiovisual regulatory authority in Colombia with respect to Pay TV is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). We are also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.

Concessions

In November 2013, Comcel qualified for the general authorization for the provision of wireless services and was included in the register of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts and, consequently, such former concessions were terminated.

As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation (liquidación) of the agreements governing those concessions. In light of the decision from the Colombian Constitutional Court (Corte Constitucional de Colombia) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry took the position that assets under Comcel’s earlier concessions should revert to the Colombian government. Comcel disputes the ICT Ministry’s interpretation of that decision. In February 2016, the ICT Ministry issued a press release announcing that it will summon an arbitration panel to decide the applicability and scope of the reversion clauses in Comcel’s former concessions. Comcel has not been served with the announced arbitration lawsuit.

Regulation

On March 11, 2016, the Company notified the Trade, Industry and Tourism Ministry of Colombia (Ministerio de Comercio, Industria y Turismo) of its intention to submit an arbitration claim pursuant to the Free Trade Agreement between Mexico and Colombia (the “FTA Mexico – Colombia”). The purpose of the arbitration is the intended reversion of certain wireless telecommunications assets operated by Comcel. The Company will request compensation relating to breaches of the FTA Mexico – Colombia and international law provisions. This proceeding is independent of any rights that Comcel has to exercise any and all applicable legal actions against the ICT Ministry’s proceeding.

Licenses and Permits

Comcel holds licenses to provide wireless services in the spectrum frequency bands shown in the table below.

Frequency	Termination Date
2G/850 Mhz	Mar. 2024

3G/1900 Mhz
Bandwidth:
10 Mhz	Dec. 2019
5 Mhz	Sept. 2021
15 Mhz	Mar. 2024
5 Mhz	June 2016

4G/2600 Mhz
Bandwidth:
30 Mhz	Aug. 2023

In October 2013, Telmex Colombia obtained permission to provide Pay TV services under any available technology, pursuant to ANTV’s unified licensing system.

Asymmetric Charges

In 2012, the CRC issued resolutions seeking to correct an alleged market failure and imposing the following measures on Comcel: (i) asymmetric charges for call termination on Comcel’s network, with access rates lower than the rates we pay our competitors; and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls). Asymmetric access charges were expected to end by January 1, 2015.

In 2014, the CRC updated the access charges scheme applicable to all operators. While it remains unclear whether this new scheme of general applicability also has the effect of extending the specific asymmetric charges applicable to Comcel beyond January 1, 2015, the CRC has responded to Comcel’s requests for clarification by confirming that such scheme is general in nature and not targeted at Comcel.

Our competitors claim that the new scheme has the effect of extending asymmetric access charges until December 2016. Movistar and Tigo filed a claim before the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio, or “SIC”), which issued a preliminary injunction ordering Comcel to continue to apply asymmetric charges with respect to Movistar and Tigo, pending a decision on the merits of the underlying claim. In July 2015, Comcel filed challenges (demandas de nulidad) against the relevant CRC resolutions before the administrative courts. Comcel contested the preliminary injunction and vigorously defended its position that asymmetric access charges should not apply after January 1, 2015.

Regulation

SOUTHERN CONE

Argentina

Following the election of a new president in 2015, the Argentine government issued an Emergency Decree (Decretos de Necesidad y Urgencia, or “DNU”) to create a new communications ministry and regulator to oversee the telecommunications and media sectors. The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is now the main telecommunications regulatory authority in Argentina and became operational in January 2016.

As part of the measures passed under the DNU, fixed and wireless services providers are prohibited from providing DTH technology. The measures also prohibit their provision of Pay TV services through any other technology as of January 2016 and for a two-year period, which may be extended by a further year.

AMX Argentina holds licenses in the 700 MHz, 900 MHz, 1700/2100 MHz (AWS) and 1900 MHz frequency bands, some of which expire in 15 years and some which have no expiration date. Each license also contains certain coverage, reporting and service requirements as well as provides Enacom a revocation right upon a material breach of the license terms.

All telecommunications providers in Argentina must contribute approximately 1.0% of their monthly revenues to finance the provision of telecommunications services in underserved areas and to underserved persons. All providers must also meet certain quality-of-service requirements.

Chile

The General Telecommunications Law established the legal framework for telecommunications services in Chile, including the regulation of concessions, permits, rates and interconnection. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications (Subsecretaría de Telecomunicaciones).

Claro Chile holds concessions or licenses for wireless voice and data transmission in the 850 MHz and 1900 MHz frequency bands. Additionally, Claro Chile holds concessions for wireless and fixed-line data transmissions in the 700 MHz, 2.6 GHz, 3.4 GHz and 3.6 GHz bands.

Certain of Claro Chile’s concessions impose additional requirements such as coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to terminate any concession in the event of specified breaches under the terms of such concessions. Additionally Claro Chile’s concession in the 700 MHz band imposes certain obligations to expand mobile and data services in rural areas.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in case of specified breaches of the terms of a license.

AMX Paraguay holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. AMX Paraguay also holds a nationwide internet access and data transmission license. In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

Regulation

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones) is in charge of the regulation of the telecommunications industry in Uruguay.

We hold three licenses for the provision of PCS and wireless data services in Uruguay as well as additional concessions in the 1900 MHz and the 1700/2100 MHz bands. The concessions in the 1900 MHz band expire in 2024 (40 MHz) and in 2033 (10 MHz) and the concessions in the 1700/2100 MHz bands expire in 2033.

In February 2013, the Court of Administrative Disputes (Tribunal de lo Contencioso Administrativo, or “TCA”) notified Flimay that the license granted to provide DTH services was again in force, following an initial revocation. In May 2013, the administrative authorities revoked that license for a second time. Flimay filed a lawsuit against that administrative decision and in December 2014 was notified by the TCA that Flimay’s DTH license was provisionally valid. A final resolution of the trial is pending.

ANDEAN REGION

Ecuador

The primary regulatory authorities for our wireless and fixed-line operations are the National Telecommunications, Regulation and Control Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “Arcotel”) and the Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información, or “Mintel”). Arcotel is responsible for licensing and oversight of radio-electric spectrum use and telecommunications services provisions. Mintel is responsible for the promotion of equal access to telecommunications services.

In February 2015, a new Telecommunications Law (Ley Orgánica de Telecomunicaciones) went into effect. It established new regulations for operators with significant market power and fines based on operators’ incomes, as well as additional fees to be paid by operators based on the number of users. These payments are being paid quarterly on the dates established by Arcotel. For fiscal year 2015, Conecel had to pay the Ecuadorian state Ps. 967 million (U.S.$56.2 million), an amount under protest and subject to dispute, in connection with these fees, which represented approximately 5.0% of its total revenues of advanced mobile services during fiscal year 2015.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS services that expire in 2023. The PCS concession contains quality-of-service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions. Conecel also holds licenses to provide internet value-added services, wholesale services and Pay TV Services (though DTH), expiring in 2021, 2017 and 2023, respectively.

Ecuador Telecom holds a concession to offer wireless voice and fixed-line voice, public telephony and domestic and international long-distance wholesale services, as well as a license to use the 3.5 GHz frequency band that expires in 2017 and a Pay TV license that expires in 2018. In 2015, Arcotel authorized the transfer to Conecel of Ecuador Telecom’s concessions for fixed-line voice, public telephony and domestic and international long-distance wholesale services, as well as a Pay TV license. The transfer of these concessions could occur in 2016.

Peru

Claro Perú holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephony and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 850 MHz, 1900 MHz, 3.5 GHz, and 10.5 GHz band. Claro Perú is also awaiting final government authorization of its acquisition of 10 MHz in the 1700/2100 frequency band from a third-party operator.

Regulation

Each of the concessions was awarded by the MTC and covers a 20-year period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms. Claro Perú may participate in the upcoming auction for spectrum in the 700 MHz band in 2016.

In April 2015, new mobile termination rates were issued for 2015 through 2017, establishing two different rates, one for Claro Perú and Telefónica del Perú and a different one for Entel and Viettel.

Europe

Regulation

The telecommunications regulatory framework in the EU is comprised of a set of directives and regulations that apply to all EU member countries and cover fixed and wireless services, internet, broadcasting and transmission services. Austria, Bulgaria, Croatia and Slovenia are EU member countries. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.

In 2015, the EU enacted Regulation (EU) 2015/2120 concerning roaming charges and net neutrality, which will come into effect on April 30, 2016 and implemented new regulations regarding roaming and net neutrality. The new regulation foresees (i) the end of roaming charges in June 2017 and (ii) net neutrality rules protecting the right of every European to non-discriminatory access to the internet. Prior to the elimination of roaming charges under this regulation, roaming charges will be reduced in April 2016; operators will only be able to charge a small additional amount to domestic prices (up to €0.05 per minute of calls made, €0.02 per SMS sent, and €0.05 per MB of data). The net neutrality rules in the EU are similar to those in the United States with all traffic treated equally, subject to strict and clearly-identified exceptions. Telecommunications providers will still be able to offer specialized services, so long as these services are not supplied at the expense of the quality of the open internet.

Additionally, in each country where we operate, we are subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

Country	Frequency	Termination date
Austria	800 MHz	Dec. 2029
	900 MHz	Dec. 2034
	1800 MHz	Dec. 2034
	2100 MHz	Dec. 2020
	2600 MHz	Dec. 2026

Bulgaria	900 MHz	June 2024
	1800 MHz	June 2024
	2100 MHz	Apr. 2025

Croatia	800 MHz	Oct. 2024
	900 MHz	Oct. 2024
	1800 MHz	Oct. 2024
	2100 MHz	Oct. 2024

Regulation

Country	Frequency	Termination date
Belarus	900 MHz	Indefinite
	1800 MHz	Indefinite
	2100 MHz	Indefinite

Slovenia	800 MHz	May 2029
	900 MHz	Jan. 2031
	1800 MHz	Jan. 2031
	2600 MHz	May 2029
	2100 MHz	Sept. 2021

Serbia	800 MHz	Nov. 2026
	900 MHz	Nov. 2026
	1800 MHz	Nov. 2026
	2100 MHz	Nov. 2026

Macedonia	2100 MHz	Feb. 2018
	900 MHz	Sept. 2023
	2100 MHz	Mar. 2017

Other Jurisdictions

	Regulators	Concession and Licenses
Costa Rica	• Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) • Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)	• Concessions in the 1800 MHz and 2100 MHz bands for a 15-year term since 2011 • License to operate Pay TV services for a 15-year term since December 2012, in the case of DTH technology

El Salvador	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)	Concession of 50 MHz in the 1900 MHz band of which 30 MHz will expire in 2017, 10 MHz will expire in 2021, and 10 MHz will expire in 2028

Guatemala	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	Licenses in the 900 MHz and 1900 MHz bands for a 20-year term that expires in 2033

Nicaragua	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)

• Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that will expire in 2022

• Concession of 50 MHz in the 3.5 GHz band that will expire in 2022

• License to provide Pay TV services and DTH granted in 2007 and 2008, respectively

Regulation

	Regulators	Concession and Licenses
Honduras	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)

• Concession to use 80 MHz in the 1900 MHz PCS band and 40 MHz on the LTE-4G 1700/2100 MHz band that expires in 2033

• License to operate Pay TV through HFC and DTH for 10-year periods since 2007 and 2010, respectively

Panama	National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)	• License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands for a 20-year period that will expire in 2028 • License to provide Pay TV, international long-distance and value-added services

United States (TracFone)	The Federal Communications Commission (“FCC”)	Not required to hold wireless licenses to carry out its business

Dominican Republic	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones)	Concessions to use 26 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 30 MHz in the 3.5 GHz band and 40 MHz in the 1700/2100 (AWS) band that all expire in 2030

Puerto Rico	FCC and the Telecommunications Regulatory Board of Puerto Rico	Concession in the 700 MHz, 800 MHz and 1.7/2.1 GHz (AWS) bands, including 20 additional MHz won in 2015

PART VII: ADDITIONAL INFORMATION

Additional Information

EMPLOYEES

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2015.

	December 31,
	2013	2014		2015
Number of employees	173,174	191,156		195,475

Category of activity:
Wireless	58,416	75,846		77,701

Fixed	104,848	103,577		101,077

Other	9,910	11,733		16,697

Geographic location:

Mexico	82,245	83,484		88,446

South America	71,137	71,596		69,269

Central America	9,233	9,319		9,581

United States	804	849		902

Caribbean	9,755	9,666		9,605

Europe	—	16,242	(1)	17,672

(1)	We began consolidating Telekom Austria from July 1, 2014.

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

Additional Information

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

Our material legal proceedings are described in Note 21 to our audited consolidated financial statements included in this annual report and in “Regulation” under Part VI.

Additional Information

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera S.C., during the fiscal years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014		2015
	(in millions of Mexican pesos)
Audit fees	Ps.	203	Ps.	207

Audit-related fees		1		14

Tax fees		20		10

Total fees	Ps.	224	Ps.	231

Audit fees in the above table are the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms in connection with the audit of our annual financial statements and statutory and regulatory audits.

Audit-related fees in the above table are the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms for the review of reports on our operations submitted to IFT and attestation services that are not required by statute or regulation.

Tax fees in the above table are fees billed by Mancera and its affiliates for tax compliance services, tax planning services and tax advice services.

AUDIT AND CORPORATE PRACTICES COMMITTEE APPROVAL POLICIES AND PROCEDURES

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Our audit and corporate practices committee expressly approves any engagement of our independent auditors for audit or non-audit services provided to us or our subsidiaries. Prior to providing any service that requires specific pre-approval, our independent auditor and our Chief Financial Officer present to the audit committee a request for approval of services in which they confirm that the request complies with the applicable rules.

Additional Information

EXCHANGE RATES

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994.

The following table sets forth, for the periods indicated, the high, low, average and period-end rate reported by Banco de México for December 31, 2015 as published in the Official Gazette, expressed in pesos per U.S. dollar.

Period	High	Low	Average (1)	Period End
2011	14.2443	11.5023	12.4918	13.9787

2012	14.3949	12.6299	13.1670	13.0101

2013	13.4394	11.9807	12.8210	13.0765

2014	14.7853	12.8462	13.3580	14.7180

2015	17.3776	14.5559	16.0379	17.2065

October	17.0771	16.3959	16.5993	16.6219

November	16.8700	14.4196	16.6322	16.5492

December	17.3776	16.5104	17.0128	17.2065

2016

January	18.6080	17.2487	17.9456	18.2906

February	19.1754	18.0568	18.4592	18.1680

March	18.1706	17.2995	17.6721	17.4015

April (through April 15)	17.8930	17.2370	17.5549	17.4900

(1)	Average of month-end rates.

On April 15, 2016, the rate published by the Official Gazette was Ps.17.4900 to U.S.$1.00.

Additional Information

ADDITIONAL INFORMATION

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of January 13, 2016 (together with an English translation).

7.1	Calculation of Ratios of Earnings to Fixed Charges.

8.1	List of principal subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Mancera, S.C.

Additional Information

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Additional Information

GLOSSARY

Term	Definition
Broadband	High-speed data transmission in which a single cable (coaxial cable or optical fiber) can carry a large amount of data at once.

Bundle	The marketing of different services as one combined service.

Churn	Disconnection rate. The ratio of wireless subscribers disconnected during a given period to the number of subscribers at the beginning of that period.

Covered population	Population covered by our wireless networks, expressed as the population count or as a percentage of the total population.

Cloud	Cloud services are internet-based services providing users with on-demand access to resources, data and information.

Data administration	Services that plan, organize and control data resources for customers according to their needs.

Data center	A facility used to house computer systems and associated components. We use our data centers to manage a number of cloud solutions.

DTH	Direct-to-home broadcasting is a method for transmitting satellite signals directly to the subscriber’s home.

Fixed-line	Telephone services requiring the use of a metal wire or fiber optic telephone line for transmission.

Fixed RGUs	RGUs from fixed voice, fixed data and Pay TV services.

GSM	Global System for Mobile Communications. A standard used to describe the protocols for certain digital cellular networks.

GSM EDGE	Enhanced Data Rates for GSM Evolution is a 3rd generation (“3G”) standard for wireless communication of data for mobile phones and data terminals.

HFC	Hybrid fiber-coaxial is a broadband network that combines optical fiber and coaxial cable.

Hosting services	Services allowing customers to provide content on the internet, either through maintaining a webpage, an email address or other services.

IAAS	Infrastructure as a service is a cloud-service model offering virtual machines and other resources.

Interconnection rates	The charges that one telecommunications network operator charges another network operator for allowing customers to access its network.

Licensed population	Population covered by the licenses that each of our subsidiaries manages.

Long-distance	Long-distance calls are calls made outside a defined area and may incur additional charges or be subject to specific regulations.

Additional Information

LTE/4G	Long-term evolution is a 4th generation (“4G”) standard for wireless communication of high-speed data for mobile phones and data terminals.

Machine-to-machine services	Services allowing direct communication between devices over a network, including fixed and wireless devices.

Market share	A company’s subscriber base in a given country divided by the total number of subscribers in that country.

Mobile payment	Refers to payment services and applications operated and performed on a mobile device.

MHz	Megahertz. The unit of frequency to measure one thousand cycles per second that is used to determine radio frequencies.

MVNO

Mobile Virtual Network Operator. A wireless communications services provider that does not own the wireless network infrastructure but enters into agreements with other mobile service providers for the use of their networks.

Net debt	Total debt minus cash and cash equivalents, minus marketable securities or other short-term investments.

On-demand	Describes services providing customers the ability to stream content over our network immediately upon their request.

OTT services	Over-the-top Services. The provision of content, including videos, television and other information, directly from the content provider to the viewer or end user.

Pay TV	Pay Television. This refers to television services we offer to subscribers through cable and satellite networks.

PCS	Personal Communications Service is a set of wireless communications systems providing cellular, mobile or paging services.

Prepaid subscriber	A subscriber who does not hold a contract with the company for voice and data services but pays in advance for specific use of services.

Postpaid subscriber	A subscriber who has a contract with the company for voice and data services and is billed recurrently for use of services.

RGU	Revenue Generating Unit. This is an individual subscriber who provides recurring revenue.

Roaming

Allows wireless subscribers to access networks other than our own, enabling them to use their devices, including for voice and data transmission. Typically refers to using accessing a network while abroad.

SMS	Short Message Service. A text messaging service component of a fixed or wireless communication systems.

SAAS	Software as a service is a cloud-service model offering users access to software applications and databases.

Additional Information

Subscriber acquisition cost	The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is the difference between equipment cost and equipment revenues.

Total RGUs	Fixed RGUs and wireless subscribers.

UMTS	Universal Mobile Telecommunications System is a 3rd Generation mobile cellular system for networks based on the GSM standard.

VPN	Virtual private network grants users access to a private network virtually across a public network.

Wireless penetration	Total wireless subscribers in a given country divided by the total population in that country.

Additional Information

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Pages

1	Identity of directors, senior management and advisers	Not applicable	–

2	Offer statistics and expected timetable	Not applicable	–

3	Key information
	3A Selected financial data	Selected financial data	1
		Exchange Rates	122
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	48

4	Information on the Company
	4A History and development of the company	Information on the Company	4
		Liquidity and capital resources	39
	4B Business overview	Information on the Company	4
		Regulation	101
	4C Organizational structure	Exhibit 8.1	–
	4D Property, plant and equipment	Information on the Company	4

		Liquidity and capital resources	39

		Regulation	101

4A	Unresolved staff comments	None	–

5	Operating and financial review and prospects
	5A Operating results	Results of operations	22
	5B Liquidity and capital resources	Liquidity and capital resources	39
	5C Research and development, patents and licenses, etc.	Not applicable	–
	5D Trend information	Results of operations	22
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	39
	5F Tabular disclosure of contractual obligations	Contractual obligations	40

Additional Information

Item	Form 20-F caption	Location in this report	Pages

6	Directors, senior management and employees
	6A Directors and senior management	Management	83
	6B Compensation	Management compensation	91
	6C Board practices	Management	83
	6D Employees	Employees	119
	6E Share ownership	Major shareholders	60

7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	60
	7B Related party transactions	Related party transactions	62
	7C Interests of experts and counsel	Not applicable	–

8	Financial information
	8A Consolidated statements and other financial information	Consolidated Financial Statements	F-1
		Dividends	63
		Note 21 (“Commitments and Contingencies”)	F-82
	8B Significant changes	Not applicable	–

9	The offer and listing
	9A Offer and listing details	Trading markets	64
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	64
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional information
	10A Share capital	Bylaws	67
	10B Memorandum and articles of association	Bylaws	67
	10C Material contracts	Information on the Company	4
		Results of operations	22
		Related party transactions	62
	10D Exchange controls	Additional information	123
	10E Taxation	Taxation of shares and ADS	77
	10F Dividends and paying agents	Not applicable	–

Additional Information

Item	Form 20-F caption	Location in this report	Pages

	10G Statement by experts	Not applicable	–
	10H Documents on display	Additional information	123
	10I Subsidiary information	Not applicable	–

11	Quantitative and qualitative disclosures about market risk	Risk management	44

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Depositary shares	74

13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–

15	Controls and procedures	Controls and procedures	97

16	16A Audit Committee financial expert	Management	83
	16B Code of ethics	Code of ethics	100
	16C Principal accountant fees and services	Principal accountant fees and services	121
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	75
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance	92
	16H Mine safety disclosure	Not applicable	–

17	Financial statements	Not applicable	–

18	Financial statements	Consolidated Financial statements	F-1

19	Exhibits	Additional Information	123

Additional Information

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 26, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII: CONSOLIDATED FINANCIAL STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2015, 2014 and 2013

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 18, 2016, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras C.P.C. Carlos Carrillo Contreras

Mexico City, Mexico

April 18, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At December 31,
	2014		2015		Millions of U.S. dollars 2015
Assets
Current assets:
Cash and cash equivalents (Note 4)	Ps.	66,473,703	Ps.	45,160,032	US$	2,625
Marketable securities and other short-term investments (Note 5)		—		56,347,469		3,275
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net (Note 6)		145,584,407		155,241,127		9,022
Related parties (Note 7)		1,320,107		845,633		49
Derivative financial instruments (Note 8)		22,536,056		40,882,008		2,376
Inventories, net (Note 9)		35,930,282		35,577,472		2,068
Other assets, net (Note 10)		16,563,602		17,277,913		1,004

Total current assets		288,408,157		351,331,654		20,419
Non-current assets:
Property, plant and equipment, net (Note 11)		588,106,180		573,528,878		33,332
Intangibles, net (Note 12)		117,319,788		124,745,040		7,250
Goodwill (Note 12)		140,903,391		137,113,716		7,969
Investments in associated companies (Note 13)		49,262,581		3,110,570		181
Deferred income taxes (Note 14)		66,500,539		81,407,012		4,731
Other assets, net (Note 10)		27,856,033		25,249,943		1,467

Total assets	Ps.	1,278,356,669	Ps.	1,296,486,813	US$	75,349

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 15a)	Ps.	57,805,517	Ps.	119,589,786	US$	6,950
Accounts payable (Note 16a)		191,503,362		189,938,381		11,039
Accrued liabilities (Note 16b)		53,968,679		52,243,228		3,036
Income tax and other taxes payable		35,834,083		20,666,548		1,201
Derivative financial instruments (Note 8)		8,527,812		7,450,790		433
Related parties (Note 7)		3,087,292		2,246,834		131
Deferred revenues (Note 17)		31,464,235		33,399,892		1,941

Total current liabilities		382,190,980		425,535,459		24,731
Non-current-liabilities:
Long-term debt (Note 15a)		545,949,470		563,626,958		32,757
Deferred income taxes (Note 14)		14,190,442		11,589,865		674
Deferred revenues (Note 17)		1,330,757		1,052,940		61
Derivative financial instruments (Note 8)		—		3,314,146		193
Asset retirement obligations (Note 16c)		13,451,407		11,569,897		672
Employee benefits (Note 18)		86,604,565		118,943,362		6,913

Total non-current liabilities		661,526,641		710,097,168		41,270

Total liabilities		1,043,717,621		1,135,632,627		66,001

Equity (Note 19):
Capital stock		96,382,631		96,338,477		5,599
Retained earnings:
Prior years		146,188,038		137,276,667		7,976
Profit for the year		46,146,370		35,054,772		2,039

Total retained earnings		192,334,408		172,331,439		10,015
Other comprehensive loss items		(104,332,763)		(156,391,921)		(9,089)

Equity attributable to equity holders of the parent		184,384,276		112,277,995		6,525
Non-controlling interests		50,254,772		48,576,191		2,823

Total equity		234,639,048		160,854,186		9,348

Total liabilities and equity	Ps.	1,278,356,669	Ps.	1,296,486,813	US$	75,349

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the year ended December 31,
	2013		2014		2015		2015 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Mobile voice services	Ps.	265,039,903	Ps.	255,606,335	Ps.	243,576,248	US$	14,156
Fixed voice services		111,785,611		114,687,475		104,754,844		6,088
Mobile data services		159,589,580		194,882,905		235,087,506		13,663
Fixed data services		85,039,329		97,533,378		104,853,471		6,094
Paid television		60,829,310		68,378,623		65,259,697		3,793
Sales of equipment, accessories and computers		84,544,261		95,632,868		115,557,754		6,716
Other related services		19,273,027		21,540,236		25,127,107		1,460

		786,101,021		848,261,820		894,216,627		51,970

Operating costs and expenses:
Cost of sales and services		358,291,177		386,102,139		418,061,856		24,297
Commercial, administrative and general expenses		167,184,570		185,683,205		203,524,778		11,828
Other expenses		4,832,685		4,928,675		5,440,338		316
Depreciation and amortization (Notes 10, 11 and 12)		101,534,833		114,993,551		125,735,395		7,307

		631,843,265		691,707,570		752,762,367		43,748

Operating income		154,257,756		156,554,250		141,454,260		8,222

Interest income (Note 15b)		2,925,834		7,052,271		4,774,894		278
Interest expense (Note 15c)		(23,950,653)		(31,522,523)		(31,200,286)		(1,813)
Foreign currency exchange loss, net		(19,610,465)		(28,615,459)		(78,997,898)		(4,591)
Valuation of derivatives, interest cost from labor obligations and other financial items, net (Note 15d)		(8,291,535)		(10,190,261)		21,536,159		1,252
Equity interest in net income (loss) of associated companies (Note 13)		36,282		(6,073,009)		(1,426,696)		(83)

Profit before income tax		105,367,219		87,205,269		56,140,433		3,265
Income tax (Note 14)		30,392,731		39,707,549		19,179,651		1,115

Net profit for the year	Ps.	74,974,488	Ps.	47,497,720	Ps.	36,960,782	US$	2,150

Net profit for the year attributable to:
Equity holders of the parent	Ps.	74,624,979	Ps.	46,146,370	Ps.	35,054,772	US$	2,039
Non-controlling interests		349,509		1,351,350		1,906,010		111

	Ps.	74,974,488	Ps.	47,497,720	Ps.	36,960,782	US$	2,150

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	1.02	Ps.	0.67	Ps.	0.52	US$	0.03

Other comprehensive loss items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities and affiliates	Ps.	(26,888,282)	Ps.	(6,255,715)	Ps.	(35,606,320)	US$	(2,069)
Effect of fair value of derivatives, net of deferred taxes		(740,740)		(313,572)		37,495		2
Unrealized gain on available for sale securities, net of deferred taxes		—		—		4,011		—
Items that will not be reclassified to profit or loss in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes		(2,438,039)		(6,807,975)		(17,980,418)		(1,045)

Total other comprehensive loss items for the year, net of deferred taxes		(30,067,061)		(13,377,262)		(53,545,232)		(3,112)

Total comprehensive income (loss) for the year	Ps.	44,907,427	Ps.	34,120,458	Ps.	(16,584,450)	US$	(962)

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent	Ps.	45,108,504	Ps.	33,404,912	Ps.	(16,750,963)	US$	(972)
Non-controlling interests		(201,077)		715,546		166,513		10

	Ps.	44,907,427	Ps.	34,120,458	Ps.	(16,584,450)	US$	(962)

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2013, 2014 and 2015

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain on available for sale securities		Re-measurement of defined benefit plans		Cumulative Translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2012	Ps.	96,414,841	Ps.	358,440	Ps.	210,598,355	Ps.	(496,011)			Ps.	(54,077,454)	Ps.	(7,220,700)	Ps.	245,577,471	Ps.	9,270,775	Ps.	254,848,246
Net profit for the year						74,624,979										74,624,979		349,509		74,974,488
Re-measurement of defined benefit plan, net of deferred taxes												(2,289,811)				(2,289,811)		(148,228)		(2,438,039)
Effect of fair value of derivatives, net of deferred taxes								(741,321)								(741,321)		581		(740,740)
Effect of translation of foreign entities														(26,485,343)		(26,485,343)		(402,939)		(26,888,282)

Comprehensive income for the year						74,624,979		(741,321)				(2,289,811)		(26,485,343)		45,108,504		(201,077)		44,907,427
Dividends declared						(15,872,527)										(15,872,527)		(68,465)		(15,940,992)
Repurchase of shares		(22,502)				(70,923,493)										(70,945,995)				(70,945,995)
Other acquisitions of non-controlling interests						(1,466,842)										(1,466,842)		(1,100,767)		(2,567,609)

Balance at December 31, 2013		96,392,339		358,440		196,960,472		(1,237,332)				(56,367,265)		(33,706,043)		202,400,611		7,900,466		210,301,077
Net profit for the year						46,146,370										46,146,370		1,351,350		47,497,720
Effect of fair value of derivatives, net of deferred taxes								(329,112)								(329,112)		15,540		(313,572)
Re-measurement of defined benefit plan, net of deferred taxes												(6,625,463)				(6,625,463)		(182,512)		(6,807,975)
Effect of translation of foreign entities														(5,786,883)		(5,786,883)		(468,832)		(6,255,715)

Comprehensive income for the year						46,146,370		(329,112)				(6,625,463)		(5,786,883)		33,404,912		715,546		34,120,458
Dividends declared						(16,539,294)										(16,539,294)		(31,356)		(16,570,650)
Repurchase of shares		(9,708)				(34,646,254)										(34,655,962)				(34,655,962)
Acquisition of non-controlling interests arising on business combination of Telekom Austria (Note 13)								9,751				45		(290,461)		(280,665)		39,239,141		38,958,476
Capital stock increase in Telekom Austria (Note 13)																		7,181,894		7,181,894
Other acquisitions of non-controlling interests and others						54,674										54,674		(4,750,919)		(4,696,245)

Balance at December 31, 2014		96,382,631		358,440		191,975,968		(1,556,693)				(62,992,683)		(39,783,387)		184,384,276		50,254,772		234,639,048
Net profit for the year						35,054,772										35,054,772		1,906,010		36,960,782
Effect of fair value of derivatives, net of deferred taxes								37,011								37,011		484		37,495
Unrealized gain on available for sale securities, net of deferred taxes										4,011						4,011				4,011
Re-measurement of defined benefit plan, net of deferred taxes												(17,791,354)				(17,791,354)		(189,064)		(17,980,418)
Effect of translation of foreign entities														(34,055,403)		(34,055,403)		(1,550,917)		(35,606,320)

Comprehensive income (loss) for the year						35,054,772		37,011		4,011		(17,791,354)		(34,055,403)		(16,750,963)		166,513		(16,584,450)
Dividends declared						(37,192,594)										(37,192,594)		(447,085)		(37,639,679)
Repurchase of shares		(9,154)				(33,942,627)										(33,951,781)				(33,951,781)
Effect of spin-off (Note 13)		(35,000)				16,193,640										16,158,640				16,158,640
Derecognition of the equity method investment in KoninKlijke KPN, with retained available for sale financial interest (Note 13)								1,458,894				(2,060,910)		348,593		(253,423)				(253,423)
Other acquisitions of non-controlling interests and others						(116,160)										(116,160)		(1,398,009)		(1,514,169)

Balance at December 31, 2015	Ps.	96,338,477	Ps.	358,440	Ps.	171,972,999	Ps.	(60,788)	Ps.	4,011	Ps.	(82,844,947)	Ps.	(73,490,197)	Ps.	112,277,995	Ps.	48,576,191	Ps.	160,854,186

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2013		2014		2015		2015 Millions of U.S. dollars
Operating activities
Profit before income tax	Ps.	105,367,219	Ps.	87,205,269	Ps.	56,140,433	US$	3,265
Items not requiring the use of cash:
Depreciation (Note 11)		94,893,801		106,386,514		110,177,127		6,403
Amortization of intangible and other assets (Note 10 and 12)		6,641,032		8,607,037		15,558,268		904
Equity interest in net (income) loss of associated companies (Note 13)		(36,282)		6,073,009		1,426,696		83
Loss (gain) on derecognition of equity method investment (Note 13)		—		3,172,218		(11,988,038)		(697)
Loss on sale of property, plant and equipment		546,939		297,609		127,379		7
Net period cost of labor obligations (Note 18)		7,292,839		7,855,714		9,278,081		539
Foreign currency exchange (gain) loss, net		10,120,083		36,559,881		59,251,396		3,444
Interest income		(2,925,834)		(7,052,271)		(4,774,894)		(278)
Interest expense		23,950,653		31,522,523		31,200,286		1,813
Employee profit sharing		4,648,304		4,058,158		3,311,887		192
Loss on partial sales of shares of associated company (Note 15d)		896,956		5,554,612		545		—
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(5,844,528)		(3,410,626)		(18,274,034)		(1,062)
Working capital changes:
Accounts receivable from subscribers, distributors and other		(12,386,088)		(11,791,213)		(17,641,833)		(1,026)
Prepaid expenses		(1,596,241)		7,469,217		(1,765,071)		(103)
Related parties		(628,029)		470,719		113,662		7
Inventories		(9,564,979)		2,470,754		(83,902)		(5)
Other assets		(3,081,649)		(7,996,680)		(8,378,977)		(487)
Employee benefits		(13,524,328)		(14,916,385)		(3,058,536)		(178)
Accounts payable and accrued liabilities		37,754,976		14,260,208		(6,410,783)		(372)
Employee profit sharing paid		(4,013,320)		(4,737,467)		(4,055,711)		(236)
Financial instruments and other		(1,194,640)		(3,984,891)		(1,882,540)		(109)
Deferred revenues		2,541,976		1,356,453		782,803		45
Interest received		2,944,399		4,722,621		5,275,303		307
Income taxes paid		(55,013,967)		(33,542,469)		(50,602,556)		(2,943)

Net cash flows provided by operating activities		187,789,292		240,610,514		163,726,991		9,513

Investing activities
Purchase of property, plant and equipment (Note 11)		(118,416,286)		(126,265,297)		(128,039,913)		(7,441)
Acquisition of intangibles (Note 12)		(3,334,464)		(19,319,656)		(23,532,826)		(1,367)
Dividends received from associates (Note 13)		212,394		359,413		1,645,712		96
Proceeds from sale of plant, property and equipment		44,045		96,781		27,329		2
Acquisition of businesses, net of cash acquired (Note 13)		(1,730,588)		(11,910,582)		(3,457,153)		(201)
Partial sale of shares of associated company (Note 13)		4,299,360		12,066,037		633,270		37
Proceeds from repayment of related party loan (Note 13)		—		—		21,000,000		1,220
Investments in associate companies (Note 13)		(15,366,062)		(2,654,342)		(177,965)		(9)

Net cash flows used in investing activities		(134,291,601)		(147,627,646)		(131,901,546)		(7,663)

Financing activities
Loans obtained		126,301,382		44,174,698		189,073,791		10,989
Repayment of loans		(60,710,863)		(36,683,909)		(133,110,776)		(7,736)
Interest paid		(22,654,119)		(33,283,418)		(32,830,432)		(1,908)
Repurchase of shares		(70,745,785)		(35,049,327)		(34,443,084)		(2,002)
Dividends paid (Note 19)		(15,722,576)		(17,054,829)		(37,359,600)		(2,171)
Derivative financial instruments		(546,770)		653,116		(503,444)		(29)
Capital stock increase in Telekom Austria (Note 13)		—		7,181,894		—		—
Acquisition of non-controlling interests		(2,567,609)		(4,696,245)		(1,031,049)		(60)

Net cash flows used in financing activities		(46,646,340)		(74,758,020)		(50,204,594)		(2,917)

Net increase (decrease) in cash and cash equivalents		6,851,351		18,224,848		(18,379,149)		(1,067)

Adjustment to cash flows due to exchange rate fluctuations, net		(4,175,001)		85,305		(2,934,522)		(171)
Cash and cash equivalents at beginning of the year		45,487,200		48,163,550		66,473,703		3,863

Cash and cash equivalents at end of the year	Ps.	48,163,550	Ps.	66,473,703	Ps.	45,160,032	US$	2,625

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end of year	Ps.	15,146,947	Ps.	16,771,745	Ps.	12,785,347	US$	743

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2014 and 2015

(In thousands of Mexican pesos [Ps.] and thousands of U.S. dollars [US$], unless otherwise indicated)

1. Description of the business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout the United States, Latin America, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, sales of equipment, accessories and computers as well as other related services.

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

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 24 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegacion Miguel Hidalgo, 11529, Mexico City, México.

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 18, 2016, and subsequent events have been considered through that date. They will then be presented for approval by the Company’s shareholders on April 18, 2016. Those shareholders have the authority to approve and or otherwise modify the consolidated financial statements.

Relevant events in 2015

i) In March 2015, the Company announced the signing of an agreement with the telephone company Axtel in México, to settle all disputes relating to the call termination rates and issues related to interconnection, initiated in 2005. Additionally, the amounts disputed and pending relating to mobile termination services for the period 2005-2014 were settled. As consideration for the conclusion of such agreement; the signing of the interconnection agreements with Telcel for the period 2005-2015; the completion of various controversies between Axtel, Telcel, Telmex and Telnor (Telefonos del Noroeste, S.A. de C.V.), and the transfer of various litigations rights in favor of América Móvil derived administrative and judicial proceedings existing between the parties, the Company paid to Axtel the amount of Ps. 950,000. The provision for this contingency had already been recorded as an expense in prior years.

ii) On May 20, 2015 the Company placed bonds for an amount of EUR 3,000,000 thousand which may be settled in cash at the Company’s option or exchangeable into ordinary shares of KPN. The bonds have a maturity of five years and pay no interest. An exchange premium agreed for the issue was set at 45 % of the closing price, which was at a value of EUR 3.38 per share. The underlying shares of KPN are approximately 612.2 million, representing approximately 14.3% of the shares of KPN. At maturity or at maturity that investors exercise their options, AMX can choose to pay in cash, pay the underlying shares or a combination of both. (See Note 15).

iii) On July 20, 2015, anew Company owned satellite Star one C-4 was launched, which took place at the Kourou Space Center in French Guiana. This is the eighth satellite that is in orbit and has 49 KU-band transponders to provide TV services and other telecommunications services. The satellite covers the Americas from the United States of America to Tierra de Fuego in Argentina.

iv) On September 9, 2015, the Company completed the placement of EUR 750,000 thousand principal amount of mandatory exchangeable bonds. The Bonds have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears. At maturity, the bonds will be mandatory converted into ordinary shares of KPN (AMX may do a physical or cash settlement at their option), at a price of 3.34 Euros per share. The Company will have the benefit of any price increase up to 27.5% of the aforementioned price that is 4.26 Euros per share (See Note 15).

v) On September 27 and October 13, 2015, all necessary approvals from the Instituto Federal de Telecomunicaciones “IFT” and Mexican Tax Authorities were obtained for the spin-off of Telesites, S.A.B. de C.V. (“Telesites”) from América Móvil. The issuance and exchange of the shares was made in December 2015. The effects of such spin-off are described in Note 13.

vi) During 2015, there was currency depreciation mainly in the Mexican peso against the US dollar and the euro, and the Brazilian reals against the US dollar, euro and the Mexican peso. Because a significant portion of the Company debt is denominated in US dollar and euro, as well as the fact that a significant portion of the Company’s subsidiary operations have the Brazilian reals functional currency, the currency depreciation adversely affected the results of the Company as part of the foreign exchange loss of the period.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities), the trust assets of post-employment and other employee benefit plans and the investments in available for sale securities.

The preparation of these consolidated financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) Basis of consolidation

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The consolidated financial statements for the subsidiaries were prepared for the same period as the Company, applying consistent accounting policies. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee, if and only if, the Company has:

(a)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(b)	Exposure, or rights, to variable returns from its involvement with the investee, and

(c)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	The contractual arrangement with the other vote holders of the investee;

(b)	Rights arising from other contractual arrangements; and

(c)	The Company’s voting rights and potential voting rights.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognizes the carrying amount of any non-controlling interests;

•	Derecognizes the cumulative translation differences recorded in equity;

•	Recognizes the fair value of the consideration received;

•	Recognizes the fair value of any investment retained;

•	Recognizes any surplus or deficit in profit or loss; and

•	Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

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

The equity interest in the most significant subsidiaries and associated companies at December 31, 2014 and 2015, is as follows:

		Equity interest at December 31
Company name	Country	2014	2015
Subsidiaries:
AMX Tenedora, S.A. de C.V. (a)	Mexico	100.0%	100.0%
América Móvil B.V. (f.k.a. Carso Telecom B.V.) (a)	Netherlands	100.0%	100.0%
AMOV Canadá, S.A. (a)	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) (b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. y subsidiarias (“Telcel”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (b)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. (b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) (b)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V. (a)	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) (b)	USA	98.2%	98.2%
Claro Telecom Participacoes, S.A. (Claro Brasil) (a)	Brazil	100.0%	100.0%
Americel, S.A. (b)	Brazil	100.0%	99.9%
Claro S.A. (b)	Brazil	96.2%	96.4%
América Central Tel, S.A. de C.V. (“ACT”) (b)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) (b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) (b)	Nicaragua	99.6%	99.6%
Estesa Holding Corp. (a)	Panama	100.0%	100.0%
Cablenet, S.A. (b)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (“Estesa”) (b)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V. (b)	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) (b)	El Salvador	95.8%	95.8%
Cablenet, S.A. (“Cablenet”) (b)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (“Telecomoda”) (b)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (“Publicom”) (c)	El Salvador	48.8%	48.8%
CTE Telecom Personal, S.A. de C.V. (“Personal”) (b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) (b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A. (b)	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) (b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. (b)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (a)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (a)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. (b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. (b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C (b)	Peru	100.0%	100.0%
Claro Panamá, S.A. (b)	Panama	100.0%	100.0%
Carso Global Telecom, S.A. de C.V. (a)	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V. (a)	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V. (b) (1)	Mexico	97.8%	98.7%
Telmex Internacional, S.A. de C.V. (b)	Mexico	97.8%	97.8%

		Equity interest at December 31
Company name	Country	2014	2015
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Consertel) (b)	Mexico	98.4%	98.4%
Telmex Argentina, S.A. (b)	Argentina	99.7%	99.7%
Ertach, S.A. (b)	Argentina	99.8%	99.8%
Telstar, S.A. (b)	Uruguay	99.9%	99.9%
Ecuador Telecom, S.A. (b)	Ecuador	98.4%	98.4%
Claro 110, S.A. (c)	Chile	99.9%	99.9%
Sección Amarilla USA, LLC. (c)	USA	98.4%	98.4%
Publicidad y Contenido Editorial, S.A. de C.V. (c)	Mexico	98.4%	98.4%
Editorial Contenido, S.A. de C.V. (c)	Mexico	98.4%	98.4%
Plaza VIP COM, S.A.P.I. de C.V. (c)	Mexico	98.4%	100.0%
Grupo Telvista, S.A. de C.V. (c)	Mexico	89.4%	89.4%
Telekom Austria AG (b)	Austria	59.7%	59.7%
Hitss Solutions, S.A. de C.V. (f.k.a. Hildebrando Internacional, S.A. de C.V.) (c) (1)	Mexico	35.0%	68.9%
Associates:
Koninklijke KPN B.V. (“KPN”) (b) (2)	Netherlands	21.1%	N/A

(a)	Holding companies
(b)	Operating companies of mobile and fixed services
(c)	Advertising media, content companies and/or other businesses
(1)	See Note 13 for further details on its consolidation.
(2)	See Note 13 for further details on its recognition as investment available for sale.

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries (those outside of Mexico) jointly represent approximately 65%, 66% and 69% of operating revenues of 2013, 2014 and 2015, respectively, and their total assets jointly represent approximately 78% and 73% of total assets at December 31, 2014 and 2015, respectively.

The financial statements have been translated to IFRS in the respective local currency and translated into the reporting currency.

The translation of financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated as follows:

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

The Company’s consolidated statements of cash flows are presented using the indirect method.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation”. At December 31, 2014 and 2015, the cumulative translation loss was Ps. (39,783,387) and Ps. (73,490,197), respectively.

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

The Company divides its main services into seven types as presented in the consolidated statements of comprehensive income, as follows:

•	Mobile voice

•	Mobile data

•	Fixed voice

•	Fixed data

•	Pay TV

•	Sales of equipment, accessories and computers

•	Other related services

The Company accounts separately for multiple elements. To recognize the multi-elements or multiple services at its fair value, the Company assigns its fair value to each type of element. In multi-elements plans, the Company considers the price offered in each package, offered minutes and data plans offered to the subscribers.

Voice services

•	Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered in the future are initially recorded as deferred revenues.

•	Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•	Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•	Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage areas outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•	Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data

•	Value-added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Revenues from internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

•	Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided.

Sales of equipment, accessories and computers

•	Sales of mobile phone equipment, accessories and computers, which are made to authorized distributors and the general public, are recognized as revenue when the risks as rewards of ownership has passed, which is considered the time the products are delivered and accepted by the customer (distributors and general public) and the recovery of the amounts is probable. The distributors and general public do not have the right to return the products.

The majority of equipment sales are performed though distributors, though not exclusively, as a portion of these equipment sales is performed through client service centers.

Other related services

Transmission rights

•	Transmission rights include exclusive rights for the transmission of the Winter Olympic Games and the Rio de Janeiro Olympics for 2016. The related costs and expenses (amortization of its investment) are recognized when the associated revenue is recognized.

Marketing revenues

•	Advertising revenues earned through the publication of the telephone directory are recognized in straight line over the period of use of the directories.

Loyalty programs

Some subsidiaries have loyalty programs where the Company awards credits customer credit awards referred as “points”. The customer can redeem accrued “points” for awards such as devices, accessories or air time. All awards are provided by the Company.

The consideration allocated to the award credits is identified as a separate identifiable component; the corresponding liability of the award credits is measured at its fair value. The consideration allocated to award credits amount is deferred recognized as revenue at the time that such points are redeemed and the Company has fulfill its obligations to supply awards.

c) Cost of mobile equipment and computers

The cost of mobile equipment and computers is recognized at the time the client receives the device. The costs relating to the sale of such equipment is recognized in ¨cost of sales and services¨ line in the consolidated statements of comprehensive income.

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

e) Commissions to distributors

The Company’s distribution agreements have three types of commissions related to postpaid plans.

Loyalty and activation commissions are accrued monthly as an expense based on statistical information about customer retention, sales volume and the number of new customers obtained by each distributor. Retention commissions are paid when customers continue for a specified period. Volume commissions are paid at the time the distributor reaches prescribed ranges of activated clients.

In all three cases the fees are recognized within ¨commercial, administrative and general expenses¨ line in the consolidated statements of comprehensive income, as these fees are not reflected in the price of services and products.

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their market value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 10). Restricted cash is presented as part of “Other assets” within other non-current financial assets given that the restrictions are long-term in nature (See Note 10).

g) Marketable securities and other short term investments

Marketable securities and other short term investments are primarily composed of investment securities available for sale, although this line item also includes other short-term financial investments. Amounts are initially recorded at cost and adjusted to their estimated fair value. Fair value adjustments for available for sale securities are recorded through other comprehensive income, while fair value adjustments for other short-term investments are recorded in the income statement as they occur. Short term investments are those that may be liquidated between three months and one year, should the Company decide to do so.

h) Allowance for bad debts

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

The evaluation of collection risk of accounts receivables with related parties is performed annually based on an examination of each related party’s financial situation and the markets in which they operate, as well as the balance aging.

Cash collateral that clients in time left as default and according to business policies that operated the company is deducted from the account balance to be impaired once the deposit has been identified.

i) Inventories

Inventories, which are mainly composed of cellular equipment, accessories, tablets and other devices, are initially recognized at historical cost and are valued, using the average cost method, without exceeding their net realizable value.

The estimate of the realizable value of inventories on-hand is based on their age and turnover.

The difference between the sales price to the end user and the subsidized cost of equipment is recognized as an expense in the “cost of sales and service” line in the consolidated statements of comprehensive income, at the time of delivery, consequently, the cost of equipment includes the corresponding adjustments of its net realizable value.

The cost of the equipment sold in installments is recognized when charged in each of the quotas.

j) Business combinations and goodwill

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

For the years ended December 31, 2013, 2014 and 2015, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

k) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2013, 2014 and 2015 the borrowing costs that were capitalized amounted to Ps. 3,002,576, Ps. 3,258,928 and Ps. 3,524,841, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for use as intended by management, when required, the cost also includes the estimated costs for the dismantlement and removal of the asset, and for restoration of the site where it is located (See Note 15c).

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

Annual depreciation rates are as follows:

Telephone plant in operation and equipment:
Monitoring equipment and network performance	20%-33%
Base stations	5%-33%
Switching and telephone exchanges	2%-20%
Towers, antennas and engineering works	10%-13%
Measuring equipment	2%-17%
Buildings and leasehold improvements	2%-33%
Submarine cable	5%
Other assets	10%-50%

iv) The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2013, 2014 and 2015, no impairment losses were recognized.

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

l) Intangibles

i) Licenses

Licenses to operate wireless telecommunications networks are recorded for at acquisition cost or at fair value at its acquisition date, net of accumulated amortization.

The licenses that in accordance with government requirements are categorized as automatically renewable, for a nominal cost and with substantially consistent terms, are considered by the Company as intangible assets with an indefinite useful life. Accordingly, they are not amortized. Licenses are amortized when the Company does not have a basis to conclude that they are indefinite lived. Licenses are amortized using the straight-line method over a period ranging from 3 to 30 years, which represents the usage period of the assets. The payments to the governments are recognized in the cost of service and equipment.

ii) Concessions

The Company has concessions for telecommunications services granted by the governments of the countries in which it operates.

The Company has conducted an internal analysis on the applicability of IFRIC No. 12 (Service Concession Agreements) and has concluded that its concessions are outside the scope of IFRIC 12. To determine the applicability of IFRIC 12, the Company analyzes each concession or group of similar concessions in a given jurisdiction. As a threshold matter, the Company identifies those government concessions that provide for the development, financing, operation or maintenance of infrastructure used to provide a public service, and that set out performance standards, mechanisms for adjusting prices and arrangements for arbitrating disputes.

With respect to those services, the Company evaluates whether the grantor controls or regulates (i) what services the operator must provide, (ii) to whom it must provide them and (iii) the applicable price (the “Services Criterion”). In evaluating whether the applicable government, as grantor, controls the price at which the Company provides its services, the Company looks at the terms of the concession agreement, in light of all applicable regulations. If the Company determines that the concession under analysis meets the Services Criterion, then the Company evaluates whether the grantor would hold a significant residual interest in the concession’s infrastructure at the end of the term of the arrangement.

In some of the jurisdictions where the Company operates and under certain circumstances, the Company may be required to transfer certain assets covered by some of its concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. In Brazil, for example, Claro Brasil is required to maintain and file before the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”) a list of assets potentially subject to reversion. The most recent publically available filing, published by Anatel in 2014, lists potentially reversible assets for an estimated book value of Ps. 13,880,479 (3,150,000 thousand Brazilian reals). The Company believes that this list significantly overstates the extent of assets that would as a legal matter be subject to reversion, but there is no regulatory requirement or legal basis for a more refined analysis. See also Notes 11 and 21.

iii) Trademarks

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

iv) Rights of use

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

v) Customer relationships

The value of customer relations are determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers, and is amortized over the useful life of the customer relationship on a five years.

During the years ended December 31, 2013, 2014 and 2015, no impairment losses were recognized for licenses, trademarks, rights of use or customer relationships.

m) Impairment in the value of long-lived assets

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

Key assumptions used in value in use calculations

The forecasts were performed by the Company’s management in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2015.

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

The recoverable amounts are based on value in use. The value in use was determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are:

•	Margin on EBITDA is determined by dividing EBITDA (operating income plus depreciation and amortization) by total revenue.

•	Margin on CAPEX is determined by dividing capital expenditures (“CAPEX”) by total revenue.

•	Pre-tax weighted average cost of capital (“WACC”) used to discount the projected cash flows.

To determine the discount rate, the Company uses the WACC which was determined for each of the cash generating units and is described in following paragraphs.

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

The most significant forward looking estimates used for the 2014 and 2015 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2014:
Europe (7 countries)	22.99% - 77.4%	3.36% - 15.38%	6.44 - 12.66%
Brazil (fixed line, wireless and TV)	30.22%	22.66%	11.87%
Puerto Rico	29.05%	6.38%	10.88%
Dominican Republic	44.57%	11.78%	20.46%
Mexico (fixed line and wireless)	43.35%	7.43%	12.80%
Ecuador	49.81%	7.91%	20.30%
Peru	39.17%	17.22%	18.50%
El Salvador	41.60%	13.55%	14.18%
Chile	19.91%	9.10%	8.09%
Colombia	39.57%	16.64%	13.81%
Other countries	9.49% - 44.20%	0.6% - 20.91%	10.71% - 22.62%
2015:
Europe (7 countries)	24.50% - 49.46%	13.88% - 22.8%	5.19% - 15.34%
Brazil (fixed line, wireless and TV)	29.82%	19.01%	8.89%
Puerto Rico	18.97%	5.28%	5.26%
Dominican Republic	45.32%	10.90%	18.98%
Mexico (fixed line and wireless)	34.26%	10.97%	13.22%
Ecuador	32.37%	9.70%	22.52%
Peru	34.52%	14.60%	15.34%
El Salvador	41.45%	16.43%	13.30%
Chile	44.58%	33.14%	12.26%
Colombia	41.31%	17.04%	12.85%
Other countries	7.90% - 49.25%	0.5% - 17.39%	8.48% - 22.10%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX in 5% and maintaining all other assumptions the same. The sensitivity analysis would not require to the Company to additionally adjust the CGUs carrying amount long-life assets or its intangibles for impairment.

WACC- Additionally, should the Company increase by 100 basis points the WACC and maintain all other assumptions the same, the carrying amount of the long-life assets in the Central America would be impair for approximately of Ps. 200,000.

n) Leases

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

o) Financial assets and liabilities

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

– Derecognition

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

– Impairment of financial assets

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

This category generally applies to interest-bearing loans and borrowings. For more information refer to Note 15.

When a financial liability includes an embedded derivative and there are bases and foundations for segregation, the Company proceed to its separation from the main financial instrument, making removal by any statistical and econometric valuation method accepted by the International Financial Reporting Standards, and are valued periodically through profit each having a value change (see Note 8).

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

Notes 8 and 20 provides an analysis of the fair values of the Company’s financial instruments.

p) Transactions in foreign currency

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2013	2014	2015	2014	2015
Argentina (1)	Argentine Peso	2.3410	1.6405	1.7152	1.7212	1.3195
Brazil	Real	5.9334	5.6574	4.8068	5.5410	4.4065
Colombia	Colombian Peso	0.0068	0.0067	0.0058	0.0062	0.0055
Guatemala	Quetzal	1.6244	1.7195	2.0704	1.9374	2.2544
U.S.A. (2)	US Dollar	12.7660	13.2969	15.8504	14.7180	17.2065
Uruguay	Uruguay Peso	0.6249	0.5726	0.5810	0.6040	0.5745
Nicaragua	Cordobas	0.5164	0.5122	0.5813	0.5533	0.6161
Honduras	Lempiras	0.6228	0.6291	0.7171	0.6794	0.7639
Chile	Chilean Peso	0.0258	0.0233	0.0243	0.0243	0.0242
Paraguay	Guaraní	0.0030	0.0030	0.0031	0.0032	0.0030
Peru	Soles	4.7271	4.6830	4.9746	4.9241	5.0415
Dominican Republic	Dominican Peso	0.3052	0.3050	0.3515	0.3313	0.3776
Costa Rica	Colon	0.0253	0.0244	0.0293	0.0270	0.0316
European Union	Euro	16.9693	17.6507	17.3886	17.8058	18.6828
Bulgaria	Lev		8.8045	9.3785	8.9984	9.5527
Belarus (3)	Belarusian Roble		0.0012	0.0009	0.0012	0.0009
Croacia	Croatian Kuna		2.2508	2.4096	2.3051	2.4452
Macedonia	Macedonian Denar		0.2805	0.2984	0.2860	0.3037
Serbia	Serbian Denar		0.1449	0.1517	0.1500	0.1537

(1)	Official exchange rate published by the Argentine Central Bank. During 2015, the Argentine peso depreciated against the US dollar by 52.5%, considering the quotation of its foreign currency in the single and free exchange market (“M.U.L.C.”). This depreciation was mainly due to the structural changes introduced by the new government on December 17, 2015, resulting in a sharp devaluation of 40%.
(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
(3)	Year-end rates were used for the translation of revenues and expenses as IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ was applied in 2014. In January 2015, hyperinflation accounting has been discontinued, as the characteristics indicating hyperinflation have no longer been met.
(4)	On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated statements of comprehensive income.
(5)	As of April 18, 2016 (the date of the approval of these consolidated financial statements), the exchange rate between the US dollar and the Mexican Peso was 17.3880.

q) Accounts payable, accrued liabilities and provisions

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

r) Employee benefits

The Company has defined benefit pension plans in place in its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México, Claro Brasil and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations, and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2015.

Mexico

The Mexican subsidiaries have the obligation to pay seniority premiums to personnel based on the Mexican Federal labor law which also establishes the obligation to make certain payments to personnel who cease to provide services under certain circumstances. Pensions and seniority premiums are determined based on the salary of employees in their final year of service, the number of years worked at Telmex and their age at retirements.

The costs of pensions, seniority premiums and severance benefits, are recognized based on calculations by independent actuaries using the projected unit credit method using financial hypotheses, net of inflation.

Telmex has established an irrevocable trust fund and makes annual contributions to that fund.

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

Under the defined benefit plan, the Company makes monthly contributions to the pension fund equal to 17.5% of the employee’s aggregate salary. In addition, the Company contributes a percentage of the aggregate salary base for funding the post-retirement medical assistance plan for the employees who remain in the defined benefit plan. Each employee makes contributions to the pension fund based on age and salary. All newly hired employees automatically adhere to the defined contribution plan and no further admittance to the defined benefit plan is allowed. For the defined contribution plan, see Note 18.

Austria

In Austria, the Company provides retirement benefits to its employees under defined contribution and defined benefit plans.

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

For severance and pensions, Austria recognizes actuarial gains and losses in other comprehensive income. The re-measurement of defined benefit plans relates to actuarial gains and losses only as Austria holds no plan assets. Interest expense related to employee benefit obligations is reported in the Valuation of derivatives, interests cost from labor obligation and other financial item, net.

Ecuador

The subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. has a pension plan in which employees who for twenty five years or more have rendered continued uninterrupted service are entitled to retirement benefits from their employer. In addition, employees who on the date of his dismissal had fulfilled twenty years or more and less than twenty-five years of continuous or uninterrupted work shall be entitled to a proportionate share of such retirement. In addition, the Company will have to pay certain benefits to employees as a result of the termination of employment by the Company or as a result of the employee leaving the Company. These benefits are approximately 25% of the last monthly payment made for each of the years of service by the employee to the Company. These plans are classified as defined benefit plans.

Other subsidiaries

For the rest of the Company’s subsidiaries, there are no defined benefit plans or compulsory defined contribution structures. However, certain of foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable payroll and labor laws of each country. Such contributions are made to the entities designated by the country and are recorded as direct labor expenses in the consolidated statements of comprehensive income as they are incurred.

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

s) Employee profit sharing

Employee profit sharing is paid by certain subsidiaries of the Company to its eligible employees. The Company has employee profit sharing in Mexico, Ecuador and Peru. In Mexico, until December 31, 2013, employee profit sharing was computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. Effective January 1, 2014, employee profit sharing in Mexico is calculated using the same taxable income for income tax, except for the following:

i)	Neither tax losses from prior years nor the employee profit sharing paid during year are deductible.

ii)	Payments exempt from taxes for the employees are fully deductible in the employee profit sharing computation.

Employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.

t) Taxes

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

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2014 and 2015, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

u) Advertising

Advertising expenses are expensed as incurred. For the years ended December 31, 2013, 2014 and 2015, advertising expenses were Ps. 19,699,228, Ps.21,772,454 and Ps.24,673,557, respectively, and are recorded in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

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

i) Liquidity risk

Liquidity risk is the risk that the Company may not meet its financial obligations associated with financial instruments when they are due. The Company’s financial obligations and commitments are included in Notes 15 and 21.

ii) Market risk

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on their judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 8 for disclosure of the fair value of derivatives as of December 31, 2014 and 2015.

iii) Credit risk

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

iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

– Exchange rate fluctuations

Should the Company’s debt at December 31, 2015 of Ps. 683,576,015, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps.42,969,519 and Ps.(26,225,294) respectively.

– Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2015 increased/(decreased) by 100 basis points, the increase in net interest expense would increase/(decrease) by Ps. 10,208,661 and Ps. (6,480,266), respectively.

v) Concentration of risk

The Company depends on several key suppliers and sellers. During the years ended December 31, 2013, 2014 and 2015, approximately 64%, 55% and 67%, respectively, of the total cost of the cellular equipment of América

Móvil represented purchases made from three suppliers, and approximately 21%, 19% and 17%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

vi) Capital management

The Company manages its capital to ensure that its subsidiaries to continue as going concerns while maximizing the return to stakeholders through the optimization of their balances and debt capital to maintain the lowest cost of capital available. The Company manages its capital structure and makes adjustments according to economic conditions. To maintain the capital structure, the Company may adjust the dividend payment to shareholders or its share buyback program, for which the company holds a reserve. In addition, the Company creates a legal reserve, as required by law (See Note 19).

x) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and foreign currency forwards to offset the risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate. For the years ended December 31, 2013, 2014 and 2015, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

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

Derivative financial instruments are recognized in the consolidated statement of financial position at fair value. Valuations obtained by the Company are reconciled against those of the financial institutions with which the agreements are entered into, and it is the Company policy to compare such fair value to the valuation provided by an independent pricing provider retained by the Company in case of discrepancies. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in results.

The change in fair value recognized in results of operations corresponding to derivatives that qualify as hedges is presented in the same caption of the consolidated statements of comprehensive income as the gain or loss of the hedged item (interests and foreign exchange rate).

y) Current versus non-current classification

The Company presents assets and liabilities in its consolidated statements of financial position based on current/non-current classification. An asset is current when it is either:

(i)	Expected to be realized or intended to be sold or consumed in the normal operating cycle.

(ii)	Held primarily for the purpose of trading.

(iii)	Expected to be realized within twelve months after the reporting period.

(iv)	Cash and cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle.

•	It is held primarily for the purpose of trading.

•	It is due to be settled within twelve months after the reporting period.

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

y.1) Presentation of consolidated statement of comprehensive income

The costs and expenses shown in the consolidated statements of comprehensive income are presented in combined manner (based on both their function and nature), which allows for a better understanding of the components of the Company’s operating income. This classification allows for a comparison to the telecommunications industry.

The Company presents operating income in its consolidated statements of comprehensive income since it is a key indicator of the Company’s performance. Operating income represents operating revenues less operating costs and expenses.

The employee benefits expense recognized in 2013, 2014 and 2015 of Ps. 33,768,356, Ps. 36,939,601 and Ps.41,366,183 recognized as “Cost of sales and services”, respectively and Ps.46,164,732, Ps.53,938,718 and Ps.58,977,212 recognized in “Commercial, administrative and general expenses”, respectively.

y.2) Operating Segments

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

y.3) Convenience Translation

At December 31, 2015, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2015 at an exchange rate of Ps.17.2065 pesos per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2015 or any other exchange rate.

As disclosed in Note 2(P), as of April 18, 2016 (the approval date for these consolidated financial statements), such exchange rate was Ps. 17.3880 peso per U.S. dollar, reflecting an 1.05% decline since December 31, 2015.

y.4) Significant Accounting Judgments, Estimates and Assumptions

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

Fair Value of Financial Assets and Liabilities

América Móvil has substantial financial assets and liabilities that it recognizes at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions América Móvil uses to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of America Movil’s financial assets and liabilities could materially impact the reported financial results. See Note 20.

Estimated useful lives of plant, property and equipment

América Móvil estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. América Móvil currently depreciates most of its telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. América Móvil reviews estimated useful lives each year to determine whether they should be changed, and at times, it changes them for particular classes of assets. América Móvil may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. See Notes 2i) and 11.

Impairment of Long-Lived Assets

América Móvil has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill, on its consolidated statement of financial position. América Móvil is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recovery value of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, América Móvil typically takes into account recent market transactions or, if no such transactions can be identified, América Móvil uses a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, América Móvil typically makes various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, América Móvil determines whether it needs to take an impairment charge to reduce the net carrying value of the asset as stated on its consolidated statement of financial position. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in the Company’s business strategy and its internal forecasts. Different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statement of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2m) and Note 11 and Note 12.

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

América Móvil records deferred tax assets based on the amount that it believes is probable to be realized. In assessing the future realization of deferred tax assets, the Company considers future taxable income and ongoing tax planning strategies. In the event that the estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of the ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income. See Note 14.

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

If América Móvil is unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See Note 16.

América Móvil is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 21.

Labor Obligations

América Móvil recognizes liabilities on its consolidated statement of financial position and expenses in its statement of comprehensive income to reflect its obligations related to its post-retirement seniority premiums, pension and retirement plans in the countries in which it operates and offer defined contribution and benefit pension plans. The amounts the Company recognizes are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with IFRS.

América Móvil uses estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return América Móvil assumes its pension plan will achieve on its investments, (ii) the rate of increase in salaries that the Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected rate of inflation. The assumptions América Móvil has applied are further disclosed in Note 18. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Bad Debts

América Móvil maintains an allowance for bad debts for estimated losses resulting from the failure of its customers, distributors and cellular operators to make required payments. The Company bases these estimates on the individual conditions of each of the markets in which it operates that may impact the collectability of accounts. In particular, in making these estimates the Company takes into account with respect to accounts (i) with customers, the number of days since the calls were made, (ii) with distributors, the number of days invoices are overdue and (iii) with cellular operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that América Móvil actually experiences with respect to these accounts may differ from the amount of the allowance maintained in connection with them. See Note 6.

y.5) Retrospective adjustments

The following amounts in consolidated statements of financial position and cash flows as of December 31, 2014 have been retrospectively adjusted to conform to the presentation for the year ended December 31, 2015:

	As previously reported		Retrospective adjustments		2014, As adjusted
In the Consolidated Statements of Financial Position:
Assets:
Property, plant and equipment, net	Ps.	595,596,318	Ps.	(7,490,138)	Ps.	588,106,180
Intangibles, net		109,829,650		7,490,138		117,319,788
Liabilities:
Taxes payable	Ps.	32,554,727	Ps.	3,279,356	Ps.	35,834,083
Deferred income taxes		17,469,798		(3,279,356)		14,190,442

	As previously Reported	Reclassification	2014, As reclassified
In the Consolidated Statements of Cash Flows:
Depreciation	Ps. 107,909,169	Ps. (1,522,655)	Ps. 106,386,514
Amortization of intangibles and other assets	7,084,382	1,522,655	8,607,037

Retrospective adjustments to the December 31, 2014 consolidated statement of financial position and cash flows reflect the reclassification of certain licenses and computer software and its related amortization that were included as part of property, plant and equipment that are more appropriately presented as intangible assets. Also, the reclassification of the taxes payable relates to the deconsolidation tax in Mexico originally presented as part of deferred taxes.

3. New standards, interpretations and amendments thereof

The Company applied for the first time certain standards and amendments, which were effective for annual periods beginnings on or after January 1, 2015. However, the adoption of those IFRS standards and amendments did not have a significant impact on the consolidated financial statements of América Móvil.

The nature and the impact of each new standard/amendment are described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment was effective for annual periods beginning on or after July 1, 2014. This amendment is not relevant to the Company due to the structure of its benefit plans.

Annual Improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time in the consolidated financial statements. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

This improvement was not relevant to the Company due to it does not have share-base payments.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). This improvement was not relevant to the Company as its business combinations contracts do not contain contingent consideration.

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The Company adopted this amendment in its financial statements as of December 31, 2015. The Company does not present a reconciliation of segment assets to total assets as they are the same as shown on the face of the statement of financial position.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This improvement was not relevant to the Company as it did not record any revaluation adjustments during the current year.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Company as it does not receive any services from management entities.

Annual Improvements IFRS 2011 – 2013 cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time in the consolidated financial statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. America Movil, S.A.B. de C.V. is not a joint arrangement, and thus this amendment is not relevant to the Company or its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Company does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or a business combination. In previous periods, the Company has relied on IFRS 3, not IAS 40, in determining whether an acquisition is of an asset or is a business acquisition. Thus, this amendment does not impact the accounting policy of the Company.

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

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, and financial liabilities, which is still in process of being determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

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

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to evaluate the impact these amendments will have on its financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries. These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016.

IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and requires to the entities to recognize most leases on their balance sheets. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. IFRS 16 does not require a company to recognize assets and liabilities for (a) short-term leases (i.e. leases of 12 months or less), and (b) leases of low-value assets. The new standard will be effective from January 1, 2019, with limited early application permitted if IFRS 15 is also applied at the same time. The Company has yet to quantify the impact these amendments will have on its consolidated financial statements.

4. Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term deposits with different financial institutions across the globe. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.

5. Marketable securities and other short-term investments

As of December 31, 2015, marketable securities and other short-term investments includes an available for sale investments in KPN for Ps. 44,089,801, and other short-term investments for Ps.12,257,668.

As explained in Note 13, the investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive income (equity) in the Company’s consolidated financial statements.

When the Company changed the classification of its KPN investment the Company recorded a pre-tax gain of approximately Ps. 11,988,038, in its 2015 consolidated comprehensive income statement. The Company has since recognized changes in fair value of the investment of Ps. 4,011, net of deferred taxes through other comprehensive income (equity) in its 2015 consolidated financial statements.

The other short-term investments of Ps.12,257,668 represents a cash deposits used to guarantee a short term obligations for one of the Company’s foreign subsidiaries and are presented at their carrying value which approximates fair value.

6. Accounts receivable from subscribers, distributors, recoverable taxes and other, net

a) An analysis of accounts receivable by component at December 31, 2014 and 2015 is as follows:

	At December31,
	2014		2015
Subscribers and distributors	Ps.	121,490,248	Ps.	131,592,906
Mobile phone carriers for network interconnection and other services including calling party pays		7,181,554		6,898,229
Recoverable taxes		23,556,336		26,042,534
Sundry debtors		19,041,797		18,202,616

		171,269,935		182,736,285
Less: Allowance for bad debts		(25,685,528)		(27,495,158)

Net	Ps.	145,584,407	Ps.	155,241,127

b) Changes in the allowance for bad debts were as follows:

	For the years ended December31,
	2013	2014	2015
Balance at beginning of year	Ps. (22,438,144)	Ps. (20,292,099)	Ps. (25,685,528)
Increases recorded in expenses	(10,417,235)	(11,770,721)	(13,171,120)
Charges against the allowance	14,405,151	4,978,376	9,555,734
Translation effect	(1,841,871)	1,398,916	1,805,756

Balance at end of year	Ps. (20,292,099)	Ps. (25,685,528)	Ps. (27,495,158)

c) The following table shows the aging of accounts receivable at December 31, 2014 and 2015, for subscribers and distributors:

Past due
	Total	Unbilled services provided	1- 30 days	30-60 days	61-90 days	Greater than 90 days
December 31, 2014	Ps. 121,490,248	Ps. 59,703,005	Ps. 25,946,186	Ps. 3,908,512	Ps. 2,551,247	Ps. 29,381,298
December 31, 2015	Ps. 131,592,906	Ps. 78,181,506	Ps. 16,372,947	Ps. 3,766,200	Ps. 2,693,750	Ps. 30,578,503

In accordance with the Company’s accounting policy for the allowance for bad debts, as of December 31, 2014 and 2015, there are certain accounts receivable greater than 90 days that are not impaired as they are primarily due from governmental institutions and distributors on which the Company has collaterals. To estimate the recoverability of accounts receivable, the Company considers any change in the credit quality of the subscribers and distributors from the date the credit was granted until the end of period.

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for doubtful accounts, as of December 31, 2014 and 2015:

	Total	61-90 days	Greater than 90 days
December 31, 2014	Ps. 25,685,528	Ps. 1,026,898	Ps. 24,658,630
December 31, 2015	Ps. 27,495,158	Ps. 1,442,029	Ps. 26,053,129

7. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2014 and 2015. All of the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2014	2015
Accounts receivable:
Sanborns Hermanos, S.A.	Ps. 254,423	Ps. 140,058
Sears Roebuck de México, S.A. de C.V.	220,501	219,338
Patrimonial Inbursa, S.A.	182,753	8,399
Other	662,430	477,838

Total	Ps. 1,320,107	Ps. 845,633

	2014	2015
Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps. 452,333	Ps. 506,658
Operadora Cicsa, S.A. de C.V.	667,358	435,875
PC Industrial, S.A. de C.V.	180,560	136,212
Microm, S.A. de C.V.	29,710	33,583
Grupo Financiero Inbursa, S.A.B. de C.V.	35,678	34,622
Acer Computec México, S.A. de C.V.	29,612	86
Sinergía Soluciones Integrales de Energía, S.A. de C.V.	61,098	496
Eidon Software, S.A. de C.V.	69,911	—
Other	1,561,032	1,099,302

Total	Ps. 3,087,292	Ps. 2,246,834

For the years ended December 31, 2013, 2014 and 2015, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

b) For the years ended December 31, 2013, 2014 and 2015, the Company conducted the following transactions with related parties:

	2013		2014		2015
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	4,631,435	Ps.	5,424,826	Ps.	5,975,677
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		2,349,494		2,188,261		4,332,331
Call termination costs (iii)		14,470,985		6,141,063		353,937
Interconnection cost		308,483		120,119		—
Other services		1,142,771		955,833		1,953,010

	Ps.	22,903,168	Ps.	14,830,102	Ps.	12,614,955

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	277,522	Ps.	291,038	Ps.	271,196
Sale of materials and other services (iv)		439,091		506,100		2,397,520
Call termination revenues		617,058		201,990		1,474

	Ps.	1,333,671	Ps.	999,128	Ps.	2,670,190

i)	In 2015, this amount includes Ps.5,823,537 (Ps. 5,330,989 in 2014 and Ps. 4,441,279 in 2013, respectively) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).
ii)	In 2015, this amount includes Ps.721,416 (Ps. 537,904 in 2014 and Ps. 765,097 in 2013) for network maintenance services performed by Grupo Carso subsidiaries; Ps.216,910 in 2015 (Ps. 634,368 and Ps.555,984, in 2014 and 2013, respectively) for software services provided by an associate; Ps.2,635,342 in 2015 (Ps. 676,335 and Ps. 627,945 in 2014 and 2013, respectively) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.
iii)	Includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps. 6,008,380 in 2014 and Ps. 14,326,300 in 2013 from AT&T subsidiaries.
iv)	In 2015, this amount includes Ps. 1,560,204 for the sale of inventories for distribution to Sanborns Hermanos, S.A. and Sears Operadora de México, S.A. de C.V.; also includes operation for the rent of towers with Telesites.

c) During 2015, the Company paid Ps. 915,135 (Ps. 1,037,513 and Ps. 920,244 in 2014 and 2013, respectively) for short-term direct benefits to its executives.

The aggregate compensation paid to the Company’s directors (including compensation paid to members of the Audit and Corporate Practices Committee) and senior management in 2015 was approximately Ps. 4,300 and Ps. 60,500, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and the Company does not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

d) On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired AT&T’s ownership interest in the Company. Therefore, since such date, AT&T is no longer considered a related party and is thus not included in the December 31, 2014 and 2015 related party disclosures with respect to the analysis of the balances with related parties. AT&T is included as a related party in the 2013 disclosures above and in the 2014 disclosures up for to the period ended June 27, 2014.

e) ÖBIB is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, America Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2015 and 2014, none of the individual transactions associated with government agencies or government-owned entities are considering significant to America Movil.

8. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates for the servicing of its debt, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the loans. No collateral is given as security in connection with these transactions. The weighted-average interest rate of the total debt is 3.9%.

An analysis of the derivative financial instruments contracted by the Company at December 31, 2014 and 2015 is as follows:

	At December 31,
	2014			2015
Instrument	Notional amount in millions		Fair value	Notional amount in millions		Fair value
Swaps US Dollar-Mexican peso	US$	4,725	Ps. 12,628,794	US$	2,550	Ps. 16,657,149
Swaps Euro-Mexican peso		€142	232,904		€100	395,571
Swap US Dollar-Euro					€4,505	22,200,837
Swap Euro-US Dollar		€4,505	6,526,253
Swap GBP-Eur					£740	836,665
Swaps CNY-US Dollar	CNY	1,000	65,921
Forwards US Dollar-Mexican peso				US$	390	130,121
Forwards Euro-US Dollar					€535	661,665
Forwards Euro-Mexican peso		€200	3,082,184

Total Assets			Ps. 22,536,056			Ps. 40,882,008

	At December 31,
	2014			2015
Instrument	Notional amount in millions		Fair value	Notional amount in millions		Fair value
Interest rate swaps in Mexican peso	Ps.	23,640	Ps. (1,690,560)	Ps.	19,800	Ps. (1,053,397)
Forwards US Dollar-Mexican Peso	US$	2,215	(4,523,389)	US$	946	(465,905)
Forwards Euro-US Dollar		€2,165	(1,148,832)		€1,575	(2,304,322)
Swaps Euro-US Dollar		€510	(391,604)		€505	(1,335,040)
Swaps Yen-US Dollar		¥5,100	(355,962)		¥18,100	(347,776)
Swaps CHF-Euro	CHF	270	(77,760)
Swaps CHF-US Dollar	CHF	230	(298,753)	CHF	745	(405,213)
Swaps Sterling pound-Euro		£1,770	(40,952)
Swap GBP-US Dollar					£1,510	(1,179,866)
Call option					€3,000	(3,673,417)

Total liability			Ps. (8,527,812)			Ps. (10,764,936)

Non current liability			Ps. —			Ps. (3,314,146)

Total current liability			Ps. (8,527,812)			Ps. (7,450,790)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2013, 2014 and 2015 amounted to a gain of Ps. 2,841,952, Ps. 7,397,142 and Ps. 15,128,269, respectively, and such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net” and Ps. (741,321), Ps.(329,112) and Ps.37,011, net of tax, that are accounted for as “Effect of derivative financial instruments acquired for hedging purposes” in equity.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions		2016	2017	2018	2019	2020	Thereafter
Assets
Swaps US Dollar-Mexican peso	US$	2,550	350			350		1,850
Swaps Euro-Mexican peso		€100	30	70
Swaps Euro-US Dollar		€4,505						4,505
Swaps Sterling pound-Euro		£740						740
Forward US Dollar-Mexican Peso	US$	390	183	207
Forwards Euro-US Dollar		€535	315	190	30
Liabilities
Interest rate swaps in Mexican peso	Ps.	19,800	4,050	15,350		400
Swaps Yen-US Dollar		¥18,100	5,100					13,000
Swaps CHF-US Dollar	CHF	745		270	475
Swaps Euro-US Dollar		€505	5	500
Swaps Sterling pound-US Dollar		£1,510					350	1,160
Forwards US Dollar-Mexican Peso	US$	946	946
Forwards Euro-US Dollar		€1,575	1,335	240
Call Option		€3,000					3,000

9. Inventories, Net

An analysis of inventories at December 31, 2014 and 2015 is as follows:

	2014	2015
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 38,946,979	Ps. 39,076,612
Less: Reserve for obsolete and slow-moving inventories	(3,016,697)	(3,499,140)

Total	Ps. 35,930,282	Ps. 35,577,472

For the years ended December 31, 2013, 2014 and 2015, the cost of inventories recognized in cost of sales was Ps. 121,994,900, Ps. 129,634,613 and Ps.145,758,333, respectively.

10. Other assets, net

a) An analysis of other assets at December 31, 2014 and 2015 is as follows:

	2014	2015
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps. 8,808,396	Ps. 9,557,420
Costs of mobile equipment and computers associated with deferred revenues	5,061,591	6,270,374
Prepaid insurance	1,423,889	697,211
Other	1,269,726	752,908

	Ps. 16,563,602	Ps. 17,277,913

Non-current portion:
Recoverable taxes	Ps. 7,162,377	Ps. 5,137,336
Prepayments for the use of fiber optics	2,851,089	2,890,010
Prepaid expenses and judicial deposits (1)	17,842,567	17,222,597

Total	Ps. 27,856,033	Ps. 25,249,943

For the years ended December 31, 2013, 2014 and 2015, the amortization expense for other assets was Ps. 127,058, Ps. 284,088 and Ps.557,393, respectively.

(1)	Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. At December 31, 2014 and 2015, the amount for these deposits is Ps. 13,874,471 and Ps.12,426,915, respectively. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

11. Property, Plant and Equipment, Net

a) An analysis of property, plant and equipment, net at December 31, 2013, 2014 and 2015 is as follows:

	At December 31, 2012		Additions		Retirements		Business combinations		Effect of translation		Hyperinflation restatement		Depreciation of the year		At December 31, 2013
Cost:
Telephonic plant in operation and equipment	Ps.	467,496,768	Ps.	116,170,134	Ps.	(17,995,021)	Ps.	310	Ps.	(55,763,545)		Ps.		Ps.	Ps.	509,908,646
Land and buildings		52,538,431		2,567,068		(3,298,197)				(3,579,859)						48,227,443
Other assets		67,987,905		22,957,505		(8,367,342)		87,122		(4,654,256)						78,010,934
Construction in process and advances plant suppliers (1)		45,946,235		13,085,094		(15,326,412)		1,268		(3,874,210)						39,831,975
Inventories for operation of the plant		16,025,105		12,458,316		(10,142,059)				(975,281)						17,366,081

Total		649,994,444		167,238,117		(55,129,031)		88,700		(68,847,151)		Ps.				693,345,079

Accumulated depreciation
Telephonic plant in operation and equipment		125,710,640				(11,006,444)				(33,975,506)				80,867,568		161,596,258
Land and buildings		986,948				(31,133)				(1,322,209)				1,973,707		1,607,313
Other assets		22,932,310				(3,380,289)				(2,485,845)				11,994,657		29,060,833
Inventories for operation of the plant		(69,726)				(11,121)				(3,298)				57,869		(26,276)

Total		149,560,172				(14,428,987)				(37,786,858)				94,893,801		192,238,128

Net Cost	Ps.	500,434,272	Ps.	167,238,117	Ps.	(40,700,044)	Ps.	88,700	Ps.	(31,060,293)			Ps.	(94,893,801)	Ps.	501,106,951

	At December 31, 2013		Additions		Retirements		Business combinations		Effect of translation		Hyperinflation restatement		Depreciation of the year		At December 31, 2014
Cost
Telephonic plant in operation and equipment	Ps.	509,908,646	Ps.	108,661,794	Ps	(30,933,135)	Ps.	54,202,020	Ps.	634,026	Ps.	143,886		Ps.	Ps.	642,617,237
Land and buildings		48,227,443		3,650,705		(823,850)		5,271,503		124,621		13,114				56,463,536
Other assets		78,010,934		30,940,997		(11,426,188)		5,417,138		2,586,726		21,200				105,550,807
Construction in process and advances plant suppliers (1)		39,831,975		13,543,305		(16,386,806)		2,600,498		(491,799)		10,012				39,107,185
Inventories for operation of the plant		17,366,081		15,580,184		(12,958,645)		962,017		(100,923)		—				20,848,714

Total		693,345,079		172,376,985		(72,528,624)		68,453,176		2,752,651		188,212		—		864,587,479

Accumulated depreciation
Telephonic plant in operation and equipment		161,596,258				(16,618,742)				(2,950,031)		98,918		92,400,728		234,527,131
Land and buildings		1,607,313				(185,421)				125,881		1,364		2,179,268		3,728,405
Other assets		29,060,833				(3,596,940)				981,659		18,933		11,811,543		38,276,028
Inventories for operation of the plant		(26,276)				(29,199)				10,235		—		(5,025)		(50,265)

Total		192,238,128				(20,430,302)				(1,832,256)		119,215		106,386,514		276,481,299

Net Cost	Ps.	501,106,951	Ps.	172,376,985	Ps.	(52,098,322)	Ps.	68,453,176	Ps.	4,584,907	Ps.	68,997	Ps.	(106,386,514)	Ps.	588,106,180

	At December 31, 2014		Additions		Retirements	Business combinations		Spin-off effects (Note 13)		Effect of translation		Depreciation of the year		At December 31, 2015
Cost
Telephonic plant in operation and equipment	Ps.	642,617,237	Ps.	78,632,899	Ps. (16,061,956)	Ps.	4,293,671	Ps.		Ps.	(68,097,149)	Ps.		Ps.	641,384,702
Land and buildings		56,463,536		2,559,088	(2,492,288)		54,902				(1,790,852)				54,794,386
Other assets		105,550,807		27,711,493	(10,169,829)		820,329		(12,643,381)		(4,800,817)				106,468,602
Construction in process and advances plant suppliers (1)		39,107,185		72,899,705	(68,666,020)		160,311		(348,395)		(4,302,010)				38,850,776
Inventories for operation of the plant		20,848,714		44,423,898	(43,911,307)						(1,018,916)				20,342,389

Total		864,587,479		226,227,083	(141,301,400)		5,329,213		(12,991,776)		(80,009,744)				861,840,855

Accumulated depreciation
Telephonic plant in operation and equipment		234,527,131			(31,529,529)				(7,403,656)		(51,103,926)		92,241,708		236,731,728
Land and buildings		3,728,405			(433,368)						(1,334,962)		2,607,513		4,567,588
Other assets		38,276,028			(4,533,893)						(1,995,119)		15,310,068		47,057,084
Inventories for operation of the plant		(50,265)			(13,405)						1,409		17,838		(44,423)

Total		276,481,299			(36,510,195)				(7,403,656)		(54,432,598)		110,177,127		288,311,977

Net Cost	Ps.	588,106,180	Ps.	226,227,083	Ps. (104,791,205)	Ps.	5,329,213	Ps.	(5,588,120)	Ps.	(25,577,146)	Ps.	(110,177,127)	Ps.	573,528,878

(1)	Construction in progress includes fixed and mobile telephone facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of fixed assets under construction. In the case of telephone plant (switching and transmission), it takes 6 months on average; for others, it may take more than 2 years.

b) At December 31, 2014 and 2015, property, plant and equipment include the following assets under capital leases:

	2014		2015
Assets under capital leases	Ps.	6,551,792	Ps.	6,707,087
Accumulated depreciation		(2,082,997)		(2,379,602)

	Ps.	4,468,795	Ps.	4,327,485

c) On September 30, 2014, the Company completed the process for capitalizing the submarine cable system. The cable extends from the U.S. to Central America and Brazil, which provides international connectivity to all the Company subsidiaries in these geographic areas. The total investment capitalized at December 31, 2014 is Ps.4,275,682 (US$ 290,507).

d) At December 31, 2015, Claro Brasil has land and buildings and other equipment that is pledged in guarantee of legal proceedings in the amount of Ps. 6,206,771 (Ps. 4,012,658 as of December 31, 2014).

e) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Years ended December 31,
	2013		2014		2015
Amount invested in the acquisition of qualifying assets	Ps.	46,686,790	Ps.	47,332,317	Ps.	52,922,105
Capitalized interest		3,002,756		3,258,928		3,524,841
Capitalization rate		6.4%		6.9%		6.7%

Capitalized interest is being amortized over a period of seven years, which is the estimated useful life of the related assets.

f) On July 9, 2013, Star One signed an agreement denominated in US dollars with a manufacturer for construction and launching of the Star One D1 satellite, which will be equipped with transponders in Bands C, Ku and Ka. The cost of this project is estimated to be approximately Ps. 5,946,072 (US$ 404,000). The Star One D1 will replace the satellite Brazilsat B4. At December 31, 2015, the amount recorded in Construction in progress amounts to Ps 4,553,633.

g) The Company’s concessions in Brazil establish certain conditions under which assets may be reverted to the government, as discussed in Note 21.

In some of the jurisdictions where the Company operates and under certain circumstances, the Company may be required to transfer certain assets covered by some of their concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied and how reversion provisions would be interpreted in practice.

In addition, the regulations in the jurisdictions in which the company operates can revoke their concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to expropriate our concessions or to take over the management of their networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

12. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2013, 2014 and 2015 is as follows:

	For the year ended December 31, 2013
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	133,760,960	Ps.	3,334,464	Ps.		Ps.	(2,158,796)			Ps.	(11,853,114)	Ps.	123,083,514
Accumulated amortization		(89,708,530)							Ps.	(6,271,998)		9,950,846		(86,029,682)

Net		44,052,430		3,334,464				(2,158,796)		(6,271,998)		(1,902,268)		37,053,832

Trademarks		11,598,559						387,926				(285,879)		11,700,606
Accumulated amortization		(10,455,244)								(241,976)		162,920		(10,534,300)

Net		1,143,315						387,926		(241,976)		(122,959)		1,166,306

Total of Intangibles, net	Ps.	45,195,745	Ps.	3,334,464	Ps.		Ps.	(1,770,870)	Ps.	(6,513,974)	Ps.	(2,025,227)	Ps.	38,220,138

Goodwill	Ps.	99,705,859	Ps.	—	Ps.	1,200,061	Ps.	(3,655,164)	Ps.	—	Ps.	(4,764,472)	Ps.	92,486,284

	For the year ended December 31, 2014
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	123,083,514	Ps.	24,946,015	Ps.	27,504,303	Ps.				Ps.	(738,738)	Ps.	174,795,094
Accumulated amortization		(86,029,682)							Ps.	(6,013,565)		811,998		(91,231,249)

Net		37,053,832		24,946,015		27,504,303				(6,013,565)		73,260		83,563,845

Trademarks		11,700,606		1,584,189		8,930,690						59,506		22,274,991
Accumulated amortization		(10,534,300)								(300,778)		5,676		(10,829,402)

Net		1,166,306		1,584,189		8,930,690				(300,778)		65,182		11,445,589

Customer relationships		—				15,249,879						56,288		15,306,167
Accumulated amortization		—								(485,951)				(485,951)

Net						15,249,879				(485,951)		56,288		14,820,216

Software licenses		—		1,169,260		5,455,642		641,280				30,995		7,297,177
Accumulated amortization										(1,521,693)		11,179		(1,510,514)

Net				1,169,260		5,455,642		641,280		(1,521,693)		42,174		5,786,663

Content rights		—		2,303,675				(770,486)				328,841		1,862,030
Accumulated amortization										(962)		(157,593)		(158,555)

Net				2,303,675				(770,486)		(962)		171,248		1,703,475

Total of Intangibles, net	Ps.	38,220,138	Ps.	30,003,139	Ps.	57,140,514	Ps.	(129,206)	Ps	(8,322,949)	Ps.	408,152	Ps.	117,319,788

Goodwill	Ps.	92,486,284	Ps.	—	Ps.	51,316,970	Ps.	(1,642,939)	Ps.	—	Ps.	(1,256,924)	Ps.	140,903,391

	For the year ended December 31, 2015
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	174,795,094	Ps.	19,507,462	Ps.	448,364	Ps.	1,109,172			Ps.	(20,564,317)	Ps.	175,295,775
Accumulated amortization		(91,231,249)						(25,976)	Ps.	(7,419,551)		13,830,252		(84,846,524)

Net		83,563,845		19,507,462		448,364		1,083,196		(7,419,551)		(6,734,065)		90,449,251

Trademarks	Ps.	22,274,991	Ps.		Ps.	252,728	Ps.	207,251			Ps.	89,043	Ps.	22,824,013
Accumulated amortization		(10,829,402)							Ps.	(936,606)		242,301		(11,523,707)

Net		11,445,589				252,728		207,251		(936,606)		331,344		11,300,306

Customer relationships	Ps.	15,306,167			Ps.	949,915		791,548				1,346,777		18,394,407
Accumulated amortization		(485,951)								(3,452,760)		(24,164)		(3,962,875)

Net		14,820,216				949,915		791,548		(3,452,760)		1,322,613		14,431,532

Software licenses	Ps.	7,297,177		2,245,027		42,760		(307,955)				(494,241)		8,782,768
Accumulated amortization		(1,510,514)						1,434,129		(2,921,767)		573,554		(2,424,598)

Net		5,786,663		2,245,027		42,760		1,126,174		(2,921,767)		79,313		6,358,170

Content Rights	Ps.	1,862,030		768,888								3,609		2,634,527
Accumulated amortization		(158,555)								(270,191)				(428,746)

Net		1,703,475		768,888						(270,191)		3,609		2,205,781

Total of Intangibles, net	Ps.	117,319,788	Ps.	22,521,377	Ps.	1,693,767	Ps.	3,208,169		Ps(15,000,875)	Ps.	(4,997,186)	Ps.	124,745,040

Goodwill	Ps.	140,903,391	Ps.	220,124	Ps.	711,723	Ps.	—	Ps.	—	Ps.	(4,721,522)	Ps.	137,113,716

b) The aggregate carrying amount of goodwill is allocated as follows:

	2014	2015
Europe (7 countries)	Ps.50,955,499	Ps.51,737,157
Brazil (Fixed, wireless and TV)	22,338,319	17,931,543
Puerto Rico	17,463,393	17,463,393
Dominican Republic	14,186,724	14,186,724
Mexico (includes Telmex)	9,734,666	10,114,275
Ecuador	2,155,385	2,155,385
Peru	2,230,651	2,240,706
El Salvador	2,510,596	2,510,596
Chile	2,308,587	2,306,705
Colombia	13,063,780	11,612,051
Other countries	3,955,791	4,855,181

	Ps.140,903,391	Ps.137,113,716

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2013, 2014 and 2015:

2013 Acquisitions

i) In October 2013, Claro Colombia acquired radio spectrum band 2500 Mhz to 2690 Mhz for a period of 10 years. The amount paid was Ps.815,488.

ii) Claro Brasil and its subsidiaries acquired various radio frequencies and TV licenses, for a period that ranges from 3 to 19 years. The amount paid was Ps. 2,149,074.

2014 Acquisitions

i) In March 2014, Claro Colombia renewed a license for the use of the radio spectrum granted to Comunicación Celular, S.A. (Claro) in the 824.040 Mhz to 891.480 Mhz and 1.877 Mhz to 1,965 Mhz bands for a period that ends in March 2024. The amount paid was Ps.1,018,190.

ii) On September 30, 2014, Claro Brasil obtained a license to provide cellular service in the 700 national MHz frequency band. On December 8, 2015, Anatel assigned formally to Claro Brasil the frequency band. The total consideration for the acquisition of this band was Ps.15,588,866. Claro Brasil paid Ps.9,662,144 in 2015 and the remaining amount will be paid in four equal annual installments. The frequency band expires in 2029.

iii) As a part of the business combination of Telekom Austria, the Company recognized licenses for amount of Ps.27,504,380. Telekom Austria holds mobile telecommunication licenses provided by regulatory authorities in Austria, Croatia, Slovenia, Serbia, Bulgaria, Belarus and Macedonia. These licenses are estimated to have a remaining useful life of 10 years.

iv) In 2014, Argentina paid Ps.4,151,753 (AR$ 2,385,379 thousands) for the acquisition of 4G licenses to increase the service in all the country.

v) Additionally, the Company acquired other licenses in the Dominican Republic, Brazil and others in the amount of Ps.4,174,614.

2015 Acquisitions

i) In October 2015, Radio Móvil Dipsa renewed a license to provide cellular service in the 800 MHz frequency band. The frequency band expires in 2030. The amount paid was Ps.1,007,410.

ii) In May 2015, Claro Ecuador acquired licenses related to 4G/LTE services. The frequency band expires in 2023. The amount paid was Ps. 2,861,060

iii) In 2015, Claro Brasil obtained renewals related with the frequency bands of national 700Mhz, auction conducted by Anatel on September 30, 2014. Funding for these procedures must be transmitted by operators in four annual installments adjusted by the IGP-ID of Ps.4,412,730 (R$ 1,001,414 thousands) for which the corresponding renewal was performed.

iv) In November 2015, Vipnet located in Croatia acquired 2 x 3 MHz and 2 x 4.8 MHz in the 1.800 MHz spectrum for EUR 18,513 thousands. Vipnet already holds 2 x 29.4 MHz in the lower frequency band (below 1 GHz), 2 x 25.0 in the higher frequency band (above 1 GHz) as well as 5.0 MHz TDD spectrum. The amount paid was Ps.321,915.

v) In November 2015, Vip mobile, the Serbian subsidiary acquired 2 x 5 MHz of the 800 MHz spectrum. The new spectrum will be used by VIP mobile for the LTE rollout and will enhance the high-speed data service in rural areas as well as data usage in connection with smartphones. Vip mobile already holds a 2 x 4.2 MHz in the lower frequency band (below 1 GHz) as well as 2 x 45.0 MHz in the higher frequency band (above 1 GHz). The amount paid was Ps. 1,129,988 (EUR 60,942 thousands)

As a part of the business combinations, the Company recognized licenses for an amount of Ps. 448,364. The Company holds licenses provided by the regulatory authorities in those jurisdictions. These licenses are estimated to have a remaining useful life of 10 years.

vi) In 2015, Argentina paid Ps.5,599,745 (AR$ 3,269,312 thousands) for the acquisition of 4G licenses to increase the service throughout the country.

vii) Additionally, the Company acquired other licenses in Puerto Rico, Panama and others countries in the amount of Ps. 4,174,614.

Amortization of intangibles for the years ended December 31, 2013, 2014 and 2015 amounted to Ps.6,513,974, Ps. 8,322,949 and Ps. 15,000,875, respectively.

13. Investments in associated companies, business combinations and spin-offs

a) The following is a summary of changes in the investment in the Company’s associates during the years ended December 31, 2013, 2014 and 2015:

	Balance at December 31, 2012		Acquisition		Acquisition in business combinations	Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2013
KPN	Ps.	55,007,474	Ps.	14,988,270	Ps.	Ps.	(6,040,933)	Ps.	(244,514)	Ps.	5,522,000	Ps.	69,232,297
Telekom Austria		16,752,724					(88,461)		326,129		659,583		17,649,975
Other		1,356,087		838,373					(45,333)		(144,375)		2,004,752

Total	Ps.	73,116,285	Ps.	15,826,643	Ps.	Ps.	(6,129,394)	Ps.	36,282	Ps.	6,037,208	Ps.	88,887,024

	Balance at December 31, 2013		Acquisition		Acquisition in business combinations		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2014
KPN	Ps.	69,232,297	Ps.		Ps.		Ps.	(17,620,649)	Ps.	(5,232,635)	Ps.	36,896	Ps.	46,415,909
Telekom Austria		17,649,975		1,770,112				(18,553,725)		(819,000)		(47,362)		—
Other		2,004,752		884,230		180,900		(358,316)		(21,374)		156,480		2,846,672

Total	Ps.	88,887,024	Ps.	2,654,342	Ps.	180,900	Ps.	(36,532,690)	Ps.	(6,073,009)	Ps.	146,014	Ps.	49,262,581

	Balance at December 31, 2014		Acquisition		Acquisition in business combinations		Disposals / Other		Equity interest in net income (loss) of associate		Equity interest in OCI and effect of translation		Balance at December 31, 2015
KPN	Ps.	46,415,909	Ps.		Ps.		Ps.	(40,358,975)	Ps.	(1,522,529)	Ps.	(4,534,405)	Ps.	—
Other		2,846,672		212,612				(48,227)		95,830		3,683		3,110,570

Total	Ps.	49,262,581	Ps.	212,612	Ps.		Ps.	(40,407,202)	Ps.	(1,426,699)	Ps.	(4,530,722)	Ps.	3,110,570

During 2013, 2014 and 2015, the Company received dividends for an amount of Ps. 212,393, Ps. 359,413 and Ps. 1,645,712, respectively.

b) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2013, 2014 and 2015:

During 2014, América Móvil’s interest in KPN was accounted for using the equity method in the consolidated financial statements because although the voting rights of the Company were reduced to 14.9% at December 31, 2013, its economic interests remained at 29.70% and the Company kept its two seats on the Supervisory Board which is greater than 20% of Board representation, and which is the ultimately responsible for all decision-making. After the cancellation of the preferred shares held by the KPN Preferred Shares B Foundation, the voting rights of AMX became equal to its economic interest which as of December 31, 2014 was 21.4%.

Summarized financial information of the associate, based on its IFRS financial information (adjusted for the Company’s basis in such investee) is set out below:

	December 31,		June 30,
	2014		2015
Current assets	Ps.	60,272,768	Ps.	40,120,598
Non current assets		308,341,906		308,590,078
Current liabilities		86,287,101		74,115,517
Non current liabilities		222,483,131		207,651,014

Equity		59,844,442		66,944,145
Non-controlling interests		(1,014,933)		(1,006,485)

Total equity	Ps.	58,829,509	Ps.	65,937,660

	2013 (1)	2014	2015(2)
Revenues	Ps. 143,714,146	Ps. 142,670,935	Ps.59,076,136
Operative expenses and other costs	144,547,525	156,404,795	57,408,711

Net income (loss)	(833,379)	(13,733,860)	1,667,425
Other comprehensive income (loss) items	2,798,965	1,394,408	8,712,000

Net comprehensive income for the year	Ps. 1,965,586	Ps. (12,339,452)	Ps. 10,379,425

Net income (loss) attributable to equity holders of the parent	(952,123)	(13,980,970)	1,515,472
Non-controlling interest	118,744	247,110	151,953

	Ps. (833,379)	Ps. (13,733,860)	Ps. 1,667,425

	2013(1)	2014	2015
Net comprehensive income (loss) attributable to equity holders of the parent	1,846,843	(12,586,562)	10,227,472
Non-controlling interest	118,744	247,110	151,953

	Ps. 1,965,587	Ps. (12,339,452)	Ps. 10,379,425

(1)	AMX acquired its equity interest in KPN during the second quarter of 2013, and the equity method results for 2013 were not material to its consolidated financial statements. This summarized financial information represents amounts for the entire year ended December 31, 2013.

(2)	For the six months ended June 30, 2015.

Below is a reconciliation of the equity attributable to the KPN’s shareholders in the table above with the equity method investment as of December 31, 2014 and June 30, 2015:

	2014		2015
Equity attributable to the KPN’s shareholders	Ps	.58,844,442	Ps	.66,944,145
AMX ownership		21.40%		21.09%

		12,592,711		14,118,520
Goodwill		33,823,198		25,607,185

Total investment in KPN	Ps	.46,415,909	Ps	.39,725,705

In 2015, the Company evaluated several mechanisms for the disposal of the investment in KPN shares, including but not limited to potential: (i) accelerated market sales, (ii) direct sale options in the market, and (iii) open offers to operators. During this process, AMX received various credible offers and, eventually, initiated a scheme of issuing two exchangeable bonds (at the Company’s option) with KPN shares in amounts of EUR 3 billion and EUR 750 million which approximates 19.55% of the outstanding shares of KPN (See Note 15).

The Company also reached a conclusion that it no longer exercised significant influence over KPN and thus discontinued the use of equity method accounting. This conclusion was due to both past and current events, including the Company’s publicly announcing to make its shares available for sale. Following this the Company issued exchangeable bonds and decreased its representation on KPN’s Board of Supervisors. In June 30, 2015, the Company derecognized its equity method investment (Ps.39,725,705), and thereafter recorded its financial interest in KPN at its Level 1 fair market value with prospective changes in fair market value being recorded through other comprehensive income. The Company has also de-recognized amounts previously recorded in accumulated other comprehensive income. These events resulted in a gain of Ps. 11,988,038 being recorded in the financial statement line item “Valuation of derivatives interest cost from labor obligations, loss or gain on derecognition of equity method investments and other financial items, net” of the consolidated statements of comprehensive income. As of December 31, 2015, the fair value of the net investment in shares of KPN is Ps.44,089,801 which is included as marketable securities in the accompanying consolidated statement of financial position (See Note 5). Because the underlying KPN shares are available for sale on an internationally recognized exchange, and may be readily sold to other parties if the Company so decides they are classified them as a current asset.

Acquisitions — 2013

i) Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”)

On April 30, 2013, América Móvil, entered into an agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”), to acquire 100% shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”) for an amount of Ps.1,668,000 (US$131,300). CMI holds the media and advertising business within the commercial segment at CIE. The goodwill is Ps.1,200,061.

ii) Shazam Entertainment Limited (“Shazam”)

On July 8, 2013, América Móvil acquired 10.8% of shares representing the capital stock of Shazam Entertainment Limited (“Shazam”), and entered into a strategic agreement for a business development in the Americas. The amount paid was Ps.527,536.

Acquisitions — 2014

i) Telekom Austria

On July 10, 2014, the Company through share acquisition and a Shareholders´ Agreement obtained control of the telecommunications company Telekom Austria, acquiring an additional 22.79% of the outstanding shares to reach share ownership of 50.81%. The main goal for the Company was the further development of Telekom Austria. This acquisition was measured at its fair value at the purchase date. The total purchase price was Ps.28,637,635. Acquisition costs were expensed by the Company as incurred and recorded as a part of “Other expenses” in the consolidated statement of comprehensive income for an immaterial amount. Telekom Austria was included in operating results from July 1, 2014.

As a result the Company derecognized the investment in the associate Telekom Austria upon consolidation. As part of the recognition of its previous equity investment in Telekom Austria, the Company recognized a loss of Ps.3,172,218 recognized in the “Valuation of derivatives, interest cost from” caption on the consolidated statement of comprehensive income. See Note 15 d.

The Company’s purchase price was based upon a valuation and the Company’s estimates and assumptions.

The Company’s fair values of the net identifiable assets and liabilities as at the date of the transaction are as follows:

Cash and cash equivalents	Ps.	2,180,899
Trade receivables		12,023,422
Other current assets		4,745,510
Property and equipment		68,453,157
Licenses and rights of use		27,504,303
Trademarks		8,930,690
Customer relationships		14,184,227
Investments in shares		180,900
Deferred tax asset		2,146,300

Total assets acquired		140,349,408

Liabilities and account payable short-term		34,041,011
Liabilities and account payable long-term		18,560,409
Deferred tax liability		8,518,783
Long term debt		62,307,922

Total liabilities assumed		123,428,125

Total identified net assets at fair value	Ps.	16,921,283
Non-controlling interest measured at fair value (49.19% of net assets)		(39,239,141)
Goodwill arising on acquisition		50,955,493

Fair value of the investment in Telekom Austria at the acquisition date	Ps.	28,637,635

Consideration transferred:
Fair value of the prior equity method investment	Ps.	15,381,507
Cash paid		13,256,128

Total consideration transferred	Ps.	28,637,635

Analysis of cash flows for acquisition:
Cash-flow for acquisition
Cash paid	Ps.(13,256,128)
Cash acquired with the subsidiary	2,180,899

Net cash flow on acquisition	Ps. (11,075,229)

Goodwill at the date of the consolidation:

Goodwill
Controlling interest	Ps. 25,890,485
Non-controlling interest	25,065,008

Total	Ps. 50,955,493

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

The following pro forma consolidated financial data for the years ended December 31, 2014, is based on the consolidated financial statements of the Company adjusted to give effect to (i) the acquisition of Telekom Austria; and (ii) certain accounting adjustments of the assets and liabilities of the acquired company.

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

iii)	Page Plus

On January 16, 2014, Tracfone Wireless Inc. (subsidiary of the Company) acquired Start Wireless Group for the brand known as Page Plus. This business was acquired in order to expand the Company’s distribution channels, add an incremental revenue stream, and assist in the growth of subscribers. The purchase price of the acquisition was Ps.1,583,773 (US$120,000). The cash used in the acquisition was approximately Ps.835,353 (US$63,900). The results of operations of Page Plus are included in the results of operations from January 16, 2014. The goodwill recorded as part of this acquisition is Ps.277,911.

iv)	V-Sys

On April 9, 2014, Telmex acquired 100% of the shares of V-sys, company that offers value added services of unified companies and information technologies for an amount of Ps.174,182. The goodwill recognized amounted to Ps. 83,559.

Acquisitions — 2015

1)	In February 2015, the Company acquired throughout its Telmex and Consertel subsidiaries an additional 35% of Hitss Solutions, S. A. de C.V. (Hitss) increasing its equity interest in this entity to 68.9%. Hitss offers information technology service. This acquisition was valued at is fair value at the purchase date. The Company started consolidating this subsidiary beginning March, 2015. The amount paid for the additional equity interest was Ps. 472,481, net of cash, and the goodwill recorded as part of this acquisition is Ps. 205,141. The identified goodwill has been allocated to the Mexico segment. The goodwill recognized is not deductible for income tax purposes.

2)	The following entities were acquired by Telekom Austria:

i)	In June 2015, acquired 100% of eight cable operators in the Republic of Macedonia through its subsidiary Blizoo.

ii)	In September 2015, acquired 100% of Amisco NV (‘Amis’), the holding entity of Amis Slovenia and Amis Croatia. Amis operates as a fixed-line reseller in Slovenia and owns a fiber network in Croatia. The companies offer internet, IPTV and telephone services to approximately 66,000 customers in Slovenia and approximately 24,000 customers in Croatia as of year-end 2015.

iii)	In September 2015, acquired 100% of Bultel Cable Bulgaria EAD (‘Blizoo Bulgaria’). Blizoo Bulgaria is the second largest fixed-line operator in Bulgaria and holds an 8% share in the fixed broadband market and an 11% share in the TV market. The company currently has approximately 378,000 subscribers, which obtain fixed voice, broadband and TV products via DOCSIS 3 technology. In total Blizoo Bulgaria has network coverage of 1.3 million households.

The acquired companies were consolidated beginning October 2015. The amount paid was Ps. 2,864,968, net of cash, and the goodwill recognized as part of these acquisitions was Ps. 711,723. The identified goodwill has been allocated to the Europe segment. The goodwill recognized is not deductible for income tax purposes.

During 2015, the Company acquired throughout its Mexican and Brazil subsidiaries other entities for which paid Ps.119,704, net of cash.

The Company acquired an additional non-controlling interest in its Mexican and Brazil entities for an amount of Ps.1,031,049.

c)	Consolidated subsidiaries with non-controlling interests

The subsidiary that has a material non-controlling interest is Telekom Austria. Set out below is summarized financial information as of December 31, 2014 and 2015 for the non-controlling interests of the TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of America Movil.

Summarized statements of financial position

	2014		2015
Assets:
Current assets	Ps.	35,584,231	Ps.	34,621,840
Non-Current assets		112,526,514		127,544,176

Total assets	Ps.	148,110,745	Ps.	162,166,016

Liabilities and equity:
Current liabilities	Ps.	27,377,325	Ps.	43,643,550
Non-current liabilities		81,209,684		78,038,244

Total liabilities		108,587,009		121,681,794
Equity attributable to equity holders of the parent		13,954,424		17,113,774
Non-controlling interest (1)		25,569,312		23,370,448

Total equity		39,523,736		40,484,222

Total liabilities and equity	Ps.	148,110,745	Ps.	162,166,016

(1)	Include Ps. 11,752,826 related to the undated subordinated fixed rate bond. See Note 19.

Summarized statements of comprehensive income

	2014		2015
Operating revenues	Ps.	37,392,067	Ps.	73,159,960
Operating costs and expenses		33,526,607		66,913,434

Operating income		3,865,460		6,246,526
Net income		2,358,676		6,157,758

Total comprehensive income	Ps.	1,747,203	Ps.	4,968,909

Net income attributable to:
Equity holders of the parent	Ps.	1,246,451	Ps.	3,674,886
Non-controlling interest		1,112,225		2,482,872

	Ps.	2,358,676	Ps.	6,157,758

Comprehensive income attributable to:
Equity holders of the parent	Ps.	1,043,080	Ps.	2,967,698
Non-controlling interest		704,123		2,001,211

	Ps.	1,747,203	Ps.	4,968,909

Tower operations and other passive infrastructure in Mexico spin-off

In October 2015, following the approval of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) and confirmation by the Mexican Tax Administration Service (Servicio de Administración Tributaria) of its tax implications. The Company completed the spin-off process of Telesites, S.A.B. de C.V. (“Telesites”), its telecom towers located in Mexico, which had been approved by an extraordinary meeting of shareholders held in April 2015. The National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of the shares of Telesites in December 2015, and the Company concluded the listing process on December 21, 2015.

As of the date of the spin-off, the assets and liabilities of Telesites no longer appear on the Company’s consolidated statement of financial position, and the Company transferred to Telesites as part of the spin-off Ps. 4,937,752 in property, plant and equipment, Ps. 21,000,000 in debt and other net liabilities of Ps. 96,392 resulting in a net gain of Ps. 16,158,640 recognized directly in equity. In December, 2015 Telesites repaid to the Company the debt amounting Ps. 21,000,000.

The Company has entered into lease agreements for the use of tower space from Telesites, a related party. Lease terms are for ten years, with options for renewal.

14.	Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating throughout the world. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

a)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013		2014		2015
In Mexico:
Current year income tax	Ps.	17,392,197	Ps.	26,891,333	Ps.	17,156,638
Deferred income tax		(2,932,028)		304,231		(4,095,128)
Effect of changes in tax rate		138,849		—		—
Foreign:
Current year income tax		17,955,532		18,212,915		17,775,360
Deferred income tax		(2,161,819)		(5,700,930)		(11,657,219)

	Ps.	30,392,731	Ps.	39,707,549	Ps.	19,179,651

Deferred tax related to items recognized in OCI during the year:

	2013	2014	2015
Remeasurement of defined benefit plans	Ps. 73,620	Ps.(1,650,959)	Ps.7,786,292
Effect of financial instruments acquired for hedging purposes	(43,499)	23,267	(16,069)
Other	555,879	278,776	165,510

Deferred tax charged to OCI	Ps.586,000	Ps.(1,348,916)	Ps.7,935,733

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2013	2014	2015
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	5.7%	6.0%	6.2%
Operations of foreign subsidiaries	(0.7%)	(0.9%)	—
Tax loss on sale of financial asset restructuring	(8.3%)	—	—
Other	(4.6%)	0.7%	2.1%

Effective tax rate on Mexican operations	22.1%	35.8%	38.3%
Change in estimated realization of deferred tax assets in Brazil	0.9%	0.2%	0.4%
Use of tax credits in Brazil	(0.3%)	(0.1%)	—
Equity interest in net loss of associated companies	—	2.1%	0.8%
Loss (gain) on derecognition of equity method investment	—	1.1%	(6.4%)
Loss on partial sale of investment in associated Company	—	1.9%	—
Foreign subsidiaries other items, net	6.1%	4.5%	1.1%

Effective tax rate	28.8%	45.5%	34.2%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statement of financial position				Consolidated statement of comprehensive income
	2014		2015		2013		2014		2015
Provisions	Ps.	19,600,222	Ps.	19,637,868	Ps.	1,015,977	Ps.	(2,556,720)	Ps.	(126,330)
Deferred revenues		7,153,093		8,234,540		1,356,538		1,146,039		1,065,242
Tax losses carry forward		16,242,979		19,271,677		(3,840,565)		1,378,615		(1,222,172)
Property, plant and equipment		(19,190,057)		(12,302,621)		(1,545,322)		2,805,277		7,110,085
Inventories		3,279,763		1,752,310		1,310,739		(769,095)		(1,527,453)
Licenses and rights of use		(5,062,334)		(2,525,550)		914,062		136,034		2,548,353
Employee benefits		19,720,588		30,612,286		2,596,157		3,263,517		2,614,932
Other		10,565,843		5,136,637		3,147,412		(6,967)		5,289,690

Net deferred tax assets/(liabilities)	Ps.	52,310,097	Ps.	69,817,147

Deferred tax expense/(benefit) in net profit for the year						Ps. 4,954,998	Ps.	5,396,700	Ps.	15,752,347

Reconciliation of deferred tax assets and liabilities, net:

	2013		2014		2015
Opening balance as of January 1,	Ps.	42,266,215	Ps.	52,504,635	Ps.	52,310,097
Deferred tax benefit and effect of changes in tax rate recognized in profit or loss		4,954,998		5,396,700		15,752,347
Effect of translation		1,341,774		(95,599)		(6,259,252)
Benefit for tax credits in Brazil				1,138,742
Deferred tax benefit (expense) recognized in OCI		586,000		(1,348,916)		7,935,732
Deferred taxes acquired in business combinations		3,355,648		(5,285,465)		78,223

Closing balance as of December 31,	Ps.	52,504,635	Ps.	52,310,097	Ps.	69,817,147

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	50,853,686	Ps.	66,500,539	Ps.	81,407,012
Deferred income tax liabilities		1,650,949		(14,190,442)		(11,589,865)

	Ps.	52,504,635	Ps.	52,310,097	Ps.	69,817,147

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

At December 31, 2014 and 2015, the balance of the contributed capital account (“CUCA”) is Ps. 442,103,804 and Ps.460,432,409, respectively. On January 1, 2014, the CUFIN is computed on an America Móvil’s stand-alone basis. The balance of the America Movil’s stand-alone basis amounted to Ps. 100,511,666 and Ps. 200,300,352 as of December 31, 2014 and 2015, respectively.

b)	Mexican income tax matters

Through December 31, 2013, América Móvil, S.A.B. de C.V. was the controlling company in the tax consolidation in accordance with previously existing corporate and tax law. Through 2013, the Company determined its income tax for each year on a consolidated basis with its Mexican subsidiaries, which in simple terms consisted of including the taxable income or tax loss of each Mexican subsidiary in AMX’s tax results, in proportion to a given percentage of América Móvil’s equity interest in each subsidiary.

As a result of the Tax Reform issued on December 11, 2013, a new income tax law was passed and the Business Flat Tax was repealed.

Prior Tax Consolidation Regime

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

As of December 31, 2015, the deconsolidation tax payable effects with respect to tax losses that were carried forward under the consolidation regime amount to Ps.3,591,667 (Ps. 3,279,356 as of December 31, 2014), which is being paid by the Company in the amounts and terms set forth in the law. This amount is included as part of the “taxes payable” line of the consolidated statements of financial position.

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

Corporate tax rate

The income tax rate applicable in Mexico from 2013 through 2015 was 30%.

c)	Significant foreign income tax matters

Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country. The combined income before taxes and the combined provision for taxes of such subsidiaries in 2013, 2014 and 2015 are as follows:

	2013	2014	2015
Combined income before taxes	Ps.29,270,337	Ps.13,256,266	Ps.27,933,182
Combined tax provision differences not deductible-not cumulative in the Foreign Subsidiaries	15,793,713	12,511,984	6,118,142

The effective income tax rate for the Company’s foreign jurisdiction was 54% in 2013, 94% in 2014 and 22% in 2015 as shown in the table above. The statutory tax rates in these jurisdictions vary, although many approximate 22% to 39%. The primary difference between the expected statutory rates and the effective rates in 2013 was attributable to loss in partial sales of shares (KPN) and the change in the realization of deferred tax in Brazil. The primary difference between the expected statutory rates and the effective rates in 2014 was attributable to the loss on derecognition of the equity method of Telekom Austria, the loss in partial sales of KPN shares and equity method recognized on KPN. The primary difference between the expected statutory rates and the effective rates in 2015 was attributable to the gain on derecognition of the equity method investment in KPN.

d)	Tax losses

i) At December 31, 2015, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2015	Tax loss carryforward benefit
Brazil	Ps.46,809,376	Ps.15,687,138
Mexico	7,071,802	2,121,540
Colombia	122,225	36,667
Peru	272,306	81,692
Austria	5,378,559	1,344,640

Total	Ps.59,654,268	Ps.19,271,677

ii) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

A) The Company has accumulated Ps.46,809,376 in net operating loss carry-forwards (“NOL’s”) in Brazil as of December 31, 2015. In Brazil there is no expiration of the NOL’s. However, the NOL amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

Through December 31, 2013, separate legal entities in Brazil did not file tax returns on a consolidated basis. On December 31, 2014, several of the Company’s subsidiaries in Brazil were merged increasing the probability that the recorded NOL’s will be ultimately recovered.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s recent merger of its operations in Brazil, resulting in an organizational structure that is anticipated to be more efficient and profitable.

B) In Mexico the tax loss carryforwards expire in ten years on a stand-alone basis.

C) In Austria, the loss carryforwards have no expiration, but its annual usage is limited to 75% of the taxable income of the year.

15.	Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2014
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 7.5%	2042	Ps.	210,126,663
	Floating rates Senior notes (i)	L + 1.0%	2016		11,038,500
	Financial Leases	3.75%	2015		106,862
	Lines of credit (iii)	4.00% - 7.70% & L + 2.10%	2024		14,600,011

	Subtotal U.S. dollars				235,872,036

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 9.00%	2037		78,200,265
	Floating rate Senior notes (i) (ii)	TIIE + 0.40% - 1.25%	2016		6,600,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2015		311,048

	Subtotal Mexican pesos				85,111,313

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		177,127,119
	Lines of credit (iii)	3.10% - 5.41%	2019		11,903,748

	Subtotal Euros				189,030,867

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		63,047,129

	Subtotal Sterling pounds				63,047,129

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,542,492

	Subtotal Swiss francs				15,542,492

Brazilian reais
	Lines of credit (iii)	3.0% - 6.00%	2019		4,435,774

	Subtotal Brazilian reais				4,435,774

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,768,322

	Subtotal Colombian pesos				2,768,322

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		7,582,720
	Financial Leases	5.05% - 8.97%	2027		364,334

	Subtotal other currencies				7,947,054

	Total debt				603,754,987

	Less: Short-term debt and current portion of long -term debt				57,805,517

	Long-term debt			Ps.	545,949,470

At December 31, 2015
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	205,099,106
	Floating rates Senior notes (i)	L + 1.0%	2016		12,904,875
	Lines of credit (iii)	1.5% - 8.0% & L + 0.20% - 0.28%	2024		39,488,198

	Subtotal U.S. dollars				257,492,179

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 9.00%	2037		81,782,648
	Floating rate Senior notes (i) (ii)	TIIE + 1.25%%	2016		2,000,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		2,632,549

	Subtotal Mexican pesos				86,415,197

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		237,077,578
	Lines of credit (iii)	3.10% - 5.41%	2019		7,316,507

	Subtotal Euros				244,394,085

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		69,689,766

	Subtotal Sterling pounds				69,689,766

Swiss francs
	Fixed-rate Senior notes (i)	1.125% & 2.00%	2018		14,085,385

	Subtotal Swiss francs				14,085,385

Brazilian reais
	Lines of credit (iii)	3.00% - 9.50%	2020		2,752,089

	Subtotal Brazilian reais				2,752,089

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,458,485

	Subtotal Colombian pesos				2,458,485

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		5,695,406
	Financial Leases	5.05% - 8.97%	2027		234,152

	Subtotal other currencies				5,929,558

	Total debt				683,216,744

	Less: Short-term debt and current portion of long -term debt				119,589,786

	Long-term debt			Ps.	563,626,958

L = LIBOR o London Interbank Offer Rate

TIIE = Mexican Interbank Rate

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2014 and December 31, 2015, was approximately 4.7% and 4.2%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.5%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt maturities as of December 31, 2014 and December 31, 2015, is as follows:

	2014	2015
Domestic Senior Notes (Certificados Bursátiles)	Ps. 4,600,000	Ps. 2,000,000
International Senior Notes	35,315,148	75,878,612
Lines of credit	17,646,130	41,573,097
Financial Leases	244,239	138,077

Subtotal short-term debt	Ps. 57,805,517	Ps. 119,589,786

Weighted average interest rate	4.0%	3.5%

The Company’s long-term debt maturities and amortizations are as follows:

Years	Amount
2017	Ps. 47,150,363
2018	28,399,886
2019	49,610,142
2020	100,288,898
2021 and thereafter	338,177,669

Total	Ps. 563,626,958

(i) Senior Notes

The outstanding Senior Notes at December 31, 2014 and December 31, 2015 are as follows:

Currency*	2014	2015
U.S. dollars	Ps. 221,165,164	Ps. 218,003,981
Mexican pesos	84,800,265	83,782,648
Euros	177,127,119	237,077,578
Sterling pounds	63,047,129	69,689,766
Swiss francs	15,542,492	14,085,385
Japanese yens	2,224,042	2,590,564
Chinese yuans	2,371,767	—
Colombian pesos	2,768,321	2,458,485
Chilean pesos	2,986,911	3,104,842

*	Thousands of Mexican pesos

In the first quarter of 2015, the Company placed Ps. 3,500,000 under the Global Notes Program with the reopening of the bond maturing in 2024 and a coupon of 7.125%. The Global Notes Program of Mexican pesos, that was announced in November 2012 has the advantage of being registered both with the SEC in the US and with the National Banking and Securities Commission (“CNBV”) in Mexico, allowing seamless operation for domestic and international investors of such Notes.

In May 2015, the Company placed 5 year bonds for an amount of EUR 3,000,000 thousands which may be exchange for ordinary shares of KPN, at an exercise price of €4.9007, 45% higher than the reference price on the date of issuance. At December 31, 2015 the closing price of the stock ok KPN was €3.4920. Given the terms of the bond the Company identified an embedded option with a fair value of EUR 177,390 thousands reflected as liability within derivative financial instruments on the Consolidated Statement of Financial Position as of December 31, 2015. Under the terms of the exchangeable bond agreement, none of the exchange property (specifically, the KPN shares) has been or will be charged or otherwise placed in custody or set aside to secure or satisfy the Company’s obligations. At any time the Company may or may not be the owner of the whole or any part of this property and may sell or otherwise dispose of the same or take any action or exercise any rights or options in respect of the same at any time.

In September 2015, the Company completed the placement of EUR 750,000 thousands principal amount of exchangeable bonds that will be mandatory exchangeable at maturity into ordinary shares of KPN. The bonds will have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears, as well as corresponding cash dividends pay by KPN net of withholding taxes. The reference price of the KPN share for its exchange was set at €3.3374 but could be as high as €4.2552 (reference price plus 27.5%). As a result of the Company’s mandatory exchangeable bond, the Company placed 224,726 million of ordinary shares of KPN in a trust in favor of the bond trustee and the bond holders. The aforementioned conditions allowed the Company to derecognize a portion of its investment in shares in KPN corresponding to the 224,726 million of ordinary shares of KPN of its Consolidated Statement of Financial Position as of December 31, 2015.

The exchangeable bonds described above have provisions that will allow for their settlement in cash if AMX wishes to retain ownership of the shares.

(ii) Domestic Senior Notes

At December 31, 2014 and December 31, 2015, debt under Domestic Senior Notes aggregate to Ps. 27,428,565 and Ps. 22,910,948, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate.

(iii) Lines of credit

At December 31, 2014 and December 31, 2015, debt under lines of credit aggregates to Ps. 30,077,192 and Ps. 52,189,343, respectively.

Likewise, the Company has two undrawn revolving syndicated facilities – one for U.S.$2,500,000 and one for the Euro equivalent of U.S.$2,000,000 currently undrawn. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to U.S.$2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria also has an undrawn revolving syndicated facility in Euros for 1,000,000 thousands at a variable rate based on EURIBOR.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2015, the Company was in compliance with all these requirements.

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

Covenants

In conformity with the credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company may be accelerated, at the option of the debt holder in the case that a change in control occurs.

b) For the years ended December 31, 2013, 2014 and 2015, interest income was Ps.2,925,834, Ps. 7,052,271 and Ps. 4,774,894, respectively.

c) For the years ended December 31, 2013, 2014 and 2015, interest expense was Ps.(23,950,653), Ps.(31,522,523) and Ps.(31,200,286), respectively.

d) For the years ended December 31, 2013, 2014 and 2015, Valuation of derivatives and other financial items was as follows:

	2013	2014	2015
Gain in valuation of derivatives, net	Ps. 2,841,952	Ps. 7,397,142	Ps. 15,128,269
Capitalized interest expense (Note 11 e)	3,002,576	3,258,928	3,524,841
Commissions on debt	(1,839,467)	(1,612,395)	(1,399,479)
Interest cost of labor obligations (Note 18)	(4,035,359)	(4,933,083)	(5,701,622)
Interest expense on taxes	(4,228,155)	(2,115,730)	(135,569)
Loss on partial sale of shares in associated Company	(896,956)	(5,554,612)	(545)
(Loss) gain on de-recognition of equity method investment (Note 13)	—	(3,172,218)	11,988,038
Other financial cost	(3,136,126)	(3,458,293)	(1,867,774)

	Ps. (8,291,535)	Ps. (10,190,261)	Ps. 21,536,159

16. Accounts Payable, Accrued Liabilities and Asset Retirement Obligations

a) An analysis of the caption accounts payable and accrued liabilities is as follows:

	At December 31,
	2014	2015
Suppliers	Ps. 105,226,573	Ps. 106,399,877
Sundry creditors	71,429,525	68,700,378
Interest payable	9,418,164	9,810,698
Guarantee deposits from clients	1,974,323	1,424,428
Dividends payable	3,454,777	3,603,000

Total	Ps. 191,503,362	Ps. 189,938,381

b) The balance of accrued liabilities at December 31, 2014 and 2015 are as follows:

	At December 31,
	2014	2015
Current liabilities
Direct employee benefits payable	Ps.20,735,930	Ps.17,632,137
Contingencies	33,232,749	34,611,091

	Ps.53,968,679	Ps.52,243,228

The movements in contingencies for the years ended December 31, 2014 and 2015 are as follows:

	Balance at					Applications		Balance at
	December 31, 2013	Business combination		Effect of translation	Increase of the year	Payments	Reversals	December 31, 2014
Contingencies	Ps.25,755,150	Ps.	1,666,269	Ps.(240,406)	Ps.11,211,251	Ps.(4,740,828)	Ps.(418,687)	Ps.33,232,749

	Balance at					Applications		Balance at
	December 31, 2014	Business combination		Effect of translation	Increase of the year	Payments	Reversals	December 31, 2015
Contingencies	Ps.33,232,749	Ps.	68,896	Ps.(3,951,150)	Ps.11,414,777	Ps.(3,643,533)	Ps.(2,510,648)	Ps.34,611,091

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 21 c) for detail of contingencies.

c) The movement in the asset retirement obligations for the years ended December 31, 2014 and 2015 is as follows:

	Balance at							Applications		Balance at
	December 31, 2013		Business Combination		Effect of translation	Increase of the year		Payments	Reversals	December 31, 2014
Asset retirement obligation	Ps.	7,516,460	Ps.	3,381,898	Ps.(5,349)	Ps.	2,779,076	Ps.(89,895)	Ps.(130,783)	Ps.	13,451,407

	Balance at							Applications		Balance at
	December 31, 2014		Business Combination		Effect of translation	Increase of the year		Payments	Reversals	December 31, 2015
Asset retirement obligation	Ps.	13,451,407			Ps.(608,012)	Ps.	1,356,088	Ps.(20,219)	Ps.(2,609,367)	Ps.	11,569,897

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites, and may include labor costs. Reversals for 2015 are primarily related to the Telesites spin-off, as described in further detail within Note 13.

17. Deferred Revenues

An analysis of deferred revenues at December 31, 2013, 2014 and 2015 is as follows:

	At December 31,
	2013		2014		2015
At January 1,	Ps.	25,057,134	Ps.	28,121,634	Ps.	32,794,992
Revenue deferred during the year		151,159,144		219,043,115		241,862,349
Recognized as revenues		(147,434,552)		(218,622,000)		(241,816,698)
Business combinations		—		3,116,395		55,129
Effect of translation		(660,092)		1,135,848		1,557,060

At December 31,	Ps.	28,121,634	Ps.	32,794,992	Ps.	34,452,832

Presented in the consolidated statements of financial position as follows:
Current liabilities	Ps.	27,016,340	Ps.	31,464,235	Ps.	33,399,892
Non-current liabilities		1,105,294		1,330,757		1,052,940

	Ps.	28,121,634	Ps.	32,794,992	Ps.	34,452,832

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the consolidated statements of comprehensive income when they are earned, including points programs.

18. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2014		2015
Liability:
Mexico	Ps.	49,935,630	Ps.	84,801,485
Puerto Rico		16,024,080		15,621,619
Brazil		4,781,286		3,534,739
Europe		15,738,304		14,788,678
Ecuador		125,265		196,841

Total	Ps.	86,604,565	Ps.	118,943,362

Net period cost (benefit)

	For the year ended December 31,
	2013		2014		2015
Mexico	Ps.	7,602,818	Ps.	8,755,823	Ps.	8,962,953
Puerto Rico		(713,271)		(1,631,225)		(455,117)
Brazil		384,642		436,753		451,353
Austria		—		267,604		260,850
Ecuador		18,650		26,759		58,042

Total	Ps.	7,292,839	Ps.	7,855,714	Ps.	9,278,081

a) Defined benefit plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2014				2015
	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability
Mexico	Ps.260,662,704	Ps.(211,287,266)		Ps.49,375,438	Ps.266,548,490	Ps.(182,436,376)		Ps.84,112,114
Puerto Rico	31,713,023	(15,688,943)		16,024,080	32,929,155	(17,307,536)		15,621,619
Brazil	13,692,521	(15,384,120)	Ps.6,257,074	4,565,475	10,909,086	(12,490,528)	Ps.4,823,147	3,241,705
Europe	3,445,112			3,445,112	3,544,587			3,544,587

Total	Ps.309,513,360	Ps.(242,360,329)	Ps.6,257,074	Ps.73,410,105	Ps.313,931,318	Ps.(212,234,440)	Ps.4,823,147	Ps.106,520,025

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended 2013, 2014 and 2015:

	At December 31, 2013
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	288,840,621	Ps.	(226,108,754)	Ps.	3,246,770	Ps.	65,978,637
Current service cost		4,806,316						4,806,316
Interest cost on projected benefit obligation		23,536,570						23,536,570
Expected return on plan assets				(19,828,034)				(19,828,034)
Changes in the asset ceiling during the period and others				70,613		256,210		326,823
Past service costs and other		(1,755,273)						(1,755,273)

Net period cost	Ps.	26,587,613	Ps.	(19,757,421)	Ps.	256,210	Ps.	7,086,402
Actuarial gain for changes in experience		(1,147,669)						(1,147,669)
Actuarial loss from changes in demographic assumptions		128,641						128,641
Actuarial gain from changes in financial assumptions		(2,599,304)						(2,599,304)
Changes in the asset ceiling during the period and others						3,311,757		3,311,757
Return on plan assets greater than discount rate				6,882,581				6,882,581

Recognized in Other comprehensive income	Ps.	(3,618,332)	Ps.	6,882,581	Ps.	3,311,757	Ps.	6,576,006
Contributions made by plan participants		153,528						153,528
Contributions to the pension plan by the company				(2,067,882)				(2,067,882)
Benefits paid		(8,833,941)		8,833,941
Payments to employees		(11,034,105)						(11,034,105)
Effect of translation		(1,906,531)		1,824,364		(400,092)		(482,259)

Others	Ps.	(21,621,049)	Ps.	8,590,423	Ps.	(400,092)	Ps.	(13,430,718)
Balance at the end of the year		290,188,853		(230,393,171)		6,414,645		66,210,327

Non-current obligation	Ps.	290,188,853	Ps.	(230,393,171)	Ps.	6,414,645	Ps.	66,210,327

	At December 31, 2014
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	290,188,853	Ps.	(230,393,171)	Ps.	6,414,645	Ps.	66,210,327
Current service cost		4,673,010						4,673,010
Interest cost on projected benefit obligation		25,052,769						25,052,769
Expected return on plan assets				(20,853,857)				(20,853,857)
Changes in the asset ceiling during the period and others						734,171		734,171
Past service costs and other		(2,530,502)		101,554				(2,428,948)
Actuarial loss for changes in experience		11,307						11,307
Actuarial gain from changes in demographic assumptions		(89)						(89)
Actuarial loss from changes in financial assumptions		132,529						132,529

Net period cost	Ps.	27,339,024	Ps.	(20,752,303)	Ps.	734,171	Ps.	7,320,892
Actuarial loss for changes in experience		1,709,077						1,709,077
Actuarial loss from changes in demographic assumptions		1,295,107						1,295,107
Actuarial loss from changes in financial assumptions		3,885,510						3,885,510
Changes in the asset ceiling during the period and others						(844,575)		(844,575)
Return on plan assets greater than discount rate				4,076,445				4,076,445

Recognized in Other comprehensive income	Ps.	6,889,694	Ps.	4,076,445	Ps.	(844,575)	Ps.	10,121,564
Contributions made by plan participants		191,622						191,622
Contributions to the pension plan by the company				(2,183,939)				(2,183,939)
Benefits paid		(8,523,259)		8,523,259
Payments to employees		(12,720,278)						(12,720,278)
Acquisition of subsidiary		2,934,794						2,934,794
Effect of translation		3,339,349		(1,630,620)		(47,167)		1,661,562

Others	Ps.	(14,777,772)	Ps.	4,708,700	Ps.	(47,167)	Ps.	(10,116,239)
Balance at the end of the year		309,639,799		(242,360,329)		6,257,074		73,536,544
Less short-term portion		(126,439)						(126,439)

Non-current obligation	Ps.	309,513,360	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,410,105

	At December 31, 2015
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	309,639,799	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,536,544
Current service cost		4,540,925						4,540,925
Interest cost on projected benefit obligation		25,811,047						25,811,047
Expected return on plan assets				(20,710,965)				(20,710,965)
Changes in the asset ceiling during the period and others						601,540		601,540
Past service costs and other		(1,365,096)		118,725				(1,246,371)
Actuarial loss for changes in experience		(27,949)						(27,949)
Actuarial loss from changes in financial assumptions		30,285						30,285

Net period cost	Ps.	28,989,212	Ps.	(20,592,240)	Ps.	601,540	Ps.	8,998,512
Actuarial loss for changes in experience		(2,021,790)						(2,021,790)
Actuarial loss from changes in demographic assumptions		(685,110)						(685,110)
Actuarial loss from changes in financial assumptions		(2,502,344)						(2,502,344)
Changes in the asset ceiling during the period and others						(754,357)		(754,357)
Return on plan assets greater than discount rate				31,026,539				31,026,539

Recognized in Other comprehensive income	Ps.	(5,209,244)	Ps.	31,026,539	Ps.	(754,357)	Ps.	25,062,938
Contributions made by plan participants		231,619						231,619
Contributions to the pension plan by the company				(2,954,839)				(2,954,839)
Benefits paid		(22,321,686)		22,149,262				(172,424)
Payments to employees		(19,929)						(19,929)
Effect of translation		2,739,958		497,167		(1,281,110)		1,956,015

Others	Ps.	(19,370,038)	Ps.	19,691,590	Ps.	(1,281,110)	Ps.	(959,558)
Balance at the end of the year		314,049,729		(212,234,440)		4,823,147		106,638,436
Less short-term portion		(118,411)						(118,411)

Non-current obligation	Ps.	313,931,318	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,520,025

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2013, 2014 and 2015 was Ps.185,554, Ps. 573,733 and Ps. 160,835, respectively. The balance of other employee benefits at December 31, 2014 and 2015 was Ps. 560,192 and Ps. 689,471.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2013 and 2014 and 2015 was Ps.18,650, Ps. 26,759 and Ps.58,042, respectively. The balance of employee benefits at December 31, 2014 and 2015 was Ps.125,265 and Ps.196,841, respectively.

Plan assets are invested in:

	At December 31
	2014			2015
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	35%	11%	56%	35%	7%	57%
Debt instruments	64%	83%	44%	64%	88%	43%
Others	1%	6%	—	1%	5%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 182,436,377 at December 31, 2014 and Ps 211,287,266 as of December 31, 2015, which are invested in equity and debt instruments of both America Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 25,954,494 during 2015, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2014 to December 31, 2015. The decline in fair value of the aforementioned related party pension plan investments approximated Ps. 28,793,765 during the year ended December 31, 2015.

The assumptions used in determining the net period cost were as follows:

	2013			2014				2015
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long-term rate return	3.95%	11.53%	9.20%	4.80%	12.09%	9.20%	2.00%	Varies	12.57%	9.20%	1.25% & 2.25%
Rate of future salary increases	4.00%	4.75%	4.50%	4.00%	5.40%	4.50%	5.5%, 3.1% & 4.5%	3.50%	5.00%	4.50%	4.9%, 3.0% & 4.5%
Percentage of increase in health care costs for the coming year	5.90%	11.90%		5.80%	11.90%			5.70%	11.50%
Year to which this level will be maintained	2027			2027				2027
Rate of increase of pensions							1.60%				1.60%
Employee turnover rate*							0.0%-2.01%				0.0%-2.06%
*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 2007 Tables.

Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement	80 CSO Code Table
Rotation	Probability of leaving the Company other than death, Disability and retirement is zero

Austria

Life expectancy in Austria is based on “AVÖ 2008-P- Rechnungsgrundlagen für die Pensionsversicherung-Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2015, the Company conducted a sensitivity analysis on the most significant variables that affect the OBD, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the OBD pension and other benefits at December 31, 2015 are as follows:

	-100 points		+100 points
Discount rate	Ps.	30,985,633	Ps.	(26,154,658)
Health care cost trend rate	Ps.	3,598,440	Ps.	(2,972,902)

Telmex Plans

Part of the Telmex´s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation received by the employees in their final year of employment, their seniority, and their age at the time of retirement. Telmex has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary.

Defined benefits plan in Austria

Telekom Austria provides defined benefits for certain former employees in Austria. All such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. Telekom Austria is exposed to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits.

Service awards in Austria

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

Severance in Austria

Employees starting to work for Austria on or after January 1, 2003 are covered by a defined contribution plan. Telekom Austria paid Ps. 36,917 and Ps. 34,142 (1.53% of the salary) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2015 and 2014, respectively.

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

b) The defined contribution plans (DCP)

Brazil

Claro makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (between 3% and 12% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

The unfunded liability represents Claro’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2014 and 2015, the balance of the DCP liability was Ps. 215,811 and Ps. 293,034 respectively.

As of December 31, 2013, 2014 and 2015 the cost of labor were Ps.2,233, Ps. 38,583 and Ps. 23,319 respectively.

Austria

In Austria, pension benefits generally are provided by the social security system for employees and by the government for civil servants. Telekom Austria is required to assist in funding the Austrian government’s pension and health care obligations to Telekom Austria current and former civil servants and their surviving dependents. In 2015 and 2014, the rate of contribution for active civil servants amounted to a maximum of 28.3% depending on the age of the civil servant. 15.75% are borne by Telekom Austria and the remaining portion is contributed by the civil servants. Contributions to the government, net of the share contributed by civil servants, amounted to Ps. 718,934 in 2015 and Ps. 375,831 for the period from July 1 to December 31, 2014. From January 1, 2017, the rate of contribution will be reduced to a maximum of 25.1% depending on the age of the civil servant 12.55% are borne by Telekom Austria and the remaining portion is contributed by the civil servants.

Additionally, Telekom Austria sponsors a defined contribution plan for employees of some of its Austrian subsidiaries. Telekom Austria contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps. 252,368 in 2015 and Ps.115,442 for the period from July 1 to December 31, 2014.

As of December 31, 2014 and 2015 the liability related to this defined contribution plan amounted to Ps 132,368 and Ps. 127,510, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at								Applications				Balance at
	December 31, 2013		Business Combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2014

Long-term direct employee benefits	Ps.		Ps.	11,802,035	Ps.	68,354	Ps.	1,994,823	Ps.	(773,050)	Ps.	(931,338)	Ps.	12,160,824

	Balance at								Applications				Balance at
	December 31, 2014		Business Combination		Effect of translation		Increase of the year		Payments		Reversals		December 31, 2015

Long-term direct employee benefits	Ps.	12,160,824	Ps.	-	Ps.	569,955	Ps.	2,022,865	Ps.	(1,720,080)	Ps.	(1,916,983)	Ps.	11,116,581

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

The expense recognized related to the increase in the provision is reported in the line item commercial, administrative and general expenses, while the accretion expense is reported in valuation of derivatives, interest cost from labor obligations and other financial items, net . A part of the provision was released since a number of employees returned to regular operations, were transferred to the government or opted for schemes such as golden handshakes, special severance packages and early retirement to an extent not foreseeable at the time of the measurement of the provision in 2014. The changes in estimate are due to adjustments of the discount rate and the rate of compensation, the change of the contribution to the defined contribution pension plan from 2017 on as well as an adjustment of the employee turnover rate from 23.4% in 2014 to 22.9% in 2015. The employee turnover rate takes into consideration employees leaving in the future as well as temporary re-employment within Telekom Austria Group and is only applicable to the provision for employees permanently leaving the service process and not to provisions for social plans.

Based on the general agreement for the transfer of personnel, which was concluded with the Austrian government in 2013, employees transferring voluntarily to the government can apply for a permanent transfer after a probation period of six months. During this probation period, Telekom Austria Group bears the salary expense. In case of a permanent transfer, Telekom Austria Group has to compensate the government for any excess expense arising due to differing professional classifications of work places. Furthermore, compensation payments have to be effected to civil servants up to the age of 62 (optionally also one-off payments).

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

19. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps.362,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 23,384,632,660 are “AA” shares (full voting rights); (ii) 642,279,095 are “A” shares (full voting rights); and (iii) 71,462,812,441 are “L” shares (limited voting rights), all of them fully subscribed and paid.

b) As of December 31, 2015 and 2014, the Company’s capital stock was represented by 66,000,000,000 (23,384,632,660 “AA” shares, 625,416,402 “A” shares and 41,989,950,938 “L” shares), and 68,150,000,000 shares (23,384,632,660 “AA” shares, 648,994,284 “A” shares and 44,116,373,056 “L” shares), respectively.

c) As of December 31, 2015 and 2014, the Company’s treasury held for placement in accordance with the provisions of the of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of (i) 29,489,724,196 shares (29,486,009,139 “L” shares and 3,715,057 “A” shares); and (ii) 27,339,724,196 shares (27,338,625,508 “L” shares and 1,098,688 “A” shares), respectively.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares) representing said capital stock.

“AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), may represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

On April 30, 2015, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of Ps.$0.26 per share to each of the shares of its capital stock “AA”, “A” and “L”, payable in two equal installments each of Ps.$0.13; (ii) payment of an extraordinary cash dividend of Ps.$0.30 pesos to each of the shares of its capital stock “AA”, “A” and “L”, payable in a single installment; and (iii) increase the amount of funds available for the Company’s buyback program by Ps.35 billion.

On April 28, 2014, the Company’s shareholders approved, among others resolution, the (i) payment of a cash dividend of Ps. 0.24 per share to each of the shares of its capital stock “AA”, “A” and “L”, payable in two equal installments each of Ps. 0.12 pesos; and (ii) increase the amount of funds available for the Company’s buyback program by Ps.30 billion.

The payment of dividends described above comes from the balance of the Company’s CUFIN.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock at par value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2015 and 2014, the legal reserve amounted to Ps.358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares (“A” shares and “AA” shares), effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, Mexican law and the Company bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the “L” Shares, “A” Shares, “L” Share ADSs or “A” Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2015). Nonresident holders could be subject to a lower tax rate, to the extent that they eligible for benefits under an income tax treaty to which Mexico is a party.

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2013		2014		2015
Net profit for the period attributable to equity holders of the parent	Ps.	74,624,979	Ps.	46,146,370	Ps.	35,054,772
Weighted average shares (in millions)		72,866		69,254		66,869

Earnings per share attributable to equity holders of the parent	Ps.	1.02	Ps.	0.67	Ps.	0.52

Undated Subordinated Fixed Rate Bond

In January 2013, Telekom Austria issued an Undated Subordinated Fixed Rate Bond with a face value of 600 million euros, which is subordinated with indefinite maturity and which is, based on its conditions, classified as stockholders equity according to IFRS.

The bond pays an annual coupon of 5.625%. Telekom Austria has the right (call), to redeem the bond on February 1, 2018. Telekom Austria has an early termination right under certain conditions. After that period (2018), the bond establishes conditions and increases the coupon rate every five years. After analyzing the conditions of the issuance, Telekom Austria recognized the instrument in equity, since it does not meet the criteria for classification as financial liability, not because it does not represent an obligation to pay.

On the consolidated statements of financial position, the Company recognized this bond as a component of equity (non-controlling interest), as financial instruments issued by its subsidiary are classified as equity in the subsidiary’s financial statements and are thus considered non-controlling interest in the Company’s consolidated financial statements.

20.	Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other those with carrying value amounts that are reasonable approximations of fair value, held by América Móvil as of December 31, 2014 and 2015:

	December 31, 2014
	Loans and receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	122,028,071	Ps.	—	Ps.	—
Related parties		1,320,107
Derivative financial instruments		—		22,536,056

Total	Ps.	123,348,178	Ps.	22,536,056	Ps.	—

Financial Liabilities:
Debt	Ps.	603,754,987	Ps.		Ps.
Accounts payable		191,503,362
Related parties		3,087,292
Derivative financial instruments		—		8,373,205		154,607

Total	Ps.	798,345,641	Ps.	8,373,205	Ps.	154,607

	December 31, 2015
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	129,198,593	Ps.		Ps.
Related parties		845,633
Derivative financial instruments				40,882,008
Marketable securities and other short term investments				12,257,668		44,089,801

Total	Ps.	130,044,226	Ps.	53,139,676	Ps.	44,089,801

Financial Liabilities:
Debt	Ps.	683,216,744	Ps.		Ps.
Accounts payable		189,938,381
Related parties		2,246,834
Derivative financial instruments				7,350,191		100,599

Total	Ps.	875,401,959	Ps.	7,350,191	Ps.	100,599

Long-term Financial Liabilities
Derivative financial instruments				Ps. 3,314,146

Total				Ps. 3,314,146

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

The fair value for the financial assets (other those with carrying value amounts that are reasonable approximations of fair value) and financial liabilities shown in the consolidated statement of financial position at December 31, 2014 and 2015 is as follows:

	Measurement of fair value at December 31, 2014
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives financial instruments	Ps.		Ps.	22,536,056	Ps.	Ps.	22,536,056
Pension plan assets		242,360,329					242,360,329

Total	Ps.	242,360,329	Ps.	22,536,056	Ps.	Ps.	264,896,385

Liabilities:
Debt	Ps.	411,497,065	Ps.	229,028,589	Ps.	Ps.	640,525,654
Derivatives financial instruments				8,527,812			8,527,812

Total	Ps.	411,497,065	Ps.	237,556,401	Ps.	Ps.	649,053,466

	Measurement of fair value at December 31, 2015
	Level 1		Level 2		Level 3	Total
Assets:
Derivatives financial instruments	Ps.		Ps.	40,882,008	Ps.	Ps.	40,882,008
Pension plan assets		212,234,440					212,234,440
Marketable securities and other short term investments		44,089,801		12,257,668			56,347,469

Total	Ps.	256,324,241	Ps.	53,139,676	Ps.	Ps.	309,463,917

Liabilities:
Debt	Ps.	656,026,844	Ps.	59,400,873		Ps.	715,427,717
Derivatives financial instruments				7,450,790			7,450,790

Total	Ps.	656,026,844	Ps.	66,851,663		Ps.	722,878,507

Long-term Liabilities
Derivative financial instruments			Ps.	3,314,146		Ps.	3,314,146

Total			Ps.	3,314,146		Ps.	3,314,146

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

For the years ended December 31, 2013, 2014 and 2015, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

21. Commitments and Contingencies

a) Leases

At December 31, 2014 and 2015, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of towers and or premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

The Company has the following non-cancelable commitments under finance leases:

Year ended December 31	2014		2015
2015	Ps.	266,026
2016		148,350	Ps.	151,091
2017		31,319		32,653
2018		31,319		32,653
2019		31,319		7,376
2020		29,994		7,376
2021 and thereafter				49,173

Total		538,327		280,322
Less: amounts representing finance charges		(67,131)		(46,170)

Present value of net minimum lease payments		471,196		234,152
Less current portion		244,240		138,077

Long-term obligations	Ps.	226,956	Ps.	96,075

An analysis of non-cancellable operating leases in the next five years is as follows:

Year ended December 31,
2016	Ps.	10,949,839
2017		9,888,061
2018		10,144,186
2019		9,438,297
2020		9,151,395
2021 and thereafter		38,948,274

Total	Ps.	88,520,052

Rent expense for the years ended December 31, 2013, 2014 and 2015 was Ps. 14,800,464, Ps. 18,925,361 and Ps.22,015,761, respectively.

b) Commitments

At December 31, 2015, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their 4G networks for an amount up to approximately US$ 951,952 (approximately Ps. 16,373,573. The completion period of these projects depends upon the type of fixed assets under construction. In the case of telephone plant (switching transmission), it takes 6 months on average; for others, it may take more than 2 years.

These commitments will be paid as follows:

Less than 1 year	Ps.14,801,710
1 to 3 years	1,571,863

Total	Ps.16,373,573

As of December 31, 2015, the Company has outstanding purchase commitments with telephone manufacturers for cellular phones for resale for approximately Ps.10,031,390 (US$ 583,000), for delivery through May 2016. Additionally, the Company has a commitment to pay Ps 2,098,060 in 2016 for the concession granted to Telcel as explained in the Note 24 c).

In addition, the Company’s subsidiary Tracfone has entered into long-term contracts with wireless carriers for the purchase of airtime minutes at current market prices. The purchase commitments are with three carriers, and at December 31, 2015 these commitments amounts to Ps. 53,512,215, (US$3,110,000), through the year ending December 31, 2016.

c) Contingencies1

I. MEXICO

a. América Móvil

Tax Assessment

In December 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”), notified the Company of an assessment of Ps.529,700 related to the Company’s tax return for the fiscal year ended December 31, 2005, and reduced the Company’s consolidated tax loss from Ps.8,556,000 to zero. The Company has challenged this assessment in federal tax courts and a final decision is still pending. The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

Preponderant Economic Agent Determination

In March 2014, the Company, Telcel, Telmex and Telnor filed challenges (juicios de amparo) against the declaration by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) that, together with certain affiliates, they constitute an economic interest group that is a “preponderant economic agent” (agente económico preponderante) in the telecommunications market in Mexico and imposing certain specific asymmetrical regulations. A final resolution to these challenges is pending. However, due to the fact that the under the new regulatory framework the IFT’s determinations are not suspended, the enforceability of the IFT’s declaration is not subject of provisional suspension.

b. Telcel

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power

[1]	Amounts in thousands of Mexican pesos, thousands of U.S. dollars and thousands of Euros, unless otherwise indicated.

in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions and a final resolution of these challenges is pending. If upheld, these decisions, would allow the IFT (who is now the entity responsible for these investigations) to impose additional requirements as to rates, quality of service and information, among other matters.

Monopolistic Practices Investigations

In June 2015, the IFT issued a resolution declaring that Telcel had complied with all of the undertakings that had been proposed by IFT’s predecessor, Cofeco, in connection with its investigations into Telcel’s alleged “relative monopolistic practices” and the revocation of a related fine in May 2012. Six operators challenged the revocation of the fine and the related conclusion of the investigations. All of those proceedings were resolved on terms favorable to Telcel between 2013 and 2015. One of the operators also filed a civil proceeding claiming alleged damages arising from the revocation of the fine and Telcel’s undertakings. This proceeding is still pending.

On a related investigation of Telcel’s alleged “relative monopolistic practices”, the IFT issued a Probable Cause Finding (Oficio de Probable Responsabilidad) in September 2015, which Telcel has challenged. In March 2016, the IFT resolved this proceeding on terms favorable to Telcel, due to the fact that the alleged practices have been previously taking into consideration by Cofeco in connection with previous investigations proceedings. Even though this decision may be challenged, as of the date of this report we have not been notified of such circumstance.

Mobile Termination Rates

The mobile termination rates between Telcel and other operators have been the subject of various legal proceedings, including the following:

•	In March 2015, the Company’s subsidiaries Telcel, Telmex and Telnor reached a settlement agreement with Axtel, S.A.B. de C.V. and Avantel, S. de R.L. de C.V. (collectively, “Axtel”) to settle all disputes regarding wireless termination rates and other related interconnection matters. The Company made a net payment of Ps.950,000 to Axtel as part of the settlement.

•	As a result of certain unresolved proceedings (desacuerdos de interconexión) for the years 2009 and 2010 filed by several operators, a resolution by the IFT is still pending.

•	In connection with certain proceedings (desacuerdos de interconexión) filed with the Cofetel by several operators, including Telcel, requesting that it set mobile termination rates and other interconnection conditions for the years 2011 through 2016, the IFT determined the applicable rates for 2012 through 2016, while those for 2011 had been previously determined by Cofetel. These determinations have been challenged by several operators, including Telcel, and are pending for final resolution. However, because under the new regulatory framework the IFT’s determinations are not suspended pending legal resolution, Telcel has applied the rates determined by IFT.

•	Telcel has challenged all resolutions under the new regulatory framework imposing asymmetric interconnection rates. These challenges are still pending for final resolution.

In addition, the Company expects that mobile termination rates as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings in Mexico. The Company cannot predict when or how these matters will be resolved or the financial effects of any resolution. As of December 31, 2015, the Company established a provision in the accompanying financial statements for the losses considered probable and estimable for approximately Ps.1,100,000.

Tax Assessment for Short Message Services Revenues

The SAT has notified Telcel of tax assessments totaling Ps.320,000 for alleged nonpayment of revenues generated by SMS during 2004 and 2005. The SAT claims that Telcel owes such amounts because SMS constitute services under concession. Telcel has challenged the SAT’s claim on the grounds that SMS are value-added services which are not under concession. Both claims were unfavorably solved recently by the Judicial Authorities. Telcel paid the 2005 assessment in January 2016 and expects to pay the 2004 assessment in the first half of 2016. The Company established a provision in the accompanying financial statements for the corresponding contingencies totaling an amount of Ps.811,000 as of December 31, 2015.

Class Action Lawsuits

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) initiated proceedings before Mexican courts in 2011 on behalf of customers who alleged deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. This proceeding is pending, and if it is resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Telcel is also subject to four class actions initiated by the alleged affected groups with respect to quality of service and wireless and broadband rates.

The Company does not currently have enough information on these proceedings to determine whether any of these class actions could have an adverse effect on the Company’s business and results of operations if they are resolved against Telcel. Consequently, the Company has not established a provision in the accompanying financial statements for a loss arising from these contingencies.

In July 2015, a fifth class action related to a technical malfunction in Telcel’s network was concluded pursuant to a settlement with Profeco that recognized past compensations by Telcel to its customers in connection with this malfunction.

c. Telmex and Telnor

Substantial Market Power Investigations

In 2007, Cofeco initiated various investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in the markets for termination, origination, transit and wholesale dedicated-link leasing. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four markets, a determination that Telmex and Telnor have challenged. The challenges related to the market for origination and transit have been denied, effectively upholding Cofeco’s findings. Consequently, the IFT may impose specific tariff requirements or other special regulations with respect to the matters for which the challenges were denied, such as additional requirements regarding disclosure of information or quality of service.

With respect to Telmex and Telnor’s challenges against Cofeco’s findings in the termination market, these challenges are pending final resolution. In the case of the market for wholesale dedicated-link leasing, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service, and information for dedicated-link leasing. Telmex and Telnor have filed petitions for relief against such resolutions, which are still pending. However, an adverse resolution could have an impact on the Company’s future revenues in this market.

Monopolistic Practices Investigations

Telmex and Telnor are the targets of three investigations into alleged monopolistic practices originally commenced by Cofeco. For two of these investigations, it was determined that Telmex and Telnor engaged in monopolistic practices in the fixed-network interconnection services market. Telmex and Telnor have filed legal proceedings, including an appeal for relief, against these rulings and their cases are pending final resolution. In the opinion of the Company’s outside counsel on these matters, the outcome of these proceedings remains uncertain. However, an adverse resolution could have an impact on the Company’s future revenues in this market.

In the third investigation, Cofeco determined in February 2013 that Telmex and Telnor engaged in monopolistic practices in the wholesale market for dedicated-link leasing. Telmex and Telnor challenged such resolution, and in November 2015, the Supreme Court of Mexico upheld Cofeco’s decision and its fine to Telmex of Ps.638,130. In December 2015, Telmex paid the fine, plus interests, in an amount of Ps.698,562.

IFT Proceedings Against Telmex

In November 2008, Telmex entered into certain commercial agreements with Dish México Holdings, S. de R.L. de C.V. and its related companies (“Dish”), involving billing, collection services, distribution and equipment leasing. In addition, Telmex had an option that allowed it to purchase 51% of shares representing the capital stock of Dish México, S. de R.L. de C.V. (“Dish México”). In July 2014, Telmex waived its rights under such option.

In January 2015, the IFT imposed a fine on Telmex for an amount of Ps.14,414 on the grounds that an alleged merger (concentración) between Telmex and Dish was not notified in November 2008. Telmex filed an appeal for relief against this resolution and the case is pending. The Company cannot predict the outcome of such proceedings.

In August 2015, the IFT initiated several proceedings in order to determine potential violations to: (i) Telmex’s concession, with respect to an alleged direct or indirect exploitation of a public television services concession in the country and (ii) certain provisions of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión), regarding the cost-free rule of retransmission of television broadcast signals (commonly known as “must offer”), through other operators.

The administrative proceedings initiated by the IFT are related to the commercial agreements with Dish México, consisting of billing and collection services, distribution and equipment leases, as well as the internet service known as “Uno TV”. The Company and Telmex are currently analyzing the scope and legal grounds of the alleged violations in order to participate in these proceedings and, as the case maybe, exercise applicable legal remedies.

The Company has not established a provision in the accompanying financial statements for a loss arising from these contingencies, which are not considered probable.

d. Carso Global Telecom

Tax Assessment

In November 2010, the SAT notified our subsidiary, Carso Global Telecom, S.A. de C.V. (“CGT”), of a tax assessment of Ps.3,392,000 related to the change in the scope of the tax consolidation for the fiscal year ended December 31, 2005. The SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. CGT has challenged this assessment in federal tax court, and this challenge is pending. The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

e. Sercotel

Tax Assessment

In March 2012, the SAT notified our subsidiary, Sercotel, S.A. de C.V. (“Sercotel”), and the Company of a fine of approximately Ps.1,400,000 for alleged tax improprieties arising from the transfer of certain accounts receivable from one of the Company’s other subsidiaries to Sercotel. The Company challenged the fine by filing an administrative appeal with the tax authority, which is still pending. The Company also expects the SAT to issue an additional tax assessment of Ps.2,750,000 in connection with this matter. The Company has not established a provision in the accompanying financial statements for a loss arising from this contingency, which it does not consider probable.

II. BRAZIL

Following the merger in 2014 of the Company’s subsidiaries Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Embratel Participações S.A. (“Embrapar”) and Net Serviços de Comunicação S.A. (“Net Serviços”) into Claro S.A. (“Claro Brasil”), Claro Brasil is the legal successor of Embrapar, Embratel and Net Serviços.

a. Tax Matters

Tax charges and contributions calculated and collected by the Company’s Brazilian subsidiaries, their income tax returns and their tax and finance records are subject to examination by Brazilian tax authorities for varying periods under applicable legislation.

The principal tax imposed on telecommunications services is a state-level value-added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26% nationwide.

Corporate income tax (Imposto Sobre Renda de Pessoa Jurídica, or “IRPJ”), is applied at a rate of 25%. The social contribution on net income (Contribuição Social Sobre o Lucro Líquido, or “CSLL”) is applied at a rate of 9% and subject to calculation and payment rules similar to those applicable to IRPJ.

Withholding tax (Imposto de Renda Retido na Fonte, or “IRRF”), is a modality of federal tax over taxable income that applies, among other types of income, to labor and capital income, remittances abroad and remuneration of services provided by legal entities. There are several IRRF rates, each according to the specific activity which generated the earnings.

The principal federal taxes collected on gross revenues include:

•	The social integration program (Programa de Integração Social, or “PIS”). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services in the cumulative method and at a rate of 1.65% in the non-cumulative method.

•	The contribution for social security financing (Contribuição para Financiamento da Seguridade Social, or “COFINS”). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services in the cumulative method and at a rate of 7.60% in the non-cumulative method.

The principal taxes collected on net revenues include:

•	The universalization fund of telecommunications services (Fundo de Universalização dos Serviços de Telecomunicações, or “FUST”), and the telecommunications technologic development fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or “FUNTTEL”). These taxes are applied at a rate of 1% and 0.5%, respectively.

•	The telecommunications inspection fund (Fundo de Fiscalização das Telecomunicações, or “FISTEL”). The taxes charged to raise this fund aim to provide resources to cover inspection expenditures of telecommunication equipment.

ICMS

The Company’s subsidiaries Claro Brasil, Star One S.A. (“Star One”), Primesys Soluções Empresariais S.A. (“Primesys”), Telmex Do Brasil Ltda. (“TdB”), Americel S.A. (“Americel”) and TVSAT Telecomunicações S.A. (“TV SAT”), have tax contingencies related to ICMS in the amount of Ps.37,115,947 (R$8,423 million) as of

December 31, 2015. The Company has established a provision of Ps.2,172,404 (R$493 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable. Such ICMS contingencies include:

•	Tax assessments against Star One in the amount of Ps.12,518,866 (R$2,841 million) mainly based on the allegation that the provision of satellite capacity is subject to ICMS. The Company is contesting these tax assessments in separate proceedings at different litigation stages and has obtained favorable judicial decisions in two proceedings. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

•	Tax assessments against Claro and Americel in the amount of Ps.4,084,825 (R$927 million), due to the declaration of unconstitutionality of certain benefits granted by the Brazilian states. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

•	A tax assessment against Primesys in the amount of Ps.2,943,542 (R$668 million), related to ICMS over certain activities not deemed as part of data communication services. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

Corporate Income Taxes and Social Contribution on Net Income (CSLL/IRPJ)

As of December 31, 2015, Claro Brasil, Americel and Star One had tax contingencies related to IRPJ and CSLL in an amount of Ps.13,809,970 (R$3,134 million). The Company has established a provision of Ps.2,137,152 (R$485 million) in the accompanying financial statements for the losses arising from these contingencies, which the Company considers probable.

These CSLL/IRPJ contingencies include a tax assessment against Claro Brasil in the amount of Ps.7,275,131 (R$1,651 million) alleging the undue amortization of goodwill amounts between 2009 and 2012, and charging CSLL, IRPJ and penalties due to the late payment of taxes. Claro Brasil has challenged this assessment at the administrative level. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

PIS/COFINS

As of December 31, 2015, Claro Brasil, Americel, Star One, TdB and Brasil Center Comunicações Ltda. (“Brasil Center”) have received tax assessments in connection with PIS and COFINS in the amount of Ps.19,080,144 (R$4,330 million). The Company has established a provision of Ps.11,293,859 (R$2,563 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable. Such PIS/COFINS contingencies include:

•	The lawsuits commenced by Claro Brasil and Americel against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds to exclude state value added tax (ICMS) payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the companies have paid the tax based on their position in the lawsuits, and have established a provision for the disputed amounts. As of December 31, 2015, the total amount in dispute was approximately Ps.11,192,509 (R$2,540 million).

•	Tax assessments against Claro Brasil and Americel related to the offset of PIS and COFINS credits recorded in the non-cumulative, in an amount of Ps.5,278,987 (approximately R$1,198 million) as of December 31, 2015. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

FUST/FUNTTEL

Anatel has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One and TVSAT a total of Ps.10,566,786 (R$2,398 million) based on an alleged improper exclusion of interconnection revenues and costs from the basis used to calculate its obligations to the universalization fund of telecommunications services (Fundo de Universalização dos Serviços de Telecomunicações, or “FUST”). The companies are contesting these assessments. The Company has not established a provision in the accompanying financial statements to cover the losses arising from this contingency, which the Company considers possible.

Also, Anatel and the Brazilian Ministry of Communications (Ministério das Comunicações) have also initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One and TVSAT totaling an amount of Ps.3,459,102 (R$785 million) as of December 31, 2015, due to an alleged underpayment of their obligations to FUST and FUNTTEL. The companies have challenged the assessments and a final resolution is still pending. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies, which the Company considers possible.

ISS

The Municipal Revenue Services have issued tax assessments against Claro Brasil, Brasil Center and Primesys, totaling Ps.6,023,685 (R$1,367 million) due to the alleged nonpayment of ISS over several telecommunication services, including Pay TV services, considered as taxable for ISS by these authorities. The companies have challenged the tax assessments on the grounds that the services cited are not subject to ISS tax, and final resolutions to these challenges are pending. The Company has established a provision of Ps.30,845 (R$7 million) in the accompanying financial statements for the losses arising from these contingencies, which the Company considers probable.

TFI

Anatel fined Claro Brasil and Americel a total of Ps.8,799,780 (R$1,997 million) as of December 31, 2015, related to the installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renewal of radio base stations. Claro Brasil and Americel have challenged the fine, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. The Company has not established a provision in the accompanying financial statements to cover losses arising from these contingencies, which the Company does not consider probable.

Other Tax Contingencies

There are several other tax contingencies involving Claro Brasil, Americel, Star One, TdB and Primesys in an amount of Ps.10,342,055 (R$2,347 million), mainly related to telecommunication taxes, the funding of the Brazilian Communication Company (Empresa Brasileira de Comunicação, or “EBC”), IRPJ, CSLL, social security taxes (Instituto Nacional do Seguro Social, or “INSS”), taxes on industrial products (Imposto Sobre Produtos Industrializados, or “IPI”), tax on financial transactions (Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”, the offsetting of IRPJ, COFINS, CSLL and IRRF against allegedly improper IRPJ credits, and for not making certain filings in the correct form from 2002 through 2005, the allegedly nonpayment of the IRRF and the economic domain intervention contribution (Contribuição de Intervenção no Domínio Econômico, or “CIDE”), overpayments related to outbound traffic, the public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração, or “PPNUM”) and import taxes (Imposto de Importação, or “II”). The Company has established a provision of Ps.2,727,623 (R$619 million) in the accompanying financial statements for the losses arising from these contingencies, which the Company considers probable.

b. Regulatory Matters

Inflation-Related Adjustments

Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements it had with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to the 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation-related adjustments resulted in a shortfall of the installment payments.

The companies have filed declaratory and consignment actions seeking resolution of the disputes. In October 2001 and in September 2002, the court of first instance ruled against ATL’s declaratory and consignment actions, respectively. ATL have challenged the court’s resolutions and the challenged are still pending. Similarly, in June 2003, a court of first instance ruled against Tess’ consignment action and against Tess’ declaratory action in February 2009. Tess has also filed appeals, which are still pending.

In December 2008, Anatel charged Tess approximately Ps.1,185,348 (R$269 million). Tess obtained an injunction from a federal appeals court suspending payment until the pending appeal is resolved. Similarly, in March 2009, Anatel charged ATL approximately Ps.841,641 (R$191 million). ATL also obtained an injunction from a federal appeals court suspending payment until the pending appeal is resolved.

The amount of the alleged shortfall as well as the method used to calculate monetary correction are subject to judicial disputes. If other methods or assumptions are used, the amount of damages may increase. In December 2015, Anatel calculated monetary correction in a total amount of Ps.10,787,111 (R$2,448 million). The Company has established a provision of Ps.2,732,030 (R$620 million) in the accompanying financial statements for losses arising from these contingencies which the Company considers probable.

Reversible Assets

Claro Brasil’s long-distance fixed-line concessions provide that the concessionaire’s assets that are “indispensable” for the provision of domestic and international long-distance fixed-line services cannot be disconnected, replaced or sold without the prior regulatory approval of Anatel. Upon expiration of these concessions, those assets that are “indispensable” to provide domestic and international long distance services will revert to the Brazilian government, in which case any compensation for investments made in those assets would be the depreciated cost of such assets. Brazilian law does not provide any guidance as to which assets would be subject to reversion under these concessions, and there is no precedent establishing (i) which assets are “indispensable” under these concessions at the time of their expiration, or (ii) the treatment of assets that are also used for telecommunications services not regulated by the concessions. Those assets Claro Brasil uses exclusively in the provision of wireless and Pay TV services are not subject to reversion. See Note 2.

In the second half of 2015, Anatel fined Claro Brasil approximately Ps.44,065 (R$10 million) and imposed the obligations listed below on Claro Brasil in connection with its alleged non-compliance with requirements set out in the Reversible Assets Regulation (Regulamento de Bens Reversíveis). Claro Brasil has appealed the decision, with suspensive effect.

•	To make a deposit within 180 days of approximately Ps.3,833,655 (R$870 million) in an escrow account to buy other assets which would be subject to reversion and thereby replace the assets allegedly removed from the list. However, if the assets were replaced, Claro Brasil may instead deposit the difference between their sale price and the price of assets purchase to replace them. According to Anatel, such amount represents the value of the assets that were being allegedly removed from the assets list reported to Anatel without a justification for the alleged removal;

•	Within 180 days following Anatel’s decision, the inclusion in all agreements relating to third-party assets or services executed after the Reversible Assets Regulation (Regulamento de Bens Reversíveis) came into effect, of mandatory provisions related, among others, to the indispensability of those assets for the provision of the services under the concessions, Anatel’s subrogation rights under those agreements and the obligation of their counterparty not to encumber the assets used by Claro Brasil thereunder; and

•	To seek in any of Claro Brasil’s ongoing litigation to replace any reversible assets subject to a lien within 30 days from the date Claro Brasil received notice of the decision.

Other regulatory disputes

Claro Brasil is party to other judicial disputes with Anatel in an aggregate amount of Ps.3,573,671 (R$811 million). The Company has established a provision of Ps.127,788 (R$29 million) in the accompanying financial statements for the losses arising from those contingencies that the Company considers probable.

c. Other Civil, Environmental and Labor Contingencies

Claro Brasil and its subsidiaries are party to other civil, environmental and labor claims, as described below. In each case, the Company is contesting the claims at different stages. The Company has established a provision and has established a provision for the losses arising from those contingencies that it considers probable.

•	Civil: Claims for Ps.17,612,779 (R$3,997 million), including those filed by its Pay TV, internet access and telephone service customers and a provision of Ps.669,788 (R$152 million) in the accompanying financial statements.

•	Environmental: Claims for Ps.6,437,896 (R$1,461 million) and a provision of Ps.30,845 (R$7 million) in the accompanying financial statements.

•	Labor: Claims for Ps.22,860,920 (R$5,188 million) filed by current and former employees and a provision of Ps.1,894,795 (R$430 million) in the accompanying financial statements.

d. Third-Party Disputes

Claro Brasil, Americel, TdB, Primesys, Brasil Center and their subsidiaries are parties to certain disputes with third parties in connection with former sales agents, outsourced companies contract cancellation, increase in monthly subscription rates and channel transmission, class actions, real estate issues, disputes with former employees regarding health care payments and other matters. The cases, which are in advanced stages of the litigation, are for claims in an aggregate amount of Ps.14,206,555 (R$3,224 million). The Company has established a provision of Ps.1,321,950 (R$300 million) in the accompanying financial statements for the losses arising from these contingencies that the Company considers probable.

III. ECUADOR

a. Conecel

Tax Assessments

In 2011 and 2012, the Ecuadorian Internal Revenue Services (Servicios de Rentas Internas del Ecuador, or “SRI”) notified Consorcio Ecuatoriano de Telecomunicaciones S.A. (“Conecel”) of tax assessments for Ps.2,047,574 (US$119,000), relating to income tax for fiscal years 2007 through 2009. Conecel initiated judicial proceedings to challenge these tax assessments. However, in May 2015, the National Assembly (Asamblea Nacional) enacted an amnesty law that granted the remission of interests and penalties from tax obligations. In July 2015, Conecel applied for amnesty pursuant this new law in connection with the tax assessments for the 2007 and 2009 fiscal years and paid a total amount of Ps.1,111,540 (US$64,600). In October 2015, the National Court of Justice (Corte Nacional de Justicia) ruled in favor of the Internal Revenue Service (Servicio de Rentas Internas, or “SRI”) on appeal with respect to the tax assessment for fiscal year 2008. Consequently, Conecel will be required to pay an amount of Ps.879,252 (US$51,100) within 12 months.

In December, 2015, Conecel made a first payment in the amount of Ps.182,389 (US$10,600) and filed an extraordinary protection action before the Constitutional Court. However such action does not suspend the enforcement of the National Court of Justice’s decision. As of December 31, 2015, Conecel has established a provision of Ps.734,718 (US$42,700), the remaining amount of the 2008 tax assessment, in the accompanying financial statements for the losses arising from this contingency, which the Company considers probable.

Monopolistic Practices Fine

In February 2014, following a regulatory claim filed in 2012 filed by state-owned operator, Corporación Nacional de Telecomunicaciones (“CNT”), the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”) imposed a fine on Conecel of Ps.2,381,380 (US$138,400) for alleged monopolistic practices related. CNT argued that Conecel has exclusive rights to deploy its network in five locations and is thereby preventing CNT from deploying its own network in the same locations. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued on the same month, the fine was suspended in March 2014 while a final resolution is pending. Conecel denies any wrong doing and alleges that CNT had other alternative sites in the same locations where it could have deployed its network. The Company has not established a provision in the accompanying financial statements to cover losses arising from this contingency, which the Company considers possible.

Conecel is also subject to one proceeding initiated by the SCPM to assess Conecel’s compliance with the administrative injunction issued by the SCPM as part of its decision that admitted CNT’s claim. If this investigation is resolved against Conecel, the SCPM could impose a material fine on Conecel.

Rounded Rates

In February 2015, the National Assembly enacted a new telecommunications law (Ley Orgánica de Telecomunicaciones), which included a provision requiring Conecel to pay the Telecommunication Regulatory Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “Arcotel”) any amounts rounded per minute charged to the users between 1999 and 2000. Charging rates on a per minute basis (and rounding up to the next full minute for any fractions of a minute) was a practice used by mobile telephony operators until 2000. Until 2000, there was no prohibition on applying this pricing scheme.

In October 2015, Arcotel required Conecel to pay Ps.1,059,920 (US$61,600), which includes of Ps.464,576 (US$27,000) as principal and Ps.590,183 (US$34,300) in interests calculated at a rate applicable for consumer credits. Conecel challenged this requirement and filed a petition for relief to suspend such payment. In November 2015, the suspension of payment was denied by the District Court of Administrative Proceeding (Tribunal Distrital de lo Contencioso Admnistrativo). However, a final resolution with respect to Conecel’s challenge of the requirement is pending.

As of December 31, 2015, Ps.509,312 (US$29,600) have been paid to Arcotel pursuant to a collection process against Conecel. Conecel had established a provision of Ps.280,466 (US$16,300) in the accompanying financial statements for the losses arising from this contingency that the Company considers probable. Conecel has requested Arcotel to calculate interests at the legal rate, and a ruling from the Ecuadorian state attorney on the applicable rate is still pending

IV. BULGARIA

a. Mobiltel

Tax Assessments

In June 2014, the Bulgarian tax authorities issued a tax assessment regarding the accounting of brand name and customer base amortized by Mobiltel EAD (“Mobiltel”) for fiscal year 2007, in an amount of approximately

Ps.399,812 (€21.4 million) including interest as of December 31, 2015. Mobiltel challenged this assessment and in October 2015, the Administrative Court decided in favor of Mobiltel. Following an appeal by the tax authorities, the case will be forwarded to the Supreme Administrative Court, as final instance. Mobiltel issued bank guarantees covering up to Ps.414,759 (€22.2 million).

In September 2015, the tax authorities issued a second tax assessment with respect to Mobiltel’s accounting of brand name and customer base for fiscal year 2008, in an amount of approximately Ps.368,052 (€19.7 million) including interest as of December 31, 2015. Mobiltel challenged this assessment and obtained the suspension of the administrative proceeding until the challenge of the 2007 tax assessment is resolved. Three further bank guarantees were issued to secure the tax liability related to 2008, totaling an amount of Ps.382,998 (€20.5 million). In case of an unfavorable decision by the competent courts, Mobiltel might face a further potential additional claim for the years 2009 to 2012 in the amount of up to Ps.1,102,286 (€59 million) including interest as of December 31, 2015.

22. Segments

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

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: (i) Mexico (includes Telcel and Corporate operations and Assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Perú), Central-América (which aggregates the operating segments of Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (which aggregates the operating segments of Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statement measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (vi) inflation trends and, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At December 31, 2013 (in Ps.):
External revenues	183,016,890	99,445,347	196,705,316	61,246,969	73,963,729	44,943,680	24,106,372	77,166,979	25,505,739			786,101,021
Intersegment revenues	10,160,630	6,423,735	3,181,271	273,581	246,404	169,338	112,813		2,815		(20,570,587)

Total revenues	193,177,520	105,869,082	199,886,587	61,520,550	74,210,133	45,113,018	24,219,185	77,166,979	25,508,554		(20,570,587)	786,101,021
Depreciation and amortization	11,405,254	16,645,362	38,247,324	7,241,569	9,248,385	5,035,188	8,377,356	509,104	4,825,291			101,534,833
Operating income (loss)	78,761,006	20,038,136	11,101,318	6,173,734	21,351,301	11,910,251	(1,129,337)	938,885	4,478,012		634,450	154,257,756
Interest income	8,739,161	166,672	1,655,190	2,948,225	897,567	766,272	154,830	130,229	300,688		(12,833,000)	2,925,834
Interest expense	23,388,422	2,988,604	7,517,536	1,222,657	476,135	232,765	148,356	121	43,194		(12,067,137)	23,950,653
Income tax	9,510,280	6,010,974	(816,879)	3,317,959	6,461,978	4,592,131	(115,610)	39,182	1,392,716			30,392,731
Equity interest in net income (loss) of associated companies	39,085	(11,029)	(4,122)	12,806					(458)			36,282
Net profit attributable to parent	48,128,000	7,872,632	(4,677,533)	964,798	12,630,598	7,826,900	(1,132,279)	1,192,188	1,520,279		299,396	74,624,979
Assets by segment	848,465,485	139,142,892	307,736,000	89,424,062	104,248,636	73,556,522	52,129,267	23,343,580	65,984,117		(678,438,128)	1,025,592,433
Plant, property and equipment, net	60,814,974	96,194,388	163,202,395	49,863,386	44,167,846	24,348,547	34,133,513	1,831,731	26,550,171			501,106,951
Goodwill, net	10,625,643	103,823	22,483,916	1,944,142	14,402,035	5,046,380	4,757,332	1,472,896	31,650,117			92,486,284
Trademarks, net	10,708	371,324	565,583	22,905		143	5		195,638			1,166,306
Licenses and rights, net	4,372,216	131,939	19,138,690	1,342,555	3,518,872	3,750,190	2,607,825		2,191,545			37,053,832
Investment in associated companies	98,594,805	1,575,687	24,566	162,562	25,276		16,651				(11,512,523)	88,887,024
Liabilities by segments	591,193,076	114,351,892	187,788,294	66,706,964	35,838,774	23,281,476	24,398,597	20,546,879	23,411,304		(272,225,900)	815,291,356
At December 31, 2014 (in Ps.):
External revenues	185,131,037	100,753,221	201,346,118	56,415,660	75,749,655	47,638,268	26,911,181	91,097,363	25,827,251	37,392,066		848,261,820
Intersegment revenues	10,578,487	6,764,446	3,300,831	116,703	241,953	163,908	111,963		14,521		(21,292,812)

Total revenues	195,709,524	107,517,667	204,646,949	56,532,363	75,991,608	47,802,176	27,023,144	91,097,363	25,841,772	37,392,066	(21,292,812)	848,261,820
Depreciation and amortization	17,656,638	15,508,063	41,054,736	6,844,209	9,636,630	5,409,431	8,497,557	564,952	4,923,004	4,916,757	(18,426)	114,993,551
Operating income (loss)	73,461,741	22,284,356	12,669,105	6,592,505	17,668,690	12,131,925	(212,229)	1,519,741	4,923,349	5,228,573	286,494	156,554,250
Interest income	9,202,336	306,061	4,580,129	2,914,330	678,055	1,118,629	182,037	162,890	459,998	134,899	(12,687,093)	7,052,271
Interest expense	25,586,733	1,930,074	12,083,113	834,485	759,198	413,769	154,958		54,609	1,446,442	(11,740,858)	31,522,523
Income tax	21,294,488	5,361,854	(860,825)	3,173,025	5,149,614	4,290,993	1,244,570	699,237	1,442,656	(2,088,063)		39,707,549
Equity interest in net income (loss) of associated companies	(2,641,390)	45,346	(57,246)	(4,099)						(3,415,620)		(6,073,009)
Net profit attributable to parent	23,175,798	9,359,177	(4,765,722)	(2,099,324)	9,297,693	6,994,299	(1,306,575)	1,245,720	3,505,502	2,319,109	(1,579,307)	46,146,370
Assets by segment	943,075,916	138,855,469	365,026,179	100,358,878	98,009,919	82,779,795	57,727,606	33,018,415	72,259,136	187,958,436	(800,713,080)	1,278,356,669
Plant, property and equipment, net	61,653,758	94,616,938	180,062,462	51,809,436	44,986,383	26,529,773	34,803,570	3,604,645	26,481,689	63,557,526		588,106,180
Goodwill	9,547,284	187,382	21,864,430	2,570,885	13,063,780	4,386,035	4,936,560	1,741,418	31,650,117	50,955,500		140,903,391
Trademarks, net	1,427,927	385,251	480,884	9,567	1,002	29			212,465	8,928,464		11,445,589
Licenses and rights, net	4,297,637	102,248	34,241,704	5,063,150	3,922,260	3,645,244	2,387,686		3,047,521	26,856,395		83,563,845
Investment in associated companies	50,987,952	1,876,389	592	129,431	29,314		18,737			812,895	(4,592,729)	49,262,581
Liabilities by segments	662,701,177	107,172,821	235,793,721	81,439,115	45,796,322	26,833,960	27,219,970	29,029,234	31,476,106	122,601,259	(326,346,064)	1,043,717,621

At December 31, 2015 (in Ps.):
External revenues	191,750,997	93,657,944	174,722,286	68,520,541	65,871,301	51,738,731	34,515,781	110,653,812	29,625,274	73,159,960	–	894,216,627
Intersegment revenues	13,073,782	7,420,418	3,451,846	427,609	265,474	220,094	235,779	–	32,699	–	(25,127,701)	–

Total revenues	204,824,779	101,078,362	178,174,132	68,948,150	66,136,775	51,958,825	34,751,560	110,653,812	29,657,973	73,159,960	(25,127,701)	894,216,627
Depreciation and amortization	14,261,516	15,416,456	38,219,152	8,608,518	9,279,871	6,368,233	9,699,082	741,038	5,315,349	17,958,858	(132,678)	125,735,395
Operating income (loss)	70,726,013	15,947,164	10,878,548	9,185,471	13,361,859	7,853,311	1,750,027	1,293,706	3,891,263	6,246,525	320,373	141,454,260
Interest income	19,094,408	272,284	1,616,356	3,505,616	366,533	743,028	227,590	232,856	396,314	396,708	(22,076,799)	4,774,894
Interest expense	27,023,466	1,413,686	16,450,388	2,599,901	577,440	713,895	349,449	–	48,751	2,864,569	(20,841,259)	31,200,286
Income tax	7,976,111	2,896,465	(4,846,932)	2,621,598	3,997,944	2,944,548	2,257,695	605,809	1,483,187	(756,774)	–	19,179,651
Equity interest in net income (loss) of associated companies	(1,512,226)	65,033	(5,243)	21,856	–	–	–	–	–	3,884	–	(1,426,696)
Net profit attributable to parent	28,660,395	5,852,674	(12,785,017)	(6,806,573)	3,468,029	3,766,425	(680,599)	1,142,975	2,073,287	6,157,757	4,205,419	35,054,772
Assets by segment	955,534,316	163,955,665	311,838,555	118,217,618	81,170,568	87,619,264	68,425,540	36,072,729	76,084,634	182,087,483	(784,519,559)	1,296,486,813
Plant, property and equipment, net	57,048,006	105,177,653	147,884,562	52,735,563	44,811,656	30,254,858	37,930,783	1,783,612	29,063,549	66,838,636	–	573,528,878
Goodwill	27,067,441	392,523	17,931,543	2,672,724	11,612,051	4,396,090	5,213,703	1,903,762	14,186,723	51,737,156	–	137,113,716
Trademarks, net	826,446	346,566	341,750	–	522	–	–	686,052	242,175	8,856,795	–	11,300,306
Licenses and rights, net	4,395,698	72,557	28,442,759	8,318,161	3,661,838	6,256,297	3,660,240	–	6,443,439	29,198,262	–	90,449,251
Investment in associated companies	10,818,612	1,955,186	700	115,452	371	–	16,259	–	–	908,995	(10,705,005)	3,110,570
Liabilities by segments	723,559,636	139,362,960	221,907,486	101,601,641	31,254,646	33,048,503	33,514,380	31,170,822	31,727,281	121,586,194	(333,100,922)	1,135,632,627

23. Components of other comprehensive income (loss)

The movements on the components of the other comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013		2014		2015
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	(741,321)	Ps.	(329,112)	Ps.	37,011
Available for sale, net of deferred taxes		—		—		4,011
Translation effect of foreign subsidiaries and associates		(26,485,343)		(5,786,883)		(34,055,403)
Remeasurement of defined benefit plan, net of deferred taxes		(2,289,811)		(6,625,463)		(17,791,354)
Non-controlling interest of the items above		(550,586)		(635,804)		(1,739,497)

Other comprehensive loss	Ps.	(30,067,061)	Ps.	(13,377,262)	Ps.	(53,545,232)

24. Subsequent Events

a) In January 2016, in order to expand and strengthen its operations in Brazil, the Company acquired a controlling interest of 99.99% in Brazil Telecomunicações S.A. (“BRTel”), a company operating in the market for Pay TV, Internet and broadband services and serving various municipalities of Brazil under the BLUE brand. The amount paid for the business acquisition was Ps. 1,277,885. The operation already has necessary regulatory approvals and is under review by the Company to determine the fair value of the operation.

b) On February 9, 2016, the Company’s Board of Directors decided to submit to the Annual Ordinary General Shareholders’ Meeting to be held on or before April 30, 2016, a proposal to (i) pay a cash dividend of Ps.$0.28 per share to each of the shares of its capital stock “AA”, “A” and “L”, payable in two installments; and (ii) allocate the amount of Ps.12,000,000 to the Company’s buyback program.

c) In 2016, the Company reported that, as a result of the spectrum auction recently carried out by IFT, its subsidiary Telcel won a bid for a total of 20 MHz nationwide in the AWS-1 band and 40 MHz nationwide in the AWS-3 band, which will be added to the current spectrum holdings in said band. The concessions obtained will expire on October 1, 2030 and Telcel will pay a total of Ps. 2,098,060 (nominal) for the rights of use of the spectrum during the term of the concessions. The concessions will be granted upon compliance of certain requirements provided under the auction rules issued by the IFT.

d) On March 11, 2016, the Company has notified the Ministerio de Comercio, Industria y Turismo of Colombia, its intention to submit a claim to arbitration pursuant to the Free Trade Agreement between Mexico and Colombia (“FTA Mexico – Colombia”). The purpose of the arbitration is the intended reversal (reversión de activos) of certain wireless telecommunications assets operated by AMX’s Colombian operating subsidiary, Comcel. AMX will request to the arbitration tribunal compensation relating to breaches to the FTA Mexico – Colombia and international law provisions. The arbitration proceeding initiated by AMX is independent from the right that COMCEL has to exercise any and all applicable legal actions against any proceeding that the Ministerio de Tecnologías de la Información y las Comunicaciones may initiate.

e) In March 2016, AMX placed an international bond for a total amount of EUR 1,500,000 thousands, divided in two tranches, the first one for EUR 850,000 thousands with a coupon of 1.5% and maturity in 2024, and a second one for EUR 650,000 thousands with a coupon of 2.125% and maturity in 2028.

25. Supplemental Guarantor Information

As mentioned in Note 16, the Company has issued senior notes in the United States of America. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating statement of financial position as of December 31, 2014 and 2015 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2015 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). The unconsolidated financial statements of America Movil and Telcel reflect their investments in subsidiaries on the basis of the equity method. These unconsolidated entities are the Guarantors of most of America Movil’s consolidated obligations. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	As of December 31, 2014
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	25,654,314	Ps.	1,394,691	Ps.	39,424,698	Ps.		Ps.	66,473,703
Accounts receivable, net		77,630,240		13,395,305		77,094,918				168,120,463
Related parties		157,743,960		18,122,176		464,962,866		(639,508,895)		1,320,107
Inventories, net		230,922		17,502,817		18,223,696		(27,153)		35,930,282
Other current assets				776,380		15,787,222				16,563,602
Property, plant and equipment, net		6,346,798		31,545,761		550,213,621				588,106,180
Investments in associated companies		639,676,336		90,638,813		72,404,950		(753,457,518)		49,262,581
Intangible assets and other non-current assets, net		1,644,636		14,307,317		336,627,798				352,579,751

Total assets	Ps.	908,927,206	Ps.	187,683,260	Ps.	1,574,739,769	Ps.	(1,392,993,566)	Ps.	1,278,356,669

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	31,749,264	Ps.		Ps.	26,848,979	Ps.	(792,726)	Ps.	57,805,517
Current liabilities		249,303,984		164,548,238		544,469,179		(633,935,938)		324,385,463
Long-term debt		445,485,243				100,464,227				545,949,470
Other non-current liabilities		(1,995,561)		19,807		122,360,309		(4,807,384)		115,577,171

Total liabilities		724,542,930		164,568,045		794,142,694		(639,536,048)		1,043,717,621

Equity attributable to equity holders of the parent		184,384,276		23,115,215		727,990,597		(751,105,812)		184,384,276
Non-controlling interests						52,606,478		(2,351,706)		50,254,772
Total equity		184,384,276		23,115,215		780,597,075		(753,457,518)		234,639,048

Total liabilities and equity	Ps.	908,927,206	Ps.	187,683,260	Ps.	1,574,739,769	Ps.	(1,392,993,566)	Ps.	1,278,356,669

	As of December 31, 2015
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	13,803,584	Ps.	1,468,036	Ps.	29,888,412	Ps.		Ps.	45,160,032
Marketable securities		10,166,096				46,181,373				56,347,469
Accounts receivable, net		95,232,364		17,019,959		83,870,812				196,123,135
Related parties		260,915,156		11,637,524		377,552,973		(649,260,020)		845,633
Inventories, net		184,451		17,555,058		18,083,328		(245,365)		35,577,472
Other current assets				742,703		16,535,210				17,277,913
Property, plant and equipment, net		4,232,704		21,604,972		547,691,202				573,528,878
Investments in associated companies		542,312,759		87,164,278		22,039,223		(648,405,690)		3,110,570
Intangible assets and other non-current assets, net		6,443,333		19,615,484		342,456,894				368,515,711

Total assets	Ps.	933,290,447	Ps.	176,808,014	Ps.	1,484,299,427	Ps.	(1,297,911,075)	Ps.	1,296,486,813

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	81,442,584	Ps.		Ps.	38,147,202	Ps.		Ps.	119,589,786
Current liabilities		238,376,515		158,848,080		552,666,393		(643,945,315)		305,945,673
Long-term debt		497,879,208				65,747,750				563,626,958
Other non-current liabilities		3,314,145		701,377		149,439,489		(6,984,801)		146,470,210

Total liabilities		821,012,452		159,549,457		806,000,834		(650,930,116)		1,135,632,627

Equity attributable to equity holders of the parent		112,277,995		17,258,557		599,986,501		(617,245,058)		112,277,995
Non-controlling interests						78,312,092		(29,735,901)		48,576,191
Total equity		112,277,995		17,258,557		678,298,593		(646,980,959)		160,854,186

Total liabilities and equity	Ps.	933,290,447	Ps.	176,808,014	Ps.	1,484,299,427	Ps.	(1,297,911,075)	Ps.	1,296,486,813

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,392,370	Ps.	147,484,740	Ps.	634,406,203	Ps.	(173,182,292)	Ps.	786,101,021
Total cost and operating expenses		103,305,197		145,880,447		552,650,315		(169,992,694)		631,843,265

Operating income		74,087,173		1,604,293		81,755,888		(3,189,598)		154,257,756
Interest (expense) income, net		(19,499,075)		(10,232,219)		8,795,367		(88,892)		(21,024,819)
Foreign currency exchange (loss) gain, net		(5,715,711)		(205,605)		(13,689,149)				(19,610,465)
Other financing cost, net		4,407,649				(12,713,117)		13,933		(8,291,535)
Income tax		9,420,673		(1,473,226)		22,445,284				30,392,731
Equity interest in net income of associated companies		30,765,616		(41,170)		(7,401,474)		(23,286,690)		36,282

Net profit (loss) for year	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	33,737,205	Ps.	(26,335,730)	Ps.	74,624,979
Non-controlling interest						565,026		(215,517)		349,509

Net profit (loss)	Ps.	74,624,979	Ps.	(7,401,475)	Ps.	34,302,231	Ps.	(26,551,247)	Ps.	74,974,488

Other comprehensive income items:
Net other comprehensive income (loss) that may be reclassified to profit or loss in subsequent years
Effect of translation of foreign entities	Ps.	(26,485,343)	Ps.	(3,442,578)	Ps.	(26,485,343)	Ps.	29,524,982	Ps.	(26,888,282)
Effect of fair value of derivatives, net of deferred taxes		(741,321)		(658,570)		(833,613)		1,492,764		(740,740)
Items that will not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of deferred taxes		(2,289,811)				(3,874,354)		3,726,126		(2,438,039)

Total other comprehensive loss items for the year		(29,516,475)		(4,101,148)		(31,193,310)		34,743,872		(30,067,061)

Total comprehensive income for the year	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,309,998	Ps.	8,192,625	Ps.	45,108,504
Non-controlling interests						(201,077)				(201,077)

	Ps.	45,108,504	Ps.	(11,502,623)	Ps.	3,108,921	Ps.	8,192,625	Ps.	44,907,427

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,253,309	Ps.	160,813,209	Ps.	684,868,563	Ps.	(174,673,261)	Ps.	848,261,820
Total cost and operating expenses		128,116,283		141,434,298		604,910,204		(182,753,215)		691,707,570

Operating income		49,137,026		19,378,911		79,958,359		8,079,954		156,554,250
Interest (expense) income, net		(28,644,460)		(9,557,003)		13,877,738		(146,527)		(24,470,252)
Foreign currency exchange (loss) gain, net		(9,171,796)		(1,067,727)		(18,375,936)				(28,615,459)
Other financing cost, net		5,940,256				(16,135,030)		4,513		(10,190,261)
Income tax		9,988,723		4,917,194		24,801,632				39,707,549
Equity interest in net income of associated companies		38,649,910		(4,185,854)		(348,866)		(40,188,199)		(6,073,009)

Net profit (loss) for year	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	45,922,213	Ps.	(348,867)	Ps.	32,717,012	Ps.	(32,143,988)	Ps.	46,146,370
Non-controlling interest						1,457,621		(106,271)		1,351,350

Net profit (loss)	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(5,786,883)	Ps.	(2,718,279)	Ps.	(1,209,846)	Ps.	(1,977,265)	Ps.	(6,255,715)
Effect of fair value of derivatives, net of deferred taxes		(329,112)		(815,484)		(366,195)		1,197,219		(313,572)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(6,625,463)				(6,512,408)		6,329,896		(6,807,975)

Total other comprehensive income items for the period		(12,741,458)		1,902,795		(8,088,449)		5,549,850		(13,377,262)

Total comprehensive income for the period	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	33,180,755	Ps.	1,553,928	Ps.	25,370,638	Ps.	(26,700,409)	Ps.	33,404,912
Non-controlling interests						715,546				715,546

	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	173,615,615	Ps.	157,930,068	Ps.	743,626,527	Ps.	(180,955,583)	Ps.	894,216,627
Total cost and operating expenses		126,724,721		142,902,403		663,539,914		(180,404,671)		752,762,367

Operating income		46,890,894		15,027,665		80,086,613		(550,912)		141,454,260
Interest (expense) income, net		(16,668,472)		(9,031,432)		(953,269)		227,781		(26,425,392)
Foreign currency exchange (loss) gain, net		(51,209,235)		(2,060,917)		(25,727,746)				(78,997,898)
Other financing cost, net		14,115,563				7,420,596				21,536,159
Income tax		1,150,992		1,747,302		16,281,357				19,179,651
Equity interest in net income of associated companies		43,077,014		(4,722,363)		(2,534,350)		(37,246,997)		(1,426,696)

Net profit (loss) for year	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	41,711,424	Ps.	(39,177,075)	Ps.	35,054,772
Non-controlling interest						299,063		1,606,947		1,906,010

Net profit (loss)	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign Entities	Ps.	(34,224,932)	Ps.	(4,664,901)	Ps.	(34,129,089)	Ps.	37,412,602	Ps.	(35,606,320)
Effect of fair value of derivatives, net of deferred taxes		37,011				22,482		(21,998)		37,495
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(17,791,354)				(10,750,136)		10,561,072		(17,980,418)
Available for sale		173,540				(169,529)				4,011

Total other comprehensive income items for the period		(51,805,735)		(4,664,901)		(45,026,272)		47,951,676		(53,545,232)

Total comprehensive income for the period	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(10,304,830)	Ps.	17,504,080	Ps.	(16,750,963)
Non-controlling interests						7,289,045		(7,122,532)		166,513

	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2013

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	84,045,652	Ps.	(8,874,701)	Ps	.56,747,515	Ps.	(26,551,247)	Ps.	105,367,219
Non-cash items		43,845,079		15,791,372		57,260,821		23,286,691		140,183,963
Changes in working capital:		(34,873,416)		7,885,804		(34,038,834)		3,264,556		(57,761,890)

Net cash flows (used in) provided by operating activities		93,017,315		14,802,475		79,969,502				187,789,292

Investing activities:
Acquisition of plant, property and equipment		69,274		(16,044,251)		(102,441,309)				(118,416,286)
Acquisition of licenses						(3,334,464)				(3,334,464)
Dividends received						212,394				212,394
Acquisition of non-controlling interest		(341,966)				(1,730,588)		341,966		(1,730,588)
Fixed asset sales						44,045				44,045
Acquisition of investments in associates and business combination						(15,366,062)				(15,366,062)
Partial sale of shares of associated company						4,299,360				4,299,360

Net cash flows provided by (used in) investing activities		(272,692)		(16,044,251)		(118,316,624)		341,966		(134,291,601)
Financing activities:
Bank loans, net		70,907,667				(5,317,148)				65,590,519
Acquisition of no controlling interest		(72,016,331)				69,448,722				(2,567,609)
Interest paid		(16,839,948)		1,143,831		(6,958,002)				(22,654,119)
Paid-In capital						341,966		(341,966)
Repurchase of shares and others		(70,745,785)								(70,745,785)
Payment of dividends		(15,501,944)				(220,632)				(15,722,576)
Financial instruments						(546,770)				(546,770)

Net cash flows (used in) provided by financing activities		(104,196,341)		1,143,831		56,748,136		(341,966)		(46,646,340)

Net (decrease) increase in cash and cash equivalents		(11,451,717)		(97,945)		18,401,013				6,851,351
Adjustment to cash flow for exchange rate differences						(4,175,001)				(4,175,001)
Cash and cash equivalents at beginning of the period		27,269,924		1,325,939		16,891,337				45,487,200

Cash and cash equivalents at end of the period	Ps.	15,818,207	Ps.	1,227,994	Ps.	31,117,349	Ps.		Ps.	48,163,550

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	55,910,936	Ps.	4,568,327	Ps.	58,976,264	Ps.	(32,250,258)	Ps.	87,205,269
Non-cash items		76,781,705		20,102,297		62,552,178		40,188,198		199,624,378
Changes in working capital:		(59,801,260)		(24,312,700)		45,832,767		(7,937,940)		(46,219,133)

Net cash flows (used in) provided by operating activities		72,891,381		357,924		167,361,209				240,610,514

Investing activities:
Acquisition of plant, property and equipment		289,705		(8,850,170)		(117,704,832)				(126,265,297)
Acquisition of licenses				(1,225,966)		(18,093,690)				(19,319,656)
Dividends received		(6,265)		7,070,000		(1,497)		(6,702,825)		359,413
Investment in associates and business combinations		7,664,566				(19,575,148)				(11,910,582)
Acquisition of business, net of cash acquired		(10,400,293)		24,648,037		(12,582,000)		10,400,293		12,066,037
Cash acquired in business combination						(2,654,342)				(2,654,342)
Proceeds from fixed asset sales						96,781				96,781

Net cash flows provided by (used in) investing activities		(2,452,287)		21,641,901		(170,514,728)		3,697,468		(147,627,646)
Financing activities:
Bank loans, net		11,556,519				(4,065,730)				7,490,789
Acquisition of no controlling interest						(4,696,245)				(4,696,245)
Interest paid		(20,818,380)		(21,833,128)		9,368,090				(33,283,418)
Paid-In capital						10,400,293		(10,400,293)
Repurchase of shares and others		(35,049,327)								(35,049,327)
Increase of non-controlling interests						7,181,894				7,181,894
Payment of dividends		(16,291,799)				(7,465,855)		6,702,825		(17,054,829)
Financial instruments						653,116				653,116

Net cash flows (used in) provided by financing activities		(60,602,987)		(21,833,128)		11,375,563		(3,697,468)		(74,758,020)

Net (decrease) increase in cash and cash equivalents		9,836,107		166,697		8,222,044				18,224,848
Adjustment to cash flow for exchange rate differences						85,305				85,305
Cash and cash equivalents at beginning of the period		15,818,207		1,227,994		31,117,349				48,163,550

Cash and cash equivalents at end of the period	Ps.	25,654,314	Ps.	1,394,691	Ps.	39,424,698	Ps.		Ps.	66,473,703

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	36,205,763	Ps.	(787,047)	Ps.	58,291,845	Ps.	(37,570,128)	Ps.	56,140,433
Non-cash items		(4,256,606)		20,449,298		141,855,010		37,246,997		195,294,699
Changes in working capital:		(72,746,155)		(1,580,787)		(13,704,330)		323,131		(87,708,141)

Net cash flows (used in) provided by operating activities		(40,796,998)		18,081,464		186,442,525				163,726,991

Investing activities:
Purchase of property, plant and equipment		1,498		(6,894,071)		(121,147,340)				(128,039,913)
Acquisition of intangibles				(3,292,490)		(20,240,336)				(23,532,826)
Dividends received from associates		74,901,349						(73,255,637)		1,645,712
Proceeds from sale of plant, property and equipment						27,329				27,329
Acquisition of business, net of cash acquired						(3,457,153)				(3,457,153)
Partial sale of shares of associate company						633,270				633,270
Spin of company				(216,626)		21,216,626				21,000,000
Investment in associates companies		(2,213,277)		(1,404,489)		3,439,801				(177,965)

Net cash flows provided by (used in) investing activities		72,689,570		(11,807,676)		(119,527,803)		(73,255,637)		(131,901,546)

Financing activities:
Bank loans, net		50,879,779				5,083,236				55,963,015
Acquisition of no controlling interest		(34,970)				(996,079)				(1,031,049)
Interest paid		(23,379,273)		(6,200,848)		(3,250,311)				(32,830,432)
Paid-In capital
Repurchase of shares and others		(34,684,520)				241,436				(34,443,084)
Increase of non-controlling interests
Payment of dividends		(36,524,317)				(74,090,920)		73,255,637		(37,359,600)
Financial instruments						(503,444)				(503,444)

Net cash flows (used in) provided by financing activities		(43,743,301)		(6,200,848)		(73,516,082)		73,255,637		(50,204,594)

Net (decrease) increase in cash and cash equivalents		(11,850,729)		72,940		(6,601,360)				(18,379,149)
Adjustment to cash flow for exchange rate differences						(2,934,522)				(2,934,522)
Cash and cash equivalents at beginning of the period		25,654,313		1,395,096		39,424,294				66,473,703

Cash and cash equivalents at end of the period	Ps.	13,803,584	Ps.	1,468,036	Ps.	29,888,412	Ps.		Ps.	45,160,032