Form 20-F
period 2016-12-31
AMERICA MOVIL SAB DE CV/
filed 2017-04-24
CIK 1129137

As filed with the Securities and Exchange Commission on April 24, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2016

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

Miguel Hidalgo,

11529, Mexico City, México

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
A Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange
5.625% Notes Due 2017	New York Stock Exchange
5.000% Senior Notes Due 2019	New York Stock Exchange
5.000% Senior Notes Due 2020	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
6.375% Notes Due 2035	New York Stock Exchange
6.125% Notes Due 2037	New York Stock Exchange
6.125% Senior Notes Due 2040	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2016:

20,635 million	AA Shares
592 million	A Shares
44,571 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes     ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                    Accelerated filer  ☐                     Non-accelerated filer  ☐                    Emerging growth company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes     ☒  No

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

2016 ANNUAL REPORT ON FORM 20-F

(See Form 20-F Cross Reference Guide on page 134)

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

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.20.7314 to U.S.$1.00, which was the rate reported by Banco de México for December 30, 2016, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	For the year ended December 31,(1)
	2012		2013		2014		2015		2016		2016
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Income Statement Data:
Operating revenues	Ps.	775,070	Ps.	786,101	Ps.	848,580	Ps.	893,738	Ps.	975,412	U.S.	47,050
Operating costs and expenses		613,920		631,843		692,026		752,325		865,802		41,762
Depreciation and amortization		103,585		101,535		114,994		125,715		148,526		7,164
Operating income		161,150		154,258		156,554		141,413		109,610		5,288
Net profit for the year	Ps.	91,649	Ps.	74,974	Ps.	47,498	Ps.	36,961	Ps.	12,079	U.S.	582
Net profit attributable for the year to:
Equity holders of the parent	Ps.	90,988	Ps.	74,625	Ps.	46,146	Ps.	35,055	Ps.	8,650	U.S.	417
Non-controlling interests		661		349		1,352		1,906		3,429		165
Net profit for the year	Ps.	91,649	Ps.	74,974	Ps.	47,498	Ps.	36,961	Ps.	12,079	U.S.	582
Earnings per share:
Basic	Ps.	1.19	Ps.	1.02	Ps.	0.67	Ps.	0.52	Ps.	0.13	U.S.	0.01
Diluted	Ps.	1.19	Ps.	1.02	Ps.	0.67	Ps.	0.52	Ps.	0.13	U.S.	0.01
Dividends declared per share(2)	Ps.	0.20	Ps.	0.22	Ps.	0.24	Ps.	0.26	Ps.	0.28	U.S.	0.01
Weighted average number of shares outstanding (millions):
Basic		76,111		72,866		69,254		66,869		65,693		65,693
Diluted		76,111		72,866		69,254		66,869		65,693		65,693

(1)	As of December 31, 2016, we owned 51.0% of the total outstanding shares of Telekom Austria AG (“Telekom Austria” or “TKA”). We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method, which affects the comparability of our results for 2012 through 2016. See Note 12 to our consolidated financial statements.
(2)	Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

Selected Financial Data

	As of December 31,
	2012		2013		2014		2015		2016		2016
	(in millions of Mexican pesos, except share and per share amounts)										(millions of U.S. dollars, except share and per share amounts)
Balance Sheet Data:
Property, plant and equipment, net	Ps.	500,434	Ps.	501,107	Ps.	588,106	Ps.	573,529	Ps.	701,190	U.S.	33,823
Total assets		987,685		1,025,592		1,278,357		1,296,487		1,515,042		73,081
Short-term debt and current portion of long-term debt		13,622		25,841		57,806		119,590		82,607		3,985
Long-term debt		404,048		464,478		545,949		563,627		625,194		30,157
Capital stock		96,415		96,392		96,383		96,338		96,338		4,647
Total equity		254,848		210,301		234,639		160,854		271,024		13,075
Number of outstanding shares (millions):
AA Shares		23,424		23,424		23,384		23,384		20,635
A Shares		712		681		649		625		592
L Shares		51,703		46,370		44,120		41,990		44,571
Ratio of Earnings to Fixed Charges(1)		5.4		3.9		3.5		2.5		1.6

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income of associates, during the year.

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

BUSINESS OVERVIEW

We provide telecommunications services in 25 countries. We are the leading telecommunications services provider in Latin America ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have major wireless, fixed or Pay TV operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2016. For a list of our principal subsidiaries, see Note 2 a) to our consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

Information On The Company

The following map illustrates the geographic diversity of our operations and certain key performance indicators (“KPIs”) as of December 31, 2016.

Information On The Company

KEY PERFORMANCE INDICATORS

We have identified certain KPIs that help measure the performance of our operations. The table of our KPIs below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following geographic segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);

•	the Caribbean (the Dominican Republic and Puerto Rico);

•	the United States; and

•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	As of December 31,
	2014	2015	2016
	(in thousands)
Wireless Subscribers:
Mexico Wireless	71,463	73,697	72,953
Brazil	71,107	65,978	60,171
Colombia	29,775	28,973	28,954
Southern Cone	27,754	29,186	30,377
Andean Region	24,270	20,743	20,801
Central America	13,973	15,317	15,085
Caribbean	5,092	5,261	5,453
United States	26,006	25,668	26,070
Europe	20,008	20,711	20,708
Total Wireless Subscribers	289,448	285,534	280,572
Fixed RGUs:
Mexico Fixed	22,250	21,735	22,178
Brazil	36,096	36,627	36,716
Colombia	5,307	5,801	6,304
Southern Cone	1,826	1,819	1,942
Andean Region	1,576	1,727	1,820
Central America	4,606	4,950	5,392
Caribbean	2,347	2,511	2,663
Europe	4,402	5,642	5,900
Total Fixed RGUs	78,410	80,812	82,915
Total RGUs	367,858	366,346	363,487

Information On The Company

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico, the United States and Europe, where we do business under the brand names listed below.

Country	Principal Brands	Services and Products

Mexico	Telcel	Wireless voice Wireless data
	Telmex Infinitum	Fixed voice Fixed data
United States	TracFone	Wireless voice
	Straight Talk	Wireless data

Europe	A1, Mobitel, Vipnet, Velcom, Si.mobil, One.Vip	Wireless voice Wireless data Fixed voice Fixed data Pay TV
	Vip mobile	Wireless voice Wireless data

Information On The Company

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2016, our wireless voice and data operations generated revenues of Ps.499.2 billion, representing 51.1% of our consolidated revenues. As of December 31, 2016, our wireless operations represented approximately 77.2% of our total RGUs, compared to 77.9% as of December 31, 2015.

Voice and Data

Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and 4G-LTE roaming services.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 280.6 million wireless voice and data subscribers as of December 31, 2016.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. As of December 31, 2016, the composition of our wireless voice and data subscribers is approximately 74.0% prepaid and 26.0% postpaid.

Prepaid customers typically generate lower levels of usage and are often unable or unwilling or financially ineligible to purchase postpaid plans. Our prepaid plans have been instrumental to increase wireless penetration in Latin America and Eastern Europe to reach levels similar to those of developed markets. Additionally, prepaid plans entail little to no risk of non-payment, as well as lower customer acquisition costs and billing expenses, compared to the average postpaid plan.

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. The rates in 2016 declined an average of 23.3%, at constant exchange rates relative to 2015. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the reference rates our customers pay.

Value-Added Services

As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks. Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website (www.claroideas.com), under Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), offers a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices.

Information On The Company

In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, virtual private network (“VPN”) services, video calls and Personal Communications Service (“PCS”).

Fixed Operations

In 2016, our fixed voice, data, broadband and IT solutions had revenues of Ps.221.6 billion, representing 22.7% of our consolidated revenues. As of December 31, 2016, our fixed operations represented approximately 22.8% of our total RGUs, compared to 22.1% as of December 31, 2015.

Voice

Our fixed voice services include local, domestic and international long-distance and public telephone services, under a variety of plans to meet the needs of different market segments, specifically tailored to our residential and corporate clients.

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

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2016, we had approximately 22.1 million Pay TV RGUs, an increase of approximately 0.4 million Pay TV RGUs from the prior year.

Our largest Pay TV market is in Brazil, where we are the leading provider of Pay TV services. We offer satellite Pay TV services through direct-to-home (“DTH”) technology through our Embratel Tvsat Telecomunicações S.A. (“Claro TV”) brand and cable TV through our Net Serviços brand. We offer these services through individual subscription plans as well as in bundled packages of services, along with broadband, fixed voice and wireless services. In addition to our Brazilian operations, our Colombian operations are now offering quadruple-play services, combining Pay TV services, broadband, fixed-line and wireless services.

Equipment, Accessories and Computer Sales

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment.

Other Services

Other services include revenues from other businesses, such as telephone directories, call center services, wireless security services, advertising, media and software development services.

Information On The Company

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 34,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We sometimes offer bundled packages of ClaroVideo with other services. Additionally, we offer customers unlimited access to ClaroVideo for a fixed monthly subscription fee.

Services and Products by Country

The following table is a summary of the services rendered and products produced as of December 31, 2016 in the countries in which we operate.

	Wireless Voice, Data and Value Added Services(1)	Fixed Voice, Broadband, Data and IT Services(2)	Pay TV	OTT Services(3)
Argentina	✓	✓		✓
Austria	✓	✓	✓	✓
Belarus	✓	✓	✓
Brazil	✓	✓	✓	✓
Bulgaria	✓	✓	✓
Chile	✓	✓	✓	✓
Colombia	✓	✓	✓	✓
Costa Rica	✓	✓	✓	✓
Croatia	✓	✓	✓
Dominican Republic	✓	✓	✓	✓
Ecuador	✓	✓	✓	✓
El Salvador	✓	✓	✓	✓
Guatemala	✓	✓	✓	✓
Honduras	✓	✓	✓	✓
Macedonia	✓	✓	✓
Mexico	✓	✓		✓(4)
Nicaragua	✓	✓	✓	✓
Panama	✓	✓	✓	✓
Paraguay	✓	✓	✓	✓
Peru	✓	✓	✓	✓
Puerto Rico	✓	✓	✓	✓
Serbia	✓
Slovenia	✓	✓	✓
Uruguay	✓	✓		✓
United States	✓

(1)	Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.
(2)	Includes local calls, national and international long distance.
(3)	Includes ClaroVideo and ClaroMúsica.
(4)	Services provided by non-concessionaire subsidiaries.

Information On The Company

OUR NETWORKS

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 17 countries in Latin America and are in the process of expanding our network in Europe.

Infrastructure

For the year ended December 31, 2016, our capital expenditures totaled Ps.155.0 billion, which allowed us to increase the coverage of our networks, to expand their capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to widely deliver high-quality voice, video and data products. See Note 10 to our consolidated financial statements for description of our property, plant and equipment.

As of December 31, 2016, the main components of our infrastructure were comprised of:

•	Base stations: 196,159 (of which approximately 62% are equipped with 3G and 4G capabilities).

•	Fiber-optic network: More than 727 thousand km. Our network passed approximately 68 million homes as of December 31, 2016.

•	Submarine cable system: Capacity of more than 168 thousand km in submarine cable, including the AMX-1 submarine cable that extends 17,500 km and connects the United States to Central and South America throughout 12 landing points and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Nine. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH operations, as well as cellular backhaul, video broadcast and corporate data networks. In 2016, we launched the Star One D1 Satellite, a new fourth generation satellite that will provide new band capacities covering Brazil and the rest of Latin America.

•	Data centers: 21. We use our data centers to manage a number of cloud solutions such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

In the United States, we do not own any wireless telecommunications facilities or hold any wireless spectrum licenses. Instead, we purchase airtime through agreements with wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network, covering almost all areas in which wireless services are available.

Technology

Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis. In 2016, we spent Ps.9.4 billion on the acquisition of spectrum licenses, mainly in Mexico, Peru and Paraguay.

Information On The Company

The table below presents a summary of our covered population in the countries where we operate as of December 31, 2016:

	Generation Technology
	GSM	UMTS	LTE
		(% of covered population)
Argentina	98	90	45
Austria	100	92	88
Belarus	99	100	—
Brazil	92	81	45
Bulgaria	100	100	78
Chile	97	87	61
Colombia	91	74	42
Costa Rica	69	75	19
Croatia	99	99	82
Dominican Republic	96	99	79
Ecuador	96	71	17
El Salvador	91	69	—
Guatemala	89	61	1
Honduras	78	60	18
Macedonia	99	98	95
Mexico	93	89	58
Nicaragua	82	75	4
Panama	79	79	38
Paraguay	75	66	—
Peru	76	56	39
Puerto Rico	78	81	75
Serbia	99	95	79
Slovenia	99	99	99
Uruguay	91	86	50

Information On The Company

OUR COMPETITORS

We operate in an intensely competitive industry. The effects of competition on our subsidiaries depend, in part, on the business strategies of their competitors, regulatory developments and the general economic and business climate in the countries in which they operate, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. See “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

The table below presents our major competitors in each of our geographic segments as of December 31, 2016.

Mexico
Wireless Voice, Wireless Data and Value-Added Services	AT&T, Teléfonica (Movistar), Axtel, Quickly Phone, Telecomunicaciones 360 (Elektra), Virgin Mobile, Teligentia (Cierto), Lycamobile, Coppel Móvil, Maz Tiempo, Ekofon
Fixed Voice, Fixed Broadband, Fixed Data, IT Services and OTT Services	AT&T, Alestra, Grupo Televisa (IZZI), Axtel, Megacable, Cablecom México, Maxcom, Megacable Comunicaciones de México, Telecable, Totalplay, GTM, Marcatel
Brazil
Wireless Voice, Wireless Data and Value-Added Services	Teléfonica Brasil (Vivo), TIM Celular, Oi, Algar Telecom, Sercomtel, Nextel
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Oi, Algar Telecom, Telefónica Brasil (Vivo)
Pay TV and OTT Services	Sky Brasil, Telefónica Brasil (Vivo), Oi
Colombia
Wireless Voice, Wireless Data and Value-Added Services	Telefónica Colombia (Movistar), Colombia Móvil (Tigo), Virgin Mobile Colombia
Fixed Voice	Telefónica Colombia (Movistar), Colombia Móvil (Tigo), Empresa de Telecomunicaciones de Bogotá (ETB), UNE Telecomunicaciones, Empresas Municipales de Cali (Emcali)
Fixed Broadband, Fixed Data and IT Services, Pay TV, OTT Services	Telefónica Colombia, Empresa Telecomunicaciones de Bogotá (ETB), UNE Telecomunicaciones, DirecTV Colombia, Empresas Municipales de Cali (Emcali)
Southern Cone
Wireless Voice, Wireless Data and Value-Added Services	Telefónica (Movistar), Telecom Argentina, Nextel Argentina, Entel, WOM, Millicom (Tigo), ANTEL, Virgin Mobile Chile, Personal, VTR GlobalCom, Tigo Paraguay
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Telefónica, Telecom Argentina, Telecentro Argentina, Entel, VTR GlobalCom, TelsurDirecTV Latin America, COPACO, Tigo Paraguay, ANTEL
Pay TV and OTT Services	DirecTV Chile, Telefónica (Movistar Chile), VTR GlobalCom, Tigo Paraguay
Andean Region
Wireless Voice, Wireless Data and Value-Added Services	Telefónica (Movistar), Entel Perú, CNT (Ecuador)
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	CNT, Grupo TV Cable (Setel), Telefónica (Movistar)
Pay TV and OTT Services	CNT, Grupo TVCable, Telefónica (Movistar TV), DirecTV

Information On The Company

Central America
Wireless Voice, Wireless Data and Value-Added Services	Millicom (Tigo), Telefónica (Movistar), Digicel, Honducel, ICE (Kolbi), Cable & Wireless (Panamá)
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Millicom (Tigo), Hondutel, ICE (Kolbi), Telefónica (Movistar), Cabletica (Costa Rica), Cable & Wireless (Panamá), Cable Color (Honduras)
Pay TV and OTT Services	Millicom (Tigo), Sky, Telefónica, ICE (Kolbi), Cable & Wireless (Panamá), Cable Color (Honduras), Cabletica (Costa Rica)
U.S.
Wireless Voice, Wireless Data and Value-Added Services	Verizon, AT&T, T-Mobile, Sprint, U.S. Cellular
Caribbean
Wireless Voice, Wireless Data and Value-Added Services	Altice (Orange), Tricom, AT&T, Sprint, T-Mobile, PR Wireless (Open Mobile), Viva Dominicana
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Altice (Orange), Tricom, AT&T, Liberty Cablevision, WorldNet
Pay TV and OTT Services	Tricom, Aster, Wind, Sky, Liberty Cablevision, DirecTV Puerto Rico, Dish Network
Europe
Wireless Voice	T-Mobile, Hutchison Drei, Mobile TeleSystems, CJSC (life:), Bulgarian Telecommunications Company (VivaCom), Telenor, Hrvatski Telekom, Tele2, Telekom Srbija, Telekom Slovenije, Telemach
Wireless Data and Value-Added Services	T-Mobile, Hutchison Drei, Mobile TeleSystems (MTS), Bulgarian Telecommunications Company (VivaCom), Telenor, Hrvatski Telekom, Tele2, Telekom Srbija, Telekom Slovenije, Telemach
Fixed Voice, Fixed Broadband, Fixed Data and IT Services	Tele2, UPC Austria, Mobile TeleSystems, CJSC (life:), Bulgarian Telecommunications Company (VivaCom), Bulsatcom, Hrvatski Telekom, T-Mobile, Telekabel, Telekom Srbija, Telenor, Telekom Sloveniej, Telemach

Information On The Company

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

Marketing

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2016, our efforts were mainly focused on promoting our 4G LTE services, leveraging on the speeds and quality of our networks and our fixed bundled offers, which compete on broadband speeds and premium content.

We build upon the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. For example, in 2016, Claro was the highest-ranked telecom brand in Latin America, according to Brand Finance, and BrandZ ranked Telcel as the second-most valuable national brand in Mexico. In the same year, BrandZ also named Telcel and Telmex as the highest and third-highest recognized telecom brands, respectively, in Mexico and listed Claro, Telcel and Telmex as three of the top four highest-ranked telecom brands in Latin America. In addition, a 2016 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand awareness as well as for brand perception as a premium brand.

Sales and Distribution

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers with more than 320,000 points of sale and almost 2,700 customer service centers. Our subsidiaries also sell their services and products online.

Customer Services

We give priority to providing our customers with quality customer care and support, with approximately 57,000 employees dedicated to customer service. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites and social media accounts or visiting one of the customer sales and service centers located throughout the countries we serve.

Information On The Company

ACQUISITIONS, OTHER INVESTMENTS AND DIVESTITURES

Geographic diversification has been a key to our financial success, as it has provided for greater stability in our cash flow and profitability and has contributed to our strong credit ratings. In recent years, we have been evaluating the expansion of our operations to regions outside of Latin America. We believe that Europe and other areas beyond Latin America present opportunities for investment in the telecommunications sector that could benefit us and our shareholders over the long term. We continue to seek investment opportunities in telecommunications and related companies worldwide, including markets where we are already present, and we often have several possible acquisitions under consideration. We can give no assurance as to the extent, timing or cost of such investments. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We continue to make incremental acquisitions in areas that we consider accretive to our existing operations. For additional information on our acquisitions and investments, see Note 12 to our consolidated financial statements.

PART II: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating and Financial Review and Prospects

OVERVIEW

INTRODUCTION

Segments

We have operations in 25 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters’ operations are allocated to the Mexico Wireless segment. Financial information about our segments is presented in Note 22 to our audited consolidated financial statements.

The factors that drive our financial performance differ in the various countries where we operate, including subscriber acquisition costs, the competitive landscape, the regulatory environment, economic factors and interconnection rates, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our different segments.

Constant Currency Presentation

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating results, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos. In 2016, the Mexican peso was generally weaker against our other operating currencies than in 2015, which tended to increase the reported amounts in Mexican pesos attributable to our non-Mexican operations.

In addition, we recognize foreign exchange gains and losses attributable to changes in the value of our operating currencies, particularly the Mexican peso and Brazilian real, against the currencies in which our indebtedness and accounts payable are denominated, especially the U.S. dollar. Appreciation of our operating currencies generally results in foreign exchange gains, while depreciation of these currencies generally results in foreign exchange losses. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2016, the Mexican peso weakened against the currencies in which a portion of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.40.4 billion. We also recorded net fair value losses on derivatives of Ps.9.6 billion, reflecting the effect of

Operating and Financial Review and Prospects

a weakened British pound and other currencies on certain derivative positions we use to offset exchange risk on our indebtedness. In 2015, the Mexican peso weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.79.0 billion, partially offset by net fair value gains on derivatives of Ps.15.1 billion. See Note 7 to our audited consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or sought to impose decreases in, or the elimination of, interconnection rates. We have offset lower interconnection revenues by attracting new customers with lower prices and new data services to increase traffic, but this may change. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

Effect of Consolidating Telekom Austria

As of December 31, 2016, we owned 51.0% of the total outstanding shares of Telekom Austria. We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method. The consolidation of Telekom Austria affected the comparability of our results for 2015 and 2014.

COMPOSITION OF OPERATING REVENUES

In 2016, our total operating revenues consisted of: wireless voice revenues (24.8% of total operating revenues), fixed voice revenues (9.8%), wireless data revenues (26.3%), fixed data revenues (12.9%), Pay TV revenues (8.0%), equipment, accessories and computer sales revenues (14.7%) and other services (3.5%).

Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGUs and the prices of our service packages. The primary driver of revenues from usage charges (airtime, international and long-distance calls and interconnection costs) is traffic as calculated by the number of total RGUs and their average usage.

Revenues from wireless and fixed data services primarily include charges for data, cloud, internet and OTT services and the usage from our data centers. In addition, revenues from value-added services and IT solutions to corporate clients contribute to our results for wireless and fixed data services, respectively. Revenues from IT solutions to our corporate clients mainly consist of revenues from installing and leasing dedicated links and revenues from VPN services.

Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand programming and advertising.

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment such as office equipment, household appliances and electronics. Most of our sales in handsets are driven by the number of new customers. The pricing of handsets is not geared primarily towards making a profit from handset sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Operating and Financial Review and Prospects

Other services primarily include revenues from other businesses, such as advertising and news companies, entertainment content distribution, telephone directories, call center services, wireless security services, network infrastructure services and a software development company.

Seasonality of our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season. Revenue also tends to decrease during the months of August and September, when family expenses shift towards school supplies and child care in many of the countries in which we operate, mainly Mexico.

General Trends Affecting Operating Results

Our results of operations in 2016 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as generally declining customer prices;

•	changes in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;

•	declining demand for voice services;

•	growing operating costs reflecting, among other things, higher costs for Pay TV and data services content and licenses, customer care services, as well as managing larger and more complex networks; and

•	overall macroeconomic conditions and foreign exchange volatility in the countries in which we operate.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

Other recent trends affecting our performance included:

•	the effects of Mexico’s regulatory measures; and

•	the impact of the depreciation of the Mexican peso against the U.S. dollar, the Euro, the Brazilian real and the Colombian peso.

Operating and Financial Review and Prospects

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2016 AND 2015

Operating Revenues

Total operating revenues for 2016 increased by 9.1%, or Ps.81.7 billion, over 2015. At constant exchange rates, total operating revenues for 2016 increased by 2.1% over 2015. This increase principally reflects increases in revenues from our wireless data, fixed data and Pay TV operations, which were partially offset by a decrease in revenues from our wireless voice and fixed voice operations.

Wireless Voice—Wireless voice revenues for 2016 decreased by 5.4%, or Ps.13.8 billion, over 2015. At constant exchange rates, wireless voice revenues for 2016 decreased by 12.7% over 2015. This decrease principally reflects reductions in the price per minute for calls, traffic in international and domestic long-distance calls and the reduction of interconnection rates in other jurisdictions where we operate, particularly in Brazil, Colombia, Argentina and Europe.

Fixed Voice—Fixed voice revenues for 2016 decreased by 0.2%, or Ps.0.2 billion, over 2015. At constant exchange rates, fixed voice revenues for 2016 decreased by 7.0% over 2015. This decrease principally reflects reduced traffic in long-distance calls, which was driven by the growing use of wireless technology and increased regulation affecting our fixed voice markets in Mexico, Colombia and Brazil.

Wireless Data—Wireless data revenues for 2016 increased by 13.3%, or Ps.30.2 billion, over 2015. At constant exchange rates, wireless data revenues for 2016 increased by 7.3% over 2015. This increase principally reflects increased use of wireless data services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, which was driven in part by the increased use of social networking websites and content downloading on tablets and notebooks.

Fixed Data—Fixed data revenues for 2016 increased by 15.6%, or Ps.17.0 billion, over 2015. At constant exchange rates, fixed data revenues for 2016 increased by 7.4% over 2015. This increase principally reflects the growth in residential broadband services and corporate data services, such as cloud, dedicated links and data center services.

Pay TV—Pay TV revenues for 2016 increased by 18.5%, or Ps.12.2 billion, over 2015. At constant exchange rates, Pay TV revenues for 2016 increased by 5.6% over 2015. This increase principally reflects growth in the subscriber base and higher revenues driven by the cross-marketing of bundled packages and new TV channel packages, particularly in Brazil, Colombia, Peru, Central America and the Caribbean.

Equipment, Accessories and Computer Sales—Equipment, accessories and computer sales revenues for 2016 increased by 23.8%, or Ps.27.6 billion, over 2015. At constant exchange rates, revenues from equipment, accessories and computer sales for 2016 increased by 20.4% over 2015. This increase principally reflects increases in sales of higher-end smartphones, feature phones and other data-enabled devices, handsets, tablets and electronic household appliances, which were driven by new commercial plans and promotions among postpaid and prepaid subscribers such as handset financing plans.

Other Services—Revenues from other services for 2016 increased by 35.8%, or Ps.8.6 billion, over 2015. At constant exchange rates, revenues from other services for 2016 increased by 23.8% over 2015. This increase principally reflects increases in revenues from advertising and media services, online content, wireless security services, telephone directories and call center services.

Operating and Financial Review and Prospects

Operating Costs and Expenses

Cost of Sales and Services—Cost of sales and services for 2016 increased by 15.4%, or Ps.64.8 billion, over 2015, representing 49.7% of operating revenues for 2016, as compared to 47.0% of operating revenues for 2015. At constant exchange rates, cost of sales and services for 2016 increased by 7.0% over 2015.

Cost of sales was Ps.172.5 billion for 2016, an increase of 18.6% from Ps.145.5 billion in 2015. This increase principally reflects the impact from a depreciation of the Mexican peso and other Latin American currencies against the U.S. dollar, and higher sales of smartphones to subscribers in all countries in which we operate, which was partially offset by a decrease in the costs associated with handset subsidies on financing plans we offer to acquire and retain subscribers.

Cost of services was Ps.312.6 billion for 2016, an increase of 13.8% from Ps.274.8 billion in 2015. This increase principally reflects an increase in network services payments to third-party U.S. operators and costs related to our Pay TV operations, network maintenance and labor, as well as an increase in rental and leasing costs associated with third-party mobile-site infrastructure.

Commercial, Administrative and General Expenses—Commercial, administrative and general expenses for 2016 increased by 13.3%, or Ps.26.7 billion, over 2015. As a percentage of operating revenues, commercial, administrative and general expenses were 23.4% for 2016, as compared to 22.5% for 2015. At constant exchange rates, commercial, administrative and general expenses for 2016 increased by 5.9% over 2015. This increase principally reflects higher advertising costs, as we seek to expand our subscriber base, and higher customer service costs, including increases in the number of customer service centers, back office call centers and employees, as we seek to provide better customer care and quality of service.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at rates of 15.0% and 10.0% of taxable income, respectively. We account for these profit sharing contributions under commercial, administrative and general expenses.

Other Expenses—Other expenses for 2016 decreased by 17.5%, or Ps.0.9 billion, over 2015 reflecting unusually high regulatory charges in Brazil in 2015.

Depreciation and Amortization—Depreciation and amortization for 2016 increased by 18.1%, or Ps.22.8 billion, over 2015. As a percentage of operating revenues, depreciation and amortization was 15.2% for 2016, as compared to 14.1% for 2015. At constant exchange rates, depreciation and amortization for 2016 increased by 8.5% over 2015. This increase stems, for the most part, from higher capital investments in Argentina, Colombia, Austria and Mexico.

Operating Income

Operating income for 2016 decreased by 22.5%, or Ps.31.8 billion, over 2015. Operating margin (operating income as a percentage of operating revenues) was 11.2% for 2016, as compared to 15.8% for 2015.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2016 increased by 12.6%, or Ps.3.3 billion, over 2015. This increase principally reflects higher interest expenses due to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Operating and Financial Review and Prospects

Foreign Currency Exchange Loss, Net—We recorded a net foreign currency exchange loss of Ps.40.4 billion for 2016, compared to our net foreign currency exchange loss of Ps.79.0 billion for 2015. This loss in both periods principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The changes in valuation of derivatives, interest cost from labor obligations and other financial items, net, represented a loss of Ps.16.2 billion for 2016, compared to a gain of Ps.21.5 billion for 2015. The net loss in 2016 principally relates to market value losses on derivatives positions we use to offset exchange risk on indebtedness, particularly in connection with the British pound, and increased interest cost recognized on labor obligations, which were partially offset by increased dividends from KPN.

Equity Interest in Net Income of Associated Companies—Our share of the net income of associated companies accounted for under the equity method was Ps.0.2 billion in 2016, as compared to a loss of Ps.1.4 billion for 2015. This increase principally reflects the derecognition of the equity method investment in KPN, which we reclassified as an available-for-sale security in June 2015.

Income Tax—Our income tax expense for 2016 decreased by 40.6%, or Ps.7.8 billion, over 2015. This decrease was principally due to net foreign currency exchange losses as a result of the depreciation of the Mexican peso against the currencies in which a portion of our debt is denominated.

Our effective corporate income tax rate as a percentage of profit before income tax was 48.6% for 2016, compared to 34.2% for 2015. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of an increase in tax inflationary effects and derivatives.

Net Profit

We recorded a net profit of Ps.12.1 billion for 2016, a decrease of 67.3%, or Ps.24.9 billion, over 2015.

CONSOLIDATED RESULTS OF OPERATIONS FOR 2015 AND 2014

Operating Revenues

Total operating revenues for 2015 increased by 5.3%, or Ps.45.2 billion, over 2014. At constant exchange rates, total operating revenues for 2015 increased by 5.9% over 2014, or 1.8% excluding the effects of consolidating Telekom Austria. This increase principally reflects increases in revenues from our wireless data and fixed data operations, partially offset by a decrease in revenues from our wireless voice, fixed voice and Pay TV operations.

Wireless Voice—Wireless voice revenues for 2015 decreased by 0.8%, or Ps.2.1 billion, over 2014. At constant exchange rates, wireless voice revenues for 2015 decreased by 3.3% over 2014, or 10.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the price per minute for calls, decreases in international and long-distance traffic, as well as the effects from the elimination of interconnection rates and national roaming charges in Mexico and the reduction of interconnection rates in other jurisdictions where we operate, including, principally, Colombia, Ecuador and Brazil.

Fixed Voice—Fixed voice revenues for 2015 decreased by 14.4%, or Ps.16.0 billion, over 2014. At constant exchange rates, fixed voice revenues for 2015 decreased by 11.8% from 2014, or 12.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reduced traffic, principally in

Operating and Financial Review and Prospects

long-distance calls, in part explained by the growing use of wireless technology, and the effects of regulatory changes in some of the countries where we operate, such as in Mexico and Colombia.

Wireless Data—Wireless data revenues for 2015 increased by 17.7%, or Ps.34.1 billion, over 2014. At constant exchange rates, wireless data revenues for 2015 increased by 14.9% over 2014, or 12.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects increased use of services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, driven in part by the increased use of social networking websites and content downloading on tablets and notebooks.

Fixed Data—Fixed data revenues for 2015 increased by 9.3%, or Ps.9.3 billion, over 2014. At constant exchange rates, fixed data revenues for 2015 increased by 14.7% over 2014, or 8.3% excluding the effects of consolidating Telekom Austria. This increase principally reflects growth in residential broadband services, driven by higher quality services with greater coverage and the growth of corporate data services, such as cloud, dedicated links, leasing and data center services.

Pay TV—Pay TV revenues for 2015 decreased by 4.1%, or Ps.2.8 billion, over 2014. At constant exchange rates, Pay TV revenues for 2015 increased by 9.0% over 2014, or 7.8% excluding the effects of consolidating Telekom Austria. This increase primarily reflects growth in fixed RGUs and increased revenues, driven by new plans and channel packages that integrate multiple services, particularly in Brazil, Colombia, Peru and Ecuador.

Equipment, Accessories and Computer Sales—Revenues from equipment, accessories and computer sales for 2015 increased by 21.0%, or Ps.20.1 billion, over 2014. At constant exchange rates, revenues from equipment, accessories and computer sales for 2015 increased by 20.3% over 2014, or 17.7% excluding the effects of consolidating Telekom Austria. This increase principally reflects an increase in sales of higher-end smartphones, feature phones and other data-enabled devices, as well as an increase in handset, tablet and electronics sales, driven by new commercial plans and promotions among postpaid and prepaid subscribers.

Other Services—Revenues from other services for 2015 increased by 11.9%, or Ps.2.6 billion, over 2014. At constant exchange rates, revenues from other services for 2015 increased by 12.2% over 2014, or 10.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects an increase in revenues from advertising, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

Cost of Sales and Services—Cost of sales and services for 2015 increased by 8.7%, or Ps.33.6 billion, over 2014, representing 47.0% of operating revenues for 2015 compared to 45.6% of operating revenues for 2014. At constant exchange rates, cost of sales and services for 2015 increased by 7.6% over 2014, or 3.5% excluding the effects of consolidating Telekom Austria.

Cost of sales was Ps.145.5 billion for 2015, an increase of 12.2% from Ps.129.6 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of sales was Ps.137.3 billion for 2015 and Ps.125.1 billion for 2014. This increase primarily reflects the increase in sales of smartphones to subscribers in all countries in which we operate, and an increase in the subsidies we provide in order to acquire and retain subscribers and to incentivize prepaid subscribers to switch to postpaid plans.

Operating and Financial Review and Prospects

Cost of services was Ps.274.8 billion for 2015, an increase of 6.9% from Ps.257.1 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of services was Ps.251.7 billion for 2015 and Ps.246.9 billion for 2014. This increase primarily reflects an increase in costs related to our Pay TV business, increased royalty payments and an increase in leasing, network maintenance and labor costs.

Commercial, Administrative and General Expenses—Commercial, administrative and general expenses for 2015 increased by 8.5%, or Ps.15.8 billion, over 2014. As a percentage of operating revenues, commercial, administrative and general expenses for 2015 and 2014 were 22.5% and 21.9%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2015 increased by 10.5% over 2014, or 8.7% excluding the effects of consolidating Telekom Austria. This increase primarily reflects increased expenses related to higher customer service costs, including increases in the number of customer service centers and employees, as we seek to provide better customer care and quality of service.

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

Other Expenses—Other expenses for 2015 increased by 4.8%, or Ps.0.2 billion, over 2014 principally as a result of the consolidation of Telekom Austria.

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

Operating Income

Operating income for 2015 decreased by 9.7%, or Ps.15.1 billion, from 2014. Operating margin (operating income as a percentage of operating revenues) for 2015 was 15.8%, compared to 18.4% for 2014. Excluding the effects of consolidating Telekom Austria, operating income for 2015 decreased by 13.1% and operating margin decreased by 2.7%, due principally to higher subscriber acquisition costs, network maintenance and customer service, as well as the growth of lower-margin businesses, such as TracFone Wireless, Inc. (“TracFone”), and greater depreciation and amortization charges.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2015 increased by Ps.1.9 billion, or 7.7%, over 2014, or 3.4% excluding the effects of consolidating Telekom Austria, attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, and an increase in our net debt.

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

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The changes in valuation of derivatives, interest cost from labor obligations and other financial items, net, represented a gain of Ps.21.5 billion for 2015, compared to a loss of Ps.10.2 billion for 2014. The net gain in 2015 principally related to market value gain on derivatives positions we used to offset exchange rate risk on our dollar-denominated indebtedness and recognition of gain when the accounting for our investment in KPN changed from the equity method to securities available-for-sale.

Equity Interest in Net Losses of Associated Companies—Our share of the net losses of associated companies accounted for under the equity method was Ps.1.4 billion in 2015 and Ps.6.1 billion in 2014. Our results from equity-method investees for 2015 principally reflect our interest in KPN through June 2015 and our equity interest in Telekom Austria for the first six months of 2014.

Income Tax—Our income tax expenses for 2015 decreased by 51.7% over 2014. This was principally due to increases in our deductible net foreign currency exchange losses as a result of the depreciation of the Mexican peso against the currencies in which a portion of our debt is denominated.

Our effective corporate income tax rate as a percentage of profit before income tax was 34.2% for 2015, compared to 45.5% for 2014. This rate differed from the Mexican statutory rate of 30.0% and changed year over year principally as a result of a decrease in both pre-tax income and the equity interest in net loss of associated companies between periods, and the gain on derecognition of the equity method investment in KPN in 2015.

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

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador, Puerto Rico, Panama and El Salvador.

Operating and Financial Review and Prospects

	Mexican pesos per foreign currency unit (average for the period)
	2014	% Change	2015	% Change	2016
Brazilian real	5.6574	(15.0)	4.8068	12.1	5.3868
Colombian peso	0.0067	(13.4)	0.0058	5.3	0.0061
Argentine peso	1.6406	4.5	1.7152	(26.4)	1.2632
U.S. dollar	13.2969	19.2	15.8504	17.7	18.6529
Euro	17.6507	(1.5)	17.3886	18.7	20.6334

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	Year ended December 31, 2016
	Operating revenues			Operating income
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	203,567	20.9%	Ps.	48,220	44.0%
Mexico Fixed		102,216	10.5		12,276	11.2
Brazil		197,357	20.2		6,325	5.8
Colombia		67,589	6.9		11,210	10.2
Southern Cone		72,330	7.4		8,317	7.6
Andean Region		56,131	5.8		6,087	5.6
Central America		42,421	4.3		3,831	3.5
United States		140,856	14.4		1,221	1.1
Caribbean		36,498	3.7		6,143	5.6
Europe		86,979	8.9		5,389	4.9
Eliminations		(30,532)	(3.0)		591	0.5
Total	Ps.	975,412	100.0%	Ps.	109,610	100.0%

	Year ended December 31, 2015
	Operating revenues			Operating income
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)
Mexico Wireless	Ps.	204,825	22.9%	Ps.	70,726	50.0%
Mexico Fixed		101,078	11.3		15,947	11.3
Brazil		178,174	19.9		10,879	7.7
Colombia		66,137	7.4		13,362	9.4
Southern Cone		68,948	7.7		9,185	6.5
Andean Region		51,959	5.8		7,853	5.6
Central America		34,752	3.9		1,750	1.2
United States		110,654	12.4		1,294	0.9
Caribbean		29,658	3.3		3,891	2.8
Europe		72,681	8.1		6,205	4.4
Eliminations		(25,128)	(2.7)		321	0.2
Total	Ps.	893,738	100.0%	Ps.	141,413	100.0%

Operating and Financial Review and Prospects

	Year ended December 31, 2014
	Operating revenues			Operating income (loss)
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income (loss))
Mexico Wireless	Ps.	195,710	23.1%	Ps.	73,462	46.9%
Mexico Fixed		107,518	12.7		22,284	14.3
Brazil		204,647	24.1		12,669	8.1
Colombia		75,992	9.0		17,669	11.3
Southern Cone		56,532	6.7		6,593	4.2
Andean Region		47,802	5.6		12,132	7.7
Central America		27,023	3.2		(212)	(0.1)
United States		91,097	10.7		1,520	1.0
Caribbean		25,842	3.0		4,923	3.1
Europe		37,710	4.4		5,229	3.3
Eliminations		(21,293)	(2.5)		285	0.2
Total	Ps.	848,580	100.0%	Ps.	156,554	100.0%

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments, first by comparing results for 2016 and 2015 and then by comparing results for 2015 and 2014. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 22 to our audited consolidated financial statements, which is prepared in accordance with IFRS. Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

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

Operating and Financial Review and Prospects

2016 COMPARED TO 2015

Mexico Wireless

The number of net prepaid wireless subscribers for 2016 decreased by 2.5% over 2015, and the number of net postpaid wireless subscribers decreased by 7.0%, resulting in a decrease in the total net number of wireless subscribers in Mexico of 1.0%, or 74 thousand, to approximately 73 million as of December 31, 2016.

Segment operating revenues for 2016 decreased by 0.6% over 2015. Adjusted segment operating revenues for 2016 decreased by 3.2% over 2015. This decrease was principally due to a decrease in wireless voice revenues by 37.9% in 2016 over 2015, reflecting a reduction in the average wireless rates per user. The decrease in segment operating revenues was partially offset by an increase in wireless data revenues of 0.8% in 2016 over 2015, principally due to the increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

Segment operating income for 2016 decreased by 31.8% over 2015. Adjusted segment operating income for 2016 decreased by 29.3% over 2015. Segment operating margin was 23.7% in 2016, as compared to 34.5% in 2015. Adjusted segment operating margin for this segment was 28.9% in 2016 and 39.5% in 2015. The decrease in operating margin in 2016 was due principally to higher costs related to mobile site infrastructure rentals, interconnection and other Dollar-denominated costs, such as roaming charges and licensing fees.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2016 increased by 0.1% over 2015, and the number of broadband RGUs in Mexico increased by 4.9%, resulting in an increase in total fixed RGUs in Mexico of 2.0% to approximately 22.2 million as of December 31, 2016 over 2015.

Segment operating revenues for 2016 increased by 1.1% over 2015. Adjusted segment operating revenues for 2016 decreased by 0.3% over 2015. This decrease was principally due to a fall in fixed voice revenues of 10.9% in 2016 over 2015, reflecting RGU disconnections and a fall in long-distance calls. The decrease in segment operating revenues was partially offset by an increase in fixed data revenues of 3.2% in 2016 over 2015, principally due to higher revenues from broadband and corporate network services.

Segment operating income for 2016 decreased by 23.0% over 2015. Adjusted segment operating income for 2016 decreased by 38.5% over 2015. Segment operating margin was 12.0% in 2016 and 15.8% in 2015. Adjusted segment operating margin for this segment was 8.3% in 2016 and 13.4% in 2015. The decrease in the segment operating margin for 2016 was principally due to increases in costs associated with customer service and service quality improvements as well as network maintenance.

Operating and Financial Review and Prospects

Brazil

The number of net prepaid wireless subscribers for 2016 decreased by 15.1% over 2015, and the number of net postpaid wireless subscribers increased by 10.0%, resulting in a decrease in the total net number of wireless subscribers in Brazil of 8.8%, or 5.8 million over 2015, to approximately 60.2 million as of December 31, 2016. The number of fixed voice RGUs for 2016 decreased by 2.9% over 2015, the number of broadband RGUs increased by 5.4%, and the number of Pay TV RGUs increased by 0.1%, resulting in an increase in total fixed RGUs in Brazil of 0.2% to approximately 36.7 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 10.8% over 2015. Adjusted segment operating revenues for 2016 decreased by 1.1% over 2015. This decrease in segment operating revenues was principally due to a fall in wireless data, wireless voice and fixed voice revenues of 4.9%, 11.6% and 6.1%, respectively, in 2016 over 2015, driven by RGU disconnections and lower traffic reflecting lower disposable income caused by an overall economic downturn in the country. The decrease in wireless and fixed voice revenues was also affected by a 30.0% reduction in interconnection revenues. The decrease in segment operating revenues was partially offset by higher fixed data and Pay TV revenues of 10.3% and 3.6%, respectively, in 2016 over 2015. Fixed data revenues increased principally due to an increase in broadband RGUs and corporate network services, and Pay TV revenues increased as a result of an increase in the purchase of additional services, such as video-on-demand and bundled packages.

Segment operating income for 2016 decreased by 41.9% over 2015. Adjusted segment operating income for 2016 decreased by 54.1% over 2015. Segment operating margin was 3.2% in 2016 and 6.1% in 2015. Adjusted segment operating margin was 2.3% in 2016 and 4.9% in 2015. The decrease in segment operating margin for 2016 was principally due to higher marketing, subscriber acquisition and customer service costs related to the ongoing integration of our three Brazilian subsidiaries as well as the reduction in the estimated useful life of television set-up boxes from five years to three years.

Colombia

In 2016, the number of net prepaid wireless subscribers decreased by 2.3%, and the number of net postpaid wireless subscribers increased by 8.6%, resulting in a decrease in the total net number of wireless subscribers in Colombia of 0.1%, or 19 thousand, to approximately 29 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 12.1%, the number of broadband RGUs increased by 11.3% and the number of Pay TV RGUs increased by 4.0%, resulting in an increase in total fixed RGUs in Colombia of 8.7% to approximately 6.3 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 2.2% over 2015. Adjusted operating revenues for 2016 decreased by 3.1% over 2015. This decrease was principally due to a reduction of 26.7% in wireless voice revenues, driven by more competitive commercial offerings in response to pricing pressure from competitors. The decrease was partially offset by increases in fixed data revenues, wireless data revenues, fixed voice revenues and Pay TV revenues, which increased by 9.7%, 18.3%, 15.0% and 17.0%, respectively, in 2016, principally due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services.

Segment operating income for 2016 decreased by 16.1% over 2015. Adjusted segment operating income for 2016 decreased by 16.7% over 2015. Segment operating margin was 16.6% in 2016 and 20.2% in 2015.

Operating and Financial Review and Prospects

Adjusted segment operating margin was 20.5% in 2016 and 23.8% in 2015. The decrease in segment operating margin for 2016 was driven by higher costs related to infrastructure rentals, content licensing, maintenance of our networks and an increase in bad debt expense.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

In 2016, the number of net prepaid wireless subscribers increased by 5.6%, and the number of net postpaid wireless subscribers increased by 1.3%, resulting in an increase in the total net number of wireless subscribers in our Southern Cone segment of 4.1%, or 1.2 million, to approximately 30.4 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 5.7%, the number of broadband RGUs increased by 14.9%, and the number of Pay TV RGUs increased by 2.8%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 6.8% to approximately 1.9 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 4.9% over 2015, reflecting an aggregate increase of 0.2% in Argentina, Paraguay and Uruguay and an increase of 16.1% in Chile. Adjusted segment operating revenues for 2016 increased by 23.9% over 2015, reflecting an aggregate increase of 32.1% in Argentina, Paraguay and Uruguay and an increase of 1.6% in Chile. The increase in operating revenues primarily reflects higher inflation rates in Argentina. It was also driven by higher data usage, such as wireless data, purchased in bundled service packages in Argentina and Chile. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2016 decreased by 9.5% over 2015, reflecting a decrease in operating income of 7.9% in Argentina, Paraguay and Uruguay and a decrease in operating loss of 2.3% in Chile. Adjusted segment operating income for 2016 increased by 40.7% over 2015, reflecting an increase in adjusted operating income of 25.7% in Argentina, Paraguay and Uruguay and a decrease in adjusted operating loss by 13.5% in Chile.

Segment operating margin was 11.5% in 2016 and 13.3% in 2015. This decrease reflects a negative operating margin of 18.0% in Chile, partially offset by an aggregate positive operating margin of 26.0% in Argentina, Paraguay and Uruguay. Adjusted segment operating margin was 17.0% in 2016, compared to 15.0% in 2015, and reflects a higher margin in Chile, as a result of our cost-saving program, partially offset by a lower margin in Argentina, caused by an increase in the costs of handsets and the full year amortization of our license, purchased in 2015.

Andean Region—Ecuador and Peru

In 2016, the number of net prepaid wireless subscribers increased by 0.6%, and the number of net postpaid wireless subscribers decreased by 0.5%, resulting in an increase in the total net number of wireless subscribers in our Andean Region segment of 0.3%, or 58 thousand, to approximately 20.8 million as of December 31, 2016. In 2016, the number of fixed voice RGUs decreased by 0.2%, the number of broadband RGUs increased by 17.8% and the number of Pay TV RGUs increased by 0.7%, resulting in an increase in total fixed RGUs in our Andean Region segment of 5.4% to approximately 1.8 million as of December 31, 2016.

Operating and Financial Review and Prospects

Segment operating revenues for 2016 increased by 8.0% over 2015, reflecting operating revenue increases of 5.5% in Ecuador and 10.2% in Peru. Adjusted segment operating revenues for 2016 decreased by 5.5%, reflecting a decrease of 10.3% in Ecuador and a decrease of 0.9% in Peru. This decrease in operating revenues reflects a decrease in revenues from our wireless and fixed voice operations, driven by an increase in tax obligations in Ecuador and aggressive price reductions in Peru, which were partially offset by higher revenues from wireless data and higher revenues from fixed data, especially broadband and corporate data services.

Segment operating income for 2016 decreased by 22.5% over 2015, reflecting an increase in operating income of 24.5% in Ecuador and a decrease of 68.3% in Peru. Adjusted segment operating income for 2016 decreased by 24.2%, reflecting an increase of 5.8% in Ecuador and a decrease of 70.9% in Peru. Segment operating margin was 10.8% in 2016, reflecting operating margins of 27.5% in Ecuador and 4.2% in Peru, and was 15.1% in 2015. Adjusted segment operating margin was 15.1% in 2016, reflecting adjusted operating margins of 27.5% in Ecuador and 4.2% in Peru, and was 18.8% in 2015. The results of operations were impacted in 2016 by increases in customer service, marketing and sales costs, as well as direct taxes in Ecuador, and higher interconnection costs and postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

In 2016, the number of net prepaid wireless subscribers decreased by 2.0%, and the number of net postpaid wireless subscribers increased by 1.5%, resulting in a decrease in the total net number of wireless subscribers in our Central America segment of 1.5%, or approximately 231 thousand, to approximately 15.1 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 0.4%, the number of broadband RGUs increased by 19.1% and the number of Pay TV RGUs increased by 3.0%, resulting in an increase in total fixed RGUs in our Central America segment of 8.9% to approximately 5.3 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 22.1% over 2015. Adjusted segment operating revenues for 2016 increased by 3.9% over 2015. This increase in segment operating revenues was driven principally by higher wireless data, fixed data and Pay TV revenues in Central America, which was partially offset by decreases in wireless voice and fixed voice in Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica and decreases in wireless voice and Pay TV in Panama. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Segment operating income and adjusted segment operating income increased by approximately ten times in 2016 over 2015. Segment operating margin was 9.0% for 2016 and 5.0% for 2015. Adjusted segment operating margin was 9.6% for 2016 and 5.4% in 2015. The results of operations in the segment in 2016 were impacted by lower costs related to maintenance, customer service and customer acquisition.

Operating and Financial Review and Prospects

Caribbean—Dominican Republic and Puerto Rico

In 2016, the number of net prepaid wireless subscribers increased by 2.2%, and the number of net postpaid wireless subscribers increased by 6.7%, resulting in an increase in the total net number of wireless subscribers in our Caribbean segment of 3.6%, or approximately 192 thousand, to approximately 5.4 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 2.8%, the number of broadband RGUs increased by 8.3% and the number of Pay TV RGUs increased 14.2%, resulting in an increase in total fixed RGUs in our Caribbean segment of 6.0% to approximately 2.7 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 23.1% over 2015. Adjusted segment operating revenues for 2016 increased by 0.1% over 2015. This increase in operating revenues was principally due to an increase in segment wireless data revenues and an increase in Pay TV revenues in the Dominican Republic, which was partially offset by lower revenues from wireless and fixed-voice services in Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico, and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2016 increased by 57.9% over 2015. Adjusted segment operating income for 2016 increased by 0.9% over 2015. Segment operating margin was 16.8% in 2016 and 13.1% in 2015. Adjusted segment operating margin was 17.2% in 2016 and 17.1% in 2015. This increase in segment operating income and operating margin for 2016 resulted from our cost-savings programs, which was partially offset by increased expenses in connection with our pension obligations in Puerto Rico.

United States

In 2016, the number of net prepaid wireless subscribers increased by 1.6%, or approximately 401 thousand, to approximately 26.1 million total net wireless subscribers in the United States as of December 31, 2016.

Segment operating revenues for 2016 increased by 27.3% over 2015. Adjusted segment operating revenues for 2016 increased by 7.9% over 2015. This increase in operating revenues reflects higher wireless voice and data usage and revenues driven by the success of existing unlimited data plans, principally those offered by Straight Talk.

Segment operating income for 2016 decreased by 5.6% over 2015. Adjusted segment operating income for 2016 increased by 4.2% over 2015. Segment operating margin was 0.9% in 2016 and 1.2% in 2015. Adjusted segment operating margin was 7.6% in 2016 and 7.8% in 2015. This decrease in segment operating margin for 2016 was principally due to increased payments to third-party network operators for voice and data, as a result of higher usage of unlimited plans.

Europe

In 2016, the number of net prepaid wireless subscribers decreased by 4.3%, and the number of net postpaid wireless subscribers increased by 1.7%, resulting in a decrease in the total net number of wireless subscribers in our Europe segment of approximately 3 thousand to approximately 20.7 million as of December 31, 2016. In 2016, the number of fixed voice RGUs decreased by 3.5%, the number of broadband RGUs increased by 5.9% and the number of Pay TV RGUs increased by 18.3%, resulting in an increase in total fixed RGUs in our Europe segment of 4.6% to approximately 5.9 million as of December 31, 2016.

Operating and Financial Review and Prospects

Segment operating revenues for 2016 increased by 19.7% over 2015. Adjusted segment operating revenues for 2016 increased by 2.1% over 2015. This increase in operating revenues was principally due to higher revenues in wireless and fixed data, driven by our acquisitions in Macedonia, Bulgaria and Slovenia during the second half of 2015, which were partially offset by lower revenues from wireless and fixed voice services following recent regulations in Austria blocking roaming charges. We analyze segment results in euros because it is the functional currency in our operations in Europe.

Segment operating income for 2016 decreased by 13.2% over 2015. Adjusted segment operating income for 2016 decreased by 24.4% over 2015. Segment operating margin was 6.2% in 2016 and 8.5% in 2015. Adjusted segment operating margin was 6.2% in 2016 and 8.4% in 2015. The decrease in segment operating income and operating margin for 2016 reflects increases in costs related to advertising and subscriber acquisition and a non-cash revisions for future pension liabilities in Austria.

2015 COMPARED TO 2014

Mexico Wireless

The number of net prepaid wireless subscribers for 2015 increased by 1.6% over 2014, and the number of net postpaid wireless subscribers increased by 12.8%, resulting in an increase in the total net number of wireless subscribers in Mexico of 3.1%, or 2.2 million, to approximately 73.7 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 4.7% over 2014. Adjusted segment operating revenues for 2015 increased by 2.4% over 2014. This increase was primarily due to an increase in value-added services revenues. Wireless voice revenues for 2015 decreased by 17.4% over 2014, reflecting primarily the effect from the elimination of domestic roaming charges and termination charges. Wireless data revenues increased by 7.9% in 2015, primarily due to the increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

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

Segment operating revenues for 2015 decreased by 6.0% over 2014. Adjusted segment operating revenues for 2015 decreased by 4.9% over 2014. This decrease was primarily due to the elimination of charges for domestic long-distance calls in January 2015. Fixed voice revenues for 2015 decreased by 18.8% over 2014,

Operating and Financial Review and Prospects

reflecting reductions in the overall number of fixed-lines, national and international long-distance rates and usage. Fixed data revenues for 2015 increased by 5.4% over 2014, reflecting an increase in revenues from broadband and corporate network services.

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

Brazil

The number of net prepaid wireless subscribers for 2015 decreased by 11.0% over 2014, and the number of net postpaid wireless subscribers increased by 6.4%, resulting in a decrease in the total net number of wireless subscribers in Brazil of 7.2%, or 5.1 million over 2014, to approximately 66.0 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 3.2%, the number of broadband RGUs increased by 7.7%, and the number of Pay TV RGUs decreased by 2.7%, resulting in an increase in total fixed RGUs in Brazil of 1.5% to approximately 36.6 million as of December 31, 2015.

Segment operating revenues for 2015 decreased by 12.9% over 2014. Adjusted segment operating revenues for 2015 increased by 1.8% over 2014. This increase was primarily due to higher wireless and fixed data as well as Pay TV revenues. Wireless data revenues for 2015 increased by 23.2% and fixed data revenues for 2015 increased by 9.6%, principally due to higher customer usages of media and content-downloading data and of value-added services, such as SMS messaging and web browsing, as well as, in the case of fixed data, an increase in the fixed RGU base. Pay TV revenues for 2015 increased by 7.3% as a result of an increase in the purchase of additional services, such as video-on-demand and bundled packages. Wireless and fixed voice revenues decreased by 18.4% and 7.4%, respectively, in 2015 over 2014. The principal factors underlying the decrease in revenues were the reduction of interconnection rates and reduced long-distance and fixed-to-mobile charges. The decrease in fixed voice revenues is primarily attributable to decreases in revenues from local services and the reduction of interconnection rates and domestic long-distance calls.

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

Segment operating margin was 13.3% in 2015 and 11.7% in 2014. This increase reflects an operating margin of 28.2% in Argentina, Paraguay and Uruguay, which was partially offset by a negative operating margin of 21.4% in Chile. Adjusted segment operating margin was 15.0% in 2015, compared to 13.2% in 2014, and reflects an adjusted operating margin of 28.1% in Argentina, Paraguay and Uruguay, partially offset by a negative operating margin of 21.4% in Chile. Results of operations in this segment during 2015 are partially explained by cost efficiencies related to maintenance, commercial leases for customer services centers, stores and mobile sites.

Operating and Financial Review and Prospects

Andean Region—Ecuador and Peru

In 2015, the number of net prepaid wireless subscribers decreased by 21.0%, and the number of net postpaid wireless subscribers increased by 3.7%, resulting in a decrease in the total net number of wireless subscribers in our Andean Region segment of 14.5%, or 3.5 million, to approximately 20.7 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 7.7%, the number of broadband RGUs increased by 19.8%, and the number of Pay TV RGUs increased by 1.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 9.6% to approximately 1.7 million as of December 31, 2015.

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

Segment operating income and adjusted segment operating income increased by approximately ten times in 2015 over 2014. Segment operating margin was 5.0% for 2015, compared to a negative operating margin of 0.8% for 2014. Adjusted segment operating margin was 5.4% for 2015, compared to a negative operating

Operating and Financial Review and Prospects

margin of 0.6% for 2014. Results of operations in all countries in the segment in 2015 were impacted by the increase in operating income, lower maintenance, customer service and acquisition costs associated with increasing our network capacity, quality and coverage in each country.

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

Operating and Financial Review and Prospects

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

Segment operating income for 2015 was Ps.6.2 billion. Segment operating margin and adjusted segment operating margin for 2015 were 8.5% and 13.9%, respectively. We began consolidating Telekom Austria in July 2014.

Operating and Financial Review and Prospects

LIQUIDITY AND CAPITAL RESOURCES

Funding Requirements

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.235.8 billion in 2016 compared to Ps.163.7 billion in 2015. Our cash and cash equivalents amounted to Ps.23.2 billion at December 31, 2016 compared to Ps.45.2 billion at December 31, 2015. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.155.0 billion in 2016, Ps.151.6 billion in 2015 and Ps.145.6 billion in 2014. The amount of these capital expenditures varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum. We have budgeted capital expenditures for 2017 of approximately U.S.$6.6 billion (Ps.137.1 billion).

•	In some years, we have made substantial expenditures on acquisitions.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2016, we had approximately Ps.82.6 billion of principal and amortization due in 2017.

•	We pay regular dividends. We paid Ps.13.8 billion in dividends in 2016 and Ps.37.4 billion in 2015. Our shareholders approved on April 5, 2017 the payment of a Ps.0.30 ordinary dividend per share in two installments in 2017. Shareholders entitled to the dividend will have an option to receive it in cash, as L Shares or a combination thereof. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•	We regularly repurchase our own shares. We spent Ps.7.0 billion repurchasing our own shares in the open market in 2016 and Ps.34.4 billion in 2015. Our shareholders have authorized additional repurchases, and as of March 31, 2017, we have spent Ps.0.3 billion repurchasing our shares in the open market in 2017, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

Off-balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

Operating and Financial Review and Prospects

Contractual Obligations

The following table summarizes certain contractual obligations as of December 31, 2016. Many of our obligations are denominated in currencies other than Mexican pesos, and in particular our purchase obligations and approximately 31.2% of our debt are denominated in U.S. dollars. The table does not include accounts payable, pension liabilities, interest payments or payments under derivatives contracts. See Note 16 to our consolidated financial statements.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of Mexican pesos)
Contractual obligations as of December 31, 2016:
Equipment leases, real estate leases and mobile site rentals	Ps.	99,282	Ps.	13,027	Ps.	23,513	Ps.	20,673	Ps.	42,069
Short-term debt		82,607		82,607		—		—		—
Long-term debt		625,194		—		201,572		150,297		273,325
Purchase obligations		113,303		24,388		89,915		—		—
Total	Ps.	920,386	Ps.	120,022	Ps.	314,000	Ps.	170,970	Ps.	315,394

Other than the amounts in the table above, we had no other outstanding material purchase commitments as of December 31, 2016. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

Borrowings

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2016 was Ps.707.8 billion, of which Ps.82.6 billion was short-term debt (including the current portion of long-term debt), compared to Ps.683.2 billion as of December 31, 2015.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities or other short-term investments. As of December 31, 2016, we had net debt of Ps.629.7 billion, compared to Ps.581.7 billion as of December 31, 2015, which represented an increase of Ps.48 billion in net debt. This increase principally reflects the devaluation of the Mexican peso against the currencies in which a portion of our debt is denominated, partially offset by the repayment in 2016 of our debt obligations as they matured by the equivalent of Ps.70.1 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 87.6% of our indebtedness at December 31, 2016 was denominated in currencies other than Mexican pesos (approximately 35.6% of such non-Mexican peso debt in U.S. dollars and 64.4% in other currencies), and approximately 2.1% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 39.0% of our total debt as of December 31, 2016 was denominated in U.S. dollars.

Operating and Financial Review and Prospects

The weighted average cost of all our third-party debt at December 31, 2016 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.2% per annum.

Our major categories of indebtedness at December 31, 2016 are summarized in the table below. The amounts are based on book values in our financial statements under IFRS and may differ from the principal amount. See also Note 14 to our consolidated financial statements.

Debt
(millions of Mexican pesos)
Denominated in U.S. dollars:
Bank loans	Ps.	14,930
5.625% Notes due 2017		12,089
5.000% Senior Notes due 2019		15,549
5.500% Senior Notes due 2019		7,824
5.000% Senior Notes due 2020		44,050
3.125% Senior Notes due 2022		33,170
6.375% Notes due 2035		20,344
6.125% Notes due 2037		7,654
6.125% Senior Notes due 2040		41,463
4.375% Senior Notes due 2042		23,841
Total	Ps.	220,914
Denominated in Mexican pesos:
Bank loans	Ps.	15,111
Domestic senior notes (certificados bursátiles)		21,044
6.000% Senior Notes due 2019		10,000
6.45% Senior Notes due 2022		22,500
7.125% Senior Notes due 2024		11,000
8.46% Senior Notes due 2036		7,872
Total	Ps.	87,527
Denominated in euro:
Bank loans	Ps.	491
3.75% Senior Notes due 2017		21,803
4.25% Senior Notes due 2017		10,962
1.00% Senior Notes due 2018		13,082
4.125% Senior Notes due 2019		21,803
0.00% Exchangeable Bonds due 2020		61,961
3.00% Senior Notes due 2021		21,803
3.125% Senior Notes due 2021		17,399
4.75% Senior Notes due 2022		16,352
4.00% Senior Notes due 2022		18,068
3.259% Senior Notes due 2023		16,352
3.50% Senior Notes due 2023		7,048
1.50% Senior Notes due 2024		18,533
1.50% Senior Notes due 2026		10,902
2.125% Senior Notes due 2028		14,172
Euro NC5 (Euro Series A) Capital Securities due 2073		19,623
Euro NC10 (Euro Series B) Capital Securities due 2073		11,992
Total	Ps.	302,346

Operating and Financial Review and Prospects

Debt
(millions of Mexican pesos)
Denominated in pounds sterling:
5.000% Senior Notes due 2026	Ps.	12,791
5.750% Senior Notes due 2030		16,629
4.948% Senior Notes due 2033		7,675
4.375% Senior Notes due 2041		19,187
GBP NC7 Capital Securities due 2073		14,070
Total	Ps.	70,352
Denominated in Swiss francs:
2.000% Senior Notes due 2017	Ps.	5,493
1.125% Senior Notes due 2018		11,190
Total	Ps.	16,683
Denominated in Japanese yen	Ps.	2,307
Denominated in Chilean pesos		4,206
Denominated in Brazilian reals		3,467
Total debt	Ps.	707,801
Less short-term debt and current portion of long-term debt		(82,607)
Total long-term debt	Ps.	625,194
Equity:
Capital stock	Ps.	96,338
Total retained earnings		157,715
Other comprehensive income (loss) items		45,138
Non-controlling interest		62,109
Total Equity	Ps.	271,024
Total capitalization (total long-term debt plus equity)	Ps.	896,218

Operating and Financial Review and Prospects

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2017 through 2037. Some bear interest at fixed rates, and others at variable rates based on TIIE (a Mexican interbank rate).

•	Global peso notes program. The Global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

•	International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pounds sterling and euros. We have also issued debt securities in the local markets in Switzerland and Japan.

•	Hybrid notes. In September 2013, we issued three series of Capital Securities maturing in 2073: two series denominated in euros and totaling €1,450 million, and one series denominated in pounds sterling in the amount of £550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

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

Both our and Telekom Austria’s hybrid notes are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit).

•

Bank loans. At December 31, 2016, we had approximately Ps.33.9 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated facilities—one for U.S.$2.5 billion expiring in 2019 and one for the Euro equivalent of U.S.$2.0 billion (the “Euro Facility”) expiring in May 2021. Loans under the facilities bear interest at variable rates based on LIBOR and EURIBOR, respectively. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil, or to sell substantially all of our assets. In addition, the Dollar and Euro

Operating and Financial Review and Prospects

Facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria also has a revolving syndicated facility for €1.0 billion (the “TKA Facility”) expiring in 2019. The TKA Facility bears interest at EURIBOR plus 0.375% and includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduced our share ownership in, Telekom Austria.

•	KPN’s Mandatory Exchangeable Bonds. In September 2015, we issued €750 million principal amount of our mandatory exchangeable bonds. These may be settled in cash, at our option, or exchanged into ordinary shares of KPN. The interest rate on the bonds is 5.5% per year, payable quarterly in arrears, in addition to additional interest corresponding to 85% of the gross cash dividends and distributions received by holders of the underlying KPN shares. The reference exchange price of the underlying shares was set at €3.33 per share and capped at a maximum of €4.25 per share. We have placed 224.7 million KPN ordinary shares in an irrevocable trust in favor of the bonds’ trustee to cover the exchange at the bonds’ maturity. As a result, we have derecognized a portion of our investment in KPN corresponding to those shares placed in the trust and do not recognize the bonds within our long-term obligations.

•	Options involving KPN and TKA shares. The Company has entered into certain option contracts related to shares that are or have been a strategic investment for the Company. These options include a sale of call options related to our KPN shares with a five-year exercise period and the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See Note 7 to our audited consolidated financial statements.

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2016, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.613.2 billion (U.S.$29.6 billion) excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2016, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.94.6 billion (U.S.$4.6 billion).

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

As of December 31, 2016, we had derivatives positions with an aggregate net fair value loss of Ps.16.7 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information see Note 2 x) to our audited consolidated financial statements.

Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (i) we used different estimates that we could reasonably have used or (ii) in the future, we change our estimates in response to changes that are reasonably likely to occur.

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

Fair Value of Financial Assets and Liabilities

We have substantial financial assets and liabilities that we recognize at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions we use to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents, trade receivables, trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their market price quotations, without any deduction for transaction costs, for financial instruments such as available for sale marketable securities and certain debt instruments on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of our financial assets and liabilities could materially impact our reported financial results.

The Company maintains investments in available-for-sale securities that are valued at market prices obtained from the stock exchange where these shares are listed. At each reporting date, the Company evaluates whether an impairment exists on its available-for-sale securities. This analysis first involves an evaluation of the objective measures of impairment as described in IAS 39. The Company will then evaluate whether the loss recognized in other comprehensive income on its available for sale securities is either prolonged or significant. As of December 31, 2016, the Company has not observed an objective measure of impairment on its available-for-sale securities, nor have unrealized losses on its available-for-sale securities been considered either significant or prolonged.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2016 to Ps.127.7 billion, or 14.7% of our operating costs and expenses. See Note 10 to our audited consolidated financial statements.

Operating and Financial Review and Prospects

We currently depreciate most of our property, plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments, which would result in higher depreciation expense.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to recognize an impairment to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in lower or no impairment charges, higher net income and higher asset values. See Note 2 y.4) to our audited consolidated financial statements.

Deferred Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess, in the course of our tax planning procedures, the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on

Operating and Financial Review and Prospects

estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or if we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record deferred tax assets based on the amount that we believe is more likely than not to be realized. In assessing the future realization of deferred tax assets, we consider future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or the extent of our ability to utilize the tax benefits of net operating loss carry forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income.

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

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and assumptions for post-retirement pension and termination benefits in accordance with IFRS.

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

Operating and Financial Review and Prospects

Allowance for Bad Debts

We maintain an allowance for bad debts for estimated losses resulting from the failure of customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates, we take into account (i) with respect to accounts with customers, the number of days since the calls were made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with operators, both the number of days since the calls were made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

Competition can lead us to increase advertising and promotional spending and to reduce prices for services and handsets. These developments may lead to lower operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect by reducing our profit margins. See “Regulation” under Part VI, “Legal Proceedings” under Part VII and Note 16 to our audited consolidated financial statements included in this annual report.

Risk Factors

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, over the last four years, Mexico developed a new legal framework that aims to promote competition and investment in the telecommunications sector by imposing asymmetric regulation upon economic agents deemed “preponderant.” In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

Our failure to meet or maintain quality of service goals and standards could result in fines and other adverse consequences

The terms of the concessions under which our subsidiaries operate require them to meet certain service quality goals, including, for example, minimum call completion rates, maximum busy circuits rates, operator availability and responsiveness to repair requests. Failure to meet service quality obligations in the past has resulted in the imposition of material fines by regulatory entities. We are also subject to and may be subject to additional claims by customers, including class actions, seeking remedies for service problems. Our ability to comply with these obligations in the future may be affected by factors beyond our control and, accordingly, we cannot assure that we will be able to comply with them.

Dominant and related carrier regulations could adversely affect our business by limiting our ability to pursue competitive and profitable strategies

Our regulators are authorized to impose specific requirements as to rates (including termination rates), quality of service, access to active or passive infrastructure and information, among other matters, on operators that are determined to have substantial market power in a specific market. We cannot predict what steps regulatory authorities might take in response to determinations regarding substantial market power in the countries in which we operate. However, adverse determinations against our subsidiaries could result in material restrictions on our operations. We may also face additional regulatory restrictions and scrutiny as a result of our provision of combined services.

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

Changes in the regulatory framework for telecommunications services in Mexico may have a material adverse effect on our business and results of operations

The Mexican legal framework for the regulation of telecommunications and broadcasting services has changed, beginning with constitutional amendments in 2013, implementing legislation in 2014, and the establishment in 2014 of a new regulator, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”). The IFT determined in 2014 that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and based on this determination the IFT has imposed extensive asymmetric

Risk Factors

regulations on our Mexican fixed-line and wireless businesses. The asymmetric regulations took effect in 2015 and were amended in 2017, when the IFT added new requirements, including the functional separation of certain assets used to provide local loop unbundling services. For further information, see “Regulation” under Part III of this annual report. The IFT measures have adversely affected the results of our Mexican operations, and we expect that those effects will continue, but their long-term impact remains uncertain.

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

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from five to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied and how reversion provisions would be interpreted in practice.

Risk Factors

In addition, the regulatory authorities in the jurisdictions in which we operate can revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. See “Regulation” under Part VI of this annual report.

We continue to look for acquisition opportunities, and any future acquisitions and related financing could have a material effect on our business, results of operations and financial condition

We continue to look for investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. Any future acquisitions, and related financing and acquired indebtedness, could have a material effect on our business, results of operations and financial condition, but we cannot provide assurances that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that, if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Part VI and in Note 16 to our audited consolidated financial statements included in this annual report.

We are contesting significant tax assessments

We and some of our subsidiaries have been notified of tax assessments for significant amounts by the tax authorities of the countries in which we operate, especially in Brazil, Mexico and Ecuador. The tax assessments relate to, among other things, alleged improper deductions and underpayments. We are contesting these tax assessments in several administrative and legal proceedings, and our challenges are at various stages. If determined adversely to us, these proceedings may have a material adverse effect on our business, results of operations, financial condition or prospects. In addition, in some jurisdictions, challenges to tax assessments require the posting of a bond or security for the contested amount, which may reduce our flexibility in operating our business. Our significant tax assessments are described in Note 16 to our audited consolidated financial statements included in this annual report.

Our failure to comply with anti-corruption, anti-bribery and anti-money laundering laws could harm our reputation, subject us to substantial fines and adversely affect our business

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

Risk Factors

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

Risk Factors

to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 3.9% for the year ended December 31, 2015 and 4.2% for the year ended December 31, 2016. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

Risk Factors

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY GENERALLY

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and changes in end-user needs and preferences. There is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed-line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others. We also provide content we receive from content producers and distributors, such as ringtones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and we outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or prevent us from selling certain products or services.

Risk Factors

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

Developments in the telecommunications sector have resulted, and may result, in substantial write-downs of the carrying value of certain of our assets

Where the circumstances require, we review the carrying value of each of our assets, subsidiaries and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets” under Part II of this annual report.

RISKS RELATING TO OUR CONTROLLING SHAREHOLDERS, CAPITAL STRUCTURE AND TRANSACTIONS WITH AFFILIATES

Members of one family may be deemed to control us

Based on reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, a member of our Board of Directors, together with his sons and daughters (together, the “Slim Family”), including his two sons, Carlos Slim Domit and Patrick Slim Domit, who serve as the Chairman and Vice Chairman of our Board of Directors, respectively, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. The interests of the Slim Family may diverge from the interests of our other investors.

We have significant transactions with affiliates

We engage in various transactions with Telesites, S.A.B. de C.V. (“Telesites”) and certain subsidiaries of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“Grupo Financiero Inbursa”), all which may be deemed for certain purposes to be under common control with América Móvil. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with related parties, sell investments to related parties and buy investments from related parties. For more information about our transactions with affiliates, see “Related Party Transactions” under Part IV of this annual report.

Risk Factors

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10.0% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer more than 10.0% of our capital stock without the approval of our Board of Directors.

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

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote, except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the Mexican Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the CNBV or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, which are subject to a shareholder vote in accordance with our bylaws.

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

Risk Factors

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

RISKS RELATING TO DEVELOPMENTS IN MEXICO AND OTHER COUNTRIES

Economic, political and social conditions in Latin America, the United States, the Caribbean and Europe may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

Risk Factors

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

Our business may be especially affected by conditions in Mexico and Brazil, two of our largest markets. In Mexico, for example, economic conditions are strongly impacted by those of the United States. Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and migration. Changes in U.S. policy could have an adverse effect on the Mexican economy. Additionally, in Brazil, our results of operations were adversely affected by weak economic conditions in Brazil in 2015 and 2016, and may be so affected again in the future.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2016, we reported net foreign exchange losses of Ps.40.4 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Risk Factors

Major devaluation or depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would interfere with or limit our ability to transfer funds between us and our subsidiaries

Major devaluation or depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reals into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. The Argentine peso has experienced significant devaluation over the last decade, and since the beginning of 2001 until President Mauricio Macri assumed office, the government has adopted restrictions on access to the foreign exchange market and the transfer of foreign currency outside Argentina, some of which are still in effect. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

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

PART IV: SHARE OWNERSHIP AND TRADING

Share Ownership and Trading

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2017.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(1)
L Shares (no par value)	44,559	67.7%	—
AA Shares (no par value)	20,635	31.4%	97.3%
A Shares (no par value)	583	0.9%	2.7%
Total	65,777	100.0%	100.0%

(1)	The AA Shares and A Shares of América Móvil, together, are entitled to elect a majority of our directors. Holders of L Shares are entitled to limited voting rights under our bylaws. See “Bylaws—Voting Rights” under this Part IV.

According to reports of beneficial ownership of our shares filed with the SEC, the Slim Family may be deemed to control us through their interests in a Mexican trust that holds AA Shares and L Shares for their benefit (the “Family Trust”), their interest in Inversora Carso, S.A. de C.V., including its subsidiary Control Empresarial de Capitales, S.A. de C.V. (CEC) and their direct ownership of our shares. See “Management—Directors” and “Management—Executive Committee” under Part V and “Related Party Transactions” under this Part IV of this annual report.

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2017. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under this Part IV and “Management Compensation—Share Ownership of Directors and Senior Management” under Part V of this annual report.

Share Ownership and Trading

Shareholder	Shares Owned (millions)	Percent of Class(1)
AA Shares:
Family Trust(2)	10,894	52.8%
Inversora Carso(3)	4,381	21.2%
Carlos Slim Helú	1,879	9.1%
L Shares:
Inversora Carso(3)	6,020	13.5%
Family Trust(2)	5,998	13.5%
Carlos Slim Helú	3,072	6.9%

(1)	Percentage figures are based on the number of shares outstanding as of March 31, 2017.
(2)	The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 17.2% and 21.5%, respectively, of each series. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of any class of our shares.
(3)	Formerly known as Inmobiliaria Carso. Includes shares owned by subsidiaries of Inversora Carso. Based on beneficial ownership reports filed with the SEC, Inversora Carso is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

As of March 31, 2017, 15.4% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 7,743 registered holders with addresses in the United States. As of such date, 33.2% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.8% of the A Share ADSs were held by 3,438 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

Notes 6 and 17 to our audited consolidated financial statements included in this annual report provides additional information about our related party transactions.

Share Ownership and Trading

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in Mexican pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Payment Date	Pesos per Share		Dollars per Share
November 14, 2016	Ps.	0.14	U.S.$	0.0068
July 15, 2016	Ps.	0.14	U.S.$	0.0076
November 13, 2015	Ps.	0.13	U.S.$	0.0078
September 25, 2015	Ps.	0.30	U.S.$	0.0177
July 17, 2015	Ps.	0.13	U.S.$	0.0082
November 14, 2014	Ps.	0.12	U.S.$	0.0082
July 18, 2014	Ps.	0.12	U.S.$	0.0082
November 15, 2013	Ps.	0.11	U.S.$	0.0084
July 19, 2013	Ps.	0.11	U.S.$	0.0084

For the November 2016 dividend, we offered shareholders an option to receive the dividend in cash, as Series L shares or a combination thereof. Holders of 50.3% of our outstanding shares elected to receive shares, resulting in delivery of 397,909,031 additional L shares.

On April 5, 2017, our shareholders approved a dividend of Ps.0.30 per share, payable in two equal installments in July and November 2017. Shareholders entitled to the dividend will have an option to receive it in cash, as Series L shares or a combination thereof.

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

Share Ownership and Trading

TRADING MARKETS

Our shares and ADSs are listed or quoted on the following markets:

L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (“Latibex”)—Madrid(1)
L Share ADSs	New York Stock Exchange—New York
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs	New York Stock Exchange—New York(2)

(1	) L Shares are in the process of being delisted from the Latibex. We expect the delisting process to be completed during the second quarter of 2017.
(2)	A Share ADSs were delisted from the NASDAQ and listed on the NYSE as of December 13, 2016.

Share Ownership and Trading

The following table sets forth reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the NYSE.

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(Mexican pesos per L Share)				(U.S. dollars per L Share ADS)
Annual highs and lows
2012	Ps.	18.35	Ps.	14.79	U.S.$	28.28	U.S.$	22.19
2013		16.19		11.60		25.62		18.47
2014		17.51		12.43		26.38		19.17
2015		16.44		11.96		23.58		14.06
2016		13.91		10.40		15.95		11.02
Quarterly highs and lows
2015:
First quarter	Ps.	16.37	Ps.	15.20	U.S.$	23.58	U.S.$	19.52
Second quarter		16.25		14.70		22.27		20.10
Third quarter		15.86		13.31		21.11		16.43
Fourth quarter		14.09		11.96		17.92		14.06
2016:
First quarter	Ps.	13.53	Ps.	10.92	U.S.$	15.55	U.S.$	12.16
Second quarter		13.91		10.77		15.95		11.31
Third quarter		11.97		10.40		12.92		11.02
Fourth quarter		13.36		10.87		13.52		11.02
2017:
First quarter	Ps.	13.96	Ps.	12.31	U.S.$	14.62	U.S.$	12.16
Monthly highs and lows
2016:
October	Ps.	12.84	Ps.	10.87	U.S.$	13.44	U.S.$	11.42
November		12.81		11.50		13.52		11.02
December		13.36		12.09		13.09		11.72
2017:
January	Ps.	14.10	Ps.	12.95	U.S.$	13.27	U.S.$	12.24
February		13.30		12.56		13.06		12.16
March		13.76		12.31		14.62		12.50
April (through April 19)		13.76		13.30		14.75		14.15

Source: Bloomberg

Share Ownership and Trading

The following table sets forth reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the reported high and low sales prices for the A Share ADSs on the NASDAQ from 2012 until 2016 when the shares were delisted from the NASDAQ.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(Mexican pesos per A Share)				(U.S. dollars per A Share ADS)
Annual highs and lows
2012	Ps.	18.46	Ps.	14.01	U.S.$	28.08	U.S.$	21.13
2013		16.00		11.60		25.55		18.56
2014		17.61		12.50		26.46		19.16
2015		16.14		11.91		23.52		13.99
2016		13.91		10.71		15.93		10.83
Quarterly highs and lows
2015:
First quarter	Ps.	16.60	Ps.	15.01	U.S.$	23.52	U.S.$	19.50
Second quarter		16.14		14.35		22.10		20.02
Third quarter		15.78		13.30		21.08		16.36
Fourth quarter		14.02		11.91		17.93		13.99
2016:
First quarter	Ps.	13.50	Ps.	11.28	U.S.$	15.71	U.S.$	12.07
Second quarter		13.91		10.97		15.93		11.34
Third quarter		11.83		10.71		12.92		11.03
Fourth quarter(1)		13.41		10.82		13.18		10.83
Monthly highs and lows
2016:
October	Ps.	12.45	Ps.	10.82	U.S.$	13.18	U.S.$	11.00
November		12.40		11.50		13.10		10.83
December(1)		13.41		12.25		13.02		11.57

Share Ownership and Trading

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(Mexican pesos per A Share)				(U.S. dollars per A Share ADS)
Quarterly highs and lows
2017:
First quarter	Ps.	14.00	Ps.	12.02	U.S.$	14.46	U.S.$	11.89
Monthly highs and lows
2017:
January	Ps.	14.00	Ps.	12.77	U.S.$	13.38	U.S.$	11.85
February		13.39		12.51		13.19		12.05
March		13.36		12.02		14.46		12.28
April (through April 19)		13.70		12.90		14.64		14.02

Source: Bloomberg

(1)	Includes sales prices for the A share ADSs before and after December 13, 2016, when they were delisted from the NASDAQ and listed on the NYSE.

Share Ownership and Trading

BYLAWS

Set forth below is a brief summary of certain significant provisions in our bylaws, as amended and restated from time to time, and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, an English translation of which has been filed with the SEC as an exhibit and is incorporated by reference to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V of this annual report.

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

Share Capital

Our capital stock comprises AA Shares, without par value, A Shares, without par value, and L Shares, without par value. All of the outstanding shares are fully paid and non-assessable.

Holders of AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under “—Voting Rights” under this Part IV. The rights of holders of all series of capital stock are identical except for the voting rights and the limitations on non-Mexican ownership of AA Shares. Any changes in the rights of the holders of a series of capital stock must be approved by a majority of the holders of that series. The AA Shares, which must always represent at least 51.0% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and our bylaws. See “—Limitations on Share Ownership” under this Part IV.

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

Share Ownership and Trading

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

Share Ownership and Trading

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

Share Ownership and Trading

Preferential Rights of L Shares

Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 5% of their paid-in capital (valor teórico) before any dividends are payable in respect of any other class of América Móvil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated:

•	first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share preferred dividend, and

•	second, to the payment of dividends with respect to all classes of América Móvil shares such that the dividend per share is equal.

Upon our liquidation, holders of L Shares will be entitled to a liquidation preference equal to:

•	accrued but unpaid L Share preferred dividends, plus

•	5% of their paid-in capital (valor teórico) (representing the capital attributable to such shares as set forth in our bylaws) before any distribution is made in respect of our other capital stock in accordance with Article 113 of the Mexican General Corporations Law.

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

Share Ownership and Trading

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

Our bylaws include a provision called a foreign exclusion clause. Under the foreign exclusion clause, ownership of our shares is restricted to holders that qualify as Mexican investors under Mexican law. The foreign exclusion clause does not apply to the L Shares, and under transitional provisions adopted by our shareholders, it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

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

If we wish to cancel our registration, or if it is cancelled by the CNBV, we are required to conduct a public offer to purchase all of the outstanding shares prior to such cancellation. Such offer shall be addressed exclusively to those persons other than the members of the controlling group of shareholders, who were shareholders or holders of other securities representing such shares (i) as of the date set forth by the CNBV, if the registration is cancelled by resolution thereof or (ii) as of the date of the resolution adopted by the general extraordinary shareholders meeting, if the registration is cancelled voluntarily.

Our bylaws provide that if, after the public offer is concluded, there are still outstanding shares held by the general public, América Móvil will be required to create a trust for a period of six months, into which we will

Share Ownership and Trading

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

Tender Offer Requirement

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30.0% or more) in our capital stock without conducting a previous public offer, in accordance with the applicable rules issued by the CNBV, will not have the right to exercise the corporate rights of their shares, and we will not register such shares in the share registry book.

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

Share Ownership and Trading

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

In addition, under U.S. federal securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including the proxy solicitation rules and the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from many corporate governance requirements of the NYSE. For a comparison of our corporate governance policies and the corporate governance requirements of the NYSE, see “Corporate Governance” under Part V of this annual report.

Enforceability of Civil Liabilities

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside of the United States, in any action based on civil liabilities under U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on U.S. federal securities laws.

Share Ownership and Trading

DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. (“the Depositary”) serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from (i) taxes or other governmental charges, (ii) registration fees payable to us that may be applicable to the transfer of shares upon deposits to or withdrawals from the ADS program, (iii) cable, telex and facsimile transmission, (iv) conversion of foreign currency into U.S. dollars, (v) compliance with exchange control regulations and other regulatory requirements or (vi) servicing of the ADSs or the shares underlying ADSs. The Depositary may decide in its sole discretion to seek payment either by billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, purchase rights, sales and stock splits	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Cash distributions	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Surrender, withdrawal or cancellation	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Share distributions other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
ADS services	Up to U.S.$5.00 per 100 ADSs (or portion thereof) held on the applicable record date(s) established by the Depositary

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the year ended December 31, 2016, the Depositary did not pay us for any reimbursable expenses.

Share Ownership and Trading

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We periodically repurchase our L Shares and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 5, 2017, our shareholders authorized an allocation of Ps.3.0 billion to repurchase L Shares and A Shares from April 2017 to April 2018.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2016. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

Period	Total Number of L Shares Purchased(1)	Average Price Paid per L Share	Total Number of L Share Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2016	64,068,937	11.70	50,167,100	17,357,072,743
February 2016	76,840,133	12.29	71,840,133	16,473,963,356
March 2016	51,990,000	13.18	51,990,000	15,792,570,193
April 2016	99,054,600	13.06	87,944,000	26,638,505,168
May 2016	100,179,765	11.69	86,000,000	25,639,036,336
June 2016	85,010,000	11.32	85,010,000	24,682,035,598
July 2016	48,000,000	11.33	43,000,000	24,194,150,571
August 2016	91,596,206	11.08	23,454,558	23,936,051,855
September 2016	20,500,000	11.16	20,500,000	23,708,680,570
October 2016	18,500,000	11.28	18,500,000	23,501,134,176
November 2016	10,000,000	12.12	10,000,000	23,380,649,551
December 2016	47,862,598	12.88	47,862,598	22,761,260,580
Total	713,602,239		596,268,389

(1)	This includes purchases by us and our affiliated purchasers in 2016.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Share Ownership and Trading

Period	Total Number of A Shares Purchased(1)	Average Price Paid per A Share	Total Number of A Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Mexican Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2016	2,832,900	12.27	2,832,900	17,357,072,743
February 2016	159,867	12.57	159,867	16,473,963,356
March 2016	—	—	—	15,792,570,193
April 2016	56,000	12.04	56,000	26,638,505,168
May 2016	—	—	—	25,639,036,336
June 2016	—	—	—	24,682,035,598
July 2016	27,484	11.28	27,484	24,194,150,571
August 2016	586,636	10.85	55,442	23,936,051,855
September 2016	—	—	—	23,708,680,570
October 2016	—	—	—	23,501,134,176
November 2016	—	—	—	23,380,649,551
December 2016	508,949	12.97	508,949	22,761,260,580
Total	4,171,836		3,640,642

(1)	This includes purchases by us and our affiliated purchasers in 2016.
(2)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effects. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Share Ownership and Trading

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

a.	whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;

b.	of shares or ADSs that control us;

c.	that holds 10.0% or more of our shares;

d.	that is part of a group of persons for purposes of Mexican law that controls us (or holds 10.0% or more of our shares); or

e.	that is a resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law).

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

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the L Shares, A Shares, L Share ADSs or A Share ADSs will generally be subject to a 10.0% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Taxation of Dispositions

The tax rate on income realized by a nonresident holder from a disposition of shares through the Mexican Stock Exchange is generally 10.0%, which is applied to the net gain realized on the disposition. This tax is payable through withholding made by intermediaries. However, such withholding does not apply to a nonresident holder who certifies that the holder is resident in a country with which Mexico has entered into an income tax treaty.

Share Ownership and Trading

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

The sale or disposition of ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE and Latibex) by non-residents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of ADSs by non-residents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of shares or ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

Gains and gross proceeds realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax, in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

A nonresident holder generally will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs; provided, however, that gratuitous transfers of shares or ADSs may, in certain circumstances, result in the imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders, such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10.0% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

Share Ownership and Trading

For purposes of this discussion, a “U.S. holder” is a holder of shares or ADSs that is:

•	a citizen or resident of the United States of America,

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

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

Share Ownership and Trading

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2015 or 2016 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

Share Ownership and Trading

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

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) will generally not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

PART V: CORPORATE GOVERNANCE

Corporate Governance

MANAGEMENT

DIRECTORS

Our Board of Directors has broad authority to manage our company. Our bylaws provide for the Board of Directors to consist of between five and 21 directors and allow for the election of an equal number of alternate directors. Directors need not be shareholders. A majority of our directors and a majority of the alternate directors must be Mexican citizens and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10.0% of the total AA Shares and A Shares is entitled to name one director and one alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

All of the current members of the Board of Directors, the Executive Committee and the Audit and Corporate Practices Committee were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed, at the annual general shareholders’ meeting held on April 5, 2017, with 14 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. The only alternate director was also reelected.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Law, the Board of Directors may elect temporary directors who then may be elected or replaced at the shareholders’ meetings. The names and positions of the members of the Board reelected at the annual general shareholders’ meeting held on April 5, 2017, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

Carlos Slim Domit Chairman of the Board and the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1967 2011 2018 Chairman of the Board of Telmex Chairman of the Board of Grupo Carso, Grupo Sanborns, S.A.B. de C.V. (“Grupo Sanborns”) and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)

Corporate Governance

Patrick Slim Domit Vice Chairman and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1969 2004 2018 Vice Chairman of our Board of Directors Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”) and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex
Daniel Hajj Aboumrad Director and Member of the Executive Committee	Born: First elected: Term expires: Principal occupation: Other directorships: Business experience:	1966 2000 2018 Chief Executive Officer of América Móvil Director of Grupo Carso and Telmex Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
Carlos Slim Helú Director	Born: First elected: Term expires:	1940 2015 2018
	Principal occupation and Business experience:	Chairman of the Board of Minera Frisco, S.A.B. de C.V. and Carso Infraestructura y Construcción, S.A. de C.V.; Director of IDEAL, Grupo Sanborns and Inmuebles Carso, S.A.B. de C.V. (“Inmuebles Carso”)
Luis Alejandro Soberón Kuri Director	Born: First elected: Term expires: Principal occupation:	1960 2000 2018 Chief Executive Officer and Chairman of the Board of Servicios Corporativos CIE, S.A. de C.V. (a subsidiary of Corporación Interamericana de Entretenimiento, S.A. de C.V. (“CIE”))
	Other directorships:	Director of CIE; Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at CIE
Carlos Bremer Gutiérrez Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1960 2004 2018 Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Other directorships:	Chairman of Value Grupo Financiero, S.A.B. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.
Juan Antonio Pérez Simón Director	Born: First elected: Term expires: Principal occupation:	1941 2012 2018 Chairman of the Board of Sanborn Hermanos
	Other directorships:	Director of Grupo Carso, Grupo Financiero Inbursa, Sears and Elementia, S.A., Telmex
	Business experience:	Various positions at Grupo Carso

Corporate Governance

Ernesto Vega Velasco Director, Chairman of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1937 2007 2018 Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.
	Other directorships:	Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso, IDEAL; Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-President
Rafael Moisés Kalach Mizrahi Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires:	1946 2012 2018
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V. (“Grupo Kaltex”)
	Other directorships:	Director of Telmex, Grupo Carso and Sears Roebuck, S.A. de C.V.
	Business experience:	Various positions in Grupo Kaltex
Antonio Cosío Pando Director	Born: First elected: Term expires: Principal occupation:	1968 2015 2018 Vice President of Grupo Hotelero las Brisas, S.A. de C.V. (“Grupo Brisas”), Compañía Industrial Tepeji del Río, S.A. de C.V., and Bodegas de Santo Tomás, S.A. de C.V.
	Other directorships:	Director of Grupo Financiero Inbursa, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Corporación Moctezuma S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V. (“Kimberly Clark de México”) and Telmex
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.
Arturo Elías Ayub Director	Born: First elected: Term expires: Principal occupation:	1966 2011 2018 Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V.; Director of Grupo Sanborns, Grupo Carso, Sears and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Corporate Governance

Oscar Von Hauske Solís Director	Born: First elected: Term expires: Principal occupation:	1957 2011 2018 Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Alternate Director of Telmex, Claro S.A. (“Claro Brasil”); Member of Telekom Austria’s Supervisory Board
	Business experience:	Chief Executive Officer of Telmex Internacional and Chief Systems and Telecommunications Operators Officer of Telmex
Louis C. Camilleri Director	Born: First elected: Term expires: Principal occupation: Other directorships: Business experience:	1955 2011 2018 Chairman of Philip Morris International Director of Ferrari N.V. Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International

Directors elected by holders of Series L Shares:

Pablo Roberto González Guajardo Director and Member of the Audit and Corporate Practices Committee	Born: First elected: Term expires: Principal occupation:	1967 2007 2018 Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México, GE International México, S. de R. L. de C. V., Sistema Integral de Abasto Rural, S.A.P.I de C.V., Grupo Sanborns, and Grupo Lala, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México
David Ibarra Muñoz Director	Born: First elected: Term expires: Principal occupation:	1930 2000 2018 Retired
	Other directorships:	Director of Grupo Financiero Inbursa, IDEAL and Grupo Carso
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit

The annual ordinary general shareholders’ meeting held on April 5, 2017, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Louis C. Camilleri and Rafael Moisés Kalach Mizrahi.

María José Pérez Simón Carrera serves as alternate director for Juan Antonio Pérez Simón and was reelected for a one-year term at the annual ordinary general shareholders’ meeting held on April 5, 2017.

Corporate Governance

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee currently has three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee were appointed by our Mexican controlling shareholders. See “Major Shareholders” under Part IV of this annual report. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad, appointed by the Mexican controlling shareholders.

AUDIT AND CORPORATE PRACTICES COMMITTEE

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders’ meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement, and determine their compensation;

Corporate Governance

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

•	discuss with our auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and, based on such discussions, recommend their approval to the Board of Directors;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts, when deemed appropriate or when required by law;

•	approve services to be provided by our auditors or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors a report that includes a discussion of critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditor and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	evaluate the performance of the external auditors;

•	review and discuss our financial statements and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

•	receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management and the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our Chief Executive Officer and our other principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for our senior executives and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

Corporate Governance

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

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

2001

General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

Alejandro Cantú Jiménez General Counsel	Appointed: Business experience:	2001 Member of Telekom Austria’s Supervisory Board; Attorney at Mijares, Angoitia, Cortésy Fuentes, S.C.
Oscar Von Hauske Solís Chief Fixed-line Operations Officer	Appointed: Business experience:

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

Corporate Governance

MANAGEMENT COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2016 was approximately Ps.4.0 million and Ps.64.0 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 3.1%) of our AA Shares and 1,567 million (or 3.5%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.6%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. Carlos Slim Helú, member of our Board of Directors, holds 1,879 million (or 9.1%) of our AA Shares and 3,072 million (or 6.9%) of our L shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV and “Bylaws—Share Capital” under Part IV of this annual report.

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

The table below discloses the significant differences between our corporate governance practices and those required for U.S. Companies under the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence
Majority of board of directors must be independent. §303A.01. “Controlled companies” are exempt from this requirement. A controlled company is one in which more than 50.0% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Pursuant to the Mexican Securities Market Law, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain persons are per se
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

Executive Sessions
Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Our non-management directors have not held executive sessions without management in the past, and they are not required to do so.

Nominating/Corporate Governance Committee

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.	Under the Mexican Securities Market Law, certain corporate governance functions must be delegated to one or more committees. Under our bylaws, the Audit and Corporate Practices Committee performs our corporate governance functions. See “Management” under Part V of this annual report.

Corporate Governance

NYSE Standards	Our Corporate Governance Practices

Compensation Committee
Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.02(a)(ii) and §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	We currently do not have a compensation committee. We are not required to have a compensation committee since our Audit and Corporate Practices Committee, which is comprised solely of independent directors, evaluates and approves compensation of management (including our CEO) and directors.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Audit Committee
Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the additional requirements under the NYSE standards is required. §§303A.06, 303A.07.	We have an audit and corporate practices committee of four members. Each member of the audit and corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter adopted by our board of directors, which assigns to the committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see “Management” under Part V of this annual report.

Equity Compensation Plans
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

Shareholder Approval for Issuance of Securities
Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20.0% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20.0% of the number of outstanding shares before such issuance requires shareholder approval. §§312.03(b)-(d).	Mexican law requires us to obtain shareholder approval of the issuance of equity securities. Under certain circumstances, however, treasury stock may be sold by the board of directors without shareholder approval.

Code of Business Conduct and Ethics
Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

Corporate Governance

NYSE Standards	Our Corporate Governance Practices

Conflicts of Interest
Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §314.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	In accordance with Mexican law, an independent audit committee must provide an opinion to the board of directors regarding any transaction with a related party that is outside of the ordinary course of business, which must be approved by the board of directors. Pursuant to the Mexican Securities Market Law, our board of directors may establish certain guidelines regarding related party transactions that do not require specific board approval.

Solicitation of Proxies
Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 and 402.04.	We are not required to solicit proxies from our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to instruct the depositary to vote at the meeting. Under the deposit agreement relating to our ADS, we may direct the voting of any ADS as to which no voting instructions are received by the depositary, except with respect to any matter where substantial opposition exists or that materially and adversely affects the rights of holders.

Corporate Governance

CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 24, 2017.

Corporate Governance

(c) Attestation Report of the registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). América Móvil, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

Corporate Governance

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated April 24, 2017, expressed an unqualified opinion thereon.

/s/ MANCERA, S.C.

Mexico City, Mexico

April 24, 2017

(d) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Corporate Governance

CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to, among others, our Chief Executive Officer, Chief Financial Officer and Comptroller, and persons performing similar functions. Our code of ethics is available on our website at www.americamovil.com. If we amend any provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, Comptroller and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

PART VI: REGULATION

Regulation

REGULATION

MEXICO

Legal Framework

Over the last four years, Mexico has developed a new legal framework for the regulation of telecommunications and broadcasting services. This legal framework is based on constitutional amendments passed in June 2013 and implementing legislation enacted in July 2014, which established the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) and the Law for the Public Broadcasting System of the Mexican State (Ley del Sistema Público de Radiodifusión del Estado Mexicano) to replace the prior statutory framework. The prior General Communications Law (Ley de Vías Generales de Comunicación) and regulations adopted thereunder remain effective under the new legal framework, except where they conflict with the new legal framework or where they have been superseded by subsequent regulation.

Under the current legal framework, the IFT determines whether there is a “preponderant economic agent” in the telecommunications sector, based on number of customers, traffic or network capacity. In 2014, the IFT determined that an “economic interest group” consisting of us and our Mexican operating subsidiaries (Telcel, Telmex and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”)), as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico as measured by the IFT on a national basis.

The 2013 constitutional amendments authorize the IFT to impose on any preponderant economic agent a special regulatory regime, as supplemented by the 2014 implementing legislation. The special regime is referred to as “asymmetric” regulation, because it applies to one market participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Part VI.

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

Asymmetric Regulation of the Preponderant Economic Agent

Based on the IFT’s determination that we, our Mexican operating subsidiaries (Telcel, Telmex and Telnor) and certain affiliates constitute a preponderant economic agent in the telecommunications sector, we are currently subject to extensive specific asymmetric measures. Below is a summary of what we believe are the most important measures.

•	Interconnection Rates. We may not charge other carriers for the termination services we provide in our networks. We continue to pay such carriers for their interconnection services.

•	Sharing of Wireless Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way; (ii) elements of our network that allow other carriers and mobile virtual network operators (“MVNOs”) to resell those services we provide to our customers; and (iii) domestic roaming services, in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using, as applicable, a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify the economic replicability of the end user rates with respect to rates applicable to services provided by mobile virtual network operators.

•	Sharing of Fixed Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way; (ii) elements of our network that allow other carriers to resell those services we provide to our customers and (iii) our dedicated links. The IFT will determine the rates applicable to all wholesale regulated fixed services based on long-run average incremental cost methodologies.

For fixed services, the IFT has the right to verify the economic replicability of the end user rates.

•	Access to Local Loop. We must offer other carriers access to elements of our local network separately on terms and conditions pre-approved by the IFT. In addition, the IFT has ordered the functional separation of the provision of wholesale regulated fixed services related to local loop (acceso local) and shared access and use of passive infrastructure. To that effect, the IFT has ordered the incorporation of a legal entity with independent management and operations from Telmex, Telnor and Telcel, but not necessarily outside the Company’s ownership structure, that will exclusively provide such wholesale services. Implementation of the functional separation will be based on a separation plan that will be presented by Telmex and Telnor for the IFT’s approval. This functional separation must be implemented no later than two years from the IFT’s approval of the separation plan.

Regulation

•	Certain Obligations Relating to Retail Services. Certain rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization, in the case of fixed-line and wireless services, and to rate controls, in the case of fixed-line services only, using historical cost methodologies to determine the maximum prices Telmex may charge its customers. We are also subject to certain obligations and exclusivity restrictions relating to the sale of our services and products; such obligations include unlocking handsets and tablets for our customers and offering individually all services that we previously offered under a bundled scheme.

•	Content. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including, but not limited to, certain Mexican national soccer matches, the opening and closing ceremonies of the Summer Olympics, the opening and closing ceremonies and certain matches of the FIFA world cup soccer tournament and the finals of the Liga MX soccer tournament and any other event where large audiences are expected at a national or regional level.

•	Reporting of Service Obligations. We are subject to obligations related to reporting of service, including the publication of reference terms for wholesale and interconnection services that are subject to asymmetric regulation.

The measures are transitory and may be terminated if the IFT declares that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures, including the structural or functional separation or divestiture of assets of the preponderant economic agent. In March 2017, the IFT issued a resolution that modified and added asymmetrical regulations for mobile and fixed services. We are reviewing and analyzing that resolution’s possible effects on the Company and its subsidiaries. The Company cannot predict how these measures will be finally implemented or their effects on our operations.

In March 2014, the Company, Telcel, Telmex and Telnor filed challenges (juicios de amparo) against the declaration by the IFT that Telcel, Telmex and Telnor, together with certain affiliates, constitute an economic interest group that is a “preponderant economic agent” (agente económico preponderante) in the Mexican telecommunications market and imposed certain specific asymmetrical regulations. These challenges were denied in the case of Telmex, Telnor and the Company, and a final resolution is still pending in the case of Telcel. We have also challenged the 2017 resolution. However, given that under the new regulatory framework IFT’s determinations are not suspended while legal challenges against them are resolved, the enforceability of the IFT’s declaration cannot be suspended.

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions and a final resolution of these challenges is still pending. If upheld, these decisions would allow the IFT to impose additional requirements as to rates, quality of service and information, among other matters.

Regulation

In 2007, Cofeco initiated various investigations to evaluate whether Telmex and its subsidiary Telnor have substantial power in the markets for termination, origination, transit and wholesale dedicated-link circuits. Cofeco issued final resolutions concluding that Telmex and Telnor have substantial power in all four markets, which were challenged by Telmex and Telnor. The challenges related to each one of these markets have been denied, effectively upholding Cofeco’s findings. Consequently, the IFT may impose specific tariff requirements or other special regulations with respect to the matters for which the challenges were denied, such as additional requirements regarding disclosure of information or quality of service.

In the case of the market for wholesale dedicated-link leasing, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service and information for dedicated-link circuits. Telmex and Telnor have filed petitions for relief against such resolutions, which are still pending. However, an adverse resolution could have an impact on the Company’s future revenues in this market.

Concessions

Under the current legal framework, a carrier of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT is the government authority that grants new or extends existing concessions, which may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the IFT. There are two types of concessions:

•	Network concessions. Telcel, Telmex and its subsidiary Telnor hold network concessions, granted under the previous regulatory framework, to provide specified types of services. Their ability to migrate to the new regime of unified concessions and, consequently, to provide any and all telecommunications and broadcasting services, is subject to conditions, as described under “Migration of Concessions and Additional Services” below.

•	Spectrum concessions. Telcel holds multiple concessions, granted under the previous regulatory framework, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions have terms of 15 to 20 years and may be extended for an additional term of equal length.

A public telecommunications concessionaire is required by law to establish an open-network architecture that permits interconnection and interoperability.

Termination of Concessions

Mexican legislation provides that under certain circumstances, some assets of a concessionaire may be acquired by the federal government upon termination of these concessions. There is no specific guidance or precedent for applying these provisions, so the scope of assets covered, the compensation to the concessionaire and the procedures to be followed would depend on the type of concession, the type of assets and the interpretation of applicable legislation by the competent authorities at the time.

Migration of Concessions and Additional Services

The new legislative framework established the unified concession (concesión única), which allows the holder to provide all types of telecommunications and broadcasting services, and a regime under which an existing concession can be migrated to the new unified concession at the end of its term or upon request by

Regulation

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

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 129.5 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz bands. The following tables summarize Telcel’s concessions.

Frequency	Region in Mexico	Initial Date	Termination Date	Fee Structure
Band A (1900 MHz)	Nationwide	Sept. 1999	Sept. 2039	Annual
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual
Band B (850 MHz)	Regions 4, 8	Aug. 2010	Aug. 2025	Annual
Band B (850 MHz)	Regions 5, 6, 7	Oct. 2011	Oct. 2026	Annual
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030	Upfront
Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2018	Upfront
Band F (1900 MHz)	Nationwide	Apr. 2005	Apr. 2025	Annual
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030	Annual
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030	Annual

In December 2016, Telcel agreed to purchase from Mexico’s Grupo MVS are 60MHz of spectrum in the 2.5 GHz band. The acquisition and its terms remain subject to regulatory review and approval.

Concession Fees

In addition to the upfront concession fees applicable to all of the 1900 MHz (Bands A, D and F) concessions, all 1.7/2.1 GHz (Bands A, B, H, I and J) concessions and 850 MHz concessions (Regions 1 to 8), owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees for its 1900 MHz concessions (Bands A) since they were awarded prior to 2003.

Regulation

Service Quality Requirements

The concessions set forth requirements for the quality and continuity of Telcel’s services, including, in some cases, maximum rates of incomplete and dropped calls and connection time. Additionally, we are subject to the Quality of Local Wireless Services (Plan Técnico Fundamental de Calidad del Servicio Local Móvil, or the “2011 Technical Plan”), which imposes extensive additional service quality requirements for voice, SMS and internet services and fines for non-compliance with voice-quality requirements. Telcel has been notified of a number of proceedings seeking to impose penalties on the basis of alleged non-compliance with service quality requirements. See Note 16 to our audited consolidated financial statements included in this annual report.

Telmex’s Concessions

Telmex’s concession was granted in 1976 and is currently set to expire in 2026. In December 2016, the IFT granted Telmex a 30-year extension of this concession, which will become effective in 2026 and will be valid until 2056. The new terms of this concession will be issued in early 2023.

Telmex’s subsidiary, Telnor, holds a separate concession in a region located in two states in northwestern Mexico that will expire in 2026. The IFT also granted Telnor a 30-year extension of its concession, which will be effective in 2026 and will be valid until 2056. The material terms of Telnor’s concession are similar to those of Telmex’s concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access as well as point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from the now-defunct Federal Commission of Telecommunications (Comisión Federal de Telecomunicaciones, or “Cofetel”) through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms with the IFT.

Wireless Rates

Wireless services concessionaires are generally free to establish the prices they charge customers for telecommunications services. Wireless rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties and, if the parties cannot agree, may be imposed by the IFT, subject to certain guidelines, cost models and criteria. The establishment of interconnection rates has resulted, and may in the future result, in disputes between carriers and with the IFT.

As a result of the preponderance determination, Telcel’s retail prices are subject to pre-approval by the IFT before they can take effect. In addition, the 2014 legislation established that preponderant economic agents may not charge termination rates. Therefore, Telcel may not charge other carriers for the termination services it provides, while it continues to pay for the termination services provided to it by other carriers. See “—Asymmetric Regulation of the Preponderant Economic Agent” under this Part VI.

The IFT is also authorized to impose specific rate requirements on any carrier that is determined by the IFT to have substantial market power under the Federal Antitrust Law (Ley Federal de Competencia Económica) and the 2014 legislation. For more information on litigation related to the Federal Antitrust Law and the 2014 legislation, see “—Substantial Market Power Investigations” under this Part VI.

Regulation

Fixed Rates

Telmex’s concessions subject its rates for basic retail telephone services in any period, including installation, monthly rent, measured local-service and long-distance service, to a ceiling on the price of a “basket” of such services, weighted to reflect the volume of each service provided by Telmex during the preceding period. Telmex is required to file a survey with the IFT every four years with its projections of units of operation for basic services, costs and prices. Telmex is free to determine the structure of its own rates, with the exception of domestic long-distance rates, which were eliminated in 2015 under the 2014 legislation, and of the residential fixed-line rates, which have a cap based on the long-run average incremental cost. As a result of the preponderance determination, Telmex’s retail prices are subject to pre-approval by the IFT before they can take effect.

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

In addition, basic retail telephone services as well as broadband services and “calling party pays” charges are subject to a separate price ceiling scheme based on productivity indicators. In each case, Telmex is required to submit a survey on productivity indicators to the IFT every two years, including a total factor productivity. The IFT establishes the productivity factor that will apply over the next two years and based on this the IFT will approve the customer prices before they can take effect.

Prices for Telmex’s wholesale services are established by the IFT, some of them are based on the long-run average incremental cost model and the rest on the retail-minus methodology.

BRAZIL

Legal Framework and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. The primary telecommunications regulator in Brazil is the Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”), which has the authority to grant concessions and licenses for all radio spectrum, the use of its orbits and telecommunications services, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers. Additionally, Claro Brasil is subject to regulation by the Brazilian National Cinema Agency (Agência Nacional do Cinema).

As of the date of this annual report, Brazilian lawmakers are considering the passage of a revamped legal telecommunications framework aimed at modernizing the current concession-based model to an authorization-based model. The telecom reform bill under review allows fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization instead of a concession, as long as certain investment-related obligations are met.

Regulation

Licenses

In 2014, we simplified our corporate structure, and our subsidiaries Embratel, Embratel Participações S.A. (“Embrapar”) and Net Serviços were merged into Claro Brasil. As a result, all licenses previously granted to Embratel and Net Serviços were transferred to Claro Brasil. Embrapar held no licenses to transfer.

Following its acquisition of Brasil Telecomunicações S.A. in 2016, Claro Brasil was transferred an additional cable TV license. This license has the same terms and conditions as Claro Brasil’s other cable TV license.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below:

Subsidiary	License	Termination Date
Claro Brasil

Fixed Local Voice Services

Domestic and International Long Distance Voice Services

Personal Communication Services

Data Services

Cable TV Services

Mobile Maritime Services

Global Mobile Satellite Services

Indefinite 2025 Indefinite Indefinite Indefinite Indefinite Indefinite
Claro TV	DTH TV Services Data Services	Indefinite Indefinite
Americel S.A.	Data Services	Indefinite
Star One	Data Services Satellite Exploitation	Indefinite See table below
Primesys	Data Services	Indefinite
Telmex do Brasil	Data Services	Indefinite

Our Brazilian subsidiary Star One has the following authorizations for satellite exploitation:

Authorization Type	Contract Number	Orbital Position	Issue Date	Expiration Date(1)
Orbital Position	PVSS/SPV 007/2006	63°W, 65°W, 68°W, 70°W and 84°W – C Band	Jan. 2006	Jan. 2021
Orbital Position	PVSS/SPV 001/2003	65°W – Ku Band	Feb. 2003	Feb. 2018
Orbital Position	PVSS/SPV 12/2007	92°W – C and Ku Band	Nov. 2007	Nov. 2022
Orbital Position	PVSS/SPV 002/2003	70°W – Ku Band	Oct. 2003	Oct. 2018
Orbital Position	PVSS/SPV 001/2007	75°W – C and Ku Band	Feb. 2007	Feb. 2022
Orbital Position	PVSS/SPV 156/2012	70°W – Ka and Ku Band	Mar. 2012	Mar. 2027
Orbital Position	PVSS/SPV 076/2012	84°W – Ka and Ku Band	Feb. 2012	Feb. 2027
Landing Rights	PVSS/SPV 002/2009	37.5°W – C Band	May 2009	May 2019(2)

(1)	Unless otherwise noted, the standard license term is 15 years.
(2)	Expiration date to the landing rights coincides with the end of C12 Satellite’s lifetime.

Our Brazilian subsidiaries expect to continue acquiring spectrum in the event Anatel conducts additional public auctions, although Claro Brasil, like all of its peer competitors, are subject to a cap on the additional spectrum it may acquire per frequency band.

Regulation

The following table sets forth the regions in Brazil in which Claro Brasil holds licenses to provide PCS as well as their termination dates:

Frequency and Geographical Block	Termination Date
2500 MHz:
Nationwide	Oct. 2027
Regional	Oct. 2027
Regional	Feb. 2024
Regional(1)	Oct. 2031
700 MHz:
Nationwide	Dec. 2029
1900-2100 MHz:
Nationwide	Mar. 2023
1800 MHz:
Regional	Mar. 2023
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
Regional	Dec. 2022
Regional	Dec. 2017(2)
900 MHz:
Regional	Apr. 2020
Regional	Dec. 2022
Regional	Dec. 2017(2)
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
850 MHz:
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
Regional	Mar. 2023
450MHz:
Regional	Oct. 2027

(1)	This is Claro Brasil’s most recent license acquisition from a spectrum auction held by Anatel in 2015, in which it acquired 19 licenses (10+10 MHz—Band P) in different regional blocks.
(2)	Requests for renewals have been submitted and are currently subject to approval.

Concessions

Claro Brasil holds two fixed-line concessions to provide domestic and international long-distance telephone services. The remaining telecommunications services provided by Claro Brasil are governed by a system of licenses instead of concession arrangements.

Regulation

Concession Fees

Claro Brasil is required to pay a biennial fee equal to 2.0% of net revenues from wireless services, except for the final year of the 15-year term of its PCS authorizations, in which the fee equals 1.0% of net revenues from wireless services.

Claro Brasil is also required to pay a biennial fee during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from long-distance telephone services, net of taxes and social contributions, for the year preceding the payment.

Termination of Concessions

Our domestic and international long-distance fixed-line concessions provide that certain of our assets deemed “indispensable” for the provision of these services will revert to the Brazilian state upon termination of these concession. Compensation for those assets would be their depreciated cost. See Note 16 to our audited consolidated financial statements included in this annual report.

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

Regulation of Wholesale Market Competition

In November 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of five wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.

In 2012, Claro Brasil and three of its primary competitors were determined to have significant market power in the wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce wireless termination rates to 75.0% of the 2013 rates by February 2014, and to 50.0% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for wireless services applicable to operators with significant market power through 2019. Claro Brasil is also required to publish, and Anatel must approve, its reference roaming prices for voice, data and SMS on a semi-annual basis, among other measures.

In addition, Embratel was determined to have significant market power in the market for long-distance leased lines, Claro Brasil and Embratel were determined to have significant market power in the telecommunications infrastructure market and Net Serviços was determined to have significant market power in the local coaxial transmissions market, together with several of their wireless and fixed-line competitors. Following the merger of Embratel and Net Serviços into Claro Brasil in 2014, Claro Brasil is required to publish and Anatel must approve its reference offers in each such market. Moreover, wholesale

Regulation

contracts entered into by operators determined to have significant market power, for the sale of such operators’ services, are overseen by independent third-party companies.

In 2015, Anatel approved Claro Brasil’s wholesale reference offers with respect to national roaming, telecommunications infrastructure, long-distance leased lines, wireless termination rates, internet network interconnection and internet links.

In light of evolving market conditions, Anatel reviews its determination of which operators have significant market power on a biennial basis. Anatel began its first review of all telecom operators in 2014, but this first review has not been completed. Depending on the results of the review, Anatel may propose modifications to the asymmetric measures applicable under the PGMC, which would be subject to public comment.

Network Usage Fees and Fixed-Line Interconnection Rates

In July 2014, Anatel approved a resolution establishing the reference terms for fees charged in connection with wireless network and leased lines usage, and setting a price cap on fees charged for fixed network usage to operators deemed to have significant market power. Such fees, based on the cost allocation of services by telecom providers, have been applicable since February 2016.

Fixed-line operators determined by Anatel to have significant market power in the local fixed-line market may freely negotiate interconnection rates, subject to a price cap established by Anatel. Claro Brasil was not determined to have significant market power in the local fixed-line market and thus may set interconnection rates up to 20.0% higher than such cap.

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

COLOMBIA

Legal Framework and Principal Regulatory Authorities

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authority in Colombia with respect to Pay TV services is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). We are also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.

Concessions

Comunicación Celular S.A. (“Comcel”) is qualified to provide fixed and wireless services and was included in the register of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts and, consequently, such former concessions were terminated.

Regulation

As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation of the agreements governing those concessions. In light of the decision of the Colombian Constitutional Court (Corte Constitucional de Colombia) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry took the position that assets under Comcel’s earlier concessions should revert to the Colombian government. Comcel disputes the ICT Ministry’s interpretation of that decision. The Company and the ICT Ministry have both filed arbitration claims arising from this ruling. For further information on this arbitration claim, see Note 16 to our audited consolidated financial statements included in this annual report.

Licenses and Permits

Comcel holds licenses to provide wireless services in the spectrum frequency bands shown in the table below.

Frequency	Bandwidth	Termination Date
850 MHz	25 MHz	Mar. 2024
1900 MHz	10 MHz	Dec. 2019
	5 MHz	Sept. 2021
	15 MHz	Apr. 2024
	5 MHz	June 2017(1)
2.5 GHz	30 MHz	Aug. 2023

(1)	An application for the renewal of this license has been made.

In 2013, Telmex Colombia S.A. obtained permission to provide Pay TV services under any available technology, pursuant to ANTV’s unified licensing system. The permission will expire in 2020 and may be renewed at the appropriate time for another 10-year term.

In February 2017, the ICT Ministry published for comments a draft resolution increasing the cap on spectrum acquisitions by 45 MHz per operator in low frequency bands, in connection with a new spectrum auction in the 700 and 1900 MHz bands. If approved, the resolution would permit our participation in the new spectrum auction. The ICT Ministry is expected to issue a final resolution in the 2017.

Asymmetric Charges

In 2012, the CRC issued resolutions seeking to correct an alleged market failure and imposing the following measures on Comcel: (i) asymmetric charges for call terminations by other operators on Comcel’s wireless and long distance network, with access rates lower than the rates we pay our competitors and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls).

These asymmetric access charges ended in December 2016. In January 2017, the Colombian government approved symmetrical access charges among established operators like Comcel, Movistar and Tigo. Under general telecommunication regulation, new entrants continue to receive a higher access rate from established operators for a limited period.

Regulation

In February 2017, the CRC issued a resolution updating the list of regulated telecommunication markets by merging the subscription and on-demand wireless data markets and creating two separate wireless services markets for wholesale and retail wireless services. In connection with the wireless retail services market, the CRC initiated a proceeding to evaluate Comcel’s substantial market power in this new market and, if applicable, the imposition of asymmetric regulatory measures that could affect Comcel.

SOUTHERN CONE

Argentina

Following the election of President Mauricio Macri in 2015, the Argentine government issued a Decree of Necessity and Urgency (Decreto de Necesidad y Urgencia, or “DNU”) to create a new communications ministry and regulator to oversee the telecommunications and media sectors. The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is now the main telecommunications regulatory authority in Argentina and became operational in January 2016.

As part of the measures passed under the DNU, fixed and wireless services providers are prohibited from providing DTH technology, which is currently the fastest way to provide Pay TV services. The measures also prohibit their provision of Pay TV services through any other technology as of January 2016 and for a two-year period, which may be extended by a further year.

However, a January 2017 decree permits telecommunications providers, such as AMX Argentina S.A. (“AMX Argentina”), to provide Pay TV services as of January 2018 within a limited number of territories. The start date for the rest of the country will be determined by Enacom. We expect implementing regulations in connection with this decree to be announced.

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

Chile

The General Telecommunications Law (Ley General de Telecomunicaciones) established the legal framework for telecommunications services in Chile, including the regulation of concessions, permits, rates and interconnection. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications (Subsecretaría de Telecomunicaciones).

Claro Chile S.A. (“Claro Chile”) holds concessions to provide wireless and fixed-line services in the 700 MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 to 3.6 GHz and 5.8 GHz frequency bands. Additionally, Claro Chile holds a 10-year license to provide DTH technology services and a license with an indefinite term to provide Pay TV services.

Certain of Claro Chile’s concessions impose additional requirements such as coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to terminate

Regulation

any concession in the event of specified breaches under the terms of such concessions. Additionally, Claro Chile’s concession in the 700 MHz band imposes certain obligations to expand mobile and data services in rural areas.

Paraguay

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in the event of specified breaches of the terms of a license.

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. AMX Paraguay also holds a nationwide internet access and data transmission license. In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

Uruguay

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. holds various licenses for the provision of PCS and IMT-2000 services that expire in 2024 and 2033, and Telstar, S.A. holds licenses to provide international long distance communications and wireless data services that have no expiration date.

In 2013, the Court of Administrative Disputes (Tribunal de lo Contencioso Administrativo) notified Flimay S.A. (“Flimay”) that the license granted to provide DTH technology services was again in force, following an initial revocation. Later that year, the administrative authorities revoked that license for a second time. Flimay filed a lawsuit to suspend and revoke that administrative decision and, in December 2014, was notified by the TCA that the second revocation act was suspended, thus Flimay’s DTH license, which expires in 2024, is provisionally valid. As of the date of this annual report, the challenge is pending.

ANDEAN REGION

Ecuador

The primary regulatory authorities for our wireless and fixed-line operations are the National Telecommunications, Regulation and Control Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “Arcotel”) and the Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información, or “Mintel”). Arcotel is responsible for the licensing and oversight of radio-electric spectrum use and telecommunications services provisions. Mintel is responsible for the promotion of equal access to telecommunications services.

In 2015, a new Telecommunications Law (Ley Orgánica de Telecomunicaciones) went into effect. It established new regulations for operators with significant market power, new penalties based on their gross incomes as well as additional fees also based on an operator’s gross income but can vary depending on their market share of customers. Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has been deemed to have significant market power in the advanced wireless services market, and as a result, we make such fee payments on a quarterly basis on the dates established by Arcotel. For fiscal year 2016, Conecel had an obligation to pay the Ecuadorian government 5.0% of its advanced wireless services

Regulation

revenues for 2016, which represented approximately Ps.1.2 billion (U.S.$57.5 million). As of the date of this annual report, Conecel has paid the fee in full, along with the fees paid for fiscal year 2015. The regulator’s determination and the fee paid by Conecel are under dispute and subject to an arbitration proceeding.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in 2023. The PCS concession contains quality-of-service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions. Conecel also holds licenses to provide wholesale services, internet value-added services and Pay TV Services (though DTH technology), expiring in April 2017, 2021 and 2023, respectively. Conecel expects to obtain the renewal of the concession expiring in 2017.

Ecuador Telecom, S.A. (“Ecuador Telecom”) holds a concession to offer wireless voice and fixed-line voice, public telephone and domestic and international long-distance wholesale services, as well as a license to use the 3.5 GHz frequency band that expires in August 2017, and a Pay TV license that expires in 2031. Renewal of the license expiring in 2017 is pending approval by the government.

In 2015, Arcotel authorized the transfer of Ecuador Telecom’s concessions for fixed-line voice, public telephone and domestic and international long-distance wholesale services, as well as its Pay TV license to Conecel. In November 2016, the Ecuadorian government also authorized the merger of Ecuador Telecom into Conecel.

Ecuador Telecom dissolved at the close of the merger, and Conecel is now the successor to all the rights and obligations arising from Ecuador Telecom’s concessions and licenses.

Recalculation of Concession Rights

Arcotel has initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concession, equivalent to 2.93% of Conecel’s annual revenues. In November 2016, Conecel paid Ps.0.6 billion (U.S.$31.3 million) in connection with such variable fees for the 2009 to 2011 period and Ps.0.3 billion (U.S.$13.8 million) for the 2012 to 2014 period. Similar recalculations are likely to occur in connection with the 2015 and 2016 fiscal years.

Peru

América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. In 2016, Claro Perú had plans to acquire 10 MHz in the 1.7/2.1 GHz band from a third-party operator but mutually agreed with the government to terminate that acquisition.

Each of the concessions was awarded by the MTC and covers a 20-year period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms.

In April 2015, new mobile termination rates were issued for 2015 through 2017, establishing two different rates, one for Claro Perú and Telefónica del Perú and a different one for our competitors, Viettel Perú S.A.C. and Entel. The ratespost-2017 are expected to be announced at the end of the year.

Regulation

As part of Claro Perú’s acquisitions of Olo del Perú S.A.C., TVS Wireless S.A.C. and their respective subsidiaries in 2016, we acquired additional licenses to operate on the 2.5 GHz band.

EUROPE

Legal Framework and Principal Regulatory Authorities

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

In 2015, the EU enacted Regulation (EU) 2015/2120, also known as the Telecoms Single Market Regulation, concerning retail roaming charges and net neutrality. The regulation (i) implemented additional regulations on net neutrality to protect the right of every European to non-discriminatory access to the internet, which came into effect in April 2016 and (ii) aims to end retail roaming charges by June 2017. Prior to the elimination of roaming charges, the caps on the roaming charges were reduced in April 2016; operators are only permitted to charge a small additional amount to domestic prices (up to €0.05 per minute of calls made, €0.01 per minute of calls received, €0.02 per SMS sent and €0.05 per MB of data). The net neutrality rules in the EU are similar to those in the United States with all traffic treated equally, subject to strict and clearly-identified exceptions. Telecommunications providers will still be able to offer specialized services, so long as these services are not supplied at the expense of the quality of the open internet.

Additionally, in each European country in which we operate, we are subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Regulation

Licenses

Country	Frequency	Termination date
Austria	800 MHz	Dec. 2029
	900 MHz	Dec. 2034
	1800 MHz	Dec. 2034
	2100 MHz	Dec. 2020
	2600 MHz	Dec. 2026
Bulgaria	900 MHz	June 2024
	1800 MHz	June 2024
	2100 MHz	Apr. 2025
Croatia	800 MHz	Oct. 2024
	900 MHz	Oct. 2024
	1800 MHz	Oct. 2024
	2100 MHz	Oct. 2024
Belarus	900 MHz	Dec. 2020
	1800 MHz	Dec. 2020
	2100 MHz	Dec. 2020
Slovenia	800 MHz	May 2029
	900 MHz	Jan. 2031
	1800 MHz	Jan. 2031
	2600 MHz	May 2029
	2100 MHz	Sept. 2021
Serbia	800 MHz	Jan. 2026
	900 MHz	Nov. 2026
	1800 MHz	Nov. 2026
	2100 MHz	Nov. 2026
Macedonia	800 MHz	Dec. 2033
	1800 MHz	Dec. 2033
	900 MHz	Sept. 2023
	2100 MHz	Feb. 2018

Regulation

OTHER JURISDICTIONS

Country	Principal Regulatory Authorities	Concession and Licenses
Costa Rica	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)	• Concessions in the 1800 MHz and 2100 MHz bands that all expire in 2026 • License to operate Pay TV services using DTH technology that will expire in 2027
El Salvador	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)

•          Concession of 50 MHz in the 1900 MHz band of which 30 MHz will expire in December 2017 and an application for renewal has been submitted; 10 MHz will expire in 2021; and 10 MHz will expire in 2028

•          Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

Guatemala	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	• Licenses in the 900 MHz and 1900 MHz bands that all expire in 2033
Nicaragua	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)

•          Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2022

•          Concession of 50 MHz in the 3.5 GHz band that will expire in 2022

•          Licenses to provide DTH technology that will expire in 2018 and Pay TV services that has an indefinite term

Honduras	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)

•          Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033

•          Licenses to operate Pay TV services through (i) HFC technology that will expire in 2017 and will undergo a process for renewal and (ii) DTH technology that will expire in 2020

Panama	National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)

•          License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands that all expire in 2028

•          Licenses to provide international long-distance, value-added services and Pay TV service through DTH technology, which expire in 2028, 2030 and 2034, respectively

United States (TracFone)	The Federal Communications Commission (“FCC”)	• Not required to hold wireless licenses to carry out its business

Regulation

Country	Principal Regulatory Authorities	Concession and Licenses
Dominican Republic	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones)

•          Concessions to use 26 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 30 MHz in the 3.5 GHz band and 40 MHz in the 1.7/2.1 GHz (AWS) band that expire in 2030

•          Licenses to provide Pay TV Services through DTH and IPTV technologies that expire in 2030

Puerto Rico	FCC and the Telecommunications Regulatory Board of Puerto Rico

•          Concessions to use the 700 MHz and 1900 MHz bands that expire in 2021 and 2017, respectively

•          Concessions to use the 800 MHz that expire in 2018, 2020, 2021 and 2026

•          Concessions to use the 1.7/2.1 GHz bands that expire in 2026 and 2028

•          Franchise to operate Pay TV Services using IPTV technology that expires in 2030

PART VII: ADDITIONAL INFORMATION

Additional Information

EMPLOYEES

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the end of each year in the three-year period ended December 31, 2016.

	December 31,
	2014	2015	2016
Number of employees	191,156	195,475	194,193
Category of activity:
Wireless	75,846	77,701	78,649
Fixed	103,577	101,077	97,104
Other businesses	11,733	16,697	18,440
Geographic location:
Mexico	83,484	88,446	90,306
South America	71,596	69,269	65,817
Central America	9,319	9,581	9,767
United States	849	902	848
Caribbean	9,666	9,605	9,488
Europe	16,242	17,672	17,967

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

Our material legal proceedings are described in Note 16 to our audited consolidated financial statements included in this annual report and in “Regulation” under Part VI.

Additional Information

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera S.C. (“Mancera”), during the fiscal years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015		2016
	(in millions of Mexican pesos)
Audit fees(1)	Ps.	207	Ps.	241
Audit-related fees(2)		14		15
Tax fees(3)		10		31
Total fees	Ps.	231	Ps.	287

(1)	Audit fees represent the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms in connection with the audit of our annual financial statements and statutory and regulatory audits.
(2)	Audit-related fees represent the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms for the review of reports on our operations submitted to IFT and attestation services that are not required by statute or regulation.
(3)	Tax fees represent fees billed by Mancera and its Ernst & Young Global affiliated firms for tax compliance services, tax planning services and tax advice services.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end rate reported by Banco de México for December 31, 2016 as published in the Official Gazette, expressed in pesos per U.S. dollar.

Period	High	Low	Average (1)	Period End
2012	14.3949	12.6299	13.1670	13.0101
2013	13.4394	11.9807	12.8210	13.0765
2014	14.7853	12.8462	13.3580	14.7180
2015	17.3776	14.5559	16.0379	17.2065
2016	21.0511	17.1767	18.6567	20.6640
October	19.4086	18.5147	18.9732	18.8443
November	21.0511	18.5089	19.9695	20.5521
December	20.7488	20.2226	20.5428	20.6640
2017
January	21.9076	20.6194	21.3955	21.0212
February	20.7908	19.7011	20.3525	19.8335
March	19.9957	18.8092	18.4165	18.8092
April (through April 19)	18.8334	18.5582	18.7366	18.5582

(1)	Average of month-end rates.

On April 19, 2017, the rate published by the Official Gazette was Ps.18.5582 to U.S.$1.00.

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of January 13, 2016 (together with an English translation) (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F, File No. 001-16269, filed on April 26, 2016).

7.1	Computation of Ratios of Earnings to Fixed Charges.

8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm.

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

Additional Information

GLOSSARY

Term	Definition
AWS	Advanced Wireless Services. This is a wireless telecommunications spectrum band used for wireless voice and data services, video and messaging.
Broadband	High-speed data transmission in which a single cable (coaxial cable or optical fiber) can carry a large amount of data at once.
Bundle or bundling	The marketing of different services as one combined service.
Churn rate	Disconnection rate. The ratio of wireless subscribers disconnected during a given period to the number of subscribers at the beginning of that period.
Covered population	Population covered by our wireless networks, expressed as the population count or as a percentage of the total population.
Cloud services	Internet-based services providing users with on-demand access to resources, data and information.
Data administration	Services that plan, organize and control data resources for customers according to their needs.
Data center	A facility used to house computer systems and associated components. We use our data centers to manage a number of cloud solutions.
DTH	Direct-to-home broadcasting is a method for transmitting satellite signals directly to the subscriber’s home.
Fixed-line	Telephone services requiring the use of a metal wire or fiber optic telephone line for transmission.
Fixed RGUs	RGUs from fixed voice, fixed data and Pay TV services.
GSM	Global System for Mobile Communications. A standard used to describe the protocols for certain digital cellular networks.
GSM EDGE	Enhanced Data Rates for GSM Evolution is a 3rd generation (“3G”) standard for wireless communication of data for mobile phones and data terminals.
HFC	Hybrid fiber-coaxial is a broadband network that combines optical fiber and coaxial cable.
Hosting services	Services allowing customers to provide content on the internet, either through maintaining a webpage, an email address or other services.
IAAS	Infrastructure as a service is a cloud-service model offering virtual machines and other resources.
IMT-2000	International Mobile Telecommunciations-2000 is a set of global standards by the International Telecommunication Union for 3G wireless telecommunications services and equipment.
Interconnection rates	The charges that one telecommunications network operator charges another network operator for allowing customers to access its network.
Licensed population	Population covered by the licenses that each of our subsidiaries manages.
Long-distance	Long-distance calls are calls made outside a defined area and may incur additional charges or be subject to specific regulations.
LTE/4G	Long-term evolution is a 4th generation (“4G”) standard for wireless communication of high-speed data for mobile phones and data terminals.
Machine-to-machine services	Services allowing direct communication between devices over a network, including fixed and wireless devices.

Term	Definition
Market share	A company’s subscriber base in a given country divided by the total number of subscribers in that country.
Mobile payment	Refers to payment services and applications operated and performed on a mobile device.
MHz	Megahertz. The unit of frequency to measure one thousand cycles per second that is used to determine radio frequencies.
MVNO	Mobile Virtual Network Operator. A wireless communications services provider that does not own the wireless network infrastructure but enters into agreements with other mobile service providers for the use of their networks.
Net debt	Total debt minus cash and cash equivalents, minus marketable securities or other short-term investments.
On-demand	Describes services providing customers with the ability to stream content over our network immediately upon their request.
OTT services	Over-the-top Services. The provision of content, including videos, television and other information, directly from the content provider to the viewer or end user.
Pay TV	Pay Television. This refers to television services we offer to subscribers through cable and satellite networks.
PCS	Personal Communications Service refers to a wide range of wireless communication technologies, including cellular, mobile data, Internet or paging services. Similar but distinct from cellular telephone services in the frequencies on which they operate and the power levels each uses to transmit signals, among other differences.
Prepaid subscriber	A subscriber who does not hold a contract with the company for voice and data services but pays in advance for specific use of services.
Postpaid subscriber	A subscriber who has a contract with the company for voice and data services and is billed recurrently for use of services.
RGU	Revenue Generating Unit. This is an individual subscriber who provides recurring revenue.
Roaming	Allows wireless subscribers to access networks other than our own, enabling them to use their devices, including for voice and data transmission. Typically refers to using accessing a network while abroad.
SMS	Short Message Service. A text messaging service component of a fixed or wireless communication system.
SAAS	Software as a service is a cloud-service model offering users access to software applications and databases.
Subscriber acquisition cost	The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is the difference between equipment cost and equipment revenues.
Total RGUs	Fixed RGUs and wireless subscribers.
UMTS	Universal Mobile Telecommunications System is a 3G mobile cellular system for networks based on the GSM standard.
VPN	Virtual private network grants users access to a private network virtually across a public network.
Wireless penetration	Total wireless subscribers in a given country divided by the total population in that country.

Additional Information

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Pages
1	Identity of directors, senior management and advisers	Not applicable	—
2	Offer statistics and expected timetable	Not applicable	—
3	Key information
	3A Selected financial data	Selected financial data Exchange rates	1 129
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	51
4	Information on the Company
	4A History and development of the Company	Information on the Company Note 10—Property, Plant and Equipment, Net Liquidity and capital resources	4 F-44 41
	4B Business overview	Information on the Company Regulation	4 105
	4C Organizational structure	Exhibit 8.1	—
	4D Property, plant and equipment	Information on the Company Note 10—Property Plant, and Equipment, Net Liquidity and capital resources Regulation	4 F-44 41 105
4A	Unresolved staff comments	None	—
5	Operating and financial review and prospects
	5A Operating results	Overview Results of operations	19 22
	5B Liquidity and capital resources	Liquidity and capital resources	41
	5C Research and development, patents and licenses, etc.	Not applicable	—
	5D Trend information	Overview Results of operations	19 22
	5E Off-balance sheet arrangements	Off-balance sheet arrangement	41
	5F Tabular disclosure of contractual obligations	Contractual obligations	42
6	Directors, senior management and employees
	6A Directors and senior management	Management	90
	6B Compensation	Management compensation	97
	6C Board practices	Management Management compensation	90 97
	6D Employees	Employees	126
	6E Share ownership	Major shareholders Management compensation	65 97
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	65
	7B Related party transactions	Related party transactions	67
	7C Interests of experts and counsel	Not applicable	—
8	Financial information
	8A Consolidated statements and other financial information	Consolidated Financial Statements Dividends Note 16—Commitments and Contingencies	137 68 F-64
	8B Significant changes	Not applicable	—

Item	Form 20-F caption	Location in this report	Pages
9	The offer and listing
	9A Offer and listing details	Trading markets	69
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	69
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	Additional information
	10A Share capital	Bylaws	73
	10B Memorandum and articles of association	Bylaws	73
	10C Material contracts	Information on the Company Results of operations Related party transactions	4 22 67
	10D Exchange controls	Additional information	125
	10E Taxation	Taxation of shares and ADSs	83
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Additional information	125
	10I Subsidiary information	Not applicable	—
11	Quantitative and qualitative disclosures about market risk	Risk management	46
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	Depositary shares	80
13	Defaults, dividend arrearages and delinquencies	Not applicable	—
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	—
15	Controls and procedures	Controls and procedures	101
16A	Audit committee financial expert	Management	90
16B	Code of ethics	Code of ethics	104
16C	Principal accountant fees and services	Principal accountant fees and services	128
16D	Exemptions from the listing standards for audit committees	Not applicable	—
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	81
16F	Change in registrant’s certifying accountant	Not applicable	—
16G	Corporate governance	Corporate governance	89
16H	Mine safety disclosure	Not applicable	—
17	Financial statements	Not applicable	—
18	Financial statements	Consolidated Financial statements	137
19	Exhibits	Additional Information	125

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 24, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII: CONSOLIDATED FINANCIAL STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2014, 2015 and 2016

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2014, 2015 and 2016

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 24, 2017, expressed an unqualified opinion thereon.

/s/ MANCERA, S.C.

Mexico City, Mexico

April 24, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

		At December 31,
	Note	2015		2016		2016 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	45,160,032	Ps.	23,218,383	US$	1,120
Marketable securities and other short-term investments	4		56,347,469		54,857,157		2,646
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net	5		145,355,527		205,774,539		9,926
Related parties	6		845,633		740,492		36
Derivative financial instruments	7		40,882,008		909,051		44
Inventories, net	8		35,577,472		36,871,292		1,779
Other current assets, net	9		17,277,913		19,538,093		942

Total current assets		Ps.	341,446,054	Ps.	341,909,007	US$	16,493
Non-current assets:
Property, plant and equipment, net	10	Ps.	573,528,878	Ps.	701,190,066	US$	33,823
Intangibles, net	11		124,745,040		152,369,446		7,350
Goodwill	11		137,113,716		152,632,635		7,362
Investments in associated companies			3,110,570		3,603,484		174
Deferred income taxes	13		81,407,012		112,651,699		5,434
Accounts receivable, subscribers and distributors	5		9,885,600		11,184,860		540
Other assets, net	9		25,249,943		39,501,077		1,905

Total assets		Ps.	1,296,486,813	Ps.	1,515,042,274	US$	73,081

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	119,589,786	Ps.	82,607,259	US$	3,985
Accounts payable	15a		189,938,381		237,265,126		11,445
Accrued liabilities	15b		52,243,228		70,479,230		3,400
Income tax	13		3,726,613		3,200,673		154
Other taxes payable			16,623,389		22,087,957		1,065
Derivative financial instruments	7		7,450,790		14,136,351		682
Related parties	6		2,246,834		2,971,325		143
Deferred revenues			33,399,892		37,255,328		1,797

Total current liabilities		Ps.	425,218,913	Ps.	470,003,249	US$	22,671
Non-current-liabilities:
Long-term debt	14	Ps.	563,626,958	Ps.	625,194,144	US$	30,157
Deferred income taxes	13		11,589,865		14,061,881		678
Income tax	13		316,546		2,348,069		113
Deferred revenues			1,052,940		1,625,270		78
Derivative financial instruments	7		3,314,146		3,448,396		166
Asset retirement obligations	15c		11,569,897		16,288,631		786
Employee benefits	17		118,943,362		111,048,867		5,357

Total non-current liabilities		Ps.	710,413,714	Ps.	774,015,258	US$	37,335

Total liabilities		Ps.	1,135,632,627	Ps.	1,244,018,507	US$	60,006

Equity:
Capital stock	19		96,338,477		96,337,514		4,647
Retained earnings:
Prior years			137,276,667		149,065,873		7,190
Profit for the year			35,054,772		8,649,427		417

Total retained earnings			172,331,439		157,715,300		7,607
Other comprehensive loss items			(156,391,921)		(45,137,571)		(2,175)

Equity attributable to equity holders of the parent			112,277,995		208,915,243		10,079
Non-controlling interests			48,576,191		62,108,524		2,996

Total equity			160,854,186		271,023,767		13,075

Total liabilities and equity		Ps.	1,296,486,813	Ps.	1,515,042,274	US$	73,081

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the year ended December 31
	Note	2014		2015		2016		2016 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Mobile voice services		Ps.	258,220,093	Ps.	256,146,766	Ps.	242,302,380	US$	11,688
Fixed voice services			111,512,520		95,470,187		95,299,154		4,597
Mobile data services			192,590,454		226,723,039		256,936,895		12,394
Fixed data services			99,932,561		109,257,140		126,278,206		6,091
Paid television			68,894,060		66,050,857		78,268,778		3,775
Sales of equipment, accessories and computers			95,847,058		115,938,623		143,527,123		6,923
Other related services			21,583,254		24,151,127		32,799,952		1,582

		Ps.	848,580,000	Ps.	893,737,739	Ps.	975,412,488	US$	47,050

Operating costs and expenses:
Cost of sales and services			386,707,682		420,263,931		485,060,579		23,397
Commercial, administrative and general expenses			185,567,848		201,360,956		228,101,116		11,003
Other expenses			4,756,669		4,984,956		4,114,562		198
Depreciation and amortization	9,10 and 11		114,993,551		125,714,735		148,525,921		7,164

		Ps.	692,025,750	Ps.	752,324,578	Ps.	865,802,178	US$	41,762

Operating income		Ps.	156,554,250	Ps.	141,413,161	Ps.	109,610,310	US$	5,288

Interest income			7,052,271		4,853,012		4,192,595		202
Interest expense			(31,522,523)		(31,197,372)		(33,862,012)		(1,633)
Foreign currency exchange loss, net			(28,615,459)		(78,997,988)		(40,427,407)		(1,951)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	21		(10,190,261)		21,496,316		(16,225,841)		(783)
Equity interest in net (loss) income of associated companies			(6,073,009)		(1,426,696)		189,950		9

Profit before income tax			87,205,269		56,140,433		23,477,595		1,132
Income tax	13		39,707,549		19,179,651		11,398,856		550

Net profit for the year		Ps.	47,497,720	Ps.	36,960,782	Ps.	12,078,739	US$	582

Net profit for the year attributable to:
Equity holders of the parent		Ps.	46,146,370	Ps.	35,054,772	Ps.	8,649,427	US$	417
Non-controlling interests			1,351,350		1,906,010		3,429,312		165

		Ps.	47,497,720	Ps.	36,960,782	Ps.	12,078,739	US$	582

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.67	Ps.	0.52	Ps.	0.13	US$	0.01

Other comprehensive income (loss) items:
Net other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities and affiliates		Ps.	(6,255,715)	Ps.	(35,606,320)	Ps.	107,498,708	US$	5,185
Effect of fair value of derivatives, net of deferred taxes			(313,572)		37,495		49,129		2
Unrealized gain (loss) on available for sale securities, net of deferred taxes			—		4,011		(6,673,731)		(322)
Items that will not be reclassified to profit or (loss) in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			(6,807,975)		(17,980,418)		14,773,399		713

Total other comprehensive (loss) income items for the year, net of deferred taxes	20		(13,377,262)		(53,545,232)		115,647,505		5,578

Total comprehensive income (loss) for the year		Ps.	34,120,458	Ps.	(16,584,450)	Ps.	127,726,244	US$	6,160

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		Ps.	33,404,912	Ps.	(16,750,963)	Ps.	120,974,842	US$	5,835
Non-controlling interests			715,546		166,513		6,751,402		325

		Ps.	34,120,458	Ps.	(16,584,450)	Ps.	127,726,244	US$	6,160

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31, 2014, 2015 and 2016

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on available for sale securities		Re-measurement of defined benefit plans		Cumulative Translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2013	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	—	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077
Net profit for the year		—		—		46,146,370		—		—		—		—		46,146,370		1,351,350		47,497,720
Effect of fair value of derivatives, net of deferred taxes		—		—		—		(329,112)		—		—		—		(329,112)		15,540		(313,572)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(6,625,463)		—		(6,625,463)		(182,512)		(6,807,975)
Effect of translation of foreign entities		—		—		—		—		—		—		(5,786,883)		(5,786,883)		(468,832)		(6,255,715)

Comprehensive income for the year		—		—		46,146,370		(329,112)		—		(6,625,463)		(5,786,883)		33,404,912		715,546		34,120,458
Dividends declared		—		—		(16,539,294)		—		—		—		—		(16,539,294)		(31,356)		(16,570,650)
Repurchase of shares		(9,708)		—		(34,646,254)		—		—		—		—		(34,655,962)		—		(34,655,962)
Acquisition of non-controlling interests arising on business combination of Telekom Austria (Note 12)		—		—		—		9,751		—		45		(290,461)		(280,665)		39,239,141		38,958,476
Capital stock increase in Telekom Austria (Note 12)		—		—		—		—		—		—		—		—		7,181,894		7,181,894
Other acquisitions of non-controlling interests and others		—		—		54,674		—		—		—		—		54,674		(4,750,919)		(4,696,245)

Balance at December 31, 2014		96,382,631		358,440		191,975,968		(1,556,693)		—		(62,992,683)		(39,783,387)		184,384,276		50,254,772		234,639,048
Net profit for the year		—		—		35,054,772		—		—		—		—		35,054,772		1,906,010		36,960,782
Effect of fair value of derivatives, net of deferred taxes		—		—		—		37,011		—		—		—		37,011		484		37,495
Unrealized gain on available for sale securities, net of deferred taxes		—		—		—		—		4,011		—		—		4,011		—		4,011
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(17,791,354)		—		(17,791,354)		(189,064)		(17,980,418)
Effect of translation of foreign entities		—		—		—		—		—		—		(34,055,403)		(34,055,403)		(1,550,917)		(35,606,320)

Comprehensive income (loss) for the year		—		—		35,054,772		37,011		4,011		(17,791,354)		(34,055,403)		(16,750,963)		166,513		(16,584,450)
Dividends declared		—		—		(37,192,594)		—		—		—		—		(37,192,594)		(447,085)		(37,639,679)
Repurchase of shares		(9,154)		—		(33,942,627)		—		—		—		—		(33,951,781)		—		(33,951,781)
Effect of spin-off (Note 12)		(35,000)		—		16,193,640		—		—		—		—		16,158,640		—		16,158,640
Derecognition of the equity method investment in KoninKlijke KPN, with retained available for sale financial interest (Note 12)		—		—		—		1,458,894		—		(2,060,910)		348,593		(253,423)		—		(253,423)
Other acquisitions of non-controlling interests and others		—		—		(116,160)		—		—		—		—		(116,160)		(1,398,009)		(1,514,169)

Balance at December 31, 2015		96,338,477		358,440		171,972,999		(60,788)		4,011		(82,844,947)		(73,490,197)		112,277,995		48,576,191		160,854,186
Net profit for the year		—		—		8,649,427		—		—		—		—		8,649,427		3,429,312		12,078,739
Effect of fair value of derivatives, net of deferred taxes		—		—		—		48,496		—		—		—		48,496		633		49,129
Unrealized loss on available for sale securities, net of deferred taxes		—		—		—		—		(6,673,731)		—		—		(6,673,731)		—		(6,673,731)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		14,771,770		—		14,771,770		1,629		14,773,399
Effect of translation of foreign entities		—		—		—		—		—		—		104,178,880		104,178,880		3,319,828		107,498,708

Comprehensive income (loss) for the year		—		—		8,649,427		48,496		(6,673,731)		14,771,770		104,178,880		120,974,842		6,751,402		127,726,244
Dividends declared		—		—		(18,339,294)		—		—		—		—		(18,339,294)		(652,341)		(18,991,635)
Stock dividend (Note 19)		1,512		—		4,606,274		—		—		—		—		4,607,786		—		4,607,786
Repurchase of shares		(2,475)		—		(7,213,397)		—		—		—		—		(7,215,872)		—		(7,215,872)
Partial sale of shares of Telekom Austria (Note 12)		—		—		—		—		—		68,127		(1,139,192)		(1,071,065)		7,394,401		6,323,336
Other acquisitions of non-controlling interests (Note 12)		—		—		(2,319,149)		—		—		—		—		(2,319,149)		38,871		(2,280,278)

Balance at December 31, 2016	Ps.	96,337,514	Ps.	358,440	Ps.	157,356,860	Ps.	(12,292)	Ps.	(6,669,720)	Ps.	(68,005,050)	Ps.	29,549,491	Ps.	208,915,243	Ps.	62,108,524	Ps.	271,023,767

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

		For the year ended December 31
	Note	2014		2015		2016		2016 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	87,205,269	Ps.	56,140,433	Ps.	23,477,595	US$	1,132
Items not requiring the use of cash:
Depreciation	10		106,386,514		110,155,403		127,662,344		6,158
Amortization of intangible and other assets	9 and 11		8,607,037		15,559,332		20,863,577		1,006
Equity interest in net loss (income) of associated companies			6,073,009		1,426,696		(189,950)		(9)
Loss (gain) on derecognition of equity method investment			3,172,218		(11,988,038)		—		—
Loss on sale of property, plant and equipment			297,609		127,379		8,059		—
Net period cost of labor obligations	17		7,855,714		9,278,081		14,240,271		687
Foreign currency exchange loss, net			36,559,881		59,251,486		34,049,726		1,642
Interest income			(7,052,271)		(4,853,012)		(4,192,595)		(202)
Interest expense			31,522,523		31,197,372		33,862,012		1,633
Employee profit sharing			4,058,158		3,311,887		2,235,267		108
Loss on partial sales of shares of associated company			5,554,612		545		—		—
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net			(3,410,626)		(18,313,877)		85,216		4
Working capital changes:
Accounts receivable from subscribers, distributors and other			(11,791,213)		(17,641,833)		(14,192,651)		(685)
Prepaid expenses			7,469,217		(1,765,071)		792,979		38
Related parties			470,719		113,662		829,632		40
Inventories			2,470,754		(83,902)		3,076,159		148
Other assets			(7,996,680)		(8,378,977)		(2,944,581)		(142)
Employee benefits			(14,916,385)		(3,058,536)		(5,384,944)		(260)
Accounts payable and accrued liabilities			14,260,208		(6,269,338)		18,196,349		878
Employee profit sharing paid			(4,737,467)		(4,055,711)		(3,297,439)		(159)
Financial instruments and other			(3,984,891)		(1,882,540)		28,878,632		1,396
Deferred revenues			1,356,453		782,803		(972,376)		(47)
Interest received			4,722,621		5,275,303		3,239,845		156
Income taxes paid			(33,542,469)		(50,602,556)		(44,525,073)		(2,148)

Net cash flows provided by operating activities		Ps.	240,610,514	Ps.	163,726,991	Ps.	235,798,054	US$	11,374

Investing activities
Purchase of property, plant and equipment			(126,265,297)		(128,039,913)		(138,707,157)		(6,691)
Acquisition of intangibles			(19,319,656)		(23,532,826)		(16,316,738)		(787)
Dividends received from associates			359,413		1,645,712		5,740,092		277
Proceeds from sale of plant, property and equipment			96,781		27,329		115,600		6
Acquisition of businesses, net of cash acquired			(11,910,582)		(3,457,153)		(1,823,813)		(88)
Partial sale of shares of associated company			12,066,037		633,270		—		—
Proceeds from repayment of related party loan			—		21,000,000		—		—
Investments in associate companies			(2,654,342)		(177,965)		(3,487)		—

Net cash flows used in investing activities		Ps.	(147,627,646)	Ps.	(131,901,546)	Ps.	(150,995,503)	US$	(7,283)

Financing activities
Loans obtained			44,174,698		189,073,791		64,281,631		3,101
Repayment of loans			(36,683,909)		(133,110,776)		(125,672,444)		(6,062)
Interest paid			(33,283,418)		(32,830,432)		(32,125,872)		(1,550)
Repurchase of shares			(35,049,327)		(34,443,084)		(7,021,247)		(339)
Dividends paid			(17,054,829)		(37,359,600)		(13,809,957)		(666)
Derivative financial instruments			653,116		(503,444)		(351,213)		(17)
Capital stock increase in Telekom Austria			7,181,894		—		—		—
Partial sale of shares in subsidiary			—		—		6,323,336		305
Acquisition of non-controlling interests			(4,696,245)		(1,031,049)		(2,280,278)		(110)

Net cash flows used in financing activities		Ps.	(74,758,020)	Ps.	(50,204,594)	Ps.	(110,656,044)	US$	(5,338)

Net increase (decrease) in cash and cash equivalents		Ps.	18,224,848	Ps.	(18,379,149)	Ps.	(25,853,493)	US$	(1,247)

Adjustment to cash flows due to exchange rate fluctuations, net			85,305		(2,934,522)		3,911,844		189
Cash and cash equivalents at beginning of the year			48,163,550		66,473,703		45,160,032		2,178

Cash and cash equivalents at end of the year		Ps.	66,473,703	Ps.	45,160,032	Ps.	23,218,383	US$	1,120

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end of year		Ps.	16,771,745	Ps.	12,785,347	Ps.	13,497,804	US$	652

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2014, 2015 and 2016

(In thousands of Mexican pesos [Ps.] and thousands of U.S. dollars [US$], unless otherwise indicated)

1. Description of the Business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout the United States, Latin America, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, sales of equipment, accessories, computers as well as other related services and over the top services.

•	The voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Equipment, accessories and computer sales

•	Other related revenues from advertising in telephone directories, publishing and call center services.

•	Sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user.

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

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, México.

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 24, 2017, and subsequent events have been considered through that date.

II. Relevant events in 2016

a)	During 2016, there was currency depreciation mainly in the Mexican peso against the US dollar and the euro, and the Brazilian real against the US dollar, euro and the Mexican peso. Because a significant portion of the Company’s debt is denominated in US dollars and euros, as well as the fact that a significant portion of the Company’s subsidiary operations have the Brazilian real as functional currency, the currency depreciation adversely affected the results of the Company as part of the foreign currency exchange loss of the period.

b)	In December 2016, Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) agreed to purchase from Mexico’s Grupo MVS, 60MHz of spectrum in the 2.5 GHz band. The acquisition and its terms remain subject to regulatory review and approval.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments (assets and liabilities), the trust assets of post-employment and other employee benefit plans and the investments in available for sale securities, which are presented at the market value.

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

According to the IFRS 10 “Consolidated Financial Statements”, control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee, if and only if, the Company has:

(a)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

(b)	Exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	The contractual arrangement with the other vote holders of the investee.

(b)	Rights arising from other contractual arrangements; and

(c)	The Company’s voting rights and potential voting rights.

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

The equity interest in the most significant subsidiaries and associated companies at December 31, 2015 and 2016, is as follows:

		Equity interest at December 31
Company name	Country	2015	2016
Subsidiaries:
AMX Tenedora, S.A. de C.V. a)	Mexico	100.0%	100.0%
América Móvil B.V. a)	Netherlands	100.0%	100.0%
AMOV Canadá, S.A. a)	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. b)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V. a)	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b)1)	USA	98.2%	100.0%
Claro Telecom Participacoes, S.A. a)	Brazil	100.0%	100.0%
Americel, S.A. b)	Brazil	99.9%	99.9%
Claro S.A. (Claro Brasil) b)	Brazil	96.4%	97.7%
América Central Tel, S.A. de C.V. (“ACT”) a)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Estesa Holding Corp. a)	Panama	100.0%	100.0%
Cablenet, S.A. b)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (“Estesa”) b)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V. a)	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Cablenet, S.A. (“Cablenet”) b)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (“Telecomoda”) b)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (“Publicom”) c)	El Salvador	48.8%	48.8%
CTE Telecom Personal, S.A. de C.V. (“Personal”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A. b)	Colombia	99.3%	99.3%

		Equity interest at December 31
Company name	Country	2015	2016
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. a)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. a)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panama	100.0%	100.0%
CGTEL, S.A.P.I. de C.V.(f.k.a.Carso Global Telecom, S.A. de C.V). a)	Mexico	99.9%	99.9%
Empresas y Controles en Comunicaciones, S.A. de C.V. a)	Mexico	99.9%	99.9%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.7%	98.7%
Telmex Internacional, S.A. de C.V. a)	Mexico	97.8%	97.8%
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.(Consertel) a)	Mexico	98.4%	98.4%
Telmex Argentina, S.A. b)	Argentina	99.7%	99.7%
Ertach, S.A. b)	Argentina	99.8%	99.8%
Telstar, S.A. b)	Uruguay	99.9%	99.9%
Ecuador Telecom, S.A. b)2)	Ecuador	98.4%	—
Claro 110, S.A. b)	Chile	99.9%	99.9%
Sección Amarilla USA, LLC. c)	USA	98.4%	98.4%
Publicidad y Contenido Editorial, S.A. de C.V. c)	Mexico	98.4%	98.4%
Editorial Contenido, S.A. de C.V. c)	Mexico	98.4%	98.4%
Plaza VIP COM, S.A.P.I. de C.V. c)	Mexico	100.0%	—
Grupo Telvista, S.A. de C.V. c)	Mexico	89.4%	89.4%
Telekom Austria AG b)	Austria	59.7%	51.0%
Hitss Solutions, S.A. de C.V. c)	Mexico	68.9%	69.9%
Associates
Plaza VIP COM, S.A.P.I. de C.V. c)	Mexico	—	25.5%

a)	Holding companies
b)	Operating companies of mobile and fixed services
c)	Advertising media, content companies and/or other businesses
1)	See Note 12 for further details on the accounting for change in equity interest.
2)	In December 2016, this entity was merged with Conecel

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries (those outside of Mexico) jointly represent approximately 66%, 69% and 72% of consolidated operating revenues of 2014, 2015 and 2016, respectively, and their total assets jointly represent approximately 74% and 83% of consolidated total assets at December 31, 2015 and 2016, respectively.

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

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2015 and 2016, the cumulative translation (loss) gain was Ps. (73,490,197) and Ps. 29,549,491, respectively.

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

The Company divides its main services into seven types as presented in the consolidated statements of comprehensive income, as follows:

•	Mobile voice

•	Mobile data

•	Fixed voice

•	Fixed data

•	Pay TV

•	Sales of equipment, accessories and computers

•	Other related services (including over the top services)

The Company accounts separately for multiple elements. To recognize the multi-elements or multiple services at its fair value, the Company assigns its fair value to each type of element. In multi-elements plans, the Company considers the price offered in each package, offered minutes and data plans offered to the subscribers.

Voice services

•	Monthly rent in post-paid plans is billed based on the associated plan and package rates, corresponding to when the services are provided. Revenues billed for services to be rendered in the future are initially recorded as deferred revenues.

•	Revenues from local services are derived from charges for line installations, monthly rent for services and monthly charges for metered services based on the number of minutes. These revenues depend on the number of lines in service, the number of newly installed lines and volume of minutes.

•	Revenues for interconnection services, which represent calls from other carriers entering the Company’s mobile and fixed line networks (incoming interconnection services), are recognized at the time the service is provided. Such services are invoiced based on the rates previously agreed with other carriers.

•	Long-distance revenues originate from airtime or minutes used in making calls in a region or coverage area outside of the area where the customer’s service is activated. These revenues are recognized at the time the service is provided.

•	Revenues from roaming charges are related to airtime charged to customers for making or receiving calls when visiting a local service area, country or region outside the local service area where the customer’s service is activated. The related revenues are recognized at the time the service is provided based on the rates established and agreed upon by our subsidiaries with other domestic and international mobile carriers.

Data

•	Value-added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

•	Revenues from internet services and the sale of point-to-point and point-to-multipoint links are recognized on the date of installation, which is similar to the date when the respective traffic begins.

•	Revenues from corporate networks are obtained mainly from private lines and from providing virtual private network services. These revenues are recognized at the time the respective traffic begins.

Pay television

•	Revenues from pay TV include payments for package deals, pay-per-view and advertising, all of which are recognized at the time the services are provided.

Sales of equipment, accessories and computers

•	Sales of mobile phone equipment, accessories and computers, which are made to authorized distributors and the general public, are recognized as revenue when the risks as rewards of ownership has passed, which is considered the time the products are delivered and accepted by the customer (distributors and general public) and the recovery of the amounts is probable. The distributors and general public do not have the right to return the products.

•	In some subsidiaries of the Company, mobile equipment is sold to customers as part of postpaid plans, where the sale of such equipment may be financed over twelve to twenty four months.

•	The accounting policy of the Company is to recognize the revenue and the cost of the mobile equipment at the time of the sale. Interest earned as a consequence of the financing of mobile equipment is considered immaterial over the life of the contract.

Other related services

Transmission rights

•	Transmission rights include exclusive rights for the transmission of the Winter Olympic Games and the Rio de Janeiro Olympics for 2016. The related costs and expenses (amortization of its investment) are recognized when the associated revenue is recognized.

Marketing revenues

•	Advertising revenues earned through the publication of the telephone directory are recognized in straight line over the period of use of the directories.

Over the top services

•	The provision of content, including videos, television and other information, directly from the content provider to the viewer or end user. The revenues services provided as Pay TV content and videos included in both fixed and mobile plans are recognized at the time the service is provided.

Any additional services such as additional programming or content that exceeds the plans original contract with customers is recognized and invoiced as revenue when such services are provided to customers.

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

In all three cases the fees are recognized within “commercial, administrative and general expenses” line in the consolidated statements of comprehensive income, as these fees are not reflected in the price of services and products.

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits and highly liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their market value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9). Restricted cash is presented as part of “Other assets” within other non-current financial assets given that the restrictions are long-term in nature (See Note 9).

g) Marketable securities and other short term investments

Marketable securities and other short term investments are primarily composed of investment securities available for sale, although this line item also includes other short-term financial investments. Amounts are initially recorded at cost and adjusted to their estimated fair value. Fair value adjustments for available for sale securities are recorded through other comprehensive income, while fair value adjustments for other short-term investments are recorded in the income statement as they occur. An available-for-sale equity security is considered to be impaired if there is objective evidence that the cost may not be recovered. The Company considers whether there is a significant or prolonged decline in the fair value of an investment in such instruments below its cost to determine if such impairment exists.

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

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstance and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

If the business combination is achieved in stages, any previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss in the “Other expenses” caption in the consolidated statements of comprehensive income.

Goodwill is initially measured as the excess of the aggregate of the fair value of the consideration transferred plus any non-controlling interest in the acquired over the net value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

If the consideration paid is less than the fair value of the net assets of the acquired company, (in the case of a bargain purchase), the difference is recognized in the consolidated statements of comprehensive income.

Goodwill is reviewed annually to determine its recoverability or more often if circumstances indicate that the carrying value of the goodwill might not be fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it originated. If this recovery value is lower than the carrying value, an impairment loss is charged to results of operations.

For the years ended December 31, 2014, 2015 and 2016, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

k) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2014, 2015 and 2016 the borrowing costs that were capitalized amounted to Ps. 3,258,928, Ps. 3,524,841 and Ps. 2,861,307, respectively.

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

During the years ended December 31, 2014, 2015 and 2016, no impairment losses were recognized.

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

In some of the jurisdictions where the Company operates and under certain circumstances, the Company may be required to transfer certain assets covered by some of its concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. In Brazil, for example, Claro Brasil is required to maintain and file before the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”) a list of assets potentially subject to reversion. The most recent publicly available filing, published by Anatel in 2016 (referring to the base year 2015), lists potentially reversible assets for an estimated book value of Ps. 24,129,223 (3,793,247 Brazilian reals). The Company believes that this list significantly overstates the extent of assets that would as a legal matter be subject to reversion, but there is no regulatory requirement or legal basis for a more refined analysis. See also Notes 10 and 16c).

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

During the years ended December 31, 2014, 2015 and 2016, no impairment losses were recognized for licenses, trademarks, rights of use or customer relationships.

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

Key assumptions used in value in use calculations

The forecasts were performed by the Company’s management in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2016.

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

The most significant forward looking estimates used for the 2015 and 2016 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2015:
Europe (7 countries)	24.50% - 49.46%	13.88% - 22.8%	5.19% - 15.34%
Brazil (fixed line, wireless and TV)	29.82%	19.01%	8.89%
Puerto Rico	18.97%	5.28%	5.26%
Dominican Republic	45.32%	10.90%	18.98%
Mexico (fixed line and wireless)	34.26%	10.97%	13.22%
Ecuador	32.37%	9.70%	22.52%
Peru	34.52%	14.60%	15.34%
El Salvador	41.45%	16.43%	13.30%
Chile	44.58%	33.14%	12.26%
Colombia	41.31%	17.04%	12.85%
Other countries	7.90% - 49.25%	0.5% - 17.39%	8.48% - 22.10%

	Average margin on EBITDA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2016:
Europe (7 countries)	23.61% - 51.58%	8.29% - 20.72%	8.74% - 20.07%
Brazil (fixed line, wireless and TV)	31.65%	18.21%	9.70%
Puerto Rico	28.91%	9.08%	11.29%
Dominican Republic	45.83%	10.55%	19.70%
Mexico (fixed line and wireless)	33.38%	10.75%	14.34%
Ecuador	35.80%	7.92%	22.84%
Peru	28.92%	14.18%	14.20%
El Salvador	39.43%	23.69%	21.95%
Chile	25.92%	8.61%	7.87%
Colombia	38.34%	14.40%	13.93%
Other countries	10.1% - 48.92%	0.5% - 21.39%	7.39% - 23.79%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-life assets in its CGUs, by approximately Ps. 505,000.

WACC- Additionally, should the Company increase by 50 basis points the WACC and maintain all other assumptions the same, the carrying amount of the long-life assets, mainly in the Central America, region would be impaired by approximately Ps. 1,664,000.

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

Finance leases

Lease agreements that substantially transfer all the risks and benefits of ownership of the leased assets to the Company are accounted for as finance leases. Accordingly, upon commencement of the lease, the asset, which is classified based on its nature, and associated debt are recorded at the lower of the fair value of the leased asset or the present value of the lease payments. Finance lease payments are apportioned between the reduction of lease liability and the finance cost so that a constant interest rate is determined on the outstanding liability balance. Finance costs are charged to results of operations over the life of the agreement.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including separated embedded derivatives, are also classified as held for trading fair value through profit or loss, unless they are designated as effective hedging instruments as defined in IAS 39. Financial assets at fair value through profit or loss are recorded in the consolidated statements of financial position at fair value with net changes in fair value in the consolidated statements of comprehensive income in the within “valuation of derivatives, interest cost from labor obligations and other financial items”.

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

Available-for-sale financial assets

Available-for-sale financial assets are recorded at fair value, with gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in “valuation of derivatives, interest cost from labor obligations and other financial items” The fair value of investments is readily available based on market value. The foreign exchange gain or losses of securities available for sale are recognized in the caption ¨Foreign currency exchange loss, net¨ of the consolidated statement of comprehensive income.

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

Gains or losses on financial liabilities held for trading are recognized in the consolidated statements of “valuation of derivatives, interest cost from labor obligations and other financial items”.

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

This category generally applies to interest-bearing loans and borrowings. For more information refer Note 14.

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

Note 7 and 18 provides an analysis of the fair values of the Company’s financial instruments.

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2014	2015	2016	2015	2016
Argentina (1)	Argentine Peso	1.6405	1.7152	1.2632	1.3195	1.3047
Brazil	Real	5.6574	4.8068	5.3868	4.4065	6.3611
Colombia	Colombian Peso	0.0067	0.0058	0.0061	0.0055	0.0069
Guatemala	Quetzal	1.7195	2.0704	2.4548	2.2544	2.7561
U.S.A. (2)	US Dollar	13.2969	15.8504	18.6529	17.2065	20.7314
Uruguay	Uruguay Peso	0.5726	0.5810	0.6206	0.5745	0.7066
Nicaragua	Cordobas	0.5122	0.5813	0.6515	0.6161	0.7071
Honduras	Lempiras	0.6291	0.7171	0.8109	0.7639	0.8759
Chile	Chilean Peso	0.0233	0.0243	0.0276	0.0242	0.0310
Paraguay	Guaraní	0.0030	0.0031	0.0033	0.0030	0.0036
Peru	Soles	4.6830	4.9746	5.5232	5.0415	6.1701
Dominican Republic	Dominican Peso	0.3050	0.3515	0.4048	0.3776	0.4438
Costa Rica	Colon	0.0244	0.0293	0.0338	0.0316	0.0369
European Union	Euro	17.6507	17.3886	20.6334	18.6828	21.8032
Bulgaria	Lev	8.8045	9.3785	10.5483	9.5527	11.1561
Belarus (3)	Belarusian Ruble	0.0012	0.0009	0.0009	0.0009	0.0011
Croatia	Croatian Kuna	2.2508	2.4096	2.7392	2.4452	2.8886
Macedonia	Macedonian Denar	0.2805	0.2984	0.3350	0.3037	0.3546
Serbia	Serbian Denar	0.1449	0.1517	0.1676	0.1537	0.1768

(1)	In the years ended December 31, 2015 and 2016, the Argentine peso depreciated against the US dollar by 52.5% and 21.8%, respectively, considering the exchange rate of that foreign currency in the single and free market of changes. The Company believes that general market sentiment is that on the basis of the quantitative and qualitative indicators in IAS 29, the economy of Argentina should not be considered as hyperinflationary as of December 31, 2016. However, it is possible that certain market participants and regulators could have varying views on this topic both during 2016 and as Argentina’s economy continue to evolve in 2017. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.
(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
(3)	Year-end rates were used for the translation of revenues and expenses as IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ was applied in 2014. In January 2015, hyperinflation accounting has been discontinued, as the characteristics indicating hyperinflation have no longer been met
(4)	On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated statements of comprehensive income.
(5)	As of April 19, 2017, the exchange rate between the US dollar and the Mexican Peso was 18.5582.

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

r) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México, Claro Brasil and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations, and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2016.

Mexico

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

Ecuador

The Company’s subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. has a pension plan in which employees who have rendered a continuous and uninterrupted service for twenty five years or more are entitled to retirement benefits from their employer. In addition, employees who on the date of their dismissal had fulfilled twenty years or more and less than twenty-five years of continuous or uninterrupted work shall be entitled to a proportionate share of such retirement. In addition, the Company will have to pay certain benefits to employees as a result of the termination of employment by the Company or as a result of the employee leaving the Company. These benefits are approximately 25% of the last monthly payment made for each of the years of service by the employee to the Company. These plans are classified as defined benefit plans.

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

s) Employee profit sharing

Employee profit sharing is paid by certain subsidiaries of the Company to its eligible employees. The Company has employee profit sharing in Mexico, Ecuador and Peru. In Mexico, employee profit sharing was computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. Effective January 1, 2014, employee profit sharing in Mexico is calculated using the same taxable income for income tax, except for the following:

i)	Neither tax losses from prior years nor the employee profit sharing paid during year are deductible.

ii)	Payments exempt from taxes for the employees are fully deductible in the employee profit sharing computation.

Employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.

t) Taxes

Income taxes

Current income tax payable is presented as a short-term liability, net of prepayments made during the year.

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

Deferred tax consequences on unremitted foreign earnings are accounted for as temporary differences, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes paid on remitted foreign earnings are able to be offset against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2015 and 2016, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

u) Advertising

Advertising expenses are expensed as incurred. for the years ended December 31, 2014, 2015 and 2016, advertising expenses were Ps. 21,772,454, Ps. 24,673,557 and Ps.28,180,538 respectively, and are recorded in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

v) Earnings per share

Basic and diluted earnings per share are determined by dividing net profit of the year by the weighted-average number of shares outstanding during the year. In determining the weighted average number of shares issued and outstanding, shares repurchased by the Company have been excluded.

w) Financial risks

The main risks associated with the Company’s financial instruments are: (i) liquidity risk, (ii) market risk (foreign currency exchange risk and interest rate risk) and (iii) credit risk and counterparty risk. The Board of Directors approves the policies submitted by management to mitigate these risks.

i) Liquidity risk

Liquidity risk is the risk that the Company may not meet its financial obligations associated with financial instruments when they are due. The Company’s financial obligations and commitments are included in Notes 14 and 16.

ii) Market risk

The Company is exposed to certain market risks from changes in interest rates and fluctuations in exchange rates of foreign currencies. The Company’s debt is denominated in foreign currencies, mainly in US dollars, other than its functional currency. In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Company uses derivative financial instruments such as cross-currency swaps and forwards to adjust exposures resulting from foreign exchange currency. The Company does not use derivatives to hedge the exchange risk arising from having operations in different countries.

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on their judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2015 and 2016.

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

iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Exchange rate fluctuations

Should the Company’s debt at December 31, 2016 of Ps. 744,005,256, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps.36,203,853 and Ps.(34,653,790) respectively.

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2016 increased/(decreased) by 100 basis points, the increase in net interest expense would increase/(decrease) by Ps. 6,428,515 and Ps.(13,717,022), respectively.

v) Concentration of risk

The Company depends on several key suppliers and sellers. During the years ended December 31, 2014, 2015 and 2016, approximately 55%, 67% and 73%, respectively, of the total cost of the cellular equipment of América Móvil represented purchases made from three suppliers, and approximately 19%, 17% and 25%, respectively, of the telephony plant equipment was purchased from two suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

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

x) Derivative financial instruments

Derivative financial instruments are recognized in the consolidated statement of financial position at fair value. Valuations obtained by the Company are recognized against those of the financial institutions with which the agreements are entered into, and it is the Company policy to compare such fair value to the valuation provided by an independent pricing provider retained by the Company in case of discrepancies. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in results.

The Company is exposed to interest rate and foreign currency risks, which it tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and foreign currency forwards to offset the risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate. For the years ended December 31, 2014, 2015 and 2016, some of the Company’s derivative financial instruments have been designated, and have qualified, as cash flow hedges.

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

The employee benefits expense recognized in 2014, 2015 and 2016 of Ps. 36,939,601, Ps. 41,366,183 and Ps. 46,759,415 recognized as “Cost of sales and services”, respectively and Ps. 53,938,718, Ps. 58,977,212 and Ps. 63,691,855 recognized in “Commercial, administrative and general expenses”, respectively.

y.2) Operating Segments

Segment information is presented based on information used by management in its decision-making processes. Segment information is presented based on the geographic areas in which the Company operates.

The management of the Company is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluating the performance of each segment.

Intersegment revenues and costs, intercompany balances as well as investments in shares in consolidated entities are eliminated upon consolidation and reflected in the “eliminations” column.

None of the segments records revenue from transactions with a single external customer amounting to at least 10% or more of the revenues.

y.3) Convenience Translation

At December 31, 2016, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated to Mexican pesos at December 31, 2016 at an exchange rate of Ps. 20.7314 per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2016 or any other exchange rate.

y.4) Significant Accounting Judgments, Estimates and Assumptions

In preparing its consolidated financial statements, América Móvil makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and its estimates involve judgments it makes based on the information available to it. In the discussion below, América Móvil has identified several of these matters for which its financial statements would be materially affected if either (1) América Móvil uses different estimates that it could reasonably have used or (2) in the future América Móvil changes its estimates in response to changes that are reasonably likely to occur.

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

Fair Value of Financial Assets and Liabilities

América Móvil has substantial financial assets and liabilities that it recognizes at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions América Móvil uses to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents and trade receivables and trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of América Móvil’s financial assets and liabilities could materially impact the reported financial results. See Note 18.

The Company maintains investments in available for sale securities that are valued at market prices obtained from the stock exchange where these shares are listed. At each reporting date, the Company evaluates whether an impairment exists on its available for sale securities according to the accounting policy outlined in Note 2. This analysis first involves an evaluation of the objective measures of impairment as described in IAS 39. The Company will then evaluate whether the loss recognized in other comprehensive income on its available for sale securities is either prolonged or significant, as described in the accounting policies in Note 2. At December 31, 2016, the Company has not observed an objective measure of impairment on its available for sale securities, nor have unrealized losses on its available for sale securities been considered either significant or prolonged.

Estimated useful lives of plant, property and equipment

América Móvil currently depreciates most of its telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. América Móvil reviews estimated useful lives each year to determine whether they should be changed, and at times, it changes them for particular classes of assets. América Móvil may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. See Note 2k) and 10.

Impairment of Long-Lived Assets

América Móvil has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill, on its consolidated statement of financial position. América Móvil is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recovery value of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, América Móvil typically takes into account recent market transactions or, if no such transactions can be identified, América Móvil uses a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, América Móvil typically makes various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, América Móvil determines whether it needs to take an impairment charge to reduce the net carrying value of the asset as stated on its consolidated statement of financial position. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in the Company’s business strategy and its internal forecasts. Different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statement of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2m), Note 10 and Note 11.

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

América Móvil is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 16(c).

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

y.5) Retrospective adjustments

The following amounts in consolidated statements of financial position, comprehensive income and cash flows as of December 31, 2014 and 2015, respectively, have been retrospectively adjusted to conform to the presentation for the year ended December 31, 2016:

In the Consolidated Statements of Financial Position:

	2015, As previously reported	Retrospective adjustments	2015, As adjusted
Assets:
Subscribers, distributors, recoverable taxes and other, net	Ps.155,241,127	Ps.(9,885,600)	Ps.145,355,527
Subscribers, distributors, non-current	—	9,885,600	9,885,600
Liabilities:
Income tax	—	3,726,613	3,726,613
Other taxes payable	20,666,548	(4,043,159)	16,623,389
Non-current income tax	Ps. —	Ps. 316,546	Ps. 316,546

The Company reclassified Ps.9,885,600 of accounts receivable as of December 31, 2015, from short-term to long-term related to installment accounts receivable related to the sale of mobile equipment sold to customers, where the sale of such equipment was financed over twelve to twenty-four months. In addition, to conform with the 2016 presentation, the Company presented income taxes payable separately from other taxes payable on the consolidated statements of financial position.

In the Consolidated Statements of Comprehensive Income:

	2014, As previously reported		Retrospective adjustments		2014, As adjusted
Operating revenues:
Mobile voice services	Ps.	255,606,335	Ps.	2,613,758	Ps.	258,220,093
Fixed voice services		114,687,475		(3,174,955)		111,512,520
Mobile data services		194,882,905		(2,292,451)		192,590,454
Fixed data services		97,533,378		2,399,183		99,932,561
Paid television		68,378,623		515,437		68,894,060
Sales of equipment, accessories and computers		95,632,868		214,190		95,847,058
Other related services		21,540,236		43,018		21,583,254

		848,261,820		318,180		848,580,000

Operating costs and expenses:
Cost of sales and services		386,102,139		605,543		386,707,682
Commercial, administrative and general expenses		185,683,205		(115,357)		185,567,848
Other expenses		4,928,675		(172,006)		4,756,669
Depreciation and amortization		114,993,551		—		114,993,551

		691,707,570		318,180		692,025,750

Operating income	Ps.	156,554,250	Ps.	—	Ps.	156,554,250

	2015, As previously reported		Retrospective adjustments		2015, As adjusted
Operating revenues:
Mobile voice services	Ps.	243,576,248	Ps.	12,570,518	Ps.	256,146,766
Fixed voice services		104,754,844		(9,284,657)		95,470,187
Mobile data voice services		235,087,506		(8,364,467)		226,723,039
Fixed data services		104,853,471		4,403,669		109,257,140
Paid television		65,259,697		791,160		66,050,857
Sale of equipment, accessories and computers		115,557,754		380,869		115,938,623
Other related services		25,127,107		(975,980)		24,151,127

		894,216,627		(478,888)		893,737,739
Operating costs and expenses:
Cost of sales and services		418,061,856		2,202,075		420,263,931
Commercial, administrative and general expenses		203,524,778		(2,163,822)		201,360,956
Other expenses		5,440,338		(455,382)		4,984,956
Depreciation and amortization		125,735,395		(20,660)		125,714,735

		752,762,367		(437,789)		752,324,578

Operating income		141,454,260		(41,099)		141,413,161
Interest income		4,774,894		78,118		4,853,012
Interest expense		(31,200,286)		2,914		(31,197,372)
Foreign currency exchange loss, net		(78,997,898)		(90)		(78,997,988)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		21,536,159		(39,843)		21,496,316
Equity interest in net loss of associated companies		(1,426,696)		—		(1,426,696)

Profit before income tax	Ps.	56,140,433	Ps.	—	Ps.	56,140,433

In the Consolidated Statements of Cash Flows:

	2015, As previously reported		Retrospective adjustments		2015, As adjusted
Depreciation	Ps.	110,177,127	Ps.	(21,724)	Ps.	110,155,403
Amortization of intangible assets and other assets		15,558,268		1,064		15,559,332
Foreign currency exchange loss, net		59,251,396		90		59,251,486
Interest income		(4,774,894)		(78,118)		(4,853,012)
Interest expense		31,200,286		(2,914)		31,197,372
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net		(18,274,034)		(39,843)		(18,313,877)
Accounts payable and accrued liabilities	Ps.	(6,410,783)	Ps.	141,445	Ps.	(6,269,338)

Retrospective adjustments in the consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014 and the consolidated statement of cash flows for the year ended December 31, 2015, reflect reclassifications made to align the presentation of certain accounts from Telekom Austria and subsidiaries with the Company´s reporting.

3. Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term deposits with different financial institutions across the globe. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.

4. Marketable securities and other short-term investments

As of December 31, 2015 and 2016, marketable securities and other short-term investments includes an available for sale investment in KPN for Ps. 44,089,801 and Ps. 41,463,511, respectively, and other short-term investments for Ps. 12,257,668 and Ps. 13,393,646, respectively.

As explained in Note 12, the investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive loss (equity) in the Company’s consolidated statements of financial position. When the Company changed the classification of its KPN investment, the Company recorded a pre-tax gain of approximately Ps. 11,988,038, in its 2015 consolidated statements of comprehensive income. As of December 31, 2015 and 2016, the Company has recognized changes in fair value of the investment of Ps. 4,011 and Ps. (6,673,731), respectively, net of deferred taxes, through other comprehensive loss (equity).

At December 31, 2016, the Company has not observed an objective measure of impairment on its available for sale securities, nor have unrealized losses on its available for sale securities been considered either significant or prolonged.

During the years ended December 31, 2015 and 2016, the Company received dividends from KPN for an amount of Ps. 1,645,712 and Ps. 5,740,092, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. The other short-term investments of Ps. 13,393,646, as of December 31, 2016 (Ps. 12,257,668 in 2015) represents a cash deposit used to guarantee a short term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

5. Accounts receivable from subscribers, distributors, recoverable taxes and other, net

a) An analysis of accounts receivable by component at December 31, 2015 and 2016 is as follows:

	At December 31,
	2015		2016
Subscribers and distributors	Ps.	131,592,906	Ps.	186,744,954
Mobile phone carriers for network interconnection and other services		6,898,229		9,649,849
Recoverable taxes		26,042,534		41,899,517
Sundry debtors		18,202,616		16,016,756

		182,736,285		254,311,076
Less: Allowance for bad debts		(27,495,158)		(37,351,677)

Net	Ps.	155,241,127	Ps.	216,959,399

Non-current subscribers and distributors		9,885,600		11,184,860

Total current Subscribers , distributors, recoverable taxes and other, net	Ps.	145,355,527	Ps.	205,774,539

b) Changes in the allowance for bad debts were as follows:

	For the years ended December31,
	2014	2015	2016
Balance at beginning of year	Ps. (20,292,099)	Ps. (25,685,528)	Ps. (27,495,158)
Increases recorded in expenses	(11,770,721)	(13,171,120)	(16,987,769)
Write-offs	4,978,376	9,555,734	12,587,567
Translation effect	1,398,916	1,805,756	(5,456,317)

Balance at end of year	Ps. (25,685,528)	Ps. (27,495,158)	Ps. (37,351,677)

c) The following table shows the aging of accounts receivable at December 31, 2015 and 2016, for subscribers and distributors:

Past due
	Total	Unbilled services provided	1- 30 days	31-60 days	61-90 days	Greater than 90 days
December 31, 2015	Ps. 131,592,906	Ps. 78,181,506	Ps. 16,372,947	Ps. 3,766,200	Ps. 2,693,750	Ps. 30,578,503
December 31, 2016	Ps. 186,744,954	Ps. 113,014,706	Ps. 19,175,008	Ps. 5,835,162	Ps. 4,209,456	Ps. 44,510,622

In accordance with the Company’s accounting policy for the allowance for bad debts, as of December 31, 2015 and 2016, there are certain accounts receivable greater than 90 days that are not impaired as they are primarily due from governmental institutions and distributors for which the Company has collateral. To estimate the recoverability of accounts receivable, the Company considers any change in the credit quality of the subscribers and distributors from the date the credit was granted until the end of period.

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for doubtful accounts, as of December 31, 2015 and 2016:

	Total	61-90 days	Greater than 90 days
December 31, 2015	Ps. 27,495,158	Ps. 1,442,029	Ps. 26,053,129
December 31, 2016	Ps. 37,351,677	Ps. 3,970,770	Ps. 33,380,907

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2015 and 2016. All of the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2015	2016
Accounts receivable:
Sears Roebuck de México, S.A. de C.V.	Ps. 219,338	Ps. 230,974
Sanborns Hermanos, S.A.	140,058	119,423
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries	399,297	112,834
Enesa, S.A. de C.V. and Subsidiaries	5,430	93,360
Grupo Condumex, S.A. de C.V. and Subsidiaries	8,913	41,057
Operadora de Sites Mexicanos, S.A. de C.V.	—	22,629
Patrimonial Inbursa, S.A.	8,399	9,299
Other	64,198	110,916

Total	Ps. 845,633	Ps. 740,492

	2015	2016
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries	Ps. 1,091,128	Ps. 1,291,062
Grupo Condumex, S.A. de C.V. and Subsidiaries	232,312	753,603
Fianzas Guardiana Inbursa, S.A. de C.V.	506,658	409,293
PC Industrial, S.A. de C.V. and Subsidiaries	192,499	117,841
Grupo Financiero Inbursa, S.A.B. de C.V.	34,622	40,737
Enesa, S.A. de C.V. and Subsidiaries	35,685	53,670
Other	153,930	305,119

Total	Ps. 2,246,834	Ps. 2,971,325

For the years ended December 31, 2014, 2015 and 2016, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

b) For the years ended December 31, 2014, 2015 and 2016, the Company conducted the following transactions with related parties:

	2014		2015		2016
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	5,424,826	Ps.	5,975,677	Ps.	9,917,280
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		2,188,261		4,332,331		4,118,469
Call termination costs (iii)		6,141,063		353,937		—
Interconnection cost		120,119		—		—
Rent of towers		—		927,678		4,748,503
Other services		955,833		1,025,332		1,899,818

	Ps.	14,830,102	Ps.	12,614,955	Ps.	20,684,070

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	291,038	Ps.	271,196	Ps.	411,076
Sale of materials and other services (iv)		506,100		2,397,520		2,662,829
Voice services		201,990		1,474		16,762

	Ps.	999,128	Ps.	2,670,190	Ps.	3,090,667

i)	In 2016, this amount includes Ps.9,547,530 (Ps. 5,823,537 in 2015 and Ps. 5,330,989 in 2014) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).
ii)	In 2016, this amount includes Ps.812,247 (Ps. 721,416 in 2015 and Ps. 537,904 in 2014) for network maintenance services performed by Grupo Carso subsidiaries; Ps.705,074 in 2016 (Ps. 216,910 and Ps.634,368, in 2015 and 2014, respectively) for software services provided by an associate; Ps.2,406,058 in 2016 (Ps. 2,635,342 and Ps. 676,335 in 2015 and 2014, respectively) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.
iii)	Includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps. 6,008,380 in 2014 from AT&T subsidiaries.
iv)	In 2016, this amount includes Ps.1,811,363 for the sale of inventories for distribution to Sanborns Hermanos, S.A. and Sears Operadora de México, S.A. de C.V. (Ps. 1,560,204 in 2015).

c) During 2016, the Company paid Ps. 1,255,326 (Ps. 915,135 and Ps. 1,037,513 in 2015 and 2014, respectively) for short-term direct benefits to its executives.

The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2016 was approximately Ps. 4,000 and Ps. 64,000, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees who are not located in Mexico, and the Company does not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

d) On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired AT&T’s ownership interest in the Company. Therefore, since such date, AT&T is no longer considered a related party and is thus not included in the December 31, 2015 and 2016 related party disclosures with respect to the analysis of the balances with related parties. AT&T is included as a related party in the disclosures up for to the period ended June 27, 2014.

e) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2016 and 2015, none of the individual transactions associated with government agencies or government-owned entities of Austria are considering significant to América Móvil.

7. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates for the servicing of its debt, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions from which the Company has obtained the loans. No collateral is given as security in connection with these transactions. In 2016 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 3.7% (3.9% and 3.5% in 2015 and 2014, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2015 and 2016 is as follows:

	At December 31,
	2015			2016
Instrument	Notional amount in millions		Fair value	Notional amount in millions		Fair value
Swaps US Dollar-Mexican peso	US$	2,550	Ps. 16,657,149	US$	—	Ps.	—
Swaps Euro-Mexican peso		€100	395,571		€70		479,007
Swaps US Dollar-Euro		€4,505	22,200,837		€—		—
Swaps GBP-Euro		£740	836,665		£—		—
Swaps Yen-US Dollar		¥—	—		¥13,000		430,044
Forwards US Dollar-Mexican peso	US$	390	130,121	US$	—		—
Forwards Euro-US Dollar		€535	661,665		€—		—

Total Assets			Ps. 40,882,008				Ps. 909,051

	At December 31,
	2015			2016
Instrument	Notional amount in millions		Fair value	Notional amount in millions		Fair value
Interest rate swaps in Mexican peso	Ps.	19,800	Ps. (1,053,397)	Ps.	15,750	Ps. (131,998)
Forwards US Dollar–Mexican Peso	US$	946	(465,905)	US$	80	(99,228)
Forwards Euro–US Dollar		€1,575	(2,304,322)		€460	(1,142,155)
Swaps Euro-US Dollar		€505	(1,335,040)		€500	(1,807,332)
Swaps Yen-US Dollar		¥18,100	(347,776)		¥—	—
Swaps US Dollar-Euro	US$	—	—	US$	2,192	(698,917)
Swaps CHF-US Dollar	CHF	745	(405,213)	CHF	745	(745,263)
Swaps GBP-Euro		£—	—		£740	(2,585,890)
Swaps GBP-US Dollar		£1,510	(1,179,866)		£2,010	(5,961,324)
Call spread option		€—	—		€750	(155,950)
Put option		€—	—		€374	(2,379,434)
Call option		€3,000	(3,673,417)		€3,000	(1,877,256)

Total liability			Ps. (10,764,936)			Ps. (17,584,747)

Non-current liability			Ps. (3,314,146)			Ps. (3,448,396)

Total current liability			Ps. (7,450,790)			Ps. (14,136,351)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2014, 2015 and 2016 amounted to a gain (loss) of Ps. 7,397,142, Ps. 15,128,269 and Ps. (9,622,233), respectively, and such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net” and Ps. (329,112), Ps. 37,011 and Ps. 48,496, net of tax, respectively, that are accounted for as “Effect of derivative financial instruments acquired for hedging purposes” in equity.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions		2017	2018	2019	2020	Thereafter
Assets
Swaps Euro-Mexican peso		€70	70	—	—	—	—
Swaps Yen-US Dollar		¥13,000	—	—	—	—	13,000
Liabilities
Interest rate swaps in Mexican peso	Ps.	15,750	15,350	—	400	—	—
Swaps CHF-US Dollar	CHF	745	270	475	—	—	—
Swaps Euro-US Dollar		€500	500	—	—	—	—
Swaps Sterling pound-Euro		£740	—	—	—	—	740
Swaps Sterling pound-US Dollar		£2,010	—	—	—	550	1,460
Swaps US Dollar-Euro	US$	2,192	—	67	125	—	2,000
Forwards US Dollar-Mexican Peso	US$	80	80	—	—	—	—
Forwards Euro-US Dollar		€460	430	30	—	—	—
Call option		€3,000	—	—	—	3,000	—
Call spread option		€750	—	750	—	—	—
Put option		€374	—	—	—	—	374

8. Inventories, net

An analysis of inventories at December 31, 2015 and 2016 is as follows:

	2015	2016
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 39,076,612	Ps. 41,020,172
Less: Reserve for obsolete and slow-moving inventories	(3,499,140)	(4,148,880)

Total	Ps. 35,577,472	Ps. 36,871,292

For the years ended December 31, 2014, 2015 and 2016, the cost of inventories recognized in cost of sales was Ps. 129,634,613, Ps. 145,491,598 and Ps.172,495,376, respectively.

9. Other assets, net

An analysis of other assets at December 31, 2015 and 2016 is as follows:

	2015	2016
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps. 9,557,420	Ps. 12,078,114
Costs of mobile equipment and computers associated with deferred revenues	6,270,374	5,914,166
Prepaid insurance	697,211	786,683
Other	752,908	759,130

	Ps. 17,277,913	Ps. 19,538,093

Non-current portion:
Recoverable taxes	Ps. 5,137,336	Ps. 9,971,482
Prepayments for the use of fiber optics	2,890,010	4,262,387
Prepaid expenses and judicial deposits (1)	17,222,597	25,267,208

Total	Ps. 25,249,943	Ps. 39,501,077

For the years ended December 31, 2014, 2015 and 2016, amortization expense for other assets was Ps. 284,088, Ps. 558,457 and Ps. 1,340,609, respectively.

(1)	Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies in Brazil. At December 31, 2015 and 2016, the amount for these deposits is Ps. 12,426,915 and Ps. 20,030,041, respectively. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net

a) An analysis of property, plant and equipment, net at December 31, 2014, 2015 and 2016 is as follows:

	At December 31, 2013	Additions	Retirements	Business combinations	Effect of translation of foreign subsidiaries	Hyperinflation restatement	Depreciation of the year	At December 31, 2014
Cost
Telephonic plant in operation and equipment	Ps. 509,908,646	Ps. 108,661,794	Ps. (30,933,135)	Ps. 54,202,020	Ps. 634,026	Ps. 143,886	Ps. —	Ps. 642,617,237
Land and buildings	48,227,443	3,650,705	(823,850)	5,271,503	124,621	13,114	—	56,463,536
Other assets	78,010,934	30,940,997	(11,426,188)	5,417,138	2,586,726	21,200	—	105,550,807
Construction in process and advances plant suppliers (1)	39,831,975	13,543,305	(16,386,806)	2,600,498	(491,799)	10,012	—	39,107,185
Inventories for operation of the plant	17,366,081	15,580,184	(12,958,645)	962,017	(100,923)	—	—	20,848,714

Total	693,345,079	172,376,985	(72,528,624)	68,453,176	2,752,651	188,212	—	864,587,479

Accumulated depreciation
Telephonic plant in operation and equipment	161,596,258	—	(16,618,742)	—	(2,950,031)	98,918	92,400,728	234,527,131
Land and buildings	1,607,313	—	(185,421)	—	125,881	1,364	2,179,268	3,728,405
Other assets	29,060,833	—	(3,596,940)	—	981,659	18,933	11,811,543	38,276,028
Inventories for operation of the plant	(26,276)	—	(29,199)	—	10,235	—	(5,025)	(50,265)

Total	Ps. 192,238,128	Ps. —	Ps. (20,430,302)	Ps. —	Ps. (1,832,256)	Ps. 119,215	Ps. 106,386,514	Ps. 276,481,299

Net Cost	Ps. 501,106,951	Ps. 172,376,985	Ps. (52,098,322)	Ps. 68,453,176	Ps. 4,584,907	Ps. 68,997	Ps. (106,386,514)	Ps. 588,106,180

	At December 31, 2014	Additions	Retirements	Business combinations	Spin-off effects (Note 12)	Effect of translation of foreign subsidiaries	Depreciation of the year	At December 31, 2015
Cost
Telephonic plant in operation and equipment	Ps. 642,617,237	Ps. 78,632,899	Ps. (16,061,956)	Ps. 4,293,671	Ps. —	Ps. (68,097,149)	Ps. —	Ps. 641,384,702
Land and buildings	56,463,536	2,559,088	(2,492,288)	54,902	—	(1,790,852)	—	54,794,386
Other assets	105,550,807	27,711,493	(10,169,829)	820,329	(12,643,381)	(4,800,817)	—	106,468,602
Construction in process and advances plant suppliers (1)	39,107,185	72,899,705	(68,666,020)	160,311	(348,395)	(4,302,010)	—	38,850,776
Inventories for operation of the plant	20,848,714	44,423,898	(43,911,307)	—	—	(1,018,916)	—	20,342,389

Total	864,587,479	226,227,083	(141,301,400)	5,329,213	(12,991,776)	(80,009,744)	—	861,840,855

Accumulated depreciation
Telephonic plant in operation and equipment	234,527,131	—	(31,529,529)	—	(7,403,656)	(51,082,202)	92,219,984	236,731,728
Land and buildings	3,728,405	—	(433,368)	—	—	(1,334,962)	2,607,513	4,567,588
Other assets	38,276,028	—	(4,533,893)	—	—	(1,995,119)	15,310,068	47,057,084
Inventories for operation of the plant	(50,265)	—	(13,405)	—	—	1,409	17,838	(44,423)

Total	Ps. 276,481,299	Ps. —	Ps. (36,510,195)	Ps. —	Ps. (7,403,656)	Ps. (54,410,874)	Ps. 110,155,403	Ps. 288,311,977

Net Cost	Ps. 588,106,180	Ps. 226,227,083	Ps. (104,791,205)	Ps. 5,329,213	Ps. (5,588,120)	Ps. (25,598,870)	Ps. (110,155,403)	Ps. 573,528,878

	At December 31, 2015	Additions	Retirements	Business combinations	Effect of translation of foreign subsidiaries	Depreciation of the year	At December 31, 2016
Cost
Telephonic plant in operation and equipment	Ps. 641,384,702	Ps. 101,794,197	Ps. (8,963,076)	Ps. 1,873,445	Ps. 235,186,745	Ps. —	Ps. 971,276,013
Land and buildings	54,794,386	2,900,511	(2,845,298)	3,839	7,281,973	—	62,135,411
Other assets	106,468,602	24,368,918	(10,717,096)	69,937	24,736,655	—	144,927,016
Construction in process and advances plant suppliers (1)	38,850,776	70,517,319	(70,911,593)	11,255	11,252,127	—	49,719,884
Inventories for operation of the plant	20,342,389	34,010,751	(27,641,919)	5,520	1,566,307	—	28,283,048

Total	861,840,855	233,591,696	(121,078,982)	1,963,996	280,023,807	—	1,256,341,372

Accumulated depreciation
Telephonic plant in operation and equipment	236,731,728	—	(1,968,376)	—	153,147,349	107,976,385	495,887,086
Land and buildings	4,567,588	—	(975,284)	—	3,709,952	3,179,066	10,481,322
Other assets	47,057,084	—	(25,099,710)	—	10,396,438	16,105,885	48,459,697
Inventories for operation of the plant	(44,423)	—	(54,280)	—	20,896	401,008	323,201

Total	Ps. 288,311,977	Ps. —	Ps. (28,097,650)	Ps. —	Ps. 167,274,635	Ps. 127,662,344	Ps. 555,151,306

Net Cost	Ps. 573,528,878	Ps. 233,591,696	Ps. (92,981,332)	Ps. 1,963,996	Ps. 112,749,172	Ps. (127,662,344)	Ps. 701,190,066

(1)	Construction in progress includes fixed and mobile telephone facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of fixed assets under construction. In the case of telephone plant (switching and transmission), it takes six months on average; for others, it may take more than 2 years.

b) At December 31, 2015 and 2016, property, plant and equipment include the following assets under capital leases:

	2015	2016
Assets under capital leases	Ps. 6,707,087	Ps. 8,210,557
Accumulated depreciation	(2,379,602)	(4,839,007)

	Ps. 4,327,485	Ps. 3,371,550

c) On September 30, 2014, the Company completed the process for capitalizing the submarine cable system. The cable extends from the U.S. to Central America and Brazil, which provides international connectivity to all the Company subsidiaries in these geographic areas. The total investment capitalized at December 31, 2014 is Ps.4,275,682 (US$ 290,507).

d) At December 31, 2016, Claro Brasil has land and buildings and other equipment that is pledged in guarantee of legal proceedings in the amount of Ps. 3,530,845 (Ps. 6,206,771 as of December 31, 2015).

e) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Years ended December 31,
	2014	2015	2016
Amount invested in the acquisition of qualifying assets	Ps. 47,332,317	Ps. 52,922,105	Ps. 52,974,400
Capitalized interest	3,258,928	3,524,841	2,861,307
Capitalization rate	6.9%	6.7%	5.4%

Capitalized interest is being amortized over a period of seven years, which is the estimated useful life of the related assets.

f) On July 9, 2013, Star One signed an agreement denominated in US dollars with a manufacturer for construction and launching of the Star One D1 satellite, which will be equipped with transponders in Bands C, Ku and Ka. The cost of this project is estimated to be approximately Ps. 5,946,072 (US$ 404,000). The Star One D1 will replace the satellite Brazilsat B4. At December 31, 2016, the amount recorded in Construction in progress amounts to Ps 8,209,565.

g) The Company’s concessions in Brazil establish certain conditions under which assets may be reverted to the government, as discussed in Note 16(c).

h) During 2016, Claro Brasil reviewed the useful life of its set top boxes. Such review was supported by historical data, change in the economic environment in which Claro Brasil operates and based on a professional technical evaluation. Based on the review of the remaining economic useful life of its set top boxes, Parabolic Antennas and Low Noise Block with Feed Horn, the Company shortened such useful lives and recorded an increase in depreciation expense for Ps. 2,468,415 (R$458,234).

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

11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2014, 2015 and 2016 is as follows:

	For the year ended December 31, 2014
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	123,083,514	Ps.	24,946,015	Ps.	27,504,303	Ps.	—	Ps.	—	Ps.	(738,738)	Ps.	174,795,094
Accumulated amortization		(86,029,682)		—		—		—		(6,013,565)		811,998		(91,231,249)

Net		37,053,832		24,946,015		27,504,303		—		(6,013,565)		73,260		83,563,845

Trademarks		11,700,606		1,584,189		8,930,690		—		—		59,506		22,274,991
Accumulated amortization		(10,534,300)		—		—		—		(300,778)		5,676		(10,829,402)

Net		1,166,306		1,584,189		8,930,690		—		(300,778)		65,182		11,445,589

Customer relationships		—		—		15,249,879		—		—		56,288		15,306,167
Accumulated amortization		—		—		—		—		(485,951)		—		(485,951)

Net		—		—		15,249,879		—		(485,951)		56,288		14,820,216

Software licenses		—		1,169,260		5,455,642		641,280		—		30,995		7,297,177
Accumulated amortization		—		—		—		—		(1,521,693)		11,179		(1,510,514)

Net		—		1,169,260		5,455,642		641,280		(1,521,693)		42,174		5,786,663

Content rights		—		2,303,675		—		(770,486)		—		328,841		1,862,030
Accumulated amortization		—		—		—		—		(962)		(157,593)		(158,555)

Net		—		2,303,675		—		(770,486)		(962)		171,248		1,703,475

Total of intangibles, net	Ps.	38,220,138	Ps.	30,003,139	Ps.	57,140,514	Ps.	(129,206)	Ps.	(8,322,949)	Ps.	408,152	Ps.	117,319,788

Goodwill (Note 12)	Ps.	92,486,284	Ps.	—	Ps.	51,316,970	Ps.	(1,642,939)	Ps.	—	Ps.	(1,256,924)	Ps.	140,903,391

	For the year ended December 31, 2015
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	174,795,094	Ps.	19,507,462	Ps.	448,364	Ps.	1,109,172	Ps.	—	Ps.	(20,564,317)	Ps.	175,295,775
Accumulated amortization		(91,231,249)	Ps.	—	Ps.	—	Ps.	(25,976)	Ps.	(7,419,551)	Ps.	13,830,252	Ps.	(84,846,524)

Net		83,563,845		19,507,462		448,364		1,083,196		(7,419,551)		(6,734,065)		90,449,251

Trademarks		22,274,991		—		252,728		207,251		—		89,043		22,824,013
Accumulated amortization		(10,829,402)		—		—		—		(936,606)		242,301		(11,523,707)

Net		11,445,589		—		252,728		207,251		(936,606)		331,344		11,300,306

Customer relationships		15,306,167		—		949,915		791,548		—		1,346,777		18,394,407
Accumulated amortization		(485,951)		—		—		—		(3,452,760)		(24,164)		(3,962,875)

Net		14,820,216		—		949,915		791,548		(3,452,760)		1,322,613		14,431,532

Software licenses		7,297,177		2,245,027		42,760		(307,955)		—		(494,241)		8,782,768
Accumulated amortization		(1,510,514)		—		—		1,434,129		(2,921,767)		573,554		(2,424,598)

Net		5,786,663		2,245,027		42,760		1,126,174		(2,921,767)		79,313		6,358,170

Content rights		1,862,030		768,888		—		—		—		3,609		2,634,527
Accumulated amortization		(158,555)		—		—		—		(270,191)		—		(428,746)

Net		1,703,475		768,888		—		—		(270,191)		3,609		2,205,781

Total of intangibles, net	Ps.	117,319,788	Ps.	22,521,377	Ps.	1,693,767	Ps.	3,208,169	Ps.	(15,000,875)	Ps.	(4,997,186)	Ps.	124,745,040

Goodwill (Note 12)	Ps.	140,903,391	Ps.	220,124	Ps.	711,723	Ps.	—	Ps.	—	Ps.	(4,721,522)	Ps.	137,113,716

	For the year ended December 31, 2016
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	175,295,775	Ps.	9,129,949	Ps.	360,144	Ps.	1,269,478	Ps.	—	Ps.	56,684,016	Ps.	242,739,362
Accumulated amortization		(84,846,524)	Ps.	—	Ps.	—	Ps.	—	Ps.	(10,255,271)	Ps.	(31,606,303)	Ps.	(126,708,098)

Net		90,449,251		9,129,949		360,144		1,269,478		(10,255,271)		25,077,713		116,031,264

Trademarks		22,824,013		—		101,655		(13,820)		—		4,877,302		27,789,150
Accumulated amortization		(11,523,707)		—		—		—		(330,576)		(3,367,974)		(15,222,257)

Net		11,300,306		—		101,655		(13,820)		(330,576)		1,509,328		12,566,893

Customer relationships		18,394,407		—		1,904,503		—		—		5,946,598		26,245,508
Accumulated amortization		(3,962,875)		—		—		—		(3,231,518)		(5,240,681)		(12,435,074)

Net		14,431,532		—		1,904,503		—		(3,231,518)		705,917		13,810,434

Software licenses		8,782,768		3,854,066		26,871		(829,680)		—		1,040,771		12,874,796
Accumulated amortization		(2,424,598)		(41,185)		(8,367)		829,680		(3,469,461)		(9,809)		(5,123,740)

Net		6,358,170		3,812,881		18,504		—		(3,469,461)		1,030,962		7,751,056

Content rights		2,634,527		2,242,556		—		(217,057)		—		216,272		4,876,298
Accumulated amortization		(428,746)		—		—		(1,612)		(2,236,141)		—		(2,666,499)

Net		2,205,781		2,242,556		—		(218,669)		(2,236,141)		216,272		2,209,799

Total of intangibles, net	Ps.	124,745,040	Ps.	15,185,386	Ps.	2,384,806	Ps.	1,036,989	Ps.	(19,522,967)	Ps.	28,540,192	Ps.	152,369,446

Goodwill (Note 12)	Ps.	137,113,716	Ps.	—	Ps.	3,953,023	Ps.	(356,832)	Ps.	—	Ps.	11,922,728	Ps.	152,632,635

b) The aggregate carrying amount of goodwill is allocated as follows:

	December 31,
	2015	2016
Europe (7 countries)	Ps.51,737,157	Ps.52,207,877
Brazil (Fixed, wireless and TV)	17,931,543	26,106,623
Puerto Rico	17,463,393	17,463,393
Dominican Republic	14,186,724	14,186,724
Mexico (includes Telmex)	10,114,275	9,936,857
Ecuador	2,155,385	2,155,385
Peru	2,240,706	3,792,950
El Salvador	2,510,596	2,510,596
Chile	2,306,705	2,758,653
Colombia	11,612,051	14,659,892
Other countries	4,855,181	6,853,685

	Ps.137,113,716	Ps.152,632,635

c) The following is a description of the major changes in the ”Licenses and rights of use” caption during the years ended December 31, 2014, 2015 and 2016:

2014 Acquisitions

i) In March 2014, Claro Colombia renewed a license for the use of the radio spectrum granted to Comunicación Celular, S.A. (Claro) in the 824.040 Mhz to 891.480 Mhz and 1.877 Mhz to 1,965 Mhz bands for a period that ends in March 2024. The amount paid was Ps. 1,018,190.

ii) On September 30, 2014, Claro Brasil obtained a license to provide cellular service in the 700 national MHz frequency band. On December 8, 2014, Anatel assigned formally to Claro Brasil the frequency band. The total consideration for the acquisition of this band was Ps. 15,588,866. Claro Brasil paid Ps. 9,662,144 in 2014 and the remaining amount will be paid in four equal annual installments. The frequency band expires in 2029.

iii) As a part of the business combination of Telekom Austria, the Company recognized licenses for amount of Ps. 27,504,380. Telekom Austria holds mobile telecommunication licenses provided by regulatory authorities in Austria, Croatia, Slovenia, Serbia, Bulgaria, Belarus and Macedonia. These licenses are estimated to have a remaining useful life of 10 years.

iv) In 2014, Argentina paid Ps. 4,151,753 (AR$ 2,385,379) for the acquisition of 4G licenses to increase the service in all the country.

v) Additionally, the Company acquired other licenses in the Dominican Republic, Brazil and others in the amount of Ps. 4,174,614.

2015 Acquisitions

i) In October 2015, Radio Móvil Dipsa renewed a license to provide cellular service in the 800 MHz frequency band. The frequency band expires in 2030. The amount paid was Ps.1,007,410.

ii) In May 2015, Claro Ecuador acquired licenses related to 4G/LTE services. The frequency band expires in 2023. The amount paid was Ps. 2,861,060.

iii) In 2015, Claro Brasil obtained renewals related with the frequency bands of national 700Mhz, auction conducted by Anatel on September 30, 2014. Funding for these procedures must be transmitted by operators in four annual installments adjusted by the IGP-ID of Ps. 4,412,730 (R$ 1,001,414) for which the corresponding renewal was performed.

iv) In November 2015, Vipnet located in Croatia acquired 2 x 3 MHz and 2 x 4.8 MHz in the 1.800 MHz spectrum for EUR 18,513. Vipnet already holds 2 x 29.4 MHz in the lower frequency band (below 1 GHz), 2 x 25.0 in the higher frequency band (above 1 GHz) as well as 5.0 MHz TDD spectrum. The amount paid was Ps. 321,915.

v) In November 2015, Vip mobile, the Serbian subsidiary acquired 2 x 5 MHz of the 800 MHz spectrum. The new spectrum will be used by VIP mobile for the LTE rollout and will enhance the high-speed data service in rural areas as well as data usage in connection with smartphones. Vip mobile already holds a 2 x 4.2 MHz in the lower frequency band (below 1 GHz) as well as 2 x 45.0 MHz in the higher frequency band (above 1 GHz). The amount paid was Ps. 1,129,988 (EUR $ 60,942).

As a part of the business combinations, the Company recognized licenses for an amount of Ps. 448,364. The Company holds licenses provided by the regulatory authorities in those jurisdictions. These licenses are estimated to have a remaining useful life of 10 years.

vi) In 2015, Argentina paid Ps. 5,599,745 (AR$ 3,269,312) for the acquisition of 4G licenses to increase the service throughout the country.

vii) Additionally the Company acquired other licenses in Puerto Rico, Panama and others countries in the amount of Ps. 4,174,614.

2016 Acquisitions

i) In February 2016, the Company´s subsidiary in Paraguay was granted with the use of 30 MHz of spectrum in the 1700/2100 Mhz frequency. The total cost was Ps. 830,719 (US$ 46,000).

ii) In February 2016, the Company through its subsidiary Radiomóvil Dipsa, S.A. de C.V. (Telcel), acquired through an auction a total of 20MHz in the national wide AWS-1 band and 40 MHz in the AWS-3 band. The concession expires in October 2030. The Company paid an amount of Ps. 2,098,060.

iii) In May 2016, Mtel, located in Bulgaria, acquired 2 x 5 MHz in the 1,800-MHz spectrum for Ps. 135,441 (EUR 6,212). During 2016, Telekom Austria paid Ps. 410,713 (EUR 18,837) for the renewals referring to an obligation obtained from concessions granted in previous years.

iv) On May 26, 2016, the Company’s subsidiary in Peru acquired spectrum in a public auction of the 700 MHz band. The frequency band expires in 2036. The cost of the spectrum was Ps. 5, 627,316 (S$.1,002,523).

v) In July 2016, Ecuador Telecom acquired a license to operate TV in Ecuador for a period that ends in 2031. The amount paid was Ps. 27,700 (US$ 1,500).

Amortization of intangibles for the years ended December 31, 2014, 2015 and 2016 amounted to Ps. 8,322,949, Ps. 15,000,875 and Ps. 19,522,968, respectively.

12. Business combinations, acquisitions, sale, non-controlling interest and spin-offs

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2014, 2015 and 2016:

Acquisitions — 2014

i) Telekom Austria

On July 10, 2014, the Company through both a share acquisition and a Shareholders´ Agreement obtained control of the telecommunications company Telekom Austria, acquiring an additional 22.79% of the outstanding shares to reach share ownership of 50.81%. The main goal for the Company was the further development of Telekom Austria. This acquisition was measured at its fair value on the purchase date. The total purchase price was Ps. 28,637,635. Acquisition costs were expensed by the Company as incurred and recorded as a part of “Other expenses” in the consolidated statement of comprehensive income for an immaterial amount. Telekom Austria was included in operating results as of July 1, 2014.

As a result, the Company derecognized the investment in Telekom Austria upon consolidation. As part of the recognition of its previous equity investment in Telekom Austria, the Company recognized a loss of Ps.3,172,218 in the Valuation of derivatives, interest cost from labor obligations and other financial items, net caption on the consolidated statement of comprehensive income. See Note 21.

The Company’s purchase price was based upon a valuation and the Company’s estimates and assumptions.

The Company’s fair values of the net identifiable assets and liabilities as at the date of the transaction are as follows:

Cash and cash equivalents	Ps.	2,180,899
Trade receivables		12,023,422
Other current assets		4,745,510
Property and equipment		68,453,157
Licenses and rights of use		27,504,303
Trademarks		8,930,690
Customer relationships		14,184,227
Investments in shares		180,900
Deferred tax asset		2,146,300

Total assets acquired	Ps.	140,349,408

Liabilities and account payable short-term	Ps.	34,041,011
Liabilities and account payable long-term		18,560,409
Deferred tax liability		8,518,783
Long term debt		62,307,922

Total liabilities assumed	Ps.	123,428,125

Total identified net assets at fair value	Ps.	16,921,283
Non-controlling interest measured at fair value (49.19% of net assets)		(39,239,141)
Goodwill arising on acquisition		50,955,493

Fair value of the investment in Telekom Austria at the acquisition date	Ps.	28,637,635

Consideration transferred:
Fair value of the prior equity method investment	Ps.	15,381,507
Cash paid		13,256,128

Total consideration transferred	Ps.	28,637,635

Analysis of cash flows for acquisition:
Cash-flows for acquisition
Cash paid	Ps.(13,256,128)
Cash acquired with the subsidiary	2,180,899

Net cash flow on acquisition	Ps. (11,075,229)

Goodwill at the date of the consolidation:

Goodwill
Controlling interest	Ps.25,890,485
Non-controlling interest	25,065,008

Total	Ps.50,955,493

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

The following pro forma consolidated financial data for the year ended December 31, 2014, is based on the consolidated financial statements of the Company adjusted to give effect to (i) the acquisition of Telekom Austria; and (ii) certain accounting adjustments of the assets and liabilities of the acquired company.

The pro forma results of operations assume that the acquisition was completed at the beginning of the year of acquisition and are based both on the information available and additional considerations that management believes are reasonable. The pro forma financial data is not intended to indicate what the operations of the Company had been if the operations had occurred such date, or predict the results of the operations of the Company.

	2014
Operating revenues	Ps.	883,831,810
Profit before income taxes		85,047,796
Net income	Ps.	45,713,130

The pro-forma financial data does not reflect the other 2014 acquisitions discussed below as they were not material to the Company’s financial position or results of operations.

iii)	Page Plus

On January 16, 2014, Tracfone Wireless Inc. (subsidiary of the Company) acquired Start Wireless Group for the brand known as Page Plus. This business was acquired in order to expand the Company’s distribution channels, add an incremental revenue stream, and assist in the growth of subscribers. The purchase price of the acquisition was Ps. 1,583,773 (US$120,000). The cash used in the acquisition was approximately Ps. 835,353 (US$63,900). The results of operations of Page Plus are included in the results of operations from January 16, 2014. The goodwill recorded as part of this acquisition is Ps. 277,911.

iv)	V-Sys

On April 9, 2014, Telmex acquired 100% of the shares of V-sys, a company that offers value added services of unified companies and information technologies for an amount of Ps.174,182. The goodwill recognized amounted to Ps. 83,559.

Acquisitions	— 2015

1)	In February 2015, the Company acquired throughout its Telmex and Consertel subsidiaries an additional 35% of Hitss Solutions, S. A. de C.V. (Hitss) increasing its equity interest in this entity to 68.9%. Hitss offers information technology service. This acquisition was valued at is fair value at the purchase date. The Company started consolidating this subsidiary beginning March, 2015. The amount paid for the additional equity interest was Ps. 472,481, net of cash, and the goodwill recorded as part of this acquisition is Ps. 205,141. The identified goodwill has been allocated to the Mexico segment. The goodwill recognized is not deductible for income tax purposes.

2)	The following entities were acquired by Telekom Austria:

i)	In June 2015, acquired 100% of eight cable operators in the Republic of Macedonia through its subsidiary Blizoo.

ii)	In September 2015, acquired 100% of Amisco NV (‘Amis’), the holding entity of Amis Slovenia and Amis Croatia. Amis operates as a fixed-line reseller in Slovenia and owns a fiber network in Croatia. The companies offer internet, IPTV and telephone services to approximately 66,000 customers in Slovenia and approximately 24,000 customers in Croatia as of year-end 2015.

iii)	In September 2015, acquired 100% of Bultel Cable Bulgaria EAD (‘Blizoo Bulgaria’). Blizoo Bulgaria is the second largest fixed-line operator in Bulgaria and holds an 8% share in the fixed broadband market and an 11% share in the TV market. Blizoo Bulgaria currently has approximately 378,000 subscribers, which obtain fixed voice, broadband and TV products via DOCSIS 3 technology. In total Blizoo Bulgaria has network coverage of 1.3 million households.

The acquired companies were consolidated beginning October 2015. The amount paid was Ps. 2,864,968, net of cash, and the goodwill recognized as part of these acquisitions was Ps. 711,723. The identified goodwill has been allocated to the Europe segment. The goodwill recognized is not deductible for income tax purposes.

3)	During 2015, the Company acquired throughout its Mexican and Brazil subsidiaries other entities for which paid Ps.119,704, net of cash.

4)	The Company acquired an additional non-controlling interest in its Mexican and Brazil entities for an amount of Ps.1,031,049.

Acquisitions and sale — 2016

a) In January 2016, in order to expand and strengthen its operations in Brazil, the Company through its Brazilian subsidiary, acquired a controlling interest of 99.99% in Brazil Telecomunicações S.A. (“BRTel”), a company operating in the market for Pay TV, Internet and broadband services and serving various municipalities of Brazil under the BLUE brand. The amount paid for the business acquisition was Ps. 1,088,668, net of acquired cash. The goodwill recognized amounted to Ps. 1,046,253.

b) In May 2016, the Company acquired an additional non-controlling interest of 1.8% of Tracfone Wireless Inc. thereby obtaining 100% of its capital stock. The amount paid was Ps. 2,300,553 (US$ 124,673). This transaction was recorded as an equity transaction, that is, no gain or loss was recognized.

c) In May 2016, the Company through his subsidiary, América Móvil Perú, S.A.C. acquired 100% of the capital stock of Olo del Perú S.A.C. (“Olo”), and TVS Wireless S.A.C. (“TVS”). Olo and TVS provide telecommunications services throughout Peru and hold radio spectrum in the 2.5 GHz band. The amount of the transaction was Ps. 1,854,379 (US$. 102,343) net of acquired cash, and at the date of this financial statements the Company has paid Ps. 152,214 (US$ 7,554). The Company is in process to determine the fair value of the assets and liabilities of “Olo” and “TVS”. The goodwill recognized amounted to Ps. 1,454,333.

d) Based on a 2014 shareholder agreement, the Company agreed to ensure a minimal free float of Telekom Austria shares in the market. Consequently, in July 2016, the Company sold shares corresponding to 7.8% of the outstanding common stock of Telekom Austria AG. This sale reduced the overall shareholding of América Movil in Telekom Austria AG from 59.70% to 51.89%. Additionally, in August 2016, the Company sold 0.89% of the outstanding common stock of Telekom Austria AG. Following the successful completion of this transaction, AMX’s stake was reduced to 51.0%. The amount of cash received for these transactions was Ps. 6,323,336. As América Móvil still retains control over Telekom Austria AG, these transactions were recorded as equity transactions.

e) In September 2016, the Company, through his subsidiary Tracfone, acquired certain assets of T-Mobile, that represented a business, which included the brands known as Walmart Mobile and Go Smart. These assets were acquired in order to expand the Company’s distribution channels, add an incremental revenue stream, and assist in the growth of subscribers. There was no cash exchanged in the acquisition. The goodwill recognized amounted to Ps. 1,251,464.

f) In November 2016, Telekom Austria Group acquired 100% of the Belarusian fixed-line operator Atlant Telecom (Atlant) and its subsidiary TeleSet. After the acquisition, Atlant was renamed velcom ACS. Both companies are the leading privately owned fixed-line operators in Belarus offering fixed-line broadband, IPTV and cable TV as well as a video and audio library. The acquisition of Atlant and TeleSet is a further step in Telekom Austria Group’s convergence strategy. The final allocation of consideration transferred will be determined once all necessary information regarding identifiable assets is available. The amount paid for the business acquisition was Ps. 582,931, net of acquired cash. The goodwill recognized amounted to Ps. 200,973.

b)	Consolidated subsidiaries with non-controlling interests

The subsidiary that has a material non-controlling interest is Telekom Austria. Set out below is summarized financial information as of December 31, 2015 and 2016 for the non-controlling interests of the TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the statements of financial position

	December 31,
	2015		2016
Assets:
Current assets	Ps.	34,621,840	Ps.	31,371,809
Non-current assets		127,544,176		143,708,470

Total assets	Ps.	162,166,016	Ps.	175,080,279

Liabilities and equity:
Current liabilities	Ps.	43,643,550	Ps.	40,961,299
Non-current liabilities		78,038,244		80,966,903

Total liabilities		121,681,794		121,928,202
Equity attributable to equity holders of the parent		17,113,774		23,527,370
Non-controlling interest (1)		23,370,448		29,624,707

Total equity	Ps.	40,484,222	Ps.	53,152,077

Total liabilities and equity	Ps.	162,166,016	Ps.	175,080,279

(1)	Includes Ps. 13,715,747, for the undated subordinated fixed rate bond (see Note 19).

Summarized statements of comprehensive income

	For the year ended December 31,
	2014		2015		2016
Operating revenues	Ps.	37,392,067	Ps.	73,159,960	Ps.	85,185,177
Operating costs and expenses		33,526,607		66,913,434		81,590,233

Operating income		3,865,460		6,246,526		3,594,944

Net income		2,358,676		6,157,758		7,065,770

Total comprehensive income	Ps.	1,747,203	Ps.	4,968,909	Ps.	8,450,837

Net income attributable to:
Equity holders of the parent	Ps.	1,246,451	Ps.	3,674,886	Ps.	3,241,556
Non-controlling interest		1,112,225		2,482,872		3,824,214

	Ps.	2,358,676	Ps.	6,157,758	Ps.	7,065,770

Comprehensive income attributable to:
Equity holders of the parent	Ps.	1,043,080	Ps.	2,967,698	Ps.	4,311,801
Non-controlling interest		704,123		2,001,211		4,139,036

	Ps.	1,747,203	Ps.	4,968,909	Ps.	8,450,837

c)	Tower operations and other passive infrastructure in Mexico (spin-off)

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

The Company has entered into lease agreements for the use of tower space from Telesites, a related party. Lease terms are for five years, with options for renewal for five more years.

13.	Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating throughout the world. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2014, 2015 and 2016 is as follows:

	2014		2015		2016
In Mexico:
Current year income tax	Ps.	26,891,333	Ps.	17,156,638	Ps.	14,316,005
Deferred income tax		304,231		(4,095,128)		(12,086,232)
Foreign:
Current year income tax		18,212,915		17,775,360		15,367,903
Deferred income tax		(5,700,930)		(11,657,219)		(6,198,820)

	Ps.	39,707,549	Ps.	19,179,651	Ps.	11,398,856

Deferred tax related to items recognized in OCI during the year:

	2014	2015	2016
Remeasurement of defined benefit plans	Ps. (1,650,959)	Ps. 7,786,292	Ps.	(7,734,732)
Effect of financial instruments acquired for hedging purposes	23,267	(16,069)		(21,046)
Available for sale securities	—	169,529		2,858,452
Other	278,776	(4,019)		136,879

Deferred tax charged to OCI	Ps.(1,348,916)	Ps. 7,935,733	Ps.	(4,760,447)

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2014		2015		2016
Statutory income tax rate in Mexico	30.0%		30.0%		30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	6.0%		6.2%		15.9%
Derivatives	—		0.5%		8.0%
Employee benefits	1.5%		1.7%		4.4%
Operations of foreign subsidiaries	(0.9%	)	—		—
Other	(0.8%	)	(0.1%	)	9.8%

Effective tax rate on Mexican operations	35.8%		38.3%		68.1%
Change in estimated realization of deferred tax assets in Brazil	0.2%		—		—
Use of tax credits in Brazil	(0.1%	)	0.4%		(0.6%	)
Equity interest in net loss of associated companies	2.1%		0.8%		(0.2%	)
Loss (gain) on derecognition of equity method investment	1.1%		(6.4%	)	—
Loss on partial sale of investment in associated company	1.9%		—		—
Dividends received from associates	(0.1%	)	(0.9%	)	(7.9%	)
Foreign subsidiaries and other items non-deductible, net	4.6%		2.0%		(10.8%	)

Effective tax rate	45.5%		34.2%		48.6%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statement of financial position				Consolidated statement of comprehensive income
	2015		2016		2014		2015		2016
Provisions	Ps.	19,637,868	Ps.	25,850,131	Ps.	(2,556,720)	Ps.	(126,330)	Ps.	1,622,132
Deferred revenues		8,234,540		8,222,412		1,146,039		1,065,242		(12,128)
Tax losses carry forward		19,271,677		38,208,079		1,378,615		(1,222,172)		12,706,245
Property, plant and equipment		(12,302,621)		(9,716,615)		2,805,277		7,110,085		2,445,783
Inventories		1,752,310		1,522,739		(769,095)		(1,527,453)		(229,571)
Licenses and rights of use		(2,525,550)		(2,530,747)		136,034		2,548,353		54,182
Employee benefits		30,612,286		28,243,207		3,263,517		2,614,932		3,616,952
Other		5,136,637		8,790,612		(6,967)		5,289,690		(1,918,543)

Net deferred tax assets/(liabilities)	Ps.	69,817,147	Ps.	98,589,818

Deferred tax expense/(benefit) in net profit for the year					Ps.	5,396,700	Ps.	15,752,347	Ps.	18,285,052

Reconciliation of deferred tax assets and liabilities, net:

	2014		2015		2016
Opening balance as of January 1,	Ps.	52,504,635	Ps.	52,310,097	Ps.	69,817,147
Deferred tax benefit and effect of changes in tax rate recognized in profit or loss		5,396,700		15,752,347		18,285,052
Effect of translation		(95,599)		(6,259,252)		15,273,228
Benefit for tax credits in Brazil		1,138,742		—		—
Deferred tax benefit (expense) recognized in OCI		(1,348,916)		7,935,732		(4,760,447)
Deferred taxes acquired in business combinations		(5,285,465)		78,223		(25,162)

Closing balance as of December 31,	Ps.	52,310,097	Ps.	69,817,147	Ps.	98,589,818

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	66,500,539	Ps.	81,407,012	Ps.	112,651,699
Deferred income tax liabilities		(14,190,442)		(11,589,865)		(14,061,881)

	Ps.	52,310,097	Ps.	69,817,147	Ps.	98,589,818

The deferred tax assets are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize/realize such assets.

The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico.

At December 31, 2015 and 2016, the balance of the contributed capital account (“CUCA”) is Ps. 460,432,409 and Ps. 478,087,224, respectively. On January 1, 2014, the CUFIN is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis amounted to Ps. 200,300,352 and Ps. 191,795,991 as of December 31, 2015 and 2016, respectively.

Optional Regime

The new Income Tax Law establishes the optional regime for corporate groups to defer the remittance of the deferred income tax of the group’s subsidiaries, under the terms and conditions established in Articles 59 to 71 of the MITL. In addition to the above, the Company meets the requirements for adopting this regime in conformity with Article 60 of the MITL and accordingly, the Company filed its notice of incorporation into the optional regime under the terms and conditions published by the tax authority on February 17, 2014. Also, in conformity with rule 1.3.22.8 of the Miscellaneous Tax Rules, the Company has declared its intention to take the option contained in such rule, which allows companies with unused tax losses at December 31, 2013 to carry forward these losses under the new regime. At December 31, 2015 and 2016, the non-current income taxes amounted to Ps. 316,546 and Ps. 2,348,069, respectively.

Corporate tax rate

The income tax rate applicable in Mexico from 2014 through 2016 was 30%.

ii)	Significant foreign income tax matters

a)	Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The combined income before taxes and the combined provision for taxes of such subsidiaries in 2014, 2015 and 2016 are as follows:

	2014		2015		2016
Combined income before taxes	Ps.	13,256,266	Ps.	27,933,182	Ps.	45,697,258
Combined tax provision differences not deductible-not cumulative in the foreign subsidiaries	Ps.	12,511,984	Ps.	6,118,142	Ps.	9,169,083

The effective income tax rate for the Company’s foreign jurisdiction was 94% in 2014, 22% in 2015 and 20% in 2016 as shown in the table above. The statutory tax rates in these jurisdictions vary, although many approximate 22% to 40%. The primary difference between the statutory rates and the effective rates in 2014 was attributable to the loss on derecognition of the equity method of Telekom Austria, the loss on partial sales of KPN shares and equity method recognized on KPN. The primary difference between the statutory rates and the effective rates in 2015 was attributable to the gain on derecognition of the equity method investment in KPN. The primary difference between the statutory rates and the effective rates in 2016 was attributable to dividends received from associates and other non-deductible items.

iii)	Tax losses

a)	At December 31, 2016, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2016		Tax loss carryforward benefit
Brazil	Ps.	74,798,142	Ps.25,431,368
Mexico		31,139,313	9,341,794
Colombia		85,497	34,199
Peru		419,687	125,906
Austria		13,095,184	3,273,796
United States		2,673	1,016

Total	Ps.	119,540,496	Ps.38,208,079

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps.74,798,142 in net operating loss carryforwards (“NOL’s”) in Brazil as of December 31, 2016. In Brazil there is no expiration of the NOL’s. However, the NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s recent merger in 2014 of its operations in Brazil, resulting in an organizational structure that is anticipated to be more efficient and profitable.

bii) The Company has accumulated Ps. 31,139,313 in NOL´s in Mexico as of December 31, 2016. In Mexico, the NOL´s expire in ten years on a stand-alone basis. The NOL´s mainly relates to foreign currency exchange losses.

biii) The Company has accumulated Ps. 13,095,184 in NOL’s in Austria as of December 31, 2016. In Austria, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year.

14.	Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2015
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	205,099,106
	Floating rates Senior notes (i)	L + 1.0%	2016		12,904,875
	Lines of credit (iii)	1.5% - 8.0% and L + 0.20% - 0.28%	2024		39,488,198

	Subtotal U.S. dollars			Ps.	257,492,179

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 9.00%	2037	Ps.	81,782,648
	Floating rate Senior notes (i) (ii)	TIIE + 1.25%%	2016		2,000,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		2,632,549

	Subtotal Mexican pesos			Ps.	86,415,197

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2023	Ps.	209,987,492
	Lines of credit (iii)	3.10% - 5.41%	2019		7,316,507
	Series A and B Capital Securities (iv)	5.125% and 6.375%	2073		27,090,086

	Subtotal Euros			Ps.	244,394,085

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 5.750%	2041	Ps.	55,751,813
	Capital Securities (iv)	6.375%	2073		13,937,953

	Subtotal Sterling pounds			Ps.	69,689,766

Swiss francs
	Fixed-rate Senior notes (i)	1.125% and 2.00%	2018	Ps.	14,085,385

	Subtotal Swiss francs			Ps.	14,085,385

Brazilian reals
	Lines of credit (iii)	3.00% - 9.50%	2020	Ps.	2,752,089

	Subtotal Brazilian reals			Ps.	2,752,089

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016	Ps.	2,458,485

	Subtotal Colombian pesos			Ps.	2,458,485

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		5,695,406
	Financial Leases	5.05% - 8.97%	2027	Ps.	234,152

	Subtotal other currencies				5,929,558

	Total debt			Ps.	683,216,744

	Less: Short-term debt and
	current portion of long-term debt				119,589,786

	Long-term debt			Ps.	563,626,958

At December 31, 2016
Currency	Loan	Interest rate	Maturity	Total
U.S. dollars
	Fixed-rate Senior notes (i)	3.125% - 6.375%	2042	Ps.	205,984,329
	Lines of credit (iii)	1.5% - 8.5%	2019		14,929,806

	Subtotal U.S. dollars			Ps.	220,914,135

Mexican pesos
	Fixed-rate Senior notes (i) (ii)	6.00% - 8.60%	2037	Ps.	72,415,602
	Lines of credit (iii)	TIIE + 0.15% - TIIE + 2.00%	2017		15,111,048

	Subtotal Mexican pesos			Ps.	87,526,650

Euros
	Fixed-rate Senior notes (i)	1.00% - 4.750%	2028	Ps.	270,240,624
	Series A and B Capital Securities (iv)	5.125% and 6.375%	2073		31,614,659
	Lines of credit (iii)	3.52%	2018		491,144

	Subtotal Euros			Ps.	302,346,427

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 5.750%	2041	Ps.	56,281,605
	Capital Securities (iv)	6.375%	2073		14,070,401

	Subtotal Sterling pounds			Ps.	70,352,006

Swiss francs
	Fixed-rate Senior notes (i)	1.125% and 2.00%	2018	Ps.	16,682,775

	Subtotal Swiss francs			Ps.	16,682,775

Brazilian reals
	Lines of credit (iii)	3.00% - 9.50%	2021	Ps.	3,467,091

	Subtotal Brazilian reals			Ps.	3,467,091

Other currencies
	Fixed-rate Senior notes (i)	2.95% - 3.96%	2039	Ps.	6,386,086
	Financial Leases	8.70% - 8.97%	2027		126,233

	Subtotal other currencies			Ps.	6,512,319

	Total debt			Ps.	707,801,403

	Less: Short-term debt and current portion of long-term debt				82,607,259

	Long-term debt			Ps.	625,194,144

L = LIBOR (London Interbank Offer Rate)

TIIE = Mexican Interbank Rate

EURIBOR = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2015, and December 31, 2016 was approximately 4.2% for both periods.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2015, and December 31, 2016, is as follows:

	2015	2016
Domestic Senior Notes	Ps. 2,000,000	Ps. 2,000,000
International Senior Notes	75,878,612	50,955,191
Lines of credit	41,573,097	29,619,908
Financial Leases	138,077	32,160

Total	Ps.119,589,786	Ps. 82,607,259

Weighted average interest rate	3.5%	5.1%

The Company’s long-term debt maturities are as follows:

Years	Amount
2018	Ps.	30,484,832
2019		57,266,310
2020		113,820,541
2021 and thereafter		423,622,461

Total	Ps.	625,194,144

(i) Senior Notes

The outstanding Senior Notes at December 31, 2015, and December 31, 2016, are as follows:

Currency*	2015		2016
U.S. dollars	Ps.	218,003,981	Ps.	205,984,329
Mexican pesos		83,782,648		72,415,602
Euros**		209,987,492		270,240,624
Sterling pounds**		55,751,813		56,281,605
Swiss francs		14,085,385		16,682,775
Japanese yens		2,590,564		2,306,643
Colombian pesos		2,458,485		—
Chilean pesos		3,104,842		4,079,443

*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

In May 2015, the Company placed 5 year bonds for an amount of EUR $3,000 million which may be exchanged for ordinary shares of KPN, at an exercise price of €4.9007, 45% higher than the reference price on the date of issuance. In December 31, 2015, the closing price of the stock of KPN was €3.4920. Given the terms of the bond, we have identified an embedded option with a fair value of EUR $86.1 million reflected as a liability within derivative financial instruments on the Consolidated Statement of Financial Position as of December 31, 2016. Under the terms of the exchangeable bond agreement, none of the exchanged property (specifically, the KPN shares) has been or will be charged or otherwise placed in custody or set aside to secure or satisfy the Company’s obligations. At any time, the Company may or may not be the owner of the whole or any part of this property and may sell or otherwise dispose of the same or take any action or exercise any rights or options in respect of the same at any time.

In September 2015, the Company completed the placement of EUR $750 million principal amount of exchangeable bonds that will be mandatorily exchangeable into ordinary shares of KPN at maturity. The bonds have a maturity of 3 years and will pay a coupon of 5.5% per year payable quarterly in arrears, as well as the corresponding cash dividends paid by KPN net of withholding taxes. The reference price of the KPN shares for its exchange was set at €3.3374 but could be as high as €4.2552 (reference price plus 27.5%). As a result of the Company’s mandatory exchangeable bond, the Company placed 224.7 million of ordinary shares of KPN in a trust in favor of the bond trustee and the bond holders. The aforementioned conditions allowed the Company to derecognize a portion of its investment in shares in KPN corresponding to the 224.7 million of ordinary shares on its Consolidated Statement of Financial Position as of December 31, 2015.

The exchangeable bonds described above have provisions that will allow for their settlement in cash if AMX wishes to retain ownership of the shares.

In March 2016, AMX placed an international bond for a total amount of EUR $1,500 million divided in two tranches, the first one for EUR $850 million with a coupon of 1.5% and maturity in 2024, and a second one for EUR $650 million with a coupon of 2.125% and maturity in 2028.

In December 2016, Telekom Austria placed an international bond for a total amount of EUR 500 million with a coupon of 1.5% and maturity in 2026, issued to cover a bond amortization in January 2017.

(ii) Domestic Senior Notes

At December 31, 2015, and December 31, 2016, debt under Domestic Senior Notes aggregated to Ps. $22,910.9 million and Ps. $21,043.9 million, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate.

(iii) Lines of credit

At December 31, 2015, and December 31, 2016, debt under lines of credit aggregated to Ps. $52,189.3 million and Ps. $33,999.1 million, respectively.

The Company has two undrawn revolving syndicated facilities –one for the Euro equivalent of U.S. $2,000 million and the other for U.S. $2,500 million maturing in 2021 and 2019 respectively. These loans bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an undrawn revolving syndicated facility in Euros for $1,000 million at a variable rate based on EURIBOR.

(iv) Hybrid Notes

The Company issued three series of Capital Securities (hybrid notes) maturing in 2073: two series denominated in Euros for €1,450 million with a coupon of 5.125% and 6.375% respectively, and one series denominated in sterling pounds in the amount of £550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023, respectively, for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2016, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

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

At December 31, 2016, the Company was in compliance with all the covenants.

15. Accounts Payable, Accrued Liabilities and Asset Retirement Obligations

a) The components of the caption accounts payable and accrued liabilities is as follows:

	At December 31,
	2015	2016
Suppliers	Ps.106,399,877	Ps.132,796,101
Sundry creditors	68,700,378	89,494,976
Interest payable	9,810,698	9,971,959
Guarantee deposits from clients	1,424,428	1,258,065
Dividends payable	3,603,000	3,744,025

Total	Ps.189,938,381	Ps.237,265,126

b) The balance of accrued liabilities at December 31, 2015 and 2016, are as follows:

	At December 31,
	2015	2016
Current liabilities
Direct employee benefits payable	Ps.17,632,137	Ps.19,713,160
Contingencies	34,611,091	50,766,070

Total	Ps.52,243,228	Ps.70,479,230

The movements in contingencies for the years ended December 31, 2015 and 2016 are as follows:

	Balance at				Applications		Balance at
	December 31, 2014	Business combination	Effect of translation	Increase of the year	Payments	Reversals	December 31, 2015
Contingencies	Ps.33,232,749	Ps.68,896	Ps.(3,951,150)	Ps.11,414,777	Ps.(3,643,533)	Ps.(2,510,648)	Ps.34,611,091

	Balance at				Applications		Balance at
	December 31, 2015	Business combination	Effect of translation	Increase of the year	Payments	Reversals	December 31, 2016
Contingencies	Ps.34,611,091	Ps.30,333	Ps.15,397,279	Ps.12,199,311	Ps.(8,959,551)	Ps.(2,512,393)	Ps.50,766,070

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 16 c) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2015 and 2016, are as follows:

	Balance at December 31, 2014		Effect of translation		Increase of the year		Applications				Balance at December 31, 2015
							Payments		Reversals
Asset retirement obligations	Ps.	13,451,407	Ps.	(608,012)	Ps.	1,356,088	Ps.	(20,219)	Ps.	(2,609,367)	Ps.	11,569,897

	Balance at December 31, 2015		Effect of translation		Increase of the year		Applications				Balance at December 31, 2016
							Payments		Reversals
Asset retirement obligations	Ps.	11,569,897	Ps.	2,806,374	Ps.	2,510,635	Ps.	(121,317)	Ps.	(476,958)	Ps.	16,288,631

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites, and may include labor costs. Reversals for 2015 are primarily related to the Telesites spin-off, as described in further detail within Note 12.

16. Commitments and Contingencies

a) Leases

At December 31, 2015 and 2016, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of towers and or premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

The Company has the following non-cancelable commitments under finance leases:

Year ended December 31,
2017	Ps.42,904
2018	42,904
2019	9,692
2020	9,692
2021	9,692
2022 and thereafter	54,918

Total	169,802
Less: amounts representing finance charges	(43,569)

Present value of net minimum lease payments	126,233
Less current portion	(76,979)

Long-term obligations	Ps.49,254

An analysis of non-cancellable operating leases in the next five years is as follows:

Year ended December 31,
2017	Ps.12,949,848
2018	12,323,819
2019	11,140,350
2020	10,528,831
2021	10,143,715
2022 and thereafter	42,068,717

Total	Ps.99,155,280

Rent expense for the years ended December 31, 2014, 2015 and 2016 was Ps. 18,925,361, Ps. 22,015,761 and Ps. 32,300,963, respectively.

b) Commitments

At December 31, 2016, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their 4G networks for an amount up to approximately Ps. 19,203,236 (US$ 926,287). The completion period of these projects depends upon the type of fixed assets under construction. In the case of telephone plant (switching transmission), it takes six months on average; for others, it may take more than 2 years.

These commitments will be paid as follows:

Less than 1 year	Ps.17,359,726
1 to 3 years	1,843,510

Total	Ps.19,203,236

As of December 31, 2016, the Company has purchase commitments with telephone manufacturers for cellular phones for resale for approximately Ps.7,027,945 (US$ 339,000), for delivery through March 2017.

In addition, the Company subsidiary Tracfone has entered into long-term contracts with wireless carriers for the purchase of airtime minutes at current market prices. The purchase commitments are with two carriers and at December 31, 2016, are as follows:

Year ended December 31,
2017	Ps.31,097,100
2018	18,658,260
2019	18,658,260
2020	18,658,260

Total	Ps.87,071,880

c) Contingencies

I. MEXICO

a. América Móvil

Tax Assessment

In December 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified the Company of a Ps.529,700 tax assessment related to the Company’s tax return for the fiscal year ended December 31, 2005, and reduced the Company’s consolidated tax loss for that year from Ps.8,556,000 to zero. The Company has challenged this assessment in federal tax court, and the challenge is still pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this assessment, which it does not consider probable.

ICSID (Additional Facility) Arbitration Proceedings

In August 2016, AMX initiated an arbitration claim against the Republic of Colombia (the “ICSID Arbitration”) on behalf of itself and its subsidiary Comcel under the ICSID Additional Facility Rules pursuant to the investment chapter of the Mexico-Colombia Free Trade Agreement (the “Mexico-Colombia FTA”). The claim relates to certain measures adopted by Colombia since August 2013, including the Colombian Constitutional Court’s decision of 2013 holding that certain laws eliminating the reversion of telecommunication assets did not apply to concessions granted prior to 1998, among them, Comcel’s concessions. As a result, the Ministry of Information Technology and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones or “ITC Ministry”) refused to recognize Comcel’s property rights over its assets following the termination of its concession contracts and decided that Comcel must pay a fee to rent those assets. Moreover, the ITC Ministry initiated an arbitration proceeding pursuant to the concession contracts seeking the reversion of all assets related to those contracts. This has prevented Comcel from using or disposing of their assets freely. AMX has requested compensation on the basis of Colombia’s breach of the Mexico-Colombia FTA and other international legal obligations. The parties are currently in the process of selecting the members who will comprise the arbitral tribunal.

The rights and obligations involved in the ICSID Arbitration are separate from those involved in the local arbitration proceedings administered by the Bogotá Chamber of Commerce (Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá). AMX’s international claims do not affect Comcel’s right to defend against any legal actions initiated by the ITC Ministry or any other government entity pursuant to Colombian law.

b. Telcel

Tax Assessment related to Short Message Service Revenues

In 2014, the SAT notified Telcel of a Ps.320,000 tax assessment for alleged nonpayment of revenues generated by short message services (“SMS”) during 2004 and 2005. The SAT claims that Telcel owed such amounts because SMS constitute services under Telcel’s concession. Telcel challenged SAT’s claim on the grounds that SMS are value-added services which are not under concession. In 2015, both claims were unfavorably resolved by the judicial authorities, and in 2016, Telcel paid both assessments, which were accrued in previous years.

Monopolistic Practices Investigations

In June 2015, the IFT issued a resolution declaring that Telcel had complied with all of the undertakings that had been proposed by IFT’s predecessor, Cofeco, in connection with Cofeco’s investigations into Telcel’s alleged “relative monopolistic practices” and the revocation of a related fine imposed by Cofeco in May 2012. Six operators challenged the conclusion of the investigations and the revocation of the fine. All of those proceedings were resolved on terms favorable to Telcel between 2013 and 2015. However, the resolution to a civil proceeding filed by one of these operators alleging damages arising from the IFT’s revocation of the fine and Telcel’s undertakings is still pending.

In March 2016, the IFT resolved a related investigation of Telcel’s alleged “relative monopolistic practices” on terms favorable to Telcel, due to the fact that the alleged monopolistic practices had been taken into consideration by Cofeco in connection with previous investigations proceedings. This resolution was challenged by the operator that initially filed the claim, which also claims that such alleged monopolistic behavior was unlawfully being repeated (incidente de repetición de acto reclamado). A final resolution to these proceedings is still pending.

Mobile Termination Rates

The mobile termination rates between Telcel and other operators have been the subject of various legal proceedings, including the following:

•	One proceeding (desacuerdo de interconexión) for the years 2009 and 2010 filed with Cofetel by an operator is still pending resolution by the IFT.

•	In connection with certain proceedings (desacuerdos de interconexión) originally filed with Cofetel by several operators, including Telcel, requesting that the regulator set mobile termination rates and other interconnection conditions for the years 2011 through 2017, the IFT set the applicable rates for 2012 through 2016, while the applicable rates for 2011 were previously set by Cofetel. The applicable rates set by the IFT were challenged by several operators, including Telcel. As of the date of this report, only the proceedings related to the applicable rates for 2011 and 2012 have been resolved, confirming the rates previously set by the IFT. However, given that under the new regulatory framework the IFT’s determinations are not suspended pending the resolution of the legal challenges against them, Telcel has applied the rates originally determined by IFT.

•	Telcel has challenged all resolutions under the current regulatory framework imposing asymmetric interconnection rates. These challenges are still pending.

In addition, the Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings in Mexico. The Company cannot predict when or how these matters will be resolved or the financial effects of any such resolution. As of December 31, 2016, the Company has a provision of approximately Ps.494,488 in the accompanying consolidated financial statements to cover the losses considered probable.

Class Action Lawsuits

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) initiated a proceeding before Mexican courts in 2011 on behalf of customers who alleged deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. This proceeding is still pending and if resolved in favor of Profeco, Telcel’s customers would be entitled to compensation for damages.

Telcel was also subject to four class actions lawsuits initiated by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates. One of the lawsuits, filed in Mexico City, was recently dismissed with prejudice because the plaintiffs had filed two practically identical lawsuits, leaving three class action lawsuits that are still pending.

The Company does not currently have enough information on these proceedings to determine whether any of the remaining three class action lawsuits could have an adverse effect on the Company’s business and results of operations in the event that they are resolved against Telcel. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for a loss arising from these proceedings.

c. Telmex and Telnor

Monopolistic Practices Investigations

Since 2007, Cofeco initiated three investigations into alleged monopolistic practices of Telmex and Telnor. Two of the investigations have been concluded by the payment of penalties following appeals. One of these investigations is still pending.

IFT Proceedings Against Telmex

In November 2008, Telmex entered into certain commercial agreements with Dish México Holdings, S. de R.L. de C.V. and its related companies (“Dish”), involving billing, collection services, distribution and equipment leasing. In addition, Telmex had an option that allowed it to purchase shares representing 51% of the capital stock of Dish México, S. de R.L. de C.V. (“Dish México”). In July 2014, Telmex waived its rights under such option.

In January 2015, the IFT imposed a fine on Telmex for an amount of Ps.14,414 on the grounds that an alleged merger (concentración) took place between Telmex and Dish in November 2008 and was not disclosed. Telmex filed an appeal for relief against this resolution and the case is pending. The Company cannot predict the outcome of such proceedings.

In August 2015, the IFT initiated several proceedings in order to determine potential violations of: (i) Telmex’s concession, with respect to an alleged direct or indirect exploitation of a public television services concession in the country and (ii) certain provisions of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión) regarding the cost-free rule of re-transmission of television broadcast signals (commonly known as “must offer”), through other operators.

In June 2016, the IFT determined that the internet service known as “Uno TV” and its access through Telmex’s network do not breach the prohibition to distribute television signals established under Telmex’s concession.

d. CGTEL, S.A.P.I. de C.V. (formerly Carso Global Telecom, S.A. de C.V.)

Tax Assessment

In November 2010, the SAT notified the Company’s subsidiary, CGTEL, S.A.P.I. de C.V. (formerly Carso Global Telecom, S.A. de C.V., “CGT”), of a Ps.3,392,000 tax assessment related to the change in the scope of the tax consolidation for the fiscal year ended December 31, 2005. The SAT alleges that this change generated a reduction in the participation of CGT in its subsidiaries, resulting in increased income taxes. In 2016, CGT obtained a favorable judicial decision that resulted in the elimination of the tax assessment previously determined by the SAT.

e. America Central Tel

Tax Assessment

In August 2016, the SAT notified the Company’s subsidiary ACT of a tax assessment of approximately Ps 1,244,000, for alleged tax improprieties for the fiscal year ended December 31, 2008. The SAT alleged that certain taxes paid by ACT in Guatemala in relation to dividends received in Mexico could not be applied as tax credits for income tax purposes in Mexico. ACT has challenged the SAT’s assessment before the federal tax court and a resolution is still pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this assessment, which the Company does not consider probable.

f. Sercotel

Tax Assessment

In March 2012, the SAT notified the Company and its subsidiary Sercotel, S.A. de C.V. (“Sercotel”) of a fine of approximately Ps.1,400,000 for alleged tax improprieties arising from the transfer of certain accounts receivable from one of the Company’s other subsidiaries to Sercotel. In July 2014, the Company challenged the fine before the federal tax court, and the challenge is still pending. The Company also expects the SAT to issue an additional tax assessment of Ps.2,750,000 in connection with this matter. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this fine, which the Company does not consider probable.

II. BRAZIL

Following the merger in 2014 of the Company’s subsidiaries Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Embratel Participações S.A. (“Embrapar”) and Net Serviços de Comunicação S.A. (“Net Serviços”) into Claro S.A. (“Claro Brasil”), Claro Brasil became the legal successor of Embratel, Embrapar and Net Serviços.

a. Tax Matters

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

ICMS

As of December 31, 2016, the Company’s Brazilian subsidiaries Claro Brasil, Star One S.A. (“Star One”), Primesys Soluções Empresariais S.A. (“Primesys”), Telmex Do Brasil Ltda. (“TdB”), Americel S.A. (“Americel”), Brasil Telecomunicações S.A. (“BrTel”) and TVSAT Telecomunicações S.A. (“TV SAT”), had aggregate tax contingencies related to ICMS of approximately Ps.64,405,948 (R$10,125 million). As of December 31, 2016, the Company has established a provision of Ps.3,517,678 (R$553 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable. Such ICMS contingencies include:

•	Tax assessments against Star One in the amount of Ps.23,618,695 (R$3,713 million) based on allegations that the provision of satellite capacity by Star One is subject to ICMS. The Company is contesting these tax assessments in separate proceedings at different litigation stages and has obtained favorable judicial decisions in two proceedings. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these assessments, which the Company does not consider probable.

•	Tax assessments against Claro Brasil and Americel in the amount of Ps.6,933,579 (R$1,090 million), due to a decision holding unconstitutional certain benefits granted by the Brazilian states. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these assessments, which the Company does not consider probable.

•	A tax assessment against Primesys in the amount of Ps.4,535,451 (R$713 million), related to ICMS over certain activities not deemed as part of data communication services. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this assessment, which the Company does not consider probable.

CSLL/IRPJ

As of December 31, 2016, Claro Brasil, Americel, BrTel and Star One had aggregate tax contingencies related to CSLL, IRPJ and the non-delivery of certain tax files in an amount of Ps.25,565,186 (R$4,019 million). As of December 31, 2016, the Company has established a provision of Ps.3,212,346 (R$505 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

The aforementioned CSLL/IRPJ contingencies include a tax assessment against Claro Brasil in the amount of Ps.12,365,942 (R$1,944 million) alleging the undue amortization of goodwill amounts between 2009 and 2012, and charging CSLL, IRPJ and penalties due to the late payment of taxes. Claro Brasil has challenged this assessment at the administrative level and the challenge is still pending. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this assessment, which the Company does not consider probable.

PIS/COFINS

As of December 31, 2016, Claro Brasil, Americel, Star One, TdB and Brasil Center Comunicações Ltda. (“Brasil Center”) had aggregate tax assessments related to PIS and COFINS in the amount of Ps.32,651,430 (R$5,133 million). As of December 31, 2016, the Company has established a provision of Ps.16,303,451 (R$2,563 million) in the accompanying consolidated financial statements for the losses arising from the PIS/COFINS assessments that the Company considers probable. With respect to such PIS/COFINS assessments:

•	Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds to exclude ICMS payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the companies have paid the tax based on their position in the lawsuits, and have established a provision for the disputed amounts. As of December 31, 2016, the total amount in dispute was approximately Ps.18,822,440 (R$2,959 million).

•	Tax assessments against Claro Brasil and Americel related to the offset of PIS and COFINS credits recorded in the non-cumulative method in an amount of Ps.9,452,567 (approximately R$1,486 million) as of December 31, 2016. The Company has not established a provision in the accompanying consolidated financial statements to cover the losses arising from this contingency, which the Company does not consider probable.

FUST/FUNTTEL

Anatel has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One, BrTel and TVSAT an aggregate amount of Ps.16,049,008 (R$2,523 million) based on an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate its FUST obligations. The companies are contesting these assessments. As of December 31, 2016, the Company has established a provision of Ps.12,722 (R$2 million) in the accompanying consolidated financial statements to cover the losses arising from these assessments that the Company considers probable.

In addition, Anatel and the Brazilian Ministry of Communications (Ministério das Comunicações) have initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One, BrTel and TVSAT totaling an amount of Ps.5,763,140 (R$906 million) as of December 31, 2016, due to an alleged underpayment of their obligations to FUST and FUNTTEL. The companies have challenged these assessments, which are still pending. As of December 31, 2016, the Company has established a provision of Ps.6,361 (R$1 million) in the accompanying consolidated financial statements to cover the losses arising from these assessments that the Company considers probable.

ISS

The Municipal Revenue Services have issued tax assessments against Claro Brasil, Brasil Center and Primesys, totaling an aggregate amount of approximately Ps.3,371,373 (R$530 million) due to the alleged nonpayment of ISS over several telecommunication services, including Pay TV services, considered as taxable for ISS by these authorities. The companies have challenged the tax assessments on the grounds that the services cited are not subject to ISS tax and these challenges are still pending. As of December 31, 2016, the Company has established a provision of Ps.25,444 (R$4 million) in the accompanying financial statements for the losses arising from these assessments that the Company considers probable.

TFI

As of December 31, 2016, Anatel has fined Claro Brasil and Americel a total of Ps.13,797,185 (R$2,169 million), for an unpaid installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renovation of radio base stations. Claro Brasil and Americel have challenged the fine, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these proceedings, which the Company does not consider probable.

Other Tax Contingencies

There are several other tax contingencies involving Claro Brasil, Americel, Star One, TdB and Primesys in an aggregate amount of Ps.13,778,102 (R$2,166 million), mainly related to telecommunication taxes, the funding of the Brazilian Communication Company (Empresa Brasileira de Comunicação, or “EBC”), IRPJ, CSLL, social security taxes (Instituto Nacional do Seguro Social, or “INSS”), taxes on industrial products (Imposto Sobre Produtos Industrializados, or “IPI”), taxes on financial transactions (Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”), the offsetting of IRPJ, COFINS, CSLL and IRRF against allegedly improper IRPJ credits, and for not making certain filings in the correct form from 2002 through 2005, the allegedly nonpayment of the IRRF and the economic domain intervention contribution (Contribuição de Intervenção no Domínio Econômico, or “CIDE”), overpayments related to outbound traffic, the public price concerning the administration of numbering resources (Preço Público Relativo à Administração dos Recursos de Numeração, or “PPNUM”) and import taxes (Imposto de Importação, or “II”). As of December 31, 2016, the Company has established a provision of Ps.4,656,311 (R$732 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

b. Regulatory Matters

Inflation-Related Adjustments

Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation-related adjustments resulted in a shortfall of the installment payments. The companies have filed declaratory and consignment actions seeking resolution of the disputes and have obtained injunctions from a federal appeals court suspending payment until the pending appeals are resolved.

The amount of the alleged shortfall as well as the method used to calculate monetary correction are subject to judicial disputes. If other methods or assumptions are applied, the amount may increase. In December 2016, Anatel calculated the monetary correction in a total amount of Ps.15,571,927 (R$2,448 million). As of December 31, 2016, the Company has established a provision of Ps.4,102,897 (R$645 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

Reversible Assets

Claro Brasil’s long-distance fixed-line concessions provide that the concessionaire’s assets that are “indispensable” for the provision of domestic and international long-distance fixed-line services cannot be disconnected, replaced or sold without the prior regulatory approval of Anatel. Upon expiration of these concessions, those assets that are “indispensable” to provide domestic and international long distance fixed-line services will revert to the Brazilian government, in which case any compensation for investments made in those assets would be the depreciated cost of such assets. Brazilian law does not provide any guidance as to which assets would be subject to reversion under these concessions, and there is no precedent establishing: (i) which assets are “indispensable” under these concessions at the time of their expiration or (ii) the treatment of assets that are also used for telecommunications services not regulated by the concessions. Those assets Claro Brasil uses exclusively in the provision of wireless and Pay TV services are not subject to reversion. See Note 2.

In the second half of 2015, Anatel fined Claro Brasil approximately Ps.63,611 (R$10 million) and imposed the obligations listed below on Claro Brasil in connection with the alleged non-compliance with requirements set out in the Reversible Assets Regulation (Regulamento de Bens Reversíveis).

•	To make a deposit within 180 days of approximately Ps.5,534,141 (R$870 million) in an escrow account to buy other assets which would be subject to reversion and thereby replace the assets removed. However, if the assets were replaced, Claro Brasil may instead deposit the difference between their sale price and the price of assets purchase to replace them. According to Anatel, such amount represents the value of the assets that were being allegedly removed from the assets list reported to Anatel without a justification for the alleged removal.

•	Within 180 days following Anatel’s decision, the inclusion in all agreements executed after the Reversible Assets Regulation (Regulamento de Bens Reversíveis) came into effect, of mandatory provisions related, among others, to the indispensability of those assets for the provision of the services under the concessions, Anatel’s subrogation rights under those agreements and the obligation of their counterparty not to encumber the assets used by Claro Brasil thereunder.

•	To file an appeal against any order imposing a lien on any Claro Brasil’s reversible assets within 30 days from the date Claro Brasil received notice of the decision.

In 2015, Claro Brasil appealed the decision, causing a temporary suspension of its obligations, and this appeal is still pending.

Other regulatory disputes

Claro Brasil is party to other judicial disputes with Anatel in an aggregate amount of Ps.7,817,769 (R$1,229 million). As of December 31, 2016, the Company has established a provision of Ps.674,275 (R$106 million) in the accompanying consolidated financial statements for the losses arising from these disputes that the Company considers probable.

c. Other Civil, Environmental and Labor Contingencies

Claro Brasil and its subsidiaries are party to other civil, environmental and labor claims, as described below. In each case, the Company is contesting the claims at different stages. As of December 31, 2016, the Company has established the following provisions for those losses arising from these claims that the Company considers probable.

•	Civil: Claims for Ps.30,571,357 (R$4,806 million), including those filed by its Pay TV, internet access and telephone service customers and a provision of Ps.1,036,856 (R$163 million) in the accompanying consolidated financial statements.

•	Environmental: Claims for Ps.4,611,784 (R$725 million) and a provision of Ps.63,611 (R$10 million) in the accompanying consolidated financial statements.

•	Labor: Claims for Ps.42,752,827 (R$6,721 million) filed by current and former employees and a provision of Ps.2,830,681 (R$445 million) in the accompanying consolidated financial statements.

d. Third-Party Disputes

Claro Brasil, Americel, TdB, Primesys, Brasil Center and their subsidiaries are parties to certain disputes with third parties in connection with former sales agents, outsourced companies’ contract cancellation, increases in monthly subscription rates and channel transmission, class actions, real estate issues, disputes with former employees regarding health care payments and other matters. The cases, which are in advanced stages of litigation, are for claims in an aggregate amount of Ps.22,384,645 (R$3,519 million). As of December 31, 2016, the Company has established a provision of Ps.2,309,073 (R$363 million) in the accompanying consolidated financial statements for the losses arising from these disputes that the Company considers probable.

III. COLOMBIA

Local Arbitration Proceedings (Bogotá Chamber of Commerce)

In 2013, the Colombian Constitutional Court rendered a decision holding that certain laws eliminating the reversion of telecommunication assets in Colombia did not apply to concessions granted prior to 1998 and that the reversion of assets under those earlier concession agreements would be governed by their contractual terms. Following the termination of Comcel’s concession contracts, Comcel and the ITC Ministry initiated discussions with respect to the liquidation of Comcel’s concession contracts. However, as a result of the Constitutional Court’s decision, the ITC Ministry took the position that assets under Comcel’s concession contracts should revert to the Colombian government. Comcel disputes the ITC Ministry’s interpretation of the Constitutional Court’s decision and contends that the reversion of assets should not apply.

In February 2016, the ITC Ministry initiated an arbitration claim against Comcel before the Bogotá Chamber of Commerce pursuant to the concession contracts. In its claim, the ITC Ministry requested: (a) the liquidation of the concession contracts; (b) the reversion of all assets related to the concession contracts and (c) monetary compensation in case the assets cannot be reverted without affecting the continuity of the mobile services. In May 2016, Comcel was served with the ITC Ministry’s arbitration claim and in July 2016 answered the complaint rejecting the ITC Ministry’s claim. The proceedings are currently at the evidentiary stage.

IV. ECUADOR

a. Conecel

Tax Assessments

In 2011 and 2012, the Ecuadorian Internal Revenue Services (Servicios de Rentas Internas del Ecuador, or “SRI”) notified Conecel of tax assessments of Ps.2,467,037 (US$119,000) relating to income tax for fiscal years

2007 through 2009, which were challenged by Conecel. Following an amnesty law enacted by the National Assembly (Asamblea Nacional) in May 2015, that granted the remission of interest and penalties from tax obligations, Conecel applied for amnesty pursuant this new law in connection with the tax assessments for the 2007 and 2009 fiscal years and paid a total amount of Ps.1,339,248 (US$64,600) in connection with such fiscal years. In October 2015, the National Court of Justice (Corte Nacional de Justicia) ruled in favor of SRI with regard to the tax assessment for the fiscal year 2008.

As of December 31, 2016, Conecel has made payments in the amount of Ps.935,111 (US$45,106) in connection with the 2008 tax assessment and filed an extraordinary protection action before the Constitutional Court. However such action does not suspend the enforcement of the National Court of Justice’s decision. As of December 31, 2016, Conecel has established a provision of Ps.238,453 (US$11,502), representing the outstanding amount of the 2008 tax assessment, in the accompanying consolidated financial statements for the losses arising from this assessment that the Company considers probable.

Monopolistic Practices Proceedings

In February 2014, following a regulatory claim filed in 2012 by state-owned operator Corporación Nacional de Telecomunicaciones (“CNT”), the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”) imposed a fine on Conecel of Ps.2,869,226 (US$138,400) for alleged monopolistic practices. CNT alleged that Conecel had exclusive rights to deploy its network in five locations and was thereby preventing CNT from deploying its own network in the same locations. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued the same month, the fine was suspended while it is pending. Conecel denies any wrongdoing and contends that CNT had other alternative sites in the same locations where it could have deployed its network. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this proceeding that the Company does not consider probable.

Conecel is also subject to one proceeding initiated by the SCPM to assess Conecel’s compliance with the administrative injunction issued by the SCPM as part of its decision that admitted the claim filed by CNT in 2012. In August 2016, the SCPM, imposed a fine on Conecel of Ps.1,699,975 (US$82 million). Conecel has challenged this decision and posted a guarantee for Ps.856,207 (US$41.3 million). The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this proceeding, which the Company does not consider probable.

Rounded Rates

In February 2015, the National Assembly enacted a new Telecommunications Law (Ley Orgánica de Telecomunicaciones), which included a provision requiring Conecel to pay the Telecommunication Regulatory Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “Arcotel”) any amounts rounded per minute charged to the users between 1999 and 2000. Until 2000, charging rates on a per minute basis (and rounding up to the next full minute for any fractions of a minute) was a legal pricing scheme used by mobile telephony operators.

In 2015, Conecel challenged the validity of the application of this provision of the Telecommunications Law. However, all legal actions were decided in a manner adverse to Conecel and no decision was issued by the Ecuadorian State Attorney with respect to the applicable interest rate of the obligation. Accordingly, in November 2016, Conecel paid Arcotel approximately Ps.352,434 (US$17,000) in addition to the Ps.1,015,839 (US$49,000) previously paid by Conecel. This matter has been resolved.

V. BULGARIA

a. Mobiltel

Tax Assessments

In June 2014, the Bulgarian tax authorities issued a tax assessment against Mobiltel EAD (“Mobiltel”) in connection with the amortization of its brand name and customer base for fiscal year 2007, in an amount of approximately Ps.494,933 (€22.7 million), including interest as of December 31, 2016. In 2015, Mobiltel challenged this assessment. In October 2015, the Administrative Court issued a ruling favorable to Mobiltel, which was subsequently challenged by the tax authorities and forwarded to the Supreme Administrative Court for a final determination. Mobiltel has obtained bank guarantees to secure the tax liability of up to Ps.497,113 (€22.8 million).

In September 2015, the tax authorities issued a second tax assessment based on the same allegations for fiscal year 2008, in an amount of approximately Ps.464,408 (€21.3 million), including interest as of December 31, 2016. In 2015, Mobiltel challenged this assessment and obtained the suspension of the administrative proceeding until the challenge of the 2007 tax assessment is resolved. Three additional bank guarantees were issued to secure the tax liability related to 2008, totaling an amount of Ps.466,589 (€21.4 million).

In October 2016, the tax authorities issued a third tax assessment based on the same allegations for the year 2009, in an amount of approximately Ps.396,818 (€18.2 million), including interest as of December 31, 2016. Mobiltel has challenged this assessment before the highest Bulgarian tax authority and obtained the suspension of the administrative proceeding until the challenge of the 2007 tax assessment is resolved. The obligation of the third tax assessment is secured by one bank guarantee for an amount of Ps.401,179 (€18.4 million).

In case of an unfavorable decision by the competent courts, Mobiltel might face a further potential additional claim for the years 2010 to 2012 in the amount of up to Ps.978,964 (€44.9 million) including interest as of December 31, 2016. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from these assessments, which the Company does not consider probable.

17. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2015	2016
Liabilities:
Mexico	Ps. 84,801,485	Ps. 70,073,351
Puerto Rico	15,621,619	17,736,616
Brazil	3,534,739	7,222,762
Europe	14,788,678	15,748,433
Ecuador	196,841	267,705

Total	Ps.118,943,362	Ps.111,048,867

	For the year ended December 31,
	2014	2015	2016
Net period cost (benefit):
Mexico	Ps.8,755,823	Ps.8,962,953	Ps.12,281,154
Puerto Rico	(1,631,225)	(455,117)	1,058,131
Brazil	436,753	451,353	633,159
Europe	267,604	260,850	226,447
Ecuador	26,759	58,042	41,380

Total	Ps.7,855,714	Ps.9,278,081	Ps.14,240,271

a) Defined benefit plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans are as follows:

	At December 31
	2015				2016
	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability
Mexico	Ps.266,548,490	Ps.(182,436,376)	Ps. —	Ps. 84,112,114	Ps.249,101,141	Ps.(179,871,258)	Ps. —	Ps.69,229,883
Puerto Rico	32,929,155	(17,307,536)	—	15,621,619	39,909,853	(22,173,237)	—	17,736,616
Brazil	10,909,086	(12,490,528)	4,823,147	3,241,705	19,752,908	(20,301,126)	7,083,218	6,535,000
Europe	3,544,587	—	—	3,544,587	4,366,245	—	—	4,366,245

Total	Ps.313,931,318	Ps.(212,234,440)	Ps.4,823,147	Ps.106,520,025	Ps.313,130,147	Ps.(222,345,621)	Ps.7,083,218	Ps.97,867,744

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2014, 2015 and 2016:

	At December 31, 2014
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	290,188,853	Ps.	(230,393,171)	Ps.	6,414,645	Ps.	66,210,327
Current service cost		4,673,010		—		—		4,673,010
Interest cost on projected benefit obligation		25,052,769		—		—		25,052,769
Expected return on plan assets		—		(20,853,857)		—		(20,853,857)
Changes in the asset ceiling during the period and others		—		—		734,171		734,171
Past service costs and other		(2,530,502)		101,554		—		(2,428,948)
Actuarial loss for changes in experience		11,307		—		—		11,307
Actuarial gain from changes in demographic assumptions		(89)		—		—		(89)
Actuarial loss from changes in financial assumptions		132,529		—		—		132,529

Net period cost	Ps.	27,339,024	Ps.	(20,752,303)	Ps.	734,171	Ps.	7,320,892
Actuarial loss for changes in experience		1,709,077		—		—		1,709,077
Actuarial loss from changes in demographic assumptions		1,295,107		—		—		1,295,107
Actuarial loss from changes in financial assumptions		3,885,510		—		—		3,885,510
Changes in the asset ceiling during the period and others		—		—		(844,575)		(844,575)
Return on plan assets greater than discount rate		—		4,076,445		—		4,076,445

Recognized in Other comprehensive income	Ps.	6,889,694	Ps.	4,076,445	Ps.	(844,575)	Ps.	10,121,564
Contributions made by plan participants		191,622		—		—		191,622
Contributions to the pension plan by the Company		—		(2,183,939)		—		(2,183,939)
Benefits paid		(8,523,259)		8,523,259		—		—
Payments to employees		(12,720,278)		—		—		(12,720,278)
Acquisition of subsidiary		2,934,794		—		—		2,934,794
Effect of translation		3,339,349		(1,630,620)		(47,167)		1,661,562

Others	Ps.	(14,777,772)	Ps.	4,708,700	Ps.	(47,167)	Ps.	(10,116,239)

Balance at the end of the year	Ps.	309,639,799	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,536,544
Less short-term portion		(126,439)		—		—		(126,439)

Non-current obligation	Ps.	309,513,360	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,410,105

	At December 31, 2015
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	309,639,799	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,536,544
Current service cost		4,540,925		—		—		4,540,925
Interest cost on projected benefit obligation		25,811,047		—		—		25,811,047
Expected return on plan assets		—		(20,710,965)		—		(20,710,965)
Changes in the asset ceiling during the period and others		—		—		601,540		601,540
Past service costs and other		(1,365,096)		118,725		—		(1,246,371)
Actuarial gain for changes in experience		(27,949)		—		—		(27,949)
Actuarial loss from changes in financial assumptions		30,285		—		—		30,285

Net period cost	Ps.	28,989,212	Ps.	(20,592,240)	Ps.	601,540	Ps.	8,998,512
Actuarial gain for changes in experience		(2,021,790)		—		—		(2,021,790)
Actuarial gain from changes in demographic assumptions		(685,110)		—		—		(685,110)
Actuarial gain from changes in financial assumptions		(2,502,344)		—		—		(2,502,344)
Changes in the asset ceiling during the period and others		—		—		(754,357)		(754,357)
Return on plan assets greater than discount rate		—		31,026,539		—		31,026,539

Recognized in Other comprehensive income	Ps.	(5,209,244)	Ps.	31,026,539	Ps.	(754,357)	Ps.	25,062,938
Contributions made by plan participants		231,619		—		—		231,619
Contributions to the pension plan by the Company		—		(2,954,839)		—		(2,954,839)
Benefits paid		(22,321,686)		22,149,262		—		(172,424)
Payments to employees		(19,929)		—		—		(19,929)
Effect of translation		2,739,958		497,167		(1,281,110)		1,956,015

Others	Ps.	(19,370,038)	Ps.	19,691,590	Ps.	(1,281,110)	Ps.	(959,558)

Balance at the end of the year	Ps.	314,049,729	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,638,436
Less short-term portion		(118,411)		—		—		(118,411)

Non-current obligation	Ps.	313,931,318	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,520,025

	At December 31, 2016
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	314,049,729	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,638,436
Current service cost		4,606,856		—		—		4,606,856
Interest cost on projected benefit obligation		27,275,363		—		—		27,275,363
Expected return on plan assets		—		(18,972,042)		—		(18,972,042)
Changes in the asset ceiling during the period and others		—		—		875,192		875,192
Past service costs and other		—		165,851		—		165,851
Actuarial gain for changes in experience		(28,867)		—		—		(28,867)
Actuarial loss from changes in financial assumptions		7,784		—		—		7,784

Net period cost	Ps.	31,861,136	Ps.	(18,806,191)	Ps.	875,192	Ps.	13,930,137
Actuarial gain for changes in experience		(20,976,837)		—		—		(20,976,837)
Actuarial loss from changes in demographic assumptions		397,985		—		—		397,985
Actuarial loss from changes in financial assumptions		1,718,189		—		—		1,718,189
Changes in the asset ceiling during the period and others		—		—		(754,535)		(754,535)
Return on plan assets lower than discount rate		—		(4,724,041)		—		(4,724,041)

Recognized in Other comprehensive income	Ps.	(18,860,663)	Ps.	(4,724,041)	Ps.	(754,535)	Ps.	(24,339,239)
Contributions made by plan participants		255,760		(255,760)		—		—
Contributions to the pension plan by the Company		—		(2,756,519)		—		(2,756,519)
Benefits paid		(25,694,301)		25,517,599		—		(176,702)
Payments to employees		(525,612)		—		—		(525,612)
Effect of translation		12,196,546		(9,086,269)		2,139,414		5,249,691

Others	Ps.	(13,767,607)	Ps.	13,419,051	Ps.	2,139,414	Ps.	1,790,858

Balance at the end of the year	Ps.	313,282,595	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	98,020,192
Less short-term portion		(152,448)		—		—		(152,448)

Non-current obligation	Ps.	313,130,147	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	97,867,744

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2014, 2015 and 2016 was Ps. 573,733, Ps. 160,835 and Ps.200,455, respectively. The balance of other employee benefits at December 31, 2015 and 2016 was Ps. 689,471 and Ps.843,467, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2014 and 2015 and 2016 was Ps.26,759, Ps. 58,042 and Ps.41,380, respectively. The balance of employee benefits at December 31, 2015 and 2016 was Ps. 196,841 and Ps.267,705, respectively.

Plan assets are invested in:

	At December 31
	2015			2016
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	35%	7%	57%	30%	4%	65%
Debt instruments	64%	88%	43%	68%	90%	35%
Others	1%	5%	—	2%	6%	—

	100%	100%	100%	100%	100%	100%

Included in Telmex’s net pension plan liability are plan assets of Ps. 182,436,377 and Ps. 179,871,258 as of December 31, 2015 and 2016, respectively, of which 28.1% and 31.6% during 2015 and 2016, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 25,954,494 and Ps. (26,940,226) during 2015 and 2016, respectively, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2015 to December 31, 2016. The increase in fair value of the aforementioned related party pension plan investments approximated Ps. (28,793,765) and Ps. 3,071,275 during the years ended December 31, 2015 and 2016, respectively.

The assumptions used in determining the net period cost were as follows:

	2014				2015				2016
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long-term rate return	4.80%	12.09%	9.20%	2.00%	Varies	12.57%	9.20%	1.25% & 2.25%	Varies	10.84%	10.70%	1.0%, 1.5% & 1.75%
Rate of future salary increases	4.00%	5.40%	4.50%	5.5%, 3.1% & 4.5%	3.50%	5.00%	4.50%	4.9%, 3.0% & 4.5%	3.50%	4.85%	4.50%	3.0%, 3.9% & 4.4%
Percentage of increase in health care costs for the coming year	5.80%	11.90%	—	—	5.70%	11.50%	—	—	4.20%	11.35%	—	—
Year to which this level will be maintained	2027	—	—	—	2027	—	—	—	N/A	2017	—	—
Rate of increase of pensions	—	—	—	1.60%	—	—	—	1.60%	—	—	—	1.60%
Employee turnover rate*	—	—	—	0.0%-2.01%	—	—	—	0.0%-2.06%	—	—	—	0.0%-1.88%
*	Depending on years of service

Biometric

Puerto Rico:
Mortality: Disability:	RP 2014, MSS 2016 Tables. 1985 Pension Disability Table

Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, disability and retirement is zero

Europe

Life expectancy in Austria is based on “AVÖ 2008-P- Rechnungsgrundlagen für die Pensionsversicherung-Pagler & Pagler”.

Mexico
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2016, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2016 are as follows:

	-100 points		+100 points
Discount rate	Ps.	27,507,189	Ps.	(22,260,296)
Health care cost trend rate	Ps.	718,149	Ps.	(616,499)

Telmex Plans

A percentage of the Telmex´s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation received by employees in their final year of employment, their seniority, and their retirement age. Telmex has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary.

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

Service awards in Austria

Civil servants and certain employees are eligible to receive certain service awards. Under such plans, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring under a specific legal regime are eligible to receive four monthly salaries. The compensation is accrued as earned over the period of service, taking into account the employee turnover rate.

Severance in Austria

Employees starting to work for Austria on or after January 1, 2003 are covered by a defined contribution plan. Telekom Austria paid Ps. 36,917 and Ps. 44,217 (1.53% of the salary) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2015 and 2016, respectively.

Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans. Upon termination by Telekom Austria or retirement, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime or bonuses. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of eligible employees receive 50% of the severance benefits.

b) The defined contribution plans (DCP)

Brazil

Claro makes contributions to the DCP through Embratel Social Security Fund — Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (between 3% and 8% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

The unfunded liability represents Claro’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year. At December 31, 2015 and 2016, the balance of the DCP liability was Ps. 293,034 and Ps. 687,762, respectively.

For the years ended December 31, 2014, 2015 and 2016 the cost of labor were Ps. 38,583, Ps. 23,319 and Ps. 64,166, respectively.

Austria

In Austria, pension benefits generally are provided by the social security system for employees and by the government for civil servants. Telekom Austria is required to assist in funding the Austrian government’s pension and health care obligations to Telekom Austria current and former civil servants and their surviving dependents. In 2015 and 2014, the rate of contribution for active civil servants amounted to a maximum of 28.3% depending on the age of the civil servant. 15.75% are borne by Telekom Austria and the remaining portion is contributed by the civil servants. Contributions to the government, net of the share contributed by civil servants, amounted to Ps. 718,934 in 2015 and Ps. 836,655 in 2016. From January 1, 2017, the rate of contribution will be reduced to a maximum of 25.1% depending on the age of the civil servant 12.55% are borne by Telekom Austria and the remaining portion is contributed by the civil servants.

Additionally, Telekom Austria sponsors a defined contribution plan for employees of some of its Austrian subsidiaries. Telekom Austria contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps. 252,368 in 2015 and Ps.258,891 in 2016.

As of December 31, 2015 and 2016 the liability related to this defined contribution plan amounted to Ps. 127,510 and Ps. 130,689, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at December 31, 2014						Applications			Balance at December 31, 2015
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	12,160,824	Ps.	569,955	Ps.	2,022,865	Ps.	(1,720,080)	Ps.(1,916,983)	Ps.	11,116,581

	Balance at December 31, 2015						Applications			Balance at December 31, 2016
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	11,116,581	Ps.	1,856,606	Ps.	2,210,026	Ps.	(1,832,675)	Ps.(2,099,039)	Ps.	11,251,499

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

Changes in the provision are recognized in employee expense and reported in the line item selling, general & administrative expenses, while the accretion expense is reported in the financial result in the line item interest on employee benefits and restructuring and other financial items. A part of the provision was released since a number of employees returned to regular operations, were transferred to the government or opted for schemes such as golden handshakes, special severance packages and early retirement to an extent not foreseeable at the time of the measurement of the provision in the previous year. The changes in estimate are due to adjustments of the discount rate and the rate of compensation as well as an adjustment of the employee turnover rate from 22.9% in 2015 to 34.3% in 2016. The employee turnover rate takes into consideration employees leaving in the future as well as temporary re-employment within Telekom Austria and is only applicable to the provision for employees permanently leaving the service process and not to provisions for social plans.

Based on the general agreement for the transfer of personnel, which was concluded with the Austrian government in 2013, employees transferring voluntarily to the government can apply for a permanent transfer after a probation period of six months. During this probation period, Telekom Austria bears the salary expense. In case of a permanent transfer, Telekom Austria has to compensate the government for any excess expense arising due to differing professional classifications of work places. Furthermore, compensation payments have to be effected to civil servants up to the age of 62 (optionally also one-off payments).

Furthermore, restructuring includes agreements from previous years concluded with the Austrian government relating to the voluntary transfer of civil servants with tenure, whose positions are eliminated due to technological progress, to employment with the government. Civil servants in Austria can voluntarily transfer to administrative employment with the government. After a period of six to twelve months of public service and subjects to a positive performance evaluation, the civil servants have the option to apply for a permanent transfer, in which case the right to return to Telekom Austria is forfeited. Telekom Austria bore the salary expense for these civil servants up to June 30, 2016. The civil servants are compensated for any shortfall in salary or pension payments.

18. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2015 and 2016:

	December 31, 2015
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Marketable securities and other short term investments	Ps.	12,257,668	Ps.	—	Ps.	44,089,801
Accounts receivable from subscribers, distributors, and other, net		129,198,593		—		—
Related parties		845,633		—		—
Derivative financial instruments		—		40,882,008		—

Total		Ps.142,301,894		Ps.40,882,008		Ps.44,089,801

Financial Liabilities:
Debt	Ps.	683,216,744	Ps.	—	Ps.	—
Accounts payable		189,938,381		—		—
Related parties		2,246,834		—		—
Derivative financial instruments		—		10,664,337		100,599

Total	Ps.	875,401,959	Ps.	10,664,337	Ps.	100,599

	December 31, 2016
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Marketable securities and other short term investments	Ps.	13,393,646	Ps.	—	Ps.	41,463,511
Accounts receivable from subscribers, distributors, and other, net		175,059,881		—		—
Related parties		740,492		—		—
Derivative financial instruments		—		909,051		—

Total	Ps.	189,194,019	Ps.	909,051	Ps.	41,463,511

Financial Liabilities:
Debt	Ps.	707,801,403	Ps.	—	Ps.	—
Accounts payable		237,265,126		—		—
Related parties		2,971,325		—		—
Derivative financial instruments		—		17,504,910		79,837

Total	Ps.	948,037,854	Ps.	17,504,910	Ps.	79,837

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2015 and 2016 is as follows:

	Measurement of fair value at December 31, 2015
	Level 1		Level 2		Level 3		Total
Assets:
Marketable securities and other short term investments	Ps.	44,089,801	Ps.	12,257,668	Ps.	—	Ps.	56,347,469
Derivative financial instruments		—		40,882,008		—		40,882,008
Pension plan assets		205,383,139		6,749,645		101,656		212,234,440

Total	Ps.	249,472,940	Ps.	59,889,321	Ps.	101,656	Ps.	309,463,917

Liabilities:
Debt	Ps.	656,026,844	Ps.	59,400,873	Ps.	—	Ps.	715,427,717
Derivative financial instruments		—		10,764,936		—		10,764,936

Total	Ps.	656,026,844	Ps.	70,165,809	Ps.	—	Ps.	726,192,653

	Measurement of fair value at December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets:
Marketable securities and other short term investments	Ps.	41,463,511	Ps.	13,393,646	Ps.	—	Ps.	54,857,157
Derivative financial instruments		—		909,051		—		909,051
Pension plan assets		214,051,693		8,175,469		118,459		222,345,621

Total	Ps.	255,515,204	Ps.	22,478,166	Ps.	118,459	Ps.	278,111,829

Liabilities:
Debt	Ps.	666,457,233	Ps.	80,214,836	Ps.	—	Ps.	746,672,069
Derivative financial instruments		—		17,584,747		—		17,584,747

Total	Ps.	666,457,233	Ps.	97,799,583	Ps.	—	Ps.	764,256,816

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in available for sale securities, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gains (losses) related to derivative financial instruments for the years ended December 31, 2015 and 2016 was Ps.2,986,939 and Ps.(28,878,632), respectively.

For the years ended December 31, 2014, 2015 and 2016, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

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

b) As of December 31, 2016 and 2015, the Company’s capital stock was represented by 65,798,000,000 (20,634,632,660 “AA” shares, 592,084,871 “A” shares and 44,571,282,469 “L” shares), and 66,000,000,000 (23,384,632,660 “AA” shares, 625,416,402 “A” shares and 41,989,950,938 “L” shares), respectively.

c) As of December 31, 2016 and 2015, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of (i) 29,691,724,196 shares (29,691,076,321 “L” shares and 647,875 “A” shares); and 29,489,724,196 shares (29,486,009,139 “L” shares and 3,715,057 “A” shares), respectively. It is important to mention, that on November 14, 2016, the Company placed in circulation a total amount of 397,909,031 “L” treasury shares as a result of the option granted to all Company’s shareholders to receive the payment of a scrip dividend either in (i) cash; (ii) “L” shares, or (iii) a combination thereof.

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

Dividends

On October 6, 2016, the Company’s shareholders approved, among others resolutions, the simultaneous grant to Company’s shareholders of a right, at the election of each shareholder, to receive in either cash or series “L” shares (or a combination thereof), as dividend payment. Holders of 50.3% of the outstanding shares made the election to receive shares, resulting in the issuance of 397,909,031 additional “L” shares.

On April 18, 2016, the Company’s shareholders approved, among others resolutions, the (i) payment of a cash dividend of Ps.$0.28 per share to each of the shares of its capital stock “AA”, “A” and “L”; and (ii) allocation of Ps. 12,000 million to increase the available funds of Company’s buyback program.

On April 30, 2015, the Company’s shareholders approved, among others resolutions, the (i) payment of a cash dividend of Ps.$0.26 per share to each of the shares of its capital stock “AA”, “A” and “L”; (ii) payment of an extraordinary cash dividend of Ps.$0.30 pesos to each of the shares of its capital stock “AA”, “A” and “L”; and (iii) increase the amount of funds available for the Company’s buyback program by Ps.35 billion.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock at par value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2015 and 2016, the legal reserve amounted to Ps. 358,440.

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

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2014		2015		2016
Net profit for the period attributable to equity holders of the parent	Ps.	46,146,370	Ps.	35,054,772	Ps.	8,649,427
Weighted average shares (in millions)		69,254		66,869		65,693

Earnings per share attributable to equity holders of the parent	Ps.	0.67	Ps.	0.52	Ps.	0.13

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

20. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2014, 2015 and 2016 is as follows:

	2014		2015		2016
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	(329,112)	Ps.	37,011	Ps.	48,496
Available for sale securities, net of deferred taxes		—		4,011		(6,673,731)
Translation effect of foreign subsidiaries and associates		(5,786,883)		(34,055,403)		104,178,880
Remeasurement of defined benefit plan, net of deferred taxes		(6,625,463)		(17,791,354)		14,771,770
Non-controlling interest of the items above		(635,804)		(1,739,497)		3,322,090

Other comprehensive (loss) income	Ps.	(13,377,262)	Ps.	(53,545,232)	Ps.	115,647,505

21. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2014, 2015 and 2016, valuation of derivatives and other financial items was as follows:

	2014		2015		2016
Gain (loss) in valuation of derivatives, net	Ps.	7,397,142	Ps.	15,128,269	Ps.	(9,622,233)
Capitalized interest expense (Note 10 e)		3,258,928		3,524,841		2,861,307
Commissions		(1,612,395)		(1,399,479)		(2,034,972)
Interest cost of labor obligations (Note 17)		(4,933,083)		(5,701,622)		(9,178,513)
Interest expense on taxes		(2,115,730)		(135,569)		(245,922)
Dividend received		—		1,645,712		5,740,092
Loss on partial sale of shares in associated Company		(5,554,612)		(545)		—
(Loss) gain on de-recognition of equity method investment (Note 12)		(3,172,218)		11,988,038		—
Other financial cost		(3,458,293)		(3,553,329)		(3,745,600)

	Ps.	(10,190,261)	Ps.	21,496,316	Ps.	(16,225,841)

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

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and Assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Perú), Central-América (which aggregates the operating segments of Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (which aggregates the operating segments of Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

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

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At December 31, 2014 (in Ps.):
External revenues	185,131,037	100,753,221	201,346,118	56,415,660	75,749,655	47,638,268	26,911,181	91,097,363	25,827,251	37,710,246	—	848,580,000
Intersegment revenues	10,578,487	6,764,446	3,300,831	116,703	241,953	163,908	111,963	—	14,521	—	(21,292,812)	—

Total revenues	195,709,524	107,517,667	204,646,949	56,532,363	75,991,608	47,802,176	27,023,144	91,097,363	25,841,772	37,710,246	(21,292,812)	848,580,000
Depreciation and amortization	17,656,638	15,508,063	41,054,736	6,844,209	9,636,630	5,409,431	8,497,557	564,952	4,923,004	4,916,757	(18,426)	114,993,551
Operating income	73,461,741	22,284,356	12,669,105	6,592,505	17,668,690	12,131,925	(212,229)	1,519,741	4,923,349	5,228,573	286,494	156,554,250
Interest income	9,202,336	306,061	4,580,129	2,914,330	678,055	1,118,629	182,037	162,890	459,998	134,899	(12,687,093)	7,052,271
Interest expense	25,586,733	1,930,074	12,083,113	834,485	759,198	413,769	154,958	—	54,609	1,446,442	(11,740,858)	31,522,523
Income tax	21,294,488	5,361,854	(860,825)	3,173,025	5,149,614	4,290,993	1,244,570	699,237	1,442,656	(2,088,063)	—	39,707,549
Equity interest in net (loss) income of associated companies	(2,641,390)	45,346	(57,246)	(4,099)	—	—	—	—	—	(3,415,620)	—	(6,073,009)
Net profit (loss) attributable to equity holders of the parent	23,175,798	9,359,177	(4,765,722)	(2,099,324)	9,297,693	6,994,299	(1,306,575)	1,245,720	3,505,502	2,319,109	(1,579,307)	46,146,370
Assets by segment	943,075,916	138,855,469	365,026,179	100,358,878	98,009,919	82,779,795	57,727,606	33,018,415	72,259,136	187,958,436	(800,713,080)	1,278,356,669
Plant, property and equipment, net	61,653,758	94,616,938	180,062,462	51,809,436	44,986,383	26,529,773	34,803,570	3,604,645	26,481,689	63,557,526	—	588,106,180
Goodwill	9,547,284	187,382	21,864,430	2,570,885	13,063,780	4,386,035	4,936,560	1,741,418	31,650,117	50,955,500	—	140,903,391
Trademarks, net	1,427,927	385,251	480,884	9,567	1,002	29	—	—	212,465	8,928,464	—	11,445,589
Licenses and rights, net	4,297,637	102,248	34,241,704	5,063,150	3,922,260	3,645,244	2,387,686	—	3,047,521	26,856,395	—	83,563,845
Investment in associated companies	50,987,952	1,876,389	592	129,431	29,314	—	18,737	—	—	812,895	(4,592,729)	49,262,581
Liabilities by segments	662,701,177	107,172,821	235,793,721	81,439,115	45,796,322	26,833,960	27,219,970	29,029,234	31,476,106	122,601,259	(326,346,064)	1,043,717,621
At December 31 2015 (in Ps.):
External revenues	191,750,997	93,657,944	174,722,286	68,520,541	65,871,301	51,738,731	34,515,781	110,653,812	29,625,274	72,681,072	—	893,737,739
Intersegment revenues	13,073,782	7,420,418	3,451,846	427,609	265,474	220,094	235,779	—	32,699	—	(25,127,701)	—

Total revenues	204,824,779	101,078,362	178,174,132	68,948,150	66,136,775	51,958,825	34,751,560	110,653,812	29,657,973	72,681,072	(25,127,701)	893,737,739
Depreciation and amortization	14,261,516	15,416,456	38,219,152	8,608,518	9,279,871	6,368,233	9,699,082	741,038	5,315,349	17,938,198	(132,678)	125,714,735
Operating income	70,726,013	15,947,164	10,878,548	9,185,471	13,361,859	7,853,311	1,750,027	1,293,706	3,891,263	6,205,426	320,373	141,413,161
Interest income	19,094,408	272,284	1,616,356	3,505,616	366,533	743,028	227,590	232,856	396,314	474,826	(22,076,799)	4,853,012
Interest expense	27,023,466	1,413,686	16,450,388	2,599,901	577,440	713,895	349,449	—	48,751	2,861,655	(20,841,259)	31,197,372
Income tax	7,976,111	2,896,465	(4,846,932)	2,621,598	3,997,944	2,944,548	2,257,695	605,809	1,483,187	(756,774)	—	19,179,651
Equity interest in net (loss) income of associated companies	(1,512,226)	65,033	(5,243)	21,856	—	—	—	—	—	3,884	—	(1,426,696)
Net profit (loss) attributable to equity holders of the parent	28,660,395	5,852,674	(12,785,017)	(6,806,573)	3,468,029	3,766,425	(680,599)	1,142,975	2,073,287	6,157,757	4,205,419	35,054,772
Assets by segment	955,534,316	163,955,665	311,838,555	118,217,618	81,170,568	87,619,264	68,425,540	36,072,729	76,084,634	182,087,483	(784,519,559)	1,296,486,813
Plant, property and equipment, net	57,048,006	105,177,653	147,884,562	52,735,563	44,811,656	30,254,858	37,930,783	1,783,612	29,063,549	66,838,636	—	573,528,878
Goodwill	27,067,441	392,523	17,931,543	2,672,724	11,612,051	4,396,090	5,213,703	1,903,762	14,186,723	51,737,156	—	137,113,716
Trademarks, net	826,446	346,566	341,750	—	522	—	—	686,052	242,175	8,856,795	—	11,300,306
Licenses and rights, net	4,395,698	72,557	28,442,759	8,318,161	3,661,838	6,256,297	3,660,240	—	6,443,439	29,198,262	—	90,449,251
Investment in associated companies	10,818,612	1,955,186	700	115,452	371	—	16,259	—	—	908,995	(10,705,005)	3,110,570
Liabilities by segments	723,559,636	139,362,960	221,907,486	101,601,641	31,254,646	33,048,503	33,514,380	31,170,822	31,727,281	121,586,194	(333,100,922)	1,135,632,627

At December 31, 2016 (in Ps.):
External revenues	187,127,903	93,343,612	193,796,237	71,553,356	67,330,768	55,825,972	42,131,666	140,856,365	36,467,781	86,978,828	—	975,412,488
Intersegment revenues	16,438,858	8,872,248	3,560,388	776,719	257,767	304,834	289,465	—	30,210	—	(30,530,489)	—

Total revenues	203,566,761	102,215,860	197,356,625	72,330,075	67,588,535	56,130,806	42,421,131	140,856,365	36,497,991	86,978,828	(30,530,489)	975,412,488
Depreciation and amortization	16,451,496	17,150,013	47,170,935	9,739,634	11,283,749	7,764,474	10,474,681	1,073,623	5,225,498	22,525,050	(333,232)	148,525,921
Operating income	48,219,505	12,275,892	6,325,323	8,317,053	11,209,959	6,086,638	3,830,974	1,220,601	6,143,183	5,388,595	592,587	109,610,310
Interest income	28,659,372	303,915	3,747,684	2,649,539	104,304	944,945	462,779	239,797	691,132	286,784	(33,897,656)	4,192,595
Interest expense	32,004,944	1,135,552	22,970,335	5,049,457	1,079,989	1,147,380	411,597	—	143,322	2,953,033	(33,033,597)	33,862,012
Income tax	2,502,242	921,803	(4,294,040)	2,021,090	4,456,750	1,768,066	3,291,776	767,295	2,542,080	(2,578,206)	—	11,398,856
Equity interest in net income (loss) of associated companies	67,472	116,368	(270)	(23,319)	—	—	171	—	—	29,528	—	189,950
Net profit (loss) attributable to equity holders of the parent	378,150	902,282	(10,357,493)	3,765,015	4,022,633	3,621,863	538,890	987,790	3,318,960	7,065,769	(5,594,432)	8,649,427
Assets by segment	1,070,598,204	161,133,722	461,831,754	140,617,162	103,361,235	113,839,981	80,832,029	42,812,349	93,941,695	227,288,156	(981,214,013)	1,515,042,274
Plant, property and equipment, net	64,893,242	112,220,236	203,270,555	67,023,143	59,690,886	37,716,772	41,808,573	1,949,166	33,854,428	78,763,065	—	701,190,066
Goodwill	27,186,328	213,926	26,106,622	3,006,448	14,659,891	5,948,335	5,652,268	3,464,217	14,186,723	52,207,877	—	152,632,635
Trademarks, net	615,318	307,881	366,727	—	194	—	—	788,228	284,665	10,203,880	—	12,566,893
Licenses and rights, net	5,887,092	42,867	41,496,209	8,760,860	4,603,793	12,882,210	3,993,120	—	7,694,798	30,670,315	—	116,031,264
Investment in associated companies	7,605,220	2,218,824	699	81,284	470	—	17,390	—	—	1,072,778	(7,393,181)	3,603,484
Liabilities by segments	798,044,609	117,663,161	349,915,118	124,149,687	40,811,337	52,949,608	38,095,161	41,369,767	44,790,656	121,928,202	(485,698,799)	1,244,018,507

23. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not adopted the following standards and interpretations that have been issued, but are not effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued the new standard IFRS 15 “Revenue from Contracts with Customers”. The new standard for revenue recognition aims at standardizing the multitude of regulations previously included in various standards, and may require more judgment and estimates than with the revenue recognition processes that are required under the existing revenue recognition standards. The amount of revenue recognized and its timing is determined based on a five-step model. IFRS 15 contains additional qualitative and quantitative disclosure obligations. These are aimed at enabling users of the financial statements to understand the nature, amount, timing and uncertainties of revenue and the resulting cash flows arising from contracts with customers. Under IFRS 15, revenue is recognized for an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

IFRS allows two adoption methods under IFRS 15: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the standard in beginning retained earnings. The Company currently plans to adopt the standard using the “modified retrospective method”. Under that method, it expects to apply the rules to all contracts existing as of January 1, 2018, recognizing in retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previously recorded revenue.

IFRS 15 provides presentation and disclosure requirements which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new.

The Company initiated a group wide two-phase project for the implementation of IFRS 15. In phase I, certain employees were first trained, then deviations in revenue recognition, based on contractual agreements, were identified for individual business transactions and the possibility of establishing portfolios was assessed. In phase II, the analysis of contracts will be continued with a special focus on the adaption of IT and system processes.

Based on work performed to date, we believe the key changes in the standard that may impact our revenue recognition relate to the allocation of contract revenue services between various services and equipment and the timing when such revenues are recorded. We also expect a change in the timing of the recognition of the commissions we pay which were approximately Ps.35,141,660 in 2016 and were expensed when paid and may be deferred and amortized over future periods under the new standard. Additionally, the requirement to defer incremental contract acquisition costs and recognize them over the contract period or expected customer life may result in an amortizable deferred asset on the Company’s consolidated statement of financial position.

IFRS 16, Leases

In January 2016, the IASB issued the new accounting standard, IFRS 16 Leases. The fundamental changes in this new standard affect the lessees’ recognition of leases in the financial statements. Generally, all leases have to be recognized based on the “right of use approach”.

The new standard is effective for fiscal years beginning on or after January 1, 2019, with early adoption permitted. The standard includes two recognition exemptions for lessees — leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

According to the initial assessment made by the Company, the primary effect of the new standard will be to require the Company to establish a liability and a right of use asset equal to the value of most of the Company’s leases that are currently accounted for as operating leases.

Based on a preliminary analysis, the Company may need to record on the consolidated statement of financial position, liabilities and right of use assets of operating leases as disclosed in Note 16a under non-cancellable operating leases.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, was issued in July 2014 and relates to the classification and measurement of financial assets and financial liabilities, hedge accounting and impairment of financial assets. The new standard is effective on or after January 1, 2018, with early adoption permitted. The Company does not expect significant changes to its existing accounting policies surrounding classification and measurement for available-for-sale securities as they are currently recognized at fair value on the consolidated statement of financial condition with changes in fair value recognized in other comprehensive income. As for the recognition of impairment of financial assets as they would relate to accounts receivable trade, the Company currently expects to adopt the simplified approach of IFRS 9. Although management does not expect major measurement changes in financial instruments, the possible impact on the consolidated financial statements of the Company from the initial adoption of IFRS 9 cannot currently be estimated.

IAS 7 Disclosure Initiative — Amendments to IAS 7

In October 2015, the IASB decided to separate the liquidity portion of the project, which would require further and more extensive analysis, and proceed only with the reconciliation of liabilities for the time being. This part of the project is now complete.

Changes Amendments to the Disclosure Initiative (Amendments to IAS 7) are intended to enable entities to disclose information that enables users of financial statements to assess changes in liabilities arising from financing activities. To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities be disclosed (to the extent necessary): (i) changes in financing cash flows; (ii) changes resulting from the acquisition or loss of control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities. It also emphasizes that new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments establish that a way to meet the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. This is a starting point for the draft December 2014 standard which had proposed that such reconciliation should be required.

Finally, the amendments stipulate that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

Amendments to IAS 7 Statement of Cash Flows form part of the IASB Disclosure Initiative and require the entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017.

The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses

These amendments were published in January 2016. The amendments clarify that unrealized losses on debt instruments measured at fair value in financial instruments but at cost for tax purposes, may give rise to deductible temporary differences. The amendments also clarify that:

•	the carrying amount of an asset does not limit the estimate of probable future taxable profits; and that,

•	when comparing deductible temporary differences with future taxable profits, future taxable profits exclude tax deductions resulting from the reversal of those deductible temporary differences. The amendments are to be applied retrospectively and are effective as of January 1, 2017.

24. Subsequent Events

In March 2017, the Company, Telcel, Telmex and Teléfonos del Noroeste (Telnor) were notified of a resolution issued by the IFT modifying certain asymmetrical regulations and adding new asymmetrical regulations, for mobile and fixed services.

Functional Separation

With respect to the functional separation of the provision of wholesale regulated fixed services, the IFT ordered the incorporation of a legal entity independent from Telmex and Telnor that will exclusively provide wholesale services related to local loop (acceso local) and shared access and use of passive infrastructure. All other wholesale services will be provided by a business unit within Telmex-Telnor different from the one that provides telecommunication services to end users. Implementation of the functional separation will be based on a separation plan that will be presented by Telmex and Telnor for IFT approval, under the terms and conditions determined by the IFT. América Móvil is currently reviewing the resolution and analyzing its possible effects on América Móvil and its subsidiaries. The resolution will be challenged in accordance with applicable law. The Company cannot predict when or how these matters will be resolved or the financial effects of this resolution. However, an adverse resolution could have an impact on the Company’s future revenues and results of operations. In addition, given that under the new regulatory framework IFT’s determinations are not suspended while legal challenges against them are resolved, the enforceability of the IFT’s resolution cannot be suspended.

25. Supplemental Guarantor Information

The Company has issued senior notes in certain countries. These notes are fully and unconditionally guaranteed by Telcel.

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2015 and 2016 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2016 of the Company and Telcel (the “wholly-

owned Guarantor Subsidiary”). The unconsolidated financial statements of América Móvil and Telcel reflect their investments in subsidiaries on the basis of the equity method. These unconsolidated entities are the Guarantors of most of América Móvil’s consolidated obligations. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned guarantor subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidating statements of financial position

	As of December 31, 2015
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	13,803,586	Ps.	1,468,038	Ps.	29,888,408	Ps.	—	Ps.	45,160,032
Marketable securities		10,166,094		—		46,181,375		—		56,347,469
Accounts receivable, net		95,232,364		15,262,365		75,742,806		—		186,237,535
Related parties		260,915,156		11,637,524		377,552,973		(649,260,020)		845,633
Inventories, net		184,451		17,555,058		18,083,328		(245,365)		35,577,472
Other current assets		—		742,703		16,535,210		—		17,277,913
Property, plant and equipment, net		4,232,704		21,604,972		547,691,202		—		573,528,878
Investments in associated companies		542,312,759		87,164,278		22,039,223		(648,405,690)		3,110,570
Intangible assets and other non-current assets, net		6,443,333		21,373,076		350,584,902		—		378,401,311

Total assets	Ps.	933,290,447	Ps.	176,808,014	Ps.	1,484,299,427	Ps.	(1,297,911,075)	Ps.	1,296,486,813

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	81,442,584	Ps.	—	Ps.	38,147,202	Ps.	—	Ps.	119,589,786
Current liabilities		238,376,515		158,848,080		552,349,847		(643,945,315)		305,629,127
Long-term debt		497,879,208		—		65,747,750		—		563,626,958
Other non-current liabilities		3,314,145		701,377		149,756,035		(6,984,801)		146,786,756

Total liabilities	Ps.	821,012,452	Ps.	159,549,457	Ps.	806,000,834	Ps.	(650,930,116)	Ps.	1,135,632,627

Equity attributable to equity holders of the parent		112,277,995		17,258,557		599,986,501		(617,245,058)		112,277,995
Non-controlling interests		—		—		78,312,092		(29,735,901)		48,576,191
Total equity		112,277,995		17,258,557		678,298,593		(646,980,959)		160,854,186

Total liabilities and equity	Ps.	933,290,447	Ps.	176,808,014	Ps.	1,484,299,427	Ps.	(1,297,911,075)	Ps.	1,296,486,813

	As of December 31, 2016
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	4,107,645	Ps.	1,948,159	Ps.	17,162,579	Ps.	—	Ps.	23,218,383
Marketable securities		11,716,039		—		43,141,118		—		54,857,157
Accounts receivable, net		41,086,859		23,541,672		142,056,406		(1,347)		206,683,590
Related parties		271,373,391		14,461,731		379,358,127		(664,452,757)		740,492
Inventories, net		323,642		10,246,083		26,575,972		(274,405)		36,871,292
Other current assets		—		951,739		18,586,354		—		19,538,093
Property, plant and equipment, Net		2,774,540		24,124,644		674,290,882		—		701,190,066
Investments in associated companies		704,272,725		134,150,348		59,589,480		(894,409,069)		3,603,484
Intangible assets and other non-current assets, net		11,734,707		25,653,093		430,951,917		—		468,339,717

Total assets	Ps.	1,047,389,548	Ps.	235,077,469	Ps.	1,791,712,835	Ps.	(1,559,137,578)	Ps.	1,515,042,274

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	57,213,648	Ps.	—	Ps.	25,393,611	Ps.	—	Ps.	82,607,259
Current liabilities		222,336,894		178,205,640		643,759,333		(656,905,877)		387,395,990
Long-term debt		555,475,368		—		69,718,776		—		625,194,144
Other non-current liabilities		3,448,396		885,834		152,707,752		(8,220,868)		148,821,114

Total liabilities	Ps.	838,474,306	Ps.	179,091,474	Ps.	891,579,472	Ps.	(665,126,745)	Ps.	1,244,018,507

Equity attributable to equity holders of the parent		208,915,242		55,985,995		714,469,820		(770,455,814)		208,915,243
Non-controlling interests		—		—		185,663,543		(123,555,019)		62,108,524
Total equity		208,915,242		55,985,995		900,133,363		(894,010,833)		271,023,767

Total liabilities and equity	Ps.	1,047,389,548	Ps.	235,077,469	Ps.	1,791,712,835	Ps.	(1,559,137,578)	Ps.	1,515,042,274

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	177,253,309	Ps.	160,813,209	Ps.	685,186,743	Ps.	(174,673,261)	Ps.	848,580,000
Total cost and operating expenses		128,116,283		141,434,298		605,228,384		(182,753,215)		692,025,750

Operating income		49,137,026		19,378,911		79,958,359		8,079,954		156,554,250
Interest (expense) income, net		(28,644,460)		(9,557,003)		13,877,738		(146,527)		(24,470,252)
Foreign currency exchange (loss) gain, net		(9,171,796)		(1,067,727)		(18,375,936)		—		(28,615,459)
Other financing cost, net		5,940,256				(16,135,030)		4,513		(10,190,261)
Income tax		9,988,723		4,917,194		24,801,632		—		39,707,549
Equity interest in net income of associated companies		38,649,910		(4,185,854)		(348,866)		(40,188,199)		(6,073,009)

Net profit (loss) for year	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	45,922,213	Ps.	(348,867)	Ps.	32,717,012	Ps.	(32,143,988)	Ps.	46,146,370
Non-controlling interest		—		—		1,457,621		(106,271)		1,351,350

Net profit (loss)	Ps.	45,922,213	Ps.	(348,867)	Ps.	34,174,633	Ps.	(32,250,259)	Ps.	47,497,720

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(5,786,883)	Ps.	2,718,279	Ps.	(1,209,846)	Ps.	(1,977,265)	Ps.	(6,255,715)
Effect of fair value of derivatives, net of deferred taxes		(329,112)		(815,484)		(366,195)		1,197,219		(313,572)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(6,625,463)		—		(6,512,408)		6,329,896		(6,807,975)

Total other comprehensive income items for the period		(12,741,458)		1,902,795		(8,088,449)		5,549,850		(13,377,262)

Total comprehensive income for the period	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	33,180,755	Ps.	1,553,928	Ps.	25,370,638	Ps.	(26,700,409)	Ps.	33,404,912
Non-controlling interests		—		—		715,546		—		715,546

	Ps.	33,180,755	Ps.	1,553,928	Ps.	26,086,184	Ps.	(26,700,409)	Ps.	34,120,458

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	173,615,615	Ps.	157,930,068	Ps.	743,147,639	Ps.	(180,955,583)	Ps.	893,737,739
Total cost and operating expenses		126,724,721		142,902,403		663,102,125		(180,404,671)		752,324,578

Operating income		46,890,894		15,027,665		80,045,514		(550,912)		141,413,161
Interest (expense) income, net		(16,668,472)		(9,031,432)		(872,237)		227,781		(26,344,360)
Foreign currency exchange (loss) gain, net		(51,209,235)		(2,060,917)		(25,727,836)		—		(78,997,988)
Other financing cost, net		14,115,563				7,380,753		—		21,496,316
Income tax		1,150,992		1,747,302		16,281,357		—		19,179,651
Equity interest in net income of associated companies		43,077,014		(4,722,363)		(2,534,350)		(37,246,997)		(1,426,696)

Net profit (loss) for year	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	41,711,424	Ps.	(39,177,075)	Ps.	35,054,772
Non-controlling interest		—		—		299,063		1,606,947		1,906,010

Net profit (loss)	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Other comprehensive income (loss) items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(34,224,932)	Ps.	(4,664,901)	Ps.	(34,129,089)	Ps.	37,412,602	Ps.	(35,606,320)
Effect of fair value of derivatives, net of deferred taxes		37,011		—		22,482		(21,998)		37,495
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(17,791,354)		—		(10,750,136)		10,561,072		(17,980,418)
Available for sale		173,540		—		(169,529)		—		4,011

Total other comprehensive income items for the period		(51,805,735)		(4,664,901)		(45,026,272)		47,951,676		(53,545,232)

Total comprehensive income for the period	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(10,304,830)	Ps.	17,504,080	Ps.	(16,750,963)
Non-controlling interests		—		—		7,289,045		(7,122,532)		166,513

	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	137,236,301	Ps.	173,714,225	Ps.	857,137,822	Ps.	(192,675,860)	Ps.	975,412,488
Total cost and operating expenses		117,835,634		160,949,691		778,483,079		(191,466,226)		865,802,178

Operating income		19,400,667		12,764,534		78,654,743		(1,209,634)		109,610,310
Interest (expense) income, net		(12,331,095)		97,314		(17,207,855)		(227,781)		(29,669,417)
Foreign currency exchange (loss) gain, net		(46,625,392)		(5,853,669)		12,051,654		—		(40,427,407)
Other financing cost, net		(10,475,673)		(11,203,533)		5,453,365		—		(16,225,841)
Income tax		(7,712,179)		1,139,631		17,971,404		—		11,398,856
Equity interest in net income of associated companies		50,968,741		(1,342,073)		(6,677,059)		(42,759,659)		189,950

Net profit (loss) for year	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Distribution of the net profit (loss) to:
Equity owners of holding company		8,649,427		(6,677,058)		50,049,280		(43,372,222)		8,649,427
Non-controlling interest		—		—		4,254,164		(824,852)		3,429,312

Net profit (loss)	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		104,178,880		755,978		108,291,984		(105,728,134)		107,498,708
Effect of fair value of derivatives, net of deferred taxes		48,496		—		30,206		(29,573)		49,129
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		14,771,770		(12,300)		7,477,926		(7,463,997)		14,773,399
Available for sale		(6,673,731)		—		(6,673,731)		6,673,731		(6,673,731)

Total other comprehensive income items for the period	Ps.	112,325,415	Ps.	743,678	Ps.	109,126,385	Ps.	(106,547,973)	Ps.	115,647,505

Total comprehensive income for the period	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	150,900,984	Ps.	(144,967,604)	Ps.	120,974,842
Non-controlling interests		—		—		12,528,845		(5,777,443)		6,751,402

	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Condensed consolidating statements of cash flows

For the year ended December 31, 2014

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	55,910,936	Ps.	4,568,327	Ps.	58,976,264	Ps.	(32,250,258)	Ps.	87,205,269
Non-cash items		76,781,705		20,102,297		62,552,178		40,188,198		199,624,378
Changes in working capital:		(59,801,260)		(24,312,700)		45,832,767		(7,937,940)		(46,219,133)

Net cash flows provided by operating activities	Ps.	72,891,381	Ps.	357,924	Ps.	167,361,209	Ps.	—	Ps.	240,610,514

Investing activities:
Acquisition of plant, property and equipment		289,705		(8,850,170)		(117,704,832)		—		(126,265,297)
Acquisition of licenses		—		(1,225,966)		(18,093,690)		—		(19,319,656)
Dividends received		(6,265)		7,070,000		(1,497)		(6,702,825)		359,413
Investment in associates and business combinations		7,664,566		—		(19,575,148)		—		(11,910,582)
Acquisition of business, net of cash acquired		(10,400,293)		24,648,037		(12,582,000)		10,400,293		12,066,037
Cash acquired in business combination		—		—		(2,654,342)		—		(2,654,342)
Proceeds from fixed asset sales		—		—		96,781		—		96,781

Net cash flows provided by (used in) investing activities	Ps.	(2,452,287)	Ps.	21,641,901	Ps.	(170,514,728)	Ps.	3,697,468	Ps.	(147,627,646)

Financing activities:
Bank loans, net		11,556,519		—		(4,065,730)		—		7,490,789
Acquisition of no controlling interest		—		—		(4,696,245)		—		(4,696,245)
Interest paid		(20,818,380)		(21,833,128)		9,368,090		—		(33,283,418)
Paid-In capital		—		—		10,400,293		(10,400,293)		—
Repurchase of shares and others		(35,049,327)		—		—		—		(35,049,327)
Increase of non-controlling Interests		—		—		7,181,894		—		7,181,894
Payment of dividends		(16,291,799)		—		(7,465,855)		6,702,825		(17,054,829)
Financial instruments		—		—		653,116		—		653,116

Net cash flows (used in) provided by financing activities	Ps.	(60,602,987)	Ps.	(21,833,128)	Ps.	11,375,563	Ps.	(3,697,468)	Ps.	(74,758,020)

Net increase in cash and cash equivalents		9,836,107		166,697		8,222,044		—		18,224,848
Adjustment to cash flow for exchange rate differences		—		—		85,305		—		85,305
Cash and cash equivalents at beginning of the period		15,818,207		1,227,994		31,117,349		—		48,163,550

Cash and cash equivalents at end of the period	Ps.	25,654,314	Ps.	1,394,691	Ps.	39,424,698	Ps.	—	Ps.	66,473,703

Condensed consolidating statements of cash flows

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	36,205,763	Ps.	(787,047)	Ps.	58,291,845	Ps.	(37,570,128)	Ps.	56,140,433
Non-cash items		(4,256,606)		20,449,298		141,713,565		37,246,997		195,153,254
Changes in working capital:		(72,746,155)		(1,580,787)		(13,562,885)		323,131		(87,566,696)

Net cash flows (used in) provided by operating activities	Ps.	(40,796,998)	Ps.	18,081,464	Ps.	186,442,525	Ps.	—	Ps.	163,726,991

Investing activities:
Purchase of property, plant and equipment		1,498		(6,894,071)		(121,147,340)		—		(128,039,913)
Acquisition of intangibles		—		(3,292,490)		(20,240,336)		—		(23,532,826)
Dividends received from associates		74,901,349		—		—		(73,255,637)		1,645,712
Proceeds from sale of plant, property and equipment		—		—		27,329		—		27,329
Acquisition of business, net of cash acquired		—		—		(3,457,153)		—		(3,457,153)
Partial sale of shares of associate company		—		—		633,270		—		633,270
Spin of company		—		(216,626)		21,216,626		—		21,000,000
Investment in associates companies		(2,213,277)		(1,404,489)		3,439,801		—		(177,965)

Net cash flows provided by (used in) investing activities	Ps.	72,689,570	Ps.	(11,807,676)	Ps.	(119,527,803)	Ps.	(73,255,637)	Ps.	(131,901,546)

Financing activities:
Bank loans, net		50,879,779		—		5,083,236		—		55,963,015
Acquisition of no controlling interest		(34,970)		—		(996,079)		—		(1,031,049)
Interest paid		(23,379,273)		(6,200,848)		(3,250,311)		—		(32,830,432)
Paid-In capital		—		—		—		—		—
Repurchase of shares and others		(34,684,520)		—		241,436		—		(34,443,084)
Increase of non-controlling interests		—		—		—		—		—
Payment of dividends		(36,524,317)		—		(74,090,920)		73,255,637		(37,359,600)
Financial instruments		—		—		(503,444)		—		(503,444)

Net cash flows (used in) financing activities	Ps.	(43,743,301)	Ps.	(6,200,848)	Ps.	(73,516,082)	Ps.	73,255,637	Ps.	(50,204,594)

Net (decrease) increase in cash and cash equivalents		(11,850,729)		72,940		(6,601,360)		—		(18,379,149)
Adjustment to cash flow for exchange rate differences		—		—		(2,934,522)		—		(2,934,522)
Cash and cash equivalents at beginning of the period		25,654,313		1,395,096		39,424,294		—		66,473,703

Cash and cash equivalents at end of the period	Ps.	13,803,584	Ps.	1,468,036	Ps.	29,888,412	Ps.	—	Ps.	45,160,032

Condensed consolidating statements of cash flows

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	937,247	Ps.	(5,537,427)	Ps.	28,077,775	Ps.	—	Ps.	23,477,595
Non-cash items		(997,587)		19,800,396		209,821,118		—		228,623,927
Changes in working capital:		74,520,320		9,130,768		(93,359,195)		(6,595,361)		(16,303,468)

Net cash flows provided by operating activities	Ps.	74,459,980	Ps.	23,393,737	Ps.	144,539,698	Ps.	(6,595,361)	Ps.	235,798,054

Investing activities:
Purchase of property, plant and equipment		—		(7,860,232)		(130,846,925)		—		(138,707,157)
Acquisition of intangibles		—		(4,947,506)		(11,369,232)		—		(16,316,738)
Dividends received from associates		21,950		—		5,988,938		(270,796)		5,740,092
Proceeds from sale of plant, property and equipment		20,078		—		95,522		—		115,600
Acquisition of business, net of cash acquired		—		(2,796,254)		(1,823,813)		2,796,254		(1,823,813)
Partial sale of shares of associate company		756,444		—		2,796,254		(3,552,698)		—
Investment in associates companies		—		663,203		(666,690)		—		(3,487)

Net cash flows provided by (used in) investing activities	Ps.	798,472	Ps.	(14,940,789)	Ps.	(135,825,946)	Ps.	(1,027,240)	Ps.	(150,995,503)

Financing activities:
Bank loans, net		(39,598,698)		—		(21,792,115)		—		(61,390,813)
Acquisition of no controlling interest		—		—		(2,280,278)		—		(2,280,278)
Interest paid		(24,826,139)		(7,972,827)		(5,922,267)		6,595,361		(32,125,872)
Paid-In capital		—		—		(756,444)		756,444		—
Sale of shares of subsidiaries		—		—		6,323,336		—		6,323,336
Repurchase of shares and others		(7,092,385)		—		71,138		—		(7,021,247)
Payment of dividends		(13,437,168)		—		(643,585)		270,796		(13,809,957)
Financial instruments		—		—		(351,213)		—		(351,213)

Net cash flows (used in) financing activities	Ps.	(84,954,390)	Ps.	(7,972,827)	Ps.	(25,351,428)	Ps.	7,622,601	Ps.	(110,656,044)

Net (decrease) increase in cash and cash equivalents		(9,695,938)		480,121		(16,637,676)		—		(25,853,493)
Adjustment to cash flow for exchange rate differences		—		—		3,911,844		—		3,911,844
Cash and cash equivalents at beginning of the period		13,803,583		1,468,038		29,888,411		—		45,160,032

Cash and cash equivalents at end of the period	Ps.	4,107,645	Ps.	1,948,159	Ps.	17,162,579	Ps.	—	Ps.	23,218,383