Form 20-F
period 2017-12-31
AMERICA MOVIL SAB DE CV/
filed 2018-04-26
CIK 1129137

As filed with the Securities and Exchange Commission on April 26, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 20-F

Annual Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2017

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel

Colonia Ampliación Granada, Delegación Miguel Hidalgo

11529 Mexico City, Mexico

(address of principal executive offices)

Daniela Lecuona Torras

Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16,

Colonia Ampliación Granada, Delegación Miguel Hidalgo,

11529 Mexico City, Mexico

Telephone: (5255) 2581-4449

Facsimile: (5255) 2581-4422

E-mail: daniela.lecuona@americamovil.com

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
A Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange
5.000% Senior Notes Due 2019	New York Stock Exchange
5.000% Senior Notes Due 2020	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
6.375% Notes Due 2035	New York Stock Exchange
6.125% Notes Due 2037	New York Stock Exchange
6.125% Senior Notes Due 2040	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2017:

20,602 million	AA Shares
567 million	A Shares
44,901 million	L Shares

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

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

         SELECTED FINANCIAL DATA

We prepared our audited consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.19.7867 to U.S.$1.00, which was the rate reported by Banco de México on December 28, 2017, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,(1)
	2013		2014		2015		2016		2017		2017
	(in millions of Mexican pesos, except share and per share amounts)										(in millions of U.S. dollars, except share and per share amounts)
INCOME STATEMENT DATA:
Operating revenues	Ps.	786,101	Ps.	848,580	Ps.	893,738	Ps.	975,412	Ps.	1,021,634	U.S.$	51,632
Operating costs and expenses		631,843		692,026		752,325		865,802		921,490		46,570
Depreciation and amortization		101,535		114,994		125,715		148,526		160,175		8,095
Operating income		154,258		156,554		141,413		109,610		100,143		5,062
Net profit for the year	Ps.	74,974	Ps.	47,498	Ps.	36,961	Ps.	12,079	Ps.	32,155	U.S.$	1,627
NET PROFIT ATTRIBUTABLE FOR THE YEAR TO:
Equity holders of the parent	Ps.	74,625	Ps.	46,146	Ps.	35,055	Ps.	8,650	Ps.	29,326	U.S.$	1,482
Non-controlling interests		349		1,352		1,906		3,429		2,829		145
Net profit for the year	Ps.	74,974	Ps.	47,498	Ps.	36,961	Ps.	12,079	Ps.	32,155	U.S.$	1,627
EARNINGS PER SHARE:
Basic	Ps.	1.02	Ps.	0.67	Ps.	0.52	Ps.	0.13	Ps.	0.44	U.S.$	0.02
Diluted	Ps.	1.02	Ps.	0.67	Ps.	0.52	Ps.	0.13	Ps.	0.44	U.S.$	0.02
Dividends declared per share (2)	Ps.	0.22	Ps.	0.24	Ps.	0.26	Ps.	0.28	Ps.	0.30	U.S.$	0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):
Basic		72,866		69,254		66,869		65,693		65,909
Diluted		72,866		69,254		66,869		65,693		65,909
BALANCE SHEET DATA:
Property, plant and equipment, net	Ps.	501,107	Ps.	588,106	Ps.	573,529	Ps.	701,190	Ps.	676,343	U.S.$	34,182
Total assets		1,025,592		1,278,357		1,296,487		1,515,042		1,486,212		75,112
Short-term debt and current portion of long-term debt		25,841		57,806		119,590		82,607		51,746		2,615
Long-term debt		464,478		545,949		563,627		625,194		646,139		32,655
Capital stock		96,392		96,383		96,338		96,338		96,339		4,869
Total equity		210,301		234,639		160,854		271,024		260,634		13,171
NUMBER OF OUTSTANDING SHARES (MILLIONS):
AA Shares		23,424		23,384		23,384		20,635		20,602
A Shares		681		649		625		592		567
L Shares		46,370		44,120		41,990		44,571		44,901
Ratio of Earnings to Fixed Charges (3)		3.9		3.5		2.5		1.6		2.6

(1) As of December 31, 2017, we owned 51.0% of the total outstanding shares of Telekom Austria AG (“Telekom Austria” or “TKA”). We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method, which affects the comparability of our results for 2013 through 2017.

(2) Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

(3) Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net (loss) income of associates, during the year.

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

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-4449.

BUSINESS OVERVIEW

We provide telecommunications services in 25 countries. We are the leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have major wireless, fixed or Pay TV operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2017. For a list of our principal subsidiaries, see Note 2 a) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

We intend to build on our position as leaders in integrated telecommunications services in Latin America and the Caribbean, and to grow in other parts of the world by continuing to expand our subscriber base through the development of our existing businesses and strategic acquisitions when opportunities arise. We have developed world-class integrated telecommunications platforms to offer our customers new services and enhanced communications solutions with higher data speed transmissions at lower prices. We continue investing in our networks to increase coverage and implement new technologies to optimize our network capabilities. See “Operating and Financial Review and Prospects—Overview” under Part II of this annual report for a discussion on the seasonality of our business.

The following map illustrates the geographic diversity of our operations and certain key performance indicators ("KPIs") as of December 31, 2017.

1
2
3
3
4
5
6
7
8
9
10

1	UNITED STATES *TRACFONE*	
	Licensed Population	331
	Wireless Subscribers	23,132
	Revenue Generating Units (RGUs)	-
	Wireless Penetration	121%

2	MEXICO *TELCEL TELMEX*	
	Licensed Population	124
	Wireless Subscribers	73,855
	Revenue Generating Units (RGUs)	21,851
	Wireless Penetration	91%

3	CENTRAL AMERICA & CARIBBEAN *CLARO*	
	Licensed Population	62
	Wireless Subscribers	21,564
	Revenue Generating Units (RGUs)	8,511
	Wireless Penetration	114%

4	PERU *CLARO*	
	Licensed Population	32
	Wireless Subscribers	12,392
	Revenue Generating Units (RGUs)	1,398
	Wireless Penetration	117%

5	COLOMBIA *CLARO*	
	Licensed Population	49
	Wireless Subscribers	29,353
	Revenue Generating Units (RGUs)	6,753
	Wireless Penetration	117%

6	ECUADOR *CLARO*	
	Licensed Population	17
	Wireless Subscribers	7,960
	Revenue Generating Units (RGUs)	367
	Wireless Penetration	87%

7	ARGENTINA, PARAGUAY & URUGUAY *CLARO*	
	Licensed Population	55
	Wireless Subscribers	24,091
	Revenue Generating Units (RGUs)	670
	Wireless Penetration	134%

8	BRAZIL *CLARO*	
	Licensed Population	208
	Wireless Subscribers	59,022
	Revenue Generating Units (RGUs)	35,904
	Wireless Penetration	115%

9	CHILE *CLARO*	
	Licensed Population	18
	Wireless Subscribers	6,985
	Revenue Generating Units (RGUs)	1,354
	Wireless Penetration	151%

10	AUSTRIA & EASTERN EUROPE *TELEKOM AUSTRIA*	
	Licensed Population	41
	Wireless Subscribers	20,658
	Revenue Generating Units (RGUs)	6,036
	Wireless Penetration	136%

Wireless and fixed operations

Wireless operation

Licensed Population in millions
Wireless Subscribers and Revenue Generating Units in thousands

ABOUT AMÉRICA MÓVIL

KEY PERFORMANCE INDICATORS

We have identified certain KPIs that help measure the performance of our operations. The table of our KPIs below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);

•	the Caribbean (the Dominican Republic and Puerto Rico);

•	the United States; and

•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2015	2016	2017
	(in thousands)
WIRELESS SUBSCRIBERS:
Mexico Wireless	73,697	72,953	73,855
Brazil	65,978	60,171	59,022
Colombia	28,973	28,954	29,353
Southern Cone	29,186	30,377	31,076
Andean Region	20,743	20,801	20,352
Central America	15,317	15,085	15,927
Caribbean	5,261	5,453	5,637
United States	25,668	26,070	23,132
Europe	20,711	20,708	20,658
Total Wireless Subscribers	285,534	280,572	279,012
FIXED RGUs:
Mexico Fixed	21,735	22,178	21,851
Brazil	36,627	36,716	35,904
Colombia	5,801	6,304	6,753
Southern Cone	1,819	1,942	2,023
Andean Region	1,727	1,820	1,765
Central America	4,950	5,392	5,811
Caribbean	2,511	2,663	2,700
Europe	5,642	5,900	6,036
Total Fixed RGUs	80,812	82,915	82,844
Total RGUs	366,346	363,488	361,856

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico, the United States and Europe, where we principally do business under the brand names listed below.

Country	Principal Brands	Services and Products
Mexico	Telcel	Wireless voice Wireless data
	Telmex Infinitum	Fixed voice Fixed data
United States	TracFone	Wireless voice
	Straight Talk	Wireless data
Europe	A1(1)	Wireless voice
Wireless data
Fixed voice
Fixed data
Pay TV
(1) In 2017, Telekom Austria announced the rebranding of all its regional operating companies as A1.

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2017, our wireless voice and data operations generated revenues of Ps.530.3 billion, representing 51.9% of our consolidated revenues. As of December 31, 2017, our wireless operations represented approximately 77.1% of our total RGUs.

Voice and Data

Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and 4G-LTE roaming services.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 279 million wireless voice and data subscribers as of December 31, 2017.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased its composition of the wireless base from 23.7% in December 2016 to 25.3% as of December 31, 2017, while prepaid plans represented 74.7%.

Prepaid customers typically generate lower levels of usage and are often unwilling or financially ineligible to purchase postpaid plans. Our prepaid plans have been instrumental to increase wireless penetration in Latin America and Eastern Europe to levels similar to those of developed markets. Additionally, prepaid plans entail little to no risk of non-payment, as well as lower customer acquisition costs and billing expenses, compared to the average postpaid plan.

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. The rates in 2017 decreased an average of 16.6%, at constant exchange rates relative to 2016. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the reference rates our customers pay.

Value-Added Services

As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks. Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website for our wireless services (www.telcel.com) through Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) offers a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices.

In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, virtual private network (“VPN”) services, video calls and Personal Communications Service (“PCS”).

Fixed Operations

In 2017, our fixed voice, data, broadband and IT solutions had revenues of Ps.229.1 billion, representing 22.4% of our consolidated revenues. As of December 31, 2017, our fixed operations represented approximately 22.9% of our total RGUs, compared to 22.8% as of December 31, 2016.

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

         ABOUT AMÉRICA MÓVIL

IT Solutions

Our subsidiaries provide a number of different IT solutions for small businesses and large corporations. We also provide specific solutions to the industrial, financial, government and tourism sectors, among others.

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2017, we had approximately 21.6 million Pay TV RGUs, a decrease of approximately 567 thousand Pay TV RGUs from the prior year.

In 2017, we acquired the rights to broadcast the Summer and Winter Olympic Games from 2018 through 2024 in all countries in Latin America, except for Brazil, on our Pay TV and digital platforms. Our largest Pay TV market is in Brazil, where we are the leading provider of Pay TV services through direct-to-home (“DTH”) technology and cable TV. We offer these services through individual subscription plans as well as in bundled packages of services, along with broadband, fixed voice and wireless services. In addition to our Brazilian operations, our Colombian operations are now offering quadruple-play services, combining Pay TV, broadband, fixed-line and wireless services.

Equipment, Accessories and Computer Sales

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment.

Other Services

Other services include revenues from other businesses, such as telephone directories, call center services, wireless security services, advertising, media and software development services.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 25,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo with other services. Additionally, we offer customers unlimited access to ClaroVideo for a fixed monthly subscription fee.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2017 in the countries in which we operate.

	Wireless Voice, Data and Value Added Services(1)	Fixed Voice, Broadband, Data and IT Services(2)	Pay TV	OTT Services(3)
Argentina	✓	✓		✓
Austria	✓	✓	✓	✓
Belarus	✓	✓	✓
Brazil	✓	✓	✓	✓
Bulgaria	✓	✓	✓	✓
Chile	✓	✓	✓	✓
Colombia	✓	✓	✓	✓
Costa Rica	✓	✓	✓	✓
Croatia	✓	✓	✓	✓
Dominican Republic	✓	✓	✓	✓
Ecuador	✓	✓	✓	✓
El Salvador	✓	✓	✓	✓
Guatemala	✓	✓	✓	✓
Honduras	✓	✓	✓	✓
Macedonia	✓	✓	✓
Mexico	✓	✓		✓(4)
Nicaragua	✓	✓	✓	✓
Panama	✓	✓	✓	✓
Paraguay	✓	✓	✓	✓
Peru	✓	✓	✓	✓
Puerto Rico	✓	✓	✓	✓
Serbia	✓
Slovenia	✓	✓	✓
Uruguay	✓	✓	✓	✓
United States	✓

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

Infrastructure

For the year ended December 31, 2017, our capital expenditures totaled Ps.136.7 billion, which allowed us to increase our network, to expand their capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to widely deliver high-quality voice, video and data products. See Note 10 to our audited consolidated financial statements for a description of our property, plant and equipment.

As of December 31, 2017, the main components of our infrastructure were comprised of:

•	Base stations: 163,033 bases stations with 2G, 3G and 4G technologies (of which approximately 65% are equipped with 3G and 4G capabilities).

•	Fiber-optic network: More than 815 thousand km. Our network passed approximately 70 million homes as of December 31, 2017.

•	Submarine cable system: Capacity of more than 168 thousand km in submarine cable, including the AMX-1 submarine cable that extends 17,500 km and connects the United States to Central and South America throughout 12 landing points and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Nine. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH operations, as well as cellular backhaul, video broadcast and corporate data networks.

•	Data centers: 21. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

In the United States, we do not own any wireless telecommunications facilities or hold any wireless spectrum licenses. Instead, we purchase airtime through agreements with wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network, covering almost all areas in which wireless services are available.

Technology

Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage. We also aim to roll out our 4.5 LTE coverage in most of our operations by the end of 2018.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis. In 2017, we spent Ps.11.3 billion on the acquisition of spectrum licenses, mainly in Mexico and Uruguay.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2017.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE
	(% of covered population)
Argentina	98	91	82
Austria	100	93	92
Belarus	100	99	—
Brazil	93	91	76
Bulgaria	100	100	90
Chile	99	97	89
Colombia	92	76	53
Costa Rica	71	79	31
Croatia	99	99	92
Dominican Republic	100	99	90
Ecuador	96	74	51
El Salvador	72	72	17
Guatemala	89	66	18
Honduras	86	74	49
Macedonia	100	100	99
Mexico	90	88	77
Nicaragua	85	79	46
Panama	84	84	58
Paraguay	76	72	36
Peru	87	79	69
Puerto Rico	77	81	69
Serbia	99	100	95
Slovenia	100	99	99
Uruguay	96	91	70

         OUR COMPETITORS

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers, of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc. or Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina and Teléfonica. Competition remains intense as a result of saturation in the fixed and wireless market, increased network investment by our competitors, the development and deployment of new technologies, the introduction of new products and services, new market entrants, the availability of additional spectrum, both licensed and unlicensed, and regulatory changes.

The effects of competition on our subsidiaries depend, in part, on the size, service offerings, financial strength and business strategies of their competitors, regulatory developments and the general economic and business climate in the countries in which they operate, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. See “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

         MARKETING, SALES AND DISTRIBUTION,

         CUSTOMER SERVICES

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2017, our efforts were mainly focused on promoting our 4G LTE services, leveraging on the speeds and quality of our networks and our fixed bundled offers, which compete on broadband speeds and premium content.

We build upon the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. For example, Claro is the most valuable telecom brand in the Latin America region, according to the Telecoms 300 2018 report by Brand Finance. BrandZ’s Top 50 Most Valuable Latin American Brands 2017 list ranked Telcel as the second-most valuable national brand in Mexico. In the same year, BrandZ also named Telcel and Telmex as the highest recognized telecom brands in Mexico and as two of the top four highest-ranked telecom brands in Latin America. In addition, a 2017 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand awareness, as well as for brand perception as a premium brand.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 420,000 points of sale and almost 2,900 customer service centers. Our subsidiaries also sell their services and products online.

CUSTOMER SERVICES

We give priority to providing our customers with quality customer care and support, with approximately 57,400 employees dedicated to customer service. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites and social media accounts or visiting one of the customer sales and service centers located throughout the countries we serve.

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

We continue to seek investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We can give no assurance as to the extent, timing or cost of such investments. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We continue to make incremental acquisitions in areas that we consider accretive to our existing operations. For additional information on our acquisitions and investments, see Note 12 to our audited consolidated financial statements.

PART II

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

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real and the Colombian and Argentine pesos, affect our results of operations as reported in Mexican pesos. In 2017, the Mexican peso was generally weaker against our other operating currencies than in 2016, which tended to increase the reported amounts in Mexican pesos attributable to our non- Mexican operations.

In addition, we recognize foreign exchange gains and losses attributable to changes in the value of our operating currencies, particularly the Mexican peso and Brazilian real, against the currencies in which our indebtedness and accounts payable are denominated, especially the U.S. dollar, the pound sterling and the Euro. Appreciation of our operating currencies generally results in foreign exchange gains, while depreciation of these currencies generally results in foreign exchange losses. Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2017, the Mexican peso and the Brazilian real weakened against the currencies in which most of our indebtedness is denominated. We recorded net foreign exchange losses of Ps.13.8 billion, partially offset by net fair value gains on derivatives of Ps.8.2 billion. In 2016, the Mexican peso weakened against the currencies of our indebtedness, and we recorded net foreign exchange losses of Ps.40.4 billion. We also recorded net fair value losses on derivatives of Ps.9.6 billion, primarily driven by the effect of a weakened pound sterling and other currencies on certain derivative positions we use to offset exchange risk on our indebtedness. See Note 7 to our audited consolidated financial statements.

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

COMPOSITION OF OPERATING REVENUES

In 2017,  our total operating revenues consisted of: mobile voice revenues (21.7% of total operating  revenues), fixed voice revenues (8.8%), mobile data revenues (30.2%), fixed data revenues (13.6%),  Pay TV revenues (8.5%), equipment, accessories and computer sales revenues (14.0%) and other related services (3.1%).

Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGUs and the prices of our service packages. The primary driver of revenues from usage charges (airtime, international and long-distance calls and interconnection costs) is traffic, which is represented by the number of total RGUs and their average usage.

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

Pay TV revenues consist primarily of charges from subscription services, additional programming, including on-demand programming, and advertising.

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment such as office equipment, household appliances and electronics. Most of our sales in handsets are driven by the number of new customers and contract renewals. The pricing of handsets is not geared primarily towards making a profit from handset sales, because for some plans, the handset subsidy is considered an acquisition cost.

Other services primarily include revenues from other businesses, such as advertising and news companies, entertainment content distribution, telephone directories, call center services, wireless security services, network infrastructure services and a software development company.

Seasonality of our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new customers during the fourth quarter of each year. We believe this seasonality is mainly driven by the Christmas shopping season. Revenue also tends to decrease during the months of August and September, when family expenses shift towards school supplies in many of the countries in which we operate, mainly Mexico.

General Trends Affecting Operating Results

Our results of operations in 2017 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as declining customer prices;

•	changes in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;

•	declining demand for voice services;

•	growing operating costs reflecting, among other things, higher costs for Pay TV, customer care services, as well as managing larger and more complex networks; and

•	overall macroeconomic conditions and foreign exchange volatility in the countries in which we operate.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well.

Other recent trends affecting our performance included:

•	the ongoing effects of Mexico’s regulatory measures; and

•	the impact of the depreciation of the Mexican peso in 2017 against the U.S. dollar, the Euro, the Brazilian real and the Colombian peso.

         RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2017 AND 2016

Operating Revenues

Total operating revenues for 2017 increased by 4.7%, or Ps.46.2 billion, over 2016. At constant exchange rates, total operating revenues for 2017 increased by 2.0% over 2016. This increase principally reflects increases in revenues from our mobile data, fixed data and Pay TV operations, which were partially offset by a decrease in revenues from our mobile voice and fixed voice operations.

MOBILE VOICE — Mobile voice revenues for 2017 decreased by 8.5%, or Ps.20.6 billion, over 2016. At constant exchange rates, mobile voice revenues for 2017 decreased by 10.8% over 2016. This decrease principally reflects reduced interconnection rates and traffic in international and domestic long-distance calls, which was driven by higher data usage due to the growing use of social networking platforms.

FIXED VOICE — Fixed voice revenues for 2017 decreased by 5.7%, or Ps.5.4 billion, over 2016. At constant exchange rates, fixed voice revenues for 2017 decreased by 9.1% over 2016. This decrease principally reflects reduced interconnection rates and traffic in international and domestic long distance calls, which was driven by the growing use of wireless technology and broadband voice services, such as WiFi calling.

MOBILE DATA — Mobile data revenues for 2017 increased by 20.1%, or Ps.51.6 billion, over 2016. At constant exchange rates, mobile data revenues for 2017 increased by 18.8% over 2016. This increase principally reflects the increased use of mobile data services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, which was driven in part by the growing use of social networking apps and content downloading on tablets and notebooks.

FIXED DATA — Fixed data revenues for 2017 increased by 10.3%, or Ps.13.0 billion, over 2016. At constant exchange rates, fixed data revenues for 2017 increased by 5.9% over 2016. This increase principally reflects the growth in residential broadband services and corporate data services, such as cloud, dedicated links and data center services.

PAY TV — Pay TV revenues for 2017 increased by 11.0%, or Ps.8.6 billion, over 2016. At constant exchange rates, Pay TV revenues for 2017 increased by 2.3% over 2016. This increase principally reflects growth in the subscriber base and higher revenues driven by the cross-marketing of bundled packages and new TV channel packages, particularly in Colombia, Central America and the Caribbean.

EQUIPMENT, ACCESSORIES AND COMPUTER SALES — Equipment, accessories and computer sales revenues for 2017 decreased by 0.2%, or Ps.0.3 billion, over 2016. At constant exchange rates, revenues from equipment, accessories and computer sales for 2017 decreased by 0.7% over 2016. This decrease principally reflects lower sales of higher-end smartphones, other data-enabled devices and tablets, which were partially offset by higher sales of lower-end smartphones due to subsidies provided to our postpaid subscribers and handset financing plans.

OTHER SERVICES — Revenues from other services for 2017 decreased by 2.1%, or Ps.0.7 billion, over 2016. At constant exchange rates, revenues from other services for 2017 decreased by 5.0% over 2016. This decrease principally reflects lower revenues from advertising and media services, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

COST OF SALES AND SERVICES — Cost of sales and services for 2017 increased by 2.3%, or Ps.11.3 billion, over 2016, representing 48.6% of operating revenues for 2017, as compared to 49.7% of operating revenues for 2016. At constant exchange rates, cost of sales and services for 2017 decreased by 0.2% over 2016.

Cost of sales was Ps.170.2 billion for 2017, a decrease of 1.4% from Ps.172.5 billion in 2016. This decrease principally reflects higher sales of lower-end smartphones, which were driven by subsidies provided to our postpaid subscribers and an increase in handset financing plans, and improvements in the inventory management of our handsets.

Cost of services was Ps.326.2 billion for 2017, an increase of 4.4% from Ps.312.6 billion in 2016. This increase principally reflects an increase in costs related to network operations, including energy and leasing tower sites, third-party technical and IT services, as well as TV content acquisition.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES — Commercial, administrative and general expenses for 2017 increased by 5.5%, or Ps.12.5 billion, over 2016. As a percentage of operating revenues, commercial, administrative and general expenses were 23.6% for 2017, as compared to 23.4% for 2016. At constant exchange rates, commercial, administrative and general expenses for 2017 increased by 2.2% over 2016. This increase principally reflects an increase in costs related to customer services, allowance for doubtful accounts, systems development and local taxes.

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

OTHER EXPENSES — Other expenses for 2017 increased by Ps.20.2 billion over 2016, principally reflecting the payment of an arbitration award granted in Colombia. For further information on this arbitration proceeding, see Notes 1 and 16 to our audited consolidated financial statements included in this annual report.

DEPRECIATION AND AMORTIZATION — Depreciation and amortization for 2017 increased by 7.8%, or Ps.11.6 billion, over 2016. As a percentage of operating revenues, depreciation and amortization was 15.7% for 2017, as compared to 15.2% for 2016. At constant exchange rates, depreciation and amortization for 2017 increased by 3.4% over 2016. This increase principally reflects investments in our networks and the acceleration of amortizing the costs of various brands of Telekom Austria.

Operating Income

Operating income for 2017 decreased by 8.6%, or Ps.9.5 billion, over 2016. Operating margin (operating income as a percentage of operating revenues) was 9.8% for 2017, as compared to 11.2% for 2016. Excluding the effects of the approximately U.S.$1.0 billion arbitration payment in Colombia, operating income increased by 8.3%, or Ps.9.1 billion, over 2016.

Non-Operating Items

NET INTEREST EXPENSE — Net interest expense (interest expense less interest income) for 2017 decreased by 7.7%,

or Ps.2.3 billion, over 2016. This decrease principally reflects lower interest expense due to the amortization of debt during this period.

FOREIGN CURRENCY EXCHANGE LOSS, NET — We recorded a net foreign currency exchange loss of Ps.13.8 billion for 2017, compared to our net foreign currency exchange loss of Ps.40.4 billion for 2016. The loss in both periods principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, the Euro and the pound sterling.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET — We recorded a loss of Ps.1.9 billion for 2017 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a loss of Ps.16.2 billion for 2016. The net loss in 2017 principally reflects the interest cost of labor obligations, which was partially offset by a gain in valuation of derivatives.

EQUITY INTEREST IN NET INCOME OF ASSOCIATED COMPANIES — Our share of the net income of associated companies accounted for under the equity method was Ps.0.1 billion in 2017, as compared to Ps.0.2 billion for 2016.

INCOME TAX — Our income tax expense for 2017 increased by 118.8%, or Ps.13.5 billion, over 2016. This increase principally reflects the effect of a smaller foreign exchange loss than the one observed in 2016.

Our effective corporate income tax rate as a percentage of profit before income tax was 43.7% for 2017, compared to 48.6% for 2016. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of changes in permanent items such as the valuation of derivatives and other impacts of non-taxable items. We are evaluating the impact of the U.S. income tax reform on our U.S. operations, but we do not expect a material impact on our effective corporate income tax rate.

Net Profit

We recorded a net profit of Ps.32.2 billion for 2017, an increase of 166.2%, or Ps.20.1 billion, over 2016.

         RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2016 AND 2015

Operating Revenues

Total operating revenues for 2016 increased by 9.1%, or Ps.81.7 billion, over 2015. At constant exchange rates, total operating revenues for 2016 increased by 2.1% over 2015. This increase principally reflects increases in revenues from our mobile data, fixed data and Pay TV operations, which were partially offset by a decrease in revenues from our mobile voice and fixed voice operations.

MOBILE VOICE — Mobile voice revenues for 2016 decreased by 5.4%, or Ps.13.8 billion, over 2015. At constant exchange rates, mobile voice revenues for 2016 decreased by 12.7% over 2015. This decrease principally reflects reductions in the price per minute for calls, traffic in international and domestic long-distance calls and the reduction of interconnection rates in other jurisdictions where we operate, particularly in Brazil, Colombia, Argentina and Europe.

FIXED VOICE — Fixed voice revenues for 2016 decreased by 0.2%, or Ps.0.2 billion, over 2015. At constant exchange rates, fixed voice revenues for 2016 decreased by 7.0% over 2015. This decrease principally reflects reduced traffic in long-distance calls, which was driven by the growing use of wireless technology and increased regulation affecting our fixed voice markets in Mexico, Colombia and Brazil.

MOBILE DATA — Mobile data revenues for 2016 increased by 13.3%, or Ps.30.2 billion, over 2015. At constant exchange rates, mobile data revenues for 2016 increased by 7.3% over 2015. This increase principally reflects increased use of mobile data services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, which was driven in part by the increased use of social networking apps and content downloading on tablets and notebooks.

FIXED DATA — Fixed data revenues for 2016 increased by 15.6%, or Ps.17.0 billion, over 2015. At constant exchange rates, fixed data revenues for 2016 increased by

7.4% over 2015. This increase principally reflects the growth in residential broadband services and corporate data services, such as cloud, dedicated links and data center services.

PAY TV — Pay TV revenues for 2016 increased by 18.5%, or Ps.12.2 billion, over 2015. At constant exchange rates, Pay TV revenues for 2016 increased by 5.6% over 2015. This increase principally reflects growth in the subscriber base and higher revenues driven by the cross-marketing of bundled packages and new TV channel packages, particularly in Brazil, Colombia, Peru, Central America and the Caribbean.

EQUIPMENT, ACCESSORIES AND COMPUTER SALES — Equipment, accessories and computer sales revenues for 2016 increased by 23.8%, or Ps.27.6 billion, over 2015. At constant exchange rates, revenues from equipment, accessories and computer sales for 2016 increased by 20.4% over 2015. This increase principally reflects increases in sales of higher-end smartphones, feature phones and other data-enabled devices, handsets, tablets and electronic household appliances, which were driven by new commercial plans and promotions among postpaid and prepaid subscribers, such as handset financing plans.

OTHER SERVICES — Revenues from other services for 2016 increased by 35.8%, or Ps.8.6 billion, over 2015. At constant exchange rates, revenues from other services for 2016 increased by 23.8% over 2015. This increase principally reflects increases in revenues from advertising and media services, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

COST OF SALES AND SERVICES — Cost of sales and services for 2016 increased by 15.4%, or Ps.64.8 billion, over 2015, representing 49.7% of operating revenues for 2016, as compared to 47.0% of operating revenues for 2015. At constant exchange rates, cost of sales and services for 2016 increased by 7.0% over 2015.

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

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES — Commercial, administrative and general expenses for 2016 increased by 13.3%, or Ps.26.7 billion, over 2015. As a percentage of operating revenues, commercial, administrative and general expenses were 23.4% for 2016, as compared to 22.5% for 2015. At constant exchange rates, commercial, administrative and general expenses for 2016 increased by 5.9% over 2015. This increase principally reflects higher advertising costs, as we seek to expand our subscriber base, and higher customer service costs, including increases in the number of customer service centers, back office call centers and employees, as we seek to provide better customer care and quality of service.

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

OTHER EXPENSES — Other expenses for 2016 decreased by 17.5%, or Ps.0.9 billion, over 2015, reflecting unusually high regulatory charges in Brazil in 2015.

DEPRECIATION AND AMORTIZATION — Depreciation and amortization for 2016 increased by 18.1%, or Ps.22.8 billion, over 2015. As a percentage of operating revenues, depreciation and amortization was 15.2% for 2016, as compared to 14.1% for 2015. At constant exchange rates, depreciation and amortization for 2016 increased by 8.5% over 2015. This increase stems, for the most part, from higher capital investments in Argentina, Colombia, Austria and Mexico.

Operating Income

Operating income for 2016 decreased by 22.5%, or Ps.31.8 billion, over 2015. Operating margin (operating income as a percentage of operating revenues) was 11.2% for 2016, as compared to 15.8% for 2015.

Non-Operating Items

NET INTEREST EXPENSE — Net interest expense (interest expense less interest income) for 2016 increased by 12.6%, or Ps.3.3 billion, over 2015. This increase principally reflects higher interest expenses due to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

FOREIGN CURRENCY EXCHANGE LOSS, NET — We recorded a net foreign currency exchange loss of Ps.40.4 billion for 2016, compared to our net foreign currency exchange loss of Ps.79.0 billion for 2015. This loss in both periods principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET — The changes in valuation of derivatives, interest cost from labor obligations and other financial items, net, represented a loss of Ps.16.2 billion for 2016, compared to a gain of Ps.21.5 billion for 2015. The net loss in 2016 principally relates to market value losses on derivatives positions we use to offset exchange risk on indebtedness, particularly in connection with the pound sterling, and increased interest cost recognized on labor obligations, which were partially offset by increased dividends from KPN.

EQUITY INTEREST IN NET INCOME OF ASSOCIATED COMPANIES — Our share of the net income of associated companies accounted for under the equity method was Ps.0.2 billion in 2016, as compared to a loss of Ps.1.4 billion for 2015. This increase principally reflects the derecognition of the equity method investment in KPN, which we reclassified as an available-for-sale security in June 2015.

INCOME TAX — Our income tax expense for 2016 decreased by 40.6%, or Ps.7.8 billion, over 2015. This decrease was principally due to net foreign currency exchange losses as a result of the depreciation of the Mexican peso against the currencies in which a portion of our debt is denominated.

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

         RESULTS OF OPERATIONS

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

	MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD)
	2015	2015/2016 % CHANGE	2016	2016/2017 % CHANGE	2017
Brazilian real	4.8068	12.1	5.3868	10.2	5.9346
Colombian peso	0.0058	5.3	0.0061	4.8	0.0064
Argentine peso	1.7152	(26.4)	1.2632	(9.0)	1.1489
U.S. dollar	15.8504	17.7	18.6529	1.5	18.9400
Euro	17.3886	18.7	20.6334	3.5	21.3649

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	YEAR ENDED DECEMBER 31, 2017
	OPERATING REVENUES		OPERATING INCOME (LOSS)
	(in millions of Mexican pesos)	(as a % of total operating revenues)	(in millions of Mexican pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 206,771	20.2%	Ps. 50,666	50.6%
Mexico Fixed	98,485	9.6	7,922	7.9
Brazil	215,322	21.1	11,601	11.6
Colombia	72,740	7.1	(4,704)	(4.7)
Southern Cone	82,344	8.1	11,676	11.7
Andean Region	56,571	5.5	5,650	5.6
Central America	44,282	4.3	5,252	5.2
United States	148,590	14.5	2,915	2.9
Caribbean	35,215	3.4	4,752	4.7
Europe	93,644	9.2	4,524	4.5
Eliminations	(32,330)	(3.0)	(111)	(0.0)
Total	Ps. 1,021,634	100.0%	Ps. 100,143	100.0%

	YEAR ENDED DECEMBER 31, 2016
	OPERATING REVENUES		OPERATING INCOME
	(in millions of Mexican pesos)	(as a % of total operating revenues)	(in millions of Mexican pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 203,567	20.9%	Ps. 48,220	44.0%
Mexico Fixed	102,216	10.5	12,276	11.2
Brazil	197,357	20.2	6,325	5.8
Colombia	67,589	6.9	11,210	10.2
Southern Cone	72,330	7.4	8,317	7.6
Andean Region	56,131	5.8	6,087	5.6
Central America	42,421	4.3	3,831	3.5
United States	140,856	14.4	1,221	1.1
Caribbean	36,498	3.7	6,143	5.6
Europe	86,979	8.9	5,389	4.9
Eliminations	(30,532)	(3.0)	591	0.5
Total	Ps. 975,412	100.0%	Ps. 109,610	100.0%

	YEAR ENDED DECEMBER 31, 2015
	OPERATING REVENUES		OPERATING INCOME
	(in millions of Mexican pesos)	(as a % of total operating revenues)	(in millions of Mexican pesos)	(as a % of total operating income)
Mexico Wireless	Ps. 204,825	22.9%	Ps. 70,726	50.0%
Mexico Fixed	101,078	11.3	15,947	11.3
Brazil	178,174	19.9	10,879	7.7
Colombia	66,137	7.4	13,362	9.4
Southern Cone	68,948	7.7	9,185	6.5
Andean Region	51,959	5.8	7,853	5.6
Central America	34,752	3.9	1,750	1.2
United States	110,654	12.4	1,294	0.9
Caribbean	29,658	3.3	3,891	2.8
Europe	72,681	8.1	6,205	4.4
Eliminations	(25,128)	(2.7)	321	0.2
Total	Ps. 893,738	100.0%	Ps. 141,413	100.0%

         RESULTS OF OPERATIONS

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments, first by comparing results for 2017 and 2016 and then by comparing results for 2016 and 2015. In the year-to- year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 22 to our audited consolidated financial statements, which is prepared in accordance with IFRS.

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

2017 COMPARED TO 2016

Mexico Wireless

The number of net prepaid wireless subscribers for 2017 increased by 0.2% over 2016, and the number of net postpaid wireless subscribers increased by 6.2%, resulting in a net increase in the total number of wireless subscribers in Mexico of 1.2%, or 902 thousand, to approximately 73.9 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 1.6% over 2016. Adjusted segment operating revenues for 2017 increased by 1.2% over 2016. This increase in segment operating revenues principally reflects an increase of 18.9% in mobile data revenues, driven by increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity. The increase in segment operating revenues was partially offset by a decrease of 24.0% in mobile voice revenues, reflecting a decrease in the average wireless rates per user.

Segment operating income for 2017 increased by 5.1% over 2016. Adjusted segment operating income for 2017 increased by 0.9% over 2016.

Segment operating margin was 24.5% in 2017, as compared to 23.7% in 2016. Adjusted segment operating margin for this segment was 28.8% in 2017, which remained stable in comparison to 28.9% in 2016. The segment operating margin in 2017 principally reflects costs related to interconnection rates, licensing fees, mobile site infrastructure rentals, maintenance and roaming charges.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2017 decreased by 2.8% over 2016, and the number of broadband RGUs in Mexico increased by 0.4%, resulting in a decrease in total fixed RGUs in Mexico of 1.5% over 2016, or 327 thousand, to approximately 21.9 million as of December 31, 2017.

Segment operating revenues for 2017 decreased by 3.7% over 2016. Adjusted segment operating revenues for 2017 decreased by 3.9% over 2016. This decrease in segment operating revenues principally reflects a fall in fixed voice revenues of 8.2%, driven by RGU disconnections and a fall in long-distance calls. The decrease in segment operating revenues was partially offset by an increase in fixed data revenues of 2.9%, principally due to higher revenues from broadband and corporate network services.

Segment operating income for 2017 decreased by 35.5% over 2016. Adjusted segment operating income for 2017 decreased by 49.1% over 2016.

Segment operating margin was 8.0% in 2017, as compared to 12.0% in 2016. Adjusted segment operating margin was 4.3% in 2017, as compared to 8.3% in 2016. The decrease in the segment operating margin in 2017 principally reflects increases in costs associated with customer service and service quality improvements, as well as network maintenance.

Brazil

The number of net prepaid wireless subscribers for 2017 decreased by 7.6% over 2016, and the number of net postpaid wireless subscribers increased by 11.1%, resulting in a net decrease in the total number of wireless subscribers in Brazil of 1.9%, or 1.1 million, to approximately 59.0 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 2.8% over 2016, the number of broadband RGUs increased by 4.2%, and the number of Pay TV RGUs decreased by 5.3%, resulting in a decrease in total fixed RGUs in Brazil of 2.2%, or 812 thousand, to approximately 35.9 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 9.1% over 2016. Adjusted segment operating revenues for 2017 decreased by 1.4% over 2016. This decrease in segment operating revenues principally reflects a fall in mobile voice, fixed voice and Pay TV revenues of 18.8%, 15.1% and 0.4%, respectively, in 2017 over 2016, driven by RGU disconnections and lower traffic reflecting a decrease in disposable income following an overall economic downturn in the country. The decrease in segment operating revenues was partially offset by higher mobile data and fixed data revenues of 28.1% and 5.2%, respectively, in 2017 over 2016. Mobile data revenues increased principally due to the usage of social networking platforms, cloud services and content, and fixed data revenues increased principally due to an increase in broadband RGUs and corporate network services.

Segment operating income for 2017 increased by 83.4% over 2016. Adjusted segment operating income for 2017 increased by 81.1% over 2016.

Segment operating margin was 5.4% in 2017, as compared to 3.2% in 2016. Adjusted segment operating margin was 4.2% in 2017, as compared to 2.3% in 2016. The increase in segment operating margin in 2017 principally reflects synergy gains in marketing, network maintenance, information technology, subscriber acquisition and customer service related to the ongoing integration of our three Brazilian subsidiaries, which have collectively driven our costs down.

Colombia

The number of net prepaid wireless subscribers for 2017 increased by 0.4% over 2016, and the number of net postpaid wireless subscribers increased by 5.0%, resulting in a net increase in the total number of wireless subscribers in Colombia of 1.4%, or 399 thousand, to approximately 29.4 million as of December 31, 2017. The number of fixed voice RGUs for 2017 increased by 11.1% over 2016, the number of broadband RGUs increased by 8.1% and the number of Pay TV RGUs increased by 3.3%, resulting in an increase in total fixed RGUs in Colombia of 7.1%, or 450 thousand, to approximately 6.8 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 7.6% over 2016. Adjusted segment operating revenues for 2017 increased by 2.8% over 2016. This increase in segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, fixed voice revenues and Pay TV revenues, which increased by 9.7%, 14.3%, 11.7% and 15.9%, respectively, in 2017, principally due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services. The increase in segment operating revenues was partially offset by a decrease of 13.9% in mobile voice revenues, driven by more competitive commercial offerings in response to pricing pressure from competitors.

Segment operating income for 2017 decreased by 142.0% over 2016. Adjusted segment operating income for 2017 decreased by 125.2% over 2016. Excluding the effects of the approximately U.S.$1.0 billion arbitration payment in Colombia, adjusted segment operating income for 2017 increased by 15.2%.

Segment operating margin was (6.5)% in 2017, as compared to 16.6% in 2016. Adjusted segment operating margin was (5.0)% in 2017, as compared to 20.5% in 2016. The decrease in segment operating margin for 2017 principally reflects higher costs related to the arbitration payment in Colombia, content licensing and maintenance of our networks, which was partially offset by Comcel’s cost savings program.

         RESULTS OF OPERATIONS

Southern Cone — Argentina, Chile, Paraguay and Uruguay

The number of net prepaid wireless subscribers for 2017 increased by 2.0% over 2016, and the number of net postpaid wireless subscribers increased by 2.9%, resulting in a net increase in the total number of wireless subscribers in our Southern Cone segment of 2.3%, or 699 thousand, to approximately 31.1 million as of December 31, 2017. The number of fixed voice RGUs for 2017 increased by 4.6% over 2016, the number of broadband RGUs increased by 9.1%, and the number of Pay TV RGUs increased by 0.6%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 4.2%, or 81 thousand, to approximately 2.0 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 13.8% over 2016. Adjusted segment operating revenues for 2017 increased by 19.0% over 2016. This increase principally reflects an aggregate increase of 22.5% in Argentina, Paraguay and Uruguay and an increase of 10.9% in Chile. This increase was driven by higher data usage, particularly in the form of mobile data, video streaming, content downloading and service package purchases, in Argentina and Chile. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2017 increased by 40.4% over 2016. Adjusted segment operating income for 2017 increased by 56.2% over 2016. This increase principally reflects an increase in adjusted operating income of 16.8% in Argentina, Paraguay and Uruguay, which was partially offset by an increase in adjusted operating loss of 30.8% in Chile.

Segment operating margin was 14.2% in 2017, as compared to 11.5% in 2016. Adjusted segment operating margin was 17.0% in 2017, which remained stable in comparison to 17.0% in 2016. The segment operating margin in 2017 principally reflected the cost saving programs of our subsidiaries in the Southern Cone.

Andean Region — Ecuador and Peru

The number of net prepaid wireless subscribers for 2017 decreased by 4.3% over 2016, and the number of net postpaid wireless subscribers increased by 2.5%, resulting in a net decrease in the total number of wireless subscribers in our Andean Region segment of 2.2%, or 450 thousand, to approximately 20.4 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 7.1% over 2016, the number of broadband RGUs increased by 5.4% and the number of Pay TV RGUs decreased by 7.8%, resulting in a decrease in total fixed RGUs in our Andean Region segment of 3.0%, or 55 thousand, to approximately 1.8 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 0.8% over 2016. Adjusted segment operating revenues for 2017 decreased by 2.4% over 2016. This decrease principally reflects a decrease of 8.9% in Ecuador, which was partially offset by an increase of 3.6% in Peru. This decrease was driven by lower revenues from our wireless and fixed voice operations, an increase in tax obligations and bad debt expenses in Ecuador and competitive pricing practices in Peru, which were partially offset by higher revenues from mobile data and higher revenues from fixed data, especially broadband and corporate data services.

Segment operating income for 2017 decreased by 7.2% over 2016. Adjusted segment operating income for 2017 increased by 0.9% over 2016. This increase principally reflects an increase of 138.7% in Peru, which was partially offset by a decrease of 21.4% in Ecuador.

Segment operating margin was 10.0% in 2017, as compared to 10.8% in 2016. Adjusted segment operating margin was 15.9% in 2017, as compared to 15.1% in 2016. This increase principally reflects gains from our cost-savings program and lower direct taxes in Ecuador as well as operation, information technology, marketing and sales costs, which was partially offset by postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

Central America — Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of net prepaid wireless subscribers for 2017 increased by 5.4% over 2016, and the number of net postpaid wireless subscribers increased by 6.7%, resulting in a net increase in the total number of wireless subscribers in our Central America segment of 5.6%, or approximately 842 thousand, to approximately 15.9 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 0.1% over 2016, the number of broadband RGUs increased by 15.1% and the number of Pay TV RGUs increased by 3.9%, resulting in an increase in total fixed RGUs in our Central America segment of 7.8%, or 419 thousand, to approximately 5.8 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 4.4% over 2016. Adjusted segment operating revenues for 2017 increased by 3.2% over 2016. This increase principally reflects higher mobile data, fixed data and Pay TV revenues in Central America, which was partially offset by decreases in mobile voice and fixed voice in Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica and decreases in mobile voice and Pay TV in Panama. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency for our operations in El Salvador and Panama, and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Segment operating income for 2017 increased by 37.1% over 2016. Adjusted segment operating income for 2017 increased by 41.2% over 2016. This increase principally reflects an increase of 4.2% in Guatemala, an increase of 10.2% in El Salvador, an increase of 56.2% in Honduras, an increase of 41.2% in Nicaragua, an increase of 30.0% in Panama and an increase of 1.4% in Costa Rica.

Segment operating margin was 11.9%, as compared to 9.0% in 2016. Adjusted segment operating margin was 13.1% in 2017, as compared to 9.6% in 2016. This increase principally reflects lower costs related to maintenance, customer service and customer acquisition.

Caribbean — Dominican Republic and Puerto Rico

The number of net prepaid wireless subscribers for 2017 increased by 3.0% over 2016, and the number of net postpaid wireless subscribers increased by 4.1%, resulting in a net increase in the total number of wireless subscribers in our Caribbean segment of 3.4%, or approximately 184 thousand, to approximately 5.6 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 1.3% over 2016, the number of broadband RGUs increased by 1.6% and the number of Pay TV RGUs increased by 11.4%, resulting in an increase in total fixed RGUs in our Caribbean segment of 1.4%, or 37 thousand, to approximately 2.7 million as of December 31, 2017.

Segment operating revenues for 2017 decreased by 3.5% over 2016. Adjusted segment operating revenues for 2017 decreased by 5.5% over 2016. This decrease in segment operating revenues principally reflects lower revenues from wireless and fixed voice services in Puerto Rico, which was partially offset by an increase in segment mobile data revenues and an increase in Pay TV revenues in the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico, and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2017 decreased by 22.6% over 2016. Adjusted segment operating income for 2017 decreased by 23.8% over 2016. This decrease principally reflects a decrease of 5.7% in the Dominican Republic and a decrease of 102.2% in Puerto Rico.

Segment operating margin was 13.5% in 2017, as compared to 16.8% in 2016. Adjusted segment operating margin was 13.8% in 2017, as compared to 17.2% in 2016. This decrease principally reflects higher extraordinary costs related to the reconstruction and operation of our networks in the aftermath of Hurricane Maria and bad debt expense in Puerto Rico and higher costs related to upgrades to our information technology systems in the Dominican Republic, which were partially offset by our corporate cost-savings program.

United States

The number of net prepaid wireless subscribers for 2017 decreased by 11.3% over 2016, or approximately 2.9 million, to approximately 23.1 million total net wireless subscribers in the United States as of December 31, 2017.

Segment operating revenues for 2017 increased by 5.5% over 2016. Adjusted segment operating revenues for 2017 increased by 4.1% over 2016. This increase in segment operating revenues principally reflects higher mobile voice and data usage and revenues driven by the success of existing unlimited data plans, principally those offered under our Straight Talk brand and our recently acquired Walmart Family Mobile brand.

Segment operating income for 2017 increased by 138.8% over 2016. Adjusted segment operating income for 2017 increased by 15.0% over 2016.

Segment operating margin was 2.0% in 2017, as compared to 0.9% in 2016. Adjusted segment operating margin was 8.4% in 2017, as compared to 7.6% in 2016. This increase principally reflects a decrease in subscriber acquisition costs.

         RESULTS OF OPERATIONS

Europe

The number of net prepaid wireless subscribers for 2017 decreased by 10.4% over 2016, and the number of net postpaid wireless subscribers increased by 3.6%, resulting in a net decrease in the total number of wireless subscribers in our Europe segment of 0.2%, or approximately 50 thousand, to approximately 20.7 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 3.7% over 2016, the number of broadband RGUs increased by 3.3% and the number of Pay TV RGUs increased by 10.7%, resulting in an increase in total fixed RGUs in our Europe segment of 2.3%, or 136 thousand, to approximately 6.0 million as of December 31, 2017.

Segment operating revenues for 2017 increased by 7.7% over 2016. Adjusted segment operating revenues for 2017 increased by 4.1% over 2016. This increase in segment operating revenues principally reflects higher revenues in Pay TV as well as mobile and fixed data, which were partially offset by lower revenues from wireless and fixed voice services due to the negative effects of the elimination of retail roaming in the EU in June 2017 and April 2016, as well as losses in the prepaid segment. We analyze segment results in euros because it is the functional currency in our operations in Europe.

Segment operating income for 2017 decreased by 16.0% over 2016. Adjusted segment operating income for 2017 decreased by 16.3% over 2016.

Segment operating margin was 4.8% in 2017, as compared to 6.2% in 2016. Adjusted segment operating margin was 5.0% in 2017, as compared to 6.2% in 2016. The decrease principally reflects increases in costs related to marketing, subscriber acquisitions and local taxes.

2016 COMPARED TO 2015

Mexico Wireless

The number of net prepaid wireless subscribers for 2016 decreased by 2.5% over 2015, and the number of net postpaid wireless subscribers decreased by 7.0%, resulting in a net decrease in the total number of wireless subscribers in Mexico of 1.0%, or 74 thousand, to approximately 73 million as of December 31, 2016.

Segment operating revenues for 2016 decreased by 0.6% over 2015. Adjusted segment operating revenues for 2016 decreased by 3.2% over 2015. This decrease was principally due to a decrease in mobile voice revenues by 37.9% in 2016 over 2015, reflecting a reduction in the average wireless rates per user. The decrease in segment operating revenues was partially offset by an increase in mobile data revenues of 0.8% in 2016 over 2015, principally due to the increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

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

Brazil

The number of net prepaid wireless subscribers for 2016 decreased by 15.1% over 2015, and the number of net postpaid wireless subscribers increased by 10.0%, resulting in a net decrease in the total number of wireless subscribers in Brazil of 8.8%, or 5.8 million over 2015, to approximately 60.2 million as of December 31, 2016. The number of fixed voice RGUs for 2016 decreased by 2.9% over 2015, the number of broadband RGUs increased by 5.4%, and the number of Pay TV RGUs increased by 0.1%, resulting in an increase in total fixed RGUs in Brazil of 0.2% to approximately 36.7 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 10.8% over 2015. Adjusted segment operating revenues for 2016 decreased by 1.1% over 2015. This decrease in segment operating revenues was principally due to a fall in mobile data, mobile voice and fixed voice revenues of 4.9%, 11.6% and 6.1%, respectively, in 2016 over 2015, driven by RGU disconnections and lower traffic reflecting lower disposable income caused by an overall economic downturn in the country. The decrease in wireless and fixed voice revenues was also affected by a 30.0% reduction in interconnection revenues. The decrease in segment operating revenues was partially offset by higher fixed data and Pay TV revenues of 10.3% and 3.6%, respectively, in 2016 over 2015. Fixed data revenues increased principally due to an increase in broadband RGUs and corporate network services, and Pay TV revenues increased as a result of an increase in the purchase of additional services, such as video-on-demand and bundled packages.

Segment operating income for 2016 decreased by 41.9% over 2015. Adjusted segment operating income for 2016 decreased by 54.1% over 2015. Segment operating margin was 3.2% in 2016 and 6.1% in 2015. Adjusted segment operating margin was 2.3% in 2016 and 4.9% in 2015. The decrease in segment operating margin for 2016 was principally due to higher marketing, subscriber acquisition and customer service costs related to the ongoing integration of our three Brazilian subsidiaries, as well as the reduction in the estimated useful life of television set-up boxes from five years to three years.

Colombia

The number of net prepaid wireless subscribers for 2016 decreased by 2.3%, and the number of net postpaid wireless subscribers increased by 8.6%, resulting in a net decrease in the total number of wireless subscribers in Colombia of 0.1%, or 19 thousand, to approximately 29 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 12.1%, the number of broadband RGUs increased by 11.3% and the number of Pay TV RGUs increased by 4.0%, resulting in an increase in total fixed RGUs in Colombia of 8.7% to approximately 6.3 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 2.2% over 2015. Adjusted operating revenues for 2016 decreased by 3.1% over 2015. This decrease was principally due to a reduction of 26.7% in mobile voice revenues, driven by more competitive commercial offerings in response to pricing pressure from competitors. The decrease was partially offset by increases in fixed data revenues, mobile data revenues, fixed voice revenues and Pay TV revenues, which increased by 9.7%, 18.3%, 15.0% and 17.0%, respectively, in 2016, principally due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services.

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

Southern Cone — Argentina, Chile, Paraguay and Uruguay

The number of net prepaid wireless subscribers for 2016 increased by 5.6%, and the number of net postpaid wireless subscribers increased by 1.3%, resulting in a net increase in the total number of wireless subscribers in our Southern Cone segment of 4.1%, or 1.2 million, to approximately 30.4 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 5.7%, the number of broadband RGUs increased by 14.9%, and the number of Pay TV RGUs increased by 2.8%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 6.8% to approximately 1.9 million as of December 31, 2016.

         RESULTS OF OPERATIONS

Segment operating revenues for 2016 increased by 4.9% over 2015, reflecting an aggregate increase of 0.2% in Argentina, Paraguay and Uruguay and an increase of 16.1% in Chile. Adjusted segment operating revenues for 2016 increased by 23.9% over 2015, reflecting an aggregate increase of 32.1% in Argentina, Paraguay and Uruguay and an increase of 1.6% in Chile. The increase in operating revenues primarily reflects higher inflation rates in Argentina. It was also driven by higher data usage, such as mobile data, purchased in bundled service packages in Argentina and Chile. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

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

Andean Region — Ecuador and Peru

The number of net prepaid wireless subscribers for 2016 increased by 0.6%, and the number of net postpaid wireless subscribers decreased by 0.5%, resulting in a net increase in the total number of wireless subscribers in our Andean Region segment of 0.3%, or 58 thousand, to approximately 20.8 million as of December 31, 2016. In 2016, the number of fixed voice RGUs decreased by 0.2%, the number of broadband RGUs increased by 17.8% and the number of Pay TV RGUs increased by 0.7%, resulting in an increase in total fixed RGUs in our Andean Region segment of 5.4% to approximately 1.8 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 8.0% over 2015, reflecting operating revenue increases of 5.5% in Ecuador and 10.2% in Peru. Adjusted segment operating revenues for 2016 decreased by 5.5%, reflecting a decrease of 10.3% in Ecuador and a decrease of 0.9% in Peru. This decrease in operating revenues reflects a decrease in revenues from our wireless and fixed voice operations, driven by an increase in tax obligations in Ecuador and aggressive price reductions in Peru, which were partially offset by higher revenues from mobile data and higher revenues from fixed data, especially broadband and corporate data services.

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

Central America — Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of net prepaid wireless subscribers for 2016 decreased by 2.0%, and the number of net postpaid wireless subscribers increased by 1.5%, resulting in a net decrease in the total number of wireless subscribers in our Central America segment of 1.5%, or approximately 231 thousand, to approximately 15.1 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 0.4%, the number of broadband RGUs increased by 19.1% and the number of Pay TV RGUs increased by 3.0%, resulting in an increase in total fixed RGUs in our Central America segment of 8.9% to approximately 5.3 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 22.1% over 2015. Adjusted segment operating revenues for 2016 increased by 3.9% over 2015. This increase in segment operating revenues was driven principally by higher mobile data, fixed data and Pay TV revenues in Central America, which was partially offset by decreases in mobile voice and fixed voice in Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica and decreases in mobile voice and Pay TV in Panama. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama, and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Segment operating income and adjusted segment operating income increased by approximately ten times in 2016 over 2015. Segment operating margin was 9.0% for 2016 and 5.0% for 2015. Adjusted segment operating margin was 9.6% for 2016 and 5.4% in 2015. The results of operations in the segment in 2016 were impacted by lower costs related to maintenance, customer service and customer acquisition.

Caribbean — Dominican Republic and Puerto Rico

The number of net prepaid wireless subscribers for 2016 increased by 2.2%, and the number of net postpaid wireless subscribers increased by 6.7%, resulting in a net increase in the total number of wireless subscribers in our Caribbean segment of 3.6%, or approximately 192 thousand, to approximately 5.4 million as of December 31, 2016. In 2016, the number of fixed voice RGUs increased by 2.8%, the number of broadband RGUs increased by 8.3% and the number of Pay TV RGUs increased 14.2%, resulting in an increase in total fixed RGUs in our Caribbean segment of 6.0% to approximately 2.7 million as of December 31, 2016.

Segment operating revenues for 2016 increased by 23.1% over 2015. Adjusted segment operating revenues for 2016 increased by 0.1% over 2015. This increase in operating revenues was principally due to an increase in segment mobile data revenues and an increase in Pay TV revenues in the Dominican Republic, which was partially offset by lower revenues from wireless and fixed voice services in Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico, and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2016 increased by 57.9% over 2015. Adjusted segment operating income for 2016 increased by 0.9% over 2015. Segment operating margin was 16.8% in 2016 and 13.1% in 2015. Adjusted segment operating margin was 17.2% in 2016 and 17.1% in 2015. This increase in segment operating income and operating margin for 2016 resulted from our cost- savings programs, which was partially offset by increased expenses in connection with our pension obligations in Puerto Rico.

United States

The number of net prepaid wireless subscribers for 2016 increased by 1.6%, or approximately 401 thousand, to approximately 26.1 million total net wireless subscribers in the United States as of December 31, 2016.

Segment operating revenues for 2016 increased by 27.3% over 2015. Adjusted segment operating revenues for 2016 increased by 7.9% over 2015. This increase in operating revenues reflects higher mobile voice and data usage and revenues driven by the success of existing unlimited data plans, principally those offered by Straight Talk.

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

Europe

The number of net prepaid wireless subscribers for 2016 decreased by 4.3%, and the number of net postpaid wireless subscribers increased by 1.7%, resulting in a net decrease in the total number of wireless subscribers in our Europe segment of approximately 3 thousand to approximately 20.7 million as of December 31, 2016. In 2016, the number of fixed voice RGUs decreased by 3.5%, the number of broadband RGUs increased by 5.9% and the number of Pay TV RGUs increased by 18.3%, resulting in an increase in total fixed RGUs in our Europe segment of 4.6% to approximately 5.9 million as of December 31, 2016.

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

Segment operating income for 2016 decreased by 13.2% over 2015. Adjusted segment operating income for 2016 decreased by 24.4% over 2015. Segment operating margin was 6.2% in 2016 and 8.5% in 2015. Adjusted segment operating margin was 6.2% in 2016 and 8.4% in 2015. The decrease in segment operating income and operating margin for 2016 reflects increases in costs related to advertising and subscriber acquisition and non-cash revisions for future pension liabilities in Austria.

         LIQUIDITY AND CAPITAL RESOURCES

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.217.8 billion in 2017, compared to Ps.235.8 billion in 2016. Our cash and cash equivalents amounted to Ps.24.3 billion at December 31, 2017, compared to Ps.23.2 billion at December 31, 2016. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.136.7 billion in 2017, Ps.155.0 billion in 2016 and Ps.151.6 billion in 2015. The amount of these capital expenditures varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2018 of approximately U.S.$8 billion (Ps.148.3 billion), which will be primarily funded through our operating activities.

•	In some years, we have made substantial expenditures on acquisitions.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2017, we had approximately Ps.51.7 billion of principal and amortization due in 2018.

•	We pay regular dividends. We paid Ps.16.1 billion in dividends in 2017 and Ps.13.8 billion in 2016. Our shareholders approved on April 16, 2018 the payment of a Ps.0.32 ordinary cash dividend per share in two installments in 2018. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•	We regularly repurchase our own shares. We spent Ps.1.2 billion repurchasing our own shares in the open market in 2017 and Ps.7.0 billion in 2016. Our shareholders have authorized additional repurchases, and as of March 31, 2018, we have spent Ps.101.9 million repurchasing our shares in the open market in 2018, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2017. Many of our obligations are denominated in currencies other than Mexican pesos, and in particular our purchase obligations and approximately 28.6% of our debt are denominated in U.S. dollars. The table does not include accounts payable, pension liabilities, interest payments or payments under derivatives contracts. See Note 16 to our audited consolidated financial statements.

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
		(in millions of Mexican pesos)
CONTRACTUAL OBLIGATIONS AS OF DECEMBER 31, 2017
Equipment leases, real estate leases and mobile site rentals	Ps. 125,650	Ps. 20,422	Ps. 37,356	Ps. 23,567	Ps. 44,305
Short-term debt	51,746	51,746	—	—	—
Long-term debt	646,139	—	245,716	115,038	285,385
Purchase obligations	167,345	24,228	143,117	—	—
Total	Ps. 990,880	Ps. 96,396	Ps. 426,189	Ps. 138,605	Ps. 329,690

Other than the amounts in the table above, we had no other outstanding material purchase commitments as of December 31, 2017. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2017 was Ps.697.9 billion, of which Ps.51.7 billion was short-term debt (including the current portion of long-term debt), compared to Ps.707.8 billion as of December 31, 2016.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including KPN shares) or other short-term investments. As of December 31, 2017, we had net debt of Ps.614.5 billion, compared to Ps.629.7 billion as of December 31, 2016, which represented a decrease of Ps.15.2 billion in net debt. This decrease principally reflects a net amortization of debt in the amount of Ps.47.9 billion during 2017, the arbitration ruling in Colombia (which added Ps.18.5 billion to our debt) and the impact of foreign exchange variation (in Mexican peso terms) on our balance sheet.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 88.1% of our indebtedness at December 31, 2017 was denominated in currencies other than Mexican pesos (approximately 32.5% of such non-Mexican peso debt in U.S. dollars and 67.5% in other currencies), and approximately 5.7% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt owned by Telekom Austria, approximately 28.8% of our net debt as of December 31, 2017 was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2017 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.3% per annum.

Our major categories of indebtedness at December 31, 2017 are summarized in the table below. The majority of our consolidated indebtedness is owned by América Móvil and most of the remaining debt is owed by Telekom Austria, in which we own a 51% interest. The amounts are based on book values in our financial statements under IFRS and may differ from the principal amount. See also Note 14 to our audited consolidated financial statements.

DEBT
(millions of Mexican pesos)
Senior Notes
DENOMINATED IN U.S. DOLLARS
América Móvil 5.000% Senior Notes due 2019	Ps.	14,840
Telmex 5.500% Senior Notes due 2019		7,467
América Móvil 5.000% Senior Notes due 2020		42,043
América Móvil 3.125% Senior Notes due 2022		31,659
América Móvil 6.375% Senior Notes due 2035		19,417
América Móvil 6.125% senior Notes due 2037		7,306
América Móvil 6.125% Senior Notes due 2040		39,573
América Móvil 4.375% Senior Notes due 2042		22,755
Total	Ps.	185,060
DENOMINATED IN MEXICAN PESOS
América Móvil 8.11% Domestic Senior Notes due 2018	Ps.	1,750
Telmex 8.27% Domestic Senior Notes due 2018		1,160
América Móvil 8.60% Domestic Senior Notes due 2020		7,000
América Móvil 0.00% Domestic Senior Notes due 2025		4,410
Telmex 8.36% Domestic Senior Notes due 2037		5,000
América Móvil 6.000% Senior Notes due 2019		10,000
América Móvil 6.45% Senior Notes due 2022		22,500
América Móvil 7.125% Senior Notes due 2024		11,000
América Móvil 8.46% Senior Notes due 2036		7,872
Total	Ps.	70,692
DENOMINATED IN EURO
América Móvil 1.00% Senior Notes due 2018	Ps.	14,252
América Móvil 4.125% Senior Notes due 2019		23,754
América Móvil B.V. 0.00% Exchangeable Bonds due 2020		67,505
América Móvil 3.00% Senior Notes due 2021		23,754
TKA 3.125% Senior Notes due 2021		18,728
TKA 4.00% Senior Notes due 2022		19,334
América Móvil 4.75% Senior Notes due 2022		17,815
TKA 3.5% Senior Notes due 2023		7,594
América Móvil 3.259% Senior Notes due 2023		17,815
América Móvil 1.50% Senior Notes due 2024		20,191
TKA 1.50% Senior Notes due 2026		17,815
América Móvil 2.125% Senior Notes due 2028		15,440
Total	Ps.	263,998

          LIQUIDITY AND CAPITAL RESOURCES

DEBT
DENOMINATED IN POUND STERLING
América Móvil 5.000% Senior Notes due 2026	Ps.	13,369
América Móvil 5.750% Senior Notes due 2030		17,380
América Móvil 4.948% Senior Notes due 2033		8,021
América Móvil 4.375% Senior Notes due 2041		20,053
Total	Ps.	58,823
DENOMINATED IN SWISS FRANCS
América Móvil 1.125% Senior Notes due 2018	Ps.	11,170
Total	Ps.	11,170
DENOMINATED IN JAPANESE YEN
América Móvil 2.95% Senior Notes due 2039	Ps.	2,283
Total	Ps.	2,283
DENOMINATED IN CHILEAN PESOS
América Móvil 3.961% Senior Notes due 2035	Ps.	4,312
Total	Ps.	4,312
DENOMINATED IN BRAZILIAN REALS
Claro Brasil 102.4% of CDI Domestic senior notes due 2019	Ps.	5,981
Claro Brasil 103.9% of CDI Domestic senior notes due 2019		5,981
Claro Brasil 102.9% of CDI Domestic senior notes due 2020		8,973
Total	Ps.	20,935
Hybrid Notes
DENOMINATED IN EURO:
América Móvil Euro NC5 (Euro Series A) Capital Securities due 2073	Ps.	21,378
América Móvil Euro NC10 (Euro Series B) Capital Securities due 2073		13,065
Total	Ps.	34,443
DENOMINATED IN POUND STERLING
América Móvil GBP NC7 Capital Securities due 2073	Ps.	14,706
Total	Ps.	14,706
Bank Debt and Other
DENOMINATED IN U.S. DOLLARS	Ps.	14,474
DENOMINATED IN MEXICAN PESOS	Ps.	12,500
DENOMINATED IN CHILEAN PESOS	Ps.	100
DENOMINATED IN BRAZILIAN REALS	Ps.	4,389
Total	Ps.	31,463
Total Debt	Ps.	697,885
Less short-term debt and current portion of long-term debt		(51,746)
Total Long-term Debt	Ps.	646,139
Equity:
Capital stock	Ps.	96,339
Total retained earnings		171,088
Other comprehensive income (loss) items		(73,262)
Non-controlling interest		66,469
Total Equity	Ps.	260,634
Total Capitalization (total long-term debt plus equity)	Ps.	906,773

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2018 through 2037, and bear interest at fixed rates.

•	Global peso notes program. The global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

•	International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pound sterling and euros. We have also issued debt securities in the local markets in Switzerland and Japan.

•	Hybrid notes. In September 2013, we issued three series of Capital Securities maturing in 2073: two series denominated in euros and totaling €1,450 million, and one series denominated in pound sterling in the amount of £550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series. Our hybrid notes are deeply subordinated, and when they were issued, the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit).

In February 2018, Telekom Austria redeemed its €600 million aggregate principal amount of hybrid bonds at their nominal value, plus all interest on the first call date. These were nominally perpetual bonds but with the option to be called at specific dates. In accordance with IFRS, they were classified within shareholders’ equity. For additional information, see Notes 19 and 24 to our audited consolidated financial statements.

•	Bank loans. At December 31, 2017, we had approximately Ps.31.4 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated facilities—one for U.S.$2.5 billion expiring in 2019 and one for the Euro equivalent of U.S.$2.0 billion expiring in May 2021. Loans under the facilities bear interest at variable rates based on LIBOR and EURIBOR, respectively. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria also has a revolving syndicated facility for €1.0 billion (the “TKA Facility”) expiring in 2019. The TKA Facility bears interest at variable rates based on EURIBOR and includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria.

Options involving KPN and TKA shares. The Company has entered into certain option contracts related to shares that are or have been a strategic investment for the Company. These options include a sale of call options related to our KPN shares with an exercise period that will expire in May 2020 and the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See Note 7 to our audited consolidated financial statements.

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2017, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.582.1 billion (U.S.$29.4 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2017, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.115.8 billion (U.S.$5.9 billion).

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

As of December 31, 2017, we had derivatives positions with an aggregate net fair value liability of Ps.6.3 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see Note 2 w) to our audited consolidated financial statements.

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

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We have substantial financial assets and liabilities that we recognize at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions we use to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents, trade receivables, trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their market price quotations, without any deduction for transaction costs, for financial instruments such as available-for-sale marketable securities and certain debt instruments on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as present value calculations, to derivative instruments. Using different methodologies or assumptions to estimate the fair value of our financial assets and liabilities could materially impact our reported financial results.

We maintain investments in available-for-sale securities that are valued at market prices obtained from the stock exchange where these shares are listed. At each reporting date, we evaluate whether an impairment exists on its available-for-sale securities. This analysis first involves an evaluation of the objective measures of impairment as described in IAS 39. We will then evaluate whether the loss recognized in other comprehensive income on its available for sale securities is either prolonged or significant. As of December 31, 2017, we have not observed an objective measure of impairment on its available-for-sale securities, nor has significant or prolonged unrealized losses on its available-for-sale securities.

ESTIMATED USEFUL LIVES OF PLANT, PROPERTY AND EQUIPMENT

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2017 to Ps.135.2 billion, or 14.7% of our operating costs and expenses. See Note 10 to our audited consolidated financial statements.

We currently depreciate most of our property, plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and, at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments, which would result in higher depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions, or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to recognize an impairment to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in lower or no impairment charges, higher net income and higher asset values. See Note 2 ac) to our audited consolidated financial statements.

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

         CRITICAL ACCOUNTING POLICIES AND ESTIMATES

ACCRUALS

Accruals are recorded when, at the end of the period, we have a present obligation as a result of past events whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by our management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of our financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If we are unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to our audited consolidated financial statements. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

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

ALLOWANCE FOR BAD DEBTS

We maintain an allowance for bad debts for estimated losses resulting from the failure of customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectability of accounts. In particular, in making these estimates, we take into account (i) with respect to accounts with customers and distributors, the number of days since invoices are overdue and (ii) with respect to accounts with telecom operators, both the number of days since the invoices are due and any disputes with respect to such invoiced traffic. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them. See Note 5 to our audited consolidated financial statements.

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. See “Regulation” under Part VI, “Legal Proceedings” under Part VII and Note 16 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, since 2013, Mexico has overseen reforms to the telecommunications sector that aim to promote competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant.” In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in our incurring losses of revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

Dominant and carrier related regulations could adversely affect our business by limiting our ability to pursue competitive and profitable strategies

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

Changes in the regulatory framework for telecommunications services in Mexico may have a material adverse effect on our business and results of operations

The Mexican legal framework for the regulation of telecommunications and broadcasting services has changed, beginning with constitutional amendments in 2013, implementing legislation in 2014, and the establishment in 2014 of a new regulator, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”). The IFT determined in 2014 that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and, based on this determination, the IFT has imposed extensive asymmetric regulations on our Mexican fixed-line and wireless businesses. The asymmetric regulations took effect in 2015 and were amended in 2017, when the IFT added new requirements, including the functional separation of certain assets used to provide local loop unbundling services. For further information, see “Regulation” under Part III of this annual report. The IFT measures have adversely affected the results of our Mexican operations, and we expect that those effects will continue, but their long-term impact remains uncertain.

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

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and may be subject to local restrictions and regulatory approvals, and they would not meet our needs as effectively.

In addition, the continual maintenance and upgrading of our wireless networks is critical to expanding our coverage, increasing our capacity to absorb higher bandwidth usage and adapting to new technologies, as well as offering more specialized services to our customers.

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from five to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for

         RISK FACTORS

renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, mainly in connection with fixed services, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied in many of the jurisdictions where we operate and how reversion provisions would be interpreted in practice. For further information, see “Regulation” under Part VI of this annual report and Notes 1 and 16 to our audited consolidated financial statements included in this annual report.

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

A system failure could cause delays or interruptions of service, which could have an adverse effect on our operations

We need to continue to provide our subscribers with a reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines and fixed networks;
•	power surges or outages;
•	natural disasters;
•	climate change;
•	malicious actions, such as theft or misuse of customer data;
•	limitations on the use of our radio bases;
•	software defects;
•	human error; and
•	disruptions beyond our control.

In Brazil, for example, our satellite operations may be affected if we experience a delay in launching new satellites to replace those currently in use when they reach the end of their operational lives. Such delay may occur because of, among other reasons, construction delays, unavailability of launch vehicles and/or launch failures. In addition, in 2017, our operations in Puerto Rico suffered significant damage in the aftermath of Hurricane Maria, and our operations in Mexico experienced network overloads and power outages following the earthquake on September 19, 2017.

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

Cybersecurity incidents and other breaches of network or information technology security could have an adverse effect on our business and our reputation

Cybersecurity incidents, and other tactics designed to gain access to and exploit sensitive information by breaching critical systems of large companies, are evolving and have been increasing in both sophistication and occurrence in recent years. While we employ a number of measures to prevent, detect and mitigate such incidents, there is no guarantee that we will be able to adequately anticipate or prevent one. Cybercrime, including attempts to overload our servers with denial-of-service attacks, theft, social engineering, phishing, ransomware or similar disruptions from unauthorized access or attempted unauthorized access to our systems could result in the destruction, misuse or release of personal information or other sensitive data. As of the date of this annual report, we have no knowledge of any significant data loss, significant compromise or material financial loss related to a cybersecurity incident. However, it is difficult to detect or prevent evolving forms of cybersecurity incidents, and our systems, those of our third-party service providers and of our customers are vulnerable to cybersecurity incidents.

In the event that our systems are breached or damaged for any reason, we may suffer loss or unavailability of data and interruptions to our business operations. If such an event occurs, the unauthorized disclosure, loss or unavailability of data and the disruption to our fixed-line or wireless networks may have a material adverse effect on our business and results of operations. The costs associated with a cybersecurity incident could include increased expenditures on information and cybersecurity measures, damage to our reputation, loss of existing customers and business partners and lead to financial losses from remedial actions and potential liability, including possible litigation and sanctions. Any of these occurrences may result in a material adverse effect on our results of operations and financial condition.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our weighted monthly average churn rate on a consolidated basis was 4.1% for the year ended December 31, 2017 and 4.2% for the year ended December 31, 2016. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

         RISK FACTORS

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

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets, other than the shares of our subsidiaries and our holdings of cash and cash equivalents. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect them.

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

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY GENERALLY

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and changes in end-user needs and preferences. There is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed- line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

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

RISKS RELATING TO OUR CONTROLLING SHAREHOLDERS, CAPITAL STRUCTURE AND TRANSACTIONS WITH AFFILIATES

Members of one family may be deemed to control us and may exercise their control in a manner that may differ from the interest of other shareholders

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

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10.0% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer more than 10.0% of our capital stock without the approval of our Board of Directors. See “Bylaws—Restrictions of Certain Transfers” under Part IV of this annual report.

         RISK FACTORS

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

Adverse economic, political and social conditions in Latin America, the United States, the Caribbean or in Europe may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisition efforts, which could have a material adverse effect on our company. In addition, the perception of risk in the countries in which we operate may have a negative effect on the trading price of our shares and ADSs and may restrict our access to international financial markets.

In various countries where we operate, for example, elections will take place during 2018, which could lead to economic, political and social changes over which we have no control. Our business may also be especially affected by conditions in Mexico and Brazil, two of our largest markets. In Mexico, economic conditions are strongly impacted by those of the United States. Following the election of the current U.S. administration in 2016, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and migration. Additionally, in Brazil, our results of operations were adversely affected by weak economic conditions in Brazil during 2015 and 2016, and may be so affected again in the future.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2017, we reported net foreign exchange losses of Ps.13.8 billion.

In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major depreciation of the currencies in which we conduct operations could cause governments to impose exchange controls that would limit our ability to transfer funds between us and our subsidiaries

Major depreciation of the currencies in which we conduct operations may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. For example, although the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Similarly, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reals into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance. In the past, the government of Argentina has adopted restrictions on access to the foreign exchange market and the transfer of foreign currency outside Argentina. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

         RISK FACTORS

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

         MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2018.

Series	Number of Shares (millions)	Percent of Capital	Combined A Shares and AA Shares(1)
L Shares (no par value)	44,898	68.0%	–
AA Shares (no par value)	20,602	31.2%	97.3%
A Shares (no par value)	563	0.9%	2.7%
Total(2)	66,063	100.0%	100.0%

(1) The AA Shares and A Shares of América Móvil, together, are entitled to elect a majority of our directors. Holders of L Shares are entitled to limited voting rights under our bylaws. See “Bylaws—Voting Rights” under this Part IV.

(2) Figures in the table may not recalculate exactly due to rounding.

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

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2018. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Share Capital” under this Part IV and “Management Compensation—Share Ownership of Directors and Senior Management” under Part V of this annual report.

Shareholder	Shares owned (millions)	Percent of class(1)
AA SHARES:
Family Trust(2)	10,894	52.9%
Inversora Carso(3)	4,381	21.3%
Carlos Slim Helú	1,879	9.1%
L SHARES:
Inversora Carso(3)	6,020	13.4%
Family Trust(2)	5,998	13.4%
Carlos Slim Helú	3,072	6.8%
BlackRock, Inc.(4)	2,291	5.1%

(1) Percentage figures are based on the number of shares outstanding as of March 31, 2018.

(2) The Family Trust is a Mexican trust that holds AA Shares and L Shares for the benefit of members of the Slim Family. In addition to shares held by the Family Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 17.3% and 21.3%, respectively, of each series. According to beneficial reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Helú, individually directly own more than 5.0% of any class of our shares.

(3) Includes shares owned by subsidiaries of Inversora Carso. Based on beneficial ownership reports filed with the SEC, Inversora Carso is a Mexican sociedad anónima de capital variable and may be deemed to be controlled by the Slim Family.

(4) Based on beneficial ownership reports filed with the SEC.

As of March 31, 2018, 15.9% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 7,393 registered holders with addresses in the United States. As of such date, 34.4% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.8% of the A Share ADSs were held by 3,282 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

We lease space on telecommunications towers owned by Telesites, which we spun off in December 2015. We and Telesites have entered into an agreement providing for site usage fees, annual price escalations and fixed annual charges that permit us to install a pre-determined amount of equipment at the sites and provide for incremental fee payments if capacity use is exceeded. The principal economic terms of the agreement conform to the reference terms published by Telesites and approved by IFT.

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

Payment date	Pesos per share	Dollar per share
November 13, 2017	Ps.0.15		U.S.$0.0079
July 17, 2017	Ps.0.15		U.S.$0.0085
November 14, 2016	Ps.0.14		U.S.$0.0068
July 15, 2016	Ps.0.14		U.S.$0.0076
November 13, 2015	Ps.0.13		U.S.$0.0078
September 25, 2015	Ps.0.30		U.S.$0.0177
July 17, 2015	Ps.0.13		U.S.$0.0082
November 14, 2014	Ps.0.12		U.S.$0.0082
July 18, 2014	Ps.0.12		U.S.$0.0082
November 15, 2013	Ps.0.11	U.S.$	0.0084
July 19, 2013	Ps.0.11	U.S.$	0.0084

In November 2016, July 2017 and November 2017, we offered shareholders the option to receive a scrip dividend in the form of either cash, Series L shares or a combination thereof.

On April 16, 2018, our shareholders approved a cash dividend of Ps.0.32 (thirty two peso cents) per share, payable in two equal installments in July and November 2018.

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

         TRADING MARKETS

Our shares and ADSs are listed on the following markets:

L Shares(1)	Mexican Stock Exchange—Mexico City
L Share ADSs	New York Stock Exchange—New York
A Shares	Mexican Stock Exchange—Mexico City
A Share ADSs(2)	New York Stock Exchange—New York
(1) L Shares were delisted from the Mercado de Valores Latinoamericanos en Euros as of May 29, 2017. (2) A Share ADSs were delisted from the NASDAQ and listed on the NYSE as of December 13, 2016.

The following table sets forth the reported high and low market prices for the L Shares on the Mexican Stock Exchange and the reported high and low market prices for the L Share ADSs on the NYSE.

	MEXICAN STOCK EXCHANGE		NYSE
	HIGH	LOW	HIGH		LOW
	(Mexican pesos per L Share)		(U.S. dollars per L Share ADS)
ANNUAL HIGHS AND LOWS
2013	Ps. 16.19	Ps. 11.60	U.S.$	25.62	U.S.$	18.47
2014	17.51	12.43		26.38		19.17
2015	16.44	11.96		23.58		14.06
2016	13.91	10.40		15.95		11.02
2017	18.20	12.31		19.24		12.16
QUARTERLY HIGHS AND LOWS
2016:
First quarter	Ps. 13.53	Ps. 10.92	U.S.$	15.55	U.S.$	12.16
Second quarter	13.91	10.77		15.95		11.31
Third quarter	11.97	10.40		12.92		11.02
Fourth quarter	13.36	10.87		13.52		11.02
2017:
First quarter	Ps. 13.96	Ps. 12.31	U.S.$	14.62	U.S.$	12.16
Second quarter	15.07	13.30		16.41		14.15
Third quarter	16.71	14.63		18.88		15.89
Fourth quarter	18.20	15.90		19.24		16.86
2018:
First quarter	Ps. 18.09	Ps. 16.37	U.S.$	19.37	U.S.$	16.93
MONTHLY HIGHS AND LOWS
2017:
October	Ps. 18.20	Ps. 15.92	U.S.$	19.24	U.S.$	16.98
November	16.93	15.99		17.61		16.86
December	16.98	15.90		17.44		16.92
2018:
January	Ps. 17.62	Ps. 16.37	U.S.$	19.00		16.93
February	18.01	16.58		19.37		17.46
March	18.09	17.25		19.35		18.62
April (through April 24)	17.98	17.16		19.87		18.65
Source: Bloomberg

The following tables set forth reported high and low market prices for the A Shares on the Mexican Stock Exchange, the reported high and low market prices for the A Share ADSs on the NASDAQ from 2013 until 2016 when the shares were delisted from the NASDAQ, and the reported high and low market prices on the NYSE.

	MEXICAN STOCK EXCHANGE		NASDAQ
	HIGH	LOW	HIGH		LOW
	(Mexican pesos per A Share)		(U.S. dollars per A Share ADS)
ANNUAL HIGHS AND LOWS
2013	Ps. 16.00	Ps. 11.60	U.S.$	25.55	U.S.$	18.56
2014	17.61	12.50		26.46		19.16
2015	16.14	11.91		23.52		13.99
2016	13.91	10.71		15.93		10.83
QUARTERLY HIGHS AND LOWS
2016:
First quarter	Ps. 13.50	Ps.11.28	U.S.$	15.71	U.S.$	12.07
Second quarter	13.91	10.97		15.93		11.34
Third quarter	11.83	10.71		12.92		11.03
Fourth quarter	13.41	10.82		13.18		10.83

	MEXICAN STOCK EXCHANGE		NYSE
	HIGH	LOW	HIGH		LOW
	(Mexican pesos per A Share)		(U.S. dollars per A Share ADS)
QUARTERLY HIGHS AND LOWS
2017:
First quarter	Ps. 14.00	Ps. 12.02	U.S.$	14.46	U.S.$	11.89
Second quarter	16.00	12.90		16.33		14.02
Third quarter	17.00	14.09		18.84		15.68
Fourth quarter	18.50	15.90		19.06		16.76
2018:
First quarter	Ps. 18.01	Ps. 16.41	U.S.$	19.46	U.S.$	16.83
MONTHLY HIGHS AND LOWS
2017:
October	Ps. 18.50	Ps. 15.91	U.S.$	19.06	U.S.$	16.76
November	16.90	16.11		17.55		16.78
December	16.87	15.90		17.45		16.78
2018:
January	Ps. 17.40	Ps. 16.41	U.S.$	18.96	U.S.$	16.83
February	18.00	16.50		19.36		19.36
March	18.01	17.50		19.46		18.35
April (through April 24)	18.00	17.27		19.87		18.51
Source: Bloomberg

         BYLAWS

Below is a brief summary of certain significant provisions in our current bylaws and Mexican law. It does not purport to be complete and is qualified by reference to the bylaws themselves. An English translation of our bylaws has been filed with the SEC as an exhibit and is incorporated by reference to this annual report. For a description of our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V of this annual report.

Organization

We are a sociedad anónima bursátil de capital variable organized under Mexican law.

Shareholders’ Equity

We have three classes of outstanding shares: AA Shares, A Shares and L Shares, all without par value, fully paid and non-assessable.

AA Shares and A Shares have full voting rights.

L Shares may vote only in limited circumstances as described under “—Voting Rights” under this Part IV.

The rights of all series of shares are generally identical except for voting rights and the limitations on non-Mexican ownership of AA Shares and A Shares. The AA Shares must always represent at least 51.0% of the combined AA Shares and A Shares. At least 20.0% of our outstanding shares must consist of AA Shares, and not more than 80% can be A Shares and L Shares.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20.0% of our outstanding shares or less than 51.0% of our combined AA Shares and A Shares.

Any capital increase must be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Voting Rights

Each AA Share or A Share entitles the holder to one vote at any shareholders meeting.

Each L Share entitles the holder to one vote at any meeting at which L Shares are entitled to vote. L Shares are entitled to vote to elect only two members of the Board and the corresponding alternate directors, as well as on the following limited matters: our transformation from one type of company to another; any merger involving us; the extension of our authorized corporate duration; our voluntary dissolution; any change in our corporate purpose; any transaction that represents 20.0% or more of the Company’s consolidated assets; any change in our jurisdiction of incorporation; removal of our shares from listing on the Mexican Stock Exchange or any foreign exchange; and any action that would prejudice the rights of L Shares. A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Shares of any series are also entitled to vote as a class on any action that would prejudice the rights of that series and are entitled to judicial relief against any action taken without their vote.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary or extraordinary. Extraordinary general meetings are those called to consider certain specified matters, including, principally, changes to the bylaws, liquidation, merger and transformation, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings.

An ordinary general meeting of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits. Transactions that represent 20.0% or more of our consolidated assets in any fiscal year must be approved by an ordinary general shareholder meeting of all shareholders, including L Shares. All other matters on which L Shares are entitled to vote would be considered at an extraordinary general meeting.

The two directors elected by the L Shares are elected at a special meeting of L Shares. A special meeting of the L Shares must be held each year for the election of directors.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50.0% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of L Shares are governed by the same rules applicable to ordinary general meetings of AA Shares and A Shares. The quorum for an extraordinary general meeting at which L Shares may not vote is 75.0% of the AA Shares and A Shares, and the quorum for an extraordinary general meeting at which L Shares are entitled to vote is 75.0% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20.0% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Shareholders’ meetings may be called by the Board, its chairman, its corporate secretary, the Chairman of the Audit and Corporate Practices Committee or a Mexican court of law. The Chairman of the Board or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders of 10.0% of the outstanding shares. Notice of meetings must be published at least 15 days prior to the meeting.

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

Dividend Rights

At the annual ordinary general meeting of AA Shares and A Shares, the Board submits our financial statements for the previous fiscal year to the holders of AA Shares and A Shares for approval. Once financial statements are approved, the allocation of our net profits is determined, and we must allocate 5.0% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20.0% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding are entitled to participate in a dividend or other distribution. L shares are entitled to a nominal preference with respect to dividends or liquidation, but the preference has no economic significance.

Preemptive Rights

In new issuances of shares, each shareholder has a preferential right to subscribe for a sufficient number of shares of the same series to maintain its existing proportionate holdings, except in certain circumstances such as mergers, convertible debentures, public offers and placement of treasury or repurchased shares. These rights cannot be traded separately from the shares. As a result, there is no trading market for such rights. Holders of ADSs may exercise these rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Limitations on Share Ownership

AA Shares and A Shares may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law (Ley de Inversión Extranjera) and our bylaws. AA Shares can only be held or acquired by Mexican citizens, Mexican corporations whose capital stock is held completely by Mexican citizens or other Mexican qualified investors. Non- Mexican investors cannot hold AA Shares except through trusts that effectively neutralize their votes.

If a foreign government or state acquires our AA Shares, such shares would immediately be rendered without effect or value.

BYLAWS

We have a foreign exclusion clause that restricts ownership of our shares to holders that qualify as Mexican investors. It does not apply to the L Shares, and, under transitional provisions adopted by our shareholders, it does not limit foreign ownership of A Shares outstanding as of the date of the shareholders’ meeting approving the amendment.

Restrictions on Certain Transfers

Any transfer of more than 10.0% of our voting shares, in one or more transactions, by any person or group of persons acting in concert, requires prior approval by our Board. If the Board denies such approval, however, it shall designate an alternate transferee, who must pay market price for the shares as quoted on the Mexican Stock Exchange.

Restrictions on Deregistration in Mexico

Our shares are registered with the RNV maintained by the CNBV.

If we wish to cancel our registration, or if it is cancelled by the CNBV, we are required to conduct a public offer to purchase all of the outstanding shares prior to such cancellation. Such offer shall exclude our controlling group of shareholders. If, after the public offer is concluded, there are still outstanding shares held by the general public, we will be required to create a trust for a period of six months, with funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the public that did not participate in the offer.

Unless the CNBV authorizes otherwise, upon the prior approval of the Board, which must take into account the opinion of the Audit and Corporate Practices Committee, the offer price will be the higher of (i) the average of the closing price during the previous 30 days on which the shares may have been quoted or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange.

The voluntary cancellation of the registration shall be subject to (i) the prior authorization of the CNBV and (ii) the authorization of not less than 95.0% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

Tender Offer Requirement

Certain significant acquisitions of our capital stock may require the purchaser to make a tender offer.

Other Provisions

EXCLUSIVE JURISDICTION. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

PURCHASE OF OUR OWN SHARES. We may repurchase our shares on the Mexican Stock Exchange at any time at the then-prevailing market price. Any such repurchase must conform to guidelines established by the Board, and the amount available to repurchase shares must be approved by the general ordinary shareholders’ meeting. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

CONFLICT OF INTEREST. A shareholder that votes on a business transaction in which its interest conflicts with our interests may be liable for damages, but only if the transaction would not have been approved without its vote.

WITHDRAWAL RIGHTS. Whenever a shareholders meeting approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against may withdraw and receive the book value of its shares, provided this right is exercised within 15 days following the meeting.

American Depositary Shares

Citibank, N.A. (“the Depositary”) serves as the depositary for our ADSs and our American Depository Receipts (“ADR”) program. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary Service	Fee Payable by ADS Holders
Issuance and delivery of ADSs, including in connection with share distributions, purchase rights, sales and stock splits	Up to U.S.$5.00 per 100 ADSs (or a fraction thereof)
Cash distributions	Up to U.S.$5.00 per 100 ADSs (or a fraction thereof)
Surrender, withdrawal or cancellation	Up to U.S.$5.00 per 100 ADSs (or a fraction thereof)
Share distributions other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S.$5.00 per 100 ADSs (or a fraction thereof)
ADS services	Up to U.S.$5.00 per 100 ADSs (or a fraction thereof) held on the applicable record date(s) established by the Depositary

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. During the year ended December 31, 2017, the Depositary did not pay us for any reimbursable expenses.

         PURCHASES OF EQUITY SECURITIES BY THE          ISSUER AND AFFILIATED PURCHASERS

We periodically repurchase our L Shares and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 16, 2018, our shareholders authorized an allocation of Ps.3.0 billion to repurchase L Shares and A Shares from April 2018 to April 2019.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2017. We did not repurchase our L Shares or A Shares other than through the share repurchase program. At the annual general shareholders’ meeting held on April 16, 2018, our shareholders approved the cancellation of all our treasury shares, except for 5 billion L Shares, acquired under our repurchase program.

Period	Total Number of L Shares Purchased (1)	Average Price per L Shares	Total Number of L Shares Purchased as part of Publicly Announced Plans or Programs	Approximate Mexican Peso Value of L Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 2017	6,600,000	13.50	6,600,000	22,672,144,564
February 2017	6,600,000	12.89	6,600,000	22,587,040,531
March 2017	7,900,000	13.18	7,900,000	22,482,929,951
April 2017	9,311,804	13.68	9,311,804	2,892,759,292
May 2017	6,950,000	14.66	6,950,000	2,790,870,064
June 2017	6,952,000	14.52	6,952,000	2,689,945,772
July 2017	6,650,000	15.11	6,650,000	2,589,496,895
August 2017	3,990,000	16.13	3,990,000	2,522,466,549
September 2017	3,082,000	16.30	3,082,000	2,472,243,828
October 2017	7,137,000	16.87	7,137,000	2,348,240,205
November 2017	2,958,773	16.36	2,958,773	2,299,158,766
December 2017	2,082,000	16.46	2,082,000	2,261,427,182
Total	70,213,577		70,213,577

(1) This includes purchases by us and our affiliated purchasers in 2017.

(2) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

Period	Total Number of A Shares Purchased (1)	Average Price per A Shares	Total Number of A Shares Purchased as part of Publicly Announced Plans or Programs	Approximate Mexican Peso Value of A Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 2017	–	–	–	22,672,144,564
February 2017	–	–	–	22,587,040,531
March 2017	–	–	–	22,482,929,951
April 2017	288,196	13.61	288,196	2,892,759,292
May 2017	–	–	–	2,790,870,064
June 2017	–	–	–	2,689,945,772
July 2017	–	–	–	2,589,496,895
August 2017	160,000	16.60	160,000	2,522,466,549
September 2017	–	–	–	2,472,243,828
October 2017	213,000	16.84	213,000	2,348,240,205
November 2017	41,227	16.30	41,227	2,299,158,766
December 2017	218,000	15.90	218,000	2,261,427,182
Total	920,423		920,423

(1) This includes purchases by us and our affiliated purchasers in 2017.

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

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. The discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the United States in effect on the date of this annual report, including the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the “Tax Treaty”) and the agreement between the United States and Mexico concerning the exchange of information with respect to tax matters. The Tax Treaty is subject to change, and such changes may have retroactive effects. Holders of shares or ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares, including a holder:

•	whose shares were not acquired through the Mexican Stock Exchange or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;
•	of shares or ADSs that control us;
•	that holds 10.0% or more of our shares;
•	that is part of a group of persons for purposes of Mexican law that controls us (or holds 10.0% or more of our shares); or
•	that is a resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law).

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

TAXATION OF SHARES AND ADSs

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to L Shares, A Shares, L Share ADSs or A Share ADSs will generally be subject to a 10.0% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014).

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

The sale or disposition of ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE) by non-residents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of ADSs by non- residents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders, such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10.0% or more of our shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

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

Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends- received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or, in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2016 or 2017 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

TAXATION OF SHARES AND ADSs

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

U.S. Tax Consequences for Non-U.S. holders

DISTRIBUTIONS. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a non- resident alien individual (a “non-U.S. holder”) will generally not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

At the annual general shareholders’ meeting held on April 16, 2018, 14 of the current members of the Board of Directors, as well as all current members of the Executive Committee and the Audit and Corporate Practices Committee, were reelected, and the Corporate Secretary and the Corporate Pro-Secretary were reappointed, with 14 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. At such meeting, Vanessa Hajj Slim was elected to the Board of Directors, and Juan Antonio Pérez Simón was replaced by Francisco Medina Chavez.

Our bylaws provide that the members of the Board of Directors are elected for a term of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms for up to an additional 30-day period if new members are not elected. Furthermore, in certain circumstances provided under the Mexican Securities Market Law, the Board of Directors may elect temporary directors who then may be elected or replaced at the shareholders’ meetings.

The names and positions of the members of the Board reelected or elected for the first time at the annual general shareholders’ meeting held on April 16, 2018, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

CARLOS SLIM DOMIT Chairman of the Board and the Executive Committee	Born:	1967
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Chairman of the Board of Telmex
	Other directorships:	Chairman of the Board of Grupo Carso, Grupo Sanborns, S.A.B. de C.V. (“Grupo Sanborns”) and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)

PATRICK SLIM DOMIT Vice Chairman and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Term expires:	2019
	Principal occupation:	Vice Chairman of our Board of Directors
	Other directorships:	Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”) and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex

DANIEL HAJJ ABOUMRAD Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

CARLOS SLIM HELÚ Director	Born:	1940
	First elected:	2015
	Term expires:	2019
	Principal occupation and Business experience:	Chairman of the Board of Minera Frisco, S.A.B. de C.V. and Carso Infraestructura y Construcción, S.A. de C.V.; Director of IDEAL, Grupo Sanborns and Inmuebles Carso, S.A.B. de C.V. (“Inmuebles Carso”)

MANAGEMENT

LUIS ALEJANDRO SOBERÓN KURI Director	Born:	1960
	First elected:	2000
	Term expires:	2019
	Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México, S.A. de C.V. (a subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”))
	Other directorships:	Director of CIE; Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at CIE

CARLOS BREMER GUTIÉRREZ Director and Member of the Audit and Corporate Practices Committee	Born:	1960
	First elected:	2004
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Other directorships:	Chairman of Value Grupo Financiero, S.A.B. de C.V.
	Business experience:	Chief Operating Officer of Abaco Casa de Bolsa, S.A. de C.V.

FRANCISCO MEDINA CHÁVEZ Director	Born:	1956
	First elected:	2018
	Term expires:	2019
	Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, S.A. de C.V., and Chairman of Grupo Altozano
	Other directorships:	Director of Banamex Citigroup México and Telmex
	Business experience:	Director of Aeromexico and Mitsui Mexico

ERNESTO VEGA VELASCO Director, Chairman of the Audit and Corporate Practices Committee	Born:	1937
	First elected:	2007
	Term expires:	2019
	Principal occupation:	Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.
	Other directorships:	Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso, IDEAL; Alternate Director of Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-President

RAFAEL MOISÉS KALACH MIZRAHI Director and Member of the Audit and Corporate Practices Committee	Born:	1946
	First elected:	2012
	Term expires:	2019
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V. (“Grupo Kaltex”)
	Other directorships:	Director of Telmex and Grupo Carso
	Business experience:	Various positions in Grupo Kaltex

ANTONIO COSÍO PANDO Director	Born:	1968
	First elected:	2015
	Term expires:	2019
	Principal occupation:	Vice President of Grupo Hotelero las Brisas, S.A. de C.V. (“Grupo Brisas”), Compañía Industrial Tepeji del Río, S.A. de C.V., and Bodegas de Santo Tomás, S.A. de C.V.
	Other directorships:	Director of Grupo Financiero Inbursa, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Grupo Aerromexico S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V. (“Kimberly Clark de México”) and Telmex
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.

ARTURO ELÍAS AYUB Director	Born:	1966
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V.; Director of Grupo Sanborns, Grupo Carso, Sears and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

MANAGEMENT

OSCAR VON HAUSKE SOLÍS Director	Born:	1957
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Alternate Director of Telmex, Claro Brasil; Member of Telekom Austria’s Supervisory Board
	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s supervisory board

LOUIS C. CAMILLERI Director	Born:	1955
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Chairman of Philip Morris International
	Other directorships:	Director of Ferrari N.V.
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International

VANESSA HAJJ SLIM Director	Born:	1997
	First elected:	2018
	Term expires:	2019

Directors elected by holders of Series L Shares:

PABLO ROBERTO GONZÁLEZ GUAJARDO Director and Member of the Audit and Corporate Practices Committee	Born:	1967
	First elected:	2007
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México, Sistema Integral de Abasto Rural, S.A.P.I de C.V., Grupo Sanborns, and Grupo Lala, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, as well as Director of Acciones y Valores Banamex S.A. de C.V. Casa de Bolsa

DAVID IBARRA MUÑOZ Director	Born:	1930
	First elected:	2000
	Term expires:	2019
	Principal occupation:	Retired
	Other directorships:	Director of Grupo Financiero Inbursa, IDEAL and Grupo Carso
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit

The annual ordinary general shareholders’ meeting held on April 16, 2018, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Louis C. Camilleri, Rafael Moisés Kalach Mizrahi and Francisco Medina Chávez.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro- Secretary.

Daniel Hajj Aboumrad and Arturo Elías Ayub are sons-in-law of Carlos Slim Helú and brothers-in-law of Patrick Slim Domit and Carlos Slim Domit. Patrick Slim Domit and Carlos Slim Domit are sons of Carlos Slim Helú. Vanessa Hajj Slim is the daughter of Daniel Hajj Aboumrad and the granddaughter of Carlos Slim Helú.

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

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The Executive Committee currently has three members. The majority of its members must be Mexican citizens and elected by Mexican shareholders. Three members of the Executive Committee were appointed by our Mexican controlling shareholders. See “Major Shareholders” under Part IV of this annual report. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad appointed by the Mexican controlling shareholders.

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

         MANAGEMENT

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders’ meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;

•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

•	discuss with our auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and, based on such discussions, recommend their approval to the Board of Directors;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts when deemed appropriate or when required by law;

•	approve services to be provided by our auditors or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors a report that includes a discussion of critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditor and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;
•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	evaluate the performance of the external auditors;

•	review and discuss our financial statements and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

•	receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management and receive the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our Chief Executive Officer and our other principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for our senior executives and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

Under certain circumstances specified in our bylaws, the Audit and Corporate Practices Committee is required to provide its opinion to the Board of Directors. The Company is required to make public disclosure of any Board action that is inconsistent with the opinion of the Audit and Corporate Practices Committee.

In addition, pursuant to our bylaws, the Audit and Corporate Practices Committee is in charge of our corporate governance functions under the Mexican securities laws and regulations and is required to submit an annual report to the Board of Directors with respect to our corporate and audit practices. The Audit and Corporate Practices Committee must request the opinions of our executive officers for purposes of preparing this annual report. The Board of Directors must seek the opinion of the Audit and Corporate Practices Committee regarding any transaction with a related party that is outside the ordinary course of our business as defined under the Mexican Securities Market Law. Each member of the Audit and Corporate Practices Committee is independent, as determined by our shareholders pursuant to the Mexican Securities Market Law and as defined under Rule 10A-3 under the Exchange.

SENIOR MANAGEMENT

The names, responsibilities and prior business experience of our senior officers are as follows:

DANIEL HAJJ ABOUMRAD Chief Executive Officer	Appointed:	2000
	Business experience:	Director of Telmex; Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.

CARLOS JOSÉ GARCÍA MORENO ELIZONDO Chief Financial Officer	Appointed:	2001
	Business experience:	General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board

ALEJANDRO CANTÚ JIMÉNEZ General Counsel	Appointed:	2001
	Business experience:	Member of Telekom Austria’s Supervisory Board; Attorney at Mijares, Angoitia, Cortésy Fuentes, S.C.

OSCAR VON HAUSKE SOLÍS Chief Fixed-line Operations Officer	Appointed:	2010
	Business experience:	Chief Executive Officer of Telmex Internacional; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex, S.A. de C.V.; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Net Serviços de Comunicação S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board

ANGEL ALIJA GUERRERO Chief Wireless Operations Officer	Appointed:	2012
	Business experience:	Various positions in América Móvil

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

         MANAGEMENT COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2017 was approximately Ps.5.1 million and Ps.66.7 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 3.1%) of our AA Shares and 1,567 million (or 3.5%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.6%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. Carlos Slim Helú, member of our Board of Directors, holds 1,879 million (or 9.1%) of our AA Shares and 3,072 million (or 6.8%) of our L shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV and “Bylaws—Share Capital” under Part IV of this annual report.

Except as described above, according to information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

         CORPORATE GOVERNANCE

Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas). On an annual basis, we file a report with the Mexican Banking and securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

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

Currently, the majority of our Board of Directors in independent.

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

Mexican law requires us to have one or more committees that oversee certain corporate practices, including the appointment of directors and executives. Under the Mexican Securities Market Law, committees overseeing certain corporate practices must be composed of independent directors. However, in the case of controlled companies, such as ours, only a majority of the committee members must be independent.

Currently, we do not have a nominating committee, and we are not required to have one. Our Audit and Corporate Practices Committee, which is composed of independent directors, oversees our corporate practices, including the compensation and appointment of directors and executives.

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

We currently do not have a compensation committee, and we are not required to have one. Our Audit and Corporate Practices Committee, which is comprised solely of independent directors, evaluates and approves the compensation of management (including our CEO) and directors.

AUDIT COMMITTEE
Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the additional requirements under the NYSE standards is required. §§303A.06 and 303A.07.	We have an audit and corporate practices committee of four members. Each member of the Audit and Corporate Practices Committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our Audit and Corporate Practices Committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors, which assigns to the Committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our audit and corporate practices committee, see “Management” under Part V of this annual report.

EQUITY COMPENSATION PLANS
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Shareholder approval is expressly required under Mexican law for the adoption or amendment of an equity compensation plan. Such plans must provide for similar treatment of executives in comparable positions.

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

Mexican law requires us to obtain shareholder approval for any issuance of equity securities. Under certain circumstances, however, we may sell treasury stock subject to the approval of our Board of Directors.

NYSE Standards	Our Corporate Governance Practices
CODE OF BUSINESS CONDUCT AND ETHICS

Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.

We have adopted a code of ethics, which applies to all of our directors and executive officers and other personnel. For more information, see “Corporate Governance—Code of Ethics” under Part V of this annual report.

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

         CONTROLS AND PROCEDURES

(A) DISCLOSURE CONTROLS AND PROCEDURES. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of the inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 26, 2018.

(C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of América Móvil, S.A.B. de C.V.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2017, and the related notes, and our report dated April 26, 2018 expressed an unqualified opinion thereon.

BASIS FOR OPINION

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

DEFINITIONS AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MANCERA, S.C.

Mexico City, Mexico

April 26, 2018

(D) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

         CODE OF ETHICS

Our Code of Ethics codifies the ethical principles that govern our business and promotes, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations of the Code of Ethics and accountability for adherence to the Code of Ethics. We revised our Code of Ethics in early 2018. Our Code of Ethics applies to all of our officers, senior management, directors and employees.

The full text of our Code of Ethics may be found in Exhibit 14.1 of this annual report or on our website at www.americamovil.com.

Along with the updates to our Code of Ethics, we have created a new whistleblower portal, as well as an ethics committee which will follow investigations regarding violations to the Code of Ethics. The ethics committee will also coordinate training programs for employees to enhance the ethical culture in the Company.

         CORPORATE SUSTAINABILITY REPORT

We have created a corporate sustainability committee, which is composed of senior management, to define our corporate sustainability objectives and oversee their implementation. Our corporate sustainability objectives were developed following an extensive assessment of various sustainability factors on the basis of their materiality and impact and have been further tailored to enhance the dialogue between us and our constituents. Through the creation of a corporate sustainability committee, we seek to foster greater operational efficiencies, promote social responsibility and adopt environmentally friendly initiatives.

Our corporate sustainability reports are available on our website at www.americamovil.com.

         REGULATION

MEXICO

Legal Framework

Over the last five years, a new legal framework for the regulation of telecommunications and broadcasting services has been developed in Mexico. This legal framework is based on constitutional amendments passed in June 2013, the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) enacted in July 2014 and the Federal Law on Economic Competition (Ley Federal de Competencia Económica) enacted in May 2014.

Under the current legal framework, the IFT may determine whether there is a “preponderant economic agent” in the telecommunications sector, based on number of customers, traffic or network capacity. In 2014, the IFT determined that an “economic interest group” consisting of us and our Mexican operating subsidiaries (Telcel, Telmex and Teléfonos del Noroeste, S.A. de C.V. (“Telnor”)), as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico, as measured by the IFT on a national basis.

The 2013 constitutional amendments authorize the IFT to impose on any preponderant economic agent a special regulatory regime, as supplemented by the 2014 implementing legislation. The special regime is referred to as “asymmetric” regulation because it applies to one market participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” and “—Functional Separation of Telmex and Telnor” under this Part VI.

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

The Mexican government has certain powers in its relations with concessionaires, including the right to take over the management of an operator’s networks, facilities and personnel in cases of imminent danger to national security, public order or the national economy, natural disasters and public unrest, as well as to ensure continuity of public services.

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

•	INTERCONNECTION RATES. Since the enactment of the Federal Law on Telecommunications and Broadcasting, we were not permitted to charge other carriers for the termination services we provide in our networks. In August 2017, such provisions of the law were declared unconstitutional by the Mexican Supreme Court (Suprema Corte de Justicia de la Nación). As a result, the IFT ruled that, starting in January 1, 2018, Telcel would be able to charge such carriers Ps. 0.028562 per minute for calls to our network. On April 18, 2018, the Mexican Supreme Court issued a similar resolution regarding fixed interconnection rates, and as a result, starting in January 1, 2019, Telmex will be able to charge other carriers for termination services at a rate to be determined by the IFT. We continue to pay such carriers for their interconnection services in accordance with the fixed and mobile rates set by the IFT.

         REGULATION

•	SHARING OF WIRELESS INFRASTRUCTURE AND SERVICES. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers and mobile virtual network operators (“MVNOs”) to resell those services we provide to our customers and (iii) domestic roaming services, in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using, as applicable, a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify the economic replicability of the end user rates with respect to rates applicable to services provided by mobile virtual network operators.

•	SHARING OF FIXED INFRASTRUCTURE AND SERVICES. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers to resell those services we provide to our customers and (iii) our dedicated links. The IFT will determine the rates applicable to all wholesale regulated fixed services based on long-run average incremental cost methodologies.

For fixed services, the IFT has the right to verify the economic replicability of the end user rates.

•	ACCESS TO LOCAL LOOP. We must offer other carriers access to elements of our local network separately on terms and conditions pre-approved by the IFT. In March 2017, the IFT ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop (acceso local) and shared access and use of passive infrastructure. On March 5, 2018, the IFT approved a separation plan. See “Functional Separation of Telmex and Telnor” under this Part VI.

•	CERTAIN OBLIGATIONS RELATING TO RETAIL SERVICES. Certain rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization, in the case of fixed-line and wireless services, and to rate controls, in the case of fixed-line services only, using historical cost methodologies to determine the maximum prices Telmex may charge its customers. We are also subject to certain obligations and restrictions relating to the sale of our services and products; such obligations include unlocking mobile devices for our customers and offering individually all services that we previously offered under a bundled scheme.

•	CONTENT. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including, but not limited to, certain Mexican national soccer matches, the opening and closing ceremonies of the Summer Olympics, the opening and closing ceremonies and certain matches of the FIFA World Cup and the finals of the Liga MX soccer tournament.

•	REPORTING OF SERVICE OBLIGATIONS. We are subject to obligations related to reporting of service, including the publication of reference terms for wholesale and interconnection services that are subject to asymmetric regulation.

The measures are transitory and may be terminated if the IFT declares that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures, including the structural or functional separation or divestiture of assets of the preponderant economic agent. In March 2017, the IFT issued a resolution that modified and added asymmetrical regulations for mobile and fixed services, including the legal and functional separation of Telmex and Telnor, among other measures.

In March 2014, the Company, Telcel, Telmex and Telnor filed challenges (juicios de amparo) against the declaration by the IFT that Telcel, Telmex and Telnor, together with certain affiliates, constitute an economic interest group that is a “preponderant economic agent” (agente económico preponderante) in the Mexican telecommunications market and imposed certain specific asymmetrical regulations. These challenges were denied in the case of Telmex, Telnor and the Company, and a final resolution is still pending in the case of Telcel. We have also challenged the 2017 resolution. However, given that, under the new regulatory framework, IFT’s determinations are not suspended while legal challenges against them are resolved, the enforceability of the IFT’s declaration cannot be suspended.

Functional Separation of Telmex and Telnor

On March 5, 2018, we received notice of an IFT resolution directed to the Company setting forth the terms under which we are required to separate the provision of wholesale regulated fixed services by Telmex and Telnor (the “Separation Plan”). The Separation Plan differs substantially from the proposed plan presented by Telmex and Telnor pursuant to the IFT’s separation order of March 2017. We are currently reviewing the Separation Plan and analyzing its possible effects on us and our subsidiaries.

The Separation Plan establishes, among other provisions, the following:

•	WHOLESALE UNIT. Telmex and Telnor must establish a business unit to provide certain wholesale services to other concessionaires, including interconnection, co-location for interconnection, intercity and international long-distance dedicated links, resale of telephone lines, broadband and bundles, as well as certain passive infrastructure services, including shared use of towers.

•	NEW COMPANIES. Telmex and Telnor are required to establish separate new corporations (the “New Companies”) to provide wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way. The New Companies will be direct subsidiaries of Telmex. The main features of the New Companies are as follows:

◇	Financial Viability. The Separation Plan contemplates that the New Companies will be financially viable. The implementation and consequences of this requirement are uncertain, both with respect to the initial composition of the New Companies’ assets and resources and with respect to their subsequent operations. The prices and terms of the services to be provided are generally subject to IFT regulation, which could affect the viability and financial requirements of the New Companies.

◇	Corporate Governance. The New Companies will have their own corporate governance, including: (i) a board of directors with at least seven members, of which a majority (including the Chairman) must be independent; (ii) a Chief Executive Officer and senior officers appointed by the boards of directors, different and independent from those of our Mexican concessionaire subsidiaries; (iii) an independent external auditor; (iv) an Audit Committee chaired by an independent member of the board of directors; and (v) a Regulatory Compliance Committee entirely composed of independent members. The bylaws of the New Companies must be previously approved by the IFT. Independence for these purposes is used as defined under Mexican Securities Market Law.

◇	Personnel. The New Companies must have the personnel necessary to operate their assets and to provide wholesale services required by the Separation Plan.

◇	Systems and Procedures. The New Companies must have procedures, operating and management systems that are independent from those of América Móvil and its other subsidiaries.

◇	Branding. The New Companies must have their own branding distinct from América Móvil’s concessionaire subsidiaries. The brands must be dissociated from those of Telmex and Telnor within four years.

◇	Principal Offices. The New Companies must have their own principal offices distinct from those of América Móvil’s concessionaire subsidiaries.

We have up to two years to implement the Separation Plan. The implementation will be complex, and many features remain uncertain and will require further development in consultation with the IFT. As a result, we are not yet able to identify all the possible consequences, but some of the consequences could have a material adverse impact on us.

We have challenged the resolution in Mexican courts. However, legal challenges will not suspend the implementation of the Separation Plan and may not be finally determined before the Separation Plan is fully implemented.

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions, and a final resolution of these challenges is still pending. If upheld, these decisions would allow the IFT to impose additional requirements as to rates, quality of service and information, among other matters.

In 2007, Cofeco initiated various investigations to evaluate whether Telmex and its subsidiary Telnor have substantial

         REGULATION

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

Concessions

Under the current legal framework, a carrier of public telecommunications networks, such as Telcel or Telmex, must operate under a concession. The IFT is an autonomous federal agency that grants new or extends existing concessions, which may only be granted to a Mexican citizen or corporation that has agreed to the concession terms and may not be transferred or assigned without the approval of the IFT. There are two types of concessions:

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

However, as a result of our preponderant economic agent status, Telmex and Telnor are subject to additional conditions for the migration to a unified concession or the addition of a service, such as Pay TV, to a current concession, including (i) payment of any new concession fee to be determined by the IFT, (ii) compliance with current requirements under the network concession, the 2013 constitutional amendments, the 2014 legislation and any additional measures imposed by the IFT on the preponderant economic agent and (iii) such other requirements, terms and conditions as the IFT may establish in the concession itself. We expect the process of migration or additional services to be lengthy and complex. Consequently, Telmex and Telnor may not be able to provide additional services, such as broadcasting, in the near term.

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 129.5 MHz of capacity in Mexico’s nine regions in the 850 MHz, 1900 MHz and 1.7/2.1 GHz bands. The following tables summarize Telcel’s concessions.

Frequency	Region in Mexico	Initial Date	Termination Date	Fee Structure
Band A (1900 MHz)	Nationwide	Sep.1999	Oct. 2039	Upfront
Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual
Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2025	Annual
Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026	Annual
Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030	Annual
Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2018(1)	Upfront
Band F (1900MHz)	Nationwide	Apr. 2005	Apr. 2025	Annual
Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030	Annual
Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030	Annual
(1) Request for renewal have been submitted and is currently subject to approval.

In 2017, Telcel received the required regulatory approval to close its indirect acquisition of approximately 60 MHz of spectrum owned by Grupo MVS, S.A. de C.V. in the 2.5 GHz band. Following this acquisition, Telcel holds approximately 60 MHz in the 2.5 GHz band in several municipalities, representing approximately 75% of Mexico’s population.

Concession Fees

In addition to the upfront concession fees applicable to all of the 1900 MHz (Bands A, D and F) concessions, all 1.7/2.1 GHz (Bands A, B, H, I and J), 850 MHz (Regions 1 to 8) and 2.5 GHz concessions, owners of concessions granted or renewed on or after January 1, 2003 are also required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band. Currently, Telcel is not required to pay these fees for its 1900 MHz concessions (Band A) since they were awarded prior to 2003.

Telmex’s Concessions

Telmex’s concession was granted in 1976 and is currently set to expire in 2026. In December 2016, the IFT granted Telmex a 30-year extension of this concession, which will become effective in 2026 and will be valid until 2056. The new terms of this concession will be issued in early 2023.

Telmex’s subsidiary, Telnor, holds a separate concession, which covers one state and two municipalities in northwestern Mexico and will expire in 2026. The IFT also granted Telnor a 30-year extension of its concession, which will be effective in 2026 and will be valid until 2056. The material terms of Telnor’s concession are similar to those of Telmex’s concession.

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access, as well as point-to-point and point-to-multipoint transmission. Telmex obtained these concessions from the now-defunct Federal Commission of Telecommunications (Comisión Federal de Telecomunicaciones, or “Cofetel”) through a competitive bidding process for a term of up to 20 years that may be extended for additional 20-year terms with the IFT.

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

As a result of the preponderance determination, Telcel’s retail prices are subject to pre-approval by the IFT before they can take effect. In addition, the 2014 legislation established that preponderant economic agents may not charge termination rates. See “— Asymmetric Regulation of the Preponderant Economic Agent” under this Part VI.

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

The price ceiling varies directly with the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates since March 2001, for local services and since March 1999 for international long- distance services. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital.

In addition, basic retail telephone services, as well as broadband services and “calling party pays” charges, are subject to a separate price ceiling scheme based on productivity indicators. In each case, Telmex is required to submit a survey on productivity indicators to the IFT every two years, including a total factor productivity. The IFT establishes the productivity factor that will apply over the next two years, and, based on this, the IFT will approve the customer prices before they can take effect.

Prices for Telmex’s wholesale services are established by the IFT; all of which are based on the long-run average incremental cost model methodology.

BRAZIL

Legal Framework and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides the framework for telecommunications regulation. The primary telecommunications regulator in Brazil is the Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”), which has the authority to grant concessions and licenses in connection with telecommunications services and the use of orbits, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers. Additionally, Claro Brasil is subject to regulation by the Brazilian National Cinema Agency (Agência Nacional do Cinema).

As of the date of this annual report, Brazilian lawmakers are considering the passage of a revamped legal telecommunications framework aimed at modernizing the current concession-based model to an authorization-based model. The telecom reform bill under review would allow fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization instead of a concession, as long as certain investment-related obligations are met.

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

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below:

Subsidiary	License	Termination Date
Claro Brasil	Fixed Local Voice Services	Indefinite
	Domestic and International Long Distance Voice Services	2025
	Personal Communication Services	Indefinite
	Data Services	Indefinite
	Cable TV Services	Indefinite
	Mobile Maritime Services	Indefinite
	Global Mobile Satellite Services	Indefinite
Claro TV	DTH TV Services	Indefinite
	Data Services	Indefinite
Americel S.A.	Data Services	Indefinite
Star One	Data Services	Indefinite
	Satellite Exploitation	See table below
Primesys	Data Services	Indefinite
Telmex do Brasil	Data Services	Indefinite

Our Brazilian subsidiary Star One has the following authorizations for satellite exploitation:

Authorization Type	Contract Number	Orbital Position	Issue Date	Expiration Date(1)
Orbital Position	PVSS/SPV 007/2006	63°W, 65°W, 68°W, 70°W and 84°W – C Band	Jan. 2006	Dec. 2020
Orbital Position	PVSS/SPV 001/2003	65°W – Ku Band	Feb. 2003	Feb. 2033
Orbital Position	PVSS/SPV 12/2007	92°W – C and Ku Band	Nov. 2007	Nov. 2022
Orbital Position	PVSS/SPV 002/2003	70°W – Ku Band	Oct. 2003	Oct. 2018(2)
Orbital Position	PVSS/SPV 001/2007	75°W – C and Ku Band	Feb. 2007	Feb. 2022
Orbital Position	PVSS/SPV 156/2012	70°W – Ka and Ku Band	Mar. 2012	Mar. 2027
Orbital Position	PVSS/SPV 076/2012	84°W – Ka and Ku Band	Feb. 2012	Feb. 2027
Landing Rights	PVSS/SPV 002/2009	37.5°W – C Band	May 2009	May 2019(3)

(1) Unless otherwise noted, the standard license term is 15 years.

(2) Request for renewal have been submitted and is currently subject to approval.

(3) Expiration date to the landing rights coincides with the end of C12 Satellite’s lifetime.

         REGULATION

Our Brazilian subsidiaries expect to continue acquiring spectrum should Anatel conduct additional public auctions, although Claro Brasil, like all of its peer competitors, is subject to a cap on the additional spectrum it may acquire per frequency band.

The following table sets forth the regions in Brazil in which Claro Brasil holds licenses to provide PCS as well as their termination dates:

Frequency and Geographic Block	Termination Date
2500 MHZ:
Nationwide	Oct. 2027
Regional	Feb. 2024
Regional	Oct. 2027
Regional(1)	Oct. 2031
700 MHZ:
Nationwide	Dec. 2029
1900-2100 MHZ:
Nationwide	Mar. 2023
1800 MHZ:
Regional	Apr. 2020
Regional	Dec. 2022
Regional	Mar. 2023
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
Regional	Dec. 2032
900 MHZ:
Regional	Apr. 2020
Regional	Dec. 2022
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
Regional	Dec. 2032
850 MHZ:
Regional	Mar. 2023
Regional	July 2027
Regional	Aug. 2027
Regional	Apr. 2028
Regional	Mar. 2028
450MHZ:
Regional	Oct. 2027
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

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license-holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Domestic long-distance concession-holders may adjust rates annually only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Claro Brasil may set international long-distance and mobile rates freely, provided that it gives Anatel and the public advance notice.

Regulation of Wholesale Market Competition

In November 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market power in any of the five wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.

In 2012, Claro Brasil and three of its primary competitors were determined to have significant market power in the mobile wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce mobile termination rates to 75.0% of the 2013 rates by February 2014, and to 50.0% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for mobile services applicable to operators with significant market power through 2019. Claro Brasil is also required to publish, and Anatel must approve, its reference roaming prices for voice, data and SMS on a semi-annual basis, among other measures.

In addition, Embratel was determined to have significant market power in the market for long-distance leased lines, Claro Brasil and Embratel were determined to have significant market power in the telecommunications infrastructure market, and Net Serviços was determined to have significant market power in the local coaxial transmissions market, together with several of their mobile and fixed-line competitors. Following the merger of Embratel and Net Serviços into Claro Brasil in 2014, Claro Brasil is required to publish, and Anatel must approve, its reference offers in each of these markets. Moreover, wholesale contracts entered into by operators determined to have significant market power for the sale of such operators’ services are overseen for compliance purposes by independent third-party companies.

Anatel has approved Claro Brasil’s most recent wholesale reference offers with respect to national roaming, telecommunications infrastructure, long-distance leased lines, wireless termination rates, internet network interconnection and internet links, which it reviews on a biennial basis.

Anatel also reviews its determination of which operators have significant market power on a biennial basis. Anatel began its first review of all telecom operators in 2014, but this first review has not been completed. In addition to the review, Anatel has proposed modifications to the asymmetric measures applicable under the PGMC, which has been made available for public comment, although the new regulation has not yet been published.

Network Usage Fees and Fixed-Line Interconnection Rates

In July 2014, Anatel approved a resolution establishing the reference terms for fees charged by operators in connection with the use of their mobile network and leased lines and set a price cap on fees charged for fixed network usage by operators deemed to have significant market power. Such fees, based on costs of allocation services (coubicación), have been applicable since February 2016.

Fixed-line operators determined by Anatel to have significant market power in the local fixed-line market may freely negotiate interconnection rates, subject to a price cap established by Anatel. Claro Brasil was not determined to have significant market power in the local fixed-line market and thus may set interconnection rates up to 20.0% higher than such cap.

Other Obligations

Under applicable law and our concessions, Claro Brasil has an obligation to (i) comply with certain coverage obligations to ensure universal access to its fixed-line voice services, (ii) contribute to the funding of the country’s transition from analogue to digital TV, (iii) meet quality-of-service targets and (iv) comply with applicable telecommunications services consumer rights.

         REGULATION

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

Concessions

Comunicación Celular S.A. (“Comcel”) is qualified to provide fixed and mobile services and was included in the register of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts, and, consequently, such former concessions were terminated.

As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation of the agreements governing those concessions. In light of the decision of the Colombian Constitutional Court (Corte Constitucional de Colombia) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry obtained a domestic award ordering Comcel to revert assets under its earlier concessions to the Colombian government. Comcel challenged such award and the Company filed an international arbitration claim against Colombia arising from Colombia’s measures. For further information on these proceedings, see Notes 1 and 16 to our audited consolidated financial statements included in this annual report.

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

Frequency	Bandwidth	Termination Date
850 MHz	25 MHz	Mar. 2024
1900 MHz	10 MHz	Dec. 2019
	5 MHz	Sept. 2021
	15 MHz	Apr. 2024
	5 MHz	June 2018(1)
2.5 GHz	30 MHz	Aug. 2023
(1) Refers to a temporary license, which we renew on an annual basis.

In 2013, Telmex Colombia S.A. obtained permission to provide Pay TV services under any available technology, pursuant to ANTV’s unified licensing system. The permission will expire in 2020 and may be renewed at the appropriate time for another 10-year term.

In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. The ICT Ministry has yet to release its final announcement regarding the upcoming spectrum auctions in the 700 MHz and 1900 MHz bands.

Asymmetric Charges

In 2012, the CRC issued resolutions seeking to correct an alleged market failure and imposing the following measures on Comcel: (i) asymmetric charges for mobile and incoming long distance call terminations by other operators on Comcel’s wireless network, with access rates lower than the rates we pay our competitors, and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls).

These asymmetric access charges ended in December 2016. In January 2017, the Colombian government approved symmetrical access charges among established operators like Comcel, Movistar and Tigo. However, under current regulation, new market entrants continue to receive a higher access rate than established operators for a limited period.

In 2017, the CRC issued a resolution updating the list of relevant telecommunication markets by adding the mobile services market (including bundled mobile voice and data services) and by also including the mobile service market in the list of relevant markets subject to ex-ante regulation. In connection with the mobile services market, the CRC initiated a proceeding to evaluate Comcel’s substantial market power in this new market and, if applicable, the imposition of asymmetric regulatory measures that could affect Comcel. As of the date of this annual report, a resolution is pending.

SOUTHERN CONE

ARGENTINA

Following the election of President Mauricio Macri in 2015, the Argentine government issued a Decree of Necessity and Urgency (Decreto de Necesidad y Urgencia, or “DNU”) to create a new communications ministry and regulator to oversee the telecommunications and media sectors. The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is now the main telecommunications regulatory authority in Argentina and became operational in 2016.

As part of the measures passed under the DNU, fixed and mobile services providers are prohibited from providing DTH technology, which is currently the fastest way to provide Pay TV services. In 2017, the Argentine government issued a decree allowing telecommunications providers, including AMX Argentina S.A. (“AMX Argentina”), to provide Pay TV services via cable within a limited number of territories as of January 2018. The start date for providing such Pay TV services to the rest of the country is to be determined by Enacom. AMX Argentina has obtained the permissions necessary to provide Pay TV services via cable in accordance with the decree to the territories approved by Enacom.

AMX Argentina holds licenses in the 700 MHz, 900 MHz, 1700/2100 MHz (AWS), 1900 MHz and 2600 MHz frequency bands, some of which expire in 15 years and some of which have no expiration date. Each license also contains certain coverage parameters, reporting and service requirements and provides Enacom a revocation right upon a material breach of the license terms.

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

Claro Chile S.A. (“Claro Chile”) holds concessions to provide mobile and fixed-line services in the 700 MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 to 3.6 GHz and 5.8 GHz frequency bands. Additionally, Claro Chile holds a 10-year license to provide DTH technology services and a license with an indefinite term to provide Pay TV services.

Some of Claro Chile’s concessions impose additional requirements, such as coverage, reporting and service quality requirements. The Chilean Transportation and Communications Ministry is authorized to terminate any concession in the event of specified breaches under the terms of such concessions. Additionally, Claro Chile’s concession in the 700 MHz band imposes certain obligations to expand mobile and data services in rural areas. In 2017, the Undersecretary of Telecommunication approved Claro Chile’s expansion project in connection with its obligations under its concession in the 700 MHz band.

PARAGUAY

The National Telecommunications Commission of Paraguay (Comisión Nacional de Telecomunicaciones de Paraguay) is in charge of supervising the telecommunications industry in Paraguay. It is authorized to cancel licenses in the event of specified breaches of the terms of a license.

AMX Paraguay, S.A. (“AMX Paraguay”) holds licenses to operate in the 1900 MHz and the 1700/2100 MHz bands. AMX Paraguay also holds a nationwide internet access and data transmission license. In addition, AMX Paraguay holds licenses to provide DTH services and cable TV services. Additionally, in January 2018, AMX Paraguay participated in a spectrum auction and was awarded a license to provide telecommunications services in the 700 MHz band. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

         REGULATION

URUGUAY

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033 and 2037, respectively, and Telstar, S.A. holds licenses to provide international long distance communications and mobile data services that have no expiration date.

The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay has been contested by the government since 2012. In 2017, the executive branch of Uruguay held under a new ruling that Filmay does not have a valid license provide DTH services in the country. As of the date of this annual report, our challenge to such decision is pending.

ANDEAN REGION

ECUADOR

The primary regulatory authorities for our mobile and fixed-line operations are the National Telecommunications, Regulation and Control Agency (Agencia de Regulación y Control de las Telecomunicaciones, or “Arcotel”) and the Telecommunications and Information Society Ministry (Ministerio de Telecomunicaciones y Sociedad de la Información, or “Mintel”). Arcotel is responsible for the licensing and oversight of radio-electric spectrum use and telecommunications services provisions. Mintel is responsible for the promotion of equal access to telecommunications services.

The Telecommunications Law (Ley Orgánica de Telecomunicaciones), adopted in 2015, serves as the legal framework for telecommunications services. It established new regulations for operators with significant market power, new penalties based on their gross incomes as well as additional fees also based on an operator’s gross income, but that can vary depending on the size of their market share. Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) has been deemed to have significant market power in the advanced wireless services market, and as a result, such fee payments are made on a quarterly basis on the dates established by Arcotel.

For fiscal year 2017, Conecel has an obligation to pay the Ecuadorian government 5.0% of its advance wireless services for 2017, which represents approximately Ps.1.0 billion (U.S.$51.6 million). As of the date of this annual report, Conecel has paid the Ecuadorian government Ps.0.8 billion (U.S.$38.9 million), which represents 5.0% of such revenues generated in the first three quarters of 2017. Conecel has made a provision for Ps.0.3 billion (U.S.$12.7 million), which corresponds to the approximate amount owed for the fourth quarter of 2017 and will be paid in due course. The regulator’s decision to enact such penalties and the fee paid by Conecel are under dispute and subject to an arbitration proceeding.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in 2023. The PCS concession contains quality-of- service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions. Conecel also holds licenses to provide internet value-added services, Pay TV Services (through DTH technology) and bearer services, expiring in 2021, 2023 and 2027, respectively.

Conecel, following the acquisition of Ecuador Telecom, S.A. in 2016, also holds a concession to offer fixed-line voice, public telephone and domestic and international long-distance wholesale services, as well as a license to provide Pay TV (through DTH technology) that expires in 2031.

In 2017, Arcotel eliminated the asymmetry in termination rates between Conecel and Telefónica S.A. starting in the second quarter of 2018 and reduced the asymmetry from 21.78% to 6.54%.

Recalculation of Concession Fees

Arcotel has initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of the date of this annual report, is equivalent to 2.93% of Conecel’s annual revenues. In 2016, Conecel paid Ps.0.6 billion (U.S.$31.3 million) in connection with such variable fees for the 2009 to 2011 period and Ps.0.3 billion (U.S.$13.8 million) for the 2012 to 2014 period. The recalculations in connection with the 2015 and 2016 fiscal years continue to be under review by Arcotel.

PERU

The Supervisory Agency for Private Investment in Telecommunication (Organismo Supervisor de la Inversión Privada en Telecomunicaciones, or “OSIPTEL”) is in charge of the regulation of the telecommunications industry in Peru. The Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) grants concessions, permits and licenses. The Telecommunications Law (Decreto Supremo N° 013-93-TCC Ley de Telecomunicaciones), adopted in 1993, serves as the legal framework for telecommunications services.

América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. As part of Claro Perú’s acquisition of Olo del Perú S.A.C., TVS Wireless S.A.C. and their respective subsidiaries in 2016, Claro has a resale agreement with such companies to operate on the 2.5 GHz band.

Each of the concessions was awarded by the MTC and covers a 20-year period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms.

In 2015, new mobile termination rates were issued for 2015 through 2017, establishing two different rates, one for Claro Perú and Telefónica del Perú and a different one for our competitors, Viettel Perú S.A.C. and Entel. In 2017, the OSIPTEL announced the new mobile termination rate for the period 2018 to 2021, establishing a single rate for all operators.

         REGULATION

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

In 2015, the EU enacted Regulation (EU) 2015/2120, also known as the Telecoms Single Market Regulation, concerning retail roaming charges and net neutrality. The regulation (i) implemented additional regulations on net neutrality to protect the right of every European to non-discriminatory access to the internet, which came into effect in 2016 and (ii) ended most retail roaming surcharges in 2017. The net neutrality rules in the EU were similar to those enacted in the United States prior to their repeal by the Federal Communications Commission (“FCC”) in 2017. In the EU, all internet traffic must to be treated equally, subject to strict and clearly identified exceptions. Telecommunications providers are still able to offer specialized services, so long as these services are not supplied at the expense of the quality of the open internet.

In 2016, the EU Commission initiated its second review of such framework (the first was in 2009) and presented a proposal for a new legal framework in the form of a European Electronic Communications Code (EECC), along with new connectivity policy objectives for Europe up to 2025, a draft regulation for internet access in public places and a 5G action plan. The draft proposal remains under negotiation between the European Parliament and the Council on the European Union.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

Country	Frequency	Termination Date
AUSTRIA	800 MHz	Dec. 2029
	900 MHz	Dec. 2034
	1800 MHz	Dec. 2034
	2100 MHz	Dec. 2020
	2600 MHz	Dec. 2026
BULGARIA	900 MHz	June 2024
	1800 MHz	June 2024
	2100 MHz	Apr. 2025
CROATIA	800 MHz	Oct. 2024
	900 MHz	Oct. 2024
	1800 MHz	Oct. 2024
	1900 MHz	Oct. 2024
	2100 MHz	Oct. 2024
BELARUS	900 MHz	Dec. 2020
	1800 MHz	Dec. 2020
	2100 MHz	Dec. 2020
SLOVENIA	800 MHz	May 2029
	900 MHz	Jan. 2031
	1800 MHz	Jan. 2031
	2600 MHz	May 2029
	2100 MHz	Sept. 2021
SERBIA	800 MHz	Jan. 2026
	900 MHz	Nov. 2026
	1800 MHz	Nov. 2026
	2100 MHz	Nov. 2026
MACEDONIA	800 MHz	Dec. 2033
	1800 MHz	Dec. 2033
	900 MHz	Sept. 2023
	2100 MHz	Feb. 2028

OTHER JURISDICTIONS

Country	Principal Regulatory Authorities	Concession and Licenses
COSTA RICA	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)

•  Concessions in the AWS and 1800 MHz bands that expire in 2032

•  Concessions in the 2100 MHz band that expire in 2026

•  License to operate Pay TV services using DTH technology that will expire in 2027

EL SALVADOR	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)

•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2037, 10 MHz that expire in 2021 and 10 MHz that expire in 2028

•  Concession to provide public telephone service that expires in 2027

•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

GUATEMALA	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	• Licenses to use 12 MHz in the 900 MHz band and 40 MHz in the 1900 MHz band that all expire in 2033
NICARAGUA	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)

•  Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2032

•  Concession of 50 MHz in the 3.5 GHz band that will expire in 2042

•  Licenses to provide DTH technology that will expire in January 2028 (for which an application for renewal has been submitted) and Pay TV services that has an indefinite term

HONDURAS	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)

•  Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033

•  Licenses to operate Pay TV services through (i) HFC technology that will expire in 2027 and (ii) DTH technology that will expire in 2020

PANAMA	National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)

•  License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands that all expire in 2028

•  Licenses to provide fixed local and long distance services that expire in 2030

•  Licenses to provide international long-distance, value-added services, interactive television, and Pay TV service through DTH and IPTV technologies, which expire in 2028, 2030, 2037 and 2034, respectively

UNITED STATES	The FCC	• Not required to hold wireless licenses to carry out its business

         REGULATION

Country	Principal Regulatory Authorities	Concession and Licenses
DOMINICAN REPUBLIC	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones)

•  Concessions to use 25 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 30 MHz in the 3.5 GHz band and 40 MHz in the 1.7/2.1 GHz (AWS) band that expire in 2030

•  Licenses to provide Pay TV Services through DTH and IPTV technologies that expire in 2030

PUERTO RICO	FCC and the Telecommunications Regulatory Board of Puerto Rico

•  Concessions to use the 700 MHz, 1900 MHz and the 30 GHz bands that expire in 2021, 2027 and 2019, respectively

•  Concessions to use the 800 MHz that expire in March 2018 (for which an application for renewal has been submitted), 2020, 2021 and 2026

•  Concessions to use the 1.7/2.1 GHz bands that expire in 2026 and 2028

•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz EBS band that expire in 2020, 2022, 2023, 2025 and 2026

•  Franchise to operate Pay TV Services using IPTV technology that expires in 2030

         EMPLOYEES

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the end of each year in the three-year period ended December 31, 2017.

	DECEMBER 31,
	2015	2016	2017
NUMBER OF EMPLOYEES	195,475	194,431	191,851
CATEGORY OF ACTIVITY:
Wireless	77,701	78,887	78,910
Fixed	101,077	97,104	94,496
Other businesses	16,697	18,440	18,445
GEOGRAPHIC LOCATION:
Mexico	88,446	90,306	88,417
South America	69,269	65,817	64,619
Central America	9,581	9,767	9,694
United States	902	848	852
Caribbean	9,605	9,488	9,311
Europe	17,672	18,205	18,958

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

         PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2016 and 2017:

	YEAR ENDED DECEMBER 31,
	2016	2017
	(in millions of Mexican pesos)
Audit fees(1)	Ps. 241	Ps. 245
Audit-related fees(2)	15	31
Tax fees(3)	31	34
Total fees	Ps. 287	Ps. 310

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

The following table sets forth, for the periods indicated, the high, low, average and period-end rate reported by Banco de México for December 31, 2017 as published in the Official Gazette, expressed in pesos per U.S. dollar.

PERIOD	HIGH	LOW	AVERAGE (1)	PERIOD END
2013	13.4394	11.9807	12.8210	13.0765
2014	14.7853	12.8462	13.3580	14.7180
2015	17.3776	14.5559	16.0379	17.2065
2016	21.0511	17.1767	18.6567	20.6640
2017	21.9076	17.4937	18.9066	19.6629
October	19.2188	18.2113	18.8161	19.1478
November	19.2268	18.5190	18.9158	18.6229
December	19.7867	18.6399	19.1812	19.6629
2018
January	19.4899	18.4672	18.9074	18.6069
February	18.8949	18.3447	18.6592	18.8381
March	18.8508	18.1869	18.6027	18.1869
April (through April 24)	18.9429	18.0115	18.2956	18.8188
(1) Average of month-end rates.

On April 24, 2018 the rate published by the Official Gazette was Ps.18.8188 to U.S.$1.00.

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

Any filings we make electronically will be available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at www.americamovil.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of April 16, 2018 (together with an English translation).
7.1	Computation of Ratios of Earnings to Fixed Charges.
8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
14.1	Code of Ethics.
15.1	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Document.

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

         GLOSSARY

Term	Definition
AWS	Advanced Wireless Services. This is a wireless telecommunications spectrum band used for wireless voice and data services, video and messaging.
Broadband	High-speed data transmission in which a single cable (coaxial cable or optical fiber) can carry a large amount of data at once.
Bundle or bundling	The marketing of different services as one combined service.
Churn rate	Disconnection rate. The ratio of wireless subscribers disconnected during a given period to the number of subscribers at the beginning of that period.
Covered population	Population covered by our wireless networks, expressed as the population count or as a percentage of the total population.
Cloud services	Internet-based services providing users with on-demand access to resources, data and information.
Data administration	Services that plan, organize and control data resources for customers according to their needs.
Data center	A facility used to house computer systems and associated components. We use our data centers to manage a number of cloud solutions.
DTH	Direct-to-home broadcasting is a method for transmitting satellite signals directly to the subscriber’s home.
Fixed-line	Telephone services requiring the use of a metal wire or fiber optic telephone line for transmission.
Fixed RGUs	RGUs from fixed voice, fixed data and Pay TV services.
GSM	Global System for Mobile Communications. A standard used to describe the protocols for certain digital cellular networks.
GSM EDGE	Enhanced Data Rates for GSM Evolution is a 3rd generation (“3G”) standard for wireless communication of data for mobile phones and data terminals.
HFC	Hybrid fiber-coaxial is a broadband network that combines optical fiber and coaxial cable.
Hosting services	Services allowing customers to provide content on the internet, either through maintaining a webpage, an email address or other services.
IAAS	Infrastructure as a service is a cloud-service model offering virtual machines and other resources.
IMT-2000	International Mobile Telecommunciations-2000 is a set of global standards by the International Telecommunication Union for 3G wireless telecommunications services and equipment.
Interconnection rates	The charges that one telecommunications network operator charges another network operator for allowing customers to access its network.
IPTV	Internet Protocol television, which refers to the use of Internet technology to deliver television programs “on demand”
Licensed population	Population covered by the licenses that each of our subsidiaries manages.
Long-distance	Long-distance calls are calls made outside a defined area and may incur additional charges or be subject to specific regulations.
LTE/4G	Long-term evolution is a 4th generation (“4G”) standard for wireless communication of high-speed data for mobile phones and data terminals.
Machine-to-machine services	Services allowing direct communication between devices over a network, including fixed and wireless devices.
Market share	A company’s subscriber base in a given country divided by the total number of subscribers in that country.
Mobile payment	Refers to payment services and applications operated and performed on a mobile device.

         GLOSSARY

Term	Definition
MHz	Megahertz. The unit of frequency to measure one thousand cycles per second that is used to determine radio frequencies.
MVNO	Mobile Virtual Network Operator. A wireless communications services provider that does not own the wireless network infrastructure but enters into agreements with other mobile service providers for the use of their networks.
Net debt	Total debt minus cash and cash equivalents, minus marketable securities or other short-term investments.
On-demand	Describes services providing customers with the ability to stream content over our network immediately upon their request.
OTT services	Over-the-top Services. The provision of content, including videos, television and other information, directly from the content provider to the viewer or end user.
Pay TV	Pay Television. This refers to television services we offer to subscribers through cable and satellite networks.
PCS	Personal Communications Service refers to a wide range of wireless communication technologies, including cellular, mobile data, Internet or paging services. Similar but distinct from cellular telephone services in the frequencies on which they operate and the power levels each uses to transmit signals, among other differences.
Prepaid subscriber	A subscriber who does not hold a contract with the company for voice and data services but pays in advance for specific use of services.
Postpaid subscriber	A subscriber who has a contract with the company for voice and data services and is billed recurrently for use of services.
RGU	Revenue Generating Unit. This is an individual subscriber who provides recurring revenue.
Roaming	Allows wireless subscribers to access networks other than our own, enabling them to use their devices, including for voice and data transmission. Typically refers to using accessing a network while abroad.
SMS	Short Message Service. A text messaging service component of a fixed or wireless communication system.
SAAS	Software as a service is a cloud-service model offering users access to software applications and databases.
Subscriber acquisition cost	The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is the difference between equipment cost and equipment revenues.
Total RGUs	Fixed RGUs and wireless subscribers.
UMTS	Universal Mobile Telecommunications System is a 3G mobile cellular system for networks based on the GSM standard.
VPN	Virtual private network grants users access to a private network virtually across a public network.
Wireless penetration	Total wireless subscribers in a given country divided by the total population in that country.

         FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGES
1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—
2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—
3	KEY INFORMATION
	3A Selected financial data	Selected financial data	1
		Exchange rates	108

	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	43
4	INFORMATION ON THE COMPANY
	4A History and development of the Company	Information on the Company	5
		Note 10—Property, Plant and Equipment, Net	F-38
		Liquidity and capital resources	34
	4B Business overview	Information on the Company	5
		Regulation	88
	4C Organizational structure	Exhibit 8.1	—
	4D Property, plant and equipment	Information on the Company	5
		Note 10—Property Plant and Equipment, Net	F-38
		Liquidity and capital resources	34
		Regulation	88
4A	Unresolved staff comments	None	—
5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A Operating results	Overview	18
		Results of operations	20
		Regulation	88
		Liquidity and capital resources	34
	5B Liquidity and capital resources	Note 14—Debt	F-50
	5C Research and development, patents and licenses, etc.	Not applicable	—
	5D Trend information	Overview	18
		Results of operations	20
	5E Off-balance sheet arrangements	Off-balance sheet arrangement	34
	5F Tabular disclosure of contractual obligations	Contractual obligations	34
6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A Directors and senior management	Management	72
	6B Compensation	Management compensation	80
	6C Board practices	Management	72
		Management compensation	80
	6D Employees	Employees	107
	6E Share ownership	Major shareholders	56
		Management compensation	80
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A Major shareholders	Major shareholders	56
	7B Related party transactions	Related party transactions	57
	7C Interests of experts and counsel	Not applicable	—

         FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGES
8	FINANCIAL INFORMATION
	8A Consolidated statements and other financial information	Consolidated Financial Statements	118
		Dividends	57
		Note 16—Commitments and Contingencies	F-57
	8B Significant changes	Not applicable	—
9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	58
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	58
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	ADDITIONAL INFORMATION
	10A Share capital	Bylaws	60
	10B Memorandum and articles of association	Bylaws	60
	10C Material contracts	Information on the Company	5
		Results of operations	20
		Related party transactions	57
		Regulation	88
	10D Exchange controls	Additional information	106
	10E Taxation	Taxation of shares and ADSs	65
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Additional information	106
	10I Subsidiary information	Not applicable	—
11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	37
		Note 2 w)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-25
12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	Depositary shares	63
13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	—
15	CONTROLS AND PROCEDURES	Controls and procedures	84
16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	72
16B	CODE OF ETHICS	Code of ethics	86
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	108
16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFIIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	64
16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—
16G	CORPORATE GOVERNANCE	Corporate governance	71
16H	MINE SAFETY DISCLOSURE	Not applicable	—
17	FINANCIAL STATEMENTS	Not applicable	—
18	FINANCIAL STATEMENTS	Consolidated Financial statements	118
19	EXHIBITS	Additional Information	109

         SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 26, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2015, 2016 and 2017

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2015, 2016, and 2017

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company´s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on the Company´s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MANCERA, S.C.

We have served as the Company´s auditor since 1993.

Mexico City, Mexico

April 26, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

		At December 31,
	Note	2016		2017		2017 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	23,218,383	Ps.	24,270,473	US$	1,227
Marketable securities and other short-term investments	4		54,857,157		59,120,676		2,988
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net	5		205,774,539		193,776,144		9,793
Related parties	6		740,492		868,230		44
Derivative financial instruments	7		909,051		8,037,384		406
Inventories, net	8		36,871,292		38,809,565		1,961
Other current assets, net	9		19,538,093		17,352,746		877

Total current assets		Ps.	341,909,007	Ps.	342,235,218	US$	17,296
Non-current assets:
Property, plant and equipment, net	10	Ps.	701,190,066	Ps.	676,343,198	US$	34,182
Intangibles, net	11		152,369,446		143,539,626		7,254
Goodwill	11		152,632,635		151,463,232		7,655
Investments in associated companies			3,603,484		3,735,172		189
Deferred income taxes	13		112,651,699		116,571,349		5,891
Accounts receivable, subscribers and distributors	5		11,184,860		9,786,581		495
Other assets, net	9		39,501,077		42,537,476		2,150

Total assets		Ps.	1,515,042,274	Ps.	1,486,211,852	US$	75,112

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	82,607,259	Ps.	51,745,841	US$	2,615
Accounts payable	15a		237,265,126		212,673,407		10,749
Accrued liabilities	15b		70,479,230		67,752,758		3,425
Income tax			3,200,673		9,362,009		473
Other taxes payable			22,087,957		24,387,484		1,233
Derivative financial instruments	7		14,136,351		10,602,539		536
Related parties	6		2,971,325		2,540,412		128
Deferred revenues			37,255,328		34,272,047		1,732

Total current liabilities		Ps.	470,003,249	Ps.	413,336,497	US$	20,891
Non-current-liabilities:
Long-term debt	14	Ps.	625,194,144	Ps.	646,139,058	US$	32,655
Deferred income taxes	13		14,061,881		11,997,364		606
Income tax			2,348,069		8,622,500		436
Deferred revenues			1,625,270		3,183,727		161
Derivative financial instruments	7		3,448,396		3,756,921		190
Asset retirement obligations	15c		16,288,631		18,245,129		922
Employee benefits	17		111,048,867		120,297,139		6,080

Total non-current liabilities		Ps.	774,015,258	Ps.	812,241,838	US$	41,050

Total liabilities		Ps.	1,244,018,507	Ps.	1,225,578,335	US$	61,941

Equity:
Capital stock	19	Ps.	96,337,514	Ps.	96,338,508	US$	4,869
Retained earnings:
Prior years			149,065,873		141,761,677		7,164
Profit for the year			8,649,427		29,325,921		1,482

Total retained earnings			157,715,300		171,087,598		8,646
Other comprehensive loss items			(45,137,571)		(73,261,794)		(3,703)

Equity attributable to equity holders of the parent			208,915,243		194,164,312		9,812
Non-controlling interests			62,108,524		66,469,205		3,359

Total equity			271,023,767		260,633,517		13,171

Total liabilities and equity		Ps.	1,515,042,274	Ps.	1,486,211,852	US$	75,112

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the year ended December 31
	Note	2015		2016		2017		2017 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Mobile voice services		Ps.	256,146,766	Ps.	242,302,380	Ps.	221,751,600	US$	11,207
Fixed voice services			95,470,187		95,299,154		89,856,743		4,541
Mobile data services			226,723,039		256,936,895		308,526,994		15,593
Fixed data services			109,257,140		126,278,206		139,277,613		7,039
Pay television			66,050,857		78,268,778		86,882,606		4,391
Sales of equipment, accessories and computers			115,938,623		143,527,123		143,222,212		7,238
Other related services			24,151,127		32,799,952		32,115,767		1,623

		Ps.	893,737,739	Ps.	975,412,488	Ps.	1,021,633,535	US$	51,632

Operating costs and expenses:
Cost of sales and services			420,263,931		485,060,579		496,335,746		25,084
Commercial, administrative and general expenses			201,360,956		228,101,116		240,634,431		12,161
Other expenses			4,984,956		4,114,562		24,345,113		1,230
Depreciation and amortization	9,10 and 11		125,714,735		148,525,921		160,174,942		8,095

		Ps.	752,324,578	Ps.	865,802,178	Ps.	921,490,232	US$	46,570

Operating income		Ps.	141,413,161	Ps.	109,610,310	Ps.	100,143,303	US$	5,062

Interest income			4,853,012		4,192,595		2,925,648		148
Interest expense			(31,197,372)		(33,862,012)		(30,300,781)		(1,531)
Foreign currency exchange loss, net			(78,997,988)		(40,427,407)		(13,818,951)		(698)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	21		21,496,316		(16,225,841)		(1,943,760)		(98)
Equity interest in net (loss) income of associated companies			(1,426,696)		189,950		91,385		5

Profit before income tax			56,140,433		23,477,595		57,096,844		2,888
Income tax	13		19,179,651		11,398,856		24,941,511		1,261

Net profit for the year		Ps.	36,960,782	Ps.	12,078,739	Ps.	32,155,333	US$	1,627

Net profit for the year attributable to:
Equity holders of the parent		Ps.	35,054,772	Ps.	8,649,427	Ps.	29,325,921	US$	1,482
Non-controlling interests			1,906,010		3,429,312		2,829,412		145

		Ps.	36,960,782	Ps.	12,078,739	Ps.	32,155,333	US$	1,627

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.52	Ps.	0.13	Ps.	0.44	US$	0.02

Other comprehensive income (loss) items:
Net other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		Ps.	(35,606,320)	Ps.	107,498,708	Ps.	(18,309,877)	US$	(925)
Effect of fair value of derivatives, net of deferred taxes			37,495		49,129		12,292		1
Unrealized gain (loss) on available for sale securities, net of deferred taxes			4,011		(6,673,731)		622,424		31
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			(17,980,418)		14,773,399		(7,046,089)		(356)

Total other comprehensive (loss) income items for the year, net of deferred taxes	20		(53,545,232)		115,647,505		(24,721,250)		(1,249)

Total comprehensive (loss) income for the year		Ps.	(16,584,450)	Ps.	127,726,244	Ps.	7,434,083	US$	378

Comprehensive (loss) income for the year attributable to:
Equity holders of the parent		Ps.	(16,750,963)	Ps.	120,974,842	Ps.	1,201,698	US$	62
Non-controlling interests			166,513		6,751,402		6,232,385		316

		Ps.	(16,584,450)	Ps.	127,726,244	Ps.	7,434,083	US$	378

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31, 2015, 2016 and 2017

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on available for sale securities		Re-measurement of defined benefit plans		Cumulative translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2014	Ps.	96,382,631	Ps.	358,440	Ps.	191,975,968	Ps.	(1,556,693)	Ps.	—	Ps.	(62,992,683)	Ps.	(39,783,387)	Ps.	184,384,276	Ps.	50,254,772	Ps.	234,639,048
Net profit for the year		—		—		35,054,772		—		—		—		—		35,054,772		1,906,010		36,960,782
Effect of fair value of derivatives, net of deferred taxes		—		—		—		37,011		—		—		—		37,011		484		37,495
Unrealized gain on available for sale securities, net of deferred taxes		—		—		—		—		4,011		—		—		4,011		—		4,011
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(17,791,354)		—		(17,791,354)		(189,064)		(17,980,418)
Effect of translation of foreign entities		—		—		—		—		—		—		(34,055,403)		(34,055,403)		(1,550,917)		(35,606,320)

Comprehensive income (loss) for the year		—		—		35,054,772		37,011		4,011		(17,791,354)		(34,055,403)		(16,750,963)		166,513		(16,584,450)
Dividends declared		—		—		(37,192,594)		—		—		—		—		(37,192,594)		(447,085)		(37,639,679)
Repurchase of shares		(9,154)		—		(33,942,627)		—		—		—		—		(33,951,781)		—		(33,951,781)
Effect of spin-off		(35,000)		—		16,193,640		—		—		—		—		16,158,640		—		16,158,640
Derecognition of the equity method investment in KoninKlijke KPN, with retained available for sale financial interest		—		—		—		1,458,894		—		(2,060,910)		348,593		(253,423)		—		(253,423)
Other acquisitions of non-controlling interests and others		—		—		(116,160)		—		—		—		—		(116,160)		(1,398,009)		(1,514,169)

Balance at December 31, 2015		96,338,477		358,440		171,972,999		(60,788)		4,011		(82,844,947)		(73,490,197)		112,277,995		48,576,191		160,854,186
Net profit for the year		—		—		8,649,427		—		—		—		—		8,649,427		3,429,312		12,078,739
Effect of fair value of derivatives, net of deferred taxes		—		—		—		48,496		—		—		—		48,496		633		49,129
Unrealized loss on available for sale securities, net of deferred taxes		—		—		—		—		(6,673,731)		—		—		(6,673,731)		—		(6,673,731)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		14,771,770		—		14,771,770		1,629		14,773,399
Effect of translation of foreign entities		—		—		—		—		—		—		104,178,880		104,178,880		3,319,828		107,498,708

Comprehensive income (loss) for the year		—		—		8,649,427		48,496		(6,673,731)		14,771,770		104,178,880		120,974,842		6,751,402		127,726,244
Dividends declared		—		—		(18,339,294)		—		—		—		—		(18,339,294)		(652,341)		(18,991,635)
Stock dividend (Note 19)		1,512		—		4,606,274		—		—		—		—		4,607,786		—		4,607,786
Repurchase of shares		(2,475)		—		(7,213,397)		—		—		—		—		(7,215,872)		—		(7,215,872)
Partial sale of shares of Telekom Austria (Note 12)		—		—		—		—		—		68,127		(1,139,192)		(1,071,065)		7,394,401		6,323,336
Other acquisitions of non-controlling interests (Note 12)		—		—		(2,319,149)		—		—		—		—		(2,319,149)		38,871		(2,280,278)

Balance at December 31, 2016		96,337,514		358,440		157,356,860		(12,292)		(6,669,720)		(68,005,050)		29,549,491		208,915,243		62,108,524		271,023,767
Net profit for the year		—		—		29,325,921		—		—		—		—		29,325,921		2,829,412		32,155,333
Effect of fair value of derivatives, net of deferred taxes		—		—				12,292		—		—		—		12,292				12,292
Unrealized loss on available for sale securities, net of deferred taxes		—		—		—		—		622,424		—		—		622,424		—		622,424
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(7,075,606)		—		(7,075,606)		29,517		(7,046,089)
Effect of translation of foreign entities		—		—		—		—		—		—		(21,683,333)		(21,683,333)		3,373,456		(18,309,877)

Comprehensive income (loss) for the year		—		—		29,325,921		12,292		622,424		(7,075,606)		(21,683,333)		1,201,698		6,232,385		7,434,083
Dividends declared		—		—		(19,815,470)		—		—		—		—		(19,815,470)		(1,848,108)		(21,663,578)
Stock dividend (Note 19)		1,264		—		4,902,818		—		—		—		—		4,904,082		—		4,904,082
Repurchase of shares		(270)		—		(1,040,686)		—		—		—		—		(1,040,956)		—		(1,040,956)
Other acquisitions of non-controlling interests (Note 12)		—		—		(285)		—		—		—		—		(285)		(23,596)		(23,881)

Balance at December 31, 2017	Ps.	96,338,508	Ps.	358,440	Ps.	170,729,158	Ps.	—	Ps.	(6,047,296)	Ps.	(75,080,656)	Ps.	7,866,158	Ps.	194,164,312	Ps.	66,469,205	Ps.	260,633,517

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

		For the year ended December 31
	Note	2015		2016		2017		2017 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	56,140,433	Ps.	23,477,595	Ps.	57,096,844	US$	2,888
Items not requiring the use of cash:
Depreciation	10		110,155,403		127,662,344		135,206,080		6,833
Amortization of intangible and other assets	9 and 11		15,559,332		20,863,577		24,968,862		1,262
Equity interest in net loss (income) of associated companies			1,426,696		(189,950)		(91,385)		(5)
Gain on derecognition of equity method investment			(11,988,038)		—		—		—
Loss on sale of property, plant and equipment			127,379		8,059		145,225		7
Net period cost of labor obligations	17		9,278,081		14,240,271		13,636,182		689
Foreign currency exchange loss, net			59,251,486		34,049,726		11,699,985		591
Interest income			(4,853,012)		(4,192,595)		(2,925,648)		(148)
Interest expense			31,197,372		33,862,012		30,300,781		1,531
Employee profit sharing			3,311,887		2,235,267		1,751,312		89
Loss on partial sales of shares of associated company			545		—		—		—
(Gain) loss in valuation of derivative financial instruments, capitalized interest expense and other, net			(18,313,877)		85,216		(19,010,851)		(961)
Working capital changes:
Accounts receivable from subscribers, distributors, recoverable taxes and other, net			(17,641,833)		(14,192,651)		1,799,095		91
Prepaid expenses			(1,765,071)		792,979		4,588,584		232
Related parties			113,662		829,632		(558,651)		(28)
Inventories			(83,902)		3,076,159		(2,991,009)		(151)
Other assets			(8,378,977)		(2,944,581)		(4,763,394)		(241)
Employee benefits			(3,058,536)		(5,384,944)		(14,692,218)		(743)
Accounts payable and accrued liabilities			(6,269,338)		18,196,349		5,190,137		262
Employee profit sharing paid			(4,055,711)		(3,297,439)		(1,471,946)		(74)
Financial instruments and other			(1,882,540)		28,878,632		1,515,668		77
Deferred revenues			782,803		(972,376)		(452,913)		(23)
Interest received			5,275,303		3,239,845		819,940		41
Income taxes paid			(50,602,556)		(44,525,073)		(23,988,305)		(1,211)

Net cash flows provided by operating activities		Ps.	163,726,991	Ps.	235,798,054	Ps.	217,772,375	US$	11,008

Investing activities
Purchase of property, plant and equipment			(128,039,913)		(138,707,157)		(119,185,137)		(6,024)
Acquisition of intangibles			(23,532,826)		(16,316,738)		(17,538,541)		(886)
Dividends received	21		1,645,712		5,740,092		2,385,559		121
Proceeds from sale of plant, property and equipment			27,329		115,600		133,349		7
Acquisition of businesses, net of cash acquired			(3,457,153)		(1,823,813)		(6,878,793)		(348)
Partial sale of shares of associated company			633,270		—		340,040		17
Proceeds from repayment of related party loan			21,000,000		—		—		—
Investments in associate companies			(177,965)		(3,487)		—		—

Net cash flows used in investing activities		Ps.	(131,901,546)	Ps.	(150,995,503)	Ps.	(140,743,523)	US$	(7,113)

Financing activities
Loans obtained			189,073,791		64,281,631		143,607,726		7,258
Repayment of loans			(133,110,776)		(125,672,444)		(171,041,215)		(8,644)
Interest paid			(32,830,432)		(32,125,872)		(31,196,441)		(1,577)
Repurchase of shares			(34,443,084)		(7,021,247)		(1,233,371)		(62)
Dividends paid			(37,359,600)		(13,809,957)		(16,091,390)		(813)
Derivative financial instruments			(503,444)		(351,213)		(71,474)		(4)
Partial sale of shares in subsidiary			—		6,323,336		—		—
Acquisition of non-controlling interests			(1,031,049)		(2,280,278)		(11,930)		(1)

Net cash flows used in financing activities		Ps.	(50,204,594)	Ps.	(110,656,044)	Ps.	(76,038,095)	US$	(3,843)

Net (decrease) increase in cash and cash equivalents		Ps.	(18,379,149)	Ps.	(25,853,493)	Ps.	990,757	US $	52

Adjustment to cash flows due to exchange rate fluctuations, net			(2,934,522)		3,911,844		61,333		3
Cash and cash equivalents at beginning of the year			66,473,703		45,160,032		23,218,383		1,172

Cash and cash equivalents at end of the year		Ps.	45,160,032	Ps.	23,218,383	Ps.	24,270,473	US$	1,227

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end of year		Ps.	12,785,347	Ps.	13,497,804	Ps.	18,869,210	US$	954

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2015, 2016 and 2017

(In thousands of Mexican pesos [Ps.] and thousands of

U.S. dollars [US$], unless otherwise indicated)

1. Description of the Business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout Latin America, the United States, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, over the top and other related services. The Company also sells equipment, accessories and computers.

•	Voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	Data services include value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	AMX provides other related services to advertising in telephone directories, publishing and call center services.

•	The Company also provides video, audio and other media content that is delivered through the internet directly from the content provider to the end user.

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 24 countries where it has networks, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, Mexico.

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 26, 2018, and subsequent events have been considered through that date.

II. Relevant events in 2017

a)

On July 25, 2017, an arbitration tribunal, constituted at the request of Colombia’s Ministry of Information Technologies and Communications (the “ITC Ministry”) to implement a decision of the Colombian

Constitutional Court, ordered the reversion of certain assets of our subsidiary Comunicación Celular, S.A. (“Comcel”) to the ITC Ministry. Such asset reversion was ordered under Comcel’s original concession agreements granted in 1994 and extended through 2013 without applying laws 422 of 1998 and 1341 of 2009 which had eliminated such reversion. In lieu of surrendering the assets, the arbitration tribunal ordered Comcel to pay the ITC Ministry an amount of 3,155 billion Colombian pesos (Ps.18,547,629). On that date Comcel booked the obligation as part of other expenses in the Consolidated Statement of Comprehensive Income. As required by the ITC Ministry, on August 29, 2017, Comcel made such payment under protest reserving all of its rights and those of its shareholders. The Company and Comcel have challenged the legality of the decisions of the Constitutional Court and the arbitration tribunal before all competent national and international fora. See Note 16 c).

b)	During 2017, there was a currency depreciation of the Mexican peso against the Euro and the Great Britain Pound (GBP). Because a significant portion of the Company´s debt is denominated in Euros and in GBPs, even when the portion of the debt denominated in US dollars reported a foreign exchange gain due to the appreciation of the Mexican peso against the US dollar, the currency depreciation adversely affected the results of the Company as part of the foreign currency exchange loss of the period.

c)	In addition, during 2017 the Mexican peso appreciated against the Brazilian real. Due to the fact that a significant portion of the Company´s subsidiary operations has the Brazilian real as functional currency, the Company recognized an adverse effect in the Cumulative Translation adjustment in the Shareholders’ Equity.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments, the trust assets of post-employment and other employee benefit plans and the investments in marketable securities which are presented at their market value.

The preparation of these consolidated financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets, liabilities, income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies. Actual results could differ from these estimates and assumptions.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) Basis of consolidation

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those subsidiaries over which the Company exercises control. The consolidated financial statements for the subsidiaries were prepared for the same period as the Company´s and applying consistent accounting policies. All of the subsidiary companies operate in the telecommunications sector or related.

Subsidiaries are entities over which the Company has control. Control is achieved when the Company has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date which control is achieved by the Company. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the equity attributable to the owners.

Subsidiaries are deconsolidated from the date which control ceases. When the Company ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, derecognizes the carrying amount of non-controlling interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.

All intra-Company balances and transactions, and any unrealized gains and losses arising from intra-Company transactions, are eliminated in preparing the consolidated financial statements.

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated statements of comprehensive income and in equity in the consolidated statements of financial position separately from América Móvil’s own equity.

Associates:

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those decisions.

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

The equity interest in the most significant subsidiaries at December 31, 2016 and 2017, is as follows:

		Equity interest at December 31
Company name	Country	2016	2017
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b)	USA	100.0%	100.0%
Claro S.A. (Claro Brasil) b)	Brazil	97.7%	97.7%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A. b)	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panama	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.7%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services

ii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries jointly represent approximately 69%, 72% and 74% of consolidated operating revenues of 2015, 2016 and 2017, respectively, and their total assets jointly represent approximately 83% and 81% of consolidated total assets at December 31, 2016 and 2017, respectively.

The financial statements of foreign subsidiaries have been prepared under or translated to IFRS in the respective local currency (which is their functional currency) and then translated into the Company´s reporting currency as follows:

•	all monetary assets and liabilities were translated at the closing exchange rate of the period;

•	all non-monetary assets and liabilities at the closing exchange rate of the period;

•	equity accounts are translated at the exchange rate at the time the capital contributions were made and the profits were generated;

•	revenues, costs and expenses are translated at the average exchange rate of the period;

•	the resulting difference from the translation process is recognized in equity in the caption Cumulative translation adjustment;

•	the consolidated statements of cash flows presented using the indirect method were translated using the weighted-average exchange rate for the applicable period, and the resulting difference is shown in the consolidated statement of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations, net”.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2016 and 2017, the cumulative translation adjustment was Ps. 29,549,491 and Ps. 7,866,158, respectively.

b) Revenue recognition

Revenues are recognized at the time the related service is rendered or the equipment is delivered to the customer, provided that the revenue can be measured reliably, it is probable that the entity will receive the economic benefits associated with the transaction, the stage of completion of the transaction may be reliably measured and there is high certainty of its collectability.

For some postpaid plans, the amount billed to customers combines a fixed tariff for a specific quantity of services, plus the rates for the use above the specified quantities (minutes and Mega Bytes included in each plan). Revenues billed for services to be rendered in the future are initially recorded as deferred revenues. Costs related to these services are recognized when the service is rendered.

The Company accounts separately for multiple elements. To recognize the multi-elements or multiple services at its fair value, the Company assigns its fair value to each type of element.

c) Cost of sales

The cost of mobile equipment and computers is recognized at the time the client and distributor receives the device that is when all significant risks and rewards of ownership are transferred to the customer. The costs related to the sale of such equipment are recognized in the ¨cost of sales and services¨ line in the consolidated statements of comprehensive income.

d) Cost of services

The cost of services represents the costs incurred to properly deliver the services to the customers, it includes the network operating costs and licenses related costs and is accounted at the moment in which such services are provided.

e) Comissions to distributors

The Company pays commissions to its distribution network mainly for acquiring and retaining customers for the Company. Such commissions are recognized in “commercial, administrative and general expenses” in the consolidated statements of comprehensive income at the time in which the distributor either reports an activation or reaches certain number of lines activated or obtained at a certain point of time.

f) Cash and cash equivalents

Cash and cash equivalents represent bank deposits and liquid investments with maturities of less than three months. These amounts are stated at cost plus accrued interest, which is similar to their market value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations. Restricted cash is presented as part of “Other assets” within other non-current financial assets given that the restrictions are long-term in nature (See Note 9).

g) Marketable securities and other short term investments

Marketable securities and other short term investments are primarily composed of investment securities available for sale and other short-term financial investments. Amounts are initially recorded at cost and adjusted to their estimated fair value. Fair value adjustments for available for sale securities are recorded through other comprehensive income, while fair value adjustments for other short-term investments are recorded in the Consolidated Statement of Comprehensive Income as they occur. An available-for-sale equity security is considered to be impaired if there is objective evidence that the cost may not be recovered and if there is a significant or prolonged decline in the fair value of an investment below its cost to determine if such impairment exists.

h) Allowance for bad debts

The Company periodically recognizes a provision for doubtful accounts based mainly on its past experience, the aging of its accounts receivable, the delay in resolving its disputes with other carriers, and the market segments conditions (government, business and mass market).

Collection policies and procedures vary depending on the credit history of the customer, the credit granted and the age of the unpaid balances among other reasons.

Cash deposits from customers in default are deducted from the account balance to be impaired once the deposit has been identified.

i) Inventories

Inventories are initially recognized at historical cost and are valued using the average cost method without exceeding their net realizable value.

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

(iii)	Value the acquired identifiable assets and assumed liabilities

(iv)	Recognize the goodwill or a bargain purchase gain

For acquired subsidiaries, goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the acquisition date. The investment in acquired associates includes goodwill identified on acquisition, net of any impairment loss.

Goodwill is reviewed annually to determine its recoverability or more often if circumstances indicate that the carrying value of the goodwill might not be fully recoverable.

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it was originated. If this recovery value is lower than the carrying value, an impairment loss is charged to the results of operations.

For the years ended December 31, 2015, 2016 and 2017, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

k) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2015, 2016 and 2017 the borrowing costs that were capitalized amounted to Ps. 3,524,841, Ps. 2,861,307 and Ps. 2,875,034, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located (See Note 15c).

ii) The net book value of property, plant and equipment is removed from the consolidated statements of financial position at the time the asset is sold or when no future economic benefits are expected from its use or sale. Any gains or losses on the sale of property, plant and equipment represent the difference between net proceeds of the sale and the net book value of the item at the time of sale. These gains or losses are recognized as either other operating income or other operating expenses upon sale.

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

Annual depreciation rates are as follows:

Network infrastructure	5%-33%
Buildings and leasehold improvement	2%-33%
Other assets	10%-50%

iv) The carrying value of property, plant and equipment is reviewed if there are indicators of impairment in such assets. If an asset’s recovery value is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2015, 2016 and 2017, no impairment losses were recognized.

v) Inventory for network operation is valued using the average cost method, without exceeding its net realizable value.

The valuation of inventory for network considered obsolete, defective or slow-moving, is reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

l) Intangibles

i) Licenses

Licenses to operate wireless telecommunications networks granted by the governments of the countries in which the Company operates are recorded at acquisition cost or at fair value at their acquisition date, net of accumulated amortization. Certain licenses require payments to the goverments, such payments are recognized in the cost of service and equipment.

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

The Company has conducted an internal analysis on the applicability of the International Financial Reporting Interpretation Committee (“IFRIC”) No. 12 (Service Concession Agreements) and has concluded that its concessions are outside the scope of IFRIC 12. To determine the applicability of IFRIC 12, the Company analyzes each concession or group of similar concessions in a given jurisdiction. As a threshold matter, the Company identifies those government concessions that provide for the development, financing, operation or maintenance of infrastructure used to render a public service, and that set out performance standards, mechanisms for adjusting prices and arrangements for arbitrating disputes.

With respect to those services, the Company evaluates whether the grantor controls or regulates (i) what services the operator must provide, (ii) to whom it must provide them and (iii) the applicable price (the “Services Criterion”). In evaluating whether the applicable government, as grantor, controls the price at which the Company provides its services, the Company looks at the terms of the concession agreement according to all applicable regulations. If the Company determines that the concession under analysis meets the Services Criterion, then the Company evaluates whether the grantor would hold a significant residual interest in the concession’s infrastructure at the end of the term of the arrangement.

In some of the jurisdictions where the Company operates and under certain circumstances, the Company may be required to transfer certain assets covered by some of its concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. In Brazil, for example, Claro Brasil is required to maintain and file before the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”) a list of assets potentially subject to reversion. The list of potentially reversible assets, delivered in 2017 (referring to the base year 2016) identified an estimated gross book value of Ps. 20,637,743 (3,450,100 Brazilian reals). The Company believes that this list significantly overstates the extent of assets that would as a legal matter be subject to reversion, but there is no regulatory requirement or legal basis for a more refined analysis. See also Notes 10 and 16c).

ii) Trademarks

Trademarks are recorded at their fair value at the valuation date when acquired. The useful lives of trademarks are assessed as either definite or indefinite. Trademarks with finite useful lives are amortized using the straight-line method over a period ranging from 1 to 10 years. Trademarks with indefinite useful lives are not amortized, but are tested for impairment annually at the cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, if not, the change in useful life from indefinite to definite is made on a prospective basis.

iii) Rights of use

Rights of use are recognized according to the amount paid for the right and are amortized over the period in which they are granted.

The carrying values of the Company’s licenses and trademarks are reviewed annually and whenever there are indicators of impairment in the value of such assets. When an asset’s recoverable amount, which is the higher of the asset’s fair value, less disposal costs and its value in use (the present value of future cash flows), is less than the asset’s carrying value, the difference is recognized as an impairment loss.

iv) Customer relationships

The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers, and is amortized on a 5 year period.

During the years ended December 31, 2015, 2016 and 2017, no impairment losses were recognized for licenses, trademarks, rights of use or customer relationships.

m) Impairment in the value of long-lived assets

The Company assesses the existence of indicators of impairment in the carrying value of long-lived assets, investments in associates, goodwill and intangible assets according to IAS 36 “Impairment of assets”. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis (goodwill and intangible assets with indefinite useful lives), the Company estimates the recoverable amount of the asset, which is the higher of its fair value, less disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a pre-tax discount rate that reflects the time value of money and taking into consideration the specific risks associated with the asset. When the recoverable amount of an asset is below its carrying value, impairment is considered to exist. In this case, the carrying value of the asset is reduced to the asset’s recoverable amount, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new carrying value determined for the asset over the asset’s remaining useful life. Impairment is computed individually for each asset. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.

In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from 3 to 5 years. For longer periods, beginning in the fifth year, projections are based on such strategic plans while applying a constant or declining expected growth rate.

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2017.

Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.

Local synergies, that any other market participant would not have taken into consideration to prepare similar forecasted financial information, have not been included.

The assumptions used to develop the financial forecasts were validated for each of the cash generating units (“CGUs”), typically identified by country and by service (in the case of Mexico) taking into consideration the following:

•	Current subscribers and expected growth.

•	Type of subscribers (prepaid, postpaid, fixed line, multiple services)

•	Market environment and penetration expectations

•	New products and services

•	Economic environment of each country

•	Expenses for maintaining the current assets

•	Investments in technology for expanding the current assets

•	Market consolidation and synergies

The foregoing forecasts could differ from the results obtained through time; however, América Móvil prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are:

•	Margin on EBITDA is determined by dividing EBITDA (operating income plus depreciation and amortization) by total revenues.

•	Margin on CAPEX is determined by dividing capital expenditures (“CAPEX”) by total revenues.

•	Pre-tax weighted average cost of capital (“WACC”) used to discount the projected cash flows.

As discount rate, the Company uses the WACC which was determined for each of the cash generating units and is described in the following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration size, operations and characteristics of the business that were similar to those of América Móvil.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments. The WACC takes into account both debt and equity costs. The cost of equity is derived from the expected return on investment by América Móvil’s investors. The cost of debt is based on the interest bearing borrowings América Móvil is obliged to service. Segment-specific risk is incorporated by applying individual beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, but also management assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The most significant forward looking estimates used for the 2016 and 2017 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2016:
Europe (7 countries)	23.61% - 51.58%	8.29% - 20.72%	8.74% - 20.07%
Brazil (fixed line, wireless and TV)	31.65%	18.21%	9.70%
Puerto Rico	28.91%	9.08%	11.29%
Dominican Republic	45.83%	10.55%	19.70%
Mexico (fixed line and wireless)	33.38%	10.75%	14.34%
Ecuador	35.80%	7.92%	22.84%
Peru	28.92%	14.18%	14.20%
El Salvador	39.43%	23.69%	21.95%
Chile	25.92%	8.61%	7.87%
Colombia	38.34%	14.40%	13.93%
Other countries	10.1% - 48.92%	0.5% - 21.39%	7.39% - 23.79%

	Average margin on EBITDA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2017:
Europe (7 countries)	25.59% - 52.46%	7.34% - 14.97%	9.06% - 19.04%
Brazil (fixed line, wireless and TV)	35.28%	22.13%	11.71%
Puerto Rico	23.31%	8.31%	4.42%
Dominican Republic	45.79%	15.55%	19.23%
Mexico (fixed line and wireless)	35.48%	8.72%	16.13%
Ecuador	37.83%	10.07%	23.57%
Peru	29.64%	16.75%	13.61%
El Salvador	40.36%	17.99%	25.14%
Chile	22.04%	12.45%	6.15%
Colombia	41.93%	19.88%	19.06%
Other countries	9.16% - 48.18%	0.43% - 23.43%	7.89% - 24.28%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in its CGUs with potential impairment of approximately Ps. 2,386,782.

WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, the carrying amount of the long-lived assets in its CGUs with potential impairment, would be impaired by approximately Ps. 3,517,584.

n) Leases

The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement and requires the Company to assess if performance of the agreement is dependent on the use of a specific asset and whether the agreement transfers the right of use of the asset to the Company.

Operating leases

Leases under which the lessor retains a significant portion of the risks and benefits inherent to the ownership of the leased asset are considered operating leases. Payments made under operating lease agreements are charged to results of operations on a straight-line basis over the rental period.

Finance leases

Lease agreements that substantially transfer all the risks and benefits of ownership of the leased assets to the Company are accounted for as finance leases. Accordingly, upon commencement of the lease, the asset, which is classified based on its nature, and its associated debt are recorded at the lower of the fair value of the leased asset or the present value of the lease payments. Finance lease payments are apportioned between the reduction of lease liability and the finance cost so that a constant interest rate is determined on the outstanding liability balance. Finance costs are charged to results of operations over the life of the agreement.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including separated embedded derivatives, are also classified as held for trading fair value through profit or loss, unless they are designated as effective hedging instruments as defined in IAS 39. Financial assets at fair value through profit or loss are recorded in the consolidated statements of financial position at fair value with net changes in fair value in the consolidated statements of comprehensive income within “Valuation of derivatives, interest cost from labor obligations and other financial items”.

Held-to-maturity investments

Held-to-maturity investments are those that the Company has the intention and ability to hold to maturity and are recorded at cost which includes transaction costs and premiums or discounts related to the investment that are amortized over the life of the investment based on its outstanding balance, less any impairment. Interest and dividends on investments classified as held-to-maturity are included within interest income.

Available-for-sale financial assets

Available-for-sale financial assets are recorded at fair value, with gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in “valuation of derivatives, interest cost from labor obligations and other financial items”. The fair value of investments is readily available based on market value. The foreign exchange gain or losses of securities available for sale are recognized in the caption ¨Foreign currency exchange loss, net¨ of the consolidated statement of comprehensive income.

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

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the consolidated statement of financial position) when: the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets

The Company assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indicators that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

Financial liabilities

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: (i) financial liabilities measured at fair value, and (ii) financial liabilities measured at amortized cost. The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are measured at fair value; short- and long-term debt and accounts payable are accounted for as financial liabilities and measured at amortized cost.

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

Gains or losses on financial liabilities held for trading are recognized in the consolidated statements of comprehensive income in the line “valuation of derivatives, interest cost from labor obligations and other financial items”.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition only if the criteria in IAS 39 are satisfied.

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

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or when it expires.

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

(i)	a current legally enforceable right to offset the recognized amounts, and

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

Notes 7 and 18 provide an analysis of the fair values of the Company’s financial instruments.

p) Transactions in foreign currency

Transactions in foreign currency are initially recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are subsequently translated at the prevailing exchange rate at the financial statement reporting date. Exchange differences determined from the transaction date to the time foreign currency denominated assets and liabilities are settled or translated at the financial statement reporting date are charged or credited to the results of operations.

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2015	2016	2017	2016	2017
Argentina (1)	Argentine Peso (AR$)	1.7152	1.2632	1.1489	1.3047	1.0610
Brazil	Real (R$)	4.8068	5.3868	5.9346	6.3611	5.9815
Colombia	Colombian Peso (COP$)	0.0058	0.0061	0.0064	0.0069	0.0066
Guatemala	Quetzal	2.0704	2.4548	2.5755	2.7561	2.6940
U.S.A. (2)	US Dollar	15.8504	18.6529	18.9400	20.7314	19.7867
Uruguay	Uruguay Peso	0.5810	0.6206	0.6606	0.7066	0.6869
Nicaragua	Cordoba	0.5813	0.6515	0.6307	0.7071	0.6428
Honduras	Lempira	0.7171	0.8109	0.8007	0.8759	0.8330
Chile	Chilean Peso	0.0243	0.0276	0.0292	0.0310	0.0322
Paraguay	Guaraní	0.0031	0.0033	0.0034	0.0036	0.0035
Peru	Sol (PEN$)	4.9746	5.5232	5.8054	6.1701	6.0976
Dominican Republic	Dominican Peso	0.3515	0.4048	0.3983	0.4438	0.4095
Costa Rica	Colon	0.0293	0.0338	0.0331	0.0369	0.0346
European Union	Euro	17.3886	20.6334	21.3649	21.8032	23.7539
Bulgaria	Lev	9.3785	10.5483	10.9223	11.1561	12.1406
Belarus (3)	New Belarusian Ruble	9.9808	9.3929	9.8087	10.5622	9.9882
Croatia	Croatian Kuna	2.4096	2.7392	2.8619	2.8886	3.1954
Macedonia	Macedonian Denar	0.2984	0.3350	0.3471	0.3546	0.3861
Serbia	Serbian Denar	0.1517	0.1676	0.1762	0.1768	0.2009

(1)	In the years ended December 31, 2016 and 2017, the Argentine peso depreciated against the US dollar by 21.8% and 17.4%, respectively. The Company considers on the basis of the quantitative and qualitative indicators in IAS 29, that Argentina should not be considered a hyperinflationary economy as of December 31, 2017. However, it is possible that certain market participants and regulators could have varying views on this topic during 2018 as Argentina’s economy evolves. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.
(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.
(3)	In July 2016, a new ruble was introduced, at a rate of 1 BYN = 10,000 BYR. Old and new rubles circulated in parallel from July 1 to December 31, 2016.

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

As of April 26, 2018, the exchange rate between the US dollar and the Mexican Peso was $18.8139.

q) Accounts payable, accrued liabilities and provisions

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the financial statements´ reporting date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the liability is recognized as finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

r) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de Mexico, Claro Brasil, and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2017.

Mexico

Mexican subsidiaries have the obligation to pay seniority premiums to personnel based on the Mexican Federal labor law which also establishes the obligation to make certain payments to personnel who cease to provide services under certain circumstances. Pensions (for Telmex) and seniority premiums are determined based on the salary of employees in their final year of service, the number of years worked at and their age at the moment of retirement.

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

The pension benefit is composed of two elements:

(i) An employee receives an annuity at retirement if they meet the rule of 85 (age at retirement plus accumulated years of service). The annuity is calculated by applying a percentage times years of services to the last three years of salary.

(ii) The second element is a lump-sum benefit based on years of service ranging from 9 to 12 months of salary. Health care and life insurance benefits are also provided to retirees under a separate plan (post-retirement benefits).

Brazil

Claro Brasil provides a defined benefit plan and post-retirement medical assistance plan, and a defined contribution plan, through a pension fund that supplements the government retirement benefit for certain employees.

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

Austria

Telekom Austria provides retirement benefits to its employees under defined contribution and defined benefit plans.

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

For severance and pensions, the subsidiary recognizes actuarial gains and losses in other comprehensive income. The re-measurement of defined benefit plans relates to actuarial gains and losses only as Telekom Austria holds no plan assets. Interest expense related to employee benefit obligations is reported in the Valuation of derivatives, interests cost from labor obligation and other financial item, net.

Other subsidiaries

For the rest of the Company’s subsidiaries, there are no defined benefit plans or compulsory defined contribution structures. However, certain subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable social security and labor laws of each country. Such contributions are made to the entities designated by the countries legislation and are recorded as direct labor expenses in the consolidated statements of comprehensive income as they are incurred.

Remeasurements of defined benefit plans, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

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

Paid absences

The Company recognizes a provision for the cost of paid absences, such as vacation time, based on the accrual method.

s) Employee profit sharing

Employee profit sharing is paid by certain subsidiaries of the Company to its eligible employees. The Company has employee profit sharing in Mexico, Ecuador and Peru. In Mexico, employee profit sharing is computed at the rate of 10% on the individual subsidiaries taxable base adjusted for employee profit sharing purposes as provided by law.

Employee profit sharing is presented as an operating expense in the consolidated statements of comprehensive income.

t) Taxes

Income taxes

Current income tax payable is presented as a short-term liability, net of prepayments made during the year.

Deferred income tax is determined using the liability method based on the temporary differences between the tax values of the assets and liabilities and their book values at the consolidated financial statements reporting date.

Deferred tax assets and liabilities are measured using the tax rates that are expected to be in effect in the period when the asset will materialize or the liability will be settled, based on the enacted tax rates (and tax legislation) that have been enacted or substantially enacted at the financial statements reporting date. The value of deferred tax assets is reviewed by the Company at each financial statements reporting date and is reduced to the extent that it is more likely that the Company will not have sufficient future tax profits to allow for the realization of all or a part of its deferred tax assets. Unrecognized deferred tax assets are revalued at each financial statements reporting date and are recognized when it is more likely that there will be sufficient future tax profits to allow for the realization of these assets.

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted foreign earnings are considered as temporary differences, except to the extent that the Company is not able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2016 and 2017, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

The Company offsets tax assets and liabilities if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

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

The net amount of sales tax recoverable from, or payable to, the tax authorities is included as part of the current receivables or payables in the consolidated statements of financial position unless they are due in more than a year in which case they are classified as non-current.

u) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2015, 2016 and 2017, advertising expenses were Ps. 24,673,557, Ps. 28,180,538 and Ps. 28,718,563, respectively, and are recorded in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

v) Earnings per share

Basic and diluted earnings per share are determined by dividing net profit of the year by the weighted-average number of shares outstanding during the year. In determining the weighted average number of outstanding shares, shares repurchased by the Company have been excluded.

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

ii) Market risk

The Company is exposed to certain market risks derived from changes in interest rates and fluctuations in exchange rates of foreign currencies. The Company’s debt is denominated in foreign currencies, mainly in US dollars and euros, other than its functional currency. In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Company uses derivative financial instruments such as cross-currency swaps and forwards to adjust exposures resulting from foreign exchange currency. The Company does not use derivatives to hedge the exchange risk arising from having operations in different countries.

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2016 and 2017.

iii) Credit risk

Credit risk represents the loss that could be recognized in case the counterparties fail to comply with their contractual obligations.

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

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and generally does not require collateral to guarantee collection of its accounts receivable. The Company monitors on a monthly basis its collection cycle to avoid deterioration of its results of operations.

A portion of the Company’s cash surplus is invested in short- term deposits with financial institutions with high credit ratings.

iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2017 increased/(decreased) by 100 basis points, the increase in net interest expense would increase/(decrease) by Ps. 8,221,411 and Ps. (8,002,209), respectively.

Exchange rate fluctuations

Should the Company’s debt at December 31, 2017 of Ps. 697,884,899, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 36,079,857 and Ps. (33,821,548), respectively.

v) Concentration of risk

The Company depends on several key suppliers and sellers. During the years ended December 31, 2015, 2016 and 2017, approximately 67%, 73% and 69%, respectively, of the total cost of the cellular phones of the Company represented purchases made from three suppliers. If any of these suppliers were to cease to provide equipment and services to the Company, or to provide them in a timely manner and at a reasonable cost, the Company’s business and results of operations might be adversely affected.

vi) Capital management

The Company manages its capital to ensure that its subsidiaries continue as going concerns while maximizing the return to stakeholders through the optimization of their balances and debt capital to maintain the lowest cost of capital available. The Company manages its capital structure and makes adjustments according to economic conditions. To maintain the capital structure, the Company may adjust the dividend payment to shareholders or its share buyback program for which the Company holds a reserve. In addition, the Company creates a legal reserve, as required by law (See Note 19).

x) Derivative financial instruments

Derivative financial instruments are recognized in the consolidated statement of financial position at fair value. Valuations obtained by the Company are compared against those of the financial institutions with which the agreements are entered into, and it is the Company’s policy to compare such fair value to a valuation provided by an independent pricing provider in case of discrepancies. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in the line “Valuation of derivatives, interest cost from labor obligations and other financial items, net”.

The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses cross-currency swaps and foreign currency forwards to offset the risk of exchange rate fluctuations. For purposes of reducing the risks from changes in interest rates, the Company utilizes interest rate swaps through which it pays or receives the net amount resulting from paying or receiving a fixed rate, and from receiving or paying cash based on a variable rate. Additionally, for the years ended December 31, 2016 and 2017, certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period.

The change in fair value recognized in results of operations, corresponding to derivatives that qualify as hedges, is presented in the same caption of the consolidated statements of comprehensive income as the gain or loss of the hedged item (interests and foreign exchange rate).

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

The hedge effectiveness of the Company’s derivatives is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis.

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

The Company classifies all other assets and liabilities, including deferred tax assets and liabilities, as non-current.

z) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in the consolidated statements of comprehensive income are presented in combined manner (based on both their function and nature), which allows a better understanding of the components of the Company’s operating income. This classification allows a comparison to the telecommunications industry.

The Company presents operating income in its consolidated statements of comprehensive income since it is a key indicator of the Company’s performance. Operating income represents operating revenues less operating costs and expenses.

The employee benefits expense recognized in 2015, 2016 and 2017 of Ps. 41,366,183, Ps. 46,759,415 and Ps. 48,696,331, respectively is presented as “Cost of sales and services” and of Ps. 58,977,212, Ps. 63,691,855 and Ps. 66,920,537 is presented respectively in “Commercial, administrative and general expenses”.

aa) Operating Segments

Segment information is presented based on information used by management in its decision-making processes. Segment information is presented based on the geographic areas in which the Company operates.

The management of the Company is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluating the performance of each segment. Intersegment revenues and costs, intercompany balances as well as investments in shares in consolidated entities are eliminated upon consolidation and reflected in the “eliminations” column in Note 22.

None of the segments records revenue from transactions with a single external customer amounting to at least 10% or more of the revenues.

ab) Convenience Translation

At December 31, 2017, amounts in U.S. dollars have been included in the financial statements solely for the convenience of the reader and have been translated from Mexican pesos at December 31, 2017 at an exchange rate of Ps. 19.7867 per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2017 or any other exchange rate.

ac) Significant Accounting Judgments, Estimates and Assumptions

In preparing its consolidated financial statements, América Móvil makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and its estimates involve judgments it makes based on the available information. In the discussion below, América Móvil has identified several of these matters for which its financial statements would be materially affected if either (1) América Móvil uses different estimates that it could have reasonably used or (2) in the future América Móvil changes its estimates in response to changes that are reasonably likely to occur.

The following discussion addresses only those estimates that América Móvil considers most important based on the degree of uncertainty and the likelihood of a material impact had it used a different estimate. There are many other areas in which América Móvil uses estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to the financial presentation for those other areas.

Fair Value of Financial Assets and Liabilities

América Móvil has substantial financial assets and liabilities that it recognizes at their fair value, which is an estimate of the amount at which the instrument could be exchanged in a current transaction between willing parties. The methodologies and assumptions América Móvil uses to estimate an instrument’s fair value depend on the type of instrument and include (i) recognizing cash and cash equivalents, trade receivables, trade payables and other current liabilities at close to their carrying amount, (ii) recognizing quoted instruments at their price quotations on the reporting date, (iii) recognizing unquoted instruments, such as loans from banks and obligations under financial leases, by discounting future cash flows using rates for similar instruments and (iv) applying various valuation techniques, such as net present value calculations. Using different methodologies or assumptions to estimate the fair value of América Móvil’s financial assets and liabilities could materially impact the reported financial results. See Note 18.

The Company maintains investments in available for sale securities that are valued at market prices obtained from the stock exchange where these shares are listed. At each reporting date, the Company evaluates whether impairment exists on its available for sale securities according to the accounting policy outlined in Note 2. This analysis first involves an evaluation of the objective measures of impairment as described in IAS 39. The Company will then evaluate whether the loss recognized in other comprehensive income on its available for sale securities is either prolonged or significant, as described in the accounting policies in Note 2. At December 31, 2017, the Company has not observed an objective measure of impairment on its available for sale securities, nor has significant or prolonged unrealized losses on its available for sale securities.

Estimated useful lives of plant, property and equipment

América Móvil currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. América Móvil reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. América Móvil may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense. See Notes 2k) and 10.

Impairment of Long-Lived Assets

América Móvil has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill on its consolidated statements of financial position. América Móvil is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recovery value of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, América Móvil typically takes into account recent market transactions or, if no such transactions can be identified, América Móvil uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, América Móvil typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2m), 10 and 11.

Deferred Income Taxes

América Móvil is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities as discussed in Note 2 t). The analysis is based on estimates of taxable income in the jurisdictions in which América Móvil operates and the period on which the deferred tax assets and liabilities will be recovered or settled. If actual results differ from these estimates, or América Móvil adjusts these estimates in future periods, its financial position and results of operations may be materially affected.

In assessing the future realization of deferred tax assets, the Company considers future taxable income, ongoing planning strategies and future results in its operations. In the event that the estimates of projected future taxable income are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of the ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made, with a related charge to income. See Note 13.

Accruals

Accruals are recorded when, at the end of the period, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation performed by the Company’s management in respect of the disbursement that will be required to settle the obligations, considering all the information available at the date of the financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If América Móvil is unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in these estimations, actual expenditures may be different from the originally estimated amount recognized. See Note 15.

América Móvil is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 16(c).

Labor Obligations

América Móvil recognizes liabilities on its consolidated statement of financial position and expenses in its statement of comprehensive income to reflect its obligations related to its post-retirement seniority premiums, pension and retirement plans in the countries in which it operates and offer defined contribution and benefit pension plans. The amounts the Company recognizes are determined on an actuarial basis that involves estimations and accounts for post-retirement and termination benefits.

América Móvil uses estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return América Móvil assumes its pension plans will earn on its investments, (ii) the salaries increase rate that the Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected inflation rate. The assumptions applied are further disclosed in Note 17. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

Allowance for Bad Debts

América Móvil maintains an allowance for bad debts for estimated losses resulting from the failure of its customers, distributors and telecommunications operators to make required payments. The Company bases these estimates on the individual conditions of each of the markets in which it operates that may impact the collectability of accounts. In particular, in making these estimates, the Company takes into account the number of days invoices are overdue and with telecommunications operators, both the number of days since the invoices are due and any disputes with respect to such invoiced traffic. The loss that América Móvil actually experiences with respect to these accounts may differ from the amount of the estimated allowance maintained in connection with them. See Note 5.

3. Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.

4. Marketable securities and other short-term investments

As of December 31, 2016 and 2017, marketable securities and other short-term investments includes an available for sale investment in KPN for Ps. 41,463,511 and Ps. 46,682,657, respectively, and other short-term investments for Ps. 13,393,646 and Ps. 12,438,019, respectively.

The investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive (loss) items (equity) in the Company’s consolidated statements of financial position. When the Company changed the classification of its KPN investment, the Company recorded a pre-tax gain of approximately Ps. 11,988,038 in its 2015 consolidated statements of comprehensive income. As of December 31, 2016 and 2017, the Company has recognized in equity changes in fair value of the investment of Ps. (6,673,731) and Ps. 622,424, respectively, net of deferred taxes, through other comprehensive (loss) gain items (equity).

At December 31, 2017, the Company has not observed an objective measure of impairment on its available for sale securities, nor has unrealized losses on its available for sale securities been considered either significant or prolonged.

During the years ended December 31, 2015, 2016 and 2017, the Company received dividends from KPN for an amount of Ps. 1,645,712, Ps. 5,740,092 and Ps. 2,370,559, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. Another short-term investment item of Ps. 12,438,019, as of December 31, 2017 (Ps. 13,393,646 in 2016) represents a cash deposit used to guarantee a short term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

5. Accounts receivable from subscribers, distributors, recoverable taxes and other, net

a) An analysis of accounts receivable by component at December 31, 2016 and 2017 is as follows:

	At December 31,
	2016		2017
Subscribers and distributors	Ps.	186,744,954	Ps.	178,722,706
Telecommunications carriers for network interconnection and other services		9,649,849		8,671,416
Recoverable taxes		41,899,517		40,477,188
Sundry debtors		16,016,756		14,736,340

		254,311,076		242,607,650
Less: Allowance for bad debts		(37,351,677)		(39,044,925)

Net	Ps.	216,959,399	Ps.	203,562,725

Non-current subscribers and distributors		11,184,860		9,786,581

Total current Subscribers, distributors, recoverable taxes and other, net	Ps.	205,774,539	Ps.	193,776,144

b) Changes in the allowance for bad debts were as follows:

	For the years ended December 31,
	2015	2016	2017
Balance at beginning of year	Ps. (25,685,528)	Ps. (27,495,158)	Ps. (37,351,677)
Increases recorded in expenses	(13,171,120)	(16,987,769)	(20,744,242)
Write-offs	9,555,734	12,587,567	17,713,992
Business combination			(22,120)
Translation effect	1,805,756	(5,456,317)	1,359,122

Balance at end of year	Ps. (27,495,158)	Ps. (37,351,677)	Ps. (39,044,925)

c) The following table shows the aging of accounts receivable at December 31, 2016 and 2017, for subscribers and distributors:

Past due
	Total	Unbilled services provided	1-30 days	31-60 days	61-90 days	Greater than 90 days
December 31, 2016	Ps. 186,744,954	Ps. 113,014,706	Ps. 19,175,008	Ps. 5,835,162	Ps. 4,209,456	Ps. 44,510,622
December 31, 2017	Ps. 178,722,706	Ps. 78,384,174	Ps. 46,758,825	Ps. 6,780,671	Ps. 4,375,188	Ps. 42,423,848

In accordance with the Company’s accounting policy for the allowance for bad debts, as of December 31, 2016 and 2017, there are certain accounts receivable greater than 90 days that are not impaired as they are primarily due from government institutions and distributors for which the Company has a collateral. To estimate the recoverability of accounts receivable, the Company considers any change in the credit quality of the subscribers and distributors from the date the credit was granted until the end of period.

d) The following table shows the accounts receivable from subscribers and distributors included in the allowance for doubtful accounts, as of December 31, 2016 and 2017:

	Total	61-90 days	Greater than 90 days
December 31, 2016	Ps. 37,351,677	Ps. 3,970,770	Ps. 33,380,907
December 31, 2017	Ps. 39,044,925	Ps. 3,807,945	Ps. 35,236,980

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2016 and 2017. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2016		2017
Accounts receivable:
Sears Roebuck de Mexico, S.A. de C.V.	Ps.	230,974	Ps.	211,491
Sanborns Hermanos, S.A.		119,423		91,233
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries		112,834		89,585
Enesa, S.A. de C.V. and Subsidiaries		93,360		33,208
Grupo Condumex, S.A. de C.V. and Subsidiaries		41,057		47,269
Operadora de Sites Mexicanos, S.A. de C.V.		22,629		14,252
Patrimonial Inbursa, S.A.		9,299		246,874
Other		110,916		134,318

Total	Ps.	740,492	Ps.	868,230

	2016		2017
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V and Subsidiaries	Ps.	1,291,062	Ps.	947,761
Grupo Condumex, S.A. de C.V. and Subsidiaries		753,603		812,427
Fianzas Guardiana Inbursa, S.A. de C.V.		409,293		276,633
PC Industrial, S.A. de C.V. and Subsidiaries		117,841		136,859
Grupo Financiero Inbursa, S.A.B. de C.V.		40,737		38,847
Enesa, S.A. de C.V. and Subsidiaries		53,670		50,609
Other		305,119		277,276

Total	Ps.	2,971,325	Ps.	2,540,412

For the years ended December 31, 2015, 2016 and 2017, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2015, 2016 and 2017, the Company conducted the following transactions with related parties:

	2015		2016		2017
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	5,975,677	Ps.	9,917,280	Ps.	11,030,944
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,332,331		4,118,469		4,135,578
Rent of towers (iii)		927,678		4,748,503		5,326,366
Other services		1,379,269		1,899,818		2,802,667

	Ps.	12,614,955	Ps.	20,684,070	Ps.	23,295,555

Revenues:
Telecommunications services	Ps.	271,196	Ps.	411,076	Ps.	416,047
Sale of materials and other services		2,398,994		2,679,591		2,313,840

	Ps.	2,670,190	Ps.	3,090,667	Ps.	2,729,887

i)	In 2017, this amount includes Ps. 9,829,991 (Ps. 9,547,530 in 2016 and Ps. 5,823,537 in 2015) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).
ii)	In 2017, this amount includes Ps. 789,253 (Ps. 812,247 in 2016 and 721,416 in 2015) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 15,695 in 2017 (Ps. 705,074 in 2016, and Ps. 216,910 in 2015) for software services provided by an associate; Ps. 3,330,038 in 2017 (Ps. 2,406,058 in 2016 and Ps. 2,635,342 in 2015) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.
iii)	In October 2015, following the approval of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) and confirmation by the Mexican Tax Administration Service (Servicio de Administración Tributaria) of its tax implications the Company completed the spin-off process of its telecom towers located in Mexico creating the company Telesites, S.A.B. de C.V. (“Telesites”). Such spin-off was approved in an extraordinary meeting of shareholders held in April 2015. The National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of the shares of Telesites in December 2015, and the Company concluded the listing process on December 21, 2015.

c) During 2017, the Company paid Ps. 1,229,442 (Ps. 1,255,326 and Ps. 915,135 in 2016 and 2015, respectively) for short-term direct benefits to its executives.

The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2017 was approximately Ps. 5,100 and Ps. 66,700, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2017, 2016 and 2015, none of the individual transactions associated with government agencies or government-owned entities of Austria are considering significant to América Móvil.

7. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with financial institutions. No collateral is given as security in connection with these transactions. In 2017 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 4.0% (3.7% and 3.9% in 2016 and 2015, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2016 and 2017 is as follows:

	At December 31,
	2016				2017
Instrument	Notional amount in millions		Fair value		Notional amount in millions		Fair value
Assets:
Swaps US Dollar-Mexican peso	US$	—		—	US$	2,800	Ps.	4,766,102
Swaps Euro-Mexican peso		€70	Ps.	479,007		€—		—
Swaps Yen-US Dollar		¥13,000		430,044		¥13,000		521,270
Forwards US Dollar-Mexican peso	US$	—		—	US$	1,744		1,600,666
Forwards US Dollar-Brazilian real	US$	—		—	US$	100		44,280
Swaps Swiss Franc-US Dollar	CHF	—		—	CHF	475		178,710
Swaps Euro-Brazilian real		€—		—		€450		359,671
Interest rate swap	Ps.	—		—	Ps.	200		916
Forwards Euro-Brazilian real		€—		—		€400		330,427
Forwards US Dollar-Swiss franc	CHF	—		—	CHF	75		121,981
Forwards Euro-US Dollar		€—		—		€204		113,361

Total Assets				Ps. 909,051				Ps. 8,037,384

	At December 31,
	2016				2017
Instrument	Notional amount in millions		Fair value		Notional amount in millions		Fair value
Liabilities:
Interest rate swaps in Mexican peso	Ps.	15,750	Ps.	(131,998)	Ps.	—	Ps.	—
Forwards US Dollar-Mexican peso	US$	80		(99,228)	US$	—		—
Forwards Euro-US Dollar		€460		(1,142,155)		€—		—
Swaps Euro-US Dollar		€500		(1,807,332)		€—		—
Swaps US Dollar-Euro	US$	2,192		(698,917)	US$	2,092		(8,340,970)
Swaps Swiss franc-US Dollar	CHF	745		(745,263)	CHF	—		—
Swaps Pound sterling-Euro		£740		(2,585,890)		£740		(3,376,091)
Swap Pound sterling-US Dollar		£2,010		(5,961,324)		£2,010		(1,676,636)
Call spread option		€750		(155,950)		€750		(48,422)
Put option		€374		(2,379,434)		€374		(482,645)
Call spread option		€3,000		(1,877,256)		€3,000		(434,696)

Total liability			Ps.	(17,584,747)			Ps.	(14,359,460)

Non-current liability			Ps.	(3,448,396)			Ps.	(3,756,921)

Total current liability			Ps.	(14,136,351)			Ps.	(10,602,539)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2015, 2016 and 2017 amounted to a gain (loss) of Ps. 15,128,269, Ps. (9,622,233) and Ps. 8,192,567, respectively, and such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net” and Ps. 37,011, Ps. 48,496 and Ps. 12,292, net of tax, respectively, that are accounted for as “Effect of derivative financial instruments acquired for hedging purposes” in equity.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions		2018	2019	2020	2021	2022 Thereafter
Assets
Swaps US Dollar-Mexican peso	US$	2,800	—	—	—	—	2,800
Swaps Yen-US Dollar		¥13,000	—	—	—	—	13,000
Forwards US Dollar-Mexican peso	US$	1,744	1,744	—	—	—	—
Forwards US Dollar-Brazilian real	US$	100	100	—		—	—
Swaps Swiss franc-US Dollar	CHF	475	475	—	—	—	—
Swaps Euro-Brazilian real		€450	150	300	—	—	—
Interest rate swap	Ps.	200	—	200	—	—	—
Forwards Euro-Brazilian real		€400	400	—	—	—	—
Forwards US Dollar-Swiss franc	CHF	75	75	—	—	—	—
Forwards Euro-US Dollar		€204	204	—	—	—	—

Liabilities
Swaps US Dollar-Euro	US$	2,092	67	25	—	—	2,000
Swaps Pound sterling-Euro		£740	—	—	—	—	740
Swap Pound sterling-US Dollar		£2,010	—	—	550	—	1,460
Call spread option		€750	750	—	—	—	—
Put option		€374	—	—	—	—	374
Call spread option		€3,000	—	—	3,000	—	—

8. Inventories, net

An analysis of inventories at December 31, 2016 and 2017 is as follows:

	2016	2017
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 41,020,172	Ps. 42,262,511
Less: Reserve for obsolete and slow-moving inventories	(4,148,880)	(3,452,946)

Total	Ps. 36,871,292	Ps. 38,809,565

For the years ended December 31, 2015, 2016 and 2017, the cost of inventories recognized in cost of sales was Ps. 145,491,598, Ps. 172,495,376 and Ps. 170,154,336, respectively.

9. Other assets, net

An analysis of other assets at December 31, 2016 and 2017 is as follows:

	2016		2017
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps.	12,078,114	Ps.	9,536,654
Costs of mobile equipment and computers associated with deferred revenues		5,914,166		6,182,010
Prepaid insurance		786,683		683,091
Other		759,130		950,991

	Ps.	19,538,093	Ps.	17,352,746

Non-current portion:
Recoverable taxes	Ps.	9,971,482	Ps.	12,249,372
Prepayments for the use of fiber optics		4,262,387		4,361,668
Prepaid expenses and judicial deposits (1)		25,267,208		25,926,436

Total		Ps. 39,501,077		Ps. 42,537,476

For the years ended December 31, 2015, 2016 and 2017, amortization expense for other assets was Ps. 558,457, Ps. 1,340,609 and Ps. 620,680, respectively.

(1)	Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. At December 31, 2016 and 2017, the amount for these deposits is Ps. 20,030,041 and Ps. 20,288,382, respectively. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net

a) An analysis of property, plant and equipment, net at December 31, 2015, 2016 and 2017 is as follows:

	At December 31, 2014		Additions		Retirements		Business combinations		Spin-off effects (Note 12)		Effect of translation of foreign subsidiaries		Depreciation of the year		At December 31, 2015
Cost
Network in operation and equipment	Ps.	642,617,237	Ps.	78,632,899	Ps.	(16,061,956)	Ps.	4,293,671	Ps.	—	Ps.	(68,097,149)	Ps.	—	Ps.	641,384,702
Land and buildings		56,463,536		2,559,088		(2,492,288)		54,902		—		(1,790,852)		—		54,794,386
Other assets		105,550,807		27,711,493		(10,169,829)		820,329		(12,643,381)		(4,800,817)		—		106,468,602
Construction in process and advances plant suppliers (1)		39,107,185		72,899,705		(68,666,020)		160,311		(348,395)		(4,302,010)		—		38,850,776
Inventories for operation of the network		20,848,714		44,423,898		(43,911,307)		—		—		(1,018,916)		—		20,342,389

Total		864,587,479		226,227,083		(141,301,400)		5,329,213		(12,991,776)		(80,009,744)		—		861,840,855

Accumulated depreciation
Network in operation and equipment		234,527,131		—		(31,529,529)		—		(7,403,656)		(51,082,202)		92,219,984		236,731,728
Buildings		3,728,405		—		(433,368)		—		—		(1,334,962)		2,607,513		4,567,588
Other assets		38,276,028		—		(4,533,893)		—		—		(1,995,119)		15,310,068		47,057,084
Inventories for operation of the network		(50,265)		—		(13,405)		—		—		1,409		17,838		(44,423)

Total	Ps.	276,481,299	Ps.	—	Ps.	(36,510,195)	Ps.	—	Ps.	(7,403,656)	Ps.	(54,410,874)	Ps.	110,155,403	Ps.	288,311,977

Net Cost	Ps.	588,106,180	Ps.	226,227,083	Ps.	(104,791,205)	Ps.	5,329,213	Ps.	(5,588,120)	Ps.	(25,598,870)	Ps.	(110,155,403)	Ps.	573,528,878

	At December 31, 2015	Additions		Retirements	Business combinations		Effect of translation of foreign subsidiaries	Depreciation of the year		At December 31, 2016
Cost
Network in operation and equipment	Ps. 641,384,702	Ps.	101,794,197	Ps. (8,963,076)	Ps.	1,873,445	Ps. 235,186,745	Ps.	—	Ps. 971,276,013
Land and buildings	54,794,386		2,900,511	(2,845,298)		3,839	7,281,973		—	62,135,411
Other assets	106,468,602		24,368,918	(10,717,096)		69,937	24,736,655		—	144,927,016
Construction in process and advances plant suppliers (1)	38,850,776		70,517,319	(70,911,593)		11,255	11,252,127		—	49,719,884
Inventories for operation of the network	20,342,389		34,010,751	(27,641,919)		5,520	1,566,307		—	28,283,048

Total	861,840,855		233,591,696	(121,078,982)		1,963,996	280,023,807		—	1,256,341,372

Accumulated depreciation
Network in operation and equipment	236,731,728		—	(1,968,376)		—	153,147,349		107,976,385	495,887,086
Buildings	4,567,588		—	(975,284)		—	3,709,952		3,179,066	10,481,322
Other assets	47,057,084		—	(25,099,710)		—	10,396,438		16,105,885	48,459,697
Inventories for operation of the network	(44,423)		—	(54,280)		—	20,896		401,008	323,201

Total	Ps. 288,311,977	Ps.	—	Ps. (28,097,650)	Ps.	—	Ps. 167,274,635	Ps.	127,662,344	Ps. 555,151,306

Net Cost	Ps. 573,528,878	Ps.	233,591,696	Ps. (92,981,332)	Ps.	1,963,996	Ps. 112,749,172	Ps.	(127,662,344)	Ps. 701,190,066

	At December 31, 2016		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries		Depreciation of the year		At December 31, 2017
Cost
Network in operation and equipment	Ps.	971,276,013	Ps.	78,272,882	Ps.	(21,657,715)	Ps.	599,306	Ps.	(38,824,540)	Ps.	—	Ps.	989,665,946
Land and buildings		62,135,411		2,858,996		(415,219)		27,686		(2,022,685)		—		62,584,189
Other assets		144,927,016		19,287,525		(8,112,571)		80,734		(5,866,897)		—		150,315,807
Construction in process and advances plant suppliers (1)		49,719,884		66,383,381		(41,279,573)		34,705		(737,023)		—		74,121,374
Inventories for operation of the network		28,283,048		27,013,148		(27,979,816)		3,576		(728,358)		—		26,591,598

Total		1,256,341,372		193,815,932		(99,444,894)		746,007		(48,179,503)		—		1,303,278,914

Accumulated depreciation
Network in operation and equipment		495,887,086		—		(21,214,724)		—		(32,860,339)		110,533,486		552,345,509
Buildings		10,481,322		—		(1,568,542)		—		(940,054)		2,682,559		10,655,285
Other assets		48,459,697		—		(4,572,509)		—		(2,251,958)		21,724,299		63,359,529
Inventories for operation of the network		323,201		—		(9,205)		—		(4,339)		265,736		575,393

Total	Ps.	555,151,306	Ps.		Ps.	(27,364,980)	Ps.		Ps.	(36,056,690)	Ps.	135,206,080	Ps.	626,935,716

Net Cost	Ps.	701,190,066	Ps.	193,815,932	Ps.	(72,079,914)	Ps.	746,007	Ps.	(12,122,813)	Ps.	(135,206,080)	Ps.	676,343,198

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of fixed assets under construction.

b) At December 31, 2016 and 2017, property, plant and equipment include the following assets under capital leases:

	2016	2017
Assets under capital leases	Ps. 8,210,557	Ps. 8,116,532
Accumulated depreciation	(4,839,007)	(3,475,014)

	Ps. 3,371,550	Ps. 4,641,518

c) At December 31, 2017, Claro Brasil has land and buildings and other equipment that are pledged in guarantee of legal proceedings in the amount of Ps. 3,521,082 (Ps. 3,530,845 as of December 31, 2016).

d) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Years ended December 31,
	2015	2016	2017
Amount invested in the acquisition of qualifying assets	Ps. 52,922,105	Ps. 52,974,400	Ps. 49,642,370
Capitalized interest	3,524,841	2,861,307	2,875,034
Capitalization rate	6.7%	5.4%	5.8%

Capitalized interest is being amortized over a period of seven years, which is the estimated useful life of the related assets.

e) On October 20, 2017, our subsidiary Star One signed a contract with SSL — Space Systems Loral for construction of the Star One D2 satellite, which will be equipped with transponders 52 in the C and Ku bands,

20 Gbps of capacity in Band Ka and a certain capacity in X-band. The cost of this Project is estimated to be approximately Ps. 6,391,104 (US$ 323,000) and the launch will take place at the end of 2019. At December 31, 2017 the amount recorded in Construction in progress amounts to Ps. 916,240 (R$153,179).

f) The Company’s concessions in Brazil establish certain conditions under which assets may be reverted to the government, as discussed in Note 16(c).

g) During 2016, Claro Brasil reviewed the useful life of its set top boxes. Such review was supported by historical data, change in the economic environment in which Claro Brasil operates and based on a professional technical evaluation. Based on the review the Company shortened such useful lives and recorded an increase in depreciation expense for Ps. 2,468,415 (R$458,234).

In some of the jurisdictions where the Company operates and under certain circumstances, the Company may be required to transfer certain assets covered by some of their concessions to the government pursuant to valuation methodologies that vary in each jurisdiction (assets reversion). It is uncertain whether reversion would ever be applied and how reversion provisions would be interpreted in practice.

11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31, 2015
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	174,795,094	Ps.	19,507,462	Ps.	448,364	Ps.	1,109,172	Ps.	—	Ps.	(20,564,317)	Ps.	175,295,775
Accumulated amortization		(91,231,249)		—		—		(25,976)		(7,419,551)		13,830,252		(84,846,524)

Net		83,563,845		19,507,462		448,364		1,083,196		(7,419,551)		(6,734,065)		90,449,251

Trademarks		22,274,991		—		252,728		207,251		—		89,043		22,824,013
Accumulated amortization		(10,829,402)		—		—		—		(936,606)		242,301		(11,523,707)

Net		11,445,589		—		252,728		207,251		(936,606)		331,344		11,300,306

Customer relationships		15,306,167		—		949,915		791,548		—		1,346,777		18,394,407
Accumulated amortization		(485,951)		—		—		—		(3,452,760)		(24,164)		(3,962,875)

Net		14,820,216		—		949,915		791,548		(3,452,760)		1,322,613		14,431,532

Software licenses		7,297,177		2,245,027		42,760		(307,955)		—		(494,241)		8,782,768
Accumulated amortization		(1,510,514)		—		—		1,434,129		(2,921,767)		573,554		(2,424,598)

Net		5,786,663		2,245,027		42,760		1,126,174		(2,921,767)		79,313		6,358,170

Content rights		1,862,030		768,888		—		—		—		3,609		2,634,527
Accumulated amortization		(158,555)		—		—		—		(270,191)		—		(428,746)

Net		1,703,475		768,888		—		—		(270,191)		3,609		2,205,781

Total of intangibles, net	Ps.	117,319,788	Ps.	22,521,377	Ps.	1,693,767	Ps.	3,208,169	Ps.	(15,000,875)	Ps.	(4,997,186)	Ps.	124,745,040

Goodwill (Note 12)	Ps.	140,903,391	Ps.	220,124	Ps.	711,723	Ps.	—	Ps.	—	Ps.	(4,721,522)	Ps.	137,113,716

	For the year ended December 31, 2016
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	175,295,775	Ps.	9,129,949	Ps.	360,144	Ps.	1,269,478	Ps.	—	Ps.	56,684,016	Ps.	242,739,362
Accumulated amortization		(84,846,524)		—		—		—		(10,255,271)		(31,606,303)		(126,708,098)

Net		90,449,251		9,129,949		360,144		1,269,478		(10,255,271)		25,077,713		116,031,264

Trademarks		22,824,013		—		101,655		(13,820)		—		4,877,302		27,789,150
Accumulated amortization		(11,523,707)		—		—		—		(330,576)		(3,367,974)		(15,222,257)

Net		11,300,306		—		101,655		(13,820)		(330,576)		1,509,328		12,566,893

Customer relationships		18,394,407		—		1,904,503		—		—		5,946,598		26,245,508
Accumulated amortization		(3,962,875)		—		—		—		(3,231,518)		(5,240,681)		(12,435,074)

Net		14,431,532		—		1,904,503		—		(3,231,518)		705,917		13,810,434

Software licenses		8,782,768		3,854,066		26,871		(829,680)		—		1,040,771		12,874,796
Accumulated amortization		(2,424,598)		(41,185)		(8,367)		829,680		(3,469,461)		(9,809)		(5,123,740)

Net		6,358,170		3,812,881		18,504		—		(3,469,461)		1,030,962		7,751,056

Content rights		2,634,527		2,242,556		—		(217,057)		—		216,272		4,876,298
Accumulated amortization		(428,746)		—		—		(1,612)		(2,236,141)		—		(2,666,499)

Net		2,205,781		2,242,556		—		(218,669)		(2,236,141)		216,272		2,209,799

Total of intangibles, net	Ps.	124,745,040	Ps.	15,185,386	Ps.	2,384,806	Ps.	1,036,989	Ps.	(19,522,967)	Ps.	28,540,192	Ps.	152,369,446

Goodwill (Note 12)	Ps.	137,113,716	Ps.	—	Ps.	3,953,023	Ps.	(356,832)	Ps.	—	Ps.	11,922,728	Ps.	152,632,635

	For the year ended December 31, 2017
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	242,739,362	Ps.	12,347,051	Ps.	53,923	Ps.	(1,037,458)	Ps.	—	Ps.	(6,689,054)	Ps.	247,413,824
Accumulated amortization		(126,708,098)		—		—		244,564		(11,879,489)		4,233,585		(134,109,438)

Net		116,031,264		12,347,051		53,923		(792,894)		(11,879,489)		(2,455,469)		113,304,386

Trademarks		27,789,150		127,823		82,868		(29,804)		—		809,175		28,779,212
Accumulated amortization		(15,222,257)		—		—		34,464		(3,179,461)		(474,151)		(18,841,405)

Net		12,566,893		127,823		82,868		4,660		(3,179,461)		335,024		9,937,807

Customer relationships		26,245,508		—		512,667		(882,338)		—		1,109,877		26,985,714
Accumulated amortization		(12,435,074)		—		—		882,338		(3,769,777)		(806,982)		(16,129,495)

Net		13,810,434		—		512,667		—		(3,769,777)		302,895		10,856,219

Software licenses		12,874,796		3,351,200		—		(1,698,118)		—		527,720		15,055,598
Accumulated amortization		(5,123,740)		—		—		1,212,669		(3,699,363)		(204,727)		(7,815,161)

Net		7,751,056		3,351,200		—		(485,449)		(3,699,363)		322,993		7,240,437

Content rights		4,876,298		2,099,084		—		(63,137)		—		(194,803)		6,717,442
Accumulated amortization		(2,666,499)		—		—		(195,658)		(1,820,092)		165,584		(4,516,665)

Net		2,209,799		2,099,084		—		(258,795)		(1,820,092)		(29,219)		2,200,777

Total of intangibles, net	Ps.	152,369,446	Ps.	17,925,158	Ps.	649,458	Ps.	(1,532,478)	Ps.	(24,348,182)	Ps.	(1,523,776)	Ps.	143,539,626

Goodwill (Note 12)	Ps.	152,632,635	Ps.	—	Ps.	951,348	Ps.	(134,525)	Ps.	—	Ps.	(1,986,226)	Ps.	151,463,232

b) The aggregate carrying amount of goodwill is allocated as follows:

	December 31,
	2016		2017
Europe (7 countries)	Ps.	52,207,877	Ps.	53,143,542
Brazil (Fixed, wireless and TV)		26,106,623		24,708,740
Puerto Rico		17,463,393		17,463,394
Dominican Republic		14,186,724		14,186,723
Mexico (includes Telmex)		9,936,857		9,852,912
Ecuador		2,155,385		2,155,385
Peru		3,792,950		3,958,110
El Salvador		2,510,596		2,510,577
Chile		2,758,653		2,834,134
Colombia		14,659,892		13,981,033
Other countries		6,853,685		6,668,682

	Ps.	152,632,635	Ps.	151,463,232

c) The following is a description of the major changes in the”Licenses and rights of use” caption during the years ended December 31, 2015, 2016 and 2017:

2015 Acquisitions

i) In October 2015, Radiomóvil Dipsa renewed a license to provide cellular service in the 800 MHz frequency band. The frequency band expires in 2030. The amount paid was Ps. 1,007,410.

ii) In May 2015, Claro Ecuador acquired licenses related to 4G/LTE services. The frequency band expires in 2023. The amount paid was Ps. 2,861,060.

iii) In 2015, Claro Brasil obtained renewals related with the frequency bands of national 700Mhz. Funding for these procedures must be transmitted by operators in four annual installments adjusted by the IGP-ID of Ps. 4,412,730 (R$ 1,001,414) for which the corresponding renewal was performed.

iv) In November 2015, Vipnet located in Croatia acquired 2 x 3 MHz and 2 x 4.8 MHz in the 1.800 MHz spectrum for EUR 18,513. Vipnet already holds 2 x 29.4 MHz in the lower frequency band (below 1 GHz), 2 x 25.0 in the higher frequency band (above 1 GHz) as well as 5.0 MHz TDD spectrum. The amount paid was Ps. 321,915.

v) In November 2015, Vip mobile, the Serbian subsidiary acquired 2 x 5 MHz of the 800 MHz spectrum. The new spectrum will be used by VIP mobile for the LTE rollout and will enhance the high-speed data service in rural areas as well as data usage in connection with smartphones. Vip mobile already holds a 2 x 4.2 MHz in the lower frequency band (below 1 GHz) as well as 2 x 45.0 MHz in the higher frequency band (above 1 GHz). The amount paid was Ps. 1,129,988 (EUR 60,942).

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

iv) On May 26, 2016, the Company’s subsidiary in Peru acquired spectrum in a public auction of the 700 MHz band. The frequency band expires in 2036. The cost of the spectrum was Ps. 5,627,316 (PEN$. 1,002,523).

v) In July 2016, Ecuador Telecom acquired a license to operate TV in Ecuador for a period that ends in 2031. The amount paid was Ps. 27,700 (US$ 1,500).

2017 Acquisitions

i) In 2017, Claro Brasil increased its licenses value by Ps. 3,592,034 due to the cleaning process of the 700 MHz national frequency acquired in September 2014.

ii) On February 24, 2017 Radiomóvil Dipsa renewed its 8.4 MHz national license by paying Ps. 917,431, and on July 14, 2017, it acquired 43 concession titles for frequencies of 2.5 GHz in the amount of Ps. 5,305,498.

iii) Additionally in 2017, the Company acquired other licenses in Chile, Europe, Uruguay and others countries in the amount of Ps. 2,532,088.

Amortization of intangibles for the years ended December 31, 2015, 2016 and 2017 amounted to Ps. 15,000,875, Ps. 19,522,968 and Ps. 24,348,182, respectively.

In September 2017, the Company decided to consolidate the brands in Telekom Austria Group. Depending on the respective markets, the Austrian brand “A1” will be rolled out to all the subsidiaries through the third quarter 2019, at the latest, and the local brands are amortized accordingly.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

12. Business combinations, acquisitions, sale and non-controlling interest

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2015, 2016 and 2017:

Acquisitions — 2015

a)	In February 2015, the Company acquired throughout its Telmex and Consertel subsidiaries an additional 35% of Hitss Solutions, S. A. de C.V. (Hitss) increasing its equity interest in this entity to 68.9%. Hitss offers information technology service. This acquisition was valued at is fair value at the purchase date. The Company started consolidating this subsidiary beginning March, 2015. The amount paid for the additional equity interest was Ps. 472,481, net of cash, and the goodwill recorded as part of this acquisition was Ps. 205,141. The identified goodwill has been allocated to the Mexico segment. The goodwill recognized is not deductible for income tax purposes.

b)	The following entities were acquired by Telekom Austria:

i)	In June 2015, acquired 100% of eight cable operators in the Republic of Macedonia through its subsidiary Blizoo.

ii)	In September 2015, acquired 100% of Amisco NV (‘Amis’), the holding entity of Amis Slovenia and Amis Croatia. Amis operates as a fixed-line reseller in Slovenia and owns a fiber network in Croatia. The companies offer internet, IPTV and telephone services.

iii)	In September 2015, acquired 100% of Bultel Cable Bulgaria EAD (‘Blizoo Bulgaria’).

The acquired companies were consolidated beginning October 2015. The amount paid was Ps. 2,864,968, net of cash, and the goodwill recognized as part of these acquisitions was Ps. 711,723. The identified goodwill has been allocated to the Europe segment. The goodwill recognized is not deductible for income tax purposes.

c)	During 2015, the Company acquired throughout its Mexican and Brazil subsidiaries other entities for which they paid Ps. 119,704, net of cash.

d)	The Company acquired an additional non-controlling interest in its Mexican and Brazil entities for an amount of Ps. 1,031,049.

Acquisitions and sale 2016

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

b) In May 2016, the Company acquired an additional non-controlling interest of 1.8% in Tracfone Wireless Inc. thereby obtaining 100% of its capital stock. The amount paid was Ps. 2,300,553 (US$ 124,673). This transaction was recorded as an equity transaction, and therefore, no gain or loss was recognized.

c) In May 2016, the Company through his subsidiary, América Móvil Perú, S.A.C. acquired 100% of the capital stock of Olo del Perú S.A.C. (“Olo”), and TVS Wireless S.A.C. (“TVS”). Olo and TVS provide telecommunications services throughout Peru and hold radio spectrum in the 2.5 GHz band. The transaction was conditioned to the obtention of the approval of the Peruvian regulator, such approval was finally obtained in December 2016. The amount of the transaction was Ps. 1,854,379 (US$. 102,343) net of acquired cash. In May 2016 the Company paid Ps. 152,214 (US$ 7,554) and in January 2017, after the approval, Ps. 2,079,095 (US$ 94,789). The goodwill recognized amounted to Ps. 1,454,333 in December 2016 and Ps. 188,452 in December 2017.

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

Acquisitions 2017

a) In February 2017, Telekom Austria Group acquired 97.68% of Metronet telekomunikacije through its Croatian subsidiary Vipnet. Metronet is one of the leading alternative fixed business solutions provider in Croatia. The fair values of the assets acquired and liabilities assumed at the acquisition date are reported in the Europe segment. The amount paid for the business acquisition was Ps. 1,550,534, net of acquired cash. The goodwill recognized amounted to Ps. 502,574.

b) During 2017, the Company acquired through its subsidiaries, other entities for which if paid Ps. 3,249,164, net of acquired cash. The identified goodwill has been allocated to the Europe segment. The goodwill recognized amounted to Ps. 260,355.

c) The Company acquired an additional non-controlling interest in its Mexican entities for an amount of Ps. 23,881.

b)	Consolidated subsidiaries with non-controlling interests

The Company has a material non-controlling interest in Telekom Austria. Set out below is summarized information as of December 31, 2016 and 2017 of TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the statements of financial position

	December 31,
	2016		2017
Assets:
Current assets	Ps.	31,371,809	Ps.	29,128,486
Non-current assets		143,708,470		150,225,260

Total assets	Ps.	175,080,279	Ps.	179,353,746

Liabilities and equity:
Current liabilities	Ps.	40,961,299	Ps.	30,192,384
Non-current liabilities		80,966,903		89,048,150

Total liabilities		121,928,202		119,240,534
Equity attributable to equity holders of the parent		23,527,370		25,808,318
Non-controlling interest (1)		29,624,707		34,304,894

Total equity	Ps.	53,152,077	Ps.	60,113,212

Total liabilities and equity	Ps.	175,080,279	Ps.	179,353,746

(1)	In 2017 this amount includes Ps. 14,942,886 (Ps. 13,715,747 in 2016) for the undated subordinated fixed rate bond (see Note 19).

Summarized statements of comprehensive income

	For the year ended December 31,
	2015		2016		2017
Operating revenues	Ps.	73,159,960	Ps.	85,185,177	Ps.	93,644,173
Operating costs and expenses		66,913,434		81,590,233		86,920,692

Operating income		6,246,526		3,594,944		6,723,481

Net income		6,157,758		7,065,770		5,656,132

Total comprehensive income	Ps.	4,968,909	Ps.	8,450,837	Ps.	7,737,797

Net income attributable to:
Equity holders of the parent	Ps.	3,674,886	Ps.	3,241,556	Ps.	2,884,627
Non-controlling interest		2,482,872		3,824,214		2,771,505

	Ps.	6,157,758	Ps.	7,065,770	Ps.	5,656,132

Comprehensive income attributable to:
Equity holders of the parent	Ps.	2,967,698	Ps.	4,311,801	Ps.	3,978,263
Non-controlling interest		2,001,211		4,139,036		3,759,534

	Ps.	4,968,909	Ps.	8,450,837	Ps.	7,737,797

13.	Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2015, 2016 and 2017 is as follows:

	2015		2016		2017
In Mexico:
Current year income tax	Ps.	17,156,638	Ps.	14,316,005	Ps.	16,568,274
Deferred income tax		(4,095,128)		(12,086,232)		2,582,287
Foreign:
Current year income tax		17,775,360		15,367,903		13,524,729
Deferred income tax		(11,657,219)		(6,198,820)		(7,733,779)

	Ps.	19,179,651	Ps.	11,398,856	Ps.	24,941,511

Deferred tax related to items recognized in OCI during the year:

	2015		2016		2017
Remeasurement of defined benefit plans	Ps.	7,786,292	Ps.	(7,734,732)	Ps.	3,032,403
Effect of financial instruments acquired for hedging purposes		(16,069)		(21,046)		(5,337)
Available for sale securities		169,529		2,858,452		(266,753)
Other		(4,019)		136,879		—

Deferred tax benefit (expense) recognized in OCI	Ps.	7,935,733	Ps.	(4,760,447)	Ps.	2,760,313

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2015		2016		2017
Statutory income tax rate in Mexico	30.0%		30.0%		30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	6.2%		15.9%		17.8%
Derivatives	0.5%		8.0%		1.0%
Employee benefits	1.7%		4.4%		2.2%
Other	(0.1%	)	9.8%		2.6%

Effective tax rate on Mexican operations	38.3%		68.1%		53.6%
Use of tax credits in Brazil	0.4%		(0.6%	)	(0.4%	)
Equity interest in net loss (income) of associated companies	0.8%		(0.2%	)	—
Gain on derecognition of equity method investment	(6.4%	)	—		—
Dividends received from associates	(0.9%	)	(7.9%	)	(1.2%	)
Foreign subsidiaries and other non-deductible items, net	2.0%		(10.8%	)	(8.3%	)

Effective tax rate	34.2%		48.6%		43.7%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statement of financial position				Consolidated statement of comprehensive income
	2016		2017		2015		2016		2017
Provisions	Ps.	25,850,131	Ps.	26,268,666	Ps.	(126,330)	Ps.	1,622,132	Ps.	1,579,604
Deferred revenues		8,222,412		7,461,802		1,065,242		(12,128)		(965,010)
Tax losses carry forward		38,208,079		38,332,408		(1,222,172)		12,706,245		(323,506)
Property, plant and equipment		(9,716,615)		(9,929,129)		7,110,085		2,445,783		1,974,753
Inventories		1,522,739		2,003,049		(1,527,453)		(229,571)		519,046
Licenses and rights of use		(2,530,747)		(2,455,877)		2,548,353		54,182		348,201
Employee benefits		28,243,207		33,253,071		2,614,932		3,616,952		1,225,310
Other		8,790,612		9,639,995		5,289,690		(1,918,543)		793,094

Net deferred tax assets	Ps.	98,589,818	Ps.	104,573,985

Deferred tax expense in net profit for the year					Ps.	15,752,347	Ps.	18,285,052	Ps.	5,151,492

Reconciliation of deferred tax assets and liabilities, net:

	2015		2016		2017
Opening balance as of January 1,	Ps.	52,310,097	Ps.	69,817,147	Ps.	98,589,818
Deferred tax benefit		15,752,347		18,285,052		5,151,492
Effect of translation		(6,259,252)		15,273,228		(1,687,276)
Deferred tax benefit (expense) recognized in OCI		7,935,732		(4,760,447)		2,760,313
Deferred taxes acquired in business combinations		78,223		(25,162)		(240,362)

Closing balance as of December 31,	Ps.	69,817,147	Ps.	98,589,818	Ps.	104,573,985

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	81,407,012	Ps.	112,651,699	Ps.	116,571,349
Deferred income tax liabilities		(11,589,865)		(14,061,881)		(11,997,364)

	Ps.	69,817,147	Ps.	98,589,818	Ps.	104,573,985

The deferred tax assets are in tax jurisdictions in which the Company considers that based on financial projections of its cash flows, results of operations and synergies between subsidiaries, will generate sufficient taxable income in subsequent periods to utilize or realize such assets.

The Company does not recognize a deferred tax liability related to the undistributed earnings of its subsidiaries, because it currently does not expect these earnings to be taxable or to be repatriated in the near future. The Company’s policy has been to distribute the profits when it has paid the corresponding taxes in its home jurisdiction and the tax can be accredited in Mexico.

At December 31, 2016 and 2017, the balance of the contributed capital account (“CUCA”) is Ps. 478,087,224 and Ps. 510,832,194, respectively. On January 1, 2014, the Cuenta de Utilidad Fiscal Neta (“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 191,795,991 and Ps. 225,105,342 as of December 31, 2016 and 2017, respectively.

Corporate tax rate

The income tax rate applicable in Mexico from 2015 through 2017 was 30%.

ii)	Significant foreign income tax matters

a) Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The combined income before taxes and the combined provision for taxes of such subsidiaries in 2015, 2016 and 2017 are as follows:

	2015		2016		2017
Combined income before taxes	Ps.	27,933,182	Ps.	45,697,258	Ps.	38,286,046
Combined tax provision differences not deductible-not cumulative in the foreign subsidiaries	Ps.	6,118,142	Ps.	9,169,083	Ps.	5,790,950

The effective income tax rate for the Company’s foreign jurisdictions was 22% in 2015, 20% in 2016 and 15% in 2017 as shown in the table above. The statutory tax rates in these jurisdictions vary, although many approximate 22% to 40%. The primary difference between the statutory rates and the effective rates in 2015 was attributable to the gain on derecognition of the equity method investment in KPN. The primary difference between the statutory rates and the effective rates in 2016 and 2017 was attributable to dividends received from KPN and other non-deductible items and non-taxable income.

iii)	Tax losses

a) At December 31, 2017, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2017	Tax loss carryforward benefit
Brazil	Ps.78,617,318	Ps.26,729,887
Mexico	1,850,216	555,065
Colombia	11,221,937	4,488,775
Peru	421,788	124,427
Austria	25,733,966	6,433,492
Nicaragua	2,536	762

Total	Ps. 117,847,761	Ps. 38,332,408

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps. 78,617,318 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2017. In Brazil there is no expiration of the NOL’s. However, the NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate taxable temporary differences related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s recent restructure in 2017 of its operations in Brazil, resulting in an organizational structure that is anticipated to be more efficient and profitable.

bii) The Company has accumulated Ps. 25,733,966 in NOL’s in Austria as of December 31, 2017. In Austria, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.

biii) The Company has accumulated Ps. 11,221,937 in NOL’s in Colombia that in accordance with the Colombian tax law can be carried forward with no time limitation. The Company expects to generate operating tax profits in the following years and realize the deferred tax asset. NOL’s were generated in 2017 by the transaction described in Note 1.II.a)

14.	Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2016
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.625%	2017	Ps.	12,088,686
	Fixed-rate Senior notes (i)	5.000%	2019		15,548,550
	Fixed-rate Senior notes (i)	5.500%	2019		7,823,657
	Fixed-rate Senior notes (i)	5.000%	2020		44,050,390
	Fixed-rate Senior notes (i)	3.125%	2022		33,170,240
	Fixed-rate Senior notes (i)	6.375%	2035		20,344,345
	Fixed-rate Senior notes (i)	6.125%	2037		7,654,551
	Fixed-rate Senior notes (i)	6.125%	2040		25,914,250
	Fixed-rate Senior notes (i)	6.125%	2040		15,548,550
	Fixed-rate Senior notes (i)	4.375%	2042		23,841,110

	Subtotal U.S. dollars			Ps.	205,984,329

Mexican pesos
	Domestic Senior notes (ii)	8.390%	2017	Ps.	2,000,000
	Domestic Senior notes (ii)	8.110%	2018		1,750,000
	Domestic Senior notes (ii)	8.270%	2018		1,160,109
	Domestic Senior notes (ii)	8.600%	2020		7,000,000
	Domestic Senior notes (ii)	0.000%	2025		4,133,793
	Domestic Senior notes (ii)	8.360%	2037		5,000,000
	Fixed-rate Senior notes (i)	6.000%	2019		10,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700

	Subtotal Mexican pesos			Ps.	72,415,602

Euros
	Fixed-rate Senior notes (i)	4.250%	2017	Ps.	10,962,292
	Fixed-rate Senior notes (i)	3.750%	2017		21,803,213
	Fixed-rate Senior notes (i)	1.000%	2018		13,081,928
	Fixed-rate Senior notes (i)	4.125%	2019		21,803,213
	Exchangeable Bonds (i)	0.000%	2020		61,961,244
	Fixed-rate Senior notes (i)	3.000%	2021		21,803,213
	Fixed-rate Senior notes (i)	3.125%	2021		17,399,163
	Fixed-rate Senior notes (i)	4.000%	2022		18,067,554
	Fixed-rate Senior notes (i)	4.750%	2022		16,352,410
	Fixed-rate Senior notes (i)	3.500%	2023		7,047,557
	Fixed-rate Senior notes (i)	3.259%	2023		16,352,410
	Fixed-rate Senior notes (i)	1.500%	2024		18,532,731
	Fixed-rate Senior notes (i)	1.500%	2026		10,901,607
	Fixed-rate Senior notes (i)	2.125%	2028		14,172,089

	Subtotal Euros			Ps.	270,240,624

At December 31, 2016
Currency	Loan	Interest rate	Maturity	Total
Pound sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,791,274
	Fixed-rate Senior notes (i)	5.750%	2030		16,628,656
	Fixed-rate Senior notes (i)	4.948%	2033		7,674,764
	Fixed-rate Senior notes (i)	4.375%	2041		19,186,911

	Subtotal Pound sterling			Ps.	56,281,605

Swiss francs
	Fixed-rate Senior notes (i)	2.000%	2017	Ps.	5,493,109
	Fixed-rate Senior notes (i)	1.125%	2018		11,189,666

	Subtotal Swiss francs			Ps.	16,682,775

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,306,643

	Subtotal Japanese yen			Ps.	2,306,643

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,079,443

	Subtotal Chilean pesos			Ps.	4,079,443

	Subtotal other currencies			Ps.	6,386,086

Hybrid Notes
Euros
	Euro NC5 Series A Capital Securities (iv)	5.125%	2073	Ps.	19,622,892
	Euro NC10 Series B Capital Securities (iv)	6.375%	2073		11,991,767

	Subtotal Euros			Ps.	31,614,659

Pound sterling
	GBP NC7 Capital Securities (iv)	6.375%	2073	Ps.	14,070,401

	Subtotal Pound sterling			Ps.	14,070,401

	Subtotal Hybrid Notes			Ps.	45,685,060

At December 31, 2016
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
U.S. dollars
	Lines of credit (iii)	1.500% - 8.500%	2017	Ps.	14,929,806
Mexican pesos
	Lines of credit (iii)	TIIE + 0.150% - TIIE + 2.000%	2017	Ps.	15,111,048
Euros
	Lines of credit (iii)	3.525%	2018	Ps.	491,144
Brazilian reals
	Lines of credit (iii)	3.000% - 9.500%	2018 - 2021	Ps.	3,467,091
Chilean pesos
	Financial Leases	8.700% - 8.970%	2018 - 2027	Ps.	126,233

	Subtotal lines of credit and others			Ps.	34,125,322

	Total debt			Ps.	707,801,403

	Less: Short-term debt and current portion of long-term debt				82,607,259
	Long-term debt			Ps.	625,194,144

At December 31, 2017
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2019	Ps.	14,840,025
	Fixed-rate Senior notes (i)	5.500%	2019		7,467,145
	Fixed-rate Senior notes (i)	5.000%	2020		42,043,077
	Fixed-rate Senior notes (i)	3.125%	2022		31,658,720
	Fixed-rate Senior notes (i)	6.375%	2035		19,417,282
	Fixed-rate Senior notes (i)	6.125%	2037		7,305,744
	Fixed-rate Senior notes (i)	6.125%	2040		39,573,400
	Fixed-rate Senior notes (i)	4.375%	2042		22,754,705

	Subtotal U.S. dollars			Ps.	185,060,098

Mexican pesos
	Domestic Senior notes (ii)	8.110%	2018	Ps.	1,750,000
	Domestic Senior notes (ii)	8.270%	2018		1,160,110
	Domestic Senior notes (ii)	8.600%	2020		7,000,000
	Domestic Senior notes (ii)	0.000%	2025		4,409,873
	Domestic Senior notes (ii)	8.360%	2037		5,000,000
	Fixed-rate Senior notes (i)	6.000%	2019		10,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700

	Subtotal Mexican pesos			Ps.	70,691,683

At December 31, 2017
Currency	Loan	Interest rate	Maturity	Total
Euros
	Fixed-rate Senior notes (i)	1.000%	2018	Ps.	14,252,360
	Fixed-rate Senior notes (i)	4.125%	2019		23,753,933
	Exchangeable Bonds (i)	0.000%	2020		67,504,878
	Fixed-rate Senior notes (i)	3.000%	2021		23,753,933
	Fixed-rate Senior notes (i)	3.125%	2021		18,727,775
	Fixed-rate Senior notes (i)	4.000%	2022		19,333,685
	Fixed-rate Senior notes (i)	4.750%	2022		17,815,450
	Fixed-rate Senior notes (i)	3.500%	2023		7,594,262
	Fixed-rate Senior notes (i)	3.259%	2023		17,815,450
	Fixed-rate Senior notes (i)	1.500%	2024		20,190,843
	Fixed-rate Senior notes (i)	1.500%	2026		17,815,450
	Fixed-rate Senior notes (i)	2.125%	2028		15,440,057

	Subtotal Euros			Ps.	263,998,076

Pound sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,368,884
	Fixed-rate Senior notes (i)	5.750%	2030		17,379,549
	Fixed-rate Senior notes (i)	4.948%	2033		8,021,330
	Fixed-rate Senior notes (i)	4.375%	2041		20,053,326

	Subtotal Pound sterling			Ps.	58,823,089

Swiss francs
	Fixed-rate Senior notes (i)	1.125%	2018	Ps.	11,169,748

	Subtotal Swiss francs			Ps.	11,169,748

Brazilian reals
	Domestic Senior notes (ii)	102.9% of CDI	2020	Ps.	8,972,204
	Domestic Senior notes (ii)	102.4% of CDI	2019		5,981,469
	Domestic Senior notes (ii)	103.9% of CDI	2019		5,981,469

	Subtotal Brazilian reals			Ps.	20,935,142

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,282,608

	Subtotal Japanese yen			Ps.	2,282,608

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,312,424

	Subtotal Chilean pesos			Ps.	4,312,424

	Subtotal other currencies			Ps.	6,595,032

Hybrid Notes
Euros
	Euro NC5 Series A Capital Securities (iv)	5.125%	2073	Ps.	21,378,540
	Euro NC10 Series B Capital Securities (iv)	6.375%	2073		13,064,663

	Subtotal Euros			Ps.	34,443,203

At December 31, 2017
Currency	Loan	Interest rate	Maturity	Total
Pound sterling
	GBP NC7 Capital Securities (iv)	6.375%	2073	Ps.	14,705,772

	Subtotal Pound sterling			Ps.	14,705,772

	Subtotal Hybrid Notes			Ps.	49,148,975

Lines of Credit & others
U.S. dollars
	Lines of credit (iii)	L + 0.020% & 1.500% -7.250%	2018 - 2019	Ps.	14,474,350
Mexican pesos
	Lines of credit (iii)	TIIE + 0.040% -TIIE + 0.175%	2018 - 2019	Ps.	12,500,000
Brazilian reals
	Lines of credit (iii)	107.000% of CDI -TJLP + 3.500% & 3.000% -9.500%	2018 - 2027	Ps.	4,389,260
Chilean pesos
	Financial Leases	8.700% - 8.970%	2018 - 2027	Ps.	99,446

	Subtotal Lines of Credit and others			Ps.	31,463,056

	Total debt			Ps.	697,884,899

	Less: Short-term debt and current portion of long-term debt				51,745,841

	Long-term debt			Ps.	646,139,058

L = LIBOR (London Interbank Offer Rate)

TIIE = Mexican Interbank Rate

EURIBOR = Euro Interbank Offered Rate

CDI = Brazil Interbank Deposit Rate

TJLP = Brazil Long Term Interest Rate

Interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2016, and December 31, 2017 was approximately 4.2% and 4.3%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2016, and December 31, 2017, is as follows:

	2016	2017
Domestic Senior Notes	Ps. 2,000,000	Ps. 2,910,110
International Senior Notes	50,955,191	26,084,386
Lines of credit	29,619,908	22,714,383
Financial Leases	32,160	36,962

Total	Ps. 82,607,259	Ps. 51,745,841

Weighted average interest rate	5.1%	4.0%

The Company’s long-term debt maturities as of December 31, 2017 are as follows:

Years	Amount
2019	Ps.	76,492,210
2020		126,769,569
2021		42,453,673
2022 and thereafter		400,423,606

Total	Ps.	646,139,058

(i) Senior Notes

The outstanding Senior Notes at December 31, 2016, and December 31, 2017, are as follows:

Currency*	2016	2017
U.S. dollars	Ps. 205,984,329	Ps. 185,060,098
Mexican pesos	72,415,602	70,691,683
Euros**	270,240,624	263,998,076
Pound sterling**	56,281,605	58,823,089
Swiss francs	16,682,775	11,169,748
Japanese yens	2,306,643	2,282,608
Brazilian reals	—	20,935,142
Chilean pesos	4,079,443	4,312,424

*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

(ii) Domestic Senior Notes

At December 31, 2016, and December 31, 2017, debt under Domestic Senior Notes aggregated to Ps. 21,044 million and Ps. 40,255 million, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE and CDI rate.

(iii) Lines of credit

At December 31, 2016, and December 31, 2017, debt under lines of credit aggregated to Ps. 33,999 million and Ps. 31,364 million, respectively.

The Company has two undrawn revolving syndicated facilities –one for the Euro equivalent of U.S. 2,000 million and the other for U.S. 2,500 million maturing in 2021 and 2019, respectively. These loans bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an undrawn revolving syndicated facility in Euros for 1,000 million at a variable rate based on EURIBOR that matures in 2019.

(iv) Hybrid Notes

In September 2013 the Company issued three series of Capital Securities (hybrid notes) maturing in 2073: two series denominated in Euros for €1,450 million with a coupon of 5.125% and 6.375% respectively, and one series denominated in pound sterling in the amount of £550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023, respectively, for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2017, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as its current shareholders continue to hold the majority of the Company’s voting shares.

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

At December 31, 2017, the Company was in compliance with all the covenants.

15. Accounts Payable, Accrued Liabilities and Asset Retirement Obligations

a) The components of the caption accounts payable and accrued liabilities are as follows:

	At December 31,
	2016	2017
Suppliers	Ps. 132,796,101	Ps. 106,483,848
Sundry creditors	89,494,976	91,842,929
Interest payable	9,971,959	8,930,561
Guarantee deposits from customers	1,258,065	1,460,286
Dividends payable	3,744,025	3,955,783

Total	Ps. 237,265,126	Ps. 212,673,407

b) The balance of accrued liabilities at December 31, 2016 and 2017 are as follows:

	At December 31,
	2016	2017
Current liabilities
Direct employee benefits payable	Ps. 19,713,160	Ps. 16,673,627
Contingencies	50,766,070	51,079,131

Total	Ps. 70,479,230	Ps. 67,752,758

The movements in contingencies for the years ended December 31, 2016 and 2017 are as follows:

	Balance at December 31, 2015	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2016
					Payments	Reversals
Contingencies	Ps. 34,611,091	Ps. 30,333	Ps. 15,397,279	Ps. 12,199,311	Ps. (8,959,551)	Ps. (2,512,393)	Ps. 50,766,070

	Balance at December 31, 2016	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2017
					Payments	Reversals
Contingencies	Ps. 50,766,070	Ps. 115,971	Ps. (648,685)	Ps. 10,510,473	Ps. (7,618,520)	Ps. (2,046,178)	Ps. 51,079,131

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 16 c) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2016 and 2017, are as follows:

	Balance at December 31, 2015		Effect of translation		Increase of the year		Applications				Balance at December 31, 2016
							Payments		Reversals
Asset retirement obligations	Ps.	11,569,897	Ps.	2,806,374	Ps.	2,510,635	Ps.	(121,317)	Ps.	(476,958)	Ps.	16,288,631

	Balance at December 31, 2016		Effect of translation		Increase of the year		Applications				Balance at December 31, 2017
							Payments		Reversals
Asset retirement obligations	Ps.	16,288,631	Ps.	(119,928)	Ps.	3,160,320	Ps.	(126,088)	Ps.	(957,806)	Ps.	18,245,129

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites, and may include labor costs.

16. Commitments and Contingencies

a) Leases

At December 31, 2016 and 2017, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of towers and or premises where the Company has installed radio bases. The lease agreements generally have terms from one to fourteen years.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index.

The Company has the following non-cancelable commitments under finance leases:

Year ended December 31,
2018	Ps. 45,355
2019	10,244
2020	10,244
2021	10,244
2022	10,244
2023 and thereafter	47,812

Total	134,143
Less: amounts representing finance charges	(34,697)

Present value of net minimum lease payments	99,446
Less current portion	(36,965)

Long-term obligations	Ps. 62,481

An analysis of non-cancellable operating leases is as follows:

Year ended December 31,
2018	Ps.	20,385,429
2019		19,465,817
2020		17,828,512
2021		11,868,287
2022		11,698,510
2023 and thereafter		44,304,913

Total	Ps.	125,551,468

Rent expense for the years ended December 31, 2015, 2016 and 2017 was Ps. 22,015,761, Ps. 32,300,963 and Ps. 35,571,283, respectively.

b) Commitments

At December 31, 2017, there were commitments in certain subsidiaries for the acquisition of equipment for incorporation into their 4G networks for an amount up to approximately Ps. 13,186,926 (US$ 666,454). The completion period of these projects depends upon the type of fixed assets under construction. In the case of telephone plant (switching transmission), it takes six months on average; for others, it may take more than 2 years.

These commitments will be paid as follows:

Less than 1 year	Ps. 11,920,981
1 to 3 years	1,265,945

Total	Ps. 13,186,926

As of December 31, 2017, the Company has purchase commitments with telephone manufacturers for cellular phones for resale for approximately Ps. 12,307,327 (US$622,000), for delivery through March 2018.

In addition, Tracfone has entered into long-term contracts with wireless carriers for the purchase of airtime minutes and data at current market prices. The purchase commitments are with two carriers and at December 31, 2017, these commitments are expected to be paid as follows:

Year ended December 31,
2018	Ps	. 72,201,668
2019		53,621,957
2020		16,027,227

Total	Ps	. 141,850,852

c) Contingencies

I. MEXICO

a. América Móvil

Tax Assessment

In December 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified the Company of a Ps. 529,700 tax assessment related to the Company’s tax return for the fiscal year ended December 31, 2005, and reduced the Company’s consolidated tax loss for that year from Ps. 8,556,000 to zero. The Company has challenged this assessment in federal tax court, and the challenge is still pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this assessment, which it does not consider probable.

ICSID (Additional Facility) Arbitration Proceedings

In August 2016, AMX initiated an arbitration claim against the Republic of Colombia (the “ICSID Arbitration”) on behalf of itself and its subsidiary Comcel under the ICSID Additional Facility Rules pursuant to the investment chapter of the Mexico-Colombia Free Trade Agreement (the “Mexico-Colombia FTA”). The claim relates to certain measures adopted by Colombia since August 2013, including the Colombian Constitutional Court’s decision of 2013 holding that certain laws eliminating the reversion of telecommunication assets did not apply to concessions granted prior to 1998, among them, Comcel’s concessions. As a result, the Ministry of Information Technology and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones or “ITC Ministry”) refused to recognize Comcel’s property rights over its assets following the termination of its concession contracts and decided that Comcel must pay a fee to rent those assets. Moreover, the ITC Ministry initiated an arbitration proceeding pursuant to the concession contracts seeking the reversion of all assets related to those contracts. This has prevented Comcel from using or disposing of its assets freely. AMX has requested compensation on the basis of Colombia’s breach of the Mexico-Colombia FTA and other international legal obligations.

In September 2017, the tribunal issued the first procedural order setting out the procedural calendar. AMX submitted its memorial on jurisdiction and the merits of its claim in December 2017. The parties to the arbitration will exchange further written pleadings in 2018. No hearing date has yet been fixed.

b. Telcel

Mobile Termination Rates

The mobile termination rates between Telcel and other operators have been the subject of various legal proceedings. As of the date of this report, all proceedings arising from interconnection disagreements in which the IFT set the tariffs applicable for 2014 have been resolved, confirming the IFT’s rates. As such resolutions were not subject to suspension, there was no contingency at the expense of the Company.

All proceedings related to the interconnection rates between 2015 and 2016 were resolved by the IFT. Telcel has contested the fact that the rates set by the IFT were not determined as of the date of the applicable resolutions but since January, 2015, and such challenge was resolved in favor of the Company by the Mexican Supreme Court (Suprema Corte de Justicia de la Nación or “SCJN”). As a consequence, Telcel has a balance it may collect from other operators, due to the difference between the amount actually paid and the amount that should have been paid in accordance with the applicable rates.

With respect to the termination rates for 2017, Telcel has challenged the applicable resolutions and such challenges are still pending.

Given the fact that the “zero rate” that prevented Telcel from charging interconnection rates in its mobile network was held unconstitutional by the SCJN, the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018. The resolutions setting said rates have been challenged by Telcel and such challenges are still pending.

The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings in Mexico. The Company cannot predict when or how these matters will be resolved or the financial effects of any such resolution. As of December 31, 2017, the Company has a provision of approximately Ps. 494,488 in the accompanying consolidated financial statements to cover the losses considered probable.

Class Action Lawsuits

The Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”) initiated a proceeding before Mexican courts in 2011 on behalf of customers who alleged deficiencies in the quality of Telcel’s network in 2010 and breach of customer agreements. In June 2017, this proceeding was resolved in favor of Telcel, as Profeco failed to prove any breach by Telcel of the standard contract form executed by Telcel’s customers.

Telcel is also subject to two class action lawsuits initiated by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates. The Company does not currently have enough information on these proceedings to determine whether any of the class action lawsuits could have an adverse effect on the Company’s business and results of operations in the event that they are resolved against Telcel. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for a loss arising from these proceedings.

c. Telmex and Telnor

Monopolistic Practices Investigation

During 2007, Cofeco initiated one investigation into alleged monopolistic practices of Telmex and Telnor related to the fixed-network interconnection services market. Telmex and Telnor have filed legal proceedings in connection with this ruling, including an appeal for relief, which was resolved against Telmex and Telnor on April 16, 2018.

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

In January 2015, the IFT imposed a fine on Telmex for an amount of Ps. 14,414 on the grounds that an alleged merger (concentración) between Telmex and Dish was not notified in November 2008. Telmex filed an appeal for relief against this resolution (amparo) and the case is pending. The Company cannot predict the outcome of such proceedings.

In August 2015, in relation with some Dish operations, the IFT initiated several proceedings in order to determine potential violations of (i) Telmex’s concession, with respect to an alleged indirect exploitation of a public television services concession and (ii) certain provisions of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión) regarding the cost-free rule of re-transmission of television broadcast signals (commonly known as “must offer”), through other operators.

d. America Central Tel

Tax Assessment

In August 2016, the SAT notified the Company’s subsidiary América Central Tel, S.A. de C.V. (“ACT”) of a tax assessment of approximately Ps. 1,244,000, for alleged tax improprieties for the fiscal year ended December 31, 2008. The SAT alleged that certain taxes paid by ACT in Guatemala in relation to dividends received in Mexico could not be applied as tax credits for income tax purposes in Mexico. ACT has challenged the SAT’s assessment though an administrative appeal and a resolution is still pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this assessment, which the Company does not consider probable.

e. Sercotel

Tax Assessment

In March 2012, the SAT notified the Company and its subsidiary Sercotel, S.A. de C.V. (“Sercotel”) of a fine of approximately Ps. 1,400,000 for alleged tax improprieties arising from the transfer of certain accounts receivable from one of the Company’s other subsidiaries to Sercotel. In July 2014, the Company challenged the fine before the federal tax court, and the challenge is still pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this fine, which the Company does not consider probable.

II. BRAZIL

Following the merger in 2014 of the Company’s subsidiaries Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Embratel Participações S.A. (“Embrapar”) and Net Serviços de Comunicação S.A. (“Net Serviços”) into Claro S.A. (“Claro Brasil”), Claro Brasil became the legal successor of Embratel, Embrapar and Net Serviços.

a. Tax Matters

ICMS

As of December 31, 2017, the Company’s Brazilian subsidiaries Claro Brasil, Star One S.A. (“Star One”), Primesys Soluções Empresariais S.A. (“Primesys”), Telmex Do Brasil Ltda. (“TdB”), Americel S.A. (“Americel”), Brasil Telecomunicações S.A. (“BrTel”) and TVSAT Telecomunicações S.A. (“TV SAT”), had aggregate tax contingencies related to value-added tax (“ICMS”) of approximately Ps. 64,749,404 (R$10,825 million). As of December 31, 2017, the Company has established a provision of Ps. 3,541,030 (R$ 592 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable. Such ICMS contingencies include:

•	Tax assessments against Star One in the amount of Ps. 23,668,673 (R$ 3,957 million) based on allegations that the provision of satellite capacity by Star One is subject to ICMS. The Company is contesting these tax assessments in separate proceedings at different litigation stages and has obtained favorable judicial decisions in two proceedings. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these assessments, which the Company does not consider probable.

•	Tax assessments against Claro Brasil and Americel in the amount of Ps. 7,363,189 (R$ 1,231 million), due to a decision that held certain benefits granted by the Brazilian states unconstitutional. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these assessments, which the Company does not consider probable.

•	A tax assessment against Primesys in the amount of Ps. 4,510,028 (R$ 754 million), related to ICMS over certain activities not deemed as part of data communication services. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this assessment, which the Company does not consider probable.

CSLL/IRPJ

As of December 31, 2017, Claro Brasil, Americel, BrTel and Star One had aggregate tax contingencies related to social contribution on net income (“CSLL”) and corporate income tax (“IRPJ”) in an amount of Ps. 20,929,161 (R$ 3,499 million). As of December 31, 2017, the Company has established a provision of Ps. 3,158,216 (R$ 528 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

The aforementioned CSLL/IRPJ contingencies include a tax assessment against Claro Brasil in the amount of Ps. 12,728,566 (R$ 2,128 million) alleging the undue amortization of goodwill amounts between 2009 and 2012, and charging CSLL, IRPJ and penalties due to the late payment of taxes. Claro Brasil has challenged this assessment at the administrative level and the challenge is still pending. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this assessment, which the Company does not consider probable.

PIS/COFINS

As of December 31, 2017, Claro Brasil, Americel, Star One, TdB and Brasil Center Comunicações Ltda. (“Brasil Center”) had aggregate tax assessments related to social integration program (“PIS”) and contribution for social security financing (“COFINS”) in the amount of Ps. 32,999,765 (R$ 5,517 million). As of December 31, 2017, the Company has established a provision of Ps. 20,743,735 (R$ 3,468 million) in the accompanying consolidated financial statements for the losses arising from the PIS/COFINS assessments that the Company considers probable. With respect to such PIS/COFINS assessments:

•	Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds to exclude ICMS payments and interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final ruling and pursuant to applicable Brazilian procedure, the companies have paid the tax based on their position in the lawsuits, and have established a provision for the disputed amounts. As of December 31, 2017, the total amount in dispute was approximately Ps. 20,636,069 (R$ 3,450 million).

•	Tax assessments against Claro Brasil and Americel related to the offset of PIS and COFINS credits recorded in the non-cumulative method in an amount of Ps. 9,426,795 (approximately R$ 1,576 million) as of December 31, 2017. The Company has not established a provision in the accompanying consolidated financial statements to cover the losses arising from this contingency, which the Company does not consider probable.

FUST/FUNTTEL

Anatel has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One, BrTel and TVSAT in an aggregate amount of Ps. 17,107,002 (R$ 2,860 million) mainly based on an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate its fund for universal telecommunication services (“FUST”) obligations. The companies are contesting these assessments. As of December 31, 2017, the Company has established a provision of Ps. 11,963 (R$ 2 million) in the accompanying consolidated financial statements to cover the losses arising from these assessments that the Company considers probable.

In addition, the Brazilian Ministry of Communications (Ministério das Comunicações) has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, Star One, BrTel and TVSAT totaling an amount of Ps. 5,736,229 (R$ 959 million) as of December 31, 2017, due to an alleged underpayment of their obligations to telecommunications technology development fund (“FUNTTEL”). The companies have challenged these assessments, which are still pending. As of December 31, 2017, the Company has established a provision of Ps. 5,981 (R$ 1 million) in the accompanying consolidated financial statements to cover the losses arising from these assessments that the Company considers probable.

ISS

The Municipal Revenue Services have issued tax assessments against Claro Brasil, Brasil Center and Primesys, totaling an aggregate amount of approximately Ps. 3,535,048 (R$ 591 million) due to the alleged nonpayment of Brazilian services tax (“ISS”) over several telecommunication services, including Pay TV services, considered as taxable for ISS by these authorities. The companies have challenged the tax assessments on the grounds that the services cited are not subject to ISS tax and these challenges are still pending. As of December 31, 2017, the Company has established a provision of Ps. 29,907 (R$ 5 million) in the accompanying financial statements for the losses arising from these assessments that the Company considers probable.

TFI

As of December 31, 2017, Anatel has fined Claro Brasil and Americel a total of Ps. 13,793,268 (R$ 2,306 million), for an unpaid installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renovation of radio base stations. Claro Brasil and Americel have challenged the fine, arguing that there was no new equipment installation that could lead to this charge, and the challenges are still pending. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these proceedings, which the Company does not consider probable.

Other Tax Contingencies

There are several other tax contingencies involving Claro Brasil, Americel, Star One, TdB and Primesys in an aggregate amount of Ps. 12,620,900 (R$ 2,110 million) related to a variety of taxes and government programs. As of December 31, 2017, the Company has established a provision of Ps. 5,084,249 (R$ 850 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

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

The amount of the alleged shortfall as well as the method used to calculate monetary correction are subject to judicial disputes. If other methods or assumptions are applied, the amount may increase. In January 2018, Anatel calculated the monetary correction in a total amount of Ps. 20,336,995 (R$ 3.4 billion). As of December 31, 2017, the Company has established a provision of Ps. 3,983,658 (R$ 666 million) in the accompanying consolidated financial statements for the losses arising from these contingencies that the Company considers probable.

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

In the second half of 2015, Anatel fined Claro Brasil approximately Ps. 59,815 (R$ 10 million) and imposed the obligations listed below on Claro Brasil in connection with the alleged non-compliance with requirements set out in the Reversible Assets Regulation (Regulamento de Bens Reversíveis).

•	To make a deposit within 180 days of approximately Ps. 5,203,878 (R$ 870 million) in an escrow account to buy other assets which would be subject to reversion and thereby replace the assets removed. However, if the assets were replaced, Claro Brasil may instead deposit the difference between their sale price and the price of assets purchase to replace them. According to Anatel, such amount represents the value of the assets that were being allegedly removed from the assets list reported to Anatel without a justification for the alleged removal.

•	Within 180 days following Anatel’s decision, the inclusion in all agreements executed after the Reversible Assets Regulation (Regulamento de Bens Reversíveis) came into effect, of mandatory provisions related, among others, to the indispensability of those assets for the provision of the services under the concessions, Anatel’s subrogation rights under those agreements and the obligation of their counterparty not to encumber the assets used by Claro Brasil thereunder.

•	To file an appeal against any order imposing a lien on any Claro Brasil’s reversible assets within 30 days from the date Claro Brasil received notice of the decision.

In 2015, Claro Brasil appealed the decision, causing a temporary suspension of its obligations. On January 18, 2018, Anatel issued a new decision eliminating the obligation to deposit the Ps. 5,203,878 (R$ 870 million) in an escrow account and reducing the fine from Ps. 59,815 (R$ 10 million) to Ps. 14,954 (R$ 2.5 million).

Other regulatory disputes

Claro Brasil is party to other judicial disputes with Anatel in an aggregate amount of Ps. 12,267,993 (R$ 2,051 million). As of December 31, 2017, the Company has established a provision of Ps. 645,999 (R$ 108 million) in the accompanying consolidated financial statements for the losses arising from these disputes that the Company considers probable.

c. Other Civil, Environmental and Labor Contingencies

Claro Brasil and its subsidiaries are party to other civil, environmental and labor claims, as described below. In each case, the Company is contesting the claims at different stages. As of December 31, 2017, the Company has established the following provisions for those losses arising from these claims that the Company considers probable.

•	Civil: Claims for Ps. 29,458,736 (R$ 4,925 million), including those filed by its Pay TV, internet access and telephone service customers and a provision of Ps. 939,091 (R$ 157 million) in the accompanying consolidated financial statements.

•	Environmental: Claims for Ps. 4,019,547 (R$ 672 million) and a provision of Ps. 65,796 (R$ 11 million) in the accompanying consolidated financial statements.

•	Labor: Claims for Ps. 53,952,852 (R$ 9,020 million) filed by current and former employees and a provision of Ps. 2,667,735 (R$ 446 million) in the accompanying consolidated financial statements.

d. Third-Party Disputes

Claro Brasil, Americel, TdB, Primesys, Brasil Center and their subsidiaries are parties to certain disputes with third parties in connection with former sales agents, outsourced companies’ contract cancellation, increases in monthly subscription rates and channel transmission, class actions, real estate issues, disputes with former employees regarding health care payments and other matters. The cases, which are in advanced stages of litigation, are for claims in an aggregate amount of Ps. 25,307,596 (R$ 4,231 million). As of December 31, 2017, the Company has established a provision of Ps. 2,350,717 (R$ 393 million) in the accompanying consolidated financial statements for the losses arising from these disputes that the Company considers probable.

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

In February 2016, the ITC Ministry initiated an arbitration claim against Comcel before the Bogotá Chamber of Commerce pursuant to the concession contracts. In its claim, the ITC Ministry requested (a) the liquidation of the concession contracts, (b) the reversion of all assets related to the concession contracts and (c) monetary compensation in case the assets cannot be reverted without affecting the continuity of the mobile services.

In July 2017, the arbitral tribunal ordered the reversion of certain assets of Comcel to the ITC Ministry. Such asset reversion was ordered under Comcel’s original concession agreements granted in 1994 and extended through 2013 without applying laws 422 of 1998 and 1341 of 2009 which had eliminated such reversion. In lieu of surrendering the assets, the arbitration tribunal ordered Comcel to pay Ps. 18,547,629 (approximately COP$ 3,155 billion). As required by the ITC Ministry, in August 2017, Comcel made such payment under protest reserving all of its rights and those of its shareholders. Comcel has challenged the decision of the arbitral tribunal in accordance with Colombian legislation.

IV. ECUADOR

a. Conecel

Tax Assessments

In 2011 and 2012, the Ecuadorian Internal Revenue Services (Servicios de Rentas Internas del Ecuador, or “SRI”) notified Conecel of tax assessments of Ps. 2,354,617 (US$ 119,000) relating to income tax for fiscal years

2007 through 2009, which were challenged by Conecel. Following an amnesty law enacted by the National Assembly (Asamblea Nacional) in May 2015, that granted the remission of interest and penalties from tax obligations, Conecel applied for amnesty pursuant this new law in connection with the tax assessments for the 2007 and 2009 fiscal years and paid a total amount of Ps. 1,278,221 (US$ 64,600) in connection with such fiscal years. In October 2015, the National Court of Justice (Corte Nacional de Justicia) ruled in favor of SRI with regard to the tax assessment for the fiscal year 2008. As of December 31, 2017, Conecel has made payments in the amount of Ps. 892,499 (US$ 45,106), in connection with the 2008 tax assessment, representing the total amount owed in connection with such assessment.

Monopolistic Practices Proceedings

In February 2014, following a regulatory claim filed in 2012 by state-owned operator Corporación Nacional de Telecomunicaciones (“CNT”), the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”) imposed a fine on Conecel of Ps. 2,738,479 (US$ 138,400) for alleged monopolistic practices. CNT alleged that Conecel had exclusive rights to deploy its network in five locations and was thereby preventing CNT from deploying its own network in the same locations. In March 2014, Conecel challenged the fine and posted a guarantee for 50% of its value. Through a judicial order issued the same month, the fine was suspended while it is pending. Conecel denies any wrongdoing and contends that CNT had other alternative sites in the same locations where it could have deployed its network. As of December 31, 2017, the Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from this proceeding that the Company does not consider probable.

Conecel was also subject to one proceeding initiated by the SCPM to assess Conecel’s compliance with the administrative injunction issued by the SCPM as part of its decision that admitted the claim filed by CNT in 2012. In August 2016, the SCPM, imposed a fine on Conecel of Ps. 1,622,509 (US$ 82 million). Conecel challenged this decision and posted a guarantee for Ps. 817,191 (US$ 41.3 million). On September 1, 2017, the District Court ruled in favor of Conecel overruling the SCPM’s decision. The SCPM filled several challenges against this ruling all of which have been ruled in favor of Conecel. On January 5, 2018, Conecel was notified of a definitive and unappealable ruling by the Constitutional Court and a as consequence thereof, the guarantee posted by Conecel was returned in full and the proceeding is considered terminated.

V. BULGARIA

a. Mobiltel

Tax Assessments

In June 2014, the Bulgarian tax authorities issued a tax assessment against Mobiltel EAD (“Mobiltel”) in connection with the amortization of its brand name and customer base for fiscal year 2007, in an amount of approximately Ps. 539,214 (€ 22.7 million), including interest as of December 31, 2017. In 2015, Mobiltel challenged this assessment. In October 2015, the Administrative Court issued a ruling favorable to Mobiltel, which was subsequently challenged by the tax authorities and forwarded to the Supreme Administrative Court. In February 2017, the Supreme Administrative Court ruled in favor of Mobiltel with respect to Mobiltel’s customer base and rejected the appeal related to the brand name.

In September 2015, the tax authorities issued a second tax assessment based on the same allegations for fiscal year 2008, in October 2016 for the year 2009 and in September 2017 for the year 2010. All three tax assessments covering the years 2008 – 2010 were challenged before the higher tax authority. In July 2017, Mobiltel received tax assessments for the years 2008 and 2009 and in November 2017, for the year 2010. All of these assessments once again included Mobiltel’s brand name and customer base as item not tax deductible in an amount totaling Ps. 1,482,245 (€ 62.4 million), including interest calculated as of December 31, 2017.

In July 2017, Mobiltel challenged the 2008 and 2009 tax assessments before the administrative court in Sofia. The accounting expertise appointed has confirmed that Mobiltel correctly treated and booked both trade name and customer base. In December 2017, Mobiltel challenged the 2010 tax assessment. As of December 31, 2017 Mobiltel has issued bank guarantees covering up to Ps. 1,496,498 (€ 63 million) to secure the tax liability in connection with these tax assessments.

A subsequent tax audit covering the years 2011 to 2013 has already finished and the audit reports were received in December 2017. However, these reports did not take into consideration the Supreme Administrative Court ruling with respect to the 2007 fiscal year and additional tax was imposed in connection with the amortization of brand name and customer base in an amount equal to Ps. 581,971 (€ 24.5 million). These tax assessments have also been challenged by Mobiltel and a resolution is still pending. Tax and interests for brand name for the years 2008 to 2012 have been provided for.

17. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2016		2017
Liability:
Mexico	Ps.	70,073,351	Ps. 84,821,197
Puerto Rico		17,736,616	13,962,128
Brazil		7,222,762	6,276,780
Europe		15,748,433	14,833,840
Ecuador		267,705	403,194

Total		Ps. 111,048,867	Ps. 120,297,139

	For the year ended December 31,
	2015	2016	2017
Net period cost (benefit)
Mexico	Ps. 8,962,953	Ps. 12,281,154	Ps. 11,586,065
Puerto Rico	(455,117)	1,058,131	776,238
Brazil	451,353	633,159	735,855
Austria	260,850	226,447	385,689
Ecuador	58,042	41,380	152,335

Total	Ps. 9,278,081	Ps. 14,240,271	Ps. 13,636,182

a) Defined benefit plans

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2016				2017
	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability
Mexico	Ps. 249,101,141	Ps. (179,871,258)	Ps.	Ps. 69,229,883	Ps. 266,304,948	Ps. (182,539,376)	Ps.	Ps. 83,765,572
Puerto Rico	39,909,853	(22,173,237)		17,736,616	38,711,695	(24,749,567)		13,962,128
Brazil	19,752,908	(20,301,126)	7,083,218	6,535,000	19,369,664	(20,399,661)	6,519,560	5,489,563
Europe	4,366,245			4,366,245	4,554,912			4,554,912

Total	Ps. 313,130,147	Ps. (222,345,621)	Ps. 7,083,218	Ps. 97,867,744	Ps. 328,941,219	Ps. (227,688,604)	Ps. 6,519,560	Ps. 107,772,175

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2015, 2016 and 2017:

	At December 31, 2015
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	309,639,799	Ps.	(242,360,329)	Ps.	6,257,074	Ps.	73,536,544
Current service cost		4,540,925						4,540,925
Interest cost on projected benefit obligation		25,811,047						25,811,047
Expected return on plan assets				(20,710,965)				(20,710,965)
Changes in the asset ceiling during the period and others						601,540		601,540
Past service costs and other		(1,365,096)		118,725				(1,246,371)
Actuarial gain for changes in experience		(27,949)						(27,949)
Actuarial loss from changes in financial assumptions		30,285						30,285

Net period cost	Ps.	28,989,212	Ps.	(20,592,240)	Ps.	601,540	Ps.	8,998,512
Actuarial gain for changes in experience		(2,021,790)						(2,021,790)
Actuarial gain from changes in demographic assumptions		(685,110)						(685,110)
Actuarial gain from changes in financial assumptions		(2,502,344)						(2,502,344)
Changes in the asset ceiling during the period and others						(754,357)		(754,357)
Return on plan assets greater than discount rate				31,026,539				31,026,539

Recognized in other comprehensive income	Ps.	(5,209,244)	Ps.	31,026,539	Ps.	(754,357)	Ps.	25,062,938
Contributions made by plan participants		231,619						231,619
Contributions to the pension plan made by the Company				(2,954,839)				(2,954,839)
Benefits paid		(22,321,686)		22,149,262				(172,424)
Payments to employees		(19,929)						(19,929)
Effect of translation		2,739,958		497,167		(1,281,110)		1,956,015

Others	Ps.	(19,370,038)	Ps.	19,691,590	Ps.	(1,281,110)	Ps.	(959,558)
Balance at the end of the year		314,049,729		(212,234,440)		4,823,147		106,638,436
Less short-term portion		(118,411)						(118,411)

Non-current obligation	Ps.	313,931,318	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,520,025

	At December 31, 2016
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	314,049,729	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,638,436
Current service cost		4,606,856						4,606,856
Interest cost on projected benefit obligation		27,275,363						27,275,363
Expected return on plan assets				(18,972,042)				(18,972,042)
Changes in the asset ceiling during the period and others						875,192		875,192
Past service costs and other				165,851				165,851
Actuarial gain for changes in experience		(28,867)						(28,867)
Actuarial loss from changes in financial assumptions		7,784						7,784

Net period cost	Ps.	31,861,136	Ps.	(18,806,191)	Ps.	875,192	Ps.	13,930,137
Actuarial gain for changes in experience		(20,976,837)						(20,976,837)
Actuarial loss from changes in demographic assumptions		397,985						397,985
Actuarial loss from changes in financial assumptions		1,718,189						1,718,189
Changes in the asset ceiling during the period and others						(754,535)		(754,535)
Return on plan assets greater than discount rate				(4,724,041)				(4,724,041)

Recognized in other comprehensive income	Ps.	(18,860,663)	Ps.	(4,724,041)	Ps.	(754,535)	Ps.	(24,339,239)
Contributions made by plan participants		255,760		(255,760)				—
Contributions to the pension plan made by the Company				(2,756,519)				(2,756,519)
Benefits paid		(25,694,301)		25,517,599				(176,702)
Payments to employees		(525,612)						(525,612)
Effect of translation		12,196,546		(9,086,269)		2,139,414		5,249,691

Others	Ps.	(13,767,607)	Ps.	13,419,051	Ps.	2,139,414	Ps.	1,790,858
Balance at the end of the year		313,282,595		(222,345,621)		7,083,218		98,020,192
Less short-term portion		(152,448)						(152,448)

Non-current obligation	Ps.	313,130,147	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	97,867,744

	At December 31, 2017
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	313,282,595	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	98,020,192
Current service cost		4,285,693						4,285,693
Interest cost on projected benefit obligation		28,922,385						28,922,385
Expected return on plan assets				(20,916,104)				(20,916,104)
Changes in the asset ceiling during the period and others						716,330		716,330
Past service costs and other				53,032				53,032
Actuarial gain for changes in experience		(35,145)						(35,145)
Actuarial gain from changes in demographic assumptions		(85)						(85)
Actuarial gain from changes in financial assumptions		(4,294)						(4,294)

Net period cost	Ps.	33,168,554	Ps.	(20,863,072)	Ps.	716,330	Ps.	13,021,812
Actuarial loss for changes in experience		11,671,860						11,671,860
Actuarial gain from changes in demographic assumptions		(381,172)						(381,172)
Actuarial loss from changes in financial assumptions		2,438,078						2,438,078
Changes in the asset ceiling during the period and others						(856,188)		(856,188)
Return on plan assets greater than discount rate				(2,483,430)				(2,483,430)

Recognized in other comprehensive income	Ps.	13,728,766	Ps.	(2,483,430)	Ps.	(856,188)	Ps.	10,389,148
Contributions made by plan participants		198,713		(198,713)				—
Contributions to the pension plan made by the Company				(2,697,621)				(2,697,621)
Benefits paid		(18,841,754)		18,841,754				—
Payments to employees		(9,843,743)						(9,843,743)
Effect of translation		(2,579,506)		2,058,099		(423,800)		(945,207)

Others	Ps.	(31,066,290)	Ps.	18,003,519	Ps.	(423,800)	Ps.	(13,486,571)
Balance at the end of the year		329,113,625		(227,688,604)		6,519,560		107,944,581
Less short-term portion		(172,406)						(172,406)

Non-current obligation	Ps.	328,941,219	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,772,175

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2015, 2016 and 2017 was Ps. 160,835, Ps. 200,455 and Ps. 165,884, respectively. The balance of other employee benefits at December 31, 2016 and 2017 was Ps. 843,467 and Ps. 1,055,625 respectively.

In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2015, 2016 and 2017 was Ps. 23,121, Ps. 65,101 and Ps. 93,742, respectively. The balance of employee benefits at December 31, 2016 and 2017 was Ps. 522,221 and Ps. 650,815, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2015, 2016 and 2017 was Ps. 58,042, Ps. 41,380 and Ps. 152,335, respectively. The balance of employee benefits at December 31, 2016 and 2017 was Ps. 267,705 and Ps. 403,194, respectively.

Plan assets are invested in:

	At December 31
	2016			2017
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	30%	4%	65%	37%	6%	61%
Debt instruments	68%	90%	35%	61%	88%	39%
Others	2%	6%	—	2%	6%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 179,871,258 and Ps. 182,539,376 as of December 31, 2016 and 2017, respectively, of which 31.6% and 32.0% during 2016 and 2017, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. (26,940,226) and Ps. 12,394,617 during 2016 and 2017, respectively, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2016 to December 31, 2017. The increase (decrease) in fair value of the aforementioned related party pension plan investments approximated Ps. 3,071,275 and Ps. (437,663) during the year ended December 31, 2016 and 2017, respectively.

The assumptions used in determining the net period cost were as follows:

	2015				2016				2017
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long-term rate return	4.42%	12.57%	9.20%	1.25% & 2.25%	4.16%	10.84%	10.70%	1.0%, 1.5% & 1.75%	3.61%	10.18%	10.70%	1.0%, 1.5% & 2.00%
Rate of future salary increases	3.50%	5.00%	4.50%	4.9%, 3.0% & 4.5%	3.50%	4.85%	4.50%	3.0.%, 3.9% & 4.4%	2.75%	4.50%	4.50%	3.0.%, 3.5% & 4.4%
Percentage of increase in health care costs for the coming year	5.70%	11.50%			4.20%	11.35%			3.57%	11.00%
Year to which this level will be maintained	2027				N/A	2017			N/A	2028
Rate of increase of pensions				1.60%				1.60%				1.60%
Employee turnover rate*				0.0%-2.06%				0.0%-1.88%				0.0%-1.72%
*	Depending on years of service

Biometric

Puerto Rico:
Mortality: Disability:	RP 2014, MSS 2017 Tables. 1985 Pension Disability Table

Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Austria

Life expectancy in Austria is base on “AVÖ 2008-P- Rechnungsgrundlagen für die Pensionsversicherung-Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2017, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2017 are as follows:

	-100 points		+100 points
Discount rate	Ps.	24,711,314	Ps.	(33,606,469)
Health care cost trend rate	Ps.	(635,289)	Ps.	738,685

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

Defined benefits plan in Austria

Telekom Austria Group provides defined benefits for certain former employees in Austria. All such employees are retired and were employed prior to 1 January 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. Telekom Austria Group is exposed to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits.

Service awards in Austria

Civil servants and certain employees (together ‘employees’) are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring based on specific legal regulations are eligible to receive four monthly salaries. The compensation is accrued as earned over the period of service, taking into account the employee turnover rate. The risk Telekom Austria Group is exposed to is mainly the risk of development of salary increases and changes of interest rates.

Severance in Austria

Employees starting to work for Telekom Austria Group in Austria on or after 1 January 2003 are covered by a defined contribution plan. Telekom Austria Group paid Ps. 44,217 and Ps. 46,084 (1.53% of the salary) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2016 and 2017, respectively.

Severance benefit obligations for employees hired before 1 January 2003, excluding civil servants, are covered by defined benefit plans. Upon termination by Telekom Austria Group or retirement, eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime or bonuses. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation. In case of death, the heirs of eligible employees receive 50% of the severance benefits. Telekom Austria Group is exposed to the risk of development of salary increases and changes of interest rates.

b) The defined contribution plans (DCP)

Brazil

Claro makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (participants enrolled before October 31st, 2014 is from 3% to 8% and, for those subscribed after that date, the contribution is from 1% to 7% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

The unfunded liability represents Claro’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year.

At December 31, 2016 and 2017, the balance of the DCP liability was Ps. 165,541 and Ps. 136,402, respectively.

For the years ended December 31, 2015, 2016 and 2017 the cost (income) of labor were Ps. 198, Ps. (935) and Ps. 374, respectively.

Austria

In Austria, pension benefits generally are provided by the social security system, for employees, and by the government, for civil servants. Telekom Austria Group contributed for its employees 12.55% to social security amounting to Ps. 657,563 and Ps. 667,077 in 2016 and 2017, respectively. Contributions for active civil servants amount to 12.55% and 15.75%. In 2016 and 2017, these contributions to the government amounted to Ps. 836,655 and Ps. 642,080, respectively.

Additionally, Telekom Austria Group sponsors a defined contribution plan for employees of some of its Austrian subsidiaries. Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps. 252,368, Ps. 258,891 and Ps. 256,507 in 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017 the liability related to this defined contribution plan amounted to Ps. 130,689 and Ps. 120,892, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

Long-term direct employee benefits

	Balance at December 31, 2015						Applications				Balance at December 31, 2016
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	11,116,581	Ps.	1,856,606	Ps.	2,210,026	Ps.	(1,832,675)	Ps.	(2,099,039)	Ps.	11,251,499

	Balance at December 31, 2016						Applications				Balance at December 31, 2017
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	11,251,499	Ps.	795,581	Ps.	771,274	Ps.	(2,077,632)	Ps.	(582,686)	Ps.	10,158,036

In 2008, a comprehensive restructuring programme was initiated in the segment Austria. The provision for restructuring includes future compensation of employees who will no longer provide services for Telekom Austria Group but who cannot be laid off due to their status as civil servants. These employment contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring programme also includes social plans for employees whose employments will be terminated in a socially responsible way. In 2009 and every year from 2011 to 2017, new social plans were initiated which provide for early retirement, special severance packages and golden handshake options. Due to their nature as termination benefits, these social plans are accounted for according to IAS 19.

18. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2016 and 2017:

	December 31, 2016
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Available for sale marketable securities and other short term investments	Ps.	13,393,646	Ps.	—	Ps.	41,463,511
Accounts receivable from subscribers, distributors, and other, net		175,059,881		—		—
Related parties		740,492		—		—
Derivative financial instruments		—		909,051		—

Total	Ps.	189,194,019	Ps.	909,051	Ps.	41,463,511

Financial Liabilities:
Debt	Ps.	707,801,403	Ps.	—	Ps.	—
Accounts payable		237,265,126		—		—
Related parties		2,971,325		—		—
Derivative financial instruments		—		17,504,910		79,837

Total	Ps.	948,037,854	Ps.	17,504,910	Ps.	79,837

	December 31, 2017
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Available for sale marketable securities and other short term investments	Ps.	12,438,019	Ps.	—	Ps.	46,682,657
Accounts receivable from subscribers, distributors, and other, net		163,085,537		—		—
Related parties		868,230		—		—
Derivative financial instruments		—		8,037,384

Total	Ps.	176,391,786	Ps.	8,037,384	Ps.	46,682,657

Financial Liabilities:
Debt	Ps.	697,884,899	Ps.	—	Ps.	—
Accounts payable		212,673,407		—		—
Related parties		2,540,412		—		—
Derivative financial instruments		—		14,359,460		—

Total	Ps.	913,098,718	Ps.	14,359,460	Ps.	—

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2016 and 2017 is as follows:

	Measurement of fair value at December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets:
Available for sale marketable securities and other short term investments	Ps.	41,463,511	Ps.	13,393,646	Ps.	—	Ps.	54,857,157
Derivative financial instruments		—		909,051		—		909,051
Pension plan assets		214,051,693		8,175,469		118,459		222,345,621

Total	Ps.	255,515,204	Ps.	22,478,166	Ps.	118,459	Ps.	278,111,829

Liabilities:
Debt	Ps.	666,457,233	Ps.	80,214,836	Ps.	—	Ps.	746,672,069
Derivative financial instruments		—		17,584,747		—		17,584,747

Total	Ps.	666,457,233	Ps.	97,799,583	Ps.	—	Ps.	764,256,816

	Measurement of fair value at December 31, 2017
	Level 1		Level 2		Level 3		Total
Assets:
Available for sale marketable securities and other short term investments	Ps.	46,682,657	Ps.	12,438,019	Ps.	—	Ps.	59,120,676
Derivative financial instruments		—		8,037,384		—		8,037,384
Pension plan assets		218,518,358		9,039,270		130,976		227,688,604

Total	Ps.	265,201,015	Ps.	29,514,673	Ps.	130,976	Ps.	294,846,664

Liabilities:
Debt	Ps.	691,769,785	Ps.	63,147,153	Ps.	—	Ps.	754,916,938
Derivative financial instruments		—		14,359,460		—		14,359,460

Total	Ps.	691,769,785	Ps.	77,506,613	Ps.	—	Ps.	769,276,398

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in available for sale securities, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized losses related to derivative financial instruments for the years ended December 31, 2016 and 2017 was Ps. 28,878,632 and Ps. 1,515,668, respectively.

For the years ended December 31, 2015, 2016 and 2017, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At January 1, 2016		Cash flow		Foreing currency exchange and other		At December 31, 2016

Total liabilities from financing activities	Ps.	683,216,744	Ps.	(61,390,813)	Ps.	85,975,472	Ps.	707,801,403

	At January 1, 2017		Cash flow		Foreing currency exchange and other		At December 31, 2017

Total liabilities from financing activities	Ps.	707,801,403	Ps.	(27,433,489)	Ps.	17,516,985	Ps.	697,884,899

19. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital structure of the Company consists of a minimum fixed portion of Ps. 362,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 23,384,632,660 are “AA” shares (full voting rights); (ii) 642,279,095 are “A” shares (full voting rights); and (iii) 71,462,812,441 are “L” shares (limited voting rights).

b) As of December 31, 2017 and 2016, the Company’s capital structure was represented by 66,069,035,539 (20,601,632,660 “AA” shares, 566,661,526 “A” shares and 44,900,741,353 “L” shares), and 65,798,000,000 (20,634,632,660 “AA” shares, 592,084,871 “A” shares and 44,571,282,469 “L” shares), respectively.

c) As of December 31, 2017 and 2016, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of (i) 29,420,688,657 shares (29,419,120,359 “L” shares and 1,568,298 “A” shares); and 29,691,724,196 shares (29,691,076,321 “L” shares and 647,875 “A” shares), respectively, all acquired pursuant to the Company’s share repurchase program.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the holders of “L” shares who are entitled to vote are the following: extension of the Company’s corporate life, dissolution of the Company, change of Company’s corporate purpose, change of nationality of the Company, transformation of the Company, a merger with another company, any transaction representing 20% or more of the Company’s consolidated assets, as well as the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

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

“A” shares, which may be freely subscribed, must not represent more than 19.6% of capital stock and must not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), must represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

On April 5, 2017, the Company’s shareholders approved, among others resolutions, the payment of a dividend of Ps. 0.30 (thirty peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”, such dividend was payable, at each share holders’ election, in cash, “L” series shares or a combination thereof, in two installments of Ps. 0.15 (fifteen peso cents) each, on July 17, 2017 and November 13, 2017 respectively. As a result of the shareholders’ elections, on July 17, 2017 and November 13, 2017, AMX placed into circulation 325,264,125 and 16,905,414 “L” shares, respectively.

On April 18, 2016, the Company’s shareholders approved, among others resolutions, the payment of a dividend of Ps. 0.28 (twenty eight peso cents) per share to each of the shares of its capital stock “AA”, “A” and “L”, such dividend was payable in two installments of Ps. 0.14 (fourteen peso cents) each. On October 8, 2016, the company’s shareholders approved the simultaneous grant to company’s shareholders of a right, at each shareholders’ election, to receive the dividend payment in either cash, “L” series shares or a combination thereof, as a result, 397,909,031 “L” shares were placed into circulation.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2016 and 2017, the legal reserve amounted to Ps. 358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares (“A” shares and “AA” shares), effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, the Company by laws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the “A” Shares, “L” Shares, “A” Share ADSs or “L” Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2015). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2015		2016		2017
Net profit for the period attributable to equity holders of the parent	Ps.	35,054,772	Ps.	8,649,427	Ps.	29,325,921
Weighted average shares (in millions)		66,869		65,693		65,909

Earnings per share attributable to equity holders of the parent	Ps.	0.52	Ps.	0.13	Ps.	0.44

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

On the consolidated statements of financial position, the Company recognized this bond as a component of equity (non-controlling interest), as financial instruments issued by its subsidiary are classified as equity in the subsidiary’s financial statements and are thus considered non-controlling interest in the Company’s consolidated financial statements. See Note 24.

20. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2015, 2016 and 2017 is as follows:

	2015		2016		2017
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	37,011	Ps.	48,496	Ps.	12,292
Available for sale securities, net of deferred taxes		4,011		(6,673,731)		622,424
Translation effect of foreign entities		(34,055,403)		104,178,880		(21,683,333)
Remeasurement of defined benefit plan, net of deferred taxes		(17,791,354)		14,771,770		(7,075,606)
Non-controlling interest of the items above		(1,739,497)		3,322,090		3,402,973

Other comprehensive (loss) income	Ps.	(53,545,232)	Ps.	115,647,505	Ps.	(24,721,250)

21. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2015, 2016 and 2017, valuation of derivatives and other financial items are as follows:

	2015		2016		2017
Gain (loss) in valuation of derivatives, net	Ps.	15,128,269	Ps.	(9,622,233)	Ps.	8,192,567
Capitalized interest expense (Note 10 d)		3,524,841		2,861,307		2,875,034
Commissions		(1,399,479)		(2,034,972)		(1,263,701)
Interest cost of labor obligations (Note 17)		(5,701,622)		(9,178,513)		(8,722,611)
Interest expense on taxes		(135,569)		(245,922)		(1,503,981)
Dividend received		1,645,712		5,740,092		2,385,559
Loss on partial sale of shares in associated Company		(545)		—		—
Gain on de-recognition of equity method investment (Note 12)		11,988,038		—		—
Other financial cost		(3,553,329)		(3,745,600)		(3,906,627)

	Ps.	21,496,316	Ps.	(16,225,841)	Ps.	(1,943,760)

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

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and Assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central-America (which aggregates the operating segments of Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (which aggregates the operating segments of Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statement measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At December 31 2015 (in Ps.):
External revenues	191,750,997	93,657,944	174,722,286	68,520,541	65,871,301	51,738,731	34,515,781	110,653,812	29,625,274	72,681,072	—	893,737,739
Intersegment revenues	13,073,782	7,420,418	3,451,846	427,609	265,474	220,094	235,779	—	32,699	—	(25,127,701)	—

Total revenues	204,824,779	101,078,362	178,174,132	68,948,150	66,136,775	51,958,825	34,751,560	110,653,812	29,657,973	72,681,072	(25,127,701)	893,737,739
Depreciation and amortization	14,261,516	15,416,456	38,219,152	8,608,518	9,279,871	6,368,233	9,699,082	741,038	5,315,349	17,938,198	(132,678)	125,714,735
Operating income	70,726,013	15,947,164	10,878,548	9,185,471	13,361,859	7,853,311	1,750,027	1,293,706	3,891,263	6,205,426	320,373	141,413,161
Interest income	19,094,408	272,284	1,616,356	3,505,616	366,533	743,028	227,590	232,856	396,314	474,826	(22,076,799)	4,853,012
Interest expense	27,023,466	1,413,686	16,450,388	2,599,901	577,440	713,895	349,449	—	48,751	2,861,655	(20,841,259)	31,197,372
Income tax	7,976,111	2,896,465	(4,846,932)	2,621,598	3,997,944	2,944,548	2,257,695	605,809	1,483,187	(756,774)	—	19,179,651
Equity interest in net (loss) income of associated companies	(1,512,226)	65,033	(5,243)	21,856	—	—	—	—	—	3,884	—	(1,426,696)
Net profit (loss) attributable to equity holders of the parent	28,660,395	5,852,674	(12,785,017)	(6,806,573)	3,468,029	3,766,425	(680,599)	1,142,975	2,073,287	6,157,757	4,205,419	35,054,772
Assets by segment	955,534,316	163,955,665	311,838,555	118,217,618	81,170,568	87,619,264	68,425,540	36,072,729	76,084,634	182,087,483	(784,519,559)	1,296,486,813
Plant, property and equipment, net	57,048,006	105,177,653	147,884,562	52,735,563	44,811,656	30,254,858	37,930,783	1,783,612	29,063,549	66,838,636	—	573,528,878
Goodwill	27,067,441	392,523	17,931,543	2,672,724	11,612,051	4,396,090	5,213,703	1,903,762	14,186,723	51,737,156	—	137,113,716
Trademarks, net	826,446	346,566	341,750	—	522	—	—	686,052	242,175	8,856,795	—	11,300,306
Licenses and rights, net	4,395,698	72,557	28,442,759	8,318,161	3,661,838	6,256,297	3,660,240	—	6,443,439	29,198,262	—	90,449,251
Investment in associated companies	10,818,612	1,955,186	700	115,452	371	—	16,259	—	—	908,995	(10,705,005)	3,110,570
Liabilities by segments	723,559,636	139,362,960	221,907,486	101,601,641	31,254,646	33,048,503	33,514,380	31,170,822	31,727,281	121,586,194	(333,100,922)	1,135,632,627
At December 31, 2016 (in Ps.):
External revenues	187,127,903	93,343,612	193,796,237	71,553,356	67,330,768	55,825,972	42,131,666	140,856,365	36,467,781	86,978,828	—	975,412,488
Intersegment revenues	16,438,858	8,872,248	3,560,388	776,719	257,767	304,834	289,465	—	30,210	—	(30,530,489)	—

Total revenues	203,566,761	102,215,860	197,356,625	72,330,075	67,588,535	56,130,806	42,421,131	140,856,365	36,497,991	86,978,828	(30,530,489)	975,412,488
Depreciation and amortization	16,451,496	17,150,013	47,170,935	9,739,634	11,283,749	7,764,474	10,474,681	1,073,623	5,225,498	22,525,050	(333,232)	148,525,921
Operating income	48,219,505	12,275,892	6,325,323	8,317,053	11,209,959	6,086,638	3,830,974	1,220,601	6,143,183	5,388,595	592,587	109,610,310
Interest income	28,659,372	303,915	3,747,684	2,649,539	104,304	944,945	462,779	239,797	691,132	286,784	(33,897,656)	4,192,595
Interest expense	32,004,944	1,135,552	22,970,335	5,049,457	1,079,989	1,147,380	411,597	—	143,322	2,953,033	(33,033,597)	33,862,012
Expenses (income) tax	2,502,242	921,803	(4,294,040)	2,021,090	4,456,750	1,768,066	3,291,776	767,295	2,542,080	(2,578,206)	—	11,398,856
Equity interest in net income (loss) of associated companies	67,472	116,368	(270)	(23,319)	—	—	171	—	—	29,528	—	189,950
Net profit (loss) attributable to equity holders of the parent	378,150	902,282	(10,357,493)	3,765,015	4,022,633	3,621,863	538,890	987,790	3,318,960	7,065,769	(5,594,432)	8,649,427
Assets by segment	1,070,598,204	161,133,722	461,831,754	140,617,162	103,361,235	113,839,981	80,832,029	42,812,349	93,941,695	227,288,156	(981,214,013)	1,515,042,274
Plant, property and equipment, net	64,893,242	112,220,236	203,270,555	67,023,143	59,690,886	37,716,772	41,808,573	1,949,166	33,854,428	78,763,065	—	701,190,066
Goodwill	27,186,328	213,926	26,106,622	3,006,448	14,659,891	5,948,335	5,652,268	3,464,217	14,186,723	52,207,877	—	152,632,635
Trademarks, net	615,318	307,881	366,727	—	194	—	—	788,228	284,665	10,203,880	—	12,566,893
Licenses and rights, net	5,887,092	42,867	41,496,209	8,760,860	4,603,793	12,882,210	3,993,120	—	7,694,798	30,670,315	—	116,031,264
Investment in associated companies	7,605,220	2,218,824	699	81,284	470	—	17,390	—	—	1,072,778	(7,393,181)	3,603,484
Liabilities by segments	798,044,609	117,663,161	349,915,118	124,149,687	40,811,337	52,949,608	38,095,161	41,369,767	44,790,656	121,928,202	(485,698,799)	1,244,018,507

At December 31, 2017 (in Ps.):
External revenues	190,022,612	89,731,238	210,536,673	81,092,885	72,435,460	56,393,595	44,094,835	148,589,487	35,092,578	93,644,172	—	1,021,633,535
Intersegment revenues	16,748,428	8,753,525	4,785,601	1,250,983	304,555	177,856	187,086	44	122,656	—	(32,330,734)	—

Total revenues	206,771,040	98,484,763	215,322,274	82,343,868	72,740,015	56,571,451	44,281,921	148,589,531	35,215,234	93,644,172	(32,330,734)	1,021,633,535
Depreciation and amortization	17,030,251	18,902,238	51,486,652	10,639,591	12,373,790	8,328,705	9,668,439	1,594,727	5,349,757	25,222,962	(422,170)	160,174,942
Operating income (loss)	50,666,028	7,921,524	11,601,369	11,676,427	(4,704,165)	5,650,477	5,252,401	2,915,123	4,752,168	4,523,857	(111,906)	100,143,303
Interest income	30,083,437	619,748	3,792,242	2,884,613	211,521	1,793,974	1,064,992	394,196	1,111,980	307,021	(39,338,076)	2,925,648
Interest expense	32,185,868	1,028,593	23,578,083	4,637,989	1,955,688	1,573,929	485,684	—	377,727	2,035,716	(37,558,496)	30,300,781
Expenses (income) tax	18,142,482	387,145	(2,991,377)	3,535,302	(1,874,594)	1,806,085	2,025,618	1,803,555	3,529,253	(1,417,358)	(4,600)	24,941,511
Equity interest in net income (loss) of associated companies	99,044	16,564	(232)	(9,801)	—	—	—	—	—	(14,190)	—	91,385
Net profit (loss) attributable to equity holders of the parent	26,321,442	184,387	(6,617,381)	4,421,938	(6,209,530)	1,595,382	3,713,301	1,793,875	1,262,073	5,656,132	(2,795,698)	29,325,921
Assets by segment	1,033,036,406	170,402,561	428,281,963	133,136,177	108,362,023	113,478,626	81,529,691	40,761,830	88,672,466	203,858,243	(915,308,134)	1,486,211,852
Plant, property and equipment, net	59,137,555	109,713,770	187,459,628	69,006,093	57,060,931	35,930,966	39,050,481	1,693,642	32,173,524	85,116,608	—	676,343,198
Goodwill	27,102,384	213,926	24,708,739	3,073,444	13,981,033	6,113,495	5,597,990	3,341,956	14,186,723	53,143,542	—	151,463,232
Trademarks, net	406,723	274,786	246,557	—	—	—	—	631,024	262,641	8,116,076	—	9,937,807
Licenses and rights, net	11,457,720	13,175	35,662,305	8,885,086	4,197,498	11,295,202	3,376,106	—	7,276,039	31,141,255	—	113,304,386
Investment in associated companies	469,662	546,872	640	63,110	451	—	16,999	—	—	806,950	1,830,488	3,735,172
Liabilities by segments	794,598,013	133,428,178	322,620,030	119,123,646	54,756,152	48,656,628	35,501,900	38,249,957	43,978,410	119,240,533	(484,575,112)	1,225,578,335

23. Recently Issued Accounting Standards

New standards and amendments effective from January 1, 2017

The following new standards and amendments applicable from January 1, 2017 were adopted by America Movil:

Amendments to IAS 12 — Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. There was no effect to the consolidated financial statements from the adoption of these amendments.

Amendments to IAS 7 — Statement of Cash Flows introducing additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The required disclosures have been included in Note 18 to the consolidated financial statements.

Amendments to IFRS 12 — Disclosure of Interests in Other Entities, included within the Annual Improvements to IFRS Standards 2014–2016 Cycle. There was no effect to the Company’s consolidated financial statements from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The estimated impact and evaluation of the recently issued accounting standards not yet in effect as of December 31,2017 are as follow:

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, was issued in July 2014 and relates to the classification and measurement of financial assets and financial liabilities, hedge accounting and impairment of financial assets. The new standard became effective on January 1, 2018. The Company does not expect significant changes to its existing accounting policies surrounding classification and measurement for available-for-sale securities as they are currently recognized at fair value on the consolidated statement of financial condition with changes in fair value recognized in other comprehensive income. As for the recognition of impairment of financial assets as they would relate to trade accounts receivable, the Company currently adopted the simplified approach of IFRS 9 in order to account for the expected loss of accounts receivable. Based on currently available information on the assessment undertaken to date, the Company effect of adopting this standard in the consolidated financial statements is approximately between Ps. 2,500,000 and Ps. 2,750,000 reflecting an adjustment to the net fair value of trade accounts receivables and beginning of the year retained earnings.

IFRS 15, Revenue from Contracts with Customers

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

IFRS allows two adoption methods under IFRS 15: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the standard in beginning retained earnings. The Company will adopt the new standard on the required effective date as of January 1, 2018, using the “modified retrospective method”.

IFRS 15 provides presentation and disclosure requirements which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in Company’s consolidated financial statements.

Under that method, the Company will apply the rules to all contracts existing as of January 1, 2018, recognizing in retained earnings an adjustment for the cumulative effect of the change and it will be providing additional disclosures comparing results to previously recorded revenue on its 2018 consolidated financial statements.

During 2017 the Company performed an impact assessment and analysis of the new standard IFRS 15. The most significant judgements and impacts upon the adoption of IFRS 15 include the following topics:

a) Service revenues and sale of equipment

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. Before 2018, the Company accounted for equipment and service as separated performance obligations and assigned the consideration to both performance obligations using the fair value for each element.

In accordance with IFRS 15, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.

The Company concluded that regarding the provided services, it has market observable information, to determine the standalone selling price of the services. On the other hand, in the case of the sale of bundled mobile phones sold (including service and handset) by the Company, the allocation of the sales will be done based on their relative standalone selling price of each individual component related to the total bundled price. The result is that more equipment revenue will be recognized at the moment of a sale and, therefore, less service revenue from the monthly fee will be recognized under the new standard.

The Company concluded as well that the provided services are satisfied over the time of the contract period, given that the customer simultaneously receives and consumes the benefits provided by the Company.

In connection with the sale of handsets, the Company will recognize the revenue at the moment in which it transfers control of such devices to the customer, which is the time of the physical delivery, and accordingly a higher revenue will be recognized at the beginning of the contract.

Additionally, the Company sells to its customers bundles of different services (fixed line, mobile, broad band internet, streaming and pay TV, among others). Such service bundles accomplish the criteria mentioned in IFRS 15 of being substantially similar and of having the same transfer pattern which is why the Company concluded that the revenue from these different services offered to its customers will be considered as a single performance obligation with revenue being recognized over the time.

b) Revenue from goods sold

Under IFRS 15, for those contracts with customers in which generally the sale of equipment and other electronic equipment is a single performance obligation, the Company recognizes the revenue at the moment when it transfers control to the customer which generally occurs when such goods are delivered. The latter is consistent with the previous accounting policy.

c) Contract costs

The Company pays commissions to its distributors for obtaining new customers, such commissions are expensed as incurred under the previous accounting. Under IFRS 15, are considered incremental contract acquisition costs that will be capitalized and will be amortized over the expected period of benefit, during the average duration of customer contracts.

d) Significant financial component

The Company frequently sells equipment under a financing model ranging from 12 to 36 months. According to IFRS 15, if the price of the product on credit is higher than the one paid upfront, the existence of an interest component is considered. Such amount will be recognized by the Company as a separate line in revenue as long as it is significant.

e) Contract completion costs

The Company charges installation costs to its customers, such costs are currently recognized as expenses in the moment in which control to the customer is transferred, however, if the installation costs are part of a single performance obligation together with the telecommunication services, these costs will amortized during the average lifetime of the contracts.

As a result of the analysis prepared by the Company of the impact of the adoption of the new criteria for revenue recognition, required by IFRS 15, the Company estimated that the initial recognition will increase its equity between Ps. 30,000,000 and Ps. 32,000,000, approximately, primarily related to the deferral of contract costs.

The Company has also identified and implemented changes to its accounting policies and practices, systems and controls, as well as designated and implemented specific controls over its evaluation of the impact of the new guidance the company, including the cumulative effect calculation, disclosure requirements and the collection of relevant data into the reporting process.

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

Based on a preliminary analysis in process and subject to changes, the Company may need to record on the consolidated statement of financial position, liabilities and right of use assets of operating leases as disclosed in Note 16a under non-cancellable operating leases. However this preliminary analysis has not been finalized and is subject to change.

In December 2016, the IASB issued IFRIC Interpretation 22 — Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018. Company does not expect a material impact to our consolidated financial statements upon adoption of the interpretation.

In May 2017, the IASB issued IFRS 17 — Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner and insurance obligations to be accounted for using current values, instead of historical cost. The new standard requires current measurement of the future cash flows and the recognition of profit over the period that services are provided under the contract. IFRS 17 also requires entities to present insurance service results (including presentation of insurance revenue) separately from insurance finance income or expenses, and requires an entity to make an accounting policy choice of whether to recognize all insurance finance income or expenses in profit or loss or to recognize some of those income or expenses in other comprehensive income. The standard is effective for annual periods beginning on or after January 1, 2021 with earlier adoption permitted. Company is currently evaluating the impact of adoption on its consolidated financial statements.

In June 2017, the IASB issued IFRIC Interpretation 23 — Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 — Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 — Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12 — Income Taxes. The Interpretation is applicable for annual reporting periods beginning on or after January 1, 2019 and it provides a choice of two transition approaches: (i) retrospective application using IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, only if the application is possible without the use of hindsight, or (ii) retrospective application with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application and without restatement of the comparative information. The date of initial application is the beginning of the annual reporting period in which an entity first applies this Interpretation. Company is currently evaluating the implementation and the impact of adoption of the interpretation on our consolidated financial statements.

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss, effective January 1, 2019. Company is currently evaluating the impact of adoption on the consolidated financial statements.

In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), which clarifies that companies account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9, effective January 1, 2019. Company is currently evaluating the impact of adoption on the consolidated financial statements.

In December 2017, the IASB issued the Annual Improvements to IFRS’ 2015-2017, a series of amendments to IFRS’ in response to issues raised mainly on IFRS 3 — Business Combinations, which clarifies that a company remeasure its previously held interest in a joint operation when it obtains control of the business, on IFRS 11 — Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, on IAS 12 — Income Taxes, which clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises, and on IAS 23 — Borrowing Costs, which clarifies that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. The effective date of the amendments is January 1, 2019. Company is currently evaluating the impact of adoption on the consolidated financial statements.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) which specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. IAS 19 Employee Benefits specifies how a company accounts for a defined benefit plan. When a change to a plan-an amendment, curtailment or settlement-takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. The amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective on or after 1 January 2019. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

24. Subsequent Events

a) On January 3, 2018, the Company decided to call and redeem the Telekom Austria undated subordinated Fixed Rate Bond (hybrid bond) amounting to 600 million of Euros, according to the terms and conditions of the bond, at its nominal value plus all interest on February 1, 2018, the first call date. See Note 19.

b) On March 5, 2018 América Móvil received the resolution issued by the Federal Telecommunications Institute (“IFT”) in which it provides the final terms of implementation under which its subsidiaries Telmex and Telnor must legally and functionally separate the provision of regulated wholesale fixed services, through the creation of (i) new wholly-owned subsidiaries with an independent corporate structure, bodies and governance and (ii) a wholesale unit within Telmex and Telnor. The resolution provides for a 2-year implementation period with specific events and dates regarding the separation to be achieved during such 2-year period. We have presented a series of appeals to the separation order issued by the IFT. However, given that under Mexican law IFT’s determinations are not subject to a stay or suspension pending a final resolution to our legal challenges, the separation ordered by the IFT shall be complied with and therefore the separation shall be implemented as ordered under the resolution. The Company is in the process of evaluating the impact of the resolution and can not yet estimate its impact on its consolidated financial statements.

25. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2016 and 2017 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2017 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). The unconsolidated financial statements of América Móvil and Telcel reflect their investments in subsidiaries on the basis of the equity method. These unconsolidated entities are the Guarantors of most of América Móvil’s consolidated obligations. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned guarantor subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidating statements of financial position

	As of December 31, 2016
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	4,107,645	Ps.	1,948,159	Ps.	17,162,579	Ps.	—	Ps.	23,218,383
Marketable securities		11,716,039		—		43,141,118		—		54,857,157
Accounts receivable, net		41,086,859		23,541,672		142,056,406		(1,347)		206,683,590
Related parties		271,373,391		14,461,731		379,358,127		(664,452,757)		740,492
Inventories, net		323,642		10,246,083		26,575,972		(274,405)		36,871,292
Other current assets		—		951,739		18,586,354		—		19,538,093
Property, plant and equipment, Net		2,774,540		24,124,644		674,290,882		—		701,190,066
Investments in associated companies		704,272,725		134,150,348		59,589,480		(894,409,069)		3,603,484
Intangible assets and other non-current assets, net		11,734,707		25,653,093		430,951,917		—		468,339,717

Total assets	Ps.	1,047,389,548	Ps.	235,077,469	Ps.	1,791,712,835	Ps.	(1,559,137,578)	Ps.	1,515,042,274

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	57,213,648	Ps.	—	Ps.	25,393,611	Ps.	—	Ps.	82,607,259
Current liabilities		222,336,894		178,205,640		643,759,333		(656,905,877)		387,395,990
Long-term debt		555,475,368		—		69,718,776		—		625,194,144
Other non-current liabilities		3,448,396		885,834		152,707,752		(8,220,868)		148,821,114

Total liabilities	Ps.	838,474,306	Ps.	179,091,474	Ps.	891,579,472	Ps.	(665,126,745)	Ps.	1,244,018,507

Equity attributable to equity holders of the parent		208,915,242		55,985,995		714,469,820		(770,455,814)		208,915,243
Non-controlling interests		—		—		185,663,543		(123,555,019)		62,108,524
Total equity		208,915,242		55,985,995		900,133,363		(894,010,833)		271,023,767

Total liabilities and equity	Ps.	1,047,389,548	Ps.	235,077,469	Ps.	1,791,712,835	Ps.	(1,559,137,578)	Ps.	1,515,042,274

	As of December 31, 2017
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	7,018,559	Ps.	3,553,352	Ps.	13,698,562	Ps.	—	Ps.	24,270,473
Marketable securities		10,303,535		—		48,817,141		—		59,120,676
Accounts receivable, net		9,874,652		24,064,936		167,873,940		—		201,813,528
Related parties		208,240,067		957,704		503,895,549		(712,225,090)		868,230
Inventories, net		264,649		16,700,837		21,844,079		—		38,809,565
Other current assets		17,805,747		922,245		(1,375,246)		—		17,352,746
Property, plant and equipment, Net		1,996,721		24,287,904		650,058,573		—		676,343,198
Investments in associated companies		747,771,790		35,569,788		3,457,152		(783,063,558)		3,735,172
Intangible assets and other non-current assets, net		4,104,268		73,557,904		386,236,092		—		463,898,264

Total assets	Ps.	1,007,379,988	Ps.	179,614,670	Ps.	1,794,505,842	Ps.	(1,495,288,648)	Ps.	1,486,211,852

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	34,345,398	Ps.	—	Ps.	17,400,443	Ps.	—	Ps.	51,745,841
Current liabilities		161,940,198		41,304,845		797,880,314		(639,534,701)		361,590,656
Long-term debt		547,728,176		—		98,410,882		—		646,139,058
Other non-current liabilities		69,201,904		132,728,838		40,909,234		(76,737,196)		166,102,780

Total liabilities	Ps.	813,215,676	Ps.	174,033,683	Ps.	954,600,873	Ps.	(716,271,897)	Ps.	1,225,578,335

Equity attributable to equity holders of the parent		194,164,312		5,580,987		741,988,231		(747,569,218)		194,164,312
Non-controlling interests		—		—		97,916,738		(31,447,533)		66,469,205
Total equity		194,164,312		5,580,987		839,904,969		(779,016,751)		260,633,517

Total liabilities and equity	Ps.	1,007,379,988	Ps.	179,614,670	Ps.	1,794,505,842	Ps.	(1,495,288,648)	Ps.	1,486,211,852

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	173,615,615	Ps.	157,930,068	Ps.	743,147,639	Ps.	(180,955,583)	Ps.	893,737,739
Total cost and operating expenses		126,724,721		142,902,403		663,102,125		(180,404,671)		752,324,578

Operating income		46,890,894		15,027,665		80,045,514		(550,912)		141,413,161
Interest (expense) income, net		(16,668,472)		(9,031,432)		(872,237)		227,781		(26,344,360)
Foreign currency exchange (loss) gain, net		(51,209,235)		(2,060,917)		(25,727,836)		—		(78,997,988)
Other financing cost, net		14,115,563		—		7,380,753		—		21,496,316
Income tax		1,150,992		1,747,302		16,281,357		—		19,179,651
Equity interest in net income of associated companies		43,077,014		(4,722,363)		(2,534,350)		(37,246,997)		(1,426,696)

Net profit (loss) for year	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Distribution of the net profit (loss) to:
Equity owners of holding company	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	41,711,424	Ps.	(39,177,075)	Ps.	35,054,772
Non-controlling interest		—		—		299,063		1,606,947		1,906,010

Net profit (loss)	Ps.	35,054,772	Ps.	(2,534,349)	Ps.	42,010,487	Ps.	(37,570,128)	Ps.	36,960,782

Other comprehensive income (loss) items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities	Ps.	(34,224,932)	Ps.	(4,664,901)	Ps.	(34,129,089)	Ps.	37,412,602	Ps.	(35,606,320)
Effect of fair value of derivatives, net of deferred taxes		37,011		—		22,482		(21,998)		37,495
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(17,791,354)		—		(10,750,136)		10,561,072		(17,980,418)
Available for sale		173,540		—		(169,529)		—		4,011

Total other comprehensive income items for the period		(51,805,735)		(4,664,901)		(45,026,272)		47,951,676		(53,545,232)

Total comprehensive income for the period	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(10,304,830)	Ps.	17,504,080	Ps.	(16,750,963)
Non-controlling interests		—		—		7,289,045		(7,122,532)		166,513

	Ps.	(16,750,963)	Ps.	(7,199,250)	Ps.	(3,015,785)	Ps.	10,381,548	Ps.	(16,584,450)

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	137,236,301	Ps.	173,714,225	Ps.	857,137,822	Ps.	(192,675,860)	Ps.	975,412,488
Total cost and operating expenses		117,835,634		160,949,691		778,483,079		(191,466,226)		865,802,178

Operating income		19,400,667		12,764,534		78,654,743		(1,209,634)		109,610,310
Interest (expense) income, net		(12,331,095)		97,314		(17,207,855)		(227,781)		(29,669,417)
Foreign currency exchange (loss) gain, net		(46,625,392)		(5,853,669)		12,051,654		—		(40,427,407)
Other financing cost, net		(10,475,673)		(11,203,533)		5,453,365		—		(16,225,841)
Income tax		(7,712,179)		1,139,631		17,971,404		—		11,398,856
Equity interest in net income of associated companies		50,968,741		(1,342,073)		(6,677,059)		(42,759,659)		189,950

Net profit (loss) for year	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Distribution of the net profit (loss) to:
Equity owners of holding company		8,649,427		(6,677,058)		50,049,280		(43,372,222)		8,649,427
Non-controlling interest		—		—		4,254,164		(824,852)		3,429,312

Net profit (loss)	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		104,178,880		755,978		108,291,984		(105,728,134)		107,498,708
Effect of fair value of derivatives, net of deferred taxes		48,496		—		30,206		(29,573)		49,129
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		14,771,770		(12,300)		7,477,926		(7,463,997)		14,773,399
Available for sale		(6,673,731)		—		(6,673,731)		6,673,731		(6,673,731)

Total other comprehensive income items for the period	Ps.	112,325,415	Ps.	743,678	Ps.	109,126,385	Ps.	(106,547,973)	Ps.	115,647,505

Total comprehensive income for the period	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	150,900,984	Ps.	(144,967,604)	Ps.	120,974,842
Non-controlling interests		—		—		12,528,845		(5,777,443)		6,751,402

	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	160,057,511	Ps.	170,991,493	Ps.	887,951,615	Ps.	(197,367,084)	Ps.	1,021,633,535
Total cost and operating expenses		123,548,341		163,152,868		832,429,198		(197,640,175)		921,490,232

Operating income		36,509,170		7,838,625		55,522,417		273,091		100,143,303
Interest (expense) income, net		(16,779,235)		(12,365,116)		1,810,523		(41,305)		(27,375,133)
Foreign currency exchange (loss) gain, net		(15,223,111)		1,320,667		83,493		—		(13,818,951)
Other financing cost, net		6,775,455		—		(8,719,215)		—		(1,943,760)
Income tax		14,201,399		1,386,519		9,353,593		—		24,941,511
Equity interest in net income of associated companies		32,245,041		(8,977,146)		(13,466,845)		(9,709,665)		91,385

Net profit (loss) for year	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Distribution of the net profit (loss) to:
Equity owners of holding company		29,325,921		(13,569,489)		21,417,549		(7,848,060)		29,325,921
Non-controlling interest		—		—		4,459,231		(1,629,819)		2,829,412

Net profit (loss)	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(21,683,333)		(1,897,936)		(18,309,877)		23,581,269		(18,309,877)
Effect of fair value of derivatives, net of deferred taxes		12,292		—		12,292		(12,292)		12,292
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(7,075,606)		(8,439)		(7,046,089)		7,084,045		(7,046,089)
Available for sale		622,424		—		622,424		(622,424)		622,424

Total other comprehensive income items for the period	Ps.	(28,124,223)	Ps.	(1,906,375)	Ps.	(24,721,250)	Ps.	30,030,598	Ps.	(24,721,250)

Total comprehensive income for the period	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	(5,076,855)	Ps.	20,552,719	Ps.	1,201,698
Non-controlling interests		—		—		6,232,385		—		6,232,385

	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Condensed consolidating statements of cash flows

For the year ended December 31, 2015

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	36,205,763	Ps.	(787,047)	Ps.	58,291,845	Ps.	(37,570,128)	Ps.	56,140,433
Non-cash items		(4,256,606)		20,449,298		141,713,565		37,246,997		195,153,254
Changes in working capital:		(72,746,155)		(1,580,787)		(13,562,885)		323,131		(87,566,696)

Net cash flows (used in) provided by operating activities	Ps.	(40,796,998)	Ps.	18,081,464	Ps.	186,442,525	Ps.	—	Ps.	163,726,991

Investing activities:
Purchase of property, plant and equipment		1,498		(6,894,071)		(121,147,340)		—		(128,039,913)
Acquisition of intangibles		—		(3,292,490)		(20,240,336)		—		(23,532,826)
Dividends received from associates		74,901,349		—		—		(73,255,637)		1,645,712
Proceeds from sale of plant, property and equipment		—		—		27,329		—		27,329
Acquisition of business, net of cash acquired		—		—		(3,457,153)		—		(3,457,153)
Partial sale of shares of associate company		—		—		633,270		—		633,270
Spin of company		—		(216,626)		21,216,626		—		21,000,000
Investment in associates companies		(2,213,277)		(1,404,489)		3,439,801		—		(177,965)

Net cash flows provided by (used in) investing activities	Ps.	72,689,570	Ps.	(11,807,676)	Ps.	(119,527,803)	Ps.	(73,255,637)	Ps.	(131,901,546)

Financing activities:
Bank loans, net		50,879,779		—		5,083,236		—		55,963,015
Acquisition of no controlling interest		(34,970)		—		(996,079)		—		(1,031,049)
Interest paid		(23,379,273)		(6,200,848)		(3,250,311)		—		(32,830,432)
Repurchase of shares and others		(34,684,520)		—		241,436		—		(34,443,084)
Payment of dividends		(36,524,317)		—		(74,090,920)		73,255,637		(37,359,600)
Derivative financial instruments		—		—		(503,444)		—		(503,444)

Net cash flows (used in) financing activities	Ps.	(43,743,301)	Ps.	(6,200,848)	Ps.	(73,516,082)	Ps.	73,255,637	Ps.	(50,204,594)

Net (decrease) increase in cash and cash equivalents		(11,850,729)		72,940		(6,601,360)		—		(18,379,149)
Adjustment to cash flow for exchange rate differences		—		—		(2,934,522)		—		(2,934,522)
Cash and cash equivalents at beginning of the period		25,654,313		1,395,096		39,424,294		—		66,473,703

Cash and cash equivalents at end of the period	Ps.	13,803,584	Ps.	1,468,036	Ps.	29,888,412	Ps.	—	Ps.	45,160,032

Condensed consolidating statements of cash flows

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	937,247	Ps.	(5,537,427)	Ps.	28,077,775	Ps.	—	Ps.	23,477,595
Non-cash items		(997,587)		19,800,396		209,821,118		—		228,623,927
Changes in working capital:		74,520,320		9,130,768		(93,359,195)		(6,595,361)		(16,303,468)

Net cash flows provided by operating activities	Ps.	74,459,980	Ps.	23,393,737	Ps.	144,539,698	Ps.	(6,595,361)	Ps.	235,798,054

Investing activities:
Purchase of property, plant and equipment		—		(7,860,232)		(130,846,925)		—		(138,707,157)
Acquisition of intangibles		—		(4,947,506)		(11,369,232)		—		(16,316,738)
Dividends received from associates		21,950		—		5,988,938		(270,796)		5,740,092
Proceeds from sale of plant, property and equipment		20,078		—		95,522		—		115,600
Acquisition of business, net of cash acquired		—		(2,796,254)		(1,823,813)		2,796,254		(1,823,813)
Partial sale of shares of associate company		756,444		—		2,796,254		(3,552,698)		—
Investment in associates companies		—		663,203		(666,690)		—		(3,487)

Net cash flows provided by (used in) investing activities	Ps.	798,472	Ps.	(14,940,789)	Ps.	(135,825,946)	Ps.	(1,027,240)	Ps.	(150,995,503)

Financing activities:
Bank loans, net		(39,598,698)		—		(21,792,115)		—		(61,390,813)
Acquisition of no controlling interest		—		—		(2,280,278)		—		(2,280,278)
Interest paid		(24,826,139)		(7,972,827)		(5,922,267)		6,595,361		(32,125,872)
Paid-In capital		—		—		(756,444)		756,444		—
Sale of shares of subsidiaries		—		—		6,323,336		—		6,323,336
Repurchase of shares and others		(7,092,385)		—		71,138		—		(7,021,247)
Payment of dividends		(13,437,168)		—		(643,585)		270,796		(13,809,957)
Derivative financial instruments		—		—		(351,213)		—		(351,213)

Net cash flows (used in) financing activities	Ps.	(84,954,390)	Ps.	(7,972,827)	Ps.	(25,351,428)	Ps.	7,622,601	Ps.	(110,656,044)

Net (decrease) increase in cash and cash equivalents		(9,695,938)		480,121		(16,637,676)		—		(25,853,493)
Adjustment to cash flow for exchange rate differences		—		—		3,911,844		—		3,911,844
Cash and cash equivalents at beginning of the period		13,803,584		1,468,036		29,888,412		—		45,160,032

Cash and cash equivalents at end of the period	Ps.	4,107,645	Ps.	1,948,159	Ps.	17,162,579	Ps.	—	Ps.	23,218,383

Condensed consolidating statements of cash flows

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	43,527,320	Ps.	(12,182,970)	Ps.	35,230,373	Ps.	(9,477,879)	Ps.	57,096,844
Non-cash items		(17,017,287)		30,000,109		171,062,158		11,635,563		195,680,543
Changes in working capital:		(18,973,478)		(9,486)		(66,062,629)		50,040,581		(35,005,012)

Net cash flows provided by operating activities	Ps.	7,536,555	Ps.	17,807,653	Ps.	140,229,902	Ps.	52,198,265	Ps.	217,772,375

Investing activities:
Purchase of property, plant and equipment		16,526		(5,571,410)		(113,630,253)		—		(119,185,137)
Acquisition of intangibles		—		(3,053,345)		(14,485,196)		—		(17,538,541)
Dividends received from associates		21,465,687		970,000		2,385,559		(22,435,687)		2,385,559
Proceeds from sale of plant, property and equipment		—		—		133,349		—		133,349
Acquisition of business, net of cash acquired		—		(3,381,505)		(3,497,288)		—		(6,878,793)
Investment in associates companies		—		1,925,898		—		(1,925,898)		—
Sale of associated company		—		—		340,040		—		340,040

Net cash flows provided by (used in) investing activities	Ps.	21,482,213	Ps.	(9,110,362)	Ps.	(128,753,789)	Ps.	(24,361,585)	Ps.	(140,743,523)

Financing activities:
Bank loans, net		13,548,138		—		16,382,838		(57,364,465)		(27,433,489)
Acquisition of no controlling interest		—		—		(11,930)		—		(11,930)
Interest paid		(24,009,216)		(7,092,098)		(7,187,225)		7,092,098		(31,196,441)
Repurchase of shares and others		(1,240,028)		—		6,657		—		(1,233,371)
Payment of dividends		(14,406,748)		—		(24,120,329)		22,435,687		(16,091,390)
Derivative financial instruments		—		—		(71,474)		—		(71,474)

Net cash flows used in financing activities	Ps.	(26,107,854)	Ps.	(7,092,098)	Ps.	(15,001,463)	Ps.	(27,836,680)	Ps.	(76,038,095)

Net (decrease) increase in cash and cash equivalents		2,910,914		1,605,193		(3,525,350)		—		990,757
Adjustment to cash flow for exchange rate differences		—		—		61,333		—		61,333
Cash and cash equivalents at beginning of the period		4,107,645		1,948,159		17,162,579		—		23,218,383

Cash and cash equivalents at end of the period	Ps.	7,018,559	Ps.	3,553,352	Ps.	13,698,562	Ps.	—	Ps.	24,270,473