Form 20-F
period 2018-12-31
AMERICA MOVIL SAB DE CV/
filed 2019-04-12
CIK 1129137

As filed with the Securities and Exchange Commission on April 11, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934

for the fiscal year ended December 31, 2018

Commission file number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(exact name of registrant as specified in its charter)

America Mobile

(translation of registrant’s name into English)

United Mexican States

(jurisdiction of incorporation)

Lago Zurich 245, Plaza Carso / Edificio Telcel Colonia Ampliación Granada, Miguel Hidalgo 11529 Mexico City, Mexico

(address of principal executive offices)

Daniela Lecuona Torras

Lago Zurich 245, Plaza Carso / Edificio

Telcel, Piso 16, Colonia Ampliación Granada, Miguel Hidalgo, 11529 Mexico City,

Mexico Telephone: (5255) 2581-3700

Facsimile: (5255) 2581-4422

E-mail: daniela.lecuona@americamovil.com

(name, telephone, e-mail and/or facsimile number and address of company contact person) Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
A Shares, without par value	New York Stock Exchange
L Shares, without par value	New York Stock Exchange
5.000% Senior Notes Due 2019	New York Stock Exchange
5.000% Senior Notes Due 2020	New York Stock Exchange
3.125% Senior Notes Due 2022	New York Stock Exchange
6.375% Notes Due 2035	New York Stock Exchange
6.125% Notes Due 2037	New York Stock Exchange
6.125% Senior Notes Due 2040	New York Stock Exchange
4.375% Senior Notes Due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2018:

20,602 million	AA Shares
567 million	A Shares
44,887 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes            ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes            ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒  Yes            ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐  Yes            ☒  No

2018 ANNUAL REPORT FORM 20-F

(See Form 20-F Cross Reference Guide on page 114)

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

We present our financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.19.6829 to U.S.$1.00, which was the rate reported by Banco de México on December 31, 2018, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

		FOR THE YEAR ENDED DECEMBER 31,(1)
	2014		2015		2016		2017		2018		2018
	(in millions of Mexican pesos, except share and per share amounts)										(in millions of U.S. dollars, except share and per share amounts)

STATEMENT OF COMPREHENSIVE INCOME DATA:

Operating revenues	Ps.	848,580	Ps.	893,738	Ps.	975,412	Ps.	1,021,634	Ps.	1,038,208	U.S.$	52,747

Operating costs and expenses		692,026		752,325		865,802		921,490		898,651		45,657

Depreciation and amortization		114,994		125,715		148,526		160,175		155,713		7,911

Operating income		156,554		141,413		109,610		100,144		139,557		7,090

Net profit for the year	Ps.	47,498	Ps.	36,961	Ps.	12,079	Ps.	32,155	Ps.	54,517	U.S.$	2,770

NET PROFIT ATTRIBUTABLE FOR THE YEAR TO:

Equity holders of the parent	Ps.	46,146	Ps.	35,055	Ps.	8,650	Ps.	29,326	Ps.	52,566	U.S.$	2,670

Non-controlling interests		1,352		1,906		3,429		2,829		1,951		100

Net profit for the year	Ps.	47,498	Ps.	36,961	Ps.	12,079	Ps.	32,155	Ps.	54,517	U.S.$	2,770

EARNINGS PER SHARE:

Basic	Ps.	0.67	Ps.	0.52	Ps.	0.13	Ps.	0.44	Ps.	0.79	U.S.$	0.04

Diluted	Ps.	0.67	Ps.	0.52	Ps.	0.13	Ps.	0.44	Ps.	0.79	U.S.$	0.04

Dividends declared per share (2)	Ps.	0.24	Ps.	0.26	Ps.	0.28	Ps.	0.30	Ps.	0.32	U.S.$	0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):

Basic		69,254		66,869		65,693		65,909		66,055

Diluted		69,254		66,869		65,693		65,909		66,055

BALANCE SHEET DATA:

Property, plant and equipment, net	Ps.	588,106	Ps.	573,529	Ps.	701,190	Ps.	676,343	Ps.	640,001	U.S.$	32,516

Total assets		1,278,357		1,296,487		1,515,042		1,486,212		1,429,223		72,613

Short-term debt and current portion of long-term debt		57,806		119,590		82,607		51,746		96,230		4,889

Long-term debt		545,949		563,627		625,194		646,139		542,692		27,572

Capital stock		96,383		96,338		96,338		96,339		96,338		4,895

Total equity		234,639		160,854		271,024		260,634		245,872		12,492

NUMBER OF OUTSTANDING SHARES (MILLIONS):

AA Shares		23,384		23,384		20,635		20,602		20,602

A Shares		649		625		592		567		546

L Shares		44,120		41,990		44,571		44,901		44,887

(1) As of December 31, 2018, we owned 51.0% of the total outstanding shares of Telekom Austria AG (“Telekom Austria” or “TKA”). We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method, which affects the comparability of our results for 2014 through 2018.

(2) Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share trans- lated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

ABOUT AMÉRICA MÓVIL

HISTORY AND CORPORATE INFORMATION

América Móvil, S.A.B. de C.V. (“América Móvil,” “we” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico.

We were established in September 2000 when Teléfonos de México, S.A.B. de C.V. (“Telmex”), a fixed-line Mexican telecommunications operator privatized in 1990, spun off to us its wireless operations in Mexico and other countries. We have made significant acquisitions throughout Latin America, the United States, the Caribbean and Europe, and we have also expanded our businesses organically. In 2010, we acquired control of Telmex and Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) in a series of public tender offers.

Our principal executive offices are located at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, 11529, Mexico City, Mexico. Our telephone number at this location is (5255) 2581-3700.

BUSINESS OVERVIEW

We provide telecommunications services in 25 countries. We are a leading telecommunications services provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”).

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2018. For a list of our principal subsidiaries, see note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

RECENT DEVELOPMENTS

Acquisition of Nextel Operations in Brazil

In March 2019, we entered into an agreement to acquire 100% of the outstanding shares of Nextel Telecomunicações Ltda. (“Nextel Brazil”) from NII Holdings Inc. (“NII”) and AI Brazil Holdings B.V. for U.S.$905 million. The transaction is subject to the satisfaction of certain customary closing conditions, including the approval of the stockholders of NII and receipt of regulatory and antitrust approvals from Brazilian government authorities. Nextel Brazil provides nationwide mobile telecommunications services.

Acquisition of Telefónica’s Operations in Guatemala and El Salvador

In January 2019, we entered into an agreement to acquire 100% of the outstanding shares of Telefónica Móviles Guatemala, S.A. (“Telefónica Guatemala”) for U.S.$333 million and 99.3% of the outstanding shares of Telefónica Móviles El Salvador, S.A. de C.V. (“Telefónica El Salvador”) for U.S.$315 million. The acquired companies provide mobile and fixed telecommunications services, including voice, data and Pay TV in Guatemala and El Salvador, respectively. The Telefónica Guatemala acquisition was completed on January 24, 2019. The completion of the Telefónica El Salvador acquisition is subject to certain customary closing conditions, including regulatory approval.

ABOUT AMERICA MOVIL The following map illustrates the geographic diversity of our operations and certain key performance indicators ("KPIs") as of December 31, 2018. UNITED STATES / TRACFONE Licensed Population 334 Wireless Subscribers 21,688 Revenue Generating Units (RGUs) - Wireless Penetration 126% Wireless operation CENTRAL AMERICA & CARIBBEAN / CLARO Licensed Population 63 Wireless Subscribers 20,250 Revenue Generating Units (RGUs) 9,011 Wireless Penetration 111% Wireless and fixed operations MEXICO / TELCEL TELMEX Licensed Population 125 Wireless Subscribers 75,448 Revenue Generating Units (RGUs) 22,337 Wireless Penetration 95% Wireless and fixed operations ECUADOR / CLARO Licensed Population 17 Wireless Subscribers 8,246 Revenue Generating Units (RGUs) 384 Wireless Penetration 92% Wireless and fixed operations

PERU / CLARO Licensed Population 32 Wireless Subscribers 12,098 Revenue Generating Units (RGUs) 1,472 Wireless Penetration 121% Wireless and fixed operations CHILE / CLARO Licensed Population 19 Wireless Subscribers 6,707 Revenue Generating Units (RGUs) 1,424 Wireless Penetration 153% Wireless and fixed operations AUSTRIA & EASTERN EUROPE Licensed Population 41 Wireless Subscribers 21,000 Revenue Generating Units (RGUs) 6,261 Wireless Penetration 145% Wireless operations: Austria, Belarus, Bulgaria, Croatia, Serbia, Slovenia and Macedonia Fixed operations: Austria, Belarus, Bulgaria, Croatia, Slovenia and Macedonia COLOMBIA / CLARO Licensed Population 50 Wireless Subscribers 29,681 Revenue Generating Units (RGUs) 7,171 Wireless Penetration 119% Wireless and fixed operations BRAZIL / CLARO Licensed Population 210 Wireless Subscribers 56,416 Revenue Generating Units (RGUs) 35,285 Wireless Penetration 111% Wireless and fixed operations ARGENTINA, PARAGUAY & URUGUAY / CLARO Licensed Population 55 Wireless Subscribers 24,264 Revenue Generating Units (RGUs) 775 Wireless Penetration 129% Wireless operation: Argentina, Paraguay and Uruguay Fixed operations: Argentina and Paraguay Licensed Population in millions Wireless Subscribers and Revenue Generating Units in thousands

ABOUT AMÉRICA MÓVIL

KEY PERFORMANCE INDICATORS

We have identified certain KPIs that help measure the performance of our operations. The table of our KPIs below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);
•	the Caribbean (the Dominican Republic and Puerto Rico);
•	the United States; and
•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,
	2016	2017	2018
	(in thousands)
WIRELESS SUBSCRIBERS:
Mexico Wireless	72,953	73,855	75,448
Brazil	60,171	59,022	56,416
Colombia	28,954	29,353	29,681
Southern Cone	30,377	31,076	30,971
Andean Region	20,801	20,352	20,344
Central America	15,085	15,927	14,364
Caribbean	5,453	5,637	5,887
United States	26,070	23,132	21,688
Europe	20,708	20,658	21,000
Total Wireless Subscribers	280,572	279,012	275,798
FIXED RGUS:
Mexico Fixed	22,178	21,851	22,337
Brazil	36,716	35,904	35,285
Colombia	6,304	6,753	7,171
Southern Cone	1,942	2,023	2,199
Andean Region	1,820	1,765	1,856
Central America	5,392	5,811	6,465
Caribbean	2,663	2,700	2,546
Europe	5,900	6,036	6,261
Total Fixed RGUs	82,915	82,844	84,120
Total RGUs	363,488	361,856	359,919

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico, the United States and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data
	Telmex Infinitum	Fixed voice Fixed data
United States	TracFone	Wireless voice Wireless data
	Straight Talk	Wireless voice Wireless data
Europe	A1(1)	Wireless vocie Wireless data Fixed voice Fixed data Pay TV
(1) Since 2017, Telekom Austria has been extending a rollout of the A1 brand to all its regional operating companies.

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2018, our wireless voice and data operations generated revenues of Ps. 529.2 billion, representing 51.0% of our consolidated revenues. As of December 31, 2018, our wireless operations represented approximately 76.6% of our total RGUs.

Voice and Data

Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and 4G-LTE roaming services.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 25.3% in December 2017 to 27.5% as of December 31, 2018, while prepaid plans represented 72.5%.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 276 million wireless voice and data subscribers as of December 31, 2018.

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

In general, our average rates per minute of wireless voice are very competitive for both prepaid and postpaid plans. The rates in 2018 decreased an average of 11.12%, at constant exchange rates relative to 2017. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.

Value-Added Services

As part of our wireless data business, our subsidiaries offer value-added services that include Internet access, messaging and other wireless entertainment and corporate services through GSM/EDGE, 3G and 4G LTE networks. Internet services include roaming capability and wireless Internet connectivity for feature phones, smartphones, tablets and laptops, including data transmission, e-mail services, instant messaging, content streaming and interactive applications. For example, in Mexico, our website for our wireless services (www.telcel.com) through

Radiomóvil Dipsa, S.A. de C.V (“Telcel”), offers a wide range of services and content such as video, music, games and other applications, which our subscribers can access from mobile devices. In addition, we offer other wireless services, including wireless security services, mobile payment solutions, machine-to-machine services, mobile banking, virtual private network (“VPN”) services, video calls and Personal Communications Service (“PCS”).

Fixed Operations

In 2018, our fixed voice, data, broadband and IT solutions had revenues of Ps.222.6 billion, representing 21.4% of our consolidated revenues. As of December 31, 2018, our fixed operations represented approximately 23.4% of our total RGUs, compared to 22.9% as of December 31, 2017.

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

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2018, we had approximately 21.5 million Pay TV RGUs, a decrease of approximately 88.2 thousand Pay TV RGUs from the prior year.

Equipment, Accessories and Computer Sales

Equipment, accessories and computer sales revenues primarily include revenues from the sale of handsets, accessories and other equipment.

Other Services

Other services include revenues from other businesses, such as telephone directories, call center services, wireless security services, advertising, media and software development services.

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 25,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to a catalogue of over 15,000 titles for a fixed monthly subscription fee;

•	Transactional video on demand and electronic sell-through, offering the option to rent or buy new content releases; and

•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO and Noggin.

We also offer an advertised and unlimited music streaming and downloading service in 16 countries in Latin America and Europe through ClaroMúsica, with access to more than 50,000 titles across all music genres.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2018 in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, BROADBAND, DATA AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)

Argentina	✓	✓	✓	✓

Austria	✓	✓	✓	✓

Belarus	✓	✓	✓	✓

Brazil	✓	✓	✓	✓

Bulgaria	✓	✓	✓	✓

Chile	✓	✓	✓	✓

Colombia	✓	✓	✓	✓

Costa Rica	✓	✓	✓	✓

Croatia	✓	✓	✓	✓

Dominican Republic	✓	✓	✓	✓

Ecuador	✓	✓	✓	✓

El Salvador	✓	✓	✓	✓

Guatemala	✓	✓	✓	✓

Honduras	✓	✓	✓	✓

Macedonia	✓	✓	✓

Mexico	✓	✓		✓(4)

Nicaragua	✓	✓	✓	✓

Panama	✓	✓	✓	✓

Paraguay	✓	✓	✓	✓

Peru	✓	✓	✓	✓

Puerto Rico	✓	✓	✓	✓

Serbia	✓

Slovenia	✓	✓	✓	✓

Uruguay	✓			✓

United States	✓

(1) Includes voice communication and international roaming services, interconnection and termination services, SMS, MMS, e-mail, mobile browsing, entertainment and gaming applications.

(2) Includes local calls, national and international long-distance.

(3) Includes ClaroVideo and ClaroMúsica.

(4) Services provided by non-concessionaire subsidiaries.

OUR NETWORKS

Our networks are one of our main competitive advantages. Today, we own and operate one of the largest integrated platforms based on our covered population across 17 countries in Latin America and are in the process of expanding our network in Europe.

INFRASTRUCTURE

For the year ended December 31, 2018, our capital expenditures totaled Ps.151.8 billion, which allowed us to increase our network, to expand our capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high-quality voice, video and data products.

As of December 31, 2018, the main components of our infrastructure were comprised of:

•	Base stations: 241,990 base stations with 2G, 3G and 4G technologies (of which approximately 65% are equipped with 3G and 4G capabilities) across Latin America and Europe.

•	Fiber-optic network: More than 859 thousand km. Our network passed approximately 75 million homes.

•	Submarine cable system: Capacity of more than 189 thousand km in submarine cable, including the AMX-1 submarine cable that extends 17,500 km and connects the United States to Central and South America with 11 landing points and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Six. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks. In 2015 and 2016, we launched the Star One D1 and the Star One C4 to replace two limited capacity satellites.

•	Data centers: 27. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

In the United States, we do not own any wireless telecommunications facilities or hold any wireless spectrum licenses. Instead, we purchase airtime through agreements with wireless service providers and resell airtime to customers. Through these agreements, we have a nationwide “virtual” network, covering almost all areas in which wireless services are available.

TECHNOLOGY

Our primary wireless networks use GSM/EDGE, 3G and 4G LTE technologies, which we offer in most of the countries where we operate. We aim to increase the speed of transmission of our data services and have been expanding our 3G and 4G LTE coverage. In 2018, we rolled out our 4.5G coverage in most of our operations.

We transmit wireless calls and data through radio frequencies that we use under spectrum licenses. Spectrum is a limited resource, and, as a result, we may face spectrum and capacity constraints on our wireless network. We continue to invest significant capital in expanding our network capacity and reach and to address spectrum and capacity constraints on a market-by-market basis. In 2018, we spent Ps.4.2 billion on the acquisition of spectrum licenses, mainly in Paraguay and Argentina.

The table below presents a summary of the population covered by our network, by country, as of December 31, 2018.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE
	(% of covered population)

Argentina	98	91	88

Austria	100	98	98

Belarus	99	99	—

Brazil	93	94	81

Bulgaria	100	100	99

Chile	99	97	94

Colombia	92	79	61

Costa Rica	74	80	40

Croatia	99	99	99

Dominican Republic	100	99	94

Ecuador	96	76	59

El Salvador	91	82	64

Guatemala	89	81	62

Honduras	86	81	52

Macedonia	100	100	99

Mexico	93	94	86

Nicaragua	85	80	46

Panama	84	84	67

Paraguay	76	73	53

Peru	87	80	73

Puerto Rico	80	96	86

Serbia	99	98	98

Slovenia	100	100	99

Uruguay	96	91	80

OUR COMPETITORS

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers, of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Teléfonica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina and TIM. Competition remains intense as a result of saturation in the fixed and wireless market, increased network investment by our competitors, the development and deployment of new technologies, the introduction of new products and services, new market entrants, the availability of additional spectrum, both licensed and unlicensed, and regulatory changes.

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

We continue to make incremental acquisitions in areas that we consider accretive to our existing operations. For additional information on our acquisitions and investments, see Recent Developments above and note 12 to our audited consolidated financial statements included in this annual report.

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2018, our efforts were mainly focused on promoting our 4.5G LTE services, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. For example, Claro is the most valuable telecom brand in the Latin America region, according to the Telecoms 300 2018 report by Brand Finance. BrandZ’s Top 50 Most Valuable Latin American Brands 2018 list ranked Telcel among the top-ten brands in Latin America. In the same year, BrandZ also named Telcel and Telmex as the highest recognized telecom brands in Mexico, and Telcel and Claro as two of the highest-ranked telecom brands in Latin America. In addition, Embratel and NET, our brands in Brazil, are among the top fifteen most valuable brands in the country. A 2018 study by Austrian Brand Monitor found that

A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand awareness, as well as for brand perception as a premium brand.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 450,000 points of sale and almost 2,800 customer service centers. Our subsidiaries also sell their services and products online.

CUSTOMER SERVICES

We give priority to providing our customers with quality customer care and support, with approximately 120,000 employees dedicated to customer service. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites and social media accounts or visiting one of the customer sales and service centers located throughout the countries we serve.

PART II

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PART II OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

INTRODUCTION

Segments

We have operations in 25 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters operations are allocated to the Mexico Wireless segment. Financial information about our segments is presented in note 22 to our audited consolidated financial statements included in this annual report.

The factors that drive our financial performance differ in the various countries where we operate, including subscriber acquisition costs, the competitive landscape, the regulatory environment, economic factors and interconnection rates, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our different segments.

Constant Currency Presentation

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian and Argentine peso, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating results, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2018 compared to 2017, the Mexican peso was stronger against some of our operating currencies (including the Brazilian Real and the Argentine Peso) and weaker against others (including the U.S. Dollar and the Euro).

Since most of our debt is issued by América Móvil out of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as other comprehensive income in our consolidated statements of financial position.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2018, the Mexican peso and the Brazilian real weakened against the currencies in which most of our indebtedness is denominated. We recorded net foreign exchange losses of Ps.7.3 billion and net fair value losses on derivatives of Ps.4.7 billion. In 2017, the Mexican peso and the Brazilian real weakened against the currencies in which most of our indebtedness is denominated. We recorded net foreign exchange losses of Ps.13.8 billion, partially offset by net fair value gains on derivatives of Ps.8.2 billion. See note 7 to our audited consolidated financial statements included in this annual report.

Recent Changes in Accounting Standards

We adopted IFRS 15 on revenue recognition for the first time in 2018 using the modified retrospective method, which does not require us to restate our financial information from prior periods. The impact of applying IFRS 15 to our audited consolidated financial statements in 2018 was not significant, see note 2 i) to our audited consolidated financial statements included in this annual report.

We have adopted IFRS 16 on leasing as of January 1, 2019 using the modified retrospective method. The implementation of IFRS 16 will have a significant impact on our consolidated statements of financial position by requiring that we recognize right-of-use assets and lease liabilities. In our consolidated statements of comprehensive income, we expect the impact of the new standard will be to increase interest expense and depreciation while reducing other operating costs, without a significant impact on net income. The future impact of IFRS 16 on our results of operations will depend not only on the lease agreements in effect at the time of adoption but also on any new lease agreements. For more information, see note 23 to our audited consolidated financial statements included in this annual report.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

COMPOSITION OF OPERATING REVENUES

In 2018, our total operating revenues were Ps.1,038.2 billion.

Revenues from wireless and fixed voice services primarily include charges from monthly subscriptions, usage charges billed to customers and usage charges billed to other service providers for calls completed on our network. The primary drivers of revenues from monthly subscription charges are the number of total RGUs and the prices of our service packages. The primary driver of revenues from usage charges (airtime, international and long-distance calls and interconnection costs) is traffic, which is represented by the number of total RGUs and their average usage.

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

General Trends Affecting Operating Results

Our results of operations in 2018 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as declining customer prices;

•	changes in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;

•	declining demand for voice services; and

•	growing operating costs reflecting, among other things, higher costs for Pay TV, customer care services and managing larger and more complex networks.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well. Our performance in recent years has also been affected by ongoing regulatory changes in Mexico.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2018 AND 2017

Operating Revenues

Total operating revenues for 2018 increased by 1.6%, or Ps.16.6 billion, over 2017. At constant exchange rates, total operating revenues for 2018 increased by 3.5% over 2017. This increase principally reflects increases in revenues from our mobile and fixed data services, and equipment, accessories and computer sales operations, which were partially offset by a decrease in revenues from our mobile and fixed voice services.

REVENUES SERVICES. Revenues services for 2018 decreased by 1.7%, or Ps.14.8 billion, over 2017. At constant exchange rates, revenues services for 2018 increased by 0.5% over 2017. This increase principally reflects increases in revenues from our mobile voice and fixed and mobile data services, which were partially offset by a decrease in revenues from our fixed voice services.

SALES OF EQUIPMENT, ACCESSORIES AND COMPUTERS. Sales of equipment, accessories and computer sales revenues for 2018 increased by 21.9%, or Ps.31.3 billion, over 2017. At constant exchange rates, revenues from sales of equipment, accessories and computer sales for 2018 increased by 22.1% over 2017. This increase principally reflects higher sales of data-enabled devices and accesories.

Operating Costs and Expenses

COST OF SALES. Cost of sales was Ps.180.0 billion for 2018, an increase of 5.8% from Ps.170.2 billion in 2017. At constant exchange rates, cost of sales for 2018 increased by 5.5% over 2017. This increase principally reflects sales of higher-end smartphones provided to our postpaid subscribers and an increase in handset financing plans.

COST OF SERVICES. Cost of services was Ps.328.8 billion for 2018, an increase of 0.8% from Ps.326.2 billion in 2017. At constant exchange rates, cost of services for 2018 increased by 2.8% over 2017. This increase principally reflects an increase in costs related to network operations, including energy and leasing tower sites, third-party technical and IT services, as well as TV content acquisition, which was partially offset by our coporate cost-savings program.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2018 decreased by 5.6%, or Ps.13.4 billion, over 2017. As a percentage of operating revenues, commercial, administrative and general expenses were 21.9% for 2018, as compared to 23.6% for 2017. At constant exchange rates, commercial, administrative and general expenses for 2018 decreased by 3.8% over 2017. This decrease principally reflects a decrease in costs related to customer services, systems development and local taxes.

OTHER EXPENSES. Other expenses for 2018 decreased by Ps.17.4 billion over 2017, principally reflecting the payment in 2017 of an arbitration award granted in Colombia.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2018 decreased by 2.8%, or Ps.4.5 billion, over 2017. As a percentage of operating revenues, depreciation and amortization was 15.0% for 2018, as compared to 15.7% for 2017. At constant exchange rates, depreciation and amortization for 2018 decreased by 1.8% over 2017.

Operating Income

Operating income for 2018 increased by 39.4%, or Ps.39.4 billion, over 2017. Operating margin (operating income as a percentage of operating revenues) was 13.4% for 2018, as compared to 9.8% for 2017.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2018 decreased by 22.8%, or Ps.6.3 billion, over 2017. This decrease principally reflects the favorable resolution of certain tax contingencies.

FOREIGN CURRENCY EXCHANGE LOSS, NET. We recorded a net foreign currency exchange loss of Ps.7.3 billion for 2018, compared to our net foreign currency exchange loss of Ps.13.8 billion for 2017. The loss principally reflects the depreciation of some of the currencies in which our indebtedness is denominated, particularly the Euro and the pound sterling.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a loss of Ps.10.2 billion for 2018 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a loss of Ps.1.9 billion for 2017. The loss in 2018 principally reflects a derivatives loss, which was partially offset by gains in our monetary position.

INCOME TAX. Our income tax expense for 2018 increased by 86.3%, or Ps.21.5 billion, over 2017. This increase principally reflects higher pretax income due to a smaller foreign exchange loss in 2018 compared to 2017.

Our effective corporate income tax rate as a percentage of profit before income tax was 46.0% for 2018, compared to 43.7% for 2017. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of changes in permanent items such as local tax inflation effects and other impacts of non-taxable items.

Net Profit

We recorded a net profit of Ps.54.5 billion for 2018, an increase of 69.5%, or Ps.22.4 billion, over 2017.

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

MOBILE VOICE. Mobile voice revenues for 2017 decreased by 8.5%, or Ps.20.6 billion, over 2016. At constant exchange rates, mobile voice revenues for 2017 decreased by 10.8% over 2016. This decrease principally reflects reduced interconnection rates and traffic in international and domestic long-distance calls, which was driven by higher data usage due to the growing use of social networking platforms.

FIXED VOICE. Fixed voice revenues for 2017 decreased by 5.7%, or Ps.5.4 billion, over 2016. At constant exchange rates, fixed voice revenues for 2017 decreased by 9.1% over

2016. This decrease principally reflects reduced interconnection rates and traffic in international and domestic long-distance calls, which was driven by the growing use of wireless technology and broadband voice services, such as WiFi calling.

MOBILE DATA. Mobile data revenues for 2017 increased by 20.1%, or Ps.51.6 billion, over 2016. At constant exchange rates, mobile data revenues for 2017 increased by 18.8% over 2016. This increase principally reflects the increased use of mobile data services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, which was driven in part by the growing use of social networking apps and content downloading on tablets and notebooks.

FIXED DATA. Fixed data revenues for 2017 increased by 10.3%, or Ps.13.0 billion, over 2016. At constant exchange rates, fixed data revenues for 2017 increased by 5.9% over 2016. This increase principally reflects the growth in residential broadband services and corporate data services, such as cloud, dedicated links and data center services.

PAY TV. Pay TV revenues for 2017 increased by 11.0%, or Ps.8.6 billion, over 2016. At constant exchange rates, Pay TV revenues for 2017 increased by 2.3% over 2016. This increase principally reflects growth in our subscriber base and higher revenues driven by the cross-marketing of bundled packages and new TV channel packages, particularly in Colombia, Central America and the Caribbean.

EQUIPMENT, ACCESSORIES AND COMPUTER SALES. Equipment, accessories and computer sales revenues for 2017 decreased by 0.2%, or Ps.0.3 billion, over 2016. At constant exchange rates, revenues from equipment, accessories and computer sales for 2017 decreased by 0.7% over 2016. This decrease principally reflects lower sales of higher-end smartphones, other data-enabled devices and tablets, which were partially offset by higher sales of lower-end smartphones due to subsidies provided to our postpaid subscribers and handset financing plans.

OTHER SERVICES. Revenues from other services for 2017 decreased by 2.1%, or Ps.0.7 billion, over 2016. At constant exchange rates, revenues from other services for 2017 decreased by 5.0% over 2016. This decrease principally

RESULTS OF OPERATIONS

reflects lower revenues from advertising and media services, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

COST OF SALES AND SERVICES. Cost of sales and services for 2017 increased by 2.3%, or Ps.11.3 billion, over 2016, representing 48.6% of operating revenues for 2017, as compared to 49.7% of operating revenues for 2016. At constant exchange rates, cost of sales and services for 2017 decreased by 0.2% over 2016.

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

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2017 increased by 5.5%, or Ps.12.5 billion, over 2016. As a percentage of operating revenues, commercial, administrative and general expenses were 23.6% for 2017, as compared to 23.4% for 2016. At constant exchange rates, commercial, administrative and general expenses for 2017 increased by 2.2% over 2016. This increase principally reflects an increase in costs related to customer services, allowance for doubtful accounts, systems development and local taxes.

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

OTHER EXPENSES. Other expenses for 2017 increased by Ps.20.2 billion over 2016, principally reflecting the payment of an arbitration award granted in Colombia. For further information on this arbitration proceeding, see note 16 to our audited consolidated financial statements included in this annual report.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2017 increased by 7.8%, or Ps.11.6 billion, over 2016. As a percentage of operating revenues, depreciation and amortization was 15.7% for 2017, as compared to 15.2% for 2016. At constant exchange rates, depreciation and amortization for 2017 increased by 3.4% over 2016. This increase principally reflects investments in our networks and the acceleration of amortizing the costs of various brands of Telekom Austria.

Operating Income

Operating income for 2017 decreased by 8.6%, or Ps.9.5 billion, over 2016. Operating margin (operating income as a percentage of operating revenues) was 9.8% for 2017, as compared to 11.2% for 2016. Excluding the effects of the approximately U.S.$1.0 billion arbitration payment in Colombia, operating income increased by 8.3%, or Ps.9.1 billion, over 2016.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2017 decreased by 7.7%, or Ps.2.3 billion, over 2016. This decrease principally reflects lower interest expense due to the amortization of debt during this period.

FOREIGN CURRENCY EXCHANGE LOSS, NET. We recorded a net foreign currency exchange loss of Ps.13.8 billion for 2017, compared to our net foreign currency exchange loss of Ps.40.4 billion for 2016. The loss in both periods principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, the Euro and the pound sterling.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a loss of Ps.1.9 billion for 2017 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a loss of Ps.16.2 billion for 2016. The net loss in 2017 principally reflects the interest cost of labor obligations, which was partially offset by a gain in valuation of derivatives.

EQUITY INTEREST IN NET INCOME OF ASSOCIATED COMPANIES. Our share of the net income of associated companies accounted for under the equity method was Ps.0.1 billion in 2017, as compared to Ps.0.2 billion for 2016.

INCOME TAX. Our income tax expense for 2017 increased by 118.8%, or Ps.13.5 billion, over 2016. This increase principally reflects the effect of a smaller foreign exchange loss than the one observed in 2016.

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

RESULTS OF OPERATIONS

SEGMENT RESULTS OF OPERATIONS

We discuss below the operating results of each reportable segment. Notes 2 z) and 22 to our audited consolidated financial statements describe how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries operate affect our reported results in Mexican pesos and the comparability of reported results between periods.

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

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD)
		2016/2017		2017/2018
	2016	% CHANGE	2017	% CHANGE	2018

Brazilian real	5.3868	10.2	5.9346	(10.8)	5.2937

Colombian peso	0.0061	4.9	0.0064	1.6	0.0065

Argentine peso	1.2632	(9.0)	1.1489	(36.4)	0.7311

U.S. dollar	18.6529	1.5	18.9400	1.6	19.2397

Euro	20.6334	3.5	21.3649	6.3	22.7101

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

YEAR ENDED DECEMBER 31, 2018
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)

Mexico Wireless	Ps.	224,557	21.6%	Ps.	57,451	41.2%

Mexico Fixed		96,081	9.3		8,086	5.8

Brazil		193,306	18.6		23,495	16.8

Colombia		75,805	7.3		14,389	10.3

Southern Cone		102,350	9.9		16,976	12.2

Andean Region		55,787	5.4		5,004	3.6

Central America		45,033	4.3		4,868	3.5

United States		153,266	14.8		2,665	1.9

Caribbean		36,640	3.5		5,812	4.2

Europe		100,716	9.7		4,732	3.4

Eliminations		(45,333)	(4.4)		(3,921)	(2.9)

Total	Ps.	1,038,208	100.0%	Ps.	139,557	100.0%

YEAR ENDED DECEMBER 31, 2017
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)

Mexico Wireless	Ps.	206,771	20.2%	Ps.	50,666	50.6%

Mexico Fixed		98,485	9.6		7,922	7.9

Brazil		215,322	21.1		11,601	11.6

Colombia		72,740	7.1		(4,704)	(4.7)

Southern Cone		82,344	8.1		11,676	11.7

Andean Region		56,571	5.5		5,650	5.6

Central America		44,282	4.3		5,252	5.2

United States		148,590	14.5		2,915	2.9

Caribbean		35,215	3.4		4,752	4.7

Europe		93,644	9.2		4,524	4.5

Eliminations		(32,330)	(3.0)		(111)	(0.0)

Total	Ps.	1,021,634	100.0%	Ps.	100,143	100.0%

YEAR ENDED DECEMBER 31, 2016
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)

Mexico Wireless	Ps.	203,567	20.9%	Ps.	48,220	44.0%

Mexico Fixed		102,216	10.5		12,276	11.2

Brazil		197,357	20.2		6,325	5.8

Colombia		67,589	6.9		11,210	10.2

Southern Cone		72,330	7.4		8,317	7.6

Andean Region		56,131	5.8		6,087	5.6

Central America		42,421	4.3		3,831	3.5

United States		140,856	14.4		1,221	1.1

Caribbean		36,498	3.7		6,143	5.6

Europe		86,979	8.9		5,389	4.9

Eliminations		(30,532)	(3.0)		591	0.5

Total	Ps.	975,412	100.0%	Ps.	109,610	100.0%

RESULTS OF OPERATIONS

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments, first by comparing results for 2018 and 2017 and then by comparing results for 2017 and 2016. In the year-to- year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in note 22 to our audited consolidated financial statements, which is prepared in accordance with IFRS.

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

2018 COMPARED TO 2017

Mexico Wireless

The number of prepaid wireless subscribers for 2018 increased by 1.4% over 2017, and the number of postpaid wireless subscribers increased by 5.8%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.2%, or 1.5 million, to approximately 75.0 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 8.6% over 2017. Adjusted segment operating revenues for 2018 increased by 11.4% over 2017. This increase in segment operating revenues principally reflects an increase of 11.7% in mobile data revenues, driven by increased use of value-

added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

Segment operating income for 2018 increased by 13.4% over 2017. Adjusted segment operating income for 2018 increased by 20.2% over 2017.

Segment operating margin was 25.6% in 2018, as compared to 24.5% in 2017. Adjusted segment operating margin for this segment was 31.1% in 2018, as compared to 28.8% in 2017. This increase in segment operating margin for 2018 principally reflects costs related to interconnection rates, licensing fees, mobile site infrastructure rentals, maintenance and roaming charges.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2018 increased by 1.0% over 2017, and the number of broadband RGUs in Mexico increased by 3.8%, resulting in an increase in total fixed RGUs in Mexico of 2.2% over 2017, or 486 thousand, to approximately 22.0 million as of December 31, 2018.

Segment operating revenues for 2018 decreased by 2.4% over 2017. Adjusted segment operating revenues for 2018 decreased by 3.8% over 2017. This decrease in segment operating revenues principally reflects a decrease in fixed voice revenues of 4.4%, driven by RGU disconnections, a decrease in long-distance calls and a decrease in fixed data revenues of 0.7%, which was partially offset by higher revenues from broadband and corporate network services.

Segment operating income for 2018 increased by 2.1% over 2017. Adjusted segment operating income for 2018 decreased by 18.1% over 2017. This decrease principally reflects lower revenues from long-distance services and equipment sales.

Segment operating margin was 8.4% in 2018, as compared to 8.0% in 2017. Adjusted segment operating margin was 3.7% in 2018, as compared to 4.3% in 2017. This decrease in segment operating margin for 2018 principally reflects increases in costs associated with customer service and service quality improvements, as well as network maintenance.

Brazil

The number of prepaid wireless subscribers for 2018 decreased by 14.9% over 2017, and the number of postpaid wireless subscribers increased by 15.6%, resulting in a decrease in the total number of wireless subscribers in Brazil of 4.4%, or 2.6 million, to approximately 56.0 million as of December 31, 2018. The number of fixed voice RGUs for 2018 decreased by 5.0% over 2017, the number of broadband RGUs increased by 5.0%, and the number of Pay TV RGUs decreased by 3.1%, resulting in a decrease in total fixed RGUs in Brazil of 1.7%, or 619 thousand, to approximately 35.0 million as of December 31, 2018.

Segment operating revenues for 2018 decreased by 10.2% over 2017. Adjusted segment operating revenues for 2018 increased by 0.5% over 2017. This increase in segment operating revenues principally reflects higher mobile data and fixed data revenues of 31.0% and 7.6%, respectively, in 2018 over 2017. The increase in mobile data revenues in 2018 principally reflects the usage of social networking platforms, cloud services and content, and fixed data revenues increased principally due to an increase in broadband RGUs and corporate network services. The increase in segment operating revenues was partially offset by a decrease in mobile voice, fixed voice and Pay TV revenues of 31.9%, 17.5% and 5.2%, respectively, in 2018 over 2017, driven by RGU disconnections and lower traffic reflecting a decrease in disposable income.

Segment operating income for 2018 increased by 102.5% over 2017. Adjusted segment operating income for 2018 increased by 172.4% over 2017. This increase principally reflects the favorable resolution of certain tax contingencies.

Segment operating margin was 12.2% in 2018, as compared to 5.4% in 2017. Adjusted segment operating margin was 11.3% in 2018, as compared to 4.2% in 2017. This increase in segment operating margin for 2018 principally reflects synergy gains in marketing, network maintenance, information technology, subscriber acquisition and customer service related to the ongoing integration of our three Brazilian subsidiaries, which have collectively driven our costs down.

Colombia

The number of prepaid wireless subscribers for 2018 increased by 0.4% over 2017, and the number of postpaid wireless subscribers increased by 3.7%, resulting in an increase in the total number of wireless subscribers in Colombia of 1.1%, or 328 thousand, to approximately 30.0 million as of December 31, 2018. The number of fixed voice RGUs for 2018 increased by 10.1% over 2017, the number of broadband RGUs increased by 6.4% and the number of Pay TV RGUs increased by 2.8%, resulting in an increase in total fixed RGUs in Colombia of 6.2%, or 418 thousand, to approximately 7.1 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 4.2% over 2017. Adjusted segment operating revenues for 2018 increased by 2.6% over 2017. This increase in segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, fixed voice revenues and Pay TV revenues, which increased by 8.9%, 3.2%, 9.0% and 8.6%, respectively, in 2018, principally due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services. The increase in segment operating revenues was partially offset by a decrease of 8.1% in mobile voice revenues, driven by more competitive commercial offerings in response to pricing pressure from competitors.

Segment operating income for 2018 was Ps.14.4 billion, compared to a segment operating loss of Ps 4.7 billion in 2017. This change is principally due to the payment in 2017 of an arbitration award granted in Colombia. Adjusted segment operating income for 2018 increased by 576.5% over 2017.

Segment operating margin was 19.0% in 2018, as compared to (6.5%) in 2017. Adjusted segment operating margin was 23.3% in 2018, as compared to (5.0%) in 2017. This increase in segment operating margin for 2018 principally reflects Comcel’s cost savings program.

RESULTS OF OPERATIONS

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for 2018 decreased by 1.4% over 2017, and the number of postpaid wireless subscribers increased by 1.7%, resulting in a decrease in the total number of wireless subscribers in our Southern Cone segment of 0.3%, or 105 thousand, to approximately 31.0 million as of December 31, 2018. The number of fixed voice RGUs for 2018 increased by 8.3% over 2017, the number of broadband RGUs increased by 12.6%, and the number of Pay TV RGUs increased by 6.1%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 8.7%, or 175 thousand, to approximately 2.2 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 24.3% over 2017. Adjusted segment operating revenues for 2018 increased by 17.4% over 2017. This increase principally reflects an increase of 33.4% in Argentina, Paraguay and Uruguay. This increase was driven by higher data usage, particularly in the form of mobile data, video streaming, content downloading and service package purchases in Argentina, Paraguay and Uruguay and in the form of Pay TV, corporate network and broadband services in Chile. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2018 increased by 45.4% over 2017. Adjusted segment operating income for 2018 increased by 52.1% over 2017. This increase principally reflects an increase in adjusted operating income of 41.0% in Argentina, Paraguay and Uruguay, which was partially offset by a decrease in adjusted operating loss of 16.2% in Chile.

Segment operating margin was 16.6% in 2018, as compared to 14.2% in 2017. Adjusted segment operating margin was 20.2% in 2018, which increased in comparison to 17.0% in 2017. This increase in the segment operating margin for 2018 principally reflects the cost saving programs of our subsidiaries in the Southern Cone.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for 2018 decreased by 0.1% over 2017, and the number of postpaid wireless subscribers increased by 0.2%, resulting in a decrease in the total number of wireless subscribers in our Andean Region segment of 0.04%, or 8 thousand, to approximately 20.3 million as of December 31, 2018. The number of fixed voice RGUs for 2018 increased by 2.9% over 2017, the number of broadband RGUs increased by 12.4% and the number of Pay TV RGUs decreased by 3.2%, resulting in an increase in total fixed RGUs in our Andean Region segment of 5.2%, or 91 thousand, to approximately 1.8 million as of December 31, 2018.

Segment operating revenues for 2018 decreased by 1.4% over 2017. Adjusted segment operating revenues for 2018 decreased by 2.0% over 2017. This decrease principally reflects a decrease of 0.1% in Ecuador and a decrease of 4.3% in Peru. This decrease was driven by lower revenues from our wireless and fixed voice operations, an increase in tax obligations and bad debt expenses in Ecuador and competitive pricing practices, bundled packages and smartphones subsidies in Peru, which was partially offset by higher revenues from mobile data and higher revenues from fixed data, especially broadband and corporate data services.

Segment operating income for 2018 decreased by 11.4% over 2017. Adjusted segment operating income for 2018 decreased by 5.5% over 2017. This decrease principally reflects a decrease of 15.4% in Peru and a decrease of 0.1% in Ecuador.

Segment operating margin was 9.0% in 2018, as compared to 10.0% in 2017. Adjusted segment operating margin was 15.1% in 2018, as compared to 15.9% in 2017. This decrease in the segment operating margin for 2018 principally reflects gains from our cost- savings program and lower direct taxes in Ecuador as well as operation, information technology, marketing and sales costs, which was partially offset by postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for 2018 decreased by 11.3% over 2017, and the number of postpaid wireless subscribers decreased by 1.5%, resulting in a decrease in the total number of wireless subscribers in our Central America segment of 9.8%, or approximately 1.6 million, to approximately 14.3 million as of December 31, 2018. The number of fixed voice RGUs for 2018 increased by 8.7% over 2017, the number of broadband RGUs increased by 16.0% and the number of Pay TV RGUs increased by 3.2%, resulting in an increase in total fixed RGUs in our Central America segment of 11.3%, or 654 thousand, to approximately 6.4 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 1.7% over 2017. Adjusted segment operating revenues for 2018 were unchanged over 2017.

Segment operating income for 2018 decreased by 7.3% over 2017. Adjusted segment operating income for 2018 decreased by 6.7% over 2017. This decrease principally reflects a decrease of 14.9% in Guatemala and a decrease of 131.5% in Honduras, which was partially offset by an increase of 18.3% in El Salvador, an increase of 3.1% in Nicaragua, an increase of 30.2% in Panama and an increase of 27.7% in Costa Rica.

Segment operating margin was 10.8% in 2018, as compared to 11.9% in 2017. Adjusted segment operating margin was 12.2% in 2018, as compared to 13.1% in 2017. This decrease in segment operating margin for 2018 principally reflects higher costs related to doubtful accounts, a one-time charge related to the settlement of an interconnection dispute in Guatemala and an unusual charge arising from a government challenge to tax credits in Honduras.

Caribbean—Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for 2018 increased by 4.8% over 2017, and the number of postpaid wireless subscribers increased by 3.7%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 4.4%, or approximately 250 thousand, to approximately 5.9 million as of December 31, 2018. The number of fixed voice RGUs for 2018 decreased by 8.1% over 2017, the number of broadband RGUs decreased by 6.4% and the number of Pay TV RGUs increased by 3.9%, resulting in a decrease in total fixed RGUs in our Caribbean segment of 5.7%, or 154 thousand, to approximately 2.6 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 4.0% over 2017. Adjusted segment operating revenues for 2018 increased by 2.6% over 2017. This increase in segment operating revenues principally reflects an increase in segment mobile data revenues and an increase in Pay TV revenues in the Dominican Republic, which was partially offset by lower revenues from wireless and fixed voice services in Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico, and the currency of the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2018 increased by 22.3% over 2017. Adjusted segment operating income for 2018 increased by 20.7% over 2017. This increase principally reflects an increase of 21.9% in the Dominican Republic and an increase of 730.5% in Puerto Rico.

Segment operating margin was 15.9% in 2018, as compared to 13.5% in 2017. Adjusted segment operating margin was 16.3% in 2018, as compared to 13.8% in 2017. This increase in segment operating margin for 2018 principally reflects lower unusual costs in 2018 related to the reconstruction and operation of our networks in the aftermath of Hurricane Maria, as well as increased revenues in the Dominican Republic and our corporate cost-savings program.

United States

The number of prepaid wireless subscribers for 2018 decreased by 6.2% over 2017, or approximately 1.4 million, to approximately 22.0 million total wireless subscribers in the United States as of December 31, 2018.

Segment operating revenues for 2018 increased by 3.1% over 2017. Adjusted segment operating revenues for 2018 increased by 1.6% over 2017. This increase in segment operating revenues principally reflects higher mobile voice and data usage and revenues driven by the success of existing unlimited data plans and increased equipment sales of higher-end smartphones.

RESULTS OF OPERATIONS

Segment operating income for 2018 decreased by 8.6% over 2017. Adjusted segment operating income for 2018 decreased by 17.4% over 2017.

Segment operating margin was 1.7% in 2018, as compared to 2.0% in 2017. Adjusted segment operating margin was 6.8% in 2018, as compared to 8.4% in 2017. This decrease in segment operating margin for 2018 principally reflects an increase in content costs as a result of increased data usage.

Europe

The number of prepaid wireless subscribers for 2018 decreased by 5.8% over 2017, and the number of postpaid wireless subscribers increased by 4.1%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 1.7%, or approximately 342 thousand, to approximately 21.0 million as of December 31, 2018. The number of fixed voice RGUs for 2018 decreased by 2.9% over 2017, the number of broadband RGUs increased by 2.4% and the number of Pay TV RGUs increased by 15.9%, resulting in an increase in total fixed RGUs in our Europe segment of 3.7%, or 224 thousand, to approximately 6.2 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 7.6% over 2017. Adjusted segment operating revenues for 2018 increased by 1.2% over 2017. This increase in segment operating revenues principally reflects an increase in high-value customers in the mobile business and an ongoing strong fixed-line business, along with an increase in connectivity. We analyze segment results in euros because it is the functional currency in our operations in Europe.

Segment operating income for 2018 increased by 4.6% over 2017. Adjusted segment operating income for 2018 decreased by 4.3% over 2017.

Segment operating margin was 4.7% in 2018, as compared to 4.8% in 2017. Adjusted segment operating margin was 4.8% in 2018, as compared to 5.0% in 2017. This decrease in segment operating margin for 2018 principally reflects increases in costs related to marketing and subscriber acquisition.

2017 COMPARED TO 2016

Mexico Wireless

The number of prepaid wireless subscribers for 2017 increased by 0.2% over 2016, and the number of postpaid wireless subscribers increased by 6.2%, resulting in an increase in the total number of wireless subscribers in Mexico of 1.2%, or 902 thousand, to approximately 73.9 million as of December 31, 2017.

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

Brazil

The number of prepaid wireless subscribers for 2017 decreased by 7.6% over 2016, and the number of postpaid wireless subscribers increased by 11.1%, resulting in a decrease in the total number of wireless subscribers in Brazil of 1.9%, or 1.1 million, to approximately 59.0 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 2.8% over 2016, the number of broadband RGUs increased by 4.2%, and the number of Pay TV RGUs decreased by 5.3%, resulting in a decrease in total fixed RGUs in Brazil of 2.2%, or 812 thousand, to approximately 35.9 million as of December 31, 2017.

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

Colombia

The number of prepaid wireless subscribers for 2017 increased by 0.4% over 2016, and the number of postpaid wireless subscribers increased by 5.0%, resulting in an increase in the total number of wireless subscribers in Colombia of 1.4%, or 399 thousand, to approximately 29.4 million as of December 31, 2017. The number of fixed voice RGUs for 2017 increased by 11.1% over 2016, the number of broadband RGUs increased by 8.1% and the number of Pay TV RGUs increased by 3.3%, resulting in an increase in total fixed RGUs in Colombia of 7.1%, or 450 thousand, to approximately 6.8 million as of December 31, 2017.

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

RESULTS OF OPERATIONS

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

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for 2017 increased by 2.0% over 2016, and the number of postpaid wireless subscribers increased by 2.9%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 2.3%, or 699 thousand, to approximately 31.1 million as of December 31, 2017. The number of fixed voice RGUs for 2017 increased by 4.6% over 2016, the number of broadband RGUs increased by 9.1%, and the number of Pay TV RGUs increased by 0.6%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 4.2%, or 81 thousand, to approximately 2.0 million as of December 31, 2017.

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

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for 2017 decreased by 4.3% over 2016, and the number of postpaid wireless subscribers increased by 2.5%, resulting in a decrease in the total number of wireless subscribers in our Andean Region segment of 2.2%, or 450 thousand, to approximately 20.4 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 7.1% over 2016, the number of broadband RGUs increased by 5.4% and the number of Pay TV RGUs decreased by 7.8%, resulting in a decrease in total fixed RGUs in our Andean Region segment of 3.0%, or 55 thousand, to approximately 1.8 million as of December 31, 2017.

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

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for 2017 increased by 5.4% over 2016, and the number of postpaid wireless subscribers increased by 6.7%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 5.6%, or approximately 842 thousand, to approximately 15.9 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 0.1% over 2016, the number of broadband RGUs increased by 15.1% and the number of Pay TV RGUs increased by 3.9%, resulting in an increase in total fixed RGUs in our Central America segment of 7.8%, or 419 thousand, to approximately 5.8 million as of December 31, 2017.

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

Caribbean—Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for 2017 increased by 3.0% over 2016, and the number of postpaid wireless subscribers increased by 4.1%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 3.4%, or approximately 184 thousand, to approximately 5.6 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 1.3% over 2016, the number of broadband RGUs increased by 1.6% and the number of Pay TV RGUs increased by 11.4%, resulting in an increase in total fixed RGUs in our Caribbean segment of 1.4%, or 37 thousand, to approximately 2.7 million as of December 31, 2017.

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

Segment operating margin was 13.5% in 2017, as compared to 16.8% in 2016. Adjusted segment operating margin was 13.8% in 2017, as compared to 17.2% in 2016. This decrease principally reflects higher unusual costs related to the reconstruction and operation of our networks in the aftermath of Hurricane Maria and bad debt expense in Puerto Rico and higher costs related to upgrades to our information technology systems in the Dominican Republic, which were partially offset by our corporate cost-savings program.

RESULTS OF OPERATIONS

United States

The number of prepaid wireless subscribers for 2017 decreased by 11.3% over 2016, or approximately 2.9 million, to approximately 23.1 million total wireless subscribers in the United States as of December 31, 2017.

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

Europe

The number of prepaid wireless subscribers for 2017 decreased by 10.4% over 2016, and the number of postpaid wireless subscribers increased by 3.6%, resulting in a decrease in the total number of wireless subscribers in our

Europe segment of 0.2%, or approximately 50 thousand, to approximately 20.7 million as of December 31, 2017. The number of fixed voice RGUs for 2017 decreased by 3.7% over 2016, the number of broadband RGUs increased by 3.3% and the number of Pay TV RGUs increased by 10.7%, resulting in an increase in total fixed RGUs in our Europe segment of 2.3%, or 136 thousand, to approximately 6.0 million as of December 31, 2017.

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

LIQUIDITY AND CAPITAL RESOURCES

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.248.3 billion in 2018, compared to Ps.217.8 billion in 2017. Our cash and cash equivalents amounted to Ps.21.7 billion at December 31, 2018, compared to Ps.24.3 billion at December 31, 2017.

We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	Capital expenditures. We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.151.8 billion in 2018, Ps.136.7 billion in 2017, and Ps.155.0 billion in 2016. The amount of these capital expenditures varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2019 of approximately U.S.$8.5 billion (Ps.169.0 billion), which will be primarily funded by our operating activities.

•	Acquisitions. In some years, we have made substantial expenditures on acquisitions. In 2019 we entered into agreements to acquire Nextel Brazil, Telefónica Guatemala and Telefónica El Salvador. See “Recent Developments” under Part I in this annual report.
•	Indebtedness. We must pay interest on our indebtedness and repay principal when due. As of December 31, 2018, we had approximately Ps.96.2 billion of principal and amortization due in 2019.

•	Dividends. We pay regular dividends. We paid Ps.22.4 billion in dividends in 2018 and Ps.16.1 billion in 2017. Our shareholders approved on April 9, 2019 the payment of a Ps.0.35 ordinary cash dividend per share in two installments in 2019. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•	Share repurchases. We regularly repurchase our own shares. We spent Ps.511.4 million repurchasing our own shares in the open market in 2018 and Ps.1.2 billion in 2017. Our shareholders have authorized additional repurchases, and as of March 31, 2019, we have spent Ps.171 million repurchasing our shares in the open market in 2019, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2018, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

LIQUIDITY AND CAPITAL RESOURCES

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2018. Many of our obligations are denominated in currencies other than Mexican pesos. The table does not include accounts payable, pension liabilities, interest payments or payments under derivatives contracts. See note 16 to our audited consolidated financial statements included in this annual report.

PAYMENTS DUE BY PERIOD
			LESS THAN
	Total		1 Year		1-3 Years		4-5 Years		After 5 Years
	(in millions of Mexican pesos)

CONTRACTUAL OBLIGATIONS AS OF DECEMBER 31, 2018

Equipment leases, real estate leases and mobile site rentals	Ps.	138,052	Ps.	24,057	Ps.	37,652	Ps.	26,317	Ps.	50,026

Short-term debt		96,230		96,230		—		—		—

Long-term debt		542,692		—		263,402		53,923		225,367

Purchase obligations		225,085		88,234		123,528		13,323		—

Total	Ps.	1,002,059	Ps.	208,521	Ps.	424,582	Ps.	93,563	Ps.	275,393

Other than the amounts in the table above, we had no other outstanding material purchase commitments as of December 31, 2018. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2018 was Ps.638.9 billion, of which Ps.96.2 billion was short-term debt (including the current portion of long- term debt), compared to Ps.697.9 billion as of December 31, 2017.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including KPN shares) or other short-term investments. As of December 31, 2018, we had net debt of Ps.568.2 billion, compared to Ps.614.5 billion as of December 31, 2017. Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 88.7% of our indebtedness at December 31, 2018 was denominated in currencies other than Mexican pesos (approximately 34.6% of such non-Mexican peso debt in U.S. dollars and 65.4% in other currencies), and approximately 5.9% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt owned by Telekom Austria, approximately 29.3% of our net debt as of December 31, 2018 was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2018 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.3% per annum.

Our major categories of indebtedness at December 31, 2018 are summarized in the table below. The majority of our consolidated indebtedness is owed by América Móvil and most of the remaining debt is owed by Telekom Austria, in which we own a 51% interest. See also note 14 to our audited consolidated financial statements included in this annual report.

DEBT
(millions of Mexican pesos)

SENIOR NOTES

DENOMINATED IN U.S. DOLLARS

América Móvil 5.000% Senior Notes due 2019	Ps.	14,762

Telmex 5.500% Senior Notes due 2019		7,428

América Móvil 5.000% Senior Notes due 2020		41,823

América Móvil 3.125% Senior Notes due 2022		31,493

América Móvil 6.375% Senior Notes due 2035		19,315

América Móvil 6.125% Senior Notes due 2037		7,267

América Móvil 6.125% Senior Notes due 2040		39,366

América Móvil 4.375% Senior Notes due 2042		22,635

Total	Ps.	184,089

DENOMINATED IN MEXICAN PESOS

América Móvil 6.000% Senior Notes due 2019	Ps.	10,000

América Móvil 8.600% Domestic Senior Notes due 2020		7,000

América Móvil 6.450% Senior Notes due 2022		22,500

América Móvil 7.125% Senior Notes due 2024		11,000

América Móvil 0.000% Domestic Senior Notes due 2025		4,629

América Móvil 8.460% Senior Notes due 2036		7,872

Telmex 8.360% Domestic Senior Notes due 2037		5,000

Total	Ps.	68,001

DENOMINATED IN EURO

América Móvil 4.125% Senior Notes due 2019	Ps.	22,559

América Móvil B.V. 0.000% Exchangeable Bonds due 2020		64,108

América Móvil 3.000% Senior Notes due 2021		22,558

TKA 3.125% Senior Notes due 2021		17,569

TKA 4.000% Senior Notes due 2022		18,028

América Móvil 4.750% Senior Notes due 2022		16,919

TKA 3.500% Senior Notes due 2023		7,132

América Móvil 3.259% Senior Notes due 2023		16,919

América Móvil 1.500% Senior Notes due 2024		19,175

TKA 1.500% Senior Notes due 2026		16,919

América Móvil 2.125% Senior Notes due 2028		14,663

Total	Ps.	236,549

DENOMINATED IN POUND STERLING

América Móvil 5.000% Senior Notes due 2026	Ps.	12,551

América Móvil 5.750% Senior Notes due 2030		16,316

América Móvil 4.948% Senior Notes due 2033		7,530

América Móvil 4.375% Senior Notes due 2041		18,826

Total	Ps.	55,223

LIQUIDITY AND CAPITAL RESOURCES

DEBT
(millions of Mexican pesos)

DENOMINATED IN JAPANESE YEN

América Móvil 2.950% Senior Notes due 2039	Ps.	2,335

Total	Ps.	2,335

DENOMINATED IN CHILEAN PESOS

América Móvil 3.961% Senior Notes due 2035	Ps.	3,905

Total	Ps.	3,905

DENOMINATED IN BRAZILIAN REAIS

Claro Brasil 102.400% of CDI Domestic Senior Notes due 2019	Ps.	5,080

Claro Brasil 103.250% of CDI Domestic Senior Notes due 2019		1,829

Claro Brasil 103.900% of CDI Domestic Senior Notes due 2019		5,080

Claro Brasil 102.900% of CDI Domestic Senior Notes due 2020		7,619

Claro Brasil 104.000% of CDI Domestic Senior Notes due 2021		5,587

Claro Brasil 104.250% of CDI Domestic Senior Notes due 2021		7,696

Total	Ps.	32,891

HYBRID NOTES

DENOMINATED IN EURO:

América Móvil Euro NC10 (Euro Series B) Capital Securities due 2073	Ps.	12,407

Total	Ps.	12,407

DENOMINATED IN POUND STERLING

América Móvil GBP NC7 Capital Securities due 2073	Ps.	13,806

Total	Ps.	13,806

BANK DEBT AND OTHER

DENOMINATED IN U.S. DOLLARS	Ps.	11,699

DENOMINATED IN MEXICAN PESOS	Ps.	4,500

DENOMINATED IN EUROS	Ps.	5,527

DENOMINATED IN CHILEAN PESOS	Ps.	64

DENOMINATED IN BRAZILIAN REAIS	Ps.	27

DENOMINATED IN PERUVIAN SOLES	Ps.	7,899

Total	Ps.	29,716

Total Debt	Ps.	638,922

Less short-term debt and current portion of long-term debt	Ps.	96,230

Total Long-term Debt	Ps.	542,692

EQUITY:

Capital stock	Ps.	96,338

Total retained earnings		237,255

Other comprehensive income (loss) items		(137,598)

Non-controlling interest		49,877

Total Equity	Ps.	245,872

Total Capitalization (total long-term debt plus equity)	Ps.	788,564

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2019 through 2037, and bear interest at fixed rates.

•	Global peso notes program. The global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

•	International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pound sterling and euros. We have also issued debt securities in the local markets in Switzerland and Japan.

•	Hybrid notes. We have outstanding two series of Capital Securities maturing in 2073: one series denominated in euros totaling €550 million, and one series denominated in pound sterling in the amount of £550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series. Our hybrid notes are deeply subordinated, and when they were issued, the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit).

•	Bank loans. At December 31, 2018, we had approximately Ps.29.7 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in November 2019 and one for the Euro equivalent of U.S.$2.0 billion expiring in May 2021. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2018, these credit facilities were undrawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. Telekom Austria also has an undrawn revolving syndicated credit facility for €1.0 billion (the “TKA Facility”) expiring in November 2019. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see note 14 to our audited consolidated financial statements included in this annual report.

•	Options involving KPN and TKA shares. The Company has entered into certain option contracts related to shares that are or have been a strategic investment for the Company. These options include a sale of call options related to our KPN shares with an exercise period that will expire in May 2020 and the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See note 7 to our audited consolidated financial statements included in this annual report.

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2018, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.509.7 billion (U.S.$25.9 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2018, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.129.2 billion (U.S.$6.6 billion).

RISK MANAGEMENT

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We have indebtedness denominated in currencies other than the currency of our operating environments, and we have expenses for operations and for capital expenditures in a variety of currencies. We use derivatives to adjust the resulting exchange rate and interest rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries.

Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time.

As of December 31, 2018, we had derivatives positions with an aggregate net fair value liability of Ps.11.8 billion, which are described in note 7 to our audited consolidated financial statements. For additional information, see note 2 v) to our audited consolidated financial statements included in this annual report.

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

ESTIMATED USEFUL LIVES OF PLANT, PROPERTY AND EQUIPMENT

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2018 to Ps.129.1 billion, or 14.4% of our operating costs and expenses. See note 10 to our audited consolidated financial statements included in this annual report.

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

IMPAIRMENT OF LONG-LIVED ASSETS

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions, or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to recognize an impairment to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in lower or no impairment charges, higher net income and higher asset values. See note 2 ab) to our audited consolidated financial statements included in this annual report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

DEFERRED INCOME TAXES

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess, in the course of our tax planning procedures, the fiscal years of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of future taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or if we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record deferred tax assets based on the amount that we believe is more likely than not to be realized. In assessing the future realization of deferred tax assets, we consider future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or the extent of our ability to utilize the tax benefits of net operating loss carry forwards in the future, an adjustment to the recorded amount of deferred tax assets would be made.

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

LABOR OBLIGATIONS

We recognize liabilities on our balance sheet and expenses in our statement of comprehensive income to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and assumptions for post-retirement pension and termination benefits in accordance with IFRS.

We use estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return we assume our labor obligation plans will achieve on their investments, (ii) the rate of increase in salaries that we assume we will observe in future years, (iii) the discount rates that we use to calculate the present value of our future obligations and (iv) the expected rate of inflation. The assumptions we have applied are identified in note 17 to our audited consolidated financial statements included in this annual report. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

PART III RISK FACTORS

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

Among other things, our competitors could:

•	provide higher handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as internet access);

•	offer services at lower costs through double, triple and quadruple play packages or other pricing strategies;

•	expand their networks faster; or

•	develop and deploy improved technologies faster, such as 5G LTE technology.

Competition can lead us to increase advertising and promotional spending and to reduce prices for services and handsets. These developments may lead to lower operating margins, greater choices for customers and increasing movement of customers among competitors, which may make it difficult for us to retain or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. See “Regulation” under Part VI for a discussion on the functional separation of Telmex and Telnor wholesale services, “Legal Proceedings” under Part VII and Note 16 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, since 2013, Mexico has implemented reforms to the telecommunications sector that aim to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

Dominant carrier related regulations could adversely affect our business by limiting our ability to pursue competitive and profitable strategies

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

Changes in the regulatory framework for telecommunications services in Mexico may have a material adverse effect on our business and results of operations

The Mexican legal framework for the regulation of telecommunications and broadcasting services has changed, beginning with constitutional amendments in 2013, implementing legislation in 2014, and the establishment in 2014 of a new regulator, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or the “IFT”). The IFT determined in 2014 that our operating subsidiaries in Mexico are part of an “economic interest group” that is a “preponderant economic agent” in the Mexican telecommunications sector, and, based on this determination, the IFT has imposed extensive asymmetric regulations on our Mexican fixed-line and wireless businesses. The asymmetric regulations took effect in 2015 and were amended in 2017, when the IFT added new requirements, including the functional separation of certain assets used to provide local loop unbundling services. For further information, see “Regulation” under Part III of this annual report. The IFT measures and biennial reviews of the asymmetric measures applicable to us have adversely affected the results of our Mexican operations, and we expect that those effects will continue.

We must continue to acquire additional radio spectrum capacity and upgrade our networks in order to expand our customer base and maintain the quality of our wireless services

Licensed radio spectrum is essential to our growth and the quality of our wireless services and for the operation and deployment of our networks, including new generation networks such as 5G LTE technology, to offer improved data and value-added services. We obtain most of our radio spectrum through auctions conducted by governments of the countries in which we operate. Participation in spectrum auctions in most of these countries requires prior government authorization, and we may be subject to caps on our ability to acquire additional spectrum. Our inability to acquire additional radio spectrum capacity could affect our ability to compete successfully because it could result in,

RISK FACTORS

among other things, a decrease in the quality of our network and service and in our ability to meet the demands of our customers.

In the event we are unable to acquire additional radio spectrum capacity, we can increase the density of our network by building more cell and switch sites, but such measures are costly and may be subject to local restrictions and regulatory approvals, and they would not meet our needs as effectively.

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from five to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, mainly in connection with fixed services, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied in many of the jurisdictions where we operate and how reversion provisions would be interpreted in practice. For further information, see “Regulation” under Part VI of this annual report and note 16 to our audited consolidated financial statements included in this annual report.

In addition, the regulatory authorities in the jurisdictions in which we operate can revoke our concessions under certain circumstances. In Mexico, for example, the Federal Law on Telecommunications and Broadcasting gives the government the right to expropriate our concessions or to take over the management of our networks, facilities and personnel in cases of failures to meet obligations under our concession agreements, imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. See “Regulation” under Part VI of this annual report.

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

Failure to comply with anti-corruption, anti- bribery and anti-money laundering laws could harm our reputation, subject us to substantial fines and adversely affect our business

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other regulatory requirements could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

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

Cybersecurity incidents and other breaches of network or information technology security could have an adverse effect on our business and our reputation

Cybersecurity incidents, and other tactics designed to gain access to and exploit sensitive information by breaching critical systems of large companies, are evolving and have been increasing in both sophistication and occurrence in recent years. While we employ a number of measures to prevent, detect and mitigate such incidents, there is no guarantee that we will be able to adequately anticipate or prevent one. Cybercrime, including attempts to overload our servers with denial- of-service attacks, theft, social engineering, phishing, ransomware or similar disruptions from unauthorized access or attempted unauthorized access to our systems could result in the destruction, misuse or release of personal information or other sensitive data. As of the date of this annual report, we have no knowledge of any significant compromise or material financial or data loss related to a cybersecurity incident.

RISK FACTORS

However, it is difficult to detect or prevent evolving forms of cybersecurity incidents, and our systems, and those of our third-party service providers and of our customers, are vulnerable to cybersecurity incidents.

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

Failure to achieve proper data governance could lead to data mismanagement

We process large amounts of personally identifiable information of customers and employees and are subject to various compliance, security, privacy, data quality and regulatory requirements. Failure to achieve proper data governance could lead to data mismanagement which in turn could result in data loss, regulatory investigations or sanctions, and cybersecurity risk.

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 4.2% for the year ended December 31, 2018 and 4.1% for the year ended December 31, 2017. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We rely on key suppliers to provide equipment that we need to operate our business

We rely upon various key suppliers to provide us with handsets, network equipment or services, which we need to expand and operate our business. Our key suppliers include Huawei, Ericsson and Alcatel. If these suppliers fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy requirements under our concessions.

Government or regulatory actions with respect to certain suppliers may impact us. For example, the government of the United States and Canada, among others, are currently conducting a regulatory review of certain international suppliers of network equipment and technologies to evaluate potential risks. We are currently unable to predict the outcome of such reviews, including any possible restrictions placed on our key suppliers , and as a result we cannot determine their potential impact on our business.

Our ability to pay dividends and repay debt depends on our subsidiaries’ ability to pay dividends and make other transfers to us

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

We may fail to realize the benefits anticipated from acquisitions, divestments and significant investments we make from time to time

The business growth opportunities, revenue benefits, cost savings and other benefits we anticipated to result from our acquisitions, divestments and significant investments may not be achieved as expected, or may be delayed. Our divestments may also adversely affect our prospects. For example, we may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations, and we may face regulatory restrictions in our provision of combined services in some of the countries in which we operate. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may suffer.

A downgrade of Mexico’s credit rating could affect us

Credit rating agencies regularly evaluate Mexico and its sovereign rating based on various factors including macroeconomic trends, tax and budgetary conditions and indebtedness metrics. If Mexico’s sovereign credit rating is downgraded by credit rating agencies, the rating of our securities may also be downgraded, which could negatively affect our financing costs and the market price of our securities.

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

RISKS RELATING TO OUR CONTROLLING SHAREHOLDERS, CAPITAL STRUCTURE AND TRANSACTIONS WITH AFFILIATES

Members of one family may be deemed to control us and may exercise their control in a manner that may differ from the interest of other shareholders

Based on reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, a member of our Board of Directors, together with his sons, daughters and grandchildren (together, the “Slim Family”), including his two sons, Carlos Slim Domit and Patrick Slim Domit, who serve as the Chairman and Vice Chairman of our Board of Directors, respectively, may be deemed to control us. The Slim Family may be able to elect a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of our shareholders. The interests of the Slim Family may diverge from the interests of our other investors.

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

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, the procedure for class actions is different, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to seek remedies against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as the Delaware.

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

RISK FACTORS

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

RISKS RELATING TO DEVELOPMENTS IN MEXICO AND OTHER COUNTRIES

Economic, political and social conditions in Latin America, the United States, the Caribbean and Europe may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina, have undergone significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. Factors related to economic, political and social conditions that could affect our performance include:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation, including hyperinflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	price controls;

•	changes in governmental economic, tax, labor or other policies;

•	imposition of trade barriers;

•	changes in law or regulation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America, the United States, the Caribbean or in Europe may inhibit demand for telecommunication services and create uncertainty regarding our operating environment or may affect our ability to renew our licenses and concessions, to maintain or increase our market share or profitability and may have an adverse impact on future acquisitions, which could have a material adverse effect on our company. In addition, the perception of risk in the countries in which we operate may have a negative effect on the trading price of our shares and ADSs and may restrict our access to international financial markets.

In various countries where we operate, for example, elections took place during 2018, which could lead to economic, political and social changes over which we have no control. Our business may also be especially affected by conditions in Mexico and Brazil, two of our largest markets. Mexican elections in July 2018 resulted in a new president and in a new Congress with a majority of members in both houses representing a different political party from the parties that have been in power in the past. We cannot predict what changes in policy the Mexican administration may adopt, or their impact on our operations. Additionally, in Mexico, economic conditions are strongly impacted by those of the United States. There is continuing uncertainty regarding U.S. policies with respect to matters of importance to Mexico and its economy, particularly with respect to trade and migration.

Possible replacement of the LIBOR benchmark interest rate may have an impact on our business

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Potential changes, or uncertainty related to such potential changes may adversely affect the market for loans with LIBOR-indexed interest rates. When LIBOR ceases to exist, we may need to amend the credit and loan agreements with our lenders that utilize LIBOR as a factor in determining the interest rate based on a new standard that is established, if any. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations and financial condition.

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2018, we reported net foreign exchange losses of Ps.7.3 billion.

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

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2019.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF CAPITAL	COMBINED A SHARES AND AA SHARES(1)

L Shares (no par value)	44,883	68.0%	—

AA Shares (no par value)	20,602	31.2%	97.5%

A Shares (no par value)	539	0.8%	2.5%

Total(2)	66,024	100.0%	100.0%

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

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2019. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Shareholders’ Equity” under this Part IV and “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)

AA SHARES:

Family Trust(2)	10,894	52.9%

Inversora Carso(3)	4,381	21.3%

Carlos Slim Helú	1,879	9.1%

L SHARES:

Inversora Carso(3)	6,020	13.4%

Family Trust(2)	5,998	13.4%

Carlos Slim Helú	3,072	6.8%

BlackRock, Inc.(4)	2,918	6.5%

(1) Percentage figures are based on the number of shares outstanding as of March 31, 2019.

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

As of March 31, 2019, 15.9% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 7,077 registered holders with addresses in the United States. As of such date, 35.9% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.8% of the A Share ADSs were held by 3,450 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

DIVIDENDS

We regularly pay cash dividends on our shares. The table below sets forth the nominal amount of dividends paid per share on each date indicated, in Mexican pesos and translated into U.S. dollars at the exchange rate reported by Banco de México, as published in the Official Gazette, for each of the respective payment dates.

Payment Date	Pesos Per Share		Dollar Per Share

November 12, 2018	Ps. 0.16	U.S.$	0.0080

July 16, 2018	Ps. 0.16	U.S.$	0.0085

November 13, 2017	Ps. 0.15	U.S.$	0.0079

July 17, 2017	Ps. 0.15	U.S.$	0.0085

November 14, 2016	Ps. 0.14	U.S.$	0.0068

July 15, 2016	Ps. 0.14	U.S.$	0.0076

November 13, 2015	Ps. 0.13	U.S.$	0.0078

September 25, 2015	Ps. 0.30	U.S.$	0.0177

July 17, 2015	Ps. 0.13	U.S.$	0.0082

November 14, 2014	Ps. 0.12	U.S.$	0.0082

July 18, 2014	Ps. 0.12	U.S.$	0.0082

We have offered our shareholders the option to receive a scrip dividend in the form of either cash, Series L shares or a combination thereof and may continue to do so in the future.

On April 9, 2019, our shareholders approved a cash dividend of Ps.0.35 per share, of which Ps.0.18 per share is payable on July 15, 2019 and Ps.0.17 is payable on November 11, 2019.

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

TRADING MARKETS

Our shares and ADSs are listed on the following markets:

Security	Stock Exchange	Ticker Symbol

L Shares	Mexican Stock Exchange—Mexico City	AMXL

L Share ADSs	New York Stock Exchange—New York	AMX

A Shares	Mexican Stock Exchange—Mexico City	AMXA

A Share ADSs	New York Stock Exchange—New York	AMOV

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

AA Shares and A Shares have full voting rights

L Shares may vote only in limited circumstances as described under “—Voting Rights” under this Part IV.

The rights of all series of shares are generally identical except for voting rights and the limitations on nonMexican ownership of AA Shares and A Shares. The AA Shares must always represent at least 51.0% of the combined AA Shares and A Shares. At least 20.0% of our outstanding shares must consist of AA Shares, and not more than 80% can be A Shares and L Shares.

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

BYLAWS

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

BYLAWS

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

Payments by the Depositary

The Depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. During the year ended December 31, 2018, the Depositary reimbursed us a total of U.S.$2.1 million for reimbursable expenses.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We periodically repurchase our L Shares and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 9, 2019, our shareholders authorized an allocation of Ps.3.0 billion to repurchase L Shares and A Shares from April 2019 to April 2020.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2018. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

PERIOD	TOTAL NUMBER OF L SHARES PURCHASED(1)	AVERAGE PRICE PER L SHARES	TOTAL NUMBER OF L SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF L SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)

January 2018	4,300,000	Ps. 16.82	4,300,000	Ps.	2,186,861,427

February 2018	1,318,000	17.26	1,318,000		2,162,900,627

March 2018	—	—	—		2,162,900,627

April 2018	—	—	—		2,162,900,627

May 2018	2,560,156	16.14	2,560,156		2,958,688,268

June 2018	2,080,000	15.49	2,080,000		2,926,474,720

July 2018	3,210,000	16.15	3,210,000		2,874,640,889

August 2018	2,680,000	15.86	2,680,000		2,832,132,042

September 2018	2,081,508	15.45	2,081,508		2,799,978,412

October 2018	7,880,400	14.46	7,880,400		2,686,010,961

November 2018	4,988,725	13.09	4,988,725		2,620,438,367

December 2018	2,918,607	13.94	2,918,607		2,579,763,369
Total	34,017,396		34,017,396

(1) This includes purchases by us and our affiliated purchasers in 2018.

(2) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

PERIOD	TOTAL NUMBER OF A SHARES PURCHASED(1)	AVERAGE PRICE PER A SHARES	TOTAL NUMBER OF A SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE MEXICAN PESO VALUE OF A SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)

January 2018	130,382	Ps. 17.07	130,382	Ps.	2,186,861,427

February 2018	74,987	16.22	74,987		2,162,900,627

March 2018	—	—	—		2,162,900,627

April 2018	—	—	—		2,162,900,627

May 2018	—	—	—		2,958,688,268

June 2018	—	—	—		2,926,474,720

July 2018	—	—	—		2,874,640,889

August 2018	—	—	—		2,832,132,042

September 2018	—	—	—		2,799,978,412

October 2018	—	—	—		2,686,010,961

November 2018	20,248	13.65	20,248		2,620,438,367

December 2018	—	—	—		2,579,763,369
Total	225,617		225,617

(1) This includes purchases by us and our affiliated purchasers in 2018.

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

The sale or disposition of ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE) by nonresidents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of ADSs by nonresidents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

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

TAXATION OF SHARES AND ADSS

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the

2017 and 2018 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, we do not anticipate becoming a PFIC for the 2019 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

U.S. Tax Consequences for Non-U.S. holders

DISTRIBUTIONS. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) will generally not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

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

At the annual general shareholders’ meeting held on April 9, 2019, the current members of the Board of Directors, as well as all current members of the Executive Committee and the Audit and Corporate Practices Committee, were reelected, and the Corporate Secretary and the Corporate Pro Secretary were reappointed, with 14 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares.

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

The names and positions of the members of the Board reelected or elected for the first time at the annual general shareholders’ meeting held on April 9, 2019, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

CARLOS SLIM DOMIT Chairman of the Board and the Executive Committee	Born:	1967
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Chairman of the Board of Telmex
	Other directorships:	Chairman of the Board of Grupo Carso, Grupo Sanborns, S.A.B. de C.V. (“Grupo Sanborns”) and U.S. Commercial Corp, S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)
PATRICK SLIM DOMIT Vice Chairman and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Term expires:	2020
	Principal occupation:	Vice Chairman of our Board of Directors
	Other directorships:	Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”) and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex
DANIEL HAJJ ABOUMRAD Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
CARLOS SLIM HELÚ Director	Born:	1940
	First elected:	2015
	Term expires:	2020
	Principal occupation and Business experience:	Chairman of the Board of Minera Frisco, S.A.B. de C.V. and Carso Infraestructura y Construcción, S.A. de C.V.; Director of IDEAL, Grupo Sanborns and Inmuebles Carso, S.A. de C.V. (“Inmuebles Carso”)

MANAGEMENT

LUIS ALEJANDRO SOBERÓN KURI Director	Born:	1960
	First elected:	2000
	Term expires:	2020
	Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México, S.A. de C.V. (a subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”))
	Other directorships:	Director of CIE; Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at CIE
CARLOS BREMER GUTIÉRREZ Director and Member of the Audit and Corporate Practices Committee	Born:	1960
	First elected:	2004
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V. and Value S.A. de C.V., Casa de Bolsa
	Other directorships:	Chairman of Value Grupo Financiero, S.A.B. de C.V. and Director of Grupo GICSA, S.A.B. de C.V.
	Business experience:	Various positions at Value Grupo Financiero, S.A.B. de C.V.
FRANCISCO MEDINA CHÁVEZ Director	Born:	1956
	First elected:	2018
	Term expires:	2020
	Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, S.A. de C.V., and Chairman of Grupo Altozano
	Other directorships:	Director of Banamex Citigroup México and Telmex
	Business experience:	Director of Aeromexico and Mitsui Mexico

ERNESTO VEGA VELASCO Director, Chairman of the Audit and Corporate Practices Committee	Born:	1937
	First elected:	2007
	Term expires:	2020
	Principal occupation:	Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.
	Other directorships:	Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso, IDEAL; and Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-President
RAFAEL MOISÉS KALACH MIZRAHI Director and Member of the Audit and Corporate Practices Committee	Born:	1946
	First elected:	2012
	Term expires:	2020
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V. (“Grupo Kaltex”)
	Other directorships:	Director of Telmex and Grupo Carso
	Business experience:	Various positions in Grupo Kaltex
ANTONIO COSÍO PANDO Director	Born:	1968
	First elected:	2015
	Term expires:	2020
	Principal occupation:	Vice President of Grupo Hotelero las Brisas, S.A. de C.V. (“Grupo Brisas”), Compañía Industrial Tepeji del Río, S.A. de C.V., and Bodegas de Santo Tomás, S.A. de C.V.
	Other directorships:	Director of Grupo Financiero Inbursa, Inmuebles Carso, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Grupo Aeromexico S.A.B. de C.V., and Telmex
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.

MANAGEMENT

ARTURO ELÍAS AYUB Director	Born:	1966
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editori- al, S.A. de C.V.; Director of Grupo Sanborns, Grupo Carso, Sears and TM&MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.
OSCAR VON HAUSKE SOLÍS Director	Born:	1957
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Member of Telekom Austria’s Supervisory Board
	Business experience:	Chief Executive Officer of Telmex Internacional, Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s supervisory board
LOUIS C. CAMILLERI Director	Born:	1955
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Chairman of Philip Morris International
	Other directorships:	Director of Ferrari N.V.
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International
VANESSA HAJJ SLIM Director	Born:	1997
	First elected:	2018
	Term expires:	2020

Directors elected by holders of Series L Shares:

PABLO ROBERTO GONZÁLEZ GUAJARDO Director and Member of the Audit and Corporate Practices Committee	Born:	1967
	First elected:	2007
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México, S.A.B de C.V. (“Kimberly Clark de México”), Grupo Sanborns, and Grupo Lala, S.A.B. de C.V.
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México, as well as Director of Acciones y Valores Banamex S.A. de C.V. Casa de Bolsa
DAVID IBARRA MUÑOZ Director	Born:	1930
	First elected:	2000
	Term expires:	2020
	Principal occupation:	Retired
	Other directorships:	Director of Grupo Financiero Inbursa, IDEAL and Grupo Carso
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit

The annual ordinary general shareholders’ meeting held on April 9, 2019, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Carlos Bremer Gutiérrez, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Louis C. Camilleri, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco Medina Chávez.

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

MANAGEMENT

The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of common shares (AA Shares and A Shares). The majority of its members must be Mexican citizens and elected by Mexican shareholders. The current members of the Executive Committee are Messrs. Carlos Slim Domit, Patrick Slim Domit and Daniel Hajj Aboumrad. See “Major Shareholders” under Part IV of this annual report.

AUDIT AND CORPORATE PRACTICES COMMITTEE

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi, Pablo Roberto González Guajardo and Carlos Bremer Gutiérrez. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

•	provide opinions to the Board of Directors on certain matters as provided by the Mexican Securities Market Law;

•	call shareholders’ meetings and recommend inclusion of matters it deems appropriate on the agenda;

•	inform the Board of Directors of our internal controls and their adequacy;

•	select our auditors, review and pre-approve the scope and terms of their engagement and determine their compensation;

•	monitor the performance of our auditors and re-evaluate the terms of their engagement;

•	recommend procedures for preparing financial statements and internal controls;

•	monitor internal controls and accounting for specified types of matters;
•	propose procedures for the preparation of financial statements for internal use that are consistent with the published financial statements;

•	assist the Board of Directors in preparing reports as provided by the Mexican Securities Market Law;

•	discuss with our auditors the annual financial statements and the accounting principles being applied in the annual and the interim financial statements and, based on such discussions, recommend their approval to the Board of Directors;

•	resolve disagreements between our management and auditors relating to our financial statements;

•	request the opinion of independent experts when deemed appropriate or when required by law;

•	approve services to be provided by our auditors or establish policies and procedures for the pre-approval of services by our auditors;

•	obtain from our auditors a report that includes a discussion of critical accounting policies used by us, any alternative accounting treatments for material items that have been discussed by management with our auditors and any other written communications between our auditors and management;

•	report to the Board of Directors on its activities;

•	develop procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including for the confidential submission of concerns regarding such matters by employees;

•	evaluate the performance of the external auditors;

•	review and discuss our financial statements and advise the Board of Directors of the committee’s recommendations for approval of such financial statements;

•	receive and analyze recommendations and observations to its functions from shareholders, members of the Board of Directors and senior management and receive the authority to act upon such recommendations and observations;

•	recommend to the Board of Directors procedures for the selection and succession of our Chief Executive Officer and our other principal executives;

•	propose criteria for evaluating executive performance;

•	analyze the proposals of the Chief Executive Officer concerning the structure and amount of compensation for our senior executives and raise them with the Board of Directors;

•	review new executive compensation programs and the operations of existing programs;

•	establish contracting practices to avoid excessive payments to executives;

•	assist the Board of Directors in developing appropriate personnel policies;

•	participate with the Board of Directors in developing a plan for employees to invest in our L Shares and review the implementation of such plan; and

•	perform any other functions the Board of Directors may delegate to the Audit and Corporate Practices Committee.

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

MANAGEMENT

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2018 was approximately Ps.5.3 million and Ps.70.1 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 3.1%) of our AA Shares and 1,567 million (or 3.5%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.6%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. Carlos Slim Helú, member of our Board of Directors, holds 1,879 million (or 9.1%) of our AA Shares and 3,072 million (or 6.8%) of our L shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major Shareholders” under Part IV and “Bylaws—Shareholders’ Equity” under Part IV of this annual report.

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
NOMINATING/CORPORATE GOVERNANCE COMMITTE
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

CONTROLS AND PROCEDURES

(A) DISCLOSURE CONTROLS AND PROCEDURES We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(B) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and other personnel, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 11, 2019.

(C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

CONTROLS AND PROCEDURES

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2018, and the related notes, and our report dated April 11, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 11, 2019

(D) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The full text of our Code of Ethics may be found on our website at www.americamovil.com.

CORPORATE SUSTAINABILITY REPORT

We have a corporate sustainability committee that seeks to foster greater operational efficiencies, promote social responsibility and adopt environmentally friendly initiatives.

Our corporate sustainability reports are available on our website at www.americamovil.com.

PART VI REGULATION

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

The IFT has authority to impose on any preponderant economic agent a special regulatory regime. The special regime is referred to as “asymmetric” regulation because it applies to one sector participant and not to the others. Pursuant to the IFT’s determination that we are part of a group constituting a preponderant economic agent, we are subject to extensive asymmetric regulations in the telecom sector, which impacts our Mexican fixed-line and wireless businesses. See “—Asymmetric Regulation of the Preponderant Economic Agent” and “—Functional Separation of Telmex and Telnor Wholesale Services” under this Part VI. This legal framework has had a substantial impact on our business and operations in Mexico.

Principal Regulatory Authorities

The IFT is an autonomous authority that regulates telecommunications and broadcasting. It is headed by seven commissioners appointed by the President, and ratified by the Senate, from among candidates nominated by an evaluation committee. The IFT has authority over the application of legislation specific to the telecommunications and broadcasting sectors, and also over competition legislation as it applies to those sectors. The Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) retains regulatory authority over a few specific public policy matters.

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

Asymmetric Regulation of the Preponderant Economic Agent

We are currently subject to extensive specific asymmetric measures based on the IFT’s determination that we, our Mexican operating subsidiaries (Telcel, Telmex and Telnor) and certain affiliates constitute the preponderant economic agent in the telecommunications sector. Below is a summary of what we believe are the most important measures.

•	INTERCONNECTION RATES. The Federal Law on Telecommunications and Broadcasting provides that we are not permitted to charge other carriers for the termination services we provide in our networks. These provisions were declared unconstitution by the Mexican Supreme Court (Suprema Corte de Justicia de la Nación) in August 2017 with respect to wireless services and in April 2018 with respect to fixed services. As a result, the IFT ruled that, as of January 1, 2018, in the case of Telcel, and as of January 1, 2019, in the case of Telmex, we are able to charge other carriers for terminating calls to our networks at asymmetric rates established by the IFT. We continue to pay such carriers for their interconnection services in accordance with the fixed and mobile rates set by the IFT.

•	SHARING OF WIRELESS INFRASTRUCTURE AND SERVICES. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers and mobile virtual network operators (“MVNOs”) to use our network or resell those services we provide to our customers and (iii) domestic roaming services, in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify, through a replicability test, that mobile virtual network operators can match our end user rates.

•	SHARING OF FIXED INFRASTRUCTURE AND SERVICES. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers to use our network or resell those services we provide to our customers and (iii) our dedicated links. If we cannot reach an agreement with other carriers, our rates may be determined by the IFT using a long-run average incremental cost methodology.

For fixed services, the IFT has the right to verify, through a replicability test, that other competitors can match our end user rates.

•	ACCESS TO LOCAL LOOP. We must offer other carriers access to elements of our local network separately on terms and conditions (including rates) pre-approved by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop (acceso local) and shared access and use of passive infrastructure. See “Functional Separation of Telmex and Telnor Wholesale Services” under this Part VI.

•	CERTAIN OBLIGATIONS RELATING TO RETAIL SERVICES. Rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization.

We are also subject to certain obligations and restrictions relating to the sale of our services and products; such obligations include unlocking mobile devices for our customers and offering individually all services that we previously offered under a bundled plan.

•	CONTENT. We are subject to specific limitations on acquisitions of exclusive transmission rights to “relevant” content (contenidos audiovisuales relevantes), as determined from time to time by the IFT, including the Mexican national team soccer matches, the opening and closing ceremonies and certain matches of the FIFA World Cup, the semifinal and final matches of the Liga MX soccer tournament and the Super Bowl.

•	PUBLICATION OF REFERENCE TERMS. We are subject to obligations related to the publication of reference terms for all wholesale and interconnection services that are subject to asymmetric regulation.

The measures are transitory and may be amended or eliminated by the IFT, or terminated if it determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. In March 2017, the IFT issued a resolution that modified and added asymmetrical regulations for mobile and fixed services, including the legal and functional separation of Telmex and Telnor wholesale services, among other measures. The IFT will begin a new review in the first quarter of 2019, which is expected to be completed in the first quarter of 2020. The new review may result in changes, which could include additional or reduced asymmetric regulations or the structural separation or divesture of assets of the preponderant economic agent.

We have challenged the determination that we are a preponderant economic agent and the asymmetric regulations in court. These challenges were denied in the case of Telmex, Telnor and the Company, and a final resolution is still pending in the case of Telcel. However, IFT’s determinations are not suspended while legal challenges against them are resolved.

REGULATION

Functional Separation of Telmex and Telnor Wholesale Services

In March 2018, we received notice of an IFT resolution directed to the Company setting forth the terms under which we are required to separate the provision of wholesale regulated fixed services by Telmex and Telnor (the “Separation Plan”).

The Separation Plan establishes, among other provisions, the following:

•	WHOLESALE UNIT. Telmex and Telnor must establish a business unit to provide certain wholesale services to other concessionaires, including interconnection, co- location for interconnection, intercity and international long-distance dedicated links, resale of telephone lines, broadband and bundles, as well as certain passive infrastructure services, including shared use of towers.

•	NEW COMPANIES. Telmex and Telnor are required to establish separate new corporations (the “New Companies”) to provide wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way. The New Companies will be direct subsidiaries of Telmex. The main features of the New Companies are as follows:

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

•	Personnel. The New Companies must have the personnel necessary to operate their assets and to provide wholesale services required by the Separation Plan.

•	Systems and Procedures. The New Companies must have procedures, operating and management systems that are independent from those Telmex and Telnor.

•	Branding. The New Companies must have their own branding distinct from América Móvil’s concessionaire subsidiaries. The brands must be dissociated from those of Telmex and Telnor within four years.

•	Principal Offices. The New Companies must have their own principal offices distinct from those of América Móvil’s concessionaire subsidiaries.

We have until March of 2020 to implement the Separation Plan. As of the date of this annual report, Telmex and Telnor have complied with all milestones of the implementation plan approved by the IFT. The implementation will be complex, and many features remain uncertain and will require further development in consultation with the IFT. As a result, we are not yet able to identify all the possible consequences, but some of the consequences could have a material adverse impact on us.

We have challenged the resolution in Mexican courts. However, legal challenges will not suspend the implementation of the Separation Plan and may not be finally determined before the Separation Plan is fully implemented.

Substantial Market Power Investigations

In 2007, the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or “Cofeco”) initiated two substantial market power investigations against Telcel and determined that Telcel had substantial market power in the mobile termination services market and in the nationwide wireless voice and data services market. Telcel filed challenges against both decisions, and a final resolution of these challenges is still pending. If upheld, these decisions would allow the IFT to impose additional requirements as to rates, quality of service and information, among other matters.

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

In the case of the market for wholesale dedicated-link leasing, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service and information for dedicated-link circuits. Telmex and Telnor have filed petitions for relief against such resolutions, which are still pending. The regulation that could arise from these investigations has been already implemented by the IFT through the special regulatory regime for preponderant agents. However, given the uncertainty of the IFT´s actions, we are not able to identify all possible consequences and as a result an adverse resolution could have an impact on the Company’s future revenues in this market.

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

•	NETWORK CONCESSIONS. Telcel, Telmex and its subsidiary Telnor hold network concessions, granted under the previous regulatory framework, to provide specified types of services. Their ability to migrate to the new regime of unified concessions and, consequently, to provide any and all telecommunications and broadcasting services, is subject to conditions,as described under “Migration of Concessions and Additional Services” below.

•	SPECTRUM CONCESSIONS. Telcel holds multiple concessions, granted under both the previous and current regulatory frameworks, to provide wireless services that utilize frequencies of radio-electric spectrum. These concessions have terms of 15 to 20 years and may be extended for an additional term of equal length.

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

REGULATION

concession has a term of up to 30 years, extendable for up to an equal term. Also, under this new framework a current concession may be modified to add services not previously contemplated therein.

However, as a result of our preponderant economic agent status, Telcel, Telmex and Telnor are subject to additional conditions for the migration to a unified concession or the addition of a service, such as Pay TV, to a current concession, including in certain cases (i) payment of any new concession fee to be determined by the IFT,

(ii) compliance with current requirements under the network concession, the 2013 constitutional amendments, the 2014 legislation and any additional measures imposed by the IFT on the preponderant economic agent and (iii) such other requirements, terms and conditions as the IFT may establish in the concession itself. We expect the process of migration or additional services to be lengthy and complex. Consequently, Telcel, Telmex and Telnor may not be able to provide certain additional services, such as Pay TV and broadcasting, in the near term.

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 175.16 MHz of capacity in

Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz and 2.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE	FEE STRUCTURE

Band A (1900 MHz)	Nationwide	Sep.1999	Oct. 2039	Annual

Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2038	Annual

Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026	Annual

Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2025	Annual

Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026	Annual

Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030	Annual

Band F (1900MHz)	Nationwide	Apr. 2005	Apr. 2025	Annual

Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030	Annual

Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030	Annual

Band 7 (2.5 GHz)	75% of the population	Jul. 2017	Jan. 2024 – Nov. 2028	Annual

Concession Fees

All of Telcel’s concessions granted or renewed on or after January 1, 2003 are required to pay annual fees for the use and exploitation of radio spectrum bands. The amounts payable are set forth by the annual Federal Fees Law (Ley Federal de Derechos) and vary depending on the relevant region and radio spectrum band.

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

In addition, Telmex currently holds concessions for the use of frequencies to provide wireless local access, as well as point-to-point and point-to-multipoint transmission. Telmex obtained these concessions for a term of up to 20 years that may be extended for additional 20-year terms with approval from the IFT. These Telmex concessions, including the 3.5 GHz band, will expire in October 2020 and the extension process is currently under review with the IFT.

In 2018, Telmex was notified of a resolution issued by the IFT, through which the IFT imposed a fine of Ps.2.5 billion derived from an alleged breach in 2013 and 2014 of certain minimum quality of service goals for dedicated link services. Telmex has exercised all legal remedies challenging such resolution and a final resolution is pending.

Rates for Wireless Service

Wireless services concessionaires are generally free to establish the prices they charge customers for telecommunications services. Wireless rates are not subject to a price cap or any other form of price regulation. The interconnection rates concessionaires charge other operators are also generally established by agreement between the parties and, if the parties cannot agree, may be imposed by the IFT, subject to certain guidelines, cost models and criteria. The IFT publishes at the end of the year the rates they would impose in the event of a dispute, eliminating all incentives for a negotiation among the parties. The establishment of interconnection rates has resulted, and may in the future result, in disputes between carriers and with the IFT.

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

Rates for Fixed Service

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

The price ceiling varies directly with the Mexican National Consumer Price Index (Indice Nacional de Precios al Consumidor), allowing Telmex to raise nominal rates to keep pace with inflation (minus a productivity factor set for the telecommunications industry), subject to consultation with the IFT. Telmex has not raised its nominal rates for many years. Under Telmex’s concession, the price ceiling is also adjusted downward periodically to pass on the benefits of Telmex’s increased productivity to its customers. The IFT sets a periodic adjustment for every four-year period to permit Telmex to maintain an internal rate of return equal to its weighted average cost of capital.

In addition, basic retail telephone services, as well as broadband services and “calling party pays” charges, are subject to a separate price ceiling structure based on productivity indicators. In each case, Telmex is required to submit a survey on productivity indicators to the IFT every two years, including a total factor productivity. The IFT establishes the productivity factor that will apply over the next two years, and, based on this, the IFT will approve the customer prices before they can take effect.

Prices for Telmex’s wholesale services are established by the IFT based on the long-run average incremental cost model methodology.

BRAZIL

Legal Framework and Principal Regulatory Authorities

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides the framework for telecommunications regulation. The primary telecommunications regulator in Brazil is the

REGULATION

Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”), which has the authority to grant concessions and licenses in connection with telecommunications services and the use of orbits, except broadcasting, and to adopt regulations that are legally binding on telecommunications services providers.

As of the date of this annual report, the Brazilian congress is considering legislation to modernize the current concession-based model to an authorization-based model. The telecom reform bill under review would allow fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization instead of a concession, as long as certain investment-related obligations are met. We are currently unable to assess the impact that such legislation would have in our operations.

Licenses

In 2014, we simplified our corporate structure, and our subsidiaries Embratel, Embratel Participações S.A. (“Embrapar”) and Net Serviços were merged into Claro Brasil, with all licenses previously granted to our subsidiaries transferred to Claro Brasil. Following its acquisition of Brasil Telecomunicações S.A. in 2016, Claro Brasil relinquished the cable TV and data services licenses it had been transferred by Embrapar and Net Serviços.

In 2018 subsidiary Star One merged into Claro Brasil. As a result, all Brasilian satellite operation rights previously granted to Star One were transferred under the same terms and conditions to Claro Brasil. The satellite operation rights (AMC-12) covering regions outside of Brazil were relinquished by Star One before the merger.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below and expect to continue acquiring spectrum if Anatel conducts additional public auctions, although Claro Brazil, like all of its peer competitors, is subject to a cap on the additional spectrum it may acquire per frequency band.

SUBSIDIARY	LICENSE	TERMINATION DATE
Claro Brasil	Fixed Local Voice Services	Indefinite

	Domestic and International Long-Distance	2025

	Voice Services	Indefinite

	Personal Communication Services	Indefinite

	Data Services	Indefinite

	Cable TV Services	Indefinite

	Mobile Maritime Services	Indefinite

	Global Mobile Satellite Services	Indefinite

Claro TV	DTH TV Services	Indefinite

	Data Services	Indefinite

Americel S.A.	Data Services	Indefinite

Primesys	Data Services	Indefinite

Telmex do Brasil	Data Services	Indefinite

In addition, Claro Brasil has various orbital position authorizations for our satellite operations, which expire between 2020 and 2027, and licenses to provide PCS, which expire between 2020 and 2032.

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

Claro Brasil is also required to pay a biennial fee during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from long- distance telephone services, net of taxes and social contributions, for the year preceding the payment.

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

In 2018, Anatel approved Claro Brasil’s most recent wholesale reference offers with respect to national roaming, telecommunications infrastructure, long- distance leased lines, wireless termination rates, internet network interconnection and internet links, which are reviewed and approved by Anatel on an annual basis.

Anatel also reviews its determination of which operators have significant market power on a quadrennial basis. Anatel began its first review of all telecom operators in 2014 and published the most recent list of operators with significant market power for each of the relevant markets in 2018. In addition to the review, in 2018 Anatel changed some of the asymmetric measures applicable under the PGMC and added two new wholesale markets covering high capacity transport and fixed termination rates. Anatel has determined that Claro Brasil has significant market power in eight wholesale markets.

Network Usage Fees and Fixed-Line Interconnection Rates

In July 2014, Anatel approved a resolution establishing the reference terms for fees charged by operators in connection

REGULATION

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

COLOMBIA

Legal Framework and Principal Regulatory Authorities

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authority in Colombia with respect to Pay TV services is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). Claro is also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.

Concessions

Comunicación Celular S.A. (“Comcel”) is qualified to provide fixed and mobile services and was included in the registry of networks and services administered by the ICT Ministry. Such general authorization superseded all of Comcel’s former concession contracts, and, consequently, such former concessions were terminated.

As a result of the termination of Comcel’s former concessions, the ICT Ministry and Comcel began discussions with respect to the liquidation of the agreements governing those concessions. In light of the decision of the Colombian Constitutional Court (Corte Constitucional de Colombia) holding that certain laws limiting the reversion of assets of telecommunications providers did not apply to concessions granted prior to 1998 and, consequently, that reversion of assets under those earlier concessions would be governed by their contractual terms, the ICT Ministry obtained a domestic award ordering Comcel to revert assets under its earlier concessions to the Colombian government. Comcel challenged such award and the Company filed an international arbitration claim against Colombia arising from Colombia’s measures. For further information on these proceedings, see note 16 to our audited consolidated financial statements included in this annual report.

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE
850 MHz	25 MHz	Mar. 2024
1900 MHz	10 MHz	Dec. 2019
	5 MHz	Sept. 2021
	15 MHz	Apr. 2024
	5 MHz	June 2019(1)
2.5 GHz	30 MHz	Aug. 2023
(1) Refers to a temporary license, which we renew on an annual basis.

In 2013, Telmex Colombia S.A. obtained permission to provide Pay TV services under any available technology, pursuant to ANTV’s unified licensing system. The permission will expire in 2020 and may be renewed at the appropriate time for another 10-year term.

In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. The ICT Ministry has released its plan to conduct spectrum auctions in the 700 MHz and 1900 MHz bands. Further specifications on the auctions will be published by the ICT Ministry during the third quarter of 2019, while the final resolution containing the auctions’ terms and conditions will be published by the fourth quarter of 2019.

Asymmetric Charges

In 2012, the CRC issued resolutions seeking to correct an alleged market failure and imposing the following measures on Comcel: (i) asymmetric charges for mobile and incoming long-distance call terminations by other operators on Comcel’s wireless network, with access rates lower than the rates we pay our competitors, and (ii) restrictions on the rates we charge our users for calls outside our network (off-net calls), which must not exceed the rates we charge for calls within our network (on-net calls). These asymmetric access charges ended in December 2016.

In January 2017, the Colombian government approved symmetrical access charges among established operators like Comcel, Movistar and Tigo. However, under current regulation, new market entrants continue to receive a higher rate than operators for a limited period.

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

As part of the measures passed under the DNU, fixed and mobile services providers are prohibited from providing DTH technology, which is currently the fastest way to provide Pay TV services. In 2017, the Argentine government issued a decree allowing telecommunications providers, including AMX Argentina S.A. (“AMX Argentina”), to provide Pay TV services via cable within a limited number of territories as of January 2018 and to the rest of the country as of January 2019. AMX Argentina has obtained the permissions necessary to provide Pay TV services via cable in accordance with the decree to the territories approved by Enacom.

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

CHILE

The General Telecommunications Law (Ley General de Telecomunicaciones) establishes the legal framework for telecommunications services in Chile, including the regulation of concessions, permits, rates and interconnection. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications (Subsecretaría de Telecomunicaciones, “SUBTEL”).

Claro Chile S.A. (“Claro Chile”) holds concessions to provide mobile and fixed-line services in the 700MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequency bands. Except for the concession to provide services in the 850 MHz frequency, which has an indefinite termination date, the concessions to provide services in the 700 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequencies have termination dates that vary from 2027 to 2045. Claro Chile also holds license to provide DTH technology services until 2024 and a license with an indefinite term to provide Pay TV services. In 2018, the Chilean Supreme Court (Corte

REGULATION

Suprema de Justicia) issued a ruling requiring Claro to return 20 MHz of spectrum acquired through a band auction because Claro exceeded the limit of spectrum any given operator is permitted to hold. The return of such spectrum, including if and how such return should be implemented, is currently under discussion before the Competition Court (Tribunal de Defensa de la Libre Competencia, or the “TDLC”). In addition, pursuant to the ruling, and in order to increase the maximum limit, SUBTEL initiated a review of such limit of spectrum through a regulatory proceeding initiated before the TDLC which is in progress.

In 2018, SUBTEL issued a ruling to freeze Claro Chile´s use of 50 MHz in the 3.5 MHz band for the provision of wireless fixed services. Claro Chile has challenged such ruling. SUBTEL subsequently issued a new ruling unfreezing 30 MHz, allowing Claro Chile to provide wireless fixed services. Claro Chile has withdrawn its challenge, while the other 20 MHz remains temporarity frozen.

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

Additionally, in January 2018, AMX Paraguay participated in a spectrum auction and was awarded a license to provide telecommunications services in the 700 MHz band. In November 2018, the Telecommunications Commission of Paraguay granted the renewal of spectrum license in the 1900 MHz band. These licenses are renewable, subject to regulatory approval, and contain coverage, reporting and service requirements.

URUGUAY

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033 and 2037, respectively, and Telstar, S.A. holds licenses to provide international long-distance communications and mobile data services that have no expiration date

The license initially granted to Flimay S.A. (“Flimay”) to provide DTH technology services in Uruguay has been contested by the government since 2012. In 2017, the executive branch of Uruguay held under a new ruling that Flimay does not have a valid license to provide DTH services in the country. Flimay requested this ruling be voided, but in February 2018, the executive branch of Uruguay, with support from the Administrative Court (TCA), requested the process be closed. As of the date of this annual report, a decision on Flimay’s appeal is pending.

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

For fiscal year 2018, Conecel has an obligation to pay the Ecuadorian government 3.0% of its wireless services for 2018, which represents approximately Ps.1.0 billion (U.S.$29.9 million). As of the date of this annual report, Conecel has paid the Ecuadorian government Ps.0.8 billion (U.S.$22.4 million), which represents 3.0% of such revenues generated in the first three quarters of 2018. Conecel has made a provision for Ps.0.3 billion (U.S.$7.5 million), which corresponds to the approximate amount owed for the fourth quarter of 2018 and will be paid in due course. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel has appeal this decision and, as of the date of this annual report, a decision on Conecel’s appeal is pending.

Conecel holds concessions to operate in the 850MHz, 1900 MHz and AWS bands, which include concessions for PCS that expire in 2023. The PCS concession contains quality-of- service requirements for successful call completions, SMS delivery times, customer service, geographic coverage and other service conditions.

Conecel also holds licenses to provide internet value- added services, Pay TV Services (through DTH technology) and bearer services, expiring in 2021, 2023 and 2032, respectively.

Conecel, following the acquisition of Ecuador Telecom, S.A. in 2016, also holds a concession to offer fixed-line voice, public telephone and domestic and international long- distance wholesale services, as well as a license to provide Pay TV (through HFC technology) that expires in 2031.

Recalculation of Concession Fees

Arcotel initiated several proceedings to recalculate the variable portion of the concession fees payable under Conecel’s concessions, which, as of the date of this annual report, is equivalent to 2.93% of Conecel’s annual subscriber base revenues, in addition to its contribution for Universal Service (Servicio Universal 1%). These recalculation proceedings with Arcotel remain ongoing.

In 2018, Conecel paid Arcotel U.S.$11.9 million based on its annual revenues for the 2015 period and is required to pay U.S.$13 million based on its annual revenues for the 2016 period. However, Conecel obtained a judicial order that suspended the collection process for the 2016 period.

For its Universal Service contribution, Conecel is required to pay U.S.$5 million for the 2015 period and U.S.$6 million for the 2016 period. However, Conocel obtained a judicial order that suspended the collection process for the 2015 and 2016 periods.

PERU

The Supervisory Agency for Private Investment in Telecommunication (Organismo Supervisor de la Inversión Privada en Telecomunicaciones, or “OSIPTEL”) is in charge of the regulation of the telecommunications industry in Peru. The Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones or “MTC”) grants concessions, permits and licenses. The Telecommunications Law (Decreto Supremo N° 013-93-TCC Ley de Telecomunicaciones), adopted in 1993, serves as the legal framework for telecommunications services.

América Móvil Perú, S.A.C. (“Claro Perú”) holds nationwide concessions to provide wireless, PCS, fixed-line, local wholesale, domestic and international long-distance, Pay TV services (through DTH and HFC technologies), public telephone and value-added services (including internet access). The concessions allow Claro Perú to operate on the 450 MHz, 700 MHz, 850 MHz, 1900 MHz, 3.5 GHz and 10.5 GHz bands. As part of Claro Perú’s acquisition of Olo del Perú S.A.C., TVS Wireless S.A.C. and their respective subsidiaries in 2016, Claro has a resale agreement with such companies to operate in certain regions on the 2.5 GHz band.

REGULATION

Each of the concessions was awarded by the MTC and covers a 20-year period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms.

The MTC has drafted a spectrum refarming proposal on the 2.5 Ghz band considering a new band distribution that grants 80 Mhz nationwide to Olo del Peru S.A.C. and TVS Wireless S.A.C. Currently, the spectrum refarming process is subject to comments from the public. A final decision on the proposal will be issue in July 2019.

EUROPE AND OTHER JURISDICTIONS

European Legal Framework and Principal Regulatory Authorities

The telecommunications regulatory framework in the EU is based on five Directives (“Framework”, “Access and Interconnection”, “Authorization”, “Universal Service and Users’ Rights” and “Privacy and Data Protection”) that apply to all EU member countries and regulate all forms of fixed and wireless services, internet, broadcasting and transmission services. Austria, Bulgaria, Croatia and Slovenia are EU member countries. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE

AUSTRIA	800 MHz	Dec. 2029

	900 MHz	Dec. 2034

	1800 MHz	Dec. 2034

	2100 MHz	Dec. 2020

	2600 MHz	Dec. 2026

BULGARIA	900 MHz	June 2024

	1800 MHz	June 2024

	2100 MHz	Apr. 2025

CROATIA	800 MHz	Oct. 2024

	900 MHz	Oct. 2024

	1800 MHz	Oct. 2024

	2100 MHz	Oct. 2024

BELARUS	900 MHz	Dec. 2020

	1800 MHz	Dec. 2020

	2100 MHz	Dec. 2020

SLOVENIA	800 MHz	May 2029

	900 MHz	Jan. 2031

	1800 MHz	Jan. 2031

	2600 MHz	May 2029

	2100 MHz	Sept. 2021

SERBIA	800 MHz	Jan. 2026

	900 MHz	Nov. 2026

	1800 MHz	Nov. 2026

	2100 MHz	Nov. 2026

MACEDONIA	800 MHz	Dec. 2033

	1800 MHz	Dec. 2033

	900 MHz	Sept. 2023

	2100 MHz	Feb. 2028

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

COSTA RICA	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)

•  Concessions in the AWS and 1800 MHz bands that expire in 2032

•  Concessions in the 2100 MHz band that expire in 2026

•  License to operate Pay TV services using DTH technology that will expire in 2027

EL SALVADOR	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)

•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028

•  Concession to provide public telephone service that expires in 2027

•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

GUATEMALA	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	• Licenses to use 12 MHz in the 900 MHz band and 40 MHz in the 1900 MHz band that all expire in 2033 • Concession of 50 MHz in the 3.5 GHz band that will expire in 2033

NICARAGUA	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)

•  Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2032

•  Concession of 50 MHz in the 3.5 GHz band that will expire in 2042

•  Licenses to provide DTH technology that will expire in January 2028 (re- newal granted in 2018) and Pay TV services that has an indefinite term

HONDURAS	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)

•  Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033

•  Licenses to operate Pay TV services through (i) HFC technology that will expire in 2027 and (ii) DTH technology that will expire in 2020

PANAMA	National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)	• License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands that all expire in 2028 • Licenses to provide fixed local and long-distance services that expire in 2030

REGULATION

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

•  License to provide Internet service that expires in 2033

•  Licenses to provide international long-distance, value-added services, interactive television, and Pay TV service through DTH and IPTV tech- nologies, which expire in 2028, 2030, 2037 and 2034, respectively

UNITED STATES	The FCC	• International Section 214 Authorization (Claro Enterprise Solutions).

DOMINICAN REPUBLIC	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones)

•  Concessions to use 25 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 80 MHz in the 2.5/2.7 GHz band, 30 MHz in the 3.5 GHz band and 40 MHz in the 1.7/2.1 GHz (AWS) band that expire in 2030

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

PAGE INTENTIONALLY BLANK

PART VII ADDITIONAL INFORMATION

EMPLOYEES

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the end of each year in the three-year period ended December 31, 2018.

	DECEMBER 31,
	2016	2017	2018
NUMBER OF EMPLOYEES	194,431	191,851	189,448
CATEGORY OF ACTIVITY:
Wireless	78,887	78,910	77,845
Fixed	97,104	94,496	92,429
Other businesses	18,440	18,445	19,174
GEOGRAPHIC LOCATION:
Mexico	90,306	88,417	88,613
South America	65,817	64,619	62,500
Central America	9,767	9,694	9,586
United States	848	852	848
Caribbean	9,488	9,311	9,195
Europe	18,205	18,958	18,706

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

Our material legal proceedings are described in note 16 to our audited consolidated financial statements included in this annual report and in “Regulation” under Part VI of this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2017 and 2018:

	YEAR ENDED DECEMBER 31,
	2017	2018
	(in millions of Mexican pesos)

Audit fees(1)	Ps. 245	Ps. 248

Audit-related fees(2)	31	23

Tax fees(3)	34	30

Total fees	Ps. 310	Ps 301

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

Any filings we make electronically will be available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at www.americamovil.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not incorporated into this annual report.

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of April 16, 2018 (together with an English translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F File No. 001-16269, filed on April 26, 2018).
8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of our annual report on Form 20-F, File No. 001-16269, filed on April 26, 2018).
15.2	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Document.

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

Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;
•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;
•	statements concerning regulation
•	or regulatory developments;
•	statements about our future economic performance or that of Mexico or other countries in which we operate;
•	competitive developments in the telecommunications sector;
•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and
•	statements of assumptions underlying the foregoing statements.

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

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—

2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—

3	KEY INFORMATION

	3A Selected financial data	Selected financial data	2

	3B Capitalization and indebtedness	Not applicable	—

	3C Reasons for the offer and use of proceeds	Not applicable	—

	3D Risk factors	Risk factors	47

4	INFORMATION ON THE COMPANY

	4A History and development of the Company	Information on the Company	5
		Note 10—Property, Plant and Equipment, Net	F-42
		Liquidity and capital resources	37
		Additional Information	112

	4B Business overview	Information on the Company	5
		Regulation	91

	4C Organizational structure	Exhibit 8.1	—

	4D Property, plant and equipment	Information on the Company	5
		Note 10—Property Plant and Equipment, Net	F-42
		Liquidity and capital resources	37
		Regulation	91

4A	Unresolved staff comments	None	—

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	5A Operating results	Overview	20
		Results of operations	22
		Regulation	91
		Liquidity and capital resources	37

	5B Liquidity and capital resources	Note 14—Debt	F-53

	5C Research and development, patents and licenses, etc.	Not applicable	—

	5D Trend information	Overview	20

		Results of operations	22

	5E Off-balance sheet arrangements	Off-balance sheet arrangement	37

	5F Tabular disclosure of contractual obligations	Contractual obligations	38

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	6A Directors and senior management	Management	74

	6B Compensation	Management	83

	6C Board practices	Management	74
		Management	83

	6D Employees	Employees	110

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

	6E Share ownership	Major shareholders	60
		Management	83

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	7A Major shareholders	Major shareholders	60

	7B Related party transactions	Related party transactions	61

	7C Interests of experts and counsel	Not applicable	—

8	FINANCIAL INFORMATION

	8A Consolidated statements and other financial information	Consolidated Financial Statements	119
		Dividends	62
		Note 16—Commitments and Contingencies	F-60

	8B Significant changes	Not applicable	—

9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	62
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	62
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

10	ADDITIONAL INFORMATION
	10A Shareholders’ equity	Bylaws	63
	10B Memorandum and articles of association	Bylaws	63
	10C Material contracts	Information on the Company	5
		Results of operations	22
		Related party transactions	61
		Regulation	91

	10D Exchange controls	Additional information	112

	10E Taxation	Taxation of shares and ADSs	68

	10F Dividends and paying agents	Not applicable	—

	10G Statement by experts	Not applicable	—

	10H Documents on display	Additional information	112

	10I Subsidiary information	Not applicable	—

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	42
		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-7

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—

	12B Warrants and rights	Not applicable	—

	12C Other securities	Not applicable	—

	12D American Depositary Shares	Depositary shares	66

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

	HOLDERS AND USE OF PROCEEDS	Not applicable	—

15	CONTROLS AND PROCEDURES	Controls and procedures	87

16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	74

16B	CODE OF ETHICS	Code of ethics	89

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	111

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFIIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	67

16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—

16G	CORPORATE GOVERNANCE	Corporate governance	73

16H	MINE SAFETY DISCLOSURE	Not applicable	—

17	FINANCIAL STATEMENTS	Not applicable	—

18	FINANCIAL STATEMENTS	Consolidated Financial statements	119

19	EXHIBITS	Additional Information	112

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 11, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII CONSOLIDATED FINANCIAL STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2016, 2017 and 2018

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2016, 2017, and 2018

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company´s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 11, 2019 expressed an unqualified opinion thereon.

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

Mexico City, Mexico

April 11, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	Note	At December 31,
		2017		2018		2018 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	24,270,473	Ps.	21,659,962	US$	1,100
Equity investments at fair value through OCI and other short-term investments	4		59,120,676		49,015,934		2,490
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		193,776,144		216,226,920		10,986
Related parties	6		868,230		1,263,605		64
Derivative financial instruments	7		8,037,384		5,287,548		269
Inventories, net	8		38,809,565		40,305,362		2,048
Other current assets, net	9		17,352,746		15,296,193		777

Total current assets		Ps.	342,235,218	Ps.	349,055,524	US$	17,734
Non-current assets:
Property, plant and equipment, net	10	Ps.	676,343,198	Ps.	640,000,720	US$	32,516
Intangibles, net	11		143,539,626		122,137,703		6,205
Goodwill	11		151,463,232		145,566,497		7,396
Investments in associated companies			3,735,172		3,132,707		159
Deferred income taxes	13		116,571,349		111,186,768		5,649
Accounts receivable, subscriber, distributors and contract assets, net	5		9,786,581		15,681,872		797
Other assets, net	9		42,537,476		42,461,601		2,157

Total assets		Ps.	1,486,211,852	Ps.	1,429,223,392	US$	72,613

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	51,745,841	Ps.	96,230,634	US$	4,889
Accounts payable	15a		212,673,407		221,957,267		11,277
Accrued liabilities	15b		67,752,758		56,433,691		2,867
Income tax			9,362,009		19,232,191		977
Other taxes payable			24,387,484		23,979,334		1,218
Derivative financial instruments	7		10,602,539		13,539,716		688
Related parties	6		2,540,412		2,974,213		151
Deferred revenues			34,272,047		32,743,843		1,664

Total current liabilities		Ps.	413,336,497	Ps.	467,090,889	US$	23,731
Non-current-liabilities:
Long-term debt	14	Ps.	646,139,058	Ps.	542,691,819	US$	27,572
Deferred income taxes	13		11,997,364		24,573,441		1,248
Income tax			8,622,500		7,891,042		401
Deferred revenues			3,183,727		3,239,301		165
Derivative financial instruments	7		3,756,921		3,567,863		181
Asset retirement obligations	15c		18,245,129		15,971,601		811
Employee benefits	17		120,297,139		118,325,014		6,012

Total non-current liabilities		Ps.	812,241,838	Ps.	716,260,081	US$	36,390

Total liabilities		Ps.	1,225,578,335	Ps.	1,183,350,970	US$	60,121

Equity:
Capital stock	19	Ps.	96,338,508	Ps.	96,338,378	US$	4,895
Retained earnings:
Prior years			141,761,677		184,689,288		9,383
Profit for the year			29,325,921		52,566,197		2,670

Total retained earnings			171,087,598		237,255,485		12,053
Other comprehensive loss items			(73,261,794)		(137,598,218)		(6,990)

Equity attributable to equity holders of the parent			194,164,312		195,995,645		9,958
Non-controlling interests			66,469,205		49,876,777		2,534

Total equity			260,633,517		245,872,422		12,492

Total liabilities and equity		Ps.	1,486,211,852	Ps.	1,429,223,392	US$	72,613

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	Note	For the year ended December 31
		2016		2017		2018		2018 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Revenues services		Ps.	831,885,365	Ps.	878,411,323	Ps.	863,647,642	US$	43,878
Sales of equipment			143,527,123		143,222,212		174,560,039		8,869

		Ps.	975,412,488	Ps.	1,021,633,535	Ps.	1,038,207,681	US$	52,747

Operating costs and expenses:
Cost of sales and services			485,060,579		496,335,746		508,822,430		25,851
Commercial, administrative and general expenses			228,101,116		240,634,431		227,192,478		11,543
Other expenses			4,114,562		24,345,113		6,923,022		352
Depreciation and amortization	9,10 and 11		148,525,921		160,174,942		155,712,580		7,911

		Ps.	865,802,178	Ps.	921,490,232	Ps.	898,650,510	US$	45,657

Operating income		Ps.	109,610,310	Ps.	100,143,303	Ps.	139,557,171	US$	7,090

Interest income			4,192,595		2,925,648		10,646,169		541
Interest expense			(33,862,012)		(30,300,781)		(31,771,433)		(1,614)
Foreign currency exchange loss, net			(40,427,407)		(13,818,951)		(7,261,956)		(369)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	21		(16,225,841)		(1,943,760)		(10,176,316)		(517)
Equity interest in net result of associated companies			189,950		91,385		267		—

Profit before income tax			23,477,595		57,096,844		100,993,902		5,131
Income tax	13		11,398,856		24,941,511		46,477,079		2,361

Net profit for the year		Ps.	12,078,739	Ps.	32,155,333	Ps.	54,516,823	US$	2,770

Net profit for the year attributable to:
Equity holders of the parent		Ps.	8,649,427	Ps.	29,325,921	Ps.	52,566,197	US$	2,670
Non-controlling interests			3,429,312		2,829,412		1,950,626		100

		Ps.	12,078,739	Ps.	32,155,333	Ps.	54,516,823	US$	2,770

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.13	Ps.	0.44	Ps.	0.79	US$	0.04

Other comprehensive income (loss) items:
Net other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		Ps.	107,498,708	Ps.	(18,309,877)	Ps.	(64,314,032)	US$	(3,268)
Effect of fair value of derivatives, net of deferred taxes			49,129		12,292		—		—
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			14,773,399		(7,046,089)		757,278		38
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes			(6,673,731)		622,424		(3,765,688)		(191)

Total other comprehensive income (loss) items for the year, net of deferred taxes	20		115,647,505		(24,721,250)		(67,322,442)		(3,421)

Total comprehensive income (loss) for the year		Ps.	127,726,244	Ps.	7,434,083	Ps.	(12,805,619)	US$	(651)

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		Ps.	120,974,842	Ps.	1,201,698	Ps.	(11,770,227)	US$	(598)
Non-controlling interests			6,751,402		6,232,385		(1,035,392)		(53)

		Ps.	127,726,244	Ps.	7,434,083	Ps.	(12,805,619)	US$	(651)

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31, 2016, 2017 and 2018

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2015	Ps.	96,338,477	Ps.	358,440	Ps.	171,972,999	Ps.	(60,788)	Ps.	4,011	Ps.	(82,844,947)	Ps.	(73,490,197)	Ps.	112,277,995	Ps.	48,576,191	Ps.	160,854,186
Net profit for the year		—		—		8,649,427		—		—		—		—		8,649,427		3,429,312		12,078,739
Effect of fair value of derivatives, net of deferred taxes		—		—		—		48,496		—		—		—		48,496		633		49,129
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		—		(6,673,731)		—		—		(6,673,731)		—		(6,673,731)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		14,771,770		—		14,771,770		1,629		14,773,399
Effect of translation of foreign entities		—		—		—		—		—		—		104,178,880		104,178,880		3,319,828		107,498,708

Comprehensive income (loss) for the year		—		—		8,649,427		48,496		(6,673,731)		14,771,770		104,178,880		120,974,842		6,751,402		127,726,244
Dividends declared		—		—		(18,339,294)		—		—		—		—		(18,339,294)		(652,341)		(18,991,635)
Stock dividend (Note 19)		1,512		—		4,606,274		—		—		—		—		4,607,786		—		4,607,786
Repurchase of shares		(2,475)		—		(7,213,397)		—		—		—		—		(7,215,872)		—		(7,215,872)
Partial sale of shares of Telekom Austria (Note 12)		—		—		—		—		—		68,127		(1,139,192)		(1,071,065)		7,394,401		6,323,336
Other acquisitions of non-controlling interests (Note 12)		—		—		(2,319,149)		—		—		—		—		(2,319,149)		38,871		(2,280,278)

Balance at December 31, 2016		96,337,514		358,440		157,356,860		(12,292)		(6,669,720)		(68,005,050)		29,549,491		208,915,243		62,108,524		271,023,767
Net profit for the year		—		—		29,325,921		—		—		—		—		29,325,921		2,829,412		32,155,333
Effect of fair value of derivatives, net of deferred taxes		—		—		—		12,292		—		—		—		12,292		—		12,292
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		—		622,424		—		—		622,424		—		622,424
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(7,075,606)		—		(7,075,606)		29,517		(7,046,089)
Effect of translation of foreign entities		—		—		—		—		—		—		(21,683,333)		(21,683,333)		3,373,456		(18,309,877)

Comprehensive income (loss) for the year		—		—		29,325,921		12,292		622,424		(7,075,606)		(21,683,333)		1,201,698		6,232,385		7,434,083
Dividends declared		—		—		(19,815,470)		—		—		—		—		(19,815,470)		(1,848,108)		(21,663,578)
Stock dividend (Note 19)		1,264		—		4,902,818		—		—		—		—		4,904,082		—		4,904,082
Repurchase of shares		(270)		—		(1,040,686)		—		—		—		—		(1,040,956)		—		(1,040,956)
Other acquisitions of non-controlling interests (Note 12)		—		—		(285)		—		—		—		—		(285)		(23,596)		(23,881)

As of January 1 2018		96,338,508		358,440		170,729,158		—		(6,047,296)		(75,080,656)		7,866,158		194,164,312		66,469,205		260,633,517
Effect of adoption of new accounting standards (Note 2i)		—		—		19,598,349		—		—		—		—		19,598,349		518,440		20,116,789

As of January 1 2018 (restated)		96,338,508		358,440		190,327,507		—		(6,047,296)		(75,080,656)		7,866,158		213,762,661		66,987,645		280,750,306

Net profit for the year		—		—		52,566,197		—		—		—		—		52,566,197		1,950,626		54,516,823
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		—		(3,765,688)		—		—		(3,765,688)		—		(3,765,688)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		652,722		—		652,722		104,556		757,278
Effect of translation of foreign entities		—		—		—		—		—		—		(61,223,458)		(61,223,458)		(3,090,574)		(64,314,032)

Comprehensive income (loss) for the year		—		—		52,566,197				(3,765,688)		652,722		(61,223,458)		(11,770,227)		(1,035,392)		(12,805,619)
Dividends declared		—		—		(21,134,520)		—		—		—		—		(21,134,520)		(1,850,462)		(22,984,982)
Hyperinflation adjustment (Note 2i)		—		—		15,826,934		—		—		—		—		15,826,934		—		15,826,934
Repurchase of shares		(130)		—		(518,633)		—		—		—		—		(518,763)		—		(518,763)
Redemption of hybrid bond (Note 19)		—		—		—		—		—		—		—		—		(13,440,120)		(13,440,120)
Other acquisitions of non-controlling interests		—		—		(170,440)		—		—		—		—		(170,440)		(784,894)		(955,334)

Balance at December 31, 2018	Ps.	96,338,378	Ps.	358,440	Ps.	236,897,045	Ps.	—	Ps.	(9,812,984)	Ps.	(74,427,934)	Ps.	(53,357,300)	Ps.	195,995,645	Ps.	49,876,777	Ps.	245,872,422

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

		For the year ended December 31
	Note	2016		2017		2018		2018 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	23,477,595	Ps.	57,096,844	Ps.	100,993,902	US$	5,131
Items not requiring the use of cash:
Depreciation	10		127,662,344		135,206,080		129,115,727		6,560
Amortization of intangible and other assets	9 and 11		20,863,577		24,968,862		26,596,853		1,351
Equity interest in net income of associated companies			(189,950)		(91,385)		(267)		—
Loss on sale of property, plant and equipment			8,059		145,225		664,777		34
Net period cost of labor obligations	17		14,240,271		13,636,182		13,989,100		711
Foreign currency exchange loss, net			34,049,726		11,699,985		6,148,612		312
Interest income			(4,192,595)		(2,925,648)		(10,646,169)		(541)
Interest expense			33,862,012		30,300,781		31,771,433		1,614
Employee profit sharing			2,235,267		1,751,312		1,500,342		76
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net			85,216		(19,010,851)		(7,518,445)		(382)
Gain on net monetary positions	21		—		—		(4,429,145)		(225)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			(14,192,651)		1,799,095		(15,420,291)		(783)
Prepaid expenses			792,979		4,588,584		3,264,685		166
Related parties			829,632		(558,651)		38,426		2
Inventories			3,076,159		(2,991,009)		(3,232,136)		(164)
Other assets			(2,944,581)		(4,763,394)		(6,081,740)		(309)
Employee benefits			(5,384,944)		(14,692,218)		(14,235,549)		(723)
Accounts payable and accrued liabilities			18,196,349		5,190,137		23,997,632		1,219
Employee profit sharing paid			(3,297,439)		(1,471,946)		(1,013,799)		(52)
Financial instruments and other			28,878,632		1,515,668		5,286,290		269
Deferred revenues			(972,376)		(452,913)		38,243		2
Interest received			3,239,845		819,940		1,215,800		62
Income taxes paid			(44,525,073)		(23,988,305)		(33,713,753)		(1,713)

Net cash flows provided by operating activities		Ps.	235,798,054	Ps.	217,772,375	Ps.	248,330,528	US$	12,617

Investing activities
Purchase of property, plant and equipment			(138,707,157)		(119,185,137)		(143,888,033)		(7,310)
Acquisition of intangibles			(16,316,738)		(17,538,541)		(7,933,647)		(403)
Dividends received	21		5,740,092		2,385,559		2,622,237		133
Proceeds from sale of plant, property and equipment			115,600		133,349		178,532		9
Acquisition of businesses, net of cash acquired			(1,823,813)		(6,878,793)		(310,604)		(16)
Partial sale of shares of associated company			—		340,040		548,484		28
Investments in associate companies			(3,487)		—		—		—

Net cash flows used in investing activities		Ps.	(150,995,503)	Ps.	(140,743,523)	Ps.	(148,783,031)	US$	(7,559)

Financing activities
Loans obtained			64,281,631		143,607,726		155,263,221		7,888
Repayment of loans			(125,672,444)		(171,041,215)		(189,314,144)		(9,618)
Interest paid			(32,125,872)		(31,196,441)		(30,869,017)		(1,568)
Repurchase of shares			(7,021,247)		(1,233,371)		(511,421)		(26)
Dividends paid			(13,809,957)		(16,091,390)		(22,369,793)		(1,137)
Derivative financial instruments			(351,213)		(71,474)		—		—
Partial sale of shares in subsidiary			6,323,336		—		—		—
Redemption of hybrid bond			—		—		(13,440,120)		(683)
Acquisition of non-controlling interests			(2,280,278)		(11,930)		(115,821)		(6)

Net cash flows used in financing activities		Ps.	(110,656,044)	Ps.	(76,038,095)	Ps.	(101,357,095)	US$	(5,150)

Net (decrease) increase in cash and cash equivalents		Ps.	(25,853,493)	Ps.	990,757	Ps.	(1,809,598)	US $	(92)

Adjustment to cash flows due to exchange rate fluctuations, net			3,911,844		61,333		(800,913)		(41)
Cash and cash equivalents at beginning of the year			45,160,032		23,218,383		24,270,473		1,233

Cash and cash equivalents at end of the year		Ps.	23,218,383	Ps.	24,270,473	Ps.	21,659,962	US$	1,100

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end year		Ps.	13,497,804	Ps.	18,869,210	Ps.	19,099,066	US$	970
Redemption of exchangeable bond			—		—		16,446,262		836

Non-cash transactions		Ps.	13,497,804	Ps.	18,869,210	Ps.	35,545,328	US$	1,806

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2016, 2017 and 2018

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

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 24 countries where it has networks, and such licenses have different dates of expiration through 2056.

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

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 9, 2019, and subsequent events have been considered through that date.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments, the trust assets of post-employment and other employee benefit plans and the investments in equity at fair value through OCI which are presented at their market value.

Effectively July 1, 2018, the Argentinian economy is considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentina subsidiaries, we have included, adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS in the consolidated financial statements.

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

i) Changes in Accounting Policies and Disclosures

The Company applied IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) and IFRS 9 “Financial Instruments” (IFRS 9) for the first time effective January 1, 2018. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2018 are consistent with those used in the preparation of the Company´s consolidated annual financial statements for the years ended December 31, 2017 and 2016, with the exception of the following new standards and amendments to existing standards issued by the IASB, which were mandatory for annual periods beginning on or after January 1, 2018:

a) IFRS 15 Revenue from contract with customer

In May 2014, the IASB issued the new standard IFRS 15. The new standard for revenue recognition aims at standardizing the multitude of regulations previously included in various standards, and may require more judgment and estimates than with the revenue recognition processes that were required under the previously existing revenue recognition standards

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires relevant disclosures.

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application on January 1, 2018. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Company elected to apply the standard to all contracts as of January 1, 2018.

The cumulative effect of initially applying IFRS 15 was recognized at the date of initial application as an adjustment to the opening balance of retained earnings. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related Interpretations. The most significant changes in the implementation of IFRS 15 are the earlier recognition of revenue from the sale of goods, and the capitalization and deferral of the incremental contracts acquisition costs over the expected period of benefit.

The effect of adopting IFRS 15 as of January 1, 2018 was, as follows:

	Reference	Increase
Assets:
Subscribers, distributors, recoverable taxes, contract assets and other, net	(a), (b), (c)	Ps.	31,261,436

Liabilities:
Current liabilities	(c)	Ps.	562,651
Deferred income taxes	(d)		8,725,841

		Ps.	9,288,492

Equity:
Retained earnings	(a), (b), (c), (d)		21,454,504
Non-controlling interests			518,440

Total equity			21,972,944

Total liabilities and equity		Ps.	31,261,436

Set out below are, the impacts of adopting IFRS 15 on the Company´s consolidated financial statements for the year ended December 31, 2018:

	Reference	As reported		Figures without adoption of IFRS 15		Adjustments
Operating revenues:
Revenues services	(a), (b)	Ps.	863,647,642	Ps.	881,530,167	Ps.	(17,882,525)
Sales of equipment	(a), (b)		174,560,039		158,721,765		15,838,274

			1,038,207,681		1,040,251,932		(2,044,251)

Operating costs and expenses:
Cost of sales and services		Ps.	508,822,430	Ps.	509,100,174	Ps.	(277,744)
Commercial, administrative and general and other expenses	(c)		234,115,500		240,010,631		(5,895,131)
Depreciation and amortization			155,712,580		155,712,580		—

			898,650,510		904,823,385		(6,172,875)

			139,557,171		135,428,547		4,128,624
Financial items, net			38,563,536		38,356,359		207,177
Equity interest in net result of associated companies			267		267		—
Income tax	(d)		46,477,079		45,496,698		980,381
Non-controlling interests			(1,950,626)		(1,950,626)		—

Net profit for the year		Ps.	52,566,197	Ps.	49,625,131	Ps.	2,941,066

	Reference	As reported		Balances without adoption of IFRS 15		Adjustments
Assets:
Current assets:
Cash and cash equivalents and equity investments at fair value		Ps.	70,675,896	Ps.	70,675,896	Ps.	—
Subscribers, distributors, recoverable taxes, contract assets and other, net	(a), (b), (c)		216,226,920		185,303,634		30,923,286
Other current assets, net			62,152,708		62,152,708		—

Total current assets			349,055,524		318,132,238		30,923,286
Non-current assets:
Property, plant and equipment, net			640,000,720		640,000,720		—
Intangibles and other assets, net			424,485,276		424,485,276		—
Subscribers, distributors, recoverable taxes, contract assets and other, net	(a), (b), (c)		15,681,872		10,244,609		5,437,263

Total assets		Ps.	1,429,223,392	Ps.	1,392,862,843	Ps.	36,360,549

Liabilities and equity:
Current liabilities:
Short-term debt and current portion of long-term debt		Ps.	96,230,634	Ps.	96,230,634	Ps.	—
Accounts payable and other liabilities			338,116,412		337,448,940		667,472
Deferred revenues			32,743,843		32,315,690		428,153

Total current liabilities			467,090,889		465,995,264		1,095,625
Non-current-liabilities:
Long-term debt			542,691,819		542,691,819		—
Deferred income taxes	(d)		24,573,441		15,382,500		9,190,941
Other liabilities			148,994,821		148,994,821		—

Total liabilities			1,183,350,970		1,173,064,404		10,286,566
Total equity	(d)		245,872,422		219,798,439		26,073,983

Total liabilities and equity		Ps.	1,429,223,392	Ps.	1,392,862,843	Ps.	36,360,549

IFRS 15 Revenues from contracts with customers

IFRS 15 establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize. The principle core is that an entity should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The most significant changes in the implementation of IFRS 15 are as follows:

a.

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. In accordance with IFRS 15, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.

The Company concluded that regarding the provided services, it has market observable information, to determine the standalone selling price of the services. On the other hand, in the case of the sale of bundled mobile phones sold (including service and handset) by the Company, the allocation of the sales is done based on their relative standalone selling price of each individual component related to the total bundled price. The result is that more equipment revenue is recognized at the moment of a sale and, therefore, less service revenue from the monthly fee are being recognized under the new standard.

The Company concluded as well that the provided services are satisfied over the time of the contract period, given that the customer simultaneously receives and consumes the benefits provided by the Company.

Such service bundles, voice and data, accomplish the criteria mentioned in IFRS 15 of being substantially similar and of having the same transfer pattern which is why the Company concluded that the revenue from these different services offered to its customers are considered as a single performance obligation with revenue being recognized over time, except for sales of equipment.

b.

Under IFRS 15, for those contracts with customers in which generally the sale of equipment and other electronic equipment is a single performance obligation, the Company recognizes the revenue at the moment when it transfers control to the customer which generally occurs when such goods are delivered. The latter is consistent with the previous accounting policy.

c.

The Company pays commissions to its distributors for obtaining new customers; such commissions were expensed as incurred under the previous accounting. Under IFRS 15, commissions are considered incremental contract acquisition costs that are capitalized and are amortized over the expected period of benefit, during the average duration of customer contracts.

d.

In addition to the adjustments described above, other items such as deferred taxes and non-controlling interests were adjusted to retained earnings as necessary upon adoption of IFRS 15 as of January 1, 2018.

b) IFRS 9, Financial Instruments

IFRS 9 was issued in July 2014 and replaced IAS 39 Financial Instruments and relates to the classification and measurement of financial instruments, impairment; and hedge accounting.

The Company applied IFRS 9 prospectively, with an initial application date of January 1, 2018. The Company has not restated the comparative information, which continues to be reported under IAS 39.

The effect of adopting IFRS 9 as of January 1, 2018 was, as follows:

	Adjustments	January 1, 2018
Assets
Trade receivables	(a)	Ps.	(2,400,783)
Deferred tax assets	(b)		544,628

Total assets		Ps.	(1,856,155)

Equity
Retained earnings	(a), (b)	Ps.	(1,856,155)

Total adjustment on equity		Ps.	(1,856,155)

IFRS 9 sets out the requirements for recognizing and measuring financial assets and financial liabilities. This new standard includes:

a) Impairment

The adoption of IFRS 9 has fundamentally changed the Company´s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss approach. IFRS 9 requires the Company to recognize an allowance for expected credit loss for all debt instruments not held at fair value through profit or loss and contract assets.

Upon adoption of IFRS 9 the Company recognized an impairment on the Company´s trade receivables at fair value Ps 2,400,783 as of January 1, 2018, which resulted in a decrease in Retained earnings. There were no impairment losses that impacted the carrying amount of debt instruments at fair value through OCI in the statements of financial position, which remains at fair value.

b) Other adjustments

In addition to the adjustments described above, other items such as deferred taxes and non-controlling interests were adjusted to retained earnings as necessary upon adoption of IFRS 9 as of January 1, 2018.

The new requirements of IFRS 9 regarding hedge accounting do not have an effect on the consolidated financial statements as hedge accounting is not applied. The Company continues to consider the hedges to be under IAS 39 as allowed by IFRS 9.

Compared to IAS 39, the application of IFRS 9 had an immaterial effect on the consolidated financial statements in 2018, including classification of financial assets and liabilities.

c) Impact of the application for hyperinflation in Argentina

In the recent years, the Argentina economy has shown high rates of inflation. Although inflation data has not been consistent in recent years and several indexes have coexisted, inflation in Argentina indicates that the three-year cumulative inflation rate recently exceeded 100%, which is the quantitative reference established by IAS 29. As a result, Argentina is considered a hyperinflationary economy in 2018 and the Company applies hyper-inflation accounting to its subsidiary whose functional currency is the Argentine peso for financial information for periods ending on or after July 1, 2018, however the calculation of the accumulative impact was measured as of January 1, 2019.

In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index December 31, 2018 is 184.255, while on an annual inflation for 2018 is 48%.

The main implications are as follows:

•

Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statements of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•

The gain on the net monetary position caused by the impact of inflation in the year is included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives, interest cost from labor obligations and other financial items, net. Items in the income statements and in the statements of cash flows are adjusted by the inflation index since their origination, with a balancing entry, and a reconciling item in the statements of cash flows, respectively.

•	All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2018 was 0.5221 argentine pesos per mexican peso.

•	Financial information for financial years prior to 2018 are not restated.

The main impact in the consolidated financial statements of the Company in 2018 of applying hyperinflationary accounting under IAS 29 are shown below:

Impact of the application of hyperinflation adjustments in 2018
Impact in:
Operating revenues	Ps. 6,286,140
Operating loss	(1,423,252)
Financial loss	(1,289,317)
Gain on net monetary positions	4,429,145
Income tax	(770,928)
Net profit for the year	945,647
Current assets	1,866,674
Non-current assets	19,796,073
Total liabilities	4,890,166
Total equity (i)	16,772,581

(i)	This total includes the initial effect of hyperinflation of Ps. 15,826,934 and the net effect on results due to the hyperinflation of the year of Ps. 945,647.

ii) Basis of consolidation

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

Non-controlling interests represent the portion of profits or losses and net assets not held by the Company. Non-controlling interests are presented separately in the consolidated statements of comprehensive income and in equity in the consolidated statements of financial position separately from Company’s own equity.

Associates:

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those decisions.

The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby Company recognizes its share in the net profit (losses) and equity of the associate.

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

The equity interest in the most significant subsidiaries at December 31, 2017 and 2018 is as follows:

Company name	Country	Equity interest at December 31
		2017	2018
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b)	USA	100.0%	100.0%
Claro S.A. (Claro Brasil) b)	Brazil	97.7%	98.2%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A. b)	Colombia	99.3%	99.3%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panamá	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services

iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries jointly represent approximately 72%, 74% and 73% of consolidated operating revenues of 2016, 2017 and 2018, respectively, and their total assets jointly represent approximately 81% and 80% of consolidated total assets at December 31, 2017 and 2018, respectively.

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

•

revenues, costs and expenses are translated at the average exchange rate of the period, except for the operations of the subsidiaries in Argentina; whose economy is considered hyperinflationary since 2018;

•	the resulting difference from the translation process is recognized in equity in the caption Cumulative translation adjustment;

•

the consolidated statements of cash flows presented using the indirect method were translated using the weighted-average exchange rate for the applicable period (except for Argentina), and the resulting difference is shown in the consolidated statements of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations, net”.

The basis of translation for the operations of the subsidiaries in Argentina are described in Note 2i, c)

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2017 and 2018, the cumulative translation adjustment was Ps. 7,866,158 and Ps. (53,357,300), respectively.

b) Revenue recognition

The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

The wireless voices services are offered under a variety of plans. In addition, the Company often bundle wireless data telecommunications services together with voices services. Monthly rent in post- paid is billed based on the associated plan o package rates, corresponding to when the services are provided.

As part the wireless data services, the Company offer value-added services that include Internet access, messaging and other wireless entertainment and corporative services, Revenue from such services are recognized at the time they are provided, on the date the installation or when the services are downloaded. In addition, the Company offer other wireless services, including wireless security services, mobile payments solutions, machine-to-machine services, mobile banking, virtual private network (“VPN”) services, video calls and Personal Communication Services (“PCS”).

The fixed voices services include local, domestic and international long-distance and public telephone services, under a variety of plans, specifically tailored to our residential and corporate clients. Revenue from the local services are derived from the monthly rent for services and the long-distances revenues are recognized at the time the service is provided.

The Company offer data services, including data centers, data administration and hosting services to our residential and corporate clients under a variety of plans. These revenues are recognized at the time the service is provided.

The residential broadband access are typically bundled with voice services and are competitively priced as a function of the desired or available speed. As a complement to these services, the Company offer a number of products such as home networking and smart home services. In addition, The Company provide different IT solutions for small business and large corporations.

The Company offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. These services are offered through individual subscription plans as well as in bundled packages of services, along with broadband, fixed voice and wireless services. In addition, the Company sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. These revenues are recognized at the time the service is provided.

The Company sells to its customers bundles of different services (fixed line, mobile, broadband internet, streaming and pay TV, among others) which elements are evaluated to determine if it is necessary to separate the different identifiable components and apply the income recognition policy corresponding to each element.

Total package revenue is allocated among the identified elements based on their respective standalone selling prices.

Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business. A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.

Transaction prices are allocated to the performance obligations by reference to the relative stand-alone selling prices of the products and services. The stand-alone selling prices of products are based on the market prices whereas the standalone selling prices of services are available separately, as services are also offered on a stand-alone basis, i.e. without hardware.

Some subsidiaries have loyalty programs where the Company awards credits customer credit awards referred as “points”. The customer can redeem accrued “points” for awards such as devices, accessories or airtime. The Company provides all awards. The consideration allocated to the award credits is identified as a separate performance obligation; the corresponding liability of the award credits is measured at its fair value. The consideration allocated to award credits amount is recognized as a contract liability until the points are redeemed. Revenue is recognized upon redemption of products by the customer.

c) Cost of sales

The cost of mobile equipment and computers is recognized at the time the client and distributor receives the device that is when the control is are transferred to the customer.

d) Cost of services

The cost of services represents the costs incurred to properly deliver the services to the customers, it includes the network operating costs and licenses related costs and is accounted at the moment in which such services are provided.

e) Commissions to distributors

The Company pays commissions to its distributors different than those that acquire customers. Such commissions are recognized in “commercial, administrative and general expenses” in the consolidated statements of comprehensive income at the time in which the distributor either reports an activation or reaches certain number of lines activated or obtained at a certain point of time.

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

g) Equity investments at fair value through OCI and other short-term investments

Equity investments at fair value through OCI and other short-term investments are primarily composed of equity investments and other short-term financial investments. Amounts are initially recorded at their estimated fair value. Fair value adjustments for equity investments are recorded through other comprehensive income, while fair value adjustments for other short-term investments are recorded in the Consolidated Statements of Comprehensive Income as they occur.

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

The possible loss of value in goodwill is determined by analyzing the recovery value of the cash generating unit (or the group thereof) to which the goodwill is associated at the time it was originated. If this recoverable amount is lower than the carrying value, an impairment loss is charged to the results of operations. The recoverable amount is determined based on the higher of fair value less cost of disposal or value in use.

For the years ended December 31, 2016, 2017 and 2018, no impairment losses were recognized for the goodwill shown in the Company’s consolidated statements of financial position.

j) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During 2016, 2017 and 2018 the borrowing costs that were capitalized amounted to Ps. 2,861,307, Ps. 2,875,034 and Ps. 2,020,288 respectively.

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

Annual depreciation rates are as follows:

Network infrastructure	5	%-33%
Buildings and leasehold improvement	2	%-33%
Other assets	10	%-50%

iv) The carrying value of property, plant and equipment is reviewed if there are indicators of impairment in such assets. If an asset’s recovery value is less than the asset’s net carrying value, the difference is recognized as an impairment loss.

During the years ended December 31, 2016, 2017 and 2018, no impairment losses were recognized.

v) Spare parts for network operation is valued using the average cost method, without exceeding its net realizable value.

The valuation of inventory for network considered obsolete, defective or slow-moving, is reduced to their estimated net realizable value. The estimate of the recovery value of inventories is based on their age and turnover.

k) Intangibles

i) Licenses

Licenses to operate wireless telecommunications networks granted by the governments of the countries in which the Company operates are recorded at acquisition cost or at fair value at their acquisition date, net of accumulated amortization. Certain licenses require payments to the governments, such payments are recognized in the cost of service and equipment.

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

iii) Irrevocable rights of use

Irrevocable rights of use are recognized according to the amount paid for the right and are amortized over the period in which they are granted.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.

l) Impairment in the value of long-lived assets

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

In the estimation of impairments, the Company uses the strategic plans established for the separate cash-generating units to which the assets are assigned. Such strategic plans generally cover a period from 3 to 5 years. For longer periods, beginning in the fifth year, projections are based on such strategic plans while applying a constant or declining expected perpetual growth rate.

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2018. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.

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

The foregoing forecasts could differ from the results obtained through time; however, the Company prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are:

•	Margin on EBITDA is determined by dividing EBITDA (operating income plus depreciation and amortization) by total revenues.

•	Margin on CAPEX is determined by dividing capital expenditures (“CAPEX”) by total revenues.

•	Pre-tax weighted average cost of capital (“WACC”) is used to discount the projected cash flows.

As discount rate, the Company uses the WACC which was determined for each of the cash generating units and is described in the following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants assumptions. Market participants were selected taking into consideration size, operations and characteristics of the business that were similar to those of Company.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments. The WACC takes into account both debt and equity costs. The cost of equity is derived from the expected return on investment for each GCU. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors.

The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, but also management assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The most significant forward-looking estimates used for the 2017 and 2018 impairment evaluations are shown below:

	Average margin on EBITDA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2017:
Europe (7 countries)	25.59% - 52.46%	7.34% - 14.97%	9.06% - 19.04%
Brazil (fixed line, wireless and TV)	35.28%	22.13%	11.71%
Puerto Rico	23.31%	8.31%	4.42%
Dominican Republic	45.79%	15.55%	19.23%
Mexico (fixed line and wireless)	35.48%	8.72%	16.13%
Ecuador	37.83%	10.07%	23.57%
Peru	29.64%	16.75%	13.61%
El Salvador	40.36%	17.99%	25.14%
Chile	22.04%	12.45%	6.15%
Colombia	41.93%	19.88%	19.06%
Other countries	9.16% - 48.18%	0.43% - 23.43%	7.89% - 24.28%

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)las
2018:
Europe (7 countries)	22.13% - 41.51%	8.13% - 19.40%	8.36% - 22.08%
Brazil (fixed line, wireless and TV)	36.43%	21.88%	10.38%
Puerto Rico	23.86%	9.89%	4.81%
Dominican Republic	48.64%	18.43%	17.66%
Mexico (fixed line and wireless)	36.33%	7.93%	16.30%
Ecuador	39.83%	11.26%	24.45%
Peru	30.29%	19.95%	11.52%
El Salvador	45.36%	22.61%	18.01%
Chile	25.91%	14.99%	6.62%
Colombia	45.01%	17.14%	20.29%
Other countries	7.90% - 45.91%	0.61% - 23.96%	9.97% - 31.63%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in its CGUs with potential impairment of approximately Ps. 1,558,823

WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, the carrying amount of the long-lived assets, would be impaired by approximately Ps. 1,135,854.

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

n) Financial assets and liabilities

Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them, with the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

– Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes cash and cash equivalents, loans and receivables.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

The Company measures debt instruments at fair value through OCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument by instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statements of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of comprehensive income within “Valuation of derivatives, interest cost from labor obligations and other financial items”.

Derecognition of financial assets

A financial asset is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired, or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Company has transferred its rights to receive cash flows from an asset or has entered into a passthrough arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For some trade receivables and contract assets based on available information, the Company applies the simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a loss rate approach that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments.

— Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. IFRS

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of profit or loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

o) Transactions in foreign currency

Transactions in foreign currency are initially recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are subsequently translated at the prevailing exchange rate at the financial statements reporting date. Exchange differences determined from the transaction date to the time foreign currency denominated assets and liabilities are settled or translated at the financial statements reporting date are charged or credited to the results of operations.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2016	2017	2018	2017	2018
Argentina (1)	Argentine Peso (AR$)	1.2632	1.1489	0.7311	1.0610	0.5221
Brazil	Real (R$)	5.3868	5.9346	5.2937	5.9815	5.0797
Colombia	Colombian Peso (COP$)	0.0061	0.0064	0.0065	0.0066	0.0061
Guatemala	Quetzal	2.4548	2.5755	2.5591	2.6940	2.5440
U.S.A. (2)	US Dollar	18.6529	18.9400	19.2397	19.7867	19.6829
Uruguay	Uruguay Peso	0.6206	0.6606	0.6274	0.6869	0.6074
Nicaragua	Cordoba	0.6515	0.6307	0.6097	0.6428	0.6088
Honduras	Lempira	0.8109	0.8007	0.7994	0.8330	0.8031
Chile	Chilean Peso	0.0276	0.0292	0.0300	0.0322	0.0283
Paraguay	Guaraní	0.0033	0.0034	0.0034	0.0035	0.0033
Peru	Sol (PEN$)	5.5232	5.8054	5.8517	6.0976	5.8406
Dominican Republic	Dominican Peso	0.4048	0.3983	0.3876	0.4095	0.3898
Costa Rica	Colon	0.0338	0.0331	0.0332	0.0346	0.0322
European Union	Euro	20.6334	21.3649	22.7101	23.7539	22.5586
Bulgaria	Lev	10.5483	10.9223	11.6110	12.1406	11.5327
Belarus	New Belarusian Ruble	9.3929	9.8087	9.4451	9.9882	9.1319
Croatia	Croatian Kuna	2.7392	2.8619	3.0613	3.1954	3.0435
Macedonia	Macedonian Denar	0.3350	0.3471	0.3688	0.3861	0.3667
Serbia	Serbian Denar	0.1676	0.1762	0.1920	0.2009	0.1907

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

Financial reporting in hyperinflationary economies

Financial statements of Argentina subsidiaries are restated before translation to the reporting currency of the Company and before consolidation in order to reflect the same value of money for all items. Items recognized in the statements of financial position which are not measured at the applicable year-end measuring unit are restated based on the general price index. All non-monetary items measured at cost or amortized cost is restated for the changes in the general price index from the date of transaction or the last hyperinflationary calculation to the reporting date. Monetary items are not restated. All items of shareholders’ equity are restated for the changes in the general price index since their addition or the last hyperinflationary calculation until the end of the reporting period. All items of comprehensive income are restated for the change in a general price index from the date of initial recognition to the reporting date. Gains and losses resulting from the net-position of monetary items are reported in the consolidated statements of operations in financial result in exchange differences. In accordance with IFRS prior year financial statements were not restated.

(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.

As of April 9, 2019, the exchange rate between the US dollar and the Mexican Peso was $18.9701.

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

q) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de Mexico, Claro Brasil, and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2018.

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

For severance and pensions, the subsidiary recognizes actuarial gains and losses in other comprehensive income. The re-measurement of defined benefit plans relates to actuarial gains and losses only as Telekom Austria holds no plan assets. Interest expense related to employee benefit obligations is reported in “Valuation of derivatives, interests cost from labor obligation and other financial items, net” in the statements of comprehensive income.

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

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2017 and 2018, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

t) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2016, 2017 and 2018, advertising expenses were Ps. 28,180,538, Ps. 28,718,563 and Ps. 26,255,952 , respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2017 and 2018.

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

iv) Sensitivity analysis for market risks

The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2018 increased/(decreased) by 100 basis points, the increase in net interest expense would increase/(decrease) by Ps. 32,136,984 and Ps. (31,773,439), respectively.

Exchange rate fluctuations

Should the Company’s debt at December 31, 2018 of Ps. 638,922,453, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 3,165,958 and Ps. (10,940,798), respectively.

w) Derivative financial instruments

Derivative financial instruments are recognized in the consolidated statements of financial position at fair value. Valuations obtained by the Company are compared against those of the financial institutions with which the agreements are entered into, and it is the Company’s policy to compare such fair value to a valuation provided by an independent pricing provider in case of discrepancies. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in the line “Valuation of derivatives, interest cost from labor obligations and other financial items, net”.

The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2017 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period.

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

y) Presentation of consolidated statements of comprehensive income

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

The employee benefits expense recognized for the years ended December 31, 2016, 2017 and 2018 of Ps. 46,759,415, Ps. 48,696,331 and Ps. 47,671,143, respectively is presented as “Cost of sales and services” and of Ps. 63,691,855, Ps. 66,920,537 and Ps. 67,936,876, respectively is presented in “Commercial, administrative and general expenses”.

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

None of the segments records revenue from transactions with a single external customer amounting to 10% or more of the revenues.

Aa) Convenience translation

At December 31, 2018, amounts in U.S. dollars have been included in the consolidated financial statements solely for the convenience of the reader and amounts this translation is not accordance with IFRS have been translated from Mexican pesos at December 31, 2018 at an exchange rate of Ps. 19.6829 per U.S. dollar, which was the exchange rate at that date. Such translation should not be construed as a representation that the Mexican peso can be converted to U.S. dollars at the exchange rate in effect on December 31, 2018 or any other exchange rate.

Ab) Significant accounting judgments, estimates and assumptions

In preparing its consolidated financial statements, the Company makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and its estimates involve judgments it makes based on the available information. In the discussion below, the Company has identified several of these matters for which its financial statements would be materially affected if either (1) the Company uses different estimates that it could have reasonably used or (2) in the future América Móvil changes its estimates in response to changes that are reasonably likely to occur.

The following discussion addresses only those estimates that the Company considers most important based on the degree of uncertainty and the likelihood of a material impact had it used a different estimate. There are many other areas in which the Company uses estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to the financial presentation for those other areas.

Estimated useful lives of plant, property and equipment

The Company currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. The Company reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. The Company may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense. See Notes 2j) and 10.

Impairment of Long-Lived Assets

The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill on its consolidated statements of financial position. The Company is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the

Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 2l), 10 and 11.

Deferred Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry-forwards and other tax credits. These items result in deferred tax assets and liabilities as discussed in Note 2 s). The analysis is based on estimates of taxable income in the jurisdictions in which the Company operates and the period on which the deferred tax assets and liabilities will be recovered or settled. If actual results differ from these estimates, or the Company adjusts these estimates in future periods, its financial position and results of operations may be materially affected.

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

If the Company is unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to its consolidated financial statements. Because of the inherent uncertainties in these estimations, actual expenditures may be different from the originally estimated amount recognized. See Note 15.

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 16c).

Labor Obligations

The Company recognizes liabilities on its consolidated statements of financial position and expenses in its statements of comprehensive income to reflect its obligations related to its post-retirement seniority premiums, pension and retirement plans in the countries in which it operates and offer defined contribution and benefit pension plans. The amounts the Company recognizes are determined on an actuarial basis that involves estimations and accounts for post-retirement and termination benefits.

The Company uses estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return the Company assumes its pension plans will earn on its investments, (ii) the salaries increase rate that the Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected inflation rate. The assumptions applied are further disclosed in Note 17. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

ac) Retrospective adjustment

The following amounts in the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017, have been retrospectively reclassified to conform to the presentation for the year ended December 31, 2018.

In the Consolidated Statements of Comprehensive Income:

	As reported 2016		Retrospective reclassification		2016 As adjustments
Operating revenues:
Mobile voice services	Ps.	242,302,380	Ps.	(242,302,380)	Ps.	—
Fixed voice services		95,299,154		(95,299,154)		—
Mobile data services		256,936,895		(256,936,895)		—
Fixed data services		126,278,206		(126,278,206)		—
Pay television		78,268,778		(78,268,778)		—
Other related services		32,799,952		(32,799,952)		—
Revenues services		—		831,885,365		831,885,365

	Ps.	831,885,365	Ps.	—	Ps.	831,885,365

	As reported 2017		Retrospective reclassification		2017 As adjustments
Operating revenues:
Mobile voice services	Ps.	221,751,600	Ps.	(221,751,600)	Ps.	—
Fixed voice services		89,856,743		(89,856,743)		—
Mobile data services		308,526,994		(308,526,994)		—
Fixed data services		139,277,613		(139,277,613)		—
Pay television		86,882,606		(86,882,606)		—
Other related services		32,115,767		(32,115,767)		—
Revenues services		—		878,411,323		878,411,323

	Ps.	878,411,323	Ps.	—	Ps.	878,411,323

3. Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.

4. Equity investments at fair value through OCI and other short-term investments

As of December 31, 2017 and 2018, equity investments at fair value through OCI and other short-term investments includes an equity investments in KPN for Ps. 46,682,657 and Ps. 39,028,083, respectively, and other short-term investments for Ps. 12,438,019 and Ps. 9,987,851, respectively.

The investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive (loss) items (equity) in the Company’s consolidated statements of financial position. As of December 31, 2017 and 2018, the Company has recognized in equity changes in fair value of the investment of Ps. 622,424 and Ps. (3,765,688), respectively, net of deferred taxes, through other comprehensive (loss) gain items in equity.

During the years ended December 31, 2016, 2017 and 2018, the Company received dividends from KPN for an amount of Ps. 5,740,092, Ps. 2,370,559 and Ps. 2,605,333, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. Another short-term investment item of Ps. 9,987,851, as of December 31, 2018 (Ps. 12,438,019 in 2017) represents a cash deposit used to guarantee a short-term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a) An analysis of accounts receivable by component at December 31, 2017 and 2018 is as follows:

	At December 31,
	2017		2018
Subscribers and distributors	Ps.	178,722,706	Ps.	173,053,226
Telecommunications carriers for network interconnection and other services		8,671,416		5,543,263
Recoverable taxes (i)		40,477,188		46,706,298
Sundry debtors		14,736,340		12,685,281
Contractual assets (Note 2i, a)		—		34,718,749
Impairment of trade receivables		(39,044,925)		(40,798,025)

Total net	Ps.	203,562,725	Ps.	231,908,792

Non-current subscribers, distributors and contractual assets		9,786,581		15,681,872

Total current subscribers, distributors and contractual assets	Ps.	193,776,144	Ps.	216,226,920

(i)

In accordance with the favorable resolution obtained from the authorities, in 2018 the subsidiary Claro Brasil recognized a benefit for the exclusion of the Tax on the Circulation of Goods and the Provision of Services (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços, or “ICMS “) in the calculation bases of the Social Integration Program (Social Integration Program, or” PIS “) and the Contribution for the Financing of Social Security (Contribution to or Financing of Social Security, or” COFINS “) in the amount total of Ps. 12,295,869, that includes interest of Ps. 6,127,656. The asset was recognized based on the certainty of obtaining the economic benefit.

b) Changes in the allowance for expected credit losses is as follows:

	For the years ended December 31,
	2016		2017		2018
Balance at beginning of year	Ps.	(27,495,158)	Ps.	(37,351,677)	Ps.	(39,044,925)
Increases recorded in expenses		(16,987,769)		(20,766,362)		(19,535,707)
Adjustment on initial application of IFRS 9 (Note 2i, b)		—		—		(2,400,783)
Write-offs		12,587,567		17,713,992		15,497,254
Translation effect		(5,456,317)		1,359,122		4,686,136

Balance at end of year	Ps.	(37,351,677)	Ps.	(39,044,925)	Ps.	(40,798,025)

c) The following table shows the aging of accounts receivable at December 31, 2017 and 2018, for subscribers and distributors:

Past due
	Total	Unbilled services provided	a-30 days	31-60 days	61-90 days	Greater than 90 days
December 31, 2017	Ps. 178,722,706	Ps. 78,384,174	Ps. 46,758,825	Ps. 6,780,671	Ps. 4,375,188	Ps. 42,423,848
December 31, 2018	Ps. 173,053,226	Ps. 62,623,654	Ps. 46,816,302	Ps. 6,315,277	Ps. 4,168,952	Ps. 53,129,041

d) The following table shows the accounts receivable from subscribers and distributors included in the impairments of trade receivables, as of December 31, 2017 and 2018:

	Total	1-90 days	Greater than 90 days
December 31, 2017	Ps. 39,044,925	Ps. 3,807,945	Ps. 35,236,980
December 31, 2018	Ps. 40,798,025	Ps. 4,079,803	Ps. 36,718,222

e) An analysis of contract assets and liabilities at December 31, 2018 is as follows:

	2018
Contract Assets:
Balance at the beginning of the year	Ps.	29,640,953
Additions		32,029,279
Disposals		(25,243,487)
Translation effect		(1,707,996)

Balance at the end of the year	Ps.	34,718,749
Non-current contract assets	Ps.	5,437,263

Current portion contracts assets	Ps.	29,281,486

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2017 and 2018. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2017		2018
Accounts receivable:
Sears Roebuck de México, S.A. de C.V.	Ps.	211,491	Ps.	264,976
Sanborns Hermanos, S.A.		91,233		312,706
Patrimonial Inbursa, S.A.		246,874		214,180
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries		89,585		179,852
Grupo Condumex, S.A. de C.V. and Subsidiaries		47,269		35,007
Operadora de Sites Mexicanos, S.A. de C.V.		14,252		16,634
Other		167,526		240,250

Total	Ps.	868,230	Ps.	1,263,605

	2017		2018
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	947,761	Ps.	1,403,414
Grupo Condumex, S.A. de C.V. and Subsidiaries		812,427		784,678
Grupo Financiero Inbursa, S.A.B. de C.V.		38,847		235,745
Fianzas Guardiana Inbursa, S.A. de C.V.		276,633		227,014
PC Industrial, S.A. de C.V. and Subsidiaries		136,859		83,502
Enesa, S.A. de C.V. and Subsidiaries		50,609		22,630
Other		277,276		217,230

Total	Ps.	2,540,412	Ps.	2,974,213

For the years ended December 31, 2016, 2017 and 2018, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2016, 2017 and 2018, the Company conducted the following transactions with related parties:

	2016		2017		2018
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	9,917,280	Ps.	11,030,944	Ps.	7,211,960
Rent of towers		4,748,503		5,326,366		6,168,592
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,118,469		4,135,578		4,134,380
Other services		1,899,818		2,802,667		1,864,017

	Ps.	20,684,070	Ps.	23,295,555	Ps.	19,378,949

Revenues:
Revenues services	Ps.	411,076	Ps.	416,047	Ps.	679,220
Sales of equipment		2,679,591		2,313,840		1,296,204

	Ps.	3,090,667	Ps.	2,729,887	Ps.	1,975,424

i)

In 2018, this amount includes Ps.5,622,791 (Ps. 9,829,991 in 2017 and Ps. 9,547,530 in 2016) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)

In 2018, this amount includes Ps. 778,191 (Ps. 789,253 in 2017 and Ps. 812,247 in 2016) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 13,784 in 2018 (Ps. 15,695 in 2017, and Ps. 705,074 in 2016) for software services provided by an associate; Ps. 2,541,703 in 2018 (Ps. 3,330,038 in 2017 and Ps. 2,406,058 in 2016) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2018 was approximately Ps. 5,300 and Ps. 70,100, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2016, 2017 and 2018, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.

7. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2018 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 4.1% (4.0% and 3.7% in 2017 and 2016, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2017 and 2018 is as follows:

	At December 31,
	2017			2018
Instrument	Notional amount in millions		Fair Value	Notional amount in millions		Fair Value
Assets:
Swaps US Dollar-Mexican peso	US$	2,800	Ps.4,766,102	US$	3,490	Ps. 2,058,831
Swaps Euro-Mexican peso		€—	—		—	—
Swaps Yen-US Dollar		¥13,000	521,270		¥13,000	581,948
Forwards US Dollar-Mexican peso	US$	1,744	1,600,666		—	—
Forwards US Dollar-Brazilian real	US$	100	44,280	US$	150	126,287
Swaps Swiss Franc-US Dollar	CHF	475	178,710		—	—
Swaps Euro-Brazilian real		€450	359,671		€300	1,080,552
Interest rate swap		Ps.200	916		—	—
Forwards Brazilian Real-US Dollar		—	—	BRL $	2,823	1,107,630
Forwards Euro-Brazilian real		€400	330,427		€150	123,005
Forwards US Dollar-Swiss franc	CHF	75	121,981		—	—
Forwards Euro-US Dollar		€204	113,361		€710	209,295

Total Assets			Ps. 8,037,384			Ps. 5,287,548

	At December 31,
	2017				2018
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar-Euro	US$	2,092	Ps.	(8,340,970)	US$	2,025	Ps.	(5,114,863)
Swaps Pound sterling-Euro		£740		(3,376,091)		£740		(4,027,312)
Swap Pound sterling-US Dollar		£2,010		(1,676,636)		£2,010		(5,836,607)
Forwards US Dollar-Mexican Peso		—		—	US$	977		(772,704)
Forwards Euro-US Dollar		—		—		€950		(333,586)
Call spread option		€750		(48,422)		—		—
Put option		€374		(482,645)		€374		(988,669)
Call spread option		€3,000		(434,696)		€3,000		(33,838)

Total Liabilities			Ps.	(14,359,460)			Ps.	(17,107,579)

Non-current liability			Ps.	(3,756,921)			Ps.	(3,567,863)

Total current liability			Ps.	(10,602,539)			Ps.	(13,539,716)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2016, 2017 and 2018 amounted to a gain (loss) of Ps. (9,622,233), Ps. 8,192,567 and Ps. (4,686,407). Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions		2019	2020	2021	2022	2023 Thereafter
Assets
Swaps US Dollar-Mexican peso	US$		—	—	—	1,600	1,890
Swaps Yen-US Dollar	¥		—	—	—	—	13,000
Swaps Euro-Brazilian real	€		300	—	—	—	—
Forwards Brazilian Real-US Dollar		BRL	1,680	—	1,143	—	—
Forwards Euro-Brazilian Real	€		150	—	—	—	—
Forwards US Dollar-Brazilian Real	US$		150	—	—	—	—
Forwards Euro-US Dollar	€		710	—	—	—	—
Liabilities
Swaps US Dollar-Euro	US$		25	—	—	—	2,000
Swaps Pound sterling-Euro	£		—	—	—	—	740
Swap Pound sterling-US Dollar	£		—	550	—	—	1,460
Forwards US Dollar-Mexican Peso	US$		977	—	—	—	—
Forwards Euro-US Dollar	€		950	—	—	—	—
Put option	€		—	—	—	—	374
Call spread option	€		—	3,000	—	—	—

8. Inventories, net

An analysis of inventories at December 31, 2017 and 2018 is as follows:

	2017	2018
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 42,262,511	Ps. 43,723,492
Less: Reserve for obsolete and slow-moving inventories	(3,452,946)	(3,418,130)

Total	Ps. 38,809,565	Ps. 40,305,362

For the years ended December 31, 2016, 2017 and 2018, the cost of inventories recognized in cost of sales was Ps. 172,495,376, Ps. 170,154,336 and Ps. 180,013,986 respectively.

9. Other assets, net

An analysis of other assets at December 31, 2017 and 2018 is as follows:

	2017	2018
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps. 9,536,654	Ps. 12,931,247
Prepaid insurance	683,091	949,590
Costs of mobile equipment and computers associated with deferred revenues	6,182,010	599,628
Other	950,991	815,728

	Ps. 17,352,746	Ps.15,296,193

Non-current portion:
Recoverable taxes	Ps. 12,249,372	Ps. 11,514,455
Prepayments for the use of fiber optics	4,361,668	3,985,216
Prepaid expenses and judicial deposits (1)	25,926,436	26,961,930

Total	Ps. 42,537,476	Ps. 42,461,601

For the years ended December 31, 2016, 2017 and 2018, amortization expense for other assets was Ps. 1,340,609, Ps. 620,680 and Ps. 798,243, respectively.

(1)

Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. At December 31, 2017 and 2018, the amount for these deposits is Ps. 20,288,382 and Ps. 18,172,342, respectively. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net

a) An analysis of property, plant and equipment, net at December 31, 2016, 2017 and 2018 is as follows:

	At December 31, 2015		Additions		Retirements		Business combinations		Translation effect of Foreign Subsidiaries		Depreciation for the year		At December 31, 2016
Cost
Network in operation and equipment	Ps.	641,384,702	Ps.	101,794,197	Ps.	(8,963,076)	Ps.	1,873,445	Ps.	235,186,745	Ps.	—	Ps.	971,276,013
Land and buildings		54,794,386		2,900,511		(2,845,298)		3,839		7,281,973		—		62,135,411
Other assets		106,468,602		24,368,918		(10,717,096)		69,937		24,736,655		—		144,927,016
Construction in process and advances plant suppliers (1)		38,850,776		70,517,319		(70,911,593)		11,255		11,252,127		—		49,719,884
Spare parts for operation of the network		20,342,389		34,010,751		(27,641,919)		5,520		1,566,307		—		28,283,048

Total		861,840,855		233,591,696		(121,078,982)		1,963,996		280,023,807		—		1,256,341,372

Accumulated depreciation
Network in operation and equipment		236,731,728		—		(1,968,376)		—		153,147,349		107,976,385		495,887,086
Buildings		4,567,588		—		(975,284)		—		3,709,952		3,179,066		10,481,322
Other assets		47,057,084		—		(25,099,710)		—		10,396,438		16,105,885		48,459,697
Spare parts for operation of the network		(44,423)		—		(54,280)		—		20,896		401,008		323,201

Total	Ps.	288,311,977	Ps.	—	Ps.	(28,097,650)	Ps.	—	Ps.	167,274,635	Ps.	127,662,344	Ps.	555,151,306

Net Cost	Ps.	573,528,878	Ps.	233,591,696	Ps.	(92,981,332)	Ps.	1,963,996	Ps.	112,749,172	Ps.	(127,662,344)	Ps.	701,190,066

	At December 31, 2016	Additions	Retirements	Business combinations		Effect of translation of foreign subsidiaries	Depreciation for the year	At December 31, 2017
Cost
Network in operation and equipment	Ps. 971,276,013	Ps. 78,272,882	Ps. (21,657,715)	Ps.	599,306	Ps.(38,824,540)	Ps. —	Ps. 989,665,946
Land and buildings	62,135,411	2,858,996	(415,219)		27,686	(2,022,685)	—	62,584,189
Other assets	144,927,016	19,287,525	(8,112,571)		80,734	(5,866,897)	—	150,315,807
Construction in process and advances plant suppliers (1)	49,719,884	66,383,381	(41,279,573)		34,705	(737,023)	—	74,121,374
Spare parts for operation of the network	28,283,048	27,013,148	(27,979,816)		3,576	(728,358)	—	26,591,598

Total	1,256,341,372	193,815,932	(99,444,894)		746,007	(48,179,503)	—	1,303,278,914

Accumulated depreciation
Network in operation and equipment	495,887,086	—	(21,214,724)		—	(32,860,339)	110,533,486	552,345,509
Buildings	10,481,322	—	(1,568,542)		—	(940,054)	2,682,559	10,655,285
Other assets	48,459,697	—	(4,572,509)		—	(2,251,958)	21,724,299	63,359,529
Spare parts for operation of the network	323,201	—	(9,205)		—	(4,339)	265,736	575,393

Total	Ps. 555,151,306	Ps. —	Ps. (27,364,980)	Ps.	—	Ps.(36,056,690)	Ps. 135,206,080	Ps. 626,935,716

Net Cost	Ps. 701,190,066	Ps. 193,815,932	Ps. (72,079,914)	Ps.	746,007	Ps. (12,122,813)	Ps. (135,206,080)	Ps. 676,343,198

	At December 31, 2017	Additions	Retirements	Business combinations	Effect of translation of foreign subsidiaries and hyperinflation adjustment	Depreciation for the year	At December 31, 2018
Cost
Network in operation and equipment	Ps. 989,665,946	Ps. 68,900,443	Ps. (1,610,246)	Ps. 128,246	Ps. (87,888,453)	—	Ps. 969,195,936
Land and buildings	62,584,189	4,429,433	(3,987,671)	8,874	(5,904,499)	—	57,130,326
Other assets	150,315,807	25,268,252	(13,377,798)	2,578	(12,399,702)	—	149,809,137
Construction in process and advances plant suppliers (1)	74,121,374	92,285,397	(76,978,798)	1,379	(8,336,823)	—	81,092,529
Spare parts for operation of the network	26,591,598	49,380,349	(44,626,488)	1,939	(2,902,869)	—	28,444,529

Total	1,303,278,914	240,263,874	(140,581,001)	143,016	(117,432,346)	—	1,285,672,457

Accumulated depreciation
Network in operation and equipment	552,345,509	—	(28,712,096)	—	(67,907,227)	104,279,361	560,005,547
Buildings	10,655,285	—	(2,311,442)	—	(2,157,996)	2,625,102	8,810,949
Other assets	63,359,529	—	(2,418,837)	—	(6,579,983)	22,172,785	76,533,494
Spare parts for operation of the network	575,393	—	(160,696)	—	(131,429)	38,479	321,747

Total	Ps. 626,935,716	Ps. —	Ps. (33,603,071)	Ps. —	Ps. (76,776,635)	Ps. 129,115,727	Ps. 645,671,737

Net Cost	Ps. 676,343,198	Ps.240,263,874	Ps. (106,977,930)	Ps. 143,016	Ps. (40,655,711)	Ps. (129,115,727)	Ps. 640,000,720

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of plant and equipment under construction.

b) At December 31, 2017 and 2018, property, plant and equipment include the following assets under capital leases:

	2017	2018
Assets under capital leases	Ps. 8,116,532	Ps.7,770,681
Accumulated depreciation	(3,475,014)	(3,530,241)

	Ps. 4,641,518	Ps. 4,240,440

c) At December 31, 2018 and 2017, Claro Brasil has land and buildings and other equipment that are pledged in guarantee of legal proceedings in the amount of Ps.3,166,882 and Ps. 3,521,082, respectively.

d) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2016	2017	2018
Amount invested in the acquisition of qualifying assets	Ps. 52,974,400	Ps. 49,642,370	Ps. 45,456,630
Capitalized interest	2,861,307	2,875,034	2,020,288
Capitalization rate	5.4%	5.8%	4.4%

Capitalized interest is being amortized over a period of estimated useful life of the related assets.

e) On October 20, 2017, our subsidiary Star One signed a contract with SSL — Space Systems Loral for construction of the Star One D2 satellite, which will be equipped with transponders 52 in the C and Ku bands, 20 Gbps of capacity in Band Ka and a certain capacity in X-band. The cost of this Project is estimated to be approximately Ps. 6,391,104 (US$ 323,000) and the launch will take place at the end of 2019. At December 31, 2018 and 2017 the amount recorded in Construction in progress amounts to Ps. 2,896,399 (R$551,528) and Ps. 916,240 (R$153,179), respectively.

11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2016, 2017 and 2018 is as follows:

	For the year ended December 31, 2016
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	175,295,775	Ps.	9,129,949	Ps.	360,144	Ps.	1,269,478	Ps.	—	Ps.	56,684,016	Ps.	242,739,362
Accumulated amortization		(84,846,524)		—		—		—		(10,255,271)		(31,606,303)		(126,708,098)

Net		90,449,251		9,129,949		360,144		1,269,478		(10,255,271)		25,077,713		116,031,264

Trademarks		22,824,013		—		101,655		(13,820)		—		4,877,302		27,789,150
Accumulated amortization		(11,523,707)		—		—		—		(330,576)		(3,367,974)		(15,222,257)

Net		11,300,306		—		101,655		(13,820)		(330,576)		1,509,328		12,566,893

Customer relationships		18,394,407		—		1,904,503		—		—		5,946,598		26,245,508
Accumulated amortization		(3,962,875)		—		—		—		(3,231,518)		(5,240,681)		(12,435,074)

Net		14,431,532		—		1,904,503		—		(3,231,518)		705,917		13,810,434

Software licenses		8,782,768		3,854,066		26,871		(829,680)		—		1,040,771		12,874,796
Accumulated amortization		(2,424,598)		(41,185)		(8,367)		829,680		(3,469,461)		(9,809)		(5,123,740)

Net		6,358,170		3,812,881		18,504		—		(3,469,461)		1,030,962		7,751,056

Content rights		2,634,527		2,242,556		—		(217,057)		—		216,272		4,876,298
Accumulated amortization		(428,746)		—		—		(1,612)		(2,236,141)		—		(2,666,499)

Net		2,205,781		2,242,556		—		(218,669)		(2,236,141)		216,272		2,209,799

Total of intangibles, net	Ps.	124,745,040	Ps.	15,185,386	Ps.	2,384,806	Ps.	1,036,989	Ps.	(19,522,967)	Ps.	28,540,192	Ps.	152,369,446

Goodwill (Note 12)	Ps.	137,113,716	Ps.	—	Ps.	3,953,023	Ps.	(356,832)	Ps.	—	Ps.	11,922,728	Ps.	152,632,635

	For the year ended December 31, 2017
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	242,739,362	Ps.	12,347,051	Ps.	53,923	Ps.	(1,037,458)	Ps.	—	Ps.	(6,689,054)	Ps.	247,413,824
Accumulated amortization		(126,708,098)		—		—		244,564		(11,879,489)		4,233,585		(134,109,438)

Net		116,031,264		12,347,051		53,923		(792,894)		(11,879,489)		(2,455,469)		113,304,386

Trademarks		27,789,150		127,823		82,868		(29,804)		—		809,175		28,779,212
Accumulated amortization		(15,222,257)		—		—		34,464		(3,179,461)		(474,151)		(18,841,405)

Net		12,566,893		127,823		82,868		4,660		(3,179,461)		335,024		9,937,807

Customer relationships		26,245,508		—		512,667		(882,338)		—		1,109,877		26,985,714
Accumulated amortization		(12,435,074)		—		—		882,338		(3,769,777)		(806,982)		(16,129,495)

Net		13,810,434		—		512,667		—		(3,769,777)		302,895		10,856,219

Software licenses		12,874,796		3,351,200		—		(1,698,118)		—		527,720		15,055,598
Accumulated amortization		(5,123,740)		—		—		1,212,669		(3,699,363)		(204,727)		(7,815,161)

Net		7,751,056		3,351,200		—		(485,449)		(3,699,363)		322,993		7,240,437

Content rights		4,876,298		2,099,084		—		(63,137)		—		(194,803)		6,717,442
Accumulated amortization		(2,666,499)		—		—		(195,658)		(1,820,092)		165,584		(4,516,665)

Net		2,209,799		2,099,084		—		(258,795)		(1,820,092)		(29,219)		2,200,777

Total of intangibles, net	Ps.	152,369,446	Ps.	17,925,158	Ps.	649,458	Ps.	(1,532,478)	Ps.	(24,348,182)	Ps.	(1,523,776)	Ps.	143,539,626

Goodwill (Note 12)	Ps.	152,632,635	Ps.	—	Ps.	951,348	Ps.	(134,525)	Ps.	—	Ps.	(1,986,226)	Ps.	151,463,232

	For the year ended December 31, 2018
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	247,413,824	Ps.	4,227,244		—	Ps.	1,508,274		—	Ps.	(19,670,368)	Ps.	233,478,974
Accumulated amortization		(134,109,438)		—		—		(1,005,877)		(11,347,089)		16,281,825		(130,180,579)

Net		113,304,386		4,227,244				502,397		(11,347,089)		(3,388,543)		103,298,395

Trademarks		28,779,212		159,958		6,631		—				(738,635)		28,207,166
Accumulated amortization		(18,841,405)		—		—		—		(4,973,602)		275,046		(23,539,961)

Net		9,937,807		159,958		6,631		—		(4,973,602)		(463,589)		4,667,205

Customer relationships		26,985,714		74,637		15,556		—				(1,532,839)		25,543,068
Accumulated amortization		(16,129,495)						—		(3,754,312)		1,122,270		(18,761,537)

Net		10,856,219		74,637		15,556		—		(3,754,312)		(410,569)		6,781,531

Software licenses		15,055,598		2,004,550		3,006		(905,610)		—		(1,848,286)		14,309,258
Accumulated amortization		(7,815,161)		—				2,677,848		(3,491,629)		924,139		(7,704,803)

Net		7,240,437		2,004,550		3,006		1,772,238		(3,491,629)		(924,147)		6,604,455

Content rights		6,717,442		850,779		—		—		—		(18,512)		7,549,709
Accumulated amortization		(4,516,665)		—		—		—		(2,231,978)		(14,949)		(6,763,592)

Net		2,200,777		850,779		—		—		(2,231,978)		(33,461)		786,117

Total of intangibles, net	Ps.	143,539,626	Ps.	7,317,168	Ps.	25,193	Ps.	2,274,635	Ps.	(25,798,610)	Ps.	(5,220,309)	Ps.	122,137,703

Goodwill	Ps.	151,463,232	Ps.	1,455	Ps.	333,284	Ps.	(1,094,861)		—	Ps.	(5,136,613)	Ps.	145,566,497

b) The aggregate carrying amount of goodwill is allocated as follows:

	2017	2018
Europe (7 countries)	Ps. 53,143,542	Ps. 53,066,729
Brazil (Fixed, wireless and TV)	24,708,740	21,388,124
Puerto Rico	17,463,394	17,463,394
Dominican Republic	14,186,723	14,186,723
Colombia	13,981,033	12,770,381
México	9,852,912	9,856,601
Peru	3,958,110	3,086,981
Chile	2,834,134	2,576,214
El Salvador	2,510,577	2,510,577
Ecuador	2,155,385	2,155,385
Other countries	6,668,682	6,505,388

	Ps. 151,463,232	Ps. 145,566,497

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2016, 2017 and 2018:

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

iii) Additionally, in 2017, the Company acquired other licenses in Chile, Europe, Uruguay and others countries in the amount of Ps. 2,532,088.

2018 Acquisitions

i. In December, Dominican Republic acquired radio spectrum totaling Ps 709,829 (RD$ 1,831,427) with a useful life of 11 years.

ii. Additionally, in 2018, the Company acquired other licenses in Paraguay, Puerto Rico, Europe, Argentina, Chile and others countries in the amount of Ps. 3,517,415.

Amortization of intangibles for the years ended December 31, 2016, 2017 and 2018 amounted to Ps. 19,522,968, Ps. 24,348,182and Ps. 25,798,610 respectively.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

12. Business combinations, acquisitions, sale and non-controlling interest

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2016 and 2017:

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

c) In May 2016, the Company through his subsidiary, América Móvil Perú, S.A.C. acquired 100% of the capital stock of Olo del Perú S.A.C. (“Olo”), and TVS Wireless S.A.C. (“TVS”). Olo and TVS provide telecommunications services throughout Peru and hold radio spectrum in the 2.5 GHz band. The transaction was conditioned to the obtention of the approval of the Peruvian regulator, such approval was finally obtained in December 2016. The amount of the transaction was Ps. 1,854,379 (US$. 102,343) net of acquired cash. In May 2016 the Company paid Ps. 152,214 (US$ 7,554) and in January 2017, after the approval, Ps. 2,079,095 (US$ 94,789). The goodwill recognized amounted to Ps. 1,454,333 in December 2016, Ps. 188,452 in December 2017 and Ps. 329,366 in December 2018.

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

Acquisitions 2017

a) In February 2017, Telekom Austria Group acquired 97.68% of Metronet telekomunikacije through its Croatian subsidiary Vipnet. Metronet is one of the leading alternative fixed business solutions providers in Croatia. The fair values of the assets acquired and liabilities assumed at the acquisition date are reported in the Europe segment. The amount paid for the business acquisition was Ps. 1,550,534, net of acquired cash. The goodwill recognized amounted to Ps. 502,574.

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

b) Consolidated subsidiaries with non-controlling interests

The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2017 and 2018 of TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the statements of financial position

	December 31,
	2017		2018
Assets:
Current assets	Ps.	29,128,486	Ps.	29,854,542
Non-current assets		150,225,260		131,407,408

Total assets	Ps.	179,353,746	Ps.	161,261,950

Liabilities and equity:
Current liabilities	Ps.	30,192,384	Ps.	36,822,034
Non-current liabilities		89,048,150		80,023,800

Total liabilities		119,240,534		116,845,834
Equity attributable to equity holders of the parent		25,808,318		22,621,625
Non-controlling interest (1)		34,304,894		21,794,491

Total equity	Ps.	60,113,212	Ps.	44,416,116

Total liabilities and equity	Ps.	179,353,746	Ps.	161,261,950

(1)	In 2017 this amount includes Ps. 14,942,886 for the subordinated perpetual fixed rate bond (see Note 19).

Summarized statements of comprehensive income

	For the year ended December 31,
	2016		2017		2018
Operating revenues	Ps.	85,185,177	Ps.	93,644,173	Ps.	100,716,444
Operating costs and expenses		81,590,233		86,920,692		95,984,880

Operating income	Ps.	3,594,944	Ps.	6,723,481	Ps.	4,731,564

Net income	Ps.	7,065,770	Ps.	5,656,132	Ps.	3,809,694

Total comprehensive income	Ps.	8,450,837	Ps.	7,737,797	Ps.	5,047,838

Net income attributable to:
Equity holders of the parent	Ps.	3,241,556	Ps.	2,884,627	Ps.	1,942,944
Non-controlling interest		3,824,214		2,771,505		1,866,750

	Ps.	7,065,770	Ps.	5,656,132	Ps.	3,809,694

Comprehensive income attributable to:
Equity holders of the parent	Ps.	4,311,801	Ps.	3,978,263	Ps.	2,574,397
Non-controlling interest		4,139,036		3,759,534		2,473,441

	Ps.	8,450,837	Ps.	7,737,797	Ps.	5,047,838

13. Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2016, 2017 and 2018 is as follows:

	2016		2017		2018
In Mexico:
Current year income tax	Ps.	14,316,005	Ps.	16,568,274	Ps.	28,572,414
Deferred income tax		(12,086,232)		2,582,287		(2,688,727)
Foreign:
Current year income tax		15,367,903		13,524,729		19,898,728
Deferred income tax		(6,198,820)		(7,733,779)		694,664

	Ps.	11,398,856	Ps.	24,941,511	Ps.	46,477,079

Deferred tax related to items recognized in OCI during the year:

	For the years ended December 31,
	2016		2017		2018
Remeasurement of defined benefit plans	Ps.	(7,734,732)	Ps.	3,032,403	Ps.	408,735
Effect of financial instruments acquired for hedging purposes		(21,046)		(5,337)
Equity investments at fair value		2,858,452		(266,753)		1,613,667
Other		136,879		—		(8,922)

Deferred tax benefit (expense) recognized in OCI	Ps.	(4,760,447)	Ps.	2,760,313	Ps.	2,013,480

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2016		2017		2018
Statutory income tax rate in Mexico	30.0%		30.0%		30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	15.9%		17.8%		7.3%
Derivatives	8.0%		1.0%		0.4%
Employee benefits	4.4%		2.2%		1.3%
Other	9.8%		2.6%		6.3%

Effective tax rate on Mexican operations	68.1%		53.6%		45.3%
Use of unrecognized tax credits in Brazil	(0.6%	)	(0.4%	)	—
Equity interest in net loss of associated companies	(0.2%	)	—		—
Dividends received from associates	(7.9%	)	(1.2%	)	(0.8%	)
Foreign subsidiaries and other non-deductible items, net	(10.8%	)	(8.3%	)	1.5%

Effective tax rate	48.6%		43.7%		46.0%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2017	2018	2016	2017	2018
Provisions	Ps.26,268,666	Ps.20,781,421	Ps.1,622,132	Ps.1,579,604	Ps.1,841,705
Deferred revenues	7,461,802	6,866,120	(12,128)	(965,010)	3,632,051
Tax losses carry forward	38,332,408	27,881,491	12,706,245	(323,506)	(5,833,660)
Property, plant and equipment (1)	(9,929,129)	(11,756,590)	2,445,783	1,974,753	453,493
Inventories	2,003,049	2,106,976	(229,571)	519,046	81,270
Licenses and rights of use (1)	(2,455,877)	(3,896,788)	54,182	348,201	961,402
Employee benefits	33,253,071	33,673,874	3,616,952	1,225,310	1,128,209
Other	9,639,995	10,956,823	(1,918,543)	793,094	(270,407)

Net deferred tax assets	Ps.104,573,985	Ps.86,613,327

Deferred tax expense in net profit for the year			Ps.18,285,052	Ps.5,151,492	Ps.1,994,063

(1)	As of December 31, 2018, the balance included the effects of hyperinflation.

Reconciliation of deferred tax assets and liabilities, net:

	2016		2017		2018
Opening balance as of January 1,	Ps.	69,817,147	Ps.	98,589,818	Ps.	104,573,985
Deferred tax benefit		18,285,052		5,151,492		1,994,063
Translation effect		15,273,228		(1,687,276)		(8,854,010)
Deferred tax benefit (expense) recognized in OCI		(4,760,447)		2,760,313		2,013,480
Deferred taxes acquired in business combinations		(25,162)		(240,362)		(25,827)
Hyperinflationary effect in Argentina		—		—		(4,907,151)
Effect of adoption of IFRS 9 (Note 2ai)		—		—		544,628
Effect of adoption of IFRS 15 (Note 2ai)		—		—		(8,725,841)

Closing balance as of December 31,	Ps.	98,589,818	Ps.	104,573,985	Ps.	86,613,327

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	112,651,699	Ps.	116,571,349	Ps.	111,186,768
Deferred income tax liabilities		(14,061,881)		(11,997,364)		(24,573,441)

	Ps.	98,589,818	Ps.	104,573,985	Ps.	86,613,327

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

At December 31, 2017 and 2018, the balance of the contributed capital account (“CUCA”) is Ps. 510,832,194 and Ps. 536,278,717, respectively. On January 1, 2014, the Cuenta de Utilidad Fiscal Neta (“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 225,105,342 and Ps. 276,185,284 as of December 31, 2017 and 2018, respectively.

Corporate tax rate

The income tax rate applicable in Mexico from 2016 through 2018 was 30%.

ii)	Significant foreign income tax matters

a)	Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The combined income before taxes and the combined provision for taxes of such subsidiaries in 2016, 2017 and 2018 are as follows:

	2016		2017		2018
Combined income before taxes	Ps.	45,697,258	Ps.	38,286,046	Ps.	66,314,883
Combined tax provision differences not deducible-not cumulative in the foreign subsidiaries	Ps.	9,169,083	Ps.	5,790,950	Ps.	20,593,392

The effective income tax rate for the Company’s foreign jurisdictions was 20% in 2016, 15% in 2017 and 31% in 2018 as shown in the table above. The statutory tax rates in these jurisdictions vary, although many approximate 21% to 40%. The primary difference between the statutory rates and the effective rates in 2016, 2017 and 2018 was attributable to dividends received from KPN and other non-deductible items and non-taxable income.

iii)	Tax losses

a) At December 31, 2018, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2018	Tax loss carryforward benefit
Brazil	Ps. 59,695,441	Ps. 20,296,450
Austria	20,128,833	5,032,208
Mexico	6,043,603	1,813,081
Colombia	2,239,486	739,030
Nicaragua	2,403	722

Total	Ps. 88,109,766	Ps. 27,881,491

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps. 59,695,441 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2018. In Brazil there is no expiration of the NOL’s. However, the NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire. Positive evidence includes the Company’s recent restructure in 2017 of its operations in Brazil, resulting in an organizational structure that is anticipated to be more efficient and profitable and generated taxable income in 2018.

bii) The Company has accumulated Ps. 20,128,833 in NOL’s in Austria as of December 31, 2018. In Austria, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.

biii) The Company has accumulated $ 6,043,603 of tax losses in Mexico. The Mexican Tax Law establishes an optional regime for group companies called: Of the Optional Regime for Groups of Companies. For these purposes, the integrating (controlling) company must own more than 80% of the shares with voting rights of the integrated (controlled) companies. In general terms, the Integration regime allows to differ, for each of the companies that make up the group, and for up to three years, or sooner if certain assumptions are made, the whole of the ISR that results from considering the determination of the individual ISR to its charge is the effect derived from recognizing, indirectly, the tax losses incurred by the companies in the group for the year in question.

The company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.

14.	Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2017				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2019	Ps.	14,840,025
	Fixed-rate Senior notes (i)	5.500%	2019		7,467,145
	Fixed-rate Senior notes (i)	5.000%	2020		42,043,077
	Fixed-rate Senior notes (i)	3.125%	2022		31,658,720
	Fixed-rate Senior notes (i)	6.375%	2035		19,417,282
	Fixed-rate Senior notes (i)	6.125%	2037		7,305,744
	Fixed-rate Senior notes (i)	6.125%	2040		39,573,400
	Fixed-rate Senior notes (i)	4.375%	2042		22,754,705

	Subtotal U.S. dollars			Ps.	185,060,098

Mexican pesos
	Domestic Senior notes (i)	8.110%	2018	Ps.	1,750,000
	Domestic Senior notes (i)	8.270%	2018		1,160,110
	Domestic Senior notes (i)	8.600%	2020		7,000,000
	Domestic Senior notes (i)	0.000%	2025		4,409,873
	Domestic Senior notes (i)	8.360%	2037		5,000,000
	Fixed-rate Senior notes (i)	6.000%	2019		10,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700

	Subtotal Mexican pesos			Ps.	70,691,683

Euros
	Fixed-rate Senior notes (i)	1.000%	2018	Ps.	14,252,360
	Fixed-rate Senior notes (i)	4.125%	2019		23,753,933
	Exchangeable Bonds (i)	0.000%	2020		67,504,878
	Fixed-rate Senior notes (i)	3.000%	2021		23,753,933
	Fixed-rate Senior notes (i)	3.125%	2021		18,727,775
	Fixed-rate Senior notes (i)	4.000%	2022		19,333,685
	Fixed-rate Senior notes (i)	4.750%	2022		17,815,450
	Fixed-rate Senior notes (i)	3.500%	2023		7,594,262
	Fixed-rate Senior notes (i)	3.259%	2023		17,815,450
	Fixed-rate Senior notes (i)	1.500%	2024		20,190,843
	Fixed-rate Senior notes (i)	1.500%	2026		17,815,450
	Fixed-rate Senior notes (i)	2.125%	2028		15,440,057

	Subtotal Euros			Ps.	263,998,076

At December 31, 2017				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Pounds sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,368,884
	Fixed-rate Senior notes (i)	5.750%	2030		17,379,549
	Fixed-rate Senior notes (i)	4.948%	2033		8,021,330
	Fixed-rate Senior notes (i)	4.375%	2041		20,053,326

	Subtotal Pounds sterling			Ps.	58,823,089

Swiss francs
	Fixed-rate Senior notes (i)	1.125%	2018	Ps.	11,169,748

	Subtotal Swiss francs			Ps.	11,169,748

Brazilian reais
	Debenture (i)	102.900% of CDI	2020	Ps.	8,972,204
	Promissory Note (i)	102.400% of CDI	2019		5,981,469
	Debenture (i)	103.900% of CDI	2019		5,981,469

	Subtotal Brazilian reais			Ps.	20,935,142

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,282,608

	Subtotal Japanese yen			Ps.	2,282,608

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,312,424

	Subtotal Chilean pesos			Ps.	4,312,424

	Subtotal other currencies			Ps.	6,595,032

Hybrid Notes
Euros
	Euro NC5 Series A Capital Securities (iii)	5.125%	2073	Ps.	21,378,540
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073		13,064,663

	Subtotal Euros			Ps.	34,443,203

Pounds sterling
	GBP NC7 Capital Securities (iii)	6.375%	2073	Ps.	14,705,772

	Subtotal Pounds sterling			Ps.	14,705,772

	Subtotal Hybrid Notes			Ps.	49,148,975

At December 31, 2017				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	L + 0.200% and 1.500% - 7.250%	2018 - 2019	Ps.	14,474,350
Mexican pesos
	Lines of credit (ii)	TIIE + 0.040% - TIIE + 0.175%	2018 - 2019	Ps.	12,500,000
Brazilian reais
	Lines of credit (ii)	107% of CDI - TJLP + 3.500% & 3.000% - 9.500%	2018 -2027	Ps.	4,389,260
Chilean pesos
	Financial Leases	8.700% - 8.970%	2018 - 2027	Ps.	99,446

	Subtotal Lines of Credit and others			Ps.	31,463,056

	Total debt			Ps.	697,884,899

	Less: Short-term debt and current portion of long-term debt			Ps.	51,745,841

	Long-term debt			Ps.	646,139,058

At December 31, 2018				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2019	Ps.	14,762,175
	Fixed-rate Senior notes (i)	5.500%	2019		7,427,972
	Fixed-rate Senior notes (i)	5.000%	2020		41,822,521
	Fixed-rate Senior notes (i)	3.125%	2022		31,492,640
	Fixed-rate Senior notes (i)	6.375%	2035		19,315,420
	Fixed-rate Senior notes (i)	6.125%	2037		7,267,419
	Fixed-rate Senior notes (i)	6.125%	2040		39,365,800
	Fixed-rate Senior notes (i)	4.375%	2042		22,635,335

	Subtotal U.S. dollars			Ps.	184,089,282

Mexican pesos
	Fixed-rate Senior notes (i)	6.000%	2019	Ps.	10,000,000
	Domestic Senior notes (i)	8.600%	2020		7,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,629,425
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	68,001,125

At December 31, 2018				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Euros
	Fixed-rate Senior notes (i)	4.125%	2019	Ps.	22,558,572
	Exchangeable Bonds (i)	0.000%	2020		64,107,851
	Fixed-rate Senior notes (i)	3.000%	2021		22,558,572
	Fixed-rate Senior notes (i)	3.125%	2021		17,568,739
	Fixed-rate Senior notes (i)	4.000%	2022		18,028,031
	Fixed-rate Senior notes (i)	4.750%	2022		16,918,929
	Fixed-rate Senior notes (i)	3.500%	2023		7,132,481
	Fixed-rate Senior notes (i)	3.259%	2023		16,918,929
	Fixed-rate Senior notes (i)	1.500%	2024		19,174,786
	Fixed-rate Senior notes (i)	1.500%	2026		16,918,929
	Fixed-rate Senior notes (i)	2.125%	2028		14,663,072

	Subtotal Euros			Ps.	236,548,891

Pounds sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,550,801
	Fixed-rate Senior notes (i)	5.750%	2030		16,316,042
	Fixed-rate Senior notes (i)	4.948%	2033		7,530,481
	Fixed-rate Senior notes (i)	4.375%	2041		18,826,202

	Subtotal Pounds sterling			Ps.	55,223,526

Brazilian reais
	Debenture (i)	103.900% of CDI	2019	Ps.	5,079,720
	Promissory notes (i)	102.400% of CDI	2019		5,079,720
	Promissory notes (i)	103.205% of CDI	2019		1,828,699
	Debenture (i)	102.900% of CDI	2020		7,619,580
	Debenture (i)	104.000% of CDI	2021		5,587,692
	Debenture (i)	104.250% of CDI	2021		7,695,776

	Subtotal Brazilian reais			Ps.	32,891,187

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,334,864

	Subtotal Japanese yen			Ps.	2,334,864

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,904,707

	Subtotal Chilean pesos			Ps.	3,904,707

	Subtotal other currencies			Ps.	6,239,571

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	12,407,214

	Subtotal Euros			Ps.	12,407,214

Pounds sterling
	GBP NC7 Capital Securities (iii)	6.375%	2073	Ps.	13,805,881

	Subtotal Pounds sterling			Ps.	13,805,881

	Subtotal Hybrid Notes				26,213,095

At December 31, 2018				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	L + 0.200% and 1.500% - 8.950%	2019 - 2021	Ps.	11,698,885
Mexican pesos
	Lines of credit (ii)	TIIE + 0.175%	2019	Ps.	4,500,000
Euros
	Lines of credit (ii)	-0.100% - 0.000%	2019	Ps.	5,526,850
Brazilian reais
	Lines of credit (ii)	5.000% - 6.000%	2019 - 2027	Ps.	27,009
Peruvian Soles
	Lines of credit (ii)	4.700% - 12.100%	2019	Ps.	7,898,595
Chilean pesos
	Financial Leases	8.700% - 8.970%	2019 - 2027	Ps.	64,437

	Subtotal Lines of Credit and others			Ps.	29,715,776

	Total debt			Ps.	638,922,453

	Less: Short-term debt and current portion of long-term debt			Ps.	96,230,634

	Long-term debt			Ps.	542,691,819

L = LIBOR (London Interbank Offer Rate)

TIIE = Mexican Interbank Rate

EURIBOR = Euro Interbank Offered Rate

CDI = Brazil Interbank Deposit Rate

TJLP = Brazil Long Term Interest Rate

Interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2017, and December 31, 2018 was approximately 4.30% and 4.31%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2017, and December 31, 2018, is as follows:

	2017	2018
Obligations and Senior Notes	Ps. 28,994,496	Ps. 67,365,810
Lines of credit	22,714,383	28,852,364
Financial Leases	36,962	12,460

Total	Ps. 51,745,841	Ps. 96,230,634

Weighted average interest rate	4.0%	5.20%

The Company’s long-term debt maturities as of December 31, 2018 are as follows:

Years	Amount
2020	Ps.	121,184,630
2021		54,189,122
2022		88,027,828
2023 and thereafter		279,290,239

Total	Ps.	542,691,819

(i) Senior Notes

The outstanding Senior Notes at December 31, 2017, and December 31, 2018, are as follows:

Currency*	2017	2018
U.S. dollars	Ps. 185,060,098	Ps. 184,089,282
Mexican pesos	70,691,683	68,001,125
Euros**	263,998,076	236,548,891
Pounds sterling**	58,823,089	55,223,526
Swiss francs	11,169,748	—
Brazilian reais	20,935,142	32,891,187
Japanese yens	2,282,608	2,334,864
Chilean pesos	4,312,424	3,904,707
*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

(ii) Lines of credit

At December 31, 2017, and December 31, 2018, debt under lines of credit aggregated to Ps. $31,364 million and Ps. $29,651 million, respectively.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $2,000 million and the other for U.S. $2,500 million maturing in 2021 and 2019, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2018, these credit facilities were undrawn. Telekom Austria has also an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2019.

(iii) Hybrid Notes

On September 2013, the Company issued three series of Capital Securities (hybrid notes) maturing in 2073: two series denominated in Euros for €1,450 million with a coupon of 5.125% and 6.375% respectively, and one series denominated in pounds sterling in the amount of £550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2018 and 2023, respectively, for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

On September 2018, we exercised the option to call our hybrid bond with a maturity date in 2073 for a total amount of €900 million euros.

KPN

On September 2018, América Móvil delivered 224,695,844 KPN shares, equivalent to 5% of the total outstanding shares, after the maturity of a mandatory conversion bond with a nominal outstanding amount of €750 million Euros.

The transaction represented the sale of those shares at an effective price of €3.3374 euros per share.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2018, the Company was in compliance with all these requirements.

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

“Covenants”

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

At December 31, 2018, the Company was in compliance with all the covenants.

15. Accounts payable, accrued liabilities and asset retirement obligations

a) The components of the caption accounts payable and accrued liabilities are as follows:

	At December 31,
	2017	2018
Suppliers	Ps. 106,483,848	Ps. 118,406,380
Sundry creditors	91,842,929	91,087,197
Interest payable	8,930,561	8,535,519
Guarantee deposits from customers	1,460,286	1,421,336
Dividends payable	3,955,783	2,506,835

Total	Ps. 212,673,407	Ps. 221,957,267

b) The balance of accrued liabilities at December 31, 2017 and 2018 are as follows:

	At December 31,
	2017	2018
Current liabilities
Direct employee benefits payable	Ps. 16,673,627	Ps. 16,152,118
Contingencies	51,079,131	40,281,573

Total	Ps. 67,752,758	Ps. 56,433,691

The movements in contingencies for the years ended December 31, 2017 and 2018 are as follows:

	Balance at December 31, 2016	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2017
					Payments	Reversals
Contingencies	Ps. 50,766,070	Ps. 115,971	Ps. (648,685)	Ps. 10,510,473	Ps. (7,618,520)	Ps. (2,046,178)	Ps. 51,079,131

	Balance at December 31, 2017	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2018
					Payments	Reversals
Contingencies	Ps. 51,079,131	Ps. 7,812	Ps. (5,729,826)	Ps. 15,683,252	Ps. (6,203,329)	Ps. (14,555,467)	Ps. 40,281,573

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 16 c) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2017 and 2018 are as follows:

	Balance at December 31, 2016	Effect of translation	Increase of the year	Applications		Balance at December 31, 2017
				Payments	Reversals
Asset retirement obligations	Ps. 16,288,631	Ps. (119,928)	Ps. 3,160,320	Ps. (126,088)	Ps. (957,806)	Ps. 18,245,129

	Balance at December 31, 2017	Effect of translation	Increase of the year	Applications		Balance at December 31, 2018
				Payments	Reversals
Asset retirement obligations	Ps. 18,245,129	Ps. (2,020,853)	Ps. 1,062,745	Ps. (151,364)	Ps. (1,164,056)	Ps. 15,971,601

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites, and may include labor costs.

16. Commitments and Contingencies

a) Leases

At December 31, 2017 and 2018, the Company has entered into several lease agreements with related parties and third parties for the buildings where its offices are located (as a lessee), as well as with the owners of towers and or premises where the Company has installed radio bases.

An analysis of the minimum rental payments for the next five years is shown below. In some cases, rental amounts are increased each year based on the National Consumer Price Index (INPC).

The Company has the following non-cancelable commitments under finance leases:

Year ended December 31,
2019	Ps.	22,920
2020		13,365
2021		12,068
2022		10,751
2023		9,399
2024 and thereafter		34,011

Total	Ps.	102,514
Less: amounts representing finance charges		23,837

Present value of net minimum lease payments		78,677
Less current portion		14,240

Long-term obligations	Ps.	64,437

An analysis of non-cancellable operating leases is as follows:

Year ended December 31,
2019	Ps.	24,034,366
2020		22,104,366
2021		15,522,020
2022		14,250,332
2023		12,046,800
2024 and thereafter		49,991,937

Total	Ps.	137,949,821

Rent expense for the years ended December 31, 2016, 2017 and 2018 was Ps. 32,300,963, Ps. 35,571,283 and Ps. 34,421,817, respectively.

b) Commitments

The Company and its subsidiaries have commitments that mature on different dates, referring to CAPEX and cell phone purchases.

As of December 31, 2018, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2019	Ps.	88,233,626
2020		68,170,083
2021		55,358,156
2022		13,322,961

Total	Ps.	225,084,826

c) Contingencies

I. MEXICO

Tax Assessment and Fine

In 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”) notified the Company of a Ps. 529,700 tax assessment related to the Company’s tax return for the fiscal year ended December 31, 2005, and reduced the Company’s consolidated tax loss for that year from Ps. 8,556,000 to zero. The Company has challenged this assessment before the Mexican courts and a final resolution is pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this assessment, which it does not consider probable.

In 2012, the SAT notified the Company and its subsidiary Sercotel, S.A. de C.V. (“Sercotel”) of a fine of approximately Ps. 1,400,000 for alleged tax improprieties arising from the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. In 2014, the Company challenged the fine and a final resolution is pending. The Company has not established a provision in the accompanying consolidated financial statements for a loss arising from this fine, which the Company does not consider probable.

Telcel Mobile Termination Rates

The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to the interconnection fees for 2017, 2018 and 2019, Telcel has challenged the applicable resolutions and final resolutions are pending.

Given the fact that the “zero rate” that prevented Telcel from charging interconnection rates in its mobile network was held unconstitutional by the (Suprema Corte de Justicia de la Nación “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018 and 2019. The resolutions setting such rates have been challenged by Telcel and final resolutions are pending.

The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings in Mexico. The Company cannot predict when or how these matters will be resolved or the financial effects of any such resolution.

Class Action Lawsuits

Telcel is subject to two class action lawsuits initiated by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates. The Company cannot assess whether these class action lawsuits could have an adverse effect on the Company’s business and results of operations in the event that they are resolved against Telcel due to the lack of factual and legal claims underlying these proceedings. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for a loss arising from these proceedings.

IFT Proceedings Against Telmex

In 2008, Telmex entered into certain commercial agreements with Dish México Holdings, S. de R.L. de C.V. and related companies (“Dish”), involving billing, collection services, distribution and equipment leasing. In addition, Telmex had an option to purchase shares representing 51% of the capital stock of Dish México, S. de R.L. de C.V. (“Dish México”). In 2014, Telmex waived its rights under the option.

In 2015, the IFT imposed a fine of Ps. 14,414 on Telmex on the grounds that the IFT was not notified of an alleged merger (concentración) between Telmex and Dish in 2008. Telmex filed an appeal for relief (amparo) and a final resolution is pending.

In 2015, in relation with some Dish operations, the IFT initiated several proceedings in order to determine potential violations of (i) Telmex’s concession, with respect to an alleged indirect exploitation of a public television services concession, which in 2019, the appeal for relief was granted by a competent court (Tribunal Colegiado); the Company cannot predict the outcome of such proceedings, and (ii) certain provisions of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión) regarding the cost-free rule of re-transmission of television broadcast signals (commonly known as “must offer”), through other operators. In 2018, the IFT absolved Telmex and Dish from any responsibility in connection with the sanction procedure initiated by the IFT for the alleged violation of item (ii) above.

In 2018, the IFT imposed a fine of Ps. 2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for link services. Telmex challenged this fine and a final resolution is pending.

II. BRAZIL

a. Tax Matters

ICMS

As of December 31, 2018, the Company’s Brazilian subsidiaries Claro Brasil, Primesys Soluções Empresariais S.A. (“Primesys”), Telmex Do Brasil Ltda. (“TdB”), Americel S.A. (“Americel”), Brasil Telecomunicações S.A.

(“BrTel”) and TVSAT Telecomunicações S.A. (“TV SAT”), had aggregate tax contingencies related to value-added tax (“ICMS”) of approximately Ps. 55,455,306 (R$ 10,917,000). As of December 31, 2018, the Company has established a provision of Ps. 3,362,775 (R$ 662,000) in the accompanying consolidated financial statements for the losses arising from these contingencies which the Company considers probable. Such ICMS contingencies include the following tax assessments which the Company does not consider probable and therefore, has not established a provision in the accompanying consolidated financial statements:

•

Tax assessments against Star One, S.A. (currently Claro Brasil as surviving entity of merger) in the amount of Ps. 21,167,194 (R$ 4,167,000) based on allegations that the provision of satellite capacity is subject to ICMS. The Company is contesting these tax assessments in separate proceedings at different litigation stages and has obtained favorable judicial decisions in two proceedings.

•	Tax assessments against Claro Brasil and Americel in the amount of Ps. 5,861,997 (R$ 1,154,000), due to a decision that held certain benefits granted by the Brazilian states unconstitutional.

•	Tax assessment against Primesys in the amount of Ps. 3,916,464 (R$ 771,000), related to ICMS over certain activities not deemed to be part of data communication services.

CSLL/IRPJ

As of December 31, 2018 Claro Brasil, Americel, BrTel, and TV SAT had aggregate tax contingencies related to Social Contribution on Net income (“CSLL”) and Corporate Income Tax (“IRPJ”) in the amount of Ps. 17,779,021 (R$ 3,500,000). As of December 31, 2018, the Company has established a provision of Ps. 4,835,894 (R$ 952,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

The aforementioned CSLL/IRPJ contingencies include a tax assessment against Claro Brasil in the amount of Ps. 10,906,159 (R$ 2,147,000) alleging the undue amortization of goodwill amounts between 2009 and 2012, and charging CSLL, IRPJ and penalties due to the late payment of taxes. Claro Brasil has challenged this assessment at the administrative level and a final resolution is pending. The Company has established a provision of Ps. 558,769 (R$ 110,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

PIS/COFINS

As of December 31, 2018, Claro Brasil, Americel, TdB, Primesys and Brasil Center Comunicações Ltda. (“Brasil Center”) had aggregate tax assessments related to Social Integration Program (“PIS”) and Contribution for Social Security Financing (“COFINS”) in the amount of Ps. 16,488,772 (R$ 3,246,000). As of December 31, 2018, the Company has established a provision of Ps. 5,861,997 (R$ 1,154,000) in the accompanying consolidated financial statements for the losses arising from the PIS/COFINS assessments, which the Company considers probable. With respect to such PIS/COFINS assessments:

•

Claro Brasil and Americel have commenced lawsuits against the Brazilian Federal Revenue Service seeking a ruling on constitutional grounds to exclude interconnection fees from the base used to calculate PIS and COFINS tax obligations. Pending a final resolution and pursuant to applicable Brazilian procedure, the companies have paid the tax based on their position in the lawsuits and have established a provision for the disputed amounts. As of December 31, 2018, the total amount in dispute was approximately Ps. 5,221,952 (R$ 1,028,000).

•

Tax assessments against Claro Brasil and Americel related to the offset of PIS and COFINS credits recorded in the noncumulative method in an amount of Ps. 8,183,429 (approximately R$ 1,611,000) as of December 31, 2018. The Company has not established a provision in the accompanying consolidated financial statements to cover the losses arising from this contingency, which the Company does not consider probable.

As of September 30, 2018, based on a favorable decision from the Brazilian Supreme Court concerning the exclusion of ICMS from PIS and COFINS, the Company reverted the provision of Ps. 13,034,562 (R$2,566,000).

FUST/FUNTTEL

Anatel has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, BrTel and TVSAT in an aggregate amount of Ps. 14,223,217 (R$ 2,800,000) mainly based on an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate its Fund for Universal Telecommunication Services (“FUST”) obligations. The companies are contesting these assessments. As of December 31, 2018, the Company has established a provision of Ps. 1,706,786 (R$ 336,000) in the accompanying consolidated financial statements to cover the losses arising from these assessments, which the Company considers probable.

In addition, the Brazilian Ministry of Communications (Ministério das Comunicações) has initiated administrative proceedings against Claro Brasil, Americel, Primesys, TdB, BrTel and TVSAT totaling an amount of Ps. 5,115,278 (R$ 1,007,000) as of December 31, 2018, due to an alleged underpayment of their obligations to the telecommunications Technology Development Fund (“FUNTTEL”). The companies have challenged these assessments and a final resolution is pending. As of December 31, 2018, the Company has established a provision of Ps. 5,080 (R$ 1,000) in the accompanying consolidated financial statements to cover the losses arising from these assessments, which the Company considers probable.

ISS

The Municipal Revenue Services have issued tax assessments against Claro Brasil, Brasil Center and Primesys, totaling an aggregate amount of approximately Ps. 3,637,080 (R$ 716,000) due to the alleged nonpayment of Brazilian Services tax (“ISS”) over several telecommunication services, including Pay TV services, considered as taxable for ISS by these authorities. The companies have challenged the tax assessments on the grounds that the services cited are not subject to ISS tax and a final resolution is pending. As of December 31, 2018, the Company has established a provision of Ps. 25,399 (R$ 5,000) in the accompanying financial statements for the losses arising from these assessments, which the Company considers probable.

TFI

As of December 31, 2018, Anatel fined Claro Brasil and Americel a total of Ps. 13,207,273 (R$ 2,600,000), for an unpaid installation inspection fee (Taxa de Fiscalização de Instalação, or “TFI”) allegedly due for the renovation of radio base stations. Claro Brasil and Americel have challenged the fine, arguing that there was no new equipment installation that could lead to this charge, and a final resolution is pending. The Company has not established a provision in the accompanying consolidated financial statements to cover losses arising from these proceedings, which the Company does not consider probable.

Other Tax Contingencies

There are other several tax contingencies involving Claro Brasil, Americel, TdB and Primesys in an aggregate amount of Ps. 12,394,517 (R$ 2,440,000) related to a variety of taxes and government programs. As of December 31, 2018, the Company has established a provision of Ps. 1,117,538 (R$ 220,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

b. Regulatory Matters

Inflation-Related Adjustments

Anatel has challenged the calculation of inflation-related adjustments due under the concession agreements with Tess S.A. (“Tess”), and Algar Telecom Leste S.A. (“ATL”), two of the Company’s subsidiaries that were previously merged into Claro Brasil. Anatel rejected Tess and ATL’s calculation of the inflation-related adjustments applicable to 60% of the concessions price (which was due in three equal annual installments, subject to inflation-related adjustments and interest), claiming that the companies’ calculation of the inflation-related adjustments resulted in a shortfall of the installment payments. The companies have filed declaratory and consignment actions seeking the resolution of the disputes and have obtained injunctions from a federal appeals court suspending payment until the pending appeals are resolved.

The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2018, Anatel calculated the monetary correction in a total amount of Ps. 19,302,937 (R$ 3,800,000). As of December 31, 2018, the Company has established a provision of Ps. 3,419,668 (R$ 673,200) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

III. ECUADOR

In 2014, following a regulatory claim filed in 2012 by state-owned operator Corporación Nacional de Telecomunicaciones (“CNT”), the Superintendency of Control of Market Power (Superintendencia de Control del Poder del Mercado, or “SCPM”), imposed a fine of Ps.2,724,113 (US$138,400), on Conecel for alleged monopolistic practices. CNT alleged that Conecel had exclusive rights to deploy its network in five locations and thereby prevented CNT from deploying its own network in the same locations. Conecel challenged the fine before the Administrative Dispute Tribunal (Tribunal de lo Contencioso Administrativo), denying any wrongdoing and contends that CNT had other alternative sites in the same locations where it could have deployed its network.

In 2018, the Administrative Dispute Tribunal (Tribunal de lo Contencioso Administrativo), issued a ruling in favor of Conecel, declaring the fine null and void. The SCPM filed an appeal before the National Court of Justice and the appeal was declared inadmissible by such Court on March 14, 2019; nevertheless, this decision may not be final.

17. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2017		2018
Liability:
Mexico	Ps.	84,821,197	Ps.	85,517,190
Puerto Rico		13,962,128		13,986,596
Europe		14,833,840		12,705,926
Brazil		6,276,780		5,666,694
Ecuador		403,194		448,608

Total		Ps. 120,297,139	Ps.	118,325,014

	For the year ended December 31,
	2016		2017		2018
Net period cost (benefit)
Mexico	Ps.	12,281,154	Ps.	11,586,065	Ps.	12,046,208
Puerto Rico		1,058,131		776,238		686,067
Europe		226,447		385,689		619,039
Brazil		633,159		735,855		579,432
Ecuador		41,380		152,335		58,354

Total	Ps.	14,240,271	Ps.	13,636,182	Ps.	13,989,100

a) Defined benefit plan

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2017								2018
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability		DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Mexico	Ps.	266,304,948	Ps.	(182,539,376)	Ps.	—	Ps.	83,765,572	Ps.	247,997,060	Ps.	(163,404,418)	Ps.	—	Ps.	84,592,642
Puerto Rico		38,711,695		(24,749,567)		—		13,962,128		35,220,889		(21,234,293)		—		13,986,596
Brazil		19,369,664		(20,399,661)		6,519,560		5,489,563		18,795,315		(19,032,411)		5,087,543		4,850,447
Europe		4,554,912		—		—		4,554,912		4,477,042		—		—		4,477,042

Total	Ps.	328,941,219	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,772,175	Ps.	306,490,306	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	107,906,727

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2016, 2017 and 2018:

	At December 31, 2016
	DBO		Plan Assets		Effect of asset celling		Net employee benefit
Balance at the beginning of the year	Ps.	314,049,729	Ps.	(212,234,440)	Ps.	4,823,147	Ps.	106,638,436
Current service cost		4,606,856						4,606,856
Interest cost on projected benefit obligation		27,275,363						27,275,363
Expected return on plan assets				(18,972,042)				(18,972,042)
Changes in the asset ceiling during the period and others						875,192		875,192
Past service costs and other				165,851				165,851
Actuarial gain for changes in experience		(28,867)						(28,867)
Actuarial loss from changes in financial assumptions		7,784						7,784

Net period cost	Ps.	31,861,136	Ps.	(18,806,191)	Ps.	875,192	Ps.	13,930,137
Actuarial gain for changes in experience		(20,976,837)						(20,976,837)
Actuarial loss from changes in demographic assumptions		397,985						397,985
Actuarial loss from changes in financial assumptions		1,718,189						1,718,189
Changes in the asset ceiling during the period and others						(754,535)		(754,535)
Return on plan assets greater than discount rate				(4,724,041)				(4,724,041)

Recognized in other comprehensive income	Ps.	(18,860,663)	Ps.	(4,724,041)	Ps.	(754,535)	Ps.	(24,339,239)
Contributions made by plan participants		255,760		(255,760)				—
Contributions to the pension plan made by the Company				(2,756,519)				(2,756,519)
Benefits paid		(25,694,301)		25,517,599				(176,702)
Payments to employees		(525,612)						(525,612)
Effect of translation		12,196,546		(9,086,269)		2,139,414		5,249,691

Others	Ps.	(13,767,607)	Ps.	13,419,051	Ps.	2,139,414	Ps.	1,790,858
Balance at the end of the year		313,282,595		(222,345,621)		7,083,218		98,020,192
Less short-term portion		(152,448)						(152,448)

Non-current obligation	Ps.	313,130,147	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	97,867,744

	At December 31, 2017
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	313,282,595	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	98,020,192
Current service cost		4,285,693						4,285,693
Interest cost on projected benefit obligation		28,922,385						28,922,385
Expected return on plan assets				(20,916,104)				(20,916,104)
Changes in the asset ceiling during the period and others						716,330		716,330
Past service costs and other				53,032				53,032
Actuarial gain for changes in experience		(35,145)						(35,145)
Actuarial gain from changes in demographic assumptions		(85)						(85)
Actuarial gain from changes in financial assumptions		(4,294)						(4,294)

Net period cost	Ps.	33,168,554	Ps.	(20,863,072)	Ps.	716,330	Ps.	13,021,812
Actuarial loss for changes in experience		11,671,860						11,671,860
Actuarial gain from changes in demographic assumptions		(381,172)						(381,172)
Actuarial loss from changes in financial assumptions		2,438,078						2,438,078
Changes in the asset ceiling during the period and others						(856,188)		(856,188)
Return on plan assets greater than discount rate				(2,483,430)				(2,483,430)

Recognized in other comprehensive income	Ps.	13,728,766	Ps.	(2,483,430)	Ps.	(856,188)	Ps.	10,389,148
Contributions made by plan participants		198,713		(198,713)				—
Contributions to the pension plan made by the Company				(2,697,621)				(2,697,621)
Benefits paid		(18,841,754)		18,841,754				—
Payments to employees		(9,843,743)						(9,843,743)
Effect of translation		(2,579,506)		2,058,099		(423,800)		(945,207)

Others	Ps.	(31,066,290)	Ps.	18,003,519	Ps.	(423,800)	Ps.	(13,486,571)
Balance at the end of the year		329,113,625		(227,688,604)		6,519,560		107,944,581
Less short-term portion		(172,406)						(172,406)

Non-current obligation	Ps.	328,941,219	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,772,175

	At December 31, 2018
	DBO		Plan Assests		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	329,113,625	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,944,581
Current service cost		3,322,813						3,322,813
Interest cost on projected benefit obligation		30,185,257						30,185,257
Expected return on plan assets				(20,804,104)				(20,804,104)
Changes in the asset ceiling during the period and others						587,373		587,373
Past service costs and other				157,765				157,765
Actuarial gain for changes in experience		(7,222)						(7,222)
Actuarial loss from changes in demographic assumptions		134,625						134,625
Actuarial gain from changes in financial assumptions		(24,890)						(24,890)

Net period cost	Ps.	33,610,583	Ps.	(20,646,339)	Ps.	587,373	Ps.	13,551,617
Actuarial gain for changes in experience		(21,283,470)						(21,283,470)
Actuarial loss from changes in demographic assumptions		68,482						68,482
Actuarial gain from changes in financial assumptions		(1,246,539)						(1,246,539)
Changes in the asset ceiling during the period and others						(1,055,409)		(1,055,409)
Return on plan assets greater than discount rate				23,503,296				23,503,296

Recognized in other comprehensive income	Ps.	(22,461,527)	Ps.	23,503,296	Ps.	(1,055,409)	Ps.	(13,640)
Contributions made by plan participants		173,722		(173,722)				—
Contributions to the pension plan made by the Company				(1,565,792)				(1,565,792)
Benefits paid		(19,546,541)		19,546,541				—
Payments to employees		(10,651,938)						(10,651,938)
Effect of translation		(3,535,477)		3,353,498		(963,981)		(1,145,960)

Others	Ps.	(33,560,234)	Ps.	21,160,525	Ps.	(963,981)	Ps.	(13,363,690)
Balance at the end of the year		306,702,447		(203,671,122)		5,087,543		108,118,868
Less short-term portion		(212,141)						(212,141)

Non-current obligation	Ps.	306,490,306	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	107,906,727

In the case of other subsidiaries in Mexico, the net period cost (income) of other employee benefits for the years ended December 31, 2016, 2017 and 2018 was Ps. 200,455, Ps. 165,884 and Ps. (16,347), respectively. The balance of employee benefits at December 31, 2017 and 2018 was Ps. 1,055,625 and Ps. 924,548, respectively.

In the case of other subsidiaries in Brazil, the net period cost of other employee benefits for the years ended December 31, 2016, 2017 and 2018 was Ps. 65,101, Ps.93,742 and Ps. 98,658, respectively. The balance of employee benefits at December 31, 2017 and 2018 was Ps. 650,815 and Ps. 724,009, respectively.

In the case of Ecuador, the net period cost of other employee benefits for the years ended December 31, 2016, 2017 and 2018 was Ps. 41,380, Ps.152,335 and Ps. 58,354, respectively. The balance of employee benefits at December 31, 2017 and 2018 was Ps. 403,194 and Ps. 448,608, respectively.

Plan assets are invested in:

	At December 31
	2017			2018
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	37%	6%	61%	37%	—	39%
Debt instruments	61%	88%	39%	60%	94%	61%
Others	2%	6%	—	3%	6%	—

	100%	100%	100%	100%	100%	100%

Included in the Telmex’s net pension plan liability are plan assets of Ps. 182,539,376 and Ps. 163,404,418 as of December 31, 2017 and 2018, respectively, of which 32.0% and 30.4% during 2017 and 2018, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. The Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. 12,394,617 and Ps. (1,141,142) during 2017 and 2018, respectively, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2017 to December 31, 2018. The decrease in fair value of the aforementioned related party pension plan investments approximated Ps. 437,663 and Ps. 21,279,760 during the year ended December 31, 2017 and 2018, respectively.

The assumptions used in determining the net period cost were as follows:

	2016				2017				2018
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long- term rate return	4.16%	10.84%	10.70%	1.0%, 1.5% & 1.75%	3.61%	10.18%	10.70%	1.0%, 1.5% & 2.00%	4.45%	9.10%	11.81%	1.25%, 1.75% & 2.00%
Rate of future salary increases	3.50%	4.85%	4.50%	3.0.%, 3.9% & 4.4%	2.75%	4.50%	4.50%	3.0.%, 3.5% & 4.4%	2.75%	4.00%	3.55%	3.0.%, 3.5% & 4.4%
Percentage of increase in health care costs for the coming year	4.20%	11.35%			3.57%	11.00%			3.87%	10.50%
Year to which this level will be maintained	N/A	2017			N/A	2028			N/A	2029
Rate of increase of pensions			3.83%	1.60%			3.83%	1.60%			3.47%	1.60%
Employee turnover rate*				0.0%-1.88%				0.0%-1.72%				0.0%-1.51%
*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 2018 Tables.
Disability:	1985 Pension Disability Table
Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Europe

Life expectancy in Austria is base on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler” (2017: “AVÖ 2008-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”).

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2018, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2018 are as follows:

	-100 points		+100 points
Discount rate	Ps.	37,185,664	Ps.	(38,604,684)
Health care cost trend rate	Ps.	(651,697)	Ps.	761,278

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

Defined benefits plan in Austria

Telekom Austria Group provides defined benefits for certain former employees in Austria. All such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. Telekom Austria Group is exposed to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits. Furthermore, approximately 7% of the pension benefit obligations at December 31, 2018 relate to the employees of the company Akenes in Lausanne, acquired in 2017.

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

Severance in Austria

Employees starting to work for Telekom Austria Group in Austria on or after 1 January 2003 are covered by a defined contribution plan. Telekom Austria Group paid Ps. 46,084 and Ps. 53,755 (1.53% of the salary) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2017 and 2018, respectively.

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

b) The defined contribution plans (DCP)

Brazil

Claro makes contributions to the DCP through Embratel Social Security Fund—Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (participants enrolled before October 31st, 2014 is from 3% to 8% and, for those subscribed after that date, the contribution is from 1% to 7% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

The unfunded liability represents Claro’s obligation for those participants that migrated from the DBP to the DCP. This liability is being paid over a term of 20 years as of January 1, 1999. Unpaid balances are adjusted monthly based on the yield of the asset portfolio at that date and is increased based on the General Price Index of Brazil plus 6 percentage points per year.

At December 31, 2017 and 2018, the balance of the DCP liability was Ps. 136,402 and Ps. 92,238, respectively.

For the years ended December 31, 2016, 2017 and 2018 the cost (income) of labor were Ps. (935), Ps. 374 and Ps. 2,377, respectively.

Europe

In Austria, pension benefits are generally provided by the social security system, for employees, and by the government, for civil servants. The contributions of 12.55% that A1 Telekom Austria Group made in 2017 and 2018 to the social security system and the government in Austria, amount to Ps. 1,309,157 and Ps.1,420,446, respectively. Contributions of the foreign subsidiaries into the respective systems range between 7% and 29% and amount to Ps. 453,641 and Ps. 518,607 in 2017 and 2018, respectively.

Additionally, Telekom Austria Group sponsors a defined contribution plan for employees of some of its Austrian subsidiaries. Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps. 258,891, Ps. 256,507 and Ps. 272,453 in 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018 the liability related to this defined contribution plan amounted to Ps. 120,892 and Ps. 116,244, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

Long- term direct employee benefits

	Balance at December 31, 2016						Applications				Balance at December 31, 2017
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	11,251,499	Ps.	795,581	Ps.	771,274	Ps.	(2,077,632)	Ps.	(582,686)	Ps.	10,158,036

	Balance at December 31, 2017						Applications				Balance at December 31, 2018
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	10,158,036	Ps.	(493,795)	Ps.	1,750,831	Ps.	(2,079,880)	Ps.	(1,223,414)	Ps.	8,111,778

In 2008, a comprehensive restructuring program was initiated in the segment Austria. The provision for restructuring includes future compensation of employees who will no longer provide services for Telekom Austria Group but who cannot be laid off due to their status as civil servants. These employment contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring program also includes social plans for employees whose employments will be terminated in a socially responsible way. In 2009 and every year from 2011 to 2018, new social plans were initiated which provide for early retirement, special severance packages and golden handshake options. Due to their nature as termination benefits, these social plans are accounted for according to IAS 19.

18. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2017 and 2018:

	December 31, 2017
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	12,438,019	Ps.	—	Ps.	46,682,657
Accounts receivable from subscribers, distributors, contractual assets and other		163,085,537		—		—
Related parties		868,230		—		—
Derivative financial instruments		—		8,037,384		—

Total	Ps.	176,391,786	Ps.	8,037,384	Ps.	46,682,657

Financial Liabilities:
Debt	Ps.	697,884,899	Ps.	—	Ps.	—
Accounts payable		212,673,407		—		—
Related parties		2,540,412		—		—
Derivative financial instruments		—		14,359,460		—

Total	Ps.	913,098,718	Ps.	14,359,460	Ps.	—

	December 31, 2018
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	9,987,851	Ps.	—	Ps.	39,028,083
Accounts receivable from subscribers, distributors, contractual assets and other		185,202,494		—		—
Related parties		1,263,605		—		—
Derivative financial instruments		—		5,287,548		—

Total	Ps.	196,453,950	Ps.	5,287,548	Ps.	39,028,083

Financial Liabilities:
Debt	Ps.	638,922,453	Ps.	—	Ps.	—
Accounts payable		221,957,267		—		—
Related parties		2,974,213		—		—
Derivative financial instruments		—		17,107,579		—

Total	Ps.	863,853,933	Ps.	17,107,579	Ps.	—

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2017 and 2018 is as follows:

	Measurement of fair value at December 31, 2017
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	46,682,657	Ps.	12,438,019	Ps.	—	Ps.	59,120,676
Derivative financial instruments		—		8,037,384		—		8,037,384
Pension plan assets		218,518,358		9,039,270		130,976		227,688,604

Total	Ps.	265,201,015	Ps.	29,514,673	Ps.	130,976	Ps.	294,846,664

Liabilities:
Debt	Ps.	691,769,785	Ps.	63,147,153	Ps.	—	Ps.	754,916,938
Derivative financial instruments		—		14,359,460		—		14,359,460

Total	Ps.	691,769,785	Ps.	77,506,613	Ps.	—	Ps.	769,276,398

	Measurement of fair value at December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	39,028,083	Ps.	9,987,851	Ps.	—	Ps.	49,015,934
Derivative financial instruments		—		5,287,548		—		5,287,548
Pension plan assets		186,557,731		17,096,344		17,047		203,671,122

Total	Ps.	225,585,814	Ps.	32,371,743	Ps.	17,047	Ps.	257,974,604

Liabilities:
Debt	Ps.	594,713,342	Ps.	99,723,251	Ps.	—	Ps.	694,436,593
Derivative financial instruments				17,107,579		—		17,107,579

Total	Ps.	594,713,342	Ps.	116,830,830	Ps.	—	Ps.	711,544,172

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gain related to derivative financial instruments for the years ended December 31, 2017 and 2018 was Ps. 1,515,668 and Ps. 5,286,290, respectively.

For the years ended December 31, 2016, 2017 and 2018, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At January 1, 2017		Cash flow		Foreign currency exchange and other		At December 31, 2017

Total liabilities from financing activities	Ps.	707,801,403	Ps.	(27,433,489)	Ps.	17,516,985	Ps.	697,884,899

	At January 1, 2018		Cash flow		Foreign currency exchange and other		At December 31, 2018

Total liabilities from financing activities	Ps.	697,884,899	Ps.	(34,050,923)	Ps.	(24,911,523)	Ps.	638,922,453

19. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. $270,049 (nominal amount), represented by a total of 71,063,212,170 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,601,632,660 are “AA” shares (full voting rights); (ii) 558,677,704 are “A” shares (full voting rights); and (iii) 49,902,901,806 are “L” shares (limited voting rights).

b) As of December 31, 2018 and 2017, the Company’s capital structure was represented by 66,034,792,526 (20,601,632,660 “AA” shares, 546,112,938 “A” shares and 44,887,046,928 “L” shares), and 66,069,035,539 (20,601,632,660 “AA” shares, 566,661,526 “A” shares and 44,900,741,353 “L” shares), respectively, not including treasury shares.

c) As of December 31, 2018 and 2017, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 5,028,419,644 shares (5,028,399,396 “L” shares and 20,248 “A” shares); and 29,420,688,657 shares (29,419,120,359 “L” shares and 1,568,298 “A” shares), respectively, all acquired pursuant to the Company’s share repurchase program.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which “L” shares holders are entitled to vote are the following: extension of the Company´s corporate life, dissolution of the Company, change of Company’s corporate purpose, change of nationality of the Company, transformation of the Company, a merger with another company, any transaction representing 20% or more of the Company’s consolidated assets, as well as the cancellation of the inscription of the shares issued by the Company at the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they shall also represent at all times, no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares) representing said capital stock.

“A” shares, which may be freely subscribed, must not represent more than 19.6% of capital stock and must not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), must represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares which have limited voting rights and may be freely subscribed may not exceed, along with “A” shares, 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

On April 16, 2018, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. $0.32 (thirty-two peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. Such dividend was paid in two installments of Ps. $0.16 (sixteen peso cents) each, on July 16 and November 12, 2018 respectively.

On April 5, 2017, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. $0.30 (thirty peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”, such dividend was payable, at each share holders’ election, in cash, “L” series shares or a combination thereof, in two installments of Ps. $0.15 (fifteen peso cents) each, on July 17 and November 13, 2017 respectively. As a result of the shareholders elections, on July 17, 2017 and November 13, 2017, AMX placed into circulation 325,264,125 and 16,905,414 series “L” shares, respectively.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2018 and 2017, the legal reserve amounted Ps. 358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares (“A” shares and “AA” shares), effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, the Company bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

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

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2016		2017		2018
Net profit for the period attributable to equity holders of the parent	Ps.	8,649,427	Ps.	29,325,921	Ps.	52,566,197
Weighted average shares (in millions)		65,693		65,909		66,055

Earnings per share attributable to equity holders of the parent		0.13		0.44		0.79

Subordinated Perpetual Fixed Rate Bond

On January 3, 2018, the Company decided to call and redeem the Telekom Austria subordinated perpetual Fixed Rate Bond (hybrid bond) amounting to 600 million of Euros, according to the terms and conditions of the bond, at its nominal value plus all interest on February 1, 2018, the first call date. The Company paid an amount of Ps 13,440,120.

20. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the years ended December 31,
	2016		2017		2018
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps.	48,496	Ps.	12,292	Ps.	—
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes		(6,673,731)		622,424		(3,765,688)
Translation effect of foreign entities		104,178,880		(21,683,333)		(61,223,458)
Remeasurement of defined benefit plan, net of deferred taxes		14,771,770		(7,075,606)		652,722
Non-controlling interest of the items above		3,322,090		3,402,973		(2,986,018)

Other comprehensive (loss) income	Ps.	115,647,505	Ps.	(24,721,250)	Ps.	(67,322,442)

21. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2016, 2017 and 2018, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2016		2017		2018
Controlling interest:
(Loss) gain in valuation of derivatives, net	Ps.	(9,622,233)	Ps.	8,192,567	Ps.	(4,686,407)
Capitalized interest expense (Note 10 d)		2,861,307		2,875,034		2,020,288
Commissions		(2,034,972)		(1,263,701)		(1,901,473)
Interest cost of labor obligations (Note 17)		(9,178,513)		(8,722,611)		(9,968,526)
Interest expense on taxes		(245,922)		(1,503,981)		(555,921)
Dividend received (Note 4)		5,740,092		2,385,559		2,605,333
Gain on net monetary positions (Note 2i, c)		—		—		4,429,145
Other financial cost		(3,745,600)		(3,906,627)		(2,118,755)

Total	Ps.	(16,225,841)	Ps.	(1,943,760)	Ps.	(10,176,316)

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

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The segment Southern Cone comprises mobile communication services in Argentina as well as Chile, Paraguay and Uruguay. In 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statements of comprehensive income for the change in a general price index and the translation of these items applying the year-end exchange rate. In accordance with IFRS comparative amounts for 2016 and 2017 were not restated.

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statements measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
At December 31 2016 (in Ps.):
External revenues	187,127,903	93,343,612	193,796,237	71,553,356	67,330,768	55,825,972	42,131,666	140,856,365	36,467,781	86,978,828	—	975,412,488
Intersegment revenues	16,438,858	8,872,248	3,560,388	776,719	257,767	304,834	289,465	—	30,210	—	(30,530,489)	—

Total revenues	203,566,761	102,215,860	197,356,625	72,330,075	67,588,535	56,130,806	42,421,131	140,856,365	36,497,991	86,978,828	(30,530,489)	975,412,488
Depreciation and amortization	16,451,496	17,150,013	47,170,935	9,739,634	11,283,749	7,764,474	10,474,681	1,073,623	5,225,498	22,525,050	(333,232)	148,525,921
Operating income	48,219,505	12,275,892	6,325,323	8,317,053	11,209,959	6,086,638	3,830,974	1,220,601	6,143,183	5,388,595	592,587	109,610,310
Interest income	28,659,372	303,915	3,747,684	2,649,539	104,304	944,945	462,779	239,797	691,132	286,784	(33,897,656)	4,192,595
Interest expense	32,004,944	1,135,552	22,970,335	5,049,457	1,079,989	1,147,380	411,597	—	143,322	2,953,033	(33,033,597)	33,862,012
Income tax	2,502,242	921,803	(4,294,040)	2,021,090	4,456,750	1,768,066	3,291,776	767,295	2,542,080	(2,578,206)	—	11,398,856
Equity interest in net income (loss) of associated companies	67,472	116,368	(270)	(23,319)	—	—	171	—	—	29,528	—	189,950
Net profit (loss) attributable to equity holders of the parent	378,150	902,282	(10,357,493)	3,765,015	4,022,633	3,621,863	538,890	987,790	3,318,960	7,065,769	(5,594,432)	8,649,427
Assets by segment	1,070,598,204	161,133,722	461,831,754	140,617,162	103,361,235	113,839,981	80,832,029	42,812,349	93,941,695	227,288,156	(981,214,013)	1,515,042,274
Plant, property and equipment, net	64,893,242	112,220,236	203,270,555	67,023,143	59,690,886	37,716,772	41,808,573	1,949,166	33,854,428	78,763,065	—	701,190,066
Goodwill	27,186,328	213,926	26,106,622	3,006,448	14,659,891	5,948,335	5,652,268	3,464,217	14,186,723	52,207,877	—	152,632,635
Trademarks, net	615,318	307,881	366,727	—	194	—	—	788,228	284,665	10,203,880	—	12,566,893
Licenses and rights, net	5,887,092	42,867	41,496,209	8,760,860	4,603,793	12,882,210	3,993,120	—	7,694,798	30,670,315	—	116,031,264
Investment in associated companies	7,605,220	2,218,824	699	81,284	470	—	17,390	—	—	1,072,778	(7,393,181)	3,603,484
Liabilities by segments	798,044,609	117,663,161	349,915,118	124,149,687	40,811,337	52,949,608	38,095,161	41,369,767	44,790,656	121,928,202	(485,698,799)	1,244,018,507
At December 31, 2017 (in Ps.):
External revenues	190,022,612	89,731,238	210,536,673	81,092,885	72,435,460	56,393,595	44,094,835	148,589,487	35,092,578	93,644,172	—	1,021,633,535
Intersegment revenues	16,748,428	8,753,525	4,785,601	1,250,983	304,555	177,856	187,086	44	122,656	—	(32,330,734)	—

Total revenues	206,771,040	98,484,763	215,322,274	82,343,868	72,740,015	56,571,451	44,281,921	148,589,531	35,215,234	93,644,172	(32,330,734)	1,021,633,535
Depreciation and amortization	17,030,251	18,902,238	51,486,652	10,639,591	12,373,790	8,328,705	9,668,439	1,594,727	5,349,757	25,222,962	(422,170)	160,174,942
Operating income (loss)	50,666,028	7,921,524	11,601,369	11,676,427	(4,704,165)	5,650,477	5,252,401	2,915,123	4,752,168	4,523,857	(111,906)	100,143,303
Interest income	30,083,437	619,748	3,792,242	2,884,613	211,521	1,793,974	1,064,992	394,196	1,111,980	307,021	(39,338,076)	2,925,648
Interest expense	32,185,868	1,028,593	23,578,083	4,637,989	1,955,688	1,573,929	485,684	—	377,727	2,035,716	(37,558,496)	30,300,781
Income tax	18,142,482	387,145	(2,991,377)	3,535,302	(1,874,594)	1,806,085	2,025,618	1,803,555	3,529,253	(1,417,358)	(4,600)	24,941,511
Equity interest in net income (loss) of associated companies	99,044	16,564	(232)	(9,801)	—	—	—	—	—	(14,190)	—	91,385
Net profit (loss) attributable to equity holders of the parent	26,321,442	184,387	(6,617,381)	4,421,938	(6,209,530)	1,595,382	3,713,301	1,793,875	1,262,073	5,656,132	(2,795,698)	29,325,921
Assets by segment	1,033,036,406	170,402,561	428,281,963	133,136,177	108,362,023	113,478,626	81,529,691	40,761,830	88,672,466	203,858,243	(915,308,134)	1,486,211,852
Plant, property and equipment, net	59,137,555	109,713,770	187,459,628	69,006,093	57,060,931	35,930,966	39,050,481	1,693,642	32,173,524	85,116,608	—	676,343,198
Goodwill	27,102,384	213,926	24,708,739	3,073,444	13,981,033	6,113,495	5,597,990	3,341,956	14,186,723	53,143,542	—	151,463,232
Trademarks, net	406,723	274,786	246,557	—	—	—	—	631,024	262,641	8,116,076	—	9,937,807
Licenses and rights, net	11,457,720	13,175	35,662,305	8,885,086	4,197,498	11,295,202	3,376,106	—	7,276,039	31,141,255	—	113,304,386
Investment in associated companies	469,662	546,872	640	63,110	451	—	16,999	—	—	806,950	1,830,488	3,735,172
Liabilities by segments	794,598,013	133,428,178	322,620,030	119,123,646	54,756,152	48,656,628	35,501,900	38,249,957	43,978,410	119,240,533	(484,575,112)	1,225,578,335

At December 31, 2018 (in Ps.):
External revenues	207,610,244	86,339,289	188,712,666	89,149,978	75,460,428	55,633,192	44,883,585	153,266,315	36,435,541	100,716,443	—	1,038,207,681
Intersegment revenues	16,946,543	9,741,908	4,593,760	13,200,358	344,517	154,082	149,445	—	204,294	—	(45,334,907)	—

Total revenues	224,556,787	96,081,197	193,306,426	102,350,336	75,804,945	55,787,274	45,033,030	153,266,315	36,639,835	100,716,443	(45,334,907)	1,038,207,681
Depreciation and amortization	17,619,342	18,358,248	42,857,751	13,526,361	13,464,867	8,516,960	8,940,655	1,545,395	5,036,831	26,838,972	(992,802)	155,712,580
Operating income (loss)	57,450,599	8,085,764	23,494,903	16,975,797	14,388,552	5,003,915	4,867,763	2,665,270	5,811,846	4,731,562	(3,918,800)	139,557,171
Interest income	26,578,280	420,380	11,303,888	2,251,474	1,013,839	1,666,879	1,566,086	559,548	1,458,874	122,133	(36,295,212)	10,646,169
Interest expense	32,526,258	1,153,913	20,377,191	4,338,941	2,913,881	1,719,663	509,081	—	561,867	1,973,431	(34,302,793)	31,771,433
Income tax	28,842,505	643,377	4,026,444	1,390,039	2,251,877	2,498,666	2,533,600	810,898	2,774,204	707,093	(1,624)	46,477,079
Equity interest in net income (loss) of associated companies	(5,962)	44,965	(152)	(20,871)	—	—	—	—	—	(17,713)	—	267
Net profit (loss) attributable to equity holders of the parent	23,185,029	(2,201,572)	3,530,653	6,065,703	9,165,801	1,730,933	2,821,733	2,820,505	3,644,697	3,809,694	(2,006,979)	52,566,197
Assets by segment	970,564,314	174,461,398	390,791,480	127,946,573	111,975,598	96,347,779	81,640,157	38,814,907	102,531,547	186,135,358	(851,985,719)	1,429,223,392
Plant, property and equipment, net	56,056,634	103,737,293	173,197,708	62,988,635	51,422,548	35,800,477	37,146,601	1,356,237	38,011,242	80,421,642	(138,297)	640,000,720
Goodwill	27,104,632	215,381	21,388,124	2,796,759	12,770,380	5,242,365	5,466,871	3,328,533	14,186,723	53,066,729	—	145,566,497
Trademarks, net	227,774	243,556	124,910	—	—	—	—	507,033	249,984	3,313,948	—	4,667,205
Licenses and rights, net	10,573,147	—	25,873,910	12,555,496	3,400,235	9,651,582	3,605,416	—	10,294,336	27,344,273	—	103,298,395
Investment in associated companies	5,621,661	563,667	543	20,697	412	—	24,262	—	—	748,674	(3,847,209)	3,132,707
Liabilities by segments	748,965,728	136,993,838	298,308,084	94,550,901	56,211,438	50,064,761	28,592,953	35,552,678	58,716,154	117,214,746	(441,820,311)	1,183,350,970

23. Recently Issued Accounting Standards

New standards, amendments and interpretations not yet effective

The estimated impact and evaluation of the recently issued accounting standards not yet in effect as of December 31, 2018 are as follow:

IFRS 16, Leases

In January 2016, the IASB issued the new accounting standard, IFRS 16 Leases. The fundamental changes in this new standard affect the lessees’ recognition of leases in the financial statements. Generally, all leases have to be recognized based on the “right of use approach”.

IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases- Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16, which is effective for annual periods beginning on January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

The Company will adopt the IFRS 16 using the modified retrospectively method with the date of initial applications on January 1, 2019. Moreover, the Company will apply the new requirements regarding IFRS 16 to all contracts identified as leases under the current accounting standard and reassessed all services, in order to identify lease components or an implicit accounting lease within these contracts.

The Company will elect to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e., personal computers, printing and photocopying machines, mainly) that are considered low value assets.

The Company identified a significant number of lease assets such as towers, physical facilities (office buildings, stores and sites, mainly), circuits, among others. The implementation of IFRS 16 required a significant effort due to the fact of the need to make certain estimates, such as the leases term, based on the non-cancelable period and the periods covered by options to extend the lease. AMX extended the lease terms beyond the non-cancelable period only when it was reasonably certain to extend it. The reasonability of the extension is affected on several factors, such as regulation, business model, and geographical business strategies.

AMX expects that the changes in the implementation of IFRS 16 will have a significant impact on its financial statements from the date of adoption. The Company expects that the opening balances at the date of initial application will increase in right of use assets and lease liabilities between Ps.113,000,000 and Ps.132,000,000 without a material impact in equity.

Estimated initial impact are based on the assessment conducted to date and could have a difference because of the lease borrowing rate and the volume of contracts considered in the implementation process. The new accounting policies will not be final until the Company presents its first financial statements subsequent to the effective date of IFRS 16.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with comparative figures required.

Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17.

The company is evaluating the effects, however, it does not expect the adoption of this standard to have a significant impact.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Company will apply the interpretation from its effective date. The Company will establish the processes and procedures to obtain the necessary information to apply the Interpretation in a timely manner.

The company estimates that the adoption of this standard will not have a significant impact on its consolidated financial statements.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective from 1 January 2019, with earlier application permitted. These amendments have no impact on the consolidated financial statements of the Company.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company will apply these amendments when they become effective.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss.

An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019, with early application permitted. These amendments will apply only to any future plan amendments, curtailments, or settlements of the Company.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendments should be applied retrospectively and are effective from 1 January 2019, with early application permitted. Since the Company does not have such long-term interests in its associate and joint venture, the amendments will not have an impact on its consolidated financial statements.

Annual Improvements 2015-2017 Cycle (issued in December 2017)

These improvements include:

• IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments will apply on future business combinations of the Company.

• IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments are currently not applicable to the Company but may apply to future transactions.

• IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company´s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

• IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Company´s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

24. Subsequent Events

(a) On January 24, 2019, the Company acquired from Telefónica S.A. and certain of its affiliates (“Telefónica”), 100% of Telefónica Móviles Guatemala, S.A. (“Telefónica Guatemala”), and has entered into an agreement to acquire 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. (“Telefónica El Salvador”). The Telefónica Guatemala acquisition has been completed on this date. The completion of the acquisition of Telefónica El Salvador is subject to certain customary closing conditions, including regulatory approval. The purchase price paid for Telefónica Guatemala was Ps. 6,326,068 (US$333,000 ). The agreed upon purchase price for Telefónica El Salvador is Ps. 5,984,118 (US$315,000). The acquired companies provide mobile and fixed telecommunications services, including voice, data and Pay TV in El Salvador and Guatemala.

(b) On March 18, 2019, the Company announced that it has entered into an agreement to acquire from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V. 100% of Nextel Telecomunicações Ltda. (“Nextel Brazil”).

The completion of the acquisition is subject to certain customary closing conditions, including regulatory approval from Agência Nacional de Telecomunicações — Anatel and Conselho Administrativo de Defesa Econômica — CADE. The transaction is also subject to the approval at a stockholders meeting of NII shareholders holding a majority of the outstanding shares of NII. The agreed purchase price for Nextel Brazil is Ps. 17,487,578 (US$905,000) on a cash free / debt free basis.

Nextel Brazil provides nationwide mobile telecommunications services.

25. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2017 and 2018 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). The unconsolidated financial statements of América Móvil and Telcel reflect their investments in subsidiaries on the basis of the equity method. These unconsolidated entities are the Guarantors of most of América Móvil’s consolidated obligations. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned guarantor subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidating statements of financial position

	As of December 31, 2017
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	7,018,559	Ps.	3,553,352	Ps.	13,698,562	Ps.	—	Ps.	24,270,473
Equity investments at fair value through OCI and other short-term investments		10,303,535		—		48,817,141		—		59,120,676
Accounts receivable and derivative financial instruments		9,874,652		24,064,936		167,873,940		—		201,813,528
Related parties		208,240,067		957,704		503,895,549		(712,225,090)		868,230
Inventories, net		264,649		16,700,837		21,844,079		—		38,809,565
Other current assets		17,805,747		922,245		(1,375,246)		—		17,352,746
Property, plant and equipment, Net		1,996,721		24,287,904		650,058,573		—		676,343,198
Investments in associated companies		747,771,790		35,569,788		3,457,152		(783,063,558)		3,735,172
Intangible assets and other non- current assets, net		4,104,268		73,557,904		386,236,092		—		463,898,264

Total assets	Ps.	1,007,379,988	Ps.	179,614,670	Ps.	1,794,505,842	Ps.	(1,495,288,648)	Ps.	1,486,211,852

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	34,345,398	Ps.	—	Ps.	17,400,443	Ps.	—	Ps.	51,745,841
Current liabilities		161,940,198		41,304,845		797,880,314		(639,534,701)		361,590,656
Long-term debt		547,728,176		—		98,410,882		—		646,139,058
Other non-current liabilities		69,201,904		132,728,838		40,909,234		(76,737,196)		166,102,780

Total liabilities	Ps.	813,215,676	Ps.	174,033,683	Ps.	954,600,873	Ps.	(716,271,897)	Ps.	1,225,578,335

Equity attributable to equity holders of the parent		194,164,312		5,580,987		741,988,231		(747,569,218)		194,164,312
Non-controlling interests		—		—		97,916,738		(31,447,533)		66,469,205
Total equity		194,164,312		5,580,987		839,904,969		(779,016,751)		260,633,517

Total liabilities and equity	Ps.	1,007,379,988	Ps.	179,614,670	Ps.	1,794,505,842	Ps.	(1,495,288,648)	Ps.	1,486,211,852

Condensed consolidating statements of financial position

	As of December 31, 2018
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	8,335,101	Ps.	1,745,895	Ps.	11,578,966	Ps.	—	Ps.	21,659,962
Equity investments at fair value through OCI and other short-term investments		9,511,368		—		39,504,566		—		49,015,934
Accounts receivable and derivative financial instruments		31,462,176		35,671,582		154,380,710		—		221,514,468
Related parties		199,566,671		1,144,534		560,142,367		(759,589,967)		1,263,605
Inventories, net		215,055		18,495,502		21,594,805		—		40,305,362
Other current assets		—		1,218,764		14,077,429		—		15,296,193
Property, plant and equipment, Net		1,340,358		23,192,546		615,467,816		—		640,000,720
Investments in associated companies		734,944,344		88,070,845		16,926,615		(836,809,097)		3,132,707
Intangible assets and other non- current assets, net		4,113,902		26,176,381		406,744,158		—		437,034,441

Total assets	Ps.	989,488,975	Ps.	195,716,049	Ps.	1,840,417,432	Ps.	(1,596,399,064)	Ps.	1,429,223,392

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	52,827,411	Ps.	—	Ps.	43,403,223	Ps.	—	Ps.	96,230,634
Current liabilities		153,489,868		72,282,238		597,174,025		(452,085,876)		370,860,255
Long-term debt		456,918,590		—		85,773,229		—		542,691,819
Other non-current liabilities		130,257,461		109,368,210		242,232,897		(308,290,306)		173,568,262

Total liabilities	Ps.	793,493,330	Ps.	181,650,448	Ps.	968,583,374	Ps.	(760,376,182)	Ps.	1,183,350,970

Equity attributable to equity holders of the parent		195,995,645		14,065,601		760,485,332		(774,550,933)		195,995,645
Non-controlling interests		—		—		111,348,726		(61,471,949)		49,876,777
Total equity		195,995,645		14,065,601		871,834,058		(836,022,882)		245,872,422

Total liabilities and equity	Ps.	989,488,975	Ps.	195,716,049	Ps.	1,840,417,432	Ps.	(1,596,399,064)	Ps.	1,429,223,392

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	137,236,301	Ps.	173,714,225	Ps.	857,137,822	Ps.	(192,675,860)	Ps.	975,412,488
Total cost and operating expenses		117,835,634		160,949,691		778,483,079		(191,466,226)		865,802,178

Operating income		19,400,667		12,764,534		78,654,743		(1,209,634)		109,610,310
Interest (expense) income, net		(12,331,095)		97,314		(17,207,855)		(227,781)		(29,669,417)
Foreign currency exchange (loss) gain, net		(46,625,392)		(5,853,669)		12,051,654		—		(40,427,407)
Other financing cost, net		(10,475,673)		(11,203,533)		5,453,365		—		(16,225,841)
Income tax		(7,712,179)		1,139,631		17,971,404		—		11,398,856
Equity interest in net income of associated companies		50,968,741		(1,342,073)		(6,677,059)		(42,759,659)		189,950

Net profit (loss) for year	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Distribution of the net profit (loss) to:
Equity owners of holding company		8,649,427		(6,677,058)		50,049,280		(43,372,222)		8,649,427
Non-controlling interest		—		—		4,254,164		(824,852)		3,429,312

Net profit (loss)	Ps.	8,649,427	Ps.	(6,677,058)	Ps.	54,303,444	Ps.	(44,197,074)	Ps.	12,078,739

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		104,178,880		755,978		108,291,984		(105,728,134)		107,498,708
Effect of fair value of derivatives, net of deferred taxes		48,496		—		30,206		(29,573)		49,129
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		14,771,770		(12,300)		7,477,926		(7,463,997)		14,773,399
Equity investments at fair value		(6,673,731)		—		(6,673,731)		6,673,731		(6,673,731)

Total other comprehensive income items for the period	Ps.	112,325,415	Ps.	743,678	Ps.	109,126,385	Ps.	(106,547,973)	Ps.	115,647,505

Total comprehensive income for the period	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	150,900,984	Ps.	(144,967,604)	Ps.	120,974,842
Non-controlling interests		—		—		12,528,845		(5,777,443)		6,751,402

	Ps.	120,974,842	Ps.	(5,933,380)	Ps.	163,429,829	Ps.	(150,745,047)	Ps.	127,726,244

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	160,057,511	Ps.	170,991,493	Ps.	887,951,615	Ps.	(197,367,084)	Ps.	1,021,633,535
Total cost and operating expenses		123,548,341		163,152,868		832,429,198		(197,640,175)		921,490,232

Operating income		36,509,170		7,838,625		55,522,417		273,091		100,143,303
Interest (expense) income, net		(16,779,235)		(12,365,116)		1,810,523		(41,305)		(27,375,133)
Foreign currency exchange (loss) gain, net		(15,223,111)		1,320,667		83,493		—		(13,818,951)
Other financing cost, net		6,775,455		—		(8,719,215)		—		(1,943,760)
Income tax		14,201,399		1,386,519		9,353,593		—		24,941,511
Equity interest in net income of associated companies		32,245,041		(8,977,146)		(13,466,845)		(9,709,665)		91,385

Net profit (loss) for year	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Distribution of the net profit (loss) to:
Equity owners of holding company		29,325,921		(13,569,489)		21,417,549		(7,848,060)		29,325,921
Non-controlling interest		—		—		4,459,231		(1,629,819)		2,829,412

Net profit (loss)	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(21,683,333)		(1,897,936)		(18,309,877)		23,581,269		(18,309,877)
Effect of fair value of derivatives, net of deferred taxes		12,292		—		12,292		(12,292)		12,292
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		(7,075,606)		(8,439)		(7,046,089)		7,084,045		(7,046,089)
Equity investments at fair value		622,424		—		622,424		(622,424)		622,424

Total other comprehensive income items for the period	Ps.	(28,124,223)	Ps.	(1,906,375)	Ps.	(24,721,250)	Ps.	30,030,598	Ps.	(24,721,250)

Total comprehensive income for the period	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	(5,076,855)	Ps.	20,552,719	Ps.	1,201,698
Non-controlling interests		—		—		6,232,385		—		6,232,385

	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2018

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total revenues	Ps.	170,887,145	Ps.	190,924,413	Ps.	890,427,121	Ps.	(214,030,998)	Ps.	1,038,207,681
Total cost and operating expenses		129,039,749		183,542,058		799,085,884		(213,017,181)		898,650,510

Operating income		41,847,396		7,382,355		91,341,237		(1,013,817)		139,557,171
Interest (expense) income, net		(24,831,538)		(11,033,069)		14,757,906		(18,563)		(21,125,264)
Foreign currency exchange (loss) gain, net		11,805,283		626,304		(19,693,543)		—		(7,261,956)
Other financing cost, net		(4,443,892)		—		(5,732,424)		—		(10,176,316)
Income tax		17,754,010		798,639		27,924,430		—		46,477,079
Equity interest in net income of associated companies		46,101,188		1,325,723		(2,497,059)		(44,929,585)		267

Net profit (loss) for year	Ps.	52,724,427	Ps.	(2,497,326)	Ps.	50,251,687	Ps.	(45,961,965)	Ps.	54,516,823

Distribution of the net profit (loss) to:
Equity owners of holding company		52,724,427		(2,497,326)		46,641,696		(44,302,600)		52,566,197
Non-controlling interest		—		—		3,609,991		(1,659,365)		1,950,626

Net profit (loss)	Ps.	52,724,427	Ps.	(2,497,326)	Ps.	50,251,687	Ps.	(45,961,965)	Ps.	54,516,823

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(61,223,458)		(724,521)		(64,314,032)		61,947,979		(64,314,032)
Items not to be reclassified to profit or loss in subsequent years:
Remeasurement of defined benefit plan, net of income tax effect		652,722		(1,603,145)		757,278		950,423		757,278
Equity investments at fair value		(3,765,688)		—		(3,765,688)		3,765,688		(3,765,688)

Total other comprehensive income items for the period	Ps.	(64,336,424)	Ps.	(2,327,666)	Ps.	(67,322,442)	Ps.	66,664,090	Ps.	(67,322,442)

Total comprehensive income for the period	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(17,070,755)	Ps.	20,702,125	Ps.	(12,805,619)

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(16,035,363)	Ps.	20,702,125	Ps.	(11,770,227)
Non-controlling interests		—		—		(1,035,392)		—		(1,035,392)

	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(17,070,755)	Ps.	20,702,125	Ps.	(12,805,619)

Condensed consolidating statements of cash flows

For the year ended December 31, 2016

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	937,247	Ps.	(5,537,427)	Ps.	28,077,775	Ps.	—	Ps.	23,477,595
Non-cash items		(997,587)		19,800,396		209,821,118		—		228,623,927
Changes in working capital:		74,520,320		9,130,768		(93,359,195)		(6,595,361)		(16,303,468)

Net cash flows provided by operating activities	Ps.	74,459,980	Ps.	23,393,737	Ps.	144,539,698	Ps.	(6,595,361)	Ps.	235,798,054

Investing activities:
Purchase of property, plant and equipment		—		(7,860,232)		(130,846,925)		—		(138,707,157)
Acquisition of intangibles		—		(4,947,506)		(11,369,232)		—		(16,316,738)
Dividends received from associates		21,950		—		5,988,938		(270,796)		5,740,092
Proceeds from sale of plant, property and equipment		20,078		—		95,522		—		115,600
Acquisition of business, net of cash acquired		—		(2,796,254)		(1,823,813)		2,796,254		(1,823,813)
Partial sale of shares of associate company		756,444		—		2,796,254		(3,552,698)		—
Investment in associates companies		—		663,203		(666,690)		—		(3,487)

Net cash flows provided by (used in) investing activities	Ps.	798,472	Ps.	(14,940,789)	Ps.	(135,825,946)	Ps.	(1,027,240)	Ps.	(150,995,503)

Financing activities:
Bank loans, net		(39,598,698)		—		(21,792,115)		—		(61,390,813)
Acquisition of no controlling interest		—		—		(2,280,278)		—		(2,280,278)
Interest paid		(24,826,139)		(7,972,827)		(5,922,267)		6,595,361		(32,125,872)
Paid-In capital		—		—		(756,444)		756,444		—
Sale of shares of subsidiaries		—		—		6,323,336		—		6,323,336
Repurchase of shares and others		(7,092,385)		—		71,138		—		(7,021,247)
Payment of dividends		(13,437,168)		—		(643,585)		270,796		(13,809,957)
Derivative financial instruments		—		—		(351,213)		—		(351,213)

Net cash flows (used in) financing activities	Ps.	(84,954,390)	Ps.	(7,972,827)	Ps.	(25,351,428)	Ps.	7,622,601	Ps.	(110,656,044)

Net (decrease) increase in cash and cash equivalents		(9,695,938)		480,121		(16,637,676)		—		(25,853,493)
Adjustment to cash flow for exchange rate differences		—		—		3,911,844		—		3,911,844
Cash and cash equivalents at beginning of the period		13,803,584		1,468,036		29,888,412		—		45,160,032

Cash and cash equivalents at end of the period	Ps.	4,107,645	Ps.	1,948,159	Ps.	17,162,579	Ps.	—	Ps.	23,218,383

Condensed consolidating statements of cash flows

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	43,527,320	Ps.	(12,182,970)	Ps.	35,230,373	Ps.	(9,477,879)	Ps.	57,096,844
Non-cash items		(17,017,287)		30,000,109		171,062,158		11,635,563		195,680,543
Changes in working capital:		(18,973,478)		(9,486)		(66,062,629)		50,040,581		(35,005,012)

Net cash flows provided by operating activities	Ps.	7,536,555	Ps.	17,807,653	Ps.	140,229,902	Ps.	52,198,265	Ps.	217,772,375

Investing activities:
Purchase of property, plant and equipment		16,526		(5,571,410)		(113,630,253)		—		(119,185,137)
Acquisition of intangibles		—		(3,053,345)		(14,485,196)		—		(17,538,541)
Dividends received from associates		21,465,687		970,000		2,385,559		(22,435,687)		2,385,559
Proceeds from sale of plant, property and equipment		—		—		133,349		—		133,349
Acquisition of business, net of cash acquired		—		(3,381,505)		(3,497,288)		—		(6,878,793)
Investment in associates companies		—		1,925,898		—		(1,925,898)		—
Sale of associated company		—		—		340,040		—		340,040

Net cash flows provided by (used in) investing activities	Ps.	21,482,213	Ps.	(9,110,362)	Ps.	(128,753,789)	Ps.	(24,361,585)	Ps.	(140,743,523)

Financing activities:
Bank loans, net		13,548,138		—		16,382,838		(57,364,465)		(27,433,489)
Acquisition of no controlling interest		—		—		(11,930)		—		(11,930)
Interest paid		(24,009,216)		(7,092,098)		(7,187,225)		7,092,098		(31,196,441)
Repurchase of shares and others		(1,240,028)		—		6,657		—		(1,233,371)
Payment of dividends		(14,406,748)		—		(24,120,329)		22,435,687		(16,091,390)
Derivative financial instruments		—		—		(71,474)		—		(71,474)

Net cash flows used in financing activities	Ps.	(26,107,854)	Ps.	(7,092,098)	Ps.	(15,001,463)	Ps.	(27,836,680)	Ps.	(76,038,095)

Net (decrease) increase in cash and cash equivalents		2,910,914		1,605,193		(3,525,350)		—		990,757
Adjustment to cash flow for exchange rate differences		—		—		61,333		—		61,333
Cash and cash equivalents at beginning of the period		4,107,645		1,948,159		17,162,579		—		23,218,383

Cash and cash equivalents at end of the period	Ps.	7,018,559	Ps.	3,553,352	Ps.	13,698,562	Ps.	—	Ps.	24,270,473

Condensed consolidating statements of cash flows

For the year ended December 31, 2018

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	70,478,437	Ps.	(1,698,687)	Ps.	78,176,117	Ps.	(45,961,965)	Ps.	100,993,902
Non-cash items		(23,099,316)		20,952,414		149,503,016		39,836,704		187,192,818
Changes in working capital:		(49,040,542)		(35,329,228)		(61,332,380)		105,845,958		(39,856,192)

Net cash flows provided by operating activities	Ps.	(1,661,421)	Ps.	(16,075,501)	Ps.	166,346,753	Ps.	99,720,697	Ps.	248,330,528

Investing activities:
Purchase of property, plant and equipment		(17,709)		(4,031,228)		(139,839,096)		—		(143,888,033)
Acquisition of intangibles		—		(2,993,373)		(4,940,274)		—		(7,933,647)
Dividends received from associates		24,314,803		—		2,622,237		(24,314,803)		2,622,237
Proceeds from sale of plant, property and equipment		—		—		178,532		—		178,532
Acquisition of business, net of cash acquired		—		—		(310,604)		—		(310,604)
Investment in associates companies		—		(5,092,881)		—		5,092,881		—
Sale of associated company		—		—		548,484		—		548,484

Net cash flows provided by (used in) investing activities	Ps.	24,297,094	Ps.	(12,117,482)	Ps.	(141,740,721)	Ps.	(19,221,922)	Ps.	(148,783,031)

Financing activities:
Bank loans, net		24,784,341		—		19,592,788		(78,428,052)		(34,050,923)
Acquisition of no controlling interest		—		—		(115,821)		—		(115,821)
Interest paid		(24,802,363)		26,385,526		(6,066,654)		(26,385,526)		(30,869,017)
Repurchase of shares and others		(514,007)		—		2,586		—		(511,421)
Payment of dividends		(20,787,102)		—		(25,897,494)		24,314,803		(22,369,793)
Redemption of hybrid bond		—		—		(13,440,120)		—		(13,440,120)

Net cash flows used in financing activities	Ps.	(21,319,131)	Ps.	26,385,526	Ps.	(25,924,715)	Ps.	(80,498,775)	Ps.	(101,357,095)

Net (decrease) increase in cash and cash equivalents		1,316,542		(1,807,457)		(1,318,683)		—		(1,809,598)
Adjustment to cash flow for exchange rate differences		—		—		(800,913)		—		(800,913)
Cash and cash equivalents at beginning of the period		7,018,559		3,553,352		13,698,562		—		24,270,473

Cash and cash equivalents at end of the period	Ps.	8,335,101	Ps.	1,745,895	Ps.	11,578,966	Ps.	—	Ps.	21,659,962