Form 20-F
period 2019-12-31
AMERICA MOVIL SAB DE CV/
filed 2020-04-30
CIK 1129137

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934

for the fiscal year ended December 31, 2019

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

Daniela Lecuona Torras

Lago Zurich 245, Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City,

Telephone: (5255) 2581-3700 / Facsimile: (5255) 2581-4422

E-mail: daniela.lecuona@americamovil.com

(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered:
A Shares, without par value	AMOV	New York Stock Exchange
L Shares, without par value	AMX	New York Stock Exchange
3.125% Senior Notes Due 2022	AMX22	New York Stock Exchange
3.625% Senior Notes Due 2029	AMX29	New York Stock Exchange
6.375% Notes Due 2035	AMX35	New York Stock Exchange
6.125% Notes Due 2037	AMX37	New York Stock Exchange
6.125% Senior Notes Due 2040	AMX40	New York Stock Exchange
4.375% Senior Notes Due 2042	AMX42	New York Stock Exchange
4.375% Senior Notes Due 2049	AMX49	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2019:

20,602 million	AA Shares
531 million	A Shares
44,872 million	L Shares

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

☐  Yes            ☒  No

américa móvil

BUILDING NETWORKS FOR A BETTER FUTURE

2019 ANNUAL REPORT

FORM 20-F

(See Form 20-F Cross Reference Guide on page 111)

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

We present our consolidated financial statements in Mexican pesos. This annual report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of Ps.18.8452 to U.S.$1.00, which was the rate reported by Banco de México on December 30, 2019, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

We have not included earnings or dividends on a per American Depositary Share (“ADS”) basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.

		FOR THE YEAR ENDED DECEMBER 31,
	2015		2016		2017		2018		2019		2019
	(in millions of Mexican pesos, except share and per share amounts)										(in millions of U.S. dollars, except share and per share amounts)

STATEMENT OF COMPREHENSIVE INCOME DATA:

Operating revenues	Ps.	893,738	Ps.	975,412	Ps.	1,021,634	Ps.	1,038,208	Ps.	1,007,348	U.S.$	53,454

Operating costs and expenses		752,325		865,802		921,490		898,651		852,507		45,237

Depreciation and amortization		125,715		148,526		160,175		155,713		158,915		8,433

Operating income		141,413		109,610		100,144		139,557		154,841		8,217

Net profit for the year	Ps.	36,961	Ps.	12,079	Ps.	32,155	Ps.	54,517	Ps.	70,313	U.S.$	3,731

NET PROFIT ATTRIBUTABLE FOR THE YEAR TO:

Equity holders of the parent	Ps.	35,055	Ps.	8,650	Ps.	29,326	Ps.	52,566	Ps.	67,731	U.S.$	3,594

Non-controlling interests		1,906		3,429		2,829		1,951		2,582		137

Net profit for the year	Ps.	36,961	Ps.	12,079	Ps.	32,155	Ps.	54,517	Ps.	70,313	U.S.$	3,731

EARNINGS PER SHARE:

Basic	Ps.	0.52	Ps.	0.13	Ps.	0.44	Ps.	0.79	Ps.	1.03	U.S.$	0.05

Diluted	Ps.	0.52	Ps.	0.13	Ps.	0.44	Ps.	0.79	Ps.	1.03	U.S.$	0.05

Dividends declared per share (1)	Ps.	0.26	Ps.	0.28	Ps.	0.30	Ps.	0.32	Ps.	0.35	U.S.$	0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (MILLIONS):

Basic		66,869		65,693		65,909		66,055		66,016

Diluted		66,869		65,693		65,909		66,055		66,016

BALANCE SHEET DATA:

Property, plant and equipment, net	Ps.	573,529	Ps.	701,190	Ps.	676,343	Ps.	640,001	Ps.	639,343	U.S.$	33,926

Right of use assets		—		—		—		—		118,003		6,262

Total assets		1,296,487		1,515,042		1,486,212		1,429,223		1,531,934		81,291

Short-term debt and current portion of long-term debt		119,590		82,607		51,746		96,230		129,172		6,854

Short-term lease debt										25,895		1,374

Long-term debt		563,627		625,194		646,139		542,692		495,082		26,271

Long-term lease debt										94,702		5,025

Capital stock		96,338		96,338		96,339		96,338		96,338		5,112

Total equity		160,854		271,024		260,634		245,872		226,907		12,042

NUMBER OF OUTSTANDING SHARES (MILLIONS):

AA Shares		23,384		20,635		20,602		20,602		20,602

A Shares		625		592		567		546		531

L Shares		41,990		44,571		44,901		44,887		44,872

(1) Figures for each year provided represent the annual dividend declared at the general shareholders’ meeting that year. For information on dividends paid per share translated into U.S. dollars, see “Share Ownership and Trading—Dividends” under Part IV of this annual report.

The Network of

PART I INFORMATION ON THE COMPANY your Emotions

About America Movil

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

Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 16 other countries in the Americas and seven countries in Central and Eastern Europe as of December 31, 2019. For a list of our principal subsidiaries, see note 2 a(ii) to our audited consolidated financial statements and “Additional Information—Exhibit 8.1” under Part VII of this annual report.

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

RECENT DEVELOPMENTS

COVID-19

The unprecedented health crisis arising from the spread of the Coronavirus will result in a severe global economic downturn that will impact most countries substantially, according to the forecasts of various international banks and multilateral institutions. There is no clarity as to its overall duration and magnitude or its impact in the countries where we operate. The financial resilience of our company, and its vast and critical infrastructure after a long period of heavy investment, are important assets in these times.

It has become increasingly evident that telecommunication services are critical for companies, families and individuals alike. At América Móvil we have been fully committed to ensuring the continuity of our top-quality services, while prioritizing the health and well-being of our customers and employees. We have adapted our processes and commercial plans to accommodate the needs of our subscribers, and we have actively supported all government measures related to our industry.

The impact of the pandemic on our financial performance through the first quarter of 2020 was limited. We entered this COVID-19 crisis with a solid balance sheet after a long period of deleveraging and remain committed to maintaining a low leverage ratio. We have drawn our committed credit facilities to ensure that we can continue to service our debt and preserve optimal liquidity for the foreseeable future. As for our cash flow and profitability, we aim to protect them by adjusting our operating expenditures, capital expenditures and working capital as needed.

The nature of the crisis, the public health measures to contain it, and the economic impact are all developing rapidly, and they vary among the different jurisdictions where we operate. The effects on our business and our financial performance remain highly uncertain.

Credit Facility Draw

On March 25, 2020, we drew the full amount of our U.S.$2.5 billion Dollar facility and our U.S.$2.0 billion Euro facility. We elected to draw on the facilities to assure liquidity and maximize flexibility in light of the current uncertainty surrounding the impact of COVID-19. See “Liquidity and Capital Resources—Borrowings” under Part II of this annual report.

Tender Offer of Exchangeable Bonds

On April 9, 2020, América Móvil announced a tender offer to purchase in cash its Zero Coupon Exchangeable Bonds due on May 28, 2020. The tender offer finalized on April 17, 2020 and resulted with the Company purchasing €1,318,200,000 of the principal amount of the Exchangeable Bond. Aggregate principal amount of €1,607,300,000 of the Exchangeable Bonds remains outstanding.

About América Móvil MEXICO TELCEL TELMEX Licensed Population 127 Wireless Subscribers 76,918 Revenue Generating Units (RGUs) 21,992 Wireless Penetration 98% Wireless and fixed operations UNITED STATES TRACFONE Licensed Population 338 Wireless Subscribers 20,876 Revenue Generating Units (RGUs) - Wireless Penetration 132% Wireless operation ECUADOR CLARO Licensed Population 17 Wireless Subscribers 8,493 Revenue Generating Units (RGUs) 446 Wireless Penetration 92% Wireless and fixed operations PERU CLARO Licensed Population 33 Wireless Subscribers 11,611 Revenue Generating Units (RGUs) 1,603 Wireless Penetration 118% Wireless and fixed operations CHILE CLARO Licensed Population 19 Wireless Subscribers 6,873 Revenue Generating Units (RGUs) 1,400 Wireless Penetration 151% Wireless and fixed operation

The following map illustrates the geographic diversity of our operations and certain key performance indicators (KPIs) as of December 31, 2019. AUSTRIA & EASTERN EUROPE A1 Licensed Population 41 Wireless Subscribers 21,296 Revenue Generating Units (RGUs) 6,143 Wireless Penetration 139% Austria, Belarus, Bulgaria, Croatia, Serbia, Slovenia and Macedonia / Wireless operation Austria, Belarus, Bulgaria, Croatia, Slovenia and Macedonia / Fixed operations CENTRAL AMERICA & CARIBBEAN CLARO Licensed Population 64 Wireless Subscribers 21,733 Revenue Generating Units (RGUs) 9,623 Wireless Penetration 102% Wireless and fixed operations COLOMBIA CLARO Licensed Population 51 Wireless Subscribers 31,104 Revenue Generating Units (RGUs) 7,613 Wireless Penetration 122% Wireless and fixed operations BRAZIL CLARO Licensed Population 211 Wireless Subscribers 54,488 Revenue Generating Units (RGUs) 34,048 Wireless Penetration 106% Wireless and fixed operations ARGENTINA, PARAGUAY & URUGUAY CLARO Licensed Population 56 Wireless Subscribers 24,634 Revenue Generating Units (RGUs) 1,114 Wireless Penetration 126% Argentina, Paraguay y Uruguay / Wireless operation Argentina and Paraguay / Fixed operations Licensed Population in millions Wireless Subscribers and Revenue Generating Units in thousands

About America Movil

KEY PERFORMANCE INDICATORS

We have identified certain KPIs that help measure the performance of our operations. The table of our KPIs below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;
•	Mexico Fixed;
•	Brazil;
•	Colombia;
•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);
•	Andean Region (Ecuador and Peru);
•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);
•	the Caribbean (the Dominican Republic and Puerto Rico);
•	the United States; and
•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	AS OF DECEMBER 31,

	2017	2018	2019

	(in thousands)
WIRELESS SUBSCRIBERS:

Mexico Wireless	73,855	75,448	76,918

Brazil	59,022	56,416	54,488

Colombia	29,353	29,681	31,104

Southern Cone	31,076	30,971	31,507

Andean Region	20,352	20,344	20,104

Central America	15,927	14,364	15,488

Caribbean	5,637	5,887	6,244

United States	23,132	21,688	20,876

Europe	20,658	21,029	21,296

Total Wireless Subscribers	279,012	275,828	278,025

FIXED RGUS:

Mexico Fixed	21,851	22,337	21,992

Brazil	35,904	35,285	34,048

Colombia	6,753	7,171	7,613

Southern Cone	2,023	2,199	2,514

Andean Region	1,765	1,856	2,049

Central America	5,811	6,465	4,409

Caribbean	2,700	2,546	2,528

Europe	6,036	6,203	6,143

Total Fixed RGUs	82,844	84,062	81,296

Total RGUs	361,856	359,890	359,323

PRINCIPAL BRANDS

We operate in all of our geographic segments under the Claro brand name, except in Mexico, the United States and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS

Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

United States	TracFone Straight Talk	Wireless voice Wireless data

Europe	A1(1)	Wireless vocie Wireless data Fixed voice Fixed data Pay TV

(1) The harmonization of the brands within A1 Telekom Austria Group that was resolved in 2017 continued in 2019 with the successful brand launch in Belarus and North Macedonia, and will be completed in 2020 with the rebranding in Serbia.

SERVICES AND PRODUCTS

We offer a wide range of services and products that vary by market, including wireless voice, wireless data and value- added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

Wireless Operations

In 2019, our wireless voice and data operations generated revenues of Ps.523.0 billion, representing 51.9% of our consolidated revenues. As of December 31, 2019, our wireless operations represented approximately 77.4% of our total RGUs.

Voice and Data

Our wireless subsidiaries provide voice communication services across the countries in which they operate. We offer international roaming services to our wireless subscribers through a network of cellular service providers with which our wireless subsidiaries have entered into international roaming agreements around the world, and who provide GSM, 3G and 4G-LTE roaming services.

The voice and data plans are either “postpaid,” where the customer is billed monthly for the previous month, or “prepaid,” where the customer pays in advance for a specified volume of use over a specified period. Postpaid plans increased as a percentage of the wireless base from 27.5% in December 2018 to 32.0% as of December 31, 2019, while prepaid plans represented 68.0%.

Our wireless voice services are offered under a variety of plans to meet the needs of different market segments. In addition, we often bundle wireless data communications services together with wireless voice services. Our wireless subsidiaries had approximately 278 million wireless voice and data subscribers as of December 31, 2019.

Prepaid customers typically generate lower levels of usage and are often unwilling or financially ineligible to purchase postpaid plans. Our prepaid plans have been instrumental to increase wireless penetration in Latin America and Eastern Europe to levels similar to those of developed markets. Additionally, prepaid plans entail little to no risk of non- payment, as well as lower customer acquisition costs and billing expenses, compared to the average postpaid plan.

In general, our average rates per minute of wireless    voice are very competitive for both prepaid and postpaid plans. The rates in 2019 decreased an average of 11.05%, at constant exchange rates relative to 2018. In addition, the plans we offer our retail customers include selective discounts and promotions that reduce the rates our customers pay.

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

Fixed Operations

In 2019, our fixed voice, data, broadband and IT solutions had revenues of Ps.292.2 billion, representing 29.0% of our consolidated revenues. As of December 31, 2019, our fixed operations represented approximately 22.6% of our total RGUs, compared to 23.4% as of December 31, 2018.

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

ABOUT AMERICA MOVIL

IT Solutions

Our subsidiaries provide a number of different IT solutions for small businesses and large corporations. We also provide specific solutions to the industrial, financial, government and tourism sectors, among others.

Pay TV

We offer Pay TV through cable and satellite TV subscriptions to both retail and corporate customers under a variety of plans. As of December 31, 2019, we had approximately 20.9 million Pay TV RGUs, a decrease of approximately 603 thousand Pay TV RGUs from the prior year.

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

OTT Services

We sell video, audio and other media content that is delivered through the internet directly from the content provider to the viewer or end user. Our most important service is ClaroVideo, an on-demand internet streaming video provider with more than 25,000 content titles sold across all the Latin American and Caribbean markets in which we operate. We offer bundled packages of ClaroVideo, which may include:

•	Subscription video on demand, providing unlimited access to a catalogue of over 15,000 titles for a fixed monthly subscription fee;

•	Transactional video on demand and electronic sell- through, offering the option to rent or buy new content releases; and

•	Add-on services such as subscription and other OTT services through a platform payment system, including access to FOX, HBO, Noggin, Paramount+, among others.

We also offer an advertised and unlimited music streaming and downloading service in 16 countries in Latin America and Europe through ClaroMúsica, with access to approximately 50 million titles across all music genres.

Services and Products by Country

The following table is a summary of our principal services rendered and products produced as of December 31, 2019 in the countries in which we operate.

	WIRELESS VOICE, DATA AND VALUE ADDED SERVICES(1)	FIXED VOICE, BROADBAND, DATA AND IT SERVICES(2)	PAY TV	OTT SERVICES(3)

Argentina	✓	✓	✓	✓

Austria	✓	✓	✓	✓

Belarus	✓	✓	✓	✓

Brazil	✓	✓	✓	✓

Bulgaria	✓	✓	✓	✓

Chile	✓	✓	✓	✓

Colombia	✓	✓	✓	✓

Costa Rica	✓	✓	✓	✓

Croatia	✓	✓	✓	✓

Dominican Republic	✓	✓	✓	✓

Ecuador	✓	✓	✓	✓

El Salvador	✓	✓	✓	✓

Guatemala	✓	✓	✓	✓

Honduras	✓	✓	✓	✓

Macedonia	✓	✓	✓	✓

Mexico	✓	✓		✓ (4)

Nicaragua	✓	✓	✓	✓

Panama	✓	✓	✓	✓

Paraguay	✓	✓	✓	✓

Peru	✓	✓	✓	✓

Puerto Rico	✓	✓	✓	✓

Serbia	✓			✓

Slovenia	✓	✓	✓	✓

Uruguay	✓			✓

United States	✓

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

INFRASTRUCTURE

For the year ended December 31, 2019, our capital expenditures totaled Ps.151.8 billion, which allowed us to increase our network, to expand our capacity and to upgrade our systems to operate with the latest technologies. With fully convergent platforms, we are able to deliver high- quality voice, video and data products.

As of December 31, 2019, the main components of our infrastructure were comprised of:

•	Cell sites: 256,514 sites with 2G, 3G and 4G technologies (of which approximately 68% are equipped with 3G and 4G capabilities) across Latin America and Europe. Additionally, we have been expanding our coverage and improving quality and speed with a number of street cells and indoor solutions.

•	Fiber-optic network: More than 923 thousand km. Our network passed approximately 79 million homes.

•	Submarine cable system: Capacity of more than 189 thousand km in submarine cable, including the AM-1 submarine cable that extends 17,500 km and connects the United States to Central and South America with 11 landing points and provides international connectivity to all of our subsidiaries in these geographic areas.

•	Satellites: Six. Star One S.A. (“Star One”) has the most extensive satellite system in Latin America, with a fleet that covers the United States, Mexico, Central America and South America. We use these satellites to supply capacity for DTH services for Claro TV throughout Brazil and in other DTH Operations, as well as cellular backhaul, video broadcast and corporate data networks. In 2015 and 2016, we launched the Star One D1 and the Star One C4 to replace two limited capacity satellites.

•	Data centers: 30. We use our data centers to manage a number of cloud solutions, such as Infrastructure as a Service (“IAAS”), Software as a Service (“SAAS”), security solutions and unified communications.

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

The table below presents a summary of the population covered by our network, by country, as of December 31, 2019.

GENERATION TECHNOLOGY
	GSM	UMTS	LTE
	(% of covered population)

Argentina	98%	91%	92%

Austria	100%	97%	99%

Belarus	99%	99%	-

Brazil	94%	95%	86%

Bulgaria	100%	100%	99%

Chile	98%	97%	96%

Colombia	91%	80%	71%

Costa Rica	87%	81%	70%

Croatia	99%	99%	99%

Dominican Republic	100%	99%	95%

Ecuador	96%	79%	69%

El Salvador	91%	85%	65%

Guatemala	89%	85%	71%

Honduras	86%	81%	58%

Macedonia	100%	100%	100%

Mexico	93%	94%	90%

Nicaragua	85%	80%	49%

Panama	84%	84%	70%

Paraguay	76%	74%	68%

Peru	87%	81%	75%

Puerto Rico	80%	97%	89%

Serbia	99%	98%	98%

Slovenia	100%	100%	99%

Uruguay	96%	91%	80%

OUR COMPETITORS

We operate in an intensely competitive industry. Competitive factors within our industry include pricing, brand recognition, service and product offerings, customer experience, network coverage and quality, development and deployment of technologies, availability of additional spectrum licenses and regulatory developments.

Our principal competitors differ, depending on the geographical market and the types of service we offer. We compete against other providers, of wireless, broadband and Pay TV that operate on a multi-national level, such as AT&T Inc., Teléfonica and Millicom, as well as various providers that operate on a nationwide level, such as Telecom Argentina and Telecom Italia. Competition remains intense as a result of saturation in the fixed and wireless market, increased network investment by our competitors, the development and deployment of new technologies, the introduction of new products and services, new market entrants, the availability of additional spectrum, both licensed and unlicensed, and regulatory changes.

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

We continue to seek ways to optimize our portfolio, including by finding investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible acquisitions under consideration. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. We can give no assurance as to the extent, timing or cost of such investments. We also periodically evaluate opportunities for dispositions, in particular for businesses and in geographies that we no longer consider strategic.

We continue to make incremental acquisitions in areas that we consider accretive to our existing operations. The following are recent significant acquisitions:

•	On December 18, 2019, we completed the acquisition of 100% of Nextel Telecomunicações Ltda. and its subsidiaries (“Nextel Brazil”) from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V. Nextel Brazil provides nationwide mobile telecommunications services. With this transaction, we consolidate our operations as one of the leading telecommunication service providers in Brazil, strengthening our mobile network capacity, spectrum portfolio, subscriber base, coverage and quality, particularly in the cities of São Paulo and Rio de Janeiro, the main markets in Brazil. The adjusted amount paid for the business acquisition was U.S.$948.5 million on a cash-free and debt- free basis.

•	On January 24, 2019, we completed the acquisition of 100% of Telefónica Móviles Guatemala, S.A (“Telefónica Guatemala”) from Telefónica S.A. and certain of its affiliates. We paid U.S.$333 million, net of acquired cash, for Telefónica Guatemala.

•	On January 24, 2019, we entered into an agreement to acquire 99.3% of Telefónica Móviles Salvador, S.A. de C.V. (“Telefónica El Salvador”) for U.S.$315 million. The completion of the acquisition of Telefónica El Salvador is subject to certain customary closing conditions, including regulatory approval.

For additional information on our acquisitions and investments, see Recent Developments above and note 12 to our audited consolidated financial statements included in this annual report.

MARKETING, SALES AND DISTRIBUTION, CUSTOMER SERVICES

MARKETING

We advertise our services and products through different channels with consistent and distinct branding and targeted marketing. We advertise via print, radio, television, digital media, sports event sponsorships and other outdoor advertising campaigns. In 2019, our efforts were mainly focused on promoting our 4.5G LTE services, leveraging the speed and quality of our networks and our fixed bundled offers, which compete on broadband speed and premium content.

We build on the strength of our well-recognized brand names to increase consumer awareness and customer loyalty. Building brand recognition is crucial for our business, and we have managed to position our brands as those of a premium carrier in most countries where we operate. For example, Claro and Telcel are the most valuable telecom brands in the Latin America region, according to the Telecoms 300 2019 report by Brand Finance. BrandZ’s Top 50 Most Valuable Latin American Brands 2019 list ranked Telcel among the top five brands in Latin America. In the same year, BrandZ also named Telcel as the highest recognized telecom brand in Mexico, and Telcel and Claro as two of the highest-ranked telecom brands in Latin America. In addition, a year-end 2019 study by Austrian Brand Monitor found that A1, the brand name behind Telekom Austria, ranked number one in the Austrian telecommunications market for brand awareness, as well as for brand perception as a premium brand.

SALES AND DISTRIBUTION

Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We primarily sell our services and products through a network of retailers and service centers for retail customers and a dedicated sales force for corporate customers, with more than 490,000 points of sale and almost 2,900 customer service centers. Our subsidiaries also sell their services and products online.

CUSTOMER SERVICES

We give priority to providing our customers with quality customer care and support, with approximately 113,000 employees dedicated to customer service. We focus our efforts on constantly improving our customers’ experience by leveraging our commercial offerings and our sales and distribution networks. Customers may make inquiries by calling a toll-free telephone number, accessing our subsidiaries’ web sites and social media accounts or visiting one of the customer sales and service centers located throughout the countries we serve.

The Network for

PART II OPERATING AND FINANCIAL REVIEW AND PROSPECTS your Business

Overview

INTRODUCTION

COVID-19

The unprecedented health crisis arising from the spread of the Coronavirus will result in a severe global economic downturn that will impact most countries substantially, according to the forecasts of various international banks and multilateral institutions. There is no clarity as to its overall duration and magnitude or its impact in the countries where we operate.

The nature of the crisis, the public health measures to contain it, and the economic impact are all developing rapidly, and they vary among the different jurisdictions where we operate. The effects on our business and our financial performance remain highly uncertain.

Segments

We have operations in 25 countries, which are aggregated for financial reporting purposes into ten reportable segments. Our operations in Mexico are presented in two segments—Mexico Wireless and Mexico Fixed, which consist principally of Telcel and Telmex, respectively. Our headquarters operations are allocated to the Mexico Wireless segment. Financial information about our segments is presented in note 23 to our audited consolidated financial statements included in this annual report.

The factors that drive our financial performance differ in the various countries where we operate, including subscriber acquisition costs, the competitive landscape, the regulatory environment, economic factors and interconnection rates, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our different segments.

Constant Currency Presentation

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non- Mexican subsidiaries, especially the Euro, U.S. dollar, Brazilian real, Colombian and Argentine peso, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating results, we include a discussion of the change in the different components of our revenues between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non- Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. In 2019 compared to 2018, the Mexican peso was stronger against some of our operating currencies, including the Brazilian Real, the Argentine Peso, the U.S. Dollar and the Euro.

Since most of our debt is issued by América Móvil out    of Mexico, to the extent that our functional currency, the Mexican peso, appreciates or depreciates against the currencies in which our indebtedness is denominated, we may incur foreign exchange gains or losses that are recorded as other comprehensive income in our consolidated statements of financial position.

Changes in exchange rates also affect the fair value of derivative financial instruments that we use to manage our currency-risk exposure, which are generally not accounted for as hedging instruments. In 2019, the Mexican peso strengthened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange gains of Ps.5.2 billion and net fair value gains on derivatives of Ps.4.4 billion. In 2018, the Mexican peso and the Brazilian real weakened against the currencies in which most of our indebtedness is denominated, and we recorded net foreign exchange losses of Ps.7.3 billion and net fair value losses on derivatives of Ps.4.7 billion. See note 7 to our audited consolidated financial statements included in this annual report.

Recent Changes in Accounting Standards

We have adopted IFRS 16 on leasing as of January 1, 2019 using the modified retrospective method. The implementation of IFRS 16 had a significant impact on our consolidated statements of financial position by requiring that we recognize right-of-use assets and lease liabilities. In our consolidated statements of comprehensive income, the new standard increases interest expense and depreciation and reduces other operating costs, without a significant impact on net income. Our financial statements as of the year ended December 31, 2018 have not been restated, and the reclassifications and adjustments arising from the adoption of IFRS 16 may affect the comparability of our financial statements for the year ended December 31, 2019. For more information, see note 2 a) i) to our audited consolidated financial statements included in this annual report.

We have adopted IFRIC 23 in 2019. IFRIC 23 is an interpretation by the International Accounting Standards Board that addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. The interpretation did not have an impact on our consolidated financial statements.

Effects of Regulation

We operate in a regulated industry. Our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. Significant regulatory developments are presented in more detail in “Regulation” under Part VI and “Risk Factors” under Part III of this annual report.

COMPOSITION OF OPERATING REVENUES

In 2019, our total operating revenues were Ps.1,007 billion.

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

General Trends Affecting Operating Results

Our results of operations in 2019 reflected several continuing long-term trends, including:

•	intense competition, with growing costs for marketing and subscriber acquisition and retention, as well as declining customer prices;

•	developments in the telecommunications regulatory environment;

•	growing demand for data services over fixed and wireless networks, as well as for smartphones and devices with data service capabilities;

•	declining demand for voice services; and

•	growing operating costs reflecting, among other things, higher costs for Pay TV, customer care services and managing larger and more complex networks.

These trends are broadly characteristic of our businesses in all regions in recent years, and they have affected comparable telecommunications providers as well. Our performance in recent years has also been affected by ongoing regulatory changes in Mexico.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS FOR 2019 AND 2018

Operating Revenues

Total operating revenues for 2019 decreased by 3.0%, or Ps.30.8 billion, over 2018. At constant exchange rates, total operating revenues for 2019 increased by 2.3% over 2018. This increase principally reflects increases in revenues from our mobile, corporate networks, broadband and sales of equipment, which were partially offset by a decrease in revenues from Pay TV services and long distance.

REVENUES SERVICES. Revenues services for 2019 decreased by 3.4%, or Ps.29.2 billion, over 2018. At constant exchange rates, revenues services for 2019 increased by 2.1% over 2018. This increase principally reflects increases in revenues from our mobile services (prepaid and postpaid), fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services in Brazil.

SALES OF EQUIPMENT, ACCESSORIES AND COMPUTERS.

Sales of equipment, accessories and computer sales revenues for 2019 decreased by 0.9%, or Ps.1.5 billion, over 2018. At constant exchange rates, revenues from sales of equipment, accessories and computer sales for 2019 increased by 3.6% over 2018. This increase principally reflects higher sales of smartphones, data-enabled devices and accessories.

Operating Costs and Expenses

COST OF SALES. Cost of sales was Ps.174.5 billion for 2019, a decrease of 3.0% from Ps.180.0 billion in 2018. At constant exchange rates, cost of sales for 2019 increased by 0.8% over 2018. This increase principally reflects sales of higher-end smartphones and an increase in handset financing plans.

COST OF SERVICES. Cost of services was Ps.297.1 billion for 2019, a decrease of 9.6% from Ps.328.8 billion in 2018. At constant exchange rates, cost of services for 2019 decreased by 5.5% over 2018. This decrease principally reflects the adoption of IFRS 16 and the implementation of our corporate cost savings program in all the countries in which we operate.

COMMERCIAL, ADMINISTRATIVE AND GENERAL EXPENSES. Commercial, administrative and general expenses for 2019 decreased by 4.9%, or Ps.11.1 billion, over 2018. As a percentage of operating revenues, commercial, administrative and general expenses were 21.4% for 2019, as compared to 21.9% for 2018. At constant exchange rates, commercial, administrative and general expenses for 2019 increased by 0.9% over 2018. This increase principally reflects unusual expense items in Mexico, Austria and Brazil.

OTHER EXPENSES. Other expenses for 2019 decreased by Ps.1.0 billion over 2018, principally reflecting unusual expense items in 2018 resulting from the sale of fixed assets in Puerto Rico.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 2019 increased by 2.1%, or Ps.3.2 billion, over 2018. As a percentage of operating revenues, depreciation and amortization was 15.8% for 2019, as compared to 15.0% for 2018. At constant exchange rates, depreciation and amortization for 2019 increased by 7.3% over 2018. Not taking into account the effects of IFRS 16, depreciation and amortization decreased by 8.3% in 2019 at constant exchange rates, principally as a result of changes in the useful lives of assets in Brazil.

Operating Income

Operating income for 2019 increased by 11.0%, or Ps.15.2 billion, over 2018. Operating margin (operating income as    a percentage of operating revenues) was 15.4% for 2019, as compared to 13.4% for 2018.

Non-Operating Items

NET INTEREST EXPENSE. Net interest expense (interest expense less interest income) for 2019 increased by 49.7%, or Ps.10.5 billion, over 2018. Without the effects of IFRS 16, the impact would have been an increase of 12.1% in net interest expense.

FOREIGN CURRENCY EXCHANGE GAIN, NET. We recorded a net foreign currency exchange gains of Ps.5.2 billion for 2019, compared to our net foreign currency exchange loss of Ps.7.3 billion for 2018. The gain principally reflects the depreciation of some of the currencies in which our indebtedness is denominated, particularly the Euro and the dollar.

VALUATION OF DERIVATIVES, INTEREST COST FROM LABOR OBLIGATIONS AND OTHER FINANCIAL ITEMS, NET. We recorded a net loss of Ps.7.1 billion for 2019 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.10.2 billion for 2018. The change in 2019 principally reflects a derivatives gain. See note 22 to our audited consolidated financial statements included in this annual report.

INCOME TAX. Our income tax expense for 2019 increased by 9.8%, or Ps.4.5 billion, over 2018. This increase principally reflects higher profit before income due to a foreign exchange gain in 2019 compared to 2018.

Our effective corporate income tax rate as a percentage of profit before income tax was 42.1% for 2019, compared to 46.0% for 2018. This rate differed from the Mexican statutory rate of 30% and changed year over year principally as a result of changes in permanent items such as local tax inflation effects and other impacts of non-taxable items.

Net Profit

We recorded a net profit of Ps.70.3 billion for 2019, an increase of 29.0%, or Ps.15.8 billion, over 2018.

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

SALES OF EQUIPMENT, ACCESSORIES AND COMPUTERS. Sales of equipment, accessories and computer sales revenues for 2018 increased by 21.9%, or Ps.31.3 billion, over 2017. At constant exchange rates, revenues from sales of equipment, accessories and computer sales for 2018 increased by 22.1% over 2017. This increase principally reflects higher sales of data-enabled devices and accessories.

Operating Costs and Expenses

COST OF SALES. Cost of sales was Ps.180.0 billion for 2018, an increase of 5.8% from Ps.170.2 billion in 2017. At constant exchange rates, cost of sales for 2018 increased by 5.5% over 2017. This increase principally reflects sales of higher- end smartphones provided to our postpaid subscribers and an increase in handset financing plans.

COST OF SERVICES. Cost of services was Ps.328.8 billion for IT services, as well as TV content acquisition, which was partially offset by our corporate cost savings program.

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

RESULTS OF OPERATIONS

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

SEGMENT RESULTS OF OPERATIONS

We discuss below the operating results of each reportable segment. Notes 2. z) and 23 to our audited consolidated financial statements describe how we translate the financial statements of our non-Mexican subsidiaries.

Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries operate affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rates used to translate the results of our significant non- Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador, Puerto Rico, Panama and El Salvador.

MEXICAN PESOS PER FOREIGN CURRENCY UNIT (AVERAGE FOR THE PERIOD)
		2017/2018		2018/2019
	2017	% CHANGE	2018	% CHANGE	2019

Brazilian real	5.9346	(10.8)	5.2937	(7.6)	4.8907

Colombian peso	0.0064	1.6	0.0065	(9.2)	0.0059

Argentine peso	1.1489	(36.4)	0.7311	(43.8)	0.4110

U.S. dollar	18.9400	1.6	19.2397	0.1	19.2641

Euro	21.3649	6.3	22.7093	(5.0)	21.5642

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

YEAR ENDED DECEMBER 31, 2019
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a% of total operating revenues)	(in millions of (Mexican pesos)		(as a% of total operating income)

Mexico Wireless	Ps.	237,840	23.6%	Ps.	67,694	43.7%

Mexico Fixed		96,037	9.5		9,732	6.3

Brazil		181,778	18.0		28,847	18.6

Colombia		74,636	7.4		15,325	9.9

Southern Cone		65,272	6.5		4,008	2.6

Andean Region		55,533	5.5		8,023	5.2

Central America		46,734	4.6		5,712	3.7

United States		155,864	15.5		2,968	1.9

Caribbean		35,718	3.5		5,741	3.7

Europe		98,420	9.8		8,688	5.6

Eliminations		(40,484)	(3.9)		(1,897)	(1.2)

Total		Ps. 1,007,348	100%		Ps. 154,841	100%

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER31, 2018
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a% of total operating revenues)	(in millions of Mexican pesos)		(as a% of total operating income)

Mexico Wireless	Ps.	224,557	21.6%	Ps.	57,451	41.2%

Mexico Fixed		96,081	9.3		8,086	5.8

Brazil		193,306	18.6		23,495	16.8

Colombia		75,805	7.3		14,389	10.3

Southern Cone		102,350	9.9		16,976	12.2

Andean Region		55,787	5.4		5,004	3.6

Central America		45,033	4.3		4,868	3.5

United States		153,266	14.8		2,665	1.9

Caribbean		36,640	3.5		5,812	4.2

Europe		100,716	9.7		4,732	3.4

Eliminations		(45,333)	(4.4)		(3,921)	(2.9)

Total		Ps. 1,038,208	100.0%		Ps. 139,557	100.0%

YEAR ENDED DECEMBER 31, 2017
	OPERATING REVENUES			OPERATING INCOME
	(in millions of Mexican pesos)		(as a % of total operating revenues)	(in millions of Mexican pesos)		(as a % of total operating income)

Mexico Wireless	Ps.	206,771	20.2%	Ps.	50,666	50.6%

Mexico Fixed		98,485	9.6		7,922	7.9

Brazil		215,322	21.1		11,601	11.6

Colombia		72,740	7.1		(4,704)	(4.7)

Southern Cone		82,344	8.1		11,676	11.7

Andean Region		56,571	5.5		5,650	5.6

Central America		44,282	4.3		5,252	5.2

United States		148,590	14.5		2,915	2.9

Caribbean		35,215	3.4		4,752	4.7

Europe		93,644	9.2		4,524	4.5

Eliminations		(32,330)	(3.0)		(111)	(0.0)

Total		Ps. 1,021,634	100.0%		Ps. 100,143	100.0%

INTERPERIOD SEGMENT COMPARISONS

The following discussion addresses the financial performance of each of our reportable segments, first by comparing results for 2019 and 2018 and then by comparing results for 2018 and 2017.

In the year-to- year comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information presented in Note 23 to our audited consolidated financial statements, which is prepared in accordance with IFRS.

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

2019 COMPARED TO 2018

Mexico Wireless

The number of prepaid wireless subscribers for 2019 increased by 1.0% over 2018, and the number of postpaid wireless subscribers increased by 6.2%, resulting in an increase in the total number of wireless subscribers in Mexico of 1.9%, or 1.5 million, to approximately 77.0 million as of December 31, 2019.

Segment operating revenues for 2019 increased by 5.9% over 2018. Adjusted segment operating revenues for 2019 increased by 6.5% over 2018. This increase in segment operating revenues principally reflects an increase in mobile data revenues, which were partially offset by a decrease in wireless voice revenues.

Segment operating income for 2019 increased by 17.8% over 2018. Adjusted segment operating income for 2019 increased by 20.3% over 2018.

Segment operating margin was 28.5% in 2019, as compared to 25.6% in 2018. Adjusted segment operating margin for this segment was 35.1% in 2019, as compared to 31.1% in 2018. This increase in segment operating margin for 2019 principally reflects our corporate costs savings program in operations, networks and maintenance, which we successfully implemented without affecting the quality of our services and coverage.

Mexico Fixed

The number of fixed voice RGUs in Mexico for 2019 decreased by 3.3% over 2018, and the number of broadband RGUs in Mexico increased by 0.7%, resulting in a decrease in total fixed RGUs in Mexico of 1.5% over 2018, or 345 thousand, to approximately 22.0 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 0.05% over 2018. Adjusted segment operating revenues for 2019 decreased by 2.5% over 2018. This decrease in segment operating revenues principally reflects a decrease in fixed voice revenues of 5.6%, driven by RGU disconnections, which was partially offset by higher revenues from corporate networks services and broadband.

Segment operating income for 2019 increased by 20.4% over 2018. Adjusted segment operating income for 2019 decreased by 34.5% over 2018. This decrease principally reflects increases in the contractual salary increases to our employees, and higher information technology and customer service costs.

Segment operating margin was 10.1% in 2019, as compared to 8.4% in 2018. Adjusted segment operating margin was 2.5% in 2019, as compared to 3.7% in 2018. This decrease in segment operating margin for 2019 principally reflects increases in costs associated with customer service and service quality improvements, as well as networks maintenance. Such costs were principally attributable to increased labor costs.

RESULTS OF OPERATIONS

Brazil

The number of prepaid wireless subscribers for 2019 decreased by 18.0% over 2018, and the number of postpaid wireless subscribers increased by 17.0%, resulting in a decrease in the total number of wireless subscribers in Brazil of 3.4%, or 1.9 million, to approximately 54.5 million as of December 31, 2019. The number of fixed voice RGUs for 2019 decreased by 5.2% over 2018, the number of broadband RGUs decreased by 1.9%, and the number of Pay TV RGUs decreased by 5.7%, resulting in a decrease in total fixed RGUs in Brazil of 3.5%, or 1.2 million, to approximately 34.0 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 6.0% over 2018. Adjusted segment operating revenues for 2019 increased by 1.9% over 2018. This increase in segment operating revenues principally reflects higher mobile data and fixed data revenues of 17.0% and 7.7%, respectively, in 2019 over 2018. The increase in mobile data revenues in 2019 principally reflects the increased usage of social networking platforms, cloud services and content, and fixed data revenues increased principally due to an increase in broadband RGUs and corporate network services. The increase in segment operating revenues was partially offset by a decrease in mobile voice, fixed voice and Pay TV revenues of 6.6%, 12.0% and 7.6%, respectively, in 2019 over 2018, driven by RGUs disconnections and lower traffic.

Segment operating income for 2019 increased by 22.8% over 2018. Adjusted segment operating income for 2019 increased by 36.0% over 2018.

Segment operating margin was 15.9% in 2019, as compared to 12.2% in 2018. Adjusted segment operating margin was 15.1% in 2019, as compared to 11.3% in 2018. This increase in segment operating margin for 2019 principally reflects improved cost management as a result of our cost savings program.

Colombia

The number of prepaid wireless subscribers for 2019 increased by 4.4% over 2018, and the number of postpaid wireless subscribers increased by 6.0%, resulting in an increase in the total number of wireless subscribers in Colombia of 4.8%, or 1.4 million, to approximately 31.1 million as of December 31, 2019. The number of fixed voice RGUs for 2019 increased by 7.3% over 2018, the number of broadband RGUs increased by 6.6% and the number of Pay TV RGUs increased by 4.7%, resulting in an increase in total fixed RGUs in Colombia of 6.2%, or 441 thousand, to approximately 7.6 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 1.5% over 2018. Adjusted segment operating revenues for 2019 increased by 9.3% over 2018. This increase in segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, both in prepaid and postpaid mobile data, and Pay TV revenues. The increase in segment operating revenues was partially offset by a decrease in long distance revenues.

Segment operating income for 2019 increased by 6.5% over 2018. Adjusted segment operating income for 2019 increased by 19.8% over 2018.

Segment operating margin was 20.5% in 2019, as compared to 19.0% in 2018. Adjusted segment operating margin was 25.6% in 2019, as compared to 23.3% in 2018. This increase in segment operating margin for 2019 principally reflects a decrease in costs and expenses under our cost savings program.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for 2019 increased by 1.2% over 2018, and the number of postpaid wireless subscribers increased by 2.8%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 1.7%, or 536 thousand, to approximately 31.5 million as of December 31, 2019. The number of fixed voice RGUs for 2019 increased by 19.5% over 2018, the number of broadband RGUs increased by 22.5%, and the number of Pay TV RGUs increased by 4.3%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 14.4%, or 316 thousand, to approximately 2.5 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 36.2% over 2018. Adjusted segment operating revenues for 2019 decreased by 4.1% over 2018. This decrease principally reflects a decrease of 5.8% in adjusted operating revenues in Argentina, Paraguay and Uruguay. In Argentina, an

increase in fixed data, corporate networks and broadband, and fixed voice were offset by a decrease in mobile voice and data. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2019 decreased by 76.4% over 2018. Adjusted segment operating income for 2019 decreased by 4.7% over 2018. This decrease principally reflects a decline in operating income from our operations in Chile related to an interconnection rate reduction and a contraction of mobile services revenues due to competitive pressures. Additionally, services revenues declined in Argentina due to adverse economic conditions.

Segment operating margin was 6.1% in 2019, as compared to 16.6% in 2018. Adjusted segment operating margin was 18.5% in 2019, which decreased in comparison to 20.2% in 2018. This decrease in the segment operating margin for 2019 principally reflects a decrease in revenues coupled with an increase in costs and expenses, including higher wages and salaries and other expense items as a result of inflation or exchange rates.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for 2019 decreased by 2.6% over 2018, and the number of postpaid wireless subscribers increased by 1.6%, resulting in a decrease in the total number of wireless subscribers in our Andean Region segment of 1.2%, or 239 thousand, to approximately 20.1 million as of December 31, 2019. The number of fixed voice RGUs for 2019 increased by 2.0% over 2018, the number of broadband RGUs increased by 21.8% and the number of Pay TV RGUs increased by 5.5%, resulting in an increase in total fixed RGUs in our Andean Region segment of 10.4%, or 193 thousand, to approximately 2.0 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 0.5% over 2018. Adjusted segment operating revenues for 2019 increased by 0.4% over 2018. This increase principally reflects an increase of 0.9% in Ecuador and a decrease of 0.05% in Peru. This increase was driven by an increase in revenues from broadband and Pay TV services. Our fixed voice operations had a slight increase considering this a growing market in Ecuador. In Peru, fixed revenues increased, however, they were partially offset by lower revenues on mobile services.

Segment operating income for 2019 increased by 60.3% over 2018. Adjusted segment operating income for 2019 increased by 12.2% over 2018. This increase principally reflects an increase of 13.2% in Peru and an increase of 11.7% in Ecuador.

Segment operating margin was 14.4% in 2019, as compared to 9.0% in 2018. Adjusted segment operating margin was 17.1% in 2019, as compared to 15.1% in 2018. This increase in the segment operating margin for 2019 principally reflects gains from our cost savings program.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for 2019 increased by 8.0% over 2018, and the number of postpaid wireless subscribers increased by 7.0%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 7.8%, or 1.1 million, to approximately 15.5 million as of December 31, 2019. The number of fixed voice RGUs for 2019 increased by 5.4% over 2018, the number of broadband RGUs decreased by 64.0% and the number of Pay TV RGUs increased by 1.4%, resulting in a decrease in total fixed RGUs in our Central America segment of 31.8%, or 2.0 million, to approximately 4.4 million as of December 31, 2019.

Segment operating revenues for 2019 increased by 3.8% over 2018. Adjusted segment operating revenues for 2019 decreased by 3.8% over 2018.

Segment operating income for 2019 increased by 17.3% over 2018. Adjusted segment operating income for 2019 increased by 28.1% over 2018. This increase principally reflects the acquisition of Telefónica Guatemala, partially offset by adverse business conditions, particularly in Nicaragua and El Salvador.

Segment operating margin was 12.2% in 2019, as compared to 10.8% in 2018. Adjusted segment operating margin was 13.7% in 2019, as compared to 12.2% in 2018. This increase in segment operating margin for 2019 principally reflects lower costs compared to 2018, including the one-time charge related to the settlement of an interconnection dispute in Guatemala and an unusual

RESULTS OF OPERATIONS

charge arising from a government challenge to tax credits in Honduras in 2018.

Caribbean—Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for 2019 increased by 6.7% over 2018, and the number of postpaid wireless subscribers increased by 4.8%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 6.1%, or 358 thousand, to approximately 6.2 million as of December 31, 2019. The number of fixed voice RGUs for 2019 decreased by 4.3% over 2018, the number of broadband RGUs increased by 3.1% and the number of Pay TV RGUs increased by 3.0%, resulting in a decrease in total fixed RGUs in our Caribbean segment of 0.7%, or 18 thousand, to approximately 2.5 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 2.5% over 2018. Adjusted segment operating revenues for 2019 decreased by 5.2% over 2018. This decrease in segment operating revenues principally reflects a decrease in revenues in Puerto Rico which resulted from extraordinary revenue items booked in 2018 from government aid received and insurance proceeds resulting from the effects of Hurricane Maria, which were substantially offset by an increase in all lines of revenues except in fixed voice revenues in the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico, and the currency of the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2019 decreased by 1.2% over 2018. Adjusted segment operating income for 2019 decreased by 17.6% over 2018. This decrease principally reflects a decrease of 1024.9% in Puerto Rico and an increase of 11.3% in the Dominican Republic.

Segment operating margin was 16.1% in 2019, as compared to 15.9% in 2018. Adjusted segment operating margin was 14.1% in 2019, as compared to 16.3% in 2018. This decrease in segment operating margin for 2019 principally reflects lower operating revenues in Puerto Rico, partially offset by increased revenues and our cost savings program in the Dominican Republic.

United States

The number of prepaid wireless subscribers for 2019 decreased by 3.7% over 2018, or 811 thousand, to approximately 20.9 million total wireless subscribers in the United States as of December 31, 2019.

Segment operating revenues for 2019 increased by 1.7% over 2018. Adjusted segment operating revenues for 2019 increased by 1.6% over 2018. This increase in segment operating revenues principally reflects higher mobile voice and data usage as the mix of clients continues to shift towards to our high-usage Tracfone brands.

Segment operating income for 2019 increased by 11.4% over 2018. Adjusted segment operating income for 2019 increased by 6.0% over 2018.

Segment operating margin was 1.9% in 2019, as compared to 1.7% in 2018. Adjusted segment operating margin was 7.1% in 2019, as compared to 6.8% in 2018. This increase in segment operating margin for 2019 principally reflects better controls over commercial, operational and administrative costs.

Europe

The number of prepaid wireless subscribers for 2019 decreased by 9.4% over 2018, and the number of postpaid wireless subscribers increased by 4.4%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 1.3%, or 268 thousand, to approximately 21.3 million as of December 31, 2019. The number of fixed voice RGUs for 2019 decreased by 3.6% over 2018, the number of broadband RGUs decreased by 0.7% and the number of Pay TV RGUs increased by 1.8%, resulting in a decrease in total fixed RGUs in our Europe segment of 1.0%, or 59 thousand, to approximately 6.1 million as of December 31, 2019.

Segment operating revenues for 2019 decreased by 2.3% over 2018. Adjusted segment operating revenues for 2019 increased by 2.9% over 2018. This increase in segment operating revenues principally reflects an increase in corporate networks, postpaid mobile data, and an increase in Pay TV revenues. We analyze segment results in euros because it is the functional currency in our operations in Europe.

Segment operating income for 2019 increased by 83.6% over 2018. Adjusted segment operating income for 2019 increased by 81.5% over 2018.

Segment operating margin was 8.8% in 2019, as compared to 4.7% in 2018. Adjusted segment operating margin was 8.8% in 2019, as compared to 4.8% in 2018. This increase in segment operating margin for 2019 principally reflects our corporate cost savings program in all countries and improved performance in some countries.

2018 COMPARED TO 2017

Mexico Wireless

The number of prepaid wireless subscribers for 2018 increased by 1.4% over 2017, and the number of postpaid wireless subscribers increased by 5.8%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.2%, or 1.5 million, to approximately 75.0 million as of December 31, 2018.

Segment operating revenues for 2018 increased by 8.6% over 2017. Adjusted segment operating revenues for 2018 increased by 11.4% over 2017. This increase in segment operating revenues principally reflects an increase of 11.7% in mobile data revenues, driven by increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

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

RESULTS OF OPERATIONS

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

Segment operating margin was 9.0% in 2018, as compared to 10.0% in 2017. Adjusted segment operating margin was 15.1% in 2018, as compared to 15.9% in 2017. This decrease in the segment operating margin for 2018 principally reflects gains from our cost savings program and lower direct taxes in Ecuador as well as operation, information technology, marketing and sales costs, which was partially offset by postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

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

RESULTS OF OPERATIONS

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

Segment operating margin was 15.9% in 2018, as compared to 13.5% in 2017. Adjusted segment operating margin was 16.3% in 2018, as compared to 13.8% in 2017. This increase in segment operating margin for 2018 principally reflects lower unusual costs in 2018 related to the reconstruction and operation of our networks in the aftermath of Hurricane Maria, as well as increased revenues in the Dominican Republic and our corporate cost savings program.

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

LIGUIDITY AND CAPITAL SOURCES

FUNDING REQUIREMENTS

We generate substantial cash flows from our operations. On a consolidated basis, our cash flows from operating activities were Ps.234.3 billion in 2019, compared to Ps.248.3 billion in 2018. Our cash and cash equivalents amounted to Ps.19.7 billion at December 31, 2019, compared to Ps.21.7 billion at December 31, 2018. We believe our working capital is sufficient for our present requirements. We use the cash that we generate from our operations and from borrowings principally for the following purposes:

•	Capital expenditures — We make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. Our capital expenditures on plant, property and equipment and acquisition or renewal of licenses were Ps.151.8 billion in 2019, Ps.151.8 billion in 2018, and Ps.136.7 billion in 2017. The amount of capital expenditures can vary significantly from year to year, depending on acquisition opportunities, concession renewal schedules and the need for more spectrum. We have budgeted capital expenditures for 2020 of approximately U.S.$8.5 billion (Ps.170.0 billion), which will be primarily funded by our operating activities. That amount is subject to change as we continue to evaluate our capital expenditure needs and opportunities in light of the ongoing COVID-19 outbreak.

•	Acquisitions — We made substantial expenditures on acquisitions in 2019. In January 2019, we acquired 100% of the capital of Telefonica Guatemala. The amount paid for the business acquisition was U.S.$333.0 million, net of acquired cash. In 2019, we acquired 100% of Nextel Brazil from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V. The adjusted amount paid for the business acquisition was U.S.$948.5 million, on a cash-free and debt-free basis. Also in January 2019, we entered into an agreement to acquire 99.3% of Telefónica El Salvador for the amount of U.S.$315.0 million. The completion of the acquisition of Telefónica El Salvador is subject to certain customary conditions, including regulatory approval.
•	Indebtedness — We must pay interest on our indebtedness and repay principal when due. As of December 31, 2019, we had approximately Ps. 129.2 billion of principal and amortization due in 2020.

•	Dividends — We pay regular dividends. We paid Ps.24.2 billion in dividends in 2019 and Ps.22.4 billion in 2018. Our shareholders approved on April 24, 2020 the payment of a Ps.0.38 ordinary dividend per share in two installments in 2020. See “Share Ownership and Trading—Dividends” under Part IV in this annual report.

•	Share repurchases. — We regularly repurchase our own shares. We spent Ps.435.7 million repurchasing our own shares in the open market in 2019 and Ps.511.4 billion in 2018. Our shareholders have authorized additional repurchases, and as of March 31, 2020, we have spent Ps.121.3 million repurchasing our shares in the open market in 2020, but whether we will continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2019, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2019. Many of our obligations are denominated in currencies other than Mexican pesos. The table does not include accounts payable, pension liabilities, interest payments or payments under derivatives contracts. See notes 14, 15 and 17 to our audited consolidated financial statements included in this annual report.

PAYMENTS DUE BY PERIOD

	TOTAL		LESS THAN 1 YEAR		1-3 YEARS		4-5 YEARS		AFTER 5 YEARS
	(in millions of Mexican pesos)

CONTRACTUAL OBLIGATIONS AS OF DECEMBER 31, 2019:

Short-term debt	Ps.	129,172	Ps.	129,172	Ps.	—	Ps.	—	Ps.	—

Short-term lease debt		25,895		25,895		—		—		—

Long-term debt		495,082		—		184,391		33,732		276,959

Long-term lease debt		94,702		—		64,717		16,264		13,720

Purchase obligations		138,687		69,338		68,816		532		—

Total	Ps.	883,539	Ps.	224,405	Ps.	317,925	Ps.	50,529	Ps.	290,679

Other than the amounts in the table above, we had no other outstanding material purchase commitments as of December 31, 2019. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but those contracts are not material to our liquidity.

BORROWINGS

In addition to cash flows generated from operations, we rely on a combination of borrowings from a range of different sources, including the international capital markets, capital markets in Mexico and other countries where we operate, international and local banks, equipment suppliers and export credit agencies. We seek to maintain access to diverse sources of funding. In managing our funding, we generally seek to keep our leverage, as measured by the ratio of net debt to EBITDA, at a level that is consistent with maintaining the ratings given to our debt by the principal credit rating agencies. Our total consolidated indebtedness as of December 31, 2019 was Ps.624.3 billion, of which Ps.129.2 billion was short-term debt (including the current portion of long-term debt), compared to Ps.638.9 billion as of December 31, 2018.

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares) or other short- term investments. As of December 31, 2019, we had net debt of Ps.556.8 billion, compared to Ps.568.2 billion as of December 31, 2018. Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 87.2% of our indebtedness at December 31, 2019 was denominated in currencies other than Mexican pesos (approximately 32.8% of such non-Mexican peso debt in U.S. dollars and 67.2% in other currencies), and approximately 10.1% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria, approximately 36.5% of our net debt as of December 31, 2019 was denominated in Mexican pesos.

The weighted average cost of all our third-party debt at December 31, 2019 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 4.2% per annum.

Our major categories of indebtedness at December 31, 2019 are summarized in the table below. See also Note 14 to our audited consolidated financial statements included in this annual report.

LIGUIDITY AND CAPITAL SOURCES

DEBT
(millions of Mexican pesos)

SENIOR NOTES

DENOMINATED IN U.S. DOLLARS:

América Móvil 5.000% Senior Notes due 2020	Ps.	11,775

América Móvil 3.125% Senior Notes due 2022		30,152

América Móvil 3.625% Senior Notes due 2029		18,845

América Móvil 6.375% Senior Notes due 2035		18,493

América Móvil 6.125% Senior Notes due 2037		6,958

América Móvil 6.125% Senior Notes due 2040		37,691

América Móvil 4.375% Senior Notes due 2042		21,672

América Móvil 4.375% Senior Notes due 2049		23,557

Total	Ps.	169,143

DENOMINATED IN MEXICAN PESOS

América Móvil 8.600% Domestic Senior Notes due 2020	Ps.	7,000

América Móvil 6.450% Senior Notes due 2022		22,500

América Móvil 7.125% Senior Notes due 2024		11,000

América Móvil 0.000% Domestic Senior Notes due 2025		4,757

América Móvil 8.460% Senior Notes due 2036		7,872

Telmex 8.360% Domestic Senior Notes due 2037		5,000

Total	Ps.	58,129

DENOMINATED IN EURO

Commercial Paper -0.230% due 2020	Ps.	2,599

América Móvil B.V. 0.000% Exchangeable Bonds due 2020		60,051

América Móvil 3.000% Senior Notes due 2021		21,131

TKA 3.125% Senior Notes due 2021		15,849

TKA 4.000% Senior Notes due 2022		15,849

América Móvil 4.750% Senior Notes due 2022		15,849

TKA 3.500% Senior Notes due 2023		6,339

América Móvil 3.259% Senior Notes due 2023		15,848

América Móvil 1.500% Senior Notes due 2024		17,961

TKA 1.500% Senior Notes due 2026		15,848

América Móvil 0.750% Senior Notes due 2027		21,131

América Móvil 2.125% Senior Notes due 2028		13,735

Total	Ps.	222,190

DENOMINATED IN POUND STERLING

América Móvil 5.000% Senior Notes due 2026	Ps.	12,492

América Móvil 5.750% Senior Notes due 2030		16,239

América Móvil 4.948% Senior Notes due 2033		7,495

América Móvil 4.375% Senior Notes due 2041		18,737

Total	Ps.	54,963

DEBT
(millions of Mexican pesos)

DENOMINATED IN JAPANESE YEN

América Móvil 2.950% Senior Notes due 2039	Ps.	2,255

Total	Ps.	2,255

DENOMINATED IN CHILEAN PESOS

América Móvil 3.961% Senior Notes due 2035	Ps.	3,563

Total	Ps.	3,563

DENOMINATED IN BRAZILIAN REAIS

Claro Brasil 102.900% of CDI Domestic Senior Notes due 2020	Ps.	7,013

Claro Brasil 104.000% of CDI Domestic Senior Notes due 2021		5,143

Claro Brasil 104.250% of CDI Domestic Senior Notes due 2021		7,083

Claro Brasil CDI + 0.600% Domestic Senior Notes due 2021		1,683

Claro Brasil 106.000% of CDI Domestic Senior Notes due 2022		9,351

Claro Brasil 106.500% of CDI Domestic Senior Notes due 2022		4,676

Total	Ps.	34,949

HYBRID NOTES

DENOMINATED IN EURO:

América Móvil NC10 (Series B) Capital Securities due 2073	Ps.	11,622

Total	Ps.	11,622

DENOMINATED IN POUND STERLING

América Móvil NC7 Capital Securities due 2073	Ps.	13,741

Total	Ps.	13,741

BANK DEBT AND OTHER

DENOMINATED IN U.S. DOLLARS	Ps.	9,359

DENOMINATED IN MEXICAN PESOS	Ps.	22,000

DENOMINATED IN EUROS	Ps.	2,113

DENOMINATED IN CHILEAN PESOS	Ps.	4,876

DENOMINATED IN PERUVIAN SOLES	Ps.	15,351

Total	Ps.	53,699

Total Debt	Ps.	624,254

Less short-term debt and current portion of long-term debt	Ps.	129,172

Total Long-term Debt	Ps.	495,082

EQUITY:

Capital stock	Ps.	96,338

Total retained earnings		281,450

Other comprehensive income (loss) items		(199,878)

Non-controlling interest		48,997

Total Equity	Ps.	226,907

Total Capitalization (total long-term debt plus equity)	Ps.	721,989

LIGUIDITY AND CAPITAL SOURCES

Additional information about certain categories of our indebtedness is provided below:

•	Mexican peso-denominated international notes. Our 8.46% senior notes due 2036 are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with specified procedures.

•	Mexican peso-denominated domestic notes. Our domestic senior notes (certificados bursátiles) sold in the Mexican capital markets have varying maturities, ranging from 2020 through 2037, and bear interest at fixed rates.

•	Global peso notes program. The global peso notes program was established in November 2012. Since its establishment, we have issued peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with the SEC in the United States and with the CNBV in Mexico.

•	International notes. We have outstanding debt securities in the international markets denominated in U.S. dollars, pound sterling and euros. We have also issued debt securities in the local market in Japan.

•	Hybrid notes. We have outstanding two series of Capital Securities maturing in 2073: one series denominated in euros totaling €550 million, and one series denominated in pound sterling in the amount of £550 million. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series. Our hybrid notes are deeply subordinated, and when they were issued, the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit).

•	Bank loans. At December 31, 2019, we had approximately Ps.53.7 billion outstanding under a number of bank facilities bearing interest at fixed and variable rates. We also have two revolving syndicated credit facilities—one for U.S.$2.5 billion expiring in August 2024 and one for the Euro equivalent of U.S.$2.0 billion expiring in May 2021. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2019, these credit facilities were undrawn. Both facilities include covenants that limit our ability to incur secured debt, to effect a merger in which the surviving entity would not be América Móvil or to sell substantially all of our assets. In addition, both facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0. As of the date of this annual report, we are in compliance with these covenants. On March 25, 2020, we drew the full amount of both facilities. For more information see “Recent Developments.” Telekom Austria has an undrawn revolving syndicated credit facility for €1.0 billion (the “TKA Facility”) expiring in July 2024. The TKA Facility includes covenants that limit Telekom Austria’s ability to incur secured debt, effect certain mergers or sell substantially all of its assets and our ability to transfer control over, or reduce our share ownership in, Telekom Austria. For more information, see note 14 to our audited consolidated financial statements included in this annual report.

•	Options involving KPN and TKA shares. The Company has entered into certain option contracts related to shares that are or have been a strategic investment for the Company. These options include a sale of call options related to our KPN shares with an exercise period that will expire in May 2020 and the sale of a cash-settled put option related to TKA shares that will expire in August 2023. See note 7 to our audited consolidated financial statements included in this annual report.

•	Euro-denominated commercial paper program. At December 31, 2019, debt under our euro-denominated commercial paper program aggregated to Ps. $2,599.1 million.

Some of the public securities issued by América Móvil in international and Mexican capital markets are guaranteed by Telcel. As of December 31, 2019, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness of approximately Ps.498.2 billion (U.S.$26.4 billion), excluding guarantees of subsidiaries’ indebtedness. As of December 31, 2019, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.126.0 billion (U.S.$6.7 billion), and a substantial portion of our subsidiaries’ indebtedness is owed by Telekom Austria.

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

As of December 31, 2019, we had derivatives positions with an aggregate net fair value liability of Ps.2.8 billion, which are described in Note 7 to our audited consolidated financial statements. For additional information, see note 2 v) to our audited consolidated financial statements included in this annual report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES6

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

ESTIMATED USEFUL LIVES OF PLANT, PROPERTY AND EQUIPMENT

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2019 to Ps.114.8 billion, or 13.5% of our operating costs and expenses. See Note 10 to our audited consolidated financial statements included in this annual report.

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

IMPAIRMENT OF LONG-LIVED ASSETS

We have large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in associates and goodwill, on our balance sheet. Under IFRS, we are required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires us to estimate the recovery value of the asset, which is the greater of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, we typically take into account recent market transactions, or, if no such transactions can be identified, we use a valuation model that requires the making of certain assumptions and estimates. Similarly, to estimate the value in use of long- lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate discounted future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets, we determine whether we need to recognize an impairment to reduce the carrying value of the asset as stated on our balance sheet. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in lower or no impairment charges, higher net income and higher asset values. See Note 2 ab) to our audited consolidated financial statements included in this annual report.

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

We use estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return we assume our labor obligation plans will achieve on their investments, (ii) the rate of increase in salaries that we assume we will observe in future years, (iii) the discount rates that we use to calculate the present value of our future obligations and (iv) the expected rate of inflation. The assumptions we have applied are identified in Note 18 to our audited consolidated financial statements included in this annual report. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

The Network

PART III RISK FACTORS you can Trust

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

Governmental or regulatory actions could adversely affect our operations

Our operations are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services and environmental matters, including renewable energy and climate change regulation, could have a material adverse effect by reducing our profit margins. See “Regulation” under Part VI for a discussion on the functional separation of Telmex and Telnor wholesale services, “Legal Proceedings” under Part VII and Note 17 to our audited consolidated financial statements included in this annual report.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services. For example, since 2013, Mexico has implemented reforms to the telecommunications sector that aim to promote more competition and investment by imposing asymmetric regulation upon economic agents deemed “preponderant or dominant.” The asymmetric regulations that are applicable to us, which have adversely affected the results of our Mexican operations, may be reviewed every two years. We are unable to anticipate the effect of an amendment on existing asymmetric regulations, or the imposition of new ones, on our results or operations in Mexico. In other countries, we could also face policies such as preferences for local over foreign ownership of communications licenses and assets or for government over private ownership, which could make it more cumbersome or impossible for us to continue to develop our businesses. Restrictions such as those described above could result in lower revenues and require capital investments, all of which could materially adversely affect our businesses and results of operations.

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

We have concessions and licenses for fixed terms, and the government may revoke or terminate them as well as reacquire the assets under our concession under various circumstances, some of which are beyond our control

Our concessions and licenses have specified terms, ranging typically from five to 20 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured. The loss of, or failure to renew, any one concession could have a material adverse effect on our business and results of operations. Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political

RISK FACTORS

environment at the time of renewal. Fees are typically established at the time of renewal. As a condition for renewal, we may be required to agree to new and stricter terms and service requirements. In some of the jurisdictions where we operate and under certain circumstances, mainly in connection with fixed services, we may be required to transfer certain assets covered by some of our concessions to the government pursuant to valuation methodologies that vary in each jurisdiction. It is uncertain whether reversion would ever be applied in many of the jurisdictions where we operate and how reversion provisions would be interpreted in practice. For further information, see “Regulation” under Part VI of this annual report and Note 17 to our audited consolidated financial statements included in this annual report.

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

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation that, if determined adversely to our interests, may have a material adverse effect on our business, results of operations, financial condition or prospects. Our significant litigation is described in “Regulation” under Part VI and in Note 17 to our audited consolidated financial statements included in this annual report.

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

Our financial condition and results of operations may be adversely affected by the occurrence of severe weather, natural or man-made disasters and other catastrophic events, including war, terrorism and other acts of violence, and disease

Our operations can be disrupted by unforeseen events, including war, terrorism, and other international, regional, or local instability or conflicts (including labor issues), embargos, public health issues (including tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply or widespread or pandemic illness such as coronavirus (“COVID-19”), ebola, the avian or H1N1 flu, MERS), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions in the countries in which we operate. These events could disrupt or prevent our ability to perform functions and otherwise impede our ability to continue business operations in a continuous manner, which in turn may materially and adversely impact our business and operating results.

The COVID-19 outbreak has had a material impact on the global economy and our business

The COVID-19 outbreak has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. In April 2020, the International Monetary Fund warned that the outbreak is likely to trigger the worst recession since the Great Depression. Governments in jurisdictions where we operate have taken aggressive measures to slow the spread of COVID-19, including quarantines and lock-downs, restrictions on travel, and closing of businesses and public and private institutions. In addition, governments have imposed a wide variety of consumer protection measures that limit how certain businesses, including telecommunications companies, can operate their businesses and interact with their customers. The virus continues to spread globally and cause significant social and market disruption.

RISK FACTORS

There are a number of consequences of the outbreak and its impact on global economies that could have a material adverse effect on our business.

•	The economic slowdown has had an adverse impact on demand for our services, beginning in March 2020.

•	We have been required to change or restrict many of our operations, including customer support, servicing and repairs, network maintenance, retail operations and investment projects. This could have an impact on our costs.

•	We have implemented policies, including work-from-home policies and social distancing policies, that could limit the efficiency and effectiveness of our operations and our reporting and internal controls.

•	We have taken steps to strengthen our cash position, including by drawing on our credit facilities. See “Recent Developments” under Part I hereof.

Most of the impact and actions described above were implemented during the latter part of the first quarter of 2020. The extent of the impact of the COVID-19 on the Company’s operational and financial performance for the remainder of the year and beyond will depend on future developments, including the duration and spread of the outbreak, all of which are highly uncertain and cannot be predicted. If the COVID-19 outbreak continues to spread, the impact on our operations, our clients, our suppliers and financial markets could materially adversely affect our financial condition or results of operations.

Increases in labor and employee benefit costs may reduce our profitability, increase our funding requirements and could have an adverse impact on our operations

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We use actuarial methodologies and assumptions such as discount rate, salary increase and mortality, among others, for the determination and valuation of our employee benefits, including retirement benefits. We evaluate from time to time, with the support of specialists, our actuarial methodologies and assumptions, as well as the valuation of the assets related to these benefits.

Our labor costs and the costs of maintaining employee benefits could be affected by several factors, including legislative and regulatory changes, work stoppages, subsequent negotiations, increases in healthcare costs, minimum wages, decreases in investment returns on the assets held in funds to support the payment of certain employee benefits and changes in the discount rate and mortality assumptions. An increase in labor and employee benefit costs could reduce our profitability, increase our funding requirements and have an adverse impact on our operations.

Cybersecurity incidents and other breaches of network or information technology security could have an adverse effect on our business and our reputation

Cybersecurity incidents, and other tactics designed to gain access to and exploit sensitive information by breaching critical systems of large companies, are evolving and have been increasing in both sophistication and occurrence in recent years. While we employ a number of measures to prevent, detect and mitigate such incidents, there is no guarantee that we will be able to adequately anticipate or prevent one. Cybercrime, including attempts to overload our servers with denial- of- service attacks, theft, social engineering, phishing, ransomware or similar disruptions from unauthorized access or attempted unauthorized access to our systems could result in the destruction, misuse or release of personal information or other sensitive data. However, it is difficult to detect or prevent evolving forms of cybersecurity incidents, and our systems, and those of our third-party service providers and of our customers, are vulnerable to cybersecurity incidents.

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

If our churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. A substantial majority of our subscribers are prepaid, and we do not have long-term contracts with them. Our average churn rate on a consolidated basis was 4.1% for the year ended December 31, 2019 and 4.2% for the year ended December 31, 2018. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impacted. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

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

RISK FACTORS

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

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY GENERALLY

Changes in the telecommunications industry could affect our future financial performance

The telecommunications industry continues to experience significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs. These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, evolving renewable energy and clean technologies, and changes in end-user needs and preferences. There is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime, broadband access, Pay TV and fixed-line rental may continue to decline. Our ability to compete in the delivery of high-quality internet and broadband services is particularly important, given the increasing contribution of revenues from data services to our overall growth. If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors. In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers. It also requires significant capital expenditure, including investment in the continual maintenance and upgrading of our networks, in order to expand coverage, increase our capacity to absorb higher bandwidth usage and adapt to new technologies. We may not be able to accurately predict technological trends or the success of new services in the market. In addition, there could be legal or regulatory restraints to our introduction of new services. If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected. This is true across many of the services we provide, including wireless and cable technology.

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

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions. Lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our subsidiaries may be subject to similar litigation in the future. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless technology and, as a result, our future financial performance.

Developments in the telecommunications sector have resulted, and may result, in substantial write- downs of the carrying value of certain of our assets

Where the circumstances require, we review the carrying value of each of our assets, subsidiaries and investments in associates to assess whether those carrying values can be supported by the future discounted cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, investments in associates, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations. See “Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets” under Part II of this annual report.

RISKS RELATING TO OUR CONTROLLING SHAREHOLDERS, CAPITAL STRUCTURE AND TRANSACTIONS WITH AFFILIATES

Members of one family may be deemed to control us and may exercise their control in a manner that may differ from the interest of other shareholders

Based on reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons, daughters and grandchildren (together, the “Slim Family”) may be deemed to control us. The Slim Family may be able to elect a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of our shareholders. The interests of the Slim Family may diverge from the interests of our other investors.

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

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of 10.0% or more of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. You may not acquire or transfer more than 10.0% of our capital stock without the approval of our Board of Directors. See “Bylaws—Restrictions of Certain Transfers” under Part IV of this annual report.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, the procedure for class actions is different, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for minority shareholders of América Móvil to seek remedies against us or our directors or controlling shareholders than it would be for shareholders of a company incorporated in another jurisdiction, such as Delaware.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote, except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the

RISK FACTORS

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

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non- Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

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

Changes in exchange rates could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the currencies in which our indebtedness is denominated. Such changes result in exchange losses or gains on our net indebtedness and accounts payable. In 2019, we reported net foreign exchange gains of Ps.5.2 billion.

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

The Network

PART IV
SHARE OWNERSHIP AND TRADING

for your Growth

PART IV SHARE OWNERSHIP AND TRADING for your Growth

MAJOR SHAREHOLDERS

The following table sets forth our capital structure as of March 31, 2020.

SERIES	NUMBER OF SHARES (MILLIONS)	PERCENT OF COMBINED	CAPITAL A SHARES AND AA SHARES(1)

L Shares (no par value)	44,868	68.0%	—

AA Shares (no par value)	20,602	31.2%	97.5%

A Shares (no par value)	526	0.8%	2.5%

Total(2)	65,996	100%	100%

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

The following table identifies owners of more than 5.0% of any series of our shares as of March 31, 2020. Except as described in the table below and the accompanying notes, we are not aware of any holder of more than 5.0% of any series of our shares. Figures below do not include L Shares that would be held by each shareholder upon conversion of AA Shares or A Shares, as provided for under our bylaws. See “Bylaws—Shareholders’ Equity” under this Part IV and “Management—Share Ownership of Directors and Senior Management” under Part V of this annual report.

SHAREHOLDER	SHARES OWNED (MILLIONS)	PERCENT OF CLASS(1)

AA SHARES:

Family Trust(2)	10,894	52.9%

Inversora Carso(3)	4,381	21.3%

Carlos Slim Helú	1,879	9.1%

L SHARES:

Inversora Carso(3)	6,020	13.4%

Family Trust(2)	5,998	13.4%

Carlos Slim Helú	3,072	6.8%

BlackRock, Inc.(4)	2,616	5.8%

(1) Percentage figures are based on the number of shares outstanding as of March 31, 2020.

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

As of March 31, 2020, 15.9% of the outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.9% of the L Share ADSs were held by 6,726 registered holders with addresses in the United States. As of such date, 36.7% of the A Shares were held in the form of A Share ADSs, each representing the right to receive 20 A Shares, and 99.9% of the A Share ADSs were held by 3,318 registered holders with addresses in the United States. Each A Share may be exchanged at the option of the holder for one L Share.

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

PAYMENT DATE	PESOS PER SHARE		DOLLARS PER SHARE

November 11, 2019	Ps. 0.17	U.S.$	0.0090

July 15, 2019	Ps. 0.18	U.S.$	0.0095

November 12, 2018	Ps. 0.16	U.S.$	0.0080

July 16, 2018	Ps. 0.16	U.S.$	0.0085

November 13, 2017	Ps. 0.15	U.S.$	0.0079

July 17, 2017	Ps. 0.15	U.S.$	0.0085

November 14, 2016	Ps. 0.14	U.S.$	0.0068

July 15, 2016	Ps. 0.14	U.S.$	0.0076

November 13, 2015	Ps. 0.13	U.S.$	0.0078

September 25, 2015	Ps. 0.30	U.S.$	0.0177

July 17, 2015	Ps. 0.13	U.S.$	0.0082

On April 24, 2020, our shareholders approved a dividend of Ps.0.38 per share, of which Ps.0.19 per share is payable on July 20, 2020 and Ps.0.19 is payable on November 9, 2020. Shareholders entitled to the dividend will have an option to receive it in a cash, as series L Shares or combination thereof.

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

Our shares and ADSs are listed on the following markets::

SECURITY	STOCK EXCHANGE	TICKER SYMBOL

L Shares	Mexican Stock Exchange—Mexico City	AMXL

L Share ADSs	New York Stock Exchange—New York	AMX

A Shares	Mexican Stock Exchange—Mexico City	AMXA

A Share ADSs	New York Stock Exchange—New York	AMOV

BYLAWS

We are a sociedad anónima bursátil de capital variable organized under Mexican law. For a description of our AA Shares, A Shares and L Shares, and a brief summary of certain significant provisions in our current bylaws and Mexican law, see “Description of Securities Registered Under Section 12 of the Exchange Act,” filed as Exhibit 2.1 with this annual report. For a description of our Board of Directors, Executive and Audit and Corporate Practices Committees and External Auditor, see “Management” under Part V of this annual report.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFLICATED PURCHASERS

We periodically repurchase our L Shares and A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In the annual ordinary shareholders’ meeting held on April 24, 2020, our shareholders authorized an allocation of Ps.6 billion to repurchase L Shares and A Shares from April 2020 to April 2021.

The following tables set out information concerning purchases of our L Shares and A Shares by us and our affiliated purchasers in 2019. We did not repurchase our L Shares or A Shares other than through the share repurchase program.

PERIOD	TOTAL NUMBER OF SHARES PURCHASED(1)(3)	AVERAGE PRICE PER SHARE(3)	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS(3)	APPROXIMATE MEXICAN PESO VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS(2)

January 2019	3,400,000	Ps. 14.74	3,400,000	2,529,653,368

February 2019	5,008,180	14.28	5,008,180	2,458,160,850

March 2019	3,544,075	13.70	3,544,075	2,409,569,852

March 2019(4)	1,652	13.75	1,652	2,409,569,852

April 2019	3,346,504	14.19	3,346,504	2,960,276,576

May 2019	4,000,000	13.47	4,000,000	2,906,382,343

June 2019	750,000	14.04	750,000	2,895,853,559

July 2019	1,869,756	13.72	1,869,756	2,870,207,277

August 2019	4,712,186	13.06	4,712,186	2,808,649,183

September 2019	785,032	14.22	785,032	2,797,485,567

October 2019	350,000	14.87	350,000	2,792,279,567

November 2019	400,000	15.06	400,000	2,786,257,067

December 2019	2,410,311	14.78	2,410,311	2,750,633,256
Total L Shares	30,576,044		30,576,044
Total A Shares	1,652		1,652

(1) This includes purchases by us and our affiliated purchasers in 2019.

(2) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to our share repurchase program.

(3) Refers to L Shares unless otherwise indicated.

(4) Refers to A Shares.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders, such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10.0% or more of our shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or

TAXATION OF SHARES AND ADSs

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the shares or ADSs will be treated as qualified dividends if (i) (A) the shares or ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2018 and 2019 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2020 taxable year. Holders of shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

The Network for

PART V CORPORATE GOVERNANCE

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

A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10.0% of the total AA Shares and A Shares is entitled to name one director and one alternate director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the corresponding director. Directors and alternate directors are elected or reelected at each annual general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), the determination as to the independence of our directors is made by our shareholders, though the CNBV may challenge this determination. Pursuant to our bylaws and the Mexican Securities Market Law, at least 25.0% of our directors must be independent. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

At the annual shareholders’ meetings held on April 24, 2020, 13 of the current members of the Board of Directors, as well as all current members of the Executive Committee and three of the Audit and Corporate Practices Committee, were reelected, and the Corporate Secretary and the Corporate Pro Secretary were reappointed, with 11 directors elected by the AA Shares and A Shares voting together and two directors elected by the L Shares. 54% of the members of the Board of Directors were considered independent by the annual ordinary general shareholders´ meeting held on April 24, 2020 and 8% of the members of the Board of Directors are women.

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

The names and positions of the members of the Board reelected or elected for the first time at the annual general shareholders’ meeting held on April 24, 2020, their year of birth, and information concerning their committee membership and principal business activities outside América Móvil are set forth below:

Directors elected by holders of Series AA and Series A Shares:

CARLOS SLIM DOMIT Chairman of the Board and the Executive Committee	Born:	1967
	First elected:	2011
	Term expires:	2021
	Principal occupation:	Chairman of the Board of Telmex
	Other directorships:	Chairman of the Board of Grupo Carso and its subsidiaries
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A. de C.V. (“Sanborn Hermanos”)
PATRICK SLIM DOMIT Vice Chairman and Member of the Executive Committee	Born:	1969
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Vice Chairman of our Board of Directors
	Other directorships:	Director of Grupo Carso, Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (“IDEAL”) and Telmex
	Business experience:	Chief Executive Officer of Grupo Carso and Vice President of Commercial Markets of Telmex
DANIEL HAJJ ABOUMRAD Director and Member of the Executive Committee	Born:	1966
	First elected:	2000
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of América Móvil
	Other directorships:	Director of Grupo Carso and Telmex
	Business experience:	Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
LUIS ALEJANDRO SOBERÓN KURI Director	Born:	1960
	First elected:	2000
	Term expires:	2021
	Principal occupation:	Chief Executive Officer and Chairman of the Board of Serinem México, S.A. de C.V. (a subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”))
	Other directorships:	Director of CIE; Director of Banco Nacional de México, S.A.
	Business experience:	Various positions at CIE

MANAGEMENT

FRANCISCO MEDINA CHÁVEZ Director	Born:	1956
	First elected:	2018
	Term expires:	2021
	Principal occupation:	Chief Executive Officer and Chairman of Grupo Fame, S.A. de C.V., and Chairman of Grupo Altozano
	Other directorships:	Director of Banamex Citigroup México and Telmex
	Business experience:	Director of Aeromexico and Mitsui Mexico
ERNESTO VEGA VELASCO Director, Chairman of the Audit and Corporate Practices Committee	Born:	1937
	First elected:	2007
	Term expires:	2021
	Principal occupation:	Retired. Member of the board of directors and audit and corporate practices, planning and finance and evaluation and compensation committees of certain companies.
	Other directorships:	Director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V., Inmuebles Carso, IDEAL; and Industrias Peñoles, S.A.B. de C.V.
	Business experience:	Various positions in Desc Group, including Corporate Vice-President
RAFAEL MOISÉS KALACH MIZRAHI Director and Member of the Audit and Corporate Practices Committee	Born:	1946
	First elected:	2012
	Term expires:	2021
	Principal occupation:	Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V.
	Other directorships:	Director of Telmex and Grupo Carso
	Business experience:	Various positions in Grupo Kaltex

ANTONIO COSÍO PANDO Director	Born:	1968
	First elected:	2015
	Term expires:	2021
	Principal occupation:	Vice President of Grupo Hotelero las Brisas, S.A. de C.V. (“Grupo Brisas”), Compañía Industrial Tepeji del Río, S.A. de C.V., and Bodegas de Santo Tomás, S.A. de C.V.
	Other directorships:	Director of Grupo Financiero Inbursa, Inmuebles Carso, Grupo Carso, Grupo Sanborns, Corporación Actinver S.A.B. de C.V., Grupo Aeromexico S.A.B. de C.V., and Telmex
	Business experience:	Various positions in Grupo Brisas and Compañía Industrial Tepeji del Río, S.A. de C.V.
ARTURO ELÍAS AYUB Director	Born:	1966
	First elected:	2011
	Term expires:	2021
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations of Telmex; Chief Executive Officer of Fundación Telmex
	Other directorships:	Chairman of the Board of Publicidad y Contenido Editorial, S.A. de C.V.; Director of Grupo Carso and its subsidiaries
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.
OSCAR VON HAUSKE SOLÍS Director	Born:	1957
	First elected:	2011
	Term expires:	2021
	Principal occupation:	Chief Fixed-line Operations Officer of América Móvil
	Other directorships:	Member of Telekom Austria’s Supervisory Board
	Business experience:	Chief Executive Officer of Telmex Internacional S.A.B. de C.V., Chief Systems and Telecommunications Operators Officer of Telmex and member of KPN’s supervisory board
VANESSA HAJJ SLIM Director	Born:	1997
	First elected:	2018
	Term expires:	2021

MANAGEMENT

Directors elected by holders of Series L Shares

PABLO ROBERTO GONZÁLEZ GUAJARDO Director and Member of the Audit and Corporate Practices Committee	Born:	1967
	First elected:	2007
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of Kimberly Clark de México
	Other directorships:	Director of Kimberly Clark de México, S.A.B de C.V. (“Kimberly Clark de México”), Grupo Sanborns, Grupo Lala, S.A.B. de C.V. and Acciones y Valores Banamex S.A. de C.V. Casa de Bolsa
	Business experience:	Various positions in the Kimberly Clark Corporation and Kimberly Clark de México
DAVID IBARRA MUÑOZ Director	Born:	1930
	First elected:	2000
	Term expires:	2021
	Principal occupation:	Retired
	Other directorships:	Director of Grupo Financiero Inbursa, IDEAL and Grupo Carso
	Business experience:	Chief Executive Officer of Nacional Financiera, S.N.C., served in the Mexican Ministry of Finance and Public Credit

The annual ordinary general shareholders’ meeting held on April 24, 2020, determined that the following directors are independent: Messrs. Ernesto Vega Velasco, Pablo Roberto González Guajardo, David Ibarra Muñoz, Antonio Cosío Pando, Rafael Moisés Kalach Mizrahi, Luis Alejandro Soberón Kuri and Francisco Medina Chávez.

Alejandro Cantú Jiménez, our General Counsel, serves as Corporate Secretary and Rafael Robles Miaja as Corporate Pro-Secretary.

Patrick Slim Domit and Carlos Slim Domit are brothers. Daniel Hajj Aboumrad and Arturo Elías Ayub are brothers-in- law of Patrick Slim Domit and Carlos Slim Domit. Vanessa Hajj Slim is the daughter of Daniel Hajj Aboumrad.

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

AUDIT AND CORPORATE PRACTICES COMMITTEE

Our Audit and Corporate Practices Committee is comprised of independent members of the Board of Directors. The Audit and Corporate Practices Committee consists of Messrs. Ernesto Vega Velasco (Chairman), Rafael Moisés Kalach Mizrahi and Pablo Roberto González Guajardo. The mandate of the Audit and Corporate Practices Committee is to assist our Board of Directors in overseeing our operations, establish and monitor procedures and controls in order to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the Audit and Corporate Practices Committee is required to, among other things:

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

MANAGEMENT

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

SENIOR MANAGEMENT

The names, responsibilities and prior business experience of our senior officers are as follows:

DANIEL HAJJ ABOUMRAD Chief Executive Officer	Appointed:	2000
	Business experience:	Director of Telmex; Chief Executive Officer of Compañía Hulera Euzkadi, S.A. de C.V.
CARLOS JOSÉ GARCÍA MORENO ELIZONDO Chief Financial Officer	Appointed:	2001
	Business experience:	General Director of Public Credit at the Ministry of Finance and Public Credit; Managing Director of UBS Warburg; Associate Director of Financing at Petróleos Mexicanos (Pemex); Member of Telekom Austria’s Supervisory Board; Member of KPN Supervisory Board
ALEJANDRO CANTÚ JIMÉNEZ General Counsel	Appointed:	2001
	Business experience:	Member of Telekom Austria’s Supervisory Board; Attorney at Mijares, Angoitia, Cortés y Fuentes, S.C.

OSCAR VON HAUSKE SOLÍS Chief Fixed-line Operations Officer	Appointed:	2010
	Business experience:	Chief Executive Officer of Telmex Internacional S.A.B. de C.V.; Chief Systems and Telecommunications Officer of Telmex; Head of Finance at Grupo Condumex, S.A. de C.V.; Director of Telmex, Telmex Internacional, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), and Net Serviços de Comunicação S.A. (“Net Serviços”); Member of Telekom Austria’s Supervisory Board
ANGEL ALIJA GUERRERO Chief Wireless Operations Officer	Appointed:	2012
	Business experience:	Various positions in América Móvil

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ernesto Vega Velasco qualifies as an “audit committee financial expert,” and Mr. Vega Velasco is independent under the definition of independence applicable to us under the rules of the NYSE.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The aggregate compensation paid to our directors (including compensation paid to members of our Audit and Corporate Practices Committee) and senior management in 2019 was approximately Ps.5.2 million and Ps.75 million, respectively. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

MANAGEMENT

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

Carlos Slim Domit, Chairman of our Board of Directors, holds 647 million (or 3.2%) of our AA Shares and 1,567 million (or 3.5%) of our L Shares directly. Patrick Slim Domit, Vice Chairman of our Board of Directors, holds 323 million (or 1.6%) of our AA Shares and 859 million (or 1.9%) of our L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Patrick Slim Domit and Carlos Slim Domit are beneficiaries of a trust that owns shares of the Company. See “Major

Shareholders” under Part IV and “Bylaws—Shareholders’ Equity” under Part IV of this annual report.

Except as described above, according to the information provided to us by our directors and members of senior management, none of our directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock.

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

Currently, the majority of our Board of Directors is independent.

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

We have an audit and corporate practices committee of three members. Each member of the Audit and Corporate Practices Committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our Audit and Corporate Practices Committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors, which assigns to the Committee responsibility over those matters required by Rule 10A-3 (2) our bylaws and (3) Mexican law. For a more detailed description of the duties of our Audit and Corporate Practices Committee, see “Management” under Part V of this annual report.

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

CONTROLS AND PROCEDURES

A) DISCLOSURE CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B) MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2019 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Nextel Telecomunicações Ltda. and subsidiaries, which we acquired in 2019. Nextel Telecomunicações Ltda represented 2.1% and 5.1% of our total and net assets, respectively, as of December 31, 2019, and represented 0.0% of revenues and net income by 0.0% for the year then ended. No material changes in our internal control over financial reporting were identified as a result of this acquisition.

Mancera, S.C. (“Mancera”), a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, our independent auditor, issued an attestation report on our internal control over financial reporting on April 29, 2020.

C) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited América Móvil, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, América Móvil, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Nextel Telecomunicações Ltda. and its subsidiaries (Nextel Brazil), acquired in 2019, which is included in the 2019 consolidated financial statements of América Móvil, S.A.B. de C.V. and subsidiaries and constituted 2.1% and 5.1% of total and net assets, respectively, as of December 31, 2019, and represented 0.0% of revenues and net income by 0.0% for the year then ended. Our audit of internal control over financial reporting of América Móvil, S.A.B. de C.V. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Nextel Brazil excluded from the scope of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2019, and the related notes, and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´ s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definitions and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and

CONTROLS AND PROCEDURES

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

/s/ MANCERA, S.C.

Mexico City, Mexico

April 29, 2020

D) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

PART VI: REGULATION

REGULATION

MEXICO

Legal Framework

The legal framework for the regulation of telecommunications and broadcasting services is based on constitutional amendments passed in June 2013, the Federal Law on Telecommunications and Broadcasting (Ley Federal de Telecomunicaciones y Radiodifusión) enacted in July 2014 and the Federal Law on Economic Competition (Ley Federal de Competencia Económica) enacted in May 2014.

Under the framework, the IFT may determine whether there is a “preponderant economic agent” in the telecommunications sector, based on number of customers, traffic or network capacity. In 2014, the IFT determined that an “economic interest group” consisting of us and our Mexican operating subsidiaries (Telcel, Telmex and Telnor) as well as Grupo Carso and Grupo Financiero Inbursa, constitutes the “preponderant economic agent” in the telecommunications sector, based on a finding that we serve more than half of the customers in Mexico, as measured by the IFT on a national basis.

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

Asymmetric Regulation of the Preponderant Economic Agent

We are currently subject to extensive specific asymmetric measures based on the IFT’s determination that we, our Mexican operating subsidiaries (Telcel, Telmex Telnor, Red Nacional Ultima Milla S.A.P.I. de C.V. and Red Ultima Milla Del Noroeste S.A.P.I. de C.V.) and certain affiliates constitute the preponderant economic agent in the telecommunications sector. Below is a summary of what we believe are the most important measures applicable to us.

•	Interconnection Rates. The Federal Law on Telecommunications and Broadcasting provides that we are not permitted to charge other carriers for the termination services we provide in our networks. These provisions were declared unconstitutional by the Mexican Supreme Court (Suprema Corte de Justicia de la Nación) in August 2017 with respect to wireless services and in April 2018 with respect to fixed services. As a result, the IFT ruled that, as of January 1, 2018, in the case of Telcel, and as of January 1, 2019, in the case of Telmex, we are able to charge other carriers for terminating calls to our networks at asymmetric rates established by the IFT. We continue to pay such carriers for their interconnection services in accordance with the fixed and mobile rates set by the IFT.

•	Sharing Of Wireless Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers and mobile virtual network operators (“MVNOs”) to use our network or resell those services we provide to our customers and (iii) domestic roaming services, in each case, pursuant to IFT pre-approved reference terms (ofertas públicas de referencia). If we cannot reach an agreement with other carriers or MVNOs, our rates may be determined by the IFT using a long-run average incremental costs methodology or, in the case of MVNOs, a “retail-minus” methodology.

For mobile services, the IFT has the right to verify, through a replicability test, that MVNOs can match our end user rates.

•	Sharing of Fixed Infrastructure and Services. We must provide other carriers access to (i) passive infrastructure, including towers, sites, ducts and rights of way, (ii) elements of our network that allow other carriers to use our network or resell those services we provide to our customers and (iii) our dedicated links. If we cannot reach an agreement with other carriers, our rates may be determined by the IFT using a long-run average incremental cost methodology.

For fixed services, the IFT has the right to verify, through a replicability test, that other competitors can match our end user rates.

•	Access to Local Loop. We must offer other carriers access to elements of our local network separately on terms and conditions (including rates) pre- approved by the IFT. The IFT has also ordered the legal and functional separation of the provision of wholesale regulated fixed services related to local loop (acceso local) and shared access and use of passive infrastructure. See “Functional Separation of Telmex and Telnor Wholesale Services” under this Part VI.

•	Certain Obligations Relating to Retail Services. Rates for the provision of telecommunications services to our customers are subject to the IFT’s prior authorization.

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

The measures are transitory and may be amended or eliminated by the IFT, or terminated if it determines effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent. The IFT reviews the impact of the asymmetrical measures every two years and may modify or eliminate measures or set forth new measures. In March 2017, the IFT issued a resolution that modified and added asymmetrical regulations for mobile and fixed services, including the legal and functional separation of Telmex and Telnor wholesale services, among other measures. The IFT already began a new review in the second quarter of 2019, which is expected to be completed in the first quarter of 2020. The new review may result in changes, which could include additional or reduced asymmetric regulations or the structural separation or divesture of assets of the preponderant economic agent.

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

In compliance with the Separation Plan and as of the date of this annual report, we have complied with all milestones of the Separation Plan including the following:

•	New Companies. Telmex and Telnor established separate new corporations, Red Nacional Ultima Milla and Red Ultima Milla Del Noroeste (the “New Companies”), to provide local wholesale services related to the elements of the access network, including local access dedicated links, as well as those services related to passive infrastructure associated with the access network, such as ducts, poles and rights of way. The New Companies are subsidiaries of Telmex and they began operations as separated entities on March 6, 2020. The main features of the New Companies are as follows:

•	Price of Services. The prices and terms of the services provided by the New Companies are subject to IFT regulation, which could affect the viability and financial requirements of the New Companies.

•	Corporate Governance. The New Companies have their own corporate governance, including: (i) a board of directors with at least seven members, of which a majority (including the Chairman) is independent; (ii) a Chief Executive Officer and senior officers appointed by the boards of directors, different and independent from those of our Mexican concessionaire subsidiaries; (iii) an independent external auditor; (iv) an Audit Committee chaired by an independent member of the board of directors; and (v) a Regulatory Compliance Committee entirely composed of independent members. The bylaws of the New Companies were approved by the IFT. Independence for these purposes is used as defined under Mexican Securities Market Law.

•	Personnel. Subject to the discussion under “Services Through Union Employees” below, the New Companies have independent personnel necessary to provide wholesale services required by the Separation Plan.
•	Assets. The New Companies have the resources necessary to comply with their obligations and provide services.

•	Systems and Procedures. The New Companies have their own procedures, operating and management systems that are independent from those of Telmex and Telnor.

•	Branding. The New Companies have their own branding distinct from América Móvil’s concessionaire subsidiaries. The brands must be dissociated from those of Telmex and Telnor by March 2022.

•	Principal Offices. The New Companies have their own principal offices distinct from those of América Móvil’s concessionaire subsidiaries.

•	Services Through Union Employees. Certain employees that are members of a labor union provide services to the New Companies. These employees are functionally independent from Telmex and Telnor, and are under the operational control of the New Companies, however, their labor contracts remain with Telmex and Telnor.

•	Wholesale Unit. Telmex and Telnor established a business unit to provide the remaining wholesale services to other concessionaires, including interconnection, co- location for interconnection, inter-city and international long-distance dedicated links, resale of telephone lines, broadband and bundles, as well as certain passive infrastructure services, including shared use of towers.

The implementation of the Separation Plan has been complex, and some features remain uncertain and may require further development. As a result, we are not yet able to identify all the possible consequences, but some of the consequences could have a material adverse impact on us.

We have challenged the resolution in the Mexican courts. However, legal challenges will not suspend the implementation of the Separation Plan and final determinations are pending.

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

In the case of the market for wholesale dedicated- link leasing, the IFT’s predecessor, Cofetel, published an agreement in the Official Gazette, establishing requirements regarding tariffs, quality of service and information for dedicated-link circuits. Telmex and Telnor have filed petitions for relief against such resolutions, which are still pending. The regulation that could arise from these investigations has been already implemented by the IFT through the special regulatory regime for preponderant agents. However, given the uncertainty of the IFT’s actions, we are not able to identify all possible consequences and as a result an adverse resolution could have an impact on the Company’s future revenues in this market.

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

REGULATION

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

Telcel’s Concessions

Telcel operates under several different network and spectrum concessions covering particular frequencies and regions, holding an average of 232.7 MHz of capacity in

Mexico’s nine regions in the 850 MHz, 1900 MHz,1.7/2.1 GHz, 2.5 GHz and 3.5 GHz bands. The following table summarizes Telcel’s concessions.

FREQUENCY	COVERAGE AREA	INITIAL DATE	TERMINATION DATE

Band A (1900 MHz)	Nationwide	Sep. 1999	Oct. 2039

Band D (1900MHz)	Nationwide	Oct. 1998	Oct. 2038

Band B (850 MHz)	Regions 1, 2, 3	Aug. 2011	Aug. 2026

Band B (850 MHz)	Regions 4, 5	Aug. 2010	Aug. 2025

Band B (850 MHz)	Regions 6, 7, 8	Oct. 2011	Oct. 2026

Band B (850 MHz)	Region 9	Oct. 2015	Oct. 2030

Band F (1900MHz)	Nationwide	Apr. 2005	Apr. 2025

Bands A and B (1.7/2.1 GHz)	Nationwide	Oct. 2010	Oct. 2030

Bands H, I and J (1.7/2.1 GHz)	Nationwide	May 2016	Oct. 2030

Band 7 (2.5 GHz)	88% of the population	Jul. 2017	Sep. 2020(1) -Nov. 2028

Band 3.5 GHz	Nationwide	Oct. 2020(2)	Oct. 2040

(1) A request for extension has already been filed with the IFT.

(2) The term of this concession is currently in force and was extended by IFT in favor of Telmex until 2040 and afterwards it was assigned by Telmex to Telcel as of March 11, 2020.

Concessions Fees

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

In addition, Telmex currently holds concessions for the use of frequencies to provide point-to-point and point-to-multipoint transmission. Telmex obtained these concessions, including the 3.5 GHz band assigned in favor of Telcel, for a term of up to 20 years and were extended by the IFT for additional 20-year terms.

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

REGULATION

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

The Brazilian Congress has approved an updated legislation to modernize the current concession-based model to an authorization-based model. The updated law brings the possibility of allowing fixed-line concessionaires, such as Claro Brasil, to provide services under an authorization rather than a concession, as long as certain investment-related obligations are met. Under the new legislation, it is possible to extend the current concessions, as well as radio frequency licenses and orbital positions, for more than one period. The legislation also permits the possibility of a secondary market for trading cellphone frequencies. The legislation will be implemented by regulations promulgated by Anatel. We are currently evaluating the potential impact of this legislation on our operations.

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

In 2018, subsidiary Star One merged into Claro Brasil. As a result, all Brasilian satellite operation rights previously granted to Star One were transferred under the same terms and conditions to Claro Brasil. The satellite operation rights (AMC-12) covering regions outside of Brazil were relinquished by Star One before the merger.

In December 18, 2019, AMX announced the acquisition of 100% of the shares of Nextel Brazil and Sunbird Telecomunicações Ltda. (“Sundbird”), as well as its correspondent subsidiaries in Brazil. Nextel Brazil had authorizations to provide personal mobile services, specialized mobile services, multimedia communication services, paid fixed telephony services (national and international long-distance) and radiofrequency services in Brazil that were granted by Anatel. Sunbird had authorizations to provide specialized mobile services and radiofrequency services. Derived from the acquisition of Nextel Brazil and Sunbird by AMX, Anatel provided AMX with: (i) a term of 18 months to consolidate and cancel the overlapped authorizations granted in favor of Nextel Brazil and Sunbird; and (ii) a term of 2 months to adjust the radiofrequency thresholds.

In 2019, the subsidiary Primesys was merged into Claro Brasil. As a result, service authorizations granted to Primesys were transferred under the same terms and conditions to Claro Basil.

Our Brazilian subsidiaries hold licenses for the telecommunications services listed below and expect to continue acquiring spectrum if Anatel conducts additional public auctions, although Claro Brazil, like all of its peer competitors, is subject to a cap on the additional spectrum it may acquire per frequency band.

SUBSIDIARY	LICENSE	TERMINATION DATE
Claro Brasil	Fixed Local Voice Services	Indefinite

	Domestic and International Long-Distance	2025

	Voice Services	Indefinite

	Personal Communication Services	Indefinite

	Data Services	Indefinite

	Cable TV Services	Indefinite

	Mobile Maritime Services	Indefinite

	Global Mobile Satellite Services	Indefinite

Claro TV	DTH TV Services	Indefinite

	Data Services	Indefinite

Americel S.A.	Data Services	Indefinite

Telmex do Brasil	Data Services	Indefinite

Nextel Brazil	Personal Communication Services	Indefinite

	Domestic and International Long-Distance	Indefinite

	Data Services	Indefinite

	Trunking Services	Indefinite

Sunbird	Trunking Services	Indefinite

In addition, Claro Brasil has various orbital position authorizations for our satellite operations, which expire between 2022 and 2033, and radio frequency licenses to provide PCS, which expire between 2020 and 2032.

Nextel Brazil has radio frequency licenses to provide PCS, which expire between 2026 and 2031, and, radio frequency licenses to provide Trunking Services, which expire between 2020 and 2025, Sunbird has radio frequency licenses to provide Trunking Services, which expire in 2024.

Concessions

Claro Brasil holds two fixed-line concessions to provide domestic and international long-distance telephone services. The remaining telecommunications services provided by Claro Brasil are governed by a system of licenses instead of concession arrangements.

Concession Fees

Claro Brasil is required to pay a biennial fee equal to 2.0% of net revenues from wireless services, except for the final year of the 15 year term of its PCS authorizations, in which the fee equals 1.0% of net revenues from wireless services.

Claro Brasil is also required to pay a biennial fee during the term of its domestic and international long-distance concessions equal to 2.0% of the revenues from long- distance telephone services, net of taxes and social contributions, for the year preceding the payment.

Termination of Concessions

Our domestic and international long-distance fixed-line concessions provide that certain of our assets deemed “indispensable” for the provision of these services will revert to the Brazilian state upon termination of these concessions. Compensation for those assets would be their depreciated cost. See Note 17 to our audited consolidated financial statements included in this annual report.

Regulation of Rates

Anatel regulates rates (tariffs and prices) for all telecommunications services, except for fixed-line broadband services, Pay TV and satellite capacity rates, which are not regulated. In general, PCS license holders and fixed local voice services license-holders are authorized to increase basic plan rates annually. Domestic long-distance concession-holders may adjust rates annually only for inflation (less a factor determined by Anatel based on the productivity of each operator during the year). Claro Brasil may set international long-distance and mobile rates freely, provided that it gives Anatel and the public advance notice.

Regulation of Wholesale Market Competition

In November 2012, Anatel approved the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”), a comprehensive regulatory framework aimed at increasing competition in the telecommunications sector. The PGMC imposes asymmetric measures upon economic groups determined by Anatel to have significant market

REGULATION

power in any of the five wholesale markets in the telecommunications sector, on the basis of several criteria, including having over 20.0% of market share in the applicable market.

In 2012, Claro Brasil and three of its primary competitors were determined to have significant market power in the mobile wireless termination and national roaming markets. As a result, Claro Brasil was required to reduce mobile termination rates to 75.0% of the 2013 rates by February 2014, and to 50.0% of the 2013 rates by February 2015. In July 2014, Anatel established termination rates for mobile services applicable to operators with significant market power through 2019, based on a cost model, and in December 2018, Anatel established termination rates for mobile services applicable to operators with significant market power through 2023. Claro Brasil is also required to publish its reference roaming prices for voice, data and SMS on an annual basis, among other measures. These prices must be related to the Anatel reference values and need to be approved by Anatel before they can take effect. The approval of such prices by Anatel took place on January 2020.

In addition, Embratel was determined to have significant market power in the market for long-distance leased lines, Claro Brasil and Embratel were determined to have significant market power in the telecommunications infrastructure market, and Net Serviços was determined to have significant market power in the local coaxial transmissions market, together with several of their mobile and fixed-line competitors. Following the merger of Embratel and Net Serviços into Claro Brasil in 2014, Claro Brasil is required to publish, and Anatel approved its reference offers in each of these markets. Moreover, wholesale contracts entered into by operators determined to have significant market power for the sale of such operators’ services are overseen for compliance purposes by independent third-party companies.

In 2018, Anatel approved Claro Brasil’s most recent wholesale reference offers with respect to national roaming, telecommunications duct infrastructure, long- distance leased lines, high capacity transport above 34 Mbps, wireless networks interconnection, fixed network interconnection, internet network interconnection and internet links, which are reviewed and approved by Anatel on an annual basis.

Anatel also reviews its determination of which operators have significant market power on a quadrennial basis. Anatel began its first review of all telecom operators in 2014 and published the most recent list of operators with significant market power for each of the relevant markets in 2018. In addition to the review, in 2018 Anatel changed some of the asymmetric measures applicable under the PGMC and added two new wholesale markets covering high capacity transport and fixed network interconnection. Anatel has determined that Claro Brasil has significant market power in eight wholesale markets.

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

COLOMBIA

Legal Framework and Principal Regulatory Authorities

The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones, or “CRC”) are responsible for overseeing and regulating the telecommunications sector. The main audiovisual regulatory authorities in Colombia with respect to Pay TV services are the CRC, the ICT Ministry and the Industry and Commerce Superintendence (Superintendencia de Industria y Comercio, or “SIC”). Claro is also subject to supervision by other government entities responsible for enforcing other regulations, such as antitrust rules or those protecting consumer rights.

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

Licenses and Permits

Comcel holds licenses to provide mobile services in the spectrum frequency bands shown in the table below.

FREQUENCY	BANDWIDTH	TERMINATION DATE
850 MHz	25 MHz	Mar. 2024
1900 MHz	10 MHz	Dec. 2039
	5 MHz	Sept. 2021
	15 MHz	Apr. 2024
2.5 GHz	30 MHz	Aug. 2023
	10 MHz	Feb. 2021(1)
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
	10 MHz	Mar. 2040
700 MHz	20 MHz	Pending
(1) Refers to a temporary license, which we renew on an annual basis.

In 2013, Telmex Colombia S.A. obtained permission to provide Pay TV services under any available technology, pursuant to the ICT Ministry’s unified licensing system. The permission will expire in 2020 and may be renewed at the appropriate time for another 10-year term. On May 31, 2019, Telmex Colombia, S.A. merged into Comcel. The permission to provide Pay TV services granted in favor of Telmex Colombia, S.A. was simultaneously transferred to Comcel without modifications in connection with the merger. On July 30, 2019, Comcel’s permission to provide Pay TV was incorporated under Comcel’s general power to provide Pay TV granted to it under Law 1978 of 2019.

In 2017, the ICT Ministry issued a decree approving a higher cap on spectrum acquisitions by operators in low and high frequency bands. This new cap allows Comcel to participate in future spectrum auctions. The ICT Ministry has released its plan to conduct spectrum auctions in the 700 MHz, 1900 MHz and 2.5 GHz bands. The final resolution containing the auctions’ terms and conditions was published by the ICT Ministry during the fourth quarter of 2019. The auction took place on December 20, 2019. A subsidiary of Novator Partners LLP, a London-based private equity firm (the “Novator Subsidiary”), participated in the auction as a new competitor in the market. The Novator Subsidiary was granted a 20MHz license to operate in the 700MHz frequency band and three blocks of 10MHz for the 2,500MHz frequency band. Colombia Telecomunicaciones (Movistar) and Colombia Movil (Tigo) also participated in the auction. Tigo was granted a 40MHz license to operate in the 700MHz frequency band. Colombia Telecomunicaciones was not granted any licenses in the auction.

REGULATION

Subsequently, the Novator Subsidiary resigned and refused to exercise its rights under the license to operate one block of 10MHz for the 2,500MHz frequency band. As a consequence, on February 11, 2020, the ICT Ministry initiated an administrative proceeding to evaluate and decide on the effects caused by such resignation. Comcel was notified by the ICT Ministry and was considered an interested third party in the administrative proceeding.

Asymmetric Charges

In 2012, the CRC issued resolutions seeking to correct an alleged market failure and imposing the following measures on Comcel: (i) asymmetric charges for mobile and incoming long-distance call terminations by other operators on Comcel’s wireless network, with access rates lower than the rates we pay our competitors, and (ii) restrictions on the rates we charge our users for calls outside our network (off- net calls), which must not exceed the rates we charge for calls within our network (on-net calls). These asymmetric access charges ended in December 2016.

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

SOUTHERN CONE

ARGENTINA

The National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) is the main telecommunications regulatory authority in Argentina and became operational in 2016.

Fixed and mobile services providers are prohibited from providing DTH technology, which is currently the fastest way to provide Pay TV services. In 2017, the Argentine government issued a decree allowing telecommunications providers, including AMX Argentina S.A. (“AMX Argentina”), to provide Pay TV services via cable within a limited number of territories as of January 2018 and to the rest of the country as of January 2019. AMX Argentina has obtained the permissions necessary to provide Pay TV services via cable in accordance with the decree.

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

Claro Chile S.A. (“Claro Chile”) holds concessions to provide mobile and fixed-line services in the 700MHz, 850 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequency bands. Except for the concession to provide services in the 850 MHz frequency, which has an indefinite termination date, the concessions to provide services in the 700 MHz, 1900 MHz, 2.6 GHz, 3.4 GHz and 5.8 GHz frequencies have termination dates that vary from 2027 to 2045. Claro Chile also holds license to provide DTH technology services until

2024 and a license with an indefinite term to provide Pay TV services. In 2018, the Chilean Supreme Court (Corte Suprema de Justicia) issued a ruling requiring Claro to return 20 MHz of spectrum acquired through a band auction because Claro supposedly exceeded the limit of spectrum any given operator is permitted to hold. The return of such spectrum is currently being implemented before the Competition Court (Tribunal de Defensa de la Libre Competencia, or the “TDLC”). In addition, pursuant to the ruling, and in order to increase the maximum limit, SUBTEL initiated a review of such limit of spectrum through a regulatory proceeding before the TDLC, which shall now be reviewed by the Chilean Supreme Court.

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

In November 2019, the Telecommunications Commission of Paraguay granted AMX Paraguay a license to provide internet access and data transmission services in the 3,500 MHz frequency band, effective until January 12, 2024

URUGUAY

The Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones) is in charge of the regulation of the telecommunications industry in Uruguay.

AM Wireless Uruguay, S.A. holds licenses to operate in the 1900 MHz, 1700/2100 MHz and 700 MHz frequency bands that expire in 2024, 2033, 2037, 2039 and 2045, and Telstar S.A. holds licenses to provide international long- distance communications and international and national data services that have no expiration date.

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

REGULATION

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

Conecel paid to the Ecuadorian government U.S. $29.7 million, which corresponds to 3.0% of its wireless services revenues generated in 2019. An arbitration proceeding to partially void the payment by Conecel of such fees was conducted and a decision in favor of the government was reached. Conecel has appealed this decision and, as of the date of this annual report, a decision of the Constitutional Court is pending.

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

In 2018, Conecel paid Arcotel U.S.$11.9 million based on its annual revenues for the 2015 period and was required to pay U.S.$13 million based on its annual revenues for the 2016 period.

For its Universal Service contribution, Conecel was required to pay U.S.$5 million for the 2015 period and U.S.$6 million for the 2016 period. Conocel obtained a judicial order that suspended the collection process for the 2015 and 2016 periods.

All these recalculation proceedings are under dispute with Arcotel and subject to arbitration proceedings where resolutions are pending.

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

Spectrum reframing is the process conducted by the MTC to properly order the assignment of a frequency band in order to have continuous coverage nationwide and adequate bandwidth. The MTC issued the final decision on the spectrum reframing for the 2.5 Ghz band, granting 80 Mhz to TVS Wireless, S.A.C. (Lima and Callao) and Olo del Peru, S.A.C. (rest of the country).

Each of the concessions was awarded by the MTC and covers a 20-year period. The concessions contain coverage, reporting, service requirement and spectral efficiency goals. The MTC is authorized to cancel any of the concessions in the case of specified breaches of its terms.

EUROPE AND OTHER JURISDICTIONS

European Legal Framework and Principal Regulatory Authorities

The telecommunications regulatory framework in the EU is currently based on five Directives (“Framework”, “Access and Interconnection”, “Authorization”, “Universal Service and Users’ Rights” and “Privacy and Data Protection”) that apply to all EU member countries and regulate all forms of fixed and wireless services, internet, broadcasting and transmission services. Austria, Bulgaria, Croatia and Slovenia are EU member countries. Macedonia and Serbia, candidates for accession to the EU, are expected to gradually harmonize their regulatory frameworks with the EU’s framework. The framework is going to be replaced by the European Electronic Communications Code which is to be transposed into national law before December 21st, 2020.

In each European country in which we operate, we are also subject to a domestic telecommunications regulatory framework and to oversight by one or more local regulators.

Licenses

COUNTRY	FREQUENCY	TERMINATION DATE

AUSTRIA	800 MHz	Dec. 2029

	900 MHz	Dec. 2034

	1800 MHz	Dec. 2034

	2100 MHz	Dec. 2020

	2600 MHz	Dec. 2026

	3500 MHz	Dec 2039

BELARUS	900 MHz	Dec. 2020

	1800 MHz	Dec. 2020

	2100 MHz	Dec. 2020

BULGARIA	900 MHz	June 2024

	1800 MHz	June 2024

	2100 MHz	Apr. 2025

CROATIA	800 MHz	Oct. 2024

	900 MHz	Oct. 2024

	1800 MHz	Oct. 2024

	2100 MHz	Oct. 2024

MACEDONIA	800 MHz	Dec. 2033

	900 MHz	Sept. 2023

	1800 MHz	Dec. 2033

	2100 MHz	Feb. 2028

SERBIA	800 MHz	Jan. 2026

	900 MHz	Nov. 2026

	1800 MHz	Nov. 2026

	2100 MHz	Nov. 2026

SLOVENIA	800 MHz	May 2029

	900 MHz	Jan. 2031

	1800 MHz	Jan. 2031

	2100 MHz	Sept. 2021

	2600 MHz	May 2029

REGULATION

OTHER JURISDICTIONS

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

COSTA RICA	Superintendency of Telecommunications (Superintendencia de Telecomunicaciones) Ministry of Science, Technology and Telecommunications (Ministerio de Ciencia, Tecnología y Telecomunicaciones)

•  Concessions in the AWS and 1800 MHz bands that expire in 2032

•  Concessions in the 2100 MHz band that expire in 2026

•  License to operate Pay TV services using DTH technology that will expire in 2026

EL SALVADOR	Electricity and Telecommunications Superintendency (Superintendencia General de Electricidad y Telecomunicaciones)

•  Concession of 50 MHz in the 1900 MHz band of which 30 MHz that expire in 2038, 10 MHz that expire in 2041 and 10 MHz that expire in 2028

•  Concession to provide public telephone service that expires in 2027

•  Licenses to provide Pay TV Services through HFC and DTH technologies have an indefinite term

GUATEMALA	Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones)	• Licenses to use 12 MHz in the 900 MHz band and 120 MHz in the 1900 MHz band that all expire in 2033 • Concession of 175 MHz in the 3.5 GHz band that will expire in 2033

NICARAGUA	Nicaraguan Telecommunications and Mailing Institute (Instituto Nicaragüense de Telecomunicaciones y Correos)

•  Concessions in the 700 MHz, 850 MHz, 1900 MHz and 1700/2100 MHz bands that all expire in 2032

•  Concession of 50 MHz in the 3.5 GHz band that will expire in 2042

•  Licenses to provide DTH technology that will expire in January 2028 (renewal granted in 2018) and Pay TV services that has an indefinite term

HONDURAS	Honduran National Telecommunications Commission (Comisión Nacional de Telecomunicaciones)

•  Concessions to use 80 MHz in the 1900 MHz PCS band and 40 MHz in the LTE-4G 1700/2100 MHz band that all expire in 2033

•  Licenses to operate Pay TV services through (i) HFC technology that will expire in 2027 and (ii) DTH technology that will expire in 2020

PANAMA	National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)	• License to use 40 MHz in the 1900 MHz and 20 MHz in the 700 MHz bands that all expire in 2028 • Licenses to provide fixed local and long-distance services that expire in 2030

COUNTRY	PRINCIPAL REGULATORY AUTHORITIES	CONCESSION AND LICENSES

•  License to provide internet service that expires in 2033

•  Licenses to provide international long-distance, value-added services, interactive television, and Pay TV service through DTH and IPTV technologies, which expire in 2028, 2030, 2037 and 2034, respectively

•  License for data transportation, Service No. 200, which expires in 2023

UNITED STATES	The FCC	• International Section 214 Authorization (Claro Enterprise Solutions)

DOMINICAN REPUBLIC	Dominican Institute of Telecommunications (Instituto Dominicano de las Telecomunicaciones)

•  Concession to provide fixed and wireless services, internet and pay TV services through DTH and IPTV technologies that expire in 2030

•  Licenses to use 25 MHz in the 800 MHz band, 30 MHz in the 1900 MHz band, 80 MHz in the 2.5/2.7 GHz band, 30 MHz in the 3.5 GHz band and 40 MHz in the 1.7/2.1 GHz (AWS) band that expire in 2030

PUERTO RICO	Federal Communications Commission (FCC) and the Telecommunications Bureau of Puerto Rico

•  Concessions to use the 700 MHz, 1900 MHz and the 28 GHz bands that expire in 2021, 2027 and 2029, respectively

•  Concessions to use the 800 MHz that expire in, 2020, 2021 and 2026 and 2028.

•  Concessions to use the AWS-1 and AWS-3 bands (1.7/2.1 GHz) that expire in 2026 and 2028, respectively

•  Long-term transfer lease concessions to use 35.6 MHz of the 2.5 GHz band that expire in 2020, 2022, 2023, 2025 and 2026

•  Franchise to operate Pay TV services using IPTV technology that expires in 2030

The Network for

PART VII ADDITIONAL INFORMATION Development

EMPLOYEES

Many of our employees are members of labor unions with which we conduct collective negotiations on wages, benefits and working conditions. We believe that we have good current relations with our workforce.

The following table sets forth the total number of employees and a breakdown of employees by main category of activity and geographic location, as of the end of each year in the three-year period ended December 31, 2019.

	DECEMBER 31,
	2017	2018	2019
NUMBER OF EMPLOYEES	191,851	189,448	191,523
CATEGORY OF ACTIVITY:
Wireless	78,910	77,845	83,091
Fixed	94,496	92,429	87,034
Other businesses	18,445	19,174	21,398
GEOGRAPHIC LOCATION:
Mexico	88,417	88,613	89,539
South America	64,619	62,500	61,058
Central America	9,694	9,586	10,372
United States	852	848	859
Caribbean	9,311	9,195	11,351
Europe	18,958	18,706	18,344

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us and our subsidiaries by our independent registered public accounting firm, Mancera, during the fiscal years ended December 31, 2018 and 2019:

	YEAR ENDED DECEMBER 31,
	2018	2019
	(in millions of Mexican pesos)

Audit fees(1)	Ps. 248	Ps. 250

Audit-related fees(2)	23	17

Tax fees(3)	30	34

Total fees	Ps. 301	Ps. 301

(1) Audit fees represent the aggregate fees billed by Mancera and its Ernst & Young Global affiliated firms in connection with the audit of our annual financial state- ments and statutory and regulatory audits.

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

The following documents have been filed with the SEC as exhibits to this annual report:

1.1	Amended and Restated Bylaws (estatutos sociales) of América Móvil, S.A.B. de C.V., dated as of April 16, 2018 (together with an English translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F File No. 001-16269, filed on April 26, 2018).
2.1	Description of Rights of Each Class of Securities
8.1	List of certain subsidiaries of América Móvil, S.A.B. de C.V.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of our annual report on Form 20-F, File No. 001-16269, filed on April 26, 2018).
15.2	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Document.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of América Móvil, none of which authorizes securities in a total amount that exceeds 10% of the total assets of América Móvil. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this annual report constitutes “forward- looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements.

Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;
•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;
•	statements concerning regulation;
•	the impact of COVID-19;
•	or regulatory developments;
•	statements about our future economic performance or that of Mexico or other countries in which we operate;
•	competitive developments in the telecommunications sector;
•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and
•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include the impact of the COVID-19 pandemic, economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	Not applicable	—

2	OFFER STATISTICS AND EXPECTED TIMETABLE	Not applicable	—

3	KEY INFORMATION

	3A Selected financial data	Selected financial data	2

	3B Capitalization and indebtedness	Not applicable	—

	3C Reasons for the offer and use of proceeds	Not applicable	—

	3D Risk factors	Risk factors	45

4	INFORMATION ON THE COMPANY

	4A History and development of the Company	Information on the Company	5
		Note 10—Property, Plant and Equipment, Net	F-39
		Liquidity and capital resources	36
		Additional Information	109

	4B Business overview	Information on the Company	5
		Regulation	89

	4C Organizational structure	Exhibit 8.1	—

	4D Property, plant and equipment	Information on the Company	5
		Note 10—Property Plant and Equipment, Net	F-39
		Liquidity and capital resources	36
		Regulation	89

4A	Unresolved staff comments	None	—

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	5A Operating results	Overview	20

		Results of operations	22

		Regulation	89

		Liquidity and capital resources	36

	5B Liquidity and capital resources	Note 14—Debt	F-51

	5C Research and development, patents and licenses, etc.	Not applicable	—

	5D Trend information	Overview	20

		Results of operations	22

	5E Off-balance sheet arrangements	Off-balance sheet arrangement	36

	5F Tabular disclosure of contractual obligations	Contractual obligations	37

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	6A Directors and senior management	Management	70

	6B Compensation	Management	70

	6C Board practices	Management	70
		Management	70

	6D Employees	Employees	107

	6E Share ownership	Major shareholders	60
		Management	70

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	7A Major shareholders	Major shareholders	60

	7B Related party transactions	Related party transactions	61

	7C Interests of experts and counsel	Not applicable	—

8	FINANCIAL INFORMATION

	8A Consolidated statements and other financial information	Consolidated Financial Statements	116
		Dividends	62
		Note 17—Commitments and Contingencies	F-59

	8B Significant changes	Not applicable	—

9	THE OFFER AND LISTING
	9A Offer and listing details	Trading markets	62
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	62
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

10	ADDITIONAL INFORMATION
	10A Shareholders’ equity	Bylaws	62
	10B Memorandum and articles of association	Bylaws	62
	10C Material contracts	Information on the Company	5
		Results of operations	22
		Related party transactions	61
		Regulation	89

	10D Exchange controls	Additional information	109

	10E Taxation	Taxation of shares and ADSs	64

	10F Dividends and paying agents	Not applicable	—

	10G Statement by experts	Not applicable	—

	10H Documents on display	Additional information	109

	10I Subsidiary information	Not applicable	—

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Risk management	41
		Note 2 a)—Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices	F-7

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	12A Debt securities	Not applicable	—

	12B Warrants and rights	Not applicable	—

	12C Other securities	Not applicable	—

	12D American Depositary Shares	Bylaws	62

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	—

FORM 20-F CROSS REFERENCE GUIDE

ITEM	FORM 20-F CAPTION	LOCATION IN THIS REPORT	PAGE

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

	HOLDERS AND USE OF PROCEEDS	Not applicable	—

15	CONTROLS AND PROCEDURES	Controls and procedures	82

16A	AUDIT COMMITTEE FINANCIAL EXPERT	Management	70

16B	CODE OF ETHICS	Code of ethics	85

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Principal accountant fees and services	108

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	Not applicable	—

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	Purchases of equity securities by the issuer and affiliated purchasers	63

16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	Not applicable	—

16G	CORPORATE GOVERNANCE	Corporate governance	79

16H	MINE SAFETY DISCLOSURE	Not applicable	—

17	FINANCIAL STATEMENTS	Not applicable	—

18	FINANCIAL STATEMENTS	Consolidated Financial statements	116

19	EXHIBITS	Additional Information	109

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 29, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

PART VIII
CONSOLIDATED FINANCIAL STATEMENTS

your Solutions

PART VIII CONSOLIDATED FINANCIAL STATEMENTS

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2017, 2018 and 2019

with Report of Independent Registered Public Accounting Firm

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2017, 2018 and 2019

Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Adoption of International Financial Accounting Standard (IFRS) 16

As discussed in Note 2 a), item i) to the consolidated financial statements, effective January 1, 2019, the Company changed its method of accounting for leases, as a result of the adoption of International Financial Accounting Standard 16, “Leases” (IFRS 16), applying the modified retrospective approach. As explained below, auditing the Company’s adoption of IFRS 16 was a Critical Audit Matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred tax assets, realizability of Net Operating Loss Carryforwards

Description of the Matter

As discussed in Note 13 to the consolidated financial statements, at December 31, 2019, the balance of deferred tax assets was $106,167,897 thousands of Mexican pesos. The Company has recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately $26,630,407 thousands of Mexican pesos, the majority of which arises from one of its subsidiaries.

Auditing management´s assessment of the realizability of the deferred tax assets arising from NOLs involved complex auditor judgement because management´s estimate of realizability was based on assessing the probability, timing and sufficiency of expected reversals of taxable temporary differences, future taxable profits and available tax planning opportunities. These projections are sensitive because they are affected by future operating results and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the realizability of the deferred tax assets. We tested controls over management’s analyses of the reversal of existing taxable temporary differences, their projections of future taxable income and related assumptions used in developing the projected financial information and their identification of available tax planning opportunities. Our audit also included the evaluation of controls that address the completeness and accuracy of the data utilized in the valuation models.

Our audit procedures to test the realizability of the deferred tax assets arising from NOLs also included, among others, the review of management´s estimates of future taxable income, the methodology used, the significant assumptions and the underlying data used by the Company in developing the projected financial information, such as the weighted average cost of capital, customer attrition rates, growth rates, and other key assumptions by comparing them with historical, economic and industry trends and evaluating whether changes to the Company´s business model and other factors would significantly affect the projected financial information. We also involved specialists to evaluate the methodologies and assumptions used, and to test the calculations used by the Company.

In addition, with the assistance of our tax professionals, we assessed the application of relevant tax law, including assessing the Company’s future tax planning opportunities and scheduling of the timing and amounts of expected reversals of taxable temporary differences.

Impairment of goodwill

Description of the Matter

As discussed in Notes 2 item i) and 11 to the consolidated financial statements, at December 31, 2019, the Company’s goodwill balance was $152,899,801 thousands of Mexican pesos, the Company tests goodwill at least annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of a CGU exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use.

Auditing management´s assessment of impairment of goodwill involved complex auditor judgement because the estimations required to determine the fair value and value-in-use of the CGUs, including revenue growth rates, operating margins and weighted average cost of capital, are sensitive to, and affected by, economic factors, technological changes and market conditions, among other factors.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement related to the determination of the impairment of goodwill, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.

Our audit procedures to test the impairment of goodwill also included, among others, evaluating the methodology used, testing the significant assumptions mentioned above and the underlying data used by the Company. We assessed the historical accuracy of management’s estimates and projections by comparing them to actual results and obtaining appropriate explanations for the variances; examined management’s support for the current estimates and projections, by comparing them to industry and economic trends, including market participant data; evaluated management’s methodology for determining that the weighted average cost of capital that reflects the economic conditions impacting CGUs; and also tested the completeness and accuracy of the underlying data, and evaluated other factors that would significantly affect the projected financial information and thus the fair value and value-in-use of the CGUs.

We also involved our valuation specialist to evaluate the methodologies and assumptions used, and to test the calculations used by the Company.

Valuation of Employee Benefit Obligations

Description of the Matter

As discussed in Note 2, item q) to the consolidated financial statements, at December 31, 2019, the defined benefit pension obligation balance was $152,507,058 thousands of Mexican pesos. The Company assessed and updated its estimates and assumptions used to actuarially measure and value the defined benefit pension obligation as of December 31, 2019, using the assistance of independent actuarial specialists.

Auditing the defined benefit pension obligation involved complex auditor judgement and required the involvement of actuarial specialists because of the highly judgmental nature of the actuarial assumptions, such as discount rates, inflation rates, future compensation levels, mortality rates and longevity, among others. These assumptions have significant effects on the amount of the projected benefit obligation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement and valuation of the defined benefit pension obligation. We tested controls over management’s review of the defined benefit pension obligation calculations, the significant actuarial assumptions used and the data inputs provided to the independent actuary. We also evaluated the objectivity and competence of the specialists used by management.

Our audit procedures to test the measurement and valuation of the defined benefit pension obligation included, among others, evaluating the methodology used, assessing the significant actuarial assumptions noted above and testing the underlying data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension obligation from prior year due to changes in service cost, interest cost, actuarial gains and losses, benefit payments, contributions and other activities; we involved our specialists to assist in the assessment of the actuarial model and the evaluation of the Company´s key assumptions by comparing them with publicly available market data and historical experience; in addition, our specialists evaluated management’s methodology for determining discount rates which reflect the maturity and duration of the benefit payments.

To evaluate the future compensation levels, the mortality rate and the longevity, we assessed whether the information is consistent with publicly available information, and whether any market data adjusted for entity-specific adjustments were applied. We also tested the completeness and accuracy of the underlying data, including the market participant data provided by management to its actuarial specialists.

Adoption of IFRS 16—“Leases”

Description of the Matter

As discussed in Note 2 a), item i) to the consolidated financial statements, the Company adopted the IFRS 16 effective January 1, 2019, which included recognizing a right-of-use asset and corresponding lease liability. Upon adoption, the Company recorded $119,387,660 thousands of Mexican pesos of right-of-use assets and lease liabilities using the modified retrospective method with no material impact on equity.

Auditing the adoption of IFRS 16 involved complex auditor judgement and required the involvement of specialists because of the highly judgmental nature of the methodology, assumptions and other factors, such as the estimation of the incremental borrowing rate, lease terms and the large volume of contracts which vary per business units and locations. These assumptions and factors have a significant effect on the lease liability and right-of-use asset values.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement, valuation and completeness of the implementation of the standard. We tested controls over the Company’s process for evaluating the completeness of their lease population, assessed the terms of lease agreements and assumptions used to determine the incremental borrowing rate.

Our audit procedures to test the implementation of IFRS 16 included, among others, evaluating the methodology used, the significant assumptions noted above and the underlying data used by the Company. To test the completeness and accuracy of the underlying data used to calculate the right of use asset and lease liability, we selected a sample of contracts with recurring payments and assessing their inclusion in the Company’s analysis and evaluating the Company’s conclusions on whether such arrangements were leases, in addition, we corroborated lease terms of leases to determine whether these attributes were considered and computed in the calculation; we involved our valuation specialists to assist in evaluating significant assumptions and management´s methodology for determining the incremental borrowing rate. We tested the Company’s calculations to determine the right-of-use asset and lease liability as of adoption.

/s/ Mancera, S.C.

We have served as the Company’s auditor since 1993.

Mexico City, Mexico

April 29, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	Note	At December 31,
		2018		2019		2019 Millions of U.S. dollars
Assets
Current assets:
Cash and cash equivalents	3	Ps.	21,659,962	Ps.	19,745,656	US$	1,048
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	4		49,015,934		47,718,025		2,532
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	5		216,226,920		204,706,296		10,863
Related parties	6		1,263,605		1,273,140		68
Derivative financial instruments	7		5,287,548		6,825,760		362
Inventories, net	8		40,305,362		41,102,012		2,181
Other current assets, net	9		15,296,193		9,473,434		503

Total current assets		Ps.	349,055,524	Ps.	330,844,323	US$	17,557
Non-current assets:
Property, plant and equipment, net	10	Ps.	640,000,720	Ps.	639,343,370	US$	33,926
Intangibles, net	11		122,137,703		125,169,389		6,642
Goodwill	11		145,566,497		152,899,801		8,113
Investments in associated companies			3,132,707		2,474,193		131
Deferred income taxes	13		111,186,768		106,167,897		5,634
Accounts receivable, subscriber, distributors and contract assets, net	5		15,681,872		15,139,442		803
Other assets, net	9		42,461,601		41,892,019		2,223
Right-of-use assets	15		—		118,003,223		6,262

Total assets		Ps.	1,429,223,392	Ps.	1,531,933,657	US$	81,291

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	14	Ps.	96,230,634	Ps.	129,172,033	US$	6,854
Short-term liability related to right-of-use of assets	15		—		25,894,711		1,374
Accounts payable	16a		221,957,267		216,112,824		11,468
Accrued liabilities	16b		56,433,691		52,371,252		2,779
Income tax	13		19,232,191		33,026,606		1,752
Other taxes payable			23,979,334		24,373,400		1,293
Derivative financial instruments	7		13,539,716		9,596,751		509
Related parties	6		2,974,213		3,460,419		184
Deferred revenues			32,743,843		31,391,749		1,666

Total current liabilities		Ps.	467,090,889	Ps.	525,399,745	US$	27,879
Non-current-liabilities:
Long-term debt	14	Ps.	542,691,819	Ps.	495,082,444	US$	26,271
Long-term liability related to right-of-use of assets	15		—		94,702,022		5,025
Deferred income taxes	13		24,573,441		18,093,041		960
Income tax	13		7,891,042		—		—
Deferred revenues			3,239,301		3,425,738		182
Derivative financial instruments	7		3,567,863		—		—
Asset retirement obligations	16c		15,971,601		15,816,744		839
Employee benefits	18		118,325,014		152,507,058		8,093

Total non-current liabilities		Ps.	716,260,081	Ps.	779,627,047	US$	41,370

Total liabilities		Ps.	1,183,350,970	Ps.	1,305,026,792	US$	69,249

Equity:
Capital stock	20	Ps.	96,338,378	Ps.	96,338,262	US$	5,112
Retained earnings:
Prior years			184,689,288		213,719,236		11,341
Profit for the year			52,566,197		67,730,891		3,594

Total retained earnings			237,255,485		281,450,127		14,935
Other comprehensive loss items			(137,598,218)		(199,878,430)		(10,605)

Equity attributable to equity holders of the parent			195,995,645		177,909,959		9,442
Non-controlling interests			49,876,777		48,996,906		2,600

Total equity			245,872,422		226,906,865		12,042

Total liabilities and equity		Ps.	1,429,223,392	Ps.	1,531,933,657	US$	81,291

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	Note	For the years ended December 31
		2017		2018		2019		2019 Millions of U.S. dollars, except for earnings per share
Operating revenues:
Service revenues		Ps.	878,411,323	Ps.	863,647,642	Ps.	834,365,232	US$	44,275
Sales of equipment			143,222,212		174,560,039		172,982,637		9,179

		Ps.	1,021,633,535	Ps.	1,038,207,681	Ps.	1,007,347,869	US$	53,454

Operating costs and expenses:
Cost of sales and services			496,335,746		508,822,430		471,736,157		25,032
Commercial, administrative and general expenses			240,634,431		227,192,478		215,993,865		11,461
Other expenses			24,345,113		6,923,022		5,862,102		311
Depreciation and amortization	9,10,11 and 15		160,174,942		155,712,580		158,915,210		8,433

		Ps.	921,490,232	Ps.	898,650,510	Ps.	852,507,334	US$	45,237

Operating income		Ps.	100,143,303	Ps.	139,557,171	Ps.	154,840,535	US$	8,217

Interest income			2,925,648		10,646,169		6,284,672		333
Interest expense			(30,300,781)		(31,771,433)		(37,911,339)		(2,012)
Foreign currency exchange (loss) gain, net			(13,818,951)		(7,261,956)		5,226,071		277
Valuation of derivatives, interest cost from labor obligations and other financial items, net	22		(1,943,760)		(10,176,316)		(7,075,342)		(375)
Equity interest in net result of associated companies			91,385		267		(17,609)		(1)

Profit before income tax			57,096,844		100,993,902		121,346,988		6,439
Income tax	13		24,941,511		46,477,079		51,033,533		2,708

Net profit for the year		Ps.	32,155,333	Ps.	54,516,823	Ps.	70,313,455	US$	3,731

Net profit for the year attributable to:
Equity holders of the parent		Ps.	29,325,921	Ps.	52,566,197	Ps.	67,730,891	US$	3,594
Non-controlling interests			2,829,412		1,950,626		2,582,564		137

		Ps.	32,155,333	Ps.	54,516,823	Ps.	70,313,455	US$	3,731

Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.44	Ps.	0.79	Ps.	1.03	US$	0.05

Other comprehensive income (loss) items:
Net other comprehensive (loss) income that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		Ps.	(18,309,877)	Ps.	(64,314,032)	Ps.	(35,536,252)	US$	(1,886)
Effect of fair value of derivatives, net of deferred taxes			12,292		—		—		—
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes			(7,046,089)		757,278		(29,535,672)		(1,567)
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes			622,424		(3,765,688)		883,408		47

Total other comprehensive loss items for the year, net of deferred taxes	21		(24,721,250)		(67,322,442)		(64,188,516)		(3,406)

Total comprehensive income (loss) for the year		Ps.	7,434,083	Ps.	(12,805,619)	Ps.	6,124,939	US$	325

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		Ps.	1,201,698	Ps.	(11,770,227)	Ps.	5,450,679	US$	289
Non-controlling interests			6,232,385		(1,035,392)		674,260		36

		Ps.	7,434,083	Ps.	(12,805,619)	Ps.	6,124,939	US$	325

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2017, 2018 and 2019

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Unrealized gain (loss) on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at January 1, 2017	Ps.	96,337,514	Ps.	358,440	Ps.	157,356,860	Ps.	(12,292)	Ps.	(6,669,720)	Ps.	(68,005,050)	Ps.	29,549,491	Ps.	208,915,243	Ps.	62,108,524	Ps.	271,023,767
Net profit for the year		—		—		29,325,921		—		—		—		—		29,325,921		2,829,412		32,155,333
Effect of fair value of derivatives, net of deferred taxes		—		—		—		12,292		—		—		—		12,292		—		12,292
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		—		622,424		—		—		622,424		—		622,424
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(7,075,606)		—		(7,075,606)		29,517		(7,046,089)
Effect of translation of foreign entities		—		—		—		—		—		—		(21,683,333)		(21,683,333)		3,373,456		(18,309,877)

Comprehensive income (loss) for the year		—		—		29,325,921		12,292		622,424		(7,075,606)		(21,683,333)		1,201,698		6,232,385		7,434,083
Dividends declared		—		—		(19,815,470)		—		—		—		—		(19,815,470)		(1,848,108)		(21,663,578)
Stock dividend		1,264		—		4,902,818		—		—		—		—		4,904,082		—		4,904,082
Repurchase of shares		(270)		—		(1,040,686)		—		—		—		—		(1,040,956)		—		(1,040,956)
Other acquisitions of non-controlling interests		—		—		(285)		—		—		—		—		(285)		(23,596)		(23,881)

As of January 1, 2018		96,338,508		358,440		170,729,158		—		(6,047,296)		(75,080,656)		7,866,158		194,164,312		66,469,205		260,633,517
Effect of adoption of new accounting standards		—		—		19,598,349		—		—		—		—		19,598,349		518,440		20,116,789

As of January 1, 2018 (restated)		96,338,508		358,440		190,327,507		—		(6,047,296)		(75,080,656)		7,866,158		213,762,661		66,987,645		280,750,306

Net profit for the year		—		—		52,566,197		—		—		—		—		52,566,197		1,950,626		54,516,823
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		—		(3,765,688)		—		—		(3,765,688)		—		(3,765,688)
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		652,722		—		652,722		104,556		757,278
Effect of translation of foreign entities		—		—		—		—		—		—		(61,223,458)		(61,223,458)		(3,090,574)		(64,314,032)

Comprehensive income (loss) for the year		—		—		52,566,197				(3,765,688)		652,722		(61,223,458)		(11,770,227)		(1,035,392)		(12,805,619)
Dividends declared		—		—		(21,134,520)		—		—		—		—		(21,134,520)		(1,850,462)		(22,984,982)
Hyperinflation adjustment		—		—		15,826,934		—		—		—		—		15,826,934		—		15,826,934
Repurchase of shares		(130)		—		(518,633)		—		—		—		—		(518,763)		—		(518,763)
Redemption of hybrid bond		—		—		—		—		—		—		—		—		(13,440,120)		(13,440,120)
Other acquisitions of non-controlling interests		—		—		(170,440)		—		—		—		—		(170,440)		(784,894)		(955,334)

Balance at December 31, 2018	Ps.	96,338,378	Ps.	358,440	Ps.	236,897,045	Ps.	—	Ps.	(9,812,984)	Ps.	(74,427,934)	Ps.	(53,357,300)	Ps.	195,995,645	Ps.	49,876,777	Ps.	245,872,422
Net profit for the year		—		—		67,730,891		—		—		—		—		67,730,891		2,582,564		70,313,455
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		—		883,408		—		—		883,408		—		883,408
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		—		(29,153,554)		—		(29,153,554)		(382,118)		(29,535,672)
Effect of translation of foreign entities		—		—		—		—		—		—		(34,010,066)		(34,010,066)		(1,526,186)		(35,536,252)

Comprehensive income (loss) for the year		—		—		67,730,891				883,408		(29,153,554)		(34,010,066)		5,450,679		674,260		6,124,939
Dividends declared		—		—		(23,106,823)		—		—		—		—		(23,106,823)		(1,473,290)		(24,580,113)
Repurchase of shares		(116)		—		(427,212)		—		—		—		—		(427,328)		—		(427,328)
Other acquisitions of non-controlling interests		—		—		(2,214)		—		—		—		—		(2,214)		(80,841)		(83,055)

Balance at December 31, 2019	Ps.	96,338,262	Ps.	358,440	Ps.	281,091,687	Ps.	—	Ps.	(8,929,576)	Ps.	(103,581,488)	Ps.	(87,367,366)	Ps.	177,909,959	Ps.	48,996,906	Ps.	226,906,865

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

		For the years ended December 31
	Note	2017		2018		2019		2019 Millions of U.S. dollars
Operating activities
Profit before income tax		Ps.	57,096,844	Ps.	100,993,902	Ps.	121,346,988	US$	6,439
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets	10 and 15		135,206,080		129,115,727		138,386,952		7,344
Amortization of intangible and other assets	9 and 11		24,968,862		26,596,853		20,528,258		1,089
Equity interest in net income of associated companies			(91,385)		(267)		17,609		1
Loss on sale of property, plant and equipment			145,225		664,777		119,272		6
Net period cost of labor obligations	18		13,636,182		13,989,100		16,609,565		881
Foreign currency exchange loss, net			11,699,985		6,148,612		(7,250,635)		(387)
Interest income			(2,925,648)		(10,646,169)		(6,284,672)		(333)
Interest expense			30,300,781		31,771,433		37,911,339		2,012
Employee profit sharing			1,751,312		1,500,342		1,618,695		86
Loss in valuation of derivative financial instruments, capitalized interest expense and other, net			(19,010,851)		(7,518,445)		(9,202,167)		(488)
Gain on net monetary positions	22		—		(4,429,145)		(4,267,194)		(226)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			1,799,095		(15,420,291)		6,800,942		361
Prepaid expenses			4,588,584		3,264,685		9,079,931		482
Related parties			(558,651)		38,426		476,671		25
Inventories			(2,991,009)		(3,232,136)		(2,095,622)		(111)
Other assets			(4,763,394)		(6,081,740)		(6,597,262)		(350)
Employee benefits			(14,692,218)		(14,235,549)		(20,224,276)		(1,073)
Accounts payable and accrued liabilities			5,190,137		23,997,632		(16,811,135)		(892)
Employee profit sharing paid			(1,471,946)		(1,013,799)		(2,187,316)		(116)
Financial instruments and other			1,515,668		5,286,290		(1,774,932)		(94)
Deferred revenues			(452,913)		38,243		(636,221)		(34)
Interest received			819,940		1,215,800		1,008,076		53
Income taxes paid			(23,988,305)		(33,713,753)		(42,294,398)		(2,244)

Net cash flows provided by operating activities		Ps.	217,772,375	Ps.	248,330,528	Ps.	234,278,468	US$	12,431

Investing activities
Purchase of property, plant and equipment			(119,185,137)		(143,888,033)		(132,884,335)		(7,051)
Acquisition of intangibles			(17,538,541)		(7,933,647)		(18,962,856)		(1,006)
Dividends received	22		2,385,559		2,622,237		1,773,336		94
Proceeds from sale of plant, property and equipment			133,349		178,532		344,924		18
Acquisition of businesses, net of cash acquired	12		(6,878,793)		(310,604)		(13,330,651)		(707)
Partial sale of shares of associated company			340,040		548,484		36,478		2
Investments in associate companies			—		—		(56,985)		(3)

Net cash flows used in investing activities		Ps.	(140,743,523)	Ps.	(148,783,031)	Ps.	(163,080,089)	US$	(8,653)

Financing activities
Loans obtained			143,607,726		155,263,221		118,082,256		6,266
Repayment of loans			(171,041,215)		(189,314,144)		(109,808,816)		(5,827)
Payment of liability related to right-of-use of assets	15		—		—		(26,765,075)		(1,420)
Interest paid			(31,196,441)		(30,869,017)		(28,046,695)		(1,488)
Repurchase of shares			(1,233,371)		(511,421)		(435,713)		(23)
Dividends paid			(16,091,390)		(22,369,793)		(24,248,145)		(1,287)
Derivative financial instruments			(71,474)		—		—		—
Redemption of hybrid bond			—		(13,440,120)		—		—
Acquisition of non-controlling interests			(11,930)		(115,821)		(83,055)		(4)

Net cash flows used in financing activities		Ps.	(76,038,095)	Ps.	(101,357,095)	Ps.	(71,305,243)	US$	(3,783)

Net increase (decrease) in cash and cash equivalents		Ps.	990,757	Ps.	(1,809,598)	Ps.	(106,864)	US$	(5)

Adjustment to cash flows due to exchange rate fluctuations, net			61,333		(800,913)		(1,807,442)		(96)
Cash and cash equivalents at beginning of the year			23,218,383		24,270,473		21,659,962		1,149

Cash and cash equivalents at end of the year		Ps.	24,270,473	Ps.	21,659,962	Ps.	19,745,656	US$	1,048

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end year		Ps.	18,869,210	Ps.	19,099,066	Ps.	19,673,706	US$	1,044
Redemption of exchangeable bond			—		16,446,262		—		—

Non-cash transactions		Ps.	18,869,210	Ps.	35,545,328	Ps.	19,673,706	US$	1,044

The accompanying notes are an integral part of these consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2017, 2018 and 2019

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

The accompanying consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on April 24, 2020, and subsequent events have been considered through that date.

2. Basis of Preparation of the Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (hereafter referred to as IFRS).

The consolidated financial statements have been prepared on the historical cost basis, except for the derivative financial instruments, the trust assets of post-employment and other employee benefit plans and the investments in equity at fair value through other comprehensive income (OCI), which are presented at their market value.

Effective July 1, 2018, the Argentinian economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”). Accordingly, for the Argentinian subsidiaries, we have included, adjustments for hyperinflation and reclassifications as is required by the standard for purposes of presentation of IFRS in the consolidated financial statements.

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

i) Changes in Accounting Policies and Disclosures in 2019

a) IFRS 16 Leases

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

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Company is the lessor.

The Company adopted the IFRS 16 using the modified retrospective method with the date of initial application on January 1, 2019. Under this method, the Company recognizes the cumulative effect of initially adoption at the date of adoption, that is, the value of the asset by right-of-use is the same to the liability for leases. The Company applied the new requirements regarding IFRS 16 to all contracts identified as leases under the previous accounting standard and reassessed all services, in order to identify lease components or an implicit accounting lease within these contracts. Additionally, the Company chose to use the exemptions applicable to the standard on lease contracts for which the leases terms ends within 12 months as of the date of the initial application, and the lease contracts for which the underlying asset is of low value.

As of the date of the initial adoption of IFRS 16, the Company recognized an increase in the right-of-use assets and lease liabilities in the amount of Ps. 119,387,660, with no material impact on equity.

The Company identified a significant number of lease assets such as towers, physical facilities (office buildings, stores and sites, mainly), circuits, among others. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee), at the inception date as either a finance lease or an operating lease.

Leases previously classified as finance leases.

The Company did not change the initial carrying amounts of the recognized assets and liabilities at the date of the initial application for leases previously classified as finance leases (ie, the right- of- use assets and lease liabilities equal the lease assets and lease liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from January 1, 2019.

Leases previously accounted for as operating leases

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The rights-of-use assets were recognized based on the amount equivalent to the lease liabilities, adjusted for any prepayment related to the previously recognized contract. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

•	Common discount rates were used for groups of contracts with reasonably similar characteristics related to the term, type of asset, currency and economic environment.

•	Short-term lease exemptions were applied to leases with a term that ends within 12 months after the date of initial application.

•	The non-lease components were not separated and the associated non-lease components were accounted for as if they were a single lease component.

•	Retrospective reasoning was used to determine the term of the lease, if the contract contains options to extend or terminate the lease.

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018, as follows:

Operating lease commitments as of December 31, 2018	Ps. 137,949,821
Lease commitments not in scope of IFRS 16	(29,624,063)
Lease payments not included in the operating lease commitments as at 31 December 2018, resulting from differences between IAS 17 and IFRS 16 at implementation date	60,064,406
Short-term leases and leases of low-value assets	(5,498,423)
Effect of discounting	(43,504,081)

Lease liabilities as of January 1, 2019	Ps. 119,387,660

The weighted average rate applied to lease liabilities recognized in the statement of financial position at the date of initial application was 7.29%.

b) IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

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

•

How an entity determines the amount of tax expenses to be recognized within the financial statements based in the better predict the resolution of the uncertainty (the most likely amount or the expected value).

In Note 17b) to the consolidated financial statements Company is including disclosures related to uncertain tax treatments. Uncertainty in a tax treatment may arise as tax laws are subject to interpretation. Changes in circumstances, such as changes in tax laws and communications with taxing authorities may affect the amount of uncertain tax treatments; however, none of these circumstances have occurred in 2019 and for this reason the recognition and disclosure are consistent with the analysis and disclosure under IAS 37 in the previous years.

The Company determined, based on its tax compliance is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. The interpretation did not have an impact on the consolidated financial statements of the Company.

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

On March 6, 2020, in accordance with a resolution of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or IFT), the subsidiaries Teléfonos de México, S.A.B. de C.V. and Teléfonos del Noroeste, S.A. de C.V. created separate companies related to the wholesale services named Red Nacional Última Milla S.A.P.I. de C.V., Servicios de Telecomunicaciones Ultima Milla, S.A. de C.V. and Red Última Milla del Noroeste S.A.P.I. de C.V.

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

The equity interest in the most significant subsidiaries at December 31, 2018 and 2019 is as follows:

Company name	Country	Equity interest at December 31
		2018	2019
Subsidiaries:
América Móvil B.V. a)	Netherlands	100.0%	100.0%
Compañía Dominicana de Teléfonos, S.A. (“Codetel”) b)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. a)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (“Telcel”) b)	Mexico	100.0%	100.0%
Puerto Rico Telephone Company, Inc. b)	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V. (“Sercom Honduras”) b)	Honduras	100.0%	100.0%
TracFone Wireless, Inc. (“TracFone”) b)	USA	100.0%	100.0%
Claro S.A. (Claro Brasil) b)	Brazil	98.2%	98.2%
NII Brazil Holding S.A.R.L a)	Luxembourg	—	100.0%
Nextel Telecomunicações Ltda b)	Brazil	—	100.0%
Telecomunicaciones de Guatemala, S.A. (“Telgua”) b)	Guatemala	99.3%	99.3%
Claro Guatemala, S.A. b)	Guatemala	—	100%
Empresa Nicaragüense de Telecomunicaciones, S.A. (“Enitel”) b)	Nicaragua	99.6%	99.6%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (“CTE”) b)	El Salvador	95.8%	95.8%
Comunicación Celular, S.A. (“Comcel”) b)	Colombia	99.4%	99.4%
Telmex Colombia, S.A.	Colombia	99.3%	—
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) b)	Ecuador	100.0%	100.0%
AMX Argentina, S.A. b)	Argentina	100.0%	100.0%
AMX Paraguay, S.A. b)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A. b)	Uruguay	100.0%	100.0%
Claro Chile, S.A. b)	Chile	100.0%	100.0%
América Móvil Perú, S.A.C b)	Peru	100.0%	100.0%
Claro Panamá, S.A. b)	Panamá	100.0%	100.0%
Teléfonos de México, S.A.B. de C.V. b)	Mexico	98.8%	98.8%
Telekom Austria AG b)	Austria	51.0%	51.0%

a)	Holding companies
b)	Operating companies of mobile and fixed services

iii) Basis of translation of financial statements of foreign subsidiaries and associated companies

The operating revenues of foreign subsidiaries jointly represent approximately 74%, 73% and 71% of consolidated operating revenues for the years ended December 31, 2017, 2018 and 2019, respectively, and their total assets jointly represent approximately 80% and 73% of consolidated total assets at December 31, 2018 and 2019, respectively.

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

•

revenues, costs and expenses are translated at the average exchange rate of the period, except for the operations of the subsidiaries in Argentina, whose economy is considered hyperinflationary since 2018;

•

the consolidated statements of cash flows presented using the indirect method were translated using the weighted-average exchange rate for the applicable period (except for Argentina), and the resulting difference is shown in the consolidated statements of cash flows under the heading “Adjustment to cash flows due to exchange rate fluctuations, net”.

The basis of translation for the operations of the subsidiaries in Argentina are described:

In recent years, the Argentina economy has shown high rates of inflation. Although inflation data has not been consistent in recent years and several indexes have coexisted, inflation in Argentina indicates that the three-year cumulative inflation rate exceeded 100% in 2018, which is the quantitative reference established by IAS 29. As a result, Argentina was considered a hyperinflationary economy in 2018 and the Company applies hyperinflation accounting to its subsidiary whose functional currency is the Argentine peso for financial information for periods ending on or after July 1, 2018, however the calculation of the cumulative impact was measured as of January 1, 2018.

In order to restate for hyperinflation its financial statements, the subsidiary used the series of indices defined by resolution JG No. 539/18 issued by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas” (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2019 is 283.444, while on an annual inflation for 2019 is 53.83%.

The main implications are as follows:

•

Adjustment of the historical cost of non-monetary assets and liabilities and equity items from their date of acquisition, or the date of inclusion in the consolidated statements of financial position, to the end of the year, in order to reflect changes in the currency’s purchasing power caused by inflation.

•

The gain on the net monetary position caused by the impact of inflation in the year is included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives, interest cost from labor obligations and other financial items, net”. Items in the statement of comprehensive income and in the statements of cash flows are adjusted by the inflation index since their origination, with a balancing entry, and a reconciling item in the statements of cash flows, respectively.

•

All items in the financial statements of the Argentine company are translated at the closing exchange rate, which at December 31, 2018 and 2019 were 0.5221 and 0.3147, respectively, per argentine pesos per Mexican Peso.

•	Financial information for financial years prior to 2018 are not restated.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”. At December 31, 2018 and 2019, the cumulative translation adjustment was Ps. (53,357,300) and Ps. (87,367,366), respectively.

b) Revenue recognition

The Company revenues are derived principally from providing the following telecommunications services and products: wireless voice, wireless data and value-added services, fixed voice, fixed data, broadband and IT services, Pay TV and over-the-top (“OTT”) services.

The Company provides fixed and mobile services. These services are offered independently in contracts with customers or together with the sale of handsets (mobile) under the postpaid model. In accordance with IFRS 15 “Revenues from contracts with customers”, the transaction price should be assigned to the different performance obligations based on their relative standalone selling price.

The Company with respect to the provided services, it has market observable information, to determine the standalone selling price of the services. On the other hand, in the case of the sale of bundled mobile phones sold (including service and handset) by the Company, the allocation of the sales is done based on their relative standalone selling price of each individual component related to the total bundled price. The result is that more equipment revenue is recognized at the moment of a sale and, therefore, less service revenue from the monthly fee are being recognized under IFRS 15.

The services provided by the Company are satisfied over the time of the contract period, given that the customer simultaneously receives and consumes the benefits provided by the Company.

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

The commissions are considered incremental contract acquisition costs that are capitalized and are amortized over the expected period of benefit, during the average duration of customer contracts.

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

c) Cost of sales

The cost of mobile equipment and computers is recognized at the time the client and distributor receives the device which is when the control is are transferred to the customer.

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

For the years ended December 31, 2017, 2018 and 2019, no impairment losses were recognized for goodwill.

j) Property, plant and equipment

i) Property, plant and equipment are recorded at acquisition cost, net of accumulated depreciation. Depreciation is computed on the cost of the assets using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use.

Borrowing costs that are incurred for general financing for construction in progress for periods exceeding six months are capitalized as part of the cost of the asset. During the years ended December 31, 2017, 2018 and 2019, borrowing costs that were capitalized amounted to Ps. 2,875,034, Ps. 2,020,288 and Ps. 2,233,358, respectively.

In addition to the purchase price and costs directly attributable to preparing an asset in terms of its physical location and condition for operating as intended by management, when required, the cost also includes the estimated costs of dismantling and removal of the asset and for restoration of the site where it is located (See Note 16c).

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

During the years ended December 31, 2017, 2018 and 2019, no impairment losses were recognized.

v) Spare parts for network operation are recognized at cost.

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

ii) Trademarks

Trademarks acquired are measured on initial recognition at cost. The cost of trademarks acquired in a business combination is their fair value at the date of acquisition. The useful lives of trademarks are assessed as either definite or indefinite. Trademarks with finite useful lives are amortized using the straight-line method over a period ranging from 1 to 10 years. Trademarks with indefinite useful lives are not amortized but are tested for impairment annually at the cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable, if not, the change in useful life from indefinite to definite is made on a prospective basis.

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

iv) Customer relationships

The value of customer relations is determined and valued at the time that a new subsidiary is acquired, as determined by the Company with the assistance of independent appraisers and is amortized over a 5 year period.

During the years ended December 31, 2017, 2018 and 2019, no significant impairment losses were recognized for licenses, trademarks, irrevocable rights of use or customer relationships.

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

Key assumptions used in value in use calculations

The forecasts are made in real terms (net of inflation) and in the functional currency of the subsidiary as of December 31, 2019. Financial forecasts, premises and assumptions are similar to what any other market participant in similar conditions would consider.

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

The most significant forward-looking estimates used for the 2018 and 2019 impairment evaluations are shown below:

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2018:
Europe (7 countries)	22.13% - 41.51%	8.13% - 19.40%	8.36% - 22.08%
Brazil (fixed line, wireless and TV)	36.43%	21.88%	10.38%
Puerto Rico	23.86%	9.89%	4.81%
Dominican Republic	48.64%	18.43%	17.66%
Mexico (fixed line and wireless)	36.33%	7.93%	16.30%
Ecuador	39.83%	11.26%	24.45%
Peru	30.29%	19.95%	11.52%
El Salvador	45.36%	22.61%	18.01%
Chile	25.91%	14.99%	6.62%
Colombia	45.01%	17.14%	20.29%
Other countries	7.90% - 45.91%	0.61% - 23.96%	9.97% - 31.63%

	Average margin on EBIDTA	Average margin on CAPEX	Average pre-tax discount rate (WACC)
2019:
Europe (7 countries)	29.40% - 44.50%	10.90% - 19.30%	5.77% - 14.96%
Brazil (fixed line, wireless and TV)	40.43%	23.50%	11.00%
Puerto Rico	21.94%	17.94%	4.39%
Dominican Republic	47.23%	16.17%	13.84%
Mexico (fixed line and wireless)	38.81%	9.84%	11.85%
Ecuador	44.98%	11.65%	19.85%
Peru	32.51%	18.51%	8.86%
El Salvador	44.04%	25.03%	16.05%
Chile	26.85%	18.00%	4.16%
Colombia	45.58%	19.25%	17.27%
Other countries	7.40% - 52.40%	0.57% - 31.0%	6.41% - 34.75%

Sensitivity to changes in assumptions:

The implications of the key assumptions for the recoverable amount are discussed below:

Margin on CAPEX- The Company performed a sensitivity analysis by increasing its CAPEX by 5% and maintaining all other assumptions the same. The sensitivity analysis would require the Company to adjust the amount of its long-lived assets in its CGUs with potential impairment of approximately Ps. 2,129,800.

WACC- Additionally, should the Company increase by 50 base points in WACC per CGU and maintain all other assumptions the same, the carrying amount of the long-lived assets, would be impaired by approximately Ps. 1,819,169.

m) Right-of-use assets

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Assets	Useful life
Towers and sites	5 to 12 years
Property	10 to 25 years
Other equipment	5 to 15 years

The right-of-use assets are also subject to impairment.

ii)	Lease liabilities.

At the commencement date of the lease, the Company recognizes the lease liabilities measured at the present value of the lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The lease payments also include payments of penalties for early termination of the lease, if the term of the lease reflects that the Company exercises the option to terminate early. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of the lease payments, the Company uses an incremental borrowing rate at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed payments or change in the assessment to purchase the underlying asset.

iii)	Short-term leases and leases of low value assets.

The Company applies the short-term lease recognition exemption for its leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption lease of low-value assets (that is, below US$ 5,000). Short-term lease payments and leases of low-value assets are recognized as expenses on straight-line basis over the lease term.

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

The exchange rates used for the translation of foreign currencies against the Mexican peso are as follows:

		Average exchange rate			Closing exchange rate at December 31,
Country or Zone	Currency	2017	2018	2019	2018	2019
Argentina (1)	Argentine Peso (AR$)	1.1489	0.7311	0.4110	0.5221	0.3147
Brazil	Real (R$)	5.9346	5.2937	4.8907	5.0797	4.6754
Colombia	Colombian Peso (COP$)	0.0064	0.0065	0.0059	0.0061	0.0058
Guatemala	Quetzal	2.5755	2.5591	2.5023	2.5440	2.4478
U.S.A. (2)	US Dollar	18.9400	19.2397	19.2641	19.6829	18.8452
Uruguay	Uruguay Peso	0.6606	0.6274	0.5479	0.6074	0.5051
Nicaragua	Cordoba	0.6307	0.6097	0.5817	0.6088	0.5569
Honduras	Lempira	0.8007	0.7994	0.7806	0.8031	0.7597
Chile	Chilean Peso	0.0292	0.0300	0.0275	0.0283	0.0252
Paraguay	Guaraní	0.0034	0.0034	0.0031	0.0033	0.0029
Peru	Sol (PEN$)	5.8054	5.8517	5.7708	5.8406	5.6814
Dominican Republic	Dominican Peso	0.3983	0.3876	0.3737	0.3898	0.3542
Costa Rica	Colon	0.0331	0.0332	0.0326	0.0322	0.0327
European Union	Euro	21.3649	22.7101	21.5642	22.5586	21.1311
Bulgaria	Lev	10.9223	11.6110	11.0257	11.5327	10.8076
Belarus	New Belarusian Ruble	9.8087	9.4451	9.2159	9.1319	8.9420
Croatia	Croatian Kuna	2.8619	3.0613	2.9069	3.0435	2.8406
Macedonia	Macedonian Denar	0.3471	0.3688	0.3504	0.3667	0.3431
Serbia	Serbian Denar	0.1762	0.1920	0.1830	0.1907	0.1795

(1)	Year-end rates are used for the translation of revenues and expenses if IAS 29 “Financial Reporting in Hyperinflationary Economies” is applied.

Financial reporting in hyperinflationary economies

Financial statements of Argentina subsidiaries are restated before translation to the reporting currency of the Company and before consolidation in order to reflect the same value of money for all items. Items recognized in the statements of financial position which are not measured at the applicable year-end measuring unit are restated based on the general price index. All non-monetary items measured at cost or amortized cost is restated for the changes in the general price index from the date of transaction or the last hyperinflationary calculation to the reporting date. Monetary items are not restated. All items of shareholders’ equity are restated for the changes in the general price index since their addition or the last hyperinflationary calculation until the end of the reporting period. All items of comprehensive income are restated for the change in a general price index from the date of initial recognition to the reporting date. Gains and losses resulting from the net-position of monetary items are reported in the consolidated statements of operations in financial result in exchange differences. In accordance with IFRS, prior year financial statements were not restated.

(2)	Includes U.S.A., Ecuador, El Salvador, Puerto Rico and Panama.

As of April 24, 2020, the exchange rate between the US dollar and the Mexican Peso was $24.5883. The depreciation of the Mexican peso against the US dollar represent 30.5% with respect to the year-end value.

p) Accounts payable, accrued liabilities and provisions

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the financial statements reporting date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the liability is recognized as finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement.

Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

The Company has defined benefit pension plans for its subsidiaries Puerto Rico Telephone Company, Teléfonos de Mexico, Claro Brasil, and Telekom Austria. Claro Brasil also has medical plans and defined contribution plans and Telekom Austria provides retirement benefits to its employees under a defined contribution plan. The Company recognizes the costs of these plans based upon independent actuarial computations and are determined using the projected unit credit method. The latest actuarial computations were prepared as of December 31, 2019.

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

Deferred taxes relating to items recognized in Other Comprehensive Income are recognized together with the concept that generated such deferred taxes. Deferred taxes consequence on unremitted earnings from subsidiaries and associates are considered as temporary differences, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Taxes withheld on remitted foreign earnings are creditable against Mexican taxes, thus to the extent that a remittance is to be made, the deferred tax would be limited to the incremental difference between the Mexican tax rate and the rate of the remitting country. As of December 31, 2018 and 2019, the Company has not provided for any deferred taxes related to unremitted foreign earnings.

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

t) Advertising

Advertising expenses are recognized as incurred. For the years ended December 31, 2017, 2018 and 2019, advertising expenses were Ps. 28,718,563, Ps. 26,255,952 and Ps. 22,810,211 respectively, and are presented in the consolidated statements of comprehensive income in the caption “Commercial, administrative and general expenses”.

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

i) Liquidity risk

Liquidity risk is the risk that the Company may not meet its financial obligations associated with financial instruments when they are due. The Company’s financial obligations and commitments are included in Notes 14 and 17.

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

Additionally, the Company occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Company’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives. The Company may terminate or modify a derivative financial instrument at any time. See Note 7 for disclosure of the fair value of derivatives as of December 31, 2018 and 2019.

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

iv) Sensitivity analysis for market risks

The Company uses sensitivity analysis to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 5% fluctuation in exchange rates:

Interest rate

In the event that the Company’s agreed-upon interest rates at December 31, 2019 increase/(decrease) by 100 basis points and a 5% fluctuation in exchange rates, the net interest expense would increase/(decrease) by Ps. 3,674,609 and Ps. (11,393,767), respectively.

Exchange rate fluctuations

Should the Company’s debt at December 31, 2019 of Ps. 624,254,477, suffer a 5% increase/(decrease) in exchange rates, the debt would increase/(decrease) by Ps. 31,391,368 and Ps. (31,051,093), respectively.

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

The Company is exposed to interest rate and foreign currency risks, which tries to mitigate through a controlled risk management program that includes the use of derivative financial instruments. The Company principally uses to offset the risk of exchange rate and interest rate fluctuations. Additionally, for the years ended December 31, 2017, 2018 and 2019 certain of the Company’s derivative financial instruments had been designated, and had qualified, as cash flow hedges. The effective portion of gains or losses on the cash flow derivatives is recognized in equity under the heading “Effect for fair value of derivatives”, and the ineffective portion is charged to results of operations of the period.

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

The Company classifies all other assets and liabilities, including deferred income tax assets and liabilities, as non-current.

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

The management of the Company is responsible for making decisions regarding the resources to be allocated to the Company’s different segments, as well as evaluating the performance of each segment. Intersegment revenues and costs, intercompany balances as well as investments in shares in consolidated entities are eliminated upon consolidation and reflected in the “eliminations” column in Note 23.

None of the segments records revenue from transactions with a single external customer amounting to 10% or more of the revenues.

Aa) Convenience translation

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”); however, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2019 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2019 were converted into U.S. dollars at the exchange rate of Ps. 18.8452 per U.S. dollar, which was the exchange rate at that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

Estimated useful lives of plant, property and equipment

The Company currently depreciates most of its network infrastructure based on an estimated useful life determined upon the expected particular conditions of operation and maintenance in each of the countries in which it operates. The estimates are based on AMX’s historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. The Company reviews estimated useful lives each year to determine, for each particular class of assets, whether they should be changed. The Company may shorten/extend the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased/decreased depreciation expense (See Note 10).

Impairment of Long-Lived Assets

The Company has large amounts of long-lived assets, including property, plant and equipment, intangible assets, investments in affiliates and goodwill on its consolidated statements of financial position. The Company is required to test long-lived assets for impairment when circumstances indicate a potential impairment or, in some cases, at least on an annual basis. The impairment analysis for long-lived assets requires the Company to estimate the recoverable amount of the asset, which is the higher of its fair value (minus any disposal costs) and its value in use. To estimate the fair value of a long-lived asset, the Company typically takes into account recent market transactions or, if no such transactions can be identified, the Company uses a valuation model that requires making certain assumptions and estimates. Similarly, to estimate the value in use of long-lived assets, the Company typically makes various assumptions about the future prospects for the business to which the asset relates, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on this impairment analysis, including all assumptions and estimates related thereto, as well as guidance provided by IFRS relating to the impairment of long-lived assets different assumptions and estimates could materially impact the Company’s reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the consolidated statements of financial position. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. The key assumptions used to determine the recoverable amount for the Company’s CGUs, are further explained in Notes 23, 10 and 11.

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

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 17b).

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

The Company uses estimates in four specific areas that have a significant effect on these amounts: (i) the rate of return the Company assumes its pension plans will earn on its investments, (ii) the salaries increase rate that the Company assumes it will observe in future years, (iii) the discount rates that the Company uses to calculate the present value of its future obligations and (iv) the expected inflation rate. The assumptions applied are further disclosed in Note 18. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method.

3. Cash and Cash Equivalents

Cash and cash equivalents are comprised of short-term deposits with different financial institutions. Cash equivalents only include instruments with purchased maturity of less than three months. The amount includes the amount deposited, plus any interest earned.

4. Equity investments at fair value through OCI and other short-term investments

As of December 31, 2018 and 2019, equity investments at fair value through OCI and other short-term investments includes an equity investment in KPN for Ps. 39,028,083 and Ps. 37,572,410, respectively, and other short-term investments for Ps. 9,987,851 and Ps. 10,145,615, respectively, which represents a cash deposit used to guarantee a short-term obligation for one of the Company’s foreign subsidiaries and are presented at their carrying value, which approximates fair value.

The investment in KPN is carried at fair value with changes in fair value being recognized through other comprehensive (loss) gain items (equity) in the Company’s consolidated statements of financial position. As of December 31, 2018 and 2019, the Company has recognized in equity changes in fair value of the investment of Ps. (3,765,688) and Ps. 883,408, respectively, net of deferred taxes, through other comprehensive (loss) gain items in equity.

During the years ended December 31, 2017, 2018 and 2019, the Company received dividends from KPN for an amount of Ps. 2,370,559, Ps. 2,605,333 and Ps. 1,742,242, respectively; which are included within “Valuation of derivatives, interest cost from labor obligations, and other financial items, net” in the consolidated statements of comprehensive income. Another short-term investment item during the years ended December 31, 2018 and 2019 of Ps. 9,987,851 and Ps. 10,145,615, respectively.

5. Accounts receivable from subscribers, distributors, recoverable taxes contractual assets and other, net

a) An analysis of accounts receivable by component at December 31, 2018 and 2019 is as follows:

	At December 31,
	2018		2019
Subscribers and distributors	Ps.	173,053,226	Ps.	184,260,099
Telecommunications carriers for network interconnection and other services		5,543,263		5,079,763
Recoverable taxes		46,706,298		23,628,728
Sundry debtors		12,685,281		12,084,050
Contract assets		34,718,749		34,274,007
Impairment of trade receivables		(40,798,025)		(39,480,909)

Total net	Ps.	231,908,792	Ps.	219,845,738

Non-current subscribers, distributors and contractual assets		15,681,872		15,139,442

Total current subscribers, distributors and contractual assets	Ps.	216,226,920	Ps.	204,706,296

b) Changes in the impairment of trade receivables is as follows:

	For the years ended December 31,
	2017		2018		2019
Balance at beginning of year	Ps.	(37,351,677)	Ps.	(39,044,925)	Ps.	(40,798,025)
Increases recorded in expenses		(20,766,362)		(19,535,707)		(16,346,395)
Adjustment on initial application of IFRS 9		—		(2,400,783)		—
Write-offs		17,713,992		15,497,254		17,839,957
Business combination						(3,265,490)
Translation effect		1,359,122		4,686,136		3,089,044

Balance at end of year	Ps.	(39,044,925)	Ps.	(40,798,025)	Ps.	(39,480,909)

c) The following table shows the aging of accounts receivable at December 31, 2018 and 2019, for subscribers and distributors:

Past due
	Total	Unbilled services provided	a-30 days	31-60 days	61-90 days	Greater than 90 days
December 31, 2018	Ps. 173,053,226	Ps. 62,623,654	Ps. 46,816,302	Ps. 6,315,277	Ps. 4,168,952	Ps. 53,129,041
December 31, 2019	Ps. 184,260,099	Ps. 76,223,243	Ps. 46,083,644	Ps. 6,076,281	Ps. 4,121,929	Ps. 51,755,002

d) The following table shows the accounts receivable from subscribers and distributors included in the impairments of trade receivables, as of December 31, 2018 and 2019:

	Total	1-90 days	Greater than 90 days
December 31, 2018	Ps. 40,798,025	Ps. 4,079,803	Ps. 36,718,222
December 31, 2019	Ps. 39,480,909	Ps. 3,948,091	Ps. 35,532,818

e) An analysis of contract assets and liabilities at December 31, 2018 and 2019 is as follows:

	2018		2019
Contract Assets:
Balance at the beginning of the year	Ps.	29,640,953	Ps.	34,718,749
Additions		32,029,279		34,877,851
Disposals		(739,580)		(2,658,641)
Business Combination		—		576,463
Amortization		(24,503,907)		(30,501,315)
Translation effect		(1,707,996)		(2,739,100)

Balance at the end of the year	Ps.	34,718,749	Ps.	34,274,007
Non-current contract assets	Ps.	5,437,263	Ps.	1,786,560

Current portion contracts assets	Ps.	29,281,486	Ps.	32,487,447

6. Related Parties

a) The following is an analysis of the balances with related parties as of December 31, 2018 and 2019. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties.

	2018		2019
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries.	Ps.	284,917	Ps.	228,523
Sanborns Hermanos, S.A.		336,134		229,964
Patrimonial Inbursa, S.A.		261,754		386,194
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries		179,852		41,204
Grupo Condumex, S.A. de C.V. and Subsidiaries		35,007		12,018
Hiubard y Bourlon, S.A. de C.V.		5,983		172,952
Claroshop.com, S.A.P.I. de C.V.		29,219		91,874
Other		130,739		110,411

Total	Ps.	1,263,605	Ps.	1,273,140

	2018		2019
Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	1,403,414	Ps.	1,656,123
Grupo Condumex, S.A. de C.V. and Subsidiaries		784,678		905,776
Grupo Financiero Inbursa, S.A.B. de C.V.		235,745		246,804
Fianzas Guardiana Inbursa, S.A. de C.V.		227,014		241,305
PC Industrial, S.A. de C.V. and Subsidiaries		83,502		68,189
Enesa, S.A. de C.V. and Subsidiaries		22,630		25,076
Other		217,230		317,146

Total	Ps.	2,974,213	Ps.	3,460,419

For the years ended December 31, 2017, 2018 and 2019, the Company has not recorded any impairment of receivables in connection with amounts owed by related parties.

b) For the years ended December 31, 2017, 2018 and 2019, the Company conducted the following transactions with related parties:

	2017		2018		2019
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	11,030,944	Ps.	7,211,960	Ps.	8,573,894
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		4,135,578		4,134,380		4,590,620
Rent of towers (iii)		5,326,366		6,168,592		—
Other services		2,802,667		1,864,017		1,277,404

	Ps.	23,295,555	Ps.	19,378,949	Ps.	14,441,918

Revenues:
Service revenues	Ps.	416,047	Ps.	679,220	Ps.	538,110
Sales of equipment		2,313,840		1,296,204		944,697

	Ps.	2,729,887	Ps.	1,975,424	Ps.	1,482,807

i)

In 2019, this amount includes Ps.6,809,244 (Ps. 5,622,791 in 2018 and Ps. 9,829,991 in 2017) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)

In 2019, this amount includes Ps. 956,132 (Ps. 778,191 in 2018 and Ps. 789,253 in 2017) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 16,161 in 2019 (Ps. 13,784 in 2018, and Ps. 15,695 in 2017) for software services provided by an associate; Ps. 2,623,795 in 2019 (Ps. 2,541,703 in 2018 and Ps. 3,330,038 in 2017) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)	Due to the implementation of IFRS 16 amounts related to payments for tower leases are no longer considered rental expenses.

c) The aggregate compensation paid to the Company’s, directors (including compensation paid to members of the Audit and Corporate Practices Committee), and senior management in 2019 was approximately Ps. 5,200 and Ps. 75,000, respectively. None of the Company’s directors is a party to any contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment. The Company does not provide pension, retirement or similar benefits to its directors in their capacity as directors. The Company’s executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees.

d) Österreichische Bundes- und Industriebeteiligungen GmbH (ÖBIB) is considered a related party due to it is a significant non-controlling shareholder in Telekom Austria. Through Telekom Austria, América Móvil is related to the Republic of Austria and its subsidiaries, which are mainly ÖBB Group, ASFINAG Group and Post Group as well as Rundfunk und Telekom Reguliegungs-GmbH, all of which these are related parties. In 2017, 2018 and 2019, none of the individual transactions associated with government agencies or government-owned entities of Austria were considered significant to América Móvil.

7. Derivative Financial Instruments

To mitigate the risks of future increases in interest rates and foreign exchange rates for the servicing of its debt, the Company has entered into derivative contracts in over-the-counter transactions carried out with financial institutions. In 2019 the weighted-average interest rate of the total debt including the impact of interest rate derivatives held by the Company is 3.8% (4.1% and 4.0% in 2018 and 2017, respectively).

An analysis of the derivative financial instruments contracted by the Company at December 31, 2018 and 2019 is as follows:

	At December 31,
	2018			2019
Instrument	Notional amount in millions		Fair Value	Notional amount in millions		Fair Value
Assets:
Swaps US Dollar-Mexican Peso	US$	3,490	Ps. 2,058,831	US$	3,290	Ps. 4,420,433
Swaps US Dollar-Euro	US$	—	—	US$	150	96,967
Swaps Yen-US Dollar		¥13,000	581,948		¥6,500	262,993
Swaps Pound sterling-US Dollar		£—	—		£100	2,988
Swaps Euro-Brazilian Real		€300	1,080,552		€—	—
Forwards US Dollar-Mexican Peso	US$	—	—	US$	100	18
Forwards US Dollar-Brazilian Real	US$	150	126,287	US$	83	90,429
Forwards Brazilian Real-US Dollar	BRL $	2,823	1,107,630	BRL $	5,803	1,620,605
Forwards Euro-Brazilian Real		€150	123,005		€50	4,255
Forwards Euro-US Dollar		€710	209,295		€1,506	204,241
Forwards Argentinean Peso-US Dollar	ARS$	—	—	ARS$	1,388	122,831

Total Assets			Ps. 5,287,548			Ps. 6,825,760

	At December 31,
	2018				2019
Instrument	Notional amount in millions		Fair Value		Notional amount in millions		Fair Value
Liabilities:
Swaps US Dollar-Mexican Peso	US$	—	Ps.	—	US$	200	Ps.	(33,253)
Swaps US Dollar-Euro	US$	2,025		(5,114,863)	US$	800		(2,228,287)
Swaps Pound sterling-Euro		£740		(4,027,312)		£640		(2,201,997)
Swap Pound sterling-US Dollar		£2,010		(5,836,607)		£2,010		(3,019,255)
Forwards US Dollar-Mexican Peso	US$	977		(772,704)	US$	2,343		(1,398,247)
Forwards Euro-US Dollar		€950		(333,586)		€1,094		(554,278)
Forwards US Dollar-Euro	US$	—		—	US$	20		(3,787)
Forwards Euro-Brazilian Real		€—		—		€140		(10,196)
Forwards Yen-US Dollar		¥—		—		¥6,500		(18,769)
Put option		€374		(988,669)		€374		(126,569)
Call option		€3,000		(33,838)		€3,000		(2,113)

Total Liabilities			Ps.	(17,107,579)			Ps.	(9,596,751)

Non-current liability			Ps.	(3,567,863)			Ps.	—

Total current liability			Ps.	(13,539,716)			Ps.	(9,596,751)

The changes in the fair value of these derivative financial instruments for the years ended December 31, 2017, 2018 and 2019 amounted to a gain (loss) of Ps. 8,192,567, Ps. (4,686,407) and Ps. 4,432,023. Such amounts are included in the consolidated statements of comprehensive income as part of the caption “Valuation of derivatives interest cost from labor obligations and other financial items, net”.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in millions	2020	2021	2022	2023	2024 Thereafter
Assets
Swaps US Dollar-Mexican Peso	US$	—	—	1,400	—	1,890
Swaps Yen-US Dollar	¥	—	—	—	—	6,500
Swaps US Dollar-Euro	US$	—	—	—	—	150
Swaps Pound sterling-US Dollar	£	—	—	—	—	100
Forwards US Dollar-Mexican Peso	US$	100	—	—	—	—
Forwards Brazilian Real-US Dollar	BRL	4,660	1,143	—	—	—
Forwards US Dollar-Brazilian Real	US$	83	—	—	—	—
Forwards Argentinean Pesos-US Dollar	ARS	1,388	—	—	—	—
Forwards Euro-Brazilian Real	€	50	—	—	—	—
Forwards Euro-US Dollar	€	1,506	—	—	—	—
Liabilities
Swaps US Dollar-Euro	US$	—	—	—	—	800
Swaps Pound sterling-Euro	£	—	—	—	—	640
Swap Pound sterling-US Dollar	£	550	—	—	—	1,460
Swap US Dollar-Mexican Peso	US$	—	—	200	—	—
Forwards US Dollar-Mexican Peso	US$	2,343	—	—	—	—
Forwards Yen-US Dollar	¥	6,500	—	—	—	—
Forwards Euro-US Dollar	€	1,094	—	—	—	—
Forwards US Dollar-Euro	US$	20	—	—	—	—
Forwards Euro-Brazilian Real	€	140	—	—	—	—
Put option	€	—	—	—	—	374
Call spread option	€	3,000	—	—	—	—

8. Inventories, net

An analysis of inventories at December 31, 2018 and 2019 is as follows:

	2018	2019
Mobile phones, accessories, computers, TVs, cards and other materials	Ps. 43,723,492	Ps. 43,954,616
Less: Reserve for obsolete and slow-moving inventories	(3,418,130)	(2,852,604)

Total	Ps. 40,305,362	Ps. 41,102,012

For the years ended December 31, 2017, 2018 and 2019, the cost of inventories recognized in cost of sales was Ps. 170,154,336, Ps. 180,013,986 and Ps. 174,543,602, respectively.

9. Other assets, net

An analysis of other assets at December 31, 2018 and 2019 is as follows:

	2018	2019
Current portion:
Advances to suppliers (different from PP&E and inventories)	Ps. 12,931,247	Ps. 7,718,343
Prepaid insurance	949,590	978,927
Other	1,415,356	776,164

	Ps. 15,296,193	Ps. 9,473,434

Non-current portion:
Recoverable taxes	Ps. 11,514,455	Ps. 14,647,726
Prepayments for the use of fiber optics	3,985,216	2,095,556
Judicial Deposits (1)	18,172,342	19,506,147
Prepaid expenses	8,789,588	5,642,590

Total	Ps. 42,461,601	Ps. 41,892,019

For the years ended December 31, 2017, 2018 and 2019, amortization expense for other assets was Ps. 620,680, Ps. 798,243 and Ps. 318,824, respectively.

(1)

Judicial deposits represent cash and cash equivalents pledged in order to fulfill the collateral requirements for tax contingencies mainly in Brazil. At December 31, 2018 and 2019, the amount for these deposits is Ps. 18,172,342 and Ps. 19,506,147, respectively for Brazil. Based on its evaluation of the underlying contingencies, the Company believes that such amounts are recoverable.

10. Property, Plant and Equipment, net

a) An analysis of activity in property, plant and equipment, net for the years ended December 31, 2017, 2018 and 2019 is as follows:

	At December 31, 2016		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries		Depreciation for the year		At December 31, 2017
Cost
Network in operation and equipment	Ps.	971,276,013	Ps.	78,272,882	Ps.	(21,657,715)	Ps.	599,306	Ps.	(38,824,540)	Ps.	—	Ps.	989,665,946
Land and buildings		62,135,411		2,858,996		(415,219)		27,686		(2,022,685)		—		62,584,189
Other assets		144,927,016		19,287,525		(8,112,571)		80,734		(5,866,897)		—		150,315,807
Construction in process and advances plant suppliers (1)		49,719,884		66,383,381		(41,279,573)		34,705		(737,023)		—		74,121,374
Spare parts for operation of the network		28,283,048		27,013,148		(27,979,816)		3,576		(728,358)		—		26,591,598

Total		1,256,341,372		193,815,932		(99,444,894)		746,007		(48,179,503)		—		1,303,278,914

Accumulated depreciation
Network in operation and equipment		495,887,086		—		(21,214,724)		—		(32,860,339)		110,533,486		552,345,509
Buildings		10,481,322		—		(1,568,542)		—		(940,054)		2,682,559		10,655,285
Other assets		48,459,697		—		(4,572,509)		—		(2,251,958)		21,724,299		63,359,529
Spare parts for operation of the network		323,201		—		(9,205)		—		(4,339)		265,736		575,393

Total	Ps.	555,151,306	Ps.	—	Ps.	(27,364,980)	Ps.	—	Ps.	(36,056,690)	Ps.	135,206,080	Ps.	626,935,716

Net Cost	Ps.	701,190,066	Ps.	193,815,932	Ps.	(72,079,914)	Ps.	746,007	Ps.	(12,122,813)	Ps.	(135,206,080)	Ps.	676,343,198

	At December 31, 2017		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2018
Cost
Network in operation and equipment	Ps.	989,665,946	Ps.	68,900,443	Ps.	(1,610,246)	Ps.	128,246	Ps.	(87,888,453)	Ps.	—	Ps.	969,195,936
Land and buildings		62,584,189		4,429,433		(3,987,671)		8,874		(5,904,499)		—		57,130,326
Other assets		150,315,807		25,268,252		(13,377,798)		2,578		(12,399,702)		—		149,809,137
Construction in process and advances plant suppliers (1)		74,121,374		92,285,397		(76,978,798)		1,379		(8,336,823)		—		81,092,529
Spare parts for operation of the network		26,591,598		49,380,349		(44,626,488)		1,939		(2,902,869)		—		28,444,529

Total		1,303,278,914		240,263,874		(140,581,001)		143,016		(117,432,346)		—		1,285,672,457

Accumulated depreciation
Network in operation and equipment		552,345,509		—		(28,712,096)		—		(67,907,227)		104,279,361		560,005,547
Buildings		10,655,285		—		(2,311,442)		—		(2,157,996)		2,625,102		8,810,949
Other assets		63,359,529		—		(2,418,837)		—		(6,579,983)		22,172,785		76,533,494
Spare parts for operation of the network		575,393		—		(160,696)		—		(131,429)		38,479		321,747

Total	Ps.	626,935,716	Ps.	—	Ps.	(33,603,071)	Ps.	—	Ps.	(76,776,635)	Ps.	129,115,727	Ps.	645,671,737

Net Cost	Ps.	676,343,198	Ps.	240,263,874	Ps.	(106,977,930)	Ps.	143,016	Ps.	(40,655,711)	Ps.	(129,115,727)	Ps.	640,000,720

	At December 31, 2018		Additions		Retirements		Business combinations		Effect of translation of foreign subsidiaries and hyperinflation adjustment		Depreciation for the year		At December 31, 2019
Cost
Network in operation and equipment	Ps.	969,195,936	Ps.	82,992,062	Ps.	(13,417,360)	Ps.	9,572,805	Ps.	(57,669,840)	Ps.	—	Ps.	990,673,603
Land and buildings		57,130,326		1,530,677		(4,025,222)		115,935		(3,950,463)		—		50,801,253
Other assets		149,809,137		26,881,611		(7,594,735)		1,021,051		(7,776,500)		—		162,340,564
Construction in process and advances plant suppliers (1)		81,092,529		82,640,305		(76,892,011)		209,790		(5,511,439)		—		81,539,174
Spare parts for operation of the network		28,444,529		44,776,904		(36,525,735)		—		(2,462,605)		—		34,233,093

Total		1,285,672,457		238,821,559		(138,455,063)		10,919,581		(77,370,847)		—		1,319,587,687

Accumulated depreciation
Network in operation and equipment		560,005,547		—		(24,954,514)		—		(47,778,627)		93,097,695		580,370,101
Buildings		8,810,949		—		(287,072)		—		(1,386,974)		2,330,405		9,467,308
Other assets		76,533,494		—		(695,425)		—		(4,754,982)		19,249,104		90,332,191
Spare parts for operation of the network		321,747		—		(283,986)		—		(79,226)		116,182		74,717

Total	Ps.	645,671,737	Ps.	—	Ps.	(26,220,997)	Ps.	—	Ps.	(53,999,809)	Ps.	114,793,386	Ps.	680,244,317

Net Cost	Ps.	640,000,720	Ps.	238,821,559	Ps.	(112,234,066)	Ps.	10,919,581	Ps.	(23,371,038)	Ps.	(114,793,386)	Ps.	639,343,370

(1)	Construction in progress includes fixed and mobile network facilities as well as satellite developments and fiber optic which is in the process of being installed.

The completion period of construction in progress is variable and depends upon the type of plant and equipment under construction.

b) At December 31, 2018, Claro Brasil has land and buildings and other equipment that are pledged in guarantee of legal proceedings in the amount of Ps.3,166,882.

c) Relevant information related to the computation of the capitalized borrowing costs is as follows:

	Year ended December 31,
	2017	2018	2019
Amount invested in the acquisition of qualifying assets	Ps. 49,642,370	Ps. 45,456,630	Ps. 50,783,957
Capitalized interest	2,875,034	2,020,288	2,233,358
Capitalization rate	5.8%	4.4%	4.4%

Capitalized interest is being amortized over a period of estimated useful life of the related assets.

11. Intangible assets, net and goodwill

a) An analysis of intangible assets at December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31, 2017
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries		Balance at end of year
Licenses and rights of use	Ps.	242,739,362	Ps.	12,347,051	Ps.	53,923	Ps.	(1,037,458)	Ps.	—	Ps.	(6,689,054)	Ps.	247,413,824
Accumulated amortization		(126,708,098)		—		—		244,564		(11,879,489)		4,233,585		(134,109,438)

Net		116,031,264		12,347,051		53,923		(792,894)		(11,879,489)		(2,455,469)		113,304,386

Trademarks		27,789,150		127,823		82,868		(29,804)		—		809,175		28,779,212
Accumulated amortization		(15,222,257)		—		—		34,464		(3,179,461)		(474,151)		(18,841,405)

Net		12,566,893		127,823		82,868		4,660		(3,179,461)		335,024		9,937,807

Customer relationships		26,245,508		—		512,667		(882,338)		—		1,109,877		26,985,714
Accumulated amortization		(12,435,074)		—		—		882,338		(3,769,777)		(806,982)		(16,129,495)

Net		13,810,434		—		512,667		—		(3,769,777)		302,895		10,856,219

Software licenses		12,874,796		3,351,200		—		(1,698,118)		—		527,720		15,055,598
Accumulated amortization		(5,123,740)		—		—		1,212,669		(3,699,363)		(204,727)		(7,815,161)

Net		7,751,056		3,351,200		—		(485,449)		(3,699,363)		322,993		7,240,437

Content rights		4,876,298		2,099,084		—		(63,137)		—		(194,803)		6,717,442
Accumulated amortization		(2,666,499)		—		—		(195,658)		(1,820,092)		165,584		(4,516,665)

Net		2,209,799		2,099,084		—		(258,795)		(1,820,092)		(29,219)		2,200,777

Total of intangibles, net	Ps.	152,369,446	Ps.	17,925,158	Ps.	649,458	Ps.	(1,532,478)	Ps.	(24,348,182)	Ps.	(1,523,776)	Ps.	143,539,626

Goodwill (Note 12)	Ps.	152,632,635	Ps.	—	Ps.	951,348	Ps.	(134,525)	Ps.	—	Ps.	(1,986,226)	Ps.	151,463,232

	For the year ended December 31, 2018
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	247,413,824	Ps.	4,227,244	Ps.	—	Ps.	1,508,274	Ps.	—	Ps.	(19,670,368)	Ps.	233,478,974
Accumulated amortization		(134,109,438)		—		—		(1,005,877)		(11,347,089)		16,281,825		(130,180,579)

Net		113,304,386		4,227,244		—		502,397		(11,347,089)		(3,388,543)		103,298,395

Trademarks		28,779,212		159,958		6,631		—		—		(738,635)		28,207,166
Accumulated amortization		(18,841,405)		—		—		—		(4,973,602)		275,046		(23,539,961)

Net		9,937,807		159,958		6,631		—		(4,973,602)		(463,589)		4,667,205

Customer relationships		26,985,714		74,637		15,556		—		—		(1,532,839)		25,543,068
Accumulated amortization		(16,129,495)		—		—		—		(3,754,312)		1,122,270		(18,761,537)

Net		10,856,219		74,637		15,556		—		(3,754,312)		(410,569)		6,781,531

Software licenses		15,055,598		2,004,550		3,006		(905,610)		—		(1,848,286)		14,309,258
Accumulated amortization		(7,815,161)		—		—		2,677,848		(3,491,629)		924,139		(7,704,803)

Net		7,240,437		2,004,550		3,006		1,772,238		(3,491,629)		(924,147)		6,604,455

Content rights		6,717,442		850,779		—		—		—		(18,512)		7,549,709
Accumulated amortization		(4,516,665)		—		—		—		(2,231,978)		(14,949)		(6,763,592)

Net		2,200,777		850,779		—		—		(2,231,978)		(33,461)		786,117

Total of intangibles, net	Ps.	143,539,626	Ps.	7,317,168	Ps.	25,193	Ps.	2,274,635	Ps.	(25,798,610)	Ps.	(5,220,309)	Ps.	122,137,703

Goodwill	Ps.	151,463,232	Ps.	—	Ps.	334,739	Ps.	(1,094,861)		—	Ps.	(5,136,613)	Ps.	145,566,497

	For the year ended December 31, 2019
	Balance at beginning of year		Acquisitions		Acquisitions in business combinations		Disposals and other		Amortization of the year		Effect of translation of foreign subsidiaries and Hyperinflation adjustment		Balance at end of year
Licenses and rights of use	Ps.	233,478,974	Ps.	13,206,877	Ps.	7,844,339	Ps.	7,286,114	Ps.	—	Ps.	(15,715,442)	Ps.	246,100,862
Accumulated amortization		(130,180,579)		—		—		(2,391,624)		(11,577,160)		9,481,480		(134,667,883)

Net		103,298,395		13,206,877		7,844,339		4,894,490		(11,577,160)		(6,233,962)		111,432,979

Trademarks		28,207,166		53,467		—		(6,012)		—		(835,613)		27,419,008
Accumulated amortization		(23,539,961)		—		—		—		(1,008,483)		618,145		(23,930,299)

Net		4,667,205		53,467		—		(6,012)		(1,008,483)		(217,468)		3,488,709

Customer relationships		25,543,068		20,248		—		5,507		—		(2,693,812)		22,875,011
Accumulated amortization		(18,761,537)		—		—		—		(3,371,924)		2,357,831		(19,775,630)

Net		6,781,531		20,248		—		5,507		(3,371,924)		(335,981)		3,099,381

Software licenses		14,309,258		2,729,480		—		(949,858)		—		(2,984,770)		13,104,110
Accumulated amortization		(7,704,803)		—		—		(1)		(2,479,088)		2,183,149		(8,000,743)

Net		6,604,455		2,729,480		—		(949,859)		(2,479,088)		(801,621)		5,103,367

Content rights		7,549,709		1,427,694		—		1,638,007		—		(455,228)		10,160,182
Accumulated amortization		(6,763,592)		—		—		(8,720)		(1,772,779)		429,862		(8,115,229)

Net		786,117		1,427,694		—		1,629,287		(1,772,779)		(25,366)		2,044,953

Total of intangibles, net	Ps.	122,137,703	Ps.	17,437,766	Ps.	7,844,339	Ps.	5,573,413	Ps.	(20,209,434)	Ps.	(7,614,398)	Ps.	125,169,389

Goodwill	Ps.	145,566,497	Ps.	—	Ps.	10,869,571	Ps.	(843,005)		—	Ps.	(2,693,262)	Ps.	152,899,801

b) The aggregate carrying amount of goodwill is allocated as follows:

	2018	2019
Europe (7 countries)	Ps. 53,066,729	Ps.52,950,325
Brazil (Fixed, wireless and TV)	21,388,124	28,062,398
Puerto Rico	17,463,394	17,463,394
Dominican Republic	14,186,723	14,186,723
Colombia	12,770,381	12,124,685
México	9,856,601	10,148,380
Peru	3,086,981	2,739,947
Chile	2,576,214	2,364,816
El Salvador	2,510,577	2,499,552
Ecuador	2,155,385	2,155,384
Other countries	6,505,388	8,204,197

	Ps. 145,566,497	Ps.152,899,801

c) The following is a description of the major changes in the “Licenses and rights of use” caption during the years ended December 31, 2017, 2018 and 2019:

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

2018 Acquisitions

i. In December, Dominican Republic acquired radio spectrum totaling Ps. 709,829 (RD$ 1,831,427) with a useful life of 11 years.

ii. Additionally, in 2018, the Company acquired other licenses in Paraguay, Puerto Rico, Europe, Argentina, Chile and others countries in the amount of Ps. 3,517,415.

2019 Acquisitions

i) In 2019, Claro Brasil increased its licenses value by Ps. 3,457,251 by renewal licenses Anatel and reversion of IRU of Telxus referring to ICMS.

ii) In 2019, Austria acquired licenses to operate certain frequencies for Ps. 3,023,732, (3.5 GHz; EUR 64.3 mn), Belarus (2.1 GHz; EUR 9.5 mn) and Croatia (2.1 GHz; EUR 7.2 mn).

iii) In 2019, Telmex increased its licenses value by Ps. 459,668 for rights to use IFETEL with a validity of 20 years, and a right to use submarine cable with a validity of 10 years.

iv) In January 2019, Telcel acquired licenses for an amount of Ps.1,649,525 for PC´s 98 concessions titles and September 30, 2019 for 400 MHZ concessions titles.

v) In December 2019, Comcel increased its licenses value by Ps. 2,753,768 or (468,511,573,375 Colombian pesos) in accordance with Res.3386 of December 23, granted Claro (Comcel) the 20 years renewal of 10 MHz of spectrum in the 1900 MHz band.

vi) Additionally, in 2019, the Company acquired other licenses in Puerto Rico, Argentina, Guatemala, Panamá and other countries in the amount of Ps. 1,862,934.

Amortization of intangibles for the years ended December 31, 2017, 2018 and 2019 amounted to Ps. 24,348,182, Ps. 25,798,610 and Ps. 20,209,434, respectively.

Some of the jurisdictions in which the Company operates can revoke their concessions under certain circumstances such as imminent danger to national security, national economy and natural disasters.

12. Business combinations, acquisitions, sale and non-controlling interest

a) The following is a description of the major acquisitions of investments in associates and subsidiaries during the years ended December 31, 2017 and 2019:

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

b) During 2017, the Company acquired through its subsidiaries, other entities for which it paid Ps. 3,249,164, net of acquired cash. The identified goodwill has been allocated to the Europe segment. The goodwill recognized amounted to Ps. 260,355.

c) The Company acquired an additional non-controlling interest in its Mexican entities for an amount of Ps. 23,881.

Acquisitions 2019

a) On January 24, 2019, the Company acquired 100% of Telefónica Móviles Guatemala, S.A (“Telefónica Guatemala”) from Telefónica S.A. and certain of its affiliates. The acquired company provides mobile and fixed telecommunications services, including voice, data and Pay TV. The final purchase price paid for the business acquisition was Ps. 5,946,787, net of acquired cash. For the purchase accounting, the Company determined the fair value of Telefónica Guatemala´s identifiable assets and liabilities based on relative fair values. The purchase accounting is substantially completed as of the date of the financial statements and the values of the assets acquired and liabilities assumed are as follows:

2019 Provisional amounts at the acquisition date
Current assets	Ps. 1,214,178
Other non-current assets	252,469
Intangible assets (excluding goodwill)	676,884
Property, plant and equipment	5,757,958
Rights-of-use	2,331,029

Total assets acquired	10,232,518
Accounts payable	4,579,590
Other liabilities	2,338,592

Total liabilities assumed	6,918,182

Fair value of assets acquired and liabilities assumed, net	3,314,336
Acquisition price	5,946,787

Provisional goodwill	Ps. 2,632,451

b) On December 18, 2019, after receipt of the necessary approvals from local regulators, the Company completed the previously announced acquisition of 100% of Nextel Telecomunicações Ltda. and its subsidiaries (“Nextel Brazil”), from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V. Nextel Brazil provides nationwide mobile telecommunications services. With this transaction, the Company consolidates its operations as one of the leading telecommunication service providers in Brazil, strengthening its mobile network capacity, spectrum portfolio, subscriber base, coverage and quality, particularly in the cities of São Paulo and Rio de Janeiro, the main markets in Brazil.

The aggregate purchase price was Ps. 18,028,103, after making adjustments pursuant to the Purchase Agreement. After deducting Ps. 9,325,750 of net debt, the net purchase price at closing was Ps. 7,335,045 net of acquired cash. The purchase price is subject to review and adjustment by the Company.

Derived from the recent date of completion of the acquisition, as of the date when the present consolidated financial statements were drawn up, the process for allocating the purchase price is provisional. This analysis should conclude in the coming months, yet will not last longer than twelve months from the acquisition date stipulated in the standard.

The provisional purchase accounting as of December 31, 2019, is as follows:

2019 Provisional amounts at the acquisition date
Current assets	Ps. 3,624,576
Other non-current assets	4,805,319
Intangible assets (excluding goodwill)	7,167,455
Property, plant and equipment	5,161,676
Rights-of-use	7,337,478

Total assets acquired	28,096,504
Accounts payable	14,036,438
Other liabilities	14,953,685

Total liabilities assumed	28,990,123

Fair value of assets acquired and liabilities assumed, net	(893,619)
Acquisition Price	7,335,045

Provisional goodwill	Ps. 8,228,664

c) During 2019, the Company acquired through its subsidiaries, other entities for which it paid Ps. 48,808, net of acquired cash.

d) The Company acquired an additional non-controlling interest in its entities for an amount of Ps. 83,055.

b) Consolidated subsidiaries with non-controlling interests

The Company has control over Telekom Austria, which has a material non-controlling interest. Set out below is summarized information as of December 31, 2018 and 2019 of TKA’s consolidated financial statements. The amounts disclosed for this subsidiary are before inter-company eliminations and using the same accounting policies of América Móvil.

Selected financial data from the consolidated statements of financial position

	December 31,
	2018		2019
Assets:
Current assets	Ps.	29,854,542	Ps.	29,516,038
Non-current assets		131,407,408		137,724,390

Total assets	Ps.	161,261,950	Ps.	167,240,428

Liabilities and equity:
Current liabilities	Ps.	36,822,034	Ps.	34,608,254
Non-current liabilities		80,023,800		89,711,288

Total liabilities		116,845,834		124,319,542
Equity attributable to equity holders of the parent		22,621,625		21,864,132
Non-controlling interest		21,794,491		21,056,754

Total equity	Ps.	44,416,116	Ps.	42,920,886

Total liabilities and equity	Ps.	161,261,950	Ps.	167,240,428

Summarized consolidated statements of comprehensive income

	For the year ended December 31,
	2017		2018		2019
Operating revenues	Ps.	93,644,173	Ps.	100,716,444	Ps.	98,420,289
Operating costs and expenses		86,920,692		95,984,880		89,732,428

Operating income	Ps.	6,723,481	Ps.	4,731,564	Ps.	8,687,861

Net income	Ps.	5,656,132	Ps.	3,809,694	Ps.	5,051,145

Total comprehensive income	Ps.	7,737,797	Ps.	5,047,838	Ps.	1,466,783

Net income attributable to:
Equity holders of the parent	Ps.	2,884,627	Ps.	1,942,944	Ps.	2,565,733
Non-controlling interest		2,771,505		1,866,750		2,485,412

	Ps.	5,656,132	Ps.	3,809,694	Ps.	5,051,145

Comprehensive income attributable to:
Equity holders of the parent	Ps.	3,978,263	Ps.	2,574,397	Ps.	748,059
Non-controlling interest		3,759,534		2,473,441		718,724

	Ps.	7,737,797	Ps.	5,047,838	Ps.	1,466,783

13. Income Taxes

As explained previously in these consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in different countries. Presented below is a discussion of income tax matters that relates to the Company’s consolidated operations, its Mexican operations and significant foreign operations.

i)	Consolidated income tax matters

The composition of income tax expense for the years ended December 31, 2017, 2018 and 2019 is as follows:

	2017		2018		2019
In Mexico:
Current year income tax	Ps.	16,568,274	Ps.	28,572,414	Ps.	26,295,431
Deferred income tax		2,582,287		(2,688,727)		208,658
Foreign:
Current year income tax		13,524,729		19,898,728		20,843,720
Deferred income tax		(7,733,779)		694,664		3,685,724

	Ps.	24,941,511	Ps.	46,477,079	Ps.	51,033,533

Deferred tax related to items recognized in OCI during the year:

	For the years ended December 31,
	2017		2018		2019
Remeasurement of defined benefit plans	Ps.	3,032,403	Ps.	408,735	Ps.	9,217,320
Effect of financial instruments acquired for hedging purposes		(5,337)
Equity investments at fair value		(266,753)		1,613,667		(378,606)
Other		—		(8,922)		—

Deferred tax benefit (expense) recognized in OCI	Ps.	2,760,313	Ps.	2,013,480	Ps.	8,838,714

A reconciliation of the statutory income tax rate in Mexico to the consolidated effective income tax rate recognized by the Company is as follows:

	Year ended December 31,
	2017	2018	2019
Statutory income tax rate in Mexico	30.0%	30.0%	30.0%
Impact of non-deductible and non-taxable items:
Tax inflation effects	17.8%	7.3%	3.5%
Derivatives	1.0%	0.4%	(0.1%)
Employee benefits	2.2%	1.3%	1.8%
Other	2.6%	6.3%	1.8%

Effective tax rate on Mexican operations	53.6%	45.3%	37.0%
Use of unrecognized tax credits in Brazil	(0.4%)	—	—
Dividends received from associates Equity	(1.2%)	(0.8%)	(0.4%)
Foreign subsidiaries and other non-deductible items, net	(8.3%)	1.5%	5.5%

Effective tax rate	43.7%	46.0%	42.1%

An analysis of temporary differences giving rise to the net deferred tax liability is as follows:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2018	2019	2017	2018	2019
Provisions	Ps. 20,781,421	Ps. 17,964,305	Ps. 1,579,604	Ps. 1,841,705	Ps. (257,070)
Deferred revenues	6,866,120	5,820,260	(965,010)	3,632,051	(1,077,259)
Tax losses carry forward	27,881,491	26,630,407	(323,506)	(5,833,660)	(9,873)
Property, plant and equipment (1)	(11,756,590)	(11,962,544)	1,974,753	453,493	(461,594)
Inventories	2,106,976	1,787,065	519,046	81,270	(291,531)
Licenses and rights of use (1)	(3,896,788)	(3,399,931)	348,201	961,402	432,403
Employee benefits	33,673,874	41,743,744	1,225,310	1,128,209	(1,019,042)
Other	10,956,823	9,491,550	793,094	(270,407)	(1,210,417)

Net deferred tax assets	Ps. 86,613,327	Ps. 88,074,856

Deferred tax expense in net profit for the year			Ps. 5,151,492	Ps. 1,994,063	Ps. (3,894,383)

(1)	As of December 31, 2018 and 2019 the balance included the effects of hyperinflation.

Reconciliation of deferred tax assets and liabilities, net:

	2017		2018		2019
Opening balance as of January 1,	Ps.	98,589,818	Ps.	104,573,985	Ps.	86,613,327
Deferred tax benefit		5,151,492		1,994,063		(3,894,384)
Translation effect		(1,687,276)		(8,854,010)		2,047,916
Deferred tax benefit recognized in OCI		2,760,313		2,013,480		8,838,714
Deferred taxes acquired in business combinations		(240,362)		(25,827)		(276,568)
Hyperinflationary effect in Argentina		—		(4,907,151)		(5,254,149)
Effect of adoption of IFRS 9		—		544,628		—
Effect of adoption of IFRS 15		—		(8,725,841)		—

Closing balance as of December 31,	Ps.	104,573,985	Ps.	86,613,327	Ps.	88,074,856

Presented in the consolidated statements of financial position as follows:
Deferred income tax assets	Ps.	116,571,349	Ps.	111,186,768	Ps.	106,167,897
Deferred income tax liabilities		(11,997,364)		(24,573,441)		(18,093,041)

	Ps.	104,573,985	Ps.	86,613,327	Ps.	88,074,856

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

At December 31, 2018 and 2019, the balance of the contributed capital account (“CUCA”) is Ps. 536,278,717 and Ps. 551,221,490, respectively. On January 1, 2014, the Cuenta de Utilidad Fiscal Neta (“CUFIN”) is computed on an América Móvil’s stand-alone basis. The balance of the América Móvil’s stand-alone basis CUFIN amounted to Ps. 276,185,284 and Ps. 320,880,512 as of December 31, 2018 and 2019, respectively.

ii)	Significant foreign income tax matters

a)	Results of operations

The foreign subsidiaries determine their taxes on profits based on their individual taxable income, in accordance with the specific tax regimes of each country.

The effective income tax rate for the Company’s foreign jurisdictions was 15% in 2017, 31% in 2018 and 40% in 2019. The statutory tax rates in these jurisdictions vary, although many approximate 21% to 40%. The primary difference between the statutory rates and the effective rates in 2017, 2018 and 2019 was attributable to dividends received from KPN and other non-deductible items and non-taxable income.

iii)	Tax losses

a) At December 31, 2019, the available tax loss carryforwards recorded in deferred tax assets are as follows on a country by country basis:

Country	Balance of available tax loss carryforwards at December 31, 2019	Tax loss carryforward benefit
Brazil	Ps. 52,118,464	Ps.17,720,278
Austria	14,470,465	3,617,616
Mexico	13,980,757	4,194,227
Colombia	2,354,479	776,978
Peru	392,999	115,935
Chile	754,221	203,640
Puerto Rico	4,598	1,733

Total	Ps. 84,075,983	Ps.26,630,407

b) The tax loss carryforwards in the different countries in which the Company operates have the following terms and characteristics:

bi) The Company has accumulated Ps. 52,118,464 in net operating loss carryforwards (NOL’s) in Brazil as of December 31, 2019. In Brazil, there is no expiration of the NOL’s. However, the NOL´s amount used against taxable income in each year may not exceed 30% of the taxable income for such year. Consequently, in the year in which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate tax rate.

The Company believes that it is more likely than not that the accumulated balances of its net deferred tax assets are recoverable, based on the positive evidence of the Company to generate future taxable income related to the same taxation authority which will result in taxable amounts against which the available tax losses can be utilized before they expire.

bii) The Company has accumulated Ps. 14,470,465 in NOL’s in Austria as of December 31, 2019. In Austria, the NOL´s have no expiration, but its annual usage is limited to 75% of the taxable income of the year. The realization of deferred tax assets is dependent upon the expected generation of future taxable income during the periods in which these temporary differences become deductible.

biii) The Company has accumulated Ps.13,980,757 of tax losses in Mexico. The company estimates that there is positive evidence that allows it to use these losses, these should be reduced to the extent that it is considered likely that there will be sufficient taxable profits to allow them to recover in full or in part, the losses will only be compensated when there is a right legally required and are approved by the tax authorities in Mexico.

iv)	Optional regime

The Mexican Tax Law establishes an optional regime for group companies called: Optional Regime for Groups of Companies. For these purposes, the integrating (controlling) company must own more than 80% of the shares with voting rights of the integrated (controlled) companies. In general terms, the Integration regime allows to differ, for each of the companies that make up the group, and for up to three years, or sooner if certain assumptions are made, the whole of the income tax that results from considering the determination of the individual income tax to its charge is the effect derived from recognizing, indirectly, the tax losses incurred by the companies in the group for the year in question.

On December 19, 2019, the integrating company submitted to the Mexican tax authorities, the notice to end to belong under the Optional Regime for Groups of Companies, which implies, pay in January 2020, the deferred income tax for the years 2016-2018. Therefore, from the year 2020, the group will be taxable under the General Regime for Legal Persons.

14.	Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2018				(thousand pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2019	Ps.	14,762,175
	Fixed-rate Senior notes (i)	5.500%	2019		7,427,972
	Fixed-rate Senior notes (i)	5.000%	2020		41,822,521
	Fixed-rate Senior notes (i)	3.125%	2022		31,492,640
	Fixed-rate Senior notes (i)	6.375%	2035		19,315,420
	Fixed-rate Senior notes (i)	6.125%	2037		7,267,419
	Fixed-rate Senior notes (i)	6.125%	2040		39,365,800
	Fixed-rate Senior notes (i)	4.375%	2042		22,635,335

	Subtotal U.S. dollars			Ps.	184,089,282

Mexican pesos
	Fixed-rate Senior notes (i)	6.000%	2019	Ps.	10,000,000
	Domestic Senior notes (i)	8.600%	2020		7,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,629,425
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	68,001,125

Euros
	Fixed-rate Senior notes (i)	4.125%	2019	Ps.	22,558,572
	Exchangeable Bonds (i)	0.000%	2020		64,107,851
	Fixed-rate Senior notes (i)	3.000%	2021		22,558,572
	Fixed-rate Senior notes (i)	3.125%	2021		17,568,739
	Fixed-rate Senior notes (i)	4.000%	2022		18,028,031
	Fixed-rate Senior notes (i)	4.750%	2022		16,918,929
	Fixed-rate Senior notes (i)	3.500%	2023		7,132,481
	Fixed-rate Senior notes (i)	3.259%	2023		16,918,929
	Fixed-rate Senior notes (i)	1.500%	2024		19,174,786
	Fixed-rate Senior notes (i)	1.500%	2026		16,918,929
	Fixed-rate Senior notes (i)	2.125%	2028		14,663,072

	Subtotal Euros			Ps.	236,548,891

Pounds sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,550,801
	Fixed-rate Senior notes (i)	5.750%	2030		16,316,042
	Fixed-rate Senior notes (i)	4.948%	2033		7,530,481
	Fixed-rate Senior notes (i)	4.375%	2041		18,826,202

	Subtotal Pounds sterling			Ps.	55,223,526

At December 31, 2018				(thousand pesos)
Currency	Loan	Interest rate	Maturity	Total
Brazilian reais
	Debenture (i)	103.900% of CDI	2019	Ps.	5,079,720
	Promissory notes (i)	102.400% of CDI	2019		5,079,720
	Promissory notes (i)	103.250% of CDI	2019		1,828,699
	Debenture (i)	102.900% of CDI	2020		7,619,580
	Debenture (i)	104.000% of CDI	2021		5,587,692
	Debenture (i)	104.250% of CDI	2021		7,695,776

	Subtotal Brazilian reais			Ps.	32,891,187

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,334,864

	Subtotal Japanese yen			Ps.	2,334,864

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,904,707

	Subtotal Chilean pesos			Ps.	3,904,707

	Subtotal other currencies			Ps.	6,239,571

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	12,407,214

	Subtotal Euros			Ps.	12,407,214

Pounds sterling
	GBP NC7 Capital Securities (iii)	6.375%	2073	Ps.	13,805,881

	Subtotal Pounds sterling			Ps.	13,805,881

	Subtotal Hybrid Notes				26,213,095

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	L + 0.200% and 1.500% - 8.950%	2019 - 2021	Ps.	11,698,885
Mexican pesos
	Lines of credit (ii)	TIIE + 0.175%	2019	Ps.	4,500,000
Euros
	Lines of credit (ii)	-0.100% - 0.000%	2019	Ps.	5,526,850
Brazilian reais
	Lines of credit (ii)	5.000% - 6.000%	2019 - 2027	Ps.	27,009
Peruvian Soles
	Lines of credit (ii)	4.700% - 12.100%	2019	Ps.	7,898,595
Chilean pesos
	Financial Leases	8.700% - 8.970%	2019 - 2027	Ps.	64,437

	Subtotal Lines of Credit and others			Ps.	29,715,776

	Total debt			Ps.	638,922,453

	Less: Short-term debt and current portion of long-term debt			Ps.	96,230,634

	Long-term debt			Ps.	542,691,819

At December 31, 2019				(thousand pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.000%	2020	Ps.	11,774,764
	Fixed-rate Senior notes (i)	3.125%	2022		30,152,320
	Fixed-rate Senior notes (i)	3.625%	2029		18,845,200
	Fixed-rate Senior notes (i)	6.375%	2035		18,493,360
	Fixed-rate Senior notes (i)	6.125%	2037		6,958,119
	Fixed-rate Senior notes (i)	6.125%	2040		37,690,400
	Fixed-rate Senior notes (i)	4.375%	2042		21,671,980
	Fixed-rate Senior notes (i)	4.375%	2049		23,556,500

	Subtotal U.S. dollars			Ps.	169,142,643

Mexican pesos
	Domestic Senior notes (i)	8.600%	2020	Ps.	7,000,000
	Fixed-rate Senior notes (i)	6.450%	2022		22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,757,592
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	58,129,292

Euros
	Commercial Paper (iv)	-0.230%	2020	Ps.	380,360
	Commercial Paper (iv)	-0.230%	2020		211,311
	Commercial Paper (iv)	-0.230%	2020		211,311
	Commercial Paper (iv)	-0.230%	2020		950,901
	Commercial Paper (iv)	-0.230%	2020		633,934
	Commercial Paper (iv)	-0.230%	2020		211,311
	Exchangeable Bond (i)	0.000%	2020		60,051,270
	Fixed-rate Senior notes (i)	3.000%	2021		21,131,123
	Fixed-rate Senior notes (i)	3.125%	2021		15,848,342
	Fixed-rate Senior notes (i)	4.000%	2022		15,848,342
	Fixed-rate Senior notes (i)	4.750%	2022		15,848,342
	Fixed-rate Senior notes (i)	3.500%	2023		6,339,337
	Fixed-rate Senior notes (i)	3.259%	2023		15,848,342
	Fixed-rate Senior notes (i)	1.500%	2024		17,961,454
	Fixed-rate Senior notes (i)	1.500%	2026		15,848,342
	Fixed-rate Senior notes (i)	0.750%	2027		21,131,123
	Fixed-rate Senior notes (i)	2.125%	2028		13,735,230

	Subtotal Euros			Ps.	222,190,375

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,491,541
	Fixed-rate Senior notes (i)	5.750%	2030		16,239,003
	Fixed-rate Senior notes (i)	4.948%	2033		7,494,924
	Fixed-rate Senior notes (i)	4.375%	2041		18,737,311

	Subtotal Pound Sterling			Ps.	54,962,779

At December 31, 2019				(thousand pesos)
Currency	Loan	Interest rate	Maturity	Total
Brazilian reais
	Debentures (i)	102.900% de CDI	2020	Ps.	7,013,124
	Debentures (i)	104.000% de CDI	2021		5,142,958
	Debentures (i)	104.250% de CDI	2021		7,083,256
	Promissory notes (i)	CDI + 0.600%	2021		1,683,150
	Promissory notes (i)	106.000% de CDI	2022		9,350,832
	Promissory notes (i)	106.500% de CDI	2022		4,675,416

	Subtotal Brazilian reais			Ps.	34,948,736

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,255,663

	Subtotal Japanese yen			Ps.	2,255,663

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,562,695

	Subtotal Chilean pesos			Ps.	3,562,695

	Subtotal other currencies			Ps.	5,818,358

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	11,622,118

	Subtotal Euros			Ps.	11,622,118

Pound Sterling
	GBP NC7 Capital Securities (iii)	6.375%	2073	Ps.	13,740,695

	Subtotal Pound Sterling			Ps.	13,740,695

	Subtotal Hybrid Notes			Ps.	25,362,813

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	5.500% - 9.020%	2020 - 2024	Ps.	9,359,340
Mexican pesos
	Lines of credit (ii)	TIIE + 0.050% - TIIE + 0.090%	2020	Ps.	22,000,000
Euros
	Lines of credit (ii)	0.030%	2020	Ps.	2,113,112
Peruvian Soles
	Lines of credit (ii)	3.550% - 3.700%	2020 - 2021	Ps.	15,351,211
Chilean pesos
	Lines of credit (ii)	TAB + 0.350%	2021	Ps.	4,821,222
	Financial Leases	8.700% - 8.970%	2020 - 2027	Ps.	54,596

	Subtotal Lines of Credit and others			Ps.	53,699,481

	Total debt			Ps.	624,254,477

	Less: Short-term debt and current portion of long-term debt			Ps.	129,172,033

	Long-term debt			Ps.	495,082,444

L = LIBOR (London Interbank Offered Rate)

TIIE = Mexican Interbank Interest Rate

CDI = Brazil Interbank Deposit Rate

TAB = Chilean Weighted average funding rate

Interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at December 31, 2018, and December 31, 2019 was approximately 4.31% and 4.16%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2018, and December 31, 2019, is as follows:

	2018	2019
Obligations and Senior Notes	Ps. 67,365,810	Ps. 88,438,286
Lines of credit	28,852,364	40,722,004
Financial Leases	12,460	11,743

Total	Ps. 96,230,634	Ps. 129,172,033

Weighted average interest rate	5.20%	3.31%

The Company’s long-term debt maturities as of December 31, 2019 are as follows:

Years	Amount
2021	Ps. 63,552,328
2022	98,645,036
2023	22,193,586
2024 and thereafter	310,691,494

Total	Ps. 495,082,444

(i) Senior Notes

The outstanding Senior Notes at December 31, 2018, and December 31, 2019, are as follows:

Currency*	2018	2019
U.S. dollars	Ps. 184,089,282	Ps. 169,142,643
Mexican pesos	68,001,125	58,129,292
Euros**	236,548,891	222,190,375
Pounds sterling**	55,223,526	54,962,779
Brazilian reais	32,891,187	34,948,736
Japanese yens	2,334,864	2,255,663
Chilean pesos	3,904,707	3,562,695
*	Thousands of Mexican pesos
**	Includes secured and unsecured senior notes.

(ii) Lines of credit

At December 31, 2018, 2019, debt under lines of credit aggregated to Ps. $29,651 million and Ps. $53,645 million, respectively.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $2,000 million and the other for U.S. $2,500 million maturing in 2021 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of December 31, 2019, these credit facilities were undrawn. Telekom Austria has also an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2024.

(iii) Hybrid Notes

We currently have two Capital Securities (hybrid notes) maturing in 2073: a series denominated in euros for a total amount of €550 million with a coupon of 6.375% and a series denominated in pound sterling for £550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). The Capital Securities are subject to redemption at our option at varying dates beginning in 2023 for the euro-denominated series and beginning in 2020 for the sterling-denominated series.

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

(iv) Commercial Paper

At December 31, 2019, debt under commercial paper aggregated to Ps. $2,599.1 million.

Restrictions

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2019, the Company was in compliance with all these requirements.

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

At December 31, 2019, the Company was in compliance with all the covenants.

15. Right-of-use assets and lease debt

The Company has lease contracts for various items of towers & sites, property and other equipment used in its operations. Towers and sites generally have lease terms between 5 and 12 years, while property and other equipment generally have lease terms between 5 and 25 years.

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Towers & Sites	Property	Other equipment	Total	Liability related to right-of-use of assets
As of January 1, 2019	Ps. 94,252,098	Ps. 21,075,884	Ps. 4,750,320	Ps. 120,078,302	Ps. 119,387,660
Additions and release	6,364,508	921,542	729,001	8,015,051	7,437,621
Business Combinations	9,668,507	—	—	9,668,507	10,810,111
Modifications	7,474,469	1,288,974	728,837	9,492,280	8,363,045
Depreciation	(17,286,497)	(4,941,222)	(1,365,847)	(23,593,566)	—
Interest expense	—	—	—	—	7,940,240
Payments	—	—	—	—	(26,765,075)
Translation adjustment	(4,370,636)	(905,808)	(380,907)	(5,657,351)	(6,576,869)

Balance at December 31, 2019	Ps. 96,102,449	Ps. 17,439,370	Ps. 4,461,404	Ps. 118,003,223	Ps. 120,596,733

The total of the right-of-use assets include an amount of Ps. 22,878,245 corresponding to related parties and the total of lease liabilities include an amount of Ps. 23,805,275 corresponding to related parties.

The implementation of IFRS 16 required a significant effort due to the fact of the need to make certain estimates, such as the lease term, based on the non-cancelable period and the periods covered by options to extend the lease. The Company considered the extension of the lease terms beyond the non-cancelable period only when it was reasonably certain to extend it. The reasonability of the extension was affected by several factors, such as regulation, business model, and geographical business strategies.

The maturity analysis of lease debt is disclosed as follows as of December 31, 2019:

	2019
Short term	Ps.	25,894,711
Long term		94,702,022

Total	Ps.	120,596,733

Maturity analysis	2019
Within one year	Ps.	25,894,711
After one year but not more than five years		80,981,832
More than five years		13,720,190

Total	Ps.	120,596,733

The following are the amounts recognized in profit or loss:

	2019
	Others	Related parties	Total
Depreciation expense of right-of-use assets	Ps. 18,176,521	Ps. 5,417,045	Ps. 23,593,566
Interest expense on lease liabilities	5,654,721	2,285,519	7,940,240
Expense relating to short-term leases	1,978,403	1,958	1,980,361
Expense relating to leases of low-value assets	25,935	—	25,935
Variable lease payments	1,299,502	—	1,299,502

Total	Ps. 27,135,082	Ps. 7,704,522	Ps. 34,839,604

16. Accounts payable, accrued liabilities and asset retirement obligations

a) The components of the captions accounts payable and accrued liabilities are as follows:

	At December 31,
	2018		2019
Suppliers	Ps.	118,406,380	Ps.	113,370,716
Sundry creditors		91,087,197		90,849,195
Interest payable		8,535,519		8,057,170
Guarantee deposits from customers		1,421,336		1,467,835
Dividends payable		2,506,835		2,367,908

Total	Ps.	221,957,267	Ps.	216,112,824

b) The balance of accrued liabilities at December 31, 2018 and 2019 are as follows:

	At December 31,
	2018		2019
Current liabilities
Direct employee benefits payable	Ps.	16,152,118	Ps.	17,991,283
Contingencies		40,281,573		34,379,969

Total	Ps.	56,433,691	Ps.	52,371,252

The movements in contingencies for the years ended December 31, 2018 and 2019 are as follows:

	Balance at December 31, 2017	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2018
					Payments	Reversals
Contingencies	Ps. 51,079,131	Ps. 7,812	Ps. (5,729,826)	Ps. 15,683,252	Ps. (6,203,329)	Ps. (14,555,467)	Ps. 40,281,573

	Balance at December 31, 2018	Business combination	Effect of translation	Increase of the year	Applications		Reclassification by adoption of IFRIC 23	Balance at December 31, 2019
					Payments	Reversals
Contingencies	Ps. 40,281,573	Ps.1,378,611	Ps. (2,302,058)	Ps.6,410,975	Ps. (5,483,327)	Ps. (1,833,518)	Ps. (4,072,287)	Ps. 34,379,969

Contingencies include tax, labor, regulatory and other legal type contingencies. See Note 17 b) for detail of contingencies.

c) The movements in the asset retirement obligations for the years ended December 31, 2018 and 2019 are as follows:

	Balance at December 31, 2017	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2018
					Payments	Reversals
Asset retirement obligations	Ps. 18,245,129	Ps. —	Ps. (2,020,853)	Ps. 1,062,745	Ps. (151,364)	Ps. (1,164,056)	Ps. 15,971,601

	Balance at December 31, 2018	Business combination	Effect of translation	Increase of the year	Applications		Balance at December 31, 2019
					Payments	Reversals
Asset retirement obligations	Ps. 15,971,601	Ps. 293,548	Ps. (1,339,033)	Ps. 1,600,197	Ps. (128,842)	Ps. (580,727)	Ps. 15,816,744

The discount rates used for the asset retirement obligation are based on market rates that are expected to be undertaken by the dismantling or restoration of cell sites and may include labor costs.

17. Commitments and Contingencies

a) Commitments

The Company and its subsidiaries have commitments that mature on different dates, related to committed capital expenditures and cell phone purchases.

As of December 31, 2019, the total amounts equivalent to the contract period are detailed below:

Year ended December 31,
2020	Ps.	69,338,478
2021		55,304,232
2022		13,512,005
2023		532,373

Total	Ps.	138,687,088

b) Contingencies

In each of the countries in which we operate, we are party to legal proceedings in the ordinary course of business. These proceedings include tax, labor, antitrust, contractual matters and administrative and judicial proceedings concerning regulatory matters such as interconnection and tariffs. The following is a description of our material legal proceedings.

(1) Mexican Tax Assessment and Fine

In 2014, the Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”) notified the Company of a Ps. 529,700 tax assessment related to the Company’s tax return for the fiscal year ended December 31, 2005 and reduced the Company’s consolidated tax loss for that year from Ps. 8,556,000 to zero. The Company has challenged this assessment before the competent courts and a final resolution is pending. The Company has not established a provision in the accompanying consolidated financial statements for an eventual loss arising from this assessment, which it does not consider probable.

In 2012, the SAT notified the Company and its subsidiary Sercotel, S.A. de C.V. (“Sercotel”) of a tax assessment of approximately Ps. 1,400,000 for alleged tax improprieties arising from the transfer of certain accounts receivable from one of the Company’s subsidiaries to Sercotel. In 2014, the Company challenged the tax assessment, and a final resolution is pending. The Company has not established a provision in the accompanying consolidated financial statements for an eventual loss arising from this tax assessment, which the Company does not consider probable.

(2) Telcel Mobile Termination Rates

The mobile termination rates between Telcel and other network operators have been the subject of various legal proceedings. With respect to interconnection fees for 2017, 2018, 2019 and 2020, Telcel has challenged the applicable resolutions and final resolutions are pending.

Given that the “zero rate” that prevented Telcel from charging termination rates in its mobile network was held unconstitutional by the Supreme Court (Suprema Corte de Justicia de la Nación “SCJN”), the IFT has determined asymmetric interconnection rates for the termination of traffic in Telcel’s and other operators’ networks for 2018, 2019 and 2020. The resolutions setting such rates have been challenged by Telcel, and final resolutions are pending.

The Company expects that mobile termination rates, as well as other rates applicable to mobile interconnection (such as transit), will continue to be the subject of litigation and administrative proceedings. The Company cannot predict when or how these disputes will be resolved or the financial effects of any such resolution.

(3) Telcel Class Action Lawsuits

Two class action lawsuits have been filed against Telcel by customers allegedly affected by Telcel’s quality of service and wireless and broadband rates. At this stage, the Company cannot assess whether these class action lawsuits could have an adverse effect on the Company’s business and results of operations in the event that they are resolved against Telcel, due to uncertainty about the factual and legal claims underlying these proceedings. Consequently, the Company has not established a provision in the accompanying consolidated financial statements for an eventual loss arising from these proceedings.

(4) IFT Proceedings Against Telmex

In 2018, the IFT imposed a fine of Ps. 2,543,937 on Telmex relating to a sanction procedure triggered by the alleged breach in 2013 and 2014 of certain minimum quality goals for link services. Telmex challenged this fine, and a final resolution is pending.

(5) Brazilian Tax Matters

As of December 31, 2019, certain Company’s Brazilian subsidiaries had aggregate tax contingencies of Ps. 137,382,429 (R$ 29,384,000) for which the Company has established provisions of Ps. 20,637,287 (R$ 4,414,000) in the accompanying consolidated financial statements for eventual losses arising from contingencies that the Company considers probable. The most significant contingencies for which provisions have been established are:

•

Ps. 53,252,990 (R$ 11,390,000) aggregate contingencies and Ps. 3,515,913 (R$ 752,000) provisions related to value-added tax (Imposto sobre a Circulação de Mercadorias e Prestação de Serviços or “ICMS”) assessments;

•

Ps. 18,182,694 (R$ 3,889,000) aggregate contingencies and Ps. 4,072,287 (R$ 871,000) provisions related to social contribution on net income (Contribuição Social sobre o Lucro Líquido or “CSLL”) and corporate income tax (Imposto de Renda sobre Pessoa Jurídica or “IRPJ”) assessments;

•

Ps. 18,084,510 (R$ 3,868,000) aggregate contingencies and Ps. 5,825,569 (R$ 1,246,000) provisions related to the social integration program (Programa de Integração Social or “PIS”) and the contribution for social security financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”) assessments;

•

Ps. 16,265,773 (R$ 3,479,000) aggregate contingencies and Ps. 1,613,019 (R$ 345,000) provisions mainly related to an allegedly improper exclusion of interconnection revenues and costs from the basis used to calculate Fund for Universal Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações or “FUST”) obligations, which are being contested;

•

Ps. 4,937,239 (R$ 1,056,000) aggregate contingencies and Ps. 1,384 (R$ 296) provisions related to an alleged underpayment of obligations to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações or “FUNTTEL”), which are being challenged and a final resolution is pending;

•

Ps. 1,954,324 (R$ 418,000) aggregate contingencies and Ps. 14,026 (R$ 3,000) provisions related to the alleged nonpayment of Services Tax (Imposto Sobre Serviços or “ISS”) over several communication services, including Pay TV services, considered taxable for ISS by the Municipal Revenue Services, which are being challenged and a final resolution is pending;

•

Ps. 3,356,949 (R$ 718,000) aggregate contingencies and Ps. 98,184 (R$ 21,000) provisions arising, among others, from the alleged underpayment of IRRF and CIDE taxes and on remittances made to foreign operators as remuneration for completing international calls abroad (outgoing traffic); and

•	Ps. 4,599,207 (R$ 983,700) aggregate contingencies and Ps. 4,574,745 (R$ 978,468) provisions related to the requirement to contribute to the Promotion of Public Radio Broadcasting (“EBC”).

In addition, the Company’s Brazilian subsidiaries are subject to a number of contingencies for which it has not established provisions in the accompanying consolidated financial statements because the Company does not consider the potential losses related to these contingencies to be probable. These include a fine for Ps. 12,675,053 (R$ 2,711,000) imposed for an unpaid installation inspection fee (Taxa de Fiscalização de Instalação or “TFI”) allegedly due for the renovation of radio base stations, which is being challenged on the basis that there was no new equipment installation that could have led to this charge.

(6) Anatel Challenge to Inflation Adjustments

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

The amount of the alleged shortfall as well as the method used to calculate monetary corrections are in dispute. If other methods or assumptions are applied, the amount may increase. In 2019, Anatel calculated the monetary correction in a total amount of Ps. 19,169,206 (R$ 4,100,000). As of December 31, 2019, the Company has established a provision of Ps. 3,197,985 (R$ 684,000) in the accompanying consolidated financial statements for the losses arising from these contingencies, which the Company considers probable.

18. Employee Benefits

An analysis of the net liability and net period cost for employee benefits is as follows:

	At December 31,
	2018	2019
Mexico	Ps. 85,517,190	Ps. 116,537,660
Puerto Rico	13,986,596	13,228,592
Brazil	5,666,694	9,503,738
Europe	12,705,926	12,827,318
Ecuador	448,608	409,750

Total	Ps. 118,325,014	Ps. 152,507,058

	For the year ended December 31
	2017	2018	2019
Mexico	Ps. 11,586,065	Ps. 12,046,208	Ps. 12,788,464
Puerto Rico	776,238	686,067	747,755
Brazil	735,855	579,432	511,964
Europe	385,689	619,039	2,526,957
Ecuador	152,335	58,354	34,425

	Ps. 13,636,182	Ps. 13,989,100	Ps. 16,609,565

The defined benefit obligation (DBO) and plan assets for the pension and other benefit obligation plans, by country, are as follows:

	At December 31
	2018				2019
	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability	DBO	Plan Assets	Effect of asset celling	Net employee benefit liability
Mexico	Ps. 247,997,060	Ps. (163,404,418)	Ps.	Ps. 84,592,642	Ps. 280,602,176	Ps. (164,910,346)	Ps.	Ps. 115,691,830
Puerto Rico	35,220,889	(21,234,293)		13,986,596	35,803,893	(22,575,301)		13,228,592
Brazil	18,795,315	(19,032,411)	5,087,543	4,850,447	21,412,097	(18,815,174)	4,428,021	7,024,944
Europe	4,477,042			4,477,042	4,538,543			4,538,543

Total	Ps. 306,490,306	Ps. (203,671,122)	Ps. 5,087,543	Ps. 107,906,727	Ps. 342,356,709	Ps. (206,300,821)	Ps. 4,428,021	Ps. 140,483,909

Below is a summary of the actuarial results generated for the pension and retirement plans as well as the medical services in Puerto Rico and Brazil; the pension plans and seniority premiums related to Telmex; the pension plan, the service awards plan and severance in Austria corresponding to the years ended December 31, 2017, 2018 and 2019:

	At December 31, 2017
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	313,282,595	Ps.	(222,345,621)	Ps.	7,083,218	Ps.	98,020,192
Current service cost		4,285,693						4,285,693
Interest cost on projected benefit obligation		28,922,385						28,922,385
Expected return on plan assets				(20,916,104)				(20,916,104)
Changes in the asset ceiling during the period and others						716,330		716,330
Past service costs and other				53,032				53,032
Actuarial gain for changes in experience		(35,145)						(35,145)
Actuarial gain from changes in demographic assumptions		(85)						(85)
Actuarial gain from changes in financial assumptions		(4,294)						(4,294)

Net period cost	Ps.	33,168,554	Ps.	(20,863,072)	Ps.	716,330	Ps.	13,021,812
Actuarial loss for changes in experience		11,671,860						11,671,860
Actuarial gain from changes in demographic assumptions		(381,172)						(381,172)
Actuarial loss from changes in financial assumptions		2,438,078						2,438,078
Changes in the asset ceiling during the period and others						(856,188)		(856,188)
Return on plan assets greater than discount rate				(2,483,430)				(2,483,430)

Recognized in other comprehensive income	Ps.	13,728,766	Ps.	(2,483,430)	Ps.	(856,188)	Ps.	10,389,148
Contributions made by plan participants		198,713		(198,713)				—
Contributions to the pension plan made by the Company				(2,697,621)				(2,697,621)
Benefits paid		(18,841,754)		18,841,754				—
Payments to employees		(9,843,743)						(9,843,743)
Effect of translation		(2,579,506)		2,058,099		(423,800)		(945,207)

Others	Ps.	(31,066,290)	Ps.	18,003,519	Ps.	(423,800)	Ps.	(13,486,571)
Balance at the end of the year		329,113,625		(227,688,604)		6,519,560		107,944,581
Less short-term portion		(172,406)						(172,406)

Non-current obligation	Ps.	328,941,219	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,772,175

	At December 31, 2018
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	329,113,625	Ps.	(227,688,604)	Ps.	6,519,560	Ps.	107,944,581
Current service cost		3,322,813						3,322,813
Interest cost on projected benefit obligation		30,185,257						30,185,257
Expected return on plan assets				(20,804,104)				(20,804,104)
Changes in the asset ceiling during the period and others						587,373		587,373
Past service costs and other				157,765				157,765
Actuarial gain for changes in experience		(7,222)						(7,222)
Actuarial loss from changes in demographic assumptions		134,625						134,625
Actuarial gain from changes in financial assumptions		(24,890)						(24,890)

Net period cost	Ps.	33,610,583	Ps.	(20,646,339)	Ps.	587,373	Ps.	13,551,617
Actuarial gain for changes in experience		(21,283,470)						(21,283,470)
Actuarial loss from changes in demographic assumptions		68,482						68,482
Actuarial gain from changes in financial assumptions		(1,246,539)						(1,246,539)
Changes in the asset ceiling during the period and others						(1,055,409)		(1,055,409)
Return on plan assets greater than discount rate				23,503,296				23,503,296

Recognized in other comprehensive income	Ps.	(22,461,527)	Ps.	23,503,296	Ps.	(1,055,409)	Ps.	(13,640)
Contributions made by plan participants		173,722		(173,722)				—
Contributions to the pension plan made by the Company				(1,565,792)				(1,565,792)
Benefits paid		(19,546,541)		19,546,541				—
Payments to employees		(10,651,938)						(10,651,938)
Effect of translation		(3,535,477)		3,353,498		(963,981)		(1,145,960)

Others	Ps.	(33,560,234)	Ps.	21,160,525	Ps.	(963,981)	Ps.	(13,363,690)
Balance at the end of the year		306,702,447		(203,671,122)		5,087,543		108,118,868
Less short-term portion		(212,141)						(212,141)

Non-current obligation	Ps.	306,490,306	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	107,906,727

	At December 31, 2019
	DBO		Plan Assets		Effect of asset celling		Net employee benefit liability
Balance at the beginning of the year	Ps.	306,702,447	Ps.	(203,671,122)	Ps.	5,087,543	Ps.	108,118,868
Current service cost		2,591,975						2,591,975
Interest cost on projected benefit obligation		31,001,348						31,001,348
Expected return on plan assets				(20,070,037)				(20,070,037)
Changes in the asset ceiling during the period and others						445,743		445,743
Past service costs and others				144,481				144,481
Actuarial gain for changes in experience		(22,599)						(22,599)
Actuarial gain from changes in demographic assumptions		(129)						(129)
Actuarial loss from changes in financial assumptions		36,163						36,163

Net period cost	Ps.	33,606,758	Ps.	(19,925,556)	Ps.	445,743	Ps.	14,126,945
Actuarial loss for changes in experience		31,606,323						31,606,323
Actuarial gain from changes in demographic assumptions		(339,657)						(339,657)
Actuarial loss from changes in financial assumptions		7,207,072						7,207,072
Changes in the asset ceiling during the period and others						(712,064)		(712,064)
Return on plan assets greater than discount rate				423,514				423,514

Recognized in other comprehensive income	Ps.	38,473,738	Ps.	423,514	Ps.	(712,064)	Ps.	38,185,188
Contributions made by plan participants		155,188		(155,188)				—
Contributions to the pension plan made by the Company				(1,337,610)				(1,337,610)
Benefits paid		(15,836,928)		15,836,928				—
Payments to employees		(16,996,920)						(16,996,920)
Effect of translation		(3,534,509)		2,528,213		(393,201)		(1,399,497)

Others	Ps.	(36,213,169)	Ps.	16,872,343	Ps.	(393,201)	Ps.	(19,734,027)
Balance at the end of the year		342,569,774		(206,300,821)		4,428,021		140,696,974
Less short-term portion		(213,065)						(213,065)

Non-current obligation	Ps.	342,356,709	Ps.	(206,300,821)	Ps.	4,428,021	Ps.	140,483,909

In the case of other subsidiaries in Mexico, the net period cost of other employee benefits for the years ended December 31, 2017, 2018 and 2019 was Ps. 165,884, Ps.(16,347) and Ps.49,050, respectively. The balance of other employee benefits at December 31, 2018 and 2019 was Ps. 924,548 and Ps. 845,830 respectively.

In the case of Brazil, the net period cost of other benefits for the years ended December 31, 2017, 2018 and 2019 was Ps. 93,742, Ps.98,658 and Ps. 99,498, respectively. The balance of employee benefits at December 31, 2018 and 2019 was Ps. 724,009 and Ps. 2,402,285, respectively.

In the case of Ecuador, the net period cost of other benefits for the years ended December 31, 2017, 2018 and 2019 was Ps. 152,335, Ps.58,354 and Ps. 34,425, respectively. The balance of employee benefits at December 31, 2018 and 2019 was Ps. 448,608 and Ps. 409,750, respectively.

Plan assets are invested in:

	At December 31
	2018			2019
	Puerto Rico	Brazil	Mexico	Puerto Rico	Brazil	Mexico
Equity instruments	37%	—	39%	41%	—	36%
Debt instruments	60%	94%	61%	58%	94%	64%
Others	3%	6%	—	1%	6%	—

	100%	100%	100%	100%	100%	100%

Included in Telmex’s net pension plan liability are plan assets of Ps. 163,404,418 and Ps. 164,910,346 as of December 31, 2018 and 2019, respectively, of which 30.4% and 31.9% during 2018 and 2019, respectively, were invested in equity and debt instruments of both América Movil and also of related parties, primarily entities that are under common control of the Company’s principal shareholder. Telmex pension plan recorded a re-measurement of its defined pension plan of Ps. (1,141,142) and Ps. 34,782,129 during 2018 and 2019, respectively, attributable to a change in actuarial assumptions, and also a decline in the fair value of plan investments from December 31, 2018 to December 31, 2019. The decrease in fair value of the aforementioned related party pension plan investments approximated Ps. 21,279,760 and Ps. 4,156,919 during the years ended December 31, 2018 and 2019, respectively.

The assumptions used in determining the net period cost were as follows:

	2017				2018				2019
	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe	Puerto Rico	Brazil	Mexico	Europe
Discount rate and long-term rate return	3.61%	10.18%	10.70%	1.0%, 1.5% & 2.00%	4.45%	9.10%	11.81%	1.25%, 1.75% & 2.00%	3.23%	7.03%	10.50%	0.75%, 1.00% & 1.25%

Rate of future salary increases	2.75%	4.50%	4.50%	3.0.%, 3.5% & 4.4%	2.75%	4.00%	3.55%	3.0.%, 3.5% & 4.4%	2.75%	3.80%	3.20%	3.00%, 3.50% & 4.40%

Percentage of increase in health care costs for the coming year	3.57%	11.00%			3.87%	10.50%			3.18%	10.30%

Year to which this level will be maintained	N/A	2028			N/A	2029			N/A	2029

Rate of increase of pensions				1.60%				1.60%				1.60%

Employee turnover rate*				0.0%-1.72%				0.0%-1.51%				0.00%-1.38%
*	Depending on years of service

Biometric

Puerto Rico:
Mortality:	RP 2014, MSS 2019 Tables.
Disability:	1985 Pension Disability Table
Brazil:
Mortality:	2000 Basic AT Table for gender
Disability for assets:	UP 84 modified table for gender
Disability retirement:	80 CSO Code Table
Rotation:	Probability of leaving the Company other than death, Disability and retirement is zero

Europe

Life expectancy in Austria is based on “AVÖ 2018-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler”.

Telmex
Mortality:	Mexican 2000 (CNSF) adjusted
Disability:	Mexican Social Security adjusted by Telmex experience
Turnover:	Telmex experience
Retirement:	Telmex experience

For the year ended December 31, 2019, the Company conducted a sensitivity analysis on the most significant variables that affect the DBO, simulating independently, reasonable changes to roughly 100 basis points in each of these variables. The increase (decrease) would have resulted in the DBO pension and other benefits at December 31, 2018 are as follows:

	100 points		+100 points
Discount rate	Ps.	30,321,815	Ps.	(26,138,603)
Health care cost trend rate	Ps.	(878,071)	Ps.	1,032,650

Telmex Plans

Part of Telmex´s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation received by the employees in their final year of employment, their seniority, and their age at the time of retirement. Telmex has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary.

Europe

Defined benefit pension plans

A1 Telekom Austria Group provides defined benefits for certain former employees in Austria. All eligible employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of salary and years employed, not exceeding 80% of the salary before retirement, and taking into consideration the pension provided by the social security system. A1 Telekom Austria Group is exposed primarily to the risk of development of life expectancy and inflation because the benefits from pension plans are lifetime benefits. Furthermore, at December 31, 2019 and 2018, approximately 10% and 7%, respectively, of the obligation for pensions relate to the employees of the company Akenes in Lausanne, which was acquired in 2017.

Service awards

Civil servants and certain employees (in the following “employees”) are eligible to receive service awards. In accordance with the legal regulations, eligible employees receive a cash bonus of two months’ salary after 25 years of service and four months’ salary after 40 years of service. Employees with at least 35 years of service when retiring (at the age of 65) or who are retiring based on specific legal regulations are also eligible to receive the service award of four monthly salaries. The obligation is accrued over the period of service, taking into account the employee turnover rate of employees who leave service early. The main risk that A1 Telekom Austria Group is exposed to is the risk of development of salary increases and changes of interest rates.

Severance

Defined contribution plans

Employees who started work for A1 Telekom Austria Group in Austria on or after January 1, 2003 are covered by a defined contribution plan. A1 Telekom Austria Group paid Ps. 51,042 and Ps. 54,945 (1.53% of the salary or wage) into this defined contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2018 and 2019, respectively.

Defined benefit plans

Severance benefit obligations for employees hired before January 1, 2003, excluding civil servants, are covered by defined benefit plans. Upon termination by A1 Telekom Austria Group or retirement, eligible employees receive severance payments. Depending on their time in service, their severance is equal to a multiple of their monthly basic compensation plus variable elements such as overtime or bonuses, with a maximum of twelve monthly salaries. In case of death, the heirs of eligible employees receive 50% of the severance benefits. The primary risks to A1 Telekom Austria Group are salary increases and changes of interest rates.

b) Defined Contribution Plans

Brazil

Claro makes contributions to the DCP through Embratel Social Security Fund – Telos. Contributions are computed based on the salaries of the employees, who decide on the percentage of their contributions to the plan (participants enrolled before October 31st, 2014 is from 1% to 8% and, for those subscribed after that date, the contribution is from 1% to 7% of their salaries). Claro contributes the same percentage as the employee, capped at 8% of the participant’s balance for the employees that are eligible to participate in this plan.

At December 31, 2018 and 2019, the balance of the DCP liability was Ps. 92,238 and Ps.76,509, respectively. For the years ended December 31, 2017, 2018 and 2019 the cost of labor were Ps. 374, Ps. 2,377 and Ps. 3,365, respectively.

Europe

In Austria, pension benefits are generally provided by the social security system for employees, and by the government for civil servants. The contributions of 12.55% that A1 Telekom Austria Group made in 2018 and 2019 to the social security system and the government in Austria, amount to Ps. 1,348,773 and Ps. 1,334,713, respectively. Contributions of the foreign subsidiaries into the respective systems range between 7% and 29% and amount to Ps. 492,439 and Ps. 530,888 in 2018 and 2019, respectively.

Additionally, A1 Telekom Austria Group offers a defined contribution plan for employees of some of its Austrian subsidiaries. A1 Telekom Austria Group’s contributions to this plan are based on a percentage of the compensation not exceeding 5%. The annual expenses for this plan amounted to Ps. 281 693 and Ps. 258,705 in 2018 and 2019, respectively.

As of December 31, 2018 and 2019 the liability related to this defined contribution plan amounted to Ps. 126,869 and Ps. 117,975, respectively.

Other countries

For the rest of the countries where the Company operates and that do not have defined benefit plans or defined contribution plans, the Company makes contributions to the respective governmental social security agencies which are recognized in results of operations as they are incurred.

c) Long-term direct employee benefits

	Balance at December 31, 2017						Applications				Balance at December 31, 2017
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	10,158,036	Ps.	(493,795)	Ps.	1,750,831	Ps.	(2,079,880)	Ps.	(1,223,414)	Ps.	8,111,778

	Balance at December 31, 2018						Applications				Balance at December 31, 2019
			Effect of translation		Increase of the year		Payments		Reversals
Long-term direct employee benefits	Ps.	8,111,778	Ps.	(518,180)	Ps.	2,528,224	Ps.	(1,946,055)	Ps.	—	Ps.	8,175,767

In 2008, a comprehensive restructuring program was initiated in the segment Austria. The provision for restructuring includes future compensation of employees who will no longer provide services for A1 Telekom Austria Group but who cannot be laid off due to their status as civil servants. These employment contracts are onerous contracts under IAS 37, as the unavoidable cost related to the contractual obligation exceeds the future economic benefit. The restructuring program also includes social plans for employees whose employment will be terminated in a socially responsible way. In 2009 and every year from 2011 to 2019, new social plans were initiated that provide for early retirement, special severance packages and golden handshake options. Due to their nature as termination benefits, these social plans are accounted for according to IAS 19.

19. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of December 31, 2018 and 2019:

	December 31, 2018
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	9,987,851	Ps.	—	Ps.	39,028,083
Accounts receivable from subscribers, distributors, contractual assets and other		185,202,494		—		—
Related parties		1,263,605		—		—
Derivative financial instruments		—		5,287,548		—

Total	Ps.	196,453,950	Ps.	5,287,548	Ps.	39,028,083

Financial Liabilities:
Debt	Ps.	638,922,453	Ps.	—	Ps.	—
Accounts payable		221,957,267		—		—
Related parties		2,974,213		—		—
Derivative financial instruments		—		17,107,579		—

Total	Ps.	863,853,933	Ps.	17,107,579	Ps.	—

	December 31, 2019
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	10,145,615	Ps.	—	Ps.	37,572,410
Accounts receivable from subscribers, distributors, contractual assets and other		196,217,010		—		—
Related parties		1,273,140		—		—
Derivative financial instruments		—		6,825,760		—

Total	Ps.	207,635,765	Ps.	6,825,760	Ps.	37,572,410

Financial Liabilities:
Debt	Ps.	624,254,477	Ps.	—	Ps.	—
Liability related to right-of-use of assets		120,596,733		—		—
Accounts payable		216,112,824		—		—
Related parties		3,460,419		—		—
Derivative financial instruments		—		9,596,751		—

Total	Ps.	964,424,453	Ps.	9,596,751	Ps.	—

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

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at December 31, 2018 and 2019 is as follows:

	Measurement of fair value at December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	39,028,083	Ps.	9,987,851	Ps.	—	Ps.	49,015,934
Derivative financial instruments		—		5,287,548		—		5,287,548
Pension plan assets		186,557,731		17,096,344		17,047		203,671,122

Total	Ps.	225,585,814	Ps.	32,371,743	Ps.	17,047	Ps.	257,974,604

Liabilities:
Debt	Ps.	594,713,342	Ps.	99,723,251	Ps.	—	Ps.	694,436,593
Derivative financial instruments		—		17,107,579		—		17,107,579

Total	Ps.	594,713,342	Ps.	116,830,830	Ps.	—	Ps.	711,544,172

	Measurement of fair value at December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	37,572,410	Ps.	10,145,615	Ps.	—	Ps.	47,718,025
Derivative financial instruments		—		6,825,760		—		6,825,760
Pension plan assets		185,981,861		20,294,557		24,404		206,300,822

Total	Ps.	223,554,271	Ps.	37,265,932	Ps.	24,404	Ps.	260,844,607

Liabilities:
Debt	Ps.	582,003,256	Ps.	101,667,421	Ps.	—	Ps.	683,670,677
Liability related to right-of-use of assets		120,596,733		—		—		120,596,733
Derivative financial instruments		—		9,596,751		—		9,596,751

Total	Ps.	702,599,989	Ps.	111,264,172	Ps.	—	Ps.	813,864,161

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in KPN, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gain (loss) related to derivative financial instruments for the years ended December 31, 2018 and 2019 was Ps. 5,286,290 and Ps. (1,774,932) respectively.

For the years ended December 31, 2018 and 2019, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

Changes in liabilities arising from financing activities

	At December 31, 2017		Cash flow		Foreign currency exchange and other		At December 31, 2018

Total liabilities from financing activities	Ps.	697,884,899	Ps.	(34,050,923)	Ps.	(24,911,523)	Ps.	638,922,453

	At December 31, 2018	At January 1, 2019	Cash flow	Foreign currency exchange and other	At December 31, 2019
Debt	Ps. 638,922,453	Ps. —	Ps. 8,273,440	Ps. (22,941,416)	Ps. 624,254,477
Liability related to right-of-use of assets	—	119,387,660	(26,765,075)	27,974,148	120,596,733

Total liabilities from financing activities	Ps. 638,922,453	Ps. 119,387,660	Ps. (18,491,635)	Ps. 5,032,732	Ps. 744,851,210

20. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consists of a minimum fixed portion of Ps. $270,049, (nominal amount), represented by a total of 71,063,212,170 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,601,632,660 are “AA” shares (full voting rights); (ii) 530,585,278 are “A” shares (full voting rights); and (iii) 49,930,994,232 are “L” shares (limited voting rights).

b) As of December 31, 2019 and 2018, the Company’s capital stock was represented by 66,004,214,830 (20,601,632,660 “AA” shares, 530,563,378 “A” shares and 44,872,018,792 “L” shares), and 66,034,792,526 (20,601,632,660 “AA” shares, 546,112,938 “A” shares and 44,887,046,928 “L” shares), respectively.

c) As of December 31, 2019 and 2018, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 5,058,997,340 shares (5,058,975,440 “L” shares and 21,900 “A” shares); and 5,028,419,644 shares (5,028,399,396 “L” shares and 20,248 “A” shares), respectively, all acquired pursuant to the Company’s share repurchase program.

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

Dividends

On April 9, 2019, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. $0.35 (thirty-five peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps. $0.18 (eighteen peso cents) and Ps. $0.17 (seventeen peso cents), on July 15 and November 11, 2019 respectively.

On April 16, 2018, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. $0.32 (thirty-two pesos cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. Such dividend was paid in two installments of Ps. $0.16 (sixteen peso cents) each, on July 16 and November 12, 2018 respectively.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2019 and 2018, the legal reserve amounted Ps. 358,440.

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

Earnings per Share

The following table shows the computation of the basic and diluted earnings per share:

	For the years ended December 31,
	2017		2018		2019
Net profit for the period attributable to equity holders of the parent	Ps.	29,325,921	Ps.	52,566,197	Ps.	67,730,891
Weighted average shares (in millions)		65,909		66,055		66,016

Earnings per share attributable to equity holders of the parent	Ps.	0.44	Ps.	0.79	Ps.	1.03

21. Components of other comprehensive loss

The movement on the components of the other comprehensive (loss) income for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the years ended December 31,
	2017	2018		2019
Controlling interest:
Valuation of the derivative financial instruments, net of deferred taxes	Ps. 12,292	Ps.	—	Ps. —
Unrealized (loss) gain on equity investments at fair value, net of deferred taxes	622,424		(3,765,688)	883,408
Translation effect of foreign entities	(21,683,333)		(61,223,458)	(34,010,066)
Remeasurement of defined benefit plan, net of deferred taxes	(7,075,606)		652,722	(29,153,554)
Non-controlling interest of the items above	3,402,973		(2,986,018)	(1,908,304)

Other comprehensive loss	Ps. (24,721,250)	Ps.	(67,322,442)	Ps. (64,188,516)

22. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the years ended December 31, 2017, 2018 and 2019, valuation of derivatives and other financial items are as follows:

	For the years ended December 31,
	2017		2018		2019
Controlling interest:
Gain (loss) in valuation of derivatives, net		Ps. 8,192,567	Ps.	(4,686,407)	Ps. 4,432,023
Capitalized interest expense (Note 10 c)		2,875,034		2,020,288	2,233,358
Commissions		(1,263,701)		(1,901,473)	(2,820,477)
Interest cost of labor obligations (Note 18)		(8,722,611)		(9,968,526)	(11,377,054)
Interest expense on taxes		(1,503,981)		(555,921)	(516,522)
Dividend received (Note 4)		2,385,559		2,605,333	1,773,336
Gain on net monetary positions		—		4,429,145	4,267,194
Other financial cost		(3,906,627)		(2,118,755)	(5,067,200)

Total	Ps.	(1,943,760)	Ps.	(10,176,316)	Ps. (7,075,342)

23. Segments

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

The segment Southern Cone comprises mobile communication services in Argentina as well as Chile, Paraguay and Uruguay. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end exchange rate.

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

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2017 (in Ps.):
External revenues	190,022,612	89,731,238	210,536,673	81,092,885	72,435,460	56,393,595	44,094,835	148,589,487	35,092,578	93,644,172	—	1,021,633,535
Intersegment revenues	16,748,428	8,753,525	4,785,601	1,250,983	304,555	177,856	187,086	44	122,656	—	(32,330,734)	—

Total revenues	206,771,040	98,484,763	215,322,274	82,343,868	72,740,015	56,571,451	44,281,921	148,589,531	35,215,234	93,644,172	(32,330,734)	1,021,633,535
Depreciation and amortization	17,030,251	18,902,238	51,486,652	10,639,591	12,373,790	8,328,705	9,668,439	1,594,727	5,349,757	25,222,962	(422,170)	160,174,942
Operating income (loss)	50,666,028	7,921,524	11,601,369	11,676,427	(4,704,165)	5,650,477	5,252,401	2,915,123	4,752,168	4,523,857	(111,906)	100,143,303
Interest income	30,083,437	619,748	3,792,242	2,884,613	211,521	1,793,974	1,064,992	394,196	1,111,980	307,021	(39,338,076)	2,925,648
Interest expense	32,185,868	1,028,593	23,578,083	4,637,989	1,955,688	1,573,929	485,684	—	377,727	2,035,716	(37,558,496)	30,300,781
Income tax	18,142,482	387,145	(2,991,377)	3,535,302	(1,874,594)	1,806,085	2,025,618	1,803,555	3,529,253	(1,417,358)	(4,600)	24,941,511
Equity interest in net income (loss) of associated companies	99,044	16,564	(232)	(9,801)	—	—	—	—	—	(14,190)	—	91,385
Net profit (loss) attributable to equity holders of the parent	26,321,442	184,387	(6,617,381)	4,421,938	(6,209,530)	1,595,382	3,713,301	1,793,875	1,262,073	5,656,132	(2,795,698)	29,325,921
Assets by segment	1,033,036,406	170,402,561	428,281,963	133,136,177	108,362,023	113,478,626	81,529,691	40,761,830	88,672,466	203,858,243	(915,308,134)	1,486,211,852
Plant, property and equipment, net	59,137,555	109,713,770	187,459,628	69,006,093	57,060,931	35,930,966	39,050,481	1,693,642	32,173,524	85,116,608	—	676,343,198
Goodwill	27,102,384	213,926	24,708,739	3,073,444	13,981,033	6,113,495	5,597,990	3,341,956	14,186,723	53,143,542	—	151,463,232
Trademarks, net	406,723	274,786	246,557	—	—	—	—	631,024	262,641	8,116,076	—	9,937,807
Licenses and rights, net	11,457,720	13,175	35,662,305	8,885,086	4,197,498	11,295,202	3,376,106	—	7,276,039	31,141,255	—	113,304,386
Investment in associated companies	469,662	546,872	640	63,110	451	—	16,999	—	—	806,950	1,830,488	3,735,172
Liabilities by segments	794,598,013	133,428,178	322,620,030	119,123,646	54,756,152	48,656,628	35,501,900	38,249,957	43,978,410	119,240,533	(484,575,112)	1,225,578,335
As of and for the year ended December 31, 2018 (in Ps.):
External revenues	207,610,244	86,339,289	188,712,666	89,149,978	75,460,428	55,633,192	44,883,585	153,266,315	36,435,541	100,716,443	—	1,038,207,681
Intersegment revenues	16,946,543	9,741,908	4,593,760	13,200,358	344,517	154,082	149,445	—	204,294	—	(45,334,907)	—

Total revenues	224,556,787	96,081,197	193,306,426	102,350,336	75,804,945	55,787,274	45,033,030	153,266,315	36,639,835	100,716,443	(45,334,907)	1,038,207,681
Depreciation and amortization	17,619,342	18,358,248	42,857,751	13,526,361	13,464,867	8,516,960	8,940,655	1,545,395	5,036,831	26,838,972	(992,802)	155,712,580
Operating income (loss)	57,450,599	8,085,764	23,494,903	16,975,797	14,388,552	5,003,915	4,867,763	2,665,270	5,811,846	4,731,562	(3,918,800)	139,557,171
Interest income	26,578,280	420,380	11,303,888	2,251,474	1,013,839	1,666,879	1,566,086	559,548	1,458,874	122,133	(36,295,212)	10,646,169
Interest expense	32,526,258	1,153,913	20,377,191	4,338,941	2,913,881	1,719,663	509,081	—	561,867	1,973,431	(34,302,793)	31,771,433
Income tax	28,842,505	643,377	4,026,444	1,390,039	2,251,877	2,498,666	2,533,600	810,898	2,774,204	707,093	(1,624)	46,477,079
Equity interest in net income (loss) of associated companies	(5,962)	44,965	(152)	(20,871)	—	—	—	—	—	(17,713)	—	267
Net profit (loss) attributable to equity holders of the parent	23,185,029	(2,201,572)	3,530,653	6,065,703	9,165,801	1,730,933	2,821,733	2,820,505	3,644,697	3,809,694	(2,006,979)	52,566,197
Assets by segment	970,564,314	174,461,398	390,791,480	127,946,573	111,975,598	96,347,779	81,640,157	38,814,907	102,531,547	186,135,358	(851,985,719)	1,429,223,392
Plant, property and equipment, net	56,056,634	103,737,293	173,197,708	62,988,635	51,422,548	35,800,477	37,146,601	1,356,237	38,011,242	80,421,642	(138,297)	640,000,720
Goodwill	27,104,632	215,381	21,388,124	2,796,759	12,770,380	5,242,365	5,466,871	3,328,533	14,186,723	53,066,729	—	145,566,497
Trademarks, net	227,774	243,556	124,910	—	—	—	—	507,033	249,984	3,313,948	—	4,667,205
Licenses and rights, net	10,573,147	—	25,873,910	12,555,496	3,400,235	9,651,582	3,605,416	—	10,294,336	27,344,273	—	103,298,395
Investment in associated companies	5,621,661	563,667	543	20,697	412	—	24,262	—	—	748,674	(3,847,209)	3,132,707
Liabilities by segments	748,965,728	136,993,838	298,308,084	94,550,901	56,211,438	50,064,761	28,592,953	35,552,678	58,716,154	117,214,746	(441,820,311)	1,183,350,970

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
As of and for the year ended December 31, 2019 (in Ps.):
External revenues	226,164,232	84,173,980	177,596,077	54,230,682	74,274,684	55,440,675	46,602,036	155,864,392	34,580,822	98,420,289	—	1,007,347,869
Intersegment revenues	11,676,015	11,863,364	4,182,248	11,041,705	361,386	92,249	132,061	—	1,136,879	—	(40,485,907)	—

Total revenues	237,840,247	96,037,344	181,778,325	65,272,387	74,636,070	55,532,924	46,734,097	155,864,392	35,717,701	98,420,289	(40,485,907)	1,007,347,869
Depreciation and amortization	24,742,622	16,346,927	39,424,474	13,847,506	13,439,489	10,256,129	11,045,817	1,396,422	6,322,648	24,975,146	(2,881,970)	158,915,210
Operating income (loss)	67,694,409	9,731,852	28,846,565	4,007,614	15,324,977	8,023,002	5,712,068	2,968,236	5,741,368	8,687,862	(1,897,418)	154,840,535
Interest income	23,713,455	1,839,973	3,155,681	896,256	1,306,571	1,283,788	532,046	324,932	1,478,560	115,359	(28,361,949)	6,284,672
Interest expense	30,972,658	1,439,785	19,021,965	3,849,318	2,952,123	2,422,887	1,406,720	385	1,435,862	2,220,168	(27,810,532)	37,911,339
Income tax	30,000,511	1,528,229	4,251,116	2,022,336	5,405,452	1,681,159	2,355,380	1,119,478	719,774	1,946,255	3,843	51,033,533
Equity interest in net income (loss) of associated companies	(3,732)	46,789	(1,538)	(23,424)	—	—	(28,795)	—	—	(6,909)	—	(17,609)
Net profit (loss) attributable to equity holders of the parent	42,598,946	(1,705,068)	5,618,095	(6,984)	9,571,046	(2,604,646)	2,335,963	2,095,807	4,312,630	5,051,145	463,957	67,730,891
Assets by segment	915,233,048	201,283,526	382,561,753	132,722,497	115,851,227	94,021,632	77,355,732	30,775,893	100,694,650	191,744,924	(710,311,225)	1,531,933,657
Plant, property and equipment, net	54,589,459	106,869,482	174,761,167	60,537,650	50,133,642	39,068,450	38,934,747	1,405,755	38,223,641	75,707,738	(888,361)	639,343,370
Goodwill	27,396,393	215,381	25,379,805	5,241,305	12,124,685	4,895,331	7,289,748	3,220,105	14,186,723	52,950,325	—	152,899,801
Trademarks, net	46,476	212,324	37,207	—	—	—	—	369,950	227,156	2,595,596	—	3,488,709
Licenses and rights, net	11,087,882	452,504	29,324,718	12,103,980	5,530,422	8,064,487	4,390,547	—	7,942,670	25,951,335	—	104,848,545
Investment in associated companies	3,562,323	610,807	111,073	(7,806)	391	—	25,603	—	—	—	(1,828,198)	2,474,193
Liabilities by segments	718,354,229	175,774,964	297,877,328	103,330,525	55,576,253	55,463,339	37,993,180	31,557,816	54,276,868	124,319,541	(349,497,251)	1,305,026,792

24. Recently Issued Accounting Standards

New standards, amendments and interpretations not yet effective

The estimated impact and evaluation of the recently issued accounting standards not yet in effect as of December 31, 2019 are as follows:

Amendments to IFRS 3: Definition of Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

25. Subsequent Events

a) On March 25, 2020, the Company disbursed the full amount of the two existing revolving syndicated credit facilities—one for U.S.$2.5 billion and one for the Euro equivalent of U.S.$2.0 billion. The Company elected to draw on the facilities to assure liquidity.

b) On April 9, 2020, the Company announced a tender offer to purchase in cash its Zero Coupon Exchangeable Bonds due on May 28, 2020. The tender offer finalized on April 17, 2020 and resulted with the Company purchasing €1,318,200 of the principal amount of the Exchangeable Bond. Aggregate principal amount of €1,607,300 of the Exchangeable Bonds remains outstanding.

c) The coronavirus (“COVID-19”) outbreak and its impact on global economies could have an effect on the Company’s business, which will depend on the duration and spread of the outbreak. The financial resilience of the Company and its vast and critical infrastructure will contribute to mitigate the mentioned impact.

26. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2018 and 2019 and condensed consolidating statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2019 of the Company and Telcel (the “wholly-owned Guarantor Subsidiary”). The unconsolidated financial statements of América Móvil and Telcel reflect their investments in subsidiaries on the basis of the equity method. These unconsolidated entities are the Guarantors of most of América Móvil’s consolidated obligations. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned guarantor subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

Condensed consolidating statements of financial position

	As of December 31, 2018
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	8,335,101	Ps.	1,745,895	Ps.	11,578,966	Ps.	—	Ps.	21,659,962
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments		9,511,368		—		39,504,566		—		49,015,934
Accounts receivable and derivative financial instruments		31,462,176		35,671,582		154,380,710		—		221,514,468
Related parties		199,566,671		1,144,534		560,142,367		(759,589,967)		1,263,605
Inventories, net		215,055		18,495,502		21,594,805		—		40,305,362
Other current assets, net		—		1,218,764		14,077,429		—		15,296,193
Property, plant and equipment, net		1,340,358		23,192,546		615,467,816		—		640,000,720
Investments in associated companies		734,944,344		88,070,845		16,926,615		(836,809,097)		3,132,707
Intangible assets and other non-current assets, net		4,113,902		26,176,381		406,744,158		—		437,034,441

Total assets	Ps.	989,488,975	Ps.	195,716,049	Ps.	1,840,417,432	Ps.	(1,596,399,064)	Ps.	1,429,223,392

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	52,827,411	Ps.	—	Ps.	43,403,223	Ps.	—	Ps.	96,230,634
Current liabilities		153,489,868		72,282,238		597,174,025		(452,085,876)		370,860,255
Long-term debt		456,918,590		—		85,773,229		—		542,691,819
Other non-current liabilities		130,257,461		109,368,210		242,232,897		(308,290,306)		173,568,262

Total liabilities	Ps.	793,493,330	Ps.	181,650,448	Ps.	968,583,374	Ps.	(760,376,182)	Ps.	1,183,350,970

Equity attributable to equity holders of the parent		195,995,645		14,065,601		760,485,332		(774,550,933)		195,995,645
Non-controlling interests		—		—		111,348,726		(61,471,949)		49,876,777
Total equity		195,995,645		14,065,601		871,834,058		(836,022,882)		245,872,422

Total liabilities and equity	Ps.	989,488,975	Ps.	195,716,049	Ps.	1,840,417,432	Ps.	(1,596,399,064)	Ps.	1,429,223,392

Condensed consolidating statements of financial position

	As of December 31, 2019
	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Assets:
Cash and cash equivalents	Ps.	2,181,914	Ps.	1,324,828	Ps.	16,238,914	Ps.	—	Ps.	19,745,656
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments		7,457,617		—		40,260,408		—		47,718,025
Accounts receivable and derivative financial instruments		33,572,793		32,387,110		145,572,153		—		211,532,056
Related parties		212,730,983		1,804,175		270,172,956		(483,434,974)		1,273,140
Inventories, net		179,359		24,849,028		16,073,625		—		41,102,012
Other current assets, net		—		8,127,140		1,346,294		—		9,473,434
Property, plant and equipment, net		721,263		23,549,234		615,072,873		—		639,343,370
Investments in associated companies		589,026,740		90,975,391		16,363,504		(693,891,442)		2,474,193
Intangible assets and other non-current assets, net		1,868,962		82,260,873		477,068,306		(1,926,370)		559,271,771

Total assets	Ps.	847,739,631	Ps.	265,277,779	Ps.	1,598,169,033	Ps.	(1,179,252,786)	Ps.	1,531,933,657

Liabilities:
Short-term debt and current portion of long-term debt	Ps.	102,939,138	Ps.	—	Ps.	26,232,895	Ps.	—	Ps.	129,172,033
Current liabilities		104,397,419		163,515,007		324,211,152		(195,895,866)		396,227,712
Long-term debt		395,296,683		—		99,785,761		—		495,082,444
Other non-current liabilities		67,196,432		87,597,558		417,289,721		(287,539,108)		284,544,603

Total liabilities	Ps.	669,829,672	Ps.	251,112,565	Ps.	867,519,529	Ps.	(483,434,974)	Ps.	1,305,026,792

Equity attributable to equity holders of the parent		177,909,959		14,165,214		620,224,573		(634,389,787)		177,909,959
Non-controlling interests		—		—		110,424,931		(61,428,025)		48,996,906
Total equity		177,909,959		14,165,214		730,649,504		(695,817,812)		226,906,865

Total liabilities and equity	Ps.	847,739,631	Ps.	265,277,779	Ps.	1,598,169,033	Ps.	(1,179,252,786)	Ps.	1,531,933,657

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total operating revenues	Ps.	160,057,511	Ps.	170,991,493	Ps.	887,951,615	Ps.	(197,367,084)	Ps.	1,021,633,535
Total operating cost and expenses		123,548,341		163,152,868		832,429,198		(197,640,175)		921,490,232

Operating income		36,509,170		7,838,625		55,522,417		273,091		100,143,303
Interest (expense) income, net		(16,779,235)		(12,365,116)		1,810,523		(41,305)		(27,375,133)
Foreign currency exchange (loss) gain, net		(15,223,111)		1,320,667		83,493		—		(13,818,951)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		6,775,455		—		(8,719,215)		—		(1,943,760)
Income tax		14,201,399		1,386,519		9,353,593		—		24,941,511
Equity interest in net income of associated companies		32,245,041		(8,977,146)		(13,466,845)		(9,709,665)		91,385

Net profit (loss) for the year	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Net profit for the year attributable to:
Equity holders of the parent		29,325,921		(13,569,489)		21,417,549		(7,848,060)		29,325,921
Non-controlling interest		—		—		4,459,231		(1,629,819)		2,829,412

Net profit (loss) for the year	Ps.	29,325,921	Ps.	(13,569,489)	Ps.	25,876,780	Ps.	(9,477,879)	Ps.	32,155,333

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(21,683,333)		(1,897,936)		(18,309,877)		23,581,269		(18,309,877)
Effect of fair value of derivatives, net of deferred taxes		12,292		—		12,292		(12,292)		12,292
Items not to be reclassified to profit or (loss) in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes		(7,075,606)		(8,439)		(7,046,089)		7,084,045		(7,046,089)
Unrealized gain on equity investments at fair value, net of deferred taxes		622,424		—		622,424		(622,424)		622,424

Total other comprehensive loss items for the year, net of deferred taxes	Ps.	(28,124,223)	Ps.	(1,906,375)	Ps.	(24,721,250)	Ps.	30,030,598	Ps.	(24,721,250)

Total comprehensive income for the year	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	(5,076,855)	Ps.	20,552,719	Ps.	1,201,698
Non-controlling interests		—		—		6,232,385		—		6,232,385

	Ps.	1,201,698	Ps.	(15,475,864)	Ps.	1,155,530	Ps.	20,552,719	Ps.	7,434,083

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2018

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total operating revenues	Ps.	170,887,145	Ps.	190,924,413	Ps.	890,427,121	Ps.	(214,030,998)	Ps.	1,038,207,681
Total operating cost and expenses		129,039,749		183,542,058		799,085,884		(213,017,181)		898,650,510

Operating income		41,847,396		7,382,355		91,341,237		(1,013,817)		139,557,171
Interest (expense) income, net		(24,831,538)		(11,033,069)		14,757,906		(18,563)		(21,125,264)
Foreign currency exchange (loss) gain, net		11,805,283		626,304		(19,693,543)		—		(7,261,956)
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(4,443,892)		—		(5,732,424)		—		(10,176,316)
Income tax		17,754,010		798,639		27,924,430		—		46,477,079
Equity interest in net income of associated companies		46,101,188		1,325,723		(2,497,059)		(44,929,585)		267

Net profit (loss) for year	Ps.	52,724,427	Ps.	(2,497,326)	Ps.	50,251,687	Ps.	(45,961,965)	Ps.	54,516,823

Net profit for the year attributable to:
Equity holders of the parent		52,724,427		(2,497,326)		46,641,696		(44,302,600)		52,566,197
Non-controlling interest		—		—		3,609,991		(1,659,365)		1,950,626

Net profit (loss) for the year	Ps.	52,724,427	Ps.	(2,497,326)	Ps.	50,251,687	Ps.	(45,961,965)	Ps.	54,516,823

Other comprehensive loss items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(61,223,458)		(724,521)		(64,314,032)		61,947,979		(64,314,032)
Items not to be reclassified to profit or loss in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes		652,722		(1,603,145)		757,278		950,423		757,278
Unrealized loss on equity investments at fair value, net of deferred taxes		(3,765,688)		—		(3,765,688)		3,765,688		(3,765,688)

Total other comprehensive loss items for the year, net of deferred taxes	Ps.	(64,336,424)	Ps.	(2,327,666)	Ps.	(67,322,442)	Ps.	66,664,090	Ps.	(67,322,442)

Total comprehensive loss for the year	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(17,070,755)	Ps.	20,702,125	Ps.	(12,805,619)

Comprehensive loss for the year attributable to:
Equity holders of the parent	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(16,035,363)	Ps.	20,702,125	Ps.	(11,770,227)
Non-controlling interests		—		—		(1,035,392)		—		(1,035,392)

	Ps.	(11,611,997)	Ps.	(4,824,992)	Ps.	(17,070,755)	Ps.	20,702,125	Ps.	(12,805,619)

Condensed consolidating statements of comprehensive income

For the year ended December 31, 2019

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Total operating revenues	Ps.	171,369,419	Ps.	205,719,219	Ps.	867,599,640	Ps.	(237,340,409)	Ps.	1,007,347,869
Total operating cost and expenses		138,116,795		188,910,056		755,812,050		(230,331,567)		852,507,334

Operating income		33,252,624		16,809,163		111,787,590		(7,008,842)		154,840,535
Interest (expense) income, net		(25,482,552)		(16,714,198)		10,362,884		207,199		(31,626,667)
Foreign currency exchange (loss) gain, net		14,553,340		(43,999)		(9,283,270)		—		5,226,071
Valuation of derivatives, interest cost from labor obligations and other financial items, net		4,580,710		—		(11,656,052)		—		(7,075,342)
Income tax		13,098,827		1,082,274		36,852,432				51,033,533
Equity interest in net result of associated companies		53,925,595		2,146,151		1,097,234		(57,186,589)		(17,609)

Net profit (loss) for the year	Ps.	67,730,890	Ps.	1,114,843	Ps.	65,455,954	Ps.	(63,988,232)	Ps.	70,313,455

Net profit for the year attributable to:
Equity holders of the parent		67,730,890		1,114,843		59,618,592		(60,733,434)		67,730,891
Non-controlling interest		—		—		5,837,362		(3,254,798)		2,582,564

Net profit (loss) for the year	Ps.	67,730,890	Ps.	1,114,843	Ps.	65,455,954	Ps.	(63,988,232)	Ps.	70,313,455

Other comprehensive income items:
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities		(34,010,066)		1,639,022		(35,536,252)		32,371,044		(35,536,252)
Items that will not be reclassified to (loss) or profit in subsequent years:
Re-measurement of defined benefit plan, net of deferred taxes		(29,153,554)		(2,654,252)		(29,535,672)		31,807,806		(29,535,672)
Unrealized gain on equity investments at fair value, net of deferred taxes		883,408		—		883,408		(883,408)		883,408

Total other comprehensive loss items for the year, net of deferred taxes	Ps.	(62,280,212)	Ps.	(1,015,230)	Ps.	(64,188,516)	Ps.	63,295,442	Ps.	(64,188,516)

Total comprehensive income for the year	Ps.	5,450,678	Ps.	99,613	Ps.	1,267,438	Ps.	(692,790)	Ps.	6,124,939

Comprehensive income for the year attributable to:
Equity holders of the parent	Ps.	5,450,678	Ps.	99,613	Ps.	593,178	Ps.	(692,790)	Ps.	5,450,679
Non-controlling interests		—		—		674,260		—		674,260

	Ps.	5,450,678	Ps.	99,613	Ps.	1,267,438	Ps.	(692,790)	Ps.	6,124,939

Condensed consolidating statements of cash flows

For the year ended December 31, 2017

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before taxes	Ps.	43,527,320	Ps.	(12,182,970)	Ps.	35,230,373	Ps.	(9,477,879)	Ps.	57,096,844
Non-cash items		(17,017,287)		30,000,109		171,062,158		11,635,563		195,680,543
Changes in working capital:		(18,973,478)		(9,486)		(66,062,629)		50,040,581		(35,005,012)

Net cash flows provided by operating activities	Ps.	7,536,555	Ps.	17,807,653	Ps.	140,229,902	Ps.	52,198,265	Ps.	217,772,375

Investing activities:
Purchase of property, plant and equipment		16,526		(5,571,410)		(113,630,253)		—		(119,185,137)
Acquisition of intangibles		—		(3,053,345)		(14,485,196)		—		(17,538,541)
Dividends received from associates		21,465,687		970,000		2,385,559		(22,435,687)		2,385,559
Proceeds from sale of plant, property and equipment		—		—		133,349		—		133,349
Acquisition of business, net of cash acquired		—		(3,381,505)		(3,497,288)		—		(6,878,793)
Investment in associates companies		—		1,925,898		—		(1,925,898)		—
Sale of associated company		—		—		340,040		—		340,040

Net cash flows provided by (used in) investing activities	Ps.	21,482,213	Ps.	(9,110,362)	Ps.	(128,753,789)	Ps.	(24,361,585)	Ps.	(140,743,523)

Financing activities:
Bank loans, net		13,548,138		—		16,382,838		(57,364,465)		(27,433,489)
Acquisition of no controlling interest		—		—		(11,930)		—		(11,930)
Interest paid		(24,009,216)		(7,092,098)		(7,187,225)		7,092,098		(31,196,441)
Repurchase of shares and others		(1,240,028)		—		6,657		—		(1,233,371)
Payment of dividends		(14,406,748)		—		(24,120,329)		22,435,687		(16,091,390)
Derivative financial instruments		—		—		(71,474)		—		(71,474)

Net cash flows used in financing activities	Ps.	(26,107,854)	Ps.	(7,092,098)	Ps.	(15,001,463)	Ps.	(27,836,680)	Ps.	(76,038,095)

Net (decrease) increase in cash and cash equivalents		2,910,914		1,605,193		(3,525,350)		—		990,757
Adjustment to cash flow for exchange rate differences		—		—		61,333		—		61,333
Cash and cash equivalents at beginning of the year		4,107,645		1,948,159		17,162,579		—		23,218,383

Cash and cash equivalents at end of the year	Ps.	7,018,559	Ps.	3,553,352	Ps.	13,698,562	Ps.	—	Ps.	24,270,473

Condensed consolidating statements of cash flows

For the year ended December 31, 2018

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before income tax	Ps.	70,478,437	Ps.	(1,698,687)	Ps.	78,176,117	Ps.	(45,961,965)	Ps.	100,993,902
Non-cash items		(23,099,316)		20,952,414		149,503,016		39,836,704		187,192,818
Working capital changes:		(49,040,542)		(35,329,228)		(61,332,380)		105,845,958		(39,856,192)

Net cash flows provided by operating activities	Ps.	(1,661,421)	Ps.	(16,075,501)	Ps.	166,346,753	Ps.	99,720,697	Ps.	248,330,528

Investing activities:
Purchase of property, plant and equipment		(17,709)		(4,031,228)		(139,839,096)		—		(143,888,033)
Acquisition of intangibles		—		(2,993,373)		(4,940,274)		—		(7,933,647)
Dividends received		24,314,803		—		2,622,237		(24,314,803)		2,622,237
Proceeds from sale of plant, property and equipment		—		—		178,532		—		178,532
Acquisition of business, net of cash acquired		—		—		(310,604)		—		(310,604)
Investments in associate companies		—		(5,092,881)		—		5,092,881		—
Partial sale of shares of associated company		—		—		548,484		—		548,484

Net cash flows provided by (used in) investing activities	Ps.	24,297,094	Ps.	(12,117,482)	Ps.	(141,740,721)	Ps.	(19,221,922)	Ps.	(148,783,031)

Financing activities:
Bank loans, net		24,784,341		—		19,592,788		(78,428,052)		(34,050,923)
Acquisition of non-controlling interests		—		—		(115,821)		—		(115,821)
Interest paid		(24,802,363)		26,385,526		(6,066,654)		(26,385,526)		(30,869,017)
Repurchase of shares		(514,007)		—		2,586		—		(511,421)
Dividends paid		(20,787,102)		—		(25,897,494)		24,314,803		(22,369,793)
Redemption of hybrid bond		—		—		(13,440,120)		—		(13,440,120)

Net cash flows (used in) provided by financing activities	Ps.	(21,319,131)	Ps.	26,385,526	Ps.	(25,924,715)	Ps.	(80,498,775)	Ps.	(101,357,095)

Net increase (decrease) in cash and cash equivalents		1,316,542		(1,807,457)		(1,318,683)		—		(1,809,598)
Adjustment to cash flows due to exchange rate fluctuations, net		—		—		(800,913)		—		(800,913)
Cash and cash equivalents at beginning of the year		7,018,559		3,553,352		13,698,562		—		24,270,473

Cash and cash equivalents at end of the year	Ps.	8,335,101	Ps.	1,745,895	Ps.	11,578,966	Ps.	—	Ps.	21,659,962

Condensed consolidating statements of cash flows

For the year ended December 31, 2019

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Operating activities:
Profit before income tax	Ps.	80,829,717	Ps.	2,197,117	Ps.	102,308,386	Ps.	(63,988,232)	Ps.	121,346,988
Non-cash items		(46,879,977)		12,508,840		174,550,273		48,007,886		188,187,022
Working capital changes		(24,351,260)		(36,428,726)		(56,610,878)		42,135,322		(75,255,542)

Net cash flows provided by (used in) operating activities	Ps.	9,598,480	Ps.	(21,722,769)	Ps.	220,247,781	Ps.	26,154,976	Ps.	234,278,468

Investing activities:
Purchase of property, plant and equipment		(147,714)		(1,821,745)		(130,914,876)				(132,884,335)
Acquisition of intangibles				(2,413,193)		(16,549,663)				(18,962,856)
Dividends received		27,817,109		—		1,773,336		(27,817,109)		1,773,336
Proceeds from sale of plant, property and equipment						344,924				344,924
Acquisition of business, net of cash acquired		(7,335,058)		—		(5,995,593)				(13,330,651)
Investments in associate companies		(5,819,645)		(3,359,058)		(56,985)		9,178,703		(56,985)
Partial sale of shares of associated company						36,478				36,478

Net cash flows provided by (used in) investing activities	Ps.	14,514,692	Ps.	(7,593,996)	Ps.	(151,362,379)	Ps.	(18,638,406)	Ps.	(163,080,089)

Financing activities:
Bank loans, net		14,815,606				(104,185)		(6,437,981)		8,273,440
Acquisition of non-controlling interests						(83,055)				(83,055)
Interest paid		(21,907,497)		28,895,698		(6,139,198)		(28,895,698)		(28,046,695)
Repurchase of shares		(435,713)								(435,713)
Dividends paid		(22,738,755)				(29,326,499)		27,817,109		(24,248,145)
Payment of liability related to right-of-use of assets						(26,765,075)				(26,765,075)

Net cash flows (used in) provided by financing activities	Ps.	(30,266,359)	Ps.	28,895,698	Ps.	(62,418,012)	Ps.	(7,516,570)	Ps.	(71,305,243)

Net (decrease) increase in cash and cash equivalents		(6,153,187)		(421,067)		6,467,390				(106,864)
Adjustment to cash flows due to exchange rate fluctuations, net						(1,807,442)				(1,807,442)
Cash and cash equivalents at beginning of the year		8,335,101		1,745,895		11,578,966				21,659,962

Cash and cash equivalents at end of the year	Ps.	2,181,914	Ps.	1,324,828	Ps.	16,238,914	Ps.	—	Ps.	19,745,656